Form 20-F
period 2002-12-31
POSCO
filed 2003-05-06
CIK 889132

As filed with the Securities and Exchange Commission on May 6, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Form 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-13368

POSCO

(Exact name of Registrant as specified in its charter)

POSCO

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

Finance Division

POSCO Center
892 Daechi-4-dong
Kangnam-ku
Seoul, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered

American Depositary Shares, each representing one-fourth of one share of Common Stock	New York Stock Exchange, Inc.
Common Stock, par value W5,000 per share	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

$200,000,000 6 5/8% Notes due 2003

$200,000,000 7 1/8% Notes due 2004

$250,000,000 7 3/8% Notes due 2005

$300,000,000 7 1/8% Notes due 2006

(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

81,738,519 shares of common stock, par value W5,000 per share

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☑ Yes       ☐ No

          Indicate by check mark which financial statement item the registrant has elected to follow.     ☐ Item 17          ☑ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS

DURING THE PAST FIVE YEARS)

          Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐ Yes          ☐ No

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

GLOSSARY
Item 3. Key Information
SELECTED FINANCIAL DATA
EXCHANGE RATE INFORMATION
RISK FACTORS
Item 4. Information on the Company
BUSINESS OVERVIEW
The Company
Business Strategy
Major Products
Markets
Pricing Policy
Raw Materials
The Steelmaking Process
Competition
Subsidiaries
Diversification
Insurance
The Environment
PROPERTY, PLANTS AND EQUIPMENT
Item 5. Operating and Financial Review and Prospects
OVERVIEW
CRITICAL ACCOUNTING POLICIES
OPERATING RESULTS
LIQUIDITY AND CAPITAL RESOURCES
INFLATION
SIGNIFICANT CHANGES IN KOREAN GAAP
U.S. GAAP RECONCILIATION
SIGNIFICANT CHANGES IN U.S. GAAP
RESEARCH AND DEVELOPMENT
CAPITAL EXPENDITURES AND CAPACITY EXPANSION
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
Item 8. Financial Information
CONSOLIDATED FINANCIAL STATEMENTS
LEGAL PROCEEDINGS
DIVIDENDS
Item 9. The Offer and Listing
NOTES
COMMON STOCK AND ADSs
THE KOREA STOCK EXCHANGE
MARKET PRICE INFORMATION
Item 10. Additional Information
ARTICLES OF INCORPORATION
EXCHANGE CONTROLS AND SECURITIES REGULATIONS
TAXATION
DOCUMENTS ON DISPLAY
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Exchange Rate Risk
Interest Rate Risk
Item 12. Description of Securities Other than Equity Securities
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
CERTIFICATION
CERTIFICATION
EXHIBIT INDEX
Ex-1.1 Articles of Incorporation
EX-8.1 List of subsidiaries of POSCO
EX-10.1 Consent of Samil Accounting Co.
EX-10.2 Certification pursuant to Section 906

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	The Bank of New York.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“common stock”	Common stock, par value W5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.

“Dollars”, “$” or “US$”	The currency of the United States of America.

“Government”	The government of the Republic of Korea.

“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.

“Kwangyang Works”	Kwangyang Steel Works.

“We”	POSCO.

“Pohang Works”	Pohang Steel Works.

“Republic”	The Republic of Korea.

“Securities Act”	The United States Securities Act of 1933, as amended.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“Won” or “W”	The currency of the Republic of Korea.

      Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Item 3.	Key Information

SELECTED FINANCIAL DATA

      The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto, “Operating Results” and other historical financial information included elsewhere in this annual report. The selected financial data for each of the three years in the period ended December 31, 2002 is derived from our consolidated financial statements included elsewhere in this annual report, which have been audited by Samil Accounting Corporation, a member firm of PricewaterhouseCoopers.

      Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP:
Sales(1)	W13,613	W12,701	W13,776	W13,121	W14,355	US$	12,101
Cost of goods sold(2)	10,931	10,005	10,752	10,680	11,338		9,558
Selling, general and administrative expenses	781	685	718	854	967		815
Operating income	1,901	2,011	2,306	1,587	2,050		1,728
Interest expense	677	439	464	451	332		280
Foreign exchange transaction and translation gains (losses), net(3)	85	53	(173)	(10)	135		114
Donations(4)	181	123	449	83	50		42
Income taxes	321	698	689	337	398		336
Net earnings	953	1,554	1,634	846	1,089		918
Earnings per share of common stock(5)	10,157	16,204	19,131	10,366	13,295		11.21
Dividends per share of common stock	1,250	1,750	2,500	2,500	3,500		2.11
U.S. GAAP(6):
Operating income	W2,037	W1,972	W2,475	W1,657	W2,086	US$	1,759
Net earnings (loss)(7)	2,138	1,532	1,743	908	1,018		858
Basic and diluted earnings (loss) per share of common stock	22,791	15,976	20,410	11,126	12,430		10.48

BALANCE SHEET DATA

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(In billions of Won and millions of Dollars)
Korean GAAP:
Working capital(8)	W1,826	W1,458	W960	W1,342	W1,432	US$	1,207
Property, plant and equipment, net(9)	11,153	10,811	10,455	10,601	10,325		8,703
Total assets(9)	20,601	19,690	20,147	19,405	19,077		16,081
Long-term debt(10)(11)	4,921	3,740	4,159	4,235	3,194		2,692
Total stockholders’ equity(9)	8,334	9,200	9,558	10,351	11,574		9,757
U.S. GAAP(6):
Property, plant and equipment, net	W10,848	W10,544	W10,113	W10,294	W10,054	US$	8,475
Total assets	20,205	19,251	19,620	18,981	18,680		15,746
Total shareholders’ equity	8,521	9,674	9,936	10,746	11,269		9,500

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	In 1998, some foreign exchange translation gains and losses were capitalized, and other foreign exchange translation gains and losses were deferred and amortized on a straight line basis over the term of the related foreign currency assets and liabilities, as applicable, following a change in Korean GAAP. Starting January 1, 1999, any gain or loss on foreign currency translation is no longer deferred but is instead included in our current income statements. See “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Overview — Exchange Rate Fluctuations” and Notes 2 and 30 of Notes to Consolidated Financial Statements.

(4)	Includes donations to educational foundations supporting basic science and technology research. See “Operating and Financial Review and Prospects — Research and Development” and Note 24 of Notes to Consolidated Financial Statements.

(5)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(6)	Selected financial information under U.S. GAAP has been restated. A description of the material differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP and restatements under U.S. GAAP for 2000 and 2001 are discussed in detail in Note 30 of Notes to Consolidated Financial Statements.

(7)	Includes W1,765 billion of foreign exchange gains in 1998 and the resulting tax effects under U.S. GAAP. Under Korean GAAP effective January 1, 1997 until December 31, 1998, some foreign exchange translation gains and losses were deferred or capitalized and amortized over future periods, instead of being included in current results of operations. See “Key Information — Risk Factors — Adverse Impact of Depreciation of the Won”, “Operating and Financial Review and Prospects — Overview — Exchange Rate Fluctuations” and Notes 2 and 30 of Notes to Consolidated Financial Statements.

(8)	“Working capital” means current assets minus current liabilities.

(9)	Reflects revaluations of assets permitted under Korean law, including, most recently, a W2,614 billion net asset revaluation on January 1, 1989. See Note 17 of Notes to Consolidated Financial Statements.

(10)	For information regarding swap transactions entered into by us, see “Operating and Financial Review and Prospects — Overview — Exchange Rate Fluctuations” and Note 22 of Notes to Consolidated Financial Statements.

(11)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 27 of Notes to Consolidated Financial Statements.

EXCHANGE RATE INFORMATION

      The following table sets out information concerning the noon buying rate for the periods and dates indicated.

	At End	Average
Period	of Period	Rate(1)	High	Low

	(per US$1.00)
1998	1,206.0	1,367.3	1,812.0	1,196.0
1999	1,136.0	1,188.2	1,243.0	1,125.0
2000	1,267.0	1,140.0	1,267.0	1,105.5
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
November	1,198.7	1,210.2	1,230.0	1,197.2
December	1,186.3	1,206.6	1,221.0	1,186.3
2003 (through April 30)	1,215.5	1,206.6	1,262.0	1,164.6
January	1,165.0	1,176.5	1,197.3	1,164.6
February	1,193.7	1,190.4	1,206.0	1,173.0
March	1,252.0	1,237.0	1,260.0	1,184.6
April	1,215.5	1,231.1	1,262.0	1,204.0

(1)	The average of the noon buying rates on the last day of each month (or a portion thereof) during the period.

      We have translated the Won amounts into Dollars in this prospectus solely for your convenience. We make no representation that the Won or Dollar amounts contained in this prospectus could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.

RISK FACTORS

      You should carefully consider the following factors.

Adverse economic and financial developments in Korea recently had and may in the future have an adverse effect on domestic demand for our products.

      In 1997 and 1998, the Republic experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions, the Republic’s financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of the Republic and various companies, including us, and financial institutions in the Republic to below investment grade, although S&P and Moody’s raised the credit rating of the Republic and our credit rating back to investment grade levels in early 1999. The current long-term foreign currency rating of the Republic by Standard & Poor’s is A- and the current foreign currency rating on bond obligations of the Republic by Moody’s is A3. Prompted by heightened security concerns stemming from North Korea’s nuclear weapons program, Moody’s changed the outlook on the long-term ratings of the Republic from positive to negative in February 2003.

      Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001 and 2002 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events such as the terrorist attacks in the United States that took place on September 11, 2001, the war in Iraq and the outbreak of severe acute respiratory syndrome (SARS) in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the world economy, and may thus adversely affect the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

      Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	failure of restructuring of other large troubled companies;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increased strife among and within political parties in Korea;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty and risk of further attacks by terrorist groups around the world;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between Korea and North Korea.

      Any developments that adversely affect the Republic’s economic recovery will likely also decrease demand for our products and adversely affect our results of operations. Korea is our most important market, accounting for 69.5% of our total sales volume in 2002.

Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia.

      Our export sales accounted for 30.5% of our total sales volume for steel products in 2002. Our export sales to Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 76.0% of our total export sales volume for steel products in 2002, and we expect that sales to these countries, especially to China, may increase in the future. Adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, including companies in the automobile, machinery and electrical appliance industries. In addition, weak demand in these countries, combined with the continuing condition of over-capacity in the world steel industry, may reduce export prices in Dollar terms for our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could increase our foreign exchange risks.

Increased tensions with North Korea could have an adverse effect on us or the price of the ADSs.

      Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current events, including renewed contacts at the highest levels of the governments of Korea and North Korea and the increased hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant, evicted inspectors from the United Nations International Atomic Energy Agency and has reportedly resumed activity at the Yongbyon power plant. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty and demanded that the United States sign a non-aggression pact before North Korea dismantles its nuclear power and arms program. North Korea has also test-fired at least two missiles, engaged an unarmed U.S. military aircraft and is reported to have developed nuclear weapons. As a result of these events, the level of tension between the two Koreas, as well as between North Korea and other countries including the United States, has increased. While discussions between North Korea and other countries, including Korea, the United States and China, to resolve these issues peacefully have taken place, any further increase in the tension or occurrence of military hostilities could have a material adverse effect on our operations and the price of the ADSs.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

      Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 50.8% of our total long-term debt, including current portion, as of December 31, 2002;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

      Appreciation of the Won, on the other hand, (1) causes our export products to be less competitive by raising our prices in Dollar terms and (2) reduces net sales in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has a positive impact on our results of operations.

      Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of the shares of our common stock on the Korea Stock Exchange and, as a result, will likely affect the market price of the ADSs. These fluctuations also will affect the Dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

We are dependent on imported raw materials.

      We purchase substantially all of the principal raw materials we use from sources outside Korea. Although we have not experienced any unanticipated cost increases in Dollar terms or supply disruptions in the past, any such cost increases or supply disruptions, which could be caused by, among other things, political or other events in the countries from which we import these materials, could adversely affect our operations.

Substantial over-capacity exists in the world steel industry.

      The world steel industry continues to have production over-capacity. This over-capacity reflects reduced demand growth in many industrialized Western countries, which has not been accompanied by significant reductions in production capacity in those countries, and development of substantial production capacity in a number of developing countries and in the United States. This over-capacity in the world steel industry will affect our ability to expand export sales and to increase steel production in general.

A number of our products have been and may become subject to anti-dumping and countervailing proceedings or safeguard measures.

      In the United States, China and the European Union, a number of our products have been subject to anti-dumping and countervailing proceedings or safeguard measures. Further increases in or new imposition of dumping duties, countervailing duties, quotas or tariffs on our sales in the United States, China or the European Union may have a material adverse effect on our exports to these regions in the future. Exports to these regions accounted for 13.5% of our sales volume of steel products in 2002. See “Information on the Company — Markets — Exports”.

We are subject to various regulations under Korean fair trade laws as a result of our discontinued designation as a public corporation.

      Korean fair trade laws provide for various regulations and restrictions on large business groups enforced by the Fair Trade Commission. Previously, we were not regulated as a large business group under Korean fair trade laws due to our designation as a public corporation by the Government. The Government removed such designation effective September 28, 2000. As a result, we were designated as a large business group under Korean fair trade laws on April 1, 2001, which subjects us to regulations limiting, among other things, cross guarantees of debt and cross shareholdings by members of a business group.

If you surrender your ADRs to withdraw shares of our common stock, you may not be allowed to deposit the shares again to obtain ADRs.

      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADRs, and holders of ADRs may surrender ADRs to the ADR depositary and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. It is possible that we may not give the consent. As a result, if you surrender ADRs and withdraw shares of common stock, you may not be able to deposit the shares again to obtain ADRs. See “Additional Information — Exchange Controls”.

You may not be able to exercise preemptive rights for additional shares of common stock and may suffer dilution of your equity interest in us.

      The Commercial Code of Korea and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The ADR depositary, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the Securities Act is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

      We are under no obligation to file any registration statement. If a registration statement is required for you to exercise preemptive rights but is not filed by us, you will not be able to exercise your preemptive rights for additional shares and may suffer dilution of your equity interest in us.

This annual report contains “forward-looking statements” that are subject to various risks and uncertainties.

      This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “project”, “should”, and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Item 4.	Information on the Company

BUSINESS OVERVIEW

The Company

      We were the second largest steel producer in the world based on annual crude steel production in 2002. We produced over 28.1 million tons of crude steel in 2002. We are the largest and the only fully integrated steel producer in Korea. We manufacture and sell a broad line of steel products, including hot rolled and cold rolled products, plates, wire rods, galvanized steel sheets and stainless steel products.

      In Korea, we produce almost all of our steel at Pohang Works and Kwangyang Works. Currently, Pohang Works has 12.20 million tons of annual crude steel and stainless steel production capacity, and Kwangyang Works has an annual crude steel production capacity of 15.80 million tons.

      We sell primarily to the Korean market, with Korean sales accounting for 69.5% of our total sales volume in 2002. We believe that we had an overall market share of approximately 48.2% of the total sales volume of steel products sold in Korea in 2002. We maintained a domestic market share larger than 39.5% in each of our major product categories in 2002.

      Our exports in each of 2001 and 2002 accounted for 30.5% of our total steel sales volume. Our major export market is Asia, with China accounting for 30.6%, Japan 19.3% and the rest of Asia 26.1% of our total steel export sales volume in 2002.

      We were established by the Government in 1968. The Government owned more than 70% of our equity until 1988, when the Government reduced its ownership of our common stock to 35% through a public offering. In 1998, 1999 and 2000, the Government disposed of all of its interest in us. In July 1998, the Government announced its intention to sell all of our common stock owned directly by it or indirectly through The Korea Development Bank. In December 1998, the Government sold all of our common stock it owned directly, which represented approximately 3.1% of our issued common stock, and The Korea Development Bank sold approximately 2.7% of our issued common stock, both in the form of ADSs. In July 1999, The Korea Development Bank sold approximately 8.0% of our issued common stock in the form of ADSs and, in December 1999, an additional 3.0% of our issued common stock, which we purchased as treasury stock. In June 2000, The Korea Development Bank sold an additional 3.0% of our issued common stock, which we purchased as treasury stock. In September 2000, The Korea Development Bank sold the rest of our shares that it owned, which amounted to 4.6% of our common stock, in the form of ADSs in a global offering. As a result of that offering, the Government no longer holds any direct interest in us. The remainder of our outstanding common stock is currently held by individuals and institutions. See “Major Shareholders and Related Party Transactions”.

      We amended our legal name from Pohang Iron & Steel Co., Ltd. to POSCO in March 2002. Our principal executive offices are located at POSCO Center, 892 Daechi-4-dong, Kangnam-ku, Seoul, Korea and our telephone number is (822) 3457-0114.

Business Strategy

      Our goal is to maintain and strengthen our position as one of the leading steel producers in the world. In response to recent adverse developments in the Asian economy and general weakness of global steel demand, we are pursuing the following basic elements of our business strategy.

Maintain Leading Domestic Market Shares in Key Products

      Korea has been our most important market and we have leading domestic market shares in all of our key products. We intend to maintain our position in the domestic market and continue to give priority to satisfying the demand of our Korean customers, particularly in the construction, shipbuilding, automobile, machinery and electrical appliance industries.

Continue to Maintain a Strong Export Customer Base

      Although supplying the Korean domestic market is our priority, we intend to continue to supply a significant amount of our products to customers in overseas markets. Our export and overseas sales represented 30.5% of our total sales volume in 2002, with 76.0% of our export and overseas sales volume to customers in nearby Asian markets in 2002. Our export sales provide a natural foreign currency hedge by generating foreign currency that can be used to service our foreign currency debt and to purchase key raw materials, most of which we source overseas. Maintaining strong relationships with major export customers also provides us with the flexibility to reallocate sales to foreign markets in periods when domestic demand is weak.

Selectively Seek Investment Opportunities in China

      We selectively seek investment opportunities in other countries, primarily in China, in part to prepare for the eventual maturation of the Korean steel market. In September 2002, we agreed to make a $131 million investment for an 80% interest in newly formed Qingdao Pohang Stainless Steel Co., Ltd. to manufacture and sell stainless cold rolled steel products in China. Construction of the plant will begin in August 2003. The plant will have an annual production capacity of 150,000 tons of stainless cold rolled steel products and is expected to become operational in May 2005. We believe that China offers numerous growth opportunities and plan to selectively seek additional investment opportunities.

Focus on Enhancing Customer Satisfaction

      We believe that because of our operating efficiency we are able to provide our customers with more competitive pricing compared with other integrated steel producers in international markets. We plan to further enhance our customer satisfaction by providing higher quality customer services. We aim to listen to special needs and demands of our customers and enhance technical support services to promptly deliver products that meet the customers’ expectations by reducing our product development and delivery periods. We also plan to enter into strategic partnerships with key customers.

Continue to Increase Sales of Higher Margin, Higher Value-Added Products

      We plan to further increase the proportion of our sales of higher margin, higher value-added products such as cold rolled products, galvanized steel sheets and stainless steel products. Higher value-added products represented 37.9% of our total sales volume in 2002. Because our existing facilities can produce these products with only minor enhancements, we do not believe that additional production will require significant capital expenditures.

Develop Leading Technology and Enhance Quality of Our Products

      We plan to continue to invest in developing leading technology necessary to produce higher margin, higher value-added products. In addition, we have sought to enhance the quality of our products through continued modernization and rationalization of our facilities. In August 2000, we strengthened our strategic alliance with Nippon Steel by entering into a cross-shareholding arrangement under which Nippon Steel acquired 3% of our outstanding common stock and we purchased Nippon Steel’s outstanding shares for an equivalent purchase amount in Dollar terms (2.2% of Nippon Steel’s outstanding shares). Nippon Steel currently holds a 3.2% interest in us. Nippon Steel and we participate in jointly sponsored research and development projects in developing leading technology related to steel production.

Continue to Maintain Prudent Financial Management Policies

      We believe that our conservative financial management policies and our access to multiple sources of financing both in local and international markets have contributed to our recent operating performance, even as we have had to contend with the challenging economic environment in Korea and Asia since 1997. We believe that we have a strong balance sheet. We reduced our total debt outstanding from W6,206 billion as of December 31, 1999 to 5,102 billion as of December 31, 2002. In particular, we have significantly reduced the amount of our long-term foreign currency loans from W3,081 billion as of December 31, 1999, representing 49.6% of total debt outstanding on that date, to W2,258 billion as of December 31, 2002, representing 44.3% of total debt outstanding. We also have a strong working capital position with total current assets exceeding total current liabilities by W1,432 billion as of December 31, 2002. We also have ready access to additional short-term liquidity with W23 billion of unused credit lines as of December 31, 2002. To provide us with maximum financial flexibility in the future, we plan to continue to maintain conservative balance sheet ratios and relationships with multiple outside funding sources and markets.

Capitalize on e-commerce Opportunities to Enhance Profitability and Operating Efficiency

      We are currently implementing strategies that would enable us to take advantage of advances in technology, particularly related to the Internet, to increase our sales and profitability and the efficiency of our operations. Among the e-commerce opportunities that we are considering are the establishment of online links with our major customers and research institutes and participation in online exchanges that could potentially enhance our brand recognition and allow more cost effective access to a wider customer base. We believe that using Internet technology could lead to a number of benefits, including more efficient inventory management, improved delivery time for our products and generally enhanced customer service.

Enhance Efficiency of Operations and Cost-Effectiveness through Company-Wide Process Innovation

      In July 2001, we completed phase one of a process innovation initiative designed to enhance the efficiency of operations and cost-effectiveness and launched POSPIA, our integrated management program. We reoriented our business transaction processes, including purchase of raw materials and sale of goods, to focus on our customers and established a computerized resource management system. The company-wide inventory and product classification and data standardization system have substantially cut operational inefficiencies and enhanced our cost-effectiveness. Production scheduling lead time has fallen from 60 days to 15 days, allowing us to shorten our delivery time for hot rolled steel from 30 days to 14 days. In addition, by sharing inventory and cost information in real time, we have shortened the period required to prepare monthly financial accounting data from six days to one. In 2002, we implemented a six-sigma standard master plan and continue to seek new opportunities to implement our company-wide process innovation and increase our efficiency and cost-effectiveness.

Improve Transparency and Enhance Corporate Governance and Management System

      We have sought to improve the transparency of our management and to enhance our corporate governance by expanding the role of outside directors, developing sub-committees with special tasks and implementing an audit committee. All of the directors on our audit committee are required to be comprised of outside directors. In 1997, our articles of incorporation were amended to provide for outside directors. Our board of directors is currently comprised of six directors who are also executive officers and eight outside directors. In addition, we recognize that our future performance depends, in substantial part, on hiring and retaining highly qualified personnel. We provide performance-based compensation which focus on rewarding performance to our executive officers and directors.

Selectively Seek Opportunities in Growth Industries

      Our first priority is to maximize revenues and profits from our steel operations. We also selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. New businesses in which we intend to focus our efforts for diversification include pharmaceuticals, logistics and information and technology. In September 2002, we agreed to set up a venture capital fund in the United States called POSCO BioVenture 1, L.P. and committed to investing $50 million in the next four years. The fund will invest in numerous pharmaceutical companies and assist in their development in cooperation with Pohang University of Science & Technology. In December 2002, we also entered into an agreement with Mitsui Corporation of Japan to invest W51.8 billion for a 51.0% interest in POSCO

Terminal Co., Ltd. which will provide logistics services related to storage and transportation of raw materials used in steel production and other industries. As for information and technology, we currently hold 6.8% of the outstanding shares of SK Telecom, Korea’s largest provider of mobile telephone services.

Major Products

      We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	galvanized steel sheets; and

•	stainless steel products.

      The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	Year Ended December 31,

	1998		1999		2000		2001		2002

	Billions of		Billions of		Billions of		Billions of		Billions of
Steel Product	W	%	W	%	W	%	W	%	W	%

Hot rolled products	3,754	29.2	3,251	26.8	3,137	23.6	3,125	24.8	3,416	25.4
Plates	1,425	11.1	1,211	10.0	1,239	9.3	1,242	9.9	1,237	9.2
Wire rods	1,053	8.2	778	6.4	933	7.0	1,149	9.1	1,178	8.7
Cold rolled products	4,293	33.3	4,187	34.6	4,526	34.0	4,055	32.2	4,310	32.0
Galvanized steel sheets	173	1.3	269	2.2	315	2.4	304	2.4	347	2.6
Stainless steel products	1,615	12.5	2,142	17.7	2,555	19.2	2,076	16.5	2,278	16.9
Others	563	4.4	277	2.3	607	4.6	624	5.0	700	5.2

Total	12,876	100.0	12,115	100.0	13,312	100.0	12,576	100.0	13,465	100.0

	Year Ended December 31,

	1998		1999		2000		2001		2002

	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Product	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	11,045	37.1	10,712	38.2	10,098	35.0	11,381	37.9	11,461	37.8
Plates	3,244	10.9	3,026	10.8	3,146	10.9	3,146	10.5	3,060	10.1
Wire rods	2,951	9.9	2,169	7.7	2,651	9.2	2,802	9.3	2,808	9.3
Cold rolled products	8,879	29.8	8,786	31.3	9,437	32.7	9,425	31.3	9,503	31.3
Galvanized steel sheets	289	1.0	463	1.7	542	1.9	591	2.0	589	1.9
Stainless steel products	1,146	3.8	1,639	5.9	1,423	4.9	1,266	4.2	1,394	4.6
Others	2,240	7.5	1,244	4.4	1,578	5.5	1,455	4.8	1,518	5.0

Total	29,794	100.0	28,039	100.0	28,875	100.0	30,065	100.0	30,333	100.0

      The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 3.0 million tons in 1998, 1.3 million tons in 1999, 1.4 million tons in 2000, 1.3 million tons in 2001 and 1.2 million tons in 2002, accounting for W1,286 billion in 1998, W572 billion in 1999, W644 billion in 2000, W657 billion in 2001 and W511 billion in 2002, respectively.

Hot Rolled Products

      Hot rolled coils and sheets have many different industrial applications. They are used to manufacture structural steel used in the construction of buildings and bridges, railway rolling stocks, industrial pipes and tanks, and automobile chassis. Hot rolled coil is also manufactured in a wide range of widths and thickness as the feedstock for higher value-added products such as cold rolled products and galvanized steel sheets.

      Our deliveries of hot rolled products amounted to 11.5 million tons in 2002, representing 37.8% of our total steel sales volume. The Korean market accounted for 9.2 million tons or 80.6% of our hot rolled product sales in 2002, representing a domestic market share of approximately 71.3%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.

      Hot rolled products constitute one of our two largest product categories in terms of sales volume and revenue. In 2002, our sales volume of hot rolled products increased by 0.7% compared to 2001.

Plates

      Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

      Our deliveries of plates amounted to 3.1 million tons in 2002, representing 10.1% of our total steel sales volume. The Korean market accounted for 2.8 million tons or 90.2% of our plate sales in 2002, representing a domestic market share of approximately 46.6%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

      The relative importance to us of sales of plates has remained fairly steady in recent years, representing between 10.1% to 10.9% of our sales volume from 1998 to 2002.

Wire Rods

      Wire rods are used mainly by manufacturers of wire, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automobile industry.

      Our deliveries of wire rods amounted to 2.8 million tons in 2002, representing 9.3% of our total steel sales volume. The Korean market accounted for 2.1 million tons or 75.8% of our wire rod sales in 2002, representing a domestic market share of approximately 65.6%. The largest customers for our wire rods are manufacturers of wire and nails.

      In 2002, our sales volume of wire rods increased by 0.2% compared to 2001.

Cold Rolled Products

      Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automobile industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

      Our deliveries of cold rolled products amounted to 9.5 million tons in 2002, representing 31.3% of our total steel sales volume. The Korean market accounted for 4.8 million tons or 50.6% of our cold rolled product sales in 2002, representing a domestic market share of approximately 50.0%.

      Cold rolled products constitute one of our two largest product categories in terms of sales volume and revenue. Sales of cold rolled products in recent years had experienced growth due to increasing demand for higher quality products in the automobile, electrical appliances and other industries.

Galvanized Steel Sheets

      Galvanized steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

      Our deliveries of galvanized steel sheets amounted to 589 thousand tons in 2002, representing 1.9% of our total steel sales volume. The Korean market accounted for 428 thousand tons or 72.7% of our galvanized steel sheet sales in 2002, representing a domestic market share of approximately 93.0%.

      Our sales volume of galvanized steel sheets increased significantly since 1998 as a result of increased demand from manufacturers of power transformers and generators and rotating machines and an addition of a manufacturing line, which was completed in October 1998. The new line has an annual production capacity of 240,000 tons of galvanized steel sheets.

Stainless Steel Products

      Stainless steel products are used by the chemical industry, paper mills, the aviation industry, the automobile industry, the construction industry and the food processing industry.

      Our deliveries of stainless steel products amounted to 1,394 thousand tons in 2002, representing 4.6% of our total steel sales volume. The Korean market accounted for 688 thousand tons or 49.4% of our stainless steel product sales in 2002, representing a domestic market share of approximately 39.5%.

      Although sales of stainless steel products accounted for only 4.6% of our total sales volume in 2002, they represented 16.9% of our total revenues from sales of steel products in 2002. Our sales volume of stainless steel increased by 10.1% in 2002 compared to 2001 because of increased demand from the construction industry and the automobile industry.

Others

      Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slabs.

Markets

      Korea is our most important market. Domestic sales represented 64.9% to 69.5% of our total steel sales volume for each of the five years from 1998 to 2002. Exports and overseas sales by our overseas subsidiaries represented 30.5% of our total sales volume in 2002. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent, to expand our international market presence and to earn foreign exchange.

Domestic Market

      The total Korean market for steel products amounted to 43.7 million tons in 2002. We sold a total of 21.1 million tons of steel products in Korea in 2002, maintaining an overall domestic market share of 48.2% for such period. In 2002, we had a domestic market share of more than 39.5% for each of our major product categories. See “— Business Overview — Major Products”.

      The table below sets out sales of steel products in Korea for the periods indicated.

	Year Ended December 31,

	1998		1999		2000		2001		2002

	Thousands		Thousands		Thousands		Thousands		Thousands
	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’S Sales	19,354	77.6	18,997	56.3	20,059	52.2	20,894	54.6	21,090	48.2
Other Korean Steel Companies’ Sales	3,971	15.9	12,559	37.2	15,116	39.3	14,144	37.0	17,732	40.6
Imports(1)	1,627	6.5	2,479	7.3	3,266	8.5	3,235	8.5	4,898	11.2

Total domestic sales(1)	24,952	100.0	34,035	100.0	38,441	100.0	38,273	100.0	43,720	100.0

(1)	Source: 2002 Official Statistics, Korea Iron & Steel Association.

      Total sales volume of our steel products in Korea decreased by 1.8% in 1999, primarily as a result of difficult economic conditions in Korea. Total sales volume of our steel products rebounded in 2000 to increase by 5.6%, as the Korean economy rebounded. Total sales volume increased further by 4.2% in 2001 and 0.9% in 2002 as the Korean economy continued its growth during this period. Our share of the Korean market increased to 77.6% in 1998 as a result of difficulties experienced by other Korean steel companies. Our market share in 1999 and 2000 decreased to 56.3% and 52.2%, respectively, as a result of normalized operations at these other Korean steel companies. Our market share increased to 54.6% in 2001 as our sales increased while sales of other Korean steel companies decreased. Our market share decreased to 48.2% in 2002 as substantial increases in sales volume of other Korean steel companies and import volume more than offset a 0.9% increase in our sales volume. Increased demand from the Korean shipbuilding industry and the automobile industry contributed to a 14.2% increase in total domestic sales volume in 2002 compared to 2001. Imports into the Korean market in recent years have been mainly from Japan and Russia.

      We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. In 2002, approximately 61% of our total sales in Korea in terms of volume were made directly to end-users and other steel processors, and the remainder were made to local distribution companies including our consolidated subsidiaries. The role of the distribution companies and sales affiliates is to sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors and in each important product area.

      For a discussion of our domestic sales of steel products in 2000, 2001 and 2002 and factors that may affect domestic sales in the future, see “Operating and Financial Review and Prospects — Operating Results”, “Key Information — Risk Factors — Adverse Developments in Korea and Asia” and “— Adverse Impact of Depreciation of the Won”.

Exports

      The tables below set out our exports and sales of steel products by our overseas subsidiaries in terms of sales volume by geographical market and by product for the periods indicated.

	Year Ended December 31,

	1998		1999		2000		2001		2002

	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	2,146	20.6	1,954	21.6	2,798	31.7	2,976	32.4	2,828	30.6
Asia (other than China and Japan)	2,206	21.1	2,017	22.3	1,994	22.6	1,965	21.4	2,414	26.1
Japan	2,268	21.7	2,261	25.0	2,136	24.2	2,040	22.2	1,780	19.3
North America	2,246	21.5	1,865	20.6	1,094	12.4	665	7.2	978	10.6
Europe	987	9.5	578	6.4	285	3.2	313	3.4	294	3.2
Middle East	292	2.8	112	1.2	151	1.7	10	0.1	9	0.1
Others	295	2.8	255	2.9	358	4.1	1,203	13.1	940	10.2

Total	10,440	100.0	9,042	100.0	8,816	100.0	9,172	100.0	9,243	100.0

	Year Ended December 31,

	1998		1999		2000		2001		2002

	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled Products	4,140	39.7	3,455	38.2	2,234	25.3	2,225	24.3	2,224	24.1
Plates	622	6.0	404	4.5	377	4.3	318	3.5	300	3.2
Wire rods	765	7.3	357	4.0	619	7.0	672	7.3	679	7.3
Cold rolled Products	4,233	40.5	4,004	44.3	4,522	51.3	4,923	53.7	4,694	50.8
Galvanized steel sheets	19	0.2	120	1.3	144	1.6	134	1.5	161	1.7
Stainless steel Products	316	3.0	486	5.4	671	7.6	646	7.0	706	7.6
Others	345	3.3	216	2.3	249	2.8	254	2.8	478	5.2

Total	10,440	100.0	9,042	100.0	8,816	100.0	9,172	100.0	9,243	100.0

      The table below sets out our total net sales, including non-steel sales, by geographic area for the periods indicated.

	Year Ended December 31,

Area	2000	2001	2002

	(billions)
Korea	W9,160	W8,507	W9,531
China	1,872	2,037	2,089
Asia (other than China and Japan)	855	822	1,069
Japan	932	692	650
North America	533	386	473
Europe	172	142	150
Middle East	66	6	5
Other	187	529	389

	W13,776	W13,121	W14,355

      The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

      The world steel industry continues to have substantial production over-capacity. The table below sets out the world’s crude steel consumption for the periods indicated.

	Year Ended December 31,

	1997	1998	1999	2000	2001

Crude steel equivalent consumption (million tons)	790	781	805	869	880
Percentage of annual increase (decrease)	6.5%	(1.1)%	3.1%	8.0%	1.3%

Source: International Iron and Steel Institute, March 2003.

      On a long-term basis, the world steel production over-capacity reflects reduced demand growth in industrialized Western countries, which has not been accompanied by significant reductions in production capacity in those countries, and development of substantial production capacity in a number of developing countries. Demand growth for steel in many industrialized Western countries has fallen due to a number of factors, including sluggish economic growth and reduced use of steel. However, demand for steel had increased until recently in some developing countries that had experienced significant growth in the past several years.

      We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries.

      Our largest export market in 2002 was China, which accounted for 30.6% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China remained relatively stable at 2.8 million tons in 2000, 3.0 million tons in 2001 and 2.8 million tons in 2002. Our exports to Japan were 1.8 million tons in 2002, representing a decrease of 12.8% from 2.0 million tons in 2001, primarily as a result of our increasing focus in Asian countries other than Japan. Profit margins from export sales to China, Indonesia and Malaysia have typically been higher than export sales to Japan in recent years. Sales volume to Asian countries other than China and Japan remained relatively stable at 2.0 million tons in each of 2000 and 2001 and increased to 2.4 million tons in 2002, primarily due to our decision to export to countries with higher profit margins.

      To offset the slowdown in the economies of Asian countries beginning in 1998, we focused our efforts on increasing exports to Europe, North America and Middle East in 1998. Sales volume to North America, Europe and Middle East totaled 3.5 million tons in 1998, representing 33.8% of our export volume of steel products. However, our sales to these regions decreased from 1999 to 2002, primarily due to anti-dumping proceedings and our decision to export to Asian countries other than Japan which have higher profit margins. As a result, sales volume to North America, Europe and the Middle East decreased in 2002 to 1.3 million tons, representing 13.9% of our export volume of steel products.

      A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between us and U.S. Steel Corporation. We sell hot rolled products to UPI, which sells such products and also uses such products to manufacture cold rolled products for sale in the United States. Our sales to UPI were 733 thousand tons in 2000, 425 thousand tons in 2001 and 686 thousand tons in 2002, accounting for approximately 67% of our sales to North America in 2000, 64% in 2001 and 70% in 2002. Our sales to UPI decreased significantly in 2001 due to the suspended operation of UPI’s manufacturing plant from May 2001 to February 2002 resulting from a major fire. The manufacturing plant resumed its normal operation in February 2002.

      In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of galvanized steel sheets are currently subject to a countervailing duty of 1.15% and a dumping duty of 0.86%, and sales of stainless steel wire rods by Changwon Specialty Steel are currently subject to a dumping duty of 5.60% in the United States.

      In China, we are subject to a dumping duty of 11.0% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such dumping duty.

      In March 2002, the United States imposed safeguard measures on key steel products to provide relief to the U.S. steel industry. These safeguard measures, which are expected to be imposed for three years, included a tariff of 30.0% on imports of plates, hot rolled sheet, cold rolled sheet, coated sheet, hot rolled bar and cold-finished bar from March 20, 2002 to March 19, 2003. The tariff decreased to 24.0% effective March 20, 2003 and will decrease further to 18.0% from March 20, 2004 to March 19, 2005. The U.S. safeguard measures also include an annual quota applicable to Korea of 750,000 tons of hot rolled products in each year of the three year period. In May 2002, China also imposed temporary safeguard measures including a global quota of 5.3 million tons of steel products and additional tariff on imports exceeding the global quota amount. The quota applicable to Korea during the first year of safeguard measures ending on May 23, 2003 include 529 thousand tons of cold rolled products, 206 thousand tons of hot rolled products and 60 thousand tons of stainless cold rolled steel products, among others. Additional tariff on imports from Korea exceeding these quota amounts are 22.4% for cold rolled products, 10.3% for hot rolled products and 18.1% for stainless cold rolled steel products. China’s safeguard measures are expected to be imposed for three years. The European Union also announced safeguard measures in March 2002 including a global quota of 3.1 million tons of hot rolled products and additional tariff of 17.5% on imports of hot rolled products exceeding such global quota amount. The European Union also imposed a quota applicable to Korea of 162 thousand tons of cold rolled products. Additional tariff on imports from Korea exceeding this quota amount on cold rolled products is 26.0%. The European Union’s safeguard measures are also expected to be imposed for three years.

      Our products that are currently subject to anti-dumping and countervailing proceedings or safeguard measures in the United States, China and the European Union in the aggregate have not accounted for a material portion of our total sales in recent years. Consequently, the anti-dumping and countervailing duties or safeguard measures imposed on our products have not had a material adverse effect on our total sales. However, there can be no assurance that further increases in or new imposition of countervailing duties, dumping duties, quotas or tariffs on our sales in the United States, China or the European Union may not have a material adverse effect on our exports to these regions in the future.

Pricing Policy

      We determine the sales price of our products based on market conditions. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market. We charge domestic end-users and domestic manufacturers a uniform price for our products, although we offer discounts to domestic customers who buy large volumes of our steel products.

      Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets must be competitive with the prices charged by our Japanese competitors. Export prices rose in Dollar terms in 2000 in response to increased global demand for steel products. Global demand remained stable in 2001 but export prices in Dollar terms fell during this period as a result of increased production and continuing over-capacity in the world steel industry. Export prices in Dollar terms increased in 2002 as the United States, China and the European Union announced their safeguard measures on key steel products to provide relief to their domestic steel manufacturers, demand for steel products increased in China and the prices of raw materials used in steel production generally increased in Dollar terms.

Raw Materials

Steel Production

      The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2002, we imported approximately 40.5 million tons of iron ore and 19.2 million tons of coal. Iron ore is imported mainly from Australia, Brazil and India. Coal is imported mainly from Australia, China, Canada and Russia.

      In 2002, we purchased all of our iron ore and coal imports pursuant to long-term contracts. We purchased about 14.4% of our coal imports in 2002 from foreign mines in which we have made an investment. The long-term contracts generally have terms of five to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts require us to purchase a minimum amount of the relevant raw materials each year, and to date the minimum purchase amounts have been equivalent to about 10% to 20% of our total yearly purchases under these contracts. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

      The average price of iron ore imports per ton (including all associated costs such as customs duties and transportation costs) increased from W28,995 in 2000 to W32,553 in 2001 but decreased to W30,264 in 2002. The average price of coal imports per ton (including all associated costs such as customs duties and transportation costs) increased from W50,740 in 2000 to W60,518 in 2001 and W60,830 in 2002. The average prices of iron ore and coal in Won terms increased in 2001 due to the increase in global demand for iron ore and coal and the continuing depreciation of the Won against the Dollar in 2001. The increase in the average price of coal in Dollar terms in 2002 was partially offset by an appreciation of the Won against the Dollar in 2002. We currently do not depend on any single country or supplier for our iron ore or coal.

      In July 1995, we entered into an agreement with Compania Vale do Rio Doce (“CVRD”), a Brazilian iron ore producer, to establish a 50/50 joint venture company in Brazil to construct and operate an iron ore pelletizing plant. The plant commenced operations in October 1998. The plant has the capacity to produce 4.0 million tons of iron ore pellets each year, of which we are obligated under the agreement to purchase about 2.3 million tons each year, with the remaining 1.7 million tons to be purchased by CVRD. The joint venture produced 4.0 million tons of iron ore pellets in 2002. We use the iron ore pellets supplied by the joint venture as a partial substitute for iron ore.

      In April 3, 2002, we entered into an agreement with BHP Billiton, Itochu Corporation and Mitsui Corporation to establish the largest iron ore development project in Australia. We have a 20% interest in the project, while BHP Billiton, Itochu and Mitsui have 65%, 8% and 7% interests, respectively. We are obligated under the agreement to purchase 3 million tons of iron ore each year, representing approximately 8% of our total annual iron ore procurement amount, for twenty-five years starting in 2003. The purchase price will be determined based on the global market price at the time of purchase.

Stainless Steel Production

      The principal raw materials for the production of stainless steel are stainless steel scrap, nickel, chrome and steel scrap. We purchase a substantial portion of our requirements for chrome from southern African countries and nickel from Australia, Indonesia and Japan. We purchase nickel, chrome and stainless steel scrap by contracts generally having terms of one to five years. These contracts generally provide for periodic price adjustments to the then-market conditions. We also indirectly acquire nickel and chrome by purchasing stainless steel in scrap form which contain these raw materials because their prices in scrap form are often lower than the prices of purchasing them separately.

Transportation

      We transported approximately 77.5% of our imported raw materials in 2002 by using bulk carriers of which we have guaranteed usage. All imported raw materials are unloaded at our port facilities in Pohang and Kwangyang. Costs of transportation of iron ore and coal represented about 21.7% and 10.1% of the total cost of such materials in 2002.

The Steelmaking Process

      Our major production facilities, Pohang Works and Kwangyang Works, produce steel by the basic oxygen steelmaking method. The stainless steel plant at Pohang Works produces stainless steel by the electric arc furnace method.

Steel — Basic Oxygen Steelmaking Method

      First, pig iron is produced in a blast furnace from iron ore and coal, which are the basic raw materials used in steelmaking. Molten pig iron is then refined into crude steel in converters by blowing pure oxygen at high pressure to remove impurities. At this stage, steel scrap may be added to increase the volume of crude steel produced. Different desired steel properties may also be obtained by regulating the chemical contents.

      At this point, crude steel is rolled into slabs, blooms or billets at the continuous casting mill. Slabs, blooms and billets are different standardized sizes and shapes of rolled steel.

      Continuous casting, which dispenses with ingot casting, improves the yield rate by eliminating loss caused by ingot casting. Continuous casting also improves product quality by imparting a consistent structure to the steel. Pohang Works and Kwangyang Works produce all of their products through continuous casting.

      Slabs, blooms and billets are semi-finished lower margin products which we either use to produce our further processed products or sell to other steelmakers that produce further processed steel products.

      Slabs are processed to produce hot rolled coils and other hot rolled products at hot strip mills or to produce plates at plate mills. Blooms are processed into billets at billet mills. Billets are processed into wire rods at wire rod mills.

      Hot rolled coils are an intermediate stage product that may either be sold to our customers as various finished products or be further processed by us or our steelmaking customers into higher value-added products, such as cold rolled sheets and galvanized steel sheets.

Stainless Steel — Electric Arc Furnace Method

      Stainless steel is produced from stainless steel scrap, chrome, nickel and steel scrap using an electric arc furnace. Stainless steel is then processed into higher value-added products by methods similar to those used for steel production. Stainless steel blooms and slabs are produced at a continuous casting mill. The blooms are further processed into stainless steel wire rods and the slabs are processed at hot rolling mills into stainless steel hot coil, which can be further processed at cold strip mills to produce stainless cold rolled steel products.

Competition

Domestic Market

      We are currently the only fully integrated steel producer in Korea. As we have more than 39.5% of the domestic market share in each of our major product categories, we generally face only fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 71.3% in 2002, we face competition from a Korean operator of mini-mills, which produces lower quality products, and from various foreign producers, primarily from Japan and Russia. In cold rolled products and stainless steel products, where we had a market share of approximately 50.0% and 39.5% in 2002, respectively, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from Japan and Russia.

      We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitor in Korea is INI Steel Company, the second largest electric-furnace steel producer in the world with an annual crude steel capacity of 7.7 million tons which had actual production of 7.4 million tons in 2002. INI Steel was spun-off from Hyundai Group in August 2000. In March 2000, INI Steel merged with Kangwon Industries, a specialized domestic manufacturer which had been undergoing a workout program. In addition, in May 2000, INI Steel purchased shares of BNG Steel (formerly Sammi Steel), a specialized domestic manufacturer.

      The Government does not impose quotas on or provide price supports to the steel producers in the Korean market. At present, the Government levies tariffs of up to 4% on imported steel products, as permitted by the World Trade Organization (“WTO”). As a WTO signatory, the Republic is required to remove all steel tariffs by 2004. Removal of tariffs could lead to increased competition from imports in the Korean steel market.

Export Markets

      The competitors in our export markets include all the leading steel manufacturers of the world, particularly those in Japan, the United States, France and Britain. Major competitive factors include the range of products offered, quality, price, delivery performance and customer service.

      Asian markets currently impose various tariffs on different types of steel products. However, we do not believe that tariffs significantly affect our ability to compete in these markets.

Subsidiaries

      For information regarding our subsidiaries and affiliated companies, see Notes 1 and 28 of Notes to Consolidated Financial Statements.

      In September 2000, we sold our 40% interest in one of our indirect subsidiaries, POSCO Huls Co., Ltd., at a selling price of W76.0 billion as part of our restructuring plan to divest our interest in less profitable subsidiaries. We liquidated POS-Energy Co., Ltd. in September 2001 and Cogonotec Korea Co., Ltd. in December 2002. In December 2002, we entered into an agreement to invest W51.8 billion for a 51.0% interest in POSCO Terminal Co., Ltd. Our new subsidiary will provide logistics services related to storage and transportation of raw materials used in steel production and other industries.

Diversification

      Our first priority is to maximize revenues and profits from our steel operations. We also seek to diversify selectively into other areas, in part to prepare for the eventual maturation of the Korean steel market. Businesses on which we have focused in the past and intend in the future to focus our diversification efforts include pharmaceuticals, logistics, information and technology, construction and advanced materials. In connection with these efforts, we agreed to set up a venture capital fund in the United States in September 2002 called POSCO BioVenture 1, L.P. and committed to investing $50 million in the next four years. The fund will invest in numerous pharmaceutical companies and assist in their development in cooperation with Pohang Institute of Science & Technology. In December 2002, we also entered into an agreement with Mitsui Corporation of Japan to invest W51.8 billion for a 51.0% interest in POSCO Terminal Co., Ltd. which will provide logistics services related to storage and transportation of raw materials used in steel production and other industries. As for information and technology, we established our POSDATA subsidiary in Korea in the information and computer services and software field. We also own a 6.8% interest in SK Telecom, the largest mobile telecommunications service provider in Korea, as well as a 5.0% interest in Powercomm Corporation, Korea’s second largest provider of fiber optic cable network services.

      Currently, the revenues we derive from these ventures and companies are not, in the aggregate, material.

Insurance

      We maintain casualty and fire insurance for our facilities and loss insurance for our raw materials and supplies. We maintain medical and accident insurance for our employees to the extent we consider appropriate.

The Environment

      We believe we are in compliance with all applicable environmental laws and regulations. Our levels of pollution control are higher than those mandated by Government standards. We continue to voluntarily reduce emissions from our operations by using less Peruvian iron ore, using lower sulphur content oil, and modernizing anti-pollution facilities. We spent approximately W176 billion on anti-pollution facilities in 2002.

PROPERTY, PLANTS AND EQUIPMENT

      Our principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Kwangyang Works, which is located in Kwangyang City in the southwestern region of Korea. Our capacity utilization rates for 1999, 2000, 2001 and 2002 are not comparable to the capacity utilization rate for earlier years because in 1999 we began to measure our production capacity based on our actual production capacity rather than the rated capacity specified by our equipment manufacturers. The revised production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. As a result, we believe that the revised capacity utilization rate more accurately calculates the utilization rate of our production capacity. We expect to increase our production capacity in the future when we increase our production capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities.

Pohang Works

      Construction of Pohang Works began in 1970 and ended in 1983. Currently, Pohang Works has an annual crude steel and stainless steel production capacity of 12.20 million tons.

      Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 42 plants and 26 supporting facilities, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 250,000 tons for unloading raw materials, storage areas for up to 46 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works is equipped with an up-to-date computerized production-management system allowing constant monitoring and control of the production process.

      Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as speciality steel products such as galvanized cold rolled steel sheets, stainless steel sheets and galvanized steel sheets. These products can also be customized to meet the specifications of our customers.

      The following table sets out Pohang Work’s capacity utilization rates for the periods indicated.

	Year Ended December 31,

	1998	1999		2000		2001		2002

Crude steel and stainless steel production capacity (million tons per year)	10.24	12.20	(1)	12.20	(1)	12.20	(1)	12.20	(1)
Actual crude steel and stainless steel output (million tons)	12.07	12.20		12.35		12.04		12.16
Capacity utilization rate (%)(2)	117.9	100.0		101.3		98.7		99.7

(1)	The increase in the rated production capacity in 1999, 2000, 2001 and 2002 compared to 1998 resulted from a change in the method of capacity calculation. In 1998, we used the rated crude steel production capacity as specified by the equipment manufacturer to calculate our capacity utilization rate. We determined our actual production capacity for Pohang Works to be 12.20 million tons for 1999, 2000, 2001 and 2002.

(2)	In 1998, calculated by dividing actual crude steel and stainless steel output by the rated crude steel and stainless steel production capacity for the relevant period as specified by equipment manufacturers. Starting in 1999, calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Kwangyang Works

      Construction of Kwangyang Works began in 1985 on a site of 14.0 million square meters reclaimed from the sea in Kwangyang City in the southwestern region of Korea. Production capacity is currently 15.80 million tons per year. The completion of construction of two thin-slab hot rolling plants in October 1996 increased annual production capacity by 1.80 million tons.

      Kwangyang Works is comprised of 34 plants and 27 supporting facilities, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 250,000 tons for unloading raw materials, storage areas for 44 days’ supply of raw materials and separate docking facilities.

      We believe Kwangyang Works is one of the most technologically advanced integrated steel facilities in the world. Kwangyang Works has a completely automated, linear production system that enables the whole production process, from iron-making to finished products, to take place without interruption. This advanced system reduces the production time for hot rolled products to only four hours. Like Pohang Works, Kwangyang Works is equipped with an up-to-date computerized production-management system allowing constant monitoring and control of the production process.

      Kwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Kwangyang Works include both hot and cold rolled types.

      Capacity utilization has kept pace with increases in capacity. The following table sets out Kwangyang Works’ capacity utilization rates for the periods indicated.

	Year Ended December 31,

	1998	1999		2000		2001		2002

Crude steel production capacity (million tons per year)	13.62	15.80	(1)	15.80	(1)	15.80	(1)	15.80	(1)
Actual crude steel output (million tons)	13.50	14.34		15.38		15.78		15.90
Capacity utilization rate (%)(2)	99.2	90.8		97.3		99.9		100.6

(1)	The increase in the rated production capacity in 1999, 2000, 2001 and 2002 compared to previous years resulted from a change in the method of capacity calculation. In 1998, we used the rated crude steel production capacity as specified by the equipment manufacturer to calculate our capacity utilization rate. We determined our actual production capacity for Kwangyang Works to be 15.80 million tons for 1999, 2000, 2001 and 2002.

(2)	In 1998, calculated by dividing actual crude steel output by the rated crude steel production capacity for the relevant period as specified by equipment manufacturers. Starting in 1999, calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Joint Ventures and Others

      In September 1996, we entered into an agreement with Jiangsu Shagang Group Co. of the People’s Republic of China to establish a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. Pursuant to this agreement, we have an 80% interest in the joint venture. The plant commenced production of stainless cold rolled steel products and galvanizing iron in December 1998 and produced 140,000 tons of stainless cold rolled products in 2000, 162,700 tons in 2001 and 320,000 tons in 2002. The plant also produced 124,000 tons of galvanizing iron in 2000, 136,500 tons in 2001 and 328,805 tons in 2002.

      In February 1997, we established Changwon Speciality Steel as a wholly-owned subsidiary in Korea. In March 1997, Changwon Speciality Steel acquired the round bar and pipe business and certain inventory and property, plant and equipment of Sammi Steel Co., Ltd. The plants acquired by Changwon Speciality Steel have annual production capacities of 738,000 tons of wire rods, round bars, steel pipes and semi-finished products. Changwon Speciality Steel produced 734,000 tons of such products in 2002.

      In June 1997, we entered into an agreement with PT. Metro Dwiwidjaja of Indonesia to establish a joint venture company in Indonesia for the manufacture and sale of stainless cold rolled steel products. In 1998, however, we decided to delay indefinitely our investment in the project mostly because of the economic and political difficulties encountered by Indonesia.

      In February 1997, we entered into an agreement with United Engineers International, Inc. (a subsidiary of Raytheon Constructors & Engineering Co., Ltd.), CVG Ferrominera Orinoco C.A., HYLSA, S.A. de C.V., Dongbu USA Inc. and Hyundai Corporation to establish POSCO Venezuela Compania Anonima (“POSVEN”) for the manufacture and sale of hot briquetted iron (“HBI”), a raw material for electric furnace and mini-mill steel production. The plant commenced operations in September 2000 but POSVEN became insolvent on March 17, 2001. Pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was approved. Accordingly, the payment of W237 billion made on behalf of POSVEN was fully reserved as part of allowance for doubtful accounts as of December 31, 2002. See “Operating and Financial Review and Prospects — Operating Results — 2002 Compared to 2001.”

      In September 2002, we agreed to make a $131 million investment for an 80% interest in newly formed Qingdao Pohang Stainless Steel Co., Ltd. to manufacture and sell stainless cold rolled steel products in China. Construction of the plant will begin in August 2003. The plant will have an annual production capacity of 150,000 tons of stainless cold rolled steel products and is expected to become operational in May 2005.

Item 5.	Operating and Financial Review and Prospects

OVERVIEW

      Our results of operations are affected by sales volume, unit prices and product mix, costs and production efficiency and exchange rate fluctuations.

Sales Volume, Prices and Product Mix

      In recent years, our net sales have been affected by the following factors:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market;

•	price levels; and

•	our ability to improve our product mix.

      Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automobile, electrical appliances and downstream steel processors, and the Korean economy in general.

      Our sales volume increased by 4.1% in 2001 and 0.9% in 2002. Our crude steel output increased to 27.8 million tons in 2001 and sales volume increased to 30.1 million tons in 2001 due to strong domestic demand, particularly from the automobile, shipbuilding and machinery industries. Our crude steel output increased further to 28.1 million tons in 2002 and sales volume increased to 30.3 million tons in 2002 due to continuing increase in domestic demand. For a discussion of our sales volume and revenues by major products and markets from 2000 to 2002, see “Information on the Company — Business Overview — Major Products” and “— Markets”.

      Unit sales prices for our principal product lines generally declined in 2001 and the weighted average unit prices for our products decreased by 9.3% in 2001 compared to 2000. Unit sales prices of hot rolled products and cold rolled products, which accounted for 69.2% of our sales volume in 2001, decreased by 11.6% and 10.3% in 2001, respectively. These decreases were partially offset by a 16.5% increase in unit sales prices of our wire rods and an 11.6% increase in unit sales prices of our specialty products. Unit sales price for all of our principal product lines other than stainless steel increased in 2002 and the weighted average unit prices for our products increased by 6.1% in 2002 compared to 2001. Unit sales prices of hot rolled products and cold rolled products, which accounted for 69.1% of our sales volume in 2002, increased by 8.6% and 5.4% in 2002, respectively. Unit sales prices of wire rods, specialty products and plates, which accounted for 24.4% of our sales volume in 2002, increased by 2.3%, 7.3% and 2.4% in 2002, respectively. These increases were partially offset by a 0.3% decrease in unit sales price of stainless steel products. Export prices for our principal products decreased in Dollar terms in 2001 as a result of the continuing over-capacity in the world steel industry and the general slowdown of the global economy in 2001. Export prices in Dollar terms increased in 2002 as the United States, China and the European Union announced their safeguard measures on key steel products to provide relief to their domestic steel manufacturers, demand for steel products increased in China and the prices of raw materials used in steel production generally increased in Dollar terms. See “Information on the Company — Markets — Exports”.

      The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	Year Ended December 31,

Product	2000	2001	2002

	(thousands of W per ton)
Hot rolled products	W310.7	W274.6	W298.1
Plates	393.9	394.8	404.1
Wire rods	352.0	410.1	419.5
Cold rolled products	479.6	430.3	453.6
Galvanized steel sheets	580.8	515.2	588.0
Stainless steel products	1,794.7	1,639.9	1,634.4
Others	384.7	429.3	460.9
Average(1)	461.0	418.3	443.9

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Information on the Company — Business Overview — Major Products”.

Costs and Production Efficiency

      Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases.

      The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	Year Ended December 31,

	2000	2001	2002

	(percentage of net sales)
Costs:
Raw materials	38.7%	37.4%	37.2%
Other purchases	11.5	15.2	14.8
Labor costs(1)	8.3	8.0	9.0
Depreciation	8.4	9.0	9.3
Other cost of goods sold	11.1	11.8	8.7

Total costs	78.0	81.4	79.0
Selling, general and administrative Expenses(2)	5.2	6.5	6.7

Total costs and operating expenses	83.3%	87.9%	85.7%

Gross margin	22.0%	18.6%	21.0%
Operating margin	16.7%	12.1%	14.3%

(1)	Includes labor and welfare components of cost of goods sold. Does not include services included under subcontracting. See “Directors, Senior Management and Employees”.

(2)	See Note 23 of Notes to Consolidated Financial Statements.

      Our production efficiency in recent years has continued to benefit from operation near or in excess of stated capacity levels. Our capacity utilization rates for 1999, 2000, 2001 and 2002 are not comparable to the capacity utilization rate for earlier periods because in 1999 we began to measure our production capacity based on our actual production capacity rather than the rated capacity specified by our equipment manufacturers. The revised production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. As a result, we believe that the revised capacity utilization rate more accurately calculates the utilization rate of our production capacity. We expect to increase our production capacity in the future when we increase our production capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. See “Information on the Company — Property, Plants and Equipment”.

      The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	1998		1999		2000	2001		2002

Crude steel and stainless steel production capacity (million tons per year)(1)	24.53		28.00	(2)	28.00	28.00	(2)	28.00	(2)
Actual crude steel and stainless steel output (million tons)	26.03	(3)	26.54	(2)	27.74	27.83	(2)	28.07	(2)
Capacity utilization rate (%)(3)	106.1	(3)	94.8		99.1	99.4		100.3
Steel product sales (million tons)(4)	29.79		28.04		28.88	30.07		30.33
Man-hours per ton of Crude steel Produced(5)	1.36		1.29		1.29	1.28		1.26

(1)	In 1998, we used the rated crude steel production capacity as specified by the equipment manufacturer to calculate our capacity utilization rate. We determined our actual production capacity for Pohang Works to be 12.20 million tons for 1999, 2000, 2001 and 2002 and our actual production capacity for Kwangyang Works to be 15.80 million tons for 1999, 2000, 2001 and 2002.

(2)	Includes production capacity and output of Changwon Specialty Steel.

(3)	In 1998, calculated by dividing actual crude steel and stainless steel output by the rated crude steel and stainless steel production capacity for the relevant period as specified by the equipment manufacturer. Starting in 1999, calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

(4)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 3.0 million tons in 1998, 1.3 million tons in 1999, 1.4 million tons in 2000, 1.3 million tons in 2001 and 1.2 million tons in 2002.

(5)	Does not include in the calculation employees of our subsidiaries or subcontractors.

Exchange Rate Fluctuations

      Exchange rate fluctuations also have affected our results of operations and liquidity in recent years. Foreign exchange translation gains and losses arise as a result of fluctuations in the rates of exchange of Won to the foreign currencies in which some of our assets and liabilities are denominated (primarily Dollars and Yen). Depreciation of the Won against the Dollar and other foreign currencies will increase the amount of Won required for us to make interest and principal payments on foreign currency-denominated debt. The Won depreciated against the Dollar by approximately 3.7% between December 31, 2000 and December 31, 2001 in terms of the noon buying rate. The Won appreciated against the Dollar by approximately 9.7% between December 31, 2001 and December 31, 2002. See “Key Information — Exchange Rate Information”. The Won depreciated against the Yen in 2001 but remained relatively stable against the Yen in 2002. See “Key Information — Risk Factors — Adverse Developments in Korea and Asia” and “— Adverse Impact of Depreciation of the Won”.

      As of December 31, 2000, we had net foreign currency denominated liabilities of approximately W4,582 billion, including net liabilities of approximately US$2,739 million and Yen 97 billion. Primarily as a result of the depreciation in the Won relative to the Dollar, we recorded net foreign exchange transaction and translation losses of W173 billion in 2000, all of which was included in our results of operations. As of December 31, 2001, we had net foreign currency denominated liabilities of approximately W3,764 billion, including net liabilities of approximately US$2,032 million and Yen 105 billion. Primarily as a result of depreciation in the Won relative to the Dollar, we recorded net foreign exchange transaction and translation losses of W10 billion in 2001, all of which was included in our results of operations for 2001. As of December 31, 2002, we had net foreign currency denominated liabilities of W3,207 billion, including net liabilities of approximately US$1,840 million and Yen 92 billion. Primarily as a result of the appreciation in the Won relative to the Dollar and the Yen, we recorded net foreign exchange translation gains of W135 billion in 2002, all of which was included in our results of operations for 2002. Our ultimate foreign currency translation gains and losses will depend on future currency exchange rates and other factors.

      In addition to the impact of foreign exchange rates on us arising from our foreign currency-denominated borrowings, we are affected by exchange rate fluctuations because we obtain most of our raw materials and some of our equipment from sources outside Korea and the prices of these raw materials and equipment are stated in currencies other than the Won, generally in Dollars. A substantial portion of our freight costs are also affected by the Won-Dollar exchange rate. We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks.

      From time to time we enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. As of December 31, 2002, we had entered into one cross-currency interest rate swap contract and four currency forward contracts. As of December 31, 2002, we estimate that the net valuation loss of our existing derivative transactions was approximately W11.2 billion and net transaction gain was W9.8 billion. We may incur losses under our existing swap transactions or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Significant Changes in Our Method for Calculating Retirement and Severance Benefits

      On March 24, 2000, we amended our method for calculating retirement and severance benefits to conform to practices of Government-owned companies which have reduced the amount of such retirement and severance benefits. The new method came into effect on May 17, 2000 for us and October 16, 2000 for our ten subsidiaries, and as part of the adoption of the new method, our employees may elect to receive the entire amount of their severance payment accrued up to May 16, 2000 (or October 15, 2000 for employees of our ten subsidiaries) if their severance payment is equal to or less than W50 million. For our employees making such election whose severance payment is greater than W50 million, they received W50 million on June 15, 2000 (or November 2000 for employees of our ten subsidiaries) and received the remaining amount on June 15, 2001. Employees who have been employed by us for more than a year are entitled to a lump-sum payment based on the length of their service and their wage rates at the time of termination. Under the new calculation method, employees receive as retirement and severance pay one-month’s salary for each year of service. Under the old calculation method, employees had received 1.6 month’s salary for each year of employment. The total amount of retirement and severance benefits payable to eligible employees of POSCO as of May 16, 2000 and employees of our ten subsidiaries as of October 15, 2000 was estimated to be W1,530 billion, of which W1,084 billion was paid in 2000 and the remaining balance of W447 billion was recorded as other accounts payable and was paid on June 15, 2001.

Impairment Loss on the Second Mini-mill at Kwangyang Works

      We started the construction of a second mini-mill at Kwangyang Works in 1997. The Board of Directors decided in May 1998 to suspend the construction of the mini-mill due to the unstable economic condition in Korea and the Asia Pacific Region. Pursuant to Korean GAAP, we recognized an impairment loss of W54.0 billion in 2001 and an additional W139.8 billion in 2002. As of December 31, 2002, accumulated impairment loss recognized totaled W240 billion. As a result of the impairment write-downs, the carrying value of the investment in the mini-mill became W302 billion and was included as construction in progress under fixed assets as of December 31, 2002.

      On April 9, 2002, our management’s operations committee approved the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels, and we decided to use structures and buildings of the mini-mill for the project. The TWB plant became operational in April 2003. The Korean GAAP impairment losses in 2001 and 2002 were based on the useful value of the mini-mill’s structures and buildings for the TWB plant. We do not expect to recognize additional impairment loss under Korean GAAP. See “— Critical Accounting Policies. — Impairment of Long-lived Assets” and Note 30(i) of Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

      Our financial statements are prepared in accordance with Korean GAAP and reconciled to U.S. GAAP. The preparation of these financial statements under Korean GAAP as well as the U.S. GAAP reconciliation requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified the following areas where we believe assumptions and estimates are particularly critical to the financial statements:

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts for exposures in our receivable balances that represent our estimate of probable losses in our short-term and long-term receivable balances. Determining the allowance for doubtful accounts requires significant management judgment and estimates including, among others, the credit worthiness of our customers, experience of historical collection patterns and the ongoing risk assessment of our customers’ ability to pay. Unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to make additional allowances to our receivable balances.

Impairment of Investment Securities

      When the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment (excluding those of affiliates and subsidiaries) declines compared to acquisition cost and is not expected to recover (impaired investment security), the value of the equity security is adjusted to its fair value or net equity value, with the valuation loss charged to current operations. When the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to its fair value with the resulting valuation loss charged to current operations.

      As part of this review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of an equity security or a debt security may realistically be expected to recover, the loss will continue to be classified as temporary. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in current operations.

      Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by management to evaluate declines in value can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested and, for publicly-traded securities, the length of time and the extent to which fair value has been less than cost. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets.

Impairment of Long-lived Assets

      The depreciable lives of long-lived assets are estimated and the assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value and the amount is material, the impairment of assets is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets which is subject to changes in market conditions.

      Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated by the assets that we review for impairment. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. Further impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment.

OPERATING RESULTS

2002 Compared to 2001

      Our sales in 2002 increased by 9.4% to W14,355 billion from W13,121 billion in 2001, reflecting an increase of 6.1% in the average unit sales price per ton of our steel products and a 0.9% increase in the sales volume of our steel products.

      Sales volume for stainless steel products, which accounted for 4.6% of total sales volume, increased by 10.1% in 2002. Sales volume for specialty products, which accounted for 5.0% of total sales volume, increased by 4.4%. In addition, sales volume for cold rolled products, which accounted for 31.3% of total sales volume, and hot rolled products, which accounted for 37.8%, increased by 0.8% and 0.7%, respectively. Sales volume for wire rods, which accounted for 9.3% of total sales volume, increased by 0.2%. On the other hand, sales volume for plates, which accounted for 10.1% of total sales volume, and galvanized steel sheets, which accounted for 1.9%, decreased by 2.7% and 0.3%, respectively. See “Information on the Company — Business Overview — Major Products”.

      Domestic sales in 2002 increased by 13.5% in terms of sales revenues and 0.9% in terms of sales volume compared to 2001. In 2002, our domestic sales accounted for approximately 69.5% of our total sales volume for steel products, consistent with 2001. The increase in domestic sales revenues in 2002 compared to 2001 was attributable primarily to an increase in the price of steel products sold in Korea.

      Export sales in 2002 increased by 1.7% in terms of sales revenues and 0.8% in terms of sales volume compared to 2001. Exports as a percentage of total sales volume remained consistent at approximately 30.5% in 2002 compared to 2001. The increase in export sales in 2002 compared to 2001 was primarily attributable to a strong demand for our products from Asia other than China and Japan. Our export sales to this region in 2002 increased by 30.0% to W1,069 billion from W822 billion in 2001.

      Gross profit in 2002 increased by 23.6% to W3,017 billion from W2,441 billion in 2001. Gross margin in 2002 increased to 21.0% from 18.6% in 2001, as the 9.4% increase in net sales more than offset a 6.2% increase in cost of goods sold in 2002 compared to 2001. The increase in cost of goods sold was attributable primarily to increases in purchase of raw materials and depreciation, as well as an increase in labor expenses described below, which more than offset decreases in our repair-related expenses. Raw materials costs in 2002 increased by 8.9% to W5,340 billion from W4,905 billion in 2001 primarily as a result of a general increase in the unit cost of raw materials other than iron ore and an increase in our production of crude steel to 28.1 million tons in 2002 compared to 27.8 million tons in 2001. In 2002, depreciation increased by 12.7% to W1,338 billion while repairs expense decreased by 10.3% to W274 billion. In addition, we did not record any provision for special repairs in 2002 compared to W46 billion in 2001. Our repairs expense decreased as a result of partial completion of repair projects.

      Labor expenses, which consist of salaries and wages, provisions for severance benefits and welfare expenses included in cost of goods sold and in selling, general and administrative expenses, increased by 23.2% in 2002 to W1,497 billion from W1,215 billion in 2001 due primarily to increases in average wages and bonuses and provisions for severance benefits. We increased our provision for severance benefits included in cost of goods sold to W119 billion in 2002 compared to W71 billion in 2001 to reflect increases in average wages and the number of employees expected to retire in the near future. See “— Overview — Significant Changes in Our Method of Calculating Retirement and Severance Benefits” and Note 2 of Notes to Consolidated Financial Statements.

      Operating income in 2002 increased by 29.1% to W2,050 billion compared to W1,587 billion in 2001. Operating margin increased to 14.3% in 2002 from 12.1% in 2001, as selling, general and administrative expenses increased by 13.2% in 2002 to W967 billion compared to W854 billion in 2001. The increase in selling, general and administrative expenses resulted principally from increases in labor-related expenses discussed above, as well as increases in advertising and fees and charges. Our advertising expenses increased by 54.6% to W37 billion compared to W24 billion in 2001 as we increased our global advertising during the 2002 FIFA Worldcup soccer tournament. An increase of 31.7% in fees and charges to W53 billion in 2002 from W41 billion in 2001 resulted primarily from fees and charges related to process innovation initiatives and FIFA Worldcup-related sponsorships.

      Our net income in 2002 increased by 28.8% to W1,089 billion compared to W846 billion in 2001 as increases in operating income and foreign exchange gains, as well as reductions in interest expense and foreign exchange losses, more than offset increases in other bad debt allowance and loss on valuation of equity method investments and loss on impairment of property, plant and equipment. Foreign exchange gains in 2002 increased by 24.9% to W261 billion from W209 billion in 2001 as a result of the appreciation of the Won against major currencies, primarily against the Dollar. Interest expense in 2002 decreased by 26.4% to W332 billion compared to W451 billion in 2001 due to our reduction in debt and a general decrease in interest rates. Other bad debt allowance in 2002 increased significantly to W187 billion from W2 billion and loss on valuation of equity method investments increased more than three-fold to W129 billion in 2002 compared to W29 billion in 2001 primarily as a result of the liquidation of POSVEN in 2002. Other bad debt allowance and valuation loss related to POSVEN in 2002 amounted to W133 billion and W135 billion, respectively. Loss on impairment of property, plant and equipment of W54 billion in 2001 and W140 billion in 2002 arose from our decision to permanently cease construction of our no. 2 minimill at Kwangyang.

      Our effective tax rate for 2002 was 26.4% compared to 28.7% in 2001, partially due to a decrease in statutory tax rate to 29.7% in 2002 from 30.8% in 2001 and an increase in tax credit to W81 billion in 2002 from W61 billion in 2001. See Note 25 of Notes to Consolidated Financial Statements.

2001 Compared to 2000

      Our sales in 2001 decreased by 4.8% to W13,121 billion from W13,776 billion in 2000, reflecting a decrease of 9.3% in the average unit sales price per ton of our steel products which more than offset a 4.1% increase in the sales volume of our steel products.

      Sales volume for hot rolled products, which accounted for 37.9% of total sales volume of steel products in 2001, increased by 12.7% in comparison to 2000. In addition, sales volume for galvanized steel sheets, which accounted for 2.0% of total sales volume, and wire rods, which accounted for 9.3%, increased by 9.0% and 5.7%, respectively. Sales volume for plates, which accounted for 10.5% of total sales volume, remained constant at 3,146 thousand tons. On the other hand, sales volume for stainless steel products, which accounted for 4.2% of total sales volume, and cold rolled products, which accounted for 31.3%, decreased by 11.0% and 0.1%, respectively. See “Information on the Company — Business Overview — Major Products”.

      Domestic sales in 2001 decreased by 7.1% in terms of sales revenues and increased by 4.2% in terms of sales volume compared to 2000. In 2001, our domestic sales accounted for approximately 69.5% of our total sales volume for steel products, consistent with 2000. The decrease in domestic sales revenues in 2001 compared to 2000 was attributable to a general decline in the unit sales prices for our principal product lines which more than offset an increase in sales volume.

      Export sales in 2001 increased by 0.1% in terms of sales revenues and increased by 4.0% in terms of sales volume compared to 2000. Exports as a percentage of total sales volume remained consistent at 30.5% in 2001 compared to 2000. The increase in export sales volume in 2001 compared to 2000 was primarily attributable to stronger demand for our products in China. Our export sales volume to China in 2001 increased by 6.4% to 3.0 million tons from 2.8 million tons in 2000.

      Gross profit in 2001 decreased by 19.3% to W2,441 billion from W3,025 billion in 2000. Gross margin in 2001 decreased to 18.6% from 22.0% in 2000, as the 4.8% decrease in net sales more than offset a 0.7% decrease in cost of goods sold in 2001 compared to 2000. The decrease in cost of goods sold was attributable primarily to decreased raw materials, subcontracts and provision for special repairs, which more than offset an increase in other purchases. Raw material costs decreased by 8.0% in 2001 to W4,905 billion from W5,329 billion in 2000 principally as a result of a substantial decrease in the prices in Won terms of raw materials used in our production of stainless steel products, including nickel and chrome, which more than offset an increase in the prices in Won terms of iron ore and coal. See “Information on the Company — Business Overview — Raw Materials”. Our subcontract expenses decreased by 30.5% in 2001 to W333 billion from W479 billion in 2000 principally as a result of a reduction in subcontracting for maintenance services. Our provision for special repairs decreased by 66.3% in 2001 to W46 billion from W137 billion in 2000 principally as a result of the partial completion of special repair projects.

      Labor expense, which consist of wages, provisions for severance benefits, salaries and welfare expense included in cost of goods sold and in selling, general and administrative expenses, decreased by 5.1% in 2001 to W1,215 billion from W1,281 billion in 2000 due primarily to decrease in provision for severance benefits by 67.1% in 2001 to W71 billion from W216 billion in 2000 which more than offset a 7.9% increase in salaries and wages. See “— Overview — Significant Changes in Our Method of Calculating Retirement and Severance Benefits” and Note 2 of Notes to Consolidated Financial Statements.

      Operating income in 2001 decreased by 31.2% to W1,587 billion in 2001 compared to W2,306 billion in 2000. Operating margin decreased to 12.1% in 2001 from 16.7% in 2000, as selling, general and administrative expenses increased by 18.9% in 2001 to W854 billion compared to W718 billion in 2000. The increase in selling, general and administrative expenses resulted principally from an increase in freight and depreciation expenses. Our freight expenses increased by 21.0% in 2001 to W406 billion compared to W336 billion in 2000 primarily as a result of an increase in freight rates. Our depreciation increased by 92.8% in 2001 to W47 billion compared to W24 billion in 2000 primarily as a result of addition of new equipment for our process innovation initiatives.

      Our net income in 2001 decreased by 48.2% in 2001 to W846 billion compared to W1,634 billion in 2000 as a result of the decrease in operating income and the fact that we did not record any net extraordinary income in 2001 compared to net extraordinary income of W946 billion in 2000 as discussed below. This combined effect more than offset a decrease in our donations by 81.5% in 2001 to W83 billion compared to W449 billion in 2000 and a decrease in our foreign exchange transaction and translation losses by 94.1% in 2001 to W10 billion compared to W173 billion in 2000. Our net foreign exchange transaction and translation losses in 2001 were a result of depreciation of the Won against major currencies, primarily against the Dollar, in 2001.

      Our effective tax rate for 2001 was 28.7% compared to 29.6% in 2000. See Note 25 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Capital Requirements

      We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term and short-term debt. We do not depend on the use of off-balance sheet financing arrangements. Net cash provided by operations was W2,055 billion in 2000, W1,909 billion in 2001 and W3,213 billion in 2002. Total long-term debt, including current portion but excluding discounts on debentures issued, was W5,589 billion as of December 31, 2000, W5,670 billion as of December 31, 2001 and W4,537 billion as of December 31, 2002. As of December 31, 2002, W2,279 billion out of the total amount of long-term debt, including current portion but excluding discounts on debentures issued, was denominated in Won, and the equivalent of W2,258 billion was denominated in foreign currencies, principally in Dollars and Yen.

      Uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. In addition, in 2000, we used W1,088 billion for payment of severance benefits, mostly in connection with the amendment of the method for calculating retirement and severance benefits described in “— Significant Changes in Our Method for Calculating Retirement and Severance Benefits” above. Our payment of severance benefits significantly decreased to W9 billion in 2001 and W14 billion in 2002. Net cash used for investing activities was W800 billion in 2000, W1,559 billion in 2001 and W2,146 billion in 2002. These amounts included purchases of property, plant and equipment of W874 billion in 2000, W1,496 billion in 2001 and W1,689 billion in 2002. In 2000 and 2001, we recorded net sale of marketable securities of W334 billion and W477 billion, respectively. In 2002, we recorded net acquisition of marketable securities of W603 billion. In our financing activities, we used cash of W1,544 billion in 2000, W1,384 billion in 2001 and W1,578 billion in 2002 for principal repayments of outstanding long-term debt. We also repurchased 9,876 thousand shares in 2000 for the stabilization of our stock price, retirement of stock and completion of our privatization. We used W1,004 billion in 2000 for the purchase of these shares of treasury stock. We cancelled 2,891,140 and 2,807,690 shares of treasury stock on August 25, 2001 and November 20, 2002, respectively. See “Information on the Company — Business Overview” and Note 20 of Notes to Consolidated Financial Statements.

      On February 9, 2001, as a member of a consortium of companies, we acquired 12% of the outstanding stock of SK IMT Co., Ltd. for W192 billion. SK IMT Co., which was incorporated on March 5, 2001, acquired the right to purchase one of three IMT-2000 licenses. IMT-2000 is a third-generation, high-capacity wireless communications system that will offer a full range of wireless data and mobile telecommunications service.

      We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. Our total capital expenditures were W1,689 billion in 2002 and, under current plans, are estimated to increase to approximately W1,383 billion in 2003 to maintain our competitive strengths and develop higher margin, higher value-added products. We retain the ability to reduce or suspend our planned capital expenditures. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce more higher value-added products.

      In addition to our funding requirements relating to our capital investment program, payments of the principal of and interest on indebtedness will require considerable resources. Principal repayment obligations with respect to long-term debt outstanding as of December 31, 2002 are W1,323 billion in the year ending December 31, 2003, W1,028 billion in the year ending December 31, 2004, W1,087 billion in the year ending December 31, 2005, W1,039 billion in the year ending December 31, 2006 and W26 billion in the year ending December 31, 2007. Long-term debt maturing after December 31, 2007 is W34 billion. In addition, as of December 31, 2002, we had short-term borrowings of W588 billion. We expect to repay these obligations primarily through cash provided by operations and additional borrowings.

      We paid dividends on common stock in the amount of W240 billion in 2000, W229 billion in 2001 and W214 billion in 2002.

      The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2002.

	Payments due by period

		Less than	1-3	4-5	After
Contractual obligations	Total	1 year	years	years	5 years

	(in billions of Won)
Long-term debt	4,537	1,323	2,115	1,065	34
Capital lease obligations	1	1	—	—	—
Operating leases	46	25	20	1	—

      We did not have any unconditional purchase obligations as of December 31, 2002. Other long-term contractual obligations include long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of 5 to 20 years and provide for periodic price adjustments to then-market prices. As of December 31, 2002, 165 million tons of iron ore and 33 million tons of coal remained to be purchased under long-term contracts.

      The following table sets forth the amount of lines of credit and guarantee commitments provided between the related companies as of December 31, 2002.

		Amount of commitment
		expiration per period

	Total amounts	Less than	1-3	4-5	After
Commercial commitments	committed	1 year	years	years	5 years

	(in billions of Won)
Lines of credit	24	24	—	—	—
Guarantees	403	206	163	27	7

Capital Resources

      We intend to continue to rely primarily on cash provided by operations and issuances of long-term debt to meet our future working capital and other capital requirements.

      From time to time, we incur substantial amounts of long-term and short-term debt through foreign currency borrowings. We incurred long-term debt in foreign currencies of approximately W559 billion in 2000, W319 billion in 2001 and W76 billion in 2002.

      Our major sources of cash have been net earnings before depreciation and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Depreciation and amortization were W1,240 billion in 2000, W1,317 billion in 2001 and W1,453 billion in 2002, and cash proceeds from long-term debt were W1,684 billion in 2000, W1,451 billion in 2001 and W647 billion in 2002. Short-term borrowings was W718 billion as of December 31, 2001 but decreased to W588 billion as of December 31, 2002.

      We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings.

      Our total shareholders’ equity increased from W9,558 billion at December 31, 2000 to W11,574 billion at December 31, 2002. This growth is attributable to growth in retained earnings.

Liquidity

      Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations”. Approximately 33.5% of our sales in 2000, 35.2% of our sales in 2001 and 33.6% of our sales in 2002 were denominated in foreign currencies. Over the last five years, foreign currency revenues, of which approximately two-thirds were denominated in Dollars and one-third in Yen and which were derived almost entirely from export sales, have accounted for approximately 34% to 35% of our net sales. As of December 31, 2002, approximately 49.8% of our long-term debt, including the current portion thereof, was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the limited availability and cost of Won-denominated financing in the Republic, which had historically been higher than for Dollar or Yen-denominated financings.

      Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was W874 billion in 2000, W1,496 billion in 2001 and W1,689 billion in 2002. Raw material expenses represented 38.7% in 2000, 37.4% in 2001 and 37.2% in 2002. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of five to ten years and provide for periodic price adjustments to then-market prices. At December 31, 2002, 165 million tons of iron ore and 33 million tons of coal remained to be purchased under long-term contracts. In 2002, the average price per ton, including all associated costs such as customs duties and transportation costs, to us for iron ore imports was W30,264 and for coal imports it was W60,830, compared to W32,553 for iron ore and W60,518 for coal in 2001. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.

      We had a working capital (current assets minus current liabilities) surplus of W960 billion as of December 31, 2000, W1,342 billion as of December 31, 2001 and W1,432 billion as of December 31, 2002. As of December 31, 2002, we had cash and cash equivalents of W267 billion, short-term financial instruments of W258 billion and marketable securities of W1,203 billion, compared to W407 billion of cash and cash equivalents, W424 billion of short-term financial instruments and W530 billion of marketable securities as of December 31, 2001.

      Under Korean GAAP, bank deposits and all highly liquid marketable securities within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between three to twelve months.

      As of December 31, 2002, we had unused credit lines of approximately W23 billion out of total available credit lines of W24 billion. These credit lines permit drawings at an interest rate of approximately 7.4%. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements. We had issued guarantees in favor of affiliated and related companies of W403 billion.

      In August 1998, we reduced our period for payment of accounts receivable for all customers from 90 days to a range of 70 days to 90 days and reduced it further to a range of 70 days to 80 days in December 1998. In January 2000, we further reduced our accounts receivable period to a range of 30 days to 60 days. We do not believe that these changes in the credit terms for our customers has had or will have a material effect on our cash flows.

INFLATION

      Inflation in the Republic, which was 2.2% in 2000, 4.1% in 2001 and is estimated to have been 2.7% in 2002, has not had a material impact on our results of operations in recent years.

SIGNIFICANT CHANGES IN KOREAN GAAP

      The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial Supervisory Board. SKFAS No. 2 through No. 9 became effective for us on January 1, 2003.

      Under SKFAS No. 2, interim financial reports replace quarterly and semi-annual financial standards and should include a balance sheet, income statement, statement of cash flows, and explanatory notes. In principle, interim financial statements should be presented in the same format of the annual financial statements. Interim financial statements should be presented in comparative format. We do not expect the adoption of this statement to have an impact on our financial position or results of operations.

      SKFAS No. 3 defines the recognition criteria for internally generated intangible assets. SKFAS No. 3 requires that costs incurred during the research phase be expensed, and also requires the residual value of an intangible asset to be assumed to be zero unless:

(a) there is a commitment by a third party to purchase the asset at the end of its useful life; or

(b) there is an active market for that type of asset and it is probable that such a market will exist at the end of the asset’s useful life.

      Costs incurred during the development phase are to be capitalized, if certain criteria are met. SKFAS No. 3 also requires start-up costs, training and advertising costs to be expensed as incurred. The useful life of an intangible asset should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use. Capitalized software is expected to have a shorter useful life due to its technological obsolescence. Intangible assets should be assessed for impairment annually. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

      SKFAS No. 4 clarifies existing standards regarding revenue recognition. Bartering transactions, where goods or services are exchanged for goods or services that are of a similar nature and value, should not result in revenue recognition. Revenue from the sale of goods or services should only be recognized when all the following conditions have been met:

(a) significant risks and rewards of ownership of the goods have been transferred to the buyer;

(b) the enterprise no longer retains legal title or effective control over the goods sold;

(c) the seller’s price to the buyer is fixed or determinable;

(d) collectibility is reasonably assured; and

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

      Our current policy for revenue recognition is not significantly different from the requirements of SKFAS No. 4. Accordingly, we do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

      SKFAS No. 5 requires certain asset retirement obligations to be estimated and recorded as part of its acquisition cost. For exchange of dissimilar assets, fair market value of asset given up should be recorded as acquisition cost for asset acquired. In case of exchange of similar assets, book value of asset given up should be recorded as acquisition cost for asset acquired. However, if a significant amount of cash is involved in an exchange of assets, due to the differences in their fair values, such transaction cannot be treated as an exchange of similar assets. Tangible assets should be written down to their net realization value when the fair market value of the asset declines significantly due to its obsolescence.

      SKFAS No. 6 requires that proposed dividends that are subject to ratification from a company’s board of directors subsequent to the issuance of the financial statements not be recognized as a liability at the balance sheet date. In addition, appropriation of retained earnings subsequent to the balance sheet date should not be reflected in the current year balance sheet. SKFAS No. 6 also requires companies that are undergoing liquidation to present their financial statements under the liquidation basis. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

      SKFAS No. 7, “Capitalization of Financial Cost”, generally requires financial costs to be expensed as incurred, except when certain criteria are met for capitalization. The provision of this standard is to be applied consistently. Capitalized interest costs in connection with past due borrowings should be expensed. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

      SKFAS No. 8 requires that marketable equity securities and all debt securities be classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with the enterprise’s intentions. Trading and available-for-sale securities are reported at fair value. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of shareholders’ equity. Transfers of securities from the trading category are prohibited, whereas transfers of securities between available-for-sale and held-to-maturity are permitted. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

      SKFAS No. 9 “Convertible Security” is related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. As of December 31, 2002, we do not hold any convertible securities and believe that SKFAS No. 9 will have no impact on our financial position or results of operations.

U.S. GAAP RECONCILIATION

      Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 30 of Notes to Consolidated Financial Statements.

      We recorded net income under U.S. GAAP of W1,018 billion in 2002 compared to net earnings of W908 billion in 2001 and W1,743 billion in 2000 primarily due to the factors discussed in “— Operating Results”. Our net income under U.S. GAAP of W1,018 billion in 2002 is 6.8% lower than our net income under Korean GAAP of W1,089 billion primarily due to a recognition of W178 billion of impairment on investment securities under U.S. GAAP, which did not qualify for recognition under Korean GAAP. The 2001 and 2000 U.S. GAAP amounts have been restated to reflect certain corrections to previously reported amounts in accordance with U.S. GAAP. See Note 30(i) of Notes to Consolidated Financial Statements.

SIGNIFICANT CHANGES IN U.S. GAAP

      During fiscal 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment and Disposal of Long-lived Assets. SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. The new standard maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such an asset as “held for sale”. SFAS No. 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported. The adoption of this standard did not result in the recognition of additional impairment charges, except those that have already been reflected in the accompanying financial statements.

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of this statement to have an impact on our financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to such compensation. We expect to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and will provide the prominent disclosures required in the U.S. GAAP reconciliation footnote.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. Accordingly, we are currently in the process of evaluating the potential impact of adopting FIN 45 on our financial statements.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not expect the provisions of this standard to have a material impact on our financial position or results of operations.

RESEARCH AND DEVELOPMENT

      We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. At December 31, 2002, we employed a total of 203 researchers, including 144 with doctoral degrees.

      In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. At December 31, 2002, the Technical Research Laboratory employed a total of 450 researchers, including 141 with doctoral degrees.

      We recorded research and development expenses of W171 billion as cost of goods sold in 2000, W169 billion in 2001 and W161 billion in 2002, as well as research and development expenses of W23 billion as selling and administrative expenses in 2000, W31 billion in 2001 and W41 billion in 2002.

In addition, we made donations to educational foundations supporting basic science and technology research, amounting to W40 billion, W37 billion and W38 billion in 2000, 2001 and 2002, respectively. We also donated W300 billion to Pohang University of Science & Technology, a university founded by us, in 2000 and an additional W3 billion in 2002. See Note 24 of Notes to Consolidated Financial Statements.

      Our research and development program has developed over 2,000 patents and 3,000 proprietary steel-related processes and technologies through December 31, 2002 and has successfully applied many of these to the manufacturing process.

CAPITAL EXPENDITURES AND CAPACITY EXPANSION

      Our capital expenditures for 2000, 2001 and 2002 amounted to W874 billion, W1,496 billion and W1,689 billion.

      Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. Our total capital expenditures are estimated to be approximately W1,383 billion in 2003. The following table sets out the major items of our capital expenditures currently in progress:

				Estimated
	Expected	Total		Remaining Cost of
	Year of	Cost of		Completion as of
Project	Completion	Project		December 31, 2002

		(Billion)
Pohang Works:
Expansion of stainless steel hot rolling capacity	2003	W	507	W101
Installation of smelting reduction process (FINEX) demonstration plant	2003		138	22
Rationalization of second cold rolling facility	2003		48	23
Installation of sinter lines	2004		83	79
Rationalization of lime calcinations facility	2004		32	12
Kwangyang Works:
Construction of LNG terminal	2005		302	294
Remodeling of first continuous casting cutting system facility	2003		97	65

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

      Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of seven directors who are to also act as our executive officers (“Standing Directors”) and eight directors who are to be outside directors (“Non-Standing Directors”). Although our shareholders elect both the Standing Directors and Non-Standing Directors at a general meeting of shareholders, our board of directors recommends candidates for Standing Directors after reviewing their qualification in a committee consisting of five Non-Standing Directors (“Director Candidate Recommendation and Evaluation Committee”). The Director Candidate Recommendation and Evaluation Committee also recommends the candidates for Non-Standing Directors. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares for at least six months may suggest candidates for Non-Standing Directors to the Director Candidate Recommendation and Evaluation Committee.

      Our articles of incorporation require that the Standing Directors include one Chairman and one President, each of whom is to serve as a Representative Director. Under the Commercial Code and our articles of incorporation, each of the Representative Directors is authorized to represent us in activities relating to our business.

      Our current Standing Directors are:

				Years
			Years as	with
Name	Position	Division	director	POSCO	Age

Lee, Ku-Taek	Chairman and Representative Director	—	14	34	57
Kang, Chang-Oh	President and Representative Director	—	9	32	60
Han, Soo-Yang	Senior Executive Vice President	General Superintendent, Kwangyang Works	6	32	58
Lee, Won-Pyo	Senior Executive Vice President	General Superintendent, Pohang Works	3	31	59
Choi, Kwang-Woong	Senior Executive Vice President	Corporate Strategy, Finance, Investments and Law Affairs	1	32	58
Ryoo, Kyeong-Ryul	Executive Vice President	Process Innovation and Marketing	2	30	55

      All Standing Directors are engaged in our business on a full time basis.

      Our current Non-Standing Directors are:

			Years as
Name	Position	Principal Occupation	director	Age

Park, Ungsuh K.	Director	Professor, Sejong University	5	64
Chung, Jay-Young	Director	Professor, Sungkyunkwan University	5	57
Shin, Guil-Soo	Director	Professor, Myongji University	5	59
Lim, Jong-Won	Director	Professor, Seoul National University	5	56
Chevalier, Samuel F.	Director	Advisor, The Bank of New York	6	69
Yoo, Hyun-Shik	Director	Former Chairman and Representative Director, Samsung General Chemicals	1	62
Kim, Han-Kyoung	Director	Former Vice Chairman, SK Corporation	1	62
Kim, E. Han	Director	Professor, University of Michigan	1	56

      The terms of office for directors expire at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year which ends on or before the date three years from the date of acceptance of the office. Our board of directors maintains four sub-committees: Director Candidate Recommendation and Evaluation Committee (as described above); Finance and Operation Committee; Executive Management Committee; and Audit Committee. The Executive Management Committee is composed of six Standing Directors and the Finance and Operation Committee is composed of two Standing Directors and three Non-Standing Directors. Our Audit Committee is described in detail below:

          Senior Management:

      In addition to the Standing Directors who are also our executive officers, we have the following executive officers:

			Years with
Name	Position	Division	POSCO	Age

Kim, Jung-Won	Executive Vice President	General Administration Dept.	32	59
Han, Kwang-Hee	Executive Vice President	Tokyo Office	32	57

			Years with
Name	Position	Division	POSCO	Age

Kim, Dong-Jin	Executive Vice President	China Division	29	56
Yoon, Seok-Man	Executive Vice President	Corporate Communications Dept.	26	54
Hwang, Tae-Hyun	Executive Vice President	Finance Dept.	17	54
Lee, Youn	Executive Vice President	Deputy General Superintendent, Pohang Works	29	55
Cho, Sung-Sik	Executive Vice President	Corporate Strategic Planning Dept.	29	52
Choi, Jong-Tae	Executive Vice President	Human Resources Dept.	29	53
Kim, Byung-Hoon	Senior Vice President	Deputy General Superintendent, Pohang Works	30	55
Hwang, Hwang-Gyu	Senior Vice President	Production Order and Process Dept.	29	52
Lee, Woo In	Senior Vice President	Deputy General Superintendent, Kwangyang Works	29	54
Choi, Jong-Doo	Senior Vice President	Cold Rolled Steel Sale Dept.	26	56
Chung, Joon-Yang	Senior Vice President	Deputy General Superintendent, Kwangyang Works	28	55
Kim, Chang-Ho	Senior Vice President	Education and Training Center	28	56
Hur, Nam-Suk	Senior Vice President	Deputy General Superintendent, Pohang Works	30	53
Oh, Chang-Kwan	Senior Vice President	Marketing Strategy Dept.	27	50
Lee, Jeon-Young	Senior Vice President	Strategic Business Development Dept.	2	49
Kwon, Young-Tae	Senior Vice President	Iron Making Raw Materials Dept.	28	52
Chang, Hyun-Shik	Vice President	LNG Terminal Dept.	3	52
Kwon, Oh-Joon	Vice President	European Union Office	17	52
Chung, Dong-Hwa	Vice President	Deputy General Superintendent, Kwangyang Works	27	51
Kim, Jin-Il	Vice President	Process Innovation Dept.	28	50
Lee, Chun-Hwan	Vice President	Stainless Steel Sales Dept. Facility Investment Dept.	28	56
Lee, Dong-Hee	Vice President	Audit Dept.	26	53
Choi, Byung-Jo	Vice President	Tailor Welded Blank Project Dept. Deputy General Superintendent, Kwangyang Works	27	54
Lee, Sang-Young	Vice President	Deputy General Superintendent, Pohang Works	25	53
Sung, Hyun-Uck	Vice President	Deputy General Superintendent, Pohang Works	27	53
Park, Han-Yong	Vice President	Hot Rolled Products Sales Dept.	25	52

Audit Committee

      Under Korean law and our articles of incorporation, we must have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Non-Standing Directors. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Non-Standing Directors. Members of our Audit Committee are Jae-Young Chung, E. Han Kim, Ungsuh K. Park and Hyun-Shik Yoo.

      The duties of the Audit Committee include:

•	examining the agenda for, and the financial statements and other reports to be submitted by the directors to, the general meeting of shareholders;

•	presenting an audit report on the financial statements to the general meeting of shareholders; and

•	monitoring our business affairs and accounts.

      In addition, we are required to appoint independent certified accountants approved by the Audit Committee and to report such appointment to the general meeting of shareholders.

Compensation of Directors and Officers

      We pay our Standing Directors salaries and bonuses as determined by shareholder resolutions. We may pay expenses incurred by our Non-Standing Directors in performance of their services. We may also pay our Non-Standing Directors salaries if our shareholders resolve to do so. The aggregate compensation (salaries, bonuses and allowances) paid and accrued to all directors and executive officers was approximately W7.2 billion in 2002 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was W1.4 billion in 2002.

      On April 27, 2002, we granted stock options to purchase 60,000 shares of common stock to our newly appointed executive officers at an exercise price of Won 135,800 per share. Upon vesting, options may be exercised between April 28, 2004 and April 27, 2009.

      On September 18, 2002, we granted additional stock options to purchase 22,000 shares of common stock to our Standing Directors, Non-Standing Directors and executive officers at an exercise price of Won 115,600 per share. Upon vesting, options may be exercised between September 19, 2004 and September 18, 2009.

      With respect to all of the options granted, we may elect either to issue shares of common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted and within seven years from the second anniversary of the issuance of such options.

Employees

      At December 31, 2002, we had 27,100 employees, including 7,931 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 25,887 employees, including 6,694 persons employed by our subsidiaries, as of December 31, 2001 and 26,261 employees, including 6,982 persons employed by our subsidiaries, as of December 31, 2000.

      A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. At December 31, 2002, only 19 of our employees were members of the POSCO labor union.

      We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union.

      We maintain a retirement plan, as required by Korean labor law, pursuant to which employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based on the length of their service and their total compensation at the time of termination. See “Operating and Financial Review and Prospects — Operating Results — 2000 Compared to 1999” for a

discussion of our new method of calculating retirement and severance benefits which came into effect on May 17, 2000. See “Financial Information — Legal Proceedings” and Note 31 of Notes to Consolidated Financial Statements for a discussion of litigation relating to retirement and severance benefits. We are required to transfer a portion of retirement and severance benefit amounts accrued by our employees to the National Pension Fund. The amounts so transferred reduce the retirement and severance benefit amounts payable to retiring employees by us at the time of their retirement.

      We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

      At December 31, 2002, our employees owned approximately 0.73% of our common stock through an employee stock ownership association.

      To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

      The following table sets forth certain information relating to the shareholders of our common stock as of December 31, 2002.

	Number of
Shareholders	Shares Owned	Percentage

Investment trust companies	5,554,149	6.12%
SK Group	3,029,164	3.34
Pohang University of Science and Technology	3,028,200	3.34
Nippon Steel Corp.(1)	2,894,435	3.19
Industrial Bank of Korea(2)	2,125,461	2.34
Employee stock ownership association	666,601	0.73
Directors and executive officers as a group	10,380	0.01
Public(3)	64,430,129	70.97
POSCO (held in the form of treasury stock)(4)	9,043,276	9.96

Total	90,781,795	100.00%

(1)	Held in the form of ADRs.

(2)	Industrial Bank of Korea is 77.2%-owned by the Government.

(3)	Includes 21,447,188 shares of common stock, representing 23.6% of the total issued shares of common stock, in the form of ADRs.

(4)	Includes 822,010 shares of common stock owned by our treasury stock fund.

RELATED PARTY TRANSACTIONS

      We have issued guarantees of W654 billion as of December 31, 2000, W531 billion as of December 31, 2001 and W403 billion as of December 31, 2002, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. Please see Note 28 of Notes to Consolidated Financial Statements.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

      See “Item 18 — Financial Statements” and pages F-1 through F-69.

LEGAL PROCEEDINGS

Claim against the Fair Trade Commission

      In December 2000, Hyundai HYSCO requested us to sell hot rolled coils which are necessary in manufacturing cold rolled coils used in the automobile industry to produce car body panels. In response to our refusal to sell hot rolled coils to Hyundai HYSCO, Hyundai Motors announced in January 2001 that it will reduce its purchase of cold rolled products from us. In addition, the Fair Trade Commission began an investigation in a potential non-competitive action by us.

      On April 12, 2001, the Fair Trade Commission determined that we participated in anti-competitive action by refusing to sell our hot rolled coils to Hyundai HYSCO. In addition to ordering us to sell hot rolled coils to Hyundai HYSCO, the Fair Trade Commission imposed a fine of W1.6 billion. We brought a claim against the Fair Trade Commission but the Seoul Appellate Court rendered its decision against us in August 2002. We appealed to the Supreme Court in August 2002 and an injunction from performing the decision of the Fair Trade Commission was granted in October 2002 in our favor. We cannot predict the ultimate outcome of our appeal.

Anti-dumping and Countervailing Proceedings and Safeguard Measures

      We have been subject to a number of anti-dumping and countervailing proceedings or safeguard measures in the United States, China and the European Union. The U.S., China and European Union anti-dumping and countervailing proceedings or safeguard measures have not had a material adverse effect on our business and operations. However, there can be no assurance that further increases in or new imposition of countervailing duties, dumping duties, quotas or tariffs on our sales in the United States, China or the European Union may not have a material adverse effect on our exports to these regions in the future. See “Information on the Company — Business Overview — Markets — Exports”.

      Except as described above, we are not involved in any pending or threatened legal or arbitration proceedings that may have, or have had during the last 12 months, a material adverse effect on our results of operations or financial position.

DIVIDENDS

      The amount of dividends paid on our common stock is subject to approval at the annual general meeting of shareholders, which is typically held in February or March of the following year. In addition to our annual dividends, our board of directors is authorized to declare and distribute interim dividends once a year under our articles of incorporation. If we decide to pay interim dividends, our articles of incorporation authorize us to pay them in cash and to the shareholders of record as of June 30 of the relevant fiscal year. We may pay cash dividends out of retained earnings that have not been appropriated to statutory reserves.

      The table below sets out the dividends declared on our common stock to the holders of record at December 31 of the years indicated. A total of 90,781,795 shares of common stock were issued at the end of 2002. Of these shares, 82,560,529 shares were outstanding and 8,221,266 shares were held by us in treasury. The dividends set out for each of the years below were paid in the immediately following year. The Dollar figures set out below are based on the exchange rates at each payment date.

	Cash Dividends
	per Share of
Period	Common Stock

1998	W1,250	$1.04
1999	1,750	1.54
2000	2,500	1.97
2001	2,500	1.90
2002	3,500	2.95

      Owners of the ADSs are entitled to receive any dividends payable in respect of the underlying shares of common stock.

      Historically, we have paid to holders of record of our common stock an annual dividend. However, we can give no assurance that we will continue to declare and pay any dividends in the future.

Item 9.	The Offer and Listing

NOTES

      Our 6% notes due 2003, 7% notes due 2005, 7% notes due 2006 and 7% notes 2004 (collectively, the “notes”) are traded in the over-the-counter market. Sales prices for the notes are not regularly reported on any exchange or other quotation service.

COMMON STOCK AND ADSs

      The principal trading market for our common stock is the Korea Stock Exchange. Our common stock is also listed on the New York Stock Exchange and the London Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX”. One ADS represents one-fourth of one share of common stock. As of December 31, 2002, 97,366,492 ADSs were outstanding.

THE KOREA STOCK EXCHANGE

      The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a non-profit making organization privately managed by its members, consisting of most of Korean securities companies and some Korean branches of foreign securities companies.

      As of December 31, 2002, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately W259 trillion. The average daily trading volume of equity securities for 2002 was approximately 857 million shares with an average transaction value of W3,042 billion.

      The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

      The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

      The Korea Stock Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every thirty seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

      Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period
					Average	Price
					Dividend	Earnings
	Opening	High	Low	Closing	Yield(1)	Ratio(2)

					(percent)
1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.9	165.9	93.1	131.3	13.2	3.1
1982	123.6	134.48	106.00	128.99	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6 (3)	18.6	(3)
2001	520.95	704.50	468.76	693.70	2.0 (3)	14.2	(3)
2002	724.95	937.61	614.27	627.55	1.4 (3)	18.6	(3)
2003 (through April 30)	635.17	666.71	515.24	599.35	1.1 (3)	5.5	(3)

Source: The Korea Stock Exchange.

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Korea Stock Exchange. Excludes classified companies, companies which did not submit annual reports to the Korea Stock Exchange, and companies which received disqualified opinions from external auditors.

      Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Rounded
Down To
Previous Day’s Closing Price (Won)	(Won)

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

      Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “— Taxation — Korean Taxation”.

      The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value

	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	432,432	1,813,704	1,390,557
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003 (through April 30)	680	236,904,249	194,934,783	646,740	1,891,726	1,556,757

Source: The Korea Stock Exchange.

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

      The Korean securities markets are principally regulated by the FSC and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the Securities and Exchange Act imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

Further Opening of the Korean Securities Market

      A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

      Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

      As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The FSC sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

      Currently, foreigners are permitted to invest in certain securities including shares of all Korean companies which are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds which are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

      Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

      When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company. Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

      Under the Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member.

      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to W50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the Depositor Protection Act with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

MARKET PRICE INFORMATION

Common Stock

      The shares of our common stock are listed on the first section of the Korea Stock Exchange.

      The table below shows the high and low trading prices and the average daily volume of trading activity on the Korea Stock Exchange for our common stock since January 1, 1998.

			Average
	Price		Daily
			Trading
Period	High	Low	Volume

			(Number of
	(in W)		Shares)
1998
First Quarter	80,000	45,900	582,378
Second Quarter	66,900	37,600	285,225
Third Quarter	51,200	42,300	213,969
Fourth Quarter	66,000	53,100	334,232
1999
First Quarter	69,300	52,100	216,188
Second Quarter	141,000	69,600	508,838
Third Quarter	183,500	133,000	425,493
Fourth Quarter	168,500	114,500	482,011
2000
First Quarter	149,500	99,800	517,296
Second Quarter	116,000	80,000	442,389
Third Quarter	93,500	75,100	307,953
Fourth Quarter	81,500	58,000	403,766
2001
First Quarter	104,000	76,500	343,509
Second Quarter	118,000	85,000	240,070
Third Quarter	104,000	74,000	179,392
Fourth Quarter	81,500	127,000	259,027
	101,000	120,000	333,111
2002
First Quarter	117,500	160,000	303,579
Second Quarter	139,000	133,500	323,772
Third Quarter	130,000	106,500	309,501
Fourth Quarter	130,500	103,500	257,180
November	124,500	112,500	304,470
December	130,500	118,000	241,269

			Average
	Price		Daily
			Trading
Period	High	Low	Volume

			(Number of
	(in W)		Shares)
2003
First Quarter	133,000	92,400	339,182
January	112,000	92,400	396,721
February	125,000	109,000	331,455
March	133,000	118,000	286,107
Second Quarter (through April 30)	112,500	97,500	315,488
April	112,500	97,500	315,488

ADSs

      The outstanding ADSs, each of which represents one-fourth of one share of our common stock, are listed on the New York Stock Exchange and the London Stock Exchange.

      The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 1998.

			Average
	Price		Daily
			Trading
Period	High	Low	Volume

			(Number
	(in US$)		of ADSs)
1998
First Quarter	23.81	15.00	261,393
Second Quarter	19.00	10.56	462,884
Third Quarter	14.00	10.25	525,270
Fourth Quarter	18.19	13.50	392,523
1999
First Quarter	20.81	13.00	398,374
Second Quarter	33.75	18.00	585,998
Third Quarter	42.19	30.94	623,911
Fourth Quarter	39.19	30.25	383,006
2000
First Quarter	43.00	23.75	475,862
Second Quarter	26.25	19.19	509,135
Third Quarter	23.88	17.88	495,173
Fourth Quarter	18.19	14.06	578,037
2001
First Quarter	22.39	17.75	384,677
Second Quarter	22.80	17.10	378,273
Third Quarter	18.83	13.60	260,559
Fourth Quarter	24.21	15.91	261,502

			Average
	Price		Daily
			Trading
Period	High	Low	Volume

			(Number
	(in US$)		of ADSs)
2002
First Quarter	29.25	22.41	375,578
Second Quarter	30.64	23.50	354,997
Third Quarter	29.52	21.30	354,083
Fourth Quarter	27.40	21.20	268,748
November	25.83	23.26	300,825
December	27.40	24.67	245,152
2003
First Quarter	28.66	18.46	324,841
January	28.66	25.00	255,310
February	26.26	22.90	255,616
March	23.08	18.46	438,329
Second Quarter (through April 30)	23.23	19.26	364,595
April	23.23	19.26	364,595

Item 10.	Additional Information

ARTICLES OF INCORPORATION

      This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act of 1962 (the “Securities and Exchange Act”), the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Securities and Exchange Act and the Commercial Code. We have filed copies of our articles of incorporation and these laws as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

General

      Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”), shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”) and shares of convertible non-voting preferred stock, par value Won 5,000 per share (“Convertible Shares”). Common Shares, Non-Voting Shares and Convertible Shares together are referred to as “Shares”. A Convertible Share is convertible into a Common Share. Our board of directors may determine the conversion period for the Convertible Shares (so long as it is within three years) and the other terms and conditions of the Convertible Shares at the time of their issuance. Under our articles of incorporation, we are authorized to issue Non-Voting Shares and Convertible Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2002, 90,781,785 Common Shares were issued, of which 8,221,266 shares were held by us in treasury and an additional 822,010 shares were held by our treasury stock fund. In 2002, we cancelled 2,807,690 shares in treasury. We have never issued any Non-Voting Shares or Convertible Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Dividends

      We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The Common Shares represented by the ADSs have the same dividend rights as other outstanding Common Shares.

      Holders of Non-Voting Shares are entitled to receive dividends in priority to the holders of Common Shares in an amount not less than 9% of the par value of the Non-Voting Shares as determined by the board of directors at the time of their issuance. Holders of Convertible Shares are entitled to receive dividends in priority to the holders of Common Shares in an amount not less than 8% of the par value of the Convertible Shares, as determined by the board of directors at the time of their issuance. If the amount available for dividends is less than the aggregate amount of such minimum dividend, we do not have to declare dividends on the Non-Voting Shares or Convertible Shares.

      We declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in Shares. However, a dividend of Shares must be distributed at par value. If the market price of the Shares is less than their par value, dividends in Shares may not exceed one-half of the annual dividend. In addition, we may declare, and distribute in cash, interim dividends pursuant to a board resolution once a fiscal year. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

      Under the Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. We may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. In addition, we are required under the Securities and Exchange Act and the relevant regulations to set aside as reserve a certain amount every fiscal year until our capital ratio is at least 30%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit. See Note 12 of Notes to Consolidated Financial Statements.

Distribution of Free Shares

      In addition to paying dividends in Shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.

Preemptive Rights and Issuance of Additional Shares

      We may issue authorized but unissued shares at the times and, unless otherwise provided in the Commercial Code, on the terms our board of directors may determine. All our shareholders are generally entitled to subscribe for any newly issued Shares in proportion to their existing shareholdings. We must offer new Shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. Under the Commercial Code, we may vary, without shareholders’ approval, the terms of these preemptive rights for different classes of shares. We must give public notice of the preemptive rights regarding new Shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute Shares for which preemptive rights have not been exercised or where fractions of Shares occur.

      Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	publicly offered pursuant to the Securities and Exchange Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued through offering to public investors, the amount of which is no more than 10% of the outstanding Shares;

•	issued to our creditors pursuant to a debt-equity swap;

•	issued to domestic or foreign corporations pursuant to a joint venture agreement or technology inducement agreement;

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases; or

•	issued upon exercise of stock options.

      In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 1,000 billion, to persons other than existing shareholders.

      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2002, approximately 0.73% of the outstanding Shares were held by members of our employee stock ownership association.

General Meeting of Shareholders

      We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding Voting Shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our outstanding Voting Shares for at least six months; or

•	at the request of our audit committee.

      Holders of Non-Voting Shares or Convertible Shares may request a general meeting of shareholders only after the Non-Voting Shares or Convertible Shares become entitled to vote or “enfranchised,” as described under “— Voting Rights” below.

      We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Daily News published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares or Convertible Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

      Our general meetings of shareholders are held either in Pohang or Seoul.

Voting Rights

      Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. A recent amendment to the Commercial Code permitted cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our shareholders have decided not to adopt, and as a result our articles of incorporation prohibit, cumulative voting.

      Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting Shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting Shares then issued and outstanding. However, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting Shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting Shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company; or

•	issuing any new Shares at a price lower than their par value.

      In general, holders of Non-Voting Shares or Convertible Shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, or any merger or consolidation of us, or in some other cases which affect the rights or interests of the Non-Voting Shares or Convertible Shares, approval of the holders of Non-Voting Shares or Convertible Shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the Non-Voting Shares or Convertible Shares present or represented at a class meeting of the holders of Non-Voting Shares or Convertible Shares, where the affirmative votes also represent at least one-third of our total issued and outstanding Non-Voting Shares and Convertible Shares. In addition, if we are unable to pay dividends on Non-Voting Shares and Convertible Shares as provided in our articles of incorporation, the holders of Non-Voting Shares and Convertible Shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised Non-Voting Shares and Convertible Shares have the same rights as holders of Common Shares to request, receive notice of, attend and vote at a general meeting of shareholders.

      Shareholders may exercise their voting rights by proxy. A shareholder may give proxies only to another shareholder, except that the Government may give proxies to a designated public official and a corporate shareholder may give proxies to its officers or employees.

      Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying Common Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the Common Shares underlying their ADSs.

Rights of Dissenting Shareholders

      In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders, including holders of Non-Voting

Shares and Convertible Shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Korea Stock Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Korea Stock Exchange for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily Share price on the Korea Stock Exchange for the one week period before such date of the adoption of the relevant resolution. However, the FSC may adjust this price if we or holders of 30% or more of the Shares we are obligated to purchase do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Register of Shareholders and Record Dates

      Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of Shares on the register of shareholders on presentation of the Share certificates.

      The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the Shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of Shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual Report

      At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

      Under the Securities and Exchange Act, we must file with the FSC and the Korea Stock Exchange (1) an annual securities report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Stock Exchange.

Transfer of Shares

      Under the Commercial Code, the transfer of Shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs.

      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trading companies and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “Exchange Controls and Securities Regulations”.

      Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

      We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares through purchases on the Korea Stock Exchange or through a tender-offer. In addition, we may acquire interests in our own Shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends, subject to certain procedural requirements.

      Under the Commercial Code, except in the case of a reduction in capital, we must resell or transfer any Shares acquired by us from a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our Shares. Under the Securities and Exchange Act, we are subject to certain selling restrictions for the Shares acquired by us. In the case of a reduction in capital, we must immediately cancel the Shares acquired by us.

Liquidation Rights

      In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares and Convertible Shares have no preference in liquidation.

EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Notes

      Korean law does not limit the right of non-Koreans to hold notes outside Korea. In order for us to issue the notes outside Korea, we are required to submit a report to the MOFE or our designated foreign exchange bank (depending on the aggregate issuance amount) with respect to the issuance of the notes. Furthermore, in order for us to make payments of principal of or interest on the notes and other amounts as provided in the indenture and the notes, each actual payment should be reviewed by a foreign exchange bank at the time of such actual payment. The purpose of this review is to ensure that the actual remittance amount is consistent with the amounts payable under the notes.

      Under Korean law, if the Government deems that certain emergency circumstances, including, but not limited to, sudden fluctuations in interest rates, or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions such as suspending or restricting transactions involving foreign exchange or cross border payments (including payments of principal of an interest on the notes), requiring prior approval from the Minister of Finance and Economy for any such transactions or obligating a certain portion of the foreign investor’s holdings to be deposited in Korea.

Shares and ADSs

      The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

      Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions such as requiring foreign investors to obtain prior approval from the MOFE or obligating a certain portion of the foreign investors’ holdings to be deposited in Korea.

Government Review of Issuance of ADRs

      In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with our designated foreign exchange bank or the MOFE, depending on the issuance amount. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

      Under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We can give no assurance that we would grant our consent, if our consent is required.

Reporting Requirements for Holders of Substantial Interests

      Any person whose direct or beneficial ownership of shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status of the holdings to the FSC and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Stock Exchange within five business days from the date of the change.

      Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of non-reported Equity Securities.

      In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a company’s shares accounts for 10% or more of the total issued and outstanding shares must report the status of his or her shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after he or she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the Korea Stock Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Restrictions Applicable to ADSs

      No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service (the “FSS”) as described below. The acquisition of the shares by a foreigner must be immediately reported by the foreigner or his standing proxy in Korea to the Governor of the FSS (the “Governor”).

      Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

      Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded with certain exceptions.

      For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or the KOSDAQ with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares which are subject to a foreign ownership limit.

      The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the FSS will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

      Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.

      Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, the Korea Securities Depository, investment trust companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

      Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. We set this ceiling at 3% until the discontinuation of our designation as a public corporation on September 28, 2000. As a result, we currently do not have any ceiling on the acquisition of shares by a single person. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Korean banks authorized by the Foreign Investment Promotion Law. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.

      Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened in the name of a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

      Dividends on Shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won Account. Funds in the investor’s Won Account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

      Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, as a counterparty to foreign investors, without the investors having to open their own accounts with foreign exchange banks.

TAXATION

      The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the notes, shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

Korean Taxation

      The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base.

Notes

Taxation of Interest

      Under current Korean tax laws, when we make payments of interest to you on the notes, no amount will be withheld from such payments for, or on account of, any income taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

      Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note, provided that the disposition involves a transfer out of Korea or a transfer of the note to a non-resident of Korea without having a permanent establishment in Korea. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. For example, if you are a qualified resident of the United States for the purposes of the Treaty, you are generally entitled to an exemption from Korean taxation in respect of any capital gain realized on a disposition of a note under the US-Korea Tax Treaty.

Inheritance Tax and Gift Tax

      If you die while you are the holder of a note, the subsequent transfer of the notes by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer a note as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so.

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

      We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the Treaty and you are the “beneficial owner” of a dividend, generally a reduced withholding tax rate of 16.5% or 11.0%, depending on your shareholding ratio, will apply.

      In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the ADR depositary. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

      If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

Taxation of Capital Gains

      You may be exempt from Korean taxation on capital gain if you have owned, together with certain related parties less than 25% of our total issued and outstanding shares of common stock at any time during the year of sale and the five calendar years before the year of sale and the sale is made through the Korea Stock Exchange. Pursuant to a tax ruling issued by the Korean tax authority, capital gains from the transfer of ADSs to other non-residents (other than to such transferees’ permanent establishment in Korea) earned by a non-resident without any Korean permanent establishment are not subject to Korean income taxation. In addition, capital gains from the transfer of ADSs outside Korea earned by a non-resident (with or without a permanent establishment in Korea) are currently exempt from Korean income taxation due to the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL.

      If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing the shares of common stock although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 27.5% of the net capital gains or 11% of the gross realization proceeds.

      If you sell your shares of common stock or ADSs, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost for the shares of common stock or the ADSs. To obtain the benefit of reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. Effective July 1, 2002, under Korean tax law, a non-resident seller must submit an application for exemption together with a certificate of residence issued by a competent tax authority of the seller’s country of residence prior to making the tax payment in order to qualify for the exemption under the tax treaty. However, this requirement will not be applicable in respect of the exemption under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

Inheritance Tax and Gift Tax

      If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If you are treated as the owner of the shares of common stock, you will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the ADSs or shares of common stock is greater than a specified amount.

Securities Transaction Tax

      You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares of common stock, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares of common stock when traded on the Korea Stock Exchange. If your transfer is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

      According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to securities transaction tax upon the deposit of underlying common shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying common shares. However, questions have been raised as to whether this ruling also applies to the surrender of depositary shares and withdrawal of underlying common shares by holders other than the initial holders of depositary shares. It is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying common shares by holders of depositary shares other than the initial holders. Accordingly, there can be no assurance that holders of ADSs other than the initial holders will not be subject to securities transaction tax when they withdraw the common shares upon surrendering the ADSs.

United States Taxation

      This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning our notes, shares of common stock or ADSs. This summary applies to you only if you hold notes, shares of common stock or ADSs as capital assets for tax purposes and, in the case of the notes, only if you purchased such notes in the applicable initial offering at their issue price. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds notes, shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds notes, shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

      This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

      Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of notes, shares of common stock or ADSs in your particular circumstances.

      For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a note, share of common stock or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	subject to U.S. federal income tax on a net income basis with respect to income from the note, share of common stock or ADS.

Notes

Interest

      Interest on the notes will be includible in your income at the time the interest is accrued or received, in accordance with your method of tax accounting.

Sale, Exchange or Retirement

      Upon the sale, exchange or retirement of a note, you generally will recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which will be taxable as interest income) and your tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if you held the note for more than one year at the time of disposition. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%.

Shares of Common Stock and ADSs

      In general, if you hold ADSs, you will be treated as the holder of the shares of common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of common stock represented by that ADS.

Dividends

      The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

      Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

      For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%.

Foreign Tax Credit Considerations

      You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

      Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

      The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

      Payments in respect of the notes, shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

DOCUMENTS ON DISPLAY

      We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

      We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, which minimizes the risk of credit loss. The activities of our finance division are subject to policies approved by our senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our policy is to hold or issue derivative financial instruments only for hedging purposes.

      The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

      Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of our exports are denominated in Dollars. Japan is also an important market for us, and we derive significant cash flow denominated in Yen. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, which represent a substantial sum and are mostly denominated in Dollars, relate primarily to imported raw material costs and freight costs. Foreign currency denominated liabilities relate primarily to foreign currency denominated debt. We use, to a limited extent, cross-currency interest rate swaps to reduce our exchange rate exposure with respect to foreign currency denominated debt. Under cross-currency interest rate swaps, we agree with the other parties to exchange, at the maturity date, a fixed amount denominated in one currency with a fixed amount denominated in another currency. Until the maturity date, we also agree to exchange interest payments, at specified intervals, calculated based on different interest rates for each currency. We also use, to a limited extent, currency forward contracts to purchase Dollars to reduce our exchange rate exposure. Under currency forward contracts, we agree with the other parties to exchange, at the maturity date, a fixed amount denominated in Dollars with an amount denominated in Yen or Won at fixed exchange rate.

      As of December 31, 2002, we and our consolidated subsidiaries had entered into four currency forward contracts as follows:

	As of December 31, 2002

	Start Date	Maturity Date	Contract Amount		Contract Rate

			(Thousands)		(W per US$1)
Citibank, Seoul	12/20/2001	3/13/2003	US$	184	W1,335.0
	7/26/2002	7/25/2003	US$	5,000	W1,216.0
	8/29/2002	8/27/2003	US$	3,000	W1,233.0
	10/9/2002	8/27/2003	US$	5,000	W1,275.5

      See Note 22 of Notes to Consolidated Financial Statements.

Interest Rate Risk

      We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. We use, to a limited extent, cross-currency interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

      As of December 31, 2002, we had entered into one cross-currency interest rate swap contract as follows:

	As of December 31, 2002

				Interest rate
						Final
	Receive		Pay	Receive	Pay	Maturity	Fair Value

							(Millions)
			(Millions)
Citibank and others	US$	174	¥22,868	7.125%	2.925%	7/15/2004	W(11,775)

      See Note 22 of Notes to Consolidated Financial Statements.

      The following table summarizes the carrying amounts and fair values as of December 31, 2002 and December 31, 2001, and the maturity and contract terms as of December 31, 2002 of our exchange rate sensitive short-term and long-term liabilities.

	Maturities

							December 31, 2002		December 31, 2001

								Fair		Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value	Total	Value

	(in Won millions except rates)
Foreign currency, principally Dollars and Yen:
Fixed rate	1,209,874	249,085	274,840	622,207	4,054	10,475	2,370,535	2,448,548	2,973,262	2,699,798
Average weighted rate(1)	2.76%	6.64%	6.80%	4.51%	4.54%	4.53%	4.11%	—	6.55%	—
Variable rate	74,466	197,453	63,308	15,292	17,693	23,226	391,438	391,438	791,897	791,897
Average weighted rate(1)	2.04%	2.07%	2.12%	2.27%	2.27%	2.25%	2.10%	—	5.18%	—

Total	1,911,807	1,028,096	1,087,172	1,039,244	25,986	33,823	5,126,128	5,290,801	3,765,159	3,491,696

(1)	Weighted average rates of the portfolio at the period end.

      The following table summarizes the carrying amounts and fair values as of December 31, 2002 and December 31, 2001 and the maturity and contract terms as of December 31, 2002 of our interest rate sensitive short-term and long-term liabilities.

	Maturities

							December 31, 2002		December 31, 2001

								Fair		Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value	Total	Value

	(in Won millions except rates)
Local currency:
Fixed rate	627,467	581,558	749,024	401,745	4,239	122	2,364,155	2,450,815	2,599,871	2,387,815
Average weighted rate(1)	7.79%	5.85%	6.53%	6.74%	3.76%	5.53%	6.73%	—	7.43%	—
Variable rate	—	—	—	—	—	—	—	—	23,257	23,257
Average weighted rate(1)	—	—	—	—	—	—	—	—	8.29%	—

Sub-total	627,467	581,558	749,024	401,745	4,239	122	2,364,155	2,450,815	2,623,128	2,411,072

Foreign currency, principally Dollars and Yen:
Fixed rate	1,209,874	249,085	274,840	622,207	4,054	10,475	2,370,535	2,448,548	2,973,262	2,699,798
Average weighted rate(1)	2.76%	6.64%	6.80%	4.51%	4.54%	4.53%	4.11%	—	6.55%	—
Variable rate	74,466	197,453	63,308	15,292	17,693	23,226	391,438	391,438	791,897	791,897
Average weighted rate(1)	2.04%	2.07%	2.12%	2.27%	2.27%	2.25%	2.10%	—	5.18%	—

Subtotal	1,284,340	446,538	338,148	637,499	21,747	33,701	2,761,973	2,839,986	3,765,159	3,491,695

Total	1,911,807	1,028,096	1,087,172	1,039,244	25,986	33,823	5,126,128	5,290,801	6,388,287	5,902,768

(1)	Weighted average rates of the portfolio at the period end.

Item 12.	Description of Securities Other than Equity Securities

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

      The following is a summary of the deposit agreement, dated as of September 26, 1994, among us, The Bank of New York as ADR depositary and all holders and beneficial owners of ADRs, as amended by amendment no. 1 dated as of June 25, 1997. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the ADR depositary, located at 101 Barclay Street, New York, New York 10286. The principal executive office of the ADR depositary is located at One Wall Street, New York, New York 10286.

American Depositary Receipts

      The ADR depositary will execute and deliver the ADRs evidencing the ADSs. Each ADS will represent one-fourth of one share of our common stock or the right to receive one-fourth of one share of our common stock. All shares of our common stock deposited or deemed deposited under the deposit agreement and any other securities, cash or other property held under the deposit agreement shall be referred to as “Deposited Securities”. We will deposit Deposited Securities with Korea Securities Depository in Seoul, Korea (the “Custodian”), an agent of the ADR depositary. An ADR may represent any number of ADSs. You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      As an ADR holder, you will not be treated as one of our shareholders and you will not have shareholder rights, which are governed by Korean law. The ADR depositary will be the holder of the shares underlying your ADSs. You will have the rights of an ADR holder. Your rights as the ADR holder and the obligations of the ADR depositary are set out in the deposit agreement. As an ADR holder, you will not be able to exercise dissenters’ rights unless you have withdrawn the underlying common stock and become a direct shareholder.

Deposit and Withdrawal of Deposited Securities

      Notwithstanding the provisions described below, under current Korean laws and regulations, the ADR depositary is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the ADR depositary at the time of such proposed deposit.

      The shares of common stock underlying the ADRs will be held in scripless form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares through the book-entry settlement system of the Custodian. The delivery of shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate and will deliver an ADR or ADRs for those ADSs at its Corporate Trust Office to the persons you designate. The ADR depositary and the Custodian will refuse to accept shares of common stock for deposit whenever we restrict transfers of shares to comply with ownership restrictions under applicable law or our articles of incorporation, whenever the deposit would result in any violation of our articles of incorporation or applicable law, or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. See “Additional Information — Exchange Controls and Securities Regulations — Restrictions Applicable to Common Stock”.

      You may surrender your ADRs at the Corporate Trust Office of the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, the ADR depositary will deliver, at the principal office of the Custodian in Seoul, Korea, the amount of Deposited Securities underlying the surrendered ADRs. The ADR depositary may also deliver the amount of Deposited Securities then underlying the surrendered ADRs at its Corporate Trust Office. At your request, risk and expense, we will forward share certificates and other proper documents of title to the Corporate Trust Office of the ADR depositary for delivery to you. If you surrender an ADR evidencing a number of ADSs not evenly divisible by four, the ADR depositary will deliver the appropriate whole number of shares of common stock and other Deposited Securities represented by the surrendered ADSs, and will execute and deliver to you a new ADR evidencing ADSs representing any remaining fractional shares of common stock.

      Neither the ADR depositary nor the Custodian will deliver shares of common stock in any manner or otherwise permit the shares to be withdrawn from the facility created by the deposit agreement, except upon the receipt and cancellation of ADRs. However, in certain circumstances, subject to the provisions of the deposit agreement, the ADR depositary may execute and deliver ADRs before deposit of the underlying shares of common stock. This is called a pre-release of the ADR. The ADR depositary may also deliver shares of common stock upon cancellation of pre-released ADRs (even if the cancellation occurs before the termination of the pre-release) or upon receipt of other ADRs. The ADR depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the ADR depositary in writing that it or its customer owns the shares of common stock or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or U.S. government securities; (3) the ADR depositary must be able to terminate the pre-release on not more than five business days’ notice; and (4) the pre-release is subject to further indemnities and credit regulations as the ADR depositary deems appropriate. In addition, the ADR depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the ADR depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Dividends, Other Distributions and Rights

      The ADR depositary has agreed to pay to you the cash dividends or other distributions it or the Custodian receives on Deposited Securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

      The ADR depositary will convert any cash dividend or other cash distribution paid in Won on the shares of common stock into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Korean Government is required and cannot be promptly obtained, the deposit agreement allows the ADR depositary to distribute the Won to ADR holders who have requested the distribution in writing and hold the remainder of the non-convertible Won for the account of those ADR holders who have not been paid. It will not invest the Won it holds and will not be liable for any interest.

      Before making a distribution, the ADR depositary will deduct any withholding taxes that must be paid. See “Additional Information — Korean Taxation”. If the exchange rates fluctuate during a time when the ADR depositary cannot convert the Won, you may lose some or all of the value of the distribution.

      The ADR depositary may distribute new ADRs representing any shares we distribute as a dividend or free distribution. The ADR depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash.

If the ADR depositary does not distribute additional ADRs, then each outstanding ADS will also represent the new shares so distributed.

      If we offer holders of our securities any rights to subscribe for additional shares of common stock or any other rights, the ADR depositary may make these rights available to you. The ADR depositary must first determine whether it is lawful and feasible to do so. If the ADR depositary determines that it is not lawful or feasible to make these rights available to you, then at our request, the ADR depositary will use its best efforts to sell the rights and distribute the proceeds in the same way as it would do with cash. The ADR depositary may allow the rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

      If a registration statement under the Securities Act is required with respect to the securities to which any rights relate in order for us to offer the rights to you and to sell the securities represented by the rights, the ADR depositary will not offer such rights to you if you have an address in the United States (as defined in Regulation S under the Securities Act) unless and until such a registration statement is in effect, or unless the offering and sale of such securities and such rights to you are exempt from the registration requirements of the Securities Act. The ADR depositary will not be responsible for any failure to determine that it may be lawful or feasible to make the rights available to you.

      We may decide not to register under the Securities Act securities to which the rights relate where registration under the Securities Act may be required. In this case, you would not be permitted to purchase the securities or otherwise exercise the rights and the ADR depositary would, to the extent possible, dispose of the rights for your account. Such a disposal of rights may reduce your equity interest in us.

      If the ADR depositary determines that any distribution of property other than cash, shares of common stock or rights to subscribe for them cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be feasible, the ADR depositary may, after consultation with us, dispose of all or a portion of the property in such amounts and in such manner, including by public or private sale, as the ADR depositary deems equitable and practicable. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of any such property, after deduction of the fees of the ADR depositary.

      In the case of a change in the par value, or a split-up, consolidation or any other reclassification of shares of our common stock or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the Custodian in exchange for, in conversion of or in respect of Deposited Securities will be treated as new Deposited Securities under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, represent the right to receive the new Deposited Securities, unless additional ADRs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

      The ADR depositary will fix a record date in each of the following situations:

•	any cash dividend or other cash distribution becomes payable;

•	any distribution other than cash is made;

•	rights are issued with respect to Deposited Securities;

•	the ADR depositary receives notice of any shareholder meeting; and

•	the ADR depositary causes a change in the number of shares of common stock that are represented by each ADS.

      The record date will, to the extent practicable, either be the same date as the record date fixed by us, or if different from the record date fixed by us, be fixed after consultation with us. The record date will determine (1) the ADR holders who are entitled to receive the dividend, distribution or rights, or the net proceeds of the sale of the rights; (2) the ADR holders who are entitled to give instruction for the exercise of voting rights at a shareholders’ meeting or to attend (without voting at or speaking to) the meeting; or (3) the date on which each ADS will represent a changed number of shares of common stock.

Voting of the Underlying Deposited Securities

      As soon as practicable after it receives our notice of any meeting or solicitation of shareholder proxies, and upon our written request, the ADR depositary will mail to you a notice that will contain the following:

•	the information contained in our notice to the ADR depositary, or, if requested by us, a summary of the information provided by us;

•	a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of common stock or other Deposited Securities represented by their ADSs, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are material; and

•	a statement as to the manner in which the ADR holders may give their instructions.

      Upon your written request received on or before the date set by the ADR depositary for this purpose, the ADR depositary will endeavor, in so far as practicable, to vote or cause to be voted the shares of common stock or other Deposited Securities underlying your ADRs in accordance with the instructions set forth in your written request. The ADR depositary may not itself exercise any voting discretion over any Deposited Securities. You may only exercise the voting rights in respect of four ADSs or multiples of four ADSs.

Disclosure of Beneficial Ownership; Ownership Restrictions

      We may from time to time request you to provide information as to the capacity in which you hold or held ADRs, the identity of any other persons then or previously interested in ADRs and the nature of the interest, and various other matters. You will agree in the deposit agreement to provide any such information reasonably requested by us or the ADR depositary whether or not you are still an ADR holder or beneficial owner at the time of the request.

      We may restrict transfers of the shares of common stock where the transfer might result in ownership of shares of common stock exceeding the limits under our articles of incorporation and applicable law. See “Additional Information — Exchange Controls and Securities Regulation — Restrictions Applicable to Common Stock”. We may also restrict transfers of the ADSs where the transfer may cause the total number of shares of common stock represented by the ADSs beneficially owned by a single ADR holder or beneficial owner of ADRs, taken together with all other shares of common stock beneficially owned by the ADR holder or beneficial owner, including shares of common stock beneficially owned by affiliated owners, to any limit under our articles of incorporation and applicable law with respect to which we may, from time to time, notify the ADR depositary. We may instruct the ADR depositary to take action with respect to the beneficial ownership of any ADR holder or beneficial owner of ADRs or common stock represented by the ADSs held by such ADR holder or beneficial owner in excess of the limitations, if and to the extent the disposition is permitted by applicable law. See “Additional Information — Exchange Controls and Securities Regulation — Restrictions Applicable to ADSs”.

Reports and Notices

      We will furnish to the ADR depositary English language versions of any reports, notices and other communications that we generally transmit to holders of our common stock or other Deposited Securities, including our annual reports, with annual audited consolidated financial statements prepared in conformity with Korean GAAP and, if prepared pursuant to the Exchange Act, a reconciliation of net earnings for the year and stockholders’ equity to U.S. GAAP, and unaudited non-consolidated semiannual financial statements prepared in conformity with Korean GAAP. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or other Deposited Securities or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

      Notices to you under the deposit agreement will be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to you at your address as it appears on the transfer books of the ADR depositary or at such other address as you have notified the ADR depositary.

      In addition, the ADR depositary will make available for your inspection at its Corporate Trust Office any reports, notices and other communications received by it, the Custodian or a nominee of either as a holder of Deposited Securities and which we generally transmit to the holders of Deposited Securities.

Amendment and Termination of the Deposit Agreement

      We may agree with the ADR depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the ADR depositary, or prejudices a substantial right of ADR holders, it will only become effective 30 days after the ADR depositary notifies you of the amendment. If you continue to hold your ADRs at the time an amendment becomes effective, you will be considered to have agreed to the amendment and to be bound by the deposit agreement as amended. Except as otherwise required by any mandatory provisions of applicable law, no amendment may impair your right to surrender your ADRs and to receive the underlying Deposited Securities.

      The ADR depositary will terminate the deposit agreement if we ask it to do so. The ADR depositary may also terminate the deposit agreement if the ADR depositary has notified us that it would like to resign and we have not appointed a new depositary within 90 days. In both cases, the ADR depositary must notify you at least 30 days before the termination date.

      If any ADRs remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

•	to collect dividends and other distributions pertaining to the Deposited Securities and any other property represented by the outstanding ADRs;

•	to sell rights as provided in the deposit agreement; and

•	to deliver Deposited Securities, together with any dividends or other distributions received with respect to the Deposited Securities and the net proceeds of the sale of any rights or other property represented by those ADRs in exchange for surrendered ADRs after payment of fees and other charges of the ADR depositary.

      On and after the date of termination, you will be entitled to receive the amount of Deposited Securities underlying an ADR upon (1) surrender of the ADR at the Corporate Trust Office of the ADR depositary, (2) payment of the fees of the ADR depositary for the surrender of the ADR and (3) payment of any applicable taxes or governmental charges.

      At any time after the expiration of one year from the date of termination, the ADR depositary may sell any remaining Deposited Securities and hold uninvested the net proceeds in an unsegregated account, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADRs that have not been surrendered by then. After making the sale, the ADR depositary will be discharged from all obligations under the deposit agreement, except for some indemnification obligations and the obligation to account for the net proceeds of the sale and other cash or property (after deducting, in each case, the fee of the ADR depositary for surrendered ADRs, any expenses for the account of the holder of the ADRs in accordance with the terms and conditions of the deposit agreement, and any applicable taxes or governmental charges). Upon the termination of the deposit agreement, we will also be discharged from all obligations under deposit agreement except for some obligations to the ADR depositary.

Charges of the ADR Depositary

      We will pay the fees and expenses of the ADR depositary as agreed between us and the ADR depositary.

      You will not pay any fees in connection with the issuance of ADRs in the global offering. If you deposit or withdraw shares of common stock, or surrender ADRs, or receive newly issued ADRs, including issuance of ADRs pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the deposit agreement, you will incur the following charges, whichever applicable:

•	taxes and other governmental charges;

•	registration fees applicable to transfers of shares of common stock on our shareholders’ register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the Custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

•	cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement;

•	expenses incurred by the ADR depositary in the conversion of foreign currency under the deposit agreement;

•	a fee of $5.00 or less per 100 ADSs, or portion thereof, for the execution and delivery of ADRs and the surrender of ADRs under the deposit agreement; and

•	a fee for the distribution of proceeds of sales of securities or rights under the deposit agreement, the fee equaling the lesser of the proceeds of the sale and the fee for the execution and delivery of ADRs which would have been charged as a result of the deposit of the securities or shares received in exercise of rights but which securities or rights are instead sold and the proceeds distributed.

Liability of Holders for Taxes or Other Charges

      You are liable for payment to the ADR depositary of any tax or other governmental charges or expenses payable by the Custodian, the ADR depositary or its nominee as the registered holder of any Deposited Securities represented by your ADSs. The ADR depositary may refuse to effect any transfer or split-up or combination of your ADRs or any withdrawal of Deposited Securities underlying your ADRs until the payment is made. The ADR depositary may withhold any dividends or other distributions or sell any part or all of the Deposited Securities underlying your ADRs and apply the dividends or distributions or the proceeds of the sale to the payment of any tax or other governmental charges or expenses. You will remain liable for any deficiency.

      Regardless of any provision in the deposit agreement, before making any distribution or other payment on any Deposited Securities, we will make deductions (if any) that we are required to make under Korean law in respect of any income tax, capital gains tax or other taxes, and we may also deduct the amount of any tax or governmental charges payable by us in respect of a distribution or other payment or any document signed in connection with such a distribution or payment. In making deductions, we will have no obligation to you to apply a rate under any treaty or other arrangement between Korea and the country in which you are resident unless you have timely provided to us evidence of your residency that is satisfactory to the relevant tax authorities of Korea.

Limitations on Execution, Transfer and Surrender of ADRs

      The ADRs are transferable on the books of the ADR depositary. However, the ADR depositary may close the transfer books at any time it deems expedient in the performance of its duties or at our request. The ADR depositary may suspend or refuse the execution and delivery or transfer of ADRs during any period when the transfer books of the ADR depositary are closed, or at any time we or the ADR depositary consider the action necessary or advisable.

      Before the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution on the ADR, or withdrawal of Deposited Securities represented by the ADR, we, the ADR depositary, the Custodian or any registrar of ADRs may require the person presenting the ADR or depositing the shares of common stock to pay a sum sufficient to reimburse us or them for any tax or other governmental charges, any stock transfer or registration fee and other applicable fees payable by the ADR holder.

      The ADR depositary will refuse to register any transfer of ADSs if the transfer would cause the total number of shares of common stock represented by the ADSs beneficially owned by you, when aggregated with all other shares of common stock beneficially owned by you and certain of your affiliates, to exceed any limit under our articles of incorporation or applicable law of which we may, from time to time, notify the ADR depositary. The ADR depositary may also refuse to deliver ADRs, register the transfer of any ADR or make any distribution of Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, payment of applicable taxes or other governmental charges, legal or beneficial ownership or other information as it may reasonably deem necessary or proper or as we may require.

      Regardless of any provision in the deposit agreement or the ADRs, the surrender of outstanding ADRs and withdrawal of shares of common stock may not be suspended except when required in connection with: (1) temporary delays caused by closing the transfer books of the ADR depositary or us or the deposit of shares of common stock in connection with voting at a meeting of shareholders or payment of dividends, (2) the payment of fees, taxes and similar charges, or (3) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or the withdrawal of shares of common stock.

      ADR holders may inspect the transfer books of the ADR depositary at any reasonable time. However, the inspection may not be for the purpose of communicating with other ADR holders in the interest of a business or object other than our business, including any matter related to the deposit agreement or the ADRs.

General

      Neither we nor the ADR depositary will be liable to you if prevented from or delayed in performing our or their obligations under the deposit agreement by the law of any country, by any governmental authority or stock exchange, by any provision of our articles of incorporation or by any circumstances beyond our or their control. Our obligations and the obligations of the ADR depositary to the holders and beneficial owners of ADRs are expressly limited to performing our and their respective duties specified in the deposit agreement without negligence or bad faith.

      So long as any ADRs or ADSs evidenced by ADRs are listed on one or more stock exchanges, the ADR depositary will act as registrar or, with our approval, appoint a registrar or one or more co-registrars, for registration of the ADRs in accordance with any requirements of these stock exchanges.

Item 15.	Controls and Procedures

      During the audit of our consolidated financial statements for the fiscal year ended December 31, 2002, our outside auditor encountered certain issues related to U.S. GAAP reconciliation and internal controls. To address these issues, our management started the process of implementing a new consolidated accounting reporting software system. In line with enhancing our disclosure controls and procedures, we also separated our Investor Relations Team to create a new Equity Team in October 2002 responsible for preparing company-related disclosure filings. In addition, in line with enhancing our internal controls and procedures, we separated our Financial Accounting Team to create a new International Accounting Team in October 2002 exclusively devoted to preparing our consolidated financial statements and U.S. GAAP reconciliations. Our management also hired additional employees with U.S. GAAP reporting experience in the second half of 2002.

      Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on our evaluation and the adoption of the above measures, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. There were no significant changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	—	Articles of incorporation of POSCO (including English translation)
8.1	—	List of subsidiaries of POSCO
10.1	—	Consent of Samil Accounting Corporation, a member firm of PricewaterhouseCoopers
10.2	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of POSCO:

      We have audited the accompanying consolidated balance sheets of POSCO and its subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of Korea.

      As discussed in Note 2 the Company changed its method of accounting for special repairs.

      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter, after the restatement referred to in Note 30, would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and determination of consolidated shareholders’ equity at December 31, 2001 and 2002 to the extent summarized in Note 30 to the consolidated financial statements.

Samil Accounting Corporation,

member firm of PricewaterhouseCoopers

Seoul, Korea

March 6, 2003

POSCO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2002

			Thousands of
			US Dollars
	Millions of Korean Won		(Note 2)

	2001	2002	2002

ASSETS
Current assets:
Cash and cash equivalents (Notes 3, 12 and 27)	W407,109	W267,380	$225,390
Short-term financial instruments (Notes 3, 12 and 27)	424,224	258,132	217,594
Marketable securities (Note 4)	530,403	1,202,676	1,013,804
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 12, and 27)	1,479,911	1,739,605	1,466,413
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5 and 27)	105,793	72,739	61,316
Inventories (Notes 6 and 29)	1,737,251	1,671,446	1,408,957
Other current assets, net of allowance for doubtful accounts (Note 10)	276,245	185,499	156,368

Total current assets	4,960,936	5,397,477	4,549,842
Property, plant and equipment, net (Notes 8, 12, 13 and 29)	10,600,766	10,324,573	8,703,172
Investment securities (Notes 7 and 29)	2,960,449	2,545,812	2,146,009
Intangible assets, net (Notes 9 and 29)	490,708	474,812	400,248
Long-term loans, net of allowance for doubtful accounts and present value discount (Notes 5 and 27)	86,107	117,260	98,845
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 5)	51,310	44,863	37,817
Deferred income tax assets (Note 25)	98,101	51,659	43,546
Guarantee deposits (Note 27)	35,132	25,577	21,560
Long-term financial instruments (Notes 3, 12 and 27)	34,711	20,574	17,343
Other long-term assets, net of allowance for doubtful accounts and present value discount (Note 10)	87,114	74,242	62,583

TOTAL ASSETS	W19,405,334	W19,076,849	$16,080,965

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

December 31, 2001 and 2002

			Thousands of
			US Dollars
	Millions of Korean Won		(Note 2)

	2001	2002	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts and notes payable (Note 27)	W509,563	W689,745	$581,425
Short-term borrowings (Notes 11 and 27)	718,054	587,955	495,621
Current portion of long-term debt, net of discount on debentures issued (Notes 11, 13 and 27)	1,405,369	1,319,531	1,112,308
Accrued expenses (Note 27)	280,772	225,932	190,451
Other accounts and notes payable (Note 27)	162,041	146,567	123,550
Withholdings (Note 27)	46,359	66,048	55,675
Income tax payable	143,651	415,429	350,189
Dividends payable	166,151	253,906	214,032
Other current liabilities (Note 15)	186,958	260,376	219,486

Total current liabilities	3,618,918	3,965,489	3,342,737
Long-term debt, net of current portion and discount on debentures issued (Notes 12 and 27)	4,235,456	3,194,015	2,692,417
Accrued severance benefits, net (Note 14)	68,845	103,472	87,222
Reserve for special repairs (Note 2)	1,020,640	—	—
Deferred income tax liabilities (Note 25)	16,899	135,564	114,275
Other long-term liabilities (Note 15)	93,788	103,879	87,566

Total liabilities	W9,054,546	W7,502,419	$6,324,217

Commitments and contingencies (Note 16)
Shareholders’ equity:
Common stock, W5,000 par value, authorized 200 million shares; issued and outstanding 93,589,485 shares in 2001 and 90,781,795 shares in 2002	W482,403	W482,403	$406,645
Capital surplus (Note 17)	3,859,029	3,797,737	3,201,329
Retained earnings (Note 18)	6,966,189	8,219,499	6,928,685

(Net income: W1,633,667 million in 2000, W845,679 million in 2001 and W1,089,288 million in 2002 Losses in excess of minority interest: W2,321 million in 2000, W2,037 million in 2001 and W2,495 million in 2002)

Capital adjustments, net (Note 20)	(1,125,004)	(1,204,374)	(1,015,235)

	10,182,617	11,295,265	9,521,424

Minority interest	168,171	279,165	235,324

Total shareholders’ equity	10,350,788	11,574,430	9,756,748

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	W19,405,334	W19,076,849	$16,080,965

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2000, 2001 and 2002

				Thousands of
				US Dollars
	Millions of Korean Won			(Note 2)

	2000	2001	2002	2002

Sales (Note 29)	W13,776,214	W13,121,097	W14,354,918	$12,100,580
Cost of goods sold	10,751,648	10,679,735	11,338,260	9,557,667

Gross profit	3,024,566	2,441,362	3,016,658	2,542,913
Selling and administrative expenses (Note 23)	718,103	854,069	966,791	814,963

Operating income (Note 29)	2,306,463	1,587,293	2,049,867	1,727,950
Non-operating income:
Interest and dividend income	134,029	134,934	72,792	61,361
Foreign exchange gains	167,860	209,138	261,120	220,113
Gain on valuation of marketable securities	10,847	11,505	6,366	5,366
Gain on disposal of marketable securities	69,409	41,886	49,938	42,096
Gain on disposal of property, plant and equipment	5,401	10,435	22,361	18,849
Gain on derivatives transaction (Note 22)	180	13,826	13,160	11,094
Gain on valuation of derivatives (Note 22)	14,966	168	569	480
Gain on valuation of equity method investments (Note 7)	13,719	5,086	—	—
Gain on disposal of investments	45,384	2,851	6,454	5,440
Gain on disposal of scrap	23,449	26,213	52,221	44,020
Others	75,768	94,560	67,324	56,751

Total non-operating income	561,012	550,602	552,305	465,570

Non-operating expenses:
Interest expense	463,614	450,546	331,776	279,673
Other bad debt allowance (Note 16)	3,222	1,662	187,337	157,917
Loss on impairment of property, plant and equipment (Note 8)	49,814	53,951	139,833	117,873
Foreign exchange losses	340,904	219,414	125,744	105,997
Loss on valuation of equity method investments (Note 7)	4,452	29,047	128,769	108,547
Donations (Note 24)	448,847	83,195	50,147	42,272
Loss on disposal of property, plant and equipment	24,990	25,008	38,215	32,214
Loss on valuation of derivatives (Note 22)	49,183	535	11,775	9,926
Loss on impairment of investment securities (Note 7)	4,666	12,575	27,041	22,794
Loss on derivatives transaction (Note 22)	44	21,045	3,376	2,846
Loss on valuation of inventories	3,570	21,231	1,178	993
Others	89,509	45,013	49,544	41,763

Total non-operating expense	1,482,815	963,222	1,094,735	922,815

Ordinary income	1,384,660	1,174,673	1,507,437	$1,270,705
Extraordinary gain (Note 7)	959,110	—	—	—
Extraordinary loss	12,689	—	—	—

Net income before income tax expense and minority interest	2,331,081	1,174,673	1,507,437	1,270,705
Income tax expense (Note 25)	688,731	337,463	398,305	335,754

Net income before minority interest	1,642,350	837,210	1,109,132	934,951
Minority interest in income (losses) of consolidated subsidiaries	8,683	(8,469)	19,844	16,728

Net income	W1,633,667	W845,679	W1,089,288	$918,223

Basic and diluted earnings per share (Note 26) (in Korean Won and US Dollar)	W19,131	W10,366	W13,295	$11.21

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2000, 2001 and 2002

	Millions of Korean Won

	Common stock
			Capital	Retained	Capital	Minority
	Shares	Amount	surplus	earnings	adjustments	interest	Total

Balance at January 1, 2000	96,480,625	W482,403	W3,799,991	W5,193,185	W(396,829)	W121,333	W9,200,083
Net income for 2000	—	—	—	1,633,667	—	—	1,633,667
Effect of change in percentage of ownership of investees	—	—	5,197	(38,692)	1,005	29,070	(3,420)
Asset revaluation of consolidated subsidiaries	—	—	60,954	—	—	—	60,954
Dividends (Note 19)	—	—	—	(204,704)	—	(1,949)	(206,653)
Losses in excess of minority interest	—	—	—	(2,047)	—	2,047	—
Change in treasury stock	—	—	—	—	(996,952)	—	(996,952)
Overseas operations translation adjustment	—	—	—	—	36,713	—	36,713
Valuation gain (loss) on investment securities	—	—	—	—	(183,930)	—	(183,930)
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	8,683	8,683
Others	—	—	(5,386)	14,061	40	439	9,154

Balance as of December 31, 2000	96,480,625	482,403	3,860,756	6,595,470	(1,539,953)	159,623	9,558,299
Net income for 2001	—	—	—	845,679	—	—	845,679
Effect of change in percentage of ownership of investees	—	—	(4,890)	3,288	—	10,850	9,248
Dividends (Note 19)	—	—	—	(204,048)	—	(8,093)	(212,141)
Losses in excess of minority interest	—	—	—	284	—	(284)	—
Retirement of treasury stock (Note 20)	(2,891,140)	—	—	(290,071)	290,071	—	—
Change in treasury stock	—	—	—	—	(4,572)	—	(4,572)
Overseas operations translation adjustment	—	—	—	—	(6,594)	15,234	8,640
Valuation gain (loss) on investment securities	—	—	—	—	135,374	(75)	135,299
Minority interest in losses of consolidated subsidiaries	—	—	—	—	—	(8,469)	(8,469)
Others	—	—	3,163	15,587	670	(615)	18,805

Balance as of December 31, 2001	93,589,485	482,403	3,859,029	6,966,189	(1,125,004)	168,171	10,350,788

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY — (Continued)

For the years ended December 31, 2000, 2001 and 2002

	Millions of Korean Won

	Common stock
			Capital	Retained	Capital	Minority
	Shares	Amount	surplus	earnings	adjustments	interest	Total

Balance as of January 1, 2002	93,589,485	W482,403	W3,859,029	W6,966,189	W(1,125,004)	W168,171	W10,350,788
Net income for 2002	—	—	—	1,089,288	—	—	1,089,288
Cumulative effect of accounting policy change	—	—	—	717,510	—	—	717,510
Effect of change in percentage of ownership of investees	—	—	(70,419)	13,573	—	106,833	49,987
Dividends (Note 19)	—	—	—	(286,058)	—	(13,751)	(299,809)
Losses in excess of minority interest	—	—	—	(458)	—	458	—
Retirement of treasury stock (Note 20)	(2,807,690)	—	—	(281,698)	281,698	—	—
Change in treasury stock	—	—	—	—	(12,289)	—	(12,289)
Overseas operations translation adjustment	—	—	—	—	(40,952)	(999)	(41,951)
Valuation loss on investment securities	—	—	—	—	(307,175)	(612)	(307,787)
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	19,844	19,844
Others	—	—	9,127	1,153	(652)	(779)	8,849

Balance as of December 31, 2002	90,781,795	W482,403	W3,797,737	W8,219,499	W(1,204,374)	W279,165	W11,574,430

	Thousands of US Dollars (Note 2)

	Common stock
			Capital	Retained	Capital	Minority
	Shares	Amount	surplus	earnings	adjustments	interest	Total

Balance as of January 1, 2002	93,589,485	$406,645	$3,252,996	$5,872,198	$(948,331)	$141,761	$8,725,269
Net income for 2002	—	—	—	918,223	—	—	918,223
Cumulative effect of accounting policy change	—	—	—	604,831	—	—	604,831
Effect of change in percentage of ownership of investees	—	—	(59,360)	11,441	—	90,056	42,137
Dividends (Note 19)	—	—	—	(241,134)	—	(11,591)	(252,725)
Losses in excess of minority interest	—	—	—	(386)	—	386	—
Retirement of treasury stock	(2,807,690)	—	—	(237,460)	237,460	—	—
Change in treasury stock	—	—	—	—	(10,359)	—	(10,359)
Overseas operations translation adjustment	—	—	—	—	(34,521)	(842)	(35,363)
Valuation loss on investment securities	—	—	—	—	(258,935)	(516)	(259,451)
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	16,728	16,728
Others	—	—	7,693	972	(550)	(657)	7,458

Balance as of December 31, 2002	90,781,795	$406,645	$3,201,329	$6,928,685	$(1,015,236)	$235,325	$9,756,748

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY — (Continued)

For the years ended December 31, 2000, 2001 and 2002

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2000, 2001 and 2002

				Thousands of
				US Dollars
	Millions of Korean Won			(Note 2)

	2000	2001	2002	2002

Cash flows from operating activities:
Net income	W1,633,667	W845,679	W1,089,288	$918,223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,240,070	1,316,516	1,453,253	1,225,029
Accrual of severance benefits	246,547	86,878	119,091	100,389
Provision for doubtful accounts	20,162	(56)	184,887	155,851
Loss (gain) on foreign currency translation, net	198,347	8,468	(105,716)	(89,115)
Gain on valuation of marketable securities	(10,847)	(11,505)	(6,366)	(5,366)
Loss on valuation of derivatives, net	34,217	367	11,206	9,446
Loss (gain) on derivatives transaction, net	(136)	7,219	(9,784)	(8,248)
Gain on disposal of marketable securities and investments, net	(98,153)	(42,334)	(52,713)	(44,434)
Loss on disposal of property, plant and equipment, net	19,589	14,573	15,854	13,365
Loss on valuation of inventories	3,570	21,231	1,178	993
Loss on impairment of investment securities and property, plant and equipment	54,480	66,526	166,874	140,667
Loss (gain) on valuation of equity method investments, net	(9,267)	23,961	128,769	108,547
Minority interest in income (loss) of consolidated subsidiaries	8,683	(8,469)	19,844	16,728
Stock compensation expense	—	1,790	6,497	5,477
Reserve for special repairs	137,362	46,278	—	—
Extraordinary income	(956,583)	—	—	—
Others	27,077	12,309	672	567

	W915,118	W1,543,752	W1,933,546	$1,629,896

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

For the years ended December 31, 2000, 2001 and 2002

				Thousands of
				US Dollars
	Millions of Korean Won			(Note 2)

	2000	2001	2002	2002

Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable	W163,511	W367,157	W(151,351)	$(127,583)
Decrease (increase) in inventories	(230,762)	173,755	69,950	58,965
Increase (decrease) in trade accounts and notes payable	(110,347)	(170,118)	151,699	127,876
Decrease (increase) in other accounts and notes receivable	(18,761)	67,312	28,938	24,394
Increase (decrease) in other accounts and notes payable	40,726	(453,022)	11,588	9,768
Decrease (increase) in accrued expenses	62,226	(121,445)	(61,507)	(51,848)
Increase (decrease) in income tax payable	(26,859)	(280,363)	271,347	228,734
Deferred income tax, net	12,558	12,828	(137,771)	(116,135)
Payment of severance benefits	(1,088,159)	(9,168)	(14,469)	(12,197)
Decrease (increase) in group retirement deposits	736,727	(189)	—	—
Others	(35,137)	(66,697)	22,081	18,614

	(494,277)	(479,950)	190,505	160,588

Net cash provided by operating activities	2,054,508	1,909,481	3,213,339	2,708,707

Cash flows from investing activities:
Disposal of marketable securities	W11,375,253	W9,058,501	W11,547,221	$9,733,812
Acquisition of marketable securities	(11,041,246)	(8,582,000)	(12,150,384)	(10,242,252)
Disposal of short-term financial instruments	3,687,669	3,640,112	1,317,099	1,110,258
Acquisition of short-term financial instruments	(3,671,484)	(3,621,042)	(1,140,400)	(961,308)
Acquisition of property, plant and equipment	(874,271)	(1,495,961)	(1,688,840)	(1,423,620)
Disposal of property, plant and equipment	43,075	35,175	91,238	76,909
Acquisition of investment securities	(2,172,650)	(661,248)	(117,790)	(99,292)
Disposition of investment securities	1,806,450	139,159	109,523	92,323
Proceeds from short-term loan	20,410	34,949	147,650	124,462
Short-term loans provided	(4,215)	(29,239)	(56,910)	(47,973)
Proceeds from long-term loan	132,499	61,444	3,019	2,545
Long-term loans provided	(1,576)	(68,654)	(46,162)	(38,912)
Acquisition of intangible assets	(119,851)	(97,547)	(96,676)	(81,494)
Others	20,227	27,615	(64,152)	(54,077)

Net cash used in investing activities	(799,710)	(1,558,736)	(2,145,564)	(1,808,619)

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

For the years ended December 31, 2000, 2001 and 2002

				Thousands of
				US Dollars
	Millions of Korean Won			(Note 2)

	2000	2001	2002	2002

Cash flows from financing activities:
Payment of cash dividends	W(239,732)	W(228,736)	W(214,277)	$(180,627)
Proceeds (payment) of short-term borrowings, net	177,666	(656,673)	(85,565)	(72,128)
Proceeds from long-term debt	1,683,754	1,450,904	646,848	545,266
Repayment of current portion of long-term debt	(1,383,717)	(1,234,520)	(1,299,970)	(1,095,819)
Repayment of long-term debt	(160,318)	(149,417)	(278,086)	(234,415)
Proceeds from minority interest	26,501	14,513	54,107	45,610
Purchase of treasury stock	(1,003,873)	—	(91,143)	(76,830)
Others	12,696	(19,700)	89,835	75,728

Net cash used in financing activities	(887,023)	(823,629)	(1,178,251)	(993,215)

Effect of exchange rate changes on cash and cash equivalents	15,104	6,365	(13,156)	(11,090)
Net decrease in cash and cash equivalents from changes of consolidated subsidiaries	(20,745)	(6,543)	(16,097)	(13,569)

Net decrease (increase) in cash and cash equivalents	362,134	(473,062)	(139,729)	(117,786)
Cash and cash equivalents, beginning of year	518,037	880,171	407,109	343,176

Cash and cash equivalents, end of year	W880,171	W407,109	W267,380	$225,390

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	W433,920	W423,809	W327,575	$276,131

Cash paid during the year for income taxes	W703,032	W604,998	W264,729	$223,155

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Consolidated Companies:

      General descriptions of POSCO, the controlling company, and its controlled subsidiaries (collectively referred to as the “Company”), including POSCO E & C and twelve other domestic subsidiaries and nineteen overseas subsidiaries, whose accounts are included in the consolidated financial statements, and thirteen equity method investees, which are excluded from the consolidation, are as follows:

The Controlling Company

      POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons; 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants and one office in Korea, and one branch and six liaison offices overseas. The principal market for POSCO’s products is the domestic market in Korea, while export and overseas sales are concentrated in Japan, China and other countries in the Asia Pacific region.

      In accordance with the approval of shareholders on March 15, 2002, POSCO changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

      As of December 31, 2002, POSCO’s shareholders are as follows:

	Number of	Percentage of
	shares	shares (%)

Pohang University of Science and Technology	3,028,200	3.34
Nippon Steel Corporation	2,894,435	3.19
National Pension Corporation	2,126,767	2.34
The Industrial Bank of Korea	2,125,461	2.34
Treasury stock	9,043,276	9.96
Other foreign investors	52,902,442	58.27
Other domestic investors	18,661,214	20.56

	90,781,795	100.00

      As of December 31, 2002, the shares of POSCO are listed on the Korea Stock Exchange and its depository receipts are listed on the New York and London Stock Exchanges.

Consolidated Subsidiaries

      The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2002.

		Capital	Number of	Number of shares			Percentage of		Percentage of
	Primary	(Millions of	outstanding				ownership		ownership of
Subsidiaries	business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Domestic:
POSCO E & C (POSEC)	Engineering and construction	W693,640	30,000,000	27,281,080	—	27,281,080	90.94	Pohang	—
Posteel Co., Ltd.	Steel sales and service	281,311	18,000,000	17,155,000	—	17,155,000	95.31	Pohang	—
POSCON Co., Ltd.	Electronic control devices manufacturing	75,720	3,435,000	3,098,610	—	3,098,610	90.21	Pohang	—

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Capital	Number of	Number of shares			Percentage of		Percentage of
	Primary	(Millions of	outstanding				ownership		ownership of
Subsidiaries	business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Pohang Coated Steel Co., Ltd.	Coated steel manufacturing	W238,663	6,000,000	4,000,000	—	4,000,000	66.67	Pohang	—
POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance	29,502	1,700,000	1,700,000	—	1,700,000	100.00	Pohang	—
POSDATA Co., Ltd.	Computer hardware and software distribution	96,408	6,155,160	4,000,000	—	4,000,000	64.99	Sungnam	—
POSCO Research Institute	Economic research and consulting	23,435	4,000,000	3,800,000	200,000	4,000,000	99.33	Seoul	POSCO E & C (1.25), POSTEEL (2.50), POSDATA (1.25)
Seung Kwang Co., Ltd.	Athletic facilities operation	40,329	4,145,000	2,737,000	1,208,000	3,945,000	92.53	Suncheon	POSCO E & C (29.14)
POS-AC Co., Ltd.	Architecture and consulting	7,018	130,000	130,000	—	130,000	100.00	Seoul	—
Changwon Specialty Steel Co., Ltd.	Specialty steel manufacturing	354,935	30,000,000	26,000,000	4,000,000	30,000,000	99.04	Changwon	POSTEEL (6.67), POSCON (6.67)
POSCO Machinery Co., Ltd.	Machinery installation	20,207	1,000,000	1,000,000	—	1,000,000	100.00	Kwangyang	—
POSTECH Venture Capital Co., Ltd.	Investment in venture companies	33,962	6,000,000	5,700,000	—	5,700,000	95.00	Pohang	—
POSCO Refractories & Environment (POSREC)	Manufacturing	74,757	5,907,000	3,544,200	—	3,544,200	60.00	Pohang	—
Foreign:
POSCO America Corp. (POSAM)	Steel trading	148,780	283,284	281,529	1,755	283,284	99.97	U.S.A.	POSCAN (0.62)
POSCO Australia Pty. Ltd. (POSA)	Steel trading	49,566	761,775	761,775	—	761,775	100.00	Australia	—
POSCO Canada Ltd. (POSCAN)	Coal mining	41,229	1,099,885	—	1,099,885	1,099,885	95.31	Canada	POSTEEL (100.00)
POSCO Asia Co., Ltd. (POA)	Steel trading	9,305	9,360,000	9,360,000	—	9,360,000	100.00	Hongkong	—
POSCO International Osaka, Inc. (PIO)	Steel trading	4,606	800	—	800	800	95.31	Japan	POSTEEL (100.00)
VSC POSCO Steel Corporation (VPS)	Steel manufacturing	W17,663	N/A	N/A	N/A	N/A	39.77	Vietnam	POSTEEL (5.00) (b)

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Capital	Number of	Number of shares			Percentage of		Percentage of
	Primary	(Millions of	outstanding				ownership		ownership of
Subsidiaries	business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

DALIAN POSCO-CFM Coated Steel Co., Ltd.	Coated steel manufacturing	47,943	N/A	N/A	N/A	N/A	54.30	China	POSTEEL (15.00)	(b)
POS-Tianjin Coil Center Co., Ltd.	Steel service center	12,471	N/A	N/A	N/A	N/A	67.19	China	POSTEEL (60.00)	(b)
POSMETAL Co., Ltd.	Steel service center	4,573	6,000	—	3,000	3,000	47.66	Japan	PIO(50.00)
Shanghai Real Estate Development Co., Ltd.	Real estate rental	61,743	N/A	N/A	N/A	N/A	90.94	China	POSCO E & C (100.00)	(b)
IBC Corporation	Real estate rental	11,522	N/A	N/A	N/A	N/A	54.56	Vietnam	POSCO E & C (60.00)	(b)
POSLILAMA Steel Structure Co., Ltd.	Steel structure fabrication and sales	(6,951)	N/A	N/A	N/A	N/A	64.10	Vietnam	POSCO E & C (60.00), POSTEEL (10.00)	(b)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	178,033	N/A	N/A	N/A	N/A	82.48	China	—	(b)
SHUNDE Pohang Coated Steel Co., Ltd.	Coated steel manufacturing	33,203	N/A	N/A	N/A	N/A	93.50	China	—	(b)
POS-THAI Service Steel Center Co., Ltd.	Steel service center	6,329	4,091,570	477,288	2,136,208	2,613,496	61.43	Thailand	POSTEEL (52.21)
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	10,999	N/A	N/A	N/A	N/A	80.00	China	—	(b)
Myanmar-POSCO Co., Ltd.	Steel manufacturing	6,558	19,200	13,440	—	13,440	70.00	Myanmar	—
Zhangjiagang POSHA Steel Port Co., Ltd.	Depot service	8,818	N/A	N/A	N/A	N/A	76.35	China	POSCO E & C (25.00), Zhangjiagang Pohang Stainless Steel (65.00)	(b)
POSCO Investment Co., Ltd.	Finance	33,816	2,000,000	2,000,000	—	2,000,000	100.00	Hongkong	—

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	No shares have been issued in accordance with the local laws or regulations.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity Method Investees

      The following table sets forth certain information with regard to equity method investees as of December 31, 2002.

		Capital	Number of shares			Percentage of		Percentage of
	Primary	(Millions of				ownership		ownership of
Investees	business	Korean Won)	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Domestic:
Korea Daily News	Newspaper	W58,139	1,863,949	—	1,863,949	22.40	Seoul	—
eNtoB Corporation	E-business	10,918	560,000	160,000	720,000	21.57	Seoul	POSDATA (5.00) and others
Foreign:
POSVEN	Steel manufacturing	(145,714)	4,480	2,240	6,720	58.63	Venezuela	POSCO E & C (10.00), POSTEEL (10.00)	(c)
KOBRASCO.	PELLET	(36,432)	2,010,719,185	—	2,010,719,185	50.00	Brazil	—	(d)
Fujiura Butsuryu Center Co., Ltd.	Warehousing	1,856	—	600	600	28.59	Japan	PIO (30.00)
USS -POSCO Industries (UPI)	Material processing	239,956	N/A	N/A	N/A	49.99	U.S.A.	POSAM (50.00)	(b)(d)
Suzhou Dongshin Color Metal Sheet Co., Ltd.	Coloring	12,194	N/A	N/A	N/A	28.59	China	POSTEEL (30.00)	(b)
POSCHROME	Fe-Cr	18,595	21,675	—	21,675	25.00	Republic of South Africa	—
Shunde Xingpu Steel Center Co., Ltd.	Industrial processing	15,047	N/A	N/A	N/A	20.51	China	POSTEEL (10.50)	(b)
POS-HYUNDAI STEEL	Industrial processing	4,824	2,345,558	4,573,838	6,919,396	28.58	India	POSTEEL (19.50)
POSCO Bioventures. LP.	Investment in bio-tech ventures	10,020	N/A	N/A	N/A	79.98	U.S.A.	POSAM (80.00)	(b)(d)
Marubeni Steel Processing Indonesia (MSPI)	Steel service center	1,644	743	2,229	2,972	35.40	Indonesia	POSTEEL (27.52)	(d)
Posmmit Steel Centre SDN BHD (POS-MMIT)	Steel service center	7,418	4,200,000	—	4,200,000	30.00	Malaysia	—

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	No shares have been issued in accordance with the local laws or regulations.

(c)	POSVEN was excluded from the consolidated financial statements since the company is undergoing liquidation procedures as of December 31, 2002.

(d)	The Company owns over 30% of equity interest in KOBRASCO, UPI, and MSPI, however, the Company is not the major shareholder of these companies. The Company owns over 79.98% of equity interest in POSCO Bioventures. LP., however, due to an agreement with POSCO Bioventures. LP., which prohibits the Company to engage in management activities, POSCO Bioventures. LP. was excluded from consolidation.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Change of Scope in Consolidation

      The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries.

      The consolidated financial statements include the accounts of POSREC, which was excluded from consolidation as of December 31, 2001, due to the acquisition of additional shares of POSREC representing over 50% ownership in 2002. Also, the consolidated financial statements include the accounts of Qingdao Pohang Stainless Steel Co., Ltd., which was excluded from consolidation as of December 31, 2001, since the company was newly incorporated in 2002. The consolidated financial statements exclude POSVEN, which was included in consolidation as of December 31, 2001, since the company is undergoing liquidation procedures as of December 31, 2002.

Subsidiaries Excluded from the Consolidated Financial Statements

      The following companies have been excluded from the consolidation and are accounted for under the cost method:

		Shareholders’
		equity	Number of shares			Percentage of		Percentage of
		(Millions of				ownership		ownership of
Subsidiaries	Primary business	Korean Won)	POSCO	Subsidiaries	Total	(%) (a)	Location	subsidiaries

Domestic:
MIDUS Information Technologies Co., Ltd.	Engineering	W 6,651	—	86,619	86,619	23.57	Seoul	POSCO E & C (25.92)	(b)
Foreign:
PT. POSNESIA Stainless Steel Industry	STS/CR	16,432	29,610,000	—	29,610,000	70.00	Indonesia	—	(c)
POSVINA Co., Ltd.	Steel manufacturing	6,324	N/A	N/A	N/A	50.00	Vietnam	—	(b)(d)
POSEC-HAWAII Inc.	Construction	9,651	—	18,100	18,100	90.94	Hawaii	POSCO E & C (100.00)	(c)
POSCO Qingdao Coil Center	Steel service center	1,680	N/A	N/A	N/A	95.31	China	POSTEEL (100.00)	(d)(e)

(a)	Percentage of ownership is the sum of direct and indirect ownership

(b)	Total assets was less than W7,000 million as of December 31, 2001.

(c)	As of December 31, 2002, the company’s operations has been suspended for more than one year.

(d)	No shares have been issued in accordance with the local laws or regulations.

(e)	Capital investment is less than W7,000 million (newly incorporated).

2.     Summary of Significant Accounting Policies:

      The significant accounting policies followed by the Company in the preparation of its consolidated financial statements in accordance with the Financial Accounting Standards of the Republic of Korea and the Statements of Korean Financial Accounting Standards No. 5 are summarized below:

Basis of Consolidated Financial Statements Presentation

      POSCO and its domestic subsidiaries maintain their official accounting records in Korean Won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles (“GAAP”) in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain supplementary information included in the statutory of Korean language financial statements, but are not required for a fair presentation of POSCO and its domestic subsidiaries’ financial position, results of operations and cash flows, are not presented in the accompanying consolidated financial statements.

Use of Estimates

      The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      The Company records differences between the investment account and corresponding capital account of subsidiaries as a goodwill or a negative goodwill, and such differences are amortized over the estimated useful lives using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations. In accordance with accounting principles generally accepted in the Republic of Korea, minority interest in consolidated subsidiaries is presented as a component of shareholders’ equity in the consolidated balance sheet.

Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with original maturities of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Revenue Recognition

      Revenue is generally recognized when products are delivered. Revenue from construction and machinery installation is recognized using the percentage-of-completion method based on the ratio of actual costs incurred to the total estimated cost to complete. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in-progress are charged to current operations, in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as a current asset, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a current liability. Revenue from consulting and other services are generally recognized when the service is provided to the customer. Revenue for long-term service contract is deferred and recognized over the life of the contract.

Allowance for Doubtful Accounts

      The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and prior year collection experience.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketable Securities

      Marketable securities held for short-term cash management purposes are stated at fair market value, and valuation gains or losses are reported in current operations.

Inventories

      Inventories are stated at the lower of cost or market, with cost being determined using the moving average method, except for materials in-transit which are stated at actual cost determined using the specific identification method. For certain other subsidiaries, inventories are stated at the lower of cost or market, with cost being determined using the gross average method or FIFO method (see “Significant accounting policies of POSCO and its controlled subsidiaries”).

      If the net realizable value of inventories is lower than its cost, the carrying amount is reduced to net realizable value and the difference between cost and revalued amount is charged to current operation.

Investment Securities

      Equity securities held for investment (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (non-marketable security) are stated at acquisition cost, determined by the moving average method. Actively traded securities (marketable security), including those traded over-the-counter, are stated at fair value based on quoted marker price, with the resulting valuation gain or loss reported as a capital adjustment within shareholders’ equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up the amount of the previously recognized impairment loss, and in the case of a listed security, the recovered amount is charged to capital adjustments within shareholders’ equity.

      Investments in debt securities are initially carried at cost, including incidental expenses, with cost determined using the weighted average method. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Investments in debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums (amortized cost). Other investments in debt securities are carried at fair value. Temporary differences between fair value and amortized cost are accounted for in the capital adjustments account, a component of shareholders’ equity. Declines in the fair value of debt securities which are anticipated to be permanent are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

      Investments in equity securities of companies over which the Company has the ability to exercise significant influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over the estimated useful live using the straight-line method. Under the equity method, the original investment is recorded at cost and adjusted by the Company’s share of the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders’ equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment have been eliminated.

      Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method or declining-balance method, over the estimated useful lives of the assets, as follows (see “Significant accounting policies of POSCO and its controlled subsidiaries”):

Estimated
useful lives (years)

Buildings and structures	5 - 60
Machinery and equipment	3 - 25
Tools	3 - 10
Vehicles	3 - 8
Furniture and fixtures	3 - 20

      Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful lives of the related assets are capitalized.

      When the book value of an asset exceeds its recoverable value due to obsolescence, physical damage or a sharp decline in market value, an impairment loss is recognized to reduce the carrying value of the asset to its net realized value, with the resulting impairment loss charged to current operations.

      The Company capitalizes interest costs, discount expenses and other finance charges, including certain foreign exchange translation gains and losses on the borrowings associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets.

Intangible Assets

      Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below. In addition, the Company changed the useful life of certain port facilities usage rights from 133 years to 20 years due to the change of the enterprise environment. As a result of this change, net income for the year ended December 31, 2002 decreased by W1,573 million.

Estimated
useful lives (years)

Goodwill	5 - 20
Intellectual property rights	5 - 10
Port facilities usage rights	2 - 37
Land usage rights	40
Organization cost	5
Internally used software(*)	4 - 20
Development costs	4 - 20
Others	4 - 20

(*)	Internally used software systems that are part of production line are amortized over the estimated useful lives of twenty years.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Discounts on Debentures

      Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as interest expense.

Valuation of Assets and Liabilities at Present Value

      Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest income over the life of the related assets.

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the temporary differences between the amount reported for financial accounting and income tax purpose.

Accrued Severance Benefits

      Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with POSCO or most of its subsidiaries based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees were to terminate their employment as of the balance sheet date.

      The domestic companies have partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The amounts funded under these insurance deposits are classified as a deduction to the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the companies.

      In accordance with the National Pension Act of the Republic of Korea, a certain portion of accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Reserve for Special Repairs

      An allowance for repairs of various furnaces is established and adjusted annually, based on the replacement cost of the furnaces and future expected rate of inflation over the fifteen-year replacement cycle such facilities. Expenditures in relation to special repairs are charged to expense as incurred. In accordance with the Statements of Korean Financial Accounting Standards No. 5 effective January 1, 2002, the Company reversed previously recorded reserve for repairs, amounting to W1,020,640 million, to beginning retained earnings and recorded the deferred income tax liability amounting to W303,130 million. The net effect of these accounting changes increased the beginning balance of retained earnings by W717,510 million. In addition, reserve for special repairs provided by the Company for the year ended December 31, 2001 amounted to W53,911 million.

Foreign Currency Transactions and Translation

      Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Translation of Foreign Operations

      Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses are translated at the weighted average exchange rate of the reporting period. Gains or losses on translation are offsetted and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

Derivative Instruments

      The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedge, fair market value hedge and derivatives for trading. In case of cash flow hedge, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the statement of earnings. If the contract expires, the gains and losses from derivative transactions are presented in the statement of earnings in case of hedges for fluctuations in fair market value and are offset against the purchasing price of inventories in case of cash flow hedging. Derivative financial instruments for trading are valued at estimated market price and resulting unrealized gains or losses are recognized in current operations.

Earnings Per Share

      Earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding (excluding the number of shares held by the Company as treasury stock).

Impairment of Assets

      The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the income statement and is deducted from the book value of the impaired asset.

United States Dollar Amounts

      The Company operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of W1,186.3: US$ 1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2002. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollar at this or any other rate.

Reclassification of Prior Year Financial Statement Presentation

      Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

Application of the Statements of Korean Financial Accounting Standards

      The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting standards, established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 becomes effective for the Company on January 1, 2003. The Company has already adopted SKFAS No. 5 starting from the year 2002, and plans to adopt other statements in its financial statements for the year ending December 31, 2003.

Significant Accounting Policies of POSCO and its Controlled Subsidiaries

Depreciation of
	Investment and		property, plant and
Company	marketable securities	Inventories(*)	equipment

POSCO	Gross average method, moving average method	Moving average method	Straight-line method
POSCO E & C	Gross average method	Moving average method	Straight-line method
Posteel Co., Ltd.	Moving average method	Moving average method	Straight-line method
POSCON Co., Ltd.	Gross average method	Moving average method	Straight-line method, declining balance method
Pohang Coated Steel Co., Ltd.	Gross average method, moving average method	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Gross average method, moving average method	Moving average method	Straight-line method
POSDATA Co., Ltd.	Gross average method, moving average method	Moving average method	Straight-line method
POSCO Research Institute	N/A	N/A	Straight-line method
Seung Kwang Co., Ltd.	Gross average method	Gross average method	Straight-line method, declining-balance method
POS-AC Co., Ltd.	Gross average method	N/A	Straight-line method, declining-balance method
Changwon Specialty Steel Co., Ltd.	Gross average method, moving average method	Moving average method	Straight-line method
POSCO Machinery Co., Ltd.	Gross average method	Moving average method	Straight-line method
POSTECH Venture Capital Co., Ltd.	Moving average method	N/A	Declining-balance method
POSCO Refractories & Environment (POSREC)	Moving average method	First-in, First-out, moving average method	Straight-line method, declining-balance method
POSCO America Corp. (POSAM)	N/A	Moving average method	Straight-line method
POSCO Australia Pty. Ltd. (POSA)	Gross average method	Gross average method	Straight-line method
POSCO Canada Ltd. (POSCAN)	N/A	Gross average method	Straight-line method
POSCO Asia Co., Ltd. (POA)	N/A	N/A	Declining-balance method
POSCO International Osaka, Inc. (PIO)	Moving average method	Gross average method	Straight-line method
VSC POSCO Steel Corporation (VPS)	N/A	Moving average method	Straight-line method
DALIAN POSCO — CFM Coasted Steel Co., Ltd.	N/A	Moving average method	Straight-line method
POS-Tianjin Coil Center Co., Ltd.	N/A	Specific identification method, moving average method	Straight-line method
POSMETAL Co., Ltd.	N/A	Moving average method	Straight-line method
Shanghai Real Estate Development Co., Ltd.	N/A	N/A	Straight-line method
IBC Corporation	N/A	Specific identification method	Straight-line method
POSLILAMA Steel Structure Co., Ltd.	N/A	Moving average method	Straight-line method
Zhangjiagang Pohang Stainless Steel Co., Ltd.	N/A	Moving average method	Straight-line method

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation of
	Investment and		property, plant and
Company	marketable securities	Inventories(*)	equipment

SHUNDE Pohang Coated Steel Co., Ltd.	N/A	Moving average method	Straight-line method
POS-THAI Service Steel Center Co., Ltd.	N/A	Moving average method	Straight-line method
Qingdao Pohang Stainless Steel Co., Ltd.	N/A	Moving average method	Straight-line method
Myanmar-POSCO Co., Ltd.	N/A	Moving average method	Straight-line method
Zhangjiagang POSHA Steel Port Co., Ltd.	N/A	Moving average method	Straight-line method
POSCO Investment Co., Ltd.	N/A	N/A	Straight-line method

(*)	Specific identification method is used for goods in-transit.

3.     Cash and Cash Equivalents and Financial Instruments:

      Cash and cash equivalents, short-term and long-term financial instruments as of December 31, 2001 and 2002 consist of the following:

	Annual interest
	rates (%)	Millions of Korean Won

	2002	2001	2002

Cash and cash equivalents
Cash on hand	—	W601	W8
Bank deposits	0.50 - 4.00	5,711	9,079
Corporate bank deposits	0.50 - 4.00	15,860	6,060
Checking account	—	2,401	3,397
Time deposits in foreign currency and others	0.00 - 5.00	263,964	118,658
Maintained by overseas affiliates	0.00 - 2.75	118,572	130,178

		W407,109	W267,380

Short-term financial instruments
Time deposits	4.40 - 6.30	W128,919	W171,643
Installment accounts	5.00 - 8.50	4,964	6,887
Time deposits in foreign currency	1.30 - 1.80	148,921	199
Money in trust	5.20 - 5.80	104,670	46,979
Others	0.50 - 6.30	36,750	32,005
Maintained by overseas affiliates	1.18 - 1.30	—	419

		W424,224	W258,132

Long-term financial instruments
Installment accounts	5.10 - 8.50	W3,194	W6,898
Guarantee deposits for opening account	—	117	120
Time deposits in foreign currency and others	1.10 - 6.20	31,400	13,556

		W34,711	W20,574

      As of December 31 2002, the Company’s financial assets amounting to W14,953 million are pledged as collateral and, accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include cash and cash equivalents amounting to W3,000 million in relation to performance guarantee deposits, short-term financial instruments amounting to W11,833 million in relation to

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

borrowings and others, and long-term financial instruments amounting to W120 million in relation to collateral deposits for opening checking accounts (see Note 12).

4.     Marketable Securities:

      Marketable securities as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Beneficiary certificates(*)	W526,084	W1,192,204
Government and public bonds	4,319	5,468
Corporate bonds	—	5,004

	W530,403	W1,202,676

(*)	Beneficiary certificates mainly consist of money market fund.

5.     Accounts and Notes Receivable and Others:

      Accounts and notes receivable and their allowance for doubtful accounts and others as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Trade accounts and notes receivable	W1,504,956	W1,762,701
Less: Allowance for doubtful accounts	(24,637)	(22,834)
Present value discount	(408)	(262)

	W1,479,911	W1,739,605

Other accounts and notes receivable	W108,261	W125,480
Less: Allowance for doubtful accounts(*)	(2,406)	(52,741)
Present value discount	(62)	—

	W105,793	W72,739

Long-term loans	W89,378	W117,429
Less: Allowance for doubtful accounts	(3,121)	(49)
Present value discount	(150)	(120)

	W86,107	W117,260

Long-term trade accounts and notes receivable	W86,200	W69,203
Less: Allowance for doubtful accounts	(13,367)	(5,737)
Present value discount	(21,523)	(18,603)

	W51,310	W44,863

(*)	The litigation in relation to a severance payment was decided in favor of the Company in August 2001. As a result, the Company recorded other receivables amounting to W42,267 million and allowances for bad debts amounting to W40,011 million for receivable with uncertain collectibility.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002, trade accounts and notes receivable and others amounting to W124,191 million are pledged as collateral for various borrowings from financial institutions (see Note 12).

      Accounts stated at present value under rescheduled payment and long-term deferred payment are as follows:

		Millions of Korean Won

			Present value		Maturity	Discount rate
Accounts	Company	Face value	discount	Book value	(year)	(%)

Long-term deferred payment:
Long-term loans	Employees	W216	W51	W165	2017	7.54
	Others	260	69	191	2006	8.42

		476	120	356

Rescheduled payment:
Long-term trade accounts and notes receivable	Hanbo Iron and Steel Co., Ltd.	3,061	1,057	2,004	2018	8.00 - 10.45
	BNG Steel Co., Ltd.	54,500	17,017	37,483	2009	8.62
	Jindo Corp. and others	3,930	791	3,139	2004 - 2014	7.54 - 9.95

		61,491	18,865	42,626

Other long-term assets (Note 10)	Dong Sung Construction Co., Ltd.	369	59	310	2018	7.54
Less: Current portion		(3,624)	(262)	(3,362)

		W58,712	W18,782	W39,930

      The Company recorded discounts on accounts receivable using the Company’s weighted average borrowing rate incurred as of the nearest date of the Company’s period end.

6.     Inventories:

      Inventories as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Finished goods	W376,453	W312,915
By-products	4,669	2,309
Semi-finished goods	330,189	390,827
Raw materials	657,072	637,456
Materials in-transit	307,526	269,744
Others	61,342	58,195

	W1,737,251	W1,671,446

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Investment Securities:

      Investment securities as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Marketable equity securities(*)	W1,902,747	W1,619,928
Non-marketable equity securities(*)	607,041	605,145
Equity method investments	193,198	163,012
Debt security investments	225,272	128,203
Others	32,191	29,524

	W2,960,449	W2,545,812

(*)	Excludes equity method securities.

Marketable Equity Securities

      Investments in marketable equity securities as of December 31, 2001 and 2002 are as follows:

			Millions of Korean Won

	2002		2001	2002

	Number of	Percentage of	Book	Acquisition	Fair market
	shares	ownership (%)	value	cost	value	Book value

Hanil Iron Steel Co., Ltd.	307,631	9.95	W2,769	W4,020	W3,692	W3,692
MoonBae Steel Co., Ltd.	369,876	9.02	1,387	3,588	1,219	1,219
Chohung Bank	135,394	0.03	560	3,757	555	555
Hana Bank	4,617,600	2.34	75,036	29,998	75,267	75,267
SK Telecom	5,794,924	6.50	1,553,040	1,657,348	1,327,037	1,327,037
Samjung Packing & Aluminum Co., Ltd.	270,000	9.00	2,295	2,714	2,295	2,295
DongYang Steel Pipe Co., Ltd.	1,564,250	2.48	1,705	3,911	579	579
Nippon Steel Corporation	147,876,000	2.17	261,871	285,103	208,193	208,193
Others			4,084	1,423	1,091	1,091

			W1,902,747	W1,991,862	W1,619,928	W1,619,928

      Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for in the capital adjustments account.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-marketable Equity Securities

      Investments in non-marketable equity securities as of December 31, 2001 and 2002 are as follows:

	2002		Millions of Korean Won

			2001	2002
		Percentage of
	Number of	ownership		Acquisition	Net asset
	shares	(%)	Book value	cost	value(a)	Book value

Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	W8,930	W8,930	W3,768	W8,930
Kihyup Corporation	600,000	10.34	3,000	3,000	3,370	3,000
SK IMT	7,200,000	12.00	192,002	192,002	198,511	192,002
The Siam United Steel	9,000,000	10.00	26,640	26,640	4,115	26,640
Powercomm	7,500,000	5.00	246,000	246,000	40,705	246,000
ARAB Co. for Special Steel(b)	N/A	8.93	8,561	8,561	6,394	8,561
New Airport Highway Co., Ltd.	6,018,012	6.93	30,090	30,090	26,925	30,090
Inchon Int’l. Airport Railroad	6,104,904	11.26	12,100	30,525	29,787	30,525
Cenix(d)	1,460,344	5.76	12,829	12,829	1,105	1,509
PT-POSNESIA Stainless Steel Industry(c)	29,610,000	70.00	9,474	9,474	10,427	9,474
POSVINA Co., Ltd.(b, c)	N/A	50.00	1,527	1,527	3,162	1,527
POSEC-HAWAII Inc.(c, d)	18,100	90.94	18,878	18,879	8,777	8,617
POSCO Qingdao Coil Center(b, c)	N/A	95.31	—	1,744	1,601	1,680
Others(b, c, d)			37,010	43,199	41,520	36,590

			W607,041	W633,400	W380,167	W605,145

(a)	The net asset value of the non-marketable equity securities is applied based on the non-marketable companies’ most recent available financial information, which have not been audited as of December 31, 2002.

(b)	No shares have been issued in accordance with the local laws or regulations.

(c)	The investments in PT-POSNESIA Stainless Steel Industry and POSEC-HAWAII Inc., whose operations have been suspended for more than one year, was excluded from the equity method of accounting. Investments in POSVINA Co., Ltd., MIDUS Information Technologies Co., Ltd., and POSCO-Qingdao Coil Center, whose total assets as of December 31, 2002 are less than W7,000 million, are stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea, where the amount of difference had the investments been recorded using the equity method is not significant.

(d)	Declines in net asset value of Cenix and other non-marketable equity securities anticipated to be permanent, amounting to W27,041 million, were recorded for the year ended December 31, 2002.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity Method Investments

      Details of equity method investees are as follows:

	2002		Millions of Korean Won

			2001	2002
		Percentage of
		ownership		Acquisition	Fair market
	Number of shares	(%)(a)	Book value	cost	value	Book value

POSVEN(d)			W —	W66,876	W—	W—
Korea Daily News(b)			23,718	19,999	13,023	13,750
eNtoB Corporation	720,000	21.57	2,704	3,700	2,355	2,579
KOBRASCO(f)	2,010,719,185	50.00	13,292	32,950	—	—
Fujiura Butsuryu Center Co., Ltd.(b)	600	28.59	636	632	531	553
USS-POSCO Industries(c)	N/A	49.99	124,832	234,293	119,954	119,979
Suzhou Dongshin Color Metal Sheet Co., Ltd.(c)	N/A	28.59	2,783	2,547	3,486	3,606
POSCHROME	21,675	25.00	3,127	4,859	4,649	4,379
Shunde Xingpu Steel Center Co., Ltd.(c)	N/A	20.51	2,664	1,852	3,086	2,992
POS-HYUNDAI STEEL	6,919,396	28.58	1,243	3,136	1,379	1,379
POSCO Bioventures L.P.(c)	N/A	79.98	—	10,292	8,014	10,020
MSPI	2,972	35.40	—	1,466	582	1,467
POS-MMIT	4,200,000	30.00	—	2,308	2,225	2,308
POSREC(e)	—	—	18,199	—	—	—

			W193,198	W384,910	W159,284	W163,012

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	Due to the delay in closing and settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which have not been audited as of December 31, 2002.

(c)	No shares have been issued in accordance with the local laws or regulations.

(d)	In accordance with a resolution during the general meeting of shareholders on December 22, 2002, the liquidation of POSVEN was determined, and accordingly, POSVEN was excluded from the consolidated financial statements. In addition, the equity method of accounting has been suspended due to its negative equity resulting from the accumulated deficit for the current year. However, unrecognized loss arising form the discontinuation of the equity method is recorded as allowance for doubtful accounts (see Note 16).

(e)	Due to the acquisition of significant influence by purchasing additional shares during the current year, POSREC was included in the consolidation.

(f)	Equity method is not applied to KOBRASCO due to its negative net asset value as of December 31, 2002. Unrecognized loss arising from the discontinuation of the equity method amount to W8,951 million.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The details of equity method valuation are as follows:

	Millions of Korean Won

		Valuation			Valuation
	2001	gain or loss	Other	2001	gain or loss	Other	2002
	Beginning	using equity	increase or	Ending	using equity	increase or	Ending
	balance	method	decrease(*)	balance	method	decrease(*)	balance

POSVEN	W—	W—	W—	W—	W(134,501)	W134,501	W—
Korea Daily News	37,726	(16,549)	2,541	23,718	(3,415)	(6,553)	13,750
eNtoB Corporation	3,508	(804)	—	2,704	(225)	100	2,579
KOBRASCO	—	(1,162)	14,454	13,292	(15,827)	2,535	—
Fujiura Butsuryu Center Co., Ltd.	737	(44)	(57)	636	(84)	1	553
USS-POSCO Industries	126,467	(8,079)	6,444	124,832	22,678	(27,531)	119,979
Suzhou Dongshin Color Metal Sheet Co., Ltd.	2,078	584	121	2,783	1,127	(304)	3,606
POSCHROME	3,688	639	(1,200)	3,127	922	330	4,379
Shunde Xingpu Steel Center Co., Ltd.	2,477	50	137	2,664	608	(280)	2,992
POS-HYUNDAI STEEL	1,126	108	9	1,243	232	(96)	1,379
POSCO Bioventures L.P.	—	—	—	—	(284)	10,304	10,020
MSPI	—	—	—	—	—	1,467	1,467
POS-MMIT	—	—	—	—	—	2,308	2,308
POSREC	—	1,296	16,903	18,199	—	(18,199)	—

Total	W177,807	W(23,961)	W39,352	W193,198	W(128,769)	W98,583	W163,012

(*)	Other increase or decrease represent fluctuation of investment securities due to acquisition (disposition) in the current period, dividend received, valuation gain or loss on investment securities, changes in retained earnings and others.

      Details on the elimination of unrealized gain or loss are as follows:

	Millions of Korean Won

	2001			2002

		Tangible and			Tangible and
	Current	intangible		Current	intangible
	assets	assets	Total	assets	assets	Total

eNtoB Corporation	W3	W—	W3	W11	W—	W11
KOBRASCO	1,236	—	1,236	—	—	—
Fujiura Butsuryu Center Co., Ltd.	12	—	12	6	—	6
Suzhou Dongshin Color Metal Sheet Co., Ltd.	50	—	50	—	—	—
POSCHROME	228	—	228	93	—	93

	W1,529	W—	W1,529	W110	W—	W110

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Security Investments

      Investments in debt securities as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Government and municipal bonds	W11,406	W11,486
Bonds of financial institutions	213,866	116,717

	W225,272	W128,203

      The Company provided certain financial bonds, amounting to W31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area (see Note 12).

      Other investments as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

	Book value	Acquisition cost	Book value

Investments in capital
Stock Market Stabilization Fund(*)	W7,775	W6,153	W4,343
Contractor Financial Fund	12,167	12,472	12,472
POSTEC Venture Fund 2 and others	12,249	12,709	12,709

	W32,191	W31,334	W29,524

(*)	Due to the recovery of an impairment on its investments, the Company recorded a gain on investments amounting to W758 million for the year ended December 31, 2002.

      POSCO transferred its existing 25.26 percent of Shinsegi Telecomm’s stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm’s stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. POSCO received 5,795 thousand shares, or 6.5 percent, of SK Telecom’s stock in return on April 27, 2000. POSCO’s accounting policy is to use average cost basis to compute the gain and loss on sales of securities. POSCO acquired its initial shares in Shinsegi Telecomm in 1994. The application of the average cost basis on this transaction resulted in a gain on disposal of investments (extraordinary income)of W952,644 million, computed based on the market price of SK Telecom’s stock as of the transaction closing date. Prior to the above transaction, under an investment agreement, POSCO acquired 23.527 percent of Shinsegi Telecomm’s stock from Kolon Group on December 20, 1999 and sold it to SK Telecom on December 21, 1999, which resulted in a gain on disposal of investments of approximately W500.9 billion, based on the average cost of all shares held as of that date.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Property, Plant and Equipment:

      Property, plant and equipment as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Buildings and structures	W4,662,782	W4,751,118
Machinery and equipment	17,310,023	17,863,238
Tools	243,398	299,925
Vehicles	150,636	150,986
Furniture and fixtures	185,046	165,045

	22,551,885	23,230,312
Less: Accumulated depreciation	(14,745,442)	(15,698,572)
Less: Accumulated impairment	(2,786)	(2,786)

	7,803,657	7,528,954

Land	1,263,404	1,250,850
Less: Accumulated impairment	(565)	(565)

	1,262,839	1,250,285

Construction in progress	1,634,451	1,785,348
Less: Accumulated impairment	(100,181)	(240,014)

	1,534,270	1,545,334

	W10,600,766	W10,324,573

      The value of land based on the posted price issued by the Korean tax authority amounted to W2,687,951 million and W2,657,498 million as of December 31, 2001 and 2002, respectively.

      As of December 31, 2001 and 2002, property, plant and equipment are insured against fire and other casualty losses up to W4,562,308 million and W4,538,778 million, respectively. In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

      In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of its property, plant and equipment by W4,008 billion as of December 31, 1989 and December 31, 2000, respectively. The revaluation surplus, net of related tax and transfers to retained earnings amounting to W788 billion, were credited to capital surplus, a component of shareholders’ equity (see Note 17).

      Construction in-progress included in property, plant and equipment includes capital investments in Kwangyang No. 2 Minimill. By a resolution of the Board of Directors at a meeting held in May 1998, the construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia Pacific region. The Company recognized impairment loss on capital investment in Kwangyang No. 2 Minimill amounting to W53,951 million and W139,833 million for the years ended December 31, 2001 and 2002, respectively.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Intangible Assets:

      Intangible assets, net of accumulated amortization, as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Goodwill	W11,658	W1,316
Intellectual property rights	328	266
Port facilities usage rights	148,911	134,209
Organization costs	9,396	2,609
Development costs	27,004	44,991
Internally used software	197,624	189,829
Land usage rights	45,852	42,017
Others	49,935	59,575

	W490,708	W474,812

      Port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan.

      Details of intangible assets for the years ended December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Beginning balance(*)	W454,108	W491,045
Increase	97,547	96,676
Decrease	60,947	112,909

Ending balance	W490,708	W474,812

(*)	In addition, due to inclusion of POSREC in the consolidated financial statements during the current year, other intangible assets amounting to W337 million are included in the beginning balance of intangible assets for the year ended December 31, 2002.

      As of December 31, 2001 and 2002, accumulated amortization of intangible assets amounts to W446,054 million and W535,479 million, respectively.

      The Company expensed research and development costs amounting to W199,790 million and W202,102 million for the years ended December 31, 2001 and 2002, respectively. For the years ended December 31, 2001 and 2002, the company recorded research and development costs as cost of goods sold amounting to W169,132 million and W161,475 million, respectively, and selling and administrative expenses, amounting to W30,658 million and W40,627 million, respectively.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Other Assets:

      Other assets as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Other current assets
Short-term loans	W111,118	W37,456
Accrued income	91,359	41,548
Advance payments	44,115	59,472
Prepaid expenses	13,227	7,746
Others	16,626	42,003
Less: Allowance for doubtful accounts	(200)	(2,726)

	W276,245	W185,499

Other long-term assets
Group severance insurance deposits	W479	W—
Others (Note 16)	98,902	311,748
Less: Allowance for doubtful accounts(*)	(315)	(237,447)
Present value discount	(11,952)	(59)

	W87,114	W74,242

(*)	The significant increase in allowance for doubtful accounts in 2002 is due to the payments made by the Company on behalf of POSVEN (see Note 16).

11.	Short-term Borrowings and Current Portion of Long-term Debt:

      Short-term borrowings as of December 31, 2001 and 2002 consist of the following:

	Annual interest
	rate (%)	Millions of Korean Won

Financial institutions	2002	2001	2002

Won currency borrowings:
Korea Development Bank and others	4.13 - 6.14	W41,440	W84,442

Foreign currency borrowings:
Thai Farmers Bank	7.25	734	211
Bank of America and others	0.60 - 8.00	675,880	503,302
	LIBOR + 0.50 - 1.10

		676,614	503,513

		W718,054	W587,955

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Current portion of long-term debt as of December 31, 2001 and 2002 consist of the following:

	Annual interest
	rate (%)	Millions of Korean Won

Financial institutions	2002	2001	2002

Debentures:
Domestic and foreign debentures	0.54 - 9.00	W1,201,811	W1,255,671
Less: Discount on debentures issued		(2,834)	(4,321)

		1,198,977	1,251,350
Won currency borrowings:
Korea Development Bank and others	1.00 - 9.90	1,816	2,052
Foreign currency borrowings:
Citibank and others	0.96 - 8.28	202,826	65,157
	LIBOR + 0.60 - 0.80
Lease payment:
IBM Korea and others	5.90	1,750	972

		W1,405,369	W1,319,531

      Certain current assets, investments and property, plant and equipment are pledged as collateral for the above borrowings (see Notes 3, 5 and 12).

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Long-term Debt:

      Long-term borrowings as of December 31, 2001 and 2002 are as follows:

	Annual interest
	rate (%)		Millions of Korean Won

Financial institutions	2002	Maturity	2001	2002

Won currency borrowings:
Shinhan Bank	4.25 - 5.50	2007 - 2010	W1,153	W4,382
Korea Development Bank	1.00 - 9.90	2003 - 2008	4,117	5,139
Korea Exchange Bank	5.53	2010	2,008	2,497
Others	3.00 - 9.90	2003 - 2019	1,032	712
Less: Current portion			(1,816)	(2,052)

			6,494	10,678

Foreign currency borrowings:
Citibank (US$)	LIBOR + 0.6	2004	464,135	180,060
Sumitomo Bank (US$ and EUR)	LIBOR + 0.8	2010	81,129	69,677
Commerzbank and others (US$, JPY and EUR)	2.00 - 6.97	2004 - 2007	80,291	49,699
Bank of China (CNY)	LIBOR + 0.85	2003 - 2006	49,712	28,509
I.B.J. (JPY)	3.03 - 4.90	2004 - 2005	48,270	33,162
Hanmi Bank (JPY)	1.61	2005	—	19,944
Development Bank of Japan (JPY)	4.60	2009	15,504	13,613
	0.75 - 8.28,
Others (US$, JPY and EUR)	LIBOR + 0.6 - 0.625	2003 - 2006	163,741	80,264

			902,782	474,928
Less: Current portion			(202,826)	(65,157)

			699,956	409,771

Debentures:
Domestic debentures	5.00 - 9.00	2003 - 2007	2,576,000	2,266,010
Yankee bonds	6.63 - 7.38	2003 - 2006	1,377,233	972,224
Samurai bonds	1.44 - 1.84	2003 - 2006	807,520	810,296
Others	0.54	2004	1,009	1,013

			4,761,762	4,049,543
Less: Current portion			(1,201,811)	(1,255,671)
Discount on debentures issued			(30,945)	(20,306)

			3,529,006	2,773,566

			W4,235,456	W3,194,015

      Certain current assets, investments, and property, plant and equipment are pledged as collateral for the above borrowings (see Notes 3, 5, 8 and 16).

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Contractual maturities of long-term debt outstanding as of December 31, 2002 are as follows:

	Millions of Korean Won

		Local currency	Foreign currency
Year	Debentures	borrowings	borrowings	Total

2003	W1,255,671	W2,052	W65,157	W1,322,880
2004	789,750	1,558	236,788	1,028,096
2005	987,958	3,014	96,200	1,087,172
2006	1,016,164	1,745	21,336	1,039,245
2007	—	4,239	21,747	25,986
Thereafter	—	122	33,700	33,822

	W4,049,543	W12,730	W474,928	W4,537,201

      Details of assets pledged as collateral for short-term and long-term borrowings as December 31, 2001 and 2002 are as follows:

		Millions of Korean Won

	Financial institutions	2001	2002

Land	Shinhan Bank and others	W 32,842	W 43,261
Buildings and structures	Kookmin Bank and others	16,440	25,710
Machinery and equipment	Industrial and Commercial
	Bank of China and others	48,376	67,061
Cash and cash equivalents(*)	Woori Bank and others	38,951	6,355
Trade accounts and notes receivable	Comerica Bank and others	123,970	124,191
Others(**)	Korea Development Bank
	and others	—	41,142

		W260,579	W307,720

(*)	Includes short-term and long-term financial instruments provided as collateral.

(**)	The Company provided financial bonds of Industrial Bank of Korea, amounting to W31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area (see Note 7).

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Details of loans from foreign financial institutions covered by guarantees provided by financial institutions as December 31, 2001 and 2002 are as follows:

	Amount guaranteed

	2001		2002

Financial institutions	Foreign currency	Won equivalent	Foreign currency	Won equivalent

		(In Millions)		(In Millions)
Korea Development Bank	US$ 2,021,582	W 2,681	US$ 695,761	W 835
	JPY470,220,000	4,746	JPY161,834,050	1,639
	EUR 9,055,039	10,618	EUR 8,502,876	10,691

		18,045		13,165

Korea Exchange Bank	JPY246,090,961	2,484	—	—
	US$ 1,058,001	1,403	—	—

		3,887		—

		W 21,932		W 13,165

13.     Capital Lease and Operating Lease Agreement:

Capital Lease

      As of December 31, 2002, the Company acquired certain tools and equipment under capital lease agreements, with acquisition cost amounting to W6,143 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms.

      The Company’s depreciation expenses, with respect to above lease agreement, for the year ended December 31, 2002 amounted to W1,536 million.

      Future minimum lease payments under capital lease agreements amounting to W972 million, net of interest amounting to W20 million, will be fully paid in 2003 at its maturity.

Operating Lease

      As of December 31, 2002, the Company acquired certain tools and equipment under operating lease agreements from Macquarie IT KOREA Lease Company and others. Future lease payments under the above lease agreements are as follows:

Millions of
Korean Won

2003	W24,649
2004	14,556
2005	5,831
2006	235
2007	235
Thereafter	257

W45,763

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Accrued Severance Benefits:

      Details of accrued severance benefits for the year ended December 31, 2002 are as follows:

	Millions of Korean Won

	Accrued	National Pension	Group severance
	severance benefits	Fund	insurance deposits	Total

Beginning balance(*)	W150,257	W(2,268)	W (78,539)	W 69,450
Increase	119,337	(1)	(76,961)	42,375
Decease	14,469	(152)	(5,964)	8,353

Ending balance	W255,125	W(2,117)	W(149,536)	W103,472

(*)	In addition, due to the inclusion of POSREC in the consolidated financial statements during the current year, the beginning balance of accrued severance benefits, net of National Pension Fund and group severance insurance deposits, amounting to W605 million are included in the beginning balance of the consolidated financial statements for the year ended December 31, 2002.

15.     Other Liabilities:

      Other liabilities as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Other current liabilities
Advances received	W156,248	W230,273
Unearned revenue	1,452	2,226
Others	29,258	27,877

	W186,958	W260,376

Other long-term liabilities
Reserve for allowance	10,093	12,068
Others	83,695	91,811

	W 93,788	W103,879

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Commitments and Contingencies:

      As of December 31, 2001 and 2002, contingent liabilities for outstanding guarantees provided between the related companies for the repayment of loans of affiliated companies are as follows:

				2002
			2001
	Entity being			Amount
Grantors	guaranteed	Financial institutions	Won equivalent	guaranteed		Won equivalent

			(In Millions)	(In U.S. Dollars		(In Millions)
				and in Millions of
				Korean Won)
POSCO	KOBRASCO	Citibank and others	W53,044	US$	13,333,333	W16,005
	VPS	Credit Lyonnais	4,355		2,463,709	2,957
	POSAM	Bank of America	99,458		35,000,000	42,014
	POS-HYUNDAI STEEL	India Development Bank and others	649		242,043	291
	POS-Investment	Sumitomo Bank and others	94,731		55,177,826	66,235
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China	29,729		22,418,649	26,911
	Changwon Specialty Steel Co., Ltd.	—	773		—	—
	POSVEN	—	35,274		—	—
POSCO E & C	IBC Corporation	Shinhan Bank and others	91,448		72,309,000	86,800
	Shanghai Real Estate Development Co., Ltd.	Korea Development Bank	70,450		46,000,000	55,218
	POSLILAMA Steel Structure Co., Ltd.	Korea Development Bank	1,652		2,000,000	2,401
POSTEEL	Suzhou Dongshin Color Metal Sheet Co., Ltd.	Woori Bank	—		W6,902	6,902
	PIO	Korea Exchange Bank and others	27,142		50,644	50,644
	POS-Tianjin Coil Center Co., Ltd.	Shinhan Bank	7,050		6,362	6,362
	CCL	—	921		—	—
	POS-HYUNDAI STEEL	Industrial Development Bank of India	870		1,125	1,125
	POS-THAI Service Steel Center Co., Ltd.	Hana Bank	4,284		7,751	7,751
POSCO Investment Co., Ltd.	SHUNDE Pohang Coated Steel Co., Ltd.	Industrial & Commercial Bank of China	—	US$	15,000,000	18,006
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BOA	—		5,000,000	6,002

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				2002
			2001
	Entity being			Amount
Grantors	guaranteed	Financial institutions	Won equivalent	guaranteed		Won equivalent

			(In Millions)	(In U.S. Dollars		(In Millions)
				and in Millions of
				Korean Won)
PIO	Fujiura Butsuryu Center Co., Ltd.	Korea Exchange Bank and others	7,191		W7,048	7,048
	POSMETAL Co., Ltd.	—	303		—	—
POA	Suzhou Dongshin Color Metal Sheet Co., Ltd.	—	1,326		—	—

			W530,650	US $	268,944,560	W402,672

					W79,832

      As of December 31, 2002, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount
Grantors	Entity being guaranteed	Financial institutions	guaranteed		Won equivalent

			(In U.S. Dollars		(In Millions)
			and in Millions of
			Korean Won)
POSCO	Dae Kyeong Special	Korea Development	US$	3,249,470	W8,304
	Steel Co., Ltd.	Bank		W4,403
	DC Chemical Co., Ltd.	LG-Caltex Gas		W2,242	2,242
	S U S	J-EXIM	US$	12,045,750	14,460
POSCO E & C	Keumseki Distribution Co., Ltd.	Hansol Mutual Savings Bank and others		W45,000	45,000
	Desan Enterprise	Samsung Life Insurance Company		39,000	39,000
	Handok ic Card Co., Ltd. and others	Chohung Bank and others		50,066	50,066

			US$	15,295,220	W159,072

				W140,711

      As of December 31, 2002, the Company has provided seventeen blank promissory notes and others to the Bank of China and other financial institutions as collateral for outstanding loans.

      The Company is named as a defendant in various domestic and foreign legal actions arising from the normal course of business. The aggregate amounts of domestic and foreign claims with the Company as the defendant amounted to approximately W107,875 million and US$14,733,587 (one claim with an unsettled amount as of December 31, 2002) in fifteen cases, respectively, which are pending as of December 31, 2002. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

      The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of December 31, 2002, 165 million tons of iron ore and 33 million tons of coal remained to be purchased under such long-term contracts.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      POSCO E & C provides guarantees for the performance of construction contracts to Samsung Corporation and other companies amounting to W942,859 million, and Samsung Corporation and other five companies provide guarantees for the performance of construction contracts and payment for borrowings to POSCO amounting to W484,287 million.

      In addition, POSCO E & C entered into an agreement with Arabia Corporation (“ARCO”) to build a plant. However, due to the disputes over technical issues the issuance of Performance Acceptance Certificate and Final Acceptance Certificate are being delayed by ARCO. Accordingly, the payment is also being delayed by ARCO and the dispute between POSCO E & C and ARCO, with respect to settlement of final payment, was submitted to the international arbitration committee and is pending as of December 31, 2002. In relation to the performance guarantees for the construction contracts, P-Bond deposits amounting to W16,444 million was deposited in the Bank of New York, and the safeguarding of this deposit is being requested to the arbitration committee. However, due to the uncertain collectibility, the Company recorded related receivables and P-Bond deposits amounting to W26,078 million, net of performance reserve, as an allowance for doubtful accounts.

      As of December 31, 2002, Pohang Coated Steel Co., Ltd., POSDATA Co., Ltd. and POSCO Machinery & Engineering Co., Ltd., have outstanding balances of discounted notes amounting to W10,037 million, W7,882 million and W5,808 million, respectively, and POSCO E & C has an outstanding balance of endorsed notes amounting to W45,000 million. Additionally, as of December 31, 2002, Posteel Co., Ltd. has an unsettled delivery acceptance balance in relation to exports amounting to US$21,006,469 and delivery payments amounting to JPY174,848,475 and US$581,502.

      For the year ended December 31, 2002, the Company paid a tax penalty amounting to W29,908 million in connection with the timing of an interim settlement for severance benefits payment during the prior year. Also, the Company paid value-added tax amounting to W3,065 million in relation to Kwangyang Community Center, a contributed building, which will be used by the Company for a certain period of time, with the title being transferred to the other party. These payments were recorded as other current assets. As of December 31, 2002, the Company has appealed to the National Tax Tribunal for tax refunds totaling W32,973 million that has been paid by the Company.

      The Company paid US$159,600,000 on behalf of POSVEN on June 19, 2001, an affiliate, which is 58.63% owned by the Company. This payment represented 58.63% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagreed as to which company is responsible for the payment of the US$53,200,000 amount due. In the meantime, both companies agreed that each would pay half of the amount until the dispute is resolved. The Company, therefore, made a payment of US$26,600,000. Should the dispute be resolved in Raytheon’s favor, the Company may be required to reimburse Raytheon for its US$26,600,000 debt payment made on behalf of POSVEN. In addition, should the dispute be resolved in Raytheon’s favor, each shareholder of POSVEN, including the Company, will be required to proportionally take over 10% of equity owned by Raytheon, which amounts to US$11,200,000 as of December 31, 2002.

      In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was approved. Accordingly, the payment amounting to W236,858 million (US$186,200,000) made on behalf of POSVEN and recorded as other investment, is fully reserved as part of allowance for doubtful accounts as of December 31, 2002. For the year ended December 31, 2002, in relation to receivables from POSVEN, other bad debt expense and valuation loss using the equity method of accounting for investment securities amounted to W132,904 million and W134,501 million, respectively.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      POSCO has guaranteed usage of bulk carriers with Keo Yang Shipping Co., Ltd. in order to ensure transportation of raw materials through 2010.

      In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

17.     Capital Surplus:

      Capital surplus as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Revaluation surplus	W3,240,018	W3,220,275
Additional paid-in capital	463,825	463,825
Others	155,186	113,637

	W3,859,029	W3,797,737

18.     Retained Earnings:

      Retained earnings as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Appropriated
Legal reserve	W 241,202	W 241,201
Other legal reserve	654,867	746,667
Voluntary reserve	6,020,323	7,181,845
Unappropriated	49,797	49,786

	W6,966,189	W8,219,499

     Legal Reserve

      The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

     Other Legal Reserve

      Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

     Voluntary Reserve

      The Company appropriates a certain portion of retained earnings, such as reserve for business rationalization, reserve for business expansion and appropriated retained earnings for dividends, pursuant to a shareholder resolution, as a voluntary reserve. This reserve may be transferred to unappropriated retained earnings by the resolution of shareholders, and may be distributed as dividends after its reversal.

     Additional Losses of Minority Interest

      Accumulated deficit of POSLILAMA Steel Structure Co., Ltd., an affiliate included in the consolidated financial statements, resulted in losses in excess of minority interest amounting to W2,321 million, W2,037 million and W2,495 million, for the years ended December 31, 2000, 2001 and 2002, respectively. The additional losses are deducted from the consolidated retained earnings to be charged to the controlling company. The Company plans to add any profits resulting from POSLILAMA Steel Structure Co., Ltd. to the controlling company’s equity until it recovers the amount of loss in excess of minority interest.

19.     Dividends:

      Details of dividends for the years ended December 31, 2000, 2001 and 2002 are as follows:

     Interim dividends (ex-dividend date: June 30, 2000, 2001 and 2002)

	2000	2001	2002

Number of shares	83,648,929	81,601,759	81,683,875
Dividend ratio	10%	10%	10%
Dividend amount (in millions of Korean Won)	W41,824	W40,800	W40,842

Year-end cash dividends (ex-dividend date: December 31, 2000, 2001 and 2002)

	2000	2001	2002

Number of shares	81,439,955	81,623,759	81,738,519
Dividend ratio	40%	40%	60%
Dividend amount (in millions of Korean Won)	W162,880	W163,248	W245,216

      Details of the dividend payout ratio and dividend yield ratio are as follows:

	2000	2001	2002

Dividend payout ratio	12.53%	24.13%	26.26%
Dividend yield ratio	3.27%	2.05%	2.85%

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.     Capital Adjustments:

      Capital adjustments as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Treasury stock	W(1,185,404)	W(915,995)
Valuation gain on investment securities	(79,172)	(386,347)
Cumulative foreign currency translation adjustment	138,920	97,968
Others (Note 22)	652	—

	W(1,125,004)	W(1,204,374)

      For the stabilization of the stock price, retirement of stock and completion of privatization, the Company holds 8,221,266 shares of its own common stock amounting to W824,852 million and 822,010 shares of specified money in trust amounting to W91,143 million as of December 31, 2002. The treasury is carried at acquisition cost.

      POSCO retired 2,891,140 and 2,807,690 shares of treasury stock with the approval of the Board of Directors on August 25, 2001 and November 20, 2002, respectively.

      The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code as of December 31, 2002. In addition, the Company sold 634 thousand shares of treasury stock to the employee stock ownership association and the difference between the fair value and the sales proceeds amounting to W40,168 million was expenses.

      Details of treasury stock for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Million of Korean Won except for shares in thousand

	2000		2001		2002

	Shares	Amount	Shares	Amount	Shares	Amount

Beginning balance	5,098	W473,951	15,042	W1,470,903	11,966	W1,185,404
Increase (decrease), net	9,944	996,952	(3,076)	(285,499)	(2,923)	(269,409)

Ending balance	15,042	W1,470,903	11,966	W1,185,404	9,043	W915,995

21.     Stock Option Plan:

      POSCO granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant

Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002
Exercise price	W98,400 per share	W135,800 per share	W115,600 per share
Number of shares	488,000 shares	60,000 shares	22,000 shares
Cancelled option	10,000 shares	—	—
Exercise period	July 24, 2003 — July 23, 2008	April 28, 2004 — April 27, 2009	Sept. 19, 2004 — Sept. 18, 2009
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

      POSCO applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation costs are amortized over the vesting period of the stock grants.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The compensation costs for stock options granted to employees and executives recognized for the year ended December 31, 2002 and for the future periods are as follows:

	Millions of Korean Won

	1st Grant	2nd Grant	3rd Grant	Total

2001	W1,790	W—	W—	W1,790
2002	6,477	—	20	6,497
2003	3,200	—	119	3,319

	W11,467	W—	W139	W11,606

      The details of the stock options granted by POSDATA Co., Ltd. as of December 31, 2002 are as follows:

1st Grant

Grant date	April 17, 2002
Exercise price	25,400 per share
Number of shares	138,000 shares
Exercise period	April 18, 2004 — April 17, 2009
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

      No stock compensation expense was recognized by POSDATA Co., Ltd. for the year ended December 31, 2002, since the exercise price was greater than the fair market value on the grant date.

      The assumptions applied by POSCO to estimate the fair value of each option on the date of grant using the Black-Scholes option pricing model are as follows:

	1st Grant	2nd Grant	3rd Grant

Expected volatility	0.65	0.59	0.56
Risk free interest rate	5.56%	6.24%	5.34%
Expected option life	2.00	2.00	2.00
Total compensation cost (in millions of Korean Won)	W223,896	W2,418	W895
Compensation costs per share (in Korean Won)	W32,974	W41,969	W42,366

      The details of pro-forma net income and earnings per share, when the fair market value method is applied on stock option plan using the Black-Scholes option pricing model, are as follows:

	Millions of Korean Won

	2001		2002

	As reported	Pro forma	As reported	Pro forma

Compensation expense	W1,790	W3,477	W6,497	W8,836
Net income	845,679	843,992	1,089,288	1,086,949
Basic and diluted earnings per share (in Korean Won)	10,366	10,346	13,295	13,266

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The details of pro-forma effect on expected compensation cost in 2003 and 2004, when the fair market value method is applied on stock option plan using the Black-Scholes option pricing model, are as follows:

Millions of Korean Won

	1st Grant	2nd Grant	3rd Grant	Total

2003	W4,406	W1,207	W447	W6,060
2004	—	387	320	707

	W4,406	W1,594	W767	W6,767

22.     Derivatives:

      The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2000 and related contracts outstanding as of December 31, 2000 are as follows:

Millions of Korean Won

		Purpose of		Valuation	Valuation	Transaction	Transaction
Company	Type of transaction	transaction	Financial institutions	gains	losses	gains	losses

POSCO	Currency swap	Fair market value hedge	Bank of America and others	W14,966	W49,183	W—	W—
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank	—	—	180	44

				W14,966	W49,183	W180	W44

      The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2001 and related contracts outstanding as of December 31, 2001 are as follows:

				Millions of Korean Won

		Purpose of		Valuation	Valuation	Transaction	Transaction
Company	Type of transaction	transaction	Financial institutions	gains (*)	losses	gains	losses

POSCO	Currency swap	Fair market value hedge	Bank of America and others	W—	W—	W12,462	W—
POSCO	Currency forward	Cash flow hedge or trading	Bank of America and others	652	—	—	20,981
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank	5	25	40	64
Pohang Coated Steel Co., Ltd.	Currency forward	Fair market value hedge	Shinhan Bank	163	510	1,324	—

				W820	W535	W13,826	W21,045

(*)	The valuation gain amounting to W652 million with respect to the currency forward contracts to hedge the fluctuation risk of future cash flows was recorded as a capital adjustment.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2002 and related contracts outstanding as of December 31, 2002 are as follows:

				Millions of Korean Won

		Purpose of		Valuation	Valuation	Transaction	Transaction
Company	Type of transaction	transaction	Financial institutions	gains(*)	losses	gains	losses

POSCO	Currency swap	Fair market value hedge	Citibank and others	W—	W11,775	W—	W—
POSCO	Currency forward	Cash flow hedge or trading	Bank of America and others	—	—	—	2,796
POSCO E & C	Currency forward	Fair market value hedge	Citibank	569	—	1,884	54
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank	—	—	14	6
Pohang Coated Steel Co., Ltd.	Currency forward	Fair market value hedge	Shinhan Bank	—	—	11,236	472
POSCO Refractories & Environment	Currency forward	Fair market value hedge	Korea Development Bank	—	—	26	48

				W569	W11,775	W13,160	W3,376

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.     Selling and Administrative Expenses:

      Selling and administrative expenses for the years ended December 31, 2000, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2000	2001	2002

Transportation and storage	W335,693	W406,182	W404,771
Salaries	83,565	101,889	130,226
Depreciation and amortization	38,492	63,726	72,049
Welfare	37,914	48,906	62,002
Fees and charges	35,274	40,551	53,417
Research and development expenses	23,090	30,658	40,627
Advertising	18,584	23,860	36,886
Sales commissions	17,206	17,515	18,324
Severance benefits	20,096	11,334	16,058
Travel	10,712	13,289	14,822
Rent	6,980	6,608	12,430
Training	5,014	8,047	10,919
Repairs	1,411	5,235	8,149
Taxes and public dues	7,720	9,244	8,072
Sales promotions	3,835	3,953	5,769
Office supplies	4,380	6,528	6,819
Entertainment	4,180	5,153	6,595
Stock compensation expense (Note 21)	—	1,790	6,497
Provision for doubtful accounts	30,072	9,289	6,410
Vehicle expenses	3,474	4,754	5,828
Membership fees	5,249	5,800	5,590
Communications	3,353	3,463	3,767
Subscriptions and printing	2,747	2,916	3,072
Insurance	1,485	1,495	1,844
Utilities	2,004	2,000	1,733
Others	15,573	19,884	24,115

	W718,103	W854,069	W966,791

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.     Donations:

      Donations contributed by the Company for the years ended December 31, 2000, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2000	2001	2002

POSCO Educational Foundation	W39,585	W36,500	W37,800
Pohang University of Science and Technology	300,000	—	3,000
Employees welfare fund	33,000	33,000	—
Support for local community and others	76,262	13,695	9,347

	W448,847	W83,195	W50,147

25.     Income Taxes:

      The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 30.8 % in 2000 and 2001, and 29.7% in 2002.

      Income tax expense for the years ended December 31, 2000, 2001 and 2002 consists of the following:

	Millions of Korean Won

	2000	2001	2002

Current income tax	W662,767	W311,920	W522,171
Deferred income tax(*)	25,964	25,543	(123,866)

	W688,731	W337,463	W398,305

(*)	POSAM and fourteen other overseas subsidiaries recorded taxes payable for the year ended December 31, 2002 as income tax expense in accordance with the applicable tax laws.

      The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	Millions of Korean Won

	2000	2001	2002

Net income before income tax expense	W2,331,081	W1,174,673	W1,507,437
Statutory tax rate (%)	30.80	30.80	29.70

Income tax expense computed at statutory rate	717,973	361,799	447,709
Tax credit of POSCO(*)	(63,255)	(61,258)	(80,829)
Others, net(**)	34,013	36,922	31,425

Income tax expense	W688,731	W337,463	W398,305

Effective rate (%)	29.55	28.73	26.42

(*)	Tax credit consists of investment tax credit, purchasing card tax credit and others.

(**)	Others consist of permanent differences and others.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.     Earnings Per Share:

      Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted average number of common shares outstanding during the year.

	Number of	Number of	Number of	Weighted
	shares	shares in	days	number of
Period	issued(*)	treasury stock(**)	outstanding	shares

2002.1.1 — 2002.11.21	93,589,485	(11,633,578)	325	26,635,669,775
2002.11.22 — 2002.12.31	90,781,795	(9,043,276)	40	3,269,540,760

				29,905,210,535

(*)	On November 22, 2002, in accordance with the approval of the Board of Directors on November 20, 2002, the Company retired 2,807,690 shares of treasury stock.

(**)	Weighted average

Weighted average number of common shares for the year ended December 31, 2000	31,254,057,600 ÷ 366 = 85,393,600
Weighted average number of common shares for the year ended December 31, 2001	29,776,820,815 ÷ 365 = 81,580,331
Weighted average number of common shares for the year ended December 31, 2002	29,905,210,535 ÷ 365 = 81,932,084

      Earnings per share for the years ended December 31, 2000, 2001 and 2002 are calculated as follows:

	Millions of Korean Won

	2000	2001	2002

Net income	W1,633,667	W845,679	W1,089,288
Weighted average number of shares of common stock	85,393,600	81,580,331	81,932,084

Earnings per share in Korean Won	W19,131	W10,366	W13,295

Diluted Earnings Per Share

      Diluted earnings per share for the year ended December 31, 2002 are the same as basic earnings per share, since there is no dilution effect resulting from stock option plan as of December 31, 2002.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.     Foreign Currency Translation:

      Monetary assets and liabilities denominated in foreign currencies as of December 31, 2002 are as follows:

	Foreign currency		Won equivalent

			(In Millions)
Assets:
Cash and cash equivalents(a)	US$	72,827,360	W87,422
	JPY	287,019,608	2,907
	EUR	106,388	134
	Overseas subsidiaries(c)	108,794,345	130,597
Trade accounts and notes receivable	US$	110,707,973	132,894
	JPY	815,486,450	8,260
	EUR	1,190,542	1,497
	Overseas subsidiaries(c)	220,606,551	264,817
Other accounts and notes receivable	US$	197,788	237
	JPY	77,814,049	788
	Overseas subsidiaries(c)	3,759,288	4,513
Short-term loans	US$	870,000	1,044
	Overseas subsidiaries(c)	1,687,554	2,028
Long-term trade accounts and notes receivable	Overseas subsidiaries(c)	44,872	54
Investment securities	US$	28,993,070	34,804
Long-term loans	Overseas subsidiaries(c)	63,174,460	75,853
Guarantee deposits	US$	14,100,989	16,962
	Overseas subsidiaries(c)	490,440	589

	US$	626,254,690
	JPY	1,180,320,107	W765,400
	EUR	1,296,930

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Foreign currency		Won equivalent

			(In Millions)
Liabilities:
Trade accounts and notes payable	US$	187,806,972	W225,443
	JPY	454,956,775	4,608
	EUR	3,030,911	3,811
	Overseas subsidiaries(c)	59,941,257	71,953
Other accounts and notes payable	US$	6,882,694	8,262
	JPY	92,728,233	939
	EUR	7,723	10
	Overseas subsidiaries(c)	5,901,060	7,084
Accrued expenses	US$	77,389,641	92,898
	JPY	1,184,497,963	11,997
	EUR	5,691,534	7,156
	Overseas subsidiaries(c)	7,483,484	8,983
Short-term borrowings	US$	6,813,716	8,179
	JPY	991,080,277	10,038
	Overseas subsidiaries(c)	404,277,692	485,296
Withholdings	JPY	6,430,000	65
	Overseas subsidiaries(c)	1,289,285	1,548
Long-term debt(b, d)	US$	809,916,431	972,224
	JPY	80,000,000,000	810,296
	Overseas subsidiaries(c)	843,777	1,013
Foreign currency loans(d)	US$	4,395,714	5,277
	JPY	6,323,561,468	64,050
	Overseas subsidiaries(c)	77,202,803	106,165
Loans from foreign financial institutions(d)	US$	189,380,163	227,332
	JPY	2,983,289,425	30,217
	EUR	33,313,207	41,887

	US$	1,839,524,689
	JPY	92,036,544,141	W3,206,731
	EUR	42,043,375

(a)	Cash and cash equivalents, short-term financial instruments and long-term financial instruments are included.

(b)	Represented at face value.

(c)	Currencies other than US$, JPY, and EUR have been converted into US$ and the amounts of overseas subsidiaries are converted into US$.

(d)	Includes current portion of long-term debt.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Related Party Transactions:

      Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2000, 2001 and 2002 and the related account balances as of December 31, 2000, 2001 and 2002 are as follows:

	Millions of Korean Won

	Sales (*)			Purchases (*)

Company	2000	2001	2002	2000	2001	2002

POSCO E & C	W2,412	W3,020	W3,089	W266,596	W623,874	W863,525
Posteel Co., Ltd.	1,751,051	1,617,591	1,431,012	9,830	2,111	2,969
POSCON Co., Ltd.		44	40	115,155	124,859	146,872
Pohang Coated Steel Co., Ltd.	263,644	227,154	233,474	4,036	2,125	1,279
POSCO Machinery & Engineering Co., Ltd.	—	220	67	77,726	85,757	87,852
POSDATA Co., Ltd.	—	872	753	122,262	145,403	167,782
POSCO Research Institute	—	1	—	11,493	10,429	10,232
POS-AC Co., Ltd.	—	384	408	6,525	10,533	14,054
Changwon Specialty Steel Co., Ltd.	7,291	4,796	417	64,548	66,206	62,141
POSCO Machinery Co., Ltd.	—	41	40	64,780	64,778	72,194
POSAM	278,607	220,935	—	—	338	473
POSA	—	—	—	123,852	77,168	72,714
POSCAN	—	—	—	48,948	62,060	41,932
POA	—	25	149,590	72,556	52,803	68,047
PIO	—	229	114,561	—	1,550	7,066
POSCO Refractories & Environment	—	54	36	—	133,317	149,185
Others	3,651	137	995	373	91	1,225

	W2,306,656	W2,075,503	W1,934,482	W988,680	W1,463,402	W1,769,542

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of Korean Won

	Receivables (**)			Payables (**)

Company	2000	2001	2002	2000	2001	2002

POSCO E & C	W32,557	W45,560	W8,495	W70,381	W59,945	W72,310
Posteel Co., Ltd.	203,918	183,645	186,335		15	900
POSCON Co., Ltd.	5,646	6,961	4,399	26,319	12,542	15,741
Pohang Coated Steel Co., Ltd.	48,510	30,267	25,477	—	121	121
POSCO Machinery &
Engineering Co., Ltd.	—	2,425	2,119	15,001	6,817	6,795
POSDATA Co., Ltd.	—	138	118	23,515	18,330	26,908
POSCO Research Institute	—	—	—	3,384	3,277	3,370
Changwon Specialty Steel Co., Ltd.	5	1,602	79	10,709	3,633	12,879
POSCO Machinery Co., Ltd.	—	934	317	13,369	8,562	9,561
POSA	—	—	—	42,091	11,934	587
POA	—	—	16,965	957	3,161	2,960
PIO	—	37	3,092	—	150	231
POSCO Refractories & Environment	—	3	4	—	11,285	16,271
Others	7,481	583	583	1,987	540	801

	W298,117	W272,155	W247,983	W207,713	W140,312	W169,435

      Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2000, 2001 and 2002 and related account balances as of December 31, 2000, 2001 and 2002 are as follows:

	Millions of Korean Won

	Sales and others(*)			Purchases and others(*)

Company	2000	2001	2002	2000	2001	2002

KOBRASCO	W—	W—	W—	W91,835	W88,744	W94,038
UPI	—	—	291,528	—	—	—
POSCHROME	—	3	—	22,759	29,581	22,937
eNtoB Corporation	—	—	—	—	7,487	15,383
POSVEN	—	—	—	—	3,071	—
Korea Daily News	—	—	—	—	436	310

	W—	W3	W291,528	W114,594	W129,319	W132,668

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of Korean Won

	Receivables(**)			Payables(**)

Company	2000	2001	2002	2000	2001	2002

KOBRASCO	W—	W—	W—	W7,725	W—	W5,065
POSCHROME	—	—	—	1,218	2,660	—
eNtoB Corporation	—	—	—	—	648	1,728
POSVEN	—	172,996	172,996	—	—	—
Korea Daily News	—	—	—	—	14	42

	W—	W172,996	W172,996	W8,943	W3,322	W6,835

(*)	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

(**)	Receivables include trade accounts receivable and other accounts receivable; payables include trade accounts payable and other accounts payable

      Eliminations of inter-company revenues and expenses for the year ended December 31, 2000 are as follows:

	Millions of		Millions of
Revenues	Korean Won	Expenses	Korean Won

Sales	W4,760,761	Cost of goods sold	W4,699,722
Interest income	5,192	Interest expense	3,863
Rental income	436	Selling and administrative expenses	57,755
Others	3,684	Others	8,733

	W4,770,073		W4,770,073

      Eliminations of inter-company revenues and expenses for the year ended December 31, 2001 are as follows:

	Millions of		Millions of
Revenues	Korean Won	Expenses	Korean Won

Sales	W4,833,469	Cost of goods sold	W4,747,583
Interest income	6,472	Interest expense	6,888
Rental income	685	Selling and administrative expenses	73,523
Others	6,999	Others	19,631

	W4,847,625		W4,847,625

      Eliminations of inter-company revenues and expenses for the year ended December 31, 2002 are as follows:

	Millions of		Millions of
Revenues	Korean Won	Expenses	Korean Won

Sales	W4,602,603	Cost of goods sold	W4,485,812
Interest income	1,654	Interest expense	1,678
Rental income	594	Selling and administrative expenses	88,482
Others	2,798	Others	31,677

	W4,607,649		W4,607,649

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Eliminations of significant inter-company receivables and payables for the years ended December 31, 2000, 2001 and 2002 are as follows:

2000

	Millions of		Millions of
Classification	Korean Won	Classification	Korean Won

Trade accounts and notes payable	W441,337	Trade accounts and notes receivable	W578,614
Short-term borrowings	38,869	Short-term loans	39,896
Other accounts and notes payable	139,726	Other accounts and notes receivable	14,906
Long-term debt	70,206	Long-term loans	74,055
Other liabilities	69,397	Other assets	52,064

	W759,535		W759,535

2001

	Millions of		Millions of
Classification	Korean Won	Classification	Korean Won

Trade accounts and notes payable	W389,252	Trade accounts and notes receivable	W482,204
Short-term borrowings	5,172	Short-term loans	19,395
Other accounts and notes payable	104,693	Other accounts and notes receivable	45,551
Long-term debt	49,570	Long-term loans	46,599
Other liabilities	318,263	Other assets	273,201

	W866,950		W866,950

2002

	Millions of		Millions of
Classification	Korean Won	Classification	Korean Won

Trade accounts and notes payable	W353,444	Trade accounts and notes receivable	W477,520
Short-term borrowings	—	Short-term loans	4,754
Other accounts and notes payable	133,431	Other accounts and notes receivable	12,529
Long-term debt	43,551	Long-term loans	38,797
Other liabilities	26,877	Other assets	23,703

	W557,303		W557,303

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.     Segment and Regional Information:

      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2000.

	Millions of Korean Won

				Reconciling
	Steel	Trading	Others	adjustments	Consolidated

Statement of income:
Net sales:
External customers	W10,925,940	W2,241,294	W608,980	W—	W13,776,214
Inter-segment	2,504,724	1,336,946	970,245	(4,811,915)	—

	W13,430,664	W3,578,240	W1,579,225	W(4,811,915)	W13,776,214

Operating income	W2,224,915	W30,581	W71,701	W(20,734)	W2,306,463
Balance sheet:
Inventories	W1,698,178	W46,591	W176,781	W(9,907)	W1,911,643
Investments	4,019,326	320,500	556,550	(2,046,396)	2,849,980
Property, plant and equipment	9,778,257	180,008	986,289	(408,418)	10,536,136
Intangible assets	377,460	716	58,575	17,357	454,108

      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2001.

	Millions of Korean Won

				Reconciling
	Steel	Trading	Others	adjustments	Consolidated

Statement of income:
Net sales:
External customers	W10,614,745	W2,196,105	W310,247	W—	W13,121,097
Inter-segment	2,245,314	964,793	1,690,496	(4,900,603)	—

	W12,860,059	W3,160,898	W2,000,743	W(4,900,603)	W13,121,097

Operating income	W1,538,188	W20,960	W98,325	W(70,180)	W1,587,293
Balance sheet:
Inventories	W1,563,656	W26,335	W156,516	W(9,256)	W1,737,251
Investments	4,636,043	342,381	629,536	(2,255,036)	3,352,924
Property, plant and equipment	9,922,585	187,868	878,287	(387,974)	10,600,766
Intangible assets	394,588	4,898	146,747	(55,525)	490,708

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2002.

	Millions of Korean Won

				Reconciling
	Steel	Trading	Others	adjustments	Consolidated

Statement of income:
Net sales:
External customers	W11,516,625	W1,898,282	W940,011	W—	W14,354,918
Inter-segment	2,076,385	686,250	1,859,673	(4,622,308)	—

	W13,593,010	W2,584,532	W2,799,684	W(4,622,308)	W14,354,918

Operating income	W1,972,379	W21,789	W202,246	W(146,547)	W2,049,867
Balance sheet:
Inventories	W1,470,931	W26,933	W193,871	W(20,289)	W1,671,446
Investments	3,925,503	295,959	557,102	(1,898,577)	2,879,987
Property, plant and equipment	10,068,549	217,739	594,364	(556,079)	10,324,573
Intangible assets	391,271	3,444	83,002	(2,905)	474,812

      Substantially all of the Company’s operations are for the production of steel products. Net sales and non-current assets by geographic area as of and for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000

	Millions of Korean Won

	Sales	Non-current assets

Korea	W9,159,560	W12,744,261
Japan	931,622	65,123
China	1,871,968	382,728
Asia/Pacific, excluding Japan and China	854,557	147,965
North America	533,296	161,440
Others	425,211	338,707

	W13,776,214	W13,840,224

	2001

	Millions of Korean Won

	Sales	Non-current assets

Korea	W8,507,086	W13,195,547
Japan	692,072	55,196
China	2,037,185	486,185
Asia/Pacific, excluding Japan and China	821,662	178,322
North America	385,889	176,106
Others	677,203	353,042

	W13,121,097	W14,444,398

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002

	Millions of Korean Won

	Sales	Non-current assets

Korea	W9,531,423	W12,870,717
Japan	650,029	43,110
China	2,088,735	369,075
Asia/Pacific, excluding Japan and China	1,069,432	236,359
North America	473,289	142,238
Others	542,010	17,873

	W14,354,918	W13,679,372

Reconciliation to U.S. Generally Accepted Accounting Principles — Restated:

      The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America, as restated (“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2000, 2001 and 2002 and net income for the years then ended to the extent described below.

      As indicated in note 30(i), the U.S. GAAP reconciliation adjustments as of and for the years ended December 31, 2000 and 2001 have been restated. A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below, taking into consideration the effect of the restatement items.

30.     Significant differences between Korean GAAP and U.S. GAAP:

(a) Fixed asset revaluation and Special Depreciation

      Under Korean GAAP, certain fixed assets were subject to upward revaluations in accordance with the Asset Revaluation Law, with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. When assets are sold, any revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on sale of assets under U.S. GAAP.

      In addition, special depreciation recognized prior to 1995 under Korean GAAP for certain energy saving and productivity promotion facilities and equipment is recognized on a straight-line method over the life of the assets under U.S. GAAP.

(b) Salvage Value

      Pursuant to a 1994 tax reform and in accordance with Korean GAAP, the Company elected to depreciate the 10 percent salvage value of all depreciable assets that were fully depreciated at December 31, 1993 over a three-year period starting in 1994. Under U.S. GAAP, property, plant and equipment, net of estimated salvage value, were depreciated over their estimated useful lives.

      Effective July 1,1995, the Company revised the estimated salvage value of substantially all its fixed assets from 10 percent to zero. This change in estimate was necessitated by changes in technology and estimated removal costs associated with such assets. Amounts previously attributed to salvage value were depreciated over a three-year period for Korean GAAP. A three-year period was chosen in order to

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conform the financial accounting for this item to the Company’s tax accounting, which used a three-year period as allowed by the Corporate Income Tax Law of Korea. Conforming the financial and tax accounting for the depreciation of amounts previously attributed to salvage value is permitted under Korean GAAP. Under U.S. GAAP, amounts previously attributed in salvage value have been depreciated over the estimated remaining useful lives of the related assets.

      In 1999, Korean GAAP was again changed to require that all amounts previously attributed to salvage value be written off during 1999. The Company’s accounting under U.S. GAAP was unaffected.

(c) Capitalized costs

      Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. Net capitalized foreign exchange gains and losses amounted to W(2,316) million, W30,298 million and W20,611 million in 2000, 2001 and 2002, respectively.

      In addition, in connection with capitalized interest costs under Korean GAAP, interest is capitalized on specific borrowings related to the construction of all property, plant and equipment incurred prior to completing the acquisition as part of the costs of such assets. Under U.S. GAAP, the Company is required to capitalize the amount that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use. Capital projects that have had their progress halted would suspend the capitalization of interest and would also delay the accumulation of depreciation during the suspense period.

      Capitalized interest for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000	2001	2002

	(Millions of Korean Won)
Capitalized interest	W82,948	W69,315	W64,788
Depreciation of capitalized interest	(72,299)	(73,629)	(73,254)

Net income impact	W10,649	W(4,314)	W(8,466)

(d) Reserve for Repairs and Capitalized repairs

      Prior to 2002, Korean GAAP permitted the establishment of a reserve for future repair costs associated with the Company’s furnaces to be provided for over the estimated replacement cycle of such facilities. Costs of repairs are then charged to this reserve. As a result of a change in Korean GAAP in 2002 (Note 2), the Company reversed all previously recorded reserve for repairs to beginning retained earnings and commenced expensing such expenditures as incurred. In addition, expenditures made against reserve for repairs are expensed as incurred under Korean GAAP, regardless of the nature of the expenditure. U.S. GAAP requires that repairs that extend an asset’s useful life or significantly increase its value be capitalized when incurred and depreciated. Routine maintenance and repairs are expensed as incurred.

(e) Intangible Assets

      Under Korean GAAP, organization costs, research and development costs and internal use software costs have been recorded as intangible assets and amortized over a period not exceeding 20 years. Under U.S. GAAP, organization costs as well as research and developments costs are generally expensed as incurred. In relation to costs incurred for software developed for internal use, U.S. GAAP requires that costs incurred in the preliminary project stage be expensed as incurred. External direct costs such as

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

material and service, payroll or payroll related costs for employees who are directly associated with the project, and interest costs incurred when developing computer software for internal use, should be capitalized and amortized on a straight-line method over the estimated useful life. Training costs, data conversion costs and general administrative costs should be expensed as incurred.

(f) Marketable Securities and Investments in Debt and Equity Securities

      Under Korean GAAP, investments in debt and equity securities that are held for short-term cash management purposes are included in the “marketable securities” account and reported at fair value with unrealized gains and losses included in current earnings. Investments in publicly traded debt and equity securities that are being held for long-term investment purposes are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Investments in non-publicly traded equity securities are reported at cost. Investments in debt securities that management intends to hold until maturity are carried at amortized cost. If the fair value of an investment permanently declines compared to its acquisition cost as evidenced by events such as bankruptcy, liquidation, negative net asset values and cessation of operations, the carrying value of the debt or equity security is adjusted to fair value, with the resulting valuation loss charged to current operations. If the fair value of the security subsequently recovers, a gain is recognized up to the amount of previously recognized impairment loss.

      For U.S. GAAP purposes, the Company accounts for those investments under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

A) Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

B) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

C) Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income within shareholders’ equity.

      Under U.S. GAAP, declines in fair value of individual investments below their cost that are other-than-temporary result in write-downs of the investments’ carrying value to their fair value. In addition, U.S. GAAP prohibits gain recognition based on subsequent recoveries of previously impaired investments.

      Information with respect to marketable securities and available-for-sale debt and equity securities at December 31, 2000, 2001 and 2002 is as follows:

      Trading Securities (In millions of Korean Won):

		Net unrealized
As of December 31,	Carrying Value	Gains/ Losses	Impairment Loss	Fair Value

2000	W945,629	W10,847	W—	W956,476
2001	518,917	11,486	—	530,403
2002	1,196,310	6,366	—	1,202,676

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Available-for-Sale Securities (In millions of Korean Won):

	As of December 31, 2001

	2000	2001	2002

Book value	W2,350,250	W2,647,082	W2,708,481
Unrealized gains and losses	(197,046)	132,744	(298,640)
Permanent impairment loss	(4,666)	(12,575)	(27,041)

Fair value (Korean GAAP)	2,148,538	2,767,251	2,382,800
Other-than-temporary impairment	(19,323)	(19,323)	(191,435)

Fair value (US GAAP)	W2,129,215	W2,747,928	W2,191,365

(g) Dividends

      Under Korean GAAP, a proposed dividend that is subject to ratification from the Company’s board of directors is recognized as a dividend payable in current liabilities, whereas under U.S. GAAP, only a declared dividend is recorded as a current liability.

(h) Deferred Income Taxes

      In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects that result from differences between the reported Korean GAAP and U.S. GAAP amounts. Korean GAAP does not require the income tax effect to be calculated for components within other comprehensive income. However, U.S. GAAP requires the presentation of the income tax effect allocated to components of other comprehensive income.

(i) Restatement of fiscal year 2000 and 2001 amounts

      The Company’s U.S. GAAP net income and shareholders’ equity for fiscal years 2000 and 2001 have been restated to reflect certain corrections to previously reported net income and shareholders’ equity in accordance with U.S. GAAP. The effects of these corrections are analyzed as follows:

		2000	2001

		(Millions of Korean Won)
	U.S. GAAP net income as previously reported:	W1,626,805	W703,856
	Adjustments:
(i)	Salvage value	140,873	129,735
(ii)	Impairment loss on fixed assets	—	132,719
(iii)	Fixed asset revaluation	13,417	11,109
(iv)	Others, net	(19,045)	16,429
(v)	Deferred income taxes	(19,138)	(86,155)

	U.S. GAAP net income as adjusted:	W1,742,912	W907,693

Earnings per share (“EPS”) in accordance with U.S. GAAP in won)
	U.S. GAAP EPS as previously reported	W19,051	W8,628
	U.S. GAAP EPS as adjusted	W20,410	W11,126

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		2000	2001

		(Millions of Korean Won)
	U.S. GAAP shareholders’ equity as previously reported:	W10,269,136	W10,869,882
	Adjustments:
(i)	Salvage value	(423,129)	(293,394)
(ii)	Impairment loss on fixed assets	—	132,719
(iii)	Fixed asset revaluation	292,992	306,779
(iv)	Others, net	(18,282)	(17,610)
(v)	Deferred income taxes	(184,295)	(252,691)

	U.S. GAAP shareholders’ equity as adjusted:	W9,936,422	W10,745,685

(i) Salvage value

As stated in footnote 31(b), effective July 1, 1995, the Company revised the estimated salvage value of substantially all of its assets from 10 percent to zero. For pre-1994 acquisitions that had not been fully depreciated as of December 31, 1993, the Company began depreciating the 10% salvage value over an additional three years under Korean GAAP and eight years under U.S. GAAP. Although the change in estimate was made as of July 1, 1995, the Company commenced depreciation of salvage value after the original 90% depreciable base was fully depreciated. This method of accounting for depreciation of salvage value extended the life of the fixed assets by three years under Korean GAAP and eight years under U.S. GAAP. U.S. GAAP requires changes in accounting estimates to be applied prospectively from the date of change. The change in estimate of salvage value should have been applied prospectively from July 1, 1995 over the remaining useful lives of the assets.

(ii) Impairment loss on fixed assets

An additional impairment loss of W132,719 million was previously reflected as a U.S. GAAP adjustment in 2001, based on a Board resolution on April 4, 2002 to permanently suspend the construction of the No.2 Minimill. The Company approved an alternative use for the structures and building to manufacture specialized auto body parts. The recognition of additional impairment charges was to reflect the write-down of certain machinery and equipment that do not have alternative uses to their net realizable values. Under U.S. GAAP, the additional impairment based on the net realizable value of the assets held for disposal should have been recorded in the 2002 financial statements with footnote disclosures in the 2001 financial statements. This adjustment will result in the recognition of impairment charge under both Korean GAAP and U.S. GAAP in 2002 and eliminates the GAAP difference previously reported.

(iii) Fixed asset revaluation

As stated in footnote 31(a), U.S. GAAP does not permit fixed asset revaluations, and as such, fixed asset revaluations as well as additional depreciation expenses recorded under Korean GAAP should be reversed under U.S. GAAP. This GAAP difference was previously considered but not calculated correctly. This adjustment is to reflect corrections to the revaluation amounts and related depreciation expense previously reported.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iv) Others, net

This adjustment revises amounts previously reported in the Company’s 2000 and 2001 financial statements, including additional capitalized foreign exchange gains and losses, start-up costs and capitalized interest.

(v) Deferred income taxes

Under U.S. GAAP, deferred tax assets or liabilities should be recognized as a result of differences between the reported Korean GAAP and U.S. GAAP amounts. This adjustment is to correct previously reported deferred tax amounts recognized in the 2000 and 2001 financial statements. This adjustment also reflects the deferred income tax effects of the restated U.S. GAAP adjustments based on corrections made on the Company’s 2000 and 2001 financial statements.

(j) Reconciliation of net income from Korean GAAP to U.S. GAAP (as restated)

	2000	2001	2002

	(Millions of Korean Won)
Net income under Korean GAAP	W1,633,667	W845,679	W1,089,288
Adjustments:
Property, plant and equipment:
Fixed asset revaluation	27,664	28,769	28,667
Special depreciation	(13,110)	(13,250)	(6,972)
Salvage value	16,662	5,524	1,435
Capitalized costs:	8,333	25,984	52,543
Reserve for repairs	137,362	46,278	—
Capitalized repairs	(30,797)	(5,870)	(11,466)
Impairment loss on investment securities	(25,806)	—	(177,532)
Others, net	(245)	(9,140)	12,436
Income tax effect	(10,818)	(16,281)	30,017

	109,245	62,014	(70,872)

Net income as adjusted in accordance with U.S. GAAP	W1,742,912	W907,693	W1,018,416

Basic and diluted earnings per share as adjusted in accordance with U.S. GAAP	20,410	11,126	12,430
Weighted-average shares outstanding (thousands)	85,393,600	81,580,331	81,932,084

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

k) Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP (as restated)

	2000	2001	2002

	(Millions of Korean Won)
Shareholders’ equity before minority interest under Korean GAAP	W9,558,299	W10,350,788	W11,574,430
Minority interest	(159,623)	(168,171)	(279,165)

	9,398,676	10,182,617	11,295,265

Adjustments:
Property, plant and equipment:
Fixed asset revaluation	(320,612)	(289,165)	(247,823)
Special depreciation	20,599	7,349	377
Salvage value	(6,959)	(1,435)	—
Capitalized costs	(129,632)	(103,648)	(51,105)
Reserve for repairs	974,362	1,020,640	—
Capitalized repairs	45,515	39,645	28,179
Impairment loss on investment securities	(19,323)	(19,323)	(191,435)
Dividends	162,880	163,248	245,216
Others, net	(13,109)	(22,249)	(9,813)
Income tax effect	(195,241)	(212,129)	117,758
Deferred taxes related to OCI	19,266	(19,865)	82,734

	537,746	563,068	(25,912)

Shareholders’ equity as adjusted in accordance with U.S. GAAP	W9,936,422	W10,745,685	W11,269,353

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l) Deferred taxes in accordance with U.S. GAAP (as restated)

      The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2002, computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows:

	2001	2002

	(Millions of Korean Won)
Deferred tax assets:
Reserve for repairs	W144,774	W—
Fixed asset revaluation	59,476	48,375
Capitalized foreign exchange losses	30,931	17,644
Capitalized costs	30,783	15,178
Unrealized loss (gain) on valuation of securities	32,229	55,424
Impairment loss on fixed assets	29,821	71,284
Impairment loss on investment securities	7,664	59,771
Allowance for doubtful accounts	35,007	99,479
Depreciation expense	16,845	16,890
Capital expenditures	9,586	9,580
Research and development expense	14,150	13,476
Deferred taxes related to OCI	—	82,734
Others	49,151	65,708

Total deferred tax assets	460,417	555,543

Deferred tax liabilities:
Earnings from equity-method investees	25,068	13,999
Reserve for repairs	303,130	154,132
Accrued income	25,328	11,028
Reserve for technology	193,039	228,977
Capitalized repairs	11,775	8,369
Deferred taxes related to OCI	19,865	—
Others	33,004	22,451

Total deferred tax liabilities	611,209	438,956

Net deferred tax assets (liabilities)	W(150,792)	W116,587

31.     Additional financial information in accordance with U.S. GAAP (as restated):

(a) Comprehensive income

      Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to owners, including

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2000, 2001, and 2002 is summarized as follows:

	2000	2001	2002

	(Millions of Korean Won)
Net income as adjusted in accordance with U.S. GAAP	W1,742,912	W907,693	W1,018,416
Other comprehensive income, net of tax:
Foreign currency translation adjustments	29,786	(3,532)	(28,789)
Unrealized gains (losses) on investments	(126,736)	93,834	(214,059)

Comprehensive income as adjusted in accordance with U.S. GAAP	W1,645,962	W997,995	W775,568

      Accumulated other comprehensive income as of December 31, 2001 and 2002 is summarized as follows (In millions of Korea won):

	Foreign currency	Unrealized gains	Accumulated other
	translation	(losses) on	comprehensive
	adjustments	investments	income

Balance, January 1, 2001	W101,193	W(144,476)	W(43,283)
Foreign currency translation adjustments, net of tax benefit of W3,780 million	(3,532)	—	(3,532)
Unrealized gains (losses) on investments, net of tax expense of W(42,911) million		93,834	93,834

Current period change	(3,532)	93,834	90,302

Balance, December 31, 2001	W97,661	W(50,642)	W47,019
Foreign currency translation adjustments, net of tax benefit W12,163 million	(28,789)	—	(28,789)
Unrealized gains (losses) on investments, net of tax benefit of W90,436 million	—	(214,059)	(214,059)

Current period change	(28,789)	(214,059)	(242,848)

Balance, December 31, 2002	W68,872	W(264,701)	W(195,829)

(b) Fair value of financial instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(i) Cash and cash equivalents, short-term financial instruments, accounts and notes receivable, accounts and notes payable, short-term borrowings and accounts payable.

The carrying amount approximates fair value due to the short-term nature of those instruments.

(ii) Marketable and Investment Securities

The fair value of market-traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments. Investments in non-listed companies’ stock, for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

(iii) Long-Term loans, trade account and notes receivable

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans receivable, accounts and notes receivable are reported net of specific and general provisions for impairment as well as present value discount factor. As a result, the fair values of long-term loans approximate their carrying values.

(iv) Long-Term debt

The fair value of long-term debt is based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar maturities.

      The estimated fair values of the Company’s financial instruments stated under Korean GAAP at December 31, 2002 and 2001 are summarized as follows (In millions of Korean won):

	2001		2002

	Carrying Amount	Fair value	Carrying Amount	Fair value

Cash and cash equivalents	W407,109	W407,109	W267,380	W267,380
Short-term financial instruments	424,224	424,224	258,132	258,132
Marketable securities	530,403	530,403	1,202,676	1,202,676
Accounts receivable	1,787,981	1,787,981	1,885,739	1,885,739
Investments Securities:
Estimated fair value	1,902,747	1,902,747	1,619,928	1,619,928
Not practicable	1,507,702	—	937,204	—
Short-term borrowings	718,054	718,054	587,955	587,955
Trade accounts and notes payable	509,563	509,563	689,745	689,745
Long-term debt, including current portion	5,641,909	5,155,825	4,516,895	4,656,941

(c) Minority interest

      Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

(d) Assets held for sale

      Korean GAAP does not require that assets to be disposed of be classified as “Held for Sale” or “Held and Used,” depending on the existence of a disposal plan. Currently the assets relating to the No. 2 Minimill are classified within “Construction-in-Progress”, net of impairment amounts. U.S. GAAP requires that long-lived assets that are to be disposed of be classified as “Held for Sale”. Assets totaling W 194,443 million acquired in connection with the No. 2 Minimill project are classified as “Held for Sale” as of December 31, 2002. Assets classified as held for sale are not subject to depreciation.

(e) Classification differences

      Under Korean GAAP, certain income and expense items considered as non-operating or extraordinary would be considered as operating items under U.S. GAAP. In addition, Korean GAAP does not require cash balances that are restricted in use to be separately disclosed. Under U.S. GAAP such restricted cash balances would need to be separately presented on the face of the balance sheet. These reclassifications would have no impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP.

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.     Recent Accounting Pronouncements:

U.S. GAAP:

      During fiscal 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment and Disposal of Long-lived Assets. SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. The new standard maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such an asset as “held for sale”. SFAS No. 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported. The adoption of this standard did not result in the recognition of additional impairment charges, except those that have already been reflected in the accompanying financial statements.

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of this statement to have an impact on its financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to such compensation. The Company expects to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and will provide the prominent disclosures required in the U.S. GAAP reconciliation footnote.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. Accordingly, the Company is currently in the process of evaluating the potential impact of adopting FIN 45 on its financial statements.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the provisions of this standard to have a material impact on its financial position or results of operations.

Korean GAAP:

      The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 becomes effective for the Company on January 1, 2003.

      Under SKFAS No. 2, interim financial reports replace quarterly and semi-annual financial standards and should include a balance sheet, income statement, statement of cash flows, and explanatory notes. In principle, interim financial statements should be presented in the same format of the annual financial statements. Interim financial statements should be presented in comparative format. The Company does not expect the adoption of this statement to have an impact on its financial position or results of operations.

      SKFAS No. 3 defines the recognition criteria for internally generated intangible assets. SKFAS No. 3 requires that costs incurred during the research phase to be expensed, and also requires the residual value of an intangible asset to be assumed to be zero unless:

(a) There is a commitment by a third party to purchase the asset at the end of its useful life; or

(b) There is an active market for that type of asset and it is probable that such a market will exist at the end of the asset’s useful life.

      Costs incurred during the development phase are to be capitalized, if certain criteria are met. SKFAS No. 3 also requires start-up costs, training and advertising costs to be expensed as incurred. The useful life of an intangible asset should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use. Capitalized software is expected to have shorter useful life due to its technological obsolescence. Intangible assets should be assessed for impairment annually. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

      SKFAS No. 4 clarifies existing standards regarding revenue recognition. Bartering transactions, where goods or services are exchanged for goods or services that are of a similar nature and value, should not result in revenue recognition. Revenue from the sale of goods or services should only be recognized when all the following conditions have been met:

(a) Significant risks and rewards of ownership of the goods have been transferred to the buyer

(b) The enterprise no longer retains legal title or effective control over the goods sold

(c) The seller’s price to the buyer is fixed or determinable

(d) Collectibility is reasonably assured

(e) The costs incurred or to be incurred in respect of the transaction can be measured reliably

      The Company’s current policy for revenue recognition is not significantly different from the requirements of SKFAS No. 4. Accordingly, the Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

      SKFAS No. 5 requires certain asset retirement obligations to be estimated and recorded as part of its acquisition cost. For exchange of dissimilar assets, fair market value of asset given up should be recorded

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as acquisition cost for asset acquired. In case of exchange of similar assets, book value of asset given up should be recorded as acquisition cost for asset acquired. However, if significant amount of cash is involved in exchange of assets, due to the differences in its fair value, such transaction cannot be treated as exchange of similar assets. Tangible assets should be written down to its net realization value when the fair market value of the asset declines significantly due to its obsolescence.

      SKFAS No. 6 requires that proposed dividends that are subject to ratification from the Company’s board of directors subsequent to the issuance of the financial statements not be recognized as a liability at the balance sheet date. In addition, appropriation of retained earnings subsequent to the balance sheet data should not be reflected in the current year balance sheet. SKFAS No. 6 also requires that companies that are undergoing liquidation to present their financial statements under the liquidation basis. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

      SKFAS No. 7, “Capitalization of Financial Cost”, generally requires financial costs to be expensed as incurred, except when certain criteria are met for capitalization. The provision of this standard is to be applied consistently. Capitalized interest costs in connection with past due borrowings should be expensed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

      SKFAS No. 8 requires that marketable equity securities and all debt securities be classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with enterprise’s intentions. Trading and available-for-sale securities are reported at fair value. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of shareholders’ equity. Transfers of securities from the trading category are prohibited, whereas transfers of securities between available-for-sale and held-to-maturity are permitted. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

      SKFAS No. 9 “Convertible Security” is related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. As of December 31, 2002, the Company does not hold any convertible securities and believes that SKFAS No. 9 will have no impact on the Company’s financial position or results of operations.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO

(Registrant)

/s/ KU-TAEK LEE

Name: Ku-Taek Lee
Title: Chairman & Chief Executive Officer

Date: May 6, 2003

CERTIFICATION

      I, Ku-Taek Lee, Chairman and Chief Executive Officer of POSCO, hereby certify in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of POSCO’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Annual Report”) that:

1. I have reviewed this annual report on Form 20-F of POSCO;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of POSCO as of, and for, the periods presented in this annual report;

4. POSCO’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for POSCO and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to POSCO, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of POSCO’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. POSCO’s other certifying officer and I have disclosed, based on our most recent evaluation, to POSCO’s auditors and the audit committee of POSCO’s board of directors:

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect POSCO’s ability to record, process, summarize and report financial data and have identified for POSCO’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in POSCO’s internal controls; and

6. POSCO’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ KU-TAEK LEE

Name: Ku-Taek Lee
Title: Chairman & Chief Executive Officer

Date: May 6, 2003

CERTIFICATION

      I, Tae-Hyun Hwang, Chief Financial Officer and Executive Vice President of POSCO, hereby certify in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of POSCO’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Annual Report”) that:

1. I have reviewed this annual report on Form 20-F of POSCO;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of POSCO as of, and for, the periods presented in this annual report;

4. POSCO’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for POSCO and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to POSCO, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of POSCO’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. POSCO’s other certifying officer and I have disclosed, based on our most recent evaluation, to POSCO’s auditors and the audit committee of POSCO’s board of directors:

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect POSCO’s ability to record, process, summarize and report financial data and have identified for POSCO’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in POSCO’s internal controls; and

6. POSCO’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ TAE-HYUN HWANG

Name: Tae-Hyun Hwang
Title: Chief Financial Officer and
Executive Vice President

Date: May 6, 2003

EXHIBIT INDEX

Exhibit No.		Description of Exhibit	Page

1.1	—	Articles of incorporation of POSCO (including English translation)
8.1	—	List of subsidiaries of POSCO
10.1	—	Consent of Samil Accounting Corporation, a member firm of PricewaterhouseCoopers
10.2	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002