Form 20-F
period 2003-12-31
POSCO
filed 2004-06-28
CIK 889132

As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Form 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 1-13368

POSCO

(Exact name of Registrant as specified in its charter)

The Republic of Korea

(Jurisdiction of incorporation or organization)

Finance Division

POSCO Center
892 Daechi-4-dong
Gangnam-gu
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

80,707,945 shares of common stock, par value W5,000 per share

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

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	The Bank of New York.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.

“common stock”	Common stock, par value W5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.

“Dollars”, “$” or “US$”	The currency of the United States of America.

“Government”	The government of the Republic of Korea.

“Yen” or “JPY”	The currency of Japan.

“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“We”	POSCO.

“Pohang Works”	Pohang Steel Works.

“Republic”	The Republic of Korea.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“Won” or “W”	The currency of the Republic of Korea.

      Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1A.	Directors and Senior Management

      Not applicable

Item 1B.	Advisers

      Not applicable

Item 1C.	Auditors

      Not applicable

Item 2.	Offer Statistics and Expected Timetable

      Not applicable

Item 3.	Key Information

Item 3A.	Selected Financial Data

      The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,

	1999	2000	2001	2002	2003	2003(11)

	(In billions of Won and millions of Dollars, except per share data)
Korean GAAP:
Sales(1)	W12,701	W13,776	W13,121	W14,355	W17,789	US$	14,924
Cost of goods sold(2)	10,005	10,752	10,680	11,338	13,451		11,284
Selling and administrative expenses	685	718	854	967	1,075		902
Operating income	2,011	2,306	1,587	2,050	3,263		2,737
Interest expense	439	464	451	332	250		210
Foreign exchange transaction and translation gains (losses), net	53	(173)	(10)	135	(105)		88
Donations(3)	123	449	83	50	103		87
Income taxes	698	689	337	398	730		613
Net earnings	1,554	1,634	846	1,089	1,996		1,674
Earnings per share of common stock(4)	16,204	19,131	10,366	13,295	24,496		20.55
Dividends per share of common stock	1,750	2,500	2,500	3,500	6,000		5.03
U.S. GAAP(5):
Operating income	W1,972	W2,475	W1,588	W2,021	W3,235	US$	2,714
Net earnings (loss)	1,532	1,743	908	1,018	1,997		1,675
Basic and diluted earnings (loss) per share of common stock	15,976	20,410	11,126	12,430	24,455		20.52

BALANCE SHEET DATA

	As of December 31,

	1999	2000	2001	2002	2003	2003(11)

	(In billions of Won and millions of Dollars)
Korean GAAP:
Working capital(6)	W1,458	W960	W1,342	W1,695	W3,450	US$	2,894
Property, plant and equipment, net(7)	10,811	10,455	10,601	10,325	9,846		8,260
Total assets(7)	19,690	20,147	19,405	19,077	20,769		17,423
Long-term debt(8)(9)(10)	3,740	4,159	4,235	3,194	2,952		2,477
Total stockholders’ equity(7)	9,200	9,558	10,351	11,820	13,250		11,115
U.S. GAAP(5):
Property, plant and equipment, net	W10,544	W10,113	W10,522	W10,322	W9,880	US$	8,289
Total assets	19,251	19,620	19,285	19,000	20,838		17,481
Total shareholders’ equity	9,674	9,936	10,940	11,464	13,018		10,921

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	Includes donations to educational foundations supporting basic science and technology research. See “Item 5. Operating and Financial Review and Prospects — Item 5C. Research and Development, Patents and Licenses, Etc.” and Note 23 of Notes to Consolidated Financial Statements.

(4)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(5)	A description of the material differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are discussed in detail in Note 33 of Notes to Consolidated Financial Statements.

(6)	“Working capital” means current assets minus current liabilities.

(7)	Reflects revaluations of assets permitted under Korean law.

(8)	Net of current portion and discount on debentures issued.

(9)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5A. Operating Results — Exchange Rate Fluctuations” and Note 22 of Notes to Consolidated Financial Statements.

(10)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 27 of Notes to Consolidated Financial Statements.

(11)	Translated into U.S. Dollars at the rate of W1,192 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2003. This translation should not be construed as a representation that the Korean Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.

EXCHANGE RATE INFORMATION

      The following table sets out information concerning the noon buying rate for the periods and dates indicated.

	At End	Average
Period	of Period	Rate(1)	High	Low

	(per US$1.00)
1999	1,136.0	1,188.2	1,243.0	1,125.0
2000	1,267.0	1,140.0	1,267.0	1,105.5
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
December	1,192.0	1,192.3	1,200.0	1,183.0
2004 (through June 24)	1,156.0	1,165.7	1,195.1	1,141.4
January	1,174.0	1,183.3	1,195.1	1,172.0
February	1,179.0	1,167.5	1,180.0	1,152.2
March	1,146.7	1,166.3	1,181.0	1,146.7
April	1,173.6	1,152.9	1,173.6	1,141.4
May	1,165.0	1,177.9	1,191.0	1,165.0
June (through June 24)	1,156.0	1,160.4	1,164.8	1,155.0

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

      We have translated the Won amounts into Dollars in this prospectus solely for your convenience. We make no representation that the Won or Dollar amounts contained in this prospectus could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.

Item 3B.     Capitalization and Indebtedness

      Not applicable

Item 3C.     Reasons for Offer and Use of Proceeds

      Not applicable

Item 3D.     Risk Factors

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

      Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002 and 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, higher oil prices and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the world economy, and may thus adversely affect the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

      Other possible developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	failure of restructuring of large troubled companies, including troubled credit card companies and financial institutions;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	declining consumer confidence and spending in Korea resulting from increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy; and

•	an increase in the level of tensions or an outbreak of hostilities between Korea and North Korea.

      Any developments that adversely affect the Republic’s economic recovery will likely also decrease demand for our products and adversely affect our results of operations. Korea is our most important market, accounting for 68.9% of our total sales volume of steel products in 2003.

Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia.

      Our export sales accounted for 31.1% of our total sales volume for steel products in 2003. Our export sales to Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 78.5% of our total export sales volume for steel products in 2003, and we expect that sales to these countries, especially to China, may increase in the future. Adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, including companies in the automobile, machinery and electrical appliance industries. In addition, weaker demand in these countries, combined with the continuing condition of over-capacity in the world steel industry, may reduce export prices in Dollar terms for our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could increase our foreign exchange risks.

Increased tensions with North Korea could have an adverse effect on us or the price of the ADSs.

      Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in Beijing, China. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of the ADSs.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

      Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 54.7% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2003;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

      Appreciation of the Won, on the other hand, (i) causes our export products to be less competitive by raising our prices in Dollar terms and (ii) reduces net sales in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has a positive impact on our results of operations.

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

      We purchase substantially all of the principal raw materials we use from sources outside Korea. Although we have not experienced any unanticipated supply disruptions in the past, any such supply disruptions, which could be caused by, among other things, political or other events in the countries from which we import these materials, could adversely affect our operations.

Over-capacity exists in the world steel industry.

      The world steel industry continues to have production over-capacity. This over-capacity reflects reduced demand growth in many industrialized Western countries, which has not been accompanied by significant reductions in production capacity in those countries, and development of production capacity in a number of developing countries and in the United States. This over-capacity in the world steel industry will affect our ability to expand export sales and to increase steel production in general.

A number of our products have been and may become subject to anti-dumping and countervailing proceedings or safeguard measures.

      In the United States, China and the European Union, a number of our products have been subject to anti-dumping and countervailing proceedings or safeguard measures. Further increases in or new imposition of dumping duties, countervailing duties, quotas or tariffs on our sales in the United States, China or the European Union may have a material adverse effect on our exports to these regions in the future. Exports to these regions accounted for 14.6% of our sales volume of steel products in 2003. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports”.

If you surrender your ADRs to withdraw shares of our common stock, you may not be allowed to deposit the shares again to obtain ADRs.

      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADRs, and holders of ADRs may surrender ADRs to the ADR depositary and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (ii) the number of shares on deposit with the depositary bank at the time of such proposed deposit. It is possible that we may not give the consent. As a result, if you surrender ADRs and withdraw shares of common stock, you may not be able to deposit the shares again to obtain ADRs. See “Item 10. Additional Information — Item 10D. Exchange Controls”.

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

Item 4.     Information on the Company

Item 4A.     History and Development of the Company

      We were established by the Government in 1968. The Government owned more than 70% of our equity until 1988, when the Government reduced its ownership of our common stock to 35% through a public offering. In 1998, 1999 and 2000, the Government disposed of all of its interest in us. In July 1998, the Government announced its intention to sell all of our common stock owned directly by it or indirectly through The Korea Development Bank. In December 1998, the Government sold all of our common stock it owned directly, which represented approximately 3.1% of our issued common stock, and The Korea Development Bank sold approximately 2.7% of our issued common stock, both in the form of ADSs. In July 1999, The Korea Development Bank sold approximately 8.0% of our issued common stock in the form of ADSs and, in December 1999, an additional 3.0% of our issued common stock, which we purchased as treasury stock. In June 2000, The Korea Development Bank sold an additional 3.0% of our issued common stock, which we purchased as treasury stock. In September 2000, The Korea Development Bank sold the rest of our shares that it owned, which amounted to 4.6% of our common stock, in the form of ADSs in a global offering. As a result of that offering, the Government no longer holds any direct interest in us. The remainder of our outstanding common stock is currently held by individuals and institutions. See “Item 7. Major Shareholders and Related Party Transactions — Item 7A. Major Stockholders”.

Item 4B.	Business Overview

The Company

      We were one of the largest steel producers in the world based on annual crude steel production in 2003. We produced over 28.9 million tons of crude steel in 2003. We are the largest and the only fully integrated steel producer in Korea. We manufacture and sell a broad line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

      In Korea, we produce almost all of our steel at Pohang Works and Gwangyang Works. Currently, Pohang Works has 12.87 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works has an annual crude steel production capacity of 15.83 million tons.

      We sell primarily to the Korean market, with Korean sales accounting for 68.9% of our total sales volume of steel products in 2003. We believe that we had an overall market share of approximately 46.6% of the total sales volume of steel products sold in Korea in 2003. We maintained a domestic market share larger than 44.4% in each of our major product categories in 2003.

      Our exports in each of 2002 and 2003 accounted for 30.5% and 31.1% of our total sales volume of steel products, respectively. Our major export market is Asia, with China accounting for 36.8%, Japan 18.0% and the rest of Asia 23.7% of our total steel export sales volume in 2003.

      Our principal executive offices are located at POSCO Center, 892 Daechi-4-dong, Gangnam-gu, Seoul, Korea and our telephone number is (822) 3457-0114.

Business Strategy

      Our goal is to maintain and strengthen our position as one of the leading steel producers in the world. In recent years, the global steel industry has undergone significant consolidation, resulting in the emergence of steel companies with expanded production capacity. We seek to achieve continued global excellence in this era of consolidation through a renewed emphasis on growth and innovation. We are currently pursuing the following business strategies.

Continue to Expand Our Export Customer Base

      Although supplying the Korean domestic market is our priority, we intend to continue to supply a significant amount of our products to customers in overseas markets. Our export and overseas sales represented 31.1% of our total sales volume in 2003, with 78.5% of our export and overseas sales volume to customers in nearby Asian markets in 2003. We intend to further strengthen our global market position by cultivating relationships with our existing overseas customers and assertively seeking out prospective new customers in the emerging markets for steel products. Our exports to China, in particular, have significantly expanded in recent years and we expect our exports to China to continue to grow. Our export sales provide a natural foreign currency hedge by generating foreign currency that can be used to service our foreign currency debt and to purchase key raw materials, most of which we source overseas. Maintaining strong relationships with major export customers also provides us with the flexibility to reallocate sales to foreign markets in periods when domestic demand is weak.

Continue to Seek Investment Opportunities Abroad

      We carefully seek out promising investment opportunities abroad, primarily in China, in part to prepare for the eventual maturation of the Korean steel market. We believe that China will continue to offer substantial growth opportunities, and we plan to selectively seek additional investment opportunities in China. In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.8 million ton that we expect to be operational by December 2005. In the second half of 2004, we plan to invest $23.2 million for a 10.0% interest in Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and to invest another $23.2 million through POSCO China Holding Corporation for an additional 10.0% interest. In October 2003, we also announced plans to expand stainless steel production facilities of our Chinese subsidiary, Zhangjiagang Pohang Stainless Steel Co., Ltd., in which we currently hold an 82.5% interest. We plan to contribute $244.1 million as additional capital for the joint venture to add stainless steel and hot rolling facilities with annual production capacity of 60,000 ton by December 2006 to its existing cold rolling facility with annual production capacity of 27,900 tons. In November 2003, we also launched POSCO China Holding Corporation, a holding company for our investments in China. In addition to China, we continue to seek investment opportunities abroad, including India and Southeast Asia.

Develop Leading Technology to Increase Sales of Higher Margin, Higher Value-Added Products and Enhance Quality of Our Products

      We plan to continue to invest in developing leading technology necessary to produce higher margin, higher value-added products and enhance the overall quality of our products. We are currently developing FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as the energy source and reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sinter and coke plants as well as decreasing operating and raw material costs. We have also sought to enhance the quality of our products through continued modernization and rationalization of our facilities. Through our strategic alliance with Nippon Steel, we also participate in jointly sponsored research and development projects in developing leading technology related to steel production. Leveraging our leading technology, we plan to further increase the proportion of our sales of higher margin, higher value-added products such as cold rolled products, silicon steel sheets and stainless steel products. Higher value-added products represented 39.9% of our total sales volume in 2003. Because our existing facilities can produce these products with minor enhancements, we do not believe that additional production will require significant capital expenditures.

Capitalize on e-commerce Opportunities to Enhance Profitability and Operating Efficiency

      We are currently implementing strategies that would enable us to take advantage of advances in technology, particularly related to the Internet, to increase our sales and profitability and the efficiency of our operations. We believe that using Internet technology could lead to a number of benefits, including more efficient inventory management, improved delivery time for our products and generally enhanced customer service. Among the e-commerce opportunities that we are pursuing is the establishment of an online market at www.steel-n.com that enables our customers to purchase many of our products through online auctions conducted three times a week. We believe that the site provides more cost effective access to a wider customer base. The site also provides various steel industry-related information that we believe contributes to the enhancement of our brand recognition. We plan to continue to seek additional online opportunities to increase our sales and profitability and the efficiency of our operations.

Enhance Efficiency of Operations and Cost-Effectiveness through Company-Wide Process Innovation

      In July 2001, we completed phase one of a process innovation initiative designed to enhance the efficiency of operations and cost-effectiveness and launched POSPIA, our integrated management program. We reoriented our business transaction processes, including purchase of raw materials and sale of goods, to focus on our customers and established a computerized resource management system. The company-wide inventory and product classification and data standardization system have substantially cut operational inefficiencies and enhanced our cost-effectiveness. Production scheduling lead time has fallen from 60 days to 15 days, allowing us to shorten our delivery time for hot rolled steel from 30 days to 14 days. In addition, by sharing inventory and cost information in real time, we have shortened the period required to prepare monthly financial accounting data from six days to one. In May 2002, we implemented a six-sigma standard master plan and continue to seek new opportunities to implement our company-wide process innovation and increase our efficiency and cost-effectiveness. We completed the initial round of implementation of six-sigma programs in May 2003 and aim to instill six-sigma programs as part of our company-wide corporate culture by January 2005.

Improve Transparency and Enhance Corporate Governance and Management System

      We have sought to improve the transparency of our management and to enhance our corporate governance by expanding the role of independent directors, developing sub-committees with special tasks and implementing an audit committee. All of the directors on our audit committee are required to be comprised of outside directors. In 1997, our articles of incorporation were amended to provide for outside directors. Our board of directors is currently comprised of six directors who are also executive officers and nine outside directors. In addition, we recognize that our future performance depends, in substantial part, on hiring and retaining highly qualified personnel. We provide performance-based compensation which focus on rewarding performance to our executive officers and directors. We have also reinforced our commitment to ethical business standards. In 2003, we adopted a company-wide code of business conduct and ethics (the “Code of Conduct”).

Selectively Seek Opportunities in Growth Industries

      Our first priority is to maximize revenues and profits from our steel operations. We also selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. New businesses related to our steel operations include liquefied natural gas production and logistics. We are currently constructing a W288 billion liquefied natural gas terminal scheduled for completion in June 2005. In January 2003, we also entered into a joint venture with Mitsui Corporation of Japan to invest W255.0 million for a 51.0% interest in POSCO Terminal Co., Ltd. which provides logistics services related to storage and transportation of raw materials used in steel production and other industries. In October 2003, we agreed to invest an additional W12.5 billion in POSCO Terminal Co., Ltd. for the construction of facilities by October 2005 to increase its annual handling capacity by 4.0 million tons. This facility enhancement will allow POSCO Terminal to transport raw materials on behalf of third parties including electric power companies, cement companies and overseas steel manufacturers.

      New businesses not related to our steel operations in which we intend to focus our efforts for diversification include biotechnology, advanced materials and alternative energy development. For example, in September 2002, we agreed to set up a venture capital fund in the United States called POSCO BioVenture, L.P. and committed to investing $50.0 million by December 2005. The fund invests in promising biotech companies, including numerous pharmaceutical companies, and assists in their development in cooperation with Pohang University of Science & Technology.

Major Products

      We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

      The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	Year Ended December 31,

	1999		2000		2001		2002		2003

	Billions of		Billions of		Billions of		Billions of		Billions of
Steel Product	W	%	W	%	W	%	W	%	W	%

Hot rolled products	3,251	26.8	3,137	23.6	3,125	24.8	3,416	25.4	4,185	26.1
Plates	1,211	10.0	1,239	9.3	1,242	9.9	1,237	9.2	1,320	8.2
Wire rods	778	6.4	933	7.0	1,149	9.1	1,178	8.7	1,064	6.6
Cold rolled products	4,187	34.6	4,526	34.0	4,055	32.2	4,310	32.0	5,208	32.4
Silicon steel sheets	269	2.2	315	2.4	304	2.4	347	2.6	431	2.7
Stainless steel products	2,142	17.7	2,555	19.2	2,076	16.5	2,278	16.9	3,172	19.7
Others	277	2.3	607	4.6	624	5.0	700	5.2	687	4.3

Total	12,115	100.0	13,312	100.0	12,576	100.0	13,465	100.0	16,067	100.0

	Year Ended December 31,

	1999		2000		2001		2002		2003

	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Product	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	10,712	38.2	10,098	35.0	11,381	37.9	11,461	37.8	11,514	37.6
Plates	3,026	10.8	3,146	10.9	3,146	10.5	3,060	10.1	3,047	9.9
Wire rods	2,169	7.7	2,651	9.2	2,802	9.3	2,808	9.3	2,777	9.1
Cold rolled products	8,786	31.3	9,437	32.7	9,425	31.3	9,503	31.3	9,770	31.9
Silicon steel sheets	463	1.7	542	1.9	591	2.0	589	1.9	671	2.2
Stainless steel products	1,639	5.9	1,423	4.9	1,266	4.2	1,394	4.6	1,778	5.8
Others	1,244	4.4	1,578	5.5	1,455	4.8	1,518	5.0	1,100	3.5

Total	28,039	100.0	28,875	100.0	30,065	100.0	30,333	100.0	30,657	100.0

      The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 1.3 million tons in 1999, 1.4 million tons in 2000, 1.3 million tons in 2001, 1.2 million tons in 2002 and 1.4 million tons in 2003, accounting for W572 billion in 1999, W644 billion in 2000, W657 billion in 2001, W511 billion in 2002 and W679 billion in 2003, respectively.

Hot Rolled Products

      Hot rolled coils and sheets have many different industrial applications. They are used to manufacture structural steel used in the construction of buildings and bridges, railway rolling stocks, industrial pipes and tanks, and automobile chassis. Hot rolled coil is also manufactured in a wide range of widths and thickness as the feedstock for higher value-added products such as cold rolled products and silicon steel sheets.

      Our deliveries of hot rolled products amounted to 11.5 million tons in 2003, representing 37.6% of our total steel sales volume. The Korean market accounted for 9.1 million tons or 78.6% of our hot rolled product sales in 2003, representing a domestic market share of approximately 69.2%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.

      Hot rolled products constitute our largest product category in terms of sales volume and revenue. In 2003, our sales volume of hot rolled products remained fairly constant compared to 2002.

Plates

      Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

      Our deliveries of plates amounted to 3.0 million tons in 2003, representing 9.9% of our total steel sales volume. The Korean market accounted for 2.7 million tons or 88.1% of our plate sales in 2003, representing a domestic market share of approximately 44.4%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

      In 2003, our sales volume of plates remained fairly constant compared to 2002.

Wire Rods

      Wire rods are used mainly by manufacturers of wire, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automobile industry.

      Our deliveries of wire rods amounted to 2.8 million tons in 2003, representing 9.1% of our total steel sales volume. The Korean market accounted for 2.2 million tons or 78.5% of our wire rod sales in 2003, representing a domestic market share of approximately 65.6%. The largest customers for our wire rods are manufacturers of wire and nails.

      In 2003, our sales volume of wire rods decreased by 1.1% compared to 2002.

Cold Rolled Products

      Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automobile industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

      Our deliveries of cold rolled products amounted to 9.8 million tons in 2003, representing 31.9% of our total steel sales volume. The Korean market accounted for 5.1 million tons or 52.4% of our cold rolled product sales in 2003, representing a domestic market share of approximately 47.7%.

      Cold rolled products constitute our second product category in terms of sales volume and revenue. Sales of cold rolled products in recent years had experienced growth due to increasing demand for higher quality products in the automobile, electrical appliances and other industries. In 2003, our sales volume of cold rolled products increased by 2.8% compared to 2002.

Silicon Steel Sheets

      Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

      Our deliveries of silicon steel sheets amounted to 671 thousand tons in 2003, representing 2.2% of our total steel sales volume. The Korean market accounted for 449 thousand tons or 66.9% of our silicon steel sheet sales in 2003, representing a domestic market share of approximately 97.6%.

      Our sales volume of silicon steel sheets increased significantly since 1998 as a result of increased demand from manufacturers of power transformers and generators and rotating machines and an addition of a manufacturing line, which was completed in October 1998. The new line has an annual production capacity of 240,000 tons of silicon steel sheets.

      In 2003, our sale volume of silicon steel sheets increased by 13.9% compared to 2002, primarily as a result of rationalization of our facilities which increased our production of silicon steel sheets.

Stainless Steel Products

      Stainless steel products are used by the chemical industry, paper mills, the aviation industry, the automobile industry, the construction industry and the food processing industry.

      Our deliveries of stainless steel products amounted to 1,778 thousand tons in 2003, representing 5.8% of our total steel sales volume. The Korean market accounted for 983 thousand tons or 55.3% of our stainless steel product sales in 2003, representing a domestic market share of approximately 51.4%.

      Although sales of stainless steel products accounted for only 5.8% of our total sales volume in 2003, they represented 19.7% of our total revenues from sales of steel products in 2003. Our sales volume of stainless steel increased by 27.6% in 2003 compared to 2002, primarily as an increase in production from completion of our stainless steel hot rolling facility in April 2003.

Others

      Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slabs.

Markets

      Korea is our most important market. Domestic sales represented 68.9% of our total steel sales volume in 2003. Exports and overseas sales by our overseas subsidiaries represented 31.1% of our total sales volume in 2003. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent, to expand our international market presence and to earn foreign exchange.

Domestic Market

      The total Korean market for steel products amounted to 45.4 million tons in 2003. We sold a total of 21.1 million tons of steel products in Korea in 2003, maintaining an overall domestic market share of 46.6% for such period. In 2003, we had a domestic market share of more than 44.4% for each of our major product categories. See “— Major Products”.

      The table below sets out sales of steel products in Korea for the periods indicated.

	Year Ended December 31,

	1999		2000		2001		2002		2003

	Thousands		Thousands		Thousands		Thousands		Thousands
	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’S sales	18,997	56.3	20,059	52.2	20,894	54.6	21,090	48.2	21,121	46.6
Other Korean steel companies’ sales	12,559	37.2	15,116	39.3	14,144	37.0	17,732	40.6	17,838	39.3
Imports(1)	2,479	7.3	3,266	8.5	3,235	8.5	4,898	11.2	6,411	14.1

Total domestic sales(1)	34,035	100.0	38,441	100.0	38,273	100.0	43,720	100.0	45,370	100.0

(1)	Source: 2003 Official Statistics, Korea Iron & Steel Association.

      Total sales volume of our steel products increased in 2000 by 5.6%, as the Korean economy rebounded from the difficult economic conditions of the late 1990s. Total sales volume increased further by 4.2% in 2001, 0.9% in 2002 and 0.2% in 2003, as the Korean economy continued its growth during this period. Our share of the Korean market decreased from 56.3% in 1999 to 52.2% in 2000, primarily as a result of normalized operations at other Korean steel companies that had experienced difficulties in immediately preceding periods. Our market share increased to 54.6% in 2001 as our sales increased while sales of other Korean steel companies decreased. Our market share decreased to 48.2% in 2002 as substantial increases in sales volume of other Korean steel companies and import volume more than offset a 0.9% increase in our sales volume. Increased demand from the shipbuilding industry and the automobile industry contributed to a 14.2% increase in total domestic sales volume in 2002 compared to 2001. Our market share decreased to 46.6% in 2003 as increases in sales volume of other Korean steel companies and import volume more than offset a 0.2% increase in our sales volume. Total domestic sales in Korea increased by 3.8% in 2003, primarily resulting from an increase in demand from the construction industry which more than offset decreases in demand from the automobile industry and the consumer appliance industry. Imports into the Korean market in recent years have been mainly from Japan, China and Russia.

      We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. In 2003, approximately 71% of our total sales in Korea in terms of volume were made directly to end-users and other steel processors, and the remainder were made to local distribution companies including our consolidated subsidiaries. The role of the distribution companies and sales affiliates is to sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors and in each important product area.

      For a discussion of our domestic sales of steel products in 2001, 2002 and 2003 and factors that may affect domestic sales in the future, see “Item 5. Operating and Financial Review and Prospects — Item 5A. Operating Results”.

Exports

      Exports and sales of steel products by our overseas subsidiaries represented 31.1% of our total sales volume of steel products in 2003, 78.5% of which was generated in Asia. Our exports in terms of sales volume increased by 3.2% to 9.5 million tons in 2003, primarily as a result of an increase in our exports to China, which more than offset decreases in Asia (excluding China and Japan) and North America. The tables below set out our exports and sales of steel products by our overseas subsidiaries in terms of sales volume by geographical market and by product for the periods indicated.

	Year Ended December 31,

	1999		2000		2001		2002		2003

	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	1,954	21.6	2,798	31.7	2,976	32.4	2,828	30.6	3,510	36.8
Asia (other than China and Japan)	2,017	22.3	1,994	22.6	1,965	21.4	2,414	26.1	2,259	23.7
Japan	2,261	25.0	2,136	24.2	2,040	22.2	1,780	19.3	1,719	18.0
North America	1,865	20.6	1,094	12.4	665	7.2	978	10.6	715	7.5
Europe	578	6.4	285	3.2	313	3.4	294	3.2	236	2.5
Others	367	4.1	509	5.8	1,213	13.2	949	10.3	1,096	11.5

Total	9,042	100.0	8,816	100.0	9,172	100.0	9,243	100.0	9,535	100.0

	Year Ended December 31,

	1999		2000		2001		2002		2003

	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	3,455	38.2	2,234	25.3	2,225	24.3	2,224	24.1	2,464	25.8
Plates	404	4.5	377	4.3	318	3.5	300	3.2	363	3.8
Wire rods	357	4.0	619	7.0	672	7.3	679	7.3	598	6.3
Cold rolled products	4,004	44.3	4,522	51.3	4,923	53.7	4,694	50.8	4,649	48.8
Silicon steel sheets	120	1.3	144	1.6	134	1.5	161	1.7	223	2.3
Stainless steel products	486	5.4	671	7.6	646	7.0	706	7.6	795	8.3
Others	216	2.3	249	2.8	254	2.8	478	5.2	443	4.7

Total	9,042	100.0	8,816	100.0	9,172	100.0	9,243	100.0	9,535	100.0

      The table below sets out our total net sales, including non-steel sales, by geographic area for the periods indicated.

	Year Ended December 31,

Area	2001		2002		2003

	(billions)
Korea	W	8,507	W	9,531	W12,100
China		2,037		2,089	2,706
Asia (other than China and Japan)		822		1,069	1,079
Japan		692		650	771
North America		386		473	312
Other		677		543	822

		13,121		14,355	17,789

      The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

      The world steel industry continues to have production over-capacity. The table below sets out the world’s crude steel consumption for the periods indicated.

	Year Ended December 31,

	1998	1999	2000	2001	2002

Crude steel equivalent consumption (million tons)	781	805	869	834	887
Percentage of annual increase (decrease)	(1.1)%	3.1%	8.0%	(4.0)%	6.4%

Source: International Iron and Steel Institute.

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

      We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries. Our largest export market in 2003 was China, which accounted for 36.8% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China amounted to 3.0 million tons in 2001, decreased to 2.8 million tons in 2002 and increased to 3.5 million tons in 2003. Exports to China increased by 24.1% in 2003 primarily due to our increased marketing focus in this region. We expect exports to China to continue to increase. See “— Business Strategy Continue to Expand our Export Base”. Sales volume to Asian countries other than China and Japan increased from 2.0 million tons in 2001 to 2.4 million tons in 2002 and decreased by 6.4% to 2.3 million tons in 2003 primarily due to our decision to increase sales in China. Our exports to Japan decreased during each of the past five years, from 2.3 million tons in 1999 to 1.7 million tons in 2003. Profit margins from export sales to China, Indonesia and Malaysia have typically been higher than export sales to Japan in recent years.

      To offset the slowdown in the economies of Asian countries in the late 1990s, we focused our efforts on increasing exports to Europe and North America during that period. However, from 1999 to 2003, sales volume to these regions decreased, primarily due to anti-dumping proceedings and our decision to export to Asian countries other than Japan that have higher profit margins. As a result, sales volume to North America and Europe decreased to 1.0 million tons in 2003, representing only 10.0% of our export volume of steel products.

      A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products for sale in the United States. Our sales to UPI were 425 thousand tons in 2001, 686 thousand tons in 2002 and 539 thousand tons in 2003, accounting for approximately 64% of our sales to North America in 2001, 70% in 2002 and 75% in 2003. Our sales to UPI decreased significantly in 2001 due to the suspended operation of UPI’s manufacturing plant from May 2001 to March 2002 resulting from a major fire. The manufacturing plant resumed its normal operation in April 2002.

      In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty of 1.15% and a dumping duty of 0.86%, our sales of stainless steel plates are subject to a dumping duty of 1.19%, our sales of stainless steel sheets are subject to a dumping duty of 0.92%, and sales of stainless steel wire rods by Changwon Specialty Steel are subject to a dumping duty of 1.67% in the United States.

      In China, we are subject to a dumping duty of 11.0% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such dumping duty.

      The United States imposed temporary safeguard measures on key steel products to provide relief to the U.S. steel industry in March 2002, followed by temporary safeguard measures imposed by the European Union in March 2002 and China in May 2002. These measures imposed annual quotas on certain products exported by Korean steel manufacturers, as well as additional tariff on imports exceeding the global quota amount. The United States withdrew these measures on December 4, 2003, followed by the European Union on December 6, 2003 and China on December 26, 2003.

      Our products that have been subject to anti-dumping and countervailing proceedings or safeguard measures in the United States, China and the European Union in the aggregate have not accounted for a material portion of our total sales in recent years. Consequently, the anti-dumping and countervailing duties or safeguard measures imposed on our products have not had a material adverse effect on our total sales. However, there can be no assurance that further increases in or new imposition of dumping duties, countervailing duties, quotas or tariffs on our sales in the United States, China or the European Union may not have a material adverse effect on our exports to these regions in the future.

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

      Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets must be competitive with the prices charged by our Japanese competitors. Global demand remained stable in 2001 but export prices in Dollar terms fell during this period as a result of increased production and continuing over-capacity in the world steel industry. Export prices in Dollar terms increased in 2002 as the United States, China and the European Union announced their safeguard measures on key steel products to provide relief to their domestic steel manufacturers, demand for steel products increased in China and the prices of raw materials used in steel production generally increased in Dollar terms. Export prices in Dollar terms, after stabilizing in the first half of 2003, increased in the second half of 2003, primarily as a result of general recovery of the global economy as well as increases in transportation cost and price of raw materials.

Raw Materials

Steel Production

      The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2003, we imported approximately 41 million tons of iron ore and 20 million tons of coal. Iron ore is imported mainly from Australia, Brazil and India. Coal is imported mainly from Australia, China, Canada and Russia.

      In 2003, we purchased all of our iron ore and coal imports pursuant to long-term contracts. We purchased about 12.6% of our coal imports in 2003 from foreign mines in which we have made an investment. The long-term contracts generally have terms of five to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts require us to purchase a minimum amount of the relevant raw materials each year, and to date the minimum purchase amounts have been equivalent to about 10% to 20% of our total yearly purchases under these contracts. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

      The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) decreased by 6.6% in 2002 but increased by 2.1% in 2003. The average price of coal per ton (including all associated costs such as customs duties and transportation costs) increased by 0.3% in 2002 but decreased to 2.8% in 2003. We currently do not depend on any single country or supplier for our iron ore or coal.

      In April 3, 2002, we entered into an agreement with BHP Billiton, Itochu Corporation and Mitsui Corporation and invested A$16.3 million to establish the largest iron ore development project in Australia. We have a 20% interest in the project, while BHP Billiton, Itochu and Mitsui have 65%, 8% and 7% interests, respectively. We are obligated under the agreement to purchase 3.0 million tons of iron ore each year, representing approximately 8% of our total annual iron ore procurement amount, for twenty-five years starting in 2003. The purchase price will be determined based on the global market price at the time of purchase. We purchased 3.0 million tons of iron ore in 2003.

      We continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet our requirements for high quality raw materials.

Stainless Steel Production

      The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia, Russia and Japan, as well as Korea. A substantial portion of requirements for ferrochrome are purchased from producers in South Africa, Zimbabwe and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas dealers, as well as from processors in Korea, Japan, United States and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average price of nickel per ton (including all associated costs such as customs duties and transportation costs) increased by 6.3% in 2002 and 31.0% in 2003.

Transportation

      Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These thirty-seven dedicated bulk carriers transported approximately 73% of our imported raw materials in 2003, with the remaining 23% transported by other vessels through short-term chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 25% and 10% of the total cost of such materials in 2003.

The Steelmaking Process

      Our major production facilities, Pohang Works and Gwangyang Works, produce steel by the basic oxygen steelmaking method. The stainless steel plant at Pohang Works produces stainless steel by the electric arc furnace method.

Steel — Basic Oxygen Steelmaking Method

      First, molten pig iron is produced in a blast furnace from iron ore, which is the basic raw materials used in steelmaking. Molten pig iron is then refined into molten steel in converters by blowing pure oxygen at high pressure to remove impurities. At this stage, steel scrap may be added to increase the volume of molten steel produced. Different desired steel properties may also be obtained by regulating the chemical contents.

      At this point, molten steel is made into semi-finished products such as slabs, blooms or billets at the continuous casting machine. Slabs, blooms and billets are different standardized sizes and shapes.

      Continuous casting improves product quality by imparting a homogenous structure to the steel. Pohang Works and Gwangyang Works produce all of their products through continuous casting.

      Slabs, blooms and billets are semi-finished lower margin products that we either use to produce our further processed products or sell to other steelmakers that produce further processed steel products.

      Slabs are processed to produce hot rolled coils products at hot strip mills or to produce plates at plate mills. Blooms and billets are processed into wire rods at wire rod mills.

      Hot rolled coils are an intermediate stage product that may either be sold to our customers as various finished products or be further processed by us or our customers into higher value-added products, such as cold rolled sheets and silicon steel sheets.

Stainless Steel — Electric Arc Furnace Method

      Stainless steel is produced from stainless steel scrap, chrome, nickel and steel scrap using an electric arc furnace. Stainless steel is then processed into higher value-added products by methods similar to those used for steel production. Stainless steel slabs are produced at a continuous casting mill. The slabs are processed at hot rolling mills into stainless steel hot coil, which can be further processed at cold strip mills to produce stainless cold rolled steel products.

Competition

Domestic Market

      We are currently the only fully integrated steel producer in Korea. As we have more than 44.4% of the domestic market share in each of our major product categories, we generally face only fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 69.2% in 2003, we face competition from a Korean operator of mini-mills, which produces lower quality products, and from various foreign producers, primarily from Japan and Russia. In cold rolled products and stainless steel products, where we had a market share of approximately 47.7% and 51.4% in 2003, respectively, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from Japan and Russia.

      We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitor in Korea is INI Steel Company, the second largest electric-furnace steel producer in the world with annual crude steel production of 7.7 million tons in 2003. INI Steel was spun-off from Hyundai Group in August 2000. In March 2000, INI Steel merged with Kangwon Industries, a specialized domestic manufacturer which had been undergoing a workout program. In addition, in May 2000, INI Steel purchased shares of BNG Steel (formerly Sammi Steel), a specialized domestic manufacturer.

      The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

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

Diversification

      Our first priority is to maximize revenues and profits from our steel operations. We also selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. New businesses related to our steel operations include liquefied natural gas production and logistics. We are currently constructing a W288 billion liquefied natural gas terminal scheduled for completion in June 2005. In January 2003, we also entered into a joint venture with Mitsui Corporation of Japan to invest W255.0 million for a 51.0% interest in POSCO Terminal Co., Ltd. which provides logistics services related to storage and transportation of raw materials used in steel production and other industries. In October 2003, we agreed to invest an additional W12.5 billion in POSCO Terminal Co., Ltd. for the construction of facilities by October 2005 to increase its annual handling capacity by 4.0 million tons. This facility enhancement will allow POSCO Terminal to transport raw materials on behalf of third parties including electric power companies, cement companies and overseas steel manufacturers.

      New businesses not related to our steel operations in which we intend to focus our efforts for diversification include biotechnology, advanced materials and alternative energy development. For example, in September 2002, we agreed to set up a venture capital fund in the United States called POSCO BioVenture, L.P. and committed to investing $50.0 million by December 2005. The fund invests in promising biotech companies, including numerous pharmaceutical companies, and assists in their development in cooperation with Pohang University of Science & Technology.

      Currently, the revenues we derive from these ventures and companies are not, in the aggregate, material.

Insurance

      We maintain casualty and fire insurance for our facilities and loss insurance for our raw materials and supplies. We maintain medical and accident insurance for our employees to the extent we consider appropriate.

The Environment

      We believe we are in compliance with all applicable environmental laws and regulations. Our levels of pollution control are higher than those mandated by Government standards. We continue to voluntarily reduce emissions from our operations by using less Peruvian iron ore, using lower sulphur content oil, and modernizing anti-pollution facilities. We spent approximately W93.2 billion on anti-pollution facilities in 2003.

Item 4C.	Organizational Structure

      These matters are discussed under Item 4B. where relevant.

Item 4D.	Property, Plants and Equipment

      Our principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang City in the southwestern region of Korea. We expect to increase our production capacity in the future when we increase our production capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities.

Pohang Works

      Construction of Pohang Works began in 1970 and ended in 1983. Currently, Pohang Works has an annual crude steel and stainless steel production capacity of 12.87 million tons. The completion of construction of stainless steel manufacturing, continuous casting, annealing and pickling lines in April 2003 increased annual production capacity of Pohang Works by 0.60 million tons.

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

      Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

      The following table sets out Pohang Work’s capacity utilization rates for the periods indicated.

	Year Ended December 31,

	1999	2000	2001	2002	2003

Crude steel and stainless steel production capacity (million tons per year)	12.20	12.20	12.20	12.20	12.87
Actual crude steel and stainless steel output (million tons)	12.20	12.36	12.04	12.16	12.67
Capacity utilization rate (%)(1)	100.0	101.3	98.7	99.7	98.4

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

      Construction of Gwangyang Works began in 1985 on a site of 14.0 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. Production capacity is currently 15.83 million tons per year.

      Gwangyang Works is comprised of 34 plants and 27 supporting facilities, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 250,000 tons for unloading raw materials, storage areas for 44 days’ supply of raw materials and separate docking facilities.

      We believe Gwangyang Works is one of the most technologically advanced integrated steel facilities in the world. Gwangyang Works has a completely automated, linear production system that enables the whole production process, from iron-making to finished products, to take place without interruption. This advanced system reduces the production time for hot rolled products to only four hours. Like Pohang Works, Gwangyang Works is equipped with an up-to-date computerized production-management system allowing constant monitoring and control of the production process.

      Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

      Capacity utilization has kept pace with increases in capacity. The following table sets out Gwangyang Works’ capacity utilization rates for the periods indicated.

	Year Ended December 31,

	1999	2000	2001	2002	2003

Crude steel and stainless steel production capacity (million tons per year)	15.80	15.80	15.80	15.80	15.83
Actual crude steel and stainless steel output (million tons)	14.34	15.38	15.78	15.90	16.23
Capacity utilization rate (%)(1)	90.8	97.3	99.9	100.6	102.5

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Joint Ventures and Others

      In September 1996, we entered into an agreement with Zhangjiagang Group Co. of the People’s Republic of China to establish a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. Pursuant to this agreement, we have an 82.5% interest in the joint venture. The plant commenced production of stainless cold rolled steel products and galvanizing iron in December 1998 and produced 162,700 tons of stainless cold rolled products in 2001, 184,258 tons in 2002 and 240,722 tons in 2003. The plant also produced 136,500 tons of galvanizing iron in 2001, 144,547 tons in 2002 and 147,195 tons in 2003. In October 2003, we announced plans to expand the production facilities of our Chinese subsidiary by investing $244.1 million to construct new mills by December 2006 and enhance the annual production capacity by 600 thousand tons of stainless steel hot rolled products.

      We established Changwon Speciality Steel as a wholly-owned subsidiary in Korea in February 1997, and we currently have a 99.0% interest. In March 1997, Changwon Speciality Steel acquired the round bar and pipe business and certain inventory and property, plant and equipment of Sammi Steel Co., Ltd. The plants acquired by Changwon Speciality Steel have annual production capacities of 759,000 tons of wire rods, round bars, steel pipes and semi-finished products. Changwon Speciality Steel produced 746,000 tons of such products in 2003.

      In September 2002, we agreed to make a $131 million investment for an 80% interest in newly formed Qingdao Pohang Stainless Steel Co., Ltd. to manufacture and sell stainless cold rolled steel products in China. Construction of the plant began in August 2003. The plant will have an annual production capacity of 150,000 tons of stainless cold rolled steel products and is expected to become operational in December 2004.

      In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.8 million ton that we expect to be operational by December 2005. In the second half of 2004, we plan to invest $23.2 million for a 10.0% interest in Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and to invest another $23.2 million through POSCO China Holding Corporation for an additional 10.0% interest.

      In November 2003, we launched POSCO China Holding Corporation, a holding company for our investments in China. POSCO China Holding Corporation will also provide support to our Chinese investment projects and affiliated companies with their marketing efforts in China and help solidify their business relationships with clients and suppliers. We believe that China offers substantial growth opportunities and we plan to selectively seek additional investment opportunities.

Item 5.	Operating and Financial Review and Prospects

Item 5A.	Operating Results

      Our results of operations are affected by sales volume, unit prices and product mix, costs and production efficiency and exchange rate fluctuations.

Overview

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

      Our sales volume increased by 0.9% in 2002 and 1.1% in 2003. In 2002, our crude steel output increased to 28.1 million tons and sales volume increased to 30.3 million tons due to continuing increase in domestic demand. In 2003, our crude steel output increased to 28.9 million tons and sales volume increased to 30.7 million tons due to strong export demand, as well as an increase in domestic demand from the construction industry. For a discussion of our sales volume and revenues by major products and markets from 2001 to 2003, see “Item 4. Information on the Company — Item 4B. Business Overview — Major Products” and “— Markets”.

      Unit sales price for all of our principal product lines other than stainless steel increased in 2002 and the weighted average unit prices for our products increased by 6.1% in 2002 compared to 2001. Unit sales prices of hot rolled products and cold rolled products, which accounted for 69.1% of our sales volume in 2002, increased by 8.6% and 5.4% in 2002, respectively. Unit sales prices of wire rods, specialty products and plates, which accounted for 24.4% of our sales volume in 2002, increased by 2.3%, 7.3% and 2.4% in 2002, respectively. These increases were partially offset by a 0.3% decrease in unit sales price of stainless steel products. Increase in unit sales price generally continued in 2003. Unit sales price for all of our principal product lines other than wire rods increased in 2003 and the weighted average unit prices for our products increased by 18.1% in 2003 compared to 2002. Unit sales price of hot rolled products, which accounted for 37.6% of total sales volume, increased by 21.9% in 2003. Unit sales price of cold rolled products, which is our second largest product category in terms of sales volume with 31.9%, increased by 17.5% in 2003. These increases were partially offset by an 8.7% decrease in unit sales price of wire rods, which accounted for 9.1% of total sales volume in 2003. Export prices in Dollar terms increased in 2002 as the United States, China and the European Union announced their safeguard measures on key steel products to provide relief to their domestic steel manufacturers, demand for steel products increased in China and the prices of raw materials used in steel production generally increased in Dollar terms. Export prices in Dollar terms, after stabilizing in the first half of 2003, increased in the second half of 2003, primarily as a result of general recovery of the global economy as well as increases in transportation cost and price of raw materials. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports”.

      The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	Year Ended December 31,

Product	2001		2002		2003

	(thousands of W per ton)
Hot rolled products	W	274.6	W	298.1	W	363.5
Plates		394.8		404.1		433.1
Wire rods		410.1		419.5		383.2
Cold rolled products		430.3		453.6		533.1
Silicon steel sheets		515.2		588.0		642.0
Stainless steel products		1,639.9		1,634.4		1,783.7
Others		429.3		460.9		624.6
Average(1)		418.3		443.9		524.1

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products”.

Costs and Production Efficiency

      Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases.

      The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	Year Ended December 31,

	2001	2002	2003

	(percentage of net sales)
Cost of goods sold	81.4%	79.0%	75.6%
Selling and administrative expenses(1)	6.5	6.7	6.0

Total operating expenses	87.9	85.7	81.6

Gross margin	18.6	21.0	24.4
Operating margin	12.1	14.3	18.4

(1)	See Note 23 of Notes to Consolidated Financial Statements.

      Our production efficiency in recent years has continued to benefit from operation near or in excess of stated capacity levels. Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. We expect to increase our production capacity in the future when we increase our production capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. See “Item 4. Information on the Company — Item 4D. Property, Plants and Equipment”.

      The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	1999		2000	2001		2002		2003

Crude steel and stainless steel production capacity (million tons per year)	28.00	(1)	28.00	28.00	(1)	28.00	(1)	28.66	(1)
Actual crude steel and stainless steel output (million tons)	26.54	(1)	27.74	27.83	(1)	28.07	(1)	28.90	(1)
Capacity utilization rate (%)	94.8		99.1	99.4		100.3		100.8
Steel product sales (million tons)(2)	28.04		28.88	30.07		30.33		30.66
Man-hours per ton of crude steel produced(3)	1.29		1.29	1.28		1.26		1.16

(1)	Includes production capacity and output of Changwon Specialty Steel.

(2)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 1.3 million tons in 1999, 1.4 million tons in 2000, 1.3 million tons in 2001, 1.2 million tons in 2002 and 1.4 million tons in 2003.

(3)	Does not include in the calculation employees of our subsidiaries or subcontractors.

Exchange Rate Fluctuations

      Exchange rate fluctuations also have affected our results of operations and liquidity in recent years. Foreign exchange translation gains and losses arise as a result of fluctuations in the rates of exchange of Won to the foreign currencies in which some of our assets and liabilities are denominated (primarily Dollars and Yen). Depreciation of the Won against the Dollar and other foreign currencies will increase the amount of Won required for us to make interest and principal payments on foreign currency-denominated debt. In terms of the average noon buying rate, the Won appreciated against the Dollar from W1,293.4 per Dollar in 2001 to W1,242.0 per Dollar in 2002 and W1,183.0 per Dollar in 2003. See “Item 3. Key Information — Exchange Rate Information”. See “Item 3. Key Information — Item 3D. Risk Factors — Adverse Developments in Korea and Asia” and “— Adverse Impact of Depreciation of the Won”.

      As of December 31, 2001, we had net foreign currency denominated liabilities of approximately W3,764 billion, including net liabilities of approximately US$2,032 million and Yen 105 billion. Primarily as a result of depreciation in the Won relative to the Dollar, we recorded net foreign exchange transaction and translation loss of W10 billion in 2001, all of which was included in our results of operations for 2001. As of December 31, 2002, we had net foreign currency denominated liabilities of W3,207 billion, including net liabilities of approximately US$1,840 million and Yen 92 billion. Primarily as a result of the appreciation in the Won relative to the Dollar and the Yen, we recorded net foreign exchange transaction and translation gain of W135 billion in 2002, all of which was included in our results of operations for 2002. As of December 31, 2003, we had net foreign currency denominated liabilities of approximately W3,470 billion, including net liabilities of approximately US$1,854 million and Yen 90 billion. Primarily as a result of the depreciation of the Won relative to the Yen, we recorded net foreign exchange transaction and translation loss of W105 billion in 2003, all of which we recorded in our results of operations for 2003. Our ultimate foreign currency translation gains and losses will depend on future currency exchange rates and other factors.

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

      From time to time we enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. As of December 31, 2003, we had entered into one currency swap contract and five currency forward contracts. As of December 31, 2003, we estimate that the net valuation loss of above contracts was approximately W27.9 billion and net transaction gain was W821 million. We may incur losses under our existing swap transactions or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Impairment Loss on the No. 2 Mini-mill at Gwangyang Works

      We started the construction of the no. 2 mini-mill at Gwangyang Works in 1997. The Board of Directors decided in May 1998 to temporarily suspend the construction of the mini-mill due to the unstable economic condition in Korea and the Asia Pacific Region. As a result of unfavorable market conditions in the steel industry, the management’s operation committee decided in April 2002 to cease the construction on the no. 2 mini-mill and instead use the buildings for the Tailor Welded Blank (“TWB”) project to manufacture custom-made automobile body panels. Accordingly, we recognized aggregate impairment losses on buildings and machinery of the no. 2 mini-mill at Gwangyang Works of W5 billion and W235 billion, respectively, as of December 31, 2002.

      In June 2003, we amended our plan and determined that only some of the buildings of the mini-mill will be used for the TWB project. With the approval of our Board of Directors, we also decided to sell the machinery of the mini-mill to a third party. Accordingly, in 2003, we recognized additional impairment losses of W79 billion on buildings based on their net realizable value and W72 billion on machinery based on estimated selling price. We also reclassified related equipment, which we intend to dispose of, as other investment assets as of December 31, 2003. As a result of the impairment write-downs, the carrying value of the investment in the mini-mill became W144 billion and was included as other investment assets and construction in progress under fixed assets as of December 31, 2003. See “— Critical Accounting Policies — Impairment of Long-lived Assets” and Note 8 of Notes to Consolidated Financial Statements. We are planning to sell the machinery of the mini-mill in the near future.

Inflation

      Inflation in the Republic, which was 4.1% in 2001, 2.7% in 2002 and 3.6% in 2003, has not had a material impact on our results of operations in recent years.

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

Operating Results

2003 Compared to 2002

      Our sales in 2003 increased by 23.9% to W17,789 billion from W14,355 billion in 2002, reflecting an increase of 18.1% in the average unit sales price per ton of our steel products and a 1.1% increase in the sales volume of our steel products.

      Sales volume of stainless steel products, which accounted for 5.8% of total sales volume, showed greatest increase among our major steel product categories in 2003 with 27.6%. Sales volume of silicon steel sheets, which accounted for 2.2% of total sales volume, increased by 13.9%. In addition, sales volume of cold rolled products and hot rolled products, our two largest product categories in terms of sales volume which accounted for an aggregate of 69.4% of total sales volume, increased by 2.8% and 0.5%, respectively. On the other hand, sales volume of other steel products, wire rods and plates, which accounted for an aggregate of 22.6% of total sales volume, decreased by 27.6%, 1.1% and 0.4%, respectively. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products”.

      Domestic sales in 2003 increased by 27.0% in terms of total sales revenues and 0.2% in terms of sales volume of steel products compared to 2002. In 2003, our domestic sales accounted for approximately 68.9% of our total sales volume compared to 69.5% in 2002. The increase in domestic sales revenues in 2003 compared to 2002 was attributable primarily to an increase in the price of steel products sold in Korea.

      Export sales in 2003 increased by 17.9% in terms of total sales revenues and 3.2% in terms of sales volume of steel products compared to 2002. Exports as a percentage of total sales volume increased to 31.1% in 2003 from 30.5% in 2002. The increase in export sales revenues in 2003 compared to 2002 was attributable primarily to an increase in the price of steel products sold abroad, as well as stronger demand for our products from China.

      Gross profit in 2003 increased by 43.8% to W4,338 billion from W3,017 billion in 2002. Gross margin in 2003 increased to 24.4% from 21.0% in 2002, as the 23.9% increase in sales more than offset an 18.6% increase in cost of goods sold in 2003 compared to 2002. The increase in cost of goods sold was attributable primarily to increases in purchase of raw materials and depreciation, as well as an increase in labor expenses resulting from higher performance bonuses. Raw materials costs in 2003 increased primarily as a result of a general increase in the unit cost of nickel, scrap metal and iron ore, as well as an increase in our production of crude steel to 28.9 million tons in 2003 compared to 28.1 million tons in 2002.

      Including all associated costs such as customs duties and transportation costs, the average price of nickel per ton increased by 30.8% in 2003 and the average price of iron ore per ton increased by 2.1% in 2003. Effects from these increases more than offset results of a 2.8% decrease in the average price of coal per ton in 2003.

      Operating income in 2003 increased by 59.2% to W3,263 billion compared to W2,050 billion in 2002. Operating margin increased to 18.3% in 2003 from 14.3% in 2002, as selling and administrative expenses increased by 11.2% in 2003 to W1,075 billion compared to W967 billion in 2002. The increase in selling and administrative expenses resulted principally from increases in transportation and storage expenses, labor-related expenses, research and development expenses and stock compensation expenses. Our transportation and storage expenses in 2003 increased by 10.1% to W446 billion compared to W405 billion in 2002, primarily as a result of an increase in our transportation fees per ton. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 14.9% to W239 billion in 2003 compared to W208 billion in 2002, primarily as a result of increases in wages and higher performance bonuses, as well as an increase in welfare expenses. In 2003, salaries increased by 9.3% to W142 billion compared to W130 billion in 2002 and welfare expenses increased by 22.1% to W76 billion compared to W62 billion in 2002. An increase of 39.9% in research and development expenses to W57 billion in 2003 from W41 billion in 2002 resulted primarily from our increased research activities on implementation of Six Sigma projects and commercialization of a low-cost steel making process called FINEX. Our stock compensation expenses in 2003 increased by 190.8% to W19 billion from W6 billion in 2002 primarily as a result of an increase in our share price in 2003.

      Our net income in 2003 increased by 83.2% to W1,996 billion compared to W1,089 billion in 2002 as an increase in operating income and decreases in other bad debt expense, loss on valuation of equity method investments and interest expense more than offset decreases in gain on foreign currency translations and gain on foreign currency transactions, as well as an increase in donations. We did not recognize any other bad debt expense in 2003 compared to W178 billion in 2002 and our loss on valuation of equity method investments in 2003 decreased by 96.5% to W5 billion from W129 billion in 2002. In

2002, we recognized bad debt expense of W133 billion and valuation loss of W135 billion from the liquidation of POSVEN. Our interest expense in 2003 decreased by 24.6% to W250 billion from W332 billion in 2002 as the interest rate paid on interest-bearing liabilities generally decreased in 2003 compared to 2002. Gain on foreign currency translations in 2003 decreased by 95.0% to W6 billion from W129 billion in 2002 and gain on foreign currency transactions in 2003 decreased by 36.1% to W84 billion from W132 billion in 2002 as the Korean Won appreciated against major foreign currencies in 2003, including the Dollar. Our donations in 2003 increased by 105.8% to W103 billion from W50 billion in 2002, primarily as a result of a donation of W51 billion to our employees’ welfare fund in 2003.

      Our effective tax rate in 2003 was 26.6% compared to 26.4% in 2002. See Note 25 of Notes to Consolidated Financial Statements.

2002 Compared to 2001

      Our sales in 2002 increased by 9.4% to W14,355 billion from W13,121 billion in 2001, reflecting an increase of 6.1% in the average unit sales price per ton of our steel products and a 0.9% increase in the sales volume of our steel products.

      Sales volume of stainless steel products, which accounted for 4.6% of total sales volume, increased by 10.1% in 2002. Sales volume of miscellaneous steel products, which accounted for 5.0% of total sales volume, increased by 4.3%. In addition, sales volume of cold rolled products, which accounted for 31.3% of total sales volume, and hot rolled products, which accounted for 37.8%, increased by 0.8% and 0.7%, respectively. Sales volume of wire rods, which accounted for 9.3% of total sales volume, increased by 0.2%. On the other hand, sales volume of plates, which accounted for 10.1% of total sales volume, and galvanized steel sheets, which accounted for 1.9%, decreased by 2.7% and 0.3%, respectively. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products”.

      Domestic sales in 2002 increased by 12.0% in terms of total sales revenues and 0.9% in terms of sales volume of steel products compared to 2001. In 2002, our domestic sales accounted for approximately 69.5% of our total sales volume, consistent with 2001. The increase in domestic sales revenues in 2002 compared to 2001 was attributable primarily to an increase in the price of steel products sold in Korea.

      Export sales in 2002 increased by 4.5% in terms of sales revenues and 0.8% in terms of sales volume compared to 2001. Exports as a percentage of total sales volume remained consistent at approximately 30.5% in 2002 compared to 2001. The increase in export sales in 2002 compared to 2001 was primarily attributable to a strong demand for our products from Asia other than China and Japan. Our export sales to this region in 2002 increased by 30.0% to W1,069 billion from W822 billion in 2001.

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

      Labor expenses, which consist of salaries and wages, provisions for severance benefits and welfare expenses included in cost of goods sold and in selling and administrative expenses, increased by 23.2% in 2002 to W1,497 billion from W1,215 billion in 2001 due primarily to increases in average wages and bonuses and provisions for severance benefits. We increased our provision for severance benefits included in cost of goods sold to W119 billion in 2002 compared to W71 billion in 2001 to reflect increases in average wages and the number of employees expected to retire in the near future. See “— Overview —

Significant Changes in Our Method of Calculating Retirement and Severance Benefits” and Note 2 of Notes to Consolidated Financial Statements.

      Operating income in 2002 increased by 29.1% to W2,050 billion compared to W1,587 billion in 2001. Operating margin increased to 14.3% in 2002 from 12.1% in 2001, as selling and administrative expenses increased by 13.2% in 2002 to W967 billion compared to W854 billion in 2001. The increase in selling and administrative expenses resulted principally from increases in labor-related expenses discussed above, as well as increases in advertising and fees and charges. Our advertising expenses increased by 54.6% to W37 billion compared to W24 billion in 2001 as we increased our global advertising during the 2002 FIFA Worldcup soccer tournament. An increase of 31.7% in fees and charges to W53 billion in 2002 from W41 billion in 2001 resulted primarily from fees and charges related to process innovation initiatives and FIFA Worldcup-related sponsorships.

      Our net income in 2002 increased by 28.8% to W1,089 billion compared to W846 billion in 2001 as increases in operating income and foreign exchange gains, as well as reductions in interest expense and foreign exchange losses, more than offset increases in other bad debt allowance and loss on valuation of equity method investments and loss on impairment of property, plant and equipment. Foreign exchange gains in 2002 increased by 24.9% to W261 billion from W209 billion in 2001 as a result of the appreciation of the Won against major currencies, primarily against the Dollar. Interest expense in 2002 decreased by 26.4% to W332 billion compared to W451 billion in 2001 due to our reduction in debt and a general decrease in interest rates. Other bad debt allowance in 2002 increased significantly to W178 billion from none in 2001 and loss on valuation of equity method investments increased more than three-fold to W129 billion in 2002 compared to W29 billion in 2001 primarily as a result of the liquidation of POSVEN in 2002. Other bad debt allowance and valuation loss related to POSVEN in 2002 amounted to W133 billion and W135 billion, respectively. Loss on impairment of property, plant and equipment of W54 billion in 2001 and W140 billion in 2002 arose from our decision to permanently cease construction of our no. 2 mini-mill at Gwangyang.

      Our effective tax rate in 2002 was 26.4% compared to 28.7% in 2001, partially due to a decrease in statutory tax rate to 29.7% in 2002 from 30.8% in 2001 and an increase in tax credit to W88 billion in 2002 from W61 billion in 2001. See Note 25 of Notes to Consolidated Financial Statements.

Item 5B.	Liquidity and Capital Resources

      The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,

	2001	2002	2003

	(In billions of Won)
Net cash provided by operating activities	W1,909	W3,213	W3,499
Net cash used in investing activities	1,559	2,146	2,135
Net cash used in financing activities	824	1,178	1,046
Cash and cash equivalents at beginning of period	880	407	268
Cash and cash equivalents at end of period	407	268	594
Net increase (decrease) in cash and cash equivalents	(473)	(139)	326

Capital Requirements

      Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. Net cash used for investing activities was W1,559 billion in 2001, W2,146 billion in 2002 and W2,135 billion in 2003. These amounts included purchases of property, plant and equipment of W1,496 billion in 2001, W1,689 billion in 2002 and W1,299 billion in 2003. We recorded net sale of trading securities of W477 billion in 2001 and recorded net acquisition of trading securities of W603 billion in 2002 and W81 billion in 2003. We also recorded net acquisition of investment securities of W522 billion in 2001, W8 billion in 2002 and W493 billion in 2003. In our financing activities, we used cash of W1,384 billion in 2001, W1,578 billion in 2002 and W1,317 billion in 2003 for principal repayments of outstanding long-term debt. We also used W91 billion in 2002 and W263 billion in 2003 for the repurchase of our shares from the market as treasury stock. We cancelled 2,891,140, 2,807,690 and 1,815,640 shares of treasury stock on August 25, 2001, November 20, 2002 and October 16, 2003, respectively. See “Item 4. Information on the Company — Item 4B. Business Overview” and Note 20 of Notes to Consolidated Financial Statements.

      From time to time, we may also require capital needs for investments involving acquisitions and strategic relationships. On February 9, 2001, as a member of a consortium of companies, we acquired 12% of the outstanding stock of SK IMT Co., Ltd. for W192 billion. SK IMT Co., which was incorporated on March 5, 2001, acquired the right to purchase one of three IMT-2000 licenses. IMT-2000 is a third-generation, high-capacity wireless communications system that will offer a full range of wireless data and mobile telecommunications service.

      We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. Our total capital expenditures were W1,299 billion in 2003 and, under current plans, are estimated to increase to approximately W2,787 billion in 2004 to maintain our competitive strengths and develop higher margin, higher value-added products. We retain the ability to reduce or suspend our planned capital expenditures. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce more higher value-added products.

      In addition to our funding requirements relating to our capital investment program, payments of the principal of and interest on indebtedness will require considerable resources. Principal repayment obligations with respect to long-term debt outstanding as of December 31, 2003 are W1,122 billion in 2005, W1,171 billion in 2006, W25 billion in 2007 and W601 billion in 2008. Long-term debt maturing after December 31, 2008 is W48 billion. In addition, as of December 31, 2003, we had short-term borrowings of W732 billion and current portion of long term debt of W1,021 billion. We expect to repay these obligations primarily through cash provided by operations and additional borrowings.

      We paid dividends on common stock in the amount of W229 billion in 2001, W214 billion in 2002 and W326 billion in 2003.

      The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2003.

	Payments due by period

		Less than	1 to 3	4 to 5	After
Contractual obligations	Total	1 year	years	years	5 years

	(in billions of Won)
Long-term debt obligations	3,989	1,021	2,293	626	49
Capital lease obligations	4	1	3	—	—
Operating leases obligations	12	6	6	—	—

Total	4,005	1,028	2,302	626	49

      Our other purchase obligations include long-term contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of five to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2003, 146 million tons of iron ore and 55 million tons of coal remained to be purchased under long-term contracts.

Capital Resources

      We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term and short-term debt. We do not depend on the use of off-balance sheet financing arrangements.

      Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income before depreciation and amortization were W2,543 billion in 2002 and W3,564 billion in 2003, and cash proceeds from long-term debt were W1,451 billion in 2001, W647 billion in 2002 and W656 billion in 2003. In August 2003, we raised W578 billion through the disposition of 1,696,428 shares of SK Telecom to Zeus (Cayman), an exempted company formed with limited liability under the laws of the Cayman Islands. This disposition was effected in conjunction with Zeus (Cayman)’s issuance of notes exchangeable into SK Telecom ADSs, which notes are fully and unconditionally guaranteed by us. Total long-term debt, including current portion and excluding discount on debentures issued, was W5,673 billion as of December 31, 2001, W4,537 billion as of December 31, 2002 and W3,989 billion as of December 31, 2003.

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

      Our total shareholders’ equity increased from W10,351 billion at December 31, 2001 to W13,250 billion at December 31, 2003. This growth is attributable to growth in retained earnings.

Liquidity

      Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations”. Approximately 35.2% of our sales in 2001, 33.6% of our sales in 2002 and 32.0% of our sales in 2003 were denominated in foreign currencies, of which approximately two-thirds were denominated in Dollars and one-third in Yen and which were derived almost entirely from export sales. As of December 31, 2003, approximately 54.7% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the limited availability and cost of Won-denominated financing in the Republic, which had historically been higher than for Dollar or Yen-denominated financings.

      Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was W1,496 billion in 2001, W1,689 billion in 2002 and W1,299 billion in 2003. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of five to ten years and provide for periodic price adjustments to then-market prices. At December 31, 2003, 146 million tons of iron ore and 55 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.

      We had a working capital (current assets minus current liabilities) surplus of W1,505 billion as of December 31, 2001, W1,695 billion as of December 31, 2002 and W3,450 billion as of December 31, 2003. As of December 31, 2003, we had unused credit lines of approximately W1,248 billion out of total available credit lines of W1,834 billion. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

      The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,

	2001		2002		2003

	(In billions of Won)
Cash and cash equivalents, net of government grants	W	407	W	267	W	593
Short-term financial instruments		424		258		695
Trading securities		530		1,192		1,321
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		1,480		1,740		2,308
Inventories		1,737		1,671		2,068

      Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months.

      The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,

	2001		2002		2003

	(In billions of Won)
Trade accounts and notes payable	W	510	W	690	W	917
Short-term borrowings		718		588		732
Income tax payable		144		415		573
Current portion of long-term debt, net of discount on debentures issued		1,405		1,320		1,021

      In December 1998, we reduced our period for payment of accounts receivable for all customers from a range of 70 days to 90 days to a range of 70 days to 80 days. In January 2000, we further reduced our accounts receivable period to a range of 30 days to 60 days. We do not believe that these changes in the credit terms for our customers has had or will have a material effect on our cash flows.

Capital Expenditures and Capacity Expansion

      Our capital expenditures for 2001, 2002 and 2003 amounted to W1,496 billion, W1,689 billion and W1,299 billion.

      Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. Our total capital expenditures are estimated to be approximately W2,778 billion in 2004. The following table sets out the major items of our capital expenditures currently in progress:

			Estimated
		Total	Remaining Cost of
	Expected	Cost of	Completion as of
Project	Completion Date	Project	December 31, 2003

		(In billions of Won)
Pohang Works:
Replacement of no. 2 hot rolled mill plant	June 2006	252	248
Replacement of no. 2 hot plate mill plant	July 2005	210	210
Installation of converter at no. 2 steel making plant	December 2006	163	154
Gwangyang Works:
Construction of LNG terminal	June 2005	290	183
Installation of no. 5 continuous galvanizing line	October 2005	271	271
Installation of no. 6 continuous galvanizing line	June 2006	192	192
First relining of no. 2 blast furnace	May 2005	173	173
Installation of no. 3 and no. 4 coke dry quenching facility	August 2005	152	142
Miscellaneous:
Implementation of FINEX technology	December 2006	1,152	864

Significant Changes in Korean GAAP

      In October 2002, the Korean Accounting Standards Boards (“KASB”) issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 10, “Inventories”. This statement prescribes the standards on accounting treatment and disclosure of inventories and requires valuation loss incurred when the market value of an inventory falls below its carrying amount shall be reported as a contra inventory account and added to the cost of goods sold. When circumstances that previously caused valuation loss of inventory on the application of lower of cost or market cease to exist, so as to cause an increase of the market value above the carrying amount, the valuation loss shall be reversed up to the extent amount of previously recognized valuation loss with resulting valuation gain charged to cost of goods sold. This statement becomes effective for financial statements covering periods beginning on or after December 31, 2003. However, early adoption of this statement is allowed. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

      In December 2003, KASB issued SKFAS 13, “Debt Restructuring”. This statement establishes standards of financial accounting and reporting by the debtor and by the creditor for a troubled receivable or payable (collectively referred to as debt) restructuring. For the purpose of this statement, a restructuring of a debt constitutes a troubled debt restructuring if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. That concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court. Under this statement, a debt restructuring is not necessarily a troubled debt restructuring if the debtor issues in exchange for its debt new marketable debt having an effective interest rate based on its market price that is at or near the current market interest rates of debt with similar maturity dates and stated interest rates issued by nontroubled debtors. In general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for nontroubled debt is not involved in a troubled debt restructuring. This statement becomes effective for financial statements covering period beginning on or after December 31, 2003. However, early adoption of this statement is allowed. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

U.S. GAAP Reconciliation

      Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 33 of Notes to Consolidated Financial Statements.

      We recorded net income under U.S. GAAP of W1,997 billion in 2003 compared to net income of W1,018 billion in 2002 and W908 billion in 2001 primarily due to the factors discussed in “— Operating Results”. Our net income under U.S. GAAP of W1,997 billion in 2003 is 0.1% higher than our net income under Korean GAAP of W1,996 billion. See Note 33(i) of Notes to Consolidated Financial Statements.

Significant Changes in U.S. GAAP

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities, and interpretation of ARB No, 51”, (FIN 46R) which addresses consolidation by business enterprises of variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support from other parties or whose equity investors lack the characteristics of a controlling financial interest. The F-15 interpretation provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. It also provides guidance related to the initial and subsequent measurement of assets, liabilities and noncontrolling interests in newly consolidated variable interest entities and requires disclosures for both the primary beneficiary of a variable interest entity and other beneficiaries of the entity. FIN 46R must be applied to all entities subject to this interpretation as of March 31, 2004. However, prior to the required application of this interpretation, FIN 46R must be applied to those entities that are considered to be special-purpose entities as of December 31, 2003. As indicated in Note 13 of Notes to Consolidated Financial Statements, on August 20, 2003, we disposed 1,696,428 shares of SK Telecom to Zeus (Cayman), an exempted company formed with limited liability under the laws of the Cayman Islands. Zeus (Cayman) then issued JPY51,622 million “Zero Coupon Guaranteed Exchangeable Notes” due 2008 which are fully and unconditionally guaranteed by us. The notes do not bear interest and are exchangeable at the option of the holders into ADSs of SK Telecom. In accordance with the Korean generally accepted accounting principles, considering the substance of transaction, we have accounted above transaction as a borrowing transaction and accordingly, the adoption of this statement, consolidated of Zeus (Cayman), has no impact on our financial position or results of operation.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this statement are consistent with the board’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not hold any financial instruments with characteristics of both liabilities and equity and accordingly, the adoption of this statement had no initial impact on our financial position or results of operations.

Item 5C.	Research and Development, Patents and Licenses, Etc.

      We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. At December 31, 2003, we employed a total of 164 researchers, including 117 with doctoral degrees.

      In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. At December 31, 2003, the Technical Research Laboratory employed a total of 538 researchers, including 166 with doctoral degrees.

      We recorded research and development expenses of W169 billion as cost of goods sold in 2001, W161 billion in 2002 and W199 in 2003, as well as research and development expenses of W31 billion as selling and administrative expenses in 2001, W41 billion in 2002 and W57 billion in 2003. In addition, we made donations to educational foundations supporting basic science and technology research, amounting to W37 billion in 2001, W38 billion in 2002 and W39 billion in 2003. We also donated W300 billion to Pohang University of Science & Technology, a university founded by us, in 2000 and an additional W3 billion in 2002 and W2 billion in 2003. See Note 24 of Notes to Consolidated Financial Statements.

      Our research and development program has developed over two thousand patents and three thousand proprietary steel-related processes and technologies through December 31, 2003 and has successfully applied many of these to the manufacturing process.

Item 5D.	Trend Information

      These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5E.	Off-balance Sheet Arrangements

      We do not have any off-balance sheet arrangements.

Item 5F.	Tabular Disclosure of Contractual Obligations

      These matters are discussed under Item 5B above where relevant.

Item 5G.	Safe Harbor

Item 6.	Directors, Senior Management and Employees

Item 6A.	Directors and Senior Management

Board of Directors

      Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Recommendation Committee.

      Our board of directors maintains the following six sub-committees:

•	the Director Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.

      Our board committees are described in greater detail below under “— Item 6C. Board Practices”.

      Our articles of incorporation require that the Standing Directors include one Chairman and one President, each of whom is to serve as a Representative Director. Under the Commercial Code and our articles of incorporation, each of Representative Director is authorized to represent us in activities relating to our business.

Standing Directors

      Our current Standing Directors are:

				Years
			Years as	with
Name	Position	Division	director	POSCO	Age

Lee, Ku-Taek	Chairman and Representative Director	—	14	35	58
Kang, Chang-Oh	President and Representative Director	—	9	33	61
Choi, Kwang-Woong	Senior Executive Vice President	Corporate Strategy, Finance, Investments and Law Affairs	5	33	59
Ryoo, Kyeong-Ryul	Senior Executive Vice President	General Superintendent, Pohang Works	3	30	56
Yoon, Seok-Man	Senior Executive Vice President	Marketing, Corporate Communications and Secretary	2	27	55
Chung, Joon-Yang	Executive Vice President	General Superintendent, Gwangyang Works	1	29	56

      All Standing Directors are engaged in our business on a full-time basis.

Outside Directors

      Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act of 1962 (the “Securities and Exchange Act”).

			Years as
Name	Position	Principal Occupation	director	Age

Chevalier, Samuel F	Director	Former Vice Chairman, The Bank of New York	8	70
Yoo, Hyun-Shik	Director	Former Chairman and Representative Director, Samsung General Chemicals	2	63
Kim, Han-Kyoung	Director	Former Vice Chairman, SK Corporation	2	63
Kim, E. Han	Director	Professor, University of Michigan	2	57
Park, Young-Ju	Director	Chairman, Eagon Industrial Co., Ltd.	1	63
Jun, Kwang-Woo	Director	Vice Chairman, Woori Financial Group	1	54

			Years as
Name	Position	Principal Occupation	director	Age

Jones, Jeffery D	Director	Attorney, Kim & Chang	1	51
Suh, Yoon-Suk	Director	Dean of Division of Business Administration, Ewha Woman’s University	1	49
Park, Won-Soon	Director	Executive Director, Beautiful Foundation	1	48

      Each director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year ending on or before the third anniversary of the commencement of such director’s tenure.

Senior Management

      In addition to the Standing Directors who are also our executive officers, we have the following executive officers:

			Years with
Name	Position	Division	POSCO	Age

Kim, Dong-Jin	Senior Executive Vice President	POSCO China President	30	57
Lee, Youn	Senior Executive Vice President	Stainless Steel Division Manager, Stainless Steel Raw Materials Procurement Department	30	56
Cho, Sung-Sik	Executive Vice President	Corporate Strategic Planning Dept., Investment Dept.	30	53
Choi, Jong-Tae	Executive Vice President	General Administration Dept., Human Resources Dept., Labor and Welfare Dept.	30	54
Kim, Sang-Ho	Executive Vice President	Legal Affairs	2	50
Choi, Jong-Doo	Senior Vice President	Cold Rolled Steel Sales Dept., Automotive Flat Panel Sales Dept., Coated Steel Sales Dept.	27	57
Kim, Chang-Ho	Senior Vice President	Education and Training Center	29	57
Hur, Nam-Suk	Senior Vice President	Electric Steel Sector Manager, Technology Development Dept., Knowledge Asset Dept., Environment and Energy Dept.	30	54
Oh, Chang-Kwan	Senior Vice President	Marketing Strategy Dept., Market Development Dept., Sales and Production Planning Dept.	27	51
Lee, Jeon-Young	Senior Vice President	Strategic Business Development Dept., POSCOBio Project Dept.	3	50
Kwon, Young-Tae	Senior Vice President	Coal Procurement Dept., Iron Ore Procurement Dept., Steel Raw Material Procurement Dept. Stainless Steel Raw Material Procurement Dept.	29	53
Chang, Hyun-Shik	Senior Vice President	LNG Project Dept.	4	53
Kwon, Oh-Joon	Senior Vice President	European Union Office	18	53
Chung, Dong-Hwa	Senior Vice President	Deputy General Superintendent, Gwangyang Works	28	52

			Years with
Name	Position	Division	POSCO	Age

Kim, Jin-Il	Senior Vice President	Process Innovation Dept., Six Sigma Dept., PI Enablement Dept.	29	51
Lee, Chun-Hwan	Senior Vice President	Facility Investment Planning Dept.	29	57
Lee, Dong-Hee	Senior Vice President	Finance Dept., Finance Management Dept.	27	54
Choi, Byung-Jo	Senior Vice President	Deputy General Superintendent, Gwangyang Works	28	55
Lee, Sang-Young	Senior Vice President	Deputy General Superintendent, Gwangyang Works	26	54
Sung, Hyun-Uck	Senior Vice President	Deputy General Superintendent, Pohang Works	28	54
Park, Han-Yong	Senior Vice President	Corporate Ethics Dept., Audit Dept.	26	53
Chung, Keel-Sou	Vice President	Zhangjiagang POSCO Stainless Steel President	29	54
Ha, Sang-Wook	Vice President	Deputy General Superintendent, Pohang Works	29	51
Kim, Sang-Young	Vice President	Corporate Communication Dept. Manager	18	52
Lee, Young-Suk	Vice President	Stainless Steel Sales Dept. Manager, Stainless Steel Strategy Dept.	27	53
Kim, Sang-Myun	Vice President	Deputy General Superintendent, Gwangyang Works	26	53
Lee, Kun-Soo	Vice President	Deputy General Superintendent, Pohang Works	25	51
Shin, Ki-Chul	Vice President	Deputy General Superintendent, Pohang Works	29	54
Park, Kee-Young	Vice President	Wire Rod Sector Manager, Hot Rolled Steel Sales Dept., Plate and Wire Rod Sales Dept.	28	52
Lee, Kyu-Jeong	Vice President	Production Order and Process Dept., Quality Service Dept.	26	52
Jang, Byung-Ki	Vice President	MRO Procurement Dept., Plant and Equipment Procurement Dept.	26	53

Item 6B.	Compensation

Compensation of Directors and Officers

      We pay our Standing Directors salaries and bonuses as determined by shareholder resolutions. We may pay expenses incurred by our Outside Directors in the performance of their services. We may also pay our Outside Directors salaries if our shareholders resolve to do so. In addition, all executive officer compensation is approved by the Evaluation and Compensation Committee. The aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and executive officers was approximately W9.2 billion in 2003 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was W2.0 billion in 2003.

      We have also granted stock options to our Directors and many of our executive officers. See “— Item 6E. Share Ownership” for a list of stock options granted to our Directors and executive officers.

Item 6C.	Board Practices

Director Recommendation Committee

      The Director Recommendation Committee comprises three Outside Directors, Hyun-Shik Yoo (committee chair), Han-Kyung Kim and E. Han Kim, and one Standing Director, Kwang-Woong Choi. The Director Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the committee.

Evaluation and Compensation Committee

      The Evaluation and Compensation Committee comprises four Outside Directors, Young-Ju Park (committee chair), Samuel F. Chevalier, Kwang-Woo Jun and Won-Soon Park. The Evaluation and Compensation Committee’s primary responsibilities include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and executive officers, determining employee compensation policy and administering our employee benefit plan.

Finance and Operation Committee

      The Finance and Operation Committee is comprised of three Outside Directors, Han-Kyoung Kim (committee chair), Young-Ju Park and Kwang-Woo Jun, and two Standing Directors, Kwang-Woong Choi and Seok-Man Yoon. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

      The Executive Management Committee comprises six Standing Directors: Ku-Taek Lee (committee chair), Chang-Oh Kang, Kwang-Woong Choi, Kyeong-Ryul Ryoo, Seok-Man Yoon and Joon-Yang Chung. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

      Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Hyun-Shik Yoo, Jeffrey D. Jones and Yoon-Suk Suh.

      The duties of the Audit Committee include:

•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	reviewing and approving all related party transactions; and

•	examining improprieties or suspected improprieties.

      In addition, in connection with general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.

Insider Trading Committee

      The Insider Trading Committee is comprised of four Outside Directors, E. Han Kim (committee chair), Hyun-Shik Yoo, Jeffrey D. Jones and Yoon-Suk Suh. This committee reviews related party and other internal transactions and ensures compliance with applicable insider trading rules and regulations.

Differences in Corporate Governance Practices

      Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law and in accordance with our own internal procedures. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Director Independence Independent directors must comprise a majority of the board.	Our articles of incorporation provide that our board of directors must comprise no less than a majority of Outside Directors. Our Outside Directors must meet the criteria for outside directorship set forth under the Securities and Exchange Act of Korea.
The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 9 out of 15 directors are Outside Directors.
Nomination/ Corporate Governance Committee Listed companies must have a nomination/ corporate governance committee composed entirely of independent directors.	We have not established a separate nomination/ corporate governance committee. However, we maintain a Director Recommendation Committee composed of three Outside Directors and one Standing Director.
Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four Outside Directors.
Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.
Audit Committee Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an Employee Stock Ownership Program. All material matters related to the granting stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. A copy of our Corporate Governance Charter is available on our website at www.posco.co.kr.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.co.kr.

Item 6D.     Employees

      At December 31, 2003, we had 27,415 employees, including 8,042 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 27,100 employees, including 7,931 persons employed by our subsidiaries, as of December 31, 2002 and 25,887 employees, including 6,694 persons employed by our subsidiaries, as of December 31, 2001.

      A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. At December 31, 2003, only 10 of our employees were members of the POSCO labor union.

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

      We maintain a retirement plan, as required by Korean labor law, pursuant to which employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based on the length of their service and their total compensation at the time of termination. See “Item 5. Operating and Financial Review and Prospects — Significant Changes in Our Method for Calculating Retirement and Severance Benefits” for a discussion of our method of calculating retirement and severance benefits which came into effect on May 17, 2000. We are required to transfer a portion of retirement and severance benefit amounts accrued by our employees to the National Pension Fund. The amounts so transferred reduce the retirement and severance benefit amounts payable to retiring employees by us at the time of their retirement.

      We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

      At December 31, 2003, our employees owned approximately 1.7% of our common stock through an employee stock ownership association.

      To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

Item 6E.     Share Ownership

Common Stock

      The persons who are currently our Directors or executive officers held, as a group, 7,153 common shares as of December 31, 2003, the most recent date for which this information is available. The table below shows the ownership of our common shares by Directors and executive officers.

	Number of common	Percentage of total
Shareholders	shares owned	common shares issued (%)

Chang-Oh Kang	2,001	0.0
Ku-Taek Lee	1,000	0.0
Ki-Chul Shin	968	0.0
Han-Yong Park	769	0.0
Byung-Jo Choi	649	0.0
Hyun-Uck Sung	625	0.0
Chang-Kwan Oh	610	0.0
Dong-Hwa Chung	343	0.0
Jong-Tae Choi	100	0.0
Oh-Joon Kwon	19	0.0
Kyeong-Ryul Ryoo	17	0.0
Hyun-Shik Chang	17	0.0
Chun-Hwan Lee	17	0.0
Dong-Jin Kim	2	0.0
Youn Lee	2	0.0
Jong-Doo Choi	2	0.0
Chang-Ho Kim	2	0.0
Nam-Suk Hur	2	0.0
Keel-Sou Jung	2	0.0
Sang-Myun Kim	2	0.0
Kee-Young Park	2	0.0
Byung-Ki Jang	2	0.0

Total	7,153	0.0

Stock Options

      The following table sets forth information regarding the stock options we have granted to our Directors and executive officers, as well as those of our subsidiaries, as of December 31, 2003. With respect to all of the options granted, we may elect either to issue shares of common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted and within seven years from the second anniversary of the issuance of such options. All of the stock options below relate to our common stock.

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Ku-Taek Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	46,106	0	46,107
Chang-Oh Kang	July 23, 2001	7/24/2003	7/23/2008	98,900	18,443	0	18,443
Kwang-Woong Choi	July 23, 2001	7/24/2003	7/23/2008	98,900	11,065	0	11,065
Kyeong-Ryul Ryoo	July 23, 2001	7/24/2003	7/23/2008	98,900	9,221	0	9,221
Seok-Man Yoon	September 18, 2002	9/19/2004	9/18/2009	116,100	11,407	0	11,407
Joon-Yang Chung	April 27, 2002	4/28/2004	4/27/2009	136,400	9,506	0	9,506
Samuel F. Chevalier	July 23, 2001	7/24/2003	7/23/2008	98,900	2,305	0	2,305

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Dong-Jin Kim	July 23, 2001	7/24/2003	7/23/2008	98,900	9,221	0	9,221
Youn Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	9,221	0	9,221
Sung-Sik Cho	July 23, 2001	7/24/2003	7/23/2008	98,900	9,221	0	9,221
Jong-Tae Choi	July 23, 2001	7/24/2003	7/23/2008	98,900	9,221	0	9,221
Jong-Doo Choi	April 27, 2002	4/28/2004	4/27/2009	136,400	9,506	0	9,506
Chang-Ho Kim	April 27, 2002	4/28/2004	4/27/2009	136,400	9,506	0	9,506
Nam-Suk Hur	April 27, 2002	4/28/2004	4/27/2009	136,400	9,506	0	9,506
Chang-Kwan Oh	April 27, 2002	4/28/2004	4/27/2009	136,400	9,506	0	9,506
Jeon-Young Lee	April 27, 2002	4/28/2004	4/27/2009	136,400	9,506	0	9,506
Young-Tae Kwon	September 18, 2002	9/19/2004	9/18/2009	116,100	9,506	0	9,506
Hyun-Shik Chang	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Oh-Joon Kwon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Dong-Hwa Chung	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Jin-Il Kim	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Chun-Hwan Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Dong-Hee Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Byung-Jo Choi	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Sang-Young Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Hyun-Uck Sung	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800
Han-Yong Park	April 26, 2003	4/27/2005	4/26/2010	102,900	9,800	0	9,800

Item 7.     Major Shareholders and Related Party Transactions

Item 7A.     Major Shareholders

      The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2003.

	Number of
Shareholders	Shares Owned	Percentage

Pohang University of Science and Technology	2,905,000	3.3%
Nippon Steel Corp.(1)	2,894,435	3.3
Government of Singapore	2,858,209	3.2
SK Telecom	2,481,310	2.8
National Pension Corporation	2,471,097	2.8
Employee Stock Ownership Association	1,507,236	1.7
Directors and executive officers as a group	7,153	0.0
Public(2)	65,588,505	73.7
POSCO (held in the form of treasury stock)	8,258,210	9.3

Total issued shares of common stock	88,966,155	100.0%

(1)	Held in the form of ADRs.

(2)	Includes 16,361,649 shares of common stock, representing 18.4% of the total issued shares of common stock, in the form of ADRs.

Item 7B.     Related Party Transactions

      We have issued guarantees of W531 billion as of December 31, 2001, W403 billion as of December 31, 2002 and W425 billion as of December 31, 2003, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. Please see Note 17 of Notes to Consolidated Financial Statements.

      As of December 31, 2001, 2002 and 2003, we had no loans outstanding to our executive officers and directors.

Item 7C.     Interests of Experts and Counsel

      Not Applicable

Item 8.     Financial Information

Item 8A.     Consolidated Statements and Other Financial Information

      See “Item 18. Financial Statements” and pages F-1 through F-74.

Legal Proceedings

     Claim against the Fair Trade Commission

      In December 2000, Hyundai HYSCO requested us to sell hot rolled coils which are necessary in manufacturing cold rolled coils used in the automobile industry to produce car body panels. In response to our refusal to sell hot rolled coils to Hyundai HYSCO, Hyundai Motors announced in January 2001 that it will reduce its purchase of cold rolled products from us. In addition, the Fair Trade Commission began an investigation in a potential anti-competitive action by us.

      On April 12, 2001, the Fair Trade Commission determined that we engaged in anti-competitive action by refusing to sell our hot rolled coils to Hyundai HYSCO. In addition to ordering us to stop engaging in anti-competitive action against Hyundai HYSCO, the Fair Trade Commission imposed on us a surcharge of W1.6 billion. We brought a claim against the Fair Trade Commission but the Seoul High Court rendered its decision against us in August 2002. We appealed to the Supreme Court of Korea in August 2002 and our petition for an injunction against the decision of the Fair Trade Commission was granted in October 2002 in our favor. We cannot predict the ultimate outcome of our appeal.

     Anti-dumping and Countervailing Proceedings and Safeguard Measures

      We have been subject to a number of anti-dumping and countervailing proceedings or safeguard measures in the United States, China and the European Union. The U.S., China and European Union anti-dumping and countervailing proceedings or safeguard measures have not had a material adverse effect on our business and operations. However, there can be no assurance that further increases in or new imposition of countervailing duties, dumping duties, quotas or tariffs on our sales in the United States, China or the European Union may not have a material adverse effect on our exports to these regions in the future. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports”.

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

      The table below sets out the dividends declared on our common stock to the holders of record at December 31 of the years indicated. A total of 88,966,155 shares of common stock were issued at the end of 2003. Of these shares, 80,707,945 shares were outstanding and 8,258,210 shares were held by us in treasury. The dividends set out for each of the years below were paid in the immediately following year. The Dollar figures set out below are based on the exchange rates at each payment date.

	Cash Dividends
	per Share of
Period	Common Stock

1999	W1,750	$1.54
2000	2,500	1.97
2001	2,500	1.90
2002	3,500	2.95
2003	6,000	5.10

      Owners of the ADSs are entitled to receive any dividends payable in respect of the underlying shares of common stock.

      Historically, we have paid to holders of record of our common stock an annual dividend. However, we can give no assurance that we will continue to declare and pay any dividends in the future.

Item 8B.	Significant Changes

      Not Applicable

Item 9.	The Offer and Listing

Item 9A.	Offer and Listing Details

Market Price Information

Notes

      Our 7% notes 2004, 7% notes due 2005 and 7% notes due 2006 (collectively, the “notes”) are traded in the over-the-counter market. Sales prices for the notes are not regularly reported on any exchange or other quotation service.

Common Stock

      The principal trading market for our common stock is the Korea Stock Exchange. Our common stock, which is in registered form and has a par value of W5,000 per share, has been listed on the first section of the Korea Stock Exchange since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the Korea Stock Exchange for our common stock since January 1, 1999.

			Average
	Price		Daily
			Trading
	High	Low	Volume

			(Number of
	(in W)		Shares)
1999
First Quarter	69,300	52,100	216,188
Second Quarter	141,000	69,600	508,838
Third Quarter	183,500	133,000	425,493
Fourth Quarter	168,500	114,500	482,011
2000
First Quarter	149,500	99,800	517,296
Second Quarter	116,000	80,000	442,389
Third Quarter	93,500	75,100	307,953
Fourth Quarter	81,500	58,000	403,766
2001
First Quarter	104,000	76,500	343,509
Second Quarter	118,000	85,000	240,070
Third Quarter	104,000	74,000	179,392
Fourth Quarter	81,500	127,000	259,027
	101,000	120,000	333,111
2002
First Quarter	117,500	160,000	303,579
Second Quarter	139,000	133,500	323,772
Third Quarter	130,000	106,500	309,501
Fourth Quarter	130,500	103,500	257,180

			Average
	Price		Daily
			Trading
	High	Low	Volume

			(Number of
	(in W)		Shares)
2003
First Quarter	133,000	92,400	339,182
Second Quarter	127,000	97,500	300,224
Third Quarter	152,500	123,500	310,936
Fourth Quarter	163,000	131,500	345,274
November	148,000	138,000	344,553
December	163,000	144,000	305,324
2004
First Quarter	181,000	156,500	312,764
January	171,000	156,500	303,737
February	173,000	157,500	243,394
March	181,000	157,500	341,796
Second Quarter (through June 21)	177,000	130,000	417,242
April	177,000	143,500	453,996
May	145,000	131,000	470,248
June (through June 21)	144,000	130,000	301,088

ADSs

      Our common stock is also listed on the New York Stock Exchange and the London Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX”. One ADS represents one-fourth of one share of common stock. As of December 31, 2003, 77,024,336 ADSs were outstanding. The outstanding ADSs, each of which represents one-fourth of one share of our common stock, are listed on the New York Stock Exchange and the London Stock Exchange.

      The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 1999.

			Average
	Price		Daily
			Trading
	High	Low	Volume

			(Number of
	(in US$)		ADSs)
1999
First Quarter	20.81	13.00	398,374
Second Quarter	33.75	18.00	585,998
Third Quarter	42.19	30.94	623,911
Fourth Quarter	39.19	30.25	383,006
2000
First Quarter	43.00	23.75	475,862
Second Quarter	26.25	19.19	509,135
Third Quarter	23.88	17.88	495,173
Fourth Quarter	18.19	14.06	578,037

			Average
	Price		Daily
			Trading
	High	Low	Volume

			(Number of
	(in US$)		ADSs)
2001
First Quarter	22.39	17.75	384,677
Second Quarter	22.80	17.10	378,273
Third Quarter	18.83	13.60	260,559
Fourth Quarter	24.21	15.91	261,502
2002
First Quarter	29.25	22.41	375,578
Second Quarter	30.64	23.50	354,997
Third Quarter	29.52	21.30	354,083
Fourth Quarter	27.40	21.20	268,748
2003
First Quarter	28.66	18.46	324,841
Second Quarter	26.55	19.26	334,283
Third Quarter	32.49	26.08	262,191
Fourth Quarter	33.97	28.98	469,815
November	31.16	29.20	413,168
December	33.97	30.52	601,932
2004
First Quarter	38.43	33.55	578,866
January	37.00	33.81	702,430
February	37.29	33.78	472,942
March	38.43	33.55	558,922
Second Quarter (through June 18)	34.67	29.48	1,013,389
April	39.01	30.75	875,938
May	32.52	27.97	1,287,215
June (through June 18)	32.47	29.73	877,015

Item 9B.	Plan of Distribution

      Not Applicable

Item 9C.	Markets

The Korean Securities Market

      The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a non-profit making organization privately managed by its members, consisting of most of Korean securities companies and some Korean branches of foreign securities companies.

      As of December 31, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately W355 trillion. The average daily trading volume of equity securities for 2003 was approximately 237 million shares with an average transaction value of W2,217 billion.

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

      Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period
					Average		Price
					Dividend		Earnings
	Opening	High	Low	Closing	Yield(1)		Ratio(2)

					(percent)
1979	131.28	131.28	104.38	118.97	17.8		3.8
1980	100.00	119.36	100.00	106.87	20.9		2.6
1981	97.9	165.9	93.1	131.3	13.2		3.1
1982	123.6	134.48	106.00	128.99	10.5		3.4
1983	122.52	134.46	115.59	121.21	6.9		3.8
1984	115.25	142.46	115.25	142.46	5.1		4.5
1985	139.53	163.37	131.40	163.37	5.3		5.2
1986	161.40	279.67	153.85	272.61	4.3		7.6
1987	264.82	525.11	264.82	525.11	2.6		10.9
1988	532.04	922.56	527.89	907.20	2.4		11.2
1989	919.61	1,007.77	844.75	909.72	2.0		13.9
1990	908.59	928.82	566.27	696.11	2.2		12.8
1991	679.75	763.10	586.51	610.92	2.6		11.2
1992	624.23	691.48	459.07	678.44	2.2		10.9
1993	697.41	874.10	605.93	866.18	1.6		12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2		16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2		16.4
1996	888.85	986.84	651.22	651.22	1.3		17.8
1997	653.79	792.29	350.68	376.31	1.5		17.0
1998	385.49	579.86	280.00	562.46	1.9		10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1		13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6(	3)	18.6	(3)
2001	520.95	704.50	468.76	693.70	2.0(	3)	14.2	(3)
2002	724.95	937.61	584.04	627.55	1.4(	3)	17.8	(3)
2003	633.03	824.26	512.30	810.71	2.2(	3)	10.9	(3)
2004 (through June 23)	816.26	939.52	716.95	749.30	2.1(	3)	12.8	(3)

Source: The Korea Stock Exchange.

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Korea Stock Exchange. Excludes classified companies, companies which did not submit annual reports to the Korea Stock Exchange, and companies which received disqualified opinions from external auditors.

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

      Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Item 10. Additional Information — Item 10E. Taxation — Korean Taxation”.

      The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value

	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value

	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	432,432	1,813,704	1,390,557
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003	684	355,362,967	298,123,294	385,852	2,026,774	1,700,314
2004 (through June 23)	677	328,623,361	275,690,739	368,500	1,967,997	1,651,004

Source: The Korea Stock Exchange.

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Item 9D.	Selling Shareholders

      Not Applicable

Item 9E.	Dilution

      Not Applicable

Item 9F.	Expenses of the Issuer

      Not Applicable

Item 10.	Additional Information

Item 10A.	Share Capital

      Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value W5,000 per share (“Common Shares”) and shares of non-voting stock, par value W5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares”. Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2003, 88,966,155 Common Shares were issued, of which 7,346,200 shares were held by us in treasury and an additional 912,010 shares were held by our treasury stock fund. In 2003, we cancelled 1,815,640 shares in treasury. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10B.	Memorandum and Articles of Association

      This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Securities and Exchange Act and the Commercial Code. We have filed copies of our articles of incorporation and these laws as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

Dividends

      We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The Common Shares represented by the ADSs have the same dividend rights as other outstanding Common Shares.

      Holders of Non-Voting Shares are entitled to receive dividends in priority to the holders of Common Shares in an amount not less than 9% of the par value of the Non-Voting Shares as determined by the board of directors at the time of their issuance. If the amount available for dividends is less than the aggregate amount of such minimum dividend, we do not have to declare dividends on the Non-Voting Shares.

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

      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the

Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2003, approximately 1.7% of the outstanding Shares were held by members of our employee stock ownership association.

General Meeting of Shareholders

      We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding Shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our outstanding Shares for at least six months; or

•	at the request of our audit committee.

      Holders of Non-Voting Shares may request a general meeting of shareholders only after the Non-Voting Shares or Convertible Shares become entitled to vote or “enfranchised,” as described under “— Voting Rights” below.

      We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares or Convertible Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

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

      In general, holders of Non-Voting Shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, or any merger or consolidation of us, or in some other cases which affect the rights or interests of the Non-Voting Shares, approval of the holders of Non-Voting Shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the Non-Voting Shares present or represented at a class meeting of the holders of Non-Voting Shares, where the affirmative votes also represent at least one-third of our total issued and outstanding Non-Voting Shares. In addition, if we are unable to pay dividends on Non-Voting Shares as provided in our articles of incorporation, the holders of Non-Voting Shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised Non-Voting Shares have the same rights as holders of Common Shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

Rights of Dissenting Shareholders

      In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders, including holders of Non-Voting Shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Korea Stock Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Korea Stock Exchange for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily Share price on the Korea Stock Exchange for the one week period before such date of the adoption of the relevant resolution. However, the FSC may adjust this price if we or holders of 30% or more of the Shares we are obligated to purchase do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trading companies and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “Item 10. Additional Information — Item 10D. Exchange Controls”.

      Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-gu, Seoul, Korea.

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

Item 10C.	Material Contracts

      None.

Item 10D.	Exchange Controls

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

      In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a company’s shares accounts for 10% or more of the total issued and outstanding shares (a “major stockholder”) must report the status of his or her shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after he or she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the Korea Stock Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to Shares

      Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including, among others:

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

Item 10E.	Taxation

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

Korean Taxation

      The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Notes

Taxation of Interest

      Under current Korean tax laws, when we make payments of interest to you on the notes, no amount will be withheld from such payments for, or on account of, any income taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

      Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note if (i) you transfer the note to another non-resident (other than to such transferee’s permanent establishment in Korea) or (ii) you transfer the note to a resident or a non-resident of Korea (regardless of whether the transferees have a permanent establishment in Korea) by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the note is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of, subject to the production of satisfactory evidence of the acquisition cost of, and certain direct transaction costs attributable to the disposal of, the relevant notes, 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits.

Inheritance Tax and Gift Tax

      If you die while you are the holder of a note, the subsequent transfer of the notes by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer a note as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so.

      At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

      We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits.

      In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. In addition, in order to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an application for exemption prior to the time of the first dividend payment, together with a certificate verifying your tax residence issued by a competent authority of your country. Evidence of tax residence may be submitted to us through the ADR depositary. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

Taxation of Capital Gains

      As a general rule, capital gains earned by non-residents upon the transfer of the common shares or ADSs would be subject to Korean withholding tax at a rate equal to the lesser of (i) 11% of the gross proceeds realized or (ii) 27.5% of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such common shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

      With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Stock Exchange if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

      With respect to ADSs, there are uncertainties as to whether ADSs should be viewed as securities separate from the shares of common stock underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, you will be eligible for exemptions for capital gains available under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied.

      Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, according to a recent tax ruling issued in 2004 by the Korean tax authority regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates, the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it raises the question of whether depositary shares (such as ADSs) should be viewed as underlying shares for capital gains tax purposes. If so, exemptions afforded under Korean domestic tax law to capital gains from transfer of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfer of the underlying shares would apply. Under an applicable exemption, capital gains from transfer of ADSs would be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on the securities market overseas that is similar to the Korea Stock Exchange or KOSDAQ and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition (i) above.

      If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “— Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

      Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, shares of our common stock or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

      You should inquire whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his or her tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. In addition, effective starting July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

      If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the ADSs or shares of common stock is greater than a specified amount.

      If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

      At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

      If you transfer shares of common stock on the Korea Stock Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of

0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Stock Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

      With respect to transfer of ADRs, the 2004 tax ruling has been issued by the Korean tax authority to the effect that depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or the Nasdaq National Market is exempt from the securities transaction tax. Based on the 2004 tax ruling and the relevant provisions of the Securities Transaction Tax Law, once the ADSs are listed on the New York Stock Exchange, your transfer of ADRs should not be subject to the securities transaction tax. According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock, but there remained uncertainties as to whether holders of ADRs other than initial holders will not be subject to securities transaction tax when they withdraw shares of common stock upon surrendering the ADRs. However, the holding of the 2004 tax ruling referred to above seems to view the ADRs as the underlying shares of common stock at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to the deposit of shares of common stock in exchange of ADRs or withdrawal of shares of common stock upon surrender of the ADRs regardless of whether the holder is the initial holder because the transfer of ADRs by the initial holder to the subsequent holder would have already been subject to securities transaction tax under such tax ruling.

      In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

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

Sale, Exchange or Retirement

      Upon the sale, exchange or retirement of a note, you generally will recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which will be taxable as interest income) and your tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if you held the note for more than one year at the time of disposition. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates of tax.

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

      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year.

      Based on existing guidance, it is not entirely clear whether dividends received with respect to the common stock will be treated as qualified dividends, because the common shares are not themselves listed for trading on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Item 10F.	Dividends and Paying Agents

      See “Item 8A. Consolidated Statements and Other Financial Information — Dividends” above for information concerning our dividend policies and our payment of dividends. See “Item 10B. Memorandum and Articles of Association — Dividends” for a discussion of the process by which dividends are paid on shares of our common stock. See “Item 12. Description of Securities Other than Equity Securities — Dividends, Other Distributions and Rights” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Bank of New York.

Item 10G.	Statements by Experts

      Not Applicable

Item 10H.	Documents on Display

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

      We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities, and to changes in the market value of the common shares of SK Telecom and Powercomm Corporation. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, which minimizes the risk of credit loss. The activities of our finance division are subject to policies approved by our senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments for hedging purposes. From time to time, we may also enter into derivative financial contracts for trading purposes.

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

      As of December 31, 2003, we and our consolidated subsidiaries had entered into five currency forward contracts, from which we recognized in 2003 an aggregate valuation gain of W2.8 billion and an aggregate valuation loss of W1.1 billion, as well as an aggregate transaction gain of W2.5 billion and an aggregate transaction loss of W1.7 billion.

      As of December 31, 2003, we had entered into one currency swap contract. We recognized valuation loss of W29.7 billion in 2003 from this currency swap contract.

      See Note 22 of Notes to Consolidated Financial Statements.

Interest Rate Risk

      We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2003, we did not have any outstanding interest rate swap contract.

      The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2003 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities

							December 31, 2003		December 31, 2002

								Fair		Fair
	2004	2005	2006	2007	2008	Thereafter	Total	Value	Total	Value

	(in Won millions except rates)
Local currency:
Fixed rate	746,549	749,443	472,147	1,765	1,383	1,657	1,972,944	2,014,015	2,364,155	2,450,815
Average weighted rate(1)	5.63%	5.98%	5.89%	4.48%	4.29%	4.92%	5.82%	—	6.73%	—
Variable rate	—	—	—	—	—	—	—	—	—	—
Average weighted rate(1)	—	—	—	—	—	—	—	—	—	—

Sub-total	746,549	749,443	472,147	1,765	1,383	1,657	1,972,944	2,014,015	2,364,155	2,450,815

Foreign currency, principally Dollars and Yen
Fixed rate	818.292	364,024	689,508	13,060	589,714	31,990	2,506,588	2,576,839	2,370,535	2,448,548
Average weighted rate(1)	3.18%	5.43%	4.26%	2.95%	0.05%	2.18%	3.06%	—	4.11%	—
Variable rate	189,763	10,093	10,093	10,093	10,093	15,140	245,275	245,275	391,438	391,438
Average weighted rate(1)	2.62%	3.50%	3.50%	3.50%	3.50%	3.50%	2.82%	—	2.10%	—

Sub-total	1,008,055	374,117	699,601	23,153	599,807	47,130	2,751,863	2,822,114	2,761,973	2,839,986

Total	1,754,604	1,123,560	1,171,748	24,918	601,190	48,787	4,724,807	4,836,129	5,126,128	5,290,801

(1)	Weighted average rates of the portfolio at the period end.

Equity Price Risk

      We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Powercomm Corporation. We currently hold a 5.0% interest in SK Telecom and a 3.0% interest in Powercomm Corporation. We have not entered into any contract to hedge against the fluctuations in the stock price of these entities.

Item 12.	Description of Securities Other than Equity Securities

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

      The shares of common stock underlying the ADRs will be held in scripless form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares through the book-entry settlement system of the Custodian. The delivery of shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the

ADR depositary will register the appropriate number of ADSs in the names you designate and will deliver an ADR or ADRs for those ADSs at its Corporate Trust Office to the persons you designate. The ADR depositary and the Custodian will refuse to accept shares of common stock for deposit whenever we restrict transfers of shares to comply with ownership restrictions under applicable law or our articles of incorporation, whenever the deposit would result in any violation of our articles of incorporation or applicable law, or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. See “Item 10. Additional Information — Item 10D. Exchange Controls — Restrictions Applicable to Common Stock”.

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

      Before making a distribution, the ADR depositary will deduct any withholding taxes that must be paid. See “Item 10. Additional Information — Item 10E. Taxation — Korean Taxation”. If the exchange rates fluctuate during a time when the ADR depositary cannot convert the Won, you may lose some or all of the value of the distribution.

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

      We may restrict transfers of the shares of common stock where the transfer might result in ownership of shares of common stock exceeding the limits under our articles of incorporation and applicable law. See “Item 10. Additional Information — Item 10D. Exchange Controls — Restrictions Applicable to Common Stock”. We may also restrict transfers of the ADSs where the transfer may cause the total number of shares of common stock represented by the ADSs beneficially owned by a single ADR holder or beneficial owner of ADRs, taken together with all other shares of common stock beneficially owned by the ADR holder or beneficial owner, including shares of common stock beneficially owned by affiliated owners, to any limit under our articles of incorporation and applicable law with respect to which we may, from time to time, notify the ADR depositary. We may instruct the ADR depositary to take action with respect to the beneficial ownership of any ADR holder or beneficial owner of ADRs or common stock represented by the ADSs held by such ADR holder or beneficial owner in excess of the limitations, if and to the extent the disposition is permitted by applicable law. See “Item 10. Additional Information — Item 10D. Exchange Controls — Restrictions Applicable to ADSs”.

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

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      Not Applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not Applicable

Item 15.	Controls and Procedures

      As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial and Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial and Accounting Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

      There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

      At our annual general meeting of shareholders in March 2004, our shareholders elected the following four members of the Audit Committee: E. Han Kim, Hyun-Shik Yoo, Jeffrey D. Jones and Yoon-Suk Suh. In addition, they determined and designated that Yoon-Suk Suh is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected Audit Committee, and reaffirmed the determination by our shareholders that Yoon-Suk Suh is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules.

Item 16B.	Code of Ethics

      We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Conduct, applies to our Chief Executive Officer and Chief Financial and Accounting Officer, as well as to our directors, other officers and employees. Our Code of Conduct is available on our web site at www.posco.kr. If we amend the provisions of our Code of Conduct that apply to our Chief Executive Officer or Chief Financial and Accounting Officer, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

      The following table sets forth the fees billed to us by our independent auditors, Samil PricewaterhouseCoopers, during the fiscal years ended December 31, 2002 and 2003:

	Year ended
	December 31,

	2002		2003

	(In millions of Won)
Audit fees	W	770	W	2,076
Audit-related fees		230		177
Tax fees		76		62
Other fees		51		68

Total fees		1,127		2,383

      Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, in connection with the audit of our annual financial statements and the annual financial statements of POSCO Canada Ltd. and review of interim financial statements, as well as re-audit of our annual financial statements for the fiscal years ended December 31, 2000 and 2001. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

      Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers for due diligence service related to an acquisition project, accounting advisory service on consolidation, comforting of financial information disclosed on our annual report filed with the Ministry of Finance and Economy and general consultation on financial accounting and reporting standards.

      Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers for our tax compliance and tax planning, as well as tax planning and preparation of Canadian tax returns for POSCO Canada Ltd.

      Other fees in the above table are fees billed by Samil PricewaterhouseCoopers primarily related to review of financial information on potential investment projects.

Audit Committee Pre-Approval Policies and Procedures

      Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

      Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not Applicable

PART III

Item 17.	Financial Statements

      Not Applicable

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of subsidiaries of POSCO
12.1	—	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of POSCO

      We have audited the accompanying consolidated balance sheets of POSCO and its subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Republic of Korea.

      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Seoul, Republic of Korea

March 5, 2004

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

POSCO and Subsidiaries

Consolidated Balance Sheets

December 31, 2002 and 2003

					(Note 2)

	2002		2003		2003

	(in millions of Korean Won and
	thousands of US Dollars)
ASSETS
Current assets
Cash and cash equivalents, net of government grants (Notes 3 and 27)	W	267,380	W	592,602	$497,149
Short-term financial instruments (Notes 3 and 27)		258,132		695,169	583,195
Trading securities (Note 4)		1,192,204		1,321,301	1,108,474
Current portion of held-to-maturity securities (Note 7)		27,845		250,481	210,135
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 13, 27 and 28)		1,739,605		2,308,445	1,936,615
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27 and 28)		72,739		95,564	80,171
Inventories (Notes 6 and 29)		1,671,446		2,068,371	1,735,210
Other current assets, net of allowance for doubtful accounts (Note 11)		185,499		289,665	243,008

Total current assets		5,414,850		7,621,598	6,393,957
Property, plant and equipment, net (Notes 8, 13, 14 and 29)		10,324,574		9,845,777	8,259,880
Investment securities (Notes 7 and 29)		2,528,438		2,318,830	1,945,327
Intangible assets, net (Notes 9 and 29)		474,812		474,496	398,067
Long-term loans, net of allowance for doubtful accounts and present value discount (Notes 5, 27 and 29)		117,260		82,877	69,528
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5 and 29)		44,863		43,665	36,632
Deferred income tax assets (Notes 25 and 29)		51,659		43,324	36,346
Guarantee deposits (Notes 27 and 29)		25,577		31,067	26,063
Long-term financial instruments (Notes 3, 27 and 29)		20,574		18,002	15,102
Other long-term assets, net of allowance for doubtful accounts and present value discount (Notes 11 and 29)		74,242		288,913	242,377

Total assets	W	19,076,849	W	20,768,549	$17,423,279

POSCO and Subsidiaries

Consolidated Balance Sheets — (Continued)

December 31, 2002 and 2003

					(Note 2)

	2002		2003		2003

	(in millions of Korean Won and
	thousands of US Dollars, except per share amounts)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable (Notes 27 and 28)	W	689,745	W	917,495	$769,710
Short-term borrowings (Notes 12, 27 and 28)		587,955		731,781	613,910
Current portion of long-term debt, net of discount on debentures issued (Notes 12, 13 and 27)		1,319,531		1,020,865	856,430
Accrued expenses (Note 27)		225,932		346,186	290,425
Other accounts and notes payable (Note 27)		146,567		187,610	157,391
Withholdings (Note 27)		66,048		82,770	69,438
Income tax payable		415,429		572,860	480,587
Dividends payable		8,690		2,505	2,101
Other current liabilities (Note 16)		260,376		309,846	259,939

Total current liabilities		3,720,273		4,171,918	3,499,931
Long-term debt, net of current portion and discount on debentures issued (Notes 12, 13, 27 and 28)		3,194,015		2,952,384	2,476,832
Accrued severance benefits, net (Note 15)		103,472		162,662	136,462
Deferred income tax liabilities (Note 25)		135,564		119,979	100,654
Other long-term liabilities (Note 16)		103,879		112,039	93,991

Total liabilities		7,257,203		7,518,982	6,307,870

Commitments and contingencies (Note 17)
Shareholders’ equity
Common stock, W5,000 par value, authorized 200 million shares: issued and outstanding 90,781,795 shares in 2002 and 88,966,155 shares in 2003		482,403		482,403	404,701
Capital surplus (Note 18)		3,797,737		3,828,773	3,212,058
Retained earnings (Note 19)		8,464,715		9,875,080	8,284,463

(Net income: W845,679 million in 2001 and W1,089,288 million in 2002 and W1,995,983 million in 2003
Losses in excess of minority interest: W2,037 million in 2001 and W2,495 million in 2002 and W3,163 million in 2003)

Capital adjustments, net (Note 20)		(1,204,374)		(1,229,988)	(1,031,869)

		11,540,481		12,956,268	10,869,353

Minority interest
Common stock		130,888		142,678	119,696
Capital surplus and retained earnings		148,277		150,621	126,360

		279,165		293,299	246,056

Total shareholders’ equity		11,819,646		13,249,567	11,115,409

Total liabilities and shareholders’ equity	W	19,076,849	W	20,768,549	$17,423,279

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Income

Year Ended December 31, 2001, 2002 and 2003

							(Note 2)

	2001		2002		2003		2003

	(in millions of Korean Won and
	thousands of US Dollars, except per share amounts)
Sales	W	13,121,097	W	14,354,918	W	17,789,237	$14,923,857
Cost of goods sold		10,679,735		11,338,260		13,450,786	11,284,217

Gross profit		2,441,362		3,016,658		4,338,451	3,639,640
Selling and administrative expenses (Note 23)		854,069		966,791		1,075,470	902,240

Operating income		1,587,293		2,049,867		3,262,981	2,737,400
Non-operating income
Interest and dividend income		134,934		72,792		97,233	81,572
Gain on foreign currency transactions		118,947		132,276		84,459	70,855
Gain on foreign currency translation		90,191		128,844		6,415	5,382
Gain on valuation of trading securities		11,505		6,366		6,387	5,358
Gain on disposal of trading securities		41,886		49,938		35,993	30,196
Gain on disposal of property, plant and equipment		10,435		22,361		8,061	6,763
Gain on derivatives transaction (Note 22)		13,826		13,160		2,481	2,081
Gain on valuation of derivatives (Note 22)		168		569		2,849	2,390
Gain on recovery of allowance for doubtful accounts		9,344		—		12,798	10,737
Gain on disposal of investments		2,851		6,454		11,099	9,312
Gain on disposal of scrap		26,213		52,221		27,440	23,020
Others		88,640		58,463		64,162	53,825

		548,940		543,444		359,377	301,491

Non-operating expenses
Interest expense		450,546		331,776		250,319	210,000
Other bad debt expense		—		178,476		—
Loss on foreign currency transactions		101,390		96,976		77,979	65,419
Loss on foreign currency translation		118,024		28,768		118,231	99,187
Loss on valuation of equity method investments (Note 7)		29,047		128,769		4,523	3,794
Donations (Note 24)		83,195		50,147		103,191	86,570
Loss on disposal of property, plant and equipment		25,008		38,215		43,217	36,256
Loss on valuation of derivatives (Note 22)		535		11,775		30,781	25,823
Loss on impairment of investment securities (Note 7)		12,575		27,041		10,651	8,935
Loss on impairment of property, plant and equipment (Note 8)		53,951		139,833		150,750	126,468
Loss on valuation of inventories		21,231		1,178		4,580	3,842
Others		66,058		52,920		80,866	67,840

		961,560		1,085,874		875,088	734,134

Net income before income tax expense and minority interest		1,174,673		1,507,437		2,747,270	2,304,757

Income tax expense (Note 25)		337,463		398,305		730,270	612,642

Net income before minority interest		837,210		1,109,132		2,017,000	1,692,115

Minority interest in income (losses) of consolidated subsidiaries		(8,469)		19,844		21,017	17,632

Net income (Note 26)	W	845,679	W	1,089,288	W	1,995,983	$1,674,483

Basic and diluted earnings per share (Note 26) (in Korean Won and US Dollar)	W	10,366	W	13,295	W	24,496	$20.55

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Year Ended December 31, 2001, 2002 and 2003

	Common stock
				Capital		Retained		Capital		Minority
	Shares	Amount		surplus		earnings		adjustments		interest		Total

	(in millions of Korean Won)
Balance as of January 1, 2001	96,480,625	W	482,403	W	3,860,756	W	6,758,350	W	(1,539,953)	W	159,623	W	9,721,179
Net income for 2001	—		—		—		845,679		—		—		845,679
Effect of change in percentage of ownership of investees	—		—		(4,890)		3,288		—		10,850		9,248
Dividends	—		—		—		(203,681)		—		(8,093)		(211,774)
Change in losses in excess of minority interest	—		—		—		284		—		(284)		—
Retirement of treasury stock	(2,891,140)		—		—		(290,071)		290,071		—		—
Change in treasury stock	—		—		—		—		(4,572)		—		(4,572)
Overseas operations translation adjustment	—		—		—		—		(6,594)		15,234		8,640
Valuation gain (loss) on investment securities	—		—		—		—		135,374		(75)		135,299
Minority interest in income consolidated subsidiaries	—		—		—		—		—		(8,469)		(8,469)
Others	—		—		3,163		15,587		670		(615)		18,805

Balance as of December 31, 2001	93,589,485	W	482,403	W	3,859,029	W	7,129,436	W	(1,125,004)	W	168,171	W	10,514,035

Balance as of January 1, 2002	93,589,485	W	482,403	W	3,859,029	W	7,129,436	W	(1,125,004)	W	168,171	W	10,514,035
Net income for 2002	—		—		—		1,089,288		—		—		1,089,288
Cumulative effect of accounting policy change	—		—		—		717,510		—		—		717,510
Effect of change in percentage of ownership of investees	—		—		(70,419)		13,572		—		106,833		49,986
Dividends	—		—		—		(204,089)		—		(13,751)		(217,840)
Change in losses in excess of minority interest	—		—		—		(458)		—		458		—
Retirement of treasury stock	(2,807,690)		—		—		(281,698)		281,698		—		—
Change in treasury stock	—		—		—		—		(12,289)		—		(12,289)
Overseas operations translation adjustment	—		—		—		—		(40,952)		(999)		(41,951)
Valuation loss on investment securities	—		—		—		—		(307,175)		(612)		(307,787)
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		19,844		19,844
Others	—		—		9,127		1,154		(652)		(779)		8,850

Balance as of December 31, 2002	90,781,795	W	482,403	W	3,797,737	W	8,464,715	W	(1,204,374)	W	279,165	W	11,819,646

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity — (Continued)

Year Ended December 31, 2001, 2002 and 2003

	Common stock
				Capital		Retained		Capital		Minority
	Stock	Amount		surplus		earnings		adjustments		interest		Total

	(in millions of Korean Won)
Balance as of January 1, 2003	90,781,795	W	482,403	W	3,797,737	W	8,464,715	W	(1,204,374)	W	279,165	W	11,819,646
Net income for 2003	—		—		—		1,995,983		—		—		1,995,983
Effect of change in percentage of ownership of investees	—		—		(7,345)		—		—		3,248		(4,097)
Dividends	—		—		—		(326,865)		—		(7,538)		(334,403)
Loss on prior period unadjusted equity method	—		—		—		(16,124)		—		—		(16,124)
Change in losses in excess of minority interest	—		—		—		(668)		—		668		—
Retirement of treasury stock	(1,815,640)		—		—		(253,381)		253,381		—		—
Change in treasury stock	—		—		21,635		—		(175,555)		—		(153,920)
Overseas operations translation adjustment	—		—		—		—		44,496		(1,006)		43,490
Valuation loss on investment securities	—		—		—		—		(152,089)		(5,157)		(157,246)
Minority interest in income consolidated subsidiaries	—		—		—		—		—		21,017		21,017
Others	—		—		16,746		11,420		4,153		2,902		35,221

Balance as of December 31, 2003	88,966,155	W	482,403	W	3,828,773	W	9,875,080	W	(1,229,988)	W	293,299	W	13,249,567

	Common stock
			Capital	Retained	Capital	Minority
	Stock	Amount	surplus	earnings	adjustments	interest	Total

	(in thousands US Dollars)
Balance as of January 1, 2003	90,781,795	$404,701	$3,186,021	$7,101,271	$(1,010,381)	$234,199	$9,915,811
Net income for 2003	—	—	—	1,674,483	—	—	1,674,483
Effect of change in percentage of ownership of investees	—	—	(6,162)	—	—	2,725	(3,437)
Dividends	—	—	—	(274,215)	—	(6,324)	(280,539)
Loss on prior period unadjusted equity method	—	—	—	(13,527)	—	—	(13,527)
Change in losses in excess of minority interest	—	—	—	(561)	—	561	—
Retirement of treasury stock	(1,815,640)	—	—	(212,568)	212,568	—	—
Change in treasury stock	—	—	18,150	—	(147,278)	—	(129,128)
Overseas operations translation adjustment	—	—	—	—	37,329	(844)	36,485
Valuation loss on investment securities	—	—	—	—	(127,591)	(4,327)	(131,918)
Minority interest in income consolidated subsidiaries	—	—	—	—	—	17,632	17,632
Others	—	—	14,049	9,580	3,484	2,434	29,547

Balance as of December 31, 2003	88,966,155	$404,701	$3,212,058	$8,284,463	$(1,031,869)	$246,056	$11,115,409

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31, 2001, 2002 and 2003

							(Note 2)

	2001		2002		2003		2003

	(in millions of Korean Won and thousands of US Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	W	845,679	W	1,089,288	W	1,995,983	$1,674,483

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,316,516		1,453,253		1,568,057	1,315,483
Accrual of severance benefits		86,878		119,091		165,018	138,438
Provision (reversal of allowance) for doubtful accounts		(56)		184,887		(3,843)	(3,225)
Unrealized foreign exchange losses (gains)		8,468		(105,716)		111,736	93,738
Gain on valuation of trading securities		(11,505)		(6,366)		(5,756)	(4,829)
Loss on valuation of derivatives, net		367		11,206		27,932	23,433
Loss (gain) on derivatives transaction, net		7,219		(9,784)		(821)	(688)
Gain on disposal of trading securities and investments, net		(42,334)		(52,713)		(39,738)	(33,337)
Loss on disposal of property, plant and equipment, net		14,573		15,854		35,156	29,493
Loss on valuation of inventories		21,231		1,178		4,580	3,842
Loss on impairment of investment securities and property, plant and equipment		66,526		166,874		161,402	135,403
Loss on valuation of equity method investments, net		23,961		128,769		4,523	3,794
Minority interest in income of consolidated subsidiaries		(8,469)		19,844		21,017	17,632
Stock compensation expense		1,790		6,497		18,894	15,851
Others		58,587		672		91,413	76,692

		1,543,752		1,933,546		2,159,570	1,811,720

CHANGES IN OPERATING ASSETS AND LIABILITIES
Increase in trade accounts and notes receivable		367,157		(151,351)		(502,944)	(421,933)
Decrease (increase) in inventories		173,755		69,950		(392,255)	(329,073)
Increase in trade accounts and notes payable		(170,118)		151,699		89,220	74,849
Decrease (increase) in other accounts and notes receivable		67,312		28,938		(23,233)	(19,491)
Increase in other accounts and notes payable		(453,022)		11,588		83,506	70,055
Increase (decrease) in accrued expenses		(121,445)		(61,507)		120,087	100,744
Increase in income tax payable		(280,363)		271,347		149,376	125,315
Deferred income tax, net		12,828		(137,771)		(2,164)	(1,816)
Payment of severance benefits		(9,168)		(14,469)		(25,045)	(21,011)
Others		(66,886)		22,081		(153,504)	(128,777)

		(479,950)		190,505		(656,956)	(551,138)

Net cash provided by operating activities		1,909,481		3,213,339		3,498,597	2,935,065

POSCO and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

Year Ended December 31, 2001, 2002 and 2003

							(Note 2)

	2001		2002		2003		2003

	(in millions of Korean Won and thousands of US Dollars)
CASH FLOWS FROM INVESTING ACTIVITIES
Disposal of trading securities	W	9,058,501	W	11,547,221	W	10,800,373	$9,060,715
Acquisition of trading securities		(8,582,000)		(12,150,384)		(10,881,694)	(9,128,938)
Disposal of short-term financial instruments		3,640,112		1,317,099		1,940,605	1,628,025
Acquisition of short-term financial instruments		(3,621,042)		(1,140,400)		(2,365,200)	(1,984,228)
Acquisition of property, plant and equipment		(1,495,961)		(1,688,840)		(1,298,848)	(1,089,638)
Disposal of property, plant and equipment		35,175		91,238		69,886	58,629
Acquisition of investment securities		(661,248)		(117,790)		(726,766)	(609,703)
Disposal of investment securities		139,159		109,523		234,038	196,340
Proceeds from short-term loans		34,949		147,650		45,512	38,181
Short-term loans provided		(29,239)		(56,910)		(52,401)	(43,961)
Long-term loans provided		(68,654)		(46,162)		(30,192)	(25,329)
Acquisition of intangible assets		(97,547)		(96,676)		(103,828)	(87,104)
Others		89,059		(61,133)		233,246	195,678

Net cash used in investing activities		(1,558,736)		(2,145,564)		(2,135,269)	(1,791,333)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of cash dividends		(228,736)		(214,277)		(325,961)	(273,457)
Proceeds from (payment of) short-term borrowings		(656,673)		(85,565)		102,131	85,681
Proceeds from long-term debt		1,450,904		646,848		656,071	550,395
Repayment of current portion of long-term debt		(1,234,520)		(1,299,970)		(1,314,762)	(1,102,989)
Repayment of long-term debt		(149,417)		(278,086)		(2,129)	(1,786)
Proceeds from minority interest		14,513		54,107		4,033	3,383
Acquisition of treasury stock		—		(91,143)		(263,351)	(220,932)
Disposal of treasury stock		—		95,187		43,885	36,816
Others		(19,700)		(5,351)		53,919	45,235

Net cash used in financing activities		(823,629)		(1,178,250)		(1,046,164)	(877,654)

Effect of exchange rate changes on cash and cash equivalents		6,365		(12,862)		9,107	7,640

Net decrease in cash and cash equivalents from changes in consolidated subsidiaries		(6,543)		(16,097)		—	—

Net increase (decrease) in cash and cash equivalents		(473,062)		(139,434)		326,271	273,718
Cash and cash equivalents at the beginning of the year		880,171		407,109		267,675	224,559

Cash and cash equivalents at the end of the year	W	407,109	W	267,675	W	593,946	$498,277

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	W	423,809	W	327,575	W	255,762	$214,566

Cash paid during the year for income tax	W	604,998	W	264,729	W	589,052	$494,171

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2003

1.	Consolidated Companies

      General descriptions of POSCO, the controlling company, and its controlled subsidiaries (the “Company”), including POSCO Engineering & Construction Co., Ltd. (POSCO E & C) and twelve other domestic subsidiaries and twenty-one overseas subsidiaries, whose accounts are included in the consolidated financial statements, and fourteen equity method investees, which are excluded from the consolidation, are as follows:

The Controlling Company

      POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,700 thousand tons; 12,870 thousand tons at the Pohang mill and 15,830 thousand tons at the Gwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants and one office in Korea, and one branch and six liaison offices overseas. The principal market for POSCO’s products is the domestic market in Korea, while export and overseas sales are concentrated in Japan, China and other countries in the Asia Pacific region.

      Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of W5,000 per share). As of December 31, 2003, 88,966,155 shares of common stock were issued. In addition, the Company retired 2,891,140 and 2,807,690 shares of treasury stock with the approval of the Board of Directors on August 25, 2001 and November 20, 2002, respectively. The Company has decided to retire 1,815,640 shares of treasury stock with the approval of the Board of Directors on July 22, 2003. The aforementioned treasury shares were retired on October 16, 2003. Accordingly, total issued shares reduced to 88,966,155 in 2003 from 90,781,795 in 2002.

      As of December 31, 2003, POSCO’s shareholders are as follows:

	Number of	Percentage of
	shares	shares (%)

Pohang University of Science and Technology	2,905,000	3.27
Nippon Steel Corporation	2,894,435	3.25
SK Telecom Co.	2,481,310	2.79
Government of Singapore	2,858,209	3.21
National Pension Corporation	2,471,097	2.78
Others	75,356,104	84.70

	88,966,155	100.00

      As of December 31, 2002 and 2003, the shares of POSCO are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Consolidated Subsidiaries

      The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2003.

		Capital
		(in millions of		Number of	Number of shares			Percentage of		Percentage of
		Korean Won)		outstanding				ownership		ownership of
Subsidiaries	Primary business	(c)		shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries (%)

Domestic:
POSCO E & C (POSEC)	Engineering and construction	W	722,171	30,000,000	27,281,080	—	27,281,080	90.94	Pohang	—
Posteel Co., Ltd.	Steel sales and service		257,008	18,000,000	17,155,000	—	17,155,000	95.31	Pohang	—
POSCON Co., Ltd.	Electronic control devices manufacturing		77,961	3,435,000	3,098,610	—	3,098,610	90.21	Pohang	—
Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		252,363	6,000,000	4,000,000	—	4,000,000	66.67	Pohang	—
POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance		31,976	1,700,000	1,700,000	—	1,700,000	100.00	Pohang	—
POSDATA Co., Ltd.	Computer hardware and software distribution		104,070	6,155,160	4,000,000	—	4,000,000	64.99	Sungnam	—
POSCO Research Institute	Economic research and consulting		22,559	3,800,000	3,800,000	—	3,800,000	100.00	Seoul	—
Seung Kwang Co., Ltd.	Athletic facilities operation		42,644	4,145,000	2,737,000	1,208,000	3,945,000	92.53	Suncheon	POSCO E&C (29.14)
POS-AC Co., Ltd.	Architecture and consulting		7,411	130,000	130,000	—	130,000	100.00	Seoul	—
Changwon Specialty Steel Co., Ltd.	Specialty steel manufacturing		355,270	30,000,000	26,000,000	4,000,000	30,000,000	99.04	Changwon	Posteel (6.67), POSCON (6.67)
POSCO Machinery Co., Ltd.	Machinery installation		23,239	1,000,000	1,000,000	—	1,000,000	100.00	Gwangyang	—
POSTECH Venture Capital Co., Ltd.	Investment in venture companies		33,307	6,000,000	5,700,000	—	5,700,000	95.00	Pohang	—
POSCO Refractories & Environment (POSREC)	Manufacturing		85,992	5,907,000	3,544,200	—	3,544,200	60.00	Pohang	—

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

		Capital
		(in millions of		Number of	Number of shares			Percentage of		Percentage of
		Korean Won)		outstanding				ownership		ownership of
Subsidiaries	Primary business	(c)		shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries (%)

Foreign:
POSCO America Corp. (POSAM)	Steel trading	W	153,544	308,610	306,855	1,755	308,610	99.97	U.S.A.	POSCAN (0.57)
POSCO Australia Pty. Ltd. (POSA)	Steel trading		55,834	761,775	761,775	—	761,775	100.00	Australia	—
POSCO Canada Ltd. (POSCAN)	Coal trading		44,511	1,099,885	—	1,099,885	1,099,885	95.31	Canada	Posteel (100.00)
POSCO Asia Co., Ltd. (POA)	Steel trading		13,542	9,360,000	9,360,000	—	9,360,000	100.00	Hongkong	—
POSCO International Osaka, Inc. (PIO)	Steel trading		10,523	800	800	—	800	100.00	Japan	—
VSC POSCO Steel Corporation (VPS)	Steel manufacturing		15,199	N/A	N/A	N/A	N/A	39.77	Vietnam	Posteel (5.00)(b)
DALIAN POSCO — CFM Coated Steel Co., Ltd.	Coated steel manufacturing		36,467	N/A	N/A	N/A	N/A	54.30	China	Posteel (15.00)(b)
POS-Tianjin Coil Center Co., Ltd.	Steel service center		13,466	N/A	N/A	N/A	N/A	67.19	China	Posteel (60.00)(b)
POSMETAL Co., Ltd.	Steel service center		5,069	6,000	—	3,000	3,000	47.66	Japan	Posteel (50.00)
Shanghai Real Estate Development Co., Ltd.	Real estate rental		68,582	N/A	N/A	N/A	N/A	90.94	China	POSCO E & C (100.00)(b)
IBC Corporation	Real estate rental		13,963	N/A	N/A	N/A	N/A	54.56	Vietnam	POSCO E & C (60.00)(b)
POSLILAMA Steel Structure Co., Ltd.	Steel structure fabrication and sales		(7,359)	N/A	N/A	N/A	N/A	64.10	Vietnam	POSCO E & C (60.00), Posteel (10.00)(b)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing		239,659	N/A	N/A	N/A	N/A	82.48	China	—(b)
SHUNDE Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		30,973	N/A	N/A	N/A	N/A	93.80	China	—(b)
POS-THAI Service Steel Center Co., Ltd.	Steel service center		8,028	4,091,570	477,288	2,136,208	2,613,496	61.43	Thailand	Posteel (52.21)
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing		42,130	N/A	N/A	N/A	N/A	80.00	China	—(b)
Myanmar-POSCO Co., Ltd.	Steel manufacturing		7,351	19,200	13,440	—	13,440	70.00	Myanmar	—
Zhangjiagang POSHA Steel Port Co., Ltd.	Depot service		9,878	N/A	N/A	N/A	N/A	76.35	China	POSCO E & C (25.00), Zhangjiagang Pohang Stainless Steel (65.00)(b)

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

		Capital
		(in millions of		Number of	Number of shares			Percentage of		Percentage of
		Korean Won)		outstanding				ownership		ownership of
Subsidiaries	Primary business	(c)		shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries (%)

POSCO Investment Co., Ltd.	Finance	W	36,937	2,000,000	2,000,000	—	2,000,000	100.00	Hongkong	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Steel service center		18,981	N/A	N/A	N/A	N/A	100.00	China	—(b)
POS-Qingdao Coil Center Co., Ltd.	Steel service center		10,328	N/A	N/A	N/A	N/A	65.84	China	Posteel (69.08)(b)

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	No shares have been issued in accordance with the local laws or regulations.

(c)	Capital of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Equity Method Investees

      The following table sets forth certain information with regard to equity method investees as of December 31, 2003.

		Capital
		(in millions of		Number of shares			Percentage of		Percentage of
		Korean Won)					ownership		ownership of
Investees	Primary business	(e)		POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries (%)

Domestic:
eNtoB Corporation	E-business	W	14,357	560,000	180,000	740,000	21.94	Seoul	POSDATA and others (5.00)
MIDUS Information Technologies Co., Ltd.	Engineering		8,802	—	866,190	866,190	23.57	Seoul	POSCO E & C (25.92)(d)
Foreign:
KOBRASCO	PELLET		2,514	2,010,719,185	—	2,010,719,185	50.00	Brazil	—(c)
Fujiura Butsuryu Center Co., Ltd.	Warehousing		1,660	—	600	600	30.00	Japan	PIO (30.00)
USS — POSCO Industries (UPI)	Material processing		191,314	N/A	N/A	N/A	49.99	U.S.A.	POSAM (50.00)(b)(c)
Suzhou Dongshin Color Metal Sheet Co., Ltd.	Coloring		13,553	N/A	N/A	N/A	28.59	China	Posteel (30.00)(b)
POSCHROME	Fe-Cr		26,845	21,675	—	21,675	25.00	Republic of South Africa	—
Shunde Xingpu Steel Center Co., Ltd.	Metal processing		15,672	N/A	N/A	N/A	20.51	China	Posteel (10.50)(b)
POS-HYUNDAI STEEL	Metal processing		6,381	2,345,558	4,573,838	6,919,396	28.58	India	Posteel (19.50)
POSCO Bioventures LP.	Investment in companies in the bio-tech industry		31,119	N/A	N/A	N/A	79.98	U.S.A.	POSAM (80.00)(b)(c)
PT POSMI STEEL Indonesia	Steel service center		2,453	743	2,229	2,972	35.40	Indonesia	Posteel (27.52)(c)
Posmmit Steel Centre SDN BHD (POS-MMIT)	Steel service center		8,494	4,200,000	—	4,200,000	30.00	Malaysia	—
POSVINA Co., Ltd.	Steel manufacturing		7,940	N/A	N/A	N/A	50.00	Vietnam	—(b)(c)(d)
POSVEN	Steel manufacturing		Negative Capital	4,480	2,240	6,720	58.63	Venezuela	POSCO E&C (10.00) POSTEEL (10.00)

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	No shares have been issued in accordance with the local laws or regulations.

(c)	The Company owns over 30 % of equity interest in KOBRASCO, UPI, and PT POSMI STEEL Indonesia, however, the Company is not the major shareholder of these companies. The Company owns over 79.98 % and 50 % of equity interest in POSCO Bioventures LP. and POSVINA Co., Ltd., however, due to an agreement with POSCO Bioventures LP., which prohibits the Company to engage in management activities, POSCO Bioventures LP. was excluded from consolidation.

(d)	Total asset exceeded W7,000 million as of December 31, 2002, accordingly, it is included in consolidated subsidiaries in 2003.

(e)	Capital of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Subsidiaries Excluded from the Consolidated Financial Statements

      The following companies have been excluded from consolidation and are accounted for under the cost method:

		Shareholders’		Number of shares			Percentage of		Percentage of
		equity					ownership		ownership of
Subsidiaries	Primary business	(e)		POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries (%)

	(in millions of Korean Won)
Domestic:
POSCO Terminal Co., Ltd.	Distribution and warehousing	W	2,882	51,000	—	51,000	51.00	Gwangyang	—(b)
Foreign:
PT. POSNESIA Stainless Steel Industry	STS/CR		2,537	29,610,000	—	29,610,000	70.00	Indonesia	—(c)
POSEC-HAWAII Inc.	Construction		8,260	—	18,100	18,100	90.94	U.S.A.	POSCO E & C (100.00)(c)
POS-ORE Pty. Ltd.	Soft coal		16,205	—	17,500,001	17,500,001	100.00	Australia	POSA (100.00)(d)

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	Capital investment is less than W7,000 million (newly incorporated).

(c)	As of December 31, 2003, the company’s operations have been suspended for more than one year.

(d)	The total assets of POS-ORE Pty. Ltd. are less than W7,000 million as of December 31, 2002.

(e)	Capital of the Company’s oversea subsidiaries is translated at the exchange rate as of the balance sheet date.

Change in Scope of Consolidation

      The consolidated financial statements include the accounts of Qingdao Pohang Stainless Steel Co., Ltd., which was excluded from consolidation as of December 31, 2002, due to the increase in total assets exceeding W7,000 million as of December 31, 2003. Also, the consolidated financial statements include the accounts of POSCO (SUZHOU) Automotive Processing Center Co., Ltd., which was newly incorporated in 2003, since the Company has an actual controlling financial interest in POSCO (SUZHOU) Automotive Processing Center Co., Ltd.

2.	Summary of Significant Accounting Policies

      The significant accounting policies followed by the Company in the preparation of its consolidated financial statements, in accordance with the Financial Accounting Standards of the Republic of Korea and Statements of Korean Financial Accounting Standards (“SKFAS”), including SKFAS No. 1 through No. 9, are summarized below:

Basis of Consolidated Financial Statements Presentation

      POSCO and its domestic subsidiaries maintain their accounting records in Korean Won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

attached to the Korean language consolidated financial statements, but not required for a fair presentation of POSCO and its domestic subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

      The Company has already adopted SKFAS No. 12 “Construction-Type Contracts” covering periods beginning after December 31, 2002. The adoption of this statement had no material impact on the Company’s financial position or results of operations.

Accounting Estimates

      The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

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

Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with original maturities of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the consolidated balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Revenue Recognition

      Revenue is generally recognized when products are delivered. Revenue from construction and machinery installation is recognized using the percentage-of-completion method based on the ratio of actual costs incurred to the total estimated cost to complete. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in-progress are charged to current operations, in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as a current asset, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a current liability. Revenue from consulting and other services are generally recognized when the service is provided to the customer. Revenue from long-term service contracts is deferred and recognized over the life of the contract.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Allowance for Doubtful Accounts

      The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

Inventories

      Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials in-transit which are stated at actual cost determined using the specific identification method. For certain other subsidiaries, inventories are stated at the lower of cost or market, with cost being determined using the gross average method or FIFO method (see “Significant accounting policies of POSCO and its controlled subsidiaries”).

      If the net realizable value of inventories is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations.

Investment Securities

      Investment securities are classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with the intention of the Company.

      Investment securities are initially carried at cost, including incidental expenses, with cost determined by the moving-average method. Trading and available-for-sale securities are reported at fair value, including incidental expenses. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Held-to-maturity securities are reported at cost. Differences between the initial cost and face value are amortized using the effective interest rate over its term. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of changes in shareholders’ equity. The accumulated amount in shareholders’ equity is reported in current operations when the relevant securities are disposed or losses are recognized. If the collectible amount of the securities is less than its cost, such losses are recognized in current operations.

      Investments in equity securities of companies over which the Company has the ability to exercise a significant influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over the estimated useful life using the straight-line method. Under the equity method, the original investment is recorded at cost and adjusted by the Company’s share of the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders’ equity, or retained earnings, depending on the nature of the underlying change in the net book value of the investee. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment are eliminated.

      Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows (see “Significant accounting policies of POSCO and its controlled subsidiaries”):

Estimated useful lives
(years)

Buildings and structures	5 - 60
Machinery and equipment	3 - 25
Tools	4 - 10
Vehicles	4 - 10
Furniture and fixtures	4 - 20

      The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

      Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

Long-Lived Assets

      Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and quoted market price in active markets, if available, with resulting impairment loss charged to current operations. If quoted market price is not available, the net realized value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Company reports an asset to be disposed of at the lower of its carrying value or fair value less cost to sell.

Intangible Assets

      Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
(years)

Goodwill	5 - 10
Negative goodwill	5
Intellectual property rights	5 - 50
Port facilities usage rights	2 - 33	(c)
Land usage rights	25 - 50
Internally used software	4 - 20	(b)
Deferred development expenses		(a)
Others	3 - 50

(a)	The costs incurred in relation to the development of new products and new technologies are recognized and recorded as development costs only if it is probable that future economic benefits that

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

(b)	The costs directly relating to the development of internally used software, of which the estimated future benefits are probable, are capitalized as internally used software. Internally used software systems that are part of production line are amortized over the estimated useful lives of twenty years.

(c)	Port facilities usage rights, which represent rights to use certain port facilities, are stated at cost less accumulated amortization and are amortized over the term of the rights.

Discounts on Debentures

      Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as an interest expense.

Government Grants

      The government grants related to fixed assets are accounted for as reduction of the cost of the related asset or deferred credits and amortized over the life of the assets. Other government grants without any specified condition are accounted for as other income.

Valuation of Assets and Liabilities at Present Value

      Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the temporary differences between the amount reported for financial reporting and income tax purposes.

Accrued Severance Benefits

      Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with POSCO or most of its subsidiaries, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

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

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Lease Transactions

      The Company accounts for lease transactions as either operating leases or capital leases, depending on the terms of the underlying lease agreement. Machinery and equipment acquired under capital lease agreements are recorded at cost as property, plant and equipment and depreciated using the straight-line method over their estimated useful lives. In addition, the aggregate lease payments are recorded as obligations under capital leases, net of accrued interest. Accrued interest is amortized over the lease period using the effective interest rate method.

      Machinery and equipment acquired under operating lease agreements are not included in property, plant and equipment. The related lease rentals are charged to expense when incurred.

Foreign Currency Transactions and Translation

      Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Translation of Foreign Operations

      Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average exchange rate of the reporting period. Gains or losses on translation are offsetted and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

Stock Appreciation Rights

      Compensation expenses for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the moving weighted average of quoted market price at the end of the period proportionally recognized over the vesting period and adjusted for pervious recognized expense (Note 21).

Derivative Instruments

      The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, fair market value hedges and derivatives for trading purposes. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the consolidated balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value, and are offset against the purchasing price of inventories in case of cash flow hedging. Derivative financial instruments for trading purposes are valued at estimated market price, and resulting unrealized gains or losses are recognized in current operations.

Earnings Per Share

      Earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding (excluding the number of shares held by the Company as treasury stock).

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Cash Flow Statement

      The cash flow statements are prepared under the basis of accounting used in the primary financial statements complies with U.S. generally accepted accounting principles. Cash flows from forward contracts and swap contracts are accounted for as hedges are classified in the same category as the item being hedged.

United States Dollar Amounts

      The Company operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of W1192.0: US$ 1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2003. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollar at this or any other rate.

Application of the Statements of Korean Financial Accounting Standards

      The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 became effective for the Company on January 1, 2003. The balance sheet as of December 31, 2002, presented herein for comparative purposes, was restated in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, decreased by W245,216 million and the balance of retained earnings increased by same amount.

      The Company plans to adopt SKFAS No. 10 “Inventory” and other statements in its financial statements for the year ending December 31, 2004.

Significant Accounting Policies of POSCO and its Controlled Subsidiaries

Depreciation of property, plant
Company	Inventories (a)	and equipment

POSCO	Moving-average method	Straight-line method
POSCO E & C	Moving-average method	Straight-line method
Posteel Co., Ltd.	Moving-average method	Straight-line method
POSCON Co., Ltd.	Moving-average method	Straight-line method, declining-balance method
Pohang Coated Steel Co., Ltd.	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Moving-average method	Straight-line method
POSDATA Co., Ltd.	Moving-average method	Straight-line method
POSCO Research Institute	N/A	Straight-line method
Seung Kwang Co., Ltd.	Gross average method	Straight-line method, declining-balance method
POS-AC Co., Ltd.	N/A	Straight-line method, declining-balance method
Changwon Specialty Steel Co., Ltd.	Moving-average method	Straight-line method
POSCO Machinery Co., Ltd.	Moving-average method	Straight-line method

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Depreciation of property, plant
Company	Inventories (a)	and equipment

POSTECH Venture Capital Co., Ltd.	N/A	Declining-balance method
POSCO Refractories & Environment (POSREC)	First-in, First-out, Moving-average method	Straight-line method, declining-balance method
POSCO America Corp. (POSAM)	Moving-average method	Straight-line method
POSCO Australia Pty. Ltd. (POSA)	Gross average method	Straight-line method
POSCO Canada Ltd. (POSCAN)	Gross average method	Straight-line method, unit of production method
POSCO Asia Co., Ltd. (POA)	N/A	Declining-balance method
POSCO International Osaka, Inc. (PIO)	Gross average method	Straight-line method
VSC POSCO Steel Corporation (VPS)	Moving-average method	Straight-line method
DALIAN POSCO — CFM Coated Steel Co., Ltd.	Moving-average method	Straight-line method
POS-Tianjin Coil Center Co., Ltd.	Specific identification method, Moving- average method	Straight-line method
POSMETAL Co., Ltd.	Moving-average method	Straight-line method
Shanghai Real Estate Development Co., Ltd.	N/A	Straight-line method
IBC Corporation	Specific identification method	Straight-line method
POSLILAMA Steel Structure Co., Ltd.	Moving-average method	Straight-line method
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Moving-average method	Straight-line method
SHUNDE Pohang Coated Steel Co., Ltd.	Moving-average method	Straight-line method
POS-THAI Service Steel Center Co., Ltd.	Moving-average method	Straight-line method
Qingdao Pohang Stainless Steel Co., Ltd.	Moving-average method	Straight-line method
Myanmar-POSCO Co., Ltd.	Moving-average method	Straight-line method
Zhangjiagang POSHA Steel Port Co., Ltd.	Moving-average method	Straight-line method
POSCO Investment Co., Ltd.	N/A	Straight-line method
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	N/A	Straight-line method
POS-Qingdao Coil Center Co., Ltd.	N/A	Straight-line method

(a)	Specific identification method is used for goods in-transit.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

3.	Cash and Cash Equivalents and Financial Instruments

      Cash and cash equivalents and short-term and long-term financial instruments as of December 31, 2002 and 2003 consist of the following:

	Annual interest
	rates (%) as of
	December 31,
	2003	2002		2003

		(in millions of Korean
		Won)
Cash and cash equivalents
Cash on hand and bank deposits	0.01 - 3.00	W	9,382	W	9,732
Corporate bank deposits	0.10 - 5.00		6,060		37,874
Checking accounts	—		3,397		4,704
Time deposits in foreign currency and others	0.00 - 6.00		118,658		351,430
Maintained by overseas affiliates	0.01 - 5.28		130,178		190,206

			267,675		593,946
Government grants			(295)		(1,344)

		W	267,380	W	592,602

Short-term financial instruments
Time deposits	1.00 - 6.00	W	171,643	W	285,850
Installment accounts	5.00 - 6.00		6,887		77,276
Time deposits in foreign currency	0.55 - 0.85		199		2,463
Money in trust	3.70 - 3.90		46,979		2,121
Negotiable certificates of deposit	4.40 - 4.80		—		259,000
Commercial Paper	5.60 - 6.72		—		42,109
Others	3.00 - 5.10		32,005		10,322
Maintained by overseas affiliates	—		419		16,028

		W	258,132	W	695,169

Long-term financial instruments
Installment accounts	1.00 - 5.00	W	6,898	W	498
Guarantee deposits for opening accounts	—		120		113
Time deposits in foreign currency and others	4.00 - 5.80		13,556		17,391

		W	20,574	W	18,002

      As of December 31, 2002, the Company’s financial assets amounting to W14,953 million are pledged as collateral and, accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include cash and cash equivalents amounting to W3,000 million in relation to performance guarantee deposits, short-term financial instruments amounting to W11,833 million in relation to collateral deposits for long-term borrowings and long-term financial instruments amounting to W120 million in relation to collateral deposits for opening checking accounts (Note 13).

      As of December 31, 2003, the Company’s financial assets amounting to W8,255 million are pledged as collateral and, accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include short-term financial instruments and long-term financial instruments amounting to

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

W8,000 million and W142 million in relation to performance guarantee deposits, long-term financial instruments amounting to W113 million in relation to collateral deposits for opening checking accounts and others (Note 13).

4.	Trading Securities

      Trading securities as of December 31, 2002 and 2003 are as follows:

	2002		2003

	(in millions of Korean Won)
Beneficiary certificates(*)	W	1,192,204	W	1,147,219
Mutual funds		—		174,082

	W	1,192,204	W	1,321,301

(*)	Beneficiary certificates mainly consist of money market fund.

5.	Accounts and Notes Receivable and Others

      Accounts and notes receivable and their allowance for doubtful accounts and others as of December 31, 2002 and 2003 are as follows:

	2002		2003

	(in millions of Korean Won)
Trade accounts and notes receivable	W	1,762,701	W	2,332,737
Less: Allowance for doubtful accounts		(22,834)		(23,327)
Present value discount		(262)		(965)

	W	1,739,605	W	2,308,445

Other accounts and notes receivable	W	125,480	W	152,053
Less: Allowance for doubtful accounts(*)		(52,741)		(56,489)

	W	72,739	W	95,564

Long-term trade accounts and notes receivable	W	69,203	W	61,734
Less: Allowance for doubtful accounts		(5,737)		(2,090)
Present value discount		(18,603)		(15,979)

	W	44,863	W	43,665

Long-term loans	W	117,429	W	83,346
Less: Allowance for doubtful accounts		(49)		(384)
Present value discount		(120)		(85)

	W	117,260	W	82,877

(*)	The litigation in relation to a severance payment was decided in favor of the Company in August 2001. As a result, the Company recorded other receivables amounting to W43,378 million and allowances for doubtful accounts amounting to W41,724 million for receivables with uncertain collectibility.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Accounts stated at present value under rescheduled payment and long-term deferred payment are as follows:

				Present value				Maturity	Discount rate
Accounts	Company	Face value		discount		Book value		(year)	(%)

		(in millions of Korean Won)
Long-term deferred payment:
Long-term loans	Employees	W	159	W	32	W	127	2017	7.54
	Others		260		53		207	2006	7.54

			419		85		334
Other long-term assets (Note 11)	Cointop Software Corp.		183		44		139	2008	6.50

			183		44		139

		W	602	W	129	W	473

Rescheduled payment:
Long-term trade accounts and notes receivable	BNG Steel Co., Ltd.	W	61,338	W	16,053	W	45,285	2005 – 2009	8.00 – 8.62
	Hanbo Iron and Steel Co., Ltd. and others		2,284		891		1,393	2004 – 2017	4.97 – 10.00

			63,622		16,944		46,678
Less: Current portion			(8,957)		(965)		(7,992)

			54,665		15,979		38,686
Other long-term assets (Note 11)	Dong Sung Construction Co., Ltd. and others		368		45		323	2005 – 2018	7.54

			368		45		323

		W	55,033	W	16,024	W	39,009

      The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the nearest date of the Company’s period-end.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 are as follows:

			Additions

	Balance at		Charged to		Charged to
	beginning of		costs and		other				Balance at the
Description	period		expenses		accounts(b)		Deductions(a)		end of period

	(in millions of Korean Won)
Year ended December 31, 2003:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts	W	321,534	W	8,955	W	—	W	5,302	W	325,187
Year ended December 31, 2002:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		44,047		184,886		103,954		11,353		321,534
Year ended December 31, 2001:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		56,724		10,951		—		23,628		44,047

(a)	Deduction for allowance for doubtful accounts includes recoveries of bad debts and amount written off as uncollectible.

(b)	Includes W104 billion related to the consolidation adjustment resulting from the change in scope of consolidation.

6.	Inventories

      Inventories as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of Korean Won)
Finished goods	W	312,915	W	340,814
By-products		2,309		3,226
Semi-finished goods		390,827		457,954
Raw materials		637,456		699,970
Materials in-transit		269,744		513,645
Others		58,195		52,762

	W	1,671,446	W	2,068,371

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

7.	Investment Securities

      Investment securities as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of Korean Won)
Available-for-sale securities	W	2,254,609	W	2,147,013
Held-to-maturity securities		110,817		17,481
Equity method investments		163,012		154,336

	W	2,528,438	W	2,318,830

Available-For-Sale Securities

      Available-for-sale securities as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of Korean Won)
Marketable equity securities	W	1,619,928	W	1,647,038
Non-marketable equity securities		605,145		226,793
Debt security investments		12		243,691
Others		29,524		29,491

	W	2,254,609	W	2,147,013

      Investments in marketable equity securities as of December 31, 2002 and 2003 are as follows:

		Percentage of	2002		2003
		ownership (%) as
	Number of	of December 31,			Acquisition		Book value
	shares	2003	Book value		cost		(c)

			(in millions of Korean Won)
Hanil Iron Steel Co., Ltd.(a)	206,798	10.14	W	2,215	W	2,412	W	2,337
HISTEEL Co., Ltd.(a)	123,052	9.95		1,477		1,608		1,053
MunBae Steel Co., Ltd.(b)	1,849,380	9.02		1,219		3,588		1,840
Chohung Bank	135,394	0.02		555		3,757		529
Hana Bank	4,617,600	2.34		75,267		29,998		101,587
SK Telecom Co.(d)	5,794,924	7.04		1,327,037		1,657,348		1,153,190
Samjung P&A Co., Ltd.	270,000	9.00		2,295		2,714		1,866
DongYang Steel Pipe Co., Ltd.	1,564,250	2.46		579		3,911		508
Nippon Steel Corporation	147,876,000	2.17		208,193		285,102		380,794
Others	—	—		1,091		3,373		3,334

			W	1,619,928	W	1,993,811	W	1,647,038

(a)	On January 1, 2003, Hanil Iron Steel Co., Ltd. was split-off into HISTEEL Co., Ltd. and Hanil Iron Steel Co., Ltd.

(b)	Munbae Steel Co., Ltd had stock splits of 1:5.

(c)	Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for in the capital adjustments account.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

(d)	1,696,428 SK Telecom Co. shares classified as available-for-sale securities have been placed as a collateral for exchangeable bonds (Notes 13 and 16).

      Investments in non-marketable equity securities as of December 31, 2002 and 2003 are as follows:

		Percentage of	2002		2003
		ownership (%) as
	Number of	of December 31,			Acquisition		Net asset
	shares	2003	Book value		cost		value(a)		Book value

			(in millions of Korean Won)
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	W	8,930	W	8,930	W	4,422	W	8,930
Kihyup Corporation	600,000	10.34		3,000		3,000		3,441		3,000
Powercomm	7,500,000	5.00		246,000		246,000		68,407		68,407
The Siam United Steel	9,000,000	10.00		26,640		26,640		8,174		26,640
PT-POSNESIA Stainless Steel Industry(b)	29,610,000	70.00		9,474		9,474		2,537		2,537
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		780		1,191		780
Korea Economic Daily	57,456	0.46		309		309		169		308
Daewoo Commercial Vehicle Co., Ltd.	10,185	0.06		51		51		50		51
POSCO Terminal Co., Ltd.(c)	204,000	51.00		—		1,020		1,470		1,020
Global Unity Ltd.	70,649	10.00		710		710		540		710
Korea Daily News(c)	1,614,000	19.40		—		18,520		8,611		9,551
Incheon Airport Train Co., Ltd.	8,978,468	11.87		30,525		44,892		34,794		44,892
CENIX	1,460,344	6.00		1,509		12,829		903		903
POS-Ore Pty Ltd.	17,500,001	100.00		680		15,697		16,205		15,697
POSEC-HAWAII Inc.	18,100	90.94		8,617		10,132		8,515		8,260
SK IMT(d)	—	—		192,002		—		—		—
Others	—	—		75,918		43,268		20,941		35,107

			W	605,145	W	442,252	W	180,370	W	226,793

(a)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ most recent available financial information, which has not been reviewed or audited, except for POSCO Terminal Co., Ltd, as of December 31, 2003. Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow (W177,593 million) was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

(b)	As of December 31, 2003, the operation of PT-POSNESIA Stainless Steel Industry has been suspended for more than one year.

(c)	POSCO Terminal Co., Ltd, having initial capital less than W7,000 million, and Korea Daily News, in which the Company no longer has a significant interest, were eliminated from the equity method.

(d)	The shares of SK IMT held by the Company are fully disposed and accordingly no shares of SK IMT are held by the Company as of December 31, 2003.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Debt security investments as of December 31, 2002 and 2003 are as follows:

		2002		2003
	Maturity
	(year)	Book value		Acquisition cost		Book value

		(in millions of Korean Won)
Government and municipal bonds	1 - 5	W	12	W	210,220	W	211,503
	5 - 10		—		124		124
Other bonds	1 - 5		—		32,231		32,064

		W	12	W	242,575	W	243,691

      Other investments as of December 31, 2002 and 2003 are as follows:

	2002		2003

	Book value		Acquisition cost		Book value

	(in millions of Korean Won)
Investments in capital
Stock Market Stabilization Fund	W	4,343	W	1,184	W	3,542
Contractor Financial Fund		12,472		12,167		12,167
POSTEC Venture Fund 2 and others		12,709		13,727		13,782

	W	29,524	W	27,078	W	29,491

      Details of valuation gains and losses on available-for-sale securities for the year ended December 31, 2003 are as follows:

	Beginning		Increase		Ending
	balance		(decrease)		balance

	(in millions of Korean Won)
Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	W	(197)	W	122	W	(75)
HISTEEL Co., Ltd.		(131)		(424)		(555)
MunBae Steel Co., Ltd.		(2,369)		621		(1,748)
Chohung Bank		(3,202)		(26)		(3,228)
Hana Bank		45,269		26,320		71,589
SK Telecom Co.		(330,311)		(173,847)		(504,158)
Samjung P&A Co., Ltd.		(419)		(429)		(848)
DongYang Steel Pipe Co., Ltd.		(3,332)		(71)		(3,403)
Nippon Steel Corporation		(76,909)		172,601		95,692
Others		(332)		293		(39)

		(371,933)		25,160		(346,773)

Non-marketable equity securities:
Powercomm		—		(177,593)		(177,593)
Others		—		(5,411)		(5,411)

		—		(183,004)		(183,004)

Total	W	(371,933)	W	(157,844)	W	(529,777)

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Held-To-Maturity Securities

      Held-to-maturity securities as of December 31, 2002 and 2003 are as follows:

		2002		2003
	Maturity
	(year)	Book value		Acquisition cost		Book value

		(in millions of Korean Won)
Current portion of held-to-maturity securities:
Government and municipal bonds	Within one year	W	386		W141,898	W	141,163
Bonds with stock warrants	“		432		—		—
Financial bonds	“		—		99,668		97,966
Corporate bonds in foreign currency	“		15,925	US$	9,400,000		11,352
Others	“		11,102		—		—

					W241,566
			27,845	US$	9,400,000		250,481

Held-to-maturity securities:
Financial bonds	1 - 5		49,668		W—		—
Government and municipal bonds	“		5,082		15,232		15,232
Corporate bond in foreign currency	5 - 10		—	US$	1,000,000		1,207
Government and municipal bonds	“		11,486		W583		583
Others	—		44,581		459		459

					W16,274
			110,817	US$	1,000,000		17,481

					W257,840
		W	138,662	US$	10,400,000	W	267,962

      The Company provided certain financial bonds, amounting to W31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area (Note 13).

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Equity Method Investments

      Details of equity method investees as of December 31, 2002 and 2003 are as follows:

		Percentage of	2002		2003
		ownership (%) as of
	Number of	December 31,			Acquisition		Net asset
	shares	2003(d)	Book value		cost		value(e)		Book value

		(in millions of Korean Won)
Korea Daily News(a)	—	—	W	13,750	W	—	W	—	W	—
eNtoB Corporation	740,000	21.94		2,579		3,700		3,150		3,295
KOBRASCO(c)	2,010,719,185	50.00		—		32,950		1,257		562
POSCHROME	21,675	25.00		4,379		4,859		6,711		6,711
Shunde Xingpu Steel Center Co., Ltd.(b)	—	20.51		2,992		1,852		3,214		3,291
POS-HYUNDAI STEEL	6,919,396	28.58		1,379		3,136		1,824		1,883
POS-MMIT	4,200,000	30.00		2,308		2,308		2,548		2,625
PT POSMI STEEL Indonesia	2,972	35.40		1,467		1,467		868		1,572
POSVINA Co.,Ltd.(b)	—	50.00		—		1,527		3,970		3,970
Fujiura Butsuryu Center Co., Ltd.	600	30.00		553		632		498		538
Suzhou Dongshin Color Metal Sheet Co., Ltd.(b)	—	28.59		3,606		2,547		3,875		4,066
MIDUS Information Technologies Co., Ltd.	866,190	23.57		—		433		2,075		2,281
POSCO Bioventures LP.(b)	—	79.98		10,020		18,368		24,889		24,889
USS-POSCO Industries(b)	—	49.99		119,979		234,293		95,638		98,653
POSVEN(f)	6,720	58.63		—		66,876	Negative capital			—

			W	163,012	W	374,948	W	150,517	W	154,336

(a)	In November 2003, the Company donated 3% of its Korea Daily News holdings to Kumho Culture Center, resulting in the loss of its significant influence over Korea Daily News. As a result, its holding was accounted as part of available-for-sale securities.

(b)	No shares have been issued in accordance with the local laws or regulations.

(c)	As of December 31, 2002, the Company discontinued using the equity method of accounting for investments in KOBRASCO. However, as of December 31, 2003, KOBRASO has recovered its net asset value and as a result, it has been applied with the equity method. Accordingly, unaccounted equity method valuation loss of W16,124 million during the year ended December 31, 2002 was deducted, during the current year from retained earnings before appropriations.

(d)	Percentage of ownership is the sum of direct and indirect ownership.

(e)	Due to the delay in closing and settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of December 31, 2003.

(f)	POSVEN had a negative capital during the prior period and is under going the liquidating process. As a result, the Company has suspended to applied the equity method.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Details of equity method valuation for the year ended December 31, 2002 and 2003 are as follows:

			Valuation						Valuation
	2002		gain or loss		Other		2002		gain or loss		Other		2003
	Beginning		using equity		increase or		Ending		using equity		increase or		Ending
	balance		method		decrease(a)		balance		method		decrease(a)		balance

	(in millions of Korean won)
POSVEN	W	—	W	(134,501)	W	134,501	W	—	W	—	W	—	W	—
Korea Daily News		23,718		(3,415)		(6,553)		13,750		(2,874)		(10,876)		—
eNtoB Corporation		2,704		(225)		100		2,579		812		(96)		3,295
KOBRASCO		13,292		(15,827)		2,535		—		21,447		(20,885)		562
POSCHROME		3,127		922		330		4,379		695		1,637		6,711
Shunde Xingpu Steel Center Co., Ltd.		2,664		608		(280)		2,992		137		162		3,291
POS-HYUNDAI STEEL		1,243		232		(96)		1,379		377		127		1,883
POS-MMIT		—		—		2,308		2,308		322		(5)		2,625
PT POSMI STEEL Indonesia		—		—		1,467		1,467		817		(712)		1,572
POSVINA Co., Ltd.		—		—		—		—		2,263		1,707		3,970
Fujiura Butsuryu Center Co., Ltd.		636		(84)		1		553		(102)		87		538
Suzhou Dongshin Color Metal Sheet Co., Ltd		2,783		1,127		(304)		3,606		413		47		4,066
MIDUS Information Technologies Co., Ltd.		—		—		—		—		1,706		575		2,281
POSCO Bioventures LP.		—		(284)		10,304		10,020		(2,186)		17,055		24,889
USS-POSCO Industries		124,832		22,678		(27,531)		119,979		(28,350)		7,024		98,653
POSREC		18,199		—		(18,199)		—		—		—		—

Total	W	193,198	W	(128,769)	W	98,583	W	163,012	W	(4,523)	W	(4,153)	W	154,336

(a)	Other increase or decrease represents the fluctuation of investment securities due to acquisitions (disposals) in the current period, dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

      Details on the elimination of unrealized gain or loss for the years ended December 31, 2002 and 2003 are as follows:

	2002						2003

			Property, plant,						Property, plant,
	Current		equipment and				Current		equipment and
	assets		intangible assets		Total		assets		intangible assets		Total

	(in millions of Korean Won)
eNtoB Corporation	W	11	W	—	W	11	W	10	W	15	W	25
Fujiura Butsuryu Center Co., Ltd.		6		—		6		—		—		—
KOBRASCO		—		—		—		655		—		655
UPI		—		—		—		6,237		—		6,237
POSCHROME		93		—		93		—		—		—

	W	110	W	—	W	110	W	6,902	W	15	W	6,917

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

8.	Property, Plant and Equipment

      Property, plant and equipment as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of Korean Won)
Buildings and structures	W	4,751,118	W	5,040,909
Machinery and equipment		17,863,238		18,995,021
Tools		299,925		347,664
Vehicles		150,986		166,062
Furniture and fixtures		165,046		195,602

		23,230,313		24,745,258
Less: Accumulated depreciation		(15,698,572)		(17,147,340)
Less: Accumulated impairment		(2,786)		(2,786)

		7,528,955		7,595,132

Land		1,250,851		1,212,850
Less: Accumulated impairment		(566)		(566)

		1,250,285		1,212,284

Construction in-progress		1,785,348		1,121,978
Less: Accumulated impairment		(240,014)		(83,617)

		1,545,334		1,038,361

	W	10,324,574	W	9,845,777

      The value of land based on the posted price issued by the Korean tax authority amounted to W2,666,325 million and W2,796,338 million as of December 31, 2002 and 2003, respectively.

      As of December 31, 2002 and 2003, property, plant and equipment are insured against fire and other casualty losses up to W4,538,778 million and W4,568,357 million, respectively. In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

      Construction in-progress included in property, plant and equipment includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and instead use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. Previously recognized impairment loss on the buildings and machinery in Gwangyang No. 2 Minimill amounted to W4,795 million and W235,219 million, respectively, as of December 31, 2002. In June 2003, due to a continuing unfavorable market condition, the Company amended its plan and concluded that only a portion of buildings of the No. 2 Minimill will be used for the TWB project. In addition, with the approval of Board of Directors, the Company is negotiating the terms of sales agreement and the selling price for the machinery of the No. 2 Minimill with a third party as of December 31, 2003. Accordingly, the Company recognized an additional impairment loss on the area of the buildings, which would not be used for the TWB project, and machinery based on the net realizable value and estimated selling price, respectively. For the year ended December 31, 2003, the Company

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

recognized an impairment loss on the buildings and machinery amounting to W78,822 million and W71,928 million, respectively. Accumulated impairment loss on the buildings and machinery as of December 31, 2003 amounted to W83,617 million and W307,147 million, respectively. As of December 31, 2003, the Company has reclassified related machinery held to be disposed in the future as other investment assets.

      The Company has reclassified Bloom equipment held be disposed as other investment assets. As of December 31, 2003, the differences between carrying value and net realizable value, amounting to W619 million, are accounted for as impairment loss on investment assets.

      The changes in the carrying value of property, plant and equipment for the year ended December 31, 2003 are as follows:

	As of										Elimination of		As of
	December 31,										intercompany		December 31,
	2002		Acquisition		Disposal		Depreciation		Other(a)		transactions		2003

	(in millions of Korean Won)
Land	W	1,250,285	W	3,756	W	49,414	W	—	W	3,213	W	4,444	W	1,212,284
Buildings		2,223,336		254,983		30,159		158,032		10,767		13,163		2,314,058
Structures		956,068		71,674		3,015		75,613		(6,981)		(28,569)		913,564
Machinery and equipment		4,192,877		1,320,043		12,893		1,264,247		(1,729)		(55,334)		4,178,717
Vehicles		20,979		23,074		516		11,251		47		1,534		33,867
Tools		92,982		66,820		7,125		55,536		(289)		4,321		101,173
Furniture and equipment		42,713		30,418		506		26,417		197		7,349		53,754
Construction in-progress		1,545,334		960,468		137,843		—		(1,427,760)		98,161		1,038,360

	W	10,324,574	W	2,731,236	W	241,471	W	1,591,096	W	(1,422,535)	W	45,069	W	9,845,777

(a)	Including foreign currency translation adjustment and transfers of an asset.

9.	Intangible Assets

      Intangible assets, net of accumulated amortization, as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of
	Korean Won)
Goodwill	W	3,674	W	234
Negative goodwill		(2,358)		(914)
Intellectual property rights		266		523
Port facilities usage rights		134,209		129,698
Organization costs		2,609		—
Development costs		44,991		18,272
Internally used software		189,829		233,000
Land usage rights		42,017		12,750
Others		59,575		80,933

	W	474,812	W	474,496

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to W16,307 million for the year ended December 31, 2003.

      As of December 31, 2002 and 2003, accumulated amortization of intangible assets amounts to W535,479 million and W433,138 million, respectively.

      The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:

	(in millions of
	Korean Won)

2004	W	122,490
2005		96,656
2006		67,989
2007		45,260
Thereafter		11,613

	W	344,008

10.	Research and Development Costs and Others

      The changes in the carrying value of development costs, internally used software and other intangible assets for the years ended December 31, 2002 and 2003 are as follows:

	2002		2003

	(in millions of
	Korean Won)
Beginning balance	W	274,899	W	294,395
Increase		110,185		125,069
Decrease(*)		79,532		78,087
Foreign exchange		(11,157)		(9,172)

Ending balance	W	294,395	W	332,205

(*)	Decrease consists of amortization and dispositions.

      The Company expensed research and development costs amounting to W202,102 million and W255,696 million for the years ended December 31, 2002 and 2003, respectively. For the years ended December 31, 2002 and 2003, the Company recorded research and development costs as cost of goods sold amounting to W161,475 million and W198,871 million, respectively, and selling and administrative expenses amounting to W40,627 million and W56,825 million, respectively.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

11.	Other Assets

      Other assets as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of
	Korean Won)
Other current assets
Short-term loans	W	37,456	W	85,027
Accrued income		41,548		60,440
Advance payments		59,472		125,754
Prepaid expenses		7,746		10,498
Others		42,003		13,059
Less: Allowance for doubtful accounts		(2,726)		(5,113)

	W	185,499	W	289,665

Other long-term assets
Other investment assets	W	311,748	W	526,784
Less: Allowance for doubtful accounts		(237,447)		(237,782)
Present value discount		(59)		(89)

	W	74,242	W	288,913

12.	Short-Term Borrowings and Current Portion of Long-Term Debt

      Short-term borrowings as of December 31, 2002 and 2003 consist of the following:

	Annual
	interest rate (%)
	as of December 31,
Financial institutions	2003	2002		2003

		(in millions of
		Korean Won)
Won currency borrowings:
Korea Development Bank and others	4.00 - 5.00	W	84,442	W	164,931
Foreign currency borrowings:
Thai Farmers Bank	1.00		211		10,221
Bank of America and others	1.00 - 3.00		503,302		556,629

			503,513		566,850

		W	587,955	W	731,781

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Current portion of long-term debt as of December 31, 2002 and 2003 consist of the following:

	Annual
	interest rate (%)
	as of December 31,
Financial institutions	2003	2002		2003

		(in millions of Korean Won)
Debentures:
Domestic and foreign debentures	1.00 - 8.00	W	1,255,671	W	789,405
Less: Discount on debentures issued			(4,321)		(1,958)

			1,251,350		787,447
Won currency borrowings:
Korea Development Bank and others	2.00 - 7.00		2,052		1,618
Foreign currency borrowings:
Citibank and others	1.00 - 6.97		65,157		230,493
Lease obligations:
IBM Korea and others	5.00		972		1,307

			68,181		233,418

		W	1,319,531	W	1,020,865

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

13.	Long-Term Debt

      Long-term borrowings as of December 31, 2002 and 2003 are as follows:

	Annual
	interest rate (%)
	as of December 31,
Financial institutions	2003	2002		2003

		(in millions of Korean Won)
Won currency borrowings:
Korea Development Bank and others	1.00 - 9.90	W	12,730	W	11,953
Less: Current portion			(2,052)		(1,618)

			10,678		10,335
Foreign currency borrowings:
Development Bank of Japan and others	0.75 - 8.28
	LIBOR + 0.60		474,928		504,863
Less: Current portion			(65,157)		(230,493)

			409,771		274,370

Debentures:
Domestic debentures	5.00 - 9.00		2,266,010		1,796,060
Foreign bonds	0.54 - 7.40		1,783,533		1,098,331
Exchangeable bonds(*)	—		—		577,960

			4,049,543		3,472,351
Less: Current portion	1.84 - 8.00		(1,255,671)		(789,405)
Discount on debentures issued	—		(20,306)		(15,267)

			2,773,566		2,667,679

		W	3,194,015	W	2,952,384

Certain current assets, investments and property, plant and equipment are pledged as collateral for the above borrowings (Note 17).

(*)	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with 15,267,837 SK Telecom Co. ADSs (American Depository Shares).

      Details of exchangeable bonds as of December 31, 2003 are as follows:

Issuance date:	August 20, 2003

Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)

Rate:	Interest rate of 0%

Face value:	JPY 51,622,000,000

Issuance price:	JPY 51,880,110,000

Exchangeable price:	JPY 3,398/ ADS

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Exercise period

Call:	Commencing ten business days following the issuance date until ten business days prior to maturity date

Put:	Exactly three years following the issuance date

      On August 20, 2003, the Company has disposed 1,696,428 shares of SK Telecom Co. to Zeus (Cayman), an exempted company formed with limited liability under the laws of the Cayman Islands (the “Issuer”). Zeus (Cayman), then issued JPY51,622 million “Zero Coupon Guaranteed Exchangeable Notes” due 2008 of which are fully and unconditionally guaranteed by the Company. The notes do not bear interest and are exchangeable at the option of the holders into SK Telecom Co. ADSs. In accordance with the Korean generally accepted accounting principles, considering the substance of transaction, the Company has accounted above transaction as a borrowing transaction.

      The notes will be redeemable on August 21, 2006 at the option of holders thereof at their early redemption amount, and upon exercise of such option, the Company will have the right to purchase the notes at their early redemption amount. The notes will be redeemable at the option of the Issuer, in whole or in part, at their early redemption amount at any time on or after August 21, 2006 in the event that the market price per SK Telecom Co. ADS has been at least 120% of the exchange price then in effect for a certain period as set forth herein. The notes may also be redeemed by the Issuer at their early redemption amount in the event of the imposition of certain Korean or Cayman Islands taxes or in the event that at least 90% of the original issued principal amount of the notes has been redeemed, exchanged or purchased and cancelled. In addition, the holder of any note, at its election, may cause the Issuer to purchase such note at the early redemption amount on August 21, 2006 or upon the occurrence of any of certain events, including a change of control of SK Telecom Co. or a delisting of the SK Telecom Co. ADSs.

      Contractual maturities of long-term debt outstanding as of December 31, 2003 are as follows:

			Local currency		Foreign currency
Year	Debentures		borrowings		borrowings		Total

	(in millions of Korean Won)
2005	W	987,431	W	3,433	W	131,325	W	1,122,189
2006		1,117,556		2,097		50,915		1,170,568
2007		—		1,765		23,153		24,918
2008		577,959		1,383		21,847		601,189
Thereafter		—		1,657		47,130		48,787

	W	2,682,946	W	10,335	W	274,370	W	2,967,651

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Details of assets pledged as collateral for short-term and long-term borrowings as of December 31, 2002 and 2003 are as follows:

	Financial institutions	2002		2003

		(in millions of
		Korean Won)
Land	Shinhan Bank and others	W	43,261	W	52,851
Buildings and structures	Kookmin Bank and others		25,710		46,540
Machinery and equipment	Industrial and Commercial Bank of China and others		67,061		8,583
Cash and cash equivalents	Kyongnam Bank and others		6,355		4,000
Trade accounts and notes receivable	Comerica Bank and others		124,191		70,574
Available-for-sale securities	Exchangeable Bond Creditor		—		337,589
Others(*)	Korea Development Bank and others		41,142		36,050

		W	307,720	W	556,187

(*)	The Company provided the financial bonds of Industrial Bank of Korea, amounting to W31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area (Note 7).

      Details of loans from foreign financial institutions covered by guarantees provided by financial institutions as of December 31, 2002 and 2003 are as follows:

	2002				2003

	Foreign		Won		Foreign		Won
Financial institutions	currency		equivalent		currency		equivalent

	(in millions of Korean Won, except for foreign currencies)
Korea Development Bank		US$ 695,761	W	835		—	W	—
	JPY	161,834,050		1,639		—		—
		EUR 8,502,876		10,691	EUR	7,900,852		11,872

			W	13,165			W	11,872

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

14.	Capital Lease and Operating Lease Agreement

Capital Lease

      As of December 31, 2003, the Company acquired certain tools and vehicles under capital lease agreements, with acquisition cost amounting to W4,082 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms.

      The Company’s depreciation expense, with respect to the above lease agreements, for the year ended December 31, 2003 amounted to W349 million.

      Future minimum lease payments under capital lease agreements are as follows:

	Principal		Interest		Total

	(in millions of Korean Won)
2004	W	1,307	W	157	W	1,464
2005		1,371		93		1,464
2006		1,181		26		1,207

	W	3,859	W	276	W	4,135

Operating Lease

      As of December 31, 2003, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the above lease agreements, amounted to W8,705 million for the year ended December 31, 2003. Future lease payments under the above lease agreements are as follows:

	(in millions of
	Korean Won)

2004	W	6,328
2005		4,597
2006		1,449

	W	12,374

15.	Accrued Severance Benefits

      The changes in the carrying value of accrued severance benefits for the year ended December 31, 2003 are as follows:

					Group
	Accrued		National		severance
	severance		Pension		insurance
	benefits		Fund		deposits		Total

	(in millions of Korean Won)
Beginning balance	W	255,125	W	(2,117)	W	(149,536)	W	103,472
Increase		165,018		(8)		(90,472)		74,538
Decrease		25,045		(136)		(7,449)		17,460
Foreign currency adjustment and others		2,331		—		(219)		2,112

Ending balance	W	397,429	W	(1,989)	W	(232,778)	W	162,662

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

16.	Other Liabilities

      Other liabilities as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of
	Korean Won)
Other current liabilities
Advances received	W	230,273	W	215,489
Unearned revenue		2,226		2,082
Others		27,877		92,275

	W	260,376	W	309,846

Other long-term liabilities
Reserve for allowance	W	12,068	W	16,553
Others		91,811		95,486

	W	103,879	W	112,039

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

17.	Commitments and Contingencies

      As of December 31, 2003, contingent liabilities for outstanding guarantees provided between the related companies for the repayment of loans of affiliated companies are as follows:

			Amount		Won
Grantors	Entity being guaranteed	Financial institutions	guaranteed		equivalent

			(in millions of Korean Won
			and thousands of U.S.
			Dollars)
POSCO	VPS	Credit Lyonnais	US$	1,642	W	1,967
	POS-HYUNDAI STEEL	India Development Bank and others		162		194
	POS-Investment	Industrial & Commercial Bank of China and others		132,000		158,109
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China		12,000		14,374
	POSMI	Korea Exchange Bank		1,800		2,156
POSCO E & C	IBC Corporation	The Export-Import Bank of Korea and others		67,780		81,187
	POSLILAMA Steel Structure Co., Ltd.	The Export-Import Bank of Korea and others		17,000		20,363
	Shanghai Real Estate Development Co., Ltd.	Korea Development Bank and others		36,000		43,121
Posteel Co., Ltd.	POS-Tianjin Coil Center Co., Ltd.	Shinhan Bank		W 6,348		6,348
	POS-THAI Service	Hana Bank		8,434		8,434
	Steel Center Co., Ltd. POSMI	Korea Exchange Bank		6,468		6,468
	POS-HYUNDAI STEEL	Industrial Development Bank of India		1,182		1,182
POSCO Investment Co., Ltd.	Qingdao Pohang Stainless Steel Co., Ltd.	Bank of Tokyo-Mitsubishi		67,077		67,077
	POSVINA Co.,Ltd.	Shinhan Bank		1,797		1,797
PIO	Fujiura Butsuryu Center Co., Ltd.	Korea Exchange Bank and others		12,540		12,540

			US$	268,384
				W 103,846	W	425,317

      As of December 31, 2002, contingent liabilities for outstanding guarantees provided between the related companies for the payment of loans of affiliated companies amount to W402,672 million.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      As of December 31, 2003, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount		Won
Grantors	Entity being guaranteed	Financial institutions	guaranteed		equivalent

			(in millions of Korean Won,
			thousands of Japanese Yen and
			thousands of U.S. Dollars)
POSCO	S U S	J-BIC		US$ 10,000	W	11,978
	Dae Kyeong Special Steel	Korea Development		3,249		3,892
	Co., Ltd.	Bank		W 4,318		4,318
	DC Chemical Co., Ltd.	LG-Caltex Gas		1,921		1,921
	Zeus	Related creditors	JPY	51,622,000		577,960
POSCO E & C	Zenith	Woori Bank		W 94,500		94,500
	Keumseki Distribution Co., Ltd.	Hansol Mutual Savings Bank and others		45,000		45,000
	Humanrex	Woori Bank		44,290		44,290
	Iron City Co., Ltd. and Others	Samsung Life Insurance Company and others		28,365		28,365
	WorldView Co., Ltd.	Hana Bank		12,337		12,337

				US$ 13,249
			JPY	51,622,000
				W 230,731	W	824,561

      As of December 31, 2002, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment for loans amount to W159,072 million.

      The Company is named as a defendant in various domestic and foreign legal actions arising from the normal course of business. The aggregate amounts of domestic and foreign claims with the Company as the defendant amounted to approximately W107,440 million and US$10,497 thousand in fifteen cases, respectively, which are pending as of December 31, 2003. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

      POSCO E & C entered into an agreement with Arabia Corporation (“ARCO”) to build a plant. However, due to the disputes over technical issues the issuance of Performance Acceptance Certificate and Final Acceptance Certificate are being delayed by ARCO. Accordingly, the payment is also being delayed by ARCO and the dispute between POSCO E & C and ARCO, with respect to settlement of final payment, was submitted to the international arbitration committee and was pending as of December 31, 2002. In relation to the performance guarantees for the construction contracts, P-Bond deposits amounting to W16,444 million was deposited in the Bank of New York, and the safeguarding of this deposit is being requested to the arbitration committee. However, due to the uncertain collectibility and uncertainty of court decision, the Company recorded related receivables and P-Bond deposits amounting to W26,078 million, net of performance reserve, as an allowance for doubtful accounts. However, during 2003, the full amount of performance bonds was recovered due to the favorable outcome of the court decision and in accordance with the resolution of the international arbitration committee, the Company has

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

paid related brokerage and legal fees amounting to W21,981 million for the year ended December 31, 2003.

      The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to the market price. As of December 31, 2003, 146 million tons of iron ore and 55 million tons of coal remained to be purchased under such long-term contracts.

      The Company paid US$159,600,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 58.63 % owned by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.

      In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was approved. Accordingly, the payment amounting to W236,858 million made on behalf of POSVEN and recorded as other investments, was fully reserved as part of allowance for doubtful accounts as of December 31, 2003.

      POSCO guaranteed the usage of bulk carriers with Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2010.

      On August 14, 2003, the Company entered into an agreement with Tangguh LNG in Indonesia to purchase LNG commencing from the year 2005. In accordance with the agreement, 550,000 tons of LNG will be purchased annually for a period of 20 years.

      As of December 31,2003, POSCO entered into a bank overdraft agreement with Woori Bank amounting to W160,000 million. In addition, POSCO has provided one blank promissory note to Bank of China as collateral for outstanding loans of overseas subsidiaries and three blank promissory notes and others to Development Bank collateral for outstanding foreign loans.

      POSCO E & C has provided seven blank promissory notes and other eight notes, amounts equivalent to approximately W318,831 million, to other financial institutions as collateral for agreements and outstanding loans. As of December 31, 2003, POSCO E & C has an outstanding balance of endorsed notes amounting to W45,000 million.

      As of December 31, 2003 Posteel Co., Ltd. has an unsettled delivery acceptance balance in relation to exports amounting to JPY 437,642,114 and US$ 29,816,933 and delivery payments amounting to JPY 41,032,324. In addition, Posteel Co., Ltd. entered into credit limit agreement with Hana Bank up to W559,644 million.

      POSDATA Co., Ltd. has an outstanding balance of discounted accounts receivable (purchase card) amounting to W4,948 million as of December 31, 2003.

      Changwon Specialty Steel Co., Ltd. entered into electronic factoring agreements for trade accounts receivable up to W30,000 million with Woori Bank. In addition, Changwon Specialty Steel Co., Ltd. entered into an agreement with Korea First Bank in relation to the opening of letters of credit amounting to W30,000 million and US$ 60,000,000.

      In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

18.	Capital Surplus

      Capital surplus as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of Korean Won)
Revaluation surplus	W	3,220,275	W	3,213,414
Additional paid-in capital		463,825		463,825
Others		113,637		151,534

	W	3,797,737	W	3,828,773

19.	Retained Earnings

      Retained earnings as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of Korean Won)
Appropriated
Legal reserve	W	241,201	W	241,201
Appropriated retained earnings for business stabilization		918,300		918,300
Other legal reserve		654,867		746,667
Voluntary reserve		5,102,023		6,263,545
Unappropriated		1,548,324		1,705,367

	W	8,464,715	W	9,875,080

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

Other Legal Reserve

      Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Voluntary Reserve

      The Company appropriates a certain portion of retained earnings, such as reserve for business rationalization, reserve for business expansion and appropriated retained earnings for dividends, pursuant to

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

a shareholder resolution, as a voluntary reserve. This reserve may be transferred to unappropriated retained earnings by the resolution of shareholders, and may be distributed as dividends after its reversal.

Additional Losses of Minority Interest

      Accumulated deficit of POSLILAMA Steel Structure Co., Ltd., an affiliate included in the consolidated financial statements, resulted in losses in excess of minority interest amounting to W2,495 million and W3,164 million, for the years ended December 31, 2002 and 2003, respectively. The additional losses are deducted from the consolidated retained earnings to be charged to the controlling company. The Company plans to add any profits resulting from POSLILAMA Steel Structure Co., Ltd. to the controlling company’s equity until it recovers the amount of loss in excess of minority interest.

Dividends

      The Company declared interim dividends, which were approved through a resolution of the Board of Directors on July 22, 2003. Details of interim and year-end dividends for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001		2002		2003

	(in millions of Korean Won)
Interim cash dividends:
Number of shares		81,601,759		81,683,875		81,648,519
Dividend ratio		10%		10%		20%
Dividend amount	W	40,800	W	40,842	W	81,649

	2001		2002		2003

	(in millions of Korean Won)
Year-end cash dividends:
Number of shares		81,623,759		81,738,519		80,707,945
Dividend ratio		40%		60%		100%
Dividend amount	W	163,248	W	245,216	W	403,540

      Details of the dividend payout ratio and dividend yield ratio for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001		2002		2003

	Dividend	Dividend	Dividend	Dividend	Dividend	Dividend
	payout ratio	yield ratio	payout ratio	yield ratio	payout ratio	yield ratio

Common shares	24.13%	2.05%	26.26%	2.85%	24.31%	3.68%

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

20.	Capital Adjustments

      Capital adjustments as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(in millions of Korean Won)
Treasury stock	W	(915,995)	W	(838,169)
Valuation loss on investment securities		(386,346)		(538,435)
Cumulative foreign currency translation adjustment		97,967		142,463
Others		—		4,153

	W	(1,204,374)	W	(1,229,988)

      For the stabilization of the stock price, retirement of stock and completion of privatization, the Company holds 7,346,200 shares of its own common stock amounting to W737,055 million and 912,010 shares of specified money in trust amounting to W101,114 million as of December 31, 2003. The treasury stock is carried at acquisition cost.

      The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code as of December 31, 2003. In addition, the Company sold 875,066 shares of its treasury stock to the association of employee stock ownership on July 23, 2003 with the approval of the Board of Directors on July 22, 2003 with the differences between the fair value and the proceeds, amounting to W74,687 million, being charged to welfare expenses.

      Treasury stocks sold to the association of employee stock ownership are treated as outstanding in computing the Company’s earnings per share. In addition, dividends on treasury stocks held by the association of employee stock ownership are charged to retained earnings. As of December 31, 2003, 1,507,236 treasury stocks, amounting to W181,622 million, are held by the association of employee stock ownership.

      Details of treasury stock for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001			2002			2003

	Shares	Amount		Shares	Amount		Shares	Amount

	(in millions of Korean Won and thousands of share)
Beginning balance	15,042	W	1,470,903	11,966	W	1,185,404	9,043	W	915,995
Decrease, net	(3,076)		(285,499)	(2,923)		(269,409)	(785)		(77,826)

Ending balance	11,966	W	1,185,404	9,043	W	915,995	8,258	W	838,169

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

21.	Stock Appreciation Rights

      POSCO granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant

Before the modifications(*):
Number of shares	488,000 shares	60,000 shares	22,000 shares	141,500 shares
Exercise price	W98,400 per share	W135,800 per share	W115,600 per share	W102,900 per share
After the modifications(*):
Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002	April 26, 2003
Exercise price	W98,900 per share	W136,400 per share	W116,100 per share	W102,900 per share
Number of shares	421,979 shares	57,036 shares	20,913 shares	138,670 shares
Exercise period	July 24, 2003 -	April 28, 2004 -	Sept. 19, 2004 -	April 27, 2005 -
	July 23, 2008	April 27, 2009	Sept. 18, 2009	April 26, 2010
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(*)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolution of the Board of Directors on April 26, 2003 and October 17, 2003.

      POSCO applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are amortized over the vesting period of the stock grants. The intrinsic value method for awards that call for settlement in cash, shares, or a combination of both measures compensation at the end of each period as the amount by which the moving weighted average of quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price.

      The compensation costs for stock appreciation rights granted to employees and executives recognized for the year ended December 31, 2003 and for the future periods are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		Total

	(in millions of Korean Won)
Prior periods	W	8,267	W	—	W	20	W	—	W	8,287
Current year		15,306		770		469		2,349		18,894
Future periods		—		148		272		4,529		4,949

	W	23,573	W	918	W	761	W	6,878	W	32,130

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      The following table summarizes information about appreciation rights granted and expense recognized at the award date:

	2002				2003

	Number of		Weighted-		Number of		Weighted-
	stock		average		stock		average
	appreciation		exercise price		appreciation		exercise price
Stock appreciation rights outstanding,	rights		per share		rights		per share

	(in Korean Won)
Beginning of year		580,000	W	102,921		570,000	W	103,001
Granted		—		—		141,500		102,900
Exercised		—		—		(18,788)		98,900
Canceled		(10,000)		98,400		(9,221)		98,900
Forfeited		—		—		(44,893)		95,565

Stock appreciation rights outstanding, end of year		570,000	W	103,001		638,598	W	103,681

Exercisable at the year end		—	W	—		421,979	W	98,900

Weighted-average fair value at grant date	W	95,179			W	95,641

      The following table summarizes information about stock appreciation rights outstanding at December 31, 2003:

	Appreciation rights outstanding

		Weighted-average	Weighted-average
		remaining	exercise price
Exercise prices	Shares	contractual Life	per share

			(in Korean Won)
98,900	421,979	4.56 years	W	98,900
136,400	57,036	5.33 years		136,400
116,100	20,913	5.72 years		116,100
102,900	138,670	6.32 years		102,900

	638,598	5.05 years	W	103,681

22.	Derivatives

      The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

flows. The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2001 and related contracts outstanding as of December 31, 2001 are as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gains		losses		gains		losses

				(in millions of Korean Won)
POSCO	Currency swap	Fair market value hedge	Bank of America and others	W	—	W	—	W	12,462	W	—
POSCO	Currency forward	Cash flow hedge or trading	Bank of America and others		652		—		—		20,981
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank		5		25		40		64
Pohang Coated Steel Co., Ltd.	Currency forward	Fair market value hedge	Shinhan Bank		163		510		1,324		—

				W	820	W	535	W	13,826	W	21,045

      The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2002 and related contracts outstanding as of December 31, 2002 are as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gains		losses		gains		losses

				(in millions of Korean Won)
POSCO	Currency swap	Fair market value hedge	Citibank and others	W	—	W	11,775	W	—	W	—
POSCO	Currency forward	Cash flow hedge and trading	Bank of America		—		—		—		2,796
POSCO E & C	Currency forward	Fair market value hedge	Citibank		569		—		1,884		54
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank		—		—		14		6
POSCO Refractories & Environment (POSREC)	Currency forward	Trading	The Korea Development Bank		—		—		26		48
Pohang Coated Steel Co., Ltd.	Currency forward	Trading	Shinhan Bank		—		—		11,236		472

				W	569	W	11,775	W	13,160	W	3,376

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      gains and losses on currency swap and currency forward contracts for the year ended December 31, 2003 and related contracts outstanding as of December 31, 2003 are as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gains		losses		gains		losses

				(in millions of Korean Won)
POSCO	Currency swap	Fair market value hedge	Citibank and others	W	—	W	29,693	W	—	W	—
POSCO	Currency forward	Trading	The Bank of New York		—		—		451		—
POSCO	Nickel forward	Cash flow hedge	Sempra Metal., Ltd		4,153		—		—		—
POSCO E & C	Currency forward	Fair market value hedge	Citibank and others		2,646		1,066		936		124
Posteel Co., Ltd.	Currency forward	Trading	Hana Bank		12		22		305		329
Pohang Coated Steel Co., Ltd.	Currency forward	Trading	Shinhan Bank		189		—		789		1,180
Changwon Specialty Steel Co., Ltd.	Currency forward	Fair market value hedge	Korea First Bank		2		—		—		27

				W	7,002	W	30,781	W	2,481	W	1,660

      The net loss of fair value hedges’ ineffectiveness, amounting to W2,865 million, are recognized in current operations for the year ended December 31, 2003.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

23.	Selling and Administrative Expenses

      Selling and administrative expenses for the years ended December 31, 2001, 2002 and 2003 consist of the following:

	2001		2002		2003

	(in millions of Korean Won)
Transportation and storage	W	406,182	W	404,771	W	445,723
Salaries		101,889		130,226		142,400
Welfare		48,906		62,002		75,730
Depreciation and amortization		63,726		72,049		65,384
Research and development expenses		30,658		40,627		56,825
Fees and charges		40,551		53,417		54,662
Advertising		23,860		36,886		40,681
Severance benefits		11,334		16,058		21,217
Stock compensation expense (Note 21)		1,790		6,497		18,894
Sales commissions		17,515		18,324		18,759
Travel		13,289		14,822		16,075
Rent		6,608		12,430		12,554
Training		8,047		10,919		11,835
Taxes and public dues		9,244		8,072		11,534
Repairs		5,235		8,149		9,159
Provision for doubtful accounts		9,289		6,410		8,955
Sales promotions		3,953		5,769		6,333
Vehicle expenses		4,754		5,828		5,983
Entertainment		5,153		6,595		5,796
Office supplies		6,528		6,819		5,660
Membership fees		5,800		5,590		5,294
Communications		3,463		3,767		3,823
Subscriptions and printing		2,916		3,072		3,757
Insurance		1,495		1,844		2,572
Utilities		2,000		1,733		1,864
Others		19,884		24,115		24,001

	W	854,069	W	966,791	W	1,075,470

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

24.	Donations

      Donations contributed by the Company for the years ended December 31, 2001, 2002 and 2003 consist of the following:

	2001		2002		2003

	(in millions of Korean Won)
POSCO Educational Foundation	W	36,500	W	37,800	W	38,800
Pohang University of Science and Technology		—		3,000		2,267
Employees’ welfare Fund		33,000		—		51,100
Support for local community and others		13,695		9,347		11,024

	W	83,195	W	50,147	W	103,191

25.	Income Taxes

      The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 30.8% in 2001 and 29.7 % in 2002 and 2003.

      Income tax expense for the years ended December 31, 2001, 2002 and 2003 consists of the following:

	2001		2002		2003

	(in millions of Korean Won)
Current income tax	W	313,328	W	527,381	W	746,482
Deferred income tax		24,135		(129,076)		(16,212)

	W	337,463	W	398,305	W	730,270

      POSAM and fifteen other overseas subsidiaries recorded taxes payable for the year ended December 31, 2003 as income tax expense in accordance with the applicable tax laws.

      The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	2001		2002		2003

	(in millions of Korean Won)
Net income before income tax expense	W	1,174,673	W	1,507,437	W	2,747,270
Statutory tax rate (%)		30.80		29.70		29.70

Income tax expense computed at statutory rate		361,799		447,709		815,939
Tax credit of POSCO		(61,258)		(87,628)		(22,482)
Others, net		36,922		38,224		(63,187)

Income tax expense	W	337,463	W	398,305	W	730,270

Effective rate (%)		28.73		26.42		26.58

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

26.     Earnings Per Share

      Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

		Number of	Number of	Weighted
	Number of	shares in	days	number
Period	shares issued	treasury stock(*)	outstanding	of shares

Jan 1, 2003 - March 31, 2003	90,781,795	(9,105,054)	90	7,350,906,690
April 1, 2003 - June 30, 2003	90,781,795	(9,133,276)	91	7,430,015,229
July 1, 2003 - Sept 30, 2003	90,781,795	(8,903,778)	92	7,532,777,564
Oct 1, 2003 - Oct 15, 2003	90,781,795	(9,894,117)	15	1,213,315,170
Oct 16, 2003 - Dec 31, 2003	88,966,155	(8,258,210)	77	6,214,511,765

			365	29,741,526,418

(*)	Weighted-average

Period	Weighted-average number of common shares
2001	29,776,820,815 ÷ 365 = 81,580,331

Period	Weighted-average number of common shares
2002	29,905,210,535 ÷ 365 = 81,932,084

Period	Weighted-average number of common shares
2003	29,741,526,418 ÷ 365 = 81,483,634

      Earnings per share for the years ended December 31, 2001, 2002 and 2003 are calculated as follows:

	2001		2002		2003

	(in millions of Korean Won except for per share
	amount)
Net income	W	845,679	W	1,089,288	W	1,995,983
Weighted-average number of shares of common stock		81,580,331		81,932,084		81,483,634

Earnings per share	W	10,366	W	13,295	W	24,496

Diluted Earnings Per Share

      Diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of December 31, 2001, 2002 and 2003.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

27.     Foreign Currency Translation

      Monetary assets and liabilities denominated in foreign currencies as of December 31, 2003 are as follows:

	Foreign currency(c)		Won equivalent

	(in millions of Korean Won, except for foreign currencies)
Assets:
Cash and cash equivalents(a)	US$	80,818,103	W	96,804
	JPY	17,130,996,104		191,799
	EUR	19,659		30
	Overseas subsidiaries	172,176,896		206,234
Trade accounts and notes receivable	US$	205,789,975		246,495
	JPY	1,998,415,701		22,374
	EUR	3,322,846		4,993
	Overseas subsidiaries	200,952,723		240,701
Other accounts and notes receivable	US$	30,522,047		36,559
	JPY	4,608,475		52
	Overseas subsidiaries	2,916,498		3,493
Short-term & Long-term loans	US$	1,900,000		2,276
	Overseas subsidiaries	97,664,714		116,982
Long-term trade accounts and notes receivable	Overseas subsidiaries	70,513		84
Investment securities	US$	10,482,213		12,556
	Overseas subsidiaries	29,374,172		35,184
Guarantee deposits	US$	535,696		642
	Overseas subsidiaries	1,571,166		1,882

	US$	834,774,716
	JPY	19,134,020,280
	EUR	3,342,505	W	1,219,140

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

	Foreign currency(c)		Won equivalent

	(in millions of Korean Won, except for foreign currencies)
Liabilities:
Trade accounts and notes payable	US$	163,706,585	W	196,088
	JPY	2,222,139,387		24,879
	EUR	130,245,785		195,705
	Overseas subsidiaries	108,186,414		129,586
Other accounts and notes payable	US$	820,897		983
	JPY	37,853,352		424
	EUR	—		—
	Overseas subsidiaries	16,965,921		20,322
Accrued expenses	US$	111,607,366		133,683
	JPY	—		—
	EUR	—		—
	Overseas subsidiaries	10,764,620		12,894
Short-term borrowings	US$	500,918		600
	JPY	—		—
	Overseas subsidiaries	472,741,791		566,250
Withholdings	US$	2,171,835		2,601
	JPY	—		—
	EUR	2,144,806		3,223
	Overseas subsidiaries	1,074,512		1,287
Long-term debt(b, d)	US$	640,605,000		767,317
	JPY	81,187,477,671		908,974
	Overseas subsidiaries	—		—
Foreign currency loans(d)	US$	—		—
	JPY	5,500,535,906		61,584
	Overseas subsidiaries	141,410,774		169,382
Loans from foreign financial institutions(d)	US$	183,032,109		219,236
	JPY	942,165,425		10,548
	EUR	29,357,589		44,113

	US$	1,853,588,742
	JPY	89,890,171,741
	EUR	161,748,180	W	3,469,679

(a)	Cash and cash equivalents, short-term financial instruments and long-term financial instruments are included.

(b)	Represented at face value.

(c)	Currencies other than US$, JPY, and EUR have been converted into US$ and the amounts of overseas subsidiaries are converted into US$.

(d)	Includes current portion of long-term debt.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

28.	Related Party Transactions

      Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2001, 2002 and 2003, and the related account balances as of December 31, 2002 and 2003, are as follows:

	Sales and others(a)						Purchases and others(a)

Company	2001		2002		2003		2001		2002		2003

	(in millions of Korean Won)
POSCO E & C	W	3,020	W	3,089	W	4,834	W	623,874	W	863,525	W	314,456
Posteel Co., Ltd.		1,617,591		1,431,012		870,792		2,111		2,969		35,681
POSCON Co., Ltd.		44		40		72		124,859		146,872		167,642
Pohang Coated Steel Co., Ltd.		227,154		233,474		251,137		2,125		1,279		1,576
POSCO Machinery & Engineering Co., Ltd.		220		67		65		85,757		87,852		102,099
POSDATA Co., Ltd.		872		753		857		145,403		167,782		206,562
POSCO Research Institute		1		—		—		10,429		10,232		11,694
Seung Kwang Co., Ltd.		—		—		—		—		4		60
POS-AC Co., Ltd.		384		408		450		10,533		14,054		9,150
Changwon Specialty Steel Co., Ltd.		4,796		417		77		66,206		62,141		57,557
POSCO Machinery Co., Ltd.		41		40		126		64,778		72,194		80,908
POSAM		220,935		—		—		338		473		107
POSA		—		—		—		77,168		72,714		157,641
POSCAN		—		—		—		62,060		41,932		39,664
POA		25		149,590		367,998		52,803		68,047		111,889
PIO		229		114,561		226,276		1,550		7,066		10,922
Zhangjiagang Pohang Stainless Steel Co., Ltd.		—		29		349,723		—		—		—
POSTECH Venture Capital Co., Ltd.		—		50		54		—		10		—
POSCO Refractories & Environment		54		36		122		133,317		149,185		154,404
Others		137		916		33,110		91		1,211		—

	W	2,075,503	W	1,934,482	W	2,105,693	W	1,463,402	W	1,769,542	W	1,462,012

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

	Receivables(b)				Payables(b)

Company	2002		2003		2002		2003

	(in millions of Korean Won)
POSCO E & C	W	8,495	W	247	W	72,310	W	29,888
Posteel Co., Ltd.		186,335		46,543		900		5
POSCON Co., Ltd.		4,399		3		15,741		20,297
Pohang Coated Steel Co., Ltd.		25,477		23,613		121		169
POSCO Machinery & Engineering Co., Ltd.		2,119		6		6,795		13,858
POSDATA Co., Ltd.		118		1		26,908		28,370
POSCO Research Institute		—		—		3,370		4,006
Seung Kwang Co., Ltd.		583		477		1		1
POS-AC Co., Ltd.		—		—		481		330
Changwon Specialty Steel Co., Ltd.		79		65		12,879		7,580
POSCO Machinery Co., Ltd.		317		2		9,561		10,477
POSA		—		17		587		4,618
POSCAN		—		17		—		4,074
POA		16,965		6,492		2,960		5,605
PIO		3,092		5,153		231		111
Zhangjiagang Pohang Stainless Steel Co., Ltd.		—		10,770		—		—
POSTECH Venture Capital Co., Ltd.		—		—		42		—
POSCO Refractories & Environment		4		5		16,271		17,263
Others		—		91		277		—

	W	247,983	W	93,502	W	169,435	W	146,652

(a)	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

(b)	Receivables include trade accounts receivable and other accounts receivable; payables include trade accounts payable and other accounts payable.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2001, 2002 and 2003, and related account balances as of December 31, 2002 and 2003, are as follows:

	Sales and others(a)						Purchases and others(a)

Company	2001		2002		2003		2001		2002		2003

	(in millions of Korean Won)
KOBRASCO	W	—	W	—	W	—	W	88,744	W	94,038	W	99,498
UPI		—		291,528		239,294		—		—		16
POSCHROME		3		—		—		29,581		22,937		33,267
Shunde Xingpu Steel Center Co., Ltd		—		—		219		—		—		—
eNtoB Corporation		—		—		—		7,487		15,383		69,072
POSVINA Co., Ltd.		—		—		7,281		—		—		—
POSMMIT		—		—		480		—		—		—
MIDUS Information Technologies Co., Ltd.		—		—		—		—		—		99
POSVEN		—		—		—		3,071		—		—

	W	3	W	291,528	W	247,274	W	128,883	W	132,358	W	201,952

	Receivables(b)				Payables(b)

Company	2002		2003		2002		2003

	(in millions of Korean Won)
KOBRASCO	W	—	W	—	W	5,065	W	6,145
eNtoB Corporation		—		—		1,728		3,029
POSVEN		172,996		—		—		—

	W	172,996	W	—	W	6,793	W	9,174

(a)	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

(b)	Receivables include trade accounts receivable and other accounts receivable; payables include trade accounts payable and other accounts payable.

      Eliminations of inter-company revenues and expenses for the year ended December 31, 2001 are as follows:

	Millions of			Millions of
Revenues	Korean Won		Expenses	Korean Won

Sales	W	4,900,603	Cost of goods sold	W	4,814,717
Interest income		6,472	Interest expense		6,888
Rental income		685	Selling and administrative expenses		73,523
Others		6,999	Others		19,631

	W	4,914,759		W	4,914,759

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Eliminations of inter-company revenues and expenses for the year ended December 31, 2002 are as follows:

	Millions of			Millions of
Revenues	Korean Won		Expenses	Korean Won

Sales	W	4,610,052	Cost of goods sold	W	4,493,261
Interest income		1,654	Interest expense		1,678
Rental income		594	Selling and administrative expenses		88,482
Others		2,798	Others		31,677

	W	4,615,098		W	4,615,098

      Eliminations of inter-company revenues and expenses for the year ended December 31, 2003 are as follows:

	Millions of			Millions of
Revenues	Korean Won		Expenses	Korean Won

Sales	W	4,115,235	Cost of goods sold	W	4,007,975
Interest income		485	Interest expense		495
Rental income		612	Selling and administrative expenses		109,011
Others		3,023	Others		1,874

	W	4,119,355		W	4,119,355

      Eliminations of significant inter-company receivables and payables for the years ended December 31, 2002 and 2003 are as follows:

2002

	Millions of			Millions of
Classification	Korean Won		Classification	Korean Won

Trade accounts and notes payable	W	353,444	Trade accounts and notes receivable	W	484,969
Short-term borrowings		—	Short-term loans		4,754
Other accounts and notes payable		140,880	Other accounts and notes receivable		12,529
Long-term debt		43,551	Long-term loans		38,797
Other liabilities		26,877	Other assets		23,703

	W	564,752		W	564,752

2003

	Millions of			Millions of
Classification	Korean Won		Classification	Korean Won

Trade accounts and notes payable	W	213,137	Trade accounts and notes receivable	W	361,569
Short-term borrowings		38,434	Short-term loans		1,198
Other accounts and notes payable		101,846	Other accounts and notes receivable		12,658
Long-term debt		26,927	Long-term loans		34,353
Other liabilities		100,202	Other assets		70,768

	W	480,546		W	480,546

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

29.	Segment and Regional Information

      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2001:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Statement of income:
Net sales:
External customers	W	10,614,745	W	2,196,105	W	310,247	W	—	W	13,121,097
Inter-segment		2,245,314		964,793		1,690,496		(4,900,603)		—

	W	12,860,059	W	3,160,898	W	2,000,743	W	(4,900,603)	W	13,121,097

Operating income	W	1,538,188	W	20,960	W	96,039	W	(67,894)	W	1,587,293

Balance sheet:
Inventories	W	1,563,656	W	26,335	W	156,516	W	(9,256)	W	1,737,251
Investments		4,636,043		342,381		629,536		(2,255,036)		3,352,924
Property, plant and equipment		9,922,585		187,868		878,287		(387,974)		10,600,766
Intangible assets		394,588		4,898		146,747		(55,525)		490,708

      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2002:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Statement of income:
Net sales:
External customers	W	11,516,625	W	1,898,282	W	940,011	W	—	W	14,354,918
Inter-segment		2,076,385		686,250		1,847,417		(4,610,052)		—

	W	13,593,010	W	2,584,532	W	2,787,428	W	(4,610,052)	W	14,354,918

Operating income	W	1,972,379	W	21,789	W	191,174	W	(135,475)	W	2,049,867

Balance sheet:
Inventories	W	1,470,931	W	26,933	W	193,871	W	(20,289)	W	1,671,446
Investments		3,908,130		295,959		557,102		(1,898,578)		2,862,613
Property, plant and equipment		10,068,549		217,739		594,364		(556,078)		10,324,574
Intangible assets		391,271		3,444		83,002		(2,905)		474,812

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2003:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Statement of income:
Net sales:
External customers	W	14,261,631	W	1,785,337	W	1,742,269	W	—	W	17,789,237
Inter-segment		2,241,755		599,615		1,273,865		(4,115,235)		—

	W	16,503,386	W	2,384,952	W	3,016,134	W	(4,115,235)	W	17,789,237

Operating income	W	3,125,632	W	8,721	W	116,766	W	11,862	W	3,262,981

Balance sheet:
Inventories	W	1,867,743	W	51,638	W	160,389	W	(11,399)	W	2,068,371
Investments		4,056,692		308,349		501,454		(2,039,817)		2,826,678
Property, plant and equipment		9,549,746		206,416		612,625		(523,010)		9,845,777
Intangible assets		402,439		2,351		79,593		(9,887)		474,496

      Substantially all of the Company’s operations are for the production of steel products. Net sales and non-current assets by geographic area as of and for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001

			Non-current
	Sales		assets

	(in millions of Korean Won)
Korea	W	8,507,086	W	13,195,547
Japan		692,072		55,196
China		2,037,185		486,185
Asia/ Pacific, excluding Japan and China		821,662		178,322
North America		385,889		176,106
Others		677,203		353,042

	W	13,121,097	W	14,444,398

	2002

			Non-current
	Sales		assets

	(in millions of Korean Won)
Korea	W	9,531,423	W	12,853,344
Japan		650,029		43,110
China		2,088,735		369,075
Asia/ Pacific, excluding Japan and China		1,069,432		236,359
North America		473,289		142,238
Others		542,010		17,873

	W	14,354,918	W	13,661,999

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

	2003

			Non-current
	Sales		assets

	(in millions of Korean Won)
Korea	W	12,100,326	W	12,146,239
Japan		770,765		55,430
China		2,706,120		613,078
Asia/ Pacific, excluding Japan and China		1,078,675		130,410
North America		311,529		162,198
Others		821,822		39,596

	W	17,789,237	W	13,146,951

30.	Operating Results for the Final Interim Period

      Significant operating results for the three-month period ended December 31, 2003 are as follows:

	(in millions of Korean Won,
	except per share amount)

Sales	W	5,101,288
Cost of sales		3,942,239
Operating income		870,180
Net income		460,451
Earnings per share		5,651

31.	Reclassification of Prior Year Financial Statement Presentation

      Certain amounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

32.	Events Subsequent to the Issuance of the Auditor’s Report

      On January 1, 2004, in order to strengthen its investment conditions and operations in China, the Company has restructured offices located in China and is planning to incorporate POSCO-China Holding Corp. POSCO-China Holding Corp. is 100% owned by the Company, with its capital amounting to US$35,000,000. As of December 31, 2003, the Company’s total investments in POSCO-China Holding Corp., amounting to W17,937 million, are accounted for as other investment assets. The remaining amounts of investment will be invested within two years from the date of incorporation.

      In accordance with the approval of the Board of Directors on February 19, 2004, the Company donated W39,500 million to POSCO Educational Foundation and provided guarantees, amounting to US$329,924,800, to Zhanjiagang Pohang Coated Steel Co., Ltd. for the payment of loans in relation to the extension of Stainless Steel (STS) facilities.

Reconciliation to U.S. Generally Accepted Accounting Principles

      The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

(“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2002 and 2003 and net income for the three year periods then ended to the extent described below.

      A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.

33.	Significant Differences between Korean GAAP and U.S. GAAP

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

(b) Salvage Value

      Pursuant to a 1994 tax reform and in accordance with Korean GAAP, the Company elected to depreciate the 10 % salvage value of all depreciable assets that were fully depreciated at December 31, 1993 over a three-year period starting in 1994. Under U.S. GAAP, property, plant and equipment, net of estimated salvage value, were depreciated over their estimated useful lives.

      Effective July 1,1995, the Company revised the estimated salvage value of substantially all its fixed assets from 10 % to zero. This change in estimate was necessitated by changes in technology and estimated removal costs associated with such assets. Amounts previously attributed to salvage value were depreciated over a three-year period for Korean GAAP. A three-year period was chosen in order to conform the financial accounting for this item to the Company’s tax accounting, which used a three-year period as allowed by the Corporate Income Tax Law of Korea. Conforming the financial and tax accounting for the depreciation of amounts previously attributed to salvage value is permitted under Korean GAAP. Under U.S. GAAP, amounts previously attributed in salvage value have been depreciated over the estimated remaining useful lives of the related assets.

      In 1999, Korean GAAP was again changed to require that all amounts previously attributed to salvage value be written off during 1999. The Company’s accounting under U.S. GAAP was unaffected.

(c) Capitalized costs

      Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. Net capitalized foreign exchange gains and losses amounted to W30,298 million, W20,611 million and W20,611 million in 2001, 2002 and 2003, respectively.

      In addition, effective from the period beginning after December 31, 2002, under Korean GAAP, interest costs that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use are generally expensed as incurred, except when certain criteria are met for capitalization. The Company has adopted this application and expensed

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

financing costs subject to the capitalization. Under U.S. GAAP, the Company is required to capitalize the amount that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use. Capital projects that have had their progress halted would suspend the capitalization of interest and would also delay the accumulation of depreciation during the suspense period.

      Capitalized interest for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001		2002		2003

	(in millions of Korean Won)
Capitalized interest	W	69,315	W	64,788	W	54,386
Depreciation of capitalized interest		(73,629)		(73,254)		(54,857)

Net income impact	W	(4,314)	W	(8,466)	W	(471)

      Under Korean GAAP, organization costs, research and development costs and internal use software costs have been recorded as intangible assets and amortized over a period not exceeding 20 years. Under U.S. GAAP, organization costs as well as research and developments costs are generally expensed as incurred. In addition, certain costs incurred for software developed for internal use, U.S. GAAP requires that costs incurred in the preliminary project stage be expensed as incurred. External direct costs such as material and service, payroll or payroll related costs for employees who are directly associated with the project, and interest costs incurred when developing computer software for internal use, should be capitalized and amortized on a straight-line method over the estimated useful life. Training costs, data conversion costs and general administrative costs should be expensed as incurred.

      U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001		2002		2003

	(in millions of Korean Won)
Net income impact	W	(9,140)	W	12,347	W	(3,953)

(d) Reserve for Repairs and Capitalized repairs

      Prior to 2002, Korean GAAP permitted the establishment of a reserve for future repair costs associated with the Company’s furnaces to be provided for over the estimated replacement cycle of such facilities. Costs of repairs are then charged to this reserve and are expensed as incurred under Korean GAAP, regardless of the nature of the expenditure. As a result of a change in Korean GAAP in 2002, the Company reversed all previously recorded reserve for repairs to beginning retained earnings and commenced expensing such expenditures as incurred. U.S. GAAP requires that repairs that extend an asset’s useful life or significantly increase its value be capitalized when incurred and depreciated. Routine maintenance and repairs are expensed as incurred.

(e) Guarantees

      Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002. As of December 31, 2003, the guarantees issued or modified after December 31, 2002 by the Company for the repayment of loans amounts to W177,490 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

common control (Note 17). The Company has recognized the fair value of liabilities amounting to W2,396 million for the year ended December 31, 2003.

(f) Stock Appreciation Rights

      Under Korean GAAP, the intrinsic value method for awards that call for settlement in cash, shares, or a combination of both measures compensation at the end of each period as the amount by which the moving weighted average of quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price. The moving weighted average of quoted market value is calculated based on the weighted average market price of last one week, last one month and last two months of each period. Under U.S. GAAP, “Accounting for Stock Appreciation Rights” requires compensation for awards that call for settlement in cash, shares, or a combination of both to be measured at the end of each period as the amount by which the quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price.

      The compensation costs, in accordance with U.S. GAAP, for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001		2002		2003

	(in millions of Korean Won)
Stock compensation expense	W	2,604	W	4,298	W	24,894

(g) Investment Securities

      Under Korean GAAP, if the fair value of an investment permanently declines compared to its acquisition cost as evidenced by events such as bankruptcy, liquidation, negative net asset values and cessation of operations, the carrying value of the debt or equity security is adjusted to fair value, with the resulting valuation loss charged to current operations. If the fair value of the security subsequently recovers, a gain is recognized up to the amount of previously recognized impairment loss. In addition, available-for-sale securities, including securities that are not publicly traded, are reported at fair value. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. In accordance with Korean GAAP, the Company has recorded certain securities that are not publicly traded at fair value based on discounted cash flows of investees with resulting valuation losses being charged to capital adjustments.

      Under U.S. GAAP, declines in fair value of individual investments below their cost that are other-than-temporary result in write-downs of the investments’ carrying value to their fair value. In addition, U.S. GAAP prohibits gain recognition based on subsequent recoveries of previously impaired investments. In addition, securities with not readily determinable market value are accounted for as cost method investments and carried at cost.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      Information with respect to trading securities and available-for-sale debt and equity securities as of December 31, 2001, 2002 and 2003 is as follows:

Trading Securities:

	Carrying		Net unrealized		Impairment
Period	value		gains/losses		loss		Fair value

	(in millions of Korean Won)
2001	W	518,917	W	11,486	W	—	W	530,403
2002		1,185,838		6,366		—		1,192,204
2003		1,314,914		6,387		—		1,321,301

Available-for-Sale Securities:

	2001		2002		2003

	(in millions of Korean Won)
Book value	W	2,421,822	W	2,580,290	W	2,315,508
Unrealized gains and losses		132,744		(298,640)		(157,844)
Permanent impairment loss		(12,575)		(27,041)		(10,651)

Fair value (Korean GAAP)		2,541,991		2,254,609		2,147,013
Other-than-temporary impairment		(19,323)		(191,435)		(38,118)

Fair value (US GAAP)	W	2,522,668	W	2,063,174	W	2,108,895

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

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

(i) Reconciliation of net income from Korean GAAP to U.S. GAAP

	2001		2002		2003

	(in millions of Korean Won)
Net income under Korean GAAP	W	845,679	W	1,089,288	W	1,995,983
Adjustments:
Property, plant and equipment:
Fixed asset revaluation		28,769		28,667		26,351
Special depreciation		(13,250)		(6,972)		(377)
Salvage value		5,524		1,435		—
Capitalized costs		25,984		52,543		20,140
Reserve for repairs		46,278		—		—
Capitalized repairs		(5,870)		(11,466)		(9,721)
Impairment loss on investment securities		—		(177,532)		(22,557)
Others, net(*)		(9,140)		12,436		(12,349)
Income tax effect		(16,281)		30,017		(442)

		62,014		(70,872)		1,045

Net income as adjusted in accordance with U.S. GAAP	W	907,693	W	1,018,416	W	1,997,028

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP	W	11,126	W	12,430	W	24,455

Weighted-average shares outstanding (in thousands)		81,580,331		81,932,084		81,662,552

(*)	Others consist of intangible assets, guarantees and stock compensation expenses.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

(j) Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP

	2001		2002		2003

	(in millions of Korean Won)
Shareholders’ equity before minority interest under Korean GAAP(*)	W	10,514,035	W	11,819,646	W	13,249,567
Minority interest		(168,171)		(279,165)		(293,299)

		10,345,864		11,540,481		12,956,268

Adjustments:
Property, plant and equipment:
Fixed asset revaluation		(289,165)		(247,823)		(221,472)
Special depreciation		7,349		377		—
Salvage value		(1,435)		—		—
Capitalized costs		164,451		216,994		237,134
Reserve for repairs		1,020,640		—		—
Capitalized repairs		39,645		28,179		18,458
Impairment loss on investment securities		(19,323)		(191,435)		(36,732)
Others, net		(22,248)		(9,813)		(22,162)
Income tax effect		(285,856)		44,031		34,517
Deferred taxes related to OCI		(19,865)		82,734		52,306

		594,193		(76,756)		62,049

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP	W	10,940,057	W	11,463,725	W	13,018,317

(*)	As indicated in note 2, the Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. The balance sheet as of December 31, 2001 and 2002, was restated in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, decreased by W163,248 million and W245,216 million and the balance of retained earnings increased by same amount as of December 31, 2001 and 2002, respectively.

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

(k) Deferred taxes in accordance with U.S. GAAP

      The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003, computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows:

	2002		2003

	(in millions of
	Korean Won)
Deferred tax assets:
Fixed asset revaluation	W	48,375	W	37,545
Capitalized foreign exchange losses		17,644		8,574
Capitalized costs		(58,549)		—
Unrealized loss (gain) on valuation of securities		55,424		55,845
Impairment loss on fixed assets		71,284		116,057
Impairment loss on investment securities		59,771		10,912
Allowance for doubtful accounts		99,479		78,706
Depreciation expense		16,890		15,510
Capital expenditures		9,580		8,876
Research and development expense		13,476		9,768
Deferred taxes related to OCI		82,734		52,306
Others		65,708		279,358

Total deferred tax assets		481,816		673,457

Deferred tax liabilities:
Earnings from equity-method investees		13,999		32,572
Reserve for repairs		154,132		140,267
Accrued income		11,028		15,748
Reserve for technology		228,977		255,379
Capitalized repairs		8,369		5,076
Capitalized costs		—		65,212
Others		22,451		149,035

Total deferred tax liabilities		438,956		663,289

Net deferred tax assets (liabilities)	W	42,860	W	10,168

34.	Additional Financial Information in Accordance with U.S. GAAP

(a) Comprehensive income

      Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No.130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

owners, including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2001, 2002, and 2003 is summarized as follows:

	2001		2002		2003

	(in millions of Korean Won)
Net income as adjusted in accordance with U.S. GAAP	W	907,693	W	1,018,416	W	1,997,028
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(3,532)		(28,789)		34,414
Unrealized gains (losses) on investments		93,834		(214,059)		23,520

Comprehensive income, as adjusted, in accordance with U.S. GAAP	W	997,995	W	775,568	W	2,054,962

      Accumulated other comprehensive income as of December 31, 2002 and 2003 is summarized as follows:

	Foreign currency		Unrealized		Accumulated other
	translation		gains (losses) on		comprehensive
	adjustments		investments		income

	(in millions of Korean Won)
Balance, January 1, 2001	W	101,193	W	(144,476)	W	(43,283)
Foreign currency translation adjustments, net of tax benefit of W3,780 million		(3,532)		—		(3,532)
Unrealized gains (losses) on investments, net of tax expense of W(42,911) million		—		93,834		93,834

Current period change		(3,532)		93,834		90,302

Balance, December 31, 2001	W	97,661	W	(50,642)	W	47,019
Foreign currency translation adjustments, net of tax benefit W12,163 million		(28,789)		—		(28,789)
Unrealized gains (losses) on investments, net of tax benefit of W90,436 million		—		(214,059)		(214,059)

Current period change		(28,789)		(214,059)		(242,848)

Balance, December 31, 2002	W	68,872	W	(264,701)	W	(195,829)
Foreign currency translation adjustments, net of tax benefit W(10,081) million		34,414		—		34,414
Unrealized gains (losses) on investments, net of tax benefit of W(20,347) million		—		23,520		23,520

Current period change		34,414		23,520		57,934

Balance, December 31, 2003	W	103,286	W	(241,181)	W	(137,895)

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

(b) Fair value of financial instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(i) Cash and cash equivalents, short-term financial instruments, accounts and notes receivable, accounts and notes payable, short-term borrowings and accounts payable

The carrying amount approximates fair value due to the short-term nature of those instruments.

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

      The estimated fair values of the Company’s financial instruments stated under Korean GAAP as of December 31, 2002 and 2003 are summarized as follows:

	2002				2003

	Carrying		Fair		Carrying		Fair
	amount		value		amount		value

	(in millions of Korean Won)
Cash and cash equivalents	W	267,380	W	267,380	W	592,602	W	592,602
Short-term financial instruments		258,132		258,132		695,169		695,169
Trading securities		1,192,204		1,192,204		1,321,301		1,321,301
Accounts receivable, including other receivables		1,857,207		1,857,207		2,447,674		2,447,674
Investment securities:
Estimated fair value		1,619,928		1,619,928		1,647,038		1,647,038
Not practicable		908,510		—		671,792		—
Short-term borrowings		587,955		587,955		731,781		731,781
Trade accounts and notes payable		689,745		689,745		917,495		917,495
Long-term debt, including current portion		4,516,895		4,656,941		3,973,900		4,100,490

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

(c) Minority interest

      Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

(d) Classification differences

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

35.     Recent Accounting Pronouncements

U.S. GAAP

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities, and interpretation of ARB No. 51,” (FIN 46R) which addresses consolidation by business enterprises of variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support from other parties or whose equity investors lack the characteristics of a controlling financial interest. The F-15 Interpretation provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. It also provides guidance related to the initial and subsequent measurement of assets, liabilities and noncontrolling interests in newly consolidated variable interest entities and requires disclosures for both the primary beneficiary of a variable interest entity and other beneficiaries of the entity. FIN 46R must be applied to all entities subject to this Interpretation as of March 31, 2004. However, prior to the required application of this Interpretation, FIN 46R must be applied to those entities that are considered to be special-purpose entities as of December 31, 2003. As indicated in note 13, on August 20, 2003, the Company has disposed 1,696,428 shares of SK Telecom Co. to Zeus (Cayman), an exempted company formed with limited liability under the laws of the Cayman Islands. Zeus (Cayman), then issued JPY51,622 million “Zero Coupon Guaranteed Exchangeable Notes” due 2008 of which are fully and unconditionally guaranteed by the Company. The notes do not bear interest and are exchangeable at the option of the holders into SK Telecom Co. ADSs. In accordance with the Korean generally accepted accounting principles, considering the substance of transaction, the Company has accounted above transaction as a borrowing transaction and accordingly, the adoption of this statement, consolidation of Zeus (Cayman), has no impact on the Company’s financial position or results of operation.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements.” The remaining provisions of this Statement are consistent with the Board’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. This Statement

POSCO AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not hold any financial instruments with characteristics of both liabilities and equity and accordingly, the adoption of this statement had no initial impact on the Company’s financial position or results of operations.

Korean GAAP

      In October 2002, the Koran Accounting Standards Boards (“KASB”) issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 10, “Inventories.” This statement prescribes the standards on accounting treatment and disclosure of inventories and requires valuation loss incurred when the market value of an inventory falls below its carrying amount shall be reported as a contra inventory account and added to the cost of goods sold. When circumstances that previously caused valuation loss of inventory on the application of lower of cost or market cease to exist, so as to cause an increase of the market value above the carrying amount, the valuation loss shall be reversed up to the extent amount of previously recognized valuation loss with resulting valuation gain charged to cost of goods sold. This statement becomes effective for financial statements covering periods beginning on or after December 31, 2003. However, early adoption of this statement is allowed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

      In December 2003, KASB issued SKFAS 13, “Debt Restructurings.” This statement establishes standards of financial accounting and reporting by the debtor and by the creditor for a troubled receivable or payable (collectively referred to as debt) restructuring. For the purpose of this statement, a restructuring of a debt constitutes a troubled debt restructuring if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. That concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court. Under this statement, a debt restructuring is not necessarily a troubled debt restructuring if the debtor issues in exchange for its debt new marketable debt having an effective interest rate based on its market price that is at or near the current market interest rates of debt with similar maturity dates and stated interest rates issued by nontroubled debtors. In general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for nontroubled debt is not involved in a troubled debt restructuring. This statement becomes effective for financial statements covering periods beginning on or after December 31, 2003. However, early adoption of this statement is allowed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO

(Registrant)

/s/ KU-TAEK LEE

Name: Ku-Taek Lee
Title: Chairman and Chief Executive Officer

Date: June 28, 2004