Form 20-F
period 2004-12-31
POSCO
filed 2005-06-28
CIK 889132

As filed with the Securities and Exchange Commission on June 28, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Form 20-F
ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
Commission file number 1-13368

POSCO
(Exact name of Registrant as specified in its charter)

The Republic of Korea
(Jurisdiction of incorporation or organization)
Finance Division
POSCO Center
892 Daechi-4-dong
Gangnam-gu
Seoul, Korea
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered

American Depositary Shares, each representing one-fourth of one share of common stock	New York Stock Exchange, Inc.
Common Stock, par value Won 5,000 per share	New York Stock Exchange, Inc.*
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
80,503,664 shares of common stock, par value Won 5,000 per share
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☑ Yes          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     ☐ Item 17          ☑ Item 18
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PAST FIVE YEARS)
      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐ Yes     ☐ No

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	The Bank of New York.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.

“Dollars,” “$” or “US$”	The currency of the United States of America.

“Government”	The government of the Republic of Korea.

“Yen” or “JPY”	The currency of Japan.

“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“We”	POSCO.

“Pohang Works”	Pohang Steel Works.

“Republic”	The Republic of Korea.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States.

“Won” or “W”	The currency of the Republic of Korea.
      Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1A.	Directors and Senior Management
      Not applicable

Item 1B.	Advisers
      Not applicable

Item 1C.	Auditors
      Not applicable

Item 2.	Offer Statistics and Expected Timetable
      Not applicable

Item 3.	Key Information

Item 3A.	Selected Financial Data
      The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,

	2000		2001		2002		2003		2004		2004(11)

	(in billions of Won and millions of Dollars, except per share data)
Korean GAAP:
Sales(1)	W	13,776	W	13,121	W	14,355	W	17,789	W	23,973	US $	23,160
Cost of goods sold(2)		10,752		10,680		11,338		13,451		17,361		16,772
Selling and administrative expenses		718		854		967		1,075		1,293		1,249
Operating income		2,306		1,587		2,050		3,263		5,319		5,139
Interest expense		464		451		332		250		192		186
Foreign exchange transaction and translation gains (losses), net		(173)		(10)		135		(105)		179		173
Donations(3)		449		83		50		103		170		164
Income taxes		689		337		398		730		1,502		1,451
Net earnings		1,634		846		1,089		1,996		3,814		3,685
Earnings per share of common stock(4)		19,131		10,366		13,295		24,496		47,185		45.58
Dividends per share of common stock		2,500		2,500		3,500		6,000		8,000		7.73
U.S. GAAP(5):
Operating income	W	2,475	W	1,588	W	2,021	W	3,235	W	5,299	US $	5,120
Net earnings		1,743		908		1,018		1,997		3,460		3,343
Basic and diluted earnings (loss) per share of common stock		20,410		11,126		12,430		24,508		42,806		41.35
BALANCE SHEET DATA

	As of December 31,

	2000		2001		2002		2003		2004		2004(11)

	(in billions of Won and millions of Dollars)
Korean GAAP:
Working capital(6)	W	960	W	1,342	W	1,695	W	3,450	W	5,493	US $	5,307
Property, plant and
equipment, net(7)		10,455		10,601		10,325		9,846		10,440		10,086
Total assets(7)		20,147		19,405		19,077		20,769		24,129		23,311
Long-term debt(8)(9)(10)		4,159		4,235		3,194		2,952		2,051		1,981
Total stockholders’ equity(7)		9,558		10,351		11,820		13,250		16,386		15,830
U.S.GAAP(5):
Property, plant and equipment, net	W	10,113	W	10,522	W	10,322	W	9,880	W	10,541	US $	10,184
Total assets		19,620		19,285		19,000		20,838		24,279		23,456
Total shareholders’ equity		9,936		10,940		11,464		13,018		16,208		15,658

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	Includes donations to educational foundations supporting basic science and technology research. See “Item 5. Operating and Financial Review and Prospects — Item 5C. Research and Development, Patents and Licenses, Etc.” and Note 24 of Notes to Consolidated Financial Statements.

(4)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(5)	A description of the material differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are discussed in detail in Note 33 of Notes to Consolidated Financial Statements.

(6)	“Working capital” means current assets minus current liabilities.

(7)	Reflects revaluations of assets permitted under Korean law.

(8)	Net of current portion and discount on debentures issued.

(9)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5A. Operating Results — Exchange Rate Fluctuations” and Note 22 of Notes to Consolidated Financial Statements.

(10)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 27 of Notes to Consolidated Financial Statements.

(11)	Translated into U.S. Dollars at the rate of Won 1,035.10 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2004. This translation should not be construed as a representation that the Korean Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.
EXCHANGE RATE INFORMATION
      The following table sets out information concerning the noon buying rate for the periods and dates indicated.

	At End
Period	of Period	Average Rate(1)	High	Low

	(per US$1.00)
2000	1,267.0	1,140.0	1,267.0	1,105.5
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005 (through June 24)	1,013.5	1,009.8	1,058.0	997.0
January	1,026.9	1,038.0	1,058.0	1,024.0
February	1,000.9	1,023.1	1,044.0	1,000.9
March	1,015.4	1,007.8	1,023.9	997.5
April	997.0	1,010.1	1,019.0	997.0
May	1,005.0	1,001.8	1,009.0	997.0
June (through June 24)	1,013.5	1,009.6	1,016.0	1,003.0

Source: Federal Reserve Bank of New York.

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

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
Item 3B.     Capitalization and Indebtedness
      Not applicable
Item 3C.     Reasons for Offer and Use of Proceeds
      Not applicable
Item 3D.     Risk Factors
      You should carefully consider the risks described below.
Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.
      We are incorporated in Korea, and substantially all of our operations and assets are located in Korea. In addition, Korea is our most important market, accounting for 74.2% of our total sales volume of steel products in 2004. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automobile, electrical appliances and downstream steel processors, and the Korean economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.
      From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a significant extent. However, the economic indicators in the past three years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.
      Developments that could have an adverse impact on Korea’s economy include:

•	financial problems relating to chaebols, or Korean conglomerates, and their suppliers;

•	failure or lack of progress in restructuring of chaebols and other large troubled companies or the financial sector, including credit card companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain chaebols;

•	a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.
We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.
      Our export sales accounted for 25.8% of our total sales volume for steel products in 2004. Our export sales to Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 76.9% of our total export sales volume for steel products in 2004, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automobile, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China and India, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could increase our foreign exchange risks.
Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.
      Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 53.4% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2004;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.
      Appreciation of the Won, on the other hand, (i) causes our export products to be less competitive by raising our prices in Dollar terms and (ii) reduces net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won ( i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has a positive impact on our results of operations.

      Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of the shares of our common stock on the Stock Market Division of the Korea Exchange (formerly the Korea Stock Exchange) and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.
We are dependent on imported raw materials.
      We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. In 2004, we imported approximately 42 million tons of iron ore and 21 million tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.
We expect expansion of global steel production capacity in the near future, and over-capacity in the global steel industry may return.
      In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced favorable market conditions, which have led to renewed interest in expansion of steel production capacity. In a January 2005 conference organized by the OECD and the International Iron and Steel Institute, participants expected global crude steel production capacity to increase from 1,184 million tons in 2004 to more than 1,305 million tons in 2006, primarily as a result of additions of new capacity in China, India and other Asian countries. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in the past several years does not meet this growth in production capacity. Over-capacity will affect our ability to expand export sales and to increase steel production in general, as well as reduce export prices in Dollar terms of our principal products.
Consolidation in the global steel industry may increase competition.
      In recent years, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel. Arcelor produced 47 million tons of steel in 2004 and Mittal Steel recorded shipments of 42 million tons of steel products in 2004. With the proposed acquisition of International Steel Group, Mittal Steel is expected to become the world’s largest steelmaker, with annual production capacity of 70 million tons. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.
A number of our products have been and may become subject to anti-dumping and countervailing proceedings or safeguard measures, which may have an adverse effect on our export sales.
      In recent years, a number of our products have been subject to anti-dumping and countervailing proceedings or safeguard measures, including in the United States and China. Further increases in or new imposition of dumping duties, countervailing duties, quotas or tariffs on our sales in these markets may have a material adverse effect on our exports to these regions in the future. Exports to these regions accounted for 12.2% of our sales volume of steel products in 2004. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports.”

Escalations in tension with North Korea could have an adverse effect on us and the market value of our common stock and ADSs.
      Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In addition, the United States proposed plans in June 2004 to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2005. Specific details regarding the timing and other aspects of the proposed reduction in U.S. troops have not been finalized and talks between the governments of the United States and Korea are ongoing.
      In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. Two more rounds were held in February 2004 and June 2004 without any resolution, and the parties agreed to hold further talks. In February 2005, North Korea pulled out of the six-party disarmament talks and announced that it possesses nuclear weapons. In June 2005, North Korea indicated that it would return to the six-party talks, but it remains uncertain whether the discussion will resume.
      Any further increase in tension on the Korean peninsula, including breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our common stock and ADSs.
If you surrender your ADRs to withdraw shares of our common stock, you may not be allowed to deposit the shares again to obtain ADRs.
      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADRs, and holders of ADRs may surrender ADRs to the ADR depositary and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (ii) the number of shares on deposit with the depositary bank at the time of such proposed deposit. It is possible that we may not give the consent. As a result, if you surrender ADRs and withdraw shares of common stock, you may not be able to deposit the shares again to obtain ADRs. See “Item 10. Additional Information — Item 10D. Exchange Controls.”
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
      This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Item 4.	Information on the Company

Item 4A.	History and Development of the Company
      We were established by the Government on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The Government owned more than 70% of our equity until 1988, when the Government reduced its ownership of our common stock to 35% through a public offering and listing our shares on the Stock Market Division of the Korea Exchange. In July 1998, the Government announced its intention to sell all of our common stock owned directly by it or indirectly through The Korea Development Bank. In December 1998, the Government sold all of our common stock it owned directly, and The Korea Development Bank completed the sale of our shares that it owned in September 2000. The Government no longer holds any direct interest in us, and our outstanding common stock is currently held by individuals and institutions. See “Item 7. Major Shareholders and Related Party Transactions — Item 7A. Major Stockholders.”
      Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 892 Daechi-4-dong, Gangnam-gu, Seoul, Korea, and our telephone number is (822) 3457-0114.

Item 4B.	Business Overview
The Company
      We are the largest and the only fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production in 2004. We produced over 30.2 million tons of crude steel in 2004, substantially all of them at Pohang Works and Gwangyang Works. Currently, Pohang Works has 13.4 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works has an annual crude steel production capacity of 16.8 million tons. We manufacture and sell a broad line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

      We sell primarily to the Korean market, with domestic sales accounting for 74.2% of our total sales volume of steel products in 2004. We believe that we had an overall market share of approximately 50.0% of the total sales volume of steel products sold in Korea in 2004.
      Our exports in each of 2003 and 2004 accounted for 31.1% and 25.8% of our total sales volume of steel products, respectively. Our major export market is Asia, with China accounting for 38.3%, Japan 20.3% and the rest of Asia 18.3% of our total steel export sales volume in 2004.
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

Continue to Seek Investment Opportunities Abroad and Establish Global Production Base
      We carefully seek out promising investment opportunities abroad, primarily in China and India, in part to prepare for the eventual maturation of the Korean steel market. We believe that China and India will continue to offer substantial growth opportunities, and we plan to selectively seek additional investment opportunities and expand our production base in China and India. In November 2003, we launched POSCO China Holding Corporation, a holding company for our investments in China. In June 2005, we also entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of a mine in Bhubaneswar, the capital of Orissa. The project currently contemplates construction of a steel mill from 2007 to 2010 with an annual production capacity of 3 million tons of slabs and, depending on consumption demand and market conditions, construction of additional facilities to increase its annual production capacity to up to 12 million tons. In addition, the project contemplates development of a mine for up to 600 million tons of iron ore. We estimate the aggregate costs of the initial round of construction and mine development to be approximately $3 billion and an additional approximately $9 billion in order to increase the annual production capacity to 12 million tons. In return, Orissa State Government is expected to provide us a thirty-year license to develop the mine for up to 600 million tons of iron ore to be used at the Bhubaneswar steel mill, as well as provide infrastructure to assist us in the construction of the facilities. After additional due diligence, we expect to enter into an investment agreement with Orissa State Government by the end of 2005. In addition to China and India, we continue to seek investment opportunities abroad.

Develop Leading Technology to Increase Sales of Higher Margin, Higher Value-Added Products and Enhance Quality of Our Products
      We plan to continue to invest in developing leading technology necessary to produce higher margin, higher value-added products and enhance the overall quality of our products. We are currently developing FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs. We began construction of our first FINEX plant with an annual production capacity of 1.5 million tons in August 2004 and expect to complete the construction in December 2006. We are also incorporating a new technology called strip casting, which transfers liquefied raw ore directly to steel plates. We are currently building another plant with an annual production capacity of 600 thousand tons that utilizes strip casting technology with expected completion in June 2006.
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

Capitalize on e-commerce Opportunities to Enhance Profitability and Operating Efficiency
      We are currently implementing strategies that would enable us to take advantage of advances in technology, particularly related to the Internet, to increase our sales and profitability and the efficiency of our operations. We believe that capitalizing on e-commerce opportunities could lead to a number of benefits, including more efficient inventory management, improved delivery time for our products and enhanced customer service. Among the e-commerce opportunities that we are pursuing is the establishment of an online market at www.steel-n.com that enables our customers to purchase many of our products through online auctions conducted three times a week. We believe that the site provides more cost effective access to a wider customer base. The site also provides various steel industry-related information that we believe contributes to the enhancement of our brand recognition. We plan to continue to seek additional online opportunities to increase our sales and profitability and the efficiency of our operations.

Enhance Efficiency of Operations and Cost-Effectiveness through Company-Wide Process Innovation
      We recently completed the implementation of Six Sigma programs as part of our company-wide process for innovation and enhancing efficiency of operations and launched POSPIA, our integrated management program. We reoriented our business transaction processes, including purchase of raw materials and sale of goods, to focus on our customers and established a computerized resource management system. The company-wide inventory and product classification and data standardization system have substantially cut operational inefficiencies and enhanced our cost-effectiveness. Production scheduling lead time has fallen from 60 days to 15 days, allowing us to shorten our delivery time for hot rolled steel from 30 days to 14 days. In addition, by sharing inventory and cost information in real time, we have shortened the period required to prepare monthly financial accounting data from six days to one. We will continue to seek new opportunities to implement our company-wide process innovation and increase our efficiency and cost-effectiveness.

Continue to Expand Our Export Customer Base
      Although supplying the Korean domestic market is our priority, we intend to continue to supply a significant amount of our products to customers in overseas markets. Our export and overseas sales represented 25.8% of our total sales volume in 2004, with 76.9% of our export and overseas sales volume to customers in nearby Asian markets in 2004. We intend to further strengthen our global market position by cultivating relationships with our existing overseas customers and assertively seeking out prospective new customers in the emerging markets for steel products. Our exports to China, in particular, have expanded in recent years and we expect our exports to China to continue to grow. Our export sales provide a foreign currency hedge by generating foreign currency that can be used to service our foreign currency debt and to purchase key raw materials, most of which we source from overseas. Maintaining strong relationships with major export customers also provides us with the flexibility to reallocate sales to foreign markets in periods when domestic demand is weak.

Secure Procurement of Raw Materials through Strategic Investments and Long-Term Contracts
      We purchase substantially all of the principal raw materials we use, including iron ore and coal, from sources outside Korea. Import prices of these raw materials have increased in recent years. To secure adequate procurement of principal raw materials, we have invested and will continue to explore additional investment opportunities in various raw material development projects abroad, as well as enter into long-term contracts with leading suppliers of raw materials, principally in Brazil, Canada and Australia.

Selectively Seek Opportunities in Growth Industries
      Our first priority is to maximize revenues and profits from our steel operations. We also selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. When determining our diversification projects, we consider attractiveness of the industry and its future growth potential, as well as our capabilities to become competitive in such an industry. New businesses related to our steel operations include liquefied natural gas production and logistics. New businesses not related to our steel operations in which we intend to focus our efforts for diversification include power generation, advanced materials and alternative energy development. For example, we entered into an agreement in May 2005 to purchase a 50.0% interest in Korea Independent Energy Corporation for Won 292 billion. Korean Independent Energy Corporation is the largest private power generation company in Korea that operates power plants with total power generation capacity of 1,800 megawatts. We expect to acquire the shares on June 30, 2005.
Major Products
      We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

      The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	Year Ended December 31,

	2000		2001		2002		2003		2004

	Billions of		Billions of		Billions of		Billions of		Billions of
Steel Products	Won	%	Won	%	Won	%	Won	%	Won	%

Hot rolled products	3,137	23.6	3,125	24.8	3,416	25.4	4,185	26.1	5,449	25.1
Plates	1,239	9.3	1,242	9.9	1,237	9.2	1,320	8.2	1,987	9.1
Wire rods	933	7.0	1,149	9.1	1,178	8.7	1,064	6.6	1,351	6.2
Cold rolled products	4,526	34.0	4,055	32.2	4,310	32.0	5,208	32.4	6,564	30.2
Silicon steel sheets	315	2.4	304	2.4	347	2.6	431	2.7	531	2.4
Stainless steel products	2,555	19.2	2,076	16.5	2,278	16.9	3,172	19.7	4,920	22.6
Others	607	4.6	624	5.0	700	5.2	687	4.3	952	4.4

Total	13,312	100.0	12,576	100.0	13,465	100.0	16,067	100.0	21,753	100.0

	Year Ended December 31,

	2000		2001		2002		2003		2004

	Thousands of		Thousands of		Thousands of		Thousands of		Thousands of
Steel Products	Tons	%	Tons	%	Tons	%	Tons	%	Tons	%

Hot rolled products	10,098	35.0	11,381	37.9	11,461	37.8	11,514	37.6	10,966	34.5
Plates	3,146	10.9	3,146	10.5	3,060	10.1	3,047	9.9	3,385	10.6
Wire rods	2,651	9.2	2,802	9.3	2,808	9.3	2,777	9.1	2,503	7.9
Cold rolled products	9,437	32.7	9,425	31.3	9,503	31.3	9,770	31.9	10,242	32.2
Silicon steel sheets	542	1.9	591	2.0	589	1.9	671	2.2	705	2.2
Stainless steel products	1,423	4.9	1,266	4.2	1,394	4.6	1,778	5.8	2,069	6.5
Others	1,578	5.5	1,455	4.8	1,518	5.0	1,100	3.5	1,926	6.1

Total	28,875	100.0	30,065	100.0	30,333	100.0	30,657	100.0	31,796	100.0

      The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 1.4 million tons in 2000, 1.3 million tons in 2001, 1.2 million tons in 2002, 1.4 million tons in 2003 and 1.0 million tons in 2004, accounting for Won 644 billion in 2000, Won 657 billion in 2001, Won 511 billion in 2002, Won 679 billion in 2003 and Won 699 billion in 2004, respectively.

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
      Our deliveries of hot rolled products amounted to 11.0 million tons in 2004, representing 34.5% of our total steel sales volume. The Korean market accounted for 8.9 million tons or 81.3% of our hot rolled product sales in 2004, representing a domestic market share of approximately 67.6%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.

      Hot rolled products constitute our largest product category in terms of sales volume and revenue. In 2004, our sales volume of hot rolled products decreased by 4.8% compared to 2003 primarily due to a decrease in demand from the construction industry.

Plates
      Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.
      Our deliveries of plates amounted to 3.4 million tons in 2004, representing 10.6% of our total steel sales volume. The Korean market accounted for 3.1 million tons or 91.3% of our plate sales in 2004, representing a domestic market share of approximately 39.9%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.
      In 2004, our sales volume of plates increased by 11.1% compared to 2003 primarily due to an increase in demand from the shipbuilding industry, which more than offset a decrease in demand from the industrial machinery industry.

Wire Rods
      Wire rods are used mainly by manufacturers of wire, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automobile industry.
      Our deliveries of wire rods amounted to 2.5 million tons in 2004, representing 7.9% of our total steel sales volume. The Korean market accounted for 2.3 million tons or 89.9% of our wire rod sales in 2004, representing a domestic market share of approximately 65.5%. The largest customers for our wire rods are manufacturers of wire and nails.
      In 2004, our sales volume of wire rods decreased by 9.9% compared to 2003 primarily due to a decrease in demand from the construction industry, which more than offset an increase in demand from the automobile industry.

Cold Rolled Products
      Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automobile industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.
      Our deliveries of cold rolled products amounted to 10.2 million tons in 2004, representing 32.2% of our total steel sales volume. The Korean market accounted for 6.1 million tons or 59.6% of our cold rolled product sales in 2004, representing a domestic market share of approximately 56.2%.
      Cold rolled products constitute our second product category in terms of sales volume and revenue. Sales of cold rolled products in recent years had experienced growth due to increasing demand for higher quality products in the automobile, electrical appliances and other industries. In 2004, our sales volume of cold rolled products increased by 4.8% compared to 2003 primarily due to an increase in demand from the automobile industry.

Silicon Steel Sheets
      Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.
      Our deliveries of silicon steel sheets amounted to 705 thousand tons in 2004, representing 2.2% of our total steel sales volume. The Korean market accounted for 460 thousand tons or 65.2% of our silicon steel sheet sales in 2004, representing a domestic market share of approximately 95.8%.

      Our sales volume of silicon steel sheets showed strong growth in recent years following increased demand from manufacturers of power transformers and generators and rotating machines. In 2004, our sales volume of silicon steel sheets increased by 5.1% compared to 2003.

Stainless Steel Products
      Stainless steel products are used by the chemical industry, paper mills, the aviation industry, the automobile industry, the construction industry and the food processing industry.
      Our deliveries of stainless steel products amounted to 2.1 million tons in 2004, representing 6.5% of our total steel sales volume. The Korean market accounted for 1.0 million tons or 50.7% of our stainless steel product sales in 2004, representing a domestic market share of approximately 53.9%.
      Although sales of stainless steel products accounted for only 6.5% of our total sales volume in 2004, they represented 22.6% of our total revenues from sales of steel products in 2004. Our sales volume of stainless steel products showed strong growth in recent years as a result of rationalization of our facilities and increased focus on production of higher margin, higher value-added products. Our sales volume of stainless steel increased by 16.4% in 2004 compared to 2003.

Others
      Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slabs.
Markets
      Korea is our most important market. Domestic sales represented 74.2% of our total steel sales volume in 2004. Exports and overseas sales by our overseas subsidiaries represented 25.8% of our total sales volume in 2004. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent, to expand our international market presence and to earn foreign exchange.

Domestic Market
      The total Korean market for steel products amounted to 47.2 million tons in 2004. We sold a total of 23.6 million tons of steel products in Korea in 2004, maintaining an overall domestic market share of 50.0% for such period.
      The table below sets out sales of steel products in Korea for the periods indicated.

	Year Ended December 31,

	2000		2001		2002		2003		2004

	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’S sales	20,059	52.2	20,894	54.6	21,090	48.2	21,121	46.6	23,599	50.0
Other Korean steel companies’ sales	15,116	39.3	14,144	37.0	17,732	40.6	17,838	39.3	15,969	33.9
Imports(1)	3,266	8.5	3,235	8.5	4,898	11.2	6,411	14.1	7,595	16.1

Total domestic sales(1)	38,441	100.0	38,273	100.0	43,720	100.0	45,370	100.0	47,163	100.0

(1)	Source: 2004 Official Statistics, Korea Iron & Steel Association.
      Total domestic sales volume of our steel products increased by 4.2% in 2001 to 20.9 million tons compared to 20.1 million tons in 2000, as the Korean economy continued its rebound from the difficult economic conditions of the late 1990s. Our market share increased to 54.6% in 2001 from 52.2% in 2000 as the domestic sales of other Korean steel companies decreased by 6.4% in 2001 to 14.1 million tons compared to 15.1 million tons in 2000. Imports from foreign competitors remained relatively stable at 3.2 million tons in 2001 compared to 3.3 million tons in 2000.
      Increased demand from the shipbuilding industry and the automobile industry contributed to a robust 14.2% increase in total domestic sales volume in 2002 compared to 2001. Domestic sales volume of other Korean steel companies increased by 25.4% in 2002 to 17.7 million tons, and imports from foreign competitors, primarily from Japan, China and Russia, also showed strong growth of 51.4% in 2002 to 4.9 million tons. On the other hand, growth in our domestic sales volume slowed to 0.9% in 2002, and our market share dropped to 48.2% in 2002 from 54.6% in 2001.
      Total domestic sales increased by 3.8% in 2003, primarily resulting from an increase in demand from the construction industry which more than offset decreases in demand from the automobile industry and the consumer appliance industry. Imports from foreign competitors, primarily from Japan, China and Russia, showed strong growth as import sales volume increased by 30.9% in 2003 to 6.4 million tons. Growth in domestic sales volume of other Korean steel companies in 2003 slowed to 0.6% in 2003 while our domestic sales volume remained stable with a 0.1% increase in 2003 to 21.1 million tons. Accordingly, our market share dropped to 46.6% in 2003 from 48.2% in 2002.
      In 2004, total domestic sales increased by 4.0%, primarily due to an increase in demand from the automobile, consumer appliance, and shipbuilding industries which more than offset a decrease in demand from the construction industry. Imports from foreign competitors, primarily from Japan, China, and Russia, showed strong growth as import sales volume increased by 18.5% in 2004 to 7.6 million tons. Growth in domestic sales volume of other Korean steel companies decreased by 10.5% in 2004 while our domestic sales volume increased by 11.7% in 2004 to 23.6 million tons. Accordingly, our market share increased to 50.0% in 2004 from 46.6% in 2003.
      We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.
      For a discussion of our domestic sales of steel products in 2002, 2003 and 2004 and factors that may affect domestic sales in the future, see “Item 5. Operating and Financial Review and Prospects — Item 5A. Operating Results.”

Exports
      Exports and sales of steel products by our overseas subsidiaries represented 25.8% of our total sales volume of steel products in 2004, 76.9% of which was generated in Asia. Our exports in terms of sales volume decreased by 14.0% to 8.2 million tons in 2004, primarily as a result of an increase in domestic demand. The tables below set out our exports and sales of steel products by our overseas subsidiaries in terms of sales volume by geographical market and by product for the periods indicated.

	Year Ended December 31,

	2000		2001		2002		2003		2004

	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	2,798	31.7	2,976	32.4	2,828	30.6	3,510	36.8	3,138	38.3
Asia (other than China and Japan)	1,994	22.6	1,965	21.4	2,414	26.1	2,259	23.7	1,502	18.3
Japan	2,136	24.2	2,040	22.2	1,780	19.3	1,719	18.0	1,661	20.3
North America	1,094	12.4	665	7.2	978	10.6	715	7.5	737	9.0
Europe	285	3.2	313	3.4	294	3.2	236	2.5	116	1.4
Others	509	5.8	1,213	13.2	949	10.3	1,096	11.5	1,043	12.7

Total	8,816	100.0	9,172	100.0	9,243	100.0	9,535	100.0	8,198	100.0

	Year Ended December 31,

	2000		2001		2002		2003		2004

	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	2,234	25.3	2,225	24.3	2,224	24.1	2,464	25.8	2,049	25.0
Plates	377	4.3	318	3.5	300	3.2	363	3.8	295	3.6
Wire rods	619	7.0	672	7.3	679	7.3	598	6.3	252	3.1
Cold rolled products	4,522	51.3	4,923	53.7	4,694	50.8	4,649	48.8	4,139	50.5
Silicon steel sheets	144	1.6	134	1.5	161	1.7	223	2.3	245	3.0
Stainless steel products	671	7.6	646	7.0	706	7.6	795	8.3	1,019	12.4
Others	249	2.8	254	2.8	478	5.2	443	4.7	199	2.4

Total	8,816	100.0	9,172	100.0	9,243	100.0	9,535	100.0	8,198	100.0

      The table below sets out our total net sales, including non-steel sales, by geographic region for the periods indicated.

	Year Ended December 31,

Region	2002		2003		2004

	(in billions)
Korea	W	9,531	W	12,100	W	16,738
China		2,089		2,706		3,316
Asia (other than China and Japan)		1,069		1,079		1,257
Japan		650		771		1,164
North America		473		312		529
Other		543		822		969

Total		14,355		17,789		23,973

      The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.
      The table below sets out the world’s crude steel consumption for the periods indicated.

	Year Ended December 31,

	1999	2000	2001	2002	2003

Crude steel equivalent consumption (million tons)	805	869	834	887	951
Percentage of annual increase (decrease)	3.1%	8.0%	(4.0)%	6.4%	7.2%

Source: International Iron and Steel Institute.
      In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced favorable market conditions, which have led to renewed interest in expansion of steel production capacity. In a January 2005 conference organized by the OECD and the International Iron and Steel Institute, participants expected global crude steel production capacity to increase from 1,184 million tons in 2004 to more than 1,305 million tons in 2006, primarily as a result of additions of new capacity in China, India and other Asian countries. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in the past several years does not meet this growth in production capacity.
      We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries. Our largest export market in 2004 was China, which accounted for 38.3% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China amounted to 2.8 million tons in 2002, 3.5 million tons in 2003, and 3.1 million tons in 2004. Exports to China increased by 24.1%

in 2003 due to our increased marketing focus in this region but decreased by 10.6% in 2004 primarily due to our decision to focus on meeting increased domestic demand. Sales volume to Asian countries other than China and Japan decreased from 2.4 million tons in 2002 to 2.3 million tons in 2003 primarily due to our decision to increase sales in China. In 2004, sales volume to Asian countries other than China and Japan further decreased to 1.5 million primarily due to our decision to focus on meeting increased domestic demand. Our exports to Japan decreased during each of the past five years, from 2.1 million tons in 2000 to 1.7 million tons in 2004. Profit margins from export sales to China, Indonesia and Malaysia have typically been higher than export sales to Japan in recent years.
      To offset the slowdown in the economies of Asian countries in the late 1990s, we focused our efforts on increasing exports to the United States and Europe during that period. However, from 1999 to 2004, sales volume to these regions decreased and remained at low levels, primarily due to anti-dumping proceedings and our decision to export to Asian countries other than Japan that have higher profit margins. As a result, sales volume to the United States and Europe decreased to 853 thousand tons in 2004, representing only 10.4% of our export volume of steel products.
      A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products for sale in the United States. Our sales to UPI were 686 thousand tons in 2002, 539 thousand tons in 2003 and 641 thousand tons in 2004, accounting for approximately 70% of our sales to North America in 2002, 75% in 2003 and 75% in 2004.
      In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty of 1.15% and a dumping duty of 2.34%, our sales of stainless steel plates are subject to a dumping duty of 1.19% and our sales of stainless steel sheets are subject to a dumping duty of 0.92%.
      In China, we are subject to a dumping duty of 11.0% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such dumping duty.
      Our products that have been subject to anti-dumping and countervailing proceedings or safeguard measures in the aggregate have not accounted for a material portion of our total sales in recent years. Consequently, the anti-dumping and countervailing duties or safeguard measures imposed on our products have not had a material adverse effect on our total sales. However, there can be no assurance that further increases in or new imposition of dumping duties, countervailing duties, quotas or tariffs on our sales in the United States, China or elsewhere may not have a material adverse effect on our exports to these or other regions in the future.
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
      Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets must be competitive with the prices charged by our Japanese competitors. Export prices in Dollar terms increased in 2002 as the United States, China and the European Union announced their safeguard measures on key steel products to provide relief to their domestic steel manufacturers, demand for steel products increased in China and the prices of raw materials used in steel production generally increased in Dollar terms. Export prices in Dollar terms, after stabilizing in the first half of 2003, increased in the second half of

2003 and in 2004, primarily as a result of general recovery of the global economy and continued increase in steel consumption in China, as well as increases in transportation cost and price of raw materials.
Raw Materials

Steel Production
      The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2004, we imported approximately 42 million tons of iron ore and 21 million tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia.
      In 2004, we purchased most of our iron ore and coal imports pursuant to long-term contracts. We purchased approximately 12% of our iron ore and coal imports in 2004 from foreign mines in which we have made an investment. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts require us to purchase a minimum amount of the relevant raw materials each year, and to date the minimum purchase amounts have been equivalent to about 10% to 20% of our total yearly purchases under these contracts. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.
      The prices of coal and iron ore increased substantially in 2004. The average price of coal per ton (including transportation costs) increased from $48.55 in 2002 to $49.12 in 2003 and $72.02 in 2004. The average price of iron ore per ton (including transportation costs) increased from $24.15 in 2002 to $26.10 in 2003 and $31.96 in 2004. We currently do not depend on any single country or supplier for our coal or iron ore.
      In April 2002, we entered into an agreement with BHP Billiton, Itochu Corporation and Mitsui Corporation and invested A$16.3 million to establish the largest iron ore development project in Australia. We have a 20% interest in the project, while BHP Billiton, Itochu and Mitsui have 65%, 8% and 7% interests, respectively. We are obligated under the agreement to purchase 3.0 million tons of iron ore each year, representing approximately 8% of our total annual iron ore procurement amount, for twenty-five years starting in 2003. The purchase price will be determined based on the global market price at the time of purchase. We purchased 2.4 million tons of iron ore from this development project in 2004.
      In 2004 and 2005, we invested $38 million to acquire a 20% interest in a coal mine project in Foxleigh, Australia, securing 0.5 million tons of coal per year. In addition, we expect to invest approximately $25 million to acquire a 2.5% stake in a coal mine project in Elkview, Canada, securing additional 0.7 million tons of coal per year. We continue to seek opportunities to enter into additional strategic relationships, particularly in Brazil, that would enhance our ability to meet our requirements for high quality raw materials.

Stainless Steel Production
      The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia, Russia and Japan, as well as Korea. A substantial portion of requirements for ferrochrome are purchased from producers in South Africa, Zimbabwe and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas dealers, as well as from processors in Korea, Japan, United States and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average price of nickel per ton (including transportation costs) increased from $6,768 in 2002 to $9,634 in 2003 and $13,852 in 2004.

Transportation
      Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These dedicated bulk carriers transported approximately 70% of our coal and iron ore in 2004, with the remaining 30% transported by other vessels through chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 42% and 13% of the total cost of such materials in 2004.
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
      At this point, molten steel is made into semi-finished products such as slabs, blooms or billets at the continuous casting machine. Slabs, blooms and billets are produced at different standardized sizes and shapes. Slabs, blooms and billets are semi-finished lower margin products that we either use to produce our further processed products or sell to other steelmakers that produce further processed steel products.
      Slabs are processed to produce hot rolled coils products at hot strip mills or to produce plates at plate mills. Hot rolled coils are an intermediate stage product that may either be sold to our customers as various finished products or be further processed by us or our customers into higher value-added products, such as cold rolled sheets and silicon steel sheets. Blooms and billets are processed into wire rods at wire rod mills.

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
Competition

Domestic Market
      We are currently the only fully integrated steel producer in Korea. As we had an overall market share of 50.0% of the total sales volume of steel products sold in Korea in 2004, we generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 67.6% in 2004, we face competition from a Korean operator of mini-mills, which produces lower quality products, and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 56.2% and 53.9% in 2004, respectively, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan.

      We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitor in Korea is INI Steel Company, an electric-furnace steel producer with annual crude steel production of 7.7 million tons in 2004. INI Steel was spun-off from Hyundai Group in August 2000. In October 2004, INI Steel acquired Hanbo Steel, which has an annual production capacity of 1.8 million tons of hot rolled products and 1.2 million tons of steel bars.
      The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

Export Markets
      The competitors in our export markets include all the leading steel manufacturers of the world. In recent years, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel. Arcelor produced 47 million tons of steel in 2004 and Mittal Steel recorded shipments of 42 million tons of steel products in 2004. With the proposed acquisition of International Steel Group, Mittal Steel is expected to become the world’s largest steelmaker, with annual production capacity of 70 million tons. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in a significant increase in competition. Major competitive factors include the range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.
      Various export markets currently impose tariffs on different types of steel products. However, we do not believe that tariffs significantly affect our ability to compete in these markets.
Joint Venture and Other Investments
      In September 1996, we entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 87.1% interest in the joint venture (including 13.8% interest of POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products and galvanizing iron in December 1998 and produced 315,711 tons of stainless cold rolled products in 2004, as well as 151,765 tons of galvanizing iron in 2004. The joint venture is currently constructing new mills with expected completion in December 2006 in order to add the annual production capacity of 600 thousand tons of stainless hot rolled products.
      We established Changwon Specialty Steel as a wholly-owned subsidiary in Korea in February 1997. The plants operated by Changwon Specialty Steel have annual production capacities of 800,000 tons of wire rods, round bars, steel pipes and semi-finished products. Changwon Specialty Steel produced 782,300 tons of such products in 2004.
      We currently hold an 80.0% interest in Qingdao Pohang Stainless Steel Co., Ltd. (including 10.0% interest of POSCO China Holding Corporation), a joint venture set up to manufacture and sell stainless cold rolled steel products in China. Construction of the plant operated by Qingdao Pohang Steel began in August 2003 and became operational in December 2004, with an annual production capacity of 180,000 tons of stainless cold rolled steel products.
      In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.8 million tons that we expect to be operational by March 2006. We currently hold a 10.0% interest in this joint venture.

      In November 2003, we launched POSCO China Holding Corporation, a wholly-owned holding company for our investments in China. POSCO China Holding Corporation also provides support to our Chinese investment projects and affiliated companies with their marketing efforts in China and solidify their business relationships with clients and suppliers.
Diversification
      Our first priority is to maximize revenues and profits from our steel operations. We also selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. When determining our diversification projects, we consider attractiveness of the industry and its future growth potential, as well as our capabilities to become competitive in such an industry. New businesses related to our steel operations include liquefied natural gas production and logistics. We are currently constructing a Won 288 billion liquefied natural gas terminal scheduled for completion in June 2005. In January 2003, we also entered into a joint venture with Mitsui Corporation of Japan for a 51.0% interest in POSCO Terminal Co., Ltd. which provides logistics services related to storage and transportation of raw materials used in steel production and other industries. Facilities operated by POSCO Terminal Co., Ltd. currently have an annual handling capacity of 5.5 million tons and enable us to transport raw materials on behalf of third parties, including electric power companies, cement companies and overseas steel manufacturers.
      New businesses not related to our steel operations in which we intend to focus our efforts for diversification include power generation, development of alternative energy and advanced materials and biotechnology. In May 2005, we entered into an agreement to purchase a 50.0% interest in Korea Independent Energy Corporation for Won 292 billion. Korean Independent Energy Corporation is the largest private power generation company in Korea that operates power plants with total power generation capacity of 1,800 megawatts. We expect to acquire the shares on June 30, 2005. For our entry into the alternative energy market, we plan to establish partnerships with established corporations with a focus on fuel cell and wind power generation. In production of advanced materials, we plan to utilize our proprietary steel rolling and strip casting technologies and to develop additional technologies and manufacturing capabilities. In the biotechnology field, we launched in September 2002 POSCO BioVentures, L.P., a $50.0 million venture capital fund established in the United States. The BioVentures fund is committed to investing in promising biotech companies, including various pharmaceutical companies, and assists in their development in cooperation with the Biotech Center at Pohang University of Science & Technology. We expect to continue to work closely with Pohang University of Science & Technology and Research Institute of Industrial Science & Technology to develop additional technologies and enhance our business development and diversification efforts.
      Currently, the revenues we derive from these ventures and companies are not, in the aggregate, material.
Insurance
      We maintain casualty and fire insurance for our facilities and loss insurance for our raw materials and supplies. In addition, we maintain medical and accident insurance for our employees to the extent we consider appropriate.
Item 4C.     Organizational Structure
      We are not part of a group. Our significant subsidiaries include POSCO Engineering & Construction Co., Ltd., an engineering and construction company, and Posteel Co., Ltd., our steel sales subsidiary. The following table sets out their jurisdiction of incorporation and our ownership interests:

	Jurisdiction of	Percentage of
Name	Incorporation	Ownership

POSCO Engineering & Construction Co., Ltd.	Korea	90.9%
Posteel Co., Ltd.	Korea	95.3%

Item 4D.     Property, Plants and Equipment
      Our principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang City in the southwestern region of Korea. We expect to increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”
Pohang Works
      Construction of Pohang Works began in 1970 and ended in 1983. Currently, Pohang Works has an annual crude steel and stainless steel production capacity of 13.3 million tons. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.
      Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 43 plants and 46 supporting facilities, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 250,000 tons for unloading raw materials, storage areas for up to 45 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works is equipped with an up-to-date computerized production-management system allowing constant monitoring and control of the production process.
      The following table sets out Pohang Work’s capacity utilization rates for the periods indicated.

	Year Ended December 31,

	2000	2001	2002	2003	2004

Crude steel and stainless steel production capacity (million tons per year)	12.20	12.20	12.20	12.67	13.30
Actual crude steel and stainless steel output (million tons)	12.36	12.04	12.16	12.67	13.45
Capacity utilization rate(%)(1)	101.3	98.7	99.7	100.0	101.1

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.
Gwangyang Works
      Construction of Gwangyang Works began in 1985 on a site of 14.0 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. Production capacity is currently 16.7 million tons per year. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.
      Gwangyang Works is comprised of 36 plants and 43 supporting facilities, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 44 days’ supply of raw materials and separate docking facilities.
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

	Year Ended December 31,

	2000	2001	2002	2003	2004

Crude steel and stainless steel production capacity (million tons per year)	15.80	15.80	15.80	16.23	16.70
Actual crude steel and stainless steel output (million tons)	15.38	15.78	15.90	16.23	16.76
Capacity utilization rate(%)(1)	97.3	99.9	100.6	100.0	100.4

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.
The Environment
      We believe we are in compliance with all applicable environmental laws and regulations. Our levels of pollution control are higher than those mandated by Government standards. We continue to voluntarily reduce emissions from our operations by using less Peruvian iron ore, using lower sulphur content oil, and modernizing anti-pollution facilities. We spent approximately Won 98 billion on anti-pollution facilities in 2004.

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
      Our sales volume increased by 1.1% in 2003 and 3.7% in 2004. In 2003, our crude steel output increased to 28.9 million tons and sales volume increased to 30.7 million tons due to strong export demand, as well as an increase in domestic demand from the construction industry. In 2004, our crude steel output increased to 30.2 million tons and sales volume increased to 31.8 million tons due to a further increase in domestic demand primarily from the automobile, consumer appliance, and shipbuilding industries, which outweighed a decrease in demand from the construction industry. For a discussion of our sales volume and revenues by major products and markets from 2000 to 2004, see “Item 4. Information on the Company — Item 4B. Business Overview — Major Products” and “— Markets.”

      Unit sales price for all of our principal product lines other than wire rods increased in 2003 and the weighted average unit prices for our products increased by 18.1% in 2003 compared to 2002. Unit sales price of hot rolled products, which accounted for 37.6% of total sales volume, increased by 21.9% in 2003. Unit sales price of cold rolled products, which is our second largest product category in terms of sales volume with 31.9%, increased by 17.5% in 2003. These increases were partially offset by an 8.7% decrease in unit sales price of wire rods, which accounted for 9.1% of total sales volume in 2003. In 2004, unit sales price for all of our principal product lines increased. The weighted average unit prices for our products increased by 30.5% in 2004 compared to 2003. Unit sales price of wire rods, which accounted for 7.9% of total sales volume, increased by 40.9% in 2004. Unit sales price of hot rolled products, which accounted for 34.5% of total sales volume, increased by 36.7% in 2004. Unit sales price of plates, which accounted for 10.6% of total sales volume, increased by 35.5% in 2004.
      Export prices in Dollar terms, after stabilizing in the first half of 2003, increased in the second half of 2003 and continued to increase in 2004, primarily as a result of general recovery of the global economy as well as continuous increases in transportation costs and price of raw materials. Export prices in Dollar terms stabilized in the first half of 2005. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports.”
      The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	Year Ended December 31,

Product	2002		2003		2004

	(In thousands of Won per ton)
Hot rolled products	W	298.1	W	363.5	W	496.9
Plates		404.1		433.1		586.8
Wire rods		419.5		383.2		539.6
Cold rolled products		453.6		533.1		640.8
Silicon steel sheets		588.0		642.0		753.0
Stainless steel products		1,634.4		1,783.7		2,378.4
Others		460.9		624.6		494.4

Average(1)	W	443.9	W	524.1	W	684.1

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products.”
     Costs and Production Efficiency
      Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases.
      The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	Year Ended December 31,

	2002	2003	2004

	(percentage of net sales)
Cost of goods sold	79.0%	75.6%	72.4%
Selling and administrative expenses(1)	6.7	6.0	5.4
Total operating expenses	85.7	81.6	77.8
Gross margin	21.0	24.4	27.6
Operating margin	14.3	18.4	22.2

(1)	See Note 23 of Notes to Consolidated Financial Statements.
      Our production efficiency in recent years has continued to benefit from operation near or in excess of stated capacity levels. Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. We expect to increase our production capacity in the future when we increase our production capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. See “Item 4. Information on the Company — Item 4D. Property, Plants and Equipment.”
      The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	2000	2001	2002	2003	2004

Crude steel and stainless steel production capacity (million tons per year)	28.00	28.00	28.00	28.90	30.00
Actual crude steel and stainless steel output million tons)	27.74	27.83	28.07	28.90	30.21
Capacity utilization rate(%)	99.1	99.4	100.3	100.0	100.7
Steel product sales (million tons)(1)	28.88	30.07	30.33	30.66	31.80
Man-hours per ton of crude steel produced(2)	1.29	1.28	1.26	1.16	1.20

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 1.4 million tons in 2000, 1.3 million tons in 2001, 1.2 million tons in 2002, 1.4 million tons in 2003 and 1.0 million tons in 2004.

(2)	Does not include in the calculation employees of our subsidiaries or subcontractors.

Exchange Rate Fluctuations
      Exchange rate fluctuations also have affected our results of operations and liquidity in recent years. Foreign exchange translation gains and losses arise as a result of fluctuations in the rates of exchange of Won to the foreign currencies in which some of our assets and liabilities are denominated (primarily Dollars and Yen). Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 53.4% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2004;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.
      Appreciation of the Won, on the other hand, (i) causes our export products to be less competitive by raising our prices in Dollar terms and (ii) reduces net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has a positive impact on our results of operations. In terms of the average noon buying rate, the Won appreciated against the Dollar from a high in 2002 of Won 1,332.0 to US$1 to Won 1,035.1 to US$1 as of December 31, 2004. See “Item 3. Key Information — Exchange Rate Information.”
      We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. From time to time we also enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to reduce the fluctuation risk of future cash flows. As of December 31, 2004, we had entered into one currency swap contract and four currency forward contracts. The net valuation gain of the above contracts was approximately Won 6.9 billion and the net transaction gain was Won 6.8 billion in 2004. We may incur losses under our existing swap transactions or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.
Impairment Loss on the No. 2 Mini-mill at Gwangyang Works
      We started the construction of the no. 2 mini-mill at Gwangyang Works in 1997. Our board of directors decided in May 1998 to temporarily suspend the construction of the mini-mill due to the unstable economic condition in Korea and the Asia Pacific Region. As a result of unfavorable market conditions in the steel industry, the management’s operation committee decided in April 2002 to cease the construction on the no. 2 mini-mill and instead use the buildings for the Tailor Welded Blank (“TWB”) project to manufacture custom-made automobile body panels. In June 2003, we amended our plan and determined that only some of the buildings of the mini-mill will be used for the TWB project. With the approval of our Board of Directors, we also decided to sell the machinery of the mini-mill to a third party. Accordingly, we recognized aggregate impairment losses associated with the no. 2 mini-mill in the amount of Won 391 billion as of December 31, 2003. In 2004, we recognized an additional impairment loss of Won 79 billion on buildings on related machinery recorded as other investment assets based on the estimated net selling price of Won 54 billion as of December 31, 2004. See “— Critical Accounting Estimates — Impairment of Long-lived Assets” and Note 8 of Notes to Consolidated Financial Statements.

Inflation
      Inflation in the Republic, which was 2.7% in 2002, 3.6% in 2003 and 3.6% in 2004, has not had a material impact on our results of operations in recent years.
Critical Accounting Estimates
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

Allowance for Doubtful Accounts
      We maintain an allowance for doubtful accounts for exposures in our receivable balances that represent our estimate of probable losses in our short-term and long-term receivable balances. Determining the allowance for doubtful accounts requires significant management judgment and estimates including, among others, the credit worthiness of our customers, experience of historical collection patterns, potential events and circumstances affecting future collections and the ongoing risk assessment of our customers’ ability to pay. Unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of and make additional allowances to our receivable balances.

Valuation of Investment Securities and Derivatives
      We invest in various financial instruments including debt and equity securities and derivatives. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.
      If available, quoted market prices provide the best indication of fair value. We determine the fair value of our securities using quoted market prices when available, including quotes from dealers trading those securities. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics or discounted cash flows. The fair value of unlisted equity securities held for investment (excluding those of affiliates and subsidiaries) is based on the latest obtainable net asset value of the investees, which often reflects cost or other reference events. These fair values based on pricing and valuation models, discounted cash flow analysis, or net asset values are subject to various assumptions used which, if changed, could significantly affect the fair value of the investments.
      When the fair value of a listed equity security or the net equity value of an unlisted equity security declines compared to acquisition cost and is not expected to recover (impaired investment security), the value of the equity security is adjusted to its fair value or net asset value, with the valuation loss charged to current operations. When the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to its fair value with the resulting valuation loss charged to current operations.
      As part of this impairment review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of an equity security or a debt security may realistically be expected to recover, the loss will continue to be classified as temporary. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in current operations.
      Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by our management to evaluate declines in value can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested, the length of time and the extent to which fair value has been less than cost, and our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets. Any changes in these assumptions could significantly affect the valuation and timing of recognition of valuation losses classified as other than temporary.

Impairment of Long-lived Assets
      The depreciable lives of long-lived assets are estimated and the assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverable amount is measured at the greater of net selling price or value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value and the amount is material, the impairment of assets is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets which is subject to changes in market conditions.
      Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We made a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. Further impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets.
Operating Results

2004 Compared to 2003
      Our sales in 2004 increased by 34.8% to Won 23,973 billion from Won 17,789 billion in 2003, reflecting an increase of 30.5% in the average unit sales price per ton of our steel products and a 3.7% increase in the sales volume of our steel products.
      Sales volume of stainless steel products, which accounted for 6.5% of total sales volume, showed the greatest increase among our major steel product categories in 2004 with an increase of 16.4%. Sales volume of plates, which accounted for 10.6% of total sales volume, increased by 11.1%. Sales volume of silicon steel sheets, which accounted for 2.2% of total sales volume, increased by 5.1%. In addition, sales volume of cold rolled products, which accounted for 32.2% of total sales volume, increased by 4.8%. On the other hand, sales volume of wire rods, which accounted for 7.9% of total sales volume, decreased by 9.9%, and sales volume of hot rolled plates, our largest product category in terms of sales volume which accounted for 34.5% of total sales volume, decreased by 4.8%. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products.”
      Our domestic sales in 2004 increased by 38.3% in terms of total sales revenues and 11.7% in terms of sales volume of steel products compared to 2003. In 2004, our domestic sales accounted for approximately 74.2% of our total sales volume, compared to 68.9% in 2003. The increase in domestic sales revenues in 2004 compared to 2003 was attributable primarily to an increase in the price of steel products sold in Korea and, to a lesser extent, on an increase in domestic sales volume.
      Our export sales in 2004 increased by 27.2% in terms of sales revenues and decreased by 14.0% in terms of sales volume compared to 2003. Exports as a percentage of total sales volume decreased to 25.8% of our total sales volume in 2004 compared to 31.1% in 2003. The increase in export sales in terms of sales revenues in 2004 compared to 2003 was primarily attributable to an increase in the price of steel products sold abroad, which outweighed the overall decrease in sales volume and the reduction in net sales in Won from export sales due to appreciation of the Won against the Dollar.
      Gross profit in 2004 increased by 52.4% to Won 6,612 billion from Won 4,338 billion in 2003. Gross margin in 2004 increased to 27.6% from 24.4% in 2003, as the 34.8% increase in sales more than offset a 29.1% increase in cost of goods sold in 2004 to Won 17,361 billion from Won 13,451 billion in 2003. The increase in cost of goods sold was attributable primarily to increases in purchase of raw materials, as well as an increase in labor expenses resulting from higher performance bonuses. Raw materials costs in 2004 increased primarily as a result of a general increase in the unit costs of coal, iron ore, nickel and scrap metal, as well as an increase in our production of crude steel to 30.2 million tons in 2004 compared to 28.9 million tons in 2003. The average price of coal per ton (including all associated costs such as customs duties and transportation costs) increased from $49.12 in 2003 to $72.02 in 2004. The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) increased from $26.10 in 2003 to $31.96 in 2004.

      Operating income in 2004 increased by 63.0% to Won 5,319 billion compared to Won 3,263 billion in 2003. Operating margin increased to 22.2% in 2004 from 18.3% in 2003, as selling and administrative expenses increased by 20.2% in 2004 to Won 1,293 billion compared to Won 1,075 billion in 2003. The increase in selling and administrative expenses resulted principally from increases in transportation and storage expenses, provision for doubtful accounts and labor-related expenses. Our transportation and storage expenses in 2004 increased by 10.8% to Won 494 billion compared to Won 446 billion in 2003, primarily as a result of an increase in our transportation fees per ton, as well as an increase in the transportation volume. Our provision for doubtful accounts increased almost six-fold in 2004 to Won 54 billion from Won 9 billion in 2003 primarily as a result of a slowdown in the construction industry and an increase in reserve for doubtful receivables of POSCO Engineering & Construction Co., Ltd. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 16.1% to Won 278 billion in 2004 from Won 239 billion in 2003, primarily as a result of a Won 28 billion increase in welfare expenses, as well as higher wages and performance bonuses. Our welfare expenses increased in 2004 primarily as a result of our decision to sell 1,575,039 shares of treasury stock in 2004 to the employee stock ownership association, with the difference between the fair value and the proceeds being charged to welfare expenses.
      Our net income in 2004 increased by 91.1% to Won 3,814 billion compared to Won 1,996 billion in 2003 as increases in operating income, net gain on foreign currency translation and gain on recovery of allowance for doubtful accounts and decreases in loss on impairment of property, plant and equipment and interest expense more than offset effects from increases in loss on impairment of investments and donations. We recorded net gain on foreign currency translation of Won 160 billion in 2004 compared to net loss on foreign currency translation of Won 112 billion in 2003 as the Korean Won appreciated in 2004 against the Dollar. Our gain on recovery of allowance for doubtful accounts in 2004 increased by almost ten-fold to Won 127 billion compared to Won 13 billion in 2003, primarily as a result of our recovery of Won 108 billion from settlement of liquidation dividends from POSVEN in 2004. Loss on impairment of property, plant and equipment decreased by 51.8% in 2004 to Won 73 billion from Won 151 billion in 2003, as impairment related to our no. 2 mini-mill in Gwangyang of Won 79 billion was treated as impairment of investments in 2004 whereas impairment related to the mini-mill of Won 151 billion in 2003 was treated as impairment of property, plant, and equipment, which effect more than offset recognition of impairment of property, plant and equipment of Won 63 billion on the building and land of our Japanese branch in 2004 compared to no such impairment in 2003. Our loss on impairment of investments in 2004 increased eight-fold to Won 95 billion from Won 12 billion in 2003, primarily as a result of impairment of investments of Won 79 billion in 2004 related to our decision to permanently cease construction of our mini-mill discussed above. Interest expense in 2004 decreased by 23.3% to Won 192 billion compared to Won 250 billion in 2003 due to our reduction in debt and a general decrease in interest rates. Our donations also increased by 64.3% in 2004 to Won 170 billion from Won 103 billion in 2003 as we contributed Won 58 billion in 2004 to employees’ welfare fund.
      Our effective tax rate in 2004 was 28.1% compared to 26.6% in 2003. The statutory income tax rate applicable to us, including resident tax surcharges, will decrease from 29.7% in 2003 and 2004 to 27.5% in 2005. See Note 25 of Notes to Consolidated Financial Statements.

2003 Compared to 2002
      Our sales in 2003 increased by 23.9% to Won 17,789 billion from Won 14,355 billion in 2002, reflecting an increase of 18.1% in the average unit sales price per ton of our steel products and a 1.1% increase in the sales volume of our steel products.
      Sales volume of stainless steel products, which accounted for 5.8% of total sales volume, showed greatest increase among our major steel product categories in 2003 with 27.6%. Sales volume of silicon steel sheets, which accounted for 2.2% of total sales volume, increased by 13.9%. In addition, sales volume of cold rolled products and hot rolled products, our two largest product categories in terms of sales volume which accounted for an aggregate of 69.4% of total sales volume, increased by 2.8% and 0.5%, respectively. On the other hand, sales volume of other steel products, wire rods and plates, which accounted for an aggregate of 22.6% of total sales volume, decreased by 27.6%, 1.1% and 0.4%, respectively. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products.”
      Our domestic sales in 2003 increased by 27.0% in terms of total sales revenues and 0.2% in terms of sales volume of steel products compared to 2002. In 2003, our domestic sales accounted for approximately 68.9% of our total sales volume compared to 69.5% in 2002. The increase in domestic sales revenues in 2003 compared to 2002 was attributable primarily to an increase in the price of steel products sold in Korea.
      Our export sales in 2003 increased by 17.9% in terms of total sales revenues and 3.2% in terms of sales volume of steel products compared to 2002. Exports as a percentage of total sales volume increased to 31.1% in 2003 from 30.5% in 2002. The increase in export sales revenues in 2003 compared to 2002 was attributable primarily to an increase in the price of steel products sold abroad, as well as stronger demand for our products from China.
      Gross profit in 2003 increased by 43.8% to Won 4,338 billion from Won 3,017 billion in 2002. Gross margin in 2003 increased to 24.4% from 21.0% in 2002, as the 23.9% increase in sales more than offset an 18.6% increase in cost of goods sold in 2003 to Won 13,451 billion from Won 11,338 billion in 2002. The increase in cost of goods sold was attributable primarily to increases in purchase of raw materials and depreciation, as well as an increase in labor expenses resulting from higher performance bonuses. Raw materials costs in 2003 increased primarily as a result of a general increase in the unit costs of nickel, scrap metal and iron ore, as well as an increase in our production of crude steel to 28.9 million tons in 2003 compared to 28.1 million tons in 2002. Including all associated costs such as customs duties and transportation costs, the average price of nickel per ton increased by 30.8% in 2003 and the average price of iron ore per ton increased by 2.1% in 2003. Effects from these increases more than offset results of a 2.8% decrease in the average price of coal per ton in 2003.
      Operating income in 2003 increased by 59.2% to Won 3,263 billion compared to Won 2,050 billion in 2002. Operating margin increased to 18.3% in 2003 from 14.3% in 2002, as selling and administrative expenses increased by 11.2% in 2003 to Won 1,075 billion compared to Won 967 billion in 2002. The increase in selling and administrative expenses resulted principally from increases in transportation and storage expenses, labor-related expenses, research and development expenses and stock compensation expenses. Our transportation and storage expenses in 2003 increased by 10.1% to Won 446 billion compared to Won 405 billion in 2002, primarily as a result of an increase in our transportation fees per ton. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 14.9% to Won 239 billion in 2003 compared to Won 208 billion in 2002, primarily as a result of increases in wages and higher performance bonuses, as well as an increase in welfare expenses. In 2003, salaries increased by 9.3% to Won 142 billion compared to Won 130 billion in 2002 and welfare expenses increased by 22.1% to Won 76 billion compared to Won 62 billion in 2002. An increase of 39.9% in research and development expenses to Won 57 billion in 2003 from Won 41 billion in 2002 resulted primarily from our increased research activities on implementation of Six Sigma projects and commercialization of FINEX technology. Our stock compensation expenses in 2003 increased by 190.8% to Won 19 billion from Won 6 billion in 2002 primarily as a result of an increase in our share price in 2003.
      Our net income in 2003 increased by 83.2% to Won 1,996 billion compared to Won 1,089 billion in 2002 as an increase in operating income and decreases in other bad debt expense, loss on valuation of equity method investments and interest expense more than offset decreases in gain on foreign currency translations and gain on foreign currency transactions, as well as an increase in donations. We did not recognize any other bad debt expense in 2003 compared to Won 178 billion in 2002 and our loss on valuation of equity method investments in 2003 decreased by 96.5% to Won 5 billion from Won 129 billion in 2002. In 2002, we recognized bad debt expense of Won 133 billion and valuation loss of Won 135 billion from the liquidation of POSVEN. Our interest expense in 2003 decreased by 24.6% to Won 250 billion from Won 332 billion in 2002 as the interest rate paid on interest-bearing liabilities generally decreased in 2003 compared to 2002. Gain on foreign currency translations in 2003 decreased by 95.0% to

Won 6 billion from Won 129 billion in 2002 and gain on foreign currency transactions in 2003 decreased by 36.1% to Won 84 billion from Won 132 billion in 2002. Our donations in 2003 increased by 105.8% to Won 103 billion from Won 50 billion in 2002, primarily as a result of a donation of Won 51 billion to our employees’ welfare fund in 2003.
      Our effective tax rate in 2003 was 26.6% compared to 26.4% in 2002. See Note 25 of Notes to Consolidated Financial Statements.
Item 5B.     Liquidity and Capital Resources
      The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,

	2002		2003		2004

	(in billions of Won)
Net cash provided by operating activities	W	3,213	W	3,499	W	4,946
Net cash used in investing activities		2,146		2,135		3,380
Net cash used in financing activities		1,178		1,046		1,650
Cash and cash equivalents at beginning of period		407		268		594
Cash and cash equivalents at end of period		268		594		488
Net increase (decrease) in cash and cash equivalents		(139)		326		(106)
Capital Requirements
      Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. Net cash used for investing activities was Won 2,146 billion in 2002, Won 2,135 billion in 2003 and Won 3,380 billion in 2004. These amounts included purchases of property, plant and equipment of Won 1,689 billion in 2002, Won 1,299 billion in 2003 and Won 2,265 billion in 2004. We recorded net acquisition of trading securities of Won 603 billion in 2002, Won 81 billion in 2003 and Won 64 billion in 2004. We also recorded net acquisition of available-for-sale securities of Won 8 billion in 2002, Won 493 billion in 2003 and Won 167 billion in 2004. In our financing activities, we used cash of Won 1,578 billion in 2002, Won 1,317 billion in 2003 and Won 1,125 billion in 2004 for principal repayments of outstanding long-term debt. We used Won 91 billion in 2002, Won 263 billion in 2003 and Won 305 billion in 2004 for the repurchase of our shares from the market as treasury stock.
      We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. From time to time, we may also require capital for investments involving acquisitions and strategic relationships. Our total capital expenditures were Won 2,265 billion in 2004 and, under current plans, are estimated to increase to approximately Won 4,100 billion in 2005 to maintain our competitive strengths and develop higher margin, higher value-added products. We retain the ability to reduce or suspend our planned capital expenditures. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce more higher value-added products.
      In addition to our funding requirements relating to our capital investment program, payments of the principal of and interest on indebtedness will require considerable resources. Principal repayment obligations with respect to long-term debt outstanding as of December 31, 2004 are Won 1,186 billion in 2006, Won 134 billion in 2007, Won 664 billion in 2008 and Won 27 billion in 2009. Long-term debt maturing after December 31, 2009 is Won 47 billion. In addition, as of December 31, 2004, we had short-term borrowings of Won 658 billion and current portion of long term debt of Won 1,046 billion. We expect to repay these obligations primarily through cash provided by operations and additional borrowings.
      We paid dividends on common stock in the amount of Won 214 billion in 2002, Won 326 billion in 2003 and Won 525 billion in 2004.

      The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2004.

	Payments due by Period

			Less than						After
Contractual Obligations	Total		1 year		1 to 3 years		4 to 5 years		5 years

	(in billions of Won)
Long-term debt obligations	3,104		1,046		1,984		74		—
Capital lease obligations	5		2		3		—		—
Operating leases obligations	18		13		5		—		—
Purchase obligations	(a	)	(a	)	(a	)	(a	)	(a	)
Other long-term liabilities	—		—		—		—		—

Total	3,127		1,061		1,992		74		—

(a)	Our purchase obligations include long-term contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2004, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under long-term contracts.
Capital Resources
      We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term and short-term debt. We do not depend on the use of off-balance sheet financing arrangements.
      Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income before depreciation and amortization were Won 2,543 billion in 2002, Won 3,564 billion in 2003 and Won 5,381 billion in 2004, and cash proceeds from long-term debt were Won 647 billion in 2002, Won 656 billion in 2003 and Won 280 billion in 2004. Cash proceeds in 2003 included Won 578 billion we raised through the disposition of 1,696,428 shares of SK Telecom to Zeus (Cayman), an exempted company formed with limited liability under the laws of the Cayman Islands. This disposition was effected in conjunction with Zeus (Cayman)’s issuance of notes exchangeable into SK Telecom ADSs, whose notes are fully and unconditionally guaranteed by us. Total long-term debt, including current portion and excluding discount on debentures issued, was Won 4,537 billion as of December 31, 2002, Won 3,989 billion as of December 31, 2003 and Won 3,104 billion as of December 31, 2004.
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
      Our total shareholders’ equity increased from Won 11,820 billion at December 31, 2002 to Won 16,386 billion at December 31, 2004. This growth is attributable primarily to growth in retained earnings.
Liquidity
      Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.” Approximately 33.6% of our sales in 2002, 32.0% of our sales in 2003 and 30.2% of our sales in 2004 were denominated in foreign currencies, of which approximately two-thirds were denominated in Dollars and one-third in Yen and which were derived almost entirely from export sales. As of December 31, 2004, approximately 53.4% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the limited availability and cost of Won-denominated financing in the Republic, which had historically been higher than for Dollar or Yen-denominated financings.
      Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was Won 1,689 billion in 2002, Won 1,299 billion in 2003 and Won 2,265 billion in 2004. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. At December 31, 2004, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.
      We had a working capital (current assets minus current liabilities) surplus of Won 1,695 billion as of December 31, 2002, Won 3,450 billion as of December 31, 2003 and Won 5,493 billion as of December 31, 2004. As of December 31, 2004, we had unused credit lines of approximately Won 1,331 billion out of total available credit lines of Won 632 billion. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.
      The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,

	2002		2003		2004

	(in billions of Won)
Cash and cash equivalents, net of government grants	W	267	W	593	W	486
Short-term financial instruments		258		695		641
Trading securities		1,192		1,321		2,690
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		1,740		2,308		3,094
Inventories		1,671		2,068		3,066
      Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months.
      The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,

	2002		2003		2004

	(in billions of Won)
Trade accounts and notes payable	W	690	W	917	W	1,082
Short-term borrowings		588		732		658
Income tax payable		415		573		1,087
Current portion of long-term debt, net of discount on debentures issued		1,320		1,021		1,046
      In January 2000, we reduced our period for payment of accounts receivable for all customers from a range of 70 days to 80 days to a range of 30 days to 60 days. We do not believe that these changes in the credit terms for our customers has had or will have a material effect on our cash flows.

Capital Expenditures and Capacity Expansion
      Our capital expenditures for 2002, 2003 and 2004 amounted to Won 1,689 billion, Won 1,299 billion and Won 2,265 billion, respectively.
      Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. Our total capital expenditures are estimated to be approximately Won 4,100 billion in 2005. The following table sets out the major items of our capital expenditures currently in progress:

			Estimated Remaining
			Cost of Completion
	Expected	Total Cost of	as of December 31,
Project	Completion Date	Project	2004

	(In billions of Won)
Pohang Works:
Construction of FINEX demonstration plant	December 2006	553	534
Extension of coke plant	September 2007	300	300
Rationalization of silicon steel mill (level 2)	March 2007	299	299
Second relining of no. 3 blast furnace	May 2006	264	264
Replacement of no. 2 hot rolled mill	June 2006	256	239
Replacement of no. 2 plate mill	November 2005	208	155
Installation of rolling equipment at no. 2 hot rolled mill	June 2006	154	154
Gwangyang Works:
Construction of LNG terminal	June 2005	285	33
Installation of no. 5 continuous galvanizing line	October 2005	280	80
Installation of no. 6 continuous galvanizing line	June 2006	217	217
First relining of no. 2 blast furnace	May 2005	173	173
Installation of no. 3 and no. 4 coke dry quenching facility	August 2005	151	22
Significant Changes in Korean GAAP
      In February 2004, the Korean Accounting Standards Boards issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 15, “Equity Investment.” This statement provides clarification that our proportionate unrealized profit arising from sales by us to equity method investees, sales by the equity method investees to us or sales between equity method investees should be eliminated. SKFAS No. 15 amends Interpretation No. 42-59 which prescribes that unrealized profit arising from sales by us to equity method investees should be fully eliminated. Under SKFAS No. 15, we also assess the potential impairment of investment securities in accordance with the accounting standards on impairment loss, when there is objective evidence. The provisions of this standard are effective prospectively for equity investments beginning on or after December 31, 2004. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.
      In June 2004, the Korea Accounting Standards Board issued SKFAS No. 16, “Accountings for income taxes.” SKFAS No. 16 provides clarification that deferred income tax on gain and losses on valuation of available-for-sale securities should be recognized. Under this statement, any changes in deferred income tax arising on initial classification of the equity component should be reflected in equity. SKFAS No. 16 amends SKFAS Interpretation No. 45-52 which does not require recognition of the aforementioned deferred income tax. In accordance with the nature of the equity component, accounting treatment should be provided based on the component’s applicable guidance. The provisions of this standard are effective prospectively for available-for-sale securities beginning on or after December 31,

2004. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.
      In October 2004, the Korea Accounting Standards Board issued SKFAS No. 17, “Provision for Liabilities and Contingencies.” SKFAS No. 17, which clarifies pre-KASB standard of Article 74, “Contingencies,” states that if the difference between nominal value and present value of provision for liabilities is considered material, expected expenses for performing duty should be valued at present value. Provision for liabilities should be used only for the intended purpose at initial recognition. The provisions of this standard are effective prospectively for liabilities beginning on or after December 31, 2004. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.
U.S. GAAP Reconciliation
      Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 33 of Notes to Consolidated Financial Statements.
      We recorded net income under U.S. GAAP of Won 3,460 billion in 2004 compared to net income of Won 1,997 billion in 2003 and Won 1,018 billion in 2002 primarily due to the factors discussed in “— Operating Results.” Our net income under U.S. GAAP of Won 3,460 billion in 2004 is 9.3% lower than our net income under Korean GAAP of Won 3,814 billion. See Note 33(a) of Notes to Consolidated Financial Statements.
Recent Accounting Pronouncements in U.S. GAAP
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, “Inventory Costs — an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial position or result of operations.
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 amends and clarifies accounting for exchanges of nonmonetary assets under Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”). APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We do not expect the adoption of this statement to have a material impact on our financial position or result of operations.
Item 5C.     Research and Development, Patents and Licenses, Etc.
      We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. At December 31, 2004, we employed a total of 169 researchers, including 126 with doctoral degrees.
      In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. At December 31, 2004, the Technical Research Laboratory employed a total of 528 researchers, including 176 with doctoral degrees.
      We recorded research and development expenses of Won 161 billion as cost of goods sold in 2002, Won 199 billion in 2003 and Won 206 billion in 2004, as well as research and development expenses of Won 41 billion as selling and administrative expenses in 2002, Won 57 billion in 2003 and Won 71 billion in 2004. In addition, we made donations to educational foundations supporting basic science and technology research, amounting to Won 38 billion in 2002, Won 39 billion in 2003 and Won 40 billion in 2004. We also donated Won 3 billion to Pohang University of Science & Technology, a university founded by us, in 2002 and an additional Won 2 billion in 2003 and Won 32 billion in 2004. See Note 24 of Notes to Consolidated Financial Statements.
      Our research and development program has developed over two thousand patents and three thousand proprietary steel-related processes and technologies through December 31, 2004 and has successfully applied many of these to our manufacturing process.
Item 5D.     Trend Information
      These matters are discussed under Item 5A. and Item 5B. above where relevant.
Item 5E.     Off-balance Sheet Arrangements
      As of December 31, 2002, 2003 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Item 5F.     Tabular Disclosure of Contractual Obligations
      These matters are discussed under Item 5B above where relevant.

Item 6.	Directors, Senior Management and Employees
Item 6A.     Directors and Senior Management
Board of Directors
      Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
      Our board of directors maintains the following six sub-committees:

•	the Director Candidate Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.
      Our board committees are described in greater detail below under “— Item 6C. Board Practices.”
      Our articles of incorporation require that the Standing Directors include one Chairman and one President, each of whom is to serve as a Representative Director. Under the Commercial Code and our articles of incorporation, each of Representative Director is authorized to represent us in activities relating to our business.

Standing Directors
      Our current Standing Directors are:

			Years	Years		Expiration
			as	with		of term
Name	Position	Division	director	POSCO	Age	of office

Lee, Ku-Taek	Chairman and Representative Director	—	15	36	59	February 2007
Kang, Chang-Oh	President and Representative Director	—	10	34	62	February 2006
Ryoo, Kyeong-Ryul	Senior Executive Vice President	General Superintendent, Pohang Works	4	31	57	February 2006
Yoon, Seok-Man	Senior Executive Vice President	Marketing, Corporate Communications and Secretary	2	28	56	February 2007
Lee, Youn	Senior Executive Vice President	Stainless Steel Division Manager, Stainless Steel Raw Materials Procurement Department	1	31	57	February 2008
Chung, Joon-Yang	Executive Vice President	General Superintendent, Gwangyang Works	2	30	57	February 2007
      All Standing Directors are engaged in our business on a full-time basis.

Outside Directors
      Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act of 1962 (the “Securities and Exchange Act”).

					Expiration
			Years as		of term
Name	Position	Principal Occupation	director	Age	of office

Chevalier, Samuel F	Director	Former Vice Chairman, The Bank of New York	9	71	February 2006
Kim, E. Han	Director	Professor, University of Michigan	3	58	February 2008
Park, Young-Ju	Director	Chairman, Eagon Industrial Co., Ltd.	2	64	February 2006
Jun, Kwang-Woo	Director	Vice Chairman, Deloitte Group; Former Vice Chairman, Woori Financial Group	2	55	February 2007
Jones, Jeffrey D	Director	Attorney, Kim & Chang	2	52	February 2007
Suh, Yoon-Suk	Director	Dean of Division of Business Administration, Ewha Woman’s University	2	50	February 2006
Park, Won-Soon	Director	Executive Director, Beautiful Foundation	2	49	February 2007
Sun, Wook	Director	Former President & CEO, Samsung Human Resources Development Center	1	60	February 2008
Ahn, Charles	Director	Former President & CEO, AhnLab, Inc.	1	43	February 2008
      Each director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year ending on or before the third anniversary of the commencement of such director’s tenure.

Senior Management
      In addition to the Standing Directors who are also our executive officers, we have the following executive officers:

			Years with
Name	Position	Division	POSCO	Age

Kim, Dong-Jin	Senior Executive Vice President	POSCO China President	31	58
Cho, Sung-Sik	Executive Vice President	Corporate Strategic Planning Dept., Investment Management Dept., India Project Dept., China Project Dept.	31	54
Choi, Jong-Tae	Executive Vice President	Human Resources Dept., Labor and Welfare Dept., MRO Procurement Dept., Plant and Equipment Procurement Dept., General Administration Dept., Outside Services Dept.	31	55
Kim, Sang-Ho	Executive Vice President	Legal Affairs	3	51
Choi, Jong-Doo	Executive Vice President	Cold Rolled Steel Sales Dept., Automotive Flat Panel Sales Dept., Coated Steel Sales Dept.	28	58
Hur, Nam-Suk	Executive Vice President	Technical Research Laboratories, FINEX Research and Development Project Dept., POSTRIP R&D Project Dept.	31	55
Kim, Chang-Ho	Senior Vice President	Education and Training Center	30	58
Oh, Chang-Kwan	Senior Vice President	Marketing Strategy Dept., Market Development Dept., Sales and Production Planning Dept.	28	52
Lee, Jeon-Young	Senior Vice President	Strategic Business Development Dept.	4	51
Kwon, Young-Tae	Senior Vice President	Coal Procurement Dept., Iron Ore Procurement Dept., Steel Raw Material Procurement Dept. Stainless Steel Raw Material Procurement Dept.	30	54
Chang, Hyun-Shik	Senior Vice President	LNG Project Dept.	5	54
Kwon, Oh-Joon	Senior Vice President	European Union Office	19	54
Chung, Dong-Hwa	Senior Vice President	Deputy General Superintendent, Gwangyang Works	29	53
Kim, Jin-Il	Senior Vice President	Innovation Strategy Planning Dept., Process Standardization Dept., Information System Dept.	30	52
Lee, Dong-Hee	Senior Vice President	Finance Dept., Finance Management Dept.	28	55
Lee, Sang-Young	Senior Vice President	Deputy General Superintendent, Gwangyang Works	27	55
Sung, Hyun-Uck	Senior Vice President	Deputy General Superintendent, Pohang Works	29	55
Park, Han-Yong	Senior Vice President	Corporate Ethics Dept., Audit Dept.	27	54
Chung, Keel-Sou	Senior Vice President	President of Zhangjiagang POSCO Stainless Steel	30	55

			Years with
Name	Position	Division	POSCO	Age

Ha, Sang-Wook	Senior Vice President	Technology Development Dept., Knowledge Asset Dept., Environment & Energy Dept.	30	52
Kim, Sang-Young	Senior Vice President	Corporate Communication Dept.	19	53
Lee, Young-Suk	Senior Vice President	Stainless Steel Strategy Dept., Stainless Steel Sales Dept.	28	54
Kim, Sang-Myun	Senior Vice President	Deputy General Superintendent, Gwangyang Works	27	54
Lee, Kun-Soo	Senior Vice President	Deputy General Superintendent, Pohang Works	26	52
Park, Kee-Young	Senior Vice President	Wire Rod Sector Manager, Hot Rolled Steel Sales Dept., Plate and Wire Rod Sales Dept.	29	53
Lee, Kyu-Jeong	Senior Vice President	Hot Rolling Sector Manager, Production Order and Process Dept., Product Technology Dept., Small Lot Improvement Mega Y Project Dept.	27	53
Jang, Byung-Ki	Senior Vice President	MRO Procurement Dept., Plant and Equipment Procurement Dept.	27	54
Won, Jong-Hai	Vice President	President, Qingdao Pohang Stainless Steel Co., Ltd.	28	53
Kim, Tae-Man	Vice President	Human Resources Dept., Labor and Welfare Dept.	27	51
Cho, Jun-Gil	Vice President	Deputy General Superintendent, Pohang Works, Electrical Steel Sector Manager	28	53
Yoo, Kwang-Jae	Vice President	Stainless Steel Production and Technology	27	53
Yoon, Yong-Chul	Vice President	Deputy General Superintendent, Pohang Works	28	52
Cho, Noi-Ha	Vice President	Deputy General Superintendent, Gwangyang Works, Cold Rolling Sector Manager, TWB Project Dept., Automotive Steel Mega Y Project Dept., Hydroforming Project Dept.	28	52
Yoon, Yong-Won	Vice President	Iron and Steelmaking Facilities Investment Planning Dept., Rolling Facilities Investment Planning Dept.	27	53
Item 6B.     Compensation
Compensation of Directors and Officers
      We pay our Standing Directors salaries and bonuses as determined by shareholder resolutions. We may pay expenses incurred by our Outside Directors in the performance of their services. We may also pay our Outside Directors salaries if our shareholders resolve to do so. In addition, all executive officer compensation is approved by the Evaluation and Compensation Committee. The aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and executive officers was approximately Won 12.4 billion in 2004 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 2.7 billion in 2004.

      We have also granted stock options to our Directors and some of our executive officers. See “— Item 6E. Share Ownership” for a list of stock options granted to our Directors and executive officers.
Item 6C.     Board Practices
Director Candidate Recommendation Committee
      The Director Candidate Recommendation Committee comprises three Outside Directors, Kwang-Woo Jun (committee chair), Wook Sun and Charles Ahn, and one Standing Director, Seok-Man Yoon. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the committee.
Evaluation and Compensation Committee
      The Evaluation and Compensation Committee comprises four Outside Directors, Yoon-Suk Suh (committee chair), Samuel F. Chevalier, Young-Ju Park and Won-Soon Park. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and incentive compensation for Directors and executive officers and executing such plans, as well as policies regarding our employee stock ownership plan.
Finance and Operation Committee
      The Finance and Operation Committee is comprised of three Outside Directors, Young-Ju Park (committee chair), Kwang-Woo Jun and Charles Ahn, and two Standing Directors, Seok-Man Yoon and Youn Lee. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.
Executive Management Committee
      The Executive Management Committee comprises six Standing Directors: Ku-Taek Lee (committee chair), Chang-Oh Kang, Kyeong-Ryul Ryoo, Seok-Man Yoon, Youn Lee and Joon-Yang Chung. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.
Audit Committee
      Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.
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
Insider Trading Committee
      The Insider Trading Committee is comprised of four Outside Directors, E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.
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

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Director Independence
Independent directors must comprise a majority of the board	Our articles of incorporation provide that our board of directors must comprise no less than a majority of Outside Directors. Our Outside Directors must meet the criteria for outside directorship set forth under the Securities and Exchange Act of Korea.
The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 9 out of 15 directors are Outside Directors.
Nomination/ Corporate Governance Committee
Listed companies must have a nomination/ corporate governance committee composed entirely of independent directors	We have not established a separate nomination/ corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Standing Director.
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors	We maintain an Evaluation and Compensation Committee composed of four Outside Directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act	We maintain an Audit Committee comprised of four Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan	We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an Employee Stock Ownership Program. All material matters related to the granting stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at www.posco.co.kr.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.co.kr.
Item 6D.     Employees
      At December 31, 2004, we had 27,919 employees, including 8,524 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 27,415 employees, including 8,042 persons employed by our subsidiaries, as of December 31, 2003 and 27,100 employees, including 7,931 persons employed by our subsidiaries, as of December 31, 2002. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.
      We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. At December 31, 2004, only 23 of our employees were members of the POSCO labor union.

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
      At December 31, 2004, our employees owned approximately 1.8% of our common stock through an employee stock ownership association.
Item 6E.     Share Ownership
Common Stock
      The persons who are currently our Directors or executive officers held, as a group, 7,768 common shares as of December 31, 2004, the most recent date for which this information is available. The table below shows the ownership of our common shares by Directors and executive officers.

Shareholders	Number of common shares owned

Chang-Oh Kang	5,203
Chang-Kwan Oh	770
Keel-Sou Chung	708
E. Han Kim	400
Jin-Il Kim	190
Hyun-Shik Chang	107
Young-Suk Lee	105
Dong-Hwa Chung	53
Byung-Ki Jang	52
Sang-Wook Ha	40
Sang-Young Kim	40
Kun-Soo Lee	40
Oh-Joon Kwon	19
Kyung-Ryul Ryoo	17
Han-Yong Park	12
Youn Lee	2
Dong-Jin Kim	2
Jong-Doo Choi	2
Nam-Suk Hur	2
Chang-Ho Kim	2
Kee-Yeoung Park	2

Total	7,768

Stock Options
      The following table sets forth information regarding the stock options we have granted to our Directors and executive officers, as well as those of our subsidiaries, as of December 31, 2004. With respect to all of the options granted, we may elect either to issue shares of common stock, distribute treasury stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted and within seven years from the second anniversary of the issuance of such options. All of the stock options below relate to our common stock.

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Ku-Taek Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	45,184	0	45,184
	July 23, 2004	7/24/2006	7/23/2011	151,700	49,000	0	49,000
Chang-Oh Kang	July 23, 2001	7/24/2003	7/23/2008	98,900	18,074	0	18,074
	April 26, 2003	4/27/2005	4/26/2010	102,900	4,802	0	4,802
	July 23, 2004	7/24/2006	7/23/2011	151,700	24,500	0	24,500
Kyeong-Ryul Ryoo	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	3,000	6,037
	April 26, 2003	4/27/2005	4/26/2010	102,900	4,802	0	4,802
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	0	4,900
Seok-Man Yoon	September 18, 2002	9/19/2004	9/18/2009	116,100	11,179	0	11,179
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Youn Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	0	9,037
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	0	1,921
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Joon-Yang Chung	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	0	9,316
Samuel F. Chevalier	July 23, 2001	7/24/2003	7/23/2008	98,900	2,305	0	2,305
E. Han Kim	April 26, 2003	4/27/2005	4/26/2010	102,900	2,401	0	2,401
Young-Ju Park	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Kwang-Woo Jun	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Jeffrey D. Jones	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Yoon-Suk Suh	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Dong-Jin Kim	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	0	9,037
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	0	1,921
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Sung-Sik Cho	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	0	9,037
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	0	1,921
Jong-Tae Choi	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	0	9,037
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	0	1,921
Jong-Doo Choi	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	0	9,316
Chang-Ho Kim	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	0	9,315
Nam-Suk Hur	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	0	9,316
Chang-Kwan Oh	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	0	9,316
Jeon-Young Lee	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	0	9,316
Young-Tae Kwon	September 18, 2002	9/19/2004	9/18/2009	116,100	9,316	0	9,316
Hyun-Shik Chang	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604
Oh-Joon Kwon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Dong-Hwa Chung	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604
Jin-Il Kim	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604
Dong-Hee Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604
Sang-Young Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604
Hyun-Uck Sung	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604
Han-Yong Park	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	0	9,604
Keel-Sou Chung	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Wook Ha	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Young Kim	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Young-Suk Lee	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Myun Kim	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kun-Soo Lee	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kee-Yeoung Park	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kyu-Jeong Lee	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Byung-Ki Jang	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800

Item 7.	Major Shareholders and Related Party Transactions

Item 7A.	Major Shareholders
      The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2004.

	Number of
Shareholders	Shares Owned	Percentage

National Pension Corporation	3,084,186	3.54%
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	2,475,000	2.84
Directors and executive officers as a group	7,768	0.00
Public(1)	72,455,400	83.10
POSCO (held in the form of treasury stock)	5,771,161	6.62
POSCO (held through treasury stock fund)	912,010	1.05

Total issued shares of common stock	87,186,835	100.00%

(1)	Includes 25,326,486 shares of common stock, representing 29.05% of the total issued shares of common stock, in the form of ADRs.

Item 7B.	Related Party Transactions
      We have issued guarantees of Won 403 billion as of December 31, 2002, Won 425 billion as of December 31, 2003 and Won 443 billion as of December 31, 2004, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. Please see Note 17 of Notes to Consolidated Financial Statements.
      As of December 31, 2002, 2003 and 2004, we had no loans outstanding to our executive officers and Directors.

Item 7C.	Interests of Experts and Counsel
      Not Applicable

Item 8.	Financial Information

Item 8A.	Consolidated Statements and Other Financial Information
      See “Item 18. Financial Statements” and pages F-1 through F-80.
Legal Proceedings

Claim against the Fair Trade Commission
      In December 2000, Hyundai HYSCO requested us to sell hot rolled coils which are necessary in manufacturing cold rolled coils used in the automobile industry to produce car body panels. In response to our refusal to sell hot rolled coils to Hyundai HYSCO, Hyundai Motors announced in January 2001 that it will reduce its purchase of cold rolled products from us. In addition, the Fair Trade Commission began an investigation into a potential anti-competitive action by us.
      On April 12, 2001, the Fair Trade Commission determined that we were involved in anti-competitive action by refusing to sell our hot rolled coils to Hyundai HYSCO. In addition to issuing a suspension order, the Fair Trade Commission imposed on us a surcharge of Won 1.6 billion. We brought a claim against the Fair Trade Commission but the Seoul High Court rendered its decision against us in August 2002. We appealed to the Supreme Court of Korea in August 2002 and our petition for an injunction against the decision of the Fair Trade Commission was granted in October 2002 in our favor. We cannot predict the ultimate outcome of our appeal.

Anti-dumping and Countervailing Proceedings and Safeguard Measures
      We have been subject to a number of anti-dumping and countervailing proceedings in the United States and China. The U.S. and China anti-dumping and countervailing proceedings have not had a material adverse effect on our business and operations. However, there can be no assurance that further increases in or new imposition of countervailing duties, dumping duties, quotas or tariffs on our sales in the United States or China may not have a material adverse effect on our exports to these regions in the future. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports.”
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

      The table below sets out the dividends declared on our common stock to the holders of record at December 31 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2004. Of these shares, 80,503,664 shares were outstanding and 5,771,161 shares were held by us in treasury and 912,010 shares were held through our treasury stock fund. The dividends set out for each of the years below were paid in the immediately following year. The Dollar figures set out below are based on the exchange rates at each payment date.

Period

	Cash Dividends
	per Share of
	Common Stock

2000	W	2,500	$1.97
2001		2,500	1.90
2002		3,500	2.95
2003		6,000	5.10
2004		8,000	7.73
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
Market Price Information

Notes
      Our 7% notes due 2006 are traded in the over-the-counter market. Sales prices for the notes are not regularly reported on any exchange or other quotation service.

Common Stock
      The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the Stock Market Division of the Korea Exchange since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock since January 1, 2000.

	Price
			Average Daily
	High	Low	Trading Volume

			(number of shares)
	(in Won)
2000
First Quarter	149,500	99,800	517,296
Second Quarter	116,000	80,000	442,389
Third Quarter	93,500	75,100	307,953
Fourth Quarter	81,500	58,000	403,766

	Price
			Average Daily
	High	Low	Trading Volume

			(number of shares)
	(in Won)
2001
First Quarter	104,000	76,500	343,509
Second Quarter	118,000	85,000	240,070
Third Quarter	104,000	74,000	179,392
Fourth Quarter	81,500	127,000	259,027
2002
First Quarter	117,500	160,000	303,579
Second Quarter	139,000	133,500	323,772
Third Quarter	130,000	309,501	106,500
Fourth Quarter	130,500	103,500	257,180
2003
First Quarter	133,000	92,400	339,182
Second Quarter	127,000	97,500	300,224
Third Quarter	152,500	123,500	310,936
Fourth Quarter	163,000	345,274	131,500
2004
First Quarter	181,000	156,000	312,764
Second Quarter	177,000	131,000	413,523
Third Quarter	184,000	145,000	241,698
Fourth Quarter	203,000	163,000	287,645
2005
First Quarter	225,500	176,500	290,773
January	190,000	176,500	247,001
February	221,500	182,500	306,306
March	225,500	197,000	320,554
Second Quarter (through June 27)	203,000	174,508	300,722
April	203,000	179,500	313,528
May	188,000	174,580	316,581
June (through June 27)	187,000	178,000	320,281

ADSs
      Our common stock is also listed on the New York Stock Exchange and the London Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2004, 101,305,944 ADSs were outstanding, representing 25,326,486 shares of common stock. The outstanding ADSs, each of which represents one-fourth of one share of our common stock, are listed on the New York Stock Exchange and the London Stock Exchange.

      The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2000.

	Price
			Average Daily
	High	Low	Trading Volume

			(number of ADSs)
	(in US$)
2000
First Quarter	43.00	23.75	475,862
Second Quarter	26.25	19.19	509,135
Third Quarter	23.88	17.88	495,173
Fourth Quarter	18.19	14.06	578,037
2001
First Quarter	22.39	17.75	384,677
Second Quarter	22.80	17.10	378,273
Third Quarter	18.83	13.60	260,559
Fourth Quarter	24.21	15.91	261,502
2002
First Quarter	29.25	22.41	375,578
Second Quarter	30.64	23.50	354,997
Third Quarter	29.52	21.30	354,083
Fourth Quarter	27.40	21.20	268,748
2003
First Quarter	28.66	18.46	324,841
Second Quarter	26.55	19.26	334,283
Third Quarter	32.49	26.08	262,191
Fourth Quarter	33.97	28.98	469,815
2004
First Quarter	38.43	33.55	578,866
Second Quarter	39.50	27.26	1,013,306
Third Quarter	40.50	32.47	729,723
Fourth Quarter	48.49	35.99	764,192
2005
First Quarter	55.65	41.16	866,448
January	45.60	41.46	823,705
February	55.08	44.43	785,057
March	55.65	47.06	975,595
Second Quarter (through June 27)	50.17	43.11	796,125
April	50.17	44.29	946,523
May	48.09	43.11	788,967
June (through June 27)	46.90	43.70	640,379

Item 9B.     Plan of Distribution
      Not Applicable
Item 9C.     Markets
The Korean Securities Market
      The Korea Stock Exchange began its operations in 1956. On January 27, 2005, the Korea Exchange was established pursuant to the Korea Exchange Act through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc. (the “KOSDAQ”) and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. The Stock Market Division of the Korea Exchange (formerly the Korea Stock Exchange) has a single trading floor located in Seoul. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were the members of the Korea Stock Exchange or the Korea Futures Exchange and (ii) the stockholders of the KOSDAQ.
      The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.
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
      The Korea Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every thirty seconds, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.
      Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Average	Price
					Dividend	Earnings
	Opening	High	Low	Closing	Yield(1)(3)	Ratio(2)(3)

					(percent)
1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8

					Average	Price
					Dividend	Earnings
	Opening	High	Low	Closing	Yield(1)(3)	Ratio(2)(3)

					(percent)
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	18.6
2001	520.95	704.50	468.76	693.70	2.0	14.2
2002	724.95	937.61	584.04	627.55	1.4	17.8
2003	635.17	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005 (through June 27)	896.00	1,023.34	866.17	999.11	2.5	—

Source: The Stock Market Division of the Korea Exchange.

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received disqualified opinions from external auditors.
      Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.
      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Stock Market Division of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Rounded Down
Previous Day’s Closing Price (Won)	To (Won)

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000
      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.
      Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Item 10E. Taxation — Korean Taxation.”
      The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value

	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,506,685
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003	684	355,362,626	298,123,294	385,852	2,026,774	1,700,314
2004	683	412,588,139	396,338,269	372,895	2,232,109	2,138,445
2005 (through June 27)	679	460,342,240	454,703,912	439,159	2,456,361	2,426,475

Source: The Stock Market Division of the Korea Exchange.

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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
Further Opening of the Korean Securities Market
      A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Stock Market Division of the Korea Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.
      Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.
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
      Currently, foreigners are permitted to invest in certain securities including shares of all Korean companies which are not listed on the Stock Market Division of the Korea Exchange and in bonds which are not listed.
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
      When a customer places a sell order with a securities company which is not a member of the Korea Exchange and this securities company places a sell order with another securities company which is a member of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company. Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

      Under the Securities and Exchange Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member.
      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the Depositor Protection Act with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.
Item 9D.     Selling Shareholders
      Not Applicable

Item 9E.	Dilution
      Not Applicable

Item 9F.	Expenses of the Issuer
      Not Applicable

Item 10.	Additional Information

Item 10A.	Share Capital
      Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2004, 87,186,835 Common Shares were issued, of which 5,771,161 shares were held by us in treasury and an additional 912,010 shares were held by our treasury stock fund. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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
      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2004, approximately 3.4% of the outstanding Shares were held by members of our employee stock ownership association.
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
Rights of Dissenting Shareholders
      In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. To exercise this right, shareholders, including holders of Non-Voting Shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Korea Exchange for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily Share price on the Korea Exchange for the one week period before such date of the adoption of the relevant resolution. However, the FSC may adjust this price if we or holders of 30% or more of the Shares we are obligated to purchase do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.
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
      Under the Securities and Exchange Act, we must file with the FSC and the Korea Exchange (1) an annual securities report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Exchange.
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
      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trading companies and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “Item 10. Additional Information — Item 10D. Exchange Controls.”
      Our transfer agent is Kookmin Bank, located at 24-3, Yoido-dong, Youngdungpo-gu, Seoul, Korea.
Acquisition of Shares by Us
      We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares through purchases on the Korea Exchange or through a tender-offer. In addition, we may acquire interests in our own Shares through agreements with trust companies and asset management companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends, subject to certain procedural requirements.
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
Reporting Requirements for Holders of Substantial Interests
      Any person whose direct or beneficial ownership of shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, the “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status and the purpose (whether or not to exert an influence on management control over the issuer) of the holdings to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Exchange within five business days from the date of the change.
      Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of non-reported Equity Securities.
      In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a company’s shares accounts for 10% or more of the total issued and outstanding shares (a “major stockholder”) must report the status of his or her shareholding to the Korea Securities Futures Commission and the Korea Exchange within ten days after he or she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the Korea Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.
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

Restrictions Applicable to Shares
      Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange, except in limited circumstances, including, among others:

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
      For over-the-counter transactions of shares between foreigners outside the Korea Exchange with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares which are subject to a foreign ownership limit.
      The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Exchange (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the FSS will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.
      Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.
      Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.
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

Note

Taxation of Interest
      Under current Korean tax laws, when we make payments of interest to you on the notes, no amount will be withheld from such payments for, or on account of, any income taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains
      Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note if (i) you transfer the note to another non-resident (other than to such transferee’s permanent establishment in Korea) or (ii) you transfer the note to a resident or a non-resident of Korea (regardless of whether the transferees have a permanent establishment in Korea) by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the note outside Korea is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of, subject to the production of satisfactory evidence of the acquisition cost of, and certain direct transaction costs attributable to the disposal of, the relevant notes, 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits.

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
      With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Exchange if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.
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
      Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, according to a recent tax ruling issued in 2004 by the Korean tax authority regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates, the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it raises the question of whether depositary shares (such as ADSs) should be viewed as underlying shares for capital gains tax purposes. If so, exemptions afforded under Korean domestic tax law to capital gains from transfer of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfer of the underlying shares would apply. Under an applicable exemption, capital gains from transfer of ADSs would be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on the securities market overseas that is similar to the Stock Market Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition (i) above.
      If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “— Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

Securities Transaction Tax
      If you transfer shares of common stock on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.
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
      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.
      Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions
      For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

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

      Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.
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
      We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities, and to changes in the commodity prices of principal raw materials and the market value of our equity investments. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, which minimizes the risk of credit loss. The activities of our finance division are subject to policies approved by our senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments for hedging purposes. From time to time, we may also enter into derivative financial contracts for trading purposes.

Exchange Rate Risk
      Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of our exports are denominated in Dollars. Japan is also an important market for us, and we derive significant cash flow denominated in Yen. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, which represent a substantial sum and are mostly denominated in Dollars, relate primarily to imported raw material costs and freight costs. Foreign currency denominated liabilities relate primarily to foreign currency denominated debt. We use, to a limited extent, cross-currency interest rate swaps to reduce our exchange rate exposure with respect to foreign currency denominated debt. Under cross-currency interest rate swaps, we typically agree with the other parties to exchange, at the maturity date, a fixed amount denominated in one currency with a fixed amount denominated in another currency. Until the maturity date, we agree to exchange interest payments, at specified intervals, calculated based on different interest rates for each currency. We also use, to a limited extent, currency forward contracts to purchase Dollars to reduce our exchange rate exposure. Under currency forward contracts, we typically agree with the other parties to exchange, at the maturity date, a fixed amount denominated in Dollars with an amount denominated in Yen or Won at fixed exchange rate.
      As of December 31, 2004, we had entered into one currency swap contract and four currency forward contracts. Our aggregate net valuation gain of above contracts was approximately Won 6.9 billion and net transaction gain was Won 6.8 billion in 2004. We may incur losses under our existing swap transactions or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.
Interest Rate Risk
      We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2004, we did not have any outstanding interest rate swap contract.

      The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2004 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities

							December 31, 2004		December 31, 2003

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value	Total	Fair Value

	(In millions of Won except rates)
Local currency:
Fixed rate	898,894	519,358	73,120	72,675	2,099	2,003	1,568,148	1,613,304	1,972,944	2,014,015
Average weighted rate(1)	6.16%	6.54%	6.21%	5.81%	3.86%	3.95%	6.27%	—	5.82%	—
Variable rate	—	—	—	—	—	—	—	—	—	—
Average weighted rate(1)	—	—	—	—	—	—	—	—	—	—

Sub-total	898,894	519,358	73,120	72,675	2,099	2,003	1,568,148	1,613,304	1,972,944	2,014,015

Foreign currency, principally Dollars and Yen:
Fixed rate	768,906	657,063	51,564	582,366	15,893	40,714	2,116,505	2,152,279	2,506,588	2,576,839
Average weighted rate(1)	3.42%	4.01%	2.95%	0.25%	2.94%	2.66%	2.70%	—	3.06%	—
Variable rate	35,666	9,172	9,172	9,172	9,172	4,586	76,941	76,941	245,275	245,275
Average weighted rate(1)	3.71%	3.59%	3.59%	3.59%	3.59%	3.59%	3.65%	—	2.82%	—

Sub-total	804,572	666,235	60,736	591,538	25,065	45,300	2,193,447	2,229,221	2,751,863	2,822,114

Total	1,703,466	1,185,593	133,857	664,213	27,164	47,302	3,761,595	3,842,525	4,724,807	4,836,129

(1)	Weighted average rates of the portfolio at the period end.
Commodity Price Risk
      We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2004, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under long-term supply contracts. We generally do not use commodity derivatives to manage our commodity price risks. As of December 31, 2004, we had entered into one nickel forward contract, which recorded net transaction loss of Won 3 billion in 2004.
Equity Price Risk
      We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. We currently hold a 4.98% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2003) and a 2.2% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

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
American Depositary Receipts
      The ADR depositary will execute and deliver the ADRs evidencing the ADSs. Each ADS will represent one-fourth of one share of our common stock or the right to receive one-fourth of one share of our common stock. All shares of our common stock deposited or deemed deposited under the deposit agreement and any other securities, cash or other property held under the deposit agreement shall be referred to as “Deposited Securities.” We will deposit Deposited Securities with Korea Securities Depository in Seoul, Korea (the “Custodian”), an agent of the ADR depositary. An ADR may represent any number of ADSs. You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
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
      The shares of common stock underlying the ADRs will be held in scripless form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares through the book-entry settlement system of the Custodian. The delivery of shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate and will deliver an ADR or ADRs for those ADSs at its Corporate Trust Office to the persons you designate. The ADR depositary and the Custodian will refuse to accept shares of common stock for deposit whenever we restrict transfers of shares to comply with ownership restrictions under applicable law or our articles of incorporation, whenever the deposit would result in any violation of our articles of incorporation or applicable law, or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. See “Item 10. Additional Information — Item 10D. Exchange Controls — Restrictions Applicable to Common Stock.”

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
      Before making a distribution, the ADR depositary will deduct any withholding taxes that must be paid. See “Item 10. Additional Information — Item 10E. Taxation — Korean Taxation.” If the exchange rates fluctuate during a time when the ADR depositary cannot convert the Won, you may lose some or all of the value of the distribution.
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
      We may restrict transfers of the shares of common stock where the transfer might result in ownership of shares of common stock exceeding the limits under our articles of incorporation and applicable law. See “Item 10. Additional Information — Item 10D. Exchange Controls — Restrictions Applicable to Common Stock.” We may also restrict transfers of the ADSs where the transfer may cause the total number of shares of common stock represented by the ADSs beneficially owned by a single ADR holder or beneficial owner of ADRs, taken together with all other shares of common stock beneficially owned by the ADR holder or beneficial owner, including shares of common stock beneficially owned by affiliated owners, to any limit under our articles of incorporation and applicable law with respect to which we may, from time to time, notify the ADR depositary. We may instruct the ADR depositary to take action with respect to the beneficial ownership of any ADR holder or beneficial owner of ADRs or common stock represented by the ADSs held by such ADR holder or beneficial owner in excess of the limitations, if and to the extent the disposition is permitted by applicable law. See “Item 10. Additional Information — Item 10D. Exchange Controls — Restrictions Applicable to ADSs.”
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
      We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.
      There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
      At our annual general meeting of shareholders in March 2005, our shareholders elected the following four members of the audit committee: E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun. In addition, they determined and designated that Yoon-Suk Suh is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected audit committee, and reaffirmed the determination by our shareholders that Yoon-Suk Suh is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules.

Item 16B.	Code of Ethics
      We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Conduct, applies to our chief executive officer and chief financial officer, as well as to our directors, other officers and employees. Our Code of Conduct is available on our web site at www.posco.co.kr. If we amend the provisions of our Code of Conduct that apply to our chief executive officer or chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C.	Principal Accountant Fees and Services
Audit and Non-Audit Fees
      The following table sets forth the fees billed to us by our independent auditors, Samil PricewaterhouseCoopers, during the fiscal years ended December 31, 2003 and 2004:

	Year Ended December 31,

	2003	2004

	(In millions of Won)
Audit fees	W2,116	W1,006
Audit-related fees	137	46
Tax fees	62	72
Other fees	68	—

Total fees	W2,383	W1,124

      Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, in connection with the audit of our annual financial statements and the annual financial statements of POSCO Canada Ltd. and review of interim financial statements. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.
      Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers for due diligence service related to an acquisition project, accounting advisory service on consolidation and general consultation on financial accounting and reporting standards.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2004:

			Total Number of	Maximum Number
		Average Price Paid	Shares Purchased as	of Shares that May
	Total Number of	Per Share (in	Part of Publicly	Yet Be Purchased
Period	Shares Purchased	Won)	Announced Plans	Under the Plans

January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	581,320	W160,393	581,320	1,198,000
September 1 to September 30	940,420	175,377	940,420	257,580
October 1 to October 31	257,580	180,696	257,580	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	1,779,320	W171,252	1,779,320	—

PART III

Item 17.	Financial Statements
      Not Applicable

Item 18.	Financial Statements
Item 19.     Exhibits

1.1	—	Articles of incorporation of POSCO (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)*
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of subsidiaries of POSCO
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of POSCO
      We have audited the accompanying consolidated balance sheets of POSCO and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of Korea.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.
Samil PricewaterhouseCoopers
Seoul, Republic of Korea
March 5, 2005
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

POSCO and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

					(Note 2)

	2004		2003		2004

	(in millions of Korean Won and
	thousands of US Dollar)
ASSETS
Current assets
Cash and cash equivalents, net of government grants (Notes 3 and 27)	W	486,370	W	592,602	$469,877
Short-term financial instruments (Notes 3 and 27)		640,988		695,169	619,253
Trading securities (Note 4)		2,689,593		1,321,301	2,598,390
Current portion of held-to-maturity securities (Note 7)		13,769		250,481	13,302
Current portion of available-for-sales securities (Note 7)		141,573		—	136,773
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 13, 27 and 28)		3,093,511		2,308,445	2,988,611
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27 and 28)		163,118		95,564	157,587
Inventories (Notes 6 and 29)		3,065,521		2,068,371	2,961,570
Other current assets, net of allowance for doubtful accounts (Note 11)		193,373		289,665	186,813

Total current assets		10,487,816		7,621,598	10,132,176
Property, plant and equipment, net (Notes 8, 13, 14 and 29)		10,440,291		9,845,777	10,086,263
Investment securities (Notes 7, 27 and 29)		2,345,076		2,318,830	2,265,556
Intangible assets, net (Notes 9 and 29)		496,315		474,496	479,485
Long-term loans, net of allowance for doubtful accounts and present value discount (Notes 5, 27, 28 and 29)		81,496		82,877	78,732
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27 and 29)		36,094		43,665	34,870
Deferred income tax assets (Notes 25 and 29)		54,157		43,324	52,320
Guarantee deposits (Notes 27 and 29)		41,424		31,067	40,019
Long-term financial instruments (Notes 3, 27 and 29)		1,706		18,002	1,648
Other long-term assets, net of allowance for doubtful accounts and present value discount (Notes 11 and 29)		144,585		288,913	139,683

Total assets	W	24,128,960	W	20,768,549	$23,310,752

POSCO and Subsidiaries
Consolidated Balance Sheets — (Continued)
December 31, 2004 and 2003

	2004		2003		2004

					(Note 2)
	(In millions of Korean Won and
	thousands of US Dollar)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable (Notes 27 and 28)	W	1,082,299	W	917,495	$1,045,598
Short-term borrowings (Notes 12, 27 and 28)		657,541		731,781	635,244
Current portion of long-term debt, net of discount on debentures issued (Notes 12, 13 and 27)		1,046,699		1,020,865	1,011,205
Accrued expenses (Note 27)		391,900		346,186	378,611
Other accounts and notes payable (Notes 27 and 28)		225,680		190,115	218,027
Withholdings (Note 27)		94,285		82,770	91,088
Income tax payable		1,086,971		572,860	1,050,112
Other current liabilities (Note 16)		409,643		309,846	395,754

Total current liabilities		4,995,018		4,171,918	4,825,639
Long-term debt, net of current portion and discount on debentures issued (Notes 13, 27 and 28)		2,050,801		2,952,384	1,981,259
Accrued severance benefits, net (Note 15)		230,367		162,662	222,555
Deferred income tax liabilities (Note 25)		270,641		119,979	261,463
Other long-term liabilities (Note 16)		196,077		112,039	189,428

Total liabilities		7,742,904		7,518,982	7,480,344

Commitments and contingencies (Note 17)
Shareholders’ equity
Common stock, W5,000 par value, authorized 200 million shares: issued and outstanding 87,186,835 shares in 2004 and 88,966,155 shares in 2003 (Note 1)		482,403		482,403	466,045
Capital surplus (Note 18)		3,895,378		3,828,773	3,763,286
Retained earnings (Note 19)		12,851,118		9,875,080	12,415,339
(Net income: W3,814,225 million in 2004 and W1,995,983 million in 2003 and W1,089,288 million in 2002
Losses in excess of minority interest: W13,205 million in 2004 and W3,163 million in 2003 and W2,495 million in 2002)
Capital adjustments, net (Note 20)		(1,150,734)		(1,229,988)	(1,111,713)

		16,078,165		12,956,268	15,532,957

Minority interest
Common stock		147,917		142,678	142,901
Capital surplus and retained earnings		159,974		150,621	154,550

		307,891		293,299	297,451

Total shareholders’ equity		16,386,056		13,249,567	15,830,408

Total liabilities and shareholders’ equity	W	24,128,960	W	20,768,549	$23,310,752

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Income
Year Ended December 31, 2004, 2003 and 2002

							(Note 2)

	2004		2003		2002		2004

	(in millions of Korean Won and thousands of US Dollar,
	except per share amounts)
Sales (Notes 28 and 29)	W	23,973,053	W	17,789,237	W	14,354,918	$23,160,133
Cost of goods sold (Note 28)		17,360,706		13,450,786		11,338,260	16,772,008

Gross profit		6,612,347		4,338,451		3,016,658	6,388,125
Selling and administrative expenses (Note 23)		1,292,927		1,075,470		966,791	1,249,086

Operating income		5,319,420		3,262,981		2,049,867	5,139,039
Non-operating income
Interest and dividend income (Note 28)		141,054		97,233		72,792	136,271
Gain on foreign currency transactions		130,915		84,459		132,276	126,476
Gain on foreign currency translation		177,889		6,415		128,844	171,857
Gain on valuation of trading securities		22,497		6,387		6,366	21,734
Gain on disposal of trading securities		43,012		35,993		49,938	41,553
Gain on valuation of equity method investments (Note 7)		3,505		—		—	3,386
Gain on disposal of property, plant and equipment		13,769		8,061		22,361	13,302
Gain on derivatives transaction (Note 22)		12,452		2,481		13,160	12,030
Gain on valuation of derivatives (Note 22)		9,594		2,849		569	9,269
Gain on recovery of allowance for doubtful accounts		126,861		12,798		—	122,559
Gain on disposal of investments		7,304		11,099		6,454	7,057
Others		139,967		91,602		110,684	135,220

		828,819		359,377		543,444	800,714

Non-operating expenses
Interest expense (Note 28)		192,030		250,319		331,776	185,518
Other bad debt expense		16,229		—		178,476	15,679
Loss on foreign currency transactions		112,343		77,979		96,976	108,533
Loss on foreign currency translation		17,407		118,231		28,768	16,817
Loss on valuation of equity method investments (Note 7)		—		4,523		128,769	—
Donations (Note 24)		169,546		103,191		50,147	163,797
Loss on disposal of property, plant and equipment		29,086		43,217		38,215	28,100
Loss on derivatives transaction (Note 22)		9,332		1,660		3,376	9,015
Loss on valuation of derivatives (Note 22)		2,646		30,781		11,775	2,556
Loss on impairment of investments (Note 7)		94,824		11,516		30,379	91,609
Loss on impairment of property, plant and equipment (Note 8)		72,692		150,750		139,833	70,227
Loss on valuation of inventories		—		4,580		1,178	—
Others		92,581		78,341		46,206	89,442

		808,716		875,088		1,085,874	781,293

Extraordinary income		3,387		—		—	3,273

Net income before income tax expense and minority interest		5,342,910		2,747,270		1,507,437	5,161,733
Income tax expense (Note 25)		1,501,646		730,270		398,305	1,450,726

Net income before minority interest		3,841,264		2,017,000		1,109,132	3,711,007
Minority interest in income of consolidated subsidiaries		27,039		21,017		19,844	26,122

Net income (Note 26)	W	3,814,225	W	1,995,983	W	1,089,288	$3,684,885

Per Share Data (Note 26) (in Korean won and US dollar)
Basic and diluted ordinary income per share	W	47,155	W	24,496	W	13,295	$45.56
Basic and diluted earnings per share		47,185		24,496		13,295	45.58

POSCO AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
Year Ended December 31, 2004, 2003 and 2002

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

POSCO and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity — (Continued)
Year Ended December 31, 2004, 2003 and 2002

	Common Stock
				Capital		Retained		Capital		Minority
	Stock	Amount		Surplus		Earnings		Adjustments		Interest		Total

	(In millions of Korean Won and thousands of US Dollar)
Balance as of January 1, 2004	88,966,155	W	482,403	W	3,828,773	W	9,875,080	W	(1,229,988)	W	293,299	W	13,249,567
Net income for 2004	—		—		—		3,814,225		—		—		3,814,225
Effect of change in percentage of ownership of investees	—		—		1,527		1,167		—		(3,316)		(622)
Dividends	—		—		—		(524,602)		—		(7,107)		(531,709)
Change in losses in excess of minority interest	—		—		—		(10,042)		—		10,042		—
Retirement of treasury stock	(1,779,320)		—		—		(304,711)		—		—		(304,711)
Change in treasury stock	—		—		63,695		—		158,025		—		221,720
Overseas operations translation adjustment	—		—		—		—		(126,552)		(11,905)		(138,457)
Valuation gain on investment securities	—		—		—		—		51,933		97		52,030
Minority interest in income consolidated subsidiaries	—		—		—		—		—		27,039		27,039
Others	—		—		1,383		1		(4,152)		(258)		(3,026)

Balance as of December 31, 2004	87,186,835	W	482,403	W	3,895,378	W	12,851,118	W	(1,150,734)	W	307,891	W	16,386,056

Balance as of January 1, 2004	88,966,155	$466,045	$3,698,940	$9,540,219	$(1,188,279)	$283,353	$12,800,278
Net income for 2004	—	—	—	3,684,885	—	—	3,684,885
Effect of change in percentage of ownership of investees	—	—	1,476	1,127	—	(3,204)	(601)
Dividends	—	—	—	(506,813)	—	(6,866)	(513,679)
Change in losses in excess of minority interest	—	—	—	(9,701)	—	9,701	—
Retirement of treasury stock	(1,779,320)	—	—	(294,379)	—	—	(294,379)
Change in treasury stock	—	—	61,535	—	152,667	—	214,202
Overseas operations translation adjustment	—	—	—	—	(122,260)	(11,501)	(133,761)
Valuation gain on investment securities	—	—	—	—	50,172	93	50,265
Minority interest in income consolidated subsidiaries	—	—	—	—	—	26,122	26,122
Others	—	—	1,335	1	(4,013)	(247)	(2,924)

Balance as of December 31, 2004	87,186,835	$466,045	$3,763,286	$12,415,339	$(1,111,713)	$297,451	$15,830,408

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
Year Ended December 31, 2004, 2003 and 2002

							(Note 2)

	2004		2003		2002		2004

	(In millions of Korean Won and thousands of US Dollar)
Cash flows from operating activities
Net income	W	3,814,225	W	1,995,983	W	1,089,288	$3,684,885

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,567,032		1,568,057		1,453,253	1,513,894
Accrual of severance benefits		192,648		165,018		119,091	186,115
Provision (reversal of allowance) for doubtful accounts		(56,961)		(3,843)		184,887	(55,029)
Unrealized foreign exchange loss (gain)		(165,136)		111,736		(105,716)	(159,536)
Loss (gain) on valuation of trading securities		(22,497)		(5,756)		(6,366)	(21,734)
Loss (gain) on valuation of derivatives, net		(6,948)		27,932		11,206	(6,713)
Loss (gain) on derivatives transaction, net		(3,120)		(821)		(9,784)	(3,015)
Gain on disposal of trading securities and investments, net		(41,594)		(39,738)		(52,713)	(40,184)
Loss on disposal of property, plant and equipment, net		15,317		35,156		15,854	14,798
Loss on valuation of inventories		—		4,580		1,178	—
Loss on impairment of investment securities and property, plant and equipment		72,692		150,750		166,874	70,227
Loss on impairment of assets held for sale		94,824		11,516		3,338	91,609
Loss (gain) on valuation of equity method investments, net		(3,505)		4,523		128,769	(3,386)
Minority interest in income of consolidated subsidiaries		27,039		21,017		19,844	26,122
Stock compensation expense		24,785		18,894		6,497	23,945
Loss on contribution of treasury stock to the association of employee stock ownership		159,897		74,687		—	154,475
Others		27,610		15,862		(2,666)	26,676

		1,882,083		2,159,570		1,933,546	1,818,264

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(869,353)		(502,944)		(151,351)	(839,874)
Decrease (increase) in inventories		(903,532)		(392,255)		69,950	(872,894)
Increase in trade accounts and notes payable		317,983		89,220		151,699	307,200
Decrease (increase) in other accounts and notes receivable		(63,329)		(23,233)		28,938	(61,181)
Increase in other accounts and notes payable		73,813		83,506		11,588	71,310
Increase (decrease) in accrued expenses		52,874		120,087		(61,507)	51,081
Increase in income tax payable		486,198		149,376		271,347	469,711
Deferred income tax, net		137,986		(2,164)		(137,771)	133,307
Payment of severance benefits		(28,346)		(25,045)		(14,469)	(27,385)
Others		45,292		(153,504)		22,081	43,754

		(750,414)		(656,956)		190,505	(724,971)

Net cash provided by operating activities		4,945,894		3,498,597		3,213,339	4,778,178

POSCO and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)
Year Ended December 31, 2004, 2003 and 2002

	2004		2003		2002		2004

							(Note 2)
	(In millions of Korean Won and thousands of US Dollar)
Cash flows from investing activities
Disposal of trading securities	W	10,482,755	W	10,800,373	W	11,547,221	$10,127,287
Acquisition of trading securities		(10,546,422)		(10,881,694)		(12,150,384)	(10,188,795)
Disposal of short-term financial instruments		1,416,087		1,940,605		1,317,099	1,368,067
Acquisition of short-term financial instruments		(1,348,102)		(2,365,200)		(1,140,400)	(1,302,388)
Acquisition of property, plant and equipment		(2,265,074)		(1,298,848)		(1,688,840)	(2,188,265)
Disposal of property, plant and equipment		74,041		69,886		91,238	71,530
Acquisition of available-for-sales securities		(194,344)		(726,766)		(117,790)	(187,754)
Disposal of available-for-sales securities		27,558		234,038		109,523	26,624
Acquisition of other investments		(1,083,445)		(50,986)		(15,051)	(1,046,705)
Proceeds from short-term loans		100,983		45,512		147,650	97,559
Short-term loans provided		(39,864)		(52,401)		(56,910)	(38,512)
Long-term loans provided		(4,665)		(30,192)		(46,162)	(4,507)
Acquisition of intangible assets		(89,739)		(103,828)		(96,676)	(86,696)
Others		90,329		284,232		(46,082)	87,265

Net cash used in investing activities		(3,379,902)		(2,135,269)		(2,145,564)	(3,265,290)

Cash flows from financing activities
Payment of cash dividends		(524,570)		(325,961)		(214,277)	(506,782)
Proceeds from (payment of) short-term borrowings		(13,938)		102,131		(85,565)	(13,464)
Proceeds from long-term debt		280,038		656,071		646,848	270,543
Repayment of current portion of long-term debt		(1,018,064)		(1,314,762)		(1,299,970)	(983,542)
Repayment of long-term debt		(106,558)		(2,129)		(278,086)	(102,944)
Proceeds from sale of minority interest		8,948		4,033		54,107	8,644
Acquisition of treasury stock		(304,712)		(263,351)		(91,143)	(294,379)
Disposal of treasury stock		81,724		43,885		95,187	78,953
Others		(52,589)		53,919		(5,351)	(50,807)

Net cash used in financing activities		(1,649,721)		(1,046,164)		(1,178,250)	(1,593,778)

Effect of exchange rate changes on cash and cash equivalents		(22,267)		9,107		(12,862)	(21,512)

Net decrease in cash and cash equivalents from changes in consolidated subsidiaries		381		—		(16,097)	368

Net increase (decrease) in cash and cash equivalents		(105,615)		326,271		(139,434)	(102,034)
Cash and cash equivalents at the beginning of the year		593,946		267,675		407,109	573,806

Cash and cash equivalents at the end of the year	W	488,331	W	593,946	W	267,675	$471,772

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	W	214,845	W	255,762	W	327,575	$207,560

Cash paid during the year for income tax	W	854,899	W	589,052	W	264,729	$825,910

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

1.	Consolidated Companies
      General descriptions of POSCO, the controlling company, and its controlled subsidiaries (the “Company”), including POSCO Engineering & Construction Co., Ltd. (POSCO E & C) and thirteen other domestic subsidiaries and twenty-three overseas subsidiaries, whose accounts are included in the consolidated financial statements, and sixteen equity method investees, which are excluded from the consolidation, are as follows:

The Controlling Company
      POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons; 13,300 thousand tons at the Pohang mill and 16,700 thousand tons at the Gwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants and one office in Korea, and seven liaison offices overseas. The principal market for POSCO’s products is the domestic market in Korea, while export and overseas sales are concentrated in Japan, China and other countries in the Asia Pacific region.
      Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of W5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002 and July 22, 2003, respectively. In addition, the Company retired 1,779,320 shares of treasury stock on October 19, 2004 in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares were reduced to 87,186,835 from 88,966,155 as of December 31, 2004.
      As of December 31, 2004, POSCO’s shareholders are as follows:

	Number of	Percentage of
	Shares	Shares (%)

National Pension Corporation	3,084,186	3.54
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	2,475,000	2.84
Others	79,146,339	90.77

	87,186,835	100.00

      As of December 31, 2004 and 2003, the shares of POSCO are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Consolidated Subsidiaries
      The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2004.

		Capital		Number of	Number of Shares			Percentage of		Percentage of
		(In millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean Won)(1)		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Domestic:
POSCO E & C (POSEC)	Engineering and construction	W	788,126	30,000,000	27,281,080	—	27,281,080	90.94	Pohang	—
Posteel Co., Ltd.	Steel sales and service		274,282	18,000,000	17,155,000	—	17,155,000	95.31	Pohang	—
POSCON Co., Ltd.	Electronic control devices manufacturing		83,228	3,519,740	3,098,610	—	3,098,610	88.04	Pohang	—
Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		280,599	6,000,000	4,000,000	—	4,000,000	66.67	Pohang	—
POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance		34,632	1,700,000	1,700,000	—	1,700,000	100.00	Pohang	—
POSDATA Co., Ltd.	Computer hardware and software distribution		111,806	6,155,160	4,000,000	—	4,000,000	64.99	Sungnam	—
POSCO Research Institute	Economic research and consulting		22,645	3,800,000	3,800,000	—	3,800,000	100.00	Seoul	—
Seung Kwang Co., Ltd.	Athletic facilities operation		42,529	4,145,000	2,737,000	1,208,000	3,945,000	95.17	Suncheon	POSCO E&C (29.14)
POS-AC Co., Ltd.	Architecture and consulting		10,187	130,000	130,000	—	130,000	100.00	Seoul	—
Changwon Specialty Steel Co., Ltd.	Specialty steel manufacturing		388,899	30,000,000	26,000,000	4,000,000	30,000,000	100.00	Changwon	Posteel (6.67), POSCON (6.67)
POSCO Machinery Co., Ltd.	Machinery installation		27,131	1,000,000	1,000,000	—	1,000,000	100.00	Gwangyang	—
POSTECH Venture Capital Co., Ltd.	Investment in venture companies		34,433	6,000,000	5,700,000	—	5,700,000	95.00	Pohang	—
POSCO Refractories & Environment (POSREC)	Manufacturing		98,439	5,907,000	3,544,200	—	3,544,200	60.00	Pohang	—
SEO MUEUN Development Inc.	Real estate, rental and construction		(17,386)	30,000	—	—	—	—(2)	Busan	—
Foreign:
POSCO America Corp. (POSAM)	Steel trading		136,073	308,610	306,855	1,755	308,610	100.00	U.S.A.	POSCAN (0.57)

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

		Capital		Number of	Number of Shares			Percentage of		Percentage of
		(In millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean Won)(1)		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

POSCO Australia Pty. Ltd. (POSA)	Steel trading	W	43,629	761,775	761,775	—	761,775	100.00	Australia	—
POSCO Canada Ltd. (POSCAN)	Coal trading		45,736	1,099,885	—	1,099,885	1,099,885	100.00	Canada	Posteel (100.00)
POSCO Asia Co., Ltd. (POA)	Steel trading		17,788	9,360,000	9,360,000	—	9,360,000	100.00	Hongkong	—
VSC POSCO Steel Corporation (VPS)	Steel manufacturing		15,229	N/ A	N/ A	N/ A	N/ A	40.00	Vietnam	Posteel (5.00)(3)
DALIAN POSCO — CFM Coated Steel Co., Ltd.	Coated steel manufacturing		33,203	N/ A	N/ A	N/ A	N/ A	55.00	China	Posteel (15.00)(3)
POS-Tianjin Coil Center Co., Ltd.	Steel service center		12,471	N/ A	N/ A	N/ A	N/ A	70.00	China	Posteel (60.00)(3)
POSMETAL Co., Ltd.	Steel service center		7,282	6,000	—	3,000	3,000	50.00	Japan	Posteel (50.00)
Shanghai Real Estate Development Co., Ltd.	Real estate rental		66,743	N/ A	N/ A	N/ A	N/ A	100.00	China	POSCO E & C (100.00)
IBC Corporation	Real estate rental		15,677	N/ A	N/ A	N/ A	N/ A	60.00	Vietnam	POSCO E & C (60.00)
POSLILAMA Steel Structure Co., Ltd.	Steel structure fabrication and sales		(6,895)	N/ A	N/ A	N/ A	N/ A	70.00	Vietnam	POSCO E & C (60.00), Posteel (10.00)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing		262,468	N/ A	N/ A	N/ A	N/ A	87.08	China	POSCO-China Holding Corp. (13.79)
SHUNDE Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		32,428	N/ A	N/ A	N/ A	N/ A	93.80	China	POSCO-China Holding Corp. (10.00)
POS-THAI Service Steel Center Co., Ltd.	Steel service center		8,209	4,091,570	477,288	2,136,208	2,613,496	63.87	Thailand	Posteel (52.21)
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing		60,581	N/ A	N/ A	N/ A	N/ A	80.00	China	POSCO-China Holding Corp. (10.00)(3)
Myanmar-POSCO Co., Ltd.	Steel manufacturing		6,216	19,200	13,440	—	13,440	70.00	Myanmar	—

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

		Capital		Number of	Number of Shares			Percentage of		Percentage of
		(In millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean Won)(1)		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Zhangjiagang POSHA Steel Port Co., Ltd.	Depot service	W	9,938	N/ A	N/ A	N/ A	N/ A	90.00	China	POSCO E & C (25.00), Zhangjiagang Pohang Stainless Steel (65.00)(3)
POSCO Investment Co., Ltd.	Finance		34,415	2,000,000	2,000,000	—	2,000,000	100.00	Hongkong	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Steel service center		20,778	N/ A	N/ A	N/ A	N/ A	100.00	China	POSCO-China Holding Corp.(10.00)(3)
POS-Qingdao Coil Center Co., Ltd.	Steel service center		8,871	N/ A	N/ A	N/ A	N/ A	69.08	China	Posteel (69.08)(3)
POSCO-China Holding Corp.	Investment		53,675	N/ A	N/ A	N/ A	N/ A	100.00	China	—(3)
POS-ORE Pty. Ltd.	Soft coal		20,953	17,500,001	—	17,500,001	17,500,001	100.00	Australia	POSA (100.00)(3)
POSCO-JAPAN Co., Ltd.	Steel trading		49,212	88,038	88,038	—	88,038	100.00	Japan	—(4)

(1)	Capital of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	The Company does not have any equity interest in SEO MUEUN Development Inc. However, in accordance with the contract terms, the Company has the power to control or to direct the operations and management. In addition, all the members of SEO MUEUN Development Inc.’s Board of Directors are composed of employees of POSCO E & C.

(3)	No shares have been issued in accordance with the local laws and regulations.

(4)	During the year ended December 31, 2004, the Company incorporated POSCO-Japan Co., Ltd. by contributing building and a piece of land with a total book value of W44,808 million and additional cash amounting to W1,058 million after closing down the Japanese branch.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Equity Method Investees
      The following table sets forth certain information with regard to equity method investees as of December 31, 2004.

		Capital		Number of Shares			Percentage of		Percentage of
		(In millions of					Ownership		Ownership of
Investees	Primary Business	Korean Won)(1)		POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Domestic:
eNtoB Corporation	E-business	W	17,393	560,000	180,000	740,000	23.13	Seoul	POSDATA and others (5.00)
MIDUS Information Technologies Co., Ltd.	Engineering		10,211	—	866,190	866,190	25.92	Seoul	POSCO E & C (25.92)
SONGDO New City Development Inc.	Real estate rental		(44,800)	—	78,338	78,338	29.90	Seoul	POSCO E & C (29.90)
Seoul Subway Metro Railway 9	Railway management		7,322	—	430,534	430,534	29.40	Seoul	POSCON (14.7) PODATA (14.7)
Foreign:
KOBRASCO	Pellet		26,481	2,010,719,185	—	2,010,719,185	50.00	Brazil	—(2)
Fujiura Butsuryu Center Co., Ltd.	Warehousing		2,201	—	600	600	30.00	Japan	PIO (30.00)
USS — POSCO Industries (UPI)	Material processing		179,248	N/A	N/A	N/A	50.00	U.S.A.	POSAM (50.00)(2)(3)
Suzhou Dongshin Color Metal Sheet Co., Ltd.	Coloring		11,465	N/A	N/A	N/A	30.00	China	Posteel (30.00)(3)
POSCHROME	Fe-Cr		31,762	21,675	—	21,675	25.00	Republic of South Africa	—
Shunde Xingpu Steel Center Co., Ltd.	Metal processing		14,901	N/A	N/A	N/A	21.00	China	Posteel (10.50)(3)
POS-HYUNDAI STEEL	Metal processing		7,715	2,345,558	4,573,838	6,919,396	29.50	India	Posteel (19.50)
POSCO Bioventures LP.	Investment in companies in the bio-tech industry		33,221	N/A	N/A	N/A	100.00	U.S.A.	POSAM (80.00)(3)(4)
PT POSMI STEEL Indonesia (POSMI)	Steel service center		3,504	743	2,229	2,972	36.69	Indonesia	Posteel (27.52)(2)
Posmmit Steel Centre SDN BHD (POSMMIT)	Steel service center		10,559	4,200,000	—	4,200,000	30.00	Malaysia	—
POSVINA Co., Ltd.	Steel manufacturing		6,954	N/A	N/A	N/A	50.00	Vietnam	—(2)(3)
POSVEN	Steel manufacturing		—	4,480	2,240	6,720	60.00	Venezuela	POSCO E & (10.00) POSTEEL (10.00)(2)

(1)	Capital of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	The Company owns over 30% of equity interest in KOBRASCO, UPI, PT POSMI STEEL Indonesia and POSVINA Co., Ltd. However, the Company is not the major shareholder of these companies. Therefore, these companies were excluded from consolidation. As of December 31, 2004, POSVEN is in the process of liquidation and is accordingly excluded from consolidation.

(3)	No shares have been issued in accordance with the local laws and regulations.

(4)	The Company owns 100% of equity interest in POSCO Bioventures LP. However, due to an agreement with POSCO Bioventures LP., which prohibits the Company to engage in management activities, POSCO Bioventures LP. was excluded from consolidation.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Subsidiaries Excluded from the Consolidated Financial Statements

		Shareholders’
		Equity		Number of shares			Percentage of		Percentage of
		(In millions of					Ownership		Ownership of
		Korean Won)(1)		POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Domestic:
POSCO Terminal Co., Ltd.	Distribution and warehousing	W	14,738	51,000	—	51,000	51.00	Kwangyang	—(2)
Metapolis Co., Ltd.	Construction		2,063	—	320,400	320,400	40.05	Hwasung	POSCO E & C (40.05)(2)
Foreign:
PT. POSNESIA Stainless Steel Industry	STS/CR		—	29,610,000	—	29,610,000	70.00	Indonesia	—(3)
POSEC-HAWAII Inc.	Construction		5,343	—	18,100	18,100	100.00	U.S.A.	POSCO E & C (100.00)(4)
POSCO E&C (ZHANGJIAGANG) Engineering & Consulting Co., Ltd.	Facilities manufacturing		(229)	—	N/A	N/A	100.00	China	POSCO E & C (100.00)(2)
Dalian Poscondongbang Automatic Co., LTd	Electronic use facilities manufacturing		1,177	—	100,000	100,000	70.00	China	POSCON (70.00)(2)
Qingdao Posco Steel Processing Co., Ltd	Steel service center		4,175	—	N/A	N/A	100.00	China	POA (100.00)(2)
POSCO-FOSHAN Steel Processing Center Co., Ltd	Steel service center		887	—	N/A	N/A	100.00	China	POA (40.00) POSCO-CHINA (60.00)(2)

(1)	Capital of the Company’s overseas subsidiaries is translated at the exchange rate as of the balance sheet date.

(2)	Capital investment was less than W7,000 million as of December 31, 2004.

(3)	As of December 31, 2004, the company is in the process of the liquidation.

(4)	As of December 31, 2004, the company’s operations have been suspended for more than one year.

Change in Scope of Consolidation
      The consolidated financial statements include the accounts of POS-ORE Pty. Ltd., which was excluded from consolidation as of December 31, 2003, due to the increase in its total assets to exceed W7,000 million as of December 31, 2004. Also, the consolidated financial statements include the accounts of SEO MUEUN Development Inc., POSCO-China Holding Corp. and POSCO-Japan Co., Ltd., which were newly incorporated, since POSCO has obtained a controlling financial interest in such companies. POSCO does not have any equity interest in SEO MUEUN Development Inc., however, in accordance with the contract terms, POSCO has the power to control or to direct its operations and management. In addition, all the members of SEO MUEUN Development Inc.’s Board of Directors are composed of employees of POSCO E & C, which is a controlled subsidiary of POSCO. POSCO International Osaka, Inc. was excluded from consolidation as of December 31, 2004 since POSCO International Osaka, Inc. was acquired by POSCO-Japan Co., Ltd. As a result of such change in scope of consolidation, the total assets, sales, net income and the shareholders’ equity of the consolidated financial statements as of and for the year ended December 31, 2004 increased by W482,413 million, W165,354 million, W350 million and W102,943 million, respectively.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies
      The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are summarized below:

Basis of Consolidated Financial Statements Presentation
      POSCO and its domestic subsidiaries maintain their accounting records in Korean won and prepare statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of POSCO and its domestic subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
      The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial Supervisory Commission. As SKFAS No. 2 through No. 9 became applicable to the Company on January 1, 2003, the Company adopted these standards in its financial statements covering periods beginning on or after this date. And as SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these statements in its financial statements, as of and for the year ended December 31, 2004.

Accounting Estimates
      The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

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

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Cash, Cash Equivalent and Financial Instruments
      Cash and cash equivalents include cash on hand, cash in banks, and highly liquid temporary cash investments with original maturities of three months or less. Investments which are readily convertible into cash within four months or more of purchase are classified in the balance sheet as financial instruments. The carrying amount of short-term financial instruments is approximate fair value.

Revenue Recognition
      Revenue from sale of products is generally recognized when significant risks and rewards are transferred to the buyer. Revenue from construction and machinery installation is recognized using the percentage-of-completion method based on the ratio of actual costs incurred to the total estimated cost to complete. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in-progress are charged to current operations, in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as a current asset, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a current liability. Revenue from consulting and other services are generally recognized when the service is provided to the customer. Revenue from long-term service contracts is deferred and recognized over the life of the contract.

Allowance for Doubtful Accounts
      The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

Inventories
      The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable (replacement cost for raw materials) value of inventories is lower than its cost, the carrying amount is reduced to the net realizable value (replacement cost for raw materials) and the difference between the cost and revalued amount is charged to current operations. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.
      For certain other subsidiaries, inventories are stated at the lower of cost or market, with cost being determined using the gross average method or FIFO method. Individual accounting policies on inventories of POSCO and each subsidiary are enumerated on page 25 and 26.

Investments in Securities
      The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.
      Securities that are bought and held principally for sale in the near-term to generate profits from short-term price differences are classified into Trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified into available-for-sale.
      Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.
      Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses of available-for sale and held-to-maturity securities are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

Investments in Affiliates
      Investments in equity securities of companies, over which the Company exercises significant influence are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
      Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over five years using the straight-line method.
      Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated.
      Foreign currency financial statements of equity method investees are translated into Korean won using the current exchange rate in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

Property, Plant and Equipment
      Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Individual depreciation methods for property, plant and equipment of POSCO and each subsidiary are enumerated on

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
page 25 and 26. Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives

Buildings and structures	5 - 60 years
Machinery and equipment	3 - 25 years
Tools	4 - 20 years
Vehicles	4 - 10 years
Furniture and fixtures	3 - 20 years
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
      Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditures shall be recognized as an expense in the period in which they are incurred.

Intangible Assets
      Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

	Estimated Useful Lives

Goodwill	5 - 10 years
Negative goodwill	5 years
Intellectual property rights	5 - 50 years
Port facilities usage rights	2 - 33 years	(2)
Land usage rights	25 - 50 years	(2)
Deferred development expenses		(1)
Other intangible assets	2 - 50 years

(1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(2)	Port facilities usage rights and land usage rights, which represent right to use certain port facilities and land, are amortized over the term of exclusive rights.
      Port facilities usage rights are related to the quay and inventory yard donated by POSCO since April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to W22,602 million for the year ended December 31, 2004.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Impairment of Assets
      The Company assesses the potential impairment of assets which are not recorded at fair value when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated depreciation or amortization, if any, before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures
      Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as an interest expense.

Government Grants
      POSCO and domestic subsidiaries accounted for the government grants intended to be used for the acquisition of certain assets as deduction from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.
      The government grants, contributed to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.

Valuation of Assets and Liabilities at Present Value
      POSCO and domestic subsidiaries value long-term loans receivable and long-term trade accounts and notes receivable at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

Income Taxes
      Income taxes are accounted for under the asset and liability method. In accordance with the applicable tax laws, POSCO and POSCO E & C and 13 other domestic subsidiaries, and POSA and four other overseas subsidiaries, recognize the temporary differences between the amount reported for financial reporting and income tax purposes as deferred income tax assets and liabilities. POSAM and 17 other overseas subsidiaries record taxes payable as income tax expense in accordance with the applicable tax laws.

Accrued Severance Benefits
      Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date. In addition, in accordance with the applicable laws and regulations, POSAM and 22 other overseas

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
subsidiaries recorded the amount, which would be payable to employees at the time of termination, as accrued severance benefits.
      POSCO and domestic subsidiaries have partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The amounts funded under these insurance deposits are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the companies.
      The Company made deposits to the National Pension Fund in accordance with the National Pension Act of the Republic of Korea. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

Derivative Instruments
      The Company enters into derivative transactions to hedge against financial risks. Derivatives are required to be recorded on the balance sheets at fair value and classified into: cash flow hedges, fair market value hedges and transactions entered into for nontrading purposes that do not qualify for hedge accounting treatment or otherwise hedge accounting treatment is not applied. When derivatives qualify for cash flow hedges, unrealized holding gains and losses of the derivatives are recorded as capital adjustments in the balance sheet and recognized in the statement of earnings when the hedged item affects earnings. When derivatives qualify for fair market value hedge, unrealized holding gains and losses of the derivatives as well as the changes in the fair value of the hedged items are recorded in the statement of earnings. If the contract expires, the gains and losses from fair value hedge transactions are charged to earnings and the gains and losses from cash flow hedged are offset against the purchasing price of inventories.

Lease Transactions
      The Company accounts for lease transactions as either operating leases or capital leases, depending on the terms of the underlying lease agreement. Machinery and equipment, acquired under capital lease agreements, are recorded at cost as property, plant and equipment, and depreciated using the straight-line method over their estimated useful lives. In addition, the aggregate lease payments are recorded as obligations under capital leases, net of accrued interest. Accrued interest is amortized over the lease period using the effective interest rate method.
      Machinery and equipment acquired under operating lease agreements are not included in property, plant and equipment. The related lease rentals are charged to expense when incurred.

Foreign Currency Translation
      Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the current rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Translation of Foreign Operations
      Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average exchange rate of the reporting period. Gains or losses on translation are offsetted, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office. Since the Japanese branch was closed, the foreign-based

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
operations translation amounting to W29,538 million from the Japanese branch was reclassified as extraordinary income amounting to W3,387 million and gain on valuation of equity method investments amounting to W26,151 million.

Stock Appreciation Rights
      Compensation expenses for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the moving weighted average of quoted market price at the end of the period proportionally recognized over the vesting period and adjusted for pervious recognized expense (Note 21).

Capitalization of Financing Expenses
      Financing expense on borrowing associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company has chosen to expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

Basic and Diluted Earnings Per Share and Basic and Diluted Ordinary Income Per Share
      Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock as adjusted by extraordinary gains or losses and net of related income taxes, by the weighted average number of common shares outstanding during the year.

Cash Flow Statement
      The cash flow statements are prepared under the basis of accounting used in the primary financial statements complies with U.S. generally accepted accounting principles. Cash flows from forward contracts and swap contracts accounted for as hedges are classified in the same category as the item being hedged.

United States Dollar Amounts
      The Company operates primarily in Korean won and its accounting records are maintained in Korean won. The U.S. dollars amounts, provided herein, represent supplementary information, solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at US$1:W1,035.10, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2004. The U.S. dollar amounts are unaudited and are not presented in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or any other rate.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Accounting Policies on Inventories and Depreciation of property, plant and equipment of POSCO and its Controlled Subsidiaries are as follows:

Depreciation of property,
Company	Inventories(1)	plant and equipment

POSCO	Moving-average method	Straight-line method
POSCO E & C	Moving-average method	Straight-line method
Posteel Co., Ltd.	Moving-average method	Straight-line method
POSCON Co., Ltd.	Moving-average method	Straight-line method, Declining-balance method
Pohang Coated Steel Co., Ltd.	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Moving-average method	Straight-line method
POSDATA Co., Ltd.	Moving-average method	Straight-line method
POSCO Research Institute	N/ A	Straight-line method
Seung Kwang Co., Ltd.	Gross average method	Straight-line method, Declining-balance method
POS-AC Co., Ltd.	N/ A	Straight-line method, Declining-balance method
Changwon Specialty Steel Co., Ltd.	Moving-average method	Straight-line method
POSCO Machinery Co., Ltd.	Moving-average method	Straight-line method
POSTECH Venture Capital Co., Ltd.	N/ A	Declining-balance method
POSCO Refractories & Environment (POSREC)	First-in, First-out Method; Moving- average method	Straight-line method, Declining-balance method
SEO MUEUN Development Inc.	Specific identification method	Straight-line method
POSCO America Corp. (POSAM)	Moving-average method	Straight-line method
POSCO Australia Pty. Ltd. (POSA)	Gross average method	Straight-line method
POSCO Canada Ltd. (POSCAN)	Gross average method	Straight-line method, unit of production method
POSCO Asia Co., Ltd. (POA)	N/ A	Declining-balance method
VSC POSCO Steel Corporation (VPS)	Moving-average method	Straight-line method
DALIAN POSCO — CFM Coated Steel Co., Ltd.	Moving-average method	Straight-line method
POS-Tianjin Coil Center Co., Ltd.	Moving-average method	Straight-line method
POSMETAL Co., Ltd.	Moving-average method	Straight-line method
Shanghai Real Estate Development Co., Ltd.	N/ A	Straight-line method
IBC Corporation	Specific identification method	Straight-line method
POSLILAMA Steel Structure Co., Ltd.	Moving-average method	Straight-line method
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Moving-average method	Straight-line method
SHUNDE Pohang Coated Steel Co., Ltd.	Moving-average method	Straight-line method
POS-THAI Service Steel Center Co., Ltd.	Moving-average method	Straight-line method
Qingdao Pohang Stainless Steel Co., Ltd.	Moving-average method	Straight-line method

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Depreciation of property,
Company	Inventories(1)	plant and equipment

Myanmar-POSCO Co., Ltd.	Moving-average method	Straight-line method
Zhangjiagang POSHA Steel Port Co., Ltd.	Moving-average method	Straight-line method
POSCO Investment Co., Ltd.	N/ A	Straight-line method
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Moving-average method	Straight-line method
POS-Qingdao Coil Center Co., Ltd.	Moving-average method	Straight-line method
POSCO-China Holding Corp.	N/ A	Straight-line method
POS-ORE Pty. Ltd.	N/ A	Straight-line method
POSCO-Japan Co., Ltd.	Gross-average method	Straight-line method

(1)	Specific identification method is used for materials-in-transit.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

3.	Cash and Cash Equivalents and Financial Instruments
      Cash and cash equivalents and short-term and long-term financial instruments as of December 31, 2004 and 2003 consist of the following:

	Annual interest
	rates (%) as of
	December 31,
	2004	2004		2003

		(in millions of Korean
		Won)
Cash and cash equivalents
Cash on hand and bank deposits	0.00 - 3.00	W	16,106	W	9,732
Corporate bank deposits	0.10 - 5.00		20,655		37,874
Checking accounts	—		2,927		4,704
Time deposits in foreign currency and others	0.00 - 2.00		246,891		351,430
Maintained by overseas affiliates	1.00 - 5.00		201,752		190,206

			488,331		593,946
Government grants			(1,961)		(1,344)

		W	486,370	W	592,602

Short-term financial instruments
Time deposits	3.00 - 6.00	W	113,000	W	285,850
Installment accounts	4.00		656		77,276
Time deposits in foreign currency	—		—		2,463
Money in trust	—		2,140		2,121
Negotiable certificates of deposit	4.00 - 5.00		185,000		259,000
Commercial Paper	3.50 - 5.00		43,893		42,109
Trust type savings accounts	3.70 - 4.80		270,000		—
Others	3.00		9,909		10,322
Maintained by overseas affiliates	2.50 - 3.31		16,390		16,028

		W	640,988	W	695,169

Long-term financial instruments
Installment accounts	1.00 - 5.00	W	1,307	W	498
Guarantee deposits for opening accounts	—		108		113
Time deposits in foreign currency and others	0.00 - 4.00		291		17,391

		W	1,706	W	18,002

      As of December 31, 2004, the Company’s financial assets amounting to W7,649 million are pledged as collateral and, accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include short-term financial instruments and long-term financial instruments amounting to W7,000 million and W541 million, respectively, in relation to performance guarantee deposits, and long-term financial instruments amounting to W108 million in relation to collateral deposits for opening checking accounts and others (Note 13).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      As of December 31, 2003, the Company’s financial assets amounting to W8,255 million are pledged as collateral and, accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include short-term financial instruments and long-term financial instruments amounting to W8,000 million and W142 million, respectively, in relation to performance guarantee deposits, and long-term financial instruments amounting to W113 million in relation to collateral deposits for opening checking accounts and others (Note 13).

4.	Trading Securities
      Trading securities as of December 31, 2004 and 2003 are as follows:

	2004		2003

	(in millions of Korean Won)
Beneficiary certificates(1)	W	2,658,756	W	1,147,219
Mutual funds		30,837		174,082

	W	2,689,593	W	1,321,301

(1)	Beneficiary certificates mainly consist of money market fund.

5.	Accounts and Notes Receivable and Others
      Accounts and notes receivable and their allowance for doubtful accounts and others as of December 31, 2004 and 2003 are as follows:

	2004		2003

	(in millions of Korean Won)
Trade accounts and notes receivable	W	3,163,644	W	2,332,737
Less: Allowance for doubtful accounts		(69,509)		(23,327)
Present value discount		(624)		(965)

	W	3,093,511	W	2,308,445

Other accounts and notes receivable	W	226,236	W	152,053
Less: Allowance for doubtful accounts		(63,032)		(56,489)
Present value discount		(86)		—

	W	163,118	W	95,564

Long-term trade accounts and notes receivable	W	50,266	W	61,734
Less: Allowance for doubtful accounts		(2,081)		(2,090)
Present value discount		(12,091)		(15,979)

	W	36,094	W	43,665

Long-term loans	W	82,296	W	83,346
Less: Allowance for doubtful accounts		(746)		(384)
Present value discount		(54)		(85)

	W	81,496	W	82,877

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Accounts stated at present value under rescheduled payment and long-term deferred payment included as part of accounts and notes receivable and others are as follows:

				Present value				Maturity	Discount rate
Accounts	Company	Face value		discount		Book value		(year)	(%)

	(in millions of Korean Won)
Long-term deferred payment:
Long-term loans	Employees	W	159	W	19	W	140	2017	7.54
	Others		260		35		225	2006	7.54

			419		54		365

Other long-term assets	Cointop Software Corp.		201		38		163	2008	6.50
	Softpark Corp.		198		46		152	2009	6.32

			399		84		315

			818		138		680

Rescheduled payment:
Long-term trade accounts and notes receivable	BNG Steel Co., Ltd.	W	53,259	W	12,212	W	41,047	2005 – 2009	8.00 – 8.62
	Hanbo Iron and Steel Co., Ltd. and Others		2,114		503		1,611	2010 – 2014	4.97 – 7.54

			55,373		12,715		42,658
Less: Current portion			(8,569)		(624)		(7,945)

			46,804		12,091		34,713
Other long-term assets	Dong Sung Construction Co., Ltd. and Others		16,157		375		15,782	2005 – 2018	5.09 – 8.00
Less: Current portion			(3,504)		(86)		(3,418)

		W	59,457	W	12,380	W	47,077

      The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the nearest date of the Company’s period-end.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 are as follows:

			Additions

	Balance at			Charged to	Charged to
	beginning of			costs and	other				Balance at the
Description	period			expenses	accounts(2)		Deductions(1)		end of period

	(in millions of Korean Won)
Year ended December 31, 2004:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts	W	325,187	W	(56,961)	W	—	W	121,444	W	146,782
Year ended December 31, 2003:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		321,534		(3,843)		—		(7,496)		325,187
Year ended December 31, 2002:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		44,047		184,886		103,954		11,353		321,534

(1)	Deduction for allowance for doubtful accounts includes amount written off as uncollectible and others.

(2)	Includes W104 billion related to the consolidation adjustment resulting from the change in scope of consolidation.

6.	Inventories
      Inventories as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Finished goods	W	448,659	W	340,814
By-products		2,842		3,226
Semi-finished goods		640,672		457,954
Raw materials		1,215,136		699,970
Materials in-transit		563,470		513,645
Others		194,742		52,762

	W	3,065,521	W	2,068,371

7.	Investment Securities
      Investment securities as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Available-for-sale securities	W	2,164,129	W	2,147,013
Held-to-maturity securities		38,741		17,481
Equity method investments		142,206		154,336

	W	2,345,076	W	2,318,830

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Available-For-Sale Securities

	2004		2003

	(in millions of Korean Won)
Current portion of debt security investments	W	141,573	W	—

Marketable equity securities		1,682,772		1,647,038
Non-marketable equity securities		321,000		226,793
Debt security investments		145,640		243,691
Other investments		14,717		29,491

		2,164,129		2,147,013

	W	2,305,702	W	2,147,013

      Investments in marketable equity securities as of December 31, 2004 and 2003 are as follows:

			2004				2003
		Percentage of
	Number of	ownership (%) as of	Acquisition
	shares	December 31, 2004	cost		Book value(1)		Book value

			(in millions of Korean Won)
Hanil Iron Steel Co., Ltd.	206,798	10.14	W	2,412	W	3,102	W	2,337
HISTEEL Co., Ltd.	123,052	9.95		1,608		1,747		1,053
MunBae Steel Co., Ltd.	1,849,380	9.02		3,588		2,367		1,840
Chohung Bank	—	—		—		—		529
Hana Bank	4,617,600	2.34		29,998		119,134		101,587
Korea Investment Corporation	588,000	0.76		588		135		185
SK Telecom Co., Ltd.(2)	5,834,296	7.09		1,665,249		1,170,222		1,153,190
Samjung P&A Co., Ltd.	270,000	9.00		2,714		1,944		1,866
DongYang Steel Pipe Co., Ltd.	1,564,250	2.46		3,911		501		508
Nippon Steel Corporation	147,876,000	2.17		285,103		375,649		380,794
Korea Line Corporation	217,373	2.17		8,067		7,695		—
Others	—	—		266		276		3,149

			W	2,003,504	W	1,682,772	W	1,647,038

(1)	Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for in the capital adjustments account.

(2)	1,735,799 SK Telecom Co., Ltd. shares classified as available-for-sale securities have been placed as a collateral for exchangeable bonds (Note 13).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Investments in non-marketable equity securities as of December 31, 2004 and 2003 are as follows:

			2004						2003
		Percentage of
	Number of	ownership (%) as of	Acquisition		Net asset
	shares	December 31, 2004	cost		value(1)		Book value		Book value

			(in millions of Korean Won)
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	W	8,930	W	5,365	W	8,930	W	8,930
Kihyup Corporation	600,000	10.34		3,000		3,425		3,000		3,000
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		1,555		780		780
Korea Economic Daily	57,456	0.46		309		169		309		308
Daewoo Commercial Vehicle Co., Ltd.	—	—		—		—		—		51
The Siam United Steel	9,000,000	10.00		26,640		13,486		26,640		26,640
PT-POSNESIA Stainless Steel Industry(2)	29,610,000	70.00		9,474		1,567		1,567		2,537
Global Unity Ltd.	70,649	10.00		710		1,141		710		710
Seoul Daily News	1,614,000	19.40		17,317		6,926		9,551		9,551
POSCO Terminal Co., Ltd.(2)	1,183,200	51.00		5,916		7,517		5,916		1,020
Incheon Airport Train Co., Ltd.	14,865,988	12.00		74,330		74,330		74,330		44,892
POS-Ore Pty Ltd.(3)	—	—		—		—		—		15,697
POSEC-HAWAII Inc.(2)	18,100	100.00		10,132		5,343		5,343		8,260
BX Steel Posco Cold Rolled Sheet Co., Ltd.	—	10.00		26,803		26,803		26,803		—
Powercomm	7,500,000	5.00		246,000		76,125		76,125		68,407
Others	—	—		101,251		69,256		80,996		36,010

			W	531,592	W	293,008	W	321,000	W	226,793

(1)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ most recent available December 31, 2004 financial information, which has not been reviewed or audited. However, the net asset value of Keo Yang Shipping Co., Ltd. and Seoul Daily News are based on their unaudited financial statements as of September 30, 2004. And the net asset value of POSCO Terminal is based on its audited financial statements as of December 31, 2004. The net asset value of Incheon Airport Train Co., Ltd. and BX Steel Posco Cold Rolled Sheet Co., Ltd are not available, therefore, book value is estimated based on acquisition costs. In addition, Powercomm shares were valued based on the discounted cash flow method, and the difference between the acquisition cost and the value based on the discounted cash flow was accounted for as a capital adjustment amounting to W169,875 million. Except for Powercomm, shares without an objective market value were based on acquisition costs.

(2)	As of December 31, 2004, PT-POSNESIA Stainless Steel Industry is in the process of liquidation and the operation of POSEC-HAWAII Inc. has been suspended for more than a year. Accordingly, they were no longer included as part of equity method investments. POSCO Terminal Co., Ltd.,

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

having total assets of less than W7,000 million since December 31, 2003, was not included as part of equity method investments.

(3)	As of December 31, 2004, due to the increase in its total assets exceeding W7,000 million, POS-ORE Pty. Ltd., was included in the consolidation.
      Available-for-sale debt security investments as of December 31, 2004 and 2003 are as follows:

		2004				2003

	Maturity (year)	Acquisition cost		Book value		Book value

		(in millions of Korean Won)
Government and municipal bonds	Within one year	W	130,467	W	132,478	W	—
	1 - 5		89,734		92,807		211,503
	5 - 10		8		8		124
Other bonds	1 - 5		62,855		61,920		32,064

			283,064		287,213		243,691
Less: Current portion			(139,467)		(141,573)		—

		W	143,597	W	145,640	W	243,691

      Other investments as of December 31, 2004 and 2003 are as follows:

	2004				2003

	Acquisition cost		Book value(1)		Book value

	(in millions of Korean Won)
Investments in capital
Stock Market Stabilization Fund	W	—	W	—	W	3,542
Contractor Financial Fund		12,589		12,589		12,167
Software Financial Fund and Others		2,128		2,128		13,782

	W	14,717	W	14,717	W	29,491

(1)	As of December 31, 2004, other investments with no readily determinable fair value are carried at cost.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Details of valuation gains and losses on available-for-sale securities for the year ended December 31, 2004 are as follows:

	Beginning		Increase		Ending
	balance		(decrease)		balance

	(in millions of Korean Won)
Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	W	(75)	W	764	W	689
HISTEEL Co., Ltd.		(555)		694		139
MunBae Steel Co., Ltd.		(1,748)		527		(1,221)
Chohung Bank		(3,228)		3,228		—
Hana Bank		71,589		17,547		89,136
Korea Investment Corporation		(403)		(50)		(453)
SK Telecom Co., Ltd.		(504,158)		9,131		(495,027)
Samjung P&A Co., Ltd.		(848)		78		(770)
DongYang Steel Pipe Co., Ltd.		(3,403)		(7)		(3,410)
Nippon Steel Corporation		95,692		(5,145)		90,547
Daehan Line Corporation		—		(372)		(372)
Others		364		(354)		10

		(346,773)		26,041		(320,732)

Non-marketable equity securities:
Powercomm		(177,593)		7,718		(169,875)
Others		(5,411)		13,513		8,102

		(183,004)		21,231		(161,773)

Total	W	(529,777)	W	47,272	W	(482,505)

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Details of valuation gains and losses on available-for-sale securities for the year ended December 31, 2003 are as follows:

	Beginning		Increase		Ending
	balance		(decrease)		balance

	(in millions of Korean won)
Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	W	(197)	W	122	W	(75)
HISTEEL Co., Ltd.		(131)		(424)		(555)
MunBae Steel Co., Ltd.		(2,369)		621		(1,748)
Chohung Bank		(3,202)		(26)		(3,228)
Hana Bank		45,269		26,320		71,589
Korea Investment Corporation		(461)		58		(403)
SK Telecom Co., Ltd.		(330,311)		(173,847)		(504,158)
Samjung P&A Co., Ltd.		(419)		(429)		(848)
DongYang Steel Pipe Co., Ltd.		(3,332)		(71)		(3,403)
Nippon Steel Corporation		(76,909)		172,601		95,692
Others		129		235		364

		(371,933)		25,160		(346,773)

Non-marketable equity securities:
Powercomm		—		(177,593)		(177,593)
Others		(2)		(5,409)		(5,411)

		(371,935)		(183,002)		(183,004)

Total	W	(371,935)	W	(157,842)	W	(529,777)

      Details of gross unrealized gains and losses on available-for-sale securities for the years ended December 31, 2004 and 2003 are as follows:

	2004								2003

			Gross		Gross						Gross		Gross
			Unrealized		Unrealized		Fair				Unrealized		Unrealized		Fair
	Amortized Cost		Gains		Losses		Value		Amortized Cost		Gains		Losses		Value

	(in millions of Korean Won)
Government and municipal bonds	W	220,150	W	5,146	W	3	W	225,293	W	210,509	W	1,120	W	2	W	211,627
Other bonds		61,034		886				61,920		32,064						32,064

		281,184		6,032		3		287,213		242,573		1,120		2		243,691

Marketable equity securities		1,659,684		28,747		5,659		1,682,772		1,621,878		199,957		174,797		1,647,038
Non-marketable equity securities		304,621		16,379		—		321,000		410,913		—		184,120		226,793

	W	2,245,489	W	51,158	W	5,662	W	2,290,985	W	2,275,364	W	201,077	W	358,919	W	2,117,522

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      For the years ended December 31, 2004, 2003 and 2002, proceeds from sales of available-for-sale securities amounted to W27,558 million, W234,038 million and W109,523 million, respectively. Gross realized gains and losses amounted to W1,730 million and W3,506 million, respectively, for the year ended December 31, 2004.
     Held-To-Maturity Securities
      Held-to-maturity securities as of December 31, 2004 and 2003 are as follows:

		2004				2003
	Maturity
	(year)	Acquisition cost		Book value		Book value

		(in millions of Korean Won)
Current portion of held-to-maturity securities:
Government and municipal bonds	Within one year	W	12,721	W	12,721	W	239,129
Corporate bond denominated in US$	“		1,321		1,048		11,352

		W	14,042		13,769		250,481

Government and municipal bonds	1 - 5	W	6,814	W	6,814	W	15,232
Corporate bond denominated in US$	1 - 5		—		—		1,207
Government and municipal bonds	5 - 10	W	31,870		31,927		1,042

		W	38,684		38,741		17,481

		W	52,726	W	52,510	W	267,962

      The Company provided national treasury bonds, amounting to W29,460 million, and certain government and municipal bonds, amounting to W1,688 million, to the Gyeongsangbuk-do provincial office as a performance guarantee in relation to the development of a waste disposal area (Note 13).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Equity Method Investments
      Details of equity method investees as of December 31, 2004 and 2003 are as follows:

		Percentage of	2004
		ownership (%)							2003
	Number of	as of December 31,	Acquisition		Net asset		Book		Book
	shares	2004	cost		value(1)		value		value

	(in millions of Korean Won)
KOBRASCO	2,010,719,185	50.00	W	32,950	W	13,240	W	11,203	W	562
Fujiura Butsuryu Center Co., Ltd.	600	30.00		632		660		648		538
USS-POSCO Industries(2)	—	50.00		234,293		89,624		65,084		98,653
Suzhou Dongshin Color Metal Sheet Co., Ltd.(2)	—	30.00		2,547		3,439		3,361		4,066
POSCHROME	21,675	25.00		4,859		7,941		7,000		6,711
Shunde Xingpu Steel Center Co., Ltd.(2)	—	21.00		1,852		3,129		3,094		3,291
POS-HYUNDAI STEEL	6,919,396	29.50		3,136		2,276		2,276		1,883
eNtoB Corporation	740,000	23.13		3,700		4,023		3,762		3,295
POSVINA Co., Ltd.(2)	—	50.00		1,527		3,477		3,145		3,970
POS-MMIT	4,200,000	30.00		2,308		3,168		3,015		2,625
PT POSMI STEEL Indonesia	2,972	36.69		1,467		1,286		1,599		1,572
MIDUS Information Technologies Co., Ltd.	866,190	25.92		433		2,647		2,646		2,281
POSCO Bioventures LP.(2)	—	100.00		38,157		33,221		33,221		24,889
POSVEN(3)	6,720	60.00		66,876		—		—		—
SONGDO New City Development Inc.(3)	78,338	29.90		404		—		—		—
Seoul Subway Metro Railway 9	430,534	29.40		2,152		2,152		2,152		—

			W	397,293	W	170,283	W	142,206	W	154,336

(1)	Due to the delay in the closing of December 31, 2004 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available December 31, 2004 financial information, which has not been audited or reviewed.

(2)	No shares have been issued in accordance with the local laws and regulations. Percentage of ownership has been calculated using proportionate ownership and rights based on initial investments and contracts.

(3)	The application of the equity method has been suspended due to its negative book value.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Details of equity method valuation for the years ended December 31, 2004 and 2003 are as follows:

			Valuation						Valuation
	2003		gain or loss			Other	2003		gain or loss		Other		2004
	Beginning		using equity			increase or	Ending		using equity		increase or		Ending
	balance		method			decrease(1)	balance		method		decrease(1)		balance

	(in millions of Korean Won)
KOBRASCO	W	—	W	21,447	W	(20,885)	W	562	W	10,539	W	102	W	11,203
Fujiura Butsuryu Center Co., Ltd.		553		(102)		87		538		207		(97)		648
USS-POSCO Industries		119,979		(28,350)		7,024		98,653		(8,011)		(25,558)		65,084
Suzhou Dongshin Color Metal Sheet Co., Ltd.		3,606		413		47		4,066		86		(791)		3,361
POSCHROME		4,379		695		1,637		6,711		766		(477)		7,000
Shunde Xingpu Steel Center Co., Ltd.		2,992		137		162		3,291		248		(445)		3,094
POS-HYUNDAI STEEL		1,379		377		127		1,883		746		(353)		2,276
eNtoB Corporation		2,579		812		(96)		3,295		467		—		3,762
POSVINA Co.,Ltd.		—		2,263		1,707		3,970		485		(1,310)		3,145
POS-MMIT		2,308		322		(5)		2,625		808		(418)		3,015
PT POSMI STEEL Indonesia		1,467		817		(712)		1,572		191		(164)		1,599
MIDUS Information Technologies Co., Ltd.		—		1,706		575		2,281		433		(68)		2,646
POSCO Bioventures LP.		10,020		(2,186)		17,055		24,889		(3,056)		11,388		33,221
SONGDO New City Development Inc.		—		—		—		—		(404)		404		—
Seoul Subway Metro Railway 9		—		—		—		—		—		2,152		2,152
Seoul Shinmun Co., Ltd.(2)		13,750		(2,874)		(10,876)		—		—		—		—

Total	W	163,012	W	(4,523)	W	(4,153)	W	154,336	W	3,505	W	(15,635)	W	142,206

(1)	Other increase or decrease represents the fluctuation of investment securities due to acquisitions (disposals) in the current period, dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

(2)	In November 2003, the Company donated 3% of its Seoul Shinmun Co., Ltd. holdings to Kumho Culture Center, resulting in the loss of its significant influence over The Seoul Shinmun Co., Ltd. As a result, this investment was accounted as part of available-for-sale securities.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Details on the elimination of unrealized gain or loss for the years ended December 31, 2004 and 2003 are as follows:

	2004						2003

			Property, plant,						Property, plant,
	Current		equipment and				Current		equipment and
	assets		intangible assets		Total		assets		intangible assets		Total

	(in millions of Korean Won)
KOBRASCO	W	1,358	W	—	W	1,358	W	655	W	—	W	655
Fujiura Butsuryu Center Co., Ltd.		12		—		12		—		—		—
USS-POSCO Industries		18,303		—		18,303		6,237		—		6,237
Suzhou Dongshin Color Metal Sheet Co., Ltd.		79		—		79		—		—		—
POSCHROME		908		—		908		—		—		—
Shunde Xingpu Steel Center Co., Ltd.		39		—		39		—		—		—
eNtoB Corporation		213		22		235		10		15		25
POSVINA Co., Ltd.		332		—		332		—		—		—
POS-MMIT		211		—		211		—		—		—
PT POSMI STEEL Indonesia		182		—		182		—		—		—

	W	21,637	W	22	W	21,659	W	6,902	W	15	W	6,917

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

8.	Property, Plant and Equipment
      Property, plant and equipment as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Buildings and structures	W	5,096,042	W	5,040,909
Machinery and equipment		19,544,990		18,995,021
Tools		380,744		347,664
Vehicles		173,847		166,062
Furniture and fixtures		207,288		195,602

		25,402,911		24,745,258
Less: Accumulated depreciation		(18,268,530)		(17,147,340)
Less: Accumulated impairment		(2,786)		(2,786)

		7,131,595		7,595,132

Land		1,109,382		1,212,850
Less: Accumulated impairment		(565)		(566)

		1,108,817		1,212,284

Construction in-progress		2,283,496		1,121,978
Less: Accumulated impairment		(83,617)		(83,617)

		2,199,879		1,038,361

	W	10,440,291	W	9,845,777

      The value of land based on the posted price issued by the Korean tax authority amounted to W2,860,565 million as of December 31, 2004 (2003: W2,796,338 million).
      As of December 31, 2004, property, plant and equipment are insured against fire and other casualty losses up to W4,755,080 million (2003: W4,568,357 million). In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.
      Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and instead use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to W390,764 million and reclassified related machinery held to be disposed in the future as other investment assets as of December 31, 2003. In addition, the Company has recognized an additional impairment loss amounting to W78,817 million on related machinery recorded as other investment assets based on the estimated net selling price which amounted to W54,309 million as of December 31, 2004.
      Due to the decrease of fair value, the Company recognized impairment losses on the building and land of the Japanese branch for the year ended December 31, 2004 amounting to W11,875 million and W50,680 million, respectively.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      The changes in the carrying value of property, plant and equipment for the year ended December 31, 2004 are as follows:

	As of											Elimination of	As of
	December 31,											intercompany	December 31,
	2003		Acquisition		Disposal		Depreciation		Others(1)			transactions	2004

	(in millions of Korean won)
Land	W	1,212,284	W	7,723	W	73,091	W	—	W	(38,044)	W	(55)	W	1,108,817
Buildings		2,314,058		91,189		29,597		152,276		106,106		(130,172)		2,199,308
Structures		913,564		58,499		4,401		78,759		53,107		(52,573)		889,437
Machinery and equipment		4,178,717		894,562		22,435		1,209,030		265,772		(255,717)		3,851,869
Vehicles		33,867		15,194		865		12,098		(137)		(337)		35,624
Tools		101,172		49,483		868		51,317		67		(243)		98,294
Furniture and equipment		53,754		25,928		2,491		20,921		4,808		(4,015)		57,063
Construction-in-progress		1,038,361		2,206,870		145,758		—		(777,172)		(122,422)		2,199,879

	W	9,845,777	W	3,349,448	W	279,506	W	1,524,401	W	(385,493)	W	(565,534)	W	10,440,291

(1)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation.

9.	Intangible Assets
      Intangible assets, net of accumulated amortization, as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Goodwill	W	—	W	234
Negative goodwill		(457)		(914)
Intellectual property rights		485		523
Port facilities usage rights		146,396		129,698
Development costs		22,060		18,272
Internally used software		230,758		233,000
Land usage rights		32,416		12,750
Others		64,657		80,933

	W	496,315	W	474,496

      Port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to W22,602 million for the year ended December 31, 2004.
      As of December 31, 2004, accumulated amortization of intangible assets amounted to W557,933 million (2003: W433,138 million).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:

	(in millions of
	Korean Won)

2005	W	117,278
2006		87,300
2007		64,951
2008		49,006
2009		13,766

	W	332,301

10.	Research and Development Costs and Others
      The changes in the carrying value of development costs, internally used software and other intangible assets for the years ended December 31, 2004 and 2003 are as follows:

	2004		2003

	(in millions of Korean Won)
Beginning balance	W	332,205	W	294,395
Increase		95,211		125,069
Decrease(1)		101,256		78,087
Foreign exchange		(8,685)		(9,172)

Ending balance	W	317,475	W	332,205

(1)	Decrease consists of amortization and dispositions.
      The Company expensed research and development costs amounting to W277,149 million and for the year ended December 31, 2004 (2003: W255,696 million). For the year ended December 31, 2004, the Company charged research and development costs to cost of goods sold amounting to W206,200 million (2003: W198,871 million) and selling and administrative expenses amounting to W70,949 million (2003: W56,825 million).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

11.	Other Assets
      Other assets as of December 31, 2004 and 2003 consist of the following:

	2004	2003

	(in millions of Korean Won)
Other current assets Short-term loans (Notes 27 and 28)	W23,622	W85,027
Accrued income	25,032	60,440
Advance payments	120,374	125,754
Prepaid expenses	15,121	10,498
Others	19,903	13,059
Less: Allowance for doubtful accounts	(10,679)	(5,113)

	W193,373	W289,665

Other long-term assets
Other investment assets (Notes 5, 8, 17 and 29)	W145,691	W526,784
Less: Allowance for doubtful accounts	(733)	(237,782)
Present value discount	(373)	(89)

	W144,585	W288,913

12.     Short-Term Borrowings and Current Portion of Long-Term Debt
      Short-term borrowings as of December 31, 2004 and 2003 consist of the following:

	Annual
	interest rate (%)
	as of December 31,
Financial institutions	2004	2004		2003

		(in millions of Korean
		Won)
Won currency borrowings:
Korea Development Bank and others	4.00	W	121,374	W	164,931
Foreign currency borrowings:
Bank of America and others	1.00 - 3.00 1.00 - 3.80		29,575		10,221
Chohung Bank and others	LIBOR + 1.80		506,592		556,629

			536,167		566,850

		W	657,541	W	731,781

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Current portion of long-term debt as of December 31, 2004 and 2003 consist of the following:

	Annual
	interest rate (%)
	as of December 31,
Financial institutions	2004	2004		2003

		(in millions of Korean Won)
Debentures:
Domestic and foreign debentures	6.00 - 8.00	W	961,607	W	789,405
Less: Discount on debentures issued			(1,347)		(1,958)

			960,260		787,447

Won currency borrowings:
Korea Development Bank and others	3.00		31,511		1,618
Foreign currency borrowings:
Development Bank of Japan and others	1.00 - 8.30		52,808		230,493

			84,319		232,111

Lease obligations:
HP Financial Services	5.00		2,103		1,307
Unearned revenue:
Unearned revenue			17		—

		W	1,046,699	W	1,020,865

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
13.     Long-Term Debt
      Long-term borrowings as of December 31, 2004 and 2003 are as follows:

	Annual
	interest rate (%)
	as of December 31,
Financial institutions	2004	2004		2003

		(in millions of Korean Won)
Won currency borrowings:
Korea Development Bank and others	1.0 - 6.00	W	170,715	W	11,953
Less: Current portion			(31,511)		(1,618)

			139,204		10,335

Foreign currency borrowings:
Development bank of Japan and others	1.00 - 5.00 LIBOR + 0.8		349,269		504,863
Less: Current portion			(52,808)		(230,493)

			296,461		274,370

Debentures:
Domestic debentures	4.00 - 8.00		1,276,060		1,796,060
Foreign bonds(1)	0.00 - 7.40		1,308,010		1,676,291

			2,584,070		3,472,351

Less: Current portion			(961,607)		(789,405)
Discount on debentures issued	6.00 - 8.00		(7,327)		(15,267)

			1,615,136		2,667,679

		W	2,050,801	W	2,952,384

Certain current assets, investments and property, plant and equipment are pledged as collateral for the above borrowings.

(1)	POSCO issued exchangeable bonds on August 20, 2003. It is exchangeable with 15,267,837 SK Telecom Co., Ltd. American Depository Shares (ADSs).
Details of exchangeable bonds as of December 31, 2004 are as follows:

Issuance date:	August 20, 2003

Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)

Rate:	Interest rate of zero percent

Face value:	JPY 51,622,000,000

Issuance price:	JPY 51,880,110,000

Exchangeable price:	JPY 3,304/ADR

Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Exercise put period:	Exactly three years following the payment date
      On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADSs (the “Cash Settlement Option”). The number of ADSs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADSs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transactions between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 354,350 ADRs which brought down the exchangeable bond price to JPY3,304/ ADR.
      Contractual maturities of long-term debt outstanding as of December 31, 2004 are as follows:

			Local currency		Foreign currency
Year	Debentures		borrowings		borrowings		Total

	(in millions of Korean Won)
2006	W	1,040,012	W	49,308	W	96,273	W	1,185,593
2007		30,000		43,120		60,737		133,857
2008		552,451		42,675		69,087		664,213
2009		—		2,099		25,065		27,164
Thereafter		—		2,002		45,299		47,301

	W	1,622,463	W	139,204	W	296,461	W	2,058,128

      Details of assets pledged as collateral for short-term borrowings and long-term debt as of December 31, 2004 and 2003 are as follows:

	Financial institutions	2004		2003

		(in millions of Korean Won)
Land	Shinhan Bank and others	W	35,541	W	52,851
Buildings and structures	Kookmin Bank and others		55,120		46,540
Machinery and equipment	Industrial and Commercial Bank of China and others		54,918		8,583
Cash and cash equivalents	Kyongnam Bank and others		6,555		8,142
Trade accounts and notes receivable	Comerica Bank and others		62,900		70,574
Available-for-sale securities	Exchangeable Bond Creditor		362,818		337,589
Others(1)	Pusan municipal government and others		32,000		36,050

		W	609,852	W	560,329

(1)	The Company provided certain national treasury bonds and government municipal bonds, amounting to W31,148 million, to the Gyeongsangbuk-do provincial office as a performance guarantee in relation to the development of a waste disposal area (Note 7).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Details of loans from foreign financial institutions covered by guarantees provided by financial institutions as of December 31, 2004 and 2003 are as follows:

	2004		2003

Financial institution	Foreign currency	Won equivalent	Foreign currency	Won equivalent

	(in millions of Korean Won and in foreign currencies)
Korea Development Bank	EUR7,255,009	W10,324	EUR7,900,852	W11,872

14.	Capital Lease and Operating Lease Agreement

Capital Lease
      As of December 31, 2004, the Company acquired certain tools and vehicles under capital lease agreements, with acquisition cost amounting to W6,324 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms. The Company’s depreciation expense, with respect to the above lease agreements, for the year ended December 31, 2004 amounted to W1,347 million.
      Future minimum lease payments under capital lease agreements are as follows:

	Principal	Interest	Total

	(in millions of Korean Won)
2005	W2,103	W165	W2,268
2006	1,949	62	2,011
2007	331	4	335

	W4,383	W231	W4,614

Operating Lease
      As of December 31, 2004, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the above lease agreements, amounted to W17,521 million for the year ended December 31, 2004. Future lease payments under the above lease agreements are as follows:

(in millions of
Korean Won)

2005	W13,193
2006	3,550
2007	1,212
2008	205
2009	17

W18,177

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
15.     Accrued Severance Benefits
      The changes in the carrying value of accrued severance benefits for the year ended December 31, 2004 are as follows:

	Accrued severance	National Pension	Group severance
	benefits	Fund	insurance deposits	Total

	(in millions of Korean Won)
Beginning balance	W397,430	W(1,989)	W(232,779)	W162,662
Increase	196,853	(99)	(110,970)	85,784
Decrease	32,247	(263)	(13,961)	18,023
Foreign currency adjustment and others	(56)	—	—	(56)

Ending balance	W561,980	W(1,825)	W(329,788)	W230,367

      The Company expects to pay the following future benefits to its employees upon their normal retirement age:

	(in millions of
	Korean Won)

2005	W	3,771
2006		6,928
2007		9,107
2008		13,799
2009		15,199
2010-2014		85,928

	W	134,732

      The above amounts were determined based on the employee’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

16.	Other Liabilities
      Other liabilities as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Other current liabilities
Advances received	W	316,778	W	215,489
Unearned revenue		2,397		2,082
Others		90,468		92,275

	W	409,643	W	309,846

Other long-term liabilities
Reserve for allowance	W	10,667	W	16,553
Others		185,410		95,486

	W	196,077	W	112,039

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

17.	Commitments and Contingencies
      As of December 31, 2004, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

			Amount		Won
Grantors	Entity being guaranteed	Financial institutions	guaranteed(1)		equivalent

					(in millions of
					Korean Won)
POSCO	POSAM	Bank of America	US$	13,600,000	W	14,196
	VPS	Credit Lyonnais		821,052		857
	POS-HYUNDAI STEEL	Infrastructure Leasing and Financial Services Limited		11,463		12
	POSCO Investment Co., Ltd.	Industrial & Commercial Bank of China and others		122,845,411		128,226
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China		76,660,000		80,018
	PT POSMI STEEL Indonesia	Korea Exchange Bank		1,800,000		1,879
POSCO E & C	IBC Corporation	The Export-Import Bank
		of Korea and others		61,780,000		64,486
	Shanghai Real Estate Development Co., Ltd.	Korea Exchange Bank Shanghai branch and others		29,500,000		30,792
	POSLILAMA Steel Structure Co., Ltd.	The Export-Import Bank of Korea and others		15,000,000		15,657
Posteel Co., Ltd.	POS-THAI Service Steel Center Co., Ltd.	Sumitomo Bank and others		6,554,000		6,841
	POS-Qingdao Coil Center Co., Ltd.	Industrial Bank of Korea and others		4,000,000		4,175
	POS-Tianjin Coil Center Co., Ltd.	Shinhan Bank		3,300,000		3,445
	PT POSMI STEEL Indonesia	Korea Exchange Bank		5,400,000		5,637
	POS-HYUNDAI STEEL	Infrastructure Leasing and Financial Services Limited		22,353		23
POSCO Investment Co., Ltd.	Qingdao Pohang Stainless Steel Co., Ltd.	Bank of Tokyo-Mitsubishi		56,000,000		58,453
	SHUNDE Pohang Coated Steel Co., Ltd	Bank of Tokyo-Mitsubishi		15,000,000		15,657
	POSVINA Co., Ltd.	Shinhan Bank		1,500,000		1,566
POSCO-Japan Co., Ltd.	Fujiura Butsuryu Center Co., Ltd.	Korea Exchange Bank		JPY 500,000,000		5,060
	Fujiura Butsuryu Center Co., Ltd.	POSINVEST		610,000,000		6,174

			US$	413,794,279	W	443,154
				JPY1,110,000,000

(1)	Currencies other than US$ or JPY are translated into US$ amount.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      As of December 31, 2003, contingent liabilities for outstanding guarantees provided for the payment of loans of affiliated companies amount to W425,317 million.
      As of December 31, 2004, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount		Won
Grantors	Entity being guaranteed	Financial institutions	guaranteed		equivalent

			(in millions of Korean Won)
POSCO	Dae Kyeong Special Steel	Korea Development	W	3,454	W	3,454
	Co., Ltd.	Bank	US$	2,598,400		2,712
	DC Chemical Co., Ltd.	E1 Corporation	W	1,601		1,601
	The Siam United Steel	J-BIC	US$	8,006,478		8,357
	Zeus (Cayman)	Related creditors		JPY 51,622,000,000		522,451
POSCO E & C	Zenith	Woori Bank	W	107,429		107,429
	Humanrex	Woori Bank		49,232		49,232
	Others	Others		25,125		25,125

			W	186,841	W	720,361
			US$	10,604,878
				JPY 51,622,000,000

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      As of December 31, 2003, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount		Won
Grantors	Entity being guaranteed	Financial institutions	guaranteed		equivalent

			(in millions of Korean Won)
POSCO	S U S	J-BIC	US$	10,000	W	11,978
	Dae Kyeong Special	Korea Development		3,249		3,892
	Steel Co., Ltd.	Bank	W	4,318		4,318
	DC Chemical Co., Ltd.	LG-Caltex Gas		1,921		1,921
	Zeus	Related creditors	JPY	51,622,000		577,960
POSCO E & C	Zenith	Woori Bank	W	94,500		94,500
	Keumseki Distribution Co., Ltd.	Hansol Mutual Savings Bank and others		45,000		45,000
	Humanrex	Woori Bank		44,290		44,290
	Iron City Co., Ltd. and Others	Samsung Life Insurance Company and others		28,365		28,365
	WorldView Co., Ltd.	Hana Bank		12,337		12,337

			US$	13,249	W	824,561
			JPY	51,622,000
			W	230,731

      The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of three to ten years and provide for periodic price adjustments to the market price. As of December 31, 2004, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under such long-term contracts.
      The Company paid US$159,600,000 on behalf of POSVEN on June 21, 2002, an affiliate which is 60.00% owned by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000. As of December 31, 2003, the payment amounting to W236,858 million made on behalf of POSVEN, recorded as other investment assets was fully provided with an allowance for doubtful accounts of the same amount.
      During the year ended December 31, 2004, due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to W108 billion and expecting liquidation dividend receivables amounting to W15.8 billion as other investment assets and other account receivables (Note 5).
      POSCO entered into a contract on the usage of bulk carriers with Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2011.
      On July 1, 2004, the Company updated its August 14, 2003 agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in 2005.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      As of December 31, 2004, POSCO has a bank overdraft agreement with Woori Bank and other six banks amounting to W200,000 million as of December 31, 2004. In addition, POSCO entered into a credit purchase loan agreement with Industrial bank of Korea and other nine banks for credit lines up to W300,000 million. POSCO has 46 promissory notes, including a blank promissory note, with the Korea Development Bank, as collaterals for loans from foreign financial institutions. POSCO has entered into an agreement with Woori Bank amounting to US$700 million for opening letter of credit and document against acceptance and document against payment transactions in relation to trade as of December 31, 2004.
      POSCO E & C has a bank overdraft agreement with Woori Bank and other banks amounting to W35,000 million as of December 31, 2004. POSCO E & C has provided nine blank promissory notes and 21 other notes, with amounts equivalent to approximately W437,013 million, to other financial institutions as collateral for agreements and outstanding loans. In addition, POSCO E&C has provided five blank check and other checks, with amounts equivalent to approximately W2,500 million as collateral for agreements and outstanding loans. POSCO E & C has provided performance guarantee to Samsung Corporation amounting to W1,209,310 million.
      As of December 31, 2004, Posteel Co., Ltd. has an unsettled document against acceptance and JPY629 million and US$59 million. In addition, an unsettled document against payment balances in relation to exports amounting to JPY48 million and US$164 thousand. Posteel Co., Ltd. has entered into local credit agreements, up to W421,247 million with Hana Bank of which W280,744 million remains unused as of December 31, 2004.
      As of December 31, 2004, POSCON Co., Ltd. has a credit purchase loan agreement with Shinhan Bank and other banks for credit line up to W6,000 million. POSCON Co., Ltd. has entered into an agreement with Shinhan Bank and other banks amounting to US$15 million for opening letter of credit in relation to trade.
      As of December 31, 2004, Pohang Coated Steel Co., Ltd. has provided a blank promissory note to Korea Zinc Company Ltd. as a guarantee for the repayment of loan, and has an outstanding balance of discounted notes amounting to W7,893 million.
      As of December 31, 2004, POSCO Machinery & Engineering Co., Ltd. has entered into an agreement with Shinhan Bank amounting to US$3 million for opening letter of credit in relation to trade.
      POSDATA Co., Ltd. has an outstanding balance of discounted notes amounting to W362 million and two outstanding balance of endorsed notes amounting to W822 million as of December 31, 2004. In addition, POSDATA Co., Ltd. has provided one note to Hewlett-Packard Korea for an outstanding lease agreement. POSDATA Co., Ltd. entered into a credit purchase loan agreement with Woori Bank for credit lines up to W30,000 million.
      As of December 31, 2004, Changwon Specialty Steel Co., Ltd. has entered into loan agreement, secured by trade accounts receivables, with Woori Bank amounting to W30,000 million. Changwon Sepcialty Steel Co., Ltd. has entered into an agreement with Korea First Bank and four other banks amounting to US$55 million and W10,000 million for opening letter of credit, and W10,000 million in relation to trade as of December 31, 2004.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

18.	Capital Surplus
      Capital surplus as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Additional paid-in capital	W	463,825	W	463,825
Revaluation surplus		3,213,414		3,213,414
Others		218,139		151,534

	W	3,895,378	W	3,828,773

19.	Retained Earnings
      Retained earnings as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Appropriated
Legal reserve	W	241,201	W	241,201
Appropriated retained earnings for business stabilization		918,300		918,300
Other legal reserve		880,000		746,667
Voluntary reserve		7,341,899		6,263,545
Unappropriated		3,469,718		1,705,367

	W	12,851,118	W	9,875,080

Legal Reserve
      The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

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

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

Additional Losses of Minority Interest
      Accumulated deficit of SEO MUEUN Development Inc. and POSLILAMA Steel Structure Co., Ltd., an affiliates included in the consolidated financial statements, resulted in losses in excess of minority interest amounting to W13,205 million for the year ended December 31, 2004 (2003: W3,164 million). The additional losses are deducted from the consolidated retained earnings to be charged to the controlling company. The Company plans to add any profits resulting from SEO MUEUN Development Inc. and POSLILAMA Steel Structure Co., Ltd. to the controlling company’s equity until they recover the amount of losses in excess of minority interest.

Dividends
      The Company declared interim dividends, which were approved through a resolution of the Board of Directors on July 23, 2004. Details of interim and year-end dividends for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004		2003		2002

	(in millions of Korean Won)
Interim cash dividends:
Number of shares		80,707,945		81,648,519		81,683,875
Dividend ratio		30%		20%		10%
Dividend amount	W	121,062	W	81,649	W	40,842

	2004		2003		2002

	(in millions of Korean Won)
Year-end cash dividends:
Number of shares		80,503,664		80,707,945		81,738,519
Dividend ratio		130%		100%		60%
Dividend amount	W	523,274	W	403,540	W	245,216

      Details of the dividend payout ratio and dividend yield ratio for the years ended December 31, 2004 and 2003 are as follows:

	2004		2003		2002

	Dividend	Dividend	Dividend	Dividend	Dividend	Dividend
	payout ratio	yield ratio	payout ratio	yield ratio	payout ratio	yield ratio

Common shares	16.89%	4.28%	24.31%	3.68%	26.26%	2.85%

20.	Capital Adjustments
      Capital adjustments as of December 31, 2004 and 2003 consist of the following:

	2004		2003

	(in millions of Korean Won)
Treasury stock	W	(680,144)	W	(838,169)
Valuation loss on investment securities		(486,502)		(538,435)
Cumulative foreign currency translation adjustment		15,912		142,463
Others		—		4,153

	W	(1,150,734)	W	(1,229,988)

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      For the stabilization of the stock price, retirement of stock and completion of privatization, POSCO repurchased 5,771,161 shares of its own common stock amounting to W579,030 million and 912,010 shares of specified money in trust amounting to W101,114 million as of December 31, 2004. The treasury stock is carried at acquisition cost.
      POSCO restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, in accordance with the law on welfare for the laborers, POSCO decided to contribute 1,557,211 and 17,828 shares of its treasury stock to the association of employee stock ownership on July 26, 2004 and December 21, 2004 according to the resolution of the Board of Directors on July 23, 2004 and December 17, 2004, respectively, with the differences between the fair value and the proceeds being charged to welfare expenses.
      Details of treasury stock for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004			2003			2002

	Shares	Amount		Shares	Amount		Shares	Amount

		(in millions of Korean Won and thousands of share)
Beginning balance	8,258	W	838,169	9,043	W	915,995	11,966	W	1,185,404
Decrease, net	(1,575)		(158,025)	(785)		(77,826)	(2,923)		(269,409)

Ending balance	6,683	W	680,144	8,258	W	838,169	9,043	W	915,995

21.	Stock Appreciation Rights
      POSCO granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant

Before the modifications(1):
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares
Exercise price	W98,400 per share	W135,800 per share	W115,600 per share	W102,900 per share	W151,700 per share
After the modifications(1):
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004
Exercise price	W98,900 per share	W136,400 per share	W116,100 per share	W102,900 per share	W151,700 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares
Number of shares cancelled	19,409 shares	—	—	—	—
Number of shares exercised	138,676 shares	—	—	—	—
Number of shares outstanding	295,491 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares
Exercise period	July 24, 2003 -	April 28, 2004 -	Sept. 19, 2004 -	April 27, 2005 -	July 24, 2006
	July 23, 2008	April 27, 2009	Sept. 18, 2009	April 26, 2010	July 23, 2011
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(1)	The company changed the number of shares granted and the exercise price as presented above, in accordance with the resolution of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      POSCO applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are accounted as other long-term liabilities and amortized over the vesting period of the stock grants.
      The compensation costs for stock appreciation rights granted to employees and executives recognized for the year ended December 31, 2004 and for the future periods are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		Total

	(in millions of Korean Won)
Prior periods	W	13,428	W	770	W	489	W	2,349	W	—	W	17,036
Current period		12,723		2,080		973		7,314		1,695		24,785
Future periods		—		—		—		1,820		5,953		7,773

	W	26,151	W	2,850	W	1,462	W	11,483	W	7,648	W	49,594

      The following table summarizes information about appreciation rights granted and expense recognized at the award date:

	2004			2003

	Number of stock	Weighted-average		Number of stock	Weighted-average
	appreciation	exercise price per		appreciation	exercise price per
Stock appreciation rights outstanding,	rights	share		rights	share

	(in Korean Won)
Beginning of year	638,598	W	103,681	570,000	W	103,001
Granted	218,600		151,700	141,500		102,900
Exercised	(119,888)		98,900	(18,788)		98,900
Canceled	—		—	(9,221)		98,900
Forfeited	(15,303)		117,973	(44,893)		95,565

Stock appreciation rights outstanding, end of year	722,007	W	118,711	638,598	W	103,681

Exercisable at the year end	456,885	W	104,865	421,979	W	98,900

Weighted-average fair value at grant date		W	110,179		W	95,641

      The following table summarizes information about stock appreciation rights outstanding at December 31, 2004:

	Appreciation rights outstanding

		Weighted-average	Weighted-average
		remaining	exercise price per
Exercise prices	Shares	contractual Life	share

			(in Korean Won)
98,900	295,491	3.56 years	W	98,900
136,400	55,896	4.32 years		136,400
116,100	20,495	4.72 years		116,100
102,900	135,897	5.32 years		102,900
151,700	214,228	6.56 years		151,700

	722,007	4.87 years	W	118,711

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

22.	Derivatives
      The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to economically hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2004 and related contracts outstanding as of December 31, 2004 are as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gains		losses		gains		losses

				(in millions of Korean Won)
POSCO	Currency swap	Trading	Citibank and others	W	—	W	—	W	683	W	—
	Nickel forward	Trading	Sempra Metals., Ltd.		—		—		2,800		5,980
	Future exchange	Trading	CALYON		6		—		597		1,092
POSCO E & C	Currency forward	Trading	Citibank and others		9,588		2,646		4,900		1,499
Posteel Co., Ltd.	Currency forward	Trading	KorAm Bank		—		—		328		694
Pohang Coated Steel Co., Ltd.	Currency forward	Trading	Shinhan Bank		—		—		3,106		67
Changwon Specialty Steel Co., Ltd.	Currency forward	Trading	Korea First Bank		—		—		38		—

				W	9,594	W	2,646	W	12,452	W	9,332

      The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2003 and related contracts outstanding as of December 31, 2003 are as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gains		losses		gains		losses

				(in millions of Korean Won)
POSCO	Currency swap	Fair market value hedge(1)	Citibank and others	W	—	W	29,693	W	—		—
POSCO	Currency forward	Trading	The Bank of New York		—		—		451		—
POSCO	Nickel forward	Cash flow hedge	Sempra Metal., Ltd.		4,153		—		—		—
POSCO E & C	Currency forward	Fair market value hedge(1)	Citibank and others		2,646		1,066		936		124
Posteel Co., Ltd.	Currency forward	Trading	Hana Bank		12		22		305		329
Pohang Coated Steel Co., Ltd.	Currency forward	Trading	Shinhan Bank		189		—		789		1,180
Changwon Specialty Steel Co., Ltd.	Currency forward	Fair market value hedge(1)	Korea First Bank		2		—		—		27

				W	7,002	W	30,781	W	2,481	W	1,660

(1)	Accounted for as trading, since the criteria for hedge accounting are not met.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2002 and related contracts outstanding as of December 31, 2002 are as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gains		losses		gains		losses

				(in millions of Korean Won)
POSCO	Currency swap	Fair market value hedge	Citibank and others	W	—	W	11,775	W	—	W	—
POSCO	Currency forward	Cash flow hedge and trading	Bank of America		—		—		—		2,796
POSCO E & C	Currency forward	Fair market value hedge(1)	Citibank		569		—		1,884		54
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank		—		—		14		6
POSCO Refractories & Environment (POSREC)	Currency forward	Trading	The Korea Development Bank		—		—		26		48
Pohang Coated Steel Co., Ltd.	Currency forward	Trading	Shinhan Bank		—		—		11,236		472

				W	569	W	11,775	W	13,160	W	3,376

(1)	Accounted for as trading, since the criteria for hedge accounting are not met.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

23.	Selling and Administrative Expenses
      Selling and administrative expenses for the years ended December 31, 2004, 2003 and 2002 consist of the following:

	2004		2003		2002

	(in millions of Korean Won)
Transportation and storage	W	493,790	W	445,723	W	404,771
Salaries		149,153		142,400		130,226
Welfare		103,637		75,730		62,002
Depreciation and amortization		68,145		65,384		72,049
Research and development expenses (Note 10)		70,949		56,825		40,627
Fees and charges		76,710		54,662		53,417
Advertising		49,381		40,681		36,886
Severance benefits		25,051		21,217		16,058
Stock compensation expense (Note 21)		24,785		18,894		6,497
Sales commissions		18,286		18,759		18,324
Travel		18,530		16,075		14,822
Rent		17,287		12,554		12,430
Training		11,765		11,835		10,919
Taxes and public dues		13,661		11,534		8,072
Repairs		20,047		9,159		8,149
Provision for doubtful accounts		53,671		8,955		6,410
Sales promotions		6,474		6,333		5,769
Vehicle expenses		6,509		5,983		5,828
Entertainment		6,444		5,796		6,595
Office supplies		8,103		5,660		6,819
Membership fees		5,391		5,294		5,590
Communications		3,420		3,823		3,767
Subscriptions and printing		4,051		3,757		3,072
Insurance		4,883		2,572		1,844
Utilities		1,860		1,864		1,733
Others		30,944		24,001		24,115

	W	1,292,927	W	1,075,470	W	966,791

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

24.	Donations
      Donations contributed by the Company for the years ended December 31, 2004, 2003 and 2002 consist of the following:

	2004		2003		2002

	(in millions of Korean Won)
POSCO Educational Foundation	W	39,500	W	38,800	W	37,800
Pohang University of Science and Technology		32,479		2,267		3,000
POSCO welfare Fund		58,000		—		—
Support for local community and others		39,567		62,124		9,347

	W	169,546	W	103,191	W	50,147

25.	Income Taxes
      The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004, 2003 and 2002, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.
      Income tax expense for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	2004		2003		2002

	(in millions of Korean Won)
Current income tax	W	1,542,480	W	746,482	W	527,381
Deferred income tax		(40,834)		(16,212)		(129,076)

	W	1,501,646	W	730,270	W	398,305

      POSAM and 16 other overseas subsidiaries recorded taxes payable for the year ended December 31, 2004 as income tax expense in accordance with the applicable tax laws.
      The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	2004		2003		2002

	(in millions of Korean Won)
Net income before income tax expense	W	5,342,910	W	2,747,270	W	1,507,437
Statutory tax rate (%)		29.70		29.70		29.70

Income tax expense computed at statutory rate		1,586,844		815,939		447,709
Tax credit of POSCO		(161,939)		(99,109)		(87,628)
Others, net		76,741		13,440		38,224

Income tax expense	W	1,501,646	W	730,270	W	398,305

Effective rate (%)		28.11		26.58		26.42

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

26.	Basic and Diluted Earnings Per Share and Basic and Diluted Ordinary Income Per Share
      Basic earnings and ordinary income per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

		Number
	Number of	of days		Weighted number
Period	shares issued	outstanding		of shares

Beginning(1)	80,707,945	366		29,539,107,870
Acquisition and disposal of treasury stock, net	204,281	—	(2)	46,754,748

				29,585,862,618

(1)	Beginning number of common shares excludes 8,258,210 treasury shares.

(2)	The Company retired 204,281 treasury shares during the year ended December 31, 2004 and for the computation of weighted average number of common shares outstanding, the number of treasury shares was included.

Period	Weighted-average number of common shares
2004	29,585,862,618 ÷ 366 = 80,835,690

Period	Weighted-average number of common shares
2003	29,741,526,418 ÷ 365 = 81,483,634

Period	Weighted-average number of common shares
2002	29,905,210,535 ÷ 365 = 81,932,084
      Ordinary income per share for the years ended December 31, 2004, 2003 and 2002 are calculated as follows:

	2004		2003		2002

	(in millions of Korean Won
	except for per share amount)
Ordinary income	W	3,811,843	W	1,995,983	W	1,089,288
Weighted-average number of shares of common stock		80,835,690		81,483,634		81,932,084

Ordinary income per share	W	47,155	W	24,496	W	13,295

      Earnings per share for the years ended December 31, 2004, 2003 and 2002 are calculated as follows:

	2004		2003		2002

	(in millions of Korean Won
	except for per share amount)
Net income	W	3,814,225	W	1,995,983	W	1,089,288
Weighted-average number of shares of common stock		80,835,690		81,483,634		81,932,084

Earnings per share	W	47,185	W	24,496	W	13,295

Diluted Earnings Per Share
      Diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of December 31, 2004, 2003 and 2002.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

27.	Foreign Currency Translation
      Monetary assets and liabilities denominated in foreign currencies as of December 31, 2004 and 2003 are as follows:

	2004				2003

	Foreign currency(3)		Won equivalent		Foreign currency(3)	Won equivalent

	(in millions of Korean Won, except for foreign currencies)
Assets:
Cash and cash equivalents(1)	US$	37,006,990	W	38,628	80,818,103	W	96,804
	JPY	842,262		9	17,130,996,104		191,799
	EUR	—		—	19,659		30
	Overseas subsidiaries	208,988,625		218,143	172,176,896		206,234
Trade accounts and notes receivable	US$	316,354,184		330,210	205,789,975		246,495
	JPY	4,187,608,143		42,382	1,998,415,701		22,374
	EUR	656,582		934	3,322,846		4,993
	Overseas subsidiaries	303,790,888		317,097	200,952,723		240,701
Other accounts and notes receivable	US$	263,248,710		274,779	30,522,047		36,559
	JPY	10,284,822		104	4,608,464		52
	Overseas subsidiaries	7,989,116		8,339	2,916,498		3,493
Short-term & Long-term loans	US$	—		—	1,900,000		2,276
	Overseas subsidiaries	69,420,557		72,461	97,664,714		116,982
Long-term trade accounts and notes receivable	Overseas subsidiaries	70,513		74	70,513		84
Investment securities(2)	US$	1,000,000		1,044	10,482,213		12,556
	Overseas subsidiaries	24,079,162		25,134	29,374,172		35,184
Guarantee deposits	US$	442,769		462	535,696		642
	Overseas subsidiaries	1,262,109		1,317	1,571,166		1,882

	US$	1,233,653,623	W	1,331,117	834,774,716	W	1,219,140
	JPY	4,198,735,227			19,134,020,269
	EUR	656,582			3,342,505

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

	2004				2003

	Foreign currency(3)		Won equivalent		Foreign currency(3)	Won equivalent

	(in millions of Korean Won, except for foreign currencies)
Liabilities:
Trade accounts and note payable	US$	263,248,710	W	274,779	163,706,585	W	196,088
	JPY	529,399,734		5,358	2,222,139,387		24,879
	EUR	5,133,029		7,304	130,245,785		195,705
	Overseas subsidiaries	105,708,151		110,338	108,186,414		129,586
Other accounts and notes payable	US$	7,276,448		7,595	820,897		983
	JPY	274,651,006		2,780	37,853,352		424
	EUR	356,769		508	—		—
	Overseas subsidiaries	413,973		432	16,965,921		20,322
Accrued expenses	US$	216,422,509		225,902	111,607,366		133,683
	Overseas subsidiaries	10,280,795		10,731	10,764,620		12,894
Short-term borrowings	US$	15,208,564		15,875	500,918		600
	Overseas subsidiaries	498,460,078		520,292	472,741,791		566,250
Withholdings	US$	5,110,728		5,335	2,171,835		2,601
	JPY	36,654,000		371	—		—
	EUR	4,788,294		6,814	2,144,806		3,223
	Overseas subsidiaries	538,686		562	1,074,512		1,287
Long-term debt(2,4)	US$	461,715,000		481,938	640,605,000		767,317
	JPY	81,622,000,000		826,072	81,187,477,671		908,975
Foreign currency loans(4)	JPY	3,183,662,414		32,221	5,500,535,906		61,584
	Overseas subsidiaries	245,645,137		256,404	141,410,774		169,382
Loans from foreign financial institutions(4)	US$	23,443,359		24,470	183,032,109		219,236
	JPY	—		—	942,165,425		10,548
	EUR	25,401,970		36,146	29,357,589		44,113
	Overseas subsidiaries	26,278		28	—		—

	US$	1,853,498,416	W	2,852,255	1,853,588,742	W	3,469,680
	JPY	85,646,367,154			89,890,171,741
	EUR	35,680,062			161,748,180

(1)	Cash and cash equivalents, short-term financial instruments and long-term financial instruments are included.

(2)	Represented at face value, except for marketable available-for-sale securities.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

(3)	Currencies other than US$, JPY, and EUR have been converted into US$ and the amounts of overseas subsidiaries are converted into US$.

(4)	Includes current portion of long-term debt.
      Losses on foreign currency translation of other monetary assets and liabilities for the years ended December 31, 2004, 2003 and 2002 are W17,407 million, W118,231 million and W28,768 million, respectively. Gains on foreign currency translation of other monetary assets and liabilities for the years ended December 31, 2004, 2003 and 2002 are W177,889 million, W6,415 million, W128,844 million, respectively.

28.	Related Party Transactions
      Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2004, 2003 and 2002, and the related account balances as of December 31, 2004 and 2003, are as follows:

	Sales and others(1)						Purchases and others(1)

Company	2004		2003		2002		2004		2003		2002

	(in millions of Korean Won)
POSCO E & C	W	9,317	W	4,834	W	3,089	W	891,474	W	314,456	W	863,525
Posteel Co., Ltd.		919,618		870,792		1,431,012		67,193		35,681		2,969
POSCON Co., Ltd.		139		72		40		194,847		167,642		146,872
Pohang Coated Steel Co., Ltd.		303,425		251,137		233,474		271		1,576		1,279
POSCO Machinery & Engineering Co., Ltd.		5,001		65		67		116,424		102,099		87,852
POSDATA Co., Ltd.		989		857		753		209,839		206,562		167,782
POSCO Research Institute		—		—		—		13,203		11,694		10,232
Seung Kwang Co., Ltd.		—		—		—		35		60		4
POS-AC Co., Ltd.		517		450		408		20,980		9,150		14,054
Changwon Specialty Steel Co., Ltd.		31		77		417		75,984		57,557		62,141
POSCO Machinery Co., Ltd.		116		126		40		95,892		80,908		72,194
POSAM		33,446		—		—		—		107		473
POSA		1,115		—		—		41,673		157,641		72,714
POSCAN		—		—		—		56,143		39,664		41,932
POA		573,772		367,998		149,590		146,016		111,889		68,047
POSCO-Japan Co., Ltd.(3)		409,845		226,276		114,561		30,846		10,922		7,066
Zhangjiagang Pohang Stainless Steel Co., Ltd.		714,832		349,723		29		—		—		—
POSTECH Venture Capital Co., Ltd.		59		54		50		—		—		10
POSCO Refractories & Environment		137		122		36		173,917		154,404		149,185
Others		86,821		33,110		916		—		—		1,211

	W	3,059,180	W	2,105,693	W	1,934,482	W	2,134,737	W	1,462,012	W	1,769,542

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

	Receivables(2)				Payables(2)

Company	2004		2003		2004		2003

	(in millions of Korean Won)
POSCO E & C	W	82,889	W	247	W	237,283	W	29,888
Posteel Co., Ltd.		122,260		46,543		1,876		5
POSCON Co., Ltd.		15,172		3		43,050		20,297
Pohang Coated Steel Co., Ltd.		43,021		23,613		1		169
POSCO Machinery & Engineering Co., Ltd.		2,270		6		27,879		13,858
POSDATA Co., Ltd.		442		1		30,782		28,370
POSCO Research Institute		—		—		7,224		4,006
Seung Kwang Co., Ltd.		2,038		477		—		1
POS-AC Co., Ltd.		—		—		663		330
Changwon Specialty Steel Co., Ltd.		1		65		6,692		7,580
POSCO Machinery Co., Ltd.		4,300		2		19,767		10,477
POSA		24		17		—		4,618
POSCAN		16		17		—		4,074
POA		29,866		6,492		4,730		5,605
POSCO-Japan Co., Ltd.		18,751		5,153		1,722		111
Zhangjiagang Pohang Stainless Steel Co., Ltd.		16,486		10,770		—		—
POSTECH Venture Capital Co., Ltd.		—		—		—		—
POSCO Refractories & Environment		19		5		23,526		17,263
Others		11		91		—		—

	W	337,566	W	93,502	W	405,195	W	146,652

(1)	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

(2)	Receivables include trade accounts receivable and other accounts receivable; payables include trade accounts payable and other accounts payable.

(3)	Includes transaction with PIO, which was merged into POSCO-Japan Co., Ltd. during the year ended December 31, 2004.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2004, 2003 and 2002, and related account balances as of December 31, 2004 and 2003, are as follows:

	Sales and others(1)						Purchases and others(1)

Company	2004		2003		2002		2004		2003		2002

	(in millions of Korean Won)
KOBRASCO	W	—	W	—	W	—	W	104,848	W	99,498	W	94,038
UPI		365,362		239,294		291,528		—		16		—
POSCHROME		—		—		—		51,820		33,267		22,937
Shunde Xingpu Steel Center Co., Ltd		—		219		—		—		—		—
eNtoB Corporation		—		—		—		131,377		69,072		15,383
POSVINA Co., Ltd.		12,599		7,281		—		—		—		—
POSMMIT		7,655		480		—		—		—		—
MIDUS Information Technologies Co., Ltd.		—		—		—		15		99		—
PT POSMI STEEL Indonesia (POSMI)		5		—		—		—		—		—

	W	385,621	W	247,274	W	291,528	W	288,060	W	201,952	W	132,358

	Receivables(2)				Payables(2)

Company	2004		2003		2004		2003

	(in millions of Korean Won)
KOBRASCO	W	—	W	—	W	2,584	W	6,145
eNtoB Corporation		—		—		3,286		3,029
POSVINA Co., Ltd.		—		4		—		—

	W	—	W	4	W	5,870	W	9,174

(1)	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

(2)	Receivables include trade accounts receivable and other accounts receivable; payables include trade accounts payable and other accounts payable.
      Eliminations of inter-company revenues and expenses for the year ended December 31, 2004 are as follows:

	Millions of			Millions of
Revenues	Korean Won		Expenses	Korean Won

Sales	W	5,982,359	Cost of goods sold	W	5,849,925
Interest income		2,242	Interest expense		2,272
Rental income		727	Selling and administrative expenses		120,428
Others		3,693	Others		16,396

	W	5,989,021		W	5,989,021

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Eliminations of inter-company revenues and expenses for the year ended December 31, 2003 are as follows:

	Millions of			Millions of
Revenues	Korean Won		Expenses	Korean Won

Sales	W	4,115,235	Cost of goods sold	W	4,007,975
Interest income		485	Interest expense		495
Rental income		612	Selling and administrative expenses		109,011
Others		3,023	Others		1,874

	W	4,119,355		W	4,119,355

      Eliminations of inter-company revenues and expenses for the year ended December 31, 2002 are as follows:

	Millions of			Millions of
Revenues	Korean Won		Expenses	Korean Won

Sales	W	4,610,052	Cost of goods sold	W	4,493,261
Interest income		1,654	Interest expense		1,678
Rental income		594	Selling and administrative expenses		88,482
Others		2,798	Others		31,677

	W	4,615,098		W	4,615,098

      Eliminations of significant inter-company receivables and payables for the years ended December 31, 2004 and 2003 are as follows:

	2004		2003			2004		2003

	(in millions of Korean Won)					(in millions of Korean Won)
Trade accounts and notes payable	W	412,421	W	213,137	Trade accounts and notes receivable	W	676,744	W	361,569
Short-term borrowings		19,959		38,434	Short-term loans		20,628		1,198
Other accounts and notes payable		265,881		101,846	Other accounts and notes receivable		296		12,658
Long-term debt		50,435		26,927	Long-term loans		51,032		34,353
Other liabilities		114,934		100,202	Other assets		114,930		70,768

	W	863,630	W	480,546		W	863,630	W	480,546

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

29.	Segment and Regional Information
      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2004:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Statement of income:
External customers	W	22,624,977	W	2,986,345	W	4,344,090	W	(5,982,359)	W	23,973,053
Less: Inter-segment		(3,322,773)		(626,579)		(2,033,007)		5,982,359		—

	W	19,302,204	W	2,359,766	W	2,311,083	W	—	W	23,973,053

Balance sheet:
Inventories	W	2,534,497	W	72,463	W	515,567	W	(57,006)	W	3,065,521
Investments		4,087,223		282,491		633,453		(2,298,629)		2,704,538
Property, plant and equipment		10,189,473		230,082		586,270		(565,534)		10,440,291
Intangible assets		410,170		1,515		97,100		(12,470)		496,315
      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2003:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Statement of income:
External customers	W	16,503,386	W	2,384,952	W	3,016,135	W	(4,115,236)	W	17,789,237
Less: Inter-segment		(2,241,755)		(599,615)		(1,273,866)		4,115,236		—

	W	14,261,631	W	1,785,337	W	1,742,269	W	—	W	17,789,237

Balance sheet:
Inventories	W	1,867,743	W	51,638	W	160,389	W	(11,399)	W	2,068,371
Investments		4,056,692		308,349		501,454		(2,039,817)		2,826,678
Property, plant and equipment		9,549,746		206,416		612,625		(523,010)		9,845,777
Intangible assets		402,439		2,351		79,593		(9,887)		474,496

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2002:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Statement of income:
External customers	W	13,593,010	W	2,584,532	W	2,787,428	W	(4,610,052)	W	14,354,918
Less: Inter-segment		(2,076,385)		(686,250)		(1,847,417)		4,610,052		—

	W	11,516,625	W	1,898,282	W	940,011	W	—	W	14,354,918

Balance sheet:
Inventories	W	1,470,931	W	26,933	W	193,871	W	(20,289)	W	1,671,446
Investments		3,908,130		295,959		557,102		(1,898,578)		2,862,613
Property, plant and equipment		10,068,549		217,739		594,364		(556,078)		10,324,574
Intangible assets		391,271		3,444		83,002		(2,905)		474,812
      Substantially all of the Company’s operations are for the production of steel products. Net sales and non-current assets by geographic area as of and for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004

			Non-current
	Sales		assets

	(in millions of Korean Won)
Korea	W	16,738,372	W	15,295,486
Japan		1,163,541		84,640
China		3,315,789		813,798
Asia/ Pacific, excluding Japan and China		1,257,108		108,119
North America		529,080		153,919
Others		969,163		61,815
Consolidation adjustments		—		(2,876,633)

	W	23,973,053	W	13,641,144

	2003

			Non-current
	Sales		assets

	(in millions of Korean Won)
Korea	W	12,100,326	W	12,146,239
Japan		770,765		55,430
China		2,706,120		613,078
Asia/ Pacific, excluding Japan and China		1,078,675		130,410
North America		311,529		162,198
Others		821,822		39,596

	W	17,789,237	W	13,146,951

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003

	2002

			Non-current
	Sales		assets

	(in millions of Korean Won)
Korea	W	9,531,423	W	12,853,344
Japan		650,029		43,110
China		2,088,735		369,075
Asia/ Pacific, excluding Japan and China		1,069,432		236,359
North America		473,289		142,238
Others		542,010		17,873

	W	14,354,918	W	13,661,999

      Condensed consolidated balance sheets categorized by types of business are as follows:

	2004

	Non-financial		Financial
	Institution		Institution

	(in millions of Korean Won)
Asset
Current asset	W	10,484,417	W	19,247
Non-current asset		13,581,551		168,593
Investment assets		2,645,019		168,518
Property, plant and equipment		10,440,265		26
Intangible assets		496,267		49

Total assets		24,065,968		187,840

Liabilities
Current liabilities		4,923,870		87,641
Non-current liabilities		2,757,773		31,351

Total liabilities		7,681,643		118,992

Shareholders’ equity
Common stock		482,403		52,908
Capital surplus		3,894,235		—
Retained earnings		12,854,385		19,859
Capital adjustments		(1,152,868)		(3,919)
Minority interest		306,170		—

Total liabilities and shareholders’ equity		16,384,325		68,848

	W	24,065,968	W	187,840

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Condensed consolidated statements of income categorized by types of business are as follows:

	2004

	Non-financial		Financial
	Institution		Institution

	(in millions of Korean Won)
Sales	W	23,966,264	W	6,848
Cost of goods sold		(17,358,582)		(2,280)
Selling and administrative expense		(1,290,280)		(2,493)

Operating income		5,317,402		2,075
Non-operating income		829,000		5,840
Non-operating expenses		(806,897)		(3,341)

Ordinary income		5,339,505		4,574
Extraordinary income		3,388		—
Extraordinary expense		—		—

Net income before income tax expense and minority interest		5,342,893		4,574
Income tax expense		(1,501,195)		(451)

Net income before minority interest		3,841,698		4,123
Minority interest in income of consolidated subsidiaries		(26,955)		—

Net income	W	3,814,743	W	4,123

30.     Operating Results for the Final Interim Period
      Significant operating results for the three-month period ended December 31, 2004 are as follows:

	(in millions of Korean Won,
	except per share amount)

Sales	W	6,748,462
Cost of sales		4,708,064
Operating income		1,656,003
Net income		1,175,618
Ordinary income per share		19,755
Net income per share		14,602
31.     Reclassification of Prior Year Financial Statement Presentation
      Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified to conform to the 2004 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.
32.     Events Subsequent to the Issuance of the Auditor’s Report
      On February 3, 2005, the Company decided to purchase 1,743,730 shares of its own stock from the market during the period from February 7, 2005 to May 6, 2005.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
Reconciliation to U.S. Generally Accepted Accounting Principles
      The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2003 and 2004 and net income for the three year periods then ended to the extent described below.
      A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.

33.	Significant Differences between Korean GAAP and U.S. GAAP
(a) Reconciliation of net income from Korean GAAP to U.S. GAAP

	2004		2003		2002

	(in millions of Korean Won and
	thousands of US Dollar)
Net income under Korean GAAP	W	3,814,225	W	1,995,983	W	1,089,288
Adjustments:
Property, plant and equipment:
Fixed asset revaluation		26,428		26,351		28,667
Capitalized costs		47,458		16,187		64,890
Capitalized repairs		(9,422)		(9,721)		(11,466)
Impairment loss on investment securities		(557,615)		(22,557)		(177,532)
Others, net		4,270		(8,773)		(5,448)
Income tax effect		134,870		(442)		30,017

		(354,011)		1,045		(70,872)

Net income as adjusted in accordance with U.S. GAAP	W	3,460,214	W	1,997,028	W	1,018,416

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP	W	42,806	W	24,508	W	12,430

Weighted-average shares outstanding		80,835,690		81,483,634		81,932,084

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
(b) Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP

	2004		2003		2002

	(in millions of Korean Won and
	thousands of US Dollar)
Shareholders’ equity before minority interest under Korean GAAP(1)	W	16,386,056	W	13,249,567	W	11,819,646
Minority interest		(307,891)		(293,299)		(279,165)

		16,078,165		12,956,268		11,540,481

Adjustments:
Property, plant and equipment:
Fixed asset revaluation		(195,044)		(221,472)		(247,823)
Capitalized costs		270,827		223,369		207,182
Capitalized repairs		9,036		18,458		28,179
Impairment loss on investment securities		(48,399)		(36,732)		(191,435)
Others, net		(4,127)		(8,397)		376
Income tax effect		169,387		34,517		44,031
Deferred taxes related to OCI		(71,788)		52,306		82,734

		129,892		62,049		(76,756)

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP	W	16,208,057	W	13,018,317	W	11,463,725

(1)	As indicated in note 2, the Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. The balance sheet as of December 31, 2002, was restated in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, decreased by W245,216 million and the balance of retained earnings increased by same amount as of December 31, 2002.
(c) Fixed asset revaluation
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
(d) Capitalized costs
      Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized as of December 31, 2004, 2003 and 2002 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to W20,611 million in 2004, 2003 and 2002, respectively.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      In addition, effective from the period beginning after December 31, 2002, under Korean GAAP, interest costs that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use are generally expensed as incurred, except when certain criteria are met for capitalization. The Company has adopted this application and expensed financing costs subject to the capitalization. Under U.S. GAAP, the Company is required to capitalize the amount that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use. Capital projects that have had their progress halted would suspend the capitalization of interest and would also delay the accumulation of depreciation during the suspense period.
      Capitalized interest for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004		2003		2002

	(in millions of Korean Won)
Capitalized interest	W	84,948	W	54,386	W	64,788
Depreciation of capitalized interest		(55,871)		(54,857)		(73,254)

Net income impact	W	29,077	W	(471)	W	(8,466)

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
      U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(in millions of Korean Won)
Net income impact	W(2,230)	W(3,953)	W12,347

(e) Capitalized repairs
      Under Korean GAAP, repair costs associated with the Company’s furnaces are expensed as incurred, regardless of the nature of the expenditure. U.S. GAAP requires that repairs that extend an asset’s useful life or significantly increase its value be capitalized when incurred and depreciated. Routine maintenance and repairs are expensed as incurred. No repair costs have been capitalized as of December 31, 2004, 2003 and 2002 under Korean GAAP. Depreciation of capitalized repairs carried forward from prior periods have been recorded.
(f) Guarantees
      Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002. As of December 31, 2004, the guarantees issued or modified after December 31, 2002 by the Company for the repayment of loans amounts to W197,040 million,

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (Note 17). The Company has recognized the fair value of liabilities amounting to W2,956 million and W2,396 million for the years ended December 31, 2004 and 2003, respectively.
(g) Stock Appreciation Rights
      Under Korean GAAP, the intrinsic value method for awards that call for settlement in cash, shares, or a combination of both measures compensation at the end of each period as the amount by which the moving weighted average of quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price. The moving weighted average of quoted market value is calculated based on the weighted average market price of last one week, last one month and last two months of each period. Under U.S. GAAP, accounting for stock appreciation rights requires compensation for awards that call for settlement in cash, shares, or a combination of both to be measured at the end of each period as the amount by which the quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price.
      The compensation costs, in accordance with U.S. GAAP, for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(in millions of Korean Won)
Stock compensation expense	W9,810	W24,894	W4,299

(h) Investment Securities
      Under Korean GAAP, if the fair value of an investment permanently declines compared to its acquisition cost as evidenced by events such as bankruptcy, liquidation, negative net asset values and cessation of operations, the carrying value of the debt or equity security is adjusted to fair value, with the resulting valuation loss charged to current operations. If the fair value of the security subsequently recovers, a gain is recognized up to the amount of previously recognized impairment loss. In addition, available-for-sale securities, including securities that are not publicly traded, are reported at fair value. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. In accordance with Koran GAAP, the Company has recorded certain securities that are not publicly traded at fair value based on discounted cash flows of investees with resulting valuation losses being charged to capital adjustments.
      Under U.S. GAAP, declines in fair value of individual investments below their cost that are other-than-temporary result in write-downs of the investments’ carrying value to their fair value. In addition, U.S. GAAP prohibits gain recognition based on subsequent recoveries of previously impaired investments. In addition, equity securities without readily determinable market value are accounted for as cost method investments and carried at cost less impairment if any.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      Information with respect to available-for-sale debt and equity securities as of December 31, 2004, 2003 and 2002 is as follows:
     Available-for-Sale Securities:

	2004		2003		2002

	(in millions of Korean Won)
Book value	W	2,261,620	W	2,315,508	W	2,580,290
Unrealized gains and losses		47,272		(157,844)		(298,640)
Permanent impairment loss		(3,190)		(10,651)		(27,041)

Fair value (Korean GAAP)		2,305,702		2,147,013		2,254,609
Other-than-temporary impairment		(48,399)		(38,118)		(191,435)

Fair value (US GAAP)	W	2,257,303	W	2,108,895	W	2,063,174

      No other-than-temporary impairment is recorded for held-to-maturity securities as of December 31, 2004, 2003 and 2002.
      The gross unrealized losses on investments in available-for-sale securities at December 31, 2004 for 12 months or longer are W3 million.
(i) Deferred Income Taxes
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

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
(j) Deferred taxes in accordance with U.S. GAAP
      The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003, computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows:

	2004		2003

	(in millions of Korean Won)
Deferred tax assets:
Fixed asset revaluation	W	30,705	W	37,545
Capitalized foreign exchange losses		3,071		8,574
Investment securities		69,822		55,845
Loss on valuation of equity method investments		78,145		78,396
Impairment loss on fixed assets		129,135		116,057
Impairment loss on investment securities		221,337		61,976
Allowance for doubtful accounts		32,148		78,706
Allowance for severance benefits		69,913		48,243
Depreciation expense		17,299		15,510
Capital expenditures		9,489		8,876
Research and development expense		9,804		9,768
Deferred taxes related to OCI		—		52,306
Others		132,133		101,655

Total deferred tax assets		803,001		673,457

Deferred tax liabilities:
Earnings from equity-method investees		159,545		32,572
Reserve for repairs		137,394		140,267
Accrued income		3,453		15,748
Reserve for technology		367,283		255,379
Capitalized repairs		2,485		5,076
Capitalized costs		78,876		65,212
Deferred taxes related to OCI		71,788		—
Others		101,061		149,035

Total deferred tax liabilities		921,885		663,289

Net deferred tax assets (liabilities)	W	(118,884)	W	10,168

34.     Additional Financial Information in Accordance with U.S. GAAP
(a) Comprehensive income
      Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No.130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to owners, including

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2004, 2003, and 2002 is summarized as follows:

	2004		2003		2002

	(in millions of Korean Won)
Net income, as adjusted, in accordance with U.S. GAAP	W	3,460,214	W	1,997,028	W	1,018,416
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(91,750)		34,414		(28,789)
Unrealized gains (losses) on investments		433,465		8,960		(214,059)

Comprehensive income, as adjusted, in accordance with U.S. GAAP	W	3,801,929	W	2,040,402	W	775,568

      Accumulated other comprehensive income as of December 31, 2004 and 2003 is summarized as follows:

	Foreign currency		Unrealized		Accumulated other
	translation		gains (losses) on		comprehensive
	adjustments		investments		income

	(in millions of Korean Won)
Balance, December 31, 2001	W	97,661	W	(50,643)	W	47,018
Foreign currency translation adjustments, net of tax benefit W34,801 million		(28,789)		—		(28,789)
Unrealized losses on investments, net of tax benefit of W(147,801) million		—		(214,059)		(214,059)

Current period change		(28,789)		(214,059)		(242,848)

Balance, December 31, 2002	W	68,872	W	(264,702)	W	(195,830)
Foreign currency translation adjustments, net of tax benefit W12,163 million		34,414		—		34,414
Unrealized gains on investments, net of tax expense of W90,436 million		—		8,960		8,960

Current period change		34,414		8,960		43,374

Balance, December 31, 2003	W	103,286	W	(255,742)	W	(152,456)
Foreign currency translation adjustments, net of tax benefit of W34,801 million		(91,750)		—		(91,750)
Unrealized gains on investments, net of tax expense of W(147,801) million		—		434,753		434,753
Less: Reclassification adjustment for net realized gain included in income, net of tax expense of W488 million		—		(1,288)		(1,288)

Current period change		(91,750)		433,465		341,715

Balance, December 31, 2004	W	11,536	W	177,723	W	189,259

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
(b) Fair value of financial instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(i) Cash and cash equivalents, short-term financial instruments, trading securities, trade accounts and notes receivable, trade accounts and notes payable, and short-term borrowings

The carrying amount approximates fair value due to the short-term nature of those instruments.

(ii) Investment Securities

The fair value of market-traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments. Investments in non-listed companies’ stock, for which there are no quoted market prices, estimate of fair value is based on acquisition cost less impairment if any.

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
      The estimated fair values of the Company’s financial instruments stated under Korean GAAP as of December 31, 2004 and 2003 are summarized as follows:

	2004				2003

	Carrying				Carrying
	amount		Fair value		amount		Fair value

	(in millions of Korean Won)
Cash and cash equivalents	W	486,370	W	486,370	W	592,602	W	592,602
Short-term financial instruments		640,988		640,988		695,169		695,169
Trading securities		2,689,593		2,689,593		1,321,301		1,321,301
Trade accounts and notes receivable, including long-term loans		3,374,219		3,374,219		2,530,551		2,530,551
Investment securities		2,345,076		2,345,076		2,318,830		2,318,830
Short-term borrowings		657,541		657,541		731,781		731,781
Trade accounts and notes payable		1,082,299		1,082,299		917,495		917,495
Long-term debt, including current portion		3,104,054		3,184,984		3,973,900		4,100,490
(c) Minority interest
      Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
(d) Classification differences
      Under Korean GAAP, certain income and expense items considered as non-operating or extraordinary would be considered as operating items under U.S. GAAP. In addition, Korean GAAP does not require cash balances that are restricted in use to be separately disclosed. Under U.S. GAAP such restricted cash balances would need to be separately presented on the face of the balance sheet. Under Korean GAAP, non-marketable equity securities are included as available-for-sale securities, and under U.S. GAAP, non-marketable equity securities are not considered available-for-sale securities. Both Korea GAAP and U.S. GAAP carried such securities at cost less impairment if any. These reclassifications would have no impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP.
(e) Segment
      The following table provides information on reconciliation of net income of each operating segment of the consolidated subsidiaries from Korean GAAP to U.S. GAAP for the year ended December 31, 2004:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Net income under Korean GAAP	W	3,923,286	W	43,408	W	154,270	W	(306,739)	W	3,814,225
Adjustments		(346,565)		—		(7,446)	—			(354,011)

Net income under U.S. GAAP	W	3,576,721	W	43,408	W	146,824	W	(306,739)	W	3,460,214

      The following table provides information on reconciliation of total assets of the consolidated subsidiaries from Korean GAAP to U.S. GAAP as of December 31, 2004:

							Subtotal
							before		Reconciling		U.S. GAAP
	Steel		Trading		Others		elimination		adjustments		adjustments		Consolidated

	(in millions of Korean Won)
Segments’ total assets	W	23,302,209	W	961,762	W	3,509,189	W	27,773,160	W	(3,644,200)	W	201,679	W	24,330,639
      The following table provides information on the significant items in total assets of each operating segment of the consolidated subsidiaries as of December 31, 2004:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Investments under Korean GAAP	W	4,087,223	W	282,491	W	633,453	W	(2,298,629)	W	2,704,538
Adjustments		139,045		(4,544)		(13,514)		—		120,987

Investments under U.S. GAAP	W	4,226,268	W	277,947	W	619,939	W	(2,298,629)	W	2,825,525

Property, plant and equipment under Korean GAAP	W	10,189,473	W	230,082	W	586,270	W	(565,534)	W	10,440,291
Adjustments		100,813		—		—		—		100,813

Property, plant and equipment under U.S. GAAP	W	10,290,286	W	230,082	W	586,270	W	(565,534)	W	10,541,104

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
35.     Recent Accounting Pronouncements

U.S. GAAP
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, “Inventory Costs — an Amendment of ARB No. 43, Chapter 4” (“FAS 151”). FAS 151 provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or result of operations.
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends and clarifies accounting for exchanges of nonmonetary assets under Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transaction” (“APB 29”). APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. FAS 153 amends APB 20 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial position or result of operations.

Korean GAAP
      In February 2004, the Korean Accounting Standards Boards (“KASB”) issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 15, “Equity Investment.” This statement provides clarification that the Company’s proportionate unrealized profit arising from sales by the Company to equity method investees, sales by the equity method investees to the Company or sales between equity method investees should be eliminated. SKFAS No. 15 amends Interpretation No. 42-59 which prescribes that unrealized profit arising from sales by the Company to equity method investees should be fully eliminated. Under SKFAS No. 15, the Company also assesses the potential impairment of investment securities in accordance with the accounting standards on impairment loss, when there is objective evidence. The provisions of this standard are effective prospectively for equity investments beginning on or after December 31, 2004. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.
      In June 2004, the KASB issued SKFAS No. 16, “Accountings for income taxes.” SKFAS No. 16 provides clarification that deferred income tax on gain and losses on valuation of available-for-sale securities should be recognized. Under this statement, any changes in deferred income tax arising on initial classification of the equity component should be reflected in equity. SKFAS No. 16 amends SKFAS Interpretation No. 45-52 which does not require recognition of the aforementioned deferred income tax. In accordance with the nature of the equity component, accounting treatment should be provided based on the component’s applicable guidance. The provisions of this standard are effective prospectively for available-for-sale securities beginning on or after December 31, 2004. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2004 and 2003
      In October 2004, the KASB issued SKFAS No. 17, “Provision for Liabilities and Contingencies.” SKFAS No. 17, which clarifies pre-KASB standard of Article 74, “Contingencies,” states that if the difference between nominal value and present value of provision for liabilities is considered material, expected expenses for performing duty should be valued at present value. Provision for liabilities should be used only for the intended purpose at initial recognition. The provisions of this standard are effective prospectively for liabilities beginning on or after December 31, 2004. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO

(Registrant)

/s/ Ku-Taek Lee

Name: Ku-Taek Lee

Title:	Chairman and Chief Executive Officer
Date: June 28, 2005

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)*
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of subsidiaries of POSCO
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously