Form 20-F
period 2005-12-31
POSCO
filed 2006-06-12
CIK 889132

As filed with the Securities and Exchange Commission on June 12, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to
Commission file number 1-13368

POSCO
(Exact name of Registrant as specified in its charter)

The Republic of Korea
(Jurisdiction of incorporation or organization)
Finance Division
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing one-fourth of one share of common stock	New York Stock Exchange, Inc.
Common Stock, par value Won 5,000 per share	New York Stock Exchange, Inc.*
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
80,090,770 shares of common stock, par value Won 5,000 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑    No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐         No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑         No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
     Large accelerated filer ☑ Accelerated filer ☐         Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐         Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐         No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	The Bank of New York.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.

“Dollars,” “$” or “US$”	The currency of the United States of America.

“Government”	The government of the Republic of Korea.

“Yen” or “JPY”	The currency of Japan.

“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“We”	POSCO.

“Pohang Works”	Pohang Steel Works.

“Republic”	The Republic of Korea.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“Won” or “W”	The currency of the Republic of Korea.
      Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1.A.	Directors and Senior Management
      Not applicable

Item 1.B.	Advisers
      Not applicable

Item 1.C.	Auditors
      Not applicable

Item 2.	Offer Statistics and Expected Timetable
      Not applicable

Item 3.	Key Information

Item 3.A.	Selected Financial Data
      The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,

	2001		2002		2003		2004		2005		2005(11)

	(in billions of Won and millions of Dollars, except per share data)
Korean GAAP:
Sales(1)	W	13,121	W	14,355	W	17,789	W	23,973	W	26,302	US$	26,041
Cost of goods sold(2)		10,680		11,338		13,451		17,361		18,767		18,581
Selling and administrative expenses		854		967		1,075		1,293		1,451		1,437
Operating income		1,587		2,050		3,263		5,319		6,083		6,023
Interest expense		451		332		250		192		149		148
Foreign exchange transaction and translation gains (losses), net		(10)		135		(105)		179		159		157
Donations(3)		83		50		103		170		153		152
Income taxes		337		398		730		1,502		1,482		1,468
Net earnings		846		1,089		1,996		3,814		4,012		3,972
Basic and diluted earnings per share of common stock(4)		10,366		13,295		24,496		47,185		50,652		50.15
Dividends per share of common stock		2,500		3,500		6,000		8,000		8,000		7.92
U.S. GAAP(5):
Operating income	W	1,588	W	2,021	W	3,235	W	5,299	W	5,671	US$	5,615
Net earnings		908		1,018		1,997		3,460		4,102		4,061
Basic and diluted earnings (loss) per share of common stock		11,126		12,430		24,508		42,806		51,789		51.28
BALANCE SHEET DATA

	For the Year Ended December 31,

	2001		2002		2003		2004		2005		2005(11)

	(in billions of Won and millions of Dollars, except per share data)
Korean GAAP:
Working capital(6)	W	1,342	W	1,695	W	3,450	W	5,493	W	5,759	US$	5,702
Property, plant and
equipment, net(7)		10,601		10,325		9,846		10,440		12,272		12,150
Total assets(7)		19,405		19,077		20,769		24,129		27,507		27,235
Long-term debt(8)(9)(10)		4,235		3,194		2,952		2,051		1,131		1,120
Total stockholders’ Equity(7)		10,351		11,820		13,250		16,386		19,867		19,670
U.S. GAAP(5):
Property, plant and equipment, net	W	10,522	W	10,322	W	9,880	W	10,541	W	12,420	US$	12,297
Total assets		19,285		19,000		20,838		24,279		27,525		27,252
Total shareholders’ Equity		10,940		11,464		13,018		16,208		19,498		19,305

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	Includes donations to educational foundations supporting basic science and technology research. See “Item 5. Operating and Financial Review and Prospects — Item 5.C. Research and Development, Patents and Licenses, Etc.” and Note 24 of Notes to Consolidated Financial Statements.

(4)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(5)	A description of the material differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are discussed in detail in Note 33 of Notes to Consolidated Financial Statements.

(6)	“Working capital” means current assets minus current liabilities.

(7)	Reflects revaluations of assets permitted under Korean law.

(8)	Net of current portion and discount on debentures issued.

(9)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5A. Operating Results — Exchange Rate Fluctuations” and Note 22 of Notes to Consolidated Financial Statements.

(10)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 27 of Notes to Consolidated Financial Statements.

(11)	Translated into U.S. Dollars at the rate of Won 1,010.00 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2005. This translation should not be construed as a representation that the Korean Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.
EXCHANGE RATE INFORMATION
      The following table sets out information concerning the noon buying rate for the periods and dates indicated.

	At End
Period	of Period	Average Rate(1)	High	Low

	(per US$1.00)
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006 (through June 9)	954.2	958.8	1,002.9	927.4
January	958.9	981.4	1,002.9	958.9
February	979.9	969.8	976.3	962.0
March	971.4	974.7	982.0	966.8
April	942.8	952.6	970.4	939.6
May	945.3	940.8	951.5	927.4
June (through June 9)	954.2	947.9	954.2	942.7

Source: Federal Reserve Bank of New York.

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

      We have translated the Won amounts into Dollars in this prospectus solely for your convenience. We make no representation that the Won or Dollar amounts contained in this prospectus could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.
Item 3.B.     Capitalization and Indebtedness
      Not applicable
Item 3.C.     Reasons for Offer and Use of Proceeds
      Not applicable
Item 3.D.     Risk Factors
      You should carefully consider the risks described below.

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.
      We are incorporated in Korea, and most of our operations and assets are located in Korea. In addition, Korea is our most important market, accounting for 73.5% of our total sales volume of steel products in 2005. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automobile, electrical appliances and downstream steel processors, and the Korean economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.
      From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a significant extent. However, the economic indicators in recent years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.
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
      Our export sales accounted for 26.5% of our total sales volume for steel products in 2005. Our export sales to Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 74.4% of our total export sales volume for steel products in 2005, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automobile, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.
      Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 64.6% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2005;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.
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
      We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. In 2005, we imported approximately 42.2 million tons of iron ore and 19.8 million tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

We expect global steel production capacity to continue to expand in the near future, and over-capacity in the global steel industry may return.
      In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. The International Iron and Steel Institute estimated the global crude steel production capacity to increase from 1,057 million tons in 2004 to 1,129 million tons in 2005 and expects that the production capacity to continue to increase further in 2006, primarily as a result of additions of new capacity in China, India and other Asian countries. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in the past several years does not meet this growth in production capacity. Over-capacity will affect our ability to expand export sales and to increase steel production in general, as well as reduce export prices in Dollar terms of our principal products.

Consolidation in the global steel industry may increase competition.
      In recent years, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings NV and Ispat International NV merged in October 2004 to create Mittal Steel. Mittal Steel also launched a hostile takeover bid in the first half of 2006, which was raised to $33.0 billion in May 2006, for a controlling stake in Arcelor. If successful, it would create a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Expansion of our production operations abroad is important to our long-term success, and our limited experience in the operation of our business outside Korea increases the risk that our international expansion efforts will not be successful.
      We have limited experience with operations outside Korea. We intend to expand our production operations internationally by carefully seeking out promising investment opportunities, particularly in China and India, in part to prepare for the eventual maturation of the Korean steel market. We may enter into joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.
      In other situations, we may decide to establish manufacturing facilities by ourselves instead of relying on partners. For example, we entered into a memorandum of understanding with Orissa State Government of India in June 2005 for the construction of an integrated steel mill and the development of an iron ore mine in Orissa state. Under the memorandum of understanding, the project contemplates granting of iron ore mining leases for 30 years with possible renewal for an additional 20 years upon application by us. The project contemplates construction of a steel mill from 2007 to 2010 with an annual production capacity of 4 million tons of slab and hot rolled products and construction of additional facilities to increase its annual production capacity to 12 million tons. In addition, the project contemplates development of a mine for up to 600 million tons of iron ore. We estimate the aggregate costs of the initial round of construction and mine development to be approximately $3.7 billion and an additional approximately $8.3 billion in order to increase the annual production capacity to 12 million tons. In return, Orissa State Government will provide us a thirty-year mining lease to develop the mine for up to 600 million tons of iron ore to be used principally at the Orissa steel mill. In preparation of the project, we established POSCO-India Private Limited in August 2005 and made a capital contribution of $53.1 million in September 2005. POSCO-India Private Limited filed an application for a prospecting license to conduct analyses of the applicable iron ore mines on September 27, 2005 and the Orissa State Government approved the land acquisition of the steelworks site (in Jagatsinghpur District) on November 2, 2005. The demand and market acceptance for our products produced abroad are subject to a high level of uncertainty and are substantially dependent upon the market condition of the global steel industry. We cannot assure you that our international expansion plan will be profitable or that we can recoup the costs related to such investments.
      Expansion of our production operations abroad requires management attention and resources. In addition, we face additional risks associated with our expansion outside Korea, including:

•	challenges caused by distance, language and cultural differences;

•	higher costs associated with doing business internationally;

•	legal and regulatory restrictions, including foreign exchange controls that might prevent us from repatriating cash earned in countries outside Korea;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	currency exchange risks;

•	potentially adverse tax consequences;

•	political and economic instability; and

•	seasonal reductions in business activity during the summer months in some countries.

Several of our products have been and may become subject to anti-dumping and countervailing proceedings or safeguard measures, which may have an adverse effect on our export sales.
      In recent years, several of our products have been subject to anti-dumping and countervailing proceedings or safeguard measures, including in the United States and China. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets may have a material adverse effect on our exports to these regions in the future. Exports to these regions accounted for 9.7% of our sales volume of steel products in 2005. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports.”

Escalations in tension with North Korea could have an adverse effect on us and the market value of our securities.
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
      In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. Two more rounds of multi-lateral talks were held in February 2004 and June 2004 without any resolution, and the parties agreed to hold further talks. In February 2005, North Korea pulled out of the six-party disarmament talks and announced that it possesses nuclear weapons.
      North Korea returned to the six-party talks and a two-phased fourth round of the talks was held in Beijing, China during the summer and fall of 2005. In September 2005, North Korea agreed in principle to end its nuclear weapons program and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new weapons and readmit international inspectors to its nuclear facilities. Representatives of the six nations reconvened in Beijing in November 2005 for the first phase of the fifth-round of six-party talks, which concluded without further progress being made with respect to the implementation of the draft preliminary accord.
      In addition, in October 2004, the United States and Korea agreed to a three-phase withdrawal of 12,500 US troops by the end of 2008, which represent approximately one-third of the U.S. troops stationed in Korea at the time of the agreement.
      There can be no assurance that the level of tension on the Korean peninsula will not escalate. Any further increase in tension, including breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations and the market value of our securities.

If you surrender your ADRs to withdraw shares of our common stock, you may not be allowed to deposit the shares again to obtain ADRs.
      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADRs, and holders of ADRs may surrender ADRs to the ADR depositary and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit that exceeds the difference between (i) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (ii) the number of shares on deposit with the depositary bank at the time of such proposed deposit. It is possible that we may not give the consent. As a result, if you surrender ADRs and withdraw shares of common stock, you may not be able to deposit the shares again to obtain ADRs. See “Item 10. Additional Information — Item 10D. Exchange Controls.”

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

Item 4.	Information on the Company

Item 4.A.	History and Development of the Company
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

Item 4.B.	Business Overview
The Company
      We are the largest and the only fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production in 2005. We produced over 30.5 million tons of crude steel in 2005, substantially all at Pohang Works and Gwangyang Works. Currently, Pohang Works has 13.3 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works has an annual crude steel production capacity of 16.7 million tons. We manufacture and sell a broad line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.
      We sell primarily to the Korean market, with domestic sales accounting for 73.5% of our total sales volume of steel products in 2005. We believe that we had an overall market share of approximately 48.5% of the total sales volume of steel products sold in Korea in 2005.
      Our exports in 2004 and 2005 accounted for 25.8% and 26.5% of our total sales volume of steel products, respectively. Our major export market is Asia, with China accounting for 32.1%, Japan 22.4% and the rest of Asia 19.9% of our total steel export sales volume in 2005.
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

Continue to Seek Investment Opportunities Abroad and Establish Global Production Base
      We carefully seek out promising investment opportunities abroad, primarily in China and India, in part to prepare for the eventual maturation of the Korean steel market. We believe that China and India will continue to offer substantial growth opportunities, and we plan to selectively seek additional investment opportunities and expand our production base in China and India. In November 2003, we launched POSCO China Holding Corporation, a holding company for our investments in China. In June 2005, we also entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of an iron ore mine in Orissa state. Under the memorandum of understanding, the project contemplates granting of iron ore mining leases for 30 years with possible renewal for an additional 20 years upon application by us. The project currently contemplates construction of a steel mill from 2007 to 2010 with an annual production capacity of 4 million tons of slab and hot rolled products and construction of additional facilities to increase its annual production capacity to up to 12 million tons. In addition, the project contemplates development of a mine for up to 600 million tons of iron ore. We estimate the aggregate costs of the initial round of construction and mine development to be approximately $3.7 billion and an additional approximately $8.3 billion in order to increase the annual production capacity to 12 million tons. In return, Orissa State Government is expected to provide us a thirty-year mining lease to develop the mine for up to 600 million tons of iron ore to be used principally at the Orissa steel mill. In preparation of the project, we established POSCO-India Private Limited in August 2005 and made a capital contribution of $53.1 million in September 2005. POSCO-India Private Limited filed an application for a prospecting license to conduct analyses of the applicable iron ore mines on September 27, 2005 and the Orissa State Government approved the acquisition of the steelworks site (in Jagatsinghpur District) on November 2, 2005. We continue to seek investment opportunities abroad in addition to China and India.

Develop Leading Technology to Increase Sales of Higher Margin, Higher Value-Added Products and Enhance Quality of Our Products
      We plan to continue to invest in developing leading technology necessary to produce higher margin, higher value-added products and enhance the overall quality of our products. We are currently developing FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs. We began construction of our first FINEX plant with an annual production capacity of 1.5 million tons in August 2004 and expect to complete the construction in December 2006. We are also incorporating a new technology called strip casting, in which molten steel ore is transferred directly to steel sheets. We are currently building a testing plant with an annual production capacity of 600 thousand tons that utilizes strip casting technology with expected completion in June 2006.
      We have also sought to enhance the quality of our products through continued modernization and rationalization of our facilities. Through our strategic alliance with Nippon Steel, we also participate in jointly sponsored research. Leveraging our leading technology, we plan to further increase the proportion of our sales of higher margin, higher value-added products such as cold-rolled products (including automotive steel sheets), silicon steel sheets and stainless steel products.

Capitalize on e-commerce Opportunities to Enhance Profitability and Operating Efficiency
      We are currently implementing strategies that would enable us to take advantage of advances in technology, particularly related to the Internet, to increase our sales and profitability and the efficiency of our operations. We believe that capitalizing on e-commerce opportunities could lead to a number of benefits, including more efficient inventory management, improved delivery time for our products and enhanced customer service. Among the e-commerce opportunities that we are pursuing is the establishment of an online market at www.steel-n.com that enables our customers to purchase many of our products through online auctions. We believe that the site provides more cost effective access to a wider customer base. The site also provides various steel industry-related information that we believe contributes to the enhancement of our brand recognition. We plan to continue to seek additional online opportunities to increase our sales and profitability and the efficiency of our operations.

Enhance Efficiency of Operations and Cost-Effectiveness through Company-Wide Process Innovation
      Recently we completed the implementation of Six Sigma programs as part of our company-wide process for innovation and enhancing efficiency of operations and launched POSPIA, our integrated management program. We reoriented our business transaction processes, including purchase of raw materials and sale of goods, to focus on our customers and established a computerized resource management system. The company-wide inventory and product classification and data standardization system have substantially cut operational inefficiencies and enhanced our cost-effectiveness. Production scheduling lead time has fallen from 60 days to 15 days, allowing us to shorten our delivery time for hot rolled steel from 30 days to 14 days. In addition, by sharing inventory and cost information in real time, we have shortened the period required to prepare monthly financial accounting data from six days to one. In addition to improving the efficiency of our production, we also strive to create an innovative corporate culture. Under the slogan of “improve and practice everyday,” the POSCO Six Sigma Model extends to business process management which enables us to monitor and control our performance. We will continue to seek new opportunities to implement our company-wide process innovation and increase our efficiency and cost-effectiveness.

Continue to Expand Our Export Customer Base
      Although supplying the Korean domestic market is our priority, we intend to continue to supply a significant amount of our products to customers in overseas markets. Our export and overseas sales represented 26.5% of our total sales volume in 2005, with 74.4% of our export and overseas sales volume to customers in nearby Asian markets in 2005. We intend to further strengthen our global market position by cultivating relationships with our existing overseas customers and assertively seeking out prospective new customers in the emerging markets for high value steel products. Our export sales provide a foreign currency hedge by generating foreign currency that can be used to service our foreign currency debt and to purchase key raw materials, most of which we source from overseas. Maintaining strong relationships with major export customers also provides us with the flexibility to reallocate sales to foreign markets in periods when domestic demand is weak.

Secure Procurement of Raw Materials through Strategic Investments and Long-Term Contracts
      We purchase substantially all of the principal raw materials we use, including iron ore and coal, from sources outside Korea. Import prices of these raw materials have increased in recent years. To secure adequate procurement of principal raw materials, we have invested and will continue to explore additional investment opportunities in various raw material development projects abroad, as well as enter into long-term contracts with leading suppliers of raw materials, principally in Australia, Brazil and Canada.

Selectively Seek Opportunities in Growth Industries
      Our first priority is to maximize revenues and profits from our steel operations. We also selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. When determining our diversification projects, we consider attractiveness of the industry and its future growth potential, as well as our capabilities to become competitive in such an industry. New businesses related to our steel operations include liquefied natural gas production and logistics. New businesses not related to our steel operations in which we intend to focus our efforts for diversification include power generation, advanced materials and alternative energy development. For example, we purchased a 50.0% interest in Korea Independent Energy Corporation for Won 291 billion in July 2005 and purchased the remaining 50.0% interest for Won 306 billion in March 2006. Korean Independent Energy Corporation is the largest private power generation company in Korea that operates power plants with total power generation capacity of 1,800 megawatts.
Major Products
      We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

      The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	Year Ended December 31,

	2001		2002		2003		2004		2005

	Billions of		Billions of		Billions of		Billions of		Billions of
Steel Products	Won	%	Won	%	Won	%	Won	%	Won	%

Hot rolled products	3,125	24.8	3,416	25.4	4,185	26.1	5,449	25.1	5,877	25.0
Plates	1,242	9.9	1,237	9.2	1,320	8.2	1,987	9.1	2,253	9.6
Wire rods	1,149	9.1	1,178	8.7	1,064	6.6	1,351	6.2	1,528	6.5
Cold rolled products	4,055	32.2	4,310	32.0	5,208	32.4	6,564	30.2	7,527	32.0
Silicon steel sheets	304	2.4	347	2.6	431	2.7	531	2.4	688	2.9
Stainless steel products	2,076	16.5	2,278	16.9	3,172	19.7	4,920	22.6	4,543	19.3
Others	624	5.0	700	5.2	687	4.3	952	4.4	1,132	4.7

Total	12,576	100.0	13,465	100.0	16,067	100.0	21,753	100.0	23,547	100.0

	Year Ended December 31,

	2001		2002		2003		2004		2005

	Thousands of		Thousands of		Thousands of		Thousands of		Thousands of
Steel Products	Tons	%	Tons	%	Tons	%	Tons	%	Tons	%

Hot rolled products	11,381	37.9	11,461	37.8	11,514	37.6	10,966	34.5	10,330	33.2
Plates	3,146	10.5	3,060	10.1	3,047	9.9	3,385	10.6	3,193	10.3
Wire rods	2,802	9.3	2,808	9.3	2,777	9.1	2,503	7.9	2,366	7.6
Cold rolled products	9,425	31.3	9,503	31.3	9,770	31.9	10,242	32.2	10,468	33.6
Silicon steel sheets	591	2.0	589	1.9	671	2.2	705	2.2	737	2.4
Stainless steel products	1,266	4.2	1,394	4.6	1,778	5.8	2,069	6.5	1,919	6.2
Others	1,455	4.8	1,518	5.0	1,100	3.5	1,926	6.1	2,100	6.7

Total	30,065	100.0	30,333	100.0	30,657	100.0	31,796	100.0	31,115	100.0

      The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 1.3 million tons in 2001, 1.2 million tons in 2002, 1.4 million tons in 2003, 1.0 million tons in 2004 and 1.0 million tons in 2005, accounting for Won 657 billion in 2001, Won 511 billion in 2002, Won 679 billion in 2003, Won 699 billion in 2004 and Won 807 billion in 2005, respectively.

Hot Rolled Products
      Hot rolled coils and sheets have many different industrial applications. They are used to manufacture structural steel used in the construction of buildings, railway rolling stocks, industrial pipes and tanks, and automobile chassis. Hot rolled coil is also manufactured in a wide range of widths and thickness as the feedstock for higher value-added products such as cold rolled products and silicon steel sheets.
      Our deliveries of hot rolled products amounted to 10.3 million tons in 2005, representing 33.2% of our total steel sales volume. The Korean market accounted for 8.4 million tons or 81.0% of our hot rolled product sales in 2005, representing a domestic market share of approximately 65.9%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.
      Hot rolled products constitute one of our two largest product categories in terms of sales volume and revenue. In 2005, our sales volume of hot rolled products decreased by 5.8% compared to 2004 primarily due to an increase in the quantity set aside for use in the production of cold rolled products and a decrease in demand from the construction industry.

Plates
      Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.
      Our deliveries of plates amounted to 3.2 million tons in 2005, representing 10.3% of our total steel sales volume. The Korean market accounted for 3.0 million tons or 92.8% of our plate sales in 2005, representing a domestic market share of approximately 36.9%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.
      In 2005, our sales volume of plates decreased by 5.7% compared to 2004 primarily due to a temporary suspension of our plates production facility for rationalization, which was partially offset by an increase in demand from the industrial machinery industry.

Wire Rods
      Wire rods are used mainly by manufacturers of wire, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automobile industry.
      Our deliveries of wire rods amounted to 2.4 million tons in 2005, representing 7.6% of our total steel sales volume. The Korean market accounted for 2.0 million tons or 85.9% of our wire rod sales in 2005, representing a domestic market share of approximately 69.7%. The largest customers for our wire rods are manufacturers of wire and nails.
      In 2005, our sales volume of wire rods decreased by 5.5% compared to 2004 primarily due to a decrease in demand from the construction industry, which more than offset an increase in demand from the automobile industry.

Cold Rolled Products
      Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automobile industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.
      Our deliveries of cold rolled products amounted to 10.5 million tons in 2005, representing 33.6% of our total steel sales volume. The Korean market accounted for 6.3 million tons or 60.4% of our cold rolled product sales in 2005, representing a domestic market share of approximately 55.1%.
      Cold rolled products constitute one of our two largest product categories in terms of sales volume and revenue. Sales of cold rolled products in recent years have experienced growth due to increasing demand for higher quality products in the automobile, electrical appliances and other industries. In 2005, our sales volume of cold rolled products increased by 2.2% compared to 2004 primarily due to an increase in demand from the automobile industry.

Silicon Steel Sheets
      Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.
      Our deliveries of silicon steel sheets amounted to 737 thousand tons in 2005, representing 2.4% of our total steel sales volume. The Korean market accounted for 475 thousand tons or 64.4% of our silicon steel sheet sales in 2005, representing a domestic market share of approximately 91.3%.

      Our sales volume of silicon steel sheets showed strong growth in recent years following increased demand from manufacturers of power transformers and generators. In 2005, our sales volume of silicon steel sheets increased by 4.5% compared to 2004.

Stainless Steel Products
      Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automobile industry, the construction industry and the food processing industry.
      Our deliveries of stainless steel products amounted to 1.9 million tons in 2005, representing 6.2% of our total steel sales volume. The Korean market accounted for 887 thousand tons or 46.2% of our stainless steel product sales in 2005, representing a domestic market share of approximately 48.9%.
      Although sales of stainless steel products accounted for only 6.2% of our total sales volume in 2005, they represented 19.3% of our total revenues from sales of steel products in 2005. Our sales volume of stainless steel products decreased by 7.2% compared to 2004 due to a decrease in demand resulting from an oversupply of inventory caused by an increase in production from China.

Others
      Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.
Markets
      Korea is our most important market. Domestic sales represented 73.5% of our total steel sales volume in 2005. Exports and overseas sales represented 26.5% of our total sales volume in 2005. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent, to expand our international market presence and to earn foreign exchange.

Domestic Market
      The total Korean market for steel products amounted to 47.1 million tons in 2005. We sold a total of 22.9 million tons of steel products in Korea in 2005, maintaining an overall domestic market share of 48.5% for such period.
      The table below sets out sales of steel products in Korea for the periods indicated.

	Year Ended December 31,

	2001		2002		2003		2004		2005

	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’s sales	20,894	54.6	21,090	48.2	21,121	46.6	23,599	50.0	22,880	48.5
Other Korean steel companies’ sales	14,144	37.0	17,732	40.6	17,838	39.3	15,969	33.9	15,957	33.9
Imports(1)	3,235	8.5	4,898	11.2	6,411	14.1	7,595	16.1	8,287	17.6

Total domestic sales(1)	38,273	100.0	43,720	100.0	45,370	100.0	47,163	100.0	47,124	100.0

(1)	Source: 2005 Official Statistics, Korea Iron & Steel Association.
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
      In 2005, total domestic sales decreased by 0.1%, primarily due to a decrease in demand from the construction industry, which more than offset an increase in demand from the automobile and shipbuilding industries. Imports from foreign competitors, primarily from Japan, China, and Russia, showed strong growth as import sales volume increased by 9.1% in 2005 to 8.3 million tons. Growth in domestic sales volume of other Korean steel companies decreased by 0.1% in 2005 while our domestic sales volume decreased by 3.0% in 2005 to 22.9 million tons. Accordingly, our market share decreased to 48.5% in 2005 from 50.0% in 2004.
      We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.
      For a discussion of our domestic sales of steel products and factors that may affect domestic sales in the future, see “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results.”

Exports
      Our exports and overseas sales represented 26.5% of our total sales volume of steel products in 2005, 74.4% of which was generated in exports and sales to Asian countries. Our exports in terms of sales volume increased by 0.4% to 8.2 million tons in 2005. The tables below set out our exports and sales of steel products in terms of sales volume by geographical market and by product for the periods indicated.

	Year Ended December 31,

	2001		2002		2003		2004		2005

	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	2,976	32.4	2,828	30.6	3,510	36.8	3,138	38.3	2,640	32.1
Asia (other than China and Japan)	1,965	21.4	2,414	26.1	2,259	23.7	1,502	18.3	1,636	19.9
Japan	2,040	22.2	1,780	19.3	1,719	18.0	1,661	20.3	1,843	22.4
North America	665	7.2	978	10.6	715	7.5	737	9.0	761	9.2
Europe	313	3.4	294	3.2	236	2.5	116	1.4	34	0.4
Others	1,213	13.2	949	10.3	1,096	11.5	1,043	12.7	1,320	16.0

Total	9,172	100.0	9,243	100.0	9,535	100.0	8,198	100.0	8,234	100.0

	Year Ended December 31,

	2001		2002		2003		2004		2005

	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	2,225	24.3	2,224	24.1	2,464	25.8	2,049	25.0	1,960	23.8
Plates	318	3.5	300	3.2	363	3.8	295	3.6	229	2.8
Wire rods	672	7.3	679	7.3	598	6.3	252	3.1	333	4.1
Cold rolled products	4,923	53.7	4,694	50.8	4,649	48.8	4,139	50.5	4,142	50.3
Silicon steel sheets	134	1.5	161	1.7	223	2.3	245	3.0	262	3.2
Stainless steel products	646	7.0	706	7.6	795	8.3	1,019	12.4	1,032	12.5
Others	254	2.8	478	5.2	443	4.7	199	2.4	276	3.3

Total	9,172	100.0	9,243	100.0	9,535	100.0	8,198	100.0	8,234	100.0

      The table below sets out our total net sales, including non-steel sales, by geographic region for the periods indicated.

	Year Ended December 31,

Region	2003		2004		2005

	(in billions)
Korea	W	12,100	W	16,738	W	18,566
China		2,706		3,316		3,118
Asia (other than China and Japan)		1,079		1,257		1,502
Japan		771		1,164		1,372
North America		312		529		550
Other		822		969		1,194

Total		17,789		23,973		26,302

      The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.
      The table below sets out the world’s apparent crude steel use for the periods indicated.

	Year Ended December 31,

	2001	2002	2003	2004	2005

Apparent Crude Steel Use (million metric tons)	863	917	984	1,091	1,136
Percentage of annual increase (decrease)	1.4%	6.3%	7.3%	10.9%	4.1%

Source: International Iron and Steel Institute.
      In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. The International Iron and Steel Institute estimated the global crude steel production capacity to increase from 1,057 million tons in 2004 to 1,129 million tons in 2005 and expects the production capacity to increase further in 2006, primarily as a result of additions of new capacity in China, India and other Asian countries. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in the past several years does not meet this growth in production capacity.
      We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries. Our largest export market in 2005 was China, which accounted for 32.1% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China amounted to 3.5 million tons in 2003, 3.1 million tons in 2004 and 2.6 million tons in 2005. Exports to China increased by 24.1% in 2003 due to our increased marketing focus in this region but decreased by 10.6% in 2004 primarily due to our decision to focus on meeting increased domestic demand. Our exports to China further decreased in

2005 by 15.9% primarily due to unfavorable market conditions in China in the second half of 2005. Sales volume to Asian countries other than China and Japan decreased from 2.3 million tons in 2003 to 1.5 million tons in 2004 primarily due to our decision to focus on meeting increased domestic demand. In 2005, however, sales volume to Asian countries other than China and Japan increased to 1.6 million primarily due to an adjustment of our sales volume from China to other Asian countries with more favorable market price conditions. Our exports to Japan had decreased during the period between 2001 through 2004, from 2.0 million tons in 2001 to 1.7 million tons in 2004 due to a generally unfavorable Japanese market prices. However, sales volume to Japan recovered to 1.8 million in 2005 primarily due to a general increase in Japanese market prices for our products.
      To offset the slowdown in the economies of Asian countries in the late 1990s, we focused our efforts on increasing exports to the United States and Europe during that period. However, from 1999 to 2004, sales volume to these regions decreased and remained at low levels, primarily due to our decision to export to Asian countries other than Japan that have higher profit margins. As a result, sales volume to the United States and Europe decreased to 795 thousand tons in 2005, representing only 9.6% of our export volume of steel products.
      A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products for sale in the United States. Our sales to UPI were 539 thousand tons in 2003, 639 thousand tons in 2004 and 572 thousand tons in 2005, accounting for approximately 75% of our sales to North America in 2003, 87% in 2004 and 75% in 2005.
      In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty of 1.15% and an anti-dumping duty of 2.06%, our sales of stainless steel plates are subject to an anti-dumping duty of 1.19% and our sales of stainless steel sheets are subject to an anti-dumping duty of 0.92%.
      In China, we are subject to an anti-dumping duty of 11.0% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such anti-dumping duty.
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
      Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of the similar products charged by our competitors. Export prices in Dollar terms, after stabilizing in the first half of 2003, increased until the first half of 2005, primarily as a result of general recovery of the global economy and continued increase in steel consumption in China, as well as increases in transportation cost and price of raw materials. However, our export prices in Dollar terms increased in the first half of 2005 due to an increase in demand in China but decreased in the second half of 2005 due to excessive supply of steel products from China. In the first half of 2006, our export prices in Dollar terms have increased due to the recovery of the global steel markets.
Raw Materials

Steel Production
      The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2005, we imported approximately 42.2 million tons of iron ore and 19.8 million tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia.
      In 2005, we purchased most of our iron ore and coal imports pursuant to long-term contracts. We purchased approximately 17% of our iron ore and coal imports in 2005 from foreign mines in which we have made an investment. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts require us to purchase a minimum amount of the relevant raw materials each year, and to date the minimum purchase amounts have been equivalent to about 10% to 20% of our total yearly purchases under these contracts. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.
      The prices of coal and iron ore increased substantially in recent years. The average price of coal per ton (including transportation costs) increased from $49.12 in 2003 to $72.02 in 2004 and $112.15 in 2005. The average price of iron ore per ton (including transportation costs) increased from $26.10 in 2003 to $31.96 in 2004 and $44.22 in 2005. We currently do not depend on any single country or supplier for our coal or iron ore.
      In April 2002, we entered into an agreement with BHP Billiton, Itochu Corporation and Mitsui Corporation and invested A$16.3 million to establish the largest iron ore development project in Australia. We have a 20% interest in the project, while BHP Billiton, Itochu and Mitsui have 65%, 8% and 7% interests, respectively. We are obligated under the agreement to purchase 3.0 million tons of iron ore each year, representing approximately 8% of our total annual iron ore procurement amount, for twenty-five years starting in 2003. The purchase price is determined based on the global market price at the time of purchase. We purchased 2.4 million tons of iron ore from this development project in 2004 and 3.2 million tons in 2005.
      In 2004 and 2005, we made the following investments in Australia: (i) $38 million to acquire a 20% interest in a coal mine project in Foxleigh, Australia, securing 0.5 million tons of coal per year, (ii) $7.5 million to acquire a 5% interest in a coal mine in Glennies Creek, NSW, Australia, securing 0.5 million tons of coal per year, (iii) $9.4 million to acquire a 5% interest in a coal mine in Carborough Downs, Queensland, Australia, securing 0.8 million tons of coal per year, and (iv) Australian Dollar 3.0 million to acquire 10 million shares of Murchison Metals Ltd. to develop iron ore mines in the western region of Australia. In addition, we invested approximately $25 million to acquire a 2.5% stake in a coal mine project in Elkview, Canada, securing additional 0.7 million tons of coal per year. We continue to seek opportunities to enter into additional strategic relationships, particularly in Brazil, that would enhance our ability to meet our requirements for high quality raw materials.

Stainless Steel Production
      The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia, Russia and Japan, as well as Korea. A substantial portion of requirements for ferrochrome are purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average nickel price per ton increased from $9,634 in 2003 to $13,852 in 2004 and $15,230 in 2005.
      In May 2005, we entered into a memorandum of understanding with Société Minière du Sud Pacifique (“SMSP”), a New Caledonian nickel mining company, to establish joint ventures to procure nickel ore deposits in New Caledonia and operate a ferro-nickel production plant in Korea with annual production capacity of approximately 30,000 metric tons of nickel. SMSP and we executed a joint venture agreement on April 5, 2006, whereby two joint venture companies were established in Korea and New Caledonia in May 2006 and June 2006, respectively. We expect to invest US$352 million and will have ownership interest of 49% in each joint venture company. The joint venture in New Caledonia will own the nickel mines and assets relating to nickel mining operations. We plan to purchase all of the ferro-nickel produced by the joint venture company in Korea using the nickel ore supplied from the New Caledonian joint venture starting in 2009 and use it for our stainless steel production.

Transportation
      Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These dedicated bulk carriers transported approximately 74% of our coal and iron ore in 2005, with the remaining 26% transported by other vessels through chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 21% and 8% of the total cost of such materials in 2005.
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
      At this point, molten steel is made into semi-finished products such as slab, blooms or billets at the continuous casting machine. Slab, blooms and billets are produced at different standardized sizes and shapes. Slab, blooms and billets are semi-finished lower margin products that we either use to produce our further processed products or sell to other steelmakers that produce further processed steel products.
      Slab are processed to produce hot rolled coils products at hot strip mills or to produce plates at plate mills. Hot rolled coils are an intermediate stage product that may either be sold to our customers as various finished products or be further processed by us or our customers into higher value-added products, such as cold rolled sheets and silicon steel sheets. Blooms and billets are processed into wire rods at wire rod mills.

Stainless Steel — Electric Arc Furnace Method
      Stainless steel is produced from stainless steel scrap, chrome, nickel and steel scrap using an electric arc furnace. Stainless steel is then processed into higher value-added products by methods similar to those used for steel production. Stainless steel slab are produced at a continuous casting mill. The slab are processed at hot rolling mills into stainless steel hot coil, which can be further processed at cold strip mills to produce stainless cold rolled steel products.
Competition

Domestic Market
      We are currently the only fully integrated steel producer in Korea. As we had an overall market share of 48.5% of the total sales volume of steel products sold in Korea in 2005, we generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 65.9% in 2005, we face competition from a Korean operator of mini-mills, which produces lower quality products, and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 55.1% and 48.9% in 2005, respectively, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan.
      We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitor in Korea is Hyundai Steel, an electric-furnace steel producer with annual crude steel production of 8.2 million tons in 2005. Hyundai Steel is a new company name for INI Steel, which was spun-off from Hyundai Group in August 2000. In October 2004, INI Steel acquired Hanbo Steel, which has an annual production capacity of 1.8 million tons of hot rolled products and 1.2 million tons of steel bars.
      The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

Export Markets
      The competitors in our export markets include all the leading steel manufacturers of the world. In recent years, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel. Mittal Steel also launched a hostile takeover bid in the first half of 2006, which was raised to $33.0 billion in May 2006 for a controlling stake in Arcelor. If successful, it would create a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in a significant increase in competition. Major competitive factors include the range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.
      Various export markets currently impose tariffs on different types of steel products. However, we do not believe that tariffs significantly affect our ability to compete in these markets.
Joint Venture and Other Investments
      In September 1996, we entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have a 91.5% interest in the joint venture (including 33.6% interest of POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products and galvanizing iron in December 1998 and produced 335 thousand tons of stainless cold rolled products in 2005, as well as 132 thousand tons of galvanizing iron. The joint venture is currently constructing new mills with expected completion in July 2006 in order to add additional annual production capacity of 600 thousand tons of stainless hot rolled products.

      We established Changwon Specialty Steel as a wholly-owned subsidiary in Korea in February 1997. The plants operated by Changwon Specialty Steel have annual production capacities of 810 thousand tons of wire rods, round bars, steel pipes and semi-finished products. Changwon Specialty Steel produced 801 thousand tons of such products in 2005.
      We currently hold an 80.0% interest in Qingdao Pohang Stainless Steel Co., Ltd. (including 10.0% interest of POSCO China Holding Corporation), a joint venture set up to manufacture and sell stainless cold rolled steel products in China. Construction of the plant operated by Qingdao Pohang Steel began in August 2003 and became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 130 thousand tons of such products in 2005.
      In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.8 million tons. The cold rolling mill became operational in March 2006. We currently hold a 10.0% interest in this joint venture.
      In November 2003, we launched POSCO China Holding Corporation, a wholly-owned holding company for our investments in China. POSCO China Holding Corporation also provides support to our Chinese investment projects and affiliated companies with their marketing efforts in China and solidify their business relationships with clients and suppliers.
Diversification
      Our first priority is to maximize revenues and profits from our steel operations. In addition, we selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. When determining our diversification projects, we consider attractiveness of the industry and its future growth potential, as well as our capabilities to become competitive in such an industry.
      New businesses related to our steel operations include liquefied natural gas production and logistics. We completed the construction of a liquefied natural gas terminal in July 2005. In January 2003, we also entered into a joint venture with Mitsui Corporation of Japan for a 51.0% interest in POSCO Terminal Co., Ltd. which provides logistics services related to storage and transportation of raw materials used in steel production and other industries. Facilities operated by POSCO Terminal Co., Ltd. currently have an annual handling capacity of 6.3 million tons and enable us to transport raw materials on behalf of third parties, including electric power companies, cement companies and overseas steel manufacturers.
      New businesses not related to our steel operations in which we intend to focus our efforts for diversification include power generation, development of alternative energy and advanced materials and biotechnology. We purchased a 50.0% interest in Korea Independent Energy Corporation for Won 291 billion in July 2005 and purchased the remaining 50% interest for Won 306 billion in March 2006. Korean Independent Energy Corporation is the largest private power generation company in Korea that operates power plants with total power generation capacity of 1,800 megawatts. For our participation in the development and sale of alternative energy products, such as fuel cells, we plan to establish partnerships with established corporations. As for production of advanced materials, we plan to utilize our proprietary steel rolling and strip casting technologies and to develop additional technologies and manufacturing capabilities. In the biotechnology field, we launched in September 2002 POSCO BioVentures, L.P., a $50.0 million venture capital fund established in the United States. The BioVentures fund is committed to investing in promising biotech companies, including various pharmaceutical companies, and assists in their development in cooperation with the Biotech Center at Pohang University of Science & Technology. In order to seek and develop business opportunities outside the steel industry, we expect to continue to work closely with Pohang University of Science & Technology and Research Institute of Industrial Science & Technology, a private research organization wholly sponsored by POSCO.

      Currently, the revenues we derive from these ventures and companies are not, in the aggregate, material.
Insurance
      As of December 31, 2005, our property, plant and equipment are insured against fire and other casualty losses up to Won 4,784 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.
Item 4.C.     Organizational Structure
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
Item 4.D.     Property, Plants and Equipment
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

      The following table sets out Pohang Work’s capacity utilization rates for the periods indicated.

	Year Ended December 31,

	2001	2002	2003	2004	2005

Crude steel and stainless steel production capacity (million tons per year)	12.20	12.20	12.67	13.30	13.30
Actual crude steel and stainless steel output (million tons)	12.04	12.16	12.67	13.45	13.36
Capacity utilization rate(%)(1)	98.7	99.7	100.0	101.1	100.4

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.
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
      Gwangyang Works is comprised of 40 plants and 43 supporting facilities, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 44 days’ supply of raw materials and separate docking facilities.
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

	Year Ended December 31,

	2001	2002	2003	2004	2005

Crude steel and stainless steel production capacity (million tons per year)	15.80	15.80	16.23	16.70	16.70
Actual crude steel and stainless steel output (million tons)	15.78	15.90	16.23	16.76	17.19
Capacity utilization rate(%)(1)	99.9	100.6	100.0	100.4	102.9

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.
The Environment
      We believe we are in compliance with applicable environmental laws and regulations in all material respects. Our levels of pollution control are higher than those mandated by Government standards. We established an environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspections by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. We recently invested in comprehensive waste gas treatment facilities at some of our sinter plants, dust collector at our steelmaking plants and coke wastewater treatment facilities. In addition, we recycle much of the by-products such as slag and sludge into cement, fertilizer, road construction materials and raw materials to be used in the steelmaking process.
      POSCO spent Won 93.2 billion in 2003, Won 145.5 billion in 2004 and 127.0 billion in 2005 on anti-pollution facilities.

Item 4A.	Unresolved Staff Comments
      We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	Operating and Financial Review and Prospects

Item 5.A.	Operating Results
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
      Our sales volume increased by 3.7% in 2004 but decreased by 2.1% in 2005. In 2004, our crude steel output increased to 30.2 million tons and sales volume increased to 31.8 million tons due to an increase in domestic demand primarily from the automobile, consumer appliance, and shipbuilding industries, which outweighed a decrease in demand from the construction industry. In 2005, however, while our crude steel output increased to 30.5 million tons, sales volume decreased to 31.1 million tons due to an increase in our inventory in the second half of 2005 resulting from adverse Chinese market conditions. For a discussion of our sales volume and revenues by major products and markets from 2001 to 2005, see “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products” and “— Markets.”
      Unit sales price in Won for all of our principal product lines increased in 2004 despite an appreciation of the Korean Won against the Dollar. The weighted average unit prices for our products increased by 30.5% in 2004 compared to 2003. Unit sales price of wire rods, which accounted for 7.9% of total sales volume, increased by 40.9% in 2004. Unit sales price of hot rolled products, which accounted for 34.5% of total sales volume, increased by 36.7% in 2004. Unit sales price of plates, which accounted for 10.6% of total sales volume, increased by 35.5% in 2004. In 2005, unit sales price in Won for all of our principal product lines other than stainless steel products increased, and the weighted average unit prices for our products increased by 10.6% in 2005 compared to 2004 despite an appreciation of the Korean Won against the Dollar. Unit sales price of silicon steel sheets, which accounted for 2.4% of total sales volume, increased by 24.0% in 2005. Unit sales price of plates, which accounted for 10.3% of total sales volume, increased by 20.2% in 2005. Unit sales price of wire rods, which accounted for 7.6% of total sales volume, increased by 19.7%. These increases were partially offset by a 0.5% decrease in unit sales price of stainless steel products, which accounted for 6.2% of total sales volume in 2005.

      Export prices in Dollar terms increased in 2004, primarily as a result of general recovery of the global economy as well as continuous increases in transportation costs and price of raw materials. Although export prices in Dollar terms increased in the first half of 2005 primarily as a result of an increase in demand in China, such prices decreased in the second half of 2005 due to excessive supply of steel products in China. In the first half of 2006, our export prices in Dollar terms have increased due to the recovery of the global steel markets. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”
      The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	Year Ended December 31,

Product	2003		2004		2005

	(In thousands of Won per ton)
Hot rolled products	W	363.5	W	496.9	W	568.9
Plates		433.1		586.8		705.4
Wire rods		383.2		539.6		645.9
Cold rolled products		533.1		640.8		719.0
Silicon steel sheets		642.0		753.0		934.0
Stainless steel products		1,783.7		2,378.4		2,366.9
Others		624.6		494.4		538.6

Average(1)	W	524.1	W	684.1	W	756.8

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Costs and Production Efficiency
      Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases.
      The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	Year Ended
	December 31,

	2003	2004	2005

	(percentage of net
	sales)
Cost of goods sold	75.6%	72.4%	71.4%
Selling and administrative expenses(1)	6.0	5.4	5.5
Total operating expenses	81.6	77.8	76.9
Gross margin	24.4	27.6	28.6
Operating margin	18.4	22.2	23.1

(1)	See Note 23 of Notes to Consolidated Financial Statements.
      Our production efficiency in recent years has continued to benefit from operation near or in excess of stated capacity levels. Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. We expect to increase our production capacity in the future when we increase our production capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. See “Item 4. Information on the Company — Item 4.D. Property, Plants and Equipment.”

      The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	2001	2002	2003	2004	2005

Crude steel and stainless steel production capacity (million tons per year)	28.00	28.00	28.90	30.00	30.00
Actual crude steel and stainless steel output (million tons)	27.83	28.07	28.90	30.21	30.54
Capacity utilization rate(%)	99.4	100.3	100.0	100.7	101.8
Steel product sales (million tons)(1)	30.07	30.33	30.66	31.80	31.12
Man-hours per ton of crude steel produced(2)	1.28	1.26	1.17	1.12	1.16

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 1.3 million tons in 2001, 1.2 million tons in 2002, 1.4 million tons in 2003, 1.0 million tons in 2004 and 1.0 million tons in 2005.

(2)	Does not include in the calculation employees of our subsidiaries or subcontractors.

Exchange Rate Fluctuations
      Exchange rate fluctuations also have affected our results of operations and liquidity in recent years. Foreign exchange translation gains and losses arise as a result of fluctuations in the rates of exchange of Won to the foreign currencies in which some of our assets and liabilities are denominated (primarily Dollars and Yen). Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 64.6% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2005;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.
      Appreciation of the Won, on the other hand, (i) causes our export products to be less competitive by raising our prices in Dollar terms and (ii) reduces net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has a positive impact on our results of operations. In terms of the average noon buying rate, the Won appreciated against the Dollar from Won 1,192.0 to US$1 as of December 31, 2003 to Won 1,010.0 to US$1 as of December 31, 2005. See “Item 3. Key Information — Exchange Rate Information.”
      We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. From time to time we also enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to reduce the fluctuation risk of future cash flows. As of December 31, 2005, we had entered into one option contract and six currency forward contracts. The net valuation loss of the above contracts was approximately Won 19.7 billion and the net transaction loss was Won 5.1 billion in 2005. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Impairment Loss on the No. 2 Mini-mill at Gwangyang Works
      We started the construction of the no. 2 mini-mill at Gwangyang Works in 1997. Our board of directors decided in May 1998 to temporarily suspend the construction of the mini-mill due to the unstable economic condition in Korea and the Asia Pacific Region. Due to the continuing unstable economic condition and related decrease in the selling price of products, which in turn resulted in the deterioration in profitability, the management’s operations committee decided in April 2002 to cease the construction of the No. 2 mini-mill. We recognized impairment losses on the construction-in-progress in Gwangyang No. 2 mini-mill amounting to Won 469.6 billion in 2003 and 2004 and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004.

Inflation
      Inflation in the Republic, which was 3.6% in 2003 and 2004, and 2.7% in 2005 has not had a material impact on our results of operations in recent years.
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
      Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We made a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. Further impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. A percentage difference in cash flow projections or discount rate used would not likely result in an impairment write-down.

Operating Results

2005 Compared to 2004
      Our sales in 2005 increased by 9.7% to Won 26,302 billion from Won 23,973 billion in 2004, reflecting an increase of 10.6% in the average unit sales price per ton of our steel products, as discussed in “— Overview — Sales Volume, Prices and Product Mix” above, which more than offset a 2.1% decrease in the sales volume of our steel products.
      Sales volume of stainless steel products, which accounted for 6.2% of total sales volume, showed the greatest decrease among our major steel product categories in 2005 with a decrease of 7.3%. Sales volume of hot rolled products, which accounted for 33.2% of total sales volume, decreased by 5.8%. In addition, sales volume of plates, which accounted for 10.3% of total sales volume, decreased by 5.7%. These decreases in sales volume were partially offset by increases in sales volume of silicon steel sheets and cold rolled products. Sales volume of silicon steel sheets, which accounted for 2.4% of total sales volume, showed the greatest increase among our major steel product categories in 2005 with an increase of 4.5%. Sales volume of cold rolled products, which accounted for 33.6% of total sales volume, increased by 2.2%. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products.”
      Our domestic sales in 2005 increased by 10.9% in terms of total sales revenues but decreased by 3.0% in terms of sales volume of steel products compared to 2004. In 2005, our domestic sales accounted for approximately 73.5% of our total sales volume, compared to 74.2% in 2004. The increase in domestic sales revenues in 2005 compared to 2004 was attributable primarily to an increase in the price of steel products sold in Korea, which more than offset a decrease in domestic sales volume.
      Our export sales in 2005 increased by 6.9% in terms of sales revenues and by 0.4% in terms of sales volume compared to 2004. Exports as a percentage of total sales volume increased to 26.5% of our total sales volume in 2005 compared to 25.8% in 2004. The increase in export sales in terms of sales revenues in 2005 compared to 2004 was primarily attributable to an increase in the price of steel products sold abroad and to a lesser extent, an increase in export sales volume, which more than offset the reduction in net sales in Won from export sales due to appreciation of the Won against the Dollar.
      Gross profit in 2005 increased by 13.9% to Won 7,535 billion from Won 6,612 billion in 2004. Gross margin in 2005 increased to 28.6% from 27.6% in 2004, as the 9.7% increase in sales more than offset an 8.1% increase in cost of goods sold in 2005 to Won 18,767 billion from Won 17,361 billion in 2004. The increase in cost of goods sold was attributable primarily to increases in purchase of raw materials, as well as an increase in labor expenses resulting from higher performance bonuses. Raw materials costs in 2005 increased primarily as a result of a general increase in the unit costs of coal, iron ore, nickel and scrap metal, as well as an increase in our production of crude steel to 30.5 million tons in 2005 compared to 30.2 million tons in 2004. The average price of coal per ton (including all associated costs such as customs duties and transportation costs) increased from $72.02 in 2004 to $112.15 in 2005. The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) increased from $31.96 in 2004 to $44.22 in 2005.
      Operating income in 2005 increased by 14.4% to Won 6,083 billion compared to Won 5,319 billion in 2004. Operating margin increased to 23.1% in 2005 from 22.2% in 2004, as selling and administrative expenses increased by 12.3% in 2005 to Won 1,451 billion compared to Won 1,293 billion in 2004. The increase in selling and administrative expenses resulted principally from increases in provision for doubtful accounts, advertising expenses, fees and charges and labor-related expenses. Our provision for doubtful accounts increased by 94.4% in 2005 to Won 104 billion from Won 54 billion in 2004 primarily as a result of slowdown in the construction industry and an increase in reserve for doubtful receivables of POSCO Engineering & Construction Co., Ltd. Advertising expenses increased by 98.8% in 2005 to Won 98 billion from Won 49 billion in 2004 primarily as a result of reclassification of advertising expenses incurred in our Pohang and Gwangyang plants, which had been classified as manufacturing expenses until 2004, pursuant to recommendation by our internal accounting standards review committee in 2005. Our fees and charges in 2005 increased by 59.3% to Won 122 billion compared to Won 77 billion in 2004, primarily as a result of an increase in such expenses from POSCO Engineering & Construction. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 13.3% to Won 315 billion in 2005 from Won 278 billion in 2004, primarily as a result of a Won 20 billion increase in salaries, as well as higher welfare expenses and performance bonuses. Our welfare expenses increased by Won 12 billion in 2005 compared to 2004 primarily as a result of our decision to sell 1,325,800 shares of treasury stock in 2005 to the employee stock ownership association, with the difference between the fair value and the proceeds being recognized as welfare expenses.
      Our net income in 2005 increased by 5.2% to Won 4,012 billion compared to Won 3,814 billion in 2004 as an increase in operating income, a decrease in loss on impairment of investments, an increase in non-operating income-others and a decrease in interest expense more than offset effects from an increase in non-operating expenses-others and a decrease in gain on recovery of allowance for doubtful accounts. Loss on impairment of investments decreased by 87.5% to Won 12 billion from Won 95 billion in 2004 primarily due to the absence of large impairments of investments in 2005 such as the impairment of Won 79 billion in 2004 related to our decision to permanently cease construction of our mini-mill discussed above. Non-operating income-others increased by 50.6% to Won 211 billion compared to Won 140 billion in 2004 primarily due to the reclassification of certain research and development costs relating to a strip casting testing plant previously recognized as expenses and an increase in interest payments to POSCO Engineering & Construction by its subcontractors from delayed receivables. We previously recognized research and development costs relating to a strip casting plant as expenses based on our conclusion that the technology was not available for immediate commercialization. However, we made an adjustment to non-operating income-others in 2005 because we classified the testing plant as tangible asset in 2005 and plan to use the plant to test our new technologies. Our interest expense decreased by 22.2% to Won 149 billion in 2005 from Won 192 billion in 2004 as we reduced our borrowings in 2005. Our non-operating expenses-others increased to Won 854 billion in 2005 from Won 165 billion in 2004 primarily due to an increase in subsidies to 1,672 employees who were transferred to outsourcing companies in 2005 to increase our labor productivity compared to 40 such employees in 2004, our payment of additional income taxes of Won 179 billion in 2005 in response to an audit conducted by the National Tax Service of our corporate income tax returns for 2000 to 2004, which we are currently taking legal actions to reconcile differences in the interpretation of Korean tax laws, as well as a loss of Won 120 billion related to our disposal of SK Telecom shares to enhance shareholders’ equity through disposition of non-core assets. Our gain on recovery of allowance for doubtful accounts in 2005 decreased by 85.3% to Won 19 billion compared to Won 127 billion in 2004, primarily due to the absence of large recoveries in 2005 such as our recovery of Won 108 billion from settlement of liquidation dividends from POSVEN in 2004.
      Our effective tax rate in 2005 was 27.0% compared to 28.1% in 2004. The statutory income tax rate applicable to us, including resident tax surcharges, decreased to 27.5% in 2005 from 29.7% in 2004. See Note 25 of Notes to Consolidated Financial Statements.

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
      Our effective tax rate in 2004 was 28.1% compared to 26.6% in 2003. The statutory income tax rate applicable to us, including resident tax surcharges, remained constant at 29.7% in 2003 and 2004. See Note 25 of Notes to Consolidated Financial Statements.
Item 5.B.     Liquidity and Capital Resources
      The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,

	2003		2004		2005

	(in billions of Won)
Net cash provided by operating activities	W	3,499	W	4,946	W	5,462
Net cash used in investing activities		2,135		3,386		3,742
Net cash used in financing activities		1,046		1,650		1,578
Cash and cash equivalents at beginning of period		268		594		482
Cash and cash equivalents at end of period		594		482		654
Net increase (decrease) in cash and cash equivalents		326		(112)		172
Capital Requirements
      Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. Net cash used for investing activities was Won 2,135 billion in 2003, Won 3,386 billion in 2004 and Won 3,742 billion in 2005. These amounts included purchases of property, plant and equipment of Won 1,299 billion in 2003, Won 2,265 billion in 2004 and Won 3,361 billion in 2005. We recorded net acquisition of trading securities of Won 81 billion in 2003 and Won 64 billion in 2004 and net disposal of trading securities of Won 222 billion in 2005. We also recorded net acquisition of available-for-sale securities of Won 493 billion in 2003, Won 167 billion in 2004 and Won 271 billion in 2005. In our financing activities, we used cash of Won 1,317 billion in 2003, Won 1,125 billion in 2004 and Won 1,368 billion in 2005 for principal repayments of outstanding long-term debt. We used Won 263 billion in 2003, Won 305 billion in 2004 and Won 1,295 billion in 2005 for the repurchase of our shares from the market as treasury stock. We raised cash of Won 932 billion in 2005 from disposal of treasury shares, including our sale of 3,500,000 shares in the form of ADSs in connection with the listing on the Tokyo Stock Exchange in November 2005.
      We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. From time to time, we may also require capital for investments involving acquisitions and strategic relationships and repurchase of our shares from the market as treasury stock. Our total capital expenditures were Won 3,361 billion in 2005 and, under current plans, are estimated to increase to approximately Won 3,995 billion in 2006 to maintain our competitive strengths and develop higher margin, higher value-added products. We retain the ability to reduce or suspend our planned capital expenditures. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce higher value-added products.

      In addition to our funding requirements relating to our capital investment program, payments of the principal of and interest on indebtedness will require considerable resources. Principal repayment obligations with respect to long-term debt outstanding as of December 31, 2005 are Won 1,056 billion in 2006, Won 213 billion in 2007, Won 564 billion in 2008, Won 189 billion in 2009 and Won 168 billion in 2010 and beyond. As of December 31, 2005, we had short-term borrowings of Won 860 billion and current portion of long term debt of Won 1,057 billion. We expect to repay these obligations primarily through cash provided by operations and additional borrowings.
      We paid dividends on common stock in the amount of Won 326 billion in 2003, Won 525 billion in 2004 and Won 681 billion in 2005.
      The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2005.

	Payments due by Period

			Less than						After
Contractual Obligations	Total		1 year		1 to 3 years		4 to 5 years		5 years

	(in billions of Won)
Long-term debt obligations	2,189.6		1,055.6		966.4		167.6		—
Capital lease obligations	3.1		2.8		0.3		—		—
Operating leases obligations	10.5		6.7		3.8		—		—
Purchase obligations	(a	)	(a	)	(a	)	(a	)	(a	)
Other long-term liabilities	—		—		—		—		—

Total	2,203.2		1,065.1		970.5		167.6		—

(a)	Our purchase obligations include long-term contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2005, 500 million tons of iron ore and 113 million tons of coal remained to be purchased under long-term contracts.
      In addition, as of December 31, 2005, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies and non-affiliated companies totaled Won 561 billion and Won 509 billion, respectively. See Note 17 of Notes to Consolidated Financial Statements for a description of our commitments and contingent liabilities.
Capital Resources
      We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term and short-term debt. We do not depend on the use of off-balance sheet financing arrangements.
      Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income before depreciation and amortization were Won 3,564 billion in 2003, Won 5,380 billion in 2004 and Won 5,624 billion in 2005, and cash proceeds from long-term debt were Won 600 billion in 2003, Won 280 billion in 2004 and Won 594 billion in 2005. Cash proceeds in 2003 included Won 513 billion we raised through the disposition of 1,696,428 shares of SK Telecom to Zeus (Cayman), an exempted company formed with limited liability under the laws of the Cayman Islands. This disposition was effected in conjunction with Zeus (Cayman)’s issuance of notes exchangeable into SK Telecom ADSs, whose notes are fully and unconditionally guaranteed by us. Total long-term debt, including current portion and excluding discount on debentures issued, was Won 3,989 billion as of December 31, 2003, Won 3,104 billion as of December 31, 2004 and Won 2,190 billion as of December 31, 2005.

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
      Our total shareholders’ equity increased from Won 13,250 billion as of December 31, 2003 to Won 19,867 billion as of December 31, 2005. This growth is attributable primarily to growth in retained earnings.
Liquidity
      Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.” Approximately 32.0% of our sales in 2003, 30.2% of our sales in 2004 and 29.4% of our sales in 2005 were denominated in foreign currencies, of which approximately two-thirds were denominated in Dollars and one-third in Yen and which were derived almost entirely from export sales. As of December 31, 2005, approximately 64.6% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the limited availability and cost of Won-denominated financing in the Republic, which had historically been higher than for Dollar or Yen-denominated financings.
      Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was Won 1,299 billion in 2003, Won 2,265 billion in 2004 and Won 3,361 billion in 2005. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. At December 31, 2005, 500 million tons of iron ore and 113 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.
      We had a working capital (current assets minus current liabilities) surplus of Won 3,450 billion as of December 31, 2003, Won 5,493 billion as of December 31, 2004 and Won 5,759 billion as of December 31, 2005. As of December 31, 2005, we had unused credit lines of Won 1,484 billion out of total available credit lines of Won 2,174 billion. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.
      The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,

	2003		2004		2005

	(in billions of Won)
Cash and cash equivalents, net of government grants	W	593	W	480	W	653
Short-term financial instruments		695		647		760
Trading securities		1,321		2,690		2,611
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		2,308		3,094		3,045
Inventories		2,068		3,066		3,793
      Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months.

      The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,

	2003		2004		2005

	(in billions of Won)
Trade accounts and notes payable	W	917	W	1,082	W	1,146
Short-term borrowings		732		658		860
Income tax payable		573		1,087		1,367
Current portion of long-term debt, net of discount on debentures issued		1,021		1,047		1,057
      In January 2000, we reduced our period for payment of accounts receivable for all customers from a range of 70 days to 80 days to a range of 30 days to 60 days. We do not believe that these changes in the credit terms for our customers have had or will have a material effect on our cash flows.

Capital Expenditures and Capacity Expansion
      Our capital expenditures for 2003, 2004 and 2005 amounted to Won 1,299 billion, 2,265 billion and Won 3,361 billion, respectively.
      Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. Our total capital expenditures are estimated to be approximately Won 3,995 billion in 2006. The following table sets out the major items of our capital expenditures currently in progress:

			Estimated Remaining
			Cost of Completion
	Expected	Total Cost of	as of December 31,
Project	Completion Date	Project	2005

	(in billions of Won)
Pohang Works:
Construction of FINEX demonstration plant	December 2006	553	273
Rationalization of silicon steel mill (level 2)	March 2007	309	152
Second relining of no. 3 blast furnace	May 2006	264	188
Replacement of no. 2 hot rolled mill	June 2006	226	173
Installation of de-phosporization facility at no. 2. steelmaking department	February 2007	143	104
Installation of rolling equipment at no. 2 hot rolled mill	June 2006	129	110
Gwangyang Works:
Rationalization of no.3 hot rolled mill	December 2007	263	244
Installation of no. 6 continuous galvanizing line	June 2006	230	17
Coke oven gas purification facility	June 2007	176	151
Upgrading of pickling-tandem cold mill at no 1. cold rolled mill	May 2006	135	52
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
      In February 2005, the Korean Accounting Standards Boards (“KASB”) issued SKFAS No. 18, “Interests in Joint Ventures.” This statement provides the definition of joint venture which requires an investor to recognize assets, liabilities, revenue and expenses related to its investment on a joint venture. Under SKFAS No. 18, joint venture may be classified into one of the following types; joint venture business, joint venture assets or joint venture corporation, and an investor should apply SKFAS No. 15, “Investments in Associates” correspondingly for its investment on joint venture corporation. The provisions of this standard are effective prospectively for joint ventures beginning on or after December 31, 2005. We do not expect the adoption of this statement to have a material impact on its financial position or results of operations.
      In March 2005, the KASB issued SKFAS No. 19, “Lease accounting,” which supersedes pre-KASB standard of “Accounting Standards for Lease Industry.” Under SKFAS No. 19, lease transactions that the risk and benefit from the ownership of the leased property is de facto transferred to the lessee should be classified as a finance lease, and an operating lease otherwise. The classification should be determined by substance of a transaction and lease of real estate also are subject to the statements as other property leases. The provisions of this standard are effectively for lease transactions beginning on or after December 31, 2005. We do not expect the adoption of this statement to have a material impact on its financial position or results of operations.
      In September 2005, the KASB issued SKFAS No. 20, “Related Party Disclosures,” which supersedes pre-KASB standard of financial reporting. SKFAS No. 20 requires substance over legal form and disclosure of the characteristics of the related party relationships. Under SKFAS No. 20, we are also required to disclose disaggregated information of compensation for chief officers and basis for classifying chief officers. The provisions of this standard are effective for the period beginning after December 31, 2005.
      In April 2006, the KASB issued SKFAS No. 21, “Preparation and Disclosure of Financial Statements.” Under SKFAS No. 21, changes in stockholders’ equity are included as one of the main financial statements when a company prepares and discloses non-consolidated financial statements. The provisions of this standard are effective for the period beginning after December 31, 2006.

U.S. GAAP Reconciliation
      Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 33 of Notes to Consolidated Financial Statements.
      We recorded net income under U.S. GAAP of Won 4,102 billion in 2005 compared to net income of Won 3,460 billion in 2004 and Won 1,997 billion in 2003 primarily due to the factors discussed in “— Operating Results.” Our net income under U.S. GAAP of Won 4,102 billion in 2005 is 2.2% higher than our net income under Korean GAAP of Won 4,012 billion. See Note 33(a) of Notes to Consolidated Financial Statements.
Recent Accounting Pronouncements in U.S. GAAP
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard No. 151 (“FAS 151”), “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities and clarifies the meaning of the term ‘normal capacity’. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of determining the impact of adoption on our financial position and results of operation.
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standards No. 123 R, “Share-Based Payment.” This Statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In April 2005, the Securities Exchange Commission (“SEC”) approved a new rule that delayed the effective date of FAS 123 R. Under the SEC rule, FAS 123 R is now effective for annual rather than interim period that begin after June 15, 2005. We are evaluating the requirements of FAS No. 123 R and currently expects that the adoption of FAS No. 123 R will not have a material impact on our financial position and results of operation.
      In December 2004, the FASB issued Statement No. 153 (“FAS 153”), “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.” FAS 153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance (as defined). The new standard is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.
      In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which expresses the view of the staff regarding the interaction between the FASB’s SFAS No. 123 (revised 2004) (FAS 123R), “Share-Based Payment”, and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. Specifically, SAB 107 provides guidance on how to determine the expected volatility and expected term inputs into a valuation model used to determine the fair value of share based payments under FAS 123R. SAB 107 also provides guidance related to numerous aspects of the adoption of FAS 123R such as taxes, capitalization of compensation costs, modification of share based payments prior to adoption and the classification of expenses.
      In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional assets retirement obligation if the fair value of the liability can be reasonably estimated. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises).

The adoption of this Interpretation did not have a material effect on our financial position and results of operation.
      In May 2005, the FASB issued Financial Accounting Standards No. 154 (“FAS 154”), “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20,” which changes the requirements for the accounting and reporting of a change in accounting principle. The Statement requires that changes in accounting principle be retroactively applied. FAS 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with earlier adoption permitted. We have applied the provisions of this Statement starting January 1, 2006.
      In February 2006, the FASB issued Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets” and is effective for all financial instrument acquired or issued after beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of this statement to have a material impact on its financial position or result of operations.
      In March 2006, the FASB issued FASB issued Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a certain servicing contract and all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006, with earlier adoption is permitted. We do not expect the adoption of this statement to have a material impact on its financial position or result of operations.
Item 5.C.     Research and Development, Patents and Licenses, Etc.
      We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. At December 31, 2005, we employed a total of 172 researchers.
      In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. At December 31, 2005, the Technical Research Laboratory employed a total of 588 researchers.
      We recorded research and development expenses of Won 199 billion as cost of goods sold in 2003, Won 206 billion in 2004 and Won 173 billion in 2005, as well as research and development expenses of Won 57 billion as selling and administrative expenses in 2003, Won 71 billion in 2004 and Won 53 billion in 2005. In addition, we made donations to educational foundations supporting basic science and technology research, amounting to Won 39 billion in 2003, Won 40 billion in 2004 and Won 33 billion in 2005. We also donated Won 2 billion to Pohang University of Science & Technology, a university founded by us, in 2003 and an additional Won 32 billion in 2004 and Won 17 billion in 2005. See Note 24 of Notes to Consolidated Financial Statements.
      Our research and development program has filed over twenty thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2005, and has successfully applied many of these to improve our manufacturing process.

Item 5.D.     Trend Information
      These matters are discussed under Item 5A. and Item 5B. above where relevant.
Item 5.E.     Off-balance Sheet Arrangements
      As of December 31, 2003, 2004 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Item 5.F.     Tabular Disclosure of Contractual Obligations
      These matters are discussed under Item 5.B. above where relevant.
Item 6.     Directors, Senior Management and Employees
Item 6.A.     Directors and Senior Management
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
      Our board committees are described in greater detail below under “— Item 6.C. Board Practices.”
      Under the Commercial Code and our articles of incorporation, one Chairman should be elected among the Outside Directors and several Representative Directors may be elected among the Standing Directors by our board of directors’ resolution.

Standing Directors
      Our current Standing Directors are:

			Years	Years		Expiration
			as	with		of term
Name	Position	Responsibility & Division	director	POSCO	Age	of office

Lee, Ku-Taek	Chief Executive Officer and Representative Director	—	17	37	60	February 2007
Yoon, Seok-Man	President and Representative Director	Chief Marketing Officer, Corporate Communication Dept.	3	29	57	February 2007
Lee, Youn	President and Representative Director	General Superintendent, Stainless Steel Division	2	32	58	February 2008
Chung, Joon-Yang	Senior Executive Vice President and Representative Director	Chief Operating Officer and Technology Officer	3	31	58	February 2007
Cho, Soung-Sik	Senior Executive Vice President	Managing Director, POSCO- India Pvt. Ltd.	1	32	55	February 2009
Lee, Dong-Hee	Executive Vice President	Chief Finance Officer	1	29	56	February 2009
      All Standing Directors are engaged in our business on a full-time basis.

Outside Directors
      Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act of 1962 (the “Securities and Exchange Act”).

					Expiration
			Years as		of term
Name	Position	Principal Occupation	director	Age	of office

Park, Young-Ju	Chairman of the Board	Chairman, Eagon Industrial Co., Ltd.	3	65	February 2009
Kim, E. Han	Director	Professor, University of Michigan	4	59	February 2008
Jun, Kwang-Woo	Director	Vice Chairman, Deloitte Korea	3	56	February 2007
Jones, Jeffrey D	Director	Attorney, Kim & Chang	3	53	February 2007
Suh, Yoon-Suk	Director	Dean of Division of Business Administration, Ewha Woman’s University	3	51	February 2009
Park, Won-Soon	Director	Executive Director, Beautiful Foundation	3	50	February 2007
Sun, Wook	Director	Former President & CEO, Samsung Human Resources Development Center	2	61	February 2008
Ahn, Charles	Director	Chairman of the Board, AhnLab, Inc.	2	44	February 2008
Huh, Sung-Kwan	Director	President, Gwangju Institute of Science and Technology	1	58	February 2009
      The term of office of the Directors is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management
      In addition to the Standing Directors who are also our executive officers, we have the following executive officers:

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Kim, Dong-Jin	Senior Executive Vice President	Managing Director, POSCO-China Holding Corp.	32	59
Choi, Jong-Tae	Senior Executive Vice President	Chief Staff Officer, General Superintendent, Human Resources Development Center	32	56
Kim, Sang-Ho	Executive Vice President	Department Manager, Legal Affairs Dept.	6	52
Hur, Nam-Suk	Executive Vice President	General Superintendent, Gwangyang Works	32	56
Oh, Chang-Kwan	Executive Vice President	General Superintendent, Pohang Works	29	53
Kwon, Young-Tae	Executive Vice President	Coal Procurement Dept., Iron Ore Procurement Dept., Steel Raw Material Procurement Dept.	31	55
Chang, Hyun-Shik	Executive Vice President	Energy Project Dept.	6	55
Kim, Jin-Il	Executive Vice President	Marketing Division, Market Development Dept., Production Order and Process Dept., Product Technology Dept.	31	53
Kwon, Oh-Joon	Senior Vice President	General Superintendent, Technical Research Laboratories	20	55
Chung, Dong-Hwa	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Maintenance)	30	54
Lee, Sang-Young	Senior Vice President	Deputy General Superintendent, Pohang Works (Iron and Steel Making)	28	56
Sung, Hyun-Uck	Senior Vice President	Deputy General Superintendent, Pohang Works (Maintenance)	30	56
Park, Han-Yong	Senior Vice President	Materials Purchasing and Supply Management Dept., Outside Services Dept.	28	55
Chung, Keel-Sou	Senior Vice President	Managing Director, Zhangjiagang POSCO Stainless Steel Co. Ltd.	31	56
Ha, Sang-Wook	Senior Vice President	Technology Development Dept.	31	53
Kim, Sang-Young	Senior Vice President	Corporate Communication Dept.	20	54
Lee, Young-Suk	Senior Vice President	Stainless Steel Division, Stainless Steel Strategy Dept., Stainless Steel Sales Dept., Stainless Steel Sales Development Dept.	29	55
Kim, Sang-Myun	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Administration)	28	55
Park, Kee-Young	Senior Vice President	Marketing Division, Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept.	30	54
Lee, Kyu-Jeong	Senior Vice President	Business Innovation Dept.	28	54
Won, Jong-Hai	Senior Vice President	Managing Director, Qingdao Pohang Stainless Steel Co., Ltd.	29	54

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Kim, Tae-Man	Senior Vice President	Deputy General Superintendent, Pohang Works (Administration)	28	52
Cho, Jun-Gil	Senior Vice President	Deputy General Superintendent, Pohang Works (Hot and Cold Rolling)	29	54
Yoo, Kwang-Jae	Senior Vice President	Stainless Steel Division, Stainless Steel Production and Technology	28	54
Yoon, Yong-Chul	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Iron and Steel Making)	29	54
Cho, Noi-Ha	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Hot and Cold Rolling)	29	53
Yoon, Yong-Won	Senior Vice President	Facilities Investment Planning Dept., Plant and Equipment Procurement Dept.	28	54
Kim, Soo-Kwan	Senior Vice President	Audit Dept., Corporate Ethics Dept.	29	54
Park, Ki-Hong	Vice President	Department Manager, Corporate Strategic Planning Dept.	1	48
Choo, Wung-Yong	Vice President	European Union Office	23	53
Kim, Sung-Kwan	Vice President	Deputy Managing Director, Zhangjiagang POSCO Stainless Steel Co. Ltd.	29	55
Jang, Byung-Hyo	Vice President	Managing Director, POSCO-Japan Corp.	29	52
Jeong, Tae-Hyun	Vice President	Deputy Managing Director, POSCO-India Pvt. Ltd.	29	53
Kim, Joon-Sik	Vice President	Investment Management Dept.	25	52
Jang, Young-Ik	Vice President	Stainless Steel Raw Materials Procurement Dept.	27	52
Kim, Moon-Seok	Vice President	Seoul Office	28	52
Yun, Tai-Han	Vice President	Marketing Strategy Dept. Sales and Production Planning Dept.	27	53
Cho, Bong-Rae	Vice President	FINEX Research and Development Project Dept.	26	53
Chang, In-Hwan	Vice President	Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Exports Dept., Coated Steel Sales Dept., Electrical Steel Sales Dept.	25	51
Item 6.B.     Compensation
Compensation of Directors and Officers
      Salaries and bonuses for Standing Directors and salaries for Directors are paid in accordance with standards determined by the board of directors within the limitation of directors remuneration guidelines approved at an annual general meeting of shareholders. In addition, compensation of executive officers is paid in accordance with standards determined by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 15.0 billion in 2005 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 2.1 billion in 2005.

      We have also granted stock options to some of our Directors and executive officers. See “— Item 6E. Share Ownership” for a list of stock options granted to our Directors and executive officers. At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.
Item 6.C.     Board Practices
Director Candidate Recommendation Committee
      The Director Candidate Recommendation Committee comprises three Outside Directors, Wook Sun (committee chair), E. Han Kim and Charles Ahn, and one Standing Director, Dong-Hee Lee. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the committee.
Evaluation and Compensation Committee
      The Evaluation and Compensation Committee comprises four Outside Directors, Yoon-Suk Suh (committee chair), Young-Ju Park, Kwang-Woo Jun and Won-Soon Park. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.
Finance and Operation Committee
      The Finance and Operation Committee is comprised of three Outside Directors, Kwang-Woo Jun (committee chair), Charles Ahn and Sung-Kwan Huh, and two Standing Directors, Seok-Man Yoon and Dong-Hee Lee. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.
Executive Management Committee
      The Executive Management Committee comprises six Standing Directors: Ku-Taek Lee (committee chair), Seok-Man Yoon, Youn Lee, Joon-Yang Chung, Soung-Sik Cho and Dong-Hee Lee. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.
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
Nomination/ Corporate Governance Committee
Listed companies must have a nomination/ corporate governance committee composed entirely of independent directors	We have not established a separate nomination/ corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Standing Director.
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors	We maintain an Evaluation and Compensation Committee composed of four Outside Directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act	We maintain an Audit Committee comprised of four Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan	We currently have an employee stock ownership program. We previously provided a stock options program for officers and directors, as another equity compensation plan. However, during our annual shareholders’ meeting in February 2006, our shareholders resolved to terminate the stock option program and amended our articles of incorporations to delete the provision allowing grant of stock options to officers and directors. Consequently we may not grant stock options to officers and directors starting February 24, 2006. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at www.posco.co.kr.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.co.kr.
Item 6.D.     Employees
      As of December 31, 2005, we had 28,853 employees, including 9,849 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 27,919 employees, including 8,524 persons employed by our subsidiaries, as of December 31, 2004 and 27,415 employees, including 8,042 persons employed by our subsidiaries, as of December 31, 2003. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.
      We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2005, only 21 of our employees were members of the POSCO labor union.
      We maintain a retirement plan, as required by Korean labor law, pursuant to which employees terminating their employment after one year or more of service are entitled to receive a lump-sum payment based on the length of their service and their total compensation at the time of termination. We are required to transfer a portion of retirement and severance benefit amounts accrued by our employees to the National Pension Fund. The amounts so transferred reduce the retirement and severance benefit amounts payable to retiring employees by us at the time of their retirement. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company- provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.
      As of December 31, 2005, our employees owned approximately 2.1% of our common stock through an employee stock ownership association.

Item 6.E.	Share Ownership
Common Stock
      The persons who are currently our Directors or executive officers held, as a group, 2,555 common shares as of December 31, 2005, the most recent date for which this information is available. The table below shows the ownership of our common shares by Directors and executive officers.

Shareholders	Number of common shares owned

Chang-Kwan Oh	770
Jong-Tae Choi	542
E. Han Kim	364
Sang-Young Kim	195
Tae-Man Kim	91
Jin-Il Kim	90
Jun-Gil Cho	81
Yong-Chul Yoon	81
Yong-Won Yoon	79
Noi-Ha Cho	70
Dong-Hwa Chung	53
Soo-Kwan Kim	42
Sang-Wook Ha	40
Oh-Joon Kwon	19
Han-Yong Park	12
Young-Ik Jang	10
Youn Lee	2
Dong-Jin Kim	2
Nam-Suk Hur	2
Kee-Yeoung Park	2
Jong-Hai Won	2
Kwang-Jae Yoo	2
Tai-Han Yun	2
In-Hwan Chang	2

Total	2,555

Stock Options
      The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of March 31, 2006. With respect to all of the options granted, we may elect either to issue shares of common stock, distribute treasury stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted and within seven years from the second anniversary of the issuance of such options. All of the stock options below relate to our common stock.
      At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Ku-Taek Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	45,184	4,518	40,666
	July 23, 2004	7/24/2006	7/23/2011	151,700	49,000	0	49,000
Seok-Man Yoon	September 18, 2002	9/19/2004	9/18/2009	116,100	11,179	3,000	8,179
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Youn Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	903	8,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Joon-Yang Chung	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	931	8,385
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	0	4,900
Soung-Sik Cho	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	5,903	3,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
Dong-Hee Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644
Young-Ju Park	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
E. Han Kim	April 26, 2003	4/27/2005	4/26/2010	102,900	2,401	0	2,401
Kwang-Woo Jun	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Jeffrey D. Jones	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Yoon-Suk Suh	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Wook Sun	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Charles Ahn	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Dong-Jin Kim	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	903	8,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Jong-Tae Choi	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	903	8,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
Sang-Ho Kim	April 28, 2005	4/29/2007	4/28/2012	194,900	12,000	0	12,000
Nam-Suk Hur	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	5,316	4,000
	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Chang-Kwan Oh	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	931	8,385
Young-Tae Kwon	September 18, 2002	9/19/2004	9/18/2009	116,100	9,316	931	8,385
Hyun-Shik Chang	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644
Jin-Il Kim	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	8,252	1,352
Oh-Joon Kwon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644

		Exercise Period			Number of	Number of	Number of
				Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Dong-Hwa Chung	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644
Sang-Young Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	5,460	4,144
Hyun-Uck Sung	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644
Han-Yong Park	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	5,282	4,322
Keel-Sou Chung	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Wook Ha	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Young Kim	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Young-Suk Lee	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Myun Kim	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kee-Yeoung Park	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kyu-Jeong Lee	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Jong-Hai Won	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Tae-Man Kim	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Jun-Gil Cho	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Kwang-Jae Yoo	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yong-Chul Yoon	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Noi-Ha Cho	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yong-Won Yoon	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders
      The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2005.

	Number of
Shareholders	Shares Owned	Percentage

SK Telecom	2,481,311	2.85
Pohang University of Science and Technology	2,418,000	2.77
National Pension Corporation	2,407,509	2.76
Directors and executive officers as a group	2,555	0.00
Public(1)	72,781,395	83.48
POSCO (held in the form of treasury stock)	6,189,091	7.10
POSCO (held through treasury stock fund)	906,974	1.04

Total issued shares of common stock	87,186,835	100.00%

(1)	Includes 23,869,739 shares of common stock, representing 27.38% of the total issued shares of common stock, in the form of ADRs.

Item 7.B.	Related Party Transactions
      We have issued guarantees of Won 425 billion as of December 31, 2003, Won 443 billion as of December 31, 2004 and Won 561 billion as of December 31, 2005, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. Please see Notes 17 and 28 of Notes to Consolidated Financial Statements.
      As of December 31, 2003, 2004 and 2005, we had no loans outstanding to our executive officers and Directors.

Item 7.C.	Interests of Experts and Counsel
      Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information
      See “Item 18. Financial Statements” and pages F-1 through F-87.
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
      The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2005. Of these shares, 80,090,770 shares were outstanding and 6,189,091 shares were held by us in treasury and 906,974 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

					Average Total
	Annual Dividend per		Interim Dividend per		Dividend per
Year	Common Stock to Public		Common Stock		Common Stock

	(in Won)
2001	W	2,000	W	500	W2,500
2002		3,000		500	3,500
2003		5,000		1,000	6,000
2004		6,500		1,500	8,000
2005		6,000		2,000	8,000
      Owners of the ADSs are entitled to receive any dividends payable in respect of the underlying shares of common stock.
      Historically, we have paid to holders of record of our common stock an annual dividend. However, we can give no assurance that we will continue to declare and pay any dividends in the future.
Item 8.B.     Significant Changes
      Not applicable
Item 9.     The Offer and Listing
Item 9.A.     Offer and Listing Details
Market Price Information

Notes
      Our 7 1/8 % notes due 2006 are traded in the over-the-counter market. Sales prices for the notes are not regularly reported on any exchange or other quotation service.

Common Stock
      The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the Stock Market Division of the Korea Exchange since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock since January 1, 2001.

	Price
			Average Daily
	High	Low	Trading Volume

			(number of shares)
	(in Won)
2001
First Quarter	104,000	76,500	343,509
Second Quarter	118,000	85,000	236,198
Third Quarter	104,000	74,000	176,544
Fourth Quarter	127,000	81,500	254,780
2002
First Quarter	160,000	117,500	303,579
Second Quarter	154,000	121,500	323,772
Third Quarter	139,000	101,000	324,477
Fourth Quarter	130,500	103,500	269,624

	Price
			Average Daily
	High	Low	Trading Volume

			(number of shares)
	(in Won)
2003
First Quarter	133,000	92,400	336,187
Second Quarter	127,000	97,500	300,224
Third Quarter	152,500	123,500	310,936
Fourth Quarter	163,000	131,500	345,272
2004
First Quarter	181,000	156,500	312,764
Second Quarter	177,000	131,000	413,523
Third Quarter	184,000	145,000	241,698
Fourth Quarter	203,000	163,000	287,632
2005
First Quarter	225,500	176,500	293,360
Second Quarter	203,000	174,500	298,650
Third Quarter	240,500	182,000	295,458
Fourth Quarter	236,500	199,500	334,140
2006
First Quarter	251,500	196,500	391,776
January	220,500	196,500	444,412
February	237,500	210,000	436,789
March	251,500	226,500	300,611
Second Quarter (through June 7)	290,000	234,500	319,731
April	277,000	239,500	324,095
May	290,000	241,000	403,990
June (through June 7)	250,000	234,500	340,241

ADSs
      Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2005, 23,869,739 ADSs were outstanding, representing 27.38% shares of common stock.
      The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2001.

	Price
			Average Daily
	High	Low	Trading Volume

			(number of ADSs)
	(in US$)
2001
First Quarter	22.62	15.00	507,108
Second Quarter	22.80	16.97	378,273
Third Quarter	19.99	13.60	277,112
Fourth Quarter	24.21	15.84	260,475

	Price
			Average Daily
	High	Low	Trading Volume

			(number of ADSs)
	(in US$)
2002
First Quarter	29.25	22.41	372,788
Second Quarter	30.64	23.35	355,145
Third Quarter	29.52	21.30	354,089
Fourth Quarter	27.40	21.20	268,750
2003
First Quarter	28.66	18.46	324,595
Second Quarter	26.55	19.26	333,511
Third Quarter	32.49	26.08	262,191
Fourth Quarter	33.97	28.98	477,580
2004
First Quarter	38.43	33.55	578,963
Second Quarter	39.01	27.97	1,013,306
Third Quarter	40.14	32.47	729,723
Fourth Quarter	47.50	36.49	765,003
2005
First Quarter	54.85	41.22	866,811
Second Quarter	49.70	43.75	790,208
Third Quarter	57.08	44.12	606,928
Fourth Quarter	56.01	47.85	671,024
2006
First Quarter	63.08	48.97	812,089
January	57.65	48.97	973,995
February	60.22	52.75	770,821
March	63.80	58.31	705,391
Second Quarter (through June 6)	74.41	61.75	912,551
April	72.50	61.75	818,053
May	74.41	63.17	982,232
June (through June 6)	65.70	61.91	978,175
Item 9.B.     Plan of Distribution
      Not applicable
Item 9.C.     Markets
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
      Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Average	Price
					Dividend	Earnings
	Opening	High	Low	Closing	Yield(1)(3)	Ratio(2)(3)

					(percent)
1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6	18.6
2001	520.95	704.50	468.76	693.70	2.0	14.2
2002	724.95	937.61	584.04	627.55	1.4	17.8
2003	635.17	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8

					Average	Price
					Dividend	Earnings
	Opening	High	Low	Closing	Yield(1)(3)	Ratio(2)(3)

					(percent)
2005	893.71	1,379.37	870.84	1,379.37	1.5	12.0
2006 (through June 7)	1,389.27	1,464.70	1,266.84	1,266.84	N.A.	10.7

Source: The Stock Market Division of the Korea Exchange.

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received disqualified opinions from external auditors.
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
      Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax at the rate of 0.15% will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax at the rate of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Item 10E. Taxation  — Korean Taxation.”

      The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value

	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	150,162,898	306,163	2,602,211	2,078,028
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,506,685
2002	683	258,680,756	216,071,436	857,245	3,041,595	2,540,590
2003	684	355,362,626	298,123,294	385,852	2,026,774	1,700,314
2004	683	412,588,139	396,338,269	372,895	2,232,109	2,138,445
2005	702	655,251,489	647,737,731	463,749	3,150,407	3,114,281
2006 (through June 5)	715	634,904,940	673,210,624	353,187	4,206,907	4,232,225

Source: The Stock Market Division of the Korea Exchange.

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.
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
Item 9.D.     Selling Shareholders
      Not applicable
Item 9.E.     Dilution
      Not applicable
Item 9.F.     Expenses of the Issuer
      Not applicable
Item 10.     Additional Information
Item 10.A.     Share Capital
      Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2005, 87,186,835 Common Shares were issued, of which 6,189,091 shares were held by us in treasury and an additional 906,974 shares were held by our treasury stock fund. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.
Item 10.B.     Memorandum and Articles of Association
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
      Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	publicly offered pursuant to the Securities and Exchange Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued through offering to public investors, the amount of which is no more than 10% of the outstanding Shares;

•	issued to our creditors pursuant to a debt-equity swap;

•	issued to domestic or foreign corporations pursuant to a joint venture agreement or technology inducement agreement; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

      In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 1,000 billion, to persons other than existing shareholders.
      Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2005, approximately 2.1% of the outstanding Shares were held by members of our employee stock ownership association.
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

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company;

•	issuing any new Shares at a price lower than their par value; or

•	approving matters required to be approved at a general meeting of shareholders, which have material effects on our assets, as determined by the Board of Directors.
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
      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trading companies and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “Item 10. Additional Information — Item 10.D. Exchange Controls.”
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

Item 10.C.	Material Contracts
      None.

Item 10.D.	Exchange Controls
Notes
      Korean law does not limit the right of non-Koreans to hold notes denominated in foreign currencies outside Korea. In order for us to issue such notes outside Korea, we are required to submit a report to the Minister of Finance and Economy or our designated foreign exchange bank (depending on the aggregate issuance amount) with respect to the issuance of the notes. Furthermore, in order for us to make payments of principal of or interest on the notes and other amounts as provided in the indenture and the notes, each actual payment should be reviewed by a foreign exchange bank at the time of such actual payment. The purpose of this review is to ensure that the actual remittance amount is consistent with the amounts payable under the notes.
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
Shares and ADSs
      The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) and the Foreign Investment Promotion Law regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities.
      Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions such as requiring foreign investors to obtain prior approval from the Minister of Finance and Economy or obligating a certain portion of the foreign investors’ holdings to be deposited in Korea.
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

Korea Exchange only through the Stock Market Division of the Korea Exchange, except in limited circumstances, including, among others:

•	odd-lot trading of shares;

•	acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded with certain exceptions; and

•	direct investment as defined in the Foreign Investment Promotion Law.
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
      Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person according to its articles of incorporation. We set this ceiling at 3% until the discontinuation of our designation as a public corporation on September 28, 2000. As a result, we currently do not have any ceiling on the acquisition of shares by a single person or by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Minister of Commerce, Industry and Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.
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

Item 10.E.	Taxation
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
Korean Taxation
      The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation with registered office or main office is located in Korea or actual management of which takes place in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Note

Taxation of Interest
      Under current Korean tax laws, when we make payments of interest to you on the notes, no amount will be withheld from such payments for, or on account of, any income taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains
      Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note if (i) you transfer the note to another non-resident (other than to such transferee’s permanent establishment in Korea) or (ii) you transfer the note to a resident or a non-resident of Korea outside Korea (regardless of whether the transferees have a permanent establishment in Korea) by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the note outside Korea is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of, subject to the production of satisfactory evidence of the acquisition cost of, and certain direct transaction costs attributable to the disposal of, the relevant notes, 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits.

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

Inheritance Tax and Gift Tax
      If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the ADSs or shares of common stock is greater than a specified amount.
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
      With respect to transfer of ADRs, a tax ruling was issued in 2004 by the Korean tax authority (the “2004 tax ruling”) to the effect that depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges is exempt from the securities transaction tax. Based on the 2004 tax ruling and the relevant provisions of the Securities Transaction Tax Law, once the ADSs are listed on the New York Stock Exchange, your transfer of ADRs should not be subject to the securities transaction tax.

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
      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.
      The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
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

Item 10.F.	Dividends and Paying Agents
      See “Item 8.A. Consolidated Statements and Other Financial Information — Dividends” above for information concerning our dividend policies and our payment of dividends. See “Item 10B. Memorandum and Articles of Association — Dividends” for a discussion of the process by which dividends are paid on shares of our common stock. See “Item 12. Description of Securities Other than Equity Securities — Dividends, Other Distributions and Rights” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Bank of New York.

Item 10.G.	Statements by Experts
      Not applicable

Item 10.H.	Documents on Display
      We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 10.I.	Subsidiary Information
      Not applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
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
Exchange Rate Risk
      Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of our exports are denominated in Dollars. Japan is also an important market for us, and we derive significant cash flow denominated in Yen. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, which represent a substantial sum and are mostly denominated in Dollars, relate primarily to imported raw material costs and freight costs. Foreign currency denominated liabilities relate primarily to foreign currency denominated debt. We use, to a limited extent, cross-currency interest rate swaps to reduce our exchange rate exposure with respect to foreign currency denominated debt. Under cross-currency interest rate swaps, we typically agree with the other parties to exchange, at the maturity date, a fixed amount denominated in one currency with a fixed amount denominated in another currency. Until the maturity date, we agree to exchange interest payments, at specified intervals, calculated based on different interest rates for each currency. We also use, to a limited extent, currency forward contracts to purchase Dollars to reduce our exchange rate exposure. Under currency forward contracts, we typically agree with the other parties to exchange, at the maturity date, a fixed amount denominated in Dollars with an amount denominated in Yen or Won at a fixed exchange rate.
      As of December 31, 2005, we had entered into six currency forward contracts and one option contract. Our aggregate net valuation loss of above contracts was approximately Won 19.7 billion and net transaction loss was Won 5.1 billion in 2005. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Interest Rate Risk
      We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2005, we did not have any outstanding interest rate swap contract.
      The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2005 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities

							December 31, 2005		December 31, 2004

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value	Total	Fair Value

	(In millions of Won except rates)
Local currency:
Fixed rate	712,931	155,170	62,319	43,475	12,115	5,091	991,100	1,017,635	1,568,148	1,613,304
Average weighted rate(1)	5.34%	4.80%	5.87%	5.76%	5.45%	3.12%	5.30%	—	6.27%	—
Variable rate	—	—	—	—	—	—	—	—	—	—
Average weighted rate(1)	—	—	—	—	—	—	—	—	—	—

Sub-total	712,931	155,170	62,319	43,475	12,115	5,091	991,100	1,017,635	1,568,148	1,613,304

Foreign currency, principally Dollars and Yen:
Fixed rate	1,194,149	49,394	493,800	137,301	18,174	128,074	2,020,892	2,035,777	2,116,505	2,152,279
Average weighted rate(1)	3.66%	3.48%	0.48%	3.02%	4.54%	3.30%	2.82%	—	2.70%	—
Variable rate	8,301	8,301	8,301	8,301	4,151	—	37,357	37,357	76,941	76,941
Average weighted rate(1)	5.50%	5.50%	5.50%	5.50%	5.50%	—	5.50%	—	3.65%	—

Sub-total	1,202,451	57,695	502,102	145,602	22,324	128,074	2,058,249	2,073,134	2,193,447	2,229,221

Total	1,915,382	212,865	564,420	189,078	34,439	133,164	3,049,348	3,090,768	3,761,595	3,842,525

(1)	Weighted average rates of the portfolio at the period end.
Commodity Price Risk
      We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2005, 500 million tons of iron ore and 113 million tons of coal remained to be purchased under long-term supply contracts. We generally do not use commodity derivatives to manage our commodity price risks. As of December 31, 2005, we had entered into one nickel forward contract, which recorded net transaction gain of Won 1.0 billion in 2005.
Equity Price Risk
      We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. We currently hold a 2.85% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2003) and a 2.2% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

Item 12.	Description of Securities Other than Equity Securities

Item 12.A.	Debt Securities
      Not applicable

Item 12.B.	Warrants and Rights
      Not applicable

Item 12.C.	Other Securities
      Not applicable
Item 12.D.      American Depositary Shares
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
      Not applicable
Item 15.     Controls and Procedures
      We have evaluated, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
      There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.     Audit Committee Financial Expert
      At our annual general meeting of shareholders in February 2006, our shareholders elected the following four members of the audit committee: E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun. In addition, they determined and designated that Yoon-Suk Suh is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected audit committee, and reaffirmed the determination by our shareholders that Yoon-Suk Suh is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules.
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
Item 16C.     Principal Accountant Fees and Services
Audit and Non-Audit Fees
      The following table sets forth the fees billed to us by our independent auditors, Samil Pricewaterhouse Coopers, during the fiscal years ended December 31, 2004 and 2005:

	Year Ended December 31,

	2004		2005

	(in millions of Won)
Audit fees	W	1,006	W	1,064
Audit-related fees		46		846
Tax fees		72		59
Other fees		—		—

Total fees	W	1,124	W	1,969

      Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, in connection with the audit of our annual financial statements and the annual financial statements of POSCO Canada Ltd. and POSCO Terminal Co., Ltd. and review of interim financial statements. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.
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
Item 16D.     Exemptions from the Listing Standards for Audit Committees
      Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2005:

				Total Number of	Maximum Number
			Average Price Paid	Shares Purchased as	of Shares that May
	Total Number of		Per Share (in	Part of Publicly	Yet Be Purchased
Period	Shares Purchased		Won)	Announced Plans	Under the Plans

January 1 to January 31	—		—	—	—
February 1 to February 29	292,870		W201,401	292,870	1,450,860
March 1 to March 31	964,528		209,369	964,528	486,332
April 1 to April 30	486,332		196,831	486,332	—
May 1 to May 31	—		—	—	—
June 1 to June 30	—		—	—	—
July 1 to July 31	640,719		201,699	640,719	2,859,281
August 1 to August 31	1,547,236		211,822	1,547,236	1,312,045
September 1 to September 30	836,117		220,818	836,117	475,928
October 1 to October 31	475,928		227,522	475,928	—
November 1 to November 30	536,750	(1)	212,223	—	—
December 1 to December 31	370,224	(1)	201,737	—	—

Total	6,150,704		W210,567	5,243,730	—

(1)	Stocks purchased through the treasury stock fund.

PART III

Item 17.	Financial Statements
      Not applicable

Item 18.	Financial Statements
Item 19.     Exhibits

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
7.1	—	Computation of ratio of earnings to fixed charges
8.1	—	List of subsidiaries of POSCO
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of POSCO
      We have audited the accompanying consolidated balance sheets of POSCO and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of Korea.
      Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.
Seoul, Republic of Korea
April 21, 2006
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of members firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

POSCO and Subsidiaries
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005		2004		2005

					(Note 2)
	(In millions of Korean Won and
	thousands of US Dollar)
ASSETS
Current assets
Cash and cash equivalents, net of government grants (Notes 3 and 27)	W	653,364	W	480,130	$646,895
Short-term financial instruments (Notes 3, 13 and 27)		760,371		647,228	752,843
Trading securities (Note 4)		2,610,502		2,689,593	2,584,655
Current portion of available-for-sales securities (Note 7)		90,889		141,573	89,989
Current portion of held-to-maturity securities (Note 7)		2,688		13,769	2,661
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 5, 13, 27 and 28)		3,044,720		3,093,511	3,014,574
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 17, 27 and 28)		241,587		163,118	239,195
Inventories (Notes 6, 13 and 29)		3,792,594		3,065,521	3,755,044
Deferred income tax assets (Note 25)		131,790		—	130,485
Other current assets, net of allowance for doubtful accounts (Note 11)		311,831		193,373	308,744

Total current assets		11,640,336		10,487,816	11,525,085
Property, plant and equipment, net (Notes 8, 13, 14 and 29)		12,271,710		10,440,291	12,150,208
Investment securities (Notes 7, 13, 27 and 29)		2,815,741		2,345,076	2,787,862
Intangible assets, net (Notes 9 and 29)		453,709		496,315	449,217
Long-term loans receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27, 28 and 29)		42,040		81,496	41,624
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27 and 29)		41,390		36,094	40,980
Deferred income tax assets (Notes 25 and 29)		39,922		54,157	39,527
Guarantee deposits (Notes 27 and 29)		49,081		41,424	48,595
Long-term financial instruments (Notes 3, 13, 27 and 29)		19,506		1,706	19,313
Other long-term assets, net of allowance for doubtful accounts and present value discount (Notes 5, 11 and 29)		133,875		144,585	132,549

Total assets	W	27,507,310	W	24,128,960	$27,234,960

POSCO and Subsidiaries
Consolidated Balance Sheets — (Continued)
December 31, 2005 and 2004

	2005		2004		2005

					(Note 2)
	(In millions of Korean Won and
	thousands of US Dollar)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable (Notes 27 and 28)	W	1,145,729	W	1,082,299	$1,134,385
Short-term borrowings (Notes 12, 27 and 28)		859,774		657,541	851,261
Current portion of long-term debts, net of discount on debentures issued (Notes 13 and 27)		1,057,200		1,046,699	1,046,733
Accrued expenses (Note 27)		698,062		391,900	691,150
Other accounts and notes payable (Notes 27 and 28)		194,486		225,680	192,560
Withholdings (Note 27)		101,956		94,285	100,947
Income tax payable		1,366,847		1,086,971	1,353,314
Deferred income tax liabilities (Note 25)		645		—	639
Other current liabilities (Note 16)		456,864		409,643	452,341

Total current liabilities		5,881,563		4,995,018	5,823,330
Long-term debts, net of current portion and discount on debentures issued (Notes 13, 27 and 28)		1,131,270		2,050,801	1,120,069
Accrued severance benefits, net (Note 15)		274,812		230,367	272,091
Deferred income tax liabilities (Note 25)		220,628		270,641	218,444
Other long-term liabilities (Notes 14, 16 and 21)		132,121		196,077	130,813

Total liabilities		7,640,394		7,742,904	7,564,747

Commitments and contingencies (Note 17)
Shareholders’ equity
Common stock (Note 1)		482,403		482,403	477,627
Capital surplus (Note 18)		3,991,409		3,895,378	3,951,890
Retained earnings (Note 19)		16,157,947		12,851,118	15,997,967
(Net income: W4,011,546 million in 2005 and W3,814,225 million in 2004
Losses in excess of minority interest: W22,448 million in 2005 and W13,205 million in 2004)
Capital adjustments, net (Note 20)		(1,151,609)		(1,150,734)	(1,140,207)

		19,480,150		16,078,165	19,287,277

Minority interest
Common stock		174,457		147,917	172,730
Capital surplus and retained earnings		212,309		159,974	210,206

		386,766		307,891	382,936

Total shareholders’ equity		19,866,916		16,386,056	19,670,213

Total liabilities and shareholders’ equity	W	27,507,310	W	24,128,960	$27,234,960

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2005, 2004 and 2003

							(Note 2)

	2005		2004		2003		2005

	(in millions of Korean Won and thousands of US dollar,
	except per share amounts)
Sales (Notes 28 and 29)	W	26,301,788	W	23,973,053	W	17,789,237	$26,041,374
Cost of goods sold (Note 28)		18,767,195		17,360,706		13,450,786	18,581,381

Gross profit		7,534,593		6,612,347		4,338,451	7,459,993
Selling and administrative expenses (Note 23)		1,451,317		1,292,928		1,075,470	1,436,948

Operating income		6,083,276		5,319,419		3,262,981	6,023,045

Non-operating income
Interest and dividend income (Note 28)		161,135		141,054		97,233	159,540
Gain on foreign currency transactions		114,615		130,915		84,459	113,480
Gain on foreign currency translation		148,857		177,889		6,415	147,383
Gain on valuation of trading securities		15,357		22,497		6,387	15,205
Gain on disposal of trading securities		59,436		43,012		35,993	58,848
Gain on disposal of property, plant and equipment		24,225		13,769		8,061	23,985
Gain on valuation of derivatives (Note 22)		1,671		9,594		2,849	1,654
Gain on derivative transactions (Note 22)		3,857		12,452		2,481	3,819
Equity in earnings of investees (Note 7)		26,095		3,505		—	25,837
Gain on recovery of allowance for doubtful accounts		18,591		126,861		12,798	18,407
Gain on disposal of investments		2,973		7,304		11,099	2,944
Others		210,853		139,967		91,602	208,764

		787,665		828,819		359,377	779,866

Non-operating expenses
Interest expense (Note 28)		149,337		192,030		250,319	147,858
Other bad debt expense		30,146		16,229		—	29,848
Loss on foreign currency transactions		95,646		112,343		77,979	94,699
Loss on foreign currency translation		9,091		17,407		118,231	9,001
Equity in losses of investees (Note 7)		6,371		—		4,523	6,308
Donations (Note 24)		153,018		169,546		103,191	151,503
Loss on disposal of property, plant and equipment		42,815		29,086		43,217	42,391
Loss on valuation of derivatives (Note 22)		21,393		2,646		30,781	21,181
Loss on derivative transactions (Note 22)		9,000		9,332		1,660	8,911
Loss on impairment of investments		11,846		94,824		11,516	11,729
Others		854,089		165,273		233,671	845,632

		1,382,752		808,716		875,088	1,369,061

Extraordinary income		—		3,388		—	—

Net income before income tax expense and minority interest		5,488,189		5,342,910		2,747,270	5,433,850
Income tax expense (Note 25)		1,482,439		1,501,646		730,270	1,467,761

Net income before minority interest		4,005,750		3,841,264		2,017,000	3,966,089
Minority interest in income of consolidated subsidiaries		5,796		(27,039)		(21,017)	5,739

Net income	W	4,011,546	W	3,814,225	W	1,995,983	$3,971,828

Per share data (Note 26) (in Korean won and US dollar)
Basic and diluted ordinary income per share	W	50,652	W	47,155	W	24,496	$50.15
Basic and diluted earnings per share		50,652		47,185		24,496	50.15

POSCO and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2005, 2004 and 2003

	Common Stock
				Capital		Retained		Capital		Minority
	Stock	Amount		Surplus		Earnings		Adjustments		Interest		Total

	(In millions of Korean Won and thousands of US Dollar)
Balance as of January 1, 2003	90,781,795	W	482,403	W	3,797,737	W	8,464,715	W	(1,204,374)	W	279,165	W	11,819,646
Net income for 2003	—		—		—		1,995,983		—		—		1,995,983
Effect of change in percentage of ownership of investees	—		—		(7,345)		—		—		—		(4,097)
Dividends	—		—		—		(326,865)		—		—		(334,403)
Loss on prior period unadjusted equity method	—		—		—		(16,124)		—		—		(16,124)
Change in losses in excess of minority interest (Note 19)	—		—		—		(668)		—		668		—
Retirement of treasury stock	(1,815,640)		—		—		(253,381)		253,381		—		—
Change in treasury stock	—		—		21,635		—		(175,555)		—		(153,920)
Overseas operations translation adjustment (Note 20)	—		—		—		—		44,496		—		43,490
Changes in valuation gain and loss on investment securities (Note 20)	—		—		—		—		(152,089)		—		(157,246)
Effect of change in percentage of minority interest											(7,551)
Minority interest in income consolidated subsidiaries	—		—		—		—		—		21,017		21,017
Others	—		—		16,746		11,420		4,153		—		35,221

Balance as of December 31, 2003	88,966,155	W	482,403	W	3,828,773	W	9,875,080	W	(1,229,988)	W	293,299	W	13,249,567

Balance as of January 1, 2004	88,966,155	W	482,403	W	3,828,773	W	9,875,080	W	(1,229,988)	W	293,299	W	13,249,567
Net income for 2004	—		—		—		3,814,225		—		—		3,814,225
Effect of change in percentage of ownership of investees	—		—		1,527		1,167		—		—		(622)
Dividends	—		—		—		(524,602)		—		—		(531,709)
Change in losses in excess of minority interest (Note 19)	—		—		—		(10,042)		—		10,041		—
Retirement of treasury stock	(1,779,320)		—		—		(304,711)		—		—		(304,711)
Change in treasury stock	—		—		63,695		—		158,025		—		221,720
Overseas operations translation adjustment (Note 20)	—		—		—		—		(126,552)		—		(138,457)
Changes in valuation gain and loss on investment securities (Note 20)	—		—		—		—		51,933		—		52,030
Effect of change in percentage of minority interest											(22,488)
Minority interest in income consolidated subsidiaries	—		—		—		—		—		27,039		27,039
Others	—		—		1,383		1		(4,152)		—		(3,026)

Balance as of December 31, 2004	87,186,835	W	482,403	W	3,895,378	W	12,851,118	W	(1,150,734)	W	307,891	W	16,386,056

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2005, 2004 and 2003

	Common Stock
				Capital		Retained		Capital		Minority
	Stock	Amount		Surplus		Earnings		Adjustments		Interest		Total

	(In millions of Korean Won and thousands of US Dollar)
Balance as of January 1, 2005	87,186,835	W	482,403	W	3,895,378	W	12,851,118	W	(1,150,734)	W	307,891	W	16,386,056
Net income for 2005	—		—		—		4,011,547		—		—		4,011,547
Effect of change in scope of consolidation (Note 1)	—		—		167		3,981		—		—		4,148
Effect of change in percentage of ownership of investees	—		—		(12,893)		598		—		—		(12,295)
Dividends	—		—		—		(680,794)		—		—		(680,794)
Change in losses in excess of minority interest (Note 19)	—		—		—		(22,448)		—		22,448		—
Change in treasury stock	—		—		108,018		—		(279,061)		—		(171,043)
Overseas operations translation adjustment (Note 20)	—		—		—		—		(11,524)		—		(11,524)
Changes in valuation gain and loss on investment securities (Note 20)	—		—		—		—		290,143		—		290,143
Effect of change in percentage of minority interest	—		—		—		—		—		62,223		62,223
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		(5,796)		(5,796)
Others	—		—		739		(6,056)		(433)		—		(5,749)

Balance as of December 31, 2005	87,186,835	W	482,403	W	3,991,409	W	16,157,946	W	(1,151,609)	W	386,766	W	19,866,916

Balance as of January 1, 2005	87,186,835	$477,627	$3,856,810	$12,723,879	$(1,139,341)	$304,843	$16,223,818
Net income for 2005	—	—	—	3,971,829	—	—	3,971,829
Effect of change in scope of consolidation (Note 1)	—	—	165	3,942	—	—	4,107
Effect of change in percentage of ownership of investees	—	—	(12,765)	592	—	—	(12,173)
Dividends	—	—	—	(674,053)	—	—	(674,053)
Change in losses in excess of minority interest (Note 19)	—	—	—	(22,226)	—	22,226	—
Change in treasury stock	—	—	106,948	—	(276,298)	—	(169,350)
Overseas operations translation adjustment (Note 20)	—	—	—	—	(11,410)	—	(11,410)
Changes in valuation gain and loss on investment securities (Note 20)	—	—	—	—	287,270	—	287,270
Effect of change in percentage of minority interest	—	—	—	—	—	61,607	61,607
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	(5,739)	(5,739)
Others	—	—	732	(5,996)	(428)	—	(5,692)

Balance as of December 31, 2005	87,186,835	$477,627	$3,951,890	$15,997,967	$(1,140,207)	$382,937	$19,670,214

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

							(Note 2)

	2005		2004		2003		2005

	(In millions of Korean Won and thousands of US Dollar)
Cash flows from operating activities
Net income	W	4,011,546	W	3,814,225	W	1,995,983	$3,971,828

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,612,556		1,565,361		1,568,057	1,596,590
Accrual of severance benefits		213,082		192,648		165,018	210,972
Provision (reversal) for doubtful accounts		115,865		(56,961)		(3,843)	114,718
Gain on foreign currency translation, net		(138,296)		(165,136)		111,736	(136,927)
Gain on valuation of trading securities, net		(14,786)		(21,644)		(5,756)	(14,640)
Loss (gain) on valuation of derivatives, net		19,722		(6,948)		27,932	19,527
Loss (gain) on derivatives transaction, net		5,143		(3,120)		(821)	5,092
Gain on disposal of trading securities and investments, net		(59,203)		(43,012)		(39,738)	(58,617)
Loss on disposal of property, plant and equipment, net		18,590		15,317		35,156	18,406
Equity in earnings of investees, net		(19,724)		(3,505)		4,523	(19,529)
Minority interest in income of consolidated subsidiaries		(5,796)		27,039		21,017	(5,739)
Others		391,779		382,045		276,289	387,901

		2,138,932		1,882,084		2,159,570	2,117,754

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		45,112		(869,353)		(502,944)	44,665
Increase in inventories		(706,528)		(903,532)		(392,255)	(699,533)
Increase in other accounts and notes receivable		(94,499)		(63,329)		(23,233)	(93,563)
Decrease (increase) in accrued income		(19,757)		33,906		(20,580)	(19,561)
Decrease (increase) in advance payments		(83,702)		1,076		(61,442)	(82,873)
Increase in prepaid expenses		(1,360)		(1,565)		(2,156)	(1,347)
Increase (decrease) in trade accounts and notes payable		(170,131)		317,983		89,220	(168,447)
Increase (decrease) in other accounts and notes payable		(7,571)		73,813		83,506	(7,496)
Increase (decrease) in advances received		(7,888)		104,073		(13,375)	(7,810)
Decrease in accrued expenses		493,376		52,874		120,087	488,491
Decrease in income tax payable		281,240		486,198		149,376	278,455
Deferred income tax, net		(144,841)		137,986		(2,164)	(143,407)
Payment of severance benefits		(84,049)		(28,346)		(25,045)	(83,217)
Increase in group severance insurance deposits		(98,790)		(95,848)		(83,024)	(97,812)
Increase (decrease) in other current liabilities		(30,479)		(4,598)		30,612	(30,177)
Others		(58,375)		8,247		(3,539)	(57,796)

		(688,242)		(750,415)		(656,956)	(681,428)

Net cash provided by operating activities		5,462,236		4,945,894		3,498,597	5,408,154

POSCO and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)
Years Ended December 31, 2005, 2004 and 2003

	2005		2004		2003		2005

							(Note 2)
	(In millions of Korean Won and thousands of US Dollar)
Cash flows from investing activities
Disposal of trading securities	W	12,758,304	W	10,482,755	W	10,800,373	$12,631,984
Acquisition of trading securities		(12,536,599)		(10,546,422)		(10,881,694)	(12,412,474)
Disposal of investment securities		347,987		27,558		234,038	344,542
Acquisition of investment securities		(618,598)		(194,344)		(726,766)	(612,473)
Disposal of short-term financial instruments		1,322,222		1,416,087		1,940,605	1,309,131
Acquisition of short-term financial instruments		(1,434,935)		(1,354,342)		(2,365,200)	(1,420,728)
Acquisition of long-term financial instruments		(13,343)		(928)		(13,454)	(13,211)
Acquisition of property, plant and equipment		(3,360,537)		(2,265,074)		(1,298,848)	(3,327,264)
Disposal of property, plant and equipment		66,273		74,041		69,886	65,617
Proceeds from short-term loans		107,484		100,983		45,512	106,420
Short-term loans provided		(119,033)		(39,864)		(52,401)	(117,854)
Long-term loans provided		(33,406)		(4,665)		(30,192)	(33,075)
Acquisition of intangible assets		(81,605)		(89,739)		(103,828)	(80,797)
Acquisition of other investment assets		(239,211)		(1,083,445)		(50,986)	(236,843)
Others		92,668		91,257		297,686	91,749

Net cash used in investing activities		(3,742,329)		(3,386,142)		(2,135,269)	(3,705,276)

Cash flows from financing activities
Proceeds from short-term borrowings		4,828,860		5,847,951		6,168,032	4,781,050
Proceeds from long-term debt		594,312		280,038		600,112	588,428
Proceeds from other long-term liabilities		497,193		72,136		185,792	492,270
Disposal of treasury stock		931,664		81,724		43,885	922,440
Repayment of current portion of long-term debt		(1,040,410)		(1,018,064)		(1,314,762)	(1,030,109)
Repayment of short-term borrowings		(4,715,293)		(5,861,889)		(6,065,901)	(4,668,607)
Repayment of long-term debt		(328,037)		(106,558)		(2,129)	(324,789)
Payment of cash dividends		(680,794)		(524,570)		(325,961)	(674,053)
Acquisition of treasury stock		(1,295,163)		(304,712)		(263,351)	(1,282,340)
Repayment of other long-term liabilities		(398,998)		(76,300)		(138,151)	(395,048)
Others		29,024		(39,477)		66,270	28,737

Net cash used in financing activities		(1,577,642)		(1,649,721)		(1,046,164)	(1,562,021)

Effect of exchange rate changes on cash and cash equivalents		(4,425)		(22,267)		9,107	(4,381)

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		33,939		382		—	33,603

Net increase (decrease) in cash and cash equivalents		171,779		(111,854)		326,271	170,079
Cash and cash equivalents
Beginning of the period		482,092		593,946		267,675	477,319

End of the period	W	653,871	W	482,092	W	593,946	$647,398

Supplemental cash flow information for the years ended December 31 is as follows:

	2005		2004		2003		2005

	(In millions of Korean Won)
Cash paid during the year for interest	W	154,240	W	214,845	W	255,762	$152,713
Cash paid during the year for Income tax	W	1,443,439	W	854,899	W	589,052	$1,429,147

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

1.	Consolidated Companies
      General descriptions of POSCO, the controlling company, and its controlled subsidiaries (the “Company”), including POSCO Engineering & Construction Co., Ltd. (POSCO E & C) and 16 other domestic subsidiaries and 29 overseas subsidiaries, whose accounts are included in the consolidated financial statements, and 16 equity-method investees, which are excluded from the consolidation, are as follows:

The Controlling Company
      POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill and 16,700 thousand tons at the Gwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants and one office in Korea, and six liaison offices overseas. The principal market for POSCO’s products is the domestic market in Korea, while export and overseas sales are concentrated in Japan, China and other countries in the Asia Pacific region.
      As of December 31, 2005, POSCO’s shareholders are as follows:

	Number of	Percentage of
	Shares	Ownership (%)

SK Telecom Co., Ltd.	2,487,809	2.85
Pohang University of Science and Technology	2,418,000	2.77
National Pension Corporation	2,407,509	2.76
Others	79,873,517	91.62

	87,186,835	100.00

      As of December 31, 2005, the shares of POSCO are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York, London and Tokyo Stock Exchanges.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Consolidated Subsidiaries
      The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2005:

		Net Assets		Number of	Number of Shares			Percentage of		Percentage of
	Primary	(in millions of		Outstanding				Ownership		Ownership in
Subsidiaries	Business	Korean Won)(1)		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Domestic
POSCO E & C	Engineering and construction	W	929,785	30,000,000	27,281,080	—	27,281,080	90.94	Pohang	—
Posteel Co., Ltd.	Steel sales and service		287,206	18,000,000	17,155,000	—	17,155,000	95.31	Pohang	—
POSCON Co., Ltd.	Electronic control devices manufacturing		103,758	3,519,740	3,098,610	—	3,098,610	88.04	Pohang	—
Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		273,308	6,000,000	4,000,000	—	4,000,000	66.67	Pohang	—
POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance		43,355	1,700,000	1,700,000	—	1,700,000	100.00	Pohang	—
POSDATA Co., Ltd.	Computer hardware and software distribution		152,209	8,155,160	5,044,072	—	5,044,072	61.85	Sungnam	—
POSCO Research Institute	Economic research and consulting		22,836	3,800,000	3,800,000	—	3,800,000	100.00	Seoul	—
Seung Kwang Co., Ltd.	Athletic facilities operation		45,260	3,945,000	2,737,000	1,208,000	3,945,000	100.00	Suncheon	POSCO E & C (30.62)
POS-AC Co., Ltd.	Architecture and consulting		16,577	130,000	130,000	—	130,000	100.00	Seoul	—
Changwon Specialty Steel Co., Ltd.	Specialty steel manufacturing		388,867	26,000,000	26,000,000	—	26,000,000	100.00	Changwon	—
POSCO Machinery Co., Ltd.	Machinery installation		32,045	1,000,000	1,000,000	—	1,000,000	100.00	Gwangyang	—
POSTECH Venture Capital Co., Ltd.	Investment in venture companies		32,963	6,000,000	5,700,000	—	5,700,000	95.00	Pohang	—
POSCO Refractories & Environment Company Ltd. (POSREC)	Manufacturing		110,518	5,907,000	3,544,200	—	3,544,200	60.00	Pohang	—
SEO MUEUN Development Inc.	Real estate, rental and construction		(39,773)	30,000	—	—	—	0.00	Busan	—(2)
POSCO Terminal Co., Ltd.	Distribution and warehousing		31,261	5,000,000	2,550,000	—	2,550,000	51.00	Gwangyang	—(4)
Dongwoosa Service Inc.	Facilities management		28,564	714,286	214,286	—	214,286	30.00	Seoul	—(4)
Samjung Packing & Aluminum Co., Ltd.	Packing materials manufacturing		61,577	3,000,000	270,000	831,756	1,101,756	36.73	Pohang	Dongwoosa Service Inc.(4) (27.73)

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

		Net Assets	Number of	Number of Shares			Percentage of		Percentage of
	Primary	(in millions of	Outstanding				Ownership		Ownership in
Subsidiaries	Business	Korean Won)(1)	Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Foreign
POSCO America Corporation (POSAM)	Steel trading	117,379	308,610	306,855	1,755	308,610	100.00	U.S.A.	POSCAN (0.57)
POSCO Australia Pty. Ltd. (POSA)	Steel trading	59,467	761,775	761,775	—	761,775	100.00	Australia	—
POSCO Canada Ltd. (POSCAN)	Coal trading	73,260	1,099,885	—	1,099,885	1,099,885	100.00	Canada	Posteel (100.00)
POSCO Asia Co.,Ltd. (POA)	Steel trading	19,184	9,360,000	9,360,000	—	9,360,000	100.00	Hongkong	—
VSC POSCO Steel Corporation (VPS)	Steel manufacturing	9,948	N/A	N/A	N/A	N/A	40.00	Vietnam	Posteel (5.00)(3)
DALIAN POSCO–CFM Coated Steel Co., Ltd.	Coated steel manufacturing	27,048	N/A	N/A	N/A	N/A	55.00	China	Posteel (15.00) POSCO-China Holding Corp. (10.00)(3)
POS-Tianjin Coil Center Co., Ltd.	Steel service center	11,446	N/A	N/A	N/A	N/A	70.00	China	Posteel (60.00)(3)
POSMETAL Co., Ltd.	Steel service center	6,686	6,000	—	3,000	3,000	50.00	Japan	Posteel (50.00)
Shanghai Real Estate Development Co., Ltd.	Real estate rental	73,302	N/A	N/A	N/A	N/A	100.00	China	POSCO E & C (100.00)(3)
IBC Corporation	Real estate rental	19,311	N/A	N/A	N/A	N/A	60.00	Vietnam	POSCO E & C (60.00)(3)
POSLILAMA Steel Structure Co., Ltd.	Steel structure fabrication and sales	(7,063)	N/A	N/A	N/A	N/A	70.00	Vietnam	POSCO E & C (60.00), Posteel (10.00)(3)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	332,190	N/A	N/A	N/A	N/A	91.53	China	POSCO-China Holding Corp., (33.58)(3)
Guangdong Pohang Coated Steel Co., Ltd.	Coated steel manufacturing	26,803	N/A	N/A	N/A	N/A	95.19	China	POSCO-China Holding Corp. (11.52)(3)
POS-THAI Steel Service Center Co., Ltd.	Steel service center	13,898	5,941,570	2,327,288	2,136,208	4,463,496	75.12	Thailand	Posteel (35.95)
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	39,198	N/A	N/A	N/A	N/A	80.00	China	POSCO-China Holding Corp. (10.00)(3)
Myanmar-POSCO Co., Ltd.	Steel manufacturing	5,126	19,200	13,440	—	13,440	70.00	Myanmar	—
Zhangjiagang POSHA Steel Port Co., Ltd.	Depot service	11,316	N/A	N/A	N/A	N/A	90.00	China	POSCO E & C (25.00), Zhangjiagang Pohang Stainless Steel (65.00)(3)

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

		Net Assets	Number of	Number of Shares			Percentage of		Percentage of
	Primary	(in millions of	Outstanding				Ownership		Ownership in
Subsidiaries	Business	Korean Won)(1)	Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

POSCO Investment Co.,Ltd.	Finance	66,312	5,000,000	5,000,000	—	5,000,000	100.00	Hongkong	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Steel service center	21,203	N/A	N/A	N/A	N/A	100.00	China	POSCO-China Holding Corp. (10.00)(3)
POS-Qingdao Coil Center Co., Ltd.	Steel service center	7,479	N/A	N/A	N/A	N/A	100.00	China	Posteel (100.00)(3)
POSCO-China Holding Corp.	Investment	142,560	N/A	N/A	N/A	N/A	100.00	China	—(3)
POS-ORE Pty. Ltd.	Soft coal	23,492	17,500,001	—	17,500,001	17,500,001	100.00	Australia	POSA (100.00)
POSCO-JAPAN Co., Ltd.	Steel trading	47,853	90,438	90,438	—	90,438	100.00	Japan	—
POSEC-Hawaii Inc.	Construction	17,571	24,400	—	24,400	24,400	100.00	U.S.A.	POSCO E & C (100.00)(4)
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	Facilities manufacturing	341	N/A	N/A	N/A	N/A	100.00	China	POSCO E & C (100.00)(3),(4)
POS-CD Pty. Ltd.	Soft coal	9,575	12,550,000	—	12,550,000	12,550,000	100.00	Australia	POSA (100.00)(4)
POS-GC Pty. Ltd.	Soft coal	8,472	11,050,000	—	11,050,000	11,050,000	100.00	Australia	POSA (100.00)(4)
POSCO–India Private Ltd.	Steel manufacturing and mine	50,343	225,000,000	224,999,999	—	224,999,999	100.00	India	—(4)
POS-IPC	Steel service center	7,400	33,328,787	21,663,712	—	21,663,712	65.00	India	—(4)

(1)	Net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	The Company does not have any equity interest in SEO MUEUN Development Inc. However, in accordance with the contract terms, the Company has the power to manage, control or direct the operations. In addition, all the members of SEO MUEUN Development Inc.’s Board of Directors are composed of employees of POSCO E & C.

(3)	No shares have been issued in accordance with the local laws and regulations.

(4)	These subsidiaries are newly included in the consolidation.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Equity-Method Investees
      The following table sets forth certain information with regard to equity-method investees as of December 31, 2005:

		Net Assets		Number of Shares			Percentage of		Percentage of
		(in millions of					Ownership		Ownership in
Investees	Primary Business	Korean Won)(1)		POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Domestic
eNtoB Corporation	E-business	W	20,162	560,000	180,000	740,000	23.13	Seoul	POSDATA and others (5.63)
MIDAS Information Technology Co., Ltd.	Engineering		12,672	—	866,190	866,190	25.46	Seoul	POSCO E & C (25.46)
Songdo New City Development Inc.	Real estate rental		(106,282)	—	78,338	78,338	29.90	Seoul	POSCO E&C (29.90)
POSCO Power Corp.	Thermal power plant		448,904	20,000,000	—	20,000,000	50.00	Incheon	—
Foreign
KOBRASCO	Pellet manufacturing		80,806	2,010,719,185	—	2,010,719,185	50.00	Brazil	—(2)
Fujiura Butsuryu Center Co., Ltd.	Warehousing		2,801	—	600	600	30.00	Japan	POSCO-JAPAN (30.00)
USS — POSCO Industries (UPI)	Material processing		150,358	N/A	N/A	N/A	50.00	U.S.A.	POSAM (50.00)(2)(3)
POSCHROME	Fe-Cr manufacturing		29,697	21,675	—	21,675	25.00	Republic of South Africa	—
Guangdong Xingpu Steel Center Co., Ltd.	Metal processing		14,217	N/A	N/A	N/A	21.00	China	Posteel (10.50)(3)
POS-HYUNDAI Steel	Metal processing		7,556	2,345,558	4,573,838	6,919,396	29.50	India	Posteel (19.50)
POSCO Bioventures LP	Investment in companies in the bio-tech industry		35,462	N/A	N/A	N/A	100.00	U.S.A.	POSAM (100.00)(3)(4)
PT POSMI Steel Indonesia (POSMI)	Steel service center		4,035	743	2,229	2,972	36.69	Indonesia	Posteel (27.52)(2)
POSMMIT Steel Centre SDN BHD (POSMMIT)	Steel service center		11,756	4,200,000	—	4,200,000	30.00	Malaysia	—
POSVINA Co., Ltd.	Steel manufacturing		5,075	N/A	N/A	N/A	50.00	Vietnam	—(2),(3)
CAML Resources Pty. Ltd.	Raw material production and trading		40,883	—	—	—	33.34	Australia	POSA (33.34)(2)
Hubei Huaerliang POSCO silicon science & technology Co., Ltd.	Raw material production and trading		11,352	N/A	N/A	N/A	30.00	China	POSCO- China(30.00)(3)

(1)	Net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	The Company owns over 30% of equity interest in KOBRASCO, UPI, POSMI, POSVINA Co., Ltd and CAML Resources Pty. Ltd.. However, the Company is not the major shareholder of these companies. Therefore, these companies were excluded from consolidation. As of December 31, 2005, POSVEN is in the process of liquidation and is accordingly excluded from consolidation.

(3)	No shares have been issued in accordance with the local laws and regulations.

(4)	The Company owns 100% of equity interest in POSCO Bioventures LP. However, due to an agreement with POSCO Bioventures LP., which prohibits the Company to engage in management activities, POSCO Bioventures LP. was excluded from consolidation.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Subsidiaries Excluded from the Consolidated Financial Statements

		Net Assets (in		Number of Shares			Percentage of		Percentage of
		millions of					Ownership		Ownership in
Investees	Primary Business	Korean Won)(1)		POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)

Domestic
Metapolis Co., Ltd.	Construction	W	3,086	—	400,500	400,500	40.00	Hwasung	POSCO E & C (40.00)(2)
Foreign
PT. POSNESIA Stainless Steel Industry	STS/CR		12,474	29,610,000	—	29,610,000	70.00	Indonesia	—(3)
Dalian Poscon Dongbang Automatic Co., Ltd.	Facilities manufacturing		1,268	N/A	N/A	N/A	70.00	China	POSCON (70.00)(2)
Qingdao Posco Steel Processing Co., Ltd.	Steel service center		1,055	N/A	N/A	N/A	100.00	China	POA (100.00)(2)
VECTUS Ltd.	Transportation (transportation system, PRT)		4,633	—	3,250,000	3,250,000	100.00	England	Posteel (76.93) POSCON (7.69) POSDATA (7.69) POSCO Machinery & Engineering (7.69)(2)
POSCO-FOSHAN Steel Processing Center Co., Ltd.	Steel service center		12,100	N/A	N/A	N/A	100.00	China	POA (40.00) POSCO-CHINA (60.00)(2)
POS-NPC	Steel service center		1,855	—	19,000	19,000	95.00	Japan	POSCO-JAPAN (95.00)(4)
POSCO E&C (Beijing)Co. Ltd.	Construction and Engineering		2,507	N/A	N/A	N/A	100.00	China	POSCO E & C (100.00)(4)

(1)	The net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	Total assets were less than W7,000 million as of December 31, 2004.

(3)	As of December 31, 2005, this company is in the process of liquidation.

(4)	The capital investment was less than W7,000 million as of December 31, 2005.

Change in Scope of Consolidation
      The consolidated financial statements now include the accounts of POSCO Terminal Co., Ltd. and POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd. as their total assets exceeded W7,000 million as of December 31, 2004. In addition, POSEC-Hawaii Inc. had been excluded from the consolidation scope until prior year due to suspension of operation for more than one year. However, it changed its business plan, increased paid-in capital and resumed its operations during the year ended December 31, 2005. As a result, the accounts of POSEC-Hawaii Inc. were included in the consolidated financial statements as of December 31, 2005. As of December 31, 2005, POSCO entered into an agreement with Dongwoosa Service Inc. that enables POSCO to appoint the management members of Dongwoosa Service Inc. Accordingly, as POSCO is able to exercise control over Dongwoosa Service Inc., the accounts of Dongwoosa Service Inc. were included in the consolidated financial statements. The accounts of Samjung Packing & Aluminum Co., Ltd. were included in the consolidated financial statements as POSCO and Dongwoosa Service Inc. own over 30% of equity interest and are able to exercise control over Samjung Packing & Aluminum Co. as of December 31, 2005. The accounts of

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd. and POS-IPC were included in the consolidated financial statements as POSCO made an investment to establish POS-GC Pty. Ltd., POS-CD Pty. Ltd. and POSCO-India Private Ltd. and POS-IPC during December 31, 2005. As a result of such change in scope of consolidation, the total assets, sales and shareholders’ equity of the consolidated financial statements as of December 31, 2005, increased by W343,577 million, W65,409 million, and W86,549 million, respectively, and consolidated net income for the year then ended decreased by W161,374 million.

2.	Summary of Significant Accounting Policies
      The significant accounting policies followed by the Company in the preparation of its consolidated financial statements for December 31, 2005, are summarized below:

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

Accounting Estimates
      The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
      The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004. The provisions of these standards are adopted prospectively.
      In addition, as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for December 31, 2005. The provisions of these standards are adopted prospectively.
      In accordance with SKFAS No. 15, Equity Method, equity in earnings and losses of the investees are shown in the income statement as a gross amount. Likewise, positive and negative capital adjustments are shown in the balance sheets as a gross amount. In addition, in accordance with SKFAS No. 16, Deferred Income Tax, deferred tax assets and liabilities are classified into current and non-current and within each

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
classification deferred tax assets and liabilities are offset and recorded as a net amount. Deferred tax effects applicable to items in shareholders’ equity are directly reflected in the shareholders’ equity account.

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.
      The Company records differences between the investment account and corresponding capital account of subsidiaries as a goodwill or a negative goodwill, and such differences are amortized over the estimated useful lives using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations. The Company records the equity of the consolidated subsidiaries, which is not included in the equity of the controlling company, as a minority interest in consolidated subsidiaries. In addition, if losses of the consolidated subsidiaries, included in minority interest, are in excess of minority interest is charged to the retained earnings of the controlling company. Until losses charged to the equity of the controlling company are recovered, all gains on related consolidated subsidiaries are recognized in equity of the controlling company.

Cash and Cash Equivalents, and Financial Instruments
      Cash and cash equivalents include cash on hand, cash in banks, and highly liquid temporary cash investments with original maturities of three months or less. Investments which are readily convertible into cash within four months or more of purchase are classified in the balance sheet as financial instruments. The carrying amount of short-term financial instruments approximates fair value.

Revenue Recognition
      Revenue from the sale of products is recognized when title and the significant risks and rewards of ownership have been transferred to the buyer, which is generally upon physical delivery. The Company deems delivery to have occurred upon shipment or upon delivery, depending upon shipping terms of the transaction. No revenue is recognized if there are significant uncertainties regarding collectibility of the amount due, associated costs or the possible return of goods.
      Revenue is measured at the fair value of the consideration received or receivable and represents amounts due for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.
      Revenue from construction and other services are generally recognized using the percentage-of-completion method.

Allowance for Doubtful Accounts
      The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

Inventories
      The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.
      For certain other subsidiaries, inventories are stated at the lower of cost or market, generally with cost being determined using the gross average method, moving-average method or first-in, first-out (FIFO) method. Individual accounting policies on inventories of POSCO and each subsidiary are enumerated on page 29 and 30.

Investments in Securities
      The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.
      Securities that are bought and held principally for near-term sale to generate profits from short-term price differences are classified as trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified into available-for-sale.
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
      Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

Investments in Affiliates
      Investments in equity securities of companies, over which the Company exercises a significant influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustment or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. If the book value of the investee has changed due to the capital increase of the investee, net losses not recognized in the prior periods are reflected in equity method investment securities as an adjustment to retained earnings.
      Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period, not to exceed 20 years, using the straight-line method. However, in case of the investee which is also a subsidiary of the Company, if the additional investment results in the change in the ownership percentage, the difference between the change in the proportionate ownership in the book value of the investee and additional investment is recorded as capital adjustment.
      The Company’s proportionate unrealized profit arising from sales by the Company to equity method investee, sales by the equity method investees to the Company or sales between equity method investees are eliminated to the extent of the Controlling Company’s ownership. Only unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.
      Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.
      The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates. The Company believes that if the financial statements were reviewed, differences between unreviewed and reviewed financial statements would not have a material effect on the financial statements of the Company.

Property, Plant and Equipment
      Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Individual depreciation methods for property, plant and equipment of POSCO and each subsidiary are enumerated on page 29 and 30. Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives

Buildings and structures	20-40 years
Machinery and equipment	3-25 years
Tools	4-10 years
Vehicles	3-10 years
Furniture and fixtures	3-10 years
      The acquisition cost of an asset consists of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
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

	Estimated Useful Lives

Intellectual property rights	5-10 years
Port facilities usage rights	2-33 years	(2)
Land usage rights	20-50 years	(2)
Deferred development expenses		(1)
Other intangible assets	2-25 years

(1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(2)	Port facilities usage rights and land usage rights with estimated useful lives of 20 years or more, and which represent the rights to use certain port facilities and land, are amortized over the term of exclusive rights.
      As of December 31, 2005, port facilities usage rights are related to the quay and inventory yard donated by POSCO in April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan.

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

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

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

Income Taxes
      Income taxes are accounted for under the asset and liability method. In accordance with the applicable tax laws, POSCO and POSCO E & C and 16 other domestic subsidiaries, and POSA and four other overseas subsidiaries, recognize the temporary differences between the amount reported for financial reporting and income tax purposes as deferred income tax assets and liabilities. POSAM and 22 other overseas subsidiaries record taxes payable as income tax expense in accordance with the applicable tax laws.

Accrued Severance Benefits
      Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date. In addition, in accordance with the applicable laws and regulations, POSAM and 28 other overseas subsidiaries recorded the amount, which would be payable to employees at the time of termination, as accrued severance benefits.
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

Derivative Instruments
      The Company enters into derivative transactions to hedge against financial risks. Derivatives are required to be recorded on the balance sheets at fair value and classified into: cash flow hedges, fair

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
market value hedges and transactions entered into for nontrading purposes that do not qualify for hedge accounting treatment or otherwise hedge accounting treatment is not applied. When derivatives qualify for cash flow hedges, unrealized holding gains and losses of the derivatives are recorded as capital adjustments in the balance sheet and recognized in the statement of earnings when the hedged item affects earnings. When derivatives qualify for fair market value hedge, unrealized holding gains and losses of the derivatives as well as the changes in the fair value of the hedged items are recorded in the statement of income. If the contract expires, the gains and losses from fair value hedge transactions are charged to earnings and the gains and losses from cash flow hedged are offset against the purchasing price of inventories.

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

Foreign Currency Translation
      Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

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

Stock Appreciation Rights
      Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the moving weighted average of quoted market price at the end of the period proportionally recognized over the vesting period and adjusted for previous recognized expense (Note 21).

Capitalization of Financing Expenses
      Financing expense on borrowings associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company chooses to expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Basic Earnings Per Share and Basic Ordinary Income Per Share
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

Contingent liabilities
      At the balance sheet date, if it is probable that an outflow of economic benefits will be required due to a present obligation as a result of a past event and a reliable estimate can be made of the amount of the obligation, then the corresponding amount should be recognized as a provision. If the present obligation is expected, however, the outflow of economic benefits and reliable estimate can not be made of the amount, then the contingent liability is not recognized, but is disclosed.

Treasury Stock
      In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholders’ equity. Gain on disposition of treasury stock is recorded as other capital surplus and loss on disposition of treasury stock is first deducted from gain on disposition of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the manner of disposing deficit.

United States Dollar Amounts
      The Company operates primarily in Korean won and its accounting records are maintained in Korean won. The U.S. dollars amounts, provided herein, represent supplementary information, solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at US$1:W1,010.00, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 30, 2005. The U.S. dollar amounts are unaudited and are not presented in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or any other rate.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Cost determination methods for Inventories and Depreciation methods for Property, Plant and Equipment of POSCO and its Controlled Subsidiaries follow:

Depreciation of property,
Company	Inventories(1)	plant and equipment

POSCO	Moving-average method	Straight-line method
POSCO E & C	“	“
Posteel Co., Ltd.	“	“
POSCON Co., Ltd.	“	Straight-line method,
Declining-balance method
Pohang Coated Steel Co., Ltd.	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Moving-average method	“
POSDATA Co., Ltd.	“	“
POSCO Research Institute	N/A	“
Seung Kwang Co., Ltd.	Gross average method	Straight-line method,
Declining-balance method
POS-AC Co., Ltd.	N/A	“
Changwon Specialty Steel Co., Ltd.	Moving-average method	Straight-line method
POSCO Machinery Co., Ltd.	“	“
POSTECH Venture Capital Co., Ltd.	N/A	Declining-balance method
POSCO Refractories & Environment
Company Ltd. (POSREC)	Moving-average method	Straight-line method,
Declining-balance method
SEO MUEUN Development Inc.	Specific identification method	Straight-line method
POSCO Terminal Co., Ltd.	N/A	“
Samjung Packing & Aluminum Co., Ltd.	“	Straight-line method,
Declining-balance method
Dongwoosa Service Inc.	“	Declining-balance method
POSCO America Corp. (POSAM)	Moving-average method	“
POSCO Australia Pty. Ltd. (POSA)	Gross average method	“
POSCO Canada Ltd. (POSCAN)	“	Straight-line method,
unit of production method
POSCO Asia Co., Ltd. (POA)	N/A	Declining-balance method
VSC POSCO Steel Corporation (VPS)	Moving-average method	Straight-line method
DALIAN POSCO — CFM Coated Steel Co., Ltd.	“	“
POS-Tianjin Coil Center Co., Ltd.	“	“
POSMETAL Co., Ltd.	“	“
Shanghai Real Estate Development Co., Ltd.	N/A	“
IBC Corporation	Specific identification method	“
POSLILAMA Steel Structure Co., Ltd.	Moving-average method	“
Zhangjiagang Pohang Stainless Steel Co., Ltd.	“	“
Guangdong Pohang Coated Steel Co., Ltd.	“	“

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Depreciation of property,
Company	Inventories(1)	plant and equipment

POS-THAI Steel Service Center Co., Ltd.	“	“
Qingdao Pohang Stainless Steel Co., Ltd.	“	“
Myanmar-POSCO Co., Ltd.	“	“
Zhangjiagang POSHA Steel Port Co., Ltd.	“	“
POSCO Investment Co., Ltd.	N/A	“
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Moving-average method	“
POS-Qingdao Coil Center Co., Ltd.	“	“
POSCO-China Holding Corp.	N/A	“
POS-ORE Pty. Ltd.	“	“
POSCO-Japan Co., Ltd.	Gross average method	“
POSEC-Hawaii Inc.	N/A	“
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	“	“
POS-GC Pty. Ltd.	Gross average method	“
POS-CD Pty. Ltd.	“	“

(1)	Specific identification method is used for materials-in-transit.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

3.	Cash and Cash Equivalents, and Financial Instruments
      Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2005 and December 31, 2004, consist of the following:

	Annual interest
	rate (%) as of
	December 31,
	2005	2005		2004

		(in millions of Korean Won)
Cash and cash equivalents
Cash on hand and bank deposits	0.00 - 1.00	W	13,498	W	9,866
Checking accounts	—		5,801		2,927
Corporate bank deposits	0.00 - 4.00		10,470		20,655
Time deposits in foreign currency and others	0.00 - 4.00		348,844		246,891
Maintained by overseas affiliates	0.00 - 6.00		275,258		201,753

			653,871		482,092
Less: Government grants			(507)		(1,962)

		W	653,364	W	480,130

Short-term financial instruments
Time deposits in won	3.00 - 5.00	W	266,750	W	113,000
Time deposits in foreign currency	4.59 - 4.69		263,380		—
Installment accounts	4.00 - 5.00		1,169		656
Specified money in trust	—		23,753		2,140
Certificates of deposit	3.00 - 5.00		129,500		185,000
Commercial papers	4.00 - 5.00		34,805		43,893
Securities savings of trust funds	4.00		20,000		270,000
Others	3.00 - 5.00		12,051		16,149
Maintained by overseas affiliates	3.00 - 5.00		8,963		16,390

		W	760,371	W	647,228

Long-term financial instruments
Installment accounts	4.00 - 5.00	W	12,041	W	1,307
Guarantee deposits for opening accounts	—		104		108
Others	0.00 - 4.00		7,361		291

		W	19,506	W	1,706

      As of December 31, 2005, the Company’s financial assets amounting to W17,037 million (2004: W13,889 million) are pledged as collateral and accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include short-term financial instruments and long-term financial instruments amounting to W9,172 million (2004: W7,000 million) and W2,921 million (2004: W541 million), respectively, in relation to performance guarantee deposits, short-term borrowings and long-term debts, and others; short-term financial instruments amounting to W4,840 million (2004: W6,240 million) in relation to government-appropriated projects; and long-term financial instruments amounting to W104 million in relation to collateral deposits for opening checking accounts (Note 13).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

4.	Trading Securities
      Trading securities as of December 31, 2005 and December 31, 2004, are as follows:

	2005		2004

	(in millions of Korean Won)
Beneficiary certificates	W	2,161,453	W	2,356,562
Money market fund		449,049		302,194
Mutual fund		—		30,837

	W	2,610,502	W	2,689,593

5.	Accounts and Notes Receivable, and Others
      Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of December 31, 2005 and December 31, 2004, are as follows:

	2005		2004

	(in millions of Korean Won)
Trade accounts and notes receivable	W	3,188,928	W	3,163,644
Less: Allowance for doubtful accounts		(144,060)		(70,068)
Present value discount		(148)		(64)

	W	3,044,720	W	3,093,512

Other accounts and notes receivable	W	312,218	W	226,236
Less: Allowance for doubtful accounts		(70,556)		(63,032)
Present value discount		(75)		(86)

	W	241,587	W	163,118

Long-term trade accounts and notes	W	55,771	W	50,267
Less: Allowance for doubtful accounts		(12,134)		(13,683)
Present value discount		(2,247)		(490)

	W	41,390	W	36,094

Long-term loans receivable	W	42,332	W	82,296
Less: Allowance for doubtful accounts		(263)		(746)
Present value discount		(29)		(54)

	W	42,040	W	81,496

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Accounts stated at present value under long-term deferred payment and others included as part of accounts and notes receivable, and others are as follows:

			Present value					Discount rate
	Face value		discount		Book value		Maturity date	(%)

	(in millions of Korean Won)
Long-term trade accounts receivable
BNG Steel Co., Ltd.	W	44,897	W	8,733	W	36,164	2008-2009	8.6
Pohang woobang APT		17,579		1,885		15,694	2014	3.0
Others		1,773		510		1,263	2006-2014	4.9-13.0

	W	64,249	W	11,128	W	53,121

Long-term loans receivable
Employees	W	166	W	29	W	137	2017	7.5
Others		260		17		243	2006	8.4

	W	426	W	46	W	380

Other long-term assets
Tawryu Construction Co., Ltd.	W	21,900	W	1,619	W	20,281	2007	5.0
Others		768		112		656	2005-2018	6.5-7.5

	W	22,668	W	1,731	W	20,937

      The Company computed discount on account receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end and accounted them as allowance for doubtful accounts in accordance with SKFAS No. 13, Troubled Debt Restructuring.
      Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 are as follows:

			Additions

	Balance at		Charged to		Change in				Balance at
	beginning		costs and		scope of				the end of
Description	of period		expenses		consolidation		Deductions(1)		period

	(in millions of Korean Won)
Year ended December 31, 2005:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts	W	158,944	W	115,865	W	11	W	11,709	W	263,111
Year ended December 31, 2004:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		325,187		(56,961)		—		109,282		158,944
Year ended December 31, 2003:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		321,534		(3,843)		—		(7,496)		325,187

(1)	Deduction for allowance for doubtful accounts includes amount written off as uncollectible and others.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

6.	Inventories
      Inventories as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Finished goods	W	724,930	W	448,659
By-products		3,326		2,842
Semi-finished goods		790,251		640,672
Raw materials		1,399,817		1,215,136
Materials-in-transit		645,441		563,469
Others		228,829		194,743

	W	3,792,594	W	3,065,521

7.	Investment Securities
      Long-term portion of investment securities as of December 31, 2005 and December 31, 2004, consists of the following:

	2005		2004

	(in millions of Korean Won)
Available-for-sale securities	W	2,090,079	W	2,164,129
Held-to-maturity securities		241,474		38,741
Equity-method investments		484,188		142,206

	W	2,815,741	W	2,345,076

Available-For-Sale Securities
      Available for sale securities as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Current portion of available-for-sale securities
Investments in bonds	W	90,889	W	141,573

Available-for-sale securities
Marketable equity securities		1,647,770		1,682,772
Non-marketable equity securities		384,466		321,000
Investments in bonds		41,292		145,640
Equity investments		16,551		14,717

		2,090,079		2,164,129

	W	2,180,968	W	2,305,702

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Investments in marketable equity securities as of December 31, 2005 and December 31, 2004, are as follows:

	2005						2004

	Number of	Percentage of	Acquisition
	shares	ownership (%)	cost		Book value(1)		Book value

			(in millions of Korean Won)
Hanil Iron Steel Co., Ltd.	206,798	10.14	W	2,413	W	3,846	W	3,102
HISTEEL Co., Ltd.	135,357	9.95		1,609		2,166		1,747
MunBae Steel Co., Ltd.	1,849,380	9.02		3,588		2,904		2,367
Hana Bank	4,617,600	2.26		29,998		213,333		119,134
Korea Investment Corporation	—	—		—		—		135
SK Telecom Co., Ltd.(2)	4,793,630	5.83		1,361,599		874,827		1,170,222
Samjung P&A Co., Ltd.(3)	—	—		—		—		1,944
DongYang Steel Pipe Co., Ltd.	1,564,250	2.46		3,911		1,095		501
Nippon Steel Corporation	147,876,000	2.17		285,102		534,152		375,649
Korea Line Corporation	217,373	2.17		8,067		5,608		7,695
Others	—	—		5,987		9,839		276

			W	1,702,274	W	1,647,770	W	1,682,772

(1)	Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for in the capital adjustments and minority interest accounts in the consolidated balance sheets.

(2)	The 1,802,132 SK Telecom Co., Ltd. shares classified as available-for-sale securities have been placed as a collateral for exchangeable bonds (Note 13).

(3)	As of December 31, 2005, Samjung P&A Co., Ltd. is included in the consolidation.
      Investments in non-marketable equity securities as of December 31, 2005 and December 31, 2004, are as follows:

	2005								2004

	Number of	Percentage of	Acquisition		Net asset
	shares	ownership (%)	cost		value(1)		Book value		Book value

		(in millions of Korean Won)
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	W	8,930	W	6,335	W	8,930	W	8,930
Kihyup Corporation	600,000	10.34		3,000		3,754		3,000		3,000
Powercomm(2)	7,500,000	5.00		246,000		86,258		86,258		76,125
POSCO Terminal Co., Ltd.(4)	—	—		—		—		—		5,916
The Seoul Shinmun(2)	1,614,000	19.40		7,479		—		—		9,551
The Siam United Steel	9,000,000	10.00		26,640		14,832		26,640		26,640
PT-POSNESIA Stainless Steel Industry(3)	29,610,000	70.00		9,474		8,732		1,567		1,567
BX Steel Posco Cold Rolled Sheet Co., Ltd.(5)	—	10.00		26,803		24,099		26,803		26,803

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

	2005								2004

	Number of	Percentage of	Acquisition		Net asset
	shares	ownership (%)	cost		value(1)		Book value		Book value

		(in millions of Korean Won)
Incheon Int’l Airport Railroad Co., Ltd.	20,609,665	12.00		103,048		99,181		103,048		74,330
POSEC-HAWAII Inc.(4)	—	—		—		—		—		5,343
Busan-Gimhae Light Rail Transit Co., Ltd.(3)	1,911,000	49.00		9,555		7,269		9,555		9,065
Vectus Ltd.(3)	3,250,000	100.00		6,241		4,633		4,633		—
Seoul Metro Line Nine Corporation(6)	3,032,090	20.00		15,160		12,571		15,160		—
Hankuk Leisure Co., Ltd.	839,964	16.42		8,627		9,451		8,476		8,476
POSCO-FOSHAN Steel Processing Center Co., Ltd.(3)(5)	—	40.00		5,001		4,117		5,001		4,175
Others	—	—		110,904		82,729		85,395		61,079

			W	586,862	W	363,961	W	384,466	W	321,000

(1)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ most recent available December 31, 2005 financial information, which has not been reviewed or audited. However, the net asset value of PT-POSNESIA Stainless Steel Industry, Vectus Ltd., Seoul Metro Line Nine Corporation, POSCO-FOSHAN Steel Processing Center Co., Ltd. are based on their unaudited financial statements as of September 30, 2005. And the net asset value of Hankuk Leisure Co., Ltd. is based on its audited financial statements as of December 31, 2004

(2)	Powercomm Inc. and Seoul Shinmun shares are carried at fair value determined by the independent credit rating agencies. The difference between the fair value and the book value (acquisition cost) of Powercomm amounting to W159,742 million (W115,813 million, net of deferred income tax) was accounted for as a capital adjustment and minority interest. The difference between the fair value and the book value of the Seoul Shinmun amounting to W7,479 million was charged to current operations as loss on impairment of investments based on the conclusion that the recoverable amounts are less than the acquisition costs. Except for Powercomm and Seoul Shinmun, shares without an objective market value were based on acquisition costs.

(3)	PT-POSNESIA Stainless Steel Industry, which is in the process of liquidation as of December 31, 2005, has been excluded from the equity method investments. Busan-Gimhae Light Rail Transit Co., Ltd., Vectus Ltd. and POSCO-FOSHAN Steel Processing Center Co., Ltd., have been excluded from the equity-method investments, as the total assets of each investee were less than W7,000 million as of December 31, 2004.

(4)	POSCO Terminal Co., Ltd., whose total assets exceed W7,000 million as of December 31, 2004, are included in the consolidation. In addition, POSEC-Hawaii Inc. was included in the consolidated financial statements, as POSEC-Hawaii Inc. resumed its operations during December 31, 2005.

(5)	No shares have been issued in accordance with the local laws or regulations.

(6)	Seoul Metro Line Nine Corporation has been excluded from the equity-method investments as the Company is unable to exercise significant control or influence resulting from the disproportional increase in paid-in capital.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences for December 31, 2005 and 2004 are as follows:

	2005						2004

	Beginning		Increase		Ending		Beginning		Increase		Ending
	balance		(decrease)		balance		balance		(decrease)		balance

	(in millions of Korean Won)
Marketable equity securities
Hanil Iron & Steel Co., Ltd.	W	689	W	350	W	1,039	W	(75)	W	764	W	689
HISTEEL Co., Ltd.		139		265		404		(555)		694		139
Moonbae Steel Co., Ltd.		(1,221)		725		(496)		(1,748)		527		(1,221)
Chohung Bank		—		—		—		(3,228)		3,228		—
Hana Bank		89,136		43,782		132,918		71,589		17,547		89,136
Korea Investment Corporation		(453)		453		—		(403)		(50)		(453)
SK Telecom, Co., Ltd.		(495,027)		142,117		(352,910)		(504,158)		9,131		(495,027)
Samjung P & A Co., Ltd.		(770)		770		—		(848)		78		(770)
Dongyang Steel Pipe Co., Ltd.		(3,410)		1,369		(2,041)		(3,403)		(7)		(3,410)
Nippon Steel Corporation		90,547		90,015		180,562		95,692		(5,145)		90,547
Korea Line Corporation		(372)		(1,411)		(1,783)		—		(372)		(372)
Others		10		3,211		3,221		364		(354)		10

		(320,732)		281,646		(39,086)		(346,773)		26,041		(320,732)

Non-marketable equity securities
Powercomm		(169,875)		54,062		(115,813)		(177,593)		7,718		(169,875)
Others		8,102		(7,432)		670		(5,411)		13,513		8,102

		(161,773)		46,630		(115,143)		(183,004)		21,231		(161,773)

	W	(482,505)	W	328,276	W	(154,229)	W	(529,777)	W	47,272	W	(482,505)

      Investments in bonds as of December 31, 2005 and 2004, are as follows:

		2005				2004

	Maturity	Acquisition cost		Book value		Book value

		(in millions of Korean Won)
Government bonds	Less than 1 year	W	90,889	W	90,889	W	132,478
	1-5 years		62		63		92,807
	5-10 years		—		—		8
Others	Less than 1 year		—		—		9,095
	1-5 years		42,313		41,229		52,825

			133,264		132,181		287,213
Less: Current portion			(90,889)		(90,889)		(141,573)

		W	42,375	W	41,292	W	145,640

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Equity investments as of December 31, 2005 and 2004, are as follows:

	2005				2004

	Acquisition cost		Book value(1)		Book value

	(in millions of Korean Won)
Contractor financial fund	W	12,167	W	12,167	W	12,589
Software financial fund and others		4,384		4,384		2,128

	W	16,551	W	16,551	W	14,717

(1)	As of December 31, 2005, equity investments with no readily determinable fair value are carried at acquisition cost.
      Details of gross unrealized gains and losses on available-for-sale securities for the years ended December 31, 2005 and 2004 are as follows:

	2005								2004

			Gross		Gross						Gross		Gross
			Unrealized		Unrealized		Fair				Unrealized		Unrealized		Fair
	Amortized Cost		Gains		Losses		Value		Amortized Cost		Gains		Losses		Value

	(in millions of Korean Won)
Government and municipal bonds	W	93,024	W	—	W	2,072	W	90,952	W	220,150	W	5,146	W	3	W	225,293
Other bonds		41,786		—		557		41,229		61,034		886		—		61,920

		134,810		—		2,629		132,181		281,184		6,032		3		287,213

Marketable equity securities		1,459,796		189,383		1,409		1,647,770		1,659,684		28,747		5,659		1,682,772
Non-marketable equity securities		335,764		54,062		5,360		384,466		304,621		16,379		—		321,000

	W	1,930,370	W	243,445	W	9,398	W	2,164,417	W	2,245,489	W	51,158	W	5,662	W	2,290,985

      For the years ended December 31, 2005, 2004 and 2003, proceeds from sales of available-for-sale securities amounted to W347,987 million, W27,558 million and W234,038 million, respectively. Gross realized gains and losses amounted to W92,904 million and W2,074 million, respectively, for the year ended December 31, 2005.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
     Held-To-Maturity Securities
      Held-to-maturity securities as of December 31, 2005 and 2004, are as follows:

		2005				2004

	Maturity	Acquisition cost		Book value		Book value

		(in millions of Korean Won)
Current portion of held-to-maturity securities
Government and municipal bonds	Less than 1 year	W	2,688	W	2,688	W	2,711
Finance debentures	,,		—		—		10,010
Corporate bond in foreign currency	,,		—		—		1,048

			2,688		2,688		13,769

Held-to-maturity securities
Government and municipal bonds	1-5 years		211,949		211,051		37,961
	5-10 years		30,333		30,423		780

			242,282		241,474		38,741

		W	244,970	W	244,162		52,510

      The Company provided national treasury bonds, amounting to W29,514 million, and certain government and municipal bonds, amounting to W1,724 million, to the Gyeongsangbuk-do provincial office as a performance guarantee in relation to the development of a waste disposal area (Note 11).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Equity-Method Investments
      Equity-method investees as of December 31, 2005 and 2004, are as follows:

	2005								2004

	Number of	Percentage of	Acquisition		Net asset		Book		Book
	shares	ownership (%)	cost		value(1)		value		value

	(in millions of Korean Won)
KOBRASCO	2,010,719,185	50.00	W	32,950	W	40,403	W	30,268	W	11,203
Fujiura Butsuryu Center Co., Ltd.	600	30.00		632		840		824		648
USS-POSCO Industries(2)	—	50.00		234,293		74,269		61,707		65,084
POSCHROME	21,675	25.00		4,859		7,424		6,153		7,000
Guangdong Xingpu Steel Center Co., Ltd.(2)	—	21.00		1,852		2,986		2,985		3,094
POS-HYUNDAI Steel	6,919,396	29.50		3,136		2,229		2,229		2,276
eNtoB Corporation	740,000	23.13		3,700		4,663		4,188		3,762
POSVINA Co., Ltd.(2)	—	50.00		1,527		2,538		1,593		3,145
POSMMIT Steel Centre SDN BHD	4,200,000	30.00		2,308		3,527		3,212		3,015
PT POSMI Steel Indonesia	2,972	36.69		1,467		1,480		1,746		1,599
MIDAS Information Technology Co., Ltd.	866,190	25.46		433		3,226		3,226		2,646
POSCO Power Corp.(5)	20,000,000	50.00		291,041		224,452		290,255		—
CAML Resources Pty. Ltd.	3,239	33.34		40,388		13,631		38,673		—
POSCO Bioventures LP.(2)	—	100.00		43,691		33,717		33,717		33,221
SONGDO New City Development Inc.(3)	1,332,344	29.90		6,674		—		—		—
Huaerliang POSCO Silicon Science &Technology Co.Ltd(2)	—	30.00		3,236		3,412		3,412		—
Suzhou Dongshin Color Metal Sheet Co., Ltd.(2)	—	—		—		—		—		3,361
Seoul Metro Line Nine Corporation(4)	—	—		—		—		—		2,152

			W	672,187	W	418,797	W	484,188	W	142,206

(1)	Due to the delay in the closing of December 31, 2005 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available December 31, 2005 financial information, which has not been audited or reviewed.

(2)	No shares have been issued in accordance with the local laws and regulations.

(3)	Unrecorded changes in equity interest in SONGDO New City Development Inc. amounted to a negative W40,525 million.

(4)	Seoul Metro Line Nine Corporation has been excluded from the equity-method investments as the Company is unable to exercise significant control or influence resulting from the disproportional increase in paid-in capital.

(5)	In accordance with the resolution of the Board of Directors’ meeting on May 24, 2005, the Company acquired 50% equity interest in POSCO Power Corporation.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Details of equity method valuation for December 31, 2005 and 2004, are as follows:

			Earnings
			(losses) of		Other
	January 1,		equity method		increase		December 31,
	2005		investees		(decrease)(1)		2005

	(in millions of Korean Won)
KOBRASCO	W	11,203	W	17,663	W	1,402	W	30,268
Fujiura Butsuryu Center Co., Ltd.		648		296		(120)		824
USS-POSCO Industries		65,084		(517)		(2,860)		61,707
Suzhou Dongshin Color Metal Sheet Co., Ltd.		3,361		(60)		(3,301)		—
POSCHROME		7,000		1,303		(2,150)		6,153
Guangdong Xingpu Steel Center Co., Ltd.		3,094		(89)		(20)		2,985
POS-HYUNDAI Steel		2,276		357		(404)		2,229
eNtoB Corporation		3,762		426		—		4,188
POSVINA Co., Ltd.		3,145		(789)		(763)		1,593
POSMMIT Steel Centre SDN BHD		3,015		317		(120)		3,212
PT POSMI Steel Indonesia		1,599		173		(26)		1,746
POSCO Bioventures LP.		33,221		(4,103)		4,598		33,716
MIDAS Information Technology Co., Ltd.		2,646		667		(86)		3,227
Seoul Metro Line Nine Corporation		2,152		—		(2,152)		—
POSCO Power Corp.		—		(811)		291,066		290,255
CAML Resources Pty. Ltd.		—		4,863		33,810		38,673
Huaerliang POSCO Silicon Science & Technology Co. Ltd		—		28		3,384		3,412

	W	142,206	W	19,724	W	322,258	W	484,188

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

			Earnings
			(losses) of		Other
	January 1,		equity method		increase		December 31,
	2004		investees		(decrease)(1)		2004

	(in millions of Korean Won)
KOBRASCO	W	562	W	10,539	W	102	W	11,203
Fujiura Butsuryu Center Co., Ltd.		538		207		(97)		648
USS-POSCO Industries		98,653		(8,011)		(25,558)		65,084
Suzhou Dongshin Color Metal Sheet Co., Ltd.		4,066		86		(791)		3,361
POSCHROME		6,711		766		(477)		7,000
Guangdong Xingpu Steel Center Co., Ltd.		3,291		248		(445)		3,094
POS-HYUNDAI Steel		1,883		746		(353)		2,276
eNtoB Corporation		3,295		467		—		3,762
POSVINA Co., Ltd.		3,970		485		(1,310)		3,145
POSMMIT Steel Centre SDN BHD		2,625		808		(418)		3,015
PT POSMI Steel Indonesia		1,572		191		(164)		1,599
MIDAS Information Technology Co., Ltd.		2,281		433		(68)		2,646
POSCO Bioventures LP.		24,889		(3,056)		11,388		33,221
SONGDO New City Development Inc.		—		(404)		404		—
Seoul Metro Line Nine Corporation		—		—		2,152		2,152

	W	154,336	W	3,505	W	(15,635)	W	142,206

(1)	Other increase or decrease represents the changes in investment securities due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Details on the elimination of unrealized gain or loss from inter-company transactions for December 31, 2005 and 2004, are as follows:

	2005						2004

			Property, plant						Property, plant
			and equipment,						and equipment,
	Current		and intangible				Current		and intangible
	assets		assets		Total		assets		assets		Total

	(in millions of Korean Won)
KOBRASCO	W	7,997	W	—	W	7,997	W	1,358	W	—	W	1,358
Fujiura Butsuryu Center Co., Ltd.		6		—		6		12		—		12
USS-POSCO Industries		12,562		—		12,562		18,303		—		18,303
Suzhou Dongshin Color Metal Sheet Co., Ltd.		—		—		—		79		—		79
POSCHROME		371		—		371		908		—		908
Guangdong Xingpu Steel Center Co., Ltd.		(39)		—		(39)		39		—		39
eNtoB Corporation		149		65		214		213		22		235
POSVINA Co., Ltd.		531		—		531		332		—		332
POSMMIT Steel Centre SDN BHD		143		—		143		211		—		211
PT POSMI Steel Indonesia		(115)		—		(115)		182		—		182

	W	21,605	W	65	W	21,670	W	21,637	W	22	W	21,659

      Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee are as follows:

	January 1,		Increase		Amortization		December 31,
	2005		(decrease)		(recovery)		2005

	(in millions of Korean Won)
POSMMIT Steel Centre SDN BHD	W	59	W	—	W	20	W	39
PT POSMI Steel Indonesia		531		—		177		354
CAML Resources Pty. Ltd.		—		28,819		3,777		25,042
POSCO Power Corp.		—		73,115		7,311		65,804

	W	590	W	101,934	W	11,285	W	91,239

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Summary of financial information on equity-method investees as of and for December 31, 2005, follows:

			Total				Net income
	Total assets		liabilities		Sales		(loss)

	(in millions of Korean Won)
KOBRASCO	W	170,450	W	89,644	W	319,869	W	62,863
Fujiura Butsuryu Center Co., Ltd.		19,317		16,516		20,133		1,007
USS-POSCO Industries		454,171		305,634		874,633		(24,992)
POSCHROME		35,846		6,149		44,105		6,695
Guangdong Xingpu Steel Center Co., Ltd.		36,078		21,861		89,128		(611)
POS-HYUNDAI Steel		18,925		11,369		67,023		1,338
eNtoB Corporation		61,059		40,896		362,373		4,197
POSVINA Co., Ltd.		9,510		4,435		17,360		(189)
POSMMIT Steel Centre SDN BHD		39,678		27,922		54,395		1,282
PT POSMI Steel Indonesia		52,932		48,898		59,236		479
MIDAS Information Technology Co., Ltd.		15,287		2,615		14,802		2,475
POSCO Power Corp.		896,824		447,921		400,677		35,839
CAML Resources Pty. Ltd.		85,547		44,664		117,530		31,672
SONGDO New City Development Inc.		625,023		692,450		142,767		(63,508)
POSCO Bioventures LP.		33,717		—		—		—
Huaerliang POSCO Silicon Science & Technology Co. Ltd.		21,683		10,351		3,453		50

	W	2,576,047	W	1,771,325	W	2,587,484	W	58,597

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
8.     Property, Plant and Equipment
      Property, plant and equipment as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Buildings and structures	W	5,755,154	W	5,096,042
Machinery and equipment		21,333,817		19,544,990
Tools		404,094		380,744
Vehicles		176,715		173,847
Furniture and fixtures		231,263		207,288

		27,901,043		25,402,911
Less: Accumulated depreciation		(19,312,121)		(18,268,530)
Less: Accumulated impairment loss		(2,786)		(2,786)

		8,586,136		7,131,595

Land		1,203,300		1,109,382
Less: Accumulated impairment loss		(565)		(565)

		1,202,735		1,108,817

Construction-in-progress		2,566,456		2,283,496
Less: Accumulated impairment loss		(83,617)		(83,617)

		2,482,839		2,199,879

	W	12,271,710	W	10,440,291

      The value of land based on the posted price issued by the Korean tax authority amounted to W3,087,656 million as of December 31, 2005 (December 31, 2004: W2,860,565 million).
      As of December 31, 2005, property, plant and equipment are insured against fire and other casualty losses up to W4,783,546 million (December 31, 2004: W4,755,080 million). In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.
      In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of their property, plant and equipment and increased the related amount of assets by W6,184 billion as of December 31, 2000, the latest revaluation date. The revaluation surplus amounting to W4,144 billion, net of related tax and transfers to capital stock, was credited to capital surplus, a component of shareholders’ equity (Note 18).
      Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operations committee’s decision in April 2002 to cease the construction on the No. 2 Minimill. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to W469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      The changes in the carrying value of property, plant and equipment for December 31, 2005, are as follows:

												Elimination of
	Beginning											intercompany	Ending
	balance		Acquisition		Disposal		Depreciation		Others(1)			transactions	balance

	(in millions of Korean Won)
Land	W	1,108,817	W	95,381	W	14,110	W	—	W	12,655	W	(9)	W	1,202,734
Buildings		2,199,308		261,371		27,150		161,172		(8,578)		5,055		2,268,834
Structures		889,437		425,886		5,666		89,966		26,178		421		1,246,290
Machinery and equipment		3,851,869		2,274,621		28,596		1,235,562		(12,228)		16,736		4,866,840
Vehicles		35,624		9,554		1,120		13,997		425		(57)		30,429
Tools		98,294		50,999		304		48,055		697		(63)		101,568
Furniture and fixtures		57,064		38,328		1,113		23,197		261		833		72,176
Construction-in-progress		2,199,878		3,618,271		131,909		—		(2,945,299)		(258,102)		2,482,839

	W	10,440,291	W	6,774,411	W	209,968	W	1,571,949	W	(2,925,889)	W	(235,186)	W	12,271,710

(1)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation.
      The changes in the carrying value of property, plant and equipment for December 31, 2004, were as follows:

												Elimination of
	Beginning											intercompany	Ending
	balance		Acquisition		Disposal		Depreciation		Others(1)			transactions	balance

	(in millions of Korean Won)
Land	W	1,212,284	W	7,723	W	73,091	W	—	W	(38,044)	W	(55)	W	1,108,817
Buildings		2,314,058		91,189		29,597		152,276		106,106		(130,172)		2,199,308
Structures		913,564		58,499		4,401		78,759		53,107		(52,573)		889,437
Machinery and equipment		4,178,717		894,562		22,435		1,209,030		265,772		(255,717)		3,851,869
Vehicles		33,867		15,194		865		12,098		(137)		(337)		35,624
Tools		101,172		49,483		868		51,317		67		(243)		98,294
Furniture and fixtures		53,754		25,928		2,491		20,921		4,810		(4,016)		57,064
Construction-in-progress		1,038,360		2,206,870		145,758		—		(777,173)		(122,421)		2,199,878

	W	9,845,776	W	3,349,448	W	279,506	W	1,524,401	W	(385,492)	W	(565,534)	W	10,440,291

(1)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
9.   Intangible Assets
      Intangible assets, net of accumulated amortization, as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Intellectual property rights	W	1,394	W	485
Land usage rights		43,422		32,416
Deferred development costs		47,299		32,591
Port facilities usage rights		127,258		146,396
Other intangible assets(1)		234,336		284,427

	W	453,709	W	496,315

(1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and the process innovation as other intangible assets.
      The changes in the carrying value of intangible assets for December 31, 2005, are as follows:

											Elimination of
	Beginning										intercompany		Ending
	Balance		Acquisition		Disposal		Amortization		Others(1)		transactions		balance

	(in millions of Korean Won)
Intellectual property rights	W	485	W	1,159	W	—	W	186	W	(64)	W	—	W	1,394
Land usage rights		32,416		10,053		192		(2,653)		(1,508)		—		43,422
Development costs		32,591		29,381		—		13,021		(1,770)		118		47,299
Port facilities usage rights		146,396		595		—		19,732		(1)		—		127,258
Other intangible assets		284,427		43,429		386		95,151		(857)		2,874		234,336

	W	496,315	W	84,617	W	578	W	125,437	W	(4,200)	W	2,992	W	453,709

(1)	Includes impairment loss, transfers of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.
      The changes in the carrying value of intangible assets for December 31, 2004, were as follows:

											Elimination of
	Beginning										intercompany		Ending
	balance		Acquisition		Disposal		Amortization		Others(1)		transactions		balance

	(in millions of Korean Won)
Goodwill	W	234	W	—	W	—	W	—	W	(234)	W	—	W	—
Intellectual property rights		523		22		—		131		71		—		485
Land usage rights		12,750		9,291		—		2,270		12,645		—		32,416
Development costs		32,646		16,854		2,260		13,042		(1,607)		—		32,591
Port facilities usage rights		129,698		39,300		86		22,602		485		(399)		146,396
Other intangible assets		298,645		78,357		9,325		76,629		4,993		(11,614)		284,427

	W	474,496	W	143,824	W	11,671	W	114,674	W	16,353	W	(12,013)	W	496,315

(1)	Includes impairment loss, transfers of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:

	(in millions of
	Korean Won)

2006	W	93,884
2007		73,184
2008		56,253
2009		20,512
2010		17,355

	W	261,188

10.	Research and Development Costs, and Others
      For the year ended December 31, 2005, the Company expensed research and development costs amounting to W225,615 million (December 31, 2004: W277,149 million), charging W173,070 million to cost of goods sold, and W52,545 million to selling and administrative expenses.

11.	Other Assets
      Other assets as of December 31, 2005 and 2004 consist of the following:

	2005		2004

	(in millions of Korean Won)
Other current assets
Short-term loans receivable (Notes 27 and 28)	W	42,665	W	23,622
Accrued income		45,517		25,032
Advance payments		199,580		120,374
Prepaid expenses		15,724		15,121
Others		40,728		19,903

		344,214		204,052
Less: Allowance for doubtful accounts		(32,383)		(10,681)

	W	311,831	W	193,371

Other long-term assets
Other investment assets (Notes 5, 8 and 29)	W	139,320	W	145,778
Less: Allowance for doubtful accounts		(3,714)		(733)
Present value discount		(1,731)		(459)

	W	133,875	W	144,586

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

12.	Short-Term Borrowings
      Short-term borrowings as of December 31, 2005 and December 31, 2004, consist of the following:

	Annual
Financial institutions	interest rate (%)	2005		2004

		(in millions of Korean Won)
Won currency borrowings
Shinhan Bank and others	3.83-5.00	W	216,150	W	121,374

Foreign currency borrowings
Yamaguchi Bank and others	1.00-5.00		13,716		29,575
Choheung Bank and others	1.00-6.00		629,908		506,592

			643,624		536,167

		W	859,774	W	657,541

13.	Long-Term Debts
      Current portion of long-term debts as of December 31, 2005 and December 31, 2004, consist of the following:

	Annual
Financial institutions	interest rate (%)	2005		2004

		(in millions of Korean Won)
Debentures
Domestic and foreign debenture	1.84-8.00	W	991,609	W	961,607
Less: Discount on debentures issued			(1,083)		(1,347)

			990,526		960,260

Won currency borrowings
Korea Exchange Bank and other	1.00-5.70		26,731		31,511
Foreign currency borrowings
Development Bank of Japan and others	1.00-4.60		28,202		42,730

			54,933		74,241

Loans from foreign financial institutions
Sumitomo Bank and others	2.00 LIBOR + 0.80		9,065		10,078

Lease obligation
HP Financial Services	5.00		2,676		2,103

Unearned revenue	—		—		17

		W	1,057,200	W	1,046,699

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Long-term debts as of December 31, 2005 and December 31, 2004, are as follows:

	Annual interest
Financial institutions	rate (%)	2005		2004

		(in millions of Korean Won)
Won currency borrowings
The Korea Development Bank and others	1.00-6.00	W	212,890	W	170,715
Less: Current portion			(26,731)		(31,511)

			186,159		139,204

Foreign currency borrowings
Development Bank of Japan and others	1.00-7.00		403,926		288,625
Less: Current portion			(28,202)		(42,730)

			375,724		245,895

Loans from foreign financial institutions
Sumitomo Bank and others	2.00 LIBOR + 0.80		45,169		60,644
Less: Current portion			(9,065)		(10,078)

			36,104		50,566

Debentures
Domestic debentures	3.60-8.00		562,060		1,276,060
Foreign bonds(1)	0.00-7.13		965,529		1,308,010

			1,527,589		2,584,070
Less: Current portion			(991,609)		(961,607)
Discount on debentures issued			(2,697)		(7,327)

			533,283		1,615,136

		W	1,131,270	W	2,050,801

      Certain current assets, inventories, investments and property, plant and equipment are pledged as collateral for the above borrowings.

(1)	POSCO issued exchangeable bonds on August 20, 2003. They are exchangeable with 15,267,837 SK Telecom Co., Ltd. American Depository Receipts (ADRs).

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Details of exchangeable bonds as of December 31, 2005, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,183/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date
      On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004 and 2005, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 951,350 ADRs which brought down the exchangeable bond price to JPY3,183/ADR.
      Contractual maturities of long-term debts outstanding as of December 31, 2005, are as follows:

							Loans from
			Won currency		Foreign currency		foreign financial
Period	Debentures		borrowings		borrowings		institutions		Total

	(in millions of Korean Won)
2006	W	991,609	W	26,731	W	28,202	W	9,065	W	1,055,607
2007		92,000		63,170		48,630		9,065		212,865
2008		443,970		62,319		49,067		9,065		564,421
2009		10		43,465		136,538		9,065		189,078
2010		—		12,115		17,410		4,915		34,440
2011		—		5,090		124,079		3,994		133,163

	W	1,527,589	W	212,890	W	403,926	W	45,169	W	2,189,574

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Details of assets pledged as collaterals for short-term borrowings and long-term debts, as well as for performance guarantee, as of December 31, 2005 and December 31, 2004, are as follows:

	Beneficiaries	2005		2004

		(in millions of Korean Won)
Land	Shinhan Bank and others	W	43,005	W	35,541
Buildings and structures	The Korea Development Bank and others		42,304		55,120
Machinery and equipment	Mizuho Bank and others		28		54,918
Cash and cash equivalents	Mizuho Bank and others		12,041		6,555
Short-term and long-term financial instruments	Kyongnam Bank and others		4,650		4,050
Inventories	Korea First Bank and others		195,000		155,000
Trade accounts and notes receivable	Mizuho Bank and others		40,630		62,900
Available-for-sale securities	Exchangeable bond creditor		333,366		358,768
Held-to-maturity securities	Gyeongsangbuk-do provincial office		31,298		32,000

		W	702,322	W	764,852

      Details of loans from foreign financial institutions covered by guarantees provided by financial institutions as of December 31, 2005 and December 31, 2004, are as follows:

	2005		2004

Financial institutions	Foreign currency	Won equivalent	Foreign currency	Won equivalent

	(in millions of Korean Won)
Korea Development Bank	EUR6,389,136	W7,668	EUR7,255,009	W10,324
14.     Capital Lease and Operating Lease Agreements

Capital Lease
      As of December 31, 2005, the Company acquired certain tools and vehicles under capital lease agreements, with acquisition cost amounting to W7,758 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms. The Company’s depreciation expense, with respect to the above lease agreements, for December 31, 2005, amounted to W2,417 million.
      Future minimum lease payments under capital lease agreements are as follows:

Period	Principal		Interest		Total

	(in millions of Korean Won)
2006	W	2,676	W	74	W	2,750
2007		331		4		335

	W	3,007	W	78	W	3,085

Operating Lease
      As of December 31, 2005, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
above lease agreements, amounted to W15,840 million for December 31, 2005. Future lease payments under the above lease agreements are as follows:

Period	Amount

	(in millions of
	Korean Won)
2006	W	6,737
2007		3,051
2008		698
2009		24

	W	10,510

15.     Accrued Severance Benefits
      The changes in accrued severance benefits for December 31, 2005, are as follows:

	Beginning								Ending
	balance		Increase		Decrease		Adjustments(1)		balance

	(in millions of Korean Won)
Accrued severance benefits	W	561,980	W	216,344	W	84,623	W	30,253	W	723,954
National Pension Fund		(1,825)		—		(399)		(1,089)		(2,515)
Group severance insurance deposits		(329,788)		(123,676)		(22,726)		(15,889)		(446,627)

	W	230,367	W	92,668	W	61,498	W	13,275	W	274,812

(1)	Includes foreign currency adjustments, changes in consolidation scope and others.
      The Company expects to pay the following future benefits to its employees upon their normal retirement age:

	(in millions of
	Korean Won)

2006	W	11,550
2007		17,042
2008		27,067
2009		33,623
2010-2014		325,938

	W	415,220

      The above amounts were determined based on the employee’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
16.     Other Liabilities
      Other liabilities as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Other current liabilities
Advances received	W	334,166	W	316,778
Unearned revenue		3,164		2,397
Others		119,533		90,468

	W	456,863	W	409,643

Other long-term liabilities
Reserve for allowance	W	17,524	W	10,667
Others (Notes 14 and 21)		114,597		185,410

	W	132,121	W	196,077

17.     Commitments and Contingencies
      As of December 31, 2005, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

			Amount		Won
Grantors	Entity being guaranteed	Financial institution	guaranteed(1)		equivalent

					(in millions)
POSCO	POSINVEST	Bank of America and others	US$	56,373,465	W	57,106
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others		253,320,000		256,613
POSCO E & C	IBC Corporation	The Korea Development Bank and others		58,180,000		58,936
	Shanghai Real Estate Development Co., Ltd.	Woori Bank and others		25,000,000		25,325
	POSLILAMA Steel Structure Co., Ltd.	The Export-Import Bank of Korea and others		28,000,000		28,364
Posteel Co., Ltd.	POS-THAI Steel Service Center Co., Ltd.	Sumitomo Bank and others		6,210,405		6,200
	POS-Qingdao Coil Center Co., Ltd.	Industrial Bank of Korea and others		4,000,000		4,052
	PT POSMI Steel Indonesia	Korea Exchange Bank		5,400,000		5,470
POSCO Investment Co., Ltd.	Qingdao Pohang Stainless Steel Co., Ltd.	Bank of Tokyo-Mitsubishi		72,500,000		73,443
POS-ORE	POSA	ANZ Bank		18,311,204		18,549
POSCO-Japan Co., Ltd.	Fujiura Butsuryu Center Co., Ltd.	Korea Exchange Bank and others		JPY1,190,000,000		10,234
	POS-NPC	Mizuho Bank and others		2,000,000,000		17,201

					W	561,493

(1)	Currencies other than US$ or JPY are translated into US$ amounts.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      As of December 31, 2004, contingent liabilities for outstanding guarantees provided for the payment of loans of affiliated companies amounted to W443,154 million.
      As of December 31, 2005, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount		Won
Grantors	Entity being guaranteed	Financial institution	guaranteed(1)		equivalent

					(in millions)
POSCO	Dae Kyeong Special Steel	The Korea Development	W	2,591	W	2,591
	Co., Ltd.	Bank	US$	1,948,800		1,974
	DC Chemical Co., Ltd.	E1 Co., Ltd.	W	1,281		1,281
	The Siam United Steel Co., Ltd.	Japan Bank for International Cooperation	US$	6,006,582		6,085
	Zeus	Related creditors		JPY51,622,000,000		443,970
POSCO E&C	Daejeon Energy System Co., Ltd.	Woori Bank	W	12,000		12,000
	Baek Song Construction Co., Ltd.	Shinsegae Merchant Bank Corp.		7,500		7,500
	Pan Pacific and others	Korea Exchange Bank and others		7,384		7,384
POSCO Machinery & Engineering Co.,	S-Tank Engineering Ltd. Co, Ltd.	SK Engineering & Construction Co., Ltd.		1,252		1,252
Samjung Packing & Aluminum Co., Ltd.	Pyungsan SI Ltd.	Shinhan Bank and others		24,800		24,800

					W	508,837

      In addition to the guarantee described above, POSCO E&C provides performance guarantee to Samsung Corporation amounting to W1,365,717 million as of December 31, 2005. In relation to private businesses, POSCO E&C also provides debt undertaking guarantee to 33 companies, which amounts to W1,085,666 million.
      As of December 31, 2004, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment for loans amounted to W720,361 million.
      POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to the market price. As of December 31, 2005, 500 million tons of iron ore and 113 million tons of coal remained to be purchased under such long-term contracts.
      The Company paid US$159,600,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 60% owned by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.
      During the year ended December 31, 2004, due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to W108 billion. As of December 31, 2005, the Company received the residuals of liquidation dividends amounting to W16.7 billion and finished the liquidation of POSVEN during the year ended December 31, 2005.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      POSCO entered into a contract on the usage of bulk carriers with Keo Yang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.
      On July 1, 2004, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2005. The Company completed the construction of Gwangyang LNG terminal on July 4, 2005.
      As of December 31, 2005, POSCO has bank overdraft agreements of up to W210,000 million with Woori Bank and other seven banks. In addition, the Company entered into a credit purchase loan agreement with Hana Bank and eight other banks for credit lines up to W325,000 million and to borrow W20,000 million in short-term borrowings. POSCO has 44 promissory notes, including a blank promissory note, with The Korea Development Bank, as collaterals for loans from foreign financial institutions. The Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$886,500 thousand and to borrow US$70 million in foreign short-term borrowings. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2005, amount to US$80,603,041, for which the Company is contingently liable upon the issuers’ default.
      As of December 31, 2005, POSCO E & C has bank overdraft agreements of up to W40,000 million with Woori Bank and other banks. In addition, POSCO E & C has a revolving loan agreements of up to W334,200 million with Suhyup Bank and other banks. In addition, POSCO E & C has provided seven blank promissory notes and 18 other notes, with amounts equivalent to approximately W232,013 million, to other financial institutions as collateral for agreements and outstanding loans. POSCO E&C has provided seven blank checks and one other check, with amounts equivalent to approximately W2,500 million as collaterals for agreements and outstanding loans as of December 31, 2005.
      As of December 31, 2005, Posteel Co., Ltd. has entered into local and foreign credit agreements, of up to W554,290 million and with Hana Bank and other banks of which 406,498 million remain unused, respectively. In addition, Posteel Co., Ltd. has an unsettled document against acceptance amounting to JPY 909 million and US$69 million, and an unsettled document against payment balances in relation to exports amounting to US$302,006.
      As of December 31, 2005, POSCON Co., Ltd. has credit purchase loan agreements with Shinhan Bank and other banks for credit lines of up to W6,000 million and revolving loan agreements of up to W40,854 million and US$4.7 million. In addition, POSCON Co., Ltd. has entered into agreements with Shinhan Bank and other banks for opening letters of credit in relation to trade of up to US$14 million.
      As of December 31, 2005, Pohang Coated Steel Co., Ltd. has provided a blank promissory note to Korea Zinc Company Ltd. as a guarantee for the repayment of loan. In addition, Pohang Coated Steel Co., Ltd. has entered into agreements to discount its trade accounts receivable with Shinhan Bank and other banks for amount of up to W15,000 million. In addition, Pohang Coated Steel Co., Ltd. has local credit loan agreements and credit purchase loan agreements of up to W40 million, letters of credit in relation to trade of up to US$1,500 million and W2,000 million with Shinhan Bank.
      As of December 31, 2005, POSCO Machinery & Engineering Co., Ltd. has entered into a bank overdraft agreement of up to W2,000 million with Shinhan Bank, local credit loan agreements of up to W6,000 million and credit purchase loan agreements of up to W9,000 million with Shinhan Bank and other banks. In addition, POSCO Machinery & Engineering Co., Ltd. has entered into an agreement with Shinhan Bank for opening letters of credit in relation to trade of up to US$3 million and a loan agreement.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      As of December 31, 2005, POSDATA Co., Ltd. has provided a note to HP Financial Services for an outstanding lease agreement. In addition, POSDATA Co., Ltd. entered into loan on bills agreements of up to W111,800 million with Shinhan Bank and other banks as of December 31, 2005.
      As of December 31, 2005, POS-AC Co., Ltd. has a bank overdraft agreement with Woori Bank amounting to W1,000 million and a loan agreement, secured by trade accounts receivables, amounting to W3,000 million. In addition, POS-AC Co., Ltd. has entered into an agreement with Woori Bank amounting to W1,000 million in relation to discount of trade accounts receivables.
      As of December 31, 2005, Changwon Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to W90,000 million with Woori Bank. In addition, Changwon Specialty Steel Co., Ltd. has agreements with Korea First Bank and six other banks for opening letters of credit of up to US$68 million and W31,000 million, respectively.
      As of December 31, 2005, POSCO Machinery Co., Ltd. has a loan agreement, secured by trade accounts receivables, of up to W10,000 million with Woori Bank and other banks. In addition, POSCO Machinery Co., Ltd. has entered into an agreement with Korea Exchange Bank for opening letters of credit of up to US$3 million. POSCO Machinery Co., Ltd. also has entered into a performance guarantee contract of up to W10,000 million with Kwangju bank.
      As of December 31, 2005, POSCO America Corp. has a loan agreement to borrow up to US$50 million with Bank of America.
      As of December 31, 2005, POSCO Canada Ltd. has a loan agreement to borrow up to CAD15 million with Korea Exchange Bank of Canada.
      As of December 31, 2005, POSCO Asia Co., Ltd. has loan agreements to borrow up to US$140 million with Bank of America and other banks.
      As of December 31, 2005, POSMETAL Co., Ltd. has loan agreements to borrow up to JPY 3,100 million with the Bank of Fukuoka and other banks.
      As of December 31, 2005, Zhangjiagang Pohang Stainless Steel Co., Ltd. has loan agreements to borrow up to US$400 million with Bank of China and other banks.
      As of December 31, 2005, POSCO Refractories & Environment Company Ltd. (POSREC) has a bank overdraft agreement of up to W3,000 million and credit purchase loan agreements of up to W12,000 million with Pusan Bank and other banks. In addition, POSREC has entered into agreements to borrow up to US$5 million and W5,000 million with Pusan Bank and Citibank Korea, respectively, for opening letters of credit.
      As of December 31, 2005, Dongwoosa Service Inc. has provided a blank promissory note to Hyundai Motor Service as a guarantee for the maintenance of vehicles. In addition, Dongwoosa Service Inc. has a bank overdraft agreements of up to W3,000 million with Korea Exchange Bank
      As of December 31, 2005, Samjung Packing & Aluminum Co., Ltd. has a bank overdraft agreement of up to W2,000 million with Woori Bank and purchase loan agreements of up to W43,000 million with Woori Bank and other banks. In addition, Samjung Packing & Aluminum Co., Ltd. has entered into agreements to borrow up to US$23 million with Woori Bank and other banks for opening letters of credit in relation to trade. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2005, amount to W4,063 million, for which the Company is contingently liable upon the issuers’ default.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      As of December 31, 2005, POSCO Terminal has a loan agreement, secured by trade accounts receivable, of up to W1,000 million with Woori Bank. POSCO Terminal also entered into US$10 million-limit forward currency contract with the Korea Exchange Bank.
      On June 22, 2005, POSCO entered into a memorandum of understanding with the Orissa State Government of India for the construction of an integrated steel mill and the development of a mine in Bhubaneswar, the capital of Orissa.
      The Company is a defendant in various domestic and foreign legal actions arising during the normal course of business. As of December 31, 2005, the aggregate amounts of domestic and foreign claims against the Company as the defendant amounted to approximately W31,006 million and US$1,319,834 in 22 pending cases. The Company believes that the outcome of these cases is uncertain but, in any event, they would not result in a material ultimate loss for the Company.
18.     Capital Surplus
      Capital surplus as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Additional paid-in capital	W	463,825	W	463,825
Revaluation surplus		3,233,730		3,213,414
Others		293,854		218,139

	W	3,991,409	W	3,895,378

19.     Retained Earnings
      Retained earnings as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Appropriated
Legal reserve	W	241,201	W	241,201
Appropriated retained earnings for business stabilization		918,300		918,300
Other legal reserve		1,303,333		880,000
Voluntary reserve		9,735,199		7,341,899

		12,198,033		9,381,400
Unappropriated		3,959,914		3,469,718

	W	16,157,947	W	12,851,118

Legal Reserve
      The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Other Legal Reserve
      Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

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

Additional Losses of Minority Interest
      Accumulated deficit of SEO MUEUN Development Inc. and POSLILAMA Steel Structure Co., Ltd., affiliates included in the consolidated financial statements, resulted in losses in excess of minority interest amounting to W35,653 million for December 31, 2005 (December 31, 2004: W13,205 million). The additional losses are deducted from the consolidated retained earnings to be charged to the Controlling Company. The Company plans to add any profits resulting from SEO MUEUN Development Inc. and POSLILAMA Steel Structure Co., Ltd. to the Controlling Company’s equity until they recover the amount of losses in excess of minority interest.

Dividends
      The Company declared dividends, which were approved by the Board of Directors on July 12, 2005. For the year ended December 31, 2004, the Company declared dividends in accordance with the resolution of the Board of Directors on July 23, 2004.
      Details of interim and year-end dividends for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005		2004		2003

	(in millions of Korean Won)
Interim cash dividends
Number of shares	W	78,759,934	W	80,707,945	W	81,648,519
Dividend ratio		40%		30%		20%
Dividend amount		157,520		121,062		81,649

	2005	2004	2003

	(in millions of Korean Won)
Year-end cash dividends
Number of shares	W80,154,281	W80,503,664	W80,707,945
Dividend ratio	120%	130%	100%
Dividend amount	480,926	523,274	403,540

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Details of the dividends payout ratio and dividends yield ratio for the ended December 31, 2005, 2004 and 2003 are as follows:

	2005		2004		2003

	Dividend	Dividend	Dividend	Dividend	Dividend	Dividend
	payout ratio	yield ratio	payout ratio	yield ratio	payout ratio	yield ratio

Common shares	15.91%	3.96%	16.89%	4.28%	24.31%	3.68%

20.     Capital Adjustments
      Capital adjustments as of December 31, 2005 and December 31, 2004, consist of the following:

	2005		2004

	(in millions of Korean Won)
Treasury stock	W	(959,205)	W	(680,144)
Cumulative foreign currency translation adjustment		4,386		15,912
Valuation loss on investment securities		(196,790)		(486,502)

	W	(1,151,609)	W	(1,150,734)

      As of December 31, 2005, the Company holds 7,096,065 shares of its own common stock amounting to W959,205 million.
      The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 1,289,347 shares and 36,453 shares of its treasury stock to the association of employee stock ownership on July 26, 2005 and October 25, 2005, as approved by the Board of Directors on July 22, 2005 and October 21, 2005, respectively, and the difference between the fair value and the proceeds from the sale was recognized as welfare expense.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

21.	Stock Appreciation Rights
      POSCO granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant

Before the modifications(1)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	W98,400 per share	W135,800 per share	W115,600 per share	W102,900 per share	W151,700 per share	W194,900 per share
After the modifications(1)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	W98,900 per share	W136,400 per share	W116,100 per share	W102,900 per share	W151,700 per share	W194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	338,071 shares	13,971 shares	3,931 shares	60,068 shares	—	—
Number of shares outstanding	96,096 shares	41,925 shares	16,564 shares	75,829 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003 – July 23, 2008	April 28, 2004 – April 27, 2009	Sept. 19, 2004 – Sept. 18 2009	April 27, 2005 – April 26, 2010	July 24, 2006 – July 23, 2011	April 29, 2007 – April 28, 2012
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(1)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003 and October 22, 2004.
      POSCO applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are accounted as other long-term liabilities and amortized over the vesting period of the stock grants.
      The compensation costs for stock appreciation rights granted to employees and executives recognized for the year ended December 31, 2005, and for the future periods are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

	(in millions of Korean Won)
Prior periods	W	36,297	W	2,851	W	1,461	W	9,663	W	1,695	W	—	W	51,967
Current year		3,348		898		271		3,572		6,548		310		14,947
Future periods		—		—		—		—		3,197		607		3,804

	W	39,645	W	3,749	W	1,732	W	13,235	W	11,440	W	917	W	70,718

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      The following table summarizes information about appreciation rights granted and expense recognized at the award date:

	2005			2004

	Number of stock	Weighted-average		Number of stock	Weighted-average
	appreciation	exercise price per		appreciation	exercise price per
Stock appreciation rights outstanding,	rights	share		rights	share

	(in Korean Won)
Beginning of year	722,007	W	118,711	638,598	W	103,681
Granted	90,000		194,900	218,600		151,700
Excercised	(277,365)		101,899	(119,888)		98,900
Canceled	—		—	—		—
Forfeited	—		—	(15,303)		117,973

Stock appreciation rights outstanding, end of year	534,642		140,258	722,007		118,711

Excercisable at the year end	230,414	W	108,276	456,885	W	104,865

Weighted-average fair value at grant date		W	116,176		W	110,179

      The following table summarizes information about stock appreciation rights outstanding at December 31, 2005:

	Appreciation rights outstanding

		Weighted-average	Weighted-average
		remaining	exercise price per
Exercise prices	Shares	contractual life	share

			(in Korean Won)
98,900	96,096	2.56 years	W	98,900
136,400	41,925	3.32 years		136,400
116,100	16,564	3.72 years		116,100
102,900	75,829	4.32 years		102,900
151,700	214,228	5.56 years		151,700
194,900	90,000	6.33 years		194,900

	534,642	4.74 years	W	140,258

      POSDATA Co., Ltd. granted (1st grant) stock appreciation rights of 138,000 shares to its executives. However, the outstanding stock appreciation rights have been reduced to 88,000 shares as certain employees and executives have retired as of December 31, 2005. For December 31, 2005, POSDATA Co., Ltd. recognized stock compensation cost amounting to W3,290 million, with no additional stock compensation cost to be recognized in the future.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
22.     Derivatives
      The Company has entered into various derivatives agreements with financial institutions to hedge currency and commodity price risks. The gains and losses on those derivatives for December 31, 2005, and related contracts outstanding as of December 31, 2005, are as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gain		loss		gain		loss

				(in millions of Korean Won)
POSCO	Currency forward	Trading	SC Korea First Bank and others	W	—	W	18,727	W	688	W	861
	Nickel future	”	Sempra Metal Ltd.		—		—		1,674		637
POSCO E&C	Currency forward	”	Citibank Korea and others		1,546		1,982		600		6,722
Posteel Co.,Ltd.	”	”	Hana bank and others		—		—		170		37
Pohang Coated Steel Co.,Ltd.	”		Shinhan Bank		—		684		112		125
	Option	”	”		125		—		486		564
POSDATA	Currency forward	”	Korea Exchange Bank		—		—		90		12
Changwon Specialty Steel Co.,Ltd.	”	”	SC Korea First Bank		—		—		37		42

				W	1,671	W	21,393	W	3,857	W	9,000

      The gains and losses on currency those derivatives for December 31, 2004, and related contracts outstanding as of December 31, 2004, were as follows:

	Type of	Purpose of		Valuation		Valuation		Transaction		Transaction
Company	transaction	transaction	Financial institutions	gain		loss		gain		loss

				(in millions of Korean Won)
POSCO	Currency swap	Trading	Citibank Korea and others	W	—	W	—	W	683	W	—
	Nickel future	”	Sempra Metal Ltd.		—		—		2,800		5,980
	Currency forward	”	CALYON		6		—		597		1,092
POSCO E&C	”	”	Citibank Korea and others		9,588		2,646		4,900		1,499
Posteel Co., Ltd.	”	”	Citibank Korea		—		—		328		694
Pohang Coated Steel Co., Ltd.	”	”	Shinhan Bank		—		—		3,106		67
Changwon Specialty Steel Co.,Ltd.	”	”	SC Korea First Bank		—		—		38		—

				W	9,594	W	2,646	W	12,452	W	9,332

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      The gains and losses on currency those derivatives for December 31, 2003, and related contracts outstanding as of December 31, 2003, were as follows:

		Purpose of		Valuation		Valuation		Transaction		Transaction
Company	Type of transaction	transaction	Financial institutions	gain		loss		gain		loss

POSCO	Currency swap	Fair market value hedge(1)	Citibank Korea and others	W	—	W	29,693	W	—	W	—
POSCO	Currency forward	Trading	The Bank of New York		—		—		451		—
POSCO	Nickel forward	Cash flow hedge	Sempra Metal., Ltd		4,153		—		—		—
POSCO E&C	Currency forward	Fair market value hedge(1)	Citibank Korea and others		2,646		1,066		936		124
Posteel Co., Ltd.	”	Trading	Hana Bank		12		22		305		329
Pohang Coated Steel Co.,Ltd.	”	”	Shinhan Bank		189		—		789		1,180
Changwon Specialty Steel Co.,Ltd.	”	Fair market value hedge(1)	Korea First Bank		2		—		—		27

				W	7,002	W	30,781	W	2,481	W	1,660

(1)	Accounted for as trading, since the criteria for hedge accounting are not met.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
23.     Selling and Administrative Expenses
      Selling and administrative expenses for December 31, 2005, 2004 and 2003, consist of the following:

	2005		2004		2003

	(in millions of Korean Won)
Transportation and storage	W	492,921	W	493,790	W	445,723
Salaries		168,746		149,153		142,400
Welfare		116,542		103,638		75,730
Depreciation and amortization		60,742		68,145		65,384
Fees and charges		122,204		76,710		54,662
Advertising		98,158		49,382		40,681
Research and development		52,545		70,949		56,825
Severance benefits		29,475		25,051		21,217
Sales commissions		23,409		18,286		18,759
Travel		18,808		18,530		16,075
Rent		16,345		17,287		12,554
Repairs		14,736		20,047		9,159
Training		17,367		11,765		11,835
Office supplies		7,654		8,103		5,660
Provision for doubtful accounts		104,310		53,671		8,955
Meeting		9,680		8,576		8,098
Taxes and public dues		14,914		13,661		11,534
Vehicle expenses		2,155		6,509		5,983
Membership fees		8,876		5,391		5,294
Sales promotions		5,745		6,474		6,333
Entertainment		7,315		6,444		5,796
Others		58,670		61,366		46,813

	W	1,451,317	W	1,292,928	W	1,075,470

24.     Donations
      Donations by the Company for December 31, 2005, 2004 and 2003, consist of the following:

	2005		2004		2003

	(in millions of Korean Won)
Pohang University of Science and Technology	W	17,050	W	32,479	W	2,267
POSCO Educational Foundation		33,000		39,500		38,800
POSCO Welfare Fund		69,960		58,000		—
Others		33,008		39,567		62,124

	W	153,018	W	169,546	W	103,191

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
25.     Income Taxes
      Income tax expense for December 31, 2005, 2004 and 2003, consist of the following:

	2005		2004		2003

	(in millions of Korean Won)
Current income taxes	W	1,610,278	W	1,361,874	W	746,482
Deferred income taxes		(127,839)		139,772		(16,212)

	W	1,482,439	W	1,501,646	W	730,270

      The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	2005		2004		2003

	(in millions of Korean Won)
Net income before income tax expense	W	5,488,189	W	5,342,910	W	2,747,270
Statutory tax rate (%)		27.5		29.7		29.7

Income tax expense computed at statutory rate		1,509,240		1,586,844		815,939
Tax credit		(215,892)		(161,939)		(99,109)
Others, net		189,091		76,741		13,440

Income tax expense	W	1,482,439	W	1,501,646	W	730,270

Effective rate (%)		27.01		28.11		26.58

      In 2005, National Tax Service audited the Company’s corporate income tax returns for the years 2000 to 2004. As a result of the audit, the Company recognized the expected additional income taxes amounting to W178,598 million in its income statement as a non-operating expense for the year ended December 31, 2005. On March 10, 2006, the Company received the additional income taxes bill imposed by Daegu regional office of National Tax Service.
      In accordance with the SKFAS No. 17, Deferred Income Tax, which became applicable to the Company on January 1, 2005, income tax effect of temporary differences in relation to an item in the shareholders’ equity is recorded as part of the related shareholders’ equity item. Due to the change in accounting policy, capital adjustment decreased by W6,882 million, deferred tax assets increased by W158,030 million and deferred tax liabilities increased by W163,343 million. There is no effect on net income.

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

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

	Number of	Number of days		Weighted number
Period	shares issued	outstanding		of shares

Beginning balance(1)	80,503,664	365		29,383,837,360
Acquisition treasury stock	412,894	—	(2)	(476,518,019)

				28,907,319,341

Period	Weighted-Average Number of Common Shares

For period 2005:	28,907,319,341 ÷ 365 = 79,198,135
For period 2004:	29,585,862,618 ÷ 366 = 80,835,690

(1)	Beginning number of common shares excludes 6,683,171 treasury shares

(2)	The Company’s net acquisition of treasury shares is 412,894 during the year ended December 31, 2005. For the computation of weighted average number of common shares outstanding, the number of treasury shares was excluded.
      Ordinary Income per share for the years ended December 31, 2005 and 2004, and 2003 are calculated as follows:

	2005		2004		2003

	(in millions of Korean Won,
	except per share amounts)
Ordinary income	W	4,011,547	W	3,811,843	W	1,995,983
Weighted-average number of common shares outstanding		79,198,135		80,835,690		81,483,634

Basic earnings and ordinary income per share	W	50,652	W	47,155	W	24,496

      Earnings per share for the years ended December 31, 2005, 2004 and 2003 are calculated as follows:

	2005		2004		2003

	(in millions of Korean Won,
	except per share amounts)
Ordinary income	W	4,011,547	W	3,814,225	W	1,995,983
Weighted-average number of common shares outstanding		79,198,135		80,835,690		81,483,634

Basic earnings and ordinary income per share	W	50,652	W	47,185	W	24,496

     Diluted Earnings Per Share
      Diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 are identical to basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of December 31, 2005, 2004 and 2003.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

27.	Assets and Liabilities Denominated in Foreign Currencies
      Monetary assets and liabilities denominated in foreign currencies as of December 31, 2005 and December 31, 2004, are as follows:

	2005				2004

	Foreign currency(3)		Won equivalent		Won equivalent

	(in millions of Korean Won except for foreign currencies)
Assets
Cash and cash equivalents(1)	US$	316,844,860	W	320,964	W	38,628
	JPY	31,940,745		275		9
	Overseas subsidiaries (US$)	280,573,968		284,221		218,143
Trade accounts and notes receivable	US$	545,530,525		552,622		330,210
	JPY	3,710,469,500		31,912		42,382
	EUR	3,621,507		4,346		934
	Overseas subsidiaries (US$)	241,600,285		244,741		317,097
Other accounts and notes receivable	US$	9,936,621		10,066		18,793
	JPY	39,080,774		336		104
	Overseas subsidiaries (US$)	18,526		18,526		8,339
Short-term and long-term loans receivable	Overseas subsidiaries (US$)	19,054,227		19,302		72,461
Long-term trade accounts and notes receivable	US$	—		—		—
	Overseas subsidiaries (US$)	70,513		71		74
Investment securities(2)	US$	—		—		1,044
	Overseas subsidiaries (US$)	37,020,904		37,502		25,134
Guarantee deposits	US$	327,939		332		462
	Overseas subsidiaries (US$)	1,288,796		1,306		1,317

			W	1,526,522	W	1,075,131

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

	Foreign currency(3)

		W-
	20	05

					2004
					--W------------
			on equivalent		on equivalent

	(in millions of Korean Won except for foreign currencies)
Liabilities
Trade accounts and notes payable	US$	772,264,663	W	782,304	W	274,779
	JPY	2,274,827,010		19,564		5,358
	EUR	11,011,238		13,215		7,304
	Overseas subsidiaries (US$)	71,589,380		72,520		110,338
Other accounts and notes payable	US$	7,501,251		7,599		7,595
	JPY	305,046,967		2,624		2,780
	EUR	4,113,498		4,937		508
	Overseas subsidiaries (US$)	357,715		362		432
Accrued expenses	US$	8,480,609		8,591		225,902
	Overseas subsidiaries (US$)	18,543,504		18,785		10,731
Short-term borrowings	US$	10,290,216		10,424		15,875
	JPY	300,000,000		2,580		—
	Overseas subsidiaries (US$)	622,526,933		630,620		520,292
Withholdings	US$	4,960,814		5,025		5,335
	JPY	81,416,567		700		371
	EUR	5,662,370		6,796		6,814
	Overseas subsidiaries (US$)	7,263,637		7,358		562
Debentures(2),(4)	US$	260,165,000		263,547		481,938
	JPY	81,622,000,000		701,982		826,072
Foreign currency loans(4)	JPY	2,803,297,214		24,109		32,221
	Overseas subsidiaries (US$)	374,942,894		379,817		256,404
Loans from foreign financial institutions(4)	US$	19,180,930		19,430		24,470
	EUR	21,446,351		25,739		36,146
	Overseas subsidiaries (US$)	—		—		28

			W	3,008,628	W	2,852,255

(1)	Includes cash and cash equivalents, short-term financial instruments and long-term financial instruments.

(2)	Presented at face value.

(3)	Currencies other than US$, JPY, and EUR have been converted into US$ while the amounts of overseas subsidiaries are converted into US$.

(4)	Includes current portion of long-term debts.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

28.	Related Party Transactions
      Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2005, 2004 and 2003, and the related account balances as of December 31, 2005 and December 31, 2004, are as follows:

	Sales and others(1)						Purchases and others(1)

	2005		2004		2003		2005		2004		2003

	(in millions of Korean Won)
POSCO E&C	W	3,758	W	9,317	W	4,834	W	1,732,462	W	891,474	W	314,456
Posteel Co., Ltd.		1,030,276		919,618		870,792		86,005		67,193		35,681
POSCON Co., Ltd.		131		139		72		235,232		194,847		167,642
Pohang Steel Co., Ltd.		426,007		303,425		251,137		1,105		271		1,576
POSCO Machinery & Engineering Co., Ltd.		92		5,001		65		160,787		116,424		102,099
POSDATA Co., Ltd.		1,009		989		857		182,149		209,839		206,562
POSCO Research Institute		—		—		—		14,350		13,203		11,694
Seung Kwang Co., Ltd.		—		—		—		110		35		60
POS-AC Co., Ltd.		566		517		450		29,554		20,980		9,150
Changwon Specialty Steel Co., Ltd.		3,440		31		77		53,618		75,984		57,557
POSCO Machinery Co., Ltd.		121		116		126		107,648		95,892		80,908
POSCO Refractories & Environment(POSREC)		261		137		122		195,329		173,917		154,404
POSTECH Venture Capital Co., Ltd.		63		59		54		—		—		—
Pohang Steel America Corporation (POSAM)		97,920		33,446		—		—		—		107
POSCO Australia Pty. Ltd. (POSA)		10,163		1,115		—		31,305		41,673		157,641
POSCO Canada Ltd. (POSCAN)		—		—		—		102,841		56,143		39,664
POSCO Asia Co., Ltd. (POA)		552,694		573,772		367,998		130,871		146,016		111,889
Zhangjiagang Pohang Stainless Steel Co., Ltd.		723,522		714,832		349,723		—		—		—
POSCO-Japan Co., Ltd.		544,636		409,845		226,276		75,604		30,846		10,922
Others		317,176		86,821		33,110		338,718		—		—

	W	3,711,835	W	3,059,180	W	2,105,693	W	3,477,688	W	2,134,737	W	1,462,012

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

	Receivables(2)				Payables(2)

	2005		2004		2005		2004

	(in millions of Korean Won)
POSCO E&C		53		82,889		193,856		237,283
Posteel Co., Ltd.		111,790		122,260		1,760		1,876
POSCON Co., Ltd.		1		15,172		28,638		43,050
Pohang Steel Co., Ltd.		33,896		43,021		66		1
POSCO Machinery & Engineering Co., Ltd.		4		2,270		14,449		27,879
POSDATA Co., Ltd.		43		442		26,709		30,782
POSCO Research Institute		—		—		2,674		7,224
Seung Kwang Co., Ltd.		2,063		2,038		—		—
POS-AC Co., Ltd.		1		—		888		663
Changwon Specialty Steel Co., Ltd.		1,231		1		2,119		6,692
POSCO Machinery Co., Ltd.		1		4,300		9,863		19,767
POSCO Refractories & Environment (POSREC)		17		19		23,774		23,526
POSTECH Venture Capital Co., Ltd.		—		—		53		—
Pohang Steel America Corporation (POSAM)		9		—		—		—
POSCO Australia Pty. Ltd. (POSA)		618		24		—		—
POSCO Canada Ltd. (POSCAN)		—		16		5,726		—
POSCO Asia Co., Ltd. (POA)		8,749		29,866		6,931		4,730
VSC-POSCO Steel Corporation (VPS)		—		11		—		—
DALIAN POSCO-CFM Coil Center Co., Ltd.		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		175,415		16,486		—		—
POSCO-Japan Co., Ltd.		19,599		18,751		1,542		1,722
Others		97,123		—		28,772		—

	W	450,613	W	337,566	W	347,820	W	405,195

(1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2005, 2004 and 2003, and related account balances as of December 31, 2005 and December 31, 2004, are as follows:

	Sales and others(1)						Purchases and others(1)

	2005		2004		2003		2005		2004		2003

	(in millions of Korean Won)
eNtoB Corporation	W	—	W	—	W	—	W	170,258	W	131,377	W	69,072
KOBRASCO		—		—		—		202,262		104,848		99,498
POSCHROME		—		—		—		45,043		51,820		33,267
Posmmit Steel Centre SDN BHD (POS-MMIT)		10,229		7,655		480		—		—		—
PT POSMI Steel Indonesia		—		5		—		—		—		—
POSVINA Co., Ltd.		11,239		12,599		7,281		—		—		—
USS — POSCO Industries (UPI)		312,377		365,362		239,294		—		—		16
Shunde Xingpu Steel Center Co., Ltd.		—		—		219						—
MIDAS Information Technology., Ltd.		—		—		—		—		15		99

	W	333,845	W	385,621	W	247,274	W	417,563	W	288,060	W	201,952

	Receivables(2)				Payables(2)

	2005		2004		2005		2004

	(in millions of Korean Won)
eNtoB Corporation	W	—	W	—	W	2,329	W	3,286
KOBRASCO		—		—		—		2,584
POSCHROME		—		—		4,719		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		29		—		—		—
PT POSMI Steel Indonesia		—		—		—		—
POSVINA Co., Ltd.		1,100		4		—		—
USS — POSCO Industries (UPI)		—		—		—		—
MIDAS Information Technology., Ltd.		—		—		—		—

	W	1,129	W	4	W	7,048	W	5,870

(1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Eliminations of inter-company revenues and expenses for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Revenues

	2005		2004		2003

	(in millions of Korean Won)
Sales	W	8,293,069	W	5,982,359	W	4,115,235
Interest income		1,322		2,242		485
Rental income		1,014		727		612
Others		3,074		3,693		3,023

	W	8,298,479	W	5,989,021	W	4,119,355

	Expenses

	2005		2004		2003

	(in millions of Korean Won)
Cost of goods sold	W	8,094,089	W	5,849,925	W	4,007,975
Interest expense		3,778		2,272		495
Selling and administrative expenses		156,157		120,428		109,011
Others		44,455		16,396		1,874

	W	8,298,479	W	5,989,021	W	4,119,355

      Eliminations of significant inter-company receivables and payables for the years ended December 31, 2005 and for the year December 31, 2004, are as follows:

	2005		2004

	(in millions of Korean Won)
Trade accounts and notes payable	W	728,395	W	412,421
Short-term borrowings		28,064		19,959
Other accounts and notes payable		269,287		265,881
Long-term debts		23,557		50,435
Other liabilities		284,829		114,934

	W	1,334,132	W	863,630

	2005		2004

	(in millions of Korean Won)
Trade accounts and notes receivable	W	1,046,732	W	676,744
Short-term loans receivable		36,310		20,628
Other accounts and notes receivable		5,415		296
Long-term loans receivable		37,359		51,032
Other assets		208,316		114,930

	W	1,334,132	W	863,630

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
29.     Segment and Regional Information
      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the years ended December 31, 2005:

							Consolidation
	Steel		Trading		Others		adjustment		Consolidated

	(in millions of Korean Won)
Statement of income
External customers	W	24,841,038	W	3,373,587	W	6,380,232	W	(8,293,069)	W	26,301,788
Less: Inter-segment		(3,974,711)		(990,743)		(3,327,616)		8,293,069		—

Net sales	W	20,866,327	W	2,382,844	W	3,052,616	W	—	W	26,301,788

Operating income	W	5,879,972	W	24,453	W	436,583	W	(257,732)	W	6,083,276
Depreciation and amortization and others		1,606,140		7,346		83,899		(84,831)		1,612,554
Balance sheet
Inventories		3,264,059		102,569		531,519		(105,553)		3,792,594
Investments		4,660,946		273,938		818,018		(2,611,346)		3,141,556
Property, plant and equipment		12,216,465		213,681		642,283		(800,719)		12,271,710
Intangible assets		326,768		505		137,251		(10,815)		453,709
      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the years ended December 31, 2004:

							Consolidation
	Steel		Trading		Others		adjustment		Consolidated

	(in millions of Korean Won)
Statement of income
External customers	W	22,624,977	W	2,986,345	W	4,344,090	W	(5,982,359)	W	23,973,053
Less: Inter-segment		(3,322,773)		(626,579)		(2,033,007)		5,982,359		—

Net sales	W	19,302,204	W	2,359,766	W	2,311,083	W	—	W	23,973,053

Operating income	W	5,174,877	W	34,770	W	190,245	W	(80,472)	W	5,319,420
Depreciation and amortization and others		1,553,238		7,933		77,904		(73,624)		1,565,451
Balance sheet
Inventories		2,534,497		72,463		515,567		(57,006)		3,065,521
Investments		4,087,223		282,491		633,453		(2,298,629)		2,704,538
Property, plant and equipment		10,189,473		230,082		586,270		(565,534)		10,440,291
Intangible assets		410,170		1,515		97,100		(12,470)		496,315

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the years ended December 31, 2003:

							Consolidation
	Steel		Trading		Others		adjustment		Consolidated

	(in millions of Korean Won)
Statement of income
External customers	W	16,503,386	W	2,384,952	W	3,016,135	W	(4,115,236)	W	17,789,237
Less: Inter-segment		(2,241,755)		(599,615)		(1,273,866)		4,115,236		—

Net sales		14,261,631	W	1,785,337	W	1,742,269	W	-	W	17,789,237

Balance sheet
Inventories		1,867,743	W	51,638	W	160,389	W	(11,399)	W	2,068,371
Investments		4,056,692		308,349		501,454		(2,039,817)		2,826,678
Property, plant and equipment		9,549,746		206,416		612,625		(523,010)		9,845,777
Intangible assets		402,439		2,351		79,593		(9,887)		474,496
      Substantially all of the Company’s operations are for the production of steel products. Net sales for the years ended December 31, 2005, 2004 and 2003, and non-current assets by geographic location as of December 31, 2005, 2004 and 2003, are as follows:

	Sales(1)				Non-current assets

	2005		2004		2005		2004

	(in millions of Korean Won)
Korea	W	18,566,060	W	16,738,372	W	17,614,231	W	15,295,486
Japan		1,371,510		1,163,541		72,177		84,640
China		3,117,909		3,315,789		1,204,250		813,798
Asia/Pacific, excluding Japan and China		1,502,205		1,257,108		113,167		108,119
North America		550,331		529,080		188,345		153,919
Others		1,193,773		969,163		97,684		61,815
Consolidation adjustments		—		—		(3,422,880)		(2,876,632)

	W	26,301,788	W	23,973,053	W	15,866,974	W	13,641,145

(1)	Represent revenues, net of consolidation adjustments, incurred based on customers’ locations instead of the Company and subsidiaries’ locations.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
     Condensed consolidated balance sheets categorized by types of business are as follows:

	2005

	Non-financial		Financial
	Institution		Institution

	(in millions of Korean Won)
Assets
Current assets	W	11,618,851	W	48,841
Non-Current assets		15,867,586		134,292
Investment assets		3,142,196		134,263
Property, plant and equipment		12,271,681		29
Intangible assets		453,709		—

Total Assets		27,486,437		183,133

Liabilities
Current liabilities		5,840,863		83,784
Non-Current liabilities		1,780,441		74

Total Liabilities		7,621,304		83,858

Shareholders’ equity
Common stock		482,403		83,187
Capital surplus		3,990,266		—
Retained earnings		16,161,090		19,017
Capital adjustments		(1,153,744)		(2,929)
Minority interest		385,118		—

Total shareholders’ equity		19,865,133		99,275

Total liabilities and shareholders’ equity	W	27,486,437	W	183,133

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Condensed consolidated statements of income categorized by types of business are as follows:

	2005

	Non-financial		Financial
	Institution		Institution

	(in millions of Korean Won)
Sales	W	26,297,284	W	6,890
Cost of goods sold		(18,763,918)		(3,177)
Selling and administrative expenses		(1,449,750)		(1,666)

Operating income		6,083,616		2,047
Non-operating income		786,485		560
Non-operating expenses		(1,380,580)		(4,736)

Net income (loss) before income tax expense and minority interest		5,489,521		(2,129)
Income tax expense		(1,483,725)		(1,286)

Net income before minority interest		4,005,796		(843)
Minority interest in income of consolidated subsidiaries		(5,626)		—

Net income (loss)	W	4,011,422	W	(843)

30.	Operating Results for the Final Interim Period
      Significant operating results for the quarter ended December 31, 2005, are as follows:

	Unaudited

	(in millions of Korean Won,
	except per share amount)
Sales	W	6,535,114
Cost of sales		5,004,931
Operating income		1,108,800
Net income		377,935
Ordinary income per share		4,792
Net income per share		4,792

31.	Reclassification of Prior Periods’ Financial Statements
      Certain amounts in financial statements as of and for the year ended December 31, 2004, have been reclassified to conform to the December 31, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

32.	Issuance of POSCO ADSs on the Tokyo Stock Exchange
      As approved by the Board of Directors on July 12, 2005, the Company issued 14,000,000 American Depository Shares (“ADSs”) representing 3,500,000 shares of the Company’s common stocks. Each ADS represents the one-fourth of one share of common stock. The Korea Securities Depository has the custody of underlying common stocks and the Bank of New York is the depository of POSCO ADSs. POSCO ADSs listed on the Tokyo Stock Exchange, from which the Company received a listing approval on October 24, 2005. Subscription is scheduled for three days from November 16, 2005 to November 18,

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
2005, with the payment for subscription to be made on November 21, 2005. POSCO ADSs have been available for trading on the Tokyo Stock Exchange beginning November 22, 2005.

33.	Significant Differences between Korean GAAP and U.S. GAAP
Reconciliation to U.S. Generally Accepted Accounting Principles
      The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2005 and 2004 and the net income for the three year periods ended December 31, 2005, 2004 and 2003 to the extent described below.
      A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.

(a)	Reconciliation of net income from Korean GAAP to U.S. GAAP

	Adjustments				Adjustments
	before		Income tax		after
	income tax		effect		income tax

	(in millions of Korean Won,
	except share data)
For the year ended December 31, 2005
Net income under Korean GAAP					W	4,011,546
Adjustments
Fixed asset revaluation	W	19,301	W	(5,222)		14,079
Capitalized costs		15,381		(4,230)		11,151
Capitalized repairs		(5,312)		1,461		(3,851)
Investment securities		81,659		(22,456)		59,203
Amortization of goodwill		8,875		(2,441)		6,434
Others, net		4,187		(1,151)		3,036

	W	124,091	W	(34,039)	W	90,052

Net income as adjusted in accordance with U.S. GAAP					W	4,101,598

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					W	51,789

Weighted-average shares outstanding						79,198,135

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

	Adjustments				Adjustments
	before		Income tax		after
	income tax		effect		income tax

	(in millions of Korean Won,
	except share data)
For the year ended December 31, 2004
Net income under Korean GAAP					W	3,814,225
Adjustments
Fixed asset revaluation	W	26,428	W	(6,840)		19,588
Capitalized costs		47,458		(13,051)		34,407
Capitalized repairs		(9,422)		2,591		(6,831)
Investment securities		(557,615)		153,344		(404,271)
Others, net		4,270		(1,174)		3,096

	W	(488,881)	W	134,870	W	(354,011)

Net income as adjusted in accordance with U.S. GAAP					W	3,460,214

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					W	42,806

Weighted-average shares outstanding						80,835,690

	Adjustments				Adjustments
	before		Income tax		after
	income tax		effect		income tax

	(in millions of Korean Won,
	except share data)
For the year ended December 31, 2003
Net income under Korean GAAP					W	1,995,983
Adjustments
Fixed asset revaluation	W	26,351	W	(7,826)		18,525
Capitalized costs		16,187		(4,808)		11,379
Capitalized repairs		(9,721)		2,887		(6,834)
Investment securities		(22,557)		6,699		(15,858)
Others, net		(8,773)		2,606		(6,167)

	W	1,487	W	(442)	W	1,045

Net income as adjusted in accordance with U.S. GAAP					W	1,997,028

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					W	24,508

Weighted-average shares outstanding						81,483,634

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

(b)	Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP

	Adjustments				Adjustments
	before		Income tax		after
	income tax		effect		income tax

	(in millions of Korean Won)
As of December 31, 2005
Shareholders’ equity under Korean GAAP					W	19,866,916
Less: Minority interest						(386,766)

						19,480,150
Adjustments
Fixed asset revaluation	W	(175,907)	W	25,528		(150,379)
Capitalized costs		286,208		(78,707)		207,501
Capitalized repairs		3,724		(1,024)		2,700
Investment securities		(66,594)		18,313		(48,281)
Amortization of goodwill		8,875		(2,441)		6,434
Others, net		60		(16)		44

	W	56,366	W	(38,347)	W	18,019

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					W	19,498,169

	Adjustments				Adjustments
	before		Income tax		after
	income tax		effect		income tax

	(in millions of Korean Won)
As of December 31, 2004
Shareholders’ equity under Korean GAAP					W	16,386,056
Less: Minority interest						(307,891)

						16,078,165
Adjustments
Fixed asset revaluation	W	(195,045)	W	30,705		(164,340)
Capitalized costs		270,827		(74,477)		196,350
Capitalized repairs		9,036		(2,485)		6,551
Investment securities		(48,399)		214,510		166,111
Others, net		(4,127)		1,135		(2,992)
Deferred taxes related to OCI		—		—		(71,788)

	W	32,292	W	169,388	W	129,892

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					W	16,208,057

(c)	Fixed asset revaluation
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

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
cost. When assets are sold, any revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on sale of assets under U.S. GAAP.

(d)	Capitalized costs
      Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized as of December 31, 2005, 2004 and 2003 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to W8,097 million, W20,611 million and W20,611 million in 2005, 2004 and 2003, respectively.
      In addition, effective from the period beginning after December 31, 2002, under Korean GAAP, interest costs that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use are generally expensed as incurred, except when certain criteria are met for capitalization. The Company has adopted this application and expensed financing costs subject to the capitalization. Under U.S. GAAP, the Company is required to capitalize such amount. Capital projects that have had their progress halted would suspend the capitalization of interest and would also delay the accumulation of depreciation during the suspense period.
      Capitalized interest for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005		2004		2003

	(in millions of Korean Won)
Capitalized interest	W	86,269	W	84,948	W	54,386
Depreciation of capitalized interest		(60,581)		(55,871)		(54,857)

Net income impact	W	25,688	W	29,077	W	(471)

      Under Korean GAAP, research and development costs, organization costs and internal use software costs have been recorded as intangible assets and amortized over a period not exceeding 20 years. Under U.S. GAAP, organization costs as well as research and developments costs are generally expensed as incurred. In addition, certain costs incurred for software developed for internal use, U.S. GAAP requires that costs incurred in the preliminary project stage be expensed as incurred. External direct costs such as material and service, payroll or payroll related costs for employees who are directly associated with the project, and interest costs incurred when developing computer software for internal use, should be capitalized and amortized on a straight-line method over the estimated useful life. Training costs, data conversion costs and general administrative costs should be expensed as incurred.
      U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets which arose mostly from research and development cost for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005		2004		2003

	(in millions of Korean Won)
Net income impact	W	(18,404)	W	(2,230)	W	(3,953)

(e)	Capitalized repairs
      Under Korean GAAP, repair costs associated with the Company’s furnaces are expensed as incurred, regardless of the nature of the expenditure. U.S. GAAP requires that repairs that extend an asset’s useful

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
life or significantly increase its value be capitalized when incurred and depreciated. Routine maintenance and repairs are expensed as incurred. No repair costs have been capitalized as of December 31, 2005, 2004 and 2003 under Korean GAAP. Depreciation of capitalized repairs carried forward from prior periods has been recorded.

(f)	Guarantees
      Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002. As of December 31, 2005, the guarantees issued or modified after December 31, 2002 by the Company for the repayment of loans amounts to W81,541 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (Note 17). The fair value of the liability recorded at the inception is amortized into income over the life of the guarantee contract. The Company has recognized the fair value of liabilities net of amortization amounting to W1,732 million, W(559) million and W(2,396) million for the years ended December 31, 2005, 2004 and 2003, respectively. This adjustment is included in Others, net.

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
      U.S. GAAP reconciliation adjustments for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2005, 2004 and 2003 are included in Others, net and are as follows:

	2005		2004		2003

	(in millions of Korean Won)
Net income impact	W	2,455	W	4,829	W	(6,001)

      The total stock compensation expense under U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 are W(12,027) million, W9,810 million and W24,894 million, respectively.
(h) Investment Securities
      The differences in accounting for investment securities relate to (i) recognition of an impairment loss under U.S. GAAP but not under Korean GAAP and (2) Recognition of gain on disposal of available for sale investments.
(i) Recognition of an impairment loss
      Under Korean GAAP, if the fair value of investments classified as either available-for-sale or held to maturity permanently declines compared to its acquisition cost as evidenced by events such as bankruptcy,

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
liquidation, negative net asset values and cessation of operations, the carrying value of the debt or equity security is adjusted to fair value, with the resulting impairment loss charged to current operations. If the fair value of the security subsequently recovers, a gain is recognized up to the amount of previously recognized impairment loss.
      Under U.S. GAAP, if the decline in fair value of investments classified as either available-for-sale of held to maturity is determined to be other-than-temporary, the cost basis of the individual security is written down to fair value as the new cost basis and the amount of the impairment loss is charged to current operations. In addition, U.S. GAAP prohibits gain recognition based on subsequent recoveries of previously impaired investments.
      Both Korean GAAP and U.S. GAAP requires that all unrealized gains and losses arising from available-for-sale securities be recorded in accumulated other comprehensive income.
      As a result of the above differences, the Company recognized an impairment loss recorded in the statement of income on available-for-sale securities under U.S. GAAP of W7,881 for which the decline in fair value was considered to be other-than-temporary under U.S. GAAP but not “permanently impaired” under Korean GAAP. This U.S. GAAP adjustment also results in a reclassification adjustment within accumulated other comprehensive income, resulting in higher unrealized losses under Korean GAAP, compared to U.S. GAAP.
      No other-than-temporary impairment is recorded for held-to-maturity securities as of December 31, 2005, 2004 and 2003.

(ii)	Recognition of gain on disposal of available for sale investments
      The Company disposed of certain securities that had been previously impaired under U.S. GAAP purposes. The fair value of these securities subsequently recovered resulting in the reversal of the impairment under Korean GAAP. As a result, the Company’s cost basis relating to those securities was higher under Korean GAAP than under U.S. GAAP. This difference in cost basis resulted in a gain of W89,541 under U.S. GAAP upon disposal.
      A summary of the U.S. GAAP adjustments relating to investment securities for the years ended December 31, 2005, 2004 and 2003 follows:

	2005		2004		2003

	(in millions of Korean Won)
Impairment loss	W	(7,882)	W	(562,838)	W	(24,766)
Recognition of gains on disposal		89,541		5,223		2,209

Net income impact	W	81,659	W	(557,615)	W	(22,557)

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Information with respect to available-for-sale debt and equity securities as of December 31, 2005, 2004 and 2003 is as follows:
     Available-for-Sale Securities:

	2005		2004		2003

	(in millions of Korean Won)
Book value	W	1,864,297	W	2,261,620	W	2,315,508
Unrealized gains and losses		328,276		47,272		(157,844)
Permanent impairment loss		(11,605)		(3,190)		(10,651)

Fair value (Korean GAAP)		2,180,968		2,305,702		2,147,013
Other-than-temporary impairment		(66,594)		(48,399)		(38,118)

Fair value (US GAAP)	W	2,114,374	W	2,257,303	W	2,108,895

      No other-than-temporary impairment is recorded for held-to-maturity securities as of December 31, 2005, 2004 and 2003.
(i) Goodwill
      Under Korean GAAP, goodwill is amortized over the useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. The Company amortizes goodwill over five years using straight-line method. Under U.S. GAAP, goodwill is not subject to amortization rather an impairment test is required at least annually.
(j) Deferred Income Taxes
      In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects that result from differences between the reported Korean GAAP and U.S. GAAP amounts.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
34.     Additional Financial Information in Accordance with U.S. GAAP
(a) Deferred taxes in accordance with U.S. GAAP
      The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004, computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows:

	2005		2004

	(in millions of Korean Won)
Deferred tax assets
Fixed asset revaluation	W	25,528	W	30,705
Capitalized foreign exchange losses		—		3,071
Investment securities		77,984		69,822
Impairment loss on fixed assets		129,135		129,135
Impairment loss on investment securities		23,078		221,337
Allowance for doubtful accounts		61,142		32,148
Allowance for severance benefits		101,867		69,913
Depreciation expense		18,980		17,299
Capital expenditures		—		9,489
Research and development expense		12,988		9,804
Deferred taxes related to OCI		182,824		—
Denied accrual expenses		120,198		16,452
Others		86,287		115,681

Total deferred tax assets		840,011		724,856

Deferred tax liabilities
Gain on valuation of equity method investments		134,441		81,400
Reserve for repairs		132,120		137,394
Accrued income		917		3,453
Reserve for technology		388,117		367,283
Capitalized repairs		1,024		2,485
Capitalized costs		78,707		78,876
Deferred taxes related to OCI		162,434		71,788
Others		30,159		101,061

Total deferred tax liabilities		927,919		843,740

Net deferred tax liabilities	W	87,908	W	118,884

(b) Comprehensive income
      Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
owners, including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2005, 2004, and 2003 is summarized as follows:

	2005		2004		2003

	(in millions of Korean Won)
Net income, as adjusted, in accordance with U.S. GAAP	W	4,101,598	W	3,460,214	W	1,997,028
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(7,150)		(91,750)		34,414
Unrealized gains (losses) on investments		85,195		434,753		8,960
Less: Reclassification adjustment for gains included in income		(1,665)		(1,288)		—

Comprehensive income, as adjusted, in accordance with U.S. GAAP	W	4,177,978	W	3,801,929	W	2,040,402

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      Accumulated other comprehensive income as of December 31, 2005, 2004 and 2003 is summarized as follows:

	Foreign currency		Unrealized		Accumulated other
	translation		gains (losses) on		comprehensive
	adjustments		investments		income

	(in millions of Korean Won)
Balance, December 31, 2002	W	68,872	W	(264,702)	W	(195,830)
Foreign currency translation adjustment, net of tax benefit of W(10,081) million		34,414		—		34,414
Unrealized losses on investments, net of tax benefit of W(14,825) million		—		8,960		8,960

Current period change		34,414		8,960		43,374

Balance, December 31, 2003	W	103,286	W	(255,742)	W	(152,456)
Foreign currency translation adjustment, net of tax benefit of W34,801 million		(91,750)		—		(91,750)
Unrealized losses on investments, net of tax benefit of W(164,905) million		—		434,753		434,753
Less: Reclassification adjustment for net realized gain included in income, net of tax benefit of W488 million		—		(1,288)		(1,288)

Current period change		(91,750)		433,465		341,715

Balance, December 31, 2004	W	11,536	W	177,723	W	189,259
Foreign currency translation adjustment, net of tax benefit of W2,712 million		(7,150)		—		(7,150)
Unrealized losses on investments, net of tax benefit of W(32,316) million		—		85,195		85,195
Less: Reclassification adjustment for net realized gain included in income, net of tax benefit of W632 million		—		(1,665)		(1,665)

Current period change		(7,150)		83,530		76,380

Balance, December 31, 2005	W	4,386	W	261,253	W	265,639

(c) Fair Value of financial instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

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

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

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
      The estimated fair values of the Company’s financial instruments stated under Korean GAAP as of December 31, 2005 and 2004 are summarized as follows:

	2005				2004

	Carrying				Carrying
	amount		Fair value		amount		Fair value

	(in millions of Korean Won)
Cash and cash equivalents	W	653,364	W	653,364	W	486,370	W	486,370
Short-term financial instruments		760,371		760,371		640,988		640,988
Trading securities		2,610,502		2,610,502		2,689,593		2,689,593
Trade accounts and notes receivable, including long-term loans		3,369,737		3,369,737		3,374,219		3,374,219
Investment securities		2,815,741		2,815,741		2,345,076		2,345,076
Short-term borrowings		859,774		859,774		657,541		657,541
Trade accounts and notes payable		1,145,729		1,145,729		1,082,299		1,082,299
Long-term debt, including current portion		2,188,470		2,233,670		3,096,727		3,184,984
(d) Minority interest
      Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

(e)	Classification differences in the Consolidated Statements of Income
      Certain income and expense items in the Company’s Consolidated Statements of Income including: (i) gains and losses on disposal of property, plant and equipment; (ii) impairment of property, plant and equipment; (iii) gains on recovery of allowance for doubtful accounts; (iv) other bad debt expenses; (v) and provision for early retirement benefits have been classified as non-operating under Korean GAAP and excluded from the determination of operating income. Under U.S. GAAP, the above noted income and expense items would be included in the determination of operating income. In addition, as a result of tax assessments, amendments to tax return filings and related tax penalties and interest have been classified as non-operating expenses under Korean GAAP. Under U.S. GAAP, these expenses would be included as part of the Company’s income tax. After reclassification of those items, operating income under U.S. GAAP would be W5,725,875 million, W5,407,351 million and W3,106,742 million for the years ending December 31, 2005, 2004 and 2003, respectively.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
Components of “Other” non-operating expenses
      “Other” non-operating expenses disclosed within the Korean GAAP Consolidated Statements of Income are comprised of the following:

	2005		2004		2003

	(in millions of Korean Won)
Loss on disposal of investments		121,474		7,869		7,084
Loss on impairment of property, plant and equipment		—		72,692		150,750
Additional payment of income taxes		194,506		10,054		1,104
Provision for early retirement benefits(1)		418,567		16,637		6,480
Others		119,542		58,021		68,253

Total	W	854,089	W	165,273	W	233,671

(1)	On March 30, 2000, the company initiated an ongoing plan to offer special termination benefits to employees who voluntarily accept early retirement. During the year ended December 31, 2005, the Company received applications for early retirement from employees. As of December 31, 2005, the company recorded an expense amounting to KRW 418,567 million representing lump sum early retirement benefits which were either paid or accrued for the applicants who were notified of acceptance and approval of their applications during the year ended December 31, 2005. The employees were terminated effective on or before January 1, 2006 and all liabilities associated with these early retirement benefits were settled by January of 2006.

(f)	Consolidated statement of cash flows
      Under both Korean GAAP and US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under Korean GAAP, cash and cash equivalents include cash on hand, cash in banks, and highly liquid temporary cash investments with original maturities of three months or less. Under US GAAP, cash and cash equivalents are defined as being cash and investments with original maturities of three months or less.
      Under U.S. GAAP, cash flows related to purchases and sales of trading securities are classified as cash flows from operating activities. However, under Korean GAAP, they are classified as cash flows from investing activities. Net cash flows from purchases and sales of trading securities are W221,705 million, W(63,667) million and W(81,321) million for the years ended December 31, 2005, 2004 and 2003, respectively.

(g)	Segment
      The following table provides information on reconciliation of net income of each operating segment of the consolidated subsidiaries from Korean GAAP to U.S. GAAP for the year ended December 31, 2005:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Net income under Korean GAAP	W	3,972,572	W	11,935	W	278,105	W	(251,066)	W	4,011,546
Adjustments		104,891		(3,713)		(11,126)	—			90,052

Net income under U.S. GAAP	W	4,077,463	W	8,222	W	266,979	W	(251,066)	W	4,101,598

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
      The following table provides information on reconciliation of total assets of the consolidated subsidiaries from Korean GAAP to U.S. GAAP as of December 31, 2005:

							Subtotal before		Reconciling		US GAAP
	Steel		Trading		Others		elimination		adjustments		adjustments		Consolidated

	(in millions of Korean Won)
Segments’ total assets	W	26,648,657	W	970,949	W	4,438,504	W	32,058,110	W	(4,550,800)	W	18,019	W	27,525,329
      The following table provides information on the significant items in total assets of each operating segment of the consolidated subsidiaries as of December 31, 2005:

							Reconciling
	Steel		Trading		Others		adjustments		Consolidated

	(in millions of Korean Won)
Investments under Korean GAAP	W	4,795,209	W	273,938	W	683,755	W	(2,611,346)	W	3,141,556
Adjustments		(77,922)		(4,805)		(13,339)		—		(96,066)

Investments under U.S. GAAP	W	4,717,287	W	269,133	W	670,416	W	(2,611,346)	W	3,045,490

Property, plant and equipment under Korean GAAP	W	12,216,494	W	213,681	W	642,254	W	(800,719)	W	12,271,710
Adjustments		148,424		—		—		—		148,424

Property, plant and equipment under U.S. GAAP	W	12,364,918	W	213,681	W	642,254	W	(800,719)	W	12,420,134

35.	Recent Accounting Pronouncements

U.S. GAAP
      In March 2005, the SEC issued SAB No. 107 (SAB 107), which expresses the view of the staff regarding the interaction between the FASB’s SFAS No. 123 (revised 2004) (FAS 123R), Share-Based Payment, and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. Specifically, SAB 107 provides guidance on how to determine the expected volatility and expected term inputs into a valuation model used to determine the fair value of share based payments under FAS 123R. SAB 107 also provides guidance related to numerous aspects of the adoption of FAS 123R such as taxes, capitalization of compensation costs, modification of share based payments prior to adoption and the classification of expenses.
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standards No. 123 R, “Share-Based Payment.” This Statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In April 2005, the Securities Exchange Commission (SEC) approved a new rule that delayed the effective date of FAS 123 R. Under the SEC rule, FAS 123 R is now effective for annual rather than interim period that begin after June 15, 2005. The company is evaluating the requirements of FAS No. 123 R and currently expects that the adoption of FAS No. 123 R will not have a material impact on the Company’s financial position and results of operation.
      In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional assets retirement obligation if the fair value of the liability can be reasonably estimated. The Interpretation is effective no later than the

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004
end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The adoption of this Interpretation did not have a material effect on the Company’s financial position and results of operation.
      In November 2004, the FASB issued Financial Accounting Standard No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (FAS 151). The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities and clarifies the meaning of the term ‘normal capacity’. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of determining the impact of adoption on its financial position and results of operations.
      In December 2004, the FASB issued Statement No. 153 (FAS 153), Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. FAS 153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance (as defined). The new standard is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.
      In May 2005, the FASB issued Financial Accounting Standards No. 154, which changes the requirements for the accounting and reporting of a change in accounting principle. The Statement requires that changes in accounting principle be retroactively applied. FAS 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with earlier adoption permitted. The Company will apply the provisions of this Statement from January 1, 2006.
      In February 2006, the FASB issued Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” and is effective for all financial instrument acquired or issued after beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this statement to have a material impact on its financial position or result of operations.
      In March 2006, the FASB issued FASB issued Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a certain servicing contract and all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006, with earlier adoption is permitted. The Company does not expect the adoption of this statement to have a material impact on its financial position or result of operations.

POSCO AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and 2004

Korean GAAP
      In February 2005, the Korean Accounting Standards Boards (“KASB”) issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 18, “Interests in Joint Ventures.” This statement provides the definition of joint venture which requires an investor to recognize assets, liabilities, revenue and expenses related to its investment on a joint venture. Under SKFAS No. 18, joint venture may be classified into one of the following types; joint venture business, joint venture assets or joint venture corporation, and an investor should apply SKFAS No. 15, “Investments in Associates” correspondingly for its investment on joint venture corporation. The provisions of this standard are effective prospectively for joint ventures beginning on or after December 31, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.
      In March 2005, the KASB issued SKFAS No. 19, “Lease accounting,” which supersedes pre-KASB standard of “Accounting Standards for Lease Industry”, Under SKFAS No. 19, lease transactions that the risk and benefit from the ownership of the leased property is de facto transferred to the lessee should be classified as a finance lease, and an operating lease otherwise. The classification should be determined by substance of a transaction and lease of real estate also are subject to the statements as other property leases. The provisions of this standard are effectively for lease transactions beginning on or after December 31, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO

(Registrant)

/s/ Ku-Taek Lee

Ku-Taek Lee
Chief Executive Officer
and Representative Director
Date: June 12, 2006

     Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
7.1	—	Computation of ratio of earnings to fixed charges
8.1	—	List of subsidiaries of POSCO
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously