Form 20-F
period 2006-12-31
POSCO
filed 2007-06-27
CIK 889132

As filed with the Securities and Exchange Commission on June 27, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number 1-13368

POSCO
(Exact name of Registrant as specified in its charter)

The Republic of Korea
(Jurisdiction of incorporation or organization)

Finance Division
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing	New York Stock Exchange, Inc.
one-fourth of one share of common stock	New York Stock Exchange, Inc.*
Common Stock, par value Won 5,000 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

77,592,942 shares of common stock, par value Won 5,000 per share

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

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	The Bank of New York.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.

“Dollars,” “$” or “US$‘	The currency of the United States of America.

“Government”	The government of the Republic of Korea.

“Yen” or “JPY”	The currency of Japan.

“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“We”	POSCO and its consolidated subsidiaries.

“Pohang Works”	Pohang Steel Works.

“Republic”	The Republic of Korea.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“Won” or “W”	The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1.A.	Directors and Senior Management

Not applicable

Item 1.B.	Advisers

Not applicable

Item 1.C.	Auditors

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

Item 3.A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2002		2003		2004		2005		2006		2006(11)
	(In billions of Won and millions of Dollars, except per share data)

Korean GAAP:
Sales(1)	W	14,355	W	17,789	W	23,973	W	26,302	W	25,842	US$	27,787
Cost of goods sold(2)		11,338		13,451		17,361		18,767		19,897		21,394
Selling and administrative expenses		967		1,075		1,293		1,451		1,556		1,674
Operating income		2,050		3,263		5,319		6,083		4,389		4,720
Interest expense		332		250		192		149		183		197
Foreign currency transaction and translation gains (losses), net		135		(105)		179		159		99		106
Donations(3)		50		103		170		153		155		166
Income tax expenses		398		730		1,502		1,474		922		991
Net income		1,089		1,996		3,814		4,022		3,314		3,564
Basic and diluted earnings per share of common stock(4)		13,295		24,496		47,185		50,790		42,115		45.28
Dividends per share of common stock		3,500		6,000		8,000		8,000		8,000		8.60
U.S. GAAP(5):
Operating income	W	2,021	W	3,235	W	5,299	W	5,671	W	4,259	US$	4,579
Net income		1,018		1,997		3,460		4,102		3,408		3,665
Basic and diluted earnings per share of common stock		12,430		24,508		42,806		51,789		43,304		46.56

BALANCE SHEET DATA

	For the Year Ended December 31,
	2002		2003		2004		2005		2006		2006(11)
	(In billions of Won and millions of Dollars, except per share data)

Korean GAAP:
Working capital(6)	W	1,695	W	3,450	W	5,493	W	5,759	W	7,155	US$	7,694
Property, plant and equipment, net(7)		10,325		9,846		10,440		12,272		14,643		15,745
Total assets(7)		19,077		20,769		24,129		27,507		31,149		33,494
Long-term debt(8)(9)(10)		3,194		2,952		2,051		1,131		2,726		2,931
Total shareholders’ Equity(7)		11,820		13,250		16,386		19,874		22,402		24,088
U.S. GAAP(5):
Property, plant and equipment, net	W	10,322	W	9,880	W	10,541	W	12,420	W	14,860	US$	15,978
Total assets		19,000		20,838		24,279		27,525		31,208		33,557
Total shareholders’ Equity		11,464		13,018		16,208		19,498		21,972		23,626

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	Includes donations to educational foundations supporting basic science and technology research. See “Item 5. Operating and Financial Review and Prospects — Item 5.C. Research and Development, Patents and Licenses, Etc.” and Note 24 of Notes to Consolidated Financial Statements.

(4)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(5)	A description of the material differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are discussed in detail in Note 32 of Notes to Consolidated Financial Statements.

(6)	“Working capital” means current assets minus current liabilities.

(7)	Reflects revaluations of assets permitted under Korean law.

(8)	Net of current portion and discount on debentures issued.

(9)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5A. Operating Results — Exchange Rate Fluctuations” and Note 22 of Notes to Consolidated Financial Statements.

(10)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 27 of Notes to Consolidated Financial Statements.

(11)	Translated into U.S. Dollars at the rate of Won 930.00 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 29, 2006. This translation should not be construed as a representation that the Korean Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

	At End	Average
Period	of Period	Rate(1)	High	Low
	(Per US$1.00)

2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	954.3	1002.9	913.7
2007 (through June 26)	926.1	934.8	949.1	922.3
January	941.0	936.8	942.2	925.4
February	942.3	936.9	942.3	932.5
March	941.1	942.9	949.1	937.2
April	931.0	930.7	937.0	926.1
May	927.4	927.6	934.0	922.3
June (through June 26)	926.1	928.3	932.3	926.1

Source: Federal Reserve Bank of New York.

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

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

We are incorporated in Korea, and most of our operations and assets are located in Korea. In addition, Korea is our most important market, accounting for 67.7% of our total sales volume of steel products in 2006. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automobile, electrical appliances and downstream steel processors, and the Korean economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a significant extent. However, the economic indicators in recent years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East including the war in Iraq, higher oil prices, and the general weakness of the global economy have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	financial problems relating to chaebols, or Korean conglomerates, and their suppliers;

•	failure or lack of progress in restructuring of chaebols and other large troubled companies or the financial sector, including credit card companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain chaebols;

•	a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	implementation of free trade agreements between Korea and other countries, including the United States;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

Our export sales accounted for 32.3% of our total sales volume of steel products in 2006. Our export sales volume to Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 63.8% of our total export sales volume for steel products in 2006, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automobile, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 50.8% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2006;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. In 2006, we imported approximately 42.6 million tons of iron ore and 19.7 million tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions or significant increases in market prices of essential raw materials, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

We expect global steel production capacity to continue to expand in the near future, and over-capacity in the global steel industry may return.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. The International Iron and Steel Institute estimated the global crude steel production capacity to increase from 1,129 million tons in 2005 to 1,221 million tons in 2006 and expects that the production capacity to continue to increase further in 2007, primarily as a result of additions of new capacity in China, India and other Asian countries. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in the past several years does not meet this growth in production capacity. Over-capacity will affect our ability to expand export sales and to increase steel production in general, as well as reduce export prices in Dollar terms of our principal products.

Consolidation in the global steel industry may increase competition.

In recent years, there has been a trend toward industry consolidation among our competitors. For example, consolidation of Mittal and Arcelor in 2006 has created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as Mittal-Arcelor and new market entrants, especially from China and India, could result in significant price competition, declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Expansion of our production operations abroad is important to our long-term success, and our limited experience in the operation of our business outside Korea increases the risk that our international expansion efforts will not be successful.

We conduct international trading and construction operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our production operations internationally by carefully seeking out promising investment opportunities, particularly in China, India and Vietnam, in part to prepare for the eventual maturation of the Korean steel market. We may enter into joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

Expansion of our trading, construction and production operations abroad requires management attention and resources. In addition, we face additional risks associated with our expansion outside Korea, including:

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

Several of our products have been and may become subject to anti-dumping or countervailing proceedings, which may have an adverse effect on our export sales.

In recent years, several of our products have been subject to anti-dumping or countervailing proceedings, including in the United States and China. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets may have a material adverse effect on our exports to these regions in the future. Exports to these regions accounted for 15.6% of our sales volume of steel products in 2006. See “Item 4. Information on the Company — Item 4B. Business Overview — Markets — Exports.”

Cyclical fluctuations based on macroeconomic factors may adversely affect the business and performance of our engineering and construction segment.

In order to complement our steel operations, we engage in engineering and construction activities through POSCO Engineering & Construction Co., Ltd., a 90.9%-owned subsidiary. The engineering and construction segment, which accounted for approximately 8.2% of our consolidated sales in 2006, is cyclical and also tends to fluctuate based on macroeconomic factors. Although we believe that our strategy of focusing on high-value-added plant construction and architectural works has enabled us to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of our domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. Our construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand and falling prices, which could adversely affect the business, financial condition and results of operations of our engineering and construction segment.

Fixed price construction contracts without price escalation provisions could result in losses for our engineering and construction segment in the event that unforeseen additional expenses arise with respect to the construction project.

Most domestic and international construction projects are carried out on a fixed price basis according to a predetermined timetable, pursuant to the terms of a fixed price contract. The pricing of fixed price contracts is crucial to the profitability of a contractor, as is the ability of the contractor to quantify risks to be borne by it and to provide for contingencies in the contract accordingly. If unforeseen additional expenses arise, for example due to increases in the cost of raw materials or supplies or because the property underlying a structure requires unforeseen remedial treatment in order for it to support the structure, such expenses are usually borne by the contractor, whose profit from the project will be correspondingly reduced or eliminated. If we experience significant unforeseen additional expenses with respect to our fixed price construction projects, we may incur losses on such projects, which could adversely affect the business, financial condition and results of operations of our engineering and construction segment.

The Korean housing construction market fluctuates based on the Government’s real estate policies.

The performance of the housing construction business of POSCO Engineering & Construction is affected by a variety of factors, many of which are beyond our control. In particular, the housing market in Korea is influenced by the Government’ s real estate policies. In recent years, the Government has introduced a variety of new measures to mitigate increases in housing prices in Korea, which include constraints on the amount of mortgage loans, imposition of higher real estate and capital gains taxes and disclosure of construction project costs. The Government has also discouraged redevelopment of apartment complexes in certain parts of Seoul. In part due to such policies, the real estate market for new housing in Korea has experienced a slowdown in recent months. Additional changes in the Government’ s real estate policies may further reduce demand for new housing in Korea, which would negatively affect the business, financial condition and results of operations of our engineering and construction segment.

Escalations in tension with North Korea could have an adverse effect on us and the market value of our securities.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide emergency energy assistance to North Korea in the initial phase of 50,000 tons of heavy fuel oil.

There can be no assurance that the February 2007 accord will be implemented as agreed or the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations.

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

The Company

We are the largest and the only fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production in 2006. We produced approximately 31.2 million tons of crude steel in 2006, a substantial portion of which was produced at Pohang Works and Gwangyang Works. Currently, Pohang Works has 13.3 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works has an annual crude steel production capacity of 16.7 million tons. We manufacture and sell a broad line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

We sell primarily to the Korean market, with domestic sales accounting for 67.7% of our total sales volume of steel products in 2006. We believe that we had an overall market share of approximately 42.3% of the total sales volume of steel products sold in Korea in 2006.

Our exports in 2005 and 2006 accounted for 26.5% and 32.3% of our total sales volume of steel products, respectively. Our major export market is Asia, with China accounting for 25.1%, Japan 19.4% and the rest of Asia 18.8% of our total steel export sales volume in 2006.

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

Continue to Seek Investment Opportunities Abroad and Establish Global Production Base

We carefully seek out promising investment opportunities abroad, primarily in China, India and Vietnam, in part to prepare for the eventual maturation of the Korean steel market. We believe that China, India and Vietnam will continue to offer substantial growth opportunities, and we plan to selectively seek additional investment opportunities and expand our production base in these countries. In November 2003, we launched POSCO China Holding Corporation, a holding company for our investments in China. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of an iron ore mine in Orissa state. We estimate the aggregate costs of the initial round of construction and mine development to be approximately $3.7 billion and additional costs of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of slab and hot rolled products. We also obtained an approval from the Government of Vietnam in November 2006 to construct steel mills with annual production capacities of 1.2 million tons of cold rolled products and 3.0 million tons of hot rolled products, pursuant to which we plan to invest $196 million and finance the remainder to start construction of a $491 million cold rolling mill in November 2007 with target completion in December 2009. We also entered into a memorandum of understanding with Vina-shin Group in May 2007 to jointly study feasibility of construction and operation of an integrated steel mill in Vietnam. We will continue to seek investment opportunities abroad.

Develop Leading Technology to Increase Sales of Higher Margin, Higher Value-Added Products and Enhance Quality of Our Products

We plan to continue to invest in developing leading technology necessary to produce higher margin, higher value-added products and enhance the overall quality of our products. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs. We completed the construction of our first FINEX plant with an annual production capacity of 1.5 million tons in May 2007. We are also incorporating a new technology called strip casting, which eliminates most of the existing slab casting and hot rolling process and transforms molten steel directly into steel sheets with 1.6 mm to 3.0 mm in thickness. We completed construction of a testing plant with an annual production capacity of 600 thousand tons that utilizes strip casting technology, which we expect to start operating late this year.

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

Enhance Efficiency of Operations and Cost-Effectiveness through Company-Wide Process Innovation

We continue to refine our Six Sigma programs as part of our company-wide process for innovation and enhancing efficiency of operations. We reoriented our business transaction processes, including purchase of raw materials and sale of goods, to focus on our customers and established a computerized resource management system. The company-wide inventory and product classification and data standardization system have substantially cut operational inefficiencies and enhanced our cost-effectiveness. In addition, by sharing inventory and cost information in real time, we have shortened the period required to prepare monthly financial accounting data. In recent years, we have also implemented aggressive cost savings programs, including implementation of the Mega Y project to reduce raw material costs and steel production costs related to sintering and coking processes. In addition to improving the efficiency of our production, we also strive to create an innovative corporate culture. Under the slogan of “improve and practice everyday,” the POSCO Six Sigma Model extends to business process management which enables us to monitor and control our performance. We will continue to seek new opportunities to implement our company-wide process innovation and increase our efficiency and cost-effectiveness.

Continue to Expand Our Export Customer Base

Although supplying the Korean domestic market is our priority, we intend to continue to supply a significant amount of our products to customers in overseas markets. Our export and overseas sales volume represented 32.3% of our total sales volume of steel products in 2006, with 63.8% of our export and overseas sales volume of steel products to customers in nearby Asian markets in 2006. We intend to further strengthen our global market position by cultivating relationships with our existing overseas customers and assertively seeking out prospective new customers in the emerging markets for high value steel products. Our export sales provide a foreign currency hedge by generating foreign currency that can be used to service our foreign currency debt and to purchase key raw materials, most of which we source from overseas. Maintaining strong relationships with major export customers also provides us with the flexibility to reallocate sales to foreign markets in periods when domestic demand is weak.

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

Selectively Seek Opportunities in Growth Industries

Our first priority is to maximize revenues and profits from our steel operations. We also selectively seek opportunities in growth industries, in part to prepare for the eventual maturation of the Korean steel market. When determining our diversification projects, we consider attractiveness of the industry and its future growth potential, as well as our capabilities to become competitive in such an industry. New businesses related to our steel operations include liquefied natural gas production, logistics and magnesium coil and sheet production. New businesses not related to our steel operations in which we intend to focus our efforts for diversification include power generation, advanced materials and alternative energy development. For example, we purchased a 50.0% interest in POSCO Power Corporation for Won 291 billion in July 2005 and the remaining 50.0% interest for Won 306 billion in March 2006. POSCO Power Corporation is the largest private power generation company in Korea that operates power plants with total power generation capacity of 1,800 megawatts. In order to meet the increasing demand for clean and renewable sources of energy, POSCO Power Corporation signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in molten carbonate fuel cell technology, pursuant to which POSCO Power Corporation will explore opportunities to expand into the stationary fuel cell market.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	Year Ended December 31,
	2002		2003		2004		2005		2006
	Billions of		Billions of		Billions of		Billions of		Billions of
Steel Products	Won	%	Won	%	Won	%	Won	%	Won	%

Hot rolled products	3,416	25.4	4,185	26.1	5,449	25.1	5,877	25.0	4,650	20.8
Plates	1,237	9.2	1,320	8.2	1,987	9.1	2,253	9.6	2,380	10.7
Wire rods	1,178	8.7	1,064	6.6	1,351	6.2	1,528	6.5	1,243	5.6
Cold rolled products	4,310	32.0	5,208	32.4	6,564	30.2	7,527	32.0	6,765	30.3
Silicon steel sheets	347	2.6	431	2.7	531	2.4	688	2.9	681	3.0
Stainless steel products	2,278	16.9	3,172	19.7	4,920	22.6	4,543	19.3	5,751	25.8
Others	700	5.2	687	4.3	952	4.4	1,132	4.7	859	3.8

Total	13,465	100.0	16,067	100.0	21,753	100.0	23,547	100.0	22,329	100.0

	Year Ended December 31,
	2002		2003		2004		2005		2006
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	11,461	37.8	11,514	37.6	10,966	34.5	10,330	33.2	9,604	31.0
Plates	3,060	10.1	3,047	9.9	3,385	10.6	3,193	10.3	3,615	11.7
Wire rods	2,808	9.3	2,777	9.1	2,503	7.9	2,366	7.6	2,153	6.9
Cold rolled products	9,503	31.3	9,770	31.9	10,242	32.2	10,468	33.6	10,864	35.1
Silicon steel sheets	589	1.9	671	2.2	705	2.2	737	2.4	686	2.2
Stainless steel products	1,394	4.6	1,778	5.8	2,069	6.5	1,919	6.2	2,260	7.3
Others	1,518	5.0	1,100	3.5	1,926	6.1	2,100	6.7	1,802	5.8

Total	30,333	100.0	30,657	100.0	31,796	100.0	31,115	100.0	30,984	100.0

The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 1.2 million tons in 2002, 1.4 million tons in 2003, 1.0 million tons in 2004, 1.0 million tons in 2005 and 0.8 million tons in 2006, accounting for Won 511 billion in 2002, Won 679 billion in 2003, Won 699 billion in 2004, Won 807 billion in 2005 and Won 470 billion in 2006, respectively.

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

Our deliveries of hot rolled products amounted to 9.6 million tons in 2006, representing 31.0% of our total sales volume of steel products. The Korean market accounted for 7.1 million tons or 74.2% of our hot rolled product sales in 2006, representing a domestic market share of approximately 51.3%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute one of our two largest product categories in terms of sales volume. In 2006, our sales volume of hot rolled products decreased by 7.0% compared to 2005 primarily due to a decrease in demand from the construction industry and an increase in the quantity set aside for use in the production of cold rolled products.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates amounted to 3.6 million tons in 2006, representing 11.7% of our total sales volume of steel products. The Korean market accounted for 3.4 million tons or 93.7% of our plate sales in 2006, representing a domestic market share of approximately 37.2%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2006, our sales volume of plates increased by 13.2% compared to 2005 primarily due to an increase in demand from the shipbuilding and industrial machinery industries.

Wire Rods

Wire rods are used mainly by manufacturers of wire, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automobile industry.

Our deliveries of wire rods amounted to 2.2 million tons in 2006, representing 6.9% of our total sales volume of steel products. The Korean market accounted for 1.7 million tons or 76.9% of our wire rod sales in 2006, representing a domestic market share of approximately 52.7%. The largest customers for our wire rods are manufacturers of wire and nails.

In 2006, our sales volume of wire rods decreased by 9.0% compared to 2005 primarily due to a decrease in demand from the construction industry, which more than offset an increase in demand from the automobile industry.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automobile industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products amounted to 10.9 million tons in 2006, representing 35.1% of our total sales volume of steel products. The Korean market accounted for 6.1 million tons or 56.1% of our cold rolled product sales in 2006, representing a domestic market share of approximately 52.3%.

Cold rolled products constitute one of our two largest product categories in terms of sales volume and revenue. Sales of cold rolled products in recent years have experienced growth due to the launching of a sixth continuous galvanizing line at Gwangyang Works and an increase in demand from the automobile industry. In 2006, our sales volume of cold rolled products increased by 3.8% compared to our sales volume in 2005.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets amounted to 686 thousand tons in 2006, representing 2.2% of our total sales volume of steel products. The Korean market accounted for 318 thousand tons or 46.3% of our silicon steel sheet sales in 2006, representing a domestic market share of approximately 85.0%.

In 2006, despite an increase in demand from manufacturers of power transformers and generators, our sales volume of silicon steel sheets decreased by 6.9% compared to 2005 due to a temporary suspension of a production plant for revamping from April to June in 2006.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automobile industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products amounted to 2.3 million tons in 2006, representing 7.3% of our total sales volume of steel products. The Korean market accounted for 1.0 million tons or 44.9% of our stainless steel product sales in 2006, representing a domestic market share of approximately 53.9%.

Stainless steel products constitute our second largest product category in terms of revenue. Although sales of stainless steel products accounted for only 7.3% of our total sales volume in 2006, they represented 25.8% of our total revenues from sales of steel products in 2006. Our sales volume of stainless steel products increased by 17.8% in 2006 compared to 2005 due to an increase in demand from the stainless steel products industry and stabilization of production from China.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 67.7% of our total sales volume of steel products in 2006. Exports and overseas sales represented 32.3% of our total sales volume of steel products in 2006. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent, to expand our international market presence and to earn foreign exchange.

Domestic Market

The total Korean market for steel products amounted to 49.6 million tons in 2006. We sold a total of 21.0 million tons of steel products in Korea in 2006, maintaining an overall domestic market share of 42.3% for such period.

The table below sets out sales of steel products in Korea for the periods indicated.

	Year Ended December 31,
	2002		2003		2004		2005		2006
	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’s sales	21,090	48.2	21,121	46.6	23,599	50.0	22,880	48.5	20,991	42.3
Other Korean steel companies’ sales	17,732	40.6	17,838	39.3	15,969	33.9	15,957	33.9	18,052	36.4
Imports(1)	4,898	11.2	6,411	14.1	7,595	16.1	8,287	17.6	10,591	21.3

Total domestic sales(1)	43,720	100.0	45,370	100.0	47,163	100.0	47,124	100.0	49,634	100.0

(1)	Source: 2006 Official Statistics, Korea Iron & Steel Association.

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

In 2006, total domestic sales increased by 5.3%, primarily due to an increase in demand from the shipbuilding and automobile industries, which more than offset a decrease in demand from the construction industry. Imports from foreign competitors, primarily from Japan, China, and Russia, showed strong growth as import sales volume increased by 27.8% in 2006 to 10.6 million tons. Growth in domestic sales volume of other Korean steel companies increased by 13.1% in 2006 while our domestic sales volume decreased by 8.3% in 2006 to 21.0 million tons. Accordingly, our market share decreased to 42.3% in 2006 from 48.5% in 2005.

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

Exports

Our exports and overseas sales volume represented 32.3% of our total sales volume of steel products in 2006, 63.8% of which was generated in exports and sales to Asian countries. Our exports in terms of sales volume increased by 21.4% to 10.0 million tons in 2006. The tables below set out our exports and sales of steel products in terms of sales volume by geographical market and by product for the periods indicated.

	Year Ended December 31,
	2002		2003		2004		2005		2006
	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	2,828	30.6	3,510	36.8	3,138	38.3	2,640	32.1	2,524	25.3
Japan	1,780	19.3	1,719	18.0	1,661	20.3	1,843	22.4	1,959	19.6
Asia (other than China and Japan)	2,414	26.1	2,259	23.7	1,502	18.3	1,636	19.9	1,895	19.0
North America	978	10.6	715	7.5	737	9.0	761	9.2	963	9.6
Europe	294	3.2	236	2.5	116	1.4	34	0.4	318	3.2
Others	949	10.3	1,096	11.5	1,043	12.7	1,320	16.0	2,335	23.3

Total	9,243	100.0	9,535	100.0	8,198	100.0	8,234	100.0	9,994	100.00

	Year Ended December 31,
	2002		2003		2004		2005		2006
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	2,224	24.1	2,464	25.8	2,049	25.0	1,960	23.8	2,477	24.8
Plates	300	3.2	363	3.8	295	3.6	229	2.8	228	2.3
Wire rods	679	7.3	598	6.3	252	3.1	333	4.1	498	5.0
Cold rolled products	4,694	50.8	4,649	48.8	4,139	50.5	4,142	50.3	4,774	47.8
Silicon steel sheets	161	1.7	223	2.3	245	3.0	262	3.2	369	3.7
Stainless steel products	706	7.6	795	8.3	1,019	12.4	1,032	12.5	1,245	12.4
Others	478	5.2	443	4.7	199	2.4	276	3.3	403	4.0

Total	9,243	100.0	9,535	100.0	8,198	100.0	8,234	100.0	9,994	100.0

The table below sets out our total sales, including non-steel sales, by geographic region for the periods indicated.

	Year Ended December 31,
Region	2004		2005		2006
	(In billions)

Korea	W	16,738	W	18,566	W	17,250
China		3,316		3,118		3,070
Asia (other than China and Japan)		1,257		1,502		1,486
Japan		1,164		1,372		1,312
North America		529		550		610
Other		969		1,194		2,114

Total		23,973		26,302		25,842

The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

The table below sets out the world’s apparent crude steel use for the periods indicated.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Apparent Crude Steel Use (million metric tons)	917	984	1,091	1,113	1,178
Percentage of annual increase (decrease)	6.3%	7.3%	10.9%	2.0%	5.8%

Source: International Iron and Steel Institute.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. The International Iron and Steel Institute estimated the global crude steel production capacity to increase from 1,129 million tons in 2005 to 1,221 million tons in 2006 and expects the production capacity to increase further in 2007, primarily as a result of additions of new capacity in China, India and other Asian countries. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in recent years does not meet this growth in production capacity.

We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries. Our largest export market in 2006 was China, which accounted for 25.3% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China amounted to 3.1 million tons in 2004, 2.6 million tons in 2005 and 2.5 million tons in 2006. Exports to China decreased by 10.6% in 2004 and 15.9% in 2005 primarily due to our decision to focus on meeting increased domestic demand. Our exports to China further decreased in 2006 by 4.4% primarily due to an adjustment of our sales volume from China to other countries with more favorable market price conditions. Our exports to Japan recovered from 1.7 million tons in 2004 to 1.8 million tons in 2005 and 2.0 million tons in 2006 primarily due to a general increase in the Japanese market price for our products. Sales volume to Asian countries other than China and Japan increased from 1.5 million tons in 2004 to 1.6 million tons in 2005 and increased further to 1.9 million tons primarily due to an adjustment of our sales volume from China to other Asian countries with more favorable market price conditions.

In 2004 and 2005, our exports to the United States and Europe remained at relatively low levels primarily due to our decision to export to Asian countries other than Japan that have higher profit margins. However, our sales volume to the United States and Europe increased from 0.8 million tons in 2005 to 1.3 million tons in 2006, primarily due to favorable market price conditions in these regions during the first half of 2006.

A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products for sale in the United States. Our sales to UPI were 639 thousand tons in 2004, 572 thousand tons in 2005 and 730 thousand tons in 2006, accounting for approximately 87% of our sales to North America in 2004, 75% in 2005 and 76% in 2006.

In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty of 0.07% and an anti-dumping duty of 0.35%, our sales of stainless steel plates are subject to an anti-dumping duty of 1.19% and our sales of stainless steel sheets are subject to an anti-dumping duty of 0.92%.

In China, we are subject to an anti-dumping duty of 11.0% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such anti-dumping duty.

Our products that have been subject to anti-dumping or countervailing proceedings in the aggregate have not accounted for a material portion of our total sales in recent years. Consequently, the anti-dumping or countervailing duties imposed on our products have not had a material adverse effect on our total sales. However, there can be no assurance that further increases in or new imposition of dumping duties, countervailing duties, quotas or tariffs on our sales in the United States, China or elsewhere may not have a material adverse effect on our exports to these or other regions in the future.

Pricing Policy

We determine the sales price of our products based on market conditions. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market.

Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of the similar products charged by our competitors. Export prices in Dollar terms increased in 2004 and the first half of 2005, primarily as a result of general recovery of the global economy and continued increase in steel consumption in China, as well as increases in transportation cost and price of raw materials. However, our export prices in Dollar terms decreased in the second half of 2005 due to excessive supply of steel products from China. Our export prices in Dollar terms rebounded in the first half of 2006 due to the recovery of the global steel markets resulting primarily from an increase in demand from the United States and Europe starting in the second quarter, but decreased in the second half of 2006 as such demand slowed. Our export prices in Dollar terms have rebounded and stabilized in the first half of 2007 as demand from Japan remained strong and various steel producers in China, the United States and Europe increased their sales prices.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2006, we imported approximately 42.6 million tons of iron ore and 19.7 million tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia.

In 2006, we purchased most of our iron ore and coal imports pursuant to long-term contracts. We purchased approximately 15.4% of our iron ore and coal imports in 2006 from foreign mines in which we have made an investment. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts require us to purchase certain fixed amounts of relevant raw materials each year, and we typically have an option to increase or decrease such fixed amounts up to 5% or 10% each year. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

The prices of coal and iron ore increased substantially in recent years. The average price of coal per ton (including all associated costs such as customs duties and transportation costs) increased from $72.00 in 2004 to

$114.40 in 2005 and stabilized at $111.30 in 2006. The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) increased from $32.00 in 2004 to $44.60 in 2005 and increased further to $55.10 in 2006. We currently do not depend on any single country or supplier for our coal or iron ore.

In April 2002, we entered into an agreement with BHP Billiton, Itochu Corporation and Mitsui Corporation and invested A$16.3 million to establish the largest iron ore development project in Australia. We have a 20% interest in the project, while BHP Billiton, Itochu and Mitsui have 65%, 8% and 7% interests, respectively. We are obligated under the agreement to purchase 3.0 million tons of iron ore each year, representing approximately 8% of our total annual iron ore procurement amount, for twenty-five years starting in 2003. The purchase price is determined based on the global market price at the time of purchase. We purchased 2.4 million tons of iron ore from this development project in 2004, 3.2 million tons in 2005 and 2.9 million tons in 2006.

Since 2004, we have made the following investments in Australia: (i) A$51 million to acquire a 20% interest in a coal mine project in Foxleigh, Australia, securing 1.5 million tons of coal per year, (ii) A$10 million to acquire a 3.6% interest in a coal mine in Glennies Creek, NSW, Australia, securing 0.5 million tons of coal per year, (iii) A$12.5 million to acquire a 5% interest in a coal mine in Carborough Downs, Queensland, Australia, securing 50 thousand tons of coal per year, (iv) A$18 million to acquire 40 million shares of Murchison Metals Ltd. to develop iron ore mines in the western region of Australia, and (v) A$30 million to acquire a 10% interest in a coal mine in Newpac, NSW, Australia, to secure 0.5 million tons of coal per year. In addition, we invested approximately $25 million to acquire a 2.5% stake in a coal mine project in Elkview, Canada, securing an additional 0.5 million tons of coal per year. We continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet our requirements for high quality raw materials.

Stainless Steel Production

The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia, Russia and Japan, as well as Korea. A substantial portion of requirements for ferrochrome are purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average nickel price per ton increased from $13,852 in 2004 to $15,230 in 2005, and further to $21,654 in 2006.

In April 2005, we executed a joint venture agreement with Société Minière du Sud Pacifique, a New Caledonian nickel mining company, to procure nickel ore deposits in New Caledonia and operate a ferro-nickel production plant in Korea with annual production capacity of approximately 30,000 metric tons of nickel. Pursuant to the joint venture agreement, two joint venture companies were established in Korea and New Caledonia in May 2006 and June 2006, respectively. We have ownership interest of 49% in each joint venture company and our aggregate investment amount in the joint venture companies is $352 million. The joint venture company in New Caledonia will own the nickel mines and assets relating to nickel mining operations. We plan to purchase all of the ferro-nickel produced by the joint venture company in Korea using the nickel ore supplied from the joint venture company in New Caledonia starting in 2009 and use it for our stainless steel production.

Transportation

Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These dedicated bulk carriers transported approximately 75% of our coal and iron ore in 2006, with the remaining 25% transported by other vessels through chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 18% and 9% of the total cost of such materials in 2006.

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

Competition

Domestic Market

We are currently the only fully integrated steel producer in Korea. As we had an overall market share of 42.3% of the total sales volume of steel products sold in Korea in 2006, we generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 51.3% in 2006, we face competition from a Korean operator of mini-mills, which produces lower quality products, and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 52.3% and 53.9% in 2006, respectively, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan.

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitor in Korea is Hyundai Steel, an electric-furnace steel producer with annual crude steel production of 9.3 million tons in 2006.

The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In recent years, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Mittal Steel’s takeover of Arcelor in 2006 created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as Mittal-Arcelor, and new market entrants, especially from China and India, could result in a significant increase in competition. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Various export markets currently impose tariffs on different types of steel products. However, we do not believe that tariffs significantly affect our ability to compete in these markets.

Joint Venture and Other Investments

In September 1996, we entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have a 82.5% interest in the joint venture (including 23.9% interest of POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of 600 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 458 thousand tons of stainless steel products in 2006.

We established POSCO Specialty Steel Co., Ltd. as a wholly-owned subsidiary in Korea in February 1997. POSCO Specialty Steel produces high-quality steel for automobiles, machinery, nuclear power plants, ship-building, aeronautics and electronics industries. The plants operated by POSCO Specialty Steel have an aggregate annual production capacity of 835 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 831 thousand tons of such products in 2006.

We currently hold an 80.0% interest in Qingdao Pohang Stainless Steel Co., Ltd. (including 10.0% interest of POSCO China Holding Corporation), a joint venture set up to manufacture and sell stainless cold rolled steel products in China. Construction of the plant operated by Qingdao Pohang Steel began in August 2003 and became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 171 thousand tons of such products in 2006.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.8 million tons. The cold rolling mill became operational in March 2006 and produced 506 thousand tons of such products in 2006. We currently hold a 10.0% interest in this joint venture.

In November 2003, we launched POSCO China Holding Corporation, a wholly-owned holding company for our investments in China. POSCO China Holding Corporation also provides support to our Chinese investment projects and affiliated companies with their marketing efforts in China and solidify their business relationships with clients and suppliers.

In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of an iron ore mine in Orissa state. We estimate the aggregate costs of the initial round of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of slab and hot rolled products. We are currently obtaining the necessary regulatory approvals for the construction of the mill and the development of an iron ore mine.

We also obtained an approval from the Government of Vietnam in November 2006 to construct steel mills with annual production capacities of 1.2 million tons of cold rolled products and 3.0 million tons of hot rolled products, pursuant to which we plan to invest $196 million and finance the remainder to start construction of a $491 million cold rolling mill in November 2007 with target completion in December 2009. We also entered into a memorandum of understanding with Vina-shin Group in May 2007 to jointly study feasibility of construction and operation of an integrated steel mill in Vietnam.

In Mexico, we are planning to build an automotive steel sheet plant to supply automobile manufacturers in Mexico and Southwestern United States. We plan to invest $84 million and finance the remainder to start construction of a $210 million automotive steel sheet plant with an annual capacity of 0.4 million tons in September 2007 with target completion in June 2009.

Subsidiaries

In order to complement our steel operations, we also engage in engineering and construction activities through POSCO Engineering & Construction Co., Ltd., a 90.9%-owned subsidiary, and steel products trading activities through POSCO Steel Service & Sales Co., Ltd., a 95.3%-owned subsidiary.

POSCO Engineering & Construction

Our engineering and construction activities include the planning, designing and construction of: (1) plant construction, which involves the construction and enhancement of iron and steel works, power generation facilities, sewage treatment plants and other industrial facilities; (2) civil engineering, which involves the construction of roads and bridges, reservoirs and transportation facilities, land reclamation and other infrastructure projects; (3) architectural works, involving the construction of office and commercial buildings and educational and cultural facilities, as well as urban planning and redevelopment; (4) housing, which involves the construction or reconstruction of apartment buildings; and (5) overseas business, which includes a broad range of construction projects for both public and private sector clients outside Korea, primarily in Asia and the Middle East.

Major construction projects that we have been involved in recent years include steel plant construction projects in India and the Middle East and a power plant construction project in Chile, as well as urban planning and development for An Khanh new city project in Vietnam. In addition, we are involved in various construction projects for the Incheon Songdo international city development project.

POSCO Steel Service & Sales Co., Ltd.

Our trading activities consist of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Our trading activities are coordinated through a global trading network comprised of overseas subsidiaries, branches and representative offices. Such subsidiaries and offices support our trading activities by locating suitable local suppliers and purchasers on behalf of customers, identifying business opportunities and providing information regarding local market conditions.

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

New businesses related to our steel operations include liquefied natural gas production, logistics and magnesium coil and sheet production. We completed the construction of a liquefied natural gas terminal in July 2005. In January 2003, we also entered into a joint venture with Mitsui Corporation of Japan for a 51.0% interest in POSCO Terminal Co., Ltd. which provides logistics services related to storage and transportation of raw materials used in steel production and other industries. Facilities operated by POSCO Terminal Co., Ltd. currently have an annual handling capacity of 6.3 million tons and enable us to transport raw materials on behalf of third parties, including electric power companies, cement companies and overseas steel manufacturers. In February 2004, we launched a research and development program with Research Institute of Science and Technology on magnesium sheet production using the strip casting and coil rolling technologies. We expect to complete our first magnesium coil and sheet plant with annual capacity of 3,000 tons in July 2007.

New businesses not related to our steel operations in which we intend to focus our efforts for diversification include power generation, development of alternative energy and advanced materials, information and technology related consulting services and Wireless broadband Internet access service, or WiBro. We purchased a 50.0% interest in POSCO Power Corporation for Won 291 billion in July 2005 and purchased the remaining 50% interest for Won 306 billion in March 2006. POSCO Power Corporation is the largest private power generation company in Korea that operates power plants with total power generation capacity of 1,800 megawatts. In order to meet the increasing demand for clean and renewable sources of energy, POSCO Power Corporation signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in molten carbonate fuel cell technology, pursuant to which POSCO Power Corporation will explore opportunities to expand into the stationary fuel cell market. As for production of advanced materials, we plan to utilize our proprietary steel rolling and strip casting technologies and to develop additional technologies and manufacturing capabilities. Through POSDATA, a 61.9%-owned subsidiary, we also engage in information and technology consulting and system network integration and outsourcing services, as well as WiBro service under the “FLYVO” brand name. POSDATA also manufactures electronic toll collection terminals, Internet protocol phones and digital video recorders.

Insurance

As of December 31, 2006, our property, plant and equipment are insured against fire and other casualty losses up to Won 9,729 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.

Item 4.C.	Organizational Structure

The following table sets out their jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

	Jurisdiction of	Percentage of
Name	Incorporation	Ownership

POSCO Engineering & Construction Co., Ltd.	Korea	90.9%
POSCO Power Corporation	Korea	100.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5%
POSCO Specialty Steel Co., Ltd.	Korea	100.0%
POSCO Steel Service & Sale Co., Ltd.	Korea	95.3%
POSDATA Co., Ltd.	Korea	61.9%

Item 4.D.	Property, Plants and Equipment

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

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 40 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 250,000 tons for unloading raw materials, storage areas for up to 45 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works is equipped with an up-to-date computerized production-management system allowing constant monitoring and control of the production process.

The following table sets out Pohang Work’s capacity utilization rates for the periods indicated.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Crude steel and stainless steel production capacity (million tons per year)	12.20	12.67	13.30	13.30	13.30
Actual crude steel and stainless steel output (million tons)	12.16	12.67	13.45	13.36	12.60
Capacity utilization rate(%)(1)	99.7	100.0	101.1	100.4	94.7

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

Construction of Gwangyang Works began in 1985 on a site of 13.5 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. Production capacity is currently 16.7 million tons per year. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

Gwangyang Works is comprised of 43 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 40 days’ supply of raw materials and separate docking facilities.

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

	Year Ended December 31,
	2002	2003	2004	2005	2006

Crude steel and stainless steel production capacity (million tons per year)	15.80	16.23	16.70	16.70	16.70
Actual crude steel and stainless steel output (million tons)	15.90	16.23	16.76	17.19	17.45
Capacity utilization rate(%)(1)	100.6	100.0	100.4	102.9	104.5

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

The Environment

We believe we are in compliance with applicable environmental laws and regulations in all material respects. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. We recently invested in comprehensive flue gas treatment facilities at some of sinter plants, dust collector at steelmaking plants and coke wastewater treatment facilities. In addition, we recycle most of by-products from the steelmaking process. We also have been developing environmentally friendly products such as chrome-free steel sheets in an effort to compete with products from the European Union, the United States and Japan and meet strengthened environmental regulations. Anticipating the trend toward increasing regulation of chrome in various steel products, we have introduced chrome-free steel products meeting international environment standards in 2006 that are used to manufacture automobile oil tanks.

We plan to continue to invest in developing more environmentally friendly steel manufacturing processes. We commenced research and development for a new steel manufacturing technology called FINEX in 1992 jointly with the Research Institute of Industrial Science and Technology and VOEST Alpine, an Australian company, and we completed the construction of our first FINEX plant with an annual production capacity of 1.5 million tons in May 2007. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages by eliminating major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs.

POSCO spent Won 145.5 billion in 2004, Won 127.0 billion in 2005 and 194.0 billion in 2006 on anti-pollution facilities.

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

Our sales volume decreased by 2.1% in 2005 and further decreased by 0.4% in 2006. While our crude steel output increased from 31.1 million tons in 2004 to 31.4 million tons in 2005, sales volume decreased from 31.8 million tons in 2004 to 31.1 million tons in 2005 due to an increase in our inventory in the second half of 2005 resulting from adverse Chinese market conditions. In 2006, our crude steel output decreased to 31.2 million tons and sales volume decreased to 31.0 million tons due to a temporary suspension of the second blast furnace and the second hot rolled mill at Pohang Works for revamping from March to May 2006. For a discussion of our sales volume and revenues by major products and markets from 2002 to 2006, see “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products” and “— Markets.”

Unit sales price in Won for all of our principal product lines increased in 2005 despite an appreciation of the Korean Won against the Dollar. The weighted average unit prices for our products increased by 10.6% in 2005 compared to 2004. Unit sales price of plates, which accounted for 10.3% of total sales volume, increased by 20.2%

in 2005. Unit sales price of wire rods, which accounted for 7.6% of total sales volume, increased by 19.7% in 2005. Unit sales price of hot rolled products, which accounted for 33.2% of total sales volume, increased by 14.5% in 2005.

In 2006, unit sales price in Won for all of our principal product lines other than silicon steel sheets and stainless steel products decreased, and the weighted average unit prices for our products decreased by 4.8%, partially due to appreciation of the Korean Won against the Dollar in 2006 that contributed to a decrease in our export prices in Won terms. The average exchange rate of the Korean Won against the Dollar appreciated from Won 1,023.2 per Dollar in 2005 to Won 954.3 per Dollar in 2006. Unit sales price of hot rolled products, which accounted for 31.0% of total sales volume, decreased by 14.9% in 2006. Unit sales price of cold rolled products, which accounted for 35.1% of total sales volume, decreased by 13.4% in 2006. Unit sales price of wire rods, which accounted for 6.9% of total sales volume, decreased by 10.6%. Unit sales price of plates, which accounted for 11.7% of total sales volume, decreased by 6.7% in 2006. These decreases were partially offset by a 7.5% increase in unit sales price of stainless steel products, which accounted for 7.3% of total sales volume in 2006 and also by a 6.2% increase in unit sales price of silicon steel sheets, which accounted for 2.2% of total sales volume in 2006.

Export prices in Dollar terms increased in 2004 and the first half of 2005 primarily as a result of general recovery of the global economy and continued increase in steel consumption in China, as well as increases in transportation cost and price of raw materials. However, our export prices in Dollar terms decreased in the second half of 2005 due to excessive supply of steel products from China. Our export prices in Dollar terms rebounded in the first half of 2006 due to the recovery of the global steel markets resulting primarily from an increase in demand from the United States and Europe starting in the second quarter, but decreased in the second half of 2006 as such demand slowed during this period. Our export prices in Dollar terms have rebounded and stabilized in the first half of 2007 as demand from Japan remained strong and various steel producers in China, the United States and Europe increased their sales prices. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	Year Ended December 31,
Product	2004		2005		2006
	(In thousands of Won per ton)

Hot rolled products	W	496.9	W	568.9	W	484.2
Plates		586.8		705.4		658.4
Wire rods		539.6		645.9		577.2
Cold rolled products		640.8		719.0		622.7
Silicon steel sheets		753.0		934.0		991.8
Stainless steel products		2,378.4		2,366.9		2,544.3
Others		494.4		538.6		476.6

Average(1)	W	684.1	W	756.8	W	720.6

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases.

The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
	(Percentage of net sales)

Cost of goods sold	72.4%	71.4%	77.0%
Selling and administrative expenses(1)	5.4	5.5	6.0
Total operating expenses	77.8	76.9	83.0
Gross margin	27.6	28.6	23.0
Operating margin	22.2	23.1	17.0

(1)	See Note 23 of Notes to Consolidated Financial Statements.

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

The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	2004	2005	2006

Crude steel and stainless steel production capacity(1) (million tons per year)(1)(2)	30.9	30.9	31.2
Actual crude steel and stainless steel output (million tons)(2)	31.1	31.4	31.2
Capacity utilization rate(%)(2)	100.6	101.6	99.9
Steel product sales (million tons)(2)	31.80	31.12	30.98
Man-hours per ton of crude steel produced(3)	1.12	1.16	1.13

(1)	Includes production capacity of POSCO Specialty Steel Co., Ltd. and Zhangjiagang Pohang Stainless Steel Co., Ltd.

(2)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 1.2 million tons in 2002, 1.4 million tons in 2003, 1.0 million tons in 2004, 1.0 million tons in 2005 and 0.8 million tons in 2006.

(3)	Does not include in the calculation employees of our subsidiaries or subcontractors.

Exchange Rate Fluctuations

Exchange rate fluctuations also have affected our results of operations and liquidity in recent years. Foreign exchange translation gains and losses arise as a result of fluctuations in the rates of exchange of Won to the foreign currencies in which some of our assets and liabilities are denominated (primarily Dollars and Yen). Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 50.8% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2006;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won, on the other hand, (i) causes our export products to be less competitive by raising our prices in Dollar terms and (ii) reduces net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has a positive impact on our results of operations. In terms of the average noon buying rate, the Won appreciated against the Dollar from Won 1,035.1 to US$1 as of December 31, 2004 to Won 930.0 to US$1 as of December 29, 2006. See “Item 3. Key Information — Exchange Rate Information.”

We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. From time to time we also enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to reduce the fluctuation risk of future cash flows. As of December 31, 2006, we had entered into one option contract and seven currency forward contracts. The net valuation gain of the above contracts was approximately Won 1.0 billion and the net transaction loss was Won 24.9 billion in 2006. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Impairment Loss on the No. 2 Mini-mill at Gwangyang Works

We started the construction of the no. 2 mini-mill at Gwangyang Works in 1997. Our board of directors decided in May 1998 to temporarily suspend the construction of the mini-mill due to the unstable economic condition in Korea and the Asia Pacific Region. Due to the continuing unstable economic condition and related decrease in the selling price of products, which in turn resulted in the deterioration in profitability, the management’s operations committee decided in April 2002 to cease the construction of the No. 2 mini-mill. We recognized impairment losses on the construction-in-progress in Gwangyang No. 2 mini-mill amounting to Won 469.6 billion in 2003 and 2004 and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. We entered into a contract with Al-Tuwairqi Trading and Contracting Establishment of Saudi Arabia in June 2006 to sell the no. 2 mini-mill equipment for $96 million. The book values of property, plant and equipment held for sale amounted to Won 64 billion and are classified as other investment assets as of December 31, 2006.

Reportable Operating Segments

We have three reportable operating segments — a steel segment, an engineering and construction segment and a trading segment. The steel segment includes production of steel products and sale of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The operations of all other entities which fall below the reporting thresholds are included in the “others” segment, and include power generation, liquefied natural gas production, logistics and magnesium coil and sheet production. See Note 29 of Notes to Consolidated Financial Statements.

Inflation

Inflation in the Republic, which was 3.6% in 2004, 2.8% in 2005 and 2.2% in 2006 has not had a material impact on our results of operations in recent years.

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

Impairment of Long-lived Assets

The depreciable lives of long-lived assets are estimated and the assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverable amount is measured at the greater of net selling price or value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value and the amount is material, the impairment of assets is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets that is subject to changes in market conditions.

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

Operating Results

2006 Compared to 2005

Our sales in 2006 decreased by 1.7% to Won 25,842 billion from Won 26,302 billion in 2005, primarily due to a decrease of 4.8% in the average unit sales price per ton of our steel products, as discussed in “— Overview — Sales Volume, Prices and Product Mix” above, and a 0.4% decrease in the sales volume of our steel products, which were offset in part by recognition of sales of Won 413 billion from POSCO Power Corporation and Won 198 billion from POSCO-Foshan Steel Processing Center Co., Ltd., our newly consolidated subsidiaries in 2006.

Sales volume of wire rods, which accounted for 6.9% of total sales volume, showed the greatest decrease among our major steel product categories in 2006 with a decrease of 9.0%. Sales volume of hot rolled products, which accounted for 31.0% of total sales volume, decreased by 7.0%. In addition, sales volume of silicon steel sheets, which accounted for 2.2% of total sales volume, decreased by 6.9%. These decreases in sales volume were partially offset by increases in sales volume of stainless steel products and plates. Sales volume of stainless steel products, which accounted for 7.3% of total sales volume, showed the greatest increase among our major steel product categories in 2006 with an increase of 17.8%. Sales volume of plates, which accounted for 11.7% of total sales volume, increased by 13.2%. See “Item 4. Information on the Company — Item 4B. Business Overview — Major Products.”

Our domestic sales in 2006 decreased by 7.1% in terms of total sales revenues and decreased by 8.3% in terms of sales volume of steel products compared to 2005. In 2006, our domestic sales accounted for approximately 67.7% of our total sales volume of steel products, compared to 73.5% in 2005. The decrease in domestic sales revenues in 2006 compared to 2005 was attributable primarily to a decrease in domestic sales volume, as well as a decrease in the price of steel products sold in Korea.

Our export sales in 2006 increased by 11.1% in terms of sales revenues and by 21.4% in terms of sales volume compared to 2005. Exports as a percentage of total sales volume increased to 32.3% of our total sales volume of steel products in 2006 compared to 26.5% in 2005. The increase in export sales in terms of sales revenues in 2006 compared to 2005 was primarily attributable to an increase in export sales volume, which more than offset a decrease in the price of steel products sold abroad and the reduction in net sales in Won from export sales caused by appreciation of the Won against the Dollar.

Gross profit in 2006 decreased by 21.1% to Won 5,946 billion from Won 7,535 billion in 2005. Gross margin in 2006 decreased to 23.0% from 28.6% in 2005 due to a 6.0% increase in cost of goods sold in 2006 to Won 19,897 billion from Won 18,767 billion in 2005, as well as a 1.7% decrease in sales discussed above. The increase in cost of goods sold was attributable primarily to an increase in raw materials costs, which more than offset the impact from our cost savings programs, including implementation of the Mega Y project to reduce raw material costs and steel production costs related to sintering and coking processes. Raw materials costs in 2006 increased primarily as a result of a general increase in unit costs of iron ore and nickel, the impact of which was offset in part by a decrease in our production of crude steel to 31.2 million tons in 2006 compared to 31.4 million tons in 2005, as well as recognition of gain from disposition of scrap metal as a partial offset to raw material costs starting in 2006. The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) increased by 23.5% to $55.10 in 2006 from $44.60 in 2005, and the average price of nickel per ton (including all associated costs such as customs duties and transportation costs) increased by 42.2% to $21,654 in 2006 from $15,230 in 2005. Depreciation and amortization increased by 10.5% to Won 1,783 billion in 2006 from Won 1,613 billion in 2005, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Operating income in 2006 decreased by 27.8% to Won 4,389 billion compared to Won 6,083 billion in 2005. Operating margin decreased to 17.0% in 2006 from 23.1% in 2005, as selling and administrative expenses increased by 7.2% in 2006 to Won 1,556 billion compared to Won 1,451 billion in 2005. The increase in selling and administrative expenses resulted principally from increases in transportation and storage expenses and sales commissions, the impact of which were offset in part by a significant decrease in fees and charges. Transportation and storage expenses increased by 9.5% to Won 540 billion in 2006 compared to Won 493 billion in 2005 primarily due to an increase in our total export volume. Our sales commission expenses increased by 82.2% to Won 43 billion in 2006 compared to Won 23 billion in 2005 primarily due to reclassification of claim-related expenses as sales commissions starting in 2006. Our fees and charges in 2006 decreased by 48.8% to Won 63 billion compared to Won 122 billion in 2005, primarily as a result of a decrease in charges related to construction projects of POSCO Engineering & Construction. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 2.2% to Won 322 billion in 2006 from Won 315 billion in 2005, primarily as a result of a Won 15 billion increase in salaries resulting from the addition of POSCO Power Corporation and POSCO-Foshan Steel Processing Center Co., Ltd. as consolidated subsidiaries.

Our net income in 2006 decreased by 17.6% to Won 3,314 billion compared to Won 4,022 billion in 2005 primarily due to decreases in operating income, non-operating income-others and gain on foreign currency translation, as well as increases in other bad debt expense and interest expense, the aggregate impact of which were partially offset by a decrease in non-operating expenses-others. Our non-operating income-others decreased by 36.9% to Won 133 billion in 2006 from Won 211 billion in 2005 primarily due to recognition of gain from disposition of scrap metal as a partial offset to raw material costs instead of non-operating income starting in 2006. Our gain on foreign currency translation decreased by 43.3% to Won 84 billion in 2006 from Won 149 billion in 2005 primarily due to a decrease in the magnitude of appreciation of the Korean Won against the Dollar in 2006 compared to such appreciation in 2005. Other bad debt expense increased by 133.4% to Won 70 billion in 2006 from Won 30 billion in 2005 primarily due to allocation of Won 31 billion in bad debt expenses relating to accounts receivable for the construction expenses of POSCO Engineering & Construction. Interest expense increased by 22.7% to Won 183 billion in 2006 from Won 149 billion in 2005 primarily due to an increase in long-term borrowings, as well as a general increase in market interest rates in Korea. Our non-operating expenses-others decreased by 76.0% to Won 205 billion in 2006 from Won 854 billion in 2005 due to a significant decrease in special subsidies granted to 1,672 employees who were transferred to outsourcing companies in 2006 compared to such subsidies paid out to 23 employees who were transferred to outsourcing companies in 2005, as well as payment of additional income taxes of Won 179 billion in 2005 assessed following a regular audit conducted by the National Tax Service of our corporate income tax returns for 2000 to 2004; we have commenced an administrative action to challenge such assessment.

Our effective tax rate in 2006 was 21.5% compared to 26.9% in 2005. The statutory income tax rate applicable to us, including resident tax surcharges, remain the same in 2006 to 27.5% as in 2005. See Note 25 of Notes to Consolidated Financial Statements.

Segment Results — Steel

Our sales to external customers decreased by 4.7% to Won 23,728 billion in 2006 from Won 24,887 billion in 2005, primarily as a result of the reasons discussed above. After adjusting for inter-segment transactions, our net sales decreased by 5.6% to Won 19,743 billion in 2006 from Won 20,912 billion in 2005.

Operating profit decreased by 30.6% to Won 4,079 billion in 2006 from Won 5,880 billion in 2005, primarily as a result of the reasons discussed above. Depreciation and amortization increased by 6.8% to Won 1,713 billion in 2006 from Won 1,604 billion in 2005, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Segment Results — Engineering and Construction

Our sales to external customers decreased by 6.1% to Won 3,752 billion in 2006 from Won 3,994 billion in 2005, primarily due to a decrease in our plant construction activities. After adjusting for inter-segment transactions, our net sales decreased by 1.3% to Won 2,121 billion in 2006 from Won 2,148 billion in 2005.

Operating profit increased by 15.3% to Won 282 billion in 2006 from Won 245 billion in 2005, primarily due to an increase in profit margins of our construction projects.

Segment Results — Trading

Our sales to external customers decreased by 9.7% to Won 3,046 billion in 2006 from Won 3,374 billion in 2005, primarily due to reduction in the use of POSCO Steel Service & Sale and POSCO Asia by POSCO in our exporting activities. After adjusting for inter-segment transactions, our net sales increased by 1.3% to Won 2,413 billion in 2006 from Won 2,383 billion in 2005.

Operating profit remained relatively unchanged, decreased by 1.0% to Won 24.2 billion in 2006 from Won 24.5 billion in 2005.

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

Our export sales in 2005 increased by 6.9% in terms of sales revenues and by 0.4% in terms of sales volume compared to 2004. Exports as a percentage of total sales volume increased to 26.5% of our total sales volume of steel products in 2005 compared to 25.8% in 2004. The increase in export sales in terms of sales revenues in 2005 compared to 2004 was primarily attributable to an increase in the price of steel products sold abroad and to a lesser extent, an increase in export sales volume, which more than offset the reduction in net sales in Won from export sales due to appreciation of the Won against the Dollar.

Gross profit in 2005 increased by 13.9% to Won 7,535 billion from Won 6,612 billion in 2004. Gross margin in 2005 increased to 28.6% from 27.6% in 2004, as the 9.7% increase in sales more than offset an 8.1% increase in cost of goods sold in 2005 to Won 18,767 billion from Won 17,361 billion in 2004. The increase in cost of goods sold was attributable primarily to increases in purchase of raw materials, as well as an increase in labor expenses resulting from higher performance bonuses. Raw materials costs in 2005 increased primarily as a result of a general increase in the unit costs of coal, iron ore, nickel and scrap metal, as well as an increase in our production of crude steel to 31.4 million tons in 2005 compared to 31.1 million tons in 2004. The average price of coal per ton (including all associated costs such as customs duties and transportation costs) increased from $72.02 in 2004 to $112.15 in 2005. The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) increased from $31.96 in 2004 to $44.22 in 2005.

Operating income in 2005 increased by 14.4% to Won 6,083 billion compared to Won 5,319 billion in 2004. Operating margin increased to 23.1% in 2005 from 22.2% in 2004, as selling and administrative expenses increased by 12.3% in 2005 to Won 1,451 billion compared to Won 1,293 billion in 2004. The increase in selling and administrative expenses resulted principally from increases in provision for doubtful accounts, advertising expenses, fees and charges and labor-related expenses. Our provision for doubtful accounts increased by 94.4% in 2005 to Won 104 billion from Won 54 billion in 2004 primarily as a result of slowdown in the construction industry and an increase in reserve for doubtful receivables of POSCO Engineering & Construction Co., Ltd. Advertising expenses increased by 98.8% in 2005 to Won 98 billion from Won 49 billion in 2004 primarily as a result of reclassification of advertising expenses incurred in our Pohang and Gwangyang plants, which had been classified as manufacturing cost until 2004, pursuant to recommendation by our internal accounting standards review committee in 2005. Our fees and charges in 2005 increased by 59.3% to Won 122 billion compared to Won 77 billion in 2004, primarily as a result of an increase in such expenses from POSCO Engineering & Construction. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 13.3% to Won 315 billion in 2005 from Won 278 billion in 2004, primarily as a result of a Won 20 billion increase in salaries, as well as higher welfare expenses and performance bonuses. Our welfare expenses increased by Won 12 billion in 2005 compared to 2004 primarily as a result of our decision to sell 1,325,800 shares of treasury stock in 2005 to the employee stock ownership association, with the difference between the fair value and the proceeds being recognized as welfare expenses.

Our net income in 2005 increased by 5.2% to Won 4,012 billion compared to Won 3,814 billion in 2004 as an increase in operating income discussed above, a decrease in loss on impairment of investments, an increase in non-operating income-others and a decrease in interest expense more than offset effects from an increase in non-operating expenses-others and a decrease in gain on recovery of allowance for doubtful accounts. Loss on impairment of investments decreased by 87.5% to Won 12 billion from Won 95 billion in 2004 primarily due to the absence of large impairments of investments in 2005 such as the impairment of Won 79 billion in 2004 related to our decision to permanently cease construction of our mini-mill discussed above. Non-operating income-others increased by 50.6% to Won 211 billion compared to Won 140 billion in 2004 primarily due to the reclassification of certain research and development costs relating to a strip casting testing plant previously recognized as expenses and an increase in interest payments to POSCO Engineering & Construction by its subcontractors from delayed receivables. We previously recognized research and development costs relating to a strip casting plant as expenses based on our conclusion that the technology was not available for immediate commercialization. However, we made an adjustment to non-operating income-others in 2005 because we classified the testing plant as tangible asset in 2005 and plan to use the plant to test our new technologies. Our interest expense decreased by 22.2% to Won 149 billion in 2005 from Won 192 billion in 2004 as we reduced our borrowings in 2005. Our non-operating expenses-others increased to Won 854 billion in 2005 from Won 165 billion in 2004 primarily due to an increase in subsidies to 1,672 employees who were transferred to outsourcing companies in 2005 to increase our labor productivity compared to 40 such employees in 2004, our payment of additional income taxes of Won 179 billion in 2005 assessed following a regular audit conducted by the National Tax Service of our corporate income tax returns for 2000 to 2004, as well as a loss of Won 120 billion related to our disposal of SK Telecom shares to enhance shareholders’ equity through disposition of non-core assets. Our gain on recovery of allowance for doubtful accounts in 2005 decreased by 85.3% to Won 19 billion compared to Won 127 billion in 2004, primarily due to the absence of large recoveries in 2005 such as our recovery of Won 108 billion from settlement of liquidation dividends from POSVEN in 2004.

Our effective tax rate in 2005 was 26.9% compared to 28.1% in 2004. The statutory income tax rate applicable to us, including resident tax surcharges, decreased to 27.5% in 2005 from 29.7% in 2004. See Note 25 of Notes to Consolidated Financial Statements.

Segment Results — Steel

Our sales to external customers increased by 9.7% to Won 24,887 billion in 2005 from Won 22,684 billion in 2004, primarily as a result of the reasons discussed above. After adjusting for inter-segment transactions, our net sales increased by 8.0% to Won 20,912 billion in 2005 from Won 19,361 billion in 2004.

Operating profit increased by 13.5% to Won 5,880 billion in 2005 from Won 5,181 billion in 2004, primarily as a result of the reasons discussed above. Depreciation and amortization increased by 3.2% to Won 1,604 billion in 2005 from Won 1,554 billion in 2004, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Segment Results — Engineering and Construction

Our sales to external customers increased by 45.7% to Won 3,994 billion in 2005 from Won 2,741 billion in 2004, primarily due to an increase in sales from domestic construction activities of POSCO Engineering & Construction. After adjusting for inter-segment transactions, our net sales increased by 27.2% to Won 2,148 billion in 2005 from Won 1,689 billion in 2004.

Operating profit increased by 161.0% to Won 245 billion in 2005 from Won 94 billion in 2004, primarily due to an increase in profitable domestic construction activities of POSCO Engineering & Construction.

Segment Results — Trading

Our sales to external customers increased by 13.0% to Won 3,374 billion in 2005 from Won 2,986 billion in 2004, primarily due to an increase in the average unit sales price per ton of steel products, which more than offset a decrease in the sales volume of steel products.

Operating profit decreased by 29.7% to Won 24 billion in 2005 from Won 35 billion in 2004, primarily due to a decrease in the sales volume of steel products.

Item 5.B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
	(In billions of Won)

Net cash provided by operating activities	W	4,946	W	5,464	W	3,900
Net cash used in investing activities		3,386		3,744		3,379
Net cash used in financing activities		1,650		1,578		227
Cash and cash equivalents at beginning of period		594		482		654
Cash and cash equivalents at end of period		482		654		936
Net increase (decrease) in cash and cash equivalents		(112)		172		282

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. Net cash used for investing activities was Won 3,386 billion in 2004, Won 3,744 billion in 2005 and Won 3,379 billion in 2006. These amounts included purchases of property, plant and equipment of Won

2,265 billion in 2004, Won 3,361 billion in 2005 and Won 3,709 billion in 2006. We recorded net acquisition of trading securities of Won 64 billion in 2004 and net disposal of trading securities of Won 222 billion in 2005 and Won 806 billion in 2006. We also recorded acquisition of other investment assets of Won 1,083 billion in 2004, Won 239 billion in 2005 and Won 131 billion in 2006, as well as net acquisition of available-for-sale securities of Won 167 billion in 2004, Won 273 billion in 2005 and Won 524 billion in 2006. In our financing activities, we used cash of Won 1,125 billion in 2004, Won 1,368 billion in 2005 and Won 1,353 billion in 2006 for principal repayments of outstanding long-term debt. We used Won 305 billion in 2004, Won 1,295 billion in 2005 and Won 851 billion in 2006 for the repurchase of our shares from the market as treasury stock. We raised cash of Won 82 billion in 2004, Won 932 billion in 2005 and Won 70 billion in 2006 from disposal of treasury shares, including our sale of 3,500,000 shares in the form of ADSs in connection with the listing on the Tokyo Stock Exchange in November 2005.

We paid dividends on common stock in the amount of Won 525 billion in 2004, Won 681 billion in 2005 and Won 636 billion in 2006.

We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. From time to time, we may also require capital for investments involving acquisitions and strategic relationships and repurchase of our shares from the market as treasury stock. Our total capital expenditures (acquisition of property, plant and equipment) were Won 3,709 billion in 2006 and, under current plans, are estimated to increase to approximately Won 4,600 billion in 2007. We retain the ability to reduce or suspend our planned capital expenditures. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce higher value-added products.

In addition to our funding requirements relating to our capital investment program, payments of the principal of and interest on indebtedness and repurchase of our shares from the market as treasury stock will require considerable resources. Principal repayment obligations with respect to long-term debt outstanding as of December 31, 2006 are Won 404 billion in 2007, Won 476 billion in 2008, Won 423 billion in 2009, Won 199 billion in 2010 and Won 1,641 billion in 2011 and beyond. As of December 31, 2006, we had short-term borrowings of Won 1,239 billion and current portion of long term debt of Won 404 billion. We expect to repay these obligations primarily through cash provided by operations and additional borrowings. We plan to spend Won 889 billion in 2007 to repurchase our shares from the market as treasury stock.

The following table sets forth the amount of long-term debt, capital lease and operating lease obligations, excluding current portion of long-term debt, as of December 31, 2006.

	Payments Due by Period
			Less than						After
Contractual Obligations	Total		1 Year		1 to 3 Years		4 to 5 Years		5 Years
	(In billions of Won)

Long-term debt obligations	2,738.7		—		1,098.0		1,640.7		—
Capital lease obligations	0.3		0.3		—		—		—
Operating leases obligations	5.2		4.2		1.0		—		—
Purchase obligations	(a	)	(a	)	(a	)	(a	)	(a	)
Other long-term liabilities	—		—		—		—		—

Total	2,744.2		4.5		1,099.0		1,640.7		—

(a)	Our purchase obligations include long-term contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2006, 462 million tons of iron ore and 120 million tons of coal remained to be purchased under long-term contracts.

In addition, as of December 31, 2006, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies and non-affiliated companies totaled Won 598 billion and Won 476 billion, respectively. See Note 17 of Notes to Consolidated Financial Statements for our commitments and contingent liabilities.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term and short-term debt. We do not depend on the use of off-balance sheet financing arrangements.

Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income before depreciation and amortization were Won 5,380 billion in 2004, Won 5,635 billion in 2005 and Won 5,097 billion in 2006, and cash proceeds from long-term debt were Won 280 billion in 2004, Won 594 billion in 2005 and Won 2,160 billion in 2006. Total long-term debt, including current portion and excluding discount on debentures issued, was Won 3,104 billion as of December 31, 2004, Won 2,190 billion as of December 31, 2005 and Won 3,143 billion as of December 31, 2006.

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

Our total shareholders’ equity increased from Won 16,386 billion as of December 31, 2004 to Won 22,402 billion as of December 31, 2006. This growth is attributable primarily to growth in retained earnings.

Liquidity

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.” Approximately 30.2% of our sales in 2004, 29.4% of our sales in 2005 and 33.2% of our sales in 2006 were denominated in foreign currencies, of which approximately 85% were denominated in Dollars and around 15% in Yen and which were derived almost entirely from export sales. As of December 31, 2006, approximately 50.8% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the cost of Won-denominated financing in the Republic, which had historically been higher than for Dollar or Yen-denominated financings.

Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was Won 2,265 billion in 2004, Won 3,361 billion in 2005 and Won 3,709 billion in 2006. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. At December 31, 2006, 462 million tons of iron ore and 120 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.

We had a working capital (current assets minus current liabilities) surplus of Won 5,493 billion as of December 31, 2004, Won 5,759 billion as of December 31, 2005 and Won 7,155 billion as of December 31, 2006. As of December 31, 2006, we had unused credit lines of Won 1,330 billion out of total available credit lines of Won 1,535 billion. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2004		2005		2006
	(In billions of Won)

Cash and cash equivalents, net of government grants	W	480	W	653	W	936
Short-term financial instruments		647		760		867
Trading securities		2,690		2,611		2,001
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		3,094		3,045		3,492
Inventories		3,066		3,793		4,018

Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2004		2005		2006
	(In billions of Won)

Trade accounts and notes payable	W	1,082	W	1,146	W	1,507
Short-term borrowings		658		860		1,239
Income tax payable		1,087		1,367		701
Current portion of long-term debt, net of discount on debentures issued		1,047		1,057		404

In January 2000, we reduced our credit terms of accounts receivable for all customers from a range of 70 days to 80 days to a range of 30 days to 60 days. We do not believe that these changes in the credit terms for our customers have had or will have a material effect on our cash flows.

Capital Expenditures and Capacity Expansion

Our capital expenditures for 2004, 2005 and 2006 amounted to 2,265 billion, Won 3,361 billion and Won 3,709 billion, respectively.

Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. Our total capital expenditures are estimated to be approximately Won 4,600 billion in 2007. The following table sets out the major items of our capital expenditures as of December 31, 2006:

			Estimated Remaining
	Expected		Cost of Completion
	Completion	Total Cost of	as of December 31,
Project	Date	Project	2006
	(In billions of Won)

Pohang Works:
Construction of FINEX plant(1)	April 2007	731	37
Second relining of no. 3 blast furnace	July 2007	256	13
Installation of de-phosporization facility at no. 2. steelmaking plant(1)	March 2007	149	14
Expansion of cokes plant	December 2007	277	139
Modernization of no. 2 plate mill	January 2008	115	104
Installation of heat treatment furnace at no. 3 plate plant	August 2007	110	79
Pickling and tandem cold rolled mill at no. 2 cold rolling mill(1)	March 2007	141	38
Gwangyang Works:
Modernization of no. 3 hot rolled mill	December 2007	235	142
Coke oven gas purification facility(1)	June 2007	175	73
Relining of no. 3 blast furnace	December 2007	147	119
Modernization of no. 2 continuous galvanizing line	December 2007	61	50
Installation of de-phosporization facility at no. 2. steelmaking department	December 2007	195	166

(1)	Completed as of the filing date of this annual report on Form 20-F.

Significant Changes in Korean GAAP

In December 2004, the Korean Accounting Standards Bond (“KASB”) issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 23, “Earning per share.” This statement improves the determination and presentation for earning per share amounts in order to conform to the international financial reporting standards. The provisions of this standard are effective prospectively for earnings per share beginning on or after December 31, 2006. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

In February 2006, the KASB issued SKFAS No. 21, “Preparation and Presentation of Financial Statements.” Under SKFAS No. 21, the financial statements consist of a balance sheet, a statement of income, a statement of appropriations (disposition) of retained earnings (accumulated deficit), a statement of cash flows, a statement of changes in stockholders equity and footnotes. The provisions of this standard are effectively for financial statements beginning on or after December 31, 2006. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

In April 2006, the KASB issued SKFAS No. 22, “Share-based Payment.” Under SKFAS No. 22, a share-based payment in which the entity receives or acquires goods or services either as consideration for its equity instruments or by incurring liabilities for amounts based on the price of the entity’s shares or other equity instruments of the entity should be recognized in the financial statements based on its fair value. The provisions of this standard are effective for share-based payment agreements beginning on or after December 31, 2006. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

In January 2007, the KASB issued SKFAS No. 25, “Consolidated financial statements.” SKFAS No. 25 defines consolidated scope and entities and revises the presentation method of minority interest in the consolidated financial statements. The provisions of this standard are effective for the financial year ending on or after December 31, 2007. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 32 of Notes to Consolidated Financial Statements.

We recorded net income under U.S. GAAP of Won 3,408 billion in 2006 compared to net income of Won 4,102 billion in 2005 and Won 3,460 billion in 2004 primarily due to the factors discussed in “— Operating Results.” Our net income under U.S. GAAP of Won 3,408 billion in 2006 is 2.8% higher than our net income under Korean GAAP of Won 3,314 billion. See Note 32(a) of Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements in U.S. GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” and is effective for all financial instrument acquired or issued after beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the impact of this new standard but do not expect the adoption of this statement to have a material impact on our financial position or result of operations.

In June 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, which applies to all tax positions related to income taxes. FIN No. 48 prescribes a recognition threshold and measurement process for recording in the consolidated financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We assess tax positions taken in the consolidated financial statements and evaluate quarterly for realizability on a more likely than not basis. We are in the process of evaluating the impact that FIN 48 may have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that SFAS 157 may have on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on our balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. We are currently evaluating the impact that SFAS 158 may have on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This position does not permit the “accrue-in-advance method” for accounting for planned major maintenance activities. The position is effective for fiscal year beginning after December 15, 2006 and earlier adoption is permitted. We believe the adoption of FASB Staff Position AUG AIR-1 will not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the impact that SFAS 159 may have on our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. As of December 31, 2006, Pohang University of Science & Technology and the Research Institute of Industrial Science and Technology employed a total of 321 researchers.

In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. As of December 31, 2006, the Technical Research Laboratory employed a total of 311 researchers.

We recorded research and development expenses of Won 206 billion as cost of goods sold in 2004, Won 173 billion in 2005 and Won 271 billion in 2006, as well as research and development expenses of Won 71 billion as selling and administrative expenses in 2004, Won 53 billion in 2005 and Won 54 billion in 2006. In addition, we made donations to educational foundations supporting basic science and technology research, amounting to Won 40 billion in 2004, Won 33 billion in 2005 and Won 33 billion in 2006. We also donated Won 32 billion in 2004, Won 17 billion in 2005 and Won 22 billion in 2006 to Pohang University of Science & Technology, a university founded by us. See Notes 23 and 24 of Notes to Consolidated Financial Statements.

Our research and development program has filed over twenty thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2006, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.	Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements

As of December 31, 2004, 2005 and 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Item 5.F.	Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 5.G.	Safe Harbor

See “Item 3. Key Information — Item 3.D. Risk Factors — This annual report contains “forward-looking statements” that are subject to various risks and uncertainties.

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

Standing Directors

Our current Standing Directors are:

			Years	Years		Expiration
		Responsibility	as	with		of Term
Name	Position	and Division	Director	POSCO	Age	of Office

Lee, Ku-Taek	Chief Executive Officer and Representative Director	—	18	38	61	February 2010
Yoon, Seok-Man	President and Representative Director	Chief Marketing Officer, Corporate Communication Dept.	4	30	58	February 2010
Lee, Youn	President and Representative Director	General Superintendent, Stainless Steel Division	3	33	59	February 2008
Chung, Joon-Yang	President and Representative Director	Chief Operating Officer and Technology Officer	4	32	59	February 2010
Cho, Soung-Sik	Senior Executive Vice President	POSCO-India Pvt. Ltd.	2	32	56	February 2009
Lee, Dong-Hee	Senior Executive Vice President	Chief Finance Officer	2	30	57	February 2009

All Standing Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act of 1962 (the “Securities and Exchange Act”).

					Expiration
			Years as		of Term
Name	Position	Principal Occupation	Director	Age	of Office

Kim, E. Han	Chairman of the Board	Professor, University of Michigan	5	60	February 2008
Park, Young-Ju	Director	Chairman, Eagon Industrial Co., Ltd.	4	66	February 2009
Jun, Kwang-Woo	Director	Chairman, Deloitte Consulting	4	58	February 2010
Jones, Jeffrey D	Director	Attorney, Kim & Chang	4	54	February 2010
Suh, Yoon-Suk	Director	Professor, Ewha Woman’s University	4	52	February 2009
Park, Won-Soon	Director	Executive Director, Beautiful Foundation	4	51	February 2010
Sun, Wook	Director	Former President & CEO, Samsung Human Resources Development Center	3	62	February 2008
Ahn, Charles	Director	Chairman of the Board, AhnLab, Inc.	3	45	February 2008
Huh, Sung K	Director	President, Gwangju Institute of Science and Technology	2	59	February 2009

The term of office of the Directors is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Standing Directors who are also our executive officers, we have the following executive officers:

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Kim, Dong-Jin	Senior Executive Vice President	POSCO-China Holding Corp.	33	60
Choi, Jong-Tae	Senior Executive Vice President	Chief Staff Officer	33	57
Kim, Sang-Ho	Executive Vice President	Legal Affairs Dept.	6	53
Hur, Nam-Suk	Executive Vice President	General Superintendent, Gwangyang Works	32	57
Oh, Chang-Kwan	Executive Vice President	General Superintendent, Pohang Works	29	54
Kwon, Young-Tae	Executive Vice President	Coal Procurement Dept., Iron Ore Procurement and Raw Materials Investment Dept., Steelmaking Raw Materials Procurement Dept.	32	56

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Chang, Hyun-Shik	Executive Vice President	Energy Business Dept.	5	56
Kim, Jin-Il	Executive Vice President	Market Development Dept., Production Order and Process Dept., Product Technology Dept.	32	54
Kwon, Oh-Joon	Executive Vice President	General Superintendent, Technical Research Laboratories	20	56
Park, Han-Yong	Executive Vice President	Human Resources Dept.	29	56
Chung, Keel-Sou	Executive Vice President	Zhangjiagang POSCO Stainless Steel Co. Ltd.	32	57
Ha, Sang-Wook	Senior Vice President	Deputy General Superintendent, Technical Research Laboratories	32	54
Kim, Sang-Young	Senior Vice President	Corporate Communication Dept.	20	55
Lee, Young-Suk	Senior Vice President	Stainless Steel Strategy Dept., Stainless Steel Sales Dept., Stainless Steel Sales Development Dept.	30	56
Kim, Sang-Myun	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Administration)	29	56
Park, Kee-Young	Senior Vice President	Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept.	30	55
Won, Jong-Hai	Senior Vice President	Materials Purchasing and Supply Management Dept.	30	55
Kim, Tae-Man	Senior Vice President	Deputy General Superintendent, Pohang Works (Administration)	28	53
Cho, Jun-Gil	Senior Vice President	Deputy General Superintendent, Pohang Works (Hot and Cold Rolling)	30	54
Yoo, Kwang-Jae	Senior Vice President	Stainless Steel Production and Technology	29	55
Yoon, Yong-Chul	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Iron and Steel Making)	29	54
Cho, Noi-Ha	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Hot and Cold Rolling)	29	54
Yoon, Yong-Won	Senior Vice President	Facilities Investment Planning Dept., Plant and Equipment Procurement Dept.	29	54

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Kim, Soo-Kwan	Senior Vice President	Auditing Dept., Corporate Ethics Dept.	30	55
Park, Ki-Hong	Senior Vice President	Corporate Strategic Planning Dept.	1	49
Choo, Wung-Yong	Senior Vice President	European Union Office	24	54
Kim, Sung-Kwan	Senior Vice President	India Project Dept.	30	56
Jang, Byung-Hyo	Senior Vice President	POSCO-Japan Corp.	30	53
Kim, Joon-Sik	Senior Vice President	Technology Development Dept.	26	53
Jang, Young-Ik	Senior Vice President	Stainless Steel Raw Materials Procurement Dept.	28	53
Kim, Moon-Seok	Senior Vice President	Seoul Office	28	53
Yun, Tai-Han	Senior Vice President	Marketing Strategy Dept., Sales and Production Planning Dept.	27	54
Cho, Bong-Rae	Senior Vice President	Deputy General Superintendent, Pohang Works (Iron and Steel Making)	27	54
Chang, In-Hwan	Senior Vice President	Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Exports Dept., Flat Products Sales SCM Dept., Coated Steel Sales Dept., Electrical Steel Sales Dept.	26	52
Kong, Yoon-Chan	Senior Vice President	Human Resources Development Center, Corporate Philanthropy Dept.	27	53
Lee, In-Bong	Vice President	Information Planning Dept.	26	52
Shin, Jung-Suk	Vice President	Zhangjiagang POSCO Stainless Steel Co. Ltd.(Marketing)	28	54
An, Byung-Sik	Vice President	Deputy General Superintendent, Pohang Works (Maintenance)	29	51
Baek, Sung-Kwan	Vice President	Business Investment Dept., Vietnam Steel Project Dept., Magnesium Project Dept.	26	51
Cho, Chang-Hwan	Vice President	Deputy General Superintendent, Gwangyang Works (Maintenance)	27	52
Yoon, Dong-Jun	Vice President	Business Innovation Dept.	23	48

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Standing Directors and salaries for Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 16.4 billion in 2006 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 5.8 billion in 2006.

We have also granted stock options to some of our Directors and executive officers. See “— Item 6E. Share Ownership” for a list of stock options granted to our Directors and executive officers. At the annual shareholders’ meeting held in February 2006 our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

Item 6.C.	Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee comprises three Outside Directors, Young-Ju Park (committee chair), Yoon-Suk Suh, and Won-Soon Park, and one Standing Director, Seok-Man Yoon. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee comprises four Outside Directors, Kwang-Woo Jun (committee chair), Wook Sun, Charles Ahn and Sung K. Huh. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is comprised of three Outside Directors, Sung K. Huh (committee chair), Young-Ju Park and Won-Soon Park and two Standing Directors, Seok-Man Yoon and Dong-Hee Lee. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Yoon-Suk Suh (committee chair), E. Han Kim, Jeffrey D. Jones and Wook Sun.

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

Insider Trading Committee

The Insider Trading Committee is comprised of four Outside Directors, Yoon-Suk Suh (committee chair), Jeffrey D. Jones, E. Han Kim and Wook Sun. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

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

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors	We have not established a separate nomination/ corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Standing Director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors	We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee
Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act	We maintain an Audit Committee comprised of four Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan	We currently have an employee stock ownership program. We previously provided a stock options program for officers and directors, as another equity compensation plan. However, during our annual shareholders’ meeting in February 2006, our shareholders resolved to terminate the stock option program and amended our articles of incorporations to delete the provision allowing grant of stock options to officers and directors. Consequently we may not grant stock options to officers and directors starting February 24, 2006. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at www.posco.co.kr.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.co.kr.

Item 6.D.	Employees

As of December 31, 2006, we had 28,297 employees, including 10,774 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 28,853 employees, including 9,849 persons employed by our subsidiaries, as of December 31, 2005, and 27,919 employees, including 8,524 persons employed by our subsidiaries, as of December 31, 2004. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2006, only 18 of our employees were members of the POSCO labor union.

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

As of December 31, 2006, our employees owned approximately 1.5% of our common stock through an employee stock ownership association.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 3,061 common shares as of December 31, 2006, the most recent date for which this information is available. The table below shows the ownership of our common shares by Directors and executive officers.

Number of Common
Shareholders	Shares Owned

Chang-Kwan Oh	770
Jong-Tae Choi	673
E. Han Kim	364
Jin-Il Kim	150
Young-Ik Jang	138
In-Bong Lee	130
Tai-Han Yun	130
In-Hwan Jang	130
Joon-Sik Kim	128
Tae-Man Kim	91
Yong-Chul Yoon	81
Yong-Won Yoon	79
Noi-Ha Cho	70
Soo-Kwan Kim	42
Sang-Wook Ha	40
Oh-Joon Kwon	19
Han-Yong Park	12
Jun-Gil Cho	2
Youn Lee	2
Dong-Jin Kim	2
Nam-Suk Hur	2
Kee-Yeoung Park	2
Jong-Hai Won	2
Kwang-Jae Yoo	2

Total	3,061

Stock Options

The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of March 31, 2007. With respect to all of the options granted, we may elect either to issue shares of common stock, distribute treasury stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted and within seven years from the second anniversary of the issuance of such options. All of the stock options below relate to our common stock.

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

					Number of	Number of	Number of
		Exercise Period		Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Ku-Taek Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	45,184	24,518	20,666
	July 23, 2004	7/24/2006	7/23/2011	151,700	49,000	0	49,000
Tae-Hyun Hwang	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	7,653	1,384
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
Seok-Man Yoon	September 18, 2002	9/19/2004	9/18/2009	116,100	11,179	4,000	7,179
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Youn Lee	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	903	8,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Joon-Yang Chung	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	3,931	5,385
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	0	4,900
Soung-Sik Cho	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	5,903	3,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
Dong-Hee Lee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644
Young-Ju Park	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
E. Han Kim	April 26, 2003	4/27/2005	4/26/2010	102,900	2,401	0	2,401
Kwang-Woo Jun	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Jeffrey D. Jones	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Yoon-Suk Suh	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Wook Sun	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Charles Ahn	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000

					Number of	Number of	Number of
		Exercise Period		Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Dong-Jin Kim	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	7,903	1,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Jin-Chun Kim	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	8,037	1,000
Jong-Tae Choi	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	4,903	4,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
Sang-Ho Kim	April 28, 2005	4/29/2007	4/28/2012	194,900	12,000	0	12,000
Nam-Suk Hur	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	5,316	4,000
	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Chang-Kwan Oh	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	3,931	5,385
Young-Tae Kwon	September 18, 2002	9/19/2004	9/18/2009	116,100	9,316	931	8,385
Hyun-Shik Chang	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644
Jin-Il Kim	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	8,272	1,332
Oh-Joon Kwon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	960	8,644
Han-Yong Park	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	5,282	4,322
Keel-Sou Chung	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Wook Ha	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Young Kim	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Young-Suk Lee	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sang-Myun Kim	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kee-Yeoung Park	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kyu-Jeong Lee	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Jong-Hai Won	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Tae-Man Kim	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Jun-Gil Cho	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Kwang-Jae Yoo	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yong-Chul Yoon	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Noi-Ha Cho	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yong-Won Yoon	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2006.

	Number of
Shareholders	Shares Owned	Percentage

National Pension Corporation	2,496,272	2.86
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	2,330,000	2.67
Directors and executive officers as a group	3,061	0.00
Public(1)	70,282,299	80.61
POSCO (held in the form of treasury stock)	7,022,466	8.06
POSCO (held through treasury stock fund)	2,571,427	2.95

Total issued shares of common stock	87,186,835	100.00%

(1)	Includes 18,753,548 shares of common stock, representing 21.51% of the total issued shares of common stock, in the form of ADRs.

Item 7.B.	Related Party Transactions

We have issued guarantees of Won 443 billion as of December 31, 2004, Won 561 billion as of December 31, 2005 and Won 598 billion as of December 31, 2006, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. Please see Note 17 of Notes to Consolidated Financial Statements.

As of December 31, 2004, 2005 and 2006, we had no loans outstanding to our executive officers and Directors.

Item 7.C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-83.

Legal Proceedings

Claim against the Fair Trade Commission

In December 2000, Hyundai HYSCO requested us to sell hot rolled coils which are necessary in manufacturing cold rolled coils used in the automobile industry to produce car body panels. In response to our refusal to sell hot rolled coils to Hyundai HYSCO, Hyundai Motors announced in January 2001 that it would reduce its purchase of cold rolled products from us. In addition, the Fair Trade Commission began an investigation into a potential anti-competitive action by us.

On April 12, 2001, the Fair Trade Commission determined that we were involved in anti-competitive action by refusing to sell our hot rolled coils to Hyundai HYSCO. In addition to issuing a suspension order, the Fair Trade Commission imposed on us a surcharge of Won 1.6 billion. We brought a claim against the Fair Trade Commission but the Seoul High Court rendered its decision against us in August 2002. We appealed to the Supreme Court of Korea in August 2002 and our petition for an injunction against the decision of the Fair Trade Commission was granted in October 2002 in our favor. Our appeal is still pending, and we cannot predict the ultimate outcome.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2006. Of these shares, 77,592,942 shares were outstanding and 7,022,466 shares were held by us in treasury and 2,571,427 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

			Average Total
	Annual Dividend per	Interim Dividend per	Dividend per
Year	Common Stock to Public	Common Stock	Common Stock
	(In Won)

2002	3,000	500	3,500
2003	5,000	1,000	6,000
2004	6,500	1,500	8,000
2005	6,000	2,000	8,000
2006	6,000	2,000	8,000

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

Not Applicable

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

	Price		Average Daily
	High	Low	Trading Volume
	(In Won)		(Number of Shares)

2002
First Quarter	160,000	117,500	303,579
Second Quarter	154,000	121,500	323,772
Third Quarter	139,000	101,000	324,477
Fourth Quarter	130,500	103,500	269,624
2003
First Quarter	133,000	92,400	336,187
Second Quarter	127,000	97,500	300,224
Third Quarter	152,500	123,500	310,936
Fourth Quarter	163,000	131,500	345,272
2004
First Quarter	181,000	156,500	312,764
Second Quarter	177,000	131,000	413,523
Third Quarter	184,000	145,000	241,698
Fourth Quarter	203,000	163,000	287,632
2005
First Quarter	225,500	176,500	293,360
Second Quarter	203,000	174,500	298,650
Third Quarter	240,500	182,000	295,458
Fourth Quarter	236,500	199,500	334,140
2006
First Quarter	251,500	196,500	391,776
Second Quarter	287,000	217,500	381,220
Third Quarter	254,000	225,500	269,202
Fourth Quarter	318,500	239,000	243,547
2007
First Quarter	395,000	286,500	282,570
January	329,500	286,500	249,795
February	377,500	338,000	296,034
March	395,000	333,000	304,724
Second Quarter (through June 26)	481,000	366,000	252,448
April	400,000	366,000	274,187
May	446,000	392,500	212,728
June (through June 26)	481,000	443,000	274,661

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2006, 18,753,548 ADSs were outstanding, representing 21.51% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2001.

	Price		Average Daily
	High	Low	Trading Volume
	(In US$)		(Number of ADSs)

2002
First Quarter	29.25	22.41	372,788
Second Quarter	30.64	23.35	355,145
Third Quarter	29.52	21.30	354,089
Fourth Quarter	27.40	21.20	268,750
2003
First Quarter	28.66	18.46	324,595
Second Quarter	26.55	19.26	333,511
Third Quarter	32.49	26.08	262,191
Fourth Quarter	33.97	28.98	477,580
2004
First Quarter	38.43	33.55	578,963
Second Quarter	39.01	27.97	1,013,306
Third Quarter	40.14	32.47	729,723
Fourth Quarter	47.50	36.49	765,003
2005
First Quarter	54.85	41.22	866,811
Second Quarter	49.70	43.75	790,208
Third Quarter	57.08	44.12	606,928
Fourth Quarter	56.01	47.85	671,024
2006
First Quarter	63.80	48.97	812,089
Second Quarter	74.41	56.07	922,906
Third Quarter	66.88	58.59	760,752
Fourth Quarter	84.88	63.00	748,789
2007
First Quarter	106.88	76.49	770,003
January	88.18	76.49	718,195
February	59.77	89.96	728,882
March	106.88	89.87	852,614
Second Quarter (through June 26)	129.60	99.34	719,552
April	107.93	99.34	736,761
May	119.30	105.16	639,143
June (through June 26)	129.60	117.9	798,707

Item 9.B.	Plan of Distribution

Not Applicable

Item 9.C.	Markets

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
					Dividend	Price
					Yield(1)(2)	Earnings
Year	Opening	High	Low	Closing	(Percent)	Ratio(2)(3)

1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.48	106.00	128.99	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007 (through June 26)	1,438.89	1,813.84	1,345.08	1,749.55	1.6	14.5

Source:  The Stock Market Division of the Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization
	on the Last Day of Each Period			Average Daily Trading Volume and Value
	Number of
	Listed	(Billions of	(Millions of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1979	355	2,609	5,391	5,382	4,579	4,641
1980	352	2,527	3,829	5,654	3,897	5,905
1981	343	2,959	4,224	10,565	8,708	12,432
1982	334	3,000	4,408	9,704	6,667	8,904
1983	328	3,490	4,387	9,325	5,941	7,468
1984	336	5,149	6,223	14,847	10,642	12,862
1985	342	6,570	7,381	18,925	12,315	13,834
1986	355	11,994	13,924	31,755	32,870	38,159
1987	389	26,172	33,033	20,353	70,185	88,583
1988	502	64,544	94,348	10,367	198,364	289,963
1989	626	95,477	140,490	11,757	280,967	414,430
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	575,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	255,850	192,934	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,158	467,629	3,157,662	3,114,679
2006	731	704,588	757,948	279,096	3,435,180	3,695,331
2007 (through June 26)	732	860,124	928,658	332,119	4,278,673	4,619,599

Source:  The Stock Market Division of the Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate as announced by the Seoul Money Brokerage Services Limited, as the case may be, at the end of the periods indicated.

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

Under the Securities and Exchange Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counter party as a result of a breach by its members. If a securities company which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member.

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

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2006, 87,186,835 Common Shares were issued, of which 7,022,466 shares were held by us in treasury and an additional 2,571,427 shares were held by our treasury stock fund. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in Shares. However, a dividend of Shares must be distributed at par value. If the market price of the Shares is less than their par value, dividends in Shares may not exceed one-half of the annual dividend. In addition, we may declare, and distribute in cash, interim dividends pursuant to a board resolution once a fiscal year. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period. We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated earned surplus reserve of not less than one-half of our stated capital. In addition, we are required under the Securities and Exchange Act and the relevant regulations to set aside as reserve a certain amount every fiscal year until our capital ratio is at least 30%. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	publicly offered pursuant to the Securities and Exchange Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued through offering to public investors, the amount of which is no more than 10% of the outstanding Shares;

•	issued to our creditors pursuant to a debt-equity swap;

•	issued to domestic or foreign corporations pursuant to a joint venture agreement, strategic coalition or technology inducement agreement; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 2,000 billion, to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2006, approximately 1.5% of the outstanding Shares were held by members of our employee stock ownership association.

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

In general, holders of Non-Voting Shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, or any merger or consolidation of us, or in some other cases that affect the rights or interests of the Non-Voting Shares, approval of the holders of Non-Voting Shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the Non-Voting Shares present or represented at a class meeting of the holders of Non-Voting Shares, where the affirmative votes also represent at least one-third of our total issued and outstanding Non-Voting Shares. In addition, the holders of Non-Voting Shares may be entitled to vote during the period between the general meeting of shareholders in which required preferred dividends are not paid to such holders until the next general meeting of shareholders at which the payment of such preferred dividends to such holders is declared. The holders of enfranchised Non-Voting Shares have the same rights as holders of Common Shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a company’s shares accounts for 10% or more of the total issued and outstanding shares (a “major stockholder”) must report the status of his or her shareholding to the Korea Securities and Futures Commission and the Korea Exchange within ten days after he or she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the Korea Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, as a counterparty to foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Taxation of Capital Gains

Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note if (i) you transfer the note to another non-resident (other than to such transferee’s permanent establishment in Korea) under the corporation tax law or (ii) you transfer the note to a resident or a non-resident of Korea outside Korea (regardless of whether the transferees have a permanent establishment in Korea) by virtue of the Special Tax Treatment Control Law of Korea (the “STTCL”), provided that the issuance of the note outside Korea is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of, subject to the production of satisfactory evidence of the acquisition cost of, and certain direct transaction costs attributable to the disposal of, the relevant notes, 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

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

As of December 31, 2006, we had entered into seven currency forward contracts and one option contract. Our aggregate net valuation gain of above contracts was approximately Won 1 billion but net transaction loss was Won 25 billion in 2006. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2006, we did not have any outstanding interest rate swap contract.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2006 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2006		December 31, 2005
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value	Total	Fair Value
	(In millions of Won except rates)

Local currency:
Fixed rate	344,974	33,825	336,217	4,288	874,315	58,379	1,651,998	1,640,606	991,100	1,017,635
Average weighted rate(1)	4.38%	4.90%	4.54%	3.43%	4.98%	2.68%	4.68%	—	5.30%	—
Variable rate	—	—	5,000	—	—	—	5,000	5,000	—	—
Average weighted rate(1)	—	—	5.31%	—	—	—	5.31%	—	—	—

Sub-total	344,974	33,825	341,217	4,288	874,315	58,379	1,656,998	1,645,606	991,100	1,017,635

Foreign currency, principally Dollars and Yen:
Fixed rate	1,290,619	433,678	73,325	190,670	15,194	693,112	2,696,599	2,753,934	2,020,892	2,035,777
Average weighted rate(1)	3.54%	0.30%	4.48%	5.92%	5.39%	3.70%	3.27%	—	2.82%	—
Variable rate	8,019	8,019	8,019	4,010	—	—	28,068	28,068	37,357	37,357
Average weighted rate(1)	6.17%	6.17%	6.17%	6.17%	—	—	6.17%	—	5.50%	—

Sub-total	1,298,639	441,698	81,344	194,680	15,194	693,112	2,724,666	2,782,002	2,058,249	2,073,134

Total	1,643,612	475,523	422,562	198,968	889,509	751,491	4,381,664	4,427,607	3,049,349	3,090,769

(1)	Weighted average rates of the portfolio at the period end.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2006, 462 million tons of iron ore and 120 million tons of coal remained to be purchased under long-term supply contracts. We generally do not use commodity derivatives to manage our commodity price risks. As of December 31, 2006, we had entered into one nickel forward contract, which recorded net transaction loss of Won 12 billion in 2006.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. As of December 31, 2006, we hold a 2.88% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2003) and a 3.07% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.	Controls and Procedures

a.	Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

b.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, and under the supervision of, our principal executive, principal operating and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management has excluded POSCO Power Corporation, our wholly-owned subsidiary, from its assessment of internal control over financial reporting as of December 31, 2006 because we acquired the company in a purchase business combination in 2006. POSCO Power Corporation comprised approximately 2% of our consolidated sales in 2006 and approximately 3% of our consolidated total assets as of December 31, 2006.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2006, as stated in their report which is included herein, has issued an attestation report on management’s assessment of our internal control over financial reporting.

c.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the management’s assessment of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

d.	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

At our annual general meeting of shareholders in February 2007, our shareholders elected the following four members of the audit committee: E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun. In addition, they determined and designated that Yoon-Suk Suh is an “audit committee financial expert” within the meaning of this Item 16A. The board of directors have approved this newly elected audit committee, and reaffirmed the determination by our shareholders that Yoon-Suk Suh is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Samil Pricewaterhouse Coopers, during the fiscal years ended December 31, 2005 and 2006:

	For the Year Ended December 31,
	2005	2006
	(In millions of Won)

Audit fees	W1,064	W1,485
Audit-related fees	846	141
Tax fees	59	104
Other fees	—	—
Total fees	W1,969	W1,730

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2006:

					Total Number of	Maximum Number
					Shares Purchased as	of Shares that may
	Total Number of		Average Price		Part of Publicly	yet be Purchased
Period	Shares Purchased		Paid per Share		Announced Plans	under the Plans
			(In Won)

January 1 to January 31	—			—	—	—
February 1 to February 29	—			—	—	—
March 1 to March 31	—			—	—	—
April 1 to April 30	—			—	—	—
May 1 to May 31	1,347,417		W	261,759	1,347,417	396,318
June 1 to June 30	1,055,988			234,409	396,318	—
July 1 to July 31	613,815	(1)		240,064	—	—
August 1 to August 31	117,457	(1)		234,085	—	—
September 1 to September 30	73,292	(1)		238,035	—	—
October 1 to October 31	15,000	(1)		251,742	—	—
November 1 to November 30	8,000	(1)		271,934	—	—
December 1 to December 31	177,219	(1)		297,054	—	—

Total	3,408,188		W	249,729	1,743,735	—

(1)	Stocks purchased through the treasury stock fund

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
7.1	—	Computation of ratio of earnings to fixed charges
8.1	—	List of subsidiaries of POSCO
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO

(Registrant)

/s/  Ku-Taek Lee

Name: Ku-Taek Lee

Title:	Chief Executive Officer and Representative Director

Date: June 27, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
POSCO:

We have completed an integrated audit of POSCO’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of POSCO and its subsidiaries (the “Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of Korea. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15(b), that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded POSCO Power Corp. from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded POSCO Power Corp. from our audit of internal control over financial reporting. POSCO Power Corp. comprised approximately 2% of the Company’s 2006 consolidated sales and approximately 3% of the Company’s consolidated total assets at December 31, 2006.

/s/ Samil PricewaterhouseCoopers
Seoul, Republic of Korea
May 15, 2007

POSCO and Subsidiaries

Consolidated Balance Sheets
December 31, 2006 and 2005

					(Note 2)
	2006		2005		2006
	(In millions of Korean won
	and thousands of US dollar)

ASSETS
Current assets
Cash and cash equivalents, net of government grants (Notes 3 and 27)	W	936,288	W	653,364	$1,006,761
Short-term financial instruments (Notes 3, 13 and 27)		867,310		760,371	932,591
Trading securities (Note 4)		2,000,647		2,610,502	2,151,234
Current portion of available-for-sales securities (Note 7)		13,375		90,889	14,381
Current portion of held-to-maturity securities (Note 7)		153,476		2,688	165,028
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 13, 27 and 28)		3,491,659		3,044,720	3,754,472
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 17, 27 and 28)		246,804		241,587	265,381
Inventories, net (Notes 6, 13 and 29)		4,018,205		3,792,594	4,320,651
Deferred income tax assets (Note 25)		118,073		131,790	126,960
Other current assets, net of allowance for doubtful accounts (Note 11)		391,116		311,831	420,555

Total current assets		12,236,953		11,640,336	13,158,014
Property, plant and equipment, net (Notes 8, 13, 14 and 29)		14,643,120		12,271,710	15,745,290
Investment securities (Notes 7, 13, 27 and 29)		3,165,055		2,815,741	3,403,285
Intangible assets, net (Notes 9 and 29)		557,082		453,709	599,013
Long-term loans receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27, 28 and 29)		62,295		42,040	66,984
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27 and 29)		44,348		41,390	47,686
Deferred income tax assets (Notes 25 and 29)		266,866		39,922	286,953
Guarantee deposits (Notes 27 and 29)		60,368		49,081	64,911
Long-term financial instruments (Notes 3, 13, 27 and 29)		12,339		19,506	13,267
Other long-term assets, net of allowance for doubtful accounts and present value discount (Notes 5, 11 and 29)		100,647		133,875	108,224

Total assets	W	31,149,073	W	27,507,310	$33,493,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable (Notes 27 and 28)	W	1,507,227	W	1,145,729	$1,620,674
Short-term borrowings (Notes 12, 27 and 28)		1,238,749		859,774	1,331,988
Current portion of long-term debts, net of discount on debentures issued (Notes 13 and 27)		404,412		1,057,200	434,851
Accrued expenses (Note 27)		221,936		698,062	238,641
Other accounts and notes payable (Notes 27 and 28)		290,867		194,486	312,760
Withholdings (Note 27)		133,131		101,956	143,151
Income tax payable		701,037		1,366,847	753,803
Deferred income tax liabilities (Note 25)		77,541		645	83,377
Other current liabilities (Note 16)		507,395		456,864	545,589

Total current liabilities		5,082,295		5,881,563	5,464,834
Long-term debts, net of current portion and discount on debentures issued (Notes 13, 27 and 28)		2,725,502		1,131,270	2,930,648
Accrued severance benefits, net (Note 15)		331,006		274,812	355,920
Deferred income tax liabilities (Note 25)		460,342		213,867	494,992
Other long-term liabilities (Notes 14, 16 and 21)		148,186		132,121	159,338

Total liabilities		8,747,331		7,633,633	9,405,732

Commitments and contingencies (Note 17)
Shareholders’ equity
Common stock (Note 1)		482,403		482,403	518,713
Capital surplus (Note 18)		4,035,273		3,991,409	4,339,003
Retained earnings (Note 19)		18,863,333		16,168,892	20,283,154
( Net income: W3,314,181 million in 2006 and W4,022,492 million in 2005
Losses in excess of minority interest: W2,568 million in 2006 and W22,448 million in 2005)
Capital adjustments, net (Note 20)		(1,468,474)		(1,153,697)	(1,579,005)

		21,912,535		19,489,007	23,561,865

Minority interest
Common stock		251,479		174,457	270,408
Capital surplus and retained earnings		237,728		210,213	255,622

		489,207		384,670	526,030

Total shareholders’ equity		22,401,742		19,873,677	24,087,895

Total liabilities and shareholders’ equity	W	31,149,073	W	27,507,310	$33,493,627

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Income
Year Ended December 31, 2006, 2005 and 2004

							(Note 2)
	2006		2005		2004		2006
	(In millions of Korean won and thousands of US dollar,
	except per share amounts)

Sales (Notes 28 and 29)	W	25,842,326	W	26,301,788	W	23,973,053	$27,787,447
Cost of goods sold (Note 28)		19,896,764		18,767,195		17,360,706	21,394,370

Gross profit		5,945,562		7,534,593		6,612,347	6,393,077
Selling and administrative expenses (Note 23)		1,556,415		1,451,317		1,292,928	1,673,564

Operating income		4,389,147		6,083,276		5,319,419	4,719,513

Non-operating income
Interest and dividend income (Note 28)		182,832		161,135		141,054	196,594
Gain on foreign currency transactions		156,722		114,615		130,915	168,518
Gain on foreign currency translation		84,269		148,857		177,889	90,611
Gain on valuation of trading securities		19,467		15,357		22,497	20,932
Gain on disposal of trading securities		67,284		59,436		43,012	72,349
Gain on disposal of property, plant and equipment		19,144		24,225		13,769	20,585
Gain on valuation of derivatives (Note 22)		1,857		1,671		9,594	1,997
Gain on derivative transactions (Note 22)		15,477		3,857		12,452	16,642
Earnings of equity method investees (Note 7)		47,147		26,095		3,505	50,695
Gain on recovery of allowance for doubtful accounts		13,776		18,591		126,861	14,812
Gain on disposal of investments		8,183		2,973		7,304	8,799
Others		133,066		210,853		139,967	143,083

		749,224		787,665		828,819	805,617

Non-operating expenses
Interest expense (Note 28)		183,290		149,337		192,030	197,086
Other bad debt expense		70,370		30,146		16,229	75,667
Loss on foreign currency transactions		137,567		95,646		112,343	147,922
Loss on foreign currency translation		4,855		9,091		17,407	5,220
Losses of equity method investees (Note 7)		722		6,371		—	776
Donations (Note 24)		154,678		153,018		169,546	166,321
Loss on disposal of property, plant and equipment		54,179		42,815		29,086	58,257
Loss on valuation of derivatives (Note 22)		820		21,393		2,646	882
Loss on derivative transactions (Note 22)		40,363		9,000		9,332	43,401
Loss on impairment of investments		2,088		11,846		94,824	2,245
Others		204,847		854,089		165,273	220,265

		853,779		1,382,752		808,716	918,042

Extraordinary income		—		—		3,388	—

Net income before income tax expense and minority interest		4,284,592		5,488,189		5,342,910	4,607,088
Income tax expense (Note 25)		921,951		1,473,589		1,501,646	991,345

Net income before minority interest		3,362,641		4,014,600		3,841,264	3,615,743
Minority interest in income of consolidated subsidiaries		48,460		(7,892)		27,039	52,108

Net income	W	3,314,181	W	4,022,492	W	3,814,225	$3,563,635

Per share data(Note 26) (in Korean won and US dollar)
Basic and diluted ordinary income per share	W	42,115	W	50,790	W	47,155	$45.28
Basic and diluted earnings per share		42,115		50,790		47,185	45.28

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
Year Ended December 31, 2006, 2005 and 2004

	Common	Common		Capital		Retained		Capital		Minority
	Stock	Amount		Surplus		Earnings		Adjustments		Interest		Total
	(In millions of Korean won and thousands of US dollar)

Balance as of January 1, 2004	88,966,155	W	482,403	W	3,828,773	W	9,875,080	W	(1,229,988)	W	293,299	W	13,249,567
Net income for 2004	—		—		—		3,814,225		—		—		3,814,225
Effect of change in percentage of ownership of investees	—		—		1,527		1,167		—		—		2,694
Dividends	—		—		—		(524,602)		—		—		(524,602)
Change in losses in excess of minority interest (Note 19)	—		—		—		(10,042)		—		10,042		—
Retirement of treasury stock	(1,779,320)		—		—		(304,711)		—		—		(304,711)
Change in treasury stock	—		—		63,695		—		158,025		—		221,720
Overseas operations translation adjustment	—		—		—		—		(126,552)		—		(126,552)
Changes in valuation gain and loss on investment securities	—		—		—		—		51,933		—		51,933
Effect of change in percentage of minority interest	—		—		—		—		—		(22,488)		(22,488)
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		27,038		27,038
Others	—		—		1,383		1		(4,152)		—		(2,768)

Balance as of December 31, 2004	87,186,835	W	482,403	W	3,895,378	W	12,851,118	W	(1,150,734)	W	307,891	W	16,386,056

Balance as of January 1, 2005	87,186,835	W	482,403	W	3,895,378	W	12,851,118	W	(1,150,734)	W	307,891	W	16,386,056
Net income for 2005	—		—		—		4,022,492		—		—		4,022,492
Effect of change in scope of consolidation (Note 1)	—		—		167		3,981		—		—		4,148
Effect of change in percentage of ownership of investees	—		—		(12,893)		598		—		—		(12,295)
Dividends	—		—		—		(680,794)		—		—		(680,794)
Change in losses in excess of minority interest (Note 19)	—		—		—		(22,448)		—		22,448		—
Change in treasury stock	—		—		108,018		—		(279,061)		—		(171,043)
Overseas operations translation adjustment	—		—		—		—		(11,524)		—		(11,524)
Changes in valuation gain and loss on investment securities	—		—		—		—		290,143		—		290,143
Effect of change in percentage of minority interest	—		—		—		—		—		62,223		62,223
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		(7,892)		(7,892)
Others	—		—		739		(6,055)		(2,521)		—		(7,837)

Balance as of December 31, 2005	87,186,835	W	482,403	W	3,991,409	W	16,168,892	W	(1,153,697)	W	384,670	W	19,873,677

Balance as of January 1, 2006	87,186,835	W	482,403	W	3,991,409	W	16,168,892	W	(1,153,697)	W	384,670	W	19,873,677
Net income for 2006	—		—		—		3,314,181		—		—		3,314,181
Effect of change in scope of consolidation (Note 1)	—		—		(1,012)		40,649		—		—		39,637
Effect of change in percentage of ownership of investees	—		—		(8,645)		—		—		—		(8,645)
Dividends	—		—		—		(636,487)		—		—		(636,487)
Change in losses in excess of minority interest (Note 19)	—		—		—		(2,568)		—		2,568		—
Change in treasury stock	—		—		50,565		—		(711,485)		—		(660,920)
Overseas operations translation adjustment (Note 20)	—		—		—		—		(51,839)		—		(51,839)
Changes in valuation gain and loss on investment securities (Note 20)	—		—		—		—		462,912		—		462,912
Effect of change in percentage of minority interest	—		—		—		—		—		53,509		53,509
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		48,460		48,460
Others	—		—		2,956		(21,334)		(14,365)		—		(32,743)

Balance as of December 31, 2006	87,186,835	W	482,403	W	4,035,273	W	18,863,333	W	(1,468,474)	W	489,207	W	22,401,742

Balance as of January 1, 2006	87,186,835		$518,713		$4,291,838		$17,385,906		$(1,240,535)		$413,624		$21,369,546
Net income for 2006	—		—		—		3,563,635		—		—		3,563,635
Effect of change in scope of consolidation (Note 1)	—		—		(1,088)		43,709		—		—		42,621
Effect of change in percentage of ownership of investees	—		—		(9,296)		—				—		(9,296)
Dividends	—		—		—		(684,394)		—		—		(684,394)
Change in losses in excess of minority interest (Note 19)	—		—		—		(2,762)		—		2,762		—
Change in treasury stock	—		—		54,371		—		(765,037)		—		(710,666)
Overseas operations translation adjustment (Note 20)	—		—		—		—		(55,741)		—		(55,741)
Changes in valuation gain and loss on investment securities (Note 20)	—		—		—		—		497,755		—		497,755
Effect of change in percentage of minority interest	—		—		—		—		—		57,537		57,537
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		52,107		52,107
Others	—		—		3,178		(22,940)		(15,447)		—		(35,209)

Balance as of December 31, 2006	87,186,835		$518,713		$4,339,003		$20,283,154		$(1,579,005)		$526,030		$24,087,895

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows
Year Ended December 31, 2006, 2005 and 2004

							(Note 2)
	2006		2005		2004		2006
	(In millions of Korean won and thousands of US dollar)

Cash flows from operating activities
Net income	W	3,314,181	W	4,022,492	W	3,814,225	$3,563,635

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,782,738		1,612,556		1,565,361	1,916,923
Accrual of severance benefits		144,931		213,082		192,648	155,840
Provision for doubtful accounts, net		173,931		115,865		(56,961)	187,024
Gain on foreign currency translation, net		(76,453)		(138,296)		(165,136)	(82,208)
Gain on valuation of trading securities, net		(18,863)		(15,124)		(22,497)	(20,282)
Loss (gain) on valuation of derivatives, net		(1,037)		19,722		(6,948)	(1,115)
Loss (gain) on derivatives transaction, net		24,886		5,143		(3,120)	26,759
Gain on disposal of trading securities and investments, net		(66,507)		(58,865)		(42,159)	(71,513)
Loss on disposal of property, plant and equipment, net		35,035		18,590		15,317	37,672
Earnings of equity method investees, net		(46,425)		(19,724)		(3,505)	(49,919)
Minority interest in income of consolidated subsidiaries		48,460		(7,892)		27,039	52,107
Others		374,968		391,778		382,045	403,190

		2,375,664		2,136,835		1,882,084	2,554,478

Changes in operating assets and liabilities
Decrease(Increase) in trade accounts and notes receivable		(398,201)		45,112		(869,353)	(428,173)
Increase in inventories		(380,143)		(706,528)		(903,532)	(408,756)
Increase in other accounts and notes receivable		(30,932)		(94,499)		(63,329)	(33,260)
Increase in accrued income		(26,205)		(19,757)		33,906	(28,178)
Increase in advance payments		(73,034)		(83,702)		1,076	(78,531)
Increase in prepaid expenses		(5,009)		(1,360)		(1,565)	(5,386)
Increase(Decrease) in trade accounts and notes payable		272,270		(170,131)		317,983	292,764
Increase(Decrease) in other accounts and notes payable		122,673		(7,571)		73,813	131,906
Increase(Decrease) in advances received		78,449		(7,888)		104,073	84,354
Increase(Decrease) in accrued expenses		(459,579)		493,376		52,874	(494,171)
Increase(Decrease) in income tax payable		(715,691)		281,240		486,198	(769,560)
Deferred income tax, net		(59,480)		(151,602)		137,986	(63,957)
Payment of severance benefits		(36,817)		(84,049)		(28,346)	(39,588)
Increase in group severance insurance deposits		(48,880)		(98,790)		(95,848)	(52,559)
Increase(Decrease) in other current liabilities		5,855		(30,479)		(4,598)	6,296
Others		(35,515)		(58,375)		8,247	(38,189)

		(1,790,239)		(695,003)		(750,415)	(1,924,988)

Net cash provided by operating activities		3,899,606		5,464,324		4,945,894	4,193,125

Cash flows from investing activities
Disposal of trading securities		15,322,978		12,758,304		10,482,755	16,476,321
Acquisition of trading securities		(14,516,637)		(12,536,599)		(10,546,422)	(15,609,287)
Disposal of available-for-sale securities		145,990		347,987		27,558	156,978
Acquisition of available-for-sale securities		(669,732)		(620,686)		(194,344)	(720,142)
Disposal of short-term financial instruments		1,516,362		1,322,222		1,416,087	1,630,497
Acquisition of short-term financial instruments		(1,610,510)		(1,434,935)		(1,354,342)	(1,731,732)
Disposal of long-term financial instruments		113,339		1,509		3	121,870
Acquisition of property, plant and equipment		(3,709,422)		(3,360,537)		(2,265,074)	(3,988,626)
Disposal of property, plant and equipment		425,976		66,273		74,041	458,039
Collection of short-term loans		64,436		107,484		100,983	69,286
Short-term loans provided		(62,641)		(119,033)		(39,864)	(67,356)
Long-term loans provided		(6,388)		(33,406)		(4,665)	(6,869)
Acquisition of intangible assets		(131,575)		(81,605)		(89,739)	(141,479)
Acquisition of other investment assets		(131,096)		(239,211)		(1,083,445)	(140,962)
Others		(130,556)		77,816		90,326	(140,383)

Net cash used in investing activities		(3,379,476)		(3,744,417)		(3,386,142)	(3,633,846)

Cash flows from financing activities
Proceeds from short-term borrowings		4,119,189		4,828,860		5,847,951	4,429,236
Proceeds from long-term debt		2,160,279		594,312		280,038	2,322,881
Proceeds from other long-term liabilities		15,535		497,193		72,136	16,704
Disposal of treasury stock		69,779		931,664		81,724	75,031
Repayment of current portion of long-term debt		(1,188,281)		(1,040,410)		(1,018,064)	(1,277,722)
Repayment of short-term borrowings		(3,821,014)		(4,715,293)		(5,861,889)	(4,108,617)
Repayment of long-term debt		(165,212)		(328,037)		(106,558)	(177,648)
Payment of cash dividends		(636,487)		(680,794)		(524,570)	(684,394)
Acquisition of treasury stock		(851,123)		(1,295,163)		(304,712)	(915,186)
Repayment of other long-term liabilities		(78,173)		(398,998)		(76,300)	(84,057)
Others		148,808		29,024		(39,477)	160,010

Net cash used in financing activities		(226,700)		(1,577,642)		(1,649,721)	(243,762)

Effect of exchange rate changes on cash and cash equivalents		(15,245)		(4,425)		(22,267)	(16,393)

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		4,364		33,939		382	4,693

Net increase(decrease) in cash and cash equivalents		282,549		171,779		(111,854)	303,817
Cash and cash equivalents
Beginning of the period		653,871		482,092		593,946	703,087

End of the period	W	936,420	W	653,871	W	482,092	$1,006,904

Supplemental cash flow information for the years ended December 31 is follows:

	2006		2005		2004		2006
	(In millions of Korean won and thousands of US dollar)

Cash paid during the year for interest	W	179,501	W	154,240	W	214,845	$193,012

Cash paid during the year for Income tax		1,305,077		1,443,439		854,899	1,403,309

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

1.	Consolidated Companies

General descriptions of POSCO, the controlling company, and its controlled subsidiaries (Collectively the “Company”), including POSCO Engineering & Construction Co., Ltd. (POSCO E & C) and 17 other domestic subsidiaries and 34 overseas subsidiaries, whose accounts are included in the consolidated financial statements, and 17 equity-method investees, are provided below.

The Controlling Company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants and one office in Korea, and seven liaison offices overseas. POSCO operates its principal market in the domestic market in Korea and concentrates export and overseas sales in the Asia Pacific region including Japan, China and other countries.

As of December 31, 2006, POSCO’s shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Corporation	2,496,272	2.86
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	2,330,000	2.67
Others	79,879,253	91.62

	87,186,835	100.00

As of December 31, 2006, the shares of POSCO are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York, London and Tokyo Stock Exchanges.

Consolidated Subsidiaries

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2006:

				Number of				Percentage of		Percentage of
	Primary			Outstanding	Number of Shares			Ownership		Ownership of
Subsidiaries	Business	Net Assets		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
	(In millions of Korean Won)(1)

Domestic
POSCO E & C	Engineering and construction	W	1,106,668	30,000,000	27,281,080	—	27,281,080	90.94	Pohang	—
Posteel Co., Ltd.	Steel sales and service		293,447	18,000,000	17,155,000	—	17,155,000	95.31	Pohang	—

POSCON Co., Ltd.	Electronic control devices manufacturing		129,593	3,519,740	3,098,610	—	3,098,610	88.04	Pohang	—
Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		267,016	6,000,000	4,000,000	—	4,000,000	66.67	Pohang	—
POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance		51,062	1,700,000	1,700,000	—	1,700,000	100.00	Pohang	—
POSDATA Co., Ltd.	Computer hardware and software		159,511	81,551,600	50,440,720	—	50,440,720	61.85	Sungnam	—
	distribution
POSCO Research Institute	Economic research		23,010	3,800,000	3,800,000	—	3,800,000	100.00	Seoul	—
	and consulting
Seung Kwang Co., Ltd.	Athletic facilities		43,647	3,945,000	2,737,000	1,208,000	3,945,000	100.00	Suncheon	POSCO E & C
	operation									(30.62)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

				Number of				Percentage of		Percentage of
	Primary			Outstanding	Number of Shares			Ownership		Ownership of
Subsidiaries	Business	Net Assets		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
	(In millions of Korean Won)(1)

POS-AC Co., Ltd.	Architecture and	W	23,294	230,000	230,000	—	230,000	100.00	Seoul	—
	consulting
POSCO Specialty Steel Co., Ltd. (Formerly Changwon Specialty Steel Co., Ltd.)	Specialty steel manufacturing		436,303	26,000,000	26,000,000	—	26,000,000	100.00	Changwon	—
POSCO Machinery Co., Ltd.	Machinery installation		33,135	1,000,000	1,000,000	—	1,000,000	100.00	Gwangyang	—
POSTECH Venture Capital Corp.	Investment in venture companies		32,740	6,000,000	5,700,000	—	5,700,000	95.00	Pohang	—
POSCO Refractories & Environment Company Ltd. (POSREC)	Manufacturing		120,342	5,907,000	3,544,200	—	3,544,200	60.00	Pohang	—
POSCO Terminal Co., Ltd.	Distribution and warehousing		32,600	5,000,000	2,550,000	—	2,550,000	51.00	Gwangyang	—
Posmate Co., Ltd. (Formerly Dongwoosa Service Inc.)	Facilities management		31,385	714,286	214,286	—	214,286	30.00	Seoul	—
Samjung Packing & Aluminum Co., Ltd.	Packing materials manufacturing		68,955	3,000,000	270,000	831,756	1,101,756	36.73	Pohang	Posmate Inc. (27.73)
POSCO Power Corp.	Generation of Electricity		489,762	40,000,000	40,000,000	—	40,000,000	100.00	Seoul	—(3)
POSTECH 2006 Energy Fund	Investment in new technology		28,619	—	—	—	—	22.11	Seoul	POSTECH Venture Capital Corp. (10.53)(2)(3) POSCO Power Corp.(11.58)
POSCO America Corporation (POSAM)	Steel trading		111,614	317,806	316,051	1,755	317,806	100.00	U.S.A.	POSCAN (0.55)
POSCO Australia Pty. Ltd. (POSA)	Steel trading		88,772	761,775	761,775	—	761,775	100.00	Australia	—
POSCO Canada Ltd. (POSCAN)	Coal trading		59,582	1,099,885	—	1,099,885	1,099,885	100.00	Canada	Posteel (100.00)
POSCO Asia Co.,Ltd. (POA)	Steel trading		18,353	9,360,000	9,360,000	—	9,360,000	100.00	Hongkong	—
VSC POSCO Steel Corporation (VPS)	Steel manufacturing		11,352	—	—	—	—	40.00	Vietnam	Posteel (5.00) Posteel (15.00)(2)
DALIAN POSCO — CFM Coated Steel Co., Ltd.	Coated steel manufacturing		12,894	—	—	—	—	55.00	China	POSCO-China Holding Corp. (10.00)(2)
POS-Tianjin Coil Center Co., Ltd.	Steel service center		7,880	—	—	—	—	70.00	China	Posteel (60.00)(2)
POSMETAL Co., Ltd.	Steel service center		6,304	6,000	—	3,000	3,000	50.00	Japan	Posteel (50.00)
Shanghai Real Estate Development Co., Ltd.	Real estate rental		76,688	—	—	—	—	100.00	China	POSCO E & C (100.00)(2) POSCO E & C
IBC Corporation	Real estate rental		21,958	—	—	—	—	60.00	Vietnam	(60.00)(2)
POSLILAMA Steel Structure Co., Ltd.	Steel structure fabrication and sales		(14,075)	—	—	—	—	70.00	Vietnam	POSCO E & C (60.00), Posteel (10.00)(2)
Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS)	Stainless steel manufacturing		481,471	—	—	—	—	82.48	China	POSCO-China Holding Corp. (23.88)(2)
Guangdong Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		18,377	—	—	—	—	95.19	China	POSCO-China Holding Corp.
										(11.52)(2)
POSCO-Thailand Co., Ltd.	Steel service center		15,247	5,941,570	2,327,288	2,136,187	4,463,475	75.12	Thailand	Posteel (35.95)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

				Number of				Percentage of		Percentage of
	Primary			Outstanding	Number of Shares			Ownership		Ownership of
Subsidiaries	Business	Net Assets		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
	(In millions of Korean Won)(1)

Zhangjiagang POSHA Steel Port Co., Ltd. (ZPSP)	Depot service	W	12,391	—	—	—	—	90.00	China	POSCO E & C (25.00), ZPSS (65.00)(2)
POSCO Investment Co., Ltd.	Finance		64,793	5,000,000	5,000,000	—	5,000,000	100.00	Hongkong	—
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing		63,728	—	—	—	—	80.00	China	POSCO-China Holding Corp. (10.00)(2)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel service center		21,279	—	—	—	—	100.00	China	POSCO-China Holding Corp. (10.00)(2)

POSEC-Hawaii Inc.	Construction		15,186	24,400	—	24,400	24,400	100.00	U.S.A.	POSCO E & C (100.00)
POS-Qingdao Coil Center Co., Ltd.	Steel service center		7,876	—	—	—	—	100.00	China	Posteel (100.00)(2)
POS-ORE Pty. Ltd.	Iron ore mining and trading		27,994	17,500,001	—	17,500,001	17,500,001	100.00	Australia	POSA (100.00)
POSCO-China Holding Corp.	Investment		167,666	—	—	—	—	100.00	China	—(2)
POSCO-JAPAN Co., Ltd.	Steel trading		49,481	90,438	90,438	—	90,438	100.00	Japan	—
POSCO Engineering & Consulting Co., Ltd. (Zhangjiagang)	Facilities manufacturing		5,104	—	—	—	—	100.00	China	POSCO E & C (100.00)(2)
POS-CD Pty. Ltd.	Coal trading		9,360	12,550,000	—	12,550,000	12,550,000	100.00	Australia	POSA (100.00)
POS-GC Pty. Ltd.	Coal trading		7,813	11,050,000	—	11,050,000	11,050,000	100.00	Australia	POSA (100.00)
POSCO — India Private Ltd.	Coal trading		47,608	225,000,000	224,999,999	—	224,999,999	100.00	India	—
POS-India Steel Processing Centre Pvt. Ltd.	Steel service center		13,746	65,790,858	42,764,058	—	42,764,058	65.00	India	—
POS-NPC	Steel service center		(504)	20,000	—	18,000	18,000	90.00	Japan	POSCO-JAPAN (90.00)(3)
POSCO-Foshan Steel Processing Center Co.,Ltd.	Steel service center		13,325	—	—	—	—	100.00	China	POA(40.00) POSCO-China (60.00)(2),(3)
POSCAN Elkview Coal Ltd.	Coal trading		28,646	304,016	—	304,016	304,016	100.00	Canada	POSCAN (100.00)
POS-MPC S.A. de C.V.	Steel service center		13,308	—	—	—	—	61.00	Mexico	POSAM (61.00)(2),(3)
Zhangjigang Pohang Port Co., Ltd.	Raw material and steel depot service		9,743	—	—	—	—	100.00	China	ZPSS(47.30) ZPSP(27.70) POSCO-China (25.00)(2),(3)
POSCO-Vietnam Co., Ltd.	Cold-rolled steel manufacturing and sales		34,512	—	—	—	—	100.00	Vietnam	—(2),(3)

(1)	Net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	No shares have been issued in accordance with the local laws and regulations.

(3)	These subsidiaries are newly included in the consolidation.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Equity-Method Investees

The following table sets forth certain information with regard to equity-method investees as of December 31, 2006:

							Percentage of		Percentage of
	Primary			Number of Shares			Ownership		Ownership of
Investees	Business	Net Assets		POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
	(In millions of Korean Won)(1)

Domestic
eNtoB Corporation	E-business	W	20,936	560,000	180,000	740,000	23.13	Seoul	POSDATA and others (5.63)
MIDAS Information Technology Co., Ltd.	Engineering		16,889	—	866,190	866,190	25.46	Seoul	POSCO E & C (25.46)
Songdo New City Development Inc.	Real estate		(119,916)	—	—	—	29.90	Seoul	POSCO E&C (29.90)3
SNNC Co., Ltd.	Fe-Cr manufacturing		38,402	3,822,000	—	3,822,000	49.00	Gwangyang	—(2)
Gale International Korea, Inc.	Real estate		7,527	—	—	—	29.90	Seoul	POSCO E&C (29.90)3
Foreign
KOBRASCO	Steel trading		74,422	2,010,719,185	—	2,010,719,185	50.00	Brazil	—(2)
Fujiura Butsuryu Center Co., Ltd.	Warehousing		2,782	—	600	600	30.00	Japan	POSCO-JAPAN (30.00)
USS — POSCO Industries (UPI)	Steel processing		121,016	—	—	—	50.00	U.S.A.	POSAM (50.00)(2),(3)
Poschrome (Proprietary) Limited	Fe-Cr manufacturing		24,253	21,675	—	21,675	25.00	Republic of South Africa	—
Guangdong Xingpu Steel Center Co., Ltd.	Steel processing		13,773	—	—	—	21.00	China	Posteel (10.50)(3)
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing		9,422	2,345,558	4,573,842	6,919,400	29.50	India	Posteel (19.50)
POSCO Bioventures LP.	Investment in companies in the bio-tech industry		29,271	—	—	—	100.00	U.S.A.	POSAM (100.00)(3),(4)
POSVINA Co., Ltd.	Steel manufacturing		4,305	—	—	—	50.00	Vietnam	—(2),(3)
POSMMIT Steel Centre SDN BHD (POSMMIT)	Steel service center		13,064	4,200,000	—	4,200,000	30.00	Malaysia	—
PT POSMI Steel Indonesia (POSMI)	Steel service center		8,291	1,193	3,579	4,772	37.87	Indonesia	Posteel (28.40)(2)
CAML Resources Pty. Ltd.	Material Processing		55,332	—	3,239	3,239	33.34	Australia	POSA(33.34)(2)
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.	Material Processing		10,574	—	—	—	30.00	China	POSCO-China (30.00)(3)

(1)	Net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	The Company owns over 30% equity interest in KOBRASCO, UPI, POSMI, POSVINA Co., Ltd and CAML Resources Pty. Ltd. As the Company is not the major shareholder, they were excluded from consolidation.

(3)	No shares have been issued in accordance with the local laws and regulations.

(4)	The Company owns 100% equity interest in POSCO Bioventures LP. However, due to an agreement with POSCO Bioventures LP., which prohibits the Company from engaging in management activities, POSCO Bioventures LP. was excluded from consolidation.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Subsidiaries Excluded from the Consolidated Financial Statements

									Percentage of
				Number of Shares			Percentage of		Ownership of
Investees	Primary Business	Net Assets		POSCO	Subsidiaries	Total	Ownership (%)	Location	Subsidiaries (%)
	(In millions of Korean Won)(1)

Domestic
Metapolis Co., Ltd.	Construction	W	38,477	—	400,500	400,500	40.05	Hwasung	POSCO E & C (40.05)(2)
Aroma Soft Corp.	Software consulting, reseach, and development		6,497	—	1,004,080	1,004,080	22.35	Seoul	POSTECH Venture Capital Corp. (22.35)(2)
Applied Science Corp.	Semiconductor componants manufacturing		665	—	33,870	33,870	29.97	Seoul	POSTECH Venture Capital Corp. (29.97)(2)
POSBRO Co., Ltd.	WiBro Multi-Player terminals R&D and sales		395	—	1,224,000	1,224,000	51.00	Gunpo	POSDATA (51.00)(4)
PHP Co., Ltd.	Rental residence construction and management		300	—	400,000	400,000	100.00	Incheon	POSCO E & C (100.00)(4)
Foreign
PT. POSNESIA Stainless Steel Industry	STS/CR		11,458	29,610,000	—	29,610,000	70.00	Indonesia	—(3)
Myanmar- POSCO Steel Co., Ltd.	Steel manufacturing and sales		3,506	13,440	—	13,440	70.00	Myanmar	—(5)
Dalian Poscon Dongbang Automatic Co., Ltd.	Facilities manufacturing		1,437	—	—	—	70.00	China	POSCON (70.00)(2)
Qingdao Posco Steel Processing Co., Ltd.	Steel service center		1,321	—	—	—	100.00	China	POA (100.00)(2)
VECTUS Ltd.	Transportation (transportation system, PRT)		4,219	—	3,250,000	3,250,000	100.00	U.K.	POSTEEL (76.93) POSCON (7.69) POSDATA (7.69)(2) POSCO Machinery & Engineering (7.69)
Yingkou Putie Furnace Refractories Co., Ltd.	Manufacturing		132	—	—	—	25.00	China	POSREC (25.00)(2)
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing		4,030	—	—	—	35.00	China	POSREC (35.00)(2)
POSCO E&C (Beijing) Co., Ltd.	Construdtion and engineering		6,381	—	—	—	100.00	China	POSCO E & C (100.00)(2)
Zhangjiagang Pohang Refractories Co., Ltd.	Manufacturing		1,166	—	—	—	50.00	China	POSREC (50.00)(2)
POSCO Engineering & Construction Nigeria, Ltd.	Construdtion and engineering		1,929	—	—	—	100.00	Nigeria	POSCO E & C (100.00)(4)
Nickel Mining Company SAS	Fe-Cr manufacturing		57	490	—	490	49.00	New Caledonia	—(4)
POSDATA-China	Computer service		193	—	—	—	100.00	China	POSDATA (100.00)(4)
POS-YPC Co., Ltd	Steel manufacturing, warehousing, and shipping		(169)	—	34,000	34,000	69.40	Japan	POSCO-Japan (69.4)(4)
POSK Steel (Pinghu) Processing Center Co., Ltd.	Steel manufacturing and sales		4,653	—	—	—	20.00	China	—(4)

(1)	The net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	Total assets were less than W7,000 million as of December 31, 2006.

(3)	The investee is in the process of liquidation as of December 31, 2006.

(4)	The capital investment was less than W7,000 million as of December 31, 2006.

(5)	The investee has shut down operations as of December 31, 2006.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Change in Scope of Consolidation

The consolidated financial statements now include the accounts of POS-NPC Co., Ltd. and POSCO-Foshen Steel Processing Center Co., Ltd. as their total assets exceeded W7,000 million as of December 31, 2005. POS-MPC S.A. de C.V., Zhangjigang Pohang Port Co., Ltd., and POSCO-Vietnam Co., Ltd. are included in the consolidated financial statements as the Company made an investment to establish these entities during 2006 and has more than 50% ownership interest.. POSCO also established POSTEC 2006 Energy Fund during 2006 and holds less than 50% ownership interest. POSCO consolidates POSTEC 2006 Energy Fund because it has control over the entity by having the ability to appoint majority of the board of directors.

As a result, the total assets, sales, shareholders’ equity and net income of the consolidated financial statements as of December 31, 2006, increased by W1,204,151 million, W613,292 million, W705,627 million, and W217,190 million, respectively.

Following are the subsidiaries which were consolidated in the prior year, but excluded from consolidation as of December 31, 2006.

Subsidiaries	Location	Reason

Myanmar- POSCO Steel Co., Ltd.	Myanmmar	Suspension of business
Korea Energy Investment, Ltd.	Korea	Disolved after being merged by POSCO Power Corp.
SEO MUEUN Development Inc.	Korea	Cancelation of management agreement

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements for December 31, 2006, are summarized below:

Basis of Consolidated Financial Statements Presentation

POSCO and its domestic subsidiaries maintain their accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of POSCO and its domestic subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

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

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these standards in its consolidated financial statements covering periods

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

beginning January 1, 2005. In addition, as SKFAS Nos. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these standards in its consolidated financial statements for the year ended December 31, 2006.

In addition, the Company adopted early the Korea Accounting Institute’s Accounting Implementation Guide 06-2 and changed its method accounting for income taxes on temporary differences in relation to investments in subsidiaries and equity method investees to comply with the new requirement. The effect was a decrease in net income for 2006 by W16,311 million. The consolidated financial statements as of and for the year ended December 31, 2005, have been retroactively restated to reflect the accounting changes pursuant to SKFAS No. 1.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company records differences between the investment account and corresponding capital account of subsidiaries as a goodwill or a negative goodwill, and such differences are amortized over the estimated useful lives using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations. The Company records the equity of the consolidated subsidiaries, which is not included in the equity of the controlling company, as a minority interest in consolidated subsidiaries. In addition, if losses of the consolidated subsidiaries, included in minority interest, are in excess of minority interest, the deficit in excess of minority interest is charged to the equity of the controlling company. Until losses charged to the equity of the controlling company are recovered, all gains on related consolidated subsidiaries are recognized in the equity of the controlling company.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

For certain other subsidiaries, inventories are stated at the lower of cost or market, generally with cost being determined using the gross average method, moving-average method or first-in, first-out (FIFO) method. Individual accounting policies on inventories of POSCO and each subsidiary are enumerated on pages 32 and 33.

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

Investments in Affiliates

Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustment or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

not recognized during the periods when the equity method was suspended. If the book value of the investee has changed due to the capital increase of the investee, net losses not recognized in the prior periods are reflected in equity method investment securities as an adjustment to retained earnings.

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

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates. The Company believes that if the financial statements were reviewed, differences between unreviewed and reviewed financial statements would not have a material effect on the consolidated financial statements of the Company.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Individual depreciation methods for property, plant and equipment of POSCO and each subsidiary are enumerated on pages 32 and 33. Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated
Useful Lives

Buildings and structures	5-60 years
Machinery and equipment	3-25 years
Tools	4-20 years
Vehicles	3-10 years
Furniture and fixtures	3-20 years

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Intangible Assets

Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

	Estimated
	Useful Lives

Goodwill	5 years
Negative goodwill	5-10 years
Intellectual property rights	5-10 years
Port facilities usage rights	1-75 years	(2)
Land usage rights	20-50 years	(2)
Deferred development expenses		(1)
Long term power capacity rights	contract term
Other intangible assets	2-25 years

(1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(2)	Port facilities usage rights and land usage rights represent the rights to use certain port facilities and land. Estimated useful lives of those rights whose estimated useful lives of 20 years or more are determined based on the term of contractual rights.

As of December 31, 2006, port facilities usage rights are related to the quay and inventory yard donated by POSCO in April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. In connection with the acquisition of POSCO Power Corp., the Company recognize intangible asset relating to the electricity power supply agreement, entered into with Korea Electric Power Corporation. The fair value of the agreement is recorded as long-term electricity supply contract rights as of the balance sheet date.

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

Restructuring of Receivables

The Company recognizes losses on doubtful receivables from financially troubled companies being restructured under work-out plans or other similar rescheduling agreements if the total discounted future cash receipts of such receivables as specified under the modified terms of the work-out plans or other similar rescheduling agreements are less than the nominal amount of the receivables.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date. In addition, in accordance with the applicable laws and regulations, POSAM and 33 other overseas subsidiaries recorded the amount, which would be payable to employees at the time of termination, as accrued severance benefits.

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

Derivative Instruments

The Company enters into derivative transactions to hedge against financial risks. Derivatives are required to be recorded on the balance sheets at fair value and classified into: cash flow hedges, fair market value hedges and transactions entered into for nontrading purposes that do not qualify for hedge accounting treatment or otherwise hedge accounting treatment is not applied. When derivatives qualify for cash flow hedges, unrealized holding gains and losses of the derivatives are recorded as capital adjustments in the balance sheet and recognized in the statement of earnings when the hedged item affects earnings. When derivatives qualify for fair market value hedge, unrealized holding gains and losses of the derivatives as well as the changes in the fair value of the hedged items are recorded in the statement of income. If the contract expires, the gains and losses from fair value hedge transactions are charged to earnings and the gains and losses from cash flow hedge transaction are offset against the gains and losses from hedged transactions.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

Reclassification of Prior Year Consolidated Financial Statement Presentation

Certain amounts in consolidated financial statements as of and for the year ended December 31, 2005, have been reclassified to conform to the December 31, 2006 consolidated financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

Income Taxes

The company estimates tax expenses as the sum of current income taxes imposed and any accrued taxes which is adjusted for changes in deferred taxes. The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely that such deferred tax assets will be realized. Income tax effect of temporary differences is reflected as income tax expenses in the period incurred, and income tax effect of temporary differences in relation to item in shareholders’ equity is directly reflected in the related shareholders’ equity account. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the year.

Deferred tax assets and liabilities in the balance sheet are classified into current and non-current portion, and within each classification, deferred tax assets and deferred tax liabilities are offset and recorded.

Impairment of Assets

The Company assesses the potential impairment of assets which are not recorded at fair value when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the asset, net of accumulated depreciation or amortization, if any, before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Capitalization of Financing Expenses

Financing expense on borrowings associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company chooses to

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year to complete from the initial date to the date of the estimated completion of the manufacturing, acquisition and construction.

Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow, or the contingent asset in case of an inflow, is made in the notes to the consolidated financial statements.

Sale of Receivables

The Company sells or discounts certain amounts or notes receivable to financial institutions and accounts for these transactions as sale of the receivables if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.

Treasury Stock

In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from gain on disposal of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.

Stock Appreciation Rights

Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the differences between the base unit price at the date of grant and the moving weighted average of quoted market price at the end of the period proportionally recognized over the vesting period and adjusted for previous recognized expense.

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

United States Dollar Amounts

The Company operates primarily in Korean won and its accounting records are maintained in Korean won. The U.S. dollars amounts, provided herein, represent supplementary information, solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at US$1:W930.00, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 29, 2006. The U.S. dollar amounts are unaudited and are not presented in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or any other rate.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Cost determination methods for Inventories and Depreciation methods for Property, Plant and Equipment of POSCO and its Controlled Subsidiaries are as follow:

Depreciation of Property,
Company	Inventories(1)	Plant and Equipment

POSCO	Moving-average method	Straight-line method
POSCO E & C	²	²
Posteel Co., Ltd.	²	²
POSCON Co., Ltd.	²	Straight-line method, Declining-balance method
Pohang Coated Steel Co., Ltd.	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Moving-average method	²
POSDATA Co., Ltd.	²	²
POSCO Research Institute	N/A	²
Seung Kwang Co., Ltd.	Gross average method	Straight-line method, Declining-balance method
POS-AC Co., Ltd.	N/A	²
POSCO Specialty Steel Co., Ltd.	Moving-average method	Straight-line method
POSCO Machinery Co., Ltd.	²	²
POSTECH Venture Capital Co., Ltd.	N/A	Declining-balance method
POSCO Refractories & Environment Company Ltd. (POSREC)	Moving-average method	Straight-line method, Declining-balance method
POSCO Terminal Co., Ltd.	N/A	²
Samjung Packing & Aluminum Co., Ltd.	²	²
Posmate Co., Ltd.	²	Declining-balance method
POSCO Power Co., Ltd.	Moving-average method	Straight-line method
Postech 2006 Energy Fund	N/A	N/A
POSCO America Corp. (POSAM)	Moving-average method	²
POSCO Australia Pty. Ltd. (POSA)	Gross average method	²
POSCO Canada Ltd. (POSCAN)	²	Straight-line method, Unit of production method
POSCO Asia Co., Ltd. (POA)	N/A	Declining-balance method
VSC POSCO Steel Corporation (VPS)	Moving-average method	Straight-line method
DALIAN POSCO — CFM Coated Steel Co., Ltd.	²	²
POS-Tianjin Coil Center Co., Ltd.	²	²
POSMETAL Co., Ltd.	²	²
Shanghai Real Estate Development Co., Ltd.	N/A	²
IBC Corporation	Specific identification method	²
POSLILAMA Steel Structure Co., Ltd.	Moving-average method	²
Zhangjiagang Pohang Stainless Steel Co., Ltd.	²	²
Guangdong Pohang Coated Steel Co., Ltd.	²	²
POS-THAI Steel Service Center Co., Ltd.	²	²
Qingdao Pohang Stainless Steel Co., Ltd.	²	²
Zhangjiagang POSHA Steel Port Co., Ltd.	²	²
POSCO Investment Co., Ltd.	N/A	²
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Moving-average method	²
POS-Qingdao Coil Center Co., Ltd.	Moving-average method	Straight-line method
POSCO-China Holding Corp.	N/A	²
POS-ORE Pty. Ltd.	²	²
POSCO-Japan Co., Ltd.	Gross average method	²
POSEC-Hawaii Inc.	N/A	²
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	²	²
POS-GC Pty. Ltd.	Gross average method	²
POS-CD Pty. Ltd.	²	²
POSCO-India Private Ltd.	N/A	²
POS-India Steel Processing Centre Pvt. Ltd.	²	²
POS-NPC Co., Ltd.	Moving-average method	²
POSCO-Foshan Steel Processing Center Co., Ltd.	Specific identification method	²
POSCAN Elkview Coal Ltd.	N/A	N/A
POS-MPC S.A. de C.V.	²	Straight-line method
Zhangjigang Pohang Port Co., Ltd.	²	²
POSCO-Vietnam Co., Ltd.	²	²

(1)	Specific identification method is used for materials-in-transit.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2006 and 2005, consist of the following:

	Annual Interest
	Rate (%)	2006		2005
	(In millions of Korean Won)

Cash and cash equivalents
Cash on hand and bank deposits	0.00 ~ 1.00	W	19,925	W	13,498
Checking accounts	—		4,123		5,801
Corporate bank deposits	0.00 ~ 4.00		18,541		10,470
Time deposits in foreign currency and others	0.00 ~ 5.29		567,333		348,844
Maintained by overseas affiliates	0.00 ~ 6.00		326,498		275,258

			936,420		653,871
Less : Government grants			(132)		(507)

		W	936,288	W	653,364

Short-term financial instruments
Time deposits	3.00 ~ 5.00	W	473,710	W	86,750
Installment accounts	4.00 ~ 5.00		1,534		1,169
Specified money in trust	—		20,447		23,753
Certificates of deposit	3.00 ~ 5.14		199,000		129,500
Commercial papers	4.00 ~ 5.00		20,220		34,805
Others	3.00 ~ 5.05		127,591		475,431
Maintained by overseas affiliates	3.00 ~ 5.00		24,808		8,963

		W	867,310	W	760,371

Long-term financial instruments
Installment accounts	4.00-5.00	W	11,212	W	12,041
Guarantee deposits for opening accounts	—		116		104
Others	0.00-4.00		1,011		7,361

		W	12,339	W	19,506

As of December 31, 2006, the Company’s financial assets amounting to W18,138 million (2005: W17,037 million) are pledged as collaterals and accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collaterals include short-term financial instruments and long-term financial instruments amounting to W5,565 million (2005: W9,172 million) and W8,013 million (2005: W2,921 million), respectively, in relation to performance guarantee deposits, short-term borrowings and long-term debts, and others; short-term financial instruments amounting to W4,444 million (2005: W4,840 million) in relation to government-appropriated projects; and long-term financial instruments amounting to W116 million (2005: W104 million) in relation to maintaining deposits for opening checking accounts (Note 13).

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Trading Securities

Trading securities as of December 31, 2006 and 2005 are as follows:

	2006		2005
	(In millions of Korean Won)

Beneficiary certificates	W	1,985,888	W	2,161,453
Corporate bond		14,118		—
Money market fund		641		449,049

	W	2,000,647	W	2,610,502

5.	Accounts and Notes Receivable, and Others

Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of December 31, 2006 and 2005, are as follows:

	2006		2005
	(In millions of Korean Won)

Trade accounts and notes receivable	W	3,723,033	W	3,188,928
Less: Allowance for doubtful accounts		(231,215)		(144,060)
Present value discount		(159)		(148)

	W	3,491,659	W	3,044,720

Other accounts and notes receivable	W	285,919	W	312,218
Less: Allowance for doubtful accounts		(38,573)		(70,556)
Present value discount		(542)		(75)

	W	246,804	W	241,587

Long-term loans receivable	W	62,814	W	42,332
Less: Allowance for doubtful accounts		(469)		(263)
Present value discount		(50)		(29)

	W	62,295	W	42,040

Long-term trade accounts and notes receivable	W	57,567	W	55,771
Less: Allowance for doubtful accounts		(9,901)		(12,134)
Present value discount		(3,318)		(2,247)

	W	44,348	W	41,390

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Accounts stated at present value under long-term deferred payment and others included as part of accounts and notes receivable, and others are as follows:

			Present Value		Book		Maturity	Discount
	Face Value		Discount		Value		Date	Rate (%)
	(In millions of Korean Won)

Other accounts receivable
Tawryu Construction Co., Ltd.	W	19,418	W	542	W	18,876	2007	5.00

Long-term loans receivable
Oh Sehwan and others	W	305	W	50	W	255	2017	7.50

Short-term and long-term trade accounts receivable
BNG Steel Co., Ltd.(1)	W	37,218	W	5,687	W	31,531	2008 ~2009	8.60
Others		31,441		3,477		27,964	2011 ~2014	3.00 ~7.50

	W	68,659	W	9,164	W	59,495

Other long-term assets
Softpartk Co., Ltd.	W	198	W	43	W	155	2009	6.50
Others		254		69		185	2008-2018	6.50-7.50

	W	452	W	112	W	340

(1)	The company recognizes allowance for bad debts on present value discounts incurred from restructured receivables under work-out plans.

The Company computed discounts on account receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end.

Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 are as follows:

			Additions
	Balance at		Charged to		Change in				Balance at
	Beginning of		Costs and		Scope of				the End of
Description	Period		Expenses		Consolidation		Deductions(1)		Period
	(In millions of Korean Won)

Year ended December 31, 2006:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts	W	263,111	W	173,931	W	—	W	69,805	W	367,237
Year ended December 31, 2005:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		158,944		115,865		11		11,709		263,111
Year ended December 31, 2004:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		325,187		(56,961)		—		109,282		158,944

(1)	Deduction for allowance for doubtful accounts includes amount written off as uncollectible and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Inventories

Inventories as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Finished goods, net	W	844,790	W	724,930
By-products		30,795		3,326
Semi-finished goods, net		800,754		790,251
Raw materials, net		1,113,870		1,103,373
Fuel and materials		395,331		296,444
Materials-in-transit		716,271		645,441
Others, net		116,394		228,829

	W	4,018,205	W	3,792,594

7.	Investment Securities

Long-term portion of investment securities as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Available-for-sale securities	W	2,848,226	W	2,090,079
Held-to-maturity securities		110,326		241,474
Equity-method investments		206,503		484,188

	W	3,165,055	W	2,815,741

Available-For-Sale Securities

Available for sale securities as of December 31, 2006 and 2005 consist of the following:

	2006		2005
	(In millions of Korean Won)

Current portion of available-for-sale securities
Investments in bonds	W	13,375	W	90,889

Available-for-sale securities
Marketable equity securities		2,337,984		1,647,770
Non-marketable equity securities		459,188		384,466
Investments in bonds		35,581		41,292
Equity investments		15,473		16,551

		2,848,226		2,090,079

	W	2,861,601	W	2,180,968

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in marketable equity securities as of December 31, 2006 and 2005, are as follows:

	2006						2005
	Number of	Percentage of	Acquisition		Book		Book
	Shares	Ownership (%)	Cost		Value(1)		Value
	(In millions of Korean Won)

Hanil Iron & Steel Co., Ltd.	206,798	10.14	W	2,413	W	4,435	W	3,846
HI Steel Co., Ltd.	135,357	9.95		1,609		2,166		2,166
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		2,395		2,904
Hana Bank	4,663,776	2.26		29,998		228,058		213,333
SK Telecom Co., Ltd.(2)	4,195,552	5.17		1,187,162		931,735		874,827
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		1,025		1,095
Nippon Steel Corporation	208,876,000	3.07		548,108		1,117,010		534,152
Korea Line Corp.	217,373	2.17		8,067		10,760		5,608
Others				21,149		40,400		9,839

			W	1,806,005	W	2,337,984	W	1,647,770

(1)	Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for as a capital adjustment and minority interest accounts in the consolidated balance sheets.

(2)	The 1,853,981 SK Telecom Co., Ltd. shares have been placed as a collateral for exchangeable bonds (Note 13).

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in non-marketable equity securities as of December 31, 2006 and 2005, are as follows:

	2006						2005
	Number of	Percentage of	Acquisition		Book		Book
	Shares	Ownership (%)	Cost		Value		Value
	(In millions of Korean Won)

Hankyung Shinmun Co., Ltd.	28,728	0.15	W	309	W	309	W	309
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		780		780
Jeonnam Pro Football Co., Ltd.	19,799	13.20		99		99		99
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		8,930		8,930
The Korea Metal Journal Co., Ltd.	2,000	2.67		20		20		20
Pohang Steelers Co., Ltd.	40,000	16.67		200		200		200
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,000		3,000
Poshome Co., Ltd.	10,000	3.69		50		50		50
LG Powercom Corporation(1)	7,500,000	5.00		246,000		106,845		86,258
The Seoul Shinmun Co., Ltd.	1,614,000	19.40		7,479		—		—
ESCO Professionals, Ltd.	4,210	7.02		21		21		21
TFS Global Co., Ltd.	5,290	8.82		26		26		26
The Siam United Steel	11,071,000	12.30		34,658		34,658		26,640
Global Unity Ltd.	70,649	13.33		710		710		710
PT. POSNESIA Stainless Steel Industry(4)	29,610,000	70.00		9,474		1,567		1,567
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.(2)	—	10.00		26,803		26,803		26,803
CTA Co., Ltd.	73,390	14.68		37		37		37
Woori DCI Co., Ltd.	5,653	18.84		28		28		28
RCC Co., Ltd.	9,053	18.11		45		45		45
Myanmar- POSCO Steel Co., Ltd.(3)	13,440	70.00		2,192		3,717		—
Nickel Mining Company SAS(4)	490	49.00		28		28		—
Wuhan Excellent Steel Center(2)	—	5.00		432		432		—
POSK Steel (Pinghu) Processing Center Co., Ltd.(2),(4)	—	20.00		928		928		—
Incheon International Airport Railroad Co., Ltd.	22,101,940	12.00		110,510		110,510		103,048
Busan-Gimhae Light Rail Transit Co., Ltd.	2,028,600	14.00		17,954		17,954		9,555
Seoul Metro Line Nine Corporation	1,516,045	10.00		8,515		8,515		15,160
Hankuk Leisure Co., Ltd.	839,964	16.42		8,476		8,476		8,476
Vectus Limited(4)	3,250,000	100.00		6,241		4,219		4,633
POSCO-Foshan Steel Processing Center Co.,Ltd.(2)	—	—		—		—		5,001
Others	—	—		228,284		120,281		83,070

			W	722,229	W	459,188	W	384,466

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(1)	The fair value of LG Powercom Corporation was based on the valuation report of a public rating services company. Investments without an objective fair value were recorded as acquisition costs, except for LG Powercom Corporation.

(2)	No shares have been issued in accordance with the local laws or regulations.

(3)	Myanmar- POSCO Steel Co., Ltd. is reclassified from equity-method investments into available-for-sale securities due to non-operations for year 2006.

(4)	Investees in the process of liquidation, or in possession of total assets less than W7,000 million as of December 31, 2006, were excluded from the equity method investments.

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences for the years ended December 31, 2006 and 2005, are as follows:

	2006						2005
	Beginning		Increase		Ending		Beginning		Increase		Ending
	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
	(In millions of Korean Won)

Marketable equity securities
Hanil Iron & Steel Co., Ltd.	W	1,039	W	428	W	1,467	W	689	W	350	W	1,039
HISteel Co., Ltd.		404		—		404		139		265		404
Moonbae Steel Co., Ltd.		(496)		(369)		(865)		(1,221)		725		(496)
Hana Financial Group Inc.		132,918		10,676		143,594		89,136		43,782		132,918
Korea Investment Corporation		—		—		—		(453)		453		—
SK Telecom Co., Ltd.		(352,910)		167,725		(185,185)		(495,027)		142,117		(352,910)
Samjung Packing & Aluminum Co., Ltd.		—		—		—		(770)		770		—
Dong Yang Steel Pipe Co., Ltd.		(2,041)		(51)		(2,092)		(3,410)		1,369		(2,041)
Nippon Steel Corporation		180,562		231,891		412,453		90,547		90,015		180,562
Korea Line Corporation		(1,783)		3,735		1,952		(372)		(1,411)		(1,783)
Others		3,221		15,424		18,645		10		3,211		3,221

		(39,086)		429,459		390,373		(320,732)		281,646		(39,086)

Non-marketable equity securities
LG Powercom Corporation		(115,813)		14,926		(100,887)		(169,875)		54,062		(115,813)
Others		670		(1,288)		(618)		8,102		(7,432)		670

		(115,143)		13,638		(101,505)		(161,773)		46,630		(115,143)

	W	(154,229)	W	443,097	W	288,868	W	(482,505)	W	328,276	W	(154,229)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in bonds as of December 31, 2006 and 2005, are as follows:

	2006					2005
	Maturity	Acquisition Cost		Book Value		Book Value
	(In millions of Korean Won)

Government bonds	Less than 1 year	W	—	W	—	W	90,889
	1-5 years		1		1		63
	5-10 years		—		—		—
Others	Less than 1 year		13,375		13,375		—
	1-5 years		49,372		35,580		41,229

			62,748		48,956		132,181
Less: Current portion			(13,375)		(13,375)		(90,889)

		W	49,373	W	35,581	W	41,292

Equity investments as of December 31, 2006 and 2005, are as follows:

	2006				2005
	Acquisition Cost		Book Value		Book Value
	(In millions of Korean Won)

Contractor financial fund	W	12,284	W	12,284	W	12,167
Software financial fund and others		3,171		3,189		4,384

	W	15,455	W	15,473	W	16,551

Details of gross unrealized gains and losses on available-for-sale securities for the years ended December 31, 2006 and 2005 are as follows:

	2006								2005
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost		Gains		Losses		Value		Cost		Gains		Losses		Value
	(In millions of Korean Won)

Government and municipal bonds	W	1	W	—	W	—	W	1	W	93,024	W	—	W	2,072	W	90,952
Other bonds		48,452		503		—		48,955		41,786		—		557		41,229

		48,453		503		—		48,956		134,810		—		2,629		132,181

Marketable equity securities		1,812,118		356,023		(169,843)		2,337,984		1,459,796		189,383		1,409		1,647,770
Non-Marketable equity securities		439,450		3		(19,735)		459,188		335,764		54,062		5,360		384,466

	W	2,300,021	W	356,529	W	(189,578)	W	2,846,128	W	1,930,370	W	243,445	W	9,398	W	2,164,417

For the years ended December 31, 2006, 2005 and 2004, proceeds from sales of available-for-sale securities amounted to W145,990 million, W347,987 million and W27,558 million, respectively. Gross realized gains and losses amounted to W1,271 million and W60,768 million, respectively, for the year ended December 31, 2006.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Held-To-Maturity Securities

Held-to-maturity securities as of December 31, 2006 and 2005, are as follows:

		2006				2005
		Acquisition		Book		Book
	Maturity	Cost		Value		Value
	(In millions of Korean Won)

Current portion of held-to-maturity securities
Government and municipal bonds	Less than 1 year	W	153,411	W	153,476	W	2,688

Held-to-maturity securities
Government and municipal bonds	1 ~5 years		79,646		79,854		211,051
²	5 ~10 years		30,333		30,472		30,423

			109,979		110,326		241,474

		W	263,390	W	263,802	W	244,162

The Company provided national treasury bonds, amounting to W29,570 million, and certain government and municipal bonds, amounting to W1,764 million, to the Gyeongsangbuk-do provincial office as a performance guarantee in relation to the development of a waste disposal area.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Equity-Method Investments

Equity-method investees as of December 31, 2006 and 2005, are as follows:

	Number of	Percentage of	Acquisition		Net		Book value
	Shares Owned	Ownership	Cost		Asset(1)		2006		2005
	(In millions of Korean Won)

KOBRASCO	2,010,719,185	50.00	W	32,950	W	37,211	W	32,622	W	30,268
Fujiura Butsuryu Center Co., Ltd.	600	30.00		632		835		835		824
USS-POSCO Industries(2)	—	50.00		234,293		60,508		49,380		61,707
Poschrome (Proprietary) Limited	21,675	25.00		4,859		6,063		4,826		6,153
Guangdong Xingpu Steel Center Co., Ltd.(2)	—	21.00		1,852		2,892		2,487		2,985
POS-Hyundai Steel Manufacturing India Private Limited	6,919,400	29.50		3,136		2,780		2,780		2,229
eNtoB Corporation	740,000	23.13		3,700		4,842		4,399		4,188
POSVINA Co., Ltd.(2)	—	50.00		1,527		2,153		2,066		1,593
Posmmit Steel Centre Sdn Bhd	4,200,000	30.00		2,308		3,919		3,891		3,212
PT POSMI Steel Indonesia	4,772	37.87		1,467		3,140		3,205		1,746
MIDAS Information Technology Co., Ltd.	866,190	25.46		433		4,300		4,292		3,226
Posco Power Co., Ltd.(3)	—	0.00		—		—		—		290,255
CAML Resources Pty Ltd	3,239	33.34		40,388		18,448		37,717		38,673
POSCO Bioventures. LP(2)	—	100.00		43,691		29,271		33,931		33,717
Songdo New City Development Inc.(2),(4)	—	29.90		6,674		(35,855)		—		—
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.(2)	—	30.00		3,236		3,172		3,186		3,412
SNNC Co., Ltd.	3,822,000	49.00		19,110		18,817		18,816		—
Gale International Korea, Inc.(2)	—	29.90		21		2,251		2,070		—

			W	400,277	W	164,747	W	206,503	W	484,188

(1)	Due to the delay in the closing of December 31, 2006 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available December 31, 2006 financial information, which has not been audited or reviewed.

(2)	No shares have been issued in accordance with the local laws and regulations.

(3)	POSCO Power Corp. is included in the scope of consolidation as a consolidated subsidiary and excluded from the equity-method investments.

(4)	Unrecorded changes in equity interest in Songdo New City Development Inc. amounted to a negative W42,529 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Details of equity method valuation for December 31, 2006 and 2005, are as follows:

			Earnings
			(Losses) of			Other
	January 1,		Equity Method			Increase	December 31,
	2006		Investees			(Decrease)(1)	2006
	(In millions of Korean Won)

KOBRASCO	W	30,268	W	21,831	W	(19,477)	W	32,622
Fujiura Butsuryu Center Co., Ltd.		824		105		(94)		835
USS-POSCO Industries		61,707		8,469		(20,796)		49,380
Poschrome (Proprietary) Limited		6,153		1,481		(2,808)		4,826
Guangdong Xingpu Steel Center Co., Ltd.		2,985		(342)		(156)		2,487
POS-Hyundai Steel Manufacturing India Private Limited		2,229		677		(126)		2,780
eNtoB Corporation		4,188		211		—		4,399
POSVINA Co., Ltd.		1,593		975		(502)		2,066
Posmmit Steel Centre Sdn Bhd		3,212		737		(58)		3,891
PT POSMI Steel Indonesia		1,746		(78)		1,537		3,205
MIDAS Information Technology Co., Ltd.		3,227		1,255		(190)		4,292
Posco Power Co., Ltd.		290,255		1,580		(291,835)		—
CAML Resources Pty Ltd		38,673		1,335		(2,291)		37,717
POSCO Bioventures. LP		33,716		4,521		(4,306)		33,931
Songdo New City Development Inc.		—		—		—		—
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		3,412		(50)		(176)		3,186
SNNC Co., Ltd.		—		(252)		19,068		18,816
Gale International Korea, Inc.		—		3,970		(1,900)		2,070

	W	484,188	W	46,425	W	(324,110)	W	206,503

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

			Earnings
			(Losses) of		Other
	January 1,		Equity Method		Increase		December 31,
	2005		Investees		(Decrease)(1)		2005
	(In millions of Korean Won)

KOBRASCO	W	11,203	W	17,663	W	1,402	W	30,268
Fujiura Butsuryu Center Co., Ltd.		648		296		(120)		824
USS-POSCO Industries		65,084		(517)		(2,860)		61,707
Suzhou Dongshin Color Metal Sheet Co., Ltd.		3,361		(60)		(3,301)		—
Poschrome (Proprietary) Limited		7,000		1,303		(2,150)		6,153
Guangdong Xingpu Steel Center Co., Ltd.		3,094		(89)		(20)		2,985
POS-Hyundai Steel Manufacturing India Private Limited		2,276		357		(404)		2,229
eNtoB Corporation		3,762		426		—		4,188
POSVINA Co., Ltd.		3,145		(789)		(763)		1,593
POSMMIT Steel Centre Sdn Bhd		3,015		317		(120)		3,212
PT POSMI Steel Indonesia		1,599		173		(26)		1,746
POSCO Bioventures LP		33,221		(4,103)		4,598		33,716
MIDAS Information Technology Co., Ltd.		2,646		667		(86)		3,227
Seoul Metro Line Nine Corporation		2,152		—		(2,152)		—
Posco Power Co., Ltd.		—		(811)		291,066		290,255
CAML Resources Pty Ltd		—		4,863		33,810		38,673
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		—		28		3,384		3,412

	W	142,206	W	19,724	W	322,258	W	484,188

(1)	Other increase or decrease represents the changes in investment securities due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Details on the elimination of unrealized gain or loss from inter-company transactions for December 31, 2006 and 2005 are as follows:

	2006						2005
			Property, Plant						Property, Plant
			and Equipment,						and Equipment,
	Current		and Intangible				Current		and Intangible
	Assets		Assets		Total		Assets		Assets		Total
	(In millions of Korean Won)

KOBRASCO	W	5,370	W	—	W	5,370	W	(7,997)	W	—	W	(7,997)
Fujiura Butsuryu Center Co., Ltd.		18		—		18		(6)		—		(6)
USS-POSCO Industries		1,433		—		1,433		(12,562)		—		(12,562)
Poschrome (Proprietary) Limited		(63)		—		(63)		(371)		—		(371)
Guangdong Xingpu Steel Center Co., Ltd.		(358)		—		(358)		39		—		39
eNtoB Corporation		37		(6)		31		(149)		(65)		(214)
POSVINA Co., Ltd.		777		—		777		(531)		—		(531)
Posmmit Steel Centre Sdn Bhd		306		—		306		(143)		—		(143)
PT POSMI Steel Indonesia		(57)		—		(57)		115		—		115
MIDAS Information Technology Co., Ltd.		—		(8)		(8)		—		—		—

	W	7,463	W	(14)	W	7,449	W	(21,605)	W	(65)	W	(21,670)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee are as follows:

	January 1,		Increase		Amortization		December 31,
	2006		(Decrease)		(Recovery)		2006
	(In millions of Korean Won)

POSMMIT Steel Centre Sdn Bhd	W	39	W	—	W	20	W	19
PT POSMI Steel Indonesia		354		49		182		221
CAML Resources Pty. Ltd.		25,042		—		5,763		19,279
Posco Power Co., Ltd.		65,804		(62,148)		3,656		—

	W	91,239	W	(62,099)	W	9,621	W	19,519

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Summary of financial information on equity-method investees as of and for December 31, 2006, is as follows:

			Total				Net Income
	Total Assets		Liabilities		Sales		(Loss)
	(In millions of Korean Won)

KOBRASCO	W	179,347	W	104,925	W	332,507	W	32,923
Fujiura Butsuryu Center Co., Ltd.		15,886		13,104		17,924		289
USS-POSCO Industries		442,407		321,391		989,269		14,071
Poschrome (Proprietary) Limited		31,882		7,629		33,574		6,310
Guangdong Xingpu Steel Center Co., Ltd.		38,939		25,166		70,730		300
POS-Hyundai Steel Manufacturing India Private Limited		18,715		9,293		67,780		2,296
eNtoB Corporation		62,033		41,097		322,192		984
POSVINA Co., Ltd.		5,668		1,363		18,859		230
Posmmit Steel Centre Sdn Bhd		37,025		23,961		48,504		1,566
PT POSMI Steel Indonesia		42,606		34,315		48,667		234
MIDAS Information Technology Co., Ltd.		21,445		4,556		17,708		4,682
CAML Resources Pty Ltd		102,949		47,617		102,229		20,973
POSCO Bioventures. LP		29,271		—		19		938
Songdo New City Development Inc.		914,973		1,034,889		152,068		(52,489)
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		21,232		10,658		15,421		(168)
SNNC Co., Ltd.		38,584		182		—		(513)
Gale International Korea, Inc.		11,834		4,307		20,731		7,210

	W	2,014,796	W	1,684,453	W	2,258,182	W	39,836

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Buildings and structures	W	6,308,204	W	5,755,154
Machinery and equipment		24,280,940		21,333,817
Vehicles		201,878		176,715
Tools		402,294		404,094
Furniture and fixtures		257,624		231,263

		31,450,940		27,901,043
Less: Accumulated depreciation		(20,804,990)		(19,312,121)
Less: Accumulated impairment loss		—		(2,786)

		10,645,950		8,586,136

Land		1,311,755		1,203,300
Less: Accumulated impairment loss		—		(565)

		1,311,755		1,202,735

Construction-in-progress		2,685,415		2,566,456
Less: Accumulated impairment loss		—		(83,617)

		2,685,415		2,482,839

	W	14,643,120	W	12,271,710

The value of land based on the posted price issued by the Korean tax authority amounted to W3,320,047 million as of December 31, 2006 (2005: W3,087,656 million).

As of December 31, 2006, property, plant and equipment are insured against fire and other casualty losses for up to W9,728,538 million (2005: W4,783,546 million). In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of their property, plant and equipment and increased the related amount of assets by W3,942 billion as of December 31, 2000, the latest revaluation date. The revaluation surplus amounting to W3,234 billion, net of related tax and transfers to capital stock, was credited to capital surplus, a component of shareholders’ equity (Note 18).

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee to cease the construction on the No. 2 Minimill in April 2002, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to W469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. As of December 31, 2006, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for US$96 million. The book values of property, plant and equipment held for sale amounted to W63,932 million and are classified as other investment assets as of December 31, 2006.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

During 2006, the Company incurred capital expenditure of W3,346,112 million in relation to construction in progress, such as FINEX No. 1.

The changes in the carrying value of property, plant and equipment for December 31, 2006, are as follows:

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition(1)		Disposal		Depreciation(3)		Others(2)			Transactions	Balance
	(In millions of Korean Won)

Land	W	1,202,734	W	56,561	W	10,116	W	—	W	62,639	W	(63)	W	1,311,755
Buildings		2,268,834		314,727		7,770		175,188		165,398		(165,902)		2,400,099
Structures		1,246,290		175,023		3,569		110,623		136,735		(77,298)		1,366,558
Machinery and equipment		4,866,840		2,873,485		31,762		1,394,402		886,787		(526,770)		6,674,178
Vehicles		30,429		28,597		647		16,760		4,737		(2,255)		44,101
Tools		101,568		36,409		415		52,247		790		(1,971)		84,134
Furniture and fixtures		72,176		38,907		678		29,346		1,028		(5,208)		76,879
Construction-in-progress		2,482,839		3,346,112		441,589		—		(2,568,247)		(133,699)		2,685,416

	W	12,271,710	W	6,869,821	W	496,546	W	1,778,566	W	(1,310,133)	W	(913,166)	W	14,643,120

The changes in the carrying value of property, plant and equipment for December 31, 2005, were as follows:

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition(1)		Disposal		Depreciation(3)		Others(2)			Transactions	Balance
	(In millions of Korean Won)

Land	W	1,108,817	W	95,381	W	14,110	W	—	W	12,655	W	(9)	W	1,202,734
Buildings		2,199,308		261,371		27,150		161,172		(8,578)		5,055		2,268,834
Structures		889,437		425,886		5,666		89,966		26,178		421		1,246,290
Machinery and equipment		3,851,869		2,274,621		28,596		1,235,562		(12,228)		16,736		4,866,840
Vehicles		35,624		9,554		1,120		13,997		425		(57)		30,429
Tools		98,294		50,999		304		48,055		697		(63)		101,568
Furniture and fixtures		57,064		38,328		1,113		23,197		261		833		72,176
Construction-in-progress		2,199,878		3,618,271		131,909		—		(2,945,299)		(258,102)		2,482,839

	W	10,440,291	W	6,774,411	W	209,968	W	1,571,949	W	(2,925,889)	W	(235,186)	W	12,271,710

(1)	Includes asset transfer from construction-in-progress.

(2)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation.

(3)	Includes depreciation expense of idle property.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Intangible Assets

Intangible assets, net of accumulated amortization, as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Goodwill	W	90,105	W	—
Negative goodwill		(1,388)		(1,794)
Intellectual property rights		1,221		1,394
Land usage rights		23,439		43,422
Development costs		67,862		47,299
Port facilities usage rights		112,102		127,258
Long-term electricity supply contract rights		68,544		—
Other intangible assets(1)		195,197		236,130

	W	557,082	W	453,709

(1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and the process innovation as other intangible assets.

The changes in the carrying value of intangible assets during 2006 are as follows:

											Elimination of
	Beginning						Amortization				Intercompany		Ending
	Balance		Acquisition		Disposal		(Recovery)		Others(1)		Transactions		Balance
	(In millions of Korean Won)

Goodwill	W	—	W	100,088	W	—	W	9,983	W		W	—	W	90,105
Negative goodwill		(1,794)		—		—		(406)		—		—		(1,388)
Intellectual property rights		1,394		50		9		230		16		—		1,221
Land usage rights		43,422		2,503		21,571		195		(720)		—		23,439
Development costs		47,299		3,527		418		5,025		22,870		(391)		67,862
Port facilities usage rights		127,258		3,272		—		18,429		1		—		112,102
Long-term electricity supply contract rights		—		73,559		—		5,015		—		—		68,544
Other intangible assets		236,130		58,057		650		66,340		(25,969)		(6,031)		195,197

	W	453,709	W	241,056	W	22,648	W	104,811	W	(3,802)	W	(6,422)	W	557,082

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The changes in the carrying value of intangible assets during 2005 were as follows:

											Elimination of
	Beginning						Amortization				Intercompany		Ending
	Balance		Acquisition		Disposal		(Recovery)		Others(1)		Transactions		Balance
	(In millions of Korean Won)

Negative goodwill	W	(457)	W	(2,031)	W	—	W	(694)	W	—	W	—	W	(1,794)
Intellectual property rights		485		1,159		—		186		(64)		—		1,394
Land usage rights		32,416		10,053		192		(2,653)		(1,508)		—		43,422
Development costs		32,591		29,381		—		13,021		(1,770)		118		47,299
Port facilities usage rights		146,396		595		—		19,732		(1)		—		127,258
Other intangible assets		284,884		134,709		89,635		95,845		(857)		2,874		236,130

	W	496,315	W	173,866	W	89,827	W	125,437	W	(4,200)	W	2,992	W	453,709

(1)	Includes impairment loss, transfers of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.

The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:

	(In millions of Korean Won)

2007	W	99,462
2008		83,839
2009		47,887
2010		24,240
2011		10,836

	W	266,264

10.	Research and Development Costs, and Others

For the year ended December 31, 2006, the Company expensed research and development costs amounting to W325,040 million (2005: W225,615 million), charging W271,005 million (2005: W173,070 million) to cost of goods sold, and W54,035 million (2005: W52,545 million) to selling and administrative expenses.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

11.	Other Assets

Other assets as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Other current assets
Short-term loans receivable (Notes 27 and 28)	W	34,071	W	42,665
Accrued income		74,037		45,517
Advance payments		263,623		199,580
Prepaid expenses		18,285		15,724
Others		53,533		40,728

		443,549		344,214
Less: Allowance for doubtful accounts		(52,433)		(32,383)

	W	391,116	W	311,831

Other long-term assets
Other investment assets (Notes 5, 8 and 29)	W	135,405	W	139,320
Less: Allowance for doubtful accounts		(34,646)		(3,714)
Present value discount		(112)		(1,731)

	W	100,647	W	133,875

12.	Short-Term Borrowings

Short-term borrowings as of December 31, 2006 and 2005, consist of the following:

	Annual
Financial Institutions	Interest Rate (%)	2006		2005
	(In millions of Korean Won)

Won currency borrowings
Shinhan Bank and others	3.83-5.00	W	111,394	W	216,150

Foreign currency borrowings
Yamaguchi Bank and others	1.00-5.00		24,029		13,716
Shinhan Bank and others	1.00-6.00		1,103,326		629,908

			1,127,355		643,624

		W	1,238,749	W	859,774

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Long-Term Debts

Current portion of long-term debts as of December 31, 2006 and 2005, consist of the following:

	Annual
Financial Institutions	Interest Rate (%)	2006		2005
	(In millions of Korean Won)

Debentures
Domestic and foreign debentures	1.84-8.00	W	231,100	W	991,609
Less: Discount on debentures issued			(203)		(1,083)

			230,897		990,526

Won currency borrowings
Korea Exchange Bank and others	1.00-5.70		1,885		26,731
Foreign currency borrowings
Development Bank of Japan and others	1.00-4.60		162,485		28,202

			164,370		54,933

Loans from foreign financial institutions
Sumitomo Bank and others	2.00
	LIBOR + 0.80		8,797		9,065

Lease obligation
HP Financial Services	5.00		348		2,676

		W	404,412	W	1,057,200

Debentures as of December 31, 2006 and 2005, are as follow:

	Annual
	Interest Rate	2006		2005
	(In millions of Korean Won)

Domestic debentures	4.66 - 5.00	W	1,467,653	W	562,060
Yankee Bonds	—		—		263,547
Samurai Bonds	2.05		390,915		258,012
Euro Bonds	5.88		278,880		—
Exchangeable bonds(1)	—		403,596		443,970

			2,541,044		1,527,589
Less: Current portion			(231,100)		(991,609)
Discount on debentures issued			(13,144)		(2,697)

		W	2,296,800	W	533,283

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Long-term borrowings as of December 31, 2006 and 2005, are as follows:

	Annual
Financial Institutions	Interest Rate (%)	2006		2005
	(In millions of Korean Won)

Won currency borrowings
The Korea Development Bank and others	1.00-6.00	W	77,951	W	212,890
Less: Current portion			(1,885)		(26,731)

			76,066		186,159

Foreign currency borrowings
Development Bank of Japan and others	1.00-7.00		488,672		403,926
Less: Current portion			(162,485)		(28,202)

			326,187		375,724

Loans from foreign financial institutions
Sumitomo Bank and others	2.00
	LIBOR + 0.80		35,246		45,169
Less: Current portion			(8,797)		(9,065)

			26,449		36,104

		W	428,702	W	597,987

Certain current assets, inventories, investments and property, plant and equipment are pledged as collaterals for the above borrowings.

(1)	POSCO issued exchangeable bonds on August 20, 2003. They are exchangeable with 15,267,837 SK Telecom Co., Ltd. American Depository Receipts (ADRs).

Details of exchangeable bonds as of December 31, 2006, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,094/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date

On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus issued zero-coupon, exchangeable bonds amounting to JPY51,622 million which are fully and unconditionally guaranteed by POSCO and due in 2008. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs the holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2005 and 2006, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 1,417,998 ADRs which brought down the exchangeable bond price to JPY3,094/ADR.

Contractual maturities of long-term debts outstanding as of December 31, 2006, are as follows:

							Loans from
					Foreign		Foreign
			Won Currency		Currency		Financial
Period	Debentures		Borrowings		Borrowings		Institutions		Total
	(In millions of Korean Won)

2008	W	433,646	W	3,825	W	29,304	W	8,797	W	475,572
2009		336,756		5,282		72,547		8,797		423,382
2010		—		4,288		189,892		4,787		198,967
Thereafter		1,539,542		62,671		34,444		4,068		1,640,725

	W	2,309,944	W	76,066	W	326,187	W	26,449	W	2,738,646

Details of assets pledged as collaterals for short-term borrowings and long-term debts, as well as for performance guarantee, as of December 31, 2006 and 2005, are as follows:

	Beneficiaries	2006		2005
		(In millions of Korean won)

Land	Shinhan Bank and others	W	74,198	W	43,005
Buildings and structures	The Korea Development Bank and others		134,531		42,304
Machinery and equipment	Mizuho Bank and others		461,413		28
Cash and cash equivalents	Mizuho Bank and others		—		12,041
Short-term and long-term financial instruments	The Korea Development Bank		5,600		4,650
Inventories	Korea First Bank		—		195,000
Trade accounts and notes receivable	Mizuho Bank and others		44,445		40,630
Available-for-sale securities	Exchangeable bond creditor		410,796		333,366
Held-to-maturity securities	Gyeongsangbuk-do provincial office		31,334		31,298

		W	1,162,317	W	702,322

Details of loans from foreign financial institutions guaranteed by financial institutions as of December 31, 2006 and 2005, are as follows:

	2006		2005
	Foreign	Won	Foreign	Won
Financial Institutions	Currency	Equivalent	Currency	Equivalent
	(In millions of Korean Won )

The Korea Development Bank	EUR 6,062,451	7,410	EUR 6,389,136	7,668

As of December 31, 2006, subsidiaries are provided with guarantees amounting to W229,826 million from Seoul Guarantee Insurance Company for their contract commitments.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Capital Lease and Operating Lease Agreements

Capital Lease

As of December 31, 2006, the Company acquired certain tools and vehicles under capital lease agreements, with acquisition cost amounting to W2,242 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms. The Company’s depreciation expense, with respect to the above lease agreements, for December 31, 2006, amounted to W561 million.

Future minimum lease payments under capital lease agreements are as follows:

Period	Principal		Interest		Total
	(In millions of Korean Won)

2007	W	334	W	4	W	338

Operating Lease

As of December 31, 2006, the Company acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. The Company’s lease expenses, with respect to the above lease agreements, amounted to W6,737 million for December 31, 2006. Future lease payments under the above lease agreements are as follows:

Period	Amount
	(In millions of
	Korean Won)

2007	W	4,183
2008		883
2009		138
2010		1

	W	5,205

15.	Accrued Severance Benefits

The changes in accrued severance benefits for December 31, 2006, are as follows:

	Beginning								Ending
	Balance		Increase		Decrease		Adjustments(1)		Balance
	(In millions of Korean Won)

Accrued severance benefits	W	723,954	W	144,602	W	41,048	W	6,539	W	834,047
National Pension Fund		(2,515)		—		(218)		(87)		(2,384)
Group severance insurance deposits		(446,627)		(113,682)		(63,507)		(3,855)		(500,657)

	W	274,812	W	30,920	W	(22,677)	W	2,597	W	331,006

(1)	Includes foreign currency adjustments, changes in consolidation scope and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

	(In millions of Korean Won)

2007	W	16,953
2008		27,433
2009		33,534
2010		45,018
2011 ~2016		381,420

	W	504,358

The above amounts were determined based on the employee’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

16.	Other Liabilities

Other liabilities as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Other current liabilities
Advances received	W	405,450	W	334,166
Unearned revenue		2,648		3,164
Others		99,297		119,534

	W	507,395	W	456,864

Other long-term liabilities
Reserve for allowance	W	22,427	W	17,524
Others (Notes 14 and 21)		125,759		114,597

	W	148,186	W	132,121

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

17.	Commitments and Contingencies

As of December 31, 2006, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

	Entity Being	Financial	Amount		Won
Grantors	Guaranteed	Institution	Guaranteed(1)		Equivalent
					(In millions)

POSCO	POSCO Investment Co., Ltd.	Bank of Tokyo-Mitsubishi UFJ, Ltd.	US$	56,845,654	W	52,844
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others		329,925,000		306,698
	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Industrial & Commercial Bank of China		33,023,068		30,698
POSCO E&C	IBC Corporation	The Korea Development Bank and others		47,000,000		43,691
	Shanghai Real Estate Development Co., Ltd.	Woori Bank and others		20,000,000		18,592
	POSLILAMA Steel Structure Co., Ltd.	The Export-Import Bank of Korea and others		43,000,000		39,973
	POSCO E&C (Beijing) Co., Ltd.	Korea Exchange Bank		4,446,000		4,146
POSCO Investment Co., Ltd.	Qingdao Pohang Stainless Steel Co., Ltd.	Bank of Tokyo-Mitsubishi UFJ, Ltd.		56,000,000		52,058
	POSVINA Co., Ltd.	Shinhan Bank		1,500,000		1,394
	POSCO(Guangdong) Coated Steel Co.,Ltd	Bank of Tokyo-Mitsubishi UFJ, Ltd.		15,000,000		13,944
	POS-MPC S.A. de C.V.	Bank of Tokyo-Mitsubishi UFJ, Ltd.		6,600,000		6,135
POSCO-Japan Co., Ltd.	Fujiura Butsuryu Center Co., Ltd.	Nippon Life Insurance Company and others	JPY	950,000,000		7,427
	POS-NPC Co., Ltd.	Mizuho Bank and others		2,600,000,000		20,328

					W	597,928

(1)	Currencies other than US$ or JPY are translated into US$ amounts.

As of December 31, 2005, contingent liabilities for outstanding guarantees provided for the payment of loans of affiliated companies amounted to W561,493 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

	Entity Being	Financial	Amount		Won
Grantors	Guaranteed	Institution	Guaranteed		Equivalent
	(In millions of Korean Won)

POSCO	DC Chemical Co., Ltd.	E1 Co., Ltd.	W	961		961
	The Siam United Steel Co., Ltd.	Japan Bank for International Cooperation	US$	10,241,684		9,521
	Zeus	Related creditors	JPY	51,622,000,000		403,596
POSCO E&C	Daejeon Energy System Co., Ltd.	Woori Bank	W	23,900		23,900
	Pan Pacific Corp	Korea Exchange Bank		12,508		12,508
	Ioncity Co.,Ltd	Samsung Life Insurance Co., Ltd.		2,400		2,400
Others				22,953		22,953

					W	475,839

In addition to the outstanding guarantees provided above, as of December 31, 2006, the Company had the following guarantees outstanding:

•	a performance guarantee to Samsung Corporation amounting to W1,391,110 million, in exchange Samsung Corporation provided a performance guarantee and a payment guarantee on customers’ borrowings on behalf of the Company amounting to W1,096,265 million.

•	guaranteed debts for Jungwoo Construction and 21 other companies amounting to W954,544 million.

•	guaranteed debts for Eco-Town Corporation, an investee, amounting to W143,260 million.

•	A payment guarantee for Keumseki Co., Ltd.’s borrowing amounting to W60,555 million. In connection with its guarantee, the Company accrued W41,300 million in guarantee liability due to Keumseki Co., Ltd. financial condition . Also, the Company provided an allowance for bad debts on the trade receivables and short-term loans receivable amounting to W35,771 million from Keumseki Co., Ltd.

The Company maintains escrow account of W226,918 million under its name based on the operation agreements with customers in certain construction contracts. The Company does not record this escrow account in its books but maintains as a memo account to reflect economic substance in which the ownership belongs to the customers.

As of December 31, 2005, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment for loans amounted to W508,837 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details as follows:

Company	Plaintiff	Claim Amount		Description
	(In millions of Korean Won)

POSCO	Songdo Construction Co.,Ltd. And others	W	2,728	15 lawsuits including claim for operation damages due to loss of the sands beach
	Gu ja eun and other 19		7,363	Claim for refund of Sindorim Posvill Bldg land sale amount
	Hwang jae ho and others		6,140	Lawsuit filed on construction of residents-only sports comlex in Songdo Firstworld
POSCO E & C	Choi ki hyo and other 378		963	Claim for damages by Starcity
	Kookmin Bank		1,223	Claim for damages by Sindorim Posvill Bldg
	Korea Construction Financial Co.,		6,692	Claim filed by Daesung Construction
Posteel Co., Ltd.	Metal Industry Co.,Ltd.	US$	1,246,535	Claim for damages due to breach of contract (second trial won, plaintiff appeals)
	Duetsch Brauhaus Co.,Ltd.	W	700	Claim for damages due to breach of lease agreement (lost the first trial, filed an appeal)
POSCO Research Institute	An hong sik		100	Lawsuit claiming for excessive profits (lost the first trial, motion for a new trial in process)
	Wang dong wha	CNY	2,502,236	Labor dispute on additional wages and compensation for damages (first public trial on going)
POSCO Specialty Steel Co., Ltd.	BNG Steel Co., Ltd.	W	21,329	Counteraction against claim on restructured receivables regarding undertaking of BNG Steel’s asset
POSCO Refractories & Environment Company Ltd. (POSREC)	Kim Choong il		224	Claim for damages(second trial won, plaintiff appeals)
POSCON Co., Ltd.	DIBO TECH CO.,LTD.		787	Claim for non existence of debt

The Company believes that although the outcome of these matters is uncertain, they would not result in a material ultimate loss for the Company.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to the market price. As of December 31, 2006, 462 million tons of iron ore and 120 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into a contract on the usage of bulk carriers with Keo Yang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials.

On July 1, 2005, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2006.

POSCO Power Corp. provides its entire electric power generating capacity to Korea Electric Power Corp. in accordance with a long term supply agreement. The price of electric power is determined by certain cost incurred by POSCO Power Corp. and mark up pursuant to the agreement. The cost incurred includes production cost and capital expenditures. In addition, the Company received a guarantee of W36,160 million from Seoul Guarantee Insurance in relation to the supply agreement with Korea Electric Power Corp.

As of December 31, 2006, POSCO has bank overdraft agreements of up to W320,000 million with Woori Bank and other six banks. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and seven other banks for credit lines of up to W250,000 million and short-term borrowing agreement of up to W190,000 million with Woori Bank and other two banks. The Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$1,100 million and to borrow US$250 million in foreign short-term borrowings. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2006, amount to US$158 million for which the Company is contingently liable upon the issuers’ default. In addition, POSCO has provided two blank promissory notes to Korea Resources Corp. as collateral for long term debt.

As of December 31, 2006, POSCO E & C has bank overdraft agreements of up toW20,000 million with Woori Bank and other banks, and has a daily bank overdraft of up to W20,000 million with Woori Bank. In addition, the Company entered into a credit purchase loan agreement with Woori Bank and another bank for credit lines of up to W110,000 million, and short-term borrowing agreement of up to W334,200 million with Woori Bank and others. POSCO E & C has provided eight blank promissory notes and 18 other notes, approximately amounting to W212,013 million, to other financial institutions as collaterals for agreements and outstanding loans. POSCO E&C has provided seven blank checks and one other check, approximately amounting to W2,500 million as collaterals for agreements and outstanding loans as of December 31, 2006.

As of December 31, 2006, Posteel Co., Ltd. has entered into local and foreign credit agreements, of up to W630,351 million and with Hana Bank and other banks of which W455,966 million remain unused. In addition, Posteel Co., Ltd. has an unsettled document against acceptance amounting to JPY 864 million and US$72 million, and an unsettled document against payment and usance balances in relation to exports amounting to US$4,823,480 and US$18,681 respectively.

As of December 31, 2006, POSCON Co., Ltd. has credit purchase loan agreements with Shinhan Bank and other banks for credit lines of up to W6,000 million and revolving loan agreements of up to W45,000 million. In addition, POSCON Co., Ltd. has entered into agreements with Kookmin Bank and other banks for opening letters of credit in relation to trade of up to US$14 million.

As of December 31, 2006, Pohang Coated Steel Co., Ltd. has provided a blank promissory note to Korea Zinc Company Ltd. as a guarantee for the repayment of loan. In addition, Pohang Coated Steel Co., Ltd. has entered into agreements to discount its trade accounts receivable with Shinhan Bank and other banks for amount of up to W2,000 million. In addition, Pohang Coated Steel Co., Ltd. has local credit loan agreements, credit purchase loan agreements and letters of credit in relation to trade of up to W29,000 million and JPY 500 million with Shinhan

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Bank. Pohang Coated Steel Co., Ltd. has entered into an agreement with the Export and Import Bank of Korea for export financing up to W50,000 million.

As of December 31, 2006, POSDATA Co., Ltd. has provided a blank promissory note to HP Financial Services for an outstanding lease agreement. In addition, POSDATA Co., Ltd. has a foreign currency loan agreement with Korea Exchange Bank of up to US$10 million and POSDATA Co., Ltd. entered into loan on bills agreements of up to W103,600 million with Shinhan Bank and other banks as of December 31, 2006.

As of December 31, 2006, POSCO Machinery & Engineering Co., Ltd. has entered into a bank overdraft agreement of up to W2,000 million with Shinhan Bank, local credit loan agreements of up to W6,000 million and credit lines up to W9,000 million with Shinhan Bank and other banks. In addition, POSCO Machinery & Engineering Co., Ltd. has entered into a letter of credit agreement with Shinhan Bank in relation to trade of up to US$3 million and GBP 1,907,400.

As of December 31, 2006, POS-AC Co., Ltd. has a bank overdraft agreement with Woori Bank amounting to W1,000 million and a loan agreement. In addition, POS-AC Co., Ltd. has entered into an agreement with Woori Bank amounting to W1,000 million in relation to discount of commercial bills.

As of December 31, 2006, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to W150,000 million with Woori Bank. As of December 31, 2006, the Company has used W55,425 million of this loan agreement, consisting of trade payables of W37,254 million, and non-trade payables of W18,171 million. In addition POSCO Specialty Steel Co., Ltd. also has agreements with Woori Bank and seven other banks for letters of credit of up to US$73 million and W31,000 million, respectively, and has a loan agreement of up to W115,000 million with them.

As of December 31, 2006, POSCO Machinery Co., Ltd. has a loan agreement, secured by trade accounts receivables, of up to W6,000 million and W4,000 million with Woori Bank and Korean Industry Banks, respectively. POSCO Machinery Co., Ltd. has a working capital loan agreement of up to W3,272 million with Woori Bank. In addition, POSCO Machinery Co., Ltd. has entered into an agreement with Korea Exchange Bank for opening letters of credit of up to US$3 million. POSCO Machinery Co., Ltd. also has entered into a performance guarantee contract of up to W10,000 million with Kwangju Bank. In addition, the amount of the transferred accounts receivables to financial institutions by discount of commercial bills is W200 million. The total transfer price amounted to W199,847,000, and the loss on sale of accounts receivable disposal amounted to W153,000. As of December 31, 2006, there are no discounts of notes receivables.

As of December 31, 2006, POSCO America Corp. has loan agreements of up to US$85 million with Bank of America and other banks.

As of December 31, 2006, POSCO Asia Co., Ltd. has loan agreements of up to US$160 million with Bank of America and other banks.

As of December 31, 2006, POS-Tianjin Coil Center Co., Ltd. has loan agreements of up to CNY 21,864,360 and US$5 million with HSBC.

As of December 31, 2006, POSMETAL Co., Ltd. has loan agreements of up to JPY 4,300 million with the Bank of Fukuoka and other banks.

As of December 31, 2006, Zhangjiagang Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY 1,178 million and US$330 million with Bank of China and other banks.

As of December 31, 2006, POSCO Refractories & Environment Company Ltd. (POSREC) has a bank overdraft agreement of up to W3,000 million each with Pusan Bank and Woori Bank. In addition, POSREC has entered into agreements of up to US$5 million and W5,000 million with Pusan Bank and Citibank Korea, respectively, for opening letters of credit.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006, POSMATE Co., Ltd. has provided a blank promissory note to Hyundai Motor Service as a guarantee for the maintenance of vehicles. In addition, POSMATE Co., Ltd. has a bank overdraft agreements of up toW3,000 million with Woori Bank.

As of December 31, 2006, Samjung Packing & Aluminum Co., Ltd. has a bank overdraft agreement of up to W1,000 million with Woori Bank, and purchase loan agreements of up to W45,000 million with Woori Bank and other banks. In addition, Samjung Packing & Aluminum Co., Ltd. has entered into agreements of up to US$40 million with Woori Bank and other banks for opening letters of credit in relation to trade. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2006, amount to W4,549 million, for which the Company is contingently liable upon the issuers’ default. In addition, Samjung Packing & Aluminum Co., Ltd. has loan agreements up to W1,000 million with Woori Bank.

As of December 31, 2006, POSCO-Japan has bank overdraft agreements for working capital of up to JPY 46,557,463,442 with MIZUHO bank and other banks.

18.	Capital Surplus

Capital surplus as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Additional paid-in capital	W	462,810	W	463,825
Revaluation surplus		3,233,730		3,233,730
Others		338,733		293,854

	W	4,035,273	W	3,991,409

19.	Retained Earnings

Retained earnings as of December 31, 2006 and 2005, consist of the following:

	2006		2005
	(In millions of Korean Won)

Appropriated
Legal reserve	W	241,201	W	241,201
Appropriated retained earnings for business stabilization		918,300		918,300
Other legal reserve		1,383,333		1,303,333
Voluntary reserve		12,926,733		9,735,199

		15,469,567		12,198,033
Unappropriated		3,393,766		3,970,859

	W	18,863,333	W	16,168,892

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

Voluntary Reserve

The Company appropriates a certain portion of retained earnings, such as reserve for business rationalization, reserve for business expansion and appropriated retained earnings for dividends, with the shareholders’ approval, as a voluntary reserve. This reserve may be transferred to unappropriated retained earnings the approval of shareholders, and may be distributed as dividends after its reversal.

Additional Losses of Minority Interest

The accumulated deficit of POSLILAMA Steel Structure Co., Ltd and POS-NPC Co., Ltd.., affiliates included in the consolidated financial statements, resulted in losses in excess of minority interest amounting to W5,561 million for December 31, 2006 (2005: W42,766 million). The additional losses are deducted from the consolidated retained earnings to be charged to the Controlling Company. The Company plans to add any profits resulting from POSLILAMA Steel Structure Co., Ltd. and POS-NPC Co., Ltd. to the Controlling Company’s equity until they recover the amount of losses in excess of minority interest.

Dividends

Details of interim and year-end dividends for the years ended December 31, 2006, 2005 and 2004, are as follows:

Interim Cash Dividends	2006		2005		2004
	(In millions of Korean Won)

Number of outstanding shares		77,780,460		78,759,934		80,707,945
Dividend ratio		40%		40%		30%

Dividend amount	W	155,561	W	157,520	W	121,062

Year-End Cash Dividends	2006		2005		2004
	(In millions of Korean Won)

Number of outstanding shares		77,592,942		80,154,281		80,503,664
Dividend ratio		120%		120%		130%

Dividend amount	W	465,558	W	480,926	W	523,274

Details of the dividend payout ratio and dividend yield ratio for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006		2005		2004
	Dividend	Dividend	Dividend	Dividend	Dividend	Dividend
	Payout Ratio	Yield Ratio	Payout Ratio	Yield Ratio	Payout Ratio	Yield Ratio

Common shares	18.74%	2.59%	15.87%	3.96%	16.89%	4.28%

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

20.	Capital Adjustments

Capital adjustments as of December 31, 2006 and 2005 consist of the following:

	2006		2005
	(In millions of Korean Won)

Treasury stock	W	(1,670,690)	W	(959,205)
Cumulative foreign currency translation adjustment		(47,452)		4,386
Valuation loss on investment securities and others		249,668		(198,878)

	W	(1,468,474)	W	(1,153,697)

As of December 31, 2006, the Company holds 9,593,893 shares of its own common stock amounting to W1,670,690 million.

The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 910,360 shares of its treasury stock to the association of employee stock ownership on July 26, 2006, as approved by the Board of Directors on July 21, 2006, and the difference between the fair value and the proceeds from the sale was recognized as welfare expense.

21.	Stock Appreciation Rights

POSCO granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant

Before the modifications(1)
Number of shares		498,000 shares		60,000 shares		22,000 shares		141,500 shares		218,600 shares		90,000 shares
Exercise price	W	98,400 per share	W	135,800 per share	W	115,600 per share	W	102,900 per share	W	151,700 per share	W	194,900 per share
After the modifications(1)
Grant date		July 23, 2001		April 27, 2002		September 18, 2002		April 26, 2003		July 23, 2004		April 28, 2005
Exercise price	W	98,900 per share	W	136,400 per share	W	116,100 per share	W	102,900 per share	W	151,700 per share	W	194,900 per share
Number of shares granted		453,576 shares		55,896 shares		20,495 shares		135,897 shares		214,228 shares		90,000 shares
Number of shares cancelled		19,409 shares		—		—		—		—		—
Number of shares exercised		377,745 shares		32,741 shares		4,931 shares		74,931 shares		—		—
Number of shares outstanding		56,422 shares		23,155 shares		15,564 shares		60,966 shares		214,228 shares		90,000 shares
Exercise period		July 24, 2003 -		April 28, 2004 -		Sept. 19, 2004 -		April 27, 2005 -		July 24, 2006 -		April 29, 2007 -
		July 23, 2008		April 27, 2009		Sept. 18 2009		April 26, 2010		July 23, 2011		April 28, 2012

(1)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003, and October 22, 2004.

POSCO applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are accounted as other long-term liabilities and amortized over the vesting period of the stock grants.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The compensation costs for stock appreciation rights granted to executives recognized for the year ended December 31, 2006, and for the future periods are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
	(In millions of Korean Won)

Prior period	W	39,645	W	3,749	W	1,732	W	13,235	W	8,243	W	310	W	66,914
Current period		7,315		3,070		1,537		6,556		23,720		7,687		49,885
Future period		—		—		—		—		—		1,543		1,543

	W	46,960	W	6,819	W	3,269	W	19,791	W	31,963	W	9,540	W	118,342

The following table summarizes information about appreciation rights granted and expense recognized at the award date:

	2006			2005
	Number of Stock	Weighted-Average		Number of Stock	Weighted-Average
Stock Appreciation	Appreciation	Exercise Price per		Appreciation	Exercise Price per
Rights Outstanding,	Rights	Share		Rights	Share
	(In Korean Won)

Beginning of year	534,642	W	140,258	722,007	W	118,711
Granted	—		—	90,000		194,900
Excercised	(74,307)		109,404	(277,365)		101,899
Canceled	—		—	—		—
Forfeited	—		—	—		—

Stock appreciation rights outstanding, end of year	460,335		145,238	534,642		140,258

Excercisable at the year end	370,335	W	133,169	230,414	W	108,276

Weighted-average fair value at grant date		W	116,176		W	116,176

The following table summarizes information about stock appreciation rights outstanding at December 31, 2006:

	Appreciation Rights Outstanding
		Weighted-Average	Weighted-Average
		Remaining	Exercise Price
Exercise Prices	Shares	Contractual Life	per Share
	(In Korean Won)

98,900	56,422	1.56 years	W	98,900
136,400	23,155	2.32 years		136,400
116,100	15,564	2.72 years		116,100
102,900	60,966	3.32 years		102,900
151,700	214,228	4.56 years		151,700
194,900	90,000	5.33 years		194,900

	460,335	4.00 years	W	145,238

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

22.	Derivatives

The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the currency risk of future cash flows. The gains and losses on currency swap and currency forward contracts for December 31, 2006, and related contracts outstanding as of December 31, 2006, are as follows:

	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
	(In millions of Korean Won)

POSCO	Currency forward	Trading	SC Korea First	W	—	W	—	W	779	W	11,491
	Nickel future	”	Bank and others Sempra Metal Ltd.		—		—		—		12,205
POSCO E&C	Currency forward	”	Citibank Korea and others		1		791		732		920
Posteel Co., Ltd.	”	”	Hana bank and others		—		—		37		300
Pohang Coated	”	”	Shinhan Bank		—		—		1,258		843
Steel Co., Ltd.	Option	”	”		1,856		12		1,734		83
POSDATA	Currency forward	Cash flow hedge	Korea Exchange Bank		—		—		53		25
POSCO Specialty Steel Co., Ltd.	”	Fair market value hedge	SC Korea First Bank		—		17		190		78
POSCO Power Co., Ltd.	SWAP	Trading	Korea Development Bank and others		—		—		10,694		14,418

				W	1,857	W	820	W	15,477	W	40,363

The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2005, and related contracts outstanding as of December 31, 2005, were as follows:

	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
	(In millions of Korean Won)

POSCO	Currency forward	Trading	SC Korea First Bank and others	W	—	W	18,727	W	688	W	861
	Nickel future	”	Sempra Metal Ltd.		—		—		1,674		637
POSCO E&C	Currency forward	”	Citibank Korea and others		1,546		1,982		600		6,722
Posteel Co., Ltd.	”	”	Hana bank and others		—				170		37
Pohang Coated	”	”	Shinhan Bank		—		684		112		125
Steel Co., Ltd.	Option	”	”		125		—		486		564
POSDATA	Currency forward	”	Korea Exchange Bank		—		—		90		12
POSCO Specialty Steel Co., Ltd.	”	”	SC Korea First Bank		—		—		37		42

				W	1,671	W	21,393	W	3,857	W	9,000

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2004, and related contracts outstanding as of December 31, 2004, were as follows:

	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
	(In millions of Korean Won)

POSCO	Currency swap	Trading	Citybank Korea and others	W	—	W	—	W	683	W	—
	Nickel future	”	Sempra Metal Ltd.		—		—		2,800		5,980
	Currency forward		CALYON		6		—		597		1,092
POSCO E&C	”	”	Citibank Korea and others		9,588		2,646		4,900		1,499
Posteel Co., Ltd.	”	”	Citibank Korea		—		—		328		694
Pohang Coated Steel Co., Ltd.	”	”	Shinhan Bank		—		—		3,106		67
POSCO Specialty Steel Co., Ltd.	”	”	SC Korea First Bank		—		—		38		—

				W	9,594	W	$2,646	W	12,452	W	9,332

23.	Selling and Administrative Expenses

Selling and administrative expenses for December 31, 2006, 2005 and 2004, consist of the following:

	2006		2005		2004
	(In millions of Korean Won)

Transportation and storage	W	539,589	W	492,921	W	493,790
Salaries		183,943		168,746		149,153
Welfare		111,666		116,542		103,638
Depreciation and amortization		72,983		60,742		68,145
Fees and charges		62,610		122,204		76,710
Advertising		87,666		98,158		49,382
Research and development expenses		54,035		52,545		70,949
Severance benefits		26,109		29,475		25,051
Sales commissions		42,644		23,409		18,286
Travel		21,468		18,808		18,530
Rent		16,313		16,345		17,287
Repairs		8,846		14,736		20,047
Training		18,496		17,367		11,765
Office supplies		6,957		7,654		8,103
Provision for doubtful accounts		117,337		104,310		53,671
Meeting		9,368		9,680		8,576
Taxes and public dues		18,936		14,914		13,661
Vehicle expenses		2,941		2,155		6,509
Membership fees		7,273		8,876		5,391
Sales promotions		22,471		5,745		6,474
Entertainment		7,904		7,315		6,444
Others		116,860		58,670		61,366

	W	1,556,415	W	1,451,317	W	1,292,928

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

24.	Donations

Donations by the Company for December 31, 2006, 2005 and 2004, consist of the following:

	2006		2005		2004
	(In millions of Korean Won)

POSTECH	W	22,000	W	17,050	W	32,479
POSCO Educational Foundation		33,000		33,000		39,500
POSCO Welfare Fund		59,400		69,960		58,000
Others		40,278		33,008		39,567

	W	154,678	W	153,018	W	169,546

25.	Income Taxes

Income tax expense for December 31, 2006, 2005 and 2004, consists of the following:

	2006		2005		2004
	(In millions of Korean Won)

Current income taxes	W	691,315	W	1,547,761	W	1,361,874
Deferred income taxes		230,636		(74,172)		139,772

	W	921,951	W	1,473,589	W	1,501,646

The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	2006		2005		2004
	(In millions of Korean Won)

Net income before income tax expense	W	4,284,592	W	5,488,189	W	5,342,910
Statutory tax rate (%)		27.5		27.5		29.7

Income tax expense computed at statutory rate		1,178,260		1,509,252		1,586,844
Tax credit		(181,739)		(215,892)		(161,939)
Others, net		(74,570)		180,229		76,741

Income tax expense	W	921,951	W	1,473,589	W	1,501,646

Effective rate (%)		21.52		26.85		28.11

The consolidated financial statements as of and for the year ended December 31, 2006 reflect the early adoption of the Korea Accounting Institute’s opinion on the Korean Accounting Statement Implementation 06-2, ‘Accounting treatment for taxable temporary differences associated with investments in subsidiaries, associates, and interest in joint ventures’. The consolidated financial statements as of and for the year ended December 31, 2005 have been restated to reflect the accounting changes to pursuant to SKFAS No. 1.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The effects of the change in accounting policy for the year ended December 31, 2006 and the adjustments for the year ended December 31, 2005 are as follows:

	2006
	Before Adjustment		Adjustment		After Adjustment
	(In millions of Korean Won)

Deferred income tax liabilities(1)	W	450,955	W	9,387	W	460,342
Minority interest		491,133		(1,926)		489,207
Income tax expense		903,714		18,237		921,951
Net income before minority interest		3,380,878		(18,237)		3,362,641
Minority interest in income of consolidated subsidiaries		50,385		(1,925)		48,460
Net income		3,330,492		(16,311)		3,314,181

	2005
	Before Adjustment		Adjustment		After Adjustment
	(In millions of Korean Won)

Deferred income tax liabilities(1)	W	220,628	W	(6,761)	W	213,867
Capital adjustments		(1,151,609)		(2,088)		(1,153,697)
Minority interest		386,766		(2,096)		384,670
Income tax expense		1,482,438		(8,849)		1,473,589
Net income before minority interest		4,005,751		8,849		4,014,600
Minority interest in income of consolidated subsidiaries		(5,796)		(2,096)		(7,892)
Net income		4,011,547		10,945		4,022,492
Basic and diluted earnings per share	W	50,652/share			W	50,790/share

(1)	Part of deferred tax liabilities is classified as non-current liabilities.

26.	Earnings Per Share

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

	2006	2005	2004

Number of Shares Issued(1)(I)	87,186,835	87,186,835	87,186,835
Accumulated Number of Treasury Shares(2)	3,099,818,765	2,915,875,434	2,324,518,992
Number of Days Outstanding	365	365	366
Weighted-Average Number of Treasury Shares (II)	8,492,654	7,988,700	6,351,145
Weighted-Average Number of Common Shares ((I)-(II))	78,694,181	79,198,135	80,835,690

(1)	No change for the year ended December 31, 2006.

(2)	This number is comprised of acquisitions and disposals of treasury stocks, which are shown on a net basis.

For the computation of weighted average number of common shares outstanding, the weighted-average number of treasury shares was excluded.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Ordinary income per share for the years ended December 31, 2006, 2005 and 2004, are calculated as follows:

	2006		2005		2004
	(In millions of Korean Won,
	except per share amounts)

Net ordinary income	W	3,314,181	W	4,022,492	W	3,811,843
Weighted-average number of common shares outstanding		78,694,181		79,198,135		80,835,690
Basic ordinary income and earnings per share	W	42,115	W	50,790	W	47,155

Earnings per share for the years ended December 31, 2006, 2005 and 2004 are calculated as follows:

	2006		2005		2004
	(In millions of Korean Won,
	except per share amounts)

Net income	W	3,314,181	W	4,022,492	W	3,814,225
Weighted-average number of common shares outstanding		78,694,181		79,198,135		80,835,690
Basic net income and earnings per share	W	42,115	W	50,790	W	47,185

Diluted Earnings Per Share

Diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, are identical to basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of December 31, 2006, 2005 and 2004.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

27.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2006 and 2005, are as follows:

	2006				2005
			Won		Won
	Foreign Currency(3)		Equivalent		Equivalent
	(In millions of Korean Won)

Assets
Cash and cash equivalents(1)	US$	310,532,020	W	288,671	W	320,964
	JPY	2,813,798		22		275
	Overseas subsidiaries (US$)	323,083,993		300,339		284,221
Trade accounts and notes receivable	US$	232,664,898		216,285		552,622
	JPY	2,358,376,350		18,438		31,912
	EUR	7,491,962		9,157		4,346
	Overseas subsidiaries (US$)	464,123,798		431,449		244,741
Other accounts and notes receivable	US$	30,132,257		28,011		10,066
	JPY	16,987,193		133		336
	Overseas subsidiaries (US$)	67,780,423		63,009		18,526
Short-term and long-term loans receivable	Overseas subsidiaries (US$)	41,075,306		38,184		19,302
Long-term trade accounts and notes receivable	Overseas subsidiaries (US$)	—		—		71
Investment securities(2)	Overseas subsidiaries (US$)	43,628,434		40,557		37,502
Guarantee deposits	US$	162,449		151		332
	EUR	34,458		42		—
	Overseas subsidiaries (US$)	25,657,296		23,851		1,306

			W	1,458,299	W	1,526,522

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2006				2005
			Won		Won
	Foreign Currency(3)		Equivalent		Equivalent
	(In millions of Korean Won)

Liabilities
Trade accounts and notes payable	US$	52,627,051	W	48,922	W	782,304
	JPY	1,687,520,861		13,194		19,564
	EUR	3,161,589		3,864		13,215
	Overseas subsidiaries (US$)	338,829,755		314,976		72,520
Other accounts and notes payable	US$	18,616,545		17,306		7,599
	JPY	809,139,661		6,326		2,624
	EUR	5,887,443		7,196		4,937
	Overseas subsidiaries (US$)	42,430,861		39,444		362
Accrued expenses	US$	94,066		87		8,591
	Overseas subsidiaries (US$)	16,160,872		15,023		18,785
Short-term borrowings	US$	15,180,781		14,112		10,424
	Overseas subsidiaries (US$)	1,181,389,845		1,098,220		633,200
Withholdings	US$	22,211		21		5,025
	EUR	301,745		369		6,796
	Overseas subsidiaries (US$)	3,067,691		2,852		8,058
Debentures(2), (4)	US$	300,000,000		278,880		263,547
	JPY	101,622,000,000		794,512		701,982
Foreign currency loans(4)	US$	34,288,961		31,875		—
	JPY	576,000,000		4,503		24,109
	Overseas subsidiaries (US$)	311,756,670		289,809		379,817
Loans from foreign financial institutions(4)	US$	14,918,501		13,868		19,430
	EUR	17,490,732		21,378		25,739

			W	3,016,737	W	3,008,628

(1)	Includes cash and cash equivalents, short-term financial instruments and long-term financial instruments.

(2)	Presented at face value.

(3)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of overseas subsidiaries are converted into US dollars.

(4)	Includes current portion of long-term debts.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

28.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2006, 2005 and 2004, and the related account balances as of December 31, 2006 and 2005, are as follows:

	Sales and Others (1)						Purchases and Others(1)
	2006		2005		2004		2006		2005		2004
	(In millions of Korean Won)

POSCO E&C	W	12,134	W	3,758	W	9,317	W	1,618,205	W	1,732,462	W	891,474
Posteel Co., Ltd.		966,254		1,030,276		919,618		93,315		86,005		67,193
POSCON Co., Ltd.		177		131		139		219,602		235,232		194,847
Pohang Steel Co., Ltd.		367,443		426,007		303,425		853		1,105		271
POSCO Machinery & Engineering Co., Ltd.		1,908		92		5,001		125,996		160,787		116,424
POSDATA Co., Ltd.		2,290		1,009		989		175,046		182,149		209,839
POSCO Research Institute		—		—		—		18,553		14,350		13,203
Seung Kwang Co., Ltd.		—		—		—		6		110		35
POS-AC Co., Ltd.		732		566		517		30,546		29,554		20,980
POSCO Specialty Steel Co., Ltd.		2,844		3,440		31		70,299		53,618		75,984
POSCO Machinery Co., Ltd.		1,929		121		116		76,189		107,648		95,892
POSCO Refractories & Environment (POSREC)		166		261		137		211,122		195,329		173,917
POSTECH Venture Capital Co., Ltd.		77		63		59		—		—		—
Pohang Steel America Corporation (POSAM)		84,227		97,920		33,446		277		—		—
POSCO Australia Pty. Ltd. (POSA)		17,821		10,163		1,115		2,235		31,305		41,673
POSCO Canada Ltd. (POSCAN)		—		—		—		91,502		102,841		56,143
POSCO Asia Co., Ltd. (POA)		440,078		552,694		573,772		73,353		130,871		146,016
Zhangjiagang Pohang Stainless Steel Co., Ltd.		487,037		723,522		714,832		—		—		—
POSCO — Japan Co., Ltd.		566,208		544,636		409,845		75,170		75,604		30,846
Others		324,358		317,176		86,821		253,698		338,718		—

	W	3,275,683	W	3,711,835	W	3,059,180	W	3,135,967	W	3,477,688	W	2,134,737

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Receivables(2)				Payables(2)
	2006		2005		2006		2005
	(In millions of Korean Won)

POSCO E&C	W	7,933	W	53	W	77,678	W	193,856
Posteel Co., Ltd.		69,539		111,790		3,198		1,760
POSCON Co., Ltd.		1		1		18,016		28,638
Pohang Steel Co., Ltd.		41,029		33,896		94		66
POSCO Machinery & Engineering Co., Ltd.		4		4		13,211		14,449
POSDATA Co., Ltd.		1		43		26,639		26,709
POSCO Research Institute		—		—		3,766		2,674
Seung Kwang Co., Ltd.		2,034		2,063		—		—
POS-AC Co., Ltd.		—		1		1,177		888
POSCO Specialty Steel Co., Ltd.		—		1,231		3,103		2,119
POSCO Machinery Co., Ltd.		30		1		11,203		9,863
POSCO Refractories & Environment (POSREC)		9		17		23,742		23,774
POSTECH Venture Capital Co., Ltd.		—		—		—		53
Pohang Steel America Corporation (POSAM)		401		9		—		—
POSCO Australia Pty. Ltd. (POSA)		—		618		—		—
POSCO Canada Ltd. (POSCAN)		13		—		14,166		5,726
POSCO Asia Co., Ltd. (POA)		20,827		8,749		1,277		6,931
Zhangjiagang Pohang Stainless Steel Co., Ltd.		6		175,415		—		—
POSCO — Japan Co., Ltd.		20,685		19,599		5,428		1,542
Others		9,430		97,123		23,396		28,772

	W	171,942	W	450,613	W	226,094	W	347,820

(1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2006 and 2005, and related account balances as of December 31, 2006 and 2005, are as follows:

	Sales and others(1)						Purchases and others(1)
	2006		2005		2004		2006		2005		2004
	(In millions of Korean Won)

eNtoB Corporation	W	—	W	—	W	—	W	134,703	W	170,258	W	131,377
KOBRASCO		—		—		—		141,859		202,262		104,848
POSCHROME		—		—		—		35,009		45,043		51,820
Posmmit Steel Centre SDN BHD (POS-MMIT)		3,971		10,229		7,655		—		—		—
PT POSMI Steel Indonesia		—		—		5		—		—		—
POSVINA		2,684		11,239		12,599		—		—		—
USS — POSCO Industries (UPI)		356,190		312,377		365,362		—		—		—
Guangdong Xingpu Steel Center Co., Ltd.		10,295		—		—		—		—		—
MIDAS Information Technology., Ltd.		—		—		—		—		—		15

	W	373,140	W	333,845	W	385,621	W	311,571	W	417,563	W	288,060

	Receivables(2)				Payables(2)
	2006		2005		2006		2005
	(In millions of Korean Won)

eNtoB Corporation	W	—	W	—	W	1,917	W	2,329
KOBRASCO		—		—		9,737		—
POSCHROME		—		—		—		4,719
Posmmit Steel Centre SDN BHD (POS-MMIT)		—		29		—		—
POSVINA		—		1,100		—		—
Guangdong Xingpu Steel Center Co., Ltd.		2,337		—		—		—

	W	2,337	W	1,129	W	11,654	W	7,048

(1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Eliminations of intercompany revenues and expenses for the years ended December 31, 2006, 2005 and 2004, are as follows:

	Revenues							Expenses
	2006		2005		2004			2006		2005		2004
	(In millions of Korean Won)							(In millions of Korean Won)

Sales	W	7,670,446	W	8,293,069	W	5,982,359	Cost of goods sold	W	7,332,282	W	8,094,089	W	5,849,925
Interest income		694		1,322		2,242	Interest expense		3,912		3,778		2,272
Rental income		1,273		1,014		727	Selling and administrative expenses		259,038		156,157		120,428
Others		8,107		3,074		3,693	Others		85,288		44,455		16,396

	W	7,680,520	W	8,298,479	W	5,989,021		W	7,680,520	W	8,298,479	W	5,989,021

Eliminations of significant intercompany receivables and payables as of December 31, 2006 and 2005, are as follows:

	2006		2005			2006		2005
	(In millions of Korean Won)					(In millions of Korean Won)

Trade accounts and notes receivable	W	709,207	W	1,046,732	Trade accounts and notes payable	W	494,980	W	728,395
Short-term loans receivable		41,642		36,310	Short-term borrowings		71,630		28,064
Other accounts and notes receivable		8,431		5,415	Other accounts and notes payable		173,648		269,287
Long-term loans receivable		56,613		37,359	Long-term debts		25,121		23,557
Other assets		113,497		208,316	Other liabilities		164,011		284,829

	W	929,390	W	1,334,132		W	929,390	W	1,334,132

29.	Segment and Regional Information

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2006:

			Engineering and						Consolidation
	Steel		Construction		Trading		Others		Adjustment		Consolidated
	(In millions of Korean Won)

Statement of income
External customers	W	23,727,533	W	3,752,233	W	3,046,127	W	2,986,879	W	(7,670,446)	W	25,842,326
Less: Inter-segment		3,984,759		1,631,547		632,841		1,421,299		7,670,446		—

Net sales	W	19,742,774	W	2,120,686	W	2,413,286	W	1,565,580	W	—	W	25,842,326

Operating income	W	4,078,997	W	282,489	W	24,202	W	252,283	W	(248,824)	W	4,389,147
Depreciation and amortization		1,712,672		12,284		5,967		141,114		(89,299)		1,782,738
Balance sheet
Inventories	W	3,550,674	W	225,378	W	127,600	W	217,963	W	(103,410)	W	4,018,205
Investments		5,867,366		434,047		276,560		527,388		(3,393,443)		3,711,918
Property, plant and equipment		14,075,709		75,712		201,797		1,358,874		(1,068,972)		14,643,120
Intangible assets		258,874		25,889		430		125,147		146,742		557,082

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2005:

			Engineering and						Consolidation
	Steel		Construction		Trading		Others		Adjustment		Consolidated
	(In millions of Korean Won)

Statement of income
External customers	W	24,886,534	W	3,993,961	W	3,373,587	W	2,340,775	W	(8,293,069)	W	26,301,788
Less: Inter-segment		3,974,711		1,845,747		990,742		1,481,869		8,293,069		—

Net sales	W	20,911,823	W	2,148,214	W	2,382,845	W	858,906	W	—	W	26,301,788

Operating income	W	5,879,972	W	244,910	W	24,453	W	190,378	W	(256,437)	W	6,083,276
Depreciation and amortization		1,604,241		11,874		7,626		70,693		(81,880)		1,612,554
Balance sheet
Inventories	W	3,275,723	W	205,622	W	102,569	W	314,233	W	(105,553)	W	3,792,594
Investments		4,662,747		348,143		273,938		468,074		(2,611,346)		3,141,556
Property, plant and equipment		12,223,681		63,747		213,681		571,320		(800,719)		12,271,710
Intangible assets		326,780		26,712		505		110,527		(10,815)		453,709

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2004:

			Engineering and						Consolidation
	Steel		Construction		Trading		Others		Adjustment		Consolidated
	(In millions of Korean Won)

Statement of income
External customers	W	22,683,873	W	2,741,240	W	2,986,345	W	1,543,954	W	(5,982,359)	W	23,973,053
Less: Inter-segment		3,322,773		1,051,816		626,580		981,190		5,982,359		—

Net sales	W	19,361,100	W	1,689,424	W	2,359,765	W	562,764	W	—	W	23,973,053

Operating income	W	5,180,632	W	93,851	W	34,770	W	90,640	W	(80,473)	W	5,319,420
Depreciation and amortization		1,553,823		10,983		7,933		77,002		(84,380)		1,565,361
Balance sheet
Inventories	W	2,541,127	W	285,129	W	72,463	W	223,809	W	(57,007)	W	3,065,521
Investments		4,089,017		303,413		282,491		328,247		(2,298,630)		2,704,538
Property, plant and equipment		10,198,426		66,330		230,082		510,987		(565,534)		10,440,291
Intangible assets		410,192		18,633		1,515		78,445		(12,470)		496,315

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Substantially all of the Company’s operations are for the production of steel products. Net sales for the years ended December 31, 2006, 2005 and 2004, and non-current assets by geographic location as of December 31, 2006 and 2005, are as follows:

	Sales(1)						Long-Lived Assets
Customer Location	2006		2005		2004		2006		2005
	(In millions of Korean Won)

Korea	W	17,250,163	W	18,566,060	W	16,738,372	W	14,658,557	W	12,310,240
Japan		1,311,685		1,371,510		1,163,541		59,540		65,282
China		3,070,422		3,117,909		3,315,789		1,102,657		951,921
Asia/Pacific, excluding Japan and China		1,486,331		1,502,205		1,257,108		164,018		113,001
North America		610,240		550,331		529,080		88,794		52,337
Others		2,113,485		1,193,773		969,163		48,866		44,172
Consolidation adjustments		—		—		—		(922,230)		(811,534)

	W	25,842,326	W	26,301,788	W	23,973,053	W	15,200,202	W	12,725,419

(1)	Represents revenues, net of consolidation adjustments, incurred based on customers’ locations instead of the Company and subsidiaries’ locations.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed consolidated balance sheets as of December 31, 2006, categorized by types of business are as follows:

	2006
	Non-Financial		Financial
	Institution		Institution
	(In millions of Korean Won)

Assets
Current assets	W	12,161,686	W	75,267
Non-current assets		18,776,636		135,485
Investment assets		3,576,481		135,438
Property, plant and equipment		14,643,073		47
Intangible assets		557,082		—

Total assets	W	30,938,322	W	210,752

Liabilities
Current liabilities	W	4,994,825	W	87,471
Non-current liabilities		3,664,895		141

Total liabilities		8,659,720		87,612

Shareholders’ equity
Common stock		373,716		108,687
Capital surplus		4,035,273		—
Retained earnings		18,839,242		24,091
Capital adjustments		(1,458,837)		(9,638)
Minority interest		489,208		—

Total shareholders’ equity		22,278,602		123,140

Total liabilities and shareholders’ equity	W	30,938,322	W	210,752

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed consolidated statements of income for the year ended December 31, 2006, categorized by types of business are as follows:

	2006
	Non-Financial		Financial
	Institution		Institution
	(In millions of Korean Won)

Sales	W	25,832,162	W	10,164
Cost of goods sold		19,891,544		5,220
Selling and administrative expenses		1,553,868		2,547

Operating income		4,386,750		2,397
Non-operating income		743,537		5,687
Non-operating expenses		851,338		2,441

Net income before income tax expense and minority interest		4,278,949		5,643
Income tax expense		921,382		569

Net income before minority interest		3,357,567		5,074
Minority interest in income of consolidated subsidiaries		(48,460)		—

Net income	W	3,309,107	W	5,074

30.	Operating Results for the Final Interim Period

Significant operating results for the three-month periods ended December 31, 2006 and 2005, are as follows:

	2006		2005
	(Unaudited)		(Unaudited)
	(In millions of Korean Won, except per share amount)

Sales	W	7,363,295	W	6,353,114
Cost of sales		5,651,442		5,004,931
Operating income		1,238,385		1,108,800
Net income		1,051,779		377,935
Ordinary income per share		13,531		4,792
Net income per share		13,531		4,792

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

31.	Supplemental Cash Flow Information

Significant noncash financing and investing activities for the year ended December 31, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
	(In millions of Korean Won)

Noncash financing activities:
Reclassification to current from noncurrent relating to loans from foreign financial institutions	W	8,797	W	9,065	W	10,678
Reclassification to current from noncurrent relating to long-term debt		164,370		54,933		74,241
Reclassification to current from noncurrent relating to debentures		231,100		991,609		961,607
Noncash investing activities:
Reclassification to current from noncurrent relating to held-to-maturity securities		153,476		2,688		13,769

Certain amounts in consolidated financial statements as of and for the year ended December 31, 2005, have been reclassified to conform to the December 31, 2006 consolidated financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

32.	Significant Differences between Korean GAAP and U.S. GAAP

Reconciliation to U.S. Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2006, 2005 and 2004 and the net income for each of the three year periods ended to the extent described below.

A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(a)	Reconciliation of net income from Korean GAAP to U.S. GAAP

	Adjustments Before		Income Tax		Adjustments After
	Income Tax		Effect		Income Tax
	(In millions of Korean Won, except share data)

For the year ended December 31, 2006
Net income under Korean GAAP					W	3,314,181
Adjustments:
Fixed asset revaluation	W	20,152	W	(5,542)		14,610
Capitalized costs		35,435		(9,745)		25,690
Capitalized repairs		(1,269)		349		(920)
Investment securities		54,070		(14,869)		39,201
Amortizing of goodwill		25,322		(6,964)		18,358
Others, net		(4,588)		1,263		(3,325)

	W	129,122	W	(35,508)	W	93,614

Net income as adjusted in accordance with U.S. GAAP					W	3,407,795

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					W	43,304

Weighted-average shares outstanding						78,694,181

	Adjustments Before		Income Tax		Adjustments After
	Income Tax		Effect		Income Tax
	(In millions of Korean Won, except share data)

For the year ended December 31, 2005
Net income under Korean GAAP					W	4,022,492
Adjustments:
Fixed asset revaluation	W	19,301	W	(5,222)		14,079
Capitalized costs		15,381		(4,230)		11,151
Capitalized repairs		(5,312)		1,461		(3,851)
Investment securities		81,659		(22,456)		59,203
Amortizing of goodwill		8,875		(2,441)		6,434
Others, net		4,187		(12,097)		(7,910)

	W	124,091	W	(44,985)	W	79,106

Net income as adjusted in accordance with U.S. GAAP					W	4,101,598

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					W	51,789

Weighted-average shares outstanding						79,198,135

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Adjustments Before		Income Tax		Adjustments After
	Income Tax		Effect		Income Tax
	(In millions of Korean Won, except share data)

For the year ended December 31, 2004
Net income under Korean GAAP					W	3,814,225
Adjustments:
Fixed asset revaluation	W	26,428	W	(6,840)		19,588
Capitalized costs		47,458		(13,051)		34,407
Capitalized repairs		(9,422)		2,591		(6,831)
Investment securities		(557,615)		153,344		(404,271)
Others, net		4,270		(1,174)		3,096

	W	(488,881)	W	134,870	W	(354,011)

Net income as adjusted in accordance with U.S. GAAP					W	3,460,214

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					W	42,806

Weighted-average shares outstanding						80,835,690

(b)	Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP

	Adjustments Before		Income Tax		Adjustments After
	Income Tax		Effect		Income Tax
	(In millions of Korean Won)

As of December 31, 2006
Total shareholders’ equity under Korean GAAP					W	22,401,742
Minority interest						(489,207)

						21,912,535
Adjustments:
Fixed asset revaluation	W	(155,755)	W	19,986		(135,769)
Capitalized costs		321,643		(88,452)		233,191
Capitalized repairs		2,455		(675)		1,780
Investment securities		(84,269)		23,174		(61,095)
Amortizing of goodwill		34,196		(9,404)		24,792
Cumulative effect of FAS 123R		(4,097)		1,127		(2,970)
Others, net		(431)		119		(312)

	W	113,742	W	(54,125)	W	59,617

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					W	21,972,152

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Adjustments Before		Income Tax		Adjustments After
	Income Tax		Effect		Income Tax
	(In millions of Korean Won)

As of December 31, 2005
Total shareholders’ equity under Korean GAAP					W	19,873,677
Minority interest						(384,670)

						19,489,007
Adjustments:
Fixed asset revaluation	W	(175,907)	W	25,528		(150,379)
Capitalized costs		286,208		(78,707)		207,501
Capitalized repairs		3,724		(1,024)		2,700
Investment securities		(66,594)		18,313		(48,281)
Amortization of goodwill		8,875		(2,441)		6,434
Others, net		60		(8,873)		(8,813)

	W	56,366	W	(47,204)	W	9,162

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					W	19,498,169

	Adjustments Before		Income Tax		Adjustments After
	Income Tax		Effect		Income Tax
	(In millions of Korean Won)

As of December 31, 2004
Total shareholders’ equity under Korean GAAP					W	16,386,056
Minority interest						(307,891)

						16,078,165
Adjustments:
Fixed asset revaluation	W	(195,045)	W	30,705		(164,340)
Capitalized costs		270,827		(74,477)		196,350
Capitalized repairs		9,036		(2,485)		6,551
Investment securities		(48,399)		214,510		166,111
Others, net		(4,127)		1,135		(2,992)
Deferred taxed related to OCI		—		—		(71,788)

	W	32,292	W	169,388	W	129,892

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					W	16,208,057

(c)	Fixed asset revaluation

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

Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized for the years ended December 31, 2006, 2005 and 2004 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to W(2,099) million, W8,097 million and W20,611 million for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Capitalized interest for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
	(In millions of Korean Won)

Capitalized interest	W	123,350	W	86,269	W	84,948
Depreciation of capitalized interest		(72,034)		(60,581)		(55,871)

Net income impact	W	51,316	W	25,688	W	29,077

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

U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets which arose mostly from research and development cost for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006		2005		2004
	(In millions of Korean Won)

Net income impact	W	(13,782)	W	(18,404)	W	(2,230)

(e)	Capitalized repairs

Under Korean GAAP, major repair costs associated with the Company’s furnaces had been expensed as incurred, regardless of the nature of the expenditure until 2001. U.S. GAAP requires that repairs which extend an asset’s useful life or significantly increase its value be capitalized when incurred and depreciated. Routine maintenance and repairs are expensed as incurred. Depreciation of capitalized repairs carried forward from prior periods has been recorded.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(f)	Guarantees

Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002. As of December 31, 2006, the guarantees issued or modified after December 31, 2002 by the Company for the repayment of loans amounts to W109,364 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (Note 17). The fair value of the liability recorded at the inception is amortized into income over the life of the guarantee contract. The Company has recognized the fair value of liabilities net of amortization amounting to W(417) million and W1,732 million and W(559) for the years ended December 31, 2006, 2005 and 2004, respectively. This adjustment is included in Others, net.

(g)	Stock Appreciation Rights

Under Korean GAAP, the Company accounted for stock-based compensation in accordance with the intrinsic value method for awards that call for settlement in cash, shares, or a combination of both measures. Stock compensation liabilities at the end of each period are determined as the amount by which the moving weighted average of quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price. The moving weighted average of quoted market value is calculated based on the weighted average market price of last one week, last one month and last two months of each period.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which applies to new awards and to awards modified, repurchased or cancelled after effective date. The Company adopted FAS 123(R) on January 1, 2006 using the modified prospective method. The compensation expense for the portion of the awards for which the requisite service period has not been rendered that are outstanding at December 31, 2005 needs to be remeasured from its intrinsic value to its fair value on the adoption date, and any difference to be reflected as the cumulative effect of change in accounting principle, net of any related tax effect. Also, reflected in the cumulative effect of change in accounting principle is the net cumulative impact of estimating future forfeitures in the determination of periodic expense, rather than recording forfeitures when they occur as previously permitted. Prior to adoption of FAS 123(R), the Company applied APB 25, intrinsic value method, as permitted under FAS 123 and recorded stock compensation liabilities under intrinsic value method using the quoted market value of the shares of the Company’s stock covered by a grant exceed the option price.

The Company remeasured the value of its stock appreciation rights as of January 1, 2006 and applied the estimated future forfeitures, which resulted in a cumulative effect of change in accounting principle, net of tax, totaling W(2,970) million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table illustrates the effect on Net Income and Earnings per Share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock-based employee compensation for the year ended December 31, 2005 and 2004:

	2005		2004
	(In millions of Korean Won, except per-share amounts)

Net Income, as reported	W	4,101,598	W	3,460,214
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		4,574		1,215
Deduct: Stock-based employee compensation expense determined under the fair value method, net of related tax effects		(6,457)		(2,303)
Pro forma net earnings		4,099,715		3,459,126
Earning per share-basic:
As reported		51,789		42,806
Pro forma		51,765		42,792
Earning per share-diluted:
As reported		51,789		42,806
Pro forma		51,765		42,792

The fair value of stock options granted was remeasured as of the reporting date using a Black-Scholes option-pricing model with the following weighted average assumptions:

2006

Dividend yield range	3.23 ~3.34%
Expected volatility range	31.29 ~31.63%
Risk-free interest rate range	4.82 ~4.84%
Expected lives (in years)	2.81 ~3.57

U.S. GAAP reconciliation adjustments for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2006, 2005 and 2004 are included in Others, net and are as follows:

	2006		2005		2004
	(In millions of Korean Won)

Net income impact	W	(4,171)	W	2,455	W	4,829

The total stock compensation expense, in accordance with U.S. GAAP, for the years ended December 31, 2006, 2005 and 2004 amounts to W54,056 million, W15,782 million and W19,956 million, respectively.

(h)	Investment Securities

The differences in accounting for investment securities relate to (i) recognition of an impairment loss under U.S. GAAP but not under Korean GAAP and (ii) Recognition of gain or loss on disposal of investments due to different classification under Korean GAAP and US GAAP.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

As a result of the above differences, the Company recognized an impairment loss recorded in the statement of income on available-for-sale securities under U.S. GAAP of W1,026 million for which the decline in fair value was considered to be other-than-temporary under U.S. GAAP but not “permanently impaired” under Korean GAAP. This U.S. GAAP adjustment also results in a reclassification adjustment within accumulated other comprehensive income, resulting in higher unrealized losses under Korean GAAP, compared to U.S. GAAP.

No other-than-temporary impairment is recorded for held-to-maturity securities for the years ended December 31, 2006, 2005 and 2004.

(ii)	Recognition of gain on disposal of available for sale investments

The Company disposed of certain securities that had been previously impaired under U.S. GAAP purposes. The fair value of these securities subsequently recovered resulting in the reversal of the impairment under Korean GAAP. As a result, the Company’s cost basis relating to those securities was higher under Korean GAAP than under U.S. GAAP. This difference in cost basis resulted in a gain of W55,096 million under U.S. GAAP upon disposal.

A summary of the U.S. GAAP adjustments relating to investment securities for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
	(In millions of Korean Won)

Impairment loss	W	(1,026)	W	(7,882)	W	(562,838)
Recognition of gains on disposal		55,096		89,541		5,223

Net income impact	W	54,070	W	81,659	W	(557,615)

Information with respect to available-for-sale debt and equity securities as of December 31, 2006, 2005 and 2004 is as follows:

Available-for-Sale Securities:

	2006		2005		2004
	(In millions of Korean Won)

Book value at prior yearend plus investment acquired during current year	W	2,420,474	W	1,864,297	W	2,261,620
Unrealized gains and losses incurred during current year		443,097		328,276		47,272
Permanent impairment loss incurred during current year		(1,970)		(11,605)		(3,190)

Fair value (Korean GAAP)		2,861,601		2,180,968		2,305,702
Accumulated other-than-temporary impairment		(86,357)		(68,682)		(50,487)

Fair value (US GAAP)	W	2,775,244	W	2,112,286	W	2,255,215

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(i)	Goodwill

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

33.	Additional Financial Information in Accordance with U.S. GAAP

(a)	Deferred taxes in accordance with U.S. GAAP

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2006, 2005 and 2004, computed under U.S. GAAP, and a description of the consolidated financial statement items that created these differences are as follows:

	2006		2005		2004
	(In millions of Korean Won)

Deferred tax assets:
Fixed asset revaluation	W	19,986	W	25,528	W	30,705
Capitalized foreign exchange losses		—		—		3,071
Investment securities		221,139		77,984		69,822
Impairment loss on fixed assets		129,264		129,135		129,135
Impairment loss on investment securities		45,979		23,078		221,337
Allowance for doubtful accounts		91,478		61,142		32,148
Allowance for severance benefits		21,964		101,867		69,913
Depreciation expense		2,168		18,980		17,299
Capital expenditures		74		—		9,489
Research and development expense		—		12,988		9,804
Deferred taxes related to OCI		12,141		182,824		—
Denied accrual expenses		78,402		120,198		16,452
Others		45,172		86,287		115,681

Total deferred tax assets		667,767		840,011		724,856

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2006		2005		2004
	(In millions of Korean Won)

Deferred tax liabilities:
Gain on valuation of equity method investments		118,895		134,441		81,400
Reserve for repairs		110,930		132,120		137,394
Accrued income		16,446		917		3,453
Reserve for technology		397,375		388,117		367,283
Capitalized repairs		675		1,024		2,485
Capitalized costs		89,361		78,707		78,876
Deferred taxes related to OCI		141,155		162,434		71,788
Others		—		30,159		101,061

Total deferred tax liabilities		874,837		927,919		843,740

Net deferred tax assets (liabilities)	W	(207,070)	W	87,908	W	118,884

(b)	Comprehensive income

Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to owners, including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2006, 2005 and 2004 is summarized as follows:

	2006		2005		2004
	(In millions of Korean Won)

Net income, as adjusted, in accordance with U.S. GAAP	W	3,407,795	W	4,101,598	W	3,460,214
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(51,838)		(7,150)		(91,750)
Unrealized gains (losses) on investments		351,307		85,195		434,753
Add (less): Reclassification adjustment for losses (gains) included in income		43,135		(1,665)		(1,288)

Comprehensive income, as adjusted, in accordance with U.S. GAAP	W	3,750,399	W	4,177,978	W	3,801,929

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Accumulated other comprehensive income as of December 31, 2006, 2005 and 2004, is summarized as follows:

	Foreign Currency		Unrealized Gains		Accumulated other
	Translation		(Losses) on		Comprehensive
	Adjustments		Investments		Income
	(In millions of Korean Won)

Balance, December 31, 2003	W	103,286	W	(255,742)	W	(152,456)
Foreign currency translation adjustments, net of tax benefit of W34,801 million		(91,750)		—		(91,750)
Unrealized gains on investments, net of tax expense of W(164,905) million		—		434,753		434,753
Less: Reclassification adjustment for net realized gain included in income, net of tax expense of W488 million		—		(1,288)		(1,288)

Current period change		(91,750)		433,465		341,715

Balance, December 31, 2004	W	11,536	W	177,723	W	189,259
Foreign currency translation adjustments, net of tax benefit of W2,712 million		(7,150)		—		(7,150)
Unrealized gains on investments, net of tax expense of W(32,316) million		—		85,195		85,195
Less: Reclassification adjustment for net realized gain included in income, net of tax expense of W632 million		—		(1,665)		(1,665)

Current period change		(7,150)		83,530		76,380

Balance, December 31, 2005	W	4,386	W	261,253	W	265,639
Foreign currency translation adjustments, net of tax benefit of W19,663 million		(51,838)		—		(51,838)
Unrealized gains on investments, net of tax expense of W(147,661) million		—		351,307		351,307
Add: Reclassification adjustment for net realized losses included in income, net of tax benefit of W (16,362) million		—		43,135		43,135

Current period change		(51,838)		394,442		342,604

Balance, December 31, 2006	W	(47,452)	W	655,695	W	608,243

(c)	Fair Value of financial instruments

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

The estimated fair values of the Company’s financial instruments stated under Korean GAAP as of December 31, 2006 and December 31, 2005 are summarized as follows:

	2006				2005
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
	(In millions of Korean Won)

Cash and cash equivalents	W	936,288	W	936,288	W	653,364	W	653,364
Short-term financial instruments		867,310		867,310		760,371		760,371
Trading securities		2,000,647		2,000,647		2,610,502		2,610,502
Trade accounts and notes receivable, including long-term loans		3,845,106		3,845,106		3,369,737		3,369,737
Investment securities		3,165,055		3,165,055		2,815,741		2,815,741
Short-term borrowings		1,238,749		1,238,749		859,774		859,774
Trade accounts and notes payable		1,507,227		1,507,227		1,145,729		1,145,729
Long-term debt, including current portion		3,129,914		3,189,205		2,188,470		2,233,670

(d)	Minority interest

Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

(e)	Classification differences in the Consolidated Statements of Income

Certain income and expense items in the Company’s Consolidated Statements of Income including: (i) gains and losses on disposal of property, plant and equipment; (ii) impairment of property, plant and equipment; (iii) gains on recovery of allowance for doubtful accounts; (iv) other bad debt expenses; (v) and provision for early retirement benefits have been classified as non-operating under Korean GAAP and excluded from the determination of operating income. Under U.S. GAAP, the above noted income and expense items would be included in the determination of operating income. In addition, as a result of tax assessments, amendments to tax return filings and related tax penalties and interest have been classified as non-operating expenses under Korean GAAP. Under U.S. GAAP, these expenses would be included as part of the Company’s income tax. After reclassification of those items, operating income under U.S. GAAP would be W4,306,707 million and W5,725,875 million and W5,407,351 million for the years ended December 31, 2006, 2005 and 2004, respectively.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Components of “Other” non-operating expenses

“Other” non-operating expenses disclosed within the Korean GAAP Consolidated Statements of Income are comprised of the following:

	2006		2005		2004
	(In millions of Korean Won)

Loss on disposal of investments	W	66,116	W	121,474	W	7,869
Loss on impairment of property, plant and equipment		2,740		—		72,692
Additional payment of income taxes		13,472		194,506		10,054
Provision for early retirement benefits(1)		14,672		418,567		16,637
Others		107,847		119,542		58,021

Total	W	204,847	W	854,089	W	165,273

(1)	In 2000, the Company initiated an ongoing plan to offer special termination benefits to employees who voluntarily accept early retirement and received applications for early retirement from employees. The Company recorded an expense amounting to W14,672 million, W418,567 million and W16,637 million, for the years ended December 31, 2006, 2005 and 2004, respectively, which represents lump sum early retirement benefits which were either paid or accrued for the applicants who were notified of acceptance and approval of their applications at each year end. The employees were terminated effective on or before December 31, 2006 and all liabilities associated with these early retirement benefits were settled by December 2006.

Extraordinary income

Under Korean GAAP, extraordinary income and loss include items such as non operating income and losses with unusual in nature and infrequency of occurrence, gain or loss on extinguishment of debt. However, under USGAAP, certain items classified as extraordinary items under Korean GAAP are not classified as extraordinary items. The item reported as extraordinary income under Korean GAAP for the year ended December 31, 2004 would be classified as other income under US GAAP. Based on the US GAAP classification of extraordinary income, the basic and diluted ordinary income per share and basic and diluted earnings per share would be same.

(f)	Consolidated statement of cash flows

Under both Korean GAAP and US GAAP, cash flows are classified under operating activities, investing activities and financing activities.

Under U.S. GAAP, cash flows related to purchases and sales of trading securities are classified as cash flows from operating activities. However, under Korean GAAP, they are classified as cash flows from investing activities. Net cash flows from purchases and sales of trading securities are W5,118,352 million, W221,705 million and W(63,667) for the years ended December 31, 2006, 2005 and 2004, respectively.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Components of “Others” financing activities

“Others” financing activities disclosed within the Korean GAAP Consolidated Statements of cash flows are comprised of the following:

	2006		2005		2004
	(In millions of Korean Won)

Proceeds from other current liabilities	W	88,907	W	2,289	W	5,344
Repayment of other current liabilities		—		(1,640)		(44,539)
Issuance of new shares by subsidiaries		67,431		39,675		8,948
Dividends paid by subsidiaries		(7,530)		(11,300)		(9,230)

Total	W	148,808	W	29,024	W	(39,477)

(g)	Segment

The following table provides information on reconciliation of total assets of the reportable segments under Korean GAAP as of December 31, 2006:

									Subtotal
									before		Reconciling
	Steel		Construction		Trading		Others		Elimination		Adjustments		Consolidated
	(In millions of Korean Won)

Segments’ total assets	W	29,553,435	W	2,255,376	W	1,026,031	W	3,412,719	W	36,247,561	W	(5,098,488)	W	31,149,073

34.	Recent Accounting Pronouncements

U.S. GAAP

In February 2006, the FASB issued Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” and is effective for all financial instrument acquired or issued after beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of this new standard but believes that it will not have a material impact on our financial position, results of operations or cash flows. The Company does not expect the adoption of this statement to have a material impact on its financial position or result of operations.

In June 2006, the FASB issued Financial Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, which applies to all tax positions related to income taxes. FIN No. 48 prescribes a recognition threshold and measurement process for recording in the consolidated financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company assesses tax positions taken in the consolidated financial statements and evaluates quarterly for realizability on a more likely than not basis. The Company is in the process of evaluating the impact that FIN 48 may have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS 157 may have on the consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact that SFAS 158 may have on the consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, Accounting for Planned Major Maintenance Activities. This position does not permit ’accrue-in-advance method’ for accounting for planned major maintenance activities. The position is effective for fiscal year beginning after December 15, 2006 and earlier adoption is permitted. The Company believes the adoption of FASB Staff Position AUG AIR-1 will not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact that SFAS 159 may have on the consolidated financial statements.

Korean GAAP

In December 2004, the KASB issued SKFAS No. 23, “Earning per share.” This statement improves the determination and presentation for earning per share amounts in order to match the international financial reporting standards. The provisions of this standard are effective prospectively for earning per share beginning on or after December 31, 2006. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

In February 2006, the KASB issued SKFAS No. 21, “Preparation and Presentation of Financial Statements.” Under SKFAS No. 21, the financial statements consist of a balance sheet, a statement of income, a statement of appropriations (disposition) of retained earnings (accumulated deficit), a statement of cash flows, a statement of changes in equity and footnotes. The provisions of this standard are effectively for financial statements beginning on or after December 31, 2006. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

In April 2006, the KASB issued SKFAS No. 22, “Share-based Payment.” Under SKFAS No. 22, a share-based payment in which the entity receives or acquires goods or services either as consideration for its equity instruments or by incurring liabilities for amounts based on the price of the entity’s shares or other equity instruments of the entity should be recognized in the financial statements based on its fair value. The provisions of this standard are effective for share-based payment agreement beginning on or after December 31, 2006. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

In January 2007, the KASB issued SKFAS No. 25, “Consolidated financial statements” Under SKFAS No. 25, it clearly defines consolidated scope and entities and revises the presentation method of minority interest in the consolidated financial statements. The provisions of this standard are effective for the financial year ending on or after December 31, 2007. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

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