Form 20-F
period 2007-12-31
POSCO
filed 2008-06-24
CIK 889132

As filed with the Securities and Exchange Commission on June 24, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number 1-13368

POSCO
(Exact name of Registrant as specified in its charter)

POSCO	The Republic of Korea
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

POSCO Center, 892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777
(Address of principal executive offices)

Lee, Hyeong-Soo
POSCO Center, 892 Daechi-4-dong, Gangnam-gu,
Seoul, Korea 135-777
Telephone: +82-2-3457-1189; E-mail: sunrise77@posco.com; Facsimile: +82-2-3457-1982
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one-fourth of one share of common stock	New York Stock Exchange, Inc.
Common Stock, par value Won 5,000 per share*	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

As of December 31, 2007, there were 75,540,201 shares of common stock, par value Won 5,000 per share, outstanding
(not including 11,646,634 shares of common stock held by the company as treasury shares)

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

Large accelerated filer  ☑     Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☐  IFRS ☐  Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.
“ADR depositary”	The Bank of New York Mellon.
“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.
“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.
“common stock”	Common stock, par value Won 5,000 per share, of POSCO.
“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.
“Dollars,” “$” or “US$”	The currency of the United States of America.
“Government”	The government of the Republic of Korea.
“Yen” or “JPY”	The currency of Japan.
“Korea”	The Republic of Korea.
“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.
“Gwangyang Works”	Gwangyang Steel Works.
“We”	POSCO and its consolidated subsidiaries.
“Pohang Works”	Pohang Steel Works.
“Securities Act”	The United States Securities Act of 1933, as amended.
“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.
“SEC”	The United States Securities and Exchange Commission.
“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.
“U.S. GAAP”	Generally accepted accounting principles in the United States of America.
“Won” or “~~W~~”	The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1.A.	Directors and Senior Management

Not applicable

Item 1.B.	Advisers

Not applicable

Item 1.C.	Auditors

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 2.A.	Offer Statistics

Not applicable

Item 2.B.	Method and Expected Timetable

Not applicable

Item 3.	Key Information

Item 3.A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2003		2004		2005		2006		2007		2007(11)
	(In billions of won and millions of dollars, except per share data)

Korean GAAP:
Sales(1)	~~W~~	17,789	~~W~~	23,973	~~W~~	26,302	~~W~~	25,842	~~W~~	31,608	US$	33,776
Cost of goods sold(2)		13,451		17,361		18,767		19,897		24,903		26,611
Selling and administrative expenses		1,075		1,293		1,451		1,556		1,785		1,908
Operating income		3,263		5,319		6,083		4,389		4,920		5,257
Interest expense		250		192		149		183		240		256
Foreign currency transaction and translation gains (losses), net		(105)		179		159		99		(19)		(20)
Donations(3)		103		170		153		155		197		211
Income tax expenses		730		1,502		1,474		922		1,274		1,362
Net income		2,017		3,841		4,007		3,353		3,678		3,930
Net income attributable to controlling interest		1,996		3,814		4,022		3,314		3,559		3,803
Net income attributable to minority interest		21		27		(15)		39		119		127
Basic and diluted earnings per share of common stock(4)		24,496		47,185		50,790		42,115		46,854		50
Dividends per share of common stock		6,000		8,000		8,000		8,000		10,000		10.69
U.S. GAAP (5):
Operating income	~~W~~	3,235	~~W~~	5,299	~~W~~	5,671	~~W~~	4,259	~~W~~	4,967	US$	5,308
Net income		1,997		3,460		4,102		3,408		3,565		3,810
Basic and diluted earnings per share of common stock		24,508		42,806		51,789		43,304		46,938		50.16

BALANCE SHEET DATA

	As of December 31,
	2003		2004		2005		2006		2007		2007(11)
	(In billions of won and millions of dollars, except per share data)

Korean GAAP:
Working capital(6)	~~W~~	3,450	~~W~~	5,493	~~W~~	5,759	~~W~~	7,155	~~W~~	7,769	US$	8,302
Property, plant and
equipment, net(7)		9,846		10,440		12,272		14,643		15,582		16,651
Total assets(7)		20,769		24,129		27,507		31,149		36,275		38,763
Long-term debt(8)(9)(10)		2,952		2,051		1,131		2,726		3,306		3,533
Total shareholders’ Equity(7)		13,250		16,386		19,874		22,402		25,118		26,841
U.S. GAAP (5):
Property, plant and equipment, net	~~W~~	9,880	~~W~~	10,541	~~W~~	12,420	~~W~~	14,860	~~W~~	15,836	US$	16,922
Total assets		20,838		24,279		27,525		31,208		36,349		38,843
Total shareholders’ Equity		13,018		16,208		19,498		21,972		24,561		26,246

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	Includes donations to educational foundations supporting basic science and technology research. See “Item 5. Operating and Financial Review and Prospects — Item 5.C. Research and Development, Patents and Licenses, Etc.” and Note 24 of Notes to Consolidated Financial Statements.

(4)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(5)	A description of the material differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are discussed in detail in Note 35 of Notes to Consolidated Financial Statements.

(6)	“Working capital” means current assets minus current liabilities.

(7)	Reflects revaluations of assets permitted under Korean law.

(8)	Net of current portion and discount on debentures issued.

(9)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Exchange Rate Fluctuations” and Note 22 of Notes to Consolidated Financial Statements.

(10)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 28 of Notes to Consolidated Financial Statements.

(11)	Translated into U.S. Dollars at the rate of Won 935.80 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2007. This translation should not be construed as a representation that the Korean Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

	At End	Average
Period	of Period	Rate(1)	High	Low
	(Per US$1.00)

2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	954.3	1002.9	913.7
2007	935.8	929.0	950.2	903.2
2008 (through June 23)	1,036.8	990.9	1,047.0	935.2
January	943.4	942.1	953.2	935.2
February	942.8	943.9	948.2	937.2
March	988.6	981.7	1,021.5	947.1
April	1,005.0	986.9	1,005.0	973.5
May	1,028.5	1,034.1	1,047.0	1,004.0
June (through June 23)	1,036.8	1,029.0	1,044.0	1,016.8

Source: Federal Reserve Bank of New York.

(1)	The average rate for each full year is calculated as the average of the noon buying rates on the last business day of each month during the relevant year. The average rate for a full month is calculated as the average of the noon buying rates on each business day during the relevant month (or portion thereof).

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

We are incorporated in Korea, and most of our operations and assets are located in Korea. In addition, Korea is our most important market, accounting for 66.2% of our total sales volume of steel products in 2007. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automobile, electrical appliances and downstream steel processors, and the Korean economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control. Recent developments in the Middle East including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy due in part to problems in the U.S. mortgage and housing markets and the reduced availability of credit have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates, interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

Our export sales and overseas sales to customers abroad accounted for 33.8% of our total sales volume of steel products in 2007. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 68.5% of our total export sales volume for steel products in 2007, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automobile, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 45.2% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2007;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

We are dependent on imported raw materials, and significant increases in market prices of essential raw materials could adversely affect our margins and profits.

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. In 2007, POSCO imported approximately 45.5 million dry metric tons of iron ore and 24.4 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of iron ore and nickel have increased substantially in recent years. The average price of iron ore per ton (including all associated costs such as insurance, freight costs and customs duties) increased from $45 in 2005 to $55 in 2006 and $64 in 2007 and increased further in the first half of 2008. The average price of nickel per ton (including insurance and freight costs) increased substantially in recent years from $15,230 in 2005 to $21,654 in 2006 and $40,619 in 2007 but decreased in the first half of 2008. In addition, the price of coal, which remained relatively stable in 2005, 2006 and 2007, has increased substantially in the first half of 2008. Further increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

We expect global steel production capacity to continue to expand in the near future, and over-capacity in the global steel industry may return.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to increase from 1,340 million tons in 2006 to 1,421 million tons in 2007 and expects the production capacity to continue to increase further in 2008, primarily as a result of additions of new capacity in China and India. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in the past several years does not meet this growth in production capacity. Over-capacity will affect our ability to expand export sales and to increase steel production in general, as well as reduce export prices in Dollar terms of our principal products.

Consolidation in the global steel industry may increase competition.

In recent years, there has been a trend toward industry consolidation among our competitors. For example, consolidation of Mittal and Arcelor in 2006 has created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal and new market entrants, especially from China and India, could result in significant price competition, declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

In recent years, several of our products have been subject to anti-dumping or countervailing proceedings, including in the United States and China. In addition, the European Union initiated an anti-dumping investigation in October 2007 into our sales of stainless steel cold-rolled coils in European countries. We expect the European Union to announce its decision in early 2009. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets may have a material adverse effect on our exports to these regions in the future. Our export sales and overseas sales to customers in the United States, China and Europe accounted for 14.0% of our sales volume of steel products in 2007. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

Cyclical fluctuations based on macroeconomic factors may adversely affect the business and performance of our engineering and construction segment.

In order to complement our steel operations, we engage in engineering and construction activities through POSCO Engineering & Construction Co., Ltd., a 90.9%-owned subsidiary. The engineering and construction segment, which accounted for approximately 8.6% of our consolidated sales in 2007, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that our strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled us to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of our domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. Our construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect the business, financial condition and results of operations of our engineering and construction segment.

Many of our engineering and construction segment’s domestic and overseas construction projects are on a fixed-price basis, which could result in losses for us in the event that unforeseen additional expenses arise with respect to the project.

Many of our engineering and construction segment’s domestic and overseas construction projects are carried out on a fixed-price basis according to a predetermined timetable, pursuant to the terms of a fixed-price contract. Under such fixed-price contracts, we retain all cost savings on completed contracts but are also liable for the full amount of all cost overruns and may be required to pay damages for late delivery. The pricing of fixed-price contracts is crucial to our profitability, as is our ability to quantify risks to be borne by us and to provide for contingencies in the contract accordingly.

We attempt to anticipate increases in costs of labor, raw materials and parts and components in our bids on fixed-price contracts. However, the costs incurred and gross profits realized on a fixed-price contract may vary from our estimates due to factors such as:

•	unanticipated variations in labor and equipment productivity over the term of a contract;

•	unanticipated increases in labor, raw material, parts and components, subcontracting and overhead costs, including as a result of bad weather;

•	delivery delays and corrective measures for poor workmanship; and

•	errors in estimates and bidding.

If unforeseen additional expenses arise over the course of a construction project, such expenses are usually borne by us, and our profit from the project will be correspondingly reduced or eliminated. If we experience significant unforeseen additional expenses with respect to our fixed price projects, we may incur losses on such projects, which could have a material adverse effect on our financial condition and results of operations of our engineering and construction segment.

The domestic residential property business of our engineering and construction segment is highly dependent on the real estate market in Korea, which is substantially affected by the Government’s real estate policies.

The performance of the domestic residential property business of our engineering and construction segment is highly dependent on the general condition of the real estate market in Korea. The Korean real estate market has been subject to substantial fluctuations in recent years, and some market analysts and commentators have warned of a property market “bubble” in certain regions of Korea, particularly in the residential sector. Such fluctuations have led the Government to introduce a series of measures over the past few years to mitigate increases in housing prices in Korea, which include constraints on the amount of mortgage loans and imposition of higher real estate and capital gains taxes, as well as discouraging redevelopment of existing apartment complexes in certain parts of Seoul. In addition, the Government began imposing ceilings on the prices at which developers can sell newly constructed apartments to the public and disclosure of certain costs related to the development and construction of apartments. In part due to such policies, the real estate market for new residential properties in Korea has experienced a slowdown in recent years, with an increase in new homes left unsold nationwide.

We cannot assure you that significant declines in demand or prices will not take place in the Korean real estate market in the future. Additional changes in the Government’s real estate policies may further reduce demand and depress prices for new residential properties in Korea, which could negatively affect our engineering and construction segment’s business, results of operations and financial conditions.

We may not be able to successfully execute our diversification strategy.

In part to prepare for the eventual maturation of the Korean steel market, our overall strategy includes securing new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as liquefied natural gas production, logistics and magnesium coil and sheet production, as well as entering into new businesses not related to our steel operations such as power generation, development of alternative energy and advanced materials, information and technology related consulting services and wireless broadband Internet access service. Our ability to implement this diversification strategy will depend on a variety of factors, some of which are beyond our control, including the availability of qualified engineers and personnel, establishment of new relationships and expansion of existing relationships with various customers and suppliers, procurement of necessary technology and know-how to engage in such businesses and access to investment capital at reasonable costs. No assurance can be given that our diversification strategy can be completed profitably.

We are subject to environmental regulations, and our operations could expose us to substantial liabilities.

We are subject to national and local environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide relating to our manufacturing process, and our steel manufacturing and construction operations could expose us to risk of substantial liability relating to environmental or health and safety issues, such as those resulting from discharge of pollutants and carbon dioxide into the environment, the handling, storage and disposal of solid or hazardous materials or wastes and the investigation and remediation of contaminated sites. We may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. We may also be subject to associated liabilities, including liabilities for natural resource damage, third party property damage or personal injury resulting from lawsuits brought by the government or private litigants. In the course of our operations, hazardous wastes may be generated at third party-owned or operated sites, and hazardous wastes may be disposed of or treated at third party-owned or operated disposal sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites, for any associated natural resource damage, and for civil or criminal fines or penalties.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new steel manufacturing technologies that can be differentiated from those of our competitors, such as FINEX, strip casting and silicon steel manufacturing technologies, is critical to the success of our business. We take active measures to obtain protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors. Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We rely on trade secrets and other unpatented proprietary know-how to maintain our competitive position, and unauthorized disclosure of our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We rely on trade secrets and unpatented proprietary know-how and information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and patentable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business.

Escalations in tension with North Korea could have an adverse effect on us and the market value of our securities.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee, Myung Bak, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, including a breakdown of high-level contacts between Korea and North Korea or occurrence of military hostilities, could have a material adverse effect on our operations.

If you surrender your ADRs to withdraw shares of our common stock, you may not be allowed to deposit the shares again to obtain ADRs.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADRs, and holders of ADRs may surrender ADRs to the ADR depositary and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit that exceeds the difference between (i) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (ii) the number of shares on deposit with the depositary bank at the time of such proposed deposit. It is possible that we may not give the consent. As a result, if you surrender ADRs and withdraw shares of common stock, you may not be able to deposit the shares again to obtain ADRs. See “Item 10. Additional Information — Item 10.D. Exchange Controls.”

You may not be able to exercise preemptive rights for additional shares of common stock and may suffer dilution of your equity interest in us.

The Commercial Code of Korea and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we issue new shares to persons other than our shareholders (See “Item 10.B. Memorandum and Articles of Association — Preemptive Rights and Issuance of Additional Shares”), a holder of our ADSs will experience dilution of such holding. If none of these exceptions is available, we will be required to grant preemptive rights when issuing additional common shares under Korean law. Under the deposit agreement governing the ADSs, if we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The ADR depositary, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the Securities Act is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

We are under no obligation to file any registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, if a registration statement is required for you to exercise preemptive rights but is not filed by us, you will not be able to exercise your preemptive rights for additional shares and may suffer dilution of your equity interest in us.

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

We were established by the Government on April 1, 1968, under the Commercial Code of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The Government owned more than 70% of our equity until 1988, when the Government reduced its ownership of our common stock to 35% through a public offering and listing our shares on the Stock Market Division of the Korea Exchange. In December 1998, the Government sold all of our common stock it owned directly, and The Korea Development Bank completed the sale of our shares that it owned in September 2000. The Government no longer holds any direct interest in us, and our outstanding common stock is currently held by individuals and institutions. See “Item 7. Major Shareholders and Related Party Transactions — Item 7A. Major Stockholders.”

Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 892 Daechi-4-dong, Gangnam-gu, Seoul, Korea, and our telephone number is (822) 3457-0114.

Item 4.B.	Business Overview

The Company

We are the largest and the only fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production in 2007. We produced approximately 32.8 million tons of crude steel in 2007 (including 2.5 million tons of stainless steel), a substantial portion of which was produced at Pohang Works and Gwangyang Works. Currently, Pohang Works has 15.0 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works has an annual crude steel production capacity of 18.0 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market, with domestic sales accounting for 66.2% of our total sales volume of steel products in 2007. We believe that we had an overall market share of approximately 38.6% of the total sales volume of steel products sold in Korea in 2007. Our export sales and overseas sales to customers abroad in 2006 and 2007 accounted for 32.3% and 33.8% of our total sales volume of steel products, respectively. Our major export market is Asia, with China accounting for 29.4%, Japan 19.7% and the rest of Asia 19.5% of our total steel export sales volume in 2007.

Business Strategy

Leveraging on our success during the past forty years, our goal is to strengthen our position as one of the leading steel producers in the world and strive to rank among the top three global steel companies in technology leadership, operational excellence and production capacity. In recent years, the global steel industry has undergone significant consolidation, resulting in the emergence of steel companies with expanded production capacity. We seek to achieve continued global excellence in this era of consolidation through a renewed emphasis on growth and innovation. Over the next decade, we seek to expand our position as a global company by adding significant production bases outside Korea. We also intend to secure growth by further solidifying our market position in the steel sector, while allocating additional resources into businesses that we believe will offer us greater potential returns and serve as our new growth engines, such as the engineering and construction, energy and information and technology businesses.

We seek to strengthen our competitiveness and pursue growth through the following core business strategies:

Continue to Seek Growth Opportunities in the Steel Sector

We carefully seek out promising investment opportunities abroad, primarily in China, India, Vietnam and Mexico, in part to prepare for the eventual maturation of the Korean steel market. We believe that China, India, Vietnam and Mexico will continue to offer substantial growth opportunities, and we plan to selectively seek investment opportunities and expand our production base in these countries. For example, in June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Orissa state. In Vietnam, we obtained an approval from the Vietnamese Government in November 2006 to construct steel mills with an annual production capacity of 1.2 million tons of cold rolled products and 3.0 million tons of hot rolled products. We began construction of a cold rolling mill with target completion in September 2009. We also submitted a feasibility report in June 2008 to the Vietnamese Government in order to obtain the Prime Minister’s approval for the construction and operation of an integrated steel mill in Vietnam. In Mexico, we are building a plant with an annual production capacity of 400 thousand tons to produce automotive steel sheets. We are also building a global distribution network of supply chain management centers to provide processing and logistics services and more effectively respond to changes in consumer trends in the global steel market. In 2007, we operated 28 supply chain management centers worldwide that recorded aggregate sales of 1,460 thousand tons of steel products. We plan to continue expanding our global network of supply chain management centers, and we expect to operate 35 centers by the end of 2008. In Korea, we plan to continue to expand our production facilities and upgrade our facilities that utilize advanced manufacturing technologies, and we plan to enhance the quality of our products through continued modernization and rationalization of our facilities.

Maintain Technology Leadership

As part of our strategy, we have identified core products that we plan to further develop, such as premium automobile steel sheets, silicon steel and API-grade steel, and we will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our products. In order to increase our competitiveness, we plan to make additional investments in the development of new manufacturing technologies, such as FINEX, strip casting, endless rolling and environment-friendly manufacturing processes. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sintering and coking plants, as well as reducing operating and raw material costs. We also plan to accelerate development of other advanced technologies, such as strip casting that directly casts coils from liquid steel and a rolling process that rolls hot rolled coils up to 40 slabs at a time. We plan to further devote additional resources into our research and development efforts and increase the proportion of our sales of higher margin, higher value-added products.

Pursue Cost-Cutting through Operational and Process Innovations

We seek to achieve cost reductions in this era of increasing raw material costs through our company-wide process for innovation and enhancing efficiency of operations. We believe that strategic cost cutting measures through utilization of efficient production methods and management discipline will strengthen our corporate competitiveness. After implemention of Six Sigma innovations in recent years, we are now implementing Quick Six Sigma program, a customized program that we believe will enhance our corporate culture that rewards innovative ideas at all stages of our operations and enable us to benchmark successful innovations to all relevant processes within the company. We will also strive to invest more in human resources development to nurture employees who are capable of working in the global environment.

Secure Procurement of Raw Materials through Strategic Investments

We purchase substantially all of the principal raw materials we use, including iron ore, coal and nickel, from sources outside Korea. Import prices of many of the principal raw materials, including iron ore and nickel, have increased substantially in recent years. To secure adequate procurement of principal raw materials, we have invested and will continue to explore additional investment opportunities in various raw material development projects abroad, as well as enter into long-term contracts with leading suppliers of raw materials, principally in Australia and Brazil.

Selectively Seek Opportunities in Growth Industries

We will continue to selectively seek opportunities in growth industries to diversify our business both vertically and horizontally. New businesses not related to our steel operations in which we intend to focus our diversification include power generation, alternative energy development and information and technology. POSCO Power Corporation, our wholly-owned subsidiary that is the largest private power generation company in Korea, signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in molten carbonate fuel cell technology, pursuant to which POSCO Power Corporation will explore opportunities to expand into the stationary fuel cell market. POSCO Power Corporation also began construction of a fuel cell manufacturing plant in Pohang in 2007. Through POSDATA, a 61.9%-owned subsidiary, we also engage in information and technology consulting and wireless broadband Internet access service. Businesses related to our steel operations in which we intend to devote more resources include engineering and construction. POSCO Engineering & Construction, our consolidated subsidiary and one of the leading engineering and construction companies in Korea, is primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering. We will continue to selectively seek opportunities to identify new growth engines and diversify our operations.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	For the Year Ended December 31,
	2003		2004		2005		2006		2007
	Billions		Billions		Billions		Billions		Billions
Steel Products	of Won	%	of Won	%	of Won	%	of Won	%	of Won	%

Hot rolled products	4,185	26.1	5,449	25.1	5,877	25.0	4,650	20.8	4,495	16.1
Plates	1,320	8.2	1,987	9.1	2,253	9.6	2,380	10.7	2,847	10.2
Wire rods	1,064	6.6	1,351	6.2	1,528	6.5	1,243	5.6	1,458	5.2
Cold rolled products	5,208	32.4	6,564	30.2	7,527	32.0	6,765	30.3	8,672	31.1
Silicon steel sheets	431	2.7	531	2.4	688	2.9	681	3.0	1,105	4.0
Stainless steel products	3,172	19.7	4,920	22.6	4,543	19.3	5,751	25.8	8,268	29.7
Others	687	4.3	952	4.4	1,132	4.7	859	3.8	1,003	3.7

Total	16,067	100.0	21,753	100.0	23,547	100.0	22,329	100.0	27,848	100.0

	For the Year Ended December 31,
	2003		2004		2005		2006		2007
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	11,514	37.6	10,966	34.5	10,330	33.2	9,604	31.0	8,221	25.6
Plates	3,047	9.9	3,385	10.6	3,193	10.3	3,615	11.7	3,926	12.2
Wire rods	2,777	9.1	2,503	7.9	2,366	7.6	2,153	6.9	2,222	6.9
Cold rolled products	9,770	31.9	10,242	32.2	10,468	33.6	10,864	35.1	12,146	37.8
Silicon steel sheets	671	2.2	705	2.2	737	2.4	686	2.2	934	2.9
Stainless steel products	1,778	5.8	2,069	6.5	1,919	6.2	2,260	7.3	2,694	8.4
Others	1,100	3.5	1,926	6.1	2,100	6.7	1,802	5.8	1,967	6.2

Total	30,657	100.0	31,796	100.0	31,115	100.0	30,984	100.0	32,110	100.0

The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 1.4 million tons in 2003, 1.0 million tons in 2004, 1.0 million tons in 2005, 0.8 million tons in 2006 and 1.0 million tons in 2007, accounting for Won 679 billion in 2003, Won 699 billion in 2004, Won 807 billion in 2005, Won 470 billion in 2006 and Won 623 billion in 2007, respectively.

Hot Rolled Products

Hot rolled coils and sheets have many different industrial applications. They are used to manufacture structural steel used in the construction of buildings, industrial pipes and tanks, and automobile chassis. Hot rolled coil is also manufactured in a wide range of widths and thickness as the feedstock for higher value-added products such as cold rolled products and silicon steel sheets.

Our deliveries of hot rolled products amounted to 8.2 million tons in 2007, representing 25.6% of our total sales volume of steel products. The Korean market accounted for 6.7 million tons or 81.4% of our hot rolled product sales in 2007, representing a domestic market share of approximately 40%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute one of our two largest product categories in terms of sales volume. In 2007, our sales volume of hot rolled products decreased by 14.4% compared to 2006 primarily due to an increase in the quantity set aside for use in the production of cold rolled products.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates amounted to 3.9 million tons in 2007, representing 12.2% of our total sales volume of steel products. The Korean market accounted for 3.7 million tons or 94.1% of our plate sales in 2007, representing a domestic market share of approximately 35%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2007, our sales volume of plates increased by 8.6% compared to 2006 primarily due to an increase in demand from the shipbuilding industry.

Wire Rods

Wire rods are used mainly by manufacturers of wire, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automobile industry.

Our deliveries of wire rods amounted to 2.2 million tons in 2007, representing 6.9% of our total sales volume of steel products. The Korean market accounted for 1.7 million tons or 77.4% of our wire rod sales in 2007, representing a domestic market share of approximately 50%. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2007, our sales volume of wire rods increased by 3.2% compared to 2006 primarily due to an increase in demand from the automobile industry.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automobile industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products amounted to 12.1 million tons in 2007, representing 37.8% of our total sales volume of steel products. The Korean market accounted for 6.0 million tons or 49.1% of our cold rolled product sales in 2007, representing a domestic market share of approximately 45%.

Cold rolled products constitute our largest product category in terms of sales volume and revenue. Sales of cold rolled products in recent years have experienced growth due to an increase in demand from the automobile industry, which we were able to satisfy through an increase in production resulting from the renovation of a cold rolling mill. In 2007, our sales volume of cold rolled products increased by 11.8% compared to our sales volume in 2006.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets amounted to 934 thousand tons in 2007, representing 2.9% of our total sales volume of steel products. The Korean market accounted for 423 thousand tons or 45.3% of our silicon steel sheet sales in 2007, representing a domestic market share of approximately 95%.

In 2007, our sales volume of silicon steel sheets increased by 36.1% compared to 2006 due to an increase in demand from manufacturers of power transformers and generators, which we were able to satisfy through an increase in production resulting from the renovation of our silicon steel sheet manufacturing facilities.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automobile industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products amounted to 2.7 million tons in 2007, representing 8.4% of our total sales volume of steel products. The Korean market accounted for 1.0 million tons or 37.1% of our stainless steel product sales in 2007, representing a domestic market share of approximately 60%.

Stainless steel products constitute our second largest product category in terms of revenue. Although sales of stainless steel products accounted for only 8.4% of our total sales volume in 2007, they represented 29.7% of our total revenues from sales of steel products in 2007. Our sales volume of stainless steel products increased by 19.2% in 2007 compared to 2006 due to an increase in demand from the stainless steel products industry and stabilization of production from China.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 66.2% of our total sales volume of steel products in 2007. Our export sales and overseas sales to customers abroad represented 33.8% of our total sales volume of steel products in 2007. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

The total Korean market for steel products amounted to 55.1 million tons in 2007. We sold a total of 21.3 million tons of steel products in Korea in 2007, maintaining an overall domestic market share of approximately 38.6% for such period.

The table below sets out sales of steel products in Korea for the periods indicated.

	For the Year Ended December 31,
	2003		2004		2005		2006		2007
	Thousands		Thousands		Thousands		Thousands		Thousands
Source	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’s sales	21,121	46.6	23,599	50.0	22,880	48.5	20,991	42.3	21,256	38.6
Other Korean steel companies’ sales	17,838	39.3	15,969	33.9	15,957	33.9	18,052	36.4	21,224	38.5
Imports(1)	6,411	14.1	7,595	16.1	8,287	17.6	10,591	21.3	12,628	22.9

Total domestic sales(1)	45,370	100.0	47,163	100.0	47,124	100.0	49,634	100.0	55,108	100.0

(1)	Source: 2007 Official Statistics, Korea Iron & Steel Association.

Total domestic sales increased by 4.0% in 2004, primarily resulting from an increase in demand from the automobile, consumer appliance, and shipbuilding industries which more than offset a decrease in demand from the construction industry. Imports from foreign competitors, primarily from Japan, China and Russia, showed strong growth as import sales volume increased by 18.5% in 2004 to 7.6 million tons. Growth in domestic sales volume of other Korean steel companies decreased by 10.5% in 2004 while our domestic sales volume increased by 11.7% in 2004 to 23.6 million tons. Accordingly, our market share increased to 50.0% in 2004 from 46.6% in 2003.

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

In 2007, total domestic sales increased by 11.0%, primarily due to an increase in demand from the shipbuilding and automobile industries, which more than offset a decrease in demand from the construction industry. Imports from foreign competitors, primarily from Japan, China, and Russia, showed strong growth as import sales volume increased by 19.2% in 2007 to 12.6 million tons. Growth in domestic sales volume of other Korean steel companies increased by 17.6% in 2007 and our domestic sales volume increased by 1.3% in 2007 to 21.3 million tons. Accordingly, our market share decreased to 38.6% in 2007 from 42.3% in 2006.

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

Exports

Our export sales and overseas sales to customers abroad represented 33.8% of our total sales volume of steel products in 2007, 68.5% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of sales volume increased by 8.6% to 10.9 million tons in 2007. The tables below set out our export sales and overseas sales to customers abroad in terms of sales volume of steel products by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2003		2004		2005		2006		2007
	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	3,510	36.8	3,138	38.3	2,640	32.1	2,524	25.3	3,186	29.4
Japan	1,719	18.0	1,661	20.3	1,843	22.4	1,959	19.6	2,137	19.7
Asia (other than China and Japan)	2,259	23.7	1,502	18.3	1,636	19.9	1,895	19.0	2,112	19.5
North America	715	7.5	737	9.0	761	9.2	963	9.6	756	7.0
Europe	236	2.5	116	1.4	34	0.4	318	3.2	546	5.0
Others	1,096	11.5	1,043	12.7	1,320	16.0	2,335	23.3	2,117	19.4

Total	9,535	100.0	8,198	100.0	8,234	100.0	9,994	100.0	10,854	100.0

	For the Year Ended December 31,
	2003		2004		2005		2006		2007
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	2,464	25.8	2,049	25.0	1,960	23.8	2,477	24.8	1,531	14.1
Plates	363	3.8	295	3.6	229	2.8	228	2.3	231	2.1
Wire rods	598	6.3	252	3.1	333	4.1	498	5.0	502	4.6
Cold rolled products	4,649	48.8	4,139	50.5	4,142	50.3	4,774	47.8	6,186	57.0
Silicon steel sheets	223	2.3	245	3.0	262	3.2	369	3.7	511	4.7
Stainless steel products	795	8.3	1,019	12.4	1,032	12.5	1,245	12.4	1,695	15.6
Others	443	4.7	199	2.4	276	3.3	403	4.0	198	1.9

Total	9,535	100.0	8,198	100.0	8,234	100.0	9,994	100.0	10,854	100.0

The table below sets out our total sales, including non-steel sales, by geographical location of customers for the periods indicated. See Note 30 of Notes to Consolidated Financial Statements.

	For the Year Ended December 31,
Geographical Location of Customers	2005		2006		2007
	(In billions of won)

Korea	~~W~~	18,566	~~W~~	17,250	~~W~~	19,970
China		3,118		3,070		4,504
Asia (other than China and Japan)		1,502		1,486		2,042
Japan		1,372		1,312		1,742
North America		550		610		732
Other		1,194		2,114		2,618

Total		26,302		25,842		31,608

The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

The table below sets out the world’s apparent crude steel use for the periods indicated.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007

Apparent crude steel use (million metric tons)	984	1,091	1,113	1,178	1,250
Percentage of annual increase (decrease)	7.3%	10.9%	2.0%	5.8%	6.1%

Source: International Iron and Steel Institute.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to increase from 1,340 million tons in 2006 to 1,421 million tons in 2007 and expects the production capacity to increase further in 2008, primarily as a result of additions of new capacity in China and India. Over-capacity in the global steel industry may return if increase in demand from developing countries that have experienced significant growth in recent years does not meet this growth in production capacity.

We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries. Our largest export market in 2007 was China, which accounted for 29.4% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China amounted to 2.6 million tons in 2005, 2.5 million tons in 2006 and 3.2 million tons in 2007. Exports to China decreased by 15.9% in 2005 and 4.4% in 2006 primarily due to our decision to focus on meeting increased domestic demand and an adjustment of our sales volume from China to other countries with more favorable market price conditions. Our exports to China increased by 26.2% in 2007 primarily due to favorable market price conditions in China in 2007. Our exports to Japan increased from 1.8 million tons in 2005 to 2.0 million tons in 2006 and 2.1 million tons in 2007 primarily due to a general increase in the Japanese market price for our products. Sales volume to Asian countries other than China and Japan increased from 1.6 million tons in 2005 to 1.9 million tons in 2006 and 2.1 million tons primarily due to a general increase in demand from Asian countries.

In 2006, our exports to the United States and Europe increased from an aggregate of 0.8 million tons in 2005 to an aggregate of 1.3 million tons in 2006, primarily due to favorable market price conditions in these regions during the first half of 2006. Our sales volume to the United States and Europe remained stable at an aggregate of 1.3 million tons in 2007.

A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products for sale in the United States. Our sales to UPI were 572 thousand tons in 2005, 730 thousand tons in 2006 and 494 thousand tons in 2007, accounting for approximately 75% of our sales to North America in 2005, 76% in 2006 and 65% in 2007.

In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty margin of 0.07% and an anti-dumping duty margin of 0.35%, but none is actually imposed pursuant to the de minimis margin rule. Our sales of stainless steel plates are subject to an anti-dumping duty of 1.19% and our sales of stainless steel sheets are subject to an anti-dumping duty of 0.92%.

In China, we are subject to an anti-dumping duty of 11.0% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such anti-dumping duty.

In Europe, the European Union initiated an anti-dumping investigation in October 2007 into our sales of stainless steel cold-rolled coils in European countries. We expect the European Union to announce its decision in early 2009.

Our products that have been subject to anti-dumping or countervailing proceedings in the aggregate have not accounted for a material portion of our total sales in recent years. Consequently, the anti-dumping or countervailing duties imposed on our products have not had a material adverse effect on our total sales. However, there can be no assurance that further increases in or new imposition of dumping duties, countervailing duties, quotas or tariffs on our sales in the United States, China, Europe or elsewhere may not have a material adverse effect on our exports to these or other regions in the future.

Pricing Policy

We determine the sales price of our products based on market conditions. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market.

Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of the similar products charged by our competitors. Export prices in Dollar terms increased in the first half of 2005, primarily as a result of general recovery of the global economy and continued increase in steel consumption in China, as well as increases in transportation costs and prices of raw materials. However, our export prices in Dollar terms decreased in the second half of 2005 due to excessive supply of steel products from China. Our export prices in Dollar terms rebounded in the first half of 2006 due to the recovery of the global steel markets resulting primarily from an increase in demand from the United States and Europe starting in the second quarter, but decreased in the second half of 2006 as such demand slowed. Our export prices in Dollar terms increased in 2007 due to strong demand from China and Japan. Our export prices in Dollar terms have increased further in the first half of 2008, driven primarily by increases in prices of raw materials such as iron ore and coal and strong market demand.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2007, POSCO imported approximately 45.5 million dry metric tons of iron ore and 24.4 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and India. Coal is imported primarily from Australia, China, Canada and Russia.

In 2007, we purchased most of our iron ore and coal imports pursuant to long-term contracts. POSCO purchased approximately 12.8% of its iron ore and coal imports in 2007 from foreign mines in which we have made an investment. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts require us to purchase certain fixed amounts of relevant raw materials each year, and we typically have an option to increase or decrease such fixed amounts up to 5% or 10% each year. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

The average price of coal per ton (including all associated costs such as insurance, freight costs and customs duties) decreased from $114 in 2005 to $111 in 2006 and $104 in 2007, but has increased substantially in the first half of 2008. The average price of iron ore per ton (including all associated costs such as insurance, freight costs and customs duties) increased from $45 in 2005 to $55 in 2006 and $64 in 2007 and increased further in the first half of 2008. We currently do not depend on any single country or supplier for our coal or iron ore.

In April 2002, we entered into an agreement with BHP Billiton, Itochu Corporation and Mitsui Corporation and invested A$16.3 million to establish the largest iron ore development project in Australia. We have a 20% interest in the project, while BHP Billiton, Itochu and Mitsui have 65%, 8% and 7% interests, respectively. We are obligated under the agreement to purchase 3.0 million tons of iron ore each year, representing approximately 8% of our total annual iron ore procurement amount, for twenty-five years starting in 2003. The purchase price is determined based on the global market price at the time of purchase. We purchased 3.2 million tons of iron ore from this development project in 2005, 2.9 million tons in 2006 and 2.9 million tons in 2007.

Since 2004, we have made the following investments in Australia: (i) A$51 million to acquire a 20% interest in a coal mine project in Foxleigh, Australia, securing 1.5 million tons of coal per year, (ii) A$10 million to acquire a 3.6% interest in a coal mine in Glennies Creek, NSW, Australia, securing 0.5 million tons of coal per year, (iii) A$12.5 million to acquire a 5% interest in a coal mine in Carborough Downs, Queensland, Australia, securing 50 thousand tons of coal per year, (iv) A$18 million to acquire 40 million shares of Murchison Metals Ltd. to develop iron ore mines in the western region of Australia (v) A$30 million to acquire a 10% interest in a coal mine in Newpac, NSW, Australia, to secure 0.5 million tons of coal per year, (vi) A$25 million to acquire a 19.99% interest in Cockatoo Coal Ltd. to secure 1.0 million tons of coal per year, and (vii) A$7.2 million to acquire a 19.99% interest in Sandfire Resourses Ltd. to secure 30% of all productions from its mines including manganese, iron ore and zinc. In addition, we invested approximately $25 million to acquire a 2.5% stake in a coal mine project in Elkview, Canada, securing an additional 0.5 million tons of coal per year. POS-Minerals Corporation also entered into a joint venture agreement with General Moly in February 2008 to form a limited liability company to develop a molybdenum mine in Nevada, United States. POS-Minerals Corporation holds a 20.0% interest in the company. In April 2008, we also invested $200 million in a consortium with Pallinghurst Resources LLP, American Metals & Coal International, Inc. and Investec Limited to pursue various mining opportunities. As the first co-investment by the consortium, we acquired a 13% interest in a manganese project in Kalahari, South Africa to secure approximately 130 thousand tons of manganese ore per year. We continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet our requirements for high quality raw materials.

Stainless Steel Production

The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia, Russia and Japan, as well as Korea. A substantial portion of the requirements for ferrochrome are purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average price of nickel per ton (including insurance and freight costs) increased substantially in recent years from $15,230 in 2005 to $21,654 in 2006 and $40,619 in 2007 but decreased in the first half of 2008, primarily due to an increase in demand for stainless steel from China. The average price of scrap iron per ton (including insurance and freight costs) decreased from $275 in 2005 to $254 in 2006 but increased to $330 in 2007.

In order to secure stable sources of nickel for stainless steel production, we entered into a joint venture in June 2006 with Société Minière du Sud Pacifique S.A. to establish SNNC Co., Ltd. We hold a 49.0% interest in the company that is primarily engaged in nickel smelting, and Société Minière du Sud Pacifique S.A., a Franch major mining company, holds the remaining interest. SNNC is currently constructing a nickel smelting works with the capacity of 300 thousand tons and target operation date of September 2008.

Transportation

Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These dedicated bulk carriers transported approximately 75% of our coal and iron ore in 2007, with the remaining 25% transported by other vessels through chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 21% and 13% of the total cost of such materials in 2007. We expect transportation costs of raw materials to increase in 2008 primarily due to the increase in oil prices in recent years.

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

Slab are processed to produce hot rolled coil products at hot strip mills or to produce plates at plate mills. Hot rolled coils are an intermediate stage product that may either be sold to our customers as various finished products or be further processed by us or our customers into higher value-added products, such as cold rolled sheets and silicon steel sheets. Blooms and billets are processed into wire rods at wire rod mills.

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

Competition

Domestic Market

We are currently the only fully integrated steel producer in Korea. We generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 40% in 2007, we face competition from a Korean steel producer that operates mini-mills and produces hot-rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 45% and 60% in 2007, respectively, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan.

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitor in Korea is Hyundai Steel, an electric-furnace steel producer with annual crude steel production of 11.3 million tons in 2007.

The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In recent years, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Mittal Steel’s takeover of Arcelor in 2006 created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal, and new market entrants, especially from China and India, could result in a significant increase in competition. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Various export markets currently impose tariffs on different types of steel products. However, we do not believe that tariffs significantly affect our ability to compete in these markets.

Subsidiaries and Global Joint Ventures

Steel Production

In order to effectively implement our strategic initiatives and to solidify our leadership position in the global steel industry, we have established various subsidiaries and global joint ventures around the world.

We established POSCO Specialty Steel Co., Ltd. as a wholly-owned subsidiary in Korea in February 1997. POSCO Specialty Steel produces high-quality steel products for the automobile, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 859 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 862 thousand tons of such products in 2007.

In order to expand our sale of value-added products, we established POSCO Coated and Color Sheet Co., Ltd. by merging a coated steel manufacturer and a color sheet manufacturer in March 1999. POSCO Coated and Color Sheet produces 600 thousand tons a year of both galvanized and aluminized steel sheets widely used in the construction, automobile parts and home appliances industries. POSCO Coated and Color Sheet also produces color sheets with an annual capacity of 300 thousand tons that are mainly used for interior and exterior materials and home appliances.

We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest of POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 780 thousand tons of stainless steel products in 2007.

We currently hold an 80.0% interest in Qingdao Pohang Stainless Steel Co., Ltd. (including a 10.0% interest by POSCO China Holding Corporation), a joint venture set up to manufacture and sell stainless cold rolled steel products in China. Construction of the plant operated by Qingdao Pohang Steel began in April 2003 and became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 183 thousand tons of such products in 2007.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.8 million tons. The cold rolling mill became operational in March 2006 and produced 1.3 million tons of such products in 2007. We expect the plant to reach its full production capacity in late 2008. We currently hold a 25.0% interest in this joint venture.

In November 2003, we launched POSCO China Holding Corporation, a wholly-owned holding company for our investments in China. POSCO China Holding Corporation also provides support to our Chinese investment projects and affiliated companies with their marketing efforts in China and solidifies their business relationships with clients and suppliers.

In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Orissa state. We estimate the aggregate costs of the initial round of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of plates and hot rolled products. In 2007, we obtained environmental clearances from the Indian Government required for the construction of a steel plant and a related port. We are currently in the process of acquiring an area of approximately 4,000 acres for the construction, as well as obtaining regulatory approvals for the development of iron ore mines.

We also obtained an approval from the Vietnamese Government in November 2006 to construct steel mills with an annual production capacity of 1.2 million tons of cold rolled products and 3.0 million tons of hot rolled products, pursuant to which we expect to invest $211 million and finance the remainder to construct a $528 million cold rolling mill with target completion in September 2009. We also submitted a feasibility report in June 2008 to the Vietnamese Government in order to obtain the Prime Minister’s approval for the construction and operation of an integrated steel mill in Vietnam.

In Mexico, we are planning to build an automotive steel sheet plant to supply automobile manufacturers in Mexico and Southwestern United States. We expect to invest $143 million and finance the remainder to construct a $239 million automotive steel sheet plant with an annual capacity of 0.4 million tons with target completion in June 2009. The plant construction is currently progressing as planned, and the mechanical and electrical erection will begin in June 2008.

In the United States, we entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe to produce American Petroleum Institute-compliant pipes targeting customers in the United States and Canada. We hold a 35% interest in the company. US Steel and we will each supply 50% of the hot-rolled steel required for the production of pipes. United Spiral Pipe is currently constructing a $129 million manufacturing plant with an annual production capacity of 270,000 tons with target completion in April 2009.

In order to secure an alternative sales source for stainless hot-rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a 15.0% interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in 2007.

We also established approximately thirty supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In

2007, our twenty-eight supply chain management centers recorded aggregate sales of 1,460 thousand tons of steel products. We plan to continue expanding our global network of supply chain management centers, and we expect to operate 35 centers by the end of 2008.

Steel Trading

Our trading activities consist of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. To strengthen our global market presence, we are coordinating these trading activities through a global trading network comprised of overseas subsidiaries, branches and representative offices. Such subsidiaries and offices support our trading activities by locating suitable local suppliers and purchasers on behalf of ourselves as well as customers, identifying business opportunities and providing information regarding local market conditions. Our consolidated subsidiaries engaged in steel trading include POSCO Steel Service & Sales Co., Ltd. that primarily focuses in the domestic market, and POSCO Asia Company Limited located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan and POSCO America Corporation located in New Jersey, U.S.A.

Engineering and Construction

POSCO Engineering & Construction is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO Engineering & Construction has established itself as one of the premier engineering and construction companies in Korea through:

•	its strong and stable customer base; and

•	its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO Engineering & Construction has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. One of its landmark urban planning and development projects includes the development of a 5.7 million-square meter area of Songdo International City in Incheon, which POSCO Engineering & Construction is co-developing with Gale International, a respected real estate developer based in the United States. We believe that overseas demand for complex industrial plants, urban planning and development projects and skyscrapers will continue to offer substantial growth opportunities, and POSCO Engineering & Construction is currently engaged in construction activities in China, Vietnam, India, Latin America and the Middle East, as well as various other locations.

Energy

We have accumulated several decades of experience and know-how in a wide range of energy-related fields, including natural gas and other forms of power generation. As part of our diversification efforts, we strive to identify appropriate opportunities for power generation, renewable energy projects, liquefied natural gas logistics and natural gas exploration.

In order to make inroads into the power generation business, in 2006 we completed the acquisition of the largest domestic private power generation company that operates a liquefied natural gas combined cycle power plant with total power generation capacity of 1,800 megawatts and renamed it POSCO Power Corporation. POSCO Power Corporation plans to continue to expand its power generation capacity. In order to meet the increasing demand for clean and renewable sources of energy, POSCO Power Corporation signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in molten carbonate fuel cell technology, pursuant to which POSCO Power Corporation will explore opportunities to expand into the stationary fuel cell market. POSCO Power Corporation also began construction of a fuel cell manufacturing plant in Pohang in 2007.

In the field of liquefied natural gas logistics, we constructed the Gwangyang liquefied natural gas receiving terminal, which is equipped with two 100,000 cubic meter storage tanks, two open-rack vaporizers and other processing facilities. In July 2007, we began expanding the terminal to increase the storage capacity from 200,000 cubic meters to 365,000 cubic meters by September 2010.

We are also actively seeking business opportunities in upstream energy resources exploration, especially in the field of natural gas. In 2007, we participated in the Aral Sea Exploration Project in Uzbekistan, purchasing a 9.8% interest from the Korea National Oil Corporation. We expect the drilling activity to commence in early 2009.

Information and Technology

Through POSDATA, a 61.9%-owned subsidiary, we have diversified our business into information and technology consulting and system network integration and outsourcing services, as well as wireless broadband Internet access service, or WiBro, and worldwide interoperability for microwave access service, or WiMAX. POSDATA also completed the initial stages of the nationwide electronic toll collection project for Korea’s highway system, and is currently promoting accelerated adoption of WiMAX services in overseas markets. POSDATA also engages in convergent information technology equipment manufacturing businesses such as electronic toll collection systems, digital video surveillance products, Internet protocol phones and multifunction units. We expect to launch Internet protocol television services in the second half of this year.

Others

We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Kwangyang Works. POSCON Co., Ltd., acquired in 1986, provides industrial engineering services to member companies of the POSCO Group and manufacturing services utilizing automation technology. POSCO Machinery & Engineering Co., Ltd. and POSCO Machinery Co., Ltd. were established to perform maintenance of our manufacturing equipment. POSCO Refractories and Environment Company Ltd. manufactures refractories and industrial furnaces.

We also entered into a joint venture with Mitsui Corporation of Japan for a 51.0% interest in POSCO Terminal Co., Ltd. that provides logistics services related to storage and transportation of raw materials used in steel production and other industries. Facilities operated by POSCO Terminal Co., Ltd. currently have an annual handling capacity of 6.3 million tons.

Insurance

As of December 31, 2007, our property, plant and equipment are insured against fire and other casualty losses up to Won 8,876 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.

Item 4.C.	Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

	Jurisdiction of	Percentage of
Name	Incorporation	Ownership

POSCO Engineering & Construction Co., Ltd.	Korea	90.9%
POSCO Power Corporation	Korea	100.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5%
POSCO Specialty Steel Co., Ltd.	Korea	100.0%
POSCO Steel Service & Sale Co., Ltd.	Korea	95.3%
POSDATA Co., Ltd.	Korea	61.9%

Item 4.D.	Property, Plants and Equipment

Our principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang City in the southwestern region of Korea. We expect to increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”

Pohang Works

Construction of Pohang Works began in 1970 and ended in 1983. We increased the annual crude steel and stainless steel production capacity of Pohang Works from 14.3 million tons in 2007 to 15.0 million tons at the end of 2007 through the installation of a de-phosporization facility at Pohang Works’ no. 2 steelmaking plant. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

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

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007

Crude steel and stainless steel production capacity (million tons per year)	12.67	13.30	13.30	13.30	14.30
Actual crude steel and stainless steel output (million tons)	12.67	13.45	13.36	12.60	13.66
Capacity utilization rate (%)(1)	100.0	101.1	100.4	94.7	95.5

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

Construction of Gwangyang Works began in 1985 on a site of 13.7 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. We increased the annual crude steel production capacity of Gwangyang Works from 16.7 million tons in 2007 to 18.0 million tons at the end of 2007 through the installation of a de-phosporization facility at Gwangyang Works’ no. 2 steelmaking plant. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

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

	For the Year Ended December 31,
	2003	2004	2005	2006	2007

Crude steel production capacity (million tons per year)	16.23	16.70	16.70	16.70	16.70
Actual crude steel output (million tons)	16.23	16.76	17.19	17.45	17.41
Capacity utilization rate (%)(1)	100.0	100.4	102.9	104.5	104.2

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

The Environment

We believe we are in compliance with applicable environmental laws and regulations in all material respects. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. We recently invested in comprehensive flue gas treatment facilities at some of sinter plants, dust collector at steelmaking plants and coke wastewater treatment facilities. In addition, we recycle most of by-products from the steelmaking process. We also have been developing environmentally friendly products such as chrome-free steel sheets in an effort to compete with products from the European Union, the United States and Japan and meet strengthened environmental regulations. Anticipating the trend toward increasing regulation of chrome in various steel products, we have introduced chrome-free steel products meeting international environmental standards in 2006 that are used to manufacture automobile oil tanks.

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

In response to increasingly strict regulation on greenhouse gas emissions as outlined in the Kyoto Protocol, we engage in various Clean Development Mechanism projects to strive to reduce carbon dioxide emissions during the steel manufacturing process and acquire certified emission reductions. We plan to register three projects with the United Nations, including a combined cycle power generation facility that uses waste gas and a hydropower generation facility at Gwangyang Works. We are also linking onsite and offsite investment projects to Clean Development Mechanism projects, such as strip casting and fuel cells.

POSCO spent Won 127 billion in 2005, Won 194 billion in 2006 and Won 494 billion in 2007 on anti-pollution facilities.

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

Our sales volume decreased by 0.4% in 2006 but increased by 3.6% in 2007. Our crude steel output decreased from 31.4 million tons in 2005 to 31.2 million tons in 2006, and sales volume decreased from 31.1 million tons in 2005 to 31.0 million tons in 2006. In 2007, our crude steel output increased to 32.8 million tons and sales volume increased to 32.1 million tons primarily due to an increase in production resulting from completion of relining of no. 3 blast furnace of Pohang Works and commencement of operation of the FINEX plant. For a discussion of our sales volume and revenues by major products and markets from 2003 to 2007, see “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products” and “— Markets.”

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

In 2007, unit sales price in Won for all of our principal product lines increased, and the weighted average unit prices for our products increased by 20.4% in 2007 compared to 2006 despite an appreciation of the Korean Won against the Dollar in 2007 that contributed to a decrease in our export prices in Won terms. The average exchange rate of the Korean Won against the Dollar appreciated from Won 954.3 per Dollar in 2006 to Won 929.0 per Dollar in 2007. Unit sales price of stainless steel products, which accounted for 8.4% of total sales volume, increased by 20.6% in 2007. Unit sales price of silicon steel sheets, which accounted for 2.9% of total sales volume, increased by 19.3% in 2007. Unit sales price of wire rods, which accounted for 6.9% of total sales volume, increased by 13.6% in 2007. Unit sales price of cold rolled products, which accounted for 37.8% of total sales volume, increased by 14.7% in 2007. Unit sales price of hot rolled products, which accounted for 25.6% of total sales volume, increased by 12.9% in 2007. Unit sales price of plates, which accounted for 12.2% of total sales volume, increased by 10.2% in 2007.

Export prices in Dollar terms increased in the first half of 2005 primarily as a result of general recovery of the global economy and continued increase in steel consumption in China, as well as increases in transportation costs and prices of raw materials. However, our export prices in Dollar terms decreased in the second half of 2005 due to excessive supply of steel products from China. Our export prices in Dollar terms rebounded in the first half of 2006 due to the recovery of the global steel markets resulting primarily from an increase in demand from the United States and Europe starting in the second quarter, but decreased in the second half of 2006 as such demand slowed during this period. Our export prices in Dollar terms increased in 2007 due to strong demand from China and Japan. Our export prices in Dollar terms have increased further in the first half of 2008 driven by increases in prices of raw materials such as iron ore and coal and strong market demand. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2005		2006		2007
	(In thousands of won per ton)

Hot rolled products	~~W~~	568.9	~~W~~	484.2	~~W~~	546.8
Plates		705.4		658.4		725.2
Wire rods		645.9		577.2		656.0
Cold rolled products		719.0		622.7		714.0
Silicon steel sheets		934.0		991.8		1,182.9
Stainless steel products		2,366.9		2,544.3		3,069.0
Others		538.6		476.6		509.5

Average(1)	~~W~~	756.8	~~W~~	720.6	~~W~~	867.3

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases.

The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	(Percentage of net sales)

Cost of goods sold	71.4%	77.0%	78.8%
Selling and administrative expenses(1)	5.5	6.0	5.6
Total operating expenses	76.9	83.0	84.4
Gross margin	28.6	23.0	21.2
Operating margin	23.1	17.0	15.6

(1)	See Note 23 of Notes to Consolidated Financial Statements.

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

The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007

Crude steel and stainless steel production capacity (million tons per year)(1)	30.9	31.2	32.8
Actual crude steel and stainless steel output (million tons)	31.4	31.2	32.8
Capacity utilization rate (%)	101.6	99.9	99.9
Steel product sales (million tons)(2)	31.12	30.98	32.11
Man-hours per ton of crude steel produced(3)	1.16	1.06	0.91

(1)	Includes production capacity of POSCO Specialty Steel Co., Ltd. and Zhangjiagang Pohang Stainless Steel Co., Ltd.

(2)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 1.4 million tons in 2003, 1.0 million tons in 2004, 1.0 million tons in 2005, 0.8 million tons in 2006 and 1.0 million tons in 2007.

(3)	Does not include in the calculation employees of our subsidiaries or subcontractors.

Exchange Rate Fluctuations

Exchange rate fluctuations also have affected our results of operations and liquidity in recent years. Foreign exchange translation gains and losses arise as a result of fluctuations in the rates of exchange of Won to the foreign currencies in which some of our assets and liabilities are denominated (primarily Dollars and Yen). Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 45.2% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2007;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. From time to time we also enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to reduce the fluctuation risk of future cash flows. As of December 31, 2007, we had entered into swap contracts, currency forward contracts and currency future contracts. The net valuation gain of our derivatives contracts was approximately Won 9.1 billion and the net transaction gain was Won 11.4 billion in 2007. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Impairment Loss on the No. 2 Mini-mill at Gwangyang Works

We started the construction of the no. 2 mini-mill at Gwangyang Works in 1997. Our board of directors decided in May 1998 to temporarily suspend the construction of the mini-mill due to the unstable economic condition in Korea and the Asia Pacific Region. Due to the continuing unstable economic condition and related decrease in the selling price of products, which in turn resulted in the deterioration in profitability, the management’s operations committee decided in April 2002 to cease the construction of the no. 2 mini-mill. We recognized impairment losses on the construction-in-progress in Gwangyang no. 2 mini-mill amounting to Won 469.6 billion in 2003 and 2004 and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. We entered into a contract with Al-Tuwairqi Trading and Contracting Establishment of Saudi Arabia in June 2006 to sell the no. 2 mini-mill equipment for $96 million. Dismantling and transportation of the equipment is expected to be completed in the second half of 2008. The book values of property, plant and equipment held for sale amounted to Won 70 billion and are classified as other investment assets as of December 31, 2007.

Reportable Operating Segments

We have three reportable operating segments — a steel segment, an engineering and construction segment and a trading segment. The steel segment includes production of steel products and sale of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The operations of all other entities which fall below the reporting thresholds are included in the “others” segment, and include power generation, liquefied natural gas production, network and system integration, logistics and magnesium coil and sheet production. See Note 30 of Notes to Consolidated Financial Statements.

Inflation

Inflation in Korea, which was 2.8% in 2005, 2.2% in 2006 and 2.5% in 2007, has not had a material impact on our results of operations in recent years.

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

Operating Results

2007 Compared to 2006

Our sales in 2007 increased by 22.3% to Won 31,608 billion from Won 25,842 billion in 2006, reflecting an increase of 20.4% in the average unit sales price per ton of our steel products, as discussed in “— Overview — Sales Volume, Prices and Product Mix” above, and a 3.6% increase in the sales volume of our steel products.

Sales volume of silicon steel sheets, which accounted for 2.9% of total sales volume, showed the greatest increase among our major steel product categories in 2007 with an increase of 36.1%. Sales volume of stainless steel products, which accounted for 8.4% of total sales volume, increased by 19.2%. Sales volume of cold rolled products, which accounted for 37.8% of total sales volume, increased by 11.8%. Sales volume of plates, which accounted for 12.2% of total sales volume, increased by 8.6%. Sales volume of wire rods, which accounted for 6.9% of total sales volume, increased by 3.2%. On the other hand, sales volume of hot rolled products, which accounted for 25.6% of total sales volume, decreased by 14.4%. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Our sales to domestic customers in 2007 increased by 15.8% in terms of sales revenues (including sales of non-steel products and services) and increased by 1.3% in terms of sales volume of steel products compared to 2006. In 2007, our sales to domestic customers accounted for approximately 66.2% of our total sales volume of steel products, compared to 67.7% in 2006. The increase in domestic sales revenues in 2007 compared to 2006 was attributable primarily to an increase in the price of steel products sold in Korea and, to a lesser extent, an increase in sales volume to domestic customers.

Our export sales and overseas sales to customers abroad in 2007 increased by 35.5% in terms of sales revenues (including sales of non-steel products and services) and by 8.6% in terms of sales volume of steel products compared to 2006. Export sales and overseas sales to customers abroad as a percentage of total sales volume increased to 33.8% of our total sales volume of steel products in 2007 compared to 32.3% in 2006. The increase in export sales and overseas sales to customers abroad in terms of sales revenues in 2007 compared to 2006 was primarily attributable to an increase in the price of steel products sold abroad and, to a lesser extent, an increase in sales volume to customers abroad, which more than offset the reduction in net sales in Won from sales to customers abroad caused by appreciation of the Won against the Dollar.

Gross profit in 2007 increased by 12.8% to Won 6,705 billion from Won 5,946 billion in 2006. Gross margin in 2007 decreased to 21.2% from 23.0% in 2006 due to a 25.2% increase in cost of goods sold in 2007 to Won 24,903 billion from Won 19,897 billion in 2006, which outpaced the 22.3% increase in sales discussed above. The increase in cost of goods sold was attributable primarily to an increase in raw materials costs, which more than offset the impact from our cost savings programs, including implementation of the Mega Y project to reduce raw material costs and steel production costs related to sintering and coking processes. Raw materials costs in 2007 increased primarily as a result of a general increase in unit costs of iron ore and nickel, as well as an increase in our production of crude steel to 32.8 million tons in 2007 from 31.2 million tons in 2006. The average price of iron ore per ton (including all associated costs such as insurance, freight costs and customs duties) increased by 16.4% to $64 in 2007 from $55 in 2006, and the average price of nickel per ton (including insurance and freight costs) increased by 87.6% to $40,619 in 2007 from $21,654 in 2006. In 2007, our crude steel output increased to 32.8 million tons primarily due to an increase in production resulting from completion of relining of no. 3 blast furnace of Pohang Works and commencement of operation of the FINEX plant. Depreciation and amortization increased by 19.3% to Won 2,127 billion in 2007 from Won 1,783 billion in 2006, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Operating income in 2007 increased by 12.1% to Won 4,920 billion from Won 4,389 billion in 2006. Operating margin decreased to 15.6% in 2007 from 17.0% in 2006, as selling and administrative expenses increased by 14.7% in 2007 to Won 1,785 billion from Won 1,556 billion in 2006. The increase in selling and administrative expenses resulted principally from increases in transportation and storage expenses, labor-related expenses, selling and administrative expenses — others and fees and charges, the aggregate impact of which were partially offset by a decrease in provision for doubtful accounts. Transportation and storage expenses increased by 14.8% to Won 619 billion in 2007 from Won 540 billion in 2006 primarily due to an increase in our sales volume to customers abroad, as well as an increase in transportation costs, which in turn was primarily due to an increase in oil prices. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 20.2% to Won 387 billion in 2007 from Won 322 billion in 2006, primarily as a result of an increase in our salaries, as well as an increase in the number of employees of our subsidiaries. Selling and administrative expenses — others increased by 41.5% to Won 165 billion in 2007 from Won 117 billion in 2006 primarily as a result of an increase in stock compensation expenses. Fees and charges increased by 55.1% to Won 97 billion in 2007 from Won 63 billion in 2006, primarily as a result of a reclassification of new order commissions as fees and charges starting in 2007, as well as increases in management and tax consulting expenses in 2007. Our provision for doubtful accounts decreased by 47.1% to Won 62 billion in 2007 from Won 117 billion in 2006, primarily as a result of a decrease in estimated losses that may arise from our doubtful accounts.

Our net income in 2007 increased by 9.7% to Won 3,678 billion from Won 3,353 billion in 2006 primarily due to an increase in operating income discussed above, a decrease in loss from disposition of investment assets and an increase in interest and dividend income and a decrease in other bad debt expense, the aggregate impact of which were partially offset by a net loss of Won 46 billion on foreign currency translation in 2007 compared to a net gain of Won 79 billion on foreign currency translation in 2006 and an increase in interest expense. We recognized no loss from disposition of investment assets in 2007 compared to such loss of Won 66 billion in 2006 resulting from our disposition of SK Telecom shares. Our interest and dividend income increased by 28.4% to Won 235 billion in 2007 from Won 183 billion in 2006 primarily due to an increase in cash equivalents, short-term financial instruments and available for sale debt-securities in 2007 compared to 2006. Our other bad debt expense decreased by 76.8% to Won 16 billion in 2007 from Won 70 billion in 2006 primarily due to a decrease in bad debt expenses of POSCO Engineering & Construction relating to unsold residential units in 2007 compared to 2006. We recorded a net loss of Won 46 billion on foreign currency translation in 2007 compared to a net gain of Won 79 billion on foreign currency translation in 2006 primarily due to a depreciation of the Korean Won against the Yen in 2007 compared to appreciation of the Korean Won against the Yen in 2006. In addition, our interest expense increased by 30.9% to Won 240 billion in 2007 from Won 183 billion in 2006 primarily due to an increase in long-term borrowings, as well as a general increase in market interest rates in Korea.

Our effective tax rate in 2007 was 26.0% compared to 21.5% in 2006. The statutory income tax rate applicable to us, including resident tax surcharges, remain the same at 27.5% in 2007 compared to 2006. See Note 25 of Notes to Consolidated Financial Statements

Segment Results — Steel

Our sales to external customers increased by 17.6% to Won 27,911 billion in 2007 from Won 23,728 billion in 2006, primarily as a result of the reasons discussed above. After adjusting for inter-segment transactions, our net sales increased by 17.4% to Won 23,172 billion in 2007 from Won 19,743 billion in 2006.

Operating profit increased by 10.9% to Won 4,524 billion in 2007 from Won 4,079 billion in 2006, primarily as a result of the reasons discussed above. Depreciation and amortization increased by 12.1% to Won 1,920 billion in 2007 from Won 1,713 billion in 2006, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Segment Results — Engineering and Construction

Our sales to external customers increased by 1.3% to Won 3,802 billion in 2007 from Won 3,752 billion in 2006, primarily due to an increase in our plant construction activities. After adjusting for inter-segment transactions, our net sales increased by 27.8% to Won 2,710 billion in 2007 from Won 2,121 billion in 2006.

Operating profit increased by 0.8% to Won 285 billion in 2007 from Won 282 billion in 2006, primarily due to an increase in profit margins of our construction projects.

Segment Results — Trading

Our sales to external customers increased by 31.9% to Won 4,018 billion in 2007 from Won 3,046 billion in 2006, primarily due to an increase in the average unit sales price per ton of steel products sold and, to a lesser extent, an increase in the sales volume. After adjusting for inter-segment transactions, our net sales increased by 30.3% to Won 3,143 billion in 2007 from Won 2,413 billion in 2006.

Operating profit increased by 28.4% to Won 31 billion in 2007 from Won 24 billion in 2006, primarily due to an increase in the sales volume and sales prices of steel products.

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

Our sales to domestic customers in 2006 decreased by 7.1% in terms of sales revenues (including sales of non-steel products and services) and decreased by 8.3% in terms of sales volume of steel products compared to 2005. In 2006, our sales to domestic customers accounted for approximately 67.7% of our total sales volume of steel products, compared to 73.5% in 2005. The decrease in domestic sales revenues in 2006 compared to 2005 was attributable primarily to a decrease in sales volume to domestic customers, as well as a decrease in the price of steel products sold in Korea.

Our export sales and overseas sales to customers abroad in 2006 increased by 11.1% in terms of sales revenues (including sales of non-steel products and services) and by 21.4% in terms of sales volume compared to 2005. Export sales and overseas sales to customers abroad as a percentage of total sales volume increased to 32.3% of our total sales volume of steel products in 2006 compared to 26.5% in 2005. The increase in export sales and overseas sales to customers abroad in terms of sales revenues in 2006 compared to 2005 was primarily attributable to an increase in sales volume to customers abroad, which more than offset a decrease in the price of steel products sold abroad and the reduction in net sales in Won from sales to customers abroad caused by appreciation of the Won against the Dollar.

Gross profit in 2006 decreased by 21.1% to Won 5,946 billion from Won 7,535 billion in 2005. Gross margin in 2006 decreased to 23.0% from 28.6% in 2005 due to a 6.0% increase in cost of goods sold in 2006 to Won 19,897 billion from Won 18,767 billion in 2005, as well as a 1.7% decrease in sales discussed above. The increase in cost of goods sold was attributable primarily to an increase in raw materials costs, which more than offset the impact from our cost savings programs, including implementation of the Mega Y project to reduce raw material costs and steel production costs related to sintering and coking processes. Raw materials costs in 2006 increased primarily as a result of a general increase in unit costs of iron ore and nickel, the impact of which was offset in part by a decrease in our production of crude steel to 31.2 million tons in 2006 compared to 31.4 million tons in 2005, as well as recognition of gain from disposition of scrap metal as a partial offset to raw material costs starting in 2006. The average price of iron ore per ton (including all associated costs such as insurance, freight costs and customs duties) increased by 22.2% to $55 in 2006 from $45 in 2005, and the average price of nickel per ton (including insurance and freight costs) increased by 42.2% to $21,654 in 2006 from $15,230 in 2005. Depreciation and amortization increased by 10.5% to Won 1,783 billion in 2006 from Won 1,613 billion in 2005, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Operating income in 2006 decreased by 27.8% to Won 4,389 billion compared to Won 6,083 billion in 2005. Operating margin decreased to 17.0% in 2006 from 23.1% in 2005, as selling and administrative expenses increased by 7.2% in 2006 to Won 1,556 billion compared to Won 1,451 billion in 2005. The increase in selling and administrative expenses resulted principally from increases in transportation and storage expenses and sales commissions, the impact of which were offset in part by a significant decrease in fees and charges. Transportation and storage expenses increased by 9.5% to Won 540 billion in 2006 compared to Won 493 billion in 2005 primarily due to an increase in our sales volume to customers abroad. Our sales commission expenses increased by 82.2% to Won 43 billion in 2006 compared to Won 23 billion in 2005 primarily due to reclassification of claim-related expenses as sales commissions starting in 2006. Our fees and charges in 2006 decreased by 48.8% to Won 63 billion compared to Won 122 billion in 2005, primarily as a result of a decrease in charges related to construction projects of POSCO Engineering & Construction. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 2.2% to Won 322 billion in 2006 from Won 315 billion in 2005, primarily as a result of a Won 15 billion increase in salaries resulting from the addition of POSCO Power Corporation and POSCO-Foshan Steel Processing Center Co., Ltd. as consolidated subsidiaries.

Our net income in 2006 decreased by 16.3% to Won 3,353 billion compared to Won 4,007 billion in 2005 primarily due to decreases in operating income, non-operating income — others and net gain on foreign currency translation, as well as increases in other bad debt expense and interest expense, the aggregate impact of which were partially offset by a decrease in non-operating expenses — others. Our non-operating income — others decreased by 33.9% to Won 141 billion in 2006 from Won 214 billion in 2005 primarily due to recognition of gain from disposition of scrap metal as a partial offset to raw material costs instead of non-operating income starting in 2006. Our net gain on foreign currency translation decreased by 43.2% to Won 79 billion in 2006 from Won 140 billion in 2005 primarily due to a decrease in the magnitude of appreciation of the Korean Won against the Dollar in 2006 compared to such appreciation in 2005. Other bad debt expense increased by 133.4% to Won 70 billion in 2006 from Won 30 billion in 2005 primarily due to allocation of Won 31 billion in bad debt expenses relating to accounts receivable for the construction expenses of POSCO Engineering & Construction. Interest expense increased by 22.7% to Won 183 billion in 2006 from Won 149 billion in 2005 primarily due to an increase in long-term borrowings, as well as a general increase in market interest rates in Korea. Our non-operating expenses — others decreased by 76.0% to Won 205 billion in 2006 from Won 854 billion in 2005 due to a significant decrease in special subsidies granted to 1,672 employees who were transferred to outsourcing companies in 2006 compared to such subsidies paid out to 23 employees who were transferred to outsourcing companies in 2005, as well as payment of additional income taxes of Won 179 billion in 2005 assessed following a regular audit conducted by the National Tax Service of our corporate income tax returns for 2000 to 2004; we have commenced an administrative action to challenge such assessment.

Our effective tax rate in 2006 was 21.5% compared to 26.9% in 2005. The statutory income tax rate applicable to us, including resident tax surcharges, remain the same at 27.5% in 2006 compared to 2005. See Note 25 of Notes to Consolidated Financial Statements.

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

Operating profit remained relatively unchanged, decreasing by 1.0% to Won 24.2 billion in 2006 from Won 24.5 billion in 2005.

Item 5.B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005		2006		2007
	(In billions of won)

Net cash provided by operating activities	~~W~~	5,472	~~W~~	3,926	~~W~~	5,553
Net cash used in investing activities		3,444		3,363		4,264
Net cash used in financing activities		1,887		269		1,001
Cash and cash equivalents at beginning of period		482		654		936
Cash and cash equivalents at end of period		654		936		1,293
Net increase in cash and cash equivalents		172		283		356

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. Net cash used in investing activities was Won 3,444 billion in 2005, Won 3,363 billion in 2006 and Won 4,264 billion in 2007. These amounts included purchases of property, plant and equipment of Won 3,361 billion in 2005, Won 3,709 billion in 2006 and Won 2,892 billion in 2007. We recorded net disposal of available-for-sale securities of Won 28 billion in 2005, but recorded net acquisition of available-for-sale securities of Won 507 billion in 2006 and Won 1,171 billion in 2007. We also recorded net acquisition of short-term financial instruments of Won 113 billion in 2005, Won 94 billion in 2006 and Won 973 billion in 2007. In our financing activities, we used cash of Won 1,368 billion in 2005, Won 1,353 billion in 2006 and Won 527 billion in 2007 for principal repayments of outstanding long-term debt. We used Won 1,295 billion in 2005, Won 851 billion in 2006 and Won 1,291 billion in 2007 for the repurchase of our shares from the market as treasury stock. We raised cash of Won 932 billion in 2005, Won 70 billion in 2006 and Won 407 billion in 2007 from disposal of treasury shares.

We paid dividends on common stock in the amount of Won 681 billion in 2005, Won 636 billion in 2006 and Won 655 billion in 2007.

We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. From time to time, we may also require capital for investments involving acquisitions and strategic relationships and repurchase of our shares from the market as treasury stock. Our total capital expenditures (acquisition of property, plant and equipment) were Won 2,892 billion in 2007 and, under current plans, are estimated to increase to approximately Won 3,906 billion in 2008. We retain the ability to reduce or suspend our planned capital expenditures. However, our failure to undertake planned expenditures on steel-

producing facilities could adversely affect the modernization of our production facilities and our ability to produce higher value-added products.

Principal repayment obligations with respect to long-term debt outstanding as of December 31, 2007 are Won 484 billion in 2008, Won 691 billion in 2009, Won 315 billion in 2010, Won 1,013 billion in 2011 and Won 1,301 billion in 2012 and beyond. As of December 31, 2007, we had short-term borrowings of Won 1,572 billion and current portion of long term debt of Won 484 billion (excluding discount). We expect to repay these obligations primarily through cash provided by operations and additional borrowings.

The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2007.

	Payments Due by Period
			Less Than						After
Contractual Obligations	Total		1 Year		1 to 3 Years		4 to 5 Years		5 Years
	(In billions of won)

Long-term debt obligations	3,802.6		484.0		2,018.0		568.6		732.0
Capital lease obligations	—		—		—		—		—
Operating lease obligations	20.0		7.0		9.1		2.0		1.9
Purchase obligations		(a)		(a)		(a)		(a)		(a)
Other long-term liabilities		(b)		(b)		(b)		(b)		(b)

Total	3,822.6		491.0		2,027.1		570.6		733.9

(a)	Our purchase obligations include long-term contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2007, 414 million tons of iron ore and 83 million tons of coal remained to be purchased under long-term contracts.

(b)	See Note 14 of Notes to Consolidated Financial Statements for our accrued severance benefits. Other long-term liabilities do not have maturity or due dates. Accordingly, payment due information of other long-term liabilities has not been presented in the above table.

In addition, as of December 31, 2007, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies and non-affiliated companies totaled Won 577 billion and Won 526 billion, respectively. See Note 16 of Notes to Consolidated Financial Statements for our commitments and contingent liabilities.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term and short-term debt.

Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income before depreciation and amortization were Won 5,620 billion in 2005, Won 5,136 billion in 2006 and Won 5,805 billion in 2007, and cash proceeds from long-term debt were Won 594 billion in 2005, Won 2,160 billion in 2006 and Won 1,054 billion in 2007. Total long-term debt, including current portion but excluding discount on debentures issued, was Won 2,190 billion as of December 31, 2005, Won 3,143 billion as of December 31, 2006 and Won 3,803 billion as of December 31, 2007.

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

Our total shareholders’ equity increased from Won 19,874 billion as of December 31, 2005 to Won 25,118 billion as of December 31, 2007. This growth is attributable primarily to growth in retained earnings.

Liquidity

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.” Approximately 29.4% of our sales in 2005, 33.2% of our sales in 2006 and 36.8% of our sales in 2007 were denominated in foreign currencies, of which approximately 85% were denominated in Dollars and around 15% in Yen and which were derived almost entirely from export sales. As of December 31, 2007, approximately 45.2% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the cost of Won-denominated financing in Korea, which had historically been higher than for Dollar or Yen-denominated financings.

Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was Won 3,361 billion in 2005, Won 3,709 billion in 2006 and Won 2,892 billion in 2007. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2007, 414 million tons of iron ore and 83 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.

We had a working capital (current assets minus current liabilities) surplus of Won 5,759 billion as of December 31, 2005, Won 7,155 billion as of December 31, 2006 and Won 7,769 billion as of December 31, 2007. As of December 31, 2007, POSCO had unused credit lines of Won 814 billion out of total available credit lines of Won 1,162 billion. See Note 16 of Notes to Consolidated Financial Statements for a discussion of unused credit lines and total available credit lines of our consolidated subsidiaries. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2005		2006		2007
	(In billions of won)

Cash and cash equivalents, net of government grants	~~W~~	654	~~W~~	936	~~W~~	1,293
Short-term financial instruments		760		867		1,743
Trading securities		2,611		2,001		1,287
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		3,045		3,492		4,036
Inventories, net		3,793		4,018		4,902

Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between three to twelve months.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2005		2006		2007
	(In billions of won)

Trade accounts and notes payable	~~W~~	1,146	~~W~~	1,507	~~W~~	2,247
Short-term borrowings		860		1,239		1,572
Income tax payable		1,367		701		931
Current portion of long-term debt, net of discount on debentures issued		1,057		404		483

In January 2000, we reduced our credit terms of accounts receivable for all customers from a range of 70 days to 80 days to a range of 30 days to 60 days. We do not believe that these changes in the credit terms for our customers have had or will have a material effect on our cash flows.

Capital Expenditures and Capacity Expansion

Our capital expenditures for 2005, 2006 and 2007 amounted to Won 3,361 billion, Won 3,709 billion and Won 2,892 billion, respectively.

Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. Our total capital expenditures are estimated to be approximately Won 3,906 billion in 2008. The following table sets out the major items of POSCO’s capital expenditures as of December 31, 2007:

			Estimated
			Remaining
			Cost of
			Completion
	Expected	Total	as of
	Completion	Cost of	December 31,
Project	Date	Project	2007
	(In billions of won)

Pohang Works:
Installation of stainless steel continuous tandem rolling mill	May 2009	297	261
Capacity expansion of silicon steel production facility	August 2009	282	255
Installation of no. 2 thick heavy plate production facility	January 2008	115	2
Installation of electrolytic galvanizing line	December 2008	99	85
Installation of a bloom caster for the no. 1 continuous casting line	February 2008	89	8
Expansion of plate production facility	December 2008	86	62
Rationalization of billet mill.	March 2008	61	11
Gwangyang Works:
Capacity expansion of no. 2 pickling and tandem cold rolling mill	April 2009	226	219

Significant Changes in Korean GAAP

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial and Supervisory Commission. We have adopted SKFAS No. 1 through No. 25, except No. 14 and No. 24, in our financial statements as of and for the year ended December 31, 2007. Significant accounting policies adopted by us for our annual financial statement for the year ended December 31, 2007 are identical to the accounting policies followed by us for the annual financial statements for the year ended December 31, 2006, except for SKFAS Nos. 11, 21, 22, 23, 24 and 25, which became effective for us on January 1, 2007. The following new SKFAS have become effective for accounting periods beginning on or after January 1, 2007:

•	SKFAS No. 11, “Discontinued Operations”

•	SKFAS No. 21, “Preparation and Presentation of Financial Statements I”

•	SKFAS No. 22, “Share-based Payments”

•	SKFAS No. 23, “Earnings Per Share”

•	SKFAS No. 25, “Consolidated Financial Statements”

In accordance with SKFAS No. 21, “Preparation and Presentation of Financial Statements I,” our financial statements include the statements of changes in shareholders’ equity. We classified our capital adjustments account into capital adjustments and accumulated other comprehensive income and expense, and also disclosed the details of our comprehensive income in the notes to the financial statements. In addition, we disclosed our earnings per share on the face of our statements of income.

Certain prior year accounts, presented in the annual report for comparative purposes, have been reclassified to conform to current year’s financial statement presentation. Such reclassification does not impact the net income or net assets reported in the prior year.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 35 of Notes to Consolidated Financial Statements.

We recorded net income under U.S. GAAP of Won 3,565 billion in 2007 compared to net income of Won 3,408 billion in 2006 and Won 4,102 billion in 2005 primarily due to the factors discussed in “— Operating Results.” Our net income under U.S. GAAP of Won 3,565 billion in 2007 is 0.2% higher than our net income attributable to controlling interest under Korean GAAP of Won 3,559 billion. See Note 35(a) of Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements in U.S. GAAP

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except as amended by FASB position (“FSP”) SFAS 157-1 and FSP SFAS 157-2 as described further below. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. We are currently evaluating the impact that SFAS 157 may have on the consolidated financial position, results of operations or cash flows. This statement will be effective for us for the fiscal year beginning on January 1, 2008. In February 2008, the FASB issued FSP SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions” and FSP SFAS 157-2, “Effective Date of FASB Statement No. 157.” FSP SFAS 157-1 removes leasing from the scope of SFAS No. 157, “Fair Value Measurements.” FSP SFAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

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

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). Under SFAS No. 141(R), companies are required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. This statement further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. We are in the process of evaluating the impact that SFAS 141 (revised 2007) may have on our consolidated financial statements. This statement will be effective for us for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008.

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“FAS 160”). FAS 160 requires all entities to report noncontrolling interests in subsidiaries (also known as minority interests) as a separate component of equity in the consolidated statement of financial position, to clearly identify consolidated net income attributable to the parent and to the noncontrolling interest on the face of the consolidated statement of income and to provide sufficient disclosure that clearly identifies and distinguishes between the interest of the parent and the interests of noncontrolling owners. FAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 is effective as of January 1, 2009. We are in the process of evaluating the impact that FAS 160 may have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are in the process of evaluating the impact that SFAS 161 may have on our consolidated financial statements. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. As of December 31, 2007, Pohang University of Science & Technology and the Research Institute of Industrial Science and Technology employed a total of 566 researchers.

In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. As of December 31, 2007, the Technical Research Laboratory employed a total of 346 researchers.

We recorded research and development expenses of Won 173 billion as cost of goods sold in 2005, Won 271 billion in 2006 and Won 290 billion in 2007, as well as research and development expenses of Won 53 billion as selling and administrative expenses in 2005, Won 54 billion in 2006 and Won 53 billion in 2007. In addition, we made donations to educational foundations supporting basic science and technology research, amounting to Won 33 billion in 2005, Won 33 billion in 2006 and Won 47 billion in 2007. We also donated Won 17 billion in 2005, Won 22 billion in 2006 and Won 25 billion in 2007 to Pohang University of Science & Technology, a university founded by us.

Our research and development program has filed over twenty thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2007, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements

As of December 31, 2005, 2006 and 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Standing Directors

Our current Standing Directors are:

				Years
			Years as	with
Name	Position	Responsibilities and Division	Director	POSCO	Age	Expiration of Term of Office

Lee, Ku-Taek	Chief Executive Officer and Representative Director	—	18	39	62	February 2010
Yoon, Seok-Man	President and Representative Director	Chief Marketing Officer	4	31	59	February 2010
Chung, Joon-Yang	President and Representative Director	Chief Operating Officer and Technology Officer	4	33	60	February 2010
Cho, Soung-Sik	Senior Executive Vice President	Managing Director, POSCO-India Pvt. Ltd.	2	33	57	February 2009
Lee, Dong-Hee	Senior Executive Vice President	Chief Finance Officer	2	31	58	February 2009
Choi, Jong-Tae	Senior Executive Vice President	Chief Staff Officer	0	34	58	February 2011

All Standing Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Korean Securities and Exchange Act of 1962 (the “Korean Securities and Exchange Act”).

			Years as
Name	Position	Principal Occupation	Director	Age	Expiration of Term of Office

Suh, Yoon-Suk	Chairman of the Board	Professor, Ewha Woman’s University	4	53	February 2009
Park, Young-Ju	Director	CEO, Eagon Industrial Co., Ltd.	4	67	February 2009
Jones, Jeffrey D.	Director	Attorney, Kim & Chang	4	56	February 2010
Park, Won-Soon	Director	Executive Director, The Beautiful Foundation	4	52	February 2010
Sun, Wook	Director	CEO, Nongshim Co., Ltd.	3	63	February 2011
Ahn, Charles	Director	Chairman of the Board, AhnLab, Inc.	3	46	February 2011
Huh, Sung-Kwan	Director	Former President, Gwangju Institute of Science and Technology	2	60	February 2009
Park, Sang-Yong	Director	Professor, Yonsei University	0	57	February 2011

Jun, Kwang-Woo, one of our outside directors as of December 31, 2007, resigned on March 6, 2008 due to his appointment as the chairman of the Financial Services Commission.

The term of office of the Directors is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Standing Directors who are also our executive officers, we have the following executive officers:

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Hur, Nam-Suk	Senior Executive Vice President	General Superintendent, Gwangyang Works	33	58
Chung, Keel-Sou	Senior Executive Vice President	Chief of Stainless Steel Division	33	58

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Kim, Sang-Ho	Executive Vice President	Legal Affairs Dept.	7	54
Oh, Chang-Kwan	Executive Vice President	General Superintendent, Pohang Works	30	55
Kwon, Young-Tae	Executive Vice President	Raw Materials Procurement Dept.	33	57
Chang, Hyun-Shik	Executive Vice President	Energy Business Dept.	6	57
Kim, Jin-Il	Executive Vice President	Vietnam Project Dept.	33	55
Kwon, Oh-Joon	Executive Vice President	General Superintendent, Technical Research Laboratories	21	57
Park, Han-Yong	Executive Vice President	Human Resources Dept.	30	57
Kim, Sang-Young	Executive Vice President	Corporate Communication Dept.	21	56
Kim, Soo-Kwan	Executive Vice President	General Superintendent, Human Resources Development Center, Corporate Contribution Dept.	31	56
Cho, Jun-Gil	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Hot and Cold Rolling)	31	56
Yoo, Kwang-Jae	Senior Vice President	Stainless Steel Production and Technology	30	56
Yoon, Yong-Chul	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Iron and Steel Making)	30	55
Cho, Noi-Ha	Senior Vice President	Production Order and Process Dept., Technical Service Dept., Market Development Group, Automotive Flat Products Service Group	30	55
Yoon, Yong-Won	Senior Vice President	Facilities Investment Planning Dept., Pohang New Steel Making Plant Project Dept., Gwangyang Plate Mill Project Dept., Raw Materials Handling Buildup Project Dept.	30	56
Park, Ki-Hong	Senior Vice President	Finance Dept.	2	50
Choo, Wung-Yong	Senior Vice President	European Union Office	25	55
Kim, Sung-Kwan	Senior Vice President	India Project Dept.	31	57
Jang, Byung-Hyo	Senior Vice President	POSCO-Japan Co., Ltd	31	54
Kim, Joon-Sik	Senior Vice President	Technology Development Dept., Magnesium Business Dept.	27	54
Jang, Young-Ik	Senior Vice President	Stainless Steel Raw Materials Procurement Dept.	29	54
Kim, Moon-Seok	Senior Vice President	Seoul Office	29	54
Yun, Tai-Han	Senior Vice President	Hot Rolled Steel Sales Dept., API Steel Sales Group, Plate Sales Dept., Wire Rod Sales Dept.	28	55
Cho, Bong-Rae	Senior Vice President	Deputy General Superintendent, Pohang Works (Iron and Steel Making)	28	55
Chang, In-Hwan	Senior Vice President	Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Exports Dept., Flat Products Sales SCM Dept., Coated Steel Sales Dept., Electrical Steel Sales Group	27	53
Kong, Yoon-Chan	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Administration)	28	55
Lee, In-Bong	Senior Vice President	Information Planning Dept.	27	53
Shin, Jung-Suk	Senior Vice President	Zhangjiagang Pohang Stainless Steel Co. Ltd.	29	55

			Years with
Name	Position	Responsibility and Division	POSCO	Age

An, Byung-Sik	Senior Vice President	Deputy General Superintendent, Pohang Works (Maintenance)	30	52
Baek, Sung-Kwan	Senior Vice President	Investment Management Dept.	27	52
Cho, Chang-Hwan	Senior Vice President	Deputy General Superintendent, Gwangyang Works (Maintenance)	28	53
Yoon, Dong-Jun	Senior Vice President	Business Innovation Dept.	24	49
Lee, Kyung-Hoon	Senior Vice President	Environment & Energy Dept.	29	54
Chang, Song-Hwan	Senior Vice President	Deputy General Superintendent, Pohang Works (Administration)	27	53
Lee, Hoo-Geun	Senior Vice President	FINEX Research & Development Project Dept.	25	50
Woo, Jong-Soo	Senior Vice President	Deputy General Superintendent, Technical Research Laboratories	28	52
Kang, Chang-Gyun	Senior Vice President	Auditing Dept.	28	52
Lee, Jung-Sik	Senior Vice President	Deputy General Superintendent, Pohang Works (Hot and Cold Rolling)	28	53
Suh, Young-Sea	Senior Vice President	Stainless Steel Strategy Group, Stainless Steel Hot Rolled Product Sales Dept., Stainless Steel Cold Rolled Product Sales Dept.	24	52
Park, Myung-Kil	Senior Vice President	Materials Purchasing and Supply Management Dept.	22	49
Lee, Young-Hoon	Senior Vice President	Corporate Strategic Planning Dept.	22	48
Hwang, Eun-Yeon	Senior Vice President	Marketing Strategy Dept., Sales & Production Planning Group, Sales Logistics Group	21	49

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Standing Directors and salaries for Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 16.7 billion in 2007 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 6.4 billion in 2007.

We have also granted stock options to some of our Directors and executive officers. See “— Item 6.E. Share Ownership” for a list of stock options granted to our Directors and executive officers. At the annual shareholders’ meeting held in February 2006 our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

Item 6.C.	Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee comprises three Outside Directors, Park, Won-Soon (committee chair), Ahn, Charles and Sun, Wook and one Standing Director, Choi, Jong-Tae. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee comprises four Outside Directors, Park, Young-Ju (committee chair), Suh, Yoon-Suk, Ahn, Charles and Huh, Sung-Kwan. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is comprised of three Outside Directors, Huh, Sung-Kwan (committee chair), Park, Young-Ju and Park, Won-Soon and two Standing Directors, Yoon, Seok-Man and Lee, Dong-Hee. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee comprises six Standing Directors: Lee, Ku-Taek (committee chair), Yoon, Seok-Man, Chung, Joon-Yang, Cho, Soung-Sik, Lee, Dong-Hee and Choi, Jong-Tae. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Suh, Yoon-Suk (committee chair), Jones, Jeffrey D., Sun, Wook and Park, Sang-Yong.

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

Insider Trading Committee

The Insider Trading Committee is comprised of four Outside Directors, Suh, Yoon-Suk (committee chair), Jones, Jeffrey D., Sun, Wook and Park, Sang-Yong. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

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

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Director Independence
Independent directors must comprise a majority of the board	Our articles of incorporation provide that our board of directors must comprise no less than a majority of Outside Directors. Our Outside Directors must meet the criteria for outside directorship set forth under the Korean Securities and Exchange Act.
The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 8 out of 14 directors are Outside Directors. Under the our articles of incorporation, we may have up to six Standing Directors and nine Outside Directors.
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

Consequently, we may not grant stock options to officers and directors starting February 24, 2006. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at www.posco.com.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.com.

Item 6.D.	Employees

As of December 31, 2007, we had 28,543 employees, including 11,236 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 28,297 employees, including 10,774 persons employed by our subsidiaries, as of December 31, 2006, and 28,853 employees, including 9,849 persons employed by our subsidiaries, as of December 31, 2005. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2007, only 18 of our employees were members of the POSCO labor union.

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

As of December 31, 2007, our employees owned, through our employee stock ownership association, approximately 0.7% of our common stock in their association accounts and 3.43% of our common stock in their employee accounts.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 6,484 common shares as of December 31, 2007, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by Directors and executive officers.

Number of Common
Shareholders	Shares Owned

Yoon, Yong-Won	1,879
Choi, Jong-Tae	1,573
Hur, Nam-Suk	1,002
Yoo, Kwang-Jae	500
Kim, Jin-Il	200
Yoon, Dong-Jun	177
Lee, In-Bong	145
Jang, Young-Ik	138
Yun, Tai-Han	130
Chang, In-Hwan	130
Kim, Joon-Sik	128
Baek, Sung-Kwan	100
Shin, Jung-Suk	98
Yoon, Yong-Chul	81
Lee, Jung-Sik	69
Kim, Soo-Kwan	42
Lee, Young-Hoon	29
Lee, Kyung-Hoon	18
Chang, Hyun-Shik	15
Park, Han-Yong	12
Woo, Jong-Soo	10
Kwon, Oh-Joon	2
Cho, Jun-Gil	2
Lee, Hoo-Geun	2
Cho, Chang-Hwan	1
Chang, Song-Hwan	1

Total	6,484

Stock Options

The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of March 31, 2008. With respect to the options granted, we may elect either to issue shares of common stock, distribute treasury stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted. Expiration date of options is seven years from the date on which the options are granted. All of the stock options below relate to our common stock.

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

		Exercise Period		Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Lee, Ku-Taek	July 23, 2001	7/24/2003	7/23/2008	98,900	45,184	34,518	10,666
	July 23, 2004	7/24/2006	7/23/2011	151,700	49,000	0	49,000
Yoon, Seok-Man	September 18, 2002	9/19/2004	9/18/2009	116,100	11,179	6,000	5,179
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Chung, Joon-Yang	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	0	4,900
Cho, Soung-Sik	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	9,037	0
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
Lee, Dong-Hee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	5,960	3,644
Choi, Jong-Tae	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	7,903	1,134
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	192	1,729
Park,Young-Ju	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	0	1,862
Jones, Jeffrey D	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	1,862	0
Suh, Yoon-Suk	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	500	1,362
Sun, Wook	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Ahn, Charles	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000

				Options
		Exercise Period		Exercise	Granted	Exercised
Executive Officers	Grant Date	From	To	Price	Options	Options	Exercisable

Hur, Nam-Suk	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Chung, Keel-Sou	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Kim, Sang-Ho	April 28, 2005	4/29/2007	4/28/2012	194,900	12,000	12,000	0
Oh, Chang-Kwan	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	3,931	5,385
Kwon, Young-Tae	September 18, 2002	9/19/2004	9/18/2009	116,100	9,316	931	8,385
Chang, Hyun-Shik	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Kim, Jin-Il	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,492	112
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	8,604	1,000
Park, Han-Yong	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Kim, Sang-Young	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Cho, Jun-Gil	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yoo, Kwang-Jae	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	10,000	0
Yoon, Yong-Chul	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Cho, Noi-Ha	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yoon, Yong-Won	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	10,000	0

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2007.

	Number of
Shareholders	Shares Owned	Percentage

Nippon Steel Corporation(1)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	3,660,603	4.20
National Pension Service	3,404,897	3.91
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	2,000,000	2.29
Directors and executive officers as a group	6,484	0.01
Public(2)	59,592,195	68.35
POSCO (held in the form of treasury stock)	9,430,749	10.81
POSCO (held through treasury stock fund)	2,215,885	2.54

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2007, there were 15,748,592 shares of common stock outstanding in the form of ADRs, representing 18.06% of the total issued and outstanding shares of common stock.

Item 7.B.	Related Party Transactions

We have issued guarantees of Won 561 billion as of December 31, 2005, Won 598 billion as of December 31, 2006 and Won 577 billion as of December 31, 2007, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. Please see Note 16 of Notes to Consolidated Financial Statements.

As of December 31, 2005, 2006 and 2007, we had no loans outstanding to our executive officers and Directors.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-94.

Legal Proceedings

We have been subject to a number of anti-dumping and countervailing proceedings in the United States and China. In addition, the European Union initiated an anti-dumping investigation in October 2007 into our sales of stainless steel cold-rolled coils in European countries. We expect the European Union to announce its decision in early 2009. The anti-dumping and countervailing proceedings have not had a material adverse effect on our business and operations. However, there can be no assurance that further increases in or new imposition of countervailing duties, dumping duties, quotas or tariffs on our sales in the United States, China or Europe may not have a material adverse effect on our exports to these regions in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2007. Of these shares, 75,540,201 shares were outstanding and 9,430,749 shares were held by us in treasury and 2,215,885 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

	Annual		Average Total
	Dividend per	Interim	Dividend
	Common Stock	Dividend per	per Common
Year	to Public	Common Stock	Stock
	(In won)

2003	5,000	1,000	6,000
2004	6,500	1,500	8,000
2005	6,000	2,000	8,000
2006	6,000	2,000	8,000
2007	7,500	2,500	10,000

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

Market Price Information

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the Stock Market Division of the Korea Exchange since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock since January 1, 2003.

	Price		Average Daily
	High	Low	Trading Volume
	(In won)		(Number of shares)

2003
First Quarter	133,000	92,400	336,187
Second Quarter	127,000	97,500	300,224
Third Quarter	152,500	123,500	310,936
Fourth Quarter	163,000	131,500	345,272
2004
First Quarter	181,000	156,500	312,764
Second Quarter	177,000	131,000	413,523
Third Quarter	184,000	145,000	241,698
Fourth Quarter	203,000	163,000	287,632
2005
First Quarter	225,500	176,500	293,360
Second Quarter	203,000	174,500	298,650
Third Quarter	240,500	182,000	295,458
Fourth Quarter	236,500	199,500	334,140
2006
First Quarter	251,500	196,500	391,776
Second Quarter	287,000	217,500	381,220
Third Quarter	254,000	225,500	269,202
Fourth Quarter	318,500	239,000	243,547
2007
First Quarter	395,000	286,500	282,570
Second Quarter	481,000	366,000	251,054
Third Quarter	673,000	445,000	290,037
Fourth Quarter	765,000	557,000	336,932
2008
First Quarter	582,000	417,000	333,766
January	582,000	465,000	355,143
February	555,000	487,500	278,397
March	530,000	417,000	367,758
Second Quarter (through June 23)	607,000	445,000	378,173
April	522,000	445,000	431,208
May	607,000	491,000	413,782
June (through June 23)	596,000	529,000	289,529

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York Mellon as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2007, 15,748,592 ADSs were outstanding, representing 18.06% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2003.

	Price		Average Daily
	High	Low	Trading Volume
	(In US$)		(Number of ADSs)

2003
First Quarter	28.66	18.46	324,595
Second Quarter	26.55	19.26	333,511
Third Quarter	32.49	26.08	262,191
Fourth Quarter	33.97	28.98	477,580
2004
First Quarter	38.43	33.55	578,963
Second Quarter	39.01	27.97	1,013,306
Third Quarter	40.14	32.47	729,723
Fourth Quarter	47.50	36.49	765,003
2005
First Quarter	54.85	41.22	866,811
Second Quarter	49.70	43.75	790,208
Third Quarter	57.08	44.12	606,928
Fourth Quarter	56.01	47.85	671,024
2006
First Quarter	63.80	48.97	812,089
Second Quarter	74.41	56.07	922,906
Third Quarter	66.88	58.59	760,752
Fourth Quarter	84.88	63.00	748,789
2007
First Quarter	106.88	76.49	770,003
Second Quarter	129.60	99.34	712,996
Third Quarter	184.54	124.50	809,315
Fourth Quarter	195.89	147.17	721,160
2008
First Quarter	147.74	108.41	418,434
January	147.74	129.06	454,638
February	146.13	125.50	362,235
March	135.40	108.41	436,620
Second Quarter (through June 23)	147.05	112.80	259,072
April	134.07	112.80	315,663
May	144.38	123.09	243,528
June (through June 23)	147.05	128.08	218,025

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

The Korean Securities Market

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc. (the “KOSDAQ”) and the KOSDAQ Committee within the Korea Securities Dealers Association, which was in charge of the management of the KOSDAQ. There are three different markets operated by the Korea Exchange: the Stock Market, the KOSDAQ Market and the Futures Market. The Korea Exchange has two trading floors located in Seoul, one for the Stock Market and one for the KOSDAQ Market, and one trading floor in Busan for the Futures Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Securities Dealers Association. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean securities companies and some Korean branches of foreign securities companies.

The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to publicly offer their securities.

The Korea Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every ten seconds, which is an index of all equity securities listed on the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
					Dividend	Price
					Yield(1)(2)	Earnings
Year	Opening	High	Low	Closing	(Percent)	Ratio(2)(3)

1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.48	106.00	128.99	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008 (through June 23)	1,891.45	1,901.13	1,537.53	1,715.59	1.6	14.7

Source: The Stock Market Division of the Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the Stock Market Division of the Korea Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Stock Market Division of the Korea Exchange, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agricultural and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Item 10.E. Taxation — Korean Taxation.”

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period
	Number of					Average Daily Trading Volume, Value
	Listed	(Billions of		(Millions of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		US$)(1)		Shares	Won)		US$) (1)

1979	355	~~W~~	2,609	US$	5,391	5,382	~~W~~	4,579	US$	4,641
1980	352		2,527		3,829	5,654		3,897		5,905
1981	343		2,959		4,224	10,565		8,708		12,432
1982	334		3,000		4,408	9,704		6,667		8,904
1983	328		3,490		4,387	9,325		5,941		7,468
1984	336		5,149		6,223	14,847		10,642		12,862
1985	342		6,570		7,381	18,925		12,315		13,834
1986	355		11,994		13,924	31,755		32,870		38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411
1991	686		73,118		96,107	14,022		214,263		281,629
1992	688		84,712		107,448	24,028		308,246		390,977
1993	693		112,665		139,420	35,130		574,048		710,367
1994	699		151,217		191,730	36,862		776,257		984,223
1995	721		141,151		182,201	26,130		487,762		629,613
1996	760		117,370		139,031	26,571		486,834		576,680
1997	776		70,989		50,162	41,525		555,759		392,707
1998	748		137,799		114,091	97,716		660,429		546,803
1999	725		349,504		305,137	278,551		3,481,620		3,039,655
2000	704		188,042		149,275	306,163		2,602,211		2,065,739
2001	689		255,850		192,934	473,241		1,997,420		1,506,237
2002	683		258,681		215,496	857,245		3,041,598		2,533,815
2003	684		355,363		296,679	542,010		2,216,636		1,850,589
2004	683		412,588		395,275	372,895		2,232,109		2,138,445
2005	702		655,075		646,158	467,629		3,157,662		3,114,679
2006	731		704,588		757,948	279,096		3,435,180		3,695,331
2007	745		951,900		1,016,770	363,741		5,539,653		5,917,168
2008 (through June 23)	756		940,190		904,900	311,798		5,965,681		5,741,753

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the FSC , the Korean Securities and Exchange Act and the Korean Securities and Futures Exchange Act. The Korean Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the Korean Securities and Exchange Act imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. The Korean Securities and Futures Exchange Act regulates the operation and monitoring of the securities and futures markets.

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996, a stock index option market was opened on July 7, 1997, an equity option market was opened on January 28, 2002 and an equity futures market was opened on May 6, 2008, in each case at the Korea Exchange. Remittance and repatriation of funds in connection with foreign investment in stock index and equity futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

Currently, foreigners are permitted to invest in certain other securities including shares of Korean companies which are not listed on the Korea Exchange and in bonds which are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be a consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange and this securities company places a sell order with another securities company which is a member of the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company. Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

Under the Korean Securities and Exchange Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counter party as a result of a breach by its members of the Stock Market Division or the KOSDAQ Market Division. If a securities company which is a member of the Stock Market Division or the KOSDAQ Market Division breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Accordingly, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million of cash deposited with a securities company in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Item 9.D.	Selling Shareholders

Not applicable

Item 9.E.	Dilution

Not applicable

Item 9.F.	Expenses of the Issuer

Not applicable

Item 10.	Additional Information

Item 10.A.	Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2007, 87,186,835 Common Shares were issued, of which 9,430,749 shares were held by us in treasury and an additional 2,215,885 shares were held by our treasury stock fund. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B.	Memorandum and Articles of Association

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Securities and Exchange Act, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act and the Commercial Code. We have filed copies of our articles of incorporation and these laws as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

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

Under the Korean Commercial Code, we may pay an annual dividend only to the extent the net asset amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period, and (iii) the legal reserve to be set aside for annual dividend. We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated earned surplus reserve of not less than one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	offered publicly or to underwriters for underwriting pursuant to the Korean Securities and Exchange Act;

•	issued to members of our employee stock ownership association pursuant to the Korean Securities and Exchange Act;

•	represented by depositary receipts pursuant to the Korean Securities and Exchange Act;

•	issued in a general public offering pursuant to a board resolution in accordance with the Korean Securities and Exchange Act, the amount of which is no more than 10% of the outstanding Shares;

•	issued to our creditors pursuant to a debt-equity swap;

•	issued to domestic or foreign corporations pursuant to a joint venture agreement, strategic coalition or technology inducement agreement when deemed necessary for management purposes; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 2,000 billion, to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the Korean Securities and Exchange Act. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2007, our employees owned, through our employee stock ownership association, approximately 0.7% of our common stock in their association accounts and 3.43% of our common stock in their employee accounts.

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

Holders of Non-Voting Shares may request a general meeting of shareholders only after the Non-Voting Shares become entitled to vote or “enfranchised,” as described under “— Voting Rights” below.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

Our general meetings of shareholders are held either in Pohang or Seoul.

Voting Rights

Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Commercial Code and the Korean Securities and Exchange Act permitted cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting Shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting Shares then issued and outstanding. However, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting Shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting Shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company;

•	issuing any new Shares at a price lower than their par value;

•	approving matters required to be approved at a general meeting of shareholders, which have material effects on our assets, as determined by the Board of Directors; or

•	reducing capital.

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

Annual Report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the Korean Securities and Exchange Act, we must file with the FSC and the Korea Exchange (1) an annual business report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Exchange.

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

Our transfer agent is Kookmin Bank, located at 36-3, Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea.

Acquisition of Shares by Us

We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares through purchases on the Korea Exchange or through a tender offer. In addition, we may acquire interests in our own Shares through agreements with trust companies and asset management companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends, subject to certain procedural requirements.

Under the Commercial Code, except in the case of a reduction in capital, we must resell or transfer any Shares acquired by us from a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our Shares. Under the Korean Securities and Exchange Act, we are subject to certain selling restrictions for the Shares acquired by us. In the case of a reduction in capital, we must immediately cancel the Shares acquired by us.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

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

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with our designated foreign exchange bank or the Minister of Strategy and Finance, depending on the issuance amount. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

In addition to the reporting requirements described above, any person whose ownership of a company’s shares accounts for 10% or more of the total issued and outstanding shares (a “major stockholder”) must report the status of his or her shareholding to the Korea Securities and Futures Commission and the Korea Exchange within ten days after he or she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the Korea Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange, except in limited circumstances, including, among others:

•	odd-lot trading of shares;

•	acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded with certain exceptions;

•	shares acquired by direct investment as defined in the Foreign Investment Promotion Law;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•	acquisition and disposal of shares through overseas stock exchange market if such shares are simultaneously listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange and such overseas stock exchange; and

•	arm’s length transactions between foreigners, if all of such foreigners belong to the investment group managed by the same person.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Exchange (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the FSS will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Minister of Strategy and Finance. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person according to its articles of incorporation. We set this ceiling at 3% until the discontinuation of our designation as a public corporation on September 28, 2000. As a result, we currently do not have any ceiling on the acquisition of shares by a single person or by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the

Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Minister of Knowledge Economy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.

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

The following summary is based upon tax laws of the United States and Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

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

Taxation of Capital Gains

As a general rule, capital gains earned by non-residents upon the transfer of the Shares or ADSs would be subject to Korean withholding tax at a rate equal to the lesser of (i) 11% of the gross proceeds realized or (ii) 27.5% of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such Shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea (except for the case where you transfer the ADSs which you received as a holder of the relevant shares upon the deposit of such shares) will be exempt from Korean income taxation by virtue of the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

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

You should inquire whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his or her tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. In addition, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

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

Although it is not entirely clear whether depositary receipts constitute share certificates subject to the securities transaction tax, the transfer of share certificates listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges is exempt from the securities transaction tax under the Securities Transaction Tax Law. Accordingly, once the ADSs are listed on the New York Stock Exchange, your transfer of ADRs should not be subject to the securities transaction tax irrespective of whether depositary receipts constitute share certificates subject to the securities transaction tax.

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

United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Won received by a U.S. holders that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and

(ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, gain or loss that you realize on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you generally may claim a credit, up to any applicable reduced rates provided under the Treaty, against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. You may not be able to use the foreign tax credit associated with any Korean withholding tax imposed on a distribution of additional shares that is not subject to U.S. tax unless you can use the credit against United States tax due on other foreign-source income.

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

See “Item 8.A. Consolidated Statements and Other Financial Information — Dividends” above for information concerning our dividend policies and our payment of dividends. See “Item 10.B. Memorandum and Articles of

Association — Dividends” for a discussion of the process by which dividends are paid on shares of our common stock. See “Item 12. Description of Securities Other than Equity Securities — Dividends, Other Distributions and Rights” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is the Bank of New York Mellon.

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

As of December 31, 2007, we had entered into swap contracts, currency forward contracts and currency future contracts. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2007, we did not have any outstanding interest rate swap contract.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2007 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2007		December 31, 2006
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of won except rates)

Local currency:
Fixed rate	281	335	112	1,006	517	34	2,285	2,276	1,652	1,641
Average weighted rate(1)	4.32%	4.67%	4.77%	4.92%	4.92%	3.85%	4.78%	—	4.68%	—
Variable rate	—	2	—	—	45	—	47	47	5	5
Average weighted rate(1)	—	6.12%	—	—	3.75%	—	3.85%	—	5.31%	—

Sub-total	281	337	112	1,006	562	34	2,332	2,323	1,657	1,646

Foreign currency, principally Dollars and Yen:
Fixed rate	1,728	322	119	6	7	698	2,880	2,952	2,697	2,754
Average weighted rate(1)	3.30%	5.63%	7.07%	0.90%	2.04%	3.60%	3.78%	—	3.27%	—
Variable rate	47	32	84	—	—	—	163	163	28	28
Average weighted rate(1)	5.18%	5.22%	—	—	—	—	5.04%	—	6.17%	—

Sub-total	1,775	354	203	6	7	698	3,043	3,115	2,725	2,782

Total	2,056	691	315	1,012	569	732	5,375	5,438	4,382	4,428

(1)	Weighted average rates of the portfolio at the period end.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2007, 414 million tons of iron ore and 83 million tons of coal remained to be purchased under long-term supply contracts. As of December 31, 2007, we had entered into one zinc futures contract, which recorded net transaction loss of Won 2 billion in 2007.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. As of December 31, 2007, we hold a 2.88% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2003) and a 3.50% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

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

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2007, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

c.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

d.	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

At our annual general meeting of shareholders in February 2008, our shareholders elected the following four members to the audit committee: Suh, Yoon-Suk (committee chair), Jones, Jeffrey D., Sun, Wook and Park, Sang-Yong. The board of directors has approved this newly elected audit committee. Suh, Yoon-Suk is an audit committee financial expert and further determined that he is independent within the meaning of applicable SEC rules.

Item 16B.	Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B. of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Conduct, applies to our chief executive officer and chief financial officer, as well as to our directors, other officers and employees. Our Code of Conduct is available on our web site at www.posco.com. If we amend the provisions of our Code of Conduct that apply to our chief executive officer or chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Samil Pricewaterhouse Coopers, during the fiscal years ended December 31, 2006 and 2007:

	For the Year Ended December 31,
	2006		2007
	(In millions of won)

Audit fees	~~W~~	1,485	~~W~~	1,791
Audit-related fees		141		0
Tax fees		104		139
Other fees		—		14

Total fees	~~W~~	1,730	~~W~~	1,944

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, in connection with the audit of our annual financial statements and the annual financial statements of POSCO E&C, POSCO Specialty Steel Co., Ltd., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POS-NP Pty. Ltd, POSCO-Vietnam Co., Ltd. and POSCO-Mexico S.A De C.V. and review of interim financial statements. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2007:

					Total Number of	Maximum Number of
					Shares Purchased as	Shares that May Yet
	Total Number of		Average Price Paid		Part of Publicly	Be Purchased Under
Period	Shares Purchased		per Share		Announced Plans	the Plans
			(In won)

January 1 to January 31	30,000	(1)	~~W~~	289,845	—	—
February 1 to February 29	803,666			365,909	803,666	1,811,939
March 1 to March 31	1,240,578			373,941	1,240,578	571,361
April 1 to April 30	571,361			386,256	571,361	—
May 1 to May 31	—			—	—	—
June 1 to June 30	2,911	(1)		458,594	—	—
July 1 to July 31	40,919	(1)		516,255	—	—
August 1 to August 31	220,255	(1)		491,601	—	—
September 1 to September 30	20,374	(1)		624,274	—	—
October 1 to October 31	22,000	(1)		635,220	—	—
November 1 to November 30	103,702	(1)		573,989	—	—
December 1 to December 31	76,297	(1)		582,364	—	—

Total	3,132,063		~~W~~	398,697	2,615,605	—

(1)	Stocks purchased through the treasury stock fund that was partially funded by the sale of 872,000 treasury shares to Hyundai Mipo Dockyard Co., Ltd.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	—	Articles of incorporation of POSCO (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006)*
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
7.1	—	Computation of ratio of earnings to fixed charges
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
POSCO:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of POSCO and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the Republic of Korea. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b) of the Company’s 2007 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

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

Seoul, Republic of Korea
June 10, 2008

POSCO and Subsidiaries

Consolidated Balance Sheets
December 31, 2007 and 2006

					(Note 2)
	2007		2006		2007
	(In millions of Korean won and thousands of US dollar)

ASSETS
Current assets
Cash and cash equivalents, net of government grants (Notes 3, 28 and 31)	~~W~~	1,292,581	~~W~~	936,289	$1,381,258
Short-term financial instruments (Notes 3, 13 and 28)		1,743,079		867,310	1,862,662
Trading securities (Note 4)		1,286,939		2,000,647	1,375,229
Current portion of available-for-sales securities (Note 7)		32,113		13,375	34,316
Current portion of held-to-maturity securities (Note 7)		192,393		153,476	205,592
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 13, 28 and 29)		4,035,602		3,491,660	4,312,462
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 28 and 29)		214,956		246,805	229,702
Inventories, net (Notes 6, 13 and 30)		4,902,016		4,018,205	5,238,316
Deferred income tax assets (Note 25)		101,982		118,073	108,978
Other current assets, net of allowance for doubtful accounts (Note 11)		591,872		391,113	632,478

Total current assets		14,393,533		12,236,953	15,380,993
Property, plant and equipment, net (Notes 8, 13 and 30)		15,581,765		14,643,120	16,650,743
Investment securities (Notes 7, 13 and 28)		5,178,723		3,165,055	5,534,006
Intangible assets, net (Notes 9 and 30)		570,779		557,082	609,937
Long-term loans receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 28 and 29)		40,474		62,295	43,251
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5 and 28)		39,919		44,347	42,657
Deferred income tax assets (Note 25)		279,903		266,866	299,105
Guarantee deposits (Note 28)		57,485		60,368	61,428
Long-term financial instruments (Notes 3, 13 and 28)		17,065		12,339	18,236
Other long-term assets, net of allowance for doubtful accounts and present value discount (Note 11)		115,117		100,648	123,016

Total assets	~~W~~	36,274,763	~~W~~	31,149,073	$38,763,372

POSCO and Subsidiaries

Consolidated Balance Sheets — (Continued)

					(Note 2)
	2007		2006		2007
	(In millions of Korean won and thousands of US dollar)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable (Notes 28 and 29)	~~W~~	2,246,890	~~W~~	1,507,227	$2,401,036
Short-term borrowings (Notes 12, 28 and 29)		1,572,020		1,238,749	1,679,868
Current portion of long-term debts, net of discount on debentures issued (Notes 13 and 28)		483,402		404,412	516,565
Accrued expenses (Note 28)		172,971		221,936	184,838
Other accounts and notes payable (Notes 28 and 29)		502,665		290,867	537,150
Withholdings (Note 28)		133,495		133,131	142,653
Income tax payable		930,822		701,037	994,681
Deferred income tax liabilities (Note 25)		120,992		77,541	129,292
Other current liabilities (Note 15)		461,358		507,395	493,010

Total current liabilities		6,624,615		5,082,295	7,079,093
Long-term debts, net of current portion and discount on debentures issued (Notes 13, 28 and 29)		3,306,486		2,725,502	3,533,326
Accrued severance benefits, net (Note 14)		336,095		331,006	359,152
Deferred income tax liabilities (Note 25)		654,969		460,342	699,903
Other long-term liabilities (Notes 15 and 21)		234,858		148,186	250,970

Total liabilities		11,157,023		8,747,331	11,922,444

Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock (Notes 1 and 17)		482,403		482,403	515,498
Capital surplus (Note 18)		4,176,592		4,035,273	4,463,125
Capital adjustments, net (Note 20)		(2,727,147)		(1,678,229)	(2,914,242)
Accumulated other comprehensive income (Notes 22 and 27)		784,933		209,754	838,783
Retained earnings (Note 19)		21,767,302		18,863,333	23,260,635

		24,484,083		21,912,534	26,163,799
Minority interest		633,657		489,208	677,129

Total shareholders’ equity		25,117,740		22,401,742	26,840,928

Total liabilities and shareholders’ equity	~~W~~	36,274,763	~~W~~	31,149,073	$38,763,372

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2007, 2006 and 2005

							(Note 2)
	2007		2006		2005		2007
	(In millions of Korean won and thousands of US dollar,
	except per share amounts)

Sales (Notes 29 and 30)	~~W~~	31,607,741	~~W~~	25,842,326	~~W~~	26,301,788	$33,776,172
Cost of goods sold (Note 29)		24,902,663		19,896,764		18,767,195	26,611,095

Gross profit		6,705,078		5,945,562		7,534,593	7,165,077
Selling and administrative expenses (Notes 23, 32 and 33)		1,785,217		1,556,415		1,451,317	1,907,691

Operating income		4,919,861		4,389,147		6,083,276	5,257,386

Non-operating income
Interest and dividend income (Note 29)		234,841		182,832		161,135	250,952
Gain on foreign currency transactions		158,346		156,722		114,615	169,209
Gain on foreign currency translation		19,179		84,269		148,857	20,495
Gain on valuation of trading securities		16,039		19,467		15,357	17,139
Gain on disposal of trading securities		57,236		67,284		59,436	61,163
Gain on disposal of property, plant and equipment		15,182		19,144		24,225	16,223
Gain on valuation of derivatives (Note 22)		12,741		1,857		1,671	13,615
Gain on derivative transactions (Note 22)		17,689		15,477		3,857	18,903
Earnings of equity method investees (Note 7)		71,563		47,147		26,095	76,472
Gain on recovery of allowance for doubtful accounts		41,124		13,776		18,591	43,945
Others		174,567		141,248		213,827	186,543

		818,507		749,223		787,666	874,660

Non-operating expenses
Interest expense (Note 29)		239,913		183,290		149,337	256,373
Other bad debt expense		16,335		70,370		30,146	17,455
Loss on foreign currency transactions		130,679		137,567		95,646	139,644
Loss on foreign currency translation		65,432		4,855		9,091	69,921
Losses of equity method investees (Note 7)		28,929		722		6,371	30,913
Donations (Note 24)		197,366		154,678		153,018	210,906
Loss on disposal of property, plant and equipment		43,544		54,179		42,815	46,531
Loss on valuation of derivatives (Note 22)		3,617		820		21,393	3,865
Loss on derivative transactions (Note 22)		6,312		40,363		9,000	6,746
Loss on impairment of investments		11,542		2,088		11,846	12,334
Others		95,768		204,847		854,090	102,337

		839,437		853,779		1,382,753	897,026

Net income before income tax expense		4,898,931		4,284,591		5,488,189	5,235,020
Income tax expense (Note 25)		(1,274,226)		(921,951)		(1,473,589)	(1,361,644)
Net income (loss) of consolidated subsidiaries before acquisition		(53,259)		9,558		7,607	(56,913)

Net income	~~W~~	3,677,964	~~W~~	3,353,082	~~W~~	4,006,993	$3,930,289

Net income attributable to controlling interest	~~W~~	3,558,660	~~W~~	3,314,181	~~W~~	4,022,492	$3,802,800
Net income attributable to minority interest	~~W~~	119,304	~~W~~	38,901	~~W~~	(15,499)	$127,489
Basic and diluted earnings per share (Note 26) (in Korean won and US dollar)	~~W~~	46,854	~~W~~	42,115	~~W~~	50,790	$50

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2007, 2006 and 2005

									Accumulated
									Other
	Common	Common		Capital		Capital			Comprehensive	Retained		Minority
	Stock	Amount		Surplus		Adjustments			Income	Earnings		Interest		Total
	(In millions of Korean won and thousands of US dollar)

Balance as of January 1, 2005	87,186,835	~~W~~	482,403	~~W~~	3,895,378	~~W~~	(703,328)	~~W~~	(447,406)	~~W~~	12,851,118	~~W~~	307,891	~~W~~	16,386,056
Net income for 2005	—		—		—		—		—		4,022,492		—		4,022,492
Effect of change in scope of consolidation	—		—		167		—		—		3,981		—		4,148
Effect of change in percentage of ownership of investees	—		—		(12,893)		—		—		598		—		(12,295)
Dividends	—		—		—		—		—		(680,794)		—		(680,794)
Change in treasury stock	—		—		108,018		(279,061)		—		—		—		(171,043)
Overseas operations translation adjustment (Note 27)	—		—		—		—		(30,251)		—		—		(30,251)
Changes in valuation gain and loss on investment securities (Note 27)	—		—		—		—		324,757		—		—		324,757
Changes in capital adjustment arising from equity method investments (Note 27)	—		—		—		—		(35,364)		—		—		(35,364)
Effect of change in percentage of minority interest	—		—		—		—		—		—		62,223		62,223
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		—		(15,499)		(15,499)
Others	—		—		739		16,956		—		(28,503)		30,055		19,247

Balance as of December 31, 2005	87,186,835	~~W~~	482,403	~~W~~	3,991,409	~~W~~	(965,433)	~~W~~	(188,264)	~~W~~	16,168,892	~~W~~	384,670	~~W~~	19,873,677

POSCO and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity — (Continued)

								Accumulated
								Other
	Common	Common		Capital		Capital		Comprehensive		Retained		Minority
	Stock	Amount		Surplus		Adjustments		Income		Earnings		Interest		Total
	(In millions of Korean won and thousands of US dollar)

Balance as of January 1, 2006	87,186,835	~~W~~	482,403	~~W~~	3,991,409	~~W~~	(965,433)	~~W~~	(188,264)	~~W~~	16,168,892	~~W~~	384,670	~~W~~	19,873,677
Net income for 2006	—		—		—		—		—		3,314,181		—		3,314,181
Effect of change in scope of consolidation (Note 1)	—		—		(1,012)		—		—		40,649		—		39,637
Effect of change in percentage of ownership of investees	—		—		(8,645)		—		—		—		—		(8,645)
Dividends	—		—		—		—				(636,487)		—		(636,487)
Change in treasury stock (Note 20)	—		—		50,565		(711,485)		—		—		—		(660,920)
Overseas operations translation adjustment (Note 27)	—		—		—		—		(46,086)		—		—		(46,086)
Changes in valuation gain and loss on investment securities (Note 27)	—		—		—		—		432,469		—		—		432,469
Changes in capital adjustment arising from equity method investments (Note 27)	—		—		—		—		11,635		—		—		11,635
Effect of change in percentage of minority interest	—		—		—		—		—		—		61,639		61,639
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		—		38,901		38,901
Others	—		—		2,956		(1,311)		—		(23,902)		3,998		(18,259)

Balance as of December 31, 2006	87,186,835	~~W~~	482,403	~~W~~	4,035,273	~~W~~	(1,678,229)	~~W~~	209,754	~~W~~	18,863,333	~~W~~	489,208	~~W~~	22,401,742

POSCO and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity — (Continued)

								Accumulated
								Other
	Common	Common		Capital		Capital		Comprehensive		Retained		Minority
	Stock	Amount		Surplus		Adjustments		Income		Earnings		Interest		Total
	(In millions of Korean won and thousands of US dollar)

Balance as of January 1, 2007	87,186,835	~~W~~	482,403	~~W~~	4,035,273	~~W~~	(1,678,229)	~~W~~	209,754	~~W~~	18,863,333	~~W~~	489,208	~~W~~	22,401,742
Net income for 2007	—		—		—		—		—		3,558,660		—		3,558,660
Effect of change in scope of consolidation (Note 1)	—		—		37		—		—		—		62,024		62,061
Effect of change in percentage of ownership of investees	—		—		(5,500)		—		—		—		—		(5,500)
Dividends	—		—		—		—		—		(655,099)		—		(655,099)
Change in treasury stock (Note 20)	—		—		175,231		(1,045,274)		—		—		—		(870,043)
Overseas operations translation adjustment (Note 27)	—		—		—		—		87,957		—		—		87,957
Changes in valuation gain and loss on investment securities (Note 27)	—		—		—		—		498,711		—		—		498,711
Changes in capital adjustment arising from equity method investments (Note 27)	—		—		—		—		(7,455)		—		—		(7,455)
Changes in valuation of derivatives (Note 27)	—		—		—		—		(4,034)		—		—		(4,034)
Effect of change in percentage of minority interest	—		—		—		—		—		—		16,380		16,380
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		—		119,304		119,304
Others	—		—		(28,449)		(3,644)		—		408		(53,259)		(84,944)

Balance as of December 31, 2007	87,186,835	~~W~~	482,403	~~W~~	4,176,592	~~W~~	(2,727,147)	~~W~~	784,933	~~W~~	21,767,302	~~W~~	633,657	~~W~~	25,117,740

POSCO and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity — (Continued)

					Accumulated
					Other
	Common	Common	Capital	Capital	Comprehensive	Retained	Minority
	Stock	Amount	Surplus	Adjustments	Income	Earnings	Interest	Total
	(Thousands of US dollar)

Balance as of January 1, 2007	87,186,835	$515,498	$4,312,110	$(1,793,363)	$224,145	$20,157,440	$522,770	$23,938,600
Net income for 2007	—	—	—	—	—	3,802,800	—	3,802,800
Effect of change in scope of consolidation (Note 1)	—	—	40	—	—	—	66,280	66,320
Effect of change in percentage of ownership of investees	—	—	(5,877)	—	—	—	—	(5,877)
Dividends	—	—	—	—	—	(700,041)	—	(700,041)
Change in treasury stock (Note 20)	—	—	187,252	(1,116,985)	—	—	—	(929,733)
Overseas operations translation adjustment (Note 27)	—	—	—	—	93,991	—	—	93,991
Changes in valuation gain and loss on investment securities (Note 27)	—	—	—	—	532,924	—	—	532,924
Changes in capital adjustment arising from equity method investments (Note 27)	—	—	—	—	(7,966)	—	—	(7,966)
Changes in valuation of derivatives (Note 27)	—	—	—	—	(4,311)	—	—	(4,311)
Effect of change in percentage of minority interest	—	—	—	—	—	—	17,504	17,504
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	—	127,489	127,489
Others	—	—	(30,400)	(3,894)	—	436	(56,914)	(90,772)

Balance as of December 31, 2007	87,186,835	$515,498	$4,463,125	$(2,914,242)	$838,783	$23,260,635	$677,129	$26,840,928

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005

							(Note 2)
	2007		2006		2005		2007
	(In millions of Korean won and thousands of US dollar)

Cash flows from operating activities
Net income	~~W~~	3,677,964	~~W~~	3,353,082	~~W~~	4,006,993	$3,930,289

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,126,729		1,782,738		1,612,554	2,272,632
Accrual of severance benefits		211,758		144,931		213,082	226,285
Provision for doubtful accounts, net		37,237		173,931		115,865	39,792
Loss (gain) on foreign currency translation, net		49,334		(76,453)		(138,296)	52,719
Gain on valuation of trading securities, net		(15,599)		(18,863)		(15,124)	(16,669)
Gain on valuation of derivatives, net		(9,124)		(1,037)		19,722	(9,750)
Loss (gain) on derivatives transaction, net		(11,377)		24,886		5,143	(12,157)
Gain on disposal of trading securities and investments, net		(57,199)		(66,507)		(58,865)	(61,123)
Loss on disposal of property, plant and equipment, net		28,362		35,035		18,590	30,308
Earnings of equity method investees, net		(42,634)		(46,425)		(19,724)	(45,559)
Net income (loss) of consolidated subsidiaries before acquisition		(53,259)		9,558		7,607	(56,913)
Others		263,988		374,968		391,783	282,098

		2,528,216		2,336,762		2,152,337	2,701,662

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(613,548)		(398,201)		45,112	(655,640)
Increase in inventories		(461,226)		(380,143)		(706,528)	(492,868)
Decrease (increase) in other accounts and notes receivable		67,929		(30,932)		(94,499)	72,589
Increase in accrued income		(15,218)		(26,205)		(19,757)	(16,262)
Increase in advance payments		(70,847)		(73,034)		(83,702)	(75,708)
Increase in prepaid expenses		(23,658)		(5,009)		(1,360)	(25,281)
Increase in trade accounts and notes payable		561,078		272,270		(170,131)	599,570
Increase in other accounts and notes payable		164,460		122,673		(7,571)	175,742
Increase (decrease) in advances received		(16,884)		78,449		(7,888)	(18,042)
Decrease in accrued expenses		(108,184)		(459,579)		493,376	(115,606)
Increase (decrease) in income tax payable		162,806		(715,691)		281,240	173,975
Deferred income tax, net		(20,127)		(59,480)		(151,602)	(21,508)
Payment of severance benefits		(64,975)		(36,817)		(84,049)	(69,432)
Increase in group severance insurance deposits		(147,366)		(48,880)		(98,790)	(157,476)
Increase (decrease) in other current liabilities		(13,055)		5,855		(30,479)	(13,951)
Others		(54,105)		(9,616)		(50,321)	(57,817)

		(652,920)		(1,764,340)		(686,949)	(697,713)

Net cash provided by operating activities		5,553,260		3,925,504		5,472,381	5,934,238

POSCO and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

							(Note 2)
	2007		2006		2005		2007
	(In millions of Korean won and thousands of US dollar)

Cash flows from investing activities
Disposal of trading securities		9,064,842		15,322,978		12,758,304	9,686,731
Acquisition of trading securities		(8,173,811)		(14,516,637)		(12,536,599)	(8,734,570)
Disposal of available-for-sale securities		9,412		145,990		347,987	10,058
Acquisition of available-for-sale securities		(1,180,449)		(653,466)		(319,854)	(1,261,433)
Disposal of short-term financial instruments		1,705,169		1,516,362		1,322,222	1,822,151
Acquisition of short-term financial instruments		(2,678,616)		(1,610,510)		(1,434,935)	(2,862,380)
Disposal of long-term financial instruments		34,555		113,339		1,509	36,926
Acquisition of property, plant and equipment		(2,892,247)		(3,709,422)		(3,360,537)	(3,090,668)
Disposal of property, plant and equipment		34,958		425,976		66,273	37,356
Proceeds from short-term loans		108,221		64,436		107,484	115,646
Short-term loans provided		(50,687)		(62,641)		(119,033)	(54,164)
Long-term loans provided		(24,235)		(6,388)		(33,406)	(25,898)
Acquisition of intangible assets		(81,946)		(131,575)		(81,605)	(87,568)
Acquisition of other investment assets		(160,098)		(131,095)		(239,211)	(171,081)
Others		21,220		(130,557)		77,814	22,672

Net cash used in investing activities		(4,263,712)		(3,363,210)		(3,443,587)	(4,556,222)

Cash flows from financing activities
Proceeds from short-term borrowings		6,811,282		4,119,189		4,828,860	7,278,566
Proceeds from long-term debt		1,054,138		2,160,279		594,312	1,126,457
Proceeds from other long-term liabilities		37,060		15,535		497,193	39,603
Disposal of treasury stock		406,991		69,779		931,664	434,912
Repayment of current portion of long-term debt		(278,699)		(1,188,281)		(1,040,410)	(297,818)
Repayment of short-term borrowings		(6,599,799)		(3,821,014)		(4,715,293)	(7,052,574)
Repayment of long-term debt		(248,087)		(165,212)		(328,037)	(265,107)
Payment of cash dividends		(655,099)		(636,487)		(680,794)	(700,041)
Acquisition of treasury stock		(1,291,362)		(851,123)		(1,295,163)	(1,379,956)
Repayment of other long-term liabilities		(94,072)		(78,173)		(398,998)	(100,526)
Others		(143,209)		106,643		(279,863)	(153,034)

Net cash used in financing activities		(1,000,856)		(268,864)		(1,886,529)	(1,069,518)

Effect of exchange rate changes on cash and cash equivalents		30,901		(15,245)		(4,425)	33,021

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		36,815		4,365		33,939	39,341

Net increase in cash and cash equivalents		356,407		282,550		171,779	380,859
Cash and cash equivalents
Beginning of the year		936,421		653,871		482,092	1,000,663

End of the year	~~W~~	1,292,828	~~W~~	936,421	~~W~~	653,871	$1,381,522

Supplemental cash flow information for the years ended December 31 is follows:

	2007		2006		2005		2007
	(In millions of Korean won and thousands of US dollar)

Cash paid during the year for interest	~~W~~	229,113	~~W~~	179,501	~~W~~	154,240	$244,831
Cash paid during the year for Income tax		1,107,888		1,305,077		1,443,439	1,183,894

The accompanying notes are an integral part of these consolidated financial statements.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2007 and 2006

1.	Consolidated Companies

General descriptions of POSCO, the controlling company, and its controlled subsidiaries (Collectively the “Company”), including POSCO Engineering & Construction Co., Ltd. (POSCO E&C) and 19 other domestic subsidiaries and 43 overseas subsidiaries, whose accounts are included in the consolidated financial statements, and 22 equity-method investees, which are excluded from the consolidation, are as follows:

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

As of December 31, 2007, POSCO’s shareholders are as follows:

	Number of	Percentage of
	Shares	Ownership (%)

Nippon Steel Corporation(1)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	3,660,603	4.20
National Pension Service	3,404,897	3.91
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	2,000,000	2.29
Others	71,245,313	81.71

	87,186,835	100.00

(1)	Nippon Steel Corporation has American Depository Receipts(ADRs), each of which represents 0.25 share of POSCO’s common share and has par value of ~~W~~5,000 per share.

As of December 31, 2007, the shares of POSCO are listed on the Korea Stock Exchange, and its           depository receipts are listed on the New York, London and Tokyo Stock Exchange.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Consolidated Subsidiaries

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2007:

							Percentage of
		Number of				Percentage of	Ownership of	Summary of Financial Information
		Outstanding		Number of Shares		Ownership	Subsidiaries			Net Income
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	(%)	Total Assets	Net Assets	(Loss)	Location
								(In millions of Korean won)(1)

Domestic
POSCO E & C	Engineering and construction	30,000,000	27,281,080	—	27,281,080	90.94		2,763,452	1,358,478	205,847	Pohang
Posteel Co., Ltd.	Steel sales and service	18,000,000	17,155,000	—	17,155,000	95.31		532,013	324,736	19,093	Seoul
POSCON Co., Ltd.	Electronic control devices manufacturing	3,519,740	3,098,610	—	3,098,610	88.04		271,475	149,729	23,633	Pohang
Pohang Coated Steel Co., Ltd.	Coated steel manufacturing	6,000,000	3,412,000	—	3,412,000	56.87		403,993	275,322	9,306	Pohang
POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance	1,700,000	1,700,000	—	1,700,000	100.00		103,308	50,029	(1,624)	Pohang
POSDATA Co., Ltd.	Computer hardware and software distribution	81,551,600	50,440,720	—	50,440,720	61.85		288,171	163,733	5,005	Sungnam
POSCO Research Institute	Economic research and consulting	3,800,000	3,800,000	—	3,800,000	100.00		26,335	23,185	175	Seoul
Seung Kwang Co., Ltd.	Athletic facilities operation	3,945,000	2,737,000	1,208,000	3,945,000	100.00	POSCO E & C (30.62)	76,779	41,992	(2,045)	Suncheon
POS-AC Co., Ltd.	Architecture and consulting	230,000	230,000	—	230,000	100.00		46,627	30,321	7,027	Seoul
POSCO Specialty Steel Co., Ltd.	Specialty steel manufacturing	26,000,000	26,000,000	—	26,000,000	100.00		1,062,479	491,770	60,238	Changwon
POSCO Machinery Co., Ltd.	Machinery installation	1,000,000	1,000,000	—	1,000,000	100.00		43,711	22,770	(10,365)	Gwangyang
POSTECH Venture Capital Corp.	Investment in venture companies	6,000,000	5,700,000	—	5,700,000	95.00		40,455	38,732	6,816	Pohang
POSCO Refractories & Environment Company Ltd. (POSREC)	Manufacturing	5,907,000	3,544,200	—	3,544,200	60.00		174,308	132,953	16,899	Pohang
POSCO Terminal Co., Ltd.	Distribution and warehousing	5,000,000	2,550,000	—	2,550,000	51.00		40,709	35,915	3,315	Gwangyang
Metapolis Co., Ltd.	Construction	10,560,000	—	4,229,280	4,229,280	40.00	POSCO E & C (30.62)	357,740	61,651	23,361	Seoul(3)
Posmate Co., Ltd.	Facilities management	714,286	214,286	—	214,286	30.00		60,273	36,694	6,484	Seoul
Samjung Packing & Aluminum Co., Ltd.	Packing materials manufacturing	3,000,000	270,000	831,756	1,101,756	36.73	Posmate Co., Ltd. (27.73)	144,942	77,793	10,727	Pohang
POSCO Power Corp.	Generation of Electricity	40,000,000	40,000,000	—	40,000,000	100.00		1,007,130	523,318	34,994	Seoul
Postech 2006 Energy Fund	Investment in new technology	570	—	126	126	22.11	POSTECH Venture Capital Corp(10.53) POSCO Power (11.58)	29,340	29,177	558	Seoul
POSCORE Co., Ltd.	Components manufacturing and sales	3,907,151	—	1,992,647	1,992,647	51.00	Posteel (51.00)	66,372	12,919	(13,217)	Chenan(3)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

							Percentage of
		Number of				Percentage of	Ownership of	Summary of Financial Information
		Outstanding		Number of Shares		Ownership	Subsidiaries			Net Income
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	(%)	Total Assets	Net Assets	(Loss)	Location
								(In millions of Korean won)(1)

Overseas
POSCO America Corporation (POSAM)	Steel trading	320,796	319,024	1,772	320,796	100.00	POSCAN (0.55)	191,976	110,200	(18,189)	USA
POSCO Australia Pty. Ltd. (POSA)	Steel trading	761,775	761,775	—	761,775	100.00		323,885	181,140	18,081	Australia
POSCO Canada Ltd. (POSCAN)	Coal trading	1,099,885	—	1,099,885	1,099,885	100.00	Posteel (100.00)	131,664	112,591	6,539	Canada
POSCAN Elkview Coal Ltd.	Coal trading	304,061	—	304,061	304,061	100.00	POSCAN (100.00)	35,934	35,742	1,385	Canada
POSCO Asia Co., Ltd. (POA)	Steel trading	9,360,000	9,360,000	—	9,360,000	100.00		77,944	20,861	2,316	China
VSC POSCO Steel Corporation (VPS)	Steel manufacturing	—	—	—	—	40.00	Posteel (5.00)	35,491	15,234	4,100	Vietnam(2)
DALIAN POSCO — CFM Coated Steel Co., Ltd.	Coated steel manufacturing	—	—	—	—	55.00	Posteel (10.00) POSCO-China (10.00)	67,646	9,625	(4,068)	China(2)
POS-Tianjin Coil Center Co., Ltd.	Steel service center	—	—	—	—	70.00	Posteel (60.00)	31,440	9,988	1,402	China(2)
POSMETAL Co., Ltd.	Steel service center	6,000	—	4,500	4,500	75.00	POSCO-Japan (75.00)	30,519	6,736	135	Japan
Shanghai Real Estate Development Co., Ltd.	Real estate rental	—	—	—	—	100.00	POSCO E&C (100.00)	138,092	92,360	9,091	China(2)
IBC Corporation	Real estate rental	—	—	—	—	60.00	POSCO E&C (60.00)	76,223	28,005	5,858	Vietnam(2)
POSLILAMA Steel Structure Co., Ltd.	Steel structure fabrication and sales	—	—	—	—	70.00	POSCO E&C (60.00) Posteel(10.00)	38,246	(14,156)	90	Vietnam(2)
Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS)	Stainless steel manufacturing	—	—	—	—	82.48	POSCO-China (23.88)	1,315,745	569,173	76,796	China(2)
POSCO(Guangdong) Coated Steel Co., Ltd.	Coated steel manufacturing	—	—	—	—	95.19	POSCO-China (11.53)	81,239	22,994	2,998	China(2)
POSCO-Thailand Co., Ltd.	Steel service center	5,941,570	3,805,383	2,136,187	5,941,570	100.00	Posteel (35.95)	100,650	18,734	525	Thailand
Myanmar-POSCO Steel Co., Ltd.	Specialty steel manufacturing and sales	19,200	13,440	—	13,440	70.00		8,819	3,581	48	Myanmar(3)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

							Percentage of
		Number of				Percentage of	Ownership of	Summary of Financial Information
		Outstanding		Number of Shares		Ownership	Subsidiaries			Net Income
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	(%)	Total Assets	Net Assets	(Loss)	Location
								(In millions of Korean won)(1)

Zhangjiagang POSHA Steel Port Co., Ltd. (ZPSP)	Stainless steel manufacturing	—	—	—	—	90.00	POSCO E&C (25.00) ZPSS (65.00)	11,735	11,654	673	China(2)
POS-OPC Co., Ltd. (Fujiura Butsuryu Center Co., Ltd.)	Warehousing	4,900	—	2,785	2,785	56.84	POSCO-Japan (56.84)	30,050	4,805	(600)	Japan(3)
POSCO Investment Co., Ltd.	Finance	5,000,000	5,000,000	—	5,000,000	100.00		157,712	68,609	3,553	China
POSMMIT Steel Center SDN BHD (POSMMIT)	Steel service center	—	—	—	—	70.00	Posteel (40.00)	48,399	16,445	2,291	Malaysia(2)(3)
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	—	—	—	—	80.00	POSCO-China (10.00)	199,990	83,558	14,072	China(2)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	101,012	36,649	1,999	China(2)
POSEC-Hawaii Inc.	Construction	24,400	—	24,400	24,400	100.00	POSCO E&C (100.00)	41,148	22,166	6,331	USA
POS-Qingdao Coil Center Co., Ltd.	Steel service center	—	—	—	—	100.00	Posteel (100.00)	44,383	10,033	1,445	China(2)
POS-ORE Pty. Ltd.	Iron ore mining and trading	17,500,001	—	17,500,001	17,500,001	100.00	POSA (100.00)	36,804	30,706	15,563	Australia
POSCO-China Holding Corp.	Investment	—	—	—	—	100.00		197,989	196,271	6,219	China(2)
POSCO-Japan Co., Ltd.	Steel trading	90,438	90,438	—	90,438	100.00		394,730	58,188	5,975	Japan
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	Facilities manufacturing	—	—	—	—	100.00	POSCO E&C (100.00)	8,050	5,646	128	China(2)
POS-CD Pty. Ltd.	Coal trading	12,550,000	—	12,550,000	12,550,000	100.00	POSA (100.00)	17,250	8,051	(1,793)	Australia
POS-GC Pty. Ltd.	Coal trading	11,050,000	—	11,050,000	11,050,000	100.00	POSA (100.00)	17,139	8,298	(430)	Australia
POSCO-India Private Ltd.	Coal trading	225,000,000	225,000,000	—	225,000,000	100.00		58,355	53,708	—	India
POS-India Steel Processing Centre Pvt. Ltd.	Steel service center	65,790,858	42,764,058	—	42,764,058	65.00		44,391	20,653	4,799	India
POS-NPC Co., Ltd.	Steel service center	49,000	—	44,100	44,100	90.00	POSCO-Japan (90.00)	33,053	2,518	605	Japan

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

							Percentage of
		Number of				Percentage of	Ownership of	Summary of Financial Information
		Outstanding		Number of Shares		Ownership	Subsidiaries			Net Income
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	(%)	Total Assets	Net Assets	(Loss)	Location
								(In millions of Korean won)(1)

POSCO-Foshan steel processing Center Co., Ltd.	Steel service center	—	—	—	—	100.00	POA (22.10) POSCO-China (33.20)	98,900	21,537	(2,607)	China(2)
POSCO E&C (Beijing) Co., Ltd.	Construction and engineering	—	—	—	—	100.00	POSCO E&C (100.00)	40,753	10,747	1,765	China(2)(3)
POS-MPC S.A. de C.V.	Steel service center	1,656,638	—	1,010,550	1,010,550	61.00	POSAM (61.00)	82,591	13,410	(563)	Mexico
Zhangjigang Pohang Port Co., Ltd.	Raw material and steel depot service	—	—	—	—	100.00	ZPSS (47.30) POSA (27.70) POSCO-China (25.00)	22,677	11,042	487	China(2)
POSCO-Vietnam Co., Ltd.	Cold-rolled steel manufacturing and sales	—	—	—	—	100.00		154,164	146,713	(2,180)	Vietnam(2)
POSCO-Mexico Co., Ltd.	Cold-rolled steel manufacturing and sales	494,152,598	257,916,530	236,236,068	494,152,598	100.00	POSCAN (47.80)	40,440	40,435	(2,062)	Mexico(3)
POSS Delhi Steel Processing Centre Pvt. Ltd.	Steel service center	1,263	966	—	966	76.48		17,473	13,851	531	India(3)
POS-NP Pty. Ltd.	Coal trading	35,000,000	—	35,000,000	35,000,000	100.00	POSA (100.00)	36,653	27,443	(1,284)	Australia(3)
POSCO-Vietnam Processing Center Co., Ltd.	Steel service center	11,040,000	8,832,000	—	8,832,000	80.00		10,003	9,946	(459)	Vietnam(3)
Suzhou POSCORE	Components manufacturing and sales	—	—	—	—	100.00	POSCORE (100.00)	25,889	10,913	1,622	China(2)(3)

(1)	Total assets, total liabilities and net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date, and sales and net income are translated at the weighted-average exchange rate of the reporting period.

(2)	No shares have been issued in accordance with the local laws and regulations.

(3)	These subsidiaries are newly included in the consolidation.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Equity-Method Investees

The following table sets forth certain information with regard to equity-method investees as of December 31, 2007:

							Percentage of
		Number of				Percentage of	Ownership of
	Primary	Outstanding	Number of Shares			Ownership	Subsidiaries
Investees	Business	Shares	POSCO	Subsidiaries	Total	(%)	(%)	Net Assets(1)	Location
								(In millions of
								Korean won)

Domestic
eNtoB Corporation	E-business	3,200,000	560,000	300,000	860,000	26.88	POSCO E&C (3.75)	24,169	Seoul
MIDAS Information Technology Co., Ltd.	Engineering	3,402,000	—	866,190	866,190	25.46	POSCO E&C (25.46)	20,957	Seoul
Songdo New City Development Inc.	Real estate	—	—	—	—	29.90	POSCO E&C (29.00)	(132,596)	Seoul(3)
Gail International Korea Ltd.	Real estate	—	—	—	—	29.90	POSCO E&C (29.00)	38,560	Seoul(3)
SNNC Co., Ltd.	Fe-Cr manufacturing	37,000,000	18,130,000	—	18,130,000	49.00		182,209	Gwangyang(2)
Chungju Enterprise City	Construction	8,000,000	—	2,008,000	2,008,000	25.10	POSCO E&C (22.00) POADATA (3.10)	38,150	Chungju
Overseas
KOBRASCO	Iron ore trading	4,021,438,370	2,010,719,185	—	2,010,719,185	50.00		85,021	Brazil(2)
USS — POSCO Industries (UPI)	Steel processing	—	—	—	—	50.00	POSAM (50.00)	124,222	USA(2.3)
Poschrome (Proprietary) Limited	Fe-Cr manufacturing	86,700	21,675	—	21,675	25.00		26,720	Republic of South Africa
Guangdong Xingpu Steel Center Co., Ltd.	Steel processing	—	—	—	—	21.00	Posteel (10.50)	14,928	China(3)
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing	23,455,600	2,345,558	4,573,842	6,919,400	29.50	Posteel (19.50)	13,644	India
POSVINA Co., Ltd.	Steel manufacturing	—	—	—	—	50.00		4,529	Vietnam(2.3)
PT POSMI Steel Indonesia (POSMI)	Steel service center	12,600	1,193	3,579	4,772	37.87	Posteel (28.40)	8,380	Indonesia(2)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Number of				Percentage of	Percentage of
	Primary	Outstanding	Number of Shares			Ownership	Ownership of
Investees	Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Net Assets(1)	Location
								(In millions of
								Korean won)

POSCO Bioventures LP.	Investment in companies in the bio-tech industry	—	—	—	—	100.00	POSAM(100.00)	35,190	USA(3.4)
CAML Resources Pty. Ltd.	Material processing	9,715	—	3,239	3,239	33.34	POSA(33.34)	43,912	Australia(2)
Nickel Mining Company SAS	Material processing	6,601,426	3,234,698	—	3,234,698	49.00		409,431	New Caledonia(2)
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sales	—	—	—	—	35.00	POSREC (35.00)	4,203	China(2.3)
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.	Material processing	—	—	—	—	30.00	POSCO-China (30.00)	14,609	China(2.3)
An khanh New City Development	Construction	—	—	—	—	50.00	POSCO E&C (50.00)	21,787	Vietnam(2.3)
Henan Tsingpu Ferro Alloy Co., Ltd.	Material processing	—	—	—	—	49.00	Zhangjiagang STS (49.00)	15,827	China(2.3)
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	Specialty steel manufacturing	—	—	—	—	34.00	POSCO-China (10.00)	29,672	China(2.3)
BX Steel POSCO Cold Rolled sheet Co., Ltd.	Steel manufacturing	—	—	—	—	25.00		207,462	China(3)

(1)	Net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

(2)	Although the Company owns over 30% equity interest in these investees, the Company is not their major shareholder. They were therefore excluded from consolidation.

(3)	No shares have been issued in accordance with the local laws and regulations.

(4)	The Company owns 100% equity interest in POSCO Bioventures LP. However, due to an agreement with POSCO Bioventures LP., which prohibits the Company from engaging in management activities, POSCO Bioventures LP. was excluded from consolidation.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Subsidiaries or Investees Excluded from the Consolidated Financial Statements

Location	Investees	Country	Reason

Domestic	POSWITH Co., Ltd	Korea	Small company
	Busan-Gimhae Light Rail Transit Co., Ltd.	Korea	Non-majority control
	Pohang Water Environment	Korea	Non-majority control
	Pajoo & Viro	Korea	Non-majority control
	Incheon-Gimpo Highway	Korea	Non-majority control
	Suwon Green Environment.Co., Ltd.	Korea	Non-majority control
	Uisinseol LRT Co. Ltd.	Korea	Non-majority control
	Green Cheonan Co., Ltd.	Korea	Non-majority control
	Garolim Tidal Power Plant Co., Ltd	Korea	Non-majority control
	Green Jangryang Co., Ltd.	Korea	Non-majority control
	PHP Co., Ltd.	Korea	Small company
	Taegisan Wind Power Corporation	Korea	Small company
	Innovalley co., Ltd.	Korea	Non-majority control
	POSBRO Co., Ltd	Korea	Small company
	Applied Science Corp.	Korea	Small company
	Sentech Korea Corp.	Korea	Small company
	AROMA POSTECH RENEWABLE ENERGY,CO., LTD.	Korea	Non-majority control
	KOREASOLARPARK CO., Ltd.	Korea	Small company
	HJ photovoltaics, Inc.	Korea	Small company
Overseas	POSK Steel Processing center Co., Ltd. (POSK-PPC)	China	Small company
	POSCO Poland Steel Processing Center (POSCO-PWPC)	Poland	Small company
	POSCO-SAMSUNG-SUZHOU Processing Center Co. (POSS-SZPC)	China	Small company
	POSCO (Chongqing) Automotive Processing Center (POSCO-CCPC)	China	Small company
	POSCO Mexico Human Tech	Mexico	Small company
	POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd. (POSS-SLPC)	Slovakia	Small company
	Europe Steel Distribution Center (POSCO-ESDC, Logistics, Trading and Investment d.o.o)	Slovenia	Small company
	HAMOS	Vietnam	Small company
	United Spiral Pipe (USP)	USA	Small company
	PT. POSNESIA	Indonesia	Under liquidation
	POSCO E&C Nigeria Ltd.	Nigeria	Small company
	POSCO E&C India Private Ltd.	India	Small company
	VECTUS Limited	UK	Small company
	POSCO Philippine Manila Processing Center Inc. (POSCO-PMPC)	Philippine	Small company
	Dalian Poscon Dongbang Automatic Co., Ltd	China	Small company
	POSDATA-China	China	Small company
	Miller Pohang Coal Company Pty Ltd. (MPCC)	Australia	Small company
	Qingdao Posco Steel Processing Co., Ltd	China	Small company
Overseas	Zhangjiagang BLZ Pohang International Trading CO., Ltd.	China	Small company
	Yingkou Posrec Refractories Co., Ltd.	China	Small company
	Zhangjiagang Pohang Refractories Co., Ltd.	China	Small company
	San Pu Trading Co. Ltd	China	Small company
	POSCO SeAH Steel Wire(Nantong) Oo., Ltd	China	Small company
	POSCO-JYPC Co., Ltd.	Japan	Small company
	HK Lamination(M)SDN. BHD	Hongkong	Small company

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Change in Scope of Consolidation

The consolidated financial statements for 2007 include the accounts of Meta Polis Co., Ltd. and POSCO E&C (Beijing) Co., Ltd. as their total assets exceeded ~~W~~7,000 million as of December 31, 2006. Myanmar POSCO Steel Co., Ltd. is included in the consolidated financial statements for 2007 as it has re-commenced its operations. The Company established POSCO-Mexico Co., Ltd., POSS Delhi Steel Processing Centre Pvt. Ltd., POS-NP Pty. Ltd., and POSCO Vietnam Processing Center Co., Ltd., and acquired POSCORE Co., Ltd., and Suzhou POSCORE during 2007 and have included their results in the consolidated financial statements for 2007. In addition, POSMMIT Steel Centre SDN BHD and POS-OPC Co., Ltd. (Fujiura Butsuryu Center Co., Ltd.) are included in the consolidated financial statements as the Company’s ownership effectively exceeded 50% through additional increase in capital.

As a result, the total assets, shareholders’ equity, sales, and net income of the consolidated financial statements as of and for the year ended December 31, 2007, increased by ~~W~~828,643 million, ~~W~~350,395 million, ~~W~~467,880 million, and ~~W~~5,860 million, respectively.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements for December 31, 2007, are summarized below:

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

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial and Supervisory Commission. The Company has adopted SKFAS No. 1 through No. 25, except No. 14 and No. 24, in its financial statements as of and for the year ended December 31, 2007. Significant accounting policies adopted by the Company for the annual financial statement are identical to the accounting policies followed by the Company for the annual financial statements for the year ended December 31, 2006, except for SKFAS Nos. 11, 21 through 25, which became effective for the Company on January 1, 2007.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following new SKFAS have become effective for accounting periods beginning on or after January 1, 2007:

•	SKFAS No. 11, Discontinued Operations

•	SKFAS No. 21, Preparation and Presentation of Financial Statements I

•	SKFAS No. 22, Share-based Payments

•	SKFAS No. 23, Earnings Per Share

•	SKFAS No. 25, Consolidated Financial Statements

In accordance with SKFAS No. 21, Preparation and Presentation of Financial Statements I, the Company’s financial statements include the statements of changes in shareholders’ equity. The Company classified its capital adjustments account into capital adjustments and accumulated other comprehensive income and expense, and also disclosed the details of its comprehensive income in the notes to the financial statements. In addition, the Company disclosed its earnings per share on the face of its statements of income.

Certain prior year accounts, presented herein for comparative purposes, have been reclassified to conform to current year’s financial statement presentation. Such reclassification does not impact the net income or net assets reported in the prior year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. All significant intercompany transactions and balances have been eliminated during consolidation.

The Company records differences between the investment account and corresponding capital account of subsidiaries as goodwill or negative goodwill, and such differences are amortized over the estimated useful lives using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations. The Company records the equity of the consolidated subsidiaries, which is not included in the equity of the controlling company, as a minority interest in consolidated subsidiaries.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

Inventories

The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales. For certain other subsidiaries, inventories are stated at the lower of cost or market, generally with cost being determined using the gross average method, moving-average method or first-in, first-out (FIFO) method. Individual accounting policies on inventories of POSCO and each subsidiary are enumerated on pages 34 and 35.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

The equity method of accounting is applied based on the most recent available unaudited or unreviewed financial statements of subsidiaries and affiliates. The Company believes that if the financial statements were reviewed, differences between unreviewed and reviewed financial statements would not have a material effect on the financial statements of the Company.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Individual depreciation methods for property, plant and equipment of POSCO and each subsidiary are enumerated on pages 34 and 35. Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

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

Estimated
Useful Lives

Goodwill	5 years
Negative goodwill	5-10 years
Intellectual property rights	5-10 years
Port facilities usage rights	1-75 years	(2)
Land Usage Right	20-50 years	(2)
Deferred development expenses(1)
Long-term power capacity rights	Contract term
Other intangible assets	2-25 years

(1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(2)	Port facilities usage rights and land usage right with estimated useful lives of 20 years or more, and which represent the rights to use certain port facilities and land, are amortized over the term of exclusive rights.

As of December 31, 2007, port facilities usage rights are related to the quay and inventory yard donated by POSCO in April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. The Company recognized the electricity supply contract, entered into with Korea Electric Power Corporation by POSCO Power Corp., as an identifiable intangible asset. The fair value of the contract rights is recorded as long-term electricity supply contract rights as of the balance sheet date.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date. In addition, in accordance with the applicable laws and regulations, POSAM and 42 other overseas subsidiaries recorded the amount, which would be payable to employees at the time of termination, as accrued severance benefits.

POSCO and domestic subsidiaries have partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The amounts funded under these insurance deposits are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the companies.

The Company made deposits to the National Pension Service in accordance with the National Pension Act of the Republic of Korea. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

Derivative Instruments

Derivative instruments are presented as assets or liabilities valued principally at the fair value of the rights or obligations associated with the derivative contracts. The unrealized gain or loss from a derivative transaction with the purpose of hedging the exposure to changes in the fair value of a recognized asset or liability or unrecognized firm commitment is recognized in current operations. For a derivative instrument with the purpose of hedging the exposure to the variability of cash flows of a recognized asset or liability or a forecasted transaction, the hedge-effective portion of the derivative instrument’s gain or loss is deferred as another comprehensive income in equity. The ineffective portion of the gain or loss is charged or credited to current operations. Derivative instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting are measured at fair value with unrealized gains or losses reported in current operations.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Translation of Foreign Operations

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average exchange rate of the reporting period. Gains or losses on translation are offset, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

Reclassification of Prior Year Consolidated Financial Statement Presentation

Certain amounts in consolidated financial statements as of and for the year ended December 31, 2006, have been reclassified to conform to the December 31, 2007 consolidated financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

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

Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow, or the contingent asset in case of an inflow, is made in the notes to the financial statements.

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

United States Dollar Amounts

The Company operates primarily in Korean won and its accounting records are maintained in Korean won. The U.S. dollars amounts, provided herein, represent supplementary information, solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at US$1: ~~W~~935.80, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2007. The U.S. dollar amounts are unaudited and are not presented in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or any other rate.

Cost determination methods for inventories and depreciation methods for property, plant and equipment of POSCO and its controlled subsidiaries are as follows:

Depreciation of Property,
Company	Inventories(1)	Plant and Equipment

POSCO	Moving-average method	Straight-line method
POSCO E & C	”	”
Posteel Co., Ltd.	”	”
POSCON Co., Ltd.	”	Straight-line method, Declining-balance method

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Depreciation of Property,
Company	Inventories(1)	Plant and Equipment

Pohang Coated Steel Co., Ltd.	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Moving-average method	”
POSDATA Co., Ltd.	”	”
POSCO Research Institute	N/A	”
Seung Kwang Co., Ltd.	Gross average method	Straight-line method, Declining-balance method
POS-AC Co., Ltd.	N/A	”
Posco Specialty Steel Co., Ltd.	Moving-average method	Straight-line method
POSCO Machinery Corp.	”	”
POSTECH Venture Capital Co., Ltd.	N/A	Declining-balance method
POSCO Refractories & Environment Company Ltd. (POSREC)	Moving-average method	Straight-line method, Declining-balance method
POSCO Terminal Co., Ltd.	”	”
Metapolis Co., Ltd.	”	Declining-balance method
Posmate Co., Ltd.	N/A	”
Samjung Packing & Aluminum Co., Ltd.	Moving-average method	Straight-line method, Declining-balance method
POSCO Power Corp.	”	Straight-line method
Postech 2006 Energy Fund	N/A	N/A
POSCO America Corp. (POSAM)	Moving-average method	N/A
POSCO Australia Pty. Ltd. (POSA)	Gross average method	”
POSCO Canada Ltd. (POSCAN)	”	Straight-line method, Unit of production method
POSCAN Elkview Coal Ltd.	N/A	N/A
POSCO Asia Co., Ltd. (POA)	”	Declining-balance method
VSC POSCO Steel Corporation (VPS)	Moving-average method	Straight-line method
DALIAN POSCO — CFM Coated Steel Co., Ltd.	”	”
POS-Tianjin Coil Center Co., Ltd.	”	”
POSMETAL Co., Ltd.	”	”
Shanghai Real Estate Development Co., Ltd.	N/A	”
IBC Corporation	Specific identification method	”
POSLILAMA Steel Structure Co., Ltd.	Moving-average method	”
Zhangjiagang Pohang Stainless Steel Co., Ltd.	”	”
POSCO(Guangdong) Coated Steel Co., Ltd.	”	”
POSCO-Thailand Co., Ltd.	”	”
Myanmar POSCO Steel Co., Ltd.	”	”
Zhangjiagang POSHA Steel Port Co., Ltd.	”	”
POS-OPC Co., Ltd.(Fujiura Butsuryu Center Co., Ltd.)	Specific identification method	”
POSCO Investment Co., Ltd.	N/A	”
POSMMIT Steel Centre SDN BHD	Moving-average method	”
Qingdao Pohang Stainless Steel Co., Ltd.	”	”

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Depreciation of Property,
Company	Inventories(1)	Plant and Equipment

POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Moving-average method	Straight-line method
POSEC-Hawaii Inc.	N/A	”
POS-Qingdao Coil Center Co., Ltd.	Moving-average method	”
POSCO-China Holding Corp.	N/A	”
POS-ORE Pty. Ltd.	Gross average method	”
POSCO-Japan Co., Ltd.	”	”
POSCO E&C (Zhangjiagang)	”	”
Engineering & Consulting Co., Ltd.
POS-GC Pty. Ltd.	”	”
POS-CD Pty. Ltd.	”	”
POSCO-India Private Ltd.	N/A	”
POS-India Steel Processing Centre Pvt. Ltd.	Specific identification method	”
POS-NPC Co., Ltd.	Moving-average method	”
POSCO-Foshan Steel Processing Center Co., Ltd.	Specific identification method	”
POS-MPC S.A. de C.V.	”	”
Zhangjigang Pohang Port Co., Ltd.	N/A	”
POSCO-Vietnam Co., Ltd.	Moving-average method	”
POSCO E&C (Beijing) Co., Ltd.	Specific identification method	”
POSCO-Mexico Co., Ltd.	N/A	”
POSS Delhi Steel Processing Centre Pvt. Ltd.	Specific identification method	”
POS-NP Pty. Ltd.	Gross average method	”
POSCO Vietnam Processing Center Co., Ltd.	Specific identification method	”
Suzhou POSCORE	Moving-average method	”

(1)	Specific identification method is used for materials-in-transit.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2007 and 2006, consist of the following:

	Annual Interest
	Rate (%)	2007		2006
	(In millions of Korean won)

Cash and cash equivalents
Cash on hand and bank deposits	0.00 ~2.00	~~W~~	95,292	~~W~~	19,925
Checking accounts	—		16,103		4,123
Corporate bank deposits	0.00 ~6.25		558,267		18,541
Time deposits in foreign currency and others	2.02 ~5.05		286,679		567,333
Maintained by overseas affiliates	0.00 ~12.00		336,487		326,498

			1,292,828		936,420
Less : Government grants			(247)		(131)

		~~W~~	1,292,581	~~W~~	936,289

Short-term financial instruments
Time deposits	1.00 ~6.50	~~W~~	839,257	~~W~~	473,710
Installment accounts	3.00 ~4.50		160		1,534
Specified money in trust	5.00 ~6.25		3,002		20,447
Certificates of deposit	5.20 ~7.06		769,430		199,000
Commercial papers	5.91 ~5.91		14,587		20,220
Others	0.50 ~7.06		54,902		127,591
Maintained by overseas affiliates	2.25 ~8.50		61,741		24,808

		~~W~~	1,743,079	~~W~~	867,310

Long-term financial instruments
Installment accounts	5.00 ~6.00	~~W~~	16,952	~~W~~	11,212
Guarantee deposits for opening accounts	—		113		116
Others	—		—		1,011

		~~W~~	17,065	~~W~~	12,339

As of December 31, 2007, the Company’s financial assets amounting to ~~W~~10,185 million (2006: ~~W~~18,138 million) are pledged as collaterals and accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collaterals include short-term financial instruments amounting to ~~W~~4,932 million and ~~W~~5,565 million as of December 31, 2007 and 2006, respectively, and long-term financial instruments of ~~W~~8,013 million as of December 31, 2006, in relation to performance guarantee deposits, short-term borrowings and long-term debts, and others; short-term financial instruments amounting to ~~W~~5,140 million (2006: ~~W~~4,444 million) in relation to government-appropriated projects; and long-term financial instruments amounting to ~~W~~113 million (2006: ~~W~~116 million) in relation to maintaining deposits for opening checking accounts (Note 13).

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Trading Securities

Trading securities as of December 31, 2007 and 2006, are as follows:

	2007		2006
	(In millions of Korean won)

Beneficiary certificates	~~W~~	1,285,650	~~W~~	1,985,888
Corporate bond		—		14,118
Money market fund		1,289		641

	~~W~~	1,286,939	~~W~~	2,000,647

5.	Accounts and Notes Receivable, and Others

Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of December 31, 2007 and 2006, are as follows:

	2007		2006
	(In millions of Korean won)

Trade accounts and notes receivable	~~W~~	4,290,213	~~W~~	3,723,033
Less: Allowance for doubtful accounts		(254,417)		(231,214)
Present value discount		(194)		(159)

	~~W~~	4,035,602	~~W~~	3,491,660

Other accounts and notes receivable	~~W~~	248,601	~~W~~	285,919
Less: Allowance for doubtful accounts		(33,287)		(38,572)
Present value discount		(358)		(542)

	~~W~~	214,956	~~W~~	246,805

Long-term trade accounts and notes receivable	~~W~~	58,411	~~W~~	57,567
Less: Allowance for doubtful accounts		(16,187)		(9,901)
Present value discount		(2,305)		(3,319)

	~~W~~	39,919	~~W~~	44,347

Long-term loans receivable	~~W~~	43,201	~~W~~	62,814
Less: Allowance for doubtful accounts		(2,650)		(469)
Present value discount		(77)		(50)

	~~W~~	40,474	~~W~~	62,295

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Accounts stated at present value under long-term deferred payment and others included as part of accounts and notes receivable, and others as of December 31, 2007, are as follows:

	Face		Present Value		Book		Maturity	Discount
	Value		Discount		Value		Date	Rate (%)
	(In millions of Korean won)

Other accounts receivable Tawryu Construction Co., Ltd.	~~W~~	9,418	~~W~~	114	~~W~~	9,304	2008	5.00
BNG Steel Co., Ltd.		10,000		747		9,253	2009	5.60

	~~W~~	19,418	~~W~~	861	~~W~~	18,557

Long-term loans receivable Oh Sehwan and others	~~W~~	306	~~W~~	41	~~W~~	265	2017	7.50
Riviera C.C		260		36		224	2011	3.70

	~~W~~	566	~~W~~	77	~~W~~	489

Long-term trade accounts receivable BNG Steel Co., Ltd.(1)	~~W~~	28,259	~~W~~	3,037	~~W~~	25,222	20082009	8.60
Others		27,888		2,499		25,389	20102016	4.706.50

	~~W~~	56,147	~~W~~	5,536	~~W~~	50,611

(1)	The Company provides allowance for bad debts on present value discounts incurred from restructured receivables under work-out plans.

The Company computed discounts on account receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end.

Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 are as follows:

			Additions
	Balance at		Charged to		Change in				Balance at
	Beginning of		Costs and		Scope of				the End of
Description	Period		Expenses		Consolidation		Deductions(1)		Period
	(In millions of Korean Won)

Year ended December 31, 2007:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts	~~W~~	367,237	~~W~~	37,237	~~W~~	—	~~W~~	62,708	~~W~~	341,766
Year ended December 31, 2006:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		263,111		173,931		—		69,805		367,237
Year ended December 31, 2005:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		158,944		115,865		11		11,709		263,111

(1)	Deduction for allowance for doubtful accounts includes amount written off as uncollectible and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Inventories

Inventories as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Finished goods	~~W~~	1,003,788	~~W~~	844,790
By-products		24,983		30,795
Semi-finished goods		1,386,307		893,359
Raw materials		1,177,880		1,113,870
Fuel and materials		520,882		395,331
Materials-in-transit		786,278		716,271
Others		1,898		23,789

	~~W~~	4,902,016	~~W~~	4,018,205

7.	Investment Securities

Long-term portion of investment securities as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Available-for-sale securities	~~W~~	4,511,569	~~W~~	2,848,226
Held-to-maturity securities		62,542		110,326
Equity-method investments		604,612		206,503

	~~W~~	5,178,723	~~W~~	3,165,055

Available-for-Sale Securities

Available for sale securities as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Current portion of available-for-sale securities Investments in bonds	~~W~~	32,113	~~W~~	13,375

Available-for-sale securities
Marketable equity securities		3,888,043		2,337,984
Non-marketable equity securities		599,414		459,188
Investments in bonds		3,762		35,581
Equity investments		20,350		15,473

		4,511,569		2,848,226

	~~W~~	4,543,682	~~W~~	2,861,601

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in marketable equity securities as of December 31, 2007 and 2006, are as follows:

	2007						2006
	Number of	Percentage of	Acquisition		Book		Book
	Shares	Ownership (%)	Cost		Value(1)		Value
	(In millions of Korean won)

Hanil Iron & Steel Co., Ltd.	206,798	10.14	~~W~~	2,413	~~W~~	5,811	~~W~~	4,435
HI Steel Co., Ltd.	135,357	9.95		1,609		2,430		2,166
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		8,230		2,395
Hana Financial Group Inc.	4,663,776	2.20		29,998		235,054		228,058
SK Telecom Co., Ltd.(2)	4,241,411	5.22		1,197,441		1,061,740		931,735
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		2,831		1,025
Nippon Steel Corporation	238,352,000	3.50		719,622		1,374,491		1,117,010
Korea Line Corp.	217,373	2.17		8,067		35,867		10,760
Hyundai Heavy Industries	1,477,000	1.94		343,505		653,572		—
Shinhan Financial Group Inc.	3,815,676	1.00		219,467		204,139		—
SeAH Steel Corp.	540,000	10.11		18,792		26,028		—
Thainox Stainless Public Company	1,200,000,000	15.00		42,301		46,243		—
Union Steel Co., Ltd.	1,005,000	9.80		40,212		23,618		—
MML	40,000,000	11.07		14,811		114,212		—
FUELCELL energy, inc.	3,822,630	5.61		27,141		35,577		—
Others				39,080		58,200		40,400

			~~W~~	2,711,958	~~W~~	3,888,043	~~W~~	2,337,984

(1)	Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for under accumulated other comprehensive income in the consolidated balance sheets.

(2)	The 1,899,840 SK Telecom Co., Ltd. shares have been placed as a collateral for exchangeable bonds (Note 13).

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in non-marketable equity securities as of December 31, 2007 and 2006, are as follows:

	2007						2006
	Number of	Percentage of	Acquisition		Book		Book
	Shares	Ownership (%)	Cost		Value		Value
	(In millions of Korean won)

Hankyung Shinmun Co., Ltd.	28,728	0.15	~~W~~	309	~~W~~	309	~~W~~	309
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		780		780
Jeonnam Pro Football Co., Ltd.	19,799	13.20		99		99		99
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		8,930		8,930
The Korea Metal Journal Co., Ltd.	2,000	2.67		20		20		20
Pohang Steelers Co., Ltd.	40,000	16.67		200		200		200
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,000		3,000
Poshome Co., Ltd.	10,000	3.69		50		50		50
LG Powercom Corporation(1)	6,300,000	5.00		246,000		93,398		106,845
The Seoul Shinmun Co., Ltd.	1,614,000	19.40		7,479		—		—
ESCO Professionals, Ltd.	4,210	7.02		21		21		21
TFS Global Co., Ltd.	5,290	8.82		26		26		26
The Siam United Steel	11,071,000	12.30		34,658		34,658		34,658
Global Unity Ltd.	70,649	13.33		710		710		710
PT. POSNESIA Stainless Steel Industry(4)	29,610,000	70.00		9,474		1,567		1,567
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.(3)	—	—		—		—		26,803
CTA Co., Ltd.	73,390	14.68		37		37		37
Woori DCI Co., Ltd.	5,653	18.84		28		28		28
RCC Co., Ltd.	9,053	18.11		45		45		45
Myanmar- POSCO Steel Co., Ltd.(5)	—	—		—		—		3,717
Nickel Mining Company SAS(3)	—	—		—		—		28
Wuhan Excellent Steel Center(2)	—	5.00		432		432		432
POSCO Steel Processing Center Co., Ltd. (POSK-PPC)(2),(4)	—	20.00		1,869		1,869		928
POSWITH Co., LTD(4)	320,000	100.00		1,600		1,600		—
MTS Korea Co., Ltd.	11,076	18.46		55		55		—
Korea ST Co., Ltd.	796,000	19.90		13,930		13,930		—
POSCO Poland Steel Processing Center (POS-PPC)(4)	30,000	30.00		3,803		3,803		—
POSCO-SAMSUNG-SUZHOU Processing Center (POSS-SZPC)(2),(4)	—	30.00		1,608		1,608		—
POSCO (Chongqing) Automotive Processing Center (POS-CPC)(2),(4)	—	90.00		6,201		6,201		—
POSCO Mexico Human Tech(2),(4)	—	100.00		3		3		—
POSCO-SAMSUNG-Slovakia Processing Center (POSS-SLPC)(2),(4)	—	30.00		1,794		1,794		—
Europe Steel Distribution Center (POS-ESDC, Logistics, Trading and Investment d.o.o)(2),(4)	—	50.00		1,893		1,893		—
HAMOS(2),(4)	—	20.00		998		998		—
Incheon International Airport Railroad Co., Ltd.(1)	22,101,940	11.96		110,510		179,026		110,510
Busan-Gimhae Light Rail Transit Co., Ltd.(4)	3,590,720	20.85		17,954		17,954		17,954
Seoul Metro Line Nine Corporation	3,405,812	19.98		17,030		17,030		8,515
Hankuk Leisure Co., Ltd.	839,964	16.42		8,627		8,627		8,476
Vectus Limited(4)	2,211,837	99.59		7,011		7,006		4,219
U-space Co., Ltd.	2,800,000	10.00		14,000		14,000		—
Daejeon Cogeneration Plant Co., Ltd.(1)	752,400	19.80		3,762		11,196		—
Shinbundang Railroad Co., Ltd	2,061,000	6.73		10,305		10,305		—
Kenertec Co., Ltd.(2)	—	—		10,000		10,000		—
EcoTown	1,596,000	19.00		7,980		7,980		—
Pohang Youngil New Port	1,123,200	7.20		5,616		5,616		—
Gyeong Su Highway Corp	992,000	4.52		4,960		4,960		—
Others				105,006		127,650		120,281

			~~W~~	668,813	~~W~~	599,414	~~W~~	459,188

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(1)	The fair values of LG Powercom Corporation and two other investees were based on the valuation report of a public rating services company. Investments without an objective fair value were recorded as acquisition costs, except for LG Powercom Corporation and two other investees.

(2)	No shares have been issued in accordance with the local laws or regulations.

(3)	The investments in these entities are reclassified from available-for-sale securities to equity-method investments in 2007.

(4)	Investees under liquidation, or in possession of total assets of less than ~~W~~7,000 million as of December 31, 2007, were excluded from the equity method investments.

(5)	The entity is a consolidated subsidiary in 2007.

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the accumulated other comprehensive income. The movements of such differences for the years ended December 31, 2007 and 2006, are as follows:

	2007						2006
	Beginning		Increase		Ending		Beginning		Increase		Ending
	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
	(In millions of Korean won)

Marketable equity securities
SK Telecom Co., Ltd.	~~W~~	(185,185)	~~W~~	86,802	~~W~~	(98,383)	~~W~~	(352,910)	~~W~~	167,725	~~W~~	(185,185)
Hana Financial Group Inc.		143,594		5,072		148,666		132,918		10,676		143,594
Moonbae Steel Co., Ltd.		(865)		4,230		3,365		(496)		(369)		(865)
Hanil Iron & Steel Co., Ltd.		1,467		997		2,464		1,039		428		1,467
HI Steel Co., Ltd.		404		191		595		404		—		404
Korea Line Corporation		1,952		18,203		20,155		(1,783)		3,735		1,952
Nippon Steel Corporation		412,453		62,327		474,780		180,562		231,891		412,453
Hyundai Heavy Industries		—		224,798		224,798		—		—		—
SeAH Steel Corp.		—		5,246		5,246		—		—		—
Thainox Stainless Public Company Limited		—		2,858		2,858		—		—		—
Shinhan Financial Group Inc.		—		(11,114)		(11,114)		—		—		—
Dong Yang Steel Pipe Co., Ltd.		(2,092)		1,310		(782)		(2,041)		(51)		(2,092)
Union Steel Co., Ltd.		—		(12,031)		(12,031)		—		—		—
Others		11,550		97,668		109,218		6,755		4,795		11,550

		383,278		486,557		869,835		(35,552)		418,830		383,278

Non-marketable equity securities
LG Powercom Corporation		(100,887)		8,573		(92,314)		(115,813)		14,926		(100,887)
Others		(618)		3,581		2,963		670		(1,288)		(618)

		(101,505)		12,154		(89,351)		(115,143)		13,638		(101,505)

	~~W~~	281,773	~~W~~	498,711	~~W~~	780,484	~~W~~	(150,695)	~~W~~	432,468	~~W~~	281,773

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in bonds as of December 31, 2007 and 2006, are as follows:

	2007					2006
		Acquisition		Book		Book
	Maturity	Cost		Value		Value
	(In millions of Korean won)

Government bonds	Less than 1 year	~~W~~	4,694	~~W~~	4,694	~~W~~	—
	1-5 years		76		76		1
	5-10 years		48		48		—
Others	Less than 1 year		27,000		27,419		13,375
	1-5 years		4,118		3,638		35,580

			35,936		35,875		48,956
Less: Current portion			(31,694)		(32,113)		(13,375)

		~~W~~	4,242	~~W~~	3,762	~~W~~	35,581

Equity investments as of December 31, 2007 and 2006, are as follows:

	2007				2006
	Acquisition		Book		Book
	Cost		Value		Value
	(In millions of Korean won)

Contractor financial fund	~~W~~	12,673	~~W~~	15,635	~~W~~	12,284
Software financial fund and others		4,694		4,715		3,189

	~~W~~	17,367	~~W~~	20,350	~~W~~	15,473

Details of gross unrealized gains and losses on available-for-sale securities for the years ended December 31, 2007 and 2006 are as follows:

	2007								2006
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost		Gains		Losses		Value		Cost		Gains		Losses		Value
	(In millions of Korean Won)

Government and municipal bonds	~~W~~	4,818	~~W~~	—	~~W~~	—	~~W~~	4,818	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	1
Other bonds		31,118		419		(480)		31,057		48,452		503		—		48,955

		35,936		419		(480)		35,875		48,453		503		—		48,956

Marketable equity securities		2,711,958		1,357,567		(181,482)		3,888,043		1,806,004		794,156		(262,176)		2,337,984
Non-Marketable equity securities		668,813		123,409		(192,808)		599,414		599,195		—		(140,007)		459,188

	~~W~~	3,416,707	~~W~~	1,481,395	~~W~~	(374,770)	~~W~~	4,523,332	~~W~~	2,453,652	~~W~~	794,659	~~W~~	(402,183)	~~W~~	2,846,128

For the years ended December 31, 2007, 2006 and 2005, proceeds from sales of available-for-sale securities amounted to ~~W~~9,412 million, ~~W~~145,990 million and ~~W~~347,987 million, respectively. Gross realized gains and losses amounted to ~~W~~907 million and nil, respectively, for the year ended December 31, 2007.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Held-To-Maturity Securities

Held-to-maturity securities as of December 31, 2007 and 2006, are as follows:

		2007				2006
		Acquisition		Book		Book
	Maturity	Cost		Value		Value
	(In millions of Korean won)

Current portion of held-to-maturity securities Government bonds	Less than 1	~~W~~	192,366	~~W~~	192,393	~~W~~	153,476

Held-to-maturity securities	1-5 years		31,624		31,635		79,854
Government bonds	5-10 years		30,892		30,907		30,472

			62,516		62,542		110,326

		~~W~~	254,882	~~W~~	254,935	~~W~~	263,802

The Company provided national treasury bonds, amounting to ~~W~~29,630 million, and certain government and municipal bonds, amounting to ~~W~~1,810 million, to the Gyeongsangbuk-do provincial office as a performance guarantee in relation to the development of a waste disposal area.

Equity-Method Investments

Equity-method investees as of December 31, 2007 and 2006, are as follows:

	Number of	Percentage of	Acquisition		Net		Book Value
	Shares Owned	Ownership (%)	Cost		Asset(1)		2007		2006
	(In millions of Korean won)

Investee
KOBRASCO	2,010,719,185	50.00	~~W~~	32,950	~~W~~	85,021	~~W~~	41,143	~~W~~	32,622
POS-OPC Co., Ltd. (Fujiura Butsuryu Center Co., Ltd.)(3)	—	—		—		—		—		835
USS-POSCO Industries(2)	—	50.00		241,098		124,222		59,771		49,380
Poschrome (Proprietary) Limited	21,675	25.00		4,859		26,720		5,165		4,826
Guangdong Xingpu Steel Center Co., Ltd.(2)	—	21.00		1,852		14,928		3,026		2,487
POS-Hyundai Steel Manufacturing India Private Limited	6,919,400	29.50		3,136		13,644		4,025		2,780
eNtoB Corporation	860,000	26.88		4,900		24,169		6,149		4,399
POSVINA Co., Ltd.(2)	—	50.00		1,527		4,529		2,192		2,066
Posmmit Steel Centre SDN BHD(3)	—	—		—		—		—		3,891
PT POSMI Steel Indonesia	4,772	37.87		1,467		8,380		3,177		3,205
MIDAS Information Technology Co., Ltd.	866,190	25.46		433		20,957		5,321		4,292
CAML Resources Pty Ltd	3,239	33.34		40,388		43,912		28,155		37,717
Nickel Mining Company SAS	3,234,698	49.00		157,585		409,431		200,622		—
SNNC Co., Ltd.	18,130,000	49.00		90,650		182,209		87,762		18,816
Henan Tsingpu Ferro Alloy Co., Ltd.(2)	—	49.00		8,846		15,827		8,470		—
Zhongyue POSCO(Qinhuangdao)	—	34.00		9,516		29,672		10,043		—
Tinplate Industrial Co., Ltd.(2)
BX Steel POSCO Cold Rolled	—	25.00		61,961		207,462		66,782		—

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Number of	Percentage of	Acquisition		Net		Book Value
	Shares Owned	Ownership (%)	Cost		Asset(1)		2007		2006
	(In millions of Korean won)

Sheet Co., Ltd.
Songdo New City Development Inc.(2),(4)	—	29.90		6,674		(132,596)		—		—
Gale International Korea, Inc.	4,265	29.90		21		38,560		11,385		2,070
An Khanh New City Development(2)	—	50.00		11,359		21,787		10,893		—
Chungju enterprise City	2,008,000	25.10		10,040		38,150		9,576		—
POSCO Bioventures, L.P.(2)	—	100.00		46,102		35,190		35,190		33,931
Liaoning Rongyuan POSCO Refractories Co., Ltd.(2)	—	35.00		1,125		4,203		1,380		—
Hubei Huaerliang POSCO Silicon	—	30.00		3,236		14,609		4,385		3,186

Science & Technology Co., Ltd.(2)			~~W~~	739,725	~~W~~	1,230,986	~~W~~	604,612	~~W~~	206,503

(1)	Due to the delay in the closing of the December 31, 2007 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available December 31, 2007 financial information, which has not been audited or reviewed.

(2)	No shares have been issued in accordance with the local laws and regulations.

(3)	POS-OPC Co., Ltd. and POSMMIT Steel Centre SDN BHD are consolidated in 2007 and excluded from the equity-method investments.

(4)	The equity method of accounting has been suspended for investment in Songdo New City Development Inc. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interest in Songdo New City Development Inc. in 2007 amounted to ~~W~~884 million and the accumulated unrecorded changes in equity interest through 2006 amounted to ~~W~~38,666 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Details of equity method valuation for the years ended December 31, 2007 and 2006, are as follows:

			Earnings
			(Losses) of		Other		As of
	As of January 1,		Equity Method		Increase		December 31,
	2007		Investees		(Decrease)(1)		2007
	(In millions of Korean won)

Investee
KOBRASCO	~~W~~	32,622	~~W~~	18,947	~~W~~	(10,426)	~~W~~	41,143
POS-OPC Co., Ltd.(Fujiura Butsuryu Center Co., Ltd.)		835		—		(835)		—
USS-POSCO Industries		49,380		(10,096)		20,487		59,771
Poschrome (Proprietary) Limited		4,826		2,793		(2,454)		5,165
Guangdong Xingpu Steel Center Co., Ltd.		2,487		319		220		3,026
POS-Hyundai Steel Manufacturing India Private Limited		2,780		827		418		4,025
eNtoB Corporation		4,399		488		1,262		6,149
POSVINA Co., Ltd.		2,066		172		(46)		2,192
Posmmit Steel Centre SDN BHD		3,891		—		(3,891)		—
PT POSMI Steel Indonesia		3,205		(65)		37		3,177
MIDAS Information Technology Co., Ltd.		4,292		1,002		27		5,321
Posco Power Co., Ltd.		—		—		—		—
CAML Resources Pty Ltd		37,717		(11,500)		1,938		28,155
Nickel Mining Company		—		32,229		168,393		200,622
SNNC Co., Ltd.		18,816		(2,637)		71,583		87,762
Henan Tsingpu Ferro Alloy Co., Ltd.		—		(1,489)		9,959		8,470
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.		—		(216)		10,259		10,043
BX Steel POSCO Cold Rolled Sheet Co., Ltd.		—		2,213		64,569		66,782
Songdo New City Development Inc.		—		—		—		—
Gale International Korea, Inc.		2,070		11,408		(2,093)		11,385
AN KHANH NEW CITY DEVELOPMENT		—		(353)		11,246		10,893
Chungju enterprise City		—		(464)		10,040		9,576
POSCO BioVentures, L.P.		33,931		(1,066)		2,325		35,190
Liaoning Rongyuan POSCO Refractories Co., Ltd.		—		252		1,128		1,380
Hubei Huaerliang POSCO Silicon		3,186		913		286		4,385
Science & Technology Co., Ltd.
Sozhou POSCORE(2)		—		(1,043)		1,043		—

	~~W~~	206,503	~~W~~	42,634	~~W~~	355,475	~~W~~	604,612

(1)	Other increase or decrease represents the changes in investment securities due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

(2)	The entity is included in the scope of consolidation in 2007. The loss of equity method investee was incurred before acquisition.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

			Earnings
			(Losses) of			Other
	January 1,		Equity Method			Increase	December 31,
	2006		Investees			(Decrease)(1)	2006
	(In millions of Korean won)

Investee
KOBRASCO	~~W~~	30,268	~~W~~	21,831	~~W~~	(19,477)	~~W~~	32,622
POS-OPC Co. Ltd.(Fujiura Butsuryu Center Co. Ltd.)		824		105		(94)		835
USS-POSCO Industries		61,707		8,469		(20,796)		49,380
Poschrome (Proprietary) Limited		6,153		1,481		(2,808)		4,826
Guangdong Xingpu Steel Center Co., Ltd.		2,985		(342)		(156)		2,487
POS-Hyundai Steel Manufacturing India Private Limited		2,229		677		(126)		2,780
eNtoB Corporation		4,188		211		—		4,399
POSVINA Co., Ltd.		1,593		975		(502)		2,066
Posmmit Steel Centre Sdn Bhd		3,212		737		(58)		3,891
PT POSMI Steel Indonesia		1,746		(78)		1,537		3,205
MIDAS Information Technology Co., Ltd.		3,227		1,255		(190)		4,292
Posco Power Co., Ltd.		290,255		1,580		(291,835)		—
CAML Resources Pty Ltd		38,673		1,335		(2,291)		37,717
POSCO Bioventures. LP		33,716		4,521		(4,306)		33,931
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		3,412		(50)		(176)		3,186
SNNC Co., Ltd.		—		(252)		19,068		18,816
Gale International Korea, Inc.		—		3,970		(1,900)		2,070

	~~W~~	484,188	~~W~~	46,425	~~W~~	(324,110)	~~W~~	206,503

(1)	Other increase or decrease represents the changes in investment securities due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Details on the elimination of unrealized gain or loss from inter-company transactions for the years ended December 31, 2007 and 2006, are as follows:

	2007						2006
			Property, Plant						Property, Plant
			and Equipment,						and Equipment,
			and Intangible						and Intangible
	Inventories		Assets		Total		Inventories		Assets		Total
	(In millions of Korean won)

Investee
KOBRASCO	~~W~~	3,000	~~W~~	—	~~W~~	3,000	~~W~~	5,370	~~W~~	—	~~W~~	5,370
POS-OPC Co., Ltd.(Fujiura Butsuryu Center Co., Ltd.)		—		—		—		18		—		18
USS-POSCO Industries		8,558		—		8,558		1,433		—		1,433
Poschrome (Proprietary) Limited		(615)		—		(615)		(63)		—		(63)
Guangdong Xingpu Steel Center Co., Ltd.		254		—		254		(358)		—		(358)
eNtoB Corporation		(340)		(18)		(358)		37		(6)		31
POSVINA Co., Ltd.		14		—		14		777		—		777
Posmmit Steel Centre SDN BHD		—		—		—		306		—		306
PT POSMI Steel Indonesia		125		—		125		(57)		—		(57)
MIDAS Information Technology Co., Ltd.		—		(13)		(13)		—		(8)		(8)
SNNC Co., Ltd.		—		(1,709)		(1,709)		—		—		—
Henan Tsingpu Ferro Alloy Co., Ltd.		127		—		127		—		—		—

	~~W~~	11,123	~~W~~	(1,740)	~~W~~	9,383	~~W~~	7,463	~~W~~	(14)	~~W~~	7,449

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investees for the years ended December 31, 2007 and 2006, are as follows:

	January 1,		Increase		Amortization		December 31,		Increase		Amortization		December 31,
	2006		(Decrease)(1)		(Recovery)		2006		(Decrease)(1)		(Recovery)		2007
	(In millions of Korean won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	670	~~W~~	80	~~W~~	590
POSMMIT Steel Centre SDN BHD		39		—		20		19		(19)		—		—
PT POSMI Steel Indonesia		354		49		182		221		—		187		34
POSCO Power Corp.		65,804		(62,148)		3,656		—		—		—		—
CAML Resources Pty. Ltd.		25,042		—		5,763		19,279		—		5,764		13,515
SNNC Co., Ltd.		—		—		—		—		209		21		188
BX Steel POSCO Cold Rolled Sheet Co., Ltd.		—		—		—		—		13,363		1,114		12,249

	~~W~~	91,239	~~W~~	(62,099)	~~W~~	9,621	~~W~~	19,519	~~W~~	14,223	~~W~~	7,166	~~W~~	26,576

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(1)	Increase or decrease mainly relates to the change in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investees resulting from additional investments.

8.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Buildings and structures	~~W~~	7,004,719	~~W~~	6,308,203
Machinery and equipment		27,312,692		24,280,940
Vehicles		196,939		201,878
Tools		425,335		402,294
Furniture and fixtures		258,670		257,624
Financial lease asset		11,466		—

		35,209,821		31,450,939
Less: Accumulated depreciation		(22,318,851)		(20,804,990)
Less: Government Subsidy		(2,271)		—

		12,888,699		10,645,949

Land		1,509,189		1,311,755
Less: Accumulated impairment loss		—		—

		1,509,189		1,311,755

Construction-in-progress		1,183,877		2,685,416
Less: Accumulated impairment loss		—		—

		1,183,877		2,685,416

	~~W~~	15,581,765	~~W~~	14,643,120

The value of land based on the posted price issued by the Korean tax authority amounted to ~~W~~3,481,264 million as of December 31, 2007 (2006: ~~W~~3,320,047 million).

As of December 31, 2007, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~8,876,226 million (2006: ~~W~~9,728,538 million). In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of their property, plant and equipment, and increased the related amount of assets by ~~W~~3,942 billion as of December 31, 2000, the latest revaluation date. The revaluation surplus amounting to ~~W~~3,225 billion, net of related tax and transfers to capital stock, was credited to capital surplus, a component of shareholders’ equity (Note 18).

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee to cease the construction on the No. 2 Minimill in April 2002, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. As of June, 2006, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for US$96 million. The book values of property, plant and equipment held for sale amounted to ~~W~~69,633 million and are classified as other investment assets as of December 31, 2007.

The Company’s expenditures in relation to construction-in-progress for the establishment of Gwangyang No. 2 Talinlo business operations and other projects amounted to ~~W~~2,937,680 million for the year ended December 31, 2007.

The changes in the carrying value of property, plant and equipment for the year ended December 31, 2007, are as follows:

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition(1)		Disposal		Depreciation(3)		Others(2)			Transactions	Balance
	(In millions of Korean won)

Land	~~W~~	1,311,755	~~W~~	67,228	~~W~~	2,462	~~W~~	—	~~W~~	132,742	~~W~~	(74)	~~W~~	1,509,189
Buildings		2,400,099		366,769		16,560		193,798		232,302		(165,788)		2,623,024
Structures		1,366,558		361,420		10,862		122,054		29,130		(77,376)		1,546,816
Machinery and equipment		6,674,178		3,391,203		370,812		1,585,314		976,260		(558,966)		8,526,549
Vehicles		44,101		12,442		8,382		15,832		6,149		(1,532)		36,946
Tools		84,134		32,598		5,262		43,284		8,565		(1,368)		75,383
Furniture and fixtures		76,879		10,184		8,623		35,858		30,966		(4,396)		69,152
Financial Lease assets		—		11,466		—		637		—		—		10,829
Construction-in-progress		2,685,416		2,937,680		73,678		—		(4,174,278)		(191,263)		1,183,877

	~~W~~	14,643,120	~~W~~	7,190,990	~~W~~	496,641	~~W~~	1,996,777	~~W~~	(2,758,164)	~~W~~	(1,000,763)	~~W~~	15,581,765

The changes in the carrying value of property, plant and equipment for the year ended December 31, 2006, were as follows:

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition(1)		Disposal		Depreciation(3)		Others(2)			Transactions	Balance
	(In millions of Korean won)

Land	~~W~~	1,202,734	~~W~~	56,561	~~W~~	10,116	~~W~~	—	~~W~~	62,639	~~W~~	(63)	~~W~~	1,311,755
Buildings		2,268,834		314,727		7,770		175,188		165,398		(165,902)		2,400,099
Structures		1,246,290		175,023		3,569		110,623		136,735		(77,298)		1,366,558
Machinery and equipment		4,866,840		2,873,485		31,762		1,394,402		886,787		(526,770)		6,674,178
Vehicles		30,429		28,597		647		16,760		4,737		(2,255)		44,101
Tools		101,568		36,409		415		52,247		790		(1,971)		84,134
Furniture and fixtures		72,176		38,907		678		29,346		1,028		(5,208)		76,879
Construction-in-progress		2,482,839		3,346,112		441,589		—		(2,568,247)		(133,699)		2,685,416

	~~W~~	12,271,710	~~W~~	6,869,821	~~W~~	496,546	~~W~~	1,778,566	~~W~~	(1,310,133)	~~W~~	(913,166)	~~W~~	14,643,120

(1)	Includes asset transfer from construction-in-progress.

(2)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation.

(3)	Includes depreciation expense of idle property.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a Ro-Ro (roll-on roll-off) ship for transporting plates. As of December 31, 2007, the book value of the assets and minimal lease expense are follows:

	2007
	(In millions of
	Korean won)

Financial lease assets	~~W~~	11,466
Less: Accumulated depreciation		(637)

Net book value	~~W~~	10,829

	Minimal
	Lease
	Expense

Less 1 year	~~W~~	771
1 5 years		4,421
Over 5 years		5,536

9.	Intangible Assets

Intangible assets, net of accumulated amortization, as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Goodwill	~~W~~	75,556	~~W~~	90,105
Negative goodwill		(1,243)		(1,388)
Intellectual property rights		1,811		1,221
Land usage rights		13,100		23,439
Development costs		91,965		67,862
Port facilities usage rights		130,234		112,102
Long-term electricity supply contract rights		61,857		68,544
Other intangible assets(1)		197,499		195,197

	~~W~~	570,779	~~W~~	557,082

(1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and the process innovation as other intangible assets.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The changes in the carrying value of intangible assets for the year ended December 31, 2007, are as follows:

											Elimination of
	Beginning						Amortization				Intercompany		Ending
	Balance		Acquisition		Disposal		(Recovery)		Others(1)		Transactions		Balance
	(In millions of Korean won)

Goodwill	~~W~~	90,105	~~W~~	7,698	~~W~~	—	~~W~~	22,247	~~W~~	—	~~W~~	—	~~W~~	75,556
Negative goodwill		(1,388)		—		—		(406)		(261)		—		(1,243)
Intellectual property rights		1,221		3,260		—		1,067		(1,603)		—		1,811
Land usage rights		23,439		—		386		1,200		(8,753)		—		13,100
Development costs		67,862		42,749		75		14,684		(3,469)		(418)		91,965
Port facilities usage rights		112,102		37,153		—		18,658		(1)		(362)		130,234
Long-term electricity supply contract rights		68,544		—		—		6,687		—		—		61,857

Other intangible assets		195,197		62,411		132		70,427		15,034		(4,584)		197,499

	~~W~~	557,082	~~W~~	153,271	~~W~~	593	~~W~~	134,564	~~W~~	947	~~W~~	(5,364)	~~W~~	570,779

The changes in the carrying value of intangible assets for the year ended December 31, 2006, were as follows:

											Elimination of
	Beginning						Amortization				Intercompany		Ending
	Balance		Acquisition		Disposal		(Recovery)		Others(1)		Transactions		Balance
	(In millions of Korean won)

Goodwill	~~W~~	—	~~W~~	100,088	~~W~~	—	~~W~~	9,983	~~W~~	—	~~W~~	—	~~W~~	90,105
Negative goodwill		(1,794)		—		—		(406)		—		—		(1,388)
Intellectual property rights		1,394		50		9		230		16		—		1,221
Land usage rights		43,422		2,503		21,571		195		(720)		—		23,439
Development costs		47,299		3,527		418		5,025		22,870		(391)		67,862
Port facilities usage rights		127,258		3,272		—		18,429		1		—		112,102
Long-term electricity supply contract rights		—		73,559		—		5,015		—		—		68,544
Other intangible assets		236,130		58,057		650		66,340		(25,969)		(6,031)		195,197

	~~W~~	453,709	~~W~~	241,056	~~W~~	22,648	~~W~~	104,811	~~W~~	(3,802)	~~W~~	(6,422)	~~W~~	557,082

(1)	Includes transfers of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.

The amortization expense for the years ended December 31, 2007 and 2006, was classified under the following:

	2007		2006
	(In millions of
	Korean won)

Cost of goods sold	~~W~~	77,911	~~W~~	71,880
Selling and administrative expenses		56,653		45,124

	~~W~~	134,564	~~W~~	117,004

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The list of significant intangible assets follows:

						Remaining
						Estimated
Account		2007		2006		Useful Life

Goodwill	Excess investment amount over fair value in POSCO Power Co., Ltd.	~~W~~	68,894	~~W~~	90,105	3 years
Port facilities usage rights	Usage right of Masan circulation base		24,742		26,624	13 years
Other intangible assets	Pohang/Gwangyang MES		30,719		69,621	1 years

The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:

	(In millions of Korean won)

2008	~~W~~	113,329
2009		77,741
2010		68,853
2011		49,903
2012		19,334

	~~W~~	329,160

10.	Research and Development Costs, and Others

For the year ended December 31, 2007, the Company expensed research and development costs amounting to ~~W~~343,076 million (2006: ~~W~~325,040 million), charging ~~W~~290,230 million (2006: ~~W~~271,005 million) to cost of goods sold, and ~~W~~52,846 million (2006: ~~W~~54,035 million) to selling and administrative expenses.

11.	Other Assets

Other assets as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Other current assets
Short-term loans receivable (Notes 28)	~~W~~	54,985	~~W~~	34,071
Accrued income		53,600		74,037
Advance payments		373,167		263,623
Prepaid expenses		58,319		18,285
Others		86,237		72,048

		626,308		462,064
Less: Allowance for doubtful accounts		(34,436)		(70,951)

	~~W~~	591,872	~~W~~	391,113

Other long-term assets
Other investment assets (Notes 5 and 8)	~~W~~	116,409	~~W~~	135,406
Less: Allowance for doubtful accounts		(789)		(34,646)
Present value discount		(503)		(112)

	~~W~~	115,117	~~W~~	100,648

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

12.	Short-Term Borrowings

Short-term borrowings as of December 31, 2007 and 2006, consist of the following:

	Annual Interest
Financial Institutions	Rate (%)	2007		2006
	(In millions of Korean won)

Won currency borrowings
Shinhan Bank and others	0.8 ~ 6.49	~~W~~	247,598	~~W~~	111,394

Foreign currency borrowings
Yamaguchi Bank and others	4.90		8,110		24,029
Shinhan Bank and others	0.35 ~ 17.00		1,316,312		1,103,326

			1,324,422		1,127,355

		~~W~~	1,572,020	~~W~~	1,238,749

13.	Long-Term Debts

Current portion of long-term debts as of December 31, 2007 and 2006, consist of the following:

	Annual Interest
Financial Institutions	Rate (%)	2007		2006
	(In millions of Korean won)

Debentures
Domestic and foreign debentures	2.05 ~ 6.55	~~W~~	460,192	~~W~~	231,100
Less: Discount on debentures issued			(527)		(203)

			459,665		230,897

Won currency borrowings
Korea Exchange Bank and others	1.00-5.70		3,147		1,885
Foreign currency borrowings
Development Bank of Japan and others	1.00-4.60
			19,711		162,485

			22,858		164,370

Loans from foreign financial institutions
Sumitomo Bank and others	2.00
	LIBOR + 0.80		879		8,797

Lease obligation
HP Financial Services	5.00		—		348

		~~W~~	483,402	~~W~~	404,412

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Debentures as of December 31, 2007 and 2006, are as follow:

	Annual Interest
	Rate (%)	2007		2006
	(In millions of Korean won)

Domestic debentures	4.02 - 6.55	~~W~~	1,883,515	~~W~~	1,467,653
Samurai bonds	2.05		416,665		390,915
Euro bonds	5.88		281,460		278,880
Exchangeable bonds(1)	—		430,182		403,596
Float rating note	5.67		84,438		—

			3,096,260		2,541,044
Less: Current portion			(460,192)		(231,100)
Discount on debentures issued			(12,195)		(13,144)

		~~W~~	2,623,873	~~W~~	2,296,800

(1)	POSCO issued exchangeable bonds on August 20, 2003. They are exchangeable with 15,267,837 SK Telecom Co., Ltd. American Depository Receipts (ADRs). Details of exchangeable bonds are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,019/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date

On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus issued zero-coupon, exchangeable bonds amounting to JPY51,622 million which are fully and unconditionally guaranteed by POSCO and due in 2008. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs the holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between POSCO and Zeus is deemed a borrowing transaction under Korean generally accepted accounting principles. From 2004, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 1,830,726 ADRs which brought down the exchangeable bond price to JPY3,019/ADR.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Long-term borrowings as of December 31, 2007 and 2006, are as follows:

	Annual Interest
Financial Institutions	Rate (%)	2007		2006
	(In millions of Korean won)

Won currency borrowings
The Korea Resources Corporation and others	Representative	~~W~~	45,100	~~W~~	77,951
	Borrowing Rate(1) ~2.25
The Korea Development Bank and others	1.00 ~ 6.50		155,259		—
Less: Current portion			(3,147)		(1,885)

			197,212		76,066

Foreign currency borrowings(2)
Development Bank of Japan and others	1.08 ~ 6.65
			498,757		488,672
Less: Current portion			(19,711)		(162,485)

			479,046		326,187

Loans from foreign financial institutions
Natexis Banques Populaires	2.00		7,234		7,179
Sumitomo Bank and others(3)			—		28,067
Less: Current portion			(879)		(8,797)

			6,355		26,449

		~~W~~	682,613	~~W~~	428,702

(1)	The average yield of 3-year government bond is utilized for the annual interest rate calculation. The average yield of 3-year government bond is rounded off to the nearest 0.25%

(2)	Foreign currency borrowings include long-term borrowing amounting to ~~W~~957 million, the repayment of which depends on the result of the oil exploration in the Aral Sea in Uzbekistan with Korea National Oil Corporation.

(3)	The loans from Sumitomo Bank and others were scheduled to be redeemed until 2010, but the Company redeemed early during current year for the benefit of less interest expense.

Certain current assets, inventories, investments and property, plant and equipment are pledged as collaterals for the above borrowings.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Contractual maturities of long-term debts outstanding as of December 31, 2007, are as follows:

			Won				Loans from
			Currency		Foreign Currency		Foreign Financial
Year	Debentures		Borrowings		Borrowings		Institutions		Total
	(In millions of Korean won)

2008	~~W~~	460,192	~~W~~	3,147	~~W~~	19,711	~~W~~	879	~~W~~	483,929
2009		329,455		7,466		352,774		879		690,574
2010		178,488		17,597		117,826		879		314,790
2011		930,000		76,458		5,364		879		1,012,701
Thereafter		1,198,125		95,691		3,082		3,718		1,300,616

	~~W~~	3,096,260	~~W~~	200,359	~~W~~	498,757	~~W~~	7,234	~~W~~	3,802,610

Details of assets pledged as collaterals for short-term borrowings and long-term debts, as well as for performance guarantee, as of December 31, 2007 and 2006, are as follows:

	Beneficiaries	2007		2006
	(In millions of Korean won)

Land	Mizuho Bank and others	~~W~~	253,096	~~W~~	74,198
Buildings and structures	The Korea Development Bank and others		187,611		134,531
Machinery and equipment	The Korea Development Bank and others		392,230		461,413
Short-term and long-term financial instruments	The Korea Development Bank		4,000		5,600
Trade accounts and notes receivable	Mizuho Bank and others		47,268		44,445
Available-for-sale securities	Exchangeable bond holder		685,402		410,796
Held-to-maturity securities	Gyeongsangbuk-do provincial office		31,440		31,334

		~~W~~	1,601,047	~~W~~	1,162,317

Details of loans from foreign financial institutions guaranteed by a financial institution as of December 31, 2007 and 2006, are as follows:

	2007			2006
	Foreign	Won		Foreign	Won
Financial Institutions	Currency	Equivalent		Currency	Equivalent
	(In millions of Korean won)

Korea Development Bank	EUR 5,236,941	~~W~~	7,234	EUR 6,062,451	~~W~~	7,410

As of December 31, 2007, subsidiaries are provided with guarantees amounting to ~~W~~311,890 million from Seoul Guarantee Insurance Company for their contract commitments.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Accrued Severance Benefits

The changes in accrued severance benefits for the year ended December 31, 2007, are as follows:

	Beginning								Ending
	Balance		Increase		Decrease		Adjustments(1)		Balance
	(In millions of Korean won)

Accrued severance benefits	~~W~~	834,047	~~W~~	214,720	~~W~~	63,264	~~W~~	1,453	~~W~~	986,956
National Pension Fund		(2,385)		—		(181)		(71)		(2,275)
Group severance insurance deposits		(500,656)		(179,882)		(32,517)		(565)		(648,586)

	~~W~~	331,006	~~W~~	34,838	~~W~~	30,566	~~W~~	817	~~W~~	336,095

The changes in accrued severance benefits for the year ended December 31, 2006, were as follows:

	Beginning								Ending
	Balance		Increase		Decrease		Adjustments(1)		Balance
	(In millions of Korean won)

Accrued severance benefits	~~W~~	723,954	~~W~~	144,602	~~W~~	41,048	~~W~~	6,539	~~W~~	834,047
National Pension Fund		(2,515)		—		(218)		(88)		(2,385)
Group severance insurance deposits		(446,627)		(113,682)		(63,507)		(3,854)		(500,656)

	~~W~~	274,812	~~W~~	30,920	~~W~~	(22,677)	~~W~~	2,597	~~W~~	331,006

(1)	Includes foreign currency adjustments, changes in consolidation scope and others.

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

	(In millions of Korean won)

2008	~~W~~	26,655
2009		31,831
2010		45,263
2011		51,778
20122017		448,912

	~~W~~	604,439

The above amounts were determined based on the employee’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

15.	Other Liabilities

Other liabilities as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Other current liabilities
Advances received	~~W~~	405,548	~~W~~	405,450
Unearned revenue		1,725		2,648
Others		54,085		99,297

	~~W~~	461,358	~~W~~	507,395

Other long-term liabilities
Reserve for allowance	~~W~~	29,176	~~W~~	22,427
Others (Note 21)		205,682		125,759

	~~W~~	234,858	~~W~~	148,186

16.	Commitments and Contingencies

As of December 31, 2007, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

			Amount		Won
Grantors	Entity Being Guaranteed	Financial Institution	Guaranteed(1)		Equivalent
					(In millions)

POSCO	BX STEEL POSCO Cold	Bank of China and others	CNY	145,200,000	~~W~~	18,651
	Rolled Sheet Co., Ltd.		US$	17,000,000		15,949
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	US$	199,925,000		187,570
	Zhongyue POSCO(Qinhuangdao)	Industrial & Commercial Bank of China	US$	10,200,000		9,570
	Tinplate Industrial Co., Ltd.
	POSCO Investment Co.,	Bank of Tokyo-Mitsubishi	CNY	87,000,000		11,175
	Ltd.		US$	42,000,000		39,404
POSCO E&C	Taegisan Wind Power Corporation	Standard Chartered Korea First Bank	KRW	12,252		12,252
	IBC Corporation	POSCO Investment Co., Ltd.	US$	15,000,000		14,073
	POSLILAMA Steel	The Export-Import Bank	US$	53,000,000		49,725
	Structure Co., Ltd.	of Korea and others
POSCO-Japan Co., Ltd.	POSCO-JNPC Co., Ltd.	Lisona Bank and others	JPY	3,600,000,000		30,000
	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	2,080,000,000		17,333
POSCO Investment Co., Ltd.	Guangdong Pohang coated Steel Co., Ltd.	Bank of Tokyo-Mitsubishi	US$	1,000,000		938
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	ING and others	US$	120,000,000		112,584
	Qingdao Pohang Stainless Steel Co., Ltd.	Bank of Tokyo-Mitsubishi	US$	52,500,000		49,256
	POSCO-MPPC S.A. de C.V.	Bank of Tokyo-Mitsubishi	US$	9,600,000		9,007

					~~W~~	577,487

(1)	Foreign currencies other than US dollars, Japanese yen, and Chinese yuan are translated into US dollar amounts.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006, contingent liabilities on outstanding guarantees provided for the payment of loans of affiliated companies amounted to ~~W~~597,928 million.

As of December 31, 2007, contingent liabilities on outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount
Grantors	Entity Being Guaranteed	Financial Institution	Guaranteed(1)		Won Equivalent
					(In millions)

POSCO	DC Chemical Co., Ltd.	E1 Co., Ltd.	KRW	640		640
	The Siam United Steel Co., Ltd.	Japan Bank for International Cooperation	US$	5,120,535		4,804
	Zeus	Related creditors	JPY	51,622,000,000		430,182
POSCO E&C	Daejeon Energy System Co., Ltd.	Woori Bank	KRW	17,475		17,475
	Daejeon Cogeneration Plant Co., Ltd.	Woori Bank and others	KRW	22,600		22,600
	Pan Pacific Corp	Korea Exchange Bank	KRW	10,998		10,998
POSTEEL	GIPI	Qutar National Bank and others	US$	12,000,000		11,258
Samjung Packing & Aluminum Co., Ltd.	Pyungsan SI Ltd	Seoul Guarantee Insurance Company	KRW	5,262		5,262
POSCO Machinery Co., Ltd	Jaesan Energy	Hana Bank	KRW	7,189		7,189
	Changhwan develop	Hana Bank	KRW	7,098		7,098
	Halla Electric Co., Ltd	Shinhan Bank	KRW	6,586		6,586
POSCO E&C(Beijing) Co., Ltd.	YU RA CORPORATION	Korea Exchange Bank Beijing office	CNY	4,540,000		583
	STX Construction (Dalian) Co., Ltd.	Korea Exchange Bank Beijing office	CNY	12,680,000		1,629

					~~W~~	526,304

(1)	Foreign currencies other than US dollars, Japanese yen, and Chinese yuan are translated into US dollar amounts.

As of December 31, 2006, the Company has outstanding payment guarantees for related companies and others amounting to ~~W~~475,839 million.

POSCO E&C has provided the completion guarantees for Samsung Corporation amounting to ~~W~~1,593,039 million while Samsung Corporation provides the completion guarantees and payment guarantees on customers’ borrowings on behalf of POSCO E&C amounting to ~~W~~1,256,642 million as of December 31, 2007. Also, POSCO E&C has provided the guarantee of debts for Ilgun Co., Ltd. and 12 other companies amounting to ~~W~~1,169,200 million. In addition, POSCO E&C provides a guarantee for Eco-Town Corporation, an investee, amounting to ~~W~~143,260 million for its debts.

POSCO E&C maintains escrow account of ~~W~~71,856 million under its name based on the operation agreements with customers in certain construction contracts. POSCO E&C does not record this escrow account in its books but maintains it as a memo account to reflect economic substance in which the ownership belongs to the customers.

As of December 31, 2007, the Company acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. The Company’s lease expenses, with respect to the above

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

lease agreements, amounted to ~~W~~7,332 million for the year ended December 31, 2007. Future lease payments under the above lease agreements are as follows:

Year	Amount

2008	~~W~~	6,967
2009		5,145
2010		1,961
2011		1,968
Thereafter		3,941

	~~W~~	19,982

As of December 31, 2007, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details as follows:

Company	Plaintiff	Amount	Description
	(In millions of Korean won)

POSCO	Songdo Construction Co.,Ltd. and others	2,728	15 lawsuits including claim for operation damages due to loss of the sands at beach
POSCO E & C	Kimboksik and other 28	7,382	Claim for restitution related to termination of 174 store agreements in Boondang Mestar
	Gujaeun and other 19	7,363	Claim for refund of Sindorim Posvill Bldg land sale amount
	Hwangjaeho and others	6,140	Lawsuit filed on construction of residents-only sports comlex in Songdo Firstworld
	eRoomE&C Co., Ltd.	3,490	Claim for refund of unjust enrichment related to Ireland Park in Yeoido
	FS KOREA	2,754	Claim for consulting commission for sale of Jinju Department Store
	Doo-A industrial Development Co.	2,010	Claim for restitution related to Daejeon Yuseong PJT
	Others	7,260	Lawsuit for return of loans to Taewoong Development related to studio apartment in Seomyeon and others
Posteel Co., Ltd.	CORE METAL INDUSTRY CO., LTD.	US$1,246,535	Claim for restitution for cancellation of agreement (Partially won in 2nd judicial decision and appealed by plaintiff)

The Company believes that although the outcome of these matters is uncertain, they would not result in a material ultimate loss for the Company.

POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to the market price. As of December 31, 2007, 414 million tons of iron ore and 83 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into a contract on the usage of bulk carriers with Keo Yang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials.

On July 1, 2005, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company entered into a foreign currency borrowing agreement of up to US$69 million with Korea National Oil Corporation (“KNOC”) related to the exploration of gas field in the Aral Sea. The repayment obligation is subject to results of the exploration. If the exploration fails, the Company will be exempted from all or portion of the repayment obligation. But if it succeeds, the portion of the project income is payable to the KNOC.

POSCO Power Corp. provides its whole capacity to Korea Electric Power Corp. in accordance with a long term contract. The price of electric power provided by POSCO Power Corp. is decided using the method of compensating fixed payments and expenses for the cost of production and the investment on electric power production equipment based on the contract. In addition, the Company has been provided with payment guarantee of ~~W~~36,160 million from Seoul Guarantee Insurance as electric power supply collateral to Korea Electric Power Corp.

In addition, POSCO Power Corp. provides warranty for defects in fuel-cell batteries installed on the shipway and, Boondang fuel-cell generated power plant of Korea South-East Power Co., Ltd.

As of December 31, 2007, POSCO has bank overdraft agreements of up to ~~W~~310,000 million with Woori Bank and other six banks. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and six other banks for credit lines of up to ~~W~~240,000 million and short-term borrowing agreement of up to ~~W~~325,000 million with Woori Bank and other four banks. The Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$485 million and to borrow US$115 million in foreign short-term borrowings. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2007, amount to US$40 million for which the Company is contingently liable upon the issuers’ default. In addition, POSCO has provided two blank promissory notes to Korea Resources Corp. and three blank promissory notes to Korea National Oil Corp. as collateral for long-term debt.

As of December 31, 2007, POSCO E&C has bank overdraft agreements of up to ~~W~~534,200 million with Woori Bank and other nine banks. POSCO E&C has provided 14 blank promissory notes and nine other notes, approximately amounting to ~~W~~101,813 million, to other financial institutions as collaterals for agreements and outstanding loans. POSCO E&C has provided seven blank checks and one other check, approximately amounting to ~~W~~2,500 million as collaterals for agreements and outstanding loans as of December 31, 2007.

As of December 31, 2007, Posteel Co., Ltd. has entered into local and foreign credit agreements, of up to ~~W~~613,399 million and with Hana Bank and other banks of which ~~W~~464,193 million remains unused. In addition, Posteel Co., Ltd. has an unsettled document against acceptance amounting to JPY 767 million and US$46 million, and an unsettled document against payment in relation to exports amounting to US$19 million.

As of December 31, 2007, POSCON Co., Ltd. has credit purchase loan agreements with Shinhan Bank and other banks for credit lines of up to ~~W~~73,589 million and US$183,000 and revolving loan agreements. In addition, POSCON Co., Ltd. has entered into agreements with Kookmin Bank and other banks for opening letters of credit in relation to trade of up to US$19 million. As of December 31, 2007, POSCON Co., Ltd. has provided a note amounting to ~~W~~1,517,890 thousand to Gyeonggi CES Co., Ltd. as a guarantee for execution of a contract. And the accounts receivables sold to financial institutions and outstanding as of December 31, 2007, amount to ~~W~~1,760,400 thousand for which the company is contingently liable upon the issuers’ default.

As of December 31, 2007, Pohang Coated Steel Co., Ltd. has provided a blank promissory note to Korea Zinc Company Ltd. as a guarantee for the repayment of loan. In addition, Pohang Coated Steel Co., Ltd. has local credit loan agreements, credit purchase loan agreements and letters of credit in relation to trade of up to ~~W~~44,000 million and US$5 million with Shinhan Bank and other banks. Pohang Coated Steel Co., Ltd. has entered into an agreement with the Export and Import Bank of Korea for export financing of up to ~~W~~50,000 million, and has entered into trade financial agreements of up to ~~W~~5 million with Citibank Korea Inc.

As of December 31, 2007, POSDATA Co., Ltd. entered into loan on bills agreements of up to ~~W~~193 million and US$100,000 with Shinhan Bank and other four banks as of December 31, 2007.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2007, POSCO Machinery & Engineering Co., Ltd. has entered into a bank overdraft agreement of up to ~~W~~2,000 million with Shinhan Bank, local credit loan agreements of up to ~~W~~6,000 million and credit purchase loan agreements of up to ~~W~~9,000 million with Shinhan Bank, and overseas credit loan agreement of up to US$10 million. In addition, POSCO Machinery & Engineering Co., Ltd. has entered into an agreement with Shinhan Bank for opening letters of credit in relation to trade of up to US$3 million which amounted to US$160,974.27.

As of December 31, 2007, POS-AC Co., Ltd. has a bank overdraft agreement with Woori Bank amounting to ~~W~~500 million and a loan agreement. In addition, POS-AC Co., Ltd. has entered into various agreements with Woori Bank for ~~W~~1,000 million related to discount of commercial bills, credit purchase loan up to ~~W~~3,000 million and US$500,000 related to foreign currency payment.

As of December 31, 2007, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ~~W~~100,000 million with Woori Bank. As of December 31, 2007, the Company has used ~~W~~35,602 million of this loan agreement. In addition POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to US$55 million, and for a loan of up to ~~W~~165,000 million. It has outstanding balances related to letters of credit of US$12 million, JPY 299 million and EUR 808 thousand. It has no outstanding loan balances.

As of December 31, 2007, POSCO America Corp. has loan agreements of up to US$125 million with Bank of America and other banks and has outstanding balance of US$79.5 million.

As of December 31, 2007, POSCO Asia Co., Ltd. has loan agreements of up to US$180 million with Bank of America and other banks and has outstanding balance of US$16 million.

As of December 31, 2007, POS-Tianjin Coil Center Co., Ltd. has loan agreements of up to US$10 million with HSBC and has outstanding balance of US$4 million.

As of December 31, 2007, IBC Corporation Ltd. has loan agreements of up to US$2 million with Korea Development Bank.

As of December 31, 2007, Zhangjiagang Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY 6,214 million and US$320 million with Bank of China and other banks.

As of December 31, 2007, POSCO Refractories & Environment Company Ltd. (POSREC) has a bank overdraft agreement of up to ~~W~~3,000 million each with Pusan Bank and Woori Bank. In addition, POSREC has credit purchase loan up to ~~W~~12,000 million and outstanding balance of ~~W~~6,100 million. And POSREC has entered into trade financial agreements of up to US$5 million and ~~W~~5,000 million with Pusan Bank and others.

As of December 31, 2007, POSCO (Suzhou) Automotive Processing center Co., Ltd. has a loan agreement up to US$234 million with China Agriculture Bank and has outstanding balance of US$99 million.

As of December 31, 2007, POS-Qingdao Coil Center Co., Ltd. has a loan agreement up to US$5 million and CNY48 million with HSBC and others, and has outstanding balance of US$5 million and CNY 43 million.

As of December 31, 2007, POSCO-Japan Co., Ltd. has bank overdraft agreements for working capital of up to JPY 54,272 million with MIZUHO bank and has outstanding balance of JPY35 million.

As of December 31, 2007, POSMATE Co., Ltd. has provided a blank promissory note to Hyundai Motor Service as a guarantee for the maintenance of vehicles. In addition, POSMATE Co., Ltd. has a bank overdraft agreements of up to~~W~~3,000 million with Woori Bank.

As of December 31, 2007, Samjung Packing & Aluminum Co., Ltd. has a bank overdraft agreement of up to ~~W~~1,000 million and purchase loan agreements of up to ~~W~~35,000 million with Woori Bank and other banks. In addition, Samjung Packing & Aluminum Co., Ltd. has entered into loan agreements for energy equipment of up to ~~W~~870 million with Hana Bank. The accounts receivable in foreign currency sold to financial institutions and

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

outstanding as of December 31, 2007 and 2006, amount to ~~W~~7,095 million and ~~W~~4,549 million, respectively, for which the Company is contingently liable upon the issuers’ default. In addition, Samjung Packing & Aluminum Co., Ltd. has entered into an agreement with Woori Bank and four other banks for opening letters of credit in relation to trade of up to US$73.5 million.

As of December 31, 2007, POSCO power Co., Ltd. has a loan agreement up to ~~W~~53,000 million and US$20 million with Kookmin Bank and two other banks.

As of December 31, 2007, POSCO-Foshan steel processing center Co., Ltd. has a loan agreement up to US$882 million and has outstanding balance of US$162 million.

As of December 31, 2007, POS-MPC S.A. de C.V. has a loan agreement up to US$54.9 million with Standard Chartered and has outstanding balance of US$31.6 million.

The stock subscription rights amounting to US$5 million related to bond with warrants which was issued on October 17, 2003 by POSCORE Co., Ltd., expired, and outstanding as of December 31, 2007.

The accounts receivables of POSCORE Co,. Ltd. which was sold to financial institutions and outstanding as of December 31, 2007, amount to \5,859 million for which the company is contingently liable upon the issuers’ default.

As of December 31, 2007, 20 promisory notes and four overdrafts of POSCORE Co,. Ltd. are still outstanding and voided after work out.

As of December 31, 2007, Poscore Co., Ltd. entered into credit purchase loan agreements of up to ~~W~~ 40,000 million with Woori Bank and other two banks, and trade account receivables discounting agreements of up to ~~W~~ 14,600 million with NongHyup and other two banks.

17.	Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of ~~W~~5,000 per share. The Company may issue registered preferred stock, which is entitled to cash dividends before common stock, in accordance with applicable laws up to a certain amount. Dividend rates for preferred stock of more than 9% require the Board of Directors’ approval.

The Company is authorized to issue to investors, other than its shareholders, convertible debentures and bonds with warrants of up to ~~W~~2,000 billion each. It is also authorized, subject to the Board of Directors’ approval, to issue common shares to investors, other than its current shareholders, for the issuance of depositary receipts, Employee Stock Ownership Association subscription, and for other cases provided in its Articles of Incorporation.

The Company is authorized, with the Board of Directors’ approval, to retire its treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock have been retired with the Board of Directors’ approval.

As of December 31, 2007, exclusive of retired stocks, 87,186,835 shares of common stock have been issued.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Capital Surplus

Capital surplus as of December 31, 2007 and 2006, consists of the following:

	2007		2006
	(In millions of Korean won)

Additional paid-in capital	~~W~~	463,205	~~W~~	462,810
Revaluation surplus		3,224,770		3,233,730
Others		488,617		338,733

	~~W~~	4,176,592	~~W~~	4,035,273

19.	Retained Earnings

Retained earnings as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,201
Appropriated retained earnings for business stabilization		918,300		918,300
Other legal reserve		1,445,000		1,383,333
Voluntary reserve		15,513,068		12,926,733

		18,117,570		15,469,567
Unappropriated		3,649,732		3,393,766

	~~W~~	21,767,302	~~W~~	18,863,333

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Dividends

Details of interim and year-end dividends for the years ended December 31, 2007, 2006 and 2005, are as follows:

Interim Cash Dividends	2007		2006		2005
	(In millions of Korean won)

Number of outstanding shares		75,816,426		77,780,460		78,759,934
Dividend ratio		50%		40%		40%

Dividend amount	~~W~~	189,541	~~W~~	155,561	~~W~~	157,520

Year-End Cash Dividends	2007		2006		2005
	(In millions of Korean won)

Number of outstanding shares		75,540,201		77,592,942		80,154,281
Dividend ratio		150%		120%		120%

Dividend amount	~~W~~	566,552	~~W~~	465,558	~~W~~	480,926

Details of the dividend payout ratio and dividend yield ratio for the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007		2006		2005
	Dividend	Dividend	Dividend	Dividend	Dividend	Dividend
	Payout Ratio	Yield Ratio	Payout Ratio	Yield Ratio	Payout Ratio	Yield Ratio

Common shares	21.25%	1.74%	18.74%	2.59%	15.87%	3.96%

20.	Capital Adjustments

Capital adjustments as of December 31, 2007 and 2006, consist of the following:

	2007		2006
	(In millions of Korean won)

Treasury stock	~~W~~	(2,715,964)	~~W~~	(1,670,690)
Others		(11,183)		(7,539)

	~~W~~	(2,727,147)	~~W~~	(1,678,229)

As of December 31, 2007, the Company holds 11,719,634 shares of its own common stock amounting to ~~W~~2,715,964 million.

The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 207,322 shares of its treasury stock to the association of employee stock ownership on November 7, 2007, as approved by the Board of Directors on October 19, 2007, and the difference between the fair value and the proceeds from the sale was recognized as welfare expense.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

21.	Stock Appreciation Rights

POSCO granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant

Before the modifications(1)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications(1)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	414,272 shares	42,126 shares	6,931 shares	100,598 shares	55,284 shares	52,000 shares
Number of shares outstanding	19,895 shares	13,770 shares	13,564 shares	35,299 shares	158,944 shares	38,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	— July 23, 2008	— April 27, 2009	—Sept. 18 2009	— April 26, 2010	— July 23, 2011	—April 28, 2012

(1)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003, and October 22, 2004.

POSCO applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are accounted for as other long-term liabilities and amortized over the vesting period of the stock grants.

The compensation costs for stock appreciation rights granted to executives recognized for the year ended December 31, 2007, are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
	(In millions of Korean won)

Prior periods	~~W~~	46,960	~~W~~	6,819	~~W~~	3,269	~~W~~	19,791	~~W~~	31,963	~~W~~	7,997	~~W~~	116,799
Current period		13,865		7,231		4,568		15,354		56,860		26,003		123,881

	~~W~~	60,825	~~W~~	14,050	~~W~~	7,837	~~W~~	35,145	~~W~~	88,823	~~W~~	34,000	~~W~~	240,680

The Company recorded the above compensation costs as selling and administrative expenses. As of December 31, 2007, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amount to ~~W~~123,479 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about appreciation rights granted and expense recognized at the award date:

	2007			2006			2005
	Number of Stock			Number of Stock	Weighted-Average		Number of Stock	Weighted-Average
	Stock Appreciation			Appreciation	Exercise Price per		Appreciation	Exercise Price per
	Rights Outstanding,	Weighted-Average		Rights	Share		Rights	Share
	(In Korean won)

Beginning of year	460,335	~~W~~	145,238	534,642	~~W~~	140,258	722,007	~~W~~	118,711
Granted	—		—	—		—	90,000		194,900
Excercised	(180,863)		145,344	(74,307)		109,404	(277,365)		101,899
Canceled	—		—	—		—	—		—
Forfeited	—		—	—		—	—		—

Stock appreciation rights outstanding, end of year	279,472		145,170	460,335		145,238	534,642		140,258

Excercisable at the year end	279,472	~~W~~	145,170	370,335	~~W~~	133,169	230,414	~~W~~	108,276

Weighted-average fair value at grant date		~~W~~	116,176		~~W~~	116,176		~~W~~	116,176

The following table summarizes information about stock appreciation rights outstanding at December 31, 2007:

	Appreciation Rights Outstanding
		Weighted-Average	Weighted-Average
		Remaining	Exercise Price
Exercise Prices	Shares	Contractual Life	per Share
	(In Korean won)

98,900	19,895	0.56 years	~~W~~	98,900
136,400	13,770	1.32 years		136,400
116,100	13,564	1.72 years		116,100
102,900	35,299	2.32 years		102,900
151,700	158,944	3.56 years		151,700
194,900	38,000	4.33 years		194,900

	279,472	3.10 years	~~W~~	145,170

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

22.	Derivatives

The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2007, and related contracts outstanding as of December 31, 2007, are as follows:

				Income Statement				Comprehensive Income(*)
	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss		Gain		Loss
	(In millions of Korean won)

POSCO	Embedded derivative	Hedge	KOREA ZINC INC	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	488	~~W~~	2,926
	Currency future	Excahange rate hedge	HSBE and others		301		—		—		—		12,892		2,816
POSCO E&C	Currency forward	Trading	Korea Exchange Bank and others		1,212		2,606		—		—		485		300
Posteel Co.,Ltd.	”	”	SC Korea First Bank		—		—		—		—		—		3
Pohang Coated Steel Co.,Ltd.	Currency future	Trading or Hedge	SC Korea First Bank and others		2,374		987		—		—		3,023		114
POSDATA	Currency forward	Cash flow hedge	Korea Exchange Bank		—		—		—		—		—		10
	Currency forward	Trading	SC Korea First Bank		1		0		—		—		95		142
POSCO Specialty Steel Co.,Ltd.	SWAP	Fair market value hedge	SC Korea First Bank		89		24		—		—		—		—
	SWAP	Cash flow hedge	SC Korea First Bank		—		—		—		524		—		—
	Currency forward	Trading	Woori Bank and others		—		—		—		—		432		1
POSCO Power Co.,Ltd.	SWAP	Fair market value hedge	ING Bank and others		1,368		—		—		—		274		—
	SWAP	Cash flow hedge	ING Bank and others		—		—		—		3,510		—		—
POSCO Austrailia Pty. Ltd. (POSA)	Derivative	Trading	MML		7,359		—		—		—		—		—
POS-MPC S.A. de C.V.	Currency future	Fair market value hedge	Standard Chartered		37		—		—		—		—		—

				~~W~~	12,741	~~W~~	3,617	~~W~~	—	~~W~~	4,034	~~W~~	17,689	~~W~~	6,312

(*)	Gain and loss on valuation from cash flow hedge transactions are recorded as other comprehensive income, net of tax effect.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2006, and related contracts outstanding as of December 31, 2006, were as follows:

	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
	(In millions of Korean won)

POSCO	Currency forward	Trading	SC Korea First Bank and others	~~W~~	—	~~W~~	—	~~W~~	779	~~W~~	11,491
	Nickel future	”	Sempra Metal Ltd.		—		—		—		12,205
POSCO E&C	Currency forward	”	Citibank Korea and others		1		791		732		920
Posteel Co.,Ltd.	”	”	Hana bank and others		—		—		37		300
Pohang Coated Steel Co.,	”	”	Shinhan Bank		—		—		1,258		843
Ltd.	Option	”	”		1,856		12		1,734		83
POSDATA	Currency forward	Cash flow hedge	Korea Exchange Bank		—		—		53		25
POSCO Specialty Steel Co.,Ltd.	”	Fair market value hedge	SC Korea First Bank		—		17		190		78
POSCO Power Co.,Ltd.	SWAP	Trading	Korea Development Bank and others		—		—		10,694		14,418

				~~W~~	1,857	~~W~~	820	~~W~~	15,477	~~W~~	40,363

The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2005, and related contracts outstanding as of December 31, 2005, were as follows:

	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
	(In millions of Korean won)

POSCO	Currency forward	Trading	SC Korea First Bank and others	~~W~~	—	~~W~~	18,727	~~W~~	688	~~W~~	861
	Nickel future	”	Sempra Metal Ltd.		—		—		1,674		637
POSCO E&C	Currency forward	”	Citibank Korea and others		1,546		1,982		600		6,722
Posteel Co.,Ltd.	”	”	Hana bank and others		—				170		37
Pohang Coated	”	”	Shinhan Bank		—		684		112		125
Steel Co.,Ltd.	Option	”	”		125		—		486		564
POSDATA	Currency forward	”	Korea Exchange Bank		—		—		90		12
POSCO Specialty Steel Co.,Ltd.	”	”	SC Korea First Bank		—		—		37		42

				~~W~~	1,671	~~W~~	21,393	~~W~~	3,857	~~W~~	9,000

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

23.	Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2007, 2006 and 2005, consist of the following:

	2007		2006		2005
	(In millions of Korean won)

Transportation and storage	~~W~~	619,499	~~W~~	539,589	~~W~~	492,921
Salaries		218,206		183,943		168,746
Welfare		123,584		111,666		116,542
Depreciation and amortization		87,257		72,983		60,742
Fees and charges		97,100		62,610		122,204
Advertising		103,979		87,666		98,158
Research and development expenses		52,846		54,035		52,545
Severance benefits		44,779		26,109		29,475
Sales commissions		54,955		42,644		23,409
Travel		25,870		21,468		18,808
Rent		19,389		16,313		16,345
Repairs		12,693		8,846		14,736
Training		20,094		18,496		17,367
Office supplies		9,053		6,957		7,654
Provision for doubtful accounts		62,026		117,337		104,310
Meeting		10,240		9,368		9,680
Taxes and public dues		29,519		18,936		14,914
Vehicle expenses		3,947		2,941		2,155
Membership fees		8,593		7,273		8,876
Sales promotions		5,651		22,471		5,745
Entertainment		10,561		7,904		7,315
Others		165,376		116,860		58,670

	~~W~~	1,785,217	~~W~~	1,556,415	~~W~~	1,451,317

24.	Donations

Donations by the Company for the years ended December 31, 2007, 2006 and 2005, consist of the following:

	2007		2006		2005
	(In millions of Korean won)

POSTECH	~~W~~	25,000	~~W~~	22,000	~~W~~	17,050
POSCO Educational Foundation		47,200		33,000		33,000
Employee benefit welfare		66,600		59,400		69,960
Others		58,566		40,278		33,008

	~~W~~	197,366	~~W~~	154,678	~~W~~	153,018

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

25.	Income Taxes

Income tax expense for the years ended December 31, 2007, 2006 and 2005, consist of the following:

	2007		2006		2005
	(In millions of Korean won)

Current income taxes	~~W~~	1,341,252	~~W~~	1,086,215	~~W~~	1,624,515
Deferred income taxes		51,397		28,531		(107,986)
Carryforward income tax		2,714		3,948		4,187
Items charged directly to shareholders’ equity		(61,559)		(19,180)		(21,184)
Tax effect on elimination of intercompany profit and others		(59,578)		(177,563)		(25,943)

	~~W~~	1,274,226	~~W~~	921,951	~~W~~	1,473,589

The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	2007		2006		2005
	(In millions of Korean won)

Net income before income tax expense	~~W~~	4,898,931	~~W~~	4,284,591	~~W~~	5,488,189
Statutory tax rate (%)		27.5		27.5		27.5

Income tax expense computed at statutory rate		1,347,206		1,178,260		1,509,252
Tax credit		(159,816)		(181,739)		(215,892)
Others, net		86,836		(74,570)		180,229

Income tax expense	~~W~~	1,274,226	~~W~~	921,951	~~W~~	1,473,589

Effective rate (%)		26.01		21.52		26.85

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Significant changes in tax loss carryforwards, cumulative temporary differences and deferred income tax assets and liabilities for the years ended December 31, 2007 and 2006, are as follows:

	Temporary Differences						Deferred Income Tax
		January 1,	Increase			December 31,	January 1,		Increase		December 31,
		2007(1)	(Decrease)			2007	2007(1)		(Decrease)		2007
	(In millions of Korean won)

Deductible temporary differences:
Reserve for special repairs	~~W~~	(403,384)	~~W~~	101,633	~~W~~	(301,751)	~~W~~	(110,930)	~~W~~	27,948	~~W~~	(82,982)
Allowance for doubtful accounts		345,789		(53,026)		292,763		94,977		(14,445)		80,532
Reserve for technology		(1,484,767)		383,033		(1,101,734)		(408,311)		105,335		(302,976)
Dividend income from related		304,162		62,071		366,233		83,644		17,070		100,714
Depreciation expense		7,091		(155,084)		(147,993)		2,684		(42,799)		(40,115)
Valuation of equity method		(718,357)		(578,523)		(1,296,880)		(166,730)		(107,640)		(274,370)
Prepaid expenses		42,084		(7,653)		34,431		11,555		(2,088)		9,467
Impairment loss on property, plant		516,305		(96,220)		420,085		147,973		(26,490)		121,483
Accrued severance benefits		124,582		37,344		161,926		34,298		10,276		44,574
Group severance insurance deposits		(37,376)		(6,899)		(44,275)		(10,278)		(1,897)		(12,175)
Provision for construction losses		15,133		6,094		21,227		4,161		1,675		5,836
Provision for construction warranty		18,935		2,130		21,065		5,154		640		5,794
Appropriated Retained Earnings for Technological Development		(3,500)		667		(2,833)		(963)		183		(780)
Accrued income		(7,952)		(376)		(8,328)		(2,206)		(107)		(2,313)
Accrued on valuation of Inventories		441		254		695		121		69		190
Accrued on guarantee loss		41,300		(41,300)		—		11,358		(11,358)		—
Others		333,308		(39,448)		293,860		81,188		(7,769)		73,419

		(906,206)		(385,303)		(1,291,509)		(222,305)		(51,397)		(273,702)

Deferred tax from tax credit
Tax credit transferred from prior year		20,137		2,588		22,725		19,004		945		19,949
Deficit carried forward		12,487		(3,299)		9,188		3,434		(908)		2,526
Others		—		—		—		(5,416)		(2,751)		(8,167)

		32,624		(711)		31,913		17,022		(2,714)		14,308

Current and deferred income taxes Capital adjustment arising		(112,643)		(160,305)		(272,948)		(30,975)		(44,085)		(75,060)
Gain on valuation of available-for-sale securities		(751,593)		(564,179)		(1,315,772)		(206,689)		(157,684)		(364,373)
Loss on valuation of available-for-sale securities		394,401		(154,950)		239,451		108,319		(42,428)		65,891
Others		—		4,276		4,276		—		1,176		1,176

		(469,835)		(875,158)		(1,344,993)		(129,345)		(243,021)		(372,366)

Sub total								(334,628)		(297,132)		(631,760)
Tax effect on elimination of intercompany profit and others								178,105		59,578		237,683

							~~W~~	(156,523)	~~W~~	(237,554)	~~W~~	(394,077)

(1)	The income tax effect of temporary differences and the deferred income tax assets(liabilities) as of January 1, 2007, reflected the effect of tax assessment for the year ended December 31, 2007, and tax audit in the year ended December 31, 2006.

(1)	The income tax effect of temporary differences and the deferred income tax assets(liabilities) as of January 1, 2006, reflected the effect of tax assessment for the year ended December 31, 2006, and tax audit in the year ended December 31, 2005.

The effective tax rates for the years ended December 31, 2007 and 2006, 26.01% and 21.52%, respectively.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Temporary Differences						Deferred Income Tax
		January 1,	Increase			December 31,	January 1,		Increase		December 31,
		2006(1)	(Decrease)			2006	2006(1)		(Decrease)		2006
	(In millions of Korean won)

Deductible temporary differences:
Reserve for special repairs	~~W~~	(480,439)	~~W~~	77,055	~~W~~	(403,384)	~~W~~	(132,120)	~~W~~	21,190	~~W~~	(110,930)
Allowance for doubtful accounts		226,593		119,200		345,793		62,340		32,782		95,122
Reserve for technology developments		(1,302,186)		(157,581)		(1,459,767)		(358,102)		(43,334)		(401,436)
Dividend income from related		256,503		47,659		304,162		70,538		13,106		83,644
Depreciation expense		111,925		(104,108)		7,817		31,732		(28,809)		2,923
Valuation of equity method investments		(389,678)		(328,653)		(718,331)		(143,720)		(23,007)		(166,727)
Prepaid expenses		47,234		(5,149)		42,085		12,988		(1,416)		11,572
Impairment loss on property, plant and equipment		517,740		(376)		517,364		148,657		(148)		148,509
Accrued severance benefits		100,734		23,855		124,589		27,732		6,568		34,300
Group severance insurance deposits		(60,190)		(16,903)		(77,093)		(16,553)		(4,649)		(21,202)
Provision for construction losses		18,251		(3,161)		15,090		5,019		(870)		4,149
Provision for construction warranty		12,154		4,582		16,736		3,343		1,260		4,603
Appropriated retained earnings for technological development		(30,833)		2,333		(28,500)		(8,479)		642		(7,837)
Accrued income		(5,224)		(3,306)		(8,530)		(1,335)		(1,027)		(2,362)
Accrued on valuation of Inventories		18,145		38,971		57,116		4,990		10,717		15,707
Accrued on guarantee loss		41,300		(228)		41,072		11,358		(63)		11,295
Others		362,574		(46,914)		315,660		53,391		(11,473)		41,918

		(555,397)		(352,724)		(908,121)		(228,221)		(28,531)		(256,752)

Deferred tax from tax credit transferred prior year and others:
Tax credit transferred prior year		15,924		4,213		20,137		15,396		1,410		16,806
Deficit carried forward		4,244		8,243		12,487		5,068		(2,202)		2,866
Others		2,029		(2,029)		—		(2,196)		(3,156)		(5,352)

		22,197		10,427		32,624		18,268		(3,948)		14,320

Current and deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments		(122,226)		27,120		(95,106)		(33,626)		7,473		(26,153)
Gain on valuation of available-for-sale securities		(374,973)		(350,021)		(724,994)		(103,118)		(96,256)		(199,374)
Loss on valuation of available-for-sale securities		591,159		(240,952)		350,207		162,569		(66,409)		96,160
Others		454		(454)		—		125		(125)		—

		94,414		(564,307)		(469,893)		25,950		(155,317)		(129,367)

Sub total								(184,003)		(187,796)		(371,799)
Tax effect on elimination of intercompany profit and others								41,292		177,563		218,855

							~~W~~	(142,711)	~~W~~	(10,233)	~~W~~	(152,944)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

26.	Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the year.

	2007	2006	2005

Number of shares issued(1)	77,592,942	80,090,770	80,503,664
Aquisition of treasury shares	1,640,073	1,396,589	1,305,529

Weighted-average number of common shares	75,952,869	78,694,181	79,198,135

(1)	The number of shares issued excludes the number of treasury shares as of January 1, 2007, 2006 and 2005.

Basic earnings per share for the years ended December 31, 2007, 2006 and 2005, is calculated as follows:

	2007		2006		2005
	(In millions of Korean won, except per share amounts)

Net income attributable to controlling interest	~~W~~	3,558,660	~~W~~	3,314,181	~~W~~	4,022,492
Weighted-average number of common shares outstanding		75,952,869		78,694,181		79,198,135
Basic earnings per share	~~W~~	46,854	~~W~~	42,115	~~W~~	50,790

Diluted Earnings Per Share

Diluted earnings per share for the years ended December 31, 2007, 2006 and 2005, are identical to basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of December 31, 2007, 2006 and 2005.

27.	Comprehensive income

The details of comprehensive income for the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007		2006		2005
	(In millions of Korean won)

Net income	~~W~~	3,677,964	~~W~~	3,353,082	~~W~~	4,006,993
Accumulated other comprehensive income:		575,179		398,019		259,142
Gain on valuation of available-for-sale securities(1)		498,711		432,469		324,757
Capital adjustment arising from equity method investments(2)		(7,455)		11,636		(35,364)
Foreign currency translation adjustments(3)		87,957		(46,086)		(30,251)
Gain on valuation of derivative instruments(4)		(4,034)		—		—

	~~W~~	4,253,143	~~W~~	3,751,101	~~W~~	4,266,135

Comprehensive income attributable to controlling interest	~~W~~	4,118,011	~~W~~	3,721,622	~~W~~	4,277,958
Comprehensive income attributable to minority interest	~~W~~	135,132	~~W~~	29,479	~~W~~	(11,823)

(1)	Includes income tax effects of ~~W~~(−)192,094 million (2006: ~~W~~(−)169,652 million, 2005: ~~W~~59,005 million).

(2)	Includes income tax effects of ~~W~~(−)34,698 million (2006: ~~W~~1,705 million, 2005: ~~W~~(−)14,883 million).

(3)	Includes income tax effects of ~~W~~(−)11,451 million (2006: ~~W~~5,753 million, 2005: ~~W~~(−)18,727 million).

(4)	Includes income tax effects of ~~W~~1,331 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

28.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2007 and 2006, are as follows:

	2007				2006
			Won		Won
	Foreign Currency(3)		Equivalent		Equivalent
	(In millions of Korean won, other currencies in thousands)

Assets
Cash and cash equivalents(1)	US$	231,556	~~W~~	217,246	~~W~~	288,671
	JPY	74,355		620		22
	EUR	27		37		—
	Overseas subsidiaries (US$)	430,853		404,226		300,339
Trade accounts and notes receivable	US$	323,175		303,203		216,285
	JPY	6,042,643		50,355		18,438
	EUR	7,796		10,768		9,157
	Overseas subsidiaries (US$)	773,033		725,259		431,449
Other accounts and notes receivable	US$	5,235		4,499		28,011
	JPY	16,960		141		133
	EUR	11		15		—
	Overseas subsidiaries (US$)	73,300		68,770		63,009
Short-term and long-term loans receivable	Overseas subsidiaries (US$)	186,380		174,862		38,184
Long-term trade accounts and notes receivable	Overseas subsidiaries (US$)	71		66		—
Investment securities(2)	Overseas subsidiaries (US$)	205,885		193,161		40,557
Guarantee deposits	US$	427		401		151
	JPY	—		—		42
	EUR	41		57		—
	Overseas subsidiaries (US$)	6,955		6,526		23,851

Total			~~W~~	2,160,212	~~W~~	1,458,299

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2007				2006
			Won		Won
	Foreign Currency(3)		Equivalent		Equivalent
	(In millions of Korean won, other currencies in thousands)

Liabilities
Trade accounts and notes payable	US$	410,215	~~W~~	384,863	~~W~~	48,922
	JPY	1,509,059		12,576		13,194
	EUR	1,042		1,440		3,864
	Overseas subsidiaries (US$)	520,780		488,595		314,976
Other accounts and notes payable	US$	45,304		42,505		17,306
	JPY	636,330		5,302		6,326
	EUR	446		617		7,196
	Overseas subsidiaries (US$)	44,335		41,595		39,444
Accrued expenses	US$	2,552		2,394		87
	Overseas subsidiaries (US$)	27,297		25,610		15,023
Short-term borrowings	US$	194,394		182,380		14,112
	Overseas subsidiaries (US$)	1,355,638		1,271,860		1,098,220
Withholdings	US$	5,122		4,805		21
	JPY	145,910		1,216		—
	EUR	2,047		2,828		369
	Overseas subsidiaries (US$)	2,864		2,687		2,852
Debentures(2, 4)	US$	390,000		365,898		278,880
	JPY	101,622,000		846,847		794,512
Loans from foreign financial institutions(4)	US$	34,829		32,677		31,875
	JPY	384,000		3,200		4,503
	Overseas subsidiaries (US$)	538,323		505,055		289,809
Foreign currency loans(4)	US$	—		—		13,868
	EUR	5,237		7,234		21,378

			~~W~~	4,232,184	~~W~~	3,016,737

(1)	Includes cash and cash equivalents, short-term financial instruments and long-term financial instruments.

(2)	Presented at face value.

(3)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of overseas subsidiaries are converted into US dollars.

(4)	Includes current portion of long-term debts.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

29.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2007, 2006 and 2005, and the related account balances as of December 31, 2007 and 2006, are as follows:

	Sales and Others(1)						Purchases and Others(1)
	2007		2006		2005		2007		2006		2005
	(In millions of Korean won)

POSCO E&C	~~W~~	20,000	~~W~~	12,134	~~W~~	3,758	~~W~~	984,030	~~W~~	1,618,205	~~W~~	1,732,462
Posteel Co., Ltd.		1,072,032		966,254		1,030,276		220,459		93,315		86,005
POSCON Co., Ltd.		120		177		131		244,365		219,602		235,232
Pohang Steel Co., Ltd.		436,206		367,443		426,007		1,327		853		1,105
POSCO Machinery & Engineering Co., Ltd.		157		1,908		92		152,844		125,996		160,787
POSDATA Co., Ltd.		4,516		2,290		1,009		173,660		175,046		182,149
POSCO Research Institute		3		—		—		17,280		18,553		14,350
Seung Kwang Co., Ltd.		—		—		—		69		6		110
POS-AC Co., Ltd.		862		732		566		24,298		30,546		29,554
POSCO Specialty Steel Co., Ltd.		5,175		2,844		3,440		88,258		70,299		53,618
POSCO Machinery Co., Ltd.		3,480		1,929		121		114,378		76,189		107,648
POSCO Refractories & Environment (POSREC)		250		166		261		213,753		211,122		195,329
POSTECH Venture Capital Co., Ltd.		94		77		63		—		—		—
POSCO America Corporation (POSAM)		130,150		84,227		97,920		686		277		—
POSCO Australia Pty. Ltd. (POSA)		18,206		17,821		10,163		231		2,235		31,305
POSCO Canada Ltd. (POSCAN)		40		—		—		71,120		91,502		102,841
POSCO Asia Co., Ltd. (POA)		600,059		440,078		552,694		121,098		73,353		130,871
Zhangjiagang Pohang Stainless Steel Co., Ltd.		22,474		487,037		723,522		—		—		—
POSCO — Japan Co., Ltd.		831,711		566,208		544,636		50,939		75,170		75,604
Others		273,214		328,329		317,176		271,594		253,698		338,718

	~~W~~	3,418,749	~~W~~	3,279,654	~~W~~	3,711,835	~~W~~	2,750,389	~~W~~	3,135,967	~~W~~	3,477,688

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Receivables(2)				Payables(2)
	2007		2006		2007		2006
	(In millions of Korean won)

POSCO E&C	~~W~~	186	~~W~~	7,933	~~W~~	105,178	~~W~~	77,678
Posteel Co., Ltd.		104,624		69,539		12,386		3,198
POSCON Co., Ltd.		7		1		24,842		18,016
Pohang Steel Co., Ltd.		40,431		41,029		119		94
POSCO Machinery & Engineering Co., Ltd.		6		4		20,431		13,211
POSDATA Co., Ltd.		10		1		31,614		26,639
POSCO Research Institute		1		—		6,394		3,766
Seung Kwang Co., Ltd.		—		2,034		—		—
POS-AC Co., Ltd.		1		—		2,001		1,177
POSCO Specialty Steel Co., Ltd.		40		—		8,067		3,103
POSCO Machinery Co., Ltd.		50		30		10,445		11,203
POSCO Refractories & Environment (POSREC)		9		9		24,265		23,742
POSTECH Venture Capital Co., Ltd.		—		—		66		—
POSCO America Corporation (POSAM)		4,447		401		—		—
POSCO Australia Pty. Ltd. (POSA)		—		—		—		—
POSCO Canada Ltd. (POSCAN)		21		13		9,635		14,166
POSCO Asia Co., Ltd. (POA)		24,323		20,827		1,922		1,277
Zhangjiagang Pohang Stainless Steel Co., Ltd.		—		6		—		—
POSCO — Japan Co., Ltd.		30,952		20,685		6		5,428
Others		18,974		9,430		25,711		23,396

	~~W~~	224,082	~~W~~	171,942	~~W~~	283,082	~~W~~	226,094

(1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2007 and 2006, and related account balances as of December 31, 2007, 2006 and 2005, are as follows:

	Sales and Others(1)						Purchases and Others(1)
	2007		2006		2005		2007		2006		2005
	(In millions of Korean won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	216,920	~~W~~	134,703	~~W~~	170,258
KOBRASCO		—		—		—		72,514		141,859		202,262
POSCHROME		35		—		—		41,735		35,009		45,043
POSVINA		5,056		2,684		11,239		—		—		—
USS — POSCO Industries (UPI)		245,814		356,190		312,377		—		—		—
Guangdong Xingpu Steel Conter Co., Ltd.		3,094		10,295		—		—		—		—
SNNC Co., Ltd.		343

	~~W~~	254,342	~~W~~	369,169	~~W~~	323,616	~~W~~	331,169	~~W~~	311,571	~~W~~	417,563

	Receivables(2)				Payables(2)
	2007		2006		2007		2006
	(In millions of Korean won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	2,999	~~W~~	1,917
KOBRASCO		—		—		4,048		9,737
POSCHROME		—		—		—		—
POSVINA		—		—		—		—
USS — POSCO Industries (UPI)		8		—		—		—
Guangdong Xingpu Steel Conter Co., Ltd.		4,276		2,337		—		—
SNNC Co., Ltd.		1

	~~W~~	4,285	~~W~~	2,337	~~W~~	7,047	~~W~~	11,654

(1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Eliminations of intercompany revenues and expenses for the years ended December 31, 2007 and 2006, are as follows:

	Revenues							Expenses
	2007		2006		2005			2007		2006		2005
	(In millions of Korean won)

Sales	~~W~~	8,111,931	~~W~~	7,670,446	~~W~~	8,293,069	Cost of goods sold	~~W~~	7,957,616	~~W~~	7,332,282	~~W~~	8,094,089
Interest income		24,104		694		1,322	Interest expense		5,608		3,912		3,778
Rental income		4,883		1,273		1,014	Selling and administrative expenses		171,400		259,038		156,157
Others		12,409		8,107		3,074	Others		18,703		85,288		44,455

	~~W~~	8,153,327	~~W~~	7,680,520	~~W~~	8,298,479		~~W~~	8,153,327	~~W~~	7,680,520	~~W~~	8,298,479

Eliminations of significant intercompany receivables and payables as of December 31, 2007 and 2006, are as follows:

	Receivables					Payables
	2007		2006			2007		2006
	(In millions of Korean won)

Trade accounts and notes receivable	~~W~~	740,252	~~W~~	709,207	Trade accounts and notes payable	~~W~~	468,811	~~W~~	494,980
Short-term loans receivable		117,938		41,642	Short-term borrowings		136,750		71,630
Other accounts and notes receivable		11,673		8,431	Other accounts and notes payable		263,149		173,648
Long-term loans receivable		54,192		56,613	Long-term debts		24,443		25,121
Other assets		201,439		113,497	Other liabilities		232,341		164,011

	~~W~~	1,125,494	~~W~~	929,390		~~W~~	1,125,494	~~W~~	929,390

30.	Segment and Regional Information

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2007:

			Engineering and						Consolidation
	Steel		Construction		Trading		Others		Adjustment		Consolidated
	(In millions of Korean won)

Statement of income
Sales	~~W~~	27,910,722	~~W~~	3,801,882	~~W~~	4,018,003	~~W~~	3,989,066	~~W~~	(8,111,932)	~~W~~	31,607,741
Less: Inter-segment		(4,738,741)		(1,092,309)		(874,520)		(1,406,362)		8,111,932		—

Net sales	~~W~~	23,171,981	~~W~~	2,709,573	~~W~~	3,143,483	~~W~~	2,582,704	~~W~~	—	~~W~~	31,607,741

Operating profit	~~W~~	4,523,589	~~W~~	284,632	~~W~~	31,068	~~W~~	198,225	~~W~~	(117,653)	~~W~~	4,919,861
Depreciation and amortization		1,919,594		16,188		5,591		160,778		24,578		2,126,729
Balance sheet
Inventories	~~W~~	4,258,206	~~W~~	454,338	~~W~~	126,182	~~W~~	145,708	~~W~~	(82,418)	~~W~~	4,902,016
Investments		8,205,751		565,983		333,688		775,105		(4,641,501)		5,239,026
Property, plant and equipment		15,110,911		142,157		198,856		1,341,015		(1,211,174)		15,581,765
Intangible assets		246,932		25,152		897		166,992		130,806		570,779
Goodwill		—		—		—		75,556		—		75,556

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2006:

			Engineering and						Consolidation
	Steel		Construction		Trading		Others		Adjustment		Consolidated
	(In millions of Korean won)

Statement of income
Sales	~~W~~	23,727,533	~~W~~	3,752,233	~~W~~	3,046,127	~~W~~	2,986,879	~~W~~	(7,670,446)	~~W~~	25,842,326
Less: Inter-segment		(3,984,759)		(1,631,547)		(632,841)		(1,421,299)		7,670,446		—

Net sales	~~W~~	19,742,774	~~W~~	2,120,686	~~W~~	2,413,286	~~W~~	1,565,580	~~W~~	—	~~W~~	25,842,326

Operating profit	~~W~~	4,078,997	~~W~~	282,489	~~W~~	24,202	~~W~~	252,283	~~W~~	(248,824)	~~W~~	4,389,147
Depreciation and amortization		1,712,672		12,284		5,967		141,114		(89,299)		1,782,738
Balance sheet
Inventories	~~W~~	3,550,674	~~W~~	225,378	~~W~~	127,600	~~W~~	217,963	~~W~~	(103,410)	~~W~~	4,018,205
Investments		5,867,366		434,047		276,560		527,388		(3,393,443)		3,711,918
Property, plant and equipment		14,075,709		75,712		201,797		1,358,874		(1,068,972)		14,643,120
Intangible assets		258,874		25,889		430		125,147		146,742		557,082
Goodwill		—		—		—		90,105		—		90,105

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2005:

			Engineering and						Consolidation
	Steel		Construction		Trading		Others		Adjustment		Consolidated
	(In millions of Korean won)

Statement of income
Sales	~~W~~	24,886,534	~~W~~	3,993,961	~~W~~	3,373,587	~~W~~	2,340,775	~~W~~	(8,293,069)	~~W~~	26,301,788
Less: Inter-segment		(3,974,711)		(1,845,747)		(990,742)		(1,481,869)		8,293,069		—

Net sales	~~W~~	20,911,823	~~W~~	2,148,214	~~W~~	2,382,845	~~W~~	858,906	~~W~~	—	~~W~~	26,301,788

Operating profit	~~W~~	5,879,972	~~W~~	244,910	~~W~~	24,453	~~W~~	190,378	~~W~~	(256,437)	~~W~~	6,083,276
Depreciation and amortization		1,604,241		11,874		7,626		70,693		(81,880)		1,612,554
Balance sheet
Inventories	~~W~~	3,275,723	~~W~~	205,622	~~W~~	102,569	~~W~~	314,233	~~W~~	(105,553)	~~W~~	3,792,594
Investments		4,662,747		348,143		273,938		468,074		(2,611,346)		3,141,556
Property, plant and equipment		12,223,681		63,747		213,681		571,320		(800,719)		12,271,710
Intangible assets		326,780		26,712		505		110,527		(10,815)		453,709

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Substantially all of the Company’s operations are for the production of steel products. Net sales for the years ended December 31, 2007, 2006 and 2005, and non-current assets by geographic location as of December 31, 2007 and 2006, are as follows:

	Sales(1)						Long Lived-Asset
	2007		2006		2005		2007		2006
	(In millions of Korean won)

Customer Location
Korea	~~W~~	19,969,637	~~W~~	17,250,163	~~W~~	18,566,060	~~W~~	15,603,437	~~W~~	14,658,557
Japan		1,741,972		1,311,685		1,371,510		114,190		59,540
China		4,503,900		3,070,422		3,117,909		1,153,915		1,102,657
Asia/Pacific, excluding Japan and China		2,041,587		1,486,331		1,502,205		131,998		164,018
North America		732,002		610,240		550,331		387		88,794
Others		2,618,644		2,113,485		1,193,773		228,986		48,866
Consolidation adjustments		—		—		—		(1,080,368)		(922,230)

	~~W~~	31,607,742	~~W~~	25,842,326	~~W~~	26,301,788	~~W~~	16,152,545	~~W~~	15,200,202

(1)	Represents revenues, net of consolidation adjustments, incurred based on customers’ locations instead of the Company and subsidiaries’ locations.

Condensed consolidated balance sheets as of December 31, 2007 and 2006, categorized by type of business are as follows:

	Non-Financial Institution				Financial Institution
	2007		2006		2007		2006
	(In millions of Korean won)

Assets
Current assets	~~W~~	14,315,689	~~W~~	12,161,686	~~W~~	77,844	~~W~~	75,267
Non-Current assets		21,748,269		18,776,636		132,961		135,484
Investment assets		5,109,363		3,576,481		129,663		135,437
Property, plant and equipment		15,581,387		14,643,073		378		47
Intangible assets		570,724		557,082		55		—
Other non-current assets		486,795		—		2,865		—

Total Assets	~~W~~	36,063,958	~~W~~	30,938,322	~~W~~	210,805	~~W~~	210,751

Liabilities
Current liabilities	~~W~~	6,533,867	~~W~~	4,994,824	~~W~~	90,748	~~W~~	87,471
Non-Current liabilities		4,532,167		3,664,895		241		141

Total Liabilities	~~W~~	11,066,034	~~W~~	8,659,719	~~W~~	90,989	~~W~~	87,612

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed consolidated statements of income for the years ended December 31, 2007 and 2006, categorized by type of business are as follows:

	Non-Financial Institution				Financial Institution
	2007		2006		2007		2006
	(In millions of Korean won)

Sales	~~W~~	31,594,856	~~W~~	25,832,162	~~W~~	12,885	~~W~~	10,164
Cost of goods sold		24,896,387		19,891,544		6,276		5,220
Selling and administrative expenses		1,781,474		1,553,868		3,743		2,547

Operating income		4,916,995		4,386,750		2,866		2,397
Non-operating income		805,060		743,536		13,447		5,687
Non-operating expenses		834,844		851,338		4,593		2,441

Net income before income tax expense		4,887,211		4,278,948		11,720		5,643
Income tax expense		1,273,328		921,382		898		569
Net income of Subsidiaries before purchasing		(53,259)		9,558		—		—

Net income	~~W~~	3,667,142	~~W~~	3,348,008	~~W~~	10,822	~~W~~	5,074

Net income attributable to controlling interest	~~W~~	3,547,838	~~W~~	3,309,107	~~W~~	10,822	~~W~~	5,074
Net income attributable to minority interest	~~W~~	119,304	~~W~~	38,901	~~W~~	—	~~W~~	—

31.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007		2006		2005
	(In millions of Korean won)

Noncash financing activities:
Reclassification of current portion of loans from foreign financial institutions	~~W~~	879	~~W~~	8,797	~~W~~	9,065
Reclassification of current portion of long-term debt		22,858		164,370		54,933
Reclassification of current portion of debentures		460,192		231,100		991,609
Reclassification of current portion of held-to-maturity securities		192,393		153,476		2,688

Certain amounts in consolidated financial statements as of and for the year ended December 31, 2006 and 2005, have been reclassified to conform to the December 31, 2007 consolidated financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

32.	Professional Staff Development Costs

The Company’s expenditures on education and training fees in relation to the development of professional personnel for the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007		2006		2005
	(In millions of Korean won)

Fees for studying abroad	~~W~~	6,314	~~W~~	3,999	~~W~~	3,319
Fees for offsite training		3,025		4,498		4,217
Tutorial fees		3,905		3,778		5,548
Others		13,782		11,783		14,275

	~~W~~	27,026	~~W~~	24,058	~~W~~	27,359

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

33.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarships, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to ~~W~~481,713 million for the year ended December 31, 2007 (2006: ~~W~~537,242 million, 2005: ~~W~~714,157 million).

34.	The Effect from Adjustment of Accounting Policy in Consolidated Subsidiaries

The accounting policy and estimates of the consolidated subsidiaries have been adjusted to confirm that of the Company. The effect of adjustments for the years ended December 31, 2007 and 2006, are as follows:

	2007
	Net Assets Value
	before			Adjustment	Net Assets Value
	Adjustment			Amount	after Adjustment
	(In millions of Korean won)

Posteel Co., Ltd.	~~W~~	324,736	~~W~~	(626)	~~W~~	324,110
POSCON Co., Ltd.		149,729		901		150,630
Pohang Coated Steel Co., Ltd.		275,322		(2,821)		272,501
POSCO Asia Co., Ltd.(POA)		20,861		(544)		20,317
Zhanjiagang Pohang Stainless Steel Co.,Ltd (ZPSS)		569,173		(42,750)		526,423
POSCO Investment Co., Ltd.		68,609		(1,574)		67,035
POSCO Refractories & Environment Company Ltd.(POSREC)		132,953		6,451		139,404
Qingdao Pohang Stainless Steel Co., Ltd.		83,558		(6,215)		77,343
POSCO-Japan Co., Ltd.		58,188		(545)		57,643
Samjung Packing & Aluminum Co., Ltd.		77,793		2,362		80,155
POSCO Power Corp.		523,318		(1,509)		521,809

	2006
	Net Assets Value
	before			Adjustment	Net Assets Value
	Adjustment			Amount	after Adjustment
	(In millions of Korean won)

Posteel Co., Ltd.	~~W~~	293,447	~~W~~	(650)	~~W~~	292,797
POSCON Co., Ltd.		129,593		(769)		128,824
Pohang Coated Steel Co., Ltd.		267,016		(2,922)		264,094
POSCO Asia Co., Ltd.(POA)		18,353		(349)		18,004
Zhanjiagang Pohang Stainless Steel Co.,Ltd (ZPSS)		481,471		(32,705)		448,766
POSCO Investment Co., Ltd.		64,793		(1,556)		63,237
POSCO Refractories & Environment Company Ltd.(POSREC)		120,342		(5,403)		114,939
Qingdao Pohang Stainless Steel Co., Ltd.		63,728		(4,309)		59,419
POSCO-Japan Co., Ltd.		49,481		(337)		49,144
Samjung Packing & Aluminum Co., Ltd.		68,955		(1,501)		67,454

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

35.	Significant Differences between Korean GAAP and U.S. GAAP

Reconciliation to U.S. Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2007, 2006 and 2005 and the net income for each of the three year periods ended to the extent described below.

A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.

(a)  Reconciliation of net income from Korean GAAP to U.S. GAAP

	Adjustments		Income Tax		Adjustments
	before Income Tax		Effect		after Income Tax
	(In millions of Korean won, except share data)

For the year ended December 31, 2007
Net income under Korean GAAP					~~W~~	3,558,660
Adjustments:
Fixed asset revaluation	~~W~~	16,985	~~W~~	(4,671)		12,314
Capitalized costs		23,853		(6,560)		17,293
Capitalized repairs		(882)		243		(639)
Investment securities		511		(141)		370
Amortizing of goodwill		29,160		(8,019)		21,141
Derivatives		(71,011)		19,529		(51,482)
Others, net		10,193		(2,803)		7,390

	~~W~~	8,809	~~W~~	(2,422)	~~W~~	6,387

Net income as adjusted in accordance with U.S. GAAP					~~W~~	3,565,047

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					~~W~~	46,938

Weighted-average shares outstanding						75,952,869

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Adjustments		Income Tax		Adjustments
	before Income Tax		Effect		after Income Tax
	(In millions of Korean won, except share data)

For the year ended December 31, 2006
Net income under Korean GAAP					~~W~~	3,314,181
Adjustments:
Fixed asset revaluation	~~W~~	20,152	~~W~~	(5,542)		14,610
Capitalized costs		35,435		(9,745)		25,690
Capitalized repairs		(1,269)		349		(920)
Investment securities		54,070		(14,869)		39,201
Amortizing of goodwill		25,322		(6,964)		18,358
Others, net		(4,588)		1,263		(3,325)

	~~W~~	129,122	~~W~~	(35,508)	~~W~~	93,614

Net income as adjusted in accordance with U.S. GAAP					~~W~~	3,407,795

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					~~W~~	43,304

Weighted-average shares outstanding						78,694,181

	Adjustments		Income Tax		Adjustments
	before Income Tax		Effect		after Income Tax
	(In millions of Korean won, except share data)

For the year ended December 31, 2005
Net income under Korean GAAP					~~W~~	4,022,492
Adjustments:
Fixed asset revaluation	~~W~~	19,301	~~W~~	(5,222)		14,079
Capitalized costs		15,381		(4,230)		11,151
Capitalized repairs		(5,312)		1,461		(3,851)
Investment securities		81,659		(22,456)		59,203
Amortizing of goodwill		8,875		(2,441)		6,434
Others, net		4,187		(12,097)		(7,910)

	~~W~~	124,091	~~W~~	(44,985)	~~W~~	79,106

Net income as adjusted in accordance with U.S. GAAP					~~W~~	4,101,598

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP					~~W~~	51,789

Weighted-average shares outstanding						79,198,135

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b)  Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP

	Adjustments		Income Tax		Adjustments
	before Income Tax		Effect		after Income Tax
	(In millions of Korean won)

As of December 31, 2007
Total shareholders’ equity under Korean GAAP					~~W~~	25,117,740
Minority interest						(633,657)

						24,484,083
Adjustments:
Fixed asset revaluation	~~W~~	(136,471)	~~W~~	15,041		(121,430)
Capitalized costs		345,496		(95,011)		250,485
Capitalized repairs		1,573		(433)		1,140
Investment securities		(71,762)		19,735		(52,027)
Amortization of goodwill		63,356		(17,423)		45,933
Derivatives		(71,011)		19,529		(51,482)
Others, net		5,664		(1,558)		4,106

	~~W~~	136,845	~~W~~	(60,120)	~~W~~	76,725

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					~~W~~	24,560,809

	Adjustments		Income Tax		Adjustments
	before Income Tax		Effect		after Income Tax
	(In millions of Korean won)

As of December 31, 2006
Total shareholders’ equity under Korean GAAP					~~W~~	22,401,742
Minority interest						(489,208)

						21,912,534
Adjustments:
Fixed asset revaluation	~~W~~	(155,755)	~~W~~	19,986		(135,769)
Capitalized costs		321,643		(88,452)		233,191
Capitalized repairs		2,455		(675)		1,780
Investment securities		(84,269)		23,174		(61,095)
Amortizing of goodwill		34,196		(9,404)		24,792
Cumulative effect of FAS 123R		(4,097)		1,127		(2,970)
Others, net		(431)		119		(312)

	~~W~~	113,742	~~W~~	(54,125)	~~W~~	59,617

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					~~W~~	21,972,151

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Adjustments		Income Tax		Adjustments
	before Income Tax		Effect		after Income Tax
	(In millions of Korean won)

As of December 31, 2005
Total shareholders’ equity under Korean GAAP					~~W~~	19,873,677
Minority interest						(384,670)

						19,489,007
Adjustments:
Fixed asset revaluation	~~W~~	(175,907)	~~W~~	25,528		(150,379)
Capitalized costs		286,208		(78,707)		207,501
Capitalized repairs		3,724		(1,024)		2,700
Investment securities		(66,594)		18,313		(48,281)
Amortization of goodwill		8,875		(2,441)		6,434
Others, net		60		(8,873)		(8,813)

	~~W~~	56,366	~~W~~	(47,204)	~~W~~	9,162

Shareholders’ equity, as adjusted, in accordance with U.S. GAAP					~~W~~	19,498,169

(c)	Fixed asset revaluation

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

Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized for the years ended December 31, 2007, 2006 and 2005 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to ~~W~~1,048 million, ~~W~~(2,099) million and ~~W~~8,097 million for the years ended December 31, 2007, 2006 and 2005, respectively.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Capitalized interest for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
	(In millions of Korean won)

Capitalized interest	~~W~~	104,014	~~W~~	123,350	~~W~~	86,269
Depreciation of capitalized interest		(73,888)		(72,034)		(60,581)

Net income impact	~~W~~	30,126	~~W~~	51,316	~~W~~	25,688

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

U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets which arose mostly from research and development cost for the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007		2006		2005
	(In millions of Korean won)

Net income impact	~~W~~	(7,321)	~~W~~	(13,782)	~~W~~	(18,404)

(e)	Capitalized repairs

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

Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002. As of December 31, 2007, the guarantees issued or modified after December 31, 2002 by the Company for the repayment of loans amounts to ~~W~~147,100 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (Note 16). The fair value of the liability recorded at the inception is amortized into income over the life of the guarantee contract. The Company has recognized the fair value of liabilities net of amortization amounting to ~~W~~(566) million and ~~W~~(417) million and ~~W~~1,732 for the years ended December 31, 2007, 2006 and 2005, respectively. This adjustment is included in Others, net.

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

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

The Company remeasured the value of its stock appreciation rights as of January 1, 2006 and applied the estimated future forfeitures, which resulted in a cumulative effect of change in accounting principle, net of tax, totaling ~~W~~(2,970) million.

The following table illustrates the effect on Net Income and Earnings per Share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock-based employee compensation for the year ended December 31, 2005:

	2005
	(In millions of Korean won,
	except per-share amounts)

Net Income, as reported	~~W~~	4,101,598
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		4,574
Deduct: Stock-based employee compensation expense determined under the fair value method, net of related tax effects		(6,457)
Pro forma net earnings		4,099,715
Earning per share-basic:
As reported		51,789
Pro forma		51,765
Earning per share-diluted:
As reported		51,789
Pro forma		51,765

As the share appreciation right is classified as liability awards, the fair value of stock options granted was remeasured as of the reporting date using a Black-Scholes option-pricing model with the following weighted average assumptions:

2007

Dividend yield range	1.74 ~2.98%
Expected volatility range	34.44 ~49.38%
Risk-free interest rate range	5.52 ~5.89%
Expected lives (in years)	0.45 ~3.51

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

U.S. GAAP reconciliation adjustments for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2007, 2006 and 2005 are included in Others, net and are as follows:

	2007		2006		2005
	(In millions of Korean won)

Net income impact	~~W~~	10,759	~~W~~	(4,171)	~~W~~	2,455

The total stock compensation expense, in accordance with U.S. GAAP, for the years ended December 31, 2007, 2006 and 2005 amounts to ~~W~~113,122 million, ~~W~~54,056 million and ~~W~~15,782 million, respectively.

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

Under U.S. GAAP, if the decline in fair value of investments classified as either available-for-sale or held to maturity is determined to be other-than-temporary, the cost basis of the individual security is written down to fair value as the new cost basis and the amount of the impairment loss is charged to current operations. In addition, U.S. GAAP prohibits gain recognition based on subsequent recoveries of previously impaired investments.

Both Korean GAAP and U.S. GAAP requires that all unrealized gains and losses arising from available-for-sale securities be recorded in accumulated other comprehensive income.

No other-than-temporary impairment is recorded for available-for-sale or held-to-maturity securities for the years ended December 31, 2007, 2006 and 2005.

(ii)	Recognition of gain on disposal of available for sale investments

The Company disposed certain securities that had been previously impaired under U.S. GAAP purposes. The fair value of these securities subsequently recovered resulting in the reversal of the impairment under Korean GAAP. As a result, the Company’s cost basis relating to those securities was higher under Korean GAAP than under U.S. GAAP. This difference in cost basis resulted in a gain of ~~W~~511 million under U.S. GAAP upon disposal.

A summary of the U.S. GAAP adjustments relating to investment securities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
	(In millions of Korean won)

Impairment loss	~~W~~	—	~~W~~	(1,026)	~~W~~	(7,882)
Recognition of gains on disposal		511		55,096		89,541

Net income impact	~~W~~	511	~~W~~	54,070	~~W~~	81,659

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Information with respect to available-for-sale debt and equity securities as of December 31, 2007, 2006 and 2005 is as follows:

Investment Securities:

	2007		2006		2005
	(In millions of Korean won)

Book value at prior yearend plus investment acquired during current year	~~W~~	4,049,311	~~W~~	2,420,474	~~W~~	1,864,297
Unrealized gains and losses incurred during current year		498,711		443,097		328,276
Permanent impairment loss incurred during current year		(4,340)		(1,970)		(11,605)

Fair value (Korean GAAP)		4,543,682		2,861,601		2,180,968
Accumulated other-than-temporary impairment		(73,851)		(86,357)		(68,682)

Fair value (US GAAP)	~~W~~	4,469,831	~~W~~	2,775,244	~~W~~	2,112,286

(i)	Goodwill

Under Korean GAAP, goodwill is amortized over the useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. The Company amortizes goodwill over five years using straight-line method. Under U.S. GAAP, goodwill is not subject to amortization rather an impairment test is required at least annually.

(j)	Embedded Derivatives

The Company issued exchangeable bonds in 2003. The exchangeable bonds are exchangeable into SK Telecom American Depository Receipts at the option of the holders. The exchangeable right is considered an embedded derivative instrument. Both Korean GAAP and U.S. GAAP requires that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument if all of the specific criteria are met.

The difference between Korean GAAP and U.S. GAAP in accounting for embedded derivatives relates to condition of readily convertible to cash when determining it could be settled net (net settlement condition which is one of characteristics of derivative).

Under Korean GAAP, when the total number of shares to be converted in the contract is significant compared to the daily transaction volume, this embedded equity conversion option to shares does not regarded as an embedded derivative because it could not meet the characteristics of readily convertible to cash which is one of criteria in determining net settlement condition.

Under U.S. GAAP, in assessing whether a contract, which can contractually be settled in increments, meets definition of net settlement, an entity must determine whether or not the quantity of the asset to be received from the settlement of one increment is considered readily convertible to cash. If the contract can be settled in increments and those increments are considered readily convertible to cash, the entire contract meets the definition of net settlement.

(k)	Deferred Income Taxes

In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects that result from differences between the reported Korean GAAP and U.S. GAAP amounts.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

36.	Additional Financial Information in Accordance with U.S. GAAP

(a)	Deferred taxes in accordance with U.S. GAAP

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2007, 2006 and 2005, computed under U.S. GAAP, and a description of the consolidated financial statement items that created these differences are as follows:

	2007		2006		2005
	(In millions of Korean won)

Deferred tax assets:
Fixed asset revaluation	~~W~~	15,041	~~W~~	19,986	~~W~~	25,528
Investment securities		—		221,139		77,984
Impairment loss on fixed assets		121,483		129,264		129,135
Impairment loss on investment securities		19,735		45,979		23,078
Allowance for doubtful accounts		80,532		91,478		61,142
Allowance for severance benefits		32,399		21,964		101,867
Depreciation expense		—		2,168		18,980
Capital expenditures		—		74		—
Research and development expense		—		—		12,988
Deferred taxes related to OCI		—		12,141		182,824
Denied accrual expenses		—		78,402		120,198
Derivatives		19,529		—		—
Others		292,116		45,172		86,287

Total deferred tax assets		580,835		667,767		840,011

	2007		2006		2005
	(In millions of Korean won)

Deferred tax liabilities:
Gain on valuation of equity method investments		178,171		118,895		134,441
Reserve for repairs		82,982		110,930		132,120
Accrued income		2,313		16,446		917
Reserve for technology		303,756		397,375		388,117
Capitalized repairs		433		675		1,024
Capitalized costs		95,011		89,361		78,707
Deferred taxes related to OCI		372,366		141,155		162,434
Others		—		—		30,159

Total deferred tax liabilities		1,035,032		874,837		927,919

Net deferred tax assets (liabilities)	~~W~~	(454,197)	~~W~~	(207,070)	~~W~~	(87,908)

(b)	Comprehensive income

Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to owners,

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2007, 2006 and 2005 is summarized as follows:

	2007		2006		2005
	(In millions of Korean won)

Net income, as adjusted, in accordance with U.S GAAP	~~W~~	3,565,047	~~W~~	3,407,795	~~W~~	4,101,598
Other comprehensive income, net of tax:
Foreign currency translation adjustments		74,982		(51,838)		(7,150)
Change in a fair value of a derivative instrument		(4,034)		—		—
Unrealized gains (losses) on investments		521,124		351,307		85,195
Reclassification adjustment for losses (gains)included in income		(658)		43,135		(1,665)

Comprehensive income, as adjusted, in accordance with U.S. GAAP	~~W~~	4,156,461	~~W~~	3,750,399	~~W~~	4,177,978

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Accumulated other comprehensive income as of December 31, 2007, 2006 and 2005, is summarized as follows:

	Foreign		Change in a		Unrealized		Accumulated
	Currency		Fair Value of		Gains		Other
	Translation		a Derivative		(Losses) on		Comprehensive
	Adjustments		Instrument		Investments		Income
	(In millions of Korean won)

Balance, December 31, 2004	~~W~~	11,536	~~W~~	—	~~W~~	177,723	~~W~~	189,259
Foreign currency translation adjustments,
net of tax benefit of ~~W~~2,712 million		(7,150)		—		—		(7,150)
Unrealized gains on investments, net of tax expense of ~~W~~(32,316) million		—		—		85,195		85,195
Less: Reclassification adjustment for net realized gain included in income, net of tax expense of ~~W~~632 million		—		—		(1,665)		(1,665)

Current period change		(7,150)		—		83,530		76,380

Balance, December 31, 2005	~~W~~	4,386	~~W~~	—	~~W~~	261,253	~~W~~	265,639
Foreign currency translation adjustments,
net of tax benefit of ~~W~~19,663 million		(51,838)		—		—		(51,838)
Unrealized gains on investments, net of tax expense of ~~W~~(147,661) million		—		—		351,307		351,307
Add: Reclassification adjustment for net realized losses included in income, net of tax benefit of ~~W~~(16,362) million		—		—		43,135		43,135

Current period change		(51,838)		—		394,442		342,604

Balance, December 31, 2006	~~W~~	(47,452)	~~W~~	—	~~W~~	655,695	~~W~~	608,243
Foreign currency translation adjustments,
net of tax expense of ~~W~~(28,441) million		74,982		—		—		74,982
Change in a fair value of a derivative instrument, net of tax benefit of ~~W~~1,530 million		—		(4,034)		—		(4,034)
Unrealized gains on investments, net of tax expense of ~~W~~(197,667) million		—		—		521,124		521,124
Add: Reclassification adjustment for net realized losses included in income, net of tax benefit of ~~W~~249 million		—		—		(658)		(658)

Current period change		74,982		(4,034)		520,466		591,414

Balance, December 31, 2007	~~W~~	27,530	~~W~~	(4,034)	~~W~~	1,176,161	~~W~~	1,199,657

(c)	Fair Value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(i) Cash and cash equivalents, short-term financial instruments, trading securities, trade accounts and notes receivable, trade accounts and notes payable, and short-term borrowings

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

The estimated fair values of the Company’s financial instruments stated under Korean GAAP as of December 31, 2007 and 2006 are summarized as follows:

	2007				2006
	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value
	(In millions of Korean won)

Cash and cash equivalents	~~W~~	1,292,581	~~W~~	1,292,581	~~W~~	936,288	~~W~~	936,288
Short-term financial instruments		1,743,079		1,743,079		867,310		867,310
Trading securities		1,286,939		1,286,939		2,000,647		2,000,647
Trade accounts and notes receivable, including long-term loans		3,819,857		3,819,857		3,845,106		3,845,106
Investment securities		5,178,723		5,178,723		3,165,055		3,165,055
Short-term borrowings		1,572,020		1,572,020		1,238,749		1,238,749
Trade accounts and notes payable		2,246,890		2,246,890		1,507,227		1,507,227
Long-term debt, including current portion		3,789,889		3,808,261		3,129,914		3,189,205

(d)	Minority interest

Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

(e)	Classification differences in the Consolidated Statements of Income

Certain income and expense items in the Company’s Consolidated Statements of Income including: (i) gains and losses on disposal of property, plant and equipment; (ii) impairment of property, plant and equipment; (iii) gains on recovery of allowance for doubtful accounts; (iv) other bad debt expenses; (v) and provision for early retirement benefits have been classified as non-operating under Korean GAAP and excluded from the determination of operating income. Under U.S. GAAP, the above noted income and expense items would be included in the determination of operating income. After reclassification of those items, operating income under U.S. GAAP

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

would be ~~W~~4,990,642 million and ~~W~~4,306,707 million and ~~W~~5,725,875 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Components of “Other” non-operating expenses

“Other” non-operating expenses disclosed within the Korean GAAP Consolidated Statements of Income are comprised of the following:

	2007		2006		2005
	(In millions of Korean won)

Loss on disposal of investments	~~W~~	17,660	~~W~~	66,116	~~W~~	121,474
Loss on impairment of property, plant
and equipment		1,011		2,740		—
Provision for early retirement benefits(1)		—		14,672		418,567
Additional payment of income tax		—		13,472		194,506
Others		77,097		107,847		119,543

Total	~~W~~	95,768	~~W~~	204,847	~~W~~	854,090

(1)	In 2000, the Company initiated an ongoing plan to offer special termination benefits to employees who voluntarily accept early retirement and received applications for early retirement from employees. The Company recorded no expense for the year ended December 31, 2007 and recorded an expense amounting to ~~W~~14,672 million and ~~W~~418,567 million, for the years ended December 31, 2006 and 2005, respectively, which represents lump sum early retirement benefits which were either paid or accrued for the applicants who were notified of acceptance and approval of their applications at each year end. The employees were terminated effective on or before December 31, 2006 and all liabilities associated with these early retirement benefits were settled by December 2006.

(f)	Consolidated statement of cash flows

Under both Korean GAAP and US GAAP, cash flows are classified under operating activities, investing activities and financing activities.

Under U.S. GAAP, cash flows related to purchases and sales of trading securities are classified as cash flows from operating activities. However, under Korean GAAP, they are classified as cash flows from investing activities. Net cash flows from purchases and sales of trading securities are ~~W~~891,031 million, ~~W~~806,341 million and ~~W~~221,705 million for the years ended December 31, 2007, 2006 and 2005, respectively.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Components of “Others” financing activities

“Others” financing activities disclosed within the Korean GAAP Consolidated Statements of cash flows are comprised of the following:

	2007		2006		2005
	(In millions of Korean won)

Proceeds from other current liabilities	~~W~~	—	~~W~~	88,907	~~W~~	2,289
Repayment of other current liabilities		—		—		(1,640)
Dividends paid by subsidiaries		(13,765)		(7,530)		(11,300)
Issuance of new shares by subsidiaries		1,996		67,431		39,675
Additional acquisition of interest of subsidiaries(*)		(142,778)		(42,165)		(308,887)
Proceeds from disposal of interest of subsidiaries		11,338		—		—

Total	~~W~~	(143,209)	~~W~~	106,643	~~W~~	(279,863)

(*)	Additional acquisition of minority interests in a subsidiary is classified as investment activities under US GAAP, while it is required to be classified as financing activities under Korean GAAP.

(g)	Segment

The following table provides information on reconciliation of total assets of the reportable segments under Korean GAAP as of December 31, 2007:

									Subtotal
									before		Reconciling
	Steel		Construction		Trading		Others		Elimination		Adjustments		Consolidated
	(In millions of Korean won)

Segments’ total assets	~~W~~	33,869,372	~~W~~	3,246,818	~~W~~	1,195,492	~~W~~	4,295,711	~~W~~	42,607,393	~~W~~	(6,332,630)	~~W~~	36,274,763

37.	Recent Accounting Pronouncements

U.S. GAAP

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurement”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except as amended by FASB position (FSP) SFAS 157-1 and FSP SFAS 157-2 as described further below. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The Company is currently evaluating the impact that SFAS 157 may have on the consolidated financial position, results of operations or cash flows. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008. In February 2008, the FASB issued FSP SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions” and FSP SFAS 157-2, “Effective Date of FASB Statement No. 157”. FSP SFAS 157-1 removes leasing from the scope of SFAS No. 157, “Fair Value Measurements”. FSP SFAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In February 2007, the FASB issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits companies and not-for-profit organizations to make a one-time

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact that SFAS 159 may have on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). Under SFAS No. 141(R), companies are required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. This statement further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. The Company is in the process of evaluating the impact that SFAS 141 (revised 2007) may have on the consolidated financial statements. This statement will be effective for the Company for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008.

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (FAS 160). FAS 160 requires all entities to report noncontrolling interests in subsidiaries (also known as minority interests) as a separate component of equity in the consolidated statement of financial position, to clearly identify consolidated net income attributable to the parent and to the noncontrolling interest on the face of the consolidated statement of income and to provide sufficient disclosure that clearly identifies and distinguishes between the interest of the parent and the interests of noncontrolling owners. FAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 is effective as of January 1, 2009. The Company is in the process of evaluating the impact that FAS 160 may have on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161,“Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of evaluating the impact that SFAS 161 may have on the consolidated financial statements. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO

(Registrant)

/s/  Lee, Ku-Taek
Name:     Lee, Ku-Taek

Title:	Chief Executive Officer
and Representative Director

Date: June 24, 2008

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006)*
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
7.1	—	Computation of ratio of earnings to fixed charges
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consent of Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers

*	Filed previously