Form 20-F
period 2008-12-31
POSCO
filed 2009-06-29
CIK 889132

As filed with the Securities and Exchange Commission on June 29, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Park, Sung-Jin
POSCO Center, 892 Daechi-4-dong, Gangnam-gu,
Seoul, Korea 135-777
Telephone: +82-2-3457-0428; E-mail: sjp0428@posco.com; Facsimile: +82-2-3457-1982
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
None

As of December 31, 2008, there were 76,569,916 shares of common stock, par value Won 5,000 per share, outstanding
(not including 10,616,919 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	The Bank of New York Mellon.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.

“Commercial Code”	Commercial Code of the Republic of Korea

“common stock”	Common stock, par value Won 5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.

“Dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea

“Government”	The government of the Republic of Korea.

“Yen” or “JPY”	The currency of Japan.

“Korea”	The Republic of Korea.

“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“We”	POSCO and its consolidated subsidiaries.

“Pohang Works”	Pohang Steel Works.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“Won” or “~~W~~”	The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1.A.	Directors and Senior Management

Not applicable

Item 1.B.	Advisers

Not applicable

Item 1.C.	Auditors

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 2.A.	Offer Statistics

Not applicable

Item 2.B.	Method and Expected Timetable

Not applicable

Item 3.	Key Information

Item 3.A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in certain significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2004		2005		2006		2007		2008		2008(10)
	(In billions of Won and millions of dollars, except per share data)

Korean GAAP:
Sales(1)	~~W~~	23,973	~~W~~	26,302	~~W~~	25,842	~~W~~	31,608	~~W~~	41,743	US$	33,077
Cost of goods sold(2)		17,361		18,767		19,897		24,903		32,562		25,802
Selling and administrative expenses		1,293		1,451		1,556		1,785		2,006		1,590
Operating income		5,319		6,083		4,389		4,920		7,174		5,684
Interest expense		192		149		183		240		345		273
Foreign currency transaction and translation gains (losses), net		179		159		99		(19)		(940)		(745)
Donations		170		153		155		197		143		113
Income tax expenses		1,502		1,474		922		1,274		1,734		1,374
Net income		3,841		4,007		3,353		3,678		4,350		3,447
Net income attributable to controlling interest		3,814		4,022		3,314		3,559		4,379		3,470
Net income attributable to minority interest		27		(15)		39		119		(29)		(23)
Basic and diluted earnings per share of common stock(3)		47,185		50,790		42,115		46,854		58,002		45.96
Dividends per share of common stock		8,000		8,000		8,000		10,000		10,000		7.92
U.S. GAAP(4):
Operating income	~~W~~	5,299	~~W~~	5,671	~~W~~	4,259	~~W~~	4,967	~~W~~	7,129	US$	5,649
Net income		3,460		4,102		3,408		3,565		4,106		3,254
Basic and diluted earnings per share of common stock		42,806		51,789		43,304		46,938		54,387		43.10

BALANCE SHEET DATA

	As of December 31,
	2004		2005		2006		2007		2008		2008(10)
	(In billions of Won and millions of dollars, except per share data)

Korean GAAP:
Working capital(5)	~~W~~	5,493	~~W~~	5,759	~~W~~	7,155	~~W~~	7,769	~~W~~	11,188	US$	8,865
Property, plant and equipment, net(6)		10,440		12,272		14,643		15,582		18,069		14,318
Total assets(6)		24,129		27,507		31,149		36,275		46,961		37,212
Long-term debt(7)(8)(9)		2,051		1,131		2,726		3,306		6,896		5,464
Capital stock		482		482		482		482		482		382
Total shareholders’ equity(6)		16,386		19,874		22,402		25,118		28,344		22,460
U.S. GAAP(4):
Property, plant and equipment, net	~~W~~	10,541	~~W~~	12,420	~~W~~	14,860	~~W~~	15,836	~~W~~	18,328	US$	14,523
Total assets		24,279		27,525		31,208		36,349		47,208		37,407
Total shareholders’ equity		16,208		19,498		21,972		24,561		27,759		21,996

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(4)	A description of the significant differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are provided in detail in Note 32 of Notes to Consolidated Financial Statements.

(5)	“Working capital” means current assets minus current liabilities.

(6)	Reflects revaluations of assets permitted under Korean law.

(7)	Net of current portion and discount on debentures issued.

(8)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Exchange Rate Fluctuations” and Note 23 of Notes to Consolidated Financial Statements.

(9)	Monetary assets and liabilities denominated in foreign currencies are translated into Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 28 of Notes to Consolidated Financial Statements.

(10)	Translated into U.S. Dollars at the rate of Won 1,262.0 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2008. This translation should not be construed as a representation that the Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

	At End	Average
Period	of Period	Rate(1)	High	Low
	(Per US$1.00)

2004	1,043.8	1,145.3	1,195.5	1,038.3
2005	1,013.8	1,024.2	1,060.3	998.2
2006	929.6	956.1	1,031.0	918.0
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
2009 (through June 26)	1,283.6	1,349.5	1,573.6	1,236.1
January	1,368.5	1,346.1	1,391.0	1,257.5
February	1,516.4	1,429.5	1,516.4	1,376.2
March	1,377.1	1,462.0	1,573.6	1,328.9
April	1,348.0	1,341.9	1,398.2	1,316.2
May	1,272.9	1,258.7	1,307.3	1,236.1
June (through June 26)	1,283.6	1,349.5	1,573.6	1,236.1

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

The global economic downturn may result in reduced demand and adversely affect our profitability.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for products manufactured by our customers in Korea and overseas, such as those in the automobile, shipbuilding and construction industries, which has in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to the weakening demand, we have reduced our crude steel production and sales prices in the first half of 2009. We may decide to adjust our future crude steel production or our sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. Deterioration of market conditions may also result in changes in assumptions underlying the carrying value of certain assets, which in turn could result in impairment of such assets, including intangible assets such as goodwill. We cannot predict how long the current market conditions will last. We expect the general decline in demand for our steel products to continue to prevail at least in the near future, which may adversely affect our business, results of operations or financial condition.

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea, and most of our operations and assets are located in Korea. In addition, Korea is our most important market, accounting for 68.3% of our total sales volume of steel products in 2008. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automobile, electrical appliances and downstream steel processors, and the Korean economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, developments in the Middle East, including the war in Iraq and Afghanistan, fluctuations in oil and commodity prices, and the occurrence of natural disasters or outbreaks of disease in Asia and other parts of the world have increased the uncertainty of global economic prospects and may continue to adversely affect the Korean economy. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effect on the global financial markets;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Dollar or Yen exchange rates or revaluation of the Chinese renminbi), interest rates or stock markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreements with the United States and the European Union;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues of certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome or an outbreak of avian flu or influenza A (H1N1) in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the global oil supply or fluctuations in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

Our export sales and overseas sales to customers abroad accounted for 31.7% of our total sales volume of steel products in 2008. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 64.4% of our total export sales volume for steel products in 2008, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automobile, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

The Won has fluctuated rapidly against major currencies recently. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., depreciated from Won 934.5 to US$1.00 on January 3, 2008 to Won 1,573.6 to US$1.00 on March 3, 2009. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., was Won 1,283.6 to US$1.00 on June 26, 2009. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 58.3% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2008;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX KOSPI Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

We are dependent on imported raw materials, and significant increases in market prices of essential raw materials could adversely affect our margins and profits.

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. In 2008, POSCO imported approximately 49.4 million dry metric tons of iron ore and 25.5 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and China. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal), which decreased from $116 in 2006 to $98 in 2007, increased more than three-fold to $300 in 2008. The average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 64% content) increased from $47 in 2006 to $52 in 2007 and $93 in 2008. The average price of nickel per ton (including insurance and freight costs) increased substantially from $24,254 in 2006 to $37,230 in 2007 but decreased to $21,111 in 2008. Further increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

The expansion of steel production capacity, combined with the global economic downturn, may result in intensification of production over-capacity in the global steel industry and adversely affect our profitability.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry.

Production over-capacity in the global steel industry may intensify if the slowdown of the global economy is prolonged or demand from developing countries that have experienced significant growth in the past several years does not meet the recent growth in production capacity. Production over-capacity in the global steel industry is likely to:

•	reduce export prices in Dollar terms of our principal products, which in turn may reduce our sales prices in Korea;

•	increase competition in the Korean market as foreign producers seek to export steel products to Korea as other markets experience a slowdown;

•	negatively affect demand for our products abroad and our ability to expand export sales; and

•	affect our ability to increase steel production in general.

There is no assurance that we will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy or production over-capacity will not have a material adverse effect on our business, results of operations or financial condition.

Disruptions in global credit and financial markets and the resulting governmental actions around the world could have a material adverse impact on our business and the ability to meet the funding needs of us and our customers.

Global credit markets have been experiencing difficulties and volatility since the second half of 2008. The market uncertainty that started from the U.S. residential market further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These developments have resulted in significant contraction, de-leveraging and reduced liquidity in the global credit markets, as well as bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers in September 2008. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. However, the overall impact of these legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. As liquidity and credit concerns and volatility in the global financial markets increased significantly, the value of the Won relative to the Dollar has depreciated at an accelerated rate. Such depreciation of the Won has increased the cost of imported raw materials in Won terms and our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our securities portfolio. The Korea Stock Price Index declined from 1,888.88 on May 16, 2008 to 938.75 on October 24, 2008. The Korea Stock Price Index was 1,394.53 on June 26, 2009. In addition, recent fluctuations in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically have led many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operation. Major market disruptions and the current adverse changes in market conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our business and the ability to meet the funding needs of us and our customers, as well as negatively affect our credit rating and cause the price of the ADSs to decline.

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

We may from time to time engage in acquisitions for which we may be required to seek additional sources of capital.

From time to time, we may selectively acquire or invest in companies or businesses that may complement our business. In order to finance these acquisitions, we intend to use cash on hand, funds from operations, issuances of equity and debt securities, and, if necessary, financings from banks and other sources as well as entering into consortiums with financial investors. However, no assurance can be given that we will obtain sufficient financing for such acquisitions or investments on terms commercially acceptable to us or at all. We also cannot assure you that such financings and related debt payment obligations will not have a material adverse impact on our financial condition, results of operation or cash flow.

Several of our products have been and may become subject to anti-dumping or countervailing proceedings, which may have an adverse effect on our export sales.

In recent years, several of our products have been subject to anti-dumping or countervailing proceedings, including in the United States, the European Union and China. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets may have a material adverse effect on our exports to these regions in the future. Our export sales and overseas sales to customers in the United States, Europe and China accounted for 11.4% of our total sales volume of steel products in 2008. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

Cyclical fluctuations based on macroeconomic factors may adversely affect POSCO E&C’s business and performance.

In order to complement our steel operations, we engage in engineering and construction activities through POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), an 89.5%-owned subsidiary. The engineering and construction segment, which accounted for approximately 8.8% of our consolidated sales in 2008, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, result of operations or financial condition.

Many of POSCO E&C’s domestic and overseas construction projects are on a fixed-price basis, which could result in losses for us in the event that unforeseen additional expenses arise with respect to the project.

Many of POSCO E&C’s domestic and overseas construction projects are carried out on a fixed-price basis according to a predetermined timetable, pursuant to the terms of a fixed-price contract. Under such fixed-price contracts, POSCO E&C retains all cost savings on completed contracts but is also liable for the full amount of all cost overruns and may be required to pay damages for late delivery. The pricing of fixed-price contracts is crucial to POSCO E&C’s profitability, as is its ability to quantify risks to be borne by it and to provide for contingencies in the contract accordingly.

POSCO E&C attempts to anticipate increases in costs of labor, raw materials and parts and components in its bids on fixed-price contracts. However, the costs incurred and gross profits realized on a fixed-price contract may vary from its estimates due to factors such as:

•	unanticipated variations in labor and equipment productivity over the term of a contract;

•	unanticipated increases in labor, raw material, parts and components, subcontracting and overhead costs, including as a result of bad weather;

•	delivery delays and corrective measures for poor workmanship; and

•	errors in estimates and bidding.

If unforeseen additional expenses arise over the course of a construction project, such expenses are usually borne by POSCO E&C, and its profit from the project will be correspondingly reduced or eliminated. If POSCO E&C experiences significant unforeseen additional expenses with respect to its fixed price projects, it may incur losses on such projects, which could have a material adverse effect on its financial condition and results of operations.

POSCO E&C’s domestic residential property business is highly dependent on the real estate market in Korea.

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of deteriorating conditions in the Korean economy. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures and announced that it will adopt measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. However, there can be no assurance that such measures will be successful in stabilizing the Korean real estate market. There can be no assurance that further declines in demand or prices will not take place in the Korean real estate market in the future or that the prolonged slowdown of the Korean real estate market will not have a material adverse effect on POSCO E&C’s business, results of operations or financial condition.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verification activities. In June 2008, North Korea also demolished the cooling tower at its main reactor complex in Yongbyon. However, on April 5, 2009, North Korea launched a long-range rocket over the Pacific Ocean, claiming that the launch intended to put an orbital satellite into space. The United States Northern Command issued a statement that North Korea’s long-range rocket flew over Japan, with its payload landing in the Pacific Ocean. On April 13, 2009, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. In response, North Korea announced on April 14, 2009 that it would permanently pull out of nuclear disarmament talks and restart its nuclear program. On May 25, 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution on June 12, 2009 that condemned North Korea for the nuclear test and tightened sanctions against North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our results of operations and the price of the ADSs.

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

The Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we issue new shares to persons other than our shareholders (See “Item 10.B. Memorandum and Articles of Association — Preemptive Rights and Issuance of Additional Shares”), a holder of our ADSs will experience dilution of such holding. If none of these exceptions is available, we will be required to grant preemptive rights when issuing additional common shares under Korean law. Under the deposit agreement governing the ADSs, if we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the ADR depositary, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The ADR depositary, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

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

U.S. investors may have difficulty enforcing civil liabilities against us and our directors and senior management.

We are incorporated in Korea with our principal executive offices located in Seoul. The majority of our directors and senior management are residents of jurisdictions outside the United States, and the majority of our assets and the assets of such persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon us or such persons or to enforce outside the United States judgments obtained against us or such persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or such persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an action in a Korean court predicated upon the civil liability provisions of the U.S. federal securities laws against our directors and senior management and non-U.S. experts named in this annual report.

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

We were established by the Government on April 1, 1968, under the Commercial Code, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The Government owned more than 70% of our equity until 1988, when the Government reduced its ownership of our common stock to 35% through a public offering and listing our shares on the KRX KOSPI Market. In December 1998, the Government sold all of our common stock it owned directly, and The Korea Development Bank completed the sale of our shares that it owned in September 2000. The Government no longer holds any direct interest in us, and our outstanding common stock is currently held by individuals and institutions. See “Item 7. Major Shareholders and Related Party Transactions — Item 7A. Major Stockholders.”

Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 892 Daechi-4-dong, Gangnam-gu, Seoul, Korea, and our telephone number is (822) 3457-0114.

Item 4.B.	Business Overview

The Company

We are the largest and the only fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production in 2008. We produced approximately 34.7 million tons of crude steel in 2008 (including 2.1 million tons of stainless steel), a substantial portion of which was produced at Pohang Works and Gwangyang Works. Currently, Pohang Works has 15.0 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works has an annual crude steel production capacity of 18.0 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. For a discussion of our capital expenditure plan and actual capital expenditures in recent years, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.” We manufacture and sell a diversified line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market, with domestic sales accounting for 68.3% of our total sales volume of steel products in 2008. We believe that we had an overall market share of approximately 39.1% of the total sales volume of steel products sold in Korea in 2008. Our export sales and overseas sales to customers abroad in 2007 and 2008 accounted for 33.8% and 31.7% of our total sales volume of steel products, respectively. Our major export market is Asia, with China accounting for 24.0%, Japan 18.4% and the rest of Asia 22.0% of our total steel export sales volume in 2008.

Business Strategy

Leveraging on our success during the past four decades, our goal is to strengthen our position as one of the leading steel producers in the world and strive to rank among the top three global steel companies in technology leadership, operational excellence and production capacity. In recent years, the global steel industry has undergone significant consolidation, resulting in the emergence of steel companies with expanded production capacity. We seek to achieve continued global excellence in this era of consolidation through a renewed emphasis on growth and innovation. Over the next decade, we seek to expand our position as a global company by adding significant production bases outside Korea. We also intend to secure growth by further solidifying our market position in the steel sector, while allocating additional resources into businesses that we believe will offer us greater potential returns and serve as our new growth engines, such as the engineering and construction, energy and information and technology businesses.

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

For example, we are in the process of obtaining regulatory approvals from the Indian Government for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. In Vietnam, we obtained an approval from the Vietnamese Government in November 2006 to construct steel mills with an annual production capacity of 1.2 million tons of cold rolled products and 3.0 million tons of hot rolled products. We began construction of a cold rolling mill in Vietnam with target completion in September 2009. In Mexico, we are building a plant with an annual production capacity of 0.4 million tons to produce automotive steel sheets.

We are also building a global distribution network of supply chain management centers to provide processing and logistics services and more effectively respond to changes in consumer trends in the global steel market. In 2008, we operated 35 supply chain management centers worldwide that recorded aggregate sales of 2.15 million tons of steel products. We plan to continue expanding our global network of supply chain management centers, and we expect to operate 50 centers by the end of 2011. In Korea, we plan to continue to expand our production facilities and upgrade our facilities that utilize advanced manufacturing technologies, and we plan to enhance the quality of our products through continued modernization and rationalization of our facilities.

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

Pursue Cost-Cutting through Operational and Process Innovations

We seek to achieve cost reductions in this era of increasing raw material costs through our company-wide process for innovation and enhancing efficiency of operations. We believe that strategic cost cutting measures through utilization of efficient production methods and management discipline will strengthen our corporate competitiveness. After implementation of Six Sigma innovations in recent years, we are now implementing the Quick Six Sigma program, a customized program that we believe will enhance our corporate culture that rewards innovative ideas at all stages of our operations and enable us to benchmark successful innovations to all relevant processes within the company. We will also strive to invest more in human resources development to nurture employees who are capable of working in the global environment.

Secure Procurement of Raw Materials through Strategic Investments

We purchase substantially all of the principal raw materials we use, including iron ore, coal and nickel, from sources outside Korea. Import prices of many of the principal raw materials, including iron ore and nickel, have fluctuated substantially in recent years. To secure adequate procurement of principal raw materials, we have invested and will continue to explore additional investment opportunities in various raw material development projects abroad, as well as enter into long-term contracts with leading suppliers of raw materials, principally in Australia and Brazil.

Selectively Seek Opportunities in Growth Industries

We will continue to selectively seek opportunities in growth industries to diversify our business both vertically and horizontally. New businesses not related to our steel operations in which we intend to focus our diversification include power generation, alternative energy development and information and technology. POSCO Power Corporation, our wholly-owned subsidiary that is the largest private power generation company in Korea, completed construction of a fuel cell manufacturing plant with an annual production capacity of 50 megawatts in Pohang in 2008 with the objective of enhancing the company’s ability to meet the growing demands for clean and renewable energy. Through POSDATA, a 61.9%-owned subsidiary, we also engage in information and technology consulting and wireless broadband Internet access service. Businesses related to our steel operations in which we intend to devote more resources include engineering and construction. POSCO E&C, our consolidated subsidiary and one of the leading engineering and construction companies in Korea, is primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering. We will continue to selectively seek opportunities to identify new growth engines and diversify our operations.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	For the Year Ended December 31,
	2004		2005		2006		2007		2008
	Billions		Billions		Billions		Billions		Billions
Steel Products	of Won	%	of Won	%	of Won	%	of Won	%	of Won	%

Hot rolled products	5,449	25.1	5,877	25.0	4,650	20.8	4,495	16.1	6,950	19.4
Plates	1,987	9.1	2,253	9.6	2,380	10.7	2,847	10.2	4,710	13.2
Wire rods	1,351	6.2	1,528	6.5	1,243	5.6	1,458	5.2	2,236	6.2
Cold rolled products	6,564	30.2	7,527	32.0	6,765	30.3	8,672	31.1	11,751	32.8
Silicon steel sheets	531	2.4	688	2.9	681	3.0	1,105	4.0	1,613	4.5
Stainless steel products	4,920	22.6	4,543	19.3	5,751	25.8	8,268	29.7	7,271	20.3
Others	952	4.4	1,132	4.7	859	3.8	1,003	3.7	1,305	3.6

Total	21,753	100.0	23,547	100.0	22,329	100.0	27,848	100.0	35,836	100.0

	For the Year Ended December 31,
	2004		2005		2006		2007		2008
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	10,966	34.5	10,330	33.2	9,604	31.0	8,221	25.6	8,684	25.9
Plates	3,385	10.6	3,193	10.3	3,615	11.7	3,926	12.2	4,853	14.5
Wire rods	2,503	7.9	2,366	7.6	2,153	6.9	2,222	6.9	2,524	7.5
Cold rolled products	10,242	32.2	10,468	33.6	10,864	35.1	12,146	37.8	12,736	38.0
Silicon steel sheets	705	2.2	737	2.4	686	2.2	934	2.9	1,049	3.1
Stainless steel products	2,069	6.5	1,919	6.2	2,260	7.3	2,694	8.4	2,060	6.1
Others	1,926	6.1	2,100	6.7	1,802	5.8	1,967	6.2	1,616	4.8

Total	31,796	100.0	31,115	100.0	30,984	100.0	32,110	100.0	33,522	100.0

The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 1.0 million tons in 2004, 1.0 million tons in 2005, 0.8 million tons in 2006, 1.0 million tons in 2007 and 0.9 million tons in 2008, accounting for Won 699 billion in 2004, Won 807 billion in 2005, Won 470 billion in 2006, Won 623 billion in 2007 and Won 799 billion in 2008, respectively.

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

Our deliveries of hot rolled products amounted to 8.7 million tons in 2008, representing 25.9% of our total sales volume of steel products. The Korean market accounted for 6.7 million tons or 76.8% of our hot rolled product sales in 2008, representing a domestic market share of approximately 40%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute one of our two largest product categories in terms of sales volume. In 2008, our sales volume of hot rolled products increased by 5.6% compared to 2007 primarily due to an increase in demand for steel products complying with American Petroleum Institute specifications and high-end pipe production materials.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates amounted to 4.9 million tons in 2008, representing 14.5% of our total sales volume of steel products. The Korean market accounted for 4.6 million tons or 95.7% of our plate sales in 2008, representing a domestic market share of approximately 35%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2008, our sales volume of plates increased by 23.6% compared to 2007 primarily due to an increase in demand from the shipbuilding industry.

Wire Rods

Wire rods are used mainly by manufacturers of wire, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automobile industry.

Our deliveries of wire rods amounted to 2.5 million tons in 2008, representing 7.5% of our total sales volume of steel products. The Korean market accounted for 1.9 million tons or 76.0% of our wire rod sales in 2008, representing a domestic market share of approximately 60%. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2008, our sales volume of wire rods increased by 13.6% compared to 2007 primarily due to an increase in demand from the automobile industry.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automobile industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products amounted to 12.7 million tons in 2008, representing 38.0% of our total sales volume of steel products. The Korean market accounted for 7.0 million tons or 54.7% of our cold rolled product sales in 2008, representing a domestic market share of approximately 55%.

Cold rolled products constitute our largest product category in terms of sales volume and revenue. Sales of cold rolled products in recent years have experienced growth due to an increase in demand from the automobile industry, which we were able to satisfy through an increase in production resulting from the renovation of a cold rolling mill. In 2008, our sales volume of cold rolled products increased by 4.9% compared to our sales volume in 2007.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets amounted to 1,049 thousand tons in 2008, representing 3.1% of our total sales volume of steel products. The Korean market accounted for 473 thousand tons or 45.1% of our silicon steel sheet sales in 2008, representing a domestic market share of approximately 95%.

In 2008, our sales volume of silicon steel sheets increased by 12.3% compared to 2007 due to an increase in demand from manufacturers of power transformers and generators, which we were able to satisfy through an increase in production resulting from the renovation of our silicon steel sheet manufacturing facilities.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automobile industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products amounted to 2.1 million tons in 2008, representing 6.1% of our total sales volume of steel products. The Korean market accounted for 0.9 million tons or 41.6% of our stainless steel product sales in 2008, representing a domestic market share of approximately 60%.

Stainless steel products constitute our second largest product category in terms of revenue. Although sales of stainless steel products accounted for only 6.1% of our total sales volume in 2008, they represented 20.3% of our total revenues from sales of steel products in 2008. Our sales volume of stainless steel products decreased by 23.6% in 2008 compared to 2007 due to a general decrease in demand for stainless steel products in 2008.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 68.3% of our total sales volume of steel products in 2008. Our export sales and overseas sales to customers abroad represented 31.7% of our total sales volume of steel products in 2008. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

The total Korean market for steel products amounted to 58.6 million tons in 2008. We sold a total of 22.9 million tons of steel products in Korea in 2008, maintaining an overall domestic market share of approximately 39.1% for such period.

The table below sets out sales of steel products in Korea for the periods indicated.

	For the Year Ended December 31,
	2004		2005		2006		2007		2008
	Thousands		Thousands		Thousands		Thousands		Thousands
Source	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’s sales	23,599	50.0	22,880	48.5	20,991	42.3	21,256	38.6	22,912	39.1
Other Korean steel companies’ sales	15,969	33.9	15,957	33.9	18,052	36.4	21,224	38.5	20,658	35.3
Imports(1)	7,595	16.1	8,287	17.6	10,591	21.3	12,628	22.9	15,002	25.6

Total domestic sales(1)	47,163	100.0	47,124	100.0	49,634	100.0	55,108	100.0	58,572	100.0

(1)	Source: 2008 Official Statistics, Korea Iron & Steel Association.

Total sales volume of steel products in Korea remained stagnant in 2005 compared to the prior year but increased by 5.3% in 2006, 11.0% in 2007 and 6.3% in 2008 primarily due to an increase in demand from the shipbuilding and automobile industries during such five-year period, which more than offset a decrease in demand from the construction industry in recent years. From 2004 to 2008, our domestic sales volume decreased from 23.6 million tons in 2004 to 21.0 million tons in 2006 but increased to 22.9 million tons in 2008, in part due to our efforts to increase export sales volume from 2004 to 2006 due to more favorable prices overseas as well as an increase in demand from overseas for our high value added products during such periods. Our market share decreased from 50.0% in 2004 to 38.6% in 2007 before rebounding to 39.1% in 2008.

Domestic sales volume of other Korean steel companies, such as Hyundai Steel and Dongbu Steel, increased from 16.0 million tons in 2005 to 21.2 million tons in 2007 primarily due to an increase in their production capacity, and the aggregate market share of other Korean steel companies increased from 33.9% in 2005 to 38.5% in 2007. In 2008, in part due to our decision to sell a greater portion of our sales volume to consumers in Korea due to more favorable domestic prices, domestic sales volume of other Korean steel products decreased by 2.7% to 20.7 million tons and their aggregate market share decreased to 35.3%.

In recent years, domestic consumers of steel products have also increasingly relied on imports from foreign competitors, primarily from China and Japan. Import volume of steel products steadily increased from 7.6 million tons in 2004 to 15.0 million tons in 2008, resulting in an increase in their aggregate domestic market share from 16.1% in 2004 to 25.6% in 2008.

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

Exports

Our export sales and overseas sales to customers abroad represented 31.7% of our total sales volume of steel products in 2008, 64.4% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of sales volume decreased by 2.2% to 10.6 million tons in 2008. The tables below set out our export sales and overseas sales to customers abroad in terms of sales volume of steel products by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2004		2005		2006		2007		2008
	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	3,138	38.3	2,640	32.1	2,524	25.3	3,186	29.4	2,551	24.0
Japan	1,661	20.3	1,843	22.4	1,959	19.6	2,137	19.7	1,953	18.4
Asia (other than China and Japan)	1,502	18.3	1,636	19.9	1,895	19.0	2,112	19.5	2,332	22.0
North America	737	9.0	761	9.2	963	9.6	756	7.0	760	7.2
Europe	116	1.4	34	0.4	318	3.2	546	5.0	510	4.8
Others	1,043	12.7	1,320	16.0	2,335	23.3	2,117	19.4	2,504	23.6

Total	8,198	100.0	8,234	100.0	9,994	100.0	10,854	100.0	10,610	100.0

	For the Year Ended December 31,
	2004		2005		2006		2007		2008
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	2,049	25.0	1,960	23.8	2,477	24.8	1,531	14.1	2,018	19.0
Plates	295	3.6	229	2.8	228	2.3	231	2.1	206	1.9
Wire rods	252	3.1	333	4.1	498	5.0	502	4.6	605	5.7
Cold rolled products	4,139	50.5	4,142	50.3	4,774	47.8	6,186	57.0	5,775	54.4
Silicon steel sheets	245	3.0	262	3.2	369	3.7	511	4.7	576	5.4
Stainless steel products	1,019	12.4	1,032	12.5	1,245	12.4	1,695	15.6	1,203	11.3
Others	199	2.4	276	3.3	403	4.0	198	1.9	227	2.3

Total	8,198	100.0	8,234	100.0	9,994	100.0	10,854	100.0	10,610	100.0

The table below sets out our total sales, including non-steel sales, by geographical location of customers for the periods indicated.

	For the Year Ended December 31,
Geographical Location of Customers	2006		2007		2008
	(In billions of Won)

Korea	~~W~~	17,250	~~W~~	19,970	~~W~~	26,887
China		3,070		4,504		4,876
Asia (other than China and Japan)		1,486		2,042		3,069
Japan		1,312		1,742		2,044
North America		610		732		801
Other		2,114		2,618		4,066

Total		25,842		31,608		41,743

The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

The table below sets out the world’s apparent crude steel use for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008

Apparent crude steel use (million metric tons)	1,091	1,113	1,178	1,250	1,197
Percentage of annual increase (decrease)	10.9%	2.0%	5.8%	6.1%	(4.2)%

Source: World Steel Association.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economies have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Such developments have weakened global demand in steel consumption. The World Steel Association forecasts that global apparent crude steel use is expected to decline by 14.9% to 1,018.6 million metric tons in 2009 after declining by 4.2% (1,197 million metric tons) in 2008.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to increase from 1,340 million tons in 2006 to 1,483 million tons in 2008 and expects the production capacity to increase slightly in 2009. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy is prolonged or demand from developing countries that have experienced significant growth in the past several years does not meet the recent growth in production capacity.

We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries. Our largest export market in 2008 was China, which accounted for 24.0% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China amounted to 2.5 million tons in 2006, 3.2 million tons in 2007 and 2.6 million tons in 2008. Our exports to China increased by 26.2% in 2007 primarily due to favorable market price conditions in China in 2007. Sales volume to China decreased by 19.9% in 2008 due to adverse market conditions in the second half of 2008. Our exports to Japan increased from 2.0 million tons in 2006 to 2.1 million tons in 2007 primarily due to a general increase in the Japanese market price for our products. Sales volume to Japan decreased by 8.6% in 2008 to 2.0 million tons due to adverse market conditions in the second half of 2008. Sales volume to Asian countries other than China and Japan increased from 1.9 million tons in 2006 to 2.1 million tons in 2007 and 2.3 million tons in 2008 primarily due to our decision to export more to such countries because of relatively more favorable market conditions of the Southeast Asian region compared to China and Japan.

Our sales volume to the United States and Europe remained stable at an aggregate of 1.3 million tons in each of 2006, 2007 and 2008.

A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. Our sales to UPI were 730 thousand tons in 2006, 494 thousand tons in 2007 and 519 thousand tons in 2008, accounting for approximately 76% of our sales to North America in 2006, 65% in 2007 and 68% in 2008.

In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty margin of 0.10% (which is effectively zero pursuant to the de minimis margin rule) and an anti-dumping duty margin of 0.53%. Our sales of stainless steel plates are subject to an anti-dumping duty of 1.19% and our sales of stainless steel sheets are subject to an anti-dumping duty of 0.98%.

In China, we are subject to an anti-dumping duty of 11% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such anti-dumping duty.

Recently, several countries have initiated anti-dumping investigations and other safeguard proceedings relating to our global sales operation. In April 2009, India commenced a safeguard investigation into our sales of hot-rolled coils, sheets and strips. In Indonesia, our hot-rolled products are subject to anti-dumping proceedings. Furthermore, Russia has initiated investigations into our sales of stainless steel products.

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

Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors. Our export prices in Dollar terms increased in the first half of 2006 due to the recovery of the global steel markets resulting primarily from an increase in demand from the United States and Europe starting in the second quarter, but decreased in the second half of 2006 as such demand slowed. Our export prices in Dollar terms increased in 2007 due to strong demand from China and Japan. Our export prices in Dollar terms have increased further in 2008, driven primarily by increases in prices of raw materials such as iron ore and coal.

The recent global economic downturn has adversely affected demand for products manufactured by our customers abroad, which has in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to the weakening demand, our sales prices have decreased in the first half of 2009. We may decide to adjust our future sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2008, POSCO imported approximately 49.4 million dry metric tons of iron ore and 25.5 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and China.

In 2008, we purchased most of our iron ore and coal imports pursuant to long-term contracts. The long-term contracts generally have terms of five to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts require us to purchase certain fixed amounts of relevant raw materials each year, and we typically have an option to increase or decrease such fixed amounts up to 5% or 10% each year. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials , either as part of a consortium or through acquisition of a minority interest. We purchased approximately 17.9% of our iron ore and coal imports in 2008 from foreign mines in which we have made investments. Our major investments include an investment of A$424 million in July 2008 to acquire a 10% interest in Macarthur Coal Ltd. to secure approximately 1.0 million tons of coal per year. In April 2008, we also invested $200 million in a consortium with Pallinghurst Resources LLP, American Metals & Coal International, Inc. and Investee Limited to pursue various mining opportunities. As the first co-investment by the consortium, we acquired a 13% interest in a manganese project in Kalahari, South Africa, to secure approximately 130 thousand tons of manganese ore per year. In December 2008, we also invested $500 million to acquire a 6.5% interest in Nacional Minérios S.A., an iron ore mining company in Brazil, in a consortium with Japanese steel manufacturers and trading companies. We expect to secure iron ore from the Brazilian venture starting this year, and we expect to secure approximately 5.0 million tons annually starting in 2012. We will continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal), which decreased from $116 in 2006 to $98 in 2007, increased more than three-fold to $300 in 2008. The average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 64% content) increased from $47 in 2006 to $52 in 2007 and $93 in 2008. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia, Russia and Japan, as well as Korea. A substantial portion of the requirements for ferrochrome are purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average price of nickel per ton (including insurance and freight costs) increased from $24,254 in 2006 to $37,230 but decreased to $21,111 in 2008. The average price of scrap iron per ton (including insurance and freight costs) increased substantially in recent years from $254 in 2006 to $330 in 2007 and $462 in 2008.

In order to secure stable sources of nickel for stainless steel production, we entered into a joint venture in April 2006 with Société Minière du Sud Pacifique S.A. to establish SNNC Co., Ltd. (“SNNC”) a company primarily engaged in nickel smelting. We hold a 49% interest in SNNC and Société Minière du Sud Pacifique S.A., a major mining company based in New Caledonia, holds the remaining 51% interest. SNNC operates a nickel smelting works with a production capacity of 30 thousand tons of nickel per year.

Transportation

Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These dedicated bulk carriers transported approximately 71% of our coal and iron ore in 2008, with the remaining 29% transported by other vessels through chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 18% and 8% of the total cost of such materials in 2008. We expect transportation costs of raw materials to decrease in 2009 due to a weaker demand in the chartering market.

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

Steel — Basic Oxygen Steelmaking Method

First, molten pig iron is produced in a blast furnace from iron ore, which is the basic raw material used in steelmaking. Molten pig iron is then refined into molten steel in converters by blowing pure oxygen at high pressure to remove impurities. Different desired steel properties may also be obtained by regulating the chemical contents.

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

Competition

Domestic Market

We are currently the only fully integrated steel producer in Korea. We generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 40% in 2008, we face competition from a Korean steel producer that operates mini-mills and produces hot-rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 55% and 60%, respectively, in 2008, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitors in Korea are Hyundai Steel with an annual crude steel production of approximately 10.8 million tons and Dongbu Steel with an annual crude steel production of approximately 2.5 million tons. Hyundai Steel is currently constructing an integrated steel mill with an annual capacity of 4 million tons, which we expect will become operational in January 2010.

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

We established POSCO Specialty Steel Co., Ltd. as a wholly-owned subsidiary in Korea in February 1997. POSCO Specialty Steel produces high-quality steel products for the automobile, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 842 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 783 thousand tons of such products in 2008.

In order to expand our sale of value-added products, we established POSCO Coated and Color Sheet Co., Ltd. by merging a coated steel manufacturer and a color sheet manufacturer in March 1999. POSCO Coated and Color Sheet produces 600 thousand tons a year of both galvanized and aluminized steel sheets widely used in the construction, automobile parts and home appliances industries. POSCO Coated and Color Sheet also produces color sheets with an annual capacity of 350 thousand tons that are mainly used for interior and exterior materials and home appliances.

We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of approximately 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 658 thousand tons of stainless steel products in 2008.

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. Construction of the plant operated by Qingdao Pohang Steel began in April 2003 and became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 153 thousand tons of such products in 2008.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.9 million tons. The cold rolling mill became operational in March 2006 and produced 1.5 million tons of such products in 2008. We currently hold a 25% interest in this joint venture.

In November 2003, we launched POSCO China Holding Corporation, a wholly-owned holding company for our investments in China. POSCO China Holding Corporation also provides support to our Chinese investment projects and affiliated companies with their marketing efforts in China and solidifies their business relationships with clients and suppliers.

In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. We estimate the aggregate costs of the initial phase of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of plates and hot rolled products. In 2008, we obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court, and acquired approximately 500 acres of land for the construction of a steel mill and a port. In the process of acquiring land for construction, we have provided rehabilitation and resettlement packages (including construction of 60 transit homes) for local residents affected by our project. Currently, we are in the process of acquiring approximately 4,000 acres of land for the construction and obtaining regulatory approvals and mining rights for the development of iron ore mines.

We entered into an agreement with Nippon Steel Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. We have an 85% interest in the joint venture. In November 2006, we obtained an approval from the Vietnamese Government to construct steel mills with an annual production capacity of 1.2 million tons of cold rolled products and 3.0 million tons of hot rolled products, pursuant to which we expect to invest $211 million and finance the remainder to construct a $528 million cold rolling mill with target completion in September 2009.

In Mexico, we are planning to build an automotive steel sheet plant to supply automobile manufacturers in Mexico, Southeastern United States and South America. We expect to invest $143.3 million and finance the remainder to construct a $250 million continuous galvanized line plant with an annual capacity of 0.4 million tons with target completion in July 2009.

In the United States, we entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe to produce American Petroleum Institute-compliant pipes targeting customers in the United States and Canada. We hold a 35% interest in the company. US Steel and we will each supply 50% of the hot-rolled steel required for the production of pipes. United Spiral Pipe is currently constructing a $129 million manufacturing plant with an annual production capacity of 270,000 tons with target completion in July 2009.

In order to secure an alternative sales source for stainless hot-rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a 15% interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in 2007.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2008, our 35 supply chain management centers recorded aggregate sales of 2.15 million tons of steel products.

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

Engineering and Construction

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through:

•	its strong and stable customer base; and

•	its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO E&C has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. One of its landmark urban planning and development projects includes the development of a 5.7 million-square meter area of Songdo International City in Incheon, which POSCO E&C is co-developing with Gale International, a respected real estate developer based in the United States. POSCO E&C also invested approximately Won 319 billion in April 2008 to acquire an 88.7% equity interest in Daewoo Engineering Company, a leading engineering company in Korea with expertise in chemical and petrochemical, energy, industrial plant and civil works.

Energy

We have accumulated several decades of experience and know-how in a wide range of energy-related fields, including natural gas and other forms of power generation. As part of our diversification efforts, we strive to identify appropriate opportunities for power generation, renewable energy projects, liquefied natural gas logistics and natural gas exploration.

In order to make inroads into the power generation business, in 2006 we completed the acquisition of the largest domestic private power generation company that operates a liquefied natural gas combined cycle power plant with total power generation capacity of 1,800 megawatts and renamed it POSCO Power Corporation. In 2008, POSCO Power Corporation commenced construction of a liquefied natural gas combined cycle power plant in Incheon with total power generation capacity of 1,200 megawatts. POSCO Power Corporation plans to continue to expand its power generation capacity. In order to meet the increasing demand for clean and renewable sources of energy, POSCO Power Corporation signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in molten carbonate fuel cell technology, pursuant to which POSCO Power Corporation will explore opportunities to expand into the stationary fuel cell market. POSCO Power Corporation completed construction of a fuel cell manufacturing plant with an annual production capacity of 50 megawatts in Pohang in 2008 with the objective of enhancing the company’s ability to meet the growing demands for clean and renewable energy.

In an effort to reduce our dependency on oil and to comply with the carbon emissions regulations of the United Nations Framework Convention on Climate Change, we became the first company in Korea in the private sector to import liquefied natural gas in 2005 and have been using natural gas in lieu of oil for energy generation at our steel production facilities. We constructed the Gwangyang liquefied natural gas receiving terminal, which is equipped with two 100,000 cubic meter storage tanks. In July 2007, we began expanding the terminal to increase the storage capacity from 200,000 cubic meters to 365,000 cubic meters by September 2010.

We are also actively seeking business opportunities in the exploration and production of oil and natural gas. In 2007, we participated in the Aral Sea Exploration Project in the Republic of Uzbekistan (“Uzbekistan”), purchasing a 9.8% interest from the Korea National Oil Corporation. Additionally, we acquired a 12.5% interest in 2008 in the Namangan-Tergachi and Chust-Pap Oil and Gas Exploration Project in Uzbekistan.

Others

We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCON Co., Ltd., acquired in 1986, provides industrial engineering services to member companies of the POSCO Group and manufacturing services utilizing automation technology. POSDATA, founded in 1989, provides information and technology consulting and system network integration and outsourcing services. POSCO Machinery & Engineering Co., Ltd. and POSCO Machinery Co., Ltd. were established to perform maintenance of our manufacturing equipment. POSCO Refractories and Environment Company Ltd. manufactures refractories and industrial furnaces.

We also entered into a joint venture with Mitsui Corporation of Japan and hold a 51.0% interest in POSCO Terminal Co., Ltd. that provides logistics services related to storage and transportation of raw materials used in steel production and other industries. Facilities operated by POSCO Terminal Co., Ltd. currently have an annual handling capacity of 6.3 million tons. We also entered into a joint venture with Nippon Steel Corporation and hold a 70.0% interest in POSCO-Nippon Steel RHF Joint Venture Co., Ltd. that supplies direct reduced iron and recycling services of dry dust generated in our steelworks.

Insurance

As of December 31, 2008, our property, plant and equipment are insured against fire and other casualty losses up to Won 12,141 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.

Item 4.C.	Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

	Jurisdiction of	Percentage of
Name	Incorporation	Ownership

POSCO Engineering & Construction Co., Ltd.	Korea	89.5%
POSCO Power Corporation	Korea	100.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5%
POSCO Specialty Steel Co., Ltd.	Korea	100.0%
POSCO Steel Service & Sale Co., Ltd.	Korea	95.3%
POSDATA Co., Ltd.	Korea	61.9%

Item 4.D.	Property, Plants and Equipment

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

Pohang Works

Construction of Pohang Works began in 1970 and ended in 1983. We increased the annual crude steel and stainless steel production capacity of Pohang Works from 14.3 million tons in 2007 to 15.0 million tons in 2008 through the installation of a dephosphorization facility at Pohang Works’ no. 2 steelmaking plant. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 40 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 200,000 tons for unloading raw materials, storage areas for up to 34 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008

Crude steel and stainless steel production capacity (million tons per year)	13.30	13.30	13.30	14.30	15.00
Actual crude steel and stainless steel output (million tons)	13.45	13.36	12.60	13.66	14.94
Capacity utilization rate (%)(1)	101.1	100.4	94.7	95.5	99.6

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

Construction of Gwangyang Works began in 1985 on a site of 13.7 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. We increased the annual crude steel production capacity of Gwangyang Works from 16.7 million tons in 2007 to 18.0 million tons in 2008 through the installation of a dephosphorization facility at Gwangyang Works’ no. 2 steelmaking plant. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

Gwangyang Works is comprised of 43 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 38 days’ supply of raw materials and separate docking facilities for ships carrying products for export.

We believe Gwangyang Works is one of the most technologically advanced integrated steel facilities in the world. Gwangyang Works has a completely automated, linear production system that enables the whole production process, from iron-making to finished products, to take place without interruption. This advanced system reduces the production time for hot rolled products to only four hours. Like Pohang Works, Gwangyang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

Capacity utilization has kept pace with increases in capacity. The following table sets out Gwangyang Works’ capacity utilization rates for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008

Crude steel production capacity (million tons per year)	16.70	16.70	16.70	16.70	18.00
Actual crude steel output (million tons)	16.76	17.19	17.45	17.41	18.20
Capacity utilization rate (%)(1)	100.4	102.9	104.5	104.2	101.1

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

The Environment

We believe we are in compliance with applicable environmental laws and regulations in all material respects. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. We recently invested in comprehensive flue gas treatment facilities at some of our sinter plants, dust collector at steelmaking plants and coke wastewater treatment facilities. In addition, we recycle most of the by-products from the steelmaking process. We also have been developing environmentally friendly products such as chrome-free steel sheets in an effort to compete with products from the European Union, the United States and Japan and to meet strengthened environmental regulations. Anticipating the trend toward increasing regulation of chrome in various steel products, we introduced chrome-free steel products meeting international environmental standards in 2006 that are used to manufacture automobile oil tanks.

We plan to continue to invest in developing more environmentally friendly steel manufacturing processes. We commenced research and development for a new steel manufacturing technology called FINEX in 1992 jointly with the Research Institute of Industrial Science and Technology and VOEST Alpine, an Australian company, and we completed the construction of our first FINEX plant in May 2007 with an annual steel production capacity of 1.5 million tons. We increased the annual steel production capacity to 2.1 million tons in 2008. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages by eliminating major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs.

In response to increasingly strict regulation on greenhouse gas emissions as outlined in the Kyoto Protocol, we engage in various Clean Development Mechanism (“CDM”) projects to strive to reduce carbon dioxide emissions during the steel manufacturing process and acquire certified emission reductions. For instance, in July 2008, we obtained an approval issued by the CDM Executive Board governed by the United Nations Framework Convention on Climate Change for the operation of a hydroelectric power plant. Additionally, in joint efforts with Nippon Steel Corporation, we are in the process of developing a low-emission Rotary Hearth Furnace facility to be located at Gwangyang Works. As part of our commitment to global forest conservation, we also established an entity in Uruguay to engage in afforestation and reforestation projects.

POSCO spent Won 194 billion in 2006, Won 494 billion in 2007 and Won 215 billion in 2008 on anti-pollution facilities.

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

Our crude steel output increased from 31.2 million tons in 2006 to 32.8 million tons in 2007, and sales volume increased from 31.0 million tons in 2006 to 32.1 million tons in 2007. In 2008, our crude steel output increased to 34.7 million tons and sales volume increased to 33.5 million tons primarily due to an increase in production resulting from commencement of operation of the dephosphorization converter at Gwangyang Works and productivity improvement. For a discussion of our sales volume and revenues by major products and markets from 2004 to 2008, see “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products” and “— Markets.” The recent global economic downturn has adversely affected demand for products manufactured by our customers in Korea and overseas, such as those in the automobile, shipbuilding and construction industries, which has in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. Partly in response to the weakening demand, we have reduced our crude steel production starting in the first half of 2009. We may decide to adjust our future crude steel production on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We cannot predict how long the current market conditions will last.

In 2007, unit sales price in Won for all of our principal product lines increased, and the weighted average unit prices for our products increased by 20.4% in 2007 compared to 2006 despite an appreciation of the Won against the Dollar in 2007 that contributed to a decrease in our export prices in Won terms. The average exchange rate of the Won against the Dollar appreciated from Won 956.1 per Dollar in 2006 to Won 929.2 per Dollar in 2007. Unit sales price of stainless steel products, which accounted for 8.4% of total sales volume, increased by 20.6% in 2007. Unit sales price of silicon steel sheets, which accounted for 2.9% of total sales volume, increased by 19.3% in 2007. Unit sales price of wire rods, which accounted for 6.9% of total sales volume, increased by 13.6% in 2007. Unit sales price of cold rolled products, which accounted for 37.8% of total sales volume, increased by 14.7% in 2007. Unit sales price of hot rolled products, which accounted for 25.6% of total sales volume, increased by 12.9% in 2007. Unit sales price of plates, which accounted for 12.2% of total sales volume, increased by 10.2% in 2007.

In 2008, unit sales price in Won for all of our principal product lines increased, and the weighted average unit prices for our products increased by 23.3%, in part due to depreciation of the Won against the Dollar in 2008 that contributed to an increase in our export prices in Won terms. The average exchange rate of the Won against the Dollar depreciated from Won 929.2 per Dollar in 2007 to Won 1,102.6 per Dollar in 2008. Unit sales price of hot rolled products, which accounted for 25.9% of total sales volume, increased by 46.4% in 2008. Unit sales price of wire rods, which accounted for 7.5% of total sales volume, increased by 35% in 2008. Unit sales price of plates, which accounted for 14.5% of total sales volume, increased by 33.8% in 2008. Unit sales price of silicon steel sheets, which accounted for 3.1% of total sales volume, increased by 30% in 2008. Unit sales price of cold rolled products, which accounted for 38% of total sales volume, increased by 29.2% in 2008. Unit sales price of stainless steel products, which accounted for 6.1% of total sales volume, increased by 15% in 2008.

Our export prices in Dollar terms increased in the first half of 2006 due to the recovery of the global steel markets resulting primarily from an increase in demand from the United States and Europe starting in the second quarter, but decreased in the second half of 2006 as such demand slowed during this period. Our export prices in Dollar terms increased in 2007 due to strong demand from China and Japan. Our export prices in Dollar terms have increased further in 2008 driven by increases in prices of raw materials such as iron ore and coal. Partly in response to the weakening demand resulting from the global economic downturn, our export prices in dollar terms have decreased in the first half of 2009. We may decide to adjust our future export sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2006		2007		2008
	(In thousands of Won per ton)

Hot rolled products	~~W~~	484.2	~~W~~	546.8	~~W~~	800.3
Plates		658.4		725.2		970.6
Wire rods		577.2		656.0		885.8
Cold rolled products		622.7		714.0		922.7
Silicon steel sheets		991.8		1,182.9		1,538.3
Stainless steel products		2,544.3		3,069.0		3,530.4
Others		476.6		509.5		806.5

Average(1)	~~W~~	720.6	~~W~~	867.3	~~W~~	1,069.0

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases.

The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	For the Year Ended
	December 31,
	2006	2007	2008
	(Percentage of net sales)

Cost of goods sold	77.0%	78.8%	78.0%
Selling and administrative expenses(1)	6.0	5.6	4.8
Total operating expenses	83.0	84.4	82.8
Gross margin	23.0	21.2	22.0
Operating margin	17.0	15.6	17.2

(1)	See Note 24 of Notes to Consolidated Financial Statements.

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

The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	For the Year Ended
	December 31,
	2006	2007	2008

Crude steel and stainless steel production capacity (million tons per year)(1)	31.2	32.8	34.6
Actual crude steel and stainless steel output (million tons)	31.2	32.8	34.7
Capacity utilization rate (%)	99.9	99.9	100.3
Steel product sales (million tons)(2)	30.98	32.11	33.52
Man-hours per ton of crude steel produced(3)	1.06	0.91	0.81

(1)	Includes production capacity of POSCO Specialty Steel Co., Ltd. and Zhangjiagang Pohang Stainless Steel Co., Ltd.

(2)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 0.8 million tons in 2006, 1.0 million tons in 2007 and 0.9 million tons in 2008.

(3)	Does not include in the calculation employees of our subsidiaries or subcontractors.

Exchange Rate Fluctuations

The Won has fluctuated rapidly against major currencies recently, which has affected our results of operations and liquidity. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., depreciated from Won 934.5 to US$1.00 on January 3, 2008 to Won 1,573.6 to US$1.00 on March 3, 2009. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., was Won 1,283.6 to US$1.00 on June 26, 2009. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 58.3% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2008;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won, on the other hand, (i) causes our export products to be less competitive by raising our prices in Dollar terms and (ii) reduces net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has a positive impact on our results of operations. See “Item 3. Key Information — Item 3.A. Selected Financial Data — Exchange Rate Information.”

We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. From time to time we also enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to reduce the fluctuation risk of future cash flows. As of December 31, 2008, we had entered into swap contracts, currency forward contracts and currency future contracts. The net valuation gain of our derivatives contracts was Won 58 billion and the net transaction loss was Won 62 billion in 2008. We may incur further losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 23 of Notes to Consolidated Financial Statements.

No. 2 Mini-mill at Gwangyang Works

We started the construction of the no. 2 mini-mill at Gwangyang Works in 1997. Our board of directors decided in May 1998 to temporarily suspend the construction of the mini-mill due to the unstable economic condition in Korea and the Asia Pacific Region. Due to the continuing unstable economic condition and related decrease in the selling price of products, which in turn resulted in the deterioration in profitability, the management’s operations committee decided in April 2002 to cease the construction of the no. 2 mini-mill. We recognized impairment losses on the construction-in-progress in Gwangyang no. 2 mini-mill amounting to Won 470 billion in 2003 and 2004 and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. We entered into a contract with Al-Tuwairqi Trading and Contracting Establishment of Saudi Arabia in June 2006 to sell the no. 2 mini-mill equipment for $96 million. Dismantling and transportation of the equipment was completed in August 2008.

Reportable Operating Segments

We have four reportable operating segments — a steel segment, an engineering and construction segment, a trading segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The “others” segment includes power generation, liquefied natural gas production, network and system integration, logistics and magnesium coil and sheet production. See Note 31 of Notes to Consolidated Financial Statements.

Inflation

Inflation in Korea, which was 2.2% in 2006, 2.5% in 2007 and 4.7% in 2008, has not had a material impact on our results of operations in recent years.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for exposures in our receivable balances that represent our estimate of probable losses in our short-term and long-term receivable balances. Determining the allowance for doubtful accounts requires significant management judgment and estimates including, among others, the credit worthiness of our customers, experience of historical collection patterns, potential events and circumstances affecting future collections and the ongoing risk assessment of our customers’ ability to pay. Unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of and make additional allowances to our receivable balances. As part of our selling and administrative expenses, we recognized provisions for doubtful accounts of Won 117 billion in 2006, Won 62 billion in 2007 and Won 24 billion in 2008. Our estimated losses that may arise from doubtful accounts were relatively high in 2006 primarily due to an increase in provision for doubtful accounts of POSCO E&C resulting from a downturn in the construction industry in Korea.

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

We recognized losses on impairment of investments of Won 2 billion in 2006, Won 12 billion in 2007 and Won 121 billion in 2008. Loss on impairment of investments increased significantly in 2008 primarily due to an impairment loss of Won 97 billion resulting from a decrease in the fair value of our July 2008 investment in Macarthur Coal Limited.

Long-lived Assets

The depreciable lives and salvage values of our long-lived assets are estimated and these assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. There were no significant changes in assumption to estimated useful lives or salvage value assumptions in 2006, 2007 and 2008. The recoverable amount is measured at the greater of net selling price or value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and the amount is material, the impairment of asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets that is subject to changes in market conditions.

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

Inventories

The costs of inventories are determined using the moving-weighted average or weighted average method while materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold. Gains and losses pertaining to physical inventory adjustments are also included in cost of goods sold.

Operating Results

2008 Compared to 2007

Our sales in 2008 increased by 32.1% to Won 41,743 billion from Won 31,608 billion in 2007, reflecting an increase of 23.3% in the average unit sales price per ton of our steel products, as discussed in “— Overview — Sales Volume, Prices and Product Mix” above, and a 4.4% increase in the sales volume of our steel products.

Sales volume of plates, which accounted for 14.5% of total sales volume, showed the greatest increase among our major steel product categories in 2008 with an increase of 23.6%. Sales volume of wire rods, which accounted for 7.5% of total sales volume, increased by 13.6%. Sales volume of silicon steel sheets, which accounted for 3.1% of total sales volume, increased by 12.3%. Sales volume of hot rolled products, which accounted for 25.9% of total sales volume, increased by 5.6%. Sales volume of cold rolled products, which accounted for 38% of total sales volume, increased by 4.9%. On the other hand, sales volume of stainless steel products, which accounted for 6.1%

of total sales volume, decreased by 23.6%. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Our sales to domestic customers in 2008 increased by 34.6% in terms of sales revenues (including sales of non-steel products and services) and increased by 7.8% in terms of sales volume of steel products compared to 2007. In 2008, our sales to domestic customers accounted for approximately 68.3% of our total sales volume of steel products, compared to 66.2% in 2007. The increase in domestic sales revenues in 2008 compared to 2007 was attributable primarily to an increase in the price of steel products sold in Korea and, to a lesser extent, an increase in sales volume to domestic customers.

Our export sales and overseas sales to customers abroad in 2008 increased by 27.6% in terms of sales revenues (including sales of non-steel products and services) and decreased by 2.2% in terms of sales volume of steel products compared to 2007. Export sales and overseas sales to customers abroad as a percentage of total sales volume decreased to 31.7% of our total sales volume of steel products in 2008 compared to 33.8% in 2007. The increase in export sales and overseas sales to customers abroad in terms of sales revenues in 2008 compared to 2007 was attributable to an increase in the price of steel products sold abroad, which was offset in part by a decrease in sales volume to customers abroad.

Gross profit in 2008 increased by 36.9% to Won 9,180 billion from Won 6,705 billion in 2007. Gross margin in 2008 increased to 22.0% from 21.2% in 2007 due to the 32.1% increase in sales discussed above, which outpaced a 30.8% increase in cost of goods sold in 2008 to Won 32,562 billion from Won 24,903 billion in 2007. In 2008, the increase in our sales outpaced the increase in our cost of goods sold as the strong demand for some of our products in the first half of 2008 enabled us to increase our sales prices at a greater pace than the increase in our raw material costs. The increase in cost of goods sold was attributable primarily to increases in the prices of iron ore and coal as well as an increase in our sales volume of steel products, which factors more than offset the impact from our cost savings programs to reduce raw material costs and steel production costs related to sintering and coking processes and a decrease in the price of nickel. The average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal), increased more than three-fold to $300 in 2008 from $98 in 2007, and the average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 64% content) increased by 78.8% to $93 in 2008 from $52 in 2007. On the other hand, the average price of nickel per ton (including insurance and freight costs) decreased by 43.3% to $21,111 in 2008 from $37,230 in 2007. Depreciation and amortization increased by 11.9% to Won 2,379 billion in 2008 from Won 2,127 billion in 2007, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Operating income in 2008 increased by 45.8% to Won 7,174 billion from Won 4,920 billion in 2007. Operating margin increased to 17.2% in 2008 from 15.6% in 2007, as selling and administrative expenses increased by 12.4% in 2008 to Won 2,006 billion from Won 1,785 billion in 2007. The increase in selling and administrative expenses resulted principally from increases in selling expenses, labor-related expenses, research and development and fees and charges, the aggregate impact of which were partially offset by a decrease in stock compensation expense. Selling expenses increased by 28% to Won 883 billion in 2008 from Won 690 billion in 2007 primarily due to an increase in our sales volume, as well as an increase in transportation costs primarily resulting from an increase in oil prices during the first half of 2008. Our labor-related expenses included in selling and administrative expenses, which consist of salaries and wages, other employee benefit and provision for severance benefits, increased by 21.4% to Won 469 billion in 2008 from Won 387 billion in 2007, primarily as a result of an increase in incentive pay as our sales increased in 2008, as well as an increase in the number of employees of our subsidiaries. An increase of 79.0% in research and development expenses to Won 95 billion in 2008 from Won 53 billion in 2007 resulted primarily from our increased research efforts in connection with the development of fuel cell technology. Fees and charges increased by 27.8% to Won 124 billion in 2008 from Won 97 billion in 2007, primarily as a result of increases in service fees and expenses incurred by our subsidiaries, as well as increases in management and tax consulting expenses in 2008. There was no stock compensation expense in 2008 compared with Won 124 billion of stock compensation expense in 2007 which was due to an increase in the market value of our shares in 2007.

Our net income increased by 18.3% to Won 4,350 billion in 2008 from Won 3,678 billion in 2007 primarily due to the 45.8% increase in operating income discussed above, an increase in interest and dividend income and a reversal of stock compensation expense, the aggregate impact of which was partially offset by increases in net loss on foreign currency translation, net loss on foreign currency transactions, loss on impairment of investments and interest expenses.

Our interest and dividend income increased by 54.3% to Won 362 billion in 2008 from Won 235 billion in 2007 primarily attributable to an increase in our interest-earning assets. We also recognized a Won 55 billion reversal of stock compensation expense in 2008 compared to no such reversal in 2007 reflecting adjustments made due to a decrease in the market value of our shares in 2008.

These effects, together with a 45.8% increase in operating income discussed above, were partially offset by the following:

•	We recorded a substantial increase in net loss on foreign currency translation to Won 811 billion in 2008 from Won 46 billion in 2007, as well as net loss on foreign currency transaction of Won 129 billion in 2008 compared to net gain on foreign currency transaction of Won 28 billion in 2007, primarily due to greater depreciation of the Won against the Dollar in 2008 compared to 2007.

•	We recognized a 947% increase in loss on impairment of investments to Won 121 billion in 2008 from Won 12 billion in 2007, primarily due to an impairment loss resulting from a decrease in the fair value of our July 2008 investment in Macarthur Coal Limited.

•	Our interest expense increased by 43.7% to Won 345 billion in 2008 from Won 240 billion in 2007 primarily due to increases in our outstanding long-term debt and short-term borrowings.

Our effective tax rate was 28.4% in 2008 compared to 26% in 2007. The increase in effective tax rate in 2008 was mainly due to a decrease in deferred tax assets resulting from reduction of statutory tax rates applicable to future periods. The statutory income tax rate applicable to us, including resident tax surcharges, remained the same at 27.5% in 2008 compared to 2007.

Segment Results — Steel

Our sales to external customers increased by 31.7% to Won 38,448 billion in 2008 from Won 29,184 billion in 2007, primarily as a result of an increase in the average unit sales price per ton of steel products sold by us and, to a lesser extent, an increase in our sales volume of steel products. After adjusting for inter-segment transactions, our net sales increased by 30.6% to Won 31,901 billion in 2008 from Won 24,427 billion in 2007.

Operating income increased by 46.2% to Won 6,629 billion in 2008 from Won 4,534 billion in 2007, as a 31.7% increase in the segment’s sales more than outpaced increases in cost of goods sold and selling and administrative expenses. Operating margin increased to 17.2% in 2008 from 15.5% in 2007. Depreciation and amortization increased by 11.9% to Won 2,171 billion in 2008 from Won 1,941 billion in 2007, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Segment Results — Engineering and Construction

Our sales to external customers increased by 45.4% to Won 5,528 billion in 2008 from Won 3,802 billion in 2007, primarily due to an increase in sales from POSCO E&C’s overseas operations from its thermal power plant construction projects in Chile. After adjusting for inter-segment transactions, our net sales increased by 35.5% to Won 3,672 billion in 2008 from Won 2,710 billion in 2007.

Operating income decreased by 0.2% to Won 284 billion in 2008 from Won 285 billion in 2007, primarily due to a decrease in profit margins of POSCO E&C’s construction projects resulting from a downturn in the construction industry in Korea due to excessive investment in recent years in the residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul. Accordingly, the segment’s operating margin decreased to 5.1% in 2008 from 7.5% in 2007.

Segment Results — Trading

Our sales to external customers increased by 40.8% to Won 5,657 billion in 2008 from Won 4,018 billion in 2007, primarily due to an increase in the average unit sales price per ton of steel products sold and, to a lesser extent, an increase in trading volume. After adjusting for inter-segment transactions, our net sales increased by 35.7% to Won 4,265 billion in 2008 from Won 3,143 billion in 2007.

Operating income increased by 58.1% to Won 49 billion in 2008 from Won 31 billion in 2007, primarily due to an increase in the sales prices of steel products as well as trading volume. The segment’s operating margin increased to 0.9% in 2008 from 0.8% in 2007.

Segment Results — Others

The “others” segment includes power generation, liquefied natural gas production, network and system integration, logistics and magnesium coil and sheet production. Our sales to external customers increased by 38.1% to Won 3,749 billion in 2008 from Won 2,715 billion in 2007. Our sales increased in 2008 primarily due to an increase in sales from our coal trading business, which in turn was due to a substantial increase in the price of coal in 2008 compared to 2007. After adjusting for inter-segment transactions, our net sales increased by 43.4% to Won 1,905 billion in 2008 from Won 1,328 billion in 2007.

Operating income increased by 160.2% to Won 488 billion in 2008 from Won 188 billion in 2007. The segment’s operating margin increased to 13.0% in 2008 from 6.9% in 2007. Our operating income increased in 2008 primarily due to an increase in operating income from our coal trading business, which in turn was due to a substantial increase in the price of coal in 2008 compared to 2007. Depreciation and amortization increased by 7.2% to Won 150 billion in 2008 from Won 140 billion in 2007, primarily due to an increase in capital investment by POSCO Power Corporation, including completion of a fuel cell manufacturing plant with an annual production capacity of 50 megawatts in Pohang in 2008.

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

Gross profit in 2007 increased by 12.8% to Won 6,705 billion from Won 5,946 billion in 2006. Gross margin in 2007 decreased to 21.2% from 23% in 2006 due to a 25.2% increase in cost of goods sold in 2007 to Won

24,903 billion from Won 19,897 billion in 2006, which outpaced the 22.3% increase in sales discussed above. The increase in cost of goods sold was attributable primarily to increases in raw materials costs and our sales volume of steel products, which more than offset the impact from our cost savings programs, including implementation of the Mega Y project to reduce raw material costs and steel production costs related to sintering and coking processes. Raw materials costs in 2007 increased primarily as a result of a general increase in unit costs of iron ore and nickel, as well as an increase in our production of crude steel to 32.8 million tons in 2007 from 31.2 million tons in 2006. The average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 64% content) increased by 16.4% to $64 in 2007 from $55 in 2006, and the average price of nickel per ton (including insurance and freight costs) increased by 87.6% to $40,619 in 2007 from $21,654 in 2006. Depreciation and amortization increased by 19.3% to Won 2,127 billion in 2007 from Won 1,783 billion in 2006, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Operating income in 2007 increased by 12.1% to Won 4,920 billion from Won 4,389 billion in 2006. Operating margin decreased to 15.6% in 2007 from 17% in 2006, as selling and administrative expenses increased by 14.7% in 2007 to Won 1,785 billion from Won 1,556 billion in 2006. The increase in selling and administrative expenses resulted principally from increases in transportation and storage expenses, labor-related expenses, selling and administrative expenses — others and fees and charges, the aggregate impact of which were partially offset by a decrease in provision for doubtful accounts. Transportation and storage expenses increased by 14.8% to Won 619 billion in 2007 from Won 540 billion in 2006 primarily due to an increase in our sales volume to customers abroad, as well as an increase in transportation costs, which in turn was primarily due to an increase in oil prices. Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare expenses and provisions for severance benefits, increased by 20.2% to Won 387 billion in 2007 from Won 322 billion in 2006, primarily as a result of an increase in our salaries, as well as an increase in the number of employees of our subsidiaries. Selling and administrative expenses — others increased by 41.5% to Won 165 billion in 2007 from Won 117 billion in 2006 primarily as a result of an increase in stock compensation expenses. Fees and charges increased by 55.1% to Won 97 billion in 2007 from Won 63 billion in 2006, primarily as a result of a reclassification of new order commissions as fees and charges starting in 2007, as well as increases in management and tax consulting expenses in 2007. Our provision for doubtful accounts decreased by 47.1% to Won 62 billion in 2007 from Won 117 billion in 2006, primarily as a result of a decrease in estimated losses that may arise from our doubtful accounts.

Our net income in 2007 increased by 9.7% to Won 3,678 billion from Won 3,353 billion in 2006 primarily due to an increase in operating income discussed above, a decrease in loss from disposition of investment assets and an increase in interest and dividend income and a decrease in other bad debt expense, the aggregate impact of which were partially offset by a net loss of Won 46 billion on foreign currency translation in 2007 compared to a net gain of Won 79 billion on foreign currency translation in 2006 and an increase in interest expense. We recognized no loss from disposition of investment assets in 2007 compared to such loss of Won 66 billion in 2006 resulting from our disposition of SK Telecom shares. Our interest and dividend income increased by 28.4% to Won 235 billion in 2007 from Won 183 billion in 2006 primarily due to an increase in cash equivalents, short-term financial instruments and available for sale debt-securities in 2007 compared to 2006. Our other bad debt expense decreased by 76.8% to Won 16 billion in 2007 from Won 70 billion in 2006 primarily due to a decrease in bad debt expenses of POSCO Engineering & Construction relating to unsold residential units in 2007 compared to 2006. We recorded a net loss of Won 46 billion on foreign currency translation in 2007 compared to a net gain of Won 79 billion on foreign currency translation in 2006 primarily due to a depreciation of the Won against the Yen in 2007 compared to appreciation of the Won against the Yen in 2006. In addition, our interest expense increased by 30.9% to Won 240 billion in 2007 from Won 183 billion in 2006 primarily due to an increase in long-term borrowings.

Our effective tax rate in 2007 was 26% compared to 21.5% in 2006. The statutory income tax rate applicable to us, including resident tax surcharges, remain the same at 27.5% in 2007 compared to 2006. See Note 25 of Notes to Consolidated Financial Statements

Segment Results — Steel

Our sales to external customers increased by 20.2% to Won 29,184 billion in 2007 from Won 24,282 billion in 2006, primarily as a result of an increase in the average unit sales price per ton of steel products sold by us and, to a lesser extent, an increase in our sales volume of steel products. After adjusting for inter-segment transactions, our net sales increased by 20.4% to Won 24,427 billion in 2007 from Won 20,283 billion in 2006.

Operating income increased by 11.1% to Won 4,534 billion in 2007 from Won 4,080 billion in 2006. Operating margin decreased to 15.5% in 2007 from 16.8% in 2006 primarily as a result of increases in cost of goods sold and selling and administrative expenses which more than outpaced a 23.0% increase in the segment’s sales. Depreciation and amortization increased by 12.9% to Won 1,941 billion in 2007 from Won 1,719 billion in 2006, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

Segment Results — Engineering and Construction

Our sales to external customers increased by 1.3% to Won 3,802 billion in 2007 from Won 3,752 billion in 2006, primarily due to an increase in our plant construction activities. After adjusting for inter-segment transactions, our net sales increased by 27.8% to Won 2,710 billion in 2007 from Won 2,121 billion in 2006.

Operating income increased by 0.8% to Won 285 billion in 2007 from Won 282 billion in 2006, primarily due to an increase in profit margins of our construction projects. The segment’s operating margin remained constant at 7.5% in 2007 and 2006.

Segment Results — Trading

Our sales to external customers increased by 31.9% to Won 4,018 billion in 2007 from Won 3,046 billion in 2006, primarily due to an increase in the average unit sales price per ton of steel products sold and, to a lesser extent, an increase in trading volume. After adjusting for inter-segment transactions, our net sales increased by 30.3% to Won 3,143 billion in 2007 from Won 2,413 billion in 2006.

Operating income increased by 28.4% to Won 31 billion in 2007 from Won 24 billion in 2006, primarily due to an increase in the trading volume and sales prices of steel products. The segment’s operating margin remained constant at 0.8% in 2007 and 2006.

Segment Results — Others

The “others” segment includes power generation, liquefied natural gas production, network and system integration, logistics and magnesium coil and sheet production. Our sales to external customers increased by 11.6% to Won 2,715 billion in 2007 from Won 2,433 billion in 2006. After adjusting for inter-segment transactions, our net sales increased by 29.6% to Won 1,328 billion in 2007 from Won 1,025 billion in 2006 primarily due to an increase in sales from our power generation business.

Operating income decreased by 25.6% to Won 188 billion in 2007 from Won 252 billion in 2006 primarily due to an increase in development costs relating to our fuel cell production business. The segment’s operating margin decreased to 6.9% in 2007 from 8.4% in 2006.

Item 5.B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006		2007		2008
	(In billions of Won)

Net cash provided by operating activities	~~W~~	3,926	~~W~~	5,553	~~W~~	3,687
Net cash used in investing activities		3,363		4,264		5,803
Net cash provided by (used in) financing activities		(269)		(1,001)		3,117
Cash and cash equivalents at beginning of period		654		936		1,293
Cash and cash equivalents at end of period		936		1,293		2,491
Net increase in cash and cash equivalents		283		356		1,198

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets, payments of outstanding debt and payments of dividends. In recent years, we have also used cash for acquisition of treasury shares.

Net cash used in investing activities was Won 3,363 billion in 2006, Won 4,264 billion in 2007 and Won 5,803 billion in 2008. These amounts included purchases of property, plant and equipment of Won 3,709 billion in 2006, Won 2,892 billion in 2007 and Won 4,093 billion in 2008. We recorded net acquisition of available-for-sale securities of Won 507 billion in 2006, Won 1,170 billion in 2007 and Won 1,331 billion in 2008. We also recorded net acquisition of short-term financial instruments of Won 94 billion in 2006, Won 973 billion in 2007 and Won 53 billion in 2008. In our financing activities, we used cash of Won 3,821 billion in 2006, Won 6,600 billion in 2007 and Won 9,043 billion in 2008 for repayments of short-term borrowings, and Won 1,353 billion in 2006, Won 527 billion in 2007 and Won 861 billion in 2008 for repayments of outstanding long-term debt. We paid dividends on common stock in the amount of Won 636 billion in 2006, Won 655 billion in 2007 and Won 755 billion in 2008. We also used Won 851 billion in 2006, Won 1,291 billion in 2007 and Won 37 billion in 2008 for the repurchase of our shares from the market as treasury stock.

We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. From time to time, we may also require capital for investments involving acquisitions and strategic relationships and repurchase of our shares from the market as treasury stock. Our total capital expenditures (acquisition of property, plant and equipment) were Won 4,093 billion in 2008 and we currently plan to increase our capital expenditures in 2009, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce higher value-added products.

Payments of contractual obligations and commitments will also require considerable resources. In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our affiliated companies and others. As of December 31, 2008, we issued guarantees of Won 1,934 billion for the repayment of loans of affiliated companies and Won 942 billion for the repayment of loans of non-affiliated companies. See note 16 of notes to our Consolidated Financial Statements. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2008.

	Payments Due by Period
			Less Than						After
Contractual Obligations	Total		1 Year		1 to 3 Years		4 to 5 Years		5 Years
	(In billions of Won)

Long-term debt obligations	7,741		770		4,303		1,882		786
Operating lease obligations	12		7		5		—		—
Purchase obligations		(a)		(a)		(a)		(a)		(a)
Other long-term liabilities		(b)		(b)		(b)		(b)		(b)

Total	7,753		777		4,308		1,882		786

(a)	Our purchase obligations include long-term contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of five to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2008, 384 million tons of iron ore and 51 million tons of coal remained to be purchased under long-term contracts.

(b)	See Note 14 of Notes to Consolidated Financial Statements for our accrued severance benefits. Other long-term liabilities do not have maturity or due dates. Accordingly, payment due information of other long-term liabilities has not been presented in the above table.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term debt and short-term borrowings.

Our primary sources of cash have been cash provided by operating activities and proceeds of long-term debt and short-term borrowings, and we expect that these sources will continue to be our principal sources of cash in the future. From time to time, we may also generate cash through sale of treasury shares.

Our net cash provided by operating activities was Won 3,926 billion in 2006, Won 5,553 billion in 2007 and Won 3,687 billion in 2008. Our net cash provided by operating activities of Won 3,926 billion in 2006 consisted of Won 3,353 billion of net income, Won 2,337 billion of non-cash items consisting primarily of Won 1,783 billion of depreciation and amortization primarily reflecting an increase in our capital investment activities, and Won 1,764 billion used in changes in operating assets and liabilities, including Won 716 billion decrease in income tax payable and Won 460 billion decrease in accrued expenses. Our net cash provided by operating activities of Won 5,553 billion in 2007 consisted of Won 3,678 billion of net income, Won 2,528 billion of non-cash items consisting primarily of Won 2,127 billion of depreciation and amortization, and Won 653 billion used in changes in operating assets and liabilities, including Won 614 billion increase in trade accounts and notes receivables. Our net cash provided by operating activities of Won 3,687 billion in 2008 consisted of Won 4,350 billion of net income, Won 3,732 billion of non-cash items consisting primarily of Won 2,379 billion of depreciation and amortization, and Won 4,395 billion used in changes in operating assets and liabilities, including Won 3,394 billion increase in inventories and Won 1,539 billion increase in trade accounts and notes receivables, the effects of which were offset in part by a Won 1,146 billion increase in income tax payable.

Increase in inventories in 2008 primarily reflected an increase in the price of steel products in 2008 as well as an increase in the volume of inventories due to a slowdown in the global economy in the second half of 2008. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for products manufactured by our customers in Korea and overseas, such as those in the automobile, shipbuilding and construction industries, which has in turn led them to reduce or plan reductions of their production beginning in the fourth quarter of 2008. The resulting increase in our inventories, combined with our obligation to pay raw materials costs at a relatively shorter payment cycle, was the primary reason for the decrease in our net cash provided by operating activities in 2008. Such market conditions have also led to an increase in trade accounts and notes receivables, which typically occur in an economic downturn, as we permitted longer payment cycles to some of our customers. These negative effects on our operating cash flows were offset in part by deferral of interim tax payment in 2008.

Aggregate cash proceeds from issuance of short-term borrowings were Won 4,119 billion in 2006, Won 6,811 billion in 2007 and Won 10,234 billion in 2008. Aggregate cash proceeds from issuance of long-term debt were Won 2,160 billion in 2006, Won 1,054 billion in 2007 and Won 3,455 billion in 2008. Total long-term debt, including current portion but excluding discount on debentures issued, were Won 3,130 billion as of December 31, 2006, Won 3,790 billion as of December 31, 2007 and Won 7,666 billion as of December 31, 2008, and total short-term borrowings were Won 1,239 billion as of December 31, 2006, Won 1,572 billion as of December 31, 2007 and Won 3,254 billion as of December 31, 2008. We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. For example, our outstanding debt increased substantially in 2008 in order to procure funding for our capital expenditure plans and purchase of raw materials.

We also generated cash of Won 70 billion in 2006, Won 407 billion in 2007 and Won 365 billion in 2008 from the sale of our treasury shares.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings.

Liquidity

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.” Approximately 33.2% of our sales in 2006, 36.8% of our sales in 2007 and 35.6% of our sales in 2008 were denominated in foreign currencies, of which approximately 86% were denominated in Dollars and around 14% in Yen and which were derived almost entirely from export sales. As of December 31, 2008, approximately 58.3% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the cost of Won-denominated financing in Korea, which had historically been higher than for Dollar or Yen-denominated financings.

Our liquidity is also affected by our capital expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was Won 3,709 billion in 2006, Won 2,892 billion in 2007 and Won 4,093 billion in 2008. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of five to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2008, 384 million tons of iron ore and 51 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

We had a working capital (current assets minus current liabilities) surplus of Won 7,155 billion as of December 31, 2006, Won 7,769 billion as of December 31, 2007 and Won 11,188 billion as of December 31, 2008. As of December 31, 2008, POSCO had unused credit lines of Won 525 billion out of total available credit lines of Won 1,911 billion. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2006		2007		2008
	(In billions of Won)

Cash and cash equivalents, net of government grants	~~W~~	936	~~W~~	1,293	~~W~~	2,490
Short-term financial instruments		867		1,743		1,827
Trading securities		2,001		1,287		1,238
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		3,492		4,036		5,894
Inventories, net		4,018		4,902		8,662

Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between three to twelve months.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2006		2007		2008
	(In billions of Won)

Trade accounts and notes payable	~~W~~	1,507	~~W~~	2,247	~~W~~	3,070
Short-term borrowings		1,239		1,572		3,254
Income tax payable		701		931		2,083
Current portion of long-term debt, net of discount on debentures issued		404		483		770

Capital Expenditures and Capacity Expansion

Our capital expenditures for 2006, 2007, 2008 amounted to Won 3,709 billion, Won 2,892 billion and Won 4,093 billion, respectively. We currently plan to increase our capital expenditures in 2009, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of POSCO’s capital expenditures as of December 31, 2008:

			Estimated Remaining
			Cost of Completion
	Expected	Total Cost of	as of December 31,
Project	Completion Date	Project	2008
	(In billions of Won)

Pohang Works:
Construction of a new steelmaking plant	June 2010	1,393	979
Installation of stainless steel continuous tandem rolling mill	May 2009	319	47
Capacity expansion of electrical steel plant	June 2009	283	68
Capacity expansion of no. 4 sintering plant and installation of fine ore granulation facility	April 2010	160	128
Gwangyang Works:
Construction of no. 5 sintering plant and no. 5 coke plant	December 2011	1,987	1,813
Construction of a new steel plate plant	July 2010	1,791	1,494
Capacity expansion of no. 2 pickling and tandem cold rolling mill	April 2009	226	61
Renovation of no. 1 hot rolling mill	September 2009	162	139
Pohang and Gwangyang Works:
Raw materials treatment facility upgrades	March 2016	809	736

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

Our net income under U.S. GAAP was Won 4,106 billion in 2008 compared to net income of Won 3,565 billion in 2007 and Won 3,408 billion in 2006 primarily due to the factors discussed in “— Operating Results.” Our net income under U.S. GAAP of Won 4,106 billion in 2008 is 6.2% lower than our net income attributable to controlling interest under Korean GAAP of Won 4,379 billion. See Note 32(a) of Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements in U.S. GAAP

In October 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 157-3, “Determining the Fair Value of a Financial Asset when the Market for that Asset is Not Active” that went effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. We have considered the guidance provided by FSP FAS 157-3 in our determination of estimated fair values during 2008.

In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” (FSP No. 133-1 and FIN 45-4). FSP No. 133-1 and FIN 45-4 amends Statement No. 133 by requiring disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. Additionally, FIN 45-4 is amended to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend Statement No. 133 and FIN 45-4 are effective for reporting periods ending after November 15, 2008. The FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” to be any reporting period beginning after November 15, 2008. We are in the process of evaluating the impact that FSP No. 133-1 and FIN 45-4 may have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are in the process of evaluating the impact that SFAS 161 may have on our consolidated financial statements. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

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

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. As of December 31, 2008, Pohang University of Science & Technology and the Research Institute of Industrial Science and Technology employed a total of approximately 700 researchers.

In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. As of December 31, 2008, the Technical Research Laboratory employed a total of 381 researchers.

We recorded research and development expenses of Won 271 billion as cost of goods sold in 2006, Won 290 billion in 2007 and Won 361 billion in 2008, as well as research and development expenses of Won 54 billion as selling and administrative expenses in 2006, Won 53 billion in 2007 and Won 95 billion in 2008.

Our research and development program has filed over twenty thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2008, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements

As of December 31, 2006, 2007 and 2008, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (“Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

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

Standing Directors

Our current Standing Directors are:

				Years
			Years as	with		Expiration of
Name	Position	Responsibilities and Division	Director	POSCO	Age	Term of Office

Chung, Joon-Yang	Chief Executive Officer and Representative Director	—	5	34	61	February 2012
Yoon, Seok-Man	Standing Director	—	5	32	60	February 2010
Lee, Dong-Hee	President and Representative Director	Chief Finance and Investment Officer	3	32	59	February 2010
Choi, Jong-Tae	President and Representative Director	Chief Staff Officer	1	35	59	February 2011
Hur, Nam-Suk	Senior Executive Vice President	Chief Operating Officer and Technology Officer	0	34	59	February 2010
Chung, Keel-Sou	Senior Executive Vice President	Chief of Stainless Steel Division	0	34	59	February 2010

All Standing Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA.

			Years as		Expiration of
Name	Position	Principal Occupation	Director	Age	Term of Office

Sun, Wook	Chairman of the Board	CEO, Nongshim Co., Ltd.	4	64	February 2011
Jones, Jeffrey D.	Director	Attorney, Kim & Chang	5	57	February 2010
Ahn, Charles	Director	Chairman of the Board, AhnLab, Inc.	4	47	February 2011
Park, Sang-Yong	Director	Professor, Yonsei University	1	58	February 2011
Yoo, Jang-Hee	Director	President, East Asian Economic Association	0	68	February 2012
Han, Joon-Ho	Director	CEO and Vice Chairman, Samchully Co., Ltd.	0	63	February 2012
Lee, Young-Sun	Director	President, Hallym University	0	61	February 2012
Kim, Byung-Ki	Director	Former President and Research Fellow, Samsung Economic Research Institute	0	59	February 2012
Lee, Chang-Hee	Director	Professor, Seoul National University	0	49	February 2012

The term of office of the Directors is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Standing Directors who are also our executive officers, we have the following executive officers:

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Oh, Chang-Kwan	Senior Executive Vice President	Chief Marketing Officer	31	56
Kwon, Young-Tae	Senior Executive Vice President	Raw Materials Procurement Dept.	34	59
Kim, Jin-Il	Senior Executive Vice President	General Superintendent (Pohang Works)	34	56
Kim, Sang-Young	Executive Vice President	Corporate Communication Dept.	22	57
Cho, Noi-Ha	Executive Vice President	General Superintendent (Gwangyang Works)	31	56
Yoon, Yong-Won	Executive Vice President	Facilities Investment Dept., Pohang New Steel Making Plant Project Dept., Gwangyang Plate Mill Project Dept., Raw Materials Handling Buildup Project Dept.	31	57
Park, Ki-Hong	Executive Vice President	Corporate Strategy Dept., Green Development Project Dept.	3	51
Choo, Wung-Yong	Executive Vice President	General Superintendent (Technical Research Laboratories)	26	56
Chang, In-Hwan	Executive Vice President	Hot Rolled Products Marketing Dept.	28	54
Yoo, Kwang-Jae	Senior Vice President	Stainless Steel Production and Technology	31	57
Jang, Byung-Hyo	Senior Vice President	POSCO-Japan Co., Ltd.	32	55
Kim, Joon-Sik	Senior Vice President	Order Processing and Technical Service Dept.	28	55

			Years with
Name	Position	Responsibility and Division	POSCO	Age

Jang, Young-Ik	Senior Vice President	Stainless Steel Raw Materials Procurement Dept.	30	55
Kim, Moon-Seok	Senior Vice President	Seoul Office, Corporate Contribution Group	30	56
Cho, Bong-Rae	Senior Vice President	Deputy General Superintendent (Production, Pohang Works)	29	56
Kong, Yoon-Chan	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	29	56
Lee, In-Bong	Senior Vice President	Process Innovation Dept.	28	54
Shin, Jung-Suk	Senior Vice President	Zhangjiagang Pohang Stainless Steel Co., Ltd.	30	56
An, Byung-Sik	Senior Vice President	Deputy General Superintendent (Maintenance, Gwangyang Works)	31	53
Baek, Sung-Kwan	Senior Vice President	Business Investment Dept.	28	53
Yoon, Dong-Jun	Senior Vice President	Global Human Resources Dept., Human Resources Development Center	25	50
Lee, Kyung-Hoon	Senior Vice President	Environment & Energy Dept.	30	55
Chang, Song-Hwan	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	28	54
Lee, Hoo-Geun	Senior Vice President	FINEX Research & Development Project Dept.	26	51
Woo, Jong-Soo	Senior Vice President	European Union Office	29	53
Kang, Chang-Gyun	Senior Vice President	Auditing Dept.	29	53
Lee, Jung-Sik	Senior Vice President	Technology Development Dept., Magnesium Business Dept., Production and Technology Supporting Team of POSCO-Vietnam /POSCO-Mexico, Oversea Cold Rolling Mill Project Supporting Team	29	54
Suh, Young-Sea	Senior Vice President	Stainless Steel Marketing Dept.	25	53
Park, Myung-Kil	Senior Vice President	Procurement Service Center, Corporate Collaboration and Prosperity Dept.	23	50
Lee, Young-Hoon	Senior Vice President	Finance Dept.	23	49
Hwang, Eun-Yeon	Senior Vice President	Marketing Strategy Dept.	22	50
Kim, Yeung-Gyu	Senior Vice President	Labor and Outside Services Dept.	26	54
Park, Kui-Chan	Senior Vice President	Dept. of External Affairs, Global R&D Center Project Dept.	2	52
Park, Sung-Ho	Senior Vice President	Deputy General Superintendent (Technical Research Laboratories)	26	52
Shin, Young-Kwan	Senior Vice President	Cold Rolled Products Marketing Dept.	24	51
Oh, In-Hwan	Senior Vice President	Automative Flat Products Marketing Dept.	27	50
Yeon, Kyu-Sung	Senior Vice President	Deputy General Superintendent (Maintenance, Pohang Works)	24	50
Lee, Kyoung-Mok	Senior Vice President	Deputy General Superintendent (Production, Gwangyang Works)	27	53
Jeon, Woo-Sig	Senior Vice President	Strategic Business Dept.	23	49

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Standing Directors and salaries for Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 21.5 billion in 2008 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 4.1 billion in 2008.

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

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee comprises three Outside Directors, Ahn, Charles (committee chair), Park, Sang-Yong, Han, Joon-Ho and one Standing Director, Choi, Jong-Tae. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee comprises four Outside Directors, Sun, Wook (committee chair), Jones, Jeffrey D., Yoo, Jang-Hee and Lee, Young-Sun. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is comprised of three Outside Directors, Yoo, Jang-Hee (committee chair), Ahn, Charles, Kim, Byung-Ki and two Standing Directors, Lee, Dong-Hee and Hur, Nam-Suk. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee comprises six Standing Directors: Chung, Joon-Yang (committee chair), Yoon, Seok-Man, Lee, Dong-Hee, Choi, Jong-Tae, Hur, Nam-Suk and Chung, Keel-Sou. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Jones, Jeffrey D., Sun, Wook and Lee, Chang-Hee.

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

Insider Trading Committee

The Insider Trading Committee is comprised of four Outside Directors, Park, Sang-Yong (committee chair), Jones, Jeffrey D., Sun, Wook and Lee, Chang-Hee. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D.	Employees

As of December 31, 2008, we had 29,730 employees, including 13,023 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 28,543 employees, including 11,236 persons employed by our subsidiaries, as of December 31, 2007, and 28,297 employees, including 10,774 persons employed by our subsidiaries, as of December 31, 2006. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2008, only 17 of our employees were members of the POSCO labor union.

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

As of December 31, 2008, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 3.99% of our common stock in their employee accounts.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 14,856 common shares as of June 29, 2009, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by Directors and executive officers.

Number of
Common Shares
Shareholders	Owned

Yoon, Yong-Won	2,178
Choi, Jong-Tae	1,573
Chung, Joon-Yang	1,400
Lee, Dong-Hee	1,000
Cho, Noi-Ha	600
Yoo, Kwang-Jae	502
Kwon, Young-Tae	500
Oh, Chang-Kwan	400
Woo, Jong-Soo	391
Kim, Jin-Il	360
Lee, Kyoung-Mok	322
Oh, In-Hwan	320
Lee, Kyung-Hoon	319
Lee, Hoo-Geun	298
Lee, Jung-Sik	296
Park, Sung-Ho	296
Kim, Sang-Young	293
Yoon, Dong-Jun	284
Jeon, Woo-Sig	262
Chang, Song-Hwan	260
Lee, In-Bong	249
Jang, Young-Ik	242
Suh, Young-Sea	236
Chang, In-Hwan	234
Jang, Byung-Hyo	232
Kim, Joon-Sik	232
Kong, Yoon-Chan	209
Baek, Sung-Kwan	207
Shin, Jung-Suk	205
An, Byung-Sik	197
Hwang, Eun-Yeon	119
Choo, Wung-Yong	104
Kim, Moon-Seok	104
Cho, Bong-Rae	104
Yeon, Kyu-Sung	95
Lee, Young-Hoon	78
Shin, Young-Kwan	67
Kim, Yeung-Gyu	50
Park, Kui-Chan	36
Hur, Nam-Suk	2

Total	14,856

Stock Options

The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of March 31, 2009. With respect to the options granted, we may elect either to issue shares of common stock, distribute treasury stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted. Expiration date of options is seven years from the date on which the options are granted. All of the stock options below relate to our common stock.

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

		Exercise Period		Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Chung, Joon-Yang	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	0	4,900
Yoon, Seok-Man	September 18, 2002	9/19/2004	9/18/2009	116,100	11,179	6,000	5,179
	July 23, 2004	7/24/2006	7/23/2011	151,700	7,840	0	7,840
Lee, Dong-Hee	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	5,960	3,644
Choi, Jong-Tae	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	9,037	0
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	1,921	0
Hur, Nam-Suk	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Chung, Keel-Sou	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Sun, Wook	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Jones, Jeffrey D	July 23, 2004	7/24/2006	7/23/2011	151,700	1,862	1,862	0
Ahn, Charles	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000

		Exercise Period		Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Oh, Chang-Kwan	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	6,931	2,385
Kwon, Young-Tae	September 18, 2002	9/19/2004	9/18/2009	116,100	9,316	931	8,385
Kim, Jin-Il	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,492	112
Kim, Sang-Young	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Cho, Noi-Ha	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yoon, Yong-Won	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	10,000	0
Yoo, Kwang-Jae	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	10,000	0

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2008.

	Number of
Shareholders	Shares Owned	Percentage

National Pension Service(1)	5,516,535	6.33
Nippon Steel Corporation(2)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	3,620,298	4.15
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	2,000,000	2.29
Directors and executive officers as a group	16,316	0.01
Public(3)	58,540,745	67.14
POSCO (held in the form of treasury stock)	8,255,034	9.47
POSCO (held through treasury stock fund)	2,361,885	2.71

Total issued shares of common stock	87,186,835	100.00%

(1)	National Pension Service acquired additional shares to increase its number of shareholding from 5,516,535 (6.33%) as of December 31, 2008 to 5,617,304 (6.44%) as of February 4, 2009.

(2)	Held in the form of ADRs.

(3)	Includes ADRs.

As of December 31, 2008, there were 14,252,214 shares of common stock outstanding in the form of ADRs, representing 16.35% of the total issued and outstanding shares of common stock.

Item 7.B.	Related Party Transactions

We have issued guarantees of Won 598 billion as of December 31, 2006, Won 577 billion as of December 31, 2007 and Won 1,934 billion as of December 31, 2008, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. Please see Note 16 of Notes to Consolidated Financial Statements.

As of December 31, 2006, 2007 and 2008, we had no loans outstanding to our executive officers and Directors.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-98.

Legal Proceedings

We have been subject to a number of anti-dumping and countervailing proceedings in the United States, the European Union and China. The anti-dumping and countervailing proceedings have not had a material adverse effect on our business and operations. However, there can be no assurance that further increases in or new imposition of countervailing duties, dumping duties, quotas or tariffs on our sales in the United States, China or Europe may not have a material adverse effect on our exports to these regions in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2008. Of these shares, 76,569,916 shares were outstanding and 8,255,034 shares were held by us in treasury and 2,361,885 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

	Annual Dividend per		Average Total
	Common Stock to	Interim Dividend per	Dividend per
Year	Public	Common Stock	Common Stock
		(In Won)

2004	6,500	1,500	8,000
2005	6,000	2,000	8,000
2006	6,000	2,000	8,000
2007	7,500	2,500	10,000
2008	7,500	2,500	10,000

Owners of the ADSs are entitled to receive any dividends payable in respect of the underlying shares of common stock.

Historically, we have paid to holders of record of our common stock an annual dividend. However, we can give no assurance that we will continue to declare and pay any dividends in the future.

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our Consolidated Financial Statements included in this annual report.

Item 9.	The Offer and Listing

Item 9.A.	Offer and Listing Details

Market Price Information

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the KRX KOSPI Market since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock since January 1, 2004.

	Price		Average Daily
	High	Low	Trading Volume
			(Number of Shares)
	(In Won)

2004
First Quarter	181,000	156,500	329,447
Second Quarter	177,000	131,000	439,035
Third Quarter	184,000	145,000	245,191
Fourth Quarter	203,000	163,000	298,091
2005
First Quarter	225,500	176,500	285,371
Second Quarter	203,000	174,500	297,524
Third Quarter	240,500	182,000	281,567
Fourth Quarter	236,500	199,500	327,639
2006
First Quarter	251,500	196,500	420,095
Second Quarter	287,000	217,500	380,671
Third Quarter	254,000	225,500	270,661
Fourth Quarter	318,500	239,000	244,757
2007
First Quarter	395,000	286,500	296,883
Second Quarter	481,000	366,000	246,291
Third Quarter	673,000	443,500	298,177
Fourth Quarter	765,000	557,000	331,286
2008
First Quarter	575,000	437,000	334,157
Second Quarter	594,000	450,000	382,083
Third Quarter	544,000	410,000	389,984
Fourth Quarter	436,500	242,000	600,141
2009
First Quarter	430,000	303,000	389,081
January	430,000	340,500	371,389
February	400,000	312,000	423,001
March	382,000	303,000	378,225
Second Quarter (through June 26)	432,000	398,500	370,780
April	413,000	369,000	426,754
May	435,000	389,000	403,082
June (through June 26)	435,000	369,000	396,110

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York Mellon as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2008, 14,252,214 ADSs were outstanding, representing 16.35% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2004.

	Price		Average Daily
	High	Low	Trading Volume
			(Number of ADSs)
	(In US$)

2004
First Quarter	38.43	33.55	578,963
Second Quarter	39.01	27.97	1,013,306
Third Quarter	40.14	32.47	729,723
Fourth Quarter	47.50	36.49	765,003
2005
First Quarter	54.85	41.22	866,811
Second Quarter	49.70	43.75	790,208
Third Quarter	57.08	44.12	606,928
Fourth Quarter	56.01	47.85	671,024
2006
First Quarter	63.80	48.97	812,089
Second Quarter	74.41	56.07	922,906
Third Quarter	66.88	58.59	760,752
Fourth Quarter	84.88	63.00	748,789
2007
First Quarter	106.88	76.49	770,003
Second Quarter	129.60	99.34	712,996
Third Quarter	184.54	124.50	809,315
Fourth Quarter	195.89	147.17	721,160
2008
First Quarter	147.74	108.41	418,434
Second Quarter	147.05	112.80	249,329
Third Quarter	133.73	88.35	294,629
Fourth Quarter	89.00	47.14	355,604
2009
First Quarter	79.11	47.14	212,520
January	79.11	61.49	188,030
February	74.81	50.17	190,958
March	71.46	47.14	252,573
Second Quarter (through June 26)	89.00	69.23	170,322
April	78.62	69.23	207,238
May	89.00	77.87	170,565
June (through June 26)	87.58	78.35	127,603

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

The Korean Securities Market

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act (which is now superseded by and consolidated into the FSCMA) through the consolidation of the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc. (“KOSDAQ”) and the KOSDAQ Committee within the Korea Financial Investment Association, which was in charge of the management of the KOSDAQ. There are three different markets operated by the Korea Exchange: the Stock Market, the KOSDAQ Market and the Futures Market. The Korea Exchange has two trading floors located in Seoul, one for the Stock Market and one for the KOSDAQ Market, and one trading floor in Busan for the Futures Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) securities companies and futures companies that were formerly members of the Korea Stock Exchange or the Korea Futures Exchange, (ii) the Small Business Corporation, (iii) the Korea Securities Finance Corporation and (iv) the Korea Financial Investment Association. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean financial investment companies and some Korean branches of foreign securities companies.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
					Dividend	Price
					Yield(1)(2)	Earnings
Year	Opening	High	Low	Closing	(Percent)	Ratio(2)(3)

1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.48	106.00	128.99	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009 (through June 26)	1,401.57	1,404.01	1,388.38	1,394.53	2.4	19.7

Source: The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the financial investment companies with a brokerage license. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agricultural and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Item 10.E. Taxation — Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day
	of Each Period
	Number of					Average Daily Trading Volume, Value
	Listed	(Billions of		(Millions of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		US$)(1)		Shares	Won)		US$)(1)

1979	355	~~W~~	2,609	US$	5,391	5,382	~~W~~	4,579	US$	4,641
1980	352		2,527		3,829	5,654		3,897		5,905
1981	343		2,959		4,224	10,565		8,708		12,432
1982	334		3,000		4,408	9,704		6,667		8,904
1983	328		3,490		4,387	9,325		5,941		7,468
1984	336		5,149		6,223	14,847		10,642		12,862
1985	342		6,570		7,381	18,925		12,315		13,834
1986	355		11,994		13,924	31,755		32,870		38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411
1991	686		73,118		96,107	14,022		214,263		281,629
1992	688		84,712		107,448	24,028		308,246		390,977
1993	693		112,665		139,420	35,130		574,048		710,367
1994	699		151,217		191,730	36,862		776,257		984,223
1995	721		141,151		182,201	26,130		487,762		629,613
1996	760		117,370		139,031	26,571		486,834		576,680
1997	776		70,989		50,162	41,525		555,759		392,707
1998	748		137,799		114,091	97,716		660,429		546,803
1999	725		349,504		305,137	278,551		3,481,620		3,039,655
2000	704		188,042		149,275	306,163		2,602,211		2,065,739
2001	689		255,850		192,934	473,241		1,997,420		1,506,237
2002	683		258,681		215,496	857,245		3,041,598		2,533,815
2003	684		355,363		296,679	542,010		2,216,636		1,850,589
2004	683		412,588		395,275	372,895		2,232,109		2,138,445
2005	702		655,075		646,158	467,629		3,157,662		3,114,679
2006	731		704,588		757,948	279,096		3,435,180		3,695,331
2007	745		951,900		1,016,770	363,741		5,539,653		5,917,168
2008	763		576,888		458,758	352,599		3,211,039		2,553,510
2009 (through June 26)	761		721,831		562,064	563,257		5,856,004		4,559,863

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the FSC and the FSCMA. The FSCMA imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the KRX KOSPI Market or the KRX KOSDAQ Market, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be a consignment and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or rehabilitation procedure involving a financial investment company with a brokerage license, the customer of the financial investment company is entitled to the proceeds of the securities sold by the financial investment company.

When a customer places a sell order with a financial investment company with a brokerage license which is not a member of the Stock Market Division or the KRX KOSDAQ Market and this financial investment company places a sell order with another financial investment company with a brokerage license which is a member of the Stock Market Division or the KRX KOSDAQ Market, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or rehabilitation of the non-member company. Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

Under the FSCMA, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counter party as a result of a breach by its members of the Stock Market Division or the KOSDAQ Market Division. If a financial investment company with a brokerage license which is a member of the Stock Market Division or the KOSDAQ Market Division breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Accordingly, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

As the cash deposited with a financial company with a brokerage license is regarded as belonging to the financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or rehabilitation procedure is instituted against the financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million of cash deposited with a financial investment company in case of the financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Pursuant to the FSCMA, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the FSCMA. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance are paid by financial investment companies.

Item 9.D.	Selling Shareholders

Not applicable

Item 9.E.	Dilution

Not applicable

Item 9.F.	Expenses of the Issuer

Not applicable

Item 10.	Additional Information

Item 10.A.	Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2008, 87,186,835 Common Shares were issued, of which 8,255,034 shares were held by us in treasury and an additional 2,361,885 shares were held by our treasury stock fund. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B.	Memorandum and Articles of Association

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the Commercial Code and related laws, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA and the Commercial Code. We have filed copies of our articles of incorporation and these laws (except for the newly enacted the FSCMA) as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

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

Under the Commercial Code, we may pay an annual dividend only to the extent the net asset amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period, and (iii) the legal reserve to be set aside for annual dividend. We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated earned surplus reserve of not less than one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	offered publicly or to underwriters for underwriting pursuant to the FSCMA;

•	issued to members of our employee stock ownership association pursuant to the FSCMA;

•	represented by depositary receipts pursuant to the FSCMA;

•	issued in a general public offering pursuant to a board resolution in accordance with the FSCMA, the amount of which is no more than 10% of the outstanding Shares;

•	issued to our creditors pursuant to a debt-equity swap;

•	issued to domestic or foreign corporations pursuant to a joint venture agreement, strategic coalition or technology inducement agreement when deemed necessary for management purposes; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 2,000 billion, to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2008, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 3.99% of our common stock in their employee accounts.

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

Voting Rights

Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Commercial Code and the FSCMA permitted cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. Only the shareholders who have executed a share purchase agreement evidencing their acquisition of the relevant Shares on or prior to the day immediately following the public disclosure of the board resolutions approving any of the aforementioned transactions have the rights to require us to purchase their Shares. To exercise this right, shareholders, including holders of Non-Voting Shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Korea Exchange for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily Share price on the Korea Exchange for the one week period before such date of the adoption of the relevant resolution. However, the court may determine this price if we or dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

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

Under the FSCMA, we must file with the FSC and the Korea Exchange (1) an annual business report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Exchange.

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

Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a brokerage, dealing or collective investment license and internationally recognized custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of Shares by non-residents or non-Koreans. See “Item 10. Additional Information — Item 10.D. Exchange Controls.”

Our transfer agent is Kookmin Bank, located at 36-3, Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea.

Acquisition of Shares by Us

We may not acquire our own Shares except in limited circumstances, such as a reduction in capital. In addition, we may acquire Shares through purchases on the Korea Exchange or through a tender offer. Notwithstanding the foregoing restrictions, we may acquire interests in our own Shares through agreements with trust companies and asset management companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends available at the end of the preceding fiscal year less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

Under the Commercial Code, except in the case of a reduction in capital, we must resell or transfer any Shares acquired by us from a third party within a reasonable time. In general, corporate entities in which we own more than 50% equity interest may not acquire our Shares. Under the FSCMA, we are subject to certain selling restrictions for the Shares acquired by us. In the case of a reduction in capital, we must immediately cancel the Shares acquired by us.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.

Item 10.C.	Material Contracts

None.

Item 10.D.	Exchange Controls

Shares and ADSs

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively, “Foreign Exchange Transaction Laws”) and the Foreign Investment Promotion Law regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws. The FSC has also adopted, pursuant to its authority under the FSCMA, regulations that restrict investment by foreigners in Korean securities.

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect the Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with our designated foreign exchange bank or the Ministry of Strategy and Finance, depending on the issuance amount. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of shares, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status and the purpose (whether or not to exert an influence on management control over the issuer) of the holdings to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Exchange within five business days from the date of the change. However, the reporting deadline of such reporting requirement is extended to the tenth day of the month immediately following the month of such change in their shareholding for (1) professional investors, as defined under the FSCMA, or (2) persons who hold shares for purposes other than management control. Those who report the purpose of shareholding as management control of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to their report under the FSCMA.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of non-reported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a company’s shares accounts for 10% or more of the total issued and outstanding shares (a “major stockholder”) must report the status of his or her shareholding to the Securities and Futures Commission and the Korea Exchange within five business days after he or she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the Korea Exchange by the fifth business day of any changes in his or her shareholding. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Under the FSC regulations amended on February 4, 2009, if a company listed on the KRX KOSPI Market has submitted public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the FSC and the Korea Exchange. In addition, if a company listed on the KRX KOSPI Market is approved for listing on a foreign stock exchange or determined to be de-listed from the foreign stock exchange or actually lists on, or de-lists from, a foreign stock exchange, then it must submit to the FSC and the Korea Exchange a copy, together with a Korean translation thereof, of all documents submitted to, or received from, the relevant foreign government, supervisory authority or stock exchange.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service (“FSS”) as described below. The acquisition of the shares by a foreigner must be immediately reported by the foreigner or his standing proxy in Korea to the Governor of the FSS (“Governor”).

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

In addition, under the FSC regulations, effective as of November 30, 2006, we are required to file a securities registration statement with the FSC and such securities registration statement has to become effective pursuant to the FSCMA in order for us to issue shares represented by ADSs, except in certain limited circumstances.

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market only through the KRX KOSPI Market, except in limited circumstances, including, among others:

•	odd-lot trading of shares;

•	acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded with certain exceptions;

•	shares acquired by direct investment as defined in the Foreign Investment Promotion Law;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•	acquisition and disposal of shares through overseas stock exchange market if such shares are simultaneously listed on the Stock Market Division or the KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s length transactions between foreigners, if all of such foreigners belong to an investment group managed by the same person.

For over-the-counter transactions of shares between foreigners outside the Korea Exchange with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Exchange must involve a financial investment company with a brokerage license in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions through borrowing shares from financial investment companies with respect to shares which are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the Korea Exchange (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the FSS will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license or dealing license in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks) financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license, the Korea Securities Depository and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person according to its articles of incorporation. We set this ceiling at 3% until the discontinuation of our designation as a public corporation on September 28, 2000. As a result, we currently do not have any ceiling on the acquisition of shares by a single person or by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Knowledge Economy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened in the name of a financial investment company with a dealing, brokerage or collective investment license. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on Shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s financial investment company with a dealing, brokerage or collective investment license or his Won Account. Funds in the investor’s Won Account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won Account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Financial investment companies with a dealing, brokerage or collective investment license are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these financial investment companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, as counterparty to foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation with registered office or main office located in Korea or actual management of which takes place in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 22.0% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See the discussion under “— Tax Treaties” below for an additional explanation on treaty benefits.

In order to obtain the benefits of a reduced withholding tax rate under an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence will include a certificate of your tax residency issued by a competent authority of your country of tax residence, and may be submitted to us through the ADR depositary. If we distribute to you free shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean tax.

Taxation of Capital Gains

As a general rule, capital gains earned by non-residents upon the transfer of the Shares or ADSs would be subject to Korean withholding tax at a rate equal to the lesser of (i) 11.0% (including resident surtax) of the gross proceeds realized or (ii) 22.0% (including resident surtax) of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such Shares or ADSs), unless such non-resident is exempt from Korean income taxation under an applicable Korean tax treaty into which Korea has entered with the non-resident’s country of tax residence. See the discussion under “— Tax Treaties” below for an additional explanation of treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Exchange if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

Capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea (except for the case where you transfer the ADSs which you received as a holder of the relevant shares upon the deposit of such shares) will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law (“STTCL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a licensed financial investment company in Korea, the licensed financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lesser of (i) 11% (including resident surtax) of the gross realization proceeds or (ii) 22% (including resident surtax) of the net realized gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs arising out of the transfer of such Shares or ADSs) and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the licensed financial investment company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under ‘‘— Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, shares of our common stock or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company with a brokerage license, as applicable, a certificate as to his or her tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company with a brokerage license, as applicable, must withhold tax at the normal rates. In addition, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

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

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company with a brokerage license only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into Dollars. If such a dividend is converted into Dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Won received by U.S. holders that are converted into Dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 or 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you generally may claim a credit, up to any applicable reduced rates provided under the Treaty, against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain hedged positions in securities and may not be allowed in respect of arrangements in which your expected economic profit is insubstantial. You may not be able to use the foreign tax credit associated with any Korean withholding tax imposed on a distribution of additional shares that is not subject to U.S. tax unless you can use the credit against United States tax due on other foreign-source income.

Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involves the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

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

As of December 31, 2008, we had entered into swap contracts, currency forward contracts and currency future contracts. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 23 of Notes to Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2008, we entered into one interest rate swap contract.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2008 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31,		December 31,
							2008		2007
								Fair		Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Value	Total	Value
	(In billions of Won except rates)

Local currency:
Fixed rate	729	170	907	517	517	66	2,904	2,909	2,284	2,276
Average weighted rate(1)	5.83%	5.27%	5.71%	5.64%	5.64%	3.73%	5.64%	—	4.78%	—
Variable rate	122	130	271	5	5	302	833	643	47	47
Average weighted rate(1)	5.56%	6.63%	4.89%	2.50%	2.50%	4.18%	4.98%	—	3.85%	—

Sub-total	851	300	1,177	522	521	367	3,738	3,552	2,331	2,323

Foreign currency, principally Dollars and Yen:
Fixed rate	3,094	245	787	23	1,083	418	5,649	5,443	2,880	2,952
Average weighted rate(1)	3.90%	3.16%	0.17%	3.17%	2.36%	5.53%	3.17%	—	3.78%	—
Variable rate	80	113	1,137	—	279	—	1,609	14	163	163
Average weighted rate(1)	3.26%	2.04%	2.65%	—	0.79%	—	2.31%	—	5.04%	—

Sub-total	3,174	358	1,924	23	1,361	418	7,258	5,457	3,043	3,115

Total	4,025	657	3,101	545	1,883	785	10,996	9,010	5,375	5,438

(1)	Weighted average rates of the portfolio at the period end.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of five to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2008, 384 million tons of iron ore and 51 million tons of coal remained to be purchased under long-term supply contracts.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. As of December 31, 2008, we hold a 2.88% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2008) and a 3.50% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

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

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2008, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

c.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in Item 18 of this Form 20-F.

d.	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.   [Reserved]

Item 16A.   Audit Committee Financial Expert

At our annual general meeting of shareholders in February 2009, our shareholders elected the following four members to the audit committee: Park, Sang-Yong (committee chair), Jones, Jeffrey D., Sun, Wook and Lee, Chang-Hee. The board of directors has approved this newly elected audit committee. Park, Sang-Yong is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16C.   Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Samil Pricewaterhouse Coopers, in 2007, and KPMG Samjong in 2008:

	For the Year Ended December 31,
	2007		2008
	(In millions of Won)

Audit fees	~~W~~	1,791	~~W~~	2,539
Audit-related fees		—		—
Tax fees		139		254
Other fees		14		200

Total fees	~~W~~	1,944	~~W~~	2,993

Audit fees in 2008 as set forth in the above table are the aggregate fees billed by KPMG Samjong, in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2008 as set forth in the above table are the aggregate fees billed by KPMG Samjong for due diligence service related to an acquisition project, accounting advisory service on consolidation and general consultation on financial accounting and reporting standards.

Tax fees in 2008 as set forth in the above table are fees billed by KPMG Samjong for our tax compliance and tax planning, as well as tax planning and preparation of other related companies.

Other fees in 2008 as set forth in the above table are fees billed by KPMG Samjong primarily related to review of financial information on potential investment projects.

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

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2008:

					Total Number of	Maximum Number of
					Shares Purchased as	Shares that May Yet
	Total Number of		Average Price Paid		Part of Publicly	be Purchased Under
Period	Shares Purchased		per Share (In Won)		Announced Plans	the Plans

January 1 to January 31	43,000	(1)	~~W~~	543,692	—	—
February 1 to February 29	—			—	—	—
March 1 to March 31	30,000	(1)		448,431	—	—
April 1 to April 30	—			—	—	—
May 1 to May 31	—			—	—	—
June 1 to June 30	—			—	—	—
July 1 to July 31	—			—	—	—
August 1 to August 31	—			—	—	—
September 1 to September 30	—			—	—	—
October 1 to October 31	—			—	—	—
November 1 to November 30	—			—	—	—
December 1 to December 31	—			—	—	—

Total	73,000		~~W~~	504,544	—	—

(1)	Stocks purchased from the treasury stock fund

Item 16.G.   Corporate Governance

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
The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 9 out of 15 directors are Outside Directors. Under our articles of incorporation, we may have up to six Standing Directors and nine Outside Directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors	We have not established a separate nomination corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Standing Director.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors	We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee
Listed companies must have an audit committee that is composed of more than three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act	We maintain an Audit Committee comprised of four Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan	We currently have an Employee Stock Ownership Program. We previously provided a stock options program for officers and directors, as another equity compensation plan. However, during our annual shareholders’ meeting in February 2006, our shareholders resolved to terminate the stock option program and amended our articles of incorporation to delete the provision allowing grant of stock options to officers and directors. Consequently, since February 24, 2006, we have not granted stock options to officers and directors. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at www.posco.com.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.com.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
POSCO:

We have audited the accompanying consolidated balance sheet of POSCO and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statement of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean won have been translated into United States dollars on the basis set forth in note 2 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2009 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
June 29, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of POSCO and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in equity and cash flows for the year then ended, and our report dated June 29, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
June 29, 2009

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of
POSCO:

In our opinion, the consolidated balance sheet as of December 31, 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of two years in the period ended December 31, 2007 present fairly, in all material respects, the financial position of POSCO and its subsidiaries at December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

According principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

/s/ Samil PricewaterhouseCoopers
Seoul, Republic of Korea
June 10, 2008

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. “PricewaterhouseCoopers” refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

POSCO and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2008 and 2007

				(Note 2)
	2008		2007	2008
	(In millions of Korean won and thousands of US dollar)

ASSETS
Cash and cash equivalents, net of government grants (note 3)	~~W~~	2,490,264	1,292,581	$1,973,268
Short-term financial instruments (note 3)		1,827,450	1,743,079	1,448,059
Trading securities (note 4)		1,238,261	1,286,939	981,190
Current portion of available-for-sales securities (note 7)		30,888	32,113	24,476
Current portion of held-to-maturity securities (note 7)		20,613	192,393	16,333
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (note 5)		5,894,093	4,035,602	4,670,438
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (note 5)		538,510	214,956	426,711
Advance payments		1,033,513	373,167	818,949
Inventories (notes 6 and 31)		8,661,721	4,902,016	6,863,487
Deferred income tax assets (note 25)		109,578	101,982	86,829
Other current assets, net of allowance for doubtful accounts (note 11)		352,742	218,705	279,511

Total current assets		22,197,633	14,393,533	17,589,251
Property, plant and equipment (notes 8 and 31)		42,230,169	37,902,887	33,462,893
Less accumulated depreciation		(24,161,070)	(22,321,122)	(19,145,065)

Property, plant and equipment, net		18,069,099	15,581,765	14,317,828
Investment securities, net (note 7)		5,177,482	5,178,723	4,102,601
Intangible assets, net (notes 9 and 31)		723,767	570,779	573,508
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (note 5)		23,264	39,919	18,435
Long-term loans receivable, net of allowance for doubtful accounts and present value discount (note 5)		80,287	40,474	63,619
Deferred income tax assets (note 25)		317,023	279,903	251,207
Guarantee deposits		65,540	57,485	51,933
Long-term financial instruments (note 3)		16,462	17,065	13,044
Other long-term assets, net of allowance for doubtful accounts and present value discount (note 11)		290,725	115,117	230,368

Total non-current assets		24,763,649	21,881,230	19,622,543

Total assets	~~W~~	46,961,282	36,274,763	$37,211,794

See accompanying notes to consolidated financial statements

POSCO and Subsidiaries

Consolidated Balance Sheets — (Continued)
As of December 31, 2008 and 2007

				(Note 2)
	2008		2007	2008
	(In millions of Korean won and thousands of US dollar)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts and notes payable	~~W~~	3,070,436	2,246,890	$2,432,992
Short-term borrowings (note 12)		3,254,355	1,572,020	2,578,728
Current portion of long-term debts, net of discount on debentures issued (notes 12 and 13)		770,142	483,402	610,255
Accrued expenses		237,917	172,971	188,524
Other accounts and notes payable		579,853	502,665	459,471
Withholdings		126,538	133,495	100,268
Income tax payable		2,083,472	930,822	1,650,929
Advances received		597,514	405,548	473,466
Deferred income tax liabilities (note 25)		—	120,992	—
Other current liabilities (note 15)		289,165	55,810	229,133

Total current liabilities		11,009,392	6,624,615	8,723,766
Long-term debts, net of current portion and discount on debentures issued (note 13)		6,895,862	3,306,486	5,464,235
Accrued severance benefits, net (note 14)		383,718	336,095	304,055
Deferred income tax liabilities (note 25)		70,363	654,969	55,755
Other long-term liabilities (note 15)		257,742	234,858	204,233

Total non-current liabilities		7,607,685	4,532,408	6,028,278

Total liabilities		18,617,077	11,157,023	14,752,044
Parent shareholders’ equity
Capital stock (notes 1 and 17)		482,403	482,403	382,253
Capital surplus (note 18)		4,319,083	4,176,592	3,422,411
Capital adjustments, net (note 21)		(2,509,081)	(2,727,147)	(1,988,179)
Accumulated other comprehensive (loss) income		(21,986)	784,933	(17,421)
Retained earnings (note 19)		25,393,246	21,767,302	20,121,431

		27,663,665	24,484,083	21,920,495
Minority interest		680,540	633,657	539,255

Total shareholders’ equity		28,344,205	25,117,740	22,459,750

Total liabilities and shareholders’ equity	~~W~~	46,961,282	36,274,763	$37,211,794

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006

					(Note 2)
	2008		2007	2006	2008
	(In millions of Korean won and thousands of US dollar except per share information)

Sales (note 31)	~~W~~	41,742,636	31,607,741	25,842,326	$33,076,574
Cost of goods sold (note 31)		32,562,339	24,902,663	19,896,764	25,802,170

Gross profit		9,180,297	6,705,078	5,945,562	7,274,404
Selling and administrative expenses (notes 24 and 31)		2,006,368	1,785,217	1,556,415	1,589,832

Operating income		7,173,929	4,919,861	4,389,147	5,684,572

Non-operating income (note 31)
Interest and dividend income		362,309	234,841	182,832	287,091
Gain on foreign currency transactions		1,078,243	158,346	156,722	854,392
Gain on foreign currency translation		122,287	19,179	84,269	96,899
Gain on valuation of trading securities		16,535	16,039	19,467	13,102
Gain on disposal of trading securities		55,056	57,236	67,284	43,626
Gain on disposal of property, plant and equipment		14,392	15,182	19,144	11,404
Gain on valuation of derivatives		346,932	12,741	1,857	274,907
Gain on derivative transactions		41,575	17,689	15,477	32,943
Equity in earnings of equity method accounted investees		32,931	71,563	47,147	26,094
Gain on recovery of allowance for doubtful accounts		19,116	41,124	13,776	15,147
Reversal of stock compensation expense		55,155	—	—	43,704
Others		225,345	174,567	141,249	178,562

		2,369,876	818,507	749,224	1,877,871

Non-operating expenses (note 31)
Interest expense		344,686	239,913	183,290	273,127
Other bad debt expense		23,269	16,335	70,370	18,438
Loss on disposal of trading securities		1,243	37	777	985
Loss on valuation of trading securities		3,870	440	604	3,067
Loss on foreign currency transactions		1,207,257	130,679	137,567	956,622
Loss on foreign currency translation		933,086	65,432	4,855	739,370
Loss on derivative transactions		103,739	6,312	40,363	82,202
Loss on valuation of derivatives		288,655	3,617	820	228,729
Donations		142,570	197,366	154,678	112,972
Loss on impairment of investments		120,840	11,542	2,088	95,752
Loss on disposal of property, plant and equipment		53,823	43,544	54,179	42,649
Loss on impairment of intangible assets		45,890	—	—	36,363
Equity in losses of equity method accounted investees		56,795	28,929	722	45,004
Others		122,443	95,291	203,467	97,021

		3,448,166	839,437	853,780	2,732,301

Net income before income tax expense and net income (loss) of consolidated subsidiaries before acquisition		6,095,639	4,898,931	4,284,591	4,830,142
Income tax expense (note 25)		(1,733,983)	(1,274,226)	(921,951)	(1,373,996)
Net income (loss) of consolidated subsidiaries before acquisition (note 31)		11,552	(53,259)	9,558	9,154

Net income	~~W~~	4,350,104	3,677,964	3,353,082	$3,446,992

Net income attributable to controlling interest	~~W~~	4,378,751	3,558,660	3,314,181	$3,469,692
Net income (loss) attributable to minority interest (note 31)	~~W~~	(28,647)	119,304	38,901	$(22,700)
Basic and diluted earnings per share (note 26) (in Korean won and US dollar)	~~W~~	58,002	46,854	42,115	$46

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2008, 2007 and 2006

					Accumulated
					Other
					Comprehensive
	Capital		Capital	Capital	(Loss)	Retained	Minority
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean won)

Balance as of January 1, 2006	~~W~~	482,403	3,991,409	(965,433)	(188,264)	16,168,892	384,670	19,873,677
Net income		—	—	—	—	3,314,181	38,901	3,353,082
Effect of changes in scope of consolidation		—	(1,012)	—	—	40,649	—	39,637
Effect of changes in percentage of ownership of investees		—	(8,645)	—	—	—	—	(8,645)
Dividends		—	—	—		(636,487)	—	(636,487)
Changes in treasury stock		—	50,565	(711,485)	—	—	—	(660,920)
Gain on valuation of available-for-sale securities, net		—	—	—	432,469	—	—	432,469
Changes in capital adjustments of equity method accounted investees		—	—	—	11,635	—	—	11,635
Foreign currency translation adjustments		—	—	—	(46,086)	—	—	(46,086)
Loss on valuation of derivatives
Effect of changes in percentage of minority interest		—	—	—	—	—	61,639	61,639
Others		—	2,956	(1,311)	—	(23,902)	3,998	(18,259)

Balance as of December 31, 2006	~~W~~	482,403	4,035,273	(1,678,229)	209,754	18,863,333	489,208	22,401,742

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)
For the years ended December 31, 2008, 2007 and 2006

					Accumulated
					Other
					Comprehensive
	Capital		Capital	Capital	(Loss)	Retained	Minority
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean won)

Balance as of January 1, 2007	~~W~~	482,403	4,035,273	(1,678,229)	209,754	18,863,333	489,208	22,401,742
Net income		—	—	—	—	3,558,660	119,304	3,677,964
Effect of changes in scope of consolidation		—	37	—	—	—	62,024	62,061
Effect of changes in percentage of ownership of investees		—	(5,500)	—	—	—	—	(5,500)
Dividends		—	—	—	—	(655,099)	—	(655,099)
Changes in treasury stock		—	175,231	(1,045,274)	—	—	—	(870,043)
Gain on valuation of available-for-sale securities, net		—	—	—	498,711	—	—	498,711
Changes in capital adjustments of equity method accounted investees		—	—	—	(7,455)	—	—	(7,455)
Foreign currency translation adjustments		—	—	—	87,957	—	—	87,957
Loss on valuation of derivatives		—	—	—	(4,034)	—	—	(4,034)
Effect of changes in percentage of minority interest		—	—	—	—	—	16,380	16,380
Others		—	(28,449)	(3,644)	—	408	(53,259)	(84,944)

Balance as of December 31, 2007	~~W~~	482,403	4,176,592	(2,727,147)	784,933	21,767,302	633,657	25,117,740

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)
For the years ended December 31, 2008, 2007 and 2006

					Accumulated
					Other
					Comprehensive
	Capital		Capital	Capital	(Loss)	Retained	Minority
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean won)

Balance as of January 1, 2008	~~W~~	482,403	4,176,592	(2,727,147)	784,933	21,767,302	633,657	25,117,740
Net income		—	—	—	—	4,378,751	(28,647)	4,350,104
Effect of changes in scope of consolidation		—	—	—	—	—	31,518	31,518
Effect of changes in percentage of ownership of investees		—	20,194	—	—	—	—	20,194
Dividends		—	—	—	—	(755,037)	—	(755,037)
Changes in treasury stock		—	121,938	213,951	—	—	—	335,889
Unrealized loss on available-for-sale securities, net		—	—	—	(1,276,043)	—	—	(1,276,043)
Changes in capital adjustments of equity method accounted investees		—	—	—	37,575	—	—	37,575
Foreign currency translation adjustments		—	—	—	438,314	—	—	438,314
Loss on valuation of derivatives		—	—	—	(6,765)	—	—	(6,765)
Effect of changes in percentage of minority interest		—	—	—	—	—	39,726	39,726
Others		—	359	4,115	—	2,230	4,286	10,990

Balance as of December 31, 2008	~~W~~	482,403	4,319,083	(2,509,081)	(21,986)	25,393,246	680,540	28,344,205

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)
For the years ended December 31, 2008, 2007 and 2006

				Accumulated
				Other
				Comprehensive
	Capital	Capital	Capital	(Loss)	Retained	Minority
	Stock	Surplus	Adjustments	Income	Earnings	Interest	Total
	(In thousands of US dollar)

Balance as of January 1, 2008	$382,253	3,309,502	(2,160,972)	621,975	17,248,258	502,105	19,903,121
Net income	—	—	—	—	3,469,692	(22,700)	3,446,992
Effect of changes in scope of consolidation	—	—	—	—	—	24,975	24,975
Effect of changes in percentage of ownership of investees	—	16,002	—	—	—	—	16,002
Dividends	—	—	—	—	(598,286)	—	(598,286)
Changes in treasury stock	—	96,623	169,533	—	—	—	266,156
Unrealized loss on available-for-sale securities, net	—	—	—	(1,011,128)	—	—	(1,011,128)
Changes in capital adjustments of equity method accounted investees	—	—	—	29,774	—	—	29,774
Foreign currency translation adjustments	—	—	—	347,318	—	—	347,318
Loss on valuation of derivatives	—	—	—	(5,360)	—	—	(5,360)
Effect of changes in percentage of minority interest	—	—	—	—	—	31,479	31,479
Others	—	284	3,260	—	1,767	3,396	8,707

Balance as of December 31, 2008	$382,253	3,422,411	(1,988,179)	(17,421)	20,121,431	539,255	22,459,750

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

					(Note 2)
	2008		2007	2006	2008
	(In millions of Korean won and thousands of US dollar)

Cash flows from operating activities
Net income	~~W~~	4,350,104	3,677,964	3,353,082	$3,446,991

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,379,291	2,126,729	1,782,738	1,885,333
Accrual of severance benefits		314,156	211,758	144,931	248,935
Provision for doubtful accounts, net		28,186	37,237	173,931	22,334
Loss (gain) on derivatives transaction, net		62,165	(11,377)	24,886	49,259
Loss (gain) on foreign currency translation, net		750,464	49,334	(76,453)	594,663
Loss on impairment of investments		120,840	11,542	2,088	95,752
Loss on disposal of property, plant and equipment, net		39,431	28,362	35,035	31,245
Loss on impairment of intangible assets, net		45,890	—	—	36,363
Gain on disposal of trading securities, net		(53,813)	(57,199)	(66,507)	(42,641)
Gain on valuation of trading securities, net		(12,665)	(15,599)	(18,863)	(10,035)
Gain on valuation of derivatives, net		(58,277)	(9,124)	(1,037)	(46,178)
Equity in earnings (losses) of equity method accounted investees, net		23,864	(42,634)	(46,425)	18,910
Other employee benefits		71,070	66,827	136,662	56,316
Net income (loss) of consolidated subsidiaries before acquisition		11,552	(53,259)	9,558	9,154
Stock compensation expense, net		(55,155)	123,881	49,885	(43,704)
Others		64,615	61,738	186,333	51,201

		3,731,614	2,528,216	2,336,762	2,956,907

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(1,538,854)	(613,548)	(398,201)	(1,219,377)
Increase in inventories		(3,393,710)	(461,226)	(380,143)	(2,689,152)
Decrease (increase) in other accounts and notes receivable		(222,706)	67,929	(30,932)	(176,471)
Increase in accrued income		(11,914)	(15,218)	(26,205)	(9,441)
Increase in advance payments		(586,601)	(70,847)	(73,034)	(464,818)
Increase in prepaid expenses		(11,468)	(23,658)	(5,009)	(9,088)
Increase in trade accounts and notes payable		609,200	561,078	272,270	482,726
Increase in other accounts and notes payable		7,829	164,460	122,673	6,203
Increase (decrease) in advances received		215,491	(16,884)	78,449	170,754
Decrease in accrued expenses		94,716	(108,184)	(459,579)	75,052
Increase (decrease) in income taxpayable		1,146,204	162,806	(715,691)	908,244
Deferred income tax, net		(432,528)	(20,127)	(59,480)	(342,732)
Payment of severance benefits		(125,374)	(64,975)	(36,817)	(99,346)
Increase in group severance insurance deposits		(141,807)	(147,366)	(48,880)	(112,367)
Increase (decrease) in other current liabilities		28,816	(13,055)	5,855	22,834
Others		(31,997)	(54,105)	(9,616)	(25,353)

		(4,394,703)	(652,920)	(1,764,340)	(3,482,332)

Net cash provided by operating activities		3,687,015	5,553,260	3,925,504	2,921,566

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)
Years Ended December 31, 2008, 2007 and 2006

					(Note 2)
	2008		2007	2006	2008
	(In millions of Korean won and thousands of US dollar)

Cash flows from investing activities
Acquisition of trading securities	~~W~~	(7,058,161)	(8,173,811)	(14,516,637)	$(5,592,837)
Acquisition of short-term financial instruments		(5,098,326)	(2,678,616)	(1,610,510)	(4,039,878)
Acquisition of available-for-sale securities		(1,357,622)	(1,179,114)	(55,935)	(1,075,771)
Acquisition of property, plant and equipment		(4,093,313)	(2,892,247)	(3,709,422)	(3,243,513)
Acquisition of intangible assets		(131,107)	(81,946)	(131,575)	(103,888)
Acquisition of other long-term assets		(122,700)	(160,098)	(131,095)	(97,227)
Short-term loans provided		(79,876)	(50,687)	(62,641)	(63,293)
Long-term loans provided		(285,654)	(24,235)	(6,388)	(226,350)
Payment for business acquisition, net of cash acquired		(279,031)	(1,335)	(597,531)	(221,103)
Disposal of trading securities		7,008,770	9,064,842	15,322,978	5,553,701
Disposal of short-term financial instruments		5,045,613	1,705,169	1,516,362	3,998,109
Disposal of available-for-sale securities		26,752	9,412	145,990	21,198
Disposal of long-term financial instruments		279,610	34,555	113,339	221,561
Disposal of property, plant and equipment		53,773	34,958	425,976	42,609
Collection on short-term loans		191,251	108,221	64,436	151,546
Others		97,252	21,220	(130,557)	77,062

Net cash used in investing activities		(5,802,769)	(4,263,712)	(3,363,210)	(4,598,074)

Cash flows from financing activities
Proceeds from short-term borrowings		10,233,819	6,811,282	4,119,189	8,109,207
Proceeds from long-term debt		3,454,625	1,054,138	2,160,279	2,737,421
Proceeds from other long-term liabilities		49,851	37,060	15,535	39,501
Disposal of treasury stock		364,753	406,991	69,779	289,028
Repayment of current portion of long-term debt		(491,635)	(278,699)	(1,188,281)	(389,568)
Repayment of short-term borrowings		(9,042,662)	(6,599,799)	(3,821,014)	(7,165,343)
Repayment of long-term debt		(369,348)	(248,087)	(165,212)	(292,669)
Payment of cash dividends		(755,037)	(655,099)	(636,487)	(598,286)
Acquisition of treasury stock		(36,832)	(1,291,362)	(851,123)	(29,185)
Repayment of other long-term liabilities		(38,145)	(94,072)	(78,173)	(30,226)
Others		(252,807)	(143,209)	106,644	(200,322)

Net cash used in financing activities		3,116,582	(1,000,856)	(268,864)	2,469,558

Effect of exchange rate changes on cash and cash equivalents		141,536	30,901	(15,245)	112,152

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		55,519	36,815	4,365	43,993

Net increase in cash and cash equivalents		1,197,883	356,407	282,550	949,195
Cash and cash equivalents
Cash and cash equivalent at beginning of the year		1,292,828	936,421	653,871	1,024,428

Cash and cash equivalent at end of the year (note 3)	~~W~~	2,490,711	1,292,828	936,421	$1,973,623

Supplemental cash flow information for the years ended December 31 is as follows:

	2008		2007	2006	2008
	(In millions of Korean won and thousands of US dollar)

Cash paid for interest	~~W~~	319,224	229,113	179,501	$252,951
Cash paid for income taxes		1,028,588	1,107,888	1,305,077	815,046

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2008 and 2007

1.	Consolidated Companies

General descriptions of POSCO and its controlled subsidiaries (collectively, the “Company”), which consist of 25 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. and 48 overseas subsidiaries, whose accounts are included in the consolidated financial statements, and 31 equity-method investees, which are excluded from consolidation, are as follows:

The Controlling Company

POSCO, the controlling company, is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and foreign markets. Annual production capacity is 33,000 thousand tons: 15,000 thousand tons at the Pohang mill and 18,000 thousand tons at the Gwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants (Pohang mill and Gwangyang mill) and one office in Korea, and seven liaison overseas offices.

As of December 31, 2008, POSCO’s shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Service	5,516,535	6.33
Nippon Steel Corporation(*1)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	3,620,298	4.15
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology (POSTECH)	2,000,000	2.29
Others	69,173,980	79.34

	87,186,835	100.00

(*1)	Nippon Steel Corporation has American Depository Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share and has par value of ~~W~~5,000 per share.

As of December 31, 2008, the shares of POSCO are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, London and Tokyo Stock Exchanges.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Consolidated Subsidiaries

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2008:

		Number of					Percentage of
		Outstanding	Number of Shares			Percentage of	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	Ownership (%)	Subsidiaries (%)	Location

Domestic

POSCO E & C Co., Ltd.	Engineering and construction	30,473,000	27,281,080	—	27,281,080	89.53	—	Pohang

Posteel Co., Ltd.	Steel sales and service	18,000,000	17,155,000	—	17,155,000	95.31	—	Seoul

POSCON Co., Ltd.	Electronic control devices manufacturing	3,519,740	3,098,610	—	3,098,610	88.04	—	Pohang

POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	6,000,000	3,412,000	—	3,412,000	56.87	—	Pohang

POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance and machinery installation	1,700,000	1,700,000	—	1,700,000	100.00	—	Pohang

POSDATA Co., Ltd.	Computer hardware and software distribution	81,551,600	50,440,720	—	50,440,720	61.85	—	Sungnam

POSCO Research Institute	Economic research and consulting	3,800,000	3,800,000	—	3,800,000	100.00	—	Seoul

Seung Kwang Co., Ltd.	Athletic facilities operation	3,945,000	2,737,000	1,208,000	3,945,000	100.00	POSCO E & C (30.62)	Suncheon

POSCO Architecs Consultants Co., Ltd.	Architecture and consulting	230,000	230,000	—	230,000	100.00	—	Seoul

POSCO Specialty Steel Co., Ltd.	Specialty steel manufacturing	26,000,000	26,000,000	—	26,000,000	100.00	—	Changwon

POSCO Machinery Co., Ltd.	Steel work maintenance and machinery installation	1,000,000	1,000,000	—	1,000,000	100.00	—	Gwangyang

POSTECH Venture Capital Corp.	Investment in venture companies	6,000,000	5,700,000	—	5,700,000	95.00	—	Pohang

POSCO Refractories & Environment Company Co., Ltd. (POSREC)	Manufacturing and sellings	5,907,000	3,544,200	—	3,544,200	60.00	—	Pohang

POSCO Terminal Co., Ltd.	Transporting and warehousing	5,000,000	2,550,000	—	2,550,000	51.00	—	Gwangyang

Metapolis Co., Ltd.	Construction	10,560,000	—	4,229,280	4,229,280	40.05	POSCO E & C (40.05)	Seoul

POSMATE Co., Ltd.(*1)	Facilities management	714,286	214,286	—	214,286	30.00	—	Seoul

Samjung Packing & Aluminum Co., Ltd.	Packing materials manufacturing	3,000,000	270,000	831,756	1,101,756	36.73	Posmate Co., Ltd. (27.73)	Pohang

POSCO Power Corp.	Generation of Electricity	40,000,000	40,000,000	—	40,000,000	100.00	—	Seoul

Postech 2006 Energy Fund(*1)	Investment in new technology	570	—	126	126	22.11	POSTECH Venture Capital Corp (10.53) POSCO Power (11.58)	Seoul

POSCORE Co., Ltd.	Components manufacturing and sales	3,907,151	—	1,992,647	1,992,647	51.00	Posteel (51.00)	Cheonan

PHP Co., Ltd.(*3)	Rental houses construction and management	400,000	—	400,000	400,000	100.00	POSCO E & C (100.00)	Incheon

PNR Co., Ltd.(*3)	Steel by-products processing and sales	7,810,980	5,467,686	—	5,467,686	70.00	—	Pohang

Megaasset Co., Ltd.(*3)	Real estate rental and sales	2,000,000	—	2,000,000	2,000,000	100.00	POSCO E & C (100.00)	Cheonan

Daewoo Engineering Company(*3)	Construction and Engineering service	2,400,000	—	2,128,701	2,128,701	88.70	POSCO E & C (88.70) POSCO E & C (2 7. 50)	Sungnam

Universal Studio Resort Development Co., Ltd.(*3)	Resort development	1,000,000	—	375,000	375,000	37.50	POSDATA Co., Ltd .(10.00)	Hwaseong

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Number of					Percentage of
		Outstanding	Number of Shares			Percentage of	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	Ownership (%)	Subsidiaries (%)	Location

Overseas

POSCO America Corporation (POSAM)	Steel trading	356,500	354,531	1,969	356,500	100.00	POSCAN (0.55)	USA

POSCO Australia Pty. Ltd. (POSA)	Steel sellings and mine development	761,775	761,775	—	761,775	100.00	—	Australia

POSCO Canada Ltd. (POSCAN)	Coal trading	1,099,885	—	1,099,885	1,099,885	100.00	Posteel (100.00)	Canada

POSCAN Elkview Coal Ltd.	Mine development	304,061	—	304,061	304,061	100.00	POSCAN (100.00)	Canada

POSCO Asia Co., Ltd. (POA)	Steel trading	9,360,000	9,360,000	—	9,360,000	100.00	—	China (Hong Kong)

VSC POSCO Steel Corporation (VPS)(*2)	Steel manufacturing	—	—	—	—	40.00	Posteel (5.00) Posteel (15.00)	Vietnam

Dalian POSCO - CFM Coated Steel Co., Ltd.(*2)	Coated steel manufacturing	—	—	—	—	85.00	POSCO-China (40.00)	China

POS-Tianjin Coil Center Co., Ltd.(*2)	Steel service center	—	—	—	—	70.00	Posteel (60.00)	China

POSMETAL Co., Ltd.	Steel service center	9,800	—	9,310	9,310	95.00	POSCO-Japan (95.00)	Japan

Shanghai Real Estate Development Co., Ltd.(*2)	Real estate rental	—	—	—	—	100.00	POSCO E&C (100.00)	China

IBC Corporation(*2)	Real estate rental	—	—	—	—	60.00	POSCO E&C (60.00)	Vietnam

POSLILAMA Steel Structure Co., Ltd.(*2)	Steel structure fabrication and sales	—	—	—	—	70.00	POSCO E&C (60.00) Posteel (10.00)	Vietnam

Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS)(*2)	Stainless steel manufacturing	—	—	—	—	82.48	POSCO-China (23.88)	China

POSCO (Guangdong) Steel Co., Ltd.(*2)	Coated steel manufacturing	—	—	—	—	96.98	POSCO-China (10.43)	China

POSCO Thailand Bangkok Processing Center Co.,Ltd.	Steel service center	14,857,921	12,721,734	2,136,187	14,857,921	100.00	Posteel (14.38)	Thailand

Myanmar-POSCO Steel Co., Ltd.	Coated steel manufacturing and sales	19,200	13,440	—	13,440	70.00	—	Myanmar

Zhangjiagang POSHA Steel Port Co., Ltd. (ZPSP)(*2)	Raw material and steel depot service	—	—	—	—	90.00	POSCO E&C (25.00) ZPSS (65.00)	China

POSCO-JOPC Co., Ltd.	Steel service center	4,900	—	2,785	2,785	56.84	POSCO-Japan (56.84)	Japan

POSCO Investment Co., Ltd.	Finance	5,000,000	5,000,000	—	5,000,000	100.00	—	China (Hong Kong)

POSCO-MKPC SDN BHD	Steel service center	56,550,200	25,269,900	14,315,238	39,585,138	70.00	Posteel (25.31)	Malaysia

Qingdao Pohang Stainless Steel Co., Ltd.(*2)	Stainless steel manufacturing	—	—	—	—	100.00	POSCO-China (10.00) ZPSS (20.00)	China

POSCO (Suzhou) Automotive Processing Center Co., Ltd.(*2)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China

POSEC-Hawaii Inc.	Construction and sales	24,400	—	24,400	24,400	100.00	POSCO E&C (100.00)	USA

POS-Qingdao Coil Center Co., Ltd.(*2)	Steel service center	—	—	—	—	100.00	Posteel (100.00)	China

POS-ORE Pty. Ltd.	Iron ore mining and trading	17,500,001	—	17,500,001	17,500,001	100.00	POSA (100.00)	Australia

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Number of					Percentage of
		Outstanding	Number of Shares			Percentage of	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	Ownership (%)	Subsidiaries (%)	Location

POSCO-China Holding Corp.(*2)	Holding company	—	—	—	—	100.00	—	China

POSCO-Japan Co., Ltd.	Steel trading	90,438	90,438	—	90,438	100.00	—	Japan

POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.(*2)	Facilities manufacturing	—	—	—	—	100.00	POSCO E&C (100.00)	China

POS-CD Pty. Ltd.	Coal trading	12,550,000	—	12,550,000	12,550,000	100.00	POSA (100.00)	Australia

POS-GC Pty. Ltd.	Coal trading	11,050,000	—	11,050,000	11,050,000	100.00	POSA (100.00)	Australia

POSCO-India Private Ltd.	Steel manufacturing and sales	225,000,000	225,000,000	—	225,000,000	100.00	—	India

POS-India Pune Steel Processing Centre Pvt. Ltd.	Steel service center	115,062,470	74,787,080	—	74,787,080	65.00	—	India

POSCO-JNPC Co., Ltd.	Steel service center	49,000	—	44,100	44,100	90.00	POSCO-Japan (90.00)	Japan

POSCO-Foshan Steel Processing Center Co., Ltd.(*2)	Steel service center	—	—	—	—	100.00	POA (24.20) POSCO-China (36.20)	China

POSCO E&C (Beijing) Co., Ltd.(*2)	Construction and engineering	—	—	—	—	100.00	POSCO E&C (100.00)	China

POS-MPC S.A. de C.V.	Steel service center	3,663,289	—	2,234,607	2,234,607	61.00	POSAM (61.00)	Mexico

							ZPSS (47.30)

Zhangjigang Pohang Port Co., Ltd.(*2)	Raw material and steel depot service	—	—	—	—	100.00	ZPSP (27.70) POSCO-China (25.00)	China

POSCO-Vietnam Co., Ltd.(*2)	Cold-rolled steel manufacturing and sales	—	—	—	—	100.00	—	Vietnam

POSCO-Mexico Co., Ltd.	Cold-rolled steel manufacturing and sales	1,541,191,740	1,304,955,672	236,236,068	1,541,191,740	100.00	POSCAN (15.33)	Mexico

POSS India Delhi Steel Processing Centre Private Limited	Steel service center	55,673,970	42,532,980	—	42,532,980	76.40	—	India

POS-NP Pty. Ltd.	Coal trading	35,000,000	—	35,000,000	35,000,000	100.00	POSA (100.00)	Australia

POSCO-Vietnam Processing Center Co., Ltd.(*2)	Steel service center	—	—	—	—	80.00	—	Vietnam

POSCO (Chongqing) Automotive Processing Center Co., Ltd.(*2,3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China

Suzhou POSCORE Technology Co., Ltd.(*2)	Components manufacturing and sales	—	—	—	—	100.00	Posteel(15.15) POA(15.15) POSCORE(69.70)	China

POSCO-JYPC Co., Ltd.(*3)	Steel service center	49,000	—	31,550	31,550	64.39	POSCO-Japan (64.39)	Japan

POSCO-Malaysia SDN. BHD.(*3)	Steel service center	27,000,000	16,200,000	—	16,200,000	60.00	POSCAN (85.00)	Malaysia

POS-Minerals Corporation(*3)	Mine development and operation	100	—	100	100	100.00	Samjung P&A (15.00)	USA

POSCO (Wuhu) Automotive Processing Center Co., Ltd.(*2,3)	Steel service center	—	—	—	—	100.00	POSCO-China (31.43)	China

(*1)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of board of directors and others.

(*2)	No shares have been issued in accordance with the local laws and regulations.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*3)	These subsidiaries are newly included in the consolidation.

Summary of financial information of consolidated subsidiaries as of and for the year ended December 31, 2008 is as follows:

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean won) (*)

Domestic
POSCO E & C Co., Ltd.	4,730,101	3,139,178	1,590,923	4,517,303	161,520
Posteel Co., Ltd.	912,379	460,815	451,564	2,479,568	115,603
POSCON Co., Ltd.	369,372	209,537	159,835	474,757	12,731
POSCO Coated & Color Steel Co., Ltd.	487,758	270,905	216,853	956,381	(48,482)
POSCO Machinery & Engineering Co., Ltd.	136,787	79,413	57,374	295,481	3,263
POSDATA Co., Ltd.	308,567	189,995	118,572	384,380	(78,749)
POSCO Research Institute	26,449	3,077	23,372	19,742	187
Seung Kwang Co., Ltd.	76,929	36,984	39,945	12,620	(2,047)
POSCO Architecs Consultants Co., Ltd.	54,481	17,170	37,311	73,021	6,862
POSCO Specialty Steel Co., Ltd.	1,007,588	440,881	566,707	1,679,748	77,316
POSCO Machinery Co., Ltd.	60,925	33,122	27,803	142,125	5,033
POSTECH Venture Capital Corp.	35,418	618	34,800	3,137	(2,231)
POSCO Refractories & Environment Co., Ltd. (POSREC)	233,415	78,686	154,729	446,939	25,181
POSCO Terminal Co., Ltd.	50,200	11,297	38,903	66,420	11,592
Metapolis Co., Ltd.	527,057	423,173	103,884	210,439	42,360
Posmate Co., Ltd.	55,310	19,285	36,025	79,052	2,701
Samjung Packing & Aluminum Co., Ltd.	154,668	97,861	56,807	373,682	(10,031)
POSCO Power Corp.	1,181,079	628,510	552,569	744,026	46,910
Postech 2006 Energy Fund	29,393	3	29,390	1,184	212
PHP Co., Ltd.	571,862	570,620	1,242	—	(600)
POSCORE Co., Ltd.	92,124	47,928	44,196	180,222	21,235
PNR Co., Ltd.	51,725	12,185	39,540	—	485
Megaasset Co., Ltd.	58,068	49,961	8,107	1,609	(1,893)
Daewoo Engineering Company	276,230	144,447	131,783	564,825	27,992
Universal Studio Resort Development Co., Ltd.	10,000	—	10,000	—	—
Overseas
POSCO America Corporation (POSAM)	284,442	109,714	174,728	208,846	11,366
POSCO Australia Pty. Ltd. (POSA)	348,774	210,739	138,035	122,733	38,523
POSCO Canada Ltd. (POSCAN)	361,976	109,719	252,257	289,102	128,813
POSCAN Elkview Coal Ltd.	46,508	2,699	43,809	—	4,976

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean won) (*)

POSCO Asia Co., Ltd. (POA)	71,044	39,624	31,420	1,715,372	3,033
VSC POSCO Steel Corporation (VPS)	68,785	50,485	18,300	207,048	1,747
Dalian POSCO-CFM Coated Steel Co., Ltd.	51,822	37,336	14,486	136,075	596
POS-Tianjin Coil Center Co., Ltd.	48,181	33,203	14,978	107,480	566
POSMETAL Co., Ltd.	83,341	69,054	14,287	57,936	287
Shanghai Real Estate Development Co., Ltd.	182,638	56,213	126,425	29,116	15,230
IBC Corporation	95,102	62,472	32,630	23,697	11,326
POSLILAMA Steel Structure Co., Ltd.	48,041	66,515	(18,474)	68,147	442
Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS)	1,551,082	915,467	635,615	2,206,084	(131,021)
POSCO (Guangdong) Steel Co., Ltd.	104,143	67,707	36,436	151,814	(16,200)
POSCO Thailand Bangkok Processing Center Co., Ltd.	154,531	116,545	37,986	216,693	(10,472)
Myanmar-POSCO Steel Co., Ltd.	11,872	6,600	5,272	16,017	415
Zhangjiagang POSHA Steel Port Co., Ltd. (ZPSP)	16,058	45	16,013	1,797	(30)
POSCO-JOPC Co., Ltd.	59,706	52,750	6,956	53,691	(268)
POSCO Investment Co., Ltd.	492,447	399,848	92,599	12,248	561
POSCO-MKPC SDN BHD	95,701	52,983	42,718	122,621	5,708
Qingdao Pohang Stainless Steel Co., Ltd.	256,315	123,582	132,733	449,276	(21,347)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	128,923	73,044	55,879	184,297	2,899
POSEC-Hawaii Inc.	46,117	19,202	26,915	9,891	(2,450)
POS-Qingdao Coil Center Co., Ltd.	59,392	44,877	14,515	111,986	117
POS-Ore Pty. Ltd.	68,080	10,492	57,588	81,156	42,268
POSCO-China Holding Corp	267,957	15,976	251,981	88,891	(22,653)
POSCO-Japan Co., Ltd.	710,982	603,676	107,306	1,253,173	8,377
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	4,001	659	3,342	120	(299)
POS-CD Pty. Ltd.	31,433	23,459	7,974	5,389	(570)
POS-GC Pty. Ltd.	22,823	6,692	16,131	21,777	7,806
POSCO-India Private Ltd.	59,303	331	58,972	—	—
POS-India Pune Steel Processing Centre Pvt. Ltd.	121,973	87,829	34,144	97,726	(1,394)
POSCO-JNPC Co., Ltd.	112,682	106,704	5,978	110,639	1,352
POSCO-Foshan Steel Processing Center Co., Ltd.	170,718	137,104	33,614	379,229	3,600
POSCO E&C (Beijing) Co., Ltd.	57,975	35,731	22,244	92,761	748

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean won) (*)

POS-MPC S.A. de C.V.	144,770	119,554	25,216	152,136	(8,140)
Zhangjigang Pohang Port Co., Ltd.	32,097	16,502	15,595	4,044	(199)
POSCO-Vietnam Co., Ltd.	513,860	282,481	231,379	—	(5,177)
POSCO-Mexico Co., Ltd.	242,643	126,191	116,452	—	(23,598)
POSS India Delhi Steel Processing Centre Pvt. Ltd.	52,260	44,032	8,228	40,409	(6,159)
POS-NP Pty. Ltd.	48,399	22,450	25,949	16,980	(3,454)
POSCO-Vietnam Processing Center Co., Ltd.	37,917	26,684	11,233	32,321	(891)
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	46,808	36,893	9,915	26,909	75
Suzhou POSCORE Technology Co., Ltd.	38,187	11,934	26,253	61,879	(15)
POSCO-JYPC Co., Ltd.	55,284	51,869	3,415	16,642	(2,203)
POSCO-Malaysia SDN. BHD	67,415	89,840	(22,425)	50,445	(18,222)
POS-Minerals Corporation	126,034	—	126,034	—	(854)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	22,518	4,058	18,460	—	(417)

(*)	Total assets, total liabilities and net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date, and sales and net income (loss) are translated at the average exchange rate of the reporting period.

Equity-Method Investees

The following table sets forth certain information with regard to equity-method investees as of December 31, 2008:

		Number of					Percentage of
		Outstanding	Number of Shares			Percentage of	Ownership of
Investees	Primary Business	Shares	POSCO	Subsidiaries	Total	Ownership (%)	Subsidiaries (%)	Location

Domestic

eNtoB Corporation	E-business	3,200,000	560,000	300,000	860,000	26.88	POSCO E&C (3.75) and Others	Seoul

MIDAS Information Technology Co., Ltd.	Engineering	3,402,000	—	866,190	866,190	25.46	POSCO E&C (25.46)	Seoul

Songdo New City Development Inc.(*2)	Real estate	—	—	—	—	29.90	POSCO E&C (29.90)	Seoul

Gail International Korea Ltd.(*2)	Real estate	—	—	—	—	29.90	POSCO E&C (29.90)	Seoul

SNNC Co., Ltd.(*1)	Material manufacturing	37,000,000	18,130,000	—	18,130,000	49.00	—	Gwangyang

Chungju Enterprise City	Construction	8,000,000	—	2,008,000	2,008,000	25.10	POSCO E&C (22.00)	Chungju

							POADATA (3.10)

Taegisan Wind Power Corporation(*1)	Wind power plant construction and management	1,220,000	—	610,000	610,000	50.00	POSCO E&C (50.00)	Hoengseong

KOREA SOLAR PARK Co., Ltd.(*1)	Solar power plant construction and management	2,400,000	—	900,000	900,000	37.50	POSCO E&C (7.50) Postech 2006 Energy Fund (30.00)	Youngam

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Number of					Percentage of
		Outstanding	Number of Shares			Percentage of	Ownership of
Investees	Primary Business	Shares	POSCO	Subsidiaries	Total	Ownership (%)	Subsidiaries (%)	Location

Chungla IBT Co., Ltd.(*2,4)	Multiplex development	—	—	—	—	6.30	POSCO E&C (6.3)	Incheon

Overseas

KOBRASCO(*1)	Facilities lease	4,021,438,370	2,010,719,185	—	2,010,719,185	50.00	—	Brazil

USS - POSCO Industries (UPI)(*1,2)	Steel processing	—	—	—	—	50.00	POSAM (50.00)	USA

Poschrome (Proprietary) Limited	Material manufacturing	86,700	21,675	—	21,675	25.00	—	Republic of South Africa

Guangdong Xingpu Steel Center Co., Ltd.(*2)	Steel processing	—	—	—	—	21.00	Posteel (10.50)	China

POS-Hyundai Steel Manufacturing India Private Limited	Steel processing	23,455,600	2,345,558	4,573,842	6,919,400	29.50	Posteel (19.50)	India

POSVINA Co., Ltd.(*1,2)	Steel manufacturing	—	—	—	—	50.00	—	Vietnam

PT POSMI Steel Indonesia (POSMI)(*1)	Steel service center	12,600	1,193	3,579	4,772	37.87	Posteel (28.40)	Indonesia

POSCO Bioventures L.P.(*2,3)	Investment in companies in the bio-tech industry	—	—	—	—	100.00	POSAM(100.00)	USA

CAML Resources Pty. Ltd.(*1)	Material processing	9,715	—	3,239	3,239	33.34	POSA(33.34)	Australia

Nickel Mining Company SAS(*1)	Material processing	6,601,426	3,234,698	—	3,234,698	49.00	—	New Caledonia

Liaoning Rongyuan Posco Refractories Co., Ltd.(*1,2)	Manufacturing and sellings	—	—	—	—	35.00	POSREC (35.00)	China

POSCO-SK Steel Pinghu Processing Center Co., Ltd.(*2)	Steel service center	—	—	—	—	20.00	—	China

Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.(*2)	Material processing	—	—	—	—	30.00	POSCO-China (30.00)	China

POSCO Poland Wroclaw Steel Processing Center Co., Ltd.	Steel service center	100,000	30,000	—	30,000	30.00	—	Poland

Ah khanh New City Development(*1,2)	Construction	—	—	—	—	50.00	POSCO E&C (50.00)	Vietnam

Henan Tsingpu Ferro Alloy Co., Ltd.(*1,2)	Material processing	—	—	—	—	49.00	ZPSS (49.00)	China

United Spiral Pipe, LLC. (USP)(*1,2)	Steel pipe manufacturing and sales	—	—	—	—	35.00	POSAM (35.00)	USA

Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.(*1,2)	Steel manufacturing	—	—	—	—	34.00	POSCO-China (10.00)	China

BX Steel POSCO Cold Rolled sheet Co., Ltd.(*2)	Steel manufacturing	—	—	—	—	25.00	—	China

POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.(*2)	Steel service center	—	—	—	—	30.00	—	Slovakia

Eureka Moly LLC.(*2)	Material processing	—	—	—	—	20.00	POS-Mineral (20.00)	USA

POS UTEK Development(*2)	Construction	—	—	—	—	25.00	POSCO E&C (25.00)	Russia

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*1)	Although the Company owns over 30% equity interest in these investees, the Company is not their largest shareholder, excluding them from consolidation.

(*2)	No shares have been issued in accordance with the local laws and regulations.

(*3)	Subsidiaries are not included in the consolidated financial statements as the controlling company has no control over these subsidiaries, although it is holding 100% of company’s interest.

(*4)	This investment is accounted for using equity method although the controlling company’s percentage of ownership is below 20%, because it has 40% of the voting rights of the investee and therefore is able to exercise significant influence on the investee.

Subsidiaries or Investees Excluded from the Consolidated Financial Statements

Location	Investees	Country	Reason

Domestic	HJ photovoltaics, Inc.	Korea	Small company
	Garolim Tidal Power Plant Co., Ltd.	Korea	Small company
	Daewoo national car Gwangju selling Co., Ltd.	Korea	Small company
	BASYS INDUSTRY CO., LTD.	Korea	Small company
	SENTECH KOREA CORP.	Korea	Small company
	Applied Science Corp.	Korea	Small company
	POSBRO Co., Ltd.	Korea	Small company
	POSWITH Co., Ltd.	Korea	Small company
	Pohang SFC Co., Ltd.	Korea	Small company
	Poscoenc SongDo International Building Co., Ltd.	Korea	Small company
	POSTECH BD Newundertaking fund	Korea	Small company
	Pohang Fuelcell Power Corporation	Korea	Small company
	AROMA POSTECH RENEWABLE ENERGY, CO., LTD.	Korea	Non-majority control
	Innovalley Co., Ltd.	Korea	Non-majority control
	DONGKWANG ELECTRIC CO., LTD.	Korea	Under liquidation
	MIRAE COMMUNICATION CO., LTD.	Korea	Under liquidation
	Busan-Gimhae Light Rail Transit Co., Ltd.	Korea	SOC business(*)
	Suwon Green Environment. Co., Ltd.	Korea	SOC business(*)
	Uisinseol LRT Co., Ltd.	Korea	SOC business(*)
	Incheon-Gimpo Highway	Korea	SOC business(*)
	Jangheung Environment Co., Ltd.	Korea	SOC business(*)
	Clean Paju Co., Ltd.	Korea	SOC business(*)
	Pajoo & Viro	Korea	SOC business(*)
	Green Jangryang Co., Ltd.	Korea	SOC business(*)
	Green Cheonan Co., Ltd.	Korea	SOC business(*)
	Universal Studios Resort Asset Management Coporation	Korea	Small company
Overseas	POSCO E&C Nigeria Ltd.	Nigeria	Small company
	DWEMEX, S.A.DE C.V.	Mexico	Small company
	POS MPC Servicios de C.V.	Mexico	Small company
	POSCO E&C SMART	Mexico	Small company

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Location	Investees	Country	Reason

Overseas	POSCO MEXICO HUMAN TECH	Mexico	Small company
	POSCO-MESDC	Mexico	Small company
	&TV Communications, Inc.	USA	Small company
	HAMOS	Vietnam	Small company
	Europe Steel Distribution Center (POS-ESDC, Logistics, Trading and Investment d.o.o)	Slovenia	Small company
	AZER POSCO E&C. LLC.	Azerbaijan	Small company
	VECTUS LIMITED	UK	Small company
	POSCO E&C India Private Ltd.	India	Small company
	PT.POSNESIA	Indonesia	Under liquidation
	Dalian Poscon Dongbang Automatic Co., Ltd.	China	Small company
	San Pu Trading Co., Ltd.	China	Small company
	Yingkou Posrec Refractories Co., Ltd.	China	Small company
	Zhangjiagang BLZ Pohang International Trading Co., Ltd.	China	Small company
	Zhangjiagang Pohang Refractories Co., Ltd.	China	Small company
	Qingdao Posco Steel Processing Co., Ltd	China	Small company
	POSCO SeAH Steel Wire (Nantong) Co., Ltd	China	Small company
	POSCO-SAMSUNG-SUZHOU PROCESSING CENTER(POSS-SZPC)	China	Small company
	POSDATA-CHINA	China	Small company
	POSA Cayman	Cayman Islands	Small company
	DAEWOO TECH THAILAND	Thailand	Small company
	POSCO Philippine Manila Processing Center, Inc. (POS-PMPC)	Philippine	Small company
	Miller Pohang Coal Company Pty Ltd. (MPCC)	Australia	Non-majority control
	POS JK LLC.	UAE	Small company
	POSCO Gulf Logistics LLC.	UAE	Small company

(*)	SOC (“Social Overhead Capital”) business represents capital spent on harbor facilities, universities and etc.

The above investees are accounted for using cost method in the consolidated financial statement.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Changes in Scope of Consolidation

Investees	Location	Reason

PNR Co., Ltd.	Pohang	The Company made investments to establish
Megaasset Co., Ltd.	Cheonan	The Company made investments to establish
Universal Studio Resort Development Co., Ltd.	Hwasung	The Company made investments to establish
Daewoo Engineering Co., Ltd.	Sungnam	The Company newly acquired more than 50% of interest related to this investment in 2008
PHP Co., Ltd.	Incheon	Total assets exceeded ~~W~~7,000 million as of December 31, 2007
POS-Minerals Corporation	USA	The Company made investments to establish
POSCO (Wuhu) Processing Center Co., Ltd.	China	The Company made investments to establish
POSCO-Malaysia SDN. BHD.	Malaysia	The Company newly acquired more than 50% of interest related to this investment in 2008
POSCO-JYPC Co., Ltd.	Japan	Total assets exceeded ~~W~~7,000 million as of December 31, 2007
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	China	Total assets exceeded ~~W~~7,000 million as of December 31, 2007

The total assets, shareholders’ equity, sales, and net income of the consolidated financial statements as of and for the year ended December 31, 2008, increased by ~~W~~1,285,017 million, ~~W~~325,117 million, ~~W~~660,430 million, and ~~W~~2,854 million, respectively.

The Effect from Adjustment of Accounting Policy in Consolidated Subsidiaries

The effects to the financial statements of consolidated subsidiaries resulting from the application of accounting principles and estimates of the controlling company to its subsidiaries for the years ended December 31, 2008 and 2007 are as follows:

	2008
	Net Assets Value		Adjustment		Net Assets Value
Investees	Before Adjustment		Amount		After Adjustment
	(In millions of Korean won)

Posteel Co., Ltd.	~~W~~	451,564	~~W~~	(601)	~~W~~	450,963
POSCON Co., Ltd.		159,835		1,329		161,164
POSCO Coated & Color Steel Co., Ltd.		216,853		(4,107)		212,746
POSCO Refractories & Environment Co., Ltd. (POSREC)		154,729		5,544		160,273
Samjung Packing & Aluminum Co., Ltd.		56,808		3,775		60,583
POSCO Power Corp.		552,569		(7,910)		544,659
POSCO Asia Co., Ltd.		31,420		(352)		31,068
Zhangjiagang Pohang Stainless Steel Co., Ltd.		635,615		(71,419)		564,196
POSCO Investment Co., Ltd.		92,599		(3,915)		88,684
Qingdao Pohang Stainless Steel Co., Ltd.		132,733		(21,682)		111,051
POSCO-Japan Co., Ltd.		107,306		(1,097)		106,209
POS-Qingdao Coil Center Co., Ltd.		14,515		(34)		14,481
POSCO E&C (Beijing) Co., Ltd.		22,244		(275)		21,969

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2007
	Net Assets Value	Adjustment	Net Assets Value
Investees	Before Adjustment	Amount	After Adjustment
	(In millions of Korean won)

Posteel Co., Ltd.	324,736	(626)	324,111
POSCON Co., Ltd.	149,729	901	150,630
POSCO Coated & Color Steel Co., Ltd.	275,322	(2,821)	272,501
POSCO Refractories & Environment Co., Ltd. (POSREC)	132,953	6,451	139,404
Samjung Packing & Aluminum Co., Ltd.	77,793	2,362	80,155
POSCO Power Corp.	523,318	(1,509)	521,809
POSCO Asia Co., Ltd.	20,861	(544)	20,317
Zhangjiagang Pohang Stainless Steel Co., Ltd.	569,173	(42,750)	526,423
POSCO Investment Co., Ltd.	68,609	(1,574)	67,036
Qingdao Pohang Stainless Steel Co., Ltd.	83,558	(6,215)	77,344
POSCO-Japan Co., Ltd.	58,188	(545)	57,643

2.	Summary of significant accounting policies and basis of presenting financial statements

The Company prepares the consolidated financial statements in accordance with generally accepted accounting principles in the Republic of Korea and applied the same accounting policies that were adopted in the previous year’s consolidated financial statements.

The significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below:

Basis of consolidated financial statements presentation

POSCO and its domestic subsidiaries maintain their accounting records in Korean won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been derived and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of POSCO and its subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Cash and Cash equivalents

Management considers short-term deposits with maturities of three months or less on the acquisition date to be cash equivalents. Government grants received before the grants are used for specific purposes from third parties are presented as a reduction of cash and cash equivalents.

Revenue recognition

The Company’s revenue categories consist of goods sold, services rendered, construction contracts and other income. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

costs and possible return of goods can be estimated reliably, and there is no continuing Company involvement with the goods.

Revenue from services provided is recognized by applying the percentage of completion method when the amount of revenue, the costs incurred, the costs to complete and stage of completion of the balance sheet date can be reliably measured, and it is probable that future economic benefits will flow into the Company.

Revenue from construction contracts are recognized when the outcome of the contract can be reliably measured. The percentage of completion is assessed by reference to costs incurred for work performed to date to the estimated total contract costs or surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in the consolidated statement of income.

Other income is recognized when the revenue recognition process is completed, the amount of revenue is reliably measured and it is probable that future economic benefits will flow into the Company.

Allowance for doubtful accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade accounts and notes receivable.

When the terms of trade accounts and notes receivable (the principal, interest rate or term) are modified, either through a court order, such as a reorganization, or by mutual formal agreement, resulting in a reduction in the present value of the future cash flows due to the Company, the difference between the carrying value of the relevant accounts and notes receivable and the present value of the future cash flows is recognized as bad debt expense.

Inventories

The costs of inventories are determined using the moving-weighted average or weighted average method while materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold. Gains and losses pertaining to physical inventory adjustments are also included in cost of goods sold.

Investments in Securities

Upon acquisition, the Company classifies debt and equity securities (excluding investments in investees and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at each balance sheet date.

Investments in debt securities which the Company has the intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

A security is recognized initially at its acquisition cost, which includes the market value of the consideration given and any other transaction costs. After initial recognition, held-to-maturity securities are accounted for at amortized costs in the balance sheet and trading and available-for-sale securities are accounted for at their fair values. However, non-marketable securities are accounted for at their acquisition costs if their fair values cannot be reliably estimated. The fair value of marketable securities is determined using quoted market prices as of the period end.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the consolidated statement of income in the period in which they arise. Available-for-sale securities are subsequently carried at fair value.

Cumulative unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income (loss), net of tax, directly in equity. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.

Management reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the balance sheet date or where the likelihood of disposal within one year from the balance sheet date is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the balance sheet date, are presented as current assets.

Equity method investments

Investments in equity securities of companies, over which the Company has the ability to exercise a significant influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investees in current operations, as capital adjustments, as adjustments to retained earnings or adjustments to equity in earnings or losses of equity method accounted investees, depending on the nature of the underlying change in the book value of the investee. When the Company’s share of losses in investees equals or exceeds its interest in the investees, including preferred stock or other long term loans and receivables issued by the investees, the Company does not recognize further losses, unless it has obligations or made payments on behalf of the investees. Gains and losses on transactions between the Company and its investees are eliminated to the extent of the Company’s interest in each investee.

The excess of the acquisition cost of an investment in an investee over the Company’s share of the fair value of the identifiable net assets acquired is amortized using the straight-line method over a period not exceeding 20 years. When acquisition cost of investments in an investee is less than the Company’s interest on the fair value of the identifiable net assets acquired, such difference is recognized using the straight-line method as a gain over the weighted average period of useful lives of the depreciable and amortizable non-monetary assets. The remainder over the fair value of identifiable non-monetary assets is recognized as a gain in the period of acquisition. Also, the Company’s interest on the difference between fair value and carrying value of identifiable assets and liabilities of a investee, at the time of acquisition, is depreciated or reversed in accordance with accounting policies of related assets or liabilities of an investee.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Cumulated translation gains or losses are included in accumulated other comprehensive income, a component of shareholders’ equity.

The Company’s proportionate unrealized profit arising from sales by the Company to equity method investees, sales by the equity method investees to the Company or sales between equity method investees are eliminated to the extent of the Controlling Company’s ownership.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Assets acquired by investment in kind or gift are stated at its fair value.

Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives

Buildings and structures	5 - 60 years
Machinery and equipment	3 - 25 years
Vehicles	3 - 10 years
Tools	4 - 10 years
Furniture and fixtures	3 - 10 years
Capital lease asset (*)	18 years

(*)	Capital lease asset is depreciated over the shorter of the lease term or the estimated useful lives of the asset.

The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, construction or development of property, plant and equipment as an expense in the period in which they are incurred.

Significant additions or improvements extending useful lives of assets are capitalized. Normal maintenance and repairs are charged to expense as incurred.

Management reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the expected estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount. However, if the recoverable amount of a tangible asset, for which impairment loss was recognized in prior periods, exceeds its carrying amount in subsequent periods, the amount of impairment loss recognized shall be reversed to the extent of an increased carrying amount of the asset that does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss were recognized in prior periods.

Leases

The Company classifies and accounts for leases as either operating or capital, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Intangible assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization computed using the straight-line method and others over the estimated useful lives as described below.

Estimated Useful Lives

Goodwill	5 - 20 years
Negative goodwill	5 - 10 years
Intellectual property rights	5 - 10 years
Research and development cost(*1)	3 - 10 years
Port facilities usage rights(*2)	3 - 75 years
Long - term electricity supply contract rights(*3)	9 - 15 years
Other intangible assets	2 - 25 years

(*1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(*2)	As of December 31, 2008, port facilities usage rights are related to the quay and inventory yard donated by POSCO since April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan.

(*3)	The Company recognized the electricity supply contract initially at fair value as an identifiable intangible asset when the Company acquired POSCO Power Corp.. The electricity supply contract which was related to existing agreement of supplying electric power to Korea Electric Power Corporation met the criteria of recognizing identifiable intangible assets at acquisition date.

Management assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the intangible asset is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations.

Discounts on debentures

Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. Amortization of the discount is recorded as interest expense.

Accrued severance benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date. POSCO and its domestic subsidiaries have partially funded the accrued severance benefits through group severance insurance and the amounts funded under these insurance deposits are classified as a deduction from the accrued severance benefits liability. The Company made deposits to the National Pension Service in accordance with the National Pension Act of the Republic of Korea. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Restructuring of receivables

When the difference between the carrying value of receivables and the present value of future cash flows is material arising from variation of the terms of receivables (the principle, interest rate or term), either through a court order, such as a reorganization, or by mutual agreement, future cash flows expected to be earned are valued at their present value using an appropriate discount rate. The present value discounts are recovered using the effective interest rate method and are recognized as interest income.

Foreign currency transactions and translation

Monetary assets and liabilities denominated in foreign currencies are re-measured into Korean won at the exchange rates in effect at the balance sheet date, and resulting gains and losses are recognized in the income statement.

Derivative financial instruments

All derivative financial instruments are accounted for at their fair value according to the rights and obligations associated with the contracts. The resulting changes in fair value of derivative financial instruments are recognized either in the statement of income or shareholders’ equity, depending on whether the derivative financial instruments qualify as a cash flow hedge. The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in shareholders’ equity as accumulated other comprehensive income (loss).

Fair value hedge accounting is applied to a derivative financial instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

An embedded derivative financial instrument is separated from the host contract and accounted for as a derivative financial instrument when the economic characteristics and risks of the embedded derivative financial instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Provisions and contingent liabilities

A provision is a liability of uncertain timing or amount and shall be recognized when all of the following conditions are met:

1) An entity has a present obligation (legal or constructive) as a result of a past event;

2) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

3) A reliable estimate can be made of the amount of the obligation

However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, only disclosure regarding the contingent liability is made in the notes to the financial statements.

Treasury stock

In accordance with the cost method, the acquisition cost of the Company’s treasury stock is recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from gain on disposal of treasury stock recorded in other capital surplus, with the remainder as a capital adjustment and then offset against retained earnings in accordance with the order of disposition of deficit.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Sale of receivables

The Company sells or discounts certain amounts of notes receivable to financial institutions and accounts for these transactions as a sale of the receivables if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.

Income tax and deferred income tax

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using the enacted tax rates.

Deferred income tax is provided using the asset and liability method and is recognized for the future tax consequences attributable to the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred income tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Use of estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include useful lives, salvage values and recovery of property, plant and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, inventories and realization of deferred income tax assets and fair values of derivatives. Actual results could differ materially from the estimates and assumptions used.

Elimination of the investments of investing company and the stockholders’ equity of the investees

In eliminating the investment of the investing company and the stockholders’ equity of the investee, the portion of the investee’s stockholders’ equity that belongs to minority interest is separately presented. The elimination of the investments of the investing company and the stockholders’ equity of the investees are recorded as of the date of acquisition of controlling interest. The nearest closing date from acquisition of controlling interest is deemed to be the acquisition date when the acquisition date of interest of subsidiaries is different from the closing date of subsidiaries.

Elimination of inter-company transactions

Inter-company transactions of the company are eliminated and related unrealized inter-company gain and losses are treated as follows:

(a) Calculation of unrealized gains and losses

Unrealized gains or losses to be eliminated with respect to Company’s inventory, fixed assets and intangible assets are computed based upon average gross profit ratio of the concerned transaction. When the actual gross profit

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

ratio is deemed materially different from the average gross profit ratio, the actual gross profit ratio of the concerned transaction is used.

(b) Elimination of unrealized gains and losses

Unrealized gains or losses arising from downstream intercompany transactions are fully eliminated and it is attributed to the Company’s investment. Unrealized gains or losses arising from upstream transactions are fully eliminated and it is attributed to the Company’s investment proportionately to the equity interest of the company and minority interest.

Translation of Foreign Subsidiary’s Financial Statements

In translation of the subsidiary’s financial statement denominated in foreign currencies, the balance sheet items are translated at the exchange rates in effect at the balance sheet date (but, historical exchange rates should be used for the equity items) and the profit and loss items are translated at the current year’s average exchange rates. Differences arising in translation are treated as translation gain or loss from foreign operation and it is proportionately attributed to the company’s equity interest, recorded in accumulated other comprehensive income (loss), and minority interest by equity interest owned.

Consolidated Financial Statement Date

The fiscal year-end of the controlling company and all consolidated subsidiaries is December 31, except Myanmar POSCO Steel Co., Ltd., POSCO-India Private Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd., POSCO India Delhi Steel Processing Centre Private Limited. The Company uses reliable financial statements of these four subsidiaries as of and for the years ended December 31 for the periods represented for the purpose of the accompanying consolidated financial statements.

Reclassification

Certain reclassifications have been made to the 2006 and 2007 consolidated financial statements to conform to the 2008 presentation.

US Dollar Convenience Translation

The December 31, 2008 consolidated financial statements are expressed in Korean won and have been translated into U.S. dollars at the rate of ~~W~~1,262.0 to US$1, the noon buying rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2008 and 2007 are as follows:

	Annual Interest Rate (%)	2008		2007
	(In millions of Korean won)

Cash and cash equivalents
Cash on hand and bank deposits	0.00 ~ 3.00	~~W~~	74,657	95,292
Checking accounts	0.00 ~ 1.00		3,160	16,103
Corporate bank deposits	0.00 ~ 7.43		459,023	558,267
Time deposits	5.01 ~ 6.70		598,000	—
Time deposits in foreign currency and others	0.47 ~ 6.70		517,561	286,679
Maintained by overseas affiliates	0.00 ~12.00		838,309	336,487

			2,490,710	1,292,828
Less: Government grants			(446)	(247)

		~~W~~	2,490,264	1,292,581

Short-term financial instruments
Time deposits	2.25 ~ 7.15	~~W~~	1,049,535	839,257
Installment accounts	—		—	160
Specified money in trust	—		80,455	3,002
Certificates of deposit	5.50 ~ 7.40		529,000	769,430
Commercial papers	7.00 ~ 7.70		20,000	14,587
Others	0.10 ~ 12.50		93,351	54,902
Maintained by overseas affiliates	1.00 ~ 15.60		55,109	61,741

		~~W~~	1,827,450	1,743,079

Long-term financial instruments
Installment accounts	5.00 ~ 10.00	~~W~~	16,355	16,952
Guarantee deposits for opening accounts	—		107	113

		~~W~~	16,462	17,065

The financial assets pledged as collateral include short-term financial instruments amounting to ~~W~~21,940 million and ~~W~~4,932 million as of December 31, 2008 and 2007, respectively, in relation to performance guarantee deposits, short-term borrowings, long-term debts and others; short-term financial instruments amounting to ~~W~~5,887 million and ~~W~~5,140 million as of December 31, 2008 and 2007, respectively, in relation to government-appropriated projects; and long-term financial instruments amounting to ~~W~~107 million and ~~W~~113 million as of December 31, 2008 and 2007, respectively, in relation to maintaining deposits for opening checking accounts (note 13).

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Trading Securities

Trading securities as of December 31, 2008 and 2007 are as follows:

	2008				2007
	Acquisition Cost		Fair Value	Book Value	Book Value
	(In millions of Korean won)

Beneficiary certificates and others	~~W~~	1,222,077	1,238,261	1,238,261	1,286,939

5.	Accounts and Notes Receivable, and Others

(a) Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Trade accounts and notes receivable	~~W~~	6,158,066	4,290,213
Less: Allowance for doubtful accounts		(263,802)	(254,417)
Less: Present value discount		(171)	(194)

	~~W~~	5,894,093	4,035,602

Other accounts and notes receivable	~~W~~	555,902	248,601
Less: Allowance for doubtful accounts		(17,153)	(33,287)
Less: Present value discount		(239)	(358)

	~~W~~	538,510	214,956

Long-term trade accounts and notes receivable	~~W~~	29,623	58,411
Less: Allowance for doubtful accounts		(4,528)	(16,187)
Less: Present value discount		(1,831)	(2,305)

	~~W~~	23,264	39,919

Long-term loans receivable	~~W~~	97,793	43,201
Less: Allowance for doubtful accounts		(17,448)	(2,650)
Less: Present value discount		(58)	(77)

	~~W~~	80,287	40,474

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) Accounts stated at present value under long-term deferred payment term and others as of December 31, 2008 are as follows:

			Present
			Value			Discount
	Face Value		Discount	Book Value	Maturity	Rate (%)
	(In millions of Korean won)

Other accounts receivable
BNG Steel Co., Ltd.	~~W~~	10,000	239	9,761	2009	5.6

	~~W~~	10,000	239	9,761

Long-term loans receivable
Lee Dongjoon and others	~~W~~	212	32	180	2017	7.5
Riviera C.C		260	27	233	2011	3.7

	~~W~~	472	59	413

Long-term trade accounts and notes receivable
BNG Steel Co., Ltd.(*)	~~W~~	12,900	926	11,974	2009	8.6
DK Dongsin Co., Ltd.(*)		9,087	383	8,704	2010	4.7
Others		25,993	2,001	23,992	2011 2016	4.7 - 6.5

	~~W~~	47,980	3,310	44,670

(*)	Discount at present value incurred from restructured receivables under work-out plans is presented as allowance for doubtful accounts.

(c) Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006 are as follows:

			Additions
	Balance at		Charged to		Changes in				Balance at
	Beginning of		Costs and		Scope of				the End of
Description	Period		Expenses		Consolidation		Deductions (*)		Period
	(In millions of Korean won)

Year ended December 31, 2008:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	~~W~~	341,766	~~W~~	28,186	~~W~~	1,072	~~W~~	30,699	~~W~~	340,325
Year ended December 31, 2007:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts		385,755		37,237		—		81,226		341,766
Year ended December 31, 2006:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts		263,111		173,932		572		51,860		385,755

(*)	Deduction for allowance for doubtful accounts includes amount written off as uncollectible and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Inventories

Inventories as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Finished goods	~~W~~	2,003,646	1,064,036
By-products		41,841	24,983
Semi-finished goods		2,389,245	1,387,703
Raw materials		2,077,569	1,177,880
Fuel and materials		563,136	520,882
Materials-in-transit		1,698,042	786,278
Others		8,251	3,706

		8,781,730	4,965,468
Less: Provision for valuation loss		(120,009)	(63,452)

	~~W~~	8,661,721	4,902,016

Loss on valuation of inventories for the years ended December 31, 2008 and 2007 amounted to ~~W~~120,009 million and ~~W~~63,452 million, respectively.

7.	Investment Securities

Investment securities, net of current portion, as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Available-for-sale securities	~~W~~	4,257,625	4,511,569
Held-to-maturity securities		87,321	62,542
Equity-method investments		832,536	604,612

	~~W~~	5,177,482	5,178,723

Available-for-Sale Securities

(a) Available for sale securities as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Current portion of available-for-sale securities
Investments in bonds	~~W~~	30,888	32,113

Available-for-sale securities
Marketable equity securities		2,917,595	3,888,043
Non-marketable equity securities		1,306,739	599,414
Investments in bonds		8,467	3,762
Equity investments		24,824	20,350

		4,257,625	4,511,569

	~~W~~	4,288,513	4,543,682

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) Investments in marketable equity securities as of December 31, 2008 and 2007 are as follows:

	2008								2007
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value(*1)		Value
	(In millions Korean of won)

SK Telecom Co., Ltd.(*1)	4,297,549	5.29	~~W~~	1,208,677	~~W~~	891,835	~~W~~	891,835	~~W~~	1,061,740
Hana Financial Group Inc.	4,663,776	2.20		29,998		90,943		90,943		235,054
Nippon Steel Corporation(*1)	238,352,000	3.50		719,622		963,486		963,486		1,374,491
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,505		294,661		294,661		653,572
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		1,596		1,596		5,811
HI Steel Co., Ltd.	135,357	9.95		1,609		1,766		1,766		2,430
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		3,921		3,921		8,230
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		1,400		1,400		2,831
Korea Line Corp.	217,373	1.89		8,067		14,347		14,347		35,867
Shinhan Financial Group Inc.	3,815,676	0.96		219,467		113,326		113,326		204,139
SeAH Steel Corp.	540,000	10.11		18,792		23,490		23,490		26,028
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		40,299		40,299		46,243
Union Steel Co. , Ltd.	1,005,000	9.80		40,212		14,472		14,472		23,618
Macarthur Coal Limited(*2)	21,215,700	10.00		420,805		55,927		55,927		—
Hanjin shipping Co., Ltd.	68,260	0.08		2,652		1,236		1,236		—
KB Financial Group Inc.	8,379,888	2.35		300,150		282,402		282,402		—
LG Powercom Corporation(*3)	6,300,000	5.00		246,000		39,000		39,000		—
DC Chemical Co., Ltd.	3,404	—		149		749		749		854
Muchison Metals Ltd.	50,567,000	12.25		22,620		27,737		27,737		114,212
Cockatoo Coal Ltd.	73,595,835	19.99		21,750		21,129		21,129		40,574
Sandfire Resources NL	16,498,339	19.90		5,741		1,292		1,292		—
Silicon Motion Technology Corp.	136,925	0.42		3,052		394		394		2,284
Pixelplus Co., Ltd.(*4)	159,156	4.78		2,606		62		62		346
KOSES Co., Ltd.	328,857	6.13		617		401		401		1,483
Aromasoft Corp Co., Ltd.	685,459	11.25		654		877		877		2,300
i-Components Co., Ltd.	100,000	2.13		300		290		290		—
Maruichi Steel Tube Ltd.	345,100	0.37		13,942		11,906		11,906		7,995
FuelCell Energy, Inc.	3,822,630	5.61		27,141		18,651		18,651		35,577
Others	—	—		—		—		—		2,364

			~~W~~	3,710,341	~~W~~	2,917,595	~~W~~	2,917,595	~~W~~	3,888,043

(*1)	Certain portion of those investments have been pledged as collateral. (note 10)

(*2)	The Company recognized excess of the acquisition cost of MacArthur Coal Limited over the fair value at the acquisition date amounting to ~~W~~ 96,785 million as impairment losses.

(*3)	LG Powercom Corporation listed on the Korea Stock Exchange since November 2008 and i-Components Co., Ltd. listed on the KOSDAQ since December 2008 were reclassified to marketable equity securities from non-marketable equity securities.

(*4)	Impairment loss of ~~W~~2,544 million was recognized in 2008 because there was an objective evidence that the recoverable amount is less than the carrying amount of the investment.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c) Investments in non-marketable equity securities as of December 31, 2008 and 2007 are as follows:

	2008						2007
	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value
	(In millions of Korean won)

The Siam United Steel(*1)	11,071,000	12.30	~~W~~	34,658	~~W~~	58,367	~~W~~	34,658
Big Jump Energy Participacoes S.A.	—	16.20		667,824		667,824		—
GLOBAL UNITY LTD.	70,649	13.33		710		710		710
PT-POSNESIA(*2)	29,610,000	70.00		9,474		1,567		1,567
The Korea economic daily	28,728	0.15		309		309		309
The Seoul Shinmun Co., Ltd.	1,614,000	19.40		7,479		—		—
THE KOREA METAL
JOURNAL Co., Ltd.	2,000	2.67		20		20		20
Pohang Steelers Co., Ltd.	35,200	14.67		176		176		200
Chunnam Dragons Football Club Co., Ltd.	19,799	13.20		99		99		99
POSHOME Co., Ltd.	10,000	3.69		50		50		50
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,000		3,000
Samwon steel Co., Ltd.	1,786,000	19.00		8,930		8,930		8,930
POSWITH Co., Ltd.(*2)	320,000	100.00		1,600		1,600		1,600
Woori DCI Co., Ltd.	5,653	18.84		28		28		28
RCC Co., Ltd.	9,053	18.11		45		45		45
MTS Korea Inc.	11,076	18.46		55		55		55
Taihan ST Corp., Ltd.	796,000	19.90		13,930		13,930		13,930
WUHAN Excellent Steel Center (WESC)(*3)	—	5.00		432		432		432
POSCO-SAMSUNG Suzhou Processing Center (POSS-SZPC)(*2,*3)	—	30.00		1,608		1,608		1,608
POSCO MEXICO HUMAN TECH(*2,*3)	—	80.00		3		3		3
Europe Steel Distribution Center (POS-ESDC, Logistics, Trading and Investment d.o.o)(*2,*3)	—	50.00		1,893		1,893		1,893
HAMOS(*2,*3)	—	20.00		998		998		998
Keo Yang Shipping Co., Ltd.(*5)	—	—		—		—		780
LG Powercom Corporation(*6)	—	—		—		—		93,398
ESCO Professionals., Ltd.	—	—		—		—		21
TFS Global Co., Ltd.	—	—		—		—		26
CTA Co., Ltd.	—	—		—		—		37
POSCO-SK STEEL Pinghu Processing Center Co., Ltd.(*4)	—	—		—		—		1,869
POSCO Poland Steel Processing Center Co., Ltd.(*4)	—	—		—		—		3,803
POSCO (Chongqing) Automotive
Processing Center Co., Ltd.(*7)	—	—		—		—		6,201
POSCO-SAMSUNG Slovakia
Steel Processing Center Co., Ltd.(*4)	—	—		—		—		1,794
Airport Railroad Co., Ltd.(*1)	22,101,940	11.90		110,510		179,026		179,026
Daejeon Cogeneration Plant Co., Ltd.	—	—		—		—		11,196
Busan Gimhae Light Rail Transit Co., Ltd.(*2)	9,160,000	20.85		45,800		45,800		17,954

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2008						2007
	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value
	(In millions of Korean won)

Seoul Metro Line9 Corporation	4,090,985	12.25	~~W~~	20,455	~~W~~	20,455	~~W~~	17,030
Korea Athletic Promotion Association	839,964	16.42		8,627		8,476		8,627
VECTUS LIMITED(*2)	2,211,837	99.59		8,220		3,227		7,006
U-Space Co., Ltd.	2,800,000	10.00		14,000		14,000		14,000
Sinbundang Railroad Co., Ltd.	2,189,948	7.14		11,114		11,114		10,305
Kenertec Co., Ltd.(*3)	—	0.00		10,000		10,000		10,000
Eco-City Corporation	1,596,000	19.00		7,980		7,980		7,980
Pohang Youngil New Port Corporation	1,123,200	7.20		5,616		5,616		5,616
Gyeong Su Highway Co., Ltd.	992,000	3.20		4,960		4,960		4,960
Dream Hub Project Financial Investment Co., Ltd.	2,400,000	1.20		12,000		12,000		—
Enk Co., Ltd.	500,000	9.70		10,000		10,000		—
& TV Communications, Inc.(*2)	582,000	68.70		6,096		7,510		—
Others	—	—		234,032		204,931		127,650

			~~W~~	1,262,731	~~W~~	1,306,739	~~W~~	599,414

(*1)	The fair value of The Siam United Steel was based on the valuation report of a public rating services company. Except for The Siam United Steel, investments are recorded at cost since fair value is not readily determinable.

(*2)	Those investments were not accounted for using the equity method as either they are under liquidation proceedings as of December 31, 2008 or their total assets are less than ~~W~~ 7 billion as of December 31, 2007.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	Those investments were reclassified to equity-method investments from available-for-sale securities since their total assets are greater than ~~W~~ 7 billion as of December 31, 2007.

(*5)	Keo Yang Shipping Co., Ltd. which merged with Han Jin Shipping Co., Ltd. was reclassified to marketable equity securities from non-marketable equity securities.

(*6)	LG Powercom Corporation listed on the Korea Stock Exchange since November, 2008 was reclassified to marketable equity securities from non-marketable equity securities.

(*7)	Those investments were reclassified to consolidated subsidiaries from available-for-sale securities since their total assets are greater than ~~W~~ 7 billion as of December 31, 2007.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(d) Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the accumulated other comprehensive income. The movements of such differences for the years ended December 31, 2008 and 2007 are as follows:

	2008						2007
	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
	(In millions of Korean won)

SK Telecom Co., Ltd.	~~W~~	(98,383)	~~W~~	(148,754)	~~W~~	(247,137)	~~W~~	(185,185)	~~W~~	86,802	~~W~~	(98,383)
Hana Financial Group Inc.		148,666		(101,129)		47,537		143,594		5,072		148,666
Nippon Steel Corporation		474,780		(284,566)		190,214		412,453		62,327		474,780
Hyundai Heavy Industries Co., Ltd.		224,798		(262,896)		(38,098)		—		224,798		224,798
Hanil Iron & Steel Co., Ltd.		2,464		(3,273)		(809)		1,467		997		2,464
HI Steel Co., Ltd.		595		(472)		123		404		191		595
Munbae Steel Co., Ltd.		3,365		(3,275)		90		(865)		4,230		3,365
Dong Yang Steel Pipe Co., Ltd.		(782)		(1,176)		(1,958)		(2,092)		1,310		(782)
Korea Line Corp.		20,155		(15,257)		4,898		1,952		18,203		20,155
Shinhan Financial Group Inc.		(11,114)		(71,676)		(82,790)		—		(11,114)		(11,114)
SeAH Steel Corp.		5,246		(1,582)		3,664		—		5,246		5,246
Thainox Stainless Public Company Limited		2,858		(4,420)		(1,562)		—		2,858		2,858
Union Steel Co., Ltd.		(12,031)		(8,046)		(20,077)		—		(12,031)		(12,031)
MacArthur Coal Limited		—		(209,113)		(209,113)		—		—		—
Hanjin Shipping Co., Ltd.		—		(1,105)		(1,105)		—		—		—
KB Financial Group Inc.		—		(13,843)		(13,843)		—		—		—
LG Powercom Corporation		(92,314)		(69,146)		(161,460)		(100,887)		8,573		(92,314)
The Siam United Steel		—		18,493		18,493		—		—		—
Others		112,181		(94,807)		17,374		10,932		101,249		112,181

	~~W~~	780,484	~~W~~	(1,276,043)	~~W~~	(495,559)	~~W~~	281,773	~~W~~	498,711	~~W~~	780,484

(e) Investments in bonds as of December 31, 2008 and 2007 are as follows:

	2008
		Acquisition				2007
	Maturity	Cost		Book Value		Book Value
	(In millions of Korean won)

Government bonds	Less than 1 year	~~W~~	494	~~W~~	494	~~W~~	4,694
	1-5 years		97		97		76
	5-10 years		—		—		48
Corporate debt securities	Less than 1 year		30,394		30,394		27,419
	1-5 years		8,370		8,370		3,638

			39,355		39,355		35,875
Less: Current portion			(30,888)		(30,888)		(32,113)

		~~W~~	8,467	~~W~~	8,467	~~W~~	3,762

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(f) Equity investments as of December 31, 2008 and 2007 are as follows:

	2008				2007
	Acquisition
	Cost		Book Value		Book Value
	(In millions of Korean won)

Contractor financial fund	~~W~~	14,705	~~W~~	17,676	~~W~~	15,635
Others		5,862		7,148		4,715

	~~W~~	20,567	~~W~~	24,824	~~W~~	20,350

(g) Details of gross unrealized gains and losses on available-for-sale securities for the years ended December 31, 2008 and 2007 are as follows:

	2008								2007
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost (*)		Gains		Losses		Value		Cost (*)		Gains		Losses		Value
	(In millions of Korean won)

Debt securities:
Government and municipal bonds	~~W~~	591	~~W~~	—	~~W~~	—	~~W~~	591	~~W~~	4,818	~~W~~	—	~~W~~	—	~~W~~	4,818
Other bonds		38,764		—		—		38,764		31,118		419		(480)		31,057

		39,355		—		—		39,355		35,936		419		(480)		35,875

Equity securities:
Marketable equity securities		3,611,012		322,218		(1,015,635)		2,917,595		2,711,958		1,357,567		(181,482)		3,888,043
Non-marketable equity securities		1,239,894		108,445		(41,600)		1,306,739		643,390		123,409		(167,385)		599,414
Investment in capital		20,567		4,257		—		24,824		17,367		2,983		—		20,350

		4,871,473		434,920		(1,057,235)		4,249,158		3,372,715		1,483,959		(348,867)		4,507,807

	~~W~~	4,910,828	~~W~~	434,920	~~W~~	(1,057,235)	~~W~~	4,288,513	~~W~~	3,408,651	~~W~~	1,484,378	~~W~~	(349,347)	~~W~~	4,543,682

(*)	Acquisition cost less impairment loss

For the years ended December 31, 2008, 2007 and 2006, proceeds from sales of available-for-sale securities amounted to ~~W~~26,752 million, ~~W~~9,412 million and ~~W~~145,990 million, respectively. Gross realized gains and losses amounted to ~~W~~7,436 million and ~~W~~907 million, respectively, for the years ended December 31, 2008 and 2007.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Held-To-Maturity Securities

(a) Held-to-maturity securities as of December 31, 2008 and 2007 are as follows:

	2008					2007
		Acquisition		Book		Book
	Maturity	Cost		Value		Value
	(In millions of Korean won)

Current portion of held- to-maturity securities Government bonds	Less than 1 year	~~W~~	20,613	~~W~~	20,613	~~W~~	192,393

Held-to-maturity securities Government bonds	1-5 years		92,563		86,756		31,635
	5-10 years		565		565		30,907

			93,128		87,321		62,542

		~~W~~	113,741	~~W~~	107,934	~~W~~	254,935

(*)	Certain portion of the government bonds has been pledged as collateral for the consolidated subsidiaries. (note 10)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Equity-Method Investments

(a) Equity-method investments as of December 31, 2008 and 2007 are as follows:

	2008								2007
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Investees(*1)	Shares	Ownership (%)	Cost		Value		Value		Value
	(In millions of Korean won)

eNtoB Corporation(*3)	860,000	28.44	~~W~~	5,550	~~W~~	7,717	~~W~~	7,519	~~W~~	6,149
Midas IT Co., Ltd.	866,190	25.46		433		6,945		6,926		5,321
Songdo Cosmopolitan City Development Inc.(*3,6)	—	29.90		6,674		(104,929)		—		—
Gale International Korea Inc.(*3)	—	29.90		427		7,080		6,983		11,385
SNNC Co., Ltd.	18,130,000	49.00		90,650		65,782		59,020		87,762
Chungju Enterprise City	2,008,000	25.10		10,040		7,715		7,686		9,576
Taegisan Wind Power Corporation(*2)	610,000	50.00		3,050		2,787		5,273		—
KOREA SOLAR PARK Co., Ltd.(*2)	900,000	37.50		2,250		798		1,847		—
Chungla International Business Town Co., Ltd.(*3,4)	—	6.27		3,910		3,392		3,354		—
KOBRASCO(*2)	2,010,719,185	50.00		32,950		68,736		57,656		41,143
USS-POSCO Industries (UPI)(*2,3)	—	50.00		244,532		77,816		51,330		59,771
Poschrome (Proprietary) Limited	21,675	25.00		4,859		12,386		5,004		5,165
Guangdong Xingpu Steel Center Co., Ltd.(*3)	—	21.00		1,852		5,579		5,422		3,026
POS-Hyundai Steel Manufacturing India Private Limited	6,919,400	29.50		3,136		4,657		4,657		4,025
POSVINA Co., Ltd.(*2,3)	—	50.00		1,527		2,605		2,455		2,192
PT POSMI Steel Indonesia (POSMI)(*2)	4,772	37.87		3,187		4,166		3,767		3,177
POSCO Bioventures L.P.(*3,5)	—	100.00		46,102		39,584		39,584		35,190
CAML Resources Pty. Ltd.(*2)	3,239	33.34		40,388		24,209		31,959		28,155
Nickel Mining Company SAS(*2)	3,234,698	49.00		157,585		254,402		220,553		200,622
Liaoning Rongyuan Posco
Refractories Co., Ltd.(*2,3)	—	35.00		1,105		2,336		2,175		1,380
POSCO-SK Steel Pinghu Processing Center Co., Ltd.(*3)	—	20.00		1,869		2,947		2,845		—
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.(*3)	—	30.00		3,236		10,526		10,552		4,385
POSCO Poland Wroclaw Steel Processing Center Co., Ltd.	30,000	30.00		3,803		3,796		3,225		—
Ah khanh New City Development(*2,3)	—	50.00		20,429		21,184		21,184		10,893
Henan Tsingpu Ferro Alloy Co., Ltd.(*2,3)	—	49.00		8,846		4,945		5,084		8,470
United Spiral Pipe, LLC. (USP)(*2,3)	—	35.00		29,108		31,718		32,260		—

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2008								2007
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Investees(*1)	Shares	Ownership (%)	Cost		Value		Value		Value
	(In millions of Korean won)

Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.(*2,3)	—	34.00	~~W~~	9,517	~~W~~	17,135	~~W~~	16,944	~~W~~	10,043
BX Steel POSCO Cold Rolled sheet Co., Ltd.(*3)	—	25.00		61,961		81,199		90,776		66,782
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.(*3)	—	30.00		1,794		3,027		2,879		—
Eureka Moly LLC.(*3)	—	20.00		121,209		26,760		121,209		—
POS UTEK Development(*3)	—	25.00		2,664		2,408		2,408		—

			~~W~~	924,643	~~W~~	699,408	~~W~~	832,536	~~W~~	604,612

(*1)	Due to the difference in the closing schedule of December 31, 2008, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed.

(*2)	Although the Company owns over 30% equity interest in these subsidiaries, the Company is not their major shareholder, excluding them from consolidation.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	Subsidiaries are included in the consolidated financial statement as it is deemed to be substantially influenced by the controlling company, delegated the 40% of voting rights from other major shareholders.

(*5)	POSCO Bioventures L.P. is not included in the consolidated financial statement as it is not substantially controlled by the controlling company while the company holds 100% of equity interest.

(*6)	The equity method of accounting has been suspended for investment in Songdo New City Development Inc. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interest in Songdo New City Development Inc. in 2008 amounted to ~~W~~65,379 million and the accumulated unrecorded changes in equity interest prior to 2008 amounted to ~~W~~39,550 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) Details on the elimination of unrealized gain or loss from inter-company transactions for the years ended December 31, 2008 and 2007 are as follows:

	2008						2007
			Property, Plant							Property, Plant
			and Equipment,							and Equipment,
			and Intangible							and Intangible
Investee	Inventories		Assets		Total		Inventories			Assets	Total
	(In millions of Korean won)

eNtoB Corporation	~~W~~	123	~~W~~	10	~~W~~	133	~~W~~	(340)	~~W~~	(18)	~~W~~	(358)
Midas IT Co., Ltd.		—		(2)		(2)		—		(13)		(13)
SNNC Co., Ltd.		3,094		(5,938)		(2,844)		—		(1,709)		(1,709)
KOREA SOLAR PARK Co., Ltd.		—		(65)		(65)		—		—		—
KOBRASCO		(12,450)		—		(12,450)		3,000		—		3,000
USS-POSCO Industries (UPI)		(6,268)		—		(6,268)		8,558		—		8,558
Poschrome (Proprietary) Limited		(7,674)		—		(7,674)		(615)		—		(615)
Guangdong Xingpu Steel Center Co., Ltd.		(66)		—		(66)		254		—		254
POSVINA Co., Ltd.		(77)		—		(77)		14		—		14
PT POSMI Steel Indonesia (POSMI)		(393)		—		(393)		125		—		125
Nickel Mining Company SAS		(10,508)		—		(10,508)		—		—		—
POSCO-SK Steel Pinghu Processing Center Co., Ltd.		(168)		—		(168)		—		—		—
Henan Tsingpu Ferro Alloy Co., Ltd.		27		—		27		127		—		127
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		(167)		—		(167)		—		—		—

	~~W~~	(34,527)	~~W~~	(5,995)	~~W~~	(40,522)	~~W~~	11,123	~~W~~	(1,740)	~~W~~	9,383

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c) Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investees for the years ended December 31, 2008 and 2007 are as follows:

	Dec. 31						Dec. 31						Dec. 31
	2006		Increase				2007		Increase				2008
Investee	Balance		(Decrease)		Amortization		Balance		(Decrease)		Amortization		Balance
	(In millions of Korean won)

eNtoB Corporation	~~W~~	—	~~W~~	670	~~W~~	(80)	~~W~~	590	~~W~~	244	~~W~~	(138)	~~W~~	696
SNNC Co., Ltd.		—		209		(21)		188		—		(42)		146
KOREA SOLAR PARK Co., Ltd.		—		—		—		—		1,392		(278)		1,114
POSMMIT Steel Centre SDN BHD		19		(19)		—		—		—		—		—
PT POSMI Steel Indonesia		221		—		(187)		34		—		(10)		24
CAML Resources Pty Ltd.		19,279		—		(5,764)		13,515		—		(5,764)		7,751
POSCO Poland Wroclaw Steel Processing Center Co., Ltd.		—		—		—		—		243		(243)		—
BX Steel POSCO Cold Rolled sheet Co., Ltd.		—		13,363		(1,114)		12,249		—		(2,672)		9,577
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.		—		—		—		—		98		(98)		—

	~~W~~	19,519	~~W~~	14,223	~~W~~	(7,166)	~~W~~	26,576	~~W~~	1,977	~~W~~	(9,245)	~~W~~	19,308

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(d) The movements of equity method investments as of and for the years ended December 31, 2008 and 2007 are as follows:

			Equity						Equity
	Dec. 31		Method		Other		Dec. 31		Method		Other		Dec. 31
	2006		Profits		Increase		2007		Profits		Increase		2008
Investees	Balance		(Losses)		(Decrease) (*)		Balance		(Losses)		(Decrease) (*)		Balance
	(In millions of Korean won)

eNtoB Corporation	~~W~~	4,399	~~W~~	488	~~W~~	1,262	~~W~~	6,149	~~W~~	748	~~W~~	622	~~W~~	7,519
Midas IT Co., Ltd.		4,292		1,002		27		5,321		1,788		(183)		6,926
Songdo Cosmopolitan City		—		—		—		—		—		—		—
Gale International Korea Inc.		2,070		11,408		(2,093)		11,385		3,308		(7,710)		6,983
SNNC Co., Ltd.		18,816		(2,637)		71,583		87,762		(28,742)		—		59,020
Chungju Enterprise City		—		(464)		10,040		9,576		(1,847)		(43)		7,686
Teajisan Wind Power Generation		—		—		—		—		2,413		2,860		5,273
KOREA SOLAR PARK Co., Ltd.		—		—		—		—		(433)		2,280		1,847
Chungla International Business Town Co., Ltd.		—		—		—		—		(539)		3,893		3,354
KOBRASCO		32,622		18,947		(10,426)		41,143		35,385		(18,872)		57,656
POSCO-JOPC Co., Ltd.		835		—		(835)		—		—		—		—
USS - POSCO Industries (UPI)		49,380		(10,096)		20,487		59,771		308		(8,749)		51,330
Poschrome (Proprietary) Limited		4,826		2,793		(2,454)		5,165		3,288		(3,449)		5,004
Guangdong Xingpu Steel Center Co., Ltd.		2,487		319		220		3,026		886		1,510		5,422
POS-Hyundai Steel Manufacturing India Private Limited		2,780		827		418		4,025		231		401		4,657
POSVINA Co., Ltd.		2,066		172		(46)		2,192		(29)		292		2,455
POSMMIT Steel Centre SDN BHD		3,891		—		(3,891)		—		—		—		—
PT POSMI Steel Indonesia (POSMI)		3,205		(65)		37		3,177		147		443		3,767
POSCO Bio ventures L.P.		33,931		(1,066)		2,325		35,190		(8,288)		12,682		39,584
CAML Resources Pty. Ltd.		37,717		(11,500)		1,938		28,155		3,617		187		31,959
Nickel Mining Company SAS		—		32,229		168,393		200,622		(35,918)		55,849		220,553
Liaoning Rongyuan Posco Refractories Co., Ltd.		—		252		1,128		1,380		347		448		2,175
POSCO-SK Steel Pinghu Processing Center Co., Ltd.		—		—		—		—		(34)		2,879		2,845
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		3,186		913		286		4,385		4,000		2,167		10,552
POSCO Poland Wroclaw Steel Processing Center Co., Ltd.		—		—		—		—		(1,037)		4,262		3,225
Ah khanh New City Development		—		(353)		11,246		10,893		(2,697)		12,988		21,184
Henan Tsingpu Ferro Alloy Co., Ltd.		—		(1,489)		9,959		8,470		(5,043)		1,657		5,084
United Spiral Pipe, LLC. (USP)		—		—		—		—		(1,393)		33,653		32,260
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		—		(216)		10,259		10,043		2,361		4,540		16,944
POSCO-CORE		—		(1,043)		1,043		—		—		—		—
BX Steel POSCO Cold Rolled sheet Co., Ltd.		—		2,213		64,569		66,782		3,261		20,733		90,776
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.		—		—		—		—		273		2,606		2,879
Eureka Moly LLC		—		—		—		—		—		121,209		121,209
POS UTEK Development		—		—		—		—		(225)		2,633		2,408

	~~W~~	206,503	~~W~~	42,634	~~W~~	355,475	~~W~~	604,612	~~W~~	(23,864)	~~W~~	251,788	~~W~~	832,536

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*)	Other increase or decrease represents the changes in investment securities due to acquisitions (disposals), dividends received, changes in capital adjustments arising from translations of financial statements of overseas investees and others.

(e) Summary of financial information on equity-method investees as of and for the year ended December 31, 2008 is as follows:

							Net Income
Investee	Total Assets		Total Liabilities		Sales		(Loss)
	(In millions of Korean won)

eNtoB Corporation	~~W~~	79,825	~~W~~	52,688	~~W~~	756,983	~~W~~	2,624
Midas IT Co., Ltd.		42,991		15,716		29,113		5,637
Songdo Cosmopolitan City Development Inc.		1,980,494		2,331,426		785,032		(75,565)
Gale International Korea Inc.		30,609		6,931		47,154		21,680
SNNC Co., Ltd.		409,132		274,883		34,358		(47,959)
Chungju Enterprise City		66,026		35,289		—		(7,512)
Teajisan Wind Power Generation Co., Ltd.		75,391		69,817		255		(266)
KOREA SOLAR PARK Co., Ltd.		20,555		18,426		1,771		(239)
Chungla International Business Town Co., Ltd.		119,367		65,524		—		(7,859)
KOBRASCO		248,692		111,220		309,199		93,868
USS-POSCO Industries (UPI)		650,816		495,185		1,325,532		44,098
Poschrome (Proprietary) Limited		54,718		5,173		86,844		36,931
Guangdong Xingpu Steel Center Co., Ltd.		66,788		40,220		96,503		4,048
POS-Hyundai Steel Manufacturing India Private Limited		20,799		5,011		22,842		783
POSVINA Co., Ltd.		8,925		3,716		39,753		96
PT POSMI Steel Indonesia (POSMI)		90,171		79,171		97,725		1,252
POSCO Bio ventures L.P.		39,584		—		—		(9,940)
CAML Resources Pty. Ltd.		158,624		86,013		154,983		34,534
Nickel Mining Company SAS		627,425		108,238		159,080		(1,077)
Liaoning Rongyuan Posco Refractories Co., Ltd.		16,874		10,201		19,511		1,190
POSCO-SK Steel (Pinghu) Processing Center Co., Ltd.		60,965		46,229		68,863		623
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		53,292		18,206		87,453		13,333
POSCO Poland Wroclaw Steel Processing Center Co., Ltd.		64,854		52,200		55,459		(2,478)
Ah khanh New City Development		136,575		94,208		—		(5,352)
Henan Tsingpu Ferro Alloy Co., Ltd.		42,420		32,328		118,639		(10,878)
United Spiral Pipe, LLC. (USP)		98,274		7,650		—		(3,980)
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		125,521		75,125		137,991		6,802
BX Steel POSCO Cold Rolled sheet Co., Ltd.		1,203,363		878,567		1,026,640		23,732
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.		43,465		33,374		32,512		1,238
Eureka Moly		143,080		9,281		—		(3,405)
POS UTEK Development		9,631		—		—		(900)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Property, Plant and Equipment

(a) Property, plant and equipment as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Buildings and structures	~~W~~	7,629,084	~~W~~	7,004,719
Machinery and equipment		28,854,834		27,312,692
Vehicles		205,973		196,939
Tools		467,142		425,335
Furniture and fixtures		302,801		258,670
Capital lease assets		11,900		11,466

		37,471,734		35,209,821
Less: Accumulated depreciation		(24,156,260)		(22,318,851)
Less: Accumulated impairment loss		(2,810)		—
Less: Government grants		(2,000)		(2,271)

		13,310,664		12,888,699
Land		1,861,451		1,509,189
Construction-in-progress		2,896,984		1,183,877

	~~W~~	18,069,099	~~W~~	15,581,765

The value of land based on the posted price issued by the Korean tax authority amounted to ~~W~~4,107,522 million and ~~W~~3,481,264 million as of December 31, 2008 and 2007, respectively.

As of December 31, 2008 and 2007, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~12,140,982 million and ~~W~~8,876,226 million, respectively. In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of their property, plant and equipment, and increased the related amount of assets by ~~W~~3,942 billion as of December 31, 2000, the latest revaluation date. The revaluation surplus amounting to ~~W~~3,225 billion, net of related tax and transfers to capital stock, was credited to capital surplus, a component of shareholders’ equity.

Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee to cease the construction on the No. 2 Minimill in April 2002. In June 2006, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for USD 96 million. As of December 31, 2008, the Company completed the disposal of property, plant and equipment which was recorded as other investment assets as of December 31, 2007 and 2006 (note 11).

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) The changes in the carrying value of property, plant and equipment for the year ended December 31, 2008, are as follows:

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition(*1)		Disposal		Depreciation(*2)		Others(*3)			Transactions	Balance
	(In millions of Korean won)

Land	~~W~~	1,509,189	~~W~~	119,753	~~W~~	(26,404)	~~W~~	—	~~W~~	260,018	~~W~~	(1,105)	~~W~~	1,861,451
Buildings		2,623,024		231,885		(11,123)		(216,416)		405,973		(177,441)		2,855,902
Structures		1,546,816		152,673		(5,687)		(130,600)		104,876		(77,847)		1,590,231
Machinery and equipment		8,526,549		1,479,351		(29,270)		(1,795,165)		978,965		(524,831)		8,635,599
Vehicles		36,946		10,928		(2,064)		(15,040)		4,038		(885)		33,923
Tools		75,383		54,086		(548)		(43,896)		10,306		(935)		94,396
Furniture and fixtures		69,152		48,066		(733)		(34,838)		13,859		(5,472)		90,034
Capital Lease assets		10,829		403		—		(687)		34		—		10,579
Construction-in-progress		1,183,877		4,014,374		(33,483)		—		(2,018,206)		(249,578)		2,896,984

	~~W~~	15,581,765	~~W~~	6,111,519	~~W~~	(109,312)	~~W~~	(2,236,642)	~~W~~	(240,137)	~~W~~	(1,038,094)	~~W~~	18,069,099

(*1)	Includes asset transfer from construction-in-progress.

(*2)	Includes depreciation expense of idle property.

(*3)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation, etc.

The changes in the carrying value of property, plant and equipment for the year ended December 31, 2007, were as follows:

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition		Disposal		Depreciation		Others			Transactions	Balance
	(In millions of Korean won)

Land	~~W~~	1,311,755	~~W~~	67,228	~~W~~	(2,462)	~~W~~	—	~~W~~	132,742	~~W~~	(74)	~~W~~	1,509,189
Buildings		2,400,099		366,769		(16,560)		(193,798)		232,302		(165,788)		2,623,024
Structures		1,366,558		361,420		(10,862)		(122,054)		29,130		(77,376)		1,546,816
Machinery and equipment		6,674,178		3,391,203		(370,812)		(1,585,314)		976,260		(558,966)		8,526,549
Vehicles		44,101		12,442		(8,382)		(15,832)		6,149		(1,532)		36,946
Tools		84,134		32,598		(5,262)		(43,284)		8,565		(1,368)		75,383
Furniture and fixtures		76,879		10,184		(8,623)		(35,858)		30,966		(4,396)		69,152
Capital Lease assets		—		11,466		—		(637)		—		—		10,829
Construction-in-progress		2,685,416		2,937,680		(73,678)		—		(4,174,278)		(191,263)		1,183,877

	~~W~~	14,643,120	~~W~~	7,190,990	~~W~~	(496,641)	~~W~~	(1,996,777)	~~W~~	(2,758,164)	~~W~~	(1,000,763)	~~W~~	15,581,765

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c) The Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a Ro-Ro (roll-on roll-off) ship for transporting plates and others. As of December 31, 2008, minimum lease payments are as follows:

	Minimum
	Lease Payments
	(In millions of Korean won)

Less 1 year	~~W~~	1,478
1 ~ 5 years		5,180
Over 5 years		7,192

	~~W~~	13,850

9.	Intangible Assets

(a) Intangible assets, net of accumulated amortization, as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Goodwill	~~W~~	270,842	~~W~~	75,556
Negative goodwill		(575)		(1,243)
Intellectual property rights		18,266		1,811
Research and development costs, net of government grants		82,221		91,965
Port facilities usage rights		116,078		130,234
Long-term electricity supply contract rights		55,170		61,857
Others		181,765		210,599

	~~W~~	723,767	~~W~~	570,779

(b) The changes in the carrying value of intangible assets for the year ended December 31, 2008 are as follows:

	For the Year Ended December 31, 2008
											Elimination of
	Beginning						Amortization				Intercompany		Ending
	Balance		Acquisition		Disposal		(Recovery)		Others(*1)		Transactions		Balance
	(In millions of Korean won)

Goodwill	~~W~~	75,556	~~W~~	230,489	~~W~~	—	~~W~~	(33,327)	~~W~~	(1,876)	~~W~~	—	~~W~~	270,842
Negative goodwill		(1,243)		—		—		406		262		—		(575)
Intellectual property rights		1,811		2,625		(360)		(1,237)		15,427		—		18,266
Research and development costs, net of government grants(*3)		91,965		40,066		(2,037)		(18,071)		(29,214)		(488)		82,221
Port facilities usage rights		130,234		7,562		—		(21,604)		362		(476)		116,078
Long-term electricity supply contract rights		61,857		—		—		(6,687)		—		—		55,170
Others(*2)		210,599		72,532		(8,795)		(66,896)		(22,700)		(2,975)		181,765

	~~W~~	570,779	~~W~~	353,274	~~W~~	(11,192)	~~W~~	(147,416)	~~W~~	(37,739)	~~W~~	(3,939)	~~W~~	723,767

(*1)	Includes transfers of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.

(*2)	The Company has recorded expenses related to the ERP system and production innovation as other intangible assets.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*3)	For the year ended December 31, 2008, the Company recognized impairment loss on development cost amounting to ~~W~~45,890 million including ~~W~~45,362 million of impairment loss recognized by POSDATA Co., Ltd. as it is assumed that the future economic benefits will not flow into the Company.

The changes in the carrying amount of intangible assets for the year ended December 31, 2007 were as follows:

	For the Year Ended December 31, 2007
											Elimination of
	Beginning						Amortization				Intercompany		Ending
	Balance		Acquisition		Disposal		(Recovery)		Others		Transactions		Balance
	(In millions of Korean won)

Goodwill	~~W~~	90,105	~~W~~	7,698	~~W~~	—	~~W~~	(22,247)	~~W~~		~~W~~	—	~~W~~	75,556
Negative goodwill		(1,388)		—		—		406		(261)		—		(1,243)
Intellectual property rights		1,221		3,260		—		(1,067)		(1,603)		—		1,811
Research and development costs, net of government grants		67,862		42,749		(75)		(14,684)		(3,469)		(418)		91,965
Port facilities usage rights		112,102		37,153		—		(18,658)		(1)		(362)		130,234
Long-term electricity supply contract rights		68,544		—		—		(6,687)		—		—		61,857
Others		218,636		62,411		(518)		(71,627)		6,281		(4,584)		210,599

	~~W~~	557,082	~~W~~	153,271	~~W~~	(593)	~~W~~	(134,564)	~~W~~	947	~~W~~	(5,364)	~~W~~	570,779

(c) The amortization expenses for the years ended December 31, 2008 and 2007 are classified under the following:

	2008		2007
	(In millions of Korean won)

Cost of goods sold	~~W~~	75,826	77,911
Selling and administrative expenses		71,590	56,653

	~~W~~	147,416	134,564

(d) Details of significant intangible assets are as follows:

						Residual
	Description	2008		2007		Useful Life
		(In millions of Korean won)

Goodwill	Excess investment amount over fair value in POSCO Power Corp.	~~W~~	47,682	~~W~~	68,894	2 years
	Excess investment amount over fair value in Daewoo Engineering Company		209,461		—	19 years

(e) Research and development costs expensed for the years ended December 31, 2008 and 2007 are ~~W~~455,912 million and ~~W~~343,076 million, respectively. Research and development costs amounting to ~~W~~361,341 million and ~~W~~290,230 million are classified to cost of goods sold, while ~~W~~94,571 million and ~~W~~52,846 million are classified to selling and administrative expenses for the years ended December 31, 2008 and 2007, respectively.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Pledged assets

(a) Details of assets pledged as collateral for short-term borrowings and long-term debts, as well as for performance guarantee, as of December 31, 2008 and 2007 are as follows:

	Beneficiaries	2008		2007
		(In millions of Korean won)

Land (note 8)	Mizuho Bank and others	~~W~~	225,628	~~W~~	253,096
Buildings and structures (note 8)	Woori Bank and others		172,159		187,611
Machinery and equipment (note 8)	The Korea Development Bank and others		431,626		392,230
Short-term financial instruments (note 3)	The Korea Development Bank and others		3,000		4,000
Trade accounts and notes receivable (note 5)	YAMAGUCHI Bank and others		84,557		47,268
Available-for-sale securities(*1) (note 7)	Exchangeable bond holder and others		2,033,862		685,402
Held-to-maturity securities(*2) (note 7)	Gyeongsangbuk-do provincial office		31,553		31,440
Equity investments (note 7)	Related creditors		7,196		—

		~~W~~	2,989,581	~~W~~	1,601,047

(*1)	As of December 31, 2008, 1,955,978 shares, equivalent to 17,603,801 ADRs of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 194,025,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued. In addition, 2,341,569 shares of SK Telecom Co., Ltd. and 410,000 shares of Hyundai Heavy Industries Co., Ltd. have been pledged as collateral for the indulgence of income tax prepayment.

(*2)	As of December 31, 2008, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~29,693 million and ~~W~~1,860 million, respectively, were provided as collateral to the Gyungsangbuk-do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b) Details of loans from foreign financial institutions guaranteed by Korea Development Bank as of December 31, 2008 and 2007 are as follows:

	2008			2007
	Foreign	Won		Foreign	Won
Financial Institution	Currency	Equivalent		Currency	Equivalent
		(In millions of Korean won)

Korea Development Bank	EUR 4,600,591	~~W~~	8,171	EUR 5,236,941	~~W~~	7,234

The Company has been paid Korea Development Bank a consideration to obtain a guarantee.

(c) As of December 31, 2008, POSCO and its subsidiaries are provided with guarantees amounting to ~~W~~1,144,166 million from Korea Exchange Bank and others for their contract commitments.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

11.	Other Assets

Other assets as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Other current assets
Short-term loans receivable (note 28)	~~W~~	95,918	54,985
Accrued income		58,003	53,600
Prepaid expenses		82,891	58,319
Others(*)		150,016	86,237

		386,828	253,141
Less: Allowance for doubtful accounts		(34,086)	(34,436)

	~~W~~	352,742	218,705

Other long-term assets
Other investment assets	~~W~~	294,033	116,409
Less: Allowance for doubtful accounts		(3,308)	(789)
Less: Present value discount		—	(503)

	~~W~~	290,725	115,117

(*)	The amount of others as of December 31, 2008 mainly represents current derivative assets amounting to ~~W~~129,738 million (note 23). Among other investment assets, ~~W~~150,053 million as of December 31, 2008 is related to derivative assets (note 23).

12.	Short-Term Borrowings and Current Portion of Long-Term Debts

(a) Short-term borrowings as of December 31, 2008 and 2007 are as follows:

	Annual Interest
Financial Institutions	Rate (%)	2008				2007
	(In millions of Korean won)

Won currency borrowings
ABN and others	0.72 ~ 8.77	KRW	509,129	~~W~~	509,129	247,598	247,598
Foreign currency borrowings
Bank of America	2.60	USD	125,196,920		157,435	8,644,609	8,110
Shinhan Bank and others	0.83 ~ 17.00	AUD	374,657,835		2,587,791	60,000,000	1,316,312
		CNY	41,537,351,633			2,828,126,153
		INR	60,104,572			—
		JPY	3,888,813,928			33,100,000,000
		MMK	2,619,618,058			1,629,025,320
		MYR	617,346,480			92,161,065
		THB	203,334,260			1,142,600,000
		USD	507,400,000			601,453,111
		VND	517,359,889,314			—

					2,745,226		1,324,422

				~~W~~	3,254,355		1,572,020

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) Current portion of long-term debts as of December 31, 2008 and 2007 are as follows:

	Annual Interest
Financial Institutions	Rate (%)	2008				2007
	(In millions of Korean won)

Debentures
Domestic and foreign debentures	4.02 ~ 5.60	KRW	332,102	~~W~~	332,102	460,192	460,192

Less: Discount on debentures issued					(205)		(527)

					331,897		459,665

Won currency borrowings
Korea Exchange Bank and others	1.00 ~ 6.98	KRW	9,475		9,475	3,147	3,147
Foreign currency borrowings
Development Bank of Japan and others	0.55 ~ 7.04	CNY	29,000,000		427,640	51,758,999
		JPY	2,267,000,000			892,000,000
		MYR	—			—
		THB	—			—
		USD	309,624,451			6,000,000	19,711

					437,115		22,858

Loans from foreign financial institutions NATIXIS	2.00	EUR	636,350		1,130	636,350	879

				~~W~~	770,142		483,402

13.	Long-Term Debts

(a) Debentures as of December 31, 2008 and 2007 are as follows:

			Annual
	Issue date	Maturity	Interest Rate	2008				2007
	(In millions of Korean won)

Domestic Debentures	10/21/2004 ~	10/04/2008 ~	4.02 ~ 6.55	KRW	2,584,102	~~W~~	3,137,102	1,883,515	1,967,953
	08/05/2013	08/05/2013		USD	340,000,000			90,000,000
				JPY	29,000,000,000			—
9th Samurai Bonds(Public)	06/28/2006	06/28/2013	2.05	JPY	50,000,000,000		696,945	50,000,000,000	416,665
1st Samurai Bonds(Private)	12/29/2008	12/29/2011	Tibor +1.6	JPY	50,000,000,000		696,945	—	—
1st FRN	11/11/2008	11/11/2013	Tibor +2.6	JPY	20,000,000,000		278,778	—	—
1st Euro Bonds			5.88	USD	300,000,000		377,250	300,000,000	281,460
Exchangeable Bonds	08/20/2003	08/20/2008	—	JPY	—		—	51,622,000,000	430,182
Exchangeable Bonds(*)	08/19/2008	08/19/2013	—	JPY	52,795,000,000		735,904	—	—

							5,922,924		3,096,260
Add: Premium on bond redemption							11,112		—
Less: Current portion							(332,102)		(460,192)
Less: Discount on debentures issued							(74,990)		(12,194)

						~~W~~	5,526,944		2,623,874

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*)	The Company issued exchangeable bonds, which are exchangeable with 17,603,801 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Primium on bond redemption	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of exchangeable right	JPY 2,867,605,334
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011

(b) Long-term borrowings as of December 31, 2008 and 2007 are as follows:

Financial Institutions	Annual Interest Rate (%)	2008				2007
	(In millions of Korean won)

Won currency borrowings
The Korea Resources Corporation	Representative Borrowing Rate(*1) - 2.25	KRW	49,308	~~W~~	49,308	45,100	45,100
The Korea Development Bank and others	1.00 ~ 7.10	KRW	595,037		595,037	155,259	155,259

Less: Current portion					(9,475)		(3,147)

					634,870		197,212

Foreign currency borrowings(*2)
The Korea Resources Corporation and others	Representative Borrowing Rate(*1) - 2.25	CNY	29,000,000		1,154,647	138,758,999	498,757
		JPY	12,099,500,000			8,244,000,000
		MYR	140,000,000			—
		THB	—			298,347
		USD	745,808,410			439,330,045

Less: Current portion					(427,640)		(19,711)

					727,007		479,046

Loans from foreign financial institutions
NATIXIS	2.00	EUR	4,600,591		8,171	5,236,941	7,234

Less: Current portion					(1,130)		(879)

					7,041		6,355

				~~W~~	1,368,918		682,613

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*1)	The average yield of 3-year government bond is utilized for the annual interest rate calculation. The average yield of 3-year government bond is rounded off to the nearest 0.25%

(*2)	Foreign currency borrowings include long-term borrowings amounting to ~~W~~2,923 million, the repayment of which depends on the result of the oil exploration in the Aral Sea in Uzbekistan with Korea National Oil Corporation. (note 16)

(c) Aggregate maturities of long-term debts as of December 31, 2008 are as follows:

					Foreign Currency		Loans from Foreign
Period	Debentures(*)		Borrowings		Borrowings		Financial Institutions		Total
	(In millions of Korean won)

2009	~~W~~	332,102	~~W~~	9,475	~~W~~	427,640	~~W~~	1,130	~~W~~	770,347
2010		265,175		147,552		243,535		1,130		657,392
2011		2,983,786		77,265		38,775		1,130		3,100,956
2012		500,000		21,580		22,072		1,130		544,782
Thereafter		1,852,973		388,473		422,625		3,651		2,667,722

	~~W~~	5,934,036	~~W~~	644,345	~~W~~	1,154,647	~~W~~	8,171	~~W~~	7,741,199

(*)	The amount includes premium on bond redemption.

14.	Accrued Severance Benefits

(a) The changes in accrued severance benefits for the years ended December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Estimated severance benefits at the beginning of period	~~W~~	986,956	834,047
Provision for severance benefits		314,156	214,720
Payment		(125,374)	(63,264)
Others(*)		332	1,453

Estimated severance benefits at the end of period	~~W~~	1,176,070	986,956
Transfer to National Pension Fund		(1,959)	(2,275)
Deposit for severance benefits trust		(790,393)	(648,586)

Net balance at the end of period	~~W~~	383,718	336,095

(*)	Includes foreign currency adjustments, changes in consolidation scope and others.

(b) The Company expects to pay the following future benefits to its employees upon their normal retirement age:

Period	Amount
	(In millions of Korean won)

2009	~~W~~	19,662
2010		28,611
2011		36,628
2012		44,686
2013 ~ 2018		453,190

	~~W~~	582,777

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

15.	Other Liabilities

Other liabilities as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Other current liabilities
Unearned revenue	~~W~~	2,292	1,725
Derivatives liabilities		225,137	9,069
Others		61,736	45,016

	~~W~~	289,165	55,810

Other long-term liabilities
Reserve for allowance	~~W~~	35,558	29,176
Derivatives liabilities		52,896	3,711
Liability related to stock appreciation rights		38,147	123,479
Deposit received		70,274	45,225
Others		60,867	33,267

	~~W~~	257,742	234,858

16.	Commitments and Contingencies

(a) As of December 31, 2008, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

Grantors	Entity Being Guaranteed	Financial Institution	Amount		Won Equivalent
	(In millions of Korean won)

POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	CNY	423,440,000	~~W~~	77,951
			USD	15,840,000		19,919
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	USD	199,925,000		251,406
	POSCO Investment Co., Ltd.	Bank of Tokyo-Mitsubishi and others	CNY	29,000,000		5,339
			USD	142,000,000		178,565
			MYR	180,000,000		65,072
	POSCO-Vietnam Co., Ltd.	The Export-Import Bank of Korea	USD	200,000,000		251,500
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	SC Korea First Bank
			KRW	48,000		48,000
	IBC Corporation	The Export-Import Bank of Korea	USD	20,000,000		25,150
	POSLILAMA Steel Structure Co., Ltd.	The Export-Import Bank of Korea and others	USD	55,155,000		69,357
	Daewoo Engineering Company	—	USD	217,440,000		273,431
Posteel Co., Ltd.	POSCO Canada Ltd.	Shinhan Bank	USD	12,484,500		15,699
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Qingdao Pohang Stainless Steel Co., Ltd.	China Construction Bank Corporation	USD	14,000,000		17,605
POSCO E&C (Zhangjiagang) Engineering & Co., Ltd.	POSCO E&C (Beijing) Co., Ltd.	Korea Exchange Bank	CNY	8,000,000		1,473
POSCO Investment Co., Ltd.	Zhangjiagang Pohang Stainless Steel Co., Ltd.	ING and others	USD	120,000,000		150,900
	Qingdao Pohang Stainless Steel Co., Ltd.	Bank of Tokyo-Mitsubishi	USD	42,000,000		52,815

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Grantors	Entity Being Guaranteed	Financial Institution	Amount		Won Equivalent
	(In millions of Korean won)

	POSCO-Mexico Co., Ltd.	HSBC	USD	100,000,000		125,750
	POSCO-MPC S.A. de. C.V.	Bank of Tokyo-Mitsubishi	USD	30,600,000		38,480
	POSCO Poland Wroclaw Steel Processing Center Co., Ltd.	HSBC
			USD	5,929,690		7,457
	Zhongyue POSCO	HSBC
	(Qinhuangdao) Tinplate Industrial Co., Ltd.		USD	3,693,120		4,644
	POSCO-Malaysia SDN BHD	HSBC and others	USD	63,306,150		79,607
POSCO-Japan Co., Ltd.	POSMETAL Co., Ltd.	Mizuho Bank and others	JPY	1,740,000,000		24,254
	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	2,800,000,000		39,029
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	4,800,000,000		66,907
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	3,100,000,000		43,211

					~~W~~	1,933,521

As of December 31, 2007, contingent liabilities on outstanding guarantees provided for the payment of loans of affiliated companies amounted to ~~W~~577,487 million.

(b) As of December 31, 2008, contingent liabilities on outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

	Entity Being		Amount
Grantors	Guaranteed	Financial Institution	Guaranteed		Won Equivalent
		(In millions of Korean won)

POSCO	DC Chemical Co., Ltd.	E1 Coporation	KRW	320	~~W~~	320
	Zeus	Related creditors	JPY	52,795,000,000		735,904
POSCO E & C Co., Ltd.	The first district of Minrak, Busan	Kookmin Bank	KRW	38,680		38,680
	Association of the first district of Mokdong, Daejeon	Woori Bank	KRW	5,060		5,060
	Pan Pacific Corp.	Korea Exchange Bank	KRW	10,998		10,998
Posteel Co., Ltd.	GIPI	Qutar National Bank and others	USD	12,000,000		15,090
	Asia Speciality Steel Co., Ltd.	Yamaguchi Bank and others	JPY	2,700,000,000		37,635
POSCON Co., Ltd.	Dalian Poscon Dongbang Automatic Co., Ltd.	STX Construction (dalian) Co., Ltd. and others	KRW	1,878		1,878
POSCO Machinery & Engineering Co., Ltd.	Jaesan Energy Co., Ltd.	Hana Bank	KRW	7,189		7,189
	Changhwan Dep. Co., Ltd.	Hana Bank	KRW	6,980		6,980
	Halla Precision Eng. Co., Ltd.	Shinhan Bank
			KRW	5,712		5,712
Samjung Packing & Aluminum Co., Ltd.	Pyungsan Si Co., Ltd.	Seoul Guarantee Insurance Company	KRW	963		963
Daewoo Engineering Company	Dongwon Systems Corporation	Korean National Housing
		Coporation	KRW	17,100		17,100
	Vasis Corp.	Hyundai Rotem Company and others	KRW	754		754
	Sen Structural Engineers Co., Ltd.	Youngdong Construction Co., Ltd.
		and others	KRW	69		69
	Kocen Co., Ltd.	Korea Power Engineering Co., Inc. and others	KRW	13,121		13,121
	Hyundai ENG Co., Ltd.	Samsung C&T Corporation and others	KRW	44,915		44,915

					~~W~~	942,368

As of December 31, 2007, the Company has outstanding payment guarantees for non-affiliated companies and others amounting to ~~W~~526,304 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c) As of December 31, 2008, the Company and certain subsidiaries acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. The Company’s lease expenses, with respect to the above lease agreements, amounted to ~~W~~7,937 million for the year ended December 31, 2008. Future lease payments under the above lease agreements are as follows:

Period	Amount
	(In millions of Korean won)

2009	~~W~~	6,467
2010		3,453
2011		1,210
2012		376
2013		8
Thereafter		2

	~~W~~	11,516

(d) As of December 31, 2008, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details are as follows:

Company	Plaintiff	Amount	Description
	(In millions of Korean won)

POSCO	Songdo Construction Co., Ltd. and others	6,898	9 lawsuits including claim for operation damages due to loss of the sands at beach
POSCO E & C Co., Ltd.	National Tax Service and others	42,339	Litigation on penalties levied and 47 other litigations
POSCO Machinery & Engineering Co., Ltd.	Wonwoo Construction Co., Ltd.	188	Claims on fees payable for the construction provided
Daewoo Engineering Company	Dong Yang Cement Corp.	5,792	Provision for construction warranty of Dong-Yang Cement Power Plant.
POSCO Architects & Consultants Co., Ltd.	Miwha Concrete Co., Ltd.	38	Claims on consulting fees payable
POSCON Co., Ltd.	Korea Labor Welfare Corporation	106	Claims on indemnity
POS-Tianjin Coil Center Co., Ltd.	Beijing Tian Yu	93	Claim of accounts receivable collection.

The Company believes that although the outcome of these matters is uncertain, they would not result in a material loss for the Company.

(e) POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to the market price. As of December 31, 2008, 384 million tons of iron ore and 51 million tons of coal remained to be purchased under such long-term contracts.

(f) On July 1, 2005, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years. Purchase price is subject to change, following change of monthly standard oil price (JCC) and also price of ceiling is applicable.

(g) POSCO entered into a commitment of foreign currency long-term borrowings which is limited up to the amount of USD6.86 million. The borrowing is related to the exploration of gas hydrates in Aral Sea, Uzbekistan and

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

the repayment of which depends on the success of the project. POSCO is not liable for the repayment of full or part of money borrowed if the project fails and also POSCO has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreement.

(h) POSCO Power Corp. provides its whole capacity to Korea Electric Power Corp. in accordance with a long term contract. The price of electric power provided by POSCO Power Corp. is decided using the method of compensating fixed payments and expenses for the cost of production and the investment on electric power production equipment based on the contract. In addition, the Company has been provided with payment guarantee of ~~W~~36,160 million from Seoul Guarantee Insurance as electric power supply collateral to Korea Electric Power Corp.

(i) As of December 31, 2008, commitments and other contingencies for outstanding guarantees provided to non-affiliated companies are as follows:

1) As of December 31, 2008, POSCO has bank overdraft agreements of up to ~~W~~310,000 million with Woori Bank and other six banks. In addition, POSCO entered into a credit purchase loan agreement with Industrial Bank of Korea and five other banks for credit lines of up to ~~W~~205,000 million and short-term borrowing agreement of up to ~~W~~25,000 million with Woori Bank and four other banks. POSCO has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to USD1,520 million and to borrow USD320 million in foreign short-term borrowings. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2008, amount to USD89 million for which POSCO is contingently liable upon the issuers’ default.

2) As of December 31, 2008, POSCO E&C Co., Ltd. has provided 20 blank promissory notes, seven blank checks and nine notes amounting to ~~W~~116,804 million Korea Housing Guarantee Co., Ltd. and others as collateral for agreements and outstanding loans.

3) POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung Corporation amounting to ~~W~~1,572,712 million while Samsung Corporation provides the completion guarantees and payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ~~W~~1,150,167 million as of December 31, 2008. Also, POSCO E&C Co., Ltd. has provided the guarantee of debts for Sejin Major Inc. and 14 other companies amounting to ~~W~~1,444,832 million and USD22 million.

4) As of December 31, 2008, Posteel Co., Ltd. has entered into local and foreign credit agreements, of up to ~~W~~681,546 million and with Hana Bank and other banks of which ~~W~~390,656 million remains unused. In addition, Posteel Co., Ltd. has an outstanding document against acceptance amounting to USD64 million, an unsettled document against payment in relation to exports amounting to USD17 million and balance of usance amounting to USD3 million.

5) As of December 31, 2008, POSCON Co., Ltd. has credit purchase loan agreements with Shinhan Bank and other banks for credit lines of up to ~~W~~113,411 million and USD14 million and revolving loan agreements of which ~~W~~106,697 million and USD9 million remains unused. Additionally, as of December 31, 2008, POSCON Co., Ltd. has provided a note amounting to ~~W~~1,518 million to Gyeonggi CES Co., Ltd. as a guarantee for its execution of a contract.

6) As of December 31, 2008, POSCO Coated & Color Steel Co., Ltd. has provided a blank promissory note to Korea Zinc Company Ltd. as a guarantee for its repayment of loan. In addition, POSCO Coated Steel Co., Ltd. has local credit loan agreements, credit purchase loan agreements and letters of credit in relation to trade of up to ~~W~~14,000 million and USD0.5 million with Shinhan Bank and other banks. POSCO Coated Steel Co., Ltd. has entered into an agreement with the Export and Import Bank of Korea for export financing of up to ~~W~~50,000 million, and has entered into an agreement to discount accounts receivables of up to ~~W~~1,000 million with Hana Bank.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7) As of December 31, 2008, POSCO Machinery & Engineering Co., Ltd. has entered into a local credit loan agreements, credit purchase loan agreements and foreign credit loan agreement of up to ~~W~~44,000 million with Shinhan Bank and ~~W~~38,709 million remains unused. In addition, POSCO Machinery & Engineering Co., Ltd. has entered into an agreement with Shinhan Bank for NTD up to ~~W~~600 million and ~~W~~147 million remains unused. POSCO Machinery & Engineering Co., Ltd. has entered into an agreement to open a foreign letter of credit up to USD10 million and USD3 million are used as of December 31, 2008.

8) As of December 31, 2008, POSDATA Co., Ltd. entered into loan on bills agreements of up to ~~W~~155,000 million and USD10 million with Shinhan Bank and other four banks, and has used ~~W~~58,844 million.

9) As of December 31, 2008, POSCO Architects & Consultants Co., Ltd. has entered into an agreement of discounting notes receivables of up to ~~W~~3,000 million, credit facility to purchase inventories of up to ~~W~~2,000 million and guarantees provided of up to USD1 million.

10) As of December 31, 2008, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ~~W~~80,000 million with Woori Bank and POSCO Specialty Steel Co., Ltd. has used ~~W~~38,085 million of this loan agreement. In addition, POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD54.5 million, and for a loan of up to ~~W~~150,000 million and POSCO Specialty Steel Co., Ltd. has used USD4.4 million, JPY203 million and EUR0.3 million.

11) As of December 31, 2008, POSCO Refractories & Environment Co., Ltd. has a bank overdraft agreement and has entered into a credit purchase loan, foreign letter of credit of up to ~~W~~24,000 million and USD8 million with Bu-San Bank.

12) As of December 31, 2008, POSMATE Co., Ltd. has provided a blank promissory note to Hyundai Motor Service as a guarantee for the maintenance of vehicles. In addition, POSMATE Co., Ltd. has a bank overdraft agreements of up to ~~W~~3,000 million with Woori Bank.

13) As of December 31, 2008, Samjung Packing & Aluminum Co., Ltd. has a credit purchase loan of up to ~~W~~45,000 million with Woori Bank and another bank and has entered into loan on bills agreement of up to USD20 million with Export and Import Bank of Korea related to investment to mine of molybden. Samjung Packing & Aluminum Co., Ltd. has entered into an agreement with Woori Bank and another bank for usance transaction in relation to trade of up to USD60 million. Also, Samjung Packing & Aluminum Co., Ltd. has a loan agreement with Korea Exchange Bank of up to ~~W~~9,000 million and a B2B loan agreement with Woori Bank of up to ~~W~~7,000. The accounts receivable in foreign currency sold to financial institutions and outstanding as of December 31, 2008 amount to ~~W~~10,175 million for which Samjung Packing & Aluminum Co., Ltd. is contingently liable upon the issuers’ default.

14) As of December 31, 2008, POSCORE Co., Ltd. entered into credit purchase loan agreements of up to ~~W~~31,000 million with Kookmin Bank and other two banks, and trade account receivables discounting agreements of up to ~~W~~4,060 million with Hana Bank and another bank. The accounts receivable in foreign currency sold to financial institutions and outstanding as of December 31, 2008 amount to ~~W~~1,516 million for which Poscore Co., Ltd. is contingently liable upon the issuers’ default. As of December 31, 2008, 7 promissory notes and a check were provided by POSCORE Co., Ltd. however it is not contingently liable associated with the related promissory notes and check as of December 31, 2008.

15) As of December 31, 2008, Daewoo Engineering Company has provided four notes, approximately amounting to ~~W~~5,752 million, to other financial institutions as collateral for agreements. In addition, Daewoo Engineering Company has overdraft agreements and credit purchase loan agreements of up to ~~W~~64,612 million, and loan agreement up to ~~W~~28,700 million with Citibank Korea Inc. Daewoo Engineering Company has a loan agreement of up to ~~W~~10,000 million with Korea Exchange Bank.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

16) As of December 31, 2008, POSCO America Corporation has loan agreements of up to USD85 million with Bank of America and other banks and has used USD78.5 million.

17) As of December 31, 2008, POSCO Asia Co., Ltd. has loan agreements of up to USD230 million with Bank of America and other banks and has used USD71 million.

18) As of December 31, 2008, POS-Tianjin Coil Center Co., Ltd. has loan agreements of up to CNY 90 million and USD7 million with HSBC and has used CNY 66 million and USD7 million, respectively.

19) As of December 31, 2008, IBC Corporation has loan agreements of up to USD43 million with Export and Import Bank of Korea.

20) As of December 31, 2008, Zhangjiagang Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY6,490 million and USD320 million with Bank of China and other banks.

21) As of December 31, 2008, Qingdao Pohang Stainless Steel Co., Ltd. has a loan agreement up to CNY1,150 million with Bank of China and others, and has outstanding balance of USD60 million and CNY100 million.

22) As of December 31, 2008, POSCO (Suzhou) Automotive Processing center Co., Ltd. has a loan agreement up to USD71 million with China Agriculture Bank and has outstanding balance of USD31 million.

23) As of December 31, 2008, POS-Qingdao Coil Center Co., Ltd. has a loan agreement up to USD16 million and CNY63 million with HSBC and others, and has outstanding balance of USD16 million and CNY9 million.

24) As of December 31, 2008, POSCO-Japan Co., Ltd. has bank overdraft agreements for working capital of up to JPY54,420 million with MIZUHO bank and has outstanding balance of JPY40,073 million.

25) As of December 31, 2008, POSCO-Foshan steel processing center Co., Ltd. has a loan agreement up to USD170 million and has outstanding balance of USD32 million.

26) As of December 31, 2008, POS-MPC S.A. de C.V. has a loan agreement up to USD60.6 million with Standard Chartered and has outstanding balance of USD45.6 million.

17  Capital Stock

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of ~~W~~5,000 per share. As of December 31, 2008, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2008, ending balance of capital stock is amounted to ~~W~~482,403 million; however, it is different from par value amounted to ~~W~~435,934 million due to retirement of treasury stock.

As of December 31, 2008, total shares of ADRs are 62,994,368 shares, equivalent to 15,748,592 of common shares.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18  Capital Surplus

Capital surplus as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Additional paid-in capital	~~W~~	463,825	463,205
Revaluation surplus		3,224,770	3,224,770
Others		630,488	488,617

	~~W~~	4,319,083	4,176,592

19.	Retained Earnings

Retained earnings as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Appropriated
Legal reserve	~~W~~	241,202	241,202
Appropriated retained earnings for business rationalization		918,300	918,300
Reserve under Korean Tax Law		1,071,667	1,445,000
Voluntary reserve		18,739,895	15,513,068

		20,971,064	18,117,570
Unappropriated		4,422,182	3,649,732

	~~W~~	25,393,246	21,767,302

20.	Dividends

(a) Details of interim and year-end dividends for the years ended December 31, 2008, 2007 and 2006, are as follows:

Interim Cash Dividends

	2008			2007			2006
	Dividend	Dividend		Dividend	Dividend		Dividend	Dividend
	Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)	Amount
	(In millions of Korean won)

Common shares	50	~~W~~	188,485	50	~~W~~	189,541	40	~~W~~	155,561

Year-end Cash Dividends

	2008			2007			2006
	Dividend	Dividend		Dividend	Dividend		Dividend	Dividend
	Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)	Amount
	(In millions of Korean won)

Common shares	150	~~W~~	574,274	150	~~W~~	566,552	120	~~W~~	465,558

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) Details of the dividend payout ratios and dividend yield ratios for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	Dividend Payout	Dividend Yield	Dividend Payout	Dividend Yield	Dividend Payout	Dividend Yield
	Ratio(%)	Ratio (%)	Ratio (%)	Ratio (%)	Ratio (%)	Ratio (%)

Common shares	17.42	2.63	21.25	1.74	18.74	2.59

21.	Capital Adjustments

(a) Capital adjustments as of December 31, 2008 and 2007 are as follows:

	2008		2007
	(In millions of Korean won)

Treasury stock Others	~~W~~	(2,502,014)	(2,715,964)
		(7,067)	(11,183)

	~~W~~	(2,509,081)	(2,727,147)

(b) Treasury stocks which are maintained for stabilization of stock price in accordance with decision made by the Board of Directors as of December 31, 2008 and 2007 are as follows:

	2008			2007
	Number of Shares	Book Value		Book Value
	(In millions of Korean won)

Treasury stock	8,255,034	~~W~~	1,760,819	2,011,601
Specified money in trust	2,361,885		741,195	704,363

	10,616,919	~~W~~	2,502,014	2,715,964

The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 402,520 shares of its treasury stock to the association of employee stock ownership on October 28, 2008, as approved by the Board of Directors on October 10, 2008, and the difference between the fair value and the proceeds from the sale was recognized as other employee benefit expense.

22.	Stock Appreciation Rights

(a) The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Before the modifications(*)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications(*)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	19,409 shares
Number of shares exercised	434,167 shares	50,511 shares	6,931 shares	118,909 shares	79,684 shares	62,000 shares	752,202 shares
Number of shares outstanding	—	5,385 shares	13,564 shares	16,988 shares	134,544 shares	28,000 shares	198,481 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	— July 23, 2008	— April 27, 2009	— Sept 18, 2009	— April 26, 2010	— July 23, 2011	— April 28, 2012

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

(b)	Stock appreciation rights are all related to POSCO and these stock appreciation rights were fully vested.

(c)	Expense (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2008 are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
	(In millions of Korean won)

Prior periods	~~W~~	60,825	~~W~~	14,050	~~W~~	7,837	~~W~~	35,145	~~W~~	88,823	~~W~~	34,000	~~W~~	240,680
Current period		(880)		(3,249)		(2,994)		(5,375)		(34,143)		(8,514)		(55,155)

	~~W~~	59,945	~~W~~	10,801	~~W~~	4,843	~~W~~	29,770	~~W~~	54,680	~~W~~	25,486	~~W~~	185,525

As of December 31, 2008 and 2007, liabilities related to stock appreciation rights amounted to ~~W~~42,779 million and ~~W~~123,479 million, respectively.

(d) The following table summarizes information about appreciation rights granted:

	2008			2007			2006
	Number of Stock	Weighted-Average		Number of Stock	Weighted-Average		Number of Stock	Weighted-Average
Stock Appreciation	Appreciation	Exercise Price per		Appreciation	Exercise Price per		Appreciation	Exercise Price per
Rights Outstanding	Rights	Share		Rights	Share		Rights	Share
	(In Korean Korean won)

Beginning of year	279,472	~~W~~	145,170	460,335	~~W~~	145,238	534,642	~~W~~	140,258
Granted	—		—	—		—	—		—
Excercised	(80,991)		115,715	(180,863)		145,344	(74,307)		109,404
Canceled	—		—	—		—	—		—
Forfeited	—		—	—		—	—		—

Stock appreciation rights outstanding, end of year	198,481		150,770	279,472		145,170	460,335		145,238

Exercisable at the year end	198,481	~~W~~	150,770	279,472	~~W~~	145,170	370,335	~~W~~	133,169

Weighted-average fair value at grant date		~~W~~	140,206		~~W~~	116,176		~~W~~	116,176

(e) The following table summarizes information about stock appreciation rights outstanding at December 31, 2008:

	Appreciation Rights Outstanding
		Weighted-Average	Weighted-Average
		Remaining	Exercise Price
Exercise Prices	Shares	Contractual Life	per Share
	(In Korean won)

136,400	5,385	0.32 years	~~W~~	136,400
116,100	13,564	0.72 years		116,100
102,900	16,988	1.32 years		102,900
151,700	134,544	2.56 years		151,700
194,900	28,000	3.33 years		194,900

	198,481	2.37 years	~~W~~	150,770

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

23.	Derivative Financial Instruments

The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the years ended December 31, 2008 and 2007 and related contracts outstanding as of December 31, 2008 and 2007 are as follows:

				Valuation Gain/Loss
								Comprehensive						Transaction Gain/Loss
				Income Statement				Income (*2)						Income Statement
Company	Type of Transaction	Purpose of Transaction	Financial Institutions	2008		2007		2008		2007		2006		2008		2007
	(In millions of Korean won)

POSCO	Currency forward	Hedge	Woori Bank and others	~~W~~	—	~~W~~	301	~~W~~	—		—	~~W~~	—	~~W~~	830	~~W~~	7,638
	Embedded derivative (*1)	Exchangeable Bonds	Related creditors
					17,985		—		—		—		—		—		—
POSCO E&C Co., Ltd.	Currency forward	Fair market value hedge	HSBC and others		(124,870)		(1,394)		—		—		(790)		(53,070)		185
	Currency Swap	Cash flow hedge	Calyon Bank and others		72,182		—		(4,634)		—		—		1,718		—
	Valuation of Fixed contract	Fair market value hedge	—		177,940		—		—		—		—		—		—
Posteel Co.,Ltd.	Currency forward	Trading	SC Korea First Bank		—		—		—		—		—		2,659		(3)
POSCO Coated & Color Steel Co., Ltd.	Currency forward	Trading	Shinhan Bank		—		—		—		—		—		(3,325)		49
	Currency Option	Trading	SC Korea First Bank and others		(138,472)		1,329		—		—		1,844		(19,228)		2,860
	Currency Swap	Trading	SC Korea First Bank and others		10,451		58		—		—		—		9,570		—
POSCO Machinery & Engineering Co., Ltd.	Currency forward	Trading	Korea Exchange Bank and others		(2,482)		—		—		—		—		(3,606)		—
POSDATA Co., Ltd.	Currency forward	Cash flow hedge	Korea Exchange Bank		—		—		—		—		—		—		(10)
POSCO Specialty Steel Co., Ltd.	Currency forward	Trading	SC Korea First Bank		(2)		1		—		—		(17)		—		(47)
	Currency Swap	Fair market value hedge	SC Korea First Bank		—		65		—		—		—		—		—
	Currency Swap	Cash flow hedge	SC Korea First Bank		—		—		—		(524)		—		9,186		—
Samjung Packing & Aluminum Co., Ltd.	Currency future	Trading	Woori Bank and others		215		—		—		—		—		—		—
POSCO Power Corp.	Currency forward	Trading	Nong Hyup Bank and others		—		—		—		—		—		(1,365)		431
	Currency Swap	Cash flow hedge	Calyon Bank and others		28,737		1,368		(6,035)		(3,510)		—		—		274
	Currency Swap	Cash flow hedge	Bank of Tokyo-Mitsubishi UFJ		23,063		—		(131)		—		—		—		—
Daewoo Engineering Company	Currency forward	Trading	Citi Bank		(5,886)		—		—		—		—		(5,385)		—
POSCO Austria Pty. Ltd.	Derivatives	Trading	MML		(584)		7,359		—		—		—		—		—
POS-MPC S.A. de C.V.	Currency future	Cash flow hedge	Standard Chartered		—		37		—		—		—		(149)		—

				~~W~~	58,277	~~W~~	9,124	~~W~~	(10,800)	~~W~~	(4,034)	~~W~~	1,037	~~W~~	(62,165)	~~W~~	11,377

(*1)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 met the criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~27,184 million (JPY 2,867,605,334) at the date of issue and ~~W~~9,199 million (JPY 659,937,500) as of December 31, 2008. This exchangeable right is included in other long-term liabilities. (note 13)

(*2)	Unrealized gain and loss on derivative financial instruments designated as cash flow hedges are recorded as other comprehensive income, net of tax effect.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

24.	Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2008, 2007 and 2006, are as follows:

	2008		2007		2006
	(In millions of Korean won)

Transportation and storage	~~W~~	781,425	~~W~~	619,499	~~W~~	539,589
Salaries		256,959		218,206		183,943
Welfare		159,732		123,584		111,666
Depreciation and amortization		106,271		87,257		72,983
Fees and charges		124,123		97,100		62,610
Advertising		98,780		103,979		87,666
Research and development expenses		94,571		52,846		54,035
Severance benefits		52,433		44,779		26,109
Sales commissions		83,057		54,955		42,644
Travel		30,537		25,870		21,468
Rent		24,204		19,389		16,313
Repairs		13,135		12,693		8,846
Training		24,397		20,094		18,496
Office supplies		8,482		9,053		6,957
Provision for doubtful accounts		24,033		62,026		117,337
Meeting		11,612		10,240		9,368
Taxes and public dues		29,595		29,519		18,936
Vehicle expenses		4,626		3,947		2,941
Membership fees		8,312		8,593		7,273
Sales promotions		7,638		5,651		22,471
Entertainment		12,542		10,561		7,904
Others		49,904		165,376		116,860

	~~W~~	2,006,368	~~W~~	1,785,217	~~W~~	1,556,415

25.	Income Taxes

(a) Income tax expense for the years ended December 31, 2008, 2007 and 2006, are as follows:

	2008		2007		2006
	(In millions of Korean won)

Current income taxes(*)	~~W~~	2,181,238	~~W~~	1,341,252	~~W~~	1,086,215
Deferred income taxes		(358,250)		51,397		28,531
Carryforward income tax		(9,976)		2,714		3,948
Items charged directly to shareholders’ equity		(50,923)		(61,559)		(19,180)
Tax effect due to consolidation entries		(28,106)		(59,578)		(177,563)

	~~W~~	1,733,983	~~W~~	1,274,226	~~W~~	921,951

(*)	Additional tax payments (or tax refunds) arising from finalized tax assessment are added or deducted in current income taxes.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Deferred tax assets and liabilities are computed on temporary differences by applying enacted or substantively enacted statutory tax rates applicable to the years when such differences are expected to reverse. The effect of enacted tax rate changes amounting to ~~W~~74,493 million was recorded in income tax expenses.

(b) The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2008, 2007 and 2006:

	2008		2007		2006
	(In millions of Korean won)

Net income before income tax expense	~~W~~	6,095,639	~~W~~	4,898,931	~~W~~	4,284,591
Income tax expense computed at statutory rate		1,676,301		1,347,206		1,178,260
Adjustments:
Tax credit		(167,962)		(159,816)		(181,739)
Effect of changes in tax rate		74,493		—		—
Others, net (*)		151,151		86,836		(74,570)

Income tax expense	~~W~~	1,733,983	~~W~~	1,274,226	~~W~~	921,951

Effective rate (%)		28.4		26.0		21.5

(*)	Others mainly consist of changes in deferred tax assets subject to possibility of realization amounting to ~~W~~119,632 million for the year ended December 31, 2008.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c) Changes in temporary differences and deferred income taxes for the years ended December 31, 2008 and 2007 are as follows:

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2007		Inc. (dec.)		Dec. 31, 2008		Dec. 31, 2007		Inc. (dec.)		Dec. 31, 2008
	(In millions of Korean won)

Deductible temporary differences:
Reserve for special repairs	~~W~~	(301,751)	~~W~~	19,926	~~W~~	(281,825)	~~W~~	(82,982)	~~W~~	20,560	~~W~~	(62,422)
Allowance for doubtful accounts		292,763		(192)		292,571		80,532		(16,746)		63,786
Reserve for technology developments		(1,101,734)		1,092,270		(9,464)		(302,976)		300,826		(2,150)
Dividend income from related companies		366,233		65,264		431,497		100,714		(5,785)		94,929
Depreciation expense		(147,993)		(126,675)		(274,668)		(40,115)		(20,079)		(60,194)
Valuation of equity method investments		(1,296,880)		(79,165)		(1,376,045)		(274,370)		63,566		(210,804)
Prepaid expenses		34,431		34,796		69,227		9,467		6,822		16,289
Impairment loss on property, plant and equipment		420,085		(294,058)		126,027		121,483		(78,816)		42,667
Gain/Loss on foreign currency		—		634,028		634,028		—		140,283		140,283
Accrued severance benefits		161,926		13,312		175,238		44,574		(5,198)		39,376
Group severance insurance deposits		(44,275)		(70,466)		(114,741)		(12,175)		(13,746)		(25,921)
Provision for construction losses		21,227		15,016		36,243		5,836		2,276		8,112
Provision for construction warranty		21,065		5,530		26,595		5,794		58		5,852
Appropriated retained earnings for technological development		(2,833)		833		(2,000)		(780)		318		(462)
Accrued income		(8,328)		8,396		68		(2,313)		2,328		15
Accrued on valuation of Inventories		695		11,426		12,121		190		2,754		2,944
Others		293,860		(18,491)		275,369		73,419		(41,171)		32,248

	~~W~~	(1,291,509)	~~W~~	1,311,750	~~W~~	20,241	~~W~~	(273,702)	~~W~~	358,250	~~W~~	84,548

Deferred tax from tax credit and others:
Tax credit	~~W~~	22,725	~~W~~	(4,424)	~~W~~	18,301	~~W~~	19,949	~~W~~	(3,478)	~~W~~	16,471
Deficit carried forward		9,188		26,326		35,514		2,526		5,287		7,813
Others		—		—		—		(8,167)		8,167		—

	~~W~~	31,913	~~W~~	21,902	~~W~~	53,815	~~W~~	14,308	~~W~~	9,976	~~W~~	24,284

Deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments	~~W~~	(272,948)	~~W~~	(448,800)	~~W~~	(721,748)	~~W~~	(75,060)	~~W~~	(84,440)	~~W~~	(159,500)
Gain on valuation of available-for-sale securities		(1,315,772)		975,546		(340,226)		(364,373)		290,151		(74,222)
Loss on valuation of available-for-sale securities		239,451		723,091		962,542		65,891		146,249		212,140
Others		4,276		10,342		14,618		1,176		2,023		3,199

	~~W~~	(1,344,993)	~~W~~	1,260,179	~~W~~	(84,814)	~~W~~	(372,366)	~~W~~	353,983	~~W~~	(18,383)

Tax effect on elimination of intercompany profit								237,683		28,106		265,789

							~~W~~	(394,077)	~~W~~	750,315	~~W~~	356,238

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2006		Inc. (dec.)		Dec. 31, 2007		Dec. 31, 2006(*1)		Inc. (dec.)		Dec. 31, 2007
	(In millions of Korean won)

Deductible temporary differences:
Reserve for special repairs	~~W~~	(403,384)	~~W~~	101,633	~~W~~	(301,751)	~~W~~	(110,930)	~~W~~	27,948	~~W~~	(82,982)
Allowance for doubtful accounts		345,789		(53,026)		292,763		94,977		(14,445)		80,532
Reserve for technology developments		(1,484,767)		383,033		(1,101,734)		(408,311)		105,335		(302,976)
Dividend income from related companies		304,162		62,071		366,233		83,644		17,070		100,714
Depreciation expense		7,091		(155,084)		(147,993)		2,684		(42,799)		(40,115)
Valuation of equity method investments		(718,357)		(578,523)		(1,296,880)		(166,730)		(107,640)		(274,370)
Prepaid expenses		42,084		(7,653)		34,431		11,555		(2,088)		9,467
Impairment loss on property, plant and equipment		516,305		(96,220)		420,085		147,973		(26,490)		121,483
Accrued severance benefits		124,582		37,344		161,926		34,298		10,276		44,574
Group severance insurance deposits		(37,376)		(6,899)		(44,275)		(10,278)		(1,897)		(12,175)
Provision for construction losses		15,133		6,094		21,227		4,161		1,675		5,836
Provision for construction warranty		18,935		2,130		21,065		5,154		640		5,794
Appropriated retained earnings for technological development		(3,500)		667		(2,833)		(963)		183		(780)
Accrued income		(7,952)		(376)		(8,328)		(2,206)		(107)		(2,313)
Accrued on valuation of Inventories		441		254		695		121		69		190
Accrued on guarantee loss securities		41,300		(41,300)		—		11,358		(11,358)		—
Others		333,308		(39,448)		293,860		81,188		(7,769)		73,419

	~~W~~	(906,206)	~~W~~	(385,303)	~~W~~	(1,291,509)	~~W~~	(222,305)	~~W~~	(51,397)	~~W~~	(273,702)

Deferred tax from tax credit and others:
Tax credit	~~W~~	20,137	~~W~~	2,588	~~W~~	22,725	~~W~~	19,004	~~W~~	945	~~W~~	19,949
Deficit carried forward		12,487		(3,299)		9,188		3,434		(908)		2,526
Others		—		—		—		(5,416)		(2,751)		(8,167)

	~~W~~	32,624	~~W~~	(711)	~~W~~	31,913	~~W~~	17,022	~~W~~	(2,714)	~~W~~	14,308

Deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments	~~W~~	(112,643)	~~W~~	(160,305)	~~W~~	(272,948)	~~W~~	(30,975)	~~W~~	(44,085)	~~W~~	(75,060)
Gain on valuation of available-for-sale securities		(751,593)		(564,179)		(1,315,772)		(206,689)		(157,684)		(364,373)
Loss on valuation of available-for-sale securities		394,401		(154,950)		239,451		108,319		(42,428)		65,891
Others		—		4,276		4,276		—		1,176		1,176

	~~W~~	(469,835)	~~W~~	(875,158)	~~W~~	(1,344,993)	~~W~~	(129,345)	~~W~~	(243,021)	~~W~~	(372,366)

Tax effect on elimination of intercompany profit								178,105		59,578		237,683

							~~W~~	(156,523)	~~W~~	(237,554)	~~W~~	(394,077)

26.	Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	(In millions of Korean won except per share information)

Net income attributable to controlling interest	~~W~~	4,378,751	~~W~~	3,558,660	~~W~~	3,314,181
Weighted-average number of common shares outstanding (*)		75,493,523		75,952,869		78,694,181

Basic and diluted earnings per share	~~W~~	58,002	~~W~~	46,854	~~W~~	42,115

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(*)	Basic and diluted earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the years ended December 31, 2008, 2007 and 2006 :

	2008	2007	2006

Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,693,312)	(11,233,966)	(8,492,654)

Weighted-average number of common shares outstanding	75,493,523	75,952,869	78,694,181

27.	Comprehensive income

Comprehensive income for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007		2006
	(In millions of Korean won)

Net income	~~W~~	4,350,104	~~W~~	3,677,964	~~W~~	3,353,082
Other comprehensive income
Gain (loss) on valuation of available-for-sale securities, net		(1,714,939)		690,805		602,121
Less: tax effect		427,512		(192,094)		(169,652)
Changes in capital adjustments arising from equity method accounted investments		48,139		27,243		9,931
Less: tax effect		(11,903)		(34,698)		1,705
Foreign currency translation adjustments		576,489		99,408		(51,839)
Less: tax effect		(75,291)		(11,451)		5,753
Gain on valuation of derivative instruments		(9,175)		(5,365)		—
Less: tax effect		1,868		1,331		—

		(757,300)		575,179		398,019

Comprehensive income	~~W~~	3,592,804	~~W~~	4,253,143	~~W~~	3,751,101

Controlling interest	~~W~~	3,571,832	~~W~~	4,118,011	~~W~~	3,721,622
Minority interest	~~W~~	20,972	~~W~~	135,132	~~W~~	29,479

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

28.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2008 and 2007 are as follows:

	2008				2007
			Won				Won
	Foreign Currency(*2)		Equivalent		Foreign Currency(*2)		Equivalent
	(In millions of Korean won, other currencies in thousands)

Assets
Cash and cash equivalents and financial instruments	USD	129,977	~~W~~	163,447	USD	231,556	~~W~~	217,246
	JPY	574,721		8,011	JPY	74,355		620
	EUR	2,313		4,109	EUR	27		37
	Foreign subsidiaries	728,786		916,448	Foreign subsidiaries	430,853		404,226
Trade accounts and notes receivable	USD	370,388		465,763	USD	323,175		303,203
	JPY	6,855,809		95,562	JPY	6,042,643		50,355
	EUR	14,802		26,292	EUR	7,796		10,768
	Foreign subsidiaries	807,654		1,015,625	Foreign subsidiaries	773,033		725,259
Other accounts and notes receivable	USD	5,740		7,218	USD	5,235		4,499
	JPY	8,879		124	JPY	16,960		141
	EUR	—		—	EUR	11		15
	Foreign subsidiaries	101,680		127,863	Foreign subsidiaries	73,300		68,770
Short-term and long-term loans receivable	Foreign subsidiaries	331,900		417,365	Foreign subsidiaries	186,380		174,862
Long-term trade accounts and notes receivable	Foreign subsidiaries	71		89	Foreign subsidiaries	71		66
Investment securities(*1)	Foreign subsidiaries	96,983		121,956	Foreign subsidiaries	205,885		193,161
Guarantee deposits	USD	553		695	USD	427		401
	EUR	129		229	EUR	41		57
	Foreign subsidiaries	7,355		9,249	Foreign subsidiaries	6,955		6,526

			~~W~~	3,380,045			~~W~~	2,160,212

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of overseas subsidiaries are converted into US dollars.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2008				2007
			Won				Won
	Foreign Currency(*2)		Equivalent		Foreign Currency(*2)		Equivalent
	(In millions of Korean won, other currencies in thousands)

Liabilities
Trade accounts and notes payable	USD	432,531	~~W~~	543,907	USD	410,215	~~W~~	384,863
	JPY	5,308,193		73,990	JPY	1,509,059		12,576
	EUR	3,455		6,136	EUR	1,042		1,440
	Foreign subsidiaries	439,043		552,097	Foreign subsidiaries	520,780		488,595
Other accounts and notes payable	USD	37,652		47,347	USD	45,304		42,505
	JPY	2,861,507		39,886	JPY	636,330		5,302
	EUR	9,256		16,441	EUR	446		617
	Foreign subsidiaries	76,183		95,800	Foreign subsidiaries	44,335		41,595
Accrued expenses	USD	1,573		1,977	USD	2,552		2,394
	JPY	2,322		32	JPY	—		—
	Foreign subsidiaries	26,472		33,289	Foreign subsidiaries	27,297		25,610
Short-term borrowings	USD	304,956		383,482	USD	194,394		182,380
	Foreign subsidiaries	1,926,753		2,422,892	Foreign subsidiaries	1,355,638		1,271,860
Withholdings	USD	19,349		24,331	USD	5,122		4,805
	JPY	161,870		2,256	JPY	145,910		1,216
	EUR	5,179		9,199	EUR	2,047		2,828
	Foreign subsidiaries	3,688		4,638	Foreign subsidiaries	2,864		2,687
Debentures(*1,3)	USD	640,000		804,800	USD	390,000		365,898
	JPY	182,592,205		2,545,134	JPY	101,622,000		846,847
	Foreign subsidiaries	15,776		19,838	Foreign subsidiaries	—		—
Long-term borrowings(*3)	USD	36,134		45,439	USD	34,829		32,677
	JPY	192,000		2,676	JPY	384,000		3,200
	Foreign subsidiaries	923,439		1,161,224	Foreign subsidiaries	538,323		505,055
Loans from foreign financial institutions(*3)	EUR	4,601		8,172	EUR	5,237		7,234

			~~W~~	8,844,983			~~W~~	4,232,184

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of overseas subsidiaries are converted into US dollars.

(*3)	Includes current portion of long-term debts.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

29.	Related Party Transactions

(a) As of December 31, 2008, the subsidiaries of the Company are as follows:

Domestic (25)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp, POSTECH 2006 Energy Fund, POSCO Refractories & Environment Co., Ltd. (POSREC), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCORE Co., Ltd. Universal Studio Resort Development Co., Ltd.

Overseas (48)	POSCO America Corporation(POSAM), POSCO Australia Pty. Ltd.(POSA), POSCO Canada Ltd.(POSCAN), POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd.(POA), VSC POSCO Steel Corporation(VPS), Dalian POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corporation, POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., POSCO (Guangdong) Steel Co., Ltd., POSCO Thailand Bangkok Processing Center Co., Ltd., Myanmar POSCO Steel Co., Ltd., Zhangjiagang POSHA Steel Port Co., Ltd.(ZPSP), POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD, Qingdao Pohang Stainless Steel Co., Ltd., POSCO(Suzhou) Automotive Processing Center Co., Ltd., POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd., POS-Ore Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C(Zhangjiagang) Engineering & Consulting Co., Ltd., POS-CD Pty. Ltd, POS-GC Pty. Ltd, POSCO-India Private Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co.,Ltd., POSCO E&C (Beijing) Co., Ltd., POS-MPC S. A. de C.V., Zhangjigang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSS India Delhi Steel Processing Centre Private Limited, POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., POSCO(Chongqing) Automotive Processing Center Co, Ltd., Suzhou POSCORE Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO(Wuhu) Automotive Processing Center Co., Ltd.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2008, 2007 and 2006, and the related account balances as of December 31, 2008 and 2007 are as follows:

	Sales and Others(*1)						Purchases and Others(*1)
	2008		2007		2006		2008		2007		2006
	(In millions of Korean won)

POSCO E&C Co., Ltd.	~~W~~	13,626	~~W~~	20,000	~~W~~	12,134	~~W~~	1,121,335	~~W~~	984,030	~~W~~	1,618,205
Posteel Co., Ltd.		1,455,354		1,072,032		966,254		244,908		220,459		93,315
POSCON Co., Ltd.		105		120		177		229,119		244,365		219,602
POSCO Coated & Color Steel Co., Ltd.		609,377		436,206		367,443		1,916		1,327		853
POSCO Machinery & Engineering Co., Ltd.		4,309		157		1,908		158,275		152,844		125,996
POSDATA Co., Ltd.		1,685		4,516		2,290		187,186		173,660		175,046
POSCO Research Institute		3		3		—		18,946		17,280		18,553
Seung Kwang Co., Ltd.		3		—		—		89		69		6
POSCO Architects & Consultants Co., Ltd.		936		862		732		29,455		24,298		30,546
POSCO Specialty Steel Co., Ltd.		3,697		5,175		2,844		27,122		88,258		70,299
POSCO Machinery Co., Ltd.		15,302		3,480		1,929		79,549		114,378		76,189
POSCO Refractories & Environment Co., Ltd. (POSREC)		57,189		250		166		350,153		213,753		211,122
POSTECH Venture Capital Co., Ltd.		83		94		77		—		—		—
POSCO America Corporation (POSAM)		168,663		130,150		84,227		93		686		277
POSCO Australia Pty. Ltd. (POSA)		27,695		18,206		17,821		71		231		2,235
POSCO Canada Ltd. (POSCAN)		40		40		—		289,015		71,120		91,502
POSCO Asia Co., Ltd. (POA)		951,867		600,059		440,078		215,318		121,098		73,353
Zhangjiagang Pohang Stainless Steel Co., Ltd.		3,145		22,474		487,037		—		—		—
POSCO — Japan Co., Ltd.		1,191,222		831,711		566,208		23,233		50,939		75,170
Others		720,997		273,214		328,329		318,164		271,594		253,698

	~~W~~	5,225,298	~~W~~	3,418,749	~~W~~	3,279,654	~~W~~	3,293,947	~~W~~	2,750,389	~~W~~	3,135,967

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Receivables(*2)				Payables(*2)
	2008		2007		2008		2007
	(In millions of Korean won)

POSCO E&C Co., Ltd.	~~W~~	396,743	~~W~~	186	~~W~~	249,792	~~W~~	105,178
Posteel Co., Ltd.		220,360		104,624		21,651		12,386
POSCON Co., Ltd.		62,895		7		62,943		24,842
POSCO Coated & Color Steel Co., Ltd.		48,785		40,431		71		119
POSCO Machinery & Engineering Co., Ltd.		18,770		6		26,054		20,431
POSDATA Co., Ltd.		1,103		10		27,322		31,614
POSCO Research Institute		54		1		3,780		6,394
Seung Kwang Co., Ltd.		1,631		—		—		—
POSCO Architects Consultants Co., Ltd.		235		1		5,470		2,001
POSCO Specialty Steel Co., Ltd.		1,843		40		4,522		8,067
POSCO Machinery Co., Ltd.		5,032		50		16,401		10,445
POSCO Refractories & Environment (POSREC)		19,064		9		57,788		24,265
POSTECH Venture Capital Co., Ltd.		—		—		68		66
POSCO America Corporation (POSAM)		2,818		4,447		—		—
POSCO Australia Pty. Ltd. (POSA)		18		—		—		—
POSCO Canada Ltd. (POSCAN)		20		21		—		9,635
POSCO Asia Co., Ltd. (POA)		27,224		24,323		2,978		1,922
Zhangjiagang Pohang Stainless Steel Co., Ltd.		—		—		—		—
POSCO — Japan Co., Ltd.		21,040		30,952		1,104		6
Others		98,821		18,974		31,566		25,711

	~~W~~	926,456	~~W~~	224,082	~~W~~	511,510	~~W~~	283,082

Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2008, 2007 and 2006, and related account balances as of December 31, 2008 and 2007, are as follows:

	Sales and Others(*1)						Purchases and Others(*1)
	2008		2007		2006		2008		2007		2006
	(In millions of Korean won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	288,604	~~W~~	216,920	~~W~~	134,703
KOBRASCO		4,115		—		—		63,968		72,514		141,859
Poschrome (Proprietary) Limited		98		35		—		91,467		41,735		35,009
POSVINA Co., Ltd.		12,550		5,056		2,684		—		—		—
USS — POSCO Industries (UPI)		428,092		245,814		356,190		—		—		—
Guangdong Xingpu Steel Center Co., Ltd.		10,011		3,094		10,295		—		—		—
SNNC Co., Ltd.		2,245		343		—		33,867		—		—
POSCO-SK Steel Pinghu Processing Center Co., Ltd.		1		—		—		—		—		—

	~~W~~	457,112	~~W~~	254,342	~~W~~	369,169	~~W~~	477,906	~~W~~	331,169	~~W~~	311,571

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Receivables(*2)				Payables(*2)
	2008		2007		2008		2007
	(In millions of Korean won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	6,016	~~W~~	2,999
KOBRASCO		4,115		—		—		4,048
USS — POSCO Industries (UPI)		—		8		—		—
Guangdong Xingpu Steel Center Co., Ltd.		1,825		4,276		—		—
SNNC Co., Ltd.		19		1		1,926

	~~W~~	5,959	~~W~~	4,285	~~W~~	7,942	~~W~~	7,047

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(*2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c) Eliminations of inter-company revenues and expenses for the years ended December 31, 2008, 2007 and 2006, and receivables and payables as of December 31, 2008, 2007 and 2006, are as follows:

	Sales and		Purchases and
	Others(*1)		Others(*1)		Receivables(*2)		Payables(*2)
	(In millions of Korean won)

Subsidiaries
POSCO	~~W~~	5,225,298	~~W~~	3,293,947	~~W~~	926,456	~~W~~	511,510
POSCO E&C Co., Ltd.		1,711,219		200,040		330,325		769,571
Posteel Co., Ltd.		479,042		1,739,816		103,151		227,596
POSCON Co., Ltd.		285,717		25,021		90,499		82,757
POSCO Coated & Color Steel Co., Ltd.		140,313		615,459		5,590		51,098
POSCO Machinery & Engineering Co., Ltd.		177,064		11,920		36,241		21,271
POSDATA Co., Ltd.		226,459		6,860		41,184		1,891
POSCO Specialty Steel Co., Ltd.		118,480		52,415		9,498		17,051
POSCO Machinery Co., Ltd.		88,118		17,828		21,622		6,280
POSCO Refractories & Environment Co., Ltd. (POSREC)		365,429		59,201		64,168		19,304
POSMATE Co., Ltd.		54,946		3,627		7,460		246
Samjung Packing & Aluminum Co., Ltd.		287,345		27,610		31,779		2,684
POSCORE Co., Ltd.		213		138,654		13		20,330
POSCO America Corporation (POSAM)		9,731		201,742		2,782		2,827
POSCO Canada Ltd. (POSCAN)		289,015		40		—		20
POSCO Asia Co., Ltd. (POA)		690,482		1,209,891		40,363		32,170
Zhangjiagang Pohang Stainless Steel Co., Ltd.		484,395		16,632		25,987		1,121
Qingdao Pohang Stainless Steel Co., Ltd.		186,536		380,401		2,407		16,418
POSCO — Japan Co., Ltd.		213,715		1,226,022		59,667		23,235
POSS-India Delhi Steel Processing Centre Private Limited		—		21,553		—		4,930
Others		407,165		2,192,003		659,458		646,340

2008	~~W~~	11,440,682	~~W~~	11,440,682	~~W~~	2,458,650	~~W~~	2,458,650

2007		8,153,327		8,153,327		1,125,494		1,125,494
2006		7,680,520		7,680,520		929,390		929,390

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

(*2)	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(d) For the years ended December 31, 2008 and 2007, details of compensation to key management officers are as follows:

	2008		2007
	(In millions of Korean won)

Salaries	~~W~~	46,142	36,740
Severance benefits		11,481	13,053
Management achievement awards		37,347	27,865
Stock compensation expense		(55,155)	123,881

Total	~~W~~	39,815	201,539

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

30.	Significant non-cash Transaction

Significant non-cash transaction for the year ended December 31, 2008 includes increase in inventories which were transferred to the Company as settlement for trade accounts receivable in relation to POSCO E&C Co., Ltd., in the amount of ~~W~~272,496 million.

31.	Segment and Regional Information

(a) The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2008:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean won)

Sales
Total sales	~~W~~	38,448,113	5,528,105	5,656,959	3,749,459	(11,640,000)	~~W~~	41,742,636
Inter-company sales		(6,547,017)	(1,855,696)	(1,392,356)	(1,844,931)	11,640,000		—

Net sales	~~W~~	31,901,096	3,672,409	4,264,603	1,904,528	—	~~W~~	41,742,636

Operating income	~~W~~	6,628,789	283,973	49,117	488,078	(276,028)	~~W~~	7,173,929
Inventories	~~W~~	7,569,508	847,481	323,164	219,574	(298,006)	~~W~~	8,661,721
Investments (non-current)		8,722,560	1,067,694	603,289	1,027,891	(6,143,269)		5,278,165
Equity method investments		5,094,239	659,363	537,533	688,493	(6,147,092)		832,536
Property, plant and equipment		17,393,603	614,477	231,164	1,637,042	(1,807,187)		18,069,099
Intangible assets(*1)		223,177	21,825	957	157,206	320,602		723,767
Goodwill		13,698	209,461	—	47,683	—		270,842
Total Assets	~~W~~	42,884,329	6,324,810	1,976,797	4,916,085	(9,140,739)	~~W~~	46,961,282
Depreciation and amortization(*2)	~~W~~	2,171,387	17,710	5,660	150,177	35,124	~~W~~	2,380,058
Capital expenditure		3,922,096	289,775	88,405	320,417	(527,380)		4,093,313
Stock compensation expenses	~~W~~	—	—	—	—	—	~~W~~	—

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2007:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean won)

Sales
Total sales	~~W~~	29,184,546	3,801,882	4,018,003	2,715,242	(8,111,932)	~~W~~	31,607,741
Inter-company sales		(4,757,641)	(1,092,309)	(874,520)	(1,387,462)	8,111,932		—

Net sales	~~W~~	24,426,905	2,709,573	3,143,483	1,327,780	—	~~W~~	31,607,741

Operating income	~~W~~	4,534,201	284,632	31,068	187,613	(117,652)	~~W~~	4,919,862
Inventories	~~W~~	4,258,206	454,338	126,182	145,708	(82,418)	~~W~~	4,902,016
Investments (non-current)		8,205,751	565,983	333,688	775,105	(4,641,501)		5,239,026
Equity method investments		4,344,174	229,022	286,404	382,443	(4,637,431)		604,612
Property, plant and equipment		15,110,911	142,157	198,856	1,341,015	(1,211,174)		15,581,765
Intangible assets(*1)		246,932	25,152	897	166,992	130,806		570,779
Goodwill		—	—	—	75,556	—		75,556
Total Assets	~~W~~	34,634,495	3,246,818	1,195,492	3,530,588	(6,332,630)	~~W~~	36,274,763
Depreciation and amortization(*2)	~~W~~	1,940,677	16,527	5,591	140,059	24,578	~~W~~	2,127,432
Capital expenditure		2,787,662	79,961	919	241,643	(217,939)		2,892,246
Stock compensation expenses	~~W~~	123,881	—	—	—	—	~~W~~	123,881

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2006:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean won)

Sales
Total sales	~~W~~	24,281,677	3,752,233	3,046,127	2,432,735	(7,670,446)	~~W~~	25,842,326
Inter-company sales		(3,998,412)	(1,631,547)	(632,841)	(1,407,646)	7,670,446		—

Net sales	~~W~~	20,283,265	2,120,686	2,413,286	1,025,089	—	~~W~~	25,842,326

Operating income	~~W~~	4,080,066	282,489	24,202	251,214	(248,824)	~~W~~	4,389,147
Inventories	~~W~~	3,667,714	225,378	127,600	100,923	(103,410)	~~W~~	4,018,205
Investments (non-current)		5,871,650	434,047	276,560	523,104	(3,393,443)		3,711,918
Equity method investments		3,123,562	149,497	229,357	282,043	(3,577,956)		206,503
Property, plant and equipment		14,182,060	75,712	201,797	1,252,523	(1,068,972)		14,643,120
Intangible assets(*1)		262,442	25,889	430	121,579	146,742		557,082
Goodwill		—	—	—	90,105	—		90,105
Total Assets	~~W~~	29,975,590	2,255,377	1,026,031	2,990,563	(5,098,488)	~~W~~	31,149,073
Depreciation and amortization(*2)	~~W~~	1,719,028	12,284	5,967	135,782	(89,299)	~~W~~	1,783,762
Capital expenditure		4,043,973	26,966	233	59,300	(421,050)		3,709,422
Stock compensation expenses	~~W~~	49,885	—	—	—	—	~~W~~	49,885

(*1)	Includes goodwill.

(*2)	Includes depreciation expense of idle property.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b) Substantially all of the Company’s operations are for the production of steel products. Net sales for the years ended December 31, 2008, 2007 and 2006, and property, plant and equipment by geographic location as of December 31, 2008 and 2007, are as follows:

							Property, Plant
	Sales(*1)						and Equipment
Customer Location	2008		2007		2006		2008		2007
	(In millions of Korean won)

Korea	~~W~~	26,886,852	~~W~~	19,969,637	~~W~~	17,250,163	~~W~~	15,487,750	~~W~~	14,112,173
Japan		2,043,819		1,741,972		1,311,685		252,277		103,968
China		4,875,784		4,503,900		3,070,422		1,350,731		1,026,810
Asia/Pacific, excluding Japan and China		3,138,884		2,041,587		1,486,331		665,155		232,731
North America		800,817		732,002		610,240		19,703		17,800
Others		3,996,480		2,618,643		2,113,485		293,483		88,283

	~~W~~	41,742,636	~~W~~	31,607,741	~~W~~	25,842,326	~~W~~	18,069,099	~~W~~	15,581,765

(*1)	Represents revenues, net of consolidation adjustments, incurred based on customers’ locations instead of the Company and subsidiaries’ locations.

(c) Condensed consolidated balance sheets as of December 31, 2008 and 2007 categorized by type of business are as follows:

	Non-Financial Institution			Financial Institution
	2008		2007	2008		2007
	(In millions of Korean won)

Assets
Current assets	~~W~~	21,819,672	14,315,689	~~W~~	377,961	77,844
Non-Current assets		24,588,267	21,748,269		175,382	132,961
Investment assets		5,106,522	5,109,363		171,643	129,663
Property, plant and equipment		18,069,079	15,581,387		20	378
Intangible assets		723,724	570,724		43	55
Other non-current assets		688,942	486,795		3,676	2,865

Total Assets		46,407,939	36,063,958		553,343	210,805

Liabilities
Current liabilities		10,609,425	6,533,867		399,967	90,748
Non-Current liabilities		7,607,183	4,532,167		502	241

Total Liabilities	~~W~~	18,216,608	11,066,034	~~W~~	400,469	90,989

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(d) Condensed consolidated statements of income for the years ended December 31, 2008 and 2007 categorized by type of business are as follows:

	Non-Financial Institution			Financial Institution
	2008		2007	2008		2007
	(In millions of Korean won)

Sales	~~W~~	41,727,093	31,594,856	~~W~~	15,543	12,885
Cost of goods sold		32,555,721	24,896,387		6,618	6,276
Selling and administrative expenses		1,999,701	1,781,474		6,667	3,743

Operating income		7,171,671	4,916,995		2,258	2,866
Non-operating income		2,368,851	805,060		1,025	13,447
Non-operating expenses		3,441,729	834,844		6,437	4,593

Net income before income tax expense		6,098,793	4,887,211		(3,154)	11,720
Income tax expense		1,734,095	1,273,328		(112)	898
Net income of Subsidiaries before purchasing		11,552	(53,259)		—	—

Net income	~~W~~	4,353,146	3,667,142	~~W~~	(3,042)	10,822

Controlling interest	~~W~~	4,381,793	3,547,838	~~W~~	(3,042)	10,822
Minority interest	~~W~~	(28,647)	119,304	~~W~~	—	—

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

32.	Significant Differences between Korean GAAP and U.S. GAAP

Reconciliation to U.S. Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2008 and 2007 and the net income for the three years ended December 31, 2008, 2007 and 2006 to the extent described below.

A description of the significant differences between Korean GAAP and U.S. GAAP as they relate to the Company is discussed in detail below.

(a)	Reconciliation of net income from Korean GAAP to U.S. GAAP

	Adjustments Before		Deferred Income Tax		Net Adjustments
	Deferred Income Tax		Effect		to Net Income
	(In millions of Korean won, except share data)

For the year ended December 31, 2008
Net income attributable to controlling interest under Korean GAAP					~~W~~	4,378,751
Adjustments:
Fixed asset revaluation	~~W~~	11,793	~~W~~	(2,593)		9,200
Capitalized costs		14,143		(3,112)		11,031
Capitalized repairs		(993)		218		(775)
Investment securities		(442,568)		97,365		(345,203)
Amortization of goodwill		40,124		(8,826)		31,298
Derivatives		(57,907)		12,740		(45,167)
Others, net		(16,316)		3,589		(12,727)

	~~W~~	(451,724)	~~W~~	99,381	~~W~~	(352,343)
Effects of changes in tax rates						14,225
Tax effects resulting from intercompany transactions						65,257

					~~W~~	(272,861)

Net income in accordance with U.S. GAAP					~~W~~	4,105,890

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	54,387

Weighted-average shares outstanding						75,493,523

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Adjustments Before		Deferred Income Tax		Net Adjustments
	Deferred Income Tax		Effect		to Net Income
	(In millions of Korean won, except share data)

For the year ended December 31, 2007
Net income attributable to controlling interest under Korean GAAP					~~W~~	3,558,660
Adjustments:
Fixed asset revaluation	~~W~~	16,985	~~W~~	(4,671)		12,314
Capitalized costs		23,853		(6,560)		17,293
Capitalized repairs		(882)		243		(639)
Investment securities		511		(141)		370
Amortization of goodwill		29,160		(8,019)		21,141
Derivatives		(71,011)		19,529		(51,482)
Others, net		10,193		(2,803)		7,390

	~~W~~	8,809	~~W~~	(2,422)	~~W~~	6,387

Net income in accordance with U.S. GAAP					~~W~~	3,565,047

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	46,938

Weighted-average shares outstanding						75,952,869

	Adjustments Before		Deferred Income Tax		Net Adjustments
	Deferred Income Tax		Effect		to Net Income
	(In millions of Korean won, except share data)

For the year ended December 31, 2006
Net income attributable to controlling interest under Korean GAAP					~~W~~	3,314,181
Adjustments:
Fixed asset revaluation	~~W~~	20,152	~~W~~	(5,542)		14,610
Capitalized costs		35,435		(9,745)		25,690
Capitalized repairs		(1,269)		349		(920)
Investment securities		54,070		(14,869)		39,201
Amortization of goodwill		25,322		(6,964)		18,358
Others, net		(4,588)		1,263		(3,325)

	~~W~~	129,122	~~W~~	(35,508)	~~W~~	93,614

Net income in accordance with U.S. GAAP					~~W~~	3,407,795

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	43,304

Weighted-average shares outstanding						78,694,181

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b)	Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP

	Adjustments Before		Deferred Income Tax		Net Adjustments
	Deferred Income Tax Effect		Effect		to Shareholders’ Equity
	(In millions of Korean won)

As of December 31, 2008
Total shareholders’ equity under Korean GAAP					~~W~~	28,344,205
Minority interest						(680,540)

						27,663,665

Adjustments:
Fixed asset revaluation	~~W~~	(124,678)	~~W~~	9,438		(115,240)
Capitalized costs		359,639		(79,121)		280,518
Capitalized repairs		580		(128)		452
Investment securities		(140,181)		30,840		(109,341)
Amortization of goodwill		103,480		(22,766)		80,714
Derivatives		(128,918)		30,564		(98,354)
Others, net		(10,652)		2,344		(8,308)
Tax effects resulting from intercompany transactions		—		65,257		65,257

	~~W~~	59,270	~~W~~	36,428	~~W~~	95,698

Shareholders’ equity in accordance with U.S. GAAP					~~W~~	27,759,363

	Adjustments Before		Deferred Income Tax		Net Adjustments
	Deferred Income Tax Effect		Effect		to Shareholders’ Equity
	(In millions of Korean won)

As of December 31, 2007
Total shareholders’ equity under Korean GAAP					~~W~~	25,117,740
Minority interest						(633,657)

						24,484,083
Adjustments:
Fixed asset revaluation	~~W~~	(136,471)	~~W~~	15,041		(121,430)
Capitalized costs		345,496		(95,011)		250,485
Capitalized repairs		1,573		(433)		1,140
Investment securities		(71,762)		19,735		(52,027)
Amortization of goodwill		63,356		(17,423)		45,933
Derivatives		(71,011)		19,529		(51,482)
Others, net		5,664		(1,558)		4,106

	~~W~~	136,845	~~W~~	(60,120)	~~W~~	76,725

Shareholders’ equity in accordance with U.S. GAAP					~~W~~	24,560,809

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c)	Fixed asset revaluation

Under Korean GAAP, certain fixed assets were subject to upward revaluations in accordance with the Asset Revaluation Law, with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As a result, the gain or loss on sale of fixed assets determined in accordance with U.S. GAAP is different from the amount determined under Korean GAAP.

(d)	Capitalized costs

Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized for the years ended December 31, 2008, 2007 and 2006 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to ~~W~~841 million,~~W~~1,048 million and ~~W~~(2,099) million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition, effective from the period beginning after December 31, 2002, under Korean GAAP, interest costs that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use are generally expensed as incurred, except when certain criteria are met for capitalization. The Company has adopted this application and expensed financing costs. Under U.S. GAAP, the Company is required to capitalize such amount. Capital projects that have had their progress halted would suspend the capitalization of interest.

Capitalized interest for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	(In millions of Korean won)

Capitalized interest	~~W~~	96,980	~~W~~	104,014	~~W~~	123,350
Depreciation of capitalized interest		(90,112)		(73,888)		(72,034)

Net income impact	~~W~~	6,868	~~W~~	30,126	~~W~~	51,316

Under Korean GAAP, research and development costs and internal use software costs have been recorded as intangible assets and amortized over a period not exceeding 20 years. Under U.S. GAAP, organization costs as well as research and developments costs are generally expensed as incurred. In addition, certain costs incurred for software developed for internal use, U.S. GAAP requires that costs incurred in the preliminary project stage be expensed as incurred. External direct costs such as material and service, payroll or payroll related costs for employees who are directly associated with the project, and interest costs incurred when developing computer software for internal use, are capitalized and amortized on a straight-line method over the estimated useful life. Training costs, data conversion costs and general administrative costs are expensed as incurred.

U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets, which arose mostly from capitalized research and development costs, for the years ended December 31, 2008, 2007 and 2006, are as follows:

	2008		2007		2006
	(In millions of Korean won)

Net income impact	~~W~~	6,434	~~W~~	(7,321)	~~W~~	(13,782)

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(e)	Capitalized repairs

Under Korean GAAP, major repair costs associated with the Company’s furnaces had been expensed as incurred, regardless of the nature of the expenditure until 2001. U.S. GAAP requires that repairs which extend an asset’s useful life or significantly increase its value be capitalized when incurred. Routine maintenance and repairs are expensed as incurred. Depreciation of capitalized repairs carried forward from prior periods has been recorded.

(f)	Guarantees

Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As of December 31, 2008, the aggregate initial fair value of outstanding guarantees issued by the Company for the repayment of loans was ~~W~~364,435 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (note 16). Upon initial recognition of the liability for the fair value of the obligation undertaken in issuing the guarantee, the corresponding amount is recorded in selling and administrative expenses in the statement of income as such obligation is undertaken on a stand alone basis for no consideration. Subsequent to initial recognition, the Company’s release from the risk of guarantee is recognized as the fair value of obligation changes. The changes in fair value are recognized in the statement of income. The Company has recognized guarantee expense amounting to ~~W~~3,260 million and ~~W~~566 million and ~~W~~417 million for the years ended December 31, 2008, 2007 and 2006, respectively. This adjustment is included in others, net in the reconciliation of net income and shareholders’ equity from Korean GAAP to U.S.GAAP.

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

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company adopted FAS 123(R) on January 1, 2006 using the modified prospective method, under which a grant-date fair value approach is applied to all awards granted after the effective date and to awards modified, repurchased or cancelled after effective date. The cumulated effect of initially applying this statement is recognized as of the required effective date. The compensation expense for the portion of the awards that are outstanding at December 31, 2005 for which the requisite service period has not been rendered was determined based on its fair value on the adoption date, and any difference to be reflected as the cumulative effect of change in accounting principle, net of any related tax effect. Also, reflected in the cumulative effect of change in accounting principle is the net cumulative impact of estimating future forfeitures in the determination of periodic expense, rather than recording forfeitures when they occur as previously permitted. Prior to adoption of FAS 123(R), the Company applied the intrinsic value approached under APB 25 and recorded stock-based compensation liabilities using the quoted market value of the shares of the Company’s stock in excess of option price.

The Company remeasured the value of its stock appreciation rights as of January 1, 2006 and applied the estimated future forfeitures, which resulted in a cumulative effect of change in accounting principle, net of tax, totaling ~~W~~(2,970) million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

All the stock appreciation rights will be settled in cash upon vesting under service condition, therefore, stock appreciation right is classified as liability awards, the fair value of stock options granted was remeasured as of the reporting date using a Black-Scholes option-pricing model with the following assumptions:

2008

Dividend yield range	2.21~2.63%
Expected volatility range	57.71~87.91%
Risk-free interest rate range	3.97~4.67%
Expected lives (in years)	0.26~2.75

The percentage of the fair value of the awards that is accrued as compensation cost at the end of each period equals the percentage of the requisite service that has been rendered at that date. Changes in the fair value of the liability that occur after the end of the requisite service period are recorded as compensation cost of the period in which the changes occur.

U.S. GAAP reconciliation adjustments for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2008, 2007 and 2006 are included in Others, net and are as follows:

	2008		2007		2006
	(In millions of Korean won)

Net income impact	~~W~~	(13,056)	~~W~~	10,759	~~W~~	(4,171)

The total stock compensation expense, in accordance with U.S. GAAP, for the years ended December 31, 2008, 2007 and 2006 amounts to ~~W~~(42,099) million, ~~W~~113,122 million and ~~W~~54,056 million, respectively.

(h)	Investment Securities

The differences in accounting for investment securities between Korean GAAP and U.S. GAAP relate to (i) recognition of impairment losses, (ii) recognition of gain or loss on disposal of investments due to different classifications and (iii) classification of and accounting for certain non-marketable equity securities.

(i)	Recognition of an impairment loss

Under Korean GAAP, investment securities are evaluated at each balance sheet date to determine whether there is any objective evidence of indicating an impairment loss. A significant deterioration in financial position of the issuer, such as bankruptcy, liquidation, negative net asset values and cessation of operations, would be the type of objective evidence that indicates an impairment loss. When any such objective evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, management estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. A significant or prolonged decline in the fair value of a marketable equity security below its carrying value would not be an indicator of an impairment loss unless there is also objective evidence that the financial position of the issuer has also deteriorated as described above.

The amount of impairment loss of a non-marketable equity security, measured as the difference between the estimated recoverable amount and its carrying amount, is charged to current operations by a write-down of the carrying amount of the investment. For available-for-sale marketable equity securities carried at fair value, the impairment loss is charged to current operations by reversing the unrealized loss recorded in accumulated other comprehensive (loss) income. If the fair value of the impaired investment security subsequently recovers, a gain is recognized up to the amount of previously recognized impairment loss.

Under U.S. GAAP, a significant and prolonged decline in fair value of an equity investment below its cost would result in an impairment loss if the decline in value is determined to be other-than-temporary. The impairment

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

loss is charged to current operations and a new cost basis is established. Any Subsequent reversal of previously recognized impairment losses is prohibited.

The reconciliation of net income determined in accordance with Korean GAAP and U.S. GAAP for the year ended December 31, 2008 included other-than-temporary impairment losses amounting to ~~W~~442,840 million recognized under U.S. GAAP but not under Korean GAAP for certain available-for-sale marketable equity securities. The aggregate acquisition cost and fair value of these available-for-sales marketable equity securities were ~~W~~937,929 million and ~~W~~225,646 million, respectively, at December 31, 2008 under Korean GAAP and U.S. GAAP, both of which are recorded at fair value. Under Korean GAAP, the unrealized losses recorded in accumulated comprehensive (loss) income related to these securities amounted to ~~W~~615,498 million at December 31, 2008. There was no unrealized loss for U.S. GAAP purposes related to these securities due to the other-than-temporary impairment losses of ~~W~~442, 840 million recorded in 2008 and the impairment losses recorded in the prior years of ~~W~~172,658 million.

Included in other-than-temporary impairment losses recorded under U.S. GAAP in 2008 is an impairment loss of ~~W~~364,878 million related to the Company’s available-for-sale investment in MacArthur Coal Limited. The Company acquired a 10% equity interest in MacArthur Coal Limited on July 22, 2008 for ~~W~~420,805 million. For Korean GAAP purposes, the Company recognized the excess of the acquisition cost of this investment over its fair value at the acquisition date as an impairment loss amounting to ~~W~~96,785 million (note 7(b)). As of December 31, 2008, the fair value of this investment was ~~W~~55,927 million, which was significantly lower than the Company’s acquisition cost. No additional impairment loss was recognized in the statement of income under Korean GAAP as management, based on its assessment, concluded no objective evidence existed that would indicate a significant deterioration in the financial position of MacArthur Coal Limited. For U.S. GAAP purposes, management determined that the decline in fair value of this investment is other-than-temporary and as a result, an impairment loss amounting to ~~W~~364,878 million was recorded in earnings resulting in an additional impairment loss of ~~W~~268,093 million.

(ii)	Recognition of gain on disposal of available for sale investments

The Company disposed certain securities that had been previously impaired under U.S. GAAP purposes. The fair value of these securities subsequently recovered resulting in the reversal of the impairment under Korean GAAP. As a result, the Company’s cost basis relating to those securities was higher under Korean GAAP than under U.S. GAAP. This difference in cost basis resulted in a gain of ~~W~~272 million under U.S. GAAP upon disposal for the year ended December 31, 2008.

A summary of the U.S. GAAP adjustments relating to investment securities for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	(In millions of Korean Won)

Impairment loss	~~W~~	(442,840)	~~W~~	—	~~W~~	(1,026)
Recognition of gains on disposal		272		511		55,096

Net income impact	~~W~~	(442,568)	~~W~~	511	~~W~~	54,070

(iii)	Classification of and accounting for certain non-marketable equity securities

Under Korean GAAP, a non-marketable equity security with no quoted market price is classified as available-for-sale if a reasonable estimate of its fair value can be made without incurring excessive costs. Such investments in non-marketable equity securities are carried at fair value, with any unrealized gain or loss recorded as a component accumulated other comprehensive (loss) income. When a reasonable estimate of fair value can not be made without incurring excessive costs, the investment is carried at cost within the available-for-sale securities

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

category. Under U.S. GAAP, investments in non-marketable equity securities for which the fair value is not readily determinable are accounted for using the cost method and classified as other investment securities.

Information with respect to the Company’s investments in debt and equity securities as of December 31, 2008, 2007 and 2006 is as follows:

Available-for-Sale Securities and Other Investments Securities:

	2008		2007		2006
	(In millions of Korean won)

Available-for-Sale Securities under Korean GAAP
Marketable Securities	~~W~~	2,917,595	~~W~~	3,888,043	~~W~~	2,337,984
Non-marketable Securities		1,370,918		655,639		523,617

Total	~~W~~	4,288,513	~~W~~	4,543,682	~~W~~	2,861,601

Available-for-Sale Securities and Other Investment Securities under U.S. GAAP
Available-for-Sale Securities	~~W~~	2,917,595	~~W~~	3,888,043	~~W~~	2,337,984

Other Investment Securities:
Non-marketable Securities under Korean GAAP		1,370,918		655,639		523,617
U.S. GAAP Adjustment		(145,686)		(73,851)		(86,357)

Other Investment Securities, at cost		1,225,232		581,778		437,260

Total	~~W~~	4,142,827	~~W~~	4,469,831	~~W~~	2,775,244

The reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP includes the cumulative effect of the adjustment related to investments in non-marketable equity securities, net of the effect of minority interests.

For U.S. GAAP purpose, gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 were as follows:

	Less Than 12 Months				12 Months or More				Total
	Unrealized				Unrealized				Unrealized
	Losses		Fair Value		Losses		Fair Value		Losses		Fair Value
(In millions of Korean won)

Available for Sale Securities:
Equity securities	~~W~~	78,938	~~W~~	701,197	~~W~~	2,037	~~W~~	11,906	~~W~~	80,975	~~W~~	713,103

(i)	Goodwill

Under Korean GAAP, goodwill is amortized over the useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years using straight-line method. Under U.S. GAAP, goodwill is not subject to amortization rather an impairment test is required at least annually.

Goodwill is tested annually for impairment and whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation of impairment involves comparing the current fair value of each of the Company’s reporting units to their recorded value, including goodwill. The Company uses a discounted cash flow model (DCF model) to determine the current fair value of its reporting units. Based on its assessment, management concluded that goodwill was not impaired as of December 31, 2008.

Under U.S. GAAP, goodwill as of December 31, 2008 amounted to ~~W~~350,314 million.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(j)	Embedded Derivatives

The Company issued exchangeable bonds in 2003 and 2008. The exchangeable bonds are exchangeable into SK Telecom American Depository Receipts at the option of the holders. The exchangeable right is considered an embedded derivative instrument. Both Korean GAAP and U.S. GAAP require that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument if all of the specific criteria are met.

Prior to 2008

Under Korean GAAP, when the total number of shares to be converted in the contract is significant compared to the daily transaction volume, this embedded equity conversion option to shares is not regarded as an embedded derivative because it could not meet the characteristics of readily convertible to cash which is one of criteria in determining net settlement condition.

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

As of December 31, 2007, The Company did not bifurcate exchangeable right related to exchangeable bond issued in 2003 since it did not meet the criteria of derivatives under Korean GAAP. However, exchangeable right is bifurcated and stated at fair value under U.S.GAAP.

2008 and thereafter

The Company adopted the following new Statements of Korean Financial Accounting Standards (SKFAS) issued by the Korea Accounting Standards Board:

In 2007, Financial Supervisory Service’s Accounting Implementation Guide [2007-2] was issued by the Korea Accounting Standards Board. According to implementation guide, the daily transaction volume is not a factor to determine whether readily convertible to cash or not when there is not significant risk to sell or process the shares converted. Due to the adoption of this implementation guide, there is no GAAP difference in determining net-settlement.

As of December 31, 2008, exchangeable right in relation to exchangeable bond issued in 2008 bifurcated and stated at fair value both under Korean GAAP and U.S.GAAP.

The GAAP adjustment arising from exchangeable bond issued in 2003 resulted in a decrease to net income of ~~W~~71,011 million for the year ended December 31, 2008.

(k)	Change in hedge accounting

According to the Implementation Guidance [2008-2] issued by KASB, effective January 1, 2008, the Company could change the designation of hedging prospectively when the contracts meet conditions of firm commitment whereas U.S. GAAP does not permit the prospective approach and therefore it’s not accounted for as derivative. The impact resulting from this GAAP difference is decrease to net income of ~~W~~98,354 million (net off income tax effect of ~~W~~30,564 million) under US GAAP for the year ended December 31, 2008.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(l)	Deferred Income Taxes

In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects resulting from differences between the reported Korean GAAP and U.S. GAAP amounts.

Under Korean GAAP, the elimination of the net tax effect of an intercompany transaction is recorded at the tax rate of the purchaser as a deferred tax asset that is subject to changes in tax rates or laws. Under U.S. GAAP, such net tax effect arising in the seller’s jurisdiction is recorded as a deferred charge, not as a deferred tax asset, and the tax effects of changes in tax rates or laws are included in income from continuing operations in the period that includes the enactment date.

Under Korean GAAP, a deferred tax asset is recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and tax loss and credit carryforwards can be utilized. Under U.S. GAAP, deferred tax assets are recognized and then reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(m)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) — “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” which sets out a consistent framework to use to determine the appropriate level of liability for unrecognized tax benefits. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained based on the tax technical merits upon examination. A recognized tax position is then measured at the largest amount that is greater than 50% likely of being realized. The difference between the benefit recognized for a position in accordance with FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

As of the FIN 48 adoption date on January 1, 2007, and for the years ended December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were accrued. The Company’s policy is to record interest and penalties related to unrecognized tax benefits as components of income tax expense in the consolidated statements of income.

The Company’s major tax jurisdiction is the Republic of Korea. With few exceptions, the tax years from 2004 to 2008 remain open to tax examination by the local tax authority for POSCO and its Korean subsidiaries.

The Company does not believe that it is reasonably possible that the amount of unrecognized tax benefits will significantly change within 12 months after December 31, 2008.

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

33.	Additional Financial Information in Accordance with U.S. GAAP

(a)	Deferred taxes in accordance with U.S. GAAP

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2007 under U.S. GAAP, and a description of the consolidated financial statement items that created these differences are as follows:

	2008		2007
	(In millions of Korean won)

Deferred tax assets:
Fixed asset revaluation	~~W~~	10,077	~~W~~	15,041
Impairment loss on property, plant and equipment		42,667		121,483
Impairment loss on investment securities		31,591		19,735
Allowance for doubtful accounts		63,786		80,532
Allowance for severance benefits		13,455		32,399
Derivatives		34,138		19,529
Gain/Loss on foreign currency translation		140,283		—
Loss on valuation of available-for-sale securities		212,140		65,891
Others		35,093		55,609

Total gross deferred tax assets	~~W~~	583,230	~~W~~	410,219

Deferred tax liabilities:
Equity in earnings of equity method investments and subsidiaries	~~W~~	298,388	~~W~~	253,231
Reserve for special repairs		62,422		82,982
Accrued income		—		2,313
Reserve for technology developments		2,612		303,756
Capitalized repairs		128		433
Capitalized costs		76,490		95,011
Gain on available-for-sale securities		74,222		364,373

Total gross deferred tax liabilities	~~W~~	514,262	~~W~~	1,102,099

Net deferred tax assets (liabilities)	~~W~~	68,968	~~W~~	(691,880)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(b)	Comprehensive income

Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to owners,

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2008, 2007 and 2006 is summarized as follows:

	2008		2007		2006
	(In millions of Korean won)

Net income in accordance with U.S. GAAP	~~W~~	4,105,890	~~W~~	3,565,047	~~W~~	3,407,795
Other comprehensive income, net of tax:
Foreign currency translation adjustments		405,466		74,982		(51,838)
Change in a fair value of a derivative instrument		(6,004)		(4,034)		—
Unrealized gains (losses) on investments		(933,578)		521,124		351,307
Reclassification adjustment for losses (gains) included in income		4		(658)		43,135

Comprehensive income, in accordance with U.S. GAAP	~~W~~	3,571,778	~~W~~	4,156,461	~~W~~	3,750,399

Accumulated other comprehensive income as of December 31, 2008, 2007 and 2006, is summarized as follows:

			Change in Fair		Unrealized Gains		Accumulated
	Foreign Currency		Value of a		(Losses) on		Other
	Translation		Derivative		Investment		Comprehensive
	Adjustments		Instrument		Securities		Income
	(In millions of Korean won)

Balance, December 31, 2005	~~W~~	4,386	~~W~~	—	~~W~~	261,253	~~W~~	265,639
Foreign currency translation adjustments, net of tax ~~W~~19,663 million		(51,838)		—		—		(51,838)
Unrealized gains on investments, net of tax ~~W~~(147,661) million		—		—		351,307		351,307
Add: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~(16,362) million		—		—		43,135		43,135

Current period change		(51,838)		—		394,442		342,604

Balance, December 31, 2006	~~W~~	(47,452)	~~W~~	—	~~W~~	655,695	~~W~~	608,243
Foreign currency translation adjustments, net of tax ~~W~~(28,441) million		74,982		—		—		74,982
Change in fair value of a derivative instrument, net of ~~W~~1,530 million		—		(4,034)		—		(4,034)
Unrealized gains on investments, net of tax ~~W~~(197,667) million		—		—		521,124		521,124
Add: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~249 million		—		—		(658)		(658)

Current period change		74,982		(4,034)		520,466		591,414

Balance, December 31, 2007	~~W~~	27,530	~~W~~	(4,034)	~~W~~	1,176,161	~~W~~	1,199,657
Foreign currency translation adjustments, net of tax ~~W~~(153,797) million		405,466		—		—		405,466
Change in fair value of a derivative instrument, net of tax ~~W~~2,277 million		—		(6,004)		—		(6,004)
Unrealized loss on investments, net of tax ~~W~~354,115 million		—		—		(933,578)		(933,578)
Add: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~(1) million		—		—		4		4

Current period change		405,466		(6,004)		(933,574)		(534,112)

Balance, December 31, 2008	~~W~~	432,996	~~W~~	(10,038)	~~W~~	242,587	~~W~~	665,545

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c)	Fair Value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(i) Cash and cash equivalents, short-term financial instruments, trading securities, trade accounts and notes receivable, loans receivable, trade accounts and notes payable, and short-term borrowings

The carrying amount approximates fair value due to the short-term nature of those instruments.

(ii) Investment Securities

The fair value of market-traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments.

(iii) Derivative financial instruments

All derivatives are recognized on the consolidated balance sheets at fair value based on quoted market prices, dealer or counterparty quotes, where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value.

(iv) Long-Term loans and trade accounts and notes receivable

Long-term loans and trade accounts and notes receivable are reported net of specific and general provisions for impairment as well as present value discount factor. As a result, the fair values of long-term loans and trade accounts and notes receivable approximate their carrying values.

(v) Long-Term debt

The fair value of long-term debt is based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar maturities.

The estimated fair values of the Company’s financial instruments stated under U.S. GAAP as of December 31, 2008 and 2007 are summarized as follows:

	2008				2007
	Carrying		Fair		Carrying		Fair
	Amount		Value		Amount		Value
	(In millions of Korean won)

Cash and cash equivalents	~~W~~	2,490,264	~~W~~	2,490,264	~~W~~	1,292,581	~~W~~	1,292,581
Short-term financial instruments		1,827,450		1,827,450		1,743,079		1,743,079
Trading securities		1,238,261		1,238,261		1,286,939		1,286,939
Trade accounts and notes receivable and others		6,626,560		6,626,560		4,371,965		4,371,965
Investments Securities, including current portion
Marketable securities		2,917,595		2,917,595		3,888,043		3,888,043
Not practicable		2,165,702		—		1,441,335		—
Short-term borrowings		3,254,355		3,254,355		1,572,020		1,572,020
Long-term debt, including current portion		7,666,004		7,535,074		3,789,889		3,808,261

(d)  Fair Value of assets and liabilities

The Company’s financial assets and liabilities are valued utilizing the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

identical or comparable assets or liabilities. SFAS 157, “Fair value measurements”, describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value which are the following:

•	Level 1— Quoted prices in active exchange markets involving identical assets or liabilities.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs for the asset or liability, either directly or indirectly, and management assessments and inputs using a binomial lattice model as the valuation technique.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with FAS 157 as of December 31, 2008:

	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)

Assets
Trading securities	~~W~~	1,236,185	~~W~~	—	~~W~~	—	~~W~~	1,236,185
Investments Securities		2,917,595		—		—		2,917,595
Derivatives		—		134,307		—		134,307
Liabilities
Derivatives		—		276,542		—		276,542

(e)  Intangible assets

The estimated aggregated amortization expenses for each of the next five fiscal years under U.S.GAAP are as follows:

Period	Amount
	(In millions of Korean won)

2009	~~W~~	51,380
2010		43,115
2011		29,928
2012		16,743
2013		2,370

	~~W~~	143,536

(f)  Minority interest

Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

(g)	Classification differences in the Consolidated Statements of Income

Certain income and expense items in the Company’s consolidated statements of income including: (i) gains and losses on disposal of property, plant and equipment; (ii) impairment of property, plant and equipment; (iii) gains on recovery of allowance for doubtful accounts; (iv) other bad debt expenses; (v) reversal of stock compensation expense; (vi) donations; (vii) impairment of intangible assets; (viii) and provision for early retirement benefits have been classified as non-operating under Korean GAAP and excluded from the determination of operating income. Under U.S. GAAP, the above noted income and expense items would be included in the determination of operating

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

income. After reclassification of those items, operating income under U.S. GAAP would be ~~W~~7,092,851 million and ~~W~~4,990,642 million and ~~W~~4,306,707 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(h)	Consolidated statement of cash flows

Under both Korean GAAP and U.S. GAAP, cash flows are classified under operating activities, investing activities and financing activities.

Under U.S. GAAP, cash flows related to purchases and sales of trading securities are classified as cash flows from operating activities. However, under Korean GAAP, they are classified as cash flows from investing activities. Net cash flows from purchases and sales of trading securities are ~~W~~(49,390) million, ~~W~~891,032 million and ~~W~~806,341million for the years ended December 31, 2008, 2007 and 2006, respectively.

Components of “Others” financing activities

“Others” financing activities disclosed within the Korean GAAP Consolidated Statements of cash flows are comprised of the following:

	2008		2007		2006
	(In millions of Korean won)

Proceeds from other current liabilities	~~W~~	—	~~W~~	—	~~W~~	88,907
Dividends paid to minority shareholders		(21,936)		(13,765)		(7,530)
Issuance of new shares by subsidiaries		71,448		1,996		67,431
Additional acquisition of interest of subsidiaries(*)		(302,319)		(142,778)		(42,165)
Proceeds from disposal of interest of subsidiaries		—		11,338		—

Total	~~W~~	(252,807)	~~W~~	(143,209)	~~W~~	106,643

(*)	Additional acquisition of minority interests in a subsidiary is classified as investing activities under U.S. GAAP, while it is required to be classified as financing activities under Korean GAAP.

(i)	Significant Risks and Uncertainties

Recent difficulties affecting global financial sectors, adverse conditions and volatility in worldwide credit and financial markets and general weakness of global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Accordingly, the conditions of major Korean steel consuming industries, such as automobile and shipbuilding and construction, could have adverse effect on the Company’s results of operation as domestic sales are approximately 64% of total sales of the Company.

Also, fluctuation of foreign exchange rate on foreign currency denominated liabilities of the Company, such as debentures and long-term borrowings, could affect the financial condition and results of operation of the Company.

34.	Recent Accounting Pronouncements

U.S. GAAP

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an

POSCO and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” (FSP No. 133-1 and FIN 45-4). FSP No. 133-1 and FIN 45-4 amends Statement No. 133 by requiring disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. Additionally, FIN 45-4 is amended to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend Statement No. 133 and FIN 45-4 are effective for reporting periods ending after November 15, 2008. The FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” to be any reporting period beginning after November 15, 2008. The Company is in the process of evaluating the impact that FSP No. 133-1 and FIN 45-4 may have on the consolidated financial statements.

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

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/
Chung, Joon-Yang
Name:     Chung, Joon-Yang

Title:	Chief Executive Officer and Representative Director

Date: June 29, 2009

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously