Form 20-F
period 2009-12-31
POSCO
filed 2010-06-25
CIK 889132

As filed with the Securities and Exchange Commission on June 25, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Choi, Dong-Min
POSCO Center, 892 Daechi-4-dong, Gangnam-gu,
Seoul, Korea 135-777
Telephone: +82-2-3457-0975; E-mail: dmchoi@posco.com; Facsimile: +82-2-3457-1982
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one-fourth of one share of common stock	New York Stock Exchange, Inc.
Common Stock, par value Won 5,000 per share *	New York Stock Exchange, Inc. *
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
As of December 31, 2009, there were 77,032,878 shares of common stock, par value Won 5,000 per share, outstanding
(not including 10,153,957 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.
“ADR depositary”	The Bank of New York Mellon.
“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.
“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.
“Commercial Code”	Commercial Code of the Republic of Korea.
“common stock”	Common stock, par value Won 5,000 per share, of POSCO.
“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.
“Dollars,” “$” or “US$”	The currency of the United States of America.
“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.
“Government”	The government of the Republic of Korea.
“IFRS”	International Financial Reporting Standards.
“Yen” or “JPY”	The currency of Japan.
“Korea”	The Republic of Korea.
“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.
“Gwangyang Works”	Gwangyang Steel Works.
“We”	POSCO and its consolidated subsidiaries.
“Pohang Works”	Pohang Steel Works.
“Securities Act”	The United States Securities Act of 1933, as amended.
“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.
“SEC”	The United States Securities and Exchange Commission.
“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.
“U.S. GAAP”	Generally accepted accounting principles in the United States of America.
“Won” or “~~W~~”	The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Managers and Advisors

Item 1.A.	Directors and Senior Management

Not applicable

Item 1.B.	Advisers

Not applicable

Item 1.C.	Auditors

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 2.A.	Offer Statistics

Not applicable

Item 2.B.	Method and Expected Timetable

Not applicable

Item 3.	Key Information

Item 3.A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in certain significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2005		2006		2007		2008		2009		2009 (10)
	(In billions of Won and millions of dollars, except per share data)

Korean GAAP:
Sales (1)	~~W~~	26,302	~~W~~	25,842	~~W~~	31,608	~~W~~	41,743	~~W~~	36,855	US$	31,565
Cost of goods sold (2)		18,767		19,897		24,903		32,562		31,037		26,582
Selling and administrative expenses		1,451		1,556		1,785		2,006		1,949		1,670
Operating income		6,083		4,389		4,920		7,174		3,868		3,313
Interest expense		149		183		240		345		532		456
Foreign currency transaction and translation gains (losses), net		159		99		(19)		(940)		366		313
Donations		153		155		197		143		129		110
Income tax expenses		1,474		922		1,274		1,734		536		459
Net income		4,007		3,353		3,678		4,350		3,242		2,777
Net income attributable to controlling interest		4,022		3,314		3,559		4,379		3,218		2,756
Net income attributable to non-controlling interest		(15)		39		119		(29)		24		(21)
Basic and diluted earnings per share of common stock (3)		50,790		42,115		46,854		58,002		41,982		35,956
Dividends per share of common stock		8,000		8,000		10,000		10,000		8,000		6,852
U.S. GAAP (4):
Operating income	~~W~~	5,671	~~W~~	4,259	~~W~~	4,967	~~W~~	7,129	~~W~~	3,712	US$	3,179
Net income		4,097		3,432		3,677		4,084		3,609		3,091
Net income attributable to controlling interest		4,102		3,408		3,565		4,106		3,567		3,055
Net income (loss) attributable to non-controlling interest		(5)		24		112		(22)		42		36
Basic and diluted earnings per share of common stock		51,789		43,304		46,938		54,387		46,534		40

BALANCE SHEET DATA

	As of December 31,
	2005		2006		2007		2008		2009		2009 (10)
	(In billions of Won and millions of dollars, except per share data)

Korean GAAP:
Working capital (5)	~~W~~	5,759	~~W~~	7,155	~~W~~	7,769	~~W~~	11,188	~~W~~	11,359	US$	9,729
Property, plant and equipment, net (6)		12,272		14,643		15,582		18,069		21,840		18,705
Total assets (6)		27,507		31,149		36,275		46,961		50,312		43,090
Long-term debt (7)(8)(9)		1,131		2,726		3,306		6,896		8,230		7,049
Capital stock		482		482		482		482		482		413
Total shareholders’ equity (6)		19,874		22,402		25,118		28,344		31,664		27,119
U.S. GAAP (4):
Property, plant and equipment, net	~~W~~	12,420	~~W~~	14,860	~~W~~	15,836	~~W~~	18,328	~~W~~	22,195	US$	19,009
Total assets		27,525		31,208		36,349		47,208		51,074		43,742
Total equity		19,881		22,447		25,171		28,419		32,057		27,455

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 26 of Notes to Consolidated Financial Statements for method of calculation.

(4)	A description of the significant differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are provided in detail in Note 31 of Notes to Consolidated Financial Statements.

(5)	“Working capital” means current assets minus current liabilities.

(6)	Reflects revaluations of assets permitted under Korean law.

(7)	Net of current portion and discount on debentures issued.

(8)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Exchange Rate Fluctuations” and Note 23 of Notes to Consolidated Financial Statements.

(9)	Monetary assets and liabilities denominated in foreign currencies are translated into Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 28 of Notes to Consolidated Financial Statements.

(10)	Translated into U.S. Dollars at the rate of Won 1,167.6 to US$1.00, the market average exchange rate, announced by Seoul Money Brokerage Services, Ltd., on December 31, 2009. This translation should not be construed as a representation that the Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

	At End
Period	of Period	Average Rate (1)	High	Low
	(Per US$1.00)

2005	1,013.8	1,024.2	1,060.3	998.2
2006	929.6	956.1	1,031.0	918.0
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010 (through June 24)	1,188.2	1,152.3	1,261.5	1,104.0
January	1,156.5	1,138.8	1,167.6	1,119.8
February	1,158.4	1,157.1	1,172.6	1,142.7
March	1,130.8	1,137.6	1,160.2	1,129.5
April	1,115.5	1,117.1	1,132.5	1,104.0
May	1,200.2	1,163.1	1,255.1	1,108.5
June (through June 24)	1,188.2	1,215.2	1,261.5	1,176.7

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

The global economic downturn in recent years has reduced worldwide demand for steel products and adversely affected our profitability. While the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and improvement, there can be no assurance that such recovery will continue.

Difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The global economic downturn in recent years has had a pronounced negative effect on the global demand for steel products and their prices. While the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain.

In response to sluggish demand from our customers in industries adversely impacted by the deteriorating global economic conditions in the second half of 2008, such as automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first quarter of 2009. Signs that the pace of deterioration in market conditions had slowed began to appear in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, showed signs of recovery starting in the second quarter of 2009. In response, we began to incrementally increase our crude steel production starting in April 2009 and our production level normalized in the second half of 2009. Prices of our steel products also gradually recovered starting in the third quarter of 2009. However, there can be no assurance that such recovery will continue, and we may decide to adjust our future crude steel production or our sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. Deterioration of market conditions may result in changes in assumptions underlying the carrying value of certain assets, which in turn could result in impairment of such assets, including intangible assets such as goodwill. We expect fluctuation in demand for our steel products to continue to prevail at least in the near future, which may adversely affect our business, results of operations or financial condition.

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. In addition, Korea is our most important market, accounting for 62.6% of our total sales volume of steel products in 2009. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Dollar or Japanese Yen exchange rates or revaluation of the Chinese renminbi), interest rates or stock markets;

•	continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

Our export sales and overseas sales to customers abroad accounted for 37.4% of our total sales volume of steel products in 2009. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 65.8% of our total export sales volume for steel products in 2009, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

The Won has fluctuated significantly against major currencies in recent years. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., depreciated from Won 938.2 to US$1.00 as of December 31, 2007 to Won 1,573.6 to US$1.00 as of March 3, 2009 but appreciated to W1,167.6 to US$1.00 as of December 31, 2009. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., was Won 1,188.2 to US$1.00 on June 24, 2010. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 56.1% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2009;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. In 2009, POSCO imported approximately 41.7 million dry metric tons of iron ore and 21.7 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and China. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was $98 in 2007, $300 in 2008 and $129 in 2009. The average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 60% content) was $48.30 in 2007, $86.80 in 2008 and

$58.20 in 2009. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

Excess capacity and oversupply in the global steel industry may adversely affect our profitability.

In recent years, driven in part by strong growth in steel consumption in the developing world, particularly in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In addition, Chinese steel exports may have a significant impact on steel prices in markets outside of China, including Korea.

The increased production capacity, combined with a decrease in demand due to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy is prolonged or demand from developing countries that have experienced significant growth in the past several years does not meet the recent growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

Disruptions in global credit and financial markets and the resulting governmental actions around the world could have a material adverse impact on our ability to meet our funding needs, and could cause the market value of our securities to decline.

In recent years, disruptions and volatility in the global financial markets have resulted in increases in credit spreads and limitations on the availability of credit. Starting in mid-2007, credit markets in the United States began experiencing difficult conditions and increased volatility, which in turn adversely affected worldwide financial markets. Adverse conditions in the global credit and financial markets were further exacerbated in 2008 by the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a reduction in price transparency in the U.S. and global financial markets.

In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets and stimulate the economy, including the provision of direct and indirect assistance to distressed financial institutions. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece and other countries in southern Europe, are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. In addition, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. Adverse conditions and uncertainty surrounding the Korean and global economies and financial markets may have a material adverse effect on our business and our ability to meet our funding needs, as well as negatively affect the market prices of the ADSs.

Consolidation and new market entrants in the global steel industry may increase competition.

In recent years, there has been a trend toward industry consolidation among our competitors. For example, consolidation of Mittal and Arcelor in 2006 has created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal and new market entrants, especially from China and India, have resulted in significant price competition and may result in declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Competition from steel substitute materials may reduce demand for steel products.

Steel competes with other natural and synthetic materials that may be used as steel substitutes, such as aluminum, cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials instead of steel, whether for environmental or other reasons, as well as the development of attractive alternative substitutes for steel products, may reduce demand for steel products and adversely affect our business, results of operations or financial condition.

Expansion of our production operations abroad is important to our long-term success, and our limited experience in the operation of our business outside Korea increases the risk that our international expansion efforts will not be successful.

We conduct international trading and construction operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our production operations internationally by carefully seeking out promising investment opportunities, particularly in China, India and Southeast Asia, in part to prepare for the eventual maturation of the Korean steel market. We may enter into joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

From time to time, we may selectively acquire or invest in companies or businesses that may complement our business. In order to finance these acquisitions, we intend to use cash on hand, funds from operations, issuances of equity and debt securities, and, if necessary, financings from banks and other sources as well as entering into consortiums with financial investors. However, no assurance can be given that we will obtain sufficient financing for such acquisitions or investments on terms commercially acceptable to us or at all. We also cannot assure you that such financings and related debt payment obligations will not have a material adverse impact on our financial condition, results of operations or cash flow.

Several of our products have been and may become subject to anti-dumping or countervailing proceedings, which may have an adverse effect on our export sales.

In recent years, several of our products have been subject to anti-dumping or countervailing proceedings, including in the United States, the European Union and China. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets may have a material adverse effect on our exports to these regions in the future. Our export sales and overseas sales to customers in the United States, Europe and China accounted for 16.5% of our total sales volume of steel products in 2009. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

Cyclical fluctuations based on macroeconomic factors may adversely affect POSCO E&C’s business and performance.

In order to complement our steel operations, we engage in engineering and construction activities through POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), an 89.5%-owned subsidiary. The engineering and construction segment, which accounted for approximately 10.6% of our consolidated sales in 2009, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, results of operations or financial condition.

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

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of deteriorating conditions in the Korean economy. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. While the Korean real estate market has steadily recovered since the second half of 2009, there can be no assurance that declines in demand or prices will not take place in the Korean real estate market in the future or that a slowdown of the Korean real estate market will not have a material adverse effect on POSCO E&C’s business, results of operations or financial condition.

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

From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. For example, in May 2010, we were selected as the preferred bidder for a 68% interest in Daewoo International Corporation, a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy development projects. Daewoo International had total revenues of Won 11,544 billion in 2009, total net income of Won 131 billion in 2009 and total assets of Won 4,695 billion as of December 31, 2009. Daewoo International Corporation has invested in a portfolio of energy exploration and production projects, including oil and gas projects located in Peru, Oman, Vietnam, Myanmar, Uzbekistan and Russia, as well as mineral projects located in Australia, Bolivia and Madagascar. Daewoo International Corporation also holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share. Our final decision to purchase the controlling interest is subject to satisfactory completion of additional due diligence of the company.

Our ability to implement our overall diversification strategy will depend on a variety of factors, some of which are beyond our control, including the availability of qualified engineers and personnel, establishment of new relationships and expansion of existing relationships with various customers and suppliers, procurement of necessary technology and know-how to engage in such businesses and access to investment capital at reasonable costs. No assurance can be given that our diversification strategy can be completed profitably.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party multi-lateral talks with Korea, the United States, China, Japan and Russia to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. On May 25, 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. Such developments may further aggravate social and political tensions within North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Government formally accused North Korea of causing the sinking and is seeking United Nations Security Council sanctions for the act. North Korea has threatened retaliation for any attempt to punish it for the act.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts break down, or military hostilities occur, could have a material adverse effect on our operations and the market value of the ADSs.

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

Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 892 Daechi-4-dong, Gangnam-gu, Seoul, Korea, and our telephone number is (822) 3457-0975.

Item 4.B.	Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production in 2009. We produced approximately 31.7 million tons of crude steel in 2009, a substantial portion of which was produced at Pohang Works and Gwangyang Works. Currently, Pohang Works has an annual crude steel and stainless steel production capacity of 15.0 million tons, and Gwangyang Works has an annual crude steel production capacity of 18.0 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market, with domestic sales accounting for 62.6% of our total sales volume of steel products in 2009. We believe that we had an overall market share of approximately 42.8% of the total sales volume of steel products sold in Korea in 2009. Our export sales and overseas sales to customers abroad in 2008 and 2009 accounted for 31.7% and 37.4% of our total sales volume of steel products, respectively. Our major export market is Asia, with China accounting for 33.8%, Japan 10.9% and the rest of Asia 21.1% of our total steel export sales volume in 2009.

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

We seek to strengthen our competitiveness and pursue growth through the following core business strategies:

Continue to Seek Growth Opportunities in the Steel Sector

We carefully seek out promising investment opportunities abroad, primarily in China, India, Southeast Asia and Mexico, in part to prepare for the eventual maturation of the Korean steel market. We believe that China, India, Southeast Asia and Mexico will continue to offer substantial growth opportunities, and we plan to selectively seek investment opportunities and expand our production base in these countries.

For example, we are in the process of obtaining regulatory approvals from the Indian Government for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. In Vietnam, we completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production in October 2009. In Mexico, we completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production in June 2009 to produce automotive steel sheets to supply automotive manufacturers in Mexico, Southeastern United States and South America.

We are also building a global distribution network of supply chain management centers to provide processing and logistics services and more effectively respond to changes in consumer trends in the global steel market. In 2009, we operated 42 supply chain management centers worldwide that recorded aggregate sales of 2.6 million tons of steel products. We plan to continue expanding our global network of supply chain management centers. In Korea, we plan to continue to expand our production facilities and upgrade our facilities that utilize advanced manufacturing technologies, and we plan to enhance the quality of our products through continued modernization and rationalization of our facilities.

Maintain Technology Leadership

As part of our strategy, we have identified core products that we plan to further develop, such as premium automotive steel sheets, silicon steel and API-grade steel, and we will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our products. In order to increase our competitiveness, we plan to make additional investments in the development of new manufacturing technologies, such as FINEX, strip casting, endless rolling and environment-friendly manufacturing processes. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sintering and coking plants, as well as reducing operating and raw material costs. We also plan to accelerate development of other advanced technologies, such as strip casting that directly casts coils from liquid steel and a rolling process that rolls hot rolled coils up to 40 slabs at a time. We plan to further devote additional resources into our research and development efforts and increase the proportion of our sales of higher margin, higher value-added products.

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

POSCO Power Corporation, our wholly-owned subsidiary that is the largest private power generation company in Korea, completed construction of a fuel cell manufacturing plant with an annual production capacity of 50 megawatts in Pohang in 2008 with the objective of enhancing the company’s ability to meet the growing demands for clean and renewable energy. Through POSCO ICT Co., Ltd., a 61.9%-owned subsidiary, we also engage in information and technology consulting services as well as automation and system integration engineering services. POSCO E&C, our consolidated subsidiary in which we hold an 89.5% interest, is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering.

In May 2010, we were also selected as the preferred bidder for a 68% interest in Daewoo International Corporation, a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy development projects. Daewoo International had total revenues of Won 11,544 billion in 2009, total net income of Won 131 billion in 2009 and total assets of Won 4,695 billion as of December 31, 2009. Daewoo International Corporation has invested in a portfolio of energy exploration and production projects, including oil and gas projects located in Peru, Oman, Vietnam, Myanmar, Uzbekistan and Russia, as well as mineral projects located in Australia, Bolivia and Madagascar. Daewoo International Corporation also holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share. Our final decision to purchase the controlling interest is subject to satisfactory completion of additional due diligence of the company.

We will continue to selectively seek opportunities to identify new growth engines and diversify our operations.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007		2008		2009
	Billions of		Billions of		Billions of		Billions of		Billions of
Steel Products	Won	%	Won	%	Won	%	Won	%	Won	%

Hot rolled products	5,877	25.0	4,650	20.8	4,495	16.1	6,950	19.4	5,907	18.8
Plates	2,253	9.6	2,380	10.7	2,847	10.2	4,710	13.2	4,336	13.8
Wire rods	1,528	6.5	1,243	5.6	1,458	5.2	2,236	6.2	2,078	6.6
Cold rolled products	7,527	32.0	6,765	30.3	8,672	31.1	11,751	32.8	10,151	32.3
Silicon steel sheets	688	2.9	681	3.0	1,105	4.0	1,613	4.5	1,522	4.8
Stainless steel products	4,543	19.3	5,751	25.8	8,268	29.7	7,271	20.3	6,160	19.6
Others	1,132	4.7	859	3.8	1,003	3.7	1,305	3.6	1,313	4.2

Total	23,547	100.0	22,329	100.0	27,848	100.0	35,836	100.0	31,467	100.0

	For the Year Ended December 31,
	2005		2006		2007		2008		2009
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	10,330	33.2	9,604	31.0	8,221	25.6	8,684	25.9	8,009	25.8
Plates	3,193	10.3	3,615	11.7	3,926	12.2	4,853	14.5	4,555	14.7
Wire rods	2,366	7.6	2,153	6.9	2,222	6.9	2,524	7.5	2,414	7.8
Cold rolled products	10,468	33.6	10,864	35.1	12,146	37.8	12,736	38.0	11,249	36.2
Silicon steel sheets	737	2.4	686	2.2	934	2.9	1,049	3.1	915	2.9
Stainless steel products	1,919	6.2	2,260	7.3	2,694	8.4	2,060	6.1	2,280	7.3
Others	2,100	6.7	1,802	5.8	1,967	6.2	1,616	4.8	1,632	5.3

Total	31,115	100.0	30,984	100.0	32,110	100.0	33,522	100.0	31,054	100.0

The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 1.0 million tons in 2005, 0.8 million tons in 2006, 1.0 million tons in 2007, 0.9 million tons in 2008 and 0.5 million tons in 2009, accounting for Won 807 billion in 2005, Won 470 billion in 2006, Won 623 billion in 2007, Won 799 billion in 2008 and Won 396 billion in 2009, respectively.

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

Our deliveries of hot rolled products amounted to 8.0 million tons in 2009, representing 25.8% of our total sales volume of steel products. The Korean market accounted for 5.2 million tons or 65.3% of our hot rolled product sales in 2009, representing a domestic market share of approximately 40%. The largest customers of our hot rolled products are downstream steelmakers in Korea who use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute one of our two largest product categories in terms of sales volume and the third largest product category in terms of revenue. In 2009, our sales volume of hot rolled products decreased by 7.8% compared to 2008 primarily due to a decrease in demand from downstream steelmakers in Korea.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates amounted to 4.6 million tons in 2009, representing 14.7% of our total sales volume of steel products. The Korean market accounted for 4.2 million tons or 91.2% of our plate sales in 2009, representing a domestic market share of approximately 35%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2009, our sales volume of plates decreased by 6.1% compared to 2008 primarily due to a decrease in demand from the shipbuilding industry. Although new orders for vessels decreased significantly since the global economic downturn, demand from the shipbuilding industry remained relatively stable in 2009 due to the industry’s backlog of shipbuilding orders.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods amounted to 2.4 million tons in 2009, representing 7.8% of our total sales volume of steel products. The Korean market accounted for 1.7 million tons or 69.7% of our wire rod sales in 2009, representing a domestic market share of approximately 60%. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2009, our sales volume of wire rods decreased by 4.4% compared to 2008 primarily due to a decrease in demand from the automotive industry.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products amounted to 11.2 million tons in 2009, representing 36.2% of our total sales volume of steel products. The Korean market accounted for 5.9 million tons or 52.4% of our cold rolled product sales in 2009, representing a domestic market share of approximately 55%.

Cold rolled products constitute our largest product category in terms of sales volume and revenue. Prior to the global economic downturn, sales of cold rolled products experienced growth due to an increase in demand from the automotive industry. However, our sales volume of cold rolled products in 2009 decreased by 11.7% compared to our sales volume in 2008 primarily due to a decrease in demand from the automotive industry in the first quarter of 2009, which subsequently showed recovery starting in the second quarter of 2009.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets amounted to 915 thousand tons in 2009, representing 2.9% of our total sales volume of steel products. The Korean market accounted for 338 thousand tons or 36.9% of our silicon steel sheet sales in 2009, representing a domestic market share of approximately 95%.

In 2009, our sales volume of silicon steel sheets decreased by 12.8% compared to 2008 due to a decrease in demand from manufacturers of power transformers and generators.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products amounted to 2.3 million tons in 2009, representing 7.3% of our total sales volume of steel products. The Korean market accounted for 0.8 million tons or 34.5% of our stainless steel product sales in 2009, representing a domestic market share of approximately 60%.

Stainless steel products constitute our second largest product category in terms of revenue. Although sales of stainless steel products accounted for only 7.3% of our total sales volume in 2009, they represented 19.6% of our total revenues from sales of steel products in 2009. Our sales volume of stainless steel products increased by 10.7% in 2009 compared to 2008 due to an increase in demand from the automotive industry and the household goods industry.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 62.6% of our total sales volume of steel products in 2009. Our export sales and overseas sales to customers abroad represented 37.4% of our total sales volume of steel products in 2009. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

The total Korean market for steel products amounted to 45.4 million tons in 2009. We sold a total of 19.4 million tons of steel products in Korea in 2009, maintaining an overall domestic market share of approximately 42.8% for such period.

The table below sets out sales of steel products in Korea for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007		2008		2009
	Thousands		Thousands		Thousands		Thousands		Thousands
Source	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’s sales	22,880	48.5	20,991	42.3	21,256	38.6	22,912	39.1	19,447	42.8
Other Korean steel companies’ sales	15,957	33.9	18,052	36.4	21,224	38.5	20,658	35.3	16,931	37.3
Imports (1)	8,287	17.6	10,591	21.3	12,628	22.9	15,002	25.6	9,033	19.9

Total domestic sales (1)	47,124	100.0	49,634	100.0	55,108	100.0	58,572	100.0	45,411	100.0

(1)	Source: 2009 Official Statistics, Korea Iron & Steel Association.

Total sales volume of steel products in Korea increased by 5.3% in 2006, 11.0% in 2007 and 6.3% in 2008 primarily due to an increase in demand from the shipbuilding and automotive industries during such period, but decreased by 22.5% in 2009 in response to sluggish demand from customers in the industries adversely impacted by deteriorating global economic conditions, such as the automotive and construction industries.

From 2005 to 2008, our domestic sales volume decreased from 22.9 million tons in 2005 to 21.0 million tons in 2006 but increased to 22.9 million tons in 2008, in part due to our efforts to increase export sales volume from 2005 to 2006 due to more favorable prices overseas as well as an increase in demand from overseas for our high value added products during such periods. In 2009, our domestic sales volume decreased to 19.4 million tons principally due to the weak demand for steel products in certain key industries such as the automotive and construction industries. Our market share decreased from 48.5% in 2005 to 38.6% in 2007 before rebounding to 39.1% in 2008 and further increasing to 42.8% in 2009.

Domestic sales volume of other Korean steel companies, such as Hyundai Steel Co., Ltd. and Dongbu Steel Co., Ltd., increased from 16.0 million tons in 2005 to 21.2 million tons in 2007 primarily due to an increase in their production capacity, and the aggregate market share of other Korean steel companies increased from 33.9% in 2005 to 38.5% in 2007. In 2008, in part due to our decision to sell a greater portion of our sales volume to consumers in Korea due to more favorable domestic prices, domestic sales volume of other Korean steel producers decreased by 2.7% to 20.7 million tons and their aggregate market share decreased to 35.3%. In 2009, domestic sales volume of other Korean steel producers further decreased by 18.0% to 16.9 million tons in 2009 as the general demand for steel products decreased in response to the economic downturn in Korea in the first half of 2009.

In recent years, domestic consumers of steel products have also relied on imports from foreign competitors, primarily from China and Japan. Import volume of steel products steadily increased from 8.3 million tons in 2005 to 15.0 million tons in 2008, resulting in an increase in their aggregate domestic market share from 17.6% in 2005 to 25.6% in 2008. However, due to the global economic downturn, import volume of steel products decreased by 39.8% to 9.0 million tons of steel products in 2009, resulting in a decrease in market share to 19.9%.

We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

Exports

Our export sales and overseas sales to customers abroad represented 37.4% of our total sales volume of steel products in 2009, 65.8% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of sales volume increased by 9.4% to 11.6 million tons in 2009. In response to weak domestic demand for steel products in the first half of 2009, we strategically focused on increasing our sales to customers abroad in 2009. The tables below set out our export sales and overseas sales to customers abroad in terms of sales volume of steel products by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007		2008		2009
	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	2,640	32.1	2,524	25.3	3,186	29.4	2,551	24.0	3,928	33.8
Japan	1,843	22.4	1,959	19.6	2,137	19.7	1,953	18.4	1,264	10.9
Asia (other than China and Japan)	1,636	19.9	1,895	19.0	2,112	19.5	2,332	22.0	2,449	21.1
North America	761	9.2	963	9.6	756	7.0	760	7.2	742	6.4
Europe	34	0.4	318	3.2	546	5.0	510	4.8	463	4.0
Others	1,320	16.0	2,335	23.3	2,117	19.4	2,504	23.6	2,761	23.8

Total	8,234	100.0	9,994	100.0	10,854	100.0	10,610	100.0	11,608	100.0

	For the Year Ended December 31,
	2005		2006		2007		2008		2009
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	1,960	23.8	2,477	24.8	1,531	14.1	2,018	19.0	2,776	23.9
Plates	229	2.8	228	2.3	231	2.1	206	1.9	401	3.5
Wire rods	333	4.1	498	5.0	502	4.6	605	5.7	731	6.3
Cold rolled products	4,142	50.3	4,774	47.8	6,186	57.0	5,775	54.4	5,359	46.2
Silicon steel sheets	262	3.2	369	3.7	511	4.7	576	5.4	577	5.0
Stainless steel products	1,032	12.5	1,245	12.4	1,695	15.6	1,203	11.3	1,494	12.9
Others	276	3.3	403	4.0	198	1.9	227	2.3	270	2.3

Total	8,234	100.0	9,994	100.0	10,854	100.0	10,610	100.0	11,608	100.0

The table below sets out our total sales, including non-steel sales, by geographical location of customers for the periods indicated.

	For the Year Ended December 31,
Geographical Location of Customers	2007		2008		2009
	(In billions of Won)

Korea	~~W~~	19,970	~~W~~	26,887	~~W~~	22,529
China		4,504		4,876		5,049
Asia (other than China and Japan)		2,042		3,139		2,899
Japan		1,742		2,044		1,387
North America		732		801		752
Other		2,618		3,996		4,239

Total		31,608		41,743		36,855

The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

The table below sets out the world’s apparent crude steel use for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009

Apparent crude steel use (million metric tons)	1,113	1,178	1,250	1,197	1,121
Percentage of annual increase (decrease)	2.0%	5.8%	6.1%	(4.2)%	(6.3)

Source: World Steel Association.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economies have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Such developments have weakened global demand in steel consumption. The World Steel Association forecasts that global apparent crude steel use is expected to increase by 10.7% to 1,241 million metric tons in 2010 after declining by 6.3% (1,121 million metric tons) in 2009.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to increase from 1,483 million tons in 2008 to 1,543 million tons in 2009 and expects the production capacity to increase slightly in 2010. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy is prolonged or demand from developing countries that have experienced significant growth in the past several years does not meet the recent growth in production capacity.

We distribute our export products mostly through Korean trading companies and our overseas sales subsidiaries. Our largest export market in 2009 was China, which accounted for 33.8% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to China are cold rolled products and stainless steel products. Our exports to China amounted to 3.2 million tons in 2007, 2.6 million tons in 2008 and 3.9 million tons in 2009. Our sales volume to China decreased by 19.9% in 2008 due to weak market conditions in the second half of 2008. Our exports to China rebounded and increased by 54.0% in 2009 primarily due to a strong increase in demand from Chinese customers in 2009. Our exports to Japan increased from 2.0 million tons in 2006 to 2.1 million tons in 2007 primarily due to a general increase in the Japanese market price of our products. Sales volume to Japan decreased by 8.6% to 2.0 million tons in 2008 and further decreased by 35.2% to 1.3 million tons in 2009 as we elected to focus our sales efforts in China and other markets with greater growth opportunities. Sales volume to Asian countries other than China and Japan increased from 2.1 million tons in 2007 to 2.3 million tons in 2008 and further increased to 2.4 million tons in 2009 primarily due to our decision to export more to such countries because of relatively more stable market conditions of the Southeast Asian region compared to China and Japan.

Our sales volume to the United States and Europe remained stable at an aggregate of 1.3 million tons in each of 2007 and 2008, and decreased to 1.2 million tons in 2009. A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. Our sales to UPI were 494 thousand tons in 2007, 519 thousand tons in 2008 and 325 thousand tons in 2009.

Anti-Dumping and Countervailing Proceedings

In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty margin of 0.10% and an anti-dumping duty margin of 0.01% (which is effectively zero pursuant to the de minimis margin rule). Our sales of stainless steel plates are subject to an anti-dumping duty of 1.19% and our sales of stainless steel sheets are subject to an anti-dumping duty of 0.98%.

In China, we are subject to an anti-dumping duty of 11% on our sales of stainless cold rolled steel since December 2000. However, we entered into a suspension agreement in December 2000 with China and agreed to certain price undertakings. Since then, we have been exporting certain types of stainless cold rolled steel products to China that are exempt from such anti-dumping duty.

In India, our sales of stainless cold rolled steel have been subject to an anti-dumping duty ranging from $62.61 per ton to $234.98 per ton starting in November 2009 for a five-year period.

Recently, several countries have initiated anti-dumping investigations and other safeguard proceedings relating to our global sales operation. In Indonesia and Thailand, our sales of hot rolled products are subject to anti-dumping proceedings. Furthermore, Russia has initiated investigations into our sales of stainless steel products.

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

Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors. Our export prices in Dollar terms increased in 2007 and 2008 due to strong overseas demand, particularly from China and Japan, and increase in prices of raw materials such as iron ore and coal. However, we reduced our export prices in late 2008 in response to the intensification of the global financial crisis and continued to reduce our export prices in the first half of 2009. Starting in the third quarter of 2009, our export prices gradually started to recover due to an increase in demand driven by improvement in business confidence and higher level of economic activities as well as a decrease in our inventory level. We may decide to adjust our future sales prices on an on-going basis subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2009, POSCO imported approximately 41.7 million dry metric tons of iron ore and 21.7 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and China.

In 2009, we purchased most of our iron ore and coal imports pursuant to long-term contracts. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts to purchase iron ore and coal generally provide for annual adjustments to the purchase prices to be determined through negotiation between the supplier and us, which are typically retroactively implemented starting on April 1 of each year. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. We typically have an option to increase or decrease the fixed purchase amounts up to 5% or 10% each year. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through acquisition of a minority interest. We purchased approximately 18.3% of our iron ore and coal imports in 2009 from foreign mines in which we have made investments. Our major investments include an investment of A$424 million in July 2008 to acquire a 10% interest in Macarthur Coal Ltd. to secure approximately 1.0 million tons of coal per year. In April 2008, we also invested $200 million in a consortium with Pallinghurst Resources LLP, American Metals & Coal International, Inc. and Investee Limited to pursue various mining opportunities. As the first co-investment by the consortium, we acquired a 13% interest in a manganese project in Kalahari, South Africa, to secure approximately 130 thousand tons of manganese ore per year.

In December 2008, we invested $500 million to acquire a 6.5% interest in Nacional Minérios S.A., an iron ore mining company in Brazil, in a consortium with Japanese steel manufacturers and trading companies. In 2009, we started importing iron ore from the Brazilian venture and we expect to secure approximately 5.0 million tons annually by 2012. In July 2009, we also invested A$7.8 million to acquire a 16.64% interest in Jupiter Mines Ltd. to secure approximately 3.75 million tons of iron ore per year. We also made an initial investment of A$248 million in January 2010 to acquire a 3.75% interest in Roy Hill Holdings Pty., Ltd. We plan to increase our total shareholding interest in Roy Hill Holdings Pty., Ltd. by up to 15% by 2013 to secure approximately 8.25 million tons of iron ore per year. We will continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was $98 in 2007, $300 in 2008 and $129 in 2009. The average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 60% content) was $48.30 in 2007, $86.80 in 2008 and $58.20 in 2009. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia and Japan, as well as Korea. A substantial portion of the requirements for ferrochrome are purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States, European Union and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average price of nickel per ton (including insurance and freight costs) decreased from $37,230 in 2007 to $21,111 in 2008, and further decreased to $14,655 in 2009. The average price of scrap iron per ton (including insurance and freight costs) increased from $330 in 2007 to $462 in 2008 but decreased to $307 in 2009.

In order to secure stable sources of nickel for stainless steel production, we entered into a joint venture in May 2006 with Société Minière du Sud Pacifique S.A. to establish SNNC Co., Ltd. (“SNNC”) a company primarily engaged in nickel smelting. We hold a 49% interest in SNNC and Société Minière du Sud Pacifique S.A., a major mining company based in New Caledonia, holds the remaining 51% interest. SNNC operates a nickel smelting works with a production capacity of 30 thousand tons of nickel per year.

Transportation

Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These dedicated bulk carriers transported approximately 87% of our coal and iron ore in 2009, with the remaining 13% transported by other vessels through chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 15% and 8% of the total cost of such materials in 2009.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. We generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 40% in 2009, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 55% and 60%, respectively, in 2009, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitors in Korea are Hyundai Steel Co., Ltd. with an annual crude steel production of approximately 9.9 million tons and Dongbu Steel Co., Ltd. with an annual crude steel production of approximately 2.8 million tons. Hyundai Steel Co., Ltd. completed construction of an integrated steel mill with an annual capacity of 4 million tons and commenced its operation in January 2010.

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

We established POSCO Specialty Steel Co., Ltd. as a wholly-owned subsidiary in Korea in February 1997. POSCO Specialty Steel produces high-quality steel products for the automotive, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 842 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 673 thousand tons of such products in 2009.

In order to expand our sale of value-added products, we established POSCO Coated and Color Sheet Co., Ltd. by merging a coated steel manufacturer and a color sheet manufacturer in March 1999. POSCO Coated and Color Sheet produces 600 thousand tons a year of both galvanized and aluminized steel sheets widely used in the construction, automotive parts and home appliances industries. POSCO Coated and Color Sheet also produces color sheets with an annual capacity of 350 thousand tons that are mainly used for interior and exterior materials and home appliances.

We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of approximately 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 747 thousand tons of stainless steel products in 2009.

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. Construction of the plant operated by Qingdao Pohang Steel began in April 2003 and became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 152 thousand tons of such products in 2009.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.9 million tons. The cold rolling mill became operational in March 2006 and produced 1.5 million tons of such products in 2009. We currently hold a 25% interest in this joint venture.

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

We entered into an agreement with Nippon Steel Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. We have an 85% interest in the joint venture. We completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production.

In Mexico, we completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production to supply automotive manufacturers in Mexico, Southeastern United States and South America.

In the United States, we entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe to produce American Petroleum Institute-compliant pipes (“API Pipes”) targeting customers in the United States, Canada and Mexico. We hold a 35% interest in the company. US Steel and we each supply 50% of the hot rolled steel required for the production of pipes. In response to weak demand for the API Pipes in recent years, United Spiral Pipe is currently producing non-API Pipes that are used for general construction piling purposes. We started test production of such products in February 2010, and we expect to restart production of API Pipes upon recovery of the market.

In order to secure an alternative sales source for stainless hot rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a 15% interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in 2007.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2009, our 42 supply chain management centers recorded aggregate sales of 2.6 million tons of steel products.

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

In order to make inroads into the power generation business, in 2006 we completed the acquisition of the largest domestic private power generation company that operates a liquefied natural gas combined cycle power plant with total power generation capacity of 1,800 megawatts and renamed it POSCO Power Corporation. In 2008, POSCO Power Corporation commenced construction of a liquefied natural gas combined cycle power plant in Incheon with total power generation capacity of 1,200 megawatts. Construction of the liquefied natural gas combined cycle plant is expected to be completed in 2011. POSCO Power Corporation plans to continue to expand its power generation capacity. In order to meet the increasing demand for clean and renewable sources of energy, POSCO Power Corporation signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in molten carbonate fuel cell technology, pursuant to which POSCO Power Corporation will explore opportunities to expand into the stationary fuel cell market. POSCO Power Corporation completed construction of a fuel cell manufacturing plant with an annual production capacity of 50 megawatts in Pohang in 2008 with the objective of enhancing the company’s ability to meet the growing demands for clean and renewable energy.

In an effort to reduce our dependency on oil and to comply with the carbon emissions regulations of the United Nations Framework Convention on Climate Change, we became the first company in Korea in the private sector to import liquefied natural gas in 2005 and have been using natural gas in lieu of oil for energy generation at our steel production facilities. We constructed the Gwangyang liquefied natural gas receiving terminal, which is equipped with two 100,000 cubic meter storage tanks. In July 2007, we began expanding the terminal to increase the storage capacity from 200,000 cubic meters to 365,000 cubic meters by May 2011.

We are also actively seeking business opportunities in the exploration and production of oil and natural gas. In 2007, we participated in the Aral Sea Exploration Project in the Republic of Uzbekistan (“Uzbekistan”), purchasing a 9.8% interest from the Korea National Oil Corporation. Additionally, we acquired a 12.5% interest in 2008 in the Namangan-Tergachi and Chust-Pap Oil and Gas Exploration Project in Uzbekistan. In May 2010, we were also selected as the preferred bidder for a 68% interest in Daewoo International Corporation, a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy development projects. Daewoo International had total revenues of Won 11,544 billion in 2009, total net income of Won 131 billion in 2009 and total assets of Won 4,695 billion as of December 31, 2009. Daewoo International Corporation has invested in a portfolio of energy exploration and production projects, including oil and gas projects located in Peru, Oman, Vietnam, Myanmar, Uzbekistan and Russia, as well as mineral projects located in Australia, Bolivia and Madagascar. Our final decision to purchase the controlling interest is subject to satisfactory completion of additional due diligence of the company.

Others

We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCON Co., Ltd., acquired in 1986, provides industrial engineering services to member companies of the POSCO Group and manufacturing services utilizing automation technology. POSDATA Co., Ltd., founded in 1989, provides information and technology consulting and system network integration and outsourcing services. In January 2010, POSDATA Co., Ltd. merged with POSCON Co., Ltd. and changed its name to POSCO ICT Co., Ltd.

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

Insurance

As of December 31, 2009, our property, plant and equipment are insured against fire and other casualty losses up to Won 16,947 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.

Item 4.C.	Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

	Jurisdiction of	Percentage of
Name	Incorporation	Ownership

POSCO Engineering & Construction Co., Ltd.	Korea	89.5%
POSCO Power Corporation	Korea	100.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5%
POSCO Specialty Steel Co., Ltd.	Korea	100.0%
POSCO Steel Service & Sale Co., Ltd.	Korea	95.3%
POSCO ICT Co., Ltd.	Korea	61.9%

Item 4.D.	Property, Plants and Equipment

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

Pohang Works

Construction of Pohang Works began in 1970 and ended in 1983. Pohang Works currently has an annual crude steel and stainless steel production capacity of 15.0 million tons. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

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

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009

Crude steel and stainless steel production capacity (million tons per year)	13.30	13.30	14.30	15.00	15.00
Actual crude steel and stainless steel output (million tons)	13.36	12.60	13.66	14.94	14.34
Capacity utilization rate (%) (1)	100.4	94.7	95.5	99.6	95.6

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

Construction of Gwangyang Works began in 1985 on a site of 13.7 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. Gwangyang Works currently has an annual crude steel production capacity of 18.0 million tons. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

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

	For the Year Ended December 31,
	2005	2006	2007	2008	2009

Crude steel production capacity (million tons per year)	16.70	16.70	16.70	18.00	18.00
Actual crude steel output (million tons)	17.19	17.45	17.41	18.20	15.19
Capacity utilization rate (%) (1)	102.9	104.5	104.2	101.1	84.4

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

The Environment

We believe we are in compliance with applicable environmental laws and regulations in all material respects. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. We recently invested in comprehensive flue gas treatment facilities at some of our sinter plants, dust collector at steelmaking plants and coke wastewater treatment facilities. In addition, we recycle most of the by-products from the steelmaking process. We also have been developing environmentally friendly products such as chrome-free steel sheets in an effort to compete with products from the European Union, the United States and Japan and to meet strengthened environmental regulations. Anticipating the trend toward increasing regulation of chrome in various steel products, we introduced chrome-free steel products meeting international environmental standards in 2006 that are used to manufacture automotive oil tanks.

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

POSCO spent Won 494 billion in 2007, Won 215 billion in 2008 and Won 297 billion in 2009 on anti-pollution facilities. In 2009, approximately 10% of our investments in facilities were dedicated to investing in low-emission, anti-pollution facilities.

Item 4A.	Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	Operating and Financial Review and Prospects

Item 5.A.	Operating Results

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the Consolidated Financial Statements.

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, an engineering and construction segment, a trading segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The “others” segment includes power generation, liquefied natural gas production, network and system integration, logistics and magnesium coil and sheet production. See Note 30 of Notes to Consolidated Financial Statements.

One of the major factors contributing to our historical performance has been the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information — Item 3.D. Risk Factors — Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other factors have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These factors include:

•	our sales volume, unit prices and product mix;

•	costs and production efficiency;

•	exchange rate fluctuations; and

•	transition to International Financial Reporting Standards starting in 2011.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Prices and Product Mix

In recent years, our net sales have been affected by the following factors:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market;

•	price levels; and

•	our ability to improve our product mix.

Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general.

Our crude steel output increased from 32.8 million tons in 2007 to 34.7 million tons in 2008, and sales volume increased from 32.1 million tons in 2007 to 33.5 million tons in 2008 primarily due to an increase in production resulting from commencement of operation of the dephosphorization converter at Gwangyang Works and productivity improvement. In 2009, our crude steel output decreased to 31.7 million tons and sales volume decreased to 31.1 million tons. In response to sluggish demand from our customers in industries adversely impacted by deteriorating global economic conditions in the second half of 2008, such as automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first quarter of 2009. Signs that the pace of deterioration in market conditions had slowed began to appear in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, showed signs of recovery starting in the second quarter of 2009. In response, we began to incrementally increase our crude steel production starting in April 2009 and our production level normalized in the second half of 2009. As a result of production cuts in the first half of 2009, prices for our steel products remained depressed until the third quarter of 2009, during which time prices started to recover and continued to gradually increase up to the end of 2009.

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

In 2009, unit sales price in Won for our principal product lines, other than silicon steel sheets, decreased, and the weighted average unit prices for our products decreased by 5.2% in 2009 compared to 2008 despite a depreciation in the average value of the Won against the Dollar in 2009 compared to 2008 that contributed to an increase in our export prices in Won terms. The average exchange rate of the Won against the Dollar depreciated from Won 1,102.6 per Dollar in 2008 to Won 1,276.4 per Dollar in 2009. Unit sales price of stainless steel products, which accounted for 7.3% of total sales volume, decreased by 23.5% in 2009. Unit sales price of hot rolled products, which accounted for 25.8% of total sales volume, decreased by 7.8% in 2009. Unit sales price of wire rods, which accounted for 7.8% of total sales volume, decreased by 2.8% in 2009. Unit sales price of cold rolled products, which accounted for 36.2% of total sales volume, decreased by 2.2% in 2009. Unit sales price of plates, which accounted for 14.7% of total sales volume, decreased by 1.9% in 2009. On the other hand, unit sales price of silicon steel sheets, which accounted for 2.9% of total sales volume, increased by 8.1% in 2009.

Our export prices in Dollar terms increased in 2008 driven by increases in prices of raw materials such as iron ore and coal. Partly in response to the weakening demand resulting from the global economic downturn, however, our export prices in dollar terms decreased in the first half of 2009. Starting in the third quarter of 2009, our export prices in dollar terms gradually started to recover due to an increase in demand driven by improvement in business confidence and higher level of economic activities as well as a decrease in our inventory level. We may decide to adjust our future export sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2007		2008		2009
	(In thousands of Won per ton)

Hot rolled products	~~W~~	546.8	~~W~~	800.3	~~W~~	737.5
Plates		725.2		970.5		951.9
Wire rods		656.2		885.9		860.8
Cold rolled products		714.0		922.7		902.4
Silicon steel sheets		1,183.1		1,537.7		1,663.4
Stainless steel products		3,069.0		3,529.6		2,701.8
Others		509.9		807.5		804.5

Average (1)	~~W~~	867.3	~~W~~	1,069.0	~~W~~	1,013.3

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009
	(Percentage of net sales)

Cost of goods sold	78.8%	78.0%	84.2%
Selling and administrative expenses (1)	5.6	4.8	5.3
Total operating expenses	84.4	82.8	89.5
Gross margin	21.2	22.0	15.8
Operating margin	15.6	17.2	10.5

(1)	See Note 24 of Notes to Consolidated Financial Statements.

Our gross margin and operating margin decreased significantly in 2009 as we faced a difficult business environment in the first half of 2009. We are closely monitoring changes in market conditions and we implemented the following measures in 2009 to address challenges posed by the global economic downturn:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing transportation costs;

•	focusing on marketing activities to increase our domestic market share and export sales; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Our production efficiency prior to the recent global economic downturn had benefited from operation near or in excess of stated capacity levels. Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. In 2009, we reduced our crude steel production in the first quarter of the year but began to incrementally increase our crude steel production starting in April 2009, and our production level normalized in the second half of 2009. See “Item 4. Information on the Company — Item 4.D. Property, Plants and Equipment.”

The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009

Crude steel and stainless steel production capacity (million tons per year) (1)	32.8	34.6	34.6
Actual crude steel and stainless steel output (million tons)	32.8	34.7	31.7
Capacity utilization rate (%)	99.9	100.3	91.6
Steel product sales (million tons) (2)	32.1	33.5	31.1

(1)	Includes production capacity of POSCO Specialty Steel Co., Ltd. and Zhangjiagang Pohang Stainless Steel Co., Ltd.

(2)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 1.0 million tons in 2007, 0.9 million tons in 2008 and 0.5 million tons in 2009.

Exchange Rate Fluctuations

The Won has fluctuated significantly against major currencies in recent years, which has affected our results of operations and liquidity. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., depreciated from Won 938.2 to US$1.00 as of December 31, 2007 to Won 1,573.6 to US$1.00 as of March 3, 2009 but appreciated to W1,167.6 to US$1.00 as of December 31, 2009. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., was Won 1,188.2 to US$1.00 on June 24, 2010. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 50.5% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2009;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. From time to time we also enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to reduce the fluctuation risk of future cash flows. As of December 31, 2009, we had entered into swap contracts, currency forward contracts and currency future contracts. The net valuation loss of our derivatives contracts was Won 43 billion and the net transaction gain was Won 10 billion in 2009. We may incur further losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 23 of Notes to Consolidated Financial Statements.

Transition to International Financial Reporting Standards Starting in 2011

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), pursuant to which all listed companies in Korea will be required to prepare their annual financial statements under Korean IFRS beginning in 2011. All standards and interpretations issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee have been adopted for Korean IFRS. In preparation of such adoption, we began preparing our internal financial statements under both Korean GAAP and Korean IFRS starting in January 2010.

Inflation

Inflation in Korea, which was 2.5% in 2007, 4.7% in 2008 and 2.8% in 2009, has not had a material impact on our results of operations in recent years.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for exposures in our receivable balances that represent our estimate of probable losses in our short-term and long-term receivable balances from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and negatively impact their ability to make payments, additional allowances may be required. Determining the allowance for doubtful accounts requires significant management judgment and estimates including, among others, the credit worthiness of our customers, experience of historical collection patterns, potential events and circumstances affecting future collections and the ongoing risk assessment of our customers’ ability to pay.

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, we reduce the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2009, the percentage of allowance for doubtful accounts to gross account receivables was 4.52%.

Specifically, allowance for doubtful accounts are recorded when any of the following loss events occurs: (i) there is objective evidence as to uncollectibility of the account observed through bankruptcy, default or involuntary dissolution of the customer; (ii) we lose a lawsuit against the customer or our right of claim gets extinguished; (iii) our costs to collect the account exceed the payments to be received; or (iv) dispute with the customer over the collection of the account persists over three years.

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2009 was 1.33%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Valuation of Investment Securities and Derivatives

We invest in various financial instruments including debt and equity securities and derivatives. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our financial instruments using quoted market prices when available, including quotes from dealers trading those securities. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flows. Determining the fair value of unlisted financial instruments involves a significant degree of management resources and judgment as no quoted prices exist and such securities are generally very thinly traded. The fair value of unlisted equity securities held for investment (excluding those of affiliates and subsidiaries) is based on the latest obtainable net asset value of the investees, which often reflects cost or other reference events. Derivatives for which quoted market prices are not available are valued using valuation models such as the discounted cash flow method. The key inputs used in the valuation of such derivatives depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying instrument, volatility and correlation. The fair values based on pricing and valuation models, discounted cash flow analysis, or net asset values are subject to various assumptions used that, if changed, could significantly affect the fair value of the investments.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by one percentage point, then the estimated fair values would have decreased by 17% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 7% in total.

We recognized losses on impairment of investments of Won 12 billion in 2007, Won 121 billion in 2008 and Won 286 billion in 2009. Loss on impairment of investments increased in 2009 primarily due to an impairment loss of Won 209 billion as a result of objective evidence that indicated an impairment in our investment in LG Powercom.

Historically, our estimates and assumptions used to evaluate impairment of investments have been within expectations. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize additional losses on impairment of investments. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our investments and potentially result in different impacts on our results of operations.

Long-lived Assets

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Also, these assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. There were no significant changes in assumption to estimated useful lives or salvage value assumptions in 2007, 2008 and 2009. The recoverable amount is measured at the greater of net selling price or value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets that is subject to changes in market conditions.

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2009, we estimated an average discount rate of 10.94% and an average rate of revenue growth of 5.5%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated average discount rates used in these valuations were increased by one percentage point, then the estimated fair values would have decreased by 15% in total. If the estimated average rate of revenue growth rate were decreased by 1%, then the estimated fair values would have decreased by 17% in total.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs of inventories are determined using the moving-weighted average or weighted average method while materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold.

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the balance sheet date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 4.1% of gross profit margin to the inventory cost amount plus 30.8% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write down the inventories to net realizable value is made.

Deferred Income Tax Assets

In assessing the realization of our deferred income tax assets, our management considers whether it is probable that a portion or all of the deferred income tax assets will not be realized. The ultimate realization of our deferred income tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible.

Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. However, changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net results and financial condition.

Operating Results

2009 Compared to 2008

Our sales in 2009 decreased by 11.7% to Won 36,855 billion from Won 41,743 billion in 2008 primarily due to a 7.4% decrease in the sales volume of our steel products as well as a decrease of 5.2% in the average unit sales price per ton of our steel products, as discussed in “— Overview — Sales Volume, Prices and Product Mix” above.

Sales volume of silicon steel sheets, which accounted for 2.9% of total sales volume, showed the greatest decrease among our major steel product categories in 2009 with a decrease of 12.8%.

Sales volume of cold rolled products, which accounted for 36.2% of total sales volume, decreased by 11.7%. Sales volume of hot rolled products, which accounted for 25.8% of total sales volume, decreased by 7.8%. Sales volume of plates, which accounted for 14.7% of total sales volume, decreased by 6.1%. Sales volume of wire rods, which accounted for 7.8% of total sales volume, decreased by 4.4%. On the other hand, sales volume of stainless steel products, which accounted for 7.3% of total sales volume, increased by 10.7%. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Our sales to domestic customers in 2009 compared to 2008 decreased by 16.2% in terms of sales revenues (including sales of non-steel products and services) and decreased by 15.1% in terms of sales volume of steel products. In 2009, our sales to domestic customers accounted for approximately 62.6% of our total sales volume of steel products, compared to 68.3% in 2008. The decrease in domestic sales revenues in 2009 compared to 2008 was attributable primarily to a decrease in our sales volume to domestic customers as we strategically focused on increasing our sales to customers abroad in 2009 due to weak domestic demand and, to a lesser extent, a decrease in the price of steel products sold in Korea.

Our export sales and overseas sales to customers abroad in 2009 decreased by 3.6% in terms of sales revenues (including sales of non-steel products and services). The decrease in export sales and overseas sales to customers abroad in terms of sales revenues in 2009 compared to 2008 was attributable to a decrease in the price of steel products sold abroad, which was offset in part by an increase in sales volume to customers abroad. In response to weak domestic demand for steel products in the first half of 2009, we strategically focused on increasing our sales to customers abroad in 2009. In part due to such strategy, our export sales and overseas to customers abroad in 2009 increased by 9.4% in terms of sales volume of steel products compared to 2008, and export sales and overseas sales to customers abroad as a percentage of total sales volume increased to 37.4% of our total sales volume of steel products in 2009 compared to 31.7% in 2008.

Gross profit in 2009 decreased by 36.6% to Won 5,818 billion from Won 9,180 billion in 2008, and gross margin in 2009 decreased to 15.8% from 22.0% in 2008 as the 11.7% decrease in sales discussed above outpaced a 4.7% decrease in cost of goods sold in 2009 to Won 31,037 billion from Won 32,562 billion in 2008. The decrease in sales in 2009 outpaced the decrease in cost of goods sold as the impact from decreases in sales prices of our steel products resulting from weak global market conditions was greater than the cost savings resulting from decreases in the average prices of key raw materials.

The decrease in cost of goods sold was attributable primarily to a decrease in our sales volume of steel products discussed above as well as decreases in the average prices of key raw materials. The average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) decreased significantly by 57.0% to $129 in 2009 from $300 in 2008, and the average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 60% content) decreased by 32.9% to $58.20 in 2009 from $86.80 in 2008. The average price of nickel per ton (including insurance and freight costs) decreased by 30.6% to $14,655 in 2009 compared to $21,111 in 2008. The impact from these factors was partially offset by a 6.9% increase in our depreciation and amortization expenses included in cost of goods sold to Won 2,429 billion in 2009 from Won 2,273 billion in 2008 primarily due to an increase in capital investments in our facilities in recent years for production of higher value-added products.

Operating income in 2009 decreased by 46.1% to Won 3,868 billion from Won 7,174 billion in 2008. Operating margin decreased to 10.5% in 2009 from 17.2% in 2008, as selling and administrative expenses decreased by 2.8% in 2009 to Won 1,949 billion from Won 2,006 billion in 2008. The decrease in selling and administrative expenses resulted primarily from decreases in transportation and storage expenses, the impact of which was partially offset by increases in fees and charges and stock compensation expenses. Our transportation and storage expenses in 2009 decreased by 17.0% to Won 648 billion from Won 781 billion in 2008 primarily resulting from a decrease in oil prices in 2009 compared to 2008. Fees and charges, which include certain administrative fees and professional service fees, increased by 27.4% to Won 158 billion in 2009 from Won 124 billion in 2008 primarily as a result of increases in service fees and expenses incurred by our subsidiaries as well as increases in management and tax consulting expenses in 2009. We recognized stock compensation expenses, which are categorized under “others,” of Won 36 billion in 2009 primarily as a result of an increase in the benchmark average stock price used to calculate stock compensation in 2009 compared to 2008. We did not recognize any stock compensation expense in 2008.

Our net income decreased by 25.5% to Won 3,242 billion in 2009 from Won 4,350 billion in 2008 primarily due to the 46.1% decrease in operating income discussed above, increases in interest expense and loss on impairment of investments and net loss on valuation of derivatives in 2009 compared to net gain on valuation of derivatives in 2008, the aggregate impact of which was partially offset by net gain on foreign currency translation in 2009 compared to net loss on foreign currency translation in 2008, net gain on derivative transactions in 2009 compared to net loss on derivative transactions in 2008, an increase in gain on disposal of property, plant and equipment and the disposition of other long-term assets by POSCO E&C.

Our interest expense in 2009 increased by 54.2% to Won 532 billion from Won 345 billion in 2008 primarily due to an increase in our long-term debt, which was offset in part by a general decrease in interest rates in Korea in 2009. Our loss on impairment of investments in 2009 increased by 136.4% to Won 286 billion from Won 121 billion in 2008 primarily due to an impairment loss of Won 209 billion as a result of objective evidence that indicated an impairment in our investment in LG Powercom. We recorded net loss on valuation of derivatives of Won 43 billion in 2009 compared to net gain on valuation of derivatives of Won 58 billion in 2008 as the market average exchange rate of the Won against the U.S. dollar depreciated from Won 938.2 to US$1.00 as of December 31, 2007 to Won 1,257.5 to US$1.00 as of December 31, 2008 but appreciated to US$1.00 as of December 31, 2009.

These effects, together with the 46.1% decrease in operating income discussed above, were partially offset by net gain on foreign currency translation of Won 436 billion in 2009 compared to net loss on foreign currency translation of Won 811 billion in 2008 and net gain on derivative transactions of Won 10 billion in 2009 compared to net loss on derivative transactions of Won 62 billion in 2008 as the Won fluctuated against the U.S. dollar as described above. In addition, our gain on disposal of property, plant and equipment in 2009 increased by 485.7% to Won 82 billion from Won 14 billion in 2008 primarily due to the gain from disposition of a research center by POSCO E&C in 2009. Our gain on disposal of other long-term assets increased by 387.5% to Won 234 billion in 2009 from Won 48 billion in 2008 primarily due to the disposition of shares of POS-Plaza in Shanghai by POSCO E&C.

Our effective tax rate was 14.3% in 2009 compared to 28.4% in 2008. The decrease in effective tax rate in 2009 was mainly due to an increase in tax credit to Won 371 billion in 2009 from Won 168 billion in 2008 as well as a tax refund of Won 140 billion in 2009 representing additional tax payments made in the prior year. The statutory income tax rate applicable to us, including resident tax surcharges, decreased to 24.2% in 2009 from 27.5% in 2008.

Segment Results — Steel

Our sales to external customers decreased by 10.3% to Won 34,503 billion in 2009 from Won 38,448 billion in 2008. After adjusting for inter-segment transactions, our net sales decreased by 10.9% to Won 28,413 billion in 2009 from Won 31,901 billion in 2008, primarily as a result of a decrease in our sales volume of steel products and a decrease in the average unit sales price per ton of steel products sold by us.

Operating income decreased by 51.5% to Won 3,217 billion in 2009 from Won 6,629 billion in 2008, as the 10.9% decrease in the segment’s net sales more than outpaced decreases in cost of goods sold and selling and administrative expenses, primarily due to reasons discussed above. Operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, decreased to 9.3% in 2009 from 17.2% in 2008. Depreciation and amortization increased by 9.1% to Won 2,369 billion in 2009 from Won 2,171 billion in 2008, primarily due to an increase in capital investment in our facilities in recent years for production of higher value-added products.

Segment Results — Engineering and Construction

Our sales to external customers increased by 40.4% to Won 7,760 billion in 2009 from Won 5,528 billion in 2008. After adjusting for inter-segment transactions, our net sales increased by 6.4% to Won 3,908 billion in 2009 from Won 3,672 billion in 2008, primarily due to an increase in sales from POSCO E&C’s overseas operations from its thermal power plant construction projects in Chile.

Operating income increased by 21.8% to Won 346 billion in 2009 from Won 284 billion in 2008, primarily due to an increase in the volume of POSCO E&C’s construction projects. The segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, decreased to 4.5% in 2009 from 5.1% in 2008 as the market conditions in the domestic construction industry weakened in 2009, resulting in an increase in competition.

Segment Results — Trading

Our sales to external customers decreased by 27.2% to Won 4,120 billion in 2009 from Won 5,657 billion in 2008, primarily due to a decrease in the trading volume as well as the average unit sales price per ton of steel products sold. After adjusting for inter-segment transactions, our net sales decreased by 30.1% to Won 2,982 billion in 2009 from Won 4,265 billion in 2008.

Operating income decreased by 32.7% to Won 33 billion in 2009 from Won 49 billion in 2008, and the segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, decreased to 0.8% in 2009 from 0.9% in 2008.

Segment Results — Others

The “others” segment includes power generation, liquefied natural gas production, network and system integration, logistics and magnesium coil and sheet production. Our sales to external customers decreased by 8.8% to Won 3,420 billion in 2009 from Won 3,749 billion in 2008. Our sales decreased in 2009 primarily due to a decrease in revenues of POSCO Power Corporation resulting from lower production utilization rate, the impact of which was offset in part by an increase in revenues of POSCO Refractories & Environment Co., Ltd. After adjusting for inter-segment transactions, our net sales decreased by 18.5% to Won 1,552 billion in 2009 from Won 1,905 billion in 2008.

Operating income decreased by 45.1% to Won 268 billion in 2009 from Won 488 billion in 2008. The segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, decreased to 7.8% in 2009 from 13.0% in 2008. Our operating income decreased in 2009 primarily due to a decrease in operating income of POSCON Co., Ltd. Depreciation and amortization increased by 37.3% to Won 206 billion in 2009 from Won 150 billion in 2008, primarily due to an increase in capital investment by POSCO Power Corporation, including completion of a fuel cell manufacturing plant with an annual production capacity of 50 megawatts in Pohang in 2008.

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

Our sales to domestic customers in 2008 compared to 2007 increased by 34.6% in terms of sales revenues (including sales of non-steel products and services) and increased by 7.8% in terms of sales volume of steel products. In 2008, our sales to domestic customers accounted for approximately 68.3% of our total sales volume of steel products, compared to 66.2% in 2007. The increase in domestic sales revenues in 2008 compared to 2007 was attributable primarily to an increase in the price of steel products sold in Korea and, to a lesser extent, an increase in sales volume to domestic customers.

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

Operating income in 2008 increased by 45.8% to Won 7,174 billion from Won 4,920 billion in 2007. Operating margin increased to 17.2% in 2008 from 15.6% in 2007, as selling and administrative expenses increased by 12.4% in 2008 to Won 2,006 billion from Won 1,785 billion in 2007. The increase in selling and administrative expenses resulted principally from increases in selling expenses, labor-related expenses, research and development and fees and charges, the aggregate impact of which was partially offset by a decrease in stock compensation expense. Selling expenses increased by 28% to Won 883 billion in 2008 from Won 690 billion in 2007 primarily due to an increase in our sales volume, as well as an increase in transportation costs primarily resulting from an increase in oil prices during the first half of 2008. Our labor-related expenses included in selling and administrative expenses, which consist of salaries and wages, other employee benefit and provision for severance benefits, increased by 21.4% to Won 469 billion in 2008 from Won 387 billion in 2007, primarily as a result of an increase in incentive pay as our sales increased in 2008, as well as an increase in the number of employees of our subsidiaries. An increase of 79.0% in research and development expenses to Won 95 billion in 2008 from Won 53 billion in 2007 resulted primarily from our increased research efforts in connection with the development of fuel cell technology. Fees and charges increased by 27.8% to Won 124 billion in 2008 from Won 97 billion in 2007, primarily as a result of increases in service fees and expenses incurred by our subsidiaries, as well as increases in management and tax consulting expenses in 2008. There was no stock compensation expense in 2008 compared with Won 124 billion of stock compensation expense in 2007 which was due to an increase in the market value of our shares in 2007.

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

Operating income increased by 46.2% to Won 6,629 billion in 2008 from Won 4,534 billion in 2007, as a 31.7% increase in the segment’s sales more than outpaced increases in cost of goods sold and selling and administrative expenses. Operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, increased to 17.2% in 2008 from 15.5% in 2007. Depreciation and amortization increased by 11.9% to Won 2,171 billion in 2008 from Won 1,941 billion in 2007, primarily due to an increase in capital investment in our facilities for production of higher value-added products.

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

Operating income decreased by 0.2% to Won 284 billion in 2008 from Won 285 billion in 2007, primarily due to a decrease in profit margins of POSCO E&C’s construction projects resulting from a downturn in the construction industry in Korea due to excessive investment in recent years in the residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul. Accordingly, the segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, decreased to 5.1% in 2008 from 7.5% in 2007.

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

Operating income increased by 58.1% to Won 49 billion in 2008 from Won 31 billion in 2007, primarily due to an increase in the sales prices of steel products as well as trading volume. The segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, increased to 0.9% in 2008 from 0.8% in 2007.

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

Operating income increased by 160.2% to Won 488 billion in 2008 from Won 188 billion in 2007. The segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, increased to 13.0% in 2008 from 6.9% in 2007. Our operating income increased in 2008 primarily due to an increase in operating income from our coal trading business, which in turn was due to a substantial increase in the price of coal in 2008 compared to 2007. Depreciation and amortization increased by 7.2% to Won 150 billion in 2008 from Won 140 billion in 2007, primarily due to an increase in capital investment by POSCO Power Corporation, including completion of a fuel cell manufacturing plant with an annual production capacity of 50 megawatts in Pohang in 2008.

Item 5.B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007		2008		2009
	(In billions of Won)

Net cash provided by operating activities	~~W~~	5,553	~~W~~	3,687	~~W~~	8,633
Net cash used in investing activities		3,737		5,803		9,717
Net cash provided by (used in) financing activities		(1,001)		3,117		862
Cash and cash equivalents at beginning of period		936		1,293		2,491
Cash and cash equivalents at end of period		1,293		2,491		2,199
Net increase in cash and cash equivalents		356		1,198		(292)

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets, payments of outstanding debt and payments of dividends.

Net cash used in investing activities was Won 3,737 billion in 2007, Won 5,803 billion in 2008 and Won 9,717 billion in 2009. These amounts included purchases of property, plant and equipment of Won 2,892 billion in 2007, Won 4,093 billion in 2008 and Won 6,407 billion in 2009. We recorded net acquisition of short-term financial instruments of Won 973 billion in 2007, Won 53 billion in 2008 and Won 4,012 billion in 2009. We also recorded net acquisition of available-for-sale securities of Won 47 billion in 2007, Won 1,331 billion in 2008 and Won 352 billion in 2009.

In our financing activities, we used cash of Won 6,600 billion in 2007, Won 9,043 billion in 2008 and Won 5,836 billion in 2009 for repayments of short-term borrowings, and Won 527 billion in 2007, Won 861 billion in 2008, Won 1,349 billion in 2009, for repayments of outstanding long-term debt.

We paid dividends on common stock in the amount of Won 655 billion in 2007, Won 755 billion in 2008 and Won 689 billion in 2009.

We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. From time to time, we may also require capital for investments involving acquisitions and strategic relationships and repurchase of our shares from the market as treasury stock. Our total capital expenditures (acquisition of property, plant and equipment) were Won 6,407 billion in 2009 and we currently plan to increase our capital expenditures in 2010, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce higher value-added products.

Payments of contractual obligations and commitments will also require considerable resources. In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our affiliated companies and others. As of December 31, 2009, we issued guarantees of Won 2,103 billion for the repayment of loans of affiliated companies and Won 984 billion for the repayment of loans of non-affiliated companies. See note 16 of notes to our Consolidated Financial Statements. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2009.

	Payments Due by Period
		Less Than	1 to 3	4 to 5	After
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(In billions of Won)

Long-term debt obligations (a)	9,087	787	3,695	3,850	755
Interest payments on long-term debt (b)	1,021	365	470	186	—
Capital lease obligations (c)	24	7	10	3	4
Operating lease obligations (d)	11	6	4	1	0
Purchase obligations (e)	34,918	6,138	10,720	8,613	9,447
Accrued severance benefits (f)	921	49	130	142	600

Total	45,982	7,352	15,029	12,795	10,806

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2009, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2009 in calculating the interest payments on long-term debt for the periods indicated.

(c)	We entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a vessel for transporting plates and other products.

(d)	We, including certain subsidiaries, acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. and others.

(e)	Our purchase obligations include long-term contracts to purchase iron ore, coal, liquefied natural gas and other raw materials. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2009, 364 million tons of iron ore and 59 million tons of coal remained to be purchased under long-term contracts. In addition, on July 1, 2005, we entered into an agreement with Tangguh Liquefied Natural Gas (“LNG”) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years. Purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs-cleared Crude Price), subject to a ceiling. We used the market price in effect as of December 31, 2009 in calculating the iron ore, coal and liquefied natural gas purchase obligations described above for the periods indicated.

(f)	Represents, as of December 31, 2009, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities was Won 5,553 billion in 2007, Won 3,687 billion in 2008 and Won 8,633 billion in 2009.

Our net cash provided by operating activities decreased by 33.6%, or Won 1,866 billion, to Won 3,687 billion in 2008 compared to Won 5,553 billion 2007. Our sales increased by 32.1%, or Won 10,135 billion, in 2008 compared to 2007, primarily reflecting a 23.3% increase in the average unit sales price per ton of our steel products and a 4.4% increase in the sales volume of our steel products, as discussed above, which increased gross cash inflow from our sales activities. However, sluggish demand from our customers in industries adversely impacted by deteriorating global economic conditions in the second half of 2008, such as the automotive and construction industries, led to a signficant increase in the inventory level and a delay in recoupment of cash used in production activities, including purchase of raw materials. Such developments resulted in an overall decrease of net cash provided by operating activities in 2008 compared to 2007.

Our net cash provided by operating activities increased by 134.1%, or Won 4,946 billion, to Won 8,633 billion in 2009 compared to Won 3,687 billion in 2008. Our sales decreased by 11.7%, or Won 4,888 billion, primarily reflecting a 7.4% decrease in the sales volume of our steel products as well as a 5.2% decrease in the average unit sales price per ton of our steel products, as discussed above, which decreased gross cash inflow from our sales activities. In addition, cash used for payment of income tax in 2009 increased significantly due to an increase in our income level in 2008. However, our overall net cash provided by operating activities increased significantly in 2009 compared to 2008 as we focused on decreasing our inventory level. Decrease in inventories in 2009 primarily reflected a decrease in the volume of inventories due to a reduction of our crude steel production in the first quarter of 2009 as well as a decrease in the price of steel products in 2009. In response to weak demand from certain segments of our customers in industries adversely impacted by deteriorating global economic conditions in the first quarter of 2009, such as the domestic automotive and construction industries, we reduced our crude steel production in the first quarter of 2009. In addition, we have taken the following steps in 2009 to reduce our inventory level:

•	setting inventory targets for each product type and segment;

•	monitoring sales activities through our newly-established special sales committee;

•	focusing on reducing inventories older than 30 days; and

•	setting up a system to report inventories older than 30 days to a responsible sales manager.

Our trade accounts and notes receivables also decreased in 2009, which typically occur in an economic recovery. We have taken the following steps in 2009 to reduce our accounts and notes receivable level:

•	increasing management oversight on the accounts receivable turnover ratio;

•	strengthening efforts to collect from delinquent customers and maintaining adequate level of collateral; and

•	converting to cash settlement for customers with high risk of insolvency.

Aggregate cash proceeds from issuance of short-term borrowings were Won 6,811 billion in 2007, Won 10,234 billion in 2008 and Won 5,828 billion in 2009. Aggregate cash proceeds from issuance of long-term debt were Won 1,054 billion in 2007, Won 3,455 billion in 2008 and Won 2,696 billion in 2009. Total long-term debt, including current portion but excluding discount on debentures issued, were Won 3,790 billion as of December 31, 2007, Won 7,666 billion as of December 31, 2008 and Won 9,017 billion as of December 31, 2009, and total short-term borrowings were Won 1,572 billion as of December 31, 2007, Won 3,254 billion as of December 31, 2008 and Won 3,226 billion as of December 31, 2009.

We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. For example, our outstanding long-term debt increased substantially in 2008 and 2009 in order to procure funding for our capital expenditure plans and purchase of raw materials. We also generated cash of Won 407 billion in 2007, Won 365 billion in 2008 and Won 249 billion in 2009 from the sale of our treasury shares.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. For example, the credit shortage in the global credit market prevented us from accessing the international debt capital markets in the fourth quarter of 2008 and early 2009. In response, we issued Won 500 billion principal amount of debt securities in January 2009 in Korea at a relatively low interest rate due to our strong domestic credit ratings. In addition, we accessed the international debt capital markets as soon as we were able to do so and issued $700 million principal amount of debt securities in a global offering in March 2009.

Liquidity

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.” Approximately 36.8% of our sales in 2007, 35.6% of our sales in 2008 and 38.9% of our sales in 2009 were denominated in foreign currencies, of which approximately 90% were denominated in Dollars and around 10% in Yen and which were derived almost entirely from export sales. As of December 31, 2009, approximately 50.5% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the cost of Won-denominated financing in Korea, which had historically been higher than for Dollar or Yen-denominated financings.

Our liquidity is also affected by our capital expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was Won 2,892 billion in 2007, Won 4,093 billion in 2008 and Won 6,407 billion in 2009. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2009, 364 million tons of iron ore and 59 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

We had a working capital (current assets minus current liabilities) surplus of Won 7,769 billion as of December 31, 2007, Won 11,188 billion as of December 31, 2008 and Won 11,359 billion as of December 31, 2009. As of December 31, 2009, POSCO had unused credit lines of Won 1,031 billion out of total available credit lines of Won 2,242 billion. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December 31,
	2007		2008		2009
	(In billions of Won)

Cash and cash equivalents, net of government grants	~~W~~	1,293	~~W~~	2,490	~~W~~	2,197
Short-term financial instruments		1,743		1,827		5,820
Trading securities		1,287		1,238		506
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		4,036		5,894		5,145
Inventories, net		4,902		8,662		5,153

Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between three to twelve months.

The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December 31,
	2007		2008		2009
	(In billions of Won)

Trade accounts and notes payable	~~W~~	2,247	~~W~~	3,070	~~W~~	2,735
Short-term borrowings		1,572		3,254		3,226
Income tax payable		931		2,083		394
Current portion of long-term debt, net of discount on debentures issued		483		770		787

Capital Expenditures and Capacity Expansion

Our capital expenditures for 2007, 2008 and 2009 amounted to Won 2,892 billion, Won 4,093 billion and Won 6,407 billion, respectively. We currently plan to increase our capital expenditures in 2010, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of POSCO’s capital expenditures as of December 31, 2009:

			Estimated
			Remaining Cost of
			Completion
	Expected	Total Cost	as of December 31,
Project	Completion Date	of Project	2009
	(In billions of Won)

Pohang Works:
Construction of a new steelmaking plant	June 2010	1,397	411
Renovation of no. 4 furnace	December 2010	441	81
Installation of grained coal re-rolling drum	April 2010	160	111
Gwangyang Works:
Construction of no. 5 sintering plant and no. 5 coke plant	December 2011	1,987	1,504
Construction of a new steel plate plant	July 2010	1,791	355
Pohang and Gwangyang Works:
Raw materials treatment facility upgrades	March 2016	916	683

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 31 of Notes to Consolidated Financial Statements.

Our net income in accordance with U.S. GAAP was Won 3,609 billion in 2009 compared to net income of Won 4,084 billion in 2008 and Won 3,677 billion in 2007 primarily due to the factors discussed in “— Operating Results.” Our net income under U.S. GAAP of Won 3,609 billion in 2009 is 11.3% higher than our net income under Korean GAAP of Won 3,242 billion. See Note 31(a) of Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements in U.S. GAAP

In December 2007, the FASB issued ASC Topic 810, Consolidation (FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“FAS 160”)). ASC Topic 810 requires all entities to report noncontrolling interests in subsidiaries (also known as minority interests) as a separate component of equity in the consolidated statement of financial position, to clearly identify consolidated net income attributable to the parent and to the noncontrolling interest on the face of the consolidated statement of income and to provide sufficient disclosure that clearly identifies and distinguishes between the interest of the parent and the interests of noncontrolling owners. ASC Topic 810 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. We adopted ASC Topic 810 in 2009 and it was retrospectively applied to all period presented. The adoption of this ASC did not have a material impact on our U.S. GAAP financial information.

In December 2007, the FASB issued ASC Topic 805, Business Combinations, (SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”)). ASC Topic 805 establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. ASC Topic 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. There was no significant business combination in 2009.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. As of December 31, 2009, Pohang University of Science & Technology and the Research Institute of Industrial Science and Technology employed a total of approximately 863 researchers.

In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. As of December 31, 2009, the Technical Research Laboratory employed a total of 422 researchers.

We recorded research and development expenses of Won 290 billion as cost of goods sold in 2007, Won 361 billion in 2008 and Won 368 billion in 2009, as well as research and development expenses of Won 53 billion as selling and administrative expenses in 2007, Won 95 billion in 2008 and Won 84 billion in 2009.

Our research and development program has filed over twenty-nine thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2009, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements

As of December 31, 2007, 2008 and 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of five directors who are to also act as our executive officers (“Inside Directors”) and eight directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Inside Director (“Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six sub-committees:

•	the Director Candidate Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Related Party Transactions Committee.

Our board committees are described in greater detail below under “— Item 6.C. Board Practices.”

Under the Commercial Code and our articles of incorporation, one Chairman should be elected among the Outside Directors and several Representative Directors may be elected among the Inside Directors by our board of directors’ resolution.

Inside Directors

Our current Inside Directors are:

			Years	Years		Expiration
		Responsibilities and	as	with		of Term of
Name	Position	Division	Director	POSCO	Age	Office

Chung, Joon-Yang	Chief Executive Officer and Representative Director	—	6	35	62	February 2012

Choi, Jong-Tae	President and Representative Director	Chief Financial and Planning Officer	2	36	60	February 2011

Park, Han-Yong	Senior Executive Vice President	Chief Staff Officer	0	31	59	February 2012

Oh, Chang-Kwan	Senior Executive Vice President	Head of Stainless Steel Business Division	0	32	57	February 2012

Kim, Jin-Il	Senior Executive Vice President	Head of Carbon Steel Business Division	0	35	57	February 2012

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA.

			Years
			as		Expiration of
Name	Position	Principal Occupation	Director	Age	Term of Office

Ahn, Charles	Presiding Director of the Board of Directors	Chairman of the Board, AhnLab, Inc.	5	48	February 2011
Sun, Wook	Director	Former CEO, Nongshim Co., Ltd.	5	65	February 2011
Park, Sang-Yong	Director	Professor, Yonsei University	2	59	February 2011
Yoo, Jang-Hee	Director	President, East Asian Economic Association	1	69	February 2012
Han, Joon-Ho	Director	CEO and Vice Chairman, Samchully Co., Ltd.	1	64	February 2012
Lee, Young-Sun	Director	President, Hallym University	1	62	February 2012
Kim, Byung-Ki	Director	Former President and Research Fellow, Samsung Economic Research Institute	1	60	February 2012
Lee, Chang-Hee	Director	Professor, Seoul National University	1	50	February 2012

The term of office of the Directors is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

			Years
			with
Name	Position	Responsibility and Division	POSCO	Age

Kwon, Young-Tae	Senior Executive Vice President	Raw Materials Procurement Dept.	35	60

			Years
			with
Name	Position	Responsibility and Division	POSCO	Age

Kim, Sang-Young	Senior Executive Vice President	Corporate Communication Dept.	23	58

Cho, Noi-Ha	Executive Vice President	Chief Technology Officer	32	57

Yoon, Yong-Won	Executive Vice President	Head of Growth and Investment Division	32	58

Park, Ki-Hong	Executive Vice President	Corporate Strategy Dept., Green Development Project Dept., Chief Risk Management Officer	4	52

Choo, Wung-Yong	Executive Vice President	General Superintendent (Technical Research Laboratories)	27	57

Yoo, Kwang-Jae	Executive Vice President	Stainless Steel Business Division	32	58

Kim, Joon-Sik	Executive Vice President	General Superintendent (Gwangyang Works)	29	56

Jang, Young-Ik	Executive Vice President	Stainless Steel Raw Materials Procurement Dept.	31	56

Cho, Bong-Rae	Executive Vice President	General Superintendent (Pohang Works)	30	57

Shin, Jung-Suk	Executive Vice President	Chief Marketing Officer	31	57

Baek, Sung-Kwan	Senior Vice President	Steel Business Dept. II	29	54

Lee, Kyung-Hoon	Senior Vice President	Environment and Energy Dept.	31	56

Jang, Sung-Hwan	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	29	55

Lee, Hoo-Geun	Senior Vice President	FINEX Research and Development Project Dept. (Pohang Works)	27	52

Woo, Jong-Soo	Senior Vice President	European Union Office	30	54

Kang, Chang-Gyun	Senior Vice President	Corporate Synergy Dept.	30	54

Lee, Jung-Sik	Senior Vice President	Technology Strategy Dept.	30	55

Suh, Young-Sea	Senior Vice President	Stainless Steel Marketing Dept.	26	54

Park, Myung-Kil	Senior Vice President	Procurement Service Center, Corporate Collaboration and Prosperity Dept.	24	51

Lee, Young-Hoon	Senior Vice President	Finance Dept.	24	50

Hwang, Eun-Yeon	Senior Vice President	Marketing Strategy Dept.	23	51

Kim, Yeung-Gyu	Senior Vice President	Human Resources and Innovation Dept.	27	55

Park, Kui-Chan	Senior Vice President	Dept. of External Affairs, Global Research and Development Center Project Dept.	3	53

Park, Sung-Ho	Senior Vice President	Deputy General Superintendent (Technical Research Laboratories)	27	53

Shin, Young-Kwan	Senior Vice President	Cold Rolled Products Marketing Dept.	25	52

Oh, In-Hwan	Senior Vice President	Automotive Flat Products Marketing Dept.	28	51

Yeon, Kyu-Sung	Senior Vice President	Deputy General Superintendent (Maintenance, Pohang Works)	25	51

Lee, Kyoung-Mok	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	28	54

Jeon, Woo-Sig	Senior Vice President	Strategic Business Dept.	24	50

Kim, Young-Hun	Senior Vice President	Corporate Future Creation Academy	28	52

Choi, Jeong-Woo	Senior Vice President	Corporate Audit Dept.	25	53

Cho, Sang-Ho	Senior Vice President	Magnesium Business Dept.	27	54

Lee, Myung-Chul	Senior Vice President	Energy Business Dept.	22	51

An, Tong-Il	Senior Vice President	Deputy General Superintendent (Maintenance, Gwangyang Works)	23	51

Yae, Jae-Hen	Senior Vice President	Labor and Outside Services Dept.	25	54

Choi, Kyu-Seok	Senior Vice President	Information Planning Dept.	24	52

Min, Kyung-Zoon	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Gwangyang Works)	26	52

Kim, Won-Ki	Senior Vice President	POSCO-South Asia Co., Ltd.	28	53

			Years
			with
Name	Position	Responsibility and Division	POSCO	Age

Nam, Sik	Senior Vice President	POSCO-Vietnam Co., Ltd.	27	53

Ko, Suk-Bum	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	25	52

Kim, Hag-Dong	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Gwangyang Works)	25	51

Kim, Sun-Won	Senior Vice President	Order Processing and Technical Service Dept.	27	52

Son, Gi-Jin	Senior Vice President	Corporate Contribution Dept.	27	50

Kim, Dong-Chul	Senior Vice President	Steel Business Dept. I	24	54

Kim, Jhi-Yong	Senior Vice President	Advanced Materials Business Dept.	17	48

Jeon, Cheol	Senior Vice President	Stainless Steel Production and Technology	27	53

Kim, Yong-Min	Senior Vice President	Zhangjiagang Pohang Stainless Steel Co., Ltd.	27	52

Lee, Young-Ki	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Pohang Works)	24	50

Yu, Seong	Senior Vice President	POSCO-Japan Co., Ltd.	24	53

Shin, Jae-Chul	Senior Vice President	Hot Rolled Products Marketing Dept.	24	49

Kim, Se-Hyun	Senior Vice President	Productivity Research Center	0	50

Oh, In-Kyung	Senior Vice President	Global Leadership Center	0	49

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 21.1 billion in 2009 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 5.5 billion in 2009.

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

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee comprises three Outside Directors, Han, Joon-Ho (committee chair), Lee, Young-Sun, Lee, Chang-Hee and one Inside Director, Park, Han-Yong. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee comprises four Outside Directors, Lee, Young-Sun (committee chair), Ahn, Charles, Yoo, Jang-Hee and Kim, Byung-Ki. The Evaluation and

Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is comprised of three Outside Directors, Yoo, Jang-Hee (committee chair), Han, Joon-Ho, Kim, Byung-Ki and two Inside Directors, Choi, Jong-Tae and Kim, Jin-Il. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee comprises five Inside Directors: Chung, Joon-Yang (committee chair), Choi, Jong-Tae, Park, Han-Yong, Oh, Chang-Kwan and Kim, Jin-Il. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Sun, Wook and Lee, Chang-Hee.

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

Related Party Transactions Committee

The Related Party Transaction Committee is comprised of three Outside Directors, Park, Sang-Yong (committee chair), Sun, Wook and Lee, Chang-Hee. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D.	Employees

As of December 31, 2009, we had 29,811 employees, including 13,295 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 29,730 employees, including 13,023 persons employed by our subsidiaries, as of December 31, 2008, and 28,543 employees, including 11,236 persons employed by our subsidiaries, as of December 31, 2007. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2009, only 15 of our employees were members of the POSCO labor union.

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

As of December 31, 2009, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 3.05% of our common stock in their employee accounts.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 16,303 common shares as of June 24, 2010, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by Directors and executive officers.

Shareholders	Number of Common Shares Owned

Yoon, Yong-Won	1,978
Choi, Jong-Tae	1,573
Chung, Joon-Yang	1,400
Kim, Hag-Dong	805
Cho, Noi-Ha	600
Yoo, Kwang-Jae	502
Kwon, Young-Tae	500
Oh, Chang-Kwan	400
Woo, Jong-Soo	391
Kim, Young-Hun	361
Min, Kyung-Zoon	330
Lee, Kyoung-Mok	322

Shareholders	Number of Common Shares Owned

Oh, In-Hwan	320
Yae, Jae-Hen	320
Son, Gi-Jin	320
Kim, Dong-Chul	320
Jeon, Cheol	320
Lee, Kyung-Hoon	319
Lee, Hoo-Geun	298
Lee, Jung-Sik	296
Park, Sung-Ho	296
Kim, Sang-Young	293
Cho, Sang Ho	281
Chang, Song-Hwan	260
Kim, Yong-Min	251
Kim, Sun-Won	243
Shin, Jae-Chul	243
Jang, Young-Ik	242
Nam, Sik	241
Suh, Young-Sea	236
Kim, Joon-Sik	232
Lee, Young-Ki	219
Baek, Sung-Kwan	207
Shin, Jung-Suk	205
Kim, Won-Ki	192
Yu, Seong	168
Kim, Jhi-Yong	143
Kim, Jin-Il	140
Hwang, Eun-Yeon	119
Choo, Wung-Yong	104
Cho, Bong-Rae	104
Choi, Jeong-Woo	100
Yeon, Kyu-Sung	95
Ko, Suk-Bum	95
Lee, Young-Hoon	78
Shin, Young-Kwan	67
Kim, Yeung-Gyu	50
Park, Kui-Chan	36
Park, Han-Yong	12

Total	16,303

Stock Options

The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of March 31, 2010. With respect to the options granted, we may elect either to issue shares of common stock, distribute treasury stock or pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted. Expiration date of options is seven years from the date on which the options are granted. All of the stock options below relate to our common stock.

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

		Exercise Period		Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Chung, Joon-Yang	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	4,900	0
Choi, Jong-Tae	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	9,037	0
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	1,921	0
Oh, Chang-Kwan	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
Kim, Jin-Il	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Ahn, Charles	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000
Sun, Wook	April 28, 2005	4/29/2007	4/28/2012	194,900	2,000	0	2,000

		Exercise Period		Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Kwon, Young-Tae	September 18, 2002	9/19/2004	9/18/2009	116,100	9,316	9,316	0
Kim, Sang-Young	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Cho, Noi-Ha	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Yoon, Yong-Won	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	10,000	0
Yoo, Kwang-Jae	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	10,000	0

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2009.

	Number of
	Shares
Shareholders	Owned	Percentage

National Pension Service (1)	4,733,593	5.43
Nippon Steel Corporation (2)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	2,817,800	3.23
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	2,000,000	2.29
Directors and executive officers as a group	14,489	0.02
Public(3)	60,590,974	69.50
POSCO (held in the form of treasury stock)	7,792,072	8.94
POSCO (held through treasury stock fund)	2,361,885	2.71

Total issued shares of common stock	87,186,835	100.00%

(1)	National Pension Service sold shares to decrease its number of shareholding from 4,733,593 (5.43%) as of December 31, 2009 to 4,427,612 (5.08%) as of January 26, 2010.

(2)	Held in the form of ADRs.

(3)	Includes ADRs.

As of December 31, 2009, there were 16,514,756 shares of common stock outstanding in the form of ADRs, representing 18.94% of the total issued and outstanding shares of common stock.

Item 7.B.	Related Party Transactions

We have issued guarantees of Won 577 billion as of December 31, 2007, Won 1,934 billion as of December 31, 2008 and Won 2,103 billion as of December 31, 2009, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 29 of Notes to Consolidated Financial Statements.

As of December 31, 2007, 2008 and 2009, we had no loans outstanding to our executive officers and Directors.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-105.

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

The National Tax Service conducts periodic comprehensive tax audits of companies operating in Korea. In June 2010, the National Tax Service began its latest round of comprehensive tax audit on us, which results have not been issued as of the date of this annual report.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2009. Of these shares, 77,032,878 shares were outstanding and 7,792,072 shares were held by us in treasury and 2,361,885 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

	Annual Dividend per		Average Total
	Common Stock to	Interim Dividend per	Dividend per
Year	Public	Common Stock	Common Stock
		(In Won)

2004	6,500	1,500	8,000
2005	6,000	2,000	8,000
2006	6,000	2,000	8,000
2007	7,500	2,500	10,000
2008	7,500	2,500	10,000
2009	6,500	1,500	8,000

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

Market Price Information

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the KRX KOSPI Market since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock since January 1, 2005.

	Price		Average Daily
	High	Low	Trading Volume
	(In Won)		(Number of
			Shares)

2005
First Quarter	225,500	176,500	285,371
Second Quarter	203,000	174,500	297,524
Third Quarter	240,500	182,000	281,567
Fourth Quarter	236,500	199,500	327,639
2006
First Quarter	251,500	196,500	420,095
Second Quarter	287,000	217,500	380,671
Third Quarter	254,000	225,500	270,661
Fourth Quarter	318,500	239,000	244,757
2007
First Quarter	395,000	286,500	296,883
Second Quarter	481,000	366,000	246,291
Third Quarter	673,000	443,500	298,177
Fourth Quarter	765,000	557,000	331,286
2008
First Quarter	575,000	437,000	334,157
Second Quarter	594,000	450,000	382,083
Third Quarter	544,000	410,000	389,984
Fourth Quarter	436,500	242,000	600,141
2009
First Quarter	430,000	303,000	389,081
Second Quarter	435,000	369,000	390,866
Third Quarter	519,000	420,000	324,403
Fourth Quarter	619,000	472,500	293,724
2010
First Quarter	625,000	516,000	255,173
January	625,000	536,000	270,987
February	558,000	516,000	229,990
March	565,000	528,000	262,546
Second Quarter (through June 24)	560,000	434,500	346,944
April	560,000	499,000	348,418
May	488,000	434,500	383,223
June (through June 24)	507,000	447,000	304,488

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York Mellon as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2009, 16,514,756 ADSs were outstanding, representing 18.94% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2005.

	Price		Average Daily
	High	Low	Trading Volume
	(In US$)		(Number of ADSs)

2005
First Quarter	54.85	41.22	866,811
Second Quarter	49.70	43.75	790,208
Third Quarter	57.08	44.12	606,928
Fourth Quarter	56.01	47.85	671,024
2006
First Quarter	63.80	48.97	812,089
Second Quarter	74.41	56.07	922,906
Third Quarter	66.88	58.59	760,752
Fourth Quarter	84.88	63.00	748,789
2007
First Quarter	106.88	76.49	770,003
Second Quarter	129.60	99.34	712,996
Third Quarter	184.54	124.50	809,315
Fourth Quarter	195.89	147.17	721,160
2008
First Quarter	147.74	108.41	418,434
Second Quarter	147.05	112.80	249,329
Third Quarter	133.73	88.35	294,629
Fourth Quarter	89.00	47.14	355,604
2009
First Quarter	79.11	47.14	212,268
Second Quarter	89.00	69.23	168,527
Third Quarter	108.08	80.73	491,455
Fourth Quarter	131.47	100.00	458,775
2010
First Quarter	140.10	108.23	429,700
January	140.10	112.95	515,886
February	120.30	108.23	386,190
March	124.96	115.16	394,445
Second Quarter (through June 24)	124.83	88.78	563,909
April	124.83	112.16	415,490
May	110.35	88.78	696,461
June (through June 24)	105.14	89.32	589,786

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

The Korean Securities Market

On January 27, 2005, the Korea Exchange was established pursuant to the Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the

KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a limited liability company, the shares of which are held by (i) investment brokers and investment dealers that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members most of the Korean investment brokers and investment dealers and some Korean branches of foreign investment brokers and investment dealers.

According to data published by the Korea Exchange, as of December 31, 2009, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,009 trillion, and the average daily trading volume of equity securities for 2009 was approximately 1,255 million shares with an average transaction value of Won 7,858 billion. The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every ten seconds, which is an index of all equity securities listed on the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
					Dividend	Price
					Yield (1)(2)	Earnings
Year	Opening	High	Low	Closing	(Percent)	Ratio (2)(3)

1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7
2010 (through June 24)	1,681.71	1,752.20	1,552.79	1,739.87	1.3	15.4

Source: The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each
	Period
	Number of					Average Daily Trading Volume, Value
	Listed	(Billions of		(Millions of		Thousands	(Millions of		(Thousands
Year	Companies	Won)		US$) (1)		of Shares	Won)		of US$) (1)

1985	342	~~W~~	6,570	US$	7,381	18,925	~~W~~	12,315	US$	13,834
1986	355		11,994		13,924	31,755		32,870		38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411
1991	686		73,118		96,107	14,022		214,263		281,629
1992	688		84,712		107,448	24,028		308,246		390,977
1993	693		112,665		139,420	35,130		574,048		710,367
1994	699		151,217		191,730	36,862		776,257		984,223
1995	721		141,151		182,201	26,130		487,762		629,613
1996	760		117,370		139,031	26,571		486,834		576,680
1997	776		70,989		50,162	41,525		555,759		392,707
1998	748		137,799		114,091	97,716		660,429		546,803
1999	725		349,504		305,137	278,551		3,481,620		3,039,655
2000	704		188,042		149,275	306,163		2,602,211		2,065,739
2001	689		255,850		192,934	473,241		1,997,420		1,506,237
2002	683		258,681		215,496	857,245		3,041,598		2,533,815
2003	684		355,363		296,679	542,010		2,216,636		1,850,589
2004	683		412,588		395,275	372,895		2,232,109		2,138,445
2005	702		655,075		646,158	467,629		3,157,662		3,114,679
2006	731		704,588		757,948	279,096		3,435,180		3,695,331
2007	745		951,900		1,016,770	363,741		5,539,653		5,917,168
2008	763		576,888		458,758	352,599		3,211,039		2,553,510
2009	770		887,935		762,503	485,657		5,595,552		4,976,859
2010 (through June 24)	770		931,743		840,923	423,010		5,684,746		5,130,637

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and under the regulations set forth in the Financial Investment Services and Capital Markets Act. In July 2007, the National Assembly of Korea enacted the Financial Investment Services and Capital Markets Act. The Financial Investment Services and Capital Markets Act, which came into effect on February 4, 2009, comprehensively regulates the Korean capital markets, the financial investment business (including collective investment businesses and trust businesses) and financial investment products (such as securities and derivatives). The FSCMA imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. The FSCMA regulates the operation and monitoring of the securities and derivatives markets.

Protection of Customer’s Interest in Case of Insolvency of Investment Brokers or Investment Dealers

Under Korean law, the relationship between a customer and an investment broker or an investment dealer in connection with a securities sell or buy order is deemed to be a consignment and the securities acquired by a consignment agent (i.e., the investment broker or the investment dealer) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving an investment broker or an investment dealer, the customer of the investment broker or the investment dealer is entitled to the proceeds of the securities sold by the investment broker or the investment dealer.

When a customer places a sell order with an investment broker or an investment dealer that is not a member of the KRX KOSPI Market or the KRX KOSDAQ Market and this investment broker or investment dealer places a sell order with another investment broker or investment dealer that is a member of the KRX KOSPI Market or the KRX KOSDAQ Market, the customer is still entitled to the proceeds of the securities sold and received by the non- member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Financial Investment Services and Capital Markets Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by members of the KRX KOSPI Market or the KRX KOSDAQ Market. If an investment broker or an investment dealer that is a member of the KRX KOSPI Market or the KRX KOSDAQ Market breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with an investment broker or an investment dealer is regarded as belonging to the investment broker or investment dealer, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the investment broker or the investment dealer if a bankruptcy or rehabilitation procedure is instituted against the investment broker or the investment dealer and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million of cash deposited with an investment broker or an investment dealer in case of the investment broker or the investment dealer’s bankruptcy, liquidation, cancellation of investment broker or investment dealer license or other insolvency events. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, investment brokers or investment dealers are required to deposit the cash received from its customers at the securities finance company established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by investment brokers or investment dealers is prohibited. The premiums related to this insurance are paid by investment brokers or investment dealers.

Clearance and Settlement

The settlement of trades on the Korea Exchange is required to be handled by a settlement agency of the Korea Exchange. The Korea Securities Depository is the institution commissioned by the Korea Exchange to handle all such settlement of trades. The settlement of trades on the Korea Exchange takes place through a clearance and settlement procedure. The Korea Exchange has adopted the multilateral netting system and carries out the clearance of the trades by netting the sales and purchases of each Korea Securities Depository participant. The Korea Exchange is required to provide the daily net settlement results of the trades to the Korea Securities Depository one business day after the day of the sale and purchase contract. The Korea Securities Depository then handles settlement of the securities and the funds based on the information received from the Korea Exchange. The securities are settled through book-entry changes in the accounts of Korea Securities Depository participants and the funds are settled by transfer to an account at a bank designated by the Korea Securities Depository. Settlement of trades is generally required to take place on the third day following the day of the sale and purchase contract.

Item 9.D.	Selling Shareholders

Not applicable

Item 9.E.	Dilution

Not applicable

Item 9.F.	Expenses of the Issuer

Not applicable

Item 10.	Additional Information

Item 10.A.	Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2009, 87,186,835 Common Shares were issued, of which 7,792,072 shares were held by us in treasury and an additional 2,361,885 shares were held by our treasury stock fund. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2009, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 3.05% of our common stock in their employee accounts.

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

Shares and ADSs

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively, “Foreign Exchange Transaction Laws”) and the Foreign Investment Promotion Law regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities subject to procedural requirements in accordance with these laws. The FSC has also adopted, pursuant to its authority under the FSCMA, regulations that restrict investment by foreigners in Korean securities.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status and the purpose (whether or not to exert an influence on management control over the issuer) of the holdings to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Exchange within five business days from the date of the change. However, the reporting deadline of such reporting requirement is extended to the tenth day of the month immediately following the month of such change in their shareholding for (1) professional investors, as defined under the FSCMA, or (2) persons who hold shares for purposes other than management control. Those who report the purpose of shareholding as management control of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to their report under the FSCMA.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of non-reported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a company’s shares accounts for 10% or more of the total issued and outstanding shares with voting rights (a “major stockholder”) must report the status of his or her shareholding to the Securities and Futures Commission and the Korea Exchange within five business days after he or she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the Korea Exchange by the fifth business day of any changes in his or her shareholding. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Under the KRX regulations, if a company listed on the KRX KOSPI Market has submitted public disclosure of material matters to a foreign financial investment supervisory authority pursuant to the laws of the foreign jurisdiction, then it must submit a copy of the public disclosure and a Korean translation thereof to the Korea Exchange. In addition, if a company listed on the KRX KOSPI Market is approved for listing on a foreign stock exchange or determined to be de-listed from the foreign stock exchange or actually lists on, or de-lists from, a foreign stock exchange, then it must submit to the Korea Exchange a copy, together with a Korean translation thereof, of all documents submitted to, or received from, the relevant foreign government, supervisory authority or stock exchange.

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market only through the KRX KOSPI Market, except in limited circumstances, including, among others:

•	odd-lot trading of shares;

•	acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded with certain exceptions;

•	shares acquired by direct investment as defined in the Foreign Investment Promotion Law;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•	acquisition and disposal of shares through overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s length transactions between foreigners, if all of such foreigners belong to an investment group managed by the same person.

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

Shares or ADSs

Dividends on the Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 22.0% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See the discussion under ‘‘— Tax Treaties” below for an additional explanation on treaty benefits.

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

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of common stock or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	subject to U.S. federal income tax on a net income basis with respect to income from the share of common stock or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 or 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you generally may claim a credit, up to any applicable reduced rates provided under the Treaty, against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, provided that you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the relevant tax year and subject to generally applicable limitations under U.S. tax law. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain hedged positions in securities and may not be allowed in respect of arrangements in which your expected economic profit is insubstantial. You may not be able to use the foreign tax credit associated with any Korean withholding tax imposed on a distribution of additional shares that is not subject to U.S. tax unless you can use the credit against United States tax due on other foreign-source income.

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

As of December 31, 2009, we had entered into swap contracts, currency forward contracts and currency future contracts. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 23 of Notes to Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2009, we entered into one interest rate swap contract.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2009 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2009		December 31, 2008
								Fair		Fair
	2010	2011	2012	2013	2014	Thereafter	Total	Value	Total	Value
	(In billions of Won except rates)

Local currency:
Fixed rate	1,165	1,276	706	517	575	326	4,565	4,631	2,904	2,909
Average weighted rate (1)	3.71%	5.43%	5.38%	6.41%	5.36%	5.79%	5.11%	—	5.64%	—
Variable rate	8	71	8	9	9	49	153	145	833	643
Average weighted rate (1)	5.60%	3.08%	2.52%	2.52%	2.52%	2.52%	2.94%	—	4.98%	—

Sub-total	1,172	1,347	713	526	585	375	4,719	4,775	3,738	3,552

Foreign currency, principally Dollars and Yen:
Fixed rate	2,735	333	265	987	822	374	5,517	5,536	5,649	5,443
Average weighted rate (1)	2.56%	3.31%	4.86%	2.39%	8.71%	5.69%	3.81%	—	3.17%	—
Variable rate	105	1,037	—	929	—	6	2,077	2,069	1,609	14
Average weighted rate (1)	0.72%	2.10%	—	0.86%	—	2.25%	1.48%	—	2.31%	—

Sub-total	2,840	1,370	265	1,917	822	380	7,594	7,605	7,258	5,457

Total	4,013	2,717	978	2,443	1,407	755	12,313	12,380	10,996	9,010

(1)	Weighted average rates of the portfolio at the period end.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. The long-term contracts to purchase iron ore and coal generally provide for annual adjustments to the purchase prices to be determined through negotiation between the supplier and us, which are typically retroactively implemented starting on April 1 of each year. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. As of December 31, 2009, 364 million tons of iron ore and 59 million tons of coal remained to be purchased under long-term supply contracts.

Increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. A 5% increase in the price of coal, iron ore and liquefied natural gas in 2009 would have increased our operating expenses by Won 467 billion in 2009.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. As of December 31, 2009, we hold a 2.88% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2008) and a 3.50% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

Item 12.	Description of Securities Other than Equity Securities

Not applicable

Item 12.A.	Debt Securities

Not applicable

Item 12.B.	Warrants and Rights

Not applicable

Item 12.C.	Other Securities

Not applicable

Item 12.D.	American Depositary Shares

Fees and Charges

Under the terms of the deposit agreement, holders of our ADSs are required to pay the following service fees to the depositary:

Services	Fees

Issuance of ADSs upon deposit of shares	Up to $0.05 per ADS issued
Delivery of deposited shares against surrender of ADSs	Up to $0.05 per ADS surrendered
Distribution delivery of ADSs pursuant to sale or exercise of rights	Up to $0.05 per ADS held
Distributions of dividends	Up to $0.02 per ADS held
Distribution of securities other than ADSs	A fee equivalent to the fee that would be payable if securities distributed had been shares and such shares had been deposited for issuance of ADSs.
Other corporate action involving distributions to shareholders
1. As necessary for taxes and other governmental charges that the depositary or the custodian have to pay on any ADS or share underlying an ADS (for example, stock transfer taxes, stamp duty or withholding taxes).

2. As necessary for any charges incurred by the depositary or its agents for servicing the deposited securities.

Holders of our ADSs are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

Depositary fees payable upon the issuance and surrender of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for surrender. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Korea Securities Depositary, or KSD), the depositary generally collects its fees through the systems provided by KSD (whose nominee is the registered holder of the ADSs held in KSD) from the brokers and custodians holding ADSs in their KSD accounts. The brokers and custodians who hold their clients’ ADSs in KSD accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to such holder of ADSs.

The fees and charges that holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary. Holders of our ADSs will receive prior notice of such changes.

Fees and Payments from the Depositary to Us

In 2009, we received the following payments from the depositary:

Reimbursement of NYSE listing fees:	$69,479.67

Reimbursement of London Stock Exchange listing fees:	$24,445.49

Reimbursement of Tokyo Stock Exchange fees:	$46,587.99

Reimbursement of proxy process expenses (printing, postage and distribution):	$84,522.78

Contributions toward our investor relations efforts:	$165,078.78

In addition, as part of its service to us, the depositary waives its fees for the standard costs associated with the administration of the ADS facility, associated operating expenses, investor relations advice and access to an internet-based tool used in our investor relations activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

a.	Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2009, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

At our annual general meeting of shareholders in February 2010, our shareholders elected the following three members to the audit committee: Park, Sang-Yong (committee chair), Sun, Wook and Lee, Chang-Hee. The board of directors has approved this newly elected audit committee. Park, Sang-Yong is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG Samjong in 2008 and 2009:

	For the Year Ended December 31,
	2008		2009
	(In millions of Won)

Audit fees	~~W~~	2,539	3,122
Audit-related fees		—	—
Tax fees		254	674
Other fees		200	51

Total fees	~~W~~	2,993	3,847

Audit fees in 2009 as set forth in the above table are the aggregate fees billed by KPMG Samjong, the Korean member firm of KPMG International, in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2009 as set forth in the above table are the aggregate fees billed by KPMG Samjong for due diligence service related to an acquisition project, accounting advisory service on consolidation and general consultation on financial accounting and reporting standards.

Tax fees in 2009 as set forth in the above table are fees billed by KPMG Samjong for our tax compliance and tax planning, as well as tax planning and preparation of other related companies.

Other fees in 2009 as set forth in the above table are fees billed by KPMG Samjong primarily related to review of financial information on potential investment projects.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2009:

			Total Number of	Maximum Number
	Total Number of	Average Price	Shares Purchased	of Shares that May
	Shares	Paid Per Share (In	as Part of Publicly	Yet Be Purchased
Period	Purchased	Won)	Announced Plans	Under the Plans

January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	—	—	—	—

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 8 out of 13 directors are Outside Directors. Under our articles of incorporation, we may have up to five Inside Directors and eight Outside Directors.

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors	We have not established a separate nomination corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Inside Director.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors	We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session

Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee

Listed companies must have an audit committee that is composed of minimum of three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act	We maintain an Audit Committee comprised of three Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan	We currently have an Employee Stock Ownership Program. We previously provided a stock options program for officers and directors, as another equity compensation plan. However, during our annual shareholders’ meeting in February 2006, our shareholders resolved to terminate the stock option program and amended our articles of incorporation to delete the provision allowing grant of stock options to officers and directors. Consequently, since February 24, 2006, we have not granted stock options to officers and directors. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at www.posco.com.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.com.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	—	Articles of Incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into United States dollars on the basis set forth in note 2 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2010 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
June 23, 2010

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting

The Board of Directors and Shareholders
POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2009, and the related consolidated statements of income, changes in equity and cash flows for the year then ended, and our report dated June 23, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
June 23, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
POSCO:

In our opinion, the consolidated statements of income, of changes in equity and of cash flows for the year ended December 31, 2007 present fairly, in all material respects, the results of operations and cash flows of POSCO and its subsidiaries for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

/s/  Samil PricewaterhouseCoopers
Seoul, Republic of Korea
June 10, 2008

Samil PricewaterhouseCoopers
LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com

Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). “PricewaterhouseCoopers” and “PwC” refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.

POSCO and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2009 and 2008

				(note 2)
	2009		2008	2009
	(In millions of Korean Won and thousands of US dollar)

Assets
Cash and cash equivalents, net of government grants (note 3)	~~W~~	2,196,731	2,490,264	$1,881,407
Short-term financial instruments (note 3)		5,820,447	1,827,450	4,984,966
Trading securities (note 4)		505,811	1,238,261	433,206
Current portion of investment securities, net (note 7)		56,463	51,501	48,358
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (note 5)		5,145,022	5,894,093	4,406,495
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (note 5)		447,693	538,510	383,430
Advance payments		588,354	1,033,513	503,900
Inventories (notes 6 and 30)		5,152,839	8,661,721	4,413,188
Deferred income tax assets (note 25)		404,401	109,578	346,353
Other current assets, net of allowance for doubtful accounts (note 11)		316,389	352,742	270,975

Total current assets		20,634,150	22,197,633	17,672,278
Property, plant and equipment (notes 8 and 30)		47,506,269	42,230,169	40,687,110
Less accumulated depreciation		(25,666,484)	(24,161,070)	(21,982,258)

Property, plant and equipment, net		21,839,785	18,069,099	18,704,852
Investment securities, net (note 7)		6,211,966	5,177,482	5,320,287
Intangible assets, net (notes 9 and 30)		629,969	723,767	539,542
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (note 5)		15,685	23,264	13,434
Long-term loans receivable, net of allowance for doubtful accounts and present value discount (note 5)		103,607	80,287	88,735
Deferred income tax assets (note 25)		294,441	317,023	252,176
Guarantee deposits		51,269	65,540	43,910
Long-term financial instruments (note 3)		18,634	16,462	15,959
Other long-term assets, net of allowance for doubtful accounts and present value discount (note 11)		512,242	290,725	438,712

Total non-current assets		29,677,598	24,763,649	25,417,607

Total assets	~~W~~	50,311,748	46,961,282	$43,089,885

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2009 and 2008

				(note 2)
	2009		2008	2009
	(In millions of Korean Won and thousands of US dollar)

Liabilities
Trade accounts and notes payable	~~W~~	2,734,900	3,070,436	$2,342,326
Short-term borrowings (note 12)		3,225,801	3,254,355	2,762,762
Current portion of long-term debts, net of discount on debentures issued (note 12)		786,887	770,142	673,936
Accrued expenses		344,274	237,917	294,856
Other accounts and notes payable		642,446	579,853	550,228
Withholdings		200,894	126,538	172,057
Income tax payable		393,719	2,083,472	337,204
Advances received		811,644	597,514	695,139
Deferred income tax liabilities (note 25)		71	—	62
Other current liabilities (note 15)		134,182	289,165	114,922

Total current liabilities		9,274,818	11,009,392	7,943,492
Long-term debts, net of current portion and discount on debentures issued (note 13)		8,229,781	6,895,862	7,048,459
Accrued severance benefits, net (note 14)		300,421	383,718	257,298
Deferred income tax liabilities (note 25)		531,927	70,363	455,573
Other long-term liabilities (note 15)		310,487	257,742	265,919

Total non-current liabilities		9,372,616	7,607,685	8,027,249

Total liabilities		18,647,434	18,617,077	15,970,741
Parent shareholders’ equity
Capital stock (notes 1 and 17)		482,403	482,403	413,158
Capital surplus (note 18)		4,446,032	4,319,083	3,807,838
Capital adjustments, net (note 21)		(2,410,668)	(2,509,081)	(2,064,635)
Accumulated other comprehensive income (loss)		455,471	(21,986)	390,091
Retained earnings (note 19)		27,935,726	25,393,246	23,925,767

		30,908,964	27,663,665	26,472,219
Non controlling interest		755,350	680,540	646,925

Total shareholders’ equity		31,664,314	28,344,205	27,119,144

Total liabilities and shareholders’ equity	~~W~~	50,311,748	46,961,282	$43,089,885

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2009, 2008 and 2007

					(note 2)
	2009		2008	2007	2009
	(In millions of Korean Won and thousands of US dollar
	except per share information)

Sales (note 30)	~~W~~	36,855,001	41,742,636	31,607,741	$31,564,749
Cost of goods sold (note 30)		31,037,425	32,562,339	24,902,663	26,582,241

Gross profit		5,817,576	9,180,297	6,705,078	4,982,508
Selling and administrative expenses (notes 24 and 30)		1,949,414	2,006,368	1,785,217	1,669,591

Operating income		3,868,162	7,173,929	4,919,861	3,312,917

Non-operating income (note 30)
Interest and dividend income		351,553	362,309	234,841	301,090
Gain on foreign currency transactions		814,758	1,078,243	158,346	697,806
Gain on foreign currency translation		541,007	122,287	19,179	463,350
Gain on valuation of trading securities		5,811	16,535	16,039	4,977
Gain on disposal of trading securities		21,298	55,056	57,236	18,241
Gain on disposal of property, plant and equipment		82,000	14,392	15,182	70,230
Gain on valuation of derivatives		51,101	346,932	12,741	43,766
Gain on derivative transactions		77,879	41,575	17,689	66,699
Equity in earnings of equity method accounted investees		75,250	32,931	71,563	64,448
Gain on recovery of allowance for doubtful accounts		7,736	19,116	41,124	6,625
Reversal of stock compensation expense		—	55,155	—	—
Gain on disposal of other long-term assets		234,314	48,141	26,442	200,680
Others		99,686	177,204	148,125	85,378

		2,362,393	2,369,876	818,507	2,023,290

Non-operating expenses (note 30)
Interest expense		532,090	344,686	239,913	455,713
Other bad debt expense		11,253	23,269	16,335	9,638
Loss on disposal of trading securities		1,164	1,243	37	997
Loss on valuation of trading securities		21	3,870	440	18
Loss on foreign currency transactions		884,347	1,207,257	130,679	757,406
Loss on foreign currency translation		105,219	933,086	65,432	90,116
Loss on derivative transactions		67,697	103,739	6,312	57,979
Loss on valuation of derivatives		94,346	288,655	3,617	80,803
Donations		128,925	142,570	197,366	110,418
Loss on impairment of investments		285,961	120,840	11,542	244,913
Loss on disposal of property, plant and equipment		54,992	53,823	43,544	47,098
Loss on impairment of intangible assets		50,493	45,890	—	43,245
Equity in losses of equity method accounted investees		82,130	56,795	28,929	70,341
Others		192,642	122,443	95,291	164,993

		2,491,280	3,448,166	839,437	2,133,677

Net income before income tax expense and net income (loss) of consolidated subsidiaries before acquisition		3,739,275	6,095,639	4,898,931	3,202,530
Income tax expense (note 25 and 30)		(535,996)	(1,733,983)	(1,274,226)	(459,058)
Net income (loss) of consolidated subsidiaries before acquisition (note 30)		(39,032)	11,552	(53,259)	(33,429)

Net income	~~W~~	3,242,311	4,350,104	3,677,964	$2,776,901

Net income attributable to controlling interest	~~W~~	3,218,425	4,378,751	3,558,660	$2,756,444
Net income (loss) attributable to non controlling interest (note 30)	~~W~~	23,886	(28,647)	119,304	$20,457
Basic and diluted earnings per share (note 26) (in Korean Won and US Dollar)	~~W~~	41,982	58,002	46,854	$36

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2009, 2008 and 2007

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non Controlling
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean Won)

Balance as of January 1, 2007	~~W~~	482,403	4,035,273	(1,678,229)	209,754	18,863,333	489,208	22,401,742
Net income		—	—	—	—	3,558,660	119,304	3,677,964
Effect of changes in scope of consolidation		—	37	—	—	—	62,024	62,061
Effect of changes in percentage of ownership of investees		—	(5,500)	—	—	—	—	(5,500)
Dividends		—	—	—	—	(655,099)	—	(655,099)
Changes in treasury stock		—	175,231	(1,045,274)	—	—	—	(870,043)
Gain on valuation of available-for-sale securities, net		—	—	—	498,711	—	—	498,711
Changes in capital adjustments of equity method accounted investees		—	—	—	(7,455)	—	—	(7,455)
Foreign currency translation adjustments		—	—	—	87,957	—	—	87,957
Loss on valuation of derivatives		—	—	—	(4,034)	—	—	(4,034)
Effect of changes in percentage of non controlling interest		—	—	—	—	—	16,380	16,380
Others		—	(28,449)	(3,644)	—	408	(53,259)	(84,944)

Balance as of December 31, 2007	~~W~~	482,403	4,176,592	(2,727,147)	784,933	21,767,302	633,657	25,117,740

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2009, 2008 and 2007

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non Controlling
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean Won)

Balance as of January 1, 2008	~~W~~	482,403	4,176,592	(2,727,147)	784,933	21,767,302	633,657	25,117,740
Net income		—	—	—	—	4,378,751	(28,647)	4,350,104
Effect of changes in scope of consolidation		—	—	—	—	—	31,518	31,518
Effect of changes in percentage of ownership of investees		—	20,194	—	—	—	—	20,194
Dividends		—	—	—	—	(755,037)	—	(755,037)
Changes in treasury stock		—	121,938	213,951	—	—	—	335,889
Unrealized loss on available-for-sale securities, net		—	—	—	(1,276,043)	—	—	(1,276,043)
Changes in capital adjustments of equity method accounted investees		—	—	—	37,575	—	—	37,575
Foreign currency translation adjustments		—	—	—	438,314	—	—	438,314
Loss on valuation of derivatives		—	—	—	(6,765)	—	—	(6,765)
Effect of changes in percentage of non controlling interest		—	—	—	—	—	39,726	39,726
Others		—	359	4,115	—	2,230	4,286	10,990

Balance as of December 31, 2008	~~W~~	482,403	4,319,083	(2,509,081)	(21,986)	25,393,246	680,540	28,344,205

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2009, 2008 and 2007

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non Controlling
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean Won)

Balance as of January 1, 2009	~~W~~	482,403	4,319,083	(2,509,081)	(21,986)	25,393,246	680,540	28,344,205
Net income		—	—	—	—	3,218,425	23,886	3,242,311
Effect of changes in scope of consolidation		—	—	—	—	—	25,437	25,437
Effect of changes in percentage of ownership of investees		—	9,607	—	—	—	—	9,607
Dividends		—	—	—	—	(689,129)	—	(689,129)
Changes in treasury stock		—	117,291	98,751	—	—	—	216,042
Unrealized gain on available-for-sale securities, net		—	—	—	583,012	—	—	583,012
Changes in capital adjustments of equity method accounted investees		—	—	—	10,002	—	—	10,002
Foreign currency translation adjustments		—	—	—	(126,357)	—	—	(126,357)
Loss on valuation of derivatives		—	—	—	10,800	—	—	10,800
Effect of changes in percentage of non controlling interest		—	—	—	—	—	30,704	30,704
Others		—	51	(338)	—	13,184	(5,217)	7,680

Balance as of December 31, 2009	~~W~~	482,403	4,446,032	(2,410,668)	455,471	27,935,726	755,350	31,664,314

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2009, 2008 and 2007

	Capital	Capital	Capital	Accumulated Other	Retained	Non Controlling
	Stock	Surplus	Adjustments	Comprehensive (Loss)	Earnings	Interest	Total
	(In thousands of US dollar)

Balance as of January 1, 2009	$413,158	3,699,112	(2,148,922)	(18,830)	21,748,241	582,854	24,275,613
Net income	—	—	—	—	2,756,444	20,457	2,776,901
Effect of changes in scope of consolidation	—	—	—	—	—	21,786	21,786
Effect of changes in percentage of ownership of investees	—	8,228	—	—	—	—	8,228
Dividends	—	—	—	—	(590,210)	—	(590,210)
Changes in treasury stock	—	100,454	84,576	—	—	—	185,030
Unrealized gain on available-for-sale securities, net	—	—	—	499,324	—	—	499,324
Changes in capital adjustments of equity method accounted investees	—	—	—	8,566	—	—	8,566
Foreign currency translation adjustments	—	—	—	(108,219)	—	—	(108,219)
Loss on valuation of derivatives	—	—	—	9,250	—	—	9,250
Effect of changes in percentage of non controlling interest	—	—	—	—	—	26,297	26,297
Others	—	44	(289)	—	11,292	(4,469)	6,578

Balance as of December 31, 2009	$413,158	3,807,838	(2,064,635)	390,091	23,925,767	646,925	27,119,144

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
For the years Ended December 31, 2009, 2008 and 2007

					(note 2)
	2009		2008	2007	2009
	(In millions of Korean Won and thousands of US dollar)

Cash flows from operating activities
Net income	~~W~~	3,242,311	4,350,104	3,677,964	$2,776,901

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,552,777	2,379,291	2,126,729	2,186,346
Accrual of severance benefits		79,186	314,156	211,758	67,819
Provision for doubtful accounts, net		45,537	28,186	37,237	39,002
Loss (gain) on derivatives transaction, net		(10,182)	62,165	(11,377)	(8,720)
Loss (gain) on foreign currency translation, net		(462,724)	750,464	49,334	(396,303)
Loss on impairment of investments		285,961	120,840	11,542	244,913
Loss (gain) on disposal of property, plant and equipment, net		(27,008)	39,431	28,362	(23,132)
Loss on impairment of intangible assets, net		50,493	45,890	—	43,245
Gain on disposal of trading securities, net		(20,134)	(53,813)	(57,199)	(17,245)
Gain on valuation of trading securities, net		(5,790)	(12,665)	(15,599)	(4,959)
Gain on valuation of derivatives, net		43,245	(58,277)	(9,124)	37,037
Equity in earnings (losses) of equity method accounted investees, net		6,880	23,864	(42,634)	5,892
Other employee benefits		6,822	71,070	66,827	5,843
Net income (loss) of consolidated subsidiaries before acquisition		(39,032)	11,552	(53,259)	(33,429)
Stock compensation expense, net		36,100	(55,155)	123,881	30,919
Others		(62,605)	64,615	61,738	(53,619)

		2,479,526	3,731,614	2,528,216	2,123,609

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		713,418	(1,538,854)	(613,548)	611,012
Decrease (increase) in inventories		3,344,506	(3,393,710)	(461,226)	2,864,428
Decrease (increase) in other accounts and notes receivable		97,462	(222,706)	67,929	83,472
Increase in accrued income		(5,092)	(11,914)	(15,218)	(4,361)
Decrease (increase) in advance payments		426,459	(586,601)	(70,847)	365,244
Decrease (increase) in prepaid expenses		32,837	(11,468)	(23,658)	28,123
Increase (decrease) in trade accounts and notes payable		(296,400)	609,200	561,078	(253,854)
Increase in other accounts and notes payable		55,564	7,829	164,460	47,588
Increase (decrease) in advances received		247,127	215,491	(16,884)	211,654
Increase (decrease) in accrued expenses		110,736	94,716	(108,184)	94,841
Increase (decrease) in income tax payable		(1,677,482)	1,146,204	162,806	(1,436,693)
Deferred income tax, net		(23,475)	(432,528)	(20,127)	(20,105)
Payment of severance benefits		(144,007)	(125,374)	(64,975)	(123,336)
Increase in group severance insurance deposits		(19,913)	(141,807)	(147,366)	(17,054)
Increase (decrease) in other current liabilities		(107,223)	28,816	(13,055)	(91,831)
Others		156,500	(31,997)	(54,105)	134,036

		2,911,017	(4,394,703)	(652,920)	2,493,164

Net cash provided by operating activities		8,632,854	3,687,015	5,553,260	7,393,674

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
For the years Ended December 31, 2009, 2008 and 2007

					(note 2)
	2009		2008	2007	2009
	(In millions of Korean Won and thousands of US dollar)

Cash flows from investing activities
Acquisition of trading securities	~~W~~	(2,061,180)	(7,058,161)	(8,173,811)	$(1,731,055)
Acquisition of short-term financial instruments		(11,946,832)	(5,098,326)	(2,678,616)	(10,231,956)
Acquisition of available-for-sale securities		(553,486)	(1,357,622)	(1,179,114)	(474,038)
Acquisition of property, plant and equipment		(6,406,503)	(4,093,313)	(2,892,247)	(5,486,899)
Acquisition of intangible assets		(101,202)	(131,107)	(81,946)	(86,675)
Acquisition of other long-term assets		(95,821)	(122,700)	(160,098)	(82,067)
Short-term loans provided		(94,042)	(79,876)	(50,687)	(80,543)
Long-term loans provided		(32,239)	(285,654)	(24,235)	(27,612)
Payment for business acquisition, net of cash acquired		(80,380)	(279,031)	(1,335)	(68,842)
Disposal of trading securities		2,823,359	7,008,770	9,064,842	2,383,829
Disposal of short-term financial instruments		7,934,977	5,045,613	1,705,169	6,795,972
Disposal of available-for-sale securities		201,395	26,752	9,412	172,486
Disposal of long-term financial instruments		1,824	279,610	34,555	1,562
Disposal of interest in subsidiaries		244,785	—	—	209,648
Disposal of property, plant and equipment		378,978	53,773	34,958	324,578
Collection on short-term loans		29,655	191,251	108,221	25,398
Others		39,783	97,252	21,220	34,075

Net cash used in investing activities		(9,716,929)	(5,802,769)	(4,263,712)	(8,322,139)

Cash flows from financing activities
Proceeds from short-term borrowings		5,828,483	10,233,819	6,811,282	4,991,849
Proceeds from long-term debt		2,695,932	3,454,625	1,054,138	2,308,952
Proceeds from other long-term liabilities		96,279	49,851	37,060	82,459
Disposal of treasury stock		249,124	364,753	406,991	213,365
Repayment of current portion of long-term debt		(763,504)	(491,635)	(278,699)	(653,908)
Repayment of short-term borrowings		(5,836,058)	(9,042,662)	(6,599,799)	(4,998,337)
Repayment of long-term debt		(585,629)	(369,348)	(248,087)	(501,567)
Payment of cash dividends		(689,129)	(755,037)	(655,099)	(590,210)
Acquisition of treasury stock		—	(36,832)	(1,291,362)	—
Repayment of other long-term liabilities		(60,651)	(38,145)	(94,072)	(51,945)
Others		(72,749)	(252,807)	(143,209)	(62,307)

Net cash used in financing activities		862,098	3,116,582	(1,000,856)	738,351

Effect of exchange rate changes on cash and cash equivalents		(40,865)	141,536	30,901	(34,999)

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		(28,699)	55,519	36,815	(24,580)

Net increase in cash and cash equivalents		(291,541)	1,197,883	356,407	(249,693)
Cash and cash equivalents
Cash and cash equivalent at beginning of the year		2,490,711	1,292,828	936,421	2,133,189

Cash and cash equivalent at end of the year (note 3)	~~W~~	2,199,170	2,490,711	1,292,828	$1,883,496

Supplemental cash flow information for the years ended December 31 is as follows:

	2009		2008	2007	2009
	(In millions of Korean Won and thousands of US Dollar)

Cash paid for interest	~~W~~	487,472	319,224	229,113	$417,499
Cash paid for income taxes		2,266,055	1,028,588	1,107,888	1,940,780

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

1.	Consolidated Companies

General descriptions of POSCO, the controlling company, and its controlled subsidiaries (Collectively the “Company”), which consist of 30 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. and 50 foreign subsidiaries, whose accounts are included in the consolidated financial statements, and 35 equity-method investees, which are excluded from the consolidation, are as follows:

The Controlling Company

POSCO, the controlling company, is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO operates two plants (Pohang mill and Gwangyang mill) and one office in Korea, and seven overseas liaison offices.

As of December 31, 2009, POSCO’s shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Service	4,733,593	5.43
Nippon Steel Corporation (*1)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	2,817,800	3.23
SK Telecom Co., Ltd.	2,481,310	2.85
Shinhan Financial Group Co., Ltd. (*2)	2,297,551	2.64
Others	70,461,869	80.81

	87,186,835	100.00

(*1)	Nippon Steel Corporation has American Depository Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share and has par value of ~~W~~5,000 per share.

(*2)	Includes number of shares held by its subsidiaries.

As of December 31, 2009, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, London and Tokyo Stock Exchanges.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Consolidated Subsidiaries

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2009:

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

Domestic

POSCO E & C Co., Ltd.	Engineering and construction	30,473,000	27,281,080	—	27,281,080	89.53	—	Pohang

Posteel Co.,Ltd.	Steel sales and service	18,000,000	17,155,000	—	17,155,000	95.31	—	Seoul

POSCON Co., Ltd.	Electronic control devices manufacturing	3,519,740	3,098,610	—	3,098,610	88.04	—	Pohang

POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	6,000,000	3,412,000	—	3,412,000	56.87	—	Pohang

POSCO Plant Engineering Co., Ltd. (formerly, POSCO Machinery & Engineering Co., Ltd.)	Steel work maintenance and machinery installation	1,700,000	1,700,000	—	1,700,000	100.00	—	Pohang

POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.)	Computer hardware and software distribution	81,551,600	50,440,720	—	50,440,720	61.85	—	Sungnam

POSCO Research Institute	Economic research and consulting	3,800,000	3,800,000	—	3,800,000	100.00	—	Seoul

Seung Kwang Co., Ltd.	Athletic facilities operation	3,945,000	2,737,000	1,208,000	3,945,000	100.00	POSCO E & C (30.62)	Suncheon

POSCO Architecs Consultants Co., Ltd.	Architecture and consulting	300,000	300,000	—	300,000	100.00	—	Seoul

POSCO Specialty Steel Co., Ltd.	Specialty steel manufacturing	26,000,000	26,000,000	—	26,000,000	100.00	—	Changwon

POSCO Machinery Co., Ltd.	Steel work maintenance and machinery installation	1,000,000	1,000,000	—	1,000,000	100.00	—	Gwangyang

POSTECH Venture Capital Corp.	Investment in venture companies	6,000,000	5,700,000	—	5,700,000	95.00	—	Pohang

POSCO Refractories & Environment Co., Ltd. (POSREC)	Manufacturing and sellings	5,907,000	3,544,200	—	3,544,200	60.00	—	Pohang

POSCO Terminal Co., Ltd.	Transporting and warehousing	5,000,000	2,550,000	—	2,550,000	51.00	—	Gwangyang

Metapolis Co., Ltd.	Construction	10,560,000	4,229,280	—	4,229,280	40.05	POSCO E & C (40.05)	Seoul

POSMATE Co., Ltd.(*1)	Facilities management	714,286	214,286	—	214,286	30.00	—	Seoul

Samjung Packing & Aluminum Co., Ltd.	Packing materials manufacturing	3,000,000	270,000	831,756	1,101,756	36.73	Posmate Co., Ltd. (27.73)	Pohang

POSCO Power Corp.	Generation of Electricity	40,000,000	40,000,000	—	40,000,000	100.00	—	Seoul

Postech 2006 Energy Fund(*1)	Investment in new technology	570	—	126	126	22.11	POSTECH Venture Capital Corp (10.53) POSCO Power (11.58)	Seoul

POSCORE Co., Ltd.	Components manufacturing and sales	3,907,151	—	1,992,647	1,992,647	51.00	Posteel (51.00)	Cheonan

PHP Co., Ltd.	Rental houses construction and management	400,000	—	400,000	400,000	100.00	POSCO E & C (100.00)	Incheon

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

PNR Co., Ltd.	Steel by-products processing and sales	7,810,980	5,467,686	—	5,467,686	70.00	—	Pohang

Megaasset Co., Ltd.	Real estate rental and sales	2,000,000	—	2,000,000	2,000,000	100.00	POSCO E&C (100.00)	Cheonan

Daewoo Engineering Company	Construction and engneering service	5,000,000	—	4,612,947	4,612,947	92.26	POSCO E&C (92.26)	Sungnam

Universal Studio Resort Development Co., Ltd.	Resort development	1,482,000	—	462,000	462,000	31.17	POSCO E&C (24.42) POSCO ICT (6.75)	Hwaseong

PoHang Fuel Cell Co. Ltd. (*2)	Generation of electricity	800,000	—	800,000	800,000	100.00	POSCO E&C (25.00) POSCON (25.00) POSCO Power (50.00)	Pohang

POSCO-AST Co., Ltd. (*2) (formerly, Taihan ST Co., Ltd.)	Production of diverse stainless steel	4,000,000	3,400,000	—	3,400,000	85.00	—	Ansan

DaiMyung TMS Co., Ltd. (*2)	Cold- rolling of stainless steel, nickel alloy	250,080	—	250,080	250,080	100.00	POSCO-AST (100.00)	Siheung

POS-HiMetal Co., Ltd. (*2)	Ferromanganese manufacturing	2,000,000	1,300,000	—	1,300,000	65.00	—	Gwangyang

POSCO E&E (*2)	Generation of electricity	3,480,000	3,480,000	—	3,480,000	100.00	—	Seoul

Foreign

POSCO America Corporation (POSAM)	Steel trading	369,614	367,572	2,042	369,614	100.00	POSCAN (0.55)	USA

POSCO Australia Pty. Ltd. (POSA)	Steel sellings and mine development	761,775	761,775	—	761,775	100.00	—	Australia

POSCO Canada Ltd. (POSCAN)	Coal trading	1,099,885	—	1,099,885	1,099,885	100.00	Posteel (100.00)	Canada

POSCAN Elkview Coal Ltd.	Mine development	304,061	—	304,061	304,061	100.00	POSCAN (100.00)	Canada

POSCO Asia Co., Ltd. (POA)	Steel intermediate trading	9,360,000	9,360,000	—	9,360,000	100.00	—	China

VSC POSCO Steel Corporation (VPS) (*3)	Steel manufacturing	—	—	—	—	50.00	Posteel(5.00) POSCO Specialty Steel (10.00)	Vietnam

Dalian POSCO — CFM Coated Steel Co., Ltd. (*3)	Coated steel manufacturing	—	—	—	—	85.00	Posteel (15.00) POSCO-China (40.00)	China

POSCO-CTPC Co., Ltd. (*3)	Steel service center	—	—	—	—	94.00	Posteel (84.00)	China

POSCO-JKPC Co., Ltd.	Steel service center	9,800	—	9,310	9,310	95.00	POSCO-Japan (95.00)	Japan

IBC Corporation (*3)	Real estate rental	—	—	—	—	60.00	—	Vietnam

POSLILAMA Steel Structure Co., Ltd. (*3)	Steel structure fabrication and sales	—	—	—	—	70.00	POSCO E&C (60.00) Posteel (10.00)	Vietnam

Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS) (*3)	Stainless steel manufacturing	—	—	—	—	82.48	POSCO-China (23.88)	China

Guangdong Pohang Coated Steel Co., Ltd. (*3)	Coated steel manufacturing	—	—	—	—	97.09	POSCO-China (10.04)	China

POSCO (Thailand) Co., Ltd.	Steel service center	14,857,921	12,721,734	2,136,187	14,857,921	100.00	Posteel (14.38)	Thailand

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

Myanmar-POSCO Steel Co., Ltd.	Specialty steel manufacturing and sales	19,200	13,440	—	13,440	70.00	—	Myanmar

Zhangjiagang POSHA Steel Port Co., Ltd. (*3)	Stainless steel manufacturing	—	—	—	—	90.00	POSCO E&C (25.00) ZPSS (65.00)	China

POSCO-JOPC Co., Ltd.	Steel processing and sellings	4,900	—	2,785	2,785	56.84	POSCO-Japan (56.84)	Japan

POSCO Investment Co., Ltd.	Finance	5,000,000	5,000,000	—	5,000,000	100.00	—	China

POSCO-MKPC SDN. BHD.	Steel service center	56,550,200	25,269,900	14,315,238	39,585,138	70.00	Posteel (25.31)	Malaysia

Qingdao Pohang Stainless Steel Co., Ltd. (*3)	Stainless steel manufacturing	—	—	—	—	100.00	ZPSS (20.00) POSCO-China (10.00)	China

POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China

POSEC-Hawaii Inc.	Construction and sales	18,400	—	18,400	18,400	100.00	POSCO E&C (100.00)	USA

POS-Qingdao Coil Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	Posteel (100.00)	China

POS-Ore Pty. Ltd.	Iron ore mining and trading	17,500,001	—	17,500,001	17,500,001	100.00	POSA (100.00)	Australia

POSCO-China Holding Corp. (*3)	Holding company	—	—	—	—	100.00	—	China

POSCO-Japan Co., Ltd.	Steel trading	90,438	90,438	—	90,438	100.00	—	Japan

POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd. (*3)	Facilities manufacturing	—	—	—	—	100.00	POSCO E&C (100.00)	China

POS-CD Pty. Ltd.	Coal trading	12,550,000	—	12,550,000	12,550,000	100.00	POSA (100.00)	Australia

POS-GC Pty. Ltd.	Coal trading	11,050,000	—	11,050,000	11,050,000	100.00	POSA (100.00)	Australia

POSCO-India Private Ltd.	Coal trading	450,000,000	450,000,000	—	450,000,000	100.00	—	India

POS-India Pune Steel Processing Centre Pvt. Ltd.	Steel service center	115,062,471	74,787,138	—	74,787,138	65.00	—	India

POSCO-JNPC Co., Ltd.	Steel service center	99,000	—	89,100	89,100	90.00	POSCO-Japan (90.00)	Japan

POSCO-Foshan Steel Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POA (24.20) POSCO-China (36.20)	China

POSCO E&C (Beijing) Co., Ltd. (*3)	Construction and engineering	—	—	—	—	100.00	POSCO E&C (100.00)	China

POS-MPC S.A. de C.V. (*3)	Steel service center	—	—	—	—	61.00	POSAM (61.00)	Mexico

Zhangjigang Pohang Port Co., Ltd. (*3)	Raw material and steel depot service	—	—	—	—	100.00	ZPSS (75.11) POSCO-China (24.89)	China

POSCO-Vietnam Co., Ltd. (*3)	Cold-rolled steel manufacturing and sales	—	—	—	—	85.00	—	Vietnam

POSCO-Mexico Co., Ltd.	Cold-rolled steel manufacturing and sales	1,541,191,740	1,304,955,672	236,236,068	1,541,191,740	100.00	POSCAN (15.33)	Mexico

POSCO- India Delhi Steel Processing Centre Pvt. Ltd.	Steel service center	55,673,970	42,532,980	—	42,532,980	76.40	—	India

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

POS-NP Pty. Ltd.	Coal trading	35,000,000	—	35,000,000	35,000,000	100.00	POSA	Australia
							(100.00)

POSCO-Vietnam Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	86.86	—	Vietnam

POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China

Suzhou pos-core Technology Co., Ltd. (*3)	Components manufacturing and sales	—	—	—	—	100.00	Posteel(15.15) POA(15.15) POSCORE (69.70)	China

POSCO-JYPC Co., Ltd.	Steel service center	99,000	—	81,550	81,550	82.37	POSCO-Japan (82.37)	Japan

POSCO-Malaysia SDN. BHD.	Steel service center	27,000,000	16,200,000	—	16,200,000	60.00	—	Malaysia

POS-Minerals Corporation	Mine development and operation	100	—	100	100	100.00	POSCAN (85.00) Samjung P&A (15.00)	USA

POSCO (Wuhu) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (31.43)	China

&TV Communications (*2)	IPTV broadcasting & optional service	1,000,847	—	582,000	582,000	58.15	POSCO ICT (58.15)	USA

POSCO-Phillippine Manila Processing Center Inc. (*2,3)	Steel service center	—	—	—	—	100.00	Posteel (100.00)	Philippines

POSCO VST Co., Ltd. (*2,3)	Stainless cold steel manufacturing	—	—	—	—	90.00	—	Vietnam

(*1)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of board of directors and others.

(*2)	These subsidiaries are newly included in the consolidation.

(*3)	No shares have been issued in accordance with the local laws and regulations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Summary of financial information of consolidated subsidiaries as of and for the year ended December 31, 2009 is as follows:

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean Won) (*)

Domestic

POSCO E & C Co., Ltd.	4,431,218	2,559,531	1,871,687	6,675,711	304,908
Posteel Co., Ltd.	744,723	268,921	475,802	1,626,916	(13,912)
POSCON Co., Ltd.	375,418	189,700	185,718	524,583	23,690
POSCO Coated Steel Co., Ltd.	460,084	209,865	250,219	703,476	(19,244)
POSCO Plant Engineering Co., Ltd. (formerly, POSCO Machinery & Engineering Co., Ltd.)	106,193	52,846	53,347	303,650	(3,432)
POSCO ICT Co.,Ltd. (formerly, POSDATA Co., Ltd.)	280,747	229,075	51,672	378,320	(71,203)
POSCO Research Institute	26,309	2,698	23,611	19,662	239
Seung Kwang Co., Ltd.	77,629	34,604	43,025	15,642	3,080
POSCO Architecs Consultants Co., Ltd.	57,089	14,886	42,203	77,879	4,749
POSCO Specialty Steel Co., Ltd.	972,260	342,882	629,378	1,271,037	64,994
POSCO Machinery Co., Ltd.	35,860	13,860	22,000	127,980	(5,803)
POSTECH Venture Capital Corp.	36,342	783	35,559	1,309	121
POSCO Refractories & Environment Co., Ltd. (POSREC)	257,455	74,373	183,082	574,401	33,089
POSCO Terminal Co., Ltd.	53,181	6,373	46,808	54,593	9,156
Metapolis Co., Ltd.	482,199	364,155	118,044	254,205	14,158
POSMATE Co., Ltd.	59,804	17,096	42,708	82,199	6,265
Samjung Packing & Aluminum Co., Ltd.	165,141	96,525	68,616	303,350	3,933
POSCO Power Corp.	1,716,277	1,101,263	615,014	508,641	59,346
Postech 2006 Energy Fund	27,011	97	26,914	527	(2,475)
POSCORE Co., Ltd.	98,122	45,017	53,105	186,705	11,030
PHP Co., Ltd.	614,085	619,863	(5,778)	—	(7,020)
PNR Co., Ltd.	169,890	133,000	36,890	358	(2,650)
Megaasset Co., Ltd.	144,307	140,298	4,009	12,611	(4,075)
Daewoo Engineering Company	275,259	154,713	120,546	614,117	37,796
Universal Studio Resort Development Co., Ltd.	11,445	—	11,445	—	(3,302)
PoHang Fuel Cell Co. Ltd.	14,161	10,131	4,030	3,766	(217)
POSCO-AST Co., Ltd.	207,082	112,059	95,023	215,860	4,350
DaiMyung TMS Co., Ltd.	27,877	45,218	(17,341)	28,375	(3,648)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean Won) (*)

POS-HiMetal Co., Ltd.	9,445	419	9,026	—	(974)
POSCO E&E	17,303	—	17,303	—	(97)
Foreign

POSCO America Corporation (POSAM)	268,510	119,900	148,610	235,859	(21,852)
POSCO Australia Pty. Ltd. (POSA)	618,989	288,428	330,561	90,233	48,423
POSCO Canada Ltd. (POSCAN)	264,137	32,947	231,190	72,999	7,563
POSCAN Elkview Coal Ltd.	54,064	660	53,404	11,301	6,770
POSCO Asia Co., Ltd. (POA)	185,217	153,494	31,723	1,370,147	2,786
VSC POSCO Steel Corporation (VSC)	47,178	26,690	20,488	176,415	5,071
Dalian POSCO — CFM Coated Steel Co., Ltd.	50,919	45,868	5,051	21,042	(9,185)
POSCO-CTPC Co., Ltd.	62,981	48,372	14,609	146,527	755
POSCO-JKPC Co., Ltd.	86,759	73,894	12,865	52,573	(450)
IBC Corporation	95,810	58,024	37,786	30,914	16,320
POSLILAMA Steel Structure Co., Ltd.	41,562	61,706	(20,144)	29,703	(3,280)
Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS)	1,330,457	756,569	573,888	1,843,902	(18,282)
Guangdong Pohang Coated Steel Co., Ltd.	99,195	58,006	41,189	146,556	5,961
POSCO (Thailand) Co., Ltd.	120,628	88,664	31,964	161,197	(5,046)
Myanmar-POSCO Steel Co., Ltd.	18,088	10,001	8,087	25,728	3,384
Zhangjiagang POSHA Steel Port Co., Ltd. (ZPSP)	14,884	4,938	9,946	1,627	(82)
POSCO-JOPC Co., Ltd.	51,753	49,088	2,665	35,832	(3,922)
POSCO Investment Co., Ltd.	484,194	395,898	88,296	16,385	2,533
POSCO-MKPC SDN. BHD.	96,157	55,365	40,792	106,443	470
Qingdao Pohang Stainless Steel Co., Ltd.	247,181	138,111	109,070	397,802	(15,585)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	163,487	102,085	61,402	298,586	10,354
POSEC-Hawaii Inc.	12,383	670	11,713	32,644	(1,287)
POS-Qingdao Coil Center Co., Ltd.	48,470	34,875	13,595	142,277	118
POS-Ore Pty. Ltd.	66,611	7,197	59,414	72,294	32,514
POSCO-China Holding Corp.	276,502	45,501	231,001	130,691	(3,424)
POSCO-Japan Co., Ltd.	616,423	519,210	97,213	887,165	1,749
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	2,124	12	2,112	96	32

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean Won) (*)

POS-CD Pty. Ltd.	53,195	47,895	5,300	6,080	(4,025)
POS-GC Pty. Ltd.	27,106	4,665	22,441	16,625	3,261
POSCO-India Private Ltd.	113,568	708	112,860	—	—
POS-India Pune Steel Processing Centre Pvt. Ltd.	136,494	101,552	34,942	115,912	2,389
POSCO-JNPC Co., Ltd.	126,800	116,226	10,574	132,763	(1,249)
POSCO-Foshan Steel Processing Center Co., Ltd.	95,182	61,085	34,097	459,522	3,049
POSCO E&C (Beijing) Co., Ltd.	50,662	31,132	19,530	96,149	(1,263)
POS-MPC S.A. de C.V.	146,599	120,752	25,847	139,555	833
Zhangjigang Pohang Port Co., Ltd.	29,245	14,480	14,765	4,685	299
POSCO-Vietnam Co., Ltd.	712,055	498,221	213,834	87,865	(31,992)
POSCO-Mexico Co., Ltd.	372,578	268,949	103,629	82,870	(17,683)
POSCO- India Delhi Steel Processing Centre Pvt. Ltd.	64,718	53,185	11,533	79,976	3,770
POS-NP Pty. Ltd.	51,848	17,131	34,717	34,112	3,408
POSCO-Vietnam Processing Center Co., Ltd.	38,255	22,986	15,269	47,746	(21)
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	69,869	59,554	10,315	81,921	1,203
Suzhou pos-core Technology Co., Ltd.	38,756	16,633	22,123	47,368	(2,481)
POSCO-JYPC Co., Ltd.	55,359	51,563	3,796	39,633	(5,674)
POSCO-Malaysia SDN. BHD.	62,546	89,667	(27,121)	77,678	(2,152)
POS-Minerals Corporation	117,165	11	117,154	—	(243)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	58,354	39,495	18,859	88,006	1,863
&TV Communications	6,102	501	5,601	472	(7,943)
POSCO-Phillippine Manila Processing Center Inc.	25,138	17,152	7,986	20,298	31
POSCO VST Co., Ltd.	105,542	64,476	41,066	87,926	(9,640)

(*)	Total assets, total liabilities and net assets of the Company’s foreign subsidiaries are translated at the exchange rate at the end of the reporting period, and sales and net income (loss) are translated at the average exchange rate of the reporting period.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Equity-Method Investees

The following table sets forth certain information with regard to equity-method investees as of December 31, 2009:

		Number of				Percentage of	Percentage of
	Primary	Outstanding	Number of Shares			Ownership	Ownership of
Investees	Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

Domestic

eNtoB Corporation	E-business	3,200,000	560,000	350,000	910,000	28.44	POSCO E&C (3.75) and Others	Seoul

MIDAS Information Technology Co., Ltd.	Engineering	3,402,000	—	866,190	866,190	25.46	POSCO E&C (25.46)	Seoul

Songdo New City Development Inc.	Real estate	4,456,000	—	1,332,344	1,332,344	29.90	POSCO E&C (29.90)	Seoul

Gail International Korea Ltd.	Real estate	285,304	—	85,306	85,306	29.90	POSCO E&C (29.90)	Seoul

SNNC Co., Ltd. (*1)	Material manufacturing	37,000,000	18,130,000	—	18,130,000	49.00	—	Gwangyang

Chungju Enterprise City	Construction	8,000,000	—	2,008,000	2,008,000	25.10	POSCO E&C (22.00)	Chungju
							POADATA (3.10)

Taegisan Wind Power Corporation (*1)	Wind power plant construction and management	5,000,000	—	2,500,000	2,500,000	50.00	POSCO E&C (50.00)	Hoengseong

KOREASOLARPARK Co., Ltd. (*1)	Solar power plant construction and management	2,400,000	—	900,000	900,000	37.50	POSCO E&C (7.50) Postech 2006 Energy Fund (30.00)	Youngam

Cheongna IBT Co., Ltd. (*2)	Multiplex development	6,200,000	—	388,740	388,740	6.27	POSCO E&C (6.27)	Incheon

Garolim Tidal Power Plant Co.,Ltd. (*1)	Generation of electricity	7,230,000	—	2,322,999	2,322,999	32.13	POSCO E&C (32.13)	Seosan

PSIB Co.,Ltd (*1)	Non-resident building lease	200,000	—	98,000	98,000	49.00	POSCO E&C (49.00)	Seoul

Foreign

KOBRASCO (*1)	Facilities lease	4,021,438,370	2,010,719,185	—	2,010,719,185	50.00	—	Brazil

USS — POSCO Industries (UPI) (*1,3)	Steel processing	—	—	—	—	50.00	POSAM (50.00)	USA

Poschrome (Proprietary) Limited	Material manufacturing	86,700	21,675	—	21,675	25.00	—	Republic of South Africa

POS-Hyundai Steel Manufacturing India Private Limited	Steel processing	23,455,600	2,345,558	4,573,842	6,919,400	29.50	Posteel (19.50)	India

POSVINA Co., Ltd. (*1,3)	Steel manufacturing	—	—	—	—	50.00	—	Vietnam

PT POSMI Steel Indonesia (POSMI) (*1)	Steel service center	12,600	1,193	3,579	4,772	37.87	Posteel (28.40)	Indonesia

POSCO Bioventures L.P. (*3,4)	Investment in companies in the bio-tech industry	—	—	—	—	100.00	POSAM(100.00)	USA

CAML Resources Pty. Ltd. (*1)	Material processing	9,715	—	3,239	3,239	33.34	POSA(33.34)	Australia

Nickel Mining Company SAS (*1)	Material processing	6,601,426	3,234,698	—	3,234,698	49.00	—	New Caledonia

Liaoning Rongyuan Posco Refractories Co., Ltd. (*1,3)	Manufacturing and sellings	—	—	—	—	35.00	POSREC (35.00)	China

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

		Number of				Percentage of	Percentage of
	Primary	Outstanding	Number of Shares			Ownership	Ownership of
Investees	Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

POSK (PingHu) Steel Processing Center Co., Ltd. (*3)	Steel processing	—	—	—	—	20.00	—	China

Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd. (*3)	Material processing	—	—	—	—	30.00	POSCO-China (30.00)	China

POSCO Poland Wroclaw Steel Processing Center Co., Ltd.	Steel processing	100,000	30,000	—	30,000	30.00	—	Poland

Ah khanh New City Development (*1,3)	Construction	—	—	—	—	50.00	POSCO E&C (50.00)	Vietnam

Henan Tsingpu Ferro Alloy Co., Ltd. (*1,3)	Material processing	—	—	—	—	49.00	Zhangjiagang STS (49.00)	China

United Spiral Pipe, LLC. (USP) (*1,3)	Steel pipe manufacturing and sales	—	—	—	—	35.00	POSAM (35.00)	USA

Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*1,3)	Specialty steel manufacturing	—	—	—	—	34.00	POSCO-China (10.00)	China

BX Steel POSCO Cold Rolled sheet Co., Ltd. (*3)	Steel manufacturing	—	—	—	—	25.00	—	China

POSS-SLPC s.r.o. (*3)	Steel processing	—	—	—	—	30.00	—	Slovakia

Eureka Moly LLC. (*3)	Material processing	—	—	—	—	20.00	POS-Mineral (20.00)	USA

POS UTEK Development (*3)	Construction	—	—	—	—	25.00	POSCO E&C (25.00)	Russia

POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd. (*3)	Steel processing	—	—	—	—	30.00	—	China

POSCO SeAH Steel Wire (Nantong) Co.,Ltd. (*3)	Steel processing	—	—	—	—	25.00	POSCO-China (25.00)	China

POS-JK LLC.	Steel processing	10,300	—	2,574	2,574	24.99	POSCO E&C (4.9) Posteel (20.08)	UAE

(*1)	Although the Company owns over 30% equity interest in these investees, the Company is not their largest shareholder, excluding them from consolidation.

(*2)	This investment is accounted for using equity method although the controlling company’s percentage of ownership is below 20%, because it has 40% of voting rights of the investee and therefore is able to exercise significant influence on the investee.

(*3)	No shares have been issued in accordance with the local laws and regulations.

(*4)	Subsidiaries are not included in the consolidated financial statements as the controlling company has no control over these subsidiaries, although it is holding 100% of company’s interest.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Subsidiaries or Investees Excluded from the Consolidated Financial Statements

Location	Investees	Country	Reason

Domestic	Dakos Co. Ltd.	Korea	Small company
	POSBRO Co., Ltd.	Korea	Small company
	POSWITH Co., Ltd.	Korea	Small company
	POSFINE	Korea	Small company
	POMIC	Korea	Small company
	Pohang SFC Co., Ltd.	Korea	Small company
	HJ photovoltaics, Inc.	Korea	Small company
	Daewoo national car Gwangju selling Co., Ltd.	Korea	Small company
	Mapo high broad parking	Korea	Small company
	BASYS INDUSTRY CO., LTD.	Korea	Small company
	Pajoo & Viro	Korea	Small company
	Uitrans Co. Ltd.	Korea	Small company
	Universal Studios Resort Asset Management Coporation	Korea	Small company
	POSTECH BD Newundertaking fund	Korea	Small company
	AROMA POSTECH RENEWABLE ENERGY, CO., LTD.	Korea	Non-majority control
	Suwon Green Environment.Co., Ltd.	Korea	Non-majority control
	AsiaUnion Co.,Ltd.	Korea	Non-majority control
	Innovalley Co., Ltd.	Korea	Non-majority control
	Busan-Gimhae Light Rail Transit Co., Ltd.	Korea	Non-majority control
	Applied Science Corp.	Korea	Non-majority control
	SENTECH KOREA CORP.	Korea	Non-majority control
	Incheon-Gimpo Highway	Korea	Non-majority control
	Green Jangryang Co., Ltd.	Korea	Non-majority control
	Green Cheonan Co., Ltd.	Korea	Non-majority control
	Green Tongyeong Co., Ltd.	Korea	Non-majority control

Foreign	DWEMEX,S.A.DE C.V.	Mexico	Small company
	POS MPC Servicios de C.V.	Mexico	Small company
	POSCO E&C SMART	Mexico	Small company
	POSCO MEXICO HUMAN TECH	Mexico	Small company
	POSCO MEXICO Logistics S.A. DE C.V. (POSCO-MESDC)	Mexico	Small company
	POSCO Engineering and Construction Venezuela C.A	Venezuela	Small company
	POSCO-Vietnam Hanoi Processing Centre LLC.	Vietnam	Small company
(POSCO-VNPC)
	Europe Steel Distribution Center (POS-ESDC,	Slovenia	Small company
Logistics, Trading and Investment d.o.o)
	POSCO South East Asia Pte. Ltd.	Singapore	Small company
	POSCO Gulf Logistics LLC.	UAE	Small company
	Vectus Limited	UK	Small company
	EUROTALY S.A.	Uruguay	Small company
	POSCO E&C India Private Ltd.	India	Small company
	POSCO India Chennai Steel Processing Centre Pvt. Ltd. (POSCO-ICPC)	India	Small company
	POSCO Maharashtra Steel Private Limited	India	Small company
	POSCO CORE India PVT. LTD.	India	Small company
	Dalian Poscon Dongbang Automatic Co., Ltd.	China	Small company
	San Pu Trading Co., Ltd.	China	Small company

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Location	Investees	Country	Reason

	Zhangjiagang BLZ Pohang International Trading Co., Ltd.	China	Small company
	Zhangjiagang Pohang Refactories Co., Ltd.	China	Small company
	Qingdao Posco Steel Processing Co., Ltd.	China	Small company
	POSDATA-CHINA	China	Small company
	POSCO (Liaoning) Automotive Processing Center Co., Ltd. (POSCO-CLPC)	China	Small company

	DAEWOO TECH THAILAND	Thailand	Small company
	POSCO-TNPC Celik Sanayi ve Ticaret A.S. (POSCO-TNPC)	Turkey	Small company
	POSA Cayman GP	Australia	Small company
	PT. MRI (PT. Motta Resources Indonesia)	Indonesia	Small company
	Yingkou Posrec Refractories Co., Ltd.	China	Non-majority control
	Miller Pohang Coal Company Pty Ltd. (MPCC)	Australia	Non-majority control
	PT.POSNESIA	Indonesia	Under liquidation

The above investees are accounted for using cost method in the consolidated financial statements.

Changes in Scope of Consolidation in 2009

Investees	Location	Reason

POSCOAST Co., Ltd.	Ansan	The Company’s ownership exceeded 50% through additional increase in paid in capital in 2009.
DaiMyung TMS Co., Ltd.	Siheung	The Company newly acquired more than 50% of interest related to this investment in 2009.
POS-HiMetal Co., Ltd.	Gwangyang	The Company made investments to establish.
POSCO E&E	Seoul	The Company made investments to establish.
Pohang Fuel Cell Co., Ltd.	Pohang	The Company made investments to establish.
&TV Communications Inc.	USA	Total assets exceeded ~~W~~10,000 million as of December 31, 2008.
POSCO Phillippine Manila Processing Center Inc.	Philippines	Total assets exceeded ~~W~~10,000 million as of December 31, 2008.
POSCO VST CO., LTD.	Vietnam	The Company newly acquired more than 50% of interest related to this investment in 2009.

The total assets, shareholders’ equity, sales, and net income of the consolidated financial statements as of and for the year ended December 31, 2009, increased by ~~W~~428,428 million, ~~W~~174,367 million, ~~W~~356,697 million, and ~~W~~37,271 million, respectively due to the changes in scope of consolidation.

Subsidiaries Excluded from the Consolidated Financial Statements in 2009

Investees	Location	Reason

Shanghai Real Estate Development Co., Ltd.	China	Disposal of 100% shares

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The Effect from Adjustment of Accounting Policy in Consolidated Subsidiaries

The effects to the financial statements of consolidated subsidiaries resulting from the application of accounting principles and estimates of the controlling company to its subsidiaries for the years ended December 31, 2009 and 2008 are as follows:

	2009
	Net Assets Value		Adjustment		Net Assets Value
Investees	before Adjustment		Amount		after Adjustment
	(In millions of Korean Won)

Posteel Co., Ltd.	~~W~~	475,802	~~W~~	(576)	~~W~~	475,226
POSCON Co., Ltd.		185,718		2,333		188,051
POSCO Coated Steel Co., Ltd.		250,219		(48,974)		201,245
POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.)		51,672		(32,970)		18,702
POSCO Refractories & Environment Co., Ltd. (POSREC)		183,082		5,098		188,180
Samjung Packing & Aluminum Co., Ltd.		68,616		4,598		73,214
POSCO Power Corp.		615,014		(19,147)		595,867
PHP Co., Ltd.		(5,778)		(27,081)		(32,859)
POSCO Asia Co., Ltd.		31,723		(1,453)		30,270
Zhangjiagang Pohang Stainless Steel Co., Ltd.		573,888		(76,220)		497,668
POSCO Investment Co., Ltd.		88,296		(4,601)		83,695
Qingdao Pohang Stainless Steel Co., Ltd.		109,070		(12,441)		96,629
POSCO-Japan Co., Ltd.		97,213		(4,099)		93,114
POS-Qingdao Coil Center Co., Ltd.		13,595		(59)		13,536
POSCO-Vietnam Co., Ltd.		213,834		(9,440)		204,394
POSCO-Mexico Co., Ltd.		103,629		(16,172)		87,457

	2008
	Net Assets Value	Adjustment	Net Assets Value
Investees	before Adjustment	Amount	after Adjustment
	(In millions of Korean Won)

Posteel Co., Ltd.	451,564	(601)	450,963
POSCON Co., Ltd.	159,835	1,329	161,164
POSCO Coated Steel Co., Ltd.	216,853	(4,107)	212,746
POSCO Refractories & Environment Co., Ltd. (POSREC)	154,729	5,544	160,273
Samjung Packing & Aluminum Co., Ltd.	56,808	3,775	60,583
POSCO Power Corp.	552,569	(7,910)	544,659
POSCO Asia Co., Ltd.	31,420	(352)	31,068
Zhangjiagang Pohang Stainless Steel Co., Ltd.	635,615	(71,419)	564,196
POSCO Investment Co., Ltd.	92,599	(3,915)	88,684
Qingdao Pohang Stainless Steel Co., Ltd.	132,733	(21,682)	111,051
POSCO-Japan Co., Ltd.	107,306	(1,097)	106,209
POS-Qingdao Coil Center Co., Ltd.	14,515	(34)	14,481
POSCO E&C (Beijing) Co., Ltd.	22,244	(275)	21,969

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

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

The significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below:

Basis of consolidated financial statements presentation

POSCO and its domestic subsidiaries maintain their accounting records in Korean Won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been derived and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statement, but not required for a fair presentation of POSCO and its subsidiaries’ financial position, results of operations or cash flows, is not presented on the accompanying consolidated financial statements.

Cash and Cash Equivalents

Management considers short-term deposits with maturities of three months or less on the acquisition date to be cash equivalents. Government grants received before the grants are used for specific purposes from third parties are presented as a reduction of cash and cash equivalents.

Revenue recognition

The Company’s revenue categories consist of goods sold, services rendered, construction contracts and other income. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing Company involvement with the goods.

Revenue from services provided is recognized by applying the percentage of completion method when the amount of revenue, the costs incurred, the costs to complete and stage of completion at the end of reporting period can be reliably measured, and it is probable that future economic benefits will flow into the Company.

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

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

Inventories

The costs of inventories are determined using the moving-weighted average method while materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold. Gains and losses pertaining to physical inventory adjustments are also included in cost of goods sold.

Investments in Securities

Upon acquisition, the Company classifies debt and equity securities (excluding investments in investees and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at the end of each reporting period.

Investments in debt securities which the Company has the intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

A security is recognized initially at its acquisition cost, which includes the market value of the consideration given and any other transaction costs. After initial recognition, held-to-maturity securities are accounted for at amortized costs in the consolidated statements of financial position and trading and available-for-sale securities are accounted for at their fair values, however, non-marketable securities are accounted for at their acquisition costs if their fair values cannot be reliably estimated. The fair value of marketable securities is determined using quoted market prices as of the period end.

Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the consolidated statement of income in the period in which they arise. Available-for-sale securities are subsequently carried at fair value.

Cumulative unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income (loss), net of tax, directly in equity. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the consolidated statement of income using the effective interest method.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Management reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the end of the reporting period or where the likelihood of disposal within one year from the end of the reporting period is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the end of the reporting period, are presented as current assets.

Equity method investments

Investments in equity securities of companies, over which the Company has the ability to exercises a significant influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments, as adjustments to retained earnings or adjustments to equity in earnings or losses of equity method accounted investees, depending on the nature of the underlying change in the book value of the investee. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, including preferred stock or other long term loans and receivables issued by the investees, the Company does not recognize further losses, unless it has obligations or made payments on behalf of the investees. Gains and losses on transactions between the Company and its investees are eliminated to the extent of the Company’s interest in each investee.

The excess of the acquisition cost of an investment in an investee over the Company’s share of the fair value of the identifiable net assets acquired is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. When acquisition cost of investments in an investee is less than the Company’s interest on the fair value of the identifiable net assets acquired, such difference is recognized using the straight-line method as a gain over the weighted average period of useful lives of the depreciable and amortizable non-monetary assets. The remainder over the fair value of identifiable non-monetary assets is recognized as a gain in the period of acquisition. Also, the Company’s interest on the difference between fair value and carrying value of identifiable assets and liabilities of an investee, at the time of acquisition, is depreciated or reversed in accordance with accounting policies of related assets or liabilities of an investee.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the end of the reporting period for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Cumulated translation gains or losses are included in accumulated other comprehensive income, a component of shareholders’ equity.

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives

Buildings and structures	5-60 years
Machinery and equipment	3-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Capital lease asset (*)	3-18 years

(*)	Capital lease asset is depreciated over the shorter of the lease term or the estimated useful lives of the asset.

The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, construction or development of property, plant and equipment as an expense in the period in which they are incurred.

Significant additions or improvements extending useful lives of assets are capitalized. Normal maintenance and repairs are charged to expense as incurred.

Management reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the expected estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount. However, if the recoverable amount of a tangible asset, for which impairment loss was recognized in prior periods, exceeds its carrying amount in subsequent periods, the amount of impairment loss recognized shall be reversed to the extent of an increased carrying amount of the asset that does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized in prior periods.

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

Estimated Useful Lives

Goodwill	5-20 years
Negative goodwill	5-10 years
Intellectual property rights	5-10 years
Research and development cost (*1)	3-10 years
Port facilities usage rights (*2)	1-75 years
Long-term electricity supply contract rights (*3)	9-15 years
Other intangible assets	2-25 years

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(*1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(*2)	As of December 31, 2009, port facilities usage rights are related to the quay and inventory yard donated by POSCO in April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyeongtaek and Masan.

(*3)	The Company recognized the electricity supply contract initially at fair value as an identifiable intangible asset when the Company acquired POSCO Power Corp. The electricity supply contract which was related to existing agreement of supplying electric power to Korea Electric Power Corporation met the criteria of recognizing identifiable intangible assets at acquisition date.

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

Accrued severance benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the end of the reporting period. POSCO and its domestic subsidiaries have partially funded the accrued severance benefits through group severance insurance and the amounts funded under these insurance deposits are classified as a deduction from the accrued severance benefits liability. The Company made deposits to the National Pension Service in accordance with the National Pension Act of the Republic of Korea. Accordingly, accrued severance benefits in the accompanying consolidated statement of financial position are presented net of this deposit.

Restructuring of receivables

When the difference between the carrying value of receivables and the present value of future cash flows is material arising from variation of the terms of receivables (the principle, interest rate or term), either through a court order, such as a reorganization, or by mutual agreement, future cash flows expected to be earn are valued at their present value using an appropriate discount rate. The present value discounts are recovered using the effective interest rate method and are recognized as interest income.

Foreign currency transactions and translation

Monetary assets and liabilities denominated in foreign currencies are re-measured into Korean won at the exchange rates in effect at the end of the reporting period, and resulting translation gains and losses are recognized in the statement of income.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Derivative financial instruments

All derivative financial instruments are accounted for at their fair value according to the rights and obligations associated with the contracts. The resulting changes in fair value of derivative financial instruments are recognized either in the statement of income or shareholders’ equity, depending on whether the derivative financial instruments qualify as cash flow hedge. The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in shareholders’ equity as accumulated other comprehensive income (loss).

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

2)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

3)	A reliable estimate can be made of the amount of the obligation

However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, only disclosure regarding the contingent liability is made in the notes to the consolidated financial statements.

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

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

Deferred income tax is provided using the asset and liability method and is recognized for the future tax consequences attributable to the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of reporting period.

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

Elimination of the investments of investing company and the stockholders’ equity of the investees

In eliminating the investment of the investing company and the stockholders’ equity of the investee, the portion of the investee’s stockholders’ equity that belongs to non controlling interest is separately presented. The elimination of the investments of the investing company and the stockholders’ equity of the investees are recorded as of the date of acquisition of controlling interest. The nearest closing date from acquisition of controlling interest is deemed to be acquisition date when acquisition date of interest of subsidiaries is different from closing date of subsidiaries.

Elimination of inter-company transactions

Inter-company transactions of the company are eliminated and related unrealized inter-company gains and losses are treated as follows:

(a)	Calculation of unrealized gains and losses

Unrealized gains or losses to be eliminated with respect to Company’s inventory, fixed assets and intangible assets are computed based upon average gross profit ratio of the concerned transaction. When the actual gross profit ratio is deemed materially different

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

from the average gross profit ratio, the actual gross profit ratio of the concerned transaction is used.

(b)	Elimination of unrealized gains and losses

Unrealized gains or losses arising from downstream intercompany transactions are fully eliminated and it is attributed to the Company’s investment. Unrealized gains or losses arising from upstream transactions are fully eliminated and it is attributed to the Company’s investment proportionately to the equity interest of the company and non controlling interest.

Translation of Foreign Subsidiary’s Financial Statements

In translation of subsidiary’s financial statements denominated in foreign currencies, the statement of financial position items are translated at the exchange rates in effect at the end of the reporting period (but, historical exchange rates should be used for the equity items) and the profit and loss items are translated at the current year’s average exchange rates. Differences arising in translation should be treated as translation gain or loss from foreign operation and it is proportionately attributed to the company’s equity interest, recorded in accumulated other comprehensive income (loss), and non controlling interest by equity interest owned. For the cash flow statement items, the beginning cash balances are translated at the exchange rates in effect at the end of the reporting period in prior year, the ending cash balances are translated at the end of the reporting period in current year and the other items are translated at the current year’s average exchange rates. Differences arising when translating the cash flow items are presented as effect of changes in exchange rate on cash and cash equivalents in the face of the consolidated statements of cash flows in translation should be treated as gain or loss on foreign currency translation.

Reclassification

Certain reclassifications have been made to the 2008 consolidated financial statements to conform to the 2009 presentation.

US Dollar Convenience Translation

The December 31, 2009 consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of ~~W~~1,167.6 to US$1, at the Seoul Money Brokerage Services, Ltd., buying exchange rate in effect on December 31, 2009, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2009 and 2008 are as follows:

	Annual Interest Rate (%)	2009		2008
	(In millions of Korean Won)

Cash and cash equivalents
Cash on hand and bank deposits	0.00 ~ 3.00	~~W~~	165,307	74,657
Checking accounts	0.00 ~ 2.00		7,427	3,160
Corporate bank deposits	0.00 ~ 6.20		417,390	459,023
Time deposits	0.36 ~ 5.00		529,564	598,000
Time deposits in foreign currency and others	0.00 ~ 3.00		382,904	517,561
Maintained by overseas affiliates	0.00 ~ 12.00		696,578	838,309

			2,199,170	2,490,710
Less: Government grants			(2,439)	(446)

		~~W~~	2,196,731	2,490,264

Short-term financial instruments
Time deposits	1.60 ~ 5.00	~~W~~	2,962,298	1,049,535
Specified money in trust	—		71,193	80,455
Certificates of deposit	1.60 ~ 7.20		2,405,500	529,000
Commercial papers	—		—	20,000
Others	0.10 ~ 5.30		342,643	93,351
Maintained by overseas affiliates	0.01 ~ 10.49		38,813	55,109

		~~W~~	5,820,447	1,827,450

Long-term financial instruments
Installment accounts	0.00 ~ 10.00	~~W~~	18,522	16,355
Guarantee deposits for opening accounts	0.00 ~ 1.00		112	107

		~~W~~	18,634	16,462

The financial assets pledged as collateral include short-term financial instruments amounting to ~~W~~22,343 million and ~~W~~21,940 million as of December 31, 2009 and 2008, respectively, in relation to performance guarantee deposits, short-term borrowings, long-term debts and others; short-term financial instruments amounting to ~~W~~10,667 million and ~~W~~5,887 million as of December 31, 2009 and 2008, respectively, in relation to government-appropriated projects; and long-term financial instruments amounting to ~~W~~112 million and ~~W~~107 million as of December 31, 2009 and 2008, respectively, in relation to maintaining deposits for opening checking accounts.

4.	Trading Securities

Trading securities as of December 31, 2009 and 2008 are as follows:

	2009				2008
	Acquisition Cost		Fair Value	Book Value	Book Value
	(In millions of Korean Won)

Beneficiary certificates and others	~~W~~	500,000	505,811	505,811	1,238,261

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

5.	Accounts and Notes Receivable, and Others

(a) Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Trade accounts and notes receivable	~~W~~	5,344,442	6,158,066
Less: Allowance for doubtful accounts		(199,318)	(263,802)
Less: Present value discount		(102)	(171)

	~~W~~	5,145,022	5,894,093

Other accounts and notes receivable	~~W~~	470,701	555,902
Less: Allowance for doubtful accounts		(23,008)	(17,153)
Less: Present value discount		—	(239)

	~~W~~	447,693	538,510

Long-term trade accounts and notes receivable	~~W~~	23,142	29,623
Less: Allowance for doubtful accounts		(6,250)	(4,528)
Less: Present value discount		(1,207)	(1,831)

	~~W~~	15,685	23,264

Long-term loans receivable	~~W~~	125,029	97,793
Less: Allowance for doubtful accounts		(21,395)	(17,448)
Less: Present value discount		(27)	(58)

	~~W~~	103,607	80,287

(b) Accounts stated at present value under long-term deferred payment term and others as of December 31, 2009 are as follows:

			Present Value			Discount Rate
	Face Value		Discount	Book Value	Maturity	(%)
	(In millions of Korean Won)

Long-term loans receivable Riviera C.C		372	27	345	2011	3.7

	~~W~~	372	27	345

Long-term trade accounts and notes receivable
BNG Steel Co., Ltd. (*)	~~W~~	4,680	72	4,608	2010	8.6
DK Dongsin Co., Ltd. (*)		6,609	208	6,401	2011	4.7
Others		21,968	1308	20,660	2011~2016	4.7-6.5

	~~W~~	33,257	1,588	31,669

(*)	Discount at present value incurred from restructured receivables under work-out plans is presented as allowance for doubtful accounts.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(c) Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 are as follows:

			Additions
	Balance at		Charged to		Change in				Balance at
	Beginning of		Costs and		Scope of				the End of
Description	Period		Expenses		Consolidation		Deductions (*)		Period
	(In millions of Korean Won)

Year ended December 31, 2009:
Reserves deducted in the statement of financial position from the assets to which the apply: Allowance for doubtful accounts	~~W~~	340,325	~~W~~	45,538	~~W~~	2,808	~~W~~	103,776	~~W~~	284,895
Year ended December 31, 2008:
Reserves deducted in the statement of financial position from the assets to which the apply: Allowance for doubtful accounts		341,766		28,186		1,072		30,699		340,325
Year ended December 31, 2007:
Reserves deducted in the statement of financial position from the assets to which the apply: Allowance for doubtful accounts		385,755		37,237		—		81,226		341,766

(*)	Deduction for allowance for doubtful accounts includes amount written off as uncollectible and others.

6.	Inventories

Inventories as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Finished goods	~~W~~	8 77,850	2,003,646
By-products		28,756	41,841
Semi-finished goods		1,585,425	2,389,245
Raw materials		1,124,060	2,077,569
Fuel and materials		566,344	563,136
Materials-in-transit		1,036,108	1,698,042
Others		11,186	8,251

		5,229,729	8,781,730
Less: Provision for valuation loss		(76,890)	(120,009)

	~~W~~	5,152,839	8,661,721

Loss on valuation of inventories for the years ended December 31, 2009 and 2008 amounted to ~~W~~76,890 million and ~~W~~120,009 million, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

7.	Investment Securities

Investment securities, net of current portion, as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Available-for-sale securities	~~W~~	5,292,591	4,257,625
Held-to-maturity securities		91,792	87,321
Equity-method investments		827,583	832,536

	~~W~~	6,211,966	5,177,482

Available-for-Sale Securities

(a) Available-for-sale securities as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Current portion of available-for-sale securities Investments in bonds	~~W~~	35,746	30,888

Available-for-sale securities
Marketable equity securities		3,973,531	2,917,595
Non-marketable equity securities		1,174,866	1,306,739
Investments in bonds		120,048	8,467
Equity investments		24,146	24,824

		5,292,591	4,257,625

	~~W~~	5,328,337	4,288,513

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) Investments in marketable equity securities as of December 31, 2009 and 2008 are as follows:

	2009								2008
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership	Cost		Value		Value (*1)		Value
	(In millions of Korean Won)

SK Telecom Co., Ltd. (*1)	4,372,096	5.41	~~W~~	1,222,528	~~W~~	743,845	~~W~~	743,845	~~W~~	891,835
Hana Financial Group Inc.	4,663,776	2.20		29,998		153,438		153,438		90,943
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,505		256,260		256,260		294,661
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		2,575		2,575		1,596
HI Steel Co., Ltd.	135,357	9.95		1,609		1,895		1,895		1,766
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		5,419		5,419		3,921
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.06		3,911		1,877		1,877		1,400
Korea Line Corp.	—	—		—		—		—		14,347
Shinhan Financial Group Inc.	4,369,881	0.92		228,778		188,779		188,779		113,326
SeAH Steel Corp.	610,103	10.17		18,792		22,055		22,055		23,490
Union Steel Co., Ltd.	1,005,000	9.80		40,212		22,110		22,110		14,472
Hanjin Shipping Co., Ltd.	57,226	0.08		2,354		1,185		1,185		1,236
Hanjin Shipping Holdings Co., Ltd.	11,033	0.08		298		151		151		—
KB Financial Group Inc.	13,115,837	3.39		574,524		783,015		783,015		282,402
LG Powercom Corporation (*2)	6,300,000	4.70		246,000		36,793		36,793		39,000
DC Chemical Co., Ltd.	3,404	—		149		744		744		749
Korea Semiconductor System Co., Ltd.	328,857	6.13		617		671		671		401
Aromasoft Corp Co., Ltd.	150,000	2.21		143		603		603		877
i-Components Co., Ltd	39,500	0.82		119		277		277		290
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		1,128,734		1,128,734		963,486
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		67,658		67,658		40,299
Macarthur Coal Limited (*3)	21,215,700	8.34		420,805		249,431		249,431		55,927
Murchison Metals Ltd.	50,567,000	12.25		27,146		132,139		132,139		27,737
Cockatoo Coal Ltd.	73,595,835	19.99		31,352		33,389		33,389		21,129
Sandfire Resources NL	19,033,666	18.20		6,897		73,598		73,598		1,292
Jupiter Mines Limited	48,000,000	13.00		8,159		9,531		9,531		—
Silicon Motion Technology Corp.	136,925	0.42		3,052		545		545		394
FuelCell Energy, INC.	10,786,418	12.80		57,156		47,354		47,354		18,651
Others	—	—		14,049		9,460		9,460		11,968

			~~W~~	4,050,077	~~W~~	3,973,531	~~W~~	3,973,531	~~W~~	2,917,595

(*1)	Certain portions of those investments have been pledged as collateral. (note 10)

(*2)	In October 2009, LG Powercom & LG Telecom announced their decision to exchange shares in 2010. By December 31, 2009, the Company recorded an impairment loss because the estimated recoverable amount of the investment in LG Powercom is less than the carrying value.

(*3)	In 2008, the Company recognized excess of the acquisition cost of MacArthur Coal Limited over the fair value at the acquisition date amounting to ~~W~~96,785 million as impairment losses.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(c) Investments in non-marketable equity securities as of December 31, 2009 and 2008 are as follows:

	2009						2008
	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value
	(In millions of Korean Won)

Busan Gimhae Light Rail Transit Co., Ltd. (*1,2)	9,160,000	25.00	~~W~~	45,800	~~W~~	76,294	~~W~~	45,800
Seoul Metro Line 9 Corporation	4,090,985	12.25		20,455		30,444		20,455
Sinbundang Railroad Co., Ltd. (*1)	2,061,000	5.00		10,305		17,500		11,114
U-Space Co., Ltd.	2,800,000	10.00		14,000		14,000		14,000
Dream Hub Project Financial Investment Co., Ltd.	2,400,000	1.20		12,000		12,000		12,000
Enk Co., Ltd.	500,000	9.70		10,000		10,000		10,000
POSCO-AST Co., Ltd. (*3) (formerly, Taihan ST Co., Ltd.)	—	—		—		—		13,930
Airport Railroad Co., Ltd.	—	—		—		—		179,026
Nacional Minerios S.A. (formerly, Big Jump Energy Participacoes S.A) (*1)	30,784,625	6.48		668,636		535,357		667,824
The Siam United Steel (*1)	11,071,000	12.30		34,658		65,135		58,367
POSCO Maharashtra Steel Private Limited (*4)	1,138,500	100.00		63,872		63,872		—
Elkview mine (*5)	—	2.50		32,723		32,723		30,692
POSCO-Turkey Nilufer Processing Center Co., Ltd. (*4,5)	—	100.00		19,983		19,983		—
POSCO (Liaoning) Automotive Processing Center Co., Ltd. (*4,5)	—	90.00		16,952		16,952		—
POSCO India Chennai Steel Processing Centre Pvt. Ltd. (*4,5)	—	100.00		14,925		14,925		—
Pallinghurst Kalahari (Mauritius) Limited	175,715	7.58		12,558		12,558		—
Others	—	—		249,691		253,123		243,531

			~~W~~	1,226,558	~~W~~	1,174,866	~~W~~	1,306,739

(*1)	The fair values of those investments were based on the valuation report of a public rating services company. Other non-marketable investments are recorded at cost since fair value is not readily determinable.

(*2)	This investment was not accounted for using the equity method even though the Company owns equity interest of more than 20% since it is established pursuant to Private Finance Law related to social infrastructure capital and the Company does not have ability to exercise significant influence on the investee.

(*3)	This investment was reclassified to consolidated subsidiaries from available-for-sale securities since its total assets were greater than ~~W~~10 billion as of December 31, 2008 through additional increase in paid in capital.

(*4)	Those investments were not accounted for using the equity method as either they are under liquidation proceedings as of December 31, 2009 or their total assets were less than ~~W~~10 billion as of December 31, 2008.

(*5)	No shares have been issued in accordance with the local laws or regulations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(d) Available-for-sale securities are stated at fair value, and the difference between the acquisition cost and fair value is accounted for in the accumulated other comprehensive income. The movements of such differences for the years ended December 31, 2009 and 2008 are as follows:

	2009						2008
	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
	(In millions of Korean Won)

SK Telecom Co., Ltd.	~~W~~	(247,137)	~~W~~	(126,237)	~~W~~	(373,374)	~~W~~	(98,383)	~~W~~	(148,754)	~~W~~	(247,137)

Hana Financial Group Inc.		47,537		48,746		96,283		148,666		(101,129)		47,537

Hyundai Heavy Industries Co., Ltd.		(38,098)		(29,954)		(68,052)		224,798		(262,896)		(38,098)

Hanil Iron & Steel Co., Ltd.		(809)		763		(46)		2,464		(3,273)		(809)

HI Steel Co., Ltd.		123		100		223		595		(472)		123

Munbae Steel Co., Ltd.		90		1,168		1,258		3,365		(3,275)		90

Dong Yang Steel Pipe Co., Ltd.		(1,958)		372		(1,586)		(782)		(1,176)		(1,958)

Korea Line Corp.		4,898		(4,898)		—		20,155		(15,257)		4,898

Shinhan Financial Group Inc.		(82,790)		51,591		(31,199)		(11,114)		(71,676)		(82,790)

SeAH Steel Corp.		3,664		(1,119)		2,545		5,246		(1,582)		3,664

Union Steel Co., Ltd.		(20,077)		5,958		(14,119)		(12,031)		(8,046)		(20,077)

Hanjin Shipping Co., Ltd.		(1,105)		69		(1,036)		—		(1,105)		(1,105)

Hanjin Shipping Holdings Co., Ltd.		—		10		10		—		—		—

KB Financial Group Inc.		(13,843)		176,467		162,624		—		(13,843)		(13,843)

LG Powercom Corporation		(161,460)		161,460		—		(92,314)		(69,146)		(161,460)

Nippon Steel Corporation		190,214		128,893		319,107		474,780		(284,566)		190,214

Thainox Stainless Public Company Limited		(1,562)		21,341		19,779		2,858		(4,420)		(1,562)

Macarthur Coal Limited		(209,113)		150,934		(58,179)		—		(209,113)		(209,113)

The Siam United Steel		18,493		5,278		23,771		—		18,493		18,493

Nacional Minerios S.A. (formerly, Big Jump Energy Participacoes S.A)		—		(103,957)		(103,957)		—		—		—

Others		17,374		96,027		113,401		112,181		(94,807)		17,374

	~~W~~	(495,559)	~~W~~	583,012	~~W~~	87,453	~~W~~	780,484	~~W~~	(1,276,043)	~~W~~	(495,559)

(e) Investments in bonds as of December 31, 2009 and 2008 are as follows:

	2009					2008
				Book		Book
	Maturity	Acquisition Cost		Value		Value
	(In millions of Korean Won)

Government bonds	Less than 1 year	~~W~~	568	~~W~~	568	~~W~~	494
	1-5 years		4,936		4,414		97
Corporate debt securities	Less than 1 year		35,112		35,178		30,394
	1-5 years		116,333		115,634		8,370

			156,949		155,794		39,355
Less: Current portion			(35,680)		(35,746)		(30,888)

		~~W~~	121,269	~~W~~	120,048	~~W~~	8,467

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(f) Equity investments as of December 31, 2009 and 2008 are as follows:

	2009				2008
			Book		Book
	Acquisition Cost		Value		Value
	(In millions of Korean Won)

Constractor financial fund	~~W~~	15,029	~~W~~	17,876	~~W~~	17,676
Others		5,974		6,270		7,148

	~~W~~	21,003	~~W~~	24,146	~~W~~	24,824

(g) Details of gross unrealized gains and losses on available-for-sale securities for the years ended December 31, 2009 and 2008 are as follows:

	2009								2008
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost (*)		Gains		Losses		Value		Cost (*)		Gains		Losses		Value
	(In millions of Korean Won)

Debt Securities:

Government and municipal bonds	~~W~~	5,504	~~W~~	—	~~W~~	522	~~W~~	4,982	~~W~~	591	~~W~~	—	~~W~~	—	~~W~~	591

Other bonds		151,445		—		633		150,812		38,764		—		—		38,764

		156,949		—		1,155		155,794		39,355		—		—		39,355

Equity Securities:

Marketable Equity Securities		3,744,085		948,334		(718,888)		3,973,531		3,611,012		322,218		(1,015,635)		2,917,595

Non-marketable Equity Securities		1,179,887		137,002		(142,023)		1,174,866		1,239,895		108,445		(41,600)		1,306,739

Investment in capital		21,003		3,143		—		24,146		20,567		4,257		—		24,824

		4,944,975		1,088,479		(860,911)		5,172,543		4,871,474		434,920		(1,057,235)		4,249,158

	~~W~~	5,101,924	~~W~~	1,088,479	~~W~~	(859,756)	~~W~~	5,328,337	~~W~~	4,910,829	~~W~~	434,920	~~W~~	(1,057,235)	~~W~~	4,288,513

(*)	Acquisition cost less impairment loss

For the years ended December 31, 2009, 2008 and 2007, proceeds from sales of available-for-sale securities amounted to ~~W~~201,395 million, ~~W~~26,752 million and ~~W~~9,412 million, respectively. Gross realized gains and losses amounted to ~~W~~72,668 million and ~~W~~7,436 million, respectively, for the years ended December 31, 2009 and 2008.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Held-To-Maturity Securities

(a) Held-to-maturity securities as of December 31, 2009 and 2008 are as follows:

	2009					2008
		Acquisition		Book		Book
	Maturity	Cost		Value		Value
	(In millions of Korean Won)

Current portion of held-to-maturity securities Government bonds	Less than 1 year	~~W~~	20,717	~~W~~	20,717	~~W~~	20,613
Held-to-maturity securities
	1-5 years		101,031		91,792		86,756
Government bonds (*)	5-10 years		—		—		565

			101,031		91,792		87,321

		~~W~~	121,748	~~W~~	112,509	~~W~~	107,934

(*)	Certain portion of the government bonds has been pledged as collateral for the consolidated subsidiaries. (note 10)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Equity-Method Investments

(a) Equity-method investments as of December 31, 2009 and 2008 are as follows:

	2009								2008
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value
	(In millions of Korean Won)

SNNC Co., Ltd. (*2)	18,130,000	49.00	~~W~~	90,650	~~W~~	107,768	~~W~~	93,263	~~W~~	59,020
Garolim Tidal Power Plant Co., Ltd. (*2)	2,322,999	32.13		11,615		11,041		11,041		—
Taegisan Wind Power Corporation (*2)	2,500,000	50.00		12,500		9,038		10,955		5,273
Midas IT Co., Ltd.	866,190	25.46		433		8,328		8,304		6,926
Gale International Korea Inc.	85,306	29.90		427		7,966		7,917		6,983
eNtoB Corporation	910,000	28.44		5,550		7,827		7,696		7,519
Chungju Enterprise City	2,008,000	25.10		10,040		5,377		5,383		7,686
Chungla International Business Town Co., Ltd. (*3)	388,740	6.27		3,910		2,146		2,159		3,354
PSIB Co., Ltd. (*2,4)	98,000	49.00		490		(91)		—		—
Songdo Cosmopolitan City Development Inc. (*4)	1,332,344	29.90		6,674		(70,615)		—		—
Nickel Mining Company SAS (*2)	3,234,698	49.00		157,585		220,735		190,149		220,553
Eureka Moly LLC. (*5)	—	20.00		121,209		32,822		113,105		121,209
KOBRASCO (*2)	2,010,719,185	50.00		32,950		98,944		98,943		57,656
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*5)	—	25.00		61,961		56,763		63,667		90,776
USS-POSCO Industries (UPI) (*2,5)	—	50.00		254,649		52,433		45,961		51,330
POSCO Bio Ventures L.P. (*5,6)	—	100.00		47,874		30,439		30,439		39,584
CAML Resources Pty. Ltd. (*2)	3,239	33.34		40,388		28,250		30,237		31,959
United Spiral Pipe, LLC. (USP) (*2,5)	—	35.00		29,354		23,997		23,984		32,260
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*2,5)	—	34.00		9,517		17,847		15,592		16,944
Poschrome (Proprietary) Limited	21,675	25.00		4,859		13,768		13,481		5,004
An Khanh New City Development Joint-Ventured Company Ltd. (*2,5)	—	50.00		20,429		12,644		12,643		21,184
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd. (*5)	—	30.00		3,236		9,734		9,899		10,552
Henan Tsingpu Ferro Alloy Co., Ltd. (*2,5)	—	49.00		8,846		4,664		4,664		5,084
POS-JK LLC. (*4)	2,574	24.99		1,990		(293)		—		—
Others				26,984		30,575		28,101		31,680

			~~W~~	964,120	~~W~~	722,107	~~W~~	827,583	~~W~~	832,536

(*1)	Due to the difference in the closing schedule of December 31, 2009, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed.

(*2)	Although the Company owns over 30% equity interest in these subsidiaries, the Company is not their largest shareholder, excluding them from consolidation.

(*3)	This investment was reclassified to equity-method investments since the Company has ability to exercise a significant influence on this investment through additional increase in paid in capital.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(*4)	The equity method of accounting has been suspended for investment in Songdo New City Development Inc., PSIB Co., Ltd. and POS-JK LLC. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interests in these investments in 2009 amounted to ~~W~~4,627 million and the accumulated unrecorded changes in equity interest prior to 2009 amounted to ~~W~~71,114 million.

(*5)	No shares have been issued in accordance with the local laws or regulations.

(*6)	POSCO Bioventures L.P. was not included in the consolidated financial statements as it is not controlled by the controlling company even though the Company holds 100% of equity interest.

(b) The movements of equity method investments as of and for the years ended December 31, 2009 and 2008 are as follows:

	Dec. 31			Equity Method	Other		Dec. 31		Equity Method		Other		Dec. 31
	2007			Profits	Increase		2008		Profits		Increase		2009
Investees	Balance			(Losses)	(Decrease) (*)		Balance		(Losses)		(Decrease) (*)		Balance
	(In millions of Korean Won)

SNNC Co., Ltd.	~~W~~	87,762	~~W~~	(28,742)	~~W~~	—	~~W~~	59,020	~~W~~	34,244	~~W~~	(1)	~~W~~	93,263

Garolim Tidal Power Plant Co., Ltd.		—		—		—		—		(208)		11,249		11,041

Taegisan Wind Power Corporation		—		2,413		2,860		5,273		(3,722)		9,404		10,955

Midas IT Co., Ltd.		5,321		1,788		(183)		6,926		1,229		149		8,304

Gale International Korea Inc.		11,385		3,308		(7,710)		6,983		5,038		(4,104)		7,917

eNtoB Corporation		6,149		748		622		7,519		418		(241)		7,696

Chungju Enterprise City		9,576		(1,847)		(43)		7,686		(2,303)		—		5,383

Chungla International Business Town Co., Ltd.		—		(539)		3,893		3,354		(1,212)		17		2,159

Nickel Mining Company SAS		200,622		(35,918)		55,849		220,553		(3,634)		(26,770)		190,149

Eureka Moly LLC		—		—		121,209		121,209		(305)		(7,799)		113,105

KOBRASCO		41,143		35,385		(18,872)		57,656		25,611		15,676		98,943

BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		66,782		3,261		20,733		90,776		(23,086)		(4,023)		63,667

USS-POSCO Industries(UPI)		59,771		308		(8,749)		51,330		(18,530)		13,161		45,961

POSCO Bio Ventures L.P.		35,190		(8,288)		12,682		39,584		(5,037)		(4,108)		30,439

CAML Resources Pty. Ltd.		28,155		3,617		187		31,959		(6,561)		4,839		30,237

United Spiral Pipe, LLC. (USP)		—		(1,393)		33,653		32,260		(5,523)		(2,753)		23,984

Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.		10,043		2,361		4,540		16,944		(159)		(1,193)		15,592

Poschrome (Proprietary) Limited		5,165		3,288		(3,449)		5,004		6,237		2,240		13,481

An Khanh New City Development Joint-Ventured Company Ltd.		10,893		(2,697)		12,988		21,184		(6,509)		(2,032)		12,643

Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		4,385		4,000		2,167		10,552		122		(775)		9,899

Henan Tsingpu Ferro Alloy Co., Ltd.		8,470		(5,043)		1,657		5,084		(40)		(380)		4,664

POS-JK		—		—		—		—		(1,931)		1,931		—

Others		13,800		126		17,754		31,680		(1,019)		(2,560)		28,101

	~~W~~	604,612	~~W~~	(23,864)	~~W~~	251,788	~~W~~	832,536	~~W~~	(6,880)	~~W~~	1,927	~~W~~	827,583

(*)	Other increase or decrease represents the changes in investment securities due to acquisitions (disposals), dividends received, changes in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(c) Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investees for the years ended December 31, 2009 and 2008 are as follows:

	Dec. 31						Dec. 31						Dec. 31
	2007		Increase				2008		Increase				2009
Investee	Balance		(Decrease)		Amortization		Balance		(Decrease)		Amortization		Balance
	(In millions of Korean Won)

SNNC Co., Ltd.	~~W~~	188	~~W~~	—	~~W~~	(42)	~~W~~	146	~~W~~	—	~~W~~	(42)	~~W~~	104
eNtoB Corporation		590		244		(138)		696		—		(183)		513
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		12,249				(2,672)		9,577		—		(2,673)		6,904
CAML Resources Pty. Ltd.		13,515		—		(5,764)		7,751		—		(5,764)		1,987
POS-JK		—		—		—		—		1,015		(1,015)		—
Others		34		1,733		(629)		1,138		667		(956)		849

	~~W~~	26,576	~~W~~	1,977	~~W~~	(9,245)	~~W~~	19,308	~~W~~	1,682	~~W~~	(10,633)	~~W~~	10,357

(d) Details on the elimination of unrealized gain or loss from inter-company transactions for the years ended December 31, 2009 and 2008 are as follows:

	2009						2008
			Property, Plant and							Property, Plant and
			Equipment,							Equipment,
			and Intangible							and Intangible
Investee	Inventories		Assets		Total		Inventories			Assets	Total
	(In millions of Korean Won)

SNNC Co., Ltd.	~~W~~	(11,686)	~~W~~	1,195	~~W~~	(10,491)	~~W~~	3,094	~~W~~	(5,938)	~~W~~	(2,844)
eNtoB Corporation		368		4		372		123		10		133
Midas IT Co.,Ltd.		—		(8)		(8)		—		(2)		(2)
Nickel Mining Company SAS		4,935		—		4,935		(10,508)		—		(10,508)
KOBRASCO		14,090		—		14,090		(12,450)		—		(12,450)
USS-POSCO Industries		2,368		—		2,368		(6,268)		—		(6,268)
United Spiral Pipe, LLC.		(14)		—		(14)		—		—		—
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.		(210)		—		(210)		(168)		—		(168)
Poscrome (Proprietary) Limited		9,279		—		9,279		(7,674)		—		(7,674)
Henan Tsingpu Ferro Alloy Co., Ltd.		(154)		—		(154)		27		—		27
Others		(1,047)		3		(1,044)		(703)		(65)		(768)

	~~W~~	17,929	~~W~~	1,194	~~W~~	19,123	~~W~~	(34,527)	~~W~~	(5,995)	~~W~~	(40,522)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(e) Summary of financial information on equity-method investees as of and for the year ended December 31, 2009 is as follows:

							Net Income
Investee	Total Assets		Total Liabilities		Sales		(Loss)
	(In millions of Korean Won)

SNNC Co., Ltd.	~~W~~	505,055	~~W~~	285,120	~~W~~	368,349	~~W~~	85,686
Garolim Tidal Power Plant Co., Ltd.		34,850		486		—		(706)
Taegisan Wind Power Corporation		86,572		68,496		7,918		(6,304)
Midas IT Co., Ltd.		53,801		21,091		34,089		5,077
Gale International Korea Inc.		45,797		19,156		39,735		17,087
eNtoB Corporation		72,238		44,716		567,871		1,213
Chungju Enterprise City		141,210		119,786		—		(8,575)
Chungla International Business Town Co., Ltd.		327,997		293,771		—		(19,485)
PSIB Co., Ltd.		299,718		299,903		—		(995)
Songdo Cosmopolitan City Development Inc.		2,312,822		2,548,993		939,184		101,256
Nickel Mining Company SAS		552,707		102,228		106,005		(14,604)
Eureka Moly LLC.		168,767		4,659		—		(1,523)
KOBRASCO		273,311		75,424		42,415		25,746
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,018,978		791,925		1,135,803		(47,575)
USS-POSCO Industries		443,184		338,318		809,752		(41,795)
POSCO Bio Ventures L.P.		30,439		—		—		(5,037)
CAML Resources Pty. Ltd.		137,046		52,313		146,220		(1,886)
United Spiral Pipe, LLC.		168,096		99,532		—		(16,749)
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		122,646		70,155		130,245		6,259
Poschrome (Proprietary) Limited		64,564		9,494		48,411		3,026
An Khanh New City Development Joint-Ventured Company Ltd.		175,362		150,075		—		(6,937)
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		56,046		23,600		41,582		405
Henan Tsingpu Ferro Alloy Co., Ltd.		27,855		18,336		9,280		155
POS-JK LLC.		16,915		18,089		3,188		(5,124)
Others		341,044		241,149		433,161		3,857

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

8.	Property, Plant and Equipment

(a) Property, plant and equipment as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Buildings and structures	~~W~~	8,511,720	7,629,084
Machinery and equipment		31,538,967	28,854,834
Vehicles		228,082	205,973
Tools		419,818	467,142
Furniture and fixtures		314,052	302,801
Capital lease assets		31,830	11,900

		41,044,469	37,471,734
Less: Accumulated depreciation		(25,664,723)	(24,156,260)
Less: Accumulated impairment loss		(156)	(2,810)
Less: Government grants		(1,605)	(2,000)

		15,377,985	13,310,664
Land		2,142,621	1,861,451
Construction-in-progress		4,319,179	2,896,984

	~~W~~	21,839,785	18,069,099

The value of land based on the posted price issued by the Korean tax authority amounted to ~~W~~4,358,124 million and ~~W~~4,107,522 million as of December 31, 2009 and 2008, respectively.

As of December 31, 2009 and 2008, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~16,946,755 million and ~~W~~12,140,982 million, respectively. In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) The changes in the carrying value of property, plant and equipment for the year ended December 31, 2009 and 2008, are as follows:

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition (*1)		Disposal		Depreciation (*2)		Others (*3)			Transactions	Balance
	(In millions of Korean Won)

Land	~~W~~	1,861,451	~~W~~	153,118	~~W~~	(26,083)	~~W~~	—	~~W~~	160,305	~~W~~	(6,170)	~~W~~	2,142,621

Buildings		2,855,902		876,087		(43,536)		(245,517)		155,786		(169,204)		3,429,518

Structures		1,590,231		196,500		(10,773)		(150,340)		99,480		(76,988)		1,648,110

Machinery and equipment		8,635,599		3,332,801		(165,204)		(2,005,954)		813,289		(539,183)		10,071,348

Vehicles		33,923		56,976		(23,383)		(17,294)		1,323		(480)		51,065

Tools		94,396		38,580		(2,180)		(33,519)		(28,490)		(432)		68,355

Furniture and fixtures		90,034		36,342		(2,305)		(37,445)		3,682		(4,284)		86,024

Financial Lease assets		10,579		3,410		(10)		(6,840)		16,426		—		23,565

Construction-in-progress		2,896,984		5,587,395		(32,049)		—		(3,788,448)		(344,703)		4,319,179

	~~W~~	18,069,099	~~W~~	10,281,209	~~W~~	(305,523)	~~W~~	(2,496,909)	~~W~~	(2,566,647)	~~W~~	(1,141,444)	~~W~~	21,839,785

(*1)	Includes asset transferred from construction-in-progress.

(*2)	Includes depreciation expense of idle property.

(*3)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation, etc.

												Elimination of
	Beginning											Intercompany	Ending
	Balance		Acquisition		Disposal		Depreciation		Others			Transactions	Balance
	(In millions of Korean Won)

Land	~~W~~	1,509,189	~~W~~	119,753	~~W~~	(26,404)	~~W~~	—	~~W~~	260,018	~~W~~	(1,105)	~~W~~	1,861,451
Buildings		2,623,024		231,885		(11,123)		(216,416)		405,973		(177,441)		2,855,902
Structures		1,546,816		152,673		(5,687)		(130,600)		104,876		(77,847)		1,590,231
Machinery and equipment		8,526,549		1,479,351		(29,270)		(1,795,165)		978,965		(524,831)		8,635,599
Vehicles		36,946		10,928		(2,064)		(15,040)		4,038		(885)		33,923
Tools		75,383		54,086		(548)		(43,896)		10,306		(935)		94,396
Furniture and fixtures		69,152		48,066		(733)		(34,838)		13,859		(5,472)		90,034
Financial Lease assets		10,829		403		—		(687)		34		—		10,579
Construction-in-progress		1,183,877		4,014,374		(33,483)		—		(2,018,206)		(249,578)		2,896,984

	~~W~~	15,581,765	~~W~~	6,111,519	~~W~~	(109,312)	~~W~~	(2,236,642)	~~W~~	(240,137)	~~W~~	(1,038,094)	~~W~~	18,069,099

(c) The Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a Ro-Ro (roll-on roll-off) ship for the exclusive use of transporting plates and others. As of December 31, 2009, future minimum lease payments under such a capital lease are as follows:

	Minimum
	Lease
	Payments
	(In millions of
	Korean Won)

Less 1 year	~~W~~	6,813
1 ~ 5 years		11,566
Over 5 years		5,508

	~~W~~	23,887

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

9.	Intangible Assets

(a) Intangible assets, net of accumulated amortization, as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Goodwill	~~W~~	272,092	270,842
Negative goodwill		(10,352)	(575)
Intellectual property rights		51,994	18,266
Research and development costs, net of government grants		48,496	82,221
Port facilities usage rights		99,552	116,078
Long-term electricity supply contract rights		48,483	55,170
Others		119,704	181,765

	~~W~~	629,969	723,767

(b) The changes in the carrying value of intangible assets for the years ended December 31, 2009 and 2008 are as follows:

	For the Year Ended December 31, 2009
											Elimination of
	Beginning						Recovery				Intercompany		Ending
	Balance		Acquisition		Disposal		(Amortization)		Others (*1)		Transactions		Balance
	(In millions of Korean Won)

Goodwill	~~W~~	270,842	~~W~~	39,527	~~W~~	—	~~W~~	(38,353)	~~W~~	76	~~W~~	—	~~W~~	272,092

Negative goodwill		(575)		(11,468)		—		1,766		(75)		—		(10,352)

Intellectual property rights		18,266		40,917		(2,420)		(5,340)		571		—		51,994

Research and development costs, net of government grants (*2)		82,221		37,013		(8,535)		(14,302)		(47,689)		(212)		48,496

Port facilities usage rights		116,078		1,680		—		(18,090)		—		(116)		99,552

Long-term electricity supply contract rights		55,170		—		—		(6,687)		—		—		48,483

Others (*3)		181,765		29,113		(1,518)		(70,661)		(14,436)		(4,559)		119,704

	~~W~~	723,767	~~W~~	136,782	~~W~~	(12,473)	~~W~~	(151,667)	~~W~~	(61,553)	~~W~~	(4,887)	~~W~~	629,969

(*1)	Includes transfer of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.

(*2)	The Company recognized impairment loss on development cost amounting to ~~W~~50,493 million including ~~W~~45,378 million of impairment loss recognized by POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.) as it is assumed that the future economic benefits will not flow into the Company.

(*3)	The Company has recorded expenses related to the ERP system and production innovation as other intangible assets.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	For the Year Ended December 31, 2008
											Elimination of
	Beginning						Recovery				Intercompany		Ending
	Balance		Acquisition		Disposal		(Amortization)		Others		Transactions		Balance
	(In millions of Korean Won)

Goodwill	~~W~~	75,556	~~W~~	230,489	~~W~~	—	~~W~~	(33,327)	~~W~~	(1,876)	~~W~~	—	~~W~~	270,842

Negative goodwill		(1,243)		—		—		406		262		—		(575)

Intellectual property rights		1,811		2,625		(360)		(1,237)		15,427		—		18,266

Research and development costs, net of government grants		91,965		40,066		(2,037)		(18,071)		(29,214)		(488)		82,221

Port facilities usage rights		130,234		7,562		—		(21,604)		362		(476)		116,078

Long-term electricity supply contract rights		61,857		—		—		(6,687)		—		—		55,170

Others		210,599		72,532		(8,795)		(66,896)		(22,700)		(2,975)		181,765

	~~W~~	570,779	~~W~~	353,274	~~W~~	(11,192)	~~W~~	(147,416)	~~W~~	(37,739)	~~W~~	(3,939)	~~W~~	723,767

(c) The amortization expenses for the years ended December 31, 2009 and 2008 were classified under the following:

	2009		2008
	(In millions of Korean Won)

Cost of goods sold	~~W~~	72,028	75,826
Selling and administrative expenses		79,639	71,590

	~~W~~	151,667	147,416

(d) Details of significant intangible assets are as follows:

						Remaining
	Description	2009		2008		Useful Life
		(In millions of Korean Won)

	Excess investment amount over fair value in POSCO Power Corp.	~~W~~	26,471	~~W~~	47,682	1 years
Goodwill	Excess investment amount over fair value in Daewoo Engineering Company		198,580		209,461	18 years
	Excess investment amount over fair value in POSCO VST Co., Ltd.		36,955		—	5 years

(e) Research and development costs incurred for the years ended December 31, 2009 and 2008 were ~~W~~452,589 million and ~~W~~455,912 million, respectively. Research and development costs amounting to ~~W~~368,207 million and ~~W~~361,341 million were classified to cost of goods sold, while ~~W~~84,382 million and ~~W~~94,571 million were classified to selling and administrative expenses for the years ended December 31, 2009 and 2008, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(f) The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:

Period	Amount
	(In millions of
	Korean Won)

2010	~~W~~	61,234
2011		44,863
2012		34,320
2013		23,348
2014		16,721

	~~W~~	180,486

10.	Pledged Assets

(a) Details of assets pledged as collateral for short-term borrowings and long-term debts, as well as for performance guarantee, as of December 31, 2009 and 2008 are as follows:

	Beneficiaries	2009		2008
		(In millions of Korean Won)

Land	Mizuho Bank and others	~~W~~	220,732	225,628
Buildings and structures (note 8)	Korea Development Bank and others		105,465	172,159
Machinery and equipment (note 8)	Kookmin Bank and others		387,828	431,626
Short-term financial instruments (note 3)	Korea Development Bank and others		2,000	3,000
Trade accounts and notes receivable (note 5)	Mizuho Bank and others		53,898	84,557
Available-for-sale securities (*1) (note 7)	Exchangeable bond holder and others		1,233,523	2,033,862
Held-to-maturity securities (*2) (note 7)	Gyeongsangbuk-do provincial office		31,675	31,553
Equity investments (note 7)	Related creditors		15,793	7,196

		~~W~~	2,050,914	2,989,581

(*1)	As of December 31, 2009, 2,030,526 shares, equivalent to 18,274,731 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 156,472,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samurai bonds issued.

(*2)	As of December 31, 2009, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~29,749 million and ~~W~~1,926 million, respectively, were provided as collateral to the Gyeongsangbuk-do Provincial Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b) Details of loans from foreign financial institutions guaranteed by Korea Development Bank as of December 31, 2009 and 2008 are as follows:

	2009			2008
	Foreign	Won		Foreign	Won
Financial Institution	Currency	Equivalent		Currency	Equivalent
	(In millions of Korean Won)

Korea Development Bank	EUR 3,964,242	~~W~~	6,637	EUR 4,600,591	~~W~~	8,171

(c) As of December 31, 2009, POSCO and its subsidiaries were provided with guarantees amounting to ~~W~~1,695,156 million from Korea Exchange Bank and others for their contract commitments.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

11.	Other Assets

Other assets as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Other current assets
Short-term loans receivable	~~W~~	163,932	95,918
Accrued income		64,370	58,003
Prepaid expenses		45,140	82,891
Others		76,233	150,016

		349,675	386,828
Less: Allowance for doubtful accounts		(33,286)	(34,086)

	~~W~~	316,389	352,742

Other long-term assets
Other investment assets	~~W~~	513,878	294,033
Less: Allowance for doubtful accounts		(1,636)	(3,308)
Less: Present value discount		—	—

	~~W~~	512,242	290,725

12.	Short-Term Borrowings and Current Portion of Long-Term Debts

(a) Short-term borrowings as of December 31, 2009 and 2008 are as follows:

	Annual Interest
Financial Institutions	Rate (%)	2009				2008
	(In millions of Korean Won)

Won currency borrowings
The Export-Import Bank of Korea and others	2.61 ~ 9.80	KRW	733,867	~~W~~	733,867	509,129	509,129

Foreign currency borrowings
Bank of America	0.50 ~ 1.80	USD	87,641,601		104,833	125,196,920	157,435
		CNY	14,629,409			—
Shinhan Bank and others	0.71 ~ 17.00	USD	1,192,237,238		2,387,101	1,039,133,496	2,587,791
		JPY	40,030,261,210			40,950,068,039
		CNY	1,876,379,123			2,890,648,137
		MYR	171,400,734			203,334,260
		VND	252,735,770,675			393,895,525,000
		AUD	50,000,000			60,000,000
		THB	1,170,000,000			507,400,000
		MMK	1,184,424,000			1,346,619,061
		NTD	40,000,000			—
		INR	—			250,000,000

					2,491,934		2,745,226

				~~W~~	3,225,801		3,254,355

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) Current portion of long-term debts as of December 31, 2009 and 2008 are as follows:

	Annual Interest
Financial Institutions	Rate (%)	2009				2008
	(In millions of Korean Won)

Debentures
Domestic and foreign debentures	5.26 ~ 6.55	KRW	212,000	~~W~~	317,084	332,102	332,102
		USD	90,000,000			—
Less: Discount on debentures issued					(219)		(205)

					316,865		331,897

Won currency borrowings
National Agricutural Cooperative Federation and others	1.00 ~ 7.36	KRW	226,622		226,622	9,475	9,475
Foreign currency borrowings
The Export-Import Bank of Korea and others	0.55 ~ 13.2	USD	138,000,000		242,335	309,624,451	427,640
		JPY	10,401,835,976			2,267,000,000
		VND	2,443,430,595			—
		MYR	9,680,526			—
		CNY	—			29,000,000

					468,957		437,115

Loans from foreign financial institutions
NATIXIS	2.00	EUR	636,350		1,065	636,350	1,130

				~~W~~	786,887		770,142

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

13.	Long-Term Debts

(a) Debentures as of December 31, 2009 and 2008 are as follow:

			Annual Interest
	Issue date	Maturity	Rate (%)	2009				2008
	(In millions of Korean Won)

Domestic Debentures	10/21/2004 ~ 11/24/2009	08/18/2009 ~ 08/27/2019	4.02~6.80	KRW	3,372,050	~~W~~	3,882,688	2,584,102	3,137,102
				USD	340,000,000			340,000,000
				JPY	9,000,000,000			9,000,000,000
9th Samurai Bonds(Public)	06/28/2006	06/28/2013	2.05	JPY	50,000,000,000		631,410	50,000,000,000	696,945
1st Samurai Bonds(Private)	12/29/2008	12/29/2011	Tibor +1.6	JPY	50,000,000,000		631,410	50,000,000,000	696,945
1th FRN	11/11/2008	11/11/2011	Tibor +2.6	JPY	20,000,000,000		252,564	20,000,000,000	278,778
1st Euro Bonds	08/10/2006	08/10/2016	5.88	USD	300,000,000		350,280	300,000,000	377,250
Exchangeable Bonds (*)	08/19/2008	08/19/2013	—	JPY	52,795,000,000		666,706	52,795,000,000	735,904
Global Bonds	03/26/2009	03/26/2014	8.75	USD	700,000,000		817,320	—	—

							7,232,378		5,922,924
Add: Premium on bond redemption							10,067		11,112
Less: Current portion							(317,084)		(332,102)
Less: Discount on debentures issued							(70,449)		(74,990)

						~~W~~	6,854,912		5,526,944

(*)	The Company issued exchangeable bonds, which is exchangeable with 18,274,731 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance:	JPY 2,867,605,334
Fair value of an exchangeable right as of December 31,2009:	JPY 168,944,000
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise date of put by bondholders:	August 19, 2011

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) Long-term borrowings as of December 31, 2009 and 2008 are as follows:

	Annual Interest Rate
Financial Institutions	(%)	2009				2008
	(In millions of Korean Won)

Won currency borrowings
The Korea Resources Corporation	Representative Borrowing Rate (*1) - 2.25	KRW	55,114	~~W~~	55,114	49,308	49,308
Woori Bank	Representative Borrowing Rate (*1) - 1.25	KRW	20,405		20,405	—	—
The Korea Development Bank and	1.00 ~ 7.36	KRW	537,418		537,418	595,037	595,037
Less: Current portion					(226,622)		(9,475)

					386,315		634,870

Foreign currency borrowings (*2)
The Korea Development Bank and others	Representative Borrowing Rate (*1) - 2.25	CNY	1,307,960,156		1,225,317	29,000,000	1,154,647
		JPY	18,409,435,976			12,099,500,000
		MYR	149,680,526			140,000,000
		USD	622,927,180			745,808,410
		VND	2,443,430,595			—
Less: Current portion					(242,335)		(427,640)

Loans from foreign financial institutions					982,982		727,007

NATIXIS	2.00	EUR	3,964,241		6,637	4,600,591	8,171
Less: Current portion					(1,065)		(1,130)

					5,572		7,041

				~~W~~	1,374,869		1,368,918

(*1)	The average yield of 3-year government bond is utilized for the annual interest rate calculation. The average yield of 3-year government bond is rounded off to the nearest 0.25%.

(*2)	Foreign currency borrowings include long-term borrowing amounting to ~~W~~5,578 million, the repayment of which depends on the result of the oil exploration in the Aral Sea in Uzbekistan with Korea National Oil Corporation (“KNOC”). (note 16)

(c) Aggregate maturities of long-term debts as of December 31, 2009 are as follows:

					Foreign		Loans from
					Currency		Foreign Financial
Period	Debentures (*)		Borrowings		Borrowings		Institutions		Total
	(In millions of Korean Won)

2010	~~W~~	317,084	~~W~~	226,622	~~W~~	242,335	~~W~~	1,065	~~W~~	787,106
2011		2,196,964		186,836		332,230		1,065		2,717,095
2012		640,050		73,361		263,892		1,065		978,368
2013		2,060,747		26,047		354,689		1,065		2,442,548
Thereafter		2,027,600		100,071		32,171		2,377		2,162,219

	~~W~~	7,242,445	~~W~~	612,937	~~W~~	1,225,317	~~W~~	6,637	~~W~~	9,087,336

(*)	The amount includes a premium on bond redemption.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

14.	Accrued Severance Benefits

(a) The changes in accrued severance benefits for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Estimated severance benefits at the beginning of period	~~W~~	1,176,070	986,956
Provision for severance benefits		79,186	314,156
Payment		(144,007)	(125,374)
Others (*)		1,714	332

Estimated severance benefits at the end of period	~~W~~	1,112,963	1,176,070
Transfer to National Pension Fund		(1,751)	(1,959)
Deposit for severance benefits trust		(810,791)	(790,393)

Net balance at the end of period	~~W~~	300,421	383,718

(*)	Includes foreign currency adjustments, changes in consolidation scope and others.

(b) The Company expects to pay the following future benefits to its employees upon their normal retirement age:

Period	Amount
	(In millions of Korean Won)
2010	~~W~~	48,703
2011		60,386
2012		69,703
2013		70,160
2014~2019		671,826

	~~W~~	920,778

The above amounts were determined based on the employee’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

15.	Other Liabilities

Other liabilities as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)
Other current liabilities
Unearned revenue	~~W~~	2,355	2,292
Derivatives liabilities		35,678	225,137
Others		96,149	61,736

	~~W~~	134,182	289,165

Other long-term liabilities
Reserve for allowance	~~W~~	40,718	35,558
Derivatives liabilities		8,831	52,896
Liability related to stock appreciation rights		54,272	38,147
Deposit received		152,386	70,274
Others		54,280	60,867

	~~W~~	310,487	257,742

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

16.	Commitments and Contingencies

(a) As of December 31, 2009, contingent liabilities on outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

Grantors	Entity Being Guaranteed	Financial Institution	Amount		Won Equivalent
	(In millions of Korean Won)
POSCO	POSCO Investment Co., Ltd.	HSBC	CNY	630,000,000	~~W~~	107,767
			MYR	280,000,000		95,427
			USD	346,000,000		403,990
	POSCO-Vietnam Co,. Ltd.	The Export-Import Bank of Korea and others	JPY	4,806,750,000		60,701
			USD	230,000,000		268,548
	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	CNY USD	359,180,000 13,800,000		61,441 16,113
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500		7,500
	IBC Corporation	The Export-Import Bank of Korea	USD	20,000,000		23,352
	POSLILAMA Steel Structure Co., Ltd.	The Export-Import Bank of Korea and others	USD	47,522,000		55,487
Posteel Co., Ltd.	POSCO Canada Ltd.	Hana Bank	USD	12,484,500		14,577
POSCO ICT Co., Ltd.	Chungju Enterprise City	Nong Hyup Bank	KRW	2,530		2,530
POSCO Investment Co., Ltd.	POSCO-MPC S.A. de.C.V.	BOTM	USD	50,600,000		59,081
	POSCO-Malaysia SDN. BHD.	HSBC and others	USD	81,751,820		95,453
	POSCO-Mexico Co,. Ltd.	HSBC	USD	130,000,000		151,788
	POSCO Poland Wroclaw Steel Processing Center Co., Ltd.	HSBC	EUR	8,600,000		14,399
	Qingdao Pohang Stainless Steel Co., Ltd.	Standard Chartered	USD	42,000,000		49,039
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	CNY	630,000,000		107,768
			USD	280,000,000		326,928
	Zhongyue POSCO (Qinhuangdao)	Bank of China and others	CNY	5,100,000		872
	Tinplate Industrial Co., Ltd.
POSCO-Japan Co., Ltd.	POSCO ICT Co.,Ltd.	Mizuho Bank	JPY	100,000,000		1,263
	POSCO-JKPC Co., Ltd.	Mizuho Bank and others	JPY	2,990,000,000		37,758
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	3,300,000,000		41,673
	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	2,827,500,000		35,706
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	2,506,250,000		31,649
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	POSCO E&C(Beijing) Co., Ltd.	Korea Exchange Bank	CNY	8,000,000		1,368
POSCOAST Co., Ltd.	DaiMyung TMS Co., Ltd.	Korea Development Bank	JPY	285,685,976		3,608
			KRW	27,500		27,500

					~~W~~	2,103,286

As of December 31, 2008, contingent liabilities on outstanding guarantees provided for the repayment of loans of affiliated companies amounted to ~~W~~1,933,521 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) As of December 31, 2009, contingent liabilities on outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

	Entity Being		Amount
Grantors	Guaranteed	Financial Institution	Guaranteed		Won Equivalent
	(In millions of Korean Won)

POSCO	Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000	~~W~~	666,706
POSCO E&C Co., Ltd.	The first district of Minrak, Busan	Kookmin Bank	KRW	38,680		38,680
	Association of the first district of Mokdong,	Woori Bank	KRW	5,060		5,060
Posteel Co., Ltd.	GIPI	Qatar National Bank and others	USD	12,000,000		14,011
	Asia Speciality Steel Co., Ltd.	The Yamaguchi Bank and others	JPY	2,700,000,000		34,096
POSCON Co., Ltd.	Dalian Poscon Dongbang Automatic Co., Ltd.	STX Construction(dalian) Co,. Ltd. and others	KRW	1,725		1,725
POSCO ICT Co., Ltd.	Innovalley	Industrial Bank of Korea and others	KRW	115,336		115,336
POSCO Plant Engineering Co., Ltd.	Changhwan Dep. Co., Ltd.	Hana Bank	KRW	6,300		6,300
	Jaesan Energy Co., Ltd.	Hana Bank	KRW	6,693		6,693
	Halla Precision Eng. Co.,Ltd.	Shinhan Bank	KRW	5,275		5,275
Samjung Packing & Aluminum Co., Ltd.	Pyungsan Si Co., Ltd.	Seoul Guarantee Insurance Company	KRW	571		571
Daewoo Engineering Company	Sen Structural Engineers Co., Ltd.	Youngdong Construction Co,. Ltd. and others	KRW	142		142
	Kocen Co., Ltd.	Korea Power Engineering Co., Inc. and others	KRW	7,270		7,270
	Hyundai ENG Co., Ltd.	Samsung C&T Corporation and others	KRW	75,960		75,960
	DAEWOO TECH THAILAND	Korea Exchange Bank	THB	178,124,800		6,238

					~~W~~	984,063

As of December 31, 2008, the Company had outstanding payment guarantees for non-affiliated companies and others amounting to ~~W~~942,368 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(c) As of December 31, 2009, the Company and certain subsidiaries acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. and others. The Company’s lease expenses, with respect to the above lease agreements, amounted to ~~W~~8,091 million for the year ended December 31, 2009. Future lease payments under the above lease agreements are as follows:

Period	Amount
	(In millions of Korean Won)
2010	~~W~~	6,070
2011		3,120
2012		1,484
2013		302
2014		297
Thereafter		1

	~~W~~	11,274

(d) As of December 31, 2009, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details are as follows:

Company	Plaintiff	Amount	Description
	(In millions of Korean Won)
POSCO	Songdo Construction Co.,Ltd. and others Korea Development	13,054	13 lawsuits including claim for operation damages due to loss of the sands at beach
POSCO E&C Co., Ltd.	Financing Corporation and others	35,539	44 lawsuits including claim for surety obligations of Korea Development Financing Corporation
Posteel Co., Ltd.	Samjin Line Co.,Ltd.	1,155	2 lawsuits including claims for damages related import and export business
POSCON Co., Ltd.	Hyosung FMC	280	Litigation on subcontract service fees
POSCO ICT Co., Ltd.	Military Mutual Aid Association and others	1,191	2 lawsuits for receivables
POS-AC Co., Ltd.	Sungjee Construction Co.,Ltd. and others	186	Litigation on consulting fee payables related the construction contract
Daewoo Engineering Company	Korea Environment Corporation and others Beijing lantian jianzhu	1,592	5 lawsuits on claims for damages
POSCO E&C (Beijing) Co., Ltd.	gongcheng youxiangongsi and others	850	2 lawsuits including claims of payables related the construction contract

The Company believes that although the outcome of these matters is uncertain, they would not result in a material loss for the Company.

(e) POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2009, 364 million tons of iron ore and 59 million tons of coal remained to be purchased under such long-term contracts.

(f) On July 1, 2005, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years. Purchase price is subject to change, following change of monthly standard oil price (JCC) and also price of ceiling is applicable.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(g) POSCO entered into commitments of foreign currency long-term borrowings which are limited up to the amount of USD6.86 million and USD3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the project. POSCO is not liable for the repayment of full or part of money borrowed if the project fails and also POSCO has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreements.

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

(i) As of December 31, 2009, commitments and other contingencies provided to non-affiliated companies are as follows:

1) As of December 31, 2009, POSCO has bank overdraft agreements of up to ~~W~~310,000 million with Woori Bank and six other banks. In addition, POSCO entered into a credit purchase loan agreement with Industrial Bank of Korea and five other banks for credit lines of up to ~~W~~240,000 million. POSCO has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to USD1,420 million and to borrow USD500 million in foreign short-term borrowings. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2009, amount to USD235 million for which POSCO is contingently liable upon the issuers’ default.

2) As of December 31, 2009, POSCO E&C Co., Ltd. has provided 17 blank promissory notes, six blank checks and six other notes, approximately amounting to ~~W~~61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans. In addition, POSCO E&C Co., Ltd. has entered into a contract to guarantee the borrowings of subcontractors amounting to ~~W~~1,188,693 million and USD22 million with financial institutions and also has entered into contracts to guarantee borrowings related to redevelopment project costs amounting to ~~W~~38,608 million.

3) POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to ~~W~~2,678,631 million while Samsung Corporation and SK Engineering & Construction Co., Ltd. provides the completion guarantees and payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ~~W~~1,937,279 million as of December 31, 2009. Also, POSCO E&C Co., Ltd. has loan agreements of up to ~~W~~723,200 million and to open letters of credit of up to USD1,808 million with Woori Bank and others.

4) As of December 31, 2009, Posteel Co., Ltd. has entered into local and foreign credit agreements, of up to ~~W~~671,872 million with Hana Bank and other banks of which ~~W~~394,446 million remains unused.

5) As of December 31, 2009, POSCON Co., Ltd. has a loan agreement of up to ~~W~~145,070 million and USD30 million of which ~~W~~32,413 million and USD20 million remain unused with Shinhan Bank and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

6) As of December 31, 2009, Pohang Coated Steel Co., Ltd. has local credit loan agreements, credit purchase loan agreements and letters of credit in relation to trade of up to ~~W~~140,329 million and USD0.5 million with Shinhan Bank and other banks of which ~~W~~78,475 million and USD0.5 million remains unused.

7) As of December 31, 2009, POSCO Plant Engineering Co., Ltd. (formerly, POSCO Machinery & Engineering Co., Ltd.) has entered into a local credit loan agreements, credit purchase loan agreements and foreign credit loan agreement of up to ~~W~~44,000 million with Shinhan Bank and ~~W~~36,612 million remains unused. In addition, POSCO Plant Engineering Co., Ltd. has entered into an agreement with Shinhan Bank of up to NTD500 million and NTD460 million remain unused.

8) As of December 31, 2009, Seoul Guarantee Insurance Company and Korea Software Financial Cooperative have issued guarantees of up to ~~W~~102,624 million and ~~W~~235 million, respectively, for POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.)’s contractual performance related to certain system integration services.

9) As of December 31, 2009, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ~~W~~150,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used ~~W~~100,955 million of this loan agreement. In addition, POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD55 million, and for a loan of up to ~~W~~165,000 million and POSCO Specialty Steel Co., Ltd. has used USD0.9 million, JPY210 million and EUR88 thousand.

10) As of December 31, 2009, Samjung Packing & Aluminum Co., Ltd. has a credit purchase loan of up to ~~W~~39,000 million with Woori Bank and four other banks and has entered into loan on bills agreement of up to USD20 million with Export and Import Bank of Korea related to investment to mine of Molybden. Samjung Packing & Aluminum Co., Ltd. has entered into an agreement with Woori Bank and four other banks for usance transaction in relation to trade of up to USD40 million.

11) As of December 31, 2009, POSCO Power Corp. has a loan agreement up to ~~W~~108,000 million and USD70 million with Kookmin Bank and three other banks and has used USD10 million.

12) As of December 31, 2009, Daewoo Engineering Company has a loan agreement and credit purchase loan agreement of up to ~~W~~150,000 million and USD22 million with City bank and others.

13) As of December 31, 2009, POSCO America Corporation has loan agreements of up to USD120 million with Bank of America and others and has used USD92 million.

14) As of December 31, 2009, POSCO Asia Co., Ltd. has loan agreements of up to USD247 million with Bank of America and others and has used USD112 million.

15) As of December 31, 2009, Zhangjiagang Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY6,596 million and USD280 million with Bank of China and others.

16) As of December 31, 2009, Qingdao Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY991 million with Bank of China and others, and has used CNY395 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

17) As of December 31, 2009, POSCO (Suzhou) Automotive Processing center Co., Ltd. has loan agreements of up to USD70.6 million with China Agriculture Bank and others and has used USD23.7 million.

18) As of December 31, 2009, POSCO-Japan Co., Ltd. has bank overdraft agreements for working capital of up to JPY53,800 million with MIZUHO bank and others and has used JPY37,000 million.

19) As of December 31, 2009, POSCO-Foshan steel processing center Co., Ltd. has a loan agreement of up to USD170 million and has used USD32 million.

20) As of December 31, 2009, POS-MPC S.A. de C.V. has a loan agreement of up to USD80.6 million with Standard Chartered and others and has used USD49.8 million.

17.	Capital Stock

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of ~~W~~5,000 per share. As of December 31, 2009, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2009, ending balance of capital stock is amounted to ~~W~~482,403 million; however, it is different from par value amounted to ~~W~~435,934 million due to retirement of treasury stock.

As of December 31, 2009, total shares of ADRs are 66,059,024 shares, equivalent to 16,514,756 of common shares.

18.	Capital Surplus

Capital surplus as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)
Additional paid-in capital	~~W~~	463,825	463,825
Revaluation surplus		3,224,770	3,224,770
Others		757,437	630,488

	~~W~~	4,446,032	4,319,083

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

19.	Retained Earnings

Retained earnings as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)
Appropriated
Legal reserve	~~W~~	241,202	241,202
Appropriated retained earnings for business rationalization		918,300	918,300
Reserve under Korean Tax Law		720,000	1,071,667
Voluntary reserve		22,768,724	18,739,895

		24,648,226	20,971,064
Unappropriated		3,287,500	4,422,182

	~~W~~	27,935,726	25,393,246

20.	Dividends

(a) Details of interim and year-end dividends for the years ended December 31, 2009, and 2008 are as follows:

Interim Dividends

	2009			2008			2007
	Dividend Ratio	Dividend		Dividend Ratio	Dividend		Dividend Ratio	Dividend
	(%)	Amount		(%)	Amount		(%)	Amount
	(In millions of Korean Won)
Common shares	30	~~W~~	114,855	50	~~W~~	188,485	50	189,541

Year-end Cash Dividends

	2009			2008			2007
	Dividend Ratio	Dividend		Dividend Ratio	Dividend		Dividend Ratio	Dividend
	(%)	Amount		(%)	Amount		(%)	Amount
	(In millions of Korean Won)
Common shares	130	~~W~~	500,714	150	~~W~~	574,274	150	566,552

(b) Details of the dividend payout ratios and dividend yield ratios for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008		2007
	Dividend	Dividend	Dividend	Dividend	Dividend	Dividend
	Payout	Yield	Payout	Yield	Payout	Yield
	Ratio (%)	Ratio (%)	Ratio (%)	Ratio (%)	Ratio (%)	Ratio (%)

Common shares	19.13	1.29	17.42	2.63	21.25	1.74

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

21.	Capital Adjustments

(a) Capital adjustments as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)
Treasury stock	~~W~~	(2,403,263)	(2,502,014)
Others		(7,405)	(7,067)

	~~W~~	(2,410,668)	(2,509,081)

(b) Treasury stocks which are maintained for stabilization of stock price in accordance with decision made by board of directors as of December 31, 2009 and 2008 are as follows:

	2009			2008
		Book		Book
	Number of shares	value		value
	(In millions of Korean Won)

Treasury stock	7,792,072	~~W~~	1,662,068	1,760,819
Specified money in trust	2,361,885		741,195	741,195

	10,153,957	~~W~~	2,403,263	2,502,014

The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 462,962 shares of its treasury on October 19, 2009, as approved by the Board of Directors on October 16, 2009, and the difference between the carrying value and the proceeds from the sale of ~~W~~150,373 million, net of tax of ~~W~~33,082 million was recognized as gains on disposal of treasury stock in capital surplus in equity.

22.	Stock Appreciation Rights

(a) The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Before the modifications (*)

Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares

Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share

After the modifications (*)

Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005

Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share

Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares

Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares

Number of shares exercised	434,167 shares	55,896 shares	20,495 shares	134,106 shares	115,064 shares	62,000 shares	821,728 shares

Number of shares outstanding	—	—	—	1,791 shares	99,164 shares	28,000 shares	128,955 shares

Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007

	— July 23, 2008	— April 27, 2009	— Sept. 18 2009	— April 26, 2010	— July 23, 2011	— April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) Expenses (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2009 are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
	(In millions of Korean Won)
Prior periods	~~W~~	59,945	~~W~~	10,801	~~W~~	4,843	~~W~~	29,770	~~W~~	54,680	~~W~~	25,486	~~W~~	185,525
Current period		—		(21)		1,228		2,126		26,559		6,208		36,100

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,896	~~W~~	81,239	~~W~~	31,694	~~W~~	221,625

(c) As of December 31, 2009 and 2008, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amounted to ~~W~~55,141 million and ~~W~~42,779 million, respectively.

(d) The following table summarizes information about appreciation rights granted:

	2009			2008			2007
		Weighted-			Weighted-			Weighted-
	Number of	Average		Number of	Average		Number of	Average
	Stock	Exercise		Stock	Exercise		Stock	Exercise
Stock Appreciation Rights	Appreciation	Price per		Appreciation	Price per		Appreciation	Price per
Outstanding	Rights	Share		Rights	Share		Rights	Share
	(In Korean Won)
Beginning of year	198,481	~~W~~	150,770	279,472	~~W~~	145,170	460,335	~~W~~	145,238
Granted	—		—	—		—	—		—
Excercised	(69,526)		117,169	(80,991)		115,715	(180,863)		145,344
Canceled	—		—	—		—	—		—
Forfeited	—		—	—		—	—		—

Stock appreciation rights outstanding, end of year	128,955		160,402	198,481		150,770	279,472		145,170

Excercisable at the year end	128,955	~~W~~	160,402	198,481	~~W~~	150,770	279,472	~~W~~	145,170

Weighted-average fair value at grant date		~~W~~	143,779		~~W~~	140,206		~~W~~	116,176

(e) The following table summarizes information about stock appreciation rights outstanding at December 31, 2009:

	Appreciation Rights Outstanding
		Weighted-Average	Weighted-Average
		Remaining	Exercise Price
Exercise Prices	Shares	Contractual Life	per Share
	(In Korean Won)
102,900	1,791	0.32 years		102,900
151,700	99,164	1.56 years		151,700
194,900	28,000	2.33 years		194,900

	128,955	1.71 years	~~W~~	160,402

23.	Derivative Financial Instruments

The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

years ended December 31, 2009 and 2008 and related contracts outstanding as of December 31, 2009 and 2008 are as follows:

				Valuation Gain/Loss								Transaction Gain/Loss
	Type of	Purpose of	Financial	Income Statement				Comprehensive Income				Income Statement
Company	Transaction	Transaction	Institutions	2009		2008		2009		2008		2009		2008
	(In millions of Korean Won)

POSCO	Currency forward	Trading	Woori Bank and others	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,177	~~W~~	830

	Embedded derivative (*)	Exchangeable Bonds	Related creditors		7,065		17,985		—		—		—		—

POSCO E&C Co., Ltd.	Currency forward	Fair value hedge	HSBC and others		10,659		(124,870)		—		—		12,527		(53,070)

	Interest Swap	Cash flow hedge	Calyon Bank and others		(28,045)		72,182		—		(4,634)		(4,322)		1,718

	Valuation of Fixed contract	Fair market value hedge	—		(34,328)		177,940		—		—		—		—

Posteel Co., Ltd.	Currency forward	Trading	SC Korea First Bank		23		—		—		—		(41)		2,659

Pohang Coated	Currency forward	Trading	Shinhan Bank

Steel Co., Ltd.	Currency Option	Trading	SC Korea First		—		—		—		—		—		(3,325)

			Bank and others		5,145		(138,472)		—		—		(6,935)		(19,228)

	Currency Swap	Trading	SC Korea First Bank		—		10,451		—		—		—		9,570

			and others

	Non-derivatives	Cash flow hedge	Citi Bank		—		—		—		—		2,150		—

POSCO Plant	Currency forward	Trading	Korea Exchange

Engineering			Bank and others		—		(2,482)		—		—		(1,270)		(3,606)

Posco Specialty Steel Co., Ltd.	Currency forward	Trading	SC Korea First Bank		6		(2)		—		—		211		—

	Currency Swap	Cash flow hedge	SC Korea First Bank		—		—		—		—		—		9,186

Samjung Packing & Aluminum Co., Ltd.	Currency future	Trading	Woori Bank and others		—		215		—		—		969		—

POSCO Power Corp.	Currency forward	Trading	Nong Hyup Bank and others		5,251		—		—		—		—		(1,365)

	Currency Swap	Cash flow hedge	Calyon Bank and others		(18,670)		51,800		—		(6,166)		—		—

Daewoo engineering Company	Currency forward	Trading	Citi Bank		354		(5,886)		—		—		(7,284)		(5,385)

POSCO Austrailia Pty. Ltd.	Derivatives	Trading	MML		9,295		(584)		—		—		—		—

POS-MPC S.A. de C.V.	Currency future	Fair value hedge	Standard Chartered		—		—		—		—		—		(149)

				~~W~~	(43,245)	~~W~~	58,277	~~W~~	—	~~W~~	(10,800)	~~W~~	10,182	~~W~~	(62,165)

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~2,133 million (JPY168,994,000) and ~~W~~9,199 million (JPY659,937,500) as of December 31, 2009 and 2008, respectively. This exchangeable right is included in other long-term liabilities. (note 15)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

24.	Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
	(In millions of Korean Won)
Transportation and storage	~~W~~	648,345	~~W~~	781,425	~~W~~	619,499
Salaries		280,529		256,959		218,206
Welfare		142,429		159,732		123,584
Depreciation and amortization		123,525		106,271		87,257
Fees and charges		158,158		124,123		97,100
Advertising		94,696		98,780		103,979
Research and development expenses		84,382		94,571		52,846
Severance benefits		27,482		52,433		44,779
Sales commissions		80,159		83,057		54,955
Travel		24,827		30,537		25,870
Rent		30,929		24,204		19,389
Repairs		20,439		13,135		12,693
Training		18,104		24,397		20,094
Office supplies		8,378		8,482		9,053
Provision for doubtful accounts		42,020		24,033		62,026
Meetings		11,012		11,612		10,240
Taxes and public dues		24,500		29,595		29,519
Vehicle expenses		5,627		4,626		3,947
Membership fees		8,417		8,312		8,593
Sales promotions		8,186		7,638		5,651
Entertainment		11,393		12,542		10,561
Others		95,877		49,904		165,376

	~~W~~	1,949,414	~~W~~	2,006,368	~~W~~	1,785,217

25.	Income Taxes

(a) Income tax expense for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
	(In millions of Korean Won)
Current income taxes	~~W~~	576,303	~~W~~	2,181,238	~~W~~	1,341,252
Deferred income taxes		475,187		(712,233)		294,418
Carryforward income tax		(309,942)		(9,976)		2,714
Items charged directly to shareholders’ equity		(229,701)		303,060		(304,580)
Tax effect due to consolidation entries		24,149		(28,106)		(59,578)

	~~W~~	535,996	~~W~~	1,733,983	~~W~~	1,274,226

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of tax expense recognized by the Company for the years ended December 31, 2009, 2008 and 2007:

	2009		2008		2007
	(In millions of Korean Won)
Net income before income tax expense	~~W~~	3,739,275	~~W~~	6,095,639	~~W~~	4,898,931
Income tax expense computed at statutory		904,905		1,676,301		1,347,206
Adjustments:
Tax credit		(370,958)		(167,962)		(159,816)
Effect of changes in tax rate		14,074		74,493		—
Tax refunds (*1)		(140,442)		—		—
Others, net (*2)		128,417		151,151		86,836

Income tax expense	~~W~~	535,996	~~W~~	1,733,983	~~W~~	1,274,226

Effective rate (%)		14.3		28.4		26.0

(*1)	Refunds of additional tax payments made in 2005 in accordance with a decision of Tax Tribunal that was finalized in 2009.

(*2)	Consists of deferred tax assets, which have not been recognized as realization is not considered probable, of ~~W~~49,995 million and foreign tax rate differential of ~~W~~12,896 million for the year ended December 31, 2009 and deferred tax assets, which have not been recognized, as realization is not considered probable, of ~~W~~119,632 million for the year ended December 31, 2008.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(c) Changes in temporary differences and deferred income taxes for the years ended December 31, 2009 and 2008 are as follows:

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009		Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009
	(In millions of Korean Won)
Deductible (taxable) temporary differences:
Reserve for special repairs	~~W~~	(281,825)	~~W~~	107,835	~~W~~	(173,990)	~~W~~	(62,422)	~~W~~	22,922	~~W~~	(39,500)
Allowance for doubtful accounts		292,571		(124,231)		168,340		63,786		(24,261)		39,525
Reserve for technology developments		(9,464)		(826,236)		(835,700)		(2,150)		(182,109)		(184,259)
Dividend income from related companies		431,497		59,545		491,042		94,929		13,100		108,029
Depreciation expense		(274,668)		(90,165)		(364,833)		(60,194)		(23,064)		(83,258)
Valuation of equity method investments		(1,376,045)		(430,446)		(1,806,491)		(210,804)		(96,584)		(307,388)
Prepaid expenses		69,227		4,769		73,996		16,289		1,593		17,882
Impairment loss on property, plant and equipment		126,027		(5,160)		120,867		42,667		(31,358)		11,309
Gain/Loss on foreign currency		634,028		(395,179)		238,849		140,283		(88,776)		51,507
Accrued severance benefits		175,238		40,704		215,942		39,376		9,244		48,620
Group severance insurance deposits		(114,741)		(74,998)		(189,739)		(25,921)		(17,039)		(42,960)
Provision for construction losses		36,243		22,037		58,280		8,112		5,992		14,104
Provision for construction warranty		26,595		6,575		33,170		5,852		1,612		7,464
Appropriated retained earnings for technological development		(2,000)		1,000		(1,000)		(462)		220		(242)
Accrued income		68		(3,895)		(3,827)		15		(665)		(650)
Accrued on valuation of Inventories		12,121		22,391		34,512		2,944		5,255		8,199
Others		275,369		367,309		642,678		32,248		114,418		146,666

	~~W~~	20,241	~~W~~	(1,318,145)	~~W~~	(1,297,904)	~~W~~	84,548	~~W~~	(289,500)	~~W~~	(204,952)

Current and deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments	~~W~~	(721,748)	~~W~~	(7,579)	~~W~~	(729,327)	~~W~~	(159,500)	~~W~~	(1,013)	~~W~~	(160,513)
Gain on valuation of available-for-sale securities		(340,226)		(680,246)		(1,020,472)		(74,222)		(164,351)		(238,573)
Loss on valuation of available-for-sale securities		962,542		(80,000)		882,542		212,140		(17,124)		195,016
Others		14,618		(14,618)		—		3,199		(3,199)		—

	~~W~~	(84,814)	~~W~~	(782,443)	~~W~~	(867,257)	~~W~~	(18,383)	~~W~~	(185,687)	~~W~~	(204,070)

Deferred tax from tax credit and others:
Tax credit							~~W~~	16,471	~~W~~	272,079	~~W~~	288,550
Deficit carryforwards								7,813		37,863		45,676

							~~W~~	24,284	~~W~~	309,942	~~W~~	334,226

Tax effect on elimination of intercompany profit								265,789		(24,149)		241,640

							~~W~~	356,238	~~W~~	(189,394)	~~W~~	166,844

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2007		Inc. (dec.)		Dec. 31, 2008		Dec. 31, 2007		Inc. (dec.)		Dec. 31, 2008
	(In millions of Korean Won)
Deductible (taxable) temporary differences:
Reserve for special repairs	~~W~~	(301,751)	~~W~~	19,926	~~W~~	(281,825)	~~W~~	(82,982)	~~W~~	20,560	~~W~~	(62,422)
Allowance for doubtful accounts		292,763		(192)		292,571		80,532		(16,746)		63,786
Reserve for technology developments		(1,101,734)		1,092,270		(9,464)		(302,976)		300,826		(2,150)
Dividend income from related companies		366,233		65,264		431,497		100,714		(5,785)		94,929
Depreciation expense		(147,993)		(126,675)		(274,668)		(40,115)		(20,079)		(60,194)
Valuation of equity method investments		(1,296,880)		(79,165)		(1,376,045)		(274,370)		63,566		(210,804)
Prepaid expenses		34,431		34,796		69,227		9,467		6,822		16,289
Impairment loss on property, plant and equipment		420,085		(294,058)		126,027		121,483		(78,816)		42,667
Gain/Loss on foreign currency		—		634,028		634,028		—		140,283		140,283
Accrued severance benefits		161,926		13,312		175,238		44,574		(5,198)		39,376
Group severance insurance deposits		(44,275)		(70,466)		(114,741)		(12,175)		(13,746)		(25,921)
Provision for construction losses		21,227		15,016		36,243		5,836		2,276		8,112
Provision for construction warranty		21,065		5,530		26,595		5,794		58		5,852
Appropriated Retained Earnings for Technological Development		(2,833)		833		(2,000)		(780)		318		(462)
Accrued income		(8,328)		8,396		68		(2,313)		2,328		15
Accrued on valuation of Inventories		695		11,426		12,121		190		2,754		2,944
Others		293,860		(18,491)		275,369		73,419		(41,171)		32,248

	~~W~~	(1,291,509)	~~W~~	1,311,750	~~W~~	20,241	~~W~~	(273,702)	~~W~~	358,250	~~W~~	84,548

Current and deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments	~~W~~	(272,948)	~~W~~	(448,800)	~~W~~	(721,748)	~~W~~	(75,060)	~~W~~	(84,440)	~~W~~	(159,500)
Gain on valuation of available-for-sale securities		(1,315,772)		975,546		(340,226)		(364,373)		290,151		(74,222)
Loss on valuation of available-for-sale securities		239,451		723,091		962,542		65,891		146,249		212,140
Others		4,276		10,342		14,618		1,176		2,023		3,199

	~~W~~	(1,344,993)	~~W~~	1,260,179	~~W~~	(84,814)	~~W~~	(372,366)	~~W~~	353,983	~~W~~	(18,383)

Deferred tax from tax credit and others:							~~W~~	19,949	~~W~~	(3,478)	~~W~~	16,471
Tax credit								2,526		5,287		7,813
Deficit carryforwards								(8,167)		8,167		—

							~~W~~	14,308	~~W~~	9,976	~~W~~	24,284

Tax effect on elimination of intercompany profit								237,683		28,106		265,789

							~~W~~	(394,077)	~~W~~	750,315	~~W~~	356,238

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

26.	Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
	(In millions of Korean Won,
	except per share information)
Net income attributable to controlling interest	~~W~~	3,218,425	~~W~~	4,378,751	~~W~~	3,558,660
Weighted-average number of common shares outstanding (*)		76,661,240		75,493,523		75,952,869

Basic and diluted earnings per share	~~W~~	41,982	~~W~~	58,002	~~W~~	46,854

(*)	Basic and diluted earnings per share is computed by dividing net income attributable to the shareholders of POSCO’s common stock, by the weighted-average number of common shares outstanding for the years ended December 31, 2009, 2008 and 2007 :

	2009	2008	2007

Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,525,595)	(11,693,312)	(11,233,966)

Weighted-average number of common shares outstanding	76,661,240	75,493,523	75,952,869

27.	Comprehensive Income

Comprehensive income for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
	(In millions of Korean Won)

Net income	~~W~~	3,242,311	~~W~~	4,350,104	~~W~~	3,677,964
Other comprehensive income
Gain (loss) on valuation of available-for-sale securities, net		776,060		(1,714,939)		690,805
Less: tax effect		(181,471)		427,512		(192,094)
Changes in capital adjustments arising from equity method accounted investments		34,077		48,139		27,243
Less: tax effect		(22,983)		(11,903)		(34,698)
Foreign currency translation adjustments		(165,124)		576,489		99,408
Less: tax effect		21,961		(75,291)		(11,451)
Gain on valuation of derivative instruments		14,541		(9,175)		(5,365)
Less: tax effect		(3,199)		1,868		1,331

		473,862		(757,300)		575,179

Comprehensive income	~~W~~	3,716,173	~~W~~	3,592,804	~~W~~	4,253,143

Controlling interest	~~W~~	3,695,881	~~W~~	3,571,832	~~W~~	4,118,011
Non controlling interest	~~W~~	20,292	~~W~~	20,972	~~W~~	135,132

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

28.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2009 and 2008 are as follows:

	2009				2008
			Won				Won
	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
	(In millions of Korean Won, other currencies in thousands)

Assets
Cash and cash equivalents and financial instruments	USD	362,217	~~W~~	422,925	USD	129,977	~~W~~	163,447
	JPY	502		6	JPY	574,721		8,011
	EUR	882		1,477	EUR	2,313		4,109
	Foreign subsidiaries	723,876		845,198	Foreign subsidiaries	728,786		916,448
Trade accounts and	USD	448,193		523,310	USD	370,388		465,763
notes receivable	JPY	5,552,183		70,114	JPY	6,855,809		95,562
	EUR	38,941		65,198	EUR	14,802		26,292
	Foreign subsidiaries	1,075,209		1,255,413	Foreign subsidiaries	807,654		1,015,625
Other accounts and	USD	14,023		16,373	USD	5,740		7,218
notes receivable	JPY	8,879		112	JPY	8,879		124
	Foreign subsidiaries	82,694		96,552	Foreign subsidiaries	101,680		127,863
Short-term and long-term loans receivable	USD	849		991	USD	—		—
	Foreign subsidiaries	481,875		562,637	Foreign subsidiaries	331,900		417,365
Long-term trade accounts and notes receivable	Foreign subsidiaries	71		82	Foreign subsidiaries	71		89
Investment securities (*1)	Foreign subsidiaries	405,168		473,075	Foreign subsidiaries	96,983		121,956
Guarantee deposits	USD	361		422	USD	553		695
	EUR	135		226	EUR	129		229
	Foreign subsidiaries	6,526		7,619	Foreign subsidiaries	7,355		9,249

			~~W~~	4,341,730			~~W~~	3,380,045

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of foreign subsidiaries are converted into US dollars.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	2009				2008
			Won				Won
	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
	(In millions of Korean Won, other currencies in thousands)

Liabilities
Trade accounts and notes payable	USD	357,303	~~W~~	417,187	USD	432,531	~~W~~	543,907
	JPY	1,972,372		24,908	JPY	5,308,193		73,990
	EUR	40,581		67,944	EUR	3,455		6,136
	Foreign subsidiaries	883,962		1,032,114	Foreign subsidiaries	439,043		552,097
Other accounts and notes payable	USD	45,841		53,524	USD	37,652		47,347
	JPY	420,914		5,315	JPY	2,861,507		39,886
	EUR	3,396		5,686	EUR	9,256		16,441
	Foreign subsidiaries	44,249		51,666	Foreign subsidiaries	76,183		95,800
Accrued expenses	USD	1,479		1,727	USD	1,573		1,977
	JPY	137,450		1,736	JPY	2,322		32
	Foreign subsidiaries	29,795		34,789	Foreign subsidiaries	26,472		33,289
Short-term borrowings	USD	435,784		508,821	USD	304,956		383,482
	Foreign subsidiaries	1,984,096		2,316,630	Foreign subsidiaries	1,926,753		2,422,892
Withholdings	USD	39,148		45,709	USD	19,349		24,331
	JPY	372,553		4,705	JPY	161,870		2,256
	EUR	11,827		19,802	EUR	5,179		9,199
	Foreign subsidiaries	1,614		1,885	Foreign subsidiaries	3,688		4,638
Debentures (*1)	USD	1,340,000		1,564,584	USD	640,000		804,800
	JPY	182,592,205		2,305,811	JPY	182,592,205		2,545,134
	Foreign subsidiaries	—		—	Foreign subsidiaries	15,776		19,838
Loans from foreign	USD	64,550		75,369	USD	36,134		45,439
financial institutions	JPY	285,686		3,608	JPY	192,000		2,676
	Foreign subsidiaries	1,103,630		1,288,598	Foreign subsidiaries	923,439		1,161,224
Foreign currency loans	EUR	3,964		6,637	EUR	4,601		8,172

			~~W~~	9,838,755			~~W~~	8,844,983

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of foreign subsidiaries are converted into US dollars.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

29.	Related Party Transactions

(a) As of December 31, 2009, the subsidiaries of the Company are as follows:

Domestic (30)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co.,Ltd., POSCO ICT Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp, POSTECH 2006 Energy Fund, POSCO Refractories & Environment Co., Ltd. (POSREC), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCORE Co., Ltd., PoHang Fuel Cell Co., Ltd., POSCO-AST Co., Ltd., DaiMyung TMS Co., Ltd., POS-HiMetal Co., Ltd., POSCO E&E, Universal Studio Resort Development Co., Ltd.

Foreign (50)	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Limited, POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co., Ltd., POSCO-JKPC Co., Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO(Thailand) Co.,Ltd., Myanmar POSCO Steel Co., Ltd., Zhangjiagang Posha Steel Port Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co.,Ltd., POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd.,

POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Private. Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Centre Pvt. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V., Zhanjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd., POSCO (Chongqing) Automotive Processing Center Co., Ltd., POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., Suzhou pos-core Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd., &TV Communications, POSCO-Phillippine Manila Processing Center INC., POSCO VST Co., Ltd.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2009, 2008 and 2007, and the related account balances as of December 31, 2009 and 2008 are as follows:

	Sales and Others (*1)						Purchases and Others (*1)
	2009		2008		2007		2009		2008		2007
	(In millions of Korean Won)

POSCO E&C Co., Ltd.	~~W~~	4,605	~~W~~	13,626	~~W~~	20,000	~~W~~	2,546,163	~~W~~	1,121,335	~~W~~	984,030
Posteel Co., Ltd.		1,167,877		1,455,354		1,072,032		158,260		244,908		220,459
POSCON Co., Ltd.		106		105		120		278,407		229,119		244,365
POSCO Coated Steel Co., Ltd.		494,938		609,377		436,206		1,490		1,916		1,327
POSCO Plant Engineering Co.,Ltd. (formerly, POSCO Machinery & Engineering Co., Ltd.)		1,509		4,309		157		200,772		158,275		152,844
POSCO ICT Co.,Ltd. (formerly, POSDATA Co., Ltd.)		1,015		1,685		4,516		190,127		187,186		173,660
POSCO Machinery Co., Ltd.		8,843		15,302		3,480		79,801		79,549		114,378
POSCO Refractories & Environment Co., Ltd. (POSREC)		87,121		57,189		250		475,269		350,153		213,753
Samjung Packing & Aluminum Co., Ltd.		18,945		25,115		16,985		203,179		268,044		233,125
POSCORE Co., Ltd.		130,964		131,497		39,002		39		176		—
POSCOAST Co., Ltd. (formerly, Taihan ST Co., Ltd.).		83,245		—		—		20,938		—		—
POSCO America Corporation (POSAM)		169,274		168,663		130,150		—		93		686
POSCO Canada Ltd. (POSCAN)		—		40		40		84,192		289,015		71,120
POSCO Asia Co., Ltd. (POA)		1,093,589		951,867		600,059		76,004		215,318		121,098
POSCO (Thiland) Co., Ltd.		70,129		91,077		47,248		5		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		185,002		93,232		82,581		—		—		—
POSCO — Japan Co., Ltd.		690,289		1,191,222		831,711		84,112		23,233		50,939
POS-India Pune Steel Processing Centre Pvt. Ltd.		110,901		66,931		53,981		—		—		9
POSCO Vietnam Co., Ltd.		117,296		1,026		—		—		—		—
Others		867,508		347,681		80,231		123,096		125,627		168,596

	~~W~~	5,303,156	~~W~~	5,225,298	~~W~~	3,418,749	~~W~~	4,521,854	~~W~~	3,293,947	~~W~~	2,750,389

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Receivables (*2)				Payables (*2)
	2009		2008		2009		2008
	(In millions of Korean Won)

POSCO E&C Co., Ltd.	~~W~~	142,813	~~W~~	396,743	~~W~~	536,857	~~W~~	249,792
Posteel Co., Ltd.		114,697		220,360		3,494		21,651
POSCON Co., Ltd.		30,071		62,895		65,126		62,943
POSCO Coated Steel Co., Ltd.		109,616		48,785		199		71
POSCO Plant Engineering Co.,Ltd. (formerly, POSCO Machinery & Engineering Co., Ltd.)		2,959		18,770		44,669		26,054
POSCO ICT Co.,Ltd. (formerly, POSDATA Co., Ltd.)		10,387		1,103		46,060		27,322
POSCO Machinery Co., Ltd.		1,724		5,032		15,315		16,401
POSCO Refractories & Environment Co., Ltd. (POSREC)		6,879		19,064		68,529		57,788
Samjung Packing & Aluminum Co., Ltd.		1,472		2,578		24,942		23,678
POSCORE Co., Ltd.		11,678		20,330		24		—
POSCOAST Co., Ltd. (formerly, Taihan ST Co., Ltd.).		17,492		—		7,572		—
POSCO America Corporation (POSAM)		6,163		2,818		—		—
POSCO Canada Ltd. (POSCAN)		—		20		—		—
POSCO Asia Co., Ltd. (POA)		40,548		27,224		1,170		2,978
POSCO (Thiland) Co., Ltd.		19,835		32,415		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		24,205		12,904		—		—
POSCO — Japan Co., Ltd.		25,637		21,040		8,949		1,104
POS-India Pune Steel Processing Centre Pvt. Ltd.		12,356		3,831		—		—
POSCO Vietnam Co., Ltd.		95,518		1,024		—		—
Others		43,597		29,520		19,237		21,728

	~~W~~	717,647	~~W~~	926,456	~~W~~	842,143	~~W~~	511,510

Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2009, 2008 and 2007, and related account balances as of December 31, 2009 and 2008, are as follows:

	Sales and Others (*1)						Purchases and Others (*1)
	2009		2008		2007		2009		2008		2007
	(In millions of Korean Won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	225,439	~~W~~	288,604	~~W~~	216,920
KOBRASCO		—		4,115		—		2,857		63,968		72,514
Poschrome (Proprietary) Limited		—		98		35		53,711		91,467		41,735
POSVINA Co., Ltd.		5,973		12,550		5,056		—		—		—
USS — POSCO Industries (UPI)		241,921		428,092		245,814		58		—		—
Guangdong Xingpu Steel Center Co., Ltd.		—		10,011		3,094		—		—		—
SNNC Co., Ltd.		1,437		2,245		343		368,742		33,867		—
Others		—		1		—		161		—		—

	~~W~~	249,331	~~W~~	457,112	~~W~~	254,342	~~W~~	650,968	~~W~~	477,906	~~W~~	331,169

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Receivables (*2)				Payables (*2)
	2009		2008		2009		2008
	(In millions of Korean Won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	6,561	~~W~~	6,016
KOBRASCO		—		4,115		—		—
Poschrome (Proprietary) Limited		176		—		—		—
POSVINA		—		—		33,962		—
USS — POSCO Industries (UPI)		39,052		—		—		—
Guangdong Xingpu Steel Conter Co., Ltd.		—		1,825		—		—
SNNC Co., Ltd.		1,974		19		26,963		1,926
Others		—		—		78		—

	~~W~~	41,202	~~W~~	5,959	~~W~~	67,564	~~W~~	7,942

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(c) Eliminations of inter-company revenues and expenses for the year ended December 31, 2009, 2008 and 2007, and receivables and payables as of December 31, 2009, 2008 and 2007, are as follows:

	Sales and		Purchase and
	Others (*1)		Others (*1)		Receivables (*2)		Payables (*2)
	(In millions of Korean Won)
Subsidiaries
POSCO	~~W~~	5,303,156	~~W~~	4,521,854	~~W~~	717,647	~~W~~	842,143
POSCO E&C Co., Ltd.		3,634,705		332,882		762,020		278,340
Posteel Co., Ltd.		365,946		1,312,127		57,227		126,282
POSCON Co., Ltd.		342,839		9,537		96,467		41,300
POSCO Coated Steel Co., Ltd.		84,296		504,020		5,979		111,075
POSCO Plant Engineering Co.,Ltd. (formerly, POSCO Machinery & Engineering Co., Ltd.)		226,438		7,296		51,990		9,233
POSCO ICT Co.,Ltd. (formerly, POSDATA Co., Ltd.)		245,956		5,963		60,041		12,196
POSCO Machinery Co., Ltd.		93,257		12,082		16,050		2,494
Mtapolis Co.,Ltd.		—		153,390		—		24,763
Samjung Packing & Aluminum Co., Ltd.		205,443		19,356		24,942		1,625
POSCO Power Corporation		25,609		566,365		37,654		141,486
PHP Co.,Ltd.		—		237,909		618		12,549
POSCORE Co., Ltd.		5,178		134,986		—		9,197
POSCO America Corporation (POSAM)		11,154		187,075		1,950		10,919
POSCO Canada Ltd. (POSCAN)		84,192		90		—		61
POSCO Asia Co., Ltd. (POA)		534,184		1,138,943		94,705		41,055
POSCO-CTPC Co., Ltd.		46		153,909		—		37,351
Zhangjiagang Pohang Stainless Steel Co., Ltd.		380,268		27,011		62,434		1,625
POSCO Thailand Bangkok Processing Center Co., Ltd.		5		107,936		27		39,413
POSCO Investment Co., Ltd.		1,885		—		241,371		—
Qingdao Pohang Stainless Steel Co., Ltd.		169,883		330,015		23,452		64,432
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		1,532		261,279		34		44,801
POS-Qingdao Coil Center Co., Ltd.		—		136,989		45,631		—
POSCO — Japan Co., Ltd.		226,753		722,445		105,527		28,323
POS-India Pune Steel Processing Centre Pvt Ltd.		983		114,210		63		—
POSCO-JNPC Co., Ltd.		8,939		103,412		—		24,515
POSCO-Foshan Steel Processing Center Pvt. Ltd.		76		459,444		842		82,278
POSCO-MPC S.A. de C.V.		544		109,537		—		1,305
POSCO-Vietnam Co.,Ltd.		25,068		196,210		—		93
POSCO-Mexico Co., Ltd.		6,501		133,972		3,600		108,666
Others		1,005,836		990,428		243,594		556,345

2009	~~W~~	12,990,672	~~W~~	12,990,672	~~W~~	2,653,865	~~W~~	2,653,865

2008		11,440,682		11,440,682		2,458,650		2,458,650
2007		8,153,327		8,153,327		1,125,494		1,125,494

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(d) For the years ended December 31, 2009 and 2008, details of compensation to key management officers excluding stock appreciation rights are as follows:

	2009		2008
	(In millions of Korean Won)
Salaries	~~W~~	43,608	46,142
Severance benefits		15,216	11,481
Management achievement awards and others		34,455	37,347

Total	~~W~~	93,279	94,970

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. The Company recognized expense related to stock appreciation rights which were increased by ~~W~~36,100 million, and decreased by ~~W~~55,155 million for the year ended December 31, 2009 and 2008, respectively.

30.	Segment and Geographic Information

Our operating businesses are organized based on the nature of markets and customers. We have four reportable operating segments — the steel segment, the engineering and construction segment, the trading segment and the segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas.

The segment results are measured based on sales and operating income in accordance with Korean GAAP without any adjustment for corporate allocations. The segment assets are measured based on total assets in accordance with Korean GAAP without any adjustment for corporate allocations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(a) The following table provides POSCO’s segment financial information as of and for the year ended December 31, 2009:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean Won)
Sales
Total sales	~~W~~	34,503,317	7,760,374	4,120,088	3,420,139	(12,948,917)	~~W~~	36,855,001
Inter-company sales		(6,090,338)	(3,852,222)	(1,137,776)	(1,868,581)	12,948,917		—

Net sales	~~W~~	28,412,979	3,908,152	2,982,312	1,551,558	—	~~W~~	36,855,001

Operating income	~~W~~	3,217,117	345,647	32,795	268,027	4,576	~~W~~	3,868,162
Inventories	~~W~~	4,208,446	718,815	156,083	157,836	(88,341)	~~W~~	5,152,839
Investments (non-current)		10,319,818	888,745	594,174	1,241,058	(6,572,796)		6,470,999
Equity method investments		5,712,306	496,807	536,999	546,857	(6,465,386)		827,583
Property, plant and equipment		19,694,065	1,143,885	220,729	2,087,110	(1,306,004)		21,839,785
Intangible assets (*1)		198,763	20,042	1,646	101,972	307,546		629,969
Goodwill		46,968	198,580	—	26,544	—		272,092
Total Assets	~~W~~	46,249,396	6,080,744	1,808,745	5,539,673	(9,366,810)	~~W~~	50,311,748
Depreciation and amortization (*2)	~~W~~	2,368,575	25,363	5,564	205,800	(52,220)	~~W~~	2,553,082
Capital expenditure		4,802,933	207,588	1,435	830,126	564,421		6,406,503
Stock compensation expenses		36,100	—	—	—	—		36,100

The following table provides POSCO’s segment information as of and for the year ended December 31, 2008:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean Won)

Sales
Total sales	~~W~~	38,448,113	5,528,105	5,656,959	3,749,459	(11,640,000)	~~W~~	41,742,636
Inter-company sales		(6,547,017)	(1,855,696)	(1,392,356)	(1,844,931)	11,640,000		—

Net sales	~~W~~	31,901,096	3,672,409	4,264,603	1,904,528	–	~~W~~	41,742,636

Operating income	~~W~~	6,628,789	283,973	49,117	488,078	(276,028)	~~W~~	7,173,929
Inventories	~~W~~	7,569,508	847,481	323,164	219,574	(298,006)	~~W~~	8,661,721
Investments (non-current)		8,722,560	1,067,694	603,289	1,027,891	(6,143,269)		5,278,165
Equity method investments		5,094,239	659,363	537,533	688,493	(6,147,092)		832,536
Property, plant and equipment		17,393,603	614,477	231,164	1,637,042	(1,807,187)		18,069,099
Intangible assets (*1)		223,177	21,825	957	157,206	320,602		723,767
Goodwill		13,698	209,461	—	47,683	—		270,842
Total Assets	~~W~~	42,884,329	6,324,810	1,976,797	4,916,085	(9,140,739)	~~W~~	46,961,282
Depreciation and amortization (*2)	~~W~~	2,171,387	17,710	5,660	150,177	35,124	~~W~~	2,380,058
Capital expenditure		3,922,096	289,775	88,405	320,417	(527,380)		4,093,313
Stock compensation expenses		—	—	—	—	—		—

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The following table provides POSCO’s segment information as of and for the year ended December 31, 2007:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean Won)

Sales
Total sales	~~W~~	29,184,546	3,801,882	4,018,003	2,715,242	(8,111,932)	~~W~~	31,607,741
Inter-company sales		(4,757,641)	(1,092,309)	(874,520)	(1,387,462)	8,111,932		—

Net sales	~~W~~	24,426,905	2,709,573	3,143,483	1,327,780	—	~~W~~	31,607,741

Operating income	~~W~~	4,534,201	284,632	31,068	187,613	(117,652)	~~W~~	4,919,862
Inventories	~~W~~	4,258,206	454,338	126,182	145,708	(82,418)	~~W~~	4,902,016
Investments (non-current)		8,205,751	565,983	333,688	775,105	(4,641,501)		5,239,026
Equity method investments		4,344,174	229,022	286,404	382,443	(4,637,431)		604,612
Property, plant and equipment		15,110,911	142,157	198,856	1,341,015	(1,211,174)		15,581,765
Intangible assets (*1)		246,932	25,152	897	166,992	130,806		570,779
Goodwill		—	—	—	75,556	—		75,556
Total Assets	~~W~~	34,634,495	3,246,818	1,195,492	3,530,588	(6,332,630)	~~W~~	36,274,763
Depreciation and amortization (*2)	~~W~~	1,940,677	16,527	5,591	140,059	24,578	~~W~~	2,127,432
Capital expenditure		2,787,662	79,961	919	241,643	(217,938)		2,892,247
Stock compensation expenses		123,881	—	—	—	—		123,881

(*1)	Includes goodwill.

(*2)	Includes depreciation expense of idle property.

The following table provides reconciliation from the total segment operating profit to the Company’s income before income taxes and net income (loss) of consolidated subsidiaries before acquisition for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008	2007
	(In millions of Korean Won)

Total of segment results	~~W~~	3,863,586	7,449,957	5,037,514
Consolidation adjustment (*1)		4,576	(276,028)	(117,652)
Non-operating expense, net (*2)		(128,887)	(1,078,290)	(20,931)

Net income before income tax expenses	~~W~~	3,739,275	6,095,639	4,898,931

(*1)	Consolidated adjustments consist primarily of the elimination of intersegment transactions.

(*2)	See the Consolidated Statements of Income for details of non-operating income and expense items.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) Net sales for the years ended December 31, 2009, 2008 and 2007, and long-lived assets by geographic location as of December 31, 2009 and 2008, are as follows:

	Sales (*1)				Property, Plant and Equipment
	2009		2008	2007	2009		2008
	(In millions of Korean Won)

Customer Location
Korea	~~W~~	22,528,633	26,886,852	19,969,637	~~W~~	19,384,333	15,487,750
Japan		1,387,095	2,043,819	1,741,972		266,515	252,277
China		5,049,354	4,875,784	4,503,900		1,030,625	1,350,731
Asia/Pacific, excluding Japan and China		2,898,798	3,138,884	2,041,587		687,234	665,155
North America		751,983	800,817	732,002		18,984	19,703
Others		4,239,138	3,996,480	2,618,644		452,094	293,483

	~~W~~	36,855,001	41,742,636	31,607,742	~~W~~	21,839,785	18,069,099

(*1)	Represents revenues, net of consolidation adjustments, incurred based on customers’ locations instead of the Company and subsidiaries’ locations.

(c) Condensed consolidated statements of financial position as of December 31, 2009 and 2008 categorized by type of business are as follows:

	Non-Financial Institution			Financial Institution
	2009		2008	2009		2008
	(In millions of Korean Won)

Assets
Current assets	~~W~~	20,233,636	21,819,672	~~W~~	400,514	377,961
Non-Current assets		29,535,124	24,588,267		142,474	175,382
Investment assets		6,332,198	5,106,522		138,801	171,643
Property, plant and equipment		21,839,775	18,069,079		10	20
Intangible assets		629,918	723,724		51	43
Other non-current assets		733,233	688,942		3,612	3,676

Total Assets		49,768,760	46,407,939		542,988	553,343

Liabilities
Current liabilities		8,878,677	10,609,425		396,141	399,967
Non-Current liabilities		9,371,979	7,607,183		637	502

Total Liabilities	~~W~~	18,250,656	18,216,608	~~W~~	396,778	400,469

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(d) Condensed consolidated statements of income for the years ended December 31, 2009 and 2008 categorized by type of business are as follows:

	Non-financial Institution			Financial Institution
	2009		2008	2009		2008
	(In millions of Korean Won)

Sales	~~W~~	36,836,780	41,727,093	~~W~~	18,221	15,543
Cost of goods sold		31,032,184	32,555,721		5,241	6,618
Selling and administrative expenses		1,944,829	1,999,701		4,585	6,667

Operating income		3,859,767	7,171,671		8,395	2,258
Non-operating income		2,361,475	2,368,851		918	1,025
Non-operating expenses		2,481,060	3,441,729		10,220	6,437

Net income before income tax expense		3,740,182	6,098,793		(907)	(3,154)
Income tax expense		536,068	1,734,095		(72)	(112)
Net income of Subsidiaries before purchasing		(39,032)	11,552		—	—

Net income	~~W~~	3,243,146	4,353,146	~~W~~	(835)	(3,042)

Controlling interest	~~W~~	3,219,260	4,381,793	~~W~~	(835)	(3,042)
Non controlling interest	~~W~~	23,886	(28,647)	~~W~~	—	—

31.	Significant Differences between Korean GAAP and U.S. GAAP

Reconciliation to U.S. Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the consolidated financial position of POSCO as of December 31, 2009 and 2008 and the related consolidated net income for the three years ended December 31, 2009, 2008 and 2007 to the extent described below.

A description of the significant differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(a) Reconciliation of Net Income from Korean GAAP to U.S. GAAP

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax		Tax Effect		to Net Income
	(In millions of Korean Won, except share information)

For the year ended December 31, 2009

Net income attributable to controlling interest under Korean GAAP					~~W~~	3,218,425
Net income attributable to non controlling interest under Korean GAAP						23,886

Net income under Korean GAAP						3,242,311

Adjustments:

Fixed asset revaluation	~~W~~	10,361	~~W~~	(2,280)	~~W~~	8,081

Capitalized costs		131,843		(29,005)		102,838

Investment securities		210,762		(46,368)		164,394

Goodwill		56,433		(12,414)		44,019

Derivatives		90,846		(22,446)		68,400

Others, net		576		(128)		448

	~~W~~	500,821	~~W~~	(112,641)	~~W~~	388,180
Tax effects resulting from intercompany transactions						(21,680)

					~~W~~	366,500

Net income in accordance with U.S. GAAP					~~W~~	3,608,811

Net income attributable to non controlling interest in accordance with U.S. GAAP						41,462

Net income attributable to controlling interest in accordance with U.S. GAAP						3,567,349

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	46,534

Weighted-average shares outstanding						76,661,240

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax		Tax Effect		to Net Income
	(In millions of Korean Won, except share information)

For the year ended December 31, 2008

Net income attributable to controlling interest under Korean GAAP					~~W~~	4,378,751
Net income attributable to non controlling interest under Korean GAAP						(28,647)

Net income under Korean GAAP						4,350,104

Adjustments:

Fixed asset revaluation	~~W~~	12,046	~~W~~	(2,650)	~~W~~	9,396

Capitalized costs		29,517		(6,494)		23,023

Investment securities		(444,834)		97,863		(346,971)

Goodwill		41,248		(9,074)		32,174

Derivatives		(72,981)		21,517		(51,466)

Others, net		(17,310)		(1,652)		(18,962)

	~~W~~	(452,314)	~~W~~	99,510	~~W~~	(352,806)
Effects of changes in tax rates						13,216
Tax effects resulting from intercompany transactions						73,300

					~~W~~	(266,290)

Net income in accordance with U.S. GAAP					~~W~~	4,083,814

Net loss attributable to non controlling interest in accordance with U.S. GAAP						(22,076)

Net income attributable to controlling interest in accordance with U.S. GAAP						4,105,890

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	54,387

Weighted-average shares outstanding						75,493,523

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax		Tax Effect		to Net Income
	(In millions of Korean Won, except share information)

For the year ended December 31, 2007

Net income attributable to controlling interest under Korean GAAP					~~W~~	3,558,660

Net income attributable to non controlling interest under Korean GAAP						119,304

Net income under Korean GAAP						3,677,964

Adjustments:

Fixed asset revaluation	~~W~~	12,489	~~W~~	(3,434)	~~W~~	9,055

Capitalized costs		17,859		(4,911)		12,948

Investment securities		537		(148)		389

Goodwill		29,160		(8,019)		21,141

Derivatives		(71,011)		19,528		(51,483)

Others, net		9,311		(2,561)		6,750

	~~W~~	(1,655)	~~W~~	455	~~W~~	(1,200)

Net income in accordance with U.S. GAAP					~~W~~	3,676,764

Net income attributable to non controlling interest in accordance with U.S. GAAP						111,717

Net income attributable to controlling interest in accordance with U.S. GAAP						3,565,047

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	46,938

Weighted-average shares outstanding						75,952,869

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(b) Reconciliation of Total Equity from Korean GAAP to U.S. GAAP

	Adjustments		Deferred
	Before Deferred		Income Tax		Net Adjustments
	Income Tax Effect		Effect		to Equity
	(In millions of Korean Won)

As of December 31, 2009

Controlling interest					~~W~~	30,908,964
Non controlling interest						755,350

Total equity under Korean GAAP						31,664,314

Adjustments:

Fixed asset revaluation	~~W~~	(122,940)	~~W~~	7,798	~~W~~	(115,142)

Capitalized costs		479,526		(105,496)		374,030

Investment securities		6,449		(1,419)		5,030

Goodwill		161,037		(35,428)		125,609

Derivatives		(53,147)		11,692		(41,455)

Others, net		(9,496)		2,090		(7,406)

Tax effects resulting from intercompany transactions		—		51,620		51,620

	~~W~~	461,429	~~W~~	(69,143)	~~W~~	392,286

Total equity in accordance with U.S. GAAP					~~W~~	32,056,600
Non controlling interest in accordance with U.S. GAAP						747,460

Shareholders’ equity attributable to controlling interest in accordance with U.S. GAAP						31,309,140

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

	Adjustments		Deferred
	Before Deferred		Income Tax		Net Adjustments
	Income Tax Effect		Effect		to Equity
	(In millions of Korean Won)

As of December 31, 2008

Controlling interest					~~W~~	27,663,665

Non controlling interest						680,540

Total equity under Korean GAAP						28,344,205

Adjustments:

Fixed asset revaluation	~~W~~	(133,301)	~~W~~	10,077	~~W~~	(123,224)

Capitalized costs		347,683		(76,490)		271,193

Investment securities		(142,071)		31,256		(110,815)

Goodwill		104,604		(23,013)		81,591

Derivatives		(143,993)		34,138		(109,855)

Others, net		(10,072)		2,216		(7,856)

Tax effects resulting from intercompany transactions		—		73,300		73,300

	~~W~~	22,850	~~W~~	51,484	~~W~~	74,334

Total equity in accordance with U.S. GAAP					~~W~~	28,418,539

Non controlling interest in accordance with U.S. GAAP						659,176

Shareholders’ equity attributable to controlling interest in accordance with U.S. GAAP						27,759,363

(c)	Fixed Asset Revaluation

Under Korean GAAP, certain fixed assets were subject to upward revaluations in accordance with the Asset Revaluation Law, with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets were adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As a result, the gain or loss on sale of fixed assets determined in accordance with U.S. GAAP is different from the amount determined under Korean GAAP.

(d)	Capitalized Costs

Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized for the years ended December 31, 2009, 2008 and 2007 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to ~~W~~(135) million, ~~W~~841 million and ~~W~~1,048 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In addition, effective from the period beginning after December 31, 2002, under Korean GAAP, interest costs that would have been theoretically avoided had expenditures not been made for assets

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

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

Capitalized interests for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008	2007
	(In millions of Korean Won)

Capitalized interest	~~W~~	184,955	96,980	104,014
Depreciation of capitalized interest		(98,328)	(90,113)	(73,888)

Net income impact	~~W~~	86,627	6,867	30,126

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

U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets, which arose mostly from capitalized research and development costs, for the years ended December 31, 2009, 2008 and 2007, are as follows:

	2009		2008	2007
	(In millions of Korean Won)

Net income impact	~~W~~	45,351	21,809	(13,315)

(e)	Guarantees

Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As of December 31, 2009, the aggregate initial fair value of outstanding guarantees issued by the Company for the repayment of loans was ~~W~~420,212 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (note 16). Upon initial recognition of the liability for the fair value of the obligation undertaken in issuing the guarantee, the corresponding amount is recorded in selling and administrative expenses in the statement of income as such obligation is undertaken on a stand alone basis for no consideration. Subsequent to initial recognition, the Company’s release from the risk of guarantee is recognized as the fair value of obligation changes. The changes in fair value are recognized in the statement of income. The Company has recognized guarantee expense amounting to ~~W~~837 million and ~~W~~3,260 million and ~~W~~566 million for the years ended December 31, 2009, 2008 and 2007, respectively. This adjustment is included in others, net in the reconciliation of net income and equity from Korean GAAP to U.S. GAAP.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(f)	Stock Appreciation Rights

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

Under U.S. GAAP, Accounting Standards Codification (“ASC”) Topic 718, “Compensation — Stock Compensation” (Statement of Financial Accounting Standards (“SFAS”) No. 123(R)) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company adopted ASC Topic 718 (FAS 123(R)) on January 1, 2006 using the modified prospective method, under which a grant-date fair value approach is applied to all awards granted after the effective date and to awards modified, repurchased or cancelled after effective date. The cumulated effect of initially applying this statement is recognized as of the required effective date. The compensation expense for the portion of the awards that are outstanding at December 31, 2005 for which the requisite service period has not been rendered was determined based on its fair value on the adoption date, and any difference to be reflected as the cumulative effect of change in accounting principle, net of any related tax effect. Also, reflected in the cumulative effect of change in accounting principle is the net cumulative impact of estimating future forfeitures in the determination of periodic expense, rather than recording forfeitures when they occur as previously permitted. Prior to adoption of ASC Topic 718 (FAS 123(R)), the Company applied the intrinsic value approached under APB 25 and recorded stock-based compensation liabilities using the quoted market value of the shares of the Company’s stock in excess of option price.

The Company remeasured the value of its stock appreciation rights as of January 1, 2006 and applied the estimated future forfeitures, which resulted in a cumulative effect of change in accounting principle, net of tax, totaling ~~W~~(2,970) million.

All the stock appreciation rights will be settled in cash upon vesting under service condition, therefore, stock appreciation right is classified as liability awards, and the fair value of stock options granted was remeasured as of the reporting date using a Black-Scholes option-pricing model with the following assumptions:

2009

Dividend yield range	1.29 ~ 1.89%

Expected volatility range	30 ~ 50.5%

Risk-free interest rate range	2.82 ~ 3.69%

Expected lives (in years)	0.25 ~ 1.82

The percentage of the fair value of the awards that is accrued as compensation cost at the end of each period equals the percentage of the requisite service that has been rendered at that date. Changes in the fair value of the liability that occur after the end of the requisite service period are recorded as compensation cost of the period in which the changes occur.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

U.S. GAAP reconciliation adjustments for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2009, 2008 and 2007 are included in others, net and are as follows:

	2009		2008	2007
	(In millions of Korean Won)

Net income impact	~~W~~	1,969	(13,056)	10,759

The total stock compensation expenses, in accordance with U.S. GAAP, for the years ended December 31, 2009, 2008 and 2007 amount to ~~W~~34,131 million, ~~W~~(42,099) million and ~~W~~113,122 million, respectively.

(g)	Investment Securities

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

Under U.S. GAAP, a significant and prolonged decline in fair value of an equity investment below its cost would result in an impairment loss if the decline in value is determined to be other-than-temporary. The impairment loss is charged to current operations and a new cost basis is established. Any subsequent reversal of previously recognized impairment losses is prohibited.

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

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

The reconciliation of net income determined in accordance with Korean GAAP and U.S. GAAP for the year ended December 31, 2009 included impairment losses amounting to ~~W~~207,000 million recognized under Korean GAAP but not under U.S. GAAP for LG Powercom. Under Korean GAAP, the Company recorded an impairment loss in 2009 because in 2009, LG Powercom & LG Telecom announced their decision to exchange shares in 2010. The Company considered the announcement as objective evidence of indicating an impairment loss since the Company would have loss upon the disposal of those shares and accordingly, the differences between the fair values and the acquisition costs were recognized as impairment losses while the Company had recorded other-than-temporary impairment losses prior to 2009 under U.S. GAAP.

(ii)	Recognition of gain on disposal of available for sale investments

The Company disposed certain securities that had been previously impaired under U.S. GAAP purposes. The fair value of these securities subsequently recovered resulting in the reversal of the impairment under Korean GAAP. As a result, the Company’s cost basis relating to those securities was higher under Korean GAAP than under U.S. GAAP. This difference in cost basis resulted in a gain of ~~W~~3,762 million under U.S. GAAP upon disposal for the year ended December 31, 2009.

A summary of the U.S. GAAP adjustments relating to investment securities for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008	2007
	(In millions of Korean Won)

Impairment loss	~~W~~	207,000	(445,225)	—

Recognition of gains on disposal		3,762	391	537

Net income impact	~~W~~	210,762	(444,834)	537

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(iii)	Classification of and accounting for certain non-marketable equity securities

Under Korean GAAP, a non-marketable equity security with no quoted price is classified as available-for-sale if a reasonable estimate of its fair value can be made without incurring excessive costs. Such investments in non-marketable equity securities are carried at fair value, with any unrealized gain or loss recorded as a component accumulated other comprehensive (loss) income. When a reasonable estimate of fair value cannot be made without incurring excessive costs, the investment is carried at cost within the available-for-sale securities category. Under U.S. GAAP, investments in non-marketable equity securities for which the fair value is not readily determinable are accounted for using the cost method and classified as other investment securities.

The Company recorded an adjustment to cancel net unrealized loss amounting to ~~W~~54,992 million which recorded as a component accumulated other comprehensive loss or gain under Korean GAAP related with non-marketable securities including Nacional Minerios S.A.(formerly, Big Jump Energy Participacoes S.A) as of December 31, 2009.

Information with respect to available-for-sale debt and equity securities as of December 31, 2009, 2008 and 2007 is as follows:

Available-for-Sale Securities and Other Investments Securities:

	2009		2008
	(In millions of Korean Won)

Available-for-Sale Securities under Korean GAAP

Marketable Securities	~~W~~	3,973,531	2,917,595

Non-marketable Securities		1,354,806	1,370,918

	~~W~~	5,328,337	4,288,513

Available-for-Sale Securities and Other Investment Securities under U.S. GAAP

Available-for-Sale Securities	~~W~~	3,973,531	2,917,595

Other Investment Securities		1,354,806	1,370,918

Accumulated impairment loss added (deducted) under U.S. GAAP		6,449	(142,071)

		1,361,255	1,228,847

	~~W~~	5,334,786	4,146,442

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2009 were as follows:

	Less than 12 Months				12 Months or More				Total
	Unrealized				Unrealized				Unrealized
	Losses		Fair Value		Losses		Fair Value		Losses		Fair Value
(In millions of Korean Won)

Available for Sale Securities:
Equity securities	~~W~~	97,946	~~W~~	398,314	~~W~~	101,587	~~W~~	311,707	~~W~~	199,533	~~W~~	710,021

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(h)	Goodwill

Under Korean GAAP, goodwill is amortized over the useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years using straight-line method. Under U.S. GAAP, goodwill is not subject to amortization rather an impairment test is required at least annually.

Goodwill is tested annually for impairment and whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation of impairment involves comparing the current fair value of each of the Company’s reporting units to their recorded value, including goodwill. The Company uses a discounted cash flow model (DCF model) to determine the current fair value of its reporting units. Based on its assessment, management concluded that goodwill was not impaired as of December 31, 2009.

Under U.S. GAAP, total goodwill as of December 31, 2009 and 2008 amounted to ~~W~~389,174 million and ~~W~~350,314 million, respectively. Goodwill allocated to the steel segment, engineering and construction segment and others segment as of December 31, 2009 amounted to ~~W~~56,711 million, ~~W~~217,622 million and ~~W~~114,841 million, respectively. Goodwill allocated to the steel segment, engineering and construction segment and others segment as of December 31, 2008 amounted to ~~W~~17,851 million, ~~W~~217,622 million and ~~W~~114,841 million, respectively.

(i)	Embedded Derivative

The Company issued exchangeable bonds in 2003 and 2008. And the issued in 2003 was redeemed in 2008. The exchangeable bonds are exchangeable into SK Telecom American Depository Receipts at the option of the holders. The exchangeable right is considered an embedded derivative instrument. Both Korean GAAP and U.S. GAAP requires that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument if all of the specific criteria are met.

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

As of December 31, 2007, The Company did not bifurcate exchangeable right related to exchangeable bond issued in 2003 since it did not meet the criteria of derivatives under Korean GAAP. However, exchangeable right is bifurcated and stated at fair value under U.S. GAAP.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

2008 and thereafter

The Company adopted the following new Statements of Korean Financial Accounting Standards (SKFAS) issued by the Korea Accounting Standards Board:

In 2007, Financial Supervisory Service’s Accounting Implementation Guide [2007-2] issued by the Korea Accounting Standards Board. According to implementation guide, the daily transaction volume is not a factor to determine whether readily convertible to cash or not when there is not significant risk to sell or process the shares converted. Due to the adoption of this implementation guide, there is no GAAP difference in determining net-settlement.

As of December 31, 2009, Exchangeable right in relation to exchangeable bond issued in 2008 is bifurcated and stated at fair value both under Korean GAAP and U.S. GAAP.

(j)	Change in Hedge Accounting

According to the Implementation Guidance [2008-2] issued by KASB, effective January 1, 2008, the Company could change the designation of hedging prospectively when the contracts meet conditions of firm commitment whereas U.S. GAAP does not permit the prospective approach and therefore it’s not accounted for as derivative. The impact resulting from this GAAP difference is increase to net income of ~~W~~68,400 million (net of income tax effect of ~~W~~22,446 million) under U.S. GAAP for the year ended December 31, 2009.

(k)	Deferred Income Taxes

In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects resulting from differences between the reported Korean GAAP and U.S. GAAP amounts.

Under Korean GAAP, the elimination of the net tax effect of an intercompany transaction is recorded at the tax rate of the purchaser as a deferred tax asset that is subject to changes in tax rates or laws. Under U.S. GAAP, such net tax effect arising in the seller’s jurisdiction is recorded as a deferred charge, not as a deferred tax asset, and the tax effects of changes in tax rates or laws are included in income from continuing operations in the period that includes the enactment date. The impact resulting from this GAAP difference in applicable tax rate in elimination of the net tax effect of an intercompany transaction is a decrease to net income of ~~W~~21,680 million and an increase to net income of ~~W~~73,300 million under U.S. GAAP for the years ended December 31, 2009 and 2008, respectively. In addition, such net tax effect arising in the seller’s jurisdiction which is recorded as a deferred charge amounted to ~~W~~293,260 million and ~~W~~339,089 million under U.S. GAAP as of December 31, 2009 and 2008, respectively while the corresponding amounts are recorded as deferred income taxes under Korean GAAP.

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

(l)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued ASC Subtopic 740-10, “Income Taxes — Overall” (FASB Interpretation No. 48 (“FIN 48”) — “Accounting for Uncertainty in Income Taxes, an interpretation of

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

FASB Statement No. 109,”) which set outs a consistent framework to use to determine the appropriate level of liability for unrecognized tax benefits. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained based on the tax technical merits upon examination. A recognized tax position is then measured at the largest amount that is greater than 50% likely of being realized. The difference between the benefit recognized for a position in accordance with ASC Subtopic 740-10 (FIN 48) and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

As of the ASC Subtopic 740-10 (FIN 48) adoption date on January 1, 2007, and for the years ended December 31, 2007, 2008 and 2009, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were accrued. The Company’s policy is to record interest and penalties related to unrecognized tax benefits as components of income tax expense in the consolidated statements of income.

The Company’s major tax jurisdiction is the Republic of Korea. POSCO is currently under audit by the local tax authority for the fiscal years 2005 and 2006. With few exceptions, the tax years from 2007 to 2009 remain open to tax examination by the local tax authority for POSCO and its Korean subsidiaries.

The Company does not believe that it is reasonably possible that the amount of unrecognized tax benefits will significantly change within 12 months after December 31, 2009.

(m)	Capitalized Repairs

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(n)	Income Taxes and Deferred Income Taxes in accordance with U.S. GAAP

Net income before income tax expense and income tax expense are as follows:

	2009		2008	2007
	(In millions of Korean Won)

Net income before income tax expense:
POSCO and domestic subsidiaries	~~W~~	4,236,360	5,496,976	4,777,705
Foreign subsidiaries		48,777	131,135	191,300

	~~W~~	4,285,137	5,628,111	4,969,005

Current:
POSCO and domestic subsidiaries	~~W~~	540,138	2,035,904	1,308,986
Foreign subsidiaries		36,165	145,334	32,266

		576,303	2,181,238	1,341,252

Deferred:
POSCO and domestic subsidiaries		96,182	(635,043)	(51,028)
Foreign subsidiaries		3,841	(1,898)	2,017

		100,023	(636,941)	(49,011)

Income tax expense	~~W~~	676,326	1,544,297	1,292,241

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 under U.S. GAAP are as follows:

	2009		2008
	(In millions of Korean Won)

Deferred tax assets:
Fixed asset revaluation	~~W~~	7,798	10,077
Impairment loss on property, plant and equipment		40,464	72,052
Investment securities		272,833	243,731
Allowance for doubtful accounts		40,966	63,905
Allowance for severance benefits		5,660	13,455
Derivatives		11,692	34,138
Gain/Loss on foreign currency translation		51,823	141,181
Tax credit carryforwards		303,144	18,994
Tax loss carryforwards		141,269	78,161
Others		47,192	11,916

Total gross deferred tax assets		922,841	687,610
Less: Valuation allowance		(154,375)	(104,380)

Net deferred tax assets	~~W~~	768,466	583,230

Deferred tax liabilities:
Equity in earnings of equity method investments and subsidiaries	~~W~~	395,300	298,388
Reserve for special repairs		39,500	62,422
Reserve for technology developments		184,501	2,612
Capitalized repairs		5	128
Accrued income		650	—
Capitalized costs		105,496	76,490
Investment securities		238,573	74,222

Total gross deferred tax liabilities	~~W~~	964,025	514,262

Net deferred tax assets (liabilities)	~~W~~	(195,559)	68,968

Current and non-current deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2008 are as follows:

	2009		2008
	(In millions of Korean Won)

Current deferred tax assets	~~W~~	334,385	65,515
Non-current deferred tax assets		208,014	288,654
Non-current deferred tax liabilities		737,958	285,201

The beginning of the year balance of valuation allowance was increased because of change in circumstances that caused a change in judgment regarding the realization of the related deferred tax assets in future years. Such amounts were ~~W~~154,375 million and ~~W~~104,380 million as of December 31, 2009 and 2008, respectively, and is primarily attributable to the uncertainty regarding the realization of a portion of tax loss carryfowards and tax credit carryforwards.

In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance recorded at December 31, 2009 and 2008. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2009, the Company has available unused tax loss carryforwards of ~~W~~612,414 million and investment tax credit carryforwards of ~~W~~303,144 million. The amounts of tax loss carryforwards will expire if not used by the end of 2010, 2011, 2012, 2013 and 2014 are ~~W~~83,662 million, ~~W~~60,532 million, ~~W~~71,564 million, ~~W~~69,661 million and ~~W~~326,995 million, respectively. The amounts of investment tax credit carryforwards will expire if not used by the end of 2010, 2011, 2012, 2013, 2014 and afterwards are ~~W~~2,188 million, ~~W~~4,553 million, ~~W~~4,071 million, ~~W~~3,439 million, ~~W~~287,036 million and ~~W~~1,857 million, respectively.

(o)	Comprehensive Income

Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of ASC Topic 220, Comprehensive income, (SFAS No. 130), Reporting Comprehensive Income. Comprehensive income includes all changes in equity during the period except those resulting from investments by, or distributions to owners, including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

	2009		2008	2007
	(In millions of Korean Won)

Net income in accordance with U.S. GAAP	~~W~~	3,608,811	4,083,814	3,676,764
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(143,163)	501,199	98,939
Change in fair value of derivative instruments		11,342	(7,308)	(4,034)
Unrealized gains (losses) on investments		562,544	(931,373)	505,629
Reclassification adjustment for losses (gains) included in income		(5,408)	4	(658)

Comprehensive income, in accordance with U.S. GAAP	~~W~~	4,034,126	3,646,336	4,276,640

Less: Non controlling interest		(33,765)	(74,558)	(120,179)

Comprehensive income attributable to controlling interest as adjusted in accordance with U.S. GAAP		4,000,361	3,571,778	4,156,461

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Accumulated other comprehensive income, net of tax benefit (expense) as of December 31, 2009, 2008 and 2007 is summarized as follows:

			Change in Fair		Unrealized Gains
	Foreign Currency		Value of a		(Losses) on		Accumulated Other
	Translation		Derivative		Investment		Comprehensive
	Adjustments		Instrument		Securities		Income
	(In millions of Korean Won)

Balance, December 31, 2006	~~W~~	(69,416)	~~W~~	—	~~W~~	680,019	~~W~~	610,603
Foreign currency translation adjustments, net of tax ~~W~~(37,528) million		98,939		—		—		98,939
Change in fair value of a derivative instrument, net of tax ~~W~~1,530 million		—		(4,034)		—		(4,034)
Unrealized gains on investments, net of tax ~~W~~(191,790) million		—		—		505,629		505,629
Less: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~249 million		—		—		(658)		(658)

Current period change		98,939		(4,034)		504,971		599,876

Balance, December 31, 2007	~~W~~	29,523	~~W~~	(4,034)	~~W~~	1,184,990	~~W~~	1,210,479
Foreign currency translation adjustments, net of tax ~~W~~(190,110) million		501,199		—		—		501,199
Change in fair value of a derivative instrument, net of tax ~~W~~2,772 million		—		(7,308)		—		(7,308)
Unrealized loss on investments, net of tax ~~W~~353,279 million		—		—		(931,373)		(931,373)
Add: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~(1) million		—		—		4		4
Current period change		501,199		(7,308)		(931,369)		(437,478)

Balance, December 31, 2008	~~W~~	530,722	~~W~~	(11,342)	~~W~~	253,621	~~W~~	773,001
Foreign currency translation adjustments, net of tax ~~W~~48,425 million		(143,163)		—		—		(143,163)
Change in fair value of a derivative instrument, net of tax ~~W~~(4,302) million		—		11,342		—		11,342
Unrealized gains on investments, net of tax ~~W~~(213,509) million		—		—		562,544		562,544
Less: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~2,051 million		—		—		(5,408)		(5,408)

Current period change		(143,163)		11,342		557,136		425,315

Balance, December 31, 2009	~~W~~	387,559	~~W~~	—	~~W~~	810,757	~~W~~	1,198,316

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(p) Fair Value of Financial Instruments

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

(iii) Derivative financial instruments

All derivatives are recognized on the consolidated statements of financial position at fair value based on quoted market prices, dealer or counterparty quotes, where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value.

(iv) Long-term loans and trade accounts and notes receivable

Long-term loans and trade accounts and notes receivable are reported net of specific and general provisions for impairment as well as present value discount factor. As a result, the fair values of long-term loans and trade accounts and notes receivable approximate their carrying values.

(v) Long-term debts

The fair value of long-term debts is based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar maturities.

The estimated fair values of the Company’s financial instruments stated under U.S. GAAP as of December 31, 2009 and 2008 are summarized as follows:

	2009				2008
	Carrying Amount		Fair Value		Carrying Amount	Fair Value
	(In millions of Korean Won)

Cash and cash equivalents	~~W~~	2,196,731	~~W~~	2,196,731	2,490,264	2,490,264
Short-term financial instruments		5,820,447		5,820,447	1,827,450	1,827,450
Trading securities		505,811		505,811	1,238,261	1,238,261
Trade accounts and notes receivable and others		5,874,364		5,874,364	6,626,560	6,626,560
Investments securities, including current portion
Marketable securities		3,973,531		3,973,531	2,917,595	2,917,595
Not practicable		2,301,347		—	2,165,702	—
Short-term borrowings		3,225,801		3,225,801	3,254,355	3,254,355
Long-term debts, including current portion		9,016,668		9,144,532	7,666,004	7,535,074

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(q) Fair Value of Assets and Liabilities

The Company’s financial assets and liabilities are valued utilizing the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. ASC Topic 820, “Fair Value Measurements and Disclosures” (SFAS 157, “Fair value measurements”), describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value which are the following:

•	Level 1 — Quoted prices in active exchange markets involving identical assets or liabilities.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs for the asset or liability, either directly or indirectly, and management assessments and inputs using a binomial lattice model as the valuation technique.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with FAS 157 as of December 31, 2009:

	Level 1		Level 2		Level 3		Total
	(In millions of Korean Won)

Assets
Trading securities	~~W~~	505,811	~~W~~	—	~~W~~	—	~~W~~	505,811
Investments Securities		3,973,531		—		—		3,973,531
Derivatives		—		86,494		—		86,494
Liabilities
Derivatives		—		43,711		—		43,711

(r) Classification Differences in the Consolidated Statements of Income

Certain income and expense items in the Company’s consolidated statements of income including: (i) gains and losses on disposal of property, plant and equipment; (ii) impairment of property, plant and equipment; (iii) gains on recovery of allowance for doubtful accounts; (iv) other bad debt expenses; (v) reversal of stock compensation expense; (vi) donations; (vii) impairment of intangible assets; (viii) and provision for early retirement benefits have been classified as non-operating under Korean GAAP and excluded from the determination of operating income. Under U.S. GAAP, the above noted income and expense items would be included in the determination of operating income. After reclassification of those items, operating income under U.S. GAAP would be ~~W~~3,664,219 million and ~~W~~7,092,851 million and ~~W~~4,990,642 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(s) Consolidated Statement of Cash Flows

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

~~W~~762,179 million, ~~W~~(49,390) million and ~~W~~891,032 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Components of “Others” Financing Activities

“Others” financing activities disclosed within the Korean GAAP Consolidated Statements of cash flows are comprised of the following:

	2009		2008	2007
	(In millions of Korean Won)

Dividends paid to minority shareholders	~~W~~	(16,915)	(21,936)	(13,765)
Issuance of new shares by subsidiaries		58,593	71,448	1,996
Additional acquisition of interest of subsidiaries (*)		(117,458)	(302,319)	(142,778)
Proceeds from disposal of interest of subsidiaries		—	—	11,338
Government grants received		3,031	—	—

Total	~~W~~	(72,749)	(252,807)	(143,209)

(*)	Additional acquisition of non controlling interests in a subsidiary is classified as investing activities under U.S. GAAP, while it is required to be classified as financing activities under Korean GAAP.

(t) Significant Risks and Uncertainties

Recent difficulties affecting global financial sectors, adverse conditions and volatility in worldwide credit and financial markets and general weakness of global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Accordingly, the conditions of major Korean steel consuming industries, such as automobile and shipbuilding and construction, could have adverse effect on the Company’s results of operation as domestic sales are approximately 61% of total sales of the Company.

Also, fluctuation of foreign exchange rate on foreign currency denominated liabilities of the Company, such as debentures and long-term borrowings, could affect the financial condition and results of operation of the Company.

(u) Additional Segment Information and Enterprise-Wide Information

The segment information that is compiled for Korean GAAP purposes is also used by the Company’s chief operating decision maker. Therefore, there is no difference between Korean GAAP and the management approach under U.S. GAAP with respect to how the Company has identified its operating segments and measures segment results and assets for U.S. GAAP reporting purposes. While segment assets include all long-lived assets and investments in equity method investees, the determination of segment operating income does not include impairment charges for these assets nor does it include the equity in the earnings (losses) of equity method investees.

A substantial portion of the Company’s consolidated sales is from the production of steel products, which consists of hot rolled products, plates, wire rods, cold rolled products, silicon steel sheets, stainless steel products and others. The Company does not maintain consolidated sales information of each steel product line category.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(v) Recently adopted U.S. GAAP

In December 2007, the FASB issued ASC Topic 810, Consolidation (FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (FAS 160)). ASC Topic 810 requires all entities to report noncontrolling interests in subsidiaries (also known as minority interests) as a separate component of equity in the consolidated statement of financial position, to clearly identify consolidated net income attributable to the parent and to the noncontrolling interest on the face of the consolidated statement of income and to provide sufficient disclosure that clearly identifies and distinguishes between the interest of the parent and the interests of noncontrolling owners. ASC Topic 810 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. POSCO has adopted ASC Topic 810 in 2009 and it was retrospectively applied to all period presented. The adoption of this ASC did not have a material impact on POSCO’s U.S. GAAP financial information.

In December 2007, the FASB issued ASC Topic 805, Business Combinations, (SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”)). ASC Topic 805 establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. ASC Topic 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. There were no significant business combinations during 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Chung, Joon-Yang
Name:     Chung, Joon-Yang

Title:	Chief Executive Officer and
Representative Director
Date: June 25, 2010

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