Form 20-F
period 2010-12-31
POSCO
filed 2011-06-24
CIK 889132

As filed with the Securities and Exchange Commission on June 24, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Lee, Sang-Gyun
POSCO Center, 892 Daechi-4-dong, Gangnam-gu,
Seoul, Korea 135-777
Telephone: +82-2-3457-1085; E-mail: sg.lee@posco.com; Facsimile: +82-2-3457-1982
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
None
As of December 31, 2010, there were 77,032,878 shares of common stock, par value Won 5,000 per share, outstanding
(not including 10,153,957 shares of common stock held by the company as treasury shares)

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

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 is derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Korean GAAP, which differ in certain significant respects from U.S. GAAP.

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2006		2007		2008		2009		2010		2010 (10)
	(In billions of Won and millions of dollars, except per share data)

Korean GAAP:
Sales (1)	~~W~~	25,842	~~W~~	31,608	~~W~~	41,743	~~W~~	36,855	~~W~~	60,638	US$	53,243
Cost of goods sold (2)		19,897		24,903		32,562		31,037		51,561		45,272
Selling and administrative expenses		1,556		1,785		2,006		1,949		3,339		2,932
Operating income		4,389		4,920		7,174		3,868		5,738		5,038
Interest expense		183		240		345		532		657		577
Foreign currency transaction and translation gains (losses), net		99		(19)		(940)		366		(183)		(161)
Donations		155		197		143		129		76		67
Income tax expenses		922		1,274		1,734		536		1,113		977
Net income		3,353		3,678		4,350		3,242		4,218		3,704
Net income attributable to parent		3,314		3,559		4,379		3,218		4,181		3,671
Net income attributable to non-controlling interest		39		119		(29)		24		36		32
Basic and diluted earnings per share of common stock (3)		42,115		46,854		58,002		41,982		54,279		47,659
Dividends per share of common stock		8,000		10,000		10,000		8,000		10,000		8.78
U.S. GAAP (4) :
Operating income	~~W~~	4,259	~~W~~	4,967	~~W~~	7,129	~~W~~	3,712	~~W~~	5,349	US$	4,696
Net income		3,432		3,677		4,084		3,609		4,377		3,843
Net income attributable to controlling interest		3,408		3,565		4,106		3,567		4,340		3,811
Net income (loss) attributable to non-controlling interest		24		112		(22)		42		36		32
Basic and diluted earnings per share of common stock		43,304		46,938		54,387		46,534		56,343		49.47

BALANCE SHEET DATA

	As of December 31,
	2006		2007		2008		2009		2010		2010 (10)
	(In billions of Won and millions of dollars, except per share data)

Korean GAAP:
Working capital (5)	~~W~~	7,155	~~W~~	7,769	~~W~~	11,188	~~W~~	11,359	~~W~~	10,014	US$	8,793
Property, plant and equipment, net (6)		14,643		15,582		18,069		21,840		25,699		22,565
Total assets (6)		31,149		36,275		46,961		50,312		67,946		59,659
Long-term debt (7)(8)(9)		2,726		3,306		6,896		8,230		10,609		9,315
Capital stock		482		482		482		482		482		423
Total shareholders’ equity (6)		22,402		25,118		28,344		31,664		37,201		32,664
U.S. GAAP (4):
Property, plant and equipment, net	~~W~~	14,860	~~W~~	15,836	~~W~~	18,328	~~W~~	22,195	~~W~~	27,408	US$	24,065
Total assets		31,208		36,349		47,208		51,074		70,647		62,031
Total equity		22,447		25,171		28,419		32,057		37,908		33,285

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 27 of Notes to Consolidated Financial Statements for method of calculation.

(4)	A description of the significant differences between Korean GAAP and U.S. GAAP as well as the reconciliation to U.S. GAAP are provided in detail in Note 32 of Notes to Consolidated Financial Statements.

(5)	“Working capital” means current assets minus current liabilities.

(6)	Reflects revaluations of assets permitted under Korean law.

(7)	Net of current portion and discount on debentures issued.

(8)	For information regarding swap transactions entered into by us, see “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Exchange Rate Fluctuations” and Note 24 of Notes to Consolidated Financial Statements.

(9)	Monetary assets and liabilities denominated in foreign currencies are translated into Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 29 of Notes to Consolidated Financial Statements.

(10)	Translated into U.S. Dollars at the rate of Won 1,138.9 to US$1.00, the market average exchange rate, announced by Seoul Money Brokerage Services, Ltd., on December 31, 2010. This translation should not be construed as a representation that the Won amounts represent, have been, or could be converted to U.S. Dollars at that rate or any other rate.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

	At End
Period	of Period	Average Rate (1)	High	Low
	(Per US$1.00)

2005	1,013.8	1,024.2	1,060.3	998.2
2006	929.6	956.1	1,031.0	918.0
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011 (through June 23)	1,075.0	1,102.8	1,138.9	1,066.8
January	1,114.3	1,120.1	1,138.9	1,112.2
February	1,127.9	1,118.1	1,127.9	1,104.4
March	1,107.2	1,122.5	1,137.6	1,107.2
April	1,072.3	1,086.8	1,100.1	1,072.3
May	1,080.6	1,083.5	1,096.3	1,066.8
June (through June 23)	1,075.0	1,081.6	1,088.9	1,075.0

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

You should carefully consider the risks described below.

The global economic downturn in recent years reduced worldwide demand for steel products in 2008 and 2009. While the rate of deterioration of the global economy slowed in the second half of 2009 and the global economy showed some signs of stabilization and improvement in 2010 and the first half of 2011, there can be no assurance that such recovery will continue.

Difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The global economic downturn in recent years had a pronounced negative effect on the global demand for steel products and their prices in 2008 and 2009. While the rate of deterioration of the global economy slowed in the second half of 2009 and the global economy showed some signs of stabilization and improvement in 2010 and the first half of 2011, the overall prospects for the Korean and global economy in the second half of 2011 and beyond remain uncertain.

In response to sluggish demand from our customers in industries adversely impacted by the deteriorating global economic conditions in the second half of 2008, such as the automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first quarter of 2009. Signs that the pace of deterioration in market conditions had slowed began to appear in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, showed signs of recovery starting in the second quarter of 2009. In response, we began to incrementally increase our crude steel production starting in April 2009 and our production level normalized in the second half of 2009. Our crude steel production decreased from 34.7 million tons in 2008 to 31.7 million tons in 2009 but rebounded to 35.3 million tons in 2010. Prices of our steel products also gradually recovered starting in the third quarter of 2009.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 56.4% of our total sales volume of steel products in 2010. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of Daewoo International Corporation are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

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

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the housing and financial sectors in the United States and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Dollar or Japanese Yen exchange rates or revaluation of the Chinese renminbi), interest rates or stock markets;

•	continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil;

•	the occurrence of severe earthquakes, tsunamis or other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake); and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

Our export sales and overseas sales to customers abroad accounted for 43.6% of our total sales volume of steel products in 2010. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 61.9% of our total export sales volume for steel products in 2010, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

The Won has fluctuated significantly against major currencies in recent years. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., depreciated from Won 938.2 to US$1.00 as of December 31, 2007 to Won 1,573.6 to US$1.00 as of March 3, 2009 but appreciated to Won 1,075.0 to US$1.00 as of June 23, 2011. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 53.5% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2010;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 49.3 million dry metric tons of iron ore and 26.2 million wet metric tons of coal in 2010. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and China. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$250 in 2008, US$172 in 2009 and US$191 in 2010. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$126 in 2008, US$68 in 2009 and US$136 in 2010. Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

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

In part to prepare for the eventual maturation of the Korean steel market, our overall strategy includes securing new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as liquefied natural gas (“LNG”) production, logistics and magnesium coil and sheet production, as well as entering into new businesses not related to our steel operations such as power generation, development of alternative energy, advanced materials and energy resources, information and technology related consulting services and wireless broadband Internet access service. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. On September 20, 2010, we acquired a 68.15% interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles, operates a department store in Korea, and holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share in 2010. We submitted a letter of intent to Asiana Airlines Inc. and Daewoo E&C Co., Ltd. on March 4, 2011 and our Board of Directors decided on May 13, 2011 to participate in the final bid for the acquisition of a controlling stake in Korea Express Co., Ltd., a leading logistics company in Korea. Korea Express is being sold in an auction process and the preferred bidder is expected to be selected in the second quarter of 2011.

The success of the overall diversification strategy will depend, in part, on our ability to realize the growth opportunities and anticipated synergies. The realization of the anticipated benefits depends on numerous factors, some of which are outside our control, including the availability of qualified personnel, establishment of new relationships and expansion of existing relationships with various customers and suppliers, procurement of necessary technology and know-how to engage in such businesses and access to investment capital at reasonable costs. The realization of the anticipated benefits may be impeded, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

•	difficulties in integrating the operations of the acquired business, including information and accounting systems, personnel, policies and procedures, and in reorganizing or reducing overlapping operations, marketing networks and administrative functions, which may require significant amounts of time, financial resources and management attention;

•	unforeseen contingent risks or latent liabilities relating to the acquisition that may become apparent in the future;

•	difficulties in managing a larger business; and

•	loss of key management personnel or customers.

Accordingly, we cannot assure you that our diversification strategy can be completed profitably or that the diversification efforts will not adversely affect our combined business, financial condition and results of operations.

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

We conduct international trading and construction operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our production operations internationally by carefully seeking out promising investment opportunities, particularly in China, India, and Southeast Asia, in part to prepare for the eventual maturation of the Korean steel market. We may enter into joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

The March 11, 2011 natural disaster in Japan and its continuing effects could materially adversely affect our business.

On March 11, 2011, Japan experienced a 9.0 moment magnitude scale undersea earthquake, which triggered tsunami waves that resulted in extensive and severe infrastructure damage throughout the eastern coast of Japan. The earthquake also caused a number of nuclear accidents, including an ongoing major accident at the Fukushima nuclear power plant, making it the most costly natural disaster on record. Some of our Japanese suppliers of manufacturing equipment as well as our Japanese customers have temporarily suspended their operations due to the March 2011 natural disaster, and some continue to be affected by unreliable power, shipping constraints, problems with their suppliers, and the continuing effects. Although we believe that we have sufficient access to manufacturing equipment typically sourced from Japan to cover our short-term needs, we may experience shortages or delays in the supply of manufacturing equipment in the long-term. If we are not able to obtain such equipment from alternative sources on a timely basis or at commercially reasonable terms, or at all, it could adversely impact the production of our products. In addition, sales to our customers located in Japan represented 18.4% of our total export sales volume for steel products in 2008, 10.9% in 2009 and 11.0% in 2010, and demand from such customers may decrease as a result of the slowdown in their business operations due to the recent natural disaster and its continuing effects.

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

Further increases in, or new impositions of, anti-dumping or countervailing proceedings may have an adverse impact on our export sales.

Currently, several of our products are subject to anti-dumping or countervailing proceedings, including in the United States and several emerging markets. Our products that have been subject to anti-dumping or countervailing proceedings in the aggregate have not accounted for a material portion of our total sales in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, countervailing duties, quotas or tariffs on our sales of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

Cyclical fluctuations based on macroeconomic factors may adversely affect POSCO E&C’s business and performance.

In order to complement our steel operations, we engage in engineering and construction activities through POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), an 89.5%-owned subsidiary. The engineering and construction segment, which accounted for approximately 7.0% of our consolidated sales in 2010 after adjusting for inter-company sales, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, results of operations or financial condition.

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

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of deteriorating conditions in the Korean economy. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. While the Korean real estate market has steadily recovered since the second half of 2009 and into 2010, there can be no assurance that declines in demand or prices will not take place in the Korean real estate market in the future or that a slowdown of the Korean real estate market will not have a material adverse effect on POSCO E&C’s business, results of operations or financial condition.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution in June 2009 that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The government formally accused North Korea of causing the sinking in May 2010, and North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. On November 23, 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between Korea and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. Korea responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region On September 28, 2010, Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, named Kim Jong-un, his third son who is reported to be in his twenties, as the vice chairman of the Central Military Commission and the general of the North Korean army. Although Kim Jong-il has designated his son to be his successor, the implementation of the succession plan remains uncertain. North Korea’s economy also faces severe challenges. In November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. Such developments may further aggravate social and political tensions within North Korea.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by Korea. In President Lee Myung Bak’s national address on August 15, 2010, he suggested the possible adoption of a reunification tax in order to prepare for the long-term economic burden associated with reunification. Such discussions on reunification are preliminary, and it has not been decided whether or when such tax would be implemented. If a reunification tax is implemented, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Korean economy. In addition, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down, or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations.

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

We could be adversely affected if the U.S. government were to determine that our affiliate’s Iran-related business activities are sanctionable under the recently expanded U.S. Iranian sanction laws and regulations.

In May 2010, we acquired a 43.1% interest in Sungjin Geotec Co., Ltd. (“Sungjin Geotec”), a manufacturer of specialized equipment used in the power and energy industries. In 2008, Sungjin Geotec entered into a EUR 100 million supply contract with Pars Oil and Gas Company (“POGC”), a subsidiary of National Iranian Oil Company, to supply equipment for projects used to develop natural gas fields located in South Pars, Iran. Sungjin Geotec recognized revenues of approximately

Won 8.6 billion in 2008, Won 83.5 billion in 2009 and Won 61.0 billion in 2010 from such activities, and it expects that its contract with POGC will be completed by the end of 2011.

In July 2010, the United States adopted legislation that expands U.S. economic sanctions against foreign companies doing business with Iran in certain sectors. The Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 (the “CISADA”) expands the scope of sanctionable activities by, among other things, broadening the definition of “investment” under the Iran Sanctions Act (the “ISA”) arguably to include the supply of goods for use in petroleum and gas production. The CISADA also expands the severity of potential sanctions available under the ISA and imposes mandatory investigation and reporting requirements designed to increase the likelihood of enforcement. The CISADA requires the imposition of sanctions against parties found by the U.S. administration, following an investigation, to have engaged in conduct sanctionable under the ISA, subject to certain waiver provisions and exceptions.

Under the ISA, as amended, sanctions can also be imposed against a company that has actual knowledge of, or should have known of, sanctionable conduct engaged in by another company that it owns or controls. A range of sanctions may be imposed on companies that engage in sanctionable activities, including among other things the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company. By its terms, the CISADA is applicable to certain investments in Iran that commenced on or after July 1, 2010, and it is not clear whether a supply of equipment after that date pursuant to a legally binding contractual obligation that arose prior to July 1, 2010 would or would not be determined to be sanctionable under the CISADA.

Sungjin Geotec’s supply contract with POGC and/or performance thereunder may be sanctionable under the CISADA if the CISADA’s revised definition of “investment” is interpreted to cover the supply of goods to parties developing gas fields in Iran and if future performance under the supply contract is not considered to have “commenced” prior to the enactment of the CISADA. Accordingly, there can be no assurance that Sungjin Geotec’s Iran-related business activities do not constitute sanctionable activities or that we will not be subjected to sanctions under the ISA as amended by the CISADA. Our business and reputation could be adversely affected if the U.S. government were to determine that Sungjin Geotec’s Iran-related business activities constitute sanctionable activity attributable to us. Investors in our securities may also be adversely affected if we are sanctioned under the CISADA or if their investment in the securities is restricted under any sanctions regimes with which the investors are required to comply. As noted above, sanctions under the ISA could include the blocking of any property in which we have an interest, which would effectively prohibit all U.S. persons from receiving any payments from us, or otherwise acquiring, holding, withholding, using, transferring, withdrawing, transporting, importing, or exporting any property in which we have any interest.

We expect to continue operations and investments relating to countries targeted by United States and European Union economic sanctions.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of OFAC Sanctions (“U.S. Sanctions Targets”). U.S. persons are also generally strictly prohibited from facilitating such activities or transactions. Similarly, the European Union enforces certain laws and regulations (“E.U. Sanctions”) that impose restrictions upon nationals of E.U. member states, persons located within E.U. member states, entities incorporated or constituted under the law of an E.U. member state, or business conducted in whole or in part in E.U. member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of E.U. Sanctions (“E.U. Sanctions Targets” and together with U.S. Sanctions Targets, “Sanctions Targets”). E.U. persons are also generally prohibited from activities that promote such activities or transactions.

We engage in limited business activities and investments relating to Iran and Myanmar. We also hold a 70.0% interest in Myanmar-POSCO Steel Co., Ltd., an entity that is an E.U. Sanctions Target under Council Regulation (EC) No. 194/2008, as amended. Such activities and investments do not involve any U.S. goods or services, and we do not export or reexport U.S. goods or services directly or indirectly to any Sanctions Target. For each of 2008, 2009 and 2010, our activities and investments relating to Sanctions Targets accounted for less than 1.0% of our total consolidated revenues and total consolidated assets, respectively.

On September 20, 2010, we acquired a 68.15% interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in the trading of steel and raw materials, including with certain Sanctions Targets, as well as investing in energy development projects. Daewoo International generated approximately 7% of its revenues in 2010 from its trading activities with Iranian entities. Daewoo International also has a portfolio of investments in energy exploration and production projects, including a gas field exploration project in Myanmar, in which Daewoo International has invested Won 653 billion since 1998 and plans to make substantial further investments in the future. This project is not expected to generate any revenues until 2013. On a consolidated basis under Korean GAAP, Daewoo International generated revenues of Won 16,112 billion in 2010 and had total assets of Won 5,652 billion as of December 31, 2010.

We expect to continue to engage in business activities and make investments in Sanctions Targets over the foreseeable future. Although we believe that OFAC Sanctions under their current terms are not applicable to our activities, our reputation may be adversely affected, some of our U.S. investors may be required to divest their investments in us under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments, and some U.S. institutional investors may forego the purchase of our Notes. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. We cannot assure you that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our securities.

Korean GAAP differs in significant respects from accounting standards applicable in certain other countries, including U.S. GAAP and the International Financial Reporting Standards.

Our financial statements included in this offering circular are prepared in accordance with Korean GAAP and reconciled to U.S. GAAP. Korean GAAP differs in significant respects from accounting standards applicable in certain other countries, including U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — U.S. GAAP Reconciliation” and “— Recent Accounting Pronouncements in U.S. GAAP” and Note 32 of Notes to Consolidated Financial Statements.

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of Korean IFRS, pursuant to which all listed companies in Korea, including us, will be required to prepare their annual financial statements beginning in 2011 that differ in certain respects from IFRS applied in other countries.

In preparation of such adoption, we began preparing our internal financial statements under both Korean GAAP and Korean IFRS starting in January 2010. Beginning in 2011, we have discontinued reporting under Korean GAAP with reconciliation to U.S. GAAP and instead have commenced reporting under Korean IFRS and we also plan to release annual financial statements prepared pursuant to IFRS as issued by the International Accounting Standards Board, or IASB. Although our accounting department is currently analyzing the effects of adopting IFRS on our annual financial statements, it is not possible to estimate with any degree of certainty the exact impact on our annual financial statements from such adoption because the IFRS accounting policies to be adopted by us for such financial statements have not been finalized. Accordingly, there can be no assurance that the adoption of IFRS will not adversely affect our reporting results of operations or financial condition.

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

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 35.3 million tons of crude steel in 2010 and approximately 31.7 million tons in 2009, a substantial portion of which was produced at Pohang Works and Gwangyang Works. Currently, Pohang Works has 15.0 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works has an annual crude steel production capacity of 20.8 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market. Domestic sales accounted for 56.4% of our total sales volume of steel products in 2010 and 62.6% in 2009. We believe that we had an overall market share of approximately 41.6% of the total sales volume of steel products sold in Korea in 2010 and approximately 42.8% in 2009. Our export sales and overseas sales to customers abroad accounted for 43.6% of our total sales volume of steel products in 2010 and 37.4% in 2009. Our major export market is Asia, with China accounting for 24.3%, Japan 11.0% and the rest of Asia 26.6% of our total steel export sales volume in 2010 and China accounting for 33.8%, Japan 10.9% and the rest of Asia 21.1% of our total steel export sales volume in 2009.

We also engage in businesses that complement our steel manufacturing operations as well as carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally, in part to prepare for the eventual maturation of the Korean steel market. POSCO E&C, our consolidated subsidiary in which we hold an 89.53% interest, is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. Daewoo International Corporation (“Daewoo International”), our consolidated subsidiary in which we acquired a 68.15% interest in September 2010 for Won 3.37 trillion, is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. Daewoo International also holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share in 2010. POSCO Power Corporation, our consolidated subsidiary in which we hold an 85.7% interest, is the largest private power generation company in Korea.

We generated sales of Won 60,638 billion and net income of Won 4,218 billion in 2010, compared to sales of Won 36,855 billion and net income of Won 3,242 billion in 2009. We had total assets of Won 67,946 billion and total shareholders’ equity of Won 37,201 billion as of December 31, 2010, compared to total assets of Won 50,312 billion and total shareholders’ equity of Won 31,664 billion as of December 31, 2009.

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

For example, we obtained the approval of the Government of India in May 2011 to construct an integrated steel mill in Orissa State, and we are currently in the process of acquiring the land on which the plant will be constructed. With respect to development of iron ore mines in Orissa State, we are waiting for the final judgment from the Indian Supreme Court on mining rights. In June 2010, we also signed a memorandum of understanding with the Government of Karnataka, a state in southwest India, to construct an integrated steel mill in Karnataka, and we are in discussions with the Government of Karnataka to obtain a mining lease and secure land with appropriate infrastructure. In Vietnam, we completed the construction of plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production in October 2009. In Mexico, we completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production in June 2009 to produce automotive steel sheets to supply automotive manufacturers in Mexico, Southeastern United States and South America. In Indonesia, we entered into a joint venture agreement with PT Krakatau Steel, a government-owned steel company in Indonesia, in August 2010 to construct a steel mill with an annual capacity of 6.0 million tons. The steel mill is expected to commence commercial production with an initial annual capacity of 3 million tons upon completion of the first phase of construction in 2013.

We are also building a global distribution network of supply chain management centers to provide processing and logistics services and more effectively respond to changes in consumer trends in the global steel market. In 2010, we operated 48 supply chain management centers worldwide that recorded aggregate sales of 3.6 million tons of steel products. We plan to continue expanding our global network of supply chain management centers. In Korea, we plan to continue to expand our production facilities and upgrade our facilities that utilize advanced manufacturing technologies, and we plan to enhance the quality of our products through continued modernization and rationalization of our facilities.

Maintain Technology Leadership

As part of our strategy, we have identified core products that we plan to further develop, such as premium automotive steel sheets, silicon steel and API-grade steel, and we will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our products. In order to increase our competitiveness, we plan to make additional investments in the development of new manufacturing technologies, such as FINEX, strip casting, endless rolling and environment-friendly manufacturing processes. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sintering and coking plants, as well as reducing operating and raw material costs. We also plan to accelerate development of other advanced technologies, such as strip casting that directly casts coils from liquid steel and a rolling process that rolls hot rolled coils up to 40 slabs at a time. We plan to further devote additional resources to our research and development efforts and increase the proportion of our sales of higher margin, higher value-added products.

Pursue Cost-Cutting through Operational and Process Innovations

We seek to achieve cost reductions in this era of increasing raw material costs through our companywide process for innovation and enhancing efficiency of operations. We believe that strategic cost cutting measures through utilization of efficient production methods and management discipline will strengthen our corporate competitiveness. After implementation of Six Sigma innovations in recent years, we are now implementing the Quick Six Sigma program, a customized program that we believe will enhance our corporate culture that rewards innovative ideas at all stages of our operations and enable us to benchmark successful innovations to all relevant processes within the company. We will also strive to invest more in human resources development to nurture employees who are capable of working in the global environment.

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

POSCO Power Corporation, our consolidated subsidiary in which we hold an 85.7% interest, is the largest private power generation company in Korea. Through POSCO ICT Co., Ltd., a 72.5%-owned subsidiary, we also engage in information and technology consulting services as well as automation and system integration engineering services. POSCO E&C, our consolidated subsidiary in which we hold an 89.5% interest, is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. On September 20, 2010, we acquired a 68.15% interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy development projects. We will continue to selectively seek opportunities to indentify new growth engines and diversify our operations. On March 4, 2011, we submitted a letter of intent to Asiana Airlines Inc. and Daewoo E&C Co., Ltd. for the acquisition of a controlling stake in Korea Express Co., Ltd., a leading logistics company in Korea. Korea Express is being sold in an auction process and the preferred bidder is expected to be selected in the second quarter of 2011.

We will continue to selectively seek opportunities to identify new growth engines and diversify our operations.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008		2009		2010
	Billions of		Billions of		Billions of		Billions of		Billions of
Steel Products	Won	%	Won	%	Won	%	Won	%	Won	%

Hot rolled products	4,650	20.8	4,495	16.1	6,950	19.4	5,907	18.8	7,325	17.2
Plates	2,380	10.7	2,847	10.2	4,710	13.2	4,336	13.8	4,507	10.6
Wire rods	1,243	5.6	1,458	5.2	2,236	6.2	2,078	6.6	2,164	5.1
Cold rolled products	6,765	30.3	8,672	31.1	11,751	32.8	10,151	32.3	12,687	29.9
Silicon steel sheets	681	3.0	1,105	4.0	1,613	4.5	1,522	4.8	1,816	4.3
Stainless steel products	5,751	25.8	8,268	29.7	7,271	20.3	6,160	19.6	7,253	17.1
Others	859	3.8	1,003	3.7	1,305	3.6	1,313	4.2	6,750	15.9

Total	22,329	100.0	27,848	100.0	35,836	100.0	31,467	100.0	42,502	100.0

	For the Year Ended December 31,
	2006		2007		2008		2009		2010
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	9,604	31.0	8,221	25.6	8,684	25.9	8,009	25.8	8,541	22.1
Plates	3,615	11.7	3,926	12.2	4,853	14.5	4,555	14.7	4,610	11.9
Wire rods	2,153	6.9	2,222	6.9	2,524	7.5	2,414	7.8	2,376	6.1
Cold rolled products	10,864	35.1	12,146	37.8	12,736	38.0	11,249	36.2	13,575	35.1
Silicon steel sheets	686	2.2	934	2.9	1,049	3.1	915	2.9	1,099	2.8
Stainless steel products	2,260	7.3	2,694	8.4	2,060	6.1	2,280	7.3	2,592	6.7
Others	1,802	5.8	1,967	6.2	1,616	4.8	1,632	5.3	5,860	15.2

Total	30,984	100.0	32,110	100.0	33,522	100.0	31,054	100.0	38,653	100.0

The sales revenues and sales volumes in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 0.8 million tons in 2006, 1.0 million tons in 2007, 0.9 million tons in 2008, 0.5 million tons in 2009 and 1.2 million tons in 2010, accounting for Won 470 billion in 2006, Won 623 billion in 2007, Won 799 billion in 2008, Won 396 billion in 2009 and Won 931 billion in 2010, respectively.

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

Our deliveries of hot rolled products amounted to 8.5 million tons in 2010, representing 22.1% of our total sales volume of steel products. The Korean market accounted for 6.0 million tons or 69.7% of our hot rolled product sales in 2010, representing a domestic market share of approximately 40%. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product categories in terms of sales volume and revenue. In 2010, our sales volume of hot rolled products increased by 6.6% compared to 2009 primarily due to an increase in demand from downstream steelmakers in Korea.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates amounted to 4.6 million tons in 2010, representing 11.9% of our total sales volume of steel products. The Korean market accounted for 3.7 million tons or 80.5% of our plate sales in 2010, representing a domestic market share of approximately 35%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2010, our sales volume of plates increased by 1.2% compared to 2009. Although new orders for vessels decreased since the global economic downturn, demand from the shipbuilding industry remained relatively stable in 2010 due to the industry’s backlog of shipbuilding orders.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods amounted to 2.4 million tons in 2010, representing 6.1% of our total sales volume of steel products. The Korean market accounted for 1.6 million tons or 69.2% of our wire rod sales in 2010, representing a domestic market share of approximately 60%. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2010, our sales volume of wire rods decreased by 1.6% compared to 2009.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products amounted to 13.6 million tons in 2010, representing 35.1% of our total sales volume of steel products. The Korean market accounted for 6.7 million tons or 49.5% of our cold rolled product sales in 2010, representing a domestic market share of approximately 55%.

Cold rolled products constitute our largest product category in terms of sales volume and revenue. In 2010, our sales volume of cold rolled products increased by 20.7% compared to our sales volume in 2009 primarily due to an increase in demand from the automotive industry, which showed recovery in 2010.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets amounted to 1.1 million tons in 2010, representing 2.8% of our total sales volume of steel products. The Korean market accounted for 547 thousand tons or 49.8% of our silicon steel sheet sales in 2010, representing a domestic market share of approximately 95%.

In 2010, our sales volume of silicon steel sheets increased by 20.1% compared to 2009 due to an increase in demand from manufacturers of power transformers and generators.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products amounted to 2.6 million tons in 2010, representing 6.7% of our total sales volume of steel products. The Korean market accounted for 0.8 million tons or 31.8% of our stainless steel product sales in 2010, representing a domestic market share of approximately 60%.

Stainless steel products constitute our third largest product category in terms of revenue. Although sales of stainless steel products accounted for only 6.7% of our total sales volume in 2010, they represented 17.1% of our total revenues from sales of steel products in 2010. Our sales volume of stainless steel products increased by 13.7% in 2010 compared to 2009 due to an increase in demand from the automotive industry and the household goods industry.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 56.4% of our total sales volume of steel products in 2010. Our export sales and overseas sales to customers abroad represented 43.6% of our total sales volume of steel products in 2010. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

The total Korean market for steel products amounted to 52.4 million tons in 2010. We sold a total of 21.8 million tons of steel products in Korea in 2010, maintaining an overall domestic market share of approximately 41.6% for such period.

The table below sets out sales of steel products in Korea for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008		2009		2010
	Thousands		Thousands		Thousands		Thousands		Thousands
Source	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

POSCO’s sales	20,991	42.3	21,256	38.6	22,912	39.1	19,447	42.8	21,818	41.6
Other Korean steel companies’ sales	18,052	36.4	21,224	38.5	20,658	35.3	16,931	37.3	19,243	36.7
Imports (1)	10,591	21.3	12,628	22.9	15,002	25.6	9,033	19.9	11,329	21.6

Total domestic sales (1)	49,634	100.0	55,108	100.0	58,572	100.0	45,411	100.0	52,390	100.0

(1)	Source: POSCO Research Institute.

Total sales volume of steel products in Korea increased by 11.0% in 2007 and 6.3% in 2008 primarily due to an increase in demand from the shipbuilding and automotive industries during such period, but decreased by 22.5% in 2009 in response to sluggish demand from customers in the industries adversely impacted by deteriorating global economic conditions, such as the automotive and construction industries. Total sales volume of steel products in Korea increased by 15.4% in 2010, primarily due to a general recovery of the global economy and an increase in demand from the automotive industry and the household goods industry, the impact of which was partially offset by a decrease in demand from the construction industry.

Our domestic sales volume increased from 21.0 million tons in 2006 to 22.9 million tons in 2008, reflecting a general increase in demand from our domestic customers. In 2009, our domestic sales volume decreased to 19.4 million tons principally due to the weak demand for steel products in certain key industries such as the automotive and construction industries. In 2010, our domestic sales volume rebounded to 21.8 million tons due to an increase in demand from the automotive industry and the household goods industry, the impact of which was partially offset by a decrease in demand from the construction industry. Our market share decreased from 42.3% in 2006 to 38.6% in 2007 before rebounding to 39.1% in 2008. Our market share further increased to 42.8% in 2009 but decreased to 41.6% in 2010.

Domestic sales volume of other Korean steel companies, such as Hyundai Steel Co., Ltd. and Dongbu Steel Co., Ltd., increased from 18.1 million tons in 2006 to 21.2 million tons in 2007 primarily due to an increase in their production capacity, and the aggregate market share of other Korean steel companies increased from 36.4% in 2006 to 38.5% in 2007. In 2008, in part due to our decision to sell a greater portion of our sales volume to consumers in Korea due to more favorable domestic prices, domestic sales volume of other Korean steel producers decreased to 20.7 million tons and their aggregate market share decreased to 35.3%. In 2009, domestic sales volume of other Korean steel producers further decreased to 16.9 million tons in 2009 as the general demand for steel products decreased in response to the economic downturn in Korea in the first half of 2009. In 2010, domestic sales volume of other Korean steel producers rebounded to 19.2 million tons primarily due to a general recovery of the Korean economy.

In recent years, domestic consumers of steel products have also relied on imports from foreign competitors, primarily from China, Japan and Russia. Import volume of steel products steadily increased from 10.6 million tons in 2006 to 15.0 million tons in 2008, resulting in an increase in their aggregate domestic market share from 21.3% in 2006 to 25.6% in 2008. However, due to the global economic downturn, import volume of steel products decreased significantly to 9.0 million tons of steel products in 2009, resulting in a decrease in market share to 19.9%. Imports from foreign competitors showed strong growth in 2010 as import sales volume rebounded to 11.3 million tons.

We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

Exports

Our export sales and overseas sales to customers abroad represented 43.6% of our total sales volume of steel products in 2010, 61.9% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of sales volume increased by 45.0% to 16.8 million tons in 2010 compared to 2009, reflecting general improvement of the global economy and increase in demand for our products from customers abroad. The tables below set out our export sales and overseas sales to customers abroad in terms of sales volume of steel products by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008		2009		2010
	Thousands		Thousands		Thousands		Thousands		Thousands
Region	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

China	2,524	25.3	3,186	29.4	2,551	24.0	3,928	33.8	4,095	24.3
Asia (other than China and Japan)	1,895	19.0	2,112	19.5	2,332	22.0	2,449	21.1	4,473	26.6
Japan	1,959	19.6	2,137	19.7	1,953	18.4	1,264	10.9	1,849	11.0
North America	963	9.6	756	7.0	760	7.2	742	6.4	1,869	11.1
Europe	318	3.2	546	5.0	510	4.8	463	4.0	931	5.5
Others	2,335	23.3	2,117	19.4	2,504	23.6	2,761	23.8	3,618	21.5

Total	9,994	100.0	10,854	100.0	10,610	100.0	11,608	100.0	16,835	100.0

	For the Year Ended December 31,
	2006		2007		2008		2009		2010
	Thousands		Thousands		Thousands		Thousands		Thousands
Steel Products	of Tons	%	of Tons	%	of Tons	%	of Tons	%	of Tons	%

Hot rolled products	2,477	24.8	1,531	14.1	2,018	19.0	2,776	23.9	2,590	15.4
Plates	228	2.3	231	2.1	206	1.9	401	3.5	899	5.3
Wire rods	498	5.0	502	4.6	605	5.7	731	6.3	733	4.4
Cold rolled products	4,774	47.8	6,186	57.0	5,775	54.4	5,359	46.2	6,860	40.7
Silicon steel sheets	369	3.7	511	4.7	576	5.4	577	5.0	552	3.3
Stainless steel products	1,245	12.4	1,695	15.6	1,203	11.3	1,494	12.9	1,769	10.5
Others	403	4.0	198	1.9	227	2.3	270	2.3	3,432	20.4

Total	9,994	100.0	10,854	100.0	10,610	100.0	11,608	100.0	16,835	100.0

The table below sets out our total sales, including non-steel sales, by geographical location of customers for the periods indicated.

	For the Year Ended December 31,
Geographical Location of Customers	2008		2009		2010
	(In billions of Won)

Korea	~~W~~	26,887	~~W~~	22,529	~~W~~	30,728
Asia (other than China and Japan)		3,139		2,899		9,021
China		4,876		5,049		8,089
Japan		2,044		1,387		2,803
North America		801		752		2,347
Other		3,996		4,239		7,650

Total		41,743		36,855		60,638

The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

The table below sets out the world’s apparent crude steel use for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010

Apparent crude steel use (million metric tons)	1,243	1,332	1,316	1,219	1,388
Percentage of annual increase (decrease)	9.1%	7.2%	(1.2)%	(7.4)%	13.9%

Source: World Steel Association.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economies have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Such developments weakened global demand in steel consumption in 2008 and 2009. The World Steel Association forecasts that global apparent crude steel use is expected to increase by 5.6% to 1,466 million metric tons in 2011 after increasing by 13.9% in 2010.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to be 1,638 million tons in 2010. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy occurs or demand from developing countries that have experienced significant growth in the past several years does not meet the recent growth in production capacity.

We distribute our export products mostly through Korean trading companies, including Daewoo International, and our overseas sales subsidiaries. Our largest export market in 2010 was Asian countries other than China and Japan, which accounted for 26.6% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to Asian countries other than China and Japan were cold rolled products and hot rolled products. Sales volume to Asian countries other than China and Japan increased by 5.0% from 2.3 million tons in 2008 to 2.4 million tons in 2009 primarily due to our decision to export more to such countries because of relatively more stable market conditions of the Southeast Asian region compared to China and Japan. Our exports to Asian countries other than China and Japan increased by 82.6% to 4.5 million tons in 2010 primarily due to the inclusion of export trading activities of Daewoo International in such region in 2010 as well as a general recovery of the automotive industry in Thailand and an increase in our supply of hot rolled products to POSCO-Vietnam Co., Ltd.

Our exports to China amounted to 2.6 million tons in 2008, 3.9 million tons in 2009 and 4.1 million tons in 2010. Our exports to China increased by 54.0% in 2009 primarily due to a strong increase in demand from Chinese customers. The increase in our exports to China slowed to 4.3% in 2010 primarily due to adjustment of our export sales mix to Asian countries in response to the recovery of demand from Asian countries other than China and Japan. Sales volume to Japan decreased by 8.6% to 2.0 million tons in 2008 and further decreased by 35.2% to 1.3 million tons in 2009 as we elected to focus our sales efforts in China and other markets with greater growth opportunities. Sales volume to Japan rebounded by 46.3% to 1.8 million tons in 2010 primarily due to a general recovery of the Japanese automotive industry.

Our exports to North America and Europe remained stable at 1.3 million tons in 2008 and 1.2 million tons in 2009. Our exports to North America increased by 151.9% to 1.9 million tons in 2010 primarily due to a general recovery of the U.S. automotive industry, while our exports to Europe increased by 101.1% to 0.9 million tons in 2010 primarily due to a general recovery of the European automotive industry as well as our procurement of a new customer for our stainless steel products. A significant part of our sales in North America are made to USS-POSCO Industries (“UPI”), a 50-50 joint venture between U.S. Steel Corporation and us. We sell hot rolled products to UPI, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. Our sales to UPI were 519 thousand tons in 2008, 325 thousand tons in 2009 and 398 thousand tons in 2010.

Anti-Dumping and Countervailing Proceedings

In the United States, a number of our products have been subject to anti-dumping and countervailing proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel are subject to a countervailing duty margin of 0.10% and an anti-dumping duty margin of 0.05% (which is effectively zero pursuant to the de minimis margin rule). Our sales of stainless steel plates in coils are subject to an anti-dumping duty of 1.19% and our sales of stainless steel sheets and strips in coils are subject to an anti-dumping duty of 0.92%.

In China, we were subject to an anti-dumping duty of 11% on our sales of stainless cold rolled steel from December 2000 to April 2011. During such period, we agreed to certain price undertakings and exported certain types of stainless cold rolled steel products to China that were exempt from such anti-dumping duty. On April 7, 2011, China withdrew the anti-dumping duties imposed on stainless cold rolled steel products imported from Korea.

In India, our sales of stainless cold rolled steel have been subject to an anti-dumping duty ranging from $62.61 per ton to $234.98 per ton starting in November 2009 for a five-year period. In Russia, our sales of stainless steel have been subject to an anti-dumping duty of 4.8% starting in November 2010 for a three-year period. Recently, several countries have initiated anti-dumping investigations and other safeguard proceedings relating to our global sales operations, including initiation of anti-dumping investigations by the Brazilian government on our sales of plates in August 2010 and coated steel in April 2011. We are also subject to anti-dumping proceedings in Thailand but we were not assessed any dumping margin rate in the latest round of assessment completed in July 2010.

Pricing Policy

We determine the sales price of our products based on market conditions. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market.

Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors. Our export prices in Dollar terms increased in 2008 due to strong overseas demand, particularly from China and Japan, and increase in prices of raw materials such as iron ore and coal. However, we reduced our export prices in late 2008 in response to the intensification of the global financial crisis and continued to reduce our export prices in the first half of 2009. Starting in the third quarter of 2009, our export prices gradually started to recover due to an increase in demand driven by improvement in business confidence and higher level of economic activities as well as a decrease in our inventory level. This trend continued in the first half of 2010, but we maintained similar pricing levels in the second half of 2010. We may decide to adjust our future sales prices on an on-going basis subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2010, POSCO imported approximately 49.3 million dry metric tons of iron ore and 26.2 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and China. In 2010, we purchased most of our iron ore and coal imports pursuant to long-term contracts. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. We typically have an option to increase or decrease the fixed purchase amounts up to 5% or 10% each year. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through acquisition of a minority interest. We purchased approximately 23.1% of our iron ore and coal imports in 2010 from foreign mines in which we have made investments. Our major investments to procure supplies of coal include an investment of A$424 million in July 2008 to acquire a 10% interest in Macarthur Coal Ltd. to secure approximately 1.0 million tons of coal per year. In May 2010, we also acquired a 7.8% interest in Minas de Revuboe in Mozambique, which expects to supply 430 thousand tons of coal per year when it is in full operation starting in 2014, for US$18.9 million. In addition, in July 2010, we acquired a 70% interest in Hume Coal in Australia for A$50.2 million. We expect Hume Coal, which is currently at an exploration stage, to supply 1.3 million tons of coal per year starting in 2015.

Our major investments to procure supplies of iron ore include an investment of US$500 million in December 2008 to acquire a 6.5% interest in Nacional Minérios S.A., an iron ore mining company in Brazil, in a consortium with Japanese steel manufacturers and trading companies. In 2009, we started importing iron ore from the Brazilian venture and we expect to secure approximately 5.0 million tons annually by 2012. We also made an initial investment of A$248 million in January 2010 to acquire a 3.75% interest in Roy Hill Holdings Pty., Ltd. We plan to increase our total shareholding interest up to 15% to secure approximately 8.5 million tons of iron ore per year. In July 2010, we acquired a 24.5% interest in the API iron ore joint venture in Pilbara, Australia for A$184 million, which expects to supply 9.8 million tons of iron ore starting in 2014. We will continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$250 in 2008, US$172 in 2009 and US$191 in 2010. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$126 in 2008, US$68 in 2009 and US$136 in 2010. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia and Japan, as well as Korea. A substantial portion of the requirements for ferrochrome are purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States, European Union and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average market price of nickel per ton trading on the London Metal

Exchange decreased from US$21,111 in 2008 to US$14,655 in 2009 but rebounded to US$21,809 in 2010.

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

Transportation

Since 1983, we have retained a fleet of dedicated bulk carriers to transport our raw materials through long-term contracts with shipping companies in Korea. These dedicated bulk carriers transported approximately 71% of our coal and iron ore in 2010, with the remaining 29% transported by other vessels through chartering contracts. All imported raw materials are unloaded at our port facilities in Pohang and Gwangyang. Costs of transportation of iron ore and coal represented approximately 11% and 8%, respectively, of the total cost of such materials in 2010.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. We generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 40% in 2010, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 55% and 60%, respectively, in 2010, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitors in Korea are Hyundai Steel Co., Ltd. with an annual crude steel production of approximately 12.0 million tons and Dongbu Steel Co., Ltd. with an annual crude steel production of approximately 4.6 million tons. Hyundai Steel Co., Ltd. completed construction of an integrated steel mill with an annual capacity of 4 million tons in January 2010 and added a second furnace with the same capacity in November 2010.

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

We established POSCO Specialty Steel Co., Ltd. as a wholly-owned subsidiary in Korea in February 1997. POSCO Specialty Steel produces high-quality steel products for the automotive, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 840 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 728 thousand tons of such products in 2010.

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

We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of approximately 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 831 thousand tons of stainless steel products in 2010.

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. Construction of the plant operated by Qingdao Pohang Steel began in April 2003 and became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 188 thousand tons of such products in 2010.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. and build a cold rolling mill with annual production capacity of 1.9 million tons. The cold rolling mill became operational in March 2006 and produced 1.7 million tons of such products in 2010. We currently hold a 25% interest in this joint venture.

In November 2003, we launched POSCO China Holding Corporation, a wholly-owned holding company for our investments in China. POSCO China Holding Corporation also provides support to our Chinese investment projects and affiliated companies with their marketing efforts in China and solidifies their business relationships with clients and suppliers.

In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. We estimate the aggregate costs of the initial phase of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of plates and hot rolled products. In 2008, we obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court, and acquired approximately 500 acres of land for the construction of a steel mill and a port. In the process of acquiring land for construction, we have provided rehabilitation and resettlement packages (including construction of 60 transit homes) for local residents affected by our project. On May 2, 2011, we obtained the final forest clearance from the Ministry of Environment in India. Currently, we are in the process of acquiring approximately 4,000 acres of land for the construction. We are also waiting for the judgment from the Indian Supreme Court on mining rights for the development of iron ore mines in Orissa State.

We entered into an agreement with Nippon Steel Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. We have an 85% interest in the joint venture. We completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production. POSCO Vietnam produced 966 thousand tons of such products in 2010.

In Mexico, we completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production to supply automotive manufacturers in Mexico, Southeastern United States and South America.

In the United States, we entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe LLC to produce American Petroleum Institute-compliant pipes (“API Pipes”) and non-API pipes. We hold a 35% interest in the company. US Steel and we each supply 50% of the hot rolled steel required for the production of pipes. In response to weak demand for the API Pipes in recent years, United Spiral Pipe is currently producing non-API Pipes that are used for general construction piling purposes. United Spiral Pipe started commercial production in May 2010 and produced 18 thousand tons of such products in 2010.

In order to secure an alternative sales source for stainless hot rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a 15% interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in 2007.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2010, our 48 supply chain management centers recorded aggregate sales of 3.5 million tons of steel products.

Steel Trading

Our trading activities consist of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. To strengthen our global market presence, we are coordinating these trading activities through a global trading network comprised of overseas subsidiaries, branches and representative offices. Such subsidiaries and offices support our trading activities by locating suitable local suppliers and purchasers on behalf of ourselves as well as customers, identifying business opportunities and providing information regarding local market conditions. Our consolidated subsidiaries engaged in steel trading include POSCO Processing & Service Co., Ltd. that primarily focuses in the domestic market, and POSCO Asia Company Limited located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan and POSCO America Corporation located in New Jersey, U.S.A.

On September 20, 2010, we acquired a 68.15% interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles, operates a department store in Korea, and holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share in 2010. Daewoo International was established in December 2000 when the international trading and construction businesses of Daewoo Corporation were spun off into three separate companies as part of a debt workout program of Daewoo Corporation.

Daewoo International’s trading activities consist of exporting and importing a wide variety of products and commodities, including iron and steel, chemicals, natural resources and energy, automotive parts, machinery and plant equipment, electronics products, raw materials for steel production, non-ferrous metals, agricultural commodities, livestock and textiles. Daewoo International is also engaged in third-country trade, which does not involve exports from or imports to Korea. In the past three years, export sales represented more than 50%, third-country trade represented approximately 40% and import sales represented less than 10% of Daewoo International’s total sales on a consolidated basis. More than 50% of Daewoo International’s export sales are derived from its export of steel products including products manufactured by us.

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

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO E&C has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. One of its landmark urban planning and development projects includes the development of a 5.7 million-square meter area of Songdo International City in Incheon, which POSCO E&C is co-developing with Gale International, a respected real estate developer based in the United States. POSCO E&C also has substantial experience in the energy field obtained from the construction of various power plants for member companies of the POSCO Group, specializing primarily in engineering and construction of LNG and coal-fired thermal power plants. In recent years, POSCO E&C has obtained various orders for such power plants, including LNG-fired power plants in Incheon, Korea and coal-fired thermal power plants in Ventanas, Chile. In response to increasing demand from the energy industry, POSCO E&C plans to continue to target opportunities in power plant construction, which it believes offers significant growth potential, and thereby enhance its know-how and profitability. In order to further enhance its expertise, POSCO E&C acquired several companies with technological leadership in their fields in recent years, including acquiring an 88.7% interest in Daewoo Engineering Corporation in 2008 and a 43.1% interest in Sunggin Geotec Corporation in 2010. Daewoo Engineering Corporation is a leading engineering company in Korea with expertise in chemical, petrochemical and industrial plants and civil works, and Sunggin Geotec Corporation is a leading manufacturer in Korea of specialized equipment used in the petrochemical and energy industries.

Energy

We have accumulated several decades of experience and know-how in a wide range of energy-related fields, including natural gas and other forms of power generation. As part of our diversification efforts, we strive to identify business opportunities for power generation, renewable energy, LNG logistics and natural resources exploration.

In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Power Corporation. POSCO Power expanded its power generation capacity by constructing additional power plants with power generation capacity of 1,200 megawatts that began commercial operation in June 2011. In December 2010, POSCO Power also completed the construction of a 284 megawatts combined cycle power generation facility utilizing by-product gas generated from our Gwangyang Works. We expect POSCO Power’s total power generation capacity to reach approximately 3,300 megawatts by the end of 2011.

In an effort to reduce our dependency on oil, we became the first private company in Korea to import LNG in 2005 and have been using natural gas for energy generation at our steel production facilities. We operate an LNG receiving terminal with total storage capacity of 365,000 cubic meters in Gwangyang.

In order to meet the increasing demand and regulatory requirements for clean energy, POSCO Power signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in the field of molten carbonate fuel cell technology, pursuant to which POSCO Power is exploring opportunities to expand its business into the stationary fuel cell market. In consultation with the FuelCell Energy, the POSCO Power completed construction of a fuel cell stack manufacturing plant with an annual production capacity of 34 megawatts in 2011 with the objective of enhancing the company’s capability to meet the growing domestic demand for fuel cell energy.

We are also actively seeking business opportunities in the exploration and production of oil and natural gas. In 2007, we participated in the Aral Sea Exploration Project in Uzbekistan, purchasing a 9.8% interest from Korea National Oil Corporation. Additionally, we acquired a 12.5% interest in 2008 in the Namangan-Tergachi and Chust-Pap Oil and Gas Exploration Project in Uzbekistan. On September 20, 2010, we also acquired a 68.15% interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. In particular, Daewoo International joined a consortium with Korea Gas Corporation, ONGC Videsh Ltd. and The Gas Authority of India Ltd. in November 2002, which made a successful bid in the gas exploration, development and production project in the Myanmar A-1 gas field. In October 2005, the consortium made a successful bid in the gas exploration, development and production project in the Myanmar A-3 gas field, located adjacent to the Myanmar A-1 gas field. In December 2008, the consortium entered into a sales agreement with China National United Oil Corporation to sell the gas produced from the A-1 and A-3 gas fields for a period of 30 years after the commencement of production. In August 2010, Myanmar Oil & Gas Enterprise, the national oil and gas company of Myanmar, acquired a 15% interest in each of the projects. As of December 31, 2010, Daewoo International had invested approximately US$273 million in the A-1 gas field project and approximately US$191 million in the A-3 gas field project and held a 51% interest in each of the projects. Production of gas from these gas fields is expected to commence in 2013.

Such energy and mineral development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. Daewoo International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad. Daewoo International mitigates the risks associated with such investments through subsidies from the Korea National Oil Corporation and the Korea Resources Corporation, government agencies that promote natural resources development activities and subsidize a portion of the investment amount in the event the investor fails to develop viable deposits. If the natural resources development activities are successful, the investor must reimburse the relevant agency for the subsidy amount, together with accrued interest.

Others

We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCON Co., Ltd., acquired in 1986, provides industrial engineering services to POSCO and its subsidiaries and manufacturing services utilizing automation technology. POSDATA Co., Ltd., founded in 1989, provides information and technology consulting and system network integration and outsourcing services. In January 2010, POSDATA Co., Ltd. merged with POSCON Co., Ltd. and changed its name to POSCO ICT Co., Ltd. POSCO Plant Engineering Co., Ltd., created from merger of POSCO Machinery & Engineering Co., Ltd. and POSCO Machinery Co., Ltd. in January 2010, provides engineering services related to plant construction and operations. POSCO Chemtech Company Ltd., formerly POSCO Refractories and Environment Company, Ltd., specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products.

Insurance

As of December 31, 2010, our property, plant and equipment are insured against fire and other casualty losses up to Won 22,031 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.

Item 4.C.	Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

	Jurisdiction of	Percentage of
Name	Incorporation	Ownership

Daewoo International Corporation	Korea	67.96%
POSCO Engineering & Construction Co., Ltd.	Korea	89.53%
POSCO Power Corporation	Korea	85.71%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	58.60%
POSCO Specialty Steel Co., Ltd.	Korea	100.00%
POSCO Processing & Service Co., Ltd.	Korea	95.31%
POSCO ICT Co., Ltd.	Korea	72.54%

Item 4.D.	Property, Plants and Equipment

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

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2006	2007	2008	2009	2010

Crude steel and stainless steel production capacity as of end of the year (million tons per year)	13.30	14.30	15.00	15.00	15.00
Actual crude steel and stainless steel output (million tons)	12.60	13.66	14.94	14.34	14.23
Capacity utilization rate (%) (1)	94.7	95.5	99.6	95.6	94.9

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

Construction of Gwangyang Works began in 1985 on a site of 13.7 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. Gwangyang Works currently has an annual crude steel production capacity of 20.8 million tons. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

Gwangyang Works is comprised of 51 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 38 days’ supply of raw materials and separate docking facilities for ships carrying products for export.

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

	As of or for the Year Ended December 31,
	2006	2007	2008	2009	2010

Crude steel production capacity as of end of the year (million tons per year)	16.70	16.70	18.00	18.00	20.80
Actual crude steel output (million tons)	17.45	17.41	18.20	15.19	19.48
Capacity utilization rate (%) (1)	104.5	104.2	101.1	84.4	100.4	(2)

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

(2)	Crude steel production capacity increased by an additional 2.80 million tons per year on July 7, 2010. Capacity utilization rate in 2010 was calculated by applying increase in production capacity subsequent to such date.

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

We plan to continue to invest in developing more environmentally friendly steel manufacturing processes. We commenced research and development for a new steel manufacturing technology called FINEX in 1992 jointly with the Research Institute of Industrial Science and Technology and VOEST Alpine, an Australian company, and we completed the construction of our first FINEX plant in May 2003 with an annual steel production capacity of 0.6 million tons and a second FINEX plant in May 2007 with an annual steel production capacity of 1.5 million tons. The total annual steel production capacity of our FINEX plants is 2.1 million tons. We are now preparing for the construction of our third FINEX plant, which we expect will commence operations in 2013.

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

Our climate change response program seeks to minimize the risks from changes in climate as well as to maximize the opportunities available in such environment by enhancing the energy efficiency of our production process. We invested Won 80 billion in facilities and equipments for the program in 2010, and we spent Won 28 billion in our research and development activities in 2010 to reduce carbon dioxide emissions. Energy saving activities such as diagnosing energy consumption and holding education workshops resulted in a saving of Won 114 billion in energy expenditures in 2010. We are also involved in a forestation project in Uruguay, which was registered as the world’s first Clean Development Mechanism project sponsored by a steel producer. Clean Development Mechanism is one of the Kyoto Protocol’s project-based mechanisms designed to promote projects that reduce emissions. We have disclosed our carbon dioxide emission levels and efforts to deal with climate changes through various channels, including participating in the Carbon Disclosure Project in 2010. The Carbon Disclosure Project is an organization based in the United Kingdom that works with major corporations around the world to disclose their greenhouse gas emission levels.

POSCO spent Won 215 billion in 2008, Won 297 billion in 2009 and Won 636 billion in 2010 on anti-pollution facilities. In 2010, approximately 11% of our investments in facilities were dedicated to investing in low-emission, anti-pollution facilities.

Item 4A.	Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	Operating and Financial Review and Prospects

Item 5.A.	Operating Results

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Korean GAAP. Korean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 of Notes to the Consolidated Financial Statements.

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, an engineering and construction segment, a trading segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The “others” segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. See Note 31 of Notes to Consolidated Financial Statements.

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

•	our sales volume, unit prices and product mix;

•	costs and production efficiency;

•	exchange rate fluctuations;

•	acquisition of Daewoo International in September 2010; and

•	transition to International Financial Reporting Standards starting in 2011.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Prices and Product Mix

In recent years, our net sales have been affected by the following factors:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market;

•	price levels; and

•	our ability to improve our product mix.

Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general.

Our crude steel output decreased from 34.7 million in 2008 to 31.7 million tons in 2009 and sales volume decreased from 33.5 million tons in 2008 to 31.1 million tons in 2009. In response to sluggish demand from our customers in industries adversely impacted by deteriorating global economic conditions in the second half of 2008, such as automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first quarter of 2009. Signs that the pace of deterioration in market conditions had slowed began to appear in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, showed signs of recovery starting in the second quarter of 2009. In response, we began to incrementally increase our crude steel production starting in April 2009 and our production level normalized in the second half of 2009. As a result of production cuts in the first half of 2009, prices for our steel products remained depressed until the third quarter of 2009, during which time prices started to recover and continued to gradually increase up to the end of 2009. In 2010, we increased our crude steel output to 35.3 million tons and our sales volume increased to 38.7 million tons.

In 2009, unit sales price in Won for all of our principal product lines, other than silicon steel sheets, decreased, and the weighted average unit prices for our products decreased by 5.2% in 2009 compared to 2008 despite a depreciation in the average value of the Won against the Dollar in 2009 compared to 2008 that contributed to an increase in our export prices in Won terms. The average exchange rate of the Won against the Dollar depreciated from Won 1,102.6 to US$1.00 in 2008 to Won 1,276.4 to US$1.00 in 2009. Unit sales price of stainless steel products, which accounted for 7.3% of total sales volume, decreased by 23.5% in 2009. Unit sales price of hot rolled products, which accounted for 25.8% of total sales volume, decreased by 7.8% in 2009. Unit sales price of wire rods, which accounted for 7.8% of total sales volume, decreased by 2.8% in 2009. Unit sales price of cold rolled products, which accounted for 36.2% of total sales volume, decreased by 2.2% in 2009. Unit sales price of plates, which accounted for 14.7% of total sales volume, decreased by 1.9% in 2009. On the other hand, unit sales price of silicon steel sheets, which accounted for 2.9% of total sales volume, increased by 8.1% in 2009.

In 2010, unit sales price in Won for all of our principal product lines, other than silicon steel sheets, increased, and the weighted average unit prices for our products increased by 8.5% in 2010 compared to 2009 despite an appreciation in the average value of the Won against the Dollar in 2010 compared to 2009 that contributed to a decrease in our export prices in Won terms. The average exchange rate of the Won against the Dollar appreciated from Won 1,276.4 to US$1.00 in 2009 to Won 1,156.3 to US$1.00 in 2010. Unit sales price of hot rolled products, which accounted for 22.1% of total sales volume, increased by 16.3% in 2010. Unit sales price of wire rods, which accounted for 6.1% of total sales volume, increased by 5.8% in 2010. Unit sales price of stainless steel products, which accounted for 6.7% of total sales volume, increased by 3.6% in 2010. Unit sales price of cold rolled products, which accounted for 35.1% of total sales volume, increased by 3.6% in 2010. Unit sales price of plates, which accounted for 11.9% of total sales volume, increased by 2.7% in 2010. On the other hand, unit sales price of silicon steel sheets, which accounted for 2.8% of total sales volume, decreased by 0.7% in 2010.

Partly in response to the weakening demand resulting from the global economic downturn, our export prices in dollar terms decreased in the first half of 2009. Starting in the third quarter of 2009, our export prices in dollar terms gradually started to recover due to an increase in demand driven by improvement in business confidence and higher level of economic activities as well as a decrease in our inventory level. This trend continued in the first half of 2010, but we maintained similar pricing levels in the second half of 2010. We may decide to adjust our future export sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2008		2009		2010
	(In thousands of Won per ton)

Hot rolled products	~~W~~	800.3	~~W~~	737.5	~~W~~	857.6
Plates		970.5		951.9		977.7
Wire rods		885.9		860.8		911.0
Cold rolled products		922.7		902.4		934.6
Silicon steel sheets		1,537.7		1,663.4		1,652.0
Stainless steel products		3,529.6		2,701.8		2,798.6
Others		807.5		804.5		1,151.8

Average (1)	~~W~~	1,069.0	~~W~~	1,013.3	~~W~~	1,099.6

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out a breakdown of our total costs and operating expenses as a percentage of our net sales for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	(Percentage of net sales)

Cost of goods sold	78.0%	84.2%	85.0%
Selling and administrative expenses (1)	4.8	5.3	5.5
Total operating expenses	82.8	89.5	90.5
Gross margin	22.0	15.8	15.0
Operating margin	17.2	10.5	9.5

(1)	See Note 25 of Notes to Consolidated Financial Statements.

In 2010, our gross margin decreased to 15.0% from 15.8% in 2009 as the increase in sales was outpaced by the increase in cost of goods sold in 2010. Our gross margin was negatively affected in 2010 due to the consolidation of Daewoo International’s results in 2010 compared to no such consolidation in 2009. Daewoo International, as a global trading company that primarily engages in trading of steel and raw materials, typically recognizes revenues from its trading activities on a gross basis that results in lower margin levels. We are closely monitoring changes in market conditions and we implemented the following measures in recent years to address challenges posed by the global economic downturn:

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

The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010

Crude steel and stainless steel production capacity (million tons per year) (1)	34.6	34.6	37.6
Actual crude steel and stainless steel output (million tons)	34.7	31.7	35.3
Capacity utilization rate (%)	100.3	91.6	93.9
Steel product sales (million tons) (2)	33.5	31.1	38.7

(1)	Includes production capacity of POSCO Specialty Steel Co., Ltd. and Zhangjiagang Pohang Stainless Steel Co., Ltd.

(2)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 0.9 million tons in 2008, 0.5 million tons in 2009 and 1.2 million tons in 2010.

Exchange Rate Fluctuations

The Won has fluctuated significantly against major currencies in recent years, which has affected our results of operations and liquidity. The market average exchange rate, as announced by the Seoul Money Brokerage Services, Ltd., depreciated from Won 938.2 to US$1.00 as of December 31, 2007 to Won 1,573.6 to US$1.00 as of March 3, 2009 but appreciated to Won 1,075.0 to US$1.00 on June 23, 2011. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt, which accounted for approximately 53.5% of our total long-term debt (excluding discounts on debentures issued and including current portion) as of December 31, 2010;

•	an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

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

We attempt to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. From time to time we also enter into cross currency swap agreements in the management of our interest rate and currency risks and currency forward contracts with financial institutions to reduce the fluctuation risk of future cash flows. As of December 31, 2010, we had entered into swap contracts, currency forward contracts and currency future contracts. The net valuation loss of our derivatives contracts was Won 24 billion and the net transaction gain was Won 15 billion in 2010. We may incur further losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 24 of Notes to Consolidated Financial Statements.

Acquisition of Daewoo International in September 2010

On September 20, 2010, we acquired a 68.15% interest in Daewoo International for Won 3.37 trillion. On a consolidated basis under Korean GAAP, Daewoo International generated revenues of Won 16,112 billion and net income of Won 119 billion in 2010, compared to revenues of Won 11,544 billion and net income of Won 131 billion in 2009. On a consolidated basis under Korean GAAP, Daewoo International had total assets of Won 5,652 billion and total shareholders’ equity of Won 1,589 billion as of December 31, 2010 and total assets of Won 4,695 billion and total shareholders’ equity of Won 1,399 billion as of December 31, 2009.

In accordance with Korean GAAP, the results of operations of Daewoo International for the year ended December 31, 2010 are consolidated in their entirety in each line item of our consolidated statement of income in 2010 as if the acquisition had occurred on January 1, 2010 and the pre-acquisition net earnings of Daewoo International are deducted in determining our consolidated net income.

Transition to International Financial Reporting Standards Starting in 2011

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of Korean IFRS, pursuant to which all listed companies in Korea, including us, will be required to prepare their annual financial statements beginning in 2011 that differ in certain respects from IFRS applied in other countries.

In preparation of such adoption, we began preparing our internal financial statements under both Korean GAAP and Korean IFRS starting in January 2010. Beginning in 2011, we have discontinued reporting under Korean GAAP with reconciliation to U.S. GAAP and instead have commenced reporting under Korean IFRS and we also plan to release annual financial statements prepared pursuant to IFRS as issued by the IASB. Although our accounting department is currently analyzing the effects of adopting IFRS on our annual financial statements, it is not possible to estimate with any degree of certainty the exact impact on our annual financial statements from such adoption because the IFRS accounting policies to be adopted by us for such financial statements have not been finalized. Accordingly, there can be no assurance that the adoption of IFRS will not adversely affect our reporting results of operations or financial condition.

Inflation

Inflation in Korea, which was 4.7% in 2008, 2.8% in 2009, and 2.9% in 2010, has not had a material impact on our results of operations in recent years.

Critical Accounting Estimates

Our financial statements are prepared in accordance with Korean GAAP and reconciled to U.S. GAAP. The preparation of these financial statements under Korean GAAP as well as the U.S. GAAP reconciliation requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified the following areas where we believe assumptions and estimates are particularly critical to our financial statements:

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, we reduce the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. The percentage of allowance for doubtful accounts to gross account receivables was 3.72% as of December 31, 2010 and 4.52% as of December 31, 2009. The percentage of allowance for doubtful accounts to gross account receivables as of December 31, 2010 decreased compared to December 31, 2009 primarily due to a decrease in accounts receivables that were overdue.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2010 was 0.59%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by one percentage point, then the estimated fair values would have decreased by 18% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 12% in total.

We recognized losses on impairment of investments of Won 121 billion in 2008, Won 286 billion in 2009 and Won 52 billion in 2010. Loss on impairment of investments increased in 2009 primarily due to an impairment loss of Won 209 billion resulting from a decrease in the fair value of our investment in LG Powercom. We recorded such impairment loss because the estimated recoverable amount of our investment in LG Powercom was less than its carrying value.

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

Long-lived Assets

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Also, these assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. There were no significant changes in assumption to estimated useful lives or salvage value assumptions in 2008, 2009 and 2010. The recoverable amount is measured at the greater of net selling price or value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets that is subject to changes in market conditions.

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2010, we estimated an average discount rate of 10.35% and an average rate of revenue growth of 6.37%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated average discount rates used in these valuations were increased by one percentage point, then the estimated fair values would have decreased by 19% in total. If the estimated average rate of revenue growth rate were decreased by 1%, then the estimated fair values would have decreased by 18% in total.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the balance sheet date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 2.3% of gross profit margin to the inventory cost amount plus 22.3% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write down the inventories to net realizable value is made.

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

Operating Results — 2010 Compared to 2009

Sales

Our sales increased by 64.5% to Won 60,638 billion in 2010 from Won 36,855 billion in 2009. The increase in sales was due primarily to the consolidation of Daewoo International’s revenues of Won 16,112 billion in 2010 as a result of the acquisition of Daewoo International in September 2010 compared to no consolidation of such revenues in 2009, as well as an increase in the sales volume and the weighted average unit sales price per ton of our steel products in 2010 compared to 2009. Including the steel trading activities of Daewoo International in 2010, our overall sales volume of steel products increased by 24.5% in 2010 compared to 2009, and the weighted average unit sales price per ton of our steel products increased by 8.6% in 2010 compared to 2009.

The sales volume of each of our principal product lines, other than wire rods which showed a slight decrease, increased in 2010 compared to 2009. Our sales volume of cold rolled products, which accounted for 35.1% of total sales volume in 2010, showed the greatest increase among our principal product lines with an increase of 20.7% primarily due to an increase in demand from the automotive industry. Our sales volume of silicon steel sheets, which accounted for 2.8% of total sales volume in 2010, increased by 20.1% primarily due to an increase in demand from manufacturers of power transformers and generators. Our sales volume of stainless steel products, which accounted for 6.7% of total sales volume in 2010, increased by 13.7% primarily due to an increase in demand from the automotive industry and the household goods industry. On the other hand, sales volume of wire rods, which accounted for 6.1% of total sales volume in 2010, decreased by 1.6% primarily due to increased purchase of wire rods imported from China by domestic customers.

The unit sales prices in Won of each of our principal product lines, other than silicon steel sheets, increased in 2010 compared to 2009. See “— Overview — Sales Volume, Prices and Product Mix” above. The weighted average unit prices of our products increased by 8.6% in 2010 compared to 2009 primarily due to increases in the sales prices of our principal products ranging from 9.8% to 25.0% in May 2010 in response to the global economic recovery following reductions in the sales prices of our principal products in May 2009 in response to the global economic downturn, the impact of which increase was partially offset by an appreciation in the average value of the Won against the Dollar in 2010 compared to 2009 that contributed to a decrease in our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., appreciated to Won 1,156.3 to US$1.00 in 2010 from Won 1,276.4 to US$1.00 in 2009.

Domestic Sales

Our sales to domestic customers increased by 36.4% in terms of sales revenues and by 12.2% in terms of sales volume of steel products in 2010 compared to 2009. Our domestic sales accounted for approximately 56.4% of our total sales volume of steel products in 2010, compared to 62.6% in 2009. The increase in domestic sales revenues in 2010 compared to 2009 was attributable primarily to an increase in the sales volume and the weighted average unit sales price per ton of our steel products sold to domestic customers in 2010 compared to 2009. In 2010, the volume of steel products sold in Korea increased primarily due to an increase in demand from the automotive industry and the household goods industry, the impact of which was partially offset by a decrease in demand from the construction industry.

Export Sales

Our export sales and overseas sales to customers abroad increased by 108.8% in terms of sales revenues and by 45.0% in terms of sales volume of steel products in 2010 compared to 2009. Our export sales and overseas sales to customers abroad accounted for approximately 43.6% of our total sales volume of steel products in 2010 compared to 37.4% in 2009. The increase in export sales and overseas sales to customers abroad in terms of sales revenues in 2010 compared to 2009 was attributable primarily to the consolidation of Daewoo International’s export sales and overseas sales to customers abroad in 2010 as a result of the acquisition of Daewoo International in 2010 compared to no consolidation of such sales in 2009, as well as an increase in the sales volume and the weighted average unit sales price per ton of our steel products sold abroad in 2010 compared to 2009. In 2010, the volume of our export sales and overseas sales to customers abroad increased primarily due to an increase in demand from customers in Southeast Asia, North America, Japan and Europe.

Cost of Goods Sold

Our cost of goods sold increased by 66.1% to Won 51,561 billion in 2010 from Won 31,037 billion in 2009. The increase in cost of goods sold was due primarily to the consolidation of Daewoo International’s cost of goods sold of Won 15,164 billion in 2010 as a result of the acquisition of Daewoo International in 2010 compared to no consolidation of such cost in 2009, as well as an increase in our sales volume of steel products as discussed above and increases in the average prices in Won terms of key raw materials that were used to manufacture finished goods sold in 2010 compared to 2009.

Gross Profit

Our gross profit in 2010 increased by 56.0% to Won 9,077 billion from Won 5,818 billion in 2009. Our gross margin in 2010 decreased to 15.0% from 15.8% in 2009 as the increase in sales was outpaced by the increase in cost of goods sold in 2010, as described above. Our gross margin was negatively affected in 2010 due to the consolidation of Daewoo International’s results in 2010 compared to no such consolidation in 2009. Daewoo International, as a global trading company that primarily engages in trading of steel and raw materials, typically recognizes revenues from its trading activities on a gross basis that results in lower margin levels.

Selling and Administrative Expenses

Our selling and administrative expenses increased by 71.3% to Won 3,339 billion in 2010 from Won 1,949 billion in 2009. The significant increase in our selling and administrative expenses resulted principally from increases in transportation expenses, labor-related expenses, fees and charges and depreciation expense. Such factors were principally attributable to the following:

•	Transportation expenses increased by 93.1% to Won 1,251 billion in 2010 from Won 648 billion in 2009 principally due to the consolidation of Daewoo International’s transportation expenses in 2010 following the acquisition of Daewoo International in 2010 compared to no consolidation of such expenses in 2009, as well as an increase in our sales volume as a result of the general recovery of the global economy in 2010 that led to an increase in demand for, and shipping of, our products.

•	Our labor-related expenses included in selling and administrative expenses, which consist of salaries, welfare and provision for severance benefits, increased by 66.9% to Won 751 billion in 2010 from Won 450 billion in 2009, primarily reflecting the consolidation of labor-related expenses of employees of Daewoo International in 2010 following the acquisition of Daewoo International in 2010 compared to no consolidation of such expenses in 2009, as well as increases in our incentive pay and related provision for severance benefits that reflect an increase in our operating income.

•	Fees and charges, which include certain administrative fees and professional service fees, increased by 69.0% to Won 267 billion in 2010 from Won 158 billion in 2009 primarily due to the consolidation of Daewoo International’s fees and charges in 2010 as a result of the acquisition of Daewoo International in 2010 compared to no consolidation of such expenses in 2009. Fees and charges of Daewoo International in 2010 consisted primarily of fees paid to financial institutions in connection with accounts receivable-related financing activities as well as legal and consulting fees incurred in connection with its sale to us.

•	Depreciation expense increased by 86.8% to Won 231 billion in 2010 from Won 124 billion in 2009 primarily due to the amortization of certain intangible assets, including goodwill, acquired by us in connection with our acquisitions of Daewoo International and Sungjin Geotec in 2010.

Operating Income

Due to the factors described above, our operating income increased by 48.3% to Won 5,738 billion in 2010 from Won 3,868 billion in 2009. Our operating margin decreased to 9.5% in 2010 from 10.5% in 2009.

Non-operating Income (Expenses), Net

Our net non-operating expenses increased by 210.9% to Won 401 billion in 2010 from Won 129 billion in 2009 primarily due to a net loss on foreign currency translation in 2010 compared to a net gain on foreign currency translation in 2009 and an increase in interest expense, the impact of which was partially offset by a net equity in earnings of equity method accounted investees in 2010 compared to a net equity in losses of equity method accounted investees in 2009 and a decrease in loss on impairment of investments. Such factors were principally attributable to the following:

•	We recorded net loss on foreign currency translation of Won 203 billion in 2010 compared to a net gain of Won 436 billion in 2009 as the Won depreciated against the Yen in 2010 while it appreciated against the Yen in 2009. The Won appreciated at a slower level against the Dollar in 2010 compared to 2009. In terms of the market average exchange rate announced by Seoul Money Brokerage Services, Ltd., the Won depreciated against the Yen to Won 1,397.1 per Yen 100 as of December 31, 2010 from Won 1,262.8 per Yen 100 as of December 31, 2009, while the Won appreciated to Won 1,262.8 per Yen 100 as of December 31, 2009 from Won 1,393.9 per Yen 100 as of December 31, 2008. The Won appreciated against the Dollar to Won 1,138.9 to US$1.00 as of December 31, 2010 from Won 1,167.6 to US$1.00 as of December 31, 2009, as well as to Won 1,167.6 to US$1.00 as of December 31, 2009 from Won 1,257.5 to US$1.00 as of December 31, 2008.

•	Our interest expense increased by 23.5% to Won 657 billion in 2010 from Won 532 billion in 2009 primarily due to an increase in the average balance of our short-term borrowings and long-term debt held in 2010 compared to 2009, the impact of which was offset in part by a general decrease in interest rates in Korea from 2009 to 2010.

These factors were partially offset by the following:

•	We recorded a net equity in earnings of equity method accounted investees of Won 303 billion in 2010 compared to a net equity in losses of equity method accounted investees of Won 7 billion in 2009 primarily as a result of a 393.3% increase in equity in earnings of equity method accounted investees to Won 371 billion in 2010 from Won 75 billion in 2009 primarily due to the consolidation of Daewoo International’s net equity in earnings of equity method accounted investees, including its equity interest in Kyobo Life Insurance, compared to no consolidation of such net equity in earnings in 2009.

•	Our loss on impairment of investments decreased by 81.8% to Won 52 billion in 2010 compared to Won 286 billion in 2009. The loss on impairment of investments of Won 52 billion in 2010 primarily resulted from the impairment loss of Won 40 billion incurred by POSCO E&C in 2010 from its real property investments. The loss on impairment of investments of Won 286 billion in 2009 primarily resulted from the impairment loss of Won 207 billion in our investment in LG Powercom in 2009.

Income Tax Expense

Income tax expense increased by 107.6% to Won 1,113 billion in 2010 from Won 536 billion in 2009 primarily due to a 42.7% increase in income before income tax expense and net income (loss) of consolidated subsidiaries before acquisition as well as a 51.5% decrease in net credit in adjustments, including tax credit, to Won 179 billion in 2010 from Won 369 billion in 2009. Our effective tax rates were 20.8% in 2010 and 14.3% in 2009. Our effective tax rate increased in 2010 due to a decrease in tax credits as well as no tax refund recognized in 2010. In 2009, we obtained a tax refund related to additional tax payments made in 2005, which refund was finalized by the tax tribunal in 2009.

Net Income

Due to the factors described above, our net income increased by 30.1% to Won 4,218 billion in 2010 from Won 3,242 billion in 2009.

Segment Results — Steel

Our sales to external customers increased by 27.0% to Won 43,806 billion in 2010 from Won 34,503 billion in 2009. After adjusting for inter-segment transactions, our net sales increased by 20.0% to Won 34,080 billion in 2010 from Won 28,413 billion in 2009, primarily as a result of an increase in our sales volume of steel products and, to a lesser extent, an increase in the average unit sales price per ton of steel products sold by us.

Operating income increased by 64.7% to Won 5,300 billion in 2010 from Won 3,217 billion in 2009, as the 20.0% increase in the segment’s net sales more than outpaced increases in cost of goods sold and selling and administrative expenses, primarily due to the reasons discussed above. Operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, increased to 12.1% in 2010 from 9.3% in 2009. Depreciation and amortization increased by 11.5% to Won 2,641 billion in 2010 from Won 2,369 billion in 2009, primarily due to an increase in capital investment in our facilities in recent years for production of higher value-added products.

Segment Results — Engineering and Construction

Our sales to external customers decreased by 2.3% to Won 7,581 billion in 2010 from Won 7,760 billion in 2009. After adjusting for inter-segment transactions, our net sales increased by 7.9% to Won 4,216 billion in 2010 from Won 3,908 billion in 2009, primarily due to an increase in sales from POSCO E&C’s plant operations related to the construction of LNG power plants in Incheon and coal power plants in Ventanas, Chile.

Operating income decreased by 7.7% to Won 319 billion in 2010 from Won 346 billion in 2009 as the market conditions in the domestic construction industry weakened in 2010, resulting in an increase in competition. The segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, decreased to 4.2% in 2010 from 4.5% in 2009.

Segment Results — Trading

Our sales to external customers increased by 507.7% to Won 25,039 billion in 2010 from Won 4,120 billion in 2009, primarily due to the consolidation of Daewoo International’s revenues in 2010 as a result of the acquisition of Daewoo International compared to no consolidation of such revenues in 2009, and to a lesser extent, an increase in the trading volume as well as the average unit sales price per ton of steel products sold. After adjusting for inter-segment transactions, our net sales increased by 533.1% to Won 18,880 billion in 2010 from Won 2,982 billion in 2009.

Operating income increased by 615.9% to Won 235 billion in 2010 from Won 33 billion in 2009, and the segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, increased to 0.9% in 2010 from 0.8% in 2009.

Segment Results — Others

The “others” segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. Our sales to external customers increased by 71.6% to Won 5,869 billion in 2010 from Won 3,420 billion in 2009. Our sales increased in 2010 primarily due to an increase in revenues of POSCO Power Corporation as well as the consolidation of revenues of the subsidiaries of Daewoo International Corporation and Sungjin Geotec Co., Ltd. in 2010 compared to no such consolidation in 2009. After adjusting for inter-segment transactions, our net sales increased by 123.1% to Won 3,462 billion in 2010 from Won 1,552 billion in 2009.

Operating income increased by 48.0% to Won 397 billion in 2010 from Won 268 billion in 2009 primarily due to the consolidation of operating income of the subsidiaries of Daewoo International Corporation in 2010 compared to no such consolidation in 2009. The segment’s operating margin, which is operating income as a percentage of total sales prior to adjusting for inter-company sales, decreased to 6.8% in 2010 from 7.8% in 2009.

Operating Results — 2009 Compared to 2008

Sales

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

Domestic Sales

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

Export Sales

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

Cost of Goods Sold

Our cost of goods sold increased by 4.7% to Won 31,037 billion from Won 32,562 billion in 2008. The decrease in cost of goods sold was attributable primarily to a decrease in our sales volume of steel products discussed above as well as decreases in the average prices of key raw materials. The average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) decreased significantly by 57.0% to US$129 in 2009 from US$300 in 2008, and the average market price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 60% content) decreased by 32.9% to US$58.20 in 2009 from US$86.80 in 2008. The average market price of nickel per ton trading on the London Metal Exchange decreased by 30.6% to US$14,655 in 2009 from US$21,111 in 2008. The impact from these factors was partially offset by a 6.9% increase in our depreciation and amortization expenses included in cost of goods sold to Won 2,429 billion in 2009 from Won 2,273 billion in 2008 primarily due to an increase in capital investments in our facilities in recent years for production of higher value-added products.

Gross Profit

Gross profit in 2009 decreased by 36.6% to Won 5,818 billion from Won 9,180 billion in 2008, and gross margin in 2009 decreased to 15.8% from 22.0% in 2008 as the 11.7% decrease in sales outpaced a 4.7% decrease in cost of goods sold discussed above. The decrease in sales in 2009 outpaced the decrease in cost of goods sold as the impact from decreases in sales prices of our steel products resulting from weak global market conditions was greater than the cost savings resulting from decreases in the average prices of key raw materials.

Selling and Administrative Expenses

Our selling and administrative expenses decreased by 2.8% in 2009 to Won 1,949 billion from Won 2,006 billion in 2008. The decrease in selling and administrative expenses resulted primarily from decreases in transportation and storage expenses, the impact of which was partially offset by increases in fees and charges and stock compensation expenses. Our transportation and storage expenses in 2009 decreased by 17.0% to Won 648 billion from Won 781 billion in 2008 primarily resulting from a decrease in oil prices in 2009 compared to 2008. Fees and charges, which include certain administrative fees and professional service fees, increased by 27.4% to Won 158 billion in 2009 from Won 124 billion in 2008 primarily as a result of increases in service fees and expenses incurred by our subsidiaries as well as increases in management and tax consulting expenses in 2009. We recognized stock compensation expenses, which are categorized under “others,” of Won 36 billion in 2009 primarily as a result of an increase in the benchmark average stock price used to calculate stock compensation in 2009 compared to 2008. We did not recognize any stock compensation expense in 2008.

Operating Income

Due to the factors described above, our operating income decreased by 46.1% in 2009 to Won 3,868 billion from Won 7,174 billion in 2008. Operating margin decreased to 10.5% in 2009 from 17.2% in 2008.

Non-operating Income (Expenses), Net

Our net non-operating expenses decreased by 88.0% to Won 129 billion in 2009 from Won 1,078 billion in 2008 primarily due to by net gain on foreign currency translation in 2009 compared to net loss on foreign currency translation in 2008, net gain on derivative transactions in 2009 compared to net loss on derivative transactions in 2008, an increase in gain on disposal of property, plant and equipment and the disposition of other long-term assets by POSCO E&C, the aggregate impact of which was partially offset by increases in interest expense and loss on impairment of investments and net loss on valuation of derivatives in 2009 compared to net gain on valuation of derivatives in 2008. Such factors were principally attributable to the following:

•	We recognized net gain on foreign currency translation of Won 436 billion in 2009 compared to net loss on foreign currency translation of Won 811 billion in 2008 and net gain on derivative transactions of Won 10 billion in 2009 compared to net loss on derivative transactions of Won 62 billion in 2008 as the market average exchange rate of the Won against the U.S. dollar depreciated from Won 938.2 to US$1.00 as of December 31, 2007 to Won 1,257.5 to US$1.00 as of December 31, 2008 but appreciated to Won 1,167.6 to US$1.00 as of December 31, 2009.

•	Our gain on disposal of property, plant and equipment in 2009 increased by 485.7% to Won 82 billion from Won 14 billion in 2008 primarily due to the gain from disposition of a research center by POSCO E&C in 2009.

•	Our gain on disposal of other long-term assets increased by 387.5% to Won 234 billion in 2009 from Won 48 billion in 2008 primarily due to the disposition of shares of POS-Plaza in Shanghai by POSCO E&C.

These factors were partially offset by the following:

•	Our interest expense in 2009 increased by 54.2% to Won 532 billion from Won 345 billion in 2008 primarily due to an increase in our long-term debt, which was offset in part by a general decrease in interest rates in Korea in 2009.

•	Our loss on impairment of investments in 2009 increased by 136.4% to Won 286 billion from Won 121 billion in 2008 primarily due to an impairment loss of Won 209 billion as a result of objective evidence that indicated an impairment in our investment in LG Powercom.

•	We recorded net loss on valuation of derivatives of Won 43 billion in 2009 compared to net gain on valuation of derivatives of Won 58 billion in 2008 as the Won fluctuated against the U.S. dollar as described above.

Income Tax Expense

Income tax expense decreased by 69.1% to Won 536 billion in 2009 from Won 1,734 billion in 2008 primarily due to a 38.7% increase in income before income tax expense and net income (loss) of consolidated subsidiaries before acquisition as well as an increase in tax credit to Won 371 billion in 2009 from Won 168 billion in 2008 and a tax refund of Won 140 billion in 2009 representing additional tax payments made in the prior year. Our effective tax rate was 14.3% in 2009 compared to 28.4% in 2008. The statutory income tax rate applicable to us, including resident tax surcharges, decreased to 24.2% in 2009 from 27.5% in 2008.

Net Income

Due to the factors described above, our income decreased by 25.5% to Won 3,242 billion in 2009 from Won 4,350 billion in 2008.

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

Segment Results — Others

The “others” segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. Our sales to external customers decreased by 8.8% to Won 3,420 billion in 2009 from Won 3,749 billion in 2008. Our sales decreased in 2009 primarily due to a decrease in revenues of POSCO Power Corporation resulting from lower production utilization rate, the impact of which was offset in part by an increase in revenues of POSCO Refractories & Environment Co., Ltd. After adjusting for inter-segment transactions, our net sales decreased by 18.5% to Won 1,552 billion in 2009 from Won 1,905 billion in 2008.

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

Item 5.B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated

	For the Year Ended December 31,
	2008		2009		2010
	(In billions of Won)

Net cash provided by operating activities	~~W~~	3,687	~~W~~	8,633	~~W~~	2,025
Net cash used in investing activities		5,803		9,717		6,890
Net cash provided by (used in) financing activities		3,117		862		5,679
Cash and cash equivalents at beginning of period		1,293		2,491		2,199
Cash and cash equivalents at end of period		2,491		2,199		3,600
Net increase in cash and cash equivalents		1,198		(292)		1,401

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we have also engaged in acquisition of treasury shares.

Net cash used in investing activities was Won 5,803 billion in 2008, Won 9,717 billion in 2009 and Won 6,890 billion in 2010. These amounts included acquisition of property, plant and equipment of Won 4,093 billion in 2008, Won 6,407 billion in 2009 and Won 5,896 billion in 2010. We plan to increase our capital expenditures in 2011, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We recorded net acquisition of short-term financial instruments of Won 53 billion in 2008 and Won 4,012 billion in 2009 and net disposal of short-term financial instruments of Won 2,880 billion in 2010. We also recorded net acquisition of available-for-sale securities of Won 1,331 billion in 2008, Won 352 billion in 2009 and Won 386 billion in 2010.

In our financing activities, we used cash of Won 9,043 billion in 2008, Won 5,836 billion in 2009 and Won 3,325 billion in 2010 for repayments of short-term borrowings, and Won 861 billion in 2008, Won 1,349 billion in 2009 and Won 789 billion in 2010 for repayments of outstanding long-term debt.

We paid dividends on common stock in the amount of Won 755 billion in 2008, Won 689 billion in 2009 and Won 693 billion in 2010.

In recent years, we have also selectively considered various opportunities to acquire or invest in companies that may complement our businesses, as well as invest in overseas resources development projects. For example, on September 20, 2010, we acquired a 68.15% interest in Daewoo International for Won 3.37 trillion. We submitted a letter of intent to Asiana Airlines Inc. and Daewoo E&C Co., Ltd. on March 4, 2011 and our Board of Directors decided on May 13, 2011 to participate in the final bid for the acquisition of a controlling stake in Korea Express Co., Ltd., a leading logistics company in Korea. Korea Express is being sold in an auction process and the preferred bidder is expected to be selected in the second quarter of 2011. We may require additional capital for such acquisitions or entering into other strategic relationships. Other than capital required for such activities, we anticipate that capital expenditures, repayments of outstanding debt and payments of cash dividends will represent the most significant uses of funds for the next several years.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for our related companies’ indebtedness. As of December 31, 2010, we issued guarantees of Won 6,456 billion for the repayment of loans of related companies and others. See note 17 of notes to our Consolidated Financial Statements. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2010.

	Payments Due by Period
			Less Than						After
Contractual Obligations	Total		1 Year		1 to 3 Years		4 to 5 Years		5 Years
	(In billions of Won)

Long-term debt obligations (a)	~~W~~	14,176	~~W~~	3,487	~~W~~	5,183	~~W~~	3,263	~~W~~	2,243
Interest payments on long-term debt (b)		1,367		459		647		261		—
Capital lease obligations (c)		39		15		15		5		4
Operating lease obligations (d)		22		11		11		0		—
Purchase obligations (e)		57,291		11,667		19,127		14,738		11,759
Accrued severance benefits (f)		1,127		49		152		201		725

Total	~~W~~	74,022	~~W~~	15,688	~~W~~	25,135	~~W~~	18,468	~~W~~	14,731

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2010, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2010 in calculating the interest payments on long-term debt for the periods indicated.

(c)	We entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a vessel for transporting plates and other products.

(d)	We acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. and others.

(e)	Our purchase obligations include long-term contracts to purchase iron ore, coal, LNG and other raw materials. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2010, 308 million tons of iron ore and 52 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs-cleared Crude Price), subject to a ceiling. We used the market price in effect as of December 31, 2010 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(f)	Represents, as of December 31, 2010, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities was Won 3,687 billion in 2008, Won 8,633 billion in 2009 and Won 2,025 billion in 2010. Our net cash provided by operating activities increased by 134.1%, or Won 4,946 billion, to Won 8,633 billion in 2009 compared to Won 3,687 billion in 2008. Our sales decreased by 11.7%, or Won 4,888 billion, primarily reflecting a 7.4% decrease in the sales volume of our steel products as well as a 5.2% decrease in the average unit sales price per ton of our steel products, as discussed above, which decreased gross cash inflow from our sales activities. In addition, cash used for payment of income tax in 2009 increased significantly due to an increase in our income level in 2008. However, our overall net cash provided by operating activities increased significantly in 2009 compared to 2008 as we focused on decreasing our inventory level. Decrease in inventories in 2009 primarily reflected a decrease in the volume of inventories due to a reduction of our crude steel production in the first quarter of 2009 as well as a decrease in the price of steel products in 2009. In response to weak demand from certain segments of our customers in industries adversely impacted by deteriorating global economic conditions in the first quarter of 2009, such as the domestic automotive and construction industries, we reduced our crude steel production in the first quarter of 2009. In addition, we have taken the following steps in 2009 to reduce our inventory level:

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

Our net cash provided by operating activities decreased by 76.5% to Won 2,025 billion in 2010 from Won 8,633 billion in 2009. The sales volume of our steel products increased by 24.5% in such periods as discussed above, which increased gross cash inflow from our sales activities. However, our overall net cash provided by operating activities decreased by 76.5% as an increase in the price of raw materials in 2010 led to an increase in the inventory level and a delay in recoupment of cash used in production activities, including purchase of raw materials. Our inventory level increased to Won 9,803 billion as of December 31, 2010 from Won 5,153 billion as of December 31, 2009. Such developments resulted in an overall decrease of net cash provided by operating activities in 2010 compared to 2009.

Net proceeds from short-term borrowings, after deducting for repayment of short-term borrowings, were Won 1,191 billion in 2008, Won (8) billion in 2009 and Won 1,969 billion in 2010. Net proceeds from long-term debt, after deducting for repayment of long-term debt and current portion of long-term debt, were Won 2,594 billion in 2008, Won 1,347 billion in 2009 and Won 3,899 billion in 2010. On April 14, 2011, we also issued $700 million of unsecured senior notes due 2021. Total long-term debt, including current portion but excluding discount on debentures issued, were Won 7,666 billion as of December 31, 2008, Won 9,017 billion as of December 31, 2009 and Won 14,039 billion as of December 31, 2010, and total short-term borrowings were Won 3,254 billion as of December 31, 2008, Won 3,226 billion as of December 31, 2009 and Won 5,838 billion as of December 31, 2010. We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. We also generated cash of Won 407 billion in 2007, Won 365 billion in 2008 and Won 249 billion in 2009 from the sale of our treasury shares.

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

Liquidity

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.” Approximately 35.6% of our sales in 2008, 38.9% of our sales in 2009 and 49.3% of our sales in 2010 were denominated in foreign currencies. In 2010, approximately 86% of such sales were denominated in Dollars and approximately 14% in Yen. As of December 31, 2010, approximately 53.5% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen.

Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for acquisitions of property, plant and equipment was Won 4,093 billion in 2008, Won 6,407 billion in 2009 and Won 5,896 billion in 2010. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2010, 308 million tons of iron ore and 52 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.

We had a working capital (current assets minus current liabilities) of Won 11,188 billion as of December 31, 2008, Won 11,359 billion as of December 31, 2009 and Won 10,014 billion as of December 31, 2010. POSCO had unused credit lines of Won 1,279 billion out of total available credit lines of Won 2,619 billion as of December 31, 2010. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures and Capacity Expansion

Our capital expenditures amounted to Won 4,093 billion in 2008, Won 6,407 billion in 2009 and Won 5,896 billion in 2010. We currently plan to increase our capital expenditures in 2011, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2010:

			Estimated
			Remaining Cost of
			Completion
	Expected	Total Cost	as of December 31,
Project	Completion Date	of Project	2010
	(In billions of Won)

Pohang Works:
Construction of a new steelmaking plant	February 2011	1,438	121
Construction of a pickling and galvanizing line	March 2012	247	172
Gwangyang Works:
Construction of no. 5 sintering plant and no. 5 coke plant	December 2011	1,686	263
Construction of no. 4 hot rolled steel plant	March 2014	1,604	1,604
Pohang and Gwangyang Works:
Raw materials treatment facility upgrades	September 2016	1,233	836

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 32 of Notes to Consolidated Financial Statements.

Our net income in accordance with U.S. GAAP was Won 4,377 billion in 2010 compared to Won 3,609 billion in 2009 and Won 4,084 billion in 2008 primarily due to the factors discussed in “— Operating Results.” Our net income under U.S. GAAP of Won 4,377 billion in 2010 is 3.8% higher than our net income under Korean GAAP of Won 4,218 billion. See Note 32(a) of Notes to Consolidated Financial Statements.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. As of December 31, 2010, Pohang University of Science & Technology and the Research Institute of Industrial Science and Technology employed a total of approximately 977 researchers.

In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. As of December 31, 2010, the Technical Research Laboratory employed a total of 434 researchers.

We recorded research and development expenses of Won 361 billion as cost of goods sold in 2008, Won 368 billion in 2009 and Won 395 billion in 2010, as well as research and development expenses of Won 95 billion as selling and administrative expenses in 2008, Won 84 billion in 2009 and Won 142 billion in 2010.

Our research and development program has filed over twenty-nine thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2010, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements

As of December 31, 2008, 2009 and 2010, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Inside Directors

Our current Inside Directors are:

			Years	Years		Expiration
		Responsibilities and	as	with		of Term of
Name	Position	Division	Director	POSCO	Age	Office

Chung, Joon-Yang	Chief Executive Officer and Representative Director	—	7	36	63	February 2012

Choi, Jong-Tae	President and Representative Director	Chief Financial and Planning Officer	3	37	61	February 2012

Park, Han-Yong	Senior Executive Vice President and Representative Director	Chief Staff Officer	1	32	60	February 2012

Oh, Chang-Kwan	Senior Executive Vice President and Representative Director	Head of Stainless Steel Business Division	1	33	58	February 2012

Kim, Jin-Il	Senior Executive Vice President	—	1	36	58	February 2012

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets Act of Korea.

			Years		Expiration
			as		of Term of
Name	Position	Principal Occupation	Director	Age	Office

Yoo, Jang-Hee	Presiding Director of the Board of Directors	President, East Asian Economic Association	2	70	February 2012
Han, Joon-Ho	Director	CEO, Samchully Co., Ltd.	2	65	February 2012
Lee, Young-Sun	Director	President, Hallym University	2	63	February 2012
Kim, Byung-Ki	Director	Visiting Professor, Technology Management Economics and Policy Graduate Program, Seoul National University	2	61	February 2012
Lee, Chang-Hee	Director	Professor, Seoul National University	2	51	February 2012
Nam, Yong	Director	—	0	63	February 2013
Park, Sang-Kil	Director	Lawyer, Kim & Chang	0	57	February 2013
Byun, Dae-Gyu	Director	Chairman and CEO, Humax Co., Ltd.	0	51	February 2013

The term of office of the Directors elected in February 2011 is up to two (2) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

			Years
			with
Name	Position	Responsibility and Division	POSCO	Age

Kwon, Young-Tae	Senior Executive Vice President	Head of Raw Materials Division	36	61

Kwon, Oh-Joon	Senior Executive Vice President	Chief Technology Officer	22	60

Kim, Sang-Young	Senior Executive Vice President	Head of Corporate Relations Division	24	59

Cho, Noi-Ha	Senior Executive Vice President	Head of Carbon Steel Business Division	33	58

Park, Ki-Hong	Executive Vice President	Head of Growth and Investment Division	5	53

Kim, Joon-Sik	Executive Vice President	General Superintendent (Gwangyang Works)	30	57

Cho, Bong-Rae	Executive Vice President	General Superintendent (Pohang Works)	31	58

Song, Sebin	Executive Vice President	Legal Affairs Department	0	49

Baek, Sung-Kwan	Executive Vice President	Steel Business Department II	30	55

Lee, Kyung-Hoon	Executive Vice President	Environment and Energy Department	32	57

Woo, Jong-Soo	Executive Vice President	General Superintendent (Technical Research Laboratories)	31	55

Hwang, Eun-Yeon	Executive Vice President	Head of Carbon Steel Marketing Division	24	52

Kim, Yeung-Gyu	Executive Vice President	Human Resources and Innovation Department	28	56

Jang, Sung-Hwan	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	30	56

			Years
			with
Name	Position	Responsibility and Division	POSCO	Age

Lee, Hoo-Geun	Senior Vice President	FINEX Research and Development Project Department (Pohang Works)	28	53

Lee, Jung-Sik	Senior Vice President	Corporate Strategy Department II	31	56

Suh, Young-Sea	Senior Vice President	Stainless Steel Marketing Department	27	55

Park, Myung-Kil	Senior Vice President	Procurement Service Center, Corporate Collaboration and Prosperity Department	25	52

Lee, Young-Hoon	Senior Vice President	Corporate Strategy Department I, Green Development Project Department	25	51

Park, Kui-Chan	Senior Vice President	Department of External Affairs	4	54

Park, Sung-Ho	Senior Vice President	Steel Technology Strategy Department	28	54

Oh, In-Hwan	Senior Vice President	Automotive Materials Marketing Department	29	52

Yeon, Kyu-Sung	Senior Vice President	Deputy General Superintendent (Maintenance, Pohang Works)	26	52

Lee, Kyoung-Mok	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	29	55

Jeon, Woo-Sig	Senior Vice President	Strategic Business Department	25	51

Kim, Young-Hun	Senior Vice President	Corporate Future Creation Academy	29	53

Choi, Jeong-Woo	Senior Vice President	Corporate Audit Department	26	54

Cho, Sang-Ho	Senior Vice President	Magnesium Business Department	28	55

An, Tong-Il	Senior Vice President	Deputy General Superintendent (Maintenance, Gwangyang Works)	24	52

Yae, Jae-Hen	Senior Vice President	Labor and Outside Services Department	26	55

Min, Kyung-Zoon	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Gwangyang Works)	27	53

Kim, Won-Ki	Senior Vice President	POSCO-South Asia Co., Ltd.	29	54

Nam, Sik	Senior Vice President	POSCO-Vietnam Co., Ltd.	28	54

Ko, Suk-Bum	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	26	53

Kim, Hag-Dong	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Gwangyang Works)	26	52

Kim, Sun-Won	Senior Vice President	Order Processing and Technical Service Department	28	53

Son, Gi-Jin	Senior Vice President	Corporate Contribution Department	28	51

Kim, Dong-Chul	Senior Vice President	Steel Business Department I	25	55

Kim, Jhi-Yong	Senior Vice President	Advanced Materials Business Department	18	49

Jeon, Cheol	Senior Vice President	Stainless Steel Production and Technology	28	54

Kim, Yong-Min	Senior Vice President	Zhangjiagang Pohang Stainless Steel Co., Ltd.	28	53

Lee, Young-Ki	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Pohang Works)	25	51

Yu, Seong	Senior Vice President	POSCO-Japan Co., Ltd.	25	54

Shin, Jae-Chul	Senior Vice President	Marketing Strategy Department	25	50

Kim, Se-Hyun	Senior Vice President	Productivity Research Center	1	51

Oh, In-Kyung	Senior Vice President	Global Leadership Center	1	50

Hwang, Seok-Joo	Senior Vice President	Information Planning Department	25	48

Yim Chang-Hee	Senior Vice President	General Superintendent (Gwangyang Research Lab)	25	54

Seo, Myung-Deuk	Senior Vice President	Raw Materials Procurement Department	26	55

Kim, Min-Dong	Senior Vice President	POSCO-Mexico Co., Ltd.	28	56

Chang, In-Hwa	Senior Vice President	New Growth Business Department	0	55

Shim, Tong-Wook	Senior Vice President	Finance Department	25	51

			Years
			with
Name	Position	Responsibility and Division	POSCO	Age

Kwon, Suk-Chul	Senior Vice President	POSCO-China Co., Ltd.	27	54

Lee, Tae-Ju	Senior Vice President	European Union Office	28	53

Yun, Kimok	Senior Vice President	Stainless Steel Raw Materials Department	27	53

Kim, Jae-Yeol	Senior Vice President	Hot Rolled Products Marketing Department	25	51

Kim, Hong-Soo	Senior Vice President	Investment Department	28	53

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 29.9 billion in 2010 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 5.7 billion in 2010.

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

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Lee, Young-Sun (committee chair), Nam, Yong, Byun, Dae-Gyu and one Inside Director, Choi, Jong-Tae. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Kim, Byung-Ki (committee chair), Han, Joon-Ho, Lee, Chang-Hee and Byun, Dae-Gyu. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is composed of three Outside Directors, Han, Joon-Ho (committee chair), Lee, Young-Sun, Nam, Yong and two Inside Directors, Park, Han-Yong and Oh, Chang-Kwan. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors: Chung, Joon-Yang (committee chair), Choi, Jong-Tae, Park, Han-Yong, Oh, Chang-Kwan and Kim, Jin-Il. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (committee chair), Kim, Byung-Ki and Park, Sang-Kil.

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

Related Party Transactions Committee

The Related Party Transaction Committee is composed of three Outside Directors, Lee, Chang-Hee (committee chair), Kim, Byung-Ki and Park, Sang-Kil. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D.	Employees

As of December 31, 2010, we had 33,557 employees, including 17,148 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 29,811 employees, including 13,295 persons employed by our subsidiaries, as of December 31, 2009, and 29,730 employees, including 13,023 persons employed by our subsidiaries, as of December 31, 2008. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2010, only 13 of our employees were members of the POSCO labor union.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan, with a total unfunded portion of Won 981 billion as of December 31, 2010. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

As of December 31, 2010, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 2.54% of our common stock in their employee accounts.

Item 6.E.	Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 19,423 common shares as of June 23, 2011, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Shareholders	Number of Common Shares Owned

Choi, Jong-Tae	1,786
Chung, Joon-Yang	1,614
Cho, Noi-Ha	1,400
Kim, Joon-Sik	902
Kim, Hag-Dong	805
Kwon, Ohjoon	800
Kim, Young-Hun	797
Oh, Chang-Kwan	630
Kwon, Young-Tae	500
Shim, Tong-Wook	420
Woo, Jong-Soo	391
Min, Kyung-Zoon	330
Lee, Kyoung-Mok	322
Oh, In-Hwan	320

Shareholders	Number of Common Shares Owned

Yae, Jae-Hen	320
Son, Gi-Jin	320
Kim, Dong-Chul	320
Jeon, Cheol	320
Kwon, Suk-Chul	320
Yim, Chang-Hee	320
Lee, Kyung-Hoon	319
Suh, Young-Sea	301
Lee, Hoo-Geun	298
Lee, Jung-Sik	296
Park, Sung-Ho	296
Kim, Sang-Young	293
Cho, Sang-Ho	281
Hwang, Seok-Joo	280
Chang, Song-Hwan	260
Kim, Sun-Won	243
Shin, Jae-Chul	243
Nam, Sik	241
Kim, Hong-Soo	241
Lee, Young-Ki	210
Baek, Sung-Kwan	207
Kim, Jin-Il	200
Ko, Suk-Bum	195
Kim, Won-Ki	192
Lee, Tae-Ju	192
Seo, Myung-Deuk	192
Yu, Seong	168
Kim, Jhi-Yong	143
Hwang, Eun-Yeon	119
Park, Ki-Hong	110
Cho, Bong-Rae	104
Kim, Min-Dong	102
Kim, Yong-Min	102
Choi, Jeong-Woo	100
Song, Sebin	100
An, Tong-Il	100
Yeon, Kyu-Sung	95
Jeon, Woo-Sig	80
Lee, Young-Hoon	78
Kim, Yeung-Gyu	50
Park, Kui-Chan	36
Park, Han-Yong	12
Yon, Kimok	7

Total	19,423

Stock Options

The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of March 31, 2011. With respect to the options granted, we may elect either to issue shares of common stock, distribute treasury stock or to pay in cash the difference between the exercise and the market price at the date of exercise. The options may be exercised by a person who has continued employment with POSCO for two or more years from the date on which the options are granted. Expiration date of options is seven years from the date on which the options are granted. All of the stock options below relate to our common stock.

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option.

		Exercise Period		Exercise	Granted	Exercised	Exercisable
Directors	Grant Date	From	To	Price	Options	Options	Options

Chung, Joon-Yang	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	4,900	0
Choi, Jong-Tae	July 23, 2001	7/24/2003	7/23/2008	98,900	9,037	9,037	0
	April 26, 2003	4/27/2005	4/26/2010	102,900	1,921	1,921	0
Oh, Chang-Kwan	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
Kim, Jin-Il	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Park, Han-Yong	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

		Exercise Period		Exercise	Granted	Exercised	Exercisable
Executive Officers	Grant Date	From	To	Price	Options	Options	Options

Kwon, Young-Tae	September 18, 2002	9/19/2004	9/18/2009	116,100	9,316	9,316	0
Kim, Sang-Young	July 23, 2004	7/24/2006	7/23/2011	151,700	9,800	0	9,800
Cho, Noi-Ha	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	0	10,000
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2010.

	Number of
	Shares
Shareholders	Owned	Percentage

National Pension Service	4,646,245	5.33
Nippon Steel Corporation (1)	4,394,712	5.04
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	1,955,836	2.24
Directors and executive officers as a group	18,717	0.02
Public (2)	63,536,058	72,87
POSCO (held in the form of treasury stock)	7,792,072	8.94
POSCO (held through treasury stock fund)	2,361,885	2.71

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2010, there were 16,813,948 shares of common stock outstanding in the form of ADRs, representing 19.28% of the total issued and outstanding shares of common stock.

Item 7.B.	Related Party Transactions

We have issued guarantees of Won 1,934 billion as of December 31, 2008, Won 2,103 billion as of December 31, 2009 and Won 3,588 billion as of December 31, 2010, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Note 30 of Notes to Consolidated Financial Statements.

As of December 31, 2008, 2009 and 2010, we had no loans outstanding to our executive officers and Directors.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-115.

Legal Proceedings

We have been subject to a number of anti-dumping and countervailing proceedings in the United States, China, India, Russia, Thailand and Brazil The anti-dumping and countervailing proceedings have not had a material adverse effect on our business and operations. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, countervailing duties, quotas or tariffs on our sales of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2010. Of these shares, 77,032,878 shares were outstanding and 10,153,957 shares were held by us in treasury and 2,361,885 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

	Annual Dividend per		Average Total
	Common Stock to	Interim Dividend	Dividend per
Year	Public	per Common Stock	Common Stock
	(In Won)

2006	6,000	2,000	8,000
2007	7,500	2,500	10,000
2008	7,500	2,500	10,000
2009	6,500	1,500	8,000
2010	7,500	2,500	10,000

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

Market Price Information

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the KRX KOSPI Market since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock since January 1, 2006.

	Price		Average Daily
	High	Low	Trading Volume
	(In Won)		(Number of
			Shares)

2006
First Quarter	251,500	196,500	420,095
Second Quarter	287,000	217,500	380,671
Third Quarter	254,000	225,500	270,661
Fourth Quarter	318,500	239,000	244,757
2007
First Quarter	395,000	286,500	296,883
Second Quarter	481,000	366,000	246,291

	Price		Average Daily
	High	Low	Trading Volume
	(In Won)		(Number of
			Shares)

Third Quarter	673,000	443,500	298,177
Fourth Quarter	765,000	557,000	331,286
2008
First Quarter	575,000	437,000	334,157
Second Quarter	594,000	450,000	382,083
Third Quarter	544,000	410,000	389,984
Fourth Quarter	436,500	242,000	600,141
2009
First Quarter	430,000	303,000	389,081
Second Quarter	435,000	369,000	390,866
Third Quarter	519,000	420,000	324,403
Fourth Quarter	619,000	472,500	293,724
2010
First Quarter	625,000	516,000	255,173
Second Quarter	560,000	434,500	343,367
Third Quarter	524,000	460,500	257,784
Fourth Quarter	538,000	448,500	299,776
2011
First Quarter	517,000	450,500	345,785
January	500,700	454,000	337,599
February	488,500	460,000	320,299
March	517,000	450,500	373,293
Second Quarter (through June 23)	505,000	421,000	282,070
April	505,000	468,000	355,630
May	475,500	431,500	240,612
June (through June 23)	440,500	421,000	237,346

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York Mellon as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2010,16,813,948 ADSs were outstanding, representing 19.28% shares of common stock

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2006.

	Price		Average Daily
	High	Low	Trading Volume
	(In US$)		(Number of ADSs)

2006
First Quarter	63.80	48.97	812,089
Second Quarter	74.41	56.07	922,906
Third Quarter	66.88	58.59	760,752
Fourth Quarter	84.88	63.00	748,789
2007
First Quarter	106.88	76.49	770,003
Second Quarter	129.60	99.34	712,996
Third Quarter	184.54	124.50	809,315

	Price		Average Daily
	High	Low	Trading Volume
	(In US$)		(Number of ADSs)

Fourth Quarter	195.89	147.17	721,160
2008
First Quarter	147.74	108.41	418,434
Second Quarter	147.05	112.80	249,329
Third Quarter	133.73	88.35	294,629
Fourth Quarter	89.00	47.14	355,604
2009
First Quarter	79.11	47.14	212,268
Second Quarter	89.00	69.23	168,527
Third Quarter	108.08	80.73	491,455
Fourth Quarter	131.47	100.00	458,775
2010
First Quarter	140.10	108.23	429,700
Second Quarter	124.83	88.78	559,765
Third Quarter	113.98	94.67	344,102
Fourth Quarter	120.47	95.34	376,905
2011	117.57	97.46	380,459
First Quarter	117.57	100.50	404,586
January	112.40	100.50	389,107
February	110.30	101.60	407,426
March	117.57	100.59	415,952
Second Quarter (through June 23)	116.83	95.86	349,080
April	116.83	108.09	345,726
May	111.01	100.31	379,036
June (through June 23)	102.41	95.86	316,020

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

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

According to data published by the Korea Exchange, as of December 31, 2010, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,239 trillion, and the average daily trading volume of equity securities for 2010 was approximately 1,024 million shares with an average transaction value of Won 7,544 billion The

Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
					Dividend	Price
					Yield (1)(2)	Earnings
Year	Opening	High	Low	Closing	(Percent)	Ratio (2)(3)

1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,681.71	2,052.97	1,552.79	2,051.00	1.1	19.0
2011 (through June 23)	2,063.69	2,231.47	1,882.09	2,055.86	1.3	12.6

Source: The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of
	Each
	Period
	Number of					Average Daily Trading Volume, Value
	Listed	(Billions of		(Millions of		Thousands	(Millions of		(Thousands
Year	Companies	Won)		US$) (1)		of Shares	Won)		of US$) (1)

1985	342	~~W~~	6,570	US$	7,381	18,925	~~W~~	12,315	US$	13,834
1986	355		11,994		13,924	31,755		32,870		38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411
1991	686		73,118		96,107	14,022		214,263		281,629
1992	688		84,712		107,448	24,028		308,246		390,977
1993	693		112,665		139,420	35,130		574,048		710,367
1994	699		151,217		191,730	36,862		776,257		984,223
1995	721		141,151		182,201	26,130		487,762		629,613
1996	760		117,370		139,031	26,571		486,834		576,680
1997	776		70,989		50,162	41,525		555,759		392,707
1998	748		137,799		114,091	97,716		660,429		546,803
1999	725		349,504		305,137	278,551		3,481,620		3,039,655
2000	704		188,042		149,275	306,163		2,602,211		2,065,739
2001	689		255,850		192,934	473,241		1,997,420		1,506,237
2002	683		258,681		215,496	857,245		3,041,598		2,533,815
2003	684		355,363		296,679	542,010		2,216,636		1,850,589
2004	683		412,588		395,275	372,895		2,232,109		2,138,445
2005	702		655,075		646,158	467,629		3,157,662		3,114,679
2006	731		704,588		757,948	279,096		3,435,180		3,695,331
2007	745		951,900		1,016,770	363,741		5,539,653		5,917,168
2008	763		576,888		458,758	352,599		3,211,039		2,553,510
2009	770		887,935		762,503	485,657		5,595,552		4,976,859
2010	777		1,141,885		1,320,442	380,859		5,619,768		6,498,531
2011 (through June 23)	783		1,159,768		1,076,351	263,839		6,353,156		5,896,201

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

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

As the cash deposited with an investment broker or an investment dealer is regarded as belonging to the investment broker or investment dealer, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the investment broker or the investment dealer if a bankruptcy or rehabilitation procedure is instituted against the investment broker or the investment dealer and, therefore, can suffer from loss or damage as a result. However, in case of the investment broker or the investment dealer’s bankruptcy, liquidation, cancellation of investment broker or investment dealer license or other insolvency events, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to a total of Won 50 million, which shall represent both actual cash deposited and any interest accrued thereon. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, investment brokers or investment dealers are required to deposit the cash received from its customers at the securities finance company established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by investment brokers or investment dealers is prohibited. The premiums related to this insurance are paid by investment brokers or investment dealers.

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

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Shares”). Common Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2010, 87,186,835 Common Shares were issued, of which 7,792,072 shares were held by us in treasury and an additional 2,361,885 shares were held by our treasury stock fund. We have never issued any Non-Voting Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2010, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 2.54% of our common stock in their employee accounts.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. The record date of the register of shareholders is December 31 of each year, and such shareholders listed on the register of shareholder as of the record date are entitled to exercise their right at the general meeting of shareholders. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

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

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers or by notices to be posted on the electronic disclosure database system maintained by the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings. Our general meetings of shareholders are held either in Pohang or Seoul.

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

Securities Transaction Tax

If you transfer shares of common stock on the KRX KOSPI Market, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If you transfer shares of common stock on the KRX KOSDAQ Market, you will be subject to securities transaction tax at the rate of 0.3%. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

Depositary receipts constitute share certificates subject to the securities transaction tax. The transfer of share certificates listed on the New York Stock Exchange, the NASDAQ National Market or other qualified foreign exchanges is exempt from the securities transaction tax under the Securities Transaction Tax Law. Accordingly, once the ADSs are listed on the New York Stock Exchange, your transfer of ADRs should not be subject to the securities transaction tax. In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company with a brokerage license only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 or 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

As of December 31, 2010, we had entered into swap contracts, currency forward contracts and currency future contracts. We may incur losses under our existing contracts or any swap or other derivative product transactions entered into in the future. See Note 24 of Notes to Consolidated Financial Statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of December 31, 2010, we entered into two interest rate swap contracts.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2010 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2010		December 31, 2009
								Fair		Fair
	2011	2012	2013	2014	2015	Thereafter	Total	Value	Total	Value
	(In billions of Won except rates)

Local currency:
Fixed rate	1,915	1,184	1,228	668	1,377	642	7,013	7,157	4,565	4,631
Average weighted rate (1)	5.11%	5.84%	5.54%	5.01%	4.50%	5.05%	5.17%		5.11%
Variable rate	87	32	11	12	13	47	202	202	153	145
Average weighted rate (1)	3.51%	3.50%	1.64%	1.64%	1.64%	1.64%	2.74%		2.94%

Sub-total	2,002	1,215	1,239	681	1,389	689	7,215	7,359	4,719	4,775

Foreign currency, principally Dollars and Yen:
Fixed rate	5,850	590	2,022	969	165	1,553	11,149	11,373	5,517	5,536
Average weighted rate (1)	1.80%	2.62%	1.50%	7.67%	2.71%	4.12%	2.64%		3.81%
Variable rate	1,473	1	115	58	1	1	1,651	1,625	2,077	2,069
Average weighted rate (1)	2.21%	2.96%	2.06%	1.71%	2.96%	2.96%	2.18%		1.48%

Sub-total	7,323	592	2,137	1,028	166	1,553	12,799	12,998	7,594	7,605

Total	9,325	1,807	3,376	1,708	1,555	2,242	20,014	20,357	12,313	12,380

(1)	Weighted average rates of the portfolio at the period end.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and LNG. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. In case of iron ore, if we fail to agree on the quarterly price adjustment within a predetermined deadline, the supplier and we typically agree on the purchase price based on the index price that reflects the spot market price as well as the quality of iron ore and transportation expense. As of December 31, 2010, 323 million tons of iron ore and 52 million tons of coal remained to be purchased under long-term supply contracts. Increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. A 5% increase in the price of coal, iron ore and LNG in 2010 would have increased our operating expenses by Won 568 billion in 2010.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. As of December 31, 2010, we hold a 2.90% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2008) and a 3.50% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

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

Fees and Payments from the Depositary to Us

In 2010, we received the following payments from the depositary

Reimbursement of NYSE listing fees:	$79,816.58

Reimbursement of London Stock Exchange listing fees:	$34,852.52

Reimbursement of Tokyo Stock Exchange fees:	$33,876.67

Reimbursement of proxy process expenses (printing, postage and distribution):	$133,485.23

Contributions toward our investor relations efforts:	$48,602.64

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

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010. Our management has excluded Daewoo International and its subsidiaries from our assessment of internal control over financial reporting as of December 31, 2010 because we acquired Daewoo International and its subsidiaries in a purchase business combination in September 2010. Daewoo International and its subsidiaries comprised approximately 5.54% of our consolidated sales in 2010 and approximately 13.08% of our consolidated total assets as of December 31, 2010.

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2010, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

At our annual general meeting of shareholders in February 2011, our shareholders elected the following three members to the audit committee: Lee, Chang-Hee (committee chair), Kim, Byung-Ki and Park, Sang-Kil. The board of directors has approved this newly elected audit committee. Lee, Chang-Hee is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG in 2009 and 2010:

	For the Year Ended December 31,
	2009	2010
	(In millions of Won)

Audit fees	~~W~~ 3,122	~~W~~ 5,198
Audit-related fees	—	750
Tax fees	674	477
Other fees	51	439

Total fees	~~W~~ 3,847	~~W~~ 6,864

Audit fees in 2010 as set forth in the above table are the aggregate fees billed by KPMG Samjong, the Korean member firm of KPMG International, in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2010 as set forth in the above table are the aggregate fees billed by KPMG Samjong for due diligence service related to an acquisition project, accounting advisory service on consolidation and general consultation on financial accounting and reporting standards.

Tax fees in 2010 as set forth in the above table are fees billed by KPMG Samjong for our tax compliance and tax planning, as well as tax planning and preparation of other related companies.

Other fees in 2010 as set forth in the above table are fees billed by KPMG Samjong primarily related to review of financial information on potential investment projects.

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

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2010:

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

(LETTERHEAD HEADER)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into United States dollars on the basis set forth in note 2 to the consolidated financial statements.

As further described in note 1 to the consolidated financial statements, POSCO acquired a controlling financial interest in Daewoo International Corporation in 2010, and the results of operations of Daewoo International Corporation for the year ended December 31, 2010 are consolidated in their entirety into POSCO’s consolidated statement of income as if the acquisition has occurred on January 1, 2010, with the pre-acquisition net earnings deducted in determining POSCO’s consolidated net income for 2010. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 17, 2011 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
June 17, 2011

(LETTERHEAD FOOTER)

(LETTERHEAD HEADER)

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting

The Board of Directors and Shareholders
POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Daewoo International Corporation and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2010, because it was acquired by the Company in a purchase business combination during 2010. We have also excluded Daewoo International Corporation and its subsidiaries from our audit of internal control over financial reporting. Daewoo International Corporation and its subsidiaries comprised approximately 5.54% of the Company’s 2010 consolidated sales and approximately 13.08% of the Company’s consolidated total assets at December 31, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated June 17, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
June 17, 2011

(LETTERHEAD FOOTER)

POSCO and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2010 and 2009

					(note 2)
	Notes	2010		2009	2010
	(In millions of Korean Won and thousands of US dollar)

Assets
Cash and cash equivalents, net of government grants	3	~~W~~	3,598,822	2,196,731	$3,159,911
Short-term financial instruments	3,11		2,954,351	5,820,447	2,594,039
Trading securities	4		183,953	505,811	161,518
Current portion of investment securities, net	7		46,566	56,463	40,887
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount	5,11		7,995,649	5,145,022	7,020,501
Other accounts and notes receivable, net of allowance for doubtful accounts and present value document	5		685,069	447,693	601,518
Advance payments			892,957	588,354	784,052
Inventories	6,11,31		9,803,453	5,152,839	8,607,826
Deferred income tax assets	26		383,869	404,401	337,052
Other current assets, net of allowance for doubtful accounts	12		562,434	316,389	493,840

Total current assets			27,107,123	20,634,150	23,801,144
Property, plant and equipment	9,11,31		53,921,182	47,506,269	47,344,966
Less accumulated depreciation			(28,222,033)	(25,666,484)	(24,780,080)

Property, plant and equipment, net			25,699,149	21,839,785	22,564,886
Investment securities, net	7,11		9,317,705	6,211,966	8,181,320
Intangible assets, net	10,31		3,161,452	629,969	2,775,882
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount	5		12,629	15,685	11,089
Long-term loans receivable, net of allowance for doubtful accounts and present value discount	5		140,446	103,607	123,317
Deferred income tax assets	26		438,833	294,441	385,313
Guarantee deposits			118,516	51,269	104,062
Long-term financial instruments	3		22,748	18,634	19,974
Resource development investments	8		1,164,015	—	1,022,052
Other long-term assets, net of allowance for doubtful accounts	12		763,317	512,242	670,223

Total non-current assets			40,838,810	29,677,598	35,858,118

Total assets		~~W~~	67,945,933	50,311,748	59,659,262

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2010 and 2009

					(note 2)
	Notes	2010		2009	2010
	(In millions of Korean Won and thousands of US dollar)

Liabilities
Trade accounts and notes payable		~~W~~	4,125,253	2,734,900	$3,622,138
Short-term borrowings	13		5,838,370	3,225,801	5,126,324
Current portion of long-term debts, net of discount on debentures issued	13		3,430,562	786,887	3,012,171
Accrued expenses			477,322	344,274	419,108
Other accounts and notes payable			910,018	642,446	799,033
Withholdings			115,681	200,894	101,572
Income tax payable			769,475	393,719	675,630
Advances received			997,728	811,644	876,045
Deferred income tax liabilities	26		3,895	71	3,420
Other current liabilities	16		424,923	134,182	373,099

Total current liabilities			17,093,227	9,274,818	15,008,540
Long-term debt, net of current portion and discount on debentures issued	14		10,608,584	8,229,781	9,314,763
Accrued severance benefits, net	15		439,102	300,421	385,549
Deferred income tax liabilities	26		1,541,388	531,927	1,353,401
Other long-term liabilities	16		1,062,211	310,487	932,665

Total non-current liabilities			13,651,285	9,372,616	11,986,378

Total liabilities			30,744,512	18,647,434	26,994,918
Parent shareholders’ equity
Capital stock	1,18		482,403	482,403	423,569
Capital surplus	19		4,411,018	4,446,032	3,873,051
Capital adjustments, net	22		(2,402,702)	(2,410,668)	(2,109,669)
Accumulated other comprehensive income	28		1,009,099	455,471	886,030
Retained earnings	20		31,395,470	27,935,726	27,566,485

			34,895,288	30,908,964	30,639,466
Non-controlling interest			2,306,133	755,350	2,024,878

Total equity			37,201,421	31,664,314	32,664,344

Total liabilities and equity		~~W~~	67,945,933	50,311,748	59,659,262

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2010, 2009 and 2008

						(note 2)
	Notes	2010		2009	2008	2010
	(In millions of Korean Won and thousands of US dollar except per share information)

Sales	31	~~W~~	60,637,860	36,855,001	41,742,636	53,242,480
Cost of goods sold	31		51,560,675	31,037,425	32,562,339	45,272,347

Gross profit			9,077,185	5,817,576	9,180,297	7,970,133
Selling and administrative expenses	25,31		3,338,876	1,949,414	2,006,368	2,931,667

Operating income			5,738,309	3,868,162	7,173,929	5,038,466

Non-operating income
Interest and dividend income			431,623	351,553	362,309	378,983
Gain on foreign currency transactions			1,055,832	814,758	1,078,243	927,063
Gain on foreign currency translation			225,657	541,007	122,287	198,136
Gain on valuation of trading securities			1,882	5,811	16,535	1,653
Gain on disposal of trading securities			15,373	21,298	55,056	13,498
Gain on disposal of property, plant and equipment			30,595	82,000	14,392	26,863
Gain on valuation of derivatives	24		94,617	51,101	346,932	83,078
Gain on derivative transaction	24		438,170	77,879	41,575	384,731
Equity in earnings of equity method accounted investees	7		371,228	75,250	32,931	325,954
Gain on recovery of allowance for doubtful accounts			3,861	7,736	19,116	3,390
Reversal of stock compensation expense	23		10,436	—	55,155	9,163
Gain on disposal of other long-term assets			30,570	234,314	48,141	26,841
Others			146,918	99,686	177,204	128,999

	31		2,856,762	2,362,393	2,369,876	2,508,352

Non-operating expenses
Interest expense			656,769	532,090	344,686	576,670
Other bad debt expense			27,302	11,253	23,269	23,973
Loss on disposal of trading securities			1,331	1,164	1,243	1,169
Loss on valuation of trading securities			34	21	3,870	30
Loss on foreign currency transactions			1,035,834	884,347	1,207,257	909,504
Loss on foreign currency translation			428,271	105,219	933,086	376,039
Loss on derivative transaction			422,882	67,697	103,739	371,308
Loss on valuation of derivatives			118,609	94,346	288,655	104,143
Donations			75,530	128,925	142,570	66,318
Loss on impairment of investments			52,138	285,961	120,840	45,779
Loss on disposal of property, plant and equipment			75,289	54,992	53,823	66,107
Loss on impairment of intangible assets			1,120	50,493	45,890	984

POSCO and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2010, 2009 and 2008

						(note 2)
	Notes	2010		2009	2008	2010
	(In millions of Korean Won and thousands of US dollar except per share information)

Equity in losses of equity method accounted investees			67,850	82,130	56,795	59,575
Others			294,426	192,642	122,443	258,516

	31		3,257,385	2,491,280	3,448,166	2,860,115

Net income before income tax expense and net income (loss) of consolidated subsidiaries before acquisition			5,337,686	3,739,275	6,095,639	4,686,703
Income tax expense	26,31		(1,112,896)	(535,996)	(1,733,983)	(977,168)
Net income (loss) of consolidated subsidiaries before acquisition	31		7,095	(39,032)	11,522	6,230

Net income		~~W~~	4,217,695	3,242,311	4,350,104	3,703,305

Net income attribute to controlling interest		~~W~~	4,181,285	3,218,425	4,378,751	3,671,337
Net income (loss) attributable to non-controlling interest	31	~~W~~	36,410	23,886	(28,647)	31,968
Basic and diluted earnings per share (in Korean Won and US Dollar)	27	~~W~~	54,279	41,982	58,002	48

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010, 2009 and 2008

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non Controlling
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean Won)

Balance as of January 1, 2008	~~W~~	482,403	4,176,592	(2,727,147)	784,933	21,767,302	633,657	25,117,740
Net income		—	—	—	—	4,378,751	(28,647)	4,350,104
Effect of changes in scope of consolidation		—	—	—	—	—	31,518	31,518
Effect of changes in percentage of ownership of investees		—	20,194	—	—	—	—	20,194
Dividends		—	—	—	—	(755,037)	—	(755,037)
Changes in treasury stock		—	121,938	213,951	—	—	—	335,889
Unrealized loss on available-for-sale securities, net		—	—	—	(1,276,043)	—	—	(1,276,043)
Changes in capital adjustments of equity method accounted investees		—	—	—	37,575	—	—	37,575
Foreign currency translation adjustments		—	—	—	438,314	—	—	438,314
Loss on valuation of derivatives		—	—	—	(6,765)	—	—	(6,765)
Effect of changes in percentage non-controlling interest		—	—	—	—	—	39,726	39,726
Others		—	359	4,115	—	2,230	4,286	10,990

Balance as of December 31, 2008	~~W~~	482,403	4,319,083	(2,509,081)	(21,986)	25,393,246	680,540	28,344,205

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010, 2009 and 2008

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non Controlling
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean Won)

Balance as of January 1, 2009	~~W~~	482,403	4,319,083	(2,509,081)	(21,986)	25,393,246	680,540	28,344,205
Net income		—	—	—	—	3,218,425	23,886	3,242,311
Effect of changes in scope of consolidation		—	—	—	—	—	25,437	25,437
Effect of changes in percentage of ownership of investees		—	9,607	—	—	—	—	9,607
Dividends		—	—	—	—	(689,129)	—	(689,129)
Changes in treasury stock		—	117,291	98,751	—	—	—	216,042
Unrealized loss on available-for-sale securities, net		—	—	—	583,012	—	—	583,012
Changes in capital adjustments of equity method accounted investees		—	—	—	10,002	—	—	10,002
Foreign currency translation adjustments		—	—	—	(126,357)	—	—	(126,357)
Loss on valuation of derivatives		—	—	—	10,800	—	—	10,800
Effect of changes in percentage non-controlling interest		—	—	—	—	—	30,704	30,704
Others		—	51	(338)	—	13,184	(5,217)	7,680

Balance as of December 31, 2009	~~W~~	482,403	4,446,032	(2,410,668)	455,471	27,935,726	755,350	31,664,314

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010, 2009 and 2008

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non Controlling
	Stock		Surplus	Adjustments	Income	Earnings	Interest	Total
	(In millions of Korean Won)

Balance as of January 1, 2010	~~W~~	482,403	4,446,032	(2,410,668)	455,471	27,935,726	755,350	31,664,314
Net income		—	—	—	—	4,181,285	36,410	4,217,695
Effect of changes in scope of consolidation		—	—	—	—	—	1,139,505	1,139,505
Effect of changes in percentage of ownership of investees		—	(36,404)	—	—	—	—	(36,404)
Dividends		—	—	—	—	(693,296)	—	(693,296)
Unrealized gain on available-for-sale securities, net		—	—	—	544,988	—	—	544,988
Changes in capital adjustments of equity method accounted investees		—	—	—	(94,826)	—	—	(94,826)
Foreign currency translation adjustments		—	—	—	103,466	—	—	103,466
Effect of changes in percentage non-controlling interest		—	—	—	—	—	404,805	404,805
Others		—	1,390	7,966	—	(28,245)	(29,937)	(48,826)

Balance as of December 31, 2010	~~W~~	482,403	4,411,018	(2,402,702)	1,009,099	31,395,470	2,306,133	37,201,421

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010, 2009 and 2008

	Capital	Capital	Capital	Accumulated Other	Retained	Non Controlling
	Stock	Surplus	Adjustments	Comprehensive (Loss)	Earnings	Interest	Total
	(In thousands of US dollar)

Balance as of January 1, 2010	$423,569	3,903,795	(2,116,663)	399,222	24,528,691	663,228	27,802,541
Net income	—	—	—	—	3,671,336	31,969	3,703,306
Effect of changes in scope of consolidation	—	—	—	—	—	1,000,531	1,000,531
Effect of changes in percentage of ownership of investees	—	(31,964)	—	—	—	—	(31,964)
Dividends	—	—	—	—	(608,742)	—	(608,742)
Unrealized gain on available-for-sale securities, net	—	—	—	478,521	—	—	478,521
Changes in capital adjustments of equity method accounted investees	—	—	—	(83,261)	—	—	(83,261)
Foreign currency translation adjustments	—	—	—	90,847	—	—	90,847
Effect of changes in percentage non-controlling interest	—	—	—	—	—	355,435	355,435
Others	—	1,220	6,994	—	(24,800)	(26,286)	(42,871)

Balance as of December 31, 2010	$423,569	3,873,051	(2,109,669)	886,030	27,566,485	2,024,878	32,664,344

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008

					(note 2)
	2010		2009	2008	2010
	(In millions of Korean Won and thousands of US dollars)
Cash flows from operating activities
Net income	~~W~~	4,217,695	3242,311	4,350,104	$3,703,305

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,950,883	2,552,777	2,379,291	2,590,994
Accrual of severance benefits		376,970	79,186	314,156	330,995
Provision for doubtful accounts, net		87,767	45,537	28,186	77,064
Loss (gain) on derivatives transactions, net		(15,288)	(10,182)	62,165	(13,423)
Loss (gain) on foreign currency translation, net		199,001	(462,724)	750,464	174,731
Loss on impairment of investments		52,138	285,961	120,840	45,779
Loss (gain) on disposal of property, plant and equipment, net		44,694	(27,008)	39,431	39,244
Loss on impairment of property, plant and equipment		135,665	11,642	1,799	119,120
Loss on impairment of intangible assets, net		1,120	50,493	45,890	984
Gain on disposal of trading securities, net		(14,042)	(20,134)	(53,813)	(12,330)
Gain on valuation of trading securities, net		(1,848)	(5,790)	(12,665)	(1,623)
Loss (gain) on valuation of derivatives, net		23,991	43,245	(58,277)	21,065
Equity in earnings posses) of equity method accounted investees, net		(303,378)	6,880	23,864	(266,380)
Other employee benefits		9,644	6,822	71,070	8,468
Net income (loss) of consolidated subsidiaries before acquisition		7,095	(39,032)	11,552	6,230
Stock compensation expense, net		(10,436)	36,100	(55,155)	(9,163)
Others		90,554	(74,247)	62,816	79,507

		3,634,530	2,479,526	3,731,614	3,191,262

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(2,254,772)	713,418	(1,538,854)	(1,979,781)
Decrease (increase) in inventories		(4,216,445)	3,344,506	(3,393,710)	(3,702,208)
Decrease (increase) in other accounts and notes receivable		(211,512)	97,462	(222,706)	(185,716)
Decrease (increase) in accrued income		18,671	(5,092)	(11,914)	16,393
Decrease (increase) in advance payments		(271,058)	426,459	(586,601)	(238,000)
Decrease (increase) in prepaid expenses		(4,732)	32,837	(11,468)	(4,156)
Increase (decrease) in trade accounts and notes payable		359,614	(296,400)	609,200	315,755
Increase in other accounts and notes payable		158,682	55,564	7,829	139,329
Increase (decrease) in advances received		101,883	247,127	215,491	89,458
Increase (decrease) in accrued expenses		121,481	110,736	94,716	106,665
Increase (decrease) in income tax payable		363,724	(1,677,482)	1,146,204	319,364
Deferred income tax, net		(67,853)	(23,475)	(432,528)	(59,577)
Payment of severance benefits		(114,020)	(144,007)	(125,374)	(100,114)
Increase in group severance insurance deposits		(140,615)	(19,913)	(141,807)	(123,466)
Increase (decrease) in other current liabilities		223,509	(107,223)	28,816	196,250
Others		105,783	156,500	(31,997)	92,882

		(5,827,660)	2,911,017	(4,394,703)	(5,116,922)

Net cash provided by operating activities		2,024,565	8,632,854	3,687,015	1,777,645

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008

					(note 2)
	2010		2009	2008	2010
	(In millions of Korean Won and thousands of US dollars)

Cash flow from investing activities
Acquisition of trading securities	~~W~~	(811,419)	(2,061,180)	(7,058,161)	$(712,458)
Acquisition of short-term financial instruments		(14,360,040)	(11,946,832)	(5,098,326)	(12,608,693)
Acquisition of available-for-sale securities		(703,219)	(553,486)	(1,357,622)	(617,455)
Acquisition of property, plant and equipment		(5,895,960)	(6,406,503)	(4,093,313)	(5,176,890)
Acquisition of intangible assets		(208,895)	(101,202)	(131,107)	(183,419)
Acquisition of other long-term assets		(821,322)	(95,821)	(122,700)	(721,154)
Short-term loans provided		(326,367)	(94,042)	(79,876)	(286,564)
Long-term loans provided		(57,540)	(32,239)	(285,654)	(50,523)
Payment for business acquisition, Net of cash acquired		(3,206,145)	(80,380)	(279,031)	(2,815,124)
Disposal of trading securities		1,169,172	2,823,359	7,008,770	1,026,580
Disposal of short-term financial instruments		17,240,470	7,934,977	5,045,613	15,137,826
Disposal of available-for-sale securities		316,840	201,395	26,752	278,199
Disposal of long-term financial instruments		5,168	1,824	279,610	4,538
Disposal of interest in subsidiaries		10,412	244,785	—	9,142
Disposal of property, plant and equipment		253,178	378,978	53,773	222,300
Collection on short-term loans		227,309	29,655	191,251	199,587
Others		278,431	39,783	97,252	244,475

Net cash used in investing activities		(6,889,927)	(9,716,929)	(5,802,769)	(6,049,633)

Cash flow from financing activities
Proceeds from short-term borrowings		5,294,625	5,828,483	10,233,819	4,648,893
Proceeds from long-term debt		4,687,849	2,695,932	3,454,625	4,116,120
Proceeds from other long-term liabilities		262,505	96,279	49,851	230,490
Disposal of treasury stock		—	249,124	364,753	—
Repayment of current portion of long-term debt		(471,486)	(763,504)	(491,635)	(413,983)
Repayment of short-term borrowings		(3,325,397)	(5,836,058)	(9,042,662)	(2,919,832)
Repayment of long-term debt		(317,502)	(585,629)	(369,348)	(278,779)
Payment of cash dividends		(693,296)	(689,129)	(755,037)	(608,742)
Acquisition of treasury stock		—	—	(36,832)	—
Repayment of other long-term liabilities		(49,311)	(60,651)	(38,145)	(43,297)
Others		291,208	(72,749)	(252,807)	255,690

Net cash provided by financing activities		5,679,195	862,098	3,116,582	4,986,560

Effect of exchange rate changes on cash and cash equivalents		10,496	(40,865)	141,536	9,216

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		576,414	(28,699)	55,519	506,115

Net increase (decrease) in cash and cash equivalents		1,400,743	(291,541)	1,197,883	1,229,903
Cash and cash equivalents
Cash and cash equivalent at beginning of the year		2,199,170	2,490,711	1,292,828	1,930,960

Cash and cash equivalent at end of the year (note 3)	~~W~~	3,599,913	2,199,170	2,490,711	$3,160,868

Supplemental cash flow information for the years ended December 31 is as follow:

	2010		2009	2008	2010
	(In millions of Korean Won and thousands of US Dollar)

Cash paid for interest	~~W~~	537,530	487,472	319,224	$471,973
Cash paid for income taxes		763,329	2,266,055	1,028,588	670,234

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.	Consolidated Companies

General descriptions of POSCO, the controlling company, and its controlled subsidiaries (collectively the “Company”), which consist of 37 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. and 76 foreign subsidiaries, whose accounts are included in the consolidated financial statements, and 42 equity-method investees, which are excluded from the consolidation, are as follows:

The Controlling Company

POSCO, the controlling company, is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO operates two plants (Pohang mill and Gwangyang mill), one office in Korea, and eight overseas liaison offices.

As of December 31, 2010, POSCO’s shareholders are as follows:

	Number of	Percentage of
	Shares	Ownership (%)

National Pension Service	4,646,245	5.33
Nippon Steel Corporation (*1)	4,394,712	5.04
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	1,955,836	2.24
Shinhan Financial Croup Co., Ltd. (*2)	1,848,503	2.12
Others	71,860,229	82.42

	87,186,835	100.00

(*1)	American Depository Receipts (ADRs) of Nippon Steel Corporation, each of which represents a 0.25 share of POSCO’s common share and has par value of ~~W~~5,000 per share.

(*2)	Includes number of shares held by its subsidiaries according to the Korean Commercial Code of the Republic of Korea.

As of December 31, 2010, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, London and Tokyo Stock Exchanges.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Consolidated Subsidiaries

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2010:

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

Domestic

POSCO E&C Co., Ltd.	Engineering and construction	36,723,000	32,876,418	—	32,876,418	89.53	—	Pohang

POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	Steel sales and service	18,000,000	17,155,000	—	17,155,000	95.31	—	Seoul

POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	6,000,000	3,412,000	—	3,412,000	56.87	—	Pohang

POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	2,700,000	2,700,000	—	2,700,000	100.00	—	Pohang

POSCO ICT Co., Ltd.	Computer hardware and software distribution	137,034,729	99,403,282	—	99,403,282	72.54	—	Sungnam

POSCO Research Institute	Economic research and consulting	3,800,000	3,800,000	—	3,800,000	100.00	—	Seoul

Seung Kwang Co., Ltd.	Athletic facilities operation	3,945,000	2,737,000	1,208,000	3,945,000	100.00	POSCO E&C (30.62)	Suncheon

POSCO A&C Co., Ltd. (formerly POSCO Architecs Consultants Co., Ltd.)	Architecture and consulting	340,000	340,000	—	340,000	100.00	—	Seoul

POSCO Specialty Steel Co., Ltd.	Specialty steel manufacturing	26,000,000	26,000,000	—	26,000,000	100.00	—	Changwon

POSTECH Venture Capital Corp.	Investment in venture companies	6,000,000	5,700,000	—	5,700,000	95.00	—	Pohang

eNtoB Corporation (*1)	Electronic commerce	3,200,000	1,030,000	966,300	1,996,300	62.38	POSCO E&C and others (30.19)	Seoul

POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Refractories manufacturing and sellings	5,907,000	3,544,200	—	3,544,200	60.00	—	Pohang

POSCO Terminal Co., Ltd.	Transporting and warehousing	5,000,000	2,550,000	—	2,550,000	51.00	—	Gwangyang

Metapolis Co., Ltd.	Construction	10,560,000	—	4,229,280	4,229,280	40.05	POSCO E&C (40.05)	Seoul

POSMATE Co., Ltd. (*2)	Facilities management	714,286	214,286	—	214,286	30.00	—	Seoul

POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)	Packing materials manufacturing	4,164,000	2,034,246	—	2,034,246	48.85	—	Pohang

POSCO Power Corp.	Generation of electricity	46,666,667	40,000,000	—	40,000,000	85.71	—	Seoul

Postech 2006 Energy Fund (*2)	Investment in new technology	570	—	126	126	22.11	POSCO Power (11.58) POSTECH Venture Capital (10.53)	Seoul

PHP Co., Ltd.	Rental houses construction and managemet	400,000	—	400,000	400,000	100.00	POSCO E&C (100.00)	Incheon

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.)	Components manufacturing and sales	5,937,607	2,030,456	1,992,647	4,023,103	67.76	POSCO P&S (33.56)	Cheonan

PNR Co., Ltd.	Steel by-products processing and sales	7,810,980	5,467,686	—	5,467,686	70.00	—	Pohang

Megaasset Co., Ltd.	Real estate rental and sales	2,000,000	—	2,000,000	2,000,000	100.00	POSCO E&C (100.00)	Cheonan

Daewoo Engineering Company	Construction and engneering service	5,000,000	—	4,612,947	4,612,947	92.26	POSCO P&S (92.26)	Sungnam

POSCO FuelCell Co., Ltd.	Generation of electricity	800,000	—	800,000	800,000	100.00	POSCO Power (75.00) POSCO E&C (25.00)	Pohang

POSCO AST Co., Ltd.	Production of diverse stainless steel	4,468,000	4,468,000	—	4,468,000	100.00	—	Ansan

DaiMyung TMS Co., Ltd.	Cold-rolling of stainless steel, nickel alloy	250,080	—	250,080	250,080	100.00	POSCO AST (100.00)	Siheung

POS-HiMetal Co., Ltd.	Ferromanganese manufacturing	10,000,000	6,500,000	—	6,500,000	65.00	—	Gwangyang

POSCO E&E Co., Ltd.	Generation of electricity	3,480,000	3,480,000	—	3,480,000	100.00	—	Seoul

Gwangyang SPFC Co., Ltd. (*1)	Steel manufacturing	2,000,000	—	2,000,000	2,000,000	100.00	POSCO P&S (100.00)	Gwangyang

9Digit Co., Ltd. (*1)	Rare metals and special metals manufacturing	3,620,000	—	3,131,000	3,131,000	86.49	Samjung P&A (86.49)	Incheon

Sungjin Geotec Co., Ltd. (*1)	Industrial machinery manufacturing	39,880,120	12,345,110	4,848,400	17,193,510	43.11	POSCO E&C (12.16)	Ulsan

Postech Early Stage Fund (*1,2)	Financial investment	2,000,000	—	200,000	200,000	10.00	POSTECH Venture Capital Corp. (10.00)	Pohang

POSCO Family Strategy Fund (*1)	Financial investment	28,600,000	20,000,000	8,600,000	28,600,000	100.00	POSCO E&C and others (30.07)	Pohang

Daewoo International Corporation (*1)	Trading, Energy & resource development	101,054,636	68,681,566	—	68,681,566	67.96	—	Seoul

POSCO LED Co., Ltd. (*1)	LED lightning	6,000,000	1,000,000	3,800,000	4,800,000	80.00	POSCO ICT (63.33)	Sungnam

POSCO NST Co., Ltd. (*1)	Steel manufacturing	1,885,000	1,885,000	—	1,885,000	100.00	—	Busan

Pohang SRDC Co.,Ltd. (*1)	Steel manufacturing	2,984,272	—	1,521,979	1,521,979	51.00	POSCO P&S (51.00)	Pohang

Foreign

POSCO America Corporation (POSAM)	Steel trading	376,593	374,532	2,061	376,593	100.00	POSCAN (0.55)	USA

POSCO Australia Pty. Ltd. (POSA)	Steel sellings and mine development	761,775	761,775	—	761,775	100.00	—	Australia

POSCO Canada Ltd. (POSCAN)	Coal trading	1,099,885	—	1,099,885	1,099,885	100.00	POSCO P&S (100.00)	Canada

POSCAN Elkview Coal Ltd.	Mine development	304,061	—	304,061	304,061	100.00	POSCAN (100.00)	Canada

POSCO Asia Co., Ltd. (POA)	Steel intermediate trading	9,360,000	9,360,000	—	9,360,000	100.00	—	China

VSC POSCO Steel Corporation (*3)	Steel manufacturing	—	—	—	—	50.00	POSCO P&S (5.00) POSCO Specialty Steel (10.00)	Vietnam

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

Dalian POSCO — CFM Coated Steel Co., Ltd. (*3)	Coated steel manufacturing	—	—	—	—	85.00	POSCO P&S (15.00) POSCO-China (40.00)	China

POSCO-CTPC Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO P&S (43.40)	China

POSCO-JKPC Co., Ltd.	Steel service center	9,800	—	9,310	9,310	95.00	POSCO-Japan (95.00)	Japan

International Business Center Corporation (*3)	Real estate rental	—	—	—	—	60.00	POSCO E&C (60.00)	Vietnam

POSCO E&C Vietnam Co. Ltd. (formerly, POSLILAMA E&C Co., Ltd.) (*3)	Steel structure fabrication and sales	—	—	—	—	100.00	POSCO E&C (85.71) POSCO P&S (14.29)	Vietnam

Zhangjiagang Pohang Stainless Steel Co., Ltd. (*3)	Stainless steel manufacturing	—	—	—	—	82.48	POSCO-China (23.88)	China

Guangdong Pohang Coated Steel Co., Ltd. (*3)	Coated steel manufacturing	—	—	—	—	95.46	POSCO-China (6.11)	China

POSCO (Thailand) Co., Ltd.	Steel service center	14,857,921	12,721,734	2,136,187	14,857,921	100.00	POSCO P&S (14.38)	Thailand

Myanmar-POSCO Steel Co., Ltd.	Specialty steel manufacturing and sales	19,200	13,440	—	13,440	70.00	—	Myanmar

POSCO-JOPC Co., Ltd.	Steel processing and sellings	4,900	—	2,785	2,785	56.84	POSCO-Japan (56.84)	Japan

POSCO Investment Co., Ltd.	Finance	5,000,000	5,000,000	—	5,000,000	100.00	—	China

POSCO-MKPC SDN. BHD	Steel service center	56,550,200	25,269,900	14,315,238	39,585,138	70.00	POSCO P&S (25.31)	Malaysia

Qingdao Pohang Stainless Steel Co., Ltd. (*3)	Stainless steel manufacturing	—	—	—	—	100.00	Zhangjiagang Pohang Stainless Steel (20.00) POSCO-China (10.00)	China

POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China

POSCO Bio Ventures L.P. (*1,3)	Investment in bio tech ventures	—	—	—	—	100.00	POSAM (100.00)	USA

POSEC-Hawaii Inc.	Construction and sales	24,400	—	24,400	24,400	100.00	POSCO E&C (100.00)	USA

POS-Qingdao Coil Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO P&S (100.00)	China

POS-Ore Pty. Ltd.	Iron ore mining and trading	17,500,001	—	17,500,001	17,500,001	100.00	POSA (100.00)	Australia

POSCO-China Holding Corp. (*3)	Holding company	—	—	—	—	100.00	—	China

POSCO-Japan Co., Ltd.	Steel trading	90,438	90,438	—	90,438	100.00	—	Japan

POS-CD Pty. Ltd.	Coal trading	12,550,000	—	12,550,000	12,550,000	100.00	POSA (100.00)	Australia

POS-GC Pty. Ltd.	Coal trading	11,050,000	—	11,050,000	11,050,000	100.00	POSA (100.00)	Australia

POSCO-India Private Ltd.	Steel manufacturing	450,000,000	450,000,000	—	450,000,000	100.00	—	India

POS-India Pune Steel Processing Centre Pvt. Ltd.	Steel service center	115,057,046	74,787,080	—	74,787,080	65.00	—	India

POSCO-JNPC Co., Ltd.	Steel service center	99,000	—	89,100	89,100	90.00	POSCO-Japan (90.00)	Japan

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

POSCO-Foshan Steel Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POA (24.20) POSCO-China (36.20)	China

POSCO E&C (Beijing) Co., Ltd. (*3)	Construction and engineering	—	—	—	—	100.00	POSCO E&C (100.00)	China

POS-MPC S.A. de C.V. (*3)	Steel service center	—	—	—	—	90.00	POSAM (61.00) Daewoo International (29.00)	Mexico

Zhangjigang Pohang Port Co., Ltd. (*3)	Harbor loading & unloading	—	—	—	—	100.00	ZPSS (75.00) POSCO-China (25.00)	China

Qingdao Pos-metal Co., Ltd. (*1,3)	Distribution center	—	—	—	—	100.00	POA (100.00)	China

POSCO-Vietnam Co., Ltd. (*3)	Cold-rolled steel manufacturing and sales	—	—	—	—	85.00	—	Vietnam

POSCO-Mexico Co., Ltd.	Cold-rolled steel manufacturing and sales	1,541,191,740	1,304,955,672	236,236,068	1,541,191,740	100.00	POSCAN (15.33)	Mexico

POSCO-India Delhi Steel Processing Centre Pvt. Ltd.	Steel service center	55,673,970	42,532,980		42,532,980	76.40	—	India

POSCO-Poland Wroclaw Steel Processing Center Co., Ltd. (*1)	Steel service center	100,000	60,000	—	60,000	60.00	—	Poland

POS-NP Pty. Ltd.	Coal trading	35,000,000	—	35,000,000	35,000,000	100.00	POSA (100.00)	Australia

POSCO-Vietnam Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	86.86	—	Vietnam

POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China

Suzhou POS-CORE Technology Co., Ltd. (*3)	Components manufacturing and sales	—	—	—	—	100.00	POSCO P&S (15.15) POA (15.15) POSCO TMC (69.70)	China

POSCO-JYPC Co., Ltd.	Steel service center	99,000	—	81,550	81,550	82.37	POSCO-Japan (82.37)	Japan

POSCO-Malaysia SDN. BHD. (*4)	Steel service center	123,000,000	98,486,000	16,414,000	114,900,000	93.41	Daewoo International (13.34)	Malaysia

POS-Minerals Corporation	Mine development and operation	100	—	100	100	100.00	POSCAN (85.00) Samjung P&A (15.00)	USA

POSCO (Wuhu) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (31.43)	China

POSCO-Philippine Manila Processing Center Inc. (*3)	Steel service center	—	—	—	—	100.00	POSCO P&S (100.00)	Philippines

POSCO Mexico East Steel Distribution Center Co., Ltd. (*1)	Distribution center	117,627,000	—	77,963,180	77,963,180	66.28	POSCO-Mexico (66.28)	Mexico

POSCO VST Co., Ltd. (*3)	Stainless cold steel manufacturing	—	—	—	—	92.97	—	Vietnam

POSCO Maharashtra Steel Pvt. Ltd. (*1)	Steel service center	1,455,308	1,455,308	—	1,455,308	100.00	—	India

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

POSCO India Chennai Steel Processing Centre Pvt. Ltd. (*1)	Steel service center	58,209,443	58,209,443	—	58,209,443	100.00	—	India

POSCO Turkey Nilufer Processing Center Co., Ltd. (*1)	Steel service center	242,444	242,444	—	242,444	100.00	—	Turkey

POSCO Vietnam Ha Noi Processing Center Co., Ltd. (*1,3)	Steel service center	—	—	—	—	70.00	—	Vietnam

POSCO (Liaoning) Automotive Processing Center Ltd. (*1,3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China

POSCO-Indonesia Jakarta Processing Center, PT (*1)	Steel service center	12,521,722	8,139,119	2,504,344	10,643,463	85.00	Daewoo International (20.00)	Indonesia

POSCO China Dalian Plate Processing Center Ltd. (*1,3)	Steel service center	—	—	—	—	90.00	POSCO-China (10.00)	China

POSCO-NCR Coal Ltd. (*1,3)	Coal trading	—	—	—	—	100.00	POSCAN (100.00)	Canada

POSCO WA Pty. Ltd. (*1)	Iron ore mining and trading	188,752,130	188,752,130	—	188,752,130	100.00	—	Australia

Daewoo International America Corp. (*1)	Trading	555,000	—	555,000	555,000	100.00	Daewoo International (100.00)	USA

Daewoo International Deutschland GmbH (*1,3)	Trading	—	—	—	—	100.00	Daewoo International (100.00)	Germany

Daewoo International Japan Corp. (*1)	Trading	9,600	—	9,600	9,600	100.00	Daewoo International (100.00)	Japan

Daewoo International Singapore Pte. Ltd. (*1,3)	Trading	—	—	—	—	100.00	Daewoo International (100.00)	Singapore

Daewoo Italia S.r.l. (*1)	Trading	2,040,000	—	2,040,000	2,040,000	100.00	Daewoo International (100.00)	Italy

Daewoo Cement (Shandong) Co., Ltd. (*1,3)	Cement manufacturing	—	—	—	—	100.00	Daewoo International (100.00)	China

Daewoo (China) Co., Ltd. (*1,3)	Holding company	—	—	—	—	100.00	Daewoo International (100.00)	China

PT. RISMAR Daewoo Apparel (*1)	Clothes manufacturing and sales	40,000	—	40,000	40,000	100.00	Daewoo International (100.00)	Indonesia

Daewoo Textile Fergana LLC (*1,3)	Spinning and weaving	—	—	—	—	100.00	Daewoo International (100.00)	Uzbekistan

Daewoo Textile Bukhara LLC (*1,3)	Spinning and weaving	—	—	—	—	100.00	Daewoo International (100.00)	Uzbekistan

Daewoo International Australia Holdings Pty. Ltd. (*1)	Energy & Resource development	111,480,911	—	111,480,911	111,480,911	100.00	Daewoo International (100.00)	Australia

Daewoo Paper Manufacturing Co., Ltd. (*1,3)	Paper manufacturing	—	—	—	—	66.50	Daewoo International (33.80) Daewoo-China (32.70)	China

POSCO Mauritius Ltd. (*1,3)	Iron ore mining and trading	—	—	—	—	100.00	POSA (100.00)	Mauritius

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd. (*1,3)	Steel service center	—	—	—	—	100.00	ZPSS (100.00)	China

DAEWOO INT’L MEXICO S.A. de C.V. (*1)	Trading	53,078	—	53,078	53,078	100.00	Daewoo International (100.00)	Mexico

Xenesys Inc. (*1)	Steel service center	1,301,731	385,000	278,000	663,000	50.93	POSCO-Japan (21.36)	Japan

(*1)	These subsidiaries are newly included in the consolidation.

(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of board of directors’ composition and other factors.

(*3)	No shares have been issued in accordance with the local laws and regulations.

Summary of financial information of consolidated subsidiaries as of and for the year ended December 31, 2010 is as follows:

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean Won) (*)

Domestic
POSCO E&C Co., Ltd.	5,187,914	2,659,275	2,528,639	6,237,953	162,939
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	938,696	393,285	545,411	2,062,495	66,841
POSCO Coated Steel Co., Ltd.	503,328	248,265	255,063	1,001,774	4,936
POSCO Plant Engineering Co., Ltd.	191,891	102,890	89,001	439,529	12,356
POSCO ICT Co., Ltd.	628,421	379,214	249,207	840,995	17,501
POSCO Research Institute	27,503	3,615	23,888	23,207	278
Seung Kwang Co., Ltd.	79,903	34,269	45,634	15,567	2,609
POSCO A&C Co., Ltd. (Formerly, POSCO Architects & Consultants Co., Ltd.)	87,968	41,164	46,804	127,835	4,611
POSCO Specialty Steel Co., Ltd.	1,267,956	527,844	740,112	1,543,122	117,005
POSTECH Venture Capital Corp.	36,557	863	35,694	—	128
eNtoB Corporation	66,043	36,745	29,298	603,640	2,504
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	355,865	120,930	234,935	756,053	56,083
POSCO Terminal Co., Ltd.	68,508	8,516	59,992	78,478	14,434
Metapolis Co., Ltd.	626,152	518,914	107,238	170,682	(10,806)
POSMATE Co., Ltd.	93,889	23,690	70,199	98,503	28,194
POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)	291,438	137,164	154,274	524,625	7,949
POSCO Power Corp.	2,546,306	1,705,246	841,060	881,671	42,503
Postech 2006 Energy Fund	26,274	324	25,950	—	(964)
PHP Co., Ltd.	593,758	614,337	(20,579)	1,825	(14,801)
POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.)	140,657	53,952	86,705	189,686	7,512
PNR Co., Ltd.	170,059	151,142	18,917	27,281	(17,973)
Megaasset Co., Ltd.	67,826	58,885	8,941	100,865	4,580

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean Won) (*)

Daewoo Engineering Company	354,797	199,066	155,731	750,599	40,012
POSCO FuelCell Co., Ltd.	13,091	9,337	3,754	4,049	(276)
POSCO AST Co., Ltd.	236,570	132,041	104,529	330,425	7,179
DaiMyung TMS Co., Ltd.	21,692	43,090	(21,398)	15,985	(4,057)
POS-HiMetal Co., Ltd.	85,738	43,296	42,442	—	(6,389)
POSCO E&E Co., Ltd.	17,787	69	17,718	—	416
Gwangyang SPFC Co., Ltd.	10,065	13	10,052	—	52
9digit Co., Ltd.	17,545	10,508	7,037	19,145	1,396
Sungjin Geotec Co., Ltd.	586,335	434,595	151,740	370,625	(11,843)
Postech Early Stage Fund	10,000	—	10,000	—	—
POSCO Family Strategy Fund	28,538	—	28,538	—	(62)
Daewoo International Corporation	4,791,018	3,207,025	1,583,993	15,672,004	122,017
POSCO LED Co., Ltd.	28,591	325	28,266	138	(1,734)
POSCO NST Co., Ltd.	94,543	56,674	37,869	33,164	169
Pohang SRDC Co., Ltd.	14,921	—	14,921	—	—
Foreign
POSCO America Corporation	260,418	139,360	121,058	288,907	(23,596)
POSCO Australia Pty. Ltd.	1,195,886	515,913	679,973	106,475	47,552
POSCO Canada Ltd.	424,570	96,062	328,508	170,421	56,029
POSCAN Elkview Coal Ltd.	66,913	2,130	64,783	—	9,085
POSCO Asia Co., Ltd.	515,340	481,379	33,961	2,335,842	3,064
VSC POSCO Steel Corporation	54,899	35,880	19,019	189,354	5,445
Dalian POSCO — CFM Coated Steel Co., Ltd.	155,703	155,589	114	68,149	(4,932)
POSCO-CTPC Co., Ltd.	77,281	47,763	29,518	149,810	2,398
POSCO-JKPC Co., Ltd.	86,912	70,353	16,559	75,831	2,385
International Business Center Corporation	95,860	55,905	39,955	28,354	13,560
POSCO E&C Vietnam Co., Ltd. (formerly, POSLILAMA E&C Co., Ltd.)	53,600	72,731	(19,131)	72,865	3,688
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1,471,851	838,301	633,550	2,461,020	54,301
Guangdong Pohang Coated Steel Co., Ltd.	183,036	79,330	103,706	250,722	25,547
POSCO (Thailand) Co., Ltd.	163,287	118,332	44,955	224,630	10,117
Myanmar-POSCO Steel Co., Ltd.	21,556	10,245	11,311	24,127	3,481
POSCO-JOPC Co., Ltd.	71,955	68,233	3,722	76,947	766
POSCO Investment Co., Ltd.	680,589	587,339	93,250	—	6,566
POSCO-MKPC SDN. BHD	116,837	69,179	47,658	135,852	3,395
Qingdao Pohang Stainless Steel Co., Ltd.	242,342	124,372	117,970	542,446	7,906
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	219,427	149,199	70,228	352,367	13,688
POSCO Bio Ventures L.P.	20,553	72	20,481	—	(10,536)
POSEC-Hawaii Inc.	1,331	509	822	—	(693)
POS-Qingdao Coil Center Co., Ltd.	60,395	45,576	14,819	149,653	1,058
POS-Ore Pty. Ltd.	105,583	14,579	91,004	118,687	55,028
POSCO-China Holding Corp.	302,623	55,538	247,085	148,503	14,510

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean Won) (*)

POSCO-Japan Co., Ltd.	794,459	675,363	119,096	1,490,633	10,719
POS-CD Pty. Ltd.	69,703	66,119	3,584	15,214	(2,102)
POS-GC Pty. Ltd.	34,031	9,698	24,333	12,476	(488)
POSCO-JNPC Co., Ltd.	153,189	138,864	14,325	179,031	2,499
POS-India Private Ltd.	92,856	181	92,684	—	(21,612)
POSCO-Foshan Steel Processing Center Co., Ltd.	129,474	88,799	40,675	518,268	6,229
POSCO E&C (Beijing) Co., Ltd.	76,377	53,679	22,698	118,167	1,403
POS-MPC S.A. de C.V.	178,641	160,551	18,090	240,277	(2,161)
Zhangjigang Pohang Port Co., Ltd.	26,905	12,502	14,403	5,200	(789)
Qingdao Pos-metal Co., Ltd.	7,092	5,019	2,073	73,408	114
POSCO-Vietnam Co., Ltd.	753,100	619,297	133,803	813,637	(66,251)
POSCO-Mexico Co., Ltd.	441,014	346,865	94,149	302,595	(24,970)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.	92,826	70,928	21,898	113,056	8,919
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	48,413	33,788	14,625	53,941	717
POS-NP Pty. Ltd.	57,687	13,301	44,386	45,032	5,438
POSCO-Vietnam Processing Center Co., Ltd.	58,283	36,039	22,244	85,698	4,419
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	73,258	62,378	10,880	84,385	473
Suzhou POS-CORE Technology Co., Ltd.	56,772	32,854	23,918	89,248	1,593
POSCO-JYPC Co., Ltd.	56,347	53,870	2,477	74,565	(1,222)
POSCO-Malaysia SDN. BHD	78,028	78,170	(142)	125,209	(5,954)
POS-Minerals Corporation	113,105	—	113,105	—	(1,188)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	85,772	63,854	21,918	124,687	2,872
POSCO-Philippine Manila Processing Center Inc.	25,448	15,888	9,560	37,558	1,462
POSCO Mexico East Steel Distribution Center Co., Ltd.	13,872	2,370	11,502	5,547	696
POSCO VST Co., Ltd.	195,191	131,450	63,741	210,656	(8,333)
POSCO Maharashtra Steel Pvt. Ltd.	159,681	79,556	80,125	—	(867)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	78,906	64,492	14,414	52,228	73
POSCO Turkey Nilufer Processing Center Co., Ltd.	37,307	21,919	15,388	3,032	(2,228)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	42,885	36,710	6,175	39,675	(836)
POSCO (Liaoning) Automotive Processing Center Ltd.	75,631	56,670	18,961	45,933	1,416
POSCO-Indonesia Jakarta Processing Center, PT	34,309	27,026	7,283	42,882	1,023
POSCO China Dalian Plate Processing Center Ltd.	55,692	17,056	38,636	—	(3,631)
POSCO-NCR Coal Ltd.	25,063	—	25,063	—	—

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Summary of Financial Information
					Net Income
Subsidiaries	Total Assets	Total Liabilities	Net Assets	Sales	(Loss)
	(In millions of Korean Won) (*)

POSCO WA Pty. Ltd.	212,080	808	211,272	—	(13,096)
Daewoo International America Corp.	224,042	187,747	36,295	675,675	729
Daewoo International Deutschland GmbH	111,227	101,437	9,790	495,921	183
Daewoo International Japan Corp.	157,213	150,178	7,035	623,297	168
Daewoo International Singapore Pte. Ltd.	86,642	82,455	4,187	1,017,681	576
Daewoo Italia S.r.l	99,538	95,826	3,712	223,452	258
Daewoo Cement (Shandong) Co., Ltd.	350,754	245,252	105,502	97,965	(2,633)
Daewoo (China) Co., Ltd.	42,931	6,425	36,506	3,205	(17,448)
PT. RISMAR Daewoo Apparel	15,757	17,416	(1,659)	59,168	(2,830)
Daewoo Textile Fergana LLC	106,719	95,542	11,177	122,998	17,086
Daewoo Textile Bukhara LLC	68,807	50,311	18,496	44,322	1,364
Daewoo International Australia Holdings Pty. Ltd.	132,221	4,947	127,274	379	(995)
Daewoo Paper Manufacturing Co., Ltd.	79,383	69,917	9,466	93,284	(22,118)
POSCO Mauritius Ltd.	21,548	—	21,548	—	—
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	11,841	111	11,730	—	—
DAEWOO INT’L MEXICO S.A. de C.V.	50,298	46,319	3,979	152,650	983
Xenesys Inc.	18,333	2,653	15,680	935	(3,624)

(*)	Total assets, total liabilities and net assets of POSCO’s foreign subsidiaries are translated at the exchange rate at the end of the reporting period, and sales and net income (loss) are translated at the average exchange rate of the reporting period.

Significant Changes in Scope of Consolidation

(a) On September 20, 2010, POSCO acquired 68.15% of the capital shares of Daewoo International Corporation in order to enhance its competitiveness through securing the export capability and to create the synergy effect between POSCO and its subsidiaries. Based on the resolution of the Board of Directors on April 23, 2010, POSCO signed a share purchase agreement with Daewoo International Corporation’s shareholders including Korea Asset Management Corporation on August 30, 2010, and obtained an approval from the Fair Trade Commission Republic of Korea for business acquisition on September 13, 2010. The results of operations of Daewoo International Corporation for the year ended December 31, 2010 are consolidated in their entirety into in each line items of consolidated statement of income as if the acquisition has occurred on January 1, 2010 and the pre-acquisition net earnings are deducted in determining our consolidated net income. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly.

(b) Business information of the investee company:

Investee	Business Information

Daewoo International Corporation	Export and import trade, brokerage, drawing, retail, resource development, distribution and others

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Changes in the related goodwill for the year ended December 31, 2010 are as follows:

	Beginning						Ending
	Balance		Acquisition		Amortization		Balance
	(In millions of won)

Goodwill (*)	~~W~~	—	~~W~~	1,159,977	~~W~~	(14,500)	~~W~~	1,145,477

(*)	Goodwill is calculated as the excess of the acquisition cost of an investment over the Company’s share of the fair value of the identifiable net assets acquired and is amortized using the straight-line method over 20 years.

(c) The summary of historical financial statements of the investee as of September 30, 2010 which is the acquisition date for business combination and as of and for the year ended December 31, 2009 are as follows:

1) Summarized statements of financial position

	September 30,		December 31,
	2010 (*)		2009
	(In millions of won)

Current assets	~~W~~	2,289,376	1,757,421
Non-current assets		2,331,577	2,127,755

Total assets		4,620,953	3,885,176
Current liablities		2,369,955	1,449,598
Non-current liablities		782,773	1,045,847

Total liablities		3,152,728	2,495,445
Total shareholders’ equity		1,468,225	1,389,731

Total liablities and shareholders’ equity	~~W~~	4,620,953	3,885,176

(*)	This financial information was not audited.

2) Summarized statements of income

	For the Nine-Month
	Period Ended		For the Year Ended
	September 30, 2010 (*)		December 31, 2009
	(In millions of won)

Sales	~~W~~	11,577,047	11,147,952
Cost of goods sold		10,919,446	10,390,672

Gross profit		657,601	757,280
Selling and administrative expenses		516,560	585,943

Operating profit		141,041	171,337
Non-operating income, net		(80,451)	7,521
Income before income taxes		60,590	178,858
Income tax expense		37,271	54,244

Net income	~~W~~	23,319	124,614

(*)	This financial information was not audited.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Equity-Method Investees

The following table sets forth certain information with regard to equity-method investees as of December 31, 2010:

		Number of				Percentage of	Percentage of
	Primary	Outstanding	Number of Shares			Ownership	Ownership of
Investees	Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

Domestic

MIDAS Information Technology Co., Ltd.	Engineering	3,402,000	—	866,190	866,190	25.46	POSCO E&C (25.46)	Seoul

Songdo New City Development Inc.	Real estate	4,456,000	—	1,332,344	1,332,344	29.90	POSCO E&C (29.90)	Seoul

Gail International Korea Ltd.	Real estate	285,304	—	85,306	85,306	29.90	POSCO E&C (29.90)	Seoul

SNNC Co., Ltd. (*1)	Material manufacturing	37,000,000	18,130,000	—	18,130,000	49.00	POSCO E&C (29.90)	Gwangyang

Chungju Enterprise City	Construction	8,000,000	—	2,008,000	2,008,000	25.10	POSCO E&C (22.00) POSCO ICT (3.10)	Chungju

Taegisan Wind Power Corporation (*1)	Wind power plant construction and management	5,000,000	—	2,500,000	2,500,000	50.00	POSCO E&C (50.00)	Hoengseong

KOREASOLARPARK Co., Ltd. (*1)	Solar power plant construction and management	2,000,000	—	900,000	900,000	37.50	POSCO E&C (37.50)	Youngam

Cheongna International Business Town Co., Ltd. (*2)	Multiplex development	6,200,000	—	1,151,960	1,151,960	18.58	POSCO E&C (18.58)	Incheon

Garolim Tidal Power Plant Co.,Ltd. (*1)	Generation of electricity	7,230,000	—	2,322,999	2,322,999	32.13	POSCO E&C (32.13)	Seosan

Posco E&C Songdo International Building (*1)	Non-resident building lease	200,000	—	98,000	98,000	49.00	POSCO E&C (49.00)	Seoul

Universal Studio Resort Development Co., Ltd.	Construction	2,663,223	—	582,580	582,580	21.87	POSCO E&C (16.24) POSCO ICT (5.63)	Seoul

Kyobo life insurance Co., Ltd.	Life insurance	20,500,000	—	4,920,000	4,920,000	24.00	Daewoo International Corporation (24.00)	Seoul

Dongbang Special Steel Co., Ltd. (*1)	Steel processing	2,303,746	825,288	—	825,288	35.82	—	Pohang

Foreign

KOBRASCO (*1)	Facilities lease	4,021,438,370	2,010,719,185	—	2,010,719,185	50.00	—	Brazil

USS-POSCO Industries (UPI) (*1,3)	Steel processing	—	—	—	—	50.00	POSAM (50.00)	USA

Poschrome (Proprietary) Limited (*1)	Material manufacturing	86,700	43,350	—	43,350	50.00	—	Republic of South Africa

POS-Hyundai Steel Manufacturing India Private Limited	Steel processing	23,455,600	2,345,558	4,573,842	6,919,400	29.50	POSCO P&S (19.50)	India

POSVINA Co., Ltd. (*1,3)	Steel manufacturing	—	—	—	—	50.00	—	Vietnam

PT POSMI Steel Indonesia (POSMI) (*1)	Steel service center	12,600	1,193	3,579	4,772	37.87	POSCO P&S (28.40)	Indonesia

CAML Resources Pty Ltd. (*1)	Material processing	9,715	—	3,239	3,239	33.40	POSA (33.34)	Australia

Nickel Mining Company SAS (*1)	Material processing	6,601,426	3,234,698	—	3,234,698	49.00	—	New Caledonia

Liaoning Rongyuan Posco Refractories Co., Ltd. (*1,3)	Manufacturing and sellings	—	—	—	—	35.00	POSCO Chemtec (35.00)	China

POSC STEEL Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	20.00

An khan New City Development (*1,3)	Construction	—	—	—	—	50.00	POSCO E&C (50.00)	Vietnam

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
	Primary	Outstanding	Number of Shares			Ownership	Ownership of
Investees	Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location

Henan Tsingpu Ferro Alloy Co., Ltd. (*1,3)	Material processing	—	—	—	—	49.00	ZPSS (49.00)	China

United Spiral Pipe, LLC (USP) (*1,3)	Steel pipe manufacturing and sales	—	—	—	—	35.00	POSAM (35.00)	USA

Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*1,3)	Specialty steel manufacturing	—	—	—	—	34.00	POSCO-China (10.00)	China

BX Steel POSCO Cold Rolled sheet Co., Ltd. (*3)	Steel manufacturing	—	—	—	—	25.00	—	China

POSS-SLPC s.r.o (*1,3)	Steel processing	—	—	—	—	30.00	—	Slovakia

Eureka Moly LLC (*3)	Material processing	—	—	—	—	20.00	POS-Mineral Corporation (20.00)	USA

POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd. (*1,3)	Steel processing	—	—	—	—	30.00	—	China

POSCO SeAH Steel Wire (Nantong) Co., Ltd. (*3)	Steel processing	—	—	—	—	25.00	POSCO-China (25.00)	China

POS-GSFC LLC (formerly, POS-JK LLC) (*1)	Steel processing	14,600,000	—	648,171,993	648,171,993	44.40	POSCO E&C (0.94) POSCO P&S (43.46)	UAE

NCR LLC (*3)	Coal trading	—	—	—	—	20.00	—	Canada

AMCI (WA) Pty. Ltd. (*1)	Iron ore mining and trading	397,493,929	—	194,772,025	194,772,025	49.00	POSCO WA (49.00)	Australia

Shanghai Lansheng Daewoo Corp. (*1,3)	Trading	—	—	—	—	49.00	Daewoo International Corporation (49.00)	China

Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd. (*1,3)	Trading	—	—	—	—	49.00	Daewoo International Corporation (49.00)	China

Hanjung Power Pty Ltd. (*1)	Plywood manufacturing	16,791,045	—	8,227,612	8,227,612	49.00	Daewoo International Corporation (49.00)	Papua New Guinea

Myanmar Korea Timber International Ltd. (*1)	Generation of electricity	600	—	270	270	45.00	Daewoo International Corporation (45.00)	Myanmar

General Medicines Company Ltd. (*1)	Medicine manufacturing	29,400	—	9,702	9,702	33.00	Daewoo International Corporation (33.00)	Sudan

KOREA LNG Ltd.	Gas processing	12,000	—	2,400	2,400	20.00	Daewoo International Corporation (20.00)	Korea

DMSA, AMSA (*2,3)	Energy & Resource development	—	—	—	—	4.00	Daewoo International Corporation (4.00)	Madagascar

(*1)	Although POSCO owns over 30% equity interest in these investees, POSCO is not their largest shareholder, excluding them from consolidation.

(*2)	This investment is accounted for using the equity method because it has 40% of voting rights of the investee to exercise significant influence on the investee although POSCO’s percentage of ownership is below 20%.

(*3)	No shares have been issued in accordance with the local laws and regulations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Subsidiaries Excluded from Scope of Consolidation

Location	Investees	Country	Reason

Domestic	POHANG SPFC CO., LTD.	Korea	Small company
	POSWITH CO., LTD.	Korea	Small company
	BASYS INDUSTRY CO., LTD.	Korea	Small company
	POSTECH BD Newundertaking fund	Korea	Small company
	POSBRO CO., LTD.	Korea	Small company
	POMIC	Korea	Small company
	POSFINE	Korea	Small company
	MAPO HIGH BROAD PARKING CO., LTD.	Korea	Small company
	DAKOS CO., LTD.	Korea	Small company
	POSCALCIUM COMPANY, LTD.	Korea	Small company
	Plant Engineering Service Technology Co., Ltd.	Korea	Small company
	BUSAN E&E CO., LTD.	Korea	Small company
	POREKA CO., LTD.	Korea	Small company
	SONGDO SE CO., LTD.	Korea	Small company
	POS GREEN CO., LTD.	Korea	Small company
	GUNSAN SPFC CO., LTD.	Korea	Small company
	POS ECO HOUSING CO., LTD.	Korea	Small company

Foreign	DAEWOO HANDELS GmbH	Germany	Small company
	POSCO Engineering and Construction-UZ	Russia	Small company
	DAEWOO (M) SDN. BHD.	Malaysia	Small company
	DAEWOO INTERNATIONAL CORPORATION (M) SDN BHD	Malaysia	Small company
	POSCO E&C SMART	Mexico	Small company
	POSCO MEXICO HUMAN TECH	Mexico	Small company
	DWEMEX, S.A. DE C.V.	Mexico	Small company
	POS MPC Servicios de C.V.	Mexico	Small company
	POSCO-AAPC	U.S.A.	Small company
	PGSF LLC	U.S.A.	Small company
	TECHREN Solar LLC	U.S.A.	Small company
	MYANMAR DAEWOO LTD.	Myanmar	Small company
	MYANMAR DAEWOO INT’L LTD.	Myanmar	Small company
	POSCO E&C Venezuela C.A	Venezuela	Small company
	POSCO SS VINA	Vietnam
	DAEWOO STC & APPAREL VIETNAM LTD.	Vietnam	Small company
	GEZIRA TANNERY CO., LTD.	Sudan	Small company
	Europe Steel Distribution Center (POS-ESDC, Logistics, Trading and Investment d.o.o)	Slovenia	Small company
	POSCO South East Asia Pte. Ltd.	Singapore	Small company
	DAEWOO EL SALVADOR S.A. DE C.V.	El Salvador	Small company
	VECTUS LIMITED	UK	Small company
	POSCO-URUGUAY S.A.	Uruguay	Small company
	DAEWOO ENERGY CENTRAL ASIA	Uzbekistan	Small company
	POSCO E&C India Private Ltd.	India	Small company
	POSCORE-INDIA	India	Small company
	POSCO-ISDC	India	Small company
	DAEWOO INTERNATIONAL INDIA PRIVATE LTD.	India	Small company
	POSCO Foundation	India	Small company

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Location	Investees	Country	Reason

Foreign	PT. POSNESIA	Indonesia	Small company
	PT. MRI	Indonesia	Small company
	PT. DEC Indonesia	Indonesia	Small company
	PT. KRAKATAU POSCO	Indonesia	Small company
	PT. POSCO E&C INDONESIA	Indonesia	Small company
	Dalian Poscon Dongbang Automatic Co., Ltd.	China	Small company
	San Pu Trading Co., Ltd.	China	Small company
	Zhangjiagang BLZ Pohang International Trading Co., Ltd.	China	Small company
	POSCO ICT-CHINA	China	Small company
	POSCO-CYPC	China	Small company
	Tianjin Daewoo Paper Manufacturing Co., Ltd.	China	Small company
	Daewoo Int’l Guangzhou Corp.	China	Small company
	DAEWOO INTERNATIONAL SHANGHAI CO., LTD.	China	Small company
	ZEUS (Cayman)	Cayman Islands	Small company
	DAYTEK ELECTRONICS CORP.	Canada	Small company
	DAEWOO CANADA LTD.	Canada	Small company
	POSCO South Asia	Thailand	Small company
	POSCO Australia GP Pty. Limited	Australia	Small company
	Hume Coal Pty. Ltd.	Australia	Small company
	POSCO Gulf Logistics LLC	UAE	Small company

The above investees are accounted for using cost method in the consolidated financial statements.

Changes in Scope of Consolidation in 2010

Investees	Location	Reason

eNtoB Corporation	Seoul	The Company’s ownership exceeded 50% through additional increase in paid in capital in 2010.
Gwangyang SPFC Co., Ltd.	Gwangyang	The Company made investments to establish.
9digit Co., Ltd.	Incheon	The Company newly acquired more than 50% of interest related to this investment in 2010.
Sungjin Geotec Co., Ltd.	Ulsan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Postech Early Stage Fund	Pohang	The Company made investments to establish.
POSCO Family Strategy Fund	Pohang	The Company made investments to establish.
Daewoo International Corporation	Seoul	The Company newly acquired more than 50% of interest related to this investment in 2010.
POSCO LED Co., Ltd.	Seongnam	The Company made investments to establish.
POSCO NST Co., Ltd.	Busan	The Company made investments to establish.
Pohang SRDC Co., Ltd.	Pohang	The Company made investments to establish.
POSCO Bio Ventures L.P.	U.S.A.	It was classfied from equity investees to subsidiaries due to changes in control structures.
Qingdao Pos-metal Co., Ltd.	China	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	Poland	The Company’s ownership exceeded 50% through additional increase in paid in capital in 2010.
POSCO Mexico East Steel Distribution Center Co., Ltd.	Mexico	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.
POSCO Maharashtra Steel Pvt. Ltd.	India	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Investees	Location	Reason

POSCO India Chennai Steel Processing Centre Pvt. Ltd.	India	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.
POSCO Turkey Nilufer Processing Center Co., Ltd.	Turkey	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Vietnam	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.
POSCO (Liaoning) Automotive Processing Center Ltd.	China	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.
POSCO-Indonesia Jakarta Processing Center, PT	Indonesia	Total assets exceeded ~~W~~10,000 million as of December 31, 2009.
POSCO China Dalian Plate Processing Center Ltd.	China	The Company made investments to establish.
POSCO-NCR Coal Ltd.	Canada	The Company made investments to establish.
POSCO WA Pty. Ltd.	Australia	The Company made investments to establish.
Daewoo International America Corp.	U.S.A.	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Deutschland GmbH	Germany	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Japan Corp.	Japan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Singapore Pte. Ltd.	Singapore	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Italia S.r.l	Italy	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Cement (Shandong) Co., Ltd.	China	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo (China) Co., Ltd.	China	The Company newly acquired more than 50% of interest related to this investment in 2010.
PT. RISMAR Daewoo Apparel	Indonesia	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Textile Fergana LLC	Uzbekistan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Textile Bukhara LLC	Uzbekistan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Australia Holdings Pty. Ltd.	Australia	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Paper Manufacturing Co., Ltd.	China	The Company newly acquired more than 50% of interest related to this investment in 2010.
POSCO Mauritius Ltd.	Mauritius	The Company made investments to establish.
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	China	The Company made investments to establish.
DAEWOO INT’L MEXICO S.A. de C.V.	Mexico	The Company newly acquired more than 50% of interest related to this investment in 2010.
Xenesys Inc.	Japan	The Company newly acquired more than 50% of interest related to this investment in 2010.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The total assets, shareholders’ equity, sales, and net income of the consolidated financial statements as of and for the year ended December 31, 2010, increased by ~~W~~8,036,337 million, ~~W~~2,788,430 million, ~~W~~20,626,294 million, and ~~W~~57,043 million, respectively due to the changes in scope of consolidation.

Subsidiaries Excluded from the Consolidated Financial Statements in 2010

Investees	Location	Reason

POSCON Co., Ltd.	Pohang	Merged with POSCO ICT Co., Ltd.
POSCO Machinery Co., Ltd.	Gwangyang	Merged with POSCO Plant Engineering Co., Ltd.
Universal Studio Resort Development Co., Ltd.	Seoul	Decrease of percentage of shareholding
Zhangjiagang Posha Steel Port Co., Ltd.	China	Disposal of shares
POSCO E&C (Zhangjiagang) Co., Ltd.	China	Merged with POSCO E&C (Beijing) Co., Ltd.
&TV Communications	U.S.A.	Disposal of shares

The Effect from Adjustment of Accounting Policy in Consolidated Subsidiaries

The effects to the financial statements of consolidated subsidiaries resulting from the application of accounting principles and estimates of the controlling company to its subsidiaries as of and for the years ended December 31, 2010 and 2009 are as follows:

	2010
	Net Assets				Net Assets
	before				after
Investees	Adjustment		Adjustment		Adjustment
	(In millions of Korean Won)

POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	~~W~~	545,411	~~W~~	(552)	~~W~~	544,859
POSCO Coated Steel Co., Ltd.		255,063		(54,514)		200,549
POSCO ICT Co., Ltd.		249,207		(37,577)		211,630
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		234,935		6,618		241,553
POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)		154,274		4,677		158,951
POSCO Power Corp.		841,060		(68,027)		773,033
PHP Co., Ltd.		(20,579)		(26,398)		(46,977)
POSCO Asia Co., Ltd.		33,961		(4,497)		29,464
Zhangjiagang Pohang Stainless Steel Co., Ltd.		633,550		(86,440)		547,110
POSCO Investment Co., Ltd.		93,250		(6,571)		86,679
Qingdao Pohang Stainless Steel Co., Ltd.		117,970		(14,552)		103,418
POSCO-Japan Co., Ltd.		119,096		(5,403)		113,693
POSCO-Vietnam Co., Ltd.		133,803		(7,623)		126,180
POSCO-Mexico Co., Ltd.		94,149		(15,248)		78,901

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	2009
	Net Assets		Net Assets
	before		after
Investees	Adjustment	Adjustment	Adjustment
	(In millions of Korean Won)

POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	475,802	(576)	475,226
POSCON Co., Ltd.	185,718	2,333	188,051
POSCO Coated Steel Co., Ltd.	250,219	(48,974)	201,245
POSCO ICT Co., Ltd.	51,672	(32,970)	18,702
POSCO Asia Co., Ltd.	31,723	(1,453)	30,270
Zhangjiagang Pohang Stainless Steel Co., Ltd.	573,888	(76,220)	497,668
POSCO Investment Co., Ltd.	88,296	(4,601)	83,695
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	183,082	5,098	188,180
Qingdao Pohang Stainless Steel Co., Ltd.	109,070	(12,441)	96,629
POS-Qingdao Coil Center Co., Ltd.	13,595	(59)	13,536
POSCO-Japan Co., Ltd.	97,213	(4,099)	93,114
POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)	68,616	4,598	73,214
POSCO Power Corp.	615,014	(19,147)	595,867
PHP Co., Ltd.	(5,778)	(27,081)	(32,859)
POSCO-Vietnam Co., Ltd.	213,834	(9,440)	204,394
POSCO-Mexico Co., Ltd.	103,629	(16,172)	87,457

2.	Basis of Presenting Consolidated Financial Statements and Summary of Significant Accounting Policies

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Cash and cash equivalents

The Company considers short-term deposits with maturities of three months or less on the acquisition date to be cash equivalents. Government grants received before the grants are used for specific purposes from third parties are presented as a reduction of cash and cash equivalents.

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

Revenue from services provided is recognized based on the percentage of completion method when the amount of revenue, the costs incurred, the costs to complete and stage of completion at the end of reporting period can be reliably measured, and it is probable that future economic benefits will flow into the Company.

Revenue from construction contracts are recognized in proportion to the percentage of completion when the outcome of the contract can be reliably measured. The percentage of completion is assessed by reference to costs incurred for work performed to date to the estimated total contract costs or surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in the consolidated statement of income.

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

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

Natural resources exploration investments

Investment in exploration and development, including the Myanmar mining site, of natural resources such as natural gas and mineral reserves are initially accounted for at cost as part of non-current investment in the statement of financial position. When the reserves are proved to have commercially producible quantities of reserves, the exploration investment account is transferred to mining rights as an intangible asset and is amortized over its expected period of commercial production.

Borrowings that are directly attributable to exploration investments are initially accounted for as part of long-term withholdings. When the reserves are proved to have commercially producible quantities of reserves, the Company transfers such borrowings to long-term debt and recognizes the cumulative interest expense and gain and loss on translation of foreign currency from the date when such borrowings were first obtained up to the date when the reserve were proved. Conversely, in case of a failure in commercial production, the Company deducts such borrowings from the amount of exploration investment and recognizes any remaining balance as a loss in the current period.

Property, plant and equipment

Property, plant and equipment are stated at cost except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Assets acquired by investment in kind or gift are stated at its fair value.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated Useful Live

Buildings and structures	5-60 years
Machinery and equipment	2-25 years
Vehicles	2-10 years
Tools	2-10 years
Furniture and fixtures	2-10 years
Capital lease asset (*)	2-18 years

(*)	Capital lease asset is depreciated over the shorter of the lease term or the estimated useful lives of the asset

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

Estimated Useful Live

Goodwill	5-20 years
Negative goodwill	5-10 years
Intellectual property rights	5-10 years
Research and development cost (*1)	3-10 years
Port facilities usage rights (*2)	1-75 years
Long-term electricity supply contract rights (*3)	9-15 years
Other intangible assets	2-25 years

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(*1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(*2)	As of December 31, 2010, port facilities usage rights are related to the quay and inventory yard donated by POSCO in April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan.

(*3)	The Company recognized the electricity supply contract initially at fair value as an identifiable intangible asset when the Company acquired POSCO Power Corp. The electricity supply contract which was related to the existing agreement of supplying electric power to Korea Electric Power Corporation met the criteria of recognizing identifiable intangible assets at acquisition date.

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
December 31, 2010 and 2009

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
December 31, 2010 and 2009

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

Elimination of the investments of investing company and the shareholders’ equity of the investees

In eliminating the investment of the investing company and the shareholders’ equity of the investee, the portion of the investee’s stockholders’ equity that belongs to non-controlling interest is separately presented. The elimination of the investments of the investing company and the stockholders’ equity of the investees are recorded as of the date of acquisition of controlling interest. The nearest closing date from acquisition of controlling interest is deemed to be acquisition date when acquisition date of interest of subsidiaries is different from closing date of subsidiaries.

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
December 31, 2010 and 2009

from the average gross profit ratio, the actual gross profit ratio of the concerned transaction is used.

(b)	Elimination of unrealized gains and losses

Unrealized gains or losses arising from downstream intercompany transactions are fully eliminated and it is attributed to the Company’s investment. Unrealized gains or losses arising from upstream transactions are fully eliminated and it is attributed to the Company’s investment proportionately to the equity interest of the company and non-controlling interest.

Translation of foreign subsidiary’s financial statements

In translation of subsidiary’s financial statements denominated in foreign currencies, the statement of financial position items are translated at the exchange rates in effect at the end of the reporting period (but, historical exchange rates should be used for the equity items) and the profit and loss items are translated at the current year’s average exchange rates. Differences arising in translation should be treated as translation gain or loss from foreign operation and it is proportionately attributed to the company’s equity interest, recorded in accumulated other comprehensive income (loss), and non-controlling interest by equity interest owned. For the cash flow statement items, the beginning cash balances are translated at the exchange rates in effect at the end of the reporting period in prior year, the ending cash balances are translated at the end of the reporting period in current year and the other items are translated at the current year’s average exchange rates. Differences arising when translating the cash flow items are presented as effect of changes in exchange rate on cash and cash equivalents in the face of the consolidated statements of cash flows in translation should be treated as gain or loss on foreign currency translation.

US Dollar Convenience Translation

The December 31, 2010 consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of ~~W~~1,138.9 to US$1, at the Seoul Money Brokerage Services, Ltd., buying exchange rate in effect on December 31, 2010, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

Financial Reporting after 2010

The Company has decided to report its financial statements using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board after December 31, 2010 and the Company will discontinue the use of Korean GAAP financial reporting. Consequently, the Company’s 2010 consolidated financial statements under IFRS may be materially different than the accompanying 2010 Korean GAAP consolidated financial statements.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

3.	Cash, Cash Equivalents and Financial Instruments

Cash, cash equivalents and short-term and long-term financial instruments as of December 31, 2010 and 2009 are as follows:

	Annual Interest Rate (%)	2010		2009
	(In millions of Korean Won)

Cash and cash equivalents
Cash on hand and bank deposits	0.00 ~ 3.00	~~W~~	592,588	165,307
Checking accounts	0.00 ~ 1.00		39,874	7,427
Corporate bank deposits	0.20 ~ 5.00		666,854	417,390
Time deposits	2.64 ~ 4.83		571,874	529,564
Time deposits in foreign currency and others	0.00 ~ 3.20		613,449	382,904
Maintained by overseas affiliates	0.00 ~ 13.40		1,115,274	696,578

			3,599,913	2,199,170
Less : Government grants			(1,091)	(2,439)

		~~W~~	3,598,822	2,196,731

Short-term financial instruments
Time deposits	0.50 ~ 4.96	~~W~~	2,476,855	2,962,298
Specified money in trust	—		61,791	71,193
Certificates of deposit	3.01 ~ 4.80		247,600	2,405,500
Others	0.10 ~ 1.40		111,739	342,643
Maintained by overseas affiliates	0.00 ~ 14.00		56,366	38,813

		~~W~~	2,954,351	5,820,447

Long-term financial instruments
Installment accounts	0.50 ~ 5.08	~~W~~	20,748	18,522
Guarantee deposits for opening accounts	0.00 ~ 1.00		96	112
Maintained by overseas affiliates	0.36 ~ 1.44		1,904	—

			22,748	18,634

The financial assets pledged as collateral include short-term financial instruments amounting to ~~W~~28,811 million and ~~W~~22,343 million as of December 31, 2010 and 2009, respectively, in relation to performance guarantee deposits, short-term borrowings, long-term debts and others; short-term financial instruments amounting to ~~W~~14,101 million and ~~W~~10,667 million as of December 31, 2010 and 2009, respectively, in relation to government-appropriated projects; and long-term financial instruments amounting to ~~W~~96 million and ~~W~~112 million as of December 31, 2010 and 2009, respectively, in relation to maintaining deposits for opening checking accounts.

4.	Trading Securities

Trading securities as of December 31, 2010 and 2009 are as follows:

	2010				2009
	Acquisition Cost		Fair Value	Book Value	Book Value
	(In millions of Korean Won)

Beneficiary certificates and others	~~W~~	182,071	183,953	183,953	505,811

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

5.	Accounts and Notes Receivable and Others

(a) Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Trade accounts and notes receivable	~~W~~	8,236,522	5,344,442
Less: Allowance for doubtful accounts		(234,596)	(199,318)
Less: Present value discount		(6,277)	(102)

	~~W~~	7,995,649	5,145,022

Other accounts and notes receivable	~~W~~	738,184	470,701
Less: Allowance for doubtful accounts		(53,115)	(23,008)

		685,069	447,693

Long-term trade accounts and notes receivable	~~W~~	17,033	23,142
Less: Allowance for doubtful accounts		(3,982)	(6,250)
Less: Present value discount		(422)	(1,207)

		12,629	15,685

Long-term loans receivable	~~W~~	172,103	125,029
Less: Allowance for doubtful accounts		(31,657)	(21,395)
Less: Present value discount		—	(27)

		140,446	103,607

(b) Accounts stated at present value under long-term deferred payment term and others as of December 31, 2010 are as follows:

			Present Value			Discount Rate
	Face Value		Discount	Book Value	Maturity	(%)
	(In millions of Korean Won)

Long-term loans receivable KwangYang Enterprise Co., Ltd.	~~W~~	209	11	198	2012	7.1

	~~W~~	209	11	198

Long-term trade accounts and notes receivable
Essar Project (*)	~~W~~	81,173	5,918	75,255	2012	7.9
Others		13,857	780	13,077	2012 ~ 2016	5.2 ~ 5.9

	~~W~~	95,030	6,698	88,332

(*)	Discount at present value incurred from restructured receivables under work-out plans is presented as allowance for doubtful accounts.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(c) Valuation and qualifying accounts for allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008 are as follows:

			Additions
	Balance at		Charged to		Change in				Balance at
	Beginning of		Costs and		Scope of				the End of
Description	Period		Expenses		Consolidation		Deductions (*)		Period
	(In millions of Korean Won)

Year ended December 31, 2010:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts	~~W~~	284,895	~~W~~	87,768	~~W~~	86,214	~~W~~	73,420	~~W~~	385,457
Year ended December 31, 2009:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		340,325		45,538		2,808		103,776		284,895
Year ended December 31, 2008:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		341,766		28,186		1,072		30,699		340,325

6.	Inventories

Inventories as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Finished goods	~~W~~	2,087,784	877,850
By-products		31,034	28,756
Semi-finished goods		2,279,766	1,585,425
Raw materials		2,503,040	1,124,060
Fuel and materials		721,266	566,344
Materials-in-transit		2,212,928	1,036,108
Others		56,315	11,186

		9,892,133	5,229,729
Less: Provision for valuation loss		(88,680)	(76,890)

	~~W~~	9,803,453	5,152,839

Loss on valuation of inventories for the years ended December 31, 2010 and 2009 amounted to ~~W~~88,680 million and ~~W~~76,890 million, respectively.

7.	Investment Securities

Investment securities, net of current portion, as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Available-for-sale securities	~~W~~	6,546,061	5,292,591
Held-to-maturity securities		36,161	91,792
Equity-method investments		2,735,483	827,583

	~~W~~	9,317,705	6,211,966

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Available-for-sale Securities

(a) Available for sale securities as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Current portion of available-for-sale securities
Investments in bonds	~~W~~	42,909	35,746

Available-for-sale securities
Marketable equity securities		4,944,184	3,973,531
Non-marketable equity securities		1,547,524	1,174,866
Investments in bonds		8,025	120,048
Equity investments		46,328	24,146

		6,546,061	5,292,591

	~~W~~	6,588,970	5,328,337

(b) Investments in marketable equity securities as of December 31, 2010 and 2009 are as follows:

	2010								2009
	Number of	Ownership	Acquisition		Fair		Book		Book
Company	Shares	(%)	Cost		Value		Value (*1)		Value
	(In millions of Korean Won)

SK Telecom Co., Ltd. (*1)	4,452,057	5.51	~~W~~	1,236,858	~~W~~	809,280	~~W~~	809,280	~~W~~	743,845
Hana Financial Group Inc.	4,663,776	2.20		29,998		201,942		201,942		153,438
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506		654,311		654,311		256,260
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		3,433		3,433		2,575
HI Steel Co., Ltd.	135,357	9.95		1,609		2,132		2,132		1,895
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		4,133		4,133		5,419
Dong Yang Steel Pipe Co., Ltd.	1,564,250	1.92		3,911		1,893		1,893		1,877
Shinhan Financial Group Inc.	4,369,881	0.92		228,778		231,167		231,167		188,779
SeAH Steel Corp.	610,103	10.17		18,792		31,664		31,664		22,055
Union Steel Co., Ltd.	1,005,000	9.80		40,212		29,095		29,095		22,110
Hanjin Shipping Co., Ltd.	65,132	0.08		2,538		2,508		2,508		1,185
Hanjin Shipping Holdings Co., Ltd.	11,033	0.03		298		203		203		151
KB Financial Group Inc.	13,115,837	3.39		574,524		786,950		786,950		783,015
LG U+ (Formerly, LG Powercom Corporation)	4,452,812	0.86		37,804		31,927		31,927		36,793
OCI Company Ltd.	3,404	—		149		1,123		1,123		744
Korea Semiconductor System Co., Ltd.	281,924	5.25		529		1,073		1,073		671
Aromasoft Corp Co., Ltd.	150,000	1.54		143		156		156		603
i-Components Co., Ltd	—	—		—		—		—		277
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999		24,024		24,024		—
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		972,351		972,351		1,128,734
Thainox Stainless Public Company Limited	1,200,000,000	15.39		42,301		70,724		70,724		67,658
Macarthur Coal Limited	21,215,700	7.25		420,805		314,446		314,446		249,431
PT.Krakatau Steel	236,625,000	1.50		25,385		35,948		35,948		—
Murchison Metals Ltd.	60,567,000	13.91		53,120		89,164		89,164		132,139
Cockatoo Coal Ltd.	134,807,307	13.27		59,644		82,731		82,731		33,389
Sandfire Resources NL	23,696,338	16.68		43,250		222,526		222,526		73,598
Jupiter Mines Limited (*2)	327,210,775	20.28		77,694		287,952		287,952		9,531
Silicon Motion Technology Corp.	136,925	0.42		3,052		663		663		545
FuelCell Energy, Inc.	10,786,418	9.55		57,156		28,378		28,378		47,354
Others	—	—		34,534		22,287		22,287		9,460

			~~W~~	4,087,212	~~W~~	4,944,184	~~W~~	4,944,184	~~W~~	3,973,531

(*1)	Certain portion of those investments has been pledged as collateral. (note 11)

(*2)	This investment was not accounted for using the equity method since the percentage of its shares temporarily exceeded 20% in the process of changing shareholders.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(c) Investments in non-marketable equity securities as of December 31, 2010 and 2009 are as follows:

	2010						2009
	Number of	Ownership	Acquisition		Book		Book
Company	Shares	(% )	Cost		Value		Value
	(In millions of Korean Won)

Dongbu Metal Co., Ltd.	3,000,000	10.00	~~W~~	98,242	~~W~~	98,242	~~W~~	—
Busan Gimhae Light Rail Transit Co., Ltd. (*1,2)	9,160,000	25.00		45,800		75,405		76,294
Korea Delphai Automotive Systems Corporation (*1)	1,835,520	7.70		9,178		45,431		50,805
TK Chemical Corporation (*1)	8,000,000	10.00		14,818		38,496		14,818
Sinbundang Railroad Co., Ltd. (*1)	2,061,000	5.00		10,305		17,655		17,500
Seoul Metro Line9 Corpation	4,090,985	12.25		20,455		20,455		30,444
U-Space Co., Ltd.	140,000	10.00		14,000		14,000		14,000
POSFINE Co., Ltd. (*3)	2,700,000	70.00		13,500		13,500		6,750
Dream Hub PFV Co., Ltd.	2,400,000	1.20		12,000		12,000		12,000
ENK Co., Ltd.	500,000	8.40		10,000		10,000		10,000
Busan E&E Co., Ltd. (*3)	1,917,300	70.00		9,587		9,587		—
SAMWON STEEL Co., Ltd	1,786,000	19.00		8,930		8,930		8,930
Eco-Town	1,596,000	19.00		7,980		7,980		7,980
Gunsan SFC Co., Ltd. (*3)	300,000	100.00		15,036		14,854		—
Poongsan Special Metal Corporation	315,790	5.00		7,657		7,657		7,657
POS Eco Housing (*3)	1,178,651	85.25		5,893		5,893		5,893
Nacional Minerios S.A. (*1)	30,784,625	6.48		668,635		534,734		535,357
The siam united steel (*1)	11,071,000	12.30		34,658		69,013		65,135
Minas de Revuboe Ltd. (*4)	—	7.80		21,548		21,548		21,548
POSCO-CYPC (*3,4)	—	100		16,100		16,100		—
ACM Corporation	132	10.20		8,097		8,097		8,097
Asia Special Steel Co., Ltd.	27	18.00		7,781		7,781		4,063
Hume Coal Pty Ltd. (*3,4)	—	70.00		58,116		58,116		—
Elkview mine (*4)	—	2.50		33,659		33,659		32,723
POSCO-URUGUAY S.A. (*3)	98,261,497	98.00		5,874		5,874		—
POSCO SS-VINA Co., Ltd. (*3,4)	—	100.00		41,277		39,514		—
POSCO AAPC LLC (*4)	—	68.00		10,284		10,284		—
POSCO Maharashtra Steel Private Limited (*5)	—	—		—		—		63,872
Others	—	—		446,145		342,719		181,000

			~~W~~	1,655,555	~~W~~	1,547,524	~~W~~	1,174,866

(*1)	The fair values of those investments were based on the valuation report of a public rating services company. Other non-marketable investments are recorded at cost since fair value cannot be reliably measured.

(*2)	This investment was not accounted for using the equity method since it is established pursuant to Private Finance Law related to social infrastructure capital and the Company does not have ability to exercise significant influence on the investee.

(*3)	Those investments were not accounted for using the equity method as their total assets are less than ~~W~~10 billion as of December 31, 2009 and they are also small-sized entities or in the middle of establishment as of December 31, 2010.

(*4)	No shares have been issued in accordance with the local laws or regulations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(*5)	This investment was reclassified to equity-method investments from available-for-sale securities since its total assets are greater than ~~W~~10 billion as of December 31, 2009.

(d) Available-for-sale securities are stated at fair value, and the difference between the acquisition cost and fair value is accounted for in accumulated other comprehensive income. The movements of such differences for the years ended December 31, 2010 and 2009 are as follows:

	2010						2009
	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balanc
	(In millions of Korean Won)

SK Telecom Co., Ltd.	~~W~~	(373,374)	~~W~~	39,862	~~W~~	(333,512)	~~W~~	(247,137)	~~W~~	(126,237)	~~W~~	(373,374)

Hana Financial Group Inc.		96,283		37,833		134,116		47,537		48,746		96,283

Hyundai Heavy Industries Co., Ltd.		(68,052)		310,480		242,428		(38,098)		(29,954)		(68,052)

Hanil Iron & Steel Co., Ltd.		(46)		842		796		(809)		763		(46)

HI Steel Co., Ltd.		223		185		408		123		100		223

Munbae Steel Co., Ltd.		1,258		(832)		426		90		1,168		1,258

Dong Yang Steel Pipe Co., Ltd.		(1,586)		12		(1,574)		(1,958)		372		(1,586)

Korea Line Corp.		—		—		—		4,898		(4,898)		—

Shinhan Financial Group Inc.		(31,199)		33,062		1,863		(82,790)		51,591		(31,199)

SeAH Steel Corp.		2,545		7,495		10,040		3,664		(1,119)		2,545

Union Steel Co., Ltd.		(14,119)		5,447		(8,672)		(20,077)		5,958		(14,119)

Hanjin Shipping Co., Ltd.		(1,036)		1,012		(24)		(1,105)		69		(1,036)

Hanjin Shipping Holdings Co., Ltd.		10		(83)		(73)		—		10		10

KB Financial Group Inc.		162,624		3,068		165,692		(13,843)		176,467		162,624

LG U+ (Formerly, LG Powercom Corporation)		—		(2,751)		(2,751)		(161,460)		161,460		—

Nippon Steel Corporation		319,107		(121,979)		197,128		190,214		128,893		319,107

Thainox Stainless Public Company Limited		19,779		2,391		22,170		(1,562)		21,341		19,779

Macarthur Coal Limited		(58,179)		50,711		(7,468)		(209,113)		150,934		(58,179)

The Siam United Steel		23,771		3,026		26,797		18,493		5,278		23,771

Nacional Minerios S.A.		(103,957)		(485)		(104,442)		—		(103,957)		(103,957)

Sandfire Resources NL		39,643		121,668		161,311		(4,450)		44,093		39,643

Others		73,758		54,024		127,782		21,824		51,934		73,758

	~~W~~	87,453	~~W~~	544,988	~~W~~	632,441	~~W~~	(495,559)	~~W~~	583,012	~~W~~	87,453

(e) Investments in bonds as of December 31, 2010 and 2009 are as follows:

	2010					2009
				Book		Book
	Maturity	Acquisition Cost		Value		Value
	(In millions of Korean Won)

Government bonds	Less than 1 year	~~W~~	537	~~W~~	537	~~W~~	568
	1-5 years		607		607		4,414
Corporate debt securities	Less than 1 year		38,081		42,371		35,178
	1-5 years		7,550		6,550		115,634
	Over than 5 years		861		869		—

			47,636		50,934		155,794
Less: Current portion			(38,619)		(42,909)		(35,746)

		~~W~~	9,017	~~W~~	8,025	~~W~~	120,048

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(f) Equity investments as of December 31, 2010 and 2009 are as follows:

	2010				2009
			Book		Book
	Acquisition Cost		Value		Value
	(In millions of Korean Won)

Construction Guarantee	~~W~~	16,268	~~W~~	19,127	~~W~~	17,876
Others		39,311		27,201		6,270

	~~W~~	55,579	~~W~~	46,328	~~W~~	24,146

(g) Details of gross unrealized gains and losses on available-for-sale securities for the years ended December 31, 2010 and 2009 are as follows:

	2010								2009
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost (*)		Gains		Losses		Value		Cost (*)		Gains		Losses		Value
	(In millions of Korean Won)

Debt Securities:

Government and municipal bonds	~~W~~	1,144	~~W~~	—	~~W~~	—	~~W~~	1,144	~~W~~	5,504	~~W~~	—	~~W~~	522	~~W~~	4,982

Other bonds		46,492		3,298		—		49,790		151,445		—		633		150,812

		47,636		3,298		—		50,934		156,949		—		1,155		155,794

Equity Securities:

Marketable equity securities		3,990,427		1,455,519		(501,762)		4,944,184		3,744,085		948,334		(718,888)		3,973,531

Non-marketable equity securities		1,575,349		133,146		(160,970)		1,547,525		1,179,887		137,002		(142,023)		1,174,866

Investment in capital		55,579		—		(9,251)		46,327		21,003		3,143		—		24,146

		5,621,355		1,588,665		(671,983)		6,538,036		4,944,975		1,088,479		(860,911)		5,172,543

	~~W~~	5,668,991	~~W~~	1,591,963	~~W~~	(671,983)	~~W~~	6,588,970	~~W~~	5,101,924	~~W~~	1,088,479	~~W~~	(859,756)	~~W~~	5,328,337

(*)	Acquisition cost less impairment loss

For the years ended December 31, 2010, 2009 and 2008, proceeds from sales of available-for-sale securities amounted to ~~W~~316,840 million, ~~W~~201,395 million and ~~W~~26,752 million, respectively. Gross realized gains and losses amounted to ~~W~~160 million and ~~W~~72,668 million, respectively, for the years ended December 31, 2010 and 2009.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Held-to-maturity Securities

(a) Held-to-maturity securities as of December 31, 2010 and 2009 are as follows:

	2010					2009
		Acquisition		Book		Book
	Maturity	Cost		Value		Value
	(In millions of Korean Won)

Current portion of held-to-maturity securities
Government bonds (*)	Less than 1 year	~~W~~	3,679	~~W~~	3,657	~~W~~	20,717

Held-to-maturity securities
Government bonds (*)	1-5 years		36,194		36,024		91,792
	5-10 years		137		137		—

			36,331		36,161		91,792

		~~W~~	40,010	~~W~~	39,818	~~W~~	112,509

(*)	Certain portion of the government bonds has been pledged as collateral for the consolidated subsidiaries. (note 11)

Equity-method Investments

(a) Equity-method investments as of December 31, 2010 and 2009 are as follows:

	2010								2009
	Number of		Acquisition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value
	(In millions of Korean Won)

eNtoB Corporation (*2)	—	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,696
Midas IT Co., Ltd.	866,190	25.46		433		9,654		9,633		8,304
Songdo New City Development Inc. (*3)	1,332,344	29.90		6,674		(39,759)		—		—
Gale International Korea Inc.	85,306	29.90		427		11,540		11,540		7,917
SNNC Co., Ltd.	18,130,000	49.00		90,650		168,208		145,539		93,263
Chungju Enterprise City	2,008,000	25.10		10,040		10,515		10,515		5,383
Taegisan Wind Power Corporation	2,500,000	50.00		12,500		7,244		5,836		10,955
Cheongna International Business Town Co., Ltd. (*4)	1,151,960	18.58		45,651		35,437		36,050		2,159
Garolim Tidal Power Plant Co., Ltd.	2,322,999	32.13		11,615		10,881		10,881		11,041
Posco E&C Songdo International Building (*3)	98,000	49.00		490		(6,089)		—		—
Kyobo Life Insurance Co., Ltd. (*5)	4,920,000	24.00		1,266,900		1,092,853		1,302,989		—
KOBRASCO	2,010,719,185	50.00		32,950		142,615		142,615		98,943
USS-POSCO Industries (UPI) (*6)	—	50.00		254,649		38,789		31,007		45,961
Poschrome (Proprietary) Limited	43,350	50.00		19,859		34,459		28,975		13,481
POSCO Bio Ventures L.P. (*2)	—	—		—		—		—		30,439
CAML Resources Pty. Ltd.	3,239	33.40		40,388		48,437		54,155		30,237
Nickel Mining Company SAS	3,234,698	49.00		157,585		210,914		178,866		190,149
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd. (*7)	—	—		—		—		—		9,899
An Khanh New City Development Joint-Ventured Company Ltd. (*6)	—	50.00		20,429		2,109		2,109		12,643
United Spiral Pipe, LLC (USP) (*6)	—	35.00		37,450		18,031		17,908		23,984

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	2010								2009
	Number of		Acquisition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value
	(In millions of Korean Won)

Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*6)	—	34.00		9,517		19,963		16,826		15,592
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*6)	—	25.00		61,961		81,891		86,122		63,667
Eureka Moly LLC (*6)	—	20.00		121,209		25,048		109,177		113,105
POS-GSFC LLC (*6)	—	44.40		15,520		4,480		11,609		—
NCR LLC (*6)	—	20.00		23,744		2,831		23,931		—
AMCI (WA) Pty. Ltd.	194,772,025	49.00		213,446		(9,752)		199,881		—
Myanmar Korea Timber International Ltd. (*3,5)	270	45.00		—		(947)		—		—
KOREA LNG Ltd. (*5)	2,400	20.00		137,993		2,753		137,706		—
DMSA, AMSA (*5,8)	—	4.00		100,770		54,850		100,662		—
Others				60,099		69,126		60,951		32,765

			~~W~~	2,752,949	~~W~~	2,046,081	~~W~~	2,735,483	~~W~~	827,583

(*1)	Due to the difference in the closing schedule of December 31, 2010, the equity method of accounting is applied based on the most recent financial information available, which has not been audited or reviewed.

(*2)	These subsidiaries are newly consolidated due to additional acquisition of shares, and others.

(*3)	The equity method of accounting has been suspended for investment in Songdo New City Development Inc., PSIB Co., Ltd. and Myanmar Korea Timber International Ltd. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interests in these investments in 2010 amounted to ~~W~~9,717 million and the accumulated unrecorded changes in equity interest prior to 2010 amounted to ~~W~~75,689 million which ~~W~~31,097 is accounted as loss in the current year.

(*4)	Those investments were accounted for using the equity method because it has more than 40% of voting rights of the investee to exercise significant influence on the investees and its percentage of shares has increased to 18.58%, according to the option contracts with foreign investors.

(*5)	These subsidiaries are newly included in equity method investments as a result of acquisition of Daewoo International Corporation.

(*6)	No shares have been issued in accordance with the local laws or regulations.

(*7)	All of its shares are sold during the current year.

(*8)	Although the Company owns less than 20% equity interest in these investees, these investments were accounted for using the equity method because they are under joint control.

(b) The movements of equity method investments as of and for the years ended December 31, 2010 and 2009 are as follows:

	Dec. 31		Equity Method			Other	Dec. 31		Equity Method			Other	Dec. 31
	2008		Profits			Increase	2009		Profits			Increase	2010
Investees	Balance		(Losses)			(Decrease) (*)	Balance		(Losses)			(Decrease) (*)	Balance
	(In millions of Korean Won)

eNtoB Corporation	~~W~~	7,519	~~W~~	418	~~W~~	(241)	~~W~~	7,696	~~W~~	333	~~W~~	(8,029)	~~W~~	—

Midas IT Co., Ltd.		6,926		1,229		149		8,304		1,329		—		9,633

Gale International Korea Inc.		6,983		5,038		(4,104)		7,917		3,623		—		11,540

SNNC Co., Ltd.		59,020		34,244		(1)		93,263		64,967		(12,691)		145,539

Chungju Enterprise City		7,686		(2,303)		—		5,383		5,132		—		10,515

Taegisan Wind Power Corporation		5,273		(3,722)		9,404		10,955		(5,119)		—		5,836

Cheongna International Business Town Co., Ltd.		3,354		(1,212)		17		2,159		(7,850)		41,741		36,050

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Dec. 31			Equity Method	Other		Dec. 31		Equity Method		Other		Dec. 31
	2008			Profits	Increase		2009		Profits		Increase		2010
Investees	Balance			(Losses)	(Decrease) (*)		Balance		(Losses)		(Decrease) (*)		Balance
	(In millions of Korean Won)

Garolim Tidal Power Plant Co., Ltd.		—		(208)		11,249		11,041		(160)		—		10,881

Kyobo Life Insurance Co., Ltd		—		—		—		—		174,879		1,128,110		1,302,989

KOBRASCO		57,656		25,611		15,676		98,943		51,378		(7,706)		142,615

USS-POSCO Industries (UPI)		51,330		(18,530)		13,161		45,961		(9,165)		(5,789)		31,007

Poschrome (Proprietary) Limited		5,004		6,237		2,240		13,481		361		15,133		28,975

POSCO Bio Ventures L.P.		39,584		(5,037)		(4,108)		30,439		—		(30,439)		—

CAML Resources Pty. Ltd.		31,959		(6,561)		4,839		30,237		13,673		10,245		54,155

Nickel Mining Company SAS		220,553		(3,634)		(26,770)		190,149		7,744		(19,027)		178,866

Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.		10,552		122		(775)		9,899		(852)		(9,047)		—

An Khanh New City Development Joint-Ventured Company Ltd.		21,184		(6,509)		(2,032)		12,643		(10,475)		(59)		2,109

United Spiral Pipe LLC (USP)		32,260		(5,523)		(2,753)		23,984		(13,662)		7,586		17,908

Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		16,944		(159)		(1,193)		15,592		1,146		88		16,826

BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		90,776		(23,086)		(4,023)		63,667		21,739		716		86,122

Eureka Moly LLC		121,209		(305)		(7,799)		113,105		(1,165)		(2,763)		109,177

POS-GSFC LLC		—		(1,931)		1,931		—		(2,796)		14,405		11,609

NCR LLC		—		—		—		—		(40)		23,971		23,931

AMCI (WA) Pty. Ltd.		—		—		—		—		(12,459)		212,340		199,881

Myanmar Korea Timber International		—		—		—		—		(1,538)		1,538		—

KOREA LNG Ltd.		—		—		—		—		15,463		122,243		137,706

DMSA, AMSA		—		—		—		—		(220)		100,882		100,662

Others		36,764		(1,059)		(2,940)		32,765		7,112		21,074		60,951

	~~W~~	832,536	~~W~~	(6,880)	~~W~~	1,927	~~W~~	827,583	~~W~~	303,378	~~W~~	1,604,522	~~W~~	2,735,483

(*)	Other increase or decrease represents the changes in investment securities due to acquisitions, disposals, dividends received, changes in capital adjustments arising from translations of financial statements of foreign investees and others.

(c) Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investees for the years ended December 31, 2010 and 2009 are as follows:

	Dec. 31						Dec. 31						Dec. 31
	2008		Increase				2009		Increase				2010
Investee	Balance		(Decrease)		Amortization		Balance		(Decrease)		Amortization		Balance
	(In millions of Korean Won)

eNtoB Corporation	~~W~~	696	~~W~~	—	~~W~~	(183)	~~W~~	513	~~W~~	(513)	~~W~~	—	~~W~~	—
SNNC Co., Ltd.		146		—		(42)		104		1		(42)		63
CAML Resources Pty. Ltd.		7,751		—		(5,764)		1,987		—		(1,987)		—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		9,577		—		(2,673)		6,904		1		(2,673)		4,232
POS-GSFC LLC		—		1,015		(1,015)		—		8,545		(1,481)		7,064
AMCI (WA) Pty. Ltd.		—		—		—		—		209,634		—		209,634
Others		1,138		667		(956)		849		(282)		(407)		160

	~~W~~	19,308	~~W~~	1,682	~~W~~	(10,633)	~~W~~	10,357	~~W~~	217,386	~~W~~	(6,590)	~~W~~	221,153

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(d) Details on the elimination of unrealized gain or loss from inter-company transactions for the years ended December 31, 2010 and 2009 are as follows:

	2010						2009
			Property,						Property,
			Plant and						Plant and
			Equipment						Equipment
			and Intangible						and Intangible
Investee	Inventories		Assets		Total		Inventories		Assets		Total
	(In millions of Korean Won)

eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	368	~~W~~	4	~~W~~	372
Midas IT Co., Ltd.		—		5		5		—		(8)		(8)
SNNC Co., Ltd.		(13,602)		1,115		(12,487)		(11,686)		1,195		(10,491)
POSCO E&C Songdo International Building		9,556		—		9,556		4,742		—		4,742
KOBRASCO		—		—		—		14,090		—		14,090
USS-POSCO Industries		(1,311)		—		(1,311)		2,368		—		2,368
Poscrome (Proprietary) Limited		(1,145)		—		(1,145)		9,279		—		9,279
Nickel Mining Company SAS		(4,825)		—		(4,825)		4,935		—		4,935
United Spiral Pipe LLC		(110)		—		(110)		(14)		—		(14)
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		(802)		—		(802)		(210)		—		(210)
POS-GSFC LLC		(7)		—		(7)		—		—		—
Myanmar Korea Timber International Ltd.		(9)		—		(9)		—		—		—
Others		(960)		1,411		451		(5,943)		3		(5,940)

	~~W~~	(13,215)	~~W~~	2,531	~~W~~	(10,684)	~~W~~	17,929	~~W~~	1,194	~~W~~	19,123

(e) Summary of financial information on equity-method investees as of and for the year ended December 31, 2010 is as follows:

			Total				Net Income
Investee	Total Assets		Liabilities		Sales		(Loss)
	(In millions of Korean Won)

SNNC Co., Ltd.	~~W~~	648,682	~~W~~	305,401	~~W~~	519,871	~~W~~	149,246
Garolim Tidal Power Plant Co., Ltd.		35,340		1,473		—		(561)
Taegisan Wind Power Corporation		81,051		66,563		9,168		(4,088)
Midas IT Co., Ltd.		61,350		23,434		40,810		5,792
Gale International Korea Inc.		59,564		20,970		36,651		12,224
Chungju Enterprise City		254,767		212,874		79,891		20,541
Cheongna International Business Town Co., Ltd.		456,044		265,318		—		(241)
POSCO E&C Songdo International Building		367,396		379,823		9,472		(12,074)
Songdo New City Development Inc.		2,929,925		3,062,899		748,068		81,960
Kyobo life insurance Co., Ltd.		57,322,654		52,769,099		12,053,412		758,781
Nickel Mining Company SAS		527,296		96,859		176,775		23,484
Eureka Moly LLC		207,968		82,728		—		(5,825)
KOBRASCO		351,211		65,981		131,859		89,254
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,003,494		675,931		1,421,734		97,645
USS-POSCO Industries		459,290		381,712		1,018,389		(15,709)
CAML Resources Pty. Ltd.		210,319		65,298		265,014		46,970
United Spiral Pipe LLC		177,697		126,179		20,745		(38,719)
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		150,510		91,795		165,117		5,811
Poschrome (Proprietary) Limited		76,611		7,693		69,126		6,306

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Total		Net Income
Investee	Total Assets	Liabilities	Sales	(Loss)
	(In millions of Korean Won)

An Khanh New City Development Joint-Ventured Company Ltd.	194,004	189,787	—	(14,122)
POS-GSFC LLC	50,132	40,041	27,691	(1,837)
NCR LLC	14,379	226	—	(201)
AMCI (WA) Pty. Ltd.	11,521	31,424	—	19,754
Myanmar Korea Timber International Ltd.	9,032	11,136	10,665	(613)
KOREA LNG Ltd.	13,850	87	79,030	77,315
DMSA, AMSA	5,301,319	3,930,064	—	(3,857)
Others	438,844	262,708	1,053,549	22,039

8.	Natural Resources Exploration Investments

As of December 31, 2010, investments in exploration and development, including the Myanmar mining site, of natural resources such as natural gas and mineral reserves are as follows:

Book Value
(In millions of Korean Won)

Myanmar A-1 Mining	624,708
Myanmar A-3 Mining	338,685
Australia Narrabri and others	116,221
Myanmar AD-7 Mining	44,499
Uzbekistan 35/36 Mining	25,349
Russia West Kamchatka Mining	9,573
Others	4,980

1,164,015

In relation to the above investments, borrowings from Korea National Oil Corporation and others amounting to ~~W~~153,945 million (USD145 million) are accounted as other long-term liabilities.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

9.	Property, Plant and Equipment

(a) Property, plant and equipment as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Buildings and structures	~~W~~	10,466,444	8,511,720
Machinery and equipment		35,998,538	31,538,967
Vehicles		282,535	228,082
Tools		295,087	419,818
Furniture and fixtures		408,279	314,052
Capital lease assets		62,634	31,830

		47,513,517	41,044,469
Less: Accumulated depreciation		(28,083,031)	(25,664,723)
Less: Accumulated impairment loss		(130,563)	(156)
Less: Government grants		(4,640)	(1,605)

		19,295,283	15,377,985
Land		2,470,423	2,142,621
Construction-in-progress		3,937,242	4,319,179
Less: Accumulated impairment loss		(3,799)	—

	~~W~~	25,699,149	21,839,785

The value of land based on the posted price issued by the Ministry of Land, Transport and Maritime Affairs amounted to ~~W~~5,045,356 million and ~~W~~4,358,124 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~22,031,048 million and ~~W~~16,946,755 million, respectively. In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) The changes in the carrying value of property, plant and equipment for the years ended December 31, 2010 and 2009, are as follows:

	Beginning										Consolidation		Ending
	Balance		Acquisition (*1)		Disposal		Depreciation (*2)		Others (*3)		Adjustments		Balance
	(In millions of Korean Won)

Land	~~W~~	2,142,621	~~W~~	221,158	~~W~~	(65,568)	~~W~~	—	~~W~~	199,357	~~W~~	(30,945)	~~W~~	2,466,623

Buildings		3,429,518		1,095,756		(115,236)		(294,081)		418,681		(90,313)		4,444,325

Structures		1,648,110		650,930		(36,982)		(144,924)		73,794		(71,552)		2,119,376

Machinery and equipment		10,071,348		4,543,685		(37,947)		(2,286,476)		360,047		(224,618)		12,426,039

Vehicles		51,065		23,140		(5,077)		(18,809)		15,406		(1,583)		64,142

Tools		68,355		46,401		(2,616)		(29,135)		(7,529)		(33)		75,443

Furniture and fixtures		86,024		76,389		(5,880)		(40,639)		14,030		(7,040)		122,884

Financial Lease assets		23,565		32,982		(573)		(11,864)		(1,035)		—		43,075

Construction-in-progress		4,319,179		5,591,920		(61,120)		—		(6,249,019)		336,282		3,937,242

	~~W~~	21,839,785	~~W~~	12,282,361	~~W~~	(330,999)	~~W~~	(2,825,928)	~~W~~	(5,176,268)	~~W~~	(89,802)	~~W~~	25,699,149

(*1)	Includes assets transferred from construction-in-progress.

(*2)	Includes depreciation expenses of idle property.

(*3)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation and others.

	Beginning										Consolidation		Ending
	Balance		Acquisition		Disposal		Depreciation		Others		Adjustments		Balance
	(In millions of Korean Won)

Land	~~W~~	1,861,451	~~W~~	153,118	~~W~~	(26,083)	~~W~~	-	~~W~~	160,305	~~W~~	(6,170)	~~W~~	2,142,621

Buildings		2,855,902		876,087		(43,536)		(245,517)		155,786		(169,204)		3,429,518

Structures		1,590,231		196,500		(10,773)		(150,340)		99,480		(76,988)		1,648,110

Machinery and equipment		8,635,599		3,332,801		(165,204)		(2,005,954)		813,289		(539,183)		10,071,348

Vehicles		33,923		56,976		(23,383)		(17,294)		1,323		(480)		51,065

Tools		94,396		38,580		(2,180)		(33,519)		(28,490)		(432)		68,355

Furniture and fixtures		90,034		36,342		(2,305)		(37,445)		3,682		(4,284)		86,024

Financial Lease assets		10,579		3,410		(10)		(6,840)		16,426		—		23,565

Construction-in-progress		2,896,984		5,587,395		(32,049)		—		(3,788,448)		(344,703)		4,319,179

	~~W~~	18,069,099	~~W~~	10,281,209	~~W~~	(305,523)	~~W~~	(2,496,909)	~~W~~	(2,566,647)	~~W~~	(1,141,444)	~~W~~	21,839,785

(c) The Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a Ro-Ro (roll-on roll-off) ship for the exclusive use of transporting plates and others. As of December 31, 2010, future minimum lease payments under such a capital lease are as follows:

	Minimum
	Lease
	Payments
	(In millions of
	Korean Won)

Less 1 year	~~W~~	14,914
1 ~ 5 years		19,627
Over 5 years		4,138

	~~W~~	38,679

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

10.	Intangible Assets

(a) Intangible assets, net of accumulated amortization, as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Goodwill	~~W~~	1,465,674	~~W~~	272,092
Negative goodwill		(9,819)		(10,352)
Intellectual property rights		144,614		51,994
Research and development costs, net of government grants		92,865		48,496
Port facilities usage rights		107,240		99,552
Long-term electricity supply contract rights		41,795		48,483
Others (*1)		1,319,083		119,704

	~~W~~	3,161,452	~~W~~	629,696

(*1)	Other intangible assets include appraisal differences of ~~W~~927,080 million related to customer relationships when acquiring Daewoo International and ~~W~~178,376 million related to technical skills, customer relationships and new contracts remaining during acquisition of Sungjin Geotech Co., Ltd.

(b) The changes in the carrying value of intangible assets for the year ended December 31, 2010 and 2009 are as follows:

	For the Year Ended December 31, 2010
	Beginning						Recovery				Consolidation
	Balance		Acquisition		Disposal		(Amortization)		Others (*1)		Adjustments		Ending Balance
	(In millions of Korean Won)

Goodwill	~~W~~	272,092	~~W~~	1,267,818	~~W~~	—	~~W~~	(68,460)	~~W~~	(5,776)	~~W~~	—	~~W~~	1,465,674

Negative goodwill		(10,352)		(2,133)		—		98		2,568		—		(9,819)

Intellectual property rights		51,994		8,496		(2,322)		(2,419)		10331		78,534		144,614

Research and development costs, net of government grants (*2)		48,496		27,202		(11,392)		(16,211)		55,225		(10,455)		92,865

Port facilities usage rights		99,552		28,165		—		(15,626)		—		(4,851)		107,240

Long-term electricity supply contract rights		48,483		—		—		(6,688)		—		—		41,795

Others		119,704		121,365		(1,470)		(98,642)		51,266		1,126,860		1,319,083

	~~W~~	629,969	~~W~~	1,450,913	~~W~~	(15,184)	~~W~~	(207,948)	~~W~~	113,614	~~W~~	1,190,088	~~W~~	3,161,452

(*1)	Includes transfers of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.

(*2)	The Company has capitalized certain costs related to the ERP system and production innovation as other intangible assets.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	For the Year Ended December 31, 2009
							Recovery				Consolidation
	Beginning Balance		Acquisition		Disposal		(Amortization)		Others		Adjustments		Ending Balance
	(In millions of Korean Won)

Goodwill	~~W~~	270,842	~~W~~	39,527	~~W~~	—	~~W~~	(38,353)	~~W~~	76	~~W~~	—	~~W~~	272,092

Negative goodwill		(575)		(11,468)		—		1,766		(75)		—		(10,352)

Intellectual property rights		18,266		40,917		(2,420)		(5,340)		571		—		51,994

Research and development costs, net of government grants		82,221		37,013		(8,535)		(14,302)		(47,689)		(212)		48,496

Port facilities usage rights		116,078		1,680		—		(18,090)		—		(116)		99,552

Long-term electricity supply contract rights		55,170		—		—		(6,687)		—		—		48,483

Others		181,765		29,113		(1,518)		(70,661)		(14,436)		(4,559)		119,704

	~~W~~	723,767	~~W~~	136,782	~~W~~	(12,473)	~~W~~	(151,667)	~~W~~	(61,553)	~~W~~	(4,887)	~~W~~	629,969

(c) The amortization expenses for the years ended December 31, 2010 and 2009 were allocated as follows:

	2010		2009
	(In millions of Korean Won)

Cost of goods sold	~~W~~	45,762	72,028
Selling and administrative expenses		162,186	79,639

	~~W~~	207,948	151,667

(d) Details of significant goodwill are as follows:

	Description	2010		2009		Remaining Useful Life
		(In millions of Korean Won)

Goodwill	Excess investment amount over fair value in Daewoo International Corporation	~~W~~	1,145,477	~~W~~	—	19 years
	Excess investment amount over fair value in Posco Power Corp.		—		26,471	—
	Excess investment amount over fair value in Daewoo Engineering Company		187,699		198,580	17 years
	Excess investment amount over fair value in Sungjin Geotec Co., Ltd.		78,742		—	4 years
	Excess investment amount over fair value in POSCO VST Co., Ltd.		29,036		36,955	4 years

			1,440,954		262,006

(e) Research and development costs incurred for the years ended December 31, 2010 and 2009 were ~~W~~537,025 million and ~~W~~452,589 million, respectively. Research and development costs amounting to ~~W~~395,238 million and ~~W~~368,207 million were classified to cost of goods sold, while ~~W~~141,787 million and ~~W~~84,382 million were classified to selling and administrative expenses for the years ended December 31, 2010 and 2009, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(f) The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:

Period	Amount
	(In millions of Korean Won)

2011	~~W~~	121,195
2012		117,377
2013		113,614
2014		110,265
2015		93,365

	~~W~~	555,816

11.	Pledged Assets

(a) Details of assets pledged as collateral for short-term borrowings and long-term debts, as well as for performance guarantee, as of December 31, 2010 and 2009 are as follows:

	Beneficiaries	2010		2009
		(In millions of Korean Won)

Inventories	The Export-Import Bank of Korea	~~W~~	27,000	~~W~~	—
Land	Mizuho Bank and others		223,873		220,732
Buildings and structures	Korea Development Bank and others		65,820		105,465
Machinery and equipment	Kookmin Bank and others		159,549		387,828
Short-term financial instruments	Korea Development Bank		900		2,000
Trade accounts and notes receivable	Mizuho Bank and others		41,711		53,898
Available-for-sale securities (*1)	Exchangeable bond holder and others		973,797		1,233,523
Held-to-maturity securities (*2)	Gyeongsangbuk-do provincial office		31,908		31,675
Equity method investments	Related creditors		410,203		15,793

		~~W~~	1,934,761	~~W~~	2,050,914

(*1)	As of December 31, 2010, 2,110,486 shares, equivalent to 18,994,379 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 14) and 103,951,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued.

(*2)	As of December 31, 2010, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp., amounting to ~~W~~29,830 million and ~~W~~1,978 million, respectively, were provided as collateral to the Gyeongsangbuk-do Provincial Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b) Details of loans from foreign financial institutions guaranteed by Korea Development Bank as of December 31, 2010 and 2009 are as follows:

	2010				2009
	Foreign		Won		Foreign		Won
Financial Institution	Currency		Equivalent		Currency		Equivalent
	(In millions of Korean Won)

Korea Development Bank	EUR	3,327,892	~~W~~	5,037	EUR	3,964,242	~~W~~	6,637

(c) As of December 31, 2010, POSCO and its subsidiaries were provided with guarantees amounting to ~~W~~1,593,649 million from Korea Exchange Bank and others for their contract commitments.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

12.	Other Assets

Other assets as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Other current assets
Short-term loans receivable	~~W~~	282,206	163,932
Accrued income		51,600	64,370
Prepaid		65,339	45,140
Others		221,439	76,233

		620,584	349,675
Less: Allowance for doubtful accounts		(58,150)	(33,286)

	~~W~~	562,434	316.389

Other long-term assets
Other investment assets	~~W~~	767,274	513,878
Less: Allowance for doubtful accounts		(3,957)	(1,636)

	~~W~~	763,317	512,242

13.	Short-term Borrowings and Current Portion of Long-term Debt

(a) Short-term borrowings as of December 31, 2010 and 2009 are as follows:

	Annual Interest
Financial Institutions	Rate (%)	2010				2009
	(In millions of Korean Won)

Won currency borrowings
The Export-Import Bank of Korea and others	0.99 ~ 7.61	KRW	626,710	~~W~~	626,710	733,867	~~W~~	733,867

Foreign currency borrowings
Bank of America	0.50 ~ 1.80	USD	163,126,018		213,295	87,641,601		104,833
		CNY	159,484,354			14,629,409
Shinhan Bank and others	0.71 ~ 17.00	USD	3,241,259,377		4,998,365	1,192,237,238		2,387,101
		JPY	46,424,820,531			40,030,261,210
		CNY	2,031,945,272			1,876,379,123
		MYR	229,446,223			171,400,734
		VND	875,990,790,739			252,735,770,675
		AUD	102,604,949			50,000,000
		THB	820,000,000			1,170,000,000
		MMK	400,000,000			1,184,424,000
		NTD	85,814,000			40,000,000
		EUR	1,562,970			—
		PLN	8,068			—
		INR	312,328,428			—

					5,211,660			2,491,934

				~~W~~	5,838,370		~~W~~	3,225,801

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) Current portion of long-term debt as of December 31, 2010 and 2009 are as follows:

	Annual Interest
Financial Institutions	Rate (%)	2010				2009
	(In millions of Korean Won)

Debentures
Domestic and foreign debentures	1.55 ~ 7.51	KRW	1,180,000	~~W~~	2,941,300	212,000	317,084
		USD	543,100,000			90,000,000
		JPY	79,000,000,000			—
Less: Discount on debentures issued					(58,930)		(219)
					42,024		—

Add: Premium on debenture redemption					2,924,394		316,865

Won currency borrowings
National Agricutural Cooperative Federation and others	1.00 ~ 8.21	KRW	195,179		195,179	226,622	226,622
Foreign currency borrowings
The Export-Import Bank of Korea and others	0.55 ~ 13.20	USD	51,362,344		307,375	138,000,000	242,335
		JPY	4,067,628,600			10,401,835,976
		VND	—			2,443,430,595
		MYR	5,409,167			9,680,526
		CNY	1,059,632,000			—
		EUR	4,567,379			—
		PLN	768,000			—
Add: Premium on debentures issued					2,651		—

					505,205		468,957

Loans from foreign financial institutions
NATIXIS	2.00	EUR	636,350		963	636,350	1,065

				~~W~~	3,430,562		786,887

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

14.	Long-term Debt

(a) Debentures as of December 31, 2010 and 2009 are as follow:

			Annual Interest
	Issue date	Maturity	Rate (%)	2010				2009
	(In millions of Korean Won)

Domestic Debentures (*2)	03/28/2006 ~ 12/01/2010	03/19/2010 ~ 08/27/2019	2.05~8.75	KRW	4,960,050	~~W~~	4,960,050	3,372,050	~~W~~	3,372,050
				USD	723,100,000		862,609	340,000,000		396,984
				JPY	9,000,000,000		125,737	9,000,000,000		113,654
9th Samurai Bonds (Public)	06/28/2006	06/28/2013	2.05	JPY	50,000,000,000		698,540	50,000,000,000		631,410
1st Samurai Bonds (Private)	12/29/2008	12/29/2011	Tibor +1.6	JPY	50,000,000,000		698,540	50,000,000,000		631,410
1th FRN	11/11/2008	11/11/2011	Tbor+2.6	JPY	20,000,000,000		279,416	20,000,000,000		252,564
1st Euro Bonds	08/10/2006	08/10/2016	5.88	USD	300,000,000		341,670	300,000,000		350,280
Exchangeable Bonds (*1)	08/19/2008	08/19/2013	—	JPY	52,795,000,000		737,588	52,795,000,000		666,706
1st Global Bonds	03/26/2009	03/26/2014	8.75	USD	700,000,000		797,230	700,000,000		817,320
2nd Global Bonds	10/28/2010	10/28/2020	4.25	USD	700,000,000		797,230	—		—

							10,298,610			7,232,378
Add: Premium on debentures issued							6,442			—
Add: Premium on bond redemption							11,138			10,067
Less: Current portion							(2,941,300)			(317,084)
Less: Discount on debentures issued							(64,930)			(70,449)

						~~W~~	7,309,960		~~W~~	6,854,912

(*1)	On August 19, 2008, the Company issued exchangeable bonds, which are exchangeable with 18,994,379 SK Telecom Co., Ltd. ADRs. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance:	JPY 2,867,605,334
Fair value of an exchangeable right as of December 31, 2009:	JPY 63,354,000
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise date of put by bondholders:	August 19, 2011

(*2)	One of the subsidiaries, Daewoo International Corporation issued the convertible bonds with a face value of USD300 million at 100% of face value on July 6, 2009. The convertible bonds will be redeemed at 111.27% of the face value at the maturity date on July 6, 2014 (guaranteed yield to maturity: 5.25%), unless redeemed or

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

converted early. The convertible bonds may be early redeemed on July 6, 2011 at the option of the bondholders at 104.16% of the face value and as a result, they were classified as current portion of long-term debt during the current year. Furthermore, the convertible bonds may be early redeemed at the option of the bondholders in certain events such as the change of the parties controlling Daewoo International Corporation. Also, at Daewoo International Corporation’s option, the convertible bonds may be early redeemed on or after July 6, 2012, provided that the market price of Daewoo International Corporation’s common stock is above 130% of the conversion price for at least 20 consecutive trading days. On the other hand, the convertible bonds can be converted into 1 common shares per the face value of ~~W~~31,450 from July 6, 2010 to June 23, 2014.

(b) Long-term debt as of December 31, 2010 and 2009 are as follows:

	Annual Interest Rate
Financial Institutions	(%)	2010				2009
	(In millions of Korean Won)

Won currency
The Korea Resources Corporation	Representative Borrowing Rate (*1) - 2.25	KRW	55,114	~~W~~	55,114	55,114	~~W~~	55,114
Woori Bank	Representative Borrowing Rate (*1) - 1.25	KRW	35,488		35,488	20,405		20,405
National Forestry Corporative Federation	1.50	KRW	746		746	—		—
The Korea Development Bank and others	1.00 ~ 10.48	KRW	1,536,887		1,536,887	537,418		537,418
Less: Current portion					(195,179)			(226,622)

					1,433,056			386,315

Foreign currency
Korea National Oil Corporation (*2)	Representative Borrowing Rate (*1) - 2.25	USD	7,027,711		8,429	4,549,590		5,578
The Export-Import Bank of Korea (*3)	4.09 ~ 4.50	USD	323,800,000		368,776	—		—
The Korea Development Bank and others	0.55 ~ 8.00	USD	457,426,838		1,813,840	618,377,590		1,219,739
		JPY	38,557,601,262			18,409,435,976
		CNY	2,583,696,500			1,307,960,156
		MYR	49,409,167			149,680,526
		VND	2,338,613,695			2,443,430,595
		EUR	77,580,568			—
		INR	3,373,240,000			—
		AUD	69,358,457			—
		PLN	2,059,356			—
		CAD	12,276,632			—
Less: Current portion					(307,375)			(242,335)
Less: Present value discount					(22,176)			—

					1,861,494			982,982

					3,294,550			1,369,297

(*1)	The average yield of a 3-year government bond is utilized for the annual interest rate calculation. The average yield of a 3-year government bond is rounded off to the nearest 0.25%.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(*2)	The borrowing is related to the exploration of gas fields in the Aral Sea and Namangan-Chust in Uzbekistan with Korea National Oil Corporation (“KNOC”) (note 17).

(*3)	The borrowing is related to the API iron ore, mine and other development work in Australia.

(c) Loans from foreign financial institutions as of December 31, 2010 and 2009 are as follows:

	Annual Interest Rate
	(%)	2010		2009
	(In millions of Korean won)

NATIXIS	2.00	EUR 3,327,892	5,037	3,964,241	6,637
Less: Current portion			(963)		(1,065)

			4,074		5,572

(d) Aggregate maturities of long-term debt as of December 31, 2010 are as follows:

					Foreign		Loans from
					Currency		Foreign Financial
Period	Debentures (*)		Borrowings		Borrowings		Institutions		Total
	(In millions of Korean Won)

2011	~~W~~	2,983,324	~~W~~	195,179	~~W~~	307,375	~~W~~	963	~~W~~	3,486,841
2012		790,050		425,137		590,788		963		1,806,938
2013		2,582,268		309,291		483,958		963		3,376,480
2014		1,357,230		120,676		229,568		963		1,708,437
Thereafter		2,638,900		577,952		579,356		1,185		3,797,393

	~~W~~	10,351,772	~~W~~	1,628,235	~~W~~	2,191,045	~~W~~	5,037	~~W~~	14,176,089

(*)	The amount includes a premium on bond redemption.

15.	Provision for Severance Benefits

The changes in accrued severance benefits for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Estimated severance benefits at the beginning of period	~~W~~	1,112,963	1,176,070
Provision for severance benefits		376,970	79,186
Payment		(114,020)	(144,007)
Others (*)		58,180	1,714

Estimated severance benefits at the end of period	~~W~~	1,434,093	1,112,963

Transferred to National Pension Fund		(1,579)	(1,751)
Deposits for severance benefits trust		(993,412)	(810,791)

Net balance at the end of period	~~W~~	439,102	300,421

(*)	Includes foreign currency adjustments, changes in consolidation scope and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) The Company expects to pay the following future benefits to its employees upon their normal retirement age:

Period	Amount
	(In millions of Korean Won)
2011	~~W~~	48,518
2012		80,769
2013		71,371
2014		101,543
2015 ~ 2020		824,632

	~~W~~	1,126,833

The above amounts were determined based on the employee’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

16.	Other Liabilities

Other liabilities as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)
Other current liabilities
Unearned revenue	~~W~~	7,745	2,355
Derivatives liabilities		88,571	35,678
Others		328,607	96,149

	~~W~~	424,923	134,182

Other long-term liabilities
Reserve for allowance	~~W~~	113,975	40,718
Derivatives liabilities		11,925	8,831
Liability related to stock appreciation rights		30,057	54,272
Deposit received		664,004	152,386
Others		242,250	54,280

	~~W~~	1,062,211	310,487

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

17.	Commitments and Contingencies

(a) As of December 31, 2010, contingent liabilities on outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

Grantors	Entity Being Guaranteed	Financial Institution	Amount		Won Equivalent
	(In millions of Korean Won)

POSCO	POSCO Investment Co., Ltd.	HSBC and others	USD	477,000,000	~~W~~	543,255
			MYR	240,000,000		88,644
			CNY	630,000,000		108,675
	POSCO-Vietnam Co., Ltd.	The Export-Import Bank and others	USD	230,000,000		261,947
			JPY	4,806,750,000		67,154
	POSCO Maharashtra Steel Private Limited.	The Export-Import Bank	USD	69,000,000		78,584
	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	USD	11,760,000		13,394
			CNY	48,744,470		8,408
	United Spiral Pipe, LLC	Comerica Bank	USD	25,000,000		28,473
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500		7,500
	International Business Center Corporation	The Export-Import Bank	USD	20,000,000		22,778
	POSCO E&C Vietnam Co., Ltd. (formerly, POSLILAMA E&C Co., Ltd.)	The Export-Import Bank and others	USD	75,500,000		85,987
	POSCO E&C Songdo International Building	Hana Bank and others	KRW	360,000		360,000
	Chungju Enterprise City Development Co., Ltd.	NH Bank	KRW	28,226		28,226
	Daewoo Engineering Company	—	USD	445,400,000		507,266
POSCO P&S Co., Ltd.	POSCO Canada Ltd.	Hana Bank	USD	12,484,500		14,219
POSCO Investment Co., Ltd.	POSCO MPC S.A. de C.V.	BOTM	USD	70,600,000		80,406
	POSCO-Malaysia SDN BHD	HSBC and others	MYR	115,011,101		42,479
	POSCO-Mexico Co., Ltd.	HSBC	USD	170,000,000		193,613
	POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	HSBC	EUR	10,600,000		16,044
	Qingdao Pohang Stainless Steel Co., Ltd.	Standard Chartered	USD	42,000,000		47,834
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	CNY	630,000,000		108,675
			USD	295,000,000		335,976
POSCO-Japan Co., Ltd.	POSCO-JKPC Co., Ltd.	Mizuho Bank and others	JPY	2,297,600,000		32,099
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	3,390,000,000		47,361
	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	2,922,500,000		40,830
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	2,907,150,190		40,615
POSCOAST Co., Ltd.	DaiMyung TMS Co., Ltd.	Woori Bank and others	KRW	27,500		27,500

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Grantors	Entity Being Guaranteed	Financial Institution	Amount		Won Equivalent
	(In millions of Korean Won)

Daewoo International Corporation	DMSA, AMSA	The Export-Import Bank and others	USD	121,340,000		138,194
	POSCO-Indonesia Jakarta Processing Center, PT	POSCO Investment	USD	1,000,000		1,139
	Daewoo International (America) Corp.	Korea Exchange Bank New York and others	USD	5,105,000		5,814
	Daewoo International Deutschland GmbH	SHB	EUR	890,300		1,348
	Daewoo International Japan Corp.	SBJ and others	JPY	2,450,000,000		34,228
	Daewoo International Singapore Pte. Ltd.	SCB and others	USD	14,495,000		16,508
	Daewoo Cement (Shandong) Co., Ltd.	Credit Agricole	EUR	27,989,750		42,365
		The Export-Import Bank	USD	34,804,477		39,639
		China Construction Bank and others	CNY	80,000,000		13,801
	Daewoo Textile Bukhara LLC	The Export-Import Bank	USD	33,250,000		37,868
	Daewoo Paper Manufacturing Co., Ltd.	Hana Bank (China)	USD	2,800,000		3,189
POSCO China Holding Corp.	POSCO SeAH Steel Wire (Nantong) Co., Ltd.	POSCO Investment Co., Ltd.	USD	1,875,000		2,135
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	Bank of Communications	USD	12,500,000		14,236
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,620		5

					~~W~~	3,588,411

As of December 31, 2009, contingent liabilities on outstanding guarantees provided for the repayment of loans of affiliated companies amounted to ~~W~~2,103,286 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) As of December 31, 2010, contingent liabilities on outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

	Entity Being		Amount
Grantors	Guaranteed	Financial Institution	Guaranteed		Won Equivalent
	(In millions of Korean Won)

POSCO	Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000	~~W~~	737,588
POSCO E&C Co., Ltd.	The first district of Minrak, Busan	Kookmin Bank	KRW	34,781		34,781
	Association of the 4th district of Yongsan	NH Bank	KRW	3,000		3,000
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	GIPI	Qatar National Bank and others	USD	12,000,000		13,667
	Asia Speciality Steel Co., Ltd.	Yamaguchi Bank and others	JPY	2,700,000,000		37,721
	Sebang Steel	The Bank of Fukuoka, Ltd.	JPY	245,000,000		3,423
POSCO Plant Engineering Co., Ltd.	Halla Precision Eng. Co., Ltd. and others	Shinhan Bank and others	KRW	112,970		112,970
POSCO ICT Co., Ltd.	Jeonnong schoo keeper co. and others	Industrial Bank of Korea and others	KRW	1,338,175		1,338,175
POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)	Pyungsan Si Co., Ltd.	Seoul Guarantee Insurance Company	KRW	748		748
PHP Co., Ltd.	Expo apartment	Kookmin Bank	KRW	387,849		387,849
Daewoo Engineering Company	Sen Structural Engineers Co., Ltd.	Youngdong Construction Co,. Ltd. and others	KRW	117		117
	Hyundai ENG Co., Ltd.	Samsung C&T Corporation and others	KRW	63,636		63,636
	Samjin Solar Light Energy Co., Ltd. and others	Hana Bank	KRW	81,393		81,393
Daewoo International Corporation	Sherritt International Corporation	The Export-Import Bank of Korea	USD	5,995,539		6,828
	Ambatovy Project Investments Ltd.	The Export-Import Bank of Korea	USD	40,279,361		45,874

					~~W~~	2,867,770

As of December 31, 2009, the Company had outstanding payment guarantees for non-affiliated companies and others amounting to ~~W~~984,063 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(c) As of December 31, 2010, the Company and certain subsidiaries acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. and others. The Company’s lease expenses, with respect to the above lease agreements, amounted to ~~W~~12,116 million for the year ended December 31, 2010. Future lease payments under the above lease agreements are as follows:

Period	Amount
	(In millions of Korean Won)

2011	~~W~~	10,552
2012		6,919
2013		3,886
2014		317
2015		71
Thereafter		1

	~~W~~	21,746

(d) As of December 31, 2010, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details are as follows:

Company	Plaintiff	Amount	Description
	(In millions of Korean Won)

POSCO	Retired Employees and others	8,035	12 lawsuits including claim for recapture of treasury stock by retirees
POSCO E&C Co., Ltd.	Korea Development Financing Corporation and others	73,205	47 lawsuits including claim for surety obligations of Korea Development Financing Corporation
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	Samjin Line Co., Ltd. and others	1,817	3 lawsuits including claims for damages related to import and export business
POSCO ICT Co., Ltd.	NRT Korea Co., Ltd.	1,324	6 lawsuits including litigation on subcontract service fees
POSCO Plant Engineering Co., Ltd.	Taeyang Precision Enterprose Co., Ltd. and others	488	2 lawsuits including litigation on construction project payments
Daewoo Engineering Company	Hanjin Heavy Industries & Construction Co., Ltd.	5,494	8 lawsuits including claims for damage of fishing business related to construction
Sungjin Geotec Co., Ltd	Vision Machinery Co., Ltd.	332	Lawsuit against claim for insurance payment
Daewoo International Corporation	Industrial Development Bank of India and others	1,274	12 lawsuits including claim for surety obligations
POSCO NST Co., Ltd.	Jungwoo Machinary Co., Ltd.	285	Lawsuit on the claim for payment of suppling facilities
POSEC Hawaii Inc.	Resident committee of membership resort	900	Lawsuit on the claim for compensation and defect-repair
POSCO E&C (Beijing) Co., Ltd.	Beijing Lantian Jianzhu Gongcheng Youxiangongsi and others	654	Lawsuit against proving the truth about the evidence of subconstractor payment

Although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material on the Company.

(e) POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of more than three years and provide for

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

periodic price adjustments to the market price. As of December 31, 2010, 308 million tons of iron ore and 52 million tons of coal remained to be purchased under such long-term contracts.

(f) On August 1, 2005, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years. Purchase price is subject to change, following change of monthly standard oil price (JCC) and also price of ceiling is applicable.

(g) POSCO entered into commitments with Korea National Oil Corporation of foreign currency long-term borrowings, which are limited up to the amount of USD6.86 million and USD3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the project. POSCO is not liable for the repayment of full or part of money borrowed if the project fails and also POSCO has agreed to pay a certain portion of its profits under certain conditions as defined by borrowing agreements.

(h) As of December 31, 2010, commitments and other contingencies provided to non-affiliated companies are as follows:

1) As of December 31, 2010, POSCO has bank overdraft agreements of up to ~~W~~200,000 million with Woori Bank and six other banks. In addition, POSCO entered into a credit purchase loan agreement with Industrial Bank of Korea and four other banks for credit lines of up to ~~W~~770,000 million and a short-term borrowing agreement of up to ~~W~~150,000 million with Woori Bank. POSCO has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to USD1,000 million and to borrow USD1,300 million in foreign short-term borrowings. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2010, amount to USD194 million for which POSCO is contingently liable upon the issuers’ default.

2) POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to ~~W~~3,688,900 million while Samsung Corporation and SK Engineering & Construction Co., Ltd. provides the completion guarantees and payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ~~W~~1,743,914 million as of December 31, 2010. Also, POSCO E&C Co., Ltd. has loan agreements of up to ~~W~~260,000 million, USD308 million with Woori Bank and ~~W~~53,000 million with Korea Exchange Bank.

3) As of December 31, 2010, POSCO E&C Co., Ltd. has provided eleven blank promissory notes, eleven blank checks and six other notes, approximately amounting to ~~W~~61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans. In addition, POSCO E&C Co., Ltd. has entered into a contract to guarantee the borrowings of subcontractors amounting to ~~W~~1,136,938 million with financial institutions and also has entered into contracts to guarantee borrowings related to redevelopment project costs, civil engineering and SOC projects amounting to ~~W~~70,464 million. POSCO E&C Co., Ltd. has provided supplementary funding agreements to subcontractors to make stable progress in the operation and guaranteed the borrowings related to intermediate payment of buyers amounting to ~~W~~36,856 million.

4) As of December 31, 2010, POSCO E&C Co., Ltd. has given the call option as a construction investor of the Cheongna International Business Town Co., Ltd. according to

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

shareholders’ agreement and the foreign investors and financial investors have the put option to be able to sell its equity to the construction investors under certain conditions. POSCO E&C treated this option contract as a financing arrangement with security collateral as construction investors have the risk and benefit of the equity held by Pangaea Bluehil B.V and Standard Chartered First Bank (“the financial investors”). Accordingly, POSCO E&C recorded ~~W~~41,741 million of equity method investment and debt and ~~W~~4,944 million of interest expense for the year ended December 31, 2010.

5) As of December 31, 2010, POSCO P&S Co., Ltd. (formerly, Posteel Co.,Ltd.) has entered into local and foreign credit agreements, of up to ~~W~~635,210 million with Hana Bank and other banks of which ~~W~~283,644 million remains unused.

6) As of December 31, 2010, Pohang Coated Steel Co., Ltd. has local credit loan agreements, credit purchase loan agreements and letters of credit in relation to trade of up to ~~W~~102,900 million and USD50 million with Shinhan Bank and other banks of which ~~W~~75,000 million and USD0.5 million remains unused.

7) As of December 31, 2010, POSCO ICT Co., Ltd. entered into payment guarantees of up to USD28 million with Korea Exchange Bank and USD30 million with NH Bank related with opening L/C. In addition, POSCO ICT Co., Ltd. has corporate card credit lines of up to ~~W~~1,500 million with Korea Exchange Bank.

8) As of December 31, 2010, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ~~W~~230,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used ~~W~~141,388 million of this loan agreement. In addition, POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD55 million, and for a loan of up to ~~W~~165,000 million and POSCO Specialty Steel Co., Ltd. has used USD3.8 million.

9) As of December 31, 2010, POSCO Power Corp. has a loan agreement up to ~~W~~89,008 million and USD70 million with Kookmin Bank and three other banks and has used ~~W~~39,397 million and USD21 million. In addition, a request for repayment of the convertible and redeemable preferred stock issued by POSCO Power Corp. is available from the next day after seven years of the issue date. When the request occurs, the principal amounting to ~~W~~200,000 million and the compounded interest rate of 4.89 percent should be paid within 60 days after the request.

As of December 31, 2010, POSCO Power Corp. provides its whole capacity of Combined Thermal Power Cycle 1~4 to Korea Electric Power Corp. in accordance with a long-term contract. The price of electric power provided by POSCO Power Corp. is decided using the method of compensating fixed payments and expenses for the cost of production and the investment on electric power production equipment based on the contract. In addition, the Company has been provided with a payment guarantee of ~~W~~40,673 million from Seoul Guarantee Insurance as electric power supply collateral to Korea Electric Power Corp.

10) As of December 31, 2010, POSCO TMC Co., Ltd. has credit purchase loan agreements of up to ~~W~~65,000 million with Kookmin Bank and three other banks. In addition, POSCO TMC Co., Ltd. has loan agreements, secured by trade accounts receivable, of up to ~~W~~6,100 million with Hana Bank and two other banks.

11) As of December 31, 2010, Daewoo Engineering Company entered into a loan agreement up to ~~W~~40,000 million and credit purchase loan agreement up to ~~W~~60,000 million

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

with Citibank and others. In addition, Daewoo Engineering Company entered into a loan agreement of up to ~~W~~600,000 million with Korea Exchange Bank in relation to foreign guarantees, forward exchange and opening letters of credit. Also, Daewoo Engineering Company has foreign guarantees provided of up to USD8.9 million with Woori Bank.

12) As of December 31, 2010, POSCO AST Co., Ltd. has outstanding balance of accounts receivables sold to financial institutions in the amount of USD951,478 and ~~W~~2,229 million, for which POSCOAST Co., Ltd. is contingently liable upon the issuers’ default. In addition, POSCOAST Co., Ltd. has a loan agreement and an agreement related to opening letters of credit of up to ~~W~~141,000 million and USD10 million with Korea Exchange Bank and others.

13) As of December 31, 2010, Sungjin Geotec Co., Ltd. has a collateral agreement amounting to ~~W~~53,822 million secured by the export objects and future trade accounts receivable with the Export-Import Bank of Korea within the amount of debt and payment guarantees. In addition, Sungjin Geotec Co., Ltd. gives its plate raw materials as additional collateral for this.

As of December 31, 2010, Sungjin Geotec Co., Ltd. has loan agreements of up to ~~W~~463,594 million, a guarantee agreement up to ~~W~~393,181 million, a loan agreement, secured by trade accounts receivable, of up to ~~W~~36,000 million and agreement to draw commercial papers up to ~~W~~40,000 million with Shinhan Bank and others. In addition, Sungjin Geotec Co., Ltd. has derivative limit agreement up to ~~W~~113,387 million with Shinhan Bank.

14) On July 22, 2000, Daewoo Corporation’s stockholders approved the spin-off Plan for its business activities, and based on the approval, on December 27, 2000, Daewoo International Corporation, an international trading division and Daewoo Engineering & Construction Co., Ltd. (Daewoo E&C), a construction division, were newly established. In the spin-off plan, it specifies that newly established two companies will not be responsible for any liability which was not transferred at the time of spin-off.

Prior to the spin-off Daewoo Corporation, Daewoo Corporation informed creditors to object if they do not agree to the spin-off plan. For creditors and guarantees who have not agreed the spin-off, portion of the liabilities and grantees were transferred to Daewoo International Corporation and Daewoo E&C without complete agreements. Therefore, based on the possibilities of contingent liabilities attributable to the objection, proposed agreements and information available to the management, as of December 31, 2010, Daewoo International Corporation estimates the total contingent liabilities amounting to ~~W~~77,337 million and recorded as other non-current liabilities on their financial statements.

Daewoo International Corporation has bank overdraft agreements of up to ~~W~~10,100 million with Woori Bank and others, and there is no balance in the accounts as of December 31, 2010. Meanwhile, Daewoo International Corporation has an agreement with Woori Bank and others to open letters of credit etc. amounting to USD4,188 million as of December 31, 2010.

Daewoo International Corporation has pledged 51 blank promissory notes as collateral for contract performance guarantees to Korea National Oil Corporation (“KNOC”) as of December 31, 2010.

15) As of December 31, 2010, POSCO America Corporation has loan agreements of up to USD140 million with Bank of America and others and has used USD111 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

16) As of December 31, 2010, POSCO Asia Co., Ltd. has agreements with Bank of America, Citibank, HSBC and others for trade financing of up to USD410 million and has used USD295 million.

17) As of December 31, 2010, Zhangjiagang Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY7,446 million and USD335 million with Bank of China and others.

18) As of December 31, 2010, Qingdao Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY450 million and USD40 million with China Agriculture Bank and others, and has used USD19 million.

19) As of December 31, 2010, POSCO (Suzhou) Automotive Processing Center Co., Ltd. has loan agreements of up to USD91.7 million with Industrial and Commercial Bank of China and others and has used USD57 million.

20) As of December 31, 2010, POSCO-Japan Co., Ltd. has bank overdraft agreements for working capital of up to JPY65,800 million with MIZUHO bank and others and has used JPY44,375 million.

21) As of December 31, 2010, POSCO-Foshan Steel Processing Center Co., Ltd. has a loan agreement of up to USD170 million and has used USD32 million.

22) As of December 31, 2010, VSC POSCO Steel Corporation has a loan agreement of up to USD77 million with Standard Chartered and others and has used USD15 million.

23) As of December 31, 2010, POSCO-CTPC Co., Ltd. has a loan agreement of up to CNY130 million and USD12 million with HSBC and others and has used CNY65 million and USD7 million.

24) As of December 31, 2010, POSCO (Guangdong) Coated Steel Co., Ltd. has a loan agreement of up to USD137 million with HSBC and five other banks and has used USD50 million.

18.	Capital Stock

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of ~~W~~5,000 per share. As of December 31, 2010, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2010, ending balance of capital stock amounted to ~~W~~482,403 million; however, it is different from par value which amounted to ~~W~~435,934 million due to retirement of treasury stock.

As of December 31, 2010, total shares of ADRs are 67,255,792 shares, equivalent to 16,813,948 of common shares.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

19.	Capital Surplus

Capital surplus as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)
Additional paid-in capital	~~W~~	463,825	463,825
Revaluation surplus		3,224,770	3,224,770
Others		722,423	757,437

	~~W~~	4,411,018	4,446,032

20.	Retained Earnings

Retained earnings as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)
Appropriated
Legal reserve	~~W~~	241,202	241,202
Appropriated retained earnings for business rationalization		918,300	918,300
Reserve under Korean Tax Law		1,128,333	720,000
Voluntary reserve		24,953,394	22,768,724

		27,241,229	24,648,226
Unappropriated		4,154,241	3,287,500

	~~W~~	31,395,470	27,935,726

The Commercial Code of the Republic of Korea requires the company to appropriate annually, as a legal reserve, an amount equal to a minimum of 10% cash dividends paid, until such a reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shares.

21.	Dividends

(a) Details of interim and year-end dividends for the years ended December 31, 2010, 2009 and 2008 are as follows:

Interim Dividends

	2010			2009			2008
	Dividend Ratio	Dividend		Dividend Ratio	Dividend		Dividend Ratio	Dividend
	(%)	Amount		(%)	Amount		(%)	Amount
	(In millions of Korean Won)
Common shares	50	~~W~~	192,582	30	~~W~~	114,855	50	~~W~~	188,485

Year-end Cash Dividends

	2010			2009			2008
	Dividend Ratio	Dividend		Dividend Ratio	Dividend		Dividend Ratio	Dividend
	(%)	Amount		(%)	Amount		(%)	Amount
	(In millions of Korean Won)
Common shares	150	~~W~~	577,747	130	~~W~~	500,714	150	~~W~~	574,274

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) Details of the dividend payout ratios and dividend yield ratios for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
	Dividend payout	Dividend	Dividend payout	Dividend	Dividend payout	Dividend
	Ratio (%)	yield	Ratio (%)	yield	Ratio (%)	yield
Common shares	18.42	2.05	19.13	1.29	17.42	2.63

22.	Capital Adjustments

(a) Capital adjustments as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)
Treasury stock	~~W~~	(2,403,263)	(2,403,263)
Others		561	(7,405)

	~~W~~	(2,402,702)	(2,410,668)

(b) Treasury stocks which are maintained for stabilization of stock price in accordance with the decision made by the Board of Directors as of December 31, 2010 and 2009 are as follows:

	2010			2009
		Book		Book
	Number of Shares	Value		Value
	(In millions of Korean Won, except for share data)
Treasury stock	7,792,072	~~W~~	1,662,068	1,662,068
Specified money in trust	2,361,885	~~W~~	741,195	741,195

	10,153,957	~~W~~	2,403,263	2,403,263

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

23.	Stock Appreciation Rights

(a) The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Before the modifications (*)

Number of shares	498,000	60,000	22,000	141,500	218,600	90,000	1,030,100

Exercise price (per share)	~~W~~98,400	~~W~~135,800	~~W~~115,600	~~W~~102,900	~~W~~151,700	~~W~~194,900

After the modifications (*)

Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005

Exercise price (per share)	~~W~~98,900	~~W~~136,400	~~W~~116,100	~~W~~102,900	~~W~~151,700	~~W~~194,900

Number of shares granted	453,576	55,896	20,495	135,897	214,228	90,000	970,092

Number of shares cancelled	19,409	—	—	—	—	—	19,409

Number of shares exercised	434,167	55,896	20,495	135,897	144,964	64,000	855,419

Number of shares outstanding	—	—	—	—	69,264	26,000	95,264

Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007

	— July 23, 2008	— April 27, 2009	— Sept. 18 2009	— April 26, 2010	— July 23, 2011	— April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

(b) Expenses (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2010 are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
	(In millions of Korean Won)

Prior periods	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,896	~~W~~	81,239	~~W~~	31,694	~~W~~	221,625
Current period		—		—		—		(32)		(7,533)		(2,871)		(10,436)

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,864	~~W~~	73,706	~~W~~	28,823	~~W~~	211,189

(c) As of December 31, 2010 and 2009, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amounted to ~~W~~30,057 million and ~~W~~55,141 million, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(d) The following table summarizes information about appreciation rights granted:

	2010			2009			2008
		Weighted-			Weighted-			Weighted-
	Number of	Average		Number of	Average		Number of	Average
	Stock	Exercise		Stock	Exercise		Stock	Exercise
Stock Appreciation Rights	Appreciation	Price per		Appreciation	Price per		Appreciation	Price per
Outstanding	Rights	Share		Rights	Share		Rights	Share
	(in Korean Won)

Beginning of year	128,955	~~W~~	160,402	198,481	~~W~~	150,770	279,472	~~W~~	145,170
Granted	—		—	—		—	—		—
Excercised	(33,691)		118,528	(69,526)		117,169	(80,991)		115,715
Canceled	—		—	—		—	—		—
Forfeited	—		—	—		—	—		—

Stock appreciation rights outstanding, end of year	95,264		163,490	128,955		160,402	198,481		150,770

Excercisable at the year end	95,264	~~W~~	163,490	128,955	~~W~~	160,402	198,481	~~W~~	150,770

Weighted-average fair value at grant date		~~W~~	164,452		~~W~~	143,779		~~W~~	140,206

(e) The following table summarizes information about stock appreciation rights outstanding at December 31, 2010:

	Appreciation Rights Outstanding
		Weighted-Average	Weighted-Average
		Remaining	Exercise Price
Exercise Prices	Shares	Contractual Life	per Share
	(in Korean Won)

151,700	69,264	0.56 years		151,700
194,900	26,000	1.33 years		194,900

	95,264	0.77 years	~~W~~	163,490

24.	Derivative Financial Instruments

The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the years ended December 31, 2010 and 2009 and related contracts outstanding as of December 31, 2010 and 2009 are as follows:

				Valuation Gain/Loss				Transaction Gain/Loss
		Purpose of	Financial	Income Statement				Income Statement
Company	Type of Transaction	Transaction	Institutions	2010		2009		2010		2009
	(In millions of Korean Won)

POSCO	Currency forward	Trading	Woori Bank and others	~~W~~	—	~~W~~	—	~~W~~	26,737	~~W~~	14,177

	Embedded derivative(*)	Exchangeable Bonds	Related creditors		1,248		7,065		—		—

POSCO E&C Co., Ltd.	Currency forward	Fair value hedge	HSBC and others		13,057		10,659		10,515		12,527

	Interest Swap	Cash flow hedge	Calyon Bank and others		(1,509)		(28,045)		(6,736)		(4,322)

	Valuation of Fixed contract	Fair market value hedge	—		(16,385)		(34,328)		—		—

POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	Currency forward	Trading	SC Korea First Bank		70		23		(352)		(41)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

				Valuation Gain/Loss				Transaction Gain/Loss
		Purpose of	Financial	Income Statement				Income Statement
Company	Type of Transaction	Transaction	Institutions	2010		2009		2010		2009
	(In millions of Korean Won)

POSCO Coated & Color Steel Co., Ltd.	Currency Option	Trading	SC Korea First Bank and others		—		5,145		3,561		(6,935)

	Non-derivatives	Cash flow hedge	Citi Bank		—		—		—		2,150

POSCO Plant Engineering Co., Ltd.	Currency forward	Trading	Korea Exchange Bank and others		—		—		—		(1,270)

POSCO A&C Co., Ltd.	Currency forward	Trading	Korea Exchange Bank		(62)		—		—13		—

Posco Specialty Steel Co., Ltd.	Currency forward	Trading	SC Korea First Bank		—		6		90		211

POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.	Currency future	Trading	Woori Bank and others		—		—		—		969

POSCO Power Corp.	Currency forward	Trading	Nong Hyup Bank and others		—		5,251		(509)		—

	Currency Swap	Cash flow hedge	Calyon Bank and others		10,735		(18,670)		—		—

	Currency Swap	Trading	Mizuho Corporate Bank and others		(10,215)		—		3,528		—

POSCO TMC Co., Ltd.	Currency forward	Trading	Nong Hyup Bank and others		—		—		(32)		—

Daewoo engineering Company	Currency forward	Trading	Citibank		2,475		354		512		(7,284)

POSCO AST Co., Ltd.	Currency forward	Trading	Hana Bank		(31)		—		62		—

DaiMyung TMS Co., Ltd.	Currency forward	Trading	Woori Bank		(8)		—		(31)		—

Sungjin Geotec Co., Ltd.	Interest Swap	Trading	Shinhan Bank		(154)		—		—		—

	Currency option	Fair market value	Woori Bank		—		—		9,810		—

Daewoo International Corporation	Currency forward	Fair market value hedge	Korea Development Bank and others		8,733		—		1,639		—

	Commodity Future	Fair market value	TOYOTA and others		(31,945)		—		(33,493)		—

POSCO Austrailia Pty. Ltd.	Derivatives	Trading	MML		—		9,295		—		—

				~~W~~	(23,991)	~~W~~	(43,245)	~~W~~	15,288	~~W~~	10,182

(*)	POSCO applied derivative accounting on exchangeable right to investors related to exchangeable bond issued on August 19, 2008 as the exchangeable right meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~885 million (JPY63,354,000) and ~~W~~2,133 million (JPY168,994,000) as of December 31, 2010 and 2009, respectively. This exchangeable right is included in other long-term liabilities (note 14).

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

25.	Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
	(In millions of Korean Won)
Transportation and storage	~~W~~	1,251,325	648,345	781,425
Salaries		532,712	280,529	256,959
Welfare		139,954	142,429	159,732
Depreciation and amortization		230,699	123,525	106,271
Fees and charges		266,787	158,158	124,123
Advertising		108,532	94,696	98,780
Research and development expense		141,787	84,382	94,571
Severance benefits		78,244	27,482	52,433
Sales commissions		149,074	80,159	83,057
Travel		53,246	24,827	30,537
Rent		62,887	30,929	24,204
Repairs		6,880	20,439	13,135
Training		33,759	18,104	24,397
Office supplies		14,100	8,378	8,482
Provision for doubtful accounts		64,326	42,020	24,033
Meetings		17,536	11,012	11,612
Taxes and public dues		43,530	24,500	29,595
Vehicle expenses		11,434	5,627	4,626
Membership fees		10,642	8,417	8,312
Sales promotions		19,489	8,186	7,638
Entertainment		20,422	11,393	12,542
Others		81,511	95,877	49,904

	~~W~~	3,338,876	1,949,414	2,006,368

26.	Income Taxes

(a) Income tax expense for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
	(In millions of Korean Won)
Current income taxes	~~W~~	1,139,085	576,303	2,181,238
Deferred income taxes		313,835	475,187	(712,233)
Carry-forward income tax		35,291	(309,942)	(9,976)
Items charged directly to shareholders’ equity		(306,123)	(229,701)	303,060
Tax effect due to consolidation entries		(69,192)	24,149	(28,106)

	~~W~~	1,112,896	535,996	1,733,983

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2010, 2009 and 2008:

	2010		2009	2008
	(In millions of Korean Won)
Net income before income tax expense	~~W~~	5,337,686	3,739,275	6,095,639
Income tax expense computed at statutory rate		1,291,720	904,905	1,676,301
Adjustments:
Tax credit		(295,725)	(370,958)	(167,962)
Effect of changes in tax rate		(854)	14,074	74,493
Tax payment (refund) (*1)		17,061	(140,442)	—
Others, net (*2)		100,694	128,417	151,151

Income tax expense	~~W~~	1,112,896	535,996	1,733,983

Effective rate (%)		20.8	14.3	28.4

(*1)	The amount in 2009 primarily represents refunds of additional tax payments made in 2005 in accordance with a decision of Tax Tribunal that was finalized in 2009.

(*2)	Consists of deferred tax assets, which have not been recognized as realization is not considered probable, of ~~W~~120,395 million for the year ended December 31, 2010 and deferred tax assets, which have not been recognized as realization is not considered probable, of ~~W~~49,995 million and foreign tax rate differential of ~~W~~12,896 million for the year ended December 31, 2009 and deferred tax assets, which have not been recognized, as realization is not considered probable, of ~~W~~119,632 million for the year ended December 31, 2008.

(c) Changes in temporary differences and deferred income taxes for the years ended December 31, 2010 and 2009 are as follows:

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010		Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010
	(In millions of Korean Won)

Deductible temporary differences:
Reserve for special repairs	~~W~~	(173,990)	~~W~~	48,447	~~W~~	(125,543)	~~W~~	(39,500)	~~W~~	11,724	~~W~~	(27,776)
Allowance for doubtful accounts		168,340		26,635		194,975		39,525		6,897		46,422
Reserve for technology developments		(835,700)		(423,750)		(1,259,450)		(184,259)		(92,882)		(277,141)
Dividend income from related companies		491,042		257,133		748,175		108,029		56,296		164,325
Depreciation expense		(364,833)		178,455		(186,378)		(83,258)		38,410		(44,848)
Valuation of equity method investments		(1,806,491)		(1,348,306)		(3,154,797)		(307,388)		(164,863)		(472,251)
Prepaid expenses		73,996		8,601		82,597		17,882		1,966		19,848
Impairment loss on property, plant and equipment		120,867		77,138		198,005		11,309		14,877		26,186
Gain/loss on foreign currency translation		238,849		244,535		483,384		51,507		55,572		107,079
Provision for severance benefits		215,942		61,627		277,569		48,620		12,459		61,079
Group severance insurance deposits		(189,739)		(47,261)		(237,000)		(42,960)		(9,180)		(52,140)
Provision for construction losses		58,280		(2,785)		55,495		14,104		(690)		13,414
Provision for construction warranty		33,170		1,288		34,458		7,464		272		7,736
Appropriated retained earnings for technological development		(1,000)		1,000		—		(242)		242		—
Accrued income		(3,827)		(2,789)		(6,616)		(650)		(614)		(1,264)
Accrued on valuation of Inventories		34,512		30,399		64,911		8,199		7,408		15,607
Others		642,678		(84,298)		558,380		146,666		30,997		177,663

	~~W~~	(1,297,904)	~~W~~	(973,931)	~~W~~	(2,271,835)	~~W~~	(204,952)	~~W~~	(31,109)	~~W~~	(236,061)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010		Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010
	(In millions of Korean Won)

Deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments	~~W~~	(729,327)	~~W~~	(777,933)	~~W~~	(1,507,260)	~~W~~	(160,513)	~~W~~	(170,761)	~~W~~	(331,274)
Gain on valuation of available-for-sale securities		(1,020,472)		(565,771)		(1,586,243)		(238,573)		(142,613)		(381,186)
Loss on valuation of available-for-sale securities		882,542		(237,930)		644,612		195,016		(51,153)		143,863
Others		—		(37,389)		(37,389)		—		(8,227)		(8,227)

	~~W~~	(867,257)	~~W~~	(1,619,023)	~~W~~	(2,486,280)	~~W~~	(204,070)	~~W~~	(372,754)	~~W~~	(576,824)

Deferred tax from tax credit
and others:
Tax credit							~~W~~	288,550	~~W~~	(64,485)	~~W~~	224,065
Deficit carry-forwards								45,676		49,220		94,896

							~~W~~	334,226	~~W~~	(15,265)	~~W~~	318,961

Tax effect on elimination of inter-company profit and others								241,640		(470,296)		(228,656)

							~~W~~	166,844	~~W~~	(889,424)	~~W~~	(722,580)

Tax effect from change of consolidation scope (*1)										609,490

									~~W~~	(279,934)

(*1)	Represents changes in deferred tax assets (liabilities) resulting from changes in consolidation scope which did not impact current period income tax expenses.

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009		Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009
	(In millions of Korean Won)

Deductible temporary differences:
Reserve for special repairs	~~W~~	(281,825)	~~W~~	107,835	~~W~~	(173,990)	~~W~~	(62,422)	~~W~~	22,922	~~W~~	(39,500)
Allowance for doubtful accounts		292,571		(124,231)		168,340		63,786		(24,261)		39,525
Reserve for technology developments		(9,464)		(826,236)		(835,700)		(2,150)		(182,109)		(184,259)
Dividend income from related companies		431,497		59,545		491,042		94,929		13,100		108,029
Depreciation expense		(274,668)		(90,165)		(364,833)		(60,194)		(23,064)		(83,258)
Valuation of equity method investments		(1,376,045)		(430,446)		(1,806,491)		(210,804)		(96,584)		(307,388)
Prepaid expenses		69,227		4,769		73,996		16,289		1,593		17,882
Impairment loss on property, plant and equipment		126,027		(5,160)		120,867		42,667		(31,358)		11,309
		634,028		(395,179)		238,849		140,283		(88,776)		51,507
Provision for severance benefits		175,238		40,704		215,942		39,376		9,244		48,620
Group severance insurance deposits		(114,741)		(74,998)		(189,739)		(25,921)		(17,039)		(42,960)
Provision for construction losses		36,243		22,037		58,280		8,112		5,992		14,104
Provision for construction warranty		26,595		6,575		33,170		5,852		1,612		7,464
Appropriated retained earnings for technological development		(2,000)		1,000		(1,000)		(462)		220		(242)
Accrued income		(2,744)		(1,083)		(3,827)		15		(665)		(650)
Accrued on valuation of inventories		12,121		22,391		34,512		2,944		5,255		8,199
Others		275,369		367,309		642,678		32,248		114,418		146,666

	~~W~~	17,429	~~W~~	(1,315,333)	~~W~~	(1,297,904)	~~W~~	84,548	~~W~~	(289,500)	~~W~~	(204,952)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Temporary Differences						Deferred Income Tax
	Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009		Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009
	(In millions of Korean Won)

Deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments	~~W~~	(721,748)	~~W~~	(7,579)	~~W~~	(729,327)	~~W~~	(159,500)	~~W~~	(1,013)	~~W~~	(160,513)
Gain on valuation of available-for-sale securities		(340,226)		(680,246)		(1,020,472)		(74,222)		(164,351)		(238,573)
Loss on valuation of available-for-sale securities		962,542		(80,000)		882,542		212,140		(17,124)		195,016
Others		14,618		(14,618)		—		3,199		(3,199)		—

	~~W~~	(84,814)	~~W~~	(782,443)	~~W~~	(867,257)	~~W~~	(18,383)	~~W~~	(185,687)	~~W~~	(204,070)

Deferred tax from tax credit and others:
Tax credit							~~W~~	16,471	~~W~~	272,079	~~W~~	288,550
Deficit carry-forwards								7,813		37,863		45,676

							~~W~~	24,284	~~W~~	309,942	~~W~~	334,226

Tax effect on elimination of inter-company profit								265,789		(24,149)		241,640

							~~W~~	356,238	~~W~~	(189,394)	~~W~~	166,844

27.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
	(In millions of Korean Won, except per share information)

Net income attributable to controlling interest	~~W~~	4,181,285	3,218,425	4,378,751
Weighted-average number of common shares outstanding (*)		77,032,878	76,661,240	75,493,523

Basic and diluted earnings per share	~~W~~	54,279	41,982	58,002

(*)	Basic and diluted earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,525,595)	(11,693,312)

Weighted-average number of common shares outstanding	77,032,878	76,661,240	75,493,523

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

28.	Comprehensive Income

Comprehensive income for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
	(In millions of Korean Won)

Net income	~~W~~	4,217,695	3,242,311	4,350,104
Other comprehensive income (loss)
Gain on valuation of available-for-sale securities, net		741,983	776,060	(1,714,939)
Less: tax effect		(184,995)	(181,471)	427,512
Changes in capital adjustments of equity method investments		(183,116)	34,077	48,139
Less: tax effect		148,074	(22,983)	(11,903)
Foreign currency translation adjustments		144,037	(165,124)	576,489
Less: tax effect		(42,701)	21,961	(75,291)
Gain on valuation of derivative instruments		—	14,541	(9,175)
Less: tax effect		—	(3,199)	1,868

		623,282	473,862	(757,300)

Comprehensive income	~~W~~	4,840,977	3,716,173	3,592,804

Controlling interest	~~W~~	4,734,913	3,695,881	3,571,832
Non-controlling interest	~~W~~	106,064	20,292	20,972

29.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2010 and 2009 are as follows:

	2010				2009
			Won				Won
	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
	(In millions of Korean Won, other currencies in thousands)

Assets
Cash, cash equivalents and financial instruments	USD	346,430	~~W~~	394,549	USD	362,217	~~W~~	422,925
	JPY	348,701		4,872	JPY	502		6
	EUR	4,011		6,071	EUR	882		1,477
	Foreign subsidiaries	1,033,538		1,177,097	Foreign subsidiaries	723,876		845,198
Trade accounts and	USD	1,440,400		1,640,471	USD	448,193		523,310
notes receivable	JPY	6,449,198		90,100	JPY	5,552,183		70,114
	EUR	162,932		246,614	EUR	38,941		65,198
	Foreign subsidiaries	2,240,818		2,552,067	Foreign subsidiaries	1,075,209		1,255,413
Other accounts and
notes receivable	USD	99,587		113,420	USD	14,023		16,373
	JPY	11,144		156	JPY	8,879		112
	EUR	279		422		—		—
	Foreign subsidiaries	101,415		115,501	Foreign subsidiaries	82,694		96,552

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	2010				2009
			Won				Won
	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
	(In millions of Korean Won, other currencies in thousands)

Short-term and long-term loans receivable	USD	89,428		101,850	USD	849		991
	Foreign subsidiaries	736,056		838,294	Foreign subsidiaries	481,875		562,637
Long-term trade accounts
and notes receivable	USD	8,932		10,173		—		—
	Foreign subsidiaries	1,849		2,106	Foreign subsidiaries	71		82
Investment securities (*1)	Foreign subsidiaries	678,525		772,772	Foreign subsidiaries	405,168		473,075
Guarantee deposits	USD	1,818		2,071	USD	361		422
	EUR	135		205	EUR	135		226
	Foreign subsidiaries	8,509		9,690	Foreign subsidiaries	6,526		7,619

			~~W~~	8,078,501			~~W~~	4,341,730

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of foreign subsidiaries are converted into US dollars.

	2010				2009
			Won				Won
	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
	(In millions of Korean Won, other currencies in thousands)

Liabilities
Trade accounts and
notes payable	USD	1,272,190	~~W~~	1,448,898	USD	357,303	~~W~~	417,187
	JPY	3,669,833		51,271	JPY	1,972,372		24,908
	EUR	83,306		126,092	EUR	40,581		67,944
	Foreign subsidiaries	1,945,915		2,216,202	Foreign subsidiaries	883,962		1,032,114
Other accounts and
notes payable	USD	103,901		118,333	USD	45,841		53,524
	JPY	703,572		9,829	JPY	420,914		5,315
	EUR	19,585		29,644	EUR	3,396		5,686
	Foreign subsidiaries	79,576		90,630	Foreign subsidiaries	44,249		51,666
Accrued expenses	USD	10,934		12,452	USD	1,479		1,727
	JPY	198,028		2,767	JPY	137,450		1,736
	EUR	4,460		6,750	EUR	—		—
	Foreign subsidiaries	156,473		178,208	Foreign subsidiaries	29,795		34,789
Short-term borrowings	USD	1,311,607		1,493,789	USD	435,784		508,821
	JPY	646,092		9,026	JPY	—		—
	EUR	60,053		90,896	EUR	—		—
	Foreign subsidiaries	3,091,405		3,520,801	Foreign subsidiaries	1,984,096		2,316,630

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	2010				2009
			Won				Won
	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
	(In millions of Korean Won, other currencies in thousands)

Withholdings	USD	9,067		10,327	USD	39,148		45,709
	JPY	—		—	JPY	372,553		4,705
	EUR	23		34	EUR	11,827		19,802
	Foreign subsidiaries	9,101		10,365	Foreign subsidiaries	1,614		1,885
Debentures (*1)	USD	2,457,405		2,798,739	USD	1,340,000		1,564,584
	JPY	181,794,972		2,539,821	JPY	182,592,205		2,305,811
	Foreign subsidiaries	—		—	Foreign subsidiaries	—		—
Loans from foreign
financial institutions	USD	568,257		647,188	USD	64,550		75,369
	JPY	16,997,747		237,472	JPY	285,686		3,608
	EUR	85,553		129,493		—		—
	Foreign subsidiaries	1,412,963		1,609,224	Foreign subsidiaries	1,103,630		1,288,598
Foreign currency loans	EUR	3,328		5,037	EUR	3,964		6,637

			~~W~~	17,393,288			~~W~~	9,838,755

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of foreign subsidiaries are converted into US dollars.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

30.	Related Party Transactions

(a) As of December 31, 2010, the subsidiaries of the Company are as follows:

Domestic (37)	POSCO E&C Co., Ltd., POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.), POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO ICT Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSTECH Venture Capital Corp, eNtoB Corporation, POSCO Chemtech Company Ltd., POSCO Terminal Co., Ltd., Metapolis Co., Ltd., POSMATE Co., Ltd., POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.), POSCO Power Corp., POSTECH 2006 Energy Fund, PHP Co., Ltd., POSCO TMC Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, POSCO FeulCell Co., Ltd., POSCO AST CO., LTD., DAIMYUNG TMS. CO. LTD., POS-HiMETAL CO., Ltd., POSCO E&E Co., Ltd., Gwangyang Steel Fabrication Center, 9digit Co., Ltd., Sungjin Geotec Co., Ltd., Postech Early Stage Fund, POSCO Family Strategy Fund, Daewoo International Corporation, POSCO LED Co., Ltd., POSCO NST Co., Ltd., POHANG SRDC CO., Ltd.,

Overseas (76)	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkveiw Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co.,Ltd., POSCO-JKPC Co.,Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., POSCO-JOPC Co.,Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co., Ltd., POSCO Bio Ventures L.P., POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd., POS-Ore Pty. Ltd., POSCO China Holding Corporation, POSCO Japan Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd.,

POSCO India Private Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co., Ltd. (POSCO-CFPC), POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V, Zhangjiagang Pohang Port Co., Ltd., Qingdao Pos-metal Co., Ltd., POSCO Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd, POSCO-Poland Wroclaw Steel Processing Center Co., Ltd, POS-NP Pty. Ltd., POSCO-Vietnam Processing Center Co., Ltd., POSCO (Chongqing) Automotive Processing Center Co, Ltd., Suzhou POS-CORE Technology Co., Ltd., POSCO-JYPC Co.,Ltd., POSCO-Malaysia SDN BHD, POS-Minerals Corp., POSCO (Wuhu) Automotive Processing Center Co., Ltd., POSCO-Philippine Manila Processing Center Inc., POSCO-MESDC Co., Ltd., POSCO-VST Co., Ltd., POSCO Maharashtra Steel Private Limited, POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center Co., Ltd.,

POSCO Vietnam Ha Noi Processing Center Co, Ltd., POSCO (Liaoning) Automotive Processing Center Ltd., POSCO-Indonesia Jakarta Processing Center, PT, POSCO China Dalian Plate Processing Center Ltd., POSCO-NCR COAL Ltd., POSCO WA Pty. Ltd., Daewoo International (America) Corp., Daewoo International Deutschland GmbH, Daewoo International Japan Corp.,Daewoo International Singapore Pte. Ltd., Daewoo Italia S.r.l., Daewoo Cement (Shandong) Co., Ltd., Daewoo (China) Co., Ltd., PT. Rismar Daewoo Apparel, Daewoo Textile Fergana LLC, Daewoo Textile Bukhara LLC, Daewoo International Australia Holdings Pty. Ltd., Daewoo Paper Manufacturing Co., Ltd., POSCO Mauritius Ltd., POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd., Daewoo International Mexico, S.A. de C.V., Xenesys Inc.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2010, 2009 and 2008, and the related account balances as of December 31, 2010 and 2009 are as follows:

	Sales and Others (*1)				Purchase and Others (*1)
	2010		2009	2008	2010		2009	2008
	(In millions of Korean Won)

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	7,441	4,605	13,626	~~W~~	2,245,401	2,546,163	1,121,335
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)		1,082,903	1,167,877	1,455,354		456,045	158,260	244,908
POSCO Coated Steel Co., Ltd.		685,698	494,938	609,377		2,778	1,490	1,916
POSCO Plant Engineering Co., Ltd.		3,479	10,352	19,611		239,694	280,573	237,824
POSCO ICT Co., Ltd.		1,212	1,121	1,790		491,631	468,534	416,305
POSCO America Corporation		233,594	169,274	168,663		—	—	93
POSCO Canada Ltd.		—	—	40		170,379	84,192	289,015
POSCO Asia Co., Ltd.		1,377,802	1,093,589	951,867		148,050	76,004	215,318
POSCO-JKPC Co., Ltd.		65,938	30,088	—		194	—	—
POSCO (Thailand) Co., Ltd.		123,913	70,129	91,077		88	5	—
eNtoB Corporation		2	—	—		87,046	225,439	—
POSCO Chemtech Company Ltd.		142,677	87,121	57,189		571,755	475,269	350,153
POSCO-MKPC SDN BHD		64,136	54,766	—		—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		78,064	185,002	93,232		—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		113,416	113,392	—		—	—	—
POSCO Japan Co., Ltd.		1,161,919	690,289	1,191,222		267,058	84,112	23,233
POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)		29,083	18,945	25,115		255,514	203,179	268,044
POS-India Pune Steel Processing Centre Pvt. Ltd.		164,628	110,901	66,931		—	—	—
POSCO-Foshan Steel Processing Center Co., Ltd.		71,640	58,413	—		—	—	—
POSCO-MPC S.A. de C.V.		125,768	98,476	—		151	—	—
POSCO Vietnam Co., Ltd.		188,595	117,296	1,026		—	—	—
POSCO-Mexico Co., Ltd.		273,241	125,057	—		7	—	—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		90,871	76,997	—		76	511	—
POSCO TMC Co., Ltd.		151,323	130,964	131,497		86	39	176
POSCO-JYPC Co., Ltd.		67,213	—	—		—	—	—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		101,710	83,526	—		—	—	—
POSCO AST Co., Ltd.		267,323	83,245	—		54,969	20,938	—
Daewoo International Corporation		867,916	—	—		2,710	—	—
Others		380,549	226,793	347,681		214,361	122,585	125,627

	~~W~~	7,922,054	5,303,156	5,225,298	~~W~~	5,207,993	4,747,293	3,293,947

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Receivables (*2)			Payables (*2)
	2010		2009	2010		2009
	(In millions of Korean Won)

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	133,793	142,813	~~W~~	230,830	536,857
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)		129,028	114,697		5,439	3,494
POSCO Coated Steel Co., Ltd.		104,663	109,616		337	199
POSCO Plant Engineering Co., Ltd.		28,262	4,683		60,052	59,984
POSCO ICT Co., Ltd.		21,031	40,458		94,145	111,186
POSCO America Corporation		12,027	6,163		—	—
POSCO Canada Ltd.		—	—		—	—
POSCO Asia Co., Ltd.		120,658	40,548		3,767	1,170
POSCO-JKPC Co., Ltd.		1,496	33		—	—
POSCO (Thailand) Co., Ltd.		26,163	19,835		—	—
eNtoB Corporation		—	—		2,000	6,561
POSCO Chemtech Company Ltd.		33,832	6,879		63,090	68,529
POSCO-MKPC SDN BHD		—	437		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		13,836	24,205		—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		—	—		—	—
POSCO Japan Co., Ltd.		23,921	25,637		8,112	8,949
POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)		3,260	1,472		31,685	24,942
POS-India Pune Steel Processing Centre Pvt. Ltd.		10,412	12,356		—	—
POSCO-Foshan Steel Processing Center Co., Ltd.		—	—		—	—
POSCO-MPC S.A. de C.V.		—	—		—	—
POSCO Vietnam Co., Ltd.		665	95,518		—	—
POSCO-Mexico Co., Ltd.		80,309	16,247		—	—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		—	13		—	—
POSCO TMC Co., Ltd.		11,823	11,678		12	24
POSCO-JYPC Co., Ltd.		—	—		—	—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		—	—		—	—
POSCO AST Co., Ltd.		19,031	17,492		8,255	7,572
Daewoo International Corporation		138,975	—		—	—
Others		35,740	26,867		37,707	19,237

	~~W~~	948,925	717,647	~~W~~	545,431	848,704

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(c) Significant transactions, which occurred in the ordinary course of business, with equity-method investees for the years ended December 31, 2010 and 2009, 2008 and the related account balances as of December 31, 2010 and 2009 are as follows:

	Sales and Others (*1)				Purchases and Others (*1)
	2010		2009	2008	2010		2009	2008
	(In millions of Korean Won)

Equity method investees
USS-POSCO Industries (UPI)		308,998	241,921	428,092		185	58	—
Poschrome (Proprietary) Ltd.		—	—	98		82,170	53,711	91,467
SNNC Co., Ltd.		1,763	1,437	2,245		519,871	368,742	33,867
Others		11,890	5,973	26,677		159	3,018	352,572

	~~W~~	322,651	249,331	457,112	~~W~~	602,385	425,529	477,906

	Receivables (*2)			Payables (*2)
	2010		2009	2008		2007
	(In millions of Korean Won)

Equity method investees
USS-POSCO Industries (UPI)		58,347	39,052		—	—
Poschrome (Proprietary) Ltd.		—	176		—	—
SNNC Co., Ltd.		182	1,974		57,512	26,963
Others		—	—		33,962	34,040

	~~W~~	58,529	41,202	~~W~~	91,474	61,003

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.

(d) Eliminations of inter-company revenues and expenses for the year ended December 31, 2010, 2009 and 2008, and receivables and payables as of December 31, 2010, 2009 and 2008 are as follows:

	Sales and		Purchase and
	Others (*1)		Others (*1)		Payables (*2)		Receivables (*2)
	(In millions of Korean Won)
Subsidiaries
POSCO	~~W~~	7,922,054	~~W~~	5,207,993	~~W~~	948,925	~~W~~	545,431
POSCO E&C Co., Ltd.		3,096,242		355,502		339,041		234,633
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)		800,535		1,464,917		94,063		143,683
POSCO Coated Steel Co., Ltd.		148,207		756,164		17,117		121,002
POSCO Plant Engineering Co., Ltd.		317,579		17,927		84,037		55,505
POSCO ICT Co., Ltd.		592,701		12,120		118,382		44,369
POSCO Specialty Steel Co., Ltd.		120,934		85,003		27,844		14,863
eNtoB Corporation		124,655		276		21,411		—
POSCO Chemtech Company Ltd.		622,916		152,698		76,991		44,572
Metapolis Co., Ltd.		—		123,283		—		25,041

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Sales and		Purchase and
	Others (*1)		Others (*1)		Payables (*2)		Receivables (*2)
	(In millions of Korean Won)
POSCO M-TECH Co., Ltd. (formerly, Samjung Packing & Aluminum Co., Ltd.)		273,441		33,225		35,920		3,595
POSCO Power Corp.		1,259		598,825		5,051		10,504
POSCO TMC Co., Ltd.		10,183		153,391		955		11,823
Daewoo engineering Company		131,472		31,173		40,363		12,629
POSCO AST Co., Ltd.		71,937		278,987		29,759		20,639
Daewoo International Corporation		2,864,387		1,539,569		793,029		183,752
POSCO America Corporation		45,844		280,798		3,068		12,428
POSCO Australia Pty. Ltd.		4,191		22,901		62,255		104,150
POSCO Canada Ltd.		170,379		—		—		—
POSCO Asia Co., Ltd.		1,445,804		1,584,930		353,369		134,578
POSCO-CTPC Co., Ltd.		38		123,139		—		31,054
Zhangjiagang Pohang Stainless Steel Co., Ltd.		670,765		86,469		89,571		17,880
Guangdong Pohang Coated Steel Co., Ltd.		16,763		194,259		917		39,229
POSCO (Thailand) Co., Ltd.		88		181,097		—		60,178
POSCO Investment Co., Ltd.		3,698		—		453,360		—
POSCO-MKPC SDN BHD		—		104,634		—		3,789
Qingdao Pohang Stainless Steel Co., Ltd.		251,177		488,661		23,041		68,848
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		72		307,399		15		66,781
POS-Qingdao Coil Center Co., Ltd.		49		146,527		106		27,315
POSCO Japan Co., Ltd.		501,416		1,216,883		103,659		27,703
POS-India Pune Steel Processing Centre Pvt. Ltd.		468		184,760		747		24,860
POSCO-JNPC Co., Ltd.		18,875		198,205		1,883		73,772
POSCO-Foshan Steel Processing Center Co., Ltd. (POSCO-CFPC)		1,222		504,221		—		82,002
POSCO-MPC S.A. de C.V.		511		211,443		67		22,301
POSCO Vietnam Co., Ltd.		274,671		752,472		11,684		243,374
POSCO-Mexico Co., Ltd.		78,491		292,878		10,776		142,839
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		556		107,571		22		7,341
Daewoo International (America) Corp.		47,288		627,635		9,587		219,195
Daewoo International Deutschland GmbH		50,427		437,571		614		92,249
Daewoo International Japan Corp.		112,108		551,745		3,326		97,273
Daewoo International Singapore Pte. Ltd.		238,094		742,779		3,733		63,628
Daewoo Italia S.r.l		815		212,617		1,475		16,686
Others		651,438		1,311,103		191,542		806,211

2010	~~W~~	21,683,750	~~W~~	21,683,750	~~W~~	3,957,705	~~W~~	3,957,705

2009		12,990,672		12,990,672		2,653,865		2,653,865
2008		11,440,682		11,440,682		2,458,650		2,458,650

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(e) For the years ended December 31, 2010 and 2009, details of compensation to key management officers excluding stock appreciation rights are as follows:

	2010		2009
	(In millions of Korean Won)
Salaries	~~W~~	52,494	43,608
Severance benefits		17,159	15,216
Management achievement awards and others		43,011	34,455

Total	~~W~~	112,664	93,279

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. The Company recognized expense related to stock appreciation rights which were decreased by ~~W~~10,436 million, and increased by ~~W~~36,100 million for the year ended December 31, 2010 and 2009, respectively.

31.	Segment and Regional Information

Our operating businesses are organized based on the nature of markets and customers. We have four reportable operating segments — the steel segment, the engineering and construction segment, the trading segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas.

The segment results are measured based on sales and operating income in accordance with Korean GAAP without any adjustment for corporate allocations. The segment assets are measured based on total assets in accordance with Korean GAAP without any adjustment for corporate allocations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(a) The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2010:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean Won)
Sales
Total sales	~~W~~	43,805,940	7,580,791	25,038,557	5,868,985	(21,656,413)	~~W~~	60,637,860
Inter-company sales		(9,725,797)	(3,364,293)	(6,158,977)	(2,407,346)	21,656,413		—

Net sales	~~W~~	34,080,143	4,216,498	18,879,580	3,461,639	—	~~W~~	60,637,860

Operating income	~~W~~	5,300,081	319,052	234,788	396,595	(512,207)	~~W~~	5,738,309
Inventories	~~W~~	7,770,426	634,456	1,122,533	348,675	(72,637)		9,803,453
Investments (non-current)		16,500,546	995,211	3,013,674	1,841,940	(11,581,930)	~~W~~	10,769,441
Equity method investments		11,365,052	638,589	2,183,696	842,176	(12,294,030)		2,735,483
Property, plant and equipment		22,142,843	1,126,165	463,013	3,512,104	(1,544,976)		25,699,149
Intangible assets (*1)		296,152	12,294	48,803	202,455	2,601,748		3,161,452
Goodwill		47,513	187,192	1,145,477	85,492	—		1,465,674
Total Assets	~~W~~	56,903,869	7,045,398	8,028,890	9,260,698	(13,292,922)	~~W~~	67,945,933
Depreciation and amortization	~~W~~	2,641,203	47,430	10,789	212,498	39,748	~~W~~	2,951,668
Capital expenditure		4,699,869	151,615	49,784	947,569	47,123		5,895,960
Stock compensation expenses		—	—	—	—	—		—

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2009:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean Won)

Sales
Total sales	~~W~~	34,503,317	7,760,374	4,120,088	3,420,139	(12,948,917)	~~W~~	36,855,001
Inter-company sales		(6,090,338)	(3,852,222)	(1,137,776)	(1,868,581)	12,948,917		—

Net sales	~~W~~	28,412,979	3,908,152	2,982,312	1,551,558	—	~~W~~	36,855,001

Operating income	~~W~~	3,217,117	345,647	32,795	268,027	4,576	~~W~~	3,868,162
Inventories	~~W~~	4,208,446	718,815	156,083	157,836	(88,341)	~~W~~	5,152,839
Investments (non-current)		10,319,818	888,745	594,174	1,241,058	(6,572,796)		6,470,999
Equity method investments		5,712,306	496,807	536,999	546,857	(6,465,386)		827,583
Property, plant and equipment		19,694,065	1,143,885	220,729	2,087,110	(1,306,004)		21,839,785
Intangible assets (*1)		198,763	20,042	1,646	101,972	307,546		629,969
Goodwill		46,968	198,580	—	26,544	—		272,092
Total Assets	~~W~~	46,249,396	6,080,744	1,808,745	5,539,673	(9,366,810)	~~W~~	50,311,748
Depreciation and amortization	~~W~~	2,368,575	25,363	5,564	205,800	(52,220)	~~W~~	2,553,082
Capital expenditure	~~W~~	4,802,933	207,588	1,435	830,126	564,421		6,406,503
Stock compensation expenses		36,100	—	—	—	—		36,100

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2008:

			Engineering and			Consolidation
	Steel		Construction	Trading	Others	Adjustment	Consolidated
	(In millions of Korean Won)

Sales
Total sales	~~W~~	38,448,113	5,528,105	5,656,959	3,749,459	(11,640,000)	~~W~~	41,742,636
Inter-company sales		(6,547,017)	(1,855,696)	(1,392,356)	(1,844,931)	11,640,000		—

Net sales	~~W~~	31,901,096	3,672,409	4,264,603	1,904,528	—	~~W~~	41,742,636

Operating income	~~W~~	6,628,789	283,973	49,117	488,078	(276,028)	~~W~~	7,173,929
Inventories	~~W~~	7,569,508	847,481	323,164	219,574	(298,006)	~~W~~	8,661,721
Investments (non-current)		8,722,560	1,067,694	603,289	1,027,891	(6,143,269)		5,278,165
Equity method investments		5,094,239	659,363	537,533	688,493	(6,147,092)		832,536
Property, plant and equipment		17,393,603	614,477	231,164	1,637,042	(1,807,187)		18,069,099
Intangible assets (*1)		223,177	21,825	957	157,206	320,602		723,767
Goodwill		13,698	209,461	—	47,683	—		270,842
Total Assets	~~W~~	42,884,329	6,324,810	1,976,797	4,916,085	(9,140,739)	~~W~~	46,961,282
Depreciation and amortization	~~W~~	2,171,387	17,710	5,660	150,177	35,124	~~W~~	2,380,058
Capital expenditure		3,922,096	289,775	88,405	320,417	(527,380)		4,093,313
Stock compensation expenses		—	—	—	—	—		—

(*1)	Includes goodwill.

The following table provides reconciliation from the total segment operating profit to the Company’s income before income taxes and net income (loss) of consolidated subsidiaries before acquisition for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
	(In millions of Korean Won)

Total of segment results	~~W~~	6,250,516	3,863,586	7,449,957
Consolidation adjustment (*1)		(512,207)	4,576	(276,028)
Non-operating expense, net (*2)		(400,623)	(128,887)	(1,078,290)

Net income before income tax expenses	~~W~~	5,337,686	3,739,275	6,095,639

(*1)	Consolidated adjustments consist primarily of the elimination of intersegment transactions.

(*2)	See the Consolidated Statements of Income for details of non-operating income and expense items.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) Net sales for the years ended December 31, 2010, 2009 and 2008, and long-lived assets by geographic location as of December 31, 2010 and 2009, are as follows:

	Sales (*1)						Property, Plant and Equipment
	2010		2009		2008		2010		2009
	(In millions of Korean Won)

Customer Location
Korea	~~W~~	30,728,032	~~W~~	22,528,633	~~W~~	26,886,852		22,627,930	~~W~~	19,384,333
Japan		2,803,875		1,387,095		2,043,819		289,421		266,515
China		8,088,644		5,049,354		4,875,784		1,301,638		1,030,625
Asia/Pacific, excluding Japan and China		9,021,234		2,898,798		3,138,884		797,412		687,234
North America		2,346,516		751,983		800,817		1,232		18,984
Others		7,649,559		4,239,138		3,996,480		681,516		452,094

	~~W~~	60,637,860	~~W~~	36,855,001	~~W~~	41,742,636	~~W~~	25,699,149	~~W~~	21,839,785

(*1)	Represents revenues, net of consolidation adjustments, incurred based on customers’ locations instead of the Company and subsidiaries’ locations.

(c) Condensed consolidated statements of financial position as of December 31, 2010 and 2009 categorized by type of business are as follows:

	Non-financial Institution			Financial Institution
	2010		2009	2010		2009
	(In millions of Korean Won)

Assets
Current assets	~~W~~	26,820,378	20,233,636	~~W~~	286,745	400,514
Non-current assets		40,783,859	29,535,124		54,951	142,474
Investment assets		10,718,547	6,332,198		50,894	138,801
Property, plant and equipment		25,699,045	21,839,775		104	10
Intangible assets		3,161,418	629,918		34	51
Other non-current assets		1,204,850	733,233		3,919	3,612

Total assets		67,604,237	49,768,760		341,696	542,988

Liabilities
Current liabilities		16,505,851	8,878,677		587,376	396,141
Non-current liabilities		13,650,383	9,371,979		902	637

Total liabilities	~~W~~	30,156,234	18,250,656	~~W~~	588,278	396,778

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(d) Condensed consolidated statements of income for the years ended December 31, 2010 and 2009 categorized by type of business are as follows:

	Non-financial Institution			Financial Institution
	2010		2009	2010		2009
	(In millions of Korean Won)

Sales	~~W~~	60,629,216	36,836,780	~~W~~	8,644	18,221
Cost of goods sold		51,556,696	31,032,184		3,979	5,241
Selling and administrative expenses		3,334,786	1,944,829		4,090	4,585

Operating income		5,737,734	3,859,767		575	8,395
Non-operating income		2,855,257	2,361,475		1,505	918
Non-operating expenses		3,256,020	2,481,060		1,365	10,220

Net income before income tax expense		5,336,971	3,740,182		715	(907)
Income tax expense (benefit)		1,112,852	536,068		44	(72)
Net income (loss) of subsidiaries before acquisition		7,095	(39,032)		—	—

Net income (loss)	~~W~~	4,217,024	3,243,146	~~W~~	671	(835)

Controlling interest	~~W~~	4,180,614	3,219,260	~~W~~	671	(835)
Non-controlling interest	~~W~~	36,410	23,886	~~W~~	—	—

32.	Significant Differences between Korean GAAP and U.S. GAAP

Reconciliation to U.S. Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the consolidated financial position of POSCO as of December 31, 2010 and 2009 and the related consolidated net income for the three years ended December 31, 2010, 2009 and 2008 to the extent described below.

A description of the significant differences between Korean GAAP and U.S. GAAP as they relate to the Company is discussed in detail below.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(a) Reconciliation of Net Income from Korean GAAP to U.S. GAAP

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax		Tax Effect		to Net Income
	(In millions of Korean Won, except share information)

For the year ended December 31, 2010
Net income attributable to controlling interest under Korean GAAP					~~W~~	4,181,285
Net income attributable to non-controlling interest under Korean GAAP						36,410

Net income under Korean GAAP						4,217,695

Adjustments:
Fixed asset revaluation	~~W~~	9,049	~~W~~	(1,991)	~~W~~	7,058
Capitalized costs		148,205		(32,605)		115,600
Investment securities		(12,867)		2,831		(10,036)
Business combination		(8,800)		—		(8,800)
Goodwill		78,867		(17,351)		61,516
Derivatives		29,748		(6,545)		23,203
Fair value option		(2,029)		446		(1,583)
Others, net		(25,296)		5,566		(19,730)

	~~W~~	216,877	~~W~~	(49,649)	~~W~~	167,228
Tax effects resulting from intercompany transactions						(8,373)

					~~W~~	158,855

Net income in accordance with U.S. GAAP					~~W~~	4,376,550

Net income attributable to non-controlling interest in accordance with U.S. GAAP						36,312

Net income attributable to controlling interest in accordance with U.S. GAAP						4,340,238

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	56,343

Weighted-average shares outstanding						77,032,878

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax		Tax Effect		to Net Income
	(In millions of Korean Won, except share information)

For the year ended December 31, 2009
Net income attributable to controlling interest under Korean GAAP					~~W~~	3,218,425
Net income attributable to non-controlling interest under Korean GAAP						23,886

Net income under Korean GAAP						3,242,311

Adjustments:
Fixed asset revaluation	~~W~~	10,361	~~W~~	(2,280)	~~W~~	8,081
Capitalized costs		131,843		(29,005)		102,838
Investment securities		210,762		(46,368)		164,394
Goodwill		56,433		(12,414)		44,019
Derivatives		90,846		(22,446)		68,400
Others, net		576		(128)		448

	~~W~~	500,821	~~W~~	(112,641)	~~W~~	388,180
Tax effects resulting from intercompany transactions						(21,680)

					~~W~~	366,500

Net income in accordance with U.S. GAAP					~~W~~	3,608,811

Net income attributable to non-controlling interest in accordance with U.S. GAAP						41,462

Net income attributable to controlling interest in accordance with U.S. GAAP						3,567,349

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	46,534

Weighted-average shares outstanding						76,661,240

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax		Tax Effect		to Net Income
	(In millions of Korean Won, except share information)

For the year ended December 31, 2008
Net income attributable to controlling interest under Korean GAAP					~~W~~	4,378,751
Net income attributable to non-controlling interest under Korean GAAP						(28,647)

Net income under Korean GAAP						4,350,104

Adjustments:
Fixed asset revaluation	~~W~~	12,046	~~W~~	(2,650)	~~W~~	9,396
Capitalized costs		29,517		(6,494)		23,023
Investment securities		(444,834)		97,863		(346,971)
Goodwill		41,248		(9,074)		32,174
Derivatives		(72,981)		21,517		(51,466)
Others, net		(17,310)		(1,652)		(18,962)

	~~W~~	(452,314)	~~W~~	99,510	~~W~~	(352,806)
Effects of changes in tax rates						13,216
Tax effects resulting from intercompany transactions						73,300

					~~W~~	(266,290)

Net income in accordance with U.S. GAAP					~~W~~	4,083,814

Net income attributable to non-controlling interest in accordance with U.S. GAAP						(22,076)

Net income attributable to controlling interest in accordance with U.S. GAAP						4,105,890

Basic and diluted earnings per share in accordance with U.S. GAAP					~~W~~	54,387

Weighted-average shares outstanding						75,493,523

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(b) Reconciliation of Total Equity from Korean GAAP to U.S. GAAP

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax Effect		Tax Effect		to Equity
	(In millions of Korean Won)

As of December 31, 2010
Controlling interest					~~W~~	34,895,288
Non controlling interest						2,306,133

Total equity under Korean GAAP						37,201,421

Adjustments:
Fixed asset revaluation	~~W~~	(113,891)	~~W~~	5,807	~~W~~	(108,084)
Capitalized costs		627,731		(138,101)		489,630
Investment securities		(8,796)		1,935		(6,861)
Business combination		140,092		—		140,092
Goodwill		239,904		(52,779)		187,125
Derivatives		(23,399)		5,147		(18,252)
Fair value option		8,859		(1,949)		6,910
Others, net		(34,792)		7,656		(27,136)
Tax effects resulting from intercompany transactions		—		43,247		43,247

	~~W~~	835,708	~~W~~	(129,037)	~~W~~	706,671

Total equity in accordance with U.S. GAAP					~~W~~	37,908,092
Non-controlling interest in accordance with U.S. GAAP						2,449,867

Shareholders’ equity attributable to controlling interest in accordance with U.S. GAAP						35,458,225

	Adjustments
	Before Deferred		Deferred Income		Net Adjustments
	Income Tax Effect		Tax Effect		to Equity
	(In millions of Korean Won)

As of December 31, 2009
Controlling interest					~~W~~	30,908,964
Non controlling interest						755,350

Total equity under Korean GAAP						31,664,314

Adjustments:
Fixed asset revaluation	~~W~~	(122,940)	~~W~~	7,798	~~W~~	(115,142)
Capitalized costs		479,526		(105,496)		374,030
Investment securities		6,449		(1,419)		5,030
Goodwill		161,037		(35,428)		125,609
Derivatives		(53,147)		11,692		(41,455)
Others, net		(9,496)		2,090		(7,406)
Tax effects resulting from intercompany transactions		—		51,620		51,620

	~~W~~	461,429	~~W~~	(69,143)	~~W~~	392,286

Total equity in accordance with U.S. GAAP					~~W~~	32,056,600
Non-controlling interest in accordance with U.S. GAAP						747,460

Shareholders’ equity attributable to controlling interest in accordance with U.S. GAAP						31,309,140

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(c) Fixed Asset Revaluation

Under Korean GAAP, certain fixed assets were subject to upward revaluations in accordance with the Asset Revaluation Law, with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expenses on these assets were adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As a result, the gain or loss on sale of fixed assets determined in accordance with U.S. GAAP is different from the amount determined under Korean GAAP.

(d) Capitalized Costs

Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized for the years ended December 31, 2010, 2009 and 2008 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to nil, ~~W~~(135) million and ~~W~~841 million for the years ended December 31, 2010, 2009 and 2008, respectively.

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

Capitalized interests for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
	(In millions of Korean Won)

Capitalized interest	~~W~~	251,948	184,955	96,980
Depreciation of capitalized interest etc.		(111,220)	(98,328)	(90,113)

Net income impact	~~W~~	140,728	86,627	6,867

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets, which arose mostly from capitalized research and development costs, for the years ended December 31, 2010, 2009 and 2008, are as follows:

	2010		2009	2008
	(In millions of Korean Won)

Net income impact	~~W~~	7,477	45,351	21,809

(e) Investment Securities

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

The reconciliation of net income determined in accordance with Korean GAAP and U.S. GAAP for the year ended December 31, 2008 included other-than-temporary impairment losses amounting to ~~W~~442,840 million recognized under U.S. GAAP but not under Korean GAAP for certain available-for-sale marketable equity securities. The aggregate acquisition cost and fair value of these available-for-sales marketable equity securities were ~~W~~937,929 million and ~~W~~225,646 million, respectively, at December 31, 2008 under Korean GAAP and U.S. GAAP, both of which are recorded at fair value. Under Korean GAAP, the unrealized losses recorded in accumulated comprehensive (loss) income related to these securities amounted to ~~W~~615,498 million at December 31, 2008. There was no unrealized loss for U.S. GAAP purposes related to these securities due to the

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

other-than-temporary impairment losses of ~~W~~442,840 million recorded in 2008 and the impairment losses recorded in the prior years of ~~W~~172,658 million.

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

The reconciliation of net income determined in accordance with Korean GAAP and U.S. GAAP for the year ended December 31, 2010 included other-than-temporary impairment losses amounting to ~~W~~12,970 million recognized under U.S. GAAP but not under Korean GAAP for certain available-for-sale equity securities. The aggregate acquisition cost and fair value of these available-for-sales equity securities were ~~W~~33,007 million and ~~W~~8,571 million, respectively, at December 31, 2010 under U.S. GAAP. There was no unrealized loss for U.S. GAAP purposes related to these securities due to the other-than-temporary impairment losses of ~~W~~15,071 million recorded in 2010 and the impairment losses recorded in the prior years of ~~W~~9,365 million. Under Korean GAAP, the accumulated impairment losses and the unrealized losses recorded in accumulated comprehensive (loss) income related to these securities amounted to ~~W~~4,626 million and ~~W~~2,426 million, respectively, at December 31, 2010.

(ii) Recognition of gain on disposal of available for sale investments

The Company disposed certain securities that had been previously impaired under U.S. GAAP purposes. The fair value of these securities subsequently recovered resulting in the reversal of the impairment under Korean GAAP. As a result, the Company’s cost basis relating to those securities was higher under Korean GAAP than under U.S. GAAP. This difference in cost basis resulted in a gain of ~~W~~103 million under U.S. GAAP upon disposal for the year ended December 31, 2010.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

A summary of the U.S. GAAP adjustments relating to investment securities for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
	(In millions of Korean Won)

Impairment loss	~~W~~	(12,970)	207,000	(445,225)
Recognition of gains on disposal		103	3,762	391

Net income impact	~~W~~	(12,867)	210,762	(444,834)

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

The Company recorded an adjustment to cancel net unrealized loss amounting to ~~W~~52,614 million which recorded as a component accumulated other comprehensive loss or gain under Korean GAAP related with non-marketable securities including Nacional Minerios S.A. (formerly, Big Jump Energy Participacoes S.A) as of December 31, 2010.

Information with respect to available-for-sale debt and equity securities as of December 31, 2010 and 2009 is as follows:

Available-for-Sale Securities and Other Investments Securities:

	2010		2009
	(In millions of Korean Won)

Available-for-Sale Securities under Korean GAAP
Marketable Securities	~~W~~	4,944,184	3,973,531
Non-marketable Securities		1,644,786	1,354,806

	~~W~~	6,588,970	5,328,337

Available-for-Sale Securities and Other Investment Securities under U.S. GAAP
Available-for-Sale Securities	~~W~~	4,944,184	3,973,531

Other Investment Securities		1,644,786	1,354,806
Accumulated impairment loss added (deducted) under U.S. GAAP		(8,796)	6,449

		1,635,990	1,361,255

	~~W~~	6,580,174	5,334,786

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2010 were as follows:

	Less than 12 Months				12 Months or More				Total
	Unrealized				Unrealized				Unrealized
	Losses		Fair Value		Losses		Fair Value		Losses		Fair Value
(In millions of Korean Won)

Available-for-Sale Securities:
Equity securities	~~W~~	6,186	~~W~~	60,042	~~W~~	121,571	~~W~~	443,161	~~W~~	127,757	~~W~~	503,203

(f) Business Combination

POSCO acquired a 68.15% controlling financial interest in Daewoo International Corporation, a Korean Company listed on the Korean Securities Exchange (“Daewoo International”), for ~~W~~3,371,481 million in cash in 2010. The acquisition was consummated on September 30, 2010.

Daewoo International is engaged in various business activities, such as providing export services, export agent services, intermediary trading, manufacturing, distribution and natural resource development. As a result of the acquisition, the Company expects to enhance its competitiveness through securing the export capability and to create the synergy effect between the Company and its subsidiaries.

In 2010, the Company incurred ~~W~~11,064 million of acquisition-related cost. These expenses are included in general and administrative expense in the Company’s consolidated statement of income for the year ended December 31, 2010.

Goodwill of ~~W~~1,385,356 million arising from the acquisition consists of the assembled workforce of the acquired business and the synergies expected from combining the operations of the Company and Daewoo International. All of the goodwill was assigned to the Company’s trading segment.

None of the goodwill recognized is expected to be deductible for income tax purposes.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The following table summarizes the consideration transferred to acquire Daewoo International and the amounts of identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in Daewoo International at the acquisition date under U.S. GAAP.

	2010
	(In millions of
	Korean Won)

Fair Value of Consideration Transferred:
Cash	~~W~~	3,371,481
Recognised amounts of identifiable assets acquired and liabilities assumed:
Current assets		3,991,610
Non-current assets		4,904,398
Current liabilities		4,211,376
Non-current liabilities		1,509,762

Total identifiable net assets		3,174,870

Fair value of the non controlling interest in Daewoo International		1,188,745

Goodwill	~~W~~	1,385,356

The fair value of the non-controlling interest in Daewoo International of ~~W~~1,188,745 million was determined on the basis of the closing market price of Daewoo International’s common shares on the acquisition date.

Among the liabilities assumed, the fair value of convertible bonds of ~~W~~479,651 million is determined based on quoted market price in Singapore Stock Exchange on the acquisition date.

Under U.S. GAAP, acquisition-related costs are expensed as incurred. Under Korean GAAP, these costs are considered as part of the consideration transferred. In addition, the non-controlling interest in the acquiree is required to be recognized and measured at fair value under U.S. GAAP, however it is recorded at present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets under Korean GAAP. There are also differences between Korean GAAP and U.S. GAAP in the fair value of net identifiable assets acquired such as convertible bonds. Under Korean GAAP, the fair value for conversion rights should be separated and accounted for as capital surplus in equity, while U.S. GAAP, it is accounted for as part of the fair value of liability assumed for which fair value option is applied in accordance with ASC 825-10.

As a result, the Company’s goodwill is higher under U.S. GAAP than under Korean GAAP amounting to ~~W~~225,379 million and the impact for the each specific items are as follows.

	2010
	(In millions of
	Korean Won)

Convertible bonds	~~W~~	111,982
Deferred income taxes		(27,071)
Acquisition-related costs		(11,064)
Fair value of non-controlling interest		148,892
Others		2,640

		225,379

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

U.S. GAAP Pro Forma Information (unaudited)

The following summarized pro forma consolidated income statement information assumes that the Daewoo International Corporation acquisition occurred as of January 1, 2009. The unaudited pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from Daewoo International resulting from the fair valuation of assets acquired in place on acquisition date, i.e. September 30, 2010. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Daewoo International Corporation. These pro forma results are for comparative purposes only and may not be indicative of the results that would have occurred if the Company had completed these acquisitions as of the periods shown below or the results that will be attained in the future.

The unaudited pro forma results of operations are as follows:

	Year Ended
	December 31,		December 31,
	2010		2009
	(In millions of Korean Won)

Revenue	~~W~~	58,879,294	~~W~~	46,278,788
Net income		4,352,057		3,147,234

Under Korean GAAP, the results of operations are consolidated in their entirety into each line items of consolidated statement of income as if the acquisition has occurred on January 1, with the pre-acquisition net earnings deducted in determining consolidated net income while the results of operations after acquisition date are consolidated in consolidated statement of income under U.S. GAAP.

The amounts of revenue and net income of the acquiree since the acquisition date amounted to ~~W~~3,389,025 million and ~~W~~96,259 million, respectively.

(g)	Goodwill

Under Korean GAAP, goodwill is amortized over the useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years using straight-line method. Under U.S. GAAP, goodwill is not subject to amortization rather an impairment test is required at least annually.

Goodwill is tested annually for impairment and whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation of impairment involves comparing the current fair value of each of the Company’s reporting units to their recorded value, including goodwill. The Company uses a discounted cash flow model (DCF model) to determine the current fair value of its reporting units. Based on its assessment, management concluded that goodwill was not impaired as of December 31, 2010.

Under U.S. GAAP, total goodwill as of December 31, 2010 and 2009 amounted to ~~W~~1,882,136 million and ~~W~~389,174 million, respectively. Goodwill allocated to the steel segment, engineering and construction segment, trading segment and others segment as of December 31, 2010 amounted to ~~W~~69,694 million, ~~W~~217,193 million, ~~W~~1,385,356 million and ~~W~~209,893 million, respectively. Goodwill allocated to the steel segment, engineering and construction segment and others segment as of December 31, 2009 amounted to ~~W~~56,711 million, ~~W~~217,622 million and ~~W~~114,841 million, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(h)	Hedge Accounting

According to the Implementation Guidance [2008-2] issued by KASB, effective January 1, 2008, the Company could change the designation of hedging prospectively when the contracts meet conditions of firm commitment whereas U.S. GAAP does not permit the prospective approach and therefore it’s not accounted for as derivative. The impact resulting from this GAAP difference is increase to net income of ~~W~~23,203 million (net of income tax effect of ~~W~~6,545 million) under U.S. GAAP for the year ended December 31, 2010.

(i)	Fair value Option

The FASB issued ASC 825 “The Fair Value Option for Financial Assets and Financial Liabilities”, which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur.

The Fair value option exists for U.S. GAAP entities under ASC 825, Financial Instruments, wherein the option is unrestricted. Therefore, any investor’s equity method investments are eligible for the fair value option. However, Korean GAAP permits venture capital organizations, mutual funds, and unit trusts as well as similar entities, which have investments in associates to carry those investments at fair value, with changes in fair value reported in earnings in lieu of applying equity-method accounting.

Also, financial liabilities would be recognized at fair value with fair value changes recognized in the income statement under U.S. GAAP. However, under Korean GAAP, financial liabilities are not permitted to be measured at fair value.

The Company elected fair value option for the convertible bonds and equity method investments of Kyobo Life Insurance, while under Korean GAAP, such election is not allowed.

The impact resulting from this GAAP difference is increase to net income of ~~W~~30,393 million for the convertible bonds and decrease to net income of ~~W~~(32,422) million for equity method investments under U.S. GAAP for the year ended December 31, 2010.

(j)	Guarantees

Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As of December 31, 2010, the aggregate initial amount of outstanding guarantees provided by the Company for the repayment of loans was ~~W~~1,642,067 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (note 17). Upon initial recognition of the liability for the fair value of the obligation undertaken in issuing the guarantee, the corresponding amount is recorded in selling and administrative expenses in the statement of income as such obligation is undertaken on a stand alone basis for no consideration. Subsequent to initial recognition, the Company’s release from the risk of guarantee is recognized as the fair value of obligation changes. The changes in fair value are recognized in the statement of income. The Company has recognized guarantee expense amounting to ~~W~~21,662 million and ~~W~~837 million and ~~W~~3,260 million for the years ended December 31, 2010, 2009 and 2008,

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

respectively. This adjustment is included in others, net in the reconciliation of net income and equity from Korean GAAP to U.S. GAAP.

(k)	Stock Appreciation Rights

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

Under U.S. GAAP, Accounting Standards Codification (“ASC”) Topic 718, “Compensation — Stock Compensation” (Statement of Financial Accounting Standards (“SFAS”) No. 123(R)) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company adopted ASC Topic 718 (FAS 123(R)) on January 1, 2006 using the modified prospective method, under which a grant-date fair value approach is applied to all awards granted after the effective date and to awards modified, repurchased or cancelled after effective date. The cumulative effect of initially applying this statement is recognized as of the required effective date. The compensation expense for the portion of the awards that are outstanding at December 31, 2005 for which the requisite service period has not been rendered was determined based on its fair value on the adoption date, and any difference to be reflected as the cumulative effect of change in accounting principle, net of any related tax effect. Also, reflected in the cumulative effect of change in accounting principle is the net cumulative impact of estimating future forfeitures in the determination of periodic expense, rather than recording forfeitures when they occur as previously permitted. Prior to adoption of ASC Topic 718 (FAS 123(R)), the Company applied the intrinsic value approached under APB 25 and recorded stock-based compensation liabilities using the quoted market value of the shares of the Company’s stock in excess of option price.

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

All the stock appreciation rights will be settled in cash upon vesting under service condition, therefore, stock appreciation right is classified as liability awards, and the fair value of stock options granted was remeasured as of the reporting date using a Black-Scholes option-pricing model with the following assumptions:

2010

Dividend yield range	2.05%

Expected volatility range	23.69 ~ 27.55%

Risk-free interest rate range	2.81 ~ 2.85%

Expected lives (in years)	0.34 ~ 0.80

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

U.S. GAAP reconciliation adjustments for stock appreciation rights granted to employees and executives recognized for the years ended December 31, 2010, 2009 and 2008 are included in others, net and are as follows:

	2010		2009	2008
	(In millions of Korean Won)

Net income impact	~~W~~	2,239	1,969	(13,056)

The total stock compensation expenses, in accordance with U.S. GAAP, for the years ended December 31, 2010, 2009 and 2008 amount to ~~W~~(12,675) million, ~~W~~34,131 million and ~~W~~(42,099) million, respectively.

(l)	Capitalized Repairs

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

(m)	Derecognition of a financial asset

Under Korean GAAP, the Company sells or discounts certain accounts or notes receivable to financial institutions and accounts for these transactions as sale of the receivables if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. In general, the recourse right of the transferee is not considered when determining whether certain accounts or notes receivable are transferred or not.

Under U.S. GAAP, transferred financial assets are derecognized when the transferor surrenders control over those assets. If the entity does not meet the derecognition criteria under U.S. GAAP, the transaction is accounted for as a secured borrowing with pledge of collateral, if applicable.

As of December 31, 2010, the outstanding balance of receivables derecognized under Korean GAAP was ~~W~~1,396,777 million which has to be canceled under U.S. GAAP. The Company has canceled loss on the disposal of receivables amounting to ~~W~~5,870 million for the year ended December 31, 2010. This adjustment is included in others, net in the reconciliation of net income and equity from Korean GAAP to U.S. GAAP.

(n) Deferred Income Taxes

In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects resulting from differences between the reported Korean GAAP and U.S. GAAP amounts.

Under Korean GAAP, the elimination of the net tax effect of an intercompany transaction is recorded at the tax rate of the purchaser as a deferred tax asset that is subject to changes in tax rates or laws. Under U.S. GAAP, such net tax effect arising in the seller’s jurisdiction is recorded as a deferred charge, not as a deferred tax asset, and the tax effects of changes in tax rates or laws are included in income from continuing operations in the period that includes the enactment date. The impact resulting from this GAAP difference in applicable tax rate in elimination of the net tax effect of an intercompany transaction is a decrease to net income of ~~W~~8,373 million, ~~W~~21,680 million and an

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

increase to net income of ~~W~~73,300 million under U.S. GAAP for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, such net tax effect arising in the seller’s jurisdiction which is recorded as a deferred charge amounted to ~~W~~308,840 million, ~~W~~293,260 million and ~~W~~339,089 million under U.S. GAAP as of December 31, 2010, 2009 and 2008, respectively while the corresponding amounts are recorded as deferred income taxes under Korean GAAP.

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

(o) Accounting for Uncertainty in Income Taxes

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

For the years ended December 31, 2008, 2009 and 2010, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were accrued. The Company’s policy is to record interest and penalties related to unrecognized tax benefits as components of income tax expense in the consolidated statements of income.

The Company’s major tax jurisdiction is the Republic of Korea. With few exceptions, the tax year 2010 remain open to tax examination by the local tax authority for POSCO and its Korean subsidiaries.

The Company does not believe that it is reasonably possible that the amount of unrecognized tax benefits will significantly change within 12 months after December 31, 2010.

(p) Extractive Activities — Oil and Gas

Under U.S. GAAP, only exploration and development costs that relate directly to specific oil and gas reserves are capitalized; costs that do not relate directly to specific reserves are charged to expense for property, plant, and equipment in the oil and gas industry. Costs of topographical, geological, and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies, which are referred to as geological and geophysical costs, are included in the exploration costs. In addition, geological and geophysical costs incurred in an entity’s oil- and gas-producing activities which do not result in acquisition of an asset shall be charged to expense.

Under Korean GAAP, expenditures including the geological and geophysical (G&G) costs are recognized as assets in practice.

The Company follows the successful efforts method of accounting for oil and gas exploration and development expenditures. Under this method, costs of successful exploratory projects and all

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

development projects are capitalized. Costs to drill exploratory projects that do not result in proved reserves are expensed.

The following table indicates the changes to the Company’s suspended exploratory costs for the three years ended December 31, 2010:

	2010		2009	2008
	(In millions of Korean Won)

Beginning balance at January 1	~~W~~	11,247	6,637	1,856
Additions to capitalized exploratory costs pending the determination of proved reserves (*1)		76,302	4,610	4,781

Ending balance at December 31	~~W~~	87,549	11,247	6,637

(*1)	In 2010, the amounts of Daewoo International’s projects after the acquisition date are included.

The following table provides an aging of capitalized costs and the number of projects for which exploratory costs have been capitalized for a period greater than one year since the completion of drilling.

	2010		2009	2008
	(In millions of Korean Won)

Exploratory costs capitalized for a period of one year or less	~~W~~	—	10,632	—
Exploratory costs capitalized for a period greater than one year		87,549	615	6,637

Balance at December 31	~~W~~	87,549	11,247	6,637

Number of projects with exploratory costs that have been capitalized for a period greater than one year		6	2	1

The tables below contain the aging of these costs on a project basis:

	Amount		Number of projects
	(In millions of Korean Won)

2007 — 2008	~~W~~	6,637	1
2009 — 2010		87,549	5

Total	~~W~~	87,549	6

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(q) Income Taxes and Deferred Income Taxes in accordance with U.S. GAAP

Net income before income tax expense and income tax expense are as follows:

	2010		2009	2008
	(In millions of Korean Won)

Net income before income tax expense:
POSCO and domestic subsidiaries	~~W~~	5,217,935	4,236,360	5,496,976
Foreign subsidiaries		287,297	48,777	131,135

		5,505,232	4,285,137	5,628,111

Current:
POSCO and domestic subsidiaries	~~W~~	1,034,754	540,138	2,035,904
Foreign subsidiaries		104,331	36,165	145,334

		1,139,085	576,303	2,181,238

Deferred:
POSCO and domestic subsidiaries	~~W~~	(15,463)	96,182	(635,043)
Foreign subsidiaries		5,060	3,841	(1,898)

		(10,403)	100,023	(636,941)

Income tax expense	~~W~~	1,128,682	676,326	1,544,297

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 under U.S. GAAP are as follows:

	2010		2009
	(In millions of Korean Won)

Deferred tax assets:
Fixed asset revaluation	~~W~~	5,807	7,798
Impairment loss on property, plant and equipment		58,440	40,464
Investment securities		145,798	272,833
Allowance for doubtful accounts		46,580	40,966
Allowance for severance benefits		28,174	5,660
Derivatives		12,977	11,692
Gain/Loss on foreign currency translation		107,184	51,823
Tax credit carryforwards		251,115	303,144
Tax loss carryforwards		244,715	141,269
Adjustment account for conversion rights		22,439	—
Others		221,097	47,192

Total gross deferred tax assets		1,144,326	922,841
Less: Valuation allowance		(274,770)	(154,375)

Net deferred tax assets	~~W~~	869,556	768,466

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	2010		2009
	(In millions of Korean Won)

Deferred tax liabilities:
Equity in earnings of equity method investments and subsidiaries		756,309	395,300
Reserve for repairs		27,776	39,500
Reserve for technology developments		277,141	184,501
Intangible asset		306,010	—
Capitalized repairs		—	5
Accrued income		1,266	650
Capitalized costs		138,101	105,496
Gain on available-for-sale securities		381,186	238,573
Invested amount of developing natual resources		105,806	—
Other		36,418	—

Total deferred tax liabilities	~~W~~	2,030,013	964,025

Net deferred tax assets (liabilities)	~~W~~	(1,160,457)	(195,559)

Current and non-current deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2009 are as follows:

	2010		2009
	(In millions of Korean Won)

Current deferred tax assets	~~W~~	56,208	334,385
Current deferred tax liabilities		4,313	—
Non-current deferred tax assets		830,981	208,014
Non-current deferred tax liabilities		2,043,333	737,958

The beginning of the year balance of valuation allowance was increased because of change in circumstances that caused a change in judgment regarding the realization of the related deferred tax assets in future years. Such amounts were ~~W~~274,770 million, ~~W~~154,375 million and ~~W~~104,380 million as of December 31, 2010, 2009 and 2008, respectively, and is primarily attributable to the uncertainty regarding the realization of a portion of tax loss carryfowards and tax credit carryforwards.

In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance recorded at December 31, 2010 and 2009. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2010, the Company has available unused tax loss carryforwards of ~~W~~767,007 million and investment tax credit carryforwards of ~~W~~251,115 million. The amounts of tax loss carryforwards will expire if not used by the end of 2011, 2012, 2013, 2014 and 2015 and afterwards are ~~W~~139,341 million, ~~W~~73,638 million, ~~W~~73,650 million, ~~W~~90,716 million and ~~W~~389,662 million, respectively. The amounts of investment tax credit carryforwards will expire if not

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

used by the end of 2011, 2012, 2013, 2014 and 2015 and afterwards are ~~W~~589 million, ~~W~~190 million, ~~W~~109 million, ~~W~~51,234 million and ~~W~~198,993 million, respectively.

(r)	Comprehensive Income

Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of ASC Topic 220, Comprehensive income, (SFAS No. 130), Reporting Comprehensive Income. Comprehensive income includes all changes in equity during the period except those resulting from investments by, or distributions to owners, including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2010, 2009 and 2008 is summarized as follows:

	2010		2009	2008
	(In millions of Korean Won)

Net income in accordance with U.S. GAAP	~~W~~	4,376,550	3,608,811	4,083,814
Other comprehensive income, net of tax
Foreign currency translation adjustments		101,337	(143,163)	501,199
Change in fair value of a derivative instrument		—	11,342	(7,308)
Unrealized gains (losses) on investments		520,248	562,544	(931,373)
Reclassification adjustment for losses (gains) included in income		(158)	(5,408)	4

Comprehensive income, in accordance with U.S. GAAP	~~W~~	4,997,977	4,034,126	3,646,336

Less: Non-controlling interest		(106,075)	(33,765)	(74,558)

Comprehensive income attributable to controlling interest as adjusted in accordance with U.S. GAAP	~~W~~	4,891,902	4,000,361	3,571,778

Accumulated other comprehensive income, net of tax benefit (expense) as of December 31, 2010, 2009 and 2008 is summarized as follows:

	Foreign		Change in Fair	Unrealized Gains
	Currency		Value of a	(Losses) in	Accumulated Other
	Translation		Derivative	Investment	Comprehensive
	Adjustments		Instrument	Securities	Income
	(In millions of Korean Won)

Balance, December 31, 2007	~~W~~	29,523	(4,034)	1,184,990	1,210,479
Foreign currency translation adjustment, net of tax ~~W~~(190,110) million		501,199	—	—	501,199
Change in fair value of a derivative instrument, net of tax ~~W~~2,772 million		—	(7,308)	—	(7,308)
Unrealized (losses) on investments, net of tax ~~W~~353,279 million		—	—	(931,373)	(931,373)
Less: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~(1) million		—	—	4	4

Current period change		501,199	(7,308)	(931,369)	(437,478)

Balance, December 31, 2008		530,722	(11,342)	253,621	773,001

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Foreign		Change in Fair	Unrealized Gains
	Currency		Value of a	(Losses) in	Accumulated Other
	Translation		Derivative	Investment	Comprehensive
	Adjustments		Instrument	Securities	Income
	(In millions of Korean Won)

Balance, December 31, 2008	~~W~~	530,722	(11,342)	253,621	773,001
Foreign currency translation adjustment, net of tax ~~W~~48,425 million		(143,163)	—	—	(143,163)
Change in fair value of a derivative instrument, net of tax ~~W~~(4,302) million		—	11,342	—	11,342
Unrealized gains on investments, net of tax ~~W~~(213,509) million		—	—	562,544	562,544
Less: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~2,051 million		—	—	(5,408)	(5,408)

Current period change		(143,163)	11,342	557,136	425,315

Balance, December 31, 2009		387,559	—	810,757	1,198,316

Balance, December 31, 2009	~~W~~	387,559	—	810,757	1,198,316
Foreign currency translation adjustment, net of tax ~~W~~(42,701) million		101,337		—	101,337
Unrealized gains on investments, net of tax ~~W~~(36,398) million		—	—	520,248	520,248
Less: Reclassification adjustment for net realized losses included in income, net of tax ~~W~~45 million		—	—	(158)	(158)

Current period change		101,337	—	520,090	621,427

Balance, December 31, 2010	~~W~~	488,896	—	1,330,847	1,819,743

(s) Fair Value of Financial Instruments

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(iv)	Long-term loans and trade accounts and notes receivable

Long-term loans and trade accounts and notes receivable are reported net of specific and general provisions for impairment as well as present value discount factor. As a result, the fair values of long-term loans and trade accounts and notes receivable approximate their carrying values.

(v)	Long-term debts

The fair value of long-term debts is based on quoted market prices, where available. The fair value of convertible bonds was determined based on quoted market prices in Singapore Stock Exchange. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar maturities.

The estimated fair values of the Company’s financial instruments stated under U.S. GAAP as of December 31, 2010 and 2009 are summarized as follows:

	2010				2009
	Carrying Amount		Fair Value		Carrying Amount	Fair Value
	(In millions of Korean Won)

Cash and cash equivalents	~~W~~	3,598,822	~~W~~	3,598,822	2,196,731	2,196,731
Short-term financial instruments		2,954,351		2,954,351	5,820,447	5,820,447
Trading securities		183,953		183,953	505,811	505,811
Trade accounts and notes receivable and others		9,107,263		9,107,263	5,874,364	5,874,364
Investments Securities, including current portion
Marketable securities		4,944,184		4,944,184	3,973,531	3,973,531
Other investment securities		1,279,200		1,279,200	—	—
Not practicable		3,108,302		—	2,301,347	—
Short-term borrowings		7,234,532		7,234,532	3,225,801	3,225,801
Long-term debt, including current portion		14,273,415		14,451,354	9,016,668	9,144,532

(t) Fair Value of Assets and Liabilities

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

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with FAS 157 as of December 31, 2010:

	Level 1		Level 2		Level 3		Total
	(In millions of Korean Won)

Assets
Trading securities	~~W~~	183,953	~~W~~	—	~~W~~	—	~~W~~	183,953
Investments Securities		4,944,184		—		—		4,944,184
Derivatives		—		139,462		—		139,462
Equity method investments		—		1,279,200		—		1,279,200
Liabilities
Derivatives		—		100,497		—		100,497
Convertible Bonds		447,308		—		—		447,308

(u) Classification Differences in the Consolidated Statements of Income

Certain income and expense items in the Company’s consolidated statements of income including: (i) gains and losses on disposal of property, plant and equipment; (ii) impairment of property, plant and equipment; (iii) gains on recovery of allowance for doubtful accounts; (iv) other bad debt expenses; (v) reversal of stock compensation expense; (vi) donations; (vii) impairment of intangible assets; (viii) and provision for early retirement benefits have been classified as non-operating under Korean GAAP and excluded from the determination of operating income. Under U.S. GAAP, the above noted income and expense items would be included in the determination of operating income. After reclassification of those items, operating income under U.S. GAAP would be ~~W~~5,510,252 million and ~~W~~3,664,219 million and ~~W~~7,092,851 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(v) Consolidated Statement of Cash Flows

Under both Korean GAAP and U.S. GAAP, cash flows are classified under operating activities, investing activities and financing activities.

Under U.S. GAAP, cash flows related to purchases and sales of trading securities and payments and collections of guarantee deposits are classified as cash flows from operating activities. However, under Korean GAAP, they are classified as cash flows from investing activities. Net cash flows from purchases and sales of trading securities and payments and collections of guarantee deposits are ~~W~~270,506 million, ~~W~~777,847 million and ~~W~~(55,125) million for the years ended December 31, 2010, 2009 and 2008, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Components of “Others” Financing Activities

“Others” financing activities disclosed within the Korean GAAP Consolidated Statements of cash flows are comprised of the following:

	2010		2009	2008
	(In millions of Korean Won)

Dividends paid by subsidiaries	~~W~~	(20,660)	(16,915)	(21,936)
Issuance of new shares by subsidiaries		328,708	58,593	71,448
Additional acquisition of interest of subsidiaries (*)		(20,076)	(117,458)	(302,319)
Proceeds from disposal of interest of subsidiaries		—	—	—
Government grants received		3,236	3,031	—

Total	~~W~~	291,208	(72,749)	(252,807)

(*)	Additional acquisition of non-controlling interests in a subsidiary is classified as investing activities under U.S. GAAP, while it is required to be classified as financing activities under Korean GAAP.

(w) Significant Risks and Uncertainties

Recent difficulties affecting global financial sectors, adverse conditions and volatility in worldwide credit and financial markets and general weakness of global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Accordingly, the conditions of major Korean steel consuming industries, such as automobile and shipbuilding and construction, could have adverse effect on the Company’s results of operation as domestic sales are approximately 51% of total sales of the Company.

Also, fluctuation of foreign exchange rate on foreign currency denominated liabilities of the Company, such as debentures and long-term borrowings, could affect the financial condition and results of operation of the Company.

(x) Additional Segment Information and Enterprise-Wide Information

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

(y) Recently adopted U.S. GAAP

In December 2007, the FASB issued ASC Topic 805, Business Combinations, (SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”)). ASC Topic 805 establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

ASC Topic 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. There were no significant business combinations during 2009. The provisions of ASC Topic 805 were applied to the Company’s acquisition of Daewoo International. See Note 32(f).

(z) Subsequent Events

On March 11, 2011, the northeast coast of Japan experienced a severe earthquake followed by a tsunami, with continuing aftershocks. These geological events have caused significant damage in the region, including severe damage to nuclear power plants, and have impacted Japan’s power and other infrastructure. The total assets of the Company’s Japanese subsidiaries are not significant and management is not aware of any physical property damage there. A number of suppliers of the Company’s manufacturing equipment are located in Japan. Some of these suppliers were affected by the March 2011 earthquake and tsunami and some continue to be affected by unreliable power, shipping constraints and issues with their suppliers.

The Company’s major Japanese customer accounted for approximately 2.49% of the Company’s consolidated total sales for the year ended December 31, 2010. Management has been informed that this customer has not experienced any significant physical property damage or production disruptions to date. Management continues to monitor the situation and Company’s potential exposure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/  Chung, Joon-Yang

Name:     Chung, Joon-Yang

Title:	Chief Executive Officer and
Representative Director
Date: June 24, 2011

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