Form 20-F
period 2011-12-31
POSCO
filed 2012-04-30
CIK 889132

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Kim, Gun

POSCO Center, 892 Daechi-4-dong, Gangnam-gu,

Seoul, Korea 135-777

Telephone: +82-2-3457-1161; E-mail: gunmanno1@posco.com; Facsimile: +82-2-3457-1982 (Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

None

As of December 31, 2011, there were 77,244,244 shares of common stock, par value Won 5,000 per share, outstanding (not including 9,942,391 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☑        No   ☐

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

Large accelerated filer ☑        Accelerated filer ☐        Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.    U.S. GAAP ☐        IFRS  ☑        Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐          Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐         No   ☑

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.
“ADR depositary”	The Bank of New York Mellon.
“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.
“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.
“Commercial Code”	Commercial Code of the Republic of Korea.
“common stock”	Common stock, par value Won 5,000 per share, of POSCO.
“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.
“Dollars,” “$” or “US$”	The currency of the United States of America.
“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.
“Government”	The government of the Republic of Korea.
“IASB”“	International Accounting Standards Board.
“IFRS”	International Financial Reporting Standards.
“Yen” or “JPY”	The currency of Japan.
“Korea”	The Republic of Korea.
“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.
“Gwangyang Works”	Gwangyang Steel Works.
“We”	POSCO and its consolidated subsidiaries.
“Pohang Works”	Pohang Steel Works.
“POSCO Group”	POSCO and its consolidated subsidiaries.
“Securities Act”	The United States Securities Act of 1933, as amended.
“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.
“SEC”	The United States Securities and Exchange Commission.
“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.
“U.S. GAAP”	Generally accepted accounting principles in the United States of America.
“Won” or “(Won)”	The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.  Identity of Directors, Senior Managers and Advisors

Item 1.A.  Directors and Senior Management

Not applicable

Item 1.B.  Advisers

Not applicable

Item 1.C.  Auditors

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2010 and 2011 and for each of the years in the two-year period ended December 31, 2011 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2009 have been included in this annual report.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Selected consolidated statements of comprehensive income data

	For the Year Ended December 31,
	2010		2011		2011
	(In billions of Won and millions of Dollars, except per share data)
Revenue (1)	(Won)	47,887	(Won)	68,939	US$	59,775
Cost of sales (2)		39,722		59,824		51,872

Gross profit		8,165		9,115		7,903
Selling and administrative expenses		2,620		3,661		3,174
Other operating income		231		337		292
Other operating expenses		342		383		332

Operating profit		5,434		5,408		4,689
Share of profit of equity-accounted investees		183		51		44
Finance income		1,739		3,190		2,766
Finance costs		2,089		3,867		3,353

Profit before income tax		5,267		4,782		4,147
Income tax expense		1,081		1,068		926

Profit for the period		4,186		3,714		3,221
Total comprehensive income for the period, net of tax		4,765		2,442		2,117

Profit for the period attributable to:
Owners of the controlling company		4,106		3,648		3,163
Non-controlling interests		80		66		57

Total comprehensive income attributable to:
Owners of the controlling company		4,640		2,530		219
Non-controlling interests		126		(88)		(76)

Basic and diluted earnings per share		53,297		47,224		40.95

Selected consolidated statements of financial position data

	As of December 31,
	2010		2011		2011
	(In billions of Won and millions of Dollars)
Working capital (3)	(Won)	9,395	(Won)	13,952	US$	12,097

Total current assets		27,672		33,557		29,096
Property, plant and equipment, net		25,438		28,453		24,671
Total non-current assets		41,746		44,852		38,890
Total assets		69,418		78,409		67,987

Short-term borrowings and current installments of long-term borrowings		10,476		10,792		9,357
Long-term borrowings, excluding current installments		10,664		16,020		13,891
Total liabilities		30,881		37,679		32,671

Share capital		482		482		418
Total equity		38,537		40,730		35,316

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2010		2011		2011
	(In billions of Won and millions of Dollars)
Net cash provided by operating activities	(Won)	3,582	(Won)	1,692	US$	1,467
Net cash used in investing activities		(6,915)		(5,517)		(4,784)
Net cash provided by financing activities		4,588		4,900		4,249

Net increase in cash and cash equivalents		1,248		1,078		934
Cash and cash equivalents at beginning of the year		2,273		3,521		3,053
Cash and cash equivalents at end of the year		3,521		4,599		3,987

(1)	Includes sales by our consolidated subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	“working capital” means current assets minus current liabilities.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Per US$1.00)
2005	1,013.8	1,024.2	1,060.3	998.2
2006	929.6	956.1	1,031.0	918.0
2007	938.2	929.2	950.0	902.2
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,147.5	1,199.5	1,049.5
2012 (through April 27)
January	1,125.0	1,145.9	1,164.3	1,121.6
February	1,126.5	1,123.4	1,128.4	1,116.7
March	1,137.8	1,125.9	1,138.1	1,114,5
April (through April 27)	1,135.2	1,135.6	1,142.3	1,123.4

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn in recent years reduced worldwide demand for steel products. While the rate of deterioration of the global economy slowed in the second half of 2009 and the global economy showed some signs of stabilization and improvement in 2010 and 2011, there can be no assurance that such recovery will continue.

Difficulties affecting the European Union and global financial sectors, adverse conditions and volatility in the European Union and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European Union and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The global economic downturn in recent years had a pronounced negative effect on the global demand for steel products and their prices in 2008 and 2009. While the rate of deterioration of the global economy slowed in the second half of 2009 and the global economy showed some signs of stabilization and improvement in 2010 and 2011, the overall prospects for the Korean and global economy in the second half of 2012 and beyond remain uncertain.

In response to sluggish demand from our customers in industries adversely impacted by the deteriorating global economic conditions in the second half of 2008, such as the automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first quarter of 2009. Signs that the pace of deterioration in market conditions had slowed began to appear in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, showed signs of recovery starting in the second quarter of 2009. In response, we began to incrementally increase our crude steel production starting in April 2009 and our production level normalized in the second half of 2009. Our crude steel production decreased from 34.7 million tons in 2008 to 31.1 million tons in 2009 but rebounded to 35.4 million tons in 2010 and 39.1 million tons in 2011. Prices of our steel products also gradually recovered starting in the third quarter of 2009, but our export prices fell substantially in the second half of 2011 due to uncertainties in the global economy caused by financial difficulties affecting European countries including Greece, Spain, Portugal and Italy. Our domestic sales prices, however, remained relatively stable in the second half of 2011.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 55.1% of our total sales volume of steel products in 2011. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of Daewoo International Corporation (“Daewoo International”) are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the U.S. Dollar and the stock prices of Korean companies have fluctuated significantly in recent years. In particular, there has been increased volatility following the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 as well as increasing financial difficulties affecting European countries including Greece, Spain, Portugal and Italy, and the overall prospects for the Korean and global economies in 2012 and beyond remain uncertain. Any future deterioration of the Korean and global economies could adversely affect our business, results of operations and financial condition.

Developments that could have an adverse impact on Korea’s economy include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

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

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

•

the occurrence of severe earthquakes, tsunamis and other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake); and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

Our export sales and overseas sales to customers abroad accounted for 44.9% of our total sales volume of steel products in 2011. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 55.8% of our total export sales volume for steel products in 2011, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2011, 44.9% of our sales volume of steel products was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in Dollar terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars.

We try to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. We attempt to manage the remaining net exposure after natural hedges by entering into derivative contracts such as forward exchange contracts. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. Because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), depreciation of the Won generally has a negative impact on our results of operations.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 51.6 million dry metric tons of iron ore and 27.6 million wet metric tons of coal in 2011. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and the United States. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$172 in 2009, US$191 in 2010 and US$292in 2011. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$68 in 2009, US$136 in 2010 and US$167 in 2011. Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive global steel industry, and our failure to successfully compete would adversely affect our market position and business.

The markets for our products are highly competitive and we face intense global competition. In recent years, driven in part by strong growth in steel consumption in the developing world, particularly in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In addition, the global steel industry has experienced consolidation in recent years, including through the merger of Mittal and Arcelor in 2006 that created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal and new market entrants, especially from China and India, have resulted in significant price competition and may result in declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

Steel also competes with other natural and synthetic materials that may be used as steel substitutes, such as aluminum, cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials instead of steel, whether for environmental or other reasons, as well as the development of attractive alternative substitutes for steel products, may reduce demand for steel products and increase competition in the global steel industry.

As part of our strategy to compete in this challenging landscape, we will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our products, as well as make additional investments in the development of new manufacturing technologies. However, there is no assurance that we will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy or production over-capacity will not have a material adverse effect on our business, results of operations or financial condition.

We may not be able to successfully execute our diversification strategy.

In part to prepare for the eventual maturation of the Korean steel market, our overall strategy includes securing new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC (or engineering, procurement and construction) projects in the steel sector, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, production of comprehensive materials such as lithium, silicon, carbon and magnesium, information and technology consulting services, and automation and system integration engineering services. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. On September 20, 2010, we acquired a controlling interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles, operates a department store in Korea, and holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share in 2011.

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

We conduct international trading and construction operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our production operations internationally by carefully seeking out promising investment opportunities, particularly in China, India, Southeast Asia and Latin America, in part to prepare for the eventual maturation of the Korean steel market. We may enter into joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

On March 11, 2011, Japan experienced a 9.0 moment magnitude scale undersea earthquake, which triggered tsunami waves that resulted in extensive and severe infrastructure damage throughout the eastern coast of Japan. The earthquake also caused a number of nuclear accidents, including an ongoing major accident at the Fukushima nuclear power plant, making it the most costly natural disaster on record. Some of our Japanese suppliers of manufacturing equipment as well as our Japanese customers have temporarily suspended their operations due to the March 2011 natural disaster, and some continue to be affected by unreliable power, shipping constraints, problems with their suppliers, and the continuing effects. Although we believe that we have sufficient access to manufacturing equipment typically sourced from Japan to cover our short-term needs, we may experience shortages or delays in the supply of manufacturing equipment in the long-term. If we are not able to obtain such equipment from alternative sources on a timely basis or at commercially reasonable terms, or at all, it could adversely impact the production of our products. In addition, sales to our customers located in Japan represented 12.7% of our total export sales volume for steel products in 2010 but decreased to 8.1% in 2011, and demand from such customers may further decrease as a result of the slowdown in their business operations due to the recent natural disaster and its continuing effects.

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

Further increases in, or new impositions of, anti-dumping or countervailing duty proceedings may have an adverse impact on our export sales.

Currently, several of our products are subject to anti-dumping or countervailing duty proceedings, in the United States and several emerging markets. Our products that have been subject to anti-dumping or countervailing duty proceedings in the aggregate have not accounted for a material portion of our total sales in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, countervailing duties, quotas or tariffs on our sales of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

Cyclical fluctuations based on macroeconomic factors may adversely affect POSCO E&C’s business and performance.

In order to complement our steel operations, we engage in engineering and construction activities through POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), an 89.5%-owned subsidiary. The construction segment, which accounted for approximately 7.9% of our consolidated sales in 2011 after adjusting for inter-company sales, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, results of operations or financial condition.

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

POSCO E&C attempts to anticipate costs of labor, raw materials, parts and components in its bids on fixed-price contracts. However, the costs incurred and gross profits realized on a fixed-price contract may vary from its estimates due to factors such as:

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

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. Although the Korean real estate market has temporarily recovered since the second half of 2009 and into 2010, declines in demand and price took place in the Korean real estate market in 2011 due to the downturn of the domestic economic cycle and financial risk in Europe.

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

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our securities.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il designated his third son, Kim Jong-eun, as his successor prior to his death, the eventual outcome of such leadership transition remains uncertain. Only limited information is available about Kim Jong-eun, who is reported to be in his late twenties, and it remains unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January

2003 followed by a nuclear test in October 2006, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In February 2012, North Korea agreed with the United States to suspend its uranium enrichment activities, place a moratorium on nuclear and long-range missile tests and allow United Nations’ International Atomic Energy Agency inspectors to monitor activities at its main nuclear complex in exchange for food aid. However, in April 2012, North Korea failed in its attempt to launch a satellite using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the recent agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology. Moreover, in March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea has denied responsibility. In November 2010, North Korea reportedly fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the maritime border between Korea and North Korea off the west coast of the Korean peninsula, killing two Korean soldiers and two civilians, wounding many others and causing significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges. In November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions could have a material adverse effect on the Korean economy and on our business, results of operations and financial condition as well as the prices of our securities.

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

We could be adversely affected if the U.S. government were to determine that our affiliate’s Iran-related business activities are sanctionable under the U.S. Iranian sanction laws and regulations.

We acquired a controlling interest in Sungjin Geotec Co., Ltd. (“Sungjin Geotec”), a manufacturer of specialized equipment used in the power and energy industries in May 2010, and we currently hold a 36.7% interest in the company. In recent years, Sungjin Geotec entered into contracts with various suppliers to supply equipment for the development of natural gas fields in Iran, including natural gas fields located in South Pars that is led by Pars Oil and Gas Company, a subsidiary of National Iranian Oil Company. Sungjin Geotec recognized revenues of approximately Won 76.2 billion in 2010 and Won 28.3 billion in 2011 from such activities, and it expects to complete all of such contracts by May 2012.

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

Sungjin Geotec’s supply contracts described above and/or performance thereunder may be sanctionable under the CISADA if the CISADA’s revised definition of “investment” is interpreted to cover the supply of goods to parties developing gas fields in Iran and if future performance under the supply contract is not considered to have “commenced” prior to the enactment of the CISADA. Accordingly, there can be no assurance that Sungjin Geotec’s Iran-related business activities do not constitute sanctionable activities or that we will not be subjected to sanctions under the ISA as amended by the CISADA. Our business and reputation could be adversely affected if the U.S. government were to determine that Sungjin Geotec’s Iran-related business activities constitute sanctionable activity attributable to us. Investors in our securities may also be adversely affected if we are sanctioned under the CISADA or if their investment in the securities is restricted under any sanctions regimes with which the investors are required to comply. As noted above, sanctions under the ISA could include the blocking of any property in which we have an interest, which would effectively prohibit all U.S. persons from receiving any payments from us, or otherwise acquiring, holding, withholding, using, transferring, withdrawing, transporting, importing, or exporting any property in which we have any interest.

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

We engage in limited business activities and investments relating to Sanctions Targets, including Iran, Myanmar and Sudan. We produce and sell, typically through our sales subsidiaries, steel products to Sanctions Targets, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities and investments relating to Sanctions Targets. In particular, Daewoo International, a global trading company in which we hold a

66.6% interest, engages in the trading of steel, raw materials and other items with Sanctions Targets, including Iran and Sudan. Daewoo International also has a portfolio of investments in energy exploration and production projects, including a gas field exploration project in Myanmar, in which Daewoo International had invested Won 803 billion as of December 31, 2011 and plans to make substantial further investments in the future. This project is not expected to generate any revenues until 2013. POSCO E&C, a construction company in which we hold an 89.5% interest, engages in the planning, design and construction of industrial facilities in Iran. We also hold a 70.0% interest in Myanmar-POSCO Steel Co., Ltd., an entity that is an E.U. Sanctions Target under Council Regulation (EC) No. 194/2008, as amended. Our activities and investments do not involve any U.S. goods or services, and we do not export or re-export U.S. goods or services directly or indirectly to any Sanctions Target. For each of 2010 and 2011, our activities and investments relating to Sanctions Targets accounted for less than 1.0% of our total consolidated revenues and total consolidated assets, respectively.

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

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 39.1 million tons of crude steel in 2011 and approximately 35.4 million tons in 2010, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2011, Pohang Works had 16.7 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works had an annual crude steel production capacity of 20.8 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market. Domestic sales accounted for 55.1% of our total sales volume of steel products in 2011 and 62.7% in 2010. We believe that we had an overall market share of approximately 41% of the total sales volume of steel products sold in Korea in 2011 and approximately 40% in 2010. Our export sales and overseas sales to customers abroad accounted for 44.9% of our total sales volume of steel products in 2011 and 37.3% in 2010. Our major export market is Asia, with Asia other than China and Japan accounting for 28.4%, China 19.3% and Japan 8.1% of our total steel export sales volume in 2011 and China accounting for 27.0%, Asia other than China and Japan 24.9% and Japan 12.7% of our total steel export sales volume in 2010.

We also engage in businesses that complement our steel manufacturing operations as well as carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally, in part to prepare for the eventual maturation of the Korean steel market. POSCO E&C, our consolidated subsidiary in which we hold an 89.53% interest, is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. Daewoo International, our consolidated subsidiary in which we acquired a controlling interest in September 2010 for Won 3.37 trillion, is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. Daewoo International also holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share in 2011. POSCO Energy Corporation, our wholly-owned consolidated subsidiary, is the largest private power generation company in Korea.

We generated revenue of Won 68,939 billion and profit for the period of Won 3,714 billion in 2011, compared to revenue of Won 47,887 billion and profit for the period of Won 4,186 billion in 2010. We had total assets of Won 78,409 billion and total equity of Won 40,730 billion as of December 31, 2011, compared to total assets of Won 69,418 billion and total equity of Won 38,537 billion as of December 31, 2010.

Business Strategy

Leveraging on our success during the past four decades, our goal is to strengthen our position as one of the leading steel producers in the world and strive to rank among the top three global steel companies in technology leadership, operational excellence and production capacity. In order to compete effectively in the dynamic global market environment driven by emerging economies and increasing demand for more environmentally friendly products, we are committed to leveraging our competitive advantages and further enhancing our leadership positions. We believe that our proprietary technologies and expertise in developing environmentally-friendly steel production facilities, ability to independently construct such facilities, and know-how in their efficient operation and management enables us to develop differentiated steel products at a highly competitive cost structure.

We also plan to selectively explore opportunities in growth industries that are integral to our overall business model, and we have identified steel, comprehensive materials, energy and new businesses as our key areas of focus. We seek to strengthen our competitiveness and pursue growth through the following core business strategies:

Seek Opportunities for EPC Projects and Expand Our Production and Supply Chain Management Infrastructure Abroad

Drawing on our expertise in steel production, construction capabilities of POSCO E&C and natural resources exploration and production know-how of Daewoo International, POSCO Group plans to carefully seek out promising business opportunities abroad for EPC (or engineering, procurement and construction) projects in the steel sector. We seek out promising investment opportunities abroad, primarily in China, India, Southeast Asia and Latin America, in part to prepare for the eventual maturation of the Korean steel market. We believe that China, India, Southeast Asia and Latin America will continue to offer substantial growth opportunities, and we plan to selectively seek investment opportunities to secure development rights to natural resources and construct steel production facilities. For example, we obtained the approval of the Government of India in May 2011 to construct an integrated steel mill in Orissa State, and we are currently in the process of acquiring the land on which the plant will be constructed. However, the National Green Tribunal, a special court in India that handles the expeditious disposal of cases pertaining to environmental issues, ruled in March 2012 that the Ministry of Environment should reassess the conditions on which clearance was granted for the project, and we are waiting for the ministry’s review of the tribunal’s ruling. With respect to development of iron ore mines in Orissa State, we are waiting for the final judgment from the Indian Supreme Court on mining rights.

In June 2010, we also signed a memorandum of understanding with the Government of Karnataka, a state in southwest India, to construct an integrated steel mill in Karnataka, and we are in discussions with the Government of Karnataka to obtain a mining lease and secure land with appropriate infrastructure.

We are also building a global distribution network of supply chain management centers to provide processing and logistics services and more effectively respond to changes in consumer trends in the global steel market. In 2011, we operated 54 supply chain management centers worldwide that recorded aggregate sales of 4.2 million tons of steel products. We plan to continue expanding our global network of supply chain management centers.

Maintain Technology Leadership in Steel Manufacturing

As part of our strategy, we have identified core products that we plan to further develop, such as premium automotive steel sheets, silicon steel and API-grade steel, and we will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our products. In order to increase our competitiveness and the proportion of our sales of higher margin, higher value-added products, we plan to make additional investments in the development of new manufacturing technologies and upgrade our facilities through continued modernization and rationalization.

We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as sintering and coking plants, as well as reducing operating and raw material costs. In recent years, we have developed proprietary manufacturing technology using a compact endless cast rolling mill that combines the FINEX process with an advanced basic oxygen steelmaking process that uses more scrap in place of pig iron, which enables us to manufacture products at a highly competitive cost structure with lower carbon dioxide emission. Our compact endless cast rolling mill directly casts coils from liquid steel and uses a rolling process that rolls hot rolled coils up to 40 slabs at a time.

Diversify into Production of Comprehensive Materials, including Lithium, Silicon, Carbon and Magnesium

We plan to leverage our expertise in production of various steel-applied materials and venture into the fast-growing and high value-added business of producing environmentally friendly comprehensive materials. We have identified lithium, silicon, carbon and magnesium as our main investment areas. Demand for lithium, which is used as an anode material in lithium ion batteries, has been increasing in recent years, and we have developed proprietary technology to extract lithium from its brine in approximately one month compared to twelve months through conventional production processes. Silicon is a critical element in production of semiconductors and solar cells, and we believe that we are well positioned to take advantage of growth opportunities in this market due to similarities in production of silicon with production of crude steel. We believe we are also able to leverage our expertise in production of crude steel to cost-effective production of carbon and magnesium, which have wide application of industrial use.

Further Develop Our Capabilities to become an Integrated Provider of Energy Solutions

We plan to pursue strategic synergies with our member companies of the POSCO Group to further strengthen our capabilities in the energy industry. POSCO Energy Corporation, our wholly-owned subsidiary, is the largest private power generation company in Korea. POSCO E&C, our consolidated subsidiary in which we hold an 89.5% interest, is one of the leading engineering and construction companies in Korea with expertise in the design and construction of power plants. Daewoo International, our consolidated subsidiary in which we hold a 66.6% interest, engages in various natural resources procurement and energy development projects around the world. In order to secure adequate procurement of principal raw materials, we have also invested in and will continue to explore additional investment opportunities in various raw material development projects abroad, as well as enter into long-term contracts with leading suppliers of iron ore, coal and nickel, principally in Australia and Brazil. We believe that the energy industry is a sustainable business area that offers us attractive opportunities. We will continue to seek opportunities in natural resources development and further expand our power generation and alternative energy solutions businesses, as well as pursue participation in additional power plant projects abroad.

Pursue Cost-Cutting through Operational and Process Innovations

We seek to achieve cost reductions in this era of increasing raw material costs through our company wide process for innovation and enhancing efficiency of operations. We believe that strategic cost cutting measures through utilization of efficient production methods and management discipline will strengthen our corporate competitiveness. After implementation of Six Sigma innovations in recent years, we are now implementing the Quick Six Sigma program, a customized program that we believe will enhance our corporate culture that rewards innovative ideas at all stages of our operations and enable us to benchmark successful innovations to all relevant processes within the company. We will also strive to invest more in human resources development to nurture employees who are capable of working in the global environment.

Selectively Seek Opportunities in Growth Industries

We will continue to selectively seek opportunities in growth industries to diversify our business both vertically and horizontally. Through POSCO ICT Co., Ltd., a 72.5%-owned subsidiary, we engage in information and technology consulting services as well as automation and system integration engineering services. POSCO E&C is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. On September 20, 2010, we acquired a controlling interest in Daewoo International Corporation for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy development projects. We will continue to selectively seek opportunities to indentify new growth engines and diversify our operations.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	hot rolled products;

•	plates;

•	wire rods;

•	cold rolled products;

•	silicon steel sheets; and

•	stainless steel products.

The tables below set out our sales revenues and sales volume by major steel product categories for the periods indicated.

	For the Year Ended December 31,
	2010		2011
Steel Products	Billions of Won	%	Billions of Won	%
Hot rolled products	6,583	17.2	5,896	13.7
Plates	4,196	11.0	5,770	13.4
Wire rods	2,494	6.5	2,885	6.7
Cold rolled products	13,080	34.2	12,502	29.0
Silicon steel sheets	1,674	4.4	1,719	4.0
Stainless steel products	7,178	18.8	6,785	15.8
Others (1)	3,000	7.9	7,513	17.4

Total	38,206	100.0	43,070	100.0

(1)	Including all revenue from sale of steel products by Daewoo International. Such revenue was consolidated in 2010 only from the date of our acquisition of Daewoo International on September 20, 2010, compared to consolidation for the full year in 2011. Prior to September 20, 2010, sales revenue of steel products sold by us to Daewoo International was classified under the applicable steel product category.

	For the Year Ended December 31,
	2010		2011
Steel Products	Thousands of Tons	%	Thousands of Tons	%
Hot rolled products	7,585	22.5	6,600	17.2
Plates	4,274	12.7	5,272	13.8
Wire rods	2,273	6.7	2,455	6.4
Cold rolled products	12,974	38.4	11,843	30.9
Silicon steel sheets	1,025	3.0	981	2.6
Stainless steel products	2,381	7.1	2,235	5.8
Others (1)	3,241	9.6	8,915	23.3

Total	33,754	100.0	38,300	100.0

(1)	Including all sales volume of steel products sold by Daewoo International. Such sales volume was consolidated in 2010 only from the date of our acquisition of Daewoo International on September 20, 2010, compared to consolidation for the full year in 2011. Prior to September 20, 2010, sales volume of steel products sold by us to Daewoo International was classified under the applicable steel product category.

The sales revenue and sales volume in the tables above represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of these entities. They include sales by our consolidated subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products. The sales of steel products purchased from third parties amounted to approximately 2.2 million tons in 2010 and 9.2 million tons in 2011, accounting for Won 1,708 billion in 2010 and Won 7,972 billion in 2011, respectively.

Prior to our acquisition of Daewoo international on September 20, 2010, the sales revenue and sales volume of steel products sold by us to Daewoo International were classified under the applicable steel product category in the tables above, compared to all of such steel products being classified as “others” subsequent to our acquisition on September 20, 2010. Such categorization resulted in a substantial increase in the sales revenue and sales volume of the “others” category from 2010 to 2011 while decreasing the sales revenue and sales volume of each of the remaining product categories during the corresponding periods.

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

Our deliveries of hot rolled products amounted to 6.6 million tons in 2011, representing 17.2% of our total sales volume of steel products. The Korean market accounted for 5.2 million tons or 78.5% of our hot rolled product sales in 2011, representing a domestic market share of approximately 39%. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue. In 2011, our sales volume of hot rolled products decreased by 13.0% compared to 2010 primarily due to classification of our sales of hot rolled products to Daewoo International as “others” starting on September 20, 2010, as well as a decrease in demand from downstream steelmakers in Korea and abroad.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates amounted to 5.3 million tons in 2011, representing 13.8% of our total sales volume of steel products. The Korean market accounted for 4.7 million tons or 88.3% of our plate sales in 2011, representing a domestic market share of approximately 37%. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2011, our sales volume of plates increased by 23.3% compared to 2010, reflecting an increase in demand from the shipbuilding industry.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods amounted to 2.5 million tons in 2011, representing 6.4% of our total sales volume of steel products. The Korean market accounted for 1.9 million tons or 78.0% of our wire rod sales in 2011, representing a domestic market share of approximately 48%. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2011, our sales volume of wire rods increased by 8.0% compared to 2010, reflecting an increase in demand from the domestic automotive industry.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products amounted to 11.8 million tons in 2011, representing 30.9% of our total sales volume of steel products. The Korean market accounted for 6.4 million tons or 54.3% of our cold rolled product sales in 2011, representing a domestic market share of approximately 49%.

Cold rolled products constitute our largest product category in terms of sales volume and revenue. In 2011, our sales volume of cold rolled products decreased by 8.7% compared to our sales volume in 2010 primarily due to classification of our sales of cold rolled products to Daewoo International as “others” starting on September 20, 2010, as well as a decrease in demand from abroad, reflecting a downturn of the global economy in the second half of 2011.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets amounted to 1.0 million tons in 2011, representing 2.6% of our total sales volume of steel products. The Korean market accounted for 543 thousand tons or 55.4% of our silicon steel sheet sales in 2011, representing a domestic market share of approximately 91%.

In 2011, our sales volume of silicon steel sheets decreased by 4.3% compared to 2010 due to a decrease in demand from manufacturers of power transformers and generators.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products amounted to 2.2 million tons in 2011, representing 5.8% of our total sales volume of steel products. The Korean market accounted for 876 thousand tons or 39.2% of our stainless steel product sales in 2011, representing a domestic market share of approximately 58%.

Stainless steel products constitute our second largest product category in terms of revenue. Although sales of stainless steel products accounted for only 5.8% of our total sales volume in 2011, they represented 15.8% of our total revenues from sales of steel products in 2011. Our sales volume of stainless steel products decreased by 6.2% in 2011 compared to 2010 due to a decrease in demand from our overseas customers in the automotive industry and the household goods industry.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 55.1% of our total sales volume of steel products in 2011. Our export sales and overseas sales to customers abroad represented 44.9% of our total sales volume of steel products in 2011. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

The total Korean market for steel products amounted to 51.1 million tons in 2011.

The table below sets out sales of steel products in Korea for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009		2010		2011
Source	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Korean steel companies’ sales	42,480	77.1	43,570	74.4	36,378	80.1	40,390	78.1	37,934	74.2
Imports (1)	12,628	22.9	15,002	25.6	9,033	19.9	11,329	21.9	13,199	25.8

Total domestic sales (1)	55,108	100.0	58,572	100.0	45,411	100.0	51,719	100.0	51,133	100.0

(1)	Source: POSCO Research Institute.

Total sales volume of steel products in Korea increased by 6.3% in 2008 primarily due to an increase in demand from the shipbuilding and automotive industries during such period, but decreased by 22.5% in 2009 in response to sluggish demand from customers in the industries adversely impacted by deteriorating global economic conditions, such as the automotive and construction industries. Total sales volume of steel products in Korea increased by 13.9% in 2010, primarily due to a general recovery of the global economy and an increase in demand from the automotive industry and the household goods industry, the impact of which was partially offset by a decrease in demand from the construction industry. Total sales volume of steel products in Korea decreased by 1.1% in 2011 primarily due to a further decrease in demand from the construction industry.

In recent years, domestic consumers of steel products have also relied on imports from foreign competitors, primarily from China, Japan and Russia. Import volume of steel products increased from 12.6 million tons in 2007 to 15.0 million tons in 2008, resulting in an increase in their aggregate domestic market share from 22.9% in 2007 to 25.6% in 2008. However, due to the global economic downturn, import volume of steel products decreased significantly to 9.0 million tons of steel products in 2009, resulting in a decrease in market share to 19.9%. Imports from foreign competitors showed strong growth in recent years as import sales volume rebounded to 11.3 million tons in 2010 and 13.2 million tons in 2011, resulting in an increase in market share to 21.9% in 2010 and 25.8% in 2011.

We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

Exports

Our export sales and overseas sales to customers abroad represented 44.9% of our total sales volume of steel products in 2011, 55.8% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of sales volume increased by 36.3% to 17.2 million tons in 2011 compared to 2010, reflecting consolidation of Daewoo International’s export sales results in 2011 for the full year compared to the consolidation of such results in 2010 starting September 20, 2010, the date of our acquisition of the controlling interest in Daewoo International, as well as the general improvement of the global economy in the first half of 2011 and increase in demand for our products from customers abroad.

The tables below set out our export sales and overseas sales to customers abroad in terms of sales volume of steel products by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2010		2011
Region	Thousands of Tons	%	Thousands of Tons	%
Asia (other than China and Japan)	3,139	24.9	4,874	28.4
China	3,405	27.0	3,313	19.3
Europe	452	3.6	1,752	10.2
Japan	1,598	12.7	1,393	8.1
Middle East	267	2.1	1,211	7.0
North America	1,280	10.2	644	3.7
Others	2,466	19.6	3,995	23.2

Total	12,607	100.0	17,182	100.0

	For the Year Ended December 31,
	2010		2011
Steel Products	Thousands of Tons	%	Thousands of Tons	%
Hot rolled products	1,946	15.4	1,418	8.3
Plates	643	5.1	617	3.6
Wire rods	655	5.2	541	3.1
Cold rolled products	6,364	50.5	5,417	31.5
Silicon steel sheets	486	3.9	438	2.5
Stainless steel products	1,580	12.5	1,358	7.9
Others (1)	934	7.4	7,392	43.0

Total	12,607	100.0	17,182	100.0

(1)	Including all export sales of steel products by Daewoo International. Such sales were consolidated in 2010 only from the date of our acquisition of Daewoo international on September 20, 2010, compared to consolidation for the full year in 2011. Prior to September 20, 2010, sales volume of export steel products sold by us to Daewoo International was classified under the applicable steel product category.

The table below sets out our revenues, including non-steel sales, by geographical location of customers for the periods indicated.

	For the Year Ended December 31,
Revenue by Geographic Location of Customers	2010		2011
	(In billions of Won)
Korea	(Won)	37,760	(Won)	53,987
China		5,133		6,071
Asia (other than China and Japan)		1,763		2,645
Japan		1,504		2,387
North America		426		1,282
Other		1,301		2,567

Total		47,887		68,939

The above tables include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

The table below sets out the world’s apparent steel use for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
Apparent steel use (million metric tons)	1,218	1,218	1,140	1,312	1,398
Percentage of annual increase (decrease)	7.0%	0.0%	(6.4)%	15.1%	6.5%

Source: World Steel Association.

Recent difficulties affecting the European Union and global financial sectors, adverse conditions and volatility in the European Union and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European Union and global economies have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Such developments weakened global demand in steel consumption in 2008 and 2009 before the recovery in demand in recent years. The World Steel Association forecasts that global apparent steel use is expected to increase by 5.4% to 1,474 million metric tons in 2012 after increasing by 6.5% in 2011.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to be 1,525 million tons in 2011. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy occurs or demand from developing countries that have experienced significant growth in the past several years does not meet the recent growth in production capacity.

We distribute our export products mostly through Korean trading companies, including Daewoo International, and our overseas sales subsidiaries. Our largest export market in 2011 was Asian countries other than China and Japan, which accounted for 28.4% of our export volume of steel products, including sales by our overseas subsidiaries. The principal products exported to Asian countries other than China and Japan were cold rolled products and hot rolled products. Our exports to Asian countries other than China and Japan amounted to 3.1 million tons in 2010 and 4.9 million tons in 2011. Our exports to Asian countries other than China and Japan increased by 55.3% in 2011 primarily due to our decision to allocate more products to regions where we could obtain better export prices. On the other hand, sales volume to China decreased by 2.7% from 3.4 million tons in 2010 to 3.3 million tons in 2011 and sales volume to Japan decreased by 12.8% from 1.6 million tons in 2010 to 1.4 million tons in 2011.

Anti-Dumping and Countervailing Duty Proceedings

In the United States, a number of our products have been subject to anti-dumping and countervailing duty proceedings since 1992. As a result of these proceedings, our sales of corrosion resistant steel were subject to a countervailing duty margin of 0.10% and an anti-dumping duty margin of 0.05% (which is effectively zero pursuant to the de minimis margin rule). In March 2012, the U.S. government revoked such anti-dumping order with respect to our corrosion resistant steel sales in the United States.

In India, our sales of stainless cold rolled steel have been subject to an anti-dumping duty ranging from $62.61 per ton to $234.98 per ton starting in November 2009 for a five-year period. In Russia, our sales of stainless steel have been subject to an anti-dumping duty of 4.8% starting in November 2010 for a three-year period. In addition, several countries have initiated anti-dumping investigations and other safeguard proceedings relating to our global sales operations, including the initiation of an anti-dumping investigation by the Brazilian government starting in April 2011 relating to our sales of coated steel products as well as an investigation by the Indonesian government starting in June 2011 relating to our sales of cold rolled products. We are also subject to anti-dumping proceedings by the Thai government but no anti-dumping tariff was imposed on us in the latest round of assessment completed in July 2010. In March 2012, the Taiwan government initiated an anti-dumping investigation relating to our sales of steel plates and cold rolled products.

Pricing Policy

We determine the sales price of our products based on market conditions. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market.

Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors. Our export prices in Dollar terms decreased in 2008 in response to intensification of the global financial crisis, a trend which lasted until the first half of 2009. Starting in the third quarter of 2009, our export prices gradually started to recover due to an increase in demand driven by improvement in business confidence and higher level of economic activities as well as a decrease in our inventory level. We maintained similar pricing levels throughout 2010, but we gradually increased our export prices in the first half of 2011. However, our export prices fell substantially in the second half of 2011 due to uncertainties in the global economy caused by financial difficulties affecting European countries including Greece, Spain, Portugal and Italy. We may decide to adjust our future sales prices on an on-going basis subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2011, POSCO imported approximately 51.6 million dry metric tons of iron ore and 27.6 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and the United States. In 2011, we purchased most of our iron ore and coal imports pursuant to long-term contracts. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. We typically have an option to increase or decrease the fixed purchase amounts up to 5% or 10% each year. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through an acquisition of a minority interest. We purchased approximately 23.2% of our iron ore and coal imports in 2011 from foreign mines in which we have made investments. Our major investments to procure supplies of coal include an investment of A$50.2 million in July 2010 to acquire a 70% interest in Hume Coal in Australia, which is currently at an exploration stage, to supply 1.3 million tons of coal per year starting in 2015. In July 2011, we acquired a 20% interest in Mt. Klappan in Canada for C$10 million, which we expect will supply 3 million tons of coal per year when it becomes operational starting in 2017.

Our major investments to procure supplies of iron ore include an investment of US$500 million in December 2008 to acquire a 6.5% interest in Nacional Minérios S.A., an iron ore mining company in Brazil, in a consortium with Japanese steel manufacturers and trading companies. In 2009, we started importing iron ore from the Brazilian venture, and we expect to secure approximately 5.0 million tons annually by 2012. We also made an initial investment of A$249 million in 2010 to acquire a 3.75% interest in Roy Hill Holdings Pty., Ltd. We also entered into a contract in March 2012 to invest an additional A$1,495 million to increase our interest to 15% but sold a 2.5% interest in April 2012 to China Steel Corporation for A$305 million. Through our remaining 12.5% interest in Roy Hill Holdings Pty., Ltd., we expect to secure approximately 7.0 million tons of iron ore per year. In July 2010, we acquired a 24.5% interest in the Australian Premium Iron (API) iron ore joint venture in Pilbara, Australia for A$184 million, which expects to supply 9.8 million tons of iron ore starting in 2016. We will continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$172 in 2009, US$191 in 2010, and US$292 in 2011. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$68 in 2009, US$136 in 2010 and US$167 in 2011. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia and Japan, as well as Korea. A substantial portion of the requirements for ferrochrome is purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States, European Union and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average market price of nickel per ton trading on the London Metal Exchange increased from US$21,809 in 2010 to US$22,894 in 2011.

In order to secure stable sources of nickel for stainless steel production, we entered into a joint venture in May 2006 with Société Minière du Sud Pacifique S.A. to establish SNNC Co., Ltd. (“SNNC”) a company primarily engaged in nickel smelting. We hold a 49% interest in SNNC, and Société Minière du Sud Pacifique S.A., a major mining company based in New Caledonia, holds the remaining 51% interest. SNNC operates a nickel smelting works with a production capacity of 30 thousand tons of nickel per year.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. These dedicated vessels transported approximately 71% of the total requirements in 2011, and the remaining 29% was transported by vessels retained through short to medium term contracts, depending on market conditions. Australia and Brazil are the main countries where the vessels are loaded, and they accounted for 63% and 16%, respectively, of our total requirements in 2011. We plan to increase the average size of dedicated vessels we use by approximately 10% by 2020 in order to pursue additional economies of scale, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

The Steelmaking Process

Our major production facilities, Pohang Works and Gwangyang Works, produce steel by the basic oxygen steelmaking method. The stainless steel plant at Pohang Works produces stainless steel by the electric arc furnace method. Continuous casting improves product quality by imparting a homogenous structure to the steel. Pohang Works and Gwangyang Works produce all of their products through the continuous casting.

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

Slabs are processed to produce hot rolled coil products at hot strip mills or to produce plates at plate mills. Hot rolled coils are an intermediate stage product that may either be sold to our customers as various finished products or be further processed by us or our customers into higher value-added products, such as cold rolled sheets and silicon steel sheets. Blooms and billets are processed into wire rods at wire rod mills.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. We generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 39% in 2011, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 49% and 58%, respectively, in 2011, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitors in Korea are Hyundai Steel Co., Ltd. with an annual crude steel production of approximately 16.2 million tons and Dongbu Steel Co., Ltd. with an annual crude steel production of approximately 4.6 million tons. Hyundai Steel Co., Ltd. completed construction of an integrated steel mill with an annual capacity of 4 million tons in January 2010 and added a second furnace with the same capacity in November 2010 and a third furnace with the same capacity in April 2011.

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

Subsidiaries and Global Joint Ventures

Steel Production

In order to effectively implement our strategic initiatives and to solidify our leadership position in the global steel industry, we have established various subsidiaries and joint ventures around the world.

Korea. We established POSCO Specialty Steel Co., Ltd. as a wholly-owned subsidiary in Korea in February 1997. POSCO Specialty Steel produces high-quality steel products for the automotive, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 840 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 736 thousand tons of such products in 2011.

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

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of approximately 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 850 thousand tons of stainless steel products in 2011.

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. The plant became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 210 thousand tons of such products in 2011.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. The cold rolling mill with an annual production capacity of 1.9 million tons became operational in March 2006 and the company produced 2.0 million tons of such products in 2011. We currently hold a 25% interest in this joint venture.

Vietnam. We entered into an agreement with Nippon Steel Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. We have an 85% interest in the joint venture. We completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production. POSCO Vietnam produced 1,026 thousand tons of such products in 2011.

Thailand. In order to secure an alternative sales source for stainless cold rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in September 2011. We renamed the company as POSCO Thainox Public Company Limited in October, 2011 and currently hold a 94.9% interest in the company. POSCO Thainox Pcl plans to increase its production volume to 300,000 tons by 2015. The company produced 124 thousand tons of stainless cold rolled products in 2011.

United States. We entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe LLC to produce American Petroleum Institute-compliant pipes (“API Pipes”) and non-API pipes. We hold a 35% interest in the company. US Steel and we each supply 50% of the hot rolled steel required for the production of pipes. United Spiral Pipe started commercial production in May 2010 and produced 15.4 thousand tons of pipes in 2011.

We also entered into 50-50 joint venture between U.S. Steel Corporation and us called USS-POSCO Industries Corporation. We sell hot rolled products to USS-POSCO Industries, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. USS-POSCO Industries produced 894 tons of such products in 2010 and 874 thousand tons in 2011.

Mexico. In Mexico, POSCO Mexico S.A. de C.V. completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production to supply automotive manufacturers in Mexico, Southeastern United States and South America. POSCO Mexico produced 370 thousand tons of cold rolled products in 2011.

Others. In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. We estimate the aggregate costs of the initial phase of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of plates and hot rolled products. We obtained the approval of the Government of India in May 2011 to construct an integrated steel mill in Orissa State, and we are currently in the process of acquiring the land on which the plant will be constructed. However, the National Green Tribunal, a special court in India that handles the expeditious disposal of cases pertaining to environmental issues, ruled in March 2012 that the Ministry of Environment should reassess the conditions on which clearance was granted for the project, and we are waiting for the ministry’s review of the tribunal’s ruling. With respect to development of iron ore mines in Orissa State, we are waiting for the final judgment from the Indian Supreme Court on mining rights. In June 2010, we also signed a memorandum of understanding with the Government of Karnataka, a state in southwest India, to construct an integrated steel mill in Karnataka, and we are in discussions with the Government of Karnataka to obtain a mining lease and secure land with appropriate infrastructure.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2011, our 54 supply chain management centers recorded aggregate sales of 4.2 million tons of steel products.

Steel Trading

Our trading activities consist of exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. To strengthen our global market presence, we are coordinating these trading activities through a global trading network comprised of overseas subsidiaries, branches and representative offices. Such subsidiaries and offices support our trading activities by locating suitable local suppliers and purchasers on behalf of ourselves as well as customers, identifying business opportunities and providing information regarding local market conditions. Our consolidated subsidiaries engaged in steel trading include POSCO Processing & Service Co., Ltd. that primarily focuses in the domestic market, and POSCO Asia Company Limited located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan, POSCO America Corporation located in New Jersey, U.S.A. and POSCO South Asia Co., Ltd. located in Bangkok, Thailand.

On September 20, 2010, we acquired a controlling interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles, operates a department store in Korea, and holds a 24% interest in Kyobo Life Insurance, Korea’s third largest life insurance company in terms of market share in 2011. Daewoo International was established in December 2000 when the international trading and construction businesses of Daewoo Corporation were spun off into three separate companies as part of a debt workout program of Daewoo Corporation.

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

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO E&C has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. One of its landmark urban planning and development projects includes the development of a 5.7 million-square meter area of Songdo International City in Incheon, which POSCO E&C is co-developing with Gale International, a respected real estate developer based in the United States. POSCO E&C also has substantial experience in the energy field obtained from the construction of various power plants for member companies of the POSCO Group, specializing primarily in engineering and construction of LNG and coal-fired thermal power plants. In recent years, POSCO E&C has obtained various orders for such power plants, including LNG-fired power plants in Incheon, Korea and coal-fired thermal power plants in Ventanas and Angamos, Chile. In response to increasing demand from the energy industry, POSCO E&C plans to continue to target opportunities in power plant construction, which it believes offers significant growth potential, and thereby enhance its know-how and profitability.

Energy

We have accumulated several decades of experience and know-how in a wide range of energy-related fields, including natural gas and other forms of power generation. As part of our diversification efforts, we strive to identify business opportunities for power generation, renewable energy, LNG logistics and natural resources exploration.

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Energy Corporation. POSCO Energy Corporation expanded its power generation capacity by constructing additional 1,252 megawatts power plants that began commercial operation in June 2011. In December 2010, POSCO Energy Corporation also completed the construction of a 284 megawatts combined cycle power generation facility utilizing by-product gas generated from our Gwangyang Works. As part of its efforts to geographically diversify its power generation facilities, POSCO Energy Corporation is constructing a 1,200 megawatts class coal power plant in Vietnam with Applied Energy Services Corporation. In Indonesia, POSCO Energy Corporation has partnered with Krakatau Daya Listrik to build a 200 megawatts byproduct gas power plant, which will be used to power our integrated mill. POSCO Energy Corporation’s total power generation capacity was approximately 3,300 megawatts as of December 31, 2011.

POSCO Energy Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions. In order to meet the increasing demand and regulatory requirements for clean energy, POSCO Energy Corporation signed a strategic partnership agreement in February 2007 with FuelCell Energy, a global leader in the field of molten carbonate fuel cell technology, pursuant to which POSCO Energy Corporation is exploring opportunities to expand its business into the stationary fuel cell market. In consultation with FuelCell Energy, POSCO Energy Corporation completed construction of a fuel cell stack manufacturing plant with an annual production capacity of 34 megawatts in 2011 with the objective of enhancing POSCO Energy Corporation’s capability to meet the growing domestic demand for fuel cell energy.

LNG Logistics. In an effort to reduce our dependency on oil, we became the first private company in Korea to import liquefied natural gas (“LNG”) in 2005, and we have steadily increased the use of natural gas for energy generation at our steel production facilities. We operate an LNG receiving terminal that is equipped with two 100,000 kiloliters storage tanks and one 165,000 kiloliters storage tank and additional facilities with capacity to process up to 1.7 million tons of LNG annually in Gwangyang. We are also constructing an additional 165,000 kiloliters storage tank that is scheduled for completion in May 2013. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. We are also building a synthetic natural gas production plant with an annual capacity of 500,000 tons in Gwangyang that is scheduled for completion by the end of 2014. We believe that the synthetic natural gas production plant will provide us with a stable supply of LNG substitutes that we can utilize to meet our growing needs for energy generation.

Natural Resources Development. We are also actively seeking business opportunities in the exploration and production of oil and natural gas. In 2007, we participated in the Aral Sea Exploration Project in Uzbekistan, purchasing a 9.8% interest from Korea National Oil Corporation. Additionally, we acquired a 12.5% interest in 2008 in the Namangan-Tergachi and Chust-Pap Oil and Gas Exploration Project in Uzbekistan. On September 20, 2010, we also acquired a controlling interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. In particular, Daewoo International joined a consortium with Korea Gas Corporation, ONGC Videsh Ltd. and the Gas Authority of India Ltd. in November 2002, which made a successful bid in the gas exploration, development and production project in the Myanmar A-1 gas field. In October 2005, the consortium made a successful bid in the gas exploration, development and production project in the Myanmar A-3 gas field, located adjacent to the Myanmar A-1 gas field. In December 2008, the consortium entered into a sales agreement with China National United Oil Corporation to sell the gas produced from the A-1 and A-3 gas fields for a period of 30 years after the commencement of production. In August 2010, Myanmar Oil & Gas Enterprise, the national oil and gas company of Myanmar, acquired a 15% interest in each of the projects. As of December 31, 2011, Daewoo International had invested approximately US$411 million in the A-1 gas field project and approximately US$285 million in the A-3 gas field project and held a 51% interest in each of the projects. Daewoo International plans to make substantial further investments in the future, and production of gas from these gas fields is expected to commence in 2013.

Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. Daewoo International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad. Daewoo International mitigates the risks associated with such investments through subsidies from the Korea National Oil Corporation and the Korea Resources Corporation, government agencies that promote natural resources development activities and subsidize a portion of the investment amount in the event the investor fails to develop viable deposits. If the natural resources development activities are successful, the investor must reimburse the relevant agency for the subsidy amount, together with accrued interest.

Others

We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCON Co., Ltd., acquired in 1986, provides industrial engineering services, including manufacturing services utilizing automation technology. POSCO ICT Co., Ltd., founded in 1989, provides information and technology consulting and system network integration and outsourcing services. POSCO Plant Engineering Co., Ltd., created from merger of POSCO Machinery & Engineering Co., Ltd. and POSCO Machinery Co., Ltd. in January 2010, provides engineering services related to plant construction and operations. POSCO Chemtech Company Ltd., formerly POSCO Refractories and Environment Company, Ltd., specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products.

Insurance

As of December 31, 2011, our property, plant and equipment are insured against fire and other casualty losses up to Won 25,390 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Ownership
Daewoo International Corporation	Korea	66.56%
POSCO Engineering & Construction Co., Ltd	Korea	89.53%
POSCO Energy Corporation	Korea	100.00%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	58.60%
POSCO Specialty Steel Co., Ltd.	Korea	100.00%
POSCO Processing & Service Co., Ltd.	Korea	95.31%
POSCO ICT Co., Ltd.	Korea	72.54%

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

Pohang Works

Construction of Pohang Works began in 1970 and ended in 1983. Pohang Works currently has an annual crude steel and stainless steel production capacity of 17.5 million tons. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 41 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 200,000 tons for unloading raw materials, storage areas for up to 34 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2007	2008	2009	2010	2011
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	14.30	15.00	15.00	15.00	16.65
Actual crude steel and stainless steel output (million tons)	13.66	14.94	14.34	14.23	16.38
Capacity utilization rate (%) (1)	95.5	99.6	95.6	94.9	99.8

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

Construction of Gwangyang Works began in 1985 on a site of 13.7 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. Gwangyang Works currently has an annual crude steel production capacity of 22.2 million tons. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

Gwangyang Works is comprised of 49 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 38 days’ supply of raw materials and separate docking facilities for ships carrying products for export.

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

	As of or for the Year Ended December 31,
	2007	2008	2009	2010	2011
Crude steel production capacity as of end of the year (million tons per year)	16.70	18.00	18.00	20.80	20.80
Actual crude steel output (million tons)	17.41	18.20	15.19	19.48	20.94
Capacity utilization rate (%) (1)	104.2	101.1	84.4	100.4	100.7

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

The Environment

We believe we are in compliance with applicable environmental laws and regulations in all material respects. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. As we continue to diversify our production operations abroad and the importance of comprehensive environmental management continues to grow, we announced an integrated environmental management system in December 2010, pursuant to which all of our subsidiaries located in Korea as well as abroad will strive to acquire the ISO 14001 certification by the end of 2012. We also operate a certification program targeting our suppliers and outsourcing partners, pursuant to which they are encouraged to establish environmental management systems of their own.

We have taken additional measures to ensure that we are appropriately addressing environmental issues. We recycle most of the by-products from the steelmaking process. A vital part of our production process requires consumption of water, and many of our operations are located on coastal sites or adjacent to major lakes and rivers. Recognizing the importance of water resources, we established mid-to-long-term water management strategies to more effectively utilize water resources, including increasing water recycling, reducing usage volume, developing substitute sources and reducing manufacturing discharge harmful to the environment. As part of our efforts to preserve biological diversity, we supply steel slag that is used in the construction of underwater facilities designed to restore marine ecosystems damaged by rising seawater temperatures. In addition, we have been developing environmentally friendly products such as chrome-free steel sheets in an effort to compete with products from the European Union, the United States and Japan and to meet strengthened environmental regulations. Anticipating the trend toward increasing regulation of chrome in various steel products, we introduced chrome-free steel products meeting international environmental standards in 2006 that are used to manufacture automotive oil tanks.

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

Our climate change response program seeks to minimize the risks from changes in climate as well as to maximize the opportunities available in such environment by enhancing the energy efficiency of our production process. We invested Won 203 billion in facilities and equipments for the program in 2011, and we spent Won 47 billion in our research and development activities in 2011 to reduce carbon dioxide emissions. We are also involved in a forestation project in Uruguay, which was registered as the world’s first Clean Development Mechanism project sponsored by a steel producer. Clean Development Mechanism is one of the Kyoto Protocol’s project-based mechanisms designed to promote projects that reduce emissions. We have disclosed our carbon dioxide emission levels and efforts to deal with climate changes through various channels, including participating in the Carbon Disclosure Project in 2011. The Carbon Disclosure Project is an organization based in the United Kingdom that works with major corporations around the world to disclose their greenhouse gas emission levels.

POSCO spent Won 297 billion in 2009, Won 636 billion in 2010 and Won 493 billion in 2011 on anti-pollution facilities. In 2011, approximately 13% of our investments in facilities were dedicated to investing in low-emission, anti-pollution facilities.

Item 4A.  Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.  Operating and Financial Review and Prospects

Item 5.A.  Operating Results

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB.

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, an engineering and construction segment, a trading segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of global trading activities of Daewoo International, exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The “others” segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. See Note 37 of Notes to Consolidated Financial Statements.

One of the major factors contributing to our historical performance has been the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information — Item 3.D. Risk Factors — Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other factors have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These factors include:

•	our sales volume, unit prices and product mix;

•	costs and production efficiency;

•	exchange rate fluctuations; and

•	acquisition of Daewoo International in September 2010.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Prices and Product Mix

In recent years, our net sales have been affected by the following factors:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market;

•	price levels; and

•	our ability to improve our product mix.

Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general.

In 2011, unit sales prices in Won for all of our principal product lines, other than those categorized under “others”, increased. However, the weighted average unit price for our products decreased by 0.6% from 2010 to 2011, as we consolidated sales results of steel products sold by Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011. Sales prices of steel products manufactured by other steel companies that are sold by Daewoo International are typically lower than those produced and sold by us.

Unit sales price of plates, which accounted for 13.8% of total sales volume, increased by 11.5% in 2011. Unit sales price of silicon steel sheets, which accounted for 2.6% of total sales volume, increased by 7.3% in 2011. Unit sales price of wire rods, which accounted for 6.4% of total sales volume, increased by 7.1% in 2011. Unit sales price of cold rolled products, which accounted for 30.9% of total sales volume, increased by 4.7% in 2011. Unit sales price of hot rolled products, which accounted for 17.2% of total sales volume, increased by 2.9% in 2011. Unit sales price of stainless steel products, which accounted for 5.8% of total sales volume, increased by 0.7% in 2011. On the other hand, unit sales price of steel products categorized under “others”, which include steel products sold by Daewoo International and accounted for 23.3% of total sales volume, decreased by 9.0% in 2011.

Appreciation in the average value of the Won against the Dollar from 2010 to 2011 contributed to a decrease in our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., appreciated from Won 1,156.3 to US$1.00 in 2010 to Won 1,108.1 to US$1.00 in 2011.

Partly in response to the weakening demand resulting from the global economic downturn, our export prices in dollar terms decreased in the first half of 2009. Starting in the third quarter of 2009, our export prices in dollar terms gradually started to recover due to an increase in demand driven by improvement in business confidence and higher level of economic activities as well as a decrease in our inventory level. We maintained similar pricing levels throughout 2010, but we gradually increased our export prices in the first half of 2011. However, our export prices fell substantially in the second half of 2011 due to uncertainties in the global economy caused by financial difficulties affecting European countries including Greece, Spain, Portugal and Italy. We may decide to adjust our future export sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2010		2011
	(In thousands of Won per ton)
Hot rolled products	(Won)	868	(Won)	893
Plates		982		1,094
Wire rods		1,097		1,175
Cold rolled products		1,008		1,056
Silicon steel sheets		1,633		1,753
Stainless steel products		3,014		3,037
Others (1)		926		843

Average (2)	(Won)	1,132	(Won)	1,125

(1)	Including all sales results of steel products sold by Daewoo International. Such sales results were consolidated in 2010 only from the date of our acquisition of Daewoo International on September 20, 2010, compared to consolidation for the full year in 2011. Prior to September 20, 2010, sales results of steel products sold by us to Daewoo International were classified under the applicable steel product category.

(2)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2010	2011
	(Percentage of net sales)
Cost of goods sold	82.9%	86.8%
Selling and administrative expenses	5.5	5.3
Gross margin	17.1	13.2
Operating profit margin	11.3	7.8

Our operating profit margin decreased from 11.3% in 2010 to 7.8% in 2011. Our operating profit margin was negatively affected in 2011 due to the consolidation of Daewoo International’s results in 2011 for the full year compared to the consolidation of such results in 2010 starting September 20, 2010, the date of our acquisition of the controlling interest in Daewoo International. Daewoo International, as a global trading company that primarily engages in trading of steel and raw materials, typically recognizes revenue from its trading activities on a gross basis that results in lower margin levels.

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

The table below sets out certain information regarding our efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
Crude steel and stainless steel production capacity (million tons per year)	34.6	37.6	39.4
Actual crude steel and stainless steel output (million tons)	31.1	35.4	39.1
Capacity utilization rate (%)	90.0	94.2	99.2
Steel product sales (million tons) (1)	31.1	33.8	38.3

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by them from third parties, including trading companies to which we sell steel products. These sales amounted to approximately 0.5 million tons in 2009, 2.2 million tons in 2010, and 9.2 million tons in 2011.

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2011, 44.9% of our sales volume of steel products was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in Dollar terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars.

We try to minimize our exposure to currency fluctuations by attempting to maintain export sales, which result in foreign currency receipts, at a level that covers foreign currency obligations to the extent feasible. As a result, a decrease in our export sales could increase our foreign exchange risks. We attempt to manage the remaining net exposure after natural hedges by entering into derivative contracts such as forward exchange contracts. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations. Because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), depreciation of the Won generally has a negative impact on our results of operations.

Acquisition of Daewoo International in September 2010

On September 20, 2010, we acquired a controlling interest in Daewoo International for Won 3.37 trillion. On a consolidated basis, Daewoo International generated revenues of Won 19,457 billion and profit for the period of Won 211 billion in 2011, compared to revenues of Won 4,272 billion and profit for the period of Won 128 billion in 2010. In accordance with IFRS as issued by the IASB, the results of operations of Daewoo International have been consolidated starting on September 20, 2010, the date of acquisition. Accordingly, comparability with our consolidated financial statements for prior years is impacted accordingly.

Inflation

Inflation in Korea, which was 2.8% in 2009, 2.9% in 2010 and 4.2% in 2011, has not had a material impact on our results of operations in recent years.

Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. These accounting principles require us to make certain estimates and judgments that affect the reported amounts in our consolidated financial statements. Our estimates and judgments are based on historical experience, forecasted future events and various other assumptions that we believe to be reasonable under the circumstances. Estimates and judgments may differ under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We believe the critical accounting policies discussed below are the most important to the portrayal of our financial condition and results of operations. Each of them is dependent on projections of future market conditions, and they require us to make the most difficult, subjective or complex judgments.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for exposures in our receivable balances that represent our estimate of probable losses in our short-term and long-term receivable balances from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and negatively impact their ability to make payments, additional allowances may be required. Determining the allowance for doubtful accounts requires significant management judgment and estimates including, among others, the credit worthiness of our customers, experience of historical collection patterns, potential events and circumstances affecting future collections and the ongoing risk assessment of our customer’s ability to pay.

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, we reduce the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2011, the percentage of allowance for doubtful accounts to gross account receivables is 2.86%. The increase in allowance for doubtful accounts in 2011 was primarily the result of the increase in receivables related to the Construction Segment. Assumptions and judgments related to bad debt allowance did not change in 2011.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the two years in the period ended December 31, 2011 was 0.23%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Valuation of Financial Instruments including Debt and Equity Securities and Derivatives

We invest in various financial instruments including debt and equity securities and derivatives. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our financial instruments using quoted market prices when available, including quotes from dealers trading those securities. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flows. Determining the fair value of unlisted financial instruments involves a significant degree of management resources and judgment as no quoted prices exist and such securities are generally very thinly traded. Derivatives for which quoted market prices are not available are valued using valuation models such as the discounted cash flow method. The key inputs used in the valuation of such derivatives depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying instrument, volatility and correlation. The fair values based on pricing and valuation models and discounted cash flow analysis are subject to various assumptions used that, if changed, could significantly affect the fair value of the investments.

We assess at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the asset is impaired. As part of this impairment review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration in order to assess whether there is any objective evidence such as significant financial difficulty of the issuer.

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 14% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 11% in total. If the discount rate assumptions were increased by 1% or the revenue growth rate assumptions were decreased by 1%, there would be no impact on impairment loss of non-marketable securities.

We recognized losses on impairment of available for sale financial assets of Won 57 billion in 2010 and Won 156 billion in 2011. Loss on impairment of investments increased in 2011 primarily due to an impairment loss of Won 107 billion resulting from significant and prolonged decline in the fair value of our investment in SK Telecom below cost.

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

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value reduced by selling costs) and its value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets that is subject to changes in market conditions.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Effective January 1, 2011, we changed our estimated useful lives for certain machinery and equipment in our steel operating segment from the previous eight years to fifteen years based on an asset life study performed in 2011.

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2011, we estimated an average discount rate of 8.43% and an average rate of revenue growth of 3.75%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated average discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 18% in total. If the estimated average rate of revenue growth rate were decreased by 1%, then the estimated fair values would have decreased by 16% in total. These sensitivity analyses do not affect the impairment loss due to the absence of an impairment loss indicator for our long-lived assets.

Goodwill

Goodwill is tested for impairment annually at the level of the groups of cash generating units or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash-generating units are determined from the higher of its fair value less cost to sell or its value-in-use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.

Our management estimates discount rates using post-tax rates that reflect current market rates for investments of similar risk. Growth rates are based on industry growth forecasts, and changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, we extrapolate cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

In validating the value in use determined for the cash generating units, the key assumptions used in the discounted cash-flow model such as discount rates and terminal growth rates were sensitized to test the resilience of value-in-use in 2011. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use would have decreased by 4.13% in total. If the estimated terminal growth rate were decreased by 0.25%, the estimated value-in-use would have decreased by 3.31% in total. If the discount rate assumptions were increased by 0.25% or the terminal growth rate assumptions were decreased by 0.25%, there would be no impact on goodwill impairment. Based on an impairment test as of December 31, 2011, the value in use of each of the cash generating units substantially exceeded its respective carrying value.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 23.17% of gross profit margin to the inventory cost amount plus 28.39% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2010 and 2011. The inventory write-down charges were Won 39 billion in 2010 and Won 140 billion in 2011.

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

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. The expected rate of returns assumptions on plan assets are based on the portfolio as a whole and determined on the assumptions considering long-term historical returns and asset allocations. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by 7.31% in total. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by 7.51% in total.

Operating Results — 2010 Compared to 2011

The following table presents selected income statement data and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Revenue	(Won)	47,887	(Won)	68,939	(Won)	21,051	44.0%
Cost of sales		39,722		59,824		20,101	50.6

Gross profit		8,165		9,115		950	11.6
Selling and administrative expenses		2,621		3,660		1,040	39.7
Other operating income		231		337		106	45.7
Other operating expenses		342		383		42	12.1

Operating profit		5,434		5,408		(25)	(0.5)
Share of profit of equity-accounted investees		183		51		(132)	(72.3)
Finance income		1,739		3,190		1,452	83.5
Finance costs		2,088		3,867		1,779	85.2

Profit before income tax		5,267		4,782		(485)	(9.2)
Income tax expense		1,081		1,068		(13)	(1.2)

Profit for the period		4,186		3,714		(471)	(11.3)
Profit for the period attributable to owners of the controlling company		4,106		3,648		(458)	(11.1)
Profit for the period attributable to non-controlling interests		80		66		(14)	(17.3)

(1)	Not applicable.

Revenue

The following table presents a breakdown of our revenue by segment, after adjusting for inter-segment transactions that are eliminated during consolidation, and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Steel	(Won)	35,527	(Won)	39,152	(Won)	3,625	10.2%
Trading		6,236		21,097		14,861	238.3
Construction		4,349		5,476		1,127	25.9
Others		1,775		3,213		1,438	81.0

Total revenue	(Won)	47,887	(Won)	68,939	(Won)	21,051	44.0%

Our revenue increased by 44.0%, or Won 21,051 billion, from Won 47,887 billion in 2010 to Won 68,939 billion in 2011 due to increases in revenues from the trading segment and to a lesser extent, the steel segment and the construction segment. Specifically:

Trading Segment. Revenue from the Trading Segment increased by 238.3%, or Won 14,861 billion, from Won 6,236 billion in 2010 to Won 21,097 billion in 2011 primarily due to the consolidation of revenue of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011 and, to a lesser extent, increases in the sales volume of steel products sold by our trading and sales subsidiaries. On a consolidated basis, Daewoo International generated revenues of Won 4,272 billion in 2010 subsequent to the acquisition, compared to revenues of Won 19,457 billion in 2011.

Steel Segment. Revenue from the Steel Segment increased by 10.2% from Won 35,527 billion in 2010 to Won 39,152 billion in 2011 primarily due to an increase in our sales volume of steel products, which was offset in part by a slight decrease in the average unit sales price per ton of steel products sold by us. Our overall sales volume of steel products increased by 13.5% from 33.8 million tons in 2010 to 38.3 million tons in 2011, and the weighted average unit sales price per ton of our steel products decreased by 0.6% from Won 1,132 per ton in 2010 to Won 1,125 per ton in 2011. Such factors were principally attributable to the following:

•

The sales volume of products categorized under “others” increased by 175.1% from 2010 to 2011, and the sales volume of our principal product lines of plates and wire rods increased by 23.3% and 8.0%, respectively, from 2010 to 2011. On the other hand, our sales volume of hot rolled products, cold rolled products, stainless steel products and silicon steel products decreased by 13.0%, 8.7%, 6.2% and 4.3%, respectively, from 2010 to 2011. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

•

The unit sales prices in Won for all of our principal product lines, other than those categorized under “others”, increased. However, the weighted average unit price for our products decreased by 0.6% from 2010 to 2011, as we consolidated sales results of steel products sold by Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011. Sales prices of steel products manufactured by other steel companies that are sold by Daewoo International are typically lower than those produced and sold by us. See “— Overview — Sales Volume, Prices and Product Mix” above.

Construction Segment. Revenue from the Construction Segment increased by 25.9%, or Won 1,127 billion, from Won 4,349 billion in 2010 to Won 5,476 billion in 2011 primarily due to an increase in sales from POSCO E&C’s overseas contracts related to the construction of energy and steelmaking plants abroad.

Others. The Others Segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. Revenue from the Others Segment increased by 81.0%, or Won 1,438 billion, from Won 1,775 billion in 2010 to Won 3,213 billion in 2011 primarily due to an increase in revenue of POSCO Energy Corporation, which increased from Won 827 billion in 2010 to Won 1,864 billion in 2011.

Cost of Sales and Gross Profit

Our cost of sales increased by 50.6%, or Won 20,101 billion, from Won 39,722 billion in 2010 to Won 59,824 billion in 2011. The increase in cost of sales was primarily due to the consolidation of cost of sales of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011, as well as an increase in our sales volume of steel and non-steel products as discussed above and increases in the average prices in Won terms of key raw materials that were used to manufacture finished goods sold.

Our gross profit increased by 11.6%, or Won 950 billion, from Won 8,165 billion in 2010 to Won 9,115 billion. Our gross margin decreased from 17.1% in 2010 to 13.2% in 2011 as the increase in revenue was outpaced by the increase in cost of sales in 2010, as described above. Our gross margin was negatively affected primarily by an increase in the cost of sales of the Steel Segment caused by increases in the average prices in Won terms of key raw materials, which increase outpaced an increase in the revenue from the Steel Segment. In addition, Daewoo International, as a global trading company that primarily engages in trading of steel and raw materials, typically recognizes revenue from its trading activities on a gross basis that results in relatively lower margin levels. Accordingly, our gross margin for 2010 was negatively affected by the consolidation of results of Daewoo International only from the date of its acquisition on September 20, 2010 compared to a full year of such negative effect for 2011.

Operating Income and Expenses

Selling and Administrative Expenses. The following table presents a breakdown of our selling and administrative expenses and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Freight	(Won)	949	(Won)	1,406	(Won)	457	48.2%
Sales commissions		70		85		16	22.3
Others		102		120		19	18.5

Total selling expenses	(Won)	1,120	(Won)	1,612		492	43.9

Wages and salaries	(Won)	446	(Won)	607	(Won)	161	36.1%
Expenses related to defined benefit plan		37		60		24	64.2
Other employee benefits		116		165		48	41.5
Depreciation		110		173		63	57.0
Taxes and public dues		35		51		16	45.2
Rental		55		66		11	19.8
Advertising		96		71		(25)	(26.3)
Research and development		141		212		71	50.4
Service fees		193		287		94	48.5
Bad debt allowance		51		104		53	102.9
Others		220		254		34	15.4

Total administrative expenses	(Won)	1,500	(Won)	2,048		548	36.5

Our selling and administrative expenses increased by 39.7%, or Won 1,040 billion, from Won 2,621 billion in 2010 to Won 3,660 billion in 2011 primarily due to increases in freight expenses, labor-related expenses, service fees and research and development expense. Such factors were principally attributable to the following:

•

Freight expenses increased by 48.2%, or Won 457 billion, from Won 949 billion in 2010 to Won 1,406 billion in 2011 primarily due to the consolidation of freight expenses of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011, as well as an increase in our sales volume resulting from increased demand for, and shipping of, our products.

•

Our labor-related expenses included in selling and administrative expenses, which consist of wages and salaries, expenses related to defined benefit plans and other employee benefits, increased by 38.8%, or Won 233 billion, from Won 599 billion in 2010 to Won 832 billion in 2011, primarily due to the consolidation of labor-related expenses of Daewoo International in

2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011. Service fees increased by 48.5%, or Won 94 billion, from Won 193 billion in 2010 to Won 287 billion in 2011 primarily due to the consolidation of service fees of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011. Service fees of Daewoo International consisted primarily of fees paid to financial institutions in connection with accounts receivable-related financing activities.

•

Research and development expenses increased by 50.4%, or Won 71 billion, from Won 141 billion in 2010 to Won 212 billion in 2011 primarily due to an increase in our efforts to develop new steel products with enhanced performance features.

Other Operating Income and Expenses. The following table presents a breakdown of our other operating income and expenses and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Gain on disposal of property, plant and equipment	(Won)	26	(Won)	14	(Won)	(12)	(46.2)%
Gain on disposal of investment of equity-accounted investees		3		2		(1)	(33.3)
Reversal of allowance for doubtful accounts		4		86		82	2,050.0
Outsourcing income		11		42		31	281.8
Gain on disposal of wastes		3		10		7	233.3
Gain from claim compensation		58		33		(25)	(43.1)
Penalty income from early termination of contracts		14		39		25	178.6
Others		112		111		(1)	(0.9)

Total other operating income	(Won)	231	(Won)	337		106	45.9

Loss on disposal of property, plant and equipment	(Won)	83	(Won)	61	(Won)	(22)	(26.5)%
Loss on disposal of investment property		12		9		(3)	(25.0)
Cost of idle assets		1		17		16	1,600.0
Other bad debt expenses		13		28		15	115.4
Contributions		74		67		(7)	(9.5)
Loss on disposal of wastes		15		18		3	20.0
Impairment loss of property, plant and equipment and others		128		99		(29)	(22.7)
Others		15		86		71	473.3

Total other operating expenses	(Won)	342	(Won)	383		41	12.0

Operating Profit

Due to the factors described above, our operating profit decreased by 0.5%, or Won 25 billion, from Won 5,434 billion in 2010 to Won 5,408 billion in 2011. Our operating margin decreased from 11.3% in 2010 to 7.8% in 2011.

Non-operating Income and Expenses

Share of Profit of Equity-Accounted Investees. Our share of profit of equity-accounted investees decreased by 72.3%, or Won 132 billion, from Won 183 billion in 2010 to Won 51 billion in 2011 primarily due to worsening of the results of operations of our foreign associates, particularly AMCI (WA) Pty Ltd., BX Steel Posco Cold Rolled Sheet Co., Ltd. and USS-POSCO Industries, as well as an increase in our proportionate net loss from Sungjin Geotec Co., Ltd. These decreases were partially offset by increases in our proportionate net income from our interest in Kyobo Life Insurance Co., Ltd.

Finance Income and Finance Costs. The following table presents a breakdown of our finance income and costs and changes therein for 2010 and 2011.

	For the Year Ended December 31,				Changes
					2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Interest income	(Won)	293	(Won)	216	(Won)	(77)	(26.2)%
Dividend income		102		144		42	40.8
Gain on foreign currency transactions		844		1,454		610	72.2
Gain on foreign currency translations		205		259		54	26.6
Gain on derivatives transactions		181		549		369	203.7
Gain on valuation of derivatives		87		112		25	28.6
Gain on disposal of available-for-sale financial assets		3		455		452	17,449.9
Others		24		2		(23)	(93.6)

Total finance income	(Won)	1,739	(Won)	3,190	(Won)	1,452	83.5%

Interest expenses	(Won)	587	(Won)	788	(Won)	201	34.3%
Loss on foreign currency transactions		809		1,620		812	100.4
Loss on foreign currency translations		423		530		106	25.1
Loss on derivatives transactions		175		513		338	192.7
Loss on valuation of derivatives		18		189		171	961.3
Impairment of available-for-sale financial assets		57		153		96	167.3
Others		19		74		55	294.8

Total finance costs	(Won)	2,088	(Won)	3,867	(Won)	1,779	85.2%

Our gain on disposal of available-for-sale financial assets increased significantly from Won 3 billion in 2010 to Won 455 billion in 2011 primarily due to recognition of a Won 332 billion gain from our disposal of a minority investment in an iron ore manufacturer in Australia, which was previously impaired due to a significant decline in its fair value below acquisition cost. Upon disposal, the related unrecognized gain recorded in other comprehensive income was reclassified to profit or loss.

We recognized a net gain on foreign currency transactions of Won 36 billion in 2010 compared to net loss of Won 166 billion in 2011 and our net loss on foreign currency translations increased by 23.8%, or Won 52 billion, from Won 219 billion in 2010 to Won 271 billion in 2011 as the Won appreciated against the Dollar in 2010 while it depreciated against the Dollar in 2011. The Won depreciated at a greater level against the Yen in 2010 compared to 2011. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won appreciated from Won 1,167.6 to US$1.00 as of December 31, 2009 to Won 1,138.9 to US$1.00 as of December 31, 2010, while it depreciated against the Dollar to Won 1,153.3 to US$1.00 as of December 30, 2011. The Won depreciated against the Yen from Won 1,262.8 per Yen 100 as of December 31, 2009 to Won 1,397.1 per Yen 100 as of December 31, 2010 and depreciated further to Won 1,485.2 per Yen 100 as of December 31, 2011. Against such fluctuations, we recognized a net gain on valuation of derivatives of Won 69 billion in 2010 compared to a net loss of Won 77 billion in 2011, as well as a 537.2% increase, or Won 31 billion, in net gain on derivative transactions from Won 6 billion in 2010 to Won 37 billion in 2011.

Our interest expenses increased by 34.3%, or Won 201 billion, from Won 587 billion in 2010 to Won 788 billion in 2011 primarily due to the consolidation of interest expenses of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011, as well as an increase in the average balance of our borrowings, which was partially offset by a general decrease in interest rates in Korea.

Our impairment of available-for-sale financial assets increased by 167.3%, or Won 96 billion, from Won 57 billion in 2010 to Won 153 billion in 2011 primarily due to impairment loss of Won 107 billion in 2011 resulting from a decrease in the fair value of our investment in SK Telecom.

Income Tax Expense

Income tax expense decreased by 1.2%, or Won 13 billion, from Won 1,081 billion in 2010 to Won 1,068 billion in 2011 primarily due to a 9.2% decrease in profit before income tax expense, which was partially offset by a decrease in tax credits, from Won 193 billion in 2010 to Won 89 billion in 2011. Our effective tax rates were 20.5% in 2010 and 22.3% in 2011 primarily due to such decrease in tax credits.

Profit for the Period

Due to the factors described above, our profit for the period decreased by 11.3%, or Won 471 billion, from Won 4,186 billion in 2010 to Won 3,714 billion in 2011. Our net profit margin decreased from 8.7% in 2010 to 5.4% in 2011.

The following table presents a breakdown of our profit for the period by segment, prior to adjusting for inter-segment transactions that are eliminated during consolidation, and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Steel	(Won)	4,089	(Won)	3,689	(Won)	(399)	(9.8)%
Trading		94		195		101	107.7
Construction		256		155		(102)	(39.6)
Others		13		155		142	1,102.5
Consolidation adjustments		(266)		(480)		(214)	80.5

Total profit for the period	(Won)	4,185	(Won)	3,714	(Won)	(471)	(11.3)%

Segment Results

Steel Segment. Revenue from the Steel Segment increased by 10.2%, or Won 3,625 billion, from Won 35,527 billion in 2010 to Won 39,152 billion in 2011 primarily due to the reasons discussed above. However, our gross margin of the segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, decreased from 15.7% in 2010 to 12.6% in 2011 primarily due to increases in prices of raw materials that outpaced increases in the sales prices of our steel products. Our profit from the segment, prior to consolidation adjustments, decreased by 9.8%, or Won 399 billion, from Won 4,089 billion in 2010 to Won 3,689 billion in 2011 primarily due to the factors described above, as well as an increase in selling and administrative expenses of the segment from Won 1,925 billion in 2010 to Won 2,230 billion in 2011 primarily due to increases in freight and custody expenses.

Depreciation and amortization of the Steel Segment, prior to consolidation adjustments, decreased by 27.8%, or Won 821 billion, from Won 2,949 billion in 2010 to Won 2,128 billion in 2011 primarily due to a change in our estimated useful lives for certain machinery and equipment in our Steel Segment from the previous eight years to fifteen years based on an asset life study performed in 2011. Income tax expense of the Steel Segment, prior to consolidation adjustments, increased by 8.4%, or Won 87 billion, from Won 1,025 billion in 2010 to Won 1,112 billion in 2011 primarily due to impact from tax rate changes.

Trading. Revenue from the Trading Segment increased by 238.3%, or Won 14,861 billion, from Won 6,236 billion in 2010 to Won 21,097 billion in 2011 primarily due to the reasons discussed above. Our gross margin of the segment, prior to consolidation adjustments, increased from 3.8% in 2010 to 4.1% in 2011 and our profit from the Trading Segment, prior to consolidation adjustments, increased by

107.7%, or Won 101 billion, from Won 94 billion in 2010 to Won 195 billion in 2011 primarily due to the consolidation of revenue of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011. On a consolidated basis, Daewoo International generated profit for the period of Won 128 billion in 2010 subsequent to the acquisition, compared to profit for the period of Won 211 billion in 2011. The Trading Segment recognized income tax credit, prior to consolidation adjustments, of Won 48 billion in 2010 compared to income tax expense of Won 35 billion in 2011.

Construction Segment. Revenue from the Construction Segment increased by 25.9%, or Won 1,127 billion, from Won 4,349 billion in 2010 to Won 5,476 billion in 2011 primarily due to the reasons discussed above. However, our gross margin of the segment, prior to consolidation adjustments, decreased from 9.5% in 2010 to 9.1% in 2011 as the market conditions in the domestic construction industry further weakened in 2011 that resulted in an increase in competition. Our profit from the Construction Segment, prior to consolidation adjustments, decreased by 39.6%, or Won 102 billion, from Won 256 billion in 2010 to Won 155 billion in 2011 primarily due to the factors described above, as well as due to increases in selling and administrative expenses and financial expenses. Our selling and administrative expenses and financial expenses of the Construction Segment increased from Won 510 billion in 2010 to Won 753 billion in 2011 primarily due to increases in employee benefits expenses and losses on foreign currency transactions. Income tax expense of the Construction Segment, prior to consolidation adjustments, decreased by 67.7%, or Won 47 billion, from Won 70 billion in 2010 to Won 23 billion in 2011.

Others Segment. The Others Segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. Revenue from the Others Segment increased by 81.0%, or Won 1,438 billion, from Won 1,775 billion in 2010 to Won 3,213 billion in 2011 primarily due to the reasons discussed above. Our gross margin of the segment, prior to consolidation adjustments, decreased from 11.1% in 2010 to 10.2% in 2011. However, our profit from the Others Segment, prior to consolidation adjustments, increased by 1,102.5%, or Won 142 billion, from Won 13 billion in 2010 to Won 155 billion in 2011 primarily due to increases in profits from POSCO Energy Corporation, which completed construction of two additional power plants in 2011.

Depreciation and amortization of the Others Segment, prior to consolidation adjustments, increased by 140.9%, or Won 104 billion, from Won 74 billion in 2010 to Won 178 billion in 2011 primarily due to the construction of two additional power plants by POSCO Energy Corporation. Income tax expense of the Others Segment, prior to consolidation adjustments, increased by 223.9%, or Won 11 billion, from Won 5 billion in 2010 to Won 16 billion in 2011.

Item 5.B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated

	For the Year Ended December 31,
	2010		2011
	(In billions of Won)
Net cash provided by operating activities	(Won)	3,582	(Won)	1,692
Net cash used in investing activities		6,915		5,517
Net cash provided by (used in) financing activities		4,588		4,900
Effect of exchange rate fluctuations on cash held		(7)		3
Cash and cash equivalents at beginning of period		2,273		3,521
Cash and cash equivalents at end of period		3,521		4,599
Net increase in cash and cash equivalents		1,248		1,078

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we have also engaged in acquisition of treasury shares.

Net cash used in investing activities was Won 6,915 billion in 2010 and Won 5,517 billion in 2011. These amounts included acquisition of property, plant and equipment of Won 5,792 billion in 2010 and Won 5,331 billion in 2011. We plan to decrease our capital expenditures in 2012, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We recorded net disposal of short-term financial instruments of Won 3,030 billion in 2010 and Won 1,238 billion in 2011. We also recorded net acquisition of available-for-sale securities of Won 302 billion in 2010 and net disposal of available-for-sale securities of Won 89 billion in 2011.

In our financing activities, we used cash of Won 882 billion in 2010 and Won 1,746 billion in 2011 for repayments of borrowings. We paid dividends on common stock in the amount of Won 693 billion in 2010 and Won 771 billion in 2011.

In recent years, we have also selectively considered various opportunities to acquire or invest in companies that may complement our businesses, as well as invest in overseas resources development projects. For example, we acquired a controlling interest in Daewoo International on September 20, 2010 for Won 3.37 trillion, and we spent Won 306 billion in 2011 to acquire a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand. We may require additional capital for such acquisitions or entering into other strategic relationships. Other than capital required for such activities, we anticipate that capital expenditures, repayments of outstanding debt and payments of cash dividends will represent the most significant uses of funds for the next several years.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for our related companies’ indebtedness. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2011.

	Payments Due by Period
Contractual Obligations	Total		Less Than 1 Year		1 to 3 Years		4 to 5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (a)	(Won)	17,635	(Won)	1,295	(Won)	7,138	(Won)	5,334	(Won)	3,868
Interest payments on long-term debt (b)		2,849		618		1,078		563		591
Capital lease obligations (c)		61		15		18		18		10
Operating lease obligations (d)		35		16		18		1		—
Purchase obligations (e)		59,156		14,455		17,763		14,365		12,565
Accrued severance benefits (f)		1,352		89		221		248		794

Total	(Won)	81,088	(Won)	16,488	(Won)	26,236	(Won)	20,529	(Won)	17,828

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2011, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2011 in calculating the interest payments on long-term debt for the periods indicated.

(c)	We entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a vessel for transporting plates and other products.

(d)	We acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. and others.

(e)	Our purchase obligations include long-term contracts to purchase iron ore, coal, LNG and other raw materials. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2011, 261 million tons of iron ore and 38 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price in effect as of December 31, 2011 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(f)	Represents, as of December 31, 2011, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term debt and short-term borrowings. We expect that these sources will continue to be our principal sources of cash in the future. From time to time, we may also generate cash through sale of treasury shares and our holdings in available-for-sale securities.

Our net cash provided by operating activities decreased by 52.8% from Won 3,582 billion in 2010 and Won 1,692 billion in 2011. The sales volume of our steel products increased by 13.5% in such periods as discussed above, which increased gross cash inflow from our sales activities. However, our overall net cash provided by operating activities decreased by 52.8% as a result of an increase in the price of raw materials in 2011 as well as building up of semi-finished and finished goods due to increase in uncertainties in the global economy from difficulties affecting the European Union led to an increase in the inventory level and a delay in recoupment of cash used in production activities, including purchase of raw materials. Our inventory level increased from Won 9,559 billion as of December 31, 2010 to Won 12,284 billion as of December 31, 2011.

Proceeds from short-term borrowings, after deducting for repayment of short-term borrowings, were Won 1,201 billion in 2010 and Won 52 billion in 2011. Net proceeds from borrowings, after deducting for repayment of borrowings, were Won 3,485 billion in 2010 and Won 5,322 billion in 2011. Long-term borrowings, excluding current installments, were Won 10,664 billion as of December 31, 2010 and Won 16,020 billion as of December 31, 2011, and total short-term borrowings and current installments of long-term borrowings were Won 10,476 billion as of December 31, 2010 and Won 10,792 billion as of December 31, 2011. We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. We also generated cash of Won 7 billion in 2010 and Won 164 billion in 2011 from the sale of our treasury shares. In April 2012, we also generated cash of Won 580 billion from our disposal of a portion of our holdings of shares in SK Telecom, KB Financial Group and Hana Financial Group in block trade transactions.

We believe that we have sufficient working capital for our current requirements and that we have a variety of alternatives available to us to satisfy our liquidity requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings.

Liquidity

We had working capital (current assets minus current liabilities) of Won 9,396 billion as of December 31, 2010 and Won 13,952 billion as of December 31, 2011. Our holding of cash and cash equivalents were Won 3,521 billion as of December 31, 2010 and Won 4,599 billion as of December 31, 2011. POSCO had unused credit lines of Won 2,542 billion out of total available credit lines of Won 4,669 billion as of December 31, 2011. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 5,792 billion in 2010 and Won 5,331 billion in 2011. We currently plan to decrease our capital expenditures in 2012, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2011:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2011
	(In billions of Won)
Pohang Works:
Construction of a pickling and galvanizing line	March 2012	269	39
Optimization of the facilities	January 2014	2,203	1,875
Renovation of the first stainless steel sheets rolling facilities	March 2014	218	218
Gwangyang Works:
Construction of no.4 hot rolled steel plant	July 2014	1,626	1,404
Renovation of the first and fifth furnace	June 2014	1,060	899
Pohang and Gwangyang Works:
Raw materials treatment facility upgrades	September 2016	1,301	542

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. As of December 31, 2011, Pohang University of Science & Technology and the Research Institute of Industrial Science and Technology employed a total of approximately 1,027 researchers. In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. As of December 31, 2011, the Technical Research Laboratory employed a total of 428 researchers.

We recorded research and development expenses of Won 395 billion as cost of goods sold in 2010 and Won 380 billion in 2011, as well as research and development expenses of Won 141 billion as selling and administrative expenses in 2010 and Won 212 billion in 2011.

Our research and development program has filed over thirty-one thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2011, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2010 and 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our board consists of five directors who are our executive officers (“Inside Directors”) and seven directors who are outside directors (“Outside Directors”). Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications, and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Inside Director (“Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

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

Inside Directors

Our current Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Years with POSCO	Age	Expiration of Term of Office
Chung, Joon-Yang	Chief Executive Officer and Representative Director	—	8	37	64	March 2015
Park, Han-Yong	President and Representative Director	Chief Staff Officer	2	33	61	March 2013
Cho, Noi-Ha	Senior Executive Vice President	Head of Carbon Steel Business Division	0	34	59	March 2013
Park, Ki-Hong	Senior Executive Vice President	Chief Financial and Planning Officer	0	6	54	March 2014
Kim, Joon-Sik	Senior Executive Vice President	Head of Stainless Steel Business Division	0	30	58	March 2014

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets of Korea (“FSCMA”).

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Han, Joon-Ho.	Director	CEO, Samchully Co., Ltd.	3	66	March 2014
Lee, Young-Sun	Director	Former President, Hallym University	3	64	March 2014
Lee, Chang-Hee	Director	Professor, Seoul National University	3	52	March 2015
Nam, Yong	Director	Former Vice Chairman and CEO, LG Electronics Inc.	1	64	March 2013
Park, Sang-Kil	Director	Lawyer, Kim & Chang	1	58	March 2013
Byun, Dae-Gyu	Director	Chairman and CEO, Humax Co., Ltd.	1	52	March 2013
James B. Bemowski	Director	Vice Chairman and CEO, Doosan Co., Ltd.	0	58	March 2015

The term of office of the Directors elected in March 2012 is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

Name	Position	Responsibility and Division	Years with POSCO	Age

Kwon, Oh-Joon	President	Chief Technology Officer	23	61

Chang In-Hwan	Senior Executive Vice President	Head of Growth and Investment Division	29	57

Cho, Bong-Rae	Senior Executive Vice President	General Superintendent, Pohang Works	32	59

Song, Sebin	Executive Vice President	Legal Affairs Department	1	49

Baek, Sung-Kwan	Executive Vice President	General Superintendent, Gwangyang Works	31	56

Woo, Jong-Soo	Executive Vice President	General Superintendent (Technical Research Laboratories)	32	56

Hwang, Eun-Yeon	Executive Vice President	Head of Carbon Steel Marketing Division	25	53

Kim, Yeung-Gyu	Executive Vice President	Corporate Relations Division	29	57

Lee, Hoo-Geun	Executive Vice President	FINEX Research and Development Project Department (Pohang Works)	29	54

Lee, Jung-Sik	Executive Vice President	Corporate Strategy Department I	32	57

Suh, Young-Sea	Executive Vice President	Stainless Steel Marketing Department	28	56

Park, Myung-Kil	Executive Vice President	Corporate Future Creation Academy	26	53

Lee, Young-Hoon	Executive Vice President	Corporate Strategy Department II	26	52

Choi, Jeong-Woo	Executive Vice President	Corporate Audit Department	27	54

Park, Kui-Chan	Executive Vice President	Department of External Affairs	8	54

Kim, Young-Hun	Executive Vice President	Group Training Institute Establishment Project Dept.	30	54

Seo, Myung-Deuk	Executive Vice President	Raw Materials Division	27	56

Park, Sung-Ho	Senior Vice President	Steel Technology Strategy Department	29	55

Yeon, Kyu-Sung	Senior Vice President	Deputy General Superintendent (Maintenance, Pohang Works)	27	53

Lee, Kyoung-Mok	Senior Vice President	Steel Business Department II	30	56

Jeon, Woo-Sig	Senior Vice President	Strategic Business Department	26	52

Cho, Sang-Ho	Senior Vice President	Magnesium Business Department	29	56

An, Tong-Il	Senior Vice President	Deputy General Superintendent (Maintenance, Gwangyang Works)	25	52

Yae, Jae-Hen	Senior Vice President	Labor and Outside Services Department	27	55

Min, Kyung-Zoon	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Gwangyang Works)	28	53

Kim, Won-Ki	Senior Vice President	Order Processing and Technical Service Department	30	55

Nam, Sik	Senior Vice President	POSCO-Vietnam Co., Ltd.	29	55

Ko, Suk-Bum	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	27	54

Kim, Hag-Dong	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Gwangyang Works)	27	52

Kim, Sun-Won	Senior Vice President	POSCO-South Asia Co., Ltd.	29	53

Kim, Dong-Chul	Senior Vice President	Steel Business Department I	26	56

Kim, Jhi-Yong	Senior Vice President	Advanced Materials Business Department	19	50

Jeon, Cheol	Senior Vice President	Stainless Steel Production and Technology	29	54

Kim, Yong-Min	Senior Vice President	Zhangjiagang Pohang Stainless Steel Co., Ltd.	29	54

Name	Position	Responsibility and Division	Years with POSCO	Age

Lee, Young-Ki	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Pohang Works)	26	52

Yu-Seong	Senior Vice President	POSCO-Japan Co., Ltd.	26	55

Shin, Jae-Chul	Senior Vice President	Marketing Strategy Department	26	51

Kim, Se-Hyun	Senior Vice President	Productivity Research Center	2	52

Hwang, Seok-Joo	Senior Vice President	Information Planning Department	26	49

Yim Chang-Hee	Senior Vice President	General Superintendent (Gwangyang Research Lab)	26	55

Chang, In-Hwa	Senior Vice President	New Growth Business Department	1	56

Shim, Tong-Wook	Senior Vice President	Finance Department	26	52

Kwon, Suk-Chul	Senior Vice President	POSCO-China Co., Ltd.	28	55

Lee, Tae-Ju	Senior Vice President	European Union Office	29	54

Yun, Kimok	Senior Vice President	Stainless Steel Raw Materials Department	28	54

Kim, Jae-Yeol	Senior Vice President	Hot Rolled Products Marketing Department	26	52

Kim, Hong-Soo	Senior Vice President	Investment Management Dept.	29	54

Bae, Chung-Hun	Senior Vice President	POSCO-VST Co., Ltd.	27	55

Kim, Dong-Soo	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	29	53

Chon, Jung-Son	Senior Vice President	Raw Materials Procurement Dept.	25	49

Sung, Gee-Woong	Senior Vice President	Environment & Energy Planning Dept.	17	52

Shin, Geon	Senior Vice President	Engineering Research Center	30	54

Cho Young-Ki	Senior Vice President	POSCO-Mexico Co., Ltd.	26	53

Lee, Bok-Sung	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	26	54

Cho, Yong-Doo	Senior Vice President	Management Monitoring Dept.	2	51

Jeong, Tak	Senior Vice President	Overseas Marketing Dept.	0	52

Chung, Chang-Hwa	Senior Vice President	Communication Dept.	16	50

Son, Chang Hwan	Senior Vice President	Automotive Materials Marketing Dept.	27	51

Kim, Kwan Young	Senior Vice President	Human Resources and Innovation Dept.	24	50

Item 6.B. Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 28.4 billion in 2011 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 7.4 billion in 2011.

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

Item 6.C.  Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Lee, Young-Sun (committee chair), Han, Joon-Ho, Lee, Chang-Hee, and one Inside Director, Kim, Joon-Sik. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Byun, Dae-Gyu (committee chair), Han, Joon-Ho, Nam, Yong and Park, Sang-Kil. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is composed of three Outside Directors, Nam, Yong (committee chair), Byun, Dae-Gyu, James B. Bemowski and two Inside Directors, Cho, Noi-Ha and Park, Ki-Hong. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors: Chung, Joon-Yang (committee chair), Park,Han-Yong, Cho, Noi-Ha, Park, Ki-Hong and Kim, Joon-Sik. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (committee chair), Lee, Young-Sun and Park, Sang-Kil.

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

Related Party Transactions Committee

The Related Party Transaction Committee is composed of three Outside Directors, Lee, Chang-Hee (committee chair), Lee, Young-Sun and Park, Sang-Kil. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D. Employees

As of December 31, 2011, we had 34,936 employees, including 17,383 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 33,557 employees, including 17,148 persons employed by our subsidiaries, as of December 31, 2010, and 29,811 employees, including 13,295 persons employed by our subsidiaries, as of December 31, 2009. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2011, only 13 of our employees were members of the POSCO labor union.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee

Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan, with a total unfunded portion of Won 340 billion as of December 31, 2011. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

As of December 31, 2011, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 2.24% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 22,314 common shares as of April 25, 2012, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Cho, Noi-Ha	3,500
Chung, Joon-Yang	1,714
Kim, Joon-Sik	1,177
Kim, Hag-Dong	940
Kwon, Oh-Joon	900
Kim, Young-Hun	847
Lee, Hoo-Geun	548
Shim, Tong-Wook	470
Woo, Jong-Soo	441
Hwang, Seok-Joo	430
Yim Chang-Hee	419
Yae, Jae-Hen	380
Min, Kyung-Zoon	380
Lee, Kyoung-Mok	372
Kim, Dong-Chul	370
Jeon, Cheol	370
Kwon, Suk-Chul	370
Suh, Young-Sea	351
Cho Young-Ki	348
Lee, Jung-Sik	346
Park, Sung-Ho	346
Cho, Sang-Ho	341
Kim, Dong-Soo	320
Lee, Bok-Sung	320
Kim, Kwan-Young	320
Kim, Sun-Won	312
Lee, Tae-Ju	297
Shin, Jae-Chul	293
Nam, Sik	291
Kim, Hong-Soo	291
Baek, Sung-Kwan	261
Lee, Young-Ki	260
Ko, Suk-Bum	245
Kim, Won-Ki	242
Seo, Myung-Deuk	242
Chang In-Hwan	234

Yu-Seong	218
Jeon, Woo-Sig	210
Park, Ki-Hong	200
Song, Sebin	200
Kim, Jhi-Yong	193
Hwang, Eun-Yeon	189
Park, Myung-Kil	170
Cho, Bong-Rae	164
Kim, Yong-Min	152
An, Tong-Il	150
Yeon, Kyu-Sung	145
Sung, Gee-Woong	143
Lee, Young-Hoon	128
Kim, Yeung-Gyu	120
Park, Kui-Chan	86
Park, Han-Yong	82
Choi, Jeong-Woo	60
Bae, Chung-Hun	59
Yun, Kimok	57
Chang, In-Hwa	50
Kim, Se-Hyun	50
Kim, Jae-Yeol	50
Chon, Jung-Son	44
Shin, Geon	44
Son, Chang-Hwan	44
Chung, Chang-Hwa	18

Total	22,314

Stock Options

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

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option. The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of April 30, 2012.

		Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options
Directors	Grant Date	From	To
Chung, Joon-Yang	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	4,900	0
Park, Han-Yong	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Cho, Noi-Ha	April 28, 2005	4/29/2007	4/28/2012	194,900	10,000	10,000	0

		Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options
Executive Officers	Grant Date	From	To
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2011.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	5,937,323	6.81
Nippon Steel Corporation (1)	4,394,712	5.04
SK Telecom	2,481,310	2.85
Pohang University of Science and Technology	1,905,000	2.18
Directors and executive officers as a group	20,251	0.02
Public (2)	62,505,848	71.69
POSCO (held in the form of treasury stock)	7,449,117	8.54
POSCO (held through treasury stock fund)	2,493,274	2.86

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2011, there were 13,243,566 shares of common stock outstanding in the form of ADRs, representing 15.19% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees of Won 3,588 billion as of December 31, 2010 and Won 7,366 billion as of December 31, 2011 in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 34 and 35 of Notes to Consolidated Financial Statements.

As of December 31, 2010 and 2011, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-107.

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

On April 25, 2002, Nippon Steel Corporation announced that it has filed civil lawsuits in Japan and the United States relating to claims of alleged improper acquisition and infringement of intellectual property rights related to production of grain oriented electrical steel sheets. Nippon Steel Corporation announced that it is seeking an injunction to prohibit us from manufacturing and selling the allegedly infringing products as well as monetary damages. We have not received any petitions relating to these alleged claims, but we plan to vigorously defend against such claims as necessary upon completion of our assessment of the merits of the claims.

Except as described above, we are not involved in any pending or threatened legal or arbitration proceedings that may have, or have had during the last 12 months, a material adverse effect on our results of operations or financial position.

DIVIDENDS

The amount of dividends paid on our common stock is subject to approval at the annual general meeting of shareholders, which is typically held in February or March of the following year. In addition to our annual dividends, our board of directors is authorized to declare and distribute interim dividends once a year under our articles of incorporation. If we decide to pay interim dividends, our articles of incorporation authorize us to pay them in cash, shares or other form of property and to the shareholders of record as of June 30 of the relevant fiscal year. We may pay cash dividends out of retained earnings that have not been appropriated to statutory reserves.

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued at the end of 2011. Of these shares, 77,244,444 shares were outstanding and 7,449,117 shares were held by us in treasury and 2,493,274 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2007	7,500	2,500	10,000
2008	7,500	2,500	10,000
2009	6,500	1,500	8,000
2010	7,500	2,500	10,000
2011	7,500	2,500	10,000

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

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the KRX KOSPI Market since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock since January 1, 2007.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of Shares)
2007
First Quarter	395,000	286,500	296,883
Second Quarter	481,000	366,000	246,291
Third Quarter	673,000	443,500	298,177
Fourth Quarter	765,000	557,000	331,286
2008
First Quarter	575,000	437,000	334,157
Second Quarter	594,000	450,000	382,083
Third Quarter	544,000	410,000	389,984
Fourth Quarter	436,500	242,000	600,141
2009
First Quarter	430,000	303,000	389,081
Second Quarter	435,000	369,000	390,866
Third Quarter	519,000	420,000	324,403
Fourth Quarter	619,000	472,500	293,724
2010
First Quarter	625,000	516,000	255,173
Second Quarter	560,000	434,500	343,367
Third Quarter	524,000	460,500	257,784
Fourth Quarter	538,000	448,500	299,776
2011
First Quarter	517,000	450,500	345,785
Second Quarter	505,000	421,000	282,070
Third Quarter	480,000	358,500	277,876
Fourth Quarter	398,000	351,000	235,063
October	391,000	351,000	266,326
November	391,500	353,000	221,389
December	398,000	380,000	219,613
2012
First Quarter	424,000	376,000	198,190
January	418,500	406,000	196,089
February	423,500	376,000	195,168
March	424,000	377,500	203,312
Second Quarter (through April 27)	384,500	366,500	156,111
April (through April 27)	384,500	366,500	156,111
ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York Mellon as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2011,13,243,566 ADSs were outstanding, representing 15.19% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs since January 1, 2007.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2007
First Quarter	106.88	76.49	770,003
Second Quarter	129.60	99.34	712,996
Third Quarter	184.54	124.50	809,315
Fourth Quarter	195.89	147.17	721,160
2008
First Quarter	147.74	108.41	418,434
Second Quarter	147.05	112.80	249,329
Third Quarter	133.73	88.35	294,629
Fourth Quarter	89.00	47.14	355,604
2009
First Quarter	79.11	47.14	212,268
Second Quarter	89.00	69.23	168,527
Third Quarter	108.08	80.73	491,455
Fourth Quarter	131.47	100.00	458,775
2010
First Quarter	140.10	108.23	429,700
Second Quarter	124.83	88.78	559,765
Third Quarter	113.98	94.67	344,102
Fourth Quarter	120.47	95.34	376,905
2011	117.57	97.46	380,459
First Quarter	117.57	100.50	403,646
Second Quarter	116.83	95.86	348,986
Third Quarter	112.41	76.01	314,454
Fourth Quarter	89.16	72.51	300,073
October	89.16	72.51	358,137
November	85.93	75.30	249,881
December	87.91	79.91	292,200
2012
First Quarter	95.27	80.28	266,610
January	93.83	80.28	300,382
February	94.05	90.85	200,163
March	95.27	82.14	299,286
Second Quarter (through April 27)	85.53	79.86	238,028
April (through April 27)	85.53	79.86	238,028

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

According to data published by the Korea Exchange, as of December 31, 2011, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,148 trillion, and the average daily trading volume of equity securities for 2011 was approximately 1,025 million shares with an average transaction value of Won 8,084 billion The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,681.71	2,052.97	1,552.79	2,051.00	1.1	19.0
2011	2,063.69	2,231.47	1,644.11	1,825.12	1.3	13.1
2012 (through April 27)	1,831.69	2,057.28	1,810.48	1,975.35	1.4	12.8

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1985	342	(Won)	6,570	US$	7,381	18,925	(Won)	12,315	US$	13,834
1986	355		11,994		13,924	31,755		32,870		38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411
1991	686		73,118		96,107	14,022		214,263		281,629
1992	688		84,712		107,448	24,028		308,246		390,977
1993	693		112,665		139,420	35,130		574,048		710,367
1994	699		151,217		191,730	36,862		776,257		984,223
1995	721		141,151		182,201	26,130		487,762		629,613
1996	760		117,370		139,031	26,571		486,834		576,680
1997	776		70,989		50,162	41,525		555,759		392,707
1998	748		137,799		114,091	97,716		660,429		546,803
1999	725		349,504		305,137	278,551		3,481,620		3,039,655
2000	704		188,042		149,275	306,163		2,602,211		2,065,739
2001	689		255,850		192,934	473,241		1,997,420		1,506,237
2002	683		258,681		215,496	857,245		3,041,598		2,533,815
2003	684		355,363		296,679	542,010		2,216,636		1,850,589
2004	683		412,588		395,275	372,895		2,232,109		2,138,445
2005	702		655,075		646,158	467,629		3,157,662		3,114,679
2006	731		704,588		757,948	279,096		3,435,180		3,695,331
2007	745		951,900		1,016,770	363,741		5,539,653		5,917,168
2008	763		576,888		458,758	352,599		3,211,039		2,553,510
2009	770		887,935		762,503	485,657		5,595,552		4,976,859
2010	777		1,141,885		1,006,243	380,859		5,619,768		4,952,210
2011	791		1,041,999		904,670	353,760		6,836,146		5,935,185
2012 (through April 27)	778		1,131,131		995,539	607,424		5,348,150		4,707,049

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and under the regulations set forth in the FSCMA. In July 2007, the National Assembly of Korea enacted the FSCMA. The FSCMA, which came into effect on February 4, 2009, comprehensively regulates the Korean capital markets, the financial investment business (including collective investment businesses and trust businesses) and financial investment products (such as securities and derivatives). The FSCMA imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. The FSCMA regulates the operation and monitoring of the securities and derivatives markets.

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

As the cash deposited with an investment broker or an investment dealer is regarded as belonging to the investment broker or investment dealer, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the investment broker or the investment dealer if a bankruptcy or rehabilitation procedure is instituted against the investment broker or the investment dealer and, therefore, can suffer from loss or damage as a result. However, in case of the investment broker or the investment dealer’s bankruptcy, liquidation, cancellation of investment broker or investment dealer license or other insolvency events, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to a total of Won 50 million, which shall represent both actual cash deposited and any interest accrued thereon. Pursuant to the FSCMA, as amended, investment brokers or investment dealers are required to deposit the cash received from its customers at the securities finance company established pursuant to the FSCMA. Set-off or attachment of cash deposits by investment brokers or investment dealers is prohibited. The premiums related to this insurance are paid by investment brokers or investment dealers.

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

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.   Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-half of our total issued and outstanding capital stock. As of December 31, 2011, 87,186,835 Common Shares were issued, of which 7,449,117 shares were held by us in treasury and an additional 2,493,274 shares were held by our treasury stock fund. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Holders of Non-Voting Preferred Shares are entitled to receive dividends in priority to the holders of Common Shares in an amount not less than 9% of the par value of the Non-Voting Preferred Shares as determined by the board of directors at the time of their issuance. If the amount available for dividends is less than the aggregate amount of such minimum dividend, we do not have to declare dividends on the Non-Voting Preferred Shares.

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash, Shares or other form of property. However, a dividend of Shares must be distributed at par value. Dividends in Shares may not exceed one-half of the annual dividend. In addition, we may declare, and distribute in cash, interim dividends pursuant to a board resolution once a fiscal year. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

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

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 2 trillion, to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2011, our employees owned, through our employee stock ownership association, approximately 0.02% of our common stock in their association accounts and 2.23% of our common stock in their employee accounts.

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

Holders of Non-Voting Preferred Shares may request a general meeting of shareholders only after the Non-Voting Preferred Shares become entitled to vote or “enfranchised,” as described under “— Voting Rights” below.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers or by notices to be posted on the electronic disclosure database system maintained by the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Preferred Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings. Our general meetings of shareholders are held either in Pohang or Seoul.

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

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	acquisition of all or a part of the business of any other company that may have a material impact on our business;

•	issuing any new Shares at a price lower than their par value; or

•	approving matters required to be approved at a general meeting of shareholders, which have material effects on our assets, as determined by the Board of Directors.

In general, holders of Non-Voting Preferred Shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, or any merger or consolidation of us, or in some other cases that affect the rights or interests of the Non-Voting Preferred Shares, approval of the holders of Non-Voting Preferred Shares is required. We may obtain the approval by a resolution of holders of at least two-thirds of the Non-Voting Preferred Shares present or represented at a class meeting of the holders of Non-Voting Preferred Shares, where the affirmative votes also represent at least one-third of our total issued and outstanding Non-Voting Preferred Shares.

Shareholders may exercise their voting rights by proxy. When a shareholder is a corporate entity, such shareholder may give proxies to its officers or directors.

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying Common Shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the Common Shares underlying their ADSs.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their Shares. Only the shareholders who have executed a share purchase agreement evidencing their acquisition of the relevant Shares on or prior to the day immediately following the public disclosure of the board resolutions approving any of the aforementioned transactions have the rights to require us to purchase their Shares. To exercise this right, shareholders, including holders of Non-Voting Preferred Shares, must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their Shares. We are obligated to purchase the Shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the Shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily Share prices on the Korea Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily Share price on the Korea Exchange for the one month period before the date of the adoption of the relevant resolution and (3) the weighted average of the daily Share price on the Korea Exchange for the one week period before such date of the adoption of the relevant resolution. However, the court may determine this price if we or dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Register of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of Shares on the register of shareholders on presentation of the Share certificates.

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 15 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the Shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of Shares and the delivery of share certificates may continue while the register of shareholders is closed.

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

Our transfer agent is Kookmin Bank, located at 36-3, Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea.

Acquisition of Shares by Us

We may acquire our own Shares, subject to the approval by the general meeting of shareholders. In addition, we may acquire Shares through purchases on the Korea Exchange or through a tender offer or by acquiring the interests in a trust account holding our own Shares through agreements with trust companies and asset management companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends available at the end of the preceding fiscal year less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

In accordance with the Commercial Code, we may resell or transfer any Shares acquired by us to a third party, subject to the approval by the Board of Directors. In general, corporate entities in which we own more than 50% equity interest may not acquire our Shares. Under the FSCMA, we are subject to certain selling restrictions for the Shares acquired by us.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Preferred Shares have no preference in liquidation.

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

Subject to certain limitations, the Ministry of Strategy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Strategy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies; and

•

if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect the Won, exchange rates or other macroeconomic policies, the Ministry of Strategy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status and the purpose (whether or not to exert an influence on management control over the issuer) of the holdings to the FSC and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Exchange within five business days from the date of the change. However, the reporting deadline of such reporting requirement is extended to the tenth day of the month immediately following the month of such change in their shareholding for (1) certain professional investors, as specified under the FSCMA, or (2) persons who hold shares for purposes other than management control. Those who report the purpose of shareholding as management control of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to their report under the FSCMA.

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

Korean Taxation

The following is a summary of the principal Korean tax consequences to owners of the common shares or ADSs, as the case may be, who are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected (“Non-resident Holders”). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the common shares or ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Tax on Dividends

Dividends on the common shares or ADSs paid (whether in cash or in shares) to a Non-resident Holder will be subject to Korean withholding taxes at the rate of 22% (including local income tax) or such lower rate as is applicable under a treaty between Korea and such Non-resident Holder’s country of tax residence. Free distributions of shares representing a capitalization of certain capital surplus reserves may be subject to Korean withholding taxes.

The tax is withheld by the payer of the dividend. Since the payer is required to withhold the tax, Korean law does not entitle the person who was subject to the withholding of Korean tax to recover from the Government any part of the Korean tax withheld, even if it subsequently produces evidence that it was entitled to have tax withheld at a lower rate, except in certain limited circumstances.

Tax on Capital Gains

As a general rule, capital gains earned by Non-resident Holders upon transfer of the common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized or (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless exempt from Korean income taxation under the effective Korean tax treaty with the Non-resident Holder’s country of tax residence.

However, a Non-resident Holder will not be subject to Korean income taxation on capital gains realized upon the sale of the common shares through the KRX KOSPI Market if the Non-resident Holder (i) has no permanent establishment in Korea and (ii) did not or has not owned (together with any shares owned by any entity with a specified special relationship with such Non-resident Holder) 25% or more of the total issued and outstanding shares of us at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

It should be noted that capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation, provided that the ADSs are deemed to have been issued overseas. If and when an owner of the underlying common shares transfers the ADSs following the conversion of the underlying shares for ADSs, such person will not be exempt from Korean income taxation.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (1) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea and (2) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a certain limit and vary according to the identity of the parties involved.

Under Korean inheritance and gift tax laws, securities issued by a Korean corporation are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.5% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.3% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.5% of the sales price of such shares if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if (i) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (ii) the sale of the shares takes place on such exchange.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (i) between 10% to 40% of the tax amount due, depending on the nature of the improper reporting, and (ii) 10.95% per annum on the tax amount due for the default period.

Tax Treaties

Currently, Korea has income tax treaties with a number of countries, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, Ireland, the Netherlands, New Zealand, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America under which the rate of withholding tax on dividend and interest is reduced, generally to between 5% and 16.5% (including local income tax), and the tax on capital gains derived by a non-resident from the transfer of securities issued by a Korean company is often eliminated.

Each Non-resident Holder of common shares should inquire for itself whether it is entitled to the benefits of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of interest, dividend, capital gains or “other income” to submit to us (or our agent), the purchaser or the financial investment company with a brokerage license, as the case may be, prior to or at the time of payment, such evidence of tax residence of the party claiming the treaty benefit as the Korean tax authorities may require in support of its claim for treaty protection. In the absence of sufficient proof, we (or our agent), the purchaser or the financial investment company with a brokerage license, as the case may be, must withhold tax at the normal rates.

Furthermore, in order for a non-resident of Korea to obtain the benefits of tax exemption on certain Korean source income (e.g., capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agent) to submit to the payer of such Korean source income an application for a tax exemption along with a certificate of tax residency of such non-resident issued by a competent authority of the non-resident’s country of tax residence, subject to certain exceptions. The payer of such Korean source income, in turn, is required to submit such application to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

For a non-resident of Korea to obtain the benefits of treaty-reduced tax rates on certain Korean source income (e.g, capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agents) to submit to the payer of such Korean source income an application for treaty-reduced tax rates prior to receipt of such Korean source income; provided, however, that an owner of ADSs who is a non-resident of Korea is not required to submit such application, if the Korean source income on the ADSs is paid through an account opened at the Korea Securities Depository by a foreign depository.

At present, Korea has not entered into any tax treaty relating to inheritance or gift tax.

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

Shares of Common Stock and ADSs

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the shares of common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of common stock represented by that ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs and common stock will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 or 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2010				2011
	Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	(Won)	(495)	(Won)	495	(Won)	(706)	(Won)	706
Japanese Yen		(245)		245		(212)		212
Euro	(Won)	(14)	(Won)	14	(Won)	(34)	(Won)	34

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. In particular, we are exposed to interest rate risk on our existing floating rate borrowings and on additional debt financings that we may periodically undertake for various reasons, including capital expenditures and refinancing of our existing borrowings. A rise in interest rates will increase the cost of our existing variable rate borrowings. If interest rates on borrowings with floating rates had been 1% higher or lower with all other variables held constant, the impact on the gain or loss of the applicable period would be as follows:

	For the Years Ended December 31,
	2010		2011
	(In billions of Won)
Increase or decrease in annual profit and net equity	(Won)	16	(Won)	26

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2011 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
	2012	2013	2014	2015	2016	Thereafter	December 31, 2011		December 31, 2010
							Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	6,078	1,007	813	1,215	1,502	1,028	11,643	11,766	8,426	8,599
Average weighted rate (1)	4.54%	4.09%	3.99%	3.74%	3.55%	3.99%	4.2%		5.17%
Variable rate	865	219	228	19	19	98	1,448	1,450	243	243
Average weighted rate (1)	3.47%	2.1%	2.33%	2.06%	2.09%	2.01%	2.95%		2.74%

Sub-total	6,943	1,226	1,041	1,234	1,521	1,126	13,091	13,216	8,669	8,842

Foreign currency, principally Dollars and Yen:
Fixed rate	4,001	1,477	2,006	1,068	1,754	2,644	12,950	13,115	10,987	11,2087
Average weighted rate (1)	1.67%	2.42%	2.46%	2.78%	2.39%	2.51%	2.24%		2.64%
Variable rate	765	161	135	30	45	53	1,189	1,203	1,627	1,601
Average weighted rate (1)	2.15%	2.68%	2.37%	1.34%	1.34%	1.34%	2.16%		2.18%

Sub-total	4,766	1,638	2,141	1,098	1,799	2,697	14,139	14,318	12,614	12,809

Total	11,709	2,864	3,182	2,332	3,320	3,823	27,230	27,534	21,283	21,651

(1)	Weighted average rates of the portfolio at the period end.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and LNG. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. In case of iron ore, if we fail to agree on the quarterly price adjustment within a predetermined deadline, the supplier and we typically agree on the purchase price based on the price formula that reflects the spot market price as well as the quality of iron ore and transportation expense. As of December 31, 2011, 261 million tons of iron ore and 38 million tons of coal remained to be purchased under long-term supply contracts. Increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. As of December 31, 2011, a special purpose vehicle created by us holds a

2.71% interest in SK Telecom, which are placed as collateral for exchangeable bonds issued in August 2011, and we hold a 3.50% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

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

Fees and Payments from the Depositary to Us

In 2011, we received the following payments from the depositary:

Reimbursement of NYSE listing fees:	$60,185

Reimbursement of London Stock Exchange listing fees:	$6,868

Reimbursement of Tokyo Stock Exchange fees:	$5,020

Reimbursement of proxy process expenses (printing, postage and distribution):	$83,235

Contributions toward our investor relations efforts:	$613,269

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which audited our consolidated financial statements as of, and for the year ended, December 31, 2011, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

At our annual general meeting of shareholders in March 2012, our shareholders elected the following two members to the audit committee: Lee, Chang-Hee (committee chair) and Lee, Young-Sun. The board of directors has approved this newly elected audit committee. Lee, Chang-Hee is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG in 2010 and 2011:

	For the Year Ended December 31,
	2010		2011
	(In millions of Won)
Audit fees	(Won)	5,198	(Won)	5,846
Audit-related fees		750		946
Tax fees		477		687
Other fees		439		222

Total fees	(Won)	6,864	(Won)	7,701

Audit fees in 2011 as set forth in the above table are the aggregate fees billed by KPMG Samjong, the Korean member firm of KPMG International, in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2011 as set forth in the above table are the aggregate fees billed by KPMG Samjong for due diligence service related to an acquisition project, accounting advisory service on consolidation and general consultation on financial accounting and reporting standards.

Tax fees in 2011 as set forth in the above table are fees billed by KPMG Samjong for our tax compliance and tax planning, as well as tax planning and preparation of other related companies.

Other fees in 2011 as set forth in the above table are fees billed by KPMG Samjong primarily related to research on advanced developments of enterprise risk management.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2011:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	—	—	—	—

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 7 out of 12 directors are Outside Directors. Under our articles of incorporation, we may have up to five Inside Directors and seven Outside Directors.

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

Item 16H. Mine Safety Disclosure

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of December 31, 2011, 2010 and January 1, 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2011, 2010 and January 1, 2010 and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in note 12 to the consolidated financial statements, the Company changed the useful life of major machinery and equipment from 8 years to 15 years from January 1, 2011. For the year ended December 31, 2011, this change resulted in a reduction in depreciation expenses of (Won)1,227,169 million.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2012 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

April 25, 2012

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

The Board of Directors and Stockholders

POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on POSCO’s internal control over financial reporting based on our audit.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2011, 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and our report dated April 25, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

April 25, 2012

POSCO

Consolidated Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

	Notes	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Assets
Cash and cash equivalents	4,5,20	(Won)	4,598,682	3,521,045	2,273,059
Trade accounts and notes receivable, net	6,20,25		11,450,515	9,219,011	5,300,233
Other short-term financial assets	7,20		3,656,270	4,383,302	7,211,023
Inventories	8		12,283,644	9,559,206	4,918,413
Current income tax assets	31		18,621	17,654	11,980
Assets held for sale	9		329,037	—	24,961
Other current assets	14		1,220,142	972,159	690,186

Total current assets			33,556,911	27,672,377	20,429,855
Long-term trade accounts and notes receivable, net	6,20		183,061	273,622	522,775
Other long-term financial assets	7,20		5,125,672	6,417,038	5,308,660
Investments in associates	10		3,831,659	3,306,425	950,449
Investment property, net	11		527,533	493,365	558,207
Property, plant and equipment, net	12		28,453,184	25,437,740	22,342,747
Intangible assets, net	13		5,244,928	4,619,169	754,231
Deferred tax assets	31		855,603	538,876	409,748
Other long-term assets	14		630,287	659,814	250,475

Total non-current assets			44,851,927	41,746,049	31,097,292

Total assets	36	(Won)	78,408,838	69,418,426	51,527,147

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

	Notes	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Liabilities
Trade accounts and notes payable	20	(Won)	4,397,279	3,980,701	2,392,317
Short-term borrowings and current installments of long-term borrowings	4,15,20		10,791,510	10,476,300	3,958,099
Other short-term financial liabilities	16,20		1,811,190	1,520,877	1,054,714
Current income tax liabilities	31		509,709	779,018	389,675
Liabilities related assets held for sale	9		226,607	—	80
Provisions	17		69,432	63,809	63,305
Other current liabilities	19,25		1,799,631	1,456,072	1,155,441

Total current liabilities			19,605,358	18,276,777	9,013,631
Long-term trade accounts and notes payable	20		383	378	—
Long-term borrowings, excluding current installments	4,15,20		16,020,207	10,663,941	8,241,386
Other long-term financial liabilities	16,20		350,560	175,774	205,096
Defined benefits obligations	18		340,467	503,126	315,418
Deferred tax liabilities	31		1,168,097	1,028,728	377,539
Long-term provisions	17		109,343	152,149	12,005
Other long-term liabilities	19		84,503	80,386	28,391

Total non-current liabilities			18,073,560	12,604,482	9,179,835

Total liabilities	36	(Won)	37,678,918	30,881,259	18,193,466
Equity
Share capital	21		482,403	482,403	482,403
Capital surplus	21		1,150,452	1,101,561	1,199,666
Reserves	22		405,426	1,507,288	833,806
Treasury shares	23		(2,391,406)	(2,403,263)	(2,403,263)
Retained earnings			38,709,475	35,887,697	32,567,352

Equity attributable to owners of the controlling company			38,356,350	36,575,686	32,679,964
Non-controlling interests			2,373,570	1,961,481	653,717

Total equity			40,729,920	38,537,167	33,333,681

Total liabilities and equity		(Won)	78,408,838	69,418,426	51,527,147

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

	Notes	December 31, 2011		December 31, 2010
	(in millions of Won except per share information)
Revenue	26,36	(Won)	68,938,725	47,887,255
Cost of sales	29		(59,823,850)	(39,722,461)

Gross profit			9,114,875	8,164,794
Selling and administrative expenses	27,29
Administrative expenses			(2,048,264)	(1,500,370)
Selling expenses			(1,612,128)	(1,120,340)

			(3,660,392)	(2,620,710)
Other operating income	28		337,078	231,387
Other operating expenses	29		(383,459)	(341,951)

Operating profit			5,408,102	5,433,520
Non-operating income and expenses
Share of profit of equity-accounted investees	10		50,569	182,657
Finance income	20,30		3,190,419	1,738,804
Finance costs	20,30		(3,866,695)	(2,087,858)

Profit before income tax			4,782,395	5,267,123
Income tax expense	31,36		(1,068,109)	(1,081,472)

Profit for the period	36		3,714,286	4,185,651
Other comprehensive income (loss), net of tax
Capital adjustment arising from investments in equity-method investees			(11,240)	(40,877)
Net changes in fare value of available-for-sale investments			(1,231,758)	589,601
Foreign currency translation differences			1,666	183,190
Defined benefit plan actuarial losses			(30,577)	(152,125)

Total comprehensive income for the period, net of tax		(Won)	2,442,377	4,765,440

Profit attributable to:
Owners of the controlling company		(Won)	3,648,136	4,105,623
Non-controlling interests			66,150	80,028

Profit for the period		(Won)	3,714,286	4,185,651

Total comprehensive income attributable to:
Owners of the controlling company		(Won)	2,530,437	4,639,671
Non-controlling interests			(88,060)	125,769

Total comprehensive income for the period		(Won)	2,442,377	4,765,440

Basic and diluted earnings per share	32	(Won)	47,224	53,297

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011 and 2010

	Owners of the Controlling Company							Non-Controlling Interests	Total
	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total
	(in millions of Won)
Balance as of January 1, 2010	(Won)	482,403	1,199,666	833,806	(2,403,263)	32,567,352	32,679,964	653,717	33,333,681
Comprehensive income:
Profit for the period		—	—	—	—	4,105,623	4,105,623	80,028	4,185,651
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	(37,656)	—	—	(37,656)	(3,221)	(40,877)
Net changes in fair value of available-for-sale securities, net of tax		—	—	576,950	—	—	576,950	12,651	589,601
Foreign currency translation differences, net of tax		—	—	136,669	—	—	136,669	46,521	183,190
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(141,914)	(141,914)	(10,211)	(152,125)

Total comprehensive income		—	—	675,963	—	3,963,709	4,639,672	125,768	4,765,440

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)	(16,580)	(517,294)
Interim dividends		—	—	—	—	(192,582)	(192,582)	—	(192,582)
Acquisition of subsidiaries		—	—	—	—	—	—	1,099,349	1,099,349
Changes in ownership interests in subsidiaries		—	(92,994)	—	—	—	(92,994)	23,510	(69,484)
Paid in capital increase of subsidiaries		—	—	—	—	—	—	79,683	79,683
Others		—	(5,111)	(2,481)	—	49,932	42,340	(3,966)	38,374

Total transactions with owners of the Company		—	(98,105)	(2,481)	—	(643,364)	(743,950)	1,181,996	438,046

Balance as of December 31, 2010	(Won)	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011 and 2010

	Owners of the Controlling Company							Non-Controlling Interests	Total
	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total
	(in millions of Won)
Balance as of January 1, 2011	(Won)	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	3,648,136	3,648,136	66,150	3,714,286
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	(12,276)	—	—	(12,276)	1,036	(11,240)
Net changes in fair value of available-for-sale securities, net of tax		—	—	(1,227,050)	—	—	(1,227,050)	(4,708)	(1,231,758)
Foreign currency translation differences, net of tax		—	—	146,622	—	—	146,622	(144,956)	1,666
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(24,995)	(24,995)	(5,582)	(30,577)

Total comprehensive income		—	—	(1,092,704)	—	3,623,141	2,530,437	(88,060)	2,442,377

Transactions with owners of the Company,
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,831)	(594,578)
Interim dividends		—	—	—	—	(193,111)	(193,111)	—	(193,111)
Acquisition of subsidiaries		—	—	—	—	—	—	247,483	247,483
Changes in ownership interests in subsidiaries		—	(20,694)	—	—	—	(20,694)	(98,606)	(119,300)
Paid in capital increase of subsidiaries		—	—	—	—	—	—	365,249	365,249
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306	—	142,306
Others		—	432	(9,158)	—	(30,505)	(39,231)	2,854	(36,377)

Total transactions with owners of the Company		—	48,891	(9,158)	11,857	(801,363)	(749,773)	500,149	(249,624)

Balance as of December 31, 2011	(Won)	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

	Note	December 31, 2011		December 31, 2010
	(in millions of Won)
Cash flows from operating activities
Profit for the period		(Won)	3,714,286	4,185,650
Adjustments for:
Depreciation			2,118,626	2,942,137
Amortization			133,289	75,344
Impairment loss of property, plant and equipment and others			99,072	128,083
Loss on disposal of property, plant and equipment			60,550	83,494
Finance income			(1,734,280)	(879,110)
Finance costs			2,245,957	1,278,630
Income tax expense			1,068,109	1,081,472
Share of profit or loss of equity-accounted investees			(50,569)	(182,657)
Accrual of severance benefits			236,999	173,971
Bad debt expenses			45,477	60,266
Others			41,136	(143,715)

		(Won)	4,264,366	4,617,915

Changes in operating assets and liabilities	36		(4,850,747)	(4,453,470)
Interest received			218,682	322,659
Interest paid			(745,111)	(480,020)
Dividends received			308,692	141,017
Income taxes paid			(1,218,602)	(751,746)

Net cash provided by operating activities		(Won)	1,691,566	3,582,005

Cash flows from investing activities
Disposal of short-term financial instruments		(Won)	5,794,770	17,576,747
Decrease in loans			896,656	25,946
Disposal of available-for-sale investments			411,061	258,945
Disposal of other investment assets			—	27,257
Disposal of investments of equity-accounted investees			2,404	19,394
Disposal of property, plant and equipment			140,221	165,794
Disposal of intangible assets			55,899	4,964
Proceeds from disposal of business			—	6,747
Acquisition of short-term financial instruments			(4,556,340)	(14,546,301)
Increase in loans			(962,099)	(82,079)
Acquisition of available-for-sale investments			(322,046)	(561,030)
Acquisition of other investment assets			(450)	(310,154)
Acquisition of investments of equity-accounted investees			(740,971)	(914,491)
Acquisition of property, plant and equipment			(5,330,968)	(5,791,764)
Acquisition of intangible assets			(574,753)	(246,466)
Payment for acquisition of business, net of cash acquired			(437,464)	(3,079,899)
Other, net			107,214	531,569

Net cash used in investing activities		(Won)	(5,516,866)	(6,914,821)

See accompanying notes to consolidated financial statements.

POSCO

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

	Note	December 31, 2011		December 31, 2010
	(in millions of Won)
Cash flows from financing activities
Proceeds from borrowings		(Won)	7,068,322	4,367,193
Disposal of treasury shares			164,384	6,811
Proceeds from short-term borrowings			51,808	1,200,955
Repayment of borrowings			(1,746,487)	(882,477)
Acquisition of treasury shares			(61,296)	—
Payment of cash dividends			(770,858)	(693,296)
Other, net			194,012	588,575

Net cash provided by financing activities		(Won)	4,899,885	4,587,761

Effect of exchange rate fluctuation on cash held			3,052	(6,959)
Net increase in cash and cash equivalents			1,077,637	1,247,986
Cash and cash equivalents at beginning of the period			3,521,045	2,273,059

Cash and cash equivalents at end of the period		(Won)	4,598,682	3,521,045

See accompanying notes to consolidated financial statements.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	General Information

General information about POSCO, its 58 domestic subsidiaries (“the Company”) including POSCO Engineering & Construction Co., Ltd., 161 foreign subsidiaries including POSCO America Corporation and its 91 associates are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through ten of its overseas liaison offices.

As of December 31, 2011, POSCO’s shareholders are as follows:

Share holder’s name	Number of shares	Ownership (%)
National Pension Service	5,937,323	6.81%
Nippon Steel Corporation (*1)	4,394,712	5.04%
SK Telecom Co., Ltd.	2,481,310	2.85%
Pohang University of Science and Technology	1,905,000	2.18%
Shinhan Financial Group Inc. (*2)	1,870,879	2.15%
Others	70,597,611	80.97%

	87,186,835	100.00%

(*1)	Nippon Steel Corporation has American Depository Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share which has par value of (Won)5,000 per share.

(*2)	Includes number of shares subsidiaries hold at the end of the reporting period under commercial law.

As of December 31, 2011, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2011 and 2010 are as follows:

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	—	72.54	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	69.38	30.62	100.00	69.38	30.62	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH Co., Ltd. (*1)	Packing materials manufacturing	48.85	—	48.85	—	—	—	Pohang
POSCO ENERGY Co., Ltd.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	10.53	11.58	22.11	10.53	11.58	22.11	Seoul
PHP Co., Ltd.	Rental houses construction and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	33.56	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering Company (formerly Daewoo Engineering Company)	Construction and engineering service	—	94.14	94.14	—	92.26	92.26	Seongnam
Pohang Feul Cell Co. Ltd.	Generation of electricity	—	100.00	100.00	—	100.00	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clearing service	100.00	—	100.00	100.00	—	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	—	65.00	65.00	—	65.00	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel industries	—	100.00	100.00	—	100.00	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	—	97.79	97.79	—	97.79	97.79	Seongnam

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
POSCO AST Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold-rolling of stainless steel, nickel alloy	—	100.00	100.00	—	100.00	100.00	Siheung
POS-HiMETAL Co., Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
POSCO E&E Co., Ltd.	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POMIC Co., Ltd.	Education services	—	100.00	100.00	—	100.00	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	—	85.25	85.25	—	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	—	71.00	71.00	—	67.00	67.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	81.00	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	—	65.84	65.84	—	100.00	100.00	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	70.00	70.00	—	70.00	70.00	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.49	86.49	—	—	—	Incheon
Postech Early Stage Fund (*2)	Financial investment	—	10.00	10.00	—	10.00	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Funds	Financial investment	69.93	30.07	100.00	69.93	30.07	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	—	100.00	100.00	—	100.00	Incheon
Posgreen Co., Ltd.	Plastic manufacuring	—	60.00	60.00	—	60.00	60.00	Gwangyang
Daewoo International Corporation	Trading, energy & resource development	66.56	—	66.56	67.96	—	67.96	Seoul
POSCOLED Co., Ltd.	LED lightning	16.70	63.33	80.03	16.70	63.33	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	—	70.09	70.09	—	100.00	100.00	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	—	51.00	51.00	—	51.00	51.00	Pohang
PSC energy global Co., Ltd.	Business service	—	100.00	100.00	—	—	—	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	—	100.00	100.00	—	—	—	Suncheon
Shinan Energy Co., Ltd.	Manufacturing & management	—	100.00	100.00	—	—	—	Mokpo
Reco Metal Co., Ltd.	Steel manufacturing	—	88.58	88.58	—	—	—	Hwasung
NewAltec Co., Ltd.	Aluminum products manufacturing and sales	—	60.10	60.10	—	—	—	Incheon
PONUTech Co., Ltd.	Nuclear power generation design and repair service	—	100.00	100.00	—	—	—	Ulsan
BLUE O&M Co., Ltd	Service	—	100.00	100.00	—	—	—	Ulsan

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	—	100.00	100.00	—	100.00	HongKong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
International Business Center Corporation	Leasing service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	84.52	10.01	94.53	89.35	6.11	95.46	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial services	100.00	—	100.00	100.00	—	100.00	HongKong
POSCO-MKPC SDN BHD.	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BioVentures L.P.	Bio tech industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO E&C — Hawaii Inc.	Real estate industry	—	100.00	100.00	—	100.00	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JNPC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Japan
POSCO-Foshan Steel Processing Center Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload industry	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pujin Steel Material Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	80.68	19.32	100.00	84.67	15.33	100.00	Mexico

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	76.40	—	76.40	76.40	—	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	—	89.58	89.58	—	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	100.00	—	100.00	90.00	10.00	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	—	82.37	82.37	—	82.37	82.37	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO-Philippine Manila Processing Center Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
Dalian POSCON Dongbang Automatic Co., Ltd.	Electrical control equipment manufacturing	—	70.00	70.00	—	70.00	70.00	China
SANPU TRADING CO., LTD.	Transit trade	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO Mexico Human Tech.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd	Steel product sales	—	56.81	56.81	—	66.24	66.24	Mexico
POSCO Gulf Logistics LLC.	Steel product sales	—	—	—	—	100.00	100.00	UAE
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX S.A.DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
EUROTALY S.A.	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel transit trading	—	51.00	51.00	—	51.00	51.00	Singapore
Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus (Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Island
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	—	95.65	92.97	—	92.97	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C Venezuela C.A	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT. MRI.	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT DEC Indonesia	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., LTD	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO E&C — UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO Australia GP Limited	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International America Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Deutschland GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	—	100.00	100.00	—	100.00	100.00	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
Daewoo International Australia Holdings Pty. Ltd.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper industry	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo. Paper Co., Ltd	Paper industry	—	68.00	68.00	—	68.00	68.00	China
POSCO Mauritius Ltd.	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU STEEL POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
Dawwoo International MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Energy Central Asia	Resource development	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo STC & Apparel Vietnam Ltd.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	—	55.00	55.00	—	55.00	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	60.00	60.00	Sudan
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, LLC	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.36	50.94	29.58	21.36	50.94	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical Industry	—	99.97	99.97	—	99.97	99.97	USA
PT. POSCO E&C Indonesia	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	—	70.00	70.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO Foundation	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	—	—	England
SANTOS CMI Construction Trading LLP	Construction	—	99.90	99.90	—	—	—	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	—	—	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	—	—	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	—	—	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	—	—	Costa Rica

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	—	100.00	100.00	—	—	—	Uruguay
GENTECH International INC.	Construction	—	90.00	90.00	—	—	—	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	—	—	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	—	—	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	—	—	Chile
SANTOS CMI S.A.	Construction	—	70.00	70.00	—	—	—	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	—	—	Chile
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	—	99.00	99.00	—	—	—	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	—	—	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	—	—	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	—	—	Argentina
POSCO E&C Brazil Ltd.	Construction	—	100.00	100.00	—	—	—	Brazil
POSCO Electrical Steel Inida Private Limited	Electrical Steel Manufacturing	100.00	—	100.00	—	—	—	India
Daewoo International Cameroon PLC	Resource Development	—	100.00	100.00	—	—	—	Cameroon
POSCO ASSAN TST STEEL Industry	Resource Development	60.00	10.00	70.00	—	—	—	Turkey
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	—	100.00	100.00	—	—	—	HongKong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	—	—	Canada
DAESAN (Cambodia) Co., Ltd.	Investment	—	100.00	100.00	—	—	—	Cambodia
Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	—	76.00	76.00	—	—	—	Brazil
POSCO (Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	—	—	China
PT.POSCO Resources Indonesia	Mine development	100.00	—	100.00	—	—	—	Indonesia
PT. POSCO ICT Indonesia	IT service and Electric Control Engineering	—	100.00	100.00	—	—	—	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	—	100.00	100.00	—	—	—	Indonesia
PT. KRAKATAU POSCOPOWER	manufacturing & management	—	70.00	70.00	—	—	—	Indonesia
POSCO RUS LLC.	Trading business	90.00	10.00	100.00	—	—	—	Russia
POSCO Thainox Co., Ltd.	Steel manufacturing	94.93	—	94.93	—	—	—	Thailand
Daewoo International Shanghai Waigaoqiao Co., Ltd.	Merchandising trade	—	100.00	100.00	—	—	—	China
PT. Bio Inti Agrindo	Forest resources Development	—	85.00	85.00	—	—	—	Indonesia
POSCO E&C Australia Pty Ltd.	Iron ore sales	—	100.00	100.00	—	—	—	Australia

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (%)						Region
		December 31, 2011			December 31, 2010
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	73.53	14.71	88.24	—	—	—	China
Hunchun POSCO Logistics Co., Ltd.	Logistics	—	80.00	80.00	—	—	—	China
USA SRDC Corporation	Scrap sale	—	100.00	100.00	—	—	—	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	—	—	Vietnam

(*1)	In 2011, this company was included as a subsidiary as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership.

(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(c) Summarized financial information of subsidiaries as of December 31, 2011 and 2010 are as follows:

1) December 31, 2011

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	6,819,542	4,260,627	2,558,915	6,142,026	109,921
POSCO P&S Co., Ltd.		1,017,070	472,175	544,895	3,141,999	19,234
POSCO Coated & Color Steel Co., Ltd.		521,471	297,947	223,524	956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		208,084	117,629	90,455	597,508	6,758
POSCO ICT Co., Ltd.		687,657	446,640	241,017	983,649	30,578
POSCO Research Institute		29,320	6,304	23,016	30,844	216
Seoung Gwang Co., Ltd.		82,671	34,868	47,803	14,652	2,522
POSCO Architects & Consultants Co., Ltd.		93,268	40,458	52,810	196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,582,832	691,581	891,251	1,662,896	127,573
POSTECH Venture Capital Corp.		34,222	1,094	33,128	—	1,041
eNtoB Co., Ltd.		99,382	69,607	29,775	634,830	1,249
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		479,615	152,416	327,199	1,186,623	92,391
POSCO Terminal Co., Ltd.		96,806	15,145	81,661	100,710	22,955
POSCO M-TECH Co., Ltd.		316,953	153,876	163,077	602,155	12,447
POSCO ENERGY Co., Ltd. (formerly, POSCO Power Corp.)		2,891,382	2,327,398	563,984	1,863,670	25,152
Postech 2006 Energy Fund		21,662	1,042	20,620	—	(202)
PHP Co., Ltd.		66,461	58,521	7,940	4,456	483
POSCO TMC Co., Ltd.		204,738	113,595	91,143	219,580	5,746
PNR Co., Ltd.		159,076	129,198	29,878	74,013	13,366
Megaasset Co., Ltd.		23,757	9,354	14,403	63,667	5,794
POSCO Engineering Company (formerly Daewoo Engineering Company)		508,290	341,946	166,344	980,340	3,225
Pohang Feul Cell Co. Ltd.		12,061	8,592	3,469	2,235	(286)
Pohang SPFC Co., Ltd.		10,021	4,221	5,800	38,117	1,170
POSWITH Co., Ltd.		5,129	2,460	2,669	13,745	151
BASYS INDUSTRY Co., Ltd.		967	266	701	2,500	369
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		126	—	126	—	(54)
POSCO AST Co., Ltd.		316,695	163,548	153,147	365,682	4,972
DaiMyung TMS Co., Ltd.		28,350	52,497	(24,147)	6,265	(3,695)
POS-HiMETAL Co., Ltd.		309,369	268,788	40,581	34,682	(28,857)
POSCO E&E Co., Ltd.		22,435	127	22,308	—	508
POMIC Co., Ltd.		4,411	2,431	1,980	21,111	317
POSFINE Co., Ltd.		62,775	48,146	14,629	2,285	(3,847)
POS ECO HOUSING Co., Ltd.		8,190	1,846	6,344	13,629	265
Mapo high broad parking Co., Ltd.		1,676	110	1,566	—	(355)
Dakos Co., Ltd.		783	321	462	225	(58)
Kwang Yang SPFC Co., Ltd.		68,279	52,806	15,473	4,686	(2,156)
POSCALCIUM Company, Ltd.		8,403	7,004	1,399	106	(1,353)
Plant Engineering service Technology Co., Ltd.		2,327	500	1,827	6,259	354
9Digit Co., Ltd.		33,820	27,091	6,729	58,341	(308)
Postech Early Stage Fund		10,034	65	9,969	—	(31)
Busan E&E Co., Ltd.		44,731	1,687	43,044	—	127
POSCO Family Strategy Funds		57,678	250	57,428	—	290
POREKA Co., Ltd.		15,131	12,880	2,251	20,785	1,158
Songdo SE Co., Ltd.		1,652	282	1,370	2,761	77

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
Posgreen Co., Ltd.	(Won)	8,225	4,280	3,945	2,944	(33)
Daewoo International Corporation		7,823,738	6,302,994	1,520,744	18,758,511	160,088
POSCOLED Co., Ltd.		28,717	5,917	22,800	14,063	(5,355)
Gunsan SPFC Co., Ltd.		51,483	30,673	20,810	53,797	(236)
POSCO NST Co., Ltd.		158,470	121,493	36,977	202,334	(803)
Pohang Scrap Recycling Center Co., Ltd.		17,842	2,863	14,979	1,748	143
PSC energy global Co., Ltd.		38,780	—	38,780	—	(1,595)
Suncheon Ecotrans Co., Ltd.		25,526	2,878	22,648	—	48
Shinan Energy Co., Ltd.		8,494	—	8,494	—	(56)
Reco Metal Co., Ltd.		15,043	13,280	1,763	6,761	(2,658)
NewAltec Co., Ltd.		114,744	17,171	97,573	92,849	638
PONUTech Co., Ltd.		9,919	182	9,737	—	(263)
BLUE O&M Co., Ltd		988	—	988	—	(12)
[Foreign]
POSCO America Corporation		416,078	223,968	192,110	419,258	8,866
POSCO Australia Pty. Ltd.		1,161,366	462,383	698,983	136,144	283,875
POSCO Canada Ltd.		565,424	82,867	482,557	304,274	133,660
POSCO Asia Co., Ltd.		540,685	504,059	36,626	2,968,097	6,523
Dalian POSCO Steel Co., Ltd		49,104	58,254	(9,150)	90,990	(8,711)
POSCO-CTPC Co., Ltd.		84,966	52,546	32,420	134,930	1,320
POSCO-JKPC Co., Ltd.		93,668	75,512	18,156	87,203	1,405
International Business Center Corporation		90,577	51,831	38,746	25,889	11,655
POSCO E&C Vietnam Co., Ltd.		77,583	77,679	(96)	114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,569,551	986,798	582,753	2,808,722	4,444
Guangdong Pohang Coated Steel Co., Ltd.		394,452	163,785	230,667	275,521	(7,849)
POSCO (Thailand) Company Ltd.		140,260	98,044	42,216	231,144	1,227
Myanmar POSCO Steel Co., Ltd		27,519	9,580	17,939	30,967	5,885
POSCO-JOPC Co., Ltd.		80,896	76,118	4,778	92,296	768
POSCO Investment Co., Ltd.		787,069	688,482	98,587	10,792	10,509
POSCO-MKPC SDN BHD.		165,789	116,928	48,861	177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		268,411	155,877	112,534	615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		305,690	220,468	85,222	384,705	11,046
POSCO BioVentures L.P.		16,851	—	16,851	—	(4,226)
PT. POSNESIA		14,129	20	14,109	—	(28)
POSCO E&C — Hawaii Inc.		914	503	411	—	(304)
POS-Qingdao Coil Center Co., Ltd.		56,062	40,314	15,748	117,470	65
POS-Ore Pty. Ltd.		75,312	66,851	8,461	250,347	132,737
POSCO-China Holding Corp.		427,447	160,423	267,024	173,639	3,617
POSCO-Japan Co., Ltd.		1,157,755	1,017,990	139,765	1,686,385	13,518
POS-CD Pty. Ltd.		72,582	68,030	4,552	22,575	557
POS-GC Pty. Ltd.		79,517	32,397	47,120	10,263	(4,344)
POSCO-India Private Ltd.		147,359	421	146,938	—	(1,034)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		168,309	145,655	22,654	211,417	(16,626)
POSCO-JNPC Co., Ltd.		192,177	176,268	15,909	207,654	716
POSCO-Foshan Steel Processing Center Co., Ltd.		178,488	135,213	43,275	529,788	227
POSCO E&C (China) Co., Ltd.		120,135	82,361	37,774	104,055	1,898
POSCO MPC S.A. de C.V.		192,538	182,180	10,358	316,446	(6,587)
Zhangjigang Pohang Port Co., Ltd.		26,801	11,327	15,474	6,244	222
Qingdao Pujin Steel Material Co., Ltd		14,209	11,997	2,212	79,732	13
POSCO-Vietnam Co., Ltd.		659,931	576,657	83,274	962,490	(46,976)
POSCO-Mexico Co., Ltd.		488,782	422,155	66,627	396,897	(43,298)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	(Won)	85,349	75,582	9,767	129,434	(9,824)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		62,709	49,981	12,728	71,871	(1,483)
POS-NP Pty. Ltd.		57,890	15,003	42,887	48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		71,203	50,417	20,786	159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,253	59,468	9,785	62,795	(1,622)
Suzhou POS-CORE Technology Co., Ltd.		60,082	33,980	26,102	96,008	781
POSCO-JYPC Co., Ltd.		67,587	64,165	3,422	102,700	781
POSCO-Malaysia SDN. BHD.		88,635	112,566	(23,931)	140,709	(4,114)
POS-Minerals Corporation		113,694	—	113,694	—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,613	45,766	23,847	92,554	618
POSCO E&C India Private Ltd.		35,982	31,304	4,678	4,966	1,135
POSCO E&C SMART		4,670	4,034	636	4,421	135
POSCO-Philippine Manila Processing Center Inc.		27,412	17,492	9,920	45,680	266
Dalian POSCON Dongbang Automatic Co., Ltd.		8,083	2,996	5,087	5,104	382
SANPU TRADING CO., LTD.		1,842	5	1,837	73	3
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		15,720	10,881	4,839	100,833	116
POSCO Mexico Human Tech.		787	481	306	5,378	221
POSCO Mexico East Steel Distribution Center Co., Ltd		13,186	1,353	11,833	5,638	110
POSCO ICT-China		1,737	1,294	443	4,920	114
DWEMEX S.A.DE C.V.		226	62	164	2	(29)
POS MPC Servicios de C.V.		667	458	209	4,902	90
EUROTALY S.A.		16,733	127	16,606	24	(898)
POSCO South East Asia Pte. Ltd.		5,232	2,633	2,599	62,235	256
Europe Steel Distribution Center		6,775	991	5,784	13,354	322
VECTUS Ltd.		3,066	5,126	(2,060)	3,560	(1,530)
POSCO VST Co., Ltd.		356,484	268,005	88,479	264,616	(10,669)
POSCO Maharashtra Steel Pvt. Ltd.		372,434	149,442	222,992	44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		89,782	80,514	9,268	134,409	(3,232)
POSCO Turkey Nilufer Processing Center Co., Ltd.		49,588	40,578	9,010	38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		47,931	40,500	7,431	55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,315	61,131	23,184	117,395	3,267
POSCO-Indonesia Jakarta Processing Center		62,550	55,069	7,481	64,597	216
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		12,251	17,626	(5,375)	458	(3,854)
POSCORE-INDIA		10,917	8,446	2,471	15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		63,014	50,007	13,007	85,381	(858)
PT DEC Indonesia		4,577	4,752	(175)	13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		40,586	24,355	16,231	32,301	172
POSCO India Steel Distribution Center Private Ltd.		5,224	2,204	3,020	786	(427)
POSCO China Dalian Plate Processing Center Co., Ltd.		106,525	65,888	40,637	66,113	(165)
POSCO-South Asia Co., Ltd.		13,703	199	13,504	8,015	1,039
POSCO SS-VINA Co., LTD		74,438	409	74,029	—	(1,122)
POSCO WA Pty. Ltd.		212,984	9	212,975	—	(33,142)
POSCO E&C — UZ		2,279	1,789	490	2,046	104
POSCO Australia GP Limited	(Won)	97,196	5	97,191	—	(8)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
Daewoo International America Corp.		283,653	241,259	42,394	984,378	5,372
Daewoo International Deutschland GmbH		115,256	105,288	9,968	482,585	314
Daewoo International Japan Corp.		245,086	236,533	8,553	804,864	981
Daewoo International Singapore Pte. Ltd.		43,647	38,982	4,665	902,315	481
Daewoo Italia S.r.l.		63,859	60,247	3,612	361,821	145
Daewoo Cement (Shandong) Co., Ltd.		221,807	291,000	(69,193)	133,502	20,361
Daewoo (China) Co., Ltd.		150,079	101,449	48,630	54,521	726
PT. RISMAR Daewoo Apparel		17,767	18,417	(650)	58,182	1,246
Daewoo Textile Fergana LLC		64,437	65,968	(1,531)	132,866	(11,994)
Daewoo Textile Bukhara LLC		51,939	49,630	2,309	51,312	(11,500)
Daewoo International Australia Holdings Pty. Ltd.		151,462	12,964	138,498	1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,855	72,385	4,470	76,632	(5,210)
Tianjin Daewoo. Paper Co., Ltd		14,589	33,029	(18,440)	—	—
POSCO Mauritius Ltd.		24,648	2,839	21,809	—	(22)
PT. KRAKATAU STEEL POSCO		819,899	44,918	774,981	—	(2,385)
MYANMAR Daewoo LTD.		6,030	41	5,989	1,373	152
Dawwoo International MEXICO S.A. de C.V.		68,030	64,189	3,841	240,448	299
Daewoo International Guangzhou Corp.		7,666	7,473	193	61,554	(1,265)
Daewoo Energy Central Asia		15,571	322	15,249	—	—
Daewoo STC & Apparel Vietnam Ltd.		3,848	1,313	2,535	9,435	94
MYANMAR Daewoo International Ltd.		7,651	2,240	5,411	11,947	759
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		63,505	51,088	12,417	67,175	15
Daewoo International Corporation (M) SDN BHD		8,831	6,469	2,362	21,190	157
Daewoo International SHANGHAI CO., LTD.		63,694	52,656	11,038	91,541	1,286
PGSF, LLC		3,138	1	3,137	—	280
Xenesys Inc.		11,804	240	11,564	2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,285	1,277	2,008	3,343	69
TECHREN Solar, LLC		5,184	—	5,184	—	(506)
PT. POSCO E&C Indonesia		37,495	34,094	3,401	46,665	2,114
Hume Coal Pty. Ltd.		24,316	2,499	21,817	—	(9)
POSCO Foundation		213	3	210	—	3
EPC EQUITIES LLP		11,391	11,283	108	438	(2,743)
SANTOS CMI Construction Trading LLP		13,851	13,742	109	2,750	(1,323)
SANTOS CMI INC. USA		23,418	22,260	1,158	11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		18,771	9,381	9,390	14,823	7,484
SANTOS CMI PERU S.A.		26,074	20,500	5,574	59,091	4,779
SANTOS CMI COSTA RICA S.A.		11,856	11,480	376	1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		122	73	49	—	(9)
GENTECH International INC.		1,595	1,166	429	1,800	728
EPC INVESTMENTS C.V.		115	18	97	—	(6)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		115	2	113	—	(2)
ASESORiA Y SERVICIOS EPC S.A CHILE		468	285	183	635	88
SANTOS CMI S.A.		42,766	30,495	12,271	34,879	(5,430)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		8,430	2,669	5,761	13,009	1,703
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		125	14	111	203	(208)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		10,982	8,392	2,590	14,588	923
VAUTIDAMERICAS S.A.		2,374	1,620	754	1,765	141
SANTOS CMI Constructions Argentina S.A.		82	46	36	—	1
POSCO E&C Brazil Ltd.	(Won)	87,817	87,284	533	6,200	(465)
POSCO Electrical Steel Inida Private Limited		26,448	138	26,310	—	346
Daewoo International Cameroon PLC		1,233	—	1,233	—	—

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Company	Assets	Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
POSCO ASSAN TST STEEL Industry	59,415	1,897	57,518	—	1,724
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	171,127	174,814	(3,687)	—	(3,466)
DAESAN (Cambodia) Co., Ltd.	30,145	35,652	(5,507)	—	(946)
Brazil Sao Paulo Steel Processing Center Co., Ltd	26,987	—	26,987	—	—
POSCO (Dalian) IT Center Development Co., Ltd.	152,725	1,271	151,454	—	(1,464)
PT.POSCO Resources Indonesia	4,048	92	3,956	—	(415)
PT. POSCO ICT Indonesia	3,480	2,661	819	—	(80)
PT. POSCO M-Tech Indonesia	2,865	149	2,716	3,329	61
PT. KRAKATAU POSCOPOWER	45,041	42,874	2,167	—	(134)
POSCO RUS LLC.	3,639	5	3,634	—	(273)
POSCO Thainox Co., Ltd.	500,214	164,464	335,750	401,257	(22,466)
Daewoo International Shanghai Waigaoqiao Co., Ltd.	13,804	13,256	548	22,354	343
PT. Bio Inti Agrindo	18,900	9,714	9,186	—	(1,486)
POSCO E&C Australia Pty Ltd.	381	624	(243)	—	(237)
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	12,587	12	12,575	—	(375)
Hunchun POSCO Logistics Co., Ltd.	23,725	7	23,718	—	(229)
USA SRDC Corporation	311	—	311	—	—
Daewoo International Vietnam Co., Ltd.	4,613	—	4,613	—	—

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) December 31, 2010

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	5,374,601	2,890,916	2,483,685	6,248,379	174,483
POSCO P&S Co., Ltd.		954,120	425,125	528,995	2,062,495	4,311
POSCO Coated & Color Steel Co., Ltd.		500,115	250,341	249,774	1,001,774	6,409
POSCO Plant Engineering Co., Ltd.		192,073	104,657	87,416	439,529	11,986
POSCO ICT Co., Ltd.		650,864	439,011	211,853	839,802	17,929
POSCO Research Institute		27,708	4,548	23,160	23,207	319
Seoung Gwang Co., Ltd.		79,894	34,281	45,613	15,567	2,601
POSCO Architects & Consultants Co., Ltd.		88,792	41,247	47,545	128,118	4,431
POSCO Specialty Steel Co., Ltd.		1,307,535	536,934	770,601	1,543,122	101,901
POSTECH Venture Capital Corp.		33,170	877	32,293	—	274
eNtoB Co., Ltd.		66,039	36,728	29,311	603,684	2,516
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		371,160	128,254	242,906	756,053	57,191
POSCO Terminal Co., Ltd.		68,503	8,494	60,009	78,478	14,475
POSCO ENERGY Co., Ltd. (formerly, POSCO Power Corp.)		2,459,195	1,908,801	550,394	827,534	(35,641)
Postech 2006 Energy Fund		26,869	324	26,545	—	(964)
PHP Co., Ltd.		66,001	58,545	7,456	2,091	(583)
POSCO TMC Co., Ltd.		139,908	54,785	85,123	189,686	6,138
PNR Co., Ltd.		167,789	151,229	16,560	27,281	(17,813)
Megaasset Co., Ltd.		67,875	58,958	8,917	100,865	4,559
POSCO Engineering Company (formerly Daewoo Engineering Company)		434,122	276,845	157,277	774,791	45,099
Pohang Feul Cell Co. Ltd.		13,091	9,337	3,754	4,049	(276)
Pohang SPFC Co., Ltd.		13,471	8,732	4,739	28,933	(32)
POSWITH Co., Ltd.		4,248	1,731	2,517	12,317	442
BASYS INDUSTRY Co., Ltd.		825	311	514	990	72
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		181	—	181	—	(78)
POSCO AST Co., Ltd.		238,881	134,526	104,355	330,425	7,285
DaiMyung TMS Co., Ltd.		22,663	43,097	(20,434)	15,985	(3,059)
POS-HiMETAL Co., Ltd.		86,291	43,532	42,759	—	(5,771)
POSCO E&E Co., Ltd.		17,777	69	17,708	—	405
POMIC Co., Ltd.		3,888	2,126	1,762	19,922	403
POSFINE Co., Ltd.		31,541	13,093	18,448	—	(883)
POS ECO HOUSING Co., Ltd.		6,976	897	6,079	2,231	(738)
Mapo high broad parking Co., Ltd.		1,690	4	1,686	—	(237)
Dakos Co., Ltd.		3,102	2,582	520	4,314	274
Kwang Yang SPFC Co., Ltd.		10,065	13	10,052	—	52
POSCALCIUM Company, Ltd.		8,526	5,755	2,771	—	(226)
Plant Engineering service Technology Co., Ltd.		1,912	440	1,472	3,063	472
Postech Early Stage Fund		10,000	—	10,000	—	—
Busan E&E Co., Ltd.		14,193	638	13,555	—	(140)
POSCO Family Strategy Funds		28,538	—	28,538	—	(62)
POREKA Co., Ltd.		3,784	2,684	1,100	6,274	100
Songdo SE Co., Ltd.		1,758	465	1,293	1,021	(7)
Posgreen Co., Ltd.		3,978	—	3,978	—	(22)
Daewoo International Corporation		6,249,151	4,921,296	1,327,855	4,094,039	94,359
POSCOLED Co., Ltd.		28,591	638	27,953	138	(1,763)
Gunsan SPFC Co., Ltd.		30,040	15,309	14,731	89	(196)
POSCO NST Co., Ltd.		94,757	57,002	37,755	33,164	55
Pohang Scrap Recycling Center Co., Ltd.		14,841	—	14,841	—	(80)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Foreign]
POSCO America Corporation	(Won)	297,181	139,360	157,821	288,907	9,039
POSCO Australia Pty. Ltd.		1,226,058	619,031	607,027	106,387	50,288
POSCO Canada Ltd.		424,571	65,608	358,963	170,421	65,299
POSCO Asia Co., Ltd.		510,844	481,379	29,465	2,335,842	1,376
Dalian POSCO Steel Co., Ltd		155,703	155,589	114	68,149	(4,932)
POSCO-CTPC Co., Ltd.		77,281	47,763	29,518	149,810	2,398
POSCO-JKPC Co., Ltd.		86,911	70,353	16,558	75,831	2,391
International Business Center Corporation		95,860	56,088	39,772	28,354	13,884
POSCO E&C Vietnam Co., Ltd.		53,600	72,731	(19,131)	72,865	3,753
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,384,622	838,301	546,321	2,461,020	44,034
Guangdong Pohang Coated Steel Co., Ltd.		183,036	79,330	103,706	251,416	25,547
POSCO (Thailand) Company Ltd.		163,287	118,332	44,955	224,630	10,117
Myanmar POSCO Steel Co., Ltd		21,556	10,245	11,311	24,321	3,481
POSCO-JOPC Co., Ltd.		71,955	68,233	3,722	76,947	766
POSCO Investment Co., Ltd.		674,018	587,339	86,679	—	4,451
POSCO-MKPC SDN BHD.		116,837	69,179	47,658	135,852	3,395
Qingdao Pohang Stainless Steel Co., Ltd.		233,241	124,372	108,869	542,446	5,047
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		219,427	149,199	70,228	352,367	13,688
POSCO BioVentures L.P.		20,553	72	20,481	—	(10,536)
PT. POSNESIA		13,900	21	13,879	—	(14)
POSCO E&C — Hawaii Inc.		1,234	509	725	—	(793)
POS-Qingdao Coil Center Co., Ltd.		60,395	45,576	14,819	149,653	1,089
POS-Ore Pty. Ltd.		104,226	12,717	91,509	118,687	55,491
POSCO-China Holding Corp.		288,754	55,571	233,183	148,503	459
POSCO-Japan Co., Ltd.		793,265	675,363	117,902	1,490,633	9,850
POS-CD Pty. Ltd.		69,439	65,494	3,945	15,214	(1,771)
POS-GC Pty. Ltd.		34,274	8,686	25,588	12,475	664
POSCO-India Private Ltd.		92,865	181	92,684	—	(21,612)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		176,716	132,501	44,215	206,138	8,761
POSCO-JNPC Co., Ltd.		153,189	138,864	14,325	179,031	2,499
POSCO-Foshan Steel Processing
Center Co., Ltd.		129,474	88,799	40,675	518,268	6,229
POSCO E&C (China) Co., Ltd.		80,201	57,311	22,890	117,558	889
POSCO MPC S.A. de C.V.		178,641	160,551	18,090	240,277	(2,161)
Zhangjigang Pohang Port Co., Ltd.		26,905	12,502	14,403	5,200	(789)
Qingdao Pujin Steel Material Co., Ltd		7,092	5,019	2,073	73,408	114
POSCO-Vietnam Co., Ltd.		745,465	619,297	126,168	813,637	(64,111)
POSCO-Mexico Co., Ltd.		425,200	346,865	78,335	302,595	(24,004)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		92,712	70,813	21,899	113,056	8,919
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		49,691	33,788	15,903	53,941	1,929
POS-NP Pty. Ltd.		57,987	13,771	44,216	44,773	5,282
POSCO-Vietnam Processing Center Co., Ltd.		58,283	36,039	22,244	85,698	4,419
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		73,480	62,378	11,102	84,385	694
Suzhou POS-CORE Technology Co., Ltd.		56,718	32,833	23,885	89,248	1,559
POSCO-JYPC Co., Ltd.		55,319	53,396	1,923	74,565	(1,017)
POSCO-Malaysia SDN. BHD.		78,027	98,183	(20,156)	125,209	(6,022)
POS-Minerals Corporation		113,105	—	113,105	—	(1,188)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		50,592	28,674	21,918	124,687	2,872
POSCO E&C India Private Ltd.		2,612	677	1,935	463	(1,508)
POSCO E&C SMART		532	—	532	—	(203)
POSCO-Philippine Manila Processing Center Inc.		25,448	15,888	9,560	37,558	1,462
Dalian POSCON Dongbang Automatic Co., Ltd.		7,181	2,647	4,534	4,013	393
SANPU TRADING CO., LTD.		2,424	691	1,733	89	(156)
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		10,274	5,817	4,457	70,923	29
POSCO Mexico Human Tech.		522	269	253	4,206	166
POSCO Mexico East Steel Distribution Center Co., Ltd		13,872	2,370	11,502	5,547	696

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
POSCO Gulf Logistics LLC.	(Won)	772	1	771	40	(86)
POSCO ICT-China		1,787	1,476	311	3,884	26
DWEMEX S.A.DE C.V.		370	171	199	2,084	45
POS MPC Servicios de C.V.		747	545	202	4,837	115
EUROTALY S.A.		4,628	107	4,521	32	(846)
POSCO South East Asia Pte. Ltd.		1,816	41	1,775	34,196	121
Europe Steel Distribution Center		6,863	1,217	5,646	11,789	513
VECTUS Ltd.		1,255	1,721	(466)	1,886	(2,352)
POSCO VST Co., Ltd.		195,191	131,450	63,741	210,656	(8,333)
POSCO Maharashtra Steel Pvt. Ltd.		159,641	79,556	80,085	—	(895)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		78,906	64,493	14,413	52,221	73
POSCO Turkey Nilufer Processing Center Co., Ltd.		37,285	21,919	15,366	3,032	(2,220)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		42,885	36,710	6,175	39,675	(836)
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		75,444	56,654	18,790	45,933	—
POSCO-Indonesia Jakarta Processing Center		34,309	27,026	7,283	42,882	1,023
POSCO E&C Venezuela C.A		137	—	137	—	—
PT. MRI		15,933	17,380	(1,447)	1,738	(931)
POSCORE-INDIA		6,175	3,264	2,911	2,936	(113)
POSCO America Alabama Processing Center Co., Ltd.		46,133	32,406	13,727	29,350	(1,443)
PT DEC Indonesia		10,439	10,345	94	—	(208)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		23,072	7,904	15,168	—	(885)
POSCO India Steel Distribution Center Private Ltd.		3,887	130	3,757	7	(67)
POSCO China Dalian Plate Processing Center Co., Ltd.		55,631	17,056	38,575	—	(3,631)
POSCO-South Asia Co., Ltd.		14,009	919	13,090	2,954	(479)
POSCO SS-VINA Co., LTD		38,598	(851)	39,449	—	166
POSCO WA Pty. Ltd.		225,645	808	224,837	—	(637)
POSCO E&C — UZ		168	—	168	—	1
POSCO Australia GP Limited		26	—	26	—	3
Daewoo International America Corp.		224,042	187,747	36,295	163,615	(769)
Daewoo International Deutschland GmbH		111,603	101,814	9,789	115,421	428
Daewoo International Japan Corp.		172,547	165,486	7,061	184,725	(638)
Daewoo International Singapore Pte. Ltd.		86,642	82,455	4,187	259,530	109
Daewoo Italia S.r.l.		99,538	95,826	3,712	96,203	139
Daewoo Cement (Shandong) Co., Ltd.		210,277	296,165	(85,888)	—	—
Daewoo (China) Co., Ltd.		43,392	6,425	36,967	1,417	(874)
PT. RISMAR Daewoo Apparel		15,757	17,416	(1,659)	12,843	(2,278)
Daewoo Textile Fergana LLC		82,983	71,895	11,088	38,614	3,486
Daewoo Textile Bukhara LLC		64,283	49,522	14,761	15,156	(887)
Daewoo International Australia Holdings Pty. Ltd.		132,221	4,947	127,274	293	139
Daewoo Paper Manufacturing Co., Ltd.		79,383	67,741	11,642	22,311	(18,788)
Tianjin Daewoo. Paper Co., Ltd		13,789	31,217	(17,428)	8,388	(368)
POSCO Mauritius Ltd.		21,548	—	21,548	—	—
PT. KRAKATAU STEEL POSCO		3,091	1,021	2,070	—	(198)
MYANMAR Daewoo LTD.		6,242	462	5,780	203	(17)
Dawwoo International MEXICO S.A. de C.V.		50,298	46,319	3,979	50,566	(118)
Daewoo International Guangzhou Corp.		10,549	9,094	1,455	4,702	(30)
Daewoo Energy Central Asia		15,686	627	15,059	—	—
Daewoo STC & Apparel Vietnam Ltd.		4,057	1,454	2,603	2,262	(27)
MYANMAR Daewoo International Ltd.		6,190	2,020	4,170	2,233	35
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		11,841	111	11,730	—	—
Daewoo International Corporation (M) SDN BHD		1,138	—	1,138	—	—
Daewoo International SHANGHAI CO., LTD.		6,916	—	6,916	—	—
PGSF, LLC		2,922	1	2,921	—	(619)
Xenesys Inc.		18,333	2,653	15,680	935	(3,624)
Daewoo International INDIA Private Ltd.		2,273	—	2,273	—	—
TECHREN Solar, LLC		230	—	230	—	—
PT. POSCO E&C Indonesia		1,216	29	1,187	—	(235)
POSCO Foundation		244	2	242	—	(12)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(d) Details of associates

Details of associates as of December 31, 2011 and 2010 are as follows:

		Ownership (% )
Investee	Category of Business	December 31, 2011	December 31, 2010	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	25.46	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	30.00	Seoul
POSCO M-TECH Co., Ltd.	Packing materials manufacturing	—	48.85	Pohang
Gail International Korea Ltd.	Real estate	29.90	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	Gwangyang
Chungju enterprise city development Co., Ltd.	Real estate	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
KOREASOLARPARK Co., Ltd.	Solar power plant construction and management	37.50	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	32.13	Seosan
Cheongna IBT Co., Ltd. (*2)	Multiplex development	18.58	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Development Co., Ltd.	Construction	22.10	22.10	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	26.16	Seoul
Daewoo National Car Gwangju Selling Co., Ltd.	Real estate	50.00	50.00	Gwangju
Uitrans Co., Ltd.	Transporting	38.19	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	29.90	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	25.82	25.00	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
POSPLATE Co., Ltd.	Services	48.95	48.95	Gwangyang
Pure Gimpo Co., Ltd.	Construction	28.79	29.13	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	36.69	43.11	Ulsan
Kyobo Life Insurance Co., Ltd.	Life insurance	24.00	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	35.82	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	31.71	Pohang
Chuncheon Clean Water Load CO., Ltd	Sewerage treatment	—	26.55	Chuncheon
DAERYUN POWER CO., LTD	Gas production and sales	—	20.85	Yangju
Gyeonggi CES Co., Ltd.	Facility construction	21.84	21.84	Yangju
Sunjin Gonghak Baeumteo Co., Ltd.	Domitories management	—	22.38	Gwangju
Inje Autopia Co., Ltd.	Management	—	27.53	Inje
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	29.30	29.30	Paju
SENTECH KOREA Corp.	Manufacturing	20.25	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	28.57	Seoul
Hyundai Investment Network Private Equity Fund (*1)	Mine investment	50.00	—	Seoul
Pohang Techno Valley PFV Corporation (*1)	Real estate development	28.65	—	Pohang
BLUE OCEAN Private Equity Fund (*1)	Private equity financial	27.52	—	Seoul
SUNAM Co., Ltd. (*1)	Power supply manufacturing	23.91	—	Seoul
Kones Corporation (*1)	Technical service	41.67	—	Gyeongju

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (% )
Investee	Category of Business	December 31, 2011	December 31, 2010	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	50.00	Vietnam
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	35.00	China
POSK (PingHu) Processing Center Co., Ltd	Steel processing and sale	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	35.00	USA
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	34.00	China
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Steel processing and sale	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	30.00	China
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sale	25.00	25.00	China
POS-GSFC LLC	Steel processing and sale	48.98	48.98	UAE
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Daewoo Engineering (THAILAND) Co., Ltd.	Development and contract	48.90	48.90	Thailand
Sebang Steel	Scrap sale	49.00	49.00	Japan
NCR LLC	Coal sale	20.00	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	49.00	Australia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	31.00	China
Shanghai Lansheng Daewoo Corporation	Trading	49.00	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	49.00	China
Hanjung Power Pty., Ltd	Electric power manufacturing and sale	49.00	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	33.00	Myanmar
KOREA LNG Ltd.	Gas production and sales	20.00	20.00	England
DMSA, AMSA (*2)	Energy & Resource development	4.00	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & Resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

		Ownership (% )
Investee	Category of Business	December 31, 2011	December 31, 2010	Region
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	50.00	50.00	Netherland
POSCO-NPS Niobium LLC (*1)	Mine development	50.00	—	USA
POSCO-POGEN AMP (*1)	Steel manufacturing	26.00	—	India
Klappan Coal Joint Venture	Coal sale	20.00	—	Canada
AES-VCM Mong Duong Power Company Ltd.	Coal sale	30.00	—	Vietnam
CSP(Compania Siderurgica do Pecem)	Steel manufacturing and sale	20.00	—	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	—	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	—	Thailand
Korea-Siberia Wood	Forest resources Development	50.00	—	Russia
PT. Tanggamus Electric Power (*1)	Construction and engineering service	20.00	—	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	—	Indonesia

(*1)	These securities are newly established or acquired in 2011.

(*2)	These securities are accounted for under the equity method of accounting even though the controlling company’s percentage of ownership is below 20%, because it is able to exercise significant influence on the investees.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(e) Consolidated subsidiaries acquired during the year ended December 31, 2011 are as follows:

Company	Date of Acquisition	Ownership (%)	Reason
	(in millions of Won)
PSC energy global Co., Ltd.	2011. 2.	100.00	new investment
Suncheon Ecotrans Co., Ltd.	2011. 2.	100.00	new investment
POSCO M-TECH Co., Ltd.	2011. 5.	48.85	delegation of voting rights
9Digit Co., Ltd.	2011. 5.	86.49	delegation of voting rights
Shinan Energy Co., Ltd.	2011. 4.	100.00	new investment
Reco Metal Co., Ltd.	2011. 6.	88.60	acquisition
NewAltec Co., Ltd.	2011. 7.	60.10	acquisition
PONUTech Co., Ltd.	2011. 8.	100.00	new investment
EPC EQUITIES LLP	2011. 2.	70.00	acquisition
SANTOS CMI Construction Trading LLP	2011. 2.	99.90	acquisition
SANTOS CMI INC. USA	2011. 2.	100.00	acquisition
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	2011. 2.	99.98	acquisition
SANTOS CMI PERU S.A.	2011. 2.	99.99	acquisition
SANTOS CMI COSTA RICA S.A.	2011. 2.	100.00	acquisition
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	2011. 2.	100.00	acquisition
GENTECH International INC.	2011. 2.	90.00	acquisition
EPC INVESTMENTS C.V.	2011. 2.	99.99	acquisition
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	2011. 2.	99.90	acquisition
ASESORiA Y SERVICIOS EPC S.A CHILE	2011. 2.	99.00	acquisition
SANTOS CMI S.A.	2011. 2.	70.00	acquisition
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	2011. 2.	99.00	acquisition
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	2011. 2.	99.00	acquisition
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	2011. 2.	90.00	acquisition
VAUTIDAMERICAS S.A.	2011. 2.	51.00	acquisition
SANTOS CMI Constructions Argentina S.A.	2011. 2.	95.00	acquisition
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	2011. 3.	100.00	new investment
POSCO ASSAN TST STEEL Industry	2011. 3.	70.00	new investment
POSCO E&C Brazil Ltd.	2011. 5.	100.00	new investment
POSCO Electrical Steel Inida Private Limited	2011. 6.	100.00	new investment
Daewoo International Cameroon PLC	2011. 6.	100.00	new investment
POSCO Klappan Coal Ltd.	2011. 7.	100.00	new investment
DAESAN (Cambodia) Co., Ltd.	2011. 7.	100.00	acquisition
Brazil Sao Paulo Steel Processing Center Co., Ltd	2011. 7.	76.00	new investment
POSCO (Dalian) IT Center Development Co., Ltd.	2011. 7.	100.00	new investment
PT.POSCO Resources Indonesia	2011. 7.	99.80	new investment
PT. POSCO ICT Indonesia	2011. 8.	95.00	new investment
PT. POSCO M-Tech Indonesia	2011. 8.	100.00	new investment
PT. KRAKATAU POSCOPOWER	2011. 8.	90.00	new investment
POSCO RUS LLC.	2011. 9.	100.00	new investment
POSCO Thainox Co., Ltd.	2011. 9.	94.93	acquisition
Daewoo International Shanghai Waigaoqiao Co., Ltd.	2011. 9.	100.00	new investment
PT. Bio Inti Agrindo	2011. 9.	85.00	acquisition
POSCO E&C Australia Pty Ltd.	2011. 9.	100.00	new investment
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	2011. 9.	60.00	new investment
Hunchun POSCO Logistics Co., Ltd.	2011. 10.	80.00	new investment
BLUE O&M Co., Ltd	2011. 12.	100.00	new investment
USA SRDC Corporation	2011. 12.	100.00	new investment
Daewoo International Vietnam Co., Ltd.	2011. 12.	100.00	new investment

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(f) Cash outflows caused by the acquisitions

	Amounts
	(in millions of Won)
Consideration transferred	(Won)	551,732
Less: cash and cash equivalents acquired		(114,268)

Total	(Won)	437,464

2.	Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board. These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS No. 1 “First-time adoption of International Financial Reporting Standards” (“IFRS No. 1”) has been applied.

The Company’s date of transition to IFRSs in accordance with IFRS 1 is January 1, 2010. Prior to the adoption of IFRSs, the Company prepared consolidated financial statements in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition to IFRSs has affected the Company’s reported financial position, financial performance and cash flows is provided in note 38.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	The liability for a cash-settled stock appreciation rights is measured at fair value

(e)	Defined benefit obligations are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 11 — Investment property

•	Note 12 — Property, plant and equipment, net

•	Note 13 — Impairment losses of goodwill

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 17 — Provisions

•	Note 18 — Employee Benefits

•	Note 25 — Construction Contracts

•	Note 34 — Commitments and Contingencies

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purpose of the transition to IFRSs, unless otherwise indicated.

Consolidation policy

(a)	Subsidiaries

A subsidiary is an entity that is controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Company uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Associates

An associate is an entity in which the Company has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to the Company’s consolidated financial statements in applying the equity method.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has to make payments on behalf of the investee for further losses.

(d)	Joint Ventures

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions. The Company recognizes its interest in a jointly controlled entity using proportionate consolidation by including separate line items for its share of the assets, liabilities, income and expenses of the jointly controlled entity in the consolidated financial statements.

Business combination

(a)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS No. 12 “Income Taxes”

•	Employee benefit arrangements are recognized and measured in accordance with IAS No. 19 “Employee Benefits”

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS No. 2 “Share-based Payment”

•	Assets held for sale are measured at fair value less costs to sell in accordance with IFRS No. 5 “Non-current Assets Held for Sale”

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with IAS No. 32 “Financial Instruments: Presentation” and IAS No. 39 “Financial Instruments: Recognition and Measurement”.

(b)	Goodwill

The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to IFRS, the Company elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, investment in highly liquid securities that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables for which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity securities or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Securities in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	De-recognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. In addition, in the preparation of the opening IFRS consolidated statement of financial position on the date of transition to IFRS, the Company measures certain machinery and equipment at fair value at the date of transition, which is deemed cost, in accordance with IFRS No. 1.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.

(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Other than land, the cost of an asset less its residual value are depreciated. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.

The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development expenses	3-10 years
Port facilities usage rights	2-75 years
Other intangible assets	2-25 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(a)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(b)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Exploration for and evaluation of mineral resources

The Company is engaged in exploration projects for mineral resources through equity ownership in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified an economically feasible mine.

(b)	Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) at inception of the extraction.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an equity instrument classified as available-for-sale, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairments for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS No. 36 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Convertible bonds

The convertible bonds issued by the Company can be converted into equity securities at the option of the bond holders. The number of shares to be issued is adjusted according to the fair value of the common shares. The convertible bonds, which are compound financial instruments of bonds and conversion rights, are designated and measured at fair value through profit or loss.

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received. Government grants whose

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which it becomes receivable.

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

Stock appreciation rights

The Company granted share options to executives as part of the reward for their services and is accounting for the options as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes the employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for product warranties is recognized when the underlying products are sold. Management determines the Company’s provision for product warranties based on historical warranty data and a weighting of possible outcomes against their associated probabilities. Regarding the

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

provision for construction warranties, the warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, a provision for warranties is estimated based on historical warranty data and recorded as cost of construction and provision for warranties during the construction period.

Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Services rendered

Service sales are recognized when services are rendered.

(c)	Construction contracts

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

The Company recognizes a deferred tax liability for all taxable temporary differences associated with securities in subsidiaries and associates except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from securities in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2011, and the Company has not early adopted them.

(a)	Amendments to IFRS No. 7 “Financial Instruments: Disclosures”

The amendments require disclosing the nature of the transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of risks. The amendments will be applied prospectively for the Company’s annual periods beginning on or after July 1, 2011.

(b)	Amendments to IAS No. 19 “Employee Benefits”

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013. Management is currently analyzing the effects of adopting this standard.

(c)	Amendments to IAS No. 32 “Financial Instruments: Presentation” and “Financial Instruments: Disclosures”

On December 16, 2011 the IASB published amendments to IAS No. 32 “Financial Instruments: Presentation” to clarify the application of the offsetting of financial assets and financial liabilities requirement. The IASB also published amendments to IFRS No. 7 “Financial Instruments: Disclosures” including new disclosures requirements regarding the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, and January 1, 2013, respectively. Management believes that there will be no significant impact on the Company’s financial upon applying of this new standard.

(d)	IFRS No. 9, “Financial instruments”

IFRS No. 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS No. 9 was issued in November 2009 and October 2010. It replaces the parts of IAS No. 39 that relate to the classification and measurement of financial instruments. IFRS No. 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS No. 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Management is currently analyzing the effects and intends to adopt IFRS No. 9 no later than the accounting period beginning on or after January 1, 2013.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(e)	IFRS No. 10, “Consolidated financial statements”

IFRS No. 10, “Consolidated financial statements” builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. Management is currently analyzing the effects and intends to adopt IFRS No. 10 no later than the accounting period beginning on or after January 1, 2013.

(f)	IFRS No. 12, “Disclosures of interests in other entities”

IFRS No. 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company intends to adopt the disclosures required by IFRS No. 12 no later than the accounting period beginning on or after January 1, 2013.

(g)	IFRS No. 13 “Fair Value Measurement”

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013.

4.	Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	operational risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market prices management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment generally has a lack of foreign currency cash outflows, while the engineering and construction segments generally have excessive foreign currency inflows due to the nature of their respective business. Therefore, the result of the business is affected by the changes of foreign exchange rates. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which has a lack of foreign currency cash flows, has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

The equity attributable to owners as of December 31, 2011, 2010 and January 1, 2010 is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
	(in millions of Won)
Total borrowings	26,811,717	21,140,241	12,199,485
Less: Cash and cash equivalents	4,598,682	3,521,045	2,273,059
Net borrowings	22,213,035	17,619,196	9,926,426
Total equity	40,729,920	38,537,167	33,333,681
Net borrowings-to-equity ratio	54.54%	45.72%	29.78%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Cash	(Won)	23,954	4,931	339,240
Demand deposit and checking accounts		1,855,929	1,426,715	735,759
Time deposits		2,664,335	1,816,853	1,166,610
Other financial cash equivalents		54,464	272,546	31,450

	(Won)	4,598,682	3,521,045	2,273,059

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Current
Unbilled trade accounts and notes receivable	(Won)	10,265,421	8,415,973	4,740,600
Capital lease receivables		117,230	57,374	59,686
Due from customers for contract work		1,361,416	974,631	699,293
Less: Allowance for doubtful accounts		(293,552)	(228,967)	(199,346)

		11,450,515	9,219,011	5,300,233

Non-current
Unbilled trade accounts and notes receivable		45,061	28,792	24,391
Unbilled capital lease receivables		147,634	258,664	504,633
Less: Allowance for doubtful accounts		(9,634)	(13,834)	(6,249)

		183,061	273,622	522,775

	(Won)	11,633,576	9,492,633	5,823,008

The trade accounts and notes receivable sold to financial institution, for which the derecognition conditions were not met, amounted to (Won)132,908 million, (Won)358,676 million and (Won)30,600 million as of December 31, 2011, 2010 and January 1, 2010, respectively and are included in bank borrowings (note 15).

(b) Capital lease receivables are as follows:

Customer	Contents	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Korea Electric Power	Combined thermal power cycle 1~4	(Won)	199,141	253,055	307,191
Tenant of EXPO	Lease contract		65,723	62,983	257,128

		(Won)	264,864	316,038	564,319

(c) The gross amount and present value of minimum lease payments as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Less than 1 year	(Won)	141,670	82,927	89,244
1 year – 5 years		169,265	283,566	532,044
Greater than 5 year		24,519	51,534	83,812
Unrealized interest income		(70,590)	(101,989)	(140,781)

Present value of minimum lease payment	(Won)	264,864	316,038	564,319

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

7.	Other Financial Assets

(a) Other short-term financial assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	50,861	182,208	795,811
Derivatives assets held for trading		92,055	133,731	26,641
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		31,651	42,831	35,643
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		876	3,657	20,717
Loans and other receivables
Short-term financial instruments (*1,2)		1,739,186	2,803,492	5,491,352
Special purpose deposits (*3)		18,558	42,967	49,809
Short-term loans		367,330	278,029	198,878
Other accounts receivable		1,067,163	744,785	462,529
Accrued income		59,028	47,828	58,119
Deposits		73,343	21,230	21,343
Other receivables		221,125	145,780	106,852
Allowance for bad debt accounts		(64,906)	(63,236)	(56,671)

	(Won)	3,656,270	4,383,302	7,211,023

(*1)	As of December 31, 2011 and 2010, short-term financial instruments of (Won)1,670 million and (Won)830 million are secured related to long-term borrowings of forestry association, respectively.

(*2)	Short-term financial instruments of DaeMyung TMS of (Won)400 million are provided as collateral to Kookmin bank related to a derivative instrument deposit.

(*3)	As of December 31, 2011 and 2010, (Won)17,175 million and (Won)14,101 million, respectively, are restricted for the use in a government project.

(b) Other long-term financial assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Financial assets at fair value through profit or loss
Derivatives assets held for trading	(Won)	16,696	6,300	60,422
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments) (*1, 2)		4,509,197	6,022,945	4,786,401
Long-term available-for-sale securities (bonds)		25,847	7,827	120,812
Long-term available-for-sale securities (others)		41,902	53,323	91,381
Held-to-maturity investments
Held-to-maturity securities (bonds)		34,698	36,156	91,844
Loan and other receivables
Long-term financial instruments		37,074	4,154	140
Cash deposits (*3)		658	89	340
Long-term loans		298,106	174,982	123,907
Long-term other accounts receivable		86,922	68,652	6,121
Accrued income		956	3,523	2,245
Deposits		112,245	90,113	49,125
Allowance for bad debt accounts		(38,629)	(51,026)	(24,078)

	(Won)	5,125,672	6,417,038	5,308,660

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(*1)	As of December 31, 2011, 2,186,546 shares equivalent to 19,678,919 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.

(*2)	The Company recorded impairment loss for securities of SK Telecom Co., Ltd. amounting to (Won)503,058 million prior to January 1, 2010. During the year ended December 31, 2011, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of (Won)107,377 million was recognized in profit or loss in 2011.

(*3)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted. As of December 31, 2011 and 2010, (Won)40 million are restricted, respectively.

8.	Inventories

Inventories as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Finished goods	(Won)	1,556,573	1,093,446	616,803
Merchandise		1,185,496	854,624	171,586
Semi-finished goods		2,163,124	1,695,522	1,034,206
Raw materials		2,563,837	2,516,167	1,118,235
Fuel and materials		758,333	670,218	556,545
Construction inventories		1,245,546	478,973	402,361
Materials-in-transit		2,857,434	2,252,136	1,018,461
Others		168,895	86,015	45,263

		12,499,238	9,647,101	4,963,460

Less: allowance for inventories valuation		(215,594)	(87,895)	(45,047)

	(Won)	12,283,644	9,559,206	4,918,413

The amounts of valuation losses of inventories recognized as cost of goods sold during the years ended December 31, 2011 and 2010 are (Won)140,391 million and (Won)38,762 million, respectively.

9.	Non-Current Assets Held for Sale

Details of non-current assets held for sale and related liabilities as of December 31, 2011 are as follows:

	The Controlling Company (*1)		Subsidiaries (*2)	Total
	(in millions of Won)
Assets
Trade accounts and notes receivable and other financial assets	(Won)	—	63,154	63,154
Inventories		—	23,186	23,186
Property, plant and equipment		16,887	172,538	189,425
Intangible assets		—	7,389	7,389
Other assets		—	45,883	45,883

		16,887	312,150	329,037

Liabilities
Trade accounts and note payables and other financial liabilities		—	28,509	28,509
Borrowings		—	144,920	144,920
Other liabilities		—	53,178	53,178

		—	226,607	226,607

Net assets	(Won)	16,887	85,543	102,430

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(*1)	The controlling company plans to dispose of equipments of existing steel manufacturing plants due to the completion and expected use of new plant. Book value of property, plant and equipment which are expected to be sold by the first half of 2012, net of impairment recorded, in the amount of (Won)16,887 million, are reclassified as non-current assets held for sale.

(*2)	Daewoo International Corporation, one of the controlling company’s subsidiaries, determined to dispose of Daewoo Cement (Shandong) Co., Ltd. in order to close down its non-core business and collect long-term receivables and securities, with the board of director’s resolution on July 28, 2011. Daewoo International Corporation entered into a sales contract with China United Cement Group Co., Ltd. on August 9, 2011 and requested approval from the Ministry of Commerce of the People’s Republic of China is in progress as of December 31, 2011.

10.	Investments in Associates and Joint Ventures

(a) Details of investments in associates as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011						December 31, 2010		January 1, 2010
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value		Book value
	(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd.	4,920,000	24.00	(Won)	1,266,900	(Won)	1,377,114	(Won)	1,314,808	(Won)	—
Sungjin Geotec Co., Ltd.	17,193,510	36.69		239,877		194,942		227,245		—
SNNC Co., Ltd.	18,130,000	49.00		90,650		154,131		145,466		94,520
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00		45,800		34,227		42,151		42,715
Cheongna IBT Co., Ltd.	4,528,384	18.58		45,651		35,564		39,607		2,067
Blue ocean PEF	333	27.52		33,300		35,971		—		—
METAPOLIS Co., Ltd.	4,229,280	40.05		15,410		15,674		32,666		38,490
POSMATE Co., Ltd.	214,286	30.00		7,233		22,409		20,989		13,059
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	25.10		10,040		21,026		21,317		13,527
Others	—	—		—		94,507		156,712		91,442

						1,985,565		2,000,961		295,820

[Foreign]
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		374,868		—		—
AMCI (WA) Pty Ltd.	—	49.00		213,446		168,212		213,446		—
Nickel Mining Company SAS	3,234,698	49.00		157,585		168,292		180,671		190,149
KOBRASCO	2,010,719,185	50.00		32,950		128,884		141,939		98,943
KOREA LNG Ltd.	2,400	20.00		137,993		127,901		133,793		—
Eureka Moly LLC	—	20.00		121,209		109,772		109,177		113,105
DMSA, AMSA	—	4.00		100,770		119,556		100,536		—
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00		61,961		95,577		89,313		63,667
CAML Resources Pty. Ltd.	3,239	33.34		40,388		55,465		67,401		41,496
South-East Asia Gas Pipeline Company Ltd.	118,099,219	25.04		131,531		136,175		56,636		—
POSCHROME	43,350	50.00		19,859		24,674		29,201		11,441
USS-POSCO Industries	254,649	50.00		277,715		16,880		40,000		45,961
NCR LLC	—	20.00		23,744		24,107		23,931		—
Others	—	—		—		295,731		119,420		89,867

						1,846,094		1,305,464		654,629

					(Won)	3,831,659	(Won)	3,306,425	(Won)	950,449

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) The fair value of investments in associates for which there are published price quotations as of December 31, 2011 are as follows:

Company	Fair value
	(in millions of Won)
Sungin Geotec Co., Ltd.	(Won)	184,830

(c) The movements of investments in associates for the years ended December 31, 2011 and 2010 are as follows:

1) December 31, 2011

Company	Dec. 31, 2010 Book Value		Equity method Profits (Losses)		Other Increase (Decrease) (*1)		Dec. 31, 2011 Book Value
	(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	1,314,808	(Won)	82,450	(Won)	(20,144)	(Won)	1,377,114
Sungjin Geotec Co., Ltd.		227,245		(33,650)		1,347		194,942
SNNC Co., Ltd.		145,466		49,605		(40,940)		154,131
Busan-Gimhae Light Rail Transit Co., Ltd.		42,151		(7,924)		—		34,227
Cheongna IBT Co., Ltd.		39,607		(4,043)		—		35,564
Blue ocean PEF		—		1,478		34,493		35,971
METAPOLIS Co., Ltd.		32,666		(16,992)		—		15,674
POSMATE Co., Ltd.		20,989		3,141		(1,721)		22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		21,317		(146)		(145)		21,026
Others		156,712		(4,290)		(57,915)		94,507

		2,000,961		69,629		(85,025)		1,985,565

[Foreign]
POSCO-NPS Niobium LLC		—		5,658		369,210		374,868
AMCI (WA) Pty Ltd.		213,446		(32,879)		(12,355)		168,212
Nickel Mining Company SAS		180,671		(7,073)		(5,306)		168,292
KOBRASCO		141,939		36,911		(49,966)		128,884
KOREA LNG Ltd.		133,793		8,026		(13,918)		127,901
Eureka Moly LLC		109,177		(754)		1,349		109,772
DMSA, AMSA		100,536		38		18,982		119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		89,313		1,797		4,467		95,577
CAML Resources Pty. Ltd.		67,401		15,517		(27,453)		55,465
South-East Asia Gas Pipeline Company Ltd.		56,636		(25)		79,564		136,175
POSCHROME		29,201		1,422		(5,949)		24,674
USS-POSCO Industries		40,000		(31,585)		8,465		16,880
NCR LLC		23,931		(85)		261		24,107
Others		119,420		(16,028)		192,339		295,731

		1,305,464		(19,060)		559,690		1,846,094

	(Won)	3,306,425	(Won)	50,569	(Won)	474,665	(Won)	3,831,659

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) December 31, 2010

Company	Jan. 1, 2010 Book Value		Equity method Profits (Losses)		Other Increase (Decrease)		Dec. 31, 2010 Book Value
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	—	(Won)	54,168	(Won)	1,260,640	(Won)	1,314,808
Sungjin Geotec Co., Ltd.		—		(9,108)		236,353		227,245
SNNC Co., Ltd.		94,520		63,680		(12,734)		145,466
Busan-Gimhae Light Rail Transit Co., Ltd.		42,715		(563)		(1)		42,151
Cheongna IBT Co., Ltd.		2,067		(4,201)		41,741		39,607
METAPOLIS Co., Ltd.		38,490		(5,824)		—		32,666
POSMATE Co., Ltd.		13,059		(558)		8,488		20,989
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		13,527		7,135		655		21,317
Others		91,442		3,349		61,921		156,712

		295,820		108,078		1,597,063		2,000,961

[Foreign]
AMCI (WA) Pty Ltd.		—		—		213,446		213,446
Nickel Mining Company SAS		190,149		9,581		(19,059)		180,671
KOBRASCO		98,943		51,210		(8,214)		141,939
KOREA LNG Ltd.		—		2,934		130,859		133,793
Eureka Moly LLC		113,105		(1,165)		(2,763)		109,177
DMSA, AMSA		—		(39)		100,575		100,536
BX STEEL POSCO Cold RolledSheet Co., Ltd.		63,667		24,411		1,235		89,313
CAML Resources Pty. Ltd.		41,496		15,660		10,245		67,401
South-East Asia Gas Pipeline Company Ltd.		—		—		56,636		56,636
POSCHROME		11,441		783		16,977		29,201
USS-POSCO Industries		45,961		(9,165)		3,204		40,000
NCR LLC		—		(40)		23,971		23,931
Others		89,867		(19,591)		49,144		119,420

		654,629		74,579		576,256		1,305,464

	(Won)	950,449	(Won)	182,657	(Won)	2,173,319	(Won)	3,306,425

(*1)	Other increase or decrease represents the changes in investment in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(d) Summarized financial information of associates as of December 31, 2011, 2010 and January 1, 2010 are as follows:

1) December 31, 2011

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	60,828,181	55,786,580	5,041,601	11,610,607	487,785
Sungjin Geotec Co., Ltd.		717,665	611,548	106,117	663,879	(58,894)
SNNC Co., Ltd.		610,059	269,318	340,741	473,173	81,246
Busan-Gimhae Light Rail Transit Co., Ltd.		817,402	680,492	136,910	3,690	(31,696)
Cheongna IBT Co., Ltd.		433,306	263,377	169,929	305	(20,527)
Blue ocean PEF		385,060	254,353	130,707	79,583	5,371
METAPOLIS Co., Ltd.		579,241	534,775	44,466	21,333	(36,861)
POSMATE Co., Ltd.		90,403	15,317	75,086	116,021	8,592
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		302,887	256,485	46,402	67,459	2,099
[Foreign]
POSCO-NPS Niobium LLC		749,737	—	749,737	11,433	11,317
Nickel Mining Company SAS		496,518	94,900	401,618	142,456	(12,983)
KOBRASCO		314,458	56,691	257,767	130,725	73,978
KOREA LNG Ltd.		24,169	10,492	13,677	95,385	92,600
DMSA, AMSA		5,807,261	3,979,755	1,827,506	939	939
BX STEEL POSCO Cold RolledSheet Co., Ltd.		1,099,540	745,318	354,222	1,421,784	7,188
CAML Resources Pty. Ltd.		217,677	105,456	112,221	278,778	46,567
South-East Asia Gas Pipeline Company Ltd.		596,972	53,140	543,832	—	(99)
POSCHROME		61,740	4,129	57,611	96,785	1,028
USS-POSCO Industries		470,963	434,722	36,241	1,062,110	(61,478)

2) December 31, 2010

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	57,563,928	52,926,182	4,637,746	3,443,403	232,968
Sungjin Geotec Co., Ltd.		600,667	460,621	140,046	401,551	(9,939)
SNNC Co., Ltd.		648,884	305,839	343,045	533,291	149,377
Busan-Gimhae Light Rail Transit Co., Ltd.		677,502	508,896	168,606	105	(2,252)
Cheongna IBT Co., Ltd.		457,438	266,020	191,418	666	(23,413)
METAPOLIS Co., Ltd.		600,290	518,914	81,376	176,511	(14,542)
POSMATE Co., Ltd.		94,030	23,770	70,260	130,418	27,707
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		254,216	212,279	41,937	80,772	20,586
[Foreign]
Nickel Mining Company SAS		528,637	95,166	433,471	186,149	27,233
KOBRASCO		348,954	65,076	283,878	136,860	87,957
KOREA LNG Ltd.		13,850	87	13,763	17,691	16,925
DMSA, AMSA		5,301,319	3,930,064	1,371,255	—	(987)
BX STEEL POSCO Cold RolledSheet Co., Ltd.		1,003,494	675,931	327,563	1,421,734	97,645
CAML Resources Pty. Ltd.		210,319	65,298	145,021	265,256	46,969
South-East Asia Gas Pipeline Company Ltd.		227,499	17,966	209,533	—	—
POSCHROME		76,611	7,693	68,918	71,316	6,305
USS-POSCO Industries		459,290	369,082	90,208	1,020,538	(15,710)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3) January 1, 2010

Company	Assets		Liabilities	Equity
	(in millions of Won)
[Domestic]
SNNC Co., Ltd.	(Won)	505,417	285,761	219,656
Busan-Gimhae Light Rail Transit Co., Ltd.		485,887	315,029	170,858
Cheongna IBT Co., Ltd.		328,046	294,946	33,100
METAPOLIS Co., Ltd.		460,073	364,156	95,917
POSMATE Co., Ltd.		59,804	17,372	42,432
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		144,992	123,640	21,352
[Foreign]
Nickel Mining Company SAS		551,969	102,228	449,741
KOBRASCO		273,311	75,424	197,887
BX STEEL POSCO Cold RolledSheet Co., Ltd.		1,018,978	791,925	227,053
CAML Resources Pty. Ltd.		137,046	52,313	84,733
POSCHROME		64,564	9,494	55,070
USS-POSCO Industries		443,184	338,318	104,866

(e) Details of significant joint ventures as of December 31, 2011 are as follows:

Joint venture	Business	Region	Ownership (%)
Mt.Thorley J/V	Mining	Australia	20.00%
POSMAC J/V	Mining	Australia	20.00%
CD J/V	Mining	Australia	5.00%
RUM J/V	Mining	Australia	10.00%

11.	Investment Property, Net

(a) Investment property as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Cost	(Won)	766,905	701,005	629,357
Less: Accumulated depreciation and accumulated impairment loss		(239,372)	(207,640)	(71,150)

Carrying value	(Won)	527,533	493,365	558,207

As of December 31, 2011, the fair value of investment property is (Won)837,511 million, among which the Company evaluated investment property of 7 subsidiaries including International Business Center Corporation as its book value amounted to (Won)82,396 million since it is believed that fair value is approximately same as book value.

(b) Changes in the carrying value of investment property for the years ended December 31, 2011 and 2010 are as follows:

1) For the year ended December 31, 2011

	Beginning		Acquisition	Business combination	Disposal	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	(Won)	211,464	41,243	94	(57,905)	(14,010)	38,591	219,477
Buildings		278,361	109,757	—	(56,953)	(22,783)	(6,649)	301,733
Structures		3,540	6,072	—	—	(640)	(2,649)	6,323

Total	(Won)	493,365	157,072	94	(114,858)	(37,433)	29,293	527,533

(*1)	Impairment losses of investment property amounted to (Won)23,048 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) For the year ended December 31, 2010

	Beginning		Acquisition	Business combination	Disposal	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	(Won)	238,682	87,114	7,923	(65,759)	(60,463)	3,967	211,464
Buildings		317,495	47,088	20,548	(47,124)	(84,656)	25,010	278,361
Structures		2,030	—	1,945	—	(809)	374	3,540

Total	(Won)	558,207	134,202	30,416	(112,883)	(145,928)	29,351	493,365

(*1)	Impairment losses of investment property amounted to (Won)127,515 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	2011		2010	January 1, 2010
	(in millions of Won)
Cost	(Won)	51,653,789	46,992,804	41,210,602
Less : Accumulated depreciation		(23,134,937)	(21,523,736)	(18,866,625)
Less : Government grants		(65,668)	(31,328)	(1,230)

Book value	(Won)	28,453,184	25,437,740	22,342,747

(b) The changes in carrying value of property, plant and equipment as for the years ended December 31, 2011 and 2010 are as follows:

1) For the year ended December 31, 2011

	Beginning		Acquisition (*1)	Business combination	Disposal	Depreciation (*2)	Others (*3)	Ending
	(in millions of Won)
Land	(Won)	2,011,851	450,151	92,806	(55,751)	—	50,121	2,549,178
Buildings		3,551,163	701,166	38,382	(38,755)	(278,097)	45,970	4,019,829
Structures		2,070,189	289,524	8,961	(10,775)	(163,072)	65,610	2,260,437
Machinery and equipment		13,777,382	2,892,960	204,871	(45,950)	(1,605,342)	955,463	16,179,384
Vehicles		64,173	21,041	1,981	(1,795)	(17,894)	(763)	66,743
Tools		75,437	38,477	2,259	(1,477)	(37,743)	3,924	80,877
Furniture and fixtures		124,677	66,297	1,995	(1,657)	(28,249)	6,626	169,689
Capital Lease Assets		43,106	8,029	20	(145)	(14,081)	1,613	38,542
Construction-in- progress		3,719,762	4,593,524	10,536	—	—	(5,235,317)	3,088,505

Total	(Won)	25,437,740	9,061,169	361,811	(156,305)	(2,144,478)	(4,106,753)	28,453,184

(*1)	Acquisition includes assets transferred from construction-in-progress.

(*2)	Impairment losses of property, plant and equipment amounted to (Won)25,852 million are included.

(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) For the year ended December 31, 2010

	Beginning		Acquisition (*1)	Business combination	Disposal	Depreciation	Others (*2)	Ending
	(in millions of Won)
Land	(Won)	1,767,579	169,090	94,126	(26,396)	—	7,452	2,011,851
Buildings		2,754,487	442,607	278,812	(68,791)	(217,835)	361,883	3,551,163
Structures		1,579,212	592,421	12,059	(9,410)	(131,556)	27,463	2,070,189
Machinery and equipment		11,735,492	4,170,812	247,224	(54,912)	(2,480,608)	159,374	13,777,382
Vehicles		52,113	39,444	11,221	(3,524)	(27,359)	(7,722)	64,173
Tools		67,107	43,480	1,520	(26,324)	(20,479)	10,133	75,437
Furniture and fixtures		84,232	67,128	2,559	(7,063)	(52,601)	30,422	124,677
Capital Lease Assets		23,060	20,948	88	(556)	(11,699)	11,265	43,106
Construction-in- progress		4,279,465	5,493,240	72,485	(24,796)	—	(6,100,632)	3,719,762

Total	(Won)	22,342,747	11,039,170	720,094	(221,772)	(2,942,137)	(5,500,362)	25,437,740

(*1)	Acquisition includes assets transferred from construction-in-progress.

(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
	(in millions of Won)
Average expenditure costs	1,433,877	350,000
Capitalized borrowing costs	78,777	12,897
Capitalized interest rate	5.49%	3.68%

(d) Pledged as collateral assets

	Collateral right holder	December 31, 2011		December 31, 2010	January 1, 2010
		(in millions of Won)
Land (*1)	Korean Development Bank and others	(Won)	381,096	235,486	220,732
Buildings and structures (*1)	Korean Development Bank and others		139,169	165,251	105,465
Machinery and equipment	The Export-Import Bank of Korea and others		218,816	231,521	387,828

		(Won)	739,081	632,258	714,025

(*1)	Investment property are included.

(e) Based on an asset life study performed in 2011, the Company changed the estimated useful life of certain machinery and equipments in its steel business from 8 years to 15 years. During the year ended December 31, 2011, the depreciation costs decreased by (Won)1,227,169 million as a result of this change in the estimated useful life.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Goodwill and Other Intangible Assets

(a) Goodwill and other intangible assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Cost	(Won)	5,457,923	4,697,429	928,520
Less : Accumulated amortization and accumulated impairment loss		(210,923)	(77,634)	(173,895)
Less : Government grants		(2,072)	(626)	(394)

Book value	(Won)	5,244,928	4,619,169	754,231

(b) The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2011 and 2010 are as follows:

1) For the year ended December 31, 2011

			Increase			Decrease
	Beginning		Acquisition	Development	Business combination	Disposal	Amortization	Impairment	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	(Won)	1,447,743	—	—	224,032	—	—	(14,958)	—	1,656,817
Intellectual property rights		119,100	171,402	—	—	(7,544)	(16,258)	—	8,207	274,907
Premium in rental (*2)		159,761	15,355	—	9	(3,457)	(8,391)	—	(24,133)	139,144
Development expense		49,275	13,978	252	688	(44)	(20,092)	—	1,526	45,583
Port facilities usage rights		108,161	—	—	—	—	(13,130)	—	(285)	94,746
Exploration and evaluation assets		594,464	10,151	—	—	(38,563)	—	—	(92,860)	473,192
Mining development assets		1,058,354	357,681	—	—	(96)	—	—	(1,624)	1,414,315
Client relationships		778,080	—	—	75,836	—	(46,848)	—	—	807,068
Other intangible assets		304,231	95,557	—	8,160	(5,684)	(28,569)	—	(34,539)	339,156

	(Won)	4,619,169	664,124	252	308,725	(55,388)	(133,288)	(14,958)	(143,708)	5,244,928

(*1)	Acquisition amounts include goodwill amounting to (Won)119,260 million related to the acquisition of POSCO Thainox Co., Ltd. in 2011 (note 37).

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation differences and other adjustments.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) For the year ended December 31, 2010

			Increase			Decrease
	Beginning		Acquisition	Development	Business combination	Disposal	Amortization	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	(Won)	268,080	—	—	1,179,663	—	—	—	1,447,743
Intellectual property rights		50,365	7,863	—	58,245	(12)	(1,142)	3,781	119,100
Premium in rental (*2)		168,701	39,309	—	34	(6,015)	(788)	(41,480)	159,761
Development expense		47,648	21,417	28	4,338	(7,522)	(14,611)	(2,023)	49,275
Port facilities usage rights		99,552	28,024	—	—	—	(19,415)	—	108,161
Exploration and evaluation assets		—	84,807	—	509,657	—	—	—	594,464
Mining development assets		—	50,793	—	1,007,561	—	—	—	1,058,354
Client relationships		—	—	—	789,200	—	(11,120)	—	778,080
Other intangible assets		119,885	83,784	—	148,587	(12,424)	(28,268)	(7,333)	304,231

	(Won)	754,231	315,997	28	3,697,285	(25,973)	(75,344)	(47,055)	4,619,169

(*1)	Acquisition amounts include goodwill amounting to (Won)1,163,922 million related to acquisition of Daewoo International Corporation in 2010 (note 37).

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation differences and other adjustments.

(c) For the purpose of impairment testing, goodwill is allocated to individual operating entities determined to be CGUs. The goodwill amount as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Daewoo International Corporation (*1)	(Won)	1,163,922	1,163,922	—
POSCO Engineering Company (formerly Daewoo Engineering Company) (*2)		194,637	194,637	194,637
POSCO-Thainox Public Company Limited (*3)		119,259	—	—
Multiple units without significant goodwill (*4)		178,999	89,184	73,443

Total	(Won)	1,656,817	1,447,743	268,080

(*1)	Recoverable amounts of Daewoo international Corporation were determined based on value-in- use. As of December 31, 2011, value-in-use is estimated by applying 6.90%~7.40% discount rate and 2.65%~3.15% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2011 as the recoverable amount exceeded the carrying value of the CGU.

(*2)	Recoverable amounts of POSCO Engineering Company were determined based on value-in-use. As of December 31, 201, value-in-use is estimated by applying 11.71%~13.71% discount rate and 1%~3% terminal growth rate with 5 years, the period for the estimated future cash flows based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2011 as the recoverable amount exceeded the carrying value of the CGU.

(*3)	No impairment loss of goodwill was recognized since there was no objective evidence of impairment noted subsequent to September 30, 2011, the date POSCO — Thainox Public Company Limited was acquired.

(*4)	Among multiple units without significant goodwill, goodwill in the amount of (Won)14,958 million related to the CGU of DAESAN (CAMBODIA) Co. Ltd is fully impaired during 2011 due to negative capital.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

14.	Other Assets

(a) Other current assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Other current assets
Advance payment	(Won)	1,035,846	899,006	650,496
Prepaid expenses		180,369	72,180	35,408
Others		3,927	973	4,282

	(Won)	1,220,142	972,159	690,186

(b) Other long-term assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Other non-current assets
Long-term advance payment	(Won)	2,895	141,726	79,444
Long-term prepaid expenses		190,741	109,835	115,447
Others (*1)		436,651	408,253	55,584

	(Won)	630,287	659,814	250,475

(*1)	Includes guarantee deposits of (Won)257,878 million as of December 31, 2011 and 2010 in relation to exploration of Australia Roy Hill iron ore mine.

15.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	Bank	Borrowing date	Maturity date	Interest Rate (%)	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Short-term borrowings
Bank overdrafts	BOA, others	March 2011~ December 2011	March 2012~ December 2012	0.4~6.1	(Won)	233,804	200,389	106,069
Bank borrowings (*1)	HSBC, others	January 2011~ December 2011	January 2012~ December 2012	0.3~11.4		9,339,182	6,888,796	3,067,103

						9,572,986	7,089,185	3,173,172

Current portion of long-term borrowings
Current portion of long-term bank borrowings (*1)	NH Bank, others	December 2000~ September 2011	February 2012~ December 2012	0.7~11.0		428,409	394,227	468,996
Current portion of foreign loan	NATIXIS	June 1984	December 2012	2.0		951	963	1,065
Current portion of debentures (*1)	KB Investment & Securities, others	May 2007~ November 2009	February 2012~ November 2012	5.2~7.3		790,050	2,995,726	315,085
Less : Current portion of discount on debentures issued						(886)	(3,801)	(219)

						1,218,524	3,387,115	784,927

					(Won)	10,791,510	10,476,300	3,958,099

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(*1)	Property, plant and equipment, investment in associates and long-term prepaid expenses amounting to (Won)706,560 million, (Won)103,169 million and (Won)391 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

(b) Long-term borrowings, excluding current portion as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	Bank	Borrowing date	Maturity date	Interest Rate (%)	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Long-term bank borrowings (*1)	Korean Development Bank, others	December 2000~ September 2011	January 2013~ August 2039	0.1~13.0	(Won)	4,614,391	3,431,521	1,381,648
Less : Present value discount						(302,118)	(81,610)	(746)
Foreign loan (*2)	NATIXIS	June 1984	March 2017	2.0		3,071	4,074	5,572
Debentures (*1,3,4)	Korean Development Bank, others	June 2006~ December 2011	May 2013~ December 2021	1.6~8.8		11,776,893	7,357,310	6,915,294
Less : Discount on debentures issued						(94,356)	(64,649)	(70,449)
Add : Premium on debentures redemption						21,493	11,138	10,067
Add : Premium on debentures issued						833	6,157	—

					(Won)	16,020,207	10,663,941	8,241,386

(*1)	Property, plant and equipment, investment in associates and long-term prepaid expenses amounting to (Won)706,560 million, (Won)103,169 million and (Won)391 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

(*2)	Korea Development Bank has provided guarantees related to this foreign loan.

(*3)	In 2009, one of the controlling company’s subsidiaries, Daewoo International Corporation, issued convertible bonds with a face value of USD 300 million and a 5 year maturity. They are classified as fair value through profit or loss and measured at fair value ((Won)333,004 million) as of December 31, 2011.

(*4)	The Company redeemed JPY 39,970,000,000 (75.7% of total face value) exchangeable bonds in August 2011. The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs in August 2011. The Company accounted for these exchangeable bonds as long-term debts under IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders.

(c) Certain borrowing agreements require the Company to maintain certain financial covenants. Management believes the Company has been in compliance with these financial covenants for all periods presented.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

16.	Other Financial Liabilities

(a) Other short-term financial liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Short-term financial liabilities
Accounts payable	(Won)	1,048,895	874,629	650,767
Accrued expenses		457,070	415,657	352,060
Dividends payable		5,822	6,176	10,194
Derivatives liabilities		146,903	90,384	34,880
Finance lease liabilities		15,295	14,073	6,813
Financial guarantee liabilities		7,510	8,919	—
Withholding		129,695	111,039	—

	(Won)	1,811,190	1,520,877	1,054,714

(b) Other long-term financial liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Long-term financial liabilities
Accounts payable	(Won)	149,308	2,438	4,027
Accrued expenses		20,068	22,348	74,482
Derivatives liabilities		48,934	11,925	8,831
Finance lease liabilities		29,504	27,039	17,074
Financial guarantee liabilities		24,732	19,046	6,295
Long-term withholding		78,014	92,978	94,387

	(Won)	350,560	175,774	205,096

17.	Provisions

(a) Provisions as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011			December 31, 2010		January 1, 2010
	Current		Non-current	Current	Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	(Won)	47,682	—	37,978	—	20,861	—
Provision for construction warranties		19,656	30,967	25,804	23,264	38,594	9,035
Provision for legal contingencies and claims (*1)		—	38,847	—	126,626	—	—
Others		2,094	39,529	27	2,259	3,850	2,970

	(Won)	69,432	109,343	63,809	152,149	63,305	12,005

(*1)	As of December 31, 2011 and 2010, includes provision of (Won)38,847 million and (Won)75,817 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000 (note 34).

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) Changes in provisions for the year ended December 31, 2011 are as follows:

	Beginning		Increase	Decrease	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	(Won)	37,978	30,592	(20,888)	—	47,682
Provision for construction warranties		49,068	30,724	(12,958)	(16,211)	50,623
Provision for legal contingencies and claims		126,626	—	—	(87,779)	38,847
Others		2,286	34,820	(272)	4,789	41,623

	(Won)	215,958	96,136	(34,118)	(99,201)	178,775

(*1)	Include adjustments of foreign currency translation difference and transfer to non-current liability held for sale.

(c) Changes in provisions for the year ended December 31, 2010 are as follows:

	Beginning		Increase	Decrease	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	(Won)	20,861	373,335	(356,134)	(84)	37,978
Provision for construction warranties		47,629	17,216	(15,705)	(72)	49,068
Provision for legal contingencies and claims		—	—	—	126,626	126,626
Others		6,820	6,486	(14,843)	3,823	2,286

	(Won)	75,310	397,037	(386,682)	130,293	215,958

(*1)	Include adjustments of foreign currency translation difference and increase due to acquisition of Daewoo International Corporation.

18.	Employee Benefits

(a) Defined Contribution Plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the year ended December 31, 2011 is (Won)8,874 million, which is included in profit or loss based on the function of the related employees.

(b) Defined Benefit Plan

The Company partially operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c) The amounts recognized in relation to defined benefit obligations in the statements of financial position as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Present value of funded obligations	(Won)	1,158,329	1,443,954	1,098,475
Fair value of plan assets		(832,771)	(964,727)	(790,509)
Present value of non-funded obligations		14,909	23,899	7,452

Net defined benefit obligations	(Won)	340,467	503,126	315,418

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(d) The changes in present value of defined benefit obligations for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Defined benefit obligation at the beginning of year	(Won)	1,467,853	1,105,927
Current service costs (*1)		207,871	156,308
Interest costs		67,372	57,473
Actuarial losses		43,166	189,501
Business combinations		221	52,641
Benefits paid		(593,369)	(102,837)
Others		(19,876)	8,840

Defined benefit obligation at the end of year	(Won)	1,173,238	1,467,853

(*1)	This amount includes loss from a plan settlement in the amount of (Won)3,704 million for the year ended December 31, 2011.

(e) The changes in fair value of plan assets for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Fair value of plan assets at the beginning of period	(Won)	964,727	790,509
Expected return on plan assets		38,244	39,810
Actuarial gains and losses		3,073	22,390
Contributions of participants		190,909	148,354
Business combination		354	38,805
Others		14,059	3,473
Benefits paid		(378,595)	(78,614)

Fair value of plan assets at the end of period	(Won)	832,771	964,727

(f) The fair value of plan assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Equity instruments	(Won)	7,703	512,850	455,563
Debt instruments		103,074	289,907	288,282
Deposits		538,260	—	—
Others		183,734	161,970	46,664

	(Won)	832,771	964,727	790,509

(g) The amounts recognized in profit or loss for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Current service costs	(Won)	207,871	156,308
Interest costs		67,372	57,473
Expected return on plan assets		(38,244)	(39,810)

	(Won)	236,999	173,971

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(h) The above expenses recognized in profit or loss are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Cost of goods sold	(Won)	177,020	137,263
Selling and administrative expenses		59,979	36,708

	(Won)	236,999	173,971

(i) Accumulated actuarial gains and losses, net of tax, recognized in other comprehensive income as of and for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Beginning balance	(Won)	(152,125)	—
Current actuarial gains and losses		(30,577)	(152,125)

Ending balance	(Won)	(182,702)	(152,125)

(j) The principal actuarial assumptions as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
(%)
Discount rate	3.86~5.42	3.22~5.66	3.22~5.66
Expected return on plan assets	2.00~5.29	3.38~6.19	3.38~6.19
Expected future salary increases	1.03~7.35	1.00~5.90	1.00~5.90

19.	Other Liabilities

(a) Other current liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Due to customers for contract work	(Won)	449,470	703,900	516,611
Advances received		973,427	484,155	320,825
Unearned revenue		36,935	26,338	8,497
Withholding accounts		114,941	105,079	194,856
Deferred revenue		362	378	225
Others (*1)		224,496	136,221	114,428

	(Won)	1,799,631	1,456,071	1,155,442

(*1)	Includes other current liabilities amounting to (Won)204,653 million, (Won)129,318 million and (Won)94,749 million as of December 31, 2011, 2010 and January 1, 2010, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

(b) Other long-term liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Advances received	(Won)	1,547	3,583	40
Unearned revenue		1,200	1,539	2,364
Others (*1)		81,756	75,264	25,987

	(Won)	84,503	80,386	28,391

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(*1)	Includes other long-term liabilities amounting to (Won)14,857 million, (Won)12,254 million and (Won)10,957 million as of December 31, 2011, 2010 and January 1, 2010, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

20.	Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	50,861	182,208	795,811
Derivatives assets held for trading		108,751	140,031	87,063

		159,612	322,239	882,874

Available-for-sale financial assets		4,608,597	6,126,926	5,034,237
Held-to-maturity securities		35,574	39,813	112,561
Loans and receivables		20,210,417	17,325,040	14,586,078

	(Won)	25,014,200	23,814,018	20,615,750

2) Financial liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	(Won)	195,837	102,309	43,711
Designated as financial liabilities at fair value through profit or loss		333,004	447,308	—

		528,841	549,617	43,711

Financial liabilities evaluated as amortized cost
Trade accounts and notes payable		4,397,662	3,981,079	2,392,317
Borrowings		26,478,713	20,692,933	12,199,485
Financial guarantee liabilities		32,242	27,965	6,295
Others		1,933,671	1,566,377	1,209,803

		32,842,288	26,268,354	15,807,900

	(Won)	33,371,129	26,817,971	15,851,611

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3) Financial profit and loss by category of financial instrument for the years ended December 31, 2011 and 2010 is as follows:

	December 31, 2011

	Financial income and costs
	Interest income (cost)		Dividend income	loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets at fair value through profit or loss	(Won)	3	—	—	—	544,913	70,656	615,572	—
Available-for-sale financial assets		768	143,880	—	—	453,540	(152,804)	445,384	(1,231,758)
Held-to-maturity securities		1,749	—	—	—	—	(311)	1,438	—
Loans and receivables		213,714	—	(26,239)	46,971	(41,171)	(95)	193,180	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(506,664)	(150,963)	(657,627)	—
Financial liabilities are evaluated as amortized cost		(788,348)	—	(140,052)	(317,867)	—	(27,956)	(1,274,223)	—

	(Won)	(572,114)	143,880	(166,291)	(270,896)	450,618	(261,473)	(676,276)	(1,231,758)

‚	December 31, 2010

	Financial income and costs
	Interest income (cost)		Dividend income	loss on foreign currency translations	Gain and loss on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
	(in millions of Won)
Financial assets at fair value through profit or loss	(Won)	196	—	—	—	195,543	63,568	259,307	—
Available-for-sale financial assets		9,822	102,161	—	—	624	(57,133)	55,474	589,601
Held-to-maturity securities		64	—	—	—	465	—	529	—
Loans and receivables		282,846	—	(18,628)	20,483	(2,827)	(430)	281,444	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(174,943)	7,319	(167,624)	—
Financial liabilities are evaluated as amortized cost		(586,883)	—	54,231	(239,375)	—	(6,157)	(778,184)	—

	(Won)	(293,955)	102,161	35,603	(218,892)	18,862	7,167	(349,054)	589,601

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets is the Company`s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2011, 2010 and January 1, 2010 is as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Cash and cash equivalents	(Won)	4,598,682	3,521,045	2,273,059
Financial assets at fair value through profit or loss		159,612	322,239	882,874
Available-for-sale financial assets		4,608,597	6,126,926	5,034,237
Held-to-maturity investments		35,574	39,813	112,561
Loans and other receivables		3,978,159	4,311,362	6,490,011
Trade accounts and notes receivable		11,450,515	9,219,011	5,300,233
Long-term trade accounts and notes receivable		183,061	273,622	522,775

	(Won)	25,014,200	23,814,018	20,615,750

The Company provides financial guarantees to subsidiaries and has exposure to credit risk. The maximum credit exposures as December 31, 2011, 2010 and January 1, 2010 are (Won)4,542,734 million, (Won)3,468,336 million and (Won)3,993,115 million, respectively.

2) Impairment losses on financial assets

 Allowance for doubtful accounts as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Trade accounts and notes receivable	(Won)	303,186	242,801	205,595
Other accounts receivable		36,453	58,934	25,443
Long-term loans		61,222	51,244	23,595
Other assets		5,860	4,084	31,711

	(Won)	406,721	357,063	286,344

‚ Impairment losses on financial assets for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Bad debt expenses on trade receivables	(Won)	103,848	51,185
Impairment of available-for-sale financial assets		152,804	57,172
Impairment of held to maturity financial assets		579	—
Other bad debt expenses (*1)		28,081	12,877
Less: Reversal of allowance for doubtful accounts		(86,452)	(3,796)
Less: Impairment of available-for-sale financial assets		—	(38)
Less: Impairment of held to maturity financial assets		(268)	—

	(Won)	198,592	117,400

(*1)	Other bad debt expenses are mainly related to other receivables and long-term loans.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

ƒ The aging schedule and the impaired losses of trade accounts and notes receivables as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011			December 31, 2010		January 1, 2010
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment	Trade accounts and notes receivable	Impairment
	(in millions of Won)
Not due	(Won)	6,154,045	8,137	5,105,514	—	4,754,288	—
Over due less than 1 month		4,868,928	233	3,749,035	5,964	445,823	129
1 month – 3 months		256,022	1,506	191,386	2,018	75,132	497
3 months – 12 months		301,875	37,032	465,134	15,597	292,699	25,291
over 12 months		355,892	256,278	224,365	219,222	460,661	179,678

	(Won)	11,936,762	303,186	9,735,434	242,801	6,028,603	205,595

„ Changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Beginning	(Won)	357,063	286,344
Bad debt expenses		103,848	51,185
Other bad debt expenses		28,081	12,877
Reversal of bad debt expenses		(86,452)	(3,796)
Other increase (decrease)		4,181	10,453

Ending	(Won)	406,721	357,063

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities, including estimated interest payments, are as follows:

	Book value		Cash flow for contracts	Due within 1 year	1 year - 5 years	later than 5 years	Total
	(in millions of Won)
Non-derivative financial liabilities
Trade accounts payable	(Won)	4,397,662	4,397,662	4,397,279	383	—	4,397,662
Financial guarantee liabilities (*1)		32,242	4,547,734	4,547,732	—	—	4,547,734
Other financial liabilities		1,933,671	1,933,671	1,656,778	266,837	10,056	1,933,671
Borrowings (*2)		26,811,717	29,673,269	11,991,293	13,463,085	4,218,891	29,673,269

	(Won)	33,175,292	40,552,336	22,593,082	13,730,305	4,228,947	40,552,336

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(*2)	Includes cash flows of embedded derivative instruments in relation to exchangeable bonds (exchange right).

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) The maturity analysis of derivative financial liabilities is as follows:

	Over due less than 1 year		1 year - 5 years	later than 5 years	Total
	(in millions of Won)
Derivative financial liabilities
Currency forward	(Won)	135,813	20,986	—	156,799
Currency futures		141	—	—	141
Currency swaps		—	14,885	149	15,034
Others		10,949	12,914	—	23,863

	(Won)	146,903	48,785	149	195,837

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of December 31, 2011, 2010 and January 1, 2010 is as follows:

	December 31, 2011			December 31, 2010		January 1, 2010
	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities
	(in millions of Won)
USD	(Won)	3,852,909	10,912,882	3,485,974	8,440,832	1,114,116	2,911,218
EUR		275,012	610,454	382,573	518,244	61,989	90,200
JPY		236,046	2,353,794	188,060	2,642,725	67,496	2,268,593
Others		130,753	136,294	60,066	41,011	59,923	30,754

2) As of December 31, 2011 and 2010, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011			December 31, 2010
	10% increase		10% decrease	10% increase	10% decrease
	(in millions of Won)
USD	(Won)	(705,997)	705,997	(495,486)	495,486
EUR		(33,544)	33,544	(13,567)	13,567
JPY		(211,775)	211,775	(245,467)	245,467

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Fixed rate
Financial assets	(Won)	7,086,835	7,008,969	8,839,475
Financial liabilities		(24,169,245)	(19,495,665)	(11,475,986)

		(17,082,410)	(12,486,696)	(2,636,511)

Variable rate
Financial liabilities	(Won)	(2,642,472)	(1,644,576)	(723,499)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2011 and 2010, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss during the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011			December 31, 2010
	1% increase		1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	(Won)	(26,425)	26,425	(16,446)	16,446

(f) Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2011, 2010 and January 1, 2010 are as follows

	December 31, 2011			December 31, 2010		January 1, 2010
	Book Value		Fair Value	Book Value	Fair Value	Book Value	Fair Value
	(in millions of Won)
Assets measured fair value
Financial assets held for trading	(Won)	50,861	50,861	182,208	182,208	795,811	795,811
Available-for-sale financial assets		4,390,224	4,390,224	5,766,998	5,766,998	4,612,580	4,612,580
Derivatives assets held for trading		108,751	108,751	140,031	140,031	87,063	87,063

		4,549,836	4,549,836	6,089,237	6,089,237	5,495,454	5,495,454

Assets measured amortized cost
Cash and cash equivalents		4,598,682	4,598,682	3,521,045	3,521,045	2,273,059	2,273,059
Trade accounts and notes receivable		11,633,576	11,633,576	9,492,633	9,492,633	5,823,008	5,823,008
Loans and other receivables		3,978,159	3,978,159	4,311,362	4,311,362	6,490,011	6,490,011
Held-to-maturity investments		35,574	35,574	39,813	39,813	112,561	112,561

		20,245,991	20,245,991	17,364,853	17,364,853	14,698,639	14,698,639

Liabilities measured fair value
Derivatives liabilities held for trading		195,837	195,837	102,309	102,309	43,711	43,711
Convertible bonds		333,004	333,004	447,308	447,308	—	—

		528,841	528,841	549,617	549,617	43,711	43,711

Liabilities measured amortized cost
Trade accounts and notes payable		4,397,662	4,397,662	3,981,079	3,981,079	2,392,317	2,392,317
Borrowings		26,478,713	26,793,230	20,692,933	20,549,483	12,199,485	12,210,969
Financial guarantee liabilities		32,242	32,242	27,965	27,965	6,295	6,295
Others		1,933,671	1,933,671	1,566,377	1,566,377	1,209,803	1,209,804

	(Won)	32,842,288	33,156,805	26,268,354	26,124,904	15,807,900	15,819,385

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) Interest rates used for determining fair value

The interest rates used to discount estimated cash flows as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Interest rate of Borrowings (%)	1.8 ~ 4.62	1.19 ~ 5.14	1.28 ~ 5.38

3) The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.
Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments, by valuation method as of December 31, 2011, 2010 and January 1, 2010 are as follows:

a. December 31, 2011

	Level 1	Level 2	Level 3	Total
	(in millions of Won)
Financial Assets
Financial assets held for trading	—	50,861	—	50,861
Available-for-sale financial assets	3,419,961	31,022	939,241	4,390,224
Derivatives assets held for trading	—	108,751	—	108,751

	3,419,961	190,634	939,241	4,549,836

Financial Liabilities
Derivatives liabilities held for trading	—	195,837	—	195,837
Convertible bonds	333,004	—	—	333,004

	333,004	195,837	—	528,841

b. December 31, 2010

	Level 1	Level 2	Level 3	Total
	(in millions of Won)
Financial Assets
Financial assets held for trading	—	182,208	—	182,208
Available-for-sale financial assets	4,944,644	17,194	805,160	5,766,998
Derivatives assets held for trading	—	140,031	—	140,031

	4,944,644	339,433	805,160	6,089,237

Financial Liabilities
Derivatives liabilities held for trading	—	102,309	—	102,309
Convertible bonds	447,308	—	—	447,308

	447,308	102,309	—	549,617

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

c. January 1, 2010

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial Assets
Financial assets held for trading	(Won)	—	795,811	—	795,811
Available-for-sale financial assets		3,967,463	6,714	638,403	4,612,580
Derivatives assets held for trading		—	87,063	—	87,063

		3,967,463	599,588	638,403	5,205,454

Financial Liabilities
Derivatives liabilities held for trading	(Won)	—	43,711	—	43,711

ƒ	Changes in fair value of financial instruments measured by Level 3 for the years ended December 31, 2011 and 2010 are as follows:

a. December 31, 2011

	Beginning		Valuation	Acquisition, others (*1)	Disposal, others (*1)	Ending
	(in millions of Won)
Available-for-sale financial assets	(Won)	805,160	157,329	98,242	(121,490)	939,241

(*1)	Included change in amounts due to change of fair value level.

b. December 31, 2010

	Beginning		Valuation	Acquisition, others (*1)	Disposal, others (*1)	Ending
	(in millions of Won)
Available-for-sale financial assets	(Won)	638,403	11,568	164,382	(9,193)	805,160

(*1)	Included change in amounts due to change of fair value level.

21.	Share Capital and Contributed Surplus

(a) Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with par value of (Won)5,000 per share. As of December 31, 2011, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2011, total shares of ADRs are 52,974,264 equivalents to 13,243,566 of common shares.

As of December 31, 2011, ending balance of capital stock amounts to (Won)482,403 million; however, it is different from par value of issued common stock, which amounted to (Won)435,934 million, due to retirement of treasury stock.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) Capital surplus

Capital surplus as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Share premium	(Won)	463,825	463,825	463,825
Gains on sale of treasury stock		763,867	694,714	694,714
Capital surplus		(77,240)	(56,978)	41,127

	(Won)	1,150,452	1,101,561	1,199,666

22.	Reserves

(a) Reserves as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Accumulated comprehensive income (loss) of investments in associates	(Won)	(16,186)	(3,909)	33,747
Fair value of available-for-sale financial investments		154,617	1,381,667	804,716
Currency translation differences		283,516	136,669	—
Others		(16,521)	(7,139)	(4,657)

	(Won)	405,426	1,507,288	833,806

(b) Changes in fair value of available-for-sale securities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Beginning balance	(Won)	1,381,667	804,716
Changes in fair-value of available-for-sale securities		(974,031)	593,946
Reclassification to profit or loss upon disposal		(252,102)	(1,665)
Others		(917)	(15,330)

Ending balance	(Won)	154,617	1,381,667

23.	Treasury Shares

In January 2011, the Company sold 342,955 shares of treasury stock for (Won)164,384 million and recognized (Won)69,153 million, net of tax, as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for (Won)61,296 million in 2011. As of December 31, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

24.	Stock Appreciation Rights

(a) The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

1) Class of shares: registered common stock

2) The number of shares, Exercise price per share, Exercise period

	6th Grant
	(per share, won)
Granted		90,000
Exercised		64,000
Unexercised		26,000
Exercise price	(Won)	194,900
Exercise period		2007.4.29~2012.4.28

(b) Reversal of stock compensation expenses for the years ended December 31, 2011 and 2010 are (Won)4,223 million and (Won)13,227 million. Also, the Company’s liabilities arising from stock appreciation rights as of December 31, 2011, 2010 and January 1, 2010 are (Won)4,788 million, (Won)22,286 million and (Won)58,356 million, respectively.

(c) The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	6th Grant
Risk-free interest rate		3.43%
Option life		104
Expected volatility		0.1659
Rate of expected dividends		2.63%
Stock price	(Won)	380,000
Fair value of share options	(Won)	184,157

25.	Construction Contracts

(a) Construction contracts in progress as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Aggregate amount of costs incurred	(Won)	14,457,692	12,778,567	8,846,030
Add : Recognized profits		1,345,850	1,202,835	948,616
Less : Recognized losses		(305,287)	(197,818)	(202,275)
Cumulative construction revenue		15,498,255	13,783,584	9,592,371
Less : Progress billing		(14,577,258)	(13,505,203)	(9,388,120)
Foreign currency gains and losses		(1,957)	(1,744)	1
Others		(7,094)	(5,906)	(21,570)

	(Won)	911,946	270,731	182,682

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) Amount due from and due to customers for contract work as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Due from customers for contract work	(Won)	1,361,416	974,631	699,293
Due to customers for contract work		(449,470)	(703,900)	(516,611)

	(Won)	911,946	270,731	182,682

26.	Revenue

Details of revenue for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Revenues
Goods sales	(Won)	61,001,789	41,848,201
Services sales		2,440,639	1,604,524
Construction sales		5,297,892	4,130,984
Rental income		39,862	42,898
Others		158,543	260,648

	(Won)	68,938,725	47,887,255

27.	Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Wages and salaries	(Won)	606,819	446,023
Expenses related to defined benefit plan		60,271	36,708
Other employee benefits		164,508	116,293
Travel		56,635	43,592
Depreciation		172,807	110,093
Communication		13,061	9,195
Electric power		7,529	5,269
Taxes and public dues		50,617	34,869
Rental		65,559	54,739
Repairs		14,919	9,660
Insurance premium		18,239	10,252
Entertainment		17,905	17,050
Advertising		70,939	96,305
Research & development		212,472	141,314
Service fees		286,635	192,979
Supplies		14,357	17,012
Vehicles maintenance		21,491	15,851
Industry association Fee		10,200	10,403
Training		24,375	24,762
Conference		21,739	17,659
Warranty expense		14,166	19,733
Bad debt expense		103,848	51,186
Others		19,173	19,423

	(Won)	2,048,264	1,500,370

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) Selling expenses

Selling expenses for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Freight	(Won)	1,406,269	948,891
Operating expenses for distribution center		8,115	8,694
Sales commissions		85,410	69,823
Sales advertising		1,204	1,483
Sales promotion		16,179	12,096
Sample		7,321	3,478
Sales insurance premium		19,915	14,579
Contract cost		62,986	58,340
Others		4,729	2,956

	(Won)	1,612,128	1,120,340

28.	Other Operating Income and Expenses

(a) Other operating income

Details of other operating income for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Gain on disposal of property, plant and equipment	(Won)	13,812	26,366
Gain on disposal of investment of equity-accounted investees		2,247	2,942
Reversal of allowance for doubtful accounts		86,451	3,796
Outsourcing income		42,136	11,055
Gain on disposal of wastes		9,641	2,997
Gain from claim compensation		33,103	58,200
Penalty income from early termination of contracts		38,570	14,081
Others		111,118	111,950

	(Won)	337,078	231,387

(b) Other operating expenses

Details of other operating expenses for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Loss on disposal of property, plant and equipment	(Won)	60,550	83,494
Loss on disposal of investment property		8,826	11,896
Cost of idle assets		16,881	795
Other bad debt expenses		28,081	12,877
Contributions		66,558	74,343
Loss on disposal of wastes		17,648	15,245
Impairment loss of property, plant and equipment and others		99,072	128,083
Others		85,843	15,218

	(Won)	383,459	341,951

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

29.	Expenses by Nature

Expenses by nature in the statements of comprehensive income for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Changes in inventories	(Won)	40,166,313	19,496,278
Employee benefits expenses		2,639,966	2,363,727
Depreciation (*1)		2,133,011	2,960,550
Amortization		133,288	75,344
Outsourcing fee		7,823,815	7,270,872
Electricity and water expenses		692,544	504,308
Research and development expenses		592,649	537,025
Freight and custody expenses		1,406,268	948,891
Losses on disposition		60,550	83,494
Donation		66,559	74,344
Other operating expenses		256,350	184,114
Other expenses		7,896,389	8,186,175

	(Won)	63,867,702	42,685,122

(*1)	Includes depreciation expense of investment properties.

30.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Finance income
Interest income	(Won)	216,234	292,928
Dividend income		143,880	102,161
Gain on foreign currency transaction		1,454,103	844,321
Gain on foreign currency translation		259,014	204,568
Gain on derivatives transactions		549,439	180,933
Gain on valuation of derivatives		111,637	86,823
Gain on disposal of available-for-sale financial assets		454,543	2,590
Others		1,569	24,480

		3,190,419	1,738,804

Finance costs
Interest expenses		788,348	586,883
Loss on foreign currency transaction		1,620,394	808,718
Loss on foreign currency translation		529,910	423,460
Loss on derivatives transactions		512,882	175,196
Loss on valuation of derivatives		188,742	17,784
Impairment of available-for-sale financial assets		152,804	57,172
Others		73,615	18,645

	(Won)	3,866,695	2,087,858

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

31.	Income Taxes

(a) The Company was subject to income taxes on taxable income at the following normal tax rates.

	2010	2011	Thereafter
	Taxable income
Up to (Won)200 million	11.00%	11.00%	11.00%
Over (Won)200 million up to (Won)20 billion	24.20%	24.20%	22.00%
Over (Won)20 billion	24.20%	24.20%	24.20%

In December 2011, the Korean government changed the corporate income tax rate (including resident tax) for taxable income exceeding (Won)20 billion from 22.0% to 24.2% prospectively from 2012.

(b) Income tax expense for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Current income taxes	(Won)	1,069,240	1,111,427
Deferred income tax due to temporary differences		(318,722)	103,054
Less: Items recorded directly to equity		317,591	(133,009)

Income tax expense	(Won)	1,068,109	1,081,472

(c) The following table reconciles the expected amount of income tax expense based on statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Net income before income tax expense	(Won)	4,782,395	5,267,123
Income tax expense computed at statutory rate		1,157,340	1,274,644
Adjustments:		(89,231)	(193,172)
Tax effects due to permanent differences		(13,798)	(28,973)
Tax credit		(193,633)	(268,873)
Unrecognised deferred tax assets		68,905	49,196
Tax rate change effect		17,661	—
Foreign tax rate differential		56,010	24,693
Difference in tax rate of equity method accounted for investments		(27,669)	(12,753)
Over (under) provision from prior years		(15,739)	40,315
Others		19,032	3,223

Income tax expense	(Won)	1,068,109	1,081,472

Effective rate (%)		22.33	20.53

(d) The income taxes (charged) credited directly in equity for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
(Loss) gain on valuation of available-for-sale investments	(Won)	(306,827)	122,651
Gains on sale of treasury stock		22,078	—
Others		(31,628)	(27,199)

	(Won)	(316,377)	95,452

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(e) The movements in deferred tax assets (liabilities) for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011				December 31, 2010
	Dec. 31, 2010		Inc (Dec)	Dec. 31, 2011	Dec. 31, 2009	Inc (Dec)	Dec. 31, 2010
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	(27,776)	(1,883)	(29,659)	(39,500)	11,724	(27,776)
Allowance for doubtful accounts		80,349	24,272	104,621	38,283	42,066	80,349
Reserve for technology developments		(269,892)	(96,340)	(366,232)	(179,828)	(90,064)	(269,892)
Depreciation expense		(61,129)	2,841	(58,288)	(78,485)	17,356	(61,129)
Share of profit or loss of equity-accounted investees		(170,016)	(54,120)	(224,136)	(52,151)	(117,865)	(170,016)
Reserve for inventory valuation		1,484	(2,998)	(1,514)	987	497	1,484
Revaluation of assets		(362,949)	(207,454)	(570,403)	(436,051)	73,102	(362,949)
Prepaid expenses		18,733	2,704	21,437	17,669	1,064	18,733
Impairment loss on property, plant and equipment		24,858	634	25,492	11,080	13,778	24,858
Loss on foreign currency translation		90,656	5,131	95,787	45,306	45,350	90,656
Accrued severance benefits		40,710	14,343	55,053	53,374	(12,664)	40,710
Group severance insurance deposits		(36,232)	(6,859)	(43,091)	(30,199)	(6,033)	(36,232)
Provision for construction losses		1,697	1,155	2,852	263	1,434	1,697
Provision for construction warranty		13,056	2,846	15,902	13,040	16	13,056
Appropriated retained earnings for technological development		(246)	81	(165)	(242)	(4)	(246)
Accrued income		(1,061)	(888)	(1,949)	(570)	(491)	(1,061)
Others		317,876	58,231	376,107	318,235	(359)	317,876

		(339,882)	(258,304)	(598,186)	(318,789)	(21,093)	(339,882)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities		(305,406)	306,827	1,421	(182,755)	(122,651)	(305,406)
Others		4,141	31,628	35,769	(23,058)	27,199	4,141

		(301,265)	338,455	37,190	(205,813)	(95,452)	(301,265)

Deferred tax from tax credit
Tax credit carryforward and others		280,295	(23,418)	256,877	322,085	(41,790)	280,295
Deferred tax effect due to unrealized gains (losses) and others		(129,000)	120,625	(8,375)	234,726	(363,726)	(129,000)

	(Won)	(489,852)	177,358	(312,494)	32,209	(522,061)	(489,852)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(f) Deferred tax assets and liabilities as of December 31, 2011, 2010 and January 1, 2010 are as follows:

1) December 31, 2011

	December 31, 2011
	Assets		Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	(29,659)	(29,659)
Allowance for doubtful accounts		104,672	(51)	104,621
Reserve for technology developments		—	(366,232)	(366,232)
Depreciation expense		12,319	(70,607)	(58,288)
Share of profit or loss of equity-accounted investees		—	(224,136)	(224,136)
Reserve for inventory valuation		4,319	(5,833)	(1,514)
Revaluation of assets		—	(570,403)	(570,403)
Prepaid expenses		23,045	(1,608)	21,437
Impairment loss on property, plant and equipment		25,492	—	25,492
Loss on foreign currency translation		176,621	(80,834)	95,787
Accrued severance benefits		75,912	(20,859)	55,053
Group severance insurance deposits		—	(43,091)	(43,091)
Provision for construction losses		2,852	—	2,852
Provision for construction warranty		15,902	—	15,902
Appropriated retained earnings for technological development		—	(165)	(165)
Accrued income		—	(1,949)	(1,949)
Others		382,735	(6,628)	376,107

		823,869	(1,422,055)	(598,186)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale investments		199,317	(197,896)	1,421
Others		49,898	(14,129)	35,769

		249,215	(212,025)	37,190

Deferred tax from tax credit
Tax credit carryforward and others		292,255	(35,378)	256,877
Deferred tax effect due to unrealized gains (losses) and others		494,450	(502,825)	(8,375)

	(Won)	1,859,789	(2,172,283)	(312,494)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) December 31, 2010

	December 31, 2010
	Assets		Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	(27,776)	(27,776)
Allowance for doubtful accounts		80,349	—	80,349
Reserve for technology developments		—	(269,892)	(269,892)
Depreciation expense		7,555	(68,684)	(61,129)
Share of profit or loss of equity-accounted investees		—	(170,016)	(170,016)
Reserve for inventory valuation		1,484	—	1,484
Revaluation of assets		—	(362,949)	(362,949)
Prepaid expenses		18,852	(119)	18,733
Impairment loss on property, plant and equipment		24,858	—	24,858
Loss on foreign currency translation		193,582	(102,926)	90,656
Accrued severance benefits		61,414	(20,704)	40,710
Group severance insurance deposits		—	(36,232)	(36,232)
Provision for construction losses		1,697	—	1,697
Provision for construction warranty		13,056	—	13,056
Appropriated retained earnings for technological development		—	(246)	(246)
Accrued income		—	(1,061)	(1,061)
Others		345,109	(27,233)	317,876

		747,956	(1,087,838)	(339,882)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale securities		266	(305,672)	(305,406)
Others		30,112	(25,971)	4,141

		30,378	(331,643)	(301,265)

Deferred tax from tax credit
Tax credit carryforward and others		315,140	(34,845)	280,295
Deferred tax effect due to unrealized gains (losses) and others		341,471	(470,471)	(129,000)

	(Won)	1,434,945	(1,924,797)	(489,852)

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3) January 1, 2010

	December 31, 2010
	Assets		Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	(Won)	—	(39,500)	(39,500)
Allowance for doubtful accounts		38,283	—	38,283
Reserve for technology developments		—	(179,828)	(179,828)
Depreciation expense		3,103	(81,588)	(78,485)
Share of profit or loss of equity-accounted investees		—	(52,151)	(52,151)
Reserve for inventory valuation		987	—	987
Revaluation of assets		—	(436,051)	(436,051)
Prepaid expenses		17,756	(87)	17,669
Impairment loss on property, plant and equipment		11,080	—	11,080
Loss on foreign currency translation		132,071	(86,765)	45,306
Accrued severance benefits		53,374	—	53,374
Group severance insurance deposits		—	(30,199)	(30,199)
Provision for construction losses		263	—	263
Provision for construction warranty		13,040	—	13,040
Appropriated retained earnings for technological development		—	(242)	(242)
Accrued income		—	(570)	(570)
Others		263,171	55,064	318,235

		533,128	(851,917)	(318,789)

Deferred income taxes recognized directly to equity
Gain (loss) on valuation of available-for-sale investments		9,821	(192,576)	(182,755)
Others		4,874	(27,932)	(23,058)

		14,695	(220,508)	(205,813)

Deferred tax from tax credit
Tax credit carryforward and others		362,608	(40,523)	322,085
Deferred tax effect due to unrealized gains (losses) and others		338,150	(103,424)	234,726

	(Won)	1,248,581	(1,216,372)	32,209

(f) As of December 31, 2011, the Company did not recognize income tax effects associated with taxable temporary differences of (Won)3,121,101 million (deferred tax liability (Won)777,328 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future. As of December 31, 2011, the Company did not recognize income tax effect associated with deductible temporary differences of (Won)1,352,764 million (deferred tax assets (Won)327,369 million) mainly relating to loss of subsidiaries and affiliates due to remote possibility of realization.

32.	Earnings per Share

(a) Basic and diluted earnings per share for the years ended December 31, 2011 and 2010 are as follows:

	2011		2010
	(in millions of Won, except per share information)
Profit attribute to controlling interest	(Won)	3,648,136	4,105,623
Weighted-average number of common shares outstanding (*1)		77,251,818	77,032,878
Basic and diluted earnings per share		47,224	53,297

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	2011	2010
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,935,017)	(10,153,957)

Weighted-average number of common shares outstanding	77,251,818	77,032,878

33.	Related Party Transactions

(a) Significant transactions with related companies for the year ended December 31, 2011 and 2010 are as follows:

	Sales and others (*1)			Purchases and others (*2)
	2011		2010	2011		2010
	(in millions of Won)
Subsidiaries (*3)
POSCO E&C Co., Ltd.	(Won)	26,536	7,441	(Won)	1,687,665	2,292,524
POSCO Processing & Service Co., Ltd.		1,181,088	1,082,903		1,406,245	478,030
POSCO Coated & Color Steel Co., Ltd.		593,656	685,698		1,890	3,178
POSCO ICT Co., Ltd.		1,537	1,212		507,883	485,525
POSCO Chemtech Company Ltd.		423,643	142,677		755,515	573,973
POSCO TMC Co., Ltd.		168,314	151,323		884	91
POSCO AST Co., Ltd.		319,258	267,323		58,475	57,180
Daewoo International Corp.		3,896,857	867,916		5,599	3,799
POSCO NST Co., Ltd.		186,809	9,256		4,734	—
POSCO America Corporation		353,904	233,594		1	—
POSCO Canada Ltd.		—	—		289,047	170,842
POSCO Asia Co., Ltd.		2,029,781	1,377,802		178,395	148,706
POSCO-Japan Co., Ltd.		1,628,069	1,161,919		34,860	272,282
POSCO-IPPC Pvt. Ltd.		148,343	164,628		—	—
POSCO-Mexico Co., Ltd.		347,915	273,241		176	—
Daewoo International Singapore Pte. Ltd.		—	—		149,029	12,447
Others		927,595	1,432,296		1,198,091	750,526

	(Won)	12,233,305	7,859,229	(Won)	6,278,489	5,249,103
Associates (*3)
SNNC Co., Ltd.		4,787	1,763		447,130	519,871
USS-POSCO Industries		342,594	308,998		29	264
Poschrome(Proprietary) Ltd.		—	—		72,502	80,282
Others		213,232	31,528		59,444	303,446

	(Won)	560,613	342,289	(Won)	579,105	903,863

	(Won)	12,793,918	8,201,518	(Won)	6,857,594	6,152,966

(*1)	Sales and others include sales and insignificant other operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.

(*2)	Purchases and others includes purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm`s length basis.

(*3)	As of December 31, 2011, the Company provided guarantees to related parties (note 34).

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(b) Significant transactions with related companies the related account balances as of December 31, 2011, 2010 and January 1, 2010 are as follows:

	Receivables (*1)				Payables (*1)
	2011		2010	January 1, 2010	2011		2010	January 1, 2010
	(in millions of Won)
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	647	293	480	(Won)	241,918	190,081	437,819
POSCO Processing & Service Co., Ltd.		88,838	129,133	114,783		1,512	6,842	2,696
POSCO Plantec Co., Ltd.		65	—	9		42,534	48,058	2,839
POSCO ICT Co., Ltd.		30	—	1		62,583	63,627	54,529
POSCO Coated & Color Steel Co., Ltd.		116,252	104,755	109,616		335	437	199
POSCO Chemtech Company Ltd.		37,808	33,743	6,880		82,048	62,669	66,008
POSCO TMC Co., Ltd.		21,601	11,823	11,678		134	15	24
POSCO AST Co., Ltd.		33,266	19,065	17,492		7,090	8,255	7,572
Daewoo International Corp.		284,125	139,756	—		1,589	—	—
POSCO NST Co., Ltd.		64,012	—	—		676	—	—
POSCO America Corporation		32,346	12,211	6,163		—	—	—
POSCO Asia Co., Ltd.		227,476	122,626	40,548		1,407	3,767	1,170
POSCO-TBPC Co., Ltd.		27,381	18,376	—		—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		6,713	13,805	24,404		—	—	—
POSCO-Vietnam Co., Ltd.		422	683	95,781		—	—	—
POSCO-Japan Co., Ltd.		52,362	28,515	25,972		1,546	4,958	6,701
POSCO-IPPC Pvt. Ltd.		3,484	10,412	12,356		—	—	—
POSCO-Mexico Co., Ltd.		171,908	80,443	16,247		—	—	—
Others		81,255	15,167	26,073		83,201	32,209	17,840

	(Won)	1,249,991	748,349	526,859	(Won)	526,573	420,918	617,397
Associates
Posmate Co., Ltd.	(Won)	—	1,396	48	(Won)	7,198	6,391	5,222
SNNC Co., Ltd.		223	182	1,974		23,187	57,512	26,963
USS-POSCO Industries		—	58,347	39,100		—	—	—
Others		21,160	7,231	176		809	29,714	78

	(Won)	21,383	67,156	41,298	(Won)	31,194	93,617	32,263

	(Won)	1,271,374	815,505	568,157	(Won)	557,767	514,535	649,660

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

(c) Compensation to key management, which consists of normal wages and salaries, bonus and employee benefits for the years ended December 31, 2011 and 2010, details of compensation to key management officers are as follows:

	2011		2010
	(in millions of Won)
Short-term benefits	(Won)	93,231	72,753
Other long-term benefits		23,407	16,757
Retirement benefits		26,971	21,110

	(Won)	143,609	110,620

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to (Won)4,223 million and (Won)13,227 million, respectively, for the years ended December 31, 2011 and 2010 (note 24).

34.	Commitments and Contingencies

(a) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2011, are as follows:

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
[The Company]
POSCO	Guangdong Pohang Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	141,395
	POSCO Investment Co., Ltd.	BOC and others	CNY	630,000,000	114,981
		HSBC	MYR	240,000,000	87,110
		HSBC and others	USD	255,000,000	294,092
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	143,000,000	164,922
	POSCO VST Co., Ltd.	ANZ(Tapei) and others	USD	65,000,000	74,965
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	60,000,000	69,198
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of
		Korea and others	USD	230,000,000	265,259
		Mizuho and others	JPY	4,806,760,000	71,388
	Zhangjiagang Pohang Stainless Steel Co., Ltd	Mizuho and others	USD	160,000,000	184,528
	Zeus (Cayman) Ltd.	Creditor	JPY	12,825,000,000	190,472
	Zeus (Cayman) II Ltd.	Creditor	JPY	24,526,000,000	364,250
Daewoo International	Daewoo (China) Co., Ltd.	Hana Bank	USD	15,000,000	17,300
Corporation
	Daewoo Cement (Shandong) Co., Ltd.	Other oversea financial institution	EUR	24,565,296	36,703
		Korea Exchange Bank	CNY	43,000,000	7,848
		Export-Import Bank of	USD	29,832,409	34,406
		Korea and others
	Daewoo International America Corp.	Shinhan Bank	USD	500,000	577
	Daewoo International
	Australia Holdings Pty. Ltd.	Korea Exchange Bank	USD	7,198,000	8,301
	Daewoo International Japan Corp.	Shinhan Bank	JPY	1,000,000,000	14,852
		ANZ_KOREA	JPY	1,000,000,000	14,852
		MIZUHO	JPY	1,500,000,000	22,277
		SMBC	JPY	1,500,000,000	22,277

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
	Daewoo International Shanghai Pty. Ltd.	MIZUHO	USD	10,000,000	11,533
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,416
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea and others	USD	29,100,000	33,561
	Daewoo International	SMBC	USD	25,000,000	28,833
	MEXICO S.A. de C.V.
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	7,000,000	8,073
	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank	USD	5,000,000	5,767
		Export-Import Bank of
POSCO E&C Co., Ltd.		Korea and others	USD	18,000,000	20,759
		POSCO Investment Co., Ltd.	USD	9,500,000	10,956
	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	34,599
	International Business Center Corporation	Export-Import Bank of Korea and others	USD	20,000,000	23,066
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	14,398
POSCO ICT Co., Ltd.	VECTUS Ltd.	POSCO Investment Co., Ltd.	USD	2,000,000	2,307
	POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	1,500,000	1,730
POSCO Energy Co., Ltd	PSC Energy Global Co., Ltd	Other foreign banks	USD	129,879,356	149,790
	TECHREN Solar, LLC	Woori Bank	USD	9,571,600	11,039
Pos Calcium CO., Ltd	Pos Calcium CO., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	48,982,500	49
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,867,200,000	27,731
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	2,110,000,000	31,337
POSCO JAPAN Co., Ltd.	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	1,847,500,000	27,438
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	1,333,780,580	19,809
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	4,213
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C	KB Bank(Seoul)	KRW	102,000,000,000	102,000
	(China) Investment Co., Ltd.	Woori Bank(Beijing branch)	USD	33,000,000	38,059
[Associates]
POSCO	BX STEEL POSCO Cold Rolled	BOC and others	CNY	316,860,000	57,830
	Sheet Co., Ltd.		USD	8,220,000	9,480
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,256
Daewoo International	DMSA, AMSA	Other Bank	USD	123,866,667	142,855
Corporation		Other oversea financial	USD	16,133,333	18,607
institution
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	5,950,000	6,862

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
POSCO E&C Co., Ltd.	PSIB Co., Ltd.	Hana Bank	KRW	356,600,000,000	356,600
	Taegisan Wind Power
	Corporation	Korea Development Bank	KRW	7,500,000,000	7,500
	CHUNGJU ENTERPRISE CITY	NH Bank	KRW	22,458,760,000	22,459
	DEVELOPMENT Co., Ltd.
	Pohang Technovalley Pvf Co., Ltd.	Shinhan Bank	KRW	7,140,000,000	7,140
POSCO P&S Co., Ltd.	Sebang Steel	Fukuoka Bank	JPY	245,000,000	3,639
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,637,717,095	64,638
	CHUNGJU ENTERPRISE CITY	NH Bank	KRW	2,530,000,000	2,530
	DEVELOPMENT Co., Ltd.
POSCO China Co., Ltd.	POSCO SeAH Steel Wire (Nantong) Co., Ltd.	POSCO Investment Co., Ltd.	USD	7,500,000	8,650
Daewoo(China) Co., Ltd.	Shanghai Lansheng	China Construction Bank	CNY	100,000,000	18,251
	Daewoo Corporation
[Others]
Daewoo International	Ambatovy Project	Export-Import Bank of	USD	46,653,812	53,806
Corporation	Investments Limited	Korea and others
	Sherritt International	Export-Import Bank of	USD	6,090,268	7,024
	Corporation	Korea and others
POSCO E&C Co., Ltd.	Cooperative	NH Bank and others	KRW	3,000,000,000	3,000
	Other cooperatives	ABCP and others	KRW	935,687,702,025	935,688
	1st ALDJ PFV, Ltd	Hana Bank and others	KRW	277,212,000,000	277,212
	THE GALE INVESTMENTS	Woori Bank	USD	50,000,000	57,665
	COMPANY, L.L.C. and others
POSCO P&S Co., Ltd.	Asia Speciality Steel Co., Ltd.	Yamaguchi Bank	JPY	2,700,000,000	40,099
	GIPI	Bank Muscat, Bank Sohar	USD	12,000,000	13,840
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank	KRW	235,638,897,793	235,639
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	14,025,043	16,175
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co.,Ltd and ot	KRW	1,604,990,406,464	1,604,990
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	441,611,863	442
	Hyundai Hysco Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	2,194,500,000	2,195
Daewoo Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	50,509,662,000	50,510
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	65,937,188,179	65,937
PHP Co., Ltd	Expo apt	KB Bank	KRW	387,849,000,000	387,849

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
Daewoo Cement (Shandong) Co., Ltd.	SDAC	Bank of China	USD	35,000,000	40,366

			CNY	1,089,860,000	198,910
			EUR	24,565,296	36,703
			JPY	57,261,240,580	850,421
			KRW	4,126,376,427,919	4,126,376
			MYR	240,000,000	87,110
			USD	1,792,604,988	2,067,411
			UZS	6,519,920,000	4,213

(b) POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to (Won)2,748,647 million. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to (Won)695,343 million and Project Financing loan amounted to (Won)444,836 million as of December 31, 2011.

(c) Other commitments

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2011, 261 million tons of iron ore and 38 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

As of December 31, 2011, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million, respectively. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Chinabad, west-Fergana,, respectively. The repayment of borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective project fails. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by borrowing agreements.

POSCO E&C Co., Ltd

To contractors involved in some of the construction contracts operator and financial institutions by agreement with the work of the operating funds operator 81,254 million deposit. POSCO E&C Co., Ltd manage the deposit accounts as a memorandum account without separate accounting treatment reflecting the economic substance because the operator is the owner of above-mentioned account.

POSCO E&C Co., Ltd has bank overdraft agreements of up to 20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and 3,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to 260,000 million and USD 308 million with Woori Bank and 53,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd. has entered into the repayment agreement with SMS Energy Co.,Ltd., which borrowed money from several lenders including Hana Bank, for its new and renewable energy business. According to the agreement, if the borrower cannot redeem the loan, POSCO ICT Co., Ltd. should repay or undertake it amounting to 300,126 million and should take charge of revenues from selling electric power after the repayment. Also, if the borrower cannot run the new and renewable energy business due to default and bankruptcy, POSCO ICT Co., Ltd. may acquire the business unit from the borrower.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

POSCO Specialty Steel Co., Ltd.

POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to 280,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used 147,547 million of this loan agreement.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and nine other banks for opening letters of credit of up to USD 98 million, and for a loan of up to 102,255 million. POSCO Specialty Steel Co., Ltd. has used USD 0.6 million, CHF 1.6 million, JPY 95 million and EUR 0.6 million for opening letters of credit and 9,737 million for a loan.

(d) Litigation in progress

As of December 2011, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details of amount claimed are as follows:

Company	Legal actions	Amount		Legal equivalent amount	Description
	(in millions of Won, in thousand of foreign currencies)
POSCO	12	KRW	8,806	8,806	Lawsuit on the claim for damages
POSCO E&C Co., Ltd.	44	KRW	31,067	31,067	Lawsuit on the claim for payment
POSCO P&S Co., Ltd.	1	KRW	931	931	Lawsuit on the claim for damages
POSCO Plant Engineering Co., Ltd.	4	KRW	3,088	3,088	Lawsuit on the claim for payment
POSCO ICT Co., Ltd.	8	KRW	2,211	2,211	Lawsuit on the claim for payment
Seoung Gwang Co., Ltd.	2	KRW	2,277	2,277	Imposed high tax rate
POSCO E&C (China) Co., Ltd.	1	CNY	3,790	692	Lawsuit on the claim for payment of work completed related with the subcontractor and second
POSCO Engineering Co., Ltd. (formerly Daewoo Engineering Co.,	8	KRW	20,774	20,774	Lawsuit on the claim for damages
POSBRO Co., Ltd.	1	KRW	435	435	Lawsuit on the claim for payment
Daewoo International Corporation	1	CNY	30,000	5,475	Lawsuit on the claim for damages
	1	EUR	5,000	7,471
	1	INR	4,458,849	97,025
	3	KRW	711	711
	3	USD	824	951
	1	UYU	1,103	66

The Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company.

(e) Other contingencies

POSCO has provided five blank promissory notes to Korea Resources Corporation and six blank promissory notes to Korea National Oil Corporation as collateral for outstanding loans.

As of September 31, 2011, POSCO E&C Co., Ltd. has provided ten blank promissory notes, eleven blank checks and six other notes, amounting to (Won)61,704 million approximately, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

Daewoo International Co., Ltd has provided fifty-one blank promissory notes to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

35.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Trade accounts and notes receivable	(Won)	(2,402,346)	(538,949)
Other financial assets		(187,607)	226,211
Inventories		(2,538,178)	(3,518,927)
Other current assets		(310,397)	(137,246)
Other long-term assets		47,929	(77,912)
Accounts payable		265,993	(342,177)
Other financial liabilities		260,306	35,008
Other current liabilities		384,943	185,226
Provisions		(36,511)	9,157
Payment of severance benefits		(574,759)	(90,951)
Plan assets		252,671	(140,173)
Other long-term liabilities		(12,791)	(62,737)

	(Won)	(4,850,747)	(4,453,470)

36.	Operating Segments

(a) Our operating businesses are organized based on the nature of markets and customers. We have four reportable operating segments — steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics.

(b) Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(c) Information about reportable segments as December 31, 2011, 2010 and January 1, 2010 are as follow:

1) For the year ended December 31, 2011

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	(Won)	39,151,930	21,097,356	5,476,209	3,213,230	68,938,725
Internal revenues		17,138,610	7,525,555	2,996,933	2,446,417	30,107,515
Total revenues		56,290,540	28,622,911	8,473,142	5,659,647	99,046,240
Interest income		154,671	43,842	22,744	22,025	243,282
Interest expenses		551,478	93,532	69,050	110,615	824,675
Depreciation and amortization		2,128,182	37,320	31,238	178,429	2,375,169
Impairment loss of property, plant and equipment and others		25,177	34,544	23,397	995	84,113
Impairment of available-for-sale financial assets		136,638	—	—	16,166	152,804
Share of profit or loss of investment in subsidiaries and associates (*1)		(33,361)	—	—	(6,888)	(40,249)
Income tax expense		1,111,709	35,322	22,536	16,454	1,186,021
Segments profit		3,689,461	195,298	154,618	155,277	4,194,654
Segments assets		67,961,383	12,120,560	8,764,698	6,663,297	95,509,938
Investment in associates		14,226,687	1,899,762	918,079	186,490	17,231,018
Acquisition of non-current assets		9,385,381	607,076	207,619	594,514	10,794,590
Segments liabilities	(Won)	23,169,910	9,706,622	5,554,097	4,528,283	42,958,912

2) For the year ended December 31, 2010

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	(Won)	35,527,373	6,236,030	4,348,796	1,775,056	47,887,255
Internal revenues		10,725,583	3,174,342	3,574,669	1,104,332	18,578,926
Total revenues		46,252,956	9,410,372	7,923,465	2,879,388	66,466,181
Interest income		243,306	5,829	25,312	23,986	298,433
Interest expenses		425,024	27,859	60,292	91,799	604,974
Depreciation and amortization		2,949,227	16,613	30,545	74,079	3,070,464
Impairment loss of property, plant and equipment and others		730	—	127,516	2,636	130,882
Impairment of available-for-sale financial assets		11,627	—	1,754	43,791	57,172
Share of profit or loss of investment in subsidiaries and associates (*1)		(1,324)	(852)	—	(9,516)	(11,692)
Income tax expense		1,025,156	(47,967)	69,780	5,080	1,052,049
Segments profit		4,088,737	94,014	256,183	12,913	4,451,847
Segments assets		60,773,736	9,605,706	6,477,360	4,978,137	81,834,939
Investment in associate		11,694,102	1,664,760	601,559	39,845	14,000,266
Acquisition of non-current assets		10,500,517	669,485	169,591	1,480,715	12,820,308
Segments liabilities	(Won)	19,570,113	7,519,031	3,632,366	3,407,866	34,129,376

3) For the year ended January 1, 2010

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
Segments assets	(Won)	50,413,387	1,353,462	5,916,985	3,618,611	61,302,445
Segments liabilities		13,795,461	839,222	3,766,113	2,233,248	20,634,044

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(d) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	December 31, 2011		December 31, 2010
	(in millions of Won)
Total revenue for reportable segments	(Won)	99,046,240	66,466,181
Elimination of inter-segment revenue		(30,107,515)	(18,578,926)

	(Won)	68,938,725	47,887,255

2) Profit

	December 31, 2011		December 31, 2010
	(in millions of Won)
Total profit for reportable segments	(Won)	4,194,654	4,451,847
Goodwill and PP&E FV adjustments		(39,490)	(10,873)
Elimination of inter-segment profits		(440,878)	(255,323)
Income tax expense		1,068,109	1,081,472

Profit before income tax expense	(Won)	4,782,395	5,267,123

3) Assets

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Total assets for reportable segments (*1)	(Won)	95,509,938	81,834,939	61,302,445
Equity-accounted investees		(13,393,184)	(10,693,841)	(6,539,705)
Goodwill and PP&E FV adjustments		4,357,046	4,053,576	—
Elimination of inter-segment assets		(8,064,963)	(5,776,248)	(3,235,593)

	(Won)	78,408,837	69,418,426	51,527,147

(*)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4) Liabilities

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Total liabilities for reportable segments	(Won)	42,958,912	34,129,376	20,634,044
Goodwill and PP&E FV adjustments		(341,853)	(340,291)	—
Elimination of inter-segment liabilities		(4,938,141)	(2,907,826)	(2,440,579)

	(Won)	37,678,918	30,881,259	18,193,465

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

5) Other significant items

	December 31, 2011					December 31, 2010
	Total Segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated	Total Segment	Goodwill and PP&E FV adjustments	Elimination of inter- segment	Consolidated
	(in millions of Won)
Interest income	(Won)	243,282	—	(27,048)	216,234	298,433	—	(5,505)	292,928
Interest expenses		824,675	(6,312)	(30,015)	788,348	604,974	(1,301)	(16,790)	586,883
Depreciation and amortization		2,375,169	63,691	(172,561)	2,266,299	3,070,464	13,073	(47,642)	3,035,895
Share of profit or loss of equity-accounted investees		(40,249)	—	90,818	50,569	(11,692)	—	194,348	182,656
Income tax expense		1,186,021	(12,194)	(105,718)	1,068,109	1,052,049	—	29,423	1,081,472
Impairment loss of property, plant and equipment and others		84,113	—	14,958	99,071	130,882	—	(2,799)	128,083
Impairment of available-for-sale financial assets		152,804	—	—	152,804	57,172	—	—	57,172

	(Won)	4,825,815	45,185	(229,566)	4,641,434	5,202,282	11,772	151,035	5,365,089

(e) Revenue by geographic area for years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	(in millions of Won)
Domestic	(Won)	53,986,926	37,759,641
Japan		2,386,578	1,503,703
China		6,070,588	5,133,279
Asia		2,645,428	1,763,108
North America		1,281,906	426,138
Others		2,567,299	1,301,386

	(Won)	68,938,725	47,887,255

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

(f) Non-current assets by geographic area as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
	(in millions of Won)
Domestic	(Won)	29,386,052	27,145,016	21,141,361
Japan		320,009	292,742	267,777
China		1,474,983	1,384,862	1,047,802
Asia		1,752,302	754,191	744,832
North America		110,702	72,809	29,460
Others		1,181,597	900,654	423,953

	(Won)	34,225,645	30,550,274	23,655,185

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g) The are no customers whose revenue is 10% or more of total consolidated revenues.

37.	Business Combinations

(a) Daewoo International Corporation

POSCO acquired a 68.15% controlling financial interest in Daewoo International Corporation, a Korean Company listed on the Korean Securities Exchange (“Daewoo International”), for (Won)3,371,481 million in cash in 2010. There is no contingent consideration. The acquisition was consummated on September 20, 2010. Daewoo International is engaged in various business activities, such as providing export services, export agent services, intermediary trading, manufacturing, distribution and natural resource development. Goodwill arising from the acquisition primarily results from synergies the Company and its subsidiaries expect to realized. The results of operations of Daewoo International Corporation have been consolidated from the date of acquisition. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly. The amounts of revenues and net profit of Daewoo International Corporation since the acquisition date to December 31, 2010 included in consolidated revenues and net profit amounted to (Won)3,951,609 million and (Won)870,295 million, respectively.

Goodwill recognized as a result of POSCO’s acquisition of Daewoo International Corporation was as follows:

	Amount
	(in millions of Won)
I. Consideration transferred	(Won)	3,371,481
II.Non-controlling interests (*1)		1,042,678

Total		4,414,159

III.Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		403,971
Trade accounts and notes receivable and other financial assets		2,881,084
Inventories		722,807
Property, plant and equipment and intangible assets		3,182,679
Other assets		1,642,274

Total		8,832,815

[Liabilities]
Trade accounts and notes payable and other financial liabilities		1,058,922
Borrowings		3,733,623
Other liabilities		790,033

Total		5,582,578

Total acquired net assets		3,250,237

IV.Goodwill recognized	(Won)	1,163,922

(*1)	The non-controlling interests at the acquisition date were measured using their proportionate share in the recognized amounts of Daewoo International Corporation’s identifiable net assets.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Pro-forma Information

The following summarized pro forma consolidated statement of comprehensive income information assumes that the Daewoo International Corporation acquisition occurred as of January 1, 2010. The pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from Daewoo International resulting from the fair valuation of assets acquired in place on acquisition date, i.e. September 30, 2010. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Daewoo International Corporation.

If the Company had acquired Daewoo International Corporation as of January 1, 2010, pro-forma consolidated revenues and proforma net profit for the year ended December 31, 2010 would have been (Won)57,967,590 million and (Won)4,129,693 million, respectively.

(b) POSCO-Thainox Public Company Limited.

The Company has acquired additional shares in POSCO-Thainox Public Company Limited from its previous largest shareholder on September 23, 2011 in order to expand its footprint in the cold-rolled stainless steel sheets and coils market in Southeast Asia and to achieve its synergy effects with its existing operations in the region. The Company obtained control of POSCO-Thainox Public Company Limited. since its voting interest increased from 15.39% to 75.32%. There is no contingent consideration. The results of operations of POSCO-Thainox Public Company Limited have been consolidated from the date of acquisition. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly The amounts of revenues and net profit of POSCO-Thainox Public Company Limited since the acquisition date included in consolidated revenues and net profit amounted to (Won)92,798 million and (Won)11,658 million, respectively. Goodwill recognized in this business combination is as follows:

	Amount
	(in millions of Won)
I. Consideration transferred
Fair value of investment held before acquisition (*1)	(Won)	99,382
Cash		390,474

Total		489,856

II. Non-controlling interests (*2)		121,413

Total		611,269

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		62,080
Trade accounts and notes receivable and other financial assets		102,464
Inventories		149,901
Property, plant and equipment and intangible assets		340,487
Other assets		20,129

Total		675,061

[Liabilities]
Trade accounts and notes payable and other financial liabilities		147,382
Borrowings		11,803
Other liabilities		23,867

Total		183,052

Total acquired net assets		492,009

IV. Goodwill recognized	(Won)	119,260

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(*1)	Upon acquisition of the business, a (Won)57,080 million re-measurement gain on the Company’s existing investment in the acquiree prior to acquisition date (acquisition cost: (Won)42,302 million) was recognized as finance income. The fair value of this existing investment was determined using quoted market price of the shares on acquisition date.

(*2)	The non-controlling interests at the acquisition date were measured using their proportionate share in the recognized amounts of POSCO-Thainox Public Company Limited’s identifiable net assets

After obtaining control, Company acquired additional 19.61% of shares amounting to (Won)126,927 million through tender offer. In results, the percentage of shares increased from 75.32% to 94.93% as of December 31, 2011. Carrying value of POSCO-Thainox Public Company’s net assets is (Won)667,571 million. Regarding this transaction, non-controlling interests decreased by (Won)95,885 million and related differential amounts amounting to (Won)31,043 million was deducted from consolidated capital surplus since it is equity transaction between consolidated entities.

Pro-forma Information

The following summarized pro forma consolidated statement of comprehensive income information assumes that the POSCO-Thainox Public Company Limited acquisition occurred as of January 1, 2011. The pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from POSCO-Thainox Public Company Limited resulting from the fair valuation of assets acquired in place on acquisition date, September 23, 2011. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of POSCO-Thainox Public Company Limited.

If the Company had acquired POSCO-Thainox Public Company Limited as of January 1, 2011, pro-forma consolidated revenues and pro-forma consolidated net profit for the year ended December 31, 2011 would have been (Won)69,243,204 million and (Won)3,726,225 million, respectively.

38.	Transition to IFRS

As stated in note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRSs as issued by International Accounting Standards Board. The accounting policies set out in note 3 have been applied in preparing the financial statements as of and for the year ended December 31, 2011, the comparative information presented in theses consolidated financial statements as of and for the year ended December 31, 2010 and in preparation of an opening IFRS statement of financial position at the date of transition, January 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported in accordance with previous GAAP. An explanation of how the transition from previous GAAP to IFRSs has affected the Company’s reported financial position, financial performance and cash flows is as follows:

(a) Exemptions elected from IFRS No. 1 “First-time Adoption of International Financial Reporting Standards”.

The Company has elected to use one or more of the exemptions in accordance with IFRS No. 1 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

1) Business combination

The Company has not retrospectively applied the business combinations that took place prior to the date of transition to IFRS.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2) Deemed cost of property, plant and equipment

The Company has elected to use the revaluations of prior to the date of transition to IFRS as deemed cost at the date of transition for certain items of property, plant and equipment and use the fair value at the date of transition as deemed cost at the date of transition for certain machinery and equipment.

3) Borrowing costs

The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to IFRS.

4) Cumulative translation differences

The Company has elected to set the previously cumulative translation differences to zero at the date of transition and these exemption are applied to all foreign operations.

5) Share-based payment transactions

The Company has not retrospectively applied IFRS accounting requirements to cash-settled share-based payment transactions that took place prior to the date of transition to IFRS.

6) Leases

For arrangements existing at the date of transition to IFRS, the Company determined whether the arrangements were lease arrangements based on the facts and circumstances at the date of transition.

(b) The significant adjustments regarding transition to IFRS are as follows:

1) Employee Benefits

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of statement of financial position. Under IFRS, the Company recognized defined benefit obligation based on actuarial assumptions.

2) Goodwill acquired in the business combination or a gain from a bargain purchase

Under previous GAAP, the Company amortized goodwill acquired in a business combination on a straight-line method of less than 20 years and a gain from a bargain purchase reversed in weighted average useful life of depreciable assets. Under IFRS, goodwill is not amortized, but is tested for impairment annually. Also, a gain from a bargain purchase is recognized in profit or loss on the acquisition date.

3) Transfer of financial assets

Under previous GAAP, the Company recognized transfer of the financial assets to financial institution as disposal transaction when the control is transferred. Under IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial asset, it is recognized in the financial liabilities instead of derecognition of financial assets.

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4) Deferred taxes

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book base and its tax base regarding the investment in subsidiaries and others. However, under IFRS, the Company recognizes deferred tax assets or deferred tax liabilities considering how the temporary differences will be realized.

5) A lot-solid apartment after rental

Under previous GAAP, a lot-solid apartment after rental is accounted for as an operating lease. Under IFRS, a lot-solid apartment of the rental is accounted for as a finance lease.

(c) Changes in scope of subsidiaries

	Changes	Subsidiaries
Inclusion (35)	Included in the scope of consolidation under IFRS. These entities were not consolidated under GAAP since their total assets were less than (Won)10 billion.	PT. POSNESIA, Qingdao Pos-metal Co., Ltd., POSCO E&C India Private Ltd., POSCO E&C SMART, Pohang SFC Co., Ltd., POSWITH Co., Ltd., Basis Industries, Dalian POSCON Dongbang Automatic Co., Ltd., SANPU TRADING CO., LTD., Zhangjiagang BLZ Pohang International Trading Co., Ltd., POSCO Australia GP Limited, POSCO Mexico Human Tech., POSCO Mexico East Steel Distribution Center Co., Ltd., POSTECH BD Newundertaking fund, POSCO Gulf Logistics LLC., POSBRO Co., Ltd., POSCO ICT-China, DWEMEX S.A.DE C.V., POS MPC Servicios de C.V., EUROTALY S.A., POSCO South East Asia Pte. Ltd., VECTUS Ltd., POMIC Co., Ltd., POSCO Maharashtra Steel Pvt. Ltd., POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center, POSCO Vietnam Ha Noi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co., Ltd., POSCO E&C Venezuela C.A, POSFINE Co., Ltd., PT. MRI, Mapo high broad parking Co., Ltd., Dakos Co., Ltd., POSCALCIUM Company, Ltd

	Included in the scope of consolidation under IFRS, SIC12: Consolidation-Special Purpose Entities	ZEUS(Cayman)

Exclusion(5)	The Company owns less than 50% of voting power. These entities are excluded from the scope of consolidation assuming that the Company does not have de facto control.	Metapolis Co., Ltd., POSMATE Co., Ltd., POSCO M-TECH Co., Ltd., Universal Studios Resort Asset Management Corp., VSC POSCO Steel Corporation

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(d) Effects on financial position, financial performance and cash flows by the transition from previous GAAP to IFRS

1) Reconciliations of the financial position on January 1, 2010:

	Total assets		Total liabilities	Total equity
	(in millions of Won)
Previous GAAP	(Won)	50,311,748	18,647,434	31,664,314

Adjustments :
Changes of consolidation		(455,814)	(526,348)	70,534
Revaluation of machinery and equipment		1,939,001	—	1,939,001
Transfer of a financial asset		111,759	111,932	(173)
Recognition of financial guarantee liabilities		6,295	6,295	—
Reversal of negative goodwill		10,352	—	10,352
Actuarial valuation of defined benefit liabilities		(63)	36,603	(36,666)
Finance lease		(355,899)	(359,542)	3,643
Construction contracts		448,066	428,736	19,330
Other adjustments		(192,101)	467	(192,568)
Deferred tax effect		(296,198)	(152,112)	(144,086)

Total adjustments		1,215,398	(453,969)	1,669,367

IFRS	(Won)	51,527,146	18,193,465	33,333,681

2) Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010

	Total assets		Total liabilities	Total equity	Net income	Total comprehensive income
	(in millions of Won)
Previous GAAP	(Won)	67,945,933	30,744,512	37,201,421	4,217,695	4,840,977
Adjustments :
Changes in scope of consolidated companies		(1,246,713)	(985,200)	(261,513)	206,889	130,970
Revaluation of machinery and equipment		1,633,056	—	1,633,056	(305,945)	(305,945)
Transfer of a financial asset		1,344,849	1,338,732	6,117	1,635	1,635
Recognition of financial guarantee liabilities		21,304	27,443	(6,139)	(1,618)	(1,618)
Reversal of negative goodwill		9,819	—	9,819	9,819	9,819
Withdrawal of amortization on goodwill		68,364	—	68,364	68,364	68,364
Actuarial valuation of defined benefit liabilities		(4,067)	91,357	(95,424)	144,073	(8,052)
Finance lease		(542,848)	(557,959)	15,111	11,469	11,469
Construction contracts		367,427	339,184	28,243	(2,942)	(2,942)
Capitalization of financial cost		63,382	92,186	(28,804)	1,733	1,733
Other adjustments		(89)	260,492	(260,581)	(221,402)	30,631
Deferred tax effect		(241,991)	(469,488)	227,497	55,881	55,881

Total adjustments		1,472,493	136,747	1,335,746	(32,044)	(8,055)

IFRS	(Won)	69,418,426	30,881,259	38,537,167	4,185,651	4,832,922

POSCO

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3) Cash flow statement

Under IFRS, interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flow operating activities. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Chung, Joon-Yang
Name:	Chung, Joon-Yang
Title:	Chief Executive Officer and Representative Director
Date:	April 30, 2012

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously