Form 20-F
period 2012-12-31
POSCO
filed 2013-04-29
CIK 889132

As filed with the Securities and Exchange Commission on April 29, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Lee, Sang Gyun

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

None

As of December 31, 2012, there were 77,244,244 shares of common stock, par value Won 5,000 per share, outstanding (not including 9,942,391 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒        No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐         No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒         No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐         No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.    U.S. GAAP  ☐        IFRS  ☒       Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐         Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐         No  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.
“ADR depositary”	The Bank of New York Mellon.
“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.
“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.
“Commercial Code”	Commercial Code of the Republic of Korea.
“common stock”	Common stock, par value Won 5,000 per share, of POSCO.
“deposit agreement”	Deposit Agreement, dated as of September 26, 1994, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, as amended by amendment no. 1 thereto dated June 25, 1997.
“Dollars,” “$” or “US$”	The currency of the United States of America.
“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.
“Government”	The government of the Republic of Korea.
“IASB”	International Accounting Standards Board.
“IFRS”	International Financial Reporting Standards.
“Yen” or “JPY”	The currency of Japan.
“Korea”	The Republic of Korea.
“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.
“Gwangyang Works”	Gwangyang Steel Works.
“We”	POSCO and its consolidated subsidiaries.
“Pohang Works”	Pohang Steel Works.
“POSCO Group”	POSCO and its consolidated subsidiaries.
“Renminbi”	The currency of the People’s Republic of China.
“Securities Act”	The United States Securities Act of 1933, as amended.
“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.
“SEC”	The United States Securities and Exchange Commission.
“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.
“U.S. GAAP”	Generally accepted accounting principles in the United States of America.
“Won” or “￦”	The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.  Identity of Directors, Senior Managers and Advisers

Item 1.A.  Directors and Senior Management

Not applicable

Item 1.B.  Advisers

Not applicable

Item 1.C.  Auditors

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2010, 2011, and 2012 and for each of the years in the three-year period ended December 31, 2012 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001, Presentation of Financial Statements, as adopted by the KASB in 2012, pursuant to which we present operating profit or loss as an amount of revenue less cost of sales and selling and administrative expenses. In our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. See “Item 5.a. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

	For the Year Ended December 31,
	2010	2011	2012	2012
	(In billions of Won and millions of Dollars, except per share data)
Revenue (1)	￦ 47,887	￦ 68,939	￦ 63,604	US$ 59,382
Cost of sales (2)	39,722	59,824	56,143	52,416

Gross profit	8,165	9,115	7,461	6,966
Administrative expenses	1,492	2,035	2,129	1,988
Selling expenses	1,120	1,612	1,679	1,568
Other operating income	223	307	448	418
Other operating expenses	342	367	809	755

Operating profit	5,434	5,408	3,292	3,073
Share of profit (loss) of equity-accounted investees	183	51	(23)	(21)
Finance income	1,739	3,190	2,897	2,705
Finance costs	2,088	3,867	2,798	2,612

Profit before income tax	5,267	4,782	3,368	3,144
Income tax expense	1,081	1,068	983	918

Profit for the period	4,186	3,714	2,386	2,227
Total comprehensive income for the period	4,765	2,442	1,748	1,632

Profit (loss) for the period attributable to:
Owners of the controlling company	4,106	3,648	2,462	2,298
Non-controlling interests	80	66	(76)	(71)

Total comprehensive income (loss) attributable to:
Owners of the controlling company	4,640	2,530	1,912	1,785
Non-controlling interests	126	(88)	(164)	(153)

Basic and diluted earnings per share (3)	53,297	47,224	31,874	29,758

Dividends per share of common stock	10,000	10,000	8,000

Dividends per share of common stock (in Dollars) (4)	US$ 8.78	US$ 8.67	US$ 7.47

Selected consolidated statements of financial position data

	As of December 31,
	2010	2011	2012	2012
	(In billions of Won and millions of Dollars)
Working capital (5)	￦ 9,395	￦ 13,952	￦ 11,791	US$ 11,008

Total current assets	27,672	33,557	31,566	29,471
Property, plant and equipment, net	25,438	28,453	32,276	30,134
Total non-current assets	41,746	44,852	47,700	44,534
Total assets	69,418	78,409	79,266	74,004

Short-term borrowings and current installments of long-term borrowings	10,476	10,792	10,509	9,812
Long-term borrowings, excluding current installments	10,664	16,020	14,412	13,455
Total liabilities	30,881	37,679	36,836	34,391

Share capital	482	482	482	450
Total equity	38,537	40,730	42,429	39,613

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2010	2011	2012	2012
	(In billions of Won and millions of Dollars)
Net cash provided by operating activities	￦ 3,582	￦ 1,692	￦ 7,319	US$	6,833
Net cash used in investing activities	(6,915)	(5,517)	(6,169)		(5,759)
Net cash provided by (used in) financing activities	4,588	4,900	(908)		(848)

Net increase in cash and cash equivalents	1,248	1,078	82		77
Cash and cash equivalents at beginning of the year	2,273	3,521	4,599		4,294
Cash and cash equivalents at end of the year	3,521	4,599	4,681		4,370

(1)	Includes sales by our consolidated subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 31 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 77,032,878 shares as of December 31, 2010, 77,251,818 shares as of December 31, 2011 and 77,244,444 shares as of December 31, 2012.

(4)	Translated into Dollars by applying the exchange rate at the end of the applicable year as announced by Seoul Money Brokerage Services, Ltd.

(5)	“Working capital” means current assets minus current liabilities.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Per US$1.00)
2008	1,257.5	1,102.6	1,509.0	934.5
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
October	1,094.1	1,106.9	1,115.4	1,094.1
November	1,084.7	1,087.5	1,091.7	1,083.0
December	1,071.1	1,077.0	1,083.7	1,071.1
2013 (through April 26)	1,113.9	1,093.7	1,138.9	1,055.4
January	1,082.7	1,065.4	1,088.0	1,055.4
February	1,085.4	1,086.7	1,094.2	1,077.8
March	1,112.1	1,102.2	1,117.5	1,081.9
April (through April 26)	1,113.9	1,123.2	1,138.9	1,112.5

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. While the rate of deterioration of the global economy slowed in the second half of 2009 and the global economy showed some signs of stabilization and improvement in recent years, there can be no assurance that such recovery will continue.

Difficulties affecting the European Union and global financial sectors, adverse conditions and volatility in the European Union and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European Union and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The global economic downturn in recent years had a pronounced negative effect on the global demand for steel products and their prices in 2008 and 2009. In addition, the level of trading activities between Korea and other countries tends to fluctuate based on general conditions in the Korean and global economies. While the rate of deterioration of the global economy slowed in the second half of 2009 and the global economy showed some signs of stabilization and improvement in recent years, the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain.

In response to sluggish demand from our customers in industries adversely impacted by the deteriorating global economic conditions in the second half of 2008, such as the automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first quarter of 2009. Signs that the pace of deterioration in market conditions had slowed began to appear in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, showed signs of recovery starting in the second quarter of 2009. In response, we began to incrementally increase our crude steel production starting in April 2009 and our production level normalized in the second half of 2009. Our crude steel production decreased from 34.7 million tons in 2008 to 31.1 million tons in 2009, but rebounded to 35.4 million tons in 2010, 39.1 million tons in 2011 and 39.7 million tons in 2012. Prices of our steel products gradually recovered starting in the third quarter of 2009, but our export prices fell substantially in the second half of 2011 and decreased further in 2012 due to uncertainties in the global economy caused by financial difficulties affecting European countries including Greece, Spain, Portugal and Italy. Our domestic sales prices remained relatively stable in the second half of 2011 but decreased in 2012.

We believe that global demand for steel products will remain relatively weak in 2013, and we plan to decrease our steel production to approximately 37 million tons in 2013. We may decide to further adjust our future crude steel production or our sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. In addition, economic downturns in the Korean and global economies could result in market conditions characterized by weaker demand and falling prices for export and import products and reduced trade levels. Deterioration of market conditions may result in changes in assumptions underlying the carrying value of certain assets, which in turn could result in impairment of such assets, including intangible assets such as goodwill. We expect fluctuation in demand for our steel products and trading services to continue to prevail at least in the near future, which may adversely affect our business, results of operations or financial condition.

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 52.0% of our total revenue from steel products produced and sold by us in 2012. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of Daewoo International Corporation (“Daewoo International”), our consolidated subsidiary in which we hold a 60.3% interest, are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea.

The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar and the stock prices of Korean companies have fluctuated significantly in recent years. In particular, there has been increased volatility following the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 as well as increasing financial difficulties affecting European countries including Greece, Spain, Portugal and Italy, and the overall prospects for the Korean and global economies in 2013 and beyond remain uncertain. Any future deterioration of the Korean and global economies could adversely affect our business, results of operations and financial condition.

Developments that could have an adverse impact on Korea’s economy include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Dollar, the Euro or the Yen exchange rates or revaluation of the Renminbi), interest rates, inflation rates or stock markets;

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

Our export sales and overseas sales to customers abroad accounted for 48.0% of our total revenue from steel products produced and sold by us in 2012. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 69.7% of our total export sales revenue from steel products produced and exported by us in 2012, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2012, 48.0% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in Dollar, Yen and Renminbi terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars and to a lesser extent in Yen and Renminbi.

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, Daewoo International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because Daewoo International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly Daewoo International and POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”) also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. Because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), depreciation of the Won generally has a negative impact on our results of operations.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 51.0 million dry metric tons of iron ore and 27.4 million wet metric tons of coal in 2012. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and the United States. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations.

In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$191 in 2010, US$289 in 2011 and US$209 in 2012. The average market price of iron ore per dry metric ton

(free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$135 in 2010, US$160 in 2011 and US$122 in 2012. Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. In case of iron ore, if we fail to agree on the quarterly price adjustment within a predetermined deadline, the supplier and we typically agree on the purchase price based on the price formula that reflects the spot market price as well as the quality of iron ore and transportation expense. As of December 31, 2012, 217 million tons of iron ore and 27 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and constructing industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. In recent years, driven in part by strong growth in steel consumption in the developing world, particularly in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In addition, the global steel industry has experienced consolidation in recent years, including through the merger of Mittal and Arcelor in 2006 that created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A. and new market entrants, especially from China and India, have resulted in significant price competition and may result in declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

Trading. Daewoo International competes principally with six other Korean general trading companies, each of which is affiliated with a major domestic business group, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, in recent years, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense.

The overseas trading markets in which Daewoo International operates are also highly competitive. Daewoo International’s principal competitors in the overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As Daewoo International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of Daewoo International’s competitors may be more experienced and have greater financial resources and pricing flexibility than Daewoo International, as well as more extensive global networks and wider access to customers. There is no assurance that Daewoo International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on its business, results of operations or financial condition.

Construction. POSCO E&C, our consolidated subsidiary in which we hold an 89.5% interest, operates in the highly competitive construction industry. Competition is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. Intense competition among construction companies may result in, among other things, a decrease in the price POSCO E&C can charge for its services, difficulty in winning bids for construction projects, an increase in construction costs and difficulty in obtaining high-quality contractors and qualified employees.

In Korea, POSCO E&C’s main competition in the construction of residential and non-residential buildings, EPC (or engineering, procurement and construction) projects, urban planning and development projects and civil works projects consists of approximately ten major domestic construction companies, all of which are member companies of other large business groups in Korea and are capable of undertaking larger-scale, higher-value-added projects that offer greater potential returns. A series of measures introduced by the Government over the past few years to regulate housing prices in Korea, as well as an increasing popularity of low-bid contracts in civil works project mandates, have contributed to increased competition in the Korean construction industry in recent years.

Competition for new project awards in overseas markets is also intense. In these markets, POSCO E&C faces competition from local construction companies, as well as international construction companies from other countries, including other major Korean construction companies with overseas operations. Construction companies from developed countries may be more experienced, have greater financial resources and possess more sophisticated technology than POSCO E&C, while construction companies from developing countries often have the advantage of lower wage costs. Some of these competitors have achieved higher market penetration than POSCO E&C has in specific markets in which it competes, and POSCO E&C may need to accept lower margins in order for it to compete successfully against them. POSCO E&C’s failure to successfully compete in the domestic or overseas construction markets could adversely affect its market position and its results of operations and financial condition.

We may not be able to successfully execute our diversification strategy.

In part to prepare for the eventual maturation of the Korean steel market, our overall strategy includes securing new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC projects in the steel sector and natural resources development, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, production of comprehensive materials such as lithium, silicon, carbon and magnesium, information and technology consulting services, and automation and system integration engineering services. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. For example, on September 20, 2010, we acquired a controlling interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles, operates a department store in Korea.

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

We conduct international trading and construction operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our steel production operations internationally by carefully seeking out promising investment opportunities, particularly in China, India, Southeast Asia and Latin America, in part to prepare for the eventual maturation of the Korean steel market. We may enter into joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

From time to time, we may selectively acquire or invest in companies or businesses that may complement our business. In order to finance these acquisitions, we intend to use cash on hand, funds from operations, issuances of equity and debt securities, and, if necessary, financings from banks and other sources as well as entering into consortiums with financial investors. However, no assurance can be given that we will be able to obtain sufficient financing for such acquisitions or investments on terms commercially acceptable to us or at all. We also cannot assure you that such financings and related debt payment obligations will not have a material adverse impact on our financial condition, results of operations or cash flow.

Further increases in, or new impositions of, anti-dumping or countervailing duty proceedings may have an adverse impact on our export sales.

We are subject to a number of anti-dumping duties in India, Russia, Indonesia, Australia and Malaysia and a number of anti-dumping investigations in Brazil, Australia, Thailand, Mexico and Taiwan. Our products that have been subject to anti-dumping or countervailing duty proceedings in the aggregate have not accounted for a material portion of our total sales in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

We participate in overseas natural resources exploration, development and production projects abroad, which expose us to various risks.

As part of consortia or through acquisitions of minority interests, we engage in overseas natural resources exploration, development and production projects in various locations, including a gas field exploration project in Myanmar, in which Daewoo International had invested approximately Won 1,126 billion as of December 31, 2012 and plans to make substantial further investments in the future. Daewoo International expects to generate revenue from the Myanmar gas field project starting in May 2013. We may also selectively acquire or invest in companies or businesses that engage in such activities. As part of our efforts to diversify our operations, we intend to continue to expand our operations by carefully seeking out promising exploration, development and production opportunities abroad. To the extent that we enter into these arrangements, our success in these endeavors will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

The demand and market acceptance for such activities abroad are subject to a substantially higher level of uncertainty than our traditional steel business and are substantially dependent upon the market condition of the global natural resources industry as well as the political and social environment of the target countries. The performance of projects in which we participate may be adversely affected by the occurrence of military hostility, political unrest or acts of terrorism. In addition, some of our current exploration, development and production projects involve drilling exploratory wells on properties with no proven amount of natural resource reserves. Although all drilling, whether developmental or exploratory, involves risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of natural resources. We have limited experience in this business, and we cannot assure you that our overseas natural resources exploration, development and production projects will be profitable, that we will be able to meet the financing requirements for such projects, or that we can recoup the costs related to such investments, which in turn could materially and adversely affect our business, financial condition and results of operations.

We may encounter problems with joint overseas natural resources exploration, development and production projects and large-scale infrastructure projects, which may materially and adversely affect our business.

In recent years, we have begun to focus increasingly on overseas natural resources exploration, development and production projects. We typically pursue these natural resources exploration, development and production projects jointly with consortium partners or through acquisition of minority interests in such projects, and we expect to be involved in other joint projects in the future. We sometimes hold a majority interest in the projects among the consortium partners, but we often lack a controlling interest in the joint projects. Therefore, we may not be able to require that our joint ventures sell assets or return invested capital, make additional capital contributions or take any other action without the vote of at least a majority of our consortium partners. If there are disagreements between our consortium partners and us regarding the business and operations of the joint projects, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. Certain major decisions, such as selling a stake in the joint project, may require the consent of all other partners. These limitations may adversely affect our ability to obtain the economic and other benefits we seek from participating in these projects.

In addition, our consortium partners may:

•	have economic or business interests or goals that are inconsistent with us;

•	take actions contrary to our instructions, requests, policies or objectives;

•	be unable or unwilling to fulfill their obligations;

•	have financial difficulties; or

•	have disputes with us as to their rights, responsibilities and obligations.

Any of these and other factors may have a material adverse effect on the performance of our joint projects and expose us to a number of risks, including the risk that the partners may be incapable of providing the required financial support to the partnerships and the risk that the partners may not be able to fulfill their other obligations, resulting in disputes not only between our partners and us, but also between the joint ventures and their customers. Such a material adverse effect on the performance of our joint projects may in turn materially and adversely affect our business, results of operations and financial condition.

Cyclical fluctuations based on macroeconomic factors may adversely affect POSCO E&C’s business and performance.

In order to complement our steel operations, we engage in engineering and construction activities through POSCO E&C, an 89.5%-owned subsidiary. The construction segment, which accounted for approximately 7.4% of our consolidated sales in 2012 after adjusting for inter-company sales, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, results of operations or financial condition.

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

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. Although the Korean real estate market temporarily recovered in the second half of 2009 and into 2010, declines in demand and price took place in the Korean real estate market in 2011 and 2012 due to the downturn of the domestic economic cycle and financial risk in Europe, and the overall prospects for the Korean real estate market in 2013 and beyond remain uncertain.

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

We face the risk of litigation proceedings relating to infringement of intellectual property rights of third parties, which, if determined adversely to us, could cause us to lose significant rights, pay significant damage awards or suspend the sale of certain products.

Our success depends largely on our ability to develop and use our technology and know-how in a proprietary manner without infringing the intellectual property rights of third parties. The validity and scope of claims relating to technology and patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, because patent applications in many jurisdictions are kept confidential for an extended period before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or manufacturing processes. Accordingly, we face the risk of litigation proceedings relating to infringement of intellectual property rights of third parties. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

The plaintiffs in actions relating to infringement of intellectual property rights typically seek injunctions and substantial damages. Although patent and other intellectual property disputes are often settled through licensing or similar arrangements, there can be no assurance that such licenses can be obtained on acceptable terms or at all. Accordingly, regardless of the scope or validity of disputed patents or the merits of any patent infringement claims by potential or actual litigants, we may have to engage in protracted litigation. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings could subject us to pay substantial damages to third parties, require us to seek licenses from third parties and pay ongoing royalties or redesign certain products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of technologies in certain jurisdictions. The occurrence of any of the foregoing could have a material adverse effect on our reputation, business, financial condition and results of operations.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space.

•

In late March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as the United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition and the market value of our common shares and ADSs.

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

We acquired a controlling interest in Sungjin Geotec Co., Ltd. (“Sungjin Geotec”), a manufacturer of specialized equipment used in the power and energy industries in May 2010, and we currently hold a 33.0% interest in the company. In recent years, Sungjin Geotec entered into contracts with various suppliers to supply equipment for the development of natural gas fields in Iran, including natural gas fields located in South Pars that is led by Pars Oil and Gas Company, a subsidiary of National Iranian Oil Company. Sungjin Geotec recognized revenues of approximately Won 27 billion in 2010, Won 240 billion in 2011 and Won 134 billion in 2012, and net profits of approximately Won 1 billion in 2010, Won 15 billion in 2011 and Won 25 billion in 2012 related to such activities. Sungjin Geotec has completed or terminated all of its remaining outstanding supply contracts to sell equipment for the development of natural gas fields in Iran, and it does not plan to engage in any sale of equipment in Iran related to the country’s development of petroleum resources in the future.

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

Under the ISA, as amended, sanctions can also be imposed against a company that has actual knowledge of, or should have known of, sanctionable conduct engaged in by another company that it owns or controls. A range of sanctions may be imposed on companies that engage in sanctionable activities, including among other things the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company. By its terms, the CISADA is applicable to certain investments in Iran that commenced on or after July 1, 2010.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran, Syria and Sudan. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, Daewoo International, a global trading company in which we hold a 60.3% interest, engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran and Sudan. Our activities and investments do not involve any U.S. goods or services, and we do not export or re-export U.S. goods or services directly or indirectly to any Sanctions Target. Our activities and investments in Iran, Syria and Sudan accounted for approximately 1.7% of our consolidated revenues in 2010, 3.4% in 2011 and 1.4% in 2012.

We expect to continue to engage in business activities and make investments in countries that are deemed Sanctions Targets over the foreseeable future. Although we believe that OFAC Sanctions under their current terms are not applicable to our current activities, our reputation may be adversely affected, some of our U.S. investors may be required to divest their investments in us under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. We cannot assure you that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our securities.

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

Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 892 Daechi-4-dong, Gangnam-gu, Seoul, Korea 135-777, and our telephone number is (822) 3457-0114.

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 39.7 million tons of crude steel in 2012 and approximately 39.1 million tons in 2011, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2012, Pohang Works had 16.7 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works had an annual crude steel production capacity of 20.8 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market. Domestic sales accounted for 52.0% of our total revenue from steel products produced and sold by us in 2012 and 50.2% in 2011. On a non-consolidated basis, we believe that we had an overall market share of approximately 42% of the total sales volume of steel products sold in Korea in 2012 and approximately 41% in 2011. Our export sales and overseas sales to customers abroad accounted for 48.0% of our total revenue from steel products produced and sold by us in 2012 and 49.8% in 2011. Our major export market is Asia, with China accounting for 28.9%, Asia other than China and Japan accounting for 26.7%, and Japan accounting for 14.1% of our total steel export revenue from steel products produced and exported by us in 2012 and Asia other than China and Japan accounting for 23.2%, China 28.3% and Japan 13.8% of our total steel export revenue from steel products produced and exported by us in 2011.

We also engage in businesses that complement our steel manufacturing operations as well as carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally, in part to prepare for the eventual maturation of the Korean steel market. POSCO E&C, our consolidated subsidiary in which we hold an 89.5% interest, is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. Daewoo International, our consolidated subsidiary in which we hold a 60.3% interest, is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. POSCO Energy Corporation, our wholly-owned consolidated subsidiary in which we hold an 89.0% interest, is the largest private power generation company in Korea.

We generated revenue of Won 63,604 billion and profit for the period of Won 2,386 billion in 2012, compared to revenue of Won 68,939 billion and profit for the period of Won 3,714 billion in 2011. We had total assets of Won 79,266 billion and total equity of Won 42,429 billion as of December 31, 2012, compared to total assets of Won 78,409 billion and total equity of Won 40,730 billion as of December 31, 2011.

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

Seek Opportunities for EPC Projects and Expand Our Production and Supply Chain Management Infrastructure Abroad

Drawing on our expertise in steel production, construction capabilities of POSCO E&C and natural resources exploration and production know-how of Daewoo International, POSCO Group plans to carefully seek out promising business opportunities abroad for EPC (or engineering, procurement and construction) projects in the steel sector. We seek out promising investment opportunities abroad, primarily in China, India, Southeast Asia and Latin America, in part to prepare for the eventual maturation of the Korean steel market. We believe that China, India, Southeast Asia and Latin America will continue to offer substantial growth opportunities, and we plan to selectively seek investment opportunities to secure development rights to natural resources and construct steel production facilities. For example, we obtained clearance from the Government of India in May 2011 for deforestation and we are currently in the process of acquiring the land on which the integrated steel mill will be constructed. However, the National Green Tribunal, a special court in India that handles the expeditious disposal of cases pertaining to environmental issues, ordered in March 2012 that the Ministry of Environment should reassess the conditions on which clearance was granted for the project, and the ministry is currently in the process of revalidating its environmental clearance. With respect to development of iron ore mines in Orissa State, all hearings have been completed, and we are waiting for the final verdict from the Indian Supreme Court.

In June 2010, we also signed a memorandum of understanding with the Government of Karnataka, a state in southwest India, to construct an integrated steel mill in Karnataka, and we are in discussions with the Government of Karnataka to obtain a mining lease and secure land with appropriate infrastructure.

We are also building a global distribution network of supply chain management centers to provide processing and logistics services and more effectively respond to changes in consumer trends in the global steel market. In 2012, we operated 42 supply chain management centers worldwide that recorded aggregate sales of 4.0 million tons of steel products. We plan to continue expanding our global network of supply chain management centers.

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

Diversify into Production of Comprehensive Materials, including Lithium, Silicon, Carbon and Magnesium

We plan to leverage our expertise in production of various steel-applied materials and venture into the fast-growing and high value-added business of producing environmentally friendly comprehensive materials. We have identified lithium, carbon and magnesium as our main investment areas. Demand for lithium, which is used as an anode material in lithium ion batteries, has been increasing in recent years, and we have developed proprietary technology to extract lithium from its brine in approximately one month compared to twelve months through conventional production processes. We believe we are also able to leverage our expertise in production of crude steel to cost-effective production of carbon and magnesium, which have wide application of industrial use.

Further Develop Our Capabilities to become an Integrated Provider of Energy Solutions

We plan to pursue strategic synergies with our member companies of the POSCO Group to further strengthen our capabilities in the energy industry. POSCO Energy Corporation is the largest private power generation company in Korea. POSCO E&C is one of the leading engineering and construction companies in Korea with expertise in the design and construction of power plants. Daewoo International engages in various natural resources procurement and energy development projects around the world. In order to secure adequate procurement of principal raw materials, we have also invested in and will continue to explore additional investment opportunities in various raw material development projects abroad, as well as enter into long-term contracts with leading suppliers of iron ore, coal and nickel, principally in Australia and Brazil. We believe that the energy industry is a sustainable business area that offers us attractive opportunities. We will continue to seek opportunities in natural resources development and further expand our power generation and alternative energy solutions businesses, as well as pursue participation in additional power plant projects abroad.

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

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	cold rolled products;

•	hot rolled products;

•	stainless steel products;

•	plates;

•	wire rods; and

•	silicon steel sheets.

The table below sets out our revenue of steel products produced by us and directly sold to external customers, which are recognized as external revenue of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries.

	For the Year Ended December 31,
	2010 (1)			2011			2012
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	10,321	29.1%	￦	11,583	29.6%	￦	11,421	32.4%
Hot rolled products		7,144	20.1		7,752	19.8		6,291	17.8
Stainless steel products		6,456	18.2		7,453	19.0		7,305	20.7
Plates		3,184	9.0		4,560	11.6		3,620	10.3
Wire rods		1,538	4.3		2,240	5.7		1,906	5.4
Silicon steel sheets		1,173	4.1		1,134	3.8		1,143	3.8

Sub-total		30,384	85.5		35,369	90.3		32,099	91.0

Others		5,144	14.5		3,782	9.7		3,160	9.0

Total	￦	35,527	100.0%	￦	39,152	100.0%	￦	35,259	100.0%

(1)	Including revenue from steel products sold by us to Daewoo International from January 1, 2010 to September 20, 2010, the date of our acquisition of Daewoo International.

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries.

	For the Year Ended December 31,
	2010 (1)		2011		2012
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,126	38.8%	11,023	37.3%	11,863	39.6%
Hot rolled products	9,056	31.6	8,902	30.1	8,540	28.5
Stainless steel products	2,349	8.2	2,414	8.2	2,760	9.2
Plates	3,436	12.0	4,373	14.8	4,145	13.8
Wire rods	1,558	5.4	1,686	5.7	1,531	5.1
Silicon steel sheets	1,173	4.1	1,134	3.8	1,143	3.8

Total (2)	28,699	100.0%	29,532	100.0%	29,983	100.0%

(1)	Including sales volume of steel products sold by us to Daewoo International from January 1, 2010 to September 20, 2010, the date of our acquisition of Daewoo International.

(2)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including Daewoo International starting on September 20, 2010, the date of our acquisition of Daewoo International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 5,437 billion in 2010, Won 10,415 billion in 2011 and Won 10,344 billion in 2012. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 11.9 million tons in 2012, representing 39.6% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2012, our sales volume of cold rolled products produced by us and directly sold to external customers increased by 7.6% compared to our sales volume in 2011 due to an increase in sales to automotive companies abroad.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we had a domestic market share for cold rolled products of approximately 48% on a non-consolidated basis.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 8.5 million tons in 2012, representing 28.5% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2012, our sales volume of hot rolled products produced by us and directly sold to external customers decreased by 4.1% compared to 2011 primarily due to a decrease in demand from downstream steelmakers in Korea and abroad.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we had a domestic market share for hot rolled products of approximately 42% on a non-consolidated basis.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2.8 million tons in 2012, representing 9.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 9.2% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2012, they represented 20.7% of our total revenue from such steel products in 2012. Our sales volume of stainless steel products produced by us and directly sold to external customers increased by 14.3% in 2012 compared to 2011 due to an increase in demand from our overseas customers in the automotive industry and the household goods industry.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we had a domestic market share for stainless steel products of approximately 49% on a non-consolidated basis.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 4.1 million tons in 2012, representing 13.8% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2012, our sales volume of plates produced by us and directly sold to external customers decreased by 5.2% compared to 2011, reflecting a decrease in demand from the shipbuilding industry.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we had a domestic market share for plates of approximately 38% on a non-consolidated basis.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 1.5 million tons in 2012, representing 5.1% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2012, our sales volume of wire rods produced by us and directly sold to external customers decreased by 9.2% compared to 2011, reflecting a decrease in demand from the domestic automotive industry.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we had a domestic market share for wire rods of approximately 56% on a non-consolidated basis.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 1.1 million tons in 2012, representing 3.8% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2012, our sales volume of silicon steel sheets produced by us and directly sold to external customers increased by 0.8% compared to 2011 due to an increase in demand from manufacturers of power transformers and generators.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers, we had a domestic market share for silicon steel sheets of approximately 89% on a non-consolidated basis.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 52.0% of our total revenue from steel products produced and sold by us in 2012. Our export sales and overseas sales to customers abroad represented 48.0% of our total revenue from steel products in 2012. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

The total Korean market for steel products amounted to approximately 48.3 million tons in 2012.

The table below sets out our estimates of steel product sales in Korea for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
Source	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
POSCO’s sales (1)	20,122	39.1%	20,915	41.4%	20,209	41.9%
Other domestic steel companies’ sales	12,107	23.5	12,452	24.6	11,282	23.4
Imports	19,192	37.3	17,206	34.0	16,780	34.8

Total domestic sales	51,421	100.0%	50,573	100.0%	48,271	100.0%

(1)	POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Total sales volume of steel products in Korea decreased by 1.6% from 51.4 million tons in 2010 to 50.6 million tons in 2011, primarily due to a decrease in demand from the construction industry. Total sales volume of steel products in Korea further decreased by 4.6% to 48.3 million tons in 2012, primarily due to a decrease in demand from the construction, shipbuilding and domestic automotive industries.

In recent years, domestic consumers of steel products have also relied on imports from foreign competitors, primarily from China, Japan and Russia. Imports from foreign competitors have decreased in recent years, however, as the import volume of steel products in Korea decreased from 19.2 million tons in 2010 to 17.2 million tons in 2011, resulting in a decrease in market share from 37.3% in 2010 to 34.0% in 2011. Import volume of steel products in Korea further decreased to 16.8 million tons in 2012, resulting in a market share of 34.8% in 2012.

We sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

Exports

Our export sales and overseas sales to customers abroad represented 48.0% of our total revenue from steel products produced and sold by us in 2012, 69.7% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products decreased by 11.3% from Won 24,665 billion in 2011 to Won 21,888 billion in 2012, reflecting a decrease in our export prices resulting from production over-capacity in the global steel industry.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us, by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2010			2011			2012
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
Asia (other than China and Japan)	￦	4,320	22.6%	￦	5,733	23.2%	￦	5,834	26.7%
China		6,731	35.2		6,984	28.3		6,328	28.9
Japan		2,390	12.5		3,415	13.8		3,084	14.1
Europe		1,257	6.6		1,609	6.5		942	4.3
Middle East		329	1.7		690	2.8		528	2.4
North America		687	3.6		2,387	9.7		1,288	5.9
Others		3,400	17.8		3,846	15.6		3,884	17.7

Total	￦	19,114	100.0%	￦	24,665	100.0%	￦	21,888	100.0%

	For the Year Ended December 31,
	2010			2011			2012
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	6,268	32.8%	￦	7,975	32.3%	￦	7,245	33.1%
Hot rolled products		3,075	16.1		4,210	17.1		3,783	17.3
Stainless steel products		5,218	27.3		6,295	25.5		5,302	24.2
Plates		770	4.0		1,487	6.0		1,573	7.2
Wire rods		401	2.1		689	2.8		598	2.7
Silicon steel sheets		888	4.6		996	4.0		840	3.8
Others		2,494	13.0		3,012	12.2		2,546	11.6

Total	￦	19,114	100.0%	￦	24,665	100.0%	￦	21,888	100.0%

The table below sets out the world’s apparent steel use for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
Apparent steel use (million metric tons)	1,300	1,395	1,413
Percentage of annual increase	14.0%	7.3%	1.3%

Source: World Steel Association.

Recent difficulties affecting the European Union and global financial sectors, adverse conditions and volatility in the European Union and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European Union and global economies have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Such developments weakened global demand in steel consumption in 2008 and 2009 before the recovery in demand in recent years. The World Steel Association forecasts that global apparent steel use is expected to increase by 2.9% to 1,454 million metric tons in 2013 after increasing by 1.3% in 2012.

In recent years, driven in part by strong growth in steel consumption in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to be 2,069 million tons in 2012. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy occurs or demand from developing countries that have experienced significant growth in the past several years does not meet the recent growth in production capacity.

We distribute our export products mostly through Korean trading companies, including Daewoo International, and our overseas sales subsidiaries. Our largest export market in 2012 was China, which accounted for 28.9% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products and plates. Our exports to China amounted to Won 6,984 billion in 2011 and Won 6,328 billion tons in 2012. Our exports to China decreased by 9.4% in 2012 primarily due to a decrease in our export prices to China as well as our decision to allocate more products to Asian countries other than China and Japan where we could obtain better export prices. Our export sales in terms of revenue from Asian countries other than China and Japan increased by 1.7% from Won 5,733 billion in 2011 to Won 5,834 billion in 2012.

Anti-Dumping and Countervailing Duty Proceedings

In the United States, our sales of corrosion-resistant carbon steel flat products had been subject to a de minimis countervailing duty rate and a de minimis anti-dumping margin rate, but the U.S. government revoked the anti-dumping order in March 2012 under the three consecutive de minimis margin rule, which is currently being appealed by U.S. steel manufacturers to the Court of International Trade. In March 2013, the U.S. government revoked its anti-dumping and countervailing duty orders on corrosion-resistant carbon steel flat products exported from Korea, which revocations are retroactively effective from February 14, 2012.

In India, our exports of stainless cold-rolled steel products have been subject to an anti-dumping duty ranging from $62.61 per ton to $234.98 per ton starting in November 2009 for a five-year period. In Russia, our exports of stainless steel products have been subject to an anti-dumping duty of 4.8% starting in November 2010 for a three-year period. In Indonesia, our exports of cold-rolled steel products have been subject to an anti-dumping duty of 10.9% starting in March 2013 for a three-year period. In Australia, our exports of hot-rolled steel products are subject to an anti-dumping duty of 6% starting in December 2012 for a five-year period. In Malaysia, our exports of low and medium carbon steel wire rods are subject to an anti-dumping duty of 3.03% starting in February 2013 for a five-year period.

In addition, several other countries have initiated anti-dumping investigations relating to our global sales operations. The Brazilian government initiated an anti-dumping investigation in April 2012 relating to our exports of non-grain oriented silicon steel products and cold-rolled stainless steel products, and followed up with another investigation in May 2012 relating to our exports of heavy plates. The Australian government initiated an anti-dumping investigation in December 2012 relating to our exports of coated steel products and followed up with another investigation in February 2013 relating to our exports of heavy plates. In Thailand, no anti-dumping tariff was imposed in our previous round of assessment completed in July 2010 relating to our exports of hot rolled products, but the Thai government initiated a new round of review in August 2012. The Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold-rolled steel products. In addition, the Taiwan government initiated an anti-dumping investigation in February 2013 relating to our exports of cold-rolled stainless steel products.

Pricing Policy

We determine the sales price of our products based on market conditions. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market.

Our export prices can fluctuate considerably over time, depending on market conditions and other factors. The export prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors. Our export prices in Dollar terms decreased in 2008 in response to intensification of the global financial crisis, a trend which lasted until the first half of 2009. Starting in the third quarter of 2009, our export prices gradually started to recover due to an increase in demand driven by improvement in business confidence and higher level of economic activities as well as a decrease in our inventory level. We maintained similar pricing levels throughout 2010, but we gradually increased our export prices in the first half of 2011. However, our export prices fell substantially in the second half of 2011 and decreased further in 2012 due to uncertainties in the global economy caused by financial difficulties affecting European countries including Greece, Spain, Portugal and Italy. We may decide to adjust our future sales prices on an on-going basis subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.8 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2012, POSCO imported approximately 51.0 million dry metric tons of iron ore and 27.4 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and the United States. In 2012, we purchased a substantial portion of our iron ore and coal imports pursuant to long-term contracts. The supply contracts have terms of one to ten years and the long-term contracts generally provide for periodic price adjustments to the then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through an acquisition of a minority interest. We purchased approximately 19.0% of our iron ore and coal imports in 2012 from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are located in Australia, Brazil, New Caledonia and Canada, and our significant investments are as follows:

•

We made an investment of US$500 million in December 2008 to acquire a 6.5% interest in Nacional Minérios S.A., an iron ore mining company in Brazil, in a consortium with Japanese steel manufacturers and trading companies. We secured approximately 0.2 million tons of iron ore in 2012, and we have the right to secure up to 3.7 million tons of iron ore per year.

•

We made an initial investment of A$249 million in 2010 to acquire a 3.75% interest in Roy Hill Holdings Pty., Ltd., an iron ore mining company in Australia. We subsequently entered into a contract in March 2012 to invest an additional A$1,495 million to increase our interest to 15% but sold a 2.5% interest in April 2012 to China Steel Corporation for A$305 million. Through our remaining 12.5% interest in Roy Hill Holdings Pty. Ltd., we expect to secure approximately 7.0 million tons of iron ore per year starting in 2015.

•

In July 2010, we acquired a 24.5% interest in the Australian Premium Iron (API) iron ore joint venture in Pilbara, Australia for A$184 million, which expects to supply 7.4 million tons of iron ore per year starting in 2018.

•

As part of a consortium including China Steel Corporation and domestic financial investors, we made an investment of US$270 million in March 2013 to acquire a minority interest in ArcelorMittal Mines Canada Inc., an iron ore mining company in Canada. We expect to secure additional iron ore through our investment in the mining company.

We will continue to seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$191 in 2010, US$292 in 2011 and US$209 in 2012. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$136 in 2010, US$167 in 2011 and US$113 in 2012. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are wrought nickel, ferrochrome, stainless steel scrap and carbon steel scrap. We purchase a substantial portion of our requirements for wrought nickel from leading producers in Australia, Indonesia, New Caledonia and Japan, as well as Korea. A substantial portion of the requirements for ferrochrome is purchased from producers in South Africa, India and Kazakhstan. Most of the requirements for stainless steel scrap are sourced from domestic and overseas suppliers in Japan, United States, European Union and Southeast Asian countries. As for the requirements for carbon steel scrap, scrap from the Pohang Steelworks is also utilized. The average market price of nickel per ton trading on the London Metal Exchange was US$21,809 in 2010, US$22,894 in 2011 and US$17,536 in 2012.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. These dedicated vessels transported approximately 80% of the total requirements in 2012, and the remaining approximately 20% was transported by vessels retained through short to medium term contracts, depending on market conditions. Australia and Brazil are the main countries where the vessels are loaded, and they accounted for 65% and 16%, respectively, of our total requirements in 2012. We plan to increase the average size of dedicated vessels we use by approximately 10% by 2020 in order to pursue additional economies of scale, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. We generally face fragmented competition in the domestic market. In hot rolled products, where we had a market share of approximately 42% on a non-consolidated basis in 2012, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 48% and 49%, respectively, on a non-consolidated basis in 2012, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitors in Korea are Hyundai Steel Co., Ltd. with an annual crude steel production of approximately 17.1 million tons and Dongbu Steel Co., Ltd. with an annual crude steel production of approximately 2.0 million tons. Hyundai Steel completed construction of an integrated steel mill with an annual capacity of 4 million tons in January 2010 and added a second furnace with the same capacity in November 2010 and a third furnace with the same capacity in April 2011.

The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In recent years, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Mittal Steel’s takeover of Arcelor in 2006 created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A., and new market entrants, especially from China and India, could result in a significant increase in competition. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Various export markets currently impose tariffs on different types of steel products. However, we do not believe that tariffs significantly affect our ability to compete in these markets.

Subsidiaries and Global Joint Ventures

Steel Production

In order to effectively implement our strategic initiatives and to solidify our leadership position in the global steel industry, we have established various subsidiaries and joint ventures around the world that engage in steel production activities.

Korea. POSCO Specialty Steel produces high-quality steel products for the automotive, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. We currently hold a 94.7% interest in the company. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 840 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 580 thousand tons of such products in 2012.

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

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of approximately 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 998 thousand tons of stainless steel products in 2012.

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. The plant became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 211 thousand tons of such products in 2012.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. The cold rolling mill with an annual production capacity of 1.9 million tons became operational in March 2006 and the company produced 1.9 million tons of such products in 2012. We currently hold a 25% interest in this joint venture.

Vietnam. We entered into an agreement with Nippon Steel & Sumitomo Metal Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. We have an 85% interest in the joint venture. We completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production. POSCO Vietnam produced 939 thousand tons of such products in 2012.

Thailand. In order to secure an alternative sales source for stainless cold rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in September 2011. We renamed the company as POSCO Thainox Public Company Limited in October 2011 and currently hold a 84.9% interest in the company. POSCO Thainox Pcl plans to increase its production volume to 300,000 tons by 2015. The company produced 177 thousand tons of stainless cold rolled products in 2012.

United States. We entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe LLC to produce American Petroleum Institute-compliant pipes (“API Pipes”) and non-API pipes. We hold a 35% interest in the company. US Steel and we each supply 50% of the hot rolled steel required for the production of pipes. United Spiral Pipe started commercial production in May 2010 and produced 40 thousand tons of pipes in 2012.

We also entered into 50-50 joint venture between U.S. Steel Corporation and us called USS-POSCO Industries Corporation. We sell hot rolled products to USS-POSCO Industries, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. USS-POSCO Industries produced 845 thousand tons of such products in 2012.

Mexico. In Mexico, POSCO Mexico S.A. de C.V. completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production to supply automotive manufacturers in Mexico, Southeastern United States and South America. POSCO Mexico produced 372 thousand tons of cold rolled products in 2012.

Others. In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. We estimate the aggregate costs of the initial phase of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of plates and hot rolled products. We obtained clearance from the Government of India in May 2011 for deforestation and we are currently in the process of acquiring the land on which the integrated steel mill will be constructed. However, the National Green Tribunal, a special court in India that handles the expeditious disposal of cases pertaining to environmental issues, ordered in March 2012 that the Ministry of Environment should reassess the conditions on which clearance was granted for the project, and the ministry is currently in the process of revalidating its environmental clearance. With respect to development of iron ore mines in Orissa State, all hearings have been completed, and we are waiting for the final verdict from the Indian Supreme Court. In June 2010, we also signed a memorandum of understanding with the Government of Karnataka, a state in southwest India, to construct an integrated steel mill in Karnataka. However, due to the cease and desist order from the Supreme Court of India on all mining activities in Karnataka as a result of illegal mining operations and the region’s political instability, the mining lease and land acquisition processes are being delayed.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2012, our 42 supply chain management centers recorded aggregate sales of 4.0 million tons of steel products.

Trading

Our trading activities consist primarily of trading activities of Daewoo International. We acquired a controlling interest in Daewoo International for Won 3.37 trillion on September 20, 2010, and we currently hold a 60.3% interest in Daewoo International. Our consolidated subsidiaries that also engage in trading activities include POSCO Processing & Service Co., Ltd. that primarily focuses in the domestic market, and POSCO Asia Company Limited located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan, POSCO America Corporation located in New Jersey, U.S.A. and POSCO South Asia Co., Ltd. located in Bangkok, Thailand.

Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles and operates a department store in Korea. Daewoo International was established in December 2000 when the international trading and construction businesses of Daewoo Corporation were spun off into three separate companies as part of a debt workout program of Daewoo Corporation.

The following table sets forth a breakdown of Daewoo International’s total sales by export sales, domestic sales and third-party trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2010 (1)			2011			2012
	(In billions of Won, except percentages)
Export Sales
Trading sales:
Steel and metal	￦	4,742	29.5%	￦	6,070	31.2%	￦	6,203	35.3%
Chemical and commodities		1,654	10.3		1,654	8.5		1,686	9.6
Automobile and machinery parts		1,370	8.5		1,527	7.8		1,469	8.4
Electronics and miscellaneous items		83	0.5		93	0.5		120	0.7
Natural resources development		—	—		—	—		2	0.0
Car seats and other goods		20	0.1		18	0.1		26	0.1

Sub-total		7,868	49.0		9,362	48.1		9,506	54.1

Manufactured product sales		143	0.9		196	1.0		143	0.8
Miscellaneous		40	0.2		71	0.4		25	0.1

Total export sales		8,051	50.1		9,629	49.5		9,674	55.0

Domestic Sales
Trading sales:
Steel and metal	￦	517	3.2%	￦	688	3.5%	￦	609	3.5%
Chemical and commodities		55	0.4		70	0.4		69	0.4
Automobile and machinery parts		8	0.1		8	0.1		3	0.0
Electronics and miscellaneous items		—	—		—	—		7	0.0
Car seats and other goods		72	0.5		78	0.4		66	0.4

Sub-total		653	4.1		844	4.3		754	4.3

Manufactured product sales		99	0.6		103	0.5		85	0.5
Miscellaneous		7	0.0		8	0.1		9	0.1

Total domestic sales		759	4.7		955	4.9		848	4.9

Third-Country Trades
Trading	￦	9,998	62.3%	￦	12,151	62.5%	￦	10,220	58.2%
Natural resources development		55	0.3		58	0.3		78	0.4
Manufactured product trading		467	2.9		474	2.4		312	1.8
Total third-country trades		10,521	65.5		12,683	65.2		10,610	60.4

Consolidation adjustments		(3,269)	(20.3)		(3,810)	(19.6)		(3,561)	(20.3)

Total sales	￦	16,062	100.0%	￦	19,457	100.0%	￦	17,571	100.0%

(1)	Sales results of Daewoo International in 2010 were consolidated into our results only from the date of our acquisition of Daewoo International on September 20, 2010.

The tables below set out Daewoo International’s total sales by geographical area for the periods indicated.

	For the Year Ended December 31,
	2011			2012
Region	Billions of Won		%	Billions of Won		%
Korea	￦	851	4.4%	￦	1,471	8.4%
Asia (excluding China)		7,073	36.4		6,819	38.8
China		4,111	21.1		3,451	19.6
North America		1,484	7.6		1,455	8.3
Others		5,938	30.5		4,374	24.9

Total	￦	19,457	100.0%	￦	17,571	100.0%

Trading Activities. Daewoo International’s trading activities consist of exporting and importing a wide variety of products and commodities, including iron and steel, raw materials for steel production, non-ferrous metals, chemicals, automotive parts, machinery and plant equipment, electronics products, agricultural commodities and textiles. Daewoo International is also engaged in third-country trade that does not involve exports from or imports to Korea. The products are obtained from and supplied to numerous suppliers and purchasers in Korea and overseas, which are procured through a global trading network comprised of 38 overseas trading subsidiaries and 51 overseas branches and representative offices in 46 countries. Such subsidiaries and offices support Daewoo International’s trading activities by locating suitable local suppliers and purchasers on behalf of customers, identifying business opportunities and providing information regarding local market conditions.

In most cases, Daewoo International enters into trading transactions after the underlying sale and purchase contracts have been matched, which mitigates inventory and price risks to Daewoo International. Daewoo International has not experienced material losses related to such risks. Daewoo International typically enters into trading transactions as a principal, and in limited cases as an import or export agent. When acting as a principal or an agent, Daewoo International derives its gross trading profit from the margin between the selling price of the products and the purchase price it pays for such products. In the case of principal transactions, the selling price is recorded as sales and the purchase price is recorded as cost of sales, while only the margin is recorded as sales in the case of agency transactions in which Daewoo International does not assume the risks and rewards of ownership of the goods. In the case of principal transactions, it typically takes between 23 days to 63 days between Daewoo International’s payment of goods and its receipt of payment from its customers. In the instances in which it acts as an arranger for a third country transaction, Daewoo International derives its gross trading profit from, and records as sales, the commission paid to it by the customer. The sizes of margins and commissions for Daewoo International’s trading activities vary depending on a number of factors, including prevailing supply and demand conditions for the product involved, the cost of financing, insurance, storage and transport and the creditworthiness of the customer, and tends to decline as the product or market matures.

In connection with its export and import transactions, Daewoo International has accounts receivable and payable in a number of currencies, but principally in Dollars. Daewoo International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because Daewoo International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is substantially mitigated by such strategies, Daewoo International also periodically enters into derivative contracts, primarily currency forward contracts, to further hedge its foreign exchange risks.

In connection with its trading activities, Daewoo International arranges insurance and product transport at the request of customers, the costs of which generally become reflected in the sales price of the relevant products, and also provides financing services to its purchasers and suppliers as necessary. In the case of trading transactions involving large-scale industrial or construction projects, Daewoo International also provides necessary project planning and organizing services to its customers.

Natural Resources Development Activities. Daewoo International also invests in energy and mineral development projects throughout the world. In particular, Daewoo International joined a consortium with Korea Gas Corporation, ONGC Videsh Ltd. and the Gas Authority of India Ltd. in November 2002, which made a successful bid in the gas exploration, development and production project in the Myanmar A-1 gas field. In October 2005, the consortium made a successful bid in the gas exploration, development and production project in the Myanmar A-3 gas field, located adjacent to the Myanmar A-1 gas field. In December 2008, the consortium entered into a sales agreement with China National United Oil Corporation to sell the gas produced from the A-1 and A-3 gas fields for a period of 30 years after the commencement of production. In August 2010, Myanmar Oil & Gas Enterprise, the national oil and gas company of Myanmar, acquired a 15% interest in each of the projects. As of December 31, 2012, Daewoo International had invested approximately US$892 million in the A-1 and A-3 gas field projects, approximately US$160 million in a related off-shore pipeline project and approximately US$288 million in a related on-shore pipeline project. Daewoo International held a 51% interest in each of the A-1, A-3 and off-shore pipeline projects and a 25% interest in the on-shore pipeline project. Daewoo International plans to make substantial further investments in these gas fields in the future, and production of gas from these gas fields is expected to commence in May 2013.

Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. Daewoo International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad. Daewoo International mitigates the risks associated with such investments through subsidies from the Special Account for Energy Related Funds that is administered, among others, by Korea National Oil Corporation and Korea Resources Corporation, government agencies that promote natural resources development activities of the fund. The fund subsidizes a portion of the investment amount in the event the investor fails to develop viable deposits. If the natural resources development activities are successful, the investor must reimburse the Fund for the subsidy amount, together with accrued interest. In most instances, Daewoo International is required to obtain consent from the Ministry of Trade, Industry & Energy prior to investing in natural resources development projects.

Competition. Daewoo International competes principally with six other Korean general trading companies, each of which is affiliated with a major domestic business group, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, in recent years, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense. Daewoo International’s principal competitors in the overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As Daewoo International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses.

Construction

POSCO E&C, our consolidated subsidiary in which we hold an 89.5% interest, is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through:

•	its strong and stable customer base; and

•

its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

Construction Services Offered. The following table sets forth a breakdown of POSCO E&C’s total sales by product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2010			2011			2012
	(In billions of Won, except percentages)
Plant works	￦	2,228	31.0%	￦	1,797	23.9%	￦	3,223	37.3%
Architectural works		1,779	24.7		1,728	23.0		2,026	23.5
Energy works		1,184	16.5		1,465	19.5		1,411	16.3
Civil works		1,260	17.5		1,458	19.4		1,220	14.1
Real estate services		131	1.8		94	1.3		40	0.5
Engineering services		775	10.8		1,137	15.1		1,118	12.9
Consolidation adjustments		(163)	(2.3)		(171)	(2.3)		(401)	(4.6)

Total sales	￦	7,194	100.0%	￦	7,508	100.0%	￦	8,637	100.0%

The tables below set out POSCO E&C’s total sales by geographical area for the periods indicated.

	For the Year Ended December 31,
Region	2010			2011			2012
	(In billions of Won, except percentages)
Korea	￦	6,389	88.8%	￦	5,438	72.4%	￦	7,729	89.5%
Southeast Asia		290	4.0		493	6.6		475	5.5
India		65	0.9		201	2.7		56	0.6
China		155	2.2		133	1.8		170	2.0
Middle East		12	0.2		294	3.9		217	2.5
Central and South America		418	5.8		1,001	13.3		261	3.0
Others		28	0.4		120	1.6		131	1.5
Consolidation adjustments		(163)	(2.3)		(171)	(2.3)		(401)	(4.6)

Total sales	￦	7,194	100.0%	￦	7,508	100.0%	￦	8,637	100.0%

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO E&C has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. One of its landmark urban planning and development projects includes the development of a 5.7 million-square meter area of Songdo International City in Incheon, which POSCO E&C is co-developing with Gale International, a respected real estate developer based in the United States. POSCO E&C also has substantial experience in the energy field obtained from the construction of various power plants for member companies of the POSCO Group, specializing primarily in engineering and construction of liquefied natural gas (“LNG”) and coal-fired thermal power plants. In recent years, POSCO E&C has obtained various orders for such power plants, including LNG-fired power plants in Incheon, Korea and coal-fired thermal power plants in Ventanas and Angamos, Chile. In response to increasing demand from the energy industry, POSCO E&C plans to continue to target opportunities in power plant construction, which it believes offers significant growth potential, and thereby enhance its know-how and profitability.

Competition. Competition in the construction industry is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. In Korea, POSCO E&C’s main competition in the construction of residential and non-residential buildings, EPC projects, urban planning and development projects and civil works projects consists of approximately ten major domestic construction companies, all of which are member companies of other large business groups in Korea and are capable of undertaking larger-scale, higher-value-added projects that offer greater potential returns. A series of measures introduced by the Government over the past few years to regulate housing prices in Korea, as well as an increasing popularity of low-bid contracts in civil works project mandates, have contributed to increased competition in the Korean construction industry in recent years. In the overseas markets, POSCO E&C faces competition from local construction companies, as well as international construction companies from other countries, including other major Korean construction companies with overseas operations. Construction companies from developed countries may be more experienced, have greater financial resources and possess more sophisticated technology than POSCO E&C, while construction companies from developing countries often have the advantage of lower wage costs.

Others

As part of our diversification efforts, we strive to identify business opportunities that supplement our steel, trading and construction segments, including power generation, LNG logistics and network and system integration.

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Energy Corporation. POSCO Energy Corporation expanded its power generation capacity by constructing additional 1,252 megawatts power plants that began commercial operation in June 2011. In December 2010, POSCO Energy Corporation also completed the construction of a 284 megawatts combined cycle power generation facility utilizing by-product gas generated from our Gwangyang Works. As part of its efforts to geographically diversify its power generation facilities, POSCO Energy Corporation is constructing a 1,200 megawatts class coal power plant in Vietnam with Applied Energy Services Corporation. In Indonesia, POSCO Energy Corporation has partnered with PT. Krakatau Daya Listrik to build a 200 megawatts by-product gas power plant, which will be used to power our integrated mill. POSCO Energy Corporation’s total power generation capacity was approximately 3,300 megawatts as of December 31, 2012, and it plans to further increase its power generation capacity with the construction of additional power plants in Korea.

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

LNG Logistics. In an effort to reduce our dependency on oil, we became the first private company in Korea to import LNG in 2005, and we have steadily increased the use of natural gas for energy generation at our steel production facilities. We operate an LNG receiving terminal that is equipped with two 100,000 kiloliters storage tanks and one 165,000 kiloliters storage tank and additional facilities with capacity to process up to 1.7 million tons of LNG annually in Gwangyang. We are also constructing an additional 165,000 kiloliters storage tank that is scheduled for completion in May 2013. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. We are also building a synthetic natural gas production plant with an annual capacity of 500,000 tons in Gwangyang that is scheduled for completion by the end of 2014. We believe that the synthetic natural gas production plant will provide us with a stable supply of LNG substitutes that we can utilize to meet our growing needs for energy generation.

Others. We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCO ICT Co., Ltd., founded in 1989, provides information and technology consulting and system network integration and outsourcing services. POSCO Plant Engineering Co., Ltd., created from merger of POSCO Machinery &

Engineering Co., Ltd. and POSCO Machinery Co., Ltd. in January 2010, provides engineering services related to plant construction and operations. POSCO Chemtech Company Ltd., formerly POSCO Refractories and Environment Company, Ltd., specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products.

Insurance

As of December 31, 2012, our property, plant and equipment are insured against fire and other casualty losses up to approximately Won 17,800 billion. In addition, we carry general insurance for vehicles and accident compensation insurance for our employees to the extent we consider appropriate.

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Ownership
Daewoo International Corporation	Korea	60.31%
POSCO Engineering & Construction Co., Ltd	Korea	89.53%
POSCO Energy Corporation	Korea	89.02%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.48%
POSCO Specialty Steel Co., Ltd.	Korea	94.74%
POSCO Processing & Service Co., Ltd.	Korea	95.31%
POSCO ICT Co., Ltd.	Korea	72.54%

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

Pohang Works

Construction of Pohang Works began in 1970 and ended in 1983. Pohang Works currently has an annual crude steel and stainless steel production capacity of 16.7 million tons. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 44 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 200,000 tons for unloading raw materials, storage areas for up to 34 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works consumed approximately 321 thousand tons of LNG and approximately 11,310 gigawatt hours of electricity in 2012. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2010	2011	2012
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	15.00	16.65	16.65
Actual crude steel and stainless steel output (million tons)	14.23	16.38	16.54
Capacity utilization rate (%) (1)	94.9	98.4	99.3

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

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

Gwangyang Works is comprised of 46 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 38 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Gwangyang Works consumed approximately 319 thousand tons of LNG and approximately 13,733 gigawatt hours of electricity in 2012.

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

	As of or for the Year Ended December 31,
	2010	2011	2012
Crude steel production capacity as of end of the year (million tons per year)	20.80	20.80	20.80
Actual crude steel output (million tons)	19.48	20.94	21.45
Capacity utilization rate (%) (1)	100.4	100.7	103.1

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

The Environment

We believe we are in compliance with applicable environmental laws and regulations in all material respects. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. As we continue to diversify our production operations abroad and the importance of comprehensive environmental management continues to grow, we announced an integrated environmental management system in December 2010, pursuant to which all of our subsidiaries located in Korea as well as abroad acquired the ISO 14001 certification. We also operate a certification program targeting our suppliers and outsourcing partners, pursuant to which they are encouraged to establish environmental management systems of their own.

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

We plan to continue to invest in developing more environmentally friendly steel manufacturing processes. We commenced research and development for a new steel manufacturing technology called FINEX in 1992 jointly with the Research Institute of Industrial Science and Technology and VOEST Alpine, an Austrian company, and we completed the construction of our first FINEX plant in May 2003 with an annual steel production capacity of 0.6 million tons and a second FINEX plant in May 2007 with an annual steel production capacity of 1.5 million tons. The total annual steel production capacity of our FINEX plants is 2.1 million tons. We are now preparing for the construction of our third FINEX plant, which we expect will commence operations in late 2013. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages by eliminating major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs.

Our climate change response program seeks to minimize the risks from changes in climate as well as to maximize the opportunities available in such environment by enhancing the energy efficiency of our production process. We invested Won 27.3 billion in facilities and equipment for the program in 2012, and we spent Won 76.3 billion in our research and development activities in 2012 to reduce carbon dioxide emissions. We are also involved in a forestation project in Uruguay, which was registered as the world’s first Clean Development Mechanism project sponsored by a steel producer. Clean Development Mechanism is one of the Kyoto Protocol’s project-based mechanisms designed to promote projects that reduce emissions. We have disclosed our carbon dioxide emission levels and efforts to deal with climate changes through various channels, including participating in the Carbon Disclosure Project. The Carbon Disclosure Project is an organization based in the United Kingdom that works with major corporations around the world to disclose their greenhouse gas emission levels.

POSCO spent Won 636 billion in 2010, Won 493 billion in 2011 and Won 634 billion in 2012 on anti-pollution facilities.

Item 4A.  Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.  Operating and Financial Review and Prospects

Item 5.A.  Operating Results

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB. Unless otherwise noted, the amounts included in Item 5.A. are presented on a consolidated basis.

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, a trading segment, an engineering and construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists of global trading activities of Daewoo International, exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG production, network and system integration and logistics. See Note 39 of Notes to Consolidated Financial Statements.

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

In 2011, unit sales prices in Won for all of our principal product lines of steel products produced by us and directly sold to external customers increased. The weighted average unit price for such products increased by 13.1% from 2010 to 2011, despite an appreciation in the average value of the Won against the Dollar from 2010 to 2011 that decreased our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., appreciated from Won 1,156.3 to US$1.00 in 2010 to Won 1,108.1 to US$1.00 in 2011.

The unit sales price of wire rods, which accounted for 5.7% of total sales volume of the principal steel products produced by us and directly sold to external customers, increased by 34.6% in 2011. The unit sales price of cold rolled products, which accounted for 37.3% of total sales volume of such products, increased by 13.3% in 2011. The unit sales price of plates, which accounted for 14.8% of total sales volume of such products, increased by 12.6% in 2011. The unit sales price of stainless steel products, which accounted for 8.2% of total sales volume of such products, increased by 12.3% in 2011. The unit sales price of hot rolled products, which accounted for 30.1% of total sales volume of such products, increased by 10.4% in 2011. The unit sales price of silicon steel sheets, which accounted for 3.8% of total sales volume of such products, increased by 5.9% in 2011.

In 2012, unit sales prices in Won for all of our principal product lines of steel products produced by us and directly sold to external customers decreased. The weighted average unit price for such products decreased by 10.6% from 2011 to 2012, despite a depreciation in the average value of the Won against the dollar in 2012 that increased our export prices in Won terms. The average exchange rate of the Won against the Dollar depreciated from Won 1,108.1 to US$1.00 in 2011 to Won 1,126.9 to US$1.00 in 2012.

The unit sales price of plates, which accounted for 13.8% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by 16.2% in 2012. The unit sales price of hot rolled products, which accounted for 28.5% of total sales volume of such products, decreased by 15.4% in 2012. The unit sales price of stainless steel products, which accounted for 9.2% of total sales volume of such products, decreased by 14.3% in 2012. The unit sales price of silicon steel sheets, which accounted for 3.8% of total sales volume of such products, decreased by 13.4% in 2012. The unit sales price of cold rolled products, which accounted for 39.6% of total sales volume of such products, decreased by 8.4% in 2012. The unit sales price of wire rods, which accounted for 5.1% of total sales volume of such products, decreased by 6.3% in 2012.

We maintained relatively constant export pricing levels throughout 2010, but we gradually increased our export prices in the first half of 2011. However, our export prices fell substantially in the second half of 2011 and decreased further in 2012 due to uncertainties in the global economy caused by financial difficulties affecting European countries including Greece, Spain, Portugal and Italy. We may decide to adjust our future export sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2010		2011		2012
	(In thousands of Won per ton)
Cold rolled products	￦	928	￦	1,051	￦	963
Hot rolled products		789		871		737
Stainless steel products		2,748		3,087		2,646
Plates		926		1,043		873
Wire rods		987		1,328		1,245
Silicon steel sheets		1,484		1,571		1,362

Average (1)	￦	1,059	￦	1,198	￦	1,071

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed principal products produced by us and directly sold to external customers. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.” The average unit sales price calculation does not include sales results of steel products categorized as “others.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
	(Percentage of net sales)
Cost of goods sold	82.9%	86.8%	88.3%
Selling and administrative expenses	5.5	5.3	6.0
Gross margin	17.1	13.2	11.7
Operating profit margin	11.3	7.8	5.2

Our operating profit margin decreased from 11.3% in 2010 to 7.8% in 2011. Our operating profit margin was negatively affected in 2011 due to the consolidation of Daewoo International’s results in 2011 for the full year compared to the consolidation of such results in 2010 starting September 20, 2010, the date of our acquisition of the controlling interest in Daewoo International. Daewoo International, as a global trading company that primarily engages in trading of steel and raw materials, typically recognizes revenue from its trading activities on a gross basis that results in lower margin levels. Our operating profit margin further decreased to 5.2% in 2012, reflecting the current challenging business environment as discussed below.

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

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
Crude steel and stainless steel production capacity (million tons per year) (1)	37.6	39.5	39.6
POSCO	35.8	37.5	37.5
POSCO Specialty Steel Co., Ltd.	1.0	1.0	1.1
Zhangjiagang Pohang Stainless Steel Co., Ltd.	0.8	1.0	1.0
Actual crude steel and stainless steel output (million tons) (1)	35.4	39.0	39.7
POSCO	33.7	37.3	38.0
POSCO Specialty Steel Co., Ltd.	0.8	0.8	0.7
Zhangjiagang Pohang Stainless Steel Co., Ltd.	0.8	0.9	1.0
Capacity utilization rate (%) (1)	94.2%	98.7%	100.3%
POSCO	94.2%	99.7%	101.4%
POSCO Specialty Steel Co., Ltd.	85.2%	86.4%	63.3%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	103.8%	99.1%	103.3%

(1)	Reflects production capacity of POSCO, POSCO Specialty Steel Co., Ltd. and Zhangjiagang Pohang Stainless Steel Co., Ltd.

We believe that global demand for steel products will remain relatively weak in 2013, and we plan to decrease our steel production to approximately 37 million tons in 2013.

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2012, 48.0% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, Daewoo International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because Daewoo International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly Daewoo International and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. Because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), depreciation of the Won generally has a negative impact on our results of operations.

Acquisition of Daewoo International in September 2010

On September 20, 2010, we acquired a controlling interest in Daewoo International for Won 3.37 trillion. In accordance with IFRS as issued by the IASB, the results of operations of Daewoo International have been consolidated starting on September 20, 2010, the date of acquisition. Accordingly, comparability with our consolidated financial statements for prior years is impacted accordingly. On a consolidated basis, Daewoo International generated revenues of Won 4,272 billion and profit for the period of Won 128 billion in 2010 subsequent to our acquisition, revenues of Won 19,457 billion and profit for the period of Won 211 billion in 2011, and revenues of Won 17,571 billion and profit for the period of Won 216 billion in 2012.

Inflation

Inflation in Korea, which was 3.0% in 2010, 4.2% in 2011 and 2.2% in 2012, has not had a material impact on our results of operations in recent years.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2012, the percentage of allowance for doubtful accounts to gross account receivables was 3.28%. Assumptions and judgments related to the allowance for doubtful accounts did not change in 2012.

Specifically, allowances for doubtful accounts are recorded when any of the following loss events occur: (i) there is objective evidence as to the uncollectibility of the account observed through bankruptcy, default or involuntary dissolution of the customer; (ii) we lose a lawsuit against the customer or our right of claim gets extinguished; (iii) our costs to collect the account exceed the payments to be received; or (iv) a dispute with the customer over the collection of the account persists for more than three years.

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2012 was 0.21%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics,

or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 10% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 12% in total.

We recognized impairment losses on available-for-sale investments of Won 57 billion in 2010, Won 153 billion in 2011 and Won 224 billion in 2012. Losses on impairment of investments increased in 2012 primarily due to impairment losses of Won 96 billion and Won 36 billion resulting from significant and prolonged declines in the fair value of our investments in Jupiter Mines Ltd. and SK Telecom, respectively, to below cost.

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

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value reduced by selling costs) and its value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets and is subject to changes in market conditions.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Effective January 1, 2011, we changed our estimated useful lives for certain machinery and equipment in our steel operating segment from the previous eight years to fifteen years based on an asset life study. Our depreciation expense decreased by Won 1,227 billion in 2011 as a result of such changes in our estimated useful lives.

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2012, we estimated an average discount rate of 7.51% and an average rate of revenue growth of 1.01%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated average discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 13% in total. If the estimated average rate of revenue growth rate were decreased by 1%, then the estimated fair values would have decreased by 11% in total. These sensitivity analyses do not affect the impairment loss due to the absence of an impairment loss indicator for our long-lived assets.

Goodwill

Goodwill is tested for impairment annually at the level of the groups of cash generating units or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash-generating units are determined from the higher of their fair value less cost to sell or their value-in-use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use would have decreased by 3.21% in total. If the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use would have decreased by 3.87% in total. If the discount rate assumptions were increased by 0.25% or the terminal growth rate assumptions were decreased by 0.25%, there would be no impact on goodwill impairment. Based on an impairment test as of December 31, 2012, the value in use of each of the cash generating units substantially exceeded their respective carrying values.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs of inventories are determined using the moving-weighted average or weighted average method. Materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold.

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 11.6% of gross profit margin to the inventory cost amount plus 28.9% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2010, 2011 and 2012. The valuation losses of inventories recognized within cost of goods sold were Won 39 billion in 2010, Won 140 billion in 2011 and Won 76 billion in 2012.

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

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. The expected rate of returns assumptions on plan assets are based on the portfolio as a whole and determined on the assumptions considering long-term historical returns and asset allocations. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by 7.80% in total. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by 7.88% in total.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea.

Beginning with our financial statements prepared in accordance with K-IFRS as of and for the year ended December 31, 2012, we are required to adopt certain amendments to K-IFRS No. 1001,

Presentation of Financial Statements, as adopted by the KASB in 2012. Accordingly, beginning with our consolidated statements of comprehensive income prepared in accordance with K-IFRS for the year ended December 31, 2012, we present operating profit or loss as an amount of revenue less cost of sales and selling and administrative expenses. The amendments were applied retroactively to our consolidated statements of comprehensive income prepared in accordance with K-IFRS for the year ended December 31, 2011 and certain of the items in such consolidated statements of comprehensive income were reclassified to conform to the presentation of operating profit or loss in the consolidated statements of comprehensive income prepared in accordance with K-IFRS for the year ended December 31, 2012. Prior to the adoption of the amendments to K-IFRS No. 1001, Presentation of Financial Statements, we had presented operating profit or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS as an amount of revenue plus other income less cost of sales, selling and administrative expenses, and other expenses.

In our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of results from operating activities in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit or loss in the our consolidated statements of comprehensive income prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our results from operating activities as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2011 and 2012 to the operating profit or loss as presented in our consolidated statements of comprehensive income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2011		2012
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	5,408,102	￦	3,291,763
Additions:
Loss on disposals of property, plant and equipment		60,550		65,486
Loss on disposals of investment property		8,826		3,197
Loss on disposals of assets held for sale		—		9,510
Loss on disposals of investment in associates		—		15,119
Idle tangible assets expenses		16,881		31,297
Impairment loss of assets held for sale		—		258,451
Other bad debt expenses		11,155		44,115
Donations		66,558		73,963
Loss on disposals of waste		30,585		45,480
Penalty and default losses		39,551		149,437
Impairment loss of property, plant and equipment and others		99,071		72,259
Others		33,356		41,151

		366,533		809,465
Deductions:
Gain on disposals of property, plant and equipment		(13,812)		(42,290)
Rental revenues		(6,510)		(1,898)
Gain on disposals of intangible assets		(953)		(906)
Gain on disposals of investment in associates		(2,247)		(39,441)
Gain on disposal of assets held for sale		—		(193,333)
Grant income		(1,228)		(3,198)
Reversal of other bad debt allowance		(57,875)		—
Reversal of other provisions		(35,629)		(16,037)
Outsourcing income		(42,136)		(29,136)
Gain on disposals of waste		(11,348)		(38,597)
Gain from claim compensation		(68,853)		(31,613)
Penalty income from early termination of contracts		(38,570)		(15,054)
Others		(27,780)		(36,617)

		(306,941)		(448,120)

Operating profit under K-IFRS after adoption of the amendments	￦	5,467,694	￦	3,653,108

Operating Results — 2011 Compared to 2012

The following table presents our income statement information and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Revenue	￦	68,939	￦	63,604	￦	(5,335)	(7.7)%
Cost of sales		59,824		56,143		(3,681)	(6.2)

Gross profit		9,115		7,461		(1,654)	(18.1)
Administrative expenses		2,035		2,129		94	4.6
Selling expenses		1,612		1,679		67	4.1
Other operating income		307		448		141	46.0
Other operating expenses		367		809		443	120.8

Operating profit		5,408		3,292		(2,116)	(39.1)
Share of profit (loss) of equity-accounted investees		51		(23)		(73)	N.A.
Finance income		3,190		2,897		(293)	(9.2)
Finance costs		3,867		2,798		(1,069)	(27.6)

Profit before income tax		4,782		3,368		(1,414)	(29.6)
Income tax expense		1,068		983		(85)	(8.0)

Profit for the period		3,714		2,386		(1,329)	(35.8)
Profit for the period attributable to owners of the controlling company		3,648		2,462		(1,186)	(32.5)
Profit (loss) for the period attributable to non-controlling interests		66		(76)		(143)	N.A.

N.A.	means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	39,152	￦	35,259	￦	(3,893)	(9.9)%
Internal revenue		17,139		17,610		471	2.7

Total revenue from Steel Segment		56,291		52,869		(3,422)	(6.1)

Trading Segment:
External revenue		21,097		18,946		(2,152)	(10.2)
Internal revenue		7,526		7,468		(58)	(0.8)

Total revenue from Trading Segment		28,623		26,414		(2,209)	(7.7)

Construction Segment:
External revenue		5,476		4,676		(801)	(14.6)
Internal revenue		2,997		5,050		2,053	68.5

Total revenue from Construction Segment		8,473		9,726		1,253	14.8

Others Segment:
External revenue		3,213		4,724		1,511	47.0
Internal revenue		2,446		2,857		411	16.8

Total revenue from Others Segment		5,660		7,581		1,921	33.9

Total revenue prior to consolidation adjustments		99,046		96,589		(2,457)	(2.5)

Consolidation adjustments		(30,108)		(32,985)		(2,878)	9.6

Revenue	￦	68,939	￦	63,604		(5,335)	(7.7)

Our revenue decreased by 7.7%, or Won 5,335 billion, from Won 68,939 billion in 2011 to Won 63,604 billion in 2012 due to decreases in external revenues from the Steel Segment, the Trading Segment and the Construction Segment, which were offset in part by an increase in external revenue from the Others Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 9.9%, or Won 3,893 billion, from Won 39,152 billion in 2011 to Won 35,259 billion in 2012 primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers, the impact of which was partially offset by an increase in our sales volume of the principal steel products produced by us and directly sold to external customers. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 10.6% from Won 1,197,661 per ton in 2011 to Won 1,070,565 per ton in 2012, while the overall sales volume of the principal steel products produced by us and directly sold to external customers increased by 1.5% from 29.5 million tons in 2011 to 30.0 million tons in 2012. Such factors were principally attributable to the following:

•

The unit sales prices in Won for all of our principal product lines of steel products produced by us and directly sold to external customers decreased from 2011 to 2012, ranging from a decrease of 6.3% for wire rods to a decrease of 16.2% for plates. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of our stainless steel products produced by us and directly sold to external customers increased by 14.3% from 2011 to 2012, and the sales volume of our cold rolled products and silicon steel sheets produced by us and directly sold to external customers increased by 7.6% and 0.8%, respectively, from 2011 to 2012. On the other hand, our sales volume of wire rods, plates and hot rolled products produced by us and directly sold to external customers decreased by 9.2%, 5.2% and 4.1%, respectively, from 2011 to 2012. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 6.1%, or Won 3,422 billion, from Won 56,291 billion in 2011 to Won 52,869 billion in 2012, as internal revenue from inter-company transactions increased from 2011 to 2012 due to an increased reliance on Daewoo International for our sale of steel products.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 10.2%, or Won 2,152 billion, from Won 21,097 billion in 2011 to Won 18,946 billion in 2012 primarily due to a decrease in external revenue of Daewoo International from 2011 to 2012, reflecting market conditions related to the prolonged slowdown of the global economy that has been characterized by weaker demand and falling prices for export and import products and reduced trading volume.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, decreased by 7.7%, or Won 2,209 billion, from Won 28,623 billion in 2011 to Won 26,414 billion in 2012, primarily due to the reasons stated above, which was offset in part by an increase in reliance on Daewoo International by us on our steel trading activities.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 14.6%, or Won 801 billion, from Won 5,476 billion in 2011 to Won 4,676 billion in 2012 primarily due to a general slowdown in the domestic construction market resulting in weaker demand.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, increased by 14.8%, or Won 1,253 billion, from Won 8,473 billion in 2011 to

Won 9,726 billion in 2012 primarily due to an increase in revenue of POSCO E&C by 15.0%, or Won 1,129 billion, from Won 7,508 billion in 2011 to Won 8,637 billion in 2012. POSCO E&C’s revenue increased primarily due to increases in revenues from plant works and architectural works operations, the impact of which was partially offset by a decrease in revenue from civil and environmental works operations.

Others Segment. The Others Segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 47%, or Won 1,511 billion, from Won 3,213 billion in 2011 to Won 4,724 billion in 2012 primarily due to an increase in revenue of POSCO Energy Corporation. Revenue of POSCO Energy Corporation increased by 49.0%, or Won 939 billion, from Won 1,918 billion in 2011 to Won 2,857 billion in 2012 as it substantially increased its power generation capacity in 2012.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 33.9%, or Won 1,921 billion, from Won 5,660 billion in 2011 to Won 7,581 billion in 2012, primarily due to the increase in revenue of POSCO Energy Corporation discussed above as well as increases in the revenues of POSCO Chemtech and POSCO M-Tech.

Cost of Sales

Our cost of sales decreased by 6.2%, or Won 3,681 billion, from Won 59,824 billion in 2011 to Won 56,143 billion in 2012. The decrease in cost of sales was primarily due to decreases in our sales volume of steel and non-steel products and trading activities as discussed above, as well as decreases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Steel Segment	￦	49,459	￦	47,616	￦	(1,843)	(3.7)%
Trading Segment		27,453		25,287		(2,166)	(7.9)
Construction Segment		7,706		8,937		1,231	16.0
Others Segment		5,301		6,771		1,470	27.7
Consolidation adjustments		(30,095)		(32,468)		(2,373)	7.9

Cost of sales	￦	59,824	￦	56,143		(3,681)	(6.2)

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation adjustments, decreased by 3.7%, or Won 1,843 billion, from Won 49,459 billion in 2011 to Won 47,616 billion in 2012, primarily due to decreases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, the impact of which was partially offset by an increase in our sales volume of the principal steel products produced by us and directly sold to external customers as well as. For a discussion of fluctuations in prices of our key raw materials, see “Item 4.B. Business Overview — Raw Materials.”

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, decreased by 7.9%, or Won 2,166 billion, from Won 27,453 billion in 2011 to Won 25,287 billion in 2012, primarily due to a decrease in our trading volumes.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, increased by 16.0%, or Won 1,231 billion, from Won 7,706 billion in 2011 to Won 8,937 billion in 2012, primarily due to an increase in the construction activities of POSCO E&C.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, increased by 27.7%, or Won 1,470 billion, from Won 5,301 billion in 2011 to Won 6,771 billion in 2012, primarily due to costs related to substantial increase in POSCO Energy Corporation’s power generation activities in 2012.

Gross Profit

Our gross profit decreased by 18.1%, or Won 1,654 billion, from Won 9,115 billion in 2011 to Won 7,461 billion in 2012. Our gross margin decreased from 13.2% in 2011 to 11.7% in 2012 as the decrease in revenue from 2011 to 2012 more than outpaced the decrease in cost of sales from 2011 to 2012, as described above. Our gross margin was negatively affected primarily by a decrease in the gross margin of our Steel Segment as described below.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2011 and 2012.

	For the Year Ended December 31,				Changes
					2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Steel Segment	￦	6,832	￦	5,253	￦	(1,579)	(23.1)%
Trading Segment		1,170		1,127		(43)	(3.7)
Construction Segment		767		789		22	2.8
Others Segment		359		810		452	125.8
Consolidation adjustments		(13)		(518)		(505)	4,025.9

Gross profit	￦	9,115	￦	7,461		(1,654)	(18.1)

Steel Segment. As a result of the factors described above, the gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, decreased from 12.1% in 2011 to 9.9% in 2012.

Trading Segment. The gross margin of our Trading Segment, prior to consolidation adjustments, increased from 4.1% in 2011 to 4.3% in 2012 primarily due to Daewoo International’s efforts to streamline its trading operations to focus on higher margin trades.

Construction Segment. The gross margin of our Construction Segment, prior to consolidation adjustments, decreased from 9.1% in 2011 to 8.1% in 2012 due to further weakening of market conditions in the domestic construction industry in 2012 that resulted in an increase in competition, which in turn increased the portion of construction contracts with lower profit margins.

Others Segment. The gross margin of our Others Segment, prior to consolidation adjustments, increased from 6.3% in 2011 to 10.7% in 2012 primarily due to an increase in gross margin of POSCO Energy Corporation, which initiated operations of additional power plants and substantially increased its power generation capacity in 2012.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Freight	￦	1,406	￦	1,473	￦	67	4.7%
Sales commissions		85		74		(11)	(13.0)
Sales insurance premium		20		32		12	61.0
Contract cost		63		52		(11)	17.2
Others		38		47		10	26.0

Total selling expenses	￦	1,612	￦	1,679		67	4.1

Wages and salaries	￦	607	￦	695	￦	88	14.5%
Expenses related to defined benefit plan		60		61		1	1.6
Other employee benefits		165		171		6	3.8
Depreciation		173		219		46	26.6
Taxes and public dues		51		60		9	17.9
Rental		66		93		28	42.3
Advertising		71		56		(15)	(21.4)
Research and development		212		192		(20)	(9.5)
Service fees		287		264		(22)	(7.7)
Bad debt allowance		92		79		(13)	(14.0)
Others		252		239		(13)	(5.1)

Total administrative expenses	￦	2,035	￦	2,129		94	4.6

Total selling and administrative expenses	￦	3,647	￦	3,808		161	4.4

Our selling and administrative expenses increased by 4.4%, or Won 161 billion, from Won 3,647 billion in 2011 to Won 3,808 billion in 2012 primarily due to increases in labor-related expenses and freight expense. Such factors were principally attributable to the following:

•

Our labor-related expenses included in selling and administrative expenses, which consist of wages and salaries, expenses related to defined benefit plans and other employee benefits, increased by 11.4%, or Won 95 billion, from Won 832 billion in 2011 to Won 927 billion in 2012 primarily due to an increase in the number of employees and a rise in their wages.

•

Our freight expense increased by 4.7%, or Won 67 billion, from Won 1,406 billion in 2011 to Won 1,473 billion in 2012 primarily due to an increase in freight rates, which was offset in part by a decrease in our export volume.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Gain on disposals of property, plant and equipment	￦	14	￦	42	￦	28	206.2%
Gain on disposals of investment in associates		2		39		37	1,655.3
Gain on disposals of assets held for sale		—		193		193	N.A.
Reversal of other bad debt allowance		58		—		(58)	(100.0)
Outsourcing income		42		29		(13)	(30.9)
Gain on disposals of wastes		11		39		27	240.1
Gain from claim compensation		69		32		(37)	(54.1)
Penalty income from early termination of contracts		39		15		(23)	(61.0)
Others		72		59		(13)	(18.1)

Total other operating income	￦	307	￦	448		141	46.0

N.A. means not applicable.

Our other operating income increased by 46.0%, or Won 141 billion, from Won 307 billion in 2011 to Won 448 billion in 2012 primarily due to our gain on disposals of assets held for sale of Won 193 billion in 2012. We recognized a gain of Won 146 billion from Daewoo International’s disposal of Daewoo Cement (Shandong) Co., Ltd. to China United Cement Group Co., Ltd. in June 2012. In addition, we recognized a gain of Won 46 billion from Daewoo International’s disposal of its interest in Kyobo Life Insurance Co., Ltd. (“Kyobo Life Insurance”), subsequent to our impairment of Won 258 billion of such asset as described below.

Loss on disposals of property, plant and equipment	￦	61	￦	65	￦	5	8.2%
Idle tangible assets expenses		17		31		14	85.4
Impairment loss of assets held for sale		—		258		258	N.A.
Other bad debt expenses		11		44		33	295.5
Donations		67		74		7	11.1
Loss on disposal of wastes		31		45		15	48.7
Penalty and default losses		40		149		110	277.8
Impairment loss of property, plant and equipment and others		99		72		(27)	(27.1)
Others		42		69		27	63.5

Total other operating expenses	￦	367	￦	809		443	120.8

N.A. means not applicable.

Our other operating expenses increased by Won 443 billion, from Won 367 billion in 2011 to Won 809 billion in 2012, primarily due to our impairment loss of assets held for sale in 2012 as well as an increase in our penalty and default losses. In 2012, we recorded an impairment loss of assets held for sale of Won 258 billion related to a decrease in market value of Daewoo International’s interest in Kyobo Life Insurance. Our penalty and default losses increased by Won 110 billion, from Won 40 billion in 2011 to Won 149 billion in 2012, primarily due to a fine of Won 118 billion imposed by the Korea Fair Trade Commission for price fixing galvanized steel sheets.
Operating Profit

Due to the factors described above, our operating profit decreased by 39.1%, or Won 2,116 billion, from Won 5,408 billion in 2011 to Won 3,292 billion in 2012. Our operating margin decreased from 7.8% in 2011 to 5.2% in 2012.

Share of Profit of Equity-Accounted Investees

We recognized a net profit for our proportionate share of equity-accounted investees of Won 51 billion in 2011 primarily due to our share of profit of Kyobo Life Insurance, SNNC Co., Ltd. and KOBRASCO, which were offset in part by our share of loss of Sungjin Geotec, AMCI (WA) Pty Ltd. and USS-POSCO Industries. However, we recognized a net loss for our proportionate share of equity-accounted investees of Won 23 billion in 2012 primarily due to our share of loss of AMCI (WA) Pty Ltd. and Busan-Gimhae Light Rail Transit Co., Ltd., which were offset in party by our share of profit of Kyobo Life Insurance and KOBRASCO. For a discussion of our share of profits or losses of equity-accounted investees, see Note 10 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Interest income	￦	216	￦	279	￦	63	28.9%
Dividend income		144		124		(19)	(13.5)
Gain on foreign currency transactions		1,454		935		(519)	(35.7)
Gain on foreign currency translations		259		937		678	261.7
Gain on transactions of derivatives		549		408		(142)	(25.8)
Gain on valuations of derivatives		112		94		(17)	(15.4)
Gain on disposals of available-for-sale investments		455		112		(342)	(75.3)
Others		2		7		6	359.3

Total finance income	￦	3,190	￦	2,897		(293)	(9.2)

Interest expenses	￦	788	￦	871	￦	83	10.5%
Loss on foreign currency transactions		1,620		839		(781)	(48.2)
Loss on foreign currency translations		530		243		(287)	(54.1)
Loss on transactions of derivatives		513		309		(204)	(39.7)
Loss on valuations of derivatives		189		160		(29)	(15.4)
Impairment loss on available-for-sale investments		153		224		71	46.7
Loss on disposals of available-for-sale investments		1		36		35	3,517.7
Loss on Financial guarantee		1		38		37	3,744.2
Others		72		76		5	6.5

Total finance costs	￦	3,867	￦	2,798		(1,069)	(27.6)

We recognized a net loss on foreign currency translations of Won 271 billion in 2011 compared to a net gain on foreign currency translations of Won 694 billion in 2012 and a net loss on foreign currency transactions of Won 166 billion in 2011 compared to a net gain on foreign currency transactions of Won 96 billion in 2012 as the Won depreciated against the Dollar and Yen in 2011 while it appreciated against the Dollar and Yen in 2012. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from Won 1,138.9 to US$1.00 as of December 31, 2010 to Won 1,153.3 to US$1.00 as of December 31, 2011 but appreciated to Won 1,071.1 to US$1.00 as of December 31, 2012. The Won depreciated against the Yen from Won 1,397.1 per Yen 100 as of December 31, 2010 to Won 1,485.2 per Yen 100 as of December 31, 2011 but appreciated to Won 1,247.5 per Yen 100 as of December 31, 2012. Against such fluctuations, we recognized an increase of 170.1% in net gain on transactions of derivatives, or Won 62 billion, from Won 37 billion in 2011 to Won 99 billion in 2012 as well as a decrease of 15.6% in net loss on valuation of derivatives, or Won 12 billion, from Won 77 billion in 2011 to Won 65 billion in 2012.

On the other hand, our gain on disposals of available-for-sale investments decreased significantly from Won 455 billion in 2011 to Won 112 billion in 2012 primarily due to the recognition of a Won 332 billion gain in 2011 from our disposal of a minority investment in an iron ore manufacturer in Australia, compared to no comparable disposal of available-for-sale investments in 2012.

Our interest expenses increased by 10.5%, or Won 83 billion, from Won 788 billion in 2011 to Won 871 billion in 2012 primarily due to an increase in the average balance of our payables and financial liabilities, which was partially offset by a general decrease in interest rates in Korea.

Our impairment loss on available-for-sale investments increased by 46.7%, or Won 71 billion, from Won 153 billion in 2011 to Won 224 billion in 2012 primarily due to a significant decline in the fair value of shares of Jupiter Mines Ltd., SK Telecom and others for a prolonged period, which was considered as objective evidence of impairment.

Income Tax Expense

Our income tax expense decreased by 8.0%, or Won 85 billion, from Won 1,068 billion in 2011 to Won 983 billion in 2012 primarily due to a 29.6% decrease in profit before income tax expense, which was partially offset by increases in adjustments related to difference in tax rate and unrealized deferred tax assets. See Note 32 of Notes to Consolidated Financial Statements. Our effective tax rates increased from 22.3% in 2011 to 29.2% in 2012 primarily due to our disposition of Daewoo International’s interest in Kyobo Life Insurance in September 2012.

Profit for the Period

Due to the factors described above, our profit for the period decreased by 35.8%, or Won 1,329 billion, from Won 3,714 billion in 2011 to Won 2,386 billion in 2012. Our net profit margin decreased from 5.4% in 2011 to 3.8% in 2012.

The following table presents our profit for the period by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Steel	￦	3,689	￦	2,246	￦	(1,443)	(39.1)%
Trading		195		325		130	66.5
Construction		155		345		191	123.3
Others		155		301		146	94.3
Consolidation adjustments		(480)		(833)		(352)	73.3

Profit for the period	￦	3,714	￦	2,386		(1,329)	(35.8)

Operating Results — 2010 Compared to 2011

The following table presents our income statement information and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Revenue	￦	47,887	￦	68,939	￦	21,051	44.0%
Cost of sales		39,722		59,824		20,101	50.6

Gross profit		8,165		9,115		950	11.6
Administrative expenses		1,492		2,035		543	36.4
Selling expenses		1,120		1,612		492	43.9
Other operating income		223		307		84	37.7
Other operating expenses		342		367		25	7.2

Operating profit		5,434		5,408		(25)	(0.5)
Share of profit of equity-accounted investees		183		51		(132)	(72.3)
Finance income		1,739		3,190		1,452	83.5
Finance costs		2,088		3,867		1,779	85.2

Profit before income tax		5,267		4,782		(485)	(9.2)
Income tax expense		1,081		1,068		(13)	(1.2)

Profit for the period		4,186		3,714		(471)	(11.3)

Profit for the period attributable to owners of the controlling company		4,106		3,648		(458)	(11.1)
Profit for the period attributable to non-controlling interests		80		66		(14)	(17.3)

Revenue

The following table presents our revenue by segment and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	35,527	￦	39,152	￦	3,625	10.2%
Internal revenue		10,726		17,139		6,413	59.8

Total revenue from Steel Segment		46,253		56,291		10,038	21.7

Trading Segment:
External revenue		6,236		21,097		14,861	238.3
Internal revenue		3,174		7,526		4,351	137.1

Total revenue from Trading Segment		9,410		28,623		19,213	204.2

Construction Segment:
External revenue		4,349		5,476		1,127	25.9
Internal revenue		3,575		2,997		(578)	(16.2)

Total revenue from Construction Segment		7,923		8,473		550	6.9

Others Segment:
External revenue		1,775		3,213		1,438	81.0
Internal revenue		1,104		2,446		1,342	121.5

Total revenue from Others Segment		2,879		5,660		2,780	96.6

Total revenue prior to consolidation adjustments		66,466		99,046		32,580	49.0

Consolidation adjustments		(18,579)		(30,108)		(11,529)	62.1

Revenue	￦	47,887	￦	68,939		21,051	44.0

Our revenue increased by 44.0%, or Won 21,051 billion, from Won 47,887 billion in 2010 to Won 68,939 billion in 2011 due to increases in external revenues from the Trading Segment and to a lesser extent, the Steel Segment and the Construction Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 10.2%, or Won 3,625 billion, from Won 35,527 billion in 2010 to Won 39,152 billion in 2011 primarily due to an increase in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers and, to a lesser extent, an increase in our sales volume of such steel products. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers increased by 13.1% from Won 1,058,707 per ton in 2010 to Won 1,197,661 per ton in 2011, and our overall sales volume of such steel products increased by 2.9% from 28.7 million tons in 2010 to 29.5 million tons in 2011. Such factors were principally attributable to the following:

•

The unit sales prices in Won for all of our principal product lines of steel products produced by us and directly sold to external customers increased from 2010 to 2011, ranging from an increase of 5.9% for silicon steel sheets to 34.6% for wire rods. For a discussion of changes in the unit sales price of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of our principal product lines of plates, wire rods and stainless steel products produced by us and directly sold to external customers increased by 27.3%, 8.2% and 2.8%, respectively, from 2010 to 2011. On the other hand, our sales volume of silicon steel sheets, hot rolled products and cold rolled products produced by us and directly sold to external customers decreased by 3.4%, 1.7%, and 0.9%, respectively, from 2010 to 2011. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, increased by 21.7%, or Won 10,038 billion, from Won 46,253 billion in 2010 to Won 56,291 billion in 2011, as internal revenue from inter-company transactions also increased significantly from 2010 to 2011 reflecting consolidation of our sale of steel products through Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 238.3%, or Won 14,861 billion, from Won 6,236 billion in 2010 to Won 21,097 billion in 2011 primarily due to the consolidation of results of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011 and, to a lesser extent, increases in the sales volume of steel and metal products sold by our trading and sales subsidiaries as well as an increase in third-country trades by Daewoo International. Daewoo International generated revenue of Won 4,272 billion in 2010 subsequent to the acquisition, compared to revenue of Won 19,457 billion in 2011.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, increased by 204.2%, or Won 19,213 billion, from Won 9,410 billion in 2010 to Won 28,623 billion in 2011, primarily due to the reasons discussed above.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 25.9%, or Won 1,127 billion, from Won 4,349 billion in 2010 to Won 5,476 billion in 2011 primarily due to increases in engineering services provided by POSCO Engineering and sales from POSCO E&C’s overseas construction contracts.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, increased by 6.9%, or Won 550 billion, from Won 7,923 billion in 2010 to Won 8,473 billion in 2011 primarily due to an increase in revenue of POSCO E&C by 4.4%, or Won 314 billion, from Won 7,194 billion in 2010 to Won 7,508 billion in 2011. POSCO E&C’s revenue increased primarily due to increases in revenues from engineering services and energy works and civil and environmental works operations, the impact of which was partially offset by a decrease in revenue from plant works operation.

Others Segment. The Others Segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 81.0%, or Won 1,438 billion, from Won 1,775 billion in 2010 to Won 3,213 billion in 2011 primarily due to an increase in revenue of POSCO Energy Corporation. Revenue of POSCO Energy Corporation increased by 117.5%, or Won 1,036 billion, from Won 882 billion in 2010 to Won 1,918 billion in 2011 as it substantially increased its power generation capacity in 2011.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 96.6%, or Won 2,780 billion, from Won 2,879 billion in 2010 to Won 5,660 billion in 2011, primarily due to an increase in revenue of POSCO Energy Corporation discussed above as well as increases in the revenues of POSCO Chemtech and POSCO M-Tech.

Cost of Sales

Our cost of sales increased by 50.6%, or Won 20,101 billion, from Won 39,722 billion in 2010 to Won 59,824 billion in 2011. The increase in cost of sales was primarily due to the consolidation of cost of sales of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011 and, to a lesser extent, an increase in our sales volume of steel and non-steel products as discussed above and increases in the average prices in Won terms of key raw materials that were used to manufacture finished goods sold.

The following table presents our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Steel Segment	￦	39,033	￦	49,459	￦	10,426	26.7%
Trading Segment		9,054		27,453		18,399	203.2
Construction Segment		7,172		7,706		534	7.5
Others Segment		2,947		5,301		2,353	79.9
Consolidation adjustments		(18,483)		(30,095)		(11,612)	62.8

Cost of sales	￦	39,722	￦	59,824		20,101	50.6

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation adjustments, increased by 26.7%, or Won 10,426 billion, from Won 39,033 billion in 2010 to Won 49,459 billion in 2011, primarily due to increases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold as well as an increase in our sales volume of the principal steel products produced by us and directly sold to external customers, the impact of which was offset in part by a decrease in depreciation and amortization. For a discussion of fluctuations in prices of our key raw materials, see “Item 4.B. Business Overview — Raw Materials.” Depreciation and amortization of our Steel Segment, prior to consolidation adjustments, decreased by 27.8%, or Won 821 billion, from Won 2,949 billion in 2010 to Won 2,128 billion in 2011 primarily due to a change in our estimated useful lives for certain machinery and equipment in our Steel Segment from the previous eight years to fifteen years based on an asset life study performed in 2011.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, increased by 203.2%, or Won 18,399 billion, from Won 9,054 billion in 2010 to Won 27,453 billion in 2011, primarily due to the consolidation of results of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011 and, to a lesser extent, increases in the sales volume of steel and metal products sold by our trading and sales subsidiaries as well as an increase in third-country trades by Daewoo International.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, increased by 7.5%, or Won 534 billion, from Won 7,172 billion in 2010 to Won 7,706 billion in 2011, primarily due to an increase in the construction activities of POSCO E&C.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, increased by 79.9%, or Won 2,353 billion, from Won 2,947 billion in 2010 to Won 5,301 billion in 2011, primarily due to costs related to a substantial increase in POSCO Energy Corporation’s power generation activities in 2011.

Gross Profit

Our gross profit increased by 11.6%, or Won 950 billion, from Won 8,165 billion in 2010 to Won 9,115 billion. Our gross margin decreased from 17.1% in 2010 to 13.2% in 2011 as the increase in revenue was outpaced by the increase in cost of sales in 2010, as described above. Daewoo International, as a global trading company that primarily engages in trading of steel and raw materials, typically enters into trading transactions as a principal where the selling price is recorded as sales and the purchase price is recorded as cost of sales, which results in relatively lower margin levels compared to our other businesses. Due to such accounting treatment, an increase in the revenue of Daewoo International generally has a negative impact on our gross margin on a consolidated basis. Our gross margin for 2010 was negatively affected by the consolidation of results of Daewoo International only from the date of its acquisition on September 20, 2010 compared to a full year of such negative effect for 2011.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Steel Segment	￦	7,220	￦	6,832	￦	(389)	(5.4)%
Trading Segment		357		1,170		813	228.0
Construction Segment		752		767		15	2.0
Others Segment		(68)		359		427	N.A.
Consolidation adjustments		(96)		(13)		84	(86.9)

Gross profit	￦	8,165	￦	9,115		950	11.6

N.A. means not applicable.

Steel Segment. As a result of the factors described above, the gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, decreased from 15.6% in 2010 to 12.1% in 2011.

Trading Segment. The gross margin of our Trading Segment, prior to consolidation adjustments, increased from 3.8% in 2010 to 4.1% in 2011 primarily due to the consolidation of revenue of Daewoo International in 2010 only from the date of its acquisition on September 20, 2010 compared to consolidation for the full year in 2011.

Construction Segment. The gross margin of our Construction Segment, prior to consolidation adjustments, decreased from 9.5% in 2010 to 9.1% in 2011 as the market conditions in the domestic construction industry further weakened in 2011 that resulted in an increase in competition.

Others Segment. The gross margin of our Others Segment, prior to consolidation adjustments, increased from (2.4)% in 2010 to 6.3% in 2011 primarily due to an increase in gross margin from POSCO Energy Corporation, which completed construction of two additional power plants in 2011. Depreciation and amortization of the Others Segment, prior to consolidation adjustments, increased by 140.9%, or Won 104 billion, from Won 74 billion in 2010 to Won 178 billion in 2011 primarily due to the construction of two additional power plants.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Freight	￦	949	￦	1,406	￦	457	48.2%
Sales commissions		70		85		16	22.3
Sales insurance premium		15		20		5	36.6
Contract cost		58		63		5	22.3
Others		29		38		9	8.0

Total selling expenses	￦	1,120	￦	1,612		492	43.9

Wages and salaries	￦	446	￦	607	￦	161	36.1%
Expenses related to defined benefit plan		37		60		24	64.2
Other employee benefits		116		165		48	41.5
Depreciation		110		173		63	57.0
Taxes and public dues		35		51		16	45.2
Rental		55		66		11	19.8
Advertising		96		71		(25)	(26.3)
Research and development		141		212		71	50.4
Service fees		193		287		94	48.5
Bad debt allowance		47		92		45	94.6
Others		215		252		37	17.3

Total administrative expenses	￦	1,492	￦	2,035		548	36.4

Total selling and administrative expenses	￦	2,612	￦	3,647		1,035	39.6

Our selling and administrative expenses increased by 39.6%, or Won 1,035 billion, from Won 2,612 billion in 2010 to Won 3,647 billion in 2011 primarily due to increases in freight expenses, labor-related expenses, service fees and research and development expense. Such factors were principally attributable to the following:

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

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Gain on disposal of property, plant and equipment	￦	26	￦	14	￦	(13)	(47.6)%
Gain on disposal of investment in associates		3		2		(1)	(23.6)
Reversal of other bad debt allowance		—		58		58	N.A.
Reversal of other provisions		—		36		36	N.A.
Outsourcing income		49		42		(7)	(14.5)
Gain on disposal of wastes		21		11		(10)	(46.6)
Gain from claim compensation		58		69		11	18.3
Penalty income from early termination of contracts		43		39		(5)	(10.9)
Others		21		36		15	69.6

Total other operating income	￦	223	￦	307		84	37.7

N.A. means not applicable.

Our other non-operating income increased by 37.7%, or Won 84 billion, from Won 223 billion in 2010 to Won 307 billion in 2011 primarily due to our recognition of reversal of other bad debt allowance of Won 58 billion and reversal of other provisions of Won 36 billion in 2011 compared to no such reversals in 2010.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Loss on disposal of property, plant and equipment	￦	83	￦	61	￦	(23)	(27.5)%
Idle intangible assets expenses		1		17		16	2,023.4
Other bad debt expenses		13		11		(2)	13.4
Donations		74		67		(8)	(10.5)
Loss on disposal of wastes		15		31		15	100.6
Penalty and default losses		1		40		38	3,363.3
Impairment loss of property, plant and equipment and others		128		99		(29)	(22.7)
Others		26		42		16	62.4

Total other operating expenses	￦	342	￦	367		24	7.2

Our other non-operating expenses increased by 7.2%, or Won 24 billion, from Won 342 billion in 2010 to Won 367 billion in 2011 primarily due to our recognition of penalty and default losses of Won 40 billion in 2011 compared to Won 1 billion of such expenses in 2010.

Operating Profit

Due to the factors described above, our operating profit decreased by 0.5%, or Won 25 billion, from Won 5,434 billion in 2010 to Won 5,408 billion in 2011. Our operating margin decreased from 11.3% in 2010 to 7.8% in 2011.

Share of Profit of Equity-Accounted Investees

Our share of profit of equity-accounted investees decreased by 72.3%, or Won 132 billion, from Won 183 billion in 2010 to Won 51 billion in 2011 primarily due to worsening of the results of operations of our foreign associates, particularly AMCI (WA) Pty Ltd., BX Steel POSCO Cold Rolled Sheet Co., Ltd. and USS-POSCO Industries, as well as an increase in our proportionate net loss from Sungjin Geotec. These decreases were partially offset by increases in our share of profit of Kyobo Life Insurance.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Interest income	￦	293	￦	216	￦	(77)	(26.2)%
Dividend income		102		144		42	40.8
Gain on foreign currency transactions		844		1,454		610	72.2
Gain on foreign currency translations		205		259		54	26.6
Gain on derivatives transactions		181		549		369	203.7
Gain on valuation of derivatives		87		112		25	28.6
Gain on disposal of available-for-sale financial assets		3		455		452	17,449.9
Others		24		2		(23)	(93.6)

Total finance income	￦	1,739	￦	3,190		1,452	83.5

Interest expenses	￦	587	￦	788	￦	201	34.3%
Loss on foreign currency transactions		809		1,620		812	100.4
Loss on foreign currency translations		423		530		106	25.1
Loss on derivatives transactions		175		513		338	192.7
Loss on valuation of derivatives		18		189		171	961.3
Impairment loss on available-for-sale financial assets		57		153		96	167.3
Loss on disposals of available-for-sale investments		2		1		1	(50.0)
Loss on Financial guarantee		2		1		1	(39.8)
Others		15		72		57	376.9

Total finance costs	￦	2,088	￦	3,867		1,779	85.2

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

Income Tax Expense

Income tax expense decreased by 1.2%, or Won 13 billion, from Won 1,081 billion in 2010 to Won 1,068 billion in 2011. Our effective tax rates were 20.5% in 2010 and 22.3% in 2011. The effective tax rate increased in 2011 primarily due to decreases in tax credits from Won 269 billion in 2010 to Won 194 billion in 2011.

Profit for the Period

Due to the factors described above, our profit for the period decreased by 11.3%, or Won 471 billion, from Won 4,186 billion in 2010 to Won 3,714 billion in 2011. Our net profit margin decreased from 8.7% in 2010 to 5.4% in 2011.

The following table presents our profit for the period by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2010 and 2011.

					Changes
	For the Year Ended December 31,				2010 versus 2011
	2010		2011		Amount		%
	(In billions of Won)
Steel Segment	￦	4,089	￦	3,689	￦	(399)	(9.8)%
Trading Segment		94		195		101	107.7
Construction Segment		256		155		(102)	(39.6)
Others Segment		13		155		142	1,102.5
Consolidation adjustments		(266)		(480)		(214)	80.5

Profit for the period	￦	4,185	￦	3,714		(471)	(11.3)

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated

	For the Year Ended December 31,
	2010		2011		2012
	(In billions of Won)
Net cash provided by operating activities	￦	3,582	￦	1,692	￦	7,319
Net cash used in investing activities		(6,915)		(5,517)		(6,169)
Net cash provided by (used in) financing activities		4,588		4,900		(908)
Effect of exchange rate fluctuations on cash held		(7)		3		(161)
Cash and cash equivalents at beginning of period		2,273		3,521		4,599
Cash and cash equivalents at end of period		3,521		4,599		4,681
Net increase in cash and cash equivalents		1,248		1,078		82

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we have also engaged in the acquisition of treasury shares.

Net cash used in investing activities was Won 6,915 billion in 2010, Won 5,517 billion in 2011 and Won 6,169 billion in 2012. These amounts included acquisition of property, plant and equipment of Won 5,792 billion in 2010, Won 5,331 billion in 2011 and Won 7,055 billion in 2012. We plan to spend between Won 7 trillion to Won 8 trillion in capital expenditures in 2013, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We recorded net disposal of short-term financial instruments of Won 3,030 billion in 2010, Won 1,238 billion in 2011 and Won 232 billion in 2012. We also recorded net acquisition of available-for-sale securities of Won 302 billion in 2010 and net disposal of available-for-sale securities of Won 89 billion in 2011 and Won 393 billion in 2012.

In our financing activities, we used cash of Won 882 billion in 2010, Won 1,746 billion in 2011 and Won 1,884 billion in 2012 for repayments of borrowings. We paid dividends on common stock in the amount of Won 693 billion in 2010, Won 771 billion in 2011 and Won 752 billion in 2012.

In recent years, we have also selectively considered various opportunities to acquire or invest in companies that may complement our businesses, as well as invest in overseas resources development projects. For example, we acquired a controlling interest in Daewoo International on September 20, 2010 for Won 3.37 trillion, and we spent Won 390 billion in 2011 to acquire a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand. We may require additional capital for such acquisitions or entering into other strategic relationships. Other than capital required for such activities, we anticipate that capital expenditures, repayments of outstanding debt and payments of cash dividends will represent the most significant uses of funds for the next several years.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for our related companies’ indebtedness. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2012.

	Payments Due by Period
Contractual Obligations	Total		Less Than 1 Year		1 to 3 Years		4 to 5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	17,321	￦	2,801	￦	6,160	￦	4,070	￦	4,289
Interest payments on long-term debt (b)		2,398		524		1,037		368		469
Capital lease obligations (c)		63		19		21		22		1
Operating lease obligations (d)		29		15		13		1		—
Purchase obligations (e)		40,585		17,737		17,124		9,147		2,849
Accrued severance benefits (f)		1,392		60		171		240		921

Total	￦	61,788	￦	21,156	￦	24,526	￦	13,848	￦	8,529

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2012, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2012 in calculating the interest payments on long-term debt for the periods indicated.

(c)	We entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a vessel for transporting plates and other products.

(d)	We acquired certain tools and equipment under operating lease agreements with Orix Rentec Korea Co., Ltd. and others.

(e)	Our purchase obligations include supply contracts to purchase iron ore, coal, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2012, 217 million tons of iron ore and 27 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tanggun LNG Consortium in Indonesia to purchase LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2012 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(f)	Represents, as of December 31, 2012, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities decreased by 52.8%, or Won 1,890 billion, from Won 3,582 billion in 2010 to Won 1,692 billion in 2011. Our gross cash inflow from our sales activities increased as discussed above. However, our cash outflows also increased due to an increase in the price of raw materials in 2011 as well as the buildup of semi-finished and finished goods due to increase in uncertainties in the global economy from difficulties affecting the European Union, which led to an increase in our inventory and a delay in recoupment of cash used in production activities, including cash spent on purchase of raw materials.

Our net cash provided by operating activities increased by 332.7%, or Won 5,628 billion, from Won 1,692 billion in 2011 to Won 7,319 billion in 2012. Our gross cash inflow from our sales activities decreased as discussed above. However, our overall net cash provided by operating activities increased as a result of a decrease in our inventory and better management of outstanding trade accounts and notes receivables. Our inventory decreased primarily due to a decrease in the price of raw materials as well as our management of inventory reserve levels in preparation for a decrease in demand due to continuing uncertainties in the global economy.

Net proceeds from borrowings, after deducting for repayment of borrowings, were Won 3,485 billion in 2010, Won 5,322 billion in 2011 and Won 1,123 billion in 2012. Net proceeds from short-term borrowings, after deducting for repayment of short-term borrowings, were Won 1,201 billion in 2010 and Won 52 billion in 2011. In 2012, we recorded net repayment of short-term borrowings of Won 1,412 billion. Long-term borrowings, excluding current installments, were Won 10,664 billion as of December 31, 2010, Won 16,020 billion as of December 31, 2011 and Won 14,412 billion as of December 31, 2012. Total short-term borrowings and current installments of long-term borrowings were Won 10,476 billion as of December 31, 2010, Won 10,792 billion as of December 31, 2011 and Won 10,509 billion as of December 31, 2012. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing net amount with our total equity, was 45.72% as of December 31, 2010, 54.54% as of December 31, 2011 and 47.70% as of December 31, 2012.

We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. We also generated cash of Won 7 billion in 2010 and Won 164 billion in 2011 from the sale of our treasury shares. In April 2012, we also generated cash of Won 580 billion from our disposal of a portion of our holdings of shares in SK Telecom, KB Financial Group and Hana Financial Group in block trade transactions. In addition, we generated cash of Won 1,151 billion in September 2012 from Daewoo International’s disposal of its interest in Kyobo Life Insurance.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 9,396 billion as of December 31, 2010, Won 13,952 billion as of December 31, 2011 and Won 11,791 billion as of December 31, 2012. Our holding of cash and cash equivalents were Won 3,521 billion as of December 31, 2010, Won 4,599 billion as of December 31, 2011 and Won 4,681 billion as of December 31, 2012. Our holding of other receivables and other short-term financial assets were Won 4,383 billion as of December 31, 2010, Won 3,656 billion as of December 31, 2011 and Won 3,846 billion as of December 31, 2012. As of December 31, 2012, approximately 32.4% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. POSCO had unused credit lines of Won 1,906 billion out of total available credit lines of Won 2,464 billion as of December 31, 2012. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 5,792 billion in 2010, Won 5,331 billion in 2011 and Won 7,055 billion in 2012. We plan to spend between Won 7 trillion to Won 8 trillion in capital expenditures in 2013, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2012:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2012
	(In billions of Won)
Pohang Works:
Optimization of the facilities	January 2014	2,203	1,087
Renovation of the first stainless steel sheets rolling facilities	July 2014	218	193
Gwangyang Works:
Construction of no. 4 hot rolled steel plant	October 2014	1,626	1,171
Renovation of the first and fifth furnace	September 2017	1,060	738
Pohang and Gwangyang Works:
Raw materials treatment facility upgrades	September 2016	1,301	302

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. Our technology development department works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. As of December 31, 2012, Pohang University of Science & Technology and the Research Institute of Industrial Science and Technology employed a total of 1,012 researchers. In 1994, we founded the POSCO Technical Research Laboratory to carry out applied research and technology development activities. As of December 31, 2012, the Technical Research Laboratory employed a total of 445 researchers.

We recorded research and development expenses of Won 380 billion as cost of goods sold in 2011 and Won 385 billion in 2012, as well as research and development expenses of Won 212 billion as selling and administrative expenses in 2011 and Won 192 billion in 2012.

Our research and development program has filed over thirty-one thousand industrial rights applications relating to steel-making technology, approximately one-fourth of which were registered as of December 31, 2012, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2011 and 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our board consists of five directors who are our executive officers (“Inside Directors”) and six directors who are outside directors (“Outside Directors”). Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications, and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Inside Director (“Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

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

Inside Directors

Our current Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Years with POSCO	Age	Expiration of Term of Office
Chung, Joon-Yang	Chief Executive Officer and Representative Director	—	9	38	65	March 2015
Park, Ki-Hong	President and Representative Director	Chief Financial and Planning Officer	1	7	55	March 2014
Kim, Joon-Sik	President and Representative Director	Head of Growth and Investment Division	1	32	59	March 2014
Chang, In-Hwan	Senior Executive Vice President and Representative Director	Head of Carbon Steel Business Division	0	30	58	March 2015
Kim, Yeung Gyu	Senior Executive Vice President	Head of Corporate Staff Division	0	30	58	March 2015

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets of Korea (the “FSCMA”).

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Lee, Young-Sun	Director	Former President, Hallym University	4	65	March 2014
Han, Joon-Ho.	Director	CEO, Samchully Co., Ltd.	4	67	March 2014
Lee, Chang-Hee	Director	Professor, Seoul National University	4	53	March 2015
James B. Bemowski	Director	Vice Chairman, Doosan Co., Ltd.	1	59	March 2015
Shin, Chae-Chol	Director	Former Chairman and CEO, IBM Korea Inc.	0	65	March 2015
Lee, Myung-Woo	Director	Professor, Hanyang University	0	59	March 2016

The term of office of the Directors elected in March 2013 is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

Name	Position	Responsibility and Division	Years with POSCO	Age

Kwon, Oh-Joon	President	Chief Technology Officer	24	62

Baek, Sung-Kwan	Senior Executive Vice President	General Superintendent, Gwangyang Works	32	57

Woo, Jong-Soo	Senior Executive Vice President	General Superintendent (Technical Research Laboratories)	33	57

Hwang, Eun-Yeon	Senior Executive Vice President	Head of Corporate Relations Division	26	54

Song, Sebin	Executive Vice President	Legal Affairs Department	2	50

Yoon, Dong-Jun	Executive Vice President	Corporate Strategy Department II	26	54

Lee, Jung-Sik	Executive Vice President	General Superintendent, Pohang Works	33	58

Suh, Young-Sea	Executive Vice President	Head of Stainless Steel Business Division	29	58

Choi, Jeong-Woo	Executive Vice President	Corporate Audit Department	28	55

Park, Kui-Chan	Executive Vice President	Department of External Affairs	9	55

Park, Sung-Ho	Executive Vice President	Steel Technology Strategy Department	30	56

Oh, In-Hwan	Executive Vice President	Head of Carbon Steel Marketing Division	30	54

Jeon, Woo-Sig	Executive Vice President	Corporate Strategy Department I	27	53

An, Tong-Il	Executive Vice President	Deputy General Superintendent (Maintenance, Gwangyang Works)	26	53

Seo, Myung-Deuk	Executive Vice President	Raw Materials Division	28	57

Yae, Jae-Hen	Senior Vice President	Labor and Outside Services Department	28	56

Min, Kyung-Zoon	Senior Vice President	PT KRAKATU POSCO Co.,Ltd.	29	54

Kim, Won-Ki	Senior Vice President	Order Processing and Technical Service Department	31	56

Nam, Sik	Senior Vice President	Steel Business Dept. II.	30	56

Ko, Suk-Bum	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	28	55

Kim, Jae-Seok	Senior Vice President	Gas & Coal Chemical Business Department	28	55

Kim, Sun-Won	Senior Vice President	POSCO-South Asia Co., Ltd.	30	54

Kim, Dong-Chul	Senior Vice President	Steel Business Department I	27	57

Kim, Jhi-Yong	Senior Vice President	Advanced Materials Business Department	20	51

Jeon, Cheol	Senior Vice President	Stainless Steel Production and Technology	30	55

Kim, Yong-Min	Senior Vice President	Zhangjiagang Pohang Stainless Steel Co., Ltd.	30	55

Lee, Young-Ki	Senior Vice President	POSCO-Japan Co., Ltd.	27	53

Yu-Seong	Senior Vice President	Nonferrous Metal Business Department	27	56

Kim, Se-Hyun	Senior Vice President	Productivity Research Center	3	53

Hwang, Seok-Joo	Senior Vice President	Information Planning Department	27	50

Yim, Chang-Hee	Senior Vice President	General Superintendent (Gwangyang Research Lab)	27	56

Chang, In-Hwa	Senior Vice President	New Business Department	2	57

Shim, Tong-Wook	Senior Vice President	Finance Department	27	53

Kwon, Suk-Chul	Senior Vice President	POSCO-China Co., Ltd.	29	58

Lee, Tae-Ju	Senior Vice President	European Union Office	30	55

Name	Position	Responsibility and Division	Years with POSCO	Age

Yun, Ki-mok	Senior Vice President	Stainless Steel Raw Materials Department	29	55

Kim, Jae-Yeol	Senior Vice President	Marketing Strategy Department	27	53

Kim, Hong-Soo	Senior Vice President	Investment Management Dept.	30	55

Bae, Chung-Hun	Senior Vice President	POSCO-VST Co., Ltd.	28	56

Kim, Dong-Soo	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	30	54

Son, Chang Hwan	Senior Vice President	Automotive Materials Marketing Dept.	28	52

Chon, Jung-Son	Senior Vice President	Raw Materials Procurement Dept.	26	50

Sung, Gee-Woong	Senior Vice President	Environment & Energy Planning Dept.	18	53

Shin, Geon	Senior Vice President	Engineering Research Center	31	55

Cho Young-Ki	Senior Vice President	POSCO-Mexico Co., Ltd.	27	54

Lee, Bok-Sung	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	27	55

Cho, Yong-Doo	Senior Vice President	Management Monitoring Dept.	3	52

Jeong, Tak	Senior Vice President	Overseas Marketing Dept.	1	53

Chung, Chang-Hwa	Senior Vice President	Communication Dept.	17	51

Kim, Kwan Young	Senior Vice President	Human Resources and Innovation Dept.	25	51

Yi, Kyung-Jo	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Gwangyang Works)	27	52

Ha, Young-Sul	Senior Vice President	Procurement Service Center	26	54

Nam, Cheol-Soon	Senior Vice President	Stainless Steel Marketing Department	0	52

Hwangbo, Won	Senior Vice President	Hot Rolled Products Marketing Department.	23	49

Kim, Byung-Hwi	Senior Vice President	Plate Products & Wire Rod Marketing Department	23	49

Choi, Seung-Deug	Senior Vice President	New Growth Technology Strategy Department	5	51

Cho, Il-Hyun	Senior Vice President	FINEX Research & Development Project Department	26	51

Kim, Jun-Hyung	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Pohang Works)	27	50

Oh, Hyoung-Soo	Senior Vice President	POSCO-Thainox. Co., Ltd.	27	52

Han, Ki-Won	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	25	51

Park, Joo-Cheul	Senior Vice President	Deputy General Superintendent (Maintenance, Pohang Works)	26	52

Yoo, Sun-Hee	Senior Vice President	Corporate Future Creation Academy	1	51

Item 6.B. Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 32.3 billion in 2012 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 6.6 billion in 2012.

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

Item 6.C.  Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Lee, Young-Sun (committee chair), James B. Bemowski, Shin, Chae-Chol and one Inside Director, Kim, Yeung Gyu. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Han, Joon-Ho (committee chair), Lee, Young-Sun, Shin, Chae-Chol and Lee, Myung-Woo. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is composed of three Outside Directors, Han, Joon-Ho (committee chair), James B. Bemowski, Lee, Myung-Woo and two Inside Directors, Park, Ki-Hong and Kim, Joon-Sik. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Chung, Joon-Yang (committee chair), Park, Ki-Hong, Kim, Joon-Sik, Chang, In-Hwan and Kim, Yeung Gyu. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (committee chair), Lee, Young-Sun and Shin, Chae-Chol.

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

Related Party Transactions Committee

The Related Party Transaction Committee is composed of three Outside Directors, Lee, Chang-Hee (committee chair), Lee, Young-Sun and Shin, Chae-Chol. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D.  Employees

As of December 31, 2012, we had 35,094 employees, including 17,471 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 34,936 employees, including 17,383 persons employed by our subsidiaries, as of December 31, 2011, and 33,557 employees, including 17,148 persons employed by our subsidiaries, as of December 31, 2010. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2012, only 10 of our employees were members of the POSCO labor union.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan, with a total unfunded portion of Won 346 billion as of December 31, 2012. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

As of December 31, 2012, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 1.90% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 20,787 common shares as of April 23, 2013, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Chung, Joon-Yang	1,814
Kim, Joon-Sik	1,300
Kwon, Oh-Joon	1,000
Park, Joo-Cheul	650
Jeon, Cheol	560
Shim, Tong-Wook	520
Woo, Jong-Soo	501
Park, Ki-hong	500
Hwang, Seok-Joo	480
Yim, Chang-Hee	469
Yae, Jae-Hen	450
Min, Kyung-Zoon	430
Kim, Dong-Chul	420
Kwon, Suk-Chul	420
Cho, Young-Ki	411
Lee, Jung-Sik	396
Park, Sung-Ho	396
Kim, Dong-Soo	380
Lee, Bok-Sung	380
Kim, Sun-Won	372
Kim, Jae-Seok	370
Kim, Kwan-Young	370
Lee, Tae-Ju	347
Nam, Sik	341
Kim, Hong-Soo	341
Suh, Young-Sea	336
Jeon, Woo-Sig	332
Baek, Sung-Kwan	311
Yoon, Dong-Jun	311
Lee, Young-Ki	310
Ko, Suk-Bum	306
Chang, In-Hwan	304
Song, Sebin	300
Kim, Won-Ki	292
Seo, Myung-Deuk	292
Hwang, Eun-Yeon	271
Yu-Seong	268
Cho, Il-Hyun	251
Kim, Jhi-Yong	243

Kim, Yong-Min	202
Sung, Gee-Woong	202
Hwangbo, Won	202
An, Tong-Il	200
Han, K i-Won	182
Kim, Yeung-Gyu	170
Oh, In-Hwan	150
Oh, Hyuong-Soo	143
Park, Kui-Chan	136
Yi, Kyung-Jo	130
Choi, Jeong-Woo	120
Bae, Chung-Hun	113
Yun, Kimok	112
Son, Chang-Hwan	104
Chang, In-Hwa	100
Kim, Se-Hyun	100
Kim, Jae-Yeol	100
Kim, Byung-Hwi	99
Kim, Jun-Hyung	99
Chon, Jung-Son	94
Shin, Geon	94
Chung, Chang-Hwa	78
Cho, Yong-Doo	50
Jeong, Tak	50
Ha, Young-Sul	12

Total	20,787

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

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option. Currently, there are no outstanding exercisable stock options. The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of April 30, 2013.

	Grant Date	Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options
Directors		From	To
Chung, Joon-Yang	April 27, 2002	4/28/2004	4/27/2009	136,400	9,316	9,316	0
	July 23, 2004	7/24/2006	7/23/2011	151,700	4,900	4,900	0

	Grant Date	Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options
Executive Officers		From	To
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders .

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2012.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	5,225,654	5.99
Nippon Steel & Sumitomo Metal Corporation (1)	4,394,712	5.04
KB Financial Group Inc. and subsidiaries	1,919,773	2.20
Pohang University of Science and Technology	1,905,000	2.18
Shinhan Financial Group Inc. and subsidiaries	1,845,054	2.12
Directors and executive officers as a group	23,458	0.03
Public (2)	61,930,793	71.03
POSCO (held in the form of treasury stock)	7,449,117	8.54
POSCO (held through treasury stock fund)	2,493,274	2.86

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2012, there were 13,823,736 shares of common stock outstanding in the form of ADRs, representing 15.86% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees of Won 3,588 billion as of December 31, 2010, Won 7,366 billion as of December 31, 2011 and Won 9,140 billion as of December 31, 2012 in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 34 and 35 of Notes to Consolidated Financial Statements.

As of December 31, 2010, 2011 and 2012, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-107.

Legal Proceedings

We are subject to a number of anti-dumping duties in India, Russia, Indonesia, Australia and Malaysia and a number of anti-dumping investigations in Brazil, Australia, Thailand, Mexico and Taiwan. The anti-dumping proceedings have not had a material adverse impact on our business and operations. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

In 2012, the Korea Fair Trade Commission imposed a fine of Won 118 billion on us and POSCO Coated & Color Steel Co., Ltd., our consolidated subsidiary, for alleged antitrust violations, including price fixing of galvanization surcharge rates. We intend to vigorously defend against such administrative action and filed for judicial review of such administrative action in the Seoul High Court on February 28, 2013, which ruling is currently pending.

In April 2012, Nippon Steel & Sumitomo Metal Corporation filed civil lawsuits in Japan and the United States relating to claims of alleged improper acquisition and infringement of intellectual property rights related to production of grain oriented electrical steel sheets. Nippon Steel & Sumitomo Metal Corporation is seeking an injunction to prohibit us from manufacturing and selling the allegedly infringing products as well as seeking compensation of Won 1,230 billion. We plan to vigorously defend against such claims. Due to the early stage of the lawsuits and their inherent uncertainties, we are not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. We have not recorded any provision for these lawsuits.

Except as described above, we are not involved in any pending or threatened legal or arbitration proceedings that may have, or have had during the last 12 months, a material adverse effect on our results of operations or financial position.

Dividends

The amount of dividends paid on our common stock is subject to approval at the annual general meeting of shareholders, which is typically held in February or March of the following year. In addition to our annual dividends, our board of directors is authorized to declare and distribute interim dividends once a year under our articles of incorporation. If we decide to pay interim dividends, our articles of incorporation authorize us to pay them in cash, shares or other form of property to the shareholders of record as of June 30 of the relevant fiscal year. We may pay cash dividends out of retained earnings that have not been appropriated to statutory reserves.

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2012. Of these shares and as of such date, 77,244,444 shares were outstanding and 7,449,117 shares were held by us in treasury and 2,493,274 shares were held through our treasury stock fund. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2008	7,500	2,500	10,000
2009	6,500	1,500	8,000
2010	7,500	2,500	10,000
2011	7,500	2,500	10,000
2012	6,000	2,000	8,000

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

Item 9.  The Offer and Listing

Item 9.A.  Offer and Listing Details

Market Price Information

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the first section of the KRX KOSPI Market since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of Shares)
2008
First Quarter	575,000	437,000	334,157
Second Quarter	594,000	450,000	382,083
Third Quarter	544,000	410,000	389,984
Fourth Quarter	436,500	242,000	600,141
2009
First Quarter	430,000	303,000	389,081
Second Quarter	435,000	369,000	390,866
Third Quarter	519,000	420,000	324,403
Fourth Quarter	619,000	472,500	293,724
2010
First Quarter	625,000	516,000	255,173
Second Quarter	560,000	434,500	343,367
Third Quarter	524,000	460,500	257,784
Fourth Quarter	538,000	448,500	299,776
2011
First Quarter	517,000	450,500	345,785
Second Quarter	565,000	421,000	282,070
Third Quarter	480,000	358,500	277,876
Fourth Quarter	351,000	308,000	235,063
2012
First Quarter	424,000	376,000	198,239
Second Quarter	385,000	351,500	169,135
Third Quarter	391,000	353,500	159,508
Fourth Quarter	367,000	308,000	202,895
October	367,000	342,000	217,592
November	337,500	308,000	181,654
December	355,500	318,500	211,708
2013
First Quarter	371,000	321,500	169,232
January	370,000	355,500	174,413
February	371,000	352,500	149,208
March	343,000	321,500	182,556
Second Quarter (through April 26)	325,000	311,500	177,316
April (through April 26)	325,000	311,500	177,316

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York Mellon as ADR depositary and are listed on the New York Stock Exchange under the symbol

“PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2012, 55,294,944 ADSs representing 13,823,736 common shares were outstanding, representing 15.86% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2008
First Quarter	147.74	108.41	418,434
Second Quarter	147.05	112.80	249,329
Third Quarter	133.73	88.35	294,629
Fourth Quarter	89.00	47.14	355,604
2009
First Quarter	79.11	47.14	212,268
Second Quarter	89.00	69.23	168,527
Third Quarter	108.08	80.73	491,455
Fourth Quarter	131.47	100.00	458,775
2010
First Quarter	140.10	108.23	429,700
Second Quarter	124.83	88.78	559,765
Third Quarter	113.98	94.67	344,102
Fourth Quarter	120.47	95.34	376,905
2011
First Quarter	117.57	100.50	403,646
Second Quarter	116.83	95.86	348,986
Third Quarter	112.41	76.01	344,454
Fourth Quarter	89.16	72.51	366,073
2012
First Quarter	94.06	80.28	268,347
Second Quarter	85.09	74.82	262,176
Third Quarter	85.55	77.21	190,260
Fourth Quarter	82.97	71.85	187,932
October	82.44	78.11	171,533
November	78.49	71.85	181,833
December	82.97	73.81	211,555
2013
First Quarter	86.69	72.41	258,130
January	86.69	81.19	232,395
February	83.79	80.54	213,579
March	80.36	72.41	327,475
Second Quarter (through April 26)	73.00	68.82	304,405
April (through April 26)	73.00	68.82	304,405

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

According to data published by the Korea Exchange, as of December 31, 2012, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,263 trillion, and the average daily trading volume of equity securities for 2012 was approximately 1,076 million shares with an average transaction value of Won 6,952 billion. The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
2010	1,681.71	2,052.97	1,552.79	2,051.00	1.1	19.0
2011	2,063.69	2,231.47	1,644.11	1,825.12	1.3	13.1
2012	1,831.69	2,057.28	1,758.99	1,997.05	1.3	12.9
2013 (through April 26)	2,013.74	2,042.48	1,888.30	1,944.56	1.4	12.6

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1985	342	￦	6,570	US$	7,381	18,925	￦	12,315	US$	13,834
1986	355		11,994		13,924	31,755		32,870		38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411
1991	686		73,118		96,107	14,022		214,263		281,629
1992	688		84,712		107,448	24,028		308,246		390,977
1993	693		112,665		139,420	35,130		574,048		710,367
1994	699		151,217		191,730	36,862		776,257		984,223
1995	721		141,151		182,201	26,130		487,762		629,613
1996	760		117,370		139,031	26,571		486,834		576,680
1997	776		70,989		50,162	41,525		555,759		392,707
1998	748		137,799		114,091	97,716		660,429		546,803
1999	725		349,504		305,137	278,551		3,481,620		3,039,655
2000	704		188,042		149,275	306,163		2,602,211		2,065,739
2001	689		255,850		192,934	473,241		1,997,420		1,506,237
2002	683		258,681		215,496	857,245		3,041,598		2,533,815
2003	684		355,363		296,679	542,010		2,216,636		1,850,589
2004	683		412,588		395,275	372,895		2,232,109		2,138,445
2005	702		655,075		646,158	467,629		3,157,662		3,114,679
2006	731		704,588		757,948	279,096		3,435,180		3,695,331
2007	745		951,900		1,016,770	363,741		5,539,653		5,917,168
2008	763		576,888		458,758	352,599		3,211,039		2,553,510
2009	770		887,935		762,503	485,657		5,595,552		4,976,859
2010	777		1,141,885		1,006,243	380,859		5,619,768		4,952,210
2011	791		1,041,999		904,670	353,760		6,836,146		5,935,185
2012	930		1,154,294		1,078,578	486,479		4,823,642		4,507,234
2013 (through April 26)	919		1,132,526		1,018,184	396,904		4,059,447		4,133,876

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

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

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F. Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2012, 87,186,835 Common Shares were issued, of which 7,449,117 shares were held by us in treasury and an additional 2,493,274 shares were held by our treasury stock fund. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under the Commercial Code, we may pay an annual dividend only to the extent the net asset amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period, (iii) the legal reserve to be set aside for annual dividend, and (iv) unrealized profits determined in the Presidential Decree to the Commercial Code. We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated earned surplus reserve of not less than one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2012, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 1.90% of our common stock in their employee accounts.

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

Under the FSCMA, we must file with the Financial Services Commission and the Korea Exchange (1) an annual business report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the Financial Services Commission and the Korea Exchange.

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

Item 10.C.  Material Contracts

None.

Item 10.D.  Exchange Controls

Shares and ADSs

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively, “Foreign Exchange Transaction Laws”) and the Foreign Investment Promotion Law regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities subject to procedural requirements in accordance with these laws. The Financial Services Commission has also adopted, pursuant to its authority under the FSCMA, regulations that restrict investment by foreigners in Korean securities.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities is required to report the status and the purpose (whether or not to exert an influence on management control over the issuer) of the holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change. However, the reporting deadline of such reporting requirement is extended to the tenth day of the month immediately following the month of such change in their shareholding for (1) certain professional investors, as specified under the FSCMA, or (2) persons who hold shares for purposes other than management control. Those who report the purpose of shareholding as management control of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to their report under the FSCMA.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may issue an order to dispose of non-reported Equity Securities.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported by the foreigner or his standing proxy in Korea to the Governor of the Financial Supervisory Service (“Governor”).

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

In addition, under the Financial Services Commission regulations, effective as of November 30, 2006, we are required to file a securities registration statement with the Financial Services Commission and such securities registration statement has to become effective pursuant to the FSCMA in order for us to issue shares represented by ADSs, except in certain limited circumstances.

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws and the Financial Services Commission regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market only through the KRX KOSPI Market, except in limited circumstances, including, among others:

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

The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the Korea Exchange (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license or dealing license in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception,

designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person according to its articles of incorporation. We set this ceiling at 3% until the discontinuation of our designation as a public corporation on September 28, 2000. As a result, we currently do not have any ceiling on the acquisition of shares by a single person or by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Trade, Industry & Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company.

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

Korean Taxation

The following is a summary of the principal Korean tax consequences to owners of the common shares or ADSs, as the case may be, who are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected (“Non-resident Holders”). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the common shares or ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisers.

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

United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the Dollar;

•	a person that owns or is deemed to own 10% or more of any class of our stock; or

•	a partnership that holds shares of common stock or ADSs, or partners therein.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a Dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into Dollars. If such a dividend is converted into Dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Won received by U.S. holders that are converted into Dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 or 2012 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common stock or ADSs equal to the difference, if any, between the amount realized (Dollars) on the sale or exchange and your adjusted tax basis in the common stock or ADSs. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

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

Item 10.I.  Subsidiary Information

Not applicable

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities, and to changes in the commodity prices of principal raw materials and the market value of our equity investments. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures, primarily with respect to foreign exchange rate and interest rate risks, which are entered into with major financial institutions in order to minimize the risk of credit loss. Our market risk management policy determines the market risk tolerance level, measuring period, controlling responsibilities, management procedures, hedging period and hedging ratio very specifically. We also prohibit all speculative hedging transactions and evaluate and manage foreign exchange exposures to receivables and payables.

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net gain on derivatives transactions of Won 37 billion and net loss on valuation of derivatives of Won 77 billion in 2011, and we recorded net gain on derivatives transactions of Won 98 billion and net loss on valuation of derivatives of Won 65 billion in 2012.

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

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, Daewoo International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because Daewoo International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly Daewoo International and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge our foreign exchange risks.

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2010				2011				2012
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(495)	￦	495	￦	(706)	￦	706	￦	(519)	￦	519
Japanese Yen		(245)		245		(212)		212		(178)		178
Euro		(14)		14		(34)		34		(1)		1
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

	For the Years Ended December 31,
	2010		2011		2012
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	16	￦	26	￦	96

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2012 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2012		December 31, 2011
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	1,506	891	1,638	1,763	255	942	6,995	7,113	11,643	11,766
Average weighted rate (1)	4.21%	3.49%	3.28%	3.20%	4.62%	4.32%	3.68%		4.2%
Variable rate	2,782	210	125	32	24	143	3,316	3,316	1,448	1,450
Average weighted rate (1)	2.26%	4.66%	4.72%	2.83%	2.85%	3.45%	2.56%		2.95%

Sub-total	4,288	1,101	1,763	1,795	279	1,085	10,311	10,429	13,091	13,216

Foreign currency, principally Dollars and Yen:
Fixed rate	2,446	1,399	274	1,008	165	2,374	7,666	8,069	12,950	13,115
Average weighted rate (1)	1.72%	3.56%	3.48%	3.62%	3.52%	3.31%	2.90%		2.24%	13,115
Variable rate	3,478	927	523	504	393	357	6,182	6,089	1,189	1,203
Average weighted rate (1)	1.73%	3.42%	2.24%	2.02%	2.11%	2.53%	2.12%		2.16%

Sub-total	5,924	2,326	797	1,512	558	2,731	13,848	14,158	14,139	14,318

Total	10,212	3,427	2,560	3,307	837	3,816	24,159	24,587	27,230	27,534

(1)	Weighted average rates of the portfolio at the period end.

Equity Price Risk

We are exposed to equity price risk primarily from changes in the stock price of our available-for-sale financial assets, particularly our interests in Nippon Steel & Sumitomo Metal Corporation, KB Financial Group, Inc., Hyundai Heavy Industries, Co., Ltd. and SK Telecom. As of December 31, 2012, we hold a 2.38% interest in Nippon Steel & Sumitomo Metal Corporation with a market value of Won 624 billion, a 3.00% interest in KB Financial Group, Inc. with a market value of Won 439 billion, and a 1.94% interest in Hyundai Heavy Industries, Co., Ltd. with a market value of Won 357 billion. In addition, a special purpose vehicle created by us holds a 2.84% interest in SK Telecom with a market value of Won 350 billion, which are placed as collateral for exchangeable bonds issued in August 2011. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

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

Holders of our ADSs are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares);

•	expenses incurred for converting foreign currency into Dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

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

Fees and Payments from the Depositary to Us

In 2012, we received the following payments from the depositary

Reimbursement of NYSE listing fees:	$51,256

Reimbursement of London Stock Exchange listing fees:	$21,907

Reimbursement of proxy process expenses (printing, postage and distribution):	$76,743

Contributions toward our investor relations efforts:	$532,822

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

c. Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which audited our consolidated financial statements as of, and for the year ended, December 31, 2012, has issued an attestation report on the effectiveness of our internal control over financial reporting, which report is included in Item 18 of this Form 20-F.

d. Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The board of directors has approved the members of our audit committee. Lee, Chang-Hee is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG, in 2010, 2011 and 2012:

	For the Year Ended December 31,
	2010		2011		2012
	(In millions of Won)
Audit fees	￦	5,198	￦	5,846	￦	6,501
Audit-related fees		750		946		170
Tax fees		477		687		1,730
Other fees		439		222		48

Total fees	￦	6,864	￦	7,701	￦	8,449

Audit fees in 2012 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2012 as set forth in the above table are the aggregate fees billed by KPMG for comfort letter services related to a proposed securities offering by one of our subsidiaries.

Tax fees in 2012 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as tax planning and preparation of other related companies.

Other fees in 2012 as set forth in the above table are fees billed by KPMG primarily related to research on expected return rates of natural resources development projects.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2012:

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 6 out of 11 directors are Outside Directors. Under our articles of incorporation, we may have up to five Inside Directors and seven Outside Directors.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of POSCO’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2011 and 2012 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in note 12 to the consolidated financial statements, POSCO changed the useful life of major machinery and equipment from 8 years to 15 years from January 1, 2011. For the year ended December 31, 2011, this change resulted in a reduction in depreciation expenses of ￦1,227,169 million.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 26, 2013 expressed an unqualified opinion on the effectiveness of POSCO`s internal control over financial reporting.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on POSCO’s internal control over financial reporting based on our audit.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2012, and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2013

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2011 and 2012

	Notes	December 31, 2011		December 31, 2012
	(in millions of Won)
Assets
Cash and cash equivalents	5,20	￦	4,598,682	4,680,526
Trade accounts and notes receivable, net	6,15,20,24,25,32		11,450,515	11,037,973
Other receivables	7,20,32		1,433,508	1,591,439
Other short-term financial assets	7,20,32		2,222,762	2,254,994
Inventories	8		12,283,644	10,584,646
Current income tax assets	30		18,621	17,168
Assets held for sale	9		329,037	1,190
Other current assets	14,15		1,220,142	1,398,180

Total current assets			33,556,911	31,566,116

Long-term trade accounts and notes receivable, net	6,20		183,061	142,204
Other receivables	7,20		347,401	699,024
Other long-term financial assets	7,20		4,778,271	3,970,845
Investments in associates	10		3,831,659	3,039,261
Investment property, net	11		527,533	521,191
Property, plant and equipment, net	12,15		28,453,184	32,276,379
Intangible assets, net	13		5,244,928	5,662,361
Deferred tax assets	30		855,603	994,684
Other long-term assets	14,15		630,287	393,786

Total non-current assets			44,851,927	47,699,735

Total assets		￦	78,408,838	79,265,851

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2011 and 2012

	Notes	December 31, 2011		December 31, 2012
	(in millions of Won)
Liabilities
Trade accounts and notes payable	20,32	￦	4,397,279	4,389,195
Short-term borrowings and current installments of long-term borrowings	15,20		10,791,510	10,509,348
Other payables	16,20,32		1,505,966	1,605,817
Other short-term financial liabilities	16,20,32		305,224	321,828
Current income tax liabilities	30		509,709	559,328
Liabilities related to assets held for sale	9		226,607	—
Provisions	17		69,432	77,831
Other current liabilities	19,25		1,799,631	2,311,654

Total current liabilities			19,605,358	19,775,001

Long-term trade accounts and notes payable	20		383	2,593
Long-term borrowings,excluding current installments	15,20		16,020,207	14,412,085
Other payables	16,20		169,375	142,412
Other long-term financial liabilities	16,20		181,185	219,223
Defined benefits liabilities	18		340,467	345,688
Deferred tax liabilities	30		1,168,097	1,461,519
Long-term provisions	17		109,343	100,098
Other long-term liabilities	19		84,503	377,814

Total non-current liabilities			18,073,560	17,061,432

Total liabilities			37,678,918	36,836,433

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,150,452	1,104,814
Reserves	22		405,426	(88,150)
Treasury shares	23		(2,391,406)	(2,391,406)
Retained earnings			38,709,475	40,346,481

Equity attributable to owners of the controlling company			38,356,350	39,454,142
Non-controlling interests			2,373,570	2,975,276

Total equity			40,729,920	42,429,418

Total liabilities and equity		￦	78,408,838	79,265,851

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2010, 2011 and 2012

	Notes	2010		2011	2012
	(in millions of Won, except per share information)
Revenue	24,32,36	￦	47,887,255	68,938,725	63,604,151
Cost of sales	29,32		(39,722,461)	(59,823,850)	(56,142,892)
Gross profit			8,164,794	9,114,875	7,461,259
Selling and administrative expenses
Administrative expenses	26,29		(1,491,942)	(2,035,053)	(2,129,463)
Selling expenses	26,29		(1,120,340)	(1,612,128)	(1,678,688)

			(2,612,282)	(3,647,181)	(3,808,151)
Other operating income	27		222,959	306,941	448,120
Other operating expenses	27,29		(341,951)	(366,533)	(809,465)

Operating profit			5,433,520	5,408,102	3,291,763
Share of profit (loss) of equity-accounted investees	10		182,657	50,569	(22,702)
Finance income	20,28		1,738,804	3,190,419	2,897,063
Finance costs	20,28		(2,087,858)	(3,866,695)	(2,797,638)

Profit before income tax			5,267,123	4,782,395	3,368,486
Income tax expense	30		(1,081,472)	(1,068,109)	(982,879)

Profit for the period			4,185,651	3,714,286	2,385,607

Other comprehensive income (loss)
Capital adjustment arising from investments in equity-method investees			(40,877)	(11,240)	(130,836)
Net changes in the unrealized fair value of available-for-sale investments	20		589,601	(1,231,758)	(81,471)
Foreign currency translation differences			183,190	1,666	(363,088)
Defined benefit plan actuarial losses			(152,125)	(30,577)	(62,527)

Other comprehensive income (loss), net of tax			579,789	(1,271,909)	(637,922)

Total comprehensive income for the period		￦	4,765,440	2,442,377	1,747,685

Profit (loss) attributable to:
Owners of the controlling company		￦	4,105,623	3,648,136	2,462,081
Non-controlling interests			80,028	66,150	(76,474)

Profit for the period		￦	4,185,651	3,714,286	2,385,607

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	4,639,672	2,530,437	1,911,506
Non-controlling interests			125,768	(88,060)	(163,821)

Total comprehensive income for the period		￦	4,765,440	2,442,377	1,747,685

Basic and diluted earnings per share	31	￦	53,297	47,224	31,874

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

	Attributable to owners of the controlling company							Non-controlling interests	Total
	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2010	￦	482,403	1,199,666	833,806	(2,403,263)	32,567,352	32,679,964	653,717	33,333,681
Comprehensive income:
Profit for the period		—	—	—	—	4,105,623	4,105,623	80,028	4,185,651
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	(37,656)	—	—	(37,656)	(3,221)	(40,877)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	576,950	—	—	576,950	12,651	589,601
Foreign currency translation differences, net of tax		—	—	136,669	—	—	136,669	46,521	183,190
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(141,914)	(141,914)	(10,211)	(152,125)

Total comprehensive income		—	—	675,963	—	3,963,709	4,639,672	125,768	4,765,440

Transactions with owners of the controlling company,
Year-end dividends		—	—	—	—	(500,714)	(500,714)	(16,580)	(517,294)
Interim dividends		—	—	—	—	(192,582)	(192,582)	—	(192,582)
Acquisition of subsidiaries		—	—	—	—	—	—	1,099,349	1,099,349
Changes in ownership interests in subsidiaries		—	(92,994)	—	—	—	(92,994)	103,193	10,199
Others		—	(5,111)	(2,481)	—	49,932	42,340	(3,966)	38,374

Total transactions with owners of the controlling company		—	(98,105)	(2,481)	—	(643,364)	(743,950)	1,181,996	438,046

Balance as of December 31, 2010	￦	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

	Attributable to owners of the controlling company							Non-controlling interests	Total
	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2011	￦	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	3,648,136	3,648,136	66,150	3,714,286
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	(12,276)	—	—	(12,276)	1,036	(11,240)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	(1,227,050)	—	—	(1,227,050)	(4,708)	(1,231,758)
Foreign currency translation differences, net of tax		—	—	146,622	—	—	146,622	(144,956)	1,666
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(24,995)	(24,995)	(5,582)	(30,577)

Total comprehensive income		—	—	(1,092,704)	—	3,623,141	2,530,437	(88,060)	2,442,377

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,831)	(594,578)
Interim dividends						(193,111)	(193,111)	—	(193,111)
Acquisition of subsidiaries		—	—	—	—	—	—	247,483	247,483
Changes in ownership interests in subsidiaries		—	(20,694)	—	—	—	(20,694)	266,643	245,949
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306	—	142,306
Others		—	432	(9,158)	—	(30,505)	(39,231)	2,854	(36,377)

Total transactions with owners of the controlling company		—	48,891	(9,158)	11,857	(801,363)	(749,773)	500,149	(249,624)

Balance as of December 31, 2011	￦	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2010, 2011 and 2012

	Attributable to owners of the controlling company								Total
	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Sub total	Non-controlling interests
	(in millions of Won)
Balance as of January 1, 2012	￦	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	2,462,081	2,462,081	(76,474)	2,385,607
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	(112,974)	—	—	(112,974)	(17,862)	(130,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	(86,661)	—	—	(86,661)	5,190	(81,471)
Foreign currency translation differences, net of tax		—	—	(292,015)	—	—	(292,015)	(71,073)	(363,088)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(58,925)	(58,925)	(3,602)	(62,527)

Total comprehensive income		—	—	(491,650)	—	2,403,156	1,911,506	(163,821)	1,747,685

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(579,333)	(579,333)	(19,751)	(599,084)
Interim dividends						(154,489)	(154,489)	—	(154,489)
Acquisition of subsidiaries		—	—	—	—	—	—	35,870	35,870
Changes in ownership interests in subsidiaries		—	(41,924)	—	—	—	(41,924)	715,148	673,224
Others		—	(3,714)	(1,926)	—	(32,328)	(37,968)	34,260	(3,708)

Total transactions with owners of the controlling company		—	(45,638)	(1,926)	—	(766,150)	(813,714)	765,527	(48,187)

Balance as of December 31, 2012	￦	482,403	1,104,814	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2011 and 2012

	Note	2010		2011	2012
		(in millions of Won)
Cash flows from operating activities
Profit for the period		￦	4,185,651	3,714,286	2,385,607
Adjustments for:
Depreciation			2,960,550	2,133,010	2,405,769
Amortization			75,344	133,289	157,991
Impairment loss of property, plant and equipment and others			128,083	99,072	72,259
Finance income			(879,110)	(1,734,280)	(1,553,200)
Finance costs			1,278,630	2,245,957	1,605,414
Income tax expense			1,081,472	1,068,109	982,879
Gain on disposal of property, plant, and equipment			(26,366)	(13,812)	(42,290)
Loss on disposal of property, plant, and equipment			83,494	60,550	65,486
Share of profit (loss) of equity-accounted investees			(182,657)	(50,569)	22,702
Costs for defined benefit plans			173,971	236,999	226,132
Bad debt expenses			60,266	45,477	123,373
Impairment loss of assets held for sale			—	—	258,451
Gain on disposal of assets held for sale			—	—	(193,333)
Others, net			(135,763)	40,564	37,469

			4,617,914	4,264,366	4,169,102

Changes in operating assets and liabilities	34		(4,453,470)	(4,850,747)	1,933,358
Interest received			322,659	218,682	238,231
Interest paid			(480,020)	(745,111)	(874,711)
Dividends received			141,017	308,692	178,317
Income taxes paid			(751,746)	(1,218,602)	(710,448)

Net cash provided by operating activities			3,582,005	1,691,566	7,319,456

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			17,576,747	5,794,770	3,847,682
Collection of loans			25,946	896,656	318,745
Proceeds from disposal of available-for-sale investments			258,945	411,061	700,686
Proceeds from disposal of other investment assets			27,257	—	19,566
Proceeds from disposal of property, plant and equipment			165,794	140,221	272,948
Proceeds from disposal of intangible assets			4,964	55,899	10,945
Proceeds from disposal of investments of equity-accounted investees			19,394	2,404	18,428
Proceeds from disposal of assets held for sale			—	—	1,268,545
Acquisition of short-term financial instruments			(14,546,301)	(4,556,340)	(3,616,118)
Issuance of loans			(82,079)	(962,099)	(434,156)
Acquisition of available-for-sale investments			(561,030)	(322,046)	(307,712)
Acquisition of other investment assets			(310,154)	(450)	(128)
Acquisition of investments of equity-accounted investees			(914,491)	(740,971)	(492,681)
Acquisition of property, plant and equipment			(5,791,764)	(5,330,968)	(7,054,543)
Acquisition of intangible assets			(246,466)	(574,753)	(448,214)
Payment for acquisition of business, net of cash acquired			(3,079,899)	(437,464)	(98,880)
Cash received from disposal of business			6,747	—	13,041
Other, net			531,569	107,214	(187,157)

Net cash used in investing activities		￦	(6,914,821)	(5,516,866)	(6,169,003)

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2011 and 2012

	Note	2010		2011	2012
	(in millions of Won)
Cash flows from financing activities
Proceeds from borrowings		￦	4,367,193	7,068,322	3,007,017
Proceeds from disposal of treasury shares			6,811	164,384	—
Proceeds from (repayment of) short-term borrowings, net			1,200,955	51,808	(1,412,138)
Repayment of borrowings			(882,477)	(1,746,487)	(1,884,140)
Acquisition of treasury shares			—	(61,296)	—
Payment of cash dividends			(693,296)	(770,858)	(751,908)
Other, net			588,575	194,012	133,542

Net cash provided by (used in) financing activities			4,587,761	4,899,885	(907,627)

Effect of exchange rate fluctuation on cash held			(6,959)	3,052	(160,982)
Net increase in cash and cash equivalents			1,247,986	1,077,637	81,844
Cash and cash equivalents at beginning of the period			2,273,059	3,521,045	4,598,682

Cash and cash equivalents at end of the period		￦	3,521,045	4,598,682	4,680,526

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2012

1.	General Information

General information about POSCO, its 51 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 166 foreign subsidiaries including POSCO America Corporation and its 94 associates (collectively, “the Company”) are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through nine of its overseas liaison offices.

As of December 31, 2011 and 2012, POSCO’s shareholders are as follows:

	2011		2012
Shareholder’s name	Number of shares	Ownership (%)	Number of shares	Ownership (%)
National Pension Service	5,937,323	6.81%	5,225,654	5.99%
Nippon Steel & Sumitomo Metal Corporation (*1)	4,394,712	5.04%	4,394,712	5.04%
SK Telecom Co., Ltd.	2,481,310	2.85%	—	—
KB Financial Group Inc. and subsidiaries	—	—	1,919,773	2.20%
Pohang University of Science and Technology	1,905,000	2.18%	1,905,000	2.18%
Shinhan Financial Group Inc. and subsidiaries	1,870,879	2.15%	1,845,054	2.12%
Others	70,597,611	80.97%	71,896,642	82.47%

	87,186,835	100.00%	87,186,835	100.00%

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

As of December 31, 2012, the shares of POSCO are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2011 and 2012 are as follows:

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	—	72.54	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	69.38	30.62	100.00	69.38	30.62	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	94.74	—	94.74	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Manufacturing and sellings	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH Co., Ltd. (*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY Co., Ltd.	Generation of electricity	100.00	—	100.00	89.02	—	89.02	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	—	22.11	22.11	—	22.11	22.11	Seoul
PHP Co., Ltd.	Rental houses construction and management	—	100.00	100.00	—	—	—	Incheon
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	33.56	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering Company	Construction and engineering service	—	94.14	94.14	—	95.56	95.56	Seongnam
Pohang Fuel Cell Co. Ltd.	Generation of electricity	—	100.00	100.00	—	—	—	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	—	100.00	100.00	—	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	—	65.00	65.00	—	—	—	Seongnam
POSTECH BD Newundertaking fund	Bio diesel industries	—	100.00	100.00	—	—	—	Pohang
POSBRO Co., Ltd.	Video game manufacturing	—	97.79	97.79	—	—	—	Seongnam
POSCO AST Co., Ltd.	Steel manufacturing and Sales	100.00	—	100.00	100.00	—	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel and nickel alloy	—	100.00	100.00	—	—	—	Siheung

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POS-HiMETAL Co., Ltd.	Steel manufacturing and Sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
POSCO E&E Co., Ltd.	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POMIC Co., Ltd.	Education services	—	100.00	100.00	—	—	—	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	—	85.25	85.25	—	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	81.00	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	—	65.84	65.84	—	65.84	65.84	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	70.00	70.00	—	86.87	86.87	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.49	86.49	—	86.48	86.48	Incheon
Postech Early Stage Fund (*2)	Financial investment	—	10.00	10.00	—	10.00	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Funds	Financial investment	69.93	30.07	100.00	60.79	39.21	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	—	100.00	—	—	—	Incheon
Daewoo International Corporation	Trading, Energy & Resource development	66.56	—	66.56	60.31	—	60.31	Seoul
POSCOLED Co., Ltd.	LED lightning	16.70	63.33	80.03	16.70	63.30	80.00	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	—	70.09	70.09	—	70.09	70.09	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	—	100.00	—	—	—	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	—	51.00	51.00	—	51.00	51.00	Pohang
PSC energy global Co., Ltd.	Business service	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
Shinan Energy Co., Ltd.	Manufacturing & management	—	100.00	100.00	—	—	—	Mokpo
Reco Metal Co., Ltd.	Steel manufacturing	—	88.58	88.58	—	100.00	100.00	Hwasung
NewAltec Co., Ltd.	Aluminum products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power generation design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
BLUE O&M Co., Ltd	Service	—	100.00	100.00	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	—	—	—	64.00	64.00	Jeju
POS-HiAL	Aluminum products manufacturing and sales	—	—	—	—	65.30	65.30	Youngam
MCM Korea	Iron ore sales & mine development	—	—	—	—	100.00	100.00	Seoul
Tancheon E&E	Sewage heat energy supply	—	—	—	5.00	95.00	100.00	Seoul
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Asia Co., Ltd.	Steel transit trading	100.00	—	100.00	100.00	—	100.00	Hong Kong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
International Business Center Corporation	Leasing Service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	84.52	10.01	94.53	87.04	10.04	97.08	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	99.99	—	99.99	100.00	—	100.00	Hong Kong
POSCO-MKPC SDN BHD.	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BioVentures L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO E&C — Hawaii Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd. (formerly, POSCO-JNPC Co., Ltd.)	Steel manufacturing	—	90.00	90.00	—	88.02	88.02	Japan
POSCO-Foshan Steel Processing Center Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	—	90.00	90.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload industry	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pujin Steel Material Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	80.68	19.32	100.00	84.84	15.16	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	76.40	—	76.40	66.40	10.00	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	—	89.58	91.63	—	91.63	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	—	82.37	82.37	—	—	—	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO-Philippine Manila Processing Center Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POS-GSFC LLC	Steel manufacturing	—	48.98	48.98	—	81.93	81.93	UAE
Dalian POSCON Dongbang Automatic Co., Ltd.	Electronical control equipment manufacturing	—	70.00	70.00	—	100.00	100.00	China
SANPU TRADING CO.,LTD.	Transit trade	—	70.04	70.04	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO Mexico Human Tech.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd	Steel product sales	—	56.81	56.81	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX S.A.DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-URUGUAY S.A.	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel transit trading	—	51.00	51.00	—	67.54	67.54	Singapore
Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus (Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Islands
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C Venezuela C.A	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT. MRI	mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT DEC Indonesia	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co.,Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel Logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., LTD	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO E&C — UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO Australia GP Limited	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International America Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Deutschland GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	—	100.00	100.00	—	—	—	China
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	—	100.00	100.00	—	—	—	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper industry	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo. Paper Co., Ltd	Paper industry	—	68.00	68.00	—	68.30	68.30	China
POSCO Mauritius Ltd.	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
Daewoo International MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Energy Central Asia	Resource development	—	100.00	100.00	—	—	—	Uzbekistan
Daewoo STC (& Apparel) Vietnam Ltd.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	—	55.00	55.00	—	—	—	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	—	100.00	100.00	—	—	—	Canada
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	60.00	60.00	Sudan
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, LLC	Bio tech industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.36	50.94	29.58	21.35	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical industry	—	99.97	99.97	—	99.92	99.92	USA
PT. POSCO E&C Indonesia	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	—	70.00	70.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO Foundation	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	70.00	70.00	England
SANTOS CMI Construction Trading LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH International INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	99.90	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	99.00	99.00	Chile
SANTOS CMI S.A.	Construction	—	70.00	70.00	—	70.00	70.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	—	99.00	99.00	—	99.00	99.00	Mexico

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	95.00	95.00	Argentina
POSCO E&C Brazil Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon PLC	Resource development	—	100.00	100.00	—	100.00	100.00	Cameroon
POSCO ASSAN TST STEEL Industry	Resource development	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hong Kong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (Cambodia) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT.POSCO Resources Indonesia	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
PT. POSCO ICT Indonesia	IT service and electric control engineering	—	100.00	100.00	—	66.99	66.99	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	—	100.00	100.00	—	60.00	60.00	Indonesia
PT. KRAKATAU POSCOPOWER	Manufacturing & management	—	70.00	70.00	—	90.00	90.00	Indonesia
POSCO RUS LLC.	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO-Thainox Public Company Limited.	Steel manufacturing	94.93	—	94.93	84.93	—	84.93	Thailand
Daewoo International Shanghai Waigaoqiao Co., Ltd.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO E&C Australia Pty Ltd.	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	73.53	14.71	88.24	50.00	10.00	60.00	China
Hunchun POSCO Logistics Co., Ltd.	Logistics	—	80.00	80.00	—	78.15	78.15	China
USA SRDC Corporation	Scrap sale	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT. Krakatau POSCO Chemtech Calcination	Manufacturing and selling	—	—	—	—	80.00	80.00	Indonesia
POSCO-Africa	Trading business	—	—	—	100.00	—	100.00	South Africa
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	Construction and engineering service	—	—	—	—	100.00	100.00	Costa Rica
POSCO ICT BRASIL PARTICIPACOES	IT service and engineering	—	—	—	—	100.00	100.00	Brazil
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	Scrap manufacturing	—	—	—	—	68.41	68.41	USA
EEC, GmbH	Construction and engineering service	—	—	—	—	—	—	Germany
Posco Center Beijing	Real estate development, rental and management	—	—	—	—	99.00	99.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2011			2012
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO AMERICA COMERCIALIZADORA S DE RL DE C.V.	Steel sale	—	—	—	—	100.00	100.00	Mexico
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.	Human-resource service	—	—	—	—	100.00	100.00	Mexico
Guangdong Pohang Car Steel Co., Ltd.	Steel manufacturing and selling	—	—	—	83.64	10.00	93.64	China
POSCO Mexico Aguascalientes Processing Center Co., Ltd.	Steel manufacturing and selling	—	—	—	80.00	20.00	100.00	Mexico

(*1)	Included as a subsidiary from 2011 as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has a 4.72% ownership interest.

(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

The amount recognized in equity as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control (2010: POSCO ICT Co., Ltd., POSCO-Malaysia SDN. BHD., POSCO E&C Vietnam Co., Ltd., etc., 2011 : POSCO ENGINEERING CO., LTD, Guangdong Pohang Coated Steel Co., Ltd., POSCO VST Co., Ltd., etc.; 2012 : POSCO Specialty Steel Co., Ltd., POSCO ENERGY Co., Ltd., POSCO-Thainox Public Company Limited , etc.) were ￦92,994 million, ￦20,694 million and ￦41,924 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Cash flows from increase in non-controlling interest, net for the years ended December 31, 2010, 2011 and 2012 amounted to ￦19,988 million, ￦155,785 million and ￦375,850 million, respectively.

Cash dividends paid to POSCO by subsidiaries for the years ended December 31, 2010, 2011 and 2012 amounted to ￦47,302 million, ￦45,675 million and ￦22,581 million, respectively.

As of December 31, 2012, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c) Summarized financial information of subsidiaries as of December 31, 2010, 2011 and 2012 are as follows:

1) December 31, 2010

Company	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
POSCO E&C Co., Ltd.	6,248,379	174,483
POSCO P&S Co., Ltd.	2,062,495	4,311
POSCO Coated & Color Steel Co., Ltd.	1,001,774	6,409
POSCO Plant Engineering Co., Ltd.	439,529	11,986
POSCO ICT Co., Ltd.	839,802	17,929
POSCO Research Institute	23,207	319
Seoung Gwang Co., Ltd.	15,567	2,601
POSCO Architects & Consultants Co., Ltd.	128,118	4,431
POSCO Specialty Steel Co., Ltd.	1,543,122	101,901
POSTECH Venture Capital Corp.	—	274
eNtoB Co., Ltd.	603,684	2,516
POSCO Chemtec Company Ltd.	756,053	57,191
POSCO Terminal Co., Ltd.	78,478	14,475
POSCO ENERGY Co., Ltd.	827,534	(35,641)
Postech 2006 Energy Fund	—	(964)
PHP Co., Ltd.	2,091	(583)
POSCO TMC Co., Ltd.	189,686	6,138
PNR Co., Ltd.	27,281	(17,813)
Megaasset Co., Ltd.	100,865	4,559
POSCO Engineering Company	774,791	45,099
Pohang Fuel Cell Co. Ltd.	4,049	(276)
Pohang SPFC Co., Ltd.	28,933	(32)
POSWITH Co., Ltd.	12,317	442
BASYS INDUSTRY Co., Ltd.	990	72
POSTECH BD Newundertaking fund	—	(1)
POSBRO Co., Ltd.	—	(78)
POSCO AST Co., Ltd.	330,425	7,285
DaiMyung TMS Co., Ltd.	15,985	(3,059)
POS-HiMETAL Co., Ltd.	—	(5,771)
POSCO E&E Co., Ltd.	—	405
POMIC Co., Ltd.	19,922	403
POSFINE Co., Ltd.	—	(883)
POS ECO HOUSING Co., Ltd.	2,231	(738)
Mapo high broad parking Co., Ltd.	—	(237)
Dakos Co., Ltd.	4,314	274
Kwang Yang SPFC Co., Ltd.	—	52
POSCALCIUM Company, Ltd.	—	(226)
Plant Engineering service Technology Co., Ltd.	3,063	472
Postech Early Stage Fund	—	—
Busan E&E Co., Ltd.	—	(140)
POSCO Family Strategy Funds	—	(62)
POREKA Co., Ltd.	6,274	100
Songdo SE Co., Ltd.	1,021	(7)
Posgreen Co., Ltd.	—	(22)
Daewoo International Corporation	4,094,039	94,359
POSCOLED Co., Ltd.	138	(1,763)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Sales	Net income (loss)
	(in millions of Won)
Gunsan SPFC Co., Ltd.	89	(196)
POSCO NST Co., Ltd.	33,164	55
Pohang Scrap Recycling Center Co., Ltd.	—	(80)
[Foreign]
POSCO America Corporation	288,907	9,039
POSCO Australia Pty. Ltd.	106,387	50,288
POSCO Canada Ltd.	170,421	65,299
POSCAN Elkveiw Coal Ltd.	—	—
POSCO Asia Co., Ltd.	2,335,842	1,376
Dalian POSCO Steel Co., Ltd	68,149	(4,932)
POSCO-CTPC Co., Ltd.	149,810	2,398
POSCO-JKPC Co., Ltd.	75,831	2,391
International Business Center Corporation	28,354	13,884
POSCO E&C Vietnam Co., Ltd.	72,865	3,753
Zhangjiagang Pohang Stainless Steel Co., Ltd.	2,461,020	44,034
Guangdong Pohang Coated Steel Co., Ltd.	251,416	25,547
POSCO (Thailand) Company Ltd.	224,630	10,117
Myanmar POSCO Steel Co., Ltd	24,321	3,481
POSCO-JOPC Co., Ltd.	76,947	766
POSCO Investment Co., Ltd.	—	4,451
POSCO-MKPC SDN BHD.	135,852	3,395
Qingdao Pohang Stainless Steel Co., Ltd.	542,446	5,047
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	352,367	13,688
POSCO BioVentures L.P.	—	(10,536)
PT. POSNESIA	—	(14)
POSCO E&C — Hawaii Inc.	—	(793)
POS-Qingdao Coil Center Co., Ltd.	149,653	1,089
POS-Ore Pty. Ltd.	118,687	55,491
POSCO-China Holding Corp.	148,503	459
POSCO-Japan Co., Ltd.	1,490,633	9,850
POS-CD Pty. Ltd.	15,214	(1,771)
POS-GC Pty. Ltd.	12,475	664
POSCO-India Private Ltd.	—	(21,612)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	206,138	8,761
POSCO-JNPC Co., Ltd.	179,031	2,499
POSCO-Foshan Steel Processing Center Co.,Ltd.	518,268	6,229
POSCO E&C (China) Co., Ltd.	117,558	889
POSCO MPC S.A. de C.V.	240,277	(2,161)
Zhangjiagang Pohang Port Co., Ltd.	5,200	(789)
Qingdao Pujin Steel Material Co., Ltd	73,408	114
POSCO-Vietnam Co., Ltd.	813,637	(64,111)
POSCO-Mexico Co., Ltd.	302,595	(24,004)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	113,056	8,919
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	53,941	1,929
POS-NP Pty. Ltd.	44,773	5,282
POSCO-Vietnam Processing Center Co., Ltd.	85,698	4,419
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	84,385	694

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Sales	Net income (loss)
	(in millions of Won)
Suzhou POS-CORE Technology Co., Ltd.	89,248	1,559
POSCO-JYPC Co., Ltd.	74,565	(1,017)
POSCO-Malaysia SDN. BHD.	125,209	(6,022)
POS-Minerals Corporation	—	(1,188)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	124,687	2,872
POSCO E&C India Private Ltd.	463	(1,508)
POSCO E&C SMART	—	(203)
POSCO-Philippine Manila Processing Center Inc.	37,558	1,462
Dalian POSCON Dongbang Automatic Co., Ltd.	4,013	393
SANPU TRADING CO., LTD.	89	(156)
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	70,923	29
POSCO Mexico Human Tech.	4,206	166
POSCO Mexico East Steel Distribution Center Co., Ltd	5,547	696
POSCO Gulf Logistics LLC.	40	(86)
POSCO ICT-China	3,884	26
DWEMEX S.A.DE C.V.	2,084	45
POS MPC Servicios de C.V.	4,837	115
EUROTALY S.A.	32	(846)
POSCO South East Asia Pte. Ltd.	34,196	121
Europe Steel Distribution Center	11,789	513
VECTUS Ltd.	1,886	(2,352)
Zeus(Cayman)	—	—
POSCO VST Co., Ltd.	210,656	(8,333)
POSCO Maharashtra Steel Pvt. Ltd.	—	(895)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	52,221	73
POSCO Turkey Nilufer Processing Center Co., Ltd.	3,032	(2,220)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	39,675	(836)
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	45,933	—
POSCO-Indonesia Jakarta Processing Center	42,882	1,023
POSCO E&C Venezuela C.A	—	—
PT. MRI	1,738	(931)
POSCORE-INDIA	2,936	(113)
POSCO America Alabama Processing Center Co., Ltd.	29,350	(1,443)
PT DEC Indonesia	—	(208)
POSCO (Yantai) Automotive Processing Center Co., Ltd.	—	(885)
POSCO India Steel Distribution Center Private Ltd.	7	(67)
POSCO China Dalian Plate Processing Center Co., Ltd.	—	(3,631)
POSCO-South Asia Co., Ltd.	2,954	(479)
POSCO SS-VINA Co., LTD	—	166
POSCO-NCR Coal Ltd.	—	—
POSCO WA Pty. Ltd.	—	(637)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Sales	Net income (loss)
	(in millions of Won)
POSCO E&C — UZ	—	1
POSCO Australia GP Limited	—	3
Daewoo International America Corp.	163,615	(769)
Daewoo International Deutschland GmbH	115,421	428
Daewoo International Japan Corp.	184,725	(638)
Daewoo International Singapore Pte. Ltd.	259,530	109
Daewoo Italia S.r.l.	96,203	139
Daewoo Cement (Shandong) Co., Ltd.	—	—
Daewoo (China) Co., Ltd.	1,417	(874)
PT. RISMAR Daewoo Apparel	12,843	(2,278)
Daewoo Textile Fergana LLC	38,614	3,486
Daewoo Textile Bukhara LLC	15,156	(887)
Daewoo International Australia Holdings Pty. Ltd.	293	139
Daewoo Paper Manufacturing Co., Ltd.	22,311	(18,788)
Tianjin Daewoo. Paper Co., Ltd	8,388	(368)
POSCO Mauritius Ltd.	—	—
PT. KRAKATAU STEEL POSCO	—	(198)
MYANMAR Daewoo LTD.	203	(17)
Daewoo International MEXICO S.A. de C.V.	50,566	(118)
Daewoo International Guangzhou Corp.	4,702	(30)
Daewoo Energy Central Asia	—	—
Daewoo STC & Apparel Vietnam Ltd.	2,262	(27)
MYANMAR Daewoo International Ltd.	2,233	35
DAYTEK ELECTRONICS CORP.	—	—
Daewoo (M) SDN. BHD.	—	—
Daewoo CANADA LTD.	—	—
Daewoo EL SALVADOR S.A. DE C.V.	—	—
GEZIRA TANNERY CO., LTD.	—	—
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	—	—
Daewoo International Corporation (M) SDN BHD	—	—
Daewoo International SHANGHAI CO., LTD.	—	—
PGSF, LLC	—	(619)
Xenesys Inc.	935	(3,624)
Daewoo International INDIA Private Ltd.	—	—
TECHREN Solar, LLC	—	—
PT. POSCO E&C Indonesia	—	(235)
Hume Coal Pty. Ltd.	—	—
Daewoo HANDELS GmbH	—	—
POSCO Foundation	—	(12)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) December 31, 2011

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
POSCO E&C Co., Ltd.	￦	6,819,542	4,260,627	2,558,915	6,142,026	109,921
POSCO P&S Co., Ltd.		1,017,070	472,175	544,895	3,141,999	19,234
POSCO Coated & Color Steel Co., Ltd.		521,471	297,947	223,524	956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		208,084	117,629	90,455	597,508	6,758
POSCO ICT Co., Ltd.		687,657	446,640	241,017	983,649	30,578
POSCO Research Institute		29,320	6,304	23,016	30,844	216
Seoung Gwang Co., Ltd.		82,671	34,868	47,803	14,652	2,522
POSCO Architects & Consultants Co., Ltd.		93,268	40,458	52,810	196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,582,832	691,581	891,251	1,662,896	127,573
POSTECH Venture Capital Corp.		34,222	1,094	33,128	—	1,041
eNtoB Co., Ltd.		99,382	69,607	29,775	634,830	1,249
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		479,615	152,416	327,199	1,186,623	92,391
POSCO Terminal Co., Ltd.		96,806	15,145	81,661	100,710	22,955
POSCO M-TECH Co., Ltd.		316,953	153,876	163,077	602,155	12,447
POSCO ENERGY Co., Ltd.		2,891,382	2,327,398	563,984	1,863,670	25,152
Postech 2006 Energy Fund		21,662	1,042	20,620	—	(202)
PHP Co., Ltd.		66,461	58,521	7,940	4,456	483
POSCO TMC Co., Ltd.		204,738	113,595	91,143	219,580	5,746
PNR Co., Ltd.		159,076	129,198	29,878	74,013	13,366
Megaasset Co., Ltd.		23,757	9,354	14,403	63,667	5,794
POSCO Engineering Company (formerly Daewoo Engineering Company)		508,290	341,946	166,344	980,340	3,225
Pohang Fuel Cell Co. Ltd.		12,061	8,592	3,469	2,235	(286)
Pohang SPFC Co., Ltd.		10,021	4,221	5,800	38,117	1,170
POSWITH Co., Ltd.		5,129	2,460	2,669	13,745	151
BASYS INDUSTRY Co., Ltd.		967	266	701	2,500	369
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		126	—	126	—	(54)
POSCO AST Co., Ltd.		316,695	163,548	153,147	365,682	4,972
DaiMyung TMS Co., Ltd.		28,350	52,497	(24,147)	6,265	(3,695)
POS-HiMETAL Co., Ltd.		309,369	268,788	40,581	34,682	(28,857)
POSCO E&E Co., Ltd.		22,435	127	22,308	—	508
POMIC Co., Ltd.		4,411	2,431	1,980	21,111	317
POSFINE Co., Ltd.		62,775	48,146	14,629	2,285	(3,847)
POS ECO HOUSING Co., Ltd.		8,190	1,846	6,344	13,629	265
Mapo high broad parking Co., Ltd.		1,676	110	1,566	—	(355)
Dakos Co., Ltd.		783	321	462	225	(58)
Kwang Yang SPFC Co., Ltd.		68,279	52,806	15,473	4,686	(2,156)
POSCALCIUM Company, Ltd.		8,403	7,004	1,399	106	(1,353)
Plant Engineering service Technology Co., Ltd.		2,327	500	1,827	6,259	354
9Digit Co., Ltd.		33,820	27,091	6,729	58,341	(308)
Postech Early Stage Fund		10,034	65	9,969	—	(31)
Busan E&E Co., Ltd.		44,731	1,687	43,044	—	127
POSCO Family Strategy Funds		57,678	250	57,428	—	290
POREKA Co., Ltd.		15,131	12,880	2,251	20,785	1,158
Songdo SE Co., Ltd.		1,652	282	1,370	2,761	77
Posgreen Co., Ltd.		8,225	4,280	3,945	2,944	(33)
Daewoo International Corporation		7,823,738	6,302,994	1,520,744	18,758,511	160,088
POSCOLED Co., Ltd.		28,717	5,917	22,800	14,063	(5,355)
Gunsan SPFC Co., Ltd.		51,483	30,673	20,810	53,797	(236)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POSCO NST Co., Ltd.	￦	158,470	121,493	36,977	202,334	(803)
Pohang Scrap Recycling Center Co., Ltd.		17,842	2,863	14,979	1,748	143
PSC energy global Co., Ltd.		38,780	—	38,780	—	(1,595)
Suncheon Ecotrans Co., Ltd.		25,526	2,878	22,648	—	48
Shinan Energy Co., Ltd.		8,494	—	8,494	—	(56)
Reco Metal Co., Ltd.		15,043	13,280	1,763	6,761	(2,658)
NewAltec Co., Ltd.		114,744	17,171	97,573	92,849	638
PONUTech Co., Ltd.		9,919	182	9,737	—	(263)
BLUE O&M Co., Ltd		988	—	988	—	(12)
[Foreign]
POSCO America Corporation		416,078	223,968	192,110	419,258	8,866
POSCO Australia Pty. Ltd.		1,161,366	462,383	698,983	136,144	283,875
POSCO Canada Ltd.		565,424	82,867	482,557	304,274	133,660
POSCAN Elkveiw Coal Ltd.		—	—	—	—	—
POSCO Asia Co., Ltd.		540,685	504,059	36,626	2,968,097	6,523
Dalian POSCO Steel Co., Ltd		49,104	58,254	(9,150)	90,990	(8,711)
POSCO-CTPC Co., Ltd.		84,966	52,546	32,420	134,930	1,320
POSCO-JKPC Co., Ltd.		93,668	75,512	18,156	87,203	1,405
International Business Center Corporation		90,577	51,831	38,746	25,889	11,655
POSCO E&C Vietnam Co., Ltd.		77,583	77,679	(96)	114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,569,551	986,798	582,753	2,808,722	4,444
Guangdong Pohang Coated Steel Co., Ltd.		394,452	163,785	230,667	275,521	(7,849)
POSCO (Thailand) Company Ltd.		140,260	98,044	42,216	231,144	1,227
Myanmar POSCO Steel Co., Ltd		27,519	9,580	17,939	30,967	5,885
POSCO-JOPC Co., Ltd.		80,896	76,118	4,778	92,296	768
POSCO Investment Co., Ltd.		787,069	688,482	98,587	10,792	10,509
POSCO-MKPC SDN BHD.		165,789	116,928	48,861	177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		268,411	155,877	112,534	615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		305,690	220,468	85,222	384,705	11,046
POSCO BioVentures L.P.		16,851	—	16,851	—	(4,226)
PT. POSNESIA		14,129	20	14,109	—	(28)
POSCO E&C — Hawaii Inc.		914	503	411	—	(304)
POS-Qingdao Coil Center Co., Ltd.		56,062	40,314	15,748	117,470	65
POS-Ore Pty. Ltd.		75,312	66,851	8,461	250,347	132,737
POSCO-China Holding Corp.		427,447	160,423	267,024	173,639	3,617
POSCO-Japan Co., Ltd.		1,157,755	1,017,990	139,765	1,686,385	13,518
POS-CD Pty. Ltd.		72,582	68,030	4,552	22,575	557
POS-GC Pty. Ltd.		79,517	32,397	47,120	10,263	(4,344)
POSCO-India Private Ltd.		147,359	421	146,938	—	(1,034)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		168,309	145,655	22,654	211,417	(16,626)
POSCO-JNPC Co., Ltd.		192,177	176,268	15,909	207,654	716
POSCO-Foshan Steel Processing Center Co., Ltd.		178,488	135,213	43,275	529,788	227
POSCO E&C (China) Co., Ltd.		120,135	82,361	37,774	104,055	1,898
POSCO MPC S.A. de C.V.		192,538	182,180	10,358	316,446	(6,587)
Zhangjiagang Pohang Port Co., Ltd.		26,801	11,327	15,474	6,244	222
Qingdao Pujin Steel Material Co., Ltd		14,209	11,997	2,212	79,732	13
POSCO-Vietnam Co., Ltd.		659,931	576,657	83,274	962,490	(46,976)
POSCO-Mexico Co., Ltd.		488,782	422,155	66,627	396,897	(43,298)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		85,349	75,582	9,767	129,434	(9,824)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	￦	62,709	49,981	12,728	71,871	(1,483)
POS-NP Pty. Ltd.		57,890	15,003	42,887	48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		71,203	50,417	20,786	159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,253	59,468	9,785	62,795	(1,622)
Suzhou POS-CORE Technology Co., Ltd.		60,082	33,980	26,102	96,008	781
POSCO-JYPC Co., Ltd.		67,587	64,165	3,422	102,700	781
POSCO-Malaysia SDN. BHD.		88,635	112,566	(23,931)	140,709	(4,114)
POS-Minerals Corporation		113,694	—	113,694	—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,613	45,766	23,847	92,554	618
POSCO E&C India Private Ltd.		35,982	31,304	4,678	4,966	1,135
POSCO E&C SMART		4,670	4,034	636	4,421	135
POSCO-Philippine Manila Processing Center Inc.		27,412	17,492	9,920	45,680	266
Dalian POSCON Dongbang Automatic Co., Ltd.		8,083	2,996	5,087	5,104	382
SANPU TRADING CO., LTD.		1,842	5	1,837	73	3
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		15,720	10,881	4,839	100,833	116
POSCO Mexico Human Tech.		787	481	306	5,378	221
POSCO Mexico East Steel Distribution Center Co., Ltd		13,186	1,353	11,833	5,638	110
POSCO Gulf Logistics LLC.		—	—	—	—	—
POSCO ICT-China		1,737	1,294	443	4,920	114
DWEMEX S.A.DE C.V.		226	62	164	2	(29)
POS MPC Servicios de C.V.		667	458	209	4,902	90
EUROTALY S.A.		16,733	127	16,606	24	(898)
POSCO South East Asia Pte. Ltd.		5,232	2,633	2,599	62,235	256
Europe Steel Distribution Center		6,775	991	5,784	13,354	322
VECTUS Ltd.		3,066	5,126	(2,060)	3,560	(1,530)
Zeus(Cayman)		—	—	—	—	—
POSCO VST Co., Ltd.		356,484	268,005	88,479	264,616	(10,669)
POSCO Maharashtra Steel Pvt. Ltd.		372,434	149,442	222,992	44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		89,782	80,514	9,268	134,409	(3,232)
POSCO Turkey Nilufer Processing Center Co., Ltd.		49,588	40,578	9,010	38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		47,931	40,500	7,431	55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,315	61,131	23,184	117,395	3,267
POSCO-Indonesia Jakarta Processing Center		62,550	55,069	7,481	64,597	216
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		12,251	17,626	(5,375)	458	(3,854)
POSCORE-INDIA		10,917	8,446	2,471	15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		63,014	50,007	13,007	85,381	(858)
PT DEC Indonesia		4,577	4,752	(175)	13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		40,586	24,355	16,231	32,301	172
POSCO India Steel Distribution Center Private Ltd.		5,224	2,204	3,020	786	(427)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POSCO China Dalian Plate Processing Center Co., Ltd.	￦	106,525	65,888	40,637	66,113	(165)
POSCO-South Asia Co., Ltd.		13,703	199	13,504	8,015	1,039
POSCO SS-VINA Co., LTD		74,438	409	74,029	—	(1,122)
POSCO-NCR Coal Ltd.		—	—	—	—	—
POSCO WA Pty. Ltd.		212,984	9	212,975	—	(33,142)
POSCO E&C — UZ		2,279	1,789	490	2,046	104
POSCO Australia GP Limited		97,196	5	97,191	—	(8)
Daewoo International America Corp.		283,653	241,259	42,394	984,378	5,372
Daewoo International Deutschland GmbH		115,256	105,288	9,968	482,585	314
Daewoo International Japan Corp.		245,086	236,533	8,553	804,864	981
Daewoo International Singapore Pte. Ltd.		43,647	38,982	4,665	902,315	481
Daewoo Italia S.r.l.		63,859	60,247	3,612	361,821	145
Daewoo Cement (Shandong) Co., Ltd.		221,807	291,000	(69,193)	133,502	20,361
Daewoo (China) Co., Ltd.		150,079	101,449	48,630	54,521	726
PT. RISMAR Daewoo Apparel		17,767	18,417	(650)	58,182	1,246
Daewoo Textile Fergana LLC		64,437	65,968	(1,531)	132,866	(11,994)
Daewoo Textile Bukhara LLC		51,939	49,630	2,309	51,312	(11,500)
Daewoo International Australia Holdings Pty. Ltd.		151,462	12,964	138,498	1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,855	72,385	4,470	76,632	(5,210)
Tianjin Daewoo. Paper Co., Ltd		14,589	33,029	(18,440)	—	—
POSCO Mauritius Ltd.		24,648	2,839	21,809	—	(22)
PT. KRAKATAU STEEL POSCO		819,899	44,918	774,981	—	(2,385)
MYANMAR Daewoo LTD.		6,030	41	5,989	1,373	152
Daewoo International MEXICO S.A. de C.V.		68,030	64,189	3,841	240,448	299
Daewoo International Guangzhou Corp.		7,666	7,473	193	61,554	(1,265)
Daewoo Energy Central Asia		15,571	322	15,249	—	—
Daewoo STC & Apparel Vietnam Ltd.		3,848	1,313	2,535	9,435	94
MYANMAR Daewoo International Ltd.		7,651	2,240	5,411	11,947	759
DAYTEK ELECTRONICS CORP.		—	—	—	—	—
Daewoo (M) SDN. BHD.		—	—	—	—	—
Daewoo CANADA LTD.		—	—	—	—	—
Daewoo EL SALVADOR S.A. DE C.V.		—	—	—	—	—
GEZIRA TANNERY CO., LTD.		—	—	—	—	—
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		63,505	51,088	12,417	67,175	15
Daewoo International Corporation (M) SDN BHD		8,831	6,469	2,362	21,190	157
Daewoo International SHANGHAI CO., LTD.		63,694	52,656	11,038	91,541	1,286
PGSF, LLC		3,138	1	3,137	—	280
Xenesys Inc.		11,804	240	11,564	2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,285	1,277	2,008	3,343	69
TECHREN Solar, LLC		5,184	—	5,184	—	(506)
PT. POSCO E&C Indonesia		37,495	34,094	3,401	46,665	2,114
Hume Coal Pty. Ltd.		24,316	2,499	21,817	—	(9)
Daewoo HANDELS GmbH		—	—	—	—	—
POSCO Foundation		213	3	210	—	3
EPC EQUITIES LLP		11,391	11,283	108	438	(2,743)
SANTOS CMI Construction Trading LLP		13,851	13,742	109	2,750	(1,323)
SANTOS CMI INC. USA		23,418	22,260	1,158	11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		18,771	9,381	9,390	14,823	7,484
SANTOS CMI PERU S.A.		26,074	20,500	5,574	59,091	4,779
SANTOS CMI COSTA RICA S.A.		11,856	11,480	376	1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		122	73	49	—	(9)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
GENTECH International INC.	￦	1,595	1,166	429	1,800	728
EPC INVESTMENTS C.V.		115	18	97	—	(6)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		115	2	113	—	(2)
ASESORiA Y SERVICIOS EPC S.A CHILE		468	285	183	635	88
SANTOS CMI S.A.		42,766	30,495	12,271	34,879	(5,430)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		8,430	2,669	5,761	13,009	1,703
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		125	14	111	203	(208)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		10,982	8,392	2,590	14,588	923
VAUTIDAMERICAS S.A.		2,374	1,620	754	1,765	141
SANTOS CMI Constructions Argentina S.A.		82	46	36	—	1
POSCO E&C Brazil Ltd.		87,817	87,284	533	6,200	(465)
POSCO Electrical Steel Inida Private Limited		26,448	138	26,310	—	346
Daewoo International Cameroon PLC		1,233	—	1,233	—	—
POSCO ASSAN TST STEEL Industry		59,415	1,897	57,518	—	1,724
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		171,127	174,814	(3,687)	—	(3,466)
POSCO Klappan Coal Ltd.		—	—	—	—	—
DAESAN (Cambodia) Co., Ltd.		30,145	35,652	(5,507)	—	(946)
Brazil Sao Paulo Steel Processing Center Co., Ltd		26,987	—	26,987	—	—
POSCO(Dalian) IT Center Development Co., Ltd.		152,725	1,271	151,454	—	(1,464)
PT.POSCO Resources Indonesia		4,048	92	3,956	—	(415)
PT. POSCO ICT Indonesia		3,480	2,661	819	—	(80)
PT. POSCO M-Tech Indonesia		2,865	149	2,716	3,329	61
PT. KRAKATAU POSCOPOWER		45,041	42,874	2,167	—	(134)
POSCO RUS LLC.		3,639	5	3,634	—	(273)
POSCO Thainox Co., Ltd.		500,214	164,464	335,750	401,257	(22,466)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		13,804	13,256	548	22,354	343
PT. Bio Inti Agrindo		18,900	9,714	9,186	—	(1,486)
POSCO E&C Australia Pty Ltd.		381	624	(243)	—	(237)
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		12,587	12	12,575	—	(375)
Hunchun POSCO Logistics Co., Ltd.		23,725	7	23,718	—	(229)
USA SRDC Corporation		311	—	311	—	—
Daewoo International Vietnam Co., Ltd.		4,613	—	4,613	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

3) December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
POSCO E&C Co., Ltd.	￦	7,893,306	5,007,149	2,886,157	7,041,300	346,107
POSCO P&S Co., Ltd.		1,084,473	456,338	628,135	2,770,764	8,087
POSCO Coated & Color Steel Co., Ltd.		468,910	294,718	174,192	853,499	(47,444)
POSCO Plant Engineering Co., Ltd.		255,831	162,662	93,169	523,227	2,121
POSCO ICT Co., Ltd.		802,675	527,641	275,034	1,017,662	40,089
POSCO Research Institute		34,138	9,239	24,899	46,340	535
Seoung Gwang Co., Ltd.		83,439	33,998	49,441	12,667	685
POSCO Architects & Consultants Co., Ltd.		87,019	40,382	46,637	160,667	(6,227)
POSCO Specialty Steel Co., Ltd.		1,496,939	484,585	1,012,354	1,405,667	69,091
POSTECH Venture Capital Corp.		107,796	501	107,295	6,475	1,438
eNtoB Co., Ltd.		103,000	71,712	31,288	607,230	1,839
POSCO Chemtec Company Ltd.		533,402	134,298	399,104	1,292,356	78,554
POSCO Terminal Co., Ltd.		120,483	14,806	105,677	111,275	25,796
POSCO M-TECH Co., Ltd.		340,877	169,150	171,727	618,316	14,737
POSCO ENERGY Co., Ltd.		3,315,742	2,374,622	941,120	2,805,208	177,796
Postech 2006 Energy Fund		26,000	950	25,050	6,141	385
POSCO TMC Co., Ltd.		253,987	163,175	90,812	268,574	152
PNR Co., Ltd.		149,117	104,272	44,845	72,607	13,380
Megaasset Co., Ltd.		112,729	64,252	48,477	14,274	1,402
POSCO Engineering Company		562,645	383,154	179,491	881,279	1,141
Pohang SPFC Co., Ltd.		29,514	22,941	6,573	75,513	816
POSWITH Co., Ltd.		5,140	2,366	2,774	14,873	105
POSCO AST Co., Ltd.		453,410	298,192	155,218	372,185	4,564
POS-HiMETAL Co., Ltd.		341,640	321,197	20,443	155,274	(19,369)
POSCO E&E Co., Ltd.		22,787	52	22,735	—	407
POSFINE Co., Ltd.		58,480	46,640	11,840	19,651	(2,304)
POS ECO HOUSING Co., Ltd.		8,274	1,822	6,452	14,513	108
Mapo high broad parking Co., Ltd.		1,561	281	1,280	—	(285)
Dakos Co., Ltd.		670	191	479	245	16
Kwang Yang SPFC Co., Ltd.		85,814	76,909	8,905	39,472	(6,539)
POSCALCIUM Company, Ltd.		7,637	6,528	1,109	155	(1,790)
Plant Engineering service Technology Co., Ltd.		3,620	1,316	2,304	8,332	477
9Digit Co., Ltd.		27,458	22,798	4,660	289,912	(431)
Postech Early Stage Fund		9,869	—	9,869	163	(100)
Busan E&E Co., Ltd.		79,054	37,470	41,584	67,419	(745)
POSCO Family Strategy Funds		66,390	—	66,390	1,368	362
POREKA Co., Ltd.		16,785	12,967	3,818	40,560	1,389
Daewoo International Corporation		6,989,140	4,866,242	2,122,898	17,011,373	306,041
POSCOLED Co., Ltd.		37,735	23,523	14,212	41,278	(8,205)
Gunsan SPFC Co., Ltd.		61,683	41,606	20,077	70,443	(692)
Pohang Scrap Recycling Center Co., Ltd.		19,435	3,207	16,228	5,657	1,270
PSC energy global Co., Ltd.		61,168	—	61,168	—	(3,060)
Suncheon Ecotrans Co., Ltd.		49,496	27,118	22,378	—	(251)
Reco Metal Co., Ltd.		32,959	35,547	(2,588)	42,482	(4,736)
NewAltec Co., Ltd.		126,527	28,488	98,039	95,474	1,376
PONUTech Co., Ltd.		133,854	97,105	36,749	53,662	(5,825)
BLUE O&M Co., Ltd		900	21	879	232	(110)
Tamra Offshore Wind Power Co., Ltd.		20,074	2	20,072	—	(56)
POS-HiAL		47,314	32,852	14,462	—	(1,158)
MCM Korea		50	—	50	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
Tancheon E&E	￦	5,606	17	5,589	—	(165)
[Foreign]
POSCO America Corporation		510,392	333,246	177,146	803,368	(1,338)
POSCO Australia Pty. Ltd.		1,195,398	477,894	717,504	118,874	23,634
POSCO Canada Ltd.		555,972	47,925	508,047	205,885	62,584
POSCO Asia Co., Ltd.		586,971	550,913	36,058	2,616,390	2,148
Dalian POSCO Steel Co., Ltd		29,078	47,280	(18,202)	18,615	(9,958)
POSCO-CTPC Co., Ltd.		82,206	50,391	31,815	132,510	1,481
POSCO-JKPC Co., Ltd.		79,788	61,793	17,995	115,531	3,108
International Business Center Corporation		81,465	46,210	35,255	25,340	10,987
POSCO E&C Vietnam Co., Ltd.		127,161	102,831	24,330	187,325	14,331
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,340,336	867,576	472,760	2,786,474	(79,016)
Guangdong Pohang Coated Steel Co., Ltd.		141,727	102,418	39,309	221,738	(20,980)
POSCO (Thailand) Company Ltd.		155,836	110,059	45,777	255,611	5,611
Myanmar POSCO Steel Co., Ltd		23,699	7,810	15,889	19,484	2,569
POSCO-JOPC Co., Ltd.		78,402	73,817	4,585	114,432	647
POSCO Investment Co., Ltd.		718,078	621,268	96,810	13,461	6,000
POSCO-MKPC SDN BHD.		159,191	111,749	47,442	232,088	107
Qingdao Pohang Stainless Steel Co., Ltd.		206,941	117,753	89,188	514,354	(17,445)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		284,046	195,684	88,362	407,513	8,425
POSCO BioVentures L.P.		7,571	—	7,571	—	(1,301)
PT. POSNESIA		14,978	1,926	13,052	—	(55)
POSCO E&C — Hawaii Inc.		350	2	348	—	(35)
POS-Qingdao Coil Center Co., Ltd.		47,351	33,119	14,232	111,017	(623)
POS-Ore Pty. Ltd.		59,784	11,043	48,741	163,407	75,389
POSCO-China Holding Corp.		438,538	184,127	254,411	138,067	3,055
POSCO-Japan Co., Ltd.		852,406	735,583	116,823	1,659,045	16,218
POS-CD Pty. Ltd.		68,681	17,931	50,750	12,869	(9,603)
POS-GC Pty. Ltd.		83,998	49,598	34,400	20,160	(10,905)
POSCO-India Private Ltd.		131,409	306	131,103	—	(768)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		179,112	164,386	14,726	252,296	(6,061)
POSCO-JEPC Co., Ltd. (formerly, POSCO-JNPC Co., Ltd.)		221,086	200,769	20,317	351,377	4,769
POSCO-Foshan Steel Processing Center Co.,Ltd.		218,881	177,426	41,455	515,773	727
POSCO E&C (China) Co., Ltd.		145,448	101,733	43,715	169,956	8,459
POSCO MPC S.A. de C.V.		204,770	178,108	26,662	359,768	(7,137)
Zhangjigang Pohang Port Co., Ltd.		23,889	9,070	14,819	6,542	255
Qingdao Pujin Steel Material Co., Ltd		10,429	9,628	801	59,165	(1,313)
POSCO-Vietnam Co., Ltd.		572,453	539,426	33,027	805,214	(46,619)
POSCO-Mexico Co., Ltd.		772,518	538,907	233,611	430,986	(12,354)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		100,153	81,218	18,935	142,038	977
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		56,394	37,399	18,995	97,381	5,875
POS-NP Pty. Ltd.		62,868	26,259	36,609	28,872	(4,363)
POSCO-Vietnam Processing Center Co., Ltd.		64,551	39,418	25,133	137,641	58
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		63,038	54,523	8,515	93,615	(729)
Suzhou POS-CORE Technology Co., Ltd.		52,746	29,180	23,566	83,910	(1,055)
POSCO-Malaysia SDN. BHD.		74,431	96,028	(21,597)	153,122	1,529

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POS-Minerals Corporation	￦	213,365	108,246	105,119	—	(496)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		62,067	39,958	22,109	86,998	(363)
POSCO E&C India Private Ltd.		33,536	26,578	6,958	56,037	2,990
POSCO E&C SMART		12,607	10,693	1,914	41,717	1,326
POSCO-Philippine Manila Processing Center Inc.		23,737	14,091	9,646	35,897	673
POS-GSFC LLC		41,150	33,676	7,474	24,891	(3,297)
Dalian POSCON Dongbang Automatic Co., Ltd.		6,358	1,418	4,940	5,109	270
SANPU TRADING CO.,LTD.		1,753	2	1,751	86	21
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		9,150	4,408	4,742	61,529	192
POSCO Mexico Human Tech.		693	708	(15)	6,777	(148)
POSCO Mexico East Steel Distribution Center Co., Ltd		12,860	717	12,143	5,654	287
POSCO ICT-China		1,922	1,286	636	6,528	227
DWEMEX S.A.DE C.V.		211	19	192	—	29
POS MPC Servicios de C.V.		925	697	228	6,077	62
POSCO-URUGUAY S.A.		24,835	226	24,609	3	(1,842)
POSCO South East Asia Pte. Ltd.		9,571	7,126	2,445	90,158	556
Europe Steel Distribution Center		7,270	1,460	5,810	13,054	399
VECTUS Ltd.		2,859	12,164	(9,305)	3,365	(7,325)
POSCO VST Co., Ltd.		405,882	353,058	52,824	348,339	(30,977)
POSCO Maharashtra Steel Pvt. Ltd.		942,982	754,791	188,191	97,948	(41,512)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		129,030	119,375	9,655	187,797	1,453
POSCO Turkey Nilufer Processing Center Co., Ltd.		51,139	40,429	10,710	53,246	1,841
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		46,382	40,764	5,618	72,321	(1,232)
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		71,502	48,643	22,859	114,046	1,143
POSCO-Indonesia Jakarta Processing Center		79,711	57,569	22,142	76,506	(1,402)
POSCO E&C Venezuela C.A		128	—	128	—	—
PT. MRI		8,148	15,508	(7,360)	1,109	(1,603)
POSCORE-INDIA		9,004	6,823	2,181	17,192	(45)
POSCO America Alabama Processing Center Co., Ltd.		49,178	37,475	11,703	109,454	(397)
PT DEC Indonesia		6,960	6,936	24	15,296	(101)
POSCO (Yantai) Automotive Processing Center Co.,Ltd.		35,773	20,063	15,710	57,464	442
POSCO India Steel Distribution Center Private Ltd.		4,759	2,698	2,061	57	(72)
POSCO China Dalian Plate Processing Center Co., Ltd.		86,264	55,531	30,733	37,501	(7,020)
POSCO-South Asia Co., Ltd.		13,212	183	13,029	8,354	72
POSCO SS-VINA Co., LTD		156,811	4,050	152,761	—	(2,602)
POSCO WA Pty. Ltd.		235,224	51	235,173	—	(39,181)
POSCO E&C — UZ		8,589	7,968	621	1,076	334
POSCO Australia GP Limited		62,768	4	62,764	—	(67,392)
Daewoo International America Corp.		332,620	288,716	43,904	1,040,183	4,767
Daewoo International Deutschland GmbH		104,259	94,087	10,172	324,061	739
Daewoo International Japan Corp.		236,056	228,631	7,425	749,714	273
Daewoo International Singapore Pte. Ltd.		80,294	75,966	4,328	708,613	13

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
Daewoo Italia S.r.l.	￦	103,710	99,911	3,799	262,784	383
Daewoo (China) Co., Ltd.		56,225	9,614	46,611	118,971	683
Daewoo Textile Fergana LLC		86,781	65,730	21,051	127,432	9,214
Daewoo Textile Bukhara LLC		54,780	40,581	14,199	44,382	2,615
Daewoo International Australia Holdings Pty. Ltd.		154,829	26,482	128,347	7,539	(3,464)
Daewoo Paper Manufacturing Co., Ltd.		70,572	70,339	233	69,880	(4,132)
Tianjin Daewoo. Paper Co., Ltd		13,739	31,105	(17,366)	—	—
POSCO Mauritius Ltd.		23,316	2	23,314	—	(15)
PT. KRAKATAU STEEL POSCO		1,912,134	969,415	942,719	—	(29,063)
MYANMAR Daewoo LTD.		5,671	3	5,668	1,305	473
Daewoo International MEXICO S.A. de C.V.		80,432	75,226	5,206	262,230	1,412
Daewoo International Guangzhou Corp.		18,292	14,120	4,172	66,808	(4,854)
Daewoo STC & Apparel Vietnam Ltd.		1,736	89	1,647	1,856	96
POSCO (Zhangjiagang) Stainless
Steel Processing Center Co., Ltd.		114,433	102,240	12,193	265,850	519
Daewoo International Corporation (M) SDN BHD		9,145	6,689	2,456	37,244	213
Daewoo International SHANGHAI CO., LTD.		38,374	30,621	7,753	63,039	(2,746)
PGSF, LLC		5,669	2	5,667	—	731
Xenesys Inc.		10,162	1,404	8,758	4,302	(1,083)
Daewoo International INDIA Private Ltd.		2,279	272	2,007	2,382	223
TECHREN Solar, LLC		6,015	—	6,015	—	(2,486)
PT. POSCO E&C Indonesia		100,543	78,852	21,691	247,331	20,302
Hume Coal Pty. Ltd.		36,681	1,194	35,487	48	(210)
POSCO Foundation		187	2	185	—	(4)
EPC EQUITIES LLP		36,602	36,636	(34)	—	(141)
SANTOS CMI Construction Trading LLP		39,148	30,527	8,621	15,299	8,963
SANTOS CMI INC. USA		43,496	47,350	(3,854)	60,152	(5,013)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		9,338	17,629	(8,291)	20,029	(17,431)
SANTOS CMI PERU S.A.		19,937	39,932	(19,995)	69,415	(26,391)
SANTOS CMI COSTA RICA S.A.		10,720	10,469	251	—	(99)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		18	7	11	—	(25)
GENTECH International INC.		1,972	1,568	404	1,008	227
EPC INVESTMENTS C.V.		107	24	83	—	(8)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		103	4	99	—	(6)
ASESORiA Y SERVICIOS EPC S.A CHILE		891	468	423	1,691	250
SANTOS CMI S.A.		58,219	44,584	13,635	46,738	1,737
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		9,533	3,608	5,925	1,608	178
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		84	149	(65)	335	(158)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		8,648	6,018	2,630	16,926	465
VAUTIDAMERICAS S.A.		4,866	2,217	2,649	1,445	(451)
SANTOS CMI Constructions Argentina S.A.		58	24	34	—	4
POSCO E&C Brazil Ltd.		343,882	322,576	21,306	59,862	11,470
POSCO Electrical Steel India Private Limited		132,529	94,046	38,483	—	(1,343)
Daewoo International Cameroon PLC		2,064	25	2,039	—	—
POSCO ASSAN TST STEEL Industry		377,066	230,778	146,288	—	1,072
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		147,685	172,085	(24,400)	—	(21,103)
DAESAN (Cambodia) Co., Ltd.		27,979	33,111	(5,132)	—	(18)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Company	Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
Brazil Sao Paulo Steel Processing Center Co., Ltd	39,794	23,210	16,584	4,863	(1,634)
POSCO(Dalian) IT Center Development Co., Ltd.	176,026	37,908	138,118	—	(4,691)
PT.POSCO Resources Indonesia	2,448	48	2,400	—	(1,147)
PT. POSCO ICT Indonesia	3,624	3,185	439	4,335	(324)
PT. POSCO M-Tech Indonesia	11,577	6,620	4,957	9,631	(34)
PT. KRAKATAU POSCOPOWER	143,452	55,475	87,977	—	(949)
POSCO RUS LLC.	12,384	8,324	4,060	4,260	505
POSCO Thainox Co., Ltd.	473,048	153,836	319,212	502,041	(5,532)
Daewoo International Shanghai Waigaoqiao Co., Ltd.	11,003	10,241	762	161,675	255
PT. Bio Inti Agrindo	35,514	21,447	14,067	404	828
POSCO E&C Australia Pty Ltd.	35,552	34,986	566	52,143	836
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	26,258	9,203	17,055	1,497	(514)
Hunchun POSCO Logistics Co., Ltd.	46,923	8	46,915	—	(829)
USA SRDC Corporation	311	21	290	—	—
Daewoo International Vietnam Co., Ltd.	4,453	149	4,304	2,096	14
PT. Krakatau POSCO Chemtech Calcination	23,217	1,279	21,938	—	(722)
Posco Africa	3,580	112	3,468	—	(1,509)
E.P.C INGENIERIA & SERVICIOS DE COSTA RICA S.A	1,497	1,553	(56)	1,973	(73)
POSCO ICT BRASIL PARTICIPACOES LTDA	1,983	1,471	512	—	(336)
LA-SCRAP RECYCLING DISTRIBUTION	1,274	758	516	5,128	62
Posco Center Beijing	267,838	97,208	170,630	—	(1,233)
POSCO AMERICA COMERCIALIZADORA S	177	175	2	168	2
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.	309	649	(340)	339	(408)
Guangdong Pohang Car Steel Co., Ltd.	351,910	203,033	148,877	1,061	(9,197)
POSCO Mexico Aguascalientes Processing Center Co., Ltd.	6,427	—	6,427	—	—

(d) Consolidated subsidiaries acquired during the year ended December 31, 2012 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Tamra Offshore Wind Power Co., Ltd.	January 2012	64.00	new acquisitions
PT. Krakatau POSCO Chemtech Calcination	January 2012	80.00	new establishment
POS-HiAL Co., Ltd	January 2012	65.30	new establishment
POSCO-Africa	February 2012	100.00	new establishment
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	May 2012	100.00	new establishment
POSCO ICT BRASIL PARTICIPACOES LTDA	May 2012	100.00	new establishment
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	May 2012	68.41	new establishment
MCM Korea Co., Ltd.	July 2012	100.00	new acquisitions
Tancheon E&E Co., Ltd.	July 2012	100.00	new establishment
EEC, GmbH	August 2012	100.00	new establishment
Posco Center Beijing	August 2012	99.00	new establishment
POSCO AMERICA COMERCIALIZADORA S DE RL DE C.V.	August 2012	100.00	new acquisitions
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.	August 2012	100.00	new acquisitions
Guangdong Pohang Car Steel Co., Ltd.	October 2012	93.64	spin off from subsidiary
POSCO Mexico Aguascalientes Processing Center Co., Ltd.	December 2012	100.00	new establishment
POS-GSFC LLC	December 2012	81.93	new acquisitions

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(e) Cash outflows caused by the acquisitions for the year ended December 31, 2012

	Amounts
	(in millions of Won)
Consideration transferred	￦	287,085
Less: cash and cash equivalents-acquired		(188,205)

Total	￦	98,880

(f) Subsidiaries that were excluded from consolidation during the year ended December 31, 2012 are as follows:

Company	Date of disposal	Reason
POSCO-JYPC Co., Ltd.	January 2012	Statutory merger by POSCO-JEPC CO., Ltd.
DaiMyung TMS Co., Ltd.	March 2012	Statutory merger by POSCO-AST CO., Ltd.
MYANMAR DAEWOO INT’L LTD.	April 2012	Disposal
PT. RISMAR DAEWOO APPAREL	April 2012	Disposal
Daewoo Cement (Shandong) Co., Ltd.	June 2012	Disposal
POMIC Co., Ltd.	July 2012	Statutory merger by POSCO Research Institute
DAEWOO ENERGY CENTRAL ASIA	July 2012	Exclusion by corporate liquidation
BASYS INDUSTRY CO., LTD.	August 2012	Disposal
DAYTEK ELECTRONICS CORP	August 2012	Exclusion by corporate liquidation
PHP Co., Ltd.	November 2012	Statutory merger by Mega-Asset
Pohang Fuel Cell Power Corp.	November 2012	Statutory merger by POSCO ENERGY Co., Ltd.
POSGREEN Company, Ltd	November 2012	Disposal
Shinan Energy Co., Ltd.	November 2012	Statutory merger by POSCO ENERGY Co., Ltd.
EEC, GmbH	November 2012	Exclusion by corporate liquidation
POSTECH BD Newundertaking Fund	December 2012	Exclusion by corporate liquidation
POSBRO COMPANY LTD.	December 2012	Disposal
Songdose co., itd	December 2012	Disposal
POSCONST.CO.,LTD	December 2012	Statutory merger by POSCO-AST CO., Ltd.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(g) Details of associates

Details of associates as of December 31, 2011 and 2012 are as follows:

		Ownership (%)		Region
Investee	Category of business	2011	2012
[Domestic]
MIDAS Information Technology Co., Ltd. (*8)	Engineering	25.46	—	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	45.15	Seoul
Gail International Korea Ltd.	Real estate	29.90	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY _	Real estate	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
KOREASOLARPARK Co., Ltd. (*8)	Solar power plant construction and management	37.50	—	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of_electricity	32.13	32.13	Seosan
Cheongna IBT Co., Ltd. (*4)	Multiplex development	18.58	—	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Development Co., Ltd. (*3)	Construction	22.10	—	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	26.16	Seoul
Daewoo national car Gwangju selling Co., Ltd.	Real estate	50.00	50.00	Gwangju
Uitrans Co., Ltd.	Transporting	38.19	41.89	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	31.84	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	25.82	29.94	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
POSPLATE Co., Ltd. (*3)	Services	48.95	—	Gwangyang
Pure Gimpo.Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	36.69	33.02	Ulsan
Kyobo Life Insurance Co., Ltd. (*6)	Life insurance	24.00	—	Seoul
POSGREEN Company, Ltd. (*9)	Plastic manufacturing	60.00	19.00	Gwangyang
Dongbang Special Steel Co., Ltd. (*3)	Steel processing and sales	35.82	—	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	21.84	Yangju
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	29.30	28.27	Paju
SENTECH KOREA Corp. (*3)	Manufacturing	20.25	—	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research_	28.57	28.57	Seoul
Hyundai Investment Network Private Equity Fund	Mine investment	50.00	50.00	Seoul
Pohang Techno Valley PFV Corporation	Real estate development	28.65	29.90	Pohang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
SUNAM Co., Ltd.	Power supply manufacturing	23.91	23.91	Seoul
Kones Corporation	Technical service	41.67	41.67	Gyeongju
DAEHO G.M (*5)	Investment advisory service	—	35.82	Pohang
Mokpo Deayang Industrial Corporation (*1)	Real estate development	—	29.90	Mokpo
POSCO ES MATERIALS CO., LTD. (*1)	Secondary battery manufacturing	—	50.00	Gumi
Gyeonggi Fuel Cell Power Plant Co., Ltd. (*1)	Electricity generation	—	25.50	Hwaseong
Pohang Special Welding Co., Ltd. (*1)	Welding material and tools manufacturing and sales	—	50.00	Pohang
Poscochemtech Mitsubishi Carbon Tech (*10)	Steel processing and sales	—	60.00	Gwangyang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)		Region
Investee	Category of business	2011	2012
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	50.00	Vietnam
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	35.00	China
POSK (PingHu)Processing Center Co.,Ltd	Steel processing and sale	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	35.00	USA
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	34.00	China
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Steel processing and sale	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	30.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sale	25.00	25.00	China
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Daewoo Engineering (THAILAND) Co., Ltd.	Development and contract	48.90	48.90	Thailand
Sebang Steel	Scrap sale	49.00	49.00	Japan
NCR LLC	Coal sale	20.00	29.40	Canada
AMCI (WA) Pty. Ltd.	Iron ore sale & mine development	49.00	49.00	Austrailia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & resource development	31.00	31.00	China
Shanghai Lansheng Daewoo Coporation	Trading	49.00	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	49.00	China
Hanjung Power Pty. Ltd	Electric power manufacturing and sale	49.00	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	33.00	Sudan
KOREA LNG Ltd.	Gas production and sale	20.00	20.00	England
DMSA, AMSA (*2)	Energy & resource development	4.00	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	50.00	—	Netherland
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)		Region
Investee	Category of business	2011	2012
POSCO-POGEN AMP	Steel manufacturing	26.00	26.00	India
Klappan Coal Joint Venture	Coal sale	20.00	20.00	Canada
AES-VCM Mong Duong Power Company Ltd.	Coal sale	30.00	30.00	Vietnam
CSP	Steel manufacturing and sale	20.00	20.00	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	30.00	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	49.00	Vietnam
Korea-Siberia Wood	Forest resources development	50.00	50.00	Russia
PT. Tanggamus Electric Power	Construction and engineering service	20.00	20.00	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
Boulder Solar Power, LLC (*1)	Electric power manufacturing	—	25.00	USA
POSUK Titanium (*1)	Titanium manufacturing and sale	—	50.00	Kazahstan
Roy Hill Holdings Pty Ltd. (*2)	Energy & resource development	—	12.50	Australia
Li3 Energy Inc. (*7)	Energy & resource development	—	26.06	Peru
Fifth Combined Heat and Power Plant LLC (*1)	Thermal power generation	—	30.00	Mongolia
IMFA ALLOYS FINLEASE LTD (*7)	Raw material manufacturing and sale	—	24.00	India

(*1)	These associates were newly established during the year ended December 31, 2012.

(*2)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.

(*3)	Excluded from associates due to a decrease in ownership percentage during the year ended December 31, 2012.

(*4)	Excluded from associates as the contract on entrusted voting rights expired during the year ended December 31, 2012.

(*5)	This entity split off from Dongbang Special Steel Co., Ltd. during the year ended December 31, 2012.

(*6)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve the Company’s financial structure. The transaction was completed during the year ended December 31, 2012.

(*7)	These securities were acquired during the year ended December 31, 2012.

(*8)	Excluded from associates due to partial disposal during the year ended December 31, 2012.

(*9)	As the controlling company’s percentage of ownership dropped below 50% during the year ended December 31, 2012, this investment was reclassified to associates.

(*10)This	associate was newly established and the Company is not able to exercise control over the investees, even though the Company’s percentage of ownership is above 50%.

Cash dividends paid to POSCO by associates for the years ended December 31, 2010, 2011 and 2012 amounted to ￦65,212 million, ￦88,743 million and ￦43,603 million, respectively.

As of December 31, 2012, there are no restrictions on the ability of associates to transfer funds to the Company, such as in the form of cash dividends, repayment of loans or payment of advances.

2.	Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

(a)	Derivatives instruments are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 7 — Other financial assets

•	Note 11 — Investment property, net

•	Note 12 — Property, plant and equipment, net

•	Note 13 — Goodwill and other intangible assets

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 17 — Provisions

•	Note 18 — Employee Benefits

•	Note 25 — Construction Contracts

•	Note 33 — Commitments and Contingencies

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Changes in accounting policies

(a)	Financial Instruments: Disclosures

The Company has applied the amendments to IFRS No. 7, “Financial Instruments: Disclosures” since January 1, 2012. The amendments require disclosure of the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial asset but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

Approval of financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2013.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Basis of consolidation

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

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero. There is no such case that the allocation reduces the non-controlling interest balance below zero for all periods presented.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	Changes in ownership interests in subsidiaries

Changes in the controlling company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in profit or loss. The difference between the consideration and the adjustments made to non-controlling interest is recognized directly in equity attributable to the owners of the controlling company.

Associates and jointly controlled entities

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

If an associate or a joint venture uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to the Company’s consolidated financial statements in applying the equity method. No such significant adjustments were made to the Company’s consolidated financial statements in applying the equity method.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has to make payments on behalf of the investee for further losses. The Company has no obligation and does not have to make payments on behalf of the investee for further losses as of December 31, 2012.

Business combinations

(a)	Business combinations

A business combination is accounted for by applying the acquisition method as of the acquisition date (i.e., when control is transferred to the Company), unless it is a combination involving entities or businesses under common control.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of their contractual terms and other factors.

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized.

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS No. 12 “Income Taxes”.

•	Employee benefit arrangements are recognized and measured in accordance with IAS No. 19 “Employee Benefits”.

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset.

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract.

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with IFRS No. 2 “Share-based Payment”.

•	Assets held for sale are measured at fair value less costs to sell in accordance with IFRS No. 5 “Non-current Assets Held for Sale”.

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issuance of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with IAS No. 32 “Financial Instruments: Presentation” and IAS No. 39 “Financial Instruments: Recognition and Measurement”.

(b)	Goodwill

The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(e)	De-recognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

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

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company;and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

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

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.

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

Intellectual property rights	5-10 years
Development cost	3-10 years
Port facilities usage rights	5-75 years
Other intangible assets	2-25 years

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries and associates in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified an economically feasible mine.

(b)	Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) at inception of the extraction when the technical feasibility and commercial viability of extracting mineral resources are demonstrable.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

In addition, for an equity instrument classified as available-for-sale, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

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

Impairments for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from construction contracts, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

(a)	Financial liabilities at fair value through profit or loss

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

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities.

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

•	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

•	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive oblitation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

A provision is used only for expenditures for which the provision was originally recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

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

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(c)	Construction contracts

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings, and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred income tax

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

for all taxable temporary differences. A deferred income tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred income tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred income tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

Operating segments

An operating segment is a component of the Company that: a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2012, and the Company has not early adopted them.

(a)	IFRS No. 10, “Consolidated Financial Statements”

The standard introduces a single control model to determine whether an investee should be consolidated. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not elected to early adopt this standard.

Adopting the standard from January 1, 2013, the Company may be required to change its consolidation conclusion in respect of its investees as below. The impact of the change is not expected to have a significant impact on the Company’s consolidated financial statements.

Company
Consolidating investees that were not previously consolidated	Daewoo Engineering (THAILAND) Co., Ltd.
Excluding investees that were previously consolidated from the consolidation scope	Postech 2006 Energy Fund, Postech Early Stage Fund

(b)	IFRS No. 11, “Joint Arrangements”

The standard classifies joint arrangements into two types — joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not elected to early adopt this standard. Management believes the impact of the amendments on the Company’s consolidated financial statements will not be significant.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	IFRS No. 12, “Disclosure of Interests in Other Entities”

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not elected to early adopt this disclosure standard.

(d)	Amendments to IAS No. 19 “Employee Benefits”

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013. Management believes the impact of the amendments on the Company’s consolidated financial statements will not be significant.

(e)	IFRS No. 13 “Fair Value Measurement”

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013. Management believes the impact of the amendments on the Company’s consolidated financial statements will not be significant.

(f)	Amendments to IAS No. 1 “Presentation of Financial Statements”

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after July 1, 2012.

(g)	Amendments to IAS No. 32 “Financial Instruments: Presentation” and IFRS No. 7 “Financial Instruments: Disclosures”

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

(h)	IFRS No. 9, “Financial Instruments”

IFRS No. 9, “Financial Instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS No. 9 was issued in November 2009 and October 2010. It replaces the parts of IAS No. 39 that relate to the classification and measurement of financial instruments. IFRS No. 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS No. 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Management is currently analyzing the effects and intends to adopt IFRS No. 9 for the first financial reporting period beginning in 2013.

4.	Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

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

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s Treasury Department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

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

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

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

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

3)	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

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

The equity attributable to owners as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Total borrowings	￦	26,811,717	24,921,433
Less: Cash and cash equivalents		4,598,682	4,680,526
Net borrowings		22,213,035	20,240,907
Total equity		40,729,920	42,429,418
Net borrowings-to-equity ratio		54.54%	47.70%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

5.	Cash and Cash Equivalents

Cash and cash equivalents (which have original maturities of not more than 3 months) as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Cash	￦	23,954	8,595
Demand deposits and checking accounts		1,855,929	1,609,934
Time deposits		2,664,335	2,945,537
Other financial cash equivalents		54,464	116,460

	￦	4,598,682	4,680,526

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Current
Trade accounts and notes receivable	￦	10,265,421	9,865,436
Capital lease receivables		117,230	44,918
Unbilled due from customers for contract work		1,361,416	1,493,709
Less: Allowance for doubtful accounts		(293,552)	(366,090)

		11,450,515	11,037,973

Non-current
Trade accounts and notes receivable		45,061	52,763
Capital lease receivables		147,634	102,887
Less: Allowance for doubtful accounts		(9,634)	(13,446)

		183,061	142,204

	￦	11,633,576	11,180,177

Trade accounts and notes receivable sold to financial institution, for which the derecognition conditions were not met, amounted to ￦132,908 million, ￦80,258 million, as of December 31, 2011 and 2012, respectively, and are included in bank borrowings (note 15).

(b) Capital lease receivables are as follows:

Customer	Contents	2011		2012
	(in millions of Won)
Korea Electric Power Corporation	Combined thermal power cycle 1~4	￦	199,141	147,634
Tenant of EXPO Apartment	Lease contract		65,723	171

		￦	264,864	147,805

(c) The gross amount and present value of minimum lease payments as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Less than 1 year	￦	141,670	62,048
1 year – 5 years		169,265	120,135
Greater than 5 year		24,519	11,772
Unrealized interest income		(70,590)	(46,150)

Present value of minimum lease payment	￦	264,864	147,805

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

7. Other Receivables and Other Financial Assets

(a) Other receivables as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Current
Short-term loans	￦	367,330	271,067
Other accounts receivable		1,067,163	1,298,878
Accrued income		59,028	71,076
Allowance for bad debt accounts		(60,013)	(49,582)

		1,433,508	1,591,439

Non-current
Long-term loans		298,106	574,255
Long-term other accounts receivable		86,923	164,289
Accrued income		956	1,204
Allowance for bad debt accounts		(38,584)	(40,724)

		347,401	699,024

	￦	1,780,909	2,290,463

(b) Other short-term financial assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	50,861	—
Derivatives assets held for trading		92,055	62,720
Available-for-sale financial assets
Short-term available-for-sale securities		31,651	133,656
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		876	31,237
Loans and other receivables
Short-term financial instruments (*1,2,3)		1,757,744	1,621,668
Deposits		73,343	107,208
Other receivables		221,125	302,738
Allowance for bad debt accounts		(4,893)	(4,233)

	￦	2,222,762	2,254,994

(*1)	As of December 31, 2011 and 2012, short-term financial instruments of ￦1,670 million and ￦3,400 million are secured related to long-term borrowings of forestry association, respectively.

(*2)	As of December 31, 2011 and 2012, ￦17,175 million and ￦12,699 million, respectively, are restricted for use in a government project.

(*3)	As of December 31, 2011 and 2012, short-term financial instruments amounting to ￦7,650 million are provided as collateral for long-term borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c) Other long-term financial assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Financial assets at fair value through profit or loss Derivatives asstes held for trading	￦	16,696	8,634
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments) (*1,2.3)		4,509,197	3,711,169
Long-term available-for-sale securities (bonds)		25,847	26,430
Long-term available-for-sale securities (others)		41,902	43,266
Held-to-maturity investments
Held-to-maturity securities (bonds)		34,698	3,251
Loan and other receivables
Long-term financial instruments		37,732	68,215
Deposits		112,244	110,682
Allowance for bad debt accounts		(45)	(802)

	￦	4,778,271	3,970,845

(*1)	As of December 31, 2012, 2,294,961 shares equivalent to 20,654,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.

(*2)	The Company recorded impairment loss for securities of SK Telecom Co., Ltd. amounting to ￦503,058 million prior to January 1, 2010. During the year ended December 31, 2011, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of ￦107,377 million was recognized in profit or loss in 2011.

During the year ended December 31, 2012, there was a further significant decline in the fair value of shares of Jupiter mines Ltd., SK Telecom Co., Ltd. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of ￦224,171 million was recognized in profit or loss during the year ended December 31, 2012.

(*3)	As of December 31, 2012, ￦28,354 million of long-term available-for-sale securities have been provided as collateral.

8.	Inventories

(a) Inventories as of December 31, 2012 and 2011 are as follows:

	2011		2012
	(in millions of Won)
Finished goods	￦	1,556,573	1,475,832
Merchandise		1,185,496	703,923
Semi-finished goods		2,163,124	1,876,196
Raw materials		2,563,837	2,425,367
Fuel and materials		758,333	893,137
Construction inventories		1,245,546	1,324,873
Materials-in-transit		2,857,434	2,007,106
Others		168,895	93,007

		12,499,238	10,799,441

Less: allowance for inventories valuation		(215,594)	(214,795)

	￦	12,283,644	10,584,646

The amounts of valuation losses of inventories recognized within cost of goods sold during the years ended December 31, 2010, 2011 and 2012 were ￦38,762 million, ￦140,391 million and ￦76,483 million, respectively. The amounts of write-off during years ended December 31, 2010, 2011 and 2012 were ￦15,723 million, ￦10,736 million and ￦71,456 million, respectively. There were no significant reversals of inventory write-downs recognized during the periods presented.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

9.	Non-Current Assets Held for Sale

Details of non-current assets held for sale and related liabilities as of December 31, 2011 and 2012 are as follows:

	2011				2012
	POSCO (*1)		Subsidiaries (*2)	Total	Subsidiaries (*3,4)
	(in millions of Won)
Assets
Trade accounts and notes receivable and other financial assets	￦	—	63,154	63,154	—
Inventories		—	23,186	23,186	—
Property, plant and equipment		16,887	172,538	189,425	1,190
Intangible assets		—	7,389	7,389	—
Other assets		—	45,883	45,883	—

		16,887	312,150	329,037	1,190

Liabilities
Trade accounts and note payables and other financial liabilities		—	28,509	28,509	—
Borrowings		—	144,920	144,920	—
Other liabilities		—	53,178	53,178	—

		—	226,607	226,607	—

Net assets	￦	16,887	85,543	102,430	1,190

(*1)	POSCO determined to dispose of equipment of existing steel manufacturing plants due to the completion and expected use of a new plant. The relevant equipment was reclassified as non-current assets held for sale at December 31, 2011. Some of those non-current assets held for sale were disposed of by sale, and others were reclassified as property, plant and equipment due to the cancelation of plans to sell during the year ended December 31, 2012. POSCO recognized a gain of ￦1,150 million and a loss of ￦9,391 million from the assets held for sale during the year ended December 31, 2012.

(*2)	The Company determined to dispose of Daewoo Cement (Shandong) Co., Ltd., a subsidiary of Daewoo International Corporation, one of POSCO’s subsidiaries, in order to close down a non-core business and collect long-term receivables and securities, pursuant to the board of director’s resolution on July 28, 2011. Daewoo International Corporation entered into a sales contract with China United Cement Group Co., Ltd. on August 9, 2011 and completed the disposal of relevant non-current assets held for sale on June 28, 2012. The Company recognized a gain on disposal of assets held for sale of ￦146,309 million.

(*3)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve the Company’s financial structure. The investment was reclassified as a non-current asset held for sale at the beginning of the bidding process that started during the six-month period ended June 30, 2012. The amount measured at the lower of its carrying amount and fair value less costs to sell of Kyobo Life Insurance Co., Ltd. was ￦1,150,720 million as of June 30, 2012. The Company recorded an impairment loss for the non-current assets held for sale of ￦258,381 million as of June 30, 2012. The transaction was completed on September 5, 2012. The Company recognized a gain on disposal of assets held for sale of ￦45,874 million.

(*4)	POSCOAST CO., LTD. determined to dispose of its land and building and classified as non-current assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land and building was ￦1,190 million, the Company recorded impairment loss for the non-current assets held for sale of ￦70 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

10.	Investments in Associates

(a) Details of investments in associates as of December 31, 2011 and 2012 are as follows:

	2011		2012
Company	Book value		Number of shares	Ownership (%)	Acquisition cost	Book value
	(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd. (*1)	￦	1,377,114	—	—	—		—
Sungjin Geotec Co., Ltd.		194,942	17,193,510	33.02	239,877		181,361
SNNC Co., Ltd.		154,131	18,130,000	49.00	90,650		147,539
POSCO-ESM Co., Ltd. (*2)		—	1,000,000	50.00	43,000		42,388
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	9,160,000	25.00	45,800		7,601
Cheongna IBT Co., Ltd. (*3)		35,564	—	—	—		—
Blue ocean PEF		35,971	333	27.52	33,300		33,839
METAPOLIS Co., Ltd. (*4)		15,674	4,229,280	40.05	15,410		—
POSMATE Co., Ltd.		22,409	411,573	45.15	28,258		46,204
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTD.		21,026	2,008,000	25.10	10,040		29,414
MIDAS Information Technology Co., Ltd. (*5)		12,476	—	—	—		—
Poscochemtech Mitsubishi Carbon Tech (*6)		—	2,892,000	60.00	28,920		28,060
UI trans Co., Ltd		3,610	3,536,394	41.89	17,682		16,444
Incheongimpo Highway Co., Ltd.		3,500	3,071,147	29.94	15,356		13,680
Garolim Tidal Power Plant Co., Ltd		11,995	2,580,039	32.13	12,900		11,544
Others		62,926					52,925

		1,985,565					610,999

[Foreign]
Roy Hill Holdings Pty Ltd. (*7)		—	12,723,959	12.50	551,979		527,129
POSCO-NPS Niobium LLC		374,868	325,050,000	50.00	364,609		348,646
AMCI (WA) Pty Ltd.		168,212	49	49.00	213,446		123,018
CSP(Compania Siderurgica do Pecem)		124,231	415,729,274	20.00	265,740		214,761
Nickel Mining Company SAS		168,292	3,234,698	49.00	157,585		146,699
KOBRASCO		128,884	2,010,719,185	50.00	32,950		113,847
KOREA LNG Ltd.		127,901	2,400	20.00	137,993		99,976
Eureka Moly LLC		109,772	—	20.00	232,397		213,136
DMSA, AMSA		119,556	—	4.00	133,177		124,326
BX STEEL POSCO Cold RolledSheet Co., Ltd.		95,577	—	25.00	61,961		92,888
CAML Resources Pty. Ltd.		55,465	3,239	33.34	40,388		62,227
South-East Asia Gas Pipeline Company Ltd.		136,175	135,219,000	25.04	150,779		144,831
Poschrome Pty. Ltd.		24,674	43,350	50.00	19,892		21,324
USS-POSCO Industries (*4)		16,880	—	50.00	277,715		—
NCR LLC		24,107	—	29.40	31,110		39,303
Others		171,500					156,151

		1,846,094					2,428,262

	￦	3,831,659				￦	3,039,261

(*1)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve its financial structure. The transaction was completed in September 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*2)	This entity was newly established during the year ended December 31, 2012.

(*3)	Excluded from associates as the contract on entrusted voting rights expired during the year ended December 31, 2012.

(*4)	As the Company’s share of losses exceeded its interest in this entity, the carrying amount of that interest was reduced to nil and the recognition of further losses was discontinued. Unrecognized losses in this entity are ￦17,952 million during the year ended December 31, 2012.

(*5)	Excluded from associates due to disposal during the year ended December 31, 2012.

(*6)	The Company is not able to exercise significant influence on the investee even though the Company’s percentage of ownership of above 50%.

(*7)	This entity was acquired during the year ended December 31, 2012.

(b) The movements of investments in associates for the years ended December 31, 2011 and 2012 are as follows:

1) December 31, 2011

Company	Dec. 31, 2010 Book value		Share of profits (losses)	Other increase (decrease) (*1)	Dec. 31, 2011 Book value
	(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd.	￦	1,314,808	82,450	(20,144)	1,377,114
Sungjin Geotec Co., Ltd.		227,245	(33,650)	1,347	194,942
SNNC Co., Ltd.		145,466	49,605	(40,940)	154,131
Busan-Gimhae Light Rail Transit Co., Ltd.		42,151	(7,924)	—	34,227
Cheongna IBT Co., Ltd.		39,607	(4,043)	—	35,564
Blue ocean PEF		—	1,478	34,493	35,971
METAPOLIS Co., Ltd.		32,666	(16,992)	—	15,674
POSMATE Co., Ltd.		20,989	3,141	(1,721)	22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT CO., LTD.		21,317	(146)	(145)	21,026
MIDAS Information Technology Co., Ltd.		9,457	3,089	(70)	12,476
UI trans Co., Ltd.		3,920	(1,906)	1,596	3,610
Incheongimpo Highway Co., Ltd.		3,049	(245)	696	3,500
Garolim Tidal Power Plant Co., Ltd.		10,881	(164)	1,278	11,995
Others		129,405	(5,064)	(61,415)	62,926

		2,000,961	69,629	(85,025)	1,985,565

[Foreign]
POSCO-NPS Niobium LLC		—	5,658	369,210	374,868
AMCI (WA) Pty Ltd.		213,446	(32,879)	(12,355)	168,212
CSP (Compania Siderurgica do Pecem)		—	(1,661)	125,892	124,231
Nickel Mining Company SAS		180,671	(7,073)	(5,306)	168,292
KOBRASCO		141,939	36,911	(49,966)	128,884
KOREA LNG Ltd.		133,793	8,026	(13,918)	127,901
Eureka Moly LLC		109,177	(754)	1,349	109,772
DMSA, AMSA		100,536	38	18,982	119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		89,313	1,797	4,467	95,577
CAML Resources Pty. Ltd.		67,401	15,517	(27,453)	55,465
South-East Asia Gas Pipeline Company Ltd.		56,636	(25)	79,564	136,175
Poschrome Pty. Ltd.		29,201	1,422	(5,949)	24,674
USS-POSCO Industries		40,000	(31,585)	8,465	16,880
NCR LLC		23,931	(85)	261	24,107
Others		119,420	(14,367)	66,447	171,500

		1,305,464	(19,060)	559,690	1,846,094

	￦	3,306,425	50,569	474,665	3,831,659

(*1)	Other increase or decrease represents the changes in investment in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) December 31, 2012

Company	Dec. 31, 2011 Book value		Share of profits (losses)	Other increase (decrease) (*1)	Dec. 31, 2012 Book value
		(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd.	￦	1,377,114	37,038	(1,414,152)	—
Sungjin Geotec Co., Ltd.		194,942	(17,162)	3,581	181,361
SNNC Co., Ltd.		154,131	15,157	(21,749)	147,539
POSCO-ESM Co., Ltd.		—	(560)	42,948	42,388
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	(26,626)	—	7,601
Cheongna IBT Co., Ltd.		35,564	(729)	(34,835)	—
Blue ocean PEF		35,971	(4,542)	2,410	33,839
METAPOLIS Co., Ltd.		15,674	(15,674)	—	—
POSMATE Co., Ltd.		22,409	2,158	21,637	46,204
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTD.		21,026	8,534	(146)	29,414
MIDAS Information Technology Co., Ltd.		12,476	1,530	(14,006)	—
Poscochemtech Mitsubishi Carbon Tech		—	(860)	28,920	28,060
UI trans Co., Ltd.		3,610	1,268	11,566	16,444
Incheongimpo Highway Co., Ltd.		3,500	(377)	10,557	13,680
Garolim Tidal Power Plant Co., Ltd.		11,995	(451)	—	11,544
Others		62,926	(3,842)	(6,159)	52,925

		1,985,565	(5,138)	(1,369,428)	610,999

[Foreign]
Roy Hill Holdings Pty Ltd.		—	(16,537)	543,666	527,129
POSCO-NPS Niobium LLC		374,868	19,199	(45,421)	348,646
AMCI (WA) Pty Ltd.		168,212	(38,706)	(6,488)	123,018
CSP (Compania Siderurgica do Pecem)		124,231	(2,520)	93,050	214,761
Nickel Mining Company SAS		168,292	(12,795)	(8,798)	146,699
KOBRASCO		128,884	28,792	(43,829)	113,847
KOREA LNG Ltd.		127,901	12,697	(40,622)	99,976
Eureka Moly LLC		109,772	—	103,364	213,136
DMSA, AMSA		119,556	(1,176)	5,946	124,326
BX STEEL POSCO Cold RolledSheet Co., Ltd.		95,577	2,650	(5,339)	92,888
CAML Resources Pty. Ltd.		55,465	11,390	(4,628)	62,227
South-East Asia Gas Pipeline Company Ltd.		136,175	—	8,656	144,831
Poschrome Pty. Ltd.		24,674	(311)	(3,039)	21,324
USS-POSCO Industries		16,880	(5,933)	(10,947)	—
NCR LLC		24,107	(452)	15,648	39,303
Others		171,500	(13,862)	(1,487)	156,151

		1,846,094	(17,564)	599,732	2,428,262

	￦	3,831,659	(22,702)	(769,696)	3,039,261

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

(c) The fair value of investments in associates for which there are published price quotations as of December 31, 2012 are as follows:

Company	Fair value
(in millions of Won)
Sungjin Geotec Co., Ltd.	￦ 184,830

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(d) Summarized financial information of associates as of and for the years ended December 31, 2011 and 2012 are as follows:

1) December 31, 2011

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
Kyobo Life Insurance Co., Ltd.	￦	60,828,181	55,786,580	5,041,601	11,610,607	487,785
Sungjin Geotec Co., Ltd.		717,665	611,548	106,117	663,879	(58,894)
SNNC Co., Ltd.		610,059	269,318	340,741	473,173	81,246
Busan-Gimhae Light Rail Transit Co., Ltd.		817,402	680,492	136,910	3,690	(31,696)
Cheongna IBT Co., Ltd.		433,306	263,377	169,929	305	(20,527)
Blue ocean PEF		385,060	254,353	130,707	79,583	5,371
METAPOLIS Co., Ltd.		579,241	534,775	44,466	21,333	(36,861)
POSMATE Co., Ltd.		90,403	15,317	75,086	116,021	8,592
CHUNGJU ENTERPRISE CITY DEVELOPMENT CO., LTD.		302,887	256,485	46,402	67,459	2,099
MIDAS Information Technology Co., Ltd.		73,939	24,178	49,761	50,501	9,411
UI trans Co., Ltd.		30,292	17,279	13,013	—	(831)
Incheongimpo Highway Co., Ltd.		14,690	1,518	13,172	—	(911)
Garolim Tidal Power Plant Co., Ltd.		37,626	293	37,333	—	(510)
[Foreign]
POSCO-NPS Niobium LLC		749,737	—	749,737	11,433	11,317
CSP(Compania Siderurgica do Pecem)		622,810	1,657	621,153	—	(1,302)
Nickel Mining Company SAS		496,518	94,900	401,618	142,456	(12,983)
KOBRASCO		314,458	56,691	257,767	130,725	73,978
KOREA LNG Ltd.		24,169	10,492	13,677	95,385	92,600
DMSA, AMSA		5,807,261	3,979,755	1,827,506	939	939
BX STEEL POSCO Cold RolledSheet Co., Ltd.		1,099,540	745,318	354,222	1,421,784	7,188
CAML Resources Pty. Ltd.		217,677	105,456	112,221	278,778	46,567
South-East Asia Gas Pipeline Company Ltd.		596,972	53,140	543,832	—	(99)
Poschrome Pty. Ltd.		61,740	4,129	57,611	96,785	1,028
USS-POSCO Industries		470,963	434,722	36,241	1,062,110	(61,478)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) December 31, 2012

Company	Assets	Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
Sungjin Geotec Co., Ltd.	763,581	632,999	130,582	703,236	(29,219)
SNNC Co., Ltd.	577,273	261,781	315,492	379,230	16,959
POSCO-ESM Co., Ltd.	69,287	16,067	53,220	—	(1,422)
Busan-Gimhae Light Rail Transit Co., Ltd.	787,011	756,606	30,405	16,811	(106,668)
Blue ocean PEF	347,298	224,338	122,960	429,210	(16,504)
METAPOLIS Co., Ltd.	521,942	512,720	9,222	21,063	(35,244)
POSMATE Co., Ltd.	118,077	14,580	103,497	104,705	9,587
CHUNGJU ENTERPRISE CITY DEVELOPMENT CO., LTD.	333,716	250,540	83,176	229,271	36,971
Poscochemtech Mitsubishi Carbon Tech	47,014	247	46,767	—	(1,433)
UI trans Co., Ltd.	50,932	12,822	38,110	—	(880)
Incheongimpo Highway Co., Ltd.	44,714	334	44,380	—	(1,323)
Garolim Tidal Power Plant Co., Ltd.	37,476	1,546	35,930	—	(1,404)
[Foreign]
Roy Hill Holdings Pty Ltd.	1,404,336	105,340	1,298,996	—	(146,321)
POSCO-NPS Niobium LLC	697,431	140	697,291	—	38,412
CSP(Compania Siderurgica do Pecem)	1,088,105	16,551	1,071,554	—	(12,622)
Nickel Mining Company SAS	445,344	91,266	354,078	120,224	(33,981)
KOBRASCO	231,524	3,831	227,693	121,619	56,282
KOREA LNG Ltd.	545,841	64	545,777	109,992	107,953
DMSA, AMSA	7,935,489	5,906,301	2,029,188	—	(29,407)
BX STEEL POSCO Cold RolledSheet Co., Ltd.	922,932	579,140	343,792	1,506,012	2,296
CAML Resources Pty. Ltd.	209,717	70,502	139,215	284,134	34,162
South-East Asia Gas Pipeline Company Ltd.	1,341,510	763,116	578,394	—	—
Poschrome Pty. Ltd.	53,900	3,582	50,318	89,962	(899)
USS-POSCO Industries	420,767	459,681	(38,914)	990,356	(52,287)
(e) Details of significant joint venture as of December 31, 2012 are as follows:

	Operation	Ownership	Location
Mt. Thorley J/V	Mine development	20%	Australia
POSMAC J/V	Mine development	20%	Australia
CD J/V	Mine development	5%	Australia
RUM J/V	Mine development	10%	Australia

11.	Investment Property, Net

(a) Investment property as of December 31, 2011 and 2012 are as follows:

	2011				2012
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
	(in millions of Won)
Land	￦	280,634	(61,157)	219,477	252,846	(41,464)	211,382
Buildings		475,971	(174,238)	301,733	490,657	(186,154)	304,503
Structures		10,300	(3,977)	6,323	9,448	(4,142)	5,306

Total	￦	766,905	(239,372)	527,533	752,951	(231,760)	521,191

As of December 31, 2012, the fair value of investment property is ￦820,864 million, among which the Company evaluated investment property of 7 subsidiaries including International Business Center Corporation as its book value amounted to ￦64,653 million since it is believed that fair value is approximately same as book value.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) Changes in the carrying value of investment property for the years ended December 31, 2011 and 2012 were as follows:

1) For the year ended December 31, 2011

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	211,464	41,243	94	(57,905)	(14,010)	38,591	219,477
Buildings		278,361	109,757	—	(56,953)	(22,783)	(6,649)	301,733
Structures		3,540	6,072	—	—	(640)	(2,649)	6,323

Total	￦	493,365	157,072	94	(114,858)	(37,433)	29,293	527,533

(*1)	Impairment losses of investment property amounted to ￦23,048 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2012

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	219,477	15,832	1,442	(38,575)	(475)	13,681	211,382
Buildings		301,733	13,857	1,560	(6,730)	(15,044)	9,127	304,503
Structures		6,323	—	—	—	(322)	(695)	5,306

Total	￦	527,533	29,689	3,002	(45,305)	(15,841)	22,113	521,191

(*1)	Impairment losses of investment property amounted to ￦1,053 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2011 and 2012 are as follows:

	2011					2012
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Land	￦	2,549,178	—	—	2,549,178	2,658,401	(11,979)	—	2,646,422
Buildings		6,664,004	(2,644,172)	(3)	4,019,829	7,120,322	(2,951,420)	(100)	4,168,802
Structures		3,761,535	(1,500,808)	(290)	2,260,437	3,997,124	(1,676,669)	(274)	2,320,181
Machinery and equipment		34,392,737	(18,211,863)	(1,490)	16,179,384	36,217,492	(19,684,338)	(950)	16,532,204
Vehicles		272,249	(205,478)	(28)	66,743	279,650	(219,489)	(7)	60,154
Tools		323,511	(242,612)	(22)	80,877	331,870	(261,972)	(47)	69,851
Furniture and fixtures		466,225	(296,120)	(416)	169,689	526,396	(342,706)	(310)	183,380
Capital lease assets		72,426	(33,884)	—	38,542	105,241	(48,017)	—	57,224
Construction-in-progress		3,151,924	—	(63,419)	3,088,505	6,238,161	—	—	6,238,161

Total	￦	51,653,789	(23,134,937)	(65,668)	28,453,184	57,474,657	(25,196,590)	(1,688)	32,276,379

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) The changes in carrying value of property, plant and equipment as for the years ended December 31, 2011 and 2012 were as follows:

1) For the year ended December 31, 2011

	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation (*2)	Others (*3)	Ending
	(in millions of Won)
Land	￦	2,011,851	450,151	92,806	(55,751)	—	50,121	2,549,178
Buildings		3,551,163	701,166	38,382	(38,755)	(278,097)	45,970	4,019,829
Structures		2,070,189	289,524	8,961	(10,775)	(163,072)	65,610	2,260,437
Machinery and equipment		13,777,382	2,892,960	204,871	(45,950)	(1,605,342)	955,463	16,179,384
Vehicles		64,173	21,041	1,981	(1,795)	(17,894)	(763)	66,743
Tools		75,437	38,477	2,259	(1,477)	(37,743)	3,924	80,877
Furniture and fixtures		124,677	66,297	1,995	(1,657)	(28,249)	6,626	169,689
Capital Lease Assets		43,106	8,029	20	(145)	(14,081)	1,613	38,542
Construction-in-progress		3,719,762	4,593,524	10,536	—	—	(5,235,317)	3,088,505

Total	￦	25,437,740	9,061,169	361,811	(156,305)	(2,144,478)	(4,106,753)	28,453,184

(*1)	Acquisition includes assets transferred from construction-in-progress.

(*2)	Impairment losses of property, plant and equipment amounted to ￦25,852 million are included.

(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2012

	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation (*2)	Others (*3)	Ending
	(in millions of Won)
Land	￦	2,549,178	153,031	2,377	(26,793)	—	(31,371)	2,646,422
Buildings		4,019,829	342,088	12,210	(29,756)	(298,978)	123,409	4,168,802
Structures		2,260,437	256,958	—	(24,308)	(199,970)	27,064	2,320,181
Machinery and equipment		16,179,384	2,016,572	5,804	(209,357)	(1,774,051)	313,852	16,532,204
Vehicles		66,743	16,777	141	(1,244)	(20,705)	(1,558)	60,154
Tools		80,877	21,833	411	(1,081)	(36,026)	3,837	69,851
Furniture and fixtures		169,689	72,052	76	(3,369)	(65,074)	10,006	183,380
Capital Lease Assets		38,542	535	—	(236)	(9,154)	27,537	57,224
Construction-in-progress		3,088,505	6,423,131	—	—	—	(3,273,475)	6,238,161

Total	￦	28,453,184	9,302,977	21,019	(296,144)	(2,403,958)	(2,800,699)	32,276,379

(*1)	Acquisition includes assets transferred from construction-in-progress.

(*2)	Impairment losses of property, plant and equipment amounted to ￦12,977 million are included.

(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2011 and 2012 were as follows:

	2011		2012
	(in millions of Won)
Weighted average expenditure	￦	1,433,877	3,131,866
Borrowing costs capitalized		78,777	101,794
Capitalization rate		5.49%	3.25%

(d) Pledged as collateral assets

	Collateral right holder	2011		2012
		(in millions of Won)
Land (*1)	Korean Development Bank and others	￦	381,096	545,654
Buildings and structures (*1)	Korean Development Bank and others		139,169	327,757
Machinery and equipment	Korean Development Bank and others		218,816	1,285,452
Construction-in-progress	The Export-Import Bank of Korea and others		—	1,486,745

		￦	739,081	3,645,608

(*1)	Investment properties are included.

(e) Based on an asset life study performed in 2011, the Company changed the estimated useful life of certain machinery and equipments in its steel business from 8 years to 15 years. During the year ended December 31, 2011, the depreciation costs decreased by ￦ 1,227,169 million as a result of this change in the estimated useful life.

13.	Goodwill and Other Intangible Assets

(a) Goodwill and other intangible assets as of December 31, 2011 and 2012 are as follows:

	2011					2012
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Goodwill	￦	1,671,775	(14,958)	—	1,656,817	1,735,879	(22,188)	—	1,713,691
Intellectual property rights		285,166	(10,259)	—	274,907	317,748	(41,448)	(1,154)	275,146
Premium in rental		151,747	(12,603)	—	139,144	151,116	(13,383)	—	137,733
Development expense		90,109	(42,458)	(2,068)	45,583	127,856	(65,367)	(1,558)	60,931
Port facilities usage rights		410,077	(315,331)	—	94,746	410,023	(326,901)	—	83,122
Exploration and evaluation assets		501,374	(28,182)	—	473,192	509,581	(29,853)	—	479,728
Mining development assets		1,414,315	—	—	1,414,315	1,643,306	—	—	1,643,306
Customer relationships		865,036	(57,968)	—	807,068	862,217	(111,485)	—	750,732
Other intangible assets		710,257	(371,097)	(4)	339,156	921,277	(403,302)	(3)	517,972

Total	￦	6,099,856	(852,856)	(2,072)	5,244,928	6,679,003	(1,013,927)	(2,715)	5,662,361

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2011 and 2012 were as follows:

1) For the year ended December 31, 2011

			Increase			Decrease
	Beginning		Acquisitions	Development	Business Combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	￦	1,447,743	—	—	224,032	—	—	(14,958)	—	1,656,817
Intellectual property rights		119,100	171,402	—	—	(7,544)	(16,258)	—	8,207	274,907
Premium in rental (*2)		159,761	15,355	—	9	(3,457)	(8,391)	—	(24,133)	139,144
Development expense		49,275	13,978	252	688	(44)	(20,092)	—	1,526	45,583
Port facilities usage rights		108,161	—	—	—	—	(13,130)	—	(285)	94,746
Exploration and evaluation assets		594,464	10,151	—	—	(38,563)	—	—	(92,860)	473,192
Mining development assets		1,058,354	357,681	—	—	(96)	—	—	(1,624)	1,414,315
Customer relationships		778,080	—	—	75,836	—	(46,848)	—	—	807,068
Other intangible assets		304,231	95,557	—	8,160	(5,684)	(28,569)	—	(34,539)	339,156

	￦	4,619,169	664,124	252	308,725	(55,388)	(133,288)	(14,958)	(143,708)	5,244,928

(*1)	Acquisition amounts include goodwill amounting to ￦119,260 million related to the acquisition of POSCO Thainox Co., Ltd. in 2011. An impairment loss of ￦14,958 million is related to the negative capital of DAESAN (CAMBODIA) Co. Ltd.

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation adjustment and reclassifications.

2) For the year ended December 31, 2012

			Increase			Decrease
	Beginning		Acquisitions	Development	Business Combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	￦	1,656,817	—	—	77,298	—	—	(7,230)	(13,194)	1,713,691
Intellectual property rights		274,907	30,352	—	1	(1,375)	(24,829)	—	(3,910)	275,146
Premium in rental (*2)		139,144	13,498	—	622	(10,038)	(544)	(12,336)	7,387	137,733
Development expense		45,583	1,466	26,066	—	(148)	(23,011)	—	10,975	60,931
Port facilities usage rights		94,746	—	—	—	—	(11,624)	—	—	83,122
Exploration and evaluation assets		473,192	7,349	—	—	—	—	(1,671)	858	479,728
Mining development assets		1,414,315	228,991	—	—	—	—	—	—	1,643,306
Customer relationships		807,068	—	—	—	—	(53,517)	—	(2,819)	750,732
Other intangible assets		339,156	193,561	17	26,748	(652)	(44,466)	(9)	3,617	517,972

	￦	5,244,928	475,217	26,083	104,669	(12,213)	(157,991)	(21,246)	2,914	5,662,361

(*1)	Acquisition amounts include goodwill amounting to ￦77,298 million related to the acquisition of PONUTech Co., Ltd.

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation adjustment and reclassifications.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c) For the purpose of impairment testing, goodwill is allocated to individual operating entities determined to be CGUs. The goodwill amount as of December 31, 2011 and 2012 are as follows:

Reporting segments	Total number of CGUs
	2011	2012	CGUs	2011		2012
	(in millions of Won)
Steel	11	11	POSCO-Thainox Public Company Limited. (*3)	￦	119,260	109,779
			POSCO VST Co., Ltd.		36,955	36,955
			Others (*4)		21,322	14,096
Trading	3	3	Daewoo International Corporation (*1)		1,163,922	1,163,922
			Others		13,316	11,906
E&C	1	3	POSCO Engineering Company (*2)		194,637	194,637
			EPC EQUITIES LLP		49,931	47,913
			Others		11,796	11,291
Others	8	10	PONUTech Co., Ltd		—	77,298
			POSCO ENERGY Co., Ltd.		26,471	26,471
			Others		19,207	19,423

Total	25	27		￦	1,656,817	1,713,691

(*1)	Recoverable amounts of Daewoo International Corporation were determined based on value-in-use. As of December 31, 2012, value-in-use is estimated by applying 7.60% discount rate and 2.8% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management`s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2012 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦1,087,136 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 4.43% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 3.80%. There is no effect on the impairment loss of the goodwill.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*2)	Recoverable amounts of POSCO Engineering Company were determined based on value-in-use. As of December 31, 2012, value-in-use is estimated by applying 11.15% discount rate and 1% terminal growth rate with 5 years, the period for the estimated future cash flows based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2012 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amounts of CGU exceeded the carrying value by ￦171,253 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 2.91% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 1.88%. There is no effect on the impairment loss of the goodwill.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*3)	Recoverable amounts of POSCO-Thainox Public Company Limited were determined based on fair value, which was calculated with 30% control premium added to the current stock price as of December 31, 2012. No impairment loss of goodwill was recognized since on the recoverable amount is higher than carrying value of the CGU as of December 31, 2012.

(*4)	The Company recognized goodwill impairment loss of ￦7,230 million, which was occurred when POSCONST CO., LTD. merged into POSCOAST CO., LTD. for the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

14.	Other Assets

Other current assets and other long-term assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Other current assets
Advance payment	￦	1,035,846	1,205,969
Prepaid expenses		180,369	189,647
Others		3,927	2,564

	￦	1,220,142	1,398,180

Other long-term assets
Long-term advance payment	￦	2,895	2,119
Long-term prepaid expenses		190,741	178,934
Others (*1)		436,651	212,733

	￦	630,287	393,786

(*1)	The guarantee deposits of ￦257,878 million related to the Australia Roy Hill iron ore mine as of December 31, 2011 were transferred to investments in associates during the year ended December 31, 2012.

15.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2011 and 2012 are as follows:

	Bank	Interest rate (%)	2011		2012
	(in millions of Won)
Short-term borrowings
Bank overdrafts	BOA, others	0.4~1.0	￦	233,804	123,685
Short-term borrowings (*1)	Shinhan Bank, others	0.3~13.0		9,339,182	7,586,993

				9,572,986	7,710,678

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank, others	0.5 ~6.0		428,409	898,564
Current portion of foreign loan	NATIXIS	2.0		951	901
Current portion of debentures (*1)	Korean Development Bank, others	1.9 ~7.0		790,050	1,899,430
Less : Current portion of discount on debentures issued				(886)	(2,644)
Add : Premium on debentures redemption				—	2,419

				1,218,524	2,798,670

			￦	10,791,510	10,509,348

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and other assets amounting to ￦3,629,296 million, ￦11,050 million, ￦624,187 million and ￦65 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) Long-term borrowings, excluding current portion as of December 31, 2011 and 2012 are as follows:

	Bank	Interest rate(%)	2011		2012
	(in millions of Won)
Long-term borrowings (*1)	Korean Development Bank and others	0.6~13.0	￦	4,614,391	5,161,711
Less : Present value discount				(302,118)	(44,293)
Foreign loan (*2)	NATIXIS	2.0		3,071	2,009
Bonds (*1,3,4)	Korean Development Bank and others	1.5 ~9.0		11,776,893	9,339,966
Less : Discount on debentures issued				(94,356)	(62,943)
Add : Premium on debentures redemption				21,493	15,635
Add : Premium on debentures issued				833	—

			￦	16,020,207	14,412,085

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and other assets amounting to ￦ 3,629,296 million, ￦ 11,050 million, ￦ 624,187 million and ￦ 65 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

(*2)	Korea Development Bank has provided guarantees related to this foreign loan.

(*3)	In 2009, one of the controlling company`s subsidiaries, Daewoo International Corporation, issued convertible bonds with a face value of USD 300 million and a 5 year maturity. All of these convertible bonds were converted to equity stocks of the subsidiary during the year ended December 31, 2012.

(*4)	POSCO issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. POSCO provides guarantees for Zeus (Cayman) Ltd.

16.	Other Payables and Other Financial Liabilities

(a) Other payables as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Current
Accounts payable	￦	1,048,895	737,802
Accrued expenses (*1)		457,071	868,015

		1,505,966	1,605,817

Non-current
Accounts payable		149,308	117,462
Accrued expenses		20,067	24,950

		169,375	142,412

	￦	1,675,341	1,748,229

(*1)	During the year ended December 31, 2012, a fine of ￦117,629 million was imposed on POSCO and POSCO Coated & Color Steel Co., Ltd. for price fixing galvanized steel sheets as a result of Korea Fair Trade Commission’s investigation. The Company is expected to make a payment for the fine in the first half of 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) Other financial liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Current
Dividends payable	￦	5,822	7,487
Derivatives liabilities		146,903	84,922
Finance lease liabilities		15,295	16,044
Financial guarantee liabilities		7,510	7,819
Withholding		129,694	205,556

		305,224	321,828

Non-current
Derivatives liabilities		48,934	100,220
Finance lease liabilities		29,504	32,961
Financial guarantee liabilities		24,732	17,493
Long-term withholding		78,015	68,549

		181,185	219,223

	￦	486,409	541,051

17.	Provisions

(a) Provisions as of December 31, 2011 and 2012 were as follows:

	2011			2012
	Current		Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	￦	47,682	—	42,904	—
Provision for construction warranties		19,656	30,967	23,489	27,227
Provision for legal contingencies and claims (*1)		—	38,847	—	30,920
Others		2,094	39,529	11,438	41,951

	￦	69,432	109,343	77,831	100,098

(*1)	As of December 31, 2011 and 2012, the amount includes provision of ￦38,847 million and ￦23,784 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000 (note 33). In addition, the amount as of December 31, 2012 includes provision of ￦7,136 million for obligation to payment guarantee related to borrowings incurred in the process of disposal of Daewoo Cement (Shandong) Co., Ltd. during the year ended December 31, 2012.

(b) The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c) Changes in provisions for the year ended December 31, 2011 are as follows:

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	37,978	30,592	(20,888)	—	—	47,682
Provision for construction warranties		49,068	30,724	(11,624)	(1,334)	(16,211)	50,623
Provision for legal contingencies and claims		126,626	—	—	(35,629)	(52,150)	38,847
Others		2,286	371	1,062	(1,334)	39,238	41,623

	￦	215,958	61,687	(31,450)	(38,297)	(29,123)	178,775

(*1)	Include adjustments of foreign currency translation difference and transfer to non-current liability held for sale (related to Daewoo Cement (Shandong) Co., Ltd.).

(d) Changes in provisions for the year ended December 31, 2012 are as follows:

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	47,682	343,062	(347,262)	(523)	(55)	42,904
Provision for construction warranties		50,623	24,694	(16,054)	(4,472)	(4,075)	50,716
Provision for legal contingencies and claims		38,847	8,540	—	(16,163)	(304)	30,920
Others		41,623	14,209	(3,450)	(1,680)	2,687	53,389

	￦	178,775	390,505	(366,766)	(22,838)	(1,747)	177,929

(*1)	Include adjustments of foreign currency translation difference and others.

18.	Employee Benefits

(a) Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets.

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Expense related to post-employment benefit plans under defined contribution plans	￦	—	8,874	16,520

(b) Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c) The amounts recognized in relation to defined benefit obligations in the statements of financial position as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Present value of funded obligations	￦	1,158,329	1,394,675
Fair value of plan assets		(832,771)	(1,064,711)
Present value of non-funded obligations		14,909	15,724

Net defined benefit obligations	￦	340,467	345,688

(d) The changes in present value of defined benefit obligations for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Defined benefit obligation at the beginning of period	￦	1,467,853	1,173,238
Current service cost (*1)		207,871	212,450
Interest costs		67,372	51,351
Actuarial losses		43,166	83,050
Business combinations		221	1,684
Benefits paid		(593,369)	(116,846)
Others		(19,876)	5,472

Defined benefit obligation at the end of period	￦	1,173,238	1,410,399

(*1)	This amount includes loss from a plan settlement in the amount of ￦3,704 million for the year ended December 31, 2011.

(e) The changes in fair value of plan assets for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Fair value of plan assets at the beginning of period	￦	964,727	832,771
Expected return on plan assets		38,244	37,669
Actuarial gains and losses		3,073	2,157
Contribution to plan assets (*1)		190,909	267,420
Business combinations		354	906
Others		14,059	(489)
Benefits paid		(378,595)	(75,723)

Fair value of plan assets at the end of period	￦	832,771	1,064,711

(*1)	The Company expects to make a contribution of ￦267,420 million to the defined benefit plan assets in 2013.

(f) The fair value of plan assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Equity instruments	￦	7,703	12,002
Debt instruments		103,074	107,303
Deposits		538,260	743,884
Others		183,734	201,522

	￦	832,771	1,064,711

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(g) The amounts recognized in profit or loss for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Current service costs	￦	156,308	207,871	212,450
Interest costs		57,473	67,372	51,351
Expected return on plan assets (*1)		(39,810)	(38,245)	(37,669)

	￦	173,971	236,998	226,132

(*1)	The actual return on plan assets amounted to ￦62,200 million, ￦41,318 million and ￦39,826 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The above expenses by function were as follows:

	2010		2011	2012
	(in millions of Won)
Cost of sales	￦	137,263	177,020	165,675
Selling and administrative expenses		36,708	59,978	60,457

	￦	173,971	236,998	226,132

(h) Accumulated actuarial gains (losses), net of tax, recognized in other comprehensive income as of and for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Beginning	￦	—	(152,125)	(182,702)
Current actuarial losses		(152,125)	(30,577)	(62,527)

Ending	￦	(152,125)	(182,702)	(245,229)

(i) The principal actuarial assumptions as of December 31, 2011 and 2012 are as follows:

	2011	2012
(%)
Discount rate (*1)	3.86~5.42	3.29~4.46
Expected return on plan assets (*2)	2.00~5.29	3.29~5.10
Expected future increases in salaries (*3)	1.03~7.35	1.04~6.72

(*1)	Discount rate is the yield at the end of the reporting period on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid.

(*2)	The overall expected rate of return on plan assets is a weighted average of the expected returns of the various categories of plan assets held. The management’s assessment of the expected returns is based on historical return trends and predictions of the market for the asset over the life of the related obligation.

(*3)	The expected future increases in salaries are based on the average salary increase rate for past three-years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

19.	Other Liabilities

Other liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Other current liabilities
Due to customers for contract work	￦	449,470	529,104
Advances received		973,427	1,289,805
Unearned revenue		36,935	46,963
Withholdings		114,941	162,073
Deferred revenue		362	235
Others (*1)		224,496	283,474

		1,799,631	2,311,654

Other long-term liabilities
Advances received		1,547	312,668
Unearned revenue		1,200	841
Others (*1)		81,756	64,305

		84,503	377,814

	￦	1,884,134	2,689,468

(*1)	Includes other current liabilities amounting to ￦204,653 million, ￦274,490 million and other long-term liabilities amounting to ￦14,857 million and ￦14,939 million as of December 31, 2011 and 2012, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

20.	Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	50,861	—
Derivatives assets held for trading		108,751	71,354

		159,612	71,354

Available-for-sale financial assets		4,608,597	3,914,521
Held-to-maturity investments		35,574	34,488
Loans and receivables		19,902,456	19,787,951

	￦	24,706,239	23,808,314

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) Financial liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	195,837	185,142
Designated as financial liabilities at fair value through profit or loss		333,004	—

		528,841	185,142

Financial liabilities evaluated as amortized cost
Trade accounts payable		4,397,662	4,391,787
Borrowings		26,478,713	24,921,433
Financial guarantee liabilities		32,242	25,312
Others		1,882,179	1,802,175

		32,790,796	31,140,707

	￦	33,319,637	31,325,849

3) Finance income and costs by category of financial instrument for the years ended December 31, 2010, 2011 and 2012 were as follows:

	December 31, 2010

	Financial income and costs
	Interest income (cost)		Dividend income	loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	196	—	—	—	195,543	63,568	259,307	—
Available-for-sale financial assets		9,822	102,161	—	—	624	(57,133)	55,474	589,601
Held-to-maturity securities		64	—	—	—	465	—	529	—
Loans and receivables		282,846	—	(18,628)	20,483	(2,827)	(430)	281,444	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(174,943)	7,319	(167,624)	—
Financial liabilities are evaluated as amortised cost		(586,883)	—	54,231	(239,375)	—	(6,157)	(778,184)	—

	￦	(293,955)	102,161	35,603	(218,892)	18,862	7,167	(349,054)	589,601

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

‚	December 31, 2011

	Finance income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	3	—	—	—	544,913	70,656	615,572	—
Available-for-sale financial assets		768	143,880	—	—	453,540	(152,804)	445,384	(1,231,758)
Held-to-maturity investments		1,749	—	—	—	—	(311)	1,438	—
Loans and receivables		213,714	—	(26,239)	46,971	(41,171)	(95)	193,180	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(506,664)	(150,963)	(657,627)	—
Financial liabilities at amortized cost		(788,348)	—	(140,052)	(317,867)	—	(27,956)	(1,274,223)	—

	￦	(572,114)	143,880	(166,291)	(270,896)	450,618	(261,473)	(676,276)	(1,231,758)

ƒ	December 31, 2012

	Finance income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	130	—	—	—	407,505	77,907	485,542	—
Available-for-sale financial assets		1,046	124,475	—	—	75,809	(224,171)	(22,841)	(81,471)
Held-to-maturity investments		1,664	—	—	—	(224)	79	1,519	—
Loans and receivables		275,967	—	(252,265)	(162,156)	(33,786)	(406)	(172,646)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(308,350)	(143,754)	(452,104)	—
Financial liabilities at amortized cost		(871,457)	—	348,481	855,805	—	(72,874)	259,955	—

	￦	(592,650)	124,475	96,216	693,649	140,954	(363,219)	99,425	(81,471)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets represents the Company`s maximum exposure to credit risk. The maximum exposures to credit risk as of December 31, 2011 and 2012 is as follows:

	2011		2012
	(in millions of Won)
Cash and cash equivalents	￦	4,598,682	4,680,526
Financial assets at fair value through profit or loss		159,612	71,354
Available-for-sale financial assets		99,400	203,352
Held-to-maturity investments		35,574	34,488
Loans and other receivables		3,670,198	3,927,248
Trade accounts and notes receivable		11,450,515	11,037,973
Long-term trade accounts and notes receivable		183,061	142,204

	￦	20,197,042	20,097,145

The Company provided financial guarantees for the repayment of loans of associates and third parties. As of December 31, 2011 and 2012, the maximum exposure to credit risk amounted to ￦4,542,734 million and ￦4,607,773 million, respectively.

2) Impairment losses on financial assets

 Allowance for doubtful accounts as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Trade accounts and notes receivable	￦	303,186	379,536
Other accounts receivable		36,453	47,565
Long-term loans		61,222	42,721
Other assets		5,860	5,055

	￦	406,721	474,877

‚ Impairment losses on financial assets for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Bad debt expenses on trade receivables	￦	47,506	92,197	79,258
Impairment of available-for-sale financial assets		57,172	152,804	224,171
Other bad debt expenses (*1)		12,877	11,155	44,115
Impairment of held to maturity financial assets		—	579	—
Less: Reversal of allowance for doubtful accounts		(117)	(57,875)	—
Less: Reversal of impairment of available-for-sale financial assets		(38)	—	—
Less: Reversal of impairment of held to maturity financial assets		—	(268)	(79)

	￦	117,400	198,592	347,465

(*1)	Other bad debt expenses are mainly related to other receivables and long-term loans.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

ƒ The aging schedule and the impaired losses of trade accounts and notes receivables as of December 31, 2011 and 2012 were as follows:

	2011			2012
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
	(in millions of Won)
Not due	￦	6,154,045	8,137	9,106,925	52,063
Over due less than 1 month		4,868,928	233	1,313,554	4,387
1 month – 3 months		256,022	1,506	278,029	3,264
3 months – 12 months		301,875	37,032	413,251	41,291
Over 12 months		355,892	256,278	447,954	278,531

	￦	11,936,762	303,186	11,559,713	379,536

„ Changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2012 were as follows:

	2011		2012
	(in millions of Won)
Beginning	￦	357,063	406,721
Bad debt expenses		92,197	79,258
(Reversal of) other bad debt expenses		(46,720)	44,115
Other (*1)		4,181	(55,217)

Ending	￦	406,721	474,877

(*1)	Includes write-off of trade accounts and notes receivable amounting to ￦40,138 million and adjustments of foreign currency translation difference for the year ended December 31, 2012.

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

	Book value		Contractual cash flow (*3)	Within 1 year	1 year - 5 years	Later than 5 years	Total
	(in millions of Won)
Non-derivative financial liabilities
Trade accounts payable	￦	4,391,787	4,391,787	4,389,194	2,593	—	4,391,787
Financial guarantee liabilities (*1)		25,312	4,607,773	4,607,773	—	—	4,607,773
Other financial liabilities		1,802,175	1,802,175	1,558,253	242,557	1,365	1,802,175
Borrowings (*2)		24,921,433	27,461,706	11,084,122	11,619,867	4,757,717	27,461,706

	￦	31,140,707	38,263,441	21,639,342	11,865,017	4,759,082	38,263,441

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(*2)	Includes cash flows of embedded derivative instruments in relation to exchangeable bonds (exchange right).

(*3)	Includes estimated interest.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) The maturity analysis of derivative financial liabilities is as follows:

	Within 1 year		1 year - 5 years	Later than 5 years	Total
	(in millions of Won)
Derivative financial liabilities
Currency forward	￦	58,129	5,247	—	63,376
Currency futures		67	—	—	67
Currency swaps		9,499	65,119	4,525	79,143
Others		17,227	25,329	—	42,556

	￦	84,922	95,695	4,525	185,142

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of December 31, 2011 and 2012 are as follows:

	2011			2012
	Assets		Liabilities	Assets	Liabilities
	(in millions of Won)
USD	￦	3,852,909	10,912,882	3,933,448	9,120,893
EUR		275,012	610,454	317,381	330,481
JPY		236,046	2,353,794	239,569	2,017,179
Others		130,753	136,294	264,299	65,679

2) As of December 31, 2011 and 2012, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
	10% increase	10% decrease	10% increase		10% decrease
	(in millions of Won)
USD	(705,997)	705,997	￦	(518,745)	518,745
EUR	(33,544)	33,544		(1,310)	1,310
JPY	(211,775)	211,775		(177,761)	177,761

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Fixed rate
Financial assets	￦	7,086,835	7,325,825
Financial liabilities		(24,169,245)	(15,301,208)

	￦	(17,082,410)	(7,975,383)

Variable rate
Financial liabilities	￦	(2,642,472)	(9,620,225)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2011 and 2012, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss during the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
	1% increase	1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	(26,425)	26,425	￦ (96,202)	96,202

(f) Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2011 and 2012 are as follows

	2011			2012
	Book value		Fair value	Book value	Fair value
	(in millions of Won)
Assets measured at fair value
Financial assets held for trading	￦	50,861	50,861	—	—
Available-for-sale financial assets (*1)		4,359,202	4,359,202	3,349,606	3,349,606
Derivatives assets held for trading (*2)		108,751	108,751	71,354	71,354

		4,518,814	4,518,814	3,420,960	3,420,960

Assets measured amortized cost (*3)
Cash and cash equivalents		4,598,682	4,598,682	4,680,526	4,680,526
Trade accounts and notes receivable		11,633,576	11,633,576	11,180,177	11,180,177
Loans and other receivables		3,670,198	3,670,198	3,927,248	3,927,248
Held-to-maturity investments		35,574	35,574	34,488	34,488

		19,938,030	19,938,030	19,822,439	19,822,439

Liabilities measured fair value
Derivatives liabilities held for trading (*2)		195,837	195,837	185,142	185,142
Convertible bonds		333,004	333,004	—	—

		528,841	528,841	185,142	185,142

Liabilities measured amortized cost (*3)
Trade accounts and notes payable		4,397,662	4,397,662	4,391,787	4,391,787
Borrowings		26,478,713	26,793,230	24,921,433	25,382,344
Financial guarantee liabilities		32,242	32,242	25,312	25,312
Others		1,882,179	1,882,179	1,802,175	1,802,175

	￦	32,790,796	33,105,313	31,140,707	31,601,618

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate.

(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.

(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2011 and 2012 are as follows:

	2011	2012
Interest rate of borrowings (%)	1.80 ~ 4.62	1.47 ~ 7.22

3) The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.
Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments, by valuation method as of December 31, 2011 and 2012 are as follows:

a. December 31, 2011

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Financial assets held for trading	￦	—	50,861	—	50,861
Available-for-sale financial assets		3,419,961	—	939,241	4,359,202
Derivatives assets held for trading		—	108,751	—	108,751

	￦	3,419,961	159,612	939,241	4,518,814

Financial liabilities
Derivatives liabilities held for trading	￦	—	195,837	—	195,837
Convertible bonds		333,004	—	—	333,004

	￦	333,004	195,837	—	528,841

b. December 31, 2012

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	2,590,933	—	758,673	3,349,606
Derivatives assets held for trading		—	71,354	—	71,354

	￦	2,590,933	71,354	758,673	3,420,960

Financial liabilities
Derivatives liabilities held for trading	￦	—	185,142	—	185,142

	￦	—	185,142	—	185,142

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

ƒ	Changes in fair value of financial instruments measured by Level 3 for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Beginning	￦	805,160	939,241
Valuation		157,329	(182,927)
Acquisition and others (*1)		98,242	30,729
Disposal and others (*1)		(121,490)	(28,370)

Ending	￦	939,241	758,673

(*1)	Included change in amounts due to change of fair value level.

21.	Share Capital and Contributed Surplus

(a) Share capital as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(share, Won)
Authorized shares	￦	200,000,000	200,000,000
Par value		5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)		482,403,125,000	482,403,125,000

(*1)	As of December 31, 2012, total shares of ADRs of 55,294,944 are equivalent to 13,823,736 of common stock.

(*2)	As of December 31, 2012, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) The changes in issued common stock for the years ended December 31, 2011 and 2012 are as follows:.

	2011			2012
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
	(share)
Beginning	87,186,835	(10,153,957)	77,032,878	87,186,835	(9,942,391)	77,244,444
Acquisition of treasury shares	—	(131,389)	(131,389)	—	—	—
Disposal of treasury shares	—	342,955	342,955	—	—	—
Ending	87,186,835	(9,942,391)	77,244,444	87,186,835	(9,942,391)	77,244,444

(c) Capital surplus as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Share premium	￦	463,825	463,825
Gains on disposal of treasury shares		763,867	763,867
Other capital surplus		(77,240)	(122,878)

	￦	1,150,452	1,104,814

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

22.	Reserves

(a) Reserves as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Accumulated comprehensive loss of investments in associates	￦	(16,186)	(129,159)
Changes in the unrealized fair value of available-for-sale investments		154,617	67,956
Currency translation differences		283,516	(8,591)
Others		(16,521)	(18,356)

	￦	405,426	(88,150)

(b) Changes in fair value of available-for-sale securities as of December 31, 2011 and 2012 were as follows:

	2011		2012
	(in millions of Won)
Beginning balance	￦	1,381,667	154,617
Changes in the unrealized fair value of available-for-sale investments		(1,095,009)	(189,664)
Reclassification to profit or loss upon disposal		(252,102)	(54,089)
Impairment of available-for-sale securities		120,978	150,869
Others		(917)	6,223

Ending balance	￦	154,617	67,956

23.	Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2011 and 2012 are as follows:

	2011			2012
	Number of shares		Amount	Number of shares	Amount
	(share, in millions of Won)
Beginning	￦	10,153,957	2,403,263	9,942,391	2,391,406
Acquisition of treasury shares		131,389	61,296	—	—
Disposal of treasury shares		(342,955)	(73,153)	—	—

Ending	￦	9,942,391	2,391,406	9,942,391	2,391,406

24.	Revenue

Details of revenue for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Goods sales	￦	41,848,201	61,001,789	55,123,774
Services sales		1,604,524	2,440,639	3,488,562
Construction sales		4,130,984	5,297,892	4,660,811
Rental income		42,898	39,862	32,056
Others		260,648	158,543	298,948

	￦	47,887,255	68,938,725	63,604,151

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

25.	Construction Contracts

(a) Construction contracts in progress as of December 31, 2011 and 2012 were as follows:

	2011		2012
	(in million of Won)
Aggregate amount of costs incurred	￦	14,711,524	8,343,117
Add: Recognized profits		1,369,479	659,555
Less: Recognized losses		(310,647)	(213,055)
Cumulative construction revenue		15,770,356	8,789,617
Less: Progress billing		(14,638,181)	(7,691,482)
Foreign currency gains and losses		(1,966)	(2,589)
Others		(218,263)	(130,941)

	￦	911,946	964,605

(b) Unbilled amount due from customers and due to customers for contract work as of December 31, 2011 and 2012 were as follows:

	2011		2012
	(in million of Won)
Unbilled due from customers for contract work	￦	1,361,416	1,493,709
Due to customers for contract work		(449,470)	(529,104)

	￦	911,946	964,605

(c) When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract.

The Company estimates the stage of completion of the contract based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

The estimated total contract costs are based on the nature and characteristics of an individual contract, historical costs of similar projects, and current circumstances. Only those contract costs that reflect work performed are included in costs incurred to date.

The following are the key assumptions for the estimated total contract cost.

Key assumptions for the estimation
Material	Estimations based on recent purchasing contracts, market price and quoted price
Labor cost	Estimations based on standard monthly and daily labor cost
Outsourcing cost	Estimations based on the historical costs of similar projects, market price and quoted price

The management continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

26. Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Wages and salaries	￦	446,023	606,819	694,682
Expenses related to defined benefit plan		36,708	60,271	61,261
Other employee benefits		116,293	164,508	170,734
Travel		43,592	56,635	52,817
Depreciation		110,093	172,807	218,747
Communication		9,195	13,061	15,088
Electric power		5,269	7,529	11,305
Taxes and public dues		34,869	50,617	59,664
Rental		54,739	65,559	93,268
Repairs		9,660	14,919	11,769
Entertainment		17,050	17,905	18,239
Advertising		96,305	70,939	55,777
Research & development		141,314	212,472	192,321
Service fees		192,979	286,635	264,439
Supplies		17,012	14,357	10,166
Vehicles maintenance		15,851	21,491	22,442
Industry association Fee		10,403	10,200	11,487
Training		24,762	24,375	17,772
Conference		17,659	21,739	17,745
Warranty expense		14,984	12,606	13,148
Bad debt allowance		47,506	92,197	79,258
Others		29,676	37,412	37,334

	￦	1,491,942	2,035,053	2,129,463

(b) Selling expenses

Selling expenses for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Freight	￦	948,891	1,406,268	1,472,817
Operating expenses for distribution center		8,694	8,115	9,327
Sales commissions		69,823	85,410	74,308
Sales advertising		1,483	1,204	4,575
Sales promotion		12,096	16,179	17,525
Samples		3,478	7,321	7,489
Sales insurance premium		14,579	19,915	32,065
Contract cost		58,340	62,986	52,176
Others		2,956	4,730	8,406

	￦	1,120,340	1,612,128	1,678,688

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

27.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Other operating income
Gain on disposals of property, plant and equipment	￦	26,366	13,812	42,290
Rental revenues		1,061	6,510	1,898
Gain on disposals of intangible assets		494	953	906
Gain on disposals of investment in associates		2,942	2,247	39,441
Gain on disposals of assets held for sale		—	—	193,333
Grant income		1,872	1,228	3,198
Reversal of other bad debt allowance		117	57,875	—
Reversal of other provisions		—	35,629	16,037
Outsourcing income		49,304	42,136	29,136
Gain on disposals of wastes		21,267	11,348	38,597
Gain from claim compensation		58,200	68,853	31,613
Penalty income from early termination of contracts		43,264	38,570	15,054
Others		18,072	27,780	36,617

	￦	222,959	306,941	448,120

Other operating expense
Loss on disposals of property, plant and equipment	￦	(83,494)	(60,550)	(65,486)
Loss on disposals of investment property		(11,896)	(8,826)	(3,197)
Loss on disposals of assets held for sale		(61)	—	(9,510)
Loss on disposals of investment in associates		(3,811)	—	(15,119)
Idle tangible assets expenses		(795)	(16,881)	(31,297)
Impairment loss of assets held for sale		—	—	(258,451)
Other bad debt expenses		(12,877)	(11,155)	(44,115)
Donations		(74,343)	(66,558)	(73,963)
Loss on disposals of wastes		(15,245)	(30,585)	(45,480)
Penalty and default losses		(1,142)	(39,551)	(149,437)
Impairment loss of property, plant and equipment and others		(128,083)	(99,071)	(72,259)
Others		(10,204)	(33,356)	(41,151)

	￦	(341,951)	(366,533)	(809,465)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

28.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Finance income
Interest income	￦	292,928	216,234	278,807
Dividend income		102,161	143,880	124,475
Gain on foreign currency transactions		844,321	1,454,103	935,457
Gain on foreign currency translations		204,568	259,014	936,740
Gain on transactions of derivatives		180,933	549,439	407,791
Gain on valuations of derivatives		86,823	111,637	94,492
Gain on disposals of available-for-sale investments		2,590	454,543	112,095
Others		24,480	1,569	7,206

	￦	1,738,804	3,190,419	2,897,063

Finance costs
Interest expenses	￦	(586,883)	(788,348)	(871,457)
Loss on foreign currency transactions		(808,718)	(1,620,394)	(839,241)
Loss on foreign currency translations		(423,460)	(529,910)	(243,091)
Loss on transactions of derivatives		(175,196)	(512,882)	(309,067)
Loss on valuations of derivatives		(17,784)	(188,742)	(159,604)
Impairment loss on available-for-sale investments		(57,172)	(152,804)	(224,171)
Loss on disposals of available-for-sale investments		(1,966)	(1,003)	(36,286)
Loss on Financial guarantee		(1,662)	(1,000)	(38,442)
Others		(15,017)	(71,612)	(76,279)

	￦	(2,087,858)	(3,866,695)	(2,797,638)

29.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other expenses in the statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012 were as follows (excluding finance costs and income tax expense):

	2010		2011	2012
	(in millions of Won)
Changes in inventories	￦	13,879,604	17,546,701	14,161,271
Cost of merchandises sold		11,304,171	26,650,240	25,997,220
Employee benefits expenses (*2)		2,363,727	2,639,966	2,889,829
Outsourced processing cost		7,270,872	8,331,110	8,896,642
Depreciation expenses (*1)		2,960,550	2,133,010	2,405,769
Amortization expenses		75,344	133,289	157,991
Electricity and water expenses		504,308	715,265	837,507
Service fees		587,038	630,223	670,919
Research & development expenses		537,025	592,649	577,449
Freight and custody expenses		948,891	1,406,268	1,472,817
Commission paid		69,823	85,410	74,308
Loss on disposal of property, plant, and equipment		83,494	60,550	65,486
Donations		74,344	66,558	73,963
Other expenses		2,017,503	2,846,325	2,479,337

	￦	42,676,694	63,837,564	60,760,508

(*1)	Includes depreciation expense of investment properties.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*2)	The details of employee benefits expenses for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Wages and salaries	￦	2,189,756	2,394,094	2,647,177
Severance benefit		173,971	245,872	242,652

	￦	2,363,727	2,639,966	2,889,829

30.	Income Taxes

(a) Income tax expense for the years ended December 31, 2010, 2011 and 2012 was as follows:

	2010		2011	2012
	(in millions of Won)
Current income taxes	￦	1,111,427	1,069,240	795,601
Deferred income tax due to temporary differences		103,054	(318,722)	154,324
Less: Items recorded directly in equity		(133,009)	317,591	32,954

Income tax expense	￦	1,081,472	1,068,109	982,879

(b) The following table reconciles the expected amount of income tax expense based on POSCO’s statutory rate(24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(in millions of Won)
Net income before income tax expense	￦	5,267,123	4,782,395	3,368,486
Income tax expense computed at statutory rate		1,274,644	1,157,340	815,174
Adjustments:		(193,172)	(89,231)	167,705
Tax effects due to permanent differences		(28,973)	(13,798)	48,220
Tax credit		(268,873)	(193,633)	(188,713)
Tax rate change effect		—	17,661	—
Over (under) provision from prior years		40,315	(15,739)	1,776
Investments in subsidiaries and associates		61,136	97,246	281,437
Others		3,223	19,032	24,985

Income tax expense	￦	1,081,472	1,068,109	982,879

Effective tax rate (%)		20.53	22.33	29.18

(c) The income taxes charged (credited) directly to other comprehensive income during the period ended December 31, 2011 and 2012 were as follows:

	2011		2012
	(in millions of Won)
Net changes in the unrealized fair value of available-for-sale securities	￦	306,827	22,585
Gains on sale of treasury stock		(22,078)	—
Others		31,628	10,369

		￦ 316,377	32,954

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(d) The movements in deferred income tax assets (liabilities) for the years ended December 31, 2011 and 2012 are as follows:

	2011				2012
	Beginning		Inc (Dec)	Ending	Beginning	Inc (Dec)	Ending
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(27,776)	(1,883)	(29,659)	(29,659)	646	(29,013)
Allowance for doubtful accounts		80,349	24,272	104,621	104,621	7,807	112,428
Reserve for technology developments		(269,892)	(96,340)	(366,232)	(366,232)	(9,698)	(375,930)
Depreciation		(61,129)	2,841	(58,288)	(58,288)	11,714	(46,574)
Share of profit or loss of equity-accounted investees		(170,016)	(54,120)	(224,136)	(224,136)	127,762	(96,374)
Reserve for inventory valuation		1,484	(2,998)	(1,514)	(1,514)	(2,568)	(4,082)
Revaluation of assets		(362,949)	(207,454)	(570,403)	(570,403)	(229,529)	(799,932)
Prepaid expenses		18,733	2,704	21,437	21,437	9,803	31,240
Impairment loss on property, plant and equipment		24,858	634	25,492	25,492	3,263	28,755
Loss on foreign currency translation		90,656	5,131	95,787	95,787	(159,132)	(63,345)
Defined benefit obligations		40,710	14,343	55,053	55,053	15,571	70,624
Plan assets		(36,232)	(6,859)	(43,091)	(43,091)	(3,330)	(46,421)
Provision for construction losses		1,697	1,155	2,852	2,852	(625)	2,227
Provision for construction warranty		13,056	2,846	15,902	15,902	(1,061)	14,841
Appropriated retained earnings for technological development		(246)	81	(165)	(165)	(286)	(451)
Accrued income		(1,061)	(888)	(1,949)	(1,949)	(1,248)	(3,197)
Others		317,877	58,230	376,107	376,107	(66,085)	310,022

		(339,881)	(258,305)	(598,186)	(598,186)	(296,996)	(895,182)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		(305,406)	306,827	1,421	1,421	22,585	24,006
Others		4,141	31,628	35,769	35,769	10,369	46,138

		(301,265)	338,455	37,190	37,190	32,954	70,144

Deferred tax from tax credit
Tax credit carryforward and others		280,295	(23,418)	256,877	256,877	82,231	339,108
Deferred tax effect due to unrealized gains (losses) and others		(129,000)	120,625	(8,375)	(8,375)	27,470	19,095

	￦	(489,851)	177,357	(312,494)	(312,494)	(154,341)	(466,835)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(e) Deferred income tax assets and liabilities for the years ended December 31, 2011 and 2012 are as follows:

	2011				2012
	Assets		Liabilities	Net	Assets	Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(29,659)	(29,659)	—	(29,013)	(29,013)
Allowance for doubtful accounts		104,672	(51)	104,621	112,480	(52)	112,428
Reserve for technology developments		—	(366,232)	(366,232)	—	(375,930)	(375,930)
Depreciation		12,319	(70,607)	(58,288)	15,192	(61,766)	(46,574)
Share of profit or loss of equity-accounted investees		—	(224,136)	(224,136)	—	(96,374)	(96,374)
Reserve for inventory valuation		4,319	(5,833)	(1,514)	1,751	(5,833)	(4,082)
Revaluation of assets		—	(570,403)	(570,403)	—	(799,932)	(799,932)
Prepaid expenses		23,045	(1,608)	21,437	31,240	—	31,240
Impairment loss on property, plant and equipment		25,492	—	25,492	28,755	—	28,755
Loss on foreign currency translation		176,621	(80,834)	95,787	202,973	(266,318)	(63,345)
Defined benefit obligations		75,912	(20,859)	55,053	86,200	(15,576)	70,624
Plan assets		—	(43,091)	(43,091)	—	(46,421)	(46,421)
Provision for construction losses		2,852	—	2,852	2,227	—	2,227
Provision for construction warranty		15,902	—	15,902	14,841	—	14,841
Appropriated retained earnings for technological development		—	(165)	(165)	—	(451)	(451)
Accrued income		—	(1,949)	(1,949)	25	(3,222)	(3,197)
Others		382,735	(6,628)	376,107	421,595	(111,573)	310,022

		823,869	(1,422,055)	(598,186)	917,279	(1,812,461)	(895,182)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		199,317	(197,896)	1,421	281,599	(257,593)	24,006
Others		49,898	(14,129)	35,769	66,975	(20,837)	46,138

		249,215	(212,025)	37,190	348,574	(278,430)	70,144

Deferred tax from tax credit
Tax credit carryforward and others		292,255	(35,378)	256,877	378,926	(39,818)	339,108
Deferred tax effect due to unrealized gains (losses) and others		494,450	(502,825)	(8,375)	522,871	(503,776)	19,095

	￦	1,859,789	(2,172,283)	(312,494)	2,167,650	(2,634,485)	(466,835)

(f) As of December 31, 2012, the Company did not recognize income tax effects associated with taxable temporary differences of ￦ 3,095,821 million (deferred tax liability ￦ 749,189 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future. As of December 31, 2012, the Company did not recognize income tax effect associated with deductible temporary differences of ￦ 1,952,989 million (deferred tax assets ￦ 472,623 million) mainly relating to loss of subsidiaries and affiliates because realization is not considered probable.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

31.	Earnings per Share

(a) Basic and diluted earnings per share for the year ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011	2012
	(Won, except per share information)
Profit attribute to controlling interest	￦	4,105,622,633,447	3,648,136,025,973	2,462,080,504,484
Weighted-average number of common shares outstanding (*1)		77,032,878	77,251,818	77,244,444
Basic and diluted earnings per share		53,297	47,224	31,874

(*1)	The weighted-average number of common shares used to calculate basic earnigs per share are as follows:

	2010		2011	2012
	(share)
Total number of common shares issued	￦	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(10,153,957)	(9,935,017)	(9,942,391)

Weighted-average number of common shares outstanding	￦	77,032,878	77,251,818	77,244,444

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

32.	Related Party Transactions

(a) Significant transactions with related companies for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Sales and others (*1)				Purchase and others (*2)
	2010		2011	2012	2010	2011	2012
	(in millions of Won)
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	7,441	26,536	28,110	2,292,524	1,687,665	1,451,086
POSCO P&S Co., Ltd.		1,082,903	1,181,088	897,051	478,030	1,406,245	1,395,891
POSCO Coated & Color Steel Co., Ltd.		685,698	593,656	489,545	3,178	1,890	6,496
POSCO ICT Co., Ltd.		1,212	1,537	1,547	485,525	507,883	468,915
POSCO Chemtech Co., Ltd.		142,677	423,643	511,917	573,973	755,515	798,150
POSCO M-TECH CO., LTD.		—	19,355	27,906	—	211,832	318,548
POSCO TMC Co., Ltd.		151,323	168,314	230,235	91	884	1,032
POSCO AST Co., Ltd.		267,323	319,258	278,463	57,180	58,475	58,647
Daewoo International Corp.		867,916	3,896,857	4,271,450	3,799	5,599	15,731
POSCO NST CO., LTD.		9,256	186,809	212,536	—	4,734	3,618
POSCO America Corporation		233,594	353,904	726,450	—	1	733
POSCO Canada Co., Ltd.		—	—	—	170,842	289,047	205,129
POSCO Asia Co., Ltd.		1,377,802	2,029,781	1,929,508	148,706	178,395	107,313
POSCO-Japan Co., Ltd.		1,161,919	1,628,069	1,439,580	272,282	34,860	28,710
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		164,628	148,343	164,483	—	—	15
POSCO-Mexico Co., Ltd.		273,241	347,915	338,645	—	176	492
Daewoo International Singapore Pte. Ltd.		—	—	—	12,447	149,029	73,471
POSCO Maharashtra Steel Pvt. Ltd.		—	2,340	155,642	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		113,416	99,778	128,974	—	—	—
POSCO-Thailand Bangkok Processing Center Co., Ltd		123,913	96,288	119,278	58	63	182
Others		1,194,967	709,834	749,758	750,468	986,196	954,105

		7,859,229	12,233,305	12,701,078	5,249,103	6,278,489	5,888,264

Associates
Posmate Co., Ltd.		1,141	1,038	22,044	47,152	53,357	46,058
SNNC Co., Ltd.		1,763	4,787	2,511	519,871	447,130	379,050
SUNG JIN GEOTEC Co., Ltd.		18,497	44,451	27,697	—	—	—
DONG BANG METAL IND.CO.,LTD.		—	84,748	89,094	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		—	23,974	26,280	—	—	—
USS-POSCO Industries (UPI)		308,998	342,594	85	264	29	101
Poschrome(Proprietary) Ltd.		—	—	58	80,282	72,502	68,079
Others		11,890	59,021	37,700	256,294	6,087	14,311

		342,289	560,613	205,469	903,863	579,105	507,599

	￦	8,201,518	12,793,918	12,906,547	6,152,966	6,857,594	6,395,863

(*1)	Sales and others include sales and insignificant other operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.

(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm`s length basis.

(*3)	As of December 31, 2012, the Company provided guarantees to related parties (Note 33).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) The related account balances of significant transactions with related companies as of December 31, 2011 and 2012 are as follows:

	Receivables (*1)			Payables (*1)
	2011		2012	2011	2012
	(in millions of Won)
Subsidiaries
POSCO E&C Co., Ltd.	￦	647	7,977	241,918	403,630
POSCO Processing & Service		88,838	64,564	1,512	32,672
POSCO Plant Engineering Co., Ltd.		65	267	42,534	32,297
POSCO ICT Co., Ltd.		30	287	62,583	91,297
POSCO Coated & Color Steel Co., Ltd.		116,252	108,505	335	2,618
POSCO Chemtech Company Ltd.		37,808	47,074	82,048	84,538
POSCO TMC CO., LTD.		21,601	64,862	134	145
POSCO AST Co., Ltd.		33,266	65,575	7,090	7,800
Daewoo International Corp.		284,125	358,824	1,589	730
POSCO NST.CO.,LTD		64,012	—	676	—
POSCO America Corporation		32,346	63,545	—	—
POSCO Asia Co., Ltd.		227,476	102,849	1,407	2,244
POSCO-TBPC Co., Ltd.		27,381	17,986	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		6,713	8,710	—	—
POSCO-Vietnam Co., Ltd.		422	291	—	—
POSCO-Japan Co., Ltd.		52,362	35,400	1,546	673
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		3,484	—	—	—
POSCO-Mexico Co., Ltd.		171,908	131,669	—	—
Others		81,255	127,626	83,201	115,817

		1,249,991	1,206,011	526,573	774,461

Associate
Posmate Co., Ltd.		—	78	7,198	6,315
SNNC Co., Ltd.		223	229	23,187	37,145
DONG BANG METAL IND.CO., LTD.		17,038	—	—	—
SUNG JIN GEOTEC Co., Ltd.		4,122	4,849	—	—
Poschrome Pty. Ltd.		—	—	—	2,273
Others		—	453	809	804

		21,383	5,609	31,194	46,537

	￦	1,271,374	1,211,620	557,767	820,998

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

(c) For the years ended December 31, 2011 and 2012, details of compensation to key management officers were as follows:

	2011		2012
	(in millions of Won)
Short-term benefits	￦	93,231	109,614
Retirement benefits		23,407	25,049
Long-term benefits		26,971	22,462

	￦	143,609	157,125

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

rights to its executive officers and recorded reversal of stock compensation expenses amounted to ￦4,223 million and stock compensation expenses amounted to ￦436 million for the years ended December 31, 2011 and 2012, respectively.

33.	Commitments and Contingencies

(a) Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides provisions for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss.

(b) Details of guarantees

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
[The Company]
POSCO	Guangdong Pohang Car	SMBC and others	USD	122,600,000	131,317
	Steel Co., Ltd.
	POSCO Investment Co., Ltd.	BOC and others	CNY	350,000,000	60,158
		HSBC	MYR	240,000,000	83,952
		HSBC and others	USD	350,000,000	374,885
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	566,000,000	606,243
	POSCO VST Co., Ltd.	ANZ(Tapei) and others	USD	65,000,000	69,622
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	244,725,000	262,125
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	200,000,000	214,220
	Zeus (Cayman) Ltd.	Creditor	JPY	38,798,173,522	484,007
	Zhangjiagang Pohang Stainless Steel Co., Ltd	MIZUHO and others	USD	160,000,000	171,376
	POSCO ASSAN TST Steel Industry	SMBC and others	USD	188,392,500	201,787
	POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	89,972
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,210,300,000	1,296,352

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
Daewoo International Corporation	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	19,000,000	20,351
	Daewoo International America Corp.	Shinhan Bank	USD	500,000	536
	Daewoo International Australia Holdings Pty. Ltd.	Korea Exchange Bank	USD	12,000,000	12,853
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,389
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	24,950,000	26,724
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	25,000,000	26,778
	POSCO ASSAN TST STEEL Industry	ING and others	USD	20,932,500	22,421
	Brazil Sao Paulo Steel Processing Center Co., Ltd.	SMBC	USD	20,000,000	21,422
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	15,000,000	21,244
POSCO E&C Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	32,133
	International Business Center Corporation	Export-Import Bank of Korea and others	USD	20,000,000	21,422
	POSCO E&C Vietnam Co., Ltd.	ANZ	USD	10,000,000	10,711
		Kookmin Bank (Hong Kong)	USD	5,000,000	5,356
		Export-Import Bank of	USD	16,500,000	17,673
		Korea and others
	SANTOS CMI S.A	CITI Ecuador	USD	3,000,000	3,213
		KEB Panama	USD	25,000,000	26,778
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	13,372
POSCO ICT Co., Ltd.	POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	1,500,000	1,607
	VECTUS Ltd.	POSCO Investment Co., Ltd.	USD	4,000,000	4,284
	POSCO ICT BRASIL PARTICIPACOES LTDA	Korea Exchange Bank	BRL	8,875,000	4,652
POSCO Energy Co., Ltd.	TECHREN Solar, LLC	Woori Bank	USD	30,000,000	32,133
POSCO Engineering Co., Ltd.	PT DEC INDONESIA	Korea Exchange Bank	USD	6,818,876	7,304
		Korea Exchange Bank	IDR	41,707,614,097	4,634
		Woori Bank	IDR	32,128,484,002	3,569
POSCO JAPAN Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	3,008,564,339	37,532
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,436,800,000	17,924
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	1,187,500,000	14,814
	Xenesys Inc.	Aozora Bank	JPY	85,000,000	1,060
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	USD	3,286,250	3,520
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C (China) Investment Co., Ltd.	Woori Bank (Beijing)	USD	33,000,000	35,346

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
International Business Center Corporation	POSCO E&C Co., Ltd.	Export-Import Bank of Korea and others	USD	20,000,000	21,422
[Associates]
POSCO	BX STEEL POSCO Cold	BOC and others	CNY	119,600,000	20,557
	Rolled Sheet Co., Ltd.		USD	21,980,000	23,543
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	26,242
	POSUK Titanium	Shinhan Bank	USD	18,000,000	19,280
Daewoo International	DMSA, AMSA	Export-Import Bank of	USD	165,133,333	176,874
Corporation		Korea and others
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	5,950,000	6,373
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	NH Bank and others	KRW	7,500	7,500
	PSIB Co., Ltd.	Hana Bank	KRW	356,600	356,600
	THE GALE INVESTMENTS COMPANY, L.L.C. and others	Woori Bank	USD	50,000,000	53,555
	Pohang Techno Valley PFV Corporation	Shinhan Bank and others	KRW	135,660	135,660
POSCO P&S Co., Ltd.	Sebang Steel Co., Ltd.	Fukuoka Bank	JPY	245,000,000	3,056
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY	NH Bank	KRW	2,530	2,530
	DEVELOPMENT Co., Ltd.
POSCO Engineering Co., Ltd.	Daewoo Engineering (THAILAND) Co., Ltd. and others	Citibank Korea Inc.	USD	19,300,000	20,672
	PT Wampu Electric Power	PT Bank Woori Indonesia	USD	344,848	369
		Export-Import Bank of	USD	59,357,000	63,577
		Korea and SMBC
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	China Construction Bank	CNY	100,000,000	17,188
POSCO CHEMTECH Co., Ltd.	PT.INDONESIA POS CHEMTECH CHOSUN REF	Korea Exchange Bank	USD	6,000,000	6,427
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea and others	USD	50,408,289	53,992
	Sherritt International Corporation	Export-Import Bank of Korea and others	USD	6,207,696	6,649
POSCO E&C Co., Ltd.	ALD PFV and others	Korea Exchange Bank and others	KRW	1,105,589	1,105,589
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank and others	KRW	229,213	229,213
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	9,787,628	10,484
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co., Ltd.	KRW	1,781,581	1,781,581
		and others
	SMS Energy and others	Hana Bank	KRW	207,110	207,110

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	326	326
Posco Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	60,476	60,476
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	147,663	147,663
POSCALCIUM Company, Ltd	Pohang city	Seoul Guarantee Insurance Co., Ltd.	KRW	49	49

			CNY	569,600,000	97,903
			EUR	15,000,000	21,244
			BRL	8,875,000	4,652
			IDR	73,836,098,099	8,203
			JPY	44,761,037,861	558,393
			KRW	4,098,935	4,098,935
			MYR	240,000,000	83,952
			USD	3,983,458,420	4,266,684

(c) POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦2,024,503 million while Samsung C&T Corporation and SK E&C have provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ￦1,276,581 million as of December 31, 2012. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦518,178 million and Project Financing loan amounted to ￦280,536 million as of December 31, 2012.

(d) Commitments

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2012, 217 million tons of iron ore and 27 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

As of December 31, 2012, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million, respectively. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana- Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective project fails. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO E&C Co., Ltd	POSCO E&C Co., Ltd. has bank overdraft agreements of up to ￦20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and ￦3,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to ￦360,000 million and USD 308 million with Woori Bank and ￦83,000 million with Korea Exchange Bank.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

POSCO ICT Co., Ltd.

As of December 31, 2012, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ￦123,999 million and ￦48,651 million guaranties from Seoul Guarantee Insurance and Korea Software Financial Cooperative, respectively.

As of December 31, 2012, in relation to transfer of military camp based on Changwon city & land development projects, POSCO ICT Co., Ltd. provided Kyongnam Bank and other banks with ￦620,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Unicity 7th LLC.

As of December 31, 2012, in relation to Incheongimpo Highway investment projects, POSCO ICT Co., Ltd. provided Korea Development Bank and other banks with ￦175,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Incheongimpo Highway INC.

As of December 31, 2012, in relation to Busan sansung tunnel projects, POSCO ICT Co., Ltd. provided Korea Development Bank and other banks with ￦17,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Busan Sansung Tunnel Co., Ltd.

POSCO Specialty Steel Co., Ltd.

POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ￦1,081,447 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used ￦133,489 million of this loan agreement.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and nine other banks for opening letters of credit of up to USD 313 million, and for a loan of up to ￦120,975 million. POSCO Specialty Steel Co., Ltd. has used USD 202 million, EUR 666 thousand for opening letters of credit and ￦7,043 million for Korean Won loans.

(e) Litigation in progress

As of December 2012, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details of amount claimed are as follows:

Company	Legal actions	Claim amount			Korean Won equivalent	Description
	(in millions of Won, in thousand of foreign currencies)
POSCO	2	JPY		98,600,000	1,230,035	Lawsuit on claim for damages (*1)
	14	KRW		55,182	55,182	Lawsuit on claim for damages
POSCO E&C Co., Ltd.	78	KRW		71,983	71,983	Lawsuit on claim for payment
POSCO Plant Engineering Co., Ltd.	9	KRW		2,374	2,374	Lawsuit on claim for payment
POSCO ICT Co., Ltd.	12	KRW		6,918	6,918	Lawsuit on claim for payment
POSCO A&C Co., Ltd.	1	KRW		572	572	Imposed high tax rate
POSCO M-TECH Co., Ltd.	1	KRW		76	76
POSCO America Corporation	3	USD		—	—
POSCO E&C China Co., Ltd.	1	CNY		37,000	6,360	Lawsuit on claim for payment of work complied related with the subcontractor and second subcontractor
POSCO-Malaysia SDN. BHD.	1	MYR		5,782	2,023
POSCO Engineering Co., Ltd.	3	KRW		1,662	1,662	Lawsuit on claim for damages
Kwang Yang SPFC Co., Ltd.	1	KRW		5,693	5,693	Lawsuit on claim for payment
Daewoo International Corporation	2	EUR		5,164	7,314	Lawsuit on claim for damages
	1	INR	(*2)	4,458,849	87,037
	1	USD		42,825	45,870	The portion (22.54%) of Daewoo International Corporation of total claim for damages

(*1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed civil lawsuits in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦1,230 billion. Through the first and second trials held in October and December 2012, respectively, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of December 31, 2012, the Japan court has not made any judgments on this matter. The Company has not recorded any provision for this lawsuit in Japan as of December 31, 2012.

In addition, Nippon Steel & Sumitomo Metal Corporation filed civil lawsuits in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of December 31, 2012, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigations and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of the civil lawsuits. Therefore, the Company has not recorded any provision for this lawsuit in the US as of December 31, 2012.

(*2) In May 2002, Industrial Development Bank of India Limited, the creditor of Daewoo Moters India Ltd. for which Daewoo Co., Ltd. provided guarantee, filed lawsuits against Daewoo Moters India Ltd., Daewoo Co., Ltd., Daewoo Engineering & Construction Co., Ltd, and Daewoo International Corporation (a subsidiary of POSCO) seeking for the disposition of assets and judgment of debt of Daewoo Moters India Ltd. in India Delhi Mumbai Court. Management of the Company has assessed the likelihood of the outcome of this matter and estimated the amount of possible loss and has made the appropriate provision for these lawsuits as of December 31, 2011 and 2012.

For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company.

(e) Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and one blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.
POSCO E&C Co., Ltd.	As of December 31, 2012, POSCO E&C Co., Ltd. has provided ten blank promissory notes, sixteen blank checks and six other notes, approximately amounting to ￦61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.
Daewoo International Corporation	As of December 31, 2012, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.
POSCO ICT Co., Ltd.	As of December 31, 2012, POSCO ICT Co., Ltd. has provided eight blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.
POSCO Engineering Co., Ltd.	As of December 31, 2012, POSCO Engineering Co., Ltd. has provided one note to Hana Tank Terminal Co., Ltd. as collateral for the guarantee on performance for contracts and others.
POSCO-JKPC Co., Ltd.	As of December 31, 2012, POSCO-JKPC Co., Ltd. has provided two hundred-three notes as collateral for borrowings. (JPY 747,817,793, 45% of borrowings from the Kinakyushu Bank, Ltd., 30% of borrowings from Higo bank, Ltd.)
Daewoo International Japan Corp.	As of December 31, 2012, Daewoo International Japan Corp. has provided one hundred-fifteen notes receivable (JPY 563,771,819) to Resona bank Ltd. as collateral for loans from banks.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

34.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
	(in millions of Won)
Trade accounts and notes receivable	￦	(538,949)	(2,402,346)	87,830
Other financial assets		226,211	(187,607)	(392,090)
Inventories		(3,518,927)	(2,538,178)	1,450,431
Other current assets		(137,246)	(310,397)	(198,157)
Other long-term assets		(77,912)	47,929	(141,037)
Trade accounts payable		(342,177)	265,993	225,086
Other financial liabilities		35,008	260,306	357,502
Other current liabilities		185,226	384,943	583,159
Provisions		9,157	(36,511)	17,108
Payment severance benefits		(90,951)	(574,759)	(116,846)
Plan assets		(140,173)	252,671	(191,696)
Other long-term liabilities		(62,737)	(12,791)	252,068

	￦	(4,453,470)	(4,850,747)	1,933,358

35.	Business Combinations

(a) Daewoo International Corporation

POSCO acquired a 68.15% controlling financial interest in Daewoo International Corporation, a Korean Company listed on the Korean Securities Exchange (“Daewoo International”), for ￦3,371,481 million in cash in 2010. There is no contingent consideration. The acquisition was consummated on September 20, 2010. Daewoo International is engaged in various business activities, such as providing export services, export agent services, intermediary trading, manufacturing, distribution and natural resource development. Goodwill arising from the acquisition primarily results from synergies the Company and its subsidiaries expect to realized. The results of operations of Daewoo International Corporation have been consolidated from the date of acquisition. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly. The amounts of revenues and net profit of Daewoo International Corporation since the acquisition date to December 31, 2010 included in consolidated revenues and net profit amounted to ￦3,951,609 million and ￦870,295 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Goodwill recognised as a result of POSCO’s acquisition of Daewoo International Corporation was as follows:

	Amount
	(in millions of Won)
I.Consideration transferred	￦	3,371,481
II. Non-controlling interests (*1)		1,042,678

Total		4,414,159

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		403,971
Trade accounts and notes receivable and other financial assets		2,881,084
Inventories		722,807
Property, plant and equipment and intangible assets		3,182,679
Other assets		1,642,274

Total		8,832,815

[Liabilities]
Trade accounts and notes payable and other financial liabilities		1,058,922
Borrowings		3,733,623
Other liabilities		790,033

Total		5,582,578

Total acquired net assets		3,250,237

IV. Goodwill recognized	￦	1,163,922

(*1)	The non-controlling interests at the acquisition date were measured using their proportionate share in the recognized amounts of Daewoo International Corporation’s identifiable net assets.

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

If the Company had acquired Daewoo International Corporation as of January 1, 2010, pro-forma consolidated revenues and proforma net profit for the year ended December 31, 2010 would have been ￦57,967,590 million and ￦4,129,693 million, respectively.

(b) POSCO-Thainox Public Company Limited.

The Company has acquired additional shares in POSCO-Thainox Public Company Limited from its previous largest shareholder on September 23, 2011 in order to expand its footprint in the cold-rolled stainless steel sheets and coils market in Southeast Asia and to achieve its synergy effects with its existing operations in the region. The Company obtained control of POSCO-Thainox Public Company Limited. since its voting interest increased from 15.39% to 75.32%. There is no contingent consideration. The results of operations of POSCO-Thainox Public Company Limited have been consolidated from the date of acquisition. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly The amounts of revenues and net profit of

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

POSCO-Thainox Public Company Limited since the acquisition date included in consolidated revenues and net profit amounted to ￦ 92,798 million and ￦ 11,658 million, respectively. Goodwill recognised in this business combination is as follows:

	Amount
	(in millions of Won)
I. Consideration transferred
Fair value of investment held before acquisition (*1)	￦	99,382
Cash		390,474

Total		489,856

II. Non-controlling interests (*2)		121,413

Total		611,269

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		62,080
Trade accounts and notes receivable and other financial assets		102,464
Inventories		149,901
Property, plant and equipment and intangible assets		340,487
Other assets		20,129

Total		675,061

[Liabilities]
Trade accounts and notes payable and other financial liabilities		147,382
Borrowings		11,803
Other liabilities		23,867

Total		183,052

Total acquired net assets		492,009

IV. Goodwill recognized	￦	119,260

(*1)	Upon acquisition of the business, a ￦57,080 million re-measurement gain on the Company’s existing investment in the acquiree prior to acquisition date (acquisition cost: ￦42,302 million) was recognized as finance income. The fair value of this existing investment was determined using quoted market price of the shares on acquisition date.

(*2)	The non-controlling interests at the acquisition date were measured using their proportionate share in the recognized amounts of POSCO-Thainox Public Company Limited’s identifiable net assets

After obtaining control, Company acquired additional 19.61% of shares amounting to ￦126,927 million through tender offer. In results, the percentage of shares increased from 75.32% to 94.93% as of December 31, 2011. Carrying value of POSCO-Thainox Public Company’s net assets is ￦667,571 million. Regarding this transaction, non-controlling interests decreased by ￦95,885 million and related differential amounts amounting to ￦31,043 million was deducted from consolidated capital surplus since it is equity transaction between consolidated entities.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

If the Company had acquired POSCO-Thainox Public Company Limited as of January 1, 2011, pro-forma consolidated revenues and pro-forma consolidated net profit for the year ended December 31, 2011 would have been ￦69,243,204 million and ￦3,726,225 million, respectively.

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

(b) Information about reportable segments as of and for the years ended December 31, 2010, 2011 and 2012 are as follows:

1) For the year ended December 31, 2010

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	35,527,373	6,236,030	4,348,796	1,775,056	47,887,255
Internal revenues		10,725,583	3,174,342	3,574,669	1,104,332	18,578,926
Total revenues		46,252,956	9,410,372	7,923,465	2,879,388	66,466,181
Interest income		243,306	5,829	25,312	23,986	298,433
Interest expenses		425,024	27,859	60,292	91,799	604,974
Depreciation and amortization		2,949,227	16,613	30,545	74,079	3,070,464
Impairment loss of property, plant and equipment and others		730	—	127,516	2,636	130,882
Impairment loss of available-for-sale financial assets		11,627	—	1,754	43,791	57,172
Share of profit or loss of investment in associates		(1,324)	(852)	—	(9,516)	(11,692)
Income tax expense		1,025,156	(47,967)	69,780	5,080	1,052,049
Segments profit		4,088,737	94,014	256,183	12,913	4,451,847
Segments assets		60,773,736	9,605,706	6,477,360	4,978,137	81,834,939
Investment in associate		11,694,102	1,664,760	601,559	39,845	14,000,266
Acquisition of non-current assets		10,500,517	669,485	169,591	1,480,715	12,820,308
Segments liabilities	￦	19,570,113	7,519,031	3,632,366	3,407,866	34,129,376

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) For the year ended December 31, 2011

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	39,151,930	21,097,356	5,476,209	3,213,230	68,938,725
Internal revenues		17,138,610	7,525,555	2,996,933	2,446,417	30,107,515
Total revenues		56,290,540	28,622,911	8,473,142	5,659,647	99,046,240
Interest income		154,671	43,842	22,744	22,025	243,282
Interest expenses		(551,478)	(93,532)	(69,050)	(110,615)	(824,675)
Depreciation and amortization		(2,128,182)	(37,320)	(31,238)	(178,429)	(2,375,169)
Impairment loss of property, plant and equipment and others		(25,177)	(34,544)	(23,397)	(995)	(84,113)
Impairment loss of available-for-sale financial assets		(136,638)	—	—	(16,166)	(152,804)
Share of profit or loss of investment in associates		(33,361)	—	—	(6,888)	(40,249)
Income tax expense		(1,111,709)	(35,322)	(22,536)	(16,454)	(1,186,021)
Segments profit		3,689,461	195,298	154,618	155,277	4,194,654
Segments assets		67,961,383	12,120,560	8,764,698	6,663,297	95,509,938
Investment in associates		14,226,687	1,899,762	918,079	186,490	17,231,018
Acquisition of non-current assets		9,385,381	607,076	207,619	594,514	10,794,590
Segments liabilities	￦	23,169,910	9,706,622	5,554,097	4,528,283	42,958,912

3) For the year ended December 31, 2012

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	35,258,970	18,945,642	4,675,596	4,723,943	63,604,151
Internal revenues		17,609,789	7,467,872	5,050,287	2,857,139	32,985,087
Total revenues		52,868,759	26,413,514	9,725,883	7,581,082	96,589,238
Interest income		176,229	50,907	43,815	21,811	292,762
Interest expenses		(553,508)	(174,607)	(48,975)	(116,499)	(893,589)
Depreciation and amortization		(2,334,357)	(35,788)	(35,323)	(218,515)	(2,623,983)
Impairment loss of property, plant and equipment and others		(46,951)	(30,073)	(7,734)	(16,257)	(101,015)
Impairment loss of available-for-sale financial assets		(201,850)	(254)	(1,713)	(20,354)	(224,171)
Share of profit or loss of investment in associates		(39,806)	(5,579)	(27)	(2,764)	(48,176)
Income tax expense		(658,307)	(184,318)	(135,469)	(77,139)	(1,055,233)
Segments profit		2,245,977	325,197	345,295	301,670	3,218,139
Segments assets		69,920,261	10,904,747	10,775,895	7,723,374	99,324,277
Investment in associates		15,802,052	1,043,018	1,130,216	435,980	18,411,266
Acquisition of non-current assets		7,629,767	395,081	167,818	781,087	8,973,753
Segments liabilities	￦	23,105,008	7,865,399	7,008,996	4,836,641	42,816,044

(d) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	2010		2011	2012
	(in millions of Won)
Total revenue for reportable segments	￦	66,466,181	99,046,240	96,589,238
Elimination of inter-segment revenue		(18,578,926)	(30,107,515)	(32,985,087)

	￦	47,887,255	68,938,725	63,604,151

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) Profit

	2010		2011	2012
	(in millions of Won)
Total profit for reportable segments	￦	4,451,847	4,194,654	3,218,139
Goodwill and PP&E FV adjustments		(10,873)	(39,489)	(58,486)
Elimination of inter-segment profits		(255,323)	(440,879)	(774,047)
Income tax expense		1,081,472	1,068,109	982,880

Profit before income tax expense	￦	5,267,123	4,782,395	3,368,486

3) Assets

	2011		2012
	(in millions of Won)
Total assets for reportable segments (*1)	￦	95,509,938	99,324,277
Equity-accounted investees		(13,393,184)	(15,365,984)
Goodwill and PP&E FV adjustments		4,357,046	3,657,016
Elimination of inter-segment assets		(8,064,962)	(8,349,458)

	￦	78,408,838	79,265,851

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4) Liabilities

	2011		2012
	(in millions of Won)
Total liabilities for reportable segments	￦	42,958,912	42,816,044
Goodwill and PP&E FV adjustments		341,852	330,791
Elimination of inter-segment liabilities		(5,621,847)	(6,310,403)

	￦	37,678,917	36,836,432

5) Other significant items

a) December 31, 2010

	Total Segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated
	(in millions of Won)
Interest income	￦	298,433	—	(5,505)	292,928
Interest expenses		604,974	(1,301)	(16,790)	586,883
Depreciation and amortization		3,070,464	13,073	(47,642)	3,035,895
Share of profit or loss of equity-accounted investees		(11,692)	—	194,348	182,656
Income tax expense		1,052,049	—	29,423	1,081,472
Impairment loss of property, plant and equipment and others		130,882	—	(2,799)	128,083
Impairment of available-for-sale financial assets		57,172	—	—	57,172

	￦	5,202,282	11,772	151,035	5,365,089

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

b) December 31, 2011

	Total segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated
	(in millions of Won)
Interest income	￦	243,282	—	(27,048)	216,234
Interest expenses		(824,675)	6,312	30,015	(788,348)
Depreciation and amortization		(2,375,169)	(63,690)	172,560	(2,266,299)
Share of profit or loss of investment in associates		(40,249)	—	90,818	50,569
Income tax expense		(1,186,021)	12,194	105,718	(1,068,109)
Impairment loss of property, plant and equipment and others		(84,113)	—	(14,958)	(99,071)
Impairment loss of available-for-sale financial assets		(152,804)	—	—	(152,804)

	￦	(4,419,749)	(45,184)	357,105	(4,107,828)

c) December 31, 2012

	Total Segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated
	(in millions of Won)
Interest income	￦	292,762	—	(13,955)	278,807
Interest expenses		(893,589)	1,372	20,760	(871,457)
Depreciation and amortization		(2,623,983)	(77,496)	137,719	(2,563,760)
Share of profit or loss of investment in associates		(48,176)	—	25,474	(22,702)
Income tax expense		(1,055,233)	15,150	57,203	(982,880)
Impairment loss of property, plant and equipment and others		(101,015)	(258,451)	24,070	(335,396)
Impairment loss of available-for-sale financial assets		(224,171)	—	—	(224,171)

	￦	(4,653,405)	(319,425)	251,271	(4,721,559)

(e) Revenue by geographic area for years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
	(in millions of Won)
Domestic	￦	37,759,641	53,986,926	47,692,025
Japan		1,503,703	2,386,578	2,380,651
China		5,133,279	6,070,588	6,022,875
Asia excluding Japan and China		1,763,108	2,645,428	3,157,469
North America		426,138	1,281,906	1,792,706
Others		1,301,386	2,567,299	2,558,425

Total	￦	47,887,255	68,938,725	63,604,151

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(f) Non-current assets by geographic area as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(in millions of Won)
Domestic	￦	29,386,052	31,213,290
Japan		320,009	256,532
China		1,474,983	1,745,076
Asia excluding Japan and China		1,752,302	3,162,715
North America		110,702	125,206
Others		1,181,597	1,957,112

Total	￦	34,225,645	38,459,931

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g) There are no customers whose revenue is 10% or more of total consolidated revenues.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Chung, Joon-Yang
Name:	Chung, Joon-Yang
Title:	Chief Executive Officer and Representative Director
Date:	April 29, 2013

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
2.3	—	Letter from ADR Depositary to the Registrant relating to the Pre-release of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously