Form 20-F
period 2013-12-31
POSCO
filed 2014-05-12
CIK 889132

As filed with the Securities and Exchange Commission on May 12, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

POSCO Center, 440 Teheran-ro, Gangnam-gu

Seoul, Korea 135-777

(Address of principal executive offices)

Kim, Min Da

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea 135-777

Telephone: +82-2-3457-5724; E-mail: happy7513@posco.com; Facsimile: +82-2-3457-1982

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

None

As of December 31, 2013, there were 79,783,624 shares of common stock, par value Won 5,000 per share, outstanding

(not including 7,403,211 shares of common stock held by the company as treasury shares)

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

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	Citibank, N.A.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Australian Dollar” or “A$”	The currency of the Commonwealth of Australia.

“Commercial Code”	Commercial Code of the Republic of Korea.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of July 19, 2013, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder.

“Dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.

“Government”	The government of the Republic of Korea.

“IASB”	International Accounting Standards Board.

“IFRS”	International Financial Reporting Standards.

“Yen” or “JPY”	The currency of Japan.

“Korea”	The Republic of Korea.

“Korean GAAP”	Generally accepted accounting principles in the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“We”	POSCO and its consolidated subsidiaries.

“Pohang Works”	Pohang Steel Works.

“POSCO Group”	POSCO and its consolidated subsidiaries.

“Renminbi”	The currency of the People’s Republic of China.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“Won” or “￦”	The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PART I

Item 1.  Identity of Directors, Senior Managers and Advisers

Item 1.A.  Directors and Senior Management

Not applicable

Item 1.B.  Advisers

Not applicable

Item 1.C.  Auditors

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

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

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2010	2011	2012	2013	2013
	(In billions of Won and millions of Dollars, except per share data)
Revenue (1)	￦ 47,887	￦ 68,939	￦ 63,604	￦ 61,865	US$	58,623
Cost of sales (2)	39,722	59,824	56,143	55,005		52,123

Gross profit	8,165	9,115	7,461	6,860		6,501
Administrative expenses	1,492	2,035	2,129	2,232		2,115
Selling expenses	1,120	1,612	1,679	1,632		1,546
Other operating income	223	307	448	229		217
Other operating expenses	342	367	809	651		617

Operating profit	5,434	5,408	3,292	2,574		2,439
Share of profit (loss) of equity-accounted investees	183	51	(23)	(180)		(171)
Finance income	1,739	3,190	2,897	2,381		2,256
Finance costs	2,088	3,867	2,798	2,829		2,681

Profit before income tax	5,267	4,782	3,368	1,946		1,844
Income tax expense	1,081	1,068	983	591		560

Profit for the period	4,186	3,714	2,386	1,355		1,284
Total comprehensive income for the period	4,765	2,442	1,748	1,369		1,297
Profit (loss) for the period attributable to:
Owners of the controlling company	4,106	3,648	2,462	1,376		1,304
Non-controlling interests	80	66	(76)	(21)		(20)
Total comprehensive income (loss) attributable to:
Owners of the controlling company	4,640	2,530	1,912	1,444		1,368
Non-controlling interests	126	(88)	(164)	(75)		(71)
Basic and diluted earnings per share (3)	53,297	47,224	31,874	17,409		16,497
Dividends per share of common stock	10,000	10,000	8,000	8,000
Dividends per share of common stock (in Dollars) (4)	US$ 8.78	US$ 8.67	US$ 7.47	US$ 7.58

Selected consolidated statements of financial position data

	As of December 31,
	2010	2011	2012	2013	2013
	(In billions of Won and millions of Dollars)
Working capital (5)	￦ 9,395	￦ 13,952	￦ 11,791	￦ 11,425	US$	10,826
Total current assets	27,672	33,557	31,566	31,666		30,007
Property, plant and equipment, net	25,438	28,453	32,276	35,760		33,886
Total non-current assets	41,746	44,852	47,700	52,789		50,023
Total assets	69,418	78,409	79,266	84,455		80,029

Short-term borrowings and current installments of long-term borrowings	10,476	10,792	10,509	10,714		10,153
Long-term borrowings, excluding current installments	10,664	16,020	14,412	15,533		14,719
Total liabilities	30,881	37,679	36,836	38,633		36,609

Share capital	482	482	482	482		457
Total equity	38,537	40,730	42,429	45,822		43,421

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2010	2011	2012	2013	2013
	(In billions of Won and millions of Dollars)
Net cash provided by operating activities	￦ 3,582	￦ 1,692	￦ 7,319	￦ 4,858	US$ 4,603
Net cash used in investing activities	(6,915)	(5,517)	(6,169)	(8,752)	(8,293)
Net cash provided by (used in) financing activities	4,588	4,900	(908)	3,532	3,347
Net increase (decrease) in cash and cash equivalents	1,248	1,078	82	(472)	(447)
Cash and cash equivalents at beginning of the year	2,273	3,521	4,599	4,681	4,436
Cash and cash equivalents at end of the year	3,521	4,599	4,681	4,209	3,988

(1)	Includes sales by our consolidated subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 36 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 77,032,878 shares as of December 31, 2010, 77,251,818 shares as of December 31, 2011, 77,244,444 shares as of December 31, 2012 and 78,009,654 shares as of December 31, 2013.

(4)	Translated into Dollars by applying the exchange rate at the end of the applicable year as announced by Seoul Money Brokerage Services, Ltd.

(5)	“Working capital” means current assets minus current liabilities.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Per US$1.00)
2009	1,167.6	1,276.4	1,573.6	1,152.8
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
October	1,061.4	1,066.8	1,075.7	1,056.5
November	1,062.1	1,062.8	1,072.9	1,055.8
December	1,055.3	1,056.7	1,061.9	1,051.5
2014 (through May 9)	1,023.5	1,061.0	1,086.1	1,023.5
January	1,079.2	1,064.8	1,084.1	1,050.4
February	1,067.7	1,071.3	1,086.1	1,060.5
March	1,068.8	1,070.9	1,080.3	1,062.6
April	1,031.7	1,044.6	1,066.1	1,031.7
May (through May 9)	1,023.5	1,061.0	1,086.1	1,023.5

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. While there have been mixed signs of recovery from the prolonged global economic downturn that began in the second half of 2008, the global economic outlook for the near future continues to remain uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which, in turn, have negatively impacted our steel business. While there have been mixed signs of recovery from the prolonged global economic downturn that began in the second half of 2008, the global economic outlook for the near future continues to remain uncertain, particularly in light of concerns regarding the timing and potential economic impact of a future scale-down by the U.S. Federal Reserve of its “quantitative easing” stimulus program, as well as the recent slowdown of economic growth in China and continuing financial difficulties affecting several European countries, including Cyprus, Greece, Spain, Portugal and Italy.

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products that could have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and we may need to rationalize our production capacity and reduce fixed costs. In response to sluggish demand from our customers in industries adversely impacted by the deteriorating global economic conditions in the second half of 2008, such as the automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first quarter of 2009. Signs that the pace of deterioration in market conditions had slowed began to appear in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, showed signs of recovery starting in the second quarter of 2009. In response, we began to incrementally increase our crude steel production starting in April 2009 and our production level normalized in the second half of 2009. Our crude steel production decreased from 34.7 million tons in 2008 to 31.1 million tons in 2009, but rebounded to 35.4 million tons in 2010, 39.1 million tons in 2011 and 39.7 million tons in 2012. However, in 2013, we reduced our production to 38.3 million tons in response to slowdown in global demand for steel products. Prices of our steel products gradually recovered starting in the third quarter of 2009, but our export prices fell substantially in the second half of 2011 and decreased further in 2012 and the first half of 2013. Our domestic sales prices remained relatively stable in the second half of 2011 but decreased in 2012 and the first half of 2013.

We expect that fluctuation in demand for our steel products and trading services to continue to prevail at least in the near future. We may decide to further adjust our future crude steel production or our sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. In addition, economic downturns in the Korean and global economies could result in market conditions characterized by weaker demand for steel products from a number of industries as well as falling prices for export and import products and reduced trade levels. Deterioration of market conditions may result in changes in assumptions underlying the carrying value of certain assets, which in turn could result in impairment of such assets, including intangible assets such as goodwill. In addition, our ability to reduce expenditures for production facilities and research and development during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and sales volume, our margins will suffer and our business, financial condition and results of operations may be materially and adversely affected.

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 48.8% of our total revenue from steel products produced and sold by us in 2013. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of Daewoo International Corporation (“Daewoo International”), our consolidated subsidiary in which we hold a 60.3% interest, are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. In particular, there has been increased volatility in light of concerns regarding the timing and potential economic impact of a future scale-down by the U.S. Federal Reserve of its “quantitative easing” stimulus program, as well as the recent slowdown of economic growth in China and continuing financial difficulties affecting several European countries, including Cyprus, Greece, Spain, Portugal and Italy. In addition, economic and political instability in certain emerging economies, such as Argentina and Ukraine, have resulted in an increase in volatility in the global financial markets. Accordingly, the overall prospects for the Korean and global economies in the remainder of 2014 and beyond remain uncertain. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy;

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

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

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

Our export sales and overseas sales to customers abroad accounted for 51.2% of our total revenue from steel products produced and sold by us in 2013. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 70.4% of our total export sales revenue from steel products produced and exported by us in 2013, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2013, 51.2% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, Daewoo International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because Daewoo International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly Daewoo International and POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. Because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), depreciation of the Won generally has a negative impact on our results of operations.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 48.9 million dry metric tons of iron ore and

26.6 million wet metric tons of coal in 2013. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and the United States. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$289 in 2011, US$209 in 2012 and US$159 in 2013. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$160 in 2011, US$122 in 2012 and US$126 in 2013.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. In the case of iron ore, if we fail to agree on the quarterly price adjustment within a predetermined deadline, the supplier and we typically agree on the purchase price based on the price formula that reflects the spot market price as well as the quality of iron ore and transportation expense. As of December 31, 2013, 193 million tons of iron ore and 14 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and constructing industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. In recent years, driven in part by strong growth in steel consumption in the developing world, particularly in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In addition, the global steel industry has experienced consolidation in the past decade, including through the merger of Mittal and Arcelor in 2006 that created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A. and new market entrants, especially from China and India, have resulted in significant price competition and may result in declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

The increased production capacity, combined with a decrease in demand due to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy is prolonged or demand from developing countries, particularly from China, does not meet the recent growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

In Korea, POSCO E&C’s main competition in the construction of residential and non-residential buildings, EPC (or engineering, procurement and construction) projects, urban planning and development projects and civil works projects consists of approximately ten major domestic construction companies, all of which are member companies of other large business groups in Korea and are capable of undertaking larger-scale, higher-value-added projects that offer greater potential returns. A series of measures introduced by the Government over the past few years to regulate housing prices in Korea, as well as increasing popularity of low-bid contracts in civil works project mandates, have contributed to increased competition in the Korean construction industry in recent years.

Competition for new project awards in overseas markets is also intense. In these markets, POSCO E&C faces competition from local construction companies, as well as international construction companies from other countries, including other major Korean construction companies with overseas operations. Construction companies from other developed countries may be more experienced, have greater financial resources and possess more sophisticated technology than POSCO E&C, while construction companies from developing countries often have the advantage of lower wage costs. Some of these competitors have achieved higher market penetration than POSCO E&C has in specific markets in which it competes, and POSCO E&C may need to accept lower margins in order for it to compete successfully against them. POSCO E&C’s failure to successfully compete in the domestic or overseas construction markets could adversely affect its market position and its results of operations and financial condition.

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

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims from customers or business interruptions.

The normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions and equipment failures, as well as natural disasters. As with other industrial companies, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing property damage as well as personal injuries or death. We are also exposed to risks associated with product liability claims in the event that the use of the products we sell results in injury. We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea. However, we may not have adequate resources to satisfy a judgment in excess of our insurance coverage in the event of a successful claim against us. Any occurrence of accidents or other events affecting our operations could result in potentially significant monetary damages, diversion of resources, production disruption and delay in delivery of our products, which may have a material adverse effect on our business, financial condition and results of operations.

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

In recent years, we have become subject to a number of anti-dumping duties in India, Indonesia, Australia, Thailand, Brazil, Taiwan and Malaysia and a number of anti-dumping and countervailing duty investigations in several other countries, including the U.S., India and Canada. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

We participate in overseas natural resources exploration, development and production projects abroad, which expose us to various risks.

As part of consortia or through acquisitions of minority interests, we engage in overseas natural resources exploration, development and production projects in various locations, including a gas field exploration project in Myanmar, in which Daewoo International had invested approximately US$ 1,103 million as of December 31, 2013 and plans to make further investments in the future. Daewoo International began recognizing revenue from the Myanmar gas field project starting in November 2013. We may also selectively acquire or invest in companies or businesses that engage in such activities. As part of our efforts to diversify our operations, we intend to continue to expand our operations by carefully seeking out promising exploration, development and production opportunities abroad. To the extent that we enter into these arrangements, our success in these endeavors will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

In order to complement our steel operations, we engage in engineering and construction activities through POSCO E&C, an 89.5%-owned subsidiary. The construction segment, which accounted for approximately 11.1% of our consolidated sales in 2013 after adjusting for inter-company sales, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, results of operations or financial condition.

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

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. Although the Korean real estate market temporarily recovered in the second half of 2009 and into 2010, declines in demand and price took place in the Korean real estate market in recent years due to the downturn of the domestic economic cycle and financial risk in Europe, and the overall prospects for the Korean real estate market in 2014 and beyond remain uncertain.

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

We may be exposed to potential claims for unpaid wages and become subject to additional labor costs arising from the Supreme Court of Korea’s interpretation of ordinary wages.

Under the Labor Standards Act, an employee is legally entitled to “ordinary wages.” Under the guidelines previously issued by the Ministry of Employment and Labor (formerly the Ministry of Labor), ordinary wages include base salary and certain fixed monthly allowances for overtime work performed during night shifts and holidays. Prior to the Supreme Court of Korea’s decision described below, we and other companies in Korea had interpreted these guidelines as excluding fixed bonuses that are paid other than on a monthly basis (such as bi-monthly, quarterly or biannually paid bonuses) from the scope of ordinary wages.

On December 18, 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, shall be deemed ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any collective bargaining agreement or labor-management agreement that attempts to exclude such regular bonuses from ordinary wage will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court of Korea further ruled that an employee’s claim for underpayments under the expanded scope of ordinary wages for the past three years within the statute of limitations may be denied based on principles of good faith if (i) there is an agreement between the employer and employees that the regular bonus shall be excluded from ordinary wage in determining the total amount of wage, (ii) such claim results in further wage payments that far exceed the level of total amount of wage agreed between the employer and employees, and (iii) such claim would cause an unexpected financial burden to the employer leading to material managerial difficulty or a threat to the employer’s existence. The principles of good faith, however, do not apply to an agreement on wages entered into between the employer and employees after December 18, 2013, the date of the above decision of the Supreme Court of Korea.

The Supreme Court decision may result in additional labor costs to us in the form of additional payments under the expanded scope of ordinary wages applicable in the past three years as well as to be incurred in the future, which may have an adverse effect on our financial condition and results of operations.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

In April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space.

•

In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

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

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, results of operations and financial condition and the market value of our common shares and ADSs.

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

We acquired a controlling interest in Sungjin Geotec Co., Ltd. (“Sungjin Geotec”), a manufacturer of specialized equipment used in the power and energy industries in May 2010. Sungjin Geotec merged with POSCO Plantec Co., Ltd. (“POSCO Plantec”) in July 2013, and we currently hold a 36.2% interest in POSCO Plantec. Prior to the merger, Sungjin Geotec entered into contracts with various suppliers to supply equipment for the development of natural gas fields in Iran, including natural gas fields located in South Pars that is led by Pars Oil and Gas Company, a subsidiary of National Iranian Oil Company. Sungjin Geotec recognized revenues of approximately Won 27 billion in 2010, Won 240 billion in 2011 and Won 134 billion in 2012, and net profits of approximately Won 1 billion in 2010, Won 15 billion in 2011 and Won 25 billion in 2012 related to such activities. Sungjin Geotec has completed or terminated all of its remaining outstanding supply contracts to sell equipment for the development of natural gas fields in Iran, and neither Sungjin Geotec nor POSCO Plantec (subsequent to the merger with Sungjin Geotec in July 2013) recognized any revenues nor profits from such activities in 2013. POSCO Plantec does not plan to engage in any sale of equipment in Iran related to the country’s development of petroleum resources.

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

There can be no assurance that Sungjin Geotec’s Iran-related business activities did not constitute sanctionable activities or that we will not be subjected to sanctions under the ISA as amended by the CISADA. Our business and reputation could be adversely affected if the U.S. government were to determine that Sungjin Geotec’s Iran-related business activities constituted sanctionable activity attributable to us. Investors in our securities may also be adversely affected if we are sanctioned under the CISADA or if their investment in our securities is restricted under any sanctions regimes with which the investors are required to comply. As noted above, sanctions under the ISA could include the blocking of any property in which we have an interest, which would effectively prohibit all U.S. persons from receiving any payments from us, or otherwise acquiring, holding, withholding, using, transferring, withdrawing, transporting, importing, or exporting any property in which we have any interest.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran, Syria and Sudan. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, Daewoo International, a global trading company in which we hold a 60.3% interest, engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran and Sudan. We believe that such activities and investments do not involve any U.S. goods or services. Our activities and investments in Iran, Syria and Sudan accounted for approximately 3.4% of our consolidated revenues in 2011, 1.4% in 2012 and 0.2% in 2013.

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

Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea 135-777, and our telephone number is (822) 3457-0114.

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 38.3 million tons of crude steel in 2013 and approximately 39.7 million tons in 2012, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2013, Pohang Works had 17.3 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works had an annual crude steel production capacity of 20.8 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market. Domestic sales accounted for 48.8% of our total revenue from steel products produced and sold by us in 2013 and 52.0% in 2012. On a non-consolidated basis, we believe that we had an overall market share of approximately 43% of the total sales volume of steel products sold in Korea in 2013 and approximately 42% in 2012. Our export sales and overseas sales to customers abroad accounted for 51.2% of our total revenue from steel products produced and sold by us in 2013 and 48.0% in 2012. Our major export market is Asia, with China accounting for 30.2%, Asia other than China and Japan accounting for 27.7%, and Japan accounting for 12.5% of our total steel export revenue from steel products produced and exported by us in 2013 and Asia other than China and Japan accounting for 26.7%, China 28.9% and Japan 14.1% of our total steel export revenue from steel products produced and exported by us in 2012.

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

We generated revenue of Won 61,865 billion and profit for the period of Won 1,355 billion in 2013, compared to revenue of Won 63,604 billion and profit for the period of Won 2,386 billion in 2012. We had total assets of Won 84,455 billion and total equity of Won 45,822 billion as of December 31, 2013, compared to total assets of Won 79,266 billion and total equity of Won 42,429 billion as of December 31, 2012.

Business Strategy

Leveraging on our success during the past four decades, our goal is to strengthen our position as one of the leading steel producers in the world through focusing on core technologies, further solidifying our market leading position in Korea, and pursuing operational efficiencies to increase our margins in markets abroad. In order to compete effectively in the dynamic global market environment driven by emerging economies and increasing demand for more environmentally friendly products, we are committed to leveraging our competitive advantages and further enhancing our leadership positions. We believe that our proprietary technologies and expertise in developing environmentally-friendly steel production facilities, ability to independently construct such facilities, and know-how in their efficient operation and management enables us to develop differentiated steel products at a highly competitive cost structure. We also plan to selectively explore opportunities in growth industries that are integral to our overall business model, and we have identified steel, comprehensive materials, energy and new businesses as our key areas of focus.

We seek to strengthen our competitiveness and pursue growth through the following core business strategies:

Seek Opportunities to Further Strengthen Our Position in Global Markets as well as Selectively Expand Our Production Infrastructure Abroad

We plan to pursue higher margin businesses in various key markets abroad as well as further strengthen our competitiveness in new markets that we have entered in recent years. In China, which is showing signs of slowdown in economic growth and oversupply of steel products, we plan to focus on higher-margin products and pursue strategic entry or exit of various segments and regions. In Southeast Asia, we plan to pursue stabilization of our production operations in Indonesia as well as focus on increasing our market share of key products in Thailand, particularly for the automotive industry. We also plan to pursue differentiated strategies in each of our other key regions.

Drawing on our expertise in steel production, we also plan to carefully seek out promising business opportunities abroad to expand our production infrastructure. We seek out promising investment opportunities abroad, primarily in India and Southeast Asia. We believe that India and Southeast Asia continue to offer substantial growth opportunities, and we plan to selectively seek investment opportunities to construct steel production facilities. For example, we entered into a memorandum of understanding with Orissa State Government of India in June 2005 for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. The Government of India reissued clearance for the construction of the steel mill in January 2014 and is currently in the process of preparing the land on which the integrated steel mill will be constructed. With respect to development of iron ore mines in Orissa State, we obtained a final ruling from the Indian Supreme Court in May 2013 with respect to authority of the central government to issue permission, and we are waiting for approval from the Government of India to start our exploration and development activities.

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

Diversify into Production of Comprehensive Materials, including Lithium, Nickel, Carbon and Magnesium

We plan to leverage our expertise in production of various steel-applied materials and venture into the fast-growing and high value-added business of producing environmentally friendly comprehensive materials. We have identified lithium and nickel as our main investment areas. Demand for lithium, which is used as an anode material in lithium ion batteries, has been increasing in recent years, and we have developed proprietary technology to extract lithium from its brine in approximately one month compared to twelve months through conventional production processes. We believe we are also able to leverage our expertise in production of crude steel to cost-effective production of carbon and magnesium, which have wide application of industrial use.

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

Selectively Seek Opportunities in Growth Industries

We will continue to selectively seek opportunities in growth industries to diversify our business both vertically and horizontally. Through POSCO ICT Co., Ltd., a 65.4%-owned subsidiary, we engage in information and technology consulting services as well as automation and system integration engineering services. POSCO E&C is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. On September 20, 2010, we acquired a controlling interest in Daewoo International Corporation for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy development projects. We will continue to selectively seek opportunities to identify new growth engines and diversify our operations.

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

	For the Year Ended December 31,
	2011			2012			2013
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	11,583	29.6%	￦	11,421	32.4%	￦	9,879	31.1%
Hot rolled products		7,752	19.8		6,291	17.8		5,134	16.1
Stainless steel products		7,453	19.0		7,305	20.7		7,425	23.4
Plates		4,560	11.6		3,620	10.3		3,266	10.3
Wire rods		2,240	5.7		1,906	5.4		1,867	5.9
Silicon steel sheets		1,782	4.6		1,556	4.4		1,476	4.6

Sub-total		35,369	90.3		32,099	91.0		29,047	91.4

Others		3,782	9.7		3,160	9.0		2,748	8.6

Total	￦	39,152	100.0%	￦	35,259	100.0%	￦	31,795	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries.

	For the Year Ended December 31,
	2011		2012		2013
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,023	37.3%	11,863	39.6%	11,915	40.9%
Hot rolled products	8,902	30.1	8,540	28.5	7,589	26.1
Stainless steel products	2,414	8.2	2,760	9.2	2,883	9.9
Plates	4,373	14.8	4,145	13.8	3,849	13.2
Wire rods	1,686	5.7	1,531	5.1	1,735	6.0
Silicon steel sheets	1,134	3.8	1,143	3.8	1,134	3.9

Total (1)	29,532	100.0%	29,983	100.0%	29,104	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including Daewoo International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 10,415 billion in 2011, Won 10,344 billion in 2012 and Won 8,391 billion in 2013. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 11.9 million tons in 2013, representing 40.9% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2013, our sales volume of cold rolled products produced by us and directly sold to external customers increased by 0.4% compared to our sales volume in 2012 due to an increase in sales to automotive companies.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we had a domestic market share for cold rolled products of approximately 46% on a non-consolidated basis.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 7.6 million tons in 2013, representing 26.1% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2013, our sales volume of hot rolled products produced by us and directly sold to external customers decreased by 11.1% compared to 2012 primarily due to a decrease in demand from downstream steelmakers in Korea and abroad.

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

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2.9 million tons in 2013, representing 9.9% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 9.9% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2013, they represented 23.4% of our total revenue from such steel products in 2013. Our sales volume of stainless steel products produced by us and directly sold to external customers increased by 4.4% in 2013 compared to 2012 due to an increase in demand from manufacturers of automotive exhaust systems.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we had a domestic market share for stainless steel products of approximately 48% on a non-consolidated basis.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 3.8 million tons in 2013, representing 13.2% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2013, our sales volume of plates produced by us and directly sold to external customers decreased by 7.1% compared to 2012, reflecting a decrease in demand from the shipbuilding industry.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we had a domestic market share for plates of approximately 41% on a non-consolidated basis.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 1.7 million tons in 2013, representing 6.0% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2013, our sales volume of wire rods produced by us and directly sold to external customers increased by 13.3% compared to 2012, primarily reflecting an increase in demand from the domestic automotive industry, which we were able to meet following commencement of commercial operation of our fourth wire rod manufacturing plant.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we had a domestic market share for wire rods of approximately 50% on a non-consolidated basis.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 1.1 million tons in 2013, representing 3.9% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2013, our sales volume of silicon steel sheets produced by us and directly sold to external customers decreased by 0.8% compared to 2012 due to a decrease in demand from manufacturers of power transformers and generators.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers, we had a domestic market share for silicon steel sheets of approximately 87% on a non-consolidated basis.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 48.8% of our total revenue from steel products produced and sold by us in 2013. Our export sales and overseas sales to customers abroad represented 51.2% of our total revenue from steel products in 2013. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of steel products sold in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2011	2012	2013
POSCO’s sales (1)	41.4%	41.9%	43.4%
Other domestic steel companies’ sales	24.6	23.4	23.6
Imports	34.0	34.8	33.0

Total	100.0%	100.0%	100.0%

(1)	POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 51.2% of our total revenue from steel products produced and sold by us in 2013, 70.4% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products decreased by 5.9% from Won 21,888 billion in 2012 to Won 20,587 billion in 2013, primarily reflecting a decrease in our export prices resulting from production over-capacity in the global steel industry.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us, by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2011			2012			2013
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
Asia (other than China and Japan)	￦	5,733	23.2%	￦	5,834	26.7%	￦	5,707	27.7%
China		6,984	28.3		6,328	28.9		6,220	30.2
Japan		3,415	13.8		3,084	14.1		2,583	12.5
Europe		1,609	6.5		942	4.3		999	4.9
Middle East		690	2.8		528	2.4		381	1.8
North America		2,387	9.7		1,288	5.9		1,145	5.6
Others		3,846	15.6		3,884	17.7		3,552	17.3

Total	￦	24,665	100.0%	￦	21,888	100.0%	￦	20,587	100.0%

	For the Year Ended December 31,
	2011			2012			2013
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	7,975	32.3%	￦	7,245	33.1%	￦	6,653	32.3%
Hot rolled products		4,210	17.1		3,783	17.3		3,300	16.0
Stainless steel products		6,295	25.5		5,302	24.2		5,125	24.9
Plates		1,487	6.0		1,573	7.2		1,238	6.0
Wire rods		689	2.8		598	2.7		569	2.8
Silicon steel sheets		996	4.0		840	3.8		837	4.1
Others		3,012	12.2		2,546	11.6		2,863	13.9

Total	￦	24,665	100.0%	￦	21,888	100.0%	￦	20,587	100.0%

The table below sets out the world’s apparent steel use for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
Apparent steel use (million metric tons)	1,404	1,430	1,481
Percentage of annual increase	7.8%	1.9%	3.6%

Source: World Steel Association.

Recent difficulties affecting the European Union and global financial sectors, adverse conditions and volatility in the European Union and worldwide credit and financial markets, fluctuations in oil and commodity prices, the general weakness of the global economy and the slowdown in growth of the Chinese economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The World Steel Association forecasts that global apparent steel use is expected to increase by 3.1% to 1,527 million metric tons in 2014.

In recent years, driven in part by strong growth in steel consumption in emerging economies, the global steel industry has experienced renewed interest in expansion of steel production capacity. World Steel Dynamics estimated the global crude steel production capacity to be 2,168 million tons in 2013. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy continues or demand from developing countries that have experienced significant growth in recent years does not meet the growth in production capacity.

We distribute our export products mostly through Korean trading companies, including Daewoo International, and our overseas sales subsidiaries. Our largest export market in 2013 was China, which accounted for 30.2% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products and plates. Our exports to China amounted to Won 6,328 billion in 2012 and Won 6,220 billion in 2013. Our exports to China decreased by 1.7% in 2013 primarily due to a decrease in our export prices to China as well as our decision to allocate more products to European countries where we could obtain better export prices. Our export sales in terms of revenue from European countries increased by 6.1% from Won 942 billion in 2012 to Won 999 billion in 2013.

Anti-Dumping and Countervailing Duty Proceedings

From time to time, our exporting activities have become subject to anti-dumping and countervailing duty proceedings. In recent years, we have become subject to a number of anti-dumping duties in India, Indonesia, Australia, Thailand, Brazil, Taiwan and Malaysia and a number of anti-dumping and countervailing duty investigations in several other countries, including the U.S., India and Canada. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years.

Pricing Policy

We determine the sales price of our products based on market conditions. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market. Our prices can fluctuate considerably over time, depending on market conditions and other factors. The prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors.

We gradually increased our export prices in Dollar terms in the first half of 2011. However, our export prices fell substantially in the second half of 2011 and decreased further in 2012 and the first half of 2013. Our domestic sales prices remained relatively stable in the second half of 2011 but decreased in 2012 and the first half of 2013. We may decide to adjust our future sales prices on an on-going basis subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.8 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2013, POSCO imported approximately 48.9 million dry metric tons of iron ore and 26.6 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and South Africa. Coal is imported primarily from Australia, Canada and the United States. In 2013, we purchased a substantial portion of our iron ore and coal imports pursuant to long-term contracts. The supply contracts have terms of one to ten years and the long-term contracts generally provide for periodic price adjustments to the then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through an acquisition of a minority interest. We purchased approximately 23% of our iron ore and coal imports in 2013 from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are located in Australia, Brazil, New Caledonia and Canada, and our significant investments are as follows:

•

We made an investment of US$500 million in December 2008 to acquire a 6.48% interest in Nacional Minérios S.A., an iron ore mining company in Brazil, in a consortium with Japanese steel manufacturers and trading companies. We secured approximately 3.7 million tons of iron ore in 2013, and we have the right to secure up to 3.7 million tons of iron ore per year.

•

We made an initial investment of A$249 million in 2010 to acquire a 3.75% interest in Roy Hill Holdings Pty., Ltd., an iron ore mining company in Australia. We subsequently entered into a contract in March 2012 to invest an additional A$1,495 million to increase our interest to 15% but sold a 2.5% interest in April 2012 to China Steel Corporation for A$305 million. In November 2013, we invested an additional A$47 million in order to maintain our interest of 12.5% in Roy Hill Holdings Pty. Ltd. Through our ownership interest, we expect to secure up to approximately 15.1 million tons of iron ore per year starting in 2015.

•

In July 2010, we acquired a 24.5% interest in the Australian Premium Iron (API) iron ore joint venture in Pilbara, Australia for A$184 million, which expects to supply 7.4 million tons of iron ore per year starting in 2018.

•

As part of a consortium including China Steel Corporation and domestic financial investors, we made an investment of US$277 million in March 2013 to acquire a minority interest of 3.78% in an iron ore mining asset of ArcelorMittal Mines Canada Inc. in Quebec. We expect to secure additional iron ore through our investment in the mining company.

We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$289 in 2011, US$209 in 2012 and US$159 in 2013. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$160 in 2011, US$122 in 2012 and US$126 in 2013. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our requirements for ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Japan that procure nickel ore from New Caledonia and the Philippines, as well as suppliers in Indonesia. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and the European Union. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton was US$22,894 in 2011, US$17,537 in 2012 and US$15,022 in 2013.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. These dedicated vessels transported approximately 84% of the total requirements in 2013, and the remaining approximately 16% was transported by vessels retained through short to medium term contracts, depending on market conditions. Australia and Brazil are the main countries where the vessels are loaded, and they accounted for 66% and 14%, respectively, of our total requirements in 2013. We plan to continue to optimize the fleet of dedicated vessels that we use by 2020 in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we had a market share of approximately 43% on a non-consolidated basis in 2013, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 46% and 48%, respectively, on a non-consolidated basis in 2013, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitors in Korea are Hyundai Steel Co., Ltd. with an annual crude steel production of approximately 17.2 million tons and Dongbu Steel Co., Ltd. with an annual crude steel production of approximately 2.0 million tons. Hyundai Steel completed construction of an integrated steel mill with an annual capacity of 4 million tons in January 2010 and added a second furnace with the same capacity in November 2010 and a third furnace with the same capacity in April 2011.

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

Korea. POSCO Specialty Steel produces high-quality steel products for the automotive, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. We currently hold a 72.1% interest in the company. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 840 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel Co., Ltd. produced 635 thousand tons of such products in 2013.

In order to expand our sale of value-added products, we established POSCO Coated and Color Sheet Co., Ltd. by merging a coated steel manufacturer and a color sheet manufacturer in March 1999. POSCO Coated and Color Sheet has an aggregate annual production capacity of 600 thousand tons of galvanized and aluminized steel sheets widely used in the construction, automotive parts and home appliances industries. POSCO Coated and Color Sheet also has an aggregate annual production capacity of 350 thousand tons of color sheets that are mainly used for interior and exterior materials and home appliances. In 2013, POSCO Coated and Color Sheet produced 561 thousand tons of galvanized and aluminized steel sheets and 343 thousand tons of color sheets.

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of approximately 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 1,120 thousand tons of stainless steel products in 2013.

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. The plant became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 170 thousand tons of such products in 2013.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. The cold rolling mill with an annual production capacity of 1.9 million tons became operational in March 2006 and the company produced 1.9 million tons of such products in 2013. We currently hold a 25% interest in this joint venture.

Vietnam. We entered into an agreement with Nippon Steel & Sumitomo Metal Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. We have an 85% interest in the joint venture. We completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production. POSCO Vietnam produced 906 thousand tons of such products in 2013.

Thailand. In order to secure an alternative sales source for stainless cold rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in September 2011. We renamed the company as POSCO Thainox Public Company Limited in October 2011 and currently hold a 84.9% interest in the company. The company produced 160 thousand tons of stainless cold rolled products in 2013.

United States. We entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe LLC to produce American Petroleum Institute-compliant pipes (“API Pipes”) and non-API pipes. We hold a 35% interest in the company. United Spiral Pipe started commercial production in May 2010 and produced 8 thousand tons of pipes in 2013.

We also entered into 50-50 joint venture between U.S. Steel Corporation and us called USS-POSCO Industries Corporation. We sell hot rolled products to USS-POSCO Industries, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. USS-POSCO Industries produced 872 thousand tons of such products in 2013.

Mexico. In Mexico, POSCO Mexico S.A. de C.V. completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production to supply automotive manufacturers in Mexico, Southeastern United States and South America. POSCO Mexico expanded its annual production capacity to 0.9 million tons of gavalvanized steel products in December 2013, and produced 323 thousand tons of cold rolled products in 2013.

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd., a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We have a 70% interest in the joint venture. We completed the construction of a plant in December 2013 with an annual production capacity of 3.0 million tons of plates and slabs.

Others. In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Orissa State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Orissa State. We estimate the aggregate costs of the initial phase of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of plates and hot rolled products. The Government of India reissued clearance for the construction of the steel mill in January 2014 and is currently in the process of preparing the land on which the integrated steel mill will be constructed. With respect to development of iron ore mines in Orissa State, we obtained a final ruling from the Indian Supreme Court in May 2013 with respect to authority of the central government to issue permission, and we are waiting for approval from the Government of India to start our exploration and development activities.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2013, our 39 supply chain management centers recorded aggregate sales of 5.1 million tons of steel products.

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

The following table sets forth a breakdown of Daewoo International’s total sales by export sales, domestic sales and third-party trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2011			2012			2013
	(In billions of Won, except percentages)
Export Sales
Trading sales:
Steel and metal	￦	6,070	31.6%	￦	6,203	35.8%	￦	5,397	31.5%
Chemical and commodities		1,654	8.6		1,686	9.7		1,535	9.0
Automobile and machinery parts		1,527	8.0		1,469	8.5		1,625	9.5
Electronics and miscellaneous items		93	0.5		120	0.7		72	0.4
Natural resources development		—	—		2	0.0		—	—

Sub-total		9.344	48.7		9,480	54.7		8,630	50.4

Manufactured product sales		72	0.4		13	0.1		13	0.1
Miscellaneous		70	0.4		25	0.1		14	0.1

Total export sales		9,485	49.5		9,517	54.9		8,657	50.6

Domestic Sales
Trading sales:
Steel and metal	￦	688	3.6%	￦	609	3.5%		686	3.9%
Chemical and commodities		70	0.4		69	0.4		71	0.4
Automobile and machinery parts		8	0.0		3	0.0		34	0.2
Electronics and miscellaneous items		—	—		7	0.1		4	0.0
Other goods		56	0.3		58	0.3		54	0.3

Sub-total		822	4.3		746	4.3		849	5.0

Miscellaneous		7	0.0		8	0.0		12	0.1

Total domestic sales		830	4.3		754	4.3		861	5.1

Third-Country Trades
Trading	￦	12,151	63.3%	￦	10,220	59.0%	￦	10,598	61.9
Natural resources development		58	0.3		78	0.5		132	0.8
Manufactured product trading		474	2.5		312	1.8		261	1.5

Total third-country trades		12,682	66.1		10,610	61.3		10,991	64.2

Consolidation adjustments		(3,810)	(19.9)		(3,561)	(20.5)		(3,399)	(19.9)

Total sales	￦	19,188	100.0%	￦	17,320	100.0%	￦	17,109	100.0%

Trading Activities. Daewoo International’s trading activities consist of exporting and importing a wide variety of products and commodities, including iron and steel, raw materials for steel production, non-ferrous metals, chemicals, automotive parts, machinery and plant equipment, electronics products, agricultural commodities and textiles. Daewoo International is also engaged in third-country trade that does not involve exports from or imports to Korea. The products are obtained from and supplied to numerous suppliers and purchasers in Korea and overseas, which are procured through a global trading network comprised of overseas trading subsidiaries, branches and representative offices. Such subsidiaries and offices support Daewoo International’s trading activities by locating suitable local suppliers and purchasers on behalf of customers, identifying business opportunities and providing information regarding local market conditions.

In most cases, Daewoo International enters into trading transactions after the underlying sale and purchase contracts have been matched, which mitigates inventory and price risks to Daewoo International. Daewoo International has not experienced material losses related to such risks. Daewoo International typically enters into trading transactions as a principal, and in limited cases as an import or export agent. When acting as a principal or an agent, Daewoo International derives its gross trading profit from the margin between the selling price of the products and the purchase price it pays for such products. In the case of principal transactions, the selling price is recorded as sales and the purchase price is recorded as cost of sales, while only the margin is recorded as sales in the case of agency transactions in which Daewoo International does not assume the risks and rewards of ownership of the goods. In the case of principal transactions, it takes an average of approximately 80 days between Daewoo International’s payment of goods and its receipt of payment from its customers. In the instances in which it acts as an arranger for a third country transaction, Daewoo International derives its gross trading profit from, and records as sales, the commission paid to it by the customer. The sizes of margins and commissions for Daewoo International’s trading activities vary depending on a number of factors, including prevailing supply and demand conditions for the product involved, the cost of financing, insurance, storage and transport and the creditworthiness of the customer, and tends to decline as the product or market matures.

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

Natural Resources Development Activities. Daewoo International also invests in energy and mineral development projects throughout the world. In particular, Daewoo International joined a consortium with Korea Gas Corporation, ONGC Videsh Ltd. and the Gas Authority of India Ltd. in November 2002, which made a successful bid in the gas exploration, development and production project in the Myanmar A-1 gas field. In October 2005, the consortium made a successful bid in the gas exploration, development and production project in the Myanmar A-3 gas field, located adjacent to the Myanmar A-1 gas field. In December 2008, the consortium entered into a sales agreement with China National United Oil Corporation to sell the gas produced from the A-1 and A-3 gas fields for a period of 30 years after the commencement of production. In August 2010, Myanmar Oil & Gas Enterprise, the national oil and gas company of Myanmar, acquired a 15% interest in each of the projects. As of December 31, 2013, Daewoo International had invested approximately US$1,103 million in the A-1 and A-3 gas field projects, approximately US$214 million in a related off-shore pipeline project and approximately US$354 million in a related on-shore pipeline project. Daewoo International plans to make further investments in these gas fields in the future. Daewoo International held a 51% interest in each of the A-1, A-3 and off-shore pipeline projects and a 25% interest in the on-shore pipeline project. Production of gas from these gas fields commenced in July 2013 and Daewoo International recognized revenue from the Myanmar gas field project starting in November 2013.

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

Construction Services Offered. The following table sets forth a breakdown of POSCO E&C’s total sales by product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2011			2012			2013
	(In billions of Won, except percentages)
Plant works	￦	1,797	23.9%	￦	3,223	37.3%	￦	3,073	30.3%
Architectural works		1,728	23.0		2,026	23.5		2,935	28.9
Energy works		1,465	19.5		1,411	16.3		2,128	21.0
Civil works		1,458	19.4		1,220	14.1		999	9.8
Real estate services		94	1.3		40	0.5		108	1.1
Engineering services		1,137	15.1		1,118	12.9		1,219	12.0
Consolidation adjustments		(171)	(2.3)		(401)	(4.6)		(305)	(3.0)

Total sales	￦	7,508	100.0%	￦	8,637	100.0%	￦	10,155	100.0%

The tables below set out POSCO E&C’s total sales for the periods indicated by geographical area of customers that ordered the projects.

	For the Year Ended December 31,
Region	2012			2013
	(In billions of Won, except percentages)
Korea	￦	7,946	92.0%	￦	9,148	90.1%
Southeast Asia		475	5.5		649	6.4
India		56	0.6		77	0.8
China		170	2.0		239	2.4
Central and South America		261	3.0		284	2.8
Others		131	1.5		63	0.6
Consolidation adjustments		(401)	(4.6)		(306)	(3.0)

Total sales	￦	8,637	100.0%	￦	10,155	100.0%

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

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea. As part of its efforts to geographically diversify its power generation facilities, POSCO Energy Corporation is constructing a 1,200 megawatts class coal power plant in Vietnam with Applied Energy Services Corporation. In Indonesia, POSCO Energy Corporation has partnered with PT. Krakatau Daya Listrik to build a 200 megawatts by-product gas power plant, which will be used to power our integrated mill. POSCO Energy Corporation’s total power generation capacity was approximately 3,481 megawatts as of December 31, 2013, and it plans to further increase its power generation capacity with the construction of additional power plants in Korea.

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

LNG Logistics. In an effort to reduce our dependency on oil, we became the first private company in Korea to import LNG in 2005, and we have steadily increased the use of natural gas for energy generation at our steel production facilities. We operate an LNG receiving terminal that is equipped with two 100,000 kiloliters storage tanks, two 165,000 kiloliters storage tanks and additional facilities with an aggregate capacity to process up to 2.4 million tons of LNG annually in Gwangyang. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. We are also building a synthetic natural gas production plant with an annual capacity of 500,000 tons in Gwangyang that is scheduled for completion by the end of 2014. We believe that the synthetic natural gas production plant will provide us with a stable supply of LNG substitutes that we can utilize to meet our growing needs for energy generation.

Others. We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCO ICT Co., Ltd., founded in 1989, provides information and technology consulting and system network integration and outsourcing services. POSCO Plantec, created from the merger of POSCO Machinery & Engineering Co., Ltd. and POSCO Machinery Co., Ltd. in January 2010, provides engineering services related to plant construction and operations. Sungjin Geotec, a manufacturer of specialized equipment used in the power and energy industries, merged with POSCO Plantec in July 2013. POSCO Chemtech Company Ltd., formerly POSCO Refractories and Environment Company, Ltd., specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products.

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea. As of December 31, 2013, our property, plant and equipment are insured against losses up to approximately Won 36,711 billion.

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Ownership
Daewoo International Corporation	Korea	60.3%
POSCO Engineering & Construction Co., Ltd	Korea	89.5%
POSCO Energy Corporation	Korea	89.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5%
POSCO Specialty Steel Co., Ltd.	Korea	72.1%
POSCO Processing & Service Co., Ltd.	Korea	95.3%
POSCO ICT Co., Ltd.	Korea	65.4%

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

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 44 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 200,000 tons for unloading raw materials, storage areas for up to 34 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works consumed approximately 352 thousand tons of LNG and approximately 11,336 gigawatt hours of electricity in 2013. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2011	2012	2013
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	16.65	16.65	17.30
Actual crude steel and stainless steel output (million tons)	16.38	16.54	16.18
Capacity utilization rate (%) (1)	98.4	99.3	93.5

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

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

Gwangyang Works is comprised of 46 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 38 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Gwangyang Works consumed approximately 252 thousand tons of LNG and approximately 13,524 gigawatt hours of electricity in 2013.

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

	As of or for the Year Ended December 31,
	2011	2012	2013
Crude steel production capacity as of end of the year (million tons per year)	20.80	20.80	20.80
Actual crude steel output (million tons)	20.94	21.45	20.23
Capacity utilization rate (%) (1)	100.7	103.1	97.3

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

We plan to continue to invest in developing more environmentally friendly steel manufacturing processes. We commenced research and development for a new steel manufacturing technology called FINEX in 1992 jointly with the Research Institute of Industrial Science and Technology and VOEST Alpine, an Austrian company, and we completed the construction of our first FINEX plant in May 2003 with an annual steel production capacity of 0.6 million tons, a second FINEX plant in May 2007 with an annual steel production capacity of 1.5 million tons, and a third FINEX plant in January 2014 with an annual steel production capacity of 2.0 million tons. The total annual steel production capacity of our FINEX plants is 4.2 million tons. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages by eliminating major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs.

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

POSCO spent Won 493 billion in 2011, Won 634 billion in 2012 and Won 295 billion in 2013 on anti-pollution facilities.

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

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments—a steel segment, a trading segment, an engineering and construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists of global trading activities of Daewoo International, exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG logistics, and network and system integration. See Note 41 of Notes to Consolidated Financial Statements.

One of the major factors contributing to our historical performance has been the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other factors have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These factors include:

•	our sales volume, unit prices and product mix;

•	costs and production efficiency; and

•	exchange rate fluctuations

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Prices and Product Mix

In recent years, our net sales have been affected by the following factors:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market;

•	price levels; and

•	our ability to improve our product mix.

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

In 2013, unit sales prices in Won for all of our principal product lines of steel products produced by us and directly sold to external customers decreased. The weighted average unit price for such products decreased by 6.8% from 2012 to 2013, in part due to an appreciation in the average value of the Won against the Dollar in 2013 that decreased our export prices in Won terms. The average exchange rate of the Won against the Dollar appreciated from Won 1,126.9 to US$1.00 in 2012 to Won 1,095.0 to US$1.00 in 2013.

The unit sales price of cold rolled products, which accounted for 40.9% of total sales volume of such products, decreased by 13.9% in 2013. The unit sales price of wire rods, which accounted for 6.0% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by 13.5% in 2013. The unit sales price of hot rolled products, which accounted for 26.1% of total sales volume of such products, decreased by 8.2% in 2013. The unit sales price of silicon steel sheets, which accounted for 3.9% of total sales volume of such products, decreased by 4.4% in 2013. The unit sales price of plates, which accounted for 13.2% of total sales volume of such products, decreased by 2.8% in 2013. The unit sales price of stainless steel products, which accounted for 9.9% of total sales volume of such products, decreased by 2.7% in 2013.

We gradually increased our export prices in the first half of 2011, but our export prices fell substantially in the second half of 2011 and decreased further in 2012 and the first half of 2013. We may decide to adjust our future export sales prices on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2011		2012		2013
	(In thousands of Won per ton)
Cold rolled products	￦	1,051	￦	963	￦	829
Hot rolled products		871		737		677
Stainless steel products		3,087		2,646		2,576
Plates		1,043		873		849
Wire rods		1,328		1,245		1,076
Silicon steel sheets		1,571		1,362		1,302
Average (1)	￦	1,198	￦	1,071	￦	998

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed principal products produced by us and directly sold to external customers. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.” The average unit sales price calculation does not include sales results of steel products categorized as “others.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
	(Percentage of net sales)
Cost of sales	86.8%	88.3%	88.9%
Selling and administrative expenses	5.3	6.0	6.2
Gross margin	13.2	11.7	11.1
Operating profit margin	7.8	5.2	4.2

Our operating profit margin decreased from 7.8% in 2011 to 5.2% in 2012 and further decreased to 4.2% in 2013, reflecting the current challenging business environment as discussed below.

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

	For the Year Ended December 31,
	2011	2012	2013
Crude steel and stainless steel production capacity (million tons per year) (1)	39.5	39.6	40.4
POSCO	37.5	37.5	38.1
POSCO Specialty Steel Co., Ltd.	1.0	1.1	1.2
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.0	1.0	1.1
Actual crude steel and stainless steel output (million tons) (1)	39.0	39.7	38.3
POSCO	37.3	38.0	36.4
POSCO Specialty Steel Co., Ltd.	0.8	0.7	0.7
Zhangjiagang Pohang Stainless Steel Co., Ltd.	0.9	1.0	1.1
Capacity utilization rate (%)(1)	98.7%	100.3%	94.6%
POSCO	99.7%	101.4%	95.5%
POSCO Specialty Steel Co., Ltd.	86.4%	63.3%	61.8%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	99.1%	103.3%	100.3%

(1)	Reflects production capacity of POSCO, POSCO Specialty Steel Co., Ltd. and Zhangjiagang Pohang Stainless Steel Co., Ltd.

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2013, 51.2% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Inflation

Inflation in Korea, which was 4.0% in 2011, 2.2% in 2012 and 1.3% in 2013, has not had a material impact on our results of operations in recent years.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2013, the percentage of allowance for doubtful accounts to gross account receivables was 4.43%. Our allowance for doubtful accounts increased by 39.4%, or Won 187 billion, from Won 475 billion as of December 31, 2012 to Won 662 billion as of December 31, 2013 primarily due to recognition of bad debt expense related to project financing incurred by POSCO E&C. See Note 23 of Notes to Consolidated Financial Statements. Assumptions and judgments related to the allowance for doubtful accounts did not change in 2013.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2013 was 0.13%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 7% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 5% in total.

We recognized impairment losses on available-for-sale investments of Won 224 billion in 2012 and Won 280 billion in 2013. Losses on impairment of investments increased in 2013 primarily due to a significant decline in the fair value of shares of KB Financial Group and others for a prolonged period, which was considered as objective evidence of impairment.

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

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2013, we estimated an average discount rate of 7.0% and an average rate of revenue growth of 1.36%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated average discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 15% in total. If the estimated average rate of revenue growth rate were decreased by 1%, then the estimated fair values would have decreased by 13% in total. These sensitivity analyses do not affect the impairment loss due to the absence of an impairment loss indicator for our long-lived assets.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use would have decreased by 4.12% in total. If the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use would have decreased by 3.44% in total. If the discount rate assumptions were increased by 0.25% or the terminal growth rate assumptions were decreased by 0.25%, there would be no impact on goodwill impairment. Based on an impairment test as of December 31, 2013, we recognized impairment loss of goodwill of Won 97 billion in POSCO Thainox Public Company Limited and Won 6 billion in EPC Equities LLP. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss of goodwill. See Note 15 of Notes to Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 17.8% of gross profit margin to the inventory cost amount plus 25.1% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2011, 2012 and 2013. The valuation losses of inventories recognized within cost of goods sold were Won 140 billion in 2011, Won 76 billion in 2012 and Won 49 billion in 2013.

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 103 billion, or 6.8% in total. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 102 billion, or 6.7% in total.

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

In our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB included in this annual report, such changes in presentation were not adopted. As a result, the presentation of results from operating activities in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit or loss in the our consolidated statements of comprehensive income prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our results from operating activities as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2011, 2012 and 2013 to the operating profit or loss as presented in our consolidated statements of comprehensive income prepared in accordance with K-IFRS after giving effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, for each of the corresponding years.

	For the Year Ended December 31,
	2011		2012		2013
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	5,408,102	￦	3,291,763	￦	2,574,401
Additions:
Loss on disposals of property, plant and equipment		60,550		65,486		121,133
Loss on disposal of investment property		8,826		3,197		522
Loss on disposals of assets held for sale		—		9,510		26,498
Idle tangible assets expenses		16,881		31,297		17,624
Impairment loss on other long-term assets		34,544		36,453		9,000
Impairment loss on assets held for sale		—		258,451		1,814
Impairment loss of property, plant and equipment		26,171		12,977		9,742
Impairment loss of investment property		23,397		1,053		22,943
Other bad debt expenses		11,155		44,115		111,065
Donations		66,558		73,963		60,940
Impairment losses on intangible assets		14,959		21,776		125,316
Penalty and default losses		39,551		149,437		19,340
Loss on disposal of wastes		30,585		45,480		15,231
Loss on disposal of investments in associates		—		15,119		19,404
Other provision expenses		—		—		65,896
Others		33,356		41,151		24,338

		366,533		809,465		650,806
Deductions:
Gain on disposals of property, plant and equipment		(13,812)		(42,290)		(14,177)
Rental revenues		(6,510)		(1,898)		(1,588)
Gain on disposals of intangible assets		(953)		(906)		(801)
Gain on disposals of investment in associates		(2,247)		(39,441)		(7,668)
Gain on disposal of assets held for sale		—		(193,333)		(101,611)
Grant income		(1,228)		(3,198)		(2,287)
Reversal of other bad debt allowance		(57,875)		—		—
Reversal of other provisions		(35,629)		(16,037)		—
Outsourcing income		(42,136)		(29,136)		(25,428)
Gain on disposal of wastes		(11,348)		(38,597)		(16,541)
Gain from claim compensation		(68,853)		(31,613)		(14,525)
Penalty income from early termination of contracts		(38,570)		(15,054)		(16,477)
Others		(27,780)		(36,617)		(27,970)

		(306,941)		(448,120)		(229,073)

Operating profit under K-IFRS after adoption of the amendments	￦	5,467,694	￦	3,653,108	￦	2,996,134

Operating Results — 2012 Compared to 2013

The following table presents our income statement information and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Revenue	￦	63,604	￦	61,865	￦	(1,740)	(2.7)%
Cost of sales		56,143		55,005		(1,138)	(2.0)

Gross profit		7,461		6,860		(601)	(8.1)
Administrative expenses		2,129		2,232		102	4.8
Selling expenses		1,679		1,632		(47)	(2.8)
Other operating income		448		229		(219)	(48.9)
Other operating expenses		809		651		(159)	(19.6)

Operating profit		3,292		2,574		(717)	(21.8)
Share of loss of equity-accounted investees		23		180		157	692.0
Finance income		2,897		2,381		(516)	(17.8)
Finance costs		2,798		2,829		32	1.1

Profit before income tax		3,368		1,946		(1,422)	(42.2)
Income tax expense		983		591		(392)	(39.9)

Profit for the period		2,386		1,355		(1,030)	(43.2)
Profit for the period attributable to owners of the controlling company		2,462		1,376		(1,086)	(44.1)
Loss for the period attributable to non-controlling interests		(76)		(21)		55	(72.3)

Revenue

The following table presents our revenue by segment and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	35,259	￦	31,795	￦	(3,464)	(9.8)%
Internal revenue		17,610		16,229		(1,381)	(7.8)

Total revenue from Steel Segment		52,869		48,024		(4,845)	(9.2)

Trading Segment:
External revenue		18,946		18,308		(638)	(3.4)
Internal revenue		7,468		7,611		144	1.9

Total revenue from Trading Segment		26,414		25,919		(494)	(1.9)

Construction Segment:
External revenue		4,676		6,897		2,221	47.5
Internal revenue		5,050		3,885		(1,165)	(23.1)

Total revenue from Construction Segment		9,726		10,782		1,056	10.9

Others Segment:
External revenue		4,724		4,865		141	3.0
Internal revenue		2,857		3,019		162	5.7

Total revenue from Others Segment		7,581		7,885		304	4.0

Total revenue prior to consolidation adjustments		96,589		92,609		(3,980)	(4.1)

Consolidation adjustments		(32,985)		(30,745)		(2,240)	(6.8)

Revenue	￦	63,604	￦	61,865		(1,740)	(2.7)

Our revenue decreased by 2.7%, or Won 1,740 billion, from Won 63,604 billion in 2012 to Won 61,865 billion in 2013 due to decreases in external revenues from the Steel Segment and the Trading Segment, which were offset in part by increases in external revenues from the Construction Segment and the Others Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 9.8%, or Won 3,464 billion, from Won 35,259 billion in 2012 to Won 31,795 billion in 2013 primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers, as well as a decrease in our sales volume of the principal steel products produced by us and directly sold to external customers. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 6.8% from Won 1,070,565 per ton in 2012 to Won 998,012 per ton in 2013, while the overall sales volume of the principal steel products produced by us and directly sold to external customers decreased by 2.9% from 30.0 million tons in 2012 to 29.1 million tons in 2013. Such factors were principally attributable to the following:

•

The unit sales prices in Won for all of our principal product lines of steel products produced by us and directly sold to external customers decreased from 2012 to 2013, ranging from a decrease of 2.7% for stainless steel products to a decrease of 13.9% for cold rolled products. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of hot rolled products, plates and silicon steel sheets produced by us and directly sold to external customers decreased by 11.1%, 7.1% and 0.8%, respectively, from 2012 to 2013. On the other hand, our sales volume of wire rods, stainless steel and cold rolled products produced by us and directly sold to external customers increased by 13.3%, 4.4% and 0.4%, respectively, from 2012 to 2013. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 9.2%, or Won 4,845 billion, from Won 52,869 billion in 2012 to Won 48,024 billion in 2013, as internal revenue from inter-company transactions decreased from 2012 to 2013 due to a decrease in reliance on sales subsidiaries for the sale of our steel products.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 3.4%, or Won 638 billion, from Won 18,946 billion in 2012 to Won 18,308 billion in 2013 primarily due to a decrease in external revenues of Daewoo International and our other trading subsidiaries from 2012 to 2013, reflecting market conditions related to the prolonged slowdown of the global economy that has been characterized by weaker demand and falling prices for export and import products and reduced trading volume.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, decreased by 1.9%, or Won 494 billion, from Won 26,414 billion in 2012 to Won 25,919 billion in 2013, primarily due to the reasons stated above, which was partially offset by an increase in reliance on sales subsidiaries by us on our steel trading activities.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 47.5%, or Won 2,221 billion, from Won 4,676 billion in 2012 to Won 6,897 billion in 2013 primarily due to increases in POSCO E&C’s construction activities of architectural works.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, increased by 10.9%, or Won 1,056 billion, from Won 9,726 billion in 2012 to

Won 10,782 billion in 2013 primarily due to an increase in revenue of POSCO E&C by 17.6%, or Won 1,520 billion, from Won 8,637 billion in 2012 to Won 10,155 billion in 2013. POSCO E&C’s revenue increased primarily due to the reasons stated above, which was partially offset by a decrease in internal revenue from inter-company transactions by 23.1%, or Won 1,165 billion, from Won 5,050 billion in 2012 to Won 3,885 billion in 2013 primarily due to a decrease in the amount of construction activities for POSCO.

Others Segment. The Others Segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 3.0%, or Won 141 billion, from Won 4,724 billion in 2012 to Won 4,865 billion in 2013 primarily due to an increase in revenue of POSCO Energy Corporation as it increased its power generation capacity in the second half of 2012.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 4.0%, or Won 304 billion, from Won 7,581 billion in 2012 to Won 7,885 billion in 2013, primarily due to an increase in revenue of POSCO Energy Corporation by 3.4%, or Won 92 billion, from Won 2,809 billion in 2012 to Won 2,901 billion in 2013.

Cost of Sales

Our cost of sales decreased by 2.0%, or Won 1,138 billion, from Won 56,143 billion in 2012 to Won 55,005 billion in 2013. The decrease in cost of sales was primarily due to decreases in our sales volume of steel products and trading activities as discussed above, as well as decreases in the average price in Won terms of key raw materials that were used to manufacture our finished steel products sold, which were partially offset by increases in our construction activities and sales volume of non-steel products.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment	￦	47,616	￦	43,274	￦	(4,342)	(9.1)%
Trading Segment		25,287		24,816		(471)	(1.9)
Construction Segment		8,937		9,848		911	10.2
Others Segment		6,771		7,123		353	5.2
Consolidation adjustments		(32,468)		(30,057)		2,411	(7.4)

Cost of sales	￦	56,143	￦	55,005		(1,138)	(2.0)

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation adjustments, decreased by 9.1%, or Won 4,342 billion, from Won 47,616 billion in 2012 to Won 43,274 billion in 2013, primarily due to decreases in the average price in Won terms of coal and other key raw materials (other than iron ore) that were used to manufacture our finished goods sold as well as in our sales volume of the principal steel products produced by us and directly sold to external customers. For a discussion of fluctuations in prices of our key raw materials, see “Item 4.B. Business Overview — Raw Materials.”

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, decreased by 1.9%, or Won 471 billion, from Won 25,287 billion in 2012 to Won 24,816 billion in 2013, primarily due to a decrease in our trading volumes.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, increased by 10.2%, or Won 911 billion, from Won 8,937 billion in 2012 to Won 9,848 billion in 2013, primarily due to an increase in the construction activities of POSCO E&C.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, increased by 5.2%, or Won 353 billion, from Won 6,771 billion in 2012 to Won 7,123 billion in 2013, primarily due to costs related to an increase in POSCO Energy Corporation’s power generation activities in 2013 resulting from an increase in its power generation capacity in the second half of 2012.

Gross Profit

Our gross profit decreased by 8.1%, or Won 601 billion, from Won 7,461 billion in 2012 to Won 6,860 billion in 2013 primarily due to a decrease in gross profit of our Steel Segment. Our gross margin decreased from 11.7% in 2012 to 11.1% in 2013.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2012 and 2013.

	For the Year Ended December 31,				Changes
					2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment	￦	5,253	￦	4,749	￦	(504)	(9.6)%
Trading Segment		1,127		1,103		(24)	(2.1)
Construction Segment		789		934		145	18.4
Others Segment		810		761		(49)	(6.1)
Consolidation adjustments		(518)		(688)		(170)	32.9

Gross profit	￦	7,461	￦	6,860		(601)	(8.1)

Steel Segment. The gross profit of our Steel Segment, prior to consolidation adjustments, decreased by 9.6%, or Won 504 billion, from Won 5,253 billion in 2012 to Won 4,749 billion in 2013 primarily due to a decrease in the average unit sales price per ton of our principal steel products as well as a decrease in the overall sales volume of our principal steel products, as discussed above, which were partially offset by a decrease in the average price in Won terms of coal and other key raw materials (other than iron ore) that were used to manufacture our finished steel product sold. The gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, remained constant at 9.9% in 2012 and 2013.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation adjustments, decreased by 2.1%, or Won 24 billion, from Won 1,127 billion in 2012 to Won 1,103 billion in 2013, reflecting market conditions related to the prolonged slowdown of the global economy as discussed above. The gross margin of our Trading Segment, prior to consolidation adjustments, remained constant at 4.3% in 2012 and 2013.

Construction Segment. The gross profit of our Construction Segment, prior to consolidation adjustments, increased by 18.4%, or Won 145 billion, from Won 789 billion in 2012 to Won 934 billion in 2013, and the gross margin increased from 8.1% in 2012 to 8.7% in 2013 primarily due to POSCO E&C’s participation in construction projects with higher margins in 2013.

Others Segment. The gross profit of our Others Segment, prior to consolidation adjustments, decreased by 6.1%, or Won 49 billion, from Won 810 billion in 2012 to Won 761 billion in 2013, and the gross margin decreased from 10.7% in 2012 to 9.7% in 2013 as POSCO Energy Corporation’s gross margin was negatively impacted in 2013 from an increase in its power generation capacity in the second half of 2012 and the ramp-up of the capacity utilization rate.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Freight	￦	1,473	￦	1,433	￦	(40)	(2.7)%
Sales commissions		74		74		(0)	(0.5)
Sales promotion		18		27		10	54.8
Sales insurance premium		32		27		(5)	(15.7)
Contract cost		52		37		(15)	(28.5)
Others		30		34		4	13.4

Total selling expenses	￦	1,679	￦	1,632		(47)	(2.8)

Wages and salaries	￦	695	￦	755	￦	60	8.7%
Expenses related to defined benefit plan		61		67		6	10.2
Other employee benefits		171		166		(5)	(2.9)
Depreciation		219		228		10	4.5
Rental		93		110		17	18.1
Repairs		12		6		(6)	(51.5)
Advertising		56		106		50	89.4
Research and development		192		193		0	0.3
Service fees		264		240		(24)	(9.2)
Vehicle maintenance		22		12		(10)	(46.0)
Training		18		12		(6)	(32.2)
Warranty expense		13		19		6	45.1
Bad debt allowance		79		90		11	13.7
Others		234		227		(6)	(2.7)

Total administrative expenses	￦	2,129	￦	2,232		102	4.8

Total selling and administrative expenses	￦	3,808	￦	3,864		56	1.5

Our selling and administrative expenses increased by 1.5%, or Won 56 billion, from Won 3,808 billion in 2012 to Won 3,864 billion in 2013 primarily due to increases in labor-related expenses and advertising expense, which was partially offset by a decrease in freight expense and service fees. Such factors were principally attributable to the following:

•

Our labor-related expenses included in selling and administrative expenses, which consist of wages and salaries, expenses related to defined benefit plans and other employee benefits, increased by 6.6%, or Won 61 billion, from Won 927 billion in 2012 to Won 988 billion in 2013 primarily due to an increase in the number of employees and a rise in their wages.

•	Our advertising expense increased by 89.4%, or Won 50 billion, from Won 56 billion in 2012 to Won 106 billion in 2013 primarily due to diversification of our advertising channels.

•

Our freight expense decreased by 2.7%, or Won 40 billion, from Won 1,473 billion in 2012 to Won 1,433 billion in 2013 primarily due to decreases in freight rates as well as a decrease in our export volume.

•

Our service fees decreased by 9.2%, or Won 24 billion, from Won 264 billion in 2012 to Won 240 billion in 2013 primarily due to a decrease in professional advisory services provided to us resulting from our reduction in investment activities.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Gain on disposals of property, plant and equipment	￦	42	￦	14	￦	(28)	(66.5)%
Gain on disposals of investments in associates		39		8		(32)	(80.6)
Gain on disposals of assets held for sale		193		102		(92)	(47.4)
Reversal of other provisions		16		—		(16)	(100.0)
Outsourcing income		29		25		(4)	(12.7)
Gain on disposal of wastes		39		17		(22)	(57.1)
Gain from claim compensation		32		15		(17)	(54.1)
Penalty income from early termination of contracts		15		16		1	9.5
Others		43		33		(10)	(23.4)

Total other operating income	￦	448	￦	229		(219)	(48.9)

Our other operating income decreased by 48.9%, or Won 219 billion, from Won 448 billion in 2012 to Won 229 billion in 2013 primarily due to a decrease in our gain on disposal of assets held for sale. Our gain on disposal of assets held for sale decreased by 47.4%, or Won 92 billion, from Won 193 billion in 2012 to Won 102 billion in 2013. In 2012, we recognized a gain of Won 146 billion from Daewoo International’s disposal of Daewoo Cement (Shandong) Co., Ltd. to China United Cement Group Co., Ltd. in June 2012. In addition, we recognized a gain of Won 46 billion from Daewoo International’s disposal of its interest in Kyobo Life Insurance Co., Ltd. (“Kyobo Life Insurance”), subsequent to our impairment of Won 258 billion of such asset as described below. In 2013, we recognized a gain of Won 102 billion on disposal of assets held for sale primarily from our disposition of SK Telecom shares and SeAH Steel shares.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Loss on disposals of property, plant and equipment	￦	65	￦	121	￦	56	85.0%
Loss on disposals of asset held for sale		10		26		17	178.6
Idle tangible assets expenses		31		18		(14)	(43.7)
Impairment loss on other long-term assets		36		9		(27)	(75.3)
Impairment loss on assets held for sale		258		2		(257)	(99.3)
Impairment loss on investment property		1		23		22	2,078.8
Other bad debt expenses		44		111		67	151.8
Donations		74		61		(13)	(17.6)
Impairment losses on intangible assets		22		125		104	475.5
Penalty and default losses		149		19		(130)	(87.1)
Loss on disposal of wastes		45		15		(30)	(66.5)
Other provision expenses		—		66		66	N.A.
Others		72		54		(18)	(25.5)

Total other operating expenses	￦	809	￦	651		(159)	(19.6)

N.A. means not applicable.

Our other operating expenses decreased by 19.6%, or Won 159 billion, from Won 809 billion in 2012 to Won 651 billion in 2013, primarily due to significant decreases in our impairment loss on assets held for sale and penalty and default losses, which were partially offset by increases in our impairment losses on intangible assets, other bad debt expenses, other provision expenses and loss on disposals of property, plant and equipment. Such factors were principally attributable to the following:

•

Our impairment loss on assets held for sale decreased significantly, by Won 257 billion, from Won 258 billion in 2012 to Won 2 billion in 2013. We recognized an impairment loss on assets held for sale of Won 258 billion in 2012 related to a decrease in the market value of Daewoo International’s interest in Kyobo Life Insurance, compared to no such loss in 2013.

•

Our penalty and default losses decreased significantly, or Won 130 billion, from Won 149 billion in 2012 to Won 19 billion in 2013 primarily due to our payment of a fine imposed by the Korea Fair Trade Commission on us and POSCO Coated & Color Steel Co., Ltd. in 2012 for alleged antitrust violations.

•

Our impairment losses on intangible assets increased by more than five-fold, or Won 104 billion, from Won 22 billion in 2012 to Won 125 billion in 2013 due to impairment loss of Won 97 billion in POSCO Thainox Public Company Limited in 2013.

•

Our other bad debt expenses more than doubled, by Won 67 billion, from Won 44 billion in 2012 to Won 111 billion in 2013 due to increase in bad debt expenses of POSCO E&C related to some of its construction projects.

•

We recorded other provision expenses of Won 66 billion in 2013 compared to no such expense in 2012, as POSCO E&C recorded reserves for subrogation payments related to some of its construction projects.

•

Our loss on disposals of property, plant and equipment increased by 85.0%, or Won 56 billion, from Won 65 billion in 2012 to Won 121 billion in 2013 primarily due to loss resulting from the merger of Sungjin Geotec with POSCO Plantec in July 2013 as well as sale of certain assets of POSCO Energy Corporation in 2013.

Operating Profit

Due to the factors described above, our operating profit decreased by 21.8%, or Won 717 billion, from Won 3,292 billion in 2012 to Won 2,574 billion in 2013. Our operating margin decreased from 5.2% in 2012 to 4.2% in 2013.

Share of Loss of Equity-Accounted Investees

Our share of loss of equity-accounted investees increased nearly eight-fold, or by Won 157 billion, from Won 23 billion in 2012 to Won 180 billion in 2013. In 2012, we recognized a net loss for our proportionate share of equity-accounted investees of Won 23 billion primarily due to our share of loss of AMCI (WA) Pty Ltd. and Busan-Gimhae Light Rail Transit Co., Ltd., which was partially offset by our share of profit of Kyobo Life Insurance and KOBRASCO. In 2013, we recognized a net loss for our proportionate share of equity-accounted investees of Won 180 billion primarily due to our share of loss of POSCO Plantec, Roy Hill Holdings Pty Ltd. and CSF-Compania Siderurgica do Pecem, which was partially offset by our share of profit of KOBRASCO, Korea LNG Ltd. and CAML Resources Pty Ltd. For a discussion of our share of profits or losses of equity-accounted investees, see Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Interest income	￦	279	￦	260	￦	(18)	(6.6)%
Dividend income		124		59		(65)	(52.5)
Gain on foreign currency transactions		935		998		62	6.6
Gain on foreign currency translations		937		511		(426)	(45.4)
Gain on transactions of derivatives		408		370		(37)	(9.2)
Gain on valuations of derivatives		94		72		(22)	(23.5)
Gain on disposals of available-for-sale investments		112		106		(7)	(5.8)
Others		7		4		(3)	(40.0)

Total finance income	￦	2,897	￦	2,381		(516)	(17.8)

Interest expenses	￦	871	￦	658	￦	(214)	(24.5)%
Loss on foreign currency transactions		839		927		88	10.5
Loss on foreign currency translations		243		345		102	41.9
Loss on transactions of derivatives		309		287		(22)	(7.3)
Loss on valuations of derivatives		160		291		132	82.6
Impairment loss on available-for-sale investments		224		280		56	25.0
Loss on disposals of available-for-sale investments		36		4		(33)	(89.7)
Loss on Financial guarantee		38		6		(33)	(84.7)
Others		76		31		(45)`	(58.9)

Total finance costs	￦	2,798	￦	2,829		32	1.1

Our net gain on foreign currency translations decreased by 76.0%, or Won 527 billion, from Won 693 billion in 2012 to Won 166 billion in 2013, and our net gain on foreign currency transactions decreased by 27.1%, or Won 26 billion, from Won 96 billion in 2012 to Won 70 billion in 2013 as the Won appreciated against the Dollar and Yen in 2012 and 2013. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won appreciated from Won 1,153.3 to US$1.00 as of December 31, 2011 to Won 1,071.1 to US$1.00 as of December 31, 2012 and appreciated further to Won 1,055.3 to US$1.00 as of December 31, 2013. The Won appreciated against the Yen from Won 1,485.2 per Yen 100 as of December 31, 2011 to Won 1,247.5 per Yen 100 as of December 31, 2012 and appreciated further to Won 1,004.7 as of December 31, 2013. Against such appreciation, we recognized a more than three-fold increase in net loss on valuation of derivatives, or by Won 154 billion, from Won 65 billion in 2012 to Won 219 billion in 2013, as well as a decrease of 15.1% in net gain on transactions of derivatives, or Won 15 billion, from Won 99 billion in 2012 to Won 84 billion in 2013.

Our impairment loss on available-for-sale investments increased by 25.0%, or Won 56 billion, from Won 224 billion in 2012 to Won 280 billion in 2013 primarily due to a significant decline in the fair value of shares of KB Financial Group and others for a prolonged period, which was considered as objective evidence of impairment.

Our interest expenses decreased by 24.5%, or Won 214 billion, from Won 871 billion in 2012 to Won 658 billion in 2013 primarily due to a decrease in the average balance of our payables and financial liabilities as well as a general decrease in interest rates in Korea.

Income Tax Expense

Our income tax expense decreased by 39.9%, or Won 392 billion, from Won 983 billion in 2012 to Won 591 billion in 2013. Our effective tax rate increased from 29.2% in 2012 to 30.4% in 2013 primarily due to an increase in the amount of unrecognized deferred tax assets caused by net loss from our subsidiaries. See Note 35 of Notes to Consolidated Financial Statements.

Profit for the Period

Due to the factors described above, our profit for the period decreased by 43.2%, or Won 1,030 billion, from Won 2,386 billion in 2012 to Won 1,355 billion in 2013. Our net profit margin decreased from 3.8% in 2012 to 2.2% in 2013.

The following table presents our profit for the period by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment	￦	2,246	￦	1,449	￦	(797)	(35.5)%
Trading Segment		325		10		(316)	(97.1)
Construction Segment		345		147		(198)	(57.4)
Others Segment		301		197		(104)	(34.5)
Consolidation adjustments		(833)		(448)		384	(46.1)

Profit for the period	￦	2,386	￦	1,355		(1,030)	(43.2)

Operating Results — 2011 Compared to 2012

The following table presents our income statement information and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Revenue	￦	68,939	￦	63,604	￦	(5,335)	(7.7)%
Cost of sales		59,824		56,143		(3,681)	(6.2)

Gross profit		9,115		7,461		(1,654)	(18.1)
Administrative expenses		2,035		2,129		94	4.6
Selling expenses		1,612		1,679		67	4.1
Other operating income		307		448		141	46.0
Other operating expenses		367		809		443	120.8

Operating profit		5,408		3,292		(2,116)	(39.1)
Share of profit (loss) of equity-accounted investees		51		(23)		(73)	N.A.
Finance income		3,190		2,897		(293)	(9.2)
Finance costs		3,867		2,798		(1,069)	(27.6)

Profit before income tax		4,782		3,368		(1,414)	(29.6)
Income tax expense		1,068		983		(85)	(8.0)

Profit for the period		3,714		2,386		(1,329)	(35.8)

Profit for the period attributable to owners of the controlling company		3,648		2,462		(1,186)	(32.5)
Profit (loss) for the period attributable to non-controlling interests		66		(76)		(143)	N.A.

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

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2011 and 2012.

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Gain on disposals of property, plant and equipment	￦	14	￦	42	￦	28	206.2%
Gain on disposals of investments in associates		2		39		37	1,655.3
Gain on disposals of assets held for sale		—		193		193	N.A.
Reversal of other bad debt allowance		58		—		(58)	(100.0)
Reversal of other provisions		36		16		(20)	(55.0)
Outsourcing income		42		29		(13)	(30.9)
Gain on disposals of wastes		11		39		27	240.1
Gain from claim compensation		69		32		(37)	(54.1)
Penalty income from early termination of contracts		39		15		(23)	(61.0)
Others		36		43		6	16.9

Total other operating income	￦	307	￦	448		141	46.0

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

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Loss on disposals of property, plant and equipment	￦	61	￦	65	￦	5	8.2%
Idle tangible assets expenses		17		31		14	85.4
Impairment losses on other long-term assets		35		36		2	5.5
Impairment loss on assets held for sale		—		258		258	N.A.
Impairment loss of property, plant and equipment		26		13		(13)	(50.4)
Impairment loss of investment property		23		1		(22)	(95.5)
Other bad debt expenses		11		44		33	295.5
Donations		67		74		7	11.1
Penalty and default losses		40		149		110	277.8
Loss on disposal of wastes		31		45		15	48.7
Others		57		91		34	58.8

Total other operating expenses	￦	367	￦	809		443	120.8

N.A. means not applicable.

Our other operating expenses increased by Won 443 billion, from Won 367 billion in 2011 to Won 809 billion in 2012, primarily due to our impairment loss on assets held for sale in 2012 as well as an increase in our penalty and default losses. In 2012, we recorded an impairment loss on assets held for sale of Won 258 billion related to a decrease in market value of Daewoo International’s interest in Kyobo Life Insurance. Our penalty and default losses increased by Won 110 billion, from Won 40 billion in 2011 to Won 149 billion in 2012, primarily due to a fine of Won 118 billion imposed by the Korea Fair Trade Commission for price fixing galvanized steel sheets.

Operating Profit

Due to the factors described above, our operating profit decreased by 39.1%, or Won 2,116 billion, from Won 5,408 billion in 2011 to Won 3,292 billion in 2012. Our operating margin decreased from 7.8% in 2011 to 5.2% in 2012.

Share of Profit of Equity-Accounted Investees

We recognized a net profit for our proportionate share of equity-accounted investees of Won 51 billion in 2011 primarily due to our share of profit of Kyobo Life Insurance, SNNC Co., Ltd. and KOBRASCO, which were offset in part by our share of loss of Sungjin Geotec, AMCI (WA) Pty Ltd. and USS-POSCO Industries. However, we recognized a net loss for our proportionate share of equity-accounted investees of Won 23 billion in 2012 primarily due to our share of loss of AMCI (WA) Pty Ltd. and Busan-Gimhae Light Rail Transit Co., Ltd., which were offset in part by our share of profit of Kyobo Life Insurance and KOBRASCO. For a discussion of our share of profits or losses of equity-accounted investees, see Note 11 of Notes to Consolidated Financial Statements.

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

Income Tax Expense

Our income tax expense decreased by 8.0%, or Won 85 billion, from Won 1,068 billion in 2011 to Won 983 billion in 2012 primarily due to a 29.6% decrease in profit before income tax expense, which was partially offset by increases in adjustments related to difference in tax rate and unrealized deferred tax assets. See Note 35 of Notes to Consolidated Financial Statements. Our effective tax rates increased from 22.3% in 2011 to 29.2% in 2012 primarily due to our disposition of Daewoo International’s interest in Kyobo Life Insurance in September 2012.

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

					Changes
	For the Year Ended December 31,				2011 versus 2012
	2011		2012		Amount		%
	(In billions of Won)
Steel Segment	￦	3,689	￦	2,246	￦	(1,443)	(39.1)%
Trading Segment		195		325		130	66.5
Construction Segment		155		345		191	123.3
Others Segment		155		301		146	94.3
Consolidation adjustments		(480)		(833)		(352)	73.3

Profit for the period	￦	3,714	￦	2,386		(1,329)	(35.8)

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	(In billions of Won)
Net cash provided by operating activities	￦	1,692	￦	7,319	￦	4,858
Net cash used in investing activities		(5,517)		(6,169)		(8,752)
Net cash provided by (used in) financing activities		4,900		(908)		3,532
Effect of exchange rate fluctuations on cash held		3		(161)		(111)
Cash and cash equivalents at beginning of period		3,521		4,599		4,681
Cash and cash equivalents at end of period		4,599		4,681		4,209
Net increase (decrease) in cash and cash equivalents		1,078		82		(472)

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we have also engaged in the acquisition of treasury shares.

Net cash used in investing activities was Won 5,517 billion in 2011, Won 6,169 billion in 2012 and Won 8,752 billion in 2013. These amounts included acquisition of property, plant and equipment of Won 5,331 billion in 2011, Won 7,055 billion in 2012 and Won 6,570 billion in 2013. We plan to spend between Won 6 trillion to Won 7 trillion in capital expenditures in 2014, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net disposals of short-term financial instruments of Won 1,238 billion in 2011 and Won 232 billion in 2012, and net acquisition of short-term financial instruments of Won 548 billion in 2013. We also had net disposals of available-for-sale investments of Won 89 billion in 2011 and Won 393 billion in 2012, and net acquisition of available-for-sale investments of Won 40 billion in 2013.

In our financing activities, we used cash of Won 1,746 billion in 2011, Won 1,884 billion in 2012 and Won 2,846 billion in 2013 for repayments of borrowings. We paid dividends on common stock in the amount of Won 771 billion in 2011, Won 752 billion in 2012 and Won 649 billion in 2013.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for our related companies’ indebtedness. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2013.

	Payments Due by Period
Contractual Obligations	Total		Less Than 1 Year		1 to 3 Years		4 to 5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	18,842	￦	3,348	￦	3,437	￦	2,877	￦	9,179
Interest payments on long-term debt (b)		1,942		499		774		386		282
Capital lease obligations (c)		28		9		10		10		—
Operating lease obligations (d)		33		25		8		—		—
Purchase obligations (e)		40,622		17,735		17,122		9,143		2,894
Accrued severance benefits (f)		1,488		79		199		263		948

Total	￦	62,956	￦	21,696	￦	21,549	￦	12,680	￦	13,303

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2013, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2013 in calculating the interest payments on long-term debt for the periods indicated.

(c)	We entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a vessel for transporting plates and other products.

(d)	We acquired certain tools and equipment under operating lease agreements with Orix Rentec Korea Co., Ltd. and others.

(e)	Our purchase obligations include supply contracts to purchase iron ore, coal, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2013, 193 million tons of iron ore and 14 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tanggun LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2013 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(f)	Represents, as of December 31, 2013, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities increased by 332.7%, or Won 5,628 billion, from Won 1,692 billion in 2011 to Won 7,319 billion in 2012. Our gross cash inflow from our sales activities decreased as discussed above. However, our overall net cash provided by operating activities increased as a result of a decrease in our inventory and better management of outstanding trade accounts and notes receivables. Our inventory decreased primarily due to a decrease in the price of raw materials as well as our management of inventory levels in preparation for a decrease in demand due to continuing uncertainties in the global economy.

Our net cash provided by operating activities decreased by 33.6%, or Won 2,461 billion, from Won 7,319 billion in 2012 to Won 4,858 billion in 2013. Our gross cash flow from our sales activities decreased as discussed above. In addition, we continued to manage our inventory levels in 2013 in response to a decrease in demand resulting from continuing uncertainties in the global economy. The inventory turnover was faster in 2013 compared to 2012 as we maintained a relatively lower inventory level in 2013 compared to 2012. Our outstanding trade accounts and notes receivables also increased in 2013, as we extended payment terms for some of our key customers, which in turn negatively impacted our net cash provided by operating activities.

Net proceeds from borrowings, after deducting for repayment of borrowings, were Won 5,322 billion in 2011, Won 1,123 billion in 2012 and Won 2,253 billion in 2013. Net proceeds from short-term borrowings, after deducting for repayment of short-term borrowings, were Won 52 billion in 2011 and Won 87 billion in 2013. We had net repayments of short-term borrowings of Won 1,412 billion in 2012. We also raised Won 1,495 billion from our issuances of hybrid bonds in 2013, which are accounted for as part of our equity. Long-term borrowings, excluding current installments, were Won 16,020 billion as of December 31, 2011, Won 14,412 billion as of December 31, 2012 and Won 15,533 billion as of December 31, 2013. Total short-term borrowings and current installments of long-term borrowings were Won 10,792 billion as of December 31, 2011, Won 10,509 billion as of December 31, 2012 and Won 10,714 billion as of December 31, 2013. Outstanding hybrid bonds were Won 997 billion as of December 31, 2013. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 54.54% as of December 31, 2011, 47.70% as of December 31, 2012 and 48.09% as of December 31, 2013.

We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. We also generated cash of Won 164 billion in 2011 and Won 14 billion in 2013 from the sale of our treasury shares. We also generated cash of Won 580 billion from our disposal of a portion of our holdings of shares in SK Telecom, KB Financial Group and Hana Financial Group in 2012 and Won 128 billion from our disposal of additional shares in SK Telecom in 2013. In addition, we generated cash of Won 1,151 billion in September 2012 from Daewoo International’s disposal of its interest in Kyobo Life Insurance.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 13,952 billion as of December 31, 2011, Won 11,791 billion as of December 31, 2012 and Won 11,425 billion as of December 31, 2013. Our holding of cash and cash equivalents were Won 4,599 billion as of December 31, 2011, Won 4,681 billion as of December 31, 2012 and Won 4,209 billion as of December 31, 2013. Our holding of other receivables and other short-term financial assets were Won 3,656 billion as of December 31, 2011, Won 3,846 billion as of December 31, 2012 and Won 4,861 billion as of December 31, 2013. As of December 31, 2013, approximately 24.4% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 2,533 billion as of December 31, 2013, none of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 5,331 billion in 2011, Won 7,055 billion in 2012 and Won 6,570 billion in 2013. We plan to spend between Won 6 trillion to Won 7 trillion in capital expenditures in 2014, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2013:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2013
	(In billions of Won)
Steel Segment:
Miscellaneous capital expenditures, including rationalization of furnace no. 2 and construction of production infrastructure for new businesses	December 2016	3,534	173
Optimization of Pohang Works facilities	January 2014	2,212	169
Construction of no. 4 hot rolling mill at Gwangyang Works	October 2014	1,626	448
Upgrading of raw materials treatment and transportation facilities	September 2016	1,301	247
Construction of cold rolling mill by POSCO Maharashtra Steel Private Limited	June 2014	629	108
Construction of steel manufacturing plant by POSCO SS-VINA	December 2014	617	174
Construction of off-gas power plant by POSCO Energy	March 2014	292	26
Rationalization of rolling mill by POSCO Specialty Steel	May 2014	167	17
Trading Segment:
Construction of under-sea pipeline and on-land gas terminal by Daewoo International	April 2014	236	11
Acquisition of Northeast Asia Trade Tower by Daewoo International	July 2014	208	187
Others Segment:
Construction of backup power plant no. 1 and no. 2 in Incheon by POSCO Energy	January 2015	1,063	433
Construction of power plant in Pohang by POSCO Energy	March 2014	595	29

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2013, POSCO Technical Research Laboratories employed 1,049 personnel, including 462 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

We recorded research and development expenses of Won 380 billion as cost of sales in 2011, Won 385 billion in 2012 and Won 370 billion in 2013, as well as research and development expenses of Won 212 billion as selling and administrative expenses in 2011, Won 192 billion in 2012 and Won 193 billion in 2013.

Our research and development program has filed over thirty-two thousand industrial rights applications relating to steel-making technology, approximately one-third of which were registered as of December 31, 2013, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2012 and 2013, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Inside Directors

Our current Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Years with POSCO	Age	Expiration of Term of Office
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	—	0	25	63	March 2017
Kim, Jin-Il	President and Representative Director	Head of Steel Production Division	2	37	61	March 2015
Chang, In-Hwan	Senior Executive Vice President and Representative Director	Head of Steel Business Division	1	31	59	March 2015
Yoon, Dong-Jun	Senior Executive Vice President	Head of Corporate Infrastructure Division	0	27	55	March 2016
Lee, Young-Hoon	Senior Executive Vice President	Head of Finance and Investment Division	0	27	54	March 2015

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets of Korea (the “FSCMA”).

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Lee, Chang-Hee	Chairman	Professor, Seoul National University	5	53	March 2015
Bemowski, James B.	Director	Vice Chairman, Doosan Co., Ltd.	2	60	March 2015
Shin, Chae-Chol	Director	Former Chairman and CEO, IBM Korea Inc.	1	66	March 2015
Lee, Myoung-Woo	Director	President, Dongwon Industries	1	60	March 2016
Kim, Il-Sup	Director	President, Seoul School of Integrated Sciences & Technologies	0	67	March 2017
Sunwoo, Young	Director	Representative Lawyer, Rhi & Partners	0	58	March 2017
Ahn, Dong-Hyun	Director	Professor, Seoul National University	0	50	March 2017

The term of office of the Directors elected in March 2014 is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

Name	Position	Responsibility and Division	Years with POSCO	Age

Baek, Sung-Kwan	Senior Executive Vice President	General Superintendent, Gwangyang Works	33	58

Lee, Jung-Sik	Senior Executive Vice President	General Superintendent, Pohang Works	34	59

Park, Sung-Ho	Executive Vice President	Head of Technical Research Laboratories	31	57

Oh, In-Hwan	Executive Vice President	Department Manager of Steel Business Strategy Dept.	31	55

Yim, Chang-Hee	Executive Vice President	General Manager of Europe Office	28	57

Kim, Won-Ki	Executive Vice President	Department Manager of Global Marketing Coordination Dept.	32	57

Ko, Suk-Bum	Executive Vice President	Department Manager of Labor and Outside Services Dept.	29	56

Kim, Jhi-Yong	Executive Vice President	Center Manager of Steel Solution Center	21	52

Lee, Young-Ki	Executive Vice President	President, POSCO-Japan Co., Ltd.	28	54

Kim, Se-Hyun	Executive Vice President	Department Manager of Corporate Project Management Dept.	4	54

Chang, In-Hwa	Executive Vice President	Department Manager of New Business Development Dept.	3	58

Min, Kyung-Zoon	Senior Vice President	President, PT Krakatau POSCO Co., Ltd.	30	55

Shim, Tong-Wook	Senior Vice President	Department Manager of Corporate Audit Dept.	28	54

Kwon, Suk-Chul	Senior Vice President	President, POSCO-China Co., Ltd.	30	57

Lee, Tae-Ju	Senior Vice President	Department Manager of Steel Production Strategy Dept.	31	56

Yun, Ki-mok	Senior Vice President	Department Manager of Raw Materials Dept.	30	56

Kim, Jae-Yeol	Senior Vice President	President, Zhangjiagang Pohang Stainless Steel Co., Ltd.	28	54

Kim, Hong-Soo	Senior Vice President	Department Manager of Steel Investment & Technology Planning Dept.	31	56

Son, Chang Hwan	Senior Vice President	Department Manager of Automotive Materials Marketing Dept.	29	53

Sung, Gee-Woong	Senior Vice President	President, POSCO-India Private Ltd.	19	54

Jeong, Tak	Senior Vice President	Department Manager of Energy and Shipbuilding Materials Marketing Dept.	2	54

Chung, Chang-Hwa	Senior Vice President	Department Manager of Public Relations Dept.	18	52

Kim, Kwan Young	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	26	52

Yi, Kyung-Jo	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Gwangyang Works)	28	53

Ha, Young-Sul	Senior Vice President	Department Manager of Plant, Equipment and Materials Procurement Dept.	27	55

Nam, Cheol-Soon	Senior Vice President	Department Manager of Stainless Steel Marketing Dept.	1	53

Hwangbo, Won	Senior Vice President	President, POSCO-Mexico Co., Ltd.	24	50

Kim, Byung-Hwi	Senior Vice President	President, POSCO-South Asia Co., Ltd.	24	50

Choi, Seung-Deug	Senior Vice President	Department Manager of New Business Investment & Technology Planning Dept.	6	52

Name	Position	Responsibility and Division	Years with POSCO	Age

Kim, Jun-Hyung	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Pohang Works)	28	51

Oh, Hyoung-Soo	Senior Vice President	President, POSCO-Thainox Co., Ltd.	28	53

Park, Joo-Cheul	Senior Vice President	Deputy General Superintendent (Maintenance, Pohang Works)	27	53

Park, Young-Kwan	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	28	55

Son, Geon-Jae	Senior Vice President	Deputy General Superintendent (Maintenance, Gwangyang Works)	26	52

Joo, Sang-Hoon	Senior Vice President	General Manager of Gwangyang Research Lab.	23	54

Kim, Dong-Ho	Senior Vice President	President, CSP	29	54

Yun, Han-Kuen	Senior Vice President	General Manager of Pohang Research Lab	31	55

Choi, Jong-Jin	Senior Vice President	Department Manager of Human Resources Dept.	26	50

Choi, Joo	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Gwangyang Works)	30	55

Kang, Seog-Beom	Senior Vice President	Department Manager of Wire Rod Marketing Dept.	28	53

Kwon, Woo-Taeck	Senior Vice President	Department Manager of Investment Planning & Engineering Dept.	28	54

Bang, Gil-Ho	Senior Vice President	Department Manager of Hot Rolled and Construction Steel Materials Marketing Dept.	25	52

Yun, Yang-Su	Senior Vice President	President, POSCO-Vietnam Co., Ltd	25	50

Yang, Weon-Jun	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	25	48

Lee, Won-Hwi	Senior Vice President	Department Manager of Electrical and Electronic Materials Marketing Dept.	24	50

Noh, Min-Yong	Senior Vice President	Department Manager of Finance Dept.	24	50

Lee, Eun-Seok	Senior Vice President	Deputy General Superintendent (Stainless Steel Production, Pohang Works)	28	53

Song, Se-Bin	Executive Vice President	Legal Affairs Dept.	3	51

Lee, Hoo-Geun	Executive Vice President	Finance and Investment Division	31	56

An, Tong-Il	Executive Vice President	Steel Production Division	27	54

Jeong, Chul-Gyu	Executive Vice President	Steel Production Division	31	58

Yu-Seong	Executive Vice President	Finance and Investment Division	28	57

Hwang, Seok-Joo	Executive Vice President	Corporate Infrastructure Division	28	51

Cho, Chung-Myong	Executive Vice President	Value Management Department	24	53

Kim, Myoung- Kyun	Senior Vice President	Public Relations Department	35	59

Kim, Jeong-Sik	Senior Vice President	Steel Production Division	31	57

Lee, Yun-Yong	Senior Vice President	Finance and Investment Division	26	56

Chon, Jung-Son	Senior Vice President	Value Management Department	27	51

Chin, Kwang-Geun	Senior Vice President	Technical Research Laboratories	29	56

Cho, Yong-Doo	Senior Vice President	Value Management Department	4	53

Shin, Geon	Senior Vice President	Technical Research Laboratories	32	56

Kim, Jae-Seok	Senior Vice President	Finance and Investment Division	29	56

Moon, Hee-Kyung	Senior Vice President	Steel Production Division	31	56

Cho, Il-Hyun	Senior Vice President	Steel Production Division	27	52

Lee, Jong-Sub	Senior Vice President	Steel Business Division	30	57

Name	Position	Responsibility and Division	Years with POSCO	Age

Park, Yong-Kyu .	Senior Vice President	Steel Production Division	29	54

Yoo, Sun-Hee	Senior Vice President	Corporate Infrastructure Division	2	52

Kwak Jeong-Shik	Senior Vice President	Value Management Department	26	56

Lee, Young-Woo	Senior Vice President	Steel Business Division	25	53

Lee, Chang-Sun	Senior Vice President	Technical Research Laboratories	26	56

Kim, Gyo-Sung	Senior Vice President	Steel Business Division	29	52

Yi, Sang-Ho	Senior Vice President	Technical Research Laboratories	29	53

Oh, Sung-Chel	Senior Vice President	Value Management Department	27	54

Hong, Moon-Hi	Senior Vice President	Steel Production Division	27	48

Yang, Seong-Sik	Senior Vice President	Steel Business Division	28	52

Yoo, Byeong-Og	Senior Vice President	Raw Materials Department	25	51

Shin, Hak Kyun	Senior Vice President	Raw Materials Department	2	51

Han Chan-Hee	Senior Vice President	Technical Research Laboratories	28	55

Lee, Ju-Tae	Senior Vice President	Secretariat Department	26	50

Bae, Jae-Tak	Senior Vice President	Steel Business Division	26	49

Ha, Kyung-Sik	Senior Vice President	Raw Materials Department	24	51

Won, Hyung-Il	Senior Vice President	Legal Affairs Department	2	45

Item 6.B.  Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 31.4 billion in 2013 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 6.3 billion in 2013.

The compensation of our directors and executive officers who received total annual compensation exceeding Won 500 million in 2013 were as follows:

Name	Position	Total Compensation in 2013		Long-term Incentive Compensation for Payment Subsequent to 2013
		(In millions of Won)
Chung, Joon-Yang	Chief Executive Officer and Representative Director	￦	1,954	￦343 in 2014 and ￦343 in 2015

Park, Ki-Hong	President and Representative Director		809	—

Kim, Joon-Sik	President and Representative Director		809	—

Chang, In-Hwan	Senior Executive Vice President and Representative Director		588	—

Kim, Yeung Gyu	Senior Executive Vice President		576	—

Park, Han-Yong (1)	President and Representative Director		1,204	225 in 2014 and 225 in 2015

Cho, Noi-Ha (2)	Senior Executive Vice President		1,298	68 in 2014 and 68 in 2015

(1)	Includes severance payment of Won 580 million.

(2)	Includes severance payment of Won 1,027 million.

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

Item 6.C.  Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Lee, Myoung-Woo (committee chair), Kim, Il-Sup, Ahn, Dong-Hyun and one Inside Director, Yoon, Dong-Jun. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Shin, Chae-Chol (committee chair), Lee, Chang-Hee, Lee, Myoung-Woo and Sunwoo, Young. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is composed of three Outside Directors, Shin, Chae-Chol (committee chair), James B. Bemowski, Ahn, Dong-Hyun and two Inside Directors, Chang, In-Hwan and Lee, Young-Hoon. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Kwon, Oh-Joon (committee chair), Kim, Jin-Il, Chang, In-Hwan, Yoon, Dong-Jun and Lee, Young-Hoon. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Kim, Il-Sup (committee chair), Lee, Chang-Hee and Sunwoo, Young.

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

Related Party Transactions Committee

The Related Party Transaction Committee is composed of three Outside Directors, Kim, Il-Sup (committee chair), Lee, Chang-Hee and Sunwoo, Young. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D.  Employees

As of December 31, 2013, we had 34,713 employees, including 16,881 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 35,094 employees, including 17,471 persons employed by our subsidiaries, as of December 31, 2012, and 34,936 employees, including 17,383 persons employed by our subsidiaries, as of December 31, 2011. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2013, only 12 of our employees were members of the POSCO labor union.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan, with a total unfunded portion of Won 133 billion as of December 31, 2013. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

As of December 31, 2013, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 1.70% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 21,850 common shares as of March 28, 2014, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Kwon, Oh-Joon	1,250
Lee, Hoo-Geun	672
Park, Joo-Chul	650
Park, Yong-Gyu	620
Shim, Tong-Wook	520
Yim, Chang-Hee	509
Lee, Yun-Yong	494
Hwang, Seok-Joo	480
Kwon, Suk-Chul	480
Kim, Jeong-Sik	464
Lee, Jung-Sik	453
Jeong, Chul-Gyu	450
Park, Sung-Ho	446
Min, Kyung-Zoon	430
Kim, Kwan-Young	420
Kwon, Woo-Taeck	420
Song, Sebin	400
Yoon, Dong-Jun	381
Baek, Sung-Kwan	381
Chang, In-Hwan	374
Kim, Won-Ki	372
Kim, Hong-Soo	371
Kim, Jae-Seok	370
Lee, Young-Ki	360
Lee, Tae-Ju	347
Yang, Seong-Sik	343
Lee, Chang-Sun	340
Kim, Myung-Kyun	325
Kim, Dong-Ho	320
Yi, Sang-Ho	320
Han, Chan-Hee	320
Lee, Eun-Seok	320

Ko, Suk-Bum	306
Kim, Jin-Il	300
Yang, Weon-Jun	280
Yu, Seong	268
Yoo, Byeong-Og	265
Kang, Seog-Beom	264
Lee, Jong-Seob	261
Lee, Young-Woo	252
Cho, Il-Hyun	251
Choi, Joo	251
An, Tong-Il	250
Sung, Gee-Woong	247
Kim, Jhi-Yong	243
Park, Young-Kwan	221
Bae, Jae-Tak	212
Kwak, Jeong-Shik	209
Hwangbo, Won	202
Chon, Jung-Son	194
Lee, Young-Hoon	178
Kim, Gyo-Sung	175
Yun, Ki-Mok	172
Oh, In-Hwan	150
Shin, Geon	144
Moon, Hee-Kyung	143
Oh, Hyoung-Soo	143
Choi, Jong-Jin	141
Joo, Sang-Hoon	140
Yi, Kyung-Jo	130
Chung, Chang-Hwa	128
Chin, Kwang-Geun	112
Son, Chang-Hwan	104
Kim, Se-hyun	100
Chang, In-Hwa	100
Kim, Jae-Yeol	100
Yun, Yang-Su	100
Kim, Byung-Hwi	99
Kim, Jun-Hyung	99
Hong, Moon-Hi	76
Oh, Sung-Chel	59
Ha, Young-Sul	52
Cho, Yong-Doo	50
Jeong, Tak	50
Choi, Seung-Duk	50
Noh, Min-Yong	50
Yoo, Sun-Hee	49
Yun, Han-Keun	36
Nam, Cheol-Soon	30
Bang, Gil-Ho	12
Cho, Chung-Myong	—
Son, Geon-Jae	—
Shin, Hak-Kyun	—
Lee, Ju-Tae	—
Ha, Kyung-Sik	—
Lee, Won-Hwi	—
Won, Hyung-Il	—

Total	21,850

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

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option. Currently, there are no outstanding exercisable stock options. The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of May 9, 2014.

	Grant Date	Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options
Director		From	To
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Kim, Jin-II	April 25, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2013.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	6,577,907	7.54%
Nippon Steel & Sumitomo Metal Corporation (1)	4,394,712	5.04
Hyundai Heavy Industries	2,197,707	2.52
Pohang University of Science and Technology	1,905,000	2.18
KB Financial Group Inc. and subsidiaries	1,846,994	2.12
Directors and executive officers as a group	20,618	0.02
Public (2)	62,840,686	72.08
POSCO (held in the form of treasury stock)	7,403,211	8.49

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2013, there were 13,437,266 shares of common stock outstanding in the form of ADRs, representing 15.41% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees of Won 7,366 billion as of December 31, 2011, Won 9,140 billion as of December 31, 2012 and Won 9,704 billion as of December 31, 2013, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 of Notes to Consolidated Financial Statements.

As of December 31, 2011, 2012 and 2013, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-125.

Legal Proceedings

In recent years, we have become subject to a number of anti-dumping duties in India, Indonesia, Australia, Thailand, Brazil, Taiwan and Malaysia and a number of anti-dumping and countervailing duty investigations in several other countries, including the U.S., India and Canada. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

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

In April 2012, Nippon Steel & Sumitomo Metal Corporation filed civil lawsuits in Japan and the United States relating to claims of alleged improper acquisition and infringement of intellectual property rights related to production of grain oriented electrical steel sheets. Nippon Steel & Sumitomo Metal Corporation is seeking an injunction to prohibit us from manufacturing and selling the allegedly infringing products as well as seeking compensation of Won 991 billion. We plan to vigorously defend against such claims. With respect to the lawsuit in Japan, we have not recorded any provisions because we do not believe that we have any present obligations. With respect to the lawsuit in the United States, estimates of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified. Since we do not believe that we have any present obligations, we have not recorded any provision for this lawsuit.

The National Tax Service conducts periodic audits of tax payments and refunds of corporations in Korea. The latest round of such audit on us began in September 2013 and is scheduled to be completed by the end of April 2014. As part of such audit, the National Tax Service completed its initial round of investigation in March 2014 and assessed payment of Won 190 billion. We accounted for such payments in the first quarter of 2014. The National Tax Service may assess additional payment upon completion of its audit. We cannot predict the ultimate outcome of such investigation, and we plan to review the merit of any additional tax assessment made by the National Tax Service.

In May 2002, Industrial Development Bank of India Limited filed lawsuits against Daewoo International, Daewoo Motors India Ltd., Daewoo Co., Ltd. and Daewoo Engineering & Construction Co., Ltd. in the India Delhi Mumbai Court, seeking judgment relating to its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of Daewoo International). The total claim amount of such lawsuits is Won 76 billion, and Daewoo International recorded provision of Won 18 billion relating to its portion of the guarantee. The outcome of such lawsuits remains uncertain and Daewoo International’s provision is classified as a non-current liability as of December 31, 2013.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2013. Of these shares and as of such date, 79,783,624 shares were outstanding and 7,403,211 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2009	6,500	1,500	8,000
2010	7,500	2,500	10,000
2011	7,500	2,500	10,000
2012	6,000	2,000	8,000
2013	6,000	2,000	8,000

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

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of Shares)
2009
First Quarter	430,000	303,000	389,081
Second Quarter	435,000	369,000	390,866
Third Quarter	519,000	420,000	324,403
Fourth Quarter	619,000	472,500	293,724
2010
First Quarter	625,000	516,000	255,173
Second Quarter	560,000	434,500	343,367
Third Quarter	524,000	460,500	257,784
Fourth Quarter	538,000	448,500	299,776
2011
First Quarter	517,000	450,500	345,785
Second Quarter	565,000	421,000	282,070
Third Quarter	480,000	358,500	277,876
Fourth Quarter	351,000	308,000	235,063
2012
First Quarter	424,000	376,000	198,239
Second Quarter	385,000	351,500	169,135
Third Quarter	391,000	353,500	159,508
Fourth Quarter	367,000	308,000	202,895
2013
First Quarter	371,000	321,500	169,232
Second Quarter	326,000	292,500	182,277
Third Quarter	340,000	292,500	225,474
Fourth Quarter	338,000	307,500	183,055
October	321,500	307,500	178,051
November	330,000	317,000	181,486
December	338,000	326,500	189,957
2014
First Quarter	328,500	268,500	215,243
January	322,000	297,500	181,589
February	295,500	284,000	214,757
March	303,000	272,500	268,821
Second Quarter (through May 9)	328,500	268,500	216,869
April	321,000	290,000	213,465
May (through May 9)	307,000	299,500	149,802

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by The Bank of New York Mellon as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2013, 53,749,064 ADSs representing 13,437,266 common shares were outstanding, representing 15.41% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2009
First Quarter	79.11	47.14	212,268
Second Quarter	89.00	69.23	168,527
Third Quarter	108.08	80.73	491,455
Fourth Quarter	131.47	100.00	458,775
2010
First Quarter	140.10	108.23	429,700
Second Quarter	124.83	88.78	559,765
Third Quarter	113.98	94.67	344,102
Fourth Quarter	120.47	95.34	376,905
2011
First Quarter	117.57	100.50	403,646
Second Quarter	116.83	95.86	348,986
Third Quarter	112.41	76.01	344,454
Fourth Quarter	89.16	72.51	366,073
2012
First Quarter	94.06	80.28	268,347
Second Quarter	85.09	74.82	262,176
Third Quarter	85.55	77.21	190,260
Fourth Quarter	82.97	71.85	187,932
2013
First Quarter	86.69	72.41	258,130
Second Quarter	74.82	63.23	252,261
Third Quarter	78.75	64.29	186,347
Fourth Quarter	80.40	72.19	177,415
October	75.67	72.19	159,424
November	77.49	74.50	142,124
December	80.40	77.17	230,730
2014
First Quarter	75.88	64.03	298,320
January	75.88	67.97	301,742
February	69.90	66.40	275,099
March	70.05	64.03	315,906
Second Quarter (through May 9)	76.56	69.60	271,052
April	76.56	69.60	296,096
May (through May 9)	74.50	73.76	195,920

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

According to data published by the Korea Exchange, as of December 31, 2013, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,304 trillion, and the average daily trading volume of equity securities for 2013 was approximately 723 million shares with an average transaction value of Won 5,816 billion. The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,681.71	2,052.97	1,552.79	2,051.00	1.1	19.0
2011	2,063.69	2,231.47	1,644.11	1,825.12	1.3	13.1
2012	1,831.69	2,057.28	1,758.99	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.1	15.0
2014 (through May 9)	2,013.11	2,013.89	1,885.53	1,956.55	1.2	15.2

Source:	The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1985	342	￦	6,570	US$	7,381	18,925	￦	12,315	US$	13,834
1986	355		11,994		13,924	31,755		32,870		38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of US$) (1)	Thousands of Shares	(Millions of Won)	(Thousands of US$) (1)
1990	669	79,020	110,301	10,866	183,692	256,411
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	576,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	255,850	192,934	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,158	467,629	3,157,662	3,114,679
2006	731	704,588	757,948	279,096	3,435,180	3,695,331
2007	745	951,900	1,016,770	363,741	5,539,653	5,917,168
2008	763	576,888	458,758	352,599	3,211,039	2,553,510
2009	770	887,935	762,503	485,657	5,595,552	4,976,859
2010	777	1,141,885	1,006,243	380,859	5,619,768	4,952,210
2011	791	1,041,999	904,670	353,760	6,836,146	5,935,185
2012	930	1,154,294	1,078,578	486,479	4,823,642	4,507,234
2013	777	1,185,974	1,123,720	328,425	3,993,422	3,783,800
2014 (through May 9)	770	1,165,867	1,138,098	205,209	3,484,373	3,401,380

Source:	The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

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

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2013, 87,186,835 Common Shares were issued, of which 7,403,211 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of

Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2013, our employees owned, through our employee stock ownership association, approximately 0.01% of our common stock in their association accounts and 1.70% of our common stock in their employee accounts.

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

Our transfer agent is Kookmin Bank, located at 26, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea.

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws and the Financial Services Commission regulations (together, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including, among others:

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

The Investment Rules require a foreign investor who wishes to invest in shares for the first time on the Korea Exchange (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license or dealing license in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Enforcement Decree to the FSCMA. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

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

Item 10.E.  Taxation

The following summary is based upon tax laws of the United States and Korea as in effect on the date of this annual report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any foreign, state or local tax laws.

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

For a non-resident of Korea to obtain the benefits of treaty-reduced tax rates on certain Korean source income (e.g., capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agents) to submit to the payer of such Korean source income an application for treaty-reduced tax rates prior to receipt of such Korean source income; provided, however, that an owner of ADSs who is a non-resident of Korea is not required to submit such application, if the Korean source income on the ADSs is paid through an account opened at the Korea Securities Depository by a foreign depository.

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

Please consult your own tax advisers concerning the U.S. federal, state, local and other foreign tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the

Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 or 2013 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common stock or ADSs equal to the difference, if any, between the amount realized (Dollars) on the sale or exchange and your adjusted tax basis in the common stock or ADSs. Any gain realized by a U.S. holder on the sale or other disposition of common stock or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

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

Item 10.I.  Subsidiary Information

Not applicable

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities, and to changes in the commodity prices of principal raw materials. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures, primarily with respect to foreign exchange rate and interest rate risks, which are entered into with major financial institutions in order to minimize the risk of credit loss. Our market risk management policy determines the market risk tolerance level, measuring period, controlling responsibilities, management procedures, hedging period and hedging ratio very specifically. We also prohibit all speculative hedging transactions and evaluate and manage foreign exchange exposures to receivables and payables.

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net gain on derivatives transactions of Won 98 billion and net loss on valuation of derivatives of Won 65 billion in 2012, and we recorded net gain on derivatives transactions of Won 84 billion and net loss on valuation of derivatives of Won 219 billion in 2013.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2011				2012				2013
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(706)	￦	706	￦	(519)	￦	519	￦	(503)	￦	503
Japanese Yen		(212)		212		(178)		178		(4)		4
Euro		(34)		34		(1)		1		(125)		125

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

	For the Years Ended December 31,
	2011		2012		2013
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	26	￦	96	￦	106

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2013 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2013		December 31, 2012
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	3,026	666	707	568	573	3,900	9,439	9,523	6,995	7,113
Average weighted rate (1)	4.83%	3.93%	3.83%	4.66%	3.73%	4.20%	4.35%		3.68%
Variable rate	920	84	33	20	0	268	1,327	1,345	3,316	3,316
Average weighted rate (1)	3.71%	4.50%	4.93%	2.03%	2.69%	2.27%	3.47%		2.56%

Sub-total	3,946	750	740	588	573	4,169	10,766	10,868	10,311	10,429

Foreign currency, principally Dollars and Yen:
Fixed rate	2,283	155	846	169	928	2,533	6,913	6,988	7,666	8,069
Average weighted rate (1)	4.50%	1.88%	2.58%	4.72%	3.16%	3.64%	3.72%		2.90%
Variable rate	4,485	512	442	265	361	2,501	8,568	8,634	6,182	6,089
Average weighted rate (1)	1.64%	2.36%	1.34%	2.08%	1.99%	2.03%	1.81%		2.12%

Sub-total	6,768	667	1,288	434	1,289	5,034	15,481	15,623	13,848	14,158

Total	10,714	1,417	2,028	1,023	1,862	9,203	26,247	26,490	24,159	24,587

(1)	Weighted average rates of the portfolio at the period end.

Item 12.  Description of Securities Other than Equity Securities

Not applicable

Item 12.A. Debt Securities

Not applicable

Item 12.B. Warrants and Rights

Not applicable

Item 12.C. Other Securities

Not applicable

Item 12.D. American Depositary Shares

Fees and Charges

We switched our depositary from The Bank of New York Mellon to Citibank, N.A. in July 2013. Holders of our ADSs are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs upon deposit of shares	Up to $5.00 per 100 ADSs issued
Delivery of deposited shares against surrender of ADSs	Up to $5.00 per 100 ADSs surrendered
Distributions of cash dividends or other cash distributions	None
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	None
Distribution of securities other than ADSs or rights to purchase additional ADSs	None
General depositary services	None

Holders of our ADSs are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares);

•	expenses incurred for converting foreign currency into Dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit);

•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements; and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

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

Fees and Payments from the Depositary to Us

In 2013, we received the following payments from the depositary

Reimbursement of NYSE listing fees:	$50,289.00

Reimbursement of London Stock Exchange listing fees:	$5,773.80

Reimbursement of proxy process expenses (printing, postage and distribution):	$73,997.19

Contributions toward our investor relations efforts:	$108,820.97

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

c. Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which audited our consolidated financial statements as of, and for the year ended, December 31, 2013, has issued an audit report on the effectiveness of our internal control over financial reporting, which report is included in Item 18 of this Form 20-F.

d. Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The board of directors has approved the members of our audit committee. Kim, Il-Sup is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG, in 2011, 2012 and 2013:

	For the Year Ended December 31,
	2011		2012		2013
	(In millions of Won)
Audit fees	￦	5,846	￦	6,501	￦	5,356
Audit-related fees		946		170		90
Tax fees		687		1,730		1,110
Other fees		222		48		25

Total fees	￦	7,701	￦	8,449	￦	6,581

Audit fees in 2013 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2013 as set forth in the above table are the aggregate fees billed by KPMG for comfort letter services related to our securities offering.

Tax fees in 2013 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as tax planning and preparation of other related companies.

Other fees in 2013 as set forth in the above table are fees billed by KPMG primarily related to agreed-upon procedures for sales transactions of certain products.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2013:

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
Director Independence

Listed companies must have a majority of independent directors

Our articles of incorporation provide that our board of directors must comprise no less than a majority of Outside Directors. Our Outside Directors must meet the criteria for outside directorship set forth under the Korean Securities and Exchange Act.

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 6 out of 12 directors are Outside Directors. Under our articles of incorporation, we may have up to five Inside Directors and seven Outside Directors.

Nomination/Corporate Governance Committee

A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee	We have not established a separate nomination corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Inside Director.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Compensation Committee

A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.

Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management

We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee

Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website	We maintain an Audit Committee comprised of three Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

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

Item 16H. Mine Safety Disclosure

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.1	—	Articles of Incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 333-189473)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2012 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of POSCO’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992), and our report dated May 9, 2014 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

May 9, 2014

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

The Board of Directors and Stockholders

POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on POSCO’s internal control over financial reporting based on our audit.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated May 9, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

May 9, 2014

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2012 and 2013

	Notes	December 31, 2012		December 31, 2013
	(in millions of Won)
Assets
Cash and cash equivalents	4,5,23	￦	4,680,526	4,208,562
Trade accounts and notes receivable, net	6,17,23,28,29,37		11,037,973	11,492,601
Other receivables, net	7		1,997,152	1,890,423
Other short-term financial assets	8,23,37		1,849,281	2,970,665
Inventories	9		10,584,646	9,798,381
Current income tax assets	35		17,168	32,417
Assets held for sale	10		1,190	2,494
Other current assets	16		1,398,180	1,270,668

Total current assets			31,566,116	31,666,211

Long-term trade accounts and notes receivable, net	6,23		142,204	97,000
Other receivables, net	7		808,903	797,455
Other long-term financial assets	8,23		3,860,966	4,465,730
Investments in associates and joint ventures	11		3,039,261	3,808,693
Investment property, net	13		521,191	425,229
Property, plant and equipment, net	14		32,276,379	35,760,119
Intangible assets, net	15		5,662,361	5,929,840
Deferred tax assets	35		994,684	1,139,932
Other long-term assets	16		393,786	365,198

Total non-current assets			47,699,735	52,789,196

Total assets		￦	79,265,851	84,455,407

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2012 and 2013

	Notes	December 31, 2012		December 31, 2013
	(in millions of Won)
Liabilities
Trade accounts and notes payable	23,37	￦	4,389,195	4,231,322
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,509,348	10,713,646
Other payables	18		1,834,904	2,128,854
Other short-term financial liabilities	19,23,37		92,741	135,904
Current income tax liabilities	35		559,328	358,930
Provisions	20		77,831	107,329
Other current liabilities	22,29		2,311,654	2,565,174

Total current liabilities			19,775,001	20,241,159

Long-term trade accounts and notes payable	23,37		2,593	559
Long-term borrowings, excluding current installments	4,17,23		14,412,085	15,532,959
Other payables	18		243,922	206,634
Other long-term financial liabilities	19,23		117,713	260,021
Net defined benefit liabilities	21		345,688	273,160
Deferred tax liabilities	35		1,461,519	1,711,762
Long-term provisions	20		100,098	146,272
Other long-term liabilities	22		377,814	260,851

Total non-current liabilities			17,061,432	18,392,218

Total liabilities			36,836,433	38,633,377

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,104,814	1,078,266
Hybrid bonds	25		—	996,919
Reserves	26		(88,150)	(23,076)
Treasury shares	27		(2,391,406)	(1,579,124)
Retained earnings			40,346,481	41,090,649

Equity attributable to owners of the controlling company			39,454,142	42,046,037
Non-controlling interests	25		2,975,276	3,775,993

Total equity			42,429,418	45,822,030

Total liabilities and equity		￦	79,265,851	84,455,407

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011, 2012 and 2013

	Notes	2011		2012	2013
	(in millions of Won, except per share information)
Revenue	28,29,37	￦	68,938,725	63,604,151	61,864,650
Cost of sales	29,31,34,37		(59,823,850)	(56,142,892)	(55,004,591)

Gross profit			9,114,875	7,461,259	6,860,059
Selling and administrative expenses	30,34
Administrative expenses	31		(2,035,053)	(2,129,463)	(2,231,805)
Selling expenses			(1,612,128)	(1,678,688)	(1,632,120)

			(3,647,181)	(3,808,151)	(3,863,925)
Other operating income	32		306,941	448,120	229,073
Other operating expenses	32,34,37		(366,533)	(809,465)	(650,806)

Operating profit			5,408,102	3,291,763	2,574,401
Share of gain (loss) of equity-accounted investees, net	11		50,569	(22,702)	(179,809)
Finance income	23,33		3,190,419	2,897,063	2,380,838
Finance costs	23,33		(3,866,695)	(2,797,638)	(2,829,253)

Profit before income taxes			4,782,395	3,368,486	1,946,177
Income tax expense	35		(1,068,109)	(982,879)	(590,997)

Profit for the period			3,714,286	2,385,607	1,355,180

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	21		(30,577)	(62,527)	6,224
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(11,240)	(130,836)	(183,836)
Net changes in the unrealized fair value of available-for-sale investments	23		(1,231,758)	(81,471)	412,346
Foreign currency translation differences			1,666	(363,088)	(220,464)

Other comprehensive income (loss), net of tax			(1,271,909)	(637,922)	14,270

Total comprehensive income for the period		￦	2,442,377	1,747,685	1,369,450

Profit (loss) attributable to:
Owners of the controlling company		￦	3,648,136	2,462,081	1,376,396
Non-controlling interests			66,150	(76,474)	(21,216)

Profit for the period		￦	3,714,286	2,385,607	1,355,180

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	2,530,437	1,911,506	1,444,262
Non-controlling interests			(88,060)	(163,821)	(74,812)

Total comprehensive income for the period		￦	2,442,377	1,747,685	1,369,450

Basic and diluted earnings per share	36	￦	47,224	31,874	17,409

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011, 2012 and 2013

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2011	￦	482,403	1,101,561	—	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	—	3,648,136	3,648,136	66,150	3,714,286
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(12,276)	—	—	(12,276)	1,036	(11,240)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(1,227,050)	—	—	(1,227,050)	(4,708)	(1,231,758)
Foreign currency translation differences, net of tax		—	—	—	146,622	—	—	146,622	(144,956)	1,666
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(24,995)	(24,995)	(5,582)	(30,577)

Total comprehensive income		—	—	—	(1,092,704)	—	3,623,141	2,530,437	(88,060)	2,442,377

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(577,747)	(577,747)	(16,831)	(594,578)
Interim dividends		—		—	—		(193,111)	(193,111)	—	(193,111)
Changes in subsidiaries		—	—	—	—	—	—	—	247,483	247,483
Changes in ownership interests in subsidiaries		—	(20,694)	—	—	—	—	(20,694)	266,643	245,949
Acquisition of treasury shares		—	—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	—	73,153	—	142,306	—	142,306
Others		—	432	—	(9,158)	—	(30,505)	(39,231)	2,854	(36,377)

Total transactions with owners of the controlling company		—	48,891	—	(9,158)	11,857	(801,363)	(749,773)	500,149	(249,624)

Balance as of December 31, 2011	￦	482,403	1,150,452	—	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2011, 2012 and 2013

	Attributable to owners of the controlling company									Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total	Non-controlling interests
	(in millions of Won)
Balance as of January 1, 2012	￦	482,403	1,150,452	—	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	—	2,462,081	2,462,081	(76,474)	2,385,607
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(112,974)	—	—	(112,974)	(17,862)	(130,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(86,661)	—	—	(86,661)	5,190	(81,471)
Foreign currency translation differences, net of tax		—	—	—	(292,015)	—	—	(292,015)	(71,073)	(363,088)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(58,925)	(58,925)	(3,602)	(62,527)

Total comprehensive income		—	—	—	(491,650)	—	2,403,156	1,911,506	(163,821)	1,747,685

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)	(19,751)	(599,084)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)	—	(154,489)
Changes in subsidiaries		—	—	—	—	—	—	—	35,870	35,870
Changes in ownership interests in subsidiaries		—	(41,924)	—	—	—	—	(41,924)	715,148	673,224
Others		—	(3,714)	—	(1,926)	—	(32,328)	(37,968)	34,260	(3,708)

Total transactions with owners of the controlling company		—	(45,638)	—	(1,926)	—	(766,150)	(813,714)	765,527	(48,187)

Balance as of December 31, 2012	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2011, 2012 and 2013

	Attributable to owners of the controlling company									Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total	Non-controlling interests
	(in millions of Won)
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit for the period		—	—	—	—	—	1,376,396	1,376,396	(21,216)	1,355,180
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(166,787)	—	—	(166,787)	(17,049)	(183,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	412,453	—	—	412,453	(107)	412,346
Foreign currency translation differences, net of tax		—	—	—	(180,839)	—	—	(180,839)	(39,625)	(220,464)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	3,039	3,039	3,185	6,224

Total comprehensive income		—	—	—	64,827	—	1,379,435	1,444,262	(74,812)	1,369,450

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)	—	(154,490)
Changes in subsidiaries		—	—	—	—	—	—	—	40,506	40,506
Changes in ownership interests in subsidiaries		—	(31,417)	—	—	—	—	(31,417)	373,963	342,546
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919	498,468	1,495,387
Interest of hybrid bonds		—	—	—	—	—	(24,161)	(24,161)	(6,228)	(30,389)
Disposal of treasury shares		—	5,348	—	—	812,282	—	817,630	—	817,630
Others		—	(479)	—	247	—	6,851	6,619	(636)	5,983

Total transactions with owners of the controlling company		—	(26,548)	996,919	247	812,282	(635,267)	1,147,633	875,529	2,023,162

Balance as of December 31, 2013	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2012 and 2013

	Note	2011		2012	2013
		(in millions of Won)
Cash flows from operating activities
Profit for the period		￦	3,714,286	2,385,607	1,355,180
Adjustments for:
Depreciation			2,133,010	2,405,769	2,505,536
Amortization			133,289	157,991	180,014
Finance income			(1,734,280)	(1,553,200)	(1,012,281)
Finance costs			2,245,957	1,605,414	1,585,778
Income tax expense			1,068,109	982,879	590,997
Gain on disposal of property, plant and equipment			(13,812)	(42,290)	(14,177)
Loss on disposal of property, plant and equipment			60,550	65,486	121,133
Share of loss of equity-accounted investees			(50,569)	22,702	179,809
Cost for defined benefit plans			236,999	226,132	247,748
Warranty expense			(7,202)	25,127	111,364
Bad debt expenses			45,477	123,373	201,185
Loss on valuation of inventories			140,361	76,484	49,172
Impairment loss of assets held for sale			—	258,451	1,814
Impairment loss of goodwill and intangible assets			14,959	21,776	125,316
Gain on disposals of assets held for sale			—	(193,333)	(101,611)
Gain on disposals of investments in associates			(2,247)	(39,441)	(7,668)
Loss on disposals of investments in associates			—	15,119	19,404
Impairment loss of property, plant and equipment			26,171	12,977	9,742
Others, net			(32,406)	(2,314)	19,343

			4,264,366	4,169,102	4,812,618

Changes in operating assets and liabilities	39		(4,850,747)	1,933,358	(116,432)
Interest received			218,682	238,231	227,989
Interest paid			(745,111)	(874,711)	(797,316)
Dividends received			308,692	178,317	193,008
Income taxes paid			(1,218,602)	(710,448)	(816,912)

Net cash provided by operating activities			1,691,566	7,319,456	4,858,135

Cash flows from investing activities
Acquisitions of short-term financial instruments			(4,556,340)	(3,616,118)	(4,449,312)
Proceeds from disposal of short-term financial instruments			5,794,770	3,847,682	3,901,527
Increase in loans			(962,099)	(434,156)	(575,343)
Collection of loans			896,656	318,745	417,971
Acquisitions of available-for-sale investments			(322,046)	(307,712)	(309,469)
Proceeds from disposal of available-for-sale investments			411,061	700,686	269,363
Acquisitions of investments of equity-accounted investees			(740,971)	(492,681)	(1,076,763)
Proceeds from disposal of investments of equity-accounted investees			2,404	18,428	89,533
Acquisitions of property, plant and equipment			(5,330,968)	(7,054,543)	(6,569,613)
Proceeds from disposal of property, plant and equipment			140,221	272,948	82,153
Acquisitions of intangible assets			(574,753)	(448,214)	(543,666)
Proceeds from disposal of intangible assets			55,899	10,945	5,429
Proceeds from disposal of assets held for sale			—	1,268,545	126,809
Acquisitions of other investment assets			(450)	(128)	(9,258)
Proceeds from disposal of other investment assets			137,116	19,566	31,295
Cash received from (paid in) acquisition of business, net of cash acquired			(437,464)	(98,880)	5,729
Cash received from disposal of business			—	13,041	5,962
Acquisition of investment property			(157,072)	(29,689)	(20,945)
Disposal of investment property			107,443	42,616	8,464
Acquisition of long-term financial instruments			(34,374)	(178,163)	(123,703)
Other, net			54,101	(21,921)	(17,833)

Net cash used in investing activities		￦	(5,516,866)	(6,169,003)	(8,751,670)

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2011, 2012 and 2013

	Note	2011		2012	2013
		(in millions of Won)
Cash flows from financing activities
Proceeds from borrowings		￦	7,068,322	3,007,017	5,098,702
Repayment of borrowings			(1,746,487)	(1,884,140)	(2,845,957)
Proceeds from (repayment of) short-term borrowings, net			51,808	(1,412,138)	86,475
Proceeds from disposal of treasury shares			164,384	—	14,019
Payment of cash dividends			(770,858)	(751,908)	(648,580)
Proceeds from issuance of hybrid bonds			—	—	1,495,387
Payment of interest of hybrid bonds			—	—	(26,088)
Increase in non-controlling interests			146,264	208,187	363,044
Government grant received			64,603	1,631	6,371
Repayment of government grants			—	(64,263)	(139)
Other, net			(78,151)	(12,013)	(10,898)

Net cash provided (used in) by financing activities			4,899,885	(907,627)	3,532,336

Effect of exchange rate changes on cash held			3,052	(160,982)	(110,765)

Net increase in cash and cash equivalents			1,077,637	81,844	(471,964)
Cash and cash equivalents at beginning of the period			3,521,045	4,598,682	4,680,526

Cash and cash equivalents at end of the period		￦	4,598,682	4,680,526	4,208,562

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2012 and 2013

1.	General Information

General information about POSCO, its 39 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 172 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 100 associates and joint ventures are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through eight of its overseas liaison offices.

As of December 31, 2012 and 2013, POSCO’s shareholders are as follows:

	2012		2013
Shareholder’s name	Number of shares	Ownership (%)	Number of shares	Ownership (%)
National Pension Service	5,225,654	5.99	6,577,907	7.54
Nippon Steel & Sumitomo Metal Corporation (*1)	4,394,712	5.04	4,394,712	5.04
Hyundai Heavy Industries Co., Ltd. and subsidiaries (*2)	2,183,997	2.50	2,197,707	2.52
Pohang University of Science and Technology	1,905,000	2.18	1,905,000	2.18
KB Financial Group Inc. and subsidiaries (*2)	1,919,773	2.20	1,846,994	2.12
Others	71,557,699	82.09	70,264,515	80.60

	87,186,835	100.00	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2013, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2012 and 2013 are as follows:

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO Processing & Service	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO PLANTEC Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	—	—	—	Pohang
POSCO ICT	Computer hardware and software distribution	72.54	—	72.54	65.38	—	65.38	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE (former Seoung Gwang Co., Ltd.)	Business facility maintenance	69.38	30.62	100.00	54.46	11.77	66.23	Suncheon
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	94.74	—	94.74	72.09	—	72.09	Changwon
POSTECH Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO CHEMTECH	Manufacturing and sellings of refractories	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH (*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	—	22.11	22.11	—	—	—	Seoul
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	40.36	74.56	Cheonan
POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering CO., Ltd	Construction and engineering service	—	95.56	95.56	—	95.56	95.56	Seongnam
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	—	—	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	—	100.00	—	—	—	Pohang
POSCO AST	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Ansan
POSHIMETAL Co., Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
Poscoene	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POSCO Humans	Construction	85.25	—	85.25	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	—	—	Seongnam

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Steel Processing and Fabricating Center Co., LTD	Steel manufacturing	—	65.84	65.84	—	70.52	70.52	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	86.87	86.87	—	—	—	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.48	86.48	—	—	—	Incheon
Postech Early Stage Fund (*2)	Financial investment	—	10.00	10.00	—	—	—	Pohang
Busan E&E Co,. Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Financial investment	60.79	39.21	100.00	60.79	39.21	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Daewoo International Corporation	Trading and Energy & Resource development	60.31	—	60.31	60.31	—	60.31	Seoul
POSCO LED Co., Ltd.	LED lightening	16.70	63.30	80.00	16.70	63.30	80.00	Seongnam
Gunsan SPFC Co., Ltd.	Steel processing and sales	—	70.09	70.09	—	—	—	Gunsan
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
Reco Metal Co., Ltd.	Smelting of metal	—	100.00	100.00	—	—	—	Hwasung
New Altec Co., Ltd	Aluminum products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power plant design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
BLUE O&M Co., Ltd.	Service	—	100.00	100.00	—	—	—	Ulsan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	64.00	64.00	Jeju
POS-HiAL	Aluminum products manufacturing and sales	—	65.30	65.30	—	51.00	51.00	Youngam
MCM Korea	Iron ore sales & mine development	—	100.00	100.00	—	—	—	Seoul
Tancheonene Co., Ltd	Sewage heat energy supply	5.00	95.00	100.00	—	—	—	Seoul
IT Engineering (*2)	Automotive engineering service	—	—	—	—	17.00	17.00	Seoul
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	Hong Kong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	—	—	—	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
INTERNATIONAL BUSINESS CENTER CORPORATION	Leasing service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Guangdong) Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	Hong Kong
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BIOVENTURES I, L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA Stainless Steel Industry	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd.	Steel manufacturing	—	88.02	88.02	—	88.02	88.02	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	91.63	—	91.63	91.63	—	91.63	Vietnam
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	UAE
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	Electric control equipment manufacturing	—	100.00	100.00	—	100.00	100.00	China
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX, S.A. DE. C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POSCO MPC Servicios S.A. de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-Uruguay S.A	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS LIMITED	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus (Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman
								Islands
POSCO VST CO., LTD.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
Motta Resources Indonesia	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT PEN INDONESIA	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction — UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International (America) Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International (Deutschland) GmbH.	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO TEXTILE FERGANA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	68.30	68.30	—	68.30	68.30	China
POSCO MAURITIUS LIMITED	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
Myanmar Daewoo Limited	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO STC VINA LTD.	Textile manufacturing	—	100.00	100.00	—	—	—	Vietnam
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	—	—	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	—	—	Sudan

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO POWER AND INFRA (PTY) LTD.	Electricity	—	—	—	—	100.00	100.00	Republic of South Africa
PGSF, L.P.	Investment in Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	29.58	21.35	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical Industry	—	99.92	99.92	—	99.92	99.92	USA
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	70.00	70.00	—	100.00	100.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	—	—	Germany
POSCO FOUNDATION	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	70.00	70.00	England
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	—	—	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	—	—	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	—	—	Chile
SANTOSCMI S.A.	Construction	—	70.00	70.00	—	70.00	70.00	Ecuador
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOSCMI S.A. DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
COMPANIADEAUTOMATI ZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	—	—	Argentina
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Electrical Steel India Private Limited	Electrical Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon S.A.	Resource Development	—	100.00	100.00	—	100.00	100.00	Cameroon
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hong Kong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO RESOURCES INDONESIA	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
PT.POSCO ICT INDONESIA	IT service and Electric Control Engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	60.00	60.00	—	60.00	60.00	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd	Logistics	—	78.15	78.15	—	72.93	72.93	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT.Krakatau Posco Chemtech Calcination	Manufacturing and selling of quicklime	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Trading business	100.00	—	100.00	100.00	—	100.00	South Africa
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Costa Rica
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	68.41	68.41	—	68.41	68.41	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	99.00	99.00	—	99.00	99.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
		2012			2013
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	Steel sales	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human-resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO ENGINEERING (THAILAND) CO., LTD. (*2)	Chemical plant	—	—	—	—	48.90	48.90	Thailand
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	—	—	—	51.67	51.67	China
POSCO-Mory-Maruyasu PIPE	Common steel welded pipe manufacturing and selling	—	—	—	—	50.00	50.00	Japan
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	—	—	—	67.00	67.00	Indonesia
KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*2)	Chemical by-product manufacturing and sales	—	—	—	—	45.00	45.00	Indonesia
Myanmar Daewoo International Corporation	Trading business	—	—	—	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	—	—	—	80.00	10.00	90.00	Italy
DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	—	—	—	100.00	100.00	Canada
Yingkou Puxiang Trade Co., Ltd.	Refractory quality test and import and export trade	—	—	—	—	100.00	100.00	China
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	—	—	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	—	—	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	—	—	—	51.00	51.00	Myanmar
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	—	—	—	100.00	100.00	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	—	—	—	100.00	—	100.00	Thailand

(*1)	Included as a subsidiary from 2011 as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has a 4.72% ownership interest.

(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

The amounts recognized in equity as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control (2011 : POSCO ENGINEERING CO., LTD, Guangdong Pohang Coated Steel Co., Ltd., POSCO VST Co., Ltd., etc., 2012: POSCO Specialty Steel Co., Ltd., POSCO ENERGY Co., Ltd., POSCO-Thainox Public Company Limited, etc., 2013: POSCO Specialty Steel Co., Ltd., POSCO ICT Co., Ltd., POSCO TMC Co., Ltd. etc.) were ￦20,694 million , ￦41,924 million and ￦31,417 million for the years ended December 31, 2011, 2012 and 2013, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Cash flows from increase in non-controlling interest, net for the years ended December 31, 2011, 2012 and 2013 amounted to ￦155,785 million, ￦375,850 million and ￦385,122 million, respectively.

Cash dividends paid to POSCO by subsidiaries for the years ended December 31, 2011, 2012 and 2013 amounted to ￦45,675 million, ￦22,581 million and ￦71,970 million, respectively.

As of December 31, 2013, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(c) Summarized financial information of subsidiaries as of December 31, 2011 2012 and 2013 are as follows:

1) December 31, 2011

Company	Sales		Net income (loss)
	(in millions of Won)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	6,142,026	109,921
POSCO Processing & Service		3,141,999	19,234
POSCO COATED & COLOR STEEL Co., Ltd.		956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		597,508	6,758
POSCO ICT		983,649	30,578
POSCO Research Institute		30,844	216
POSMATE (formerly Seoung Gwang Co., Ltd.)		14,652	2,522
POSCO A&C		196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,662,896	127,573
POSTECH Venture Capital Co., Ltd.		—	1,041
eNtoB Corporation		634,830	1,249
POSCO CHEMTECH		1,186,623	92,391
POSCO-Terminal Co., Ltd.		100,710	22,955
POSCO M-TECH		602,155	12,447
POSCO ENERGY CO., LTD.		1,863,670	25,152
Postech 2006 Energy Fund		—	(202)
PHP Co., Ltd.		4,456	483
POSCO TMC Co., Ltd.		219,580	5,746
POSCO NIPPON STEEL RHF JOINT VENTURE. CO., Ltd.		74,013	13,366
MegaAsset Co., Ltd.		63,667	5,794
POSCO Engineering CO., Ltd		980,340	3,225
Pohang Feul Cell Co. Ltd.		2,235	(286)
Pohang SPFC Co., Ltd.		38,117	1,170
POSWITH Co., Ltd.		13,745	151
BASYS INDUSTRY Co., Ltd.		2,500	369
POSTECH BD Newundertaking fund		—	(1)
POSBRO Co., Ltd.		—	(54)
POSCO AST		365,682	4,972
DaiMyung TMS Co., Ltd.		6,265	(3,695)
POSHIMETAL Co., Ltd.		34,682	(28,857)
Poscoene		—	508
POMIC Co., Ltd.		21,111	317
POSFINE Co., Ltd.		2,285	(3,847)
POS ECO HOUSING Co., Ltd.		13,629	265
Mapo high broad parking Co., Ltd.		—	(355)
Dakos Co., Ltd.		225	(58)
Steel Processing and Fabricating Center Co., LTD		4,686	(2,156)
POSCALCIUM Company, Ltd.		106	(1,353)
Plant Engineering service Technology Co., Ltd.		6,259	354
9Digit Co., Ltd.		58,341	(308)
Postech Early Stage Fund		—	(31)
Busan E&E Co., Ltd.		—	127
POSCO Family Strategy Funds		—	290
POREKA Co., Ltd.		20,785	1,158
Songdo SE Co., Ltd.		2,761	77
Posgreen Co., Ltd.		2,944	(33)
Daewoo International Corporation		18,758,511	160,088
POSCO LED Co., Ltd.		14,063	(5,355)
Gunsan SPFC Co., Ltd.		53,797	(236)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Sales		Net income (loss)
	(in millions of Won)
POSCO NST Co., Ltd.	￦	202,334	(803)
Pohang Scrap Recycling Distribution Center Co., Ltd.		1,748	143
PSC Energy Global Co., Ltd.		—	(1,595)
Suncheon Eco Trans Co., Ltd		—	48
Shinan Energy Co., Ltd.		—	(56)
Reco Metal Co., Ltd.		6,761	(2,658)
New Altec Co., Ltd		92,849	638
PONUTech Co., Ltd.		—	(263)
BLUE O&M Co., Ltd.		—	(12)
[Foreign]
POSCO America Corporation		419,258	8,866
POSCO AUSTRALIA PTY LTD		136,144	283,875
POSCO Canada Ltd.		304,274	133,660
POSCAN Elkveiw Coal Ltd.		—	—
POSCO Asia Co., Ltd.		2,968,097	6,523
Dalian POSCO Steel Co., Ltd		90,990	(8,711)
POSCO-CTPC Co., Ltd.		134,930	1,320
POSCO-JKPC Co., Ltd.		87,203	1,405
INTERNATIONAL BUSINESS CENTER CORPORATION		25,889	11,655
POSCO E&C Vietnam Co., Ltd.		114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		2,808,722	4,444
POSCO (Guangdong) Steel Co., Ltd.		275,521	(7,849)
POSCO (Thailand) Company Ltd.		231,144	1,227
Myanmar POSCO Steel Co., Ltd		30,967	5,885
POSCO-JOPC Co., Ltd.		92,296	768
POSCO Investment Co., Ltd.		10,792	10,509
POSCO-MKPC SDN BHD		177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		384,705	11,046
POSCO BIOVENTURES I, L.P.		—	(4,226)
PT. POSNESIA Stainless Steel Industry		—	(28)
POSEC Hawaii, Inc.		—	(304)
POSCO-China Qingdao Processing Center Co., Ltd.		117,470	65
POS-ORE PTY LTD		250,347	132,737
POSCO-China Holding Corp.		173,639	3,617
POSCO JAPAN Co., Ltd.		1,686,385	13,518
POS-CD PTY LTD		22,575	557
POS-GC PTY LTD		10,263	(4,344)
POSCO-India Private Limited		—	(1,034)
POSCO-India Pune Processing Center. Pvt. Ltd.		211,417	(16,626)
POSCO-JNPC Co., Ltd.		207,654	716
POSCO-CFPC Co., Ltd.		529,788	227
POSCO E&C CHINA Co., Ltd.		104,055	1,898
POSCO MPPC S.A. de C.V.		316,446	(6,587)
Zhangjigang Pohang Port Co., Ltd.		6,244	222
Qingdao Pos-metal Co., Ltd.		79,732	13
POSCO-VIETNAM Co., Ltd.		962,490	(46,976)
POSCO MEXICO S.A. DE C.V.		396,897	(43,298)
POSCO India Delhi Steel Processing Centre Private Limited		129,434	(9,824)
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		71,871	(1,483)
POS-NP PTY LTD		48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		62,795	(1,622)
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		96,008	781
POSCO-JYPC Co., Ltd.		102,700	781
POSCO-Malaysia SDN. BHD.		140,709	(4,114)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Sales		Net income (loss)
	(in millions of Won)
POS-Minerals Corporation		—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	￦	92,554	618
POSCO Engineering and Construction India Private Limited		4,966	1,135
POSCO E&C SMART S DE RL DE CV		4,421	135
POSCO Philippine Manila Processing Center, Inc.		45,680	266
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		5,104	382
SANPU TRADING Co., Ltd.		73	3
Zhangjiagang BLZ Pohang International Trading		100,833	116
POSCO MEXICO HUMAN TECH S.A. de C.V.		5,378	221
POSCO MESDC S.A. DE C.V.		5,638	110
POSCO Gulf Logistics LLC.		—	—
POSCO ICT-China		4,920	114
DWEMEX, S.A.DE.C.V.		2	(29)
POSCO MPC Servicios S.A. de C.V.		4,902	90
EUROTALY S.A.		24	(898)
Pos-Sea Pte Ltd		62,235	256
POSCO Europe Steel Distribution Center		13,354	322
VECTUS LIMITED		3,560	(1,530)
POSCO VST CO., LTD.		264,616	(10,669)
POSCO Maharashtra Steel Private Limited		44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		134,409	(3,232)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		117,395	3,267
POSCO-Indonesia Jakarta Processing Center		64,597	216
POSCO E&C VENEZUELA C.A.		—	—
Motta Resources Indonesia		458	(3,854)
POSCO TMC INDIA PRIVATE LIMITED		15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		85,381	(858)
PT PEN INDONESIA		13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		32,301	172
POSCO India Steel Distribution Center Private Ltd.		786	(427)
POSCO China Dalian Plate Processing Center Co., Ltd.		66,113	(165)
POSCO-South Asia Company Limited		8,015	1,039
POSCO SS-VINA		—	(1,122)
POSCO NCR Coal Ltd.		—	—
POSCO WA PTY LTD		—	(33,142)
POSCO Engineering and Construction — UZ		2,046	104
POSCO AUSTRALIA GP PTY LIMITED		—	(8)
Daewoo International (America) Corp.		984,378	5,372
Daewoo International (Deutschland) GmbH.		482,585	314
Daewoo International Japan Corp.		804,864	981
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		902,315	481
Daewoo Italia S.r.l.		361,821	145
Daewoo Cement (Shandong) Co., Ltd.		133,502	20,361
Daewoo (China) Co., Ltd.		54,521	726
PT. RISMAR Daewoo Apparel		58,182	1,246
DAEWOO TEXTILE FERGANA LLC		132,866	(11,994)
DAEWOO TEXTILE BUKHARA LLC		51,312	(11,500)
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,632	(5,210)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		—	—
POSCO MAURITIUS LIMITED		—	(22)
PT. KRAKATAU POSCO		—	(2,385)
Myanmar Daewoo Limited		1,373	152
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		240,448	299
Daewoo International Guangzhou Corp.		61,554	(1,265)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Sales		Net income (loss)
	(in millions of Won)
Daewoo Energy Central Asia	￦	—	—
DAEWOO STC VINA LTD.		9,435	94
MYANMAR Daewoo International Ltd.		11,947	759
DAYTEK ELECTRONICS CORP.		—	—
Daewoo (M) SDN. BHD.		—	—
Daewoo CANADA LTD.		—	—
Daewoo EL SALVADOR S.A. DE C.V.		—	—
GEZIRA TANNERY CO., LTD.		—	—
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		67,175	15
Daewoo International (M) SDN BHD		21,190	157
Daewoo International SHANGHAI CO., LTD.		91,541	1,286
PGSF, L.P.		—	280
Xenesys Inc.		2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,343	69
TECHREN Solar, LLC		—	(506)
PT. POSCO E&C INDONESIA		46,665	2,114
HUME COAL PTY LTD		—	(9)
Daewoo HANDELS GmbH		—	—
POSCO FOUNDATION		—	3
EPC EQUITIES LLP		438	(2,743)
SANTOS CMI CONSTRUCTION TRADING LLP		2,750	(1,323)
SANTOS CMI INC. USA		11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		14,823	7,484
SANTOS CMI PERU S.A.		59,091	4,779
SANTOS CMI COSTA RICA S.A.		1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A.		—	(9)
GENTECH INTERNATIONAL INC.		1,800	728
EPC INVESTMENTS C.V.		—	(6)
INGENIERÍA Y CONSTRUCCIÓN HOLANDCO S.A.		—	(2)
ASESORÍA Y SERVICIOS EPC S.A. CHILE		635	88
SANTOSCMI S.A.		34,879	(5,430)
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		13,009	1,703
S&K-SANTOSCMI S.A. DE C.V.		203	(208)
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.		14,588	923
VAUTIDAMERICAS S.A.		1,765	141
SANTOS CMI CONSTRUCTION ARGENTINA S.A.		—	1
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		6,200	(465)
POSCO Electrical Steel India Private Limited		—	346
Daewoo International Cameroon S.A.		—	—
POSCO ASSAN TST STEEL INDUSTRY		—	1,724
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		—	(3,466)
POSCO Klappan Coal Ltd.		—	—
DAESAN (Cambodia) Co., Ltd.		—	(946)
Brazil Sao Paulo Steel Processing Center		—	—
POSCO(Dalian) IT Center Development Co., Ltd.		—	(1,464)
PT.POSCO Resources Indonesia		—	(415)
PT.POSCO ICT INDONESIA		—	(80)
PT. POSCO MTECH INDONESIA		3,329	61
PT. KRAKATAU POSCO ENERGY		—	(134)
POSCO RUS LLC		—	(273)
POSCO Thainox Public Company Limited		401,257	(22,466)
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		22,354	343
PT. Bio Inti Agrindo		—	(1,486)
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD		—	(237)
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		—	(375)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		—	(229)
USA-SRDC		—	—
Daewoo International Vietnam Co., Ltd.		—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) December 31, 2012

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	7,893,306	5,007,149	2,886,157	7,041,300	346,107
POSCO Processing & Service		1,084,473	456,338	628,135	2,770,764	8,087
POSCO COATED & COLOR STEEL Co., Ltd.		468,910	294,718	174,192	853,499	(47,444)
POSCO Plant Engineering Co., Ltd.		255,831	162,662	93,169	523,227	2,121
POSCO ICT		802,675	527,641	275,034	1,017,662	40,089
POSCO Research Institute		34,138	9,239	24,899	46,340	535
POSMATE		83,439	33,998	49,441	12,667	685
POSCO A&C		87,019	40,382	46,637	160,667	(6,227)
POSCO Specialty Steel Co., Ltd.		1,496,939	484,585	1,012,354	1,405,667	69,091
POSTECH Venture Capital Co., Ltd.		107,796	501	107,295	6,475	1,438
eNtoB Corporation		103,000	71,712	31,288	607,230	1,839
POSCO CHEMTECH		533,402	134,298	399,104	1,292,356	78,554
POSCO-Terminal Co., Ltd.		120,483	14,806	105,677	111,275	25,796
POSCO M-TECH		340,877	169,150	171,727	618,316	14,737
POSCO ENERGY CO., LTD.		3,315,742	2,374,622	941,120	2,805,208	177,796
Postech 2006 Energy Fund		26,000	950	25,050	6,141	385
POSCO TMC Co., Ltd.		253,987	163,175	90,812	268,574	152
POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.		149,117	104,272	44,845	72,607	13,380
MegaAsset Co., Ltd.		112,729	64,252	48,477	14,274	1,402
POSCO Engineering CO., Ltd		562,645	383,154	179,491	881,279	1,141
Pohang SPFC Co., Ltd.		29,514	22,941	6,573	75,513	816
POSWITH Co., Ltd.		5,140	2,366	2,774	14,873	105
POSCO AST		453,410	298,192	155,218	372,185	4,564
POSHIMETAL Co., Ltd.		341,640	321,197	20,443	155,274	(19,369)
Poscoene		22,787	52	22,735	—	407
POSFINE Co., Ltd.		58,480	46,640	11,840	19,651	(2,304)
POSCO Humans		8,274	1,822	6,452	14,513	108
Mapo Hibroad Parking co., Ltd.		1,561	281	1,280	—	(285)
Dakos Co., Ltd.		670	191	479	245	16
Steel Processing and Fabricating Center Co., LTD		85,814	76,909	8,905	39,472	(6,539)
POSCALCIUM Company, Ltd.		7,637	6,528	1,109	155	(1,790)
Plant Engineering service Technology Co., Ltd.		3,620	1,316	2,304	8,332	477
9Digit Co., Ltd.		27,458	22,798	4,660	289,912	(431)
Postech Early Stage Fund		9,869	—	9,869	163	(100)
Busan E&E Co,. Ltd.		79,054	37,470	41,584	67,419	(745)
POSCO Family Strategy Fund		66,390	—	66,390	1,368	362
POREKA Co., Ltd.		16,785	12,967	3,818	40,560	1,389
Daewoo International Corporation		6,989,140	4,866,242	2,122,898	17,011,373	306,041
POSCO LED Co., Ltd.		37,735	23,523	14,212	41,278	(8,205)
Gunsan SPFC Co., Ltd.		61,683	41,606	20,077	70,443	(692)
Pohang Scrap Recycling Distribution Center Co., Ltd.		19,435	3,207	16,228	5,657	1,270
PSC Energy Global Co., Ltd.		61,168	—	61,168	—	(3,060)
Suncheon Eco Trans Co., Ltd		49,496	27,118	22,378	—	(251)
Reco Metal Co., Ltd.		32,959	35,547	(2,588)	42,482	(4,736)
New Altec Co., Ltd		126,527	28,488	98,039	95,474	1,376
PONUTech Co., Ltd.		133,854	97,105	36,749	53,662	(5,825)
BLUE O&M Co., Ltd.		900	21	879	232	(110)
Tamra Offshore Wind Power Co., Ltd		20,074	2	20,072	—	(56)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POS-HiAL	￦	47,314	32,852	14,462	—	(1,158)
MCM Korea		50	—	50	—	—
Tancheonene Co., Ltd		5,606	17	5,589	—	(165)
[Foreign]
POSCO America Corporation		510,392	333,246	177,146	803,368	(1,338)
POSCO AUSTRALIA PTY LTD		1,195,398	477,894	717,504	118,874	23,634
POSCO Canada Ltd.		555,972	47,925	508,047	205,885	62,584
POSCO Asia Co., Ltd.		586,971	550,913	36,058	2,616,390	2,148
Dalian POSCO Steel Co., Ltd.		29,078	47,280	(18,202)	18,615	(9,958)
POSCO-CTPC Co., Ltd.		82,206	50,391	31,815	132,510	1,481
POSCO-JKPC Co., Ltd.		79,788	61,793	17,995	115,531	3,108
INTERNATIONAL BUSINESS CENTER CORPORATION		81,465	46,210	35,255	25,340	10,987
POSCO E&C Vietnam Co., Ltd.		127,161	102,831	24,330	187,325	14,331
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,340,336	867,576	472,760	2,786,474	(79,016)
POSCO (Guangdong) Steel Co., Ltd.		141,727	102,418	39,309	221,738	(20,980)
POSCO (Thailand) Company Limited		155,836	110,059	45,777	255,611	5,611
Myanmar POSCO Steel Co., Ltd		23,699	7,810	15,889	19,484	2,569
POSCO-JOPC Co., Ltd.		78,402	73,817	4,585	114,432	647
POSCO Investment Co., Ltd.		718,078	621,268	96,810	13,461	6,000
POSCO-MKPC SDN BHD		159,191	111,749	47,442	232,088	107
Qingdao Pohang Stainless Steel Co., Ltd.		206,941	117,753	89,188	514,354	(17,445)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		284,046	195,684	88,362	407,513	8,425
POSCO BIOVENTURES I, L.P.		7,571	—	7,571	—	(1,301)
PT. POSNESIA Stainless Steel Industry		14,978	1,926	13,052	—	(55)
POSEC Hawaii, Inc.		350	2	348	—	(35)
POSCO-China Qingdao Processing Center Co., Ltd.		47,351	33,119	14,232	111,017	(623)
POS-ORE PTY LTD		59,784	11,043	48,741	163,407	75,389
POSCO-China Holding Corp.		438,538	184,127	254,411	138,067	3,055
POSCO JAPAN Co., Ltd.		852,406	735,583	116,823	1,659,045	16,218
POS-CD PTY LTD		68,681	17,931	50,750	12,869	(9,603)
POS-GC PTY LTD		83,998	49,598	34,400	20,160	(10,905)
POSCO-India Private Limited		131,409	306	131,103	—	(768)
POSCO-India Pune Processing Center. Pvt. Ltd.		179,112	164,386	14,726	252,296	(6,061)
POSCO-JEPC Co., Ltd.		221,086	200,769	20,317	351,377	4,769
POSCO-CFPC Co., Ltd.		218,881	177,426	41,455	515,773	727
POSCO E&C CHINA Co., Ltd.		145,448	101,733	43,715	169,956	8,459
POSCO MPPC S.A. de C.V.		204,770	178,108	26,662	359,768	(7,137)
Zhangjigang Pohang Port Co., Ltd.		23,889	9,070	14,819	6,542	255
Qingdao Pos-metal Co., Ltd.		10,429	9,628	801	59,165	(1,313)
POSCO-VIETNAM Co., Ltd.		572,453	539,426	33,027	805,214	(46,619)
POSCO MEXICO S.A. DE C.V.		772,518	538,907	233,611	430,986	(12,354)
POSCO India Delhi Steel Processing Centre Private Limited		100,153	81,218	18,935	142,038	977
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		56,394	37,399	18,995	97,381	5,875
POS-NP PTY LTD		62,868	26,259	36,609	28,872	(4,363)
POSCO-Vietnam Processing Center Co., Ltd.		64,551	39,418	25,133	137,641	58
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		63,038	54,523	8,515	93,615	(729)
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		52,746	29,180	23,566	83,910	(1,055)
POSCO-Malaysia SDN. BHD.		74,431	96,028	(21,597)	153,122	1,529

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POS-Minerals Corporation	￦	213,365	108,246	105,119	—	(496)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		62,067	39,958	22,109	86,998	(363)
POSCO Engineering and Construction India Private Limited		33,536	26,578	6,958	56,037	2,990
POSCO E&C SMART S DE RL DE CV		12,607	10,693	1,914	41,717	1,326
POSCO Philippine Manila Processing Center, Inc.		23,737	14,091	9,646	35,897	673
POSCO Gulf SFC LLC		41,150	33,676	7,474	24,891	(3,297)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		6,358	1,418	4,940	5,109	270
SANPU TRADING Co., Ltd.		1,753	2	1,751	86	21
Zhangjiagang BLZ Pohang International Trading		9,150	4,408	4,742	61,529	192
POSCO MEXICO HUMAN TECH S.A. de C.V.		693	708	(15)	6,777	(148)
POSCO MESDC S.A. DE C.V.		12,860	717	12,143	5,654	287
POSCO ICT-China		1,922	1,286	636	6,528	227
DWEMEX, S.A.DE.C.V.		211	19	192	—	29
POSCO MPC Servicios S.A. de C.V.		925	697	228	6,077	62
POSCO-Uruguay S.A		24,835	226	24,609	3	(1,842)
Pos-Sea Pte Ltd		9,571	7,126	2,445	90,158	556
POSCO Europe Steel Distribution Center		7,270	1,460	5,810	13,054	399
VECTUS LIMITED		2,859	12,164	(9,305)	3,365	(7,325)
POSCO VST CO., LTD.		405,882	353,058	52,824	348,339	(30,977)
POSCO Maharashtra Steel Private Limited		942,982	754,791	188,191	97,948	(41,512)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		129,030	119,375	9,655	187,797	1,453
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		51,139	40,429	10,710	53,246	1,841
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		46,382	40,764	5,618	72,321	(1,232)
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		71,502	48,643	22,859	114,046	1,143
POSCO-Indonesia Jakarta Processing Center		79,711	57,569	22,142	76,506	(1,402)
POSCO E&C VENEZUELA C.A.		128	—	128	—	—
Motta Resources Indonesia		8,148	15,508	(7,360)	1,109	(1,603)
POSCO TMC INDIA PRIVATE LIMITED		9,004	6,823	2,181	17,192	(45)
POSCO America Alabama Processing Center Co., Ltd.		49,178	37,475	11,703	109,454	(397)
PT PEN INDONESIA		6,960	6,936	24	15,296	(101)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		35,773	20,063	15,710	57,464	442
POSCO India Steel Distribution Center Private Ltd.		4,759	2,698	2,061	57	(72)
POSCO China Dalian Plate Processing Center Co., Ltd.		86,264	55,531	30,733	37,501	(7,020)
POSCO-South Asia Company Limited		13,212	183	13,029	8,354	72
POSCO SS-VINA		156,811	4,050	152,761	—	(2,602)
POSCO WA PTY LTD		235,224	51	235,173	—	(39,181)
POSCO Engineering and Construction — UZ		8,589	7,968	621	1,076	334
POSCO AUSTRALIA GP PTY LIMITED		62,768	4	62,764	—	(67,392)
Daewoo International (America) Corp.		332,620	288,716	43,904	1,040,183	4,767
Daewoo International (Deutschland) GmbH.		104,259	94,087	10,172	324,061	739

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
Daewoo International Japan Corp.	￦	236,056	228,631	7,425	749,714	273
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		80,294	75,966	4,328	708,613	13
Daewoo Italia S.r.l.		103,710	99,911	3,799	262,784	383
Daewoo (China) Co., Ltd.		56,225	9,614	46,611	118,971	683
DAEWOO TEXTILE FERGANA LLC		86,781	65,730	21,051	127,432	9,214
DAEWOO TEXTILE BUKHARA LLC		54,780	40,581	14,199	44,382	2,615
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		154,829	26,482	128,347	7,539	(3,464)
Daewoo Paper Manufacturing Co., Ltd.		70,572	70,339	233	69,880	(4,132)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		13,739	31,105	(17,366)	—	—
POSCO MAURITIUS LIMITED		23,316	2	23,314	—	(15)
PT. KRAKATAU POSCO		1,912,134	969,415	942,719	—	(29,063)
Myanmar Daewoo Limited		5,671	3	5,668	1,305	473
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		80,432	75,226	5,206	262,230	1,412
Daewoo International Guangzhou Corp.		18,292	14,120	4,172	66,808	(4,854)
DAEWOO STC VINA LTD.		1,736	89	1,647	1,856	96
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		114,433	102,240	12,193	265,850	519
Daewoo International (M) SDN BHD		9,145	6,689	2,456	37,244	213
Daewoo International SHANGHAI CO., LTD.		38,374	30,621	7,753	63,039	(2,746)
PGSF, L.P.		5,669	2	5,667	—	731
Xenesys Inc.		10,162	1,404	8,758	4,302	(1,083)
Daewoo International INDIA Private Ltd.		2,279	272	2,007	2,382	223
TECHREN Solar, LLC		6,015	—	6,015	—	(2,486)
PT. POSCO E&C INDONESIA		100,543	78,852	21,691	247,331	20,302
HUME COAL PTY LTD		36,681	1,194	35,487	48	(210)
POSCO FOUNDATION		187	2	185	—	(4)
EPC EQUITIES LLP		36,602	36,636	(34)	—	(141)
SANTOS CMI CONSTRUCTION TRADING LLP		39,148	30,527	8,621	15,299	8,963
SANTOS CMI INC. USA		43,496	47,350	(3,854)	60,152	(5,013)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		9,338	17,629	(8,291)	20,029	(17,431)
SANTOS CMI PERU S.A.		19,937	39,932	(19,995)	69,415	(26,391)
SANTOS CMI COSTA RICA S.A.		10,720	10,469	251	—	(99)
SANTOS CMI CONSTRUCCIONES S.A.		18	7	11	—	(25)
GENTECH INTERNATIONAL INC.		1,972	1,568	404	1,008	227
EPC INVESTMENTS C.V.		107	24	83	—	(8)
INGENIERÍA Y CONSTRUCCIÓN HOLANDCO S.A.		103	4	99	—	(6)
ASESORÍA Y SERVICIOS EPC S.A.		891	468	423	1,691	250
SANTOSCMI S.A.		58,219	44,584	13,635	46,738	1,737
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		9,533	3,608	5,925	1,608	178
S&K-SANTOSCMI S.A. DE C.V.		84	149	(65)	335	(158)
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.		8,648	6,018	2,630	16,926	465
VAUTIDAMERICAS S.A.		4,866	2,217	2,649	1,445	(451)
SANTOS CMI CONSTRUCTION ARGENTINA S.A.		58	24	34	—	4
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		343,882	322,576	21,306	59,862	11,470
POSCO Electrical Steel India Private Limited		132,529	94,046	38,483	—	(1,343)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
Daewoo International Cameroon S.A.	￦	2,064	25	2,039	—	—
POSCO ASSAN TST STEEL INDUSTRY		377,066	230,778	146,288	—	1,072
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		147,685	172,085	(24,400)	—	(21,103)
DAESAN (CAMBODIA) Co., Ltd.		27,979	33,111	(5,132)	—	(18)
Brazil Sao Paulo Steel Processing Center		39,794	23,210	16,584	4,863	(1,634)
POSCO (Dalian) IT Center Development Co., Ltd.		176,026	37,908	138,118	—	(4,691)
PT. POSCO RESOURCES INDONESIA		2,448	48	2,400	—	(1,147)
PT. POSCO ICT INDONESIA		3,624	3,185	439	4,335	(324)
PT. POSCO MTECH INDONESIA		11,577	6,620	4,957	9,631	(34)
PT. KRAKATAU POSCO ENERGY		143,452	55,475	87,977	—	(949)
POSCO RUS LLC		12,384	8,324	4,060	4,260	505
POSCO Thainox Public Company Limited		473,048	153,836	319,212	502,041	(5,532)
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		11,003	10,241	762	161,675	255
PT. Bio Inti Agrindo		35,514	21,447	14,067	404	828
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD		35,552	34,986	566	52,143	836
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		26,258	9,203	17,055	1,497	(514)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		46,923	8	46,915	—	(829)
USA-SRDC		311	21	290	—	—
Daewoo International Vietnam Co., Ltd.		4,453	149	4,304	2,096	14
PT.Krakatau Posco Chemtech Calcination		23,217	1,279	21,938	—	(722)
POSCO AFRICA (PROPRIETARY) LIMITED		3,580	112	3,468	—	(1,509)
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		1,497	1,553	(56)	1,973	(73)
POSCO ICT BRASIL		1,983	1,471	512	—	(336)
LA-SRDC		1,274	758	516	5,128	62
DONG FANG JIN HONG		267,838	97,208	170,630	—	(1,233)
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV		177	175	2	168	2
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		309	649	(340)	339	(408)
POSCO (Guangdong) Automotive Steel Co., Ltd.		351,910	203,033	148,877	1,061	(9,197)
POSCO MAPC SA DE CV		6,427	—	6,427	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3) December 31, 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	6,853,318	3,885,127	2,968,191	8,028,269	98,714
POSCO Processing & Service		1,061,686	367,791	693,895	2,745,727	35,941
POSCO COATED & COLOR STEEL Co., Ltd.		449,661	280,097	169,564	821,183	(5,173)
POSCO ICT		733,968	327,728	406,240	1,050,747	33,796
POSCO Research Institute		36,841	10,051	26,790	58,519	1,167
POSMATE		214,286	56,247	158,039	118,489	8,501
POSCO A&C		98,502	56,578	41,924	154,053	(6,076)
POSCO Specialty Steel Co., Ltd.		1,792,904	533,797	1,259,107	1,316,781	31,703
POSTECH Venture Capital Co., Ltd.		118,603	11,186	107,417	11,506	3,506
eNtoB Corporation		89,371	56,789	32,582	648,761	1,414
POSCO CHEMTECH		588,671	139,399	449,272	1,280,591	59,953
POSCO-Terminal Co., Ltd.		134,787	9,443	125,344	104,586	22,152
POSCO M-TECH		346,577	193,375	153,202	902,541	(10,649)
POSCO ENERGY CO., LTD.		4,022,984	2,433,704	1,589,280	2,901,117	143,976
POSCO TMC Co., Ltd.		209,745	117,890	91,855	319,580	447
POSCO NIPPON STEEL RHF JOINT VENTURE. CO., Ltd.		139,612	92,134	47,478	56,789	2,601
MegaAsset Co., Ltd.		136,387	87,750	48,637	83,809	183
POSCO Engineering CO., Ltd		608,624	435,380	173,244	1,013,115	10,286
POSCO AST		508,189	354,591	153,598	611,458	(3,006)
POSHIMETAL Co., Ltd.		359,240	350,158	9,082	179,550	(12,109)
Poscoene		22,447	91	22,356	—	66
POSFINE Co., Ltd.		58,252	44,852	13,400	28,974	1,560
POSCO Humans		13,691	4,179	9,512	33,116	286
Mapo Hibroad Parking co., Ltd.		1,544	300	1,244	—	(36)
Steel Processing and Fabricating Center Co., LTD		169,437	136,488	32,949	194,018	(2,558)
Plant Engineering service Technology Co., Ltd.		6,754	2,970	3,784	10,731	1,385
Busan E&E Co,. Ltd.		113,287	73,609	39,678	136,279	(1,820)
POSCO Family Strategy Fund		61,033	7	61,026	1,082	(5,298)
POREKA Co., Ltd.		19,403	15,468	3,935	23,961	69
Daewoo International Corporation		7,739,676	5,524,030	2,215,646	16,601,358	132,541
POSCO LED Co., Ltd.		57,561	50,419	7,142	60,693	(7,029)
Pohang Scrap Recycling Distribution Center Co., Ltd.		17,072	511	16,561	5,530	734
PSC Energy Global Co., Ltd.		96,058	—	96,058	—	(13,890)
Suncheon Eco Trans Co., Ltd		67,768	46,467	21,301	—	(1,065)
New Altec Co., Ltd		131,244	34,473	96,771	81,318	(1,366)
PONUTech Co., Ltd.		117,033	80,881	36,152	56,151	(560)
Tamra Offshore Wind Power Co., Ltd		26,728	—	26,728	—	(12)
POS-HiAL		59,836	43,460	16,376	—	(2,521)
IT Engineering		7,026	3,349	3,677	11,293	133
[Foreign]
POSCO America Corporation		360,278	307,874	52,404	737,584	(126,699)
POSCO AUSTRALIA PTY LTD		971,471	328,455	643,016	117,481	74,784
POSCO Canada Ltd.		589,015	100,337	488,678	143,485	48,611
POSCO Asia Co., Ltd.		760,306	721,090	39,216	2,861,848	3,829
POSCO-CTPC Co., Ltd.		87,914	51,514	36,400	127,558	4,526
POSCO-JKPC Co., Ltd.		66,374	50,347	16,027	107,220	1,717
INTERNATIONAL BUSINESS CENTER CORPORATION		75,459	41,476	33,983	24,275	9,894

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POSCO E&C Vietnam Co., Ltd.	￦	263,042	214,573	48,469	363,321	25,364
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,305,878	806,051	499,827	2,935,626	21,467
POSCO (Guangdong) Steel Co., Ltd.		128,859	84,435	44,424	211,606	4,715
POSCO (Thailand) Company Limited		119,445	76,044	43,401	220,471	1,471
Myanmar POSCO Steel Co., Ltd		19,884	3,318	16,566	14,001	932
POSCO-JOPC Co., Ltd.		54,026	49,524	4,502	97,003	906
POSCO Investment Co., Ltd.		802,503	702,337	100,166	13,962	4,949
POSCO-MKPC SDN BHD		136,957	92,539	44,418	211,330	1,058
Qingdao Pohang Stainless Steel Co., Ltd.		191,829	100,902	90,927	396,564	1,783
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		300,725	187,070	113,655	458,113	22,798
POSCO BIOVENTURES I, L.P.		7,255	—	7,255	—	(206)
PT. POSNESIA Stainless Steel Industry		11,568	—	11,568	—	(1,340)
POSEC Hawaii, Inc.		314	7	307	—	(38)
POSCO-China Qingdao Processing Center Co., Ltd.		54,609	40,042	14,567	108,054	155
POS-ORE PTY LTD		43,442	2,642	40,800	130,819	72,845
POSCO-China Holding Corp.		360,809	108,315	252,494	145,469	(21,932)
POSCO JAPAN Co., Ltd.		756,571	649,824	106,747	1,379,727	11,868
POS-CD PTY LTD		55,347	14,354	40,993	22,178	(2,173)
POS-GC PTY LTD		55,150	45,074	10,076	8,411	(21,444)
POSCO-India Private Limited		115,183	311	114,872	—	620
POSCO-India Pune Processing Center. Pvt. Ltd.		143,286	139,149	4,137	266,832	(9,619)
POSCO-JEPC Co., Ltd.		165,310	147,355	17,955	299,848	1,780
POSCO-CFPC Co., Ltd.		180,275	136,369	43,906	619,308	1,962
POSCO E&C CHINA Co., Ltd.		307,625	250,899	56,726	238,999	12,733
POSCO MPPC S.A. de C.V.		198,465	168,548	29,917	352,952	(3,433)
Zhangjigang Pohang Port Co., Ltd.		22,495	6,736	15,759	6,712	768
Qingdao Pos-metal Co., Ltd.		5,947	6,481	(534)	50,774	(1,376)
POSCO-VIETNAM Co., Ltd.		541,348	509,293	32,055	714,841	(503)
POSCO MEXICO S.A. DE C.V.		794,853	594,916	199,937	359,422	(32,287)
POSCO India Delhi Steel Processing Centre Private Limited		91,704	83,949	7,755	145,625	(9,685)
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		41,003	20,860	20,143	66,597	978
POS-NP PTY LTD		56,343	25,704	30,639	21,429	(364)
POSCO-Vietnam Processing Center Co., Ltd.		84,133	58,435	25,698	132,608	1,299
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		67,049	52,512	14,537	115,253	5,634
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		60,707	36,249	24,458	86,400	324
POSCO-Malaysia SDN. BHD.		82,648	104,940	(22,292)	124,556	(2,730)
POS-Minerals Corporation		217,664	119,701	97,963	—	(5,815)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,625	44,536	25,089	113,011	2,758
POSCO Engineering and Construction India Private Limited		18,098	11,083	7,015	76,805	1,034
POSCO E&C SMART S DE RL DE CV		20,993	17,054	3,939	21,562	2,194
POSCO Philippine Manila Processing Center, Inc.		29,045	19,037	10,008	32,582	726
POSCO Gulf SFC LLC		53,831	48,441	5,390	23,585	(1,951)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		7,630	5,037	2,593	7,564	318
SANPU TRADING Co., Ltd.		1,806	3	1,803	70	24

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
Zhangjiagang BLZ Pohang International Trading	￦	10,036	5,050	4,986	52,649	187
POSCO MEXICO HUMAN TECH S.A. de C.V.		1,035	908	127	9,267	101
POSCO MESDC S.A. DE C.V.		12,574	491	12,083	4,784	203
POSCO ICT-China		2,566	1,742	824	6,957	163
DWEMEX, S.A. DE. C.V.		183	19	164	—	(12)
POSCO MPC Servicios S.A. de C.V.		1,152	875	277	6,591	57
POSCO-Uruguay S.A		22,805	120	22,685	1	(891)
Pos-Sea Pte Ltd		12,724	9,855	2,869	122,439	675
POSCO Europe Steel Distribution Center		7,564	1,205	6,359	13,769	458
POSCO ENGINEERING (THAILAND) CO., LTD.		21,082	20,357	725	23,492	741
VECTUS LIMITED		954	15,565	(14,611)	5,240	(5,155)
POSCO VST CO., LTD.		399,242	371,409	27,833	377,478	(24,136)
POSCO Maharashtra Steel Private Limited		942,836	832,247	110,589	224,385	(111,675)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		93,623	89,043	4,580	183,304	(4,247)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		41,597	34,336	7,261	64,185	(1,923)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		56,855	50,358	6,497	110,108	995
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		73,083	46,710	26,373	113,971	3,297
POSCO-Indonesia Jakarta Processing Center		106,838	89,768	17,070	80,534	(5,110)
POSCO E&C VENEZUELA C.A.		126	—	126	—	—
Motta Resources Indonesia		4,264	18,259	(13,995)	—	(5,522)
POSCO TMC INDIA PRIVATE LIMITED		9,095	7,211	1,884	18,376	(29)
POSCO America Alabama Processing Center Co., Ltd.		46,816	34,958	11,858	107,780	339
PT PEN INDONESIA		4,681	3,707	974	20,037	(1,289)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		45,863	27,874	17,989	64,784	2,124
POSCO India Steel Distribution Center Private Ltd.		6,063	4,413	1,650	5,526	(144)
POSCO China Dalian Plate Processing Center Co., Ltd.		88,337	67,680	20,657	29,843	(10,876)
POSCO-South Asia Company Limited		13,061	235	12,826	10,214	1,049
POSCO SS-VINA		505,785	264,716	241,069	—	(1,586)
POSCO WA PTY LTD		317,250	38	317,212	—	(6,338)
POSCO Engineering and Construction — UZ		3,964	3,039	925	2,690	406
POSCO AUSTRALIA GP PTY LIMITED		38,786	4	38,782	—	(18,523)
POSCO YongXin Rare Earth Metal Co., Ltd.		23,925	33,715	(9,790)	3,962	(9,194)
Daewoo International (America) Corp.		417,955	372,011	45,944	1,046,283	2,788
Daewoo International (Deutschland) GmbH.		148,268	137,035	11,233	308,507	772
Daewoo International Japan Corp.		190,524	184,329	6,195	588,810	240

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.	￦	125,927	122,160	3,767	659,805	(516)
Daewoo Italia S.r.l.		59,839	54,973	4,866	277,455	959
Daewoo (China) Co., Ltd.		84,004	36,556	47,448	250,006	244
DAEWOO TEXTILE FERGANA LLC		85,758	57,733	28,025	117,548	8,237
DAEWOO TEXTILE BUKHARA LLC		51,071	33,520	17,551	47,896	3,695
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		134,238	27,044	107,194	21,629	(1,525)
Daewoo Paper Manufacturing Co., Ltd.		69,020	72,745	(3,725)	61,163	(4,052)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		13,916	31,505	(17,589)	—	—
POSCO MAURITIUS LIMITED		24,071	5	24,066	—	(22)
PT. KRAKATAU POSCO		3,410,502	2,437,868	972,634	—	(41,921)
Myanmar Daewoo Limited		181	8	173	1,075	564
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		46,695	40,563	6,132	170,951	1,098
Daewoo International Guangzhou Corp.		9,668	9,077	591	54,403	(3,718)
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		63,729	50,653	13,076	350,000	743
Daewoo International (M) SDN BHD		28,161	25,865	2,296	87,881	61
Daewoo International SHANGHAI CO., LTD.		66,677	58,754	7,923	44,490	73
PGSF, L.P.		7,464	2	7,462	—	1,948
Xenesys Inc.		7,996	2,337	5,659	3,877	(1,558)
Daewoo International INDIA Private Ltd.		4,771	3,008	1,763	18,805	43
TECHREN Solar, LLC		1,373	528	845	—	(8,531)
PT. POSCO E&C INDONESIA		54,139	44,327	9,812	217,879	17,145
HUME COAL PTY LTD		40,634	259	40,375	110	(282)
POSCO FOUNDATION		161	—	161	—	(1)
EPC EQUITIES LLP		59,500	60,378	(878)	(1,592)	516
SANTOS CMI CONSTRUCTION TRADING LLP		35,562	37,836	(2,274)	—	(11,991)
SANTOS CMI INC. USA		28,780	27,425	1,355	36,385	8,777
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		12,997	17,017	(4,020)	15,907	3,474
SANTOS CMI PERU S.A.		6,590	30,761	(24,171)	13,187	(16,510)
SANTOS CMI CONSTRUCCIONES S.A.		26	14	12	17	3
GENTECH INTERNATIONAL INC.		981	323	658	1,901	293
EPC INVESTMENTS C.V.		—	24	(24)	—	(11)
SANTOSCMI S.A.		39,513	24,918	14,595	87,597	907
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		6,159	270	5,889	1,833	191
S&K-SANTOSCMI S.A. DE C.V.		55	169	(114)	468	(54)
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.		10,872	7,530	3,342	19,350	754
VAUTIDAMERICAS S.A.		4,559	2,757	1,802	2,020	(839)
POSCO ASSAN TST STEEL INDUSTRY		622,336	527,955	94,381	122,071	(51,312)
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		146,186	168,589	(22,403)	—	1,881
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		261,738	234,275	27,463	122,020	8,683

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
POSCO Electrical Steel India Private Limited	￦	141,462	109,955	31,507	1,769	(12,645)
Daewoo International Cameroon S.A.		3,060	36	3,024	—	—
DAESAN (CAMBODIA) Co., Ltd.		27,556	32,635	(5,079)	—	(24)
Brazil Sao Paulo Steel Processing Center		65,191	58,010	7,181	32,155	(7,930)
POSCO(Dalian) IT Center Development Co., Ltd.		235,918	99,127	136,791	—	(3,174)
PT. POSCO RESOURCES INDONESIA		1,089	60	1,029	—	(1,024)
PT. POSCO ICT INDONESIA		9,106	8,674	432	24,975	116
PT. POSCO MTECH INDONESIA		15,502	12,477	3,025	3,882	(2,207)
PT. KRAKATAU POSCO ENERGY		275,011	189,242	85,769	—	(945)
POSCO RUS LLC		17,301	14,256	3,045	2,052	(702)
POSCO Thainox Public Company Limited		398,449	114,365	284,084	403,382	(10,166)
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		26,123	25,310	813	109,757	43
PT. Bio Inti Agrindo		48,986	33,525	15,461	880	399
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD		5,285	3,270	2,015	19,369	(3,567)
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		72,832	56,324	16,508	71,052	(790)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		58,355	26	58,329	—	369
USA-SRDC		411	5	406	—	140
Daewoo International Vietnam Co., Ltd.		4,031	123	3,908	3,537	(271)
PT. Krakatau Posco Chemtech Calcination		53,317	32,970	20,347	107	(1,694)
POSCO AFRICA (PROPRIETARY) LIMITED		44,885	31	44,854	129	5,592
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		5,101	1,266	3,835	6,519	4,016
POSCO ICT BRASIL		3,944	4,371	(427)	829	(983)
LA-SRDC		1,373	725	648	6,276	144
DONG FANG JIN HONG		365,795	194,786	171,009	—	(1,856)
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV		127	125	2	531	—
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		13,000	14,424	(1,424)	15,401	(1,160)
POSCO (Guangdong) Automotive Steel Co., Ltd.		402,115	277,747	124,368	141,877	(27,026)
POSCO MAPC SA DE CV		40,278	20,320	19,958	14,492	(1,186)
POSCO-Mory-Maruyasu PIPE		7,879	3,612	4,267	9	(371)
PT KRAKATAU BLUE WATER		592	285	307	337	20
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		14,853	6,395	8,458	—	(768)
Myanmar Daewoo International Corporation		5,709	4	5,705	629	447
POSCO-Italy Processing Center		53,683	47,700	5,983	6,541	(1,732)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
DAEWOO E&P CANADA CORPORATION	￦	16,584	8,606	7,978	912	215
Yingkou Puxiang Trade Co., Ltd.		421	73	348	473	60
Myanmar POSCO C&C Company, Limited.		6,611	279	6,332	—	—
POSCO ICT VIETNAM		1,659	982	677	498	194
Daewoo Global Development. Pte., Ltd		26,378	202	26,176	—	(214)
Myanmar POSCO Engineering & Construction Company, Limited.		1,052	—	1,052	—	(3)
POSCO COATED STEEL (THAILAND) CO., LTD		5,874	—	5,874	—	—

(d) Details of non-controlling interest as of December 31, 2012 and 2013 are as follows :

1) December 31, 2012

Company	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO Specialty Steel Co., Ltd.	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	4,142,307	165,929	420,353	6,239,531	804,453	9,153,256	￦	20,925,829
Non-current assets		5,553,655	1,746,193	897,110	966,467	2,363,485	7,957,323		19,484,233
Current liabilities		(3,569,545)	(175,718)	(389,757)	(4,227,440)	(691,825)	(8,706,504)		(17,760,789)
Non-current liabilities		(1,739,130)	(793,686)	(95,357)	(944,170)	(1,688,581)	(2,385,111)		(7,646,035)
Equity		4,387,287	942,718	832,349	2,034,388	787,532	6,018,964		15,003,238
Non-controlling interests		1,741,207	282,815	43,785	213,094	86,435	1,308,989		3,676,325
Sales		16,996,730	—	1,405,667	7,041,300	2,805,208	25,029,616		53,278,521
Profit for the period		(143,667)	(29,063)	69,078	278,566	174,539	(108,430)		241,023
Profit (loss) attributable to non-controlling interests		(57,018)	(8,719)	3,634	29,179	19,156	(13,733)		(27,501)
Cash flows from operating activities		254,061	(20,775)	8,376	(16,465)	50,179	56,375		331,751
Cash flows from investing activities		265,091	(287,476)	(2,394)	(29,694)	(62,721)	(409,440)		(526,634)
Cash flows from financing activities (before dividends to non-controlling interest)		(541,778)	273,209	(3,071)	20,832	11,235	341,974		102,400
Dividend to non-controlling interest		(8,190)	—	(1,597)	(686)	—	(5,098)		(15,571)
Effect of exchange rate fluctuation on cash held		(74)	(2,306)	—	(256)	—	(15,191)		(17,827)
Net increase in cash and cash equivalents		(30,891)	(37,348)	1,314	(26,269)	(1,307)	(31,380)		(125,881)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) December 31, 2013

Company	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO Specialty Steel Co., Ltd.	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	4,313,678	427,029	633,583	5,071,247	697,234	9,773,753	￦	20,916,524
Non-current assets		6,110,630	3,019,191	879,536	1,062,166	3,115,599	8,538,325		22,725,447
Current liabilities		(4,258,245)	(611,434)	(269,749)	(3,515,803)	(674,370)	(8,990,091)		(18,319,692)
Non-current liabilities		(1,835,835)	(1,862,078)	(264,596)	(478,070)	(1,760,156)	(3,038,981)		(9,239,716)
Equity		4,330,228	972,708	978,774	2,139,540	1,378,307	6,283,006		16,082,563
Non-controlling interests		1,718,562	291,812	273,143	224,108	151,274	1,451,734		4,110,633
Sales		16,838,559	—	1,316,781	8,036,752	2,901,117	25,405,268		54,498,477
Profit for the period		42,312	(41,844)	31,749	144,888	146,419	(143,940)		179,584
Profit (loss) attributable to non-controlling interests		16,793	(12,553)	8,860	15,176	16,070	(15,634)		28,712
Cash flows from operating activities		(67,785)	(50,209)	18,721	40,815	32,174	23,342		(2,942)
Cash flows from investing activities		(123,609)	(405,186)	(54,152)	(15,888)	(94,741)	(337,253)		(1,030,829)
Cash flows from financing activities (before dividends to non-controlling interest)		156,326	467,617	80,213	(29,059)	62,273	375,947		1,113,317
Dividend to non-controlling interest		(13,558)	—	(2,217)	(2,885)	—	(9,125)		(27,785)
Effect of exchange rate fluctuation on cash held		(114)	(560)	—	(360)	—	(9,036)		(10,070)
Net increase in cash and cash equivalents		(48,740)	11,662	42,565	(7,377)	(294)	43,875		41,691

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(e) Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2012 and 2013 are as follows:

		Ownership (%)
Investee	Category of Business	2012	2013	Region
[Domestic]
MTAPOLIS Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	Real estate development	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
Garolim Tidal Power Plant Co., Ltd.	Tidal power plant construction and management	32.13	32.13	Seosan
Posco e&c Songdo International Building	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Asset Management Corporation	Real estate services	26.17	26.17	Seoul
Daewoo Public Car Sales (Gwangju) CO., Ltd.	Leasing services	50.00	50.00	Gwangju
UITrans LRT Co., Ltd.	Transporting	41.89	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Expressway Co., Ltd.	Construction	29.94	29.94	Anyang
Green Jang Ryang Co. Ltd.	Sewerage treatment	25.00	25.00	Pohang
Dakos Co., Ltd. (*1)	Railway equipment manufacturing	81.00	31.00	Seongnam
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC	Construction	29.50	29.50	Pohang
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	Industrial structure manufacturing	33.02	43.97	Ulsan
Postech Early Stage Fund	Investment in venture companies	10.00	10.00	Pohang
Posgreen Co., Ltd.	Plastic manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.83	21.83	Yangju
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	27.57	27.11	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd. (*2)	Other science research	28.57	—	Seoul
Hyundai Investment Network Private Equity Fund I	Mine investment	50.00	50.00	Seoul
Pohang Techno Valley PFV Corporation (*3)	Real estate development	29.90	54.99	Pohang
BLUE OCEAN Private Equity Fund	Private Equity Financial	27.52	27.52	Seoul
SuNAM Co., Ltd.	Power supply manufacturing	23.92	19.17	Seoul
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development	29.90	27.40	Mokpo
Gunggi Green Energy	Electricity generation	25.50	19.00	Hwaseong
Pohang Special Welding Co., Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*4)	Investment in new technologies	—	12.50	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
Investee	Category of Business	2012	2013	Region
EQP POSCO Global NO1 Natural Resources PEF (*4)	Investment in new technologies	—	27.23	Seoul
KC Chemicals (*4)	Machinery manufacturing	—	19.00	Hwaseong
POSTECH Social Enterprise Fund (*4)	Investment in new technologies	—	9.17	Seoul
QSONE Co., Ltd. (*5)	Real estate rental and facility management	—	50.00	Seoul
Future Creation M&A Fund (*4)	M&A Fund	—	40.00	Seoul
Chuncheon Energy Co., ltd. (*4)	Electricity generation	—	29.90	Chooncheon
POSMATE (*6)	Business facilities maintenance	45.15	—	Seoul
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and sales	50.00	50.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
POSVINA Co., Ltd. (*10)	Plating steel sheet manufacturing and sales	50.00	—	Vietnam
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd.	Tinplate manufacturing and sales	34.00	34.00	China
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.	Steel processing and sales	30.00	30.00	China
Eureka Moly LLC	Steel processing and sales	20.00	20.00	USA
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Sebang Steel	Scrap sales	49.00	49.00	Japan
NCR LLC	Coal sales	29.41	29.41	Canada
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
Hanjung Power Pty., Ltd.	Electric power manufacturing and sales	49.00	49.00	Papua New Guinea
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
KG Power (M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Arctos Anthracite Joint Venture	Coal sales	20.00	20.00	Canada
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
PT. INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.00	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
PT. Tanggamus Electric Power	Construction and engineering service	20.00	20.00	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
Boulder Solar Power, LLC	Electric power manufacturing	25.00	21.74	USA
LLP POSUK Titanium	Titanium manufacturing and sales	50.00	36.83	Kazakhstan
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
Investee	Category of Business	2012	2013	Region
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
IMFA ALLOYS FINLEASE LTD.	Raw material manufacturing and sales	24.00	24.00	India
7623704 Canada Inc. (*4)	Investments management	—	10.40	Canada
Baganuur Energy Corporation (*4)	Refined oil manufacturing	—	50.00	Mongolia
Hamparan Mulia (*4)	Resource development	—	45.00	Indonesia
BGC-POS PTY LTD. (*4)	Construction	—	49.00	Australia
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd. (*4)	Steel manufacturing and sales	—	25.00	China
POS-Hyundai Steel Manufacturing India Private Ltd. (*7)	Steel manufacturing and sales	29.50	—	India
Liaoning Rongyuan Posco Refractories Co., Ltd. (*2)	Refractory manufacturing and sales	35.00	—	China
Daewoo Engineering (THAILAND) Co., Ltd. (*8)	Development and contract business	48.90	—	Thailand
POSCO YongXin Rare Earth Metal Co., Ltd. (*8)	Resource development	31.00	—	China
Myanmar Korea Timber International Ltd. (*9)	Plywood manufacturing	45.00	—	Myanmar

(*1)	Reclassified to associate from subsidiary due to decrease in ownership percentage during the year ended December 31, 2013.

(*2)	Excluded from associates due to the disposal during the year ended December 31, 2013.

(*3)	The Company is not able to exercise control over the investee because of the redeemable preferred stock with voting rights held by others, which results in the Company holding less than 50% voting rights considering the potential voting rights from the redeemable preferred stock.

(*4)	These associates were newly established or acquired in 2013.

(*5)	This entity split off from POSCO Processing & Service during the year ended December 31, 2013.

(*6)	Reclassified to subsidiary from associate due to the merger with Seoung Gwang Co., Ltd., a subsidiary of the Company.

(*7)	Reclassified to associate from subsidiary due to a decrease in ownership percentage during the year ended December 31, 2013.

(*8)	Reclassified to subsidiary from associate due to an increase in ownership percentage during the year ended December 31, 2013.

(*9)	Excluded from associates due to the liquidation during the year ended December 31, 2013.

(*10)	Reclassified to assets held for sale in 2013.

As of December 31, 2013, there are no restrictions on the ability of associates to transfer funds to the Company, such as in the form of cash dividends, repayment of loans or payment of advances.

2) Joint ventures

Details of joint ventures as of December 31, 2012 and 2013 are as follows :

		Ownership (%)
Investee	Category of Business	2012	2013	Region
[Domestic]
POSCO ES MATERIALS	Secondary battery manufacturing	50.00	50.00	Gumi
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
[Foreign]
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

		Ownership (%)
Investee	Category of Business	2012	2013	Region
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
DMSA, AMSA	Energy & resource development	4.00	4.00	Madagascar
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
CSP — Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
Roy Hill Holdings Pty Ltd.	Energy & resource development	12.50	12.50	Australia

(f) Newly included subsidiaries

1) Consolidated subsidiaries acquired or newly established during the year ended December 31, 2013 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
POSCO ENGINEERING (THAILAND) CO., LTD. (*1)	January 2013	48.90	Reclassification from associate
POSMATE Co., Ltd.	January 2013	66.23	Reclassification from associate
POSCO-Mory-Maruyasu PIPE (*1)	February 2013	50.00	New establishment
PT KRAKATAU BLUE WATER	February 2013	67.00	New establishment
KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*1)	March 2013	45.00	New establishment
MAX STEEL Co., Ltd.	March 2013	100.00	New acquisitions
Myanmar Daewoo International Corporation	March 2013	100.00	New establishment
POSCO YongXin Rare Earth Metal Co., Ltd.	March 2013	51.67	Reclassification from associate
POSCO-Italy Processing Center	July 2013	90.00	New establishment
NEW POWER TECH Co., Ltd.	August 2013	100.00	Split off from POSCO Engineering Co., Ltd.
DAEWOO E&P CANADA CORPORATION	August 2013	100.00	New establishment
IT Engineering (*1)	August 2013	17.00	New acquisitions
Yingkou Puxiang Trade Co., Ltd.	September 2013	100.00	New establishment
POSCO ICT VIETNAM	October 2013	100.00	New establishment
Daewoo Global Development. Pte., Ltd	October 2013	51.00	New establishment
Myanmar POSCO Engineering & Construction Company, Limited.	November 2013	100.00	New establishment
Myanmar POSCO C&C Company, Limited.	December 2013	70.00	New establishment
POSCO COATED STEEL (THAILAND) Co., Ltd.	December 2013	100.00	New establishment
DAEWOO POWER AND INFRA (PTY) LTD.	December 2013	100.00	New establishment

(*1)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

2) Cash outflows (inflows) caused by the acquisitions for the years ended December 31, 2011, 2012 and 2013

	2011		2012	2013
	(in millions of Won)
Consideration transferred	￦	551,732	287,085	4,359
Less: Cash and cash equivalent acquired		(114,268)	(188,205)	(10,088)

Total	￦	437,464	98,880	(5,729)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(g) Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2013 are as follows:

Company	Date of disposal	Reason
(in millions of Won)
Postech 2006 Energy Fund	January 2013	Reclassification from subsidiary to associate
Postech Early Stage Fund	January 2013	Reclassification from subsidiary to associate Statutory merger by SPFC Co., LTD.
Pohang SPFC Co., Ltd.	January 2013	(formerly, Gwangyang SPFC Co., LTD.) Statutory merger by SPFC Co., LTD.
Gunsan SPFC Co., Ltd.	January 2013	(formerly, Gwangyang SPFC Co., LTD.)
POSCALCIUM Company, Ltd.	January 2013	Statutory merger by POSCO CHEMTECH
Reco Metal Co., Ltd.	January 2013	Statutory merger by POSCO M-TECH
9Digit Co., Ltd.	January 2013	Statutory merger by POSCO M-TECH
SeungGwang Co., Ltd.	January 2013	Statutory merger by POSMATE
POSWITH Co., Ltd.	January 2013	Statutory merger by POSCO Humans Co., Ltd. (formerly, POS ECO HOUSING Co., LTD.)
MCM Korea	March 2013	Exclusion by liquidation
DAEWOO CANADA LTD.	March 2013	Exclusion by liquidation
DAEWOO HANDELS GmbH	March 2013	Exclusion by liquidation
Dalian POSCO Steel Co., Ltd.	March 2013	Disposal Statutory merger by POSCO-Vietnam
MAX STEEL Co., LTD.	April 2013	Processing Center Co., Ltd. Statutory merger by Sungjin Geotec Co., Ltd.
POSCO PLANTEC Co., Ltd.	July 2013	(currently, POSCO PLANTEC Co., Ltd. by changing its name)
Dakos Co., Ltd.	October 2013	Disposal Statutory merger by Plant Engineering Service
BLUE O&M Co., Ltd	December 2013	Technology Co., Ltd. Statutory merger by POSCO
NEW POWER TECH CO., LTD	December 2013	ENGINEERING & CONSTRUCTION CO., LTD.
Tancheonene Co., Ltd	December 2013	Statutory merger by Poscoene
SANTOS CMI COSTA RICA S.A.	December 2013	Exclusion by liquidation
INGENIERIA Y CONSTRUCCION HOLANDCO S.A.	December 2013	Exclusion by liquidation
Statutory merger by SANTOSCMI CONSTRUCCIONES
ASESORIA Y SERVICIOS EPC S.A. CHILE	December 2013	DE CHILE S.A.
SANTOS CMI CONSTRUCTION ARGENTINA S.A.	December 2013	Exclusion by liquidation
DAEWOO STC VINA LTD.	December 2013	Disposal
GEZIRA TANNERY Co., Ltd.	December 2013	Exclusion by liquidation

2.	Statement of Compliance

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

As of December 31, 2011, 2012 and 2013

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

Use of estimates and judgments

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

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 — Subsidiaries, associates and joint venture

•	Note 8 — Other financial assets

•	Note 12 — Joint operations

•	Note 13 — Investment property, net

•	Note 14 — Property, plant and equipment, net

•	Note 15 — Goodwill and other intangibles

(b) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 20 — Provisions

•	Note 21 — Employee benefits

•	Note 29 — Construction contracts

•	Note 38 — Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 — inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following notes:

•	Note 23 — Financial instruments

Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in note 3 to all periods presented in these consolidated financial statements.

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2013.

(a)	IAS No. 1, “Presentation of Financial Statements”

(b)	IAS No. 19, “Employee Benefits”

(c)	IFRS No. 7, “Financial Instruments: Disclosures”

(d)	IFRS No. 10, “Consolidated Financial Statements”

(e)	IFRS No. 11, “Joint Arrangements”

(f)	IFRS No. 12, “Disclosure of Interests in Other Entities”

(g)	IFRS No. 13, “Fair Value Measurement”

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

The details of changes in accounting policies are as follows:

(a)	Classification of other comprehensive income

As a result of the amendments to IAS No. 1, the Company has modified the presentation of items of other comprehensive income in its statement of comprehensive income to present separately items that would be reclassified to profit or loss from those that would never be reclassified to profit or loss. Comparative information has been re-presented accordingly.

(b)	Post-employment defined benefit plan

As a result of the amendments to IAS No. 19, the Company has changed its accounting policy with respect the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendments to IAS No. 19, the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets and interest on the effect on the asset ceiling. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return.

(c)	Offsetting of financial assets and financial liabilities

As a result of the amendments to IFRS No. 7, the Company has expanded its disclosures about the offsetting of financial assets and financial liabilities (Note 23).

(d)	Subsidiaries

As a result of IFRS No. 10, the Company has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS No. 10 introduces a new control model that focuses on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

In accordance with the transitional provisions of IFRS No. 10, the Company reassessed the control conclusion for its investees at January 1, 2013. As a consequence, the Company changed its control conclusion with the following investees:

Company
Newly included subsidiaries	POSCO Engineering (Thailand) Co., Ltd.
Excluded subsidiaries	Postech 2006 Energy Fund, Postech Early Stage Fund

(e)	Joint arrangements

As a result of IFRS No. 11, the Company has changed its accounting policy for its interests in joint arrangements. Under IFRS No. 11, the Company has classified its interests in joint arrangements as either joint operations (if the Company has rights to the assets, and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Company has rights only to the net assets of an arrangement). When making this assessment, the Company considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

The Company has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from a jointly controlled entity to a joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Company.

(f)	Disclosure of interests in other entities

As a result of IFRS No. 12, the Company has expanded its disclosures about its interests in subsidiaries (see Note 1) and equity-accounted investees (Note 11).

(g)	Fair value measurement

IFRS No. 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS No. 7. As a result, the Company has included additional disclosures in this regard (Note 23).

In accordance with the transitional provisions of IFRS No. 13, the Company has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Company’s assets and liabilities.

Impact of changes in accounting policies

As management believes the impact of the amendments to IAS No. 19, IFRS No. 10 and No. 13 on the Company’s prior year’s consolidated financial statement is not significant, the comparative period’s consolidated financial statements are not restated.

Approval of financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on January 29, 2014.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

The comparative amounts in consolidated statements of comprehensive income have been re-presented as a result of a change in the accounting policy regarding the presentation of items of other comprehensive income.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(e)	Interests in equity-accounted investees

The Company’s interests in equity-control investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign currency transactions and translation

1)	Foreign currency transactions

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

2)	Foreign operations

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

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

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

(b) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest rate method.

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

As of December 31, 2011, 2012 and 2013

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

(e) Derecognition of non-derivative financial assets

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

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS No. 36 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

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

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset,

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

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

As of December 31, 2011, 2012 and 2013

over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development costs	3-10 years
Port facilities usage rights	5-75 years
Other intangible assets	2-25 years

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

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified an economically feasible mine.

(b)	Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) at inception of the extraction when the technical feasibility and commercial viability of extracting mineral resources are demonstrable. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment and depreciation is computed by the unit of production method.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

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

As of December 31, 2011, 2012 and 2013

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

Objective evidence that a financial asset or group of assets are impaired includes:

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

(a)	Financial assets measured at amortized cost

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

As of December 31, 2011, 2012 and 2013

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

Impairment for non-financial assets

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

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs.

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

As of December 31, 2011, 2012 and 2013

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

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.

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

As of December 31, 2011, 2012 and 2013

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

As of December 31, 2011, 2012 and 2013

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

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of the total of cumulative any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

As of December 31, 2011, 2012 and 2013

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

Equity instruments

(a)	Share capital

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

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the Company’s hybrid bond has been classified as an equity instrument.

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

As of December 31, 2011, 2012 and 2013

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

As of December 31, 2011, 2012 and 2013

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

Operating segments

An operating segment is a component of the Company that : a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

to transactions with any of the Company’s other components, b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

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

New standards and interpretations not yet adopted

Amendments to IAS No. 32 “Financial Instruments : Presentation”

The amendments clarify the application guidance related to offsetting of a financial asset and a financial liability. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. Management believes the impact of the initial adoption of these amendments on the Company’s consolidated statements of financial position will not be significant.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(a)	Financial risk management

1)	Risk management policy

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

2)	Credit risk

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3)	Liquidity risk management

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

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

	Currency risk

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

‚	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

ƒ	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital risk

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

Net borrowing-to-equity ratio as of December 31, 2012 and 2013 is as follows:

	2012		2013
	(in millions of Won)
Total borrowings	￦	24,921,433	26,246,605
Less: Cash and cash equivalents		4,680,526	4,208,562

Net borrowings		20,240,907	22,038,043
Total equity		42,429,418	45,822,030
Net borrowings-to-equity ratio		47.70%	48.09%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Cash	￦	8,595	12,575
Demand deposits and checking accounts		1,609,934	1,199,768
Time deposits		2,945,537	2,959,380
Other financial cash equivalents		116,460	36,839

	￦	4,680,526	4,208,562

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Current
Trade accounts and notes receivable	￦	9,865,436	10,299,826
Finance lease receivables		44,918	36,029
Unbilled due from customers for contract work		1,493,709	1,574,929
Less: Allowance for doubtful accounts		(366,090)	(418,183)

		11,037,973	11,492,601

Non-current
Trade accounts and notes receivable		52,763	50,639
Finance lease receivables		102,887	67,251
Less: Allowance for doubtful accounts		(13,446)	(20,890)

	￦	142,204	97,000

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦80,258 million and ￦73,956 million as of December 31, 2012 and 2013, respectively, and are included in bank borrowings (Note 17).

(b) Finance lease receivables are as follows:

Customer	Contents	2012		2013
	(in millions of Won)
Korea Electric Power Corporation	Combined thermal power plant 1~4	￦	147,634	102,887
KC CHEMICAL Co., Ltd	Machinery and equipment		—	393
Tenant of EXPO Apartment	Leasehold contract		171	—

		￦	147,805	103,280

(c) The gross amount and present value of minimum lease payments as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Less than 1 year	￦	62,048	48,112
1 year – 5 years		120,135	84,270
Greater than 5 year		11,772	—
Unrealized interest income		(46,150)	(29,102)

Present value of minimum lease payment	￦	147,805	103,280

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

7.	Other Receivables

Other receivables as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Current
Short-term loans	￦	271,067	298,289
Other accounts receivable		1,298,878	1,322,352
Accrued income		71,076	74,968
Deposits		107,208	69,502
Other checking accounts		302,738	275,892
Less : Allowance for bad debt accounts		(53,815)	(150,580)

		1,997,152	1,890,423

Non-current
Long-term loans		574,255	604,478
Long-term other accounts receivable		164,289	152,383
Accrued income		1,204	1,110
Deposits		110,681	111,482
Less : Allowance for bad debt accounts		(41,526)	(71,998)

	￦	808,903	797,455

8.	Other Financial Assets

(a) Other short-term financial assets as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Derivatives assets held for trading	￦	62,720	44,082
Short-term available-for-sale securities		133,656	10,772
Current portion of held-to-maturity securities (bonds)		31,237	2,232
Short-term financial instruments (*1,2,3,4)		1,621,668	2,913,579

	￦	1,849,281	2,970,665

(*1)	As of December 31, 2012 and 2013, short-term financial instruments amounting to ￦3,400 million and ￦4,700 million, respectively, are provided as collateral in relation to long-term borrowings from the National Forestry Cooperative Federation.

(*2)	As of December 31, 2012 and 2013, ￦12,699 million and ￦949 million, respectively, are restricted for the use in a government project.

(*3)	As of December 31, 2012 and 2013, short-term financial instruments amounting to ￦7,650 million and ￦27,195 million, respectively, are provided as collateral for long-term borrowings.

(*4)	As of December 31, 2012 and 2013, short-term financial instruments amounting to ￦153,251 million and ￦261,034 million, respectively, are restricted for use in financial arrangements, pledge and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(b) Other long-term financial assets as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Derivatives assets held for trading	￦	8,634	34,140
Long-term available-for-sale securities (equity instruments) (*1,2,3)		3,711,169	4,068,766
Long-term available-for-sale securities (bonds)		26,430	32,456
Long-term available-for-sale securities (others)		43,267	54,390
Held-to-maturity securities (bonds)		3,251	1,602
Long-term financial instruments		68,215	274,376

	￦	3,860,966	4,465,730

(*1)	As of December 31, 2013, 1,795,860 shares equivalent to 16,162,743 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.

(*2)	During the year ended December 31, 2013, there was a significant decline in the fair value of shares of KB Financial Group Inc. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment loss of ￦280,237 million was recognized in profit or loss during the year ended December 31, 2013.

(*3)	As of December 31, 2012 and 2013, ￦167,100 million and ￦229,052 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

9.	Inventories

(a) Inventories as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Finished goods	￦	1,475,832	1,406,297
Merchandise		703,923	711,802
Semi-finished goods		1,876,196	1,711,294
Raw materials		2,425,367	2,228,110
Fuel and materials		893,137	801,992
Construction inventories		1,324,873	1,183,390
Materials-in-transit		2,007,106	1,848,389
Others		93,007	96,389

		10,799,441	9,987,663

Less: Allowance for inventories valuation		(214,795)	(189,282)

	￦	10,584,646	9,798,381

(b) The changes of allowance for inventories valuation for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Beginning	￦	87,895	215,594	214,795
Valuation losses of inventories		140,361	76,484	49,172
Write-off		(10,736)	(71,459)	(73,220)
Reversal and others		(1,926)	(5,824)	(1,465)

Ending	￦	215,594	214,795	189,282

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

10.	Non-Current Assets Held for Sale

Details of non-current assets held for sale as of December 31, 2012 and 2013 are as follows:

	2012		2013
	Subsidiaries		Controlling company	Subsidiaries	Total
	(in millions of Won)
Property, plant and equipment (*1)	￦	1,190	—	1,190	1,190
Investments in associates(*2)		—	1,304	—	1,304

	￦	1,190	1,304	1,190	2,494

(*1)	POSCO AST determined to dispose of its land and building for employee welfare and classified them as assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land and building was ￦1,190 million, the Company recorded impairment loss for the assets held for sale of ￦70 million.

(*2)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of September 2013. The amount based on the difference between those carrying amount and fair value less costs to sell was ￦1,304 million. The Company recorded impairment loss for the assets held for sale of ￦1,814 million.

11.	Investments in Associates and Joint ventures

(a) Investments in associates and joint ventures as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Investments in associates		1,530,802	1,830,047
Investments in joint ventures		1,508,459	1,978,646

	￦	3,039,261	3,808,693

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(b) Details of investments in associates as of December 31, 2012 and 2013 are as follows:

	2012		2013
Company	Book value		Number of shares	Ownership (%)	Acquisition cost	Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO 1 Natural Resources PEF	￦	—	178,565	27.23	178,566	￦	177,563
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.) (*1)		181,361	27,365,388	43.97	341,087		234,203
SNNC		147,539	18,130,000	49.00	90,650		123,969
BLUE OCEAN Private Equity Fund		33,839	333	27.52	33,300		29,391
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. (*4)		29,414	2,008,000	25.10	10,040		23,733
Incheon-Gimpo Expressway Co., Ltd.		13,680	7,975,319	29.94	39,877		37,759
UITrans LRT Co., Ltd. (*4)		16,444	3,929,751	38.19	19,649		19,185
Garolim Tidal Power Plant Co., Ltd.		11,544	3,020,220	32.13	15,101		12,941
Gunggi Green Energy		7,353	2,880,000	19.00	14,400		4,996
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		—	7,012,500	12.50	7,013		6,685
KONES, Corp.		6,476	3,250,000	41.67	6,893		5,784
Busan-Gimhae Light Rail Transit Co., Ltd. (*2,4)		7,601	9,160,000	25.00	45,800		—
QSONE Co., Ltd.		—	200,000	50.00	84,395		84,096
POSMATE (*3)		46,204	—	—	—		—
Others (31 companies) (*4)		39,096	—	—	—		39,820

		540,551					800,125

[Foreign]
Eureka Moly LLC		213,136	—	20.00	240,123		217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	135,219,000	25.04	150,779		140,202
Nickel Mining Company SAS		146,699	3,234,698	49.00	157,585		135,178
7623704 Canada Inc.		—	114,452,000	10.40	124,341		119,516
AMCI (WA) Pty LTD.		123,018	49	49.00	209,664		98,467
KOREA LNG LTD.		99,976	2,400	20.00	135,205		64,453
AES-VCM Mong Duong Power Company Limited		48,636	—	30.00	74,161		81,436
CAML Resources Pty. LTD.		62,227	3,239	33.34	40,388		43,820
NCR LLC		39,303	—	29.41	32,348		30,496
POSCHROME (PROPRIETARY) LIMITED		21,324	43,350	50.00	19,892		7,911
Others (31 companies) (*4)		91,101	—	—	—		90,930

		990,251					1,029,922

	￦	1,530,802				￦	1,830,047

(*1)	It is reclassified from subsidiary to associate due to the merger with Sungjin Geotec Co., Ltd. during the year ended December 31, 2013.

(*2)	As the Company’s share of losses exceeded its interest in this entity, the carrying amount of that interest was reduced to nil and the recognition of further losses was discontinued. Unrecognized losses in this entity are ￦10,258 million during the year ended December 31, 2013.

(*3)	It is reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the year ended December 31, 2013.

(*4)	Investments in associates amounting to ￦64,810 are provided as collateral related to associates’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(c) Details of investments in joint ventures as of December 31, 2012 and 2013 are as follows:

	2012		2013
Company	Book value		Number of shares	Ownership (%)	Acquisition cost	Book value
	(in millions of Won)
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	￦	28,060	11,568,000	60.00	115,680	￦	115,708
POSCO ES MATERIALS		42,388	1,000,000	50.00	43,000		40,386

		70,448					156,094

[Foreign]
Roy Hill Holdings Pty Ltd.		527,129	12,723,959	12.50	998,180		825,901
CSP-Compania Siderurgica do Pecem		214,761	660,301,330	20.00	393,925		263,419
POSCO-NPS Niobium LLC		348,646	325,050,000	50.00	364,609		343,590
DMSA, AMSA		124,326	—	4.00	193,182		180,355
KOBRASCO		113,847	2,010,719,185	50.00	32,950		95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		92,888	—	25.00	61,961		96,309
Others (7 companies)		16,414					17,745

		1,438,011					1,822,552

	￦	1,508,459				￦	1,978,646

(d) The movements of investments in associates and joint ventures for the years ended December 31, 2012 and 2013 are as follows:

1) December 31, 2012

Company	Dec. 31, 2011 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	Dec. 31, 2012 Book value
	(in millions of Won)
[Domestic]
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	￦	194,942	—	—	(17,162)	3,581	181,361
SNNC		154,131	—	(20,306)	15,157	(1,443)	147,539
POSCO MITSUBISHI CARBON TECHNOLOGY		—	28,920	—	(860)	—	28,060
POSCO ES MATERIALS		—	43,000	—	(560)	(52)	42,388
BLUE OCEAN Private Equity Fund		35,971	—	—	(4,542)	2,410	33,839
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		21,026	—	—	8,534	(146)	29,414
Incheongimpo Highway Co., Ltd		3,500	9,368	—	(377)	1,189	13,680
UITrans LRT Co., Ltd.		3,610	11,294	—	1,268	272	16,444
Garolim Tidal Power Plant Co., Ltd.		11,995	—	—	(451)	—	11,544
Gunggi Green Energy		—	8,925	—	(1,572)	—	7,353
KONES, Corp.		6,764	—	—	(219)	(69)	6,476
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	—	—	(26,626)	—	7,601
POSMATE		22,409	21,025	(536)	2,158	1,148	46,204
Kyobo Life Insurance Co., Ltd.		1,377,114	—	(24,600)	37,038	(1,389,552)	—
Cheongna IBT Co., Ltd.		35,564	—	—	(729)	(34,835)	—
MTAPOLIS Co., Ltd.		15,674	—	—	(15,674)	—	—
MIDAS Information Technology Co., Ltd.		12,476	—	(87)	1,530	(13,919)	—
Others		56,163	3,619	(107)	(2,051)	(18,528)	39,096

		1,985,566	126,151	(45,636)	(5,138)	(1,449,944)	610,999

[Foreign]
Roy Hill Holdings Pty Ltd.		—	551,979	—	(16,537)	(8,313)	527,129
POSCO-NPS Niobium LLC		374,868	—	(18,632)	19,199	(26,789)	348,646

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Company	Dec. 31, 2011 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	Dec. 31, 2012 Book value
	(in millions of Won)
CSP-Compania Siderurgica do Pecem	￦	124,231	132,849	—	(2,520)	(39,799)	214,761
Eureka Moly LLC		109,772	—	—	—	103,364	213,136
South-East Asia Gas Pipeline Company Ltd.		136,175	19,248	—	—	(10,592)	144,831
Nickel Mining Company SAS		168,292	—	—	(12,795)	(8,798)	146,699
DMSA, AMSA		119,556	16,813	—	(1,176)	(10,867)	124,326
AMCI (WA) Pty LTD.		168,212	—	—	(38,706)	(6,488)	123,018
KOREA LNG LTD.		127,901	—	(21,534)	12,697	(19,088)	99,976
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		95,577	—	—	2,650	(5,339)	92,888
KOBRASCO		128,884	—	(24,644)	28,792	(19,185)	113,847
AES-VCM Mong Duong Power Company Limited		31,201	—	—	(1,246)	18,681	48,636
CAML Resources Pty. LTD.		55,465	—	—	11,390	(4,628)	62,227
NCR LLC		24,107	—	—	(452)	15,648	39,303
POSCHROME (PROPRIETARY) LIMITED		24,674	33	—	(311)	(3,072)	21,324
Others		157,178	19,136	(5,143)	(18,549)	(45,107)	107,515

		1,846,093	740,058	(69,953)	(17,564)	(70,372)	2,428,262

	￦	3,831,659	866,209	(115,589)	(22,702)	(1,520,316)	3,039,261

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) December 31, 2013

Company	December 31, 2012 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2013 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	—	178,566	—	(1,017)	14	177,563
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		181,361	101,210	—	(49,065)	697	234,203
SNNC		147,539	—	(27,685)	2,183	1,932	123,969
POSCO MITSUBISHI CARBON TECHNOLOGY		28,060	86,760	—	888	—	115,708
POSCO ES MATERIALS		42,388	—	—	(1,963)	(39)	40,386
BLUE OCEAN Private Equity Fund		33,839	—	—	(2,015)	(2,433)	29,391
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		29,414	—	—	(5,535)	(146)	23,733
Inc heongimpo Highway Co., Ltd		13,680	24,521	—	(441)	(1)	37,759
UITrans LRT Co., Ltd.		16,444	1,967	—	668	106	19,185
Garolim Tidal Power Plant Co., Ltd.		11,544	2,201	—	(804)	—	12,941
Gunggi Green Energy		7,353	5,475	—	(8,213)	381	4,996
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		—	7,013	—	(327)	(1)	6,685
KONES, Corp.		6,476	—	—	(740)	48	5,784
Busan-Gimhae Light Rail Transit Co., Ltd.		7,601	—	—	(7,601)	—	—
QSONE Co., Ltd.		—	84,395	—	(299)	—	84,096
POSMATE		46,204	—	—	—	(46,204)	—
Others		39,096	9,124	—	1,820	(10,220)	39,820

		610,999	501,232	(27,685)	(72,461)	(55,866)	956,219

[Foreign]
Roy Hill Holdings Pty Ltd.		527,129	446,201	—	(37,781)	(109,648)	825,901
POSCO-NPS Niobium LLC		348,646	—	(16,188)	16,079	(4,947)	343,590
CSP-Compania Siderurgica do Pecem		214,761	128,185	—	(34,410)	(45,117)	263,419
Eureka Moly LLC		213,136	—	—	—	4,377	217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	—	—	(2,585)	(2,044)	140,202
Nickel Mining Company SAS		146,699	—	—	(16,617)	5,096	135,178
DMSA, AMSA		124,326	58,374	—	31	(2,376)	180,355
7623704 Canada Inc.		—	124,341	—	(1)	(4,824)	119,516
AMCI (WA) Pty Ltd.		123,018	—	—	(6,283)	(18,268)	98,467
KOREA LNG LTD.		99,976	—	(21,999)	21,898	(35,422)	64,453
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		92,888	—	—	2,400	1,021	96,309
KOBRASCO		113,847	—	(26,482)	21,948	(14,080)	95,233
AES-VCM Mong Duong Power Company Limited		48,636	—	—	(12,841)	45,641	81,436
CAML Resources Pty. LTD.		62,227	—	(12,428)	17,984	(23,963)	43,820
NCR LLC		39,303	—	—	(9,609)	802	30,496
POSCHROME (PROPRIETARY) LIMITED		21,324	—	(7,196)	2,943	(9,160)	7,911
Others		107,515	7,439	(5,252)	(70,504)	69,477	108,675

		2,428,262	764,540	(89,545)	(107,348)	(143,435)	2,852,474

	￦	3,039,261	1,265,772	(117,230)	(179,809)	(199,301)	3,808,693

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(e) The fair value of investments in associates for which there are published price quotations as of December 31, 2013 is as follows:

Company	Fair value
(in millions of Won)
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	￦ 189,916

(f) Summarized financial information of associates and joint ventures as of and for years ended December 31, 2012 and 2013 is as follows:

1) December 31, 2012

Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	763,581	632,999	130,582	703,236	(29,219)
SNNC	577,273	261,781	315,492	379,230	16,959
POSCO MITSUBISHI CARBON TECHNOLOGY	47,014	247	46,767	—	(1,433)
POSCO ES MATERIALS	69,287	16,067	53,220	—	(1,422)
BLUE OCEAN Private Equity Fund	347,298	224,338	122,960	429,210	(16,504)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	333,716	250,540	83,176	229,271	36,971
Incheongimpo Highway Co., Ltd	44,714	334	44,380	—	(1,323)
UITrans LRT Co., Ltd.	50,932	12,822	38,110	—	(880)
Garolim Tidal Power Plant Co.,Ltd.	37,476	1,546	35,930	—	(1,404)
Gunggi Green Energy	103,340	68,990	34,350	—	(467)
KONES, Corp.	6,739	3,627	3,112	8,274	(527)
Busan-Gimhae Light Rail Transit Co., Ltd.	787,011	756,606	30,405	16,811	(106,668)
POSMATE	118,077	14,580	103,497	104,705	9,587
MTAPOLIS Co., Ltd.	521,942	512,720	9,222	21,063	(35,244)
[Foreign]
Roy Hill Holdings Pty Ltd.	1,404,336	105,340	1,298,996	—	(146,321)
POSCO-NPS Niobium LLC	697,431	140	697,291	—	38,412
CSP-Compania Siderurgica do Pecem	1,088,105	16,551	1,071,554	—	(12,622)
South-East Asia Gas Pipeline Company Ltd.	1,341,510	763,116	578,394	—	—
Nickel Mining Company SAS	445,344	91,266	354,078	120,224	(33,981)
DMSA, AMSA	7,935,489	5,906,301	2,029,188	—	(29,407)
KOREA LNG LTD.	545,841	64	545,777	109,992	107,953
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	922,932	579,140	343,792	1,506,012	2,296
KOBRASCO	231,524	3,831	227,693	121,619	56,282
CAML Resources Pty. LTD.	209,717	70,502	139,215	284,134	34,162
POSCHROME (PROPRIETARY) LIMITED	53,900	3,582	50,318	89,962	(899)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) December 31, 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	652,849	1,034	651,815	—	(3,684)
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		900,409	765,481	134,928	597,561	(98,435)
SNNC		504,351	235,830	268,521	405,419	8,458
POSCO MITSUBISHI CARBON TECHNOLOGY		243,644	51,747	191,897	—	89
POSCO ES MATERIALS		59,807	10,590	49,217	5,759	(3,926)
BLUE OCEAN Private Equity Fund		341,118	234,321	106,797	425,678	(7,321)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		284,290	222,246	62,044	10,224	(15,924)
Incheongimpo Highway Co., Ltd		157,082	32,691	124,391	—	(1,473)
UITrans LRT Co., Ltd.		102,828	56,438	46,390	—	(925)
Garolim Tidal Power Plant Co., Ltd.		43,592	3,350	40,242	—	(2,502)
Gunggi Green Energy		333,027	263,608	69,419	21,577	(5,526)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,195	1,712	53,483	1,064	(1,116)
KONES, Corp.		3,748	2,296	1,452	7,442	(1,612)
Busan-Gimhae Light Rail Transit Co., Ltd.		752,011	793,042	(41,031)	34,670	(71,110)
QSONE Co., Ltd.		247,592	79,399	168,193	882	(597)

[Foreign]
Roy Hill Holdings Pty Ltd.		2,703,533	244,437	2,459,096	—	(302,248)
POSCO-NPS Niobium LLC		686,978	—	686,978	—	32,158
CSP-Compania Siderurgica do Pecem		1,520,989	78,847	1,442,142	—	(16,915)
South-East Asia Gas Pipeline Company Ltd.		1,755,847	1,195,935	559,912	19,878	(10,323)
Nickel Mining Company SAS		416,878	91,851	325,027	120,324	(39,686)
DMSA, AMSA		8,636,317	5,190,558	3,445,759	—	(473)
7623704 Canada Inc.		1,161,363	15	1,161,348	—	(10)
KOREA LNG LTD.		381,437	98	381,339	111,602	109,495
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		776,557	418,958	357,599	1,479,765	5,359
KOBRASCO		203,467	13,001	190,466	70,428	42,852
CAML Resources Pty. LTD.		185,465	52,782	132,683	238,296	53,950
POSCHROME (PROPRIETARY) LIMITED		38,440	3,779	34,661	72,243	6,765

12.	Joint Operations

Details of significant joint operations of the Company as of December 31, 2013 are as follows:

Joint operations	Operation	Ownership (% )	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Gleenhills mine	Mine development	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
Intergra Coal J/V	Mine development	5.95	Australia
RUM J/V	Mine development	10.00	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

13.	Investment Property, Net

(a) Investment property as of December 31, 2012 and 2013 are as follows:

	2012				2013
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
	(in millions of Won)
Land	￦	252,846	(41,464)	211,382	200,468	(38,966)	161,502
Buildings		490,657	(186,154)	304,503	399,998	(160,805)	239,193
Structures		9,448	(4,142)	5,306	6,836	(3,237)	3,599
Others		—	—	—	20,935	—	20,935

Total	￦	752,951	(231,760)	521,191	628,237	(203,008)	425,229

As of December 31, 2013, the fair value of investment property is ￦705,707 million, among which the Company evaluated investment property of 7 subsidiaries including International Business Center Corporation as its book value amounted to ￦84,479 million since it is believed that fair value is approximately same as book value. Also, the Company used the prior year’s fair value for some of the investment property since it is believed to be approximately same.

(b) Changes in the carrying value of investment property for the years ended December 31, 2012 and 2013 were as follows:

1) For the year ended December 31, 2012

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	219,477	15,832	1,442	(38,575)	(475)	13,681	211,382
Buildings		301,733	13,857	1,560	(6,730)	(15,044)	9,127	304,503
Structures		6,323	—	—	—	(322)	(695)	5,306

Total	￦	527,533	29,689	3,002	(45,305)	(15,841)	22,113	521,191

(*1)	Impairment losses of investment property amounted to ￦1,053 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2013

	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
	(in millions of Won)
Land	￦	211,382	—	12,625	(4,410)	—	(58,095)	161,502
Buildings		304,503	10	8,432	(3,129)	(12,008)	(58,615)	239,193
Structures		5,306	—	—	—	(314)	(1,393)	3,599
Others		—	20,935	—	—	—	—	20,935

Total	￦	521,191	20,945	21,057	(7,539)	(12,322)	(118,103)	425,229

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

14.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2012 and 2013 are as follows:

	2012					2013
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Land	￦	2,658,401	(11,979)	—	2,646,422	2,719,989	(11,979)	—	2,708,010
Buildings		7,120,322	(2,951,420)	(100)	4,168,802	8,112,980	(3,223,992)	(153)	4,888,835
Structures		3,997,124	(1,676,669)	(274)	2,320,181	4,649,271	(1,864,574)	(110)	2,784,587
Machinery and equipment		36,217,492	(19,684,338)	(950)	16,532,204	40,685,986	(21,242,212)	(938)	19,442,836
Vehicles		279,650	(219,489)	(7)	60,154	284,113	(233,080)	—	51,033
Tools		331,870	(261,972)	(47)	69,851	346,018	(283,120)	(45)	62,853
Furniture and fixtures		526,396	(342,706)	(310)	183,380	568,313	(394,958)	(203)	173,152
Finance lease assets		105,241	(48,017)	—	57,224	151,219	(50,695)	—	100,524
Construction-in-progress		6,238,161	—	—	6,238,161	5,553,322	—	(5,033)	5,548,289

Total	￦	57,474,657	(25,196,590)	(1,688)	32,276,379	63,071,211	(27,304,610)	(6,482)	35,760,119

(b) Changes in the carrying value of property, plant and equipment for the years ended December 31, 2012 and 2013 were as follows:

1) For the year ended December 31, 2012

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,549,178	51,978	2,377	(26,793)	—	69,682	2,646,422
Buildings		4,019,829	210,756	12,210	(29,756)	(298,978)	254,741	4,168,802
Structures		2,260,437	25,170	—	(24,308)	(199,970)	258,852	2,320,181
Machinery and equipment		16,179,384	698,693	5,804	(209,357)	(1,774,051)	1,631,731	16,532,204
Vehicles		66,743	15,620	141	(1,244)	(20,705)	(401)	60,154
Tools		80,877	17,404	411	(1,081)	(36,026)	8,266	69,851
Furniture and fixtures		169,689	53,040	76	(3,369)	(65,074)	29,018	183,380
Finance lease assets		38,542	535	—	(236)	(9,154)	27,537	57,224
Construction-in-progress		3,088,505	6,314,731	—	—	—	(3,165,075)	6,238,161

Total	￦	28,453,184	7,387,927	21,019	(296,144)	(2,403,958)	(885,649)	32,276,379

(*1)	Impairment losses of property, plant and equipment amounted to ￦12,977 million are included.

(*2)	Includes reclassification for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) For the year ended December 31, 2013

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,646,422	23,404	23,108	(24,548)	—	39,624	2,708,010
Buildings		4,168,802	72,168	7,352	(48,278)	(308,084)	996,875	4,888,835
Structures		2,320,181	29,338	18,568	(7,633)	(189,740)	613,873	2,784,587
Machinery and equipment		16,532,204	740,682	9,634	(88,565)	(1,867,408)	4,116,289	19,442,836
Vehicles		60,154	10,326	700	(2,356)	(19,402)	1,611	51,033
Tools		69,851	20,638	304	(1,811)	(33,494)	7,365	62,853
Furniture and fixtures		183,380	31,578	1,087	(4,837)	(72,062)	34,006	173,152
Finance lease assets		57,224	670	—	(712)	(12,766)	56,108	100,524
Construction-in-progress		6,238,161	5,931,141	—	(10,369)	—	(6,610,644)	5,548,289

Total	￦	32,276,379	6,859,945	60,753	(189,109)	(2,502,956)	(744,893)	35,760,119

(*1)	Impairment losses of property, plant and equipment amounted to ￦9,742 million are included.

(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation differences and others.

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Weighted average expenditure	￦	3,131,866	6,442,564
Borrowing costs capitalized		101,794	290,117
Capitalization rate		3.25%	4.50%

(d) Property, plant and equipment and investment property pledged as collateral as of December 31, 2012 and 2013 are as follows:

	Collateral right holder	2012		2013
		(in millions of Won)
Land (*1)	Korean Development Bank and others	￦	545,654	767,004
Buildings and structures (*1)	Korean Development Bank and others		327,757	1,112,855
Machinery and equipment	Korean Development Bank and others		1,285,452	3,343,747
Tools	Korean Development Bank		—	7,300
Construction-in-progress	The Export-Import Bank of Korea		1,486,745	382,339

		￦	3,645,608	5,613,245

(*1)	Investment property is included.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

15.	Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2012 and 2013 are as follows:

	2012					2013
	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
	(in millions of Won)
Goodwill	￦	1,735,879	(22,188)	—	1,713,691	1,741,562	(125,624)	—	1,615,938
Intellectual property rights		317,748	(41,448)	(1,154)	275,146	1,551,898	(76,026)	(1,013)	1,474,859
Premium in rental		151,116	(13,383)	—	137,733	148,295	(17,028)	—	131,267
Development expense		127,856	(65,367)	(1,558)	60,931	158,228	(95,780)	(1,346)	61,102
Port facilities usage rights		410,023	(326,901)	—	83,122	504,331	(337,220)	—	167,111
Exploration and evaluation assets		509,581	(29,853)	—	479,728	389,601	(29,853)	—	359,748
Mining development assets		1,643,306	—	—	1,643,306	968,191	—	—	968,191
Customer relationships		862,217	(111,485)	—	750,732	856,308	(163,428)	—	692,880
Other intangible assets		921,277	(403,302)	(3)	517,972	843,705	(384,960)	(1)	458,744

Total	￦	6,679,003	(1,013,927)	(2,715)	5,662,361	7,162,119	(1,229,919)	(2,360)	5,929,840

(b) The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2012 and 2013 were as follows:

1) For the year ended December 31, 2012

			Increase		Decrease
	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	￦	1,656,817	—	77,298	—	—	(7,230)	(13,194)	1,713,691
Intellectual property rights		274,907	26,677	1	(1,375)	(24,829)	—	(235)	275,146
Premium in rental (*2)		139,144	13,498	622	(10,038)	(544)	(12,336)	7,387	137,733
Development expense		45,583	10,266	—	(148)	(23,011)	—	28,241	60,931
Port facilities usage rights		94,746	—	—	—	(11,624)	—	—	83,122
Exploration and evaluation assets		473,192	7,349	—	—	—	(1,671)	858	479,728
Mining development assets		1,414,315	228,991	—	—	—	—	—	1,643,306
Client relationships		807,068	—	—	—	(53,517)	—	(2,819)	750,732
Other intangible assets		339,156	201,269	26,748	(652)	(44,466)	(9)	(4,074)	517,972

Total	￦	5,244,928	488,050	104,669	(12,213)	(157,991)	(21,246)	16,164	5,662,361

(*1)	Acquisition amounts include goodwill amounting to ￦77,298 million related to the acquisition of PONUTech Co., Ltd.

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation adjustment and reclassification.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) For the year ended December 31, 2013

			Increase		Decrease
	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	(103,436)	3,015	1,615,938
Intellectual property rights		275,146	54,182	—	(291)	(35,532)	(10,313)	1,191,667	1,474,859
Premium in rental (*2)		137,733	4,089	1,605	(4,382)	(211)	(4,457)	(3,110)	131,267
Development expense		60,931	13,717	2,032	—	(23,166)	(5,675)	13,263	61,102
Port facilities usage rights		83,122	—	—	—	(10,318)	—	94,307	167,111
Exploration and evaluation assets		479,728	4,669	—	—	—	—	(124,649)	359,748
Mining development assets		1,643,306	289,016	—	—	—	—	(964,131)	968,191
Customer relationships		750,732	—	—	—	(51,944)	—	(5,908)	692,880
Other intangible assets		517,972	211,627	684	(1,102)	(58,843)	(1,435)	(210,159)	458,744

Total	￦	5,662,361	577,300	6,989	(5,775)	(180,014)	(125,316)	(5,705)	5,929,840

(*1)	Acquisition amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation adjustment and reclassification.

(c) For the purpose of impairment testing, goodwill is allocated to individually operating entities determined to be CGUs. The goodwill amounts as of December 31, 2012 and 2013 are as follows:

Reporting segments	Total number of CGUs
	2012	2013	CGUs	2012		2013
	(in millions of Won)
Steel	10	10	POSCO Thainox Public Company Limited (*3)	￦	109,779	18,624
			POSCO VST CO., LTD.		36,955	36,955
			Others		14,096	14,084
Trading	3	3	Daewoo International Corporation (*1)		1,163,922	1,163,922
			Others		11,906	9,711
E&C	4	4	POSCO Engineering Co., Ltd. (*2)		194,637	194,637
			EPC EQUITIES LLP (*4)		47,913	44,412
			Others		11,291	11,119
Others	10	10	PONUTech Co., Ltd		77,298	77,298
			POSCO ENERGY Co., LTD.		26,471	26,471
			Others (*4)		19,423	18,705

Total	27	27		￦	1,713,691	1,615,938

(*1)	Recoverable amounts of Daewoo International Corporation were ￦3,849,700 million as of December 31, 2013 based on its value-in-use. As of December 31, 2013, value-in-use is estimated by applying 8.3% discount rate and 3.0% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. The key assumption for the estimated future cash flow projections for the next 5 years is the revenue growth rate. The average annual growth rate of 3.7% is used based on the average growth rate of revenue in the past 5 years (2009 through 2013) and the Company’s business plan for the next 5 years. No impairment loss of goodwill was recognized during the year ended December 31, 2013 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦65,816 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 5.49% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 3.39%.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would cause a change in impairment loss of goodwill.

(*2)

Recoverable amounts of POSCO Engineering Company were ￦635,980 million as of December 31, 2013 determined based on value-in-use. As of December 31, 2013, value-in-use is estimated by applying 12.3% discount rate and 1%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

terminal growth rate with 5 years. The estimated future cash flows for the next 5 years are based on management’s approved business plan. The most significant assumption on the cash flow projections for the next 5 years is the cash flows from construction projects based on the business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2013 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amounts of CGU exceeded the carrying value by ￦288,906 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 2.69% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 1.84%. The change has no effect on the impairment loss of the goodwill.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*3)	Recoverable amounts of POSCO-Thainox Public Company Limited were ￦340,248 million as of December 31, 2013, determined based on fair value less cost to sell, which was calculated based on quoted market price plus control premium.

The Company recognized goodwill impairment loss of ￦97,245 million as the carrying value of the CGU was higher than its recoverable amount as of December 31, 2013 and market price decreased due to the market condition of stainless steel industry during the current period.

(*4)	The Company recognized goodwill impairment loss of ￦6,191 million as the carrying values of the EPC EQUITIES LLP and other subsidiaries were higher than recoverable amounts as of December 31, 2013.

16.	Other Assets

Other current assets and other long-term assets as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Other current assets
Advance payment	￦	1,205,969	1,138,976
Prepaid expenses		189,647	130,272
Others		2,564	1,420

	￦	1,398,180	1,270,668

Other long-term assets
Long-term advance payment	￦	2,119	3,090
Long-term prepaid expenses		178,934	204,449
Others		212,733	157,659

	￦	393,786	365,198

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

17.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2012 and 2013 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2012		2013
	(in millions of Won)
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2013~ December, 2013	January, 2014~ December, 2014	0.1~1.0	￦	123,685	100,211
Short-term borrowings (*1)	Shinhan Bank and others	January, 2013~ December, 2013	January, 2014~ December, 2014	0.3~12.8		7,586,993	7,256,486

						7,710,678	7,356,697

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank	June, 2003~ December, 2013	January, 2014~ December, 2014	0.5~9.0		898,564	856,188
Less : Present value discount						—	(59)
Current portion of foreign loan	NATIXIS	June, 1984~ March, 1986	March, 2014~ December, 2014	2.0		901	927
Current portion of debentures (*1)	Korean Development Bank	January, 2009~ November, 2011	January, 2014~ December, 2014	1.5~9.0		1,899,430	2,502,246
Less: Current portion of discount on debentures issued						(2,644)	(2,353)
Add: Premium on debentures redemption						2,419	—

						2,798,670	3,356,949

					￦	10,509,348	10,713,646

(*1)	Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦5,437,689 million, ￦43,872 million (three hundred fourteen sheets of note receivable), ￦27,195 million, ￦675,812 million and ￦87,029 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

(b) Long-term borrowings, excluding current portion as of December 31, 2012 and December 31, 2013 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2012		2013
	(in millions of Won)
Long-term borrowings (*1)	Korean Development Bank	January, 1983~ December, 2013	February, 2015~ December, 2099	0.5~11.2	￦	5,161,711	7,017,532
Less : Present value discount						(44,293)	(43,897)
Foreign loan (*2)	NATIXIS	March, 1986	March, 2017	2.0		2,009	1,140
Bonds (*1,3)	Korean Development Bank	August, 2006~ December, 2013	February, 2015~ December, 2021	0.0~6.3		9,339,966	8,590,965
Less: Discount on debentures issued						(62,943)	(45,372)
Add: Premium on debentures redemption						15,635	12,591

					￦	14,412,085	15,532,959

(*1)

Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦5,437,689 million, ￦43,872 million (three hundred fourteen sheets of note receivable),

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

￦27,195 million, ￦675,812 million and ￦87,029 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

(*2)	Korea Development Bank has provided guarantees related to the foreign loan.

(*3)	POSCO issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. The Company also provides guarantees for Zeus (Cayman) Ltd.

18.	Other Payables

Other payables as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Current
Accounts payable (*)	￦	737,802	914,288
Accrued expenses		868,015	873,613
Dividend payable		7,487	11,709
Finance lease liabilities		16,044	14,218
Withholding		205,556	315,026

	￦	1,834,904	2,128,854

Non-current
Accounts payable	￦	117,462	116,160
Accrued expenses		24,950	25,358
Finance lease liabilities		32,961	39,257
Long-term withholding		68,549	25,859

	￦	243,922	206,634

(*)	During the year ended December 31, 2012, a fine of ￦117,629 million was imposed on POSCO and POSCO Coated & Color Steel Co., Ltd. for price fixing galvanized steel sheets as a result of Korea Fair Trade Commission’s investigation. The Company made a payment for the fine in the first half of 2013.

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Current
Derivatives liabilities	￦	84,922	128,370
Financial guarantee liabilities		7,819	7,534

	￦	92,741	135,904

Non-current
Derivatives liabilities	￦	100,220	229,096
Financial guarantee liabilities		17,493	30,925

	￦	117,713	260,021

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

20.	Provisions

(a) Provisions as of December 31, 2012 and 2013 are as follows:

	2012			2013
	Current		Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	￦	42,904	—	52,377	—
Provision for construction warranties		23,489	27,227	35,027	20,669
Provision for legal contingencies and claims (*1)		—	30,920	—	30,330
Others (*2)		11,438	41,951	19,925	95,273

	￦	77,831	100,098	107,329	146,272

(*1)	As of December 31, 2012 and 2013, the amount includes a provision of ￦23,784 million and ￦23,300 million, respectively, for potential claims in connection with the spin-off of the trading division of Daewoo International Corporation in 2000 (Note 38). In addition, a provision of ￦7,136 million and ￦7,030 million are included as of December 31, 2012 and 2013, respectively, for a payment guarantee related to borrowings incurred in the disposition of Daewoo Cement (Shandong) Co., Ltd. during the year ended December 31, 2012.

(*2)	As of December 31, 2013, the amount includes a provision of ￦74,888 million for expected outflows of resources in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION Co., LTD.

(b) The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c) Changes in provisions for the years ended December 31, 2012 and 2013 were as follows:

1) For the year ended December 31, 2012

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	47,682	343,062	(347,262)	(523)	(55)	42,904
Provision for construction warranties		50,623	24,694	(16,054)	(4,472)	(4,075)	50,716
Provision for legal contingencies and claims		38,847	8,540	—	(16,163)	(304)	30,920
Others		41,623	14,209	(3,450)	(1,680)	2,687	53,389

	￦	178,775	390,505	(366,766)	(22,838)	(1,747)	177,929

(*1)	Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2013

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	42,904	48,362	(36,126)	(2,058)	(705)	52,377
Provision for construction warranties		50,716	27,008	(15,356)	(3,887)	(2,785)	55,696
Provision for legal contingencies and claims		30,920	5,090	(4,353)	(1,327)	—	30,330
Others		53,389	86,077	(23,576)	(1,597)	905	115,198

	￦	177,929	166,537	(79,411)	(8,869)	(2,585)	253,601

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

21.	Employee Benefits

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

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Expense related to post-employment benefit under defined contribution plans	￦	8,874	16,520	19,126

(b) Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose defined benefit pension plan will receive defined payment upon termination of their employment if they fulfill the condition to qualify as recipients. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Present value of funded obligations	￦	1,394,675	1,515,426
Fair value of plan assets		(1,064,711)	(1,247,483)
Present value of non-funded obligations		15,724	5,217

Net defined benefit liabilities	￦	345,688	273,160

2) Changes in present value of defined benefit obligations for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Defined benefit obligation at the beginning of period	￦	1,173,238	1,410,399
Current service costs		212,450	238,386
Interest costs		51,351	47,039
Remeasurements:		83,050	(12,615)
— Gain from change in demographic assumptions		(7,842)	(5,624)
— Loss from change in financial assumptions		85,483	7,667
— Others		5,409	(14,658)
Business combinations		1,684	11,379
Benefits paid		(116,846)	(129,038)
Others		5,472	(44,907)

Defined benefit obligation at the end of period	￦	1,410,399	1,520,643

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3) Changes in fair value of plan assets for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Fair value of plan assets at the beginning of period	￦	832,771	1,064,711
Interest on plan assets		37,669	37,677
Remeasurement of plan assets		2,157	(1,482)
Contributions to plan assets (*1)		267,420	254,771
Business combinations		906	9,372
Others		(489)	(34,942)
Benefits paid		(75,723)	(82,624)

Fair value of plan assets at the end of period	￦	1,064,711	1,247,483

(*1)	The Company expects to make a contribution of ￦254,771 million to the defined benefit plan assets in 2014.

4) The fair value of plan assets as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Equity instruments	￦	12,002	35,364
Debt instruments		107,303	98,686
Deposits		743,884	958,509
Others		201,522	154,924

	￦	1,064,711	1,247,483

5) The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Current service costs	￦	207,871	212,450	238,386
Net interest costs (*1)		29,127	13,682	9,362

	￦	236,998	226,132	247,748

(*1)	The actual return on plan assets amounted to ￦41,318 million, ￦39,826 million and ￦36,195 million for the years ended December 31, 2011, 2012 and 2013, respectively.

The above expenses by function were as follows :

	2011		2012	2013
	(in millions of Won)
Cost of sales	￦	169,548	164,763	180,090
Selling and administrative expenses		59,978	60,457	66,327
Others		7,472	912	1,331

	￦	236,998	226,132	247,748

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

6) Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Beginning	￦	(152,125)	(182,702)	(245,229)
Current actuarial gains (losses)		(30,577)	(62,527)	6,224

Ending	￦	(182,702)	(245,229)	(239,005)

7) The principal actuarial assumptions as of December 31, 2012 and 2013 are as follows:

	2012	2013
	(%)
Discount rate (*1)	3.29~4.46	3.47~4.91
Expected future increase in salaries (*2)	1.04~6.72	1.07~5.75

(*1)	Discount rate is the yield at the end of the reporting period on high quality corporate bonds that have maturity dates approximating the terms of benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid.

(*2)	The expected future increase in salaries is based on the average salary increase rate for past three- years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8) Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount		Percentage (%)
	(in millions of Won)
Discount rate	￦	(102,996)	(6.8)	￦	114,323	7.5
Expected future increases in salaries		112,291	7.4		(101,720)	(6.7)

9) As of December 31, 2013 the maturity of the expected benefit payments are as follows:

	Within 1 year		1 year- 5 years	5 years- 10 years	10 years- 20 years	Later than 20 years	Total
	(in millions of Won)
Benefits paid	￦	69,334	239,632	532,724	992,760	254,495	￦	2,088,945

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining working lives of employees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

22.	Other Liabilities

Other liabilities as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Other current liabilities
Due to customers for contract work	￦	529,104	898,605
Advances received		1,289,805	1,176,621
Unearned revenue		46,963	29,217
Withholdings		162,073	192,497
Deferred revenue		235	202
Others (*1)		283,474	268,032

	￦	2,311,654	2,565,174

Other long-term liabilities
Advances received	￦	312,668	201,432
Unearned revenue		841	1,465
Others (*1)		64,305	57,954

	￦	377,814	260,851

(*1)	Includes other current liabilities amounting to ￦274,490 million, ￦261,855 million and other long-term liabilities amounting to ￦14,939 million and ￦8,935 million as of December 31, 2012 and 2013, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

23.	Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	71,354	78,222
Available-for-sale financial assets		3,914,522	4,166,384
Held-to-maturity investments		34,488	3,834
Loans and receivables		19,787,951	21,206,326

	￦	23,808,315	25,454,766

2) Financial liabilities as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	185,142	357,466
Financial liabilities evaluated as amortized cost
Trade accounts payable		4,391,788	4,231,881
Borrowings		24,921,433	26,246,605
Financial guarantee liabilities		25,312	38,459
Others		1,802,174	2,253,989

		31,140,707	32,770,934

	￦	31,325,849	33,128,400

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3) Finance income and costs by category of financial instrument for the years ended December 31, 2011, 2012 and 2013 were as follows:

 December 31, 2011

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

‚ December 31, 2012

	Financial income and costs
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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

ƒ December 31, 2013

	Financial income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	549	—	—	—	348,126	67,951	416,626	—
Available-for-sale financial assets		4,010	59,181	—	—	101,842	(280,237)	(115,204)	412,346
Held-to-maturity investments		480	—	—	—	—	84	564	—
Loans and receivables		255,359	—	20,232	(69,773)	(20,009)	(145)	185,664	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(264,739)	(287,864)	(552,603)	—
Financial liabilities at amortized cost		(657,681)	—	49,906	236,016	—	(11,703)	(383,462)	—

	￦	(397,283)	59,181	70,138	166,243	165,220	(511,914)	(448,415)	412,346

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Cash and cash equivalents	￦	4,680,526	4,208,562
Financial assets at fair value through profit or loss		71,354	78,222
Available-for-sale financial assets		203,353	97,618
Held-to-maturity investments		34,488	3,834
Loans and other receivables		3,927,248	5,408,163
Trade accounts and notes receivable, net		11,037,973	11,492,601
Long-term trade accounts and notes receivable, net		142,204	97,000

	￦	20,097,146	21,386,000

The Company provided financial guarantees for the repayment of loans of associates and third parties. As of December 31, 2012 and 2013, the maximum exposure to credit risk related to the financial guarantee amounted to ￦4,607,773 million, ￦4,520,052 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) Impairment losses on financial assets

 Allowance for doubtful accounts as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Trade accounts and notes receivable	￦	379,536	439,073
Other accounts receivable		47,565	81,470
Long-term loans		42,721	127,990
Other assets		5,055	13,118

	￦	474,877	661,651

‚ Impairment losses on financial assets for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Bad debt expenses on trade receivables	￦	79,258	90,119
Impairment of available-for-sale financial assets		224,171	280,237
Other bad debt expenses (*1)		44,115	111,065
Less: Recovery of impairment of held-to-maturity financial assets		(79)	(84)

	￦	347,465	481,337

(*1)	Other bad debt expenses are mainly related to other receivables and loans.

ƒ The aging schedule and the impaired losses of trade accounts and notes receivable as of December 31, 2012 and 2013 are as follows:

	2012			2013
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
	(in millions of Won)
Not due	￦	9,106,925	52,063	8,465,892	48,147
Over due less than 1 month		1,313,554	4,387	1,849,829	12,675
1 month – 3 months		278,029	3,264	239,498	3,124
3 months – 12 months		413,251	41,291	503,171	10,681
Over 12 months		447,954	278,531	970,284	364,446

	￦	11,559,713	379,536	12,028,674	439,073

„ The aging schedule and the impaired losses of loans and other receivables as of December 31, 2012 and 2013 are as follows:

	2012			2013
	Loans and other receivables		Impairment	Loans and other receivables	Impairment
	(in millions of Won)
Not due	￦	3,688,845	3,059	5,186,745	11,176
Over due less than 1 month		12,491	359	28,501	19,138
1 month – 3 months		22,410	316	13,293	30
3 months – 12 months		120,224	2,833	92,022	820
Over 12 months		178,618	88,774	310,180	191,414

	￦	4,022,588	95,341	5,630,741	222,578

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

… Changes in the allowance for doubtful accounts for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Beginning	￦	357,063	406,721	474,877
Bad debt expenses		92,197	79,258	90,119
(Reversal of) Other bad debt expenses		(46,720)	44,115	111,065
Write-off		(16,225)	(40,138)	(10,368)
Others		20,406	(15,079)	(4,042)

Ending	￦	406,721	474,877	661,651

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	Later than 5 years
	(in millions of Won)
Trade accounts payable	￦	4,231,881	4,231,881	4,231,322	559	—
Financial guarantee liabilities (*1)		38,459	4,520,052	4,520,052	—	—
Other financial liabilities		2,253,989	2,253,989	2,047,355	206,634	—
Borrowings (*2)		26,246,605	29,293,081	11,946,021	11,723,706	5,623,354

	￦	32,770,934	40,299,003	22,744,750	11,930,899	5,623,354

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(*2)	Includes cash flows of embedded derivatives instruments in relation to exchangeable bonds (exchange right).

2) The maturity analysis of derivative financial liabilities is as follows:

	Within 1 year		1 year- 5 years	Later than 5 years	Total
	(in millions of Won)
Currency forward	￦	20,166	24,882	—	45,048
Currency futures		35,605	—	—	35,605
Currency swaps		72,267	23,459	5,291	101,017
Interest swaps		332	—	—	332

	￦	128,370	48,341	5,291	182,002

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of December 31, 2012 and 2013 are as follows:

	2012			2013
	Assets		Liabilities	Assets	Liabilities
	(in millions of Won)
USD	￦	3,933,448	9,120,893	3,929,623	8,953,287
EUR		317,381	330,481	365,021	408,542
JPY		239,569	2,017,179	482,691	1,727,946
Others		264,299	65,679	372,715	212,287

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) As of December 31, 2012 and 2013, provided that functional currency against foreign currencies other than functional currency hypothetically weakens or strengthens by 10%, the changes in gain or loss during the years ended December 31, 2012 and 2013 were as follows:

	2012			2013
	10% increase		10% decrease	10% increase	10% decrease
	(in millions of Won)
USD	￦	(518,745)	518,745	(502,366)	502,366
EUR		(1,310)	1,310	(4,352)	4,352
JPY		(177,761)	177,761	(124,526)	124,526

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Fixed rate
Financial assets	￦	7,325,825	8,195,153
Financial liabilities		(15,301,208)	(15,633,891)

	￦	(7,975,383)	(7,438,738)

Variable rate
Financial liabilities	￦	(9,620,225)	(10,612,712)

2) Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2012 and 2013, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	1% increase	1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	￦ (96,202)	96,202	(106,127)	106,127

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(f) Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2012 and 2013 are as follows:

	2012			2013
	Book Value		Fair Value	Book Value	Fair Value
	(in millions of Won)
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	3,349,606	3,349,606	3,560,515	3,560,515
Derivatives assets held for trading (*2)		71,354	71,354	78,222	78,222

		3,420,960	3,420,960	3,638,737	3,638,737

Assets measured amortized cost (*3)
Cash and cash equivalents		4,680,526	4,680,526	4,208,562	4,208,562
Trade accounts and notes receivable, net		11,180,177	11,180,177	11,589,601	11,589,601
Loans and other receivables, net		3,927,248	3,927,248	5,408,163	5,408,163
Held-to-maturity investments		34,488	34,488	3,834	3,834

		19,822,439	19,822,439	21,210,160	21,210,160

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		185,142	185,142	357,466	357,466

Liabilities measured amortized cost (*3)
Trade accounts and notes payable		4,391,787	4,391,787	4,231,881	4,231,881
Borrowings		24,921,433	25,382,344	26,246,605	26,550,721
Financial guarantee liabilities		25,312	25,312	38,459	38,459
Others		1,802,175	1,802,175	2,253,989	2,253,989

	￦	31,140,707	31,601,618	32,770,934	33,075,050

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies is used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.

(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model and others in which the market yields on government bonds are used as a discount rate.

(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

2) Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2012 and 2013 are as follows:

	2012	2013
Interest rate of borrowings (%)	1.47~7.22	0.76~5.18

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3) The fair value hierarchy

☐	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3:	inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs).

☐	The fair values of financial instruments by fair value hierarchy as of December 31, 2012 and 2013 are as follows:

a. December 31, 2012

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial Assets
Available-for-sale financial assets	￦	2,590,933	—	758,673	3,349,606
Derivatives assets held for trading		—	71,354	—	71,354

	￦	2,590,933	71,354	758,673	3,420,960

Financial Liabilities
Derivatives liabilities held for trading	￦	—	185,142	—	185,142

b. December 31, 2013

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial Assets
Available-for-sale financial assets	￦	2,816,484	—	744,031	3,560,515
Derivatives assets held for trading		—	78,222	—	78,222

	￦	2,816,484	78,222	744,031	3,638,737

Financial Liabilities
Derivatives liabilities held for trading	￦	—	357,466	—	357,466

☐	Changes in fair value of financial instruments measured by Level 3 for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Beginning	￦	939,241	758,673
Valuation		(182,927)	(15,423)
Acquisition and others (*1)		30,729	19,766
Disposal and others (*2)		(28,370)	(18,985)

Ending	￦	758,673	744,031

(*1)	Included ￦15,326 million and ￦16,518 million transferred to Level 3 for the years ended December 31, 2012 and 2013, respectively.

(*2)	Included ￦17,500 million and ￦12,176 million excluded from Level 3 for the years ended December 31, 2012 and 2013, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(g) Offsetting financial assets and financial liabilities

As of December 31, 2012 and 2013, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1) December 31, 2012

	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
	(in millions of Won)
Financial assets
Trade accounts and notes receivable	￦	80,258	—	80,258	(80,258)	—	—
Derivatives (*1)		56,341	—	56,341	(56,341)	—	—

Total		136,599	—	136,599	(136,599)	—	—

Financial liabilities
Short-term borrowings		80,258	—	80,258	(80,258)	—	—
Derivatives (*1)		59,274	—	59,274	(56,341)	(2,933)	—

Total	￦	139,532	—	139,532	(136,599)	(2,933)	—

(*1)	Some of derivative contract are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

2) December 31, 2013

	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
	(in millions of Won)
Financial assets
Trade accounts and notes receivable	￦	73,956	—	73,956	(73,956)	—	—
Derivatives (*1)		64,408	—	64,408	(64,408)	—	—

Total		138,364	—	138,364	(138,364)	—	—

Financial liabilities
Short-term borrowings		73,956	—	73,956	(73,956)	—	—
Derivatives (*1)		108,405	—	108,405	(64,408)	(3,410)	40,587

Total	￦	182,361	—	182,361	(138,364)	(3,410)	40,587

(*1)	Some of derivative contract are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

24.	Share Capital and Contributed Surplus

(a) Share capital as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(share, in Won)
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2013, total shares of ADRs of 53,749,064 are equivalent to 13,437,266 of common stock.

(*2)	As of December 31, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) The changes in issued common stock for the years ended December 31, 2012 and 2013 were as follows:

	2012			2013
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
	(share)
Beginning	87,186,835	(9,942,391)	77,244,444	87,186,835	(9,942,391)	77,244,444
Disposal of treasury shares	—	—	—	—	2,539,180	2,539,180
Ending	87,186,835	(9,942,391)	77,244,444	87,186,835	(7,403,211)	79,783,624

(c) Capital surplus as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		763,867	769,215
Other capital deficit		(122,878)	(154,774)

	￦	1,104,814	1,078,266

25.	Hybrid Bonds

(a) Hybrid bonds classified as equity as of December 31, 2013 are as follows:

	Date of issue	Date of maturity	Rate of interest (%)	2013
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000
Issuance cost					(3,081)

				￦	996,919

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(*1)	Details of hybrid bonds as of December 31, 2013 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2
(in millions of Won)
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date) Issue date~2018-06-12 : 4.3% reset every 5 years as follows;	30 years (The Company has a right to extend the maturity date) Issue date~2023-06-12 : 4.6% reset every 10 years as follows;
Interest rate	· After 5 years : return on government bond (5 years) + 1.3% · After 10 years : additionally +0.25% according to Step-up clauses · After 25 years : additionally +0.75%	· After 10 years : return on government bond (10 years) + 1.4% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75%
Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company) The Company can call the hybrid bond at year 5 and interest payment date afterwards	(Optional deferral of interest payment is available to the Company) The Company can call the hybrid bond at year 10 and interest payment date afterwards
Others

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2013 amounts to ￦2,301 million.

(b) POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2013, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2013 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2013
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000
Issuance cost					(1,532)

				￦	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2013 are as follows:

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
(in millions of Won)
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date) Issue date~2018-08-29 : 4.66% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date~2018-08-29 : 4.72% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date~2018-08-29 : 5.21% reset every 5 years as follows; · After 5 years : return on
Interest rate	government bond (5 years) + 1.39% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly	government bond (5 years) + 1.45% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly	government bond (5 years) + 1.55% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly
Interest payments condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments (Non-controlling interests). The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2013 amounts to ￦2,000 million.

26.	Reserves

(a) Reserves as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(129,159)	(295,946)
Changes in the unrealized fair value of available-for-sale investments		67,956	480,409
Currency translation differences		(8,591)	(189,085)
Others		(18,356)	(18,454)

	￦	(88,150)	(23,076)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(b) Changes in fair value of available-for-sale investments for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Beginning balance	￦	154,617	67,956
Changes in the unrealized fair value of available-for-sale investments		(189,664)	312,196
Reclassification to profit or loss upon disposal		(54,089)	(73,848)
Impairment of available-for-sale investments		150,869	170,892
Others		6,223	3,213

Ending balance	￦	67,956	480,409

27.	Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2012 and 2013 were as follows:

	2012			2013
	Number of shares	Amount		Number of shares	Amount
	(shares, in millions of Won)
Beginning	9,942,391	￦	2,391,406	9,942,391	2,391,406
Disposal of treasury shares	—		—	(2,539,180)	(812,282)

Ending	9,942,391	￦	2,391,406	7,403,211	1,579,124

28.	Revenue

Details of revenue for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Goods sales	￦	61,001,789	55,123,774	50,921,090
Service sales		2,440,639	3,488,562	3,614,227
Construction sales		5,297,892	4,660,811	6,886,007
Rental income		39,862	32,056	24,735
Others		158,543	298,948	418,591

	￦	68,938,725	63,604,151	61,864,650

29.	Construction Contracts

(a) Construction contracts in progress as of December 31, 2012 and 2013 were as follows:

	2012		2013
	(in million of Won)
Aggregate amount of costs incurred	￦	8,343,117	10,380,202
Add: Recognized profits		659,555	950,010
Less: Recognized losses		(213,055)	(467,023)
Cumulative construction revenue		8,789,617	10,863,189
Less: Progress billing		(7,691,482)	(10,145,691)
Foreign currency gains and losses		(2,589)	(1,379)
Others		(130,941)	(39,795)

	￦	964,605	676,324

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(b) Unbilled amount due from customers and due to customers for contract work as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in million of Won)
Unbilled due from customers for contract work	￦	1,493,709	1,574,929
Due to customers for contract work		(529,104)	(898,605)

	￦	964,605	676,324

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

The following are the key assumptions for the estimated contract cost.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

30.	Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Wages and salaries	￦	606,819	694,682	754,819
Expenses related to post-employment benefits		60,271	61,261	67,482
Other employee benefits		164,508	170,734	165,751
Travel		56,635	52,817	53,003
Depreciation		172,807	218,747	228,496
Communication		13,061	15,088	14,601
Electric power		7,529	11,305	13,389
Taxes and public dues		50,617	59,664	55,177
Rental		65,559	93,268	110,191
Repairs		14,919	11,769	5,708
Entertainment		17,905	18,239	17,295
Advertising		70,939	55,777	105,663
Research & development		212,472	192,321	192,805
Service fees		286,635	264,439	240,034
Supplies		14,357	10,166	15,031
Vehicles maintenance		21,491	22,442	12,109
Industry association fee		10,200	11,487	11,924
Training		24,375	17,772	12,056
Conference		21,739	17,745	17,004
Warranty expense		12,606	13,148	19,075
Bad debt allowance		92,197	79,258	90,119
Others		37,412	37,334	30,073

	￦	2,035,053	2,129,463	2,231,805

(b) Selling expenses

Selling expenses for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Freight	￦	1,406,268	1,472,817	1,432,935
Operating expenses for distribution center		8,115	9,327	9,838
Sales commissions		85,410	74,308	73,922
Sales advertising		1,204	4,575	3,228
Sales promotion		16,179	17,525	27,129
Sample		7,321	7,489	4,751
Sales insurance premium		19,915	32,065	27,031
Contract cost		62,986	52,176	37,323
Others		4,730	8,406	15,963

	￦	1,612,128	1,678,688	1,632,120

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Selling and administrative expenses	￦	212,472	192,321	192,805
Cost of sales		380,177	385,128	369,842

	￦	592,649	577,449	562,647

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Other operating income
Gain on disposals of property, plant and equipment	￦	13,812	42,290	14,177
Retail revenues		6,510	1,898	1,588
Gain on disposals of intangible assets		953	906	801
Gain on disposals of investments in associates		2,247	39,441	7,668
Gain on disposals of assets held for sale		—	193,333	101,611
Grant income		1,228	3,198	2,287
Reversal of other bad debt allowance		57,875	—	—
Reversal of other provisions		35,629	16,037	—
Outsourcing income		42,136	29,136	25,428
Gain on disposals of wastes		11,348	38,597	16,541
Gain from claim compensation		68,853	31,613	14,525
Penalty income from early termination of contracts		38,570	15,054	16,477
Others		27,780	36,617	27,970

	￦	306,941	448,120	229,073

Other operating expenses
Loss on disposals of property, plant and equipment	￦	(60,550)	(65,486)	(121,133)
Loss on disposals of investment property		(8,826)	(3,197)	(522)
Loss on disposals of assets held for sale		—	(9,510)	(26,498)
Idle tangible assets expenses		(16,881)	(31,297)	(17,624)
Impairment loss on other long-term assets		(34,544)	(36,453)	(9,000)
Impairment loss on assets held for sale		—	(258,451)	(1,814)
Impairment loss of property, plant and equipment		(26,171)	(12,977)	(9,742)
Impairment loss of investment property		(23,397)	(1,053)	(22,943)
Other bad debt expenses		(11,155)	(44,115)	(111,065)
Donations		(66,558)	(73,963)	(60,940)
Impairment loss on intangible assets		(14,959)	(21,776)	(125,316)
Penalty and default losses		(39,551)	(149,437)	(19,340)
Loss on disposals of wastes		(30,585)	(45,480)	(15,231)
Loss on disposals of investments in associates		—	(15,119)	(19,404)
Other provision expenses		—	—	(65,896)
Others		(33,356)	(41,151)	(24,338)

	￦	(366,533)	(809,465)	(650,806)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Finance income
Interest income	￦	216,234	278,807	260,398
Dividend income		143,880	124,475	59,181
Gain on foreign currency transactions		1,454,103	935,457	997,591
Gain on foreign currency translations		259,014	936,740	511,143
Gain on transactions of derivatives		549,439	407,791	370,343
Gain on valuations of derivatives		111,637	94,492	72,297
Gain on disposals of available-for-sale investments		454,543	112,095	105,563
Others		1,569	7,206	4,322

	￦	3,190,419	2,897,063	2,380,838

Finance costs
Interest expenses	￦	(788,348)	(871,457)	(657,681)
Loss on foreign currency transactions		(1,620,394)	(839,241)	(927,453)
Loss on foreign currency translations		(529,910)	(243,091)	(344,900)
Loss on transactions of derivatives		(512,882)	(309,067)	(286,574)
Loss on valuations of derivatives		(188,742)	(159,604)	(291,465)
Impairment loss on available-for-sale investments		(152,804)	(224,171)	(280,237)
Loss on disposals of available-for-sale investments		(1,003)	(36,286)	(3,721)
Loss on financial guarantee		(1,000)	(38,442)	(5,880)
Others		(71,612)	(76,279)	(31,342)

	￦	(3,866,695)	(2,797,638)	(2,829,253)

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013 were as follows (excluding finance costs and income tax expense):

	2011		2012	2013
	(in millions of Won)
Changes in inventories	￦	17,546,701	14,161,271	12,163,136
Cost of merchandises sold		26,650,240	25,997,220	25,909,164
Employee benefits expenses (*2)		2,639,966	2,889,829	3,174,316
Outsourced processing cost		8,331,110	8,896,642	9,462,946
Depreciation expenses (*1)		2,133,010	2,405,769	2,505,536
Amortization expenses		133,289	157,991	180,014
Electricity and water expenses		715,265	837,507	1,109,765
Service fees		630,223	670,919	702,953
Research & development expenses		592,649	577,449	562,647
Freight and custody expenses		1,406,268	1,472,817	1,432,935
Commission paid		85,410	74,308	73,922
Loss on disposal of property, plant, and equipment		60,550	65,486	121,133
Donations		66,558	73,963	60,940
Other expenses		2,846,325	2,479,337	2,059,915

	￦	63,837,564	60,760,508	59,519,322

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(*2)	The details of employee benefits expenses for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Wages and salaries	￦	2,394,094	2,647,177	2,907,442
Severance benefit		245,872	242,652	266,874

	￦	2,639,966	2,889,829	3,174,316

35.	Income Taxes

(a) Income tax expense for the years ended December 31, 2011, 2012 and 2013 was as follows:

	2011		2012	2013
	(in millions of Won)
Current income taxes	￦	1,069,240	795,601	615,771
Deferred income tax due to temporary differences		(318,722)	154,324	108,034
Less: Items recorded directly in equity		317,591	32,954	(132,808)

Income tax expense	￦	1,068,109	982,879	590,997

(b) The following table reconciles the expected amount of income tax expense based on POSCO’s statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2011, 2012 and 2013:

	2011		2012	2013
	(in millions of Won)
Net income before income tax expense	￦	4,782,395	3,368,486	1,946,177
Income tax expense computed at statutory rate		1,157,340	815,174	470,975
Adjustments:		(89,231)	167,705	120,022
Tax effects due to permanent differences		(13,798)	48,220	7,703
Tax credit		(193,633)	(188,713)	(169,166)
Tax rate change effect		17,661	—	—
Over (under) provision from prior years		(15,739)	1,776	(1,178)
Investments in subsidiaries and associates		97,246	281,437	251,014
Others		19,032	24,985	31,649

Income tax expense	￦	1,068,109	982,879	590,997

Effective tax rate (%)		22.33	29.18	30.37

(c) The income taxes credited (charged) directly to other comprehensive income during the period ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Net changes in the unrealized fair value of available-for-sale securities	￦	22,585	(139,679)
Gains on sale of treasury stock		—	(1,707)
Others		10,369	8,578

	￦	32,954	(132,808)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(d) The movements in deferred tax assets (liabilities) for the years ended December 31, 2012 and 2013 were as follows:

	2012				2013
	Beginning		Inc (Dec)	Ending	Beginning	Inc (Dec)	Ending
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(29,659)	646	(29,013)	(29,013)	551	(28,462)
Allowance for doubtful accounts		104,621	7,807	112,428	112,428	37,175	149,603
Reserve for technology developments		(366,232)	(9,698)	(375,930)	(375,930)	(4,735)	(380,665)
Depreciation		(58,288)	11,714	(46,574)	(46,574)	13,232	(33,342)
Share of profit or loss of equity-accounted investees		(224,136)	127,762	(96,374)	(96,374)	7,069	(89,305)
Reserve for inventory valuation		(1,514)	(2,568)	(4,082)	(4,082)	2,560	(1,522)
Revaluation of assets		(570,403)	(229,529)	(799,932)	(799,932)	(211,661)	(1,011,593)
Prepaid expenses		21,437	9,803	31,240	31,240	(2,855)	28,385
Impairment loss on property, plant and equipment		25,492	3,263	28,755	28,755	(3,237)	25,518
Loss on foreign currency translation		95,787	(159,132)	(63,345)	(63,345)	(125,857)	(189,202)
Defined benefit obligations		55,053	15,571	70,624	70,624	29,732	100,356
Plan assets		(43,091)	(3,330)	(46,421)	(46,421)	(12,245)	(58,666)
Provision for construction losses		2,852	(625)	2,227	2,227	2,046	4,273
Provision for construction warranty		15,902	(1,061)	14,841	14,841	1,833	16,674
Appropriated retained earnings for technological development		(165)	(286)	(451)	(451)	—	(451)
Accrued income		(1,949)	(1,248)	(3,197)	(3,197)	282	(2,915)
Others		376,107	(66,085)	310,022	310,022	170,015	480,037

		(598,186)	(296,996)	(895,182)	(895,182)	(96,095)	(991,277)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		1,421	22,585	24,006	24,006	(139,679)	(115,673)
Others		35,769	10,369	46,138	46,138	8,578	54,716

		37,190	32,954	70,144	70,144	(131,101)	(60,957)

Deferred tax from tax credit
Tax credit carryforward and others		256,877	82,231	339,108	339,108	98,534	437,642
Deferred tax effect due to unrealized gain (losses) and others		(8,375)	27,470	19,095	19,095	23,666	42,761

	￦	(312,494)	(154,341)	(466,835)	(466,835)	(104,996)	(571,831)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(e) Deferred tax assets and liabilities for the years ended December 31, 2012 and 2013 are as follows:

	2012				2013
	Assets		Liabilities	Net	Assets	Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(29,013)	(29,013)	—	(28,462)	(28,462)
Allowance for doubtful accounts		112,480	(52)	112,428	149,695	(92)	149,603
Reserve for technology developments		—	(375,930)	(375,930)	—	(380,665)	(380,665)
Depreciation		15,192	(61,766)	(46,574)	23,265	(56,607)	(33,342)
Share of profit or loss of equity-accounted investees		—	(96,374)	(96,374)	—	(89,305)	(89,305)
Reserve for inventory valuation		1,751	(5,833)	(4,082)	4,392	(5,914)	(1,522)
Revaluation of assets		—	(799,932)	(799,932)	—	(1,011,593)	(1,011,593)
Prepaid expenses		31,240	—	31,240	28,385	—	28,385
Impairment loss on property, plant and equipment		28,755	—	28,755	25,518	—	25,518
Loss on foreign currency translation		202,973	(266,318)	(63,345)	243,772	(432,974)	(189,202)
Defined benefit obligations		86,200	(15,576)	70,624	110,891	(10,535)	100,356
Plan assets		—	(46,421)	(46,421)	22	(58,688)	(58,666)
Provision for construction losses		2,227	—	2,227	4,273	—	4,273
Provision for construction warranty		14,841	—	14,841	16,674	—	16,674
Appropriated retained earnings for technological development		—	(451)	(451)	—	(451)	(451)
Accrued income		25	(3,222)	(3,197)	5	(2,920)	(2,915)
Others		421,595	(111,573)	310,022	506,291	(26,254)	480,037

		917,279	(1,812,461)	(895,182)	1,113,183	(2,104,460)	(991,277)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		281,599	(257,593)	24,006	128,938	(244,611)	(115,673)
Others		66,975	(20,837)	46,138	70,441	(15,725)	54,716

		348,574	(278,430)	70,144	199,379	(260,336)	(60,957)

Deferred tax from tax credit
Tax credit carryforward and others		378,926	(39,818)	339,108	481,256	(43,614)	437,642
Deferred tax effect due to unrealized gain (losses) and others		522,871	(503,776)	19,095	530,823	(488,062)	42,761

	￦	2,167,650	(2,634,485)	(466,835)	2,324,641	(2,896,472)	(571,831)

(f) As of December 31, 2013, the Company did not recognize income tax effects associated with deductible temporary differences of ￦3,030,715 million (deferred tax assets ￦733,433 million) mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2013, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,258,235 million (deferred tax liabilities ￦788,493 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

36.	Earnings per Share

(a) Basic and diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(Won, except per share information)
Profit attribute to controlling interest	￦	3,648,136,025,973	2,462,080,504,484	1,376,396,068,069
Interests of hybrid bonds		—	—	(18,313,914,551)
Weighted-average number of common shares outstanding (*1)		77,251,818	77,244,444	78,009,654
Basic and diluted earnings per share		47,224	31,874	17,409

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	2011		2012	2013
	(share)
Total number of common shares issued	￦	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(9,935,017)	(9,942,391)	(9,177,181)

Weighted-average number of common shares outstanding	￦	77,251,818	77,244,444	78,009,654

As of December 31, 2011, 2012 and 2013, the Company has no potential dilutive common shares. Accordingly, diluted earnings per share is identical to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

37.	Related Party Transactions

(a) Significant transactions with related parties for the years ended December 31, 2011, 2012 and 2013 were as follows:

1) For the year ended December 31, 2011

	Sales and others (*1)					Purchase and others (*2)
	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	25,344	1,192	￦	26,536	￦	1,709	1,632,879	184	52,893	￦	1,687,665
POSCO Processing & Service		1,181,060	28		1,181,088		1,405,725	—	—	520		1,406,245
POSCO COATED & COLOR STEEL Co., Ltd.		593,634	22		593,656		—	—	1,800	90		1,890
POSCO PLANTEC Co., Ltd.		7,674	888		8,562		3,334	277,598	19,734	1,685		302,351
POSCO ICT		1,415	122		1,537		81	312,260	27,619	167,923		507,883
eNtoB Corporation		—	8		8		254,107	6,347	228	18,354		279,036
POSCO CHEMTECH		405,892	17,751		423,643		486,627	4,362	263,958	568		755,515
POSCO M-TECH		19,254	101		19,355		101,660	5,726	104,433	13		211,832
POSCO ENERGY CO., LTD.		69,864	1,404		71,268		1	—	—	267		268
POSCO TMC Co., Ltd.		168,304	10		168,314		—	—	654	230		884
POSCO AST		319,251	7		319,258		7,836	—	50,345	294		58,475
POSHIMETAL Co., Ltd.		8,739	54		8,793		34,649	—	—	86		34,735
Daewoo International Corporation		3,896,825	32		3,896,857		3,625	—	101	1,873		5,599
POSCO NST Co., Ltd.		186,807	2		186,809		1,305	—	2,890	539		4,734
POSCO America Corporation		353,904	—		353,904		—	—	—	1		1
POSCO Canada Ltd.		—	—		—		289,047	—	—	—		289,047
POSCO Asia Co., Ltd.		2,029,378	403		2,029,781		175,876	2,145	—	374		178,395
POSCO (Thailand) Company Limited		96,278	10		96,288		—	—	—	63		63
Qingdao Pohang Stainless Steel Co., Ltd.		49,860	2		49,862		—	—	—	—		—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		99,773	5		99,778		—	—	—	—		—
POSCO JAPAN Co., Ltd.		1,628,069	—		1,628,069		30,027	2,558	20	2,255		34,860
POSCO-India Pune Processing Center. Pvt. Ltd.		148,342	1		148,343		—	—	—	—		—
POSCO MEXICO S.A. DE C.V.		347,694	221		347,915		—	—	—	176		176
POSCO Maharashtra Steel Private Limited		510	1,830		2,340		—	—	—	—		—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		149,029	—	—	—		149,029
Others		567,215	4,126		571,341		132,625	110,370	11,721	115,090		369,806

	￦	12,205,086	28,219	￦	12,233,305	￦	3,077,263	2,354,245	483,687	363,294	￦	6,278,489

Associates and joint ventures
POSMATE		1,002	36		1,038		952	1,133	16,657	34,615		53,357
SNNC		1,609	3,178		4,787		447,130	—	—	—		447,130
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		44,451	—		44,451		—	—	—	—		—
Dongbang Special Steel Co., Ltd.		84,748	—		84,748		—	—	—	—		—
USS-POSCO Industries		342,290	304		342,594		—	—	—	29		29
POSCHROME (PROPRIETARY) LIMITED		—	—		—		72,502	—	—	—		72,502
PT. POSMI Steel Indonesia		12,205	—		12,205		—	—	—	—		—
POSK(Pinghu) Steel Processing Center Co., Ltd.		7,825	—		7,825		—	—	—	32		32
POSCO-SAMSUNG-Slovakia Processing Center		22,493	—		22,493		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		23,974	—		23,974		—	—	—	—		—
Others		16,491	7		16,498		—	—	5,483	572		6,055

	￦	557,088	3,525	￦	560,613	￦	520,584	1,133	22,140	35,248	￦	579,105

.	￦	12,762,174	31,744	￦	12,793,918	￦	3,597,847	2,355,378	505,827	398,542	￦	6,857,594

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.

2) For the year ended December 31, 2012

	Sales and others (*1)					Purchase and others (*2)
	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	27,401	709	￦	28,110	￦	46	1,408,787	7	42,246	￦	1,451,086
POSCO Processing & Service		897,017	34		897,051		1,392,988	—	—	2,903		1,395,891
POSCO COATED & COLOR STEEL Co., Ltd.		489,507	38		489,545		—	—	5,574	922		6,496
POSCO PLANTEC Co., Ltd.		3,253	63		3,316		3,331	233,788	23,372	17,455		277,946
POSCO ICT		1,330	217		1,547		1,151	285,093	31,050	151,621		468,915
eNtoB Corporation		—	11		11		211,449	3,490	225	20,978		236,142
POSCO CHEMTECH		492,720	19,197		511,917		507,215	10,153	279,507	1,275		798,150
POSCO M-TECH		27,770	136		27,906		130,363	9,018	176,263	2,904		318,548
POSCO ENERGY CO., LTD.		87,387	820		88,207		—	482	—	1,772		2,254
POSCO TMC Co., Ltd.		230,215	20		230,235		25	—	995	12		1,032
POSCO AST		278,446	17		278,463		8,114	—	50,320	213		58,647
POSHIMETAL Co., Ltd.		23,882	130		24,012		149,809	180	—	5		149,994
Daewoo International Corporation		4,271,317	133		4,271,450		10,562	—	389	4,780		15,731
POSCO NST Co., Ltd.		212,534	2		212,536		1,229	—	2,147	242		3,618
POSCO America Corporation		726,450	—		726,450		—	—	—	733		733
POSCO Canada Ltd.		—	—		—		205,129	—	—	—		205,129
POSCO Asia Co., Ltd.		1,928,881	627		1,929,508		105,392	592	—	1,329		107,313
POSCO (Thailand) Company Limited		119,031	247		119,278		—	—	—	182		182
Qingdao Pohang Stainless Steel Co., Ltd.		62,347	2		62,349		—	—	—	—		—
POSCO(Suzhou) Automotive		128,974	—		128,974		—	—	—	—		—
Processing Center Co., Ltd.
POSCO JAPAN Co., Ltd.		1,439,580	—		1,439,580		20,472	2,857	—	5,381		28,710
POSCO-India Pune Processing Center. Pvt. Ltd.		164,450	33		164,483		—	—	—	15		15
POSCO MEXICO S.A. DE C.V.		337,921	724		338,645		—	—	—	492		492
POSCO Maharashtra Steel Private Limited		154,055	1,587		155,642		—	—	—	—		—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		73,471	—	—	—		73,471
Others		569,076	2,787		571,863		81,411	56,570	17,673	132,115		287,769

	￦	12,673,544	27,534	￦	12,701,078	￦	2,902,157	2,011,010	587,522	387,575	￦	5,888,264

Associates and joint ventures
POSMATE		951	21,093		22,044		1,058	21	14,947	30,032		46,058
SNNC		2,162	349		2,511		379,050	—	—	—		379,050
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		27,697	—		27,697		—	—	—	—		—
Dongbang Special Steel Co., Ltd.		89,094	—		89,094		—	—	—	—		—
POSCHROME (PROPRIETARY) LIMITED		—	58		58		68,079	—	—	—		68,079
PT. POSMI Steel Indonesia		9,696	—		9,696		—	—	—	—		—
POSK(Pinghu) Steel Processing Center Co., Ltd.		3,889	—		3,889		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		16,309	—		16,309		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		26,280	—		26,280		—	—	—	—		—
Others		7,774	117		7,891		5,303	—	6,579	2,530		14,412

	￦	183,852	21,617	￦	205,469	￦	453,490	21	21,526	32,562	￦	507,599

	￦	12,857,396	49,151	￦	12,906,547	￦	3,355,647	2,011,031	609,048	420,137	￦	6,395,863

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3) For the year ended December 31, 2013

	Sales and others (*1)					Purchase and others (*2)
	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
	(in millions of Won)
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	16,439	3,421	￦	19,860	￦	3,042	2,235,798	5,855	9,242	￦	2,253,937
POSCO Processing & Service		987,424	8		987,432		1,215,510	—	—	805		1,216,315
POSCO COATED & COLOR STEEL Co., Ltd.		472,353	25		472,378		—	—	10,648	98		10,746
POSCO PLANTEC Co., Ltd.		2,324	19		2,343		1,499	67,081	13,733	2,492		84,805
POSCO ICT		1,210	195		1,405		679	279,660	31,231	157,126		468,696
POSMATE		1,419	85		1,504		805	1,041	15,732	32,894		50,472
eNtoB Corporation		—	10		10		234,352	13,241	149	20,079		267,821
POSCO CHEMTECH		512,139	25,868		538,007		491,562	21,832	287,584	1,223		802,201
POSCO M-TECH		11,122	94		11,216		158,709	2,336	220,986	141		382,172
POSCO ENERGY CO., LTD.		104,209	915		105,124		—	5,178	—	7		5,185
POSCO TMC Co., Ltd.		188,915	15		188,930		—	—	1,051	1,298		2,349
POSCO AST		500,193	10		500,203		6,985	—	56,520	2,029		65,534
POSHIMETAL Co., Ltd.		18,922	137		19,059		166,042	—	—	5		166,047
Daewoo International Corporation		3,522,678	65		3,522,743		16,297	—	—	2,843		19,140
POSCO America Corporation		596,681	1		596,682		—	—	—	339		339
POSCO Canada Ltd.		—	—		—		144,329	—	—	—		144,329
POSCO Asia Co., Ltd.		2,068,965	221		2,069,186		64,434	182	—	1,673		66,289
POSCO (Thailand) Company Limited		56,210	56		56,266		—	—	—	85		85
Qingdao Pohang Stainless Steel Co., Ltd.		58,502	—		58,502		—	—	—	14		14
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		129,345	1		129,346		—	—	—	—		—
POSCO JAPAN Co., Ltd.		1,270,325	—		1,270,325		19,978	2	—	2,972		22,952
POSCO-India Pune Processing Center. Pvt. Ltd.		119,503	7		119,510		—	—	—	—		—
POSCO MEXICO S.A. DE C.V.		256,014	693		256,707		—	—	—	621		621
POSCO Maharashtra Steel Private Limited		176,425	3,157		179,582		—	—	—	236		236
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		108,179	—	—	—		108,179
Others		558,923	7,569		566,492		92,527	38,843	18,782	77,101		227,253

	￦	11,630,240	42,572	￦	11,672,812	￦	2,724,929	2,665,194	662,271	313,323	￦	6,365,717

Associates and joint ventures (*3)
SNNC		1,532	458		1,990		402,639	—	—	—		402,639
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.) (*4)		15,028	48		15,076		1,735	65,802	9,781	6,883		84,201
POSCHROME (PROPRIETARY) LIMITED		—	—		—		66,762	—	—	—		66,762
PT. POSMI Steel Indonesia		6,538	—		6,538		—	—	—	—		—
POSK(Pinghu) Steel Processing Center Co., Ltd.		3,786	—		3,786		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		19,906	—		19,906		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		6,429	—		6,429		—	—	—	—		—
Others		546	165		711		3,937	—	—	176		4,113

	￦	53,765	671	￦	54,436	￦	475,073	65,802	9,781	7,059	￦	557,715

	￦	11,684,005	43,243	￦	11,727,248	￦	3,200,002	2,730,996	672,052	320,382	￦	6,923,432

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.

(*3)	As of December 31, 2013, the Company provided guarantees to related parties (Note 38).

(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(b) The related account balances of significant transactions with related companies as of December 31, 2012 and 2013 are as follows:

1) December 31, 2012

	Receivables					Payables
	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	5,084	2,893	￦	7,977	￦	—	403,630	—	￦	403,630
POSCO Processing & Service		64,206	358		64,564		28,723	3,949	—		32,672
POSCO COATED & COLOR STEEL Co., Ltd.		108,465	40		108,505		114	—	2,504		2,618
POSCO PLANTEC Co., Ltd.		59	208		267		3,066	29,231	—		32,297
POSCO ICT		—	287		287		248	84,432	6,617		91,297
eNtoB Corporation		—	3		3		7,246	9,323	12		16,581
POSCO CHEMTECH		43,086	3,988		47,074		52,485	13,300	18,753		84,538
POSCO M-TECH		1,230	63		1,293		8,226	10,900	17,866		36,992
POSCO ENERGY CO., LTD.		9,177	2,934		12,111		—	2,292	—		2,292
POSCO TMC Co., Ltd.		64,832	30		64,862		1	—	144		145
POSCO AST		64,542	1,033		65,575		90	2,919	4,791		7,800
POSHIMETAL Co., Ltd.		1,233	221		1,454		—	15,191	—		15,191
Daewoo International Corporation		357,446	1,378		358,824		685	—	45		730
POSCO America Corporation		63,545	—		63,545		—	—	—		—
POSCO Canada Ltd.		—	—		—		12,973	—	—		12,973
POSCO Asia Co., Ltd.		102,666	183		102,849		2,244	—	—		2,244
POSCO (Thailand) Company Limited		17,965	21		17,986		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		8,710	—		8,710		—	—	—		—
POSCO JAPAN Co., Ltd.		35,400	—		35,400		673	—	—		673
POSCO MEXICO S.A. DE C.V.		131,372	297		131,669		—	—	—		—
POSCO Maharashtra Steel Private Limited		55,249	2,628		57,877		—	—	—		—
Others		49,679	5,500		55,179		5,920	22,509	3,359		31,788

	￦	1,183,946	22,065	￦	1,206,011	￦	122,694	597,676	54,091	￦	774,461

Associates and joint ventures
POSMATE		—	78		78		168	2,175	3,972		6,315
SNNC		194	35		229		37,145	—	—		37,145
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		4,849	—		4,849		—	—	—		—
POSCHROME (PROPRIETARY) LIMITED		—	—		—		2,273	—	—		2,273
Others		—	453		453		804	—	—		804

	￦	5,043	566	￦	5,609	￦	40,390	2,175	3,972	￦	46,537

	￦	1,188,989	22,631	￦	1,211,620	￦	163,084	599,851	58,063	￦	820,998

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

2) December 31, 2013

	Receivables					Payables
	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	40	110,955	￦	110,995	￦	—	105,603	—	￦	105,603
POSCO Processing & Service		103,400	73		103,473		17,914	683	—		18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65		69,325		—	59	1,434		1,493
POSCO ICT		75	123		198		—	51,247	—		51,247
POSMATE		489	1,533		2,022		141	3,274	1,058		4,473
eNtoB Corporation		—	—		—		8,057	10,311	—		18,368
POSCO CHEMTECH		46,943	4,313		51,256		35,829	6,983	8,663		51,475
POSCO M-TECH		18	28		46		12,020	21,326	10,799		44,145
POSCO ENERGY CO., LTD.		14,733	2,894		17,627		—	421	—		421
POSCO TMC Co., Ltd.		20,510	26		20,536		—	16	50		66
POSCO AST		85,501	53		85,554		—	3,004	5,238		8,242
POSHIMETAL Co., Ltd.		1,721	12		1,733		—	12,624	—		12,624
Daewoo International Corporation		148,383	878		149,261		9,319	—	—		9,319
POSCO America Corporation		57,554	—		57,554		—	—	—		—
POSCO Canada Ltd.		—	—		—		12,323	—	—		12,323
POSCO Asia Co., Ltd.		134,602	142		134,744		2,063	—	—		2,063
POSCO (Thailand) Company Limited		6,052	7		6,059		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—		3,329		—	—	—		—
POSCO JAPAN Co., Ltd.		73,992	—		73,992		862	108	1		971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—		8,117		—	—	—		—
POSCO MEXICO S.A. DE C.V.		100,016	76		100,092		—	—	—		—
POSCO Maharashtra Steel Private Limited		55,392	3,218		58,610		—	—	—		—
Others		54,357	8,887		63,244		6,523	15,421	1,647		23,591

	￦	984,484	133,283	￦	1,117,767	￦	105,051	231,080	28,890	￦	365,021

Associates and joint ventures
SNNC		140	40		180		16,669	—	—		16,669
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		879	46		925		353	—	—		353
POSCHROME (PROPRIETARY) LIMITED		—	67		67		—	—	—		—
LLP POSUK Titanium		—	4,066		4,066		—	—	—		—
Others		—	17		17		319	2	—		321

	￦	1,019	4,236	￦	5,255	￦	17,341	2	—	￦	17,343

	￦	985,503	137,519	￦	1,123,022	￦	122,392	231,082	28,890	￦	382,364

(c) For the years ended December 31, 2011, 2012 and 2013, details of compensation to key management officers were as follows:

	2011		2012	2013
	(in millions of Won)
Short-term benefits	￦	93,231	109,614	121,054
Retirement benefits		23,407	25,049	20,713
Long-term benefits		26,971	22,462	23,480

	￦	143,609	157,125	165,247

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to ￦4,223 million and stock compensation expenses amounted to ￦436 million for years ended December 31, 2011 and 2012, respectively (2013 : nil).

38.	Commitments and Contingencies

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

Management regularly analyzes current information about these matters and provides provisions for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

(b) Details of guarantees

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
	(in millions of Won)
[The Company]
POSCO	POSCO (Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	157,600,000	166,315
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	60,932
		BOA and others	USD	280,000,000	295,484
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	597,373
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	68,595
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	244,725,000	258,258
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	206,839
	Zeus II (Cayman) Ltd.	Creditor	JPY	25,779,278,600	258,994
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	160,000,000	168,848
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	188,392,500	198,811
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	88,417
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,424,972

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
	(in millions of Won)
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,191
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	20,000,000	21,106
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	31,659
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	20,932,500	22,090
	Brazil Sao Paulo Steel Processing Center	SMBC	USD	20,000,000	21,106
	Daewoo International (Deutschland) GmbH.	Shinhan Bank	EUR	15,000,000	21,844
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	30,000,000	31,659
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	135,000,000	142,466
	INTERNATIONAL BUSINESS CENTER CORPORATION	Export-Import Bank of Korea	USD	20,000,000	21,106
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	17,412
	SANTOSCMI S.A.	CITI Equador and others	USD	36,000,000	37,991
POSCO Processing & Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,175
	POSCO Gulf SFC LLC	KEB bank	USD	20,000,000	21,106
POSCO ICT	PT. POSCO ICT INDONESIA	POSCO Investment Co., Ltd.	USD	3,000,000	3,166
	VECTUS LIMITED	KEB bank	GBP	3,500,000	6,092
		POSCO Investment Co., Ltd.	USD	4,000,000	4,221
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	204,623
	TECHREN Solar, LLC	Woori Bank	USD	3,000,000	3,166
POSCO Engineering CO., Ltd	PT PEN INDONESIA	KEB bank KEB Bank and others	USD IDR	6,818,876 82,727,107,048	7,196 7,148
	POSCO ENGINEERING (THAILAND) CO., LTD.	Citi Bank Woori Bank and others	USD THB	15,300,000 6,342,881,200	16,146 203,860
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	1,944,160,748	19,532
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,050,400,000	10,553
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	112,500,000	1,130
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,512
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	NBU	USD	3,037,183	3,205
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank (Beijing branch)	USD	33,000,000	34,825
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	KEB Bank and others	CNY	71,820,000	12,503
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination and others	KEB Bank and others	USD	55,130,000	58,179

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
	(in millions of Won)
POSCO Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	354,409,800	374,009
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	1,550,000	1,636
[Associates and joint ventures]
POSCO	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	25,855
	LLP POSUK Titanium	Shinhan Bank	USD	18,000,000	18,995
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	174,265
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	8,050,000	8,495
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Taegisan Wind Power Corporation	KDB Bank	KRW	7,500	7,500
	Posco e&c Songdo International Building	Hana Bank and others	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd and others	NH Bank and others	KRW	318,226	318,226
POSCO Engineering CO., Ltd	PT. Wampu Electric Power	Woori Bank	USD	344,848	364
POSCO Processing & Service	Sebang Steel	Shinhan Bank	JPY	245,000,000	2,461
POSCO ICT	UITrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank and others	KRW	175,000	175,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	NH Bank	KRW	2,530	2,530
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	100,000,000	17,409
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,332
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	65,454,545	69,074
	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,181	23,025
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	The union of City environment improvement for Kukje building and others	NH Bank and others	KRW	853,150	853,150
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	52,765
POSCO ICT	BTL business and others	Kyobo Life Insurance Co., Ltd. and others	KRW	2,065,471	2,065,471
	SMS Energy and others	Hana Bank and others	KRW	169,156	169,156

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Equivalent
	(in millions of Won)
POSCO M-TECH	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	67	67
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,542
POSCO Engineering CO., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	57,124	57,124
	PT MPM and others	Export-Import Bank of Korea and others	USD	7,652,000	8,075
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	35,933	35,933

			USD	4,705,386,266	4,965,596
			AUD	8,023,765	7,542
			CNY	521,820,000	90,844
			EUR	15,000,000	21,844
			GBP	3,500,000	6,092
			IDR	82,727,107,048	7,148
			JPY	29,381,339,348	295,182
			KRW	4,105,395	4,105,395
			THB	6,342,881,200	203,860

(c) POSCO ENGINEERING & CONSTRCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,142,459 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRCTION Co., Ltd. amounting to ￦801,676 million as of December 31, 2013. POSCO ENGINEERING & CONSTRCTION Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦650,800 million and Project Financing loan amounted to ￦38,800 million as of December 31, 2013.

(d) Other commitments

Details of other commitments of the Company as of December 31, 2013, are as follows:

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2013, 193 million tons of iron ore and 14 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2013, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As of December 31, 2013, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has comprehensive loan agreements of up to ￦247,000 million and USD 408 million with Woori Bank and ￦53,000 million with Korea Exchange Bank. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has bank overdraft agreements of up to ￦20,000 million with WooriBank which is included in the limit of comprehensive loan agreements and ￦3,000 million with Korea Exchange Bank.

POSCO ICT

As of December 31, 2013, in relation to contract enforcement, POSCO ICT was provided with ￦58,954 million and ￦49,383 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

As of December 31, 2013, POSCO ICT provided ￦324 million of guaranties to Seoul Guarantee Insurance to ensure performance guarantee agreement which Busan Navy Residence and others had.

POSCO Specialty Steel Co., Ltd.	As of December 31, 2013, POSCO Specialty Steel Co., Ltd. has agreements for a loan and import letter of credit with Korea Exchange Bank and others.

(e) Litigation in progress

As of December 31, 2013, POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1) Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦990.6 billion). Through trials up to December 31, 2013, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of December 31, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of December 31, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of December 31, 2013. An estimate of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified.

2) Lawsuits related to liability of Daewoo Co., Ltd. which was spun off into Daewoo International Corporation and Daewoo Engineering & Construction Co., Ltd.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

In May 2002, Industrial Development Bank of India Limited, the creditor of Daewoo Motors India Ltd. for which Daewoo Co., Ltd. provided a guarantee, filed lawsuits against Daewoo Motors India Ltd., Daewoo Co., Ltd., Daewoo Engineering & Construction Co., Ltd, and Daewoo International Corporation (a subsidiary of POSCO) seeking for the disposition of assets and judgment of debt of Daewoo Motors India Ltd. amounting to ￦76 billion in India Delhi Mumbai Court. A provision of ￦18 billion for these lawsuits was made as of December 31, 2013. The actual amount and timing of the outflows is uncertain the outcome depends on court proceedings but the provisions is classified as a non-current liability as of December 31, 2013 (See Note 20).

3) Other lawsuits and claims

Company	Legal actions	claim amount		Korean won equivalent	Description
	(In millions of Won, in thousand of foreign currencies)
POSCO	37	KRW	68,963	68,963	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	84	KRW	110,619	110,619	Lawsuit on claim for payment
POSCO Processing & Service	2	KRW	705	705	Lawsuit on claim for payment
POSCO COATED & COLOR STEEL Co., Ltd.	2	KRW	3,595	3,595	Lawsuit on claim for payment
POSCO ICT	14	KRW	7,333	7,333	Lawsuit on claim for payment
POSCO America Corporation	1	USD	—	—	Lawsuit on Anti-Trust
POSCO M-TECH	1	KRW	19	19	Lawsuit on claim for payment
POSCO E&C CHINA Co., Ltd.	1	CNY	37,000	6,441	Lawsuit on claim for payment
POSCO-Malaysia SDN. BHD.	1	MYR	5,782	1,852	Lawsuit on claim for payment
POSCO Engineering CO., Ltd	7	KRW	2,789	2,789	Lawsuit on claim for payment on construction by Samyanginnochem
Daewoo International (America) Corp.	3	USD	13,042	13,763	Lawsuit on claim for product liability and illegal act on products
Brazil Sao Paulo Steel Processing Center	3	BRL	978	437	Lawsuit on claim for payment
Daewoo International Corporation	2	CNY	42,201	7,347	Lawsuit on claim for indemnification damages
	2	EUR	8,270	12,043	Lawsuit on claim for damages
	3	KRW	1,175	1,175	Lawsuit on claim for payment
	7	USD	45,787	48,319	Lawsuit on claim for damages

For all other lawsuits and claims, management does not believe that the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2013 for these matters.

(f) Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and one blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for out-standing loans.
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2013, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided twenty-six blank checks and ten blank promissory notes as collateral for agreements and outstanding loans.
Daewoo International Corporation	As of December 31, 2013, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.
POSCO ICT	As of December 31, 2013, POSCO ICT has provided eight blank promissory notes and fourteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

39.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011		2012	2013
	(in millions of Won)
Trade accounts and notes receivable	￦	(2,402,346)	87,830	(612,379)
Other financial assets		(187,607)	(392,090)	(98,420)
Inventories		(2,538,178)	1,450,431	582,287
Other current assets		(310,397)	(198,157)	181,755
Other long-term assets		47,929	(141,037)	(23,412)
Trade accounts payable		265,993	225,086	47,323
Other financial liabilities		260,306	357,502	194,419
Other current liabilities		384,943	583,159	13,522
Provisions		(36,511)	17,108	(42,052)
Payment severance benefits		(574,759)	(116,846)	(129,038)
Plan assets		252,671	(191,696)	(172,147)
Other non-current liabilities		(12,791)	252,068	(58,290)

	￦	(4,850,747)	1,933,358	(116,432)

40.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2012 and 2013 were as follows:

	2012		2013
	(in millions of Won)
Construction-in-progress transferred to other accounts	￦	3,273,475	6,610,644
Acquisition of short-term financial statements through issuance of treasury stocks		—	804,496
Other non-current asset transferred to investments in associates and joint ventures		257,878	—
Conversion of bonds to shares		315,530	—

41.	Operating Segment and Geographic Information

(a) Our operating businesses are organized based on the nature of markets and customers. We have four reportable operating segments — steel, engineering and construction, trading and other. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics activities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(b) Information about reportable segments as of and for the years ended December 31, 2011, 2012 and 2013 was as follows:

1) As of and for the year ended December 31, 2011

	Steel		Trading	Engineering and Construction	Other	Total
	(in millions of Won)
External revenues	￦	39,151,930	21,097,356	5,476,209	3,213,230	￦	68,938,725
Internal revenues		17,138,610	7,525,555	2,996,933	2,446,417		30,107,515
Total revenues		56,290,540	28,622,911	8,473,142	5,659,647		99,046,240
Interest income		154,671	43,842	22,744	22,025		243,282
Interest expenses		(551,478)	(93,532)	(69,050)	(110,615)		(824,675)
Depreciation and amortization		(2,128,182)	(37,320)	(31,238)	(178,429)		(2,375,169)
Impairment loss of property, plant and equipment and others		(25,177)	(34,544)	(23,397)	(995)		(84,113)
Impairment loss of available-for-sale financial assets		(136,638)	—	—	(16,166)		(152,804)
Share of profit or loss of investment in associates and joint ventures		(33,361)	—	—	(6,888)		(40,249)
Income tax expense		(1,111,709)	(35,322)	(22,536)	(16,454)		(1,186,021)
Segments profit		3,689,461	195,298	154,618	155,277		4,194,654
Segments assets		67,961,383	12,120,560	8,764,698	6,663,297		95,509,938
Investment in associates		14,226,687	1,899,762	918,079	186,490		17,231,018
Acquisition of non-current assets		9,385,381	607,076	207,619	594,514		10,794,590
Segments liabilities		23,169,910	9,706,622	5,554,097	4,528,283		42,958,912

2) As of and for the year ended December 31, 2012

	Steel		Trading	Engineering and Construction	Other	Total
	(in millions of Won)
External revenues	￦	35,258,970	18,945,642	4,675,596	4,723,943	￦	63,604,151
Internal revenues		17,609,789	7,467,872	5,050,287	2,857,139		32,985,087
Total revenues		52,868,759	26,413,514	9,725,883	7,581,082		96,589,238
Interest income		176,229	50,907	43,815	21,811		292,762
Interest expenses		(553,508)	(174,607)	(48,975)	(116,499)		(893,589)
Depreciation and amortization		(2,334,357)	(35,788)	(35,323)	(218,515)		(2,623,983)
Impairment loss of property, plant and equipment and others		(46,951)	(30,073)	(7,734)	(16,257)		(101,015)
Impairment loss of available-for-sale financial assets		(201,850)	(254)	(1,713)	(20,354)		(224,171)
Share of profit or loss of investment in associates and joint ventures		(39,806)	(5,579)	(27)	(2,764)		(48,176)
Income tax expense		(658,307)	(184,318)	(135,469)	(77,139)		(1,055,233)
Segments profit		2,245,977	325,197	345,295	301,670		3,218,139
Segments assets		69,920,261	10,904,747	10,775,895	7,723,374		99,324,277
Investment in associates		15,802,052	1,043,018	1,130,216	435,980		18,411,266
Acquisition of non-current assets		7,629,767	395,081	167,818	781,087		8,973,753
Segments liabilities		23,105,008	7,865,399	7,008,996	4,836,641		42,816,044

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3) As of and for the year ended December 31, 2013

	Steel		Trading	Engineering and Construction	Other	Total
	(in millions of Won)
External revenues	￦	31,794,574	18,307,888	6,896,838	4,865,350	￦	61,864,650
Internal revenues		16,229,002	7,611,372	3,885,190	3,019,246		30,744,810
Total revenues		48,023,576	25,919,260	10,782,028	7,884,596		92,609,460
Interest income		162,149	46,064	47,070	19,892		275,175
Interest expenses		(412,142)	(77,375)	(48,030)	(106,824)		(644,371)
Depreciation and amortization		(2,383,010)	(43,775)	(36,614)	(235,365)		(2,698,764)
Impairment loss of property, plant and equipment and others		(34,153)	(975)	(4,058)	(11,875)		(51,061)
Impairment loss of available-for-sale financial assets		(203,468)	(435)	(97,919)	(10,172)		(311,994)
Share of profit or loss of investment in associates and joint ventures		(250,084)	(131,534)	(71,068)	(26,326)		(479,012)
Income tax expense		(466,756)	(27,549)	(87,660)	(73,371)		(655,336)
Segments profit		1,449,446	9,516	147,177	197,449		1,803,588
Segments assets		73,860,997	11,640,931	9,888,590	8,843,652		104,234,170
Investment in associates		16,863,991	1,019,252	1,090,089	598,775		19,572,107
Acquisition of non-current assets		5,955,799	242,413	150,469	1,191,243		7,539,924
Segments liabilities		23,774,850	8,649,557	6,068,059	5,059,440		43,551,906

(c) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	2011		2012	2013
	(in millions of Won)
Total revenue for reportable segments	￦	99,046,240	96,589,238	92,609,460
Elimination of inter-segment revenue		(30,107,515)	(32,985,087)	(30,744,810)

	￦	68,938,725	63,604,151	61,864,650

2) Profit

	2011		2012	2013
	(in millions of Won)
Total profit for reportable segments	￦	4,194,654	3,218,139	1,803,588
Corporate fair value adjustments		(39,489)	(58,486)	(91,718)
Elimination of inter-segment profits		(440,879)	(774,047)	(356,690)
Income tax expense		1,068,109	982,880	590,997

Profit before income tax expense	￦	4,782,395	3,368,486	1,946,177

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

3) Assets

	2012		2013
	(in millions of Won)
Total assets for reportable segments (*1)	￦	99,324,277	104,234,170
Equity-accounted investees		(15,365,984)	(15,758,936)
Goodwill and corporate FV adjustments		3,657,016	3,560,873
Elimination of inter-segment assets		(8,349,458)	(7,580,700)

	￦	79,265,851	84,455,407

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4) Liability

	2012		2013
	(in millions of Won)
Total liabilities for reportable segments	￦	42,816,044	43,551,906
Corporate fair value adjustments		330,791	337,442
Elimination of inter-segment liabilities		(6,310,403)	(5,255,971)

	￦	36,836,432	38,633,377

5) Other significant items

a) December 31, 2011

	Total Segment		Corporate fair value adjustments	Elimination of inter-segment	Consolidated
	(in millions of Won)
Interest income	￦	243,282	—	(27,048)	216,234
Interest expenses		(824,675)	6,312	30,015	(788,348)
Depreciation and amortization		(2,375,169)	(63,690)	172,560	(2,266,299)
Share of profit or loss of investment in associates		(40,249)	—	90,818	50,569
Income tax expense		(1,186,021)	12,194	105,718	(1,068,109)
Impairment loss of property, plant and equipment and others		(84,113)	—	(14,958)	(99,071)
Impairment loss of available-for-sale financial assets		(152,804)	—	—	(152,804)

	￦	(4,419,749)	(45,184)	357,105	(4,107,828)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

b) December 31, 2012

	Total Segment		Corporate fair value adjustments	Elimination of inter-segment	Consolidated
	(in millions of Won)
Interest income	￦	292,762	—	(13,955)	278,807
Interest expenses		(893,589)	1,372	20,760	(871,457)
Depreciation and amortization		(2,623,983)	(77,496)	137,719	(2,563,760)
Share of profit or loss of investment in associates		(48,176)	—	25,474	(22,702)
Income tax expense		(1,055,233)	15,150	57,203	(982,880)
Impairment loss of property, plant and equipment and others		(101,015)	(258,451)	24,070	(335,396)
Impairment loss of available-for-sale financial assets		(224,171)	—	—	(224,171)

	￦	(4,653,405)	(319,425)	251,271	(4,721,559)

c) December 31, 2013

	Total Segment		Corporate fair value adjustments	Elimination of inter-segment	Consolidated
	(in millions of Won)
Interest income	￦	275,175	—	(14,777)	260,398
Interest expenses		(644,371)	(34,814)	21,504	(657,681)
Depreciation and amortization		(2,698,764)	(84,223)	97,437	(2,685,550)
Share of profit or loss of investment in associates		(479,012)	—	299,203	(179,809)
Income tax expense		(655,336)	25,074	39,265	(590,997)
Impairment loss of property, plant and equipment and others		(51,061)	—	(97,424)	(148,485)
Impairment loss of available-for-sale financial assets		(311,994)	—	31,757	(280,237)

	￦	(4,565,363)	(93,963)	376,965	(4,282,361)

(d) Revenue by geographic area for years ended December 31, 2011, 2012 and 2013 was as follows:

	2011		2012	2013
	(in millions of Won)
Domestic	￦	53,986,926	47,692,025	45,953,826
Japan		2,386,578	2,380,651	1,920,253
China		6,070,588	6,022,875	6,493,119
Asia-other		2,645,428	3,157,469	3,011,980
North America		1,281,906	1,792,706	1,720,895
Others		2,567,299	2,558,425	2,764,577

Total	￦	68,938,725	63,604,151	61,864,650

In presenting information on the basis of geography, consolidated revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2011, 2012 and 2013

(e) Non-current assets by geographic area as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(in millions of Won)
Domestic	￦	31,213,290	33,116,006
Japan		256,532	203,241
China		1,745,076	1,632,490
Asia-other		3,162,715	4,703,943
North America		125,206	167,468
Others		1,957,112	2,292,039

Total	￦	38,459,931	42,115,187

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f) There are no customers whose revenue is 10% or more of total consolidated revenues.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Kwon, Oh-Joon
Name:	Kwon, Oh-Joon
Title:	Chief Executive Officer and Representative Director
Date:	May 12, 2014

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously