Form 20-F
period 2014-12-31
POSCO
filed 2015-04-29
CIK 889132

As filed with the Securities and Exchange Commission on April 29, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Kee, Hyojin

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea 135-777

Telephone: +82-2-3457-2671; E-mail: irenekee@posco.com; Facsimile: +82-2-3457-1982

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

None

As of December 31, 2014, there were 79,993,028 shares of common stock, par value Won 5,000 per share, outstanding (not including 7,193,807 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒        No   ☐

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

Not applicable

Item 1.C.  Auditors

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2013 and 2014 and for each of the years in the three-year period ended December 31, 2014 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission and the Korea Exchange under the Financial Investment Services and Capital Markets Act of Korea. English translations of such financial statements are furnished to the Securities and Exchange Commission under Form 6-K. During the three years ended December 31, 2014, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of certain real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. See “Item 5.A. Operating Results—Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(In billions of Won and millions of Dollars, except per share data)
Revenue (1)	￦ 47,887	￦ 68,890	￦ 63,345	￦ 61,766	￦ 64,759	US$	58,914
Cost of sales (2)	39,722	59,784	55,921	54,914	57,465		52,279

Gross profit	8,165	9,105	7,425	6,852	7,293		6,635
Administrative expenses	1,492	2,035	2,129	2,232	2,310		2,101
Selling expenses	1,120	1,612	1,679	1,632	1,760		1,601
Other operating income	223	307	448	229	269		245
Other operating expenses	342	367	809	651	980		891

Operating profit	5,434	5,398	3,255	2,566	2,513		2,286
Share of profit (loss) of equity-accounted investees, net	183	51	(23)	(180)	(300)		(273)
Finance income	1,739	3,190	2,897	2,381	2,397		2,180
Finance costs	2,088	3,867	2,798	2,829	3,222		2,931

Profit before income tax	5,267	4,773	3,332	1,938	1,388		1,263
Income tax expense	1,081	1,066	974	589	824		749

Profit	4,186	3,707	2,358	1,349	564		513
Total comprehensive income	4,765	2,435	1,720	1,363	108		99
Profit (loss) for the period attributable to:
Owners of the controlling company	4,106	3,641	2,437	1,371	633		576
Non-controlling interests	80	65	(79)	(22)	(69)		(63)
Total comprehensive income (loss) attributable to:
Owners of the controlling company	4,640	2,524	1,887	1,439	182		165
Non-controlling interests	126	(89)	(167)	(75)	(73)		(66)
Basic and diluted earnings per share (3)	53,297	47,138	31,552	17,338	7,514		6.84
Dividends per share of common stock	10,000	10,000	8,000	8,000	8,000
Dividends per share of common stock (in Dollars) (4)	US$ 8.78	US$ 8.67	US$ 7.47	US$ 7.58	US$ 7.28

Selected consolidated statements of financial position data

	As of December 31,
	2010	2011	2012	2013	2014		2014
	(In billions of Won and millions of Dollars)
Working capital (5)	￦ 9,395	￦ 13,942	￦ 11,993	￦ 11,681	￦	10,833	US$ 9,855
Total current assets	27,672	33,547	31,817	32,039		33,208	30,211
Property, plant and equipment, net	25,438	28,453	32,276	35,760		35,241	32,061
Total non-current assets	41,746	44,854	47,711	52,802		52,636	47,885
Total assets	69,418	78,401	79,527	84,841		85,844	78,096

Short-term borrowings and current portion of long-term borrowings	10,476	10,792	10,509	10,714		12,195	11,095
Long-term borrowings, excluding current portion	10,664	16,020	14,412	15,533		15,233	13,858
Total liabilities	30,881	37,679	37,133	39,060		40,586	36,923

Share capital	482	482	482	482		482	439
Total equity	38,537	40,722	42,394	45,781		45,257	41,173

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(In billions of Won and millions of Dollars)
Net cash provided by operating activities	￦ 3,582	￦ 1,692	￦ 7,319	￦ 4,858	￦ 3,412	US$ 3,104
Net cash used in investing activities	(6,915)	(5,517)	(6,169)	(8,752)	(3,745)	(3,406)
Net cash provided by (used in) financing activities	4,588	4,900	(908)	3,532	135	123
Net increase (decrease) in cash and cash equivalents	1,248	1,078	82	(472)	(187)	(170)
Cash and cash equivalents at beginning of the year	2,273	3,521	4,599	4,681	4,209	3,829
Cash and cash equivalents at end of the year	3,521	4,599	4,681	4,209	4,022	3,659

(1)	Includes sales by our consolidated subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 36 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 77,032,878 shares as of December 31, 2010, 77,251,818 shares as of December 31, 2011, 77,244,444 shares as of December 31, 2012, 78,009,654 shares as of December 31, 2013 and 79,801,539 shares as of December 31, 2014.

(4)	Translated into Dollars by applying the exchange rate at the end of the applicable year as announced by Seoul Money Brokerage Services, Ltd.

(5)	“Working capital” means current assets minus current liabilities.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Per US$1.00)
2010	1,138.9	1,156.3	1,261.5	1,104.0
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
October	1,054.0	1,060.3	1,072.3	1,047.0
November	1,101.1	1,095.1	1,113.1	1,058.8
December	1,099.2	1,104.2	1,118.3	1,088.1
2015 (through April 28)	1,074.5	1,097.8	1,133.9	1,074.5
January	1,090.8	1,088.9	1,108.7	1,077.3
February	1,099.2	1,098.4	1,109.8	1,088.3
March	1,104.2	1,112.6	1,133.9	1,096.5
April (through April 28)	1,074.5	1,090.6	1,109.4	1,074.5

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which, in turn, have negatively impacted our steel business. The global economic outlook for the near future remains uncertain, particularly in light of concerns regarding the financial difficulties affecting many governments worldwide, including southern Europe and Latin America, as well as the recent slowdown of economic growth in China and other major emerging market economies and political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in Ukraine and Russia.

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products that could have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and we may need to rationalize our production capacity and reduce fixed costs. In the past, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We recorded crude steel production of 39.7 million tons in 2012, 38.3 million tons in 2013 and 37.7 million tons in 2014. The average unit sales prices for our semi-finished and finished steel products were Won 1,071 thousand per ton in 2012, Won 998 thousand per ton in 2013 and Won 936 thousand per ton in 2014.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 44.6% of our total revenue from steel products produced and sold by us in 2014. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of Daewoo International Corporation (“Daewoo International”), our consolidated subsidiary in which we hold a 60.3% interest, are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. In particular, there has been increased volatility in light of concerns regarding the financial difficulties affecting many governments worldwide, including southern Europe and Latin America, as well as the recent slowdown of economic growth in China and other major emerging market economies. In addition, political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in Ukraine and Russia, have resulted in an increase in volatility in the global financial markets. Accordingly, the overall prospects for the Korean and global economies in the remainder of 2015 and beyond remain uncertain. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea and other parts of the world, including the recent Ebola outbreak;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

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

Our export sales and overseas sales to customers abroad accounted for 55.4% of our total revenue from steel products produced and sold by us in 2014. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 66.7% of our total export sales revenue from steel products produced and exported by us in 2014, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with addition of new steel production capacity, particularly in China, may also reduce export prices in Dollar terms of our principal products. We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2014, 55.4% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 53.8 million dry metric tons of iron ore and 28.4 million wet metric tons of coal in 2014. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada, Russia and the United States. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$209 in 2012, US$159 in 2013 and US$125 in 2014. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$122 in 2012, US$126 in 2013 and US$88 in 2014.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. In the case of iron ore, if we fail to agree on the quarterly price adjustment within a predetermined deadline, the supplier and we typically agree on the purchase price based on the price formula that reflects the spot market price as well as the quality of iron ore and transportation expense. As of December 31, 2014, 137 million tons of iron ore and 32 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, which would have an adverse effect on our business, financial condition and results of operations.

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

In part to prepare for the eventual maturation of the Korean steel market, our overall strategy includes securing new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC projects in the steel sector and natural resources development, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, production of comprehensive materials such as lithium, nickel, silicon, carbon and magnesium, information and technology consulting services, and automation and system integration engineering services. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. For example, in September 2010, we acquired a controlling interest in Daewoo International for Won 3.37 trillion. Daewoo International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects.

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

Further increases in, or new impositions of, anti-dumping, safeguard or countervailing duty proceedings may have an adverse impact on our export sales.

In recent years, we have become subject to a number of anti-dumping duties in the United States, Canada, India, Indonesia, Australia, Thailand, Brazil, Taiwan and Malaysia and safeguard duties in Thailand. We are also subject to a number of on-going anti-dumping and safeguard investigations in Malaysia, the European Union, Indonesia, India and Thailand. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

We participate in overseas natural resources exploration, development and production projects abroad, which expose us to various risks.

As part of consortia or through acquisitions of minority interests, we engage in overseas natural resources exploration, development and production projects in various locations, including a gas field exploration project in Myanmar, in which Daewoo International had invested approximately US$ 1,808 million as of December 31, 2014 and plans to make further investments in the future. Daewoo International began recognizing revenue from the Myanmar gas field project starting in November 2013. We may also selectively acquire or invest in companies or businesses that engage in such activities. As part of our efforts to diversify our operations, we intend to continue to expand our operations by carefully seeking out promising exploration, development and production opportunities abroad. To the extent that we enter into these arrangements, our success in these endeavors will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

In order to complement our steel operations, we engage in engineering and construction activities through POSCO E&C, an 89.5%-owned subsidiary. The construction segment, which accounted for approximately 12.5% of our consolidated sales in 2014 after adjusting for inter-company sales and not taking into account the basis difference described in Note 42 of Notes to Consolidated Financial Statements, is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO

E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, results of operations or financial condition.

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

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. Although the Korean real estate market temporarily recovered in the second half of 2009 and into 2010, declines in demand and price took place in the Korean real estate market in recent years due to the downturn of the domestic economic cycle and financial risk in Europe, and the overall prospects for the Korean real estate market in 2015 and beyond remain uncertain.

We are subject to environmental regulations, and our operations could expose us to substantial liabilities.

We are subject to national and local environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide relating to our manufacturing process, and our steel manufacturing and construction operations could expose us to risk of substantial liability relating to environmental or health and safety issues, such as those resulting from discharge of pollutants and carbon dioxide into the environment, the handling, storage and disposal of solid or hazardous materials or wastes and the investigation and remediation of contaminated sites. We may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. For example, we recognized provision expenses of Won 89 billion in 2014 related to restoration costs of contaminated land near our magnesium plant in Gangneung, Korea. We may also be subject to associated liabilities, including liabilities for natural resource damage, third party property damage or personal injury resulting from lawsuits brought by the Government or private litigants. In the course of our operations, hazardous wastes may be generated at third party-owned or operated sites, and hazardous wastes may be disposed of or treated at third party-owned or operated disposal sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites, for any associated natural resource damage, and for civil or criminal fines or penalties.

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

On December 18, 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, shall be deemed ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. The Supreme Court of Korea ruled that if regular bonus payments are limited to only those working for the employer on a specific date, such bonuses are not fixed and thus do not constitute part of ordinary wage. In addition, under this decision, any collective bargaining agreement or labor-management agreement that attempts to exclude such regular bonuses from ordinary wage will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court of Korea further ruled that an employee’s claim for underpayments under the expanded scope of ordinary wages for the past three years within the statute of limitations may be denied based on principles of good faith if (i) there is an agreement between the employer and employees that the regular bonus shall be excluded from ordinary wage in determining the total amount of wage, (ii) such claim results in further wage payments that far exceed the level of total amount of wage agreed between the employer and employees, and (iii) such claim would cause an unexpected financial burden to the employer leading to material managerial difficulty or a threat to the employer’s existence. The principles of good faith, however, do not apply to an agreement on wages entered into between the employer and employees after December 18, 2013, the date of the above decision of the Supreme Court of Korea.

In light of the Supreme Court of Korea’s decision above, the Ministry of Employment and Labor published its new guidelines (the “Guidelines”) on January 23, 2014. According to the Guidelines, the

Government excludes, from ordinary wage, regular bonuses contingent on employment on a specific date. Based on the Supreme Court of Korea’s decision and the Guidelines, we believe that regular bonuses that we have paid to our employees are likely to be excluded from ordinary wage since we have paid regular bonuses to only those working for us on the initial date of payment calculation, the 15th day of each month. However, the Supreme Court decision may result in additional labor costs to us in the form of additional payments under the expanded scope of ordinary wages applicable in the past three years as well as to be incurred in the future, which may have an adverse effect on our financial condition and results of operations.

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

North Korea’s economy also faces severe challenges that may aggravate social and political pressures within North Korea. There can be no assurance that the level of tensions affecting the

Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, results of operations and financial condition and the market value of our common shares and ADSs.

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

We acquired a controlling interest in Sungjin Geotec Co., Ltd. (“Sungjin Geotec”), a manufacturer of specialized equipment used in the power and energy industries in May 2010. Sungjin Geotec merged with POSCO Plantec Co., Ltd. (“POSCO Plantec”) in July 2013, and we currently hold a 73.9% interest in POSCO Plantec. Prior to the merger, Sungjin Geotec entered into contracts with various suppliers to supply equipment for the development of natural gas fields in Iran, including natural gas fields located in South Pars that is led by Pars Oil and Gas Company, a subsidiary of National Iranian Oil Company. Sungjin Geotec recognized revenues of approximately Won 27 billion in 2010, Won 240 billion in 2011 and Won 134 billion in 2012, and net profits of approximately Won 1 billion in 2010, Won 15 billion in 2011 and Won 25 billion in 2012 related to such activities. Sungjin Geotec has completed or terminated all of its remaining outstanding supply contracts to sell equipment for the development of natural gas fields in Iran, and neither Sungjin Geotec nor POSCO Plantec (subsequent to the merger with Sungjin Geotec in July 2013) recognized any revenues nor profits from such activities in 2013 and 2014. POSCO Plantec does not plan to engage in any sale of equipment in Iran related to the country’s development of petroleum resources.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Cuba, Iran, Syria and Sudan. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, Daewoo International, a global trading company in which we hold a 60.3% interest, engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran and Sudan. We believe that such activities and investments do not involve any U.S. goods or services. Our activities and investments in Cuba, Iran, Syria and Sudan accounted for approximately 1.4% of our consolidated revenues in 2012, 0.2% in 2013 and 0.1% in 2014.

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

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 37.7 million tons of crude steel in 2014 and approximately 38.3 million tons in 2013, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2014, Pohang Works had 17.4 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works had an annual crude steel production capacity of 20.8 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market. Domestic sales accounted for 44.6% of our total revenue from steel products produced and sold by us in 2014 and 48.8% in 2013. On a non-consolidated basis, we believe that we had an overall market share of approximately 41% of the total sales volume of steel products sold in Korea in 2014 and approximately 43% in 2013. Our export sales and overseas sales to customers abroad accounted for 55.4% of our total revenue from steel products produced and sold by us in 2014 and 51.2% in 2013. Our major export market is Asia, with Asia other than China and Japan accounting for 28.3%, China accounting for 26.6%, and Japan accounting for 11.7% of our total steel export revenue from steel products produced and exported by us in 2014 and China accounting for 30.2%, Asia other than China and Japan accounting for 27.7%, and Japan accounting for 12.5% of our total steel export revenue from steel products produced and exported by us in 2013.

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

We generated revenue of Won 64,759 billion and profit of Won 564 billion in 2014, compared to revenue of Won 61,766 billion and profit of Won 1,349 billion in 2013. We had total assets of Won 85,844 billion and total equity of Won 45,257 billion as of December 31, 2014, compared to total assets of Won 84,841 billion and total equity of Won 45,781 billion as of December 31, 2013.

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

Diversify into Production of Comprehensive Materials

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

	For the Year Ended December 31,
	2012			2013			2014
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	11,421	32.4%	￦	9,879	31.1%	￦	9,336	29.3%
Hot rolled products		6,291	17.8		5,134	16.1		5,346	16.8
Stainless steel products		7,305	20.7		7,425	23.4		6,830	21.5
Plates		3,620	10.3		3,266	10.3		3,519	11.1
Wire rods		1,906	5.4		1,867	5.9		2,160	6.8
Silicon steel sheets		1,556	4.4		1,476	4.6		1,267	4.0

Sub-total		32,099	91.0		29,047	91.4		28,458	89.4

Others		3,160	9.0		2,748	8.6		3,384	10.6

Total	￦	35,259	100.0%	￦	31,795	100.0%	￦	31,842	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries.

	For the Year Ended December 31,
	2012		2013		2014
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,863	39.6%	11,915	40.9%	11,881	39.1%
Hot rolled products	8,540	28.5	7,589	26.1	7,783	25.6
Stainless steel products	2,760	9.2	2,883	9.9	2,650	8.7
Plates	4,145	13.8	3,849	13.2	4,638	15.3
Wire rods	1,531	5.1	1,735	6.0	2,400	7.9
Silicon steel sheets	1,143	3.8	1,134	3.9	1,038	3.4

Total (1)	29,983	100.0%	29,104	100.0%	30,390	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including Daewoo International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 10,344 billion in 2012, Won 8,391 billion in 2013 and Won 9,176 billion in 2014. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 11.9 million tons in 2014, representing 39.1% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2014, our sales volume of cold rolled products produced by us and directly sold to external customers remained relatively unchanged compared to our sales volume in 2013.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we had a domestic market share for cold rolled products of approximately 42% on a non-consolidated basis.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 7.8 million tons in 2014, representing 25.6% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2014, our sales volume of hot rolled products produced by us and directly sold to external customers increased by 2.6% compared to 2013 primarily due to the commencement of production by our no. 4 hot rolling mill at Gwangyang Works in July 2014.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we had a domestic market share for hot rolled products of approximately 38% on a non-consolidated basis.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2.7 million tons in 2014, representing 8.7% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 8.7% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2014, they represented 21.5% of our total revenue from such steel products in 2014. Our sales volume of stainless steel products produced by us and directly sold to external customers decreased by 8.1% in 2014 compared to 2013 due to the rationalization of a stainless cold-rolling mill at Pohang Works in 2014.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we had a domestic market share for stainless steel products of approximately 38% on a non-consolidated basis.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 4.6 million tons in 2014, representing 15.3% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2014, our sales volume of plates produced by us and directly sold to external customers increased by 20.5% compared to 2013 due to an increase in sales to domestic shipbuilding companies and an increase in demand from the energy industry.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we had a domestic market share for plates of approximately 37% on a non-consolidated basis.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2.4 million tons in 2014, representing 7.9% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2014, our sales volume of wire rods produced by us and directly sold to external customers increased by 38.3% compared to 2013, primarily reflecting increase in production of wire rods from full-scale operation of the no. 4 wire rod mill in 2014, which expansion was completed in May 2013.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we had a domestic market share for wire rods of approximately 52% on a non-consolidated basis.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 1.0 million tons in 2014, representing 3.4% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2014, our sales volume of silicon steel sheets produced by us and directly sold to external customers decreased by 8.5% compared to 2013 due to our decision to focus more on production and sale of higher margin silicon steel sheet products.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers, we had a domestic market share for silicon steel sheets of approximately 81% on a non-consolidated basis.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 44.6% of our total revenue from steel products produced and sold by us in 2014. Our export sales and overseas sales to customers abroad represented 55.4% of our total revenue from steel products in 2014. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of steel products sold in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2012	2013	2014
POSCO’s sales (1)	41.9%	43.4%	40.6%
Other domestic steel companies’ sales	23.4	23.6	27.6
Imports	34.8	33.0	31.8

Total	100.0%	100.0%	100.0%

(1)	POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 55.4% of our total revenue from steel products produced and sold by us in 2014, 66.7% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products increased by 10.4% from Won 20,587 billion in 2013 to Won 22,731 billion in 2014.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us, by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2012			2013			2014
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
Asia (other than China and Japan)	￦	5,834	26.7%	￦	5,707	27.7%	￦	6,434	28.3%
China		6,328	28.9		6,220	30.2		6,057	26.6
Japan		3,084	14.1		2,583	12.5		2,668	11.7
Europe		942	4.3		999	4.9		1,428	6.3
Middle East		528	2.4		381	1.8		323	1.4
North America		1,288	5.9		1,145	5.6		2,131	9.4
Others		3,884	17.7		3,552	17.3		3,689	16.2

Total	￦	21,888	100.0%	￦	20,587	100.0%	￦	22,731	100.0%

	For the Year Ended December 31,
	2012			2013			2014
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	7,245	33.1%	￦	6,653	32.3%	￦	6,907	30.4%
Hot rolled products		3,783	17.3		3,300	16.0		3,646	16.0
Stainless steel products		5,302	24.2		5,125	24.9		5,615	24.7
Plates		1,573	7.2		1,238	6.0		1,596	7.0
Wire rods		598	2.7		569	2.8		783	3.4
Silicon steel sheets		840	3.8		837	4.1		771	3.4
Others		2,546	11.6		2,863	13.9		3,412	15.0

Total	￦	21,888	100.0%	￦	20,587	100.0%	￦	22,731	100.0%

The table below sets out the world’s apparent steel use for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
Apparent steel use (million metric tons)	1,439	1,528	1,537
Percentage of annual increase	2.0%	6.2%	0.6%

Source: World Steel Association.

Recent difficulties affecting the European Union and global financial sectors, adverse conditions and volatility in the European Union and worldwide credit and financial markets, fluctuations in oil and commodity prices, the general weakness of the global economy and the slowdown in growth of the Chinese economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The World Steel Association forecasts that global apparent steel use is expected to increase by 3.3% to 1,576 million metric tons in 2015.

In recent years, driven in part by strong growth in steel consumption in emerging economies, the global steel industry has experienced renewed interest in expansion of steel production capacity. The Organisation for Economic Co-operation and Development estimated the global crude steel production capacity to be 2,241 million tons in 2014. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy continues or demand from developing countries that have experienced significant growth in recent years does not meet the growth in production capacity.

We distribute our export products mostly through Korean trading companies, including Daewoo International, and our overseas sales subsidiaries. Our largest export market in 2014 was Asia (other than China and Japan), which accounted for 28.3% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were hot rolled products and cold rolled products. Our exports to Asia (other than China and Japan) amounted to Won 5,707 billion in 2013 and Won 6,434 billion in 2014. Our exports to Asia (other than China and Japan) increased by 12.7% in 2014 primarily due to an increase in sales of plates and slabs produced by PT Krakatau POSCO Co., Ltd., which completed a new production plant in December 2013.

Our second largest export market in 2014 was China, which accounted for 26.6% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products. Our exports to China decreased by 2.6% from Won 6,220 billion in 2013 to Won 6,057 billion in 2014 primarily due to a decrease in our export prices to China as a result of a slowdown in growth of the Chinese economy. On the other hand, we recorded an increase in our exports to North America by 86.1% from Won 1,145 billion in 2013 to Won 2,131 billion in 2014 primarily due to an increase in demand from automotive parts manufacturers in North America, as well as an increase in our exports to Europe by 42.9% from Won 999 billion in 2013 to Won 1,428 billion in 2014 primarily due to an increase in demand from the energy industry.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

From time to time, our exporting activities have become subject to anti-dumping, safeguard and countervailing proceedings. In recent years, we have become subject to a number of anti-dumping duties in the United States, Canada, India, Indonesia, Australia, Thailand, Brazil, Taiwan and Malaysia and safeguard duties in Thailand. We are also subject to a number of on-going anti-dumping and safeguard investigations in Malaysia, the European Union, Indonesia, India and Thailand. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years.

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

Both our export prices and domestic sales prices decreased from 2012 to 2014, reflecting production over-capacity in the global steel industry. We may decide to adjust our sales prices in the future subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.8 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2014, POSCO imported approximately 53.8 million dry metric tons of iron ore and 28.4 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada, Russia and the United States. In 2014, we purchased a substantial portion of our iron ore and coal imports pursuant to long-term contracts. The supply contracts have terms of one to ten years and the long-term contracts generally provide for periodic price adjustments to the then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through an acquisition of a minority interest. We secured approximately 41% of our iron ore and coal imports in 2014 from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are located in Australia, Brazil, New Caledonia and Canada, and our significant investments are as follows:

•

We made an investment of US$500 million in December 2008 to acquire a 6.48% interest in Nacional Minérios S.A., an iron ore mining company in Brazil, in a consortium with Japanese steel manufacturers and trading companies. We secured approximately 3.7 million tons of iron ore in 2014, and we have the right to secure up to such amount of iron ore per year.

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

•

In July 2010, we acquired a 24.5% interest in the Australian Premium Iron (API) iron ore joint venture in Pilbara, Australia for A$184 million, which expects to supply approximately 9.8 million tons of iron ore per year starting in 2020.

•

As part of a consortium including China Steel Corporation and domestic financial investors, we made an investment of US$277 million in March 2013 to acquire a minority interest of 3.78% in an iron ore mining asset of ArcelorMittal Mines Canada Inc. in Quebec. We secured approximately 2.7 million tons of iron ore in 2014, and we have the right to secure up such amount of iron ore per year.

We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$209 in 2012, US$159 in 2013 and US$125 in 2014. The average market price of iron ore per dry metric ton (free on board price of Platts Iron Ore index with iron (Fe) 62% content) was US$122 in 2012, US$126 in 2013 and US$88 in 2014. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Japan, Indonesia and Ukraine. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and the European Union. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton was US$17,536 in 2012, US$15,022 in 2013 and US$16,871 in 2014.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. These dedicated vessels transported approximately 80% of the total requirements in 2014, and the remaining approximately 20% was transported by vessels retained through short to medium term contracts, depending on market conditions. Australia and Brazil are the main countries where the vessels are loaded, and they accounted for 65% and 15%, respectively, of our total requirements in 2014. We plan to continue to optimize the fleet of dedicated vessels that we use by 2020 in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we had a market share of approximately 38% on a non-consolidated basis in 2014, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 42% and 38%, respectively, on a non-consolidated basis in 2014, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitors in Korea are Hyundai Steel Co., Ltd. with an annual crude steel production of approximately 21 million tons and Dongbu Steel Co., Ltd. with an annual crude steel production of approximately 3 million tons. In February 2015, Hyundai Steel Co., Ltd. received conditional approval from the Fair Trade Commission to take over Dongbu Special Steel Co., Ltd., an affiliate of Dongbu Steel Co., Ltd. Dongbu Specialty Steel Co., Ltd. has an annual production capacity of 400 thousand tons of specialty steel.

The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In the past decade, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Mittal Steel’s takeover of Arcelor in 2006 created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A., and new market entrants, especially from China and India, could result in a significant increase in competition. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

Korea. In order to expand our sale of value-added products, we established POSCO Coated and Color Sheet Co., Ltd. by merging a coated steel manufacturer and a color sheet manufacturer in March 1999. POSCO Coated and Color Sheet has an aggregate annual production capacity of 600 thousand tons of galvanized and aluminized steel sheets widely used in the construction, automotive parts and home appliances industries. POSCO Coated and Color Sheet also has an aggregate annual production capacity of 350 thousand tons of color sheets that are mainly used for interior and exterior materials and home appliances. In 2014, POSCO Coated and Color Sheet produced 594 thousand tons of galvanized and aluminized steel sheets and 312 thousand tons of color sheets.

POSCO Specialty Steel produces high-quality steel products for the automotive, machinery, nuclear power plant, shipbuilding, aeronautics and electronics industries. In March 2015, SeAH Besteel Corp., Shinyoung Securities Co., Ltd. and Shinhan Investment Corp. acquired an aggregate of 52.3% of our interest in POSCO Specialty Steel for approximately Won 419 billion. As a result, we hold a 19.9% interest in the company. Production facilities operated by POSCO Specialty Steel have an aggregate annual production capacity of 1,000 thousand tons of wire rods, round bars, steel pipes and semi-finished products. POSCO Specialty Steel produced 606 thousand tons of such products in 2014.

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). The plant commenced production of stainless cold rolled steel products in December 1998. The joint venture also completed the construction of new mills in July 2006 with additional annual production capacity of approximately 800 thousand tons of stainless hot rolled products. Zhangjiagang Pohang Stainless Steel produced 1,100 thousand tons of stainless steel products in 2014.

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. The plant became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 180 thousand tons of such products in 2014.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. The cold rolling mill with an annual production capacity of 1.9 million tons became operational in March 2006 and the company produced 1.9 million tons of such products in 2014. We currently hold a 25.0% interest in this joint venture.

Vietnam. We entered into an agreement with Nippon Steel & Sumitomo Metal Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. We have an 85.0% interest in the joint venture. We completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production. POSCO Vietnam produced 930 thousand tons of such products in 2014.

Thailand. In order to secure an alternative sales source for stainless cold rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in September 2011. We renamed the company as POSCO Thainox Public Company Limited in October 2011 and currently hold an 84.9% interest in the company. The company produced 165 thousand tons of stainless cold rolled products in 2014.

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd., a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We hold a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013 with an annual production capacity of 3.0 million tons of plates and slabs. PT. Krakatau POSCO produced 2.1 million tons of plates and slabs in 2014.

United States. We entered into 50-50 joint venture between U.S. Steel Corporation and us called USS-POSCO Industries Corporation. We sell hot rolled products to USS-POSCO Industries, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. USS-POSCO Industries produced 862 thousand tons of such products in 2014.

We entered into a joint venture in March 2007 with US Steel and SeAH to establish United Spiral Pipe LLC to produce American Petroleum Institute-compliant pipes (“API Pipes”) and non-API pipes. We hold a 35% interest in United Spiral Pipe LLC and it is in the process of selling its facilities and equipment.

Mexico. In Mexico, POSCO Mexico S.A. de C.V. completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production to supply automotive manufacturers in Mexico, Southeastern United States and South America. POSCO Mexico expanded its annual production capacity to 0.9 million tons of galvanized steel products in December 2013, and produced 474 thousand tons of cold rolled products in 2014.

Others. In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Odisha State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Odisha State. We estimate the aggregate costs of the initial phase of construction and mine development to be approximately $3.7 billion and an additional cost of approximately $8.3 billion in order to increase the annual production capacity to 12 million tons of plates and hot rolled products. The Government of India reissued clearance for the construction of the steel mill in January 2014 and is currently in the process of preparing the land on which the integrated steel mill will be constructed. With respect to development of iron ore mines in Odisha State, we obtained a final ruling from the Indian Supreme Court in May 2013 with respect to authority of the central government to issue permission, and we are waiting for approval from the Government of India to start our exploration and development activities.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2014, our 34 supply chain management centers recorded aggregate sales of 5.4 million tons of steel products.

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

The following table sets forth a breakdown of Daewoo International’s total sales by export sales, domestic sales and third-party trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2012			2013			2014
	(In billions of Won, except percentages)
Export Sales
Trading sales:
Steel and metal	￦	6,203	35.8%	￦	5,397	31.5%	￦	5,051	24.8%
Chemical and commodities		1,686	9.7		1,535	9.0		1,836	9.0
Automobile and machinery parts		1,469	8.5		1,625	9.5		1,965	9.6
Electronics and miscellaneous items		120	0.7		72	0.4		44	0.2
Natural resources development		2	0.0		—	—		—	—

Sub-total		9,480	54.7		8,630	50.4		8,895	43.6

Manufactured product sales		13	0.1		13	0.1		22	0.1
Miscellaneous		25	0.1		14	0.1		60	0.3

Total export sales		9,517	54.9		8,657	50.6		8,977	44.0

Domestic Sales
Trading sales:
Steel and metal	￦	609	3.5%		686	3.9%		737	3.6%
Chemical and commodities		69	0.4		71	0.4		81	0.4
Automobile and machinery parts		3	0.0		34	0.2		56	0.3
Electronics and miscellaneous items		7	0.1		4	0.0		11	0.1
Other goods		58	0.3		54	0.3		49	0.2

Sub-total		746	4.3		849	5.0		935	4.6

Miscellaneous		8	0.0		12	0.1		11	0.1

Total domestic sales		754	4.3		861	5.1		946	4.7

Third-Country Trades
Trading	￦	10,220	59.0%	￦	10,598	61.9	￦	14,284	70.0
Natural resources development		78	0.5		132	0.8		550	2.7
Manufactured product trading		312	1.8		261	1.5		266	1.3

Total third-country trades		10,610	61.3		10,991	64.2		15,100	74.0

Consolidation adjustments		(3,561)	(20.5)		(3,399)	(19.9)		(4,615)	(22.7)

Total sales	￦	17,320	100.0%	￦	17,109	100.0%	￦	20,408	100.0%

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

In most cases, Daewoo International enters into trading transactions after the underlying sale and purchase contracts have been matched, which mitigates inventory and price risks to Daewoo International. Daewoo International has not experienced material losses related to such risks. Daewoo International typically enters into trading transactions as a principal, and in limited cases as an import or export agent. When acting as a principal or an agent, Daewoo International derives its gross trading profit from the margin between the selling price of the products and the purchase price it pays for such products. In the case of principal transactions, the selling price is recorded as sales and the purchase price is recorded as cost of sales, while only the margin is recorded as sales in the case of agency transactions in which Daewoo International does not assume the risks and rewards of ownership of the goods. In the case of principal transactions, it takes an average of approximately 52 days between Daewoo International’s payment of goods and its receipt of payment from its customers. In the instances in which it acts as an arranger for a third country transaction, Daewoo International derives its gross trading profit from, and records as sales, the commission paid to it by the customer. The sizes of margins and commissions for Daewoo International’s trading activities vary depending on a number of factors, including prevailing supply and demand conditions for the product involved, the cost of financing, insurance, storage and transport and the creditworthiness of the customer, and tends to decline as the product or market matures.

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

Natural Resources Development Activities. Daewoo International also invests in energy and mineral development projects throughout the world. In particular, Daewoo International joined a consortium with Korea Gas Corporation, ONGC Videsh Ltd. and the Gas Authority of India Ltd. in November 2002, which made a successful bid in the gas exploration, development and production project in the Myanmar A-1 gas field. In October 2005, the consortium made a successful bid in the gas exploration, development and production project in the Myanmar A-3 gas field, located adjacent to the Myanmar A-1 gas field. In December 2008, the consortium entered into a sales agreement with China National United Oil Corporation to sell the gas produced from the A-1 and A-3 gas fields for a period of 30 years after the commencement of production. In August 2010, Myanmar Oil & Gas Enterprise, the national oil and gas company of Myanmar, acquired a 15% interest in each of the projects. As of December 31, 2014, Daewoo International had invested approximately US$1,281 million in the A-1 and A-3 gas field projects, approximately US$230 million in a related off-shore pipeline project and approximately US$137 million in a related on-shore pipeline project. Daewoo International plans to make further investments in these gas fields in the future. Daewoo International holds a 51.0% interest in each of the A-1, A-3 and off-shore pipeline projects and a 25.0% interest in the on-shore pipeline project. Production of gas from these gas fields commenced in July 2013 and Daewoo International recognized revenue from the Myanmar gas field project starting in November 2013. Daewoo International recognized revenues of approximately Won 467 billion from the Myanmar gas field project in 2014.

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

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea. As part of its efforts to geographically diversify its power generation facilities, POSCO Energy Corporation is constructing two 1,200 megawatts class coal power plants in Vietnam with Applied Energy Services Corporation. In Indonesia, POSCO Energy Corporation partnered with PT. Krakatau Daya Listrik and completed construction of a 200 megawatts by-product gas power plant, which is used to power our integrated mill. POSCO Energy Corporation’s total power generation capacity was approximately 3,950 megawatts as of December 31, 2014.

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

LNG Logistics. In an effort to reduce our dependency on oil, we became the first private company in Korea to import LNG in 2005, and we have steadily increased the use of natural gas for energy generation at our steel production facilities. We operate an LNG receiving terminal that is equipped with two 100,000 kiloliters storage tanks, two 165,000 kiloliters storage tanks and additional facilities with an aggregate capacity to process up to 2.4 million tons of LNG annually in Gwangyang. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. We are also building a synthetic natural gas production plant with an annual capacity of 500,000 tons in Gwangyang that is scheduled for completion by mid-2015. We believe that the synthetic natural gas production plant will provide us with a stable supply of LNG substitutes that we can utilize to meet our growing needs for energy generation.

Others. We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCO ICT Co., Ltd., founded in 1989, provides information and technology consulting and system network integration and outsourcing services. POSCO Processing & Service Co., Ltd., founded in 1994, provides material processing and fabrication services. POSCO Plantec, created from the merger of POSCO Machinery & Engineering Co., Ltd. and POSCO Machinery Co., Ltd. in January 2010, provides engineering services related to plant construction and operations. Sungjin Geotec, a manufacturer of specialized equipment used in the power and energy industries, merged with POSCO Plantec in July 2013. POSCO Chemtech Company Ltd., formerly POSCO Refractories and Environment Company, Ltd., specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products.

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Ownership
Daewoo International Corporation	Korea	60.3%
POSCO Engineering & Construction Co., Ltd	Korea	89.5%
POSCO Energy Corporation	Korea	89.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5%
POSCO Processing & Service Co., Ltd.	Korea	96.0%
POSCO ICT Co., Ltd.	Korea	65.4%

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

Pohang Works

Construction of Pohang Works began in 1970 and ended in 1983. Pohang Works currently has an annual crude steel and stainless steel production capacity of 17.4 million tons. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 43 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 200,000 tons for unloading raw materials, storage areas for up to 34 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works consumed approximately 340 thousand tons of LNG and approximately 11,662 gigawatt hours of electricity in 2014. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2012	2013	2014
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	16.65	17.30	17.40
Actual crude steel and stainless steel output (million tons)	16.54	16.18	16.18
Capacity utilization rate (%) (1)	99.3	93.5	93.0

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

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

Gwangyang Works is comprised of 47 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships of as large as 300,000 tons for unloading raw materials, storage areas for 38 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Gwangyang Works consumed approximately 225 thousand tons of LNG and approximately 13,880 gigawatt hours of electricity in 2014.

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

	As of or for the Year Ended December 31,
	2012	2013	2014
Crude steel production capacity as of end of the year (million tons per year)	20.80	20.80	20.80
Actual crude steel output (million tons)	21.45	20.23	21.47
Capacity utilization rate (%) (1)	103.1	97.3	103.2

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

The Environment

We are vigorous in our efforts to engage in environmentally responsible management of, and to protect the environment from damage resulting from, our operations. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. As we continue to diversify our production operations abroad and the importance of comprehensive environmental management continues to grow, we announced an integrated environmental management system in December 2010, pursuant to which all of our subsidiaries located in Korea as well as abroad acquired the ISO 14001 certification. We also operate a certification program targeting our suppliers and outsourcing partners, pursuant to which they are encouraged to establish environmental management systems of their own.

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

We plan to continue to invest in developing more environmentally friendly steel manufacturing processes. We commenced research and development for a new steel manufacturing technology called FINEX in 1992 jointly with the Research Institute of Industrial Science and Technology and VOEST Alpine, an Austrian company, and we completed the construction of our first FINEX plant in May 2003 with an annual steel production capacity of 0.6 million tons, a second FINEX plant in May 2007 with an annual steel production capacity of 1.5 million tons, and a third FINEX plant in January 2014 with an annual steel production capacity of 2.0 million tons. The first FINEX plant ceased production in July 2014, and the total annual steel production capacity of our FINEX plants is 3.5 million tons. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing non-agglomerated iron ore fines and using non-coking coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages by eliminating major sources of pollution such as sinter and coke plants, as well as decreasing operating and raw material costs.

Our climate change response program seeks to minimize the risks from changes in climate as well as to maximize the opportunities available in such environment by enhancing the energy efficiency of our production process. We have disclosed our carbon dioxide emission levels and efforts to deal with climate changes through various channels, including participating in the Carbon Disclosure Project. The Carbon Disclosure Project is an organization based in the United Kingdom that works with major corporations around the world to disclose their greenhouse gas emission levels. We are also in compliance with the Korea Emissions Trading Scheme, which was launched by the Government in January 2015 to reduce greenhouse gas emissions by limiting the total amount of allowable greenhouse gas emission by a manufacturer.

While we believe we are in compliance with applicable environmental laws and regulations in all material respects, we may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. For example, we recognized a provision of Won 89 billion in 2014 related to restoration costs of contaminated land near our magnesium plant in Gangneung, Korea. We spent Won 634 billion in 2012, Won 295 billion in 2013 and Won 299 billion in 2014 on anti-pollution facilities.

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

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments—a steel segment, a trading segment, an engineering and construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists of global trading activities of Daewoo International, exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG logistics, and network and system integration. See Note 42 of Notes to Consolidated Financial Statements.

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

The unit sales price of cold rolled products, which accounted for 40.9% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by 13.9% in 2013. The unit sales price of wire rods, which accounted for 6.0% of total sales volume of such products, decreased by 13.5% in 2013. The unit sales price of hot rolled products, which accounted for 26.1% of total sales volume of such products, decreased by 8.2% in 2013. The unit sales price of silicon steel sheets, which accounted for 3.9% of total sales volume of such products, decreased by 4.4% in 2013. The unit sales price of plates, which accounted for 13.2% of total sales volume of such products, decreased by 2.8% in 2013. The unit sales price of stainless steel products, which accounted for 9.9% of total sales volume of such products, decreased by 2.7% in 2013.

In 2014, unit sales prices in Won for our principal product lines of steel products produced by us and directly sold to external customers, other than hot rolled products and stainless steel products, decreased. The weighted average unit price for such products decreased by 6.2% from 2013 to 2014, in part due to an appreciation in the average value of the Won against the Dollar in 2014 that decreased our export prices in Won terms. The average exchange rate of the Won against the Dollar appreciated from Won 1,095.0 to US$1.00 in 2013 to Won 1,053.2 to US$1.00 in 2014.

The unit sales price of wire rods, which accounted for 7.9% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by 16.4% in 2014. The unit sales price of plates, which accounted for 15.3% of total sales volume of such products, decreased by 10.6% in 2014. The unit sales price of silicon steel sheets, which accounted for 3.4% of total sales volume of such products, decreased by 6.2% in 2014. The unit sales price of cold rolled products, which accounted for 39.1% of total sales volume of such products, decreased by 5.2% in 2014. On the other hand, the unit sales price of hot rolled products, which accounted for 25.6% of total sales volume of such products, increased by 1.5% in 2014. The unit sales price of stainless steel products, which accounted for 8.7% of total sales volume of such products, increased by 0.1% in 2014.

We gradually decreased our export prices from 2012 to 2014. We may decide to adjust our export sales prices in the future subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2012		2013		2014
	(In thousands of Won per ton)
Cold rolled products	￦	963	￦	829	￦	786
Hot rolled products		737		677		687
Stainless steel products		2,646		2,576		2,577
Plates		873		849		759
Wire rods		1,245		1,076		900
Silicon steel sheets		1,362		1,302		1,221
Average (1)	￦	1,071	￦	998	￦	936

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed principal products produced by us and directly sold to external customers. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.” The average unit sales price calculation does not include sales results of steel products categorized as “others.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	(Percentage of net sales)
Cost of sales	88.3%	88.9%	88.7%
Selling and administrative expenses	6.0	6.3	6.3
Gross margin	11.7	11.1	11.3
Operating profit margin	5.1	4.2	3.9

Our operating profit margin decreased from 5.1% in 2012 to 4.2% in 2013 and further decreased to 3.9% in 2014, reflecting the current challenging business environment as discussed below.

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

	For the Year Ended December 31,
	2012	2013	2014
Crude steel and stainless steel production capacity (million tons per year) (1)	39.6	40.4	43.5
POSCO	37.5	38.1	38.2
POSCO Specialty Steel Co., Ltd.(1)	1.1	1.2	1.2
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.0	1.1	1.1
PT. Krakatau POSCO Co., Ltd.	—	—	3.0
Actual crude steel and stainless steel output (million tons) (2)	39.7	38.3	41.4
POSCO	38.0	36.4	37.7
POSCO Specialty Steel Co., Ltd.(1)	0.7	0.7	0.7
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.0	1.1	1.2
PT. Krakatau POSCO Co., Ltd.	—	—	1.9
Capacity utilization rate (%)(1)	100.3%	94.6%	95.2%
POSCO	101.4%	95.5%	98.6%
POSCO Specialty Steel Co., Ltd.(1)	63.3%	61.8%	60.1%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	103.3%	100.3%	104.9%
PT. Krakatau POSCO Co., Ltd.	—	—	63.4%

(1)	In March 2015, we sold an aggregate of 52.3% of our interest in POSCO Specialty Steel to SeAH Besteel Corp., Shinyoung Securities Co., Ltd. and Shinhan Investment Corp. for approximately Won 419 billion. As a result, we hold a 19.9% interest in POSCO Specialty Steel.

(2)	Reflects production capacity of POSCO, POSCO Specialty Steel Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd and PT. Krakatau POSCO Co., Ltd.

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2014, 55.4% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Inflation

Inflation in Korea, which was 2.2% in 2012, 1.3% in 2013 and 1.3% in 2014, has not had a material impact on our results of operations in recent years.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2014, the percentage of allowance for doubtful accounts to gross account receivables was 6.04%. Our allowance for doubtful accounts increased by 44.2%, or Won 292 billion, from Won 662 billion as of December 31, 2013 to Won 954 billion as of December 31, 2014 primarily due to recognition of bad debt expenses related to project financing incurred by POSCO E&C. See Note 23 of Notes to Consolidated Financial Statements. Assumptions and judgments related to the allowance for doubtful accounts did not change in 2014.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2014 was 0.11%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 28% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 23% in total.

We recognized impairment losses on available-for-sale investments of Won 280 billion in 2013 and Won 370 billion in 2014. Losses on impairment of investments increased in 2014 primarily due to an impairment loss of Won 174 billion resulting from a significant and prolonged decline in the fair value of shares of Hyundai Heavy Industries Co., Ltd. below cost.

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

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value reduced by selling costs) and its value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets and is subject to changes in market conditions. Based on an impairment test as of December 31, 2014, we recognized impairment loss of property, plant and equipment amounting to Won 65 billion in 2014.

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

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2014, we estimated an average discount rate of 6.10% and an average rate of revenue growth of 1.17%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated average discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 17% in total. If the estimated average rate of revenue growth rate were decreased by 1%, then the estimated fair values would have decreased by 15% in total. These sensitivity analyses do not affect the impairment loss due to the absence of an impairment loss indicator for our long-lived assets.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use would have decreased by 2.71% in total. If the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use would have decreased by 1.64% in total. If the discount rate assumptions were increased by 0.25% or the terminal growth rate assumptions were decreased by 0.25%, there would be no impact on goodwill impairment. Based on an impairment test as of December 31, 2014, we recognized impairment loss of goodwill of Won 11 billion in 2014. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss of goodwill. See Note 15 of Notes to Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 12.1% of gross profit margin to the inventory cost amount plus 24.8% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2012, 2013 and 2014. The valuation losses of inventories recognized within cost of goods sold were Won 76 billion in 2012, Won 49 billion in 2013 and Won 42 billion in 2014.

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 127 billion, or 7.4% in total. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 107 billion, or 6.2% in total.

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

During the three years ended December 31, 2014, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2012, 2013 and 2014 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2012		2013		2014
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	3,255,139	￦	2,566,269	￦	2,512,998
Additions:
Other bad debt expenses		44,115		111,065		96,373
Loss on disposals of assets held for sale		9,510		26,498		14
Impairment loss on assets held for sale		258,451		1,814		17,205
Loss on disposals of property, plant and equipment		65,486		121,133		50,006
Impairment loss of property, plant and equipment		12,977		9,742		64,833
Impairment losses on intangible assets		21,776		125,316		55,220
Idle tangible assets expenses		31,297		17,624		12,214
Impairment loss on other non-current assets		36,453		9,000		38,137
Other provision expenses		—		65,896		126,601
Donations		73,963		60,940		69,544
Loss on disposal of investments in associates		15,119		19,404		2,556
Loss on disposal of wastes		45,480		15,231		16,386
Penalty and default losses		149,437		19,340		352,173
Others		45,401		47,803		78,412

		809,465		650,806		979,674
Deductions:
Gain on disposal of assets held for sale		(193,333)		(101,611)		(48,231)
Gain on disposals of investment in associates		(39,441)		(7,668)		(41,258)
Gain on disposals of property, plant and equipment		(42,290)		(14,177)		(15,039)
Reversal of impairment loss on intangible assets		(530)		(122)		(2,794)
Reversal of provision expenses		(16,037)		(2,924)		(19,769)
Rental revenues		(1,898)		(1,588)		(1,743)
Outsourcing income		(29,136)		(25,428)		(14,200)
Gain on disposal of wastes		(38,597)		(16,541)		(11,357)
Gain from claim compensation		(31,613)		(14,525)		(29,171)
Penalty income from early termination of contracts		(15,054)		(16,477)		(34,606)
Grant income		(3,198)		(2,287)		(1,441)
Others		(36,993)		(25,725)		(49,796)

		(448,120)		(229,073)		(269,406)

Revenue recognition related to development and sale of real estate		258,893		98,907		339,820
Cost of sales recognition related to development and sale of real estate		(222,269)		(90,775)		(349,556)

Operating profit under K-IFRS	￦	3,653,108	￦	2,996,134	￦	3,123,530

	For the Year Ended December 31,
	2012		2013		2014
	(In millions of Won)
Net income (loss) under IFRS as issued by the IASB	￦	2,357,846	￦	1,349,016	￦	564,039
Adjustments related to development and sale of real estate:
Revenue		258,893		98,907		339,820
Cost of sales		(222,269)		(90,775)		(349,556)
Income tax		(8,863)		(1,968)		2,356

Net income under K-IFRS	￦	2,385,607	￦	1,355,180	￦	556,659

Operating Results — 2013 Compared to 2014

The following table presents our income statement information and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Revenue	￦	61,766	￦	64,759	￦	2,993	4.8%
Cost of sales		54,914		57,465		2,552	4.6

Gross profit		6,852		7,293		441	6.4
Administrative expenses		2,232		2,310		78	3.5
Selling expenses		1,632		1,760		128	7.8
Other operating income		229		269		40	17.6
Other operating expenses		651		980		329	50.5

Operating profit		2,566		2,513		(53)	(2.1)
Share of loss of equity-accounted investees		180		300		120	66.8
Finance income		2,381		2,397		16	0.7
Finance costs		2,829		3,222		393	13.9

Profit before income tax		1,938		1,388		(550)	(28.4)
Income tax expense		589		824		235	39.9

Profit		1,349		564		(785)	(58.2)
Profit for the period attributable to owners of the controlling company		1,371		633		(738)	(53.8)
Loss for the period attributable to non-controlling interests		(22)		(69)		(47)	214.1

Revenue

The following table presents our revenue by segment and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	31,795	￦	31,842	￦	47	0.1%
Internal revenue		16,229		17,755		1,526	9.4

Total revenue from Steel Segment		48,024		49,597		1,573	3.3

Trading Segment:
External revenue		18,308		21,166		2,858	15.6
Internal revenue		7,611		10,095		2,484	32.6

Total revenue from Trading Segment		25,919		31,261		5,342	20.6

Construction Segment:
External revenue		6,897		8,119		1,222	17.7
Internal revenue		3,885		2,185		(1,701)	(43.8)

Total revenue from Construction Segment		10,782		10,304		(478)	(4.4)

Others Segment:
External revenue		4,865		3,972		(894)	(18.4)
Internal revenue		3,019		3,095		75	2.5

Total revenue from Others Segment		7,885		7,066		(818)	(10.4)

Total revenue prior to consolidation adjustments and basis difference		92,610		98,228		5,618	6.1

Consolidation adjustments		(30,745)		(33,129)		(2,384)	7.8
Basis difference(1)		(99)		(340)		(241)	243.4

Revenue	￦	61,766	￦	64,759		2,993	4.8

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

Our revenue increased by 4.8%, or Won 2,993 billion, from Won 61,766 billion in 2013 to Won 64,759 billion in 2014 due to increases in external revenues from the Trading Segment and the Construction Segment, which were offset in part by a decrease in external revenue from the Others Segment. External revenues from the Steel Segment remained relatively unchanged. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased slightly by 0.1%, or Won 47 billion, from Won 31,795 billion in 2013 to Won 31,842 billion in 2014 primarily due to an increase in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories), which was largely offset by a decrease in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers. The overall sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products) increased by 4.4% from 29.1 million tons in 2013 to 30.4 million tons in 2014, while the weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 6.2% from Won 998,012 per ton in 2013 to Won 936,405 per ton in 2014. Such factors were principally attributable to the following:

•

The sales volume of wire rods, plates and hot rolled produced by us and directly sold to external customers increased by 38.3%, 20.5% and 2.6%, respectively, from 2013 to 2014. On the other hand, our sales volume of silicon steel sheets, stainless steel products and cold rolled produced by us and directly sold to external customers decreased by 8.5%, 8.1% and

0.3%, respectively, from 2013 to 2014. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

•

The unit sales prices in Won of wire rods, plates, silicon steel sheets and cold rolled products produced by us and directly sold to external customers decreased by 16.4%, 10.6%, 6.2% and 5.2%, respectively, from 2013 to 2014. On the other hand, the unit sales prices in Won of hot rolled products and stainless steel products produced by us and directly sold to external customers increased by 1.5% and 0.1%, respectively, from 2013 to 2014. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, increased by 3.3%, or Won 1,573 billion, from Won 48,024 billion in 2013 to Won 49,597 billion in 2014, as internal revenue from inter-company transactions increased from 2013 to 2014 due to an increase in reliance on sales subsidiaries for the sale of our steel products.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 15.6%, or Won 2,858 billion, from Won 18,308 billion in 2013 to Won 21,166 billion in 2014 primarily due to an increase in third-country trades by Daewoo International and our other trading subsidiaries.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, increased by 20.6%, or Won 5,342 billion, from Won 25,919 billion in 2013 to Won 31,261 billion in 2014 primarily due to the reasons stated above, which was enhanced by an increase in reliance on sales subsidiaries by us on our steel trading activities.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 17.7%, or Won 1,222 billion, from Won 6,897 billion in 2013 to Won 8,119 billion in 2014 primarily due to an increase in POSCO E&C’s construction activities in architectural works.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, decreased by 4.4%, or Won 478 billion, from Won 10,782 billion in 2013 to Won 10,304 billion in 2014 primarily due to a decrease in internal revenue from inter-company transactions by 43.8%, or Won 1,701 billion, from Won 3,885 billion in 2013 to Won 2,185 billion in 2014 resulting from a decrease in the amount of construction activities for POSCO. The impact from such decrease was offset in part by an increase in external revenue as discussed above.

Others Segment. The Others Segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 18.4%, or Won 894 billion, from Won 4,865 billion in 2013 to Won 3,972 billion in 2014 primarily due to a decrease in revenue of POSCO Energy Corporation reflecting a decrease in demand for fuel cell energy as well as a decrease in revenue of POSCO ICT Co., Ltd. following the completion of some of its major service contracts in 2014.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, decreased by 10.4%, or Won 818 billion, from Won 7,885 billion in 2013 to Won 7,066 billion in 2014, primarily due to the reasons stated above.

Cost of Sales

Our cost of sales increased by 4.6%, or Won 2,552 billion, from Won 54,914 billion in 2013 to Won 57,465 billion in 2014. The increase in cost of sales was primarily due to increases in our sales volume of steel products and trading activities as discussed above, which were partially offset by decreases in the average price in Won terms of key raw materials that were used to manufacture our steel products sold.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment	￦	43,274	￦	44,587	￦	1,313	3.0%
Trading Segment		24,816		29,884		5,068	20.4
Construction Segment		9,848		9,554		(294)	(3.0)
Others Segment		7,123		6,366		(757)	(10.6)
Consolidation adjustments		(30,056)		(32,576)		(2,520)	8.4
Basis difference(1)		(91)		(350)		(259)	284.6

Cost of sales	￦	54,914	￦	57,465		2,552	4.6

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation adjustments, increased by 3.0%, or Won 1,313 billion, from Won 43,274 billion in 2013 to Won 44,587 billion in 2014 primarily due to increase in our sales volume of the principal steel products produced by us and directly sold to external customers, the impact of which was partially offset by decreases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, increased by 20.4%, or Won 5,068 billion, from Won 24,816 billion in 2013 to Won 29,884 billion in 2014 primarily due to an increase in our trading volumes as well as an increase in the production costs related to gas produced at the Myanmar gas field and sold to customers. The Myanmar gas field began its commercial production in July 2013.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, decreased by 3.0%, or Won 294 billion, from Won 9,848 billion in 2013 to Won 9,554 billion in 2014 primarily due to a decrease in the construction activities of POSCO E&C.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, decreased by 10.6%, or Won 757 billion, from Won 7,123 billion in 2013 to Won 6,366 billion in 2014 primarily due to decreases in the average price in Won terms of key raw materials that were used by POSCO Energy Corporation in its power generation activities, as well as a decrease in costs from completion of POSCO ICT Co., Ltd.’s major service contracts in 2014.

Gross Profit

Our gross profit increased by 6.4%, or Won 441 billion, from Won 6,852 billion in 2013 to Won 7,293 billion in 2014 primarily due to increases in gross profit of our Trading Segment and Steel Segment, which were partially offset by a decrease in gross profit of our Construction Segment. Our gross margin increased from 11.1% in 2013 to 11.3% in 2014.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2013 and 2014.

	For the Year Ended December 31,				Changes
					2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment	￦	4,749	￦	5,010	￦	260	5.5%
Trading Segment		1,103		1,376		274	24.8
Construction Segment		934		750		(184)	(19.7)
Others Segment		761		700		(61)	(8.0)
Consolidation adjustments		(687)		(553)		134	(19.5)
Basis difference(1)		(8)		10		18	N.A. (2)

Gross profit	￦	6,852	￦	7,293		441	6.4

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The gross profit of our Steel Segment, prior to consolidation adjustments, increased by 5.5%, or Won 260 billion, from Won 4,749 billion in 2013 to Won 5,010 billion in 2014 primarily due to an increase in the overall sales volume of our steel products, as discussed above, which was partially offset by a decrease in the average unit sales price per ton of our principal steel products as well as a decrease in the average price in Won terms of coal and other key raw materials that were used to manufacture our finished steel products sold. The gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, increased slightly from 9.9% in 2013 to 10.1% in 2014.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation adjustments, increased by 24.8%, or Won 274 billion, from Won 1,103 billion in 2013 to Won 1,376 billion in 2014, reflecting an increase in overall trading volumes as well as an increase in the gross profit from our sale of gas produced at the Myanmar gas field. The gross margin of our Trading Segment, prior to consolidation adjustments, increased slightly from 4.3% in 2013 and 4.4% in 2014.

Construction Segment. The gross profit of our Construction Segment, prior to consolidation adjustments, decreased by 19.7%, or Won 184 billion, from Won 934 billion in 2013 to Won 750 billion in 2014, and the gross margin decreased from 8.7% in 2013 to 7.3% in 2014 primarily due to a decrease in POSCO E&C’s construction activities for POSCO as well as a decrease in its participation of construction projects with higher margins in 2014.

Others Segment. The gross profit of our Others Segment, prior to consolidation adjustments, decreased by 8.0%, or Won 61 billion, from Won 761 billion in 2013 to Won 700 billion in 2014 while its gross margin increased from 9.7% in 2013 to 9.9% in 2014, primarily due to the results of POSCO Energy Corporation described above.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Freight and custody expenses	￦	1,433	￦	1,552	￦	119	8.3%
Sales commissions		74		66		(8)	(10.2)
Sales promotion		27		26		(1)	(5.0)
Sales insurance premium		27		40		13	46.3
Contract cost		37		50		13	33.7
Others		34		27		(7)	(20.5)

Total selling expenses	￦	1,632	￦	1,760		128	7.8

Wages and salaries	￦	755	￦	781	￦	27	3.5%
Expenses related to post-employment benefits		67		67		(1)	(1.1)
Other employee benefits		166		174		8	5.1
Depreciation and amortization		228		273		45	19.6
Rental		110		137		27	24.7
Repairs		6		14		8	143.9
Advertising		106		104		(1)	(1.1)
Research and development		193		175		(18)	(9.1)
Service fees		240		216		(24)	(10.0)
Bad debt allowance		90		109		19	20.9
Others		271		258		(12)	(4.6)

Total administrative expenses	￦	2,232	￦	2,310		78	3.5

Total selling and administrative expenses	￦	3,864	￦	4,070		206	5.3

Our selling and administrative expenses increased by 5.3%, or Won 206 billion, from Won 3,864 billion in 2013 to Won 4,070 billion in 2014 primarily due to increases in freight and custody expenses and depreciation and amortization expenses, which were partially offset by a decrease in service fees and research and development expenses. Such factors were principally attributable to the following:

•

Our freight and custody expense increased by 8.3%, or Won 119 billion, from Won 1,433 billion in 2013 to Won 1,552 billion in 2014 primarily due to increases in freight rates as well as an increase in our export volume.

•

Our depreciation and amortization expenses increased by 19.6%, or Won 45 billion, from Won 228 billion in 2013 to Won 273 billion in 2014 primarily due to an increase in amortization of intangible assets related to upgrading of our new information technology infrastructure in 2014.

•

Our service fees decreased by 10.0%, or Won 24 billion, from Won 240 billion in 2013 to Won 216 billion in 2014 primarily due to a decrease in professional advisory services provided to us resulting from our reduction in investment activities.

•

Our research and development expenses decreased by 9.1%, or Won 18 billion, from Won 193 billion in 2013 to Won 175 billion in 2014 primarily reflecting a decrease in our development activities for new products.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Gains on disposals of assets held for sale	￦	102	￦	48	￦	(53)	(52.5)%
Gains on disposals of investment in associates		8		41		34	438.1
Gains on disposals of property, plant and equipment		14		15		1	6.1
Reversal of other provision expenses		3		20		17	576.1
Outsourcing income		25		14		(11)	(44.2)
Gain on disposals of waste		17		11		(5)	(31.3)
Gain from claim compensation		15		29		15	100.8
Penalty income from early termination of contracts		16		35		18	110.0
Others		30		56		26	87.7

Total other operating income	￦	229	￦	269		40	17.6

Our other operating income increased by 17.6%, or Won 40 billion, from Won 229 billion in 2013 to Won 269 billion in 2014 primarily due to increases in gains on disposals of investment in associates, penalty income from early termination of contracts and reversal of other provision expenses, which were offset in part by a decrease in gains on disposal of assets for sale. Our gains on disposals of investment in associates increased more than four-fold, or Won 34 billion, from Won 8 billion in 2013 to Won 41 billion in 2014 primarily due to gains related to POSCO Plantec that became our consolidated subsidiary in 2014. Our penalty income from early termination of contracts increased by 110.0%, or Won 18 billion, from Won 16 billion in 2013 to Won 35 billion in 2014 primarily due to an increase in delayed payments to subcontractors as a result of the prolonged downturn in the construction industry. Our reversal of other provision expenses increased more than five-fold, or Won 17 billion, from Won 3 billion in 2013 to Won 20 billion in 2014 primarily due to reversal of provisions of Daewoo International of Won 8 billion in connection with guarantees provided for the acquisition of Shandong Cement and reversal of provisions of POSCO Engineering Co., Ltd. of Won 9 billion relating to settled litigation regarding deferred compensation. On the other hand, our gains on disposals of assets held for sale decreased by 52.5%, or Won 53 billion, from Won 102 billion in 2013 to Won 48 billion in 2014. In 2013, we recognized a gain of Won 102 billion on disposal of assets held for sale primarily from our disposition of SK Telecom shares and SeAH Steel shares. In 2014, we recognized a gain of Won 48 billion on disposal of assets held for sale primarily from our disposition of International Business Center Corporation shares.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Other bad debt expenses	￦	111	￦	96	￦	(15)	(13.2)%
Losses on disposals of assets held for sale		26		0		(26)	(99.9)
Impairment losses on assets held for sale		2		17		15	848.5
Losses on disposals of property, plant and equipment		121		50		(71)	(58.7)
Impairment losses on property, plant and equipment		10		65		55	565.5
Impairment losses on intangible assets		125		55		(70)	(55.9)
Idle tangible assets expenses		18		12		(5)	(30.7)
Impairment losses on other non-current assets		9		38		29	323.7
Other provision expenses		66		127		61	92.1
Donations		61		70		9	14.1
Loss on disposal of investment in associates		19		3		(17)	(86.8)
Loss on disposal of wastes		15		16		1	7.6
Penalty and additional tax payments		19		352		333	1,721.0
Others		48		78		31	64.0

Total other operating expenses	￦	651	￦	980		329	50.5

Our other operating expenses increased by 50.5%, or Won 329 billion, from Won 651 billion in 2013 to Won 980 billion in 2014, primarily due to an increase in penalty and additional tax payments and other provisions expenses, which were partially offset by decreases in our losses on disposals of property, plant and equipment and impairment losses on intangible assets. Such factors were principally attributable to the following:

•

Our penalty and additional tax payments increased more than seventeen-fold, or Won 333 billion, from Won 19 billion in 2013 to Won 352 billion in 2014 primarily due to additional tax payments of Won 272 billion resulting from Korea National tax Service’s periodic audit completed in 2014, which mostly related to value added taxes.

•

Our other provision expenses increased by 92.1%, or Won 61 billion, from Won 66 billion in 2013 to Won 127 billion in 2014 primarily due to a provision of Won 89 billion in 2014 related to restoration costs of contaminated land near our magnesium plant in Gangneung, Korea.

•

Our losses on disposals of property, plant and equipment decreased by 58.7%, or Won 71 billion, from Won 121 billion in 2013 to Won 50 billion in 2014 primarily due to removal and dismantlement costs related to the restoration work of furnace no. 1 and no. 2 in Gwangyang in 2013 compared to no such loss in 2014.

•

Our impairment losses on intangible assets decreased by 55.9%, or Won 70 billion, from Won 125 billion in 2013 to Won 55 billion in 2014 primarily due to impairment loss of Won 97 billion related to the decrease in value of POSCO Thainox Public Company Limited in 2013 compared to no such impairment loss in 2014.

Operating Profit

Due to the factors described above, our operating profit decreased by 2.1%, or Won 53 billion, from Won 2,566 billion in 2013 to Won 2,513 billion in 2014. Our operating margin decreased from 4.2% in 2013 to 3.9% in 2014.

Share of Loss of Equity-Accounted Investees

Our share of loss of equity-accounted investees increased by 66.8%, or by Won 120 billion, from Won 180 billion in 2013 to Won 300 billion in 2014. In 2013, we recognized a net loss for our proportionate share of equity-accounted investees of Won 180 billion primarily due to our share of loss of POSCO Plantec (Won 49 billion), Roy Hill Holdings Pty Ltd. (Won 8 billion) and CSP-Compania Siderurgica do Pecem (Won 34 billion), which was partially offset by our share of profit of KOBRASCO (Won 22 billion), Korea LNG Ltd. (Won 22 billion) and CAML Resources Pty Ltd. (Won 18 billion). In 2014, we recognized a net loss for our proportionate share of equity-accounted investees of Won 300 billion primarily due to our share of loss of POSCO Plantec (Won 211 billion) and CSP-Compania Siderurgica do Pecem (Won 57 billion), which was partially offset by our share of profit of KOBRASCO (Won 30 billion) and South-East Asia Gas Pipeline Company Ltd. (Won 26 billion). For a discussion of our share of profits or losses of equity-accounted investees, see Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Interest income	￦	260	￦	228	￦	(32)	(12.3)%
Dividend income		59		48		(11)	(19.2)
Gain on foreign currency transactions		998		1,022		25	2.5
Gain on foreign currency translations		511		453		(58)	(11.3)
Gain on derivatives transactions of		370		328		(43)	(11.5)
Gain on valuations of derivatives		72		73		1	1.4
Gain on disposals of available-for-sale financial assets		106		236		131	124.0
Others		4		7		3	72.6

Total finance income	￦	2,381	￦	2,397		16	0.7

Interest expenses	￦	658	￦	796	￦	138	21.0%
Loss on foreign currency transactions		927		1,034		106	11.5
Loss on foreign currency translations		345		429		84	24.4
Loss on derivatives transactions		287		353		67	23.3
Loss on valuations of derivatives		291		101		(190)	(65.2)
Impairment loss on available-for-sale financial assets		280		370		89	31.9
Loss on disposals of available-for-sale financial assets		4		55		51	1370.3
Loss on financial guarantee		6		10		4	71.4
Others		31		75		43	137.7

Total finance costs	￦	2,829	￦	3,222		393	13.9

Our net gain on foreign currency translations decreased by 85.2%, or Won 141 billion, from Won 166 billion in 2013 to Won 25 billion in 2014, and we recognized a net gain on foreign currency transactions of Won 70 billion in 2013 compared to a net loss on foreign currency transactions of Won 11 billion in 2014, as the Won appreciated against the Dollar in 2013 while it depreciated against the Dollar in 2014 and the Won depreciated at a greater level against the Yen in 2013 compared to 2014. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won appreciated from Won 1,071.1 to US$1.00 as of December 31, 2012 to Won 1,055.3 to US$1.00 as of December 31, 2013 but depreciated to Won 1,099.2 to US$1.00 as of December 31, 2014. The Won appreciated against the Yen from Won 1,247.5 per Yen 100 as of December 31, 2012 to Won 1,004.7 per Yen 100 as of December 31, 2013 and appreciated further to Won 920.1 per Yen 100 as of December 31, 2014. Against such fluctuations, we recognized a decrease of 87.2% in net loss on valuations of derivatives, or Won 191 billion, from Won 219 billion in 2013 to Won 28 billion in 2014, as well as a net gain on derivatives transactions of Won 84 billion in 2013 compared to a net loss on derivatives transactions of Won 28 billion in 2014.

Our interest expenses increased by 21.0%, or Won 138 billion, from Won 658 billion in 2013 to Won 796 billion in 2014 primarily due to an increase in the average balance of our interest-bearing payables and financial liabilities, which was partially offset by a general decrease in interest rates in Korea.

Our impairment loss on available-for-sale financial assets increased by 31.9%, or Won 89 billion, from Won 280 billion in 2013 to Won 370 billion in 2014 primarily due to a prolonged decline in the fair value of shares of Hyundai Heavy Industries Co., Ltd. and unmarketable securities of Dongbu Metal Co., Ltd.

Our gain on disposal of available-for-sale financial assets increased by 124.0%, or Won 131 billion, from Won 106 billion in 2013 to Won 236 billion in 2014, as we recognized a Won 199 billion gain in 2014 from our disposal of interest in SK Telecom Co., Ltd.

Income Tax Expense

Our income tax expense increased by 39.9%, or Won 235 billion, from Won 589 billion in 2013 to Won 824 billion in 2014. Our effective tax rate increased from 30.4% in 2013 to 59.4% in 2014 primarily due to an increase in tax related to investments in subsidiaries, associates and joint ventures from Won 251 billion in 2013 to Won 372 billion in 2014 (that resulted in an increase in effective tax rate of 13.8%), a decrease in tax credits from Won 169 billion in 2013 to Won 50 billion in 2014 due to a decrease in job creation tax credit (that resulted in an increase in effective tax rate of 5.2%), an increase in tax effects due to permanent differences from Won 8 billion in 2013 to Won 70 billion in 2014 (that resulted in an increase in effective tax rate of 4.6%), as well as adjustments on prior year tax of Won 56 billion resulting from the tax audit completed in 2014 (that resulted in an increase in effective tax rate of 4.1%). See Note 35 of Notes to Consolidated Financial Statements.

Profit

Due to the factors described above, our profit decreased by 58.2%, or Won 785 billion, from Won 1,349 billion in 2013 to Won 564 billion in 2014. Our net profit margin decreased from 2.2% in 2013 to 0.9% in 2014.

The following table presents our profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment	￦	1,449	￦	857	￦	(592)	(40.9)%
Trading Segment		10		181		172	1,804.6
Construction Segment		147		13		(134)	(91.2)
Others Segment		197		9		(189)	(95.7)
Consolidation adjustments		(448)		(503)		(55)	12.3
Basis difference(1)		(6)		7		13	N.A. (2)

Profit for the period	￦	1,349	￦	564		(785)	(58.2)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Operating Results – 2012 Compared to 2013

The following table presents our income statement information and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Revenue	￦	63,345	￦	61,766	￦	(1,580)	(2.5)%
Cost of sales		55,921		54,914		(1,007)	(1.8)

Gross profit		7,424		6,852		(573)	(7.7)
Administrative expenses		2,129		2,232		102	4.8
Selling expenses		1,679		1,632		(47)	(2.8)
Other operating income		448		229		(219)	(48.9)
Other operating expenses		809		651		(159)	(19.6)

Operating profit		3,255		2,566		(689)	(21.2)
Share of loss of equity-accounted investees		23		180		157	692.0
Finance income		2,897		2,381		(516)	(17.8)
Finance costs		2,798		2,829		32	1.1

Profit before income tax		3,332		1,938		(1,394)	(41.8)
Income tax expense		974		589		(385)	(39.5)

Profit		2,358		1,349		(1,009)	(42.8)

Profit for the period attributable to owners of the controlling company		2,437		1,371		(1,066)	(43.8)
Loss for the period attributable to non-controlling interests		(79)		(22)		58	(72.5)

Revenue

The following table presents our revenue by segment and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	35,259	￦	31,795	￦	(3,464)	(9.8)%
Internal revenue		17,610		16,229		(1,381)	(7.8)

Total revenue from Steel Segment		52,869		48,024		(4,845)	(9.2)

Trading Segment:
External revenue		18,946		18,308		(638)	(3.4)
Internal revenue		7,468		7,611		144	1.9

Total revenue from Trading Segment		26,414		25,919		(494)	(1.9)

Construction Segment:
External revenue		4,676		6,897		2,221	47.5
Internal revenue		5,050		3,885		(1,165)	(23.1)

Total revenue from Construction Segment		9,726		10,782		1,056	10.9

Others Segment:
External revenue		4,724		4,865		141	3.0
Internal revenue		2,857		3,019		162	5.7

Total revenue from Others Segment		7,581		7,885		304	4.0

Total revenue prior to consolidation adjustments and basis difference		96,589		92,610		(3,979)	(4.1)

Consolidation adjustments		(32,985)		(30,745)		2,240	(6.8)
Basis difference(1)		(259)		(99)		160	(61.8)

Revenue	￦	63,345	￦	61,766		(1,580)	(2.5)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

Our revenue decreased by 2.5%, or Won 1,580 billion, from Won 63,345 billion in 2012 to Won 61,766 billion in 2013 due to decreases in external revenues from the Steel Segment and the Trading Segment, which were offset in part by increases in external revenues from the Construction Segment and the Others Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 9.8%, or Won 3,464 billion, from Won 35,259 billion in 2012 to Won 31,795 billion in 2013 primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers, as well as a decrease in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories). The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 6.8% from Won 1,070,565 per ton in 2012 to Won 998,012 per ton in 2013, while the overall sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products) decreased by 2.9% from 30.0 million tons in 2012 to 29.1 million tons in 2013. Such factors were principally attributable to the following:

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

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, increased by 10.9%, or Won 1,056 billion, from Won 9,726 billion in 2012 to Won 10,782 billion in 2013 primarily due to an increase in revenue of POSCO E&C. POSCO E&C’s revenue increased primarily due to the reasons stated above, which was partially offset by a decrease in internal revenue from inter-company transactions by 23.1%, or Won 1,165 billion, from Won 5,050 billion in 2012 to Won 3,885 billion in 2013 primarily due to a decrease in the amount of construction activities for POSCO.

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

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 4.0%, or Won 304 billion, from Won 7,581 billion in 2012 to Won 7,885 billion in 2013 primarily due to an increase in revenue of POSCO Energy Corporation by 3.4%, or Won 92 billion, from Won 2,809 billion in 2012 to Won 2,901 billion in 2013.

Cost of Sales

Our cost of sales decreased by 1.8%, or Won 1,007 billion, from Won 55,921 billion in 2012 to Won 54,914 billion in 2013. The decrease in cost of sales was primarily due to decreases in our sales volume of steel products and trading activities as discussed above, as well as decreases in the average price in Won terms of key raw materials that were used to manufacture our finished steel products sold, which were partially offset by increases in our construction activities and sales volume of non-steel products.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment	￦	47,616	￦	43,274	￦	(4,342)	(9.1)%
Trading Segment		25,287		24,816		(471)	(1.9)
Construction Segment		8,937		9,848		911	10.2
Others Segment		6,771		7,123		353	5.2
Consolidation adjustments		(32,468)		(30,056)		2,412	(7.4)
Basis difference(1)		(222)		(91)		131	(59.0)

Cost of sales	￦	55,921	￦	54,914		(1,007)	(1.8)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

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

Gross Profit

Our gross profit decreased by 7.7%, or Won 573 billion, from Won 7,425 billion in 2012 to Won 6,852 billion in 2013 primarily due to a decrease in gross profit of our Steel Segment. Our gross margin decreased from 11.7% in 2012 to 11.1% in 2013.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment	￦	5,253	￦	4,749	￦	(504)	(9.6)%
Trading Segment		1,127		1,103		(24)	(2.1)
Construction Segment		788		934		146	18.5
Others Segment		810		761		(49)	(6.1)
Consolidation adjustments		(517)		(687)		(170)	32.9
Basis difference (1)		(36)		(8)		28	(77.8)

Gross profit	￦	7,425	￦	6,852		(573)	(7.7)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

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

Construction Segment. The gross profit of our Construction Segment, prior to consolidation adjustments, increased by 18.5%, or Won 146 billion, from Won 788 billion in 2012 to Won 934 billion in 2013, and the gross margin increased from 7.9% in 2012 to 8.7% in 2013 primarily due to POSCO E&C’s participation in construction projects with higher margins in 2013.

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

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Freight and custody expenses	￦	1,473	￦	1,433	￦	(40)	(2.7)%
Sales commissions		74		74		(0)	(0.5)
Sales promotion		18		27		10	54.8
Sales insurance premium		32		27		(5)	(15.7)
Contract cost		52		37		(15)	(28.5)
Others		30		34		4	13.4

Total selling expenses	￦	1,679	￦	1,632		(47)	(2.8)

Wages and salaries	￦	695	￦	755	￦	60	8.7%
Expenses related to defined benefit plan		61		67		6	10.2
Other employee benefits		171		166		(5)	(2.9)
Depreciation		219		228		10	4.5
Rental		93		110		17	18.1
Repairs		12		6		(6)	(51.5)
Advertising		56		106		50	89.4
Research and development		192		193		0	0.3
Service fees		264		240		(24)	(9.2)
Vehicle maintenance		22		12		(10)	(46.0)
Training		18		12		(6)	(32.2)
Warranty expense		13		19		6	45.1
Bad debt allowance		79		90		11	13.7
Others		234		227		(6)	(2.7)

Total administrative expenses	￦	2,129	￦	2,232		102	4.8

Total selling and administrative expenses	￦	3,808	￦	3,864		56	1.5

Our selling and administrative expenses increased by 1.5%, or Won 56 billion, from Won 3,808 billion in 2012 to Won 3,864 billion in 2013 primarily due to increases in labor-related expenses and advertising expense, which was partially offset by a decrease in freight and custody expense and service fees. Such factors were principally attributable to the following:

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

•

Our freight and custody expense decreased by 2.7%, or Won 40 billion, from Won 1,473 billion in 2012 to Won 1,433 billion in 2013 primarily due to decreases in freight rates as well as a decrease in our export volume.

•

Our service fees decreased by 9.2%, or Won 24 billion, from Won 264 billion in 2012 to Won 240 billion in 2013 primarily due to a decrease in professional advisory services provided to us resulting from our reduction in investment activities.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Gain on disposals of assets held for sale	￦	193	￦	102	￦	(92)	(47.4)%
Gain on disposals of investments in associates		39		8		(32)	(80.6)
Gain on disposals of property, plant and equipment		42		14		(28)	(66.5)
Reversal of other provisions		16		3		(13)	(81.8)
Outsourcing income		29		25		(4)	(12.7)
Gain on disposal of wastes		39		17		(22)	(57.1)
Gain from claim compensation		32		15		(17)	(54.1)
Penalty income from early termination of contracts		15		16		1	9.5
Others		43		30		(13)	(30.3)

Total other operating income	￦	448	￦	229		(219)	(48.9)

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

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Other bad debt expenses	￦	44	￦	111	￦	67	151.8%
Loss on disposals of asset held for sale		10		26		17	178.6
Impairment loss on assets held for sale		258		2		(257)	(99.3)
Loss on disposals of property, plant and equipment		65		121		56	85.0
Impairment loss on property, plant and equipment		13		10		(3)	(24.9)
Impairment losses on intangible assets		22		125		104	475.5
Idle tangible assets expenses		31		18		(14)	(43.7)
Impairment loss on other non-current assets		36		9		(27)	(75.3)
Other provision expenses		—		66		66	N.A. (1)
Donations		74		61		(13)	(17.6)
Loss on disposal of investment in associates		15		19		4	28.3
Loss on disposal of wastes		45		15		(30)	(66.5)
Penalty and additional tax payments		149		19		(130)	(87.1)
Others		45		48		2	5.3

Total other operating expenses	￦	809	￦	651		(159)	(19.6)

(1)	N.A. means not applicable

Our other operating expenses decreased by 19.6%, or Won 159 billion, from Won 809 billion in 2012 to Won 651 billion in 2013, primarily due to significant decreases in our impairment loss on assets held for sale and penalty and additional tax payments, which were partially offset by increases in our impairment losses on intangible assets, other bad debt expenses, other provision expenses and loss on disposals of property, plant and equipment. Such factors were principally attributable to the following:

•

Our impairment loss on assets held for sale decreased significantly, by Won 257 billion, from Won 258 billion in 2012 to Won 2 billion in 2013. We recognized an impairment loss on assets held for sale of Won 258 billion in 2012 related to a decrease in the market value of Daewoo International’s interest in Kyobo Life Insurance, compared to no such loss in 2013.

•

Our penalty and additional tax payments decreased significantly, or Won 130 billion, from Won 149 billion in 2012 to Won 19 billion in 2013 primarily due to our payment of a fine imposed by the Korea Fair Trade Commission on us and POSCO Coated & Color Steel Co., Ltd. in 2012 for alleged antitrust violations.

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

Operating Profit

Due to the factors described above, our operating profit decreased by 21.2%, or Won 689 billion, from Won 3,255 billion in 2012 to Won 2,566 billion in 2013. Our operating margin decreased from 5.1% in 2012 to 4.2% in 2013.

Share of Loss of Equity-Accounted Investees

Our share of loss of equity-accounted investees increased nearly eight-fold, or by Won 157 billion, from Won 23 billion in 2012 to Won 180 billion in 2013. In 2012, we recognized a net loss for our proportionate share of equity-accounted investees of Won 23 billion primarily due to our share of loss of AMCI (WA) Pty Ltd. (Won 39 billion) and Busan-Gimhae Light Rail Transit Co., Ltd. (Won 27 billion), which was partially offset by our share of profit of Kyobo Life Insurance (Won 37 billion) and KOBRASCO (Won 29 billion). In 2013, we recognized a net loss for our proportionate share of equity-accounted investees of Won 180 billion primarily due to our share of loss of POSCO Plantec (Won 49 billion), Roy Hill Holdings Pty Ltd. (Won 8 billion) and CSP-Compania Siderurgica do Pecem (Won 34 billion), which was partially offset by our share of profit of KOBRASCO (Won 22 billion), Korea LNG Ltd. (Won 22 billion) and CAML Resources Pty Ltd. (Won 18 billion). For a discussion of our share of profits or losses of equity-accounted investees, see Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Interest income	￦	279	￦	260	￦	(18)	(6.6)%
Dividend income		124		59		(65)	(52.5)
Gain on foreign currency transactions		935		998		62	6.6
Gain on foreign currency translations		937		511		(426)	(45.4)
Gain on transactions of derivatives of		408		370		(37)	(9.2)
Gain on valuations of derivatives		94		72		(22)	(23.5)
Gain on disposals of available-for-sale investments		112		106		(7)	(5.8)
Others		7		4		(3)	(40.0)

Total finance income	￦	2,897	￦	2,381		(516)	(17.8)

Interest expenses	￦	871	￦	658	￦	(214)	(24.5)%
Loss on foreign currency transactions		839		927		88	10.5
Loss on foreign currency translations		243		345		102	41.9
Loss on transactions of derivatives		309		287		(22)	(7.3)
Loss on valuations of derivatives		160		291		132	82.6
Impairment loss on available-for-sale investments		224		280		56	25.0
Loss on disposals of available-for-sale investments		36		4		(33)	(89.7)
Loss on Financial guarantee		38		6		(33)	(84.7)
Others		76		31		(45)	(58.9)

Total finance costs	￦	2,798	￦	2,829		32	1.1

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

Income Tax Expense

Our income tax expense decreased by 39.5%, or Won 385 billion, from Won 974 billion in 2012 to Won 589 billion in 2013. Our effective tax rate increased from 29.2% in 2012 to 30.4% in 2013 primarily due to an increase in the amount of unrecognized deferred tax assets caused by net loss from our subsidiaries. See Note 35 of Notes to Consolidated Financial Statements.

Profit

Due to the factors described above, our profit decreased by 42.8%, or Won 1,009 billion, from Won 2,358 billion in 2012 to Won 1,349 billion in 2013. Our net profit margin decreased from 3.7% in 2012 to 2.2% in 2013.

The following table presents our profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2012 and 2013.

					Changes
	For the Year Ended December 31,				2012 versus 2013
	2012		2013		Amount		%
	(In billions of Won)
Steel Segment	￦	2,246	￦	1,449	￦	(797)	(35.5)%
Trading Segment		325		10		(315)	(96.9)
Construction Segment		345		147		(198)	(57.4)
Others Segment		302		197		(105)	(34.8)
Consolidation adjustments		(833)		(448)		385	(46.2)
Basis difference (1)		(27)		(6)		21	(77.8)

Profit for the period	￦	2,358	￦	1,349		(1,009)	(42.8)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief operating decision maker and the consolidated financial statements. See Notes 3 and 42 of Notes to Consolidated Financial Statements.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	(In billions of Won)
Net cash provided by operating activities	￦	7,319	￦	4,858	￦	3,412
Net cash used in investing activities		(6,169)		(8,752)		(3,745)
Net cash provided by (used in) financing activities		(908)		3,532		135
Effect of exchange rate fluctuations on cash held		(161)		(111)		12
Cash and cash equivalents at beginning of period		4,599		4,681		4,209
Cash and cash equivalents at end of period		4,681		4,209		4,022
Net increase (decrease) in cash and cash equivalents		82		(472)		(186)

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends.

Net cash used in investing activities was Won 6,169 billion in 2012, Won 8,752 billion in 2013 and Won 3,745 billion in 2014. These amounts included acquisition of property, plant and equipment of Won 7,055 billion in 2012, Won 6,570 billion in 2013 and Won 3,506 billion in 2014. We plan to spend between Won 4 trillion to Won 5 trillion in capital expenditures in 2015, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net disposals of short-term financial instruments of Won 232 billion in 2012, net acquisitions of short-term financial instruments of Won 548 billion in 2013 and net disposals of short-term financial instruments of Won 1,539 billion in 2014. We also had net disposals of available-for-sale investments of Won 393 billion in 2012, net acquisitions of available-for-sale investments of Won 40 billion in 2013 and net disposals of available-for-sale investments of Won 176 billion in 2014.

In our financing activities, we used cash of Won 1,884 billion in 2012, Won 2,846 billion in 2013 and Won 2,802 billion in 2014 for repayments of borrowings. We paid dividends on common stock in the amount of Won 752 billion in 2012, Won 649 billion in 2013 and Won 677 billion in 2014.

In recent years, we have also selectively considered various opportunities to acquire or invest in companies that may complement our businesses, as well as invest in overseas resources development projects. For example, we acquired a controlling interest in Daewoo International in September 2010 for Won 3.37 trillion, and we spent Won 390 billion in 2011 to acquire a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand. We may require additional capital for such acquisitions or entering into other strategic relationships. Other than capital required for such activities, we anticipate that capital expenditures, repayments of outstanding debt and payments of cash dividends will represent the most significant uses of funds for the next several years.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for our related companies’ indebtedness. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2014.

	Payments Due by Period
Contractual Obligations	Total		Less Than 1 Year		1 to 3 Years		4 to 5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	18,154	￦	2,419	￦	3,490	￦	2,978	￦	9,267
Interest payments on long-term debt (b)		2,504		520		903		507		574
Capital lease obligations (c)		25		6		9		9		1
Operating lease obligations (d)		14		6		8		—		—
Purchase obligations (e)		21,744		6,842		7,366		2,624		4,912
Accrued severance benefits (f)		1,583		89		208		278		1,008

Total	￦	44,024	￦	9,882	￦	11,984	￦	6,396	￦	15,762

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2014, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2014 in calculating the interest payments on long-term debt for the periods indicated.

(c)	We entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a vessel for transporting plates and other products.

(d)	We acquired certain tools and equipment under operating lease agreements with Orix Rentec Korea Co., Ltd. and others.

(e)	Our purchase obligations include supply contracts to purchase iron ore, coal, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2014, 137 million tons of iron ore and 32 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2014 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(f)	Represents, as of December 31, 2014, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term debt and short-term borrowings. We expect that these sources will continue to be our principal sources of cash in the future. From time to time, we may also generate cash through issuance of hybrid bonds and sale of treasury shares and our holdings in available-for-sale securities.

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

Our net cash provided by operating activities decreased by 29.8%, or Won 1,446 billion, from Won 4,858 billion in 2013 to Won 3,412 billion in 2014. Our gross cash flow from our sales activities increased as discussed above. However, our cash outflows increased due to the buildup of semi-finished and finished goods resulting from continuing uncertainties in the global economy affecting China and other major emerging market economies.

Net proceeds from borrowings, after deducting for repayment of borrowings, were Won 1,123 billion in 2012 and Won 2,253 billion in 2013. We had net repayment of borrowings of Won 280 billion in 2014. We had net repayments of short-term borrowings, after deducting for repayment of short-term borrowings, of Won 1,412 billion in 2012. Net proceeds from short-term borrowings, after deducting for repayment of short-term borrowings, were Won 87 billion in 2013 and Won 1,038 billion in 2014. We also raised Won 1,495 billion from our issuances of hybrid bonds in 2013, which are accounted for as part of our equity. Long-term borrowings, excluding current portion, were Won 14,412 billion as of December 31, 2012, Won 15,533 billion as of December 31, 2013 and Won 15,233 billion as of December 31, 2014. Total short-term borrowings and current portion of long-term borrowings were Won 10,509 billion as of December 31, 2012, Won 10,714 billion as of December 31, 2013 and Won 12,195 billion as of December 31, 2014. Outstanding hybrid bonds were Won 997 billion as of December 31, 2013 and 2014. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 47.74% as of December 31, 2012, 48.14% as of December 31, 2013 and 52.18% as of December 31, 2014.

We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. We also generated cash of Won 14 billion in 2013 and Won 43 billion in 2014 from the sale of our treasury shares. We believe that we have sufficient working capital for our current requirements and that we have a variety of alternatives available to us to satisfy our liquidity requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings.

Liquidity

We had working capital (current assets minus current liabilities) of Won 11,993 billion as of December 31, 2012, Won 11,681 billion as of December 31, 2013 and Won 10,833 billion as of December 31, 2014. Our holding of cash and cash equivalents were Won 4,681 billion as of December 31, 2012, Won 4,209 billion as of December 31, 2013 and Won 3,811 billion as of December 31, 2014 (which does not include Won 211 billion of cash and cash equivalents categorized under “assets held for sale”). See Note 10 of Notes to Consolidated Financial Statements. Our holding of other receivables and other short-term financial assets were Won 3,846 billion as of December 31, 2012, Won 4,861 billion as of December 31, 2013 and Won 3,419 billion as of December 31, 2014. As of December 31, 2014, approximately 34% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 2,209 billion as of December 31, 2014, none of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 7,055 billion in 2012, Won 6,570 billion in 2013 and Won 3,506 billion in 2014. We plan to spend between Won 4 trillion to Won 5 trillion in capital expenditures in 2015, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2014:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2014
	(In billions of Won)
Steel Segment:
Miscellaneous capital expenditures, including rationalization and upgrading of raw materials treatment and transportation facilities	December 2016	2,767	1,014
Construction of cold rolling mill by POSCO Maharashtra Steel Private Limited	January 2015	738	—
Rationalization of furnace no. 5 at Gwangyang Works	June 2016	521	488
Rationalization of furnace no. 2 at Pohang Works	June 2015	439	330
Construction of no. 7 CGL at Gwangyang Works	June 2017	255	255
Others Segment:
Construction of backup power plant no. 7, no. 8 and no. 9 in Incheon by POSCO Energy	January 2015	1,063	190
Construction of synthetic natural gas plant by POSCO Green Gas Technology	November 2015	1,050	233

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2014, POSCO Technical Research Laboratories employed 1,091 personnel, including 517 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

We recorded research and development expenses of Won 385 billion as cost of sales in 2012, Won 370 billion in 2013 and Won 353 billion in 2014, as well as research and development expenses of Won 192 billion as selling and administrative expenses in 2012, Won 193 billion in 2013 and Won 175 billion in 2014.

Our research and development program has filed over 37,000 industrial rights applications relating to steel-making technology, approximately one-third of which were registered as of December 31, 2014, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2013 and 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Inside Directors

Our current Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Years with POSCO	Age	Expiration of Term of Office
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	—	1	26	64	March 2017
Kim, Jin-Il	President and Representative Director	Head of Steel Production Division	3	38	62	March 2017
Yoon, Dong-Jun	Senior Executive Vice President and Representative Director	Head of Corporate Infrastructure Division	1	28	56	March 2016
Lee, Young-Hoon	Senior Executive Vice President	Head of Finance and Investment Division	1	28	55	March 2017
Oh, In-Hwan	Senior Executive Vice President	Head of Steel Business Division	0	32	56	March 2017

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets of Korea (the “FSCMA”).

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Shin, Chae-Chol	Chairman	Former Chairman and CEO, IBM Korea Inc.	2	67	March 2018
Lee, Myoung-Woo	Director	President, Dongwon Industries	2	61	March 2016
Kim, Il-Sup	Director	President, Seoul School of Integrated Sciences & Technologies	1	68	March 2017
Sunwoo, Young	Director	Representative Lawyer, Rhi & Partners	1	59	March 2017
Ahn, Dong-Hyun	Director	Professor, Seoul National University	1	51	March 2017
Bahk, Byong-Won	Director	Chairman, Korea Employers Federation	0	62	March 2018
Kim, Joo-Hyun	Director	Advisory, Hyundai Research Institute	0	62	March 2018

The term of office of the Directors elected in March 2015 is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

Name	Position	Responsibility and Division	Years with POSCO	Age

Song, Se-Bin	Senior Executive Vice President	Department Manager of Legal Affairs Dept.	4	52

Park, Sung-Ho	Senior Executive Vice President	Head of Technical Research Laboratories	32	58

An, Tong-Il	Senior Executive Vice President	General Superintendent, Gwangyang Works	28	55

Kim, Hag-Dong	Senior Executive Vice President	General Superintendent, Pohang Works	28	55

Cho, Chung-Myong	Senior Executive Vice President	Department Manager of Value Management Dept.	25	54

Lee, Woo-Kyu	Executive Vice President	Department Manager of Corporate Audit Dept.	25	57

Yim, Chang-Hee	Executive Vice President	General Manager of Europe Office	29	58

Ko, Suk-Bum	Executive Vice President	Department Manager of Labor and Outside Services Dept.	30	57

Kim, Jhi-Yong	Executive Vice President	Project Manager of Regional Head Office Establishment Team in Indonesia	22	53
Yu, Seong	Executive Vice President	Department Manager of New Business Development Dept.	29	58
Chang, In-Hwa	Executive Vice President	Department Manager of Steel Solution Marketing Dept.	4	59
Jung, Dong-chang	Executive Vice President	Department Manager of External Relation Dept.	0	56

Nam, Sik	Executive Vice President	Project Manager of Regional Head Office Establishment Team in Vietnam	31	58

Min, Kyung-Zoon	Executive Vice President	President, PT Krakatau POSCO Co., Ltd.	31	56

Jeong, Tak	Executive Vice President	Department Manager of Energy and Shipbuilding Materials Marketing Dept.	3	55

Lee, Tae-Ju	Executive Vice President	Department Manager of Safety and Production Strategy Dept.	32	56

Kim, Hong-Soo	Executive Vice President	Department Manager of Steel Planning Dept.	32	57

Son, Chang Hwan	Executive Vice President	Department Manager of Steel Business Strategy Dept.	30	54

Choi, Jong-Jin	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	27	51

Han, Sung-Hee	Senior Vice President	Department Manager of Public Relations Dept.	18	54

Kim, Hak-Yong	Senior Vice President	Department Manager of Plant, Equipment and Materials Procurement Dept.	26	53

Yi, Kyung-Jo	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Gwangyang Works)	29	54

Cho, Il-Hyun	Senior Vice President	Deputy General Superintendent (Safety and Maintenance, Pohang Works)	28	53

Choi, Seung-Deug	Senior Vice President	Department Manager of New Business Planning Dept.	7	53

Kim, Jun-Hyung	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Pohang Works)	29	52

Name	Position	Responsibility and Division	Years with POSCO	Age

Park, Joo-Cheul	Senior Vice President	Deputy General Superintendent (Safety and Maintenance, Gwangyang Works)	28	54

Park, Young-Kwan	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	29	56

Noh, Min-Yong	Senior Vice President	Department Manager of Finance Dept.	25	51

Lee, Won-Hwi	Senior Vice President	Department Manager of Automotive Materials Marketing Dept.	25	51

Lee, Duk-Lak	Senior Vice President	Department Manager of Corporate Project Management Dept.	29	54

Kim, Dong-Ho	Senior Vice President	President, CSP	30	55

Yun, Han-Kuen	Senior Vice President	General Manager of Pohang Research Lab	32	56

Lee, Young-Woo	Senior Vice President	Department Manager of Wire Rod Marketing Dept.	26	54

Choi, Joo	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Gwangyang Works)	31	56

Kang, Seog-Beom	Senior Vice President	Department Manager of Global Marketing Coordination Dept.	29	54

Kwon, Woo-Taeck	Senior Vice President	Department Manager of Investment Planning & Engineering Dept.	29	55

Yoo, Byeong-Og	Senior Vice President	Department Manager of Stainless Steel Raw Materials Dept.	26	52

Shin, Hak Kyun	Senior Vice President	Department Manager of Carbon Steel Raw Materials Dept.	3	52

Bang, Gil-Ho	Senior Vice President	Department Manager of Hot Rolled and Construction Steel Materials Marketing Dept.	26	53

Yang, Weon-Jun	Senior Vice President	Department Manager of Human Resources Dept.	26	49

Lee, Eun-Seok	Senior Vice President	Deputy General Superintendent (Stainless Steel Production, Pohang Works)	29	54

Kim, Soon-Ki	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	24	50

Park, Mi-Hwa	Senior Vice President	Department Manager of Information Planning Dept.	0	48

Kim, Kwang-Soo	Senior Vice President	Department Manager of Stainless Steel Marketing Dept.	30	55

Min, Jung-Ki	Senior Vice President	Head of Production Division, PT Krakatau POSCO Co., Ltd.	28	55

Ha, Dae-Ryong	Senior Vice President	Department Manager of Electrical and Electronic Materials Marketing Dept.	26	51

Park, Hyeon	Senior Vice President	Department Manager of Environment, Energy and Social Responsibility Dept.	14	48

Choo, Se-Don	Senior Vice President	General Manager of Gwangyang Research Lab.	21	53

Lee, Sang-Hyeon	Senior Vice President	Center Manager of Engineering Solution Center	11	54

Lee, Hoo-Geun	Executive Vice President	Finance and Investment Division	32	57

Jeong, Chul-Gyu	Executive Vice President	Steel Production Division	32	59

Kim, Jeong-Sik	Executive Vice President	Steel Production Division	32	58

Yoon, Tae-Yang	Executive Vice President	Steel Business Division	0	58

Lee, Yun-Yong	Senior Vice President	Finance and Investment Division	27	57

Chon, Jung-Son	Senior Vice President	Value Management Dept.	28	52

Chin, Kwang-Geun	Senior Vice President	Technical Research Laboratories	30	57

Cho, Yong-Doo	Senior Vice President	Value Management Dept.	5	54

Name	Position	Responsibility and Division	Years with POSCO	Age

Shin, Geon	Senior Vice President	Technical Research Laboratories	33	57

Jeong, Ki-Seop	Senior Vice President	Value Management Dept.	0	53

Moon, Hee-Kyung	Senior Vice President	Steel Production Division	32	57

Lee, Jong-Sub	Senior Vice President	Steel Business Division	31	58

Park, Yong-Kyu	Senior Vice President	Steel Production Division	30	55

Kwak Jeong-Shik	Senior Vice President	Value Management Dept.	27	57

Lee, Chang-Sun	Senior Vice President	Technical Research Laboratories	27	57

Kim, Gyo-Sung	Senior Vice President	Steel Business Division	30	53

Yi, Sang-Ho	Senior Vice President	Steel Production Division	30	54

Oh, Sung-Chel	Senior Vice President	Value Management Dept.	28	55

Hong, Moon-Hi	Senior Vice President	Steel Production Division	28	49

Yang, Seong-Sik	Senior Vice President	Steel Business Division	29	53

Han Chan-Hee	Senior Vice President	Technical Research Laboratories	29	56

Won, Hyung-Il	Senior Vice President	Legal Affairs Dept.	3	46

Kim, Sun-Koo	Senior Vice President	Technical Research Laboratories	24	55

Kim, Gwang-Soo	Senior Vice President	Steel Business Division	28	53

Lim, Seung-Kyu	Senior Vice President	Finance and Investment Division	26	51

Chon, Uong	Senior Vice President	Finance and Investment Division	0	51

Item 6.B.  Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. The aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 33.4 billion in 2014 and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 6.4 billion in 2014.

The compensation of our directors and executive officers who received total annual compensation exceeding Won 500 million in 2014 were as follows:

Name	Position	Total Compensation in 2014		Long-term Incentive Compensation for Payment Subsequent to 2014
		(In millions of Won)
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	￦	1,094	—

Kim, Jin-Il	President and Representative Director	￦	700	—

Chang, In-Hwan	Senior Executive Vice President and Representative Director	￦	692	—

Yoon, Dong-Jun	Senior Executive Vice President and Representative Director	￦	595	—

Lee, Young-Hoon	Senior Executive Vice President	￦	598	—

Chung, Joon-Yang(1)	Former Chief Executive Officer and Representative Director	￦	3,996	￦455 in 2015 and ￦112 in 2016

Name	Position	Total Compensation in 2014		Long-term Incentive Compensation for Payment Subsequent to 2014
		(In millions of Won)

Park, Ki-Hong(1)	Former President and Representative Director	￦	1,679	￦147 in 2015 and ￦147 in 2016

Kim, Joon-Sik(1)	Former President and Representative Director	￦	1,671	￦144 in 2014 and ￦144 in 2015

Kim, Yeung Gyu(1)	Former Senior Executive Vice President	￦	920	￦68 in 2015 and ￦68 in 2016

(1)	Includes severance payment for members of board of directors who resigned on March 2014.

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

Item 6.C.  Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Ahn, Dong-Hyun (committee chair), Kim, Il-Sup, Kim, Joo-Hyun and one Inside Director, Kim, Jin-Il. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Sunwoo, Young (committee chair), Shin, Chae-Chol, Lee, Myoung-Woo and Bahk, Byong-Won. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is composed of three Outside Directors, Lee, Myoung-Woo (committee chair), Ahn, Dong-Hyun, Bahk, Byong-Won and two Inside Directors, Yoon, Dong-Jun and Lee, Young-Hoon. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Kwon, Oh-Joon (committee chair), Kim, Jin-Il, Yoon, Dong-Jun, Lee, Young-Hoon and Oh, In-Hwan. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the

Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Kim, Il-Sup (committee chair), Kim, Joo-Hyun and Sunwoo, Young.

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

Related Party Transactions Committee

The Related Party Transaction Committee is composed of three Outside Directors, Kim, Il-Sup (committee chair), Kim, Joo-Hyun and Sunwoo, Young. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D.  Employees

As of December 31, 2014, we had 37,225 employees, including 19,538 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 34,713 employees, including 16,881 persons employed by our subsidiaries, as of December 31, 2013, and 35,094 employees, including 17,471 persons employed by our subsidiaries, as of December 31, 2012. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be excellent. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2014, only 12 of our employees were members of the POSCO labor union.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan, with a total unfunded portion of Won 125 billion as of December 31, 2014. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

As of December 31, 2014, our employees owned, through our employee stock ownership association, approximately 0.001% of our common stock in their association accounts and 1.84% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 20,586 common shares as of April 22, 2015, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Kwon, Oh-Joon	1,620
Park, Joo-Chul	680
Lee, Hoo-Geun	672
Park, Yong-Gyu	630
Yoon, Dong-Jun	581
Yim, Chang-Hee	509
Song, Sebin	500
Lee, Yun-Yong	494
Min, Kyung-Zoon	470
Kim, Jeong-Sik	464
Jeong, Chul-Gyu	450
Park, Sung-Ho	446
Kim, Hak-Yong	438
Kwon, Woo-Taeck	433
Nam, Sik	401
Lee, Tae-Ju	377
Kim, Hag-Dong	375
Kim, Hong-Soo	371
Kim, Sun-Koo	358
Ko, Suk-Bum	350
Shin, Chae-Chol	350
Kim, Kwang Soo	344
Yang, Seong-Sik	343
Lee, Chang-Sun	340
Lee, Woo Kyu	336
Kim, Dong-Ho	330

Yi, Sang-Ho	330
Lee, Eun-Seok	320
Han, Chan-Hee	320
Kim, Jin-Il	300
Kim, Soon-Ki	300
Yu, Seong	298
Yang, Weon-Jun	293
Cho, Il-Hyun	281
Kim, Jhi-Yong	273
Yoo, Byeong-Og	265
Choi, Joo	264
Kang, Seog-Beom	264
Lee, Jong-Seob	261
An, Tong-Il	260
Park, Young-Kwan	255
Lee, Young-Woo	252
Kwak, Jeong-Shik	219
Kim, Gyo-Sung	198
Chon, Jung-Son	194
Park, Hyeon	193
Lee, Young-Hoon	178
Yi, Kyung-Jo	160
Oh, In-Hwan	150
Son, Chang-Hwan	144
Shin, Geon	144
Moon, Hee-Kyung	143
Choi, Jong-Jin	141
Lim, Seung-Kyu	138
Chang, In-Hwa	130
Kim, Jun-Hyung	129
Chin, Kwang-Geun	122
Choo, Se-Don	116
Cho, Chung-Myong	100
Kim, Il-Sup	100
Hong, Moon-Hi	89
Jeong, Tak	80
Cho, Yong-Doo	80
Lee, Won-Hwi	78
Min, Jung Ki	77
Oh, Sung-Chel	59
Choi, Seung-Duk	50
Noh, Min-Yong	50
Yun, Han-Kuen	36
Kim, Gwang-Soo	27
Lee, Sang-Hyeon	25
Ha, Dae-Ryong	14
Lee, Duk-Lak	12
Bang, Gil-Ho	12
Jung, Dongchang	—
Han, Sung-Hee	—
Shin, Hak Kyun	—
Park, Mi Hwa	—
Yoon, Tae-Yang	—
Jeong, Ki Seop	—
Won, Hyung Il	—
Chon, Uong	—
Lee, Myoung-Woo	—
Sunwoo, Young	—
Ahn, Dong-Hyun	—
Bahk, Byong-Won	—
Kim, Joo-Hyun	—

Total	20,586

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

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option. Currently, there are no outstanding exercisable stock options. The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers as of April 30, 2015.

	Grant Date	Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options
Director		From	To
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Kim, Jin-II	April 25, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2014.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	7,203,493	8.26%
Nippon Steel & Sumitomo Metal Corporation (1)	4,394,712	5.04
Kingdom of Saudi Arabia	2,109,593	2.42
Hyundai Heavy Industries Co., Ltd. and subsidiaries	1,319,560	1.51
Pohang University of Science and Technology	1,905,000	2.18
KB Financial Group Inc. and subsidiaries	1,847,438	2.12
Directors and executive officers as a group	22,755	0.03
Public (2)	61,190,477	70.18
POSCO (held in the form of treasury stock)	7,193,807	8.25

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2014, there were 12,905,615 shares of common stock outstanding in the form of ADRs, representing 14.80% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees of Won 9,140 billion as of December 31, 2012, Won 9,704 billion as of December 31, 2013 and Won 10,260 billion as of December 31, 2014, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 of Notes to Consolidated Financial Statements.

As of December 31, 2012, 2013 and 2014, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-113.

Legal Proceedings

In recent years, we have become subject to a number of anti-dumping duties in the United States, Canada, India, Indonesia, Australia, Thailand, Brazil, Taiwan and Malaysia and safeguard duties in Thailand. We are also subject to a number of on-going anti-dumping and safeguard investigations in Malaysia, the European Union, Indonesia, India and Thailand. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

During the course of its internal audit in July 2014, POSCO E&C, one of our subsidiaries, discovered certain officers’ use, for unauthorized and unidentified purposes, of approximately Won 10 billion belonging to POSCO E&C’s project management office and its subsidiary in Vietnam between 2009 to 2012, which related to certain construction projects in Vietnam. POSCO E&C, after such discovery through its internal audit, undertook an internal investigation over other projects for further assessment, strengthened its internal control procedures, such as segregating duties and enhancing monitoring procedures, to ensure similar cases do not arise and reprimanded the responsible employees, including dismissal of the responsible officers. In March 2015, the prosecutors’ office of Korea commenced an investigation into such use of funds after POSCO E&C’s internal audit result was publicized by the press. We are unable to predict the outcome of such investigation, which is currently on-going.

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

In April 2012, Nippon Steel & Sumitomo Metal Corporation filed civil lawsuits in Japan relating to claims of alleged improper acquisition and infringement of intellectual property rights related to production of grain oriented electrical steel sheets. Nippon Steel & Sumitomo Metal Corporation is seeking an injunction to prohibit us from manufacturing and selling the allegedly infringing products as well as seeking compensation of Yen 99 billion. We are vigorously defending against such claims. Since we do not believe that we have any present obligations, we have not recorded any provision for this lawsuit.

In May 2002, Industrial Development Bank of India Limited filed lawsuits against Daewoo International, Daewoo Motors India Ltd., Daewoo Co., Ltd. and Daewoo Engineering & Construction Co., Ltd. in the India Delhi Mumbai Court, seeking judgment relating to its loans to Daewoo Motors

India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of Daewoo International). The total claim amount of such lawsuits is Won 77 billion, and Daewoo International recorded provision of Won 23 billion relating to its portion of the guarantee. The outcome of such lawsuits remains uncertain and Daewoo International’s provision is classified as a non-current liability as of December 31, 2014.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2014. Of these shares and as of such date, 79,993,028 shares were outstanding and 7,193,807 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2010	7,500	2,500	10,000
2011	7,500	2,500	10,000
2012	6,000	2,000	8,000
2013	6,000	2,000	8,000
2014	6,000	2,000	8,000

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

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of Shares)
2010
First Quarter	625,000	516,000	255,173
Second Quarter	560,000	434,500	343,367
Third Quarter	524,000	460,500	257,784
Fourth Quarter	538,000	448,500	299,776
2011
First Quarter	517,000	450,500	345,785
Second Quarter	565,000	421,000	282,070
Third Quarter	480,000	358,500	277,876
Fourth Quarter	351,000	308,000	235,063
2012
First Quarter	424,000	376,000	198,239
Second Quarter	385,000	351,500	169,135
Third Quarter	391,000	353,500	159,508
Fourth Quarter	367,000	308,000	202,895
2013
First Quarter	371,000	321,500	169,232
Second Quarter	326,000	292,500	182,277
Third Quarter	340,000	292,500	225,474
Fourth Quarter	338,000	307,500	183,055
2014
First Quarter	322,000	272,500	222,494
Second Quarter	317,000	285,500	170,778
Third Quarter	361,000	291,500	201,548
Fourth Quarter	321,500	275,500	191,916
October	321,500	300,000	190,755
November	318,500	290,500	243,414
December	307,000	275,500	144,031
2015
First Quarter	290,500	242,500	211,737
January	290,500	252,500	201,172
February	277,000	254,000	175,370
March	278,000	242,500	249,924
Second Quarter (through April 17)	256,000	236,000	248,874
April (through April 17)	256,000	236,000	248,874

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2014, 51,622,460 ADSs representing 12,905,615 common shares were outstanding, representing 14.80% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2010
First Quarter	140.10	108.23	429,700
Second Quarter	124.83	88.78	559,765
Third Quarter	113.98	94.67	344,102
Fourth Quarter	120.47	95.34	376,905
2011
First Quarter	117.57	100.50	403,646
Second Quarter	116.83	95.86	348,986
Third Quarter	112.41	76.01	344,454
Fourth Quarter	89.16	72.51	366,073
2012
First Quarter	94.06	80.28	268,347
Second Quarter	85.09	74.82	262,176
Third Quarter	85.55	77.21	190,260
Fourth Quarter	82.97	71.85	187,932
2013
First Quarter	86.69	72.41	258,130
Second Quarter	74.82	63.23	252,261
Third Quarter	78.75	64.29	186,347
Fourth Quarter	80.40	72.19	177,415
2014
First Quarter	75.88	64.03	298,320
Second Quarter	76.56	69.60	223,292
Third Quarter	86.37	71.97	232,861
Fourth Quarter	75.11	63.61	361,829
October	75.11	69.81	349,342
November	70.86	66.92	349,029
December	69.07	63.51	385,939
2015
First Quarter	66.00	54.66	305,147
January	66.00	58.23	294,290
February	63.41	58.36	345,571
March	63.43	54.66	280,105
Second Quarter (through April 20)	58.67	53.65	304,605
April (through April 20)	58.67	53.65	304,605

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

According to data published by the Korea Exchange, as of December 31, 2014, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,335 trillion, and the average daily trading volume of equity securities for 2014 was approximately 632 million shares with an average transaction value of Won 5,953 billion. The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,681.71	2,052.97	1,552.79	2,051.00	1.1	19.0
2011	2,063.69	2,231.47	1,644.11	1,825.12	1.3	13.1
2012	1,831.69	2,057.28	1,758.99	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.1	15.0
2014	2,013.11	2,093.08	1,881.73	1,915.19	1.1	15.3
2015 (through April 17)	1,914.24	2,144.76	1,876.27	2,143.50	1.0	17.9

Source: The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the financial investment companies with a brokerage license. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares if traded on the KRX KOSPI Market. An agricultural and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Item 10.E. Taxation — Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1986	355	￦	11,994	US$	13,924	31,755	￦	32,870	US$	38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	(Millions of US$) (1)	Thousands of Shares	(Millions of Won)	(Thousands of US$) (1)
1991	686	73,118	96,107	14,022	214,263	281,629
1992	688	84,712	107,448	24,028	308,246	390,977
1993	693	112,665	139,420	35,130	574,048	710,367
1994	699	151,217	191,730	36,862	776,257	984,223
1995	721	141,151	182,201	26,130	487,762	629,613
1996	760	117,370	139,031	26,571	486,834	576,680
1997	776	70,989	50,162	41,525	555,759	392,707
1998	748	137,799	114,091	97,716	660,429	546,803
1999	725	349,504	305,137	278,551	3,481,620	3,039,655
2000	704	188,042	149,275	306,163	2,602,211	2,065,739
2001	689	255,850	192,934	473,241	1,997,420	1,506,237
2002	683	258,681	215,496	857,245	3,041,598	2,533,815
2003	684	355,363	296,679	542,010	2,216,636	1,850,589
2004	683	412,588	395,275	372,895	2,232,109	2,138,445
2005	702	655,075	646,158	467,629	3,157,662	3,114,679
2006	731	704,588	757,948	279,096	3,435,180	3,695,331
2007	745	951,900	1,016,770	363,741	5,539,653	5,917,168
2008	763	576,888	458,758	352,599	3,211,039	2,553,510
2009	770	887,935	762,503	485,657	5,595,552	4,976,859
2010	777	1,141,885	1,006,243	380,859	5,619,768	4,952,210
2011	791	1,041,999	904,670	353,760	6,836,146	5,935,185
2012	930	1,154,294	1,078,578	486,479	4,823,642	4,507,234
2013	777	1,185,974	1,123,720	328,425	3,993,422	3,783,800
2014	773	1,192,253	1,084,655	278,081	3,983,580	3,624,072
2015 (through April 17)	764	1,266,908	1,163,368	410,425	5,156,786	4,735,341

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

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

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2014, 87,186,835 Common Shares were issued, of which 7,193,807 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash, Shares or other form of property. However, a dividend of Shares must be distributed at par value. Dividends in Shares may not exceed one-half of the annual dividend. In addition, we may declare, and distribute in cash, shares or other forms of property, interim dividends pursuant to a board resolution once a fiscal year to the eligible shareholders recorded as of June 30 of the relevant fiscal year. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of

Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2014, our employees owned, through our employee stock ownership association, approximately 0.001% of our common stock in their association accounts and 1.84% of our common stock in their employee accounts.

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

Tax Treaties

Currently, Korea has income tax treaties with a number of countries, including, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, Ireland, the Netherlands, New Zealand, Norway, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America, under which the rate of withholding tax on dividend and interest is reduced, generally to between 5% and 16.5% (including local income tax), and the tax on capital gains derived by a non-resident from the transfer of securities issued by a Korean company is often eliminated.

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

United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the Dollar;

•	a person that owns or is deemed to own 10% or more of any class of our stock; or

•	a partnership that holds shares of common stock or ADSs, or a partner therein.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if

(i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 or 2014 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you generally may claim a credit, up to any applicable reduced rates provided under the Treaty, against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, provided that you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the relevant tax year and subject to generally applicable limitations under U.S. tax law. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain hedged positions in securities and may not be allowed in respect of arrangements in which your expected economic profit is insubstantial. You may not be able to use the foreign tax credit associated with any Korean withholding tax imposed on a distribution of additional shares that is not subject to U.S. federal income tax unless you can use the credit against U.S. federal income tax due on other foreign-source income.

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

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Item 10.F.  Dividends and Paying Agents

See “Item 8.A. Consolidated Statements and Other Financial Information — Dividends” above for information concerning our dividend policies and our payment of dividends. See “Item 10.B. Memorandum and Articles of Association — Dividends” for a discussion of the process by which dividends are paid on shares of our common stock. The paying agent for payment of our dividends on ADSs in the United States is the Citibank, N.A.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net gain on derivatives transactions of Won 84 billion and net loss on valuation of derivatives of Won 219 billion in 2013, and we recorded net loss on derivatives transactions of Won 26 billion and net loss on valuation of derivatives of Won 28 billion in 2014.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2012				2013				2014
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(519)	￦	519	￦	(502)	￦	502	￦	(356)	￦	356
Japanese Yen		(178)		178		(125)		125		(96)		96
Euro		(1)		1		(4)		4		(30)		30

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

	For the Years Ended December 31,
	2012		2013		2014
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	96	￦	106	￦	102

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2014 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2014		December 31, 2013
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	2,291	821	967	610	764	2,798	8,251	8,349	9,439	9,523
Average weighted rate (1)	4.20%	3.89%	3.98%	3.69%	3.45%	4.15%	4.02%		4.35%
Variable rate	738	175	10	69	103	129	1,224	1,223	1,327	1,345
Average weighted rate (1)	2.88%	3.71%	3.80%	3.43%	2.72%	2.91%	3.03%		3.47%

Sub-total	3,029	996	977	679	867	2,927	9,475	9,572	10,766	10,868

Foreign currency, principally Dollars and Yen:
Fixed rate	4,014	282	274	738	0	3,099	8,407	8,669	6,913	6,988
Average weighted rate (1)	1.62%	1.39%	3.84%	3.00%	0%	4.43%	2.84%		3.72%
Variable rate	4,623	753	215	435	263	3,257	9,546	9,515	8,568	8,634
Average weighted rate (1)	1.56%	1.69%	1.96%	2.93%	2.91%	3.30%	2.27%		1.81%

Sub-total	8,637	1,035	489	1,173	263	6,356	17,953	18,184	15,481	15,623

Total	11,666	2,031	1,466	1,852	1,130	9,283	27,428	27,756	26,247	26,490

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2014, we received the following payments from the depositary, net of tax:

Reimbursement of expenses for preparation of SEC filing and submission:	$89,057

Reimbursement of listing fees:	$128,950

Reimbursement of legal fees:	$160,423

Reimbursement of proxy process expenses (printing, postage and distribution):	$77,034

Contributions toward our investor relations efforts:	$209,931

Miscellaneous:	$139,605

Total:	$805,000

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.  Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

c. Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which audited our consolidated financial statements as of, and for the year ended, December 31, 2014, has issued an audit report on the effectiveness of our internal control over financial reporting, which report is included in Item 18 of this Form 20-F.

d. Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our adoption of Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG, in 2012, 2013 and 2014:

	For the Year Ended December 31,
	2012		2013		2014
	(In millions of Won)
Audit fees	￦	6,501	￦	5,356	￦	5,481
Audit-related fees		170		90		—
Tax fees		1,730		1,110		1,082
Other fees		48		25		16

Total fees	￦	8,449	￦	6,581	￦	6,579

Audit fees in 2014 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2014 as set forth in the above table are the aggregate fees billed by KPMG for comfort letter services related to our securities offering. There are no audit-related fees incurred in 2014.

Tax fees in 2014 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as tax planning and preparation of other related companies.

Other fees in 2014 as set forth in the above table are fees billed by KPMG primarily in relation to certifications in connection with forward contracts.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2014:

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

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at www.posco.com.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers	We have adopted a Code of Conduct for all directors, officers and employees. A copy of our Code of Conduct is available on our website at www.posco.com.

Item 16H. Mine Safety Disclosure

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.1	—	Articles of Incorporation of POSCO (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s filing on Form 20-F (File No. 001-13368), filed on May 12, 2014)*
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 333-189473)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 33-84318) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2013 and 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of POSCO’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2015 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2015

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

The Board of Directors and Stockholders

POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on POSCO’s internal control over financial reporting based on our audit.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2015

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2013 and 2014

	Notes	December 31, 2013 (note 2)		December 31, 2014
	(in millions of Won)
Assets
Cash and cash equivalents	4,5,23	￦	4,208,562	3,811,202
Trade accounts and notes receivable, net	6,23,29,37		11,512,644	11,664,587
Other receivables, net	7,23		1,890,423	1,956,216
Other short-term financial assets	8,23,37		2,970,665	1,462,920
Inventories	9		10,150,838	11,173,343
Current income tax assets	35		32,417	36,147
Assets held for sale	10		2,494	2,127,087
Other current assets	16		1,270,668	976,425

Total current assets			32,038,711	33,207,927

Long-term trade accounts and notes receivable, net	6,23		97,000	79,336
Other receivables, net	7,23		797,455	1,144,160
Other long-term financial assets	8,23		4,465,730	2,455,900
Investments in associates and joint ventures	11		3,808,693	4,060,507
Investment property, net	13		425,229	1,055,592
Property, plant and equipment, net	14		35,760,119	35,241,195
Intangible assets, net	15,41		5,929,840	6,884,989
Deferred tax assets	35		1,153,133	1,206,408
Other long-term assets	16		365,198	507,549

Total non-current assets			52,802,397	52,635,636

Total assets		￦	84,841,108	85,843,563

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2013 and 2014

	Notes	December 31, 2013 (note 2)		December 31, 2014
	(in millions of Won)
Liabilities
Trade accounts and notes payable	23,37	￦	4,231,322	3,950,786
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,713,646	12,195,484
Other payables	18,23		2,128,854	2,194,713
Other short-term financial liabilities	19,23,37		135,904	111,637
Current income tax liabilities	35		358,930	453,613
Liabilities of disposal group held for sale	10		—	590,982
Provisions	20		107,329	150,030
Other current liabilities	22,29		2,681,559	2,727,793

Total current liabilities			20,357,544	22,375,038

Long-term trade accounts and notes payable	23,37		559	88,469
Long-term borrowings, excluding current installments	4,17,23		15,532,959	15,232,773
Other payables	18,23		206,634	169,986
Other long-term financial liabilities	19,23		260,021	91,095
Defined benefit liabilities, net	21		273,160	290,325
Deferred tax liabilities	35		1,711,762	1,832,260
Long-term provisions	20		146,272	223,239
Other long-term liabilities	22		571,515	282,982

Total non-current liabilities			18,702,882	18,211,129

Total liabilities			39,060,426	40,586,167

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,078,266	1,083,718
Hybrid bonds	25		996,919	996,919
Reserves	26		(23,076)	(408,773)
Treasury shares	27		(1,579,124)	(1,534,457)
Retained earnings			41,053,632	40,937,148

Equity attributable to owners of the controlling company			42,009,020	41,556,958
Non-controlling interests	25		3,771,662	3,700,438

Total equity			45,780,682	45,257,396

Total liabilities and equity		￦	84,841,108	85,843,563

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012, 2013 and 2014

	Notes	2012 (note 2)		2013 (note 2)	2014
	(in millions of Won, except per share information)
Revenue	28,29,37	￦	63,345,258	61,765,743	64,758,625
Cost of sales	29,31,34,37		(55,920,623)	(54,913,816)	(57,465,485)

Gross profit			7,424,635	6,851,927	7,293,140
Selling and administrative expenses	30,34
Administrative expenses	31		(2,129,463)	(2,231,805)	(2,309,756)
Selling expenses			(1,678,688)	(1,632,120)	(1,760,118)
Other operating income and expenses	32,37
Other operating income			448,120	229,073	269,406
Other operating expenses	34		(809,465)	(650,806)	(979,674)

Operating profit			3,255,139	2,566,269	2,512,998
Share of loss of equity-accounted investees, net	11		(22,702)	(179,809)	(299,893)
Finance income and costs	23,33
Finance income			2,897,063	2,380,838	2,396,762
Finance costs			(2,797,638)	(2,829,253)	(3,221,987)

Profit before income taxes			3,331,862	1,938,045	1,387,880
Income tax expense	35		(974,016)	(589,029)	(823,841)

Profit			2,357,846	1,349,016	564,039
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	21		(62,527)	6,224	(75,101)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(130,836)	(183,836)	(45,754)
Net changes in the unrealized fair value of available-for-sale investments	23		(81,471)	412,346	(333,891)
Foreign currency translation differences			(363,088)	(220,464)	(836)

Other comprehensive income (loss), net of tax			(637,922)	14,270	(455,582)

Total comprehensive income		￦	1,719,924	1,363,286	108,457

Profit (loss) attributable to :
Owners of the controlling company		￦	2,437,227	1,370,878	632,706
Non-controlling interests			(79,381)	(21,862)	(68,667)

Profit		￦	2,357,846	1,349,016	564,039

Total comprehensive income (loss) attributable to :
Owners of the controlling company		￦	1,886,652	1,438,744	181,525
Non-controlling interests			(166,728)	(75,458)	(73,068)

Total comprehensive income		￦	1,719,924	1,363,286	108,457

Basic and diluted earnings per share (in Won)	36		31,552	17,338	7,514

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2013 and 2014

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2012 (note 2)	￦	482,403	1,150,452	—	405,426	(2,391,406)	38,702,830	38,349,705	2,372,792	40,722,497
Comprehensive income:
Profit		—	—	—	—	—	2,437,227	2,437,227	(79,381)	2,357,846
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(112,974)	—	—	(112,974)	(17,862)	(130,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(86,661)	—	—	(86,661)	5,190	(81,471)
Foreign currency translation differences, net of tax		—	—	—	(292,015)	—	—	(292,015)	(71,073)	(363,088)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(58,925)	(58,925)	(3,602)	(62,527)

Total comprehensive income		—	—	—	(491,650)	—	2,378,302	1,886,652	(166,728)	1,719,924

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)	(19,751)	(599,084)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)	—	(154,489)
Changes in subsidiaries		—	—	—	—	—	—	—	35,870	35,870
Changes in ownership interests in subsidiaries		—	(41,924)	—	—	—	—	(41,924)	715,148	673,224
Issue of hybrid bonds		—	—	—	—	—	—	—	—	—
Interest of hybrid bonds		—	—	—	—	—	—	—	—	—
Disposal of treasury shares		—	—	—	—	—	—	—	—	—
Others		—	(3,714)	—	(1,926)	—	(32,328)	(37,968)	34,260	(3,708)

Total transactions with owners of the controlling company		—	(45,638)	—	(1,926)	—	(766,150)	(813,714)	765,527	(48,187)

Balance as of December 31, 2012	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,314,982	39,422,643	2,971,591	42,394,234

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2012, 2013 and 2014

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,314,982	39,422,643	2,971,591	42,394,234
Comprehensive income:
Profit		—	—	—	—	—	1,370,878	1,370,878	(21,862)	1,349,016
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(166,787)	—	—	(166,787)	(17,049)	(183,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	412,453	—	—	412,453	(107)	412,346
Foreign currency translation differences, net of tax		—	—	—	(180,839)	—	—	(180,839)	(39,625)	(220,464)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	3,039	3,039	3,185	6,224

Total comprehensive income		—	—	—	64,827	—	1,373,917	1,438,744	(75,458)	1,363,286

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)	—	(154,490)
Changes in subsidiaries		—	—	—	—	—	—	—	40,506	40,506
Changes in ownership interests in subsidiaries		—	(31,417)	—	—	—	—	(31,417)	373,963	342,546
Issue of hybrid bonds		—	—	996,919	—	—	—	996,919	498,468	1,495,387
Interest of hybrid bonds		—	—	—	—	—	(24,161)	(24,161)	(6,228)	(30,389)
Disposal of treasury shares		—	5,348	—	—	812,282	—	817,630	—	817,630
Others		—	(479)	—	247	—	6,851	6,619	(636)	5,983

Total transactions with owners of the controlling company		—	(26,548)	996,919	247	812,282	(635,267)	1,147,633	875,529	2,023,162

Balance as of December 31, 2013	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,053,632	42,009,020	3,771,662	45,780,682

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2012, 2013 and 2014

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bond	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2014	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,053,632	42,009,020	3,771,662	45,780,682
Comprehensive income:
Profit		—	—	—	—	—	632,706	632,706	(68,667)	564,039
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(50,920)	—	—	(50,920)	5,166	(45,754)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(335,626)	—	—	(335,626)	1,735	(333,891)
Foreign currency translation differences, net of tax		—	—	—	517	—	—	517	(1,353)	(836)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(65,152)	(65,152)	(9,949)	(75,101)

Total comprehensive income		—	—	—	(386,029)	—	567,554	181,525	(73,068)	108,457

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(32,887)	(511,589)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)	(76,854)	(236,422)
Changes in subsidiaries		—	—	—	—	—	—	—	91,551	91,551
Changes in ownership interests in subsidiaries		—	(9,401)	—	—	—	—	(9,401)	44,265	34,864
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)	(26,175)	(69,775)
Disposal of treasury shares		—	14,576	—	—	44,667	—	59,243	—	59,243
Others		—	277	—	332	—	(2,168)	(1,559)	1,944	385

Total transactions with owners of the controlling company		—	5,452	—	332	44,667	(684,038)	(633,587)	1,844	(631,743)

Balance as of December 31, 2014	￦	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,937,148	41,556,958	3,700,438	45,257,396

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

	Notes	2012		2013	2014
		(in millions of Won)
Cash flows from operating activities
Profit		￦	2,357,846	1,349,016	564,039
Adjustments for:
Depreciation			2,405,769	2,505,536	2,894,609
Amortization			157,991	180,014	343,940
Finance income			(1,553,200)	(1,012,281)	(1,046,718)
Finance costs			1,605,414	1,585,778	1,801,015
Income tax expense			974,016	589,029	823,841
Gain on disposal of property, plant and equipment			(42,290)	(14,177)	(15,039)
Loss on disposal of property, plant and equipment			65,486	121,133	50,006
Impairment loss on property, plant and equipment			12,977	9,742	64,833
Share of loss of equity-accounted investees			22,702	179,809	299,893
Costs for defined benefit plans			226,132	247,748	237,886
Provision expense			25,127	111,364	245,470
Bad debt expenses			123,373	201,185	205,306
Loss on valuation of inventories			76,484	49,172	41,713
Impairment loss on goodwill and intangible assets			21,776	125,316	55,220
Gain on disposals of assets held for sale			(193,333)	(101,611)	(48,232)
Impairment loss on assets held for sale			258,451	1,814	17,205
Others, net			(26,636)	31,079	56,890

			4,160,239	4,810,650	6,027,838

Changes in operating assets and liabilities	39		1,969,982	(108,300)	(1,853,782)
Interest received			238,231	227,989	238,817
Interest paid			(874,711)	(797,316)	(882,183)
Dividends received			178,317	193,008	114,694
Income taxes paid			(710,448)	(816,912)	(797,324)

Net cash provided by operating activities		￦	7,319,456	4,858,135	3,412,099

Cash flows from investing activities	40
Acquisitions of short-term financial instruments		￦	(3,616,118)	(4,449,312)	(3,096,602)
Proceeds from disposal of short-term financial instruments			3,847,682	3,901,527	4,635,120
Acquisition of long-term financial instruments			(178,163)	(123,703)	(24,683)
Increase in loans			(434,156)	(575,343)	(361,671)
Collection of loans			318,745	417,971	76,717
Acquisitions of available-for-sale investments			(307,712)	(309,469)	(75,582)
Proceeds from disposal of available-for-sale investments			700,686	269,363	252,056
Acquisitions of investments of equity-accounted investees			(492,681)	(1,076,763)	(702,989)
Proceeds from disposal of investments of equity-accounted investees			18,428	89,533	21,359
Acquisitions of property, plant and equipment			(7,054,543)	(6,569,613)	(3,505,549)
Proceeds from disposal of property, plant and equipment			272,948	82,153	62,829
Acquisitions of investment property			(29,689)	(20,945)	(406,603)
Proceeds from diposal of investment property			42,616	8,464	43,167
Acquisitions of intangible assets			(448,214)	(543,666)	(343,804)
Proceeds from disposal of intangible assets			10,945	5,429	9,043
Proceeds from disposal of assets held for sale			1,268,545	126,809	8,301
Cash received from (paid in) acquistion of business, net of cash acquired			(98,880)	5,729	(388,578)
Cash received from disposal of business, net of cash transferred			13,041	5,962	48,949
Other, net			(2,483)	4,204	3,338

Net cash used in investing activities			(6,169,003)	(8,751,670)	(3,745,182)

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2012, 2013 and 2014

	Notes	2012		2013	2014
		(in millions of Won)
Cash flows from financing activities	40
Proceeds from borrowings			3,007,017	5,098,702	2,522,495
Repayment of borrowings			(1,884,140)	(2,845,957)	(2,802,150)
Proceeds from (repayment of) short-term borrowings, net			(1,412,138)	86,475	1,037,912
Payment of cash dividends			(751,908)	(648,580)	(677,000)
Proceeds from issuance of hybrid bonds			—	1,495,387	—
Payment of interest of hybrid bonds			—	(26,088)	(69,713)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			375,850	385,122	54,066
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(167,663)	(22,078)	—
Proceeds from disposal of treasury shares			—	14,019	43,188
Other, net			(74,645)	(4,666)	26,314

Net cash provided by (used in) financing activities			(907,627)	3,532,336	135,112

Effect of exchange rate fluctuation on cash held			(160,982)	(110,765)	11,545

Net increase (decrease) in cash and cash equivalents			81,844	(471,964)	(186,426)
Cash and cash equivalents at beginning of the period			4,598,682	4,680,526	4,208,562

Cash and cash equivalents at end of the period	10	￦	4,680,526	4,208,562	4,022,136

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2013 and 2014

1.	General Information

General information about POSCO, its 47 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 181 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 97 associates and joint ventures are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of December 31, 2013 and 2014, POSCO’s shareholders are as follows:

	2013		2014
Shareholder’s name	Number of shares	Ownership (%)	Number of shares	Ownership (%)
National Pension Service	6,577,907	7.54	7,203,493	8.26
Nippon Steel & Sumitomo Metal Corporation (*1)	4,394,712	5.04	4,394,712	5.04
Saudi Arabia, Kingdom of Saudi Arabia	948,477	1.09	2,109,593	2.42
Hyundai Heavy Industries Co.,Ltd. and subsidiaries (*2)	2,197,707	2.52	1,319,560	1.51
Pohang University of Science and Technology	1,905,000	2.18	1,905,000	2.18
KB Financial Group Inc. and subsidiaries (*2)	1,846,994	2.12	1,847,438	2.12
Others	69,316,038	79.51	68,407,039	78.47

	87,186,835	100.00	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2014, the shares of POSCO are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2013 and 2014 are as follows:

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO Processing & Service	Steel sales and service	95.31	—	95.31	96.01	—	96.01	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	54.46	11.77	66.23	57.25	11.05	68.30	Suncheon
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	72.09	—	72.09	72.09	—	72.09	Changwon
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	32.19	30.19	62.38	—	62.38	62.38	Seoul
POSCO CHEMTECH	Manufacturing and sellings of refractories	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH (*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO TMC Co., Ltd.	Component manufacturing	34.20	40.36	74.56	—	74.56	74.56	Cheonan
POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co.,Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering CO.,Ltd	Construction and engineering service	—	95.56	95.56	—	95.56	95.56	Seongnam
POSCO AST	Steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	Ansan
POSHIMETAL Co., Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
Poscoene	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Steel Processing and Fabricating Center Co.,LTD	Steel manufacturing	—	70.52	70.52	—	84.89	84.89	Gwangyang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PLANTEC Co., Ltd.	Steel work maintenance and machinery installation	—	—	—	60.84	13.10	73.94	Pohang
Busan E&E Co,. Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Family Strategy Fund	Financial investment	60.79	39.21	100.00	60.79	39.21	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Daewoo International Corporation	Trading and Energy & Resource development	60.31	—	60.31	60.31	—	60.31	Seoul
POSCO LED Co., Ltd.	LED lightening	16.70	63.30	80.00	16.70	63.30	80.00	Seongnam
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
New Altec Co., Ltd	Aluminum products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co.,Ltd.	Nuclear power plant design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	64.00	64.00	Jeju
POS-HiAL	Aluminum products manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Youngam
IT Engineering (*2)	Automotive engineering service	—	17.00	17.00	—	17.00	17.00	Seoul
Future Creation Fund Postech Early Stage account (*2)	Investment in venture companies	—	—	—	—	40.00	40.00	Seoul
Keystone Private Equity	Investment in New Regeneration Energy	—	—	—	—	55.12	55.12	Seoul
POSCO Green Gas Technology	Gas manufacturing and Plumber	—	—	—	100.00	—	100.00	Gwangyang
POSCO WOMAN’S FUND (*2)	Investment in venture companies	—	—	—	—	40.00	40.00	Seoul
Chun Sa wind	Other development	—	—	—	—	100.00	100.00	Seoul
POSPOWER CO., Ltd.	Other development	—	—	—	—	100.00	100.00	Samchuck
Songdo Posco family Housing	House manufacturing and management	—	—	—	—	100.00	100.00	Incheon
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	Hongkong
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	89.18	89.18	Japan
INTERNATIONAL BUSINESS CENTER CORPORATION	Leasing service	—	60.00	60.00	—	—	—	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Guangdong) Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	—	—	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	Hongkong
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BIOVENTURES I, L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA Stainless Steel Industry	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd.	Steel manufacturing	—	88.02	88.02	—	88.02	88.02	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	91.63	—	91.63	87.10	5.00	92.10	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	81.79	13.63	95.42	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	UAE
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	Electric control equipment manufacturing	—	100.00	100.00	—	100.00	100.00	China
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX, S.A.DE.C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POSCO MPC Servicios S.A. de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-Uruguay S.A	Lumber manufacturing & sales	98.00	—	98.00	98.10	—	98.10	Uruguay
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS LIMITED	PRT test track construction	—	99.57	99.57	—	99.69	99.69	England
Zeus(Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman
								Islands
POSCO VST CO., LTD.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
Motta Resources Indonesia	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
PT PEN INDONESIA	Construction	—	95.00	95.00	—	67.00	67.00	Indonesia
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction — UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International (America) Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International (Deutschland) GmbH.	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO TEXTILE FERGANA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	68.30	68.30	—	68.30	68.30	China
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
Myanmar Daewoo Limited	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
DAEWOO POWER AND INFRA (PTY) LTD.	Electricity	—	100.00	100.00	—	100.00	100.00	Republic of South Africa
PGSF, L.P.	Investment in Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	29.58	21.35	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical Industry	—	99.92	99.92	—	99.92	99.92	USA
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
POSCO FOUNDATION	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	80.00	80.00	England
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
SANTOSCMI S.A.	Construction	—	70.00	70.00	—	80.00	80.00	Ecuador
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOSCMI S.A. DE C.V.	Construction	—	99.00	99.00	—	—	—	Mexico
COMPANIADEAUTOMATI ZACION& CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon S.A.	Resource Development	—	100.00	100.00	—	—	—	Cameroon
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hongkong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO RESOURCES INDONESIA	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
PT.POSCO ICT INDONESIA	IT service and Electric Control Engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	60.00	60.00	—	71.43	71.43	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd	Logistics	—	72.93	72.93	—	80.00	80.00	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT.Krakatau Posco Chemtech Calcination	Manufacturing and selling of quicklime	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Trading business	100.00	—	100.00	100.00	—	100.00	Republic of South Africa
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Costa Rica
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	68.41	68.41	—	68.41	68.41	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	99.00	99.00	—	99.00	99.00	China
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	Steel sales	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human-resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO ENGINEERING (THAILAND) CO., LTD. (*2)	Chemical plant	—	48.90	48.90	—	48.90	48.90	Thailand
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.67	51.67	—	51.67	51.67	China
POSCO-Mory-Maruyasu PIPE	Common steel welded pipe manufacturing and selling	—	50.00	50.00	—	50.00	50.00	Japan

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
		December 31, 2013			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintemance	—	67.00	67.00	—	67.00	67.00	Indonesia
KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*2)	Chemical by-product manufacturing and sales	—	45.00	45.00	—	45.00	45.00	Indonesia
Myanmar Daewoo International Corporation	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Yingkou Puxiang Trade Co.,Ltd.	Refractory quality test and import and export trade	—	100.00	100.00	—	100.00	100.00	China
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	51.00	51.00	Myanmar
Myanmar POSCO Engineering& Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO China Suzhou Processing Center Co.,Ltd (formerly, POSCO-SAMSUNG Suzhou Processing Center Co.,Ltd.)	Steel manufacturing	—	—	—	30.00	70.00	100.00	China
Hanjung Power Pty., Ltd	Electricity prodction	—	—	—	—	100.00	100.00	Papua New Guinea
Daewoo Amara Company Limited	Real estate development	—	—	—	—	98.54	98.54	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	—	—	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	—	—	—	60.00	60.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing	—	—	—	56.75	10.00	66.75	Mexico
SANTOS CMI Guatemala S.A.	Construction	—	—	—	—	99.00	99.00	Guatemala
POSCO-China Dalian Steel Fabricating Center	Steel manufacturing	—	—	—	42.16	25.39	67.55	China
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	—	—	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO.,Ltd.	Construction	—	—	—	—	100.00	100.00	Thailand
SUNGJIN CANADA LTD.	Machinery installation	—	—	—	—	70.00	70.00	Canada
POSCO PLANTEC Thiland CO. LTD (*2)	Steel work maintenance and machinery installation	—	—	—	—	48.78	48.78	Thailand
DAEWOO POWER PNG Ltd.	Electricity prodction	—	—	—	—	100.00	100.00	Papua New Guinea

(*1)	Included as a subsidiary as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has a 4.72% ownership interest.

(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

The amounts recognized in equity as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control (2012: POSCO Specialty Steel Co., Ltd., POSCO ENERGY Co., Ltd., POSCO-Thainox Public Company Limited, etc., 2013: POSCO Specialty Steel Co., Ltd., POSCO ICT Co., Ltd., POSCO TMC Co., Ltd. etc., 2014: POSCO P&S Co., Ltd., SPFC Co., Ltd. etc.) were ￦41,924 million, ￦31,417 million and ￦9,401 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Cash dividends paid to POSCO by subsidiaries for the years ended December 31, 2012, 2013 and 2014 amounted to ￦22,581 million, ￦71,970 million and ￦58,488 million, respectively.

As of December 31, 2014, there are no restrictions on the ability of subsidiaries to transfer funds to the Controlling Company, such as in the form of cash dividends, repayment of loans or payment of advances.

(c) Details of non-controlling interest as of and for the years ended December 31, 2013 and 2014 are as follows:

1) December 31, 2013

	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO Specialty Steel Co., Ltd.	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	4,313,678	427,029	633,583	5,443,747	697,234	9,773,753	21,289,024
Non-current assets		6,110,630	3,019,191	879,536	1,075,367	3,115,599	8,538,325	22,738,648
Current liabilities		(4,258,245)	(611,434)	(269,749)	(3,632,188)	(674,370)	(8,990,091)	(18,436,077)
Non-current liabilities		(1,835,835)	(1,862,078)	(264,596)	(788,734)	(1,760,156)	(3,038,981)	(9,550,380)
Equity		4,330,228	972,708	978,774	2,098,192	1,378,307	6,283,006	16,041,215
Non-controlling interests		1,718,562	291,812	273,143	219,777	151,274	1,451,734	4,106,302
Sales		16,838,559	—	1,316,781	7,937,845	2,901,117	25,405,268	54,399,570
Profit for the period		42,312	(41,844)	31,749	138,724	146,419	(143,940)	173,420
Profit (loss) attributable to non-controlling interests		16,793	(12,553)	8,860	14,530	16,070	(15,634)	28,066
Cash flows from operating activities		(67,785)	(50,209)	18,721	40,815	32,174	23,342	(2,942)
Cash flows from investing activities		(123,609)	(405,186)	(54,152)	(15,888)	(94,741)	(337,253)	(1,030,829)
Cash flows from financing activities (before dividends to non-controlling interest)		156,326	467,617	80,213	(29,059)	62,273	375,947	1,113,317
Dividend to non-controlling interest		(13,558)	—	(2,217)	(2,885)	—	(9,125)	(27,785)
Effect of exchange rate fluctuation on cash held		(114)	(560)	—	(360)	—	(9,036)	(10,070)
Net increase in cash and cash equivalents		(48,740)	11,662	42,565	(7,377)	(294)	43,875	41,691

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) December 31, 2014

	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	5,177,495	645,598	360,673	5,082,514	501,219	12,781,184	24,548,683
Non-current assets		6,028,358	3,303,632	251,206	1,333,612	3,393,917	10,135,827	24,446,552
Current liabilities		(5,046,468)	(988,132)	(131,389)	(3,494,647)	(546,791)	(11,493,074)	(21,700,501)
Non-current liabilities		(1,807,698)	(2,118,519)	(7,150)	(882,025)	(2,513,129)	(3,681,307)	(11,009,828)
Equity		4,351,687	842,579	473,340	2,039,454	835,216	7,742,630	16,284,906
Non-controlling interests		1,727,078	252,773	189,336	213,624	91,668	1,677,400	4,151,879
Sales		19,938,711	1,129,977	1,331,527	7,174,890	2,533,673	28,738,206	60,846,984
Profit for the period		83,167	(232,503)	68,196	50,023	21,100	(159,066)	(169,083)
Profit (loss) attributable to non-controlling interests		33,007	(69,751)	27,278	5,240	2,316	(62,302)	(64,212)
Cash flows from operating activities		(149,695)	(27,383)	20,676	24,592	36,346	(121,697)	(217,161)
Cash flows from investing activities		(167,573)	(74,454)	(28,349)	(33,755)	(117,154)	(230,954)	(652,239)
Cash flows from financing activities (before dividends to non-controlling interest)		336,114	75,680	—	(15,162)	83,014	406,904	886,550
Dividend to non-controlling interest		(13,558)	—	(3,544)	(1,923)	(2,648)	(5,748)	(27,421)
Effect of exchange rate fluctuation on cash held		(46)	134	43	(8)	—	3,636	3,759
Net increase in cash and cash equivalents		5,242	(26,023)	(11,174)	(26,256)	(442)	52,141	(6,512)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(d) Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2013 and 2014 are as follows:

		Ownership (%)
Investee	Category of business	2013	2014	Region
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	Investment in new technologies	27.23	28.48	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Incheon-Gimpo Expressway Co., Ltd.	Construction	29.94	25.76	Anyang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	25.10	25.10	Chungju
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*1)	Investment in new technologies	12.50	12.50	Seoul
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
Gunggi Green Energy (*1)	Electricity generation	19.00	19.00	Hwaseong
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
Pohang Techno Valley PFV Corporation (*2)	Real estate development	54.99	54.99	Pohang
Pohang Special Welding Co.,Ltd.	Welding material and tools manafacturing and sales	50.00	50.00	Pohang
KC Chemicals (*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Green Jang Ryang Co.Ltd	Sewerage treatment	25.00	25.00	Pohang
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Daewoo Public Car Sales (Gwangju) CO.,Ltd	Leasing services	50.00	50.00	Gwangju
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Posco-IDV Growth Ladder IP Fund (*1,3)	Investment in new technologies	—	17.86	Seoul
SuNAM Co., Ltd (*1)	Power supply manufacturing	19.17	19.17	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Postech Early Stage Fund (*1)	Investment in venture companies	10.00	10.00	Pohang
Posgreen Co., Ltd. (*1)	Plastic manufacturing	19.00	19.00	Gwangyang
POSTECH Social Enterprise Fund (*1)	Investment in new technologies	9.17	9.17	Seoul
Applied Science Corp.	Machinery manufacturing	27.11	26.47	Paju
Suwon Green Environment Co.,Ltd	Construction	27.50	27.50	Hwaseong
Universal Studios Resort Asset Management Corporation	Real estate services	26.17	26.17	Seoul
Noel Green Energy Co., Ltd. (*3)	Electricity generation	—	20.00	Seoul
Synergy Private Equity Fund (*1,3)	Investment in new technologies	—	17.86	Seoul
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC	Construction	29.50	29.50	Pohang
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
MTAPOLIS Co.,Ltd.	Multiplex •development	40.05	40.05	Hwaseong
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Mokpo Deayang Industrial Corporation	Real estate development	27.40	27.40	Mokpo
Chun-cheon Energy Co., Ltd	Electricity generation	29.90	29.90	Chuncheon
Innovalley Co., Ltd.	Real estate developement	28.77	28.77	Yongin
Garolim Tidal Power Plant Co.,Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
Posco e&c Songdo International Building	Non-resident building lease	49.00	49.00	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
Investee	Category of business	2013	2014	Region
POSCO PLANTEC Co., Ltd. (*4)	Industrial structure manufacturing	43.97	—	Ulsan
Future Creation Fund Postech Early Stage account (*4)	Investment in new technologies	40.00	—	Seoul
Taegisan Wind Power Corporation (*5)	Wind power plant construction and management	50.00	—	Hoengseong
Dakos Co., Ltd. (*6)	Railway equipment manufacturing	31.00	—	Seongnam
Gyeonggi CES Co.,Ltd (*5)	Facility construction	21.83	—	Yangju
Hyundai Investment Network Private Equity Fund I (*6)	Mine investment	50.00	—	Seoul
[Foreign]
Eureka Moly LLC	Steel processing and sales	20.00	20.00	USA
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
7623704 Canada Inc. (*1)	Investments management	10.40	10.40	Canada
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Australia
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Australia
NCR LLC	Coal sales	29.41	29.41	Canada
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Batutua Tembaga Raya (*3)	Raw material manufacturing and sales	—	24.10	Indonesia
VSC POSCO Steel Corporation	Steel manufacturing and sales	50.00	50.00	Vietnam
PT. Wampu Electric Power	Construction and engneering service	20.00	20.00	Indonesia
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazahstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
XG Sciences (*3)	New materials manufacturing and development	—	26.27	USA
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
PT. Tanggamus Electric Power	Construction and engneering service	20.00	20.59	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd	Steel manufacturing and sales	25.00	25.00	China
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
BGC-POS PTY LTD.	Construction	49.00	49.00	Australia
Sebang Steel	Scrap sales	49.00	49.00	Japan
Hamparan Mulia	Resource development	45.00	45.00	Indonesia
Baganuur Energy Corporation	Refined oil manufacturing	50.00	50.00	Mongolia
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

		Ownership (%)
Investee	Category of business	2013	2014	Region
Arctos Anthracite Joint Venture	Coal sales	20.00	20.00	Canada
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru
POSCO China Suzhou Processing Center Co.,Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co.,Ltd.) (*4)	Steel processing and sales	30.00	—	China
Hanjung Power Pty., Ltd (*4)	Electric power manufacturing and sales	49.00	—	Papua New Guinea
POSVINA Co., Ltd. (*5)	Plating steel sheet manufacturing and sales	50.00	—	Vietnam
Yingkou Posrec Refractories Co., Ltd. (*6)	Refractory manufacturing	25.00	—	China
Daewoo (THAILAND) CO., LTD. (*6)	Trading	49.00	—	Thailand
N.I.CO., LTD. (*6)	Trading	50.00	—	North Korea
Boulder Solar Power, LLC (*5)	Electric power manufacturing	21.74	—	USA

(*1)	The Company is able to exercise significant influence over the investees even though the Company’s percentage of ownership is below 20%.

(*2)	Considering the composition of board of directors, the Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.

(*3)	These associates were newly established or acquired in 2014.

(*4)	Reclassified to subsidiary from associate due to an increase in ownership percentage and acquisition of control during the year ended December 31, 2014.

(*5)	Excluded from associates due to the disposal of shares during the year ended December 31, 2014.

(*6)	Excluded from associates due to the liquidation during the year ended December 31, 2014.

2) Joint ventures

Details of joint ventures as of December 31, 2013 and 2014 are as follows:

		Ownership (%)
Investee	Category of business	2013	2014	Region
[Domestic]
POSCO ES MATERIALS	Secondary battery manufacturing	50.00	50.00	Gumi
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
[Foreign]
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Austrailia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
CSP — Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
DMSA/AMSA	Energy & resource development	4.00	4.00	Madagascar
KOBRASCO	Facility lease	50.00	50.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd (*1)	Steel processing and sale	—	43.00	China
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
TANGGANG-POSCO LED (*1)	Led manufacturing and sales	—	50.00	China
VNS-DAEWOO Co., Ltd. (*1)	Steel processing and sale	—	40.00	Veitnam
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
SUNGJIN DRIVER INC (*1)	Moduel and Plant manufacturing	—	50.00	Canada
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA

(*1)	These joint ventures were newly established or acquired in 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(e) Newly included subsidiaries

1) Consolidated subsidiaries acquired or newly established during the year ended December 31, 2014 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Hanjung Power Pty., Ltd	January 2014	100.00	Reclassification from associate
Daewoo Amara Company Limited	January 2014	85.00	New establishment
POSMATE-CHINA CO., LTD	January 2014	100.00	New establishment
Daewoo Precious Resources Co., Ltd.	March 2014	60.00	New establishment
POSCO-Mexico Villagran Wire-rod Processing Center	March 2014	66.75	New establishment
POSCO Green Gas Technology	April 2014	100.00	New establishment
SANTOS CMI Guatemala S.A.	April 2014	100.00	Acquisition
Santos CMI Construction Inc S.A	April 2014	100.00	Acquisition
POSCO-China Dalian Steel Fabricating Center	May 2014	51.00	New establishment
Keystone Private Equity	June 2014	55.12	Reclassification from associate
POSCO WOMAN’S FUND (*1)	July 2014	40.00	New establishment
Chun Sa wind	July 2014	100.00	Acquisition
POSCO China Suzhou Processing Center Co.,Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co.,Ltd.)	July 2014	100.00	Reclassification from associate
POSPOWER Co., Ltd.	August 2014	100.00	Acquisition
Future Creation Fund Postech Early Stage account (*1)	September 2014	40.00	Reclassification from associate
POSCO E&C HOLDINGS CO.,Ltd.	October 2014	100.00	New establishment
POSCO E&C (THAILAND) CO.,Ltd.	October 2014	100.00	New establishment
Songdo Posco family Housing	November 2014	100.00	New establishment
POSCO PLANTEC Co., Ltd.	December 2014	73.94	Reclassification from associate
SUNGJIN CANADA LTD.	December 2014	70.00	Reclassification by POSCO PLANTEC Co., Ltd.
POSCO PLANTEC Thailand CO. LTD	December 2014	82.40	Reclassification by POSCO PLANTEC Co., Ltd.
DAEWOO POWER PNG Ltd.	December 2014	100.00	New establishment

(*1)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

2) Cash outflows (inflows) caused by the acquisitions for the years ended December 31, 2012, 2013 and 2014.

	2012		2013	2014
	(in millions of Won)
Consideration transferred	￦	287,085	4,359	747,569
Less: Cash and cash equivalent acquired		(188,205)	(10,088)	(358,991)

Total	￦	98,880	(5,729)	388,578

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(f) Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2014 are as follows:

Company	Date of disposal	Reason
POSCO-JOPC Co., Ltd.	January 2014	Statutory merger by POSCO-JWPC Co., Ltd. (formerly, POSCO-JKPC Co., Ltd.)
S&K -SANTOSCMI S.A. DE C.V.	March 2014	Exclusion upon liquidation
Santos CMI Construction Inc S.A	September 2014	Statutory merger by SANTOS CMI Guatemala S.A
Daewoo International Cameroon S.A.	November 2014	Disposal
INTERNATIONAL BUSINESS CENTER CORPORATION	December 2014	Disposal

2.	Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the authorized directors on February 26, 2015.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 20 — Provisions

•	Note 21 — Employee benefits

•	Note 29 — Construction contracts

•	Note 35 — Income taxes

•	Note 38 — Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

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

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 — inputs for the assets or liability that are not based on observable market data.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

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

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 — Financial instruments

Changes in accounting policies

The Company has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

1)	IAS No. 32, “Financial Instruments: Presentation”

2)	IAS No. 36, “Impairment of Assets”

3)	IFRIC No. 21, “Levies”

The details of changes in accounting policies are as follows:

1)	Offsetting financial assets and financial liabilities

The Company has adopted amendments to IAS No. 32, “Offsetting Financial Assets and Financial Liabilities” since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

2)	Disclosure of impairment loss

The Company has adopted amendments to IAS No. 36 “Impairment of Assets” since January 1, 2014. The amendments require the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. They also require the disclosure of additional information about that fair value measurement. In addition, if the recoverable amount of impaired assets based on fair value less costs of disposal was measured using a present value technique, the amendments also require the disclosure of the discount rates that have been used in the current and previous measurements.

3)	Levies

The Company has adopted IFRIC No. 21, “Levies” since January 1, 2014. IFRIC No. 21 is an Interpretation of IAS No. 37 “Provisions, Contingent Liabilities and Contingent Assets”, on the accounting for levies imposed by governments. IAS No. 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

obligation as a result of a past event (or “obligating event”). IFRIC No. 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other IFRSs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense.

Impact of changes in accounting policies

Upon adoption of amendments to IAS No. 32 and IFRIC No. 21, there is no impact on the Company’s prior year’s consolidated financial statements. Upon adoption of amendments to IAS No. 36, the Company has made the required disclosures in the annual financial statements as applicable (see note 15).

Correction of prior year financial statements for immaterial errors

The accompanying consolidated financial statements of the Company as of December 31, 2013 and for the years ended December 31, 2012 and 2013 have been adjusted to correct the following immaterial errors.

Previously, revenue and expenses from the development and sale of certain residential real estate were recognized by reference to the stage of completion of the contract activity at the end of the reporting period. In 2014, the Company re-evaluated its accounting for sale of residential real estate under IFRS as issued by IASB, and has concluded that revenue and expenses from development and sale of such residential real estate should be recognized when an individual unit of residential real estate is delivered to the buyer.

The effect of this correction on the prior financial statements is as follows:

	As of January 1, 2012
	As reported		Correction	As adjusted
	(in millions of Won)
Current assets	￦	33,556,911	(9,793)	33,547,118
Non-current assets		44,851,927	2,370	44,854,297
Current liabilities		19,605,358	—	19,605,358
Non-current liabilities		18,073,560	—	18,073,560

Retained earnings		38,709,475	(6,645)	38,702,830
Non-controlling interests		2,373,570	(778)	2,372,792

	As of and for the year ended December 31, 2012
	As reported		Correction	As adjusted
	(in millions of Won, except per share information)
Current assets	￦	31,566,116	250,389	31,816,505
Non-current assets		47,699,735	11,233	47,710,968
Current liabilities		19,775,001	48,590	19,823,591
Non-current liabilities		17,061,432	248,216	17,309,648

Revenue		63,604,151	(258,893)	63,345,258
Cost of sales		56,142,892	(222,269)	55,920,623
Profit before income tax		3,368,486	(36,624)	3,331,862
Profit		2,385,607	(27,761)	2,357,846
Basic and diluted earnings per share (in Won)		31,874	(322)	31,552

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

	As of and for the year ended December 31, 2013
	As reported		Correction	As adjusted
	(in millions of Won, except per share information)
Current assets	￦	31,666,211	372,500	32,038,711
Non-current assets		52,789,196	13,201	52,802,397
Current liabilities		20,241,159	116,385	20,357,544
Non-current liabilities		18,392,218	310,664	18,702,882

Revenue		61,864,650	(98,907)	61,765,743
Cost of sales		55,004,591	(90,775)	54,913,816
Profit before income tax		1,946,177	(8,132)	1,938,045
Profit		1,355,180	(6,164)	1,349,016
Basic and diluted earnings per share (in Won)		17,409	(71)	17,338

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

As of December 31, 2012, 2013 and 2014

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

When the Company loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

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

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

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

As of December 31, 2012, 2013 and 2014

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

As of December 31, 2012, 2013 and 2014

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

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

As of December 31, 2012, 2013 and 2014

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

The estimated useful lives for the current and comparative periods are as follows:

Buildings	5-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

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

As of December 31, 2012, 2013 and 2014

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

Intellectual property rights	5-10 years
Development costs	3-10 years
Port facilities usage rights	4-75 years
Other intangible assets	2-25 years

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

As of December 31, 2012, 2013 and 2014

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

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil/gas wells, drilling for viability and others. On completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

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

As of December 31, 2012, 2013 and 2014

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

Objective evidence that a financial asset or group of financial assets are impaired includes:

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

As of December 31, 2012, 2013 and 2014

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

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

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

As of December 31, 2012, 2013 and 2014

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

As of December 31, 2012, 2013 and 2014

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

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

1)	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

2)	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period

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

As of December 31, 2012, 2013 and 2014

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

As of December 31, 2012, 2013 and 2014

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

As of December 31, 2012, 2013 and 2014

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

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

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

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings (excluding certain pre-sale contracts), and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

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

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract is recognized as an expense immediately.

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

As of December 31, 2012, 2013 and 2014

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

With regard to construction segment, segment profit and loss is determined in the same way that consolidated profit after tax for the period is determined under IFRS except that revenues and expenses from the development and sale of certain residential real estate are determined by reference to the stage of completion of the contact activity at the end of the reporting period, while in the consolidated financial statements, they are recognized when an individual unit of residential real estate is delivered to the buyer. No adjustments are made for corporate allocations to segment profit and loss. In addition, segment assets and liabilities are measured based on total assets and liabilities in

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

accordance with IFRS without any adjustment for corporate allocations, except that assets and liabilities in connection with the construction and sale of residential real estate are determined by reference to the stage of completion of the contract activity at the end of each period.

For the other segments, segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2014, and the Company has not early adopted them.

(a)	Amendments to IAS No. 19 “Employee Benefits”

Amendments to IAS No. 19 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, an entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits. This amendment is effective for the Company for annual periods beginning on or after January 1, 2015, with early adoption permitted.

Management believes the impact of the amendments on the Company’s consolidated financial statements is not significant.

(b)	IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No.15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS No. 18 “Revenue”, IAS No. 11 “Construction Contracts” and IFRIC No. 13 “Customer Loyalty Programmes”. IFRS No. 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted.

The Company is in the process of assessing the potential impact on its consolidated financial statements resulting from the application of IFRS No 15.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

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

As of December 31, 2012, 2013 and 2014

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

As of December 31, 2012, 2013 and 2014

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

Net borrowing-to-equity ratio as of December 31, 2013 and 2014 is as follows:

	2013		2014
	(in millions of Won)
Total borrowings	￦	26,246,605	27,428,257
Less: Cash and cash equivalents		4,208,562	3,811,202

Net borrowings		22,038,043	23,617,055
Total equity		45,780,682	45,257,396
Net borrowings-to-equity ratio		48.14%	52.18%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 and 2014 are as follows:

	2013		2014 (*2)
	(in millions of Won)
Cash	￦	12,575	2,100
Demand deposits and checking accounts		1,199,768	1,209,367
Time deposits		2,325,449	1,185,146
Other cash equivalents (*1)		670,770	1,414,589

	￦	4,208,562	3,811,202

(*1)	Mainly includes money market trust and others.

(*2)	Cash and cash equivalents as of December 31, 2014 in the statement of cash flows are different from the amounts in the statement of financial position as disclosed above by ￦210,934 million, as the information disclosed above does not include cash and cash equivalents held by POSCO Specialty Steel Co., Ltd., and others which were classified as asset groups held for sale as of December 31, 2014.

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Current
Trade accounts and notes receivable	￦	10,338,891	10,814,881
Finance lease receivables		36,029	24,344
Unbilled due from customers for contract work		1,555,907	1,406,678
Less: Allowance for doubtful accounts		(418,183)	(581,316)

		11,512,644	11,664,587

Non-current
Trade accounts and notes receivable		50,639	60,583
Finance lease receivables		67,251	42,907
Less: Allowance for doubtful accounts		(20,890)	(24,154)

	￦	97,000	79,336

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦73,956 million and ￦106,985 million as of December 31, 2013 and 2014, respectively, and are included in short-term borrowings from financial institutions (Note 17).

(b) Finance lease receivables are as follows:

Customer	Contents	2013		2014
	(in millions of Won)
Korea Electric Power Corporation	Combined thermal power plant 1~4	￦	102,887	66,858
KC CHEMICAL Co., Ltd.	Machinery and equipment		393	393

		￦	103,280	67,251

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(c) The gross amount and present value of minimum lease payments as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Less than 1 year	￦	48,112	32,302
1 year – 5 years		84,270	51,999
Unrealized interest income		(29,102)	(17,050)

Present value of minimum lease payment	￦	103,280	67,251

7. Other Receivables

Other receivables as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Current
Short-term loans	￦	298,289	254,108
Other accounts receivable		1,322,352	1,523,659
Accrued income		74,968	76,393
Deposits		69,502	58,384
Others		275,892	227,192
Less : Allowance for doubtful accounts		(150,580)	(183,520)

	￦	1,890,423	1,956,216

Non-current
Long-term loans	￦	604,478	960,652
Long-term other accounts receivable		152,383	158,018
Accrued income		1,110	1,533
Deposits		111,482	189,120
Less : Allowance for doubtful accounts		(71,998)	(165,163)

	￦	797,455	1,144,160

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

8.	Other Financial Assets

Other financial assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Current
Derivatives assets held for trading	￦	44,082	77,182
Available-for-sale securities		10,772	25,512
Current portion of held-to-maturity securities (bonds)		2,232	15,297
Short-term financial instruments (*1,2)		2,913,579	1,344,929

	￦	2,970,665	1,462,920

Non-current
Derivatives assets held for trading	￦	34,140	19,084
Available-for-sale securities (equity instruments) (*3,4)		4,068,766	2,294,244
Available-for-sale securities (bonds)		32,456	33,350
Available-for-sale securities (others)		54,390	67,135
Held-to-maturity securities (bonds)		1,602	1,796
Long-term financial instruments (*2)		274,376	40,291

	￦	4,465,730	2,455,900

(*1)	As of December 31, 2013 and 2014, ￦949 million and ￦5,465 million, respectively, are restricted for the use in a government project.

(*2)	As of December 31, 2013 and 2014, financial instruments amounting to ￦261,034 million and ￦177,014 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)	During the year ended December 31, 2014, there was objective evidence of impairment for shares such as HYUNDAI Heavy Industries and others due to the significant decline in the fair value of the shares for a prolonged period. As a result, an impairment loss of ￦369,723 million was recognized in profit or loss during the year ended December 31, 2014.

(*4)	As of December 31, 2013 and 2014, ￦691,801 million and ￦173,632 million of available-for-sale securities, respectively, have been provided as collateral for construction projects and borrowings.

9.	Inventories

(a) Inventories as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Finished goods	￦	1,406,297	1,647,331
Merchandise		711,802	902,347
Semi-finished goods		1,711,294	1,654,556
Raw materials		2,228,110	2,334,992
Fuel and materials		801,992	759,193
Construction inventories		1,535,847	1,831,383
Materials-in-transit		1,848,389	2,109,207
Others		96,389	96,274

		10,340,120	11,335,283

Less: Allowance for inventories valuation		(189,282)	(161,940)

	￦	10,150,838	11,173,343

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) The changes of allowance for inventories valuation for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Beginning	￦	215,594	214,795	189,282
Loss on valuation of inventories		76,484	49,172	41,713
Write-off		(71,459)	(73,220)	(69,996)
Reversal and others		(5,824)	(1,465)	941

Ending	￦	214,795	189,282	161,940

10.	Assets Held for Sale

Details of assets held for sale and related liabilities as of December 31, 2013 and 2014 are as follows:

	2013				2014
	Controlling company(*7)		Subsidiaries(*8)	Total	Controlling company(*1,*6)	Subsidiaries(*2,*3,*4,*5,*6)	Total
	(in millions of Won)
Assets
Cash and cash equivalents	￦	—	—	—	—	210,934	210,934
Trade accounts and notes receivableand other receivables		—	—	—	—	90,811	90,811
Other financial assets		—	—	—	580,062	21,028	601,090
Inventories		—	—	—	—	289,716	289,716
Investments in associates		1,304	—	1,304	—	—	—
Investment property		—	—	—	—	22,067	22,067
Property, plant and equipment		—	1,190	1,190	2,672	895,391	898,063
Other assets		—	—	—	—	14,406	14,406

	￦	1,304	1,190	2,494	582,734	1,544,353	2,127,087

Liabilities
Trade accounts and notes payableand other payables	￦	—	—	—	—	225,403	225,403
Borrowings		—	—	—	—	330,059	330,059
Other liabilities		—	—	—	—	35,520	35,520

	￦	—	—	—	—	590,982	590,982

(*1)	In November 2014, Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Pursuant to the merger agreement, the Company will dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity. Therefore, the Company reclassified the available-for-sale investment to assets held for sale. Before the reclassification, the Company recognized an impairment loss of ￦88,572 million in the investment due to a prolonged decline in the fair value of the shares below its cost.

(*2)	The Company agreed to sell 52.2% of its shares of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp. by and entered into a disposal agreement. The agreement was approved by the Board of Directors on December 12, 2014, and the Company classified the related assets and liabilities as held for sale. Related assets and liabilities on POSCO Specialty Steel Co., Ltd. are current assets of ￦580,299 million, non-current assets of ￦795,295 million, current liabilities of ￦315,399 million and non-current liabilities of ￦210,696 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(*3)	The Company agreed to sell its shares of POSFINE Co.,Ltd., an associate of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1. The transaction was approved by the Board of Directors on November 7, 2014 and the Company classified the shares as assets held for sale.

(*4)	Daewoo International Corporation, a subsidiary of the Company, entered into a sales contract to dispose its Daewoo Department Store located in Masan in accordance with the Board of Directors’ resolution on August 18, 2014. Accordingly, the Company classified it as assets held for sale and recognized an impairment loss of ￦16,769 million.

(*5)	POSCO M-TECH, a subsidiary of the Company, determined to dispose of its rare metal department and some of its assets in the Molybdenum factory in Yeongwol, and classified them as assets held-for-sale.

(*6)	The controlling company and POSCO-VIETNAM Co., Ltd., a subsidiary of the Company, determined to dispose of some tangible assets including land and disused facilities and classified them as assets held for sale.

(*7)	The Company determined to dispose of its shares in POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the year ended December 31, 2014 and recognized a loss of ￦14 million on disposal of assets held for sale.

(*8)	POSCO AST, a subsidiary of the Company, determined to dispose of its land and building for employee welfare and classified them as assets held for sale as of December 31, 2012. POSCO AST recognized a loss of ￦436 million on impairment on assets held for sale during the year ended December 31, 2014.

11.	Investments in Associates and Joint ventures

(a) Investments in associates and joint ventures as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Investments in associates	￦	1,830,047	1,626,801
Investments in joint ventures		1,978,646	2,433,706

	￦	3,808,693	4,060,507

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) Details of investments in associates as of December 31, 2013 and 2014 are as follows:

	2013		2014
Company	Book value		Number of shares	Ownership (%)	Acquisition cost		Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	177,563	178,565	28.48	￦	178,566	￦	176,899
SNNC		123,969	18,130,000	49.00		90,650		131,671
POSCO PLANTEC Co., Ltd. (*1)		234,203	—	—		—		—
QSONE Co.,Ltd.		84,096	200,000	50.00		84,395		83,849
Incheon-Gimpo Expressway Co., Ltd. (*2)		37,759	9,032,539	25.76		45,163		43,045
BLUE OCEAN Private Equity Fund		29,391	333	27.52		33,300		31,439
UITrans LRT Co., Ltd. (*2)		19,185	4,395,669	38.19		21,978		30,098
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd (*2)		23,733	2,008,000	25.10		10,040		19,801
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,685	11,862,500	12.50		11,863		12,268
KONES, Corp.		5,784	3,250,000	41.67		6,893		5,430
Gunggi Green Energy (*2)		4,996	2,880,000	19.00		14,400		4,642
Others (31 companies) (*2)		52,761						28,869

		800,125						568,011

[Foreign]
Eureka Moly LLC		217,513	—	20.00		240,123		228,004
South-East Asia Gas Pipeline Company Ltd.		140,202	135,219,000	25.04		150,779		172,805
7623704 Canada Inc.		119,516	114,452,000	10.40		124,341		117,100
Nickel Mining Company SAS		135,178	3,234,698	49.00		157,585		107,408
AES-VCM Mong Duong Power Company Limited		81,436	—	30.00		74,161		93,021
AMCI (WA) PTY LTD		98,467	49	49.00		209,664		88,050
KOREA LNG LTD.		64,453	2,400	20.00		135,205		72,089
CAML RESOURCES PTY LTD		43,820	3,239	33.34		40,388		38,240
NCR LLC		30,496	—	29.41		32,348		32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	10,200,000	34.00		9,517		21,032
PT. Batutua Tembaga Raya		—	128,285	24.10		14,785		14,653
VSC POSCO Steel Corporation		9,464	1,000,000	50.00		9,014		7,621
PT. Wampu Electric Power (*2)		7,237	7,800,000	20.00		9,028		7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,083	50	25.00		4,723		6,969
Others (23 companies)		55,457						51,589

		1,029,922						1,058,790

	￦	1,830,047					￦	1,626,801

(*1)	During the year ended December 31, 2014, the investment in associates was reclassified from associate to subsidiary due to increase in percentage of ownership through capital increase.

(*2)	As of December 31, 2014, investment in associates amounting to ￦110,721 million is provided as collateral related to associates’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(c) Details of investments in joint ventures as of December 31, 2013 and 2014 are as follows:

	2013		2014
Company	Book value		Number of shares	Ownership (%)	Acquisition cost		Book value
	(in millions of Won)
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	￦	115,708	11,568,000	60.00	￦	115,680	￦	112,837
POSCO ES MATERIALS		40,386	1,000,000	50.00		43,000		38,021

		156,094						150,858

[Foreign]
Roy Hill Holdings Pty Ltd (*1)		825,901	13,117,972	12.50		1,528,672		1,268,678
POSCO-NPS Niobium LLC		343,590	325,050,000	50.00		364,609		357,874
CSP - Compania Siderurgica do Pecem		263,419	827,771,230	20.00		469,891		260,906
DMSA/AMSA (*2)		180,355	—	4.00		193,182		165,094
KOBRASCO		95,233	2,010,719,185	50.00		32,950		99,787
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	25.00		61,961		98,893
Others (11 companies)		17,745						31,616

		1,822,552						2,282,848

	￦	1,978,646					￦	2,433,706

(*1)	As of December 31, 2014, investment in joint ventures amounting to ￦1,268,678 million is provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.

(*2)	As of December 31, 2014, investment in joint ventures amounting to ￦165,094 million is provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(d) The movements of investments in associates and joint ventures for the years ended December 31, 2013 and 2014 were as follows:

1) For the year ended December 31, 2013

Company	December 31, 2012 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2013 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	—	178,566	—	(1,017)	14	177,563
SNNC		147,539	—	(27,685)	2,183	1,932	123,969
POSCO PLANTEC Co., Ltd.		181,361	101,210	—	(49,065)	697	234,203
QSONE Co.,Ltd.		—	84,395	—	(299)	—	84,096
Incheon-Gimpo Expressway Co., Ltd.		13,680	24,521	—	(441)	(1)	37,759
BLUE OCEAN Private Equity Fund		33,839	—	—	(2,015)	(2,433)	29,391
UITrans LRT Co., Ltd.		16,444	1,967	—	668	106	19,185
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		29,414	—	—	(5,535)	(146)	23,733
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		—	7,013	—	(327)	(1)	6,685
KONES, Corp.		6,476	—	—	(740)	48	5,784
Gunggi Green Energy		7,353	5,475	—	(8,213)	381	4,996
POSCO MITSUBISHI CARBON TECHNOLOGY		28,060	86,760	—	888	—	115,708
POSCO ES MATERIALS		42,388	—	—	(1,963)	(39)	40,386
Others (34 companies)		104,445	11,325	—	(6,585)	(56,424)	52,761

		610,999	501,232	(27,685)	(72,461)	(55,866)	956,219

[Foreign]
Eureka Moly LLC		213,136	—	—	—	4,377	217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	—	—	(2,585)	(2,044)	140,202
7623704 Canada Inc.		—	124,341	—	(1)	(4,824)	119,516
Nickel Mining Company SAS		146,699	—	—	(16,617)	5,096	135,178
AES-VCM Mong Duong Power Company Limited		48,636	—	—	(12,841)	45,641	81,436
AMCI (WA) PTY LTD		123,018	—	—	(6,283)	(18,268)	98,467
KOREA LNG LTD.		99,976	—	(21,999)	21,898	(35,422)	64,453
CAML RESOURCES PTY LTD		62,227	—	(12,428)	17,984	(23,963)	43,820
NCR LLC		39,303	—	—	(9,609)	802	30,496
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,045	—	—	1,304	251	20,600
VSC POSCO Steel Corporation		9,347	—	(433)	760	(210)	9,464
PT. Wampu Electric Power		7,414	—	—	—	(177)	7,237
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,274	—	(62)	717	154	6,083
Roy Hill Holdings Pty Ltd		527,129	446,201	—	(37,781)	(109,648)	825,901
POSCO-NPS Niobium LLC		348,646	—	(16,188)	16,079	(4,947)	343,590
CSP - Compania Siderurgica do Pecem		214,761	128,185	—	(34,410)	(45,117)	263,419
DMSA/AMSA		124,326	58,374	—	31	(2,376)	180,355
KOBRASCO		113,847	—	(26,482)	21,948	(14,080)	95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		92,888	—	—	2,400	1,021	96,309
Others (35 companies)		87,759	7,439	(11,953)	(70,342)	60,299	73,202

		2,428,262	764,540	(89,545)	(107,348)	(143,435)	2,852,474

	￦	3,039,261	1,265,772	(117,230)	(179,809)	(199,301)	3,808,693

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) For the year ended December 31, 2014

Company	December 31, 2013 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2014 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	177,563	—	—	(664)	—	176,899
SNNC		123,969	—	(5,149)	13,873	(1,022)	131,671
POSCO PLANTEC Co., Ltd. (*2)		234,203	25,356	—	(210,616)	(48,943)	—
QSONE Co., Ltd.		84,096	—	—	(247)	—	83,849
Incheon-Gimpo Expressway Co., Ltd.		37,759	8,331	—	(340)	(2,705)	43,045
BLUE OCEAN Private Equity Fund		29,391	—	—	2,193	(145)	31,439
UITrans LRT Co., Ltd.		19,185	2,330	—	8,583	—	30,098
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		23,733	—	—	(3,714)	(218)	19,801
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,685	6,113	—	(530)	—	12,268
KONES, Corp.		5,784	—	—	(378)	24	5,430
Gunggi Green Energy		4,996	—	—	(354)	—	4,642
POSCO MITSUBISHI CARBON TECHNOLOGY		115,708	—	—	(2,835)	(36)	112,837
POSCO ES MATERIALS		40,386	—	—	(2,229)	(136)	38,021
Others (31 companies)		52,761	12,875	—	(24,284)	(12,483)	28,869

		956,219	55,005	(5,149)	(221,542)	(65,664)	718,869

[Foreign]
Eureka Moly LLC		217,513	—	—	(37)	10,528	228,004
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	25,638	6,965	172,805
7623704 Canada Inc.		119,516	—	(5,505)	(1,678)	4,767	117,100
Nickel Mining Company SAS		135,178	—	—	(17,391)	(10,379)	107,408
AES-VCM Mong Duong Power Company Limited		81,436	—	—	(3,845)	15,430	93,021
AMCI (WA) PTY LTD		98,467	—	—	(6,477)	(3,940)	88,050
KOREA LNG LTD.		64,453	—	(18,668)	18,613	7,691	72,089
CAML RESOURCES PTY LTD		43,820	—	—	(2,191)	(3,389)	38,240
NCR LLC		30,496	—	—	(3,984)	6,086	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	—	(352)	378	406	21,032
PT. Batutua Tembaga Raya		—	14,785	—	—	(132)	14,653
VSC POSCO Steel Corporation		9,464	—	(1,850)	7	—	7,621
PT. Wampu Electric Power		7,237	—	—	134	240	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,083	—	—	679	207	6,969
Roy Hill Holdings Pty Ltd		825,901	530,492	—	(14,783)	(72,932)	1,268,678
POSCO-NPS Niobium LLC		343,590	—	(16,414)	16,370	14,328	357,874
CSP - Compania Siderurgica do Pecem		263,419	75,966	—	(57,127)	(21,352)	260,906
DMSA/AMSA		180,355	—	—	(21,793)	6,532	165,094
KOBRASCO		95,233	—	(18,429)	30,356	(7,373)	99,787
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	943	1,641	98,893
Others (34 companies)		73,202	50,605	(858)	(42,163)	2,419	83,205

		2,852,474	671,848	(62,076)	(78,351)	(42,257)	3,341,638

	￦	3,808,693	726,853	(67,225)	(299,893)	(107,921)	4,060,507

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

(*2)	As of December 31, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below its cost. As a result, the Company recognized an impairment loss of ￦88,600 million as the carrying value was higher than its recoverable amount as of December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(e) Summarized financial information of associates and joint ventures as of and for years ended December 31, 2013 and 2014 is as follows:

1) December 31, 2013

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	652,849	1,034	651,815	—	(3,684)
SNNC		504,351	235,830	268,521	405,419	8,458
POSCO PLANTEC Co., Ltd.		900,409	765,481	134,928	597,561	(98,435)
QSONE Co., Ltd.		247,592	79,399	168,193	882	(597)
Incheon-Gimpo Expressway Co., Ltd.		157,082	32,691	124,391	—	(1,473)
BLUE OCEAN Private Equity Fund		341,118	234,321	106,797	425,678	(7,321)
UITrans LRT Co., Ltd.		102,828	56,438	46,390	—	(925)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		284,290	222,246	62,044	10,224	(15,924)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,195	1,712	53,483	1,064	(1,116)
KONES, Corp.		3,748	2,296	1,452	7,442	(1,612)
Gunggi Green Energy		333,027	263,608	69,419	21,577	(5,526)
POSCO MITSUBISHI CARBON TECHNOLOGY		243,644	51,747	191,897	—	89
POSCO ES MATERIALS		59,807	10,590	49,217	5,759	(3,926)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,755,847	1,195,935	559,912	19,878	(10,323)
7623704 Canada Inc.		1,161,363	15	1,161,348	—	(10)
Nickel Mining Company SAS		416,878	91,851	325,027	120,324	(39,686)
KOREA LNG LTD.		381,437	98	381,339	111,602	109,495
CAML RESOURCES PTY LTD		185,465	52,782	132,683	238,296	53,950
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		133,554	67,202	66,352	205,453	3,859
VSC POSCO Steel Corporation		33,116	17,860	15,256	110,059	1,766
PT. Wampu Electric Power		122,733	89,862	32,871	27,042	(3,496)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		63,304	38,951	24,353	79,578	3,134
Roy Hill Holdings Pty Ltd		2,703,533	244,437	2,459,096	—	(302,248)
POSCO-NPS Niobium LLC		686,978	—	686,978	—	32,158
CSP - Compania Siderurgica do Pecem		1,520,989	78,847	1,442,142	—	(16,915)
DMSA/AMSA		8,636,317	5,190,558	3,445,759	—	(473)
KOBRASCO		203,467	13,001	190,466	70,428	42,852
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		776,557	418,958	357,599	1,479,765	5,359

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) December 31, 2014

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	621,960	1,044	620,916	—	(576)
SNNC		826,597	528,246	298,351	345,836	41,117
QSONE Co., Ltd.		247,590	79,891	167,699	13,674	(603)
Incheon-Gimpo Expressway Co., Ltd.		337,639	172,464	165,175	—	(1,148)
BLUE OCEAN Private Equity Fund		361,810	247,573	114,237	574,476	8,489
UITrans LRT Co., Ltd.		169,574	117,996	51,578	—	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		256,207	208,960	47,247	5,240	(14,789)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		100,063	1,917	98,146	1,932	(4,238)
KONES, Corp.		3,756	3,155	601	7,269	(907)
Gunggi Green Energy		328,976	264,278	64,698	124,181	(4,720)
POSCO MITSUBISHI CARBON TECHNOLOGY		405,387	218,275	187,112	—	(4,725)
POSCO ES MATERIALS		64,088	19,602	44,486	13,403	(4,459)

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,997,068	1,306,957	690,111	353,439	102,385
7623704 Canada Inc.		1,138,126	4	1,138,122	—	(612)
Nickel Mining Company SAS		410,230	140,860	269,370	133,975	(24,800)
KOREA LNG LTD.		393,581	45	393,536	94,936	93,067
CAML RESOURCES PTY LTD		159,281	38,591	120,690	172,093	(6,570)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,077	80,538	67,539	186,733	1,112
PT. Batutua Tembaga Raya		100,142	151,591	(51,449)	1,309	(2,110)
VSC POSCO Steel Corporation		38,388	26,942	11,446	103,877	73
PT. Wampu Electric Power		172,950	138,012	34,938	43,184	670
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,097	38,572	27,525	80,059	2,636
Roy Hill Holdings Pty Ltd		6,809,416	3,431,438	3,377,978	—	(118,264)
POSCO-NPS Niobium LLC		715,546	—	715,546	—	32,741
CSP - Compania Siderurgica do Pecem		3,060,008	1,467,004	1,593,004	—	(90,649)
DMSA/AMSA		8,938,860	5,918,665	3,020,195	695,505	(544,837)
KOBRASCO		234,595	35,021	199,574	99,677	60,712
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		816,813	448,854	367,959	1,290,490	3,771

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2014 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
Intergra Coal J/V	Mine development	2.35	Australia
RUM J/V	Mine development	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	Australia

13.	Investment Property, Net

(a) Investment property as of December 31, 2013 and 2014 are as follows:

	2013				2014
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
	(in millions of Won)
Land	￦	200,468	(38,966)	161,502	447,350	(31,838)	415,512
Buildings		399,998	(160,805)	239,193	681,924	(90,277)	591,647
Structures		6,836	(3,237)	3,599	4,058	(1,998)	2,060
Construction-in-progress		20,935	—	20,935	46,373	—	46,373

	￦	628,237	(203,008)	425,229	1,179,705	(124,113)	1,055,592

As of December 31, 2014, the fair value of investment property is ￦1,288,080 million, among which the Company evaluated the investment property of 6 subsidiaries, including DONG FANG JIN HONG, as its book value since it is believed that the book value of ￦812,591 million approximates fair value. Also, the Company used the prior year’s fair value for some of the investment property since it is believed to be approximately the same.

(b) Changes in the carrying value of investment property for the years ended December 31, 2013 and 2014 were as follows:

1) For the year ended December 31, 2013

	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
	(in millions of Won)
Land	￦	211,382	—	12,625	(4,410)	—	(58,095)	161,502
Buildings		304,503	10	8,432	(3,129)	(12,008)	(58,615)	239,193
Structures		5,306	—	—	—	(314)	(1,393)	3,599
Construction-in-progress		—	20,935	—	—	—	—	20,935

	￦	521,191	20,945	21,057	(7,539)	(12,322)	(118,103)	425,229

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) For the year ended December 31, 2014

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	161,502	97,883	13	(20,500)	—	176,614	415,512
Buildings		239,193	195,722	208	(19,212)	(12,858)	188,594	591,647
Structures		3,599	—	—	—	(413)	(1,126)	2,060
Construction-in-progress		20,935	112,998	—	—	—	(87,560)	46,373

	￦	425,229	406,603	221	(39,712)	(13,271)	276,522	1,055,592

(*1)	Impairment losses of investment property amounting to ￦23 million are included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2013 and 2014 are as follows:

	2013					2014
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Land	￦	2,719,989	(11,979)	—	2,708,010	2,801,288	—	—	2,801,288
Buildings		8,112,980	(3,223,992)	(153)	4,888,835	8,824,462	(3,460,858)	(4,280)	5,359,324
Structures		4,649,271	(1,864,574)	(110)	2,784,587	5,106,863	(2,076,499)	(201)	3,030,163
Machinery and equipment		40,685,986	(21,242,212)	(938)	19,442,836	43,972,182	(22,771,455)	(842)	21,199,885
Vehicles		284,113	(233,080)	—	51,033	304,346	(247,611)	(40)	56,695
Tools		346,018	(283,120)	(45)	62,853	360,625	(296,517)	(39)	64,069
Furniture and fixtures		568,313	(394,958)	(203)	173,152	577,126	(433,330)	(14)	143,782
Finance lease assets		151,219	(50,695)	—	100,524	162,154	(82,073)	—	80,081
Construction-in-progress		5,553,322	—	(5,033)	5,548,289	2,511,009	—	(5,101)	2,505,908

	￦	63,071,211	(27,304,610)	(6,482)	35,760,119	64,620,055	(29,368,343)	(10,517)	35,241,195

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) Changes in the carrying value of property, plant and equipment for the years ended December 31, 2013 and 2014 were as follows:

1) For the year ended December 31, 2013

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,646,422	23,404	23,108	(24,548)	—	39,624	2,708,010
Buildings		4,168,802	72,168	7,352	(48,278)	(308,084)	996,875	4,888,835
Structures		2,320,181	29,338	18,568	(7,633)	(189,740)	613,873	2,784,587
Machinery and equipment		16,532,204	740,682	9,634	(88,565)	(1,867,408)	4,116,289	19,442,836
Vehicles		60,154	10,326	700	(2,356)	(19,402)	1,611	51,033
Tools		69,851	20,638	304	(1,811)	(33,494)	7,365	62,853
Furniture and fixtures		183,380	31,578	1,087	(4,837)	(72,062)	34,006	173,152
Finance lease assets		57,224	670	—	(712)	(12,766)	56,108	100,524
Construction-in-progress		6,238,161	5,931,141	—	(10,369)	—	(6,610,644)	5,548,289

	￦	32,276,379	6,859,945	60,753	(189,109)	(2,502,956)	(744,893)	35,760,119

(*1)	Impairment losses of property, plant and equipment amounting to ￦9,742 million are included.

(*2)	Includes reclassification for changing purpose of use, adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2014

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,708,010	92,645	146,755	(10,410)	(1,839)	(133,873)	2,801,288
Buildings		4,888,835	97,701	72,483	(18,968)	(372,445)	691,718	5,359,324
Structures		2,784,587	42,341	15,525	(3,517)	(223,487)	414,714	3,030,163
Machinery and equipment		19,442,836	372,448	26,998	(45,777)	(2,194,014)	3,597,394	21,199,885
Vehicles		51,033	17,665	614	(2,136)	(20,166)	9,685	56,695
Tools		62,853	29,351	4,210	(578)	(33,480)	1,713	64,069
Furniture and fixtures		173,152	41,113	1,599	(2,291)	(70,938)	1,147	143,782
Finance lease assets		100,524	2,710	—	(31)	(29,825)	6,703	80,081
Construction-in-progress		5,548,289	2,804,568	19,156	(14,088)	—	(5,852,017)	2,505,908

	￦	35,760,119	3,500,542	287,340	(97,796)	(2,946,194)	(1,262,816)	35,241,195

(*1)	Impairment losses of property, plant and equipment amounting to ￦64,833 million are included.

(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation differences and others.

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Weighted average expenditure	￦	6,442,564	1,772,492
Borrowing costs capitalized		290,117	76,566
Capitalization rate		4.50%	4.32%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(d) Property, plant and equipment and investment property pledged as collateral as of December 31, 2013 and 2014 are as follows:

	Collateral right holder	2013		2014
		(in millions of Won)
Land (*1)	Korean Development Bank and others	￦	767,004	1,040,850
Buildings and structures (*1)	Korean Development Bank and others		1,112,855	1,324,597
Machinery and equipment	Korean Development Bank and others		3,343,747	3,594,331
Tools	Korean Development Bank		7,300	104
Construction-in-progress	The Export-Import Bank of Korea		382,339	—

		￦	5,613,245	5,959,882

(*1)	Investment property is included.

15.	Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2013 and 2014 are as follows:

	2013					2014
	Acquisition cost		Accumulated amortization and impairment	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment	Government grants	Book value
	(in millions of Won)
Goodwill	￦	1,741,562	(125,624)	—	1,615,938	1,932,065	(136,921)	—	1,795,144
Intellectual property rights		1,551,898	(76,026)	(1,013)	1,474,859	2,910,143	(146,544)	(920)	2,762,679
Premium in rental		148,295	(17,028)	—	131,267	150,438	(19,496)	—	130,942
Development expense		158,228	(95,780)	(1,346)	61,102	330,365	(161,263)	(356)	168,746
Port facilities usage rights		504,331	(337,220)	—	167,111	506,125	(349,681)	—	156,444
Exploration and evaluation assets		389,601	(29,853)	—	359,748	123,025	(30,566)	—	92,459
Mining development assets		968,191	—	—	968,191	—	—	—	—
Customer relationships		856,308	(163,428)	—	692,880	859,023	(217,398)	—	641,625
Power generation permit		—	—	—	—	539,405	—	—	539,405
Other intangible assets		843,705	(384,960)	(1)	458,744	1,159,574	(562,014)	(15)	597,545

	￦	7,162,119	(1,229,919)	(2,360)	5,929,840	8,510,163	(1,623,883)	(1,291)	6,884,989

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(2) The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2013 and 2014 were as follows:

1) For the year ended December 31, 2013

	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	(103,436)	3,015	1,615,938
Intellectual property rights		275,146	54,182	—	(291)	(35,532)	(10,313)	1,191,667	1,474,859
Premium in rental (*2)		137,733	4,089	1,605	(4,382)	(211)	(4,457)	(3,110)	131,267
Development expense		60,931	13,717	2,032	—	(23,166)	(5,675)	13,263	61,102
Port facilities usage rights		83,122	—	—	—	(10,318)	—	94,307	167,111
Exploration and evaluation assets		479,728	4,669	—	—	—	—	(124,649)	359,748
Mining development assets		1,643,306	289,016	—	—	—	—	(964,131)	968,191
Customer relationships		750,732	—	—	—	(51,944)	—	(5,908)	692,880
Other intangible assets		517,971	211,627	684	(1,102)	(58,843)	(1,435)	(210,158)	458,744

	￦	5,662,360	577,300	6,989	(5,775)	(180,014)	(125,316)	(5,704)	5,929,840

(*1)	Business combination amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation adjustment and reclassification.

2) For the year ended December 31, 2014

	Beginning		Acquisitions	Business combination (note 41)	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	￦	1,615,938	—	187,285	—	—	(11,297)	3,218	1,795,144
Intellectual property rights		1,474,859	199,850	32	(218)	(143,548)	(27,720)	1,259,424	2,762,679
Premium in rental (*2)		131,267	8,775	1,661	(4,484)	(265)	(2,609)	(3,403)	130,942
Development expense		61,102	18,032	2,659	(3,484)	(56,453)	(9,366)	156,256	168,746
Port facilities usage rights		167,111	433	—	—	(12,462)	—	1,362	156,444
Exploration and evaluation assets		359,748	32,191	—	—	—	(718)	(298,762)	92,459
Mining development assets		968,191	1,484	—	—	—	—	(969,675)	—
Customer relationships		692,880	—	—	—	(53,969)	—	2,714	641,625
Power generation permit (*4)		—	—	539,405	—	—	—	—	539,405
Other intangible assets (*5)		458,744	262,076	88,808	(665)	(77,243)	(717)	(133,458)	597,545

	￦	5,929,840	522,841	819,850	(8,851)	(343,940)	(52,427)	17,676	6,884,989

(*1)	Business combination amounts include goodwill amounting to ￦180,418 million related to the acquisition of POSCO PLANTEC Co., Ltd.

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes translation adjustment and reclassification.

(*4)	POSCO ENERGY CO., LTD. recognized other intangible assets amounting to ￦539,405 million in relation to operation permit for electricity business when acquiring POSPOWER CO., Ltd.

(*5)	For the year ended December 31, 2014, POSCO ENGINEERING & CONSTRUCT ION., LTD. recognized other intangible assets and other provisions amounting to ￦169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(c) For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2013 and 2014 are as follows:

Reporting segments	Total number of CGUs
	2013	2014	CGUs	2013		2014
	(in millions of Won)
Steel	10	10	POSCO Thainox Public Company Limited	￦	18,624	16,206
			POSCO VST CO., LTD.		36,955	36,955
			Others		14,084	13,623
Trading	3	3	Daewoo International Corporation (*1)		1,163,922	1,163,922
			Others		9,711	9,918
E&C	4	5	POSCO Engineering Co., Ltd. (*2)		194,637	194,637
			EPC EQUITIES LLP		44,412	44,719
			POSCO PLANTEC Co., Ltd. (*3)		—	180,418
			Others		11,119	14,802
Others	10	9	PONUTech Co., Ltd		77,298	77,298
			POSCO ENERGY Co., LTD.		26,471	26,471
			Others		18,705	16,175

Total	27	27		￦	1,615,938	1,795,144

(*1)	Recoverable amounts of Daewoo International Corporation are determined based on its value-in-use. As of December 31, 2014, value-in-use is estimated by applying 7.17% discount rate and 2.5% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. The key assumption for the estimated future cash flow projections for the next 5 years is the revenue growth rate. The average annual growth rate of 7.86% is used based on the average growth rate of revenue in the past 5 years ( 2010 through 2014) and the Company’s business plan for next 5 years. No impairment loss of goodwill recognized during the year ended December 31, 2014 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦212,085 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 1%, value-in-use will be decreased by 9.17% and when the terminal growth rate decreases by 1%, value-in-use will be decreased by 5.36%.

Management believes that any reasonably possible change in the key assumption on which the recoverable amount is based would cause a change in impairment loss of goodwill.

(*2)	Recoverable amounts of POSCO Engineering Company are determined based on its value-in-use. As of December 31, 2014, value-in-use is estimated by applying 9.17% discount rate and 1% terminal growth rate with 5 years. The estimated future cash flows for the next 5 years are based on management’s approved business plan. The most significant assumption on the cash flow projections for the next 5 years is the cash flows from construction projects based on the business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2014 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amounts of CGU exceeded the carrying value by ￦13,837 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 3.38% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 2.55%. The change has no effect on the impairment loss of the goodwill.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*3)	Recoverable amount of POSCO PLANTEC Co., Ltd. was determined based on fair value less cost to sell. No impairment loss of goodwill was recognized during the year ended December 31, 2014 as the recoverable amount exceeded the carrying value of the CGU.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

16.	Other Assets

Other current assets and other long-term assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Current
Advance payments	￦	1,138,976	845,114
Prepaid expenses		130,272	129,914
Others		1,420	1,397

		1,270,668	976,425

Non-current
Long-term advance payments		3,090	3,454
Long-term prepaid expenses		204,449	243,933
Others (*1)		157,659	260,162

	￦	365,198	507,549

(*1)	As of December 31, 2014, the Company recognized assets amounting to ￦132,060 million in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the result of the Company’s appeal is finalized.

17.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2013 and 2014 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2013		2014
	(in millions of Won)
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2014~ December, 2014	January, 2015~ December, 2015	0.1~6.0	￦	100,211	105,673
Short-term borrowings	HSBC and others	January, 2014~ December, 2014	January, 2015~ December, 2015	0.4~12.3		7,256,486	9,138,804

						7,356,697	9,244,477

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	June, 2003~ December, 2014	January, 2015~ December, 2015	0.5~9.0		856,188	1,159,090
Less: Present value discount						(59)	—
Current portion of foreign loan	NATIXIS	March, 1986	September, 2015	2.0		927	418
Current portion of debentures	Korean Development Bank and others	August, 2009~ March, 2014	February, 2015~ December, 2015	1.3~6.0		2,502,246	1,793,252
Less: Current portion of discount on debentures issued						(2,353)	(1,753)

						3,356,949	2,951,007

					￦	10,713,646	12,195,484

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) Long-term borrowings, excluding current portion as of December 31, 2013 and 2014 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2013		2014
	(in millions of Won)
Long-term borrowings	Export-Import Bank of Korea and others	January, 1983~ December, 2014	January, 2016~ December, 2099	0.5~10.0	￦	7,017,532	7,359,773
Less: Present value discount						(43,897)	(109,949)
Foreign loan (*1)	NATIXIS	March, 1986	March, 2017	2.0		1,140	627
Bonds	Korean Development Bank and others	August, 2006~ December, 2014	February, 2016~ October, 2023	0.9~6.3		8,590,965	8,009,547
Less: Discount on debentures issued						(45,372)	(27,225)
Add: Premium on debentures redemption						12,591	—

					￦	15,532,959	15,232,773

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(c) Property, plant and equipment, trade accounts and notes receivable, financial assets, available-for-sale financial assets and inventories amounting to ￦5,950,260 million, ￦27,621 million (three hundred eleven sheets of notes receivable), ￦15,156 million, ￦6,726 million and ￦344,146 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

18.	Other Payables

Other payables as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Current
Accounts payable	￦	914,288	1,082,676
Accrued expenses		873,613	740,250
Dividend payable		11,709	12,077
Finance lease liabilities		14,218	21,888
Withholdings		315,026	337,822

		2,128,854	2,194,713

Non-current
Accounts payable		116,160	81,344
Accrued expenses		25,358	25,886
Finance lease liabilities		39,257	24,815
Long-term withholdings		25,859	37,941

	￦	206,634	169,986

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Current
Derivatives liabilities	￦	128,370	84,146
Financial guarantee liabilities		7,534	27,491

		135,904	111,637

Non-current
Derivatives liabilities		229,096	64,926
Financial guarantee liabilities		30,925	26,169

	￦	260,021	91,095

20. Provisions

(a) Provisions as of December 31, 2013 and 2014 are as follows:

	2013			2014
	Current		Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	￦	52,377	—	49,505	—
Provision for construction warranties		35,027	20,669	16,352	63,996
Provision for legal contingencies and claims (*1)		—	30,330	—	50,424
Provisons for the restoration (*2)		—	4,385	39,336	35,462
Others (*3)		19,925	90,888	44,837	73,357

	￦	107,329	146,272	150,030	223,239

(*1)	The Company recognized probable outflow of resources amounting to ￦17,549 million and ￦44,309 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of December 31, 2013 and 2014, respectively.

(*2)	Due to contamination of land near the Company’s magnesium plant located in Gangneung, the Company recognized a provision of ￦89,433 million related to restoration costs. When estimating related costs, the Company has assumed that it would use all of technologies and materials available to restore the land. In addition, the Company has applied a discount rate of 3.04% to measure the present value of these costs.

(*3)	As of December 31, 2013 and 2014, the amount includes a provision of ￦74,888 million and ￦23,600 million, respectively, for expected outflows of resources in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION Co., LTD.

(b) The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(c) Changes in provisions for the years ended December 31, 2013 and 2014 were as follows:

1) For the year ended December 31, 2013

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	42,904	48,362	(36,126)	(2,058)	(705)	52,377
Provision for construction warranties		50,716	27,008	(15,356)	(3,887)	(2,785)	55,696
Provision for legal contingencies and claims		30,920	5,090	(4,353)	(1,327)	—	30,330
Provisons for the restoration		4,371	130	—	—	(116)	4,385
Others		49,018	85,947	(23,576)	(1,597)	1,021	110,813

	￦	177,929	166,537	(79,411)	(8,869)	(2,585)	253,601

(*1)	Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2014

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	52,377	45,071	(46,761)	(1,646)	464	49,505
Provision for construction warranties		55,696	34,410	(15,719)	(4,677)	10,638	80,348
Provision for legal contingencies and claims		30,330	15,289	—	(7,716)	12,521	50,424
Provisons for the restoration		4,385	89,565	(19,328)	—	176	74,798
Others		110,813	282,406	(258,571)	(19,523)	3,069	118,194

	￦	253,601	466,741	(340,379)	(33,562)	26,868	373,269

(*1)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a) Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Expense related to post-employment benefit under defined contribution plans	￦	16,520	19,126	23,414

(b) Defined benefit plans

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Present value of funded obligations	￦	1,515,426	1,713,074
Fair value of plan assets		(1,247,483)	(1,427,918)
Present value of non-funded obligations		5,217	5,169

Net defined benefit liabilities	￦	273,160	290,325

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) Changes in present value of defined benefit obligations for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Defined benefit obligation at the beginning of period	￦	1,410,399	1,520,643
Current service costs		238,386	230,445
Interest costs		47,039	54,737
Remeasurements :		(12,615)	85,166
— Loss(Gain) from change in demograhpic assumptions		(5,624)	18,911
— Loss from change in financial assumptions		7,667	54,131
— Others		(14,658)	12,124
Business combinations		11,379	48,695
Benefits paid		(129,038)	(160,792)
Others		(44,907)	(60,651)

Defined benefit obligation at the end of period	￦	1,520,643	1,718,243

3) Changes in fair value of plan assets for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Fair value of plan assets at the beginning of period	￦	1,064,711	1,247,483
Interest on plan assets		37,677	47,296
Remeasurement of plan assets		(1,482)	(11,236)
Contributions to plan assets (*1)		254,771	273,867
Business combinations		9,372	30,863
Benefits paid		(82,624)	(109,352)
Others		(34,942)	(51,003)

Fair value of plan assets at the end of period	￦	1,247,483	1,427,918

(*1)	The Company expects to make an estimated contribution of ￦272,767 million to the defined benefit plan assets in 2015.

4) The fair value of plan assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Equity instruments	￦	35,364	43,010
Debt instruments		98,686	236,665
Deposits		958,509	997,414
Others		154,924	150,829

	￦	1,247,483	1,427,918

5) The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Current service costs	￦	212,450	238,386	230,445
Net interest costs (*1)		13,682	9,362	7,441

	￦	226,132	247,748	237,886

(*1)	The actual return on plan assets amounted to ￦39,826 million, ￦36,195 million and ￦36,060 million for the years ended December 31, 2012, 2013 and 2014, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

The above expenses by function were as follows:

	2012		2013	2014
	(in millions of Won)
Cost of sales	￦	164,763	180,090	172,668
Selling and administrative expenses		60,457	66,327	64,960
Others		912	1,331	258

	￦	226,132	247,748	237,886

6) Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Beginning	￦	(182,702)	(245,229)	(239,005)
Current actuarial gains (losses)		(62,527)	6,224	(75,101)

Ending	￦	(245,229)	(239,005)	(314,106)

7) The principal actuarial assumptions as of December 31, 2013 and 2014 are as follows:

	2013	2014
	(%)
Discount rate	3.47~4.91	2.58~8.58
Expected future increase in salaries (*1)	1.07~5.75	1.00~10.22

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past three years.

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

8) Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
	(in millions of Won)
Discount rate	￦	(126,866)	(7.4)	143,406	8.3
Expected future increases in salaries		143,117	8.3	(107,206)	(6.2)

9) As of December 31, 2014 the maturity of the expected benefit payments are as follows:

	Within 1 year		1 year- 5 years	5 years- 10 years	10 years- 20 years	After 20 years	Total
	(in millions of Won)
Benefits paid	￦	49,514	292,921	747,429	959,413	283,963	2,333,240

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining working lives of employees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

22.	Other Liabilities

Other liabilities as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Current
Due to customers for contract work	￦	806,818	992,249
Advances received		1,384,793	1,310,894
Unearned revenue		29,217	21,627
Withholdings		192,497	167,002
Deferred revenue		202	—
Others (*1)		268,032	236,021

	￦	2,681,559	2,727,793

Non-current
Advances received	￦	512,096	235,825
Unearned revenue		1,465	1,170
Others (*1)		57,954	45,987

	￦	571,515	282,982

(*1)	Includes other current liabilities amounting to ￦261,855 million, ￦214,731 million and other long-term liabilities amounting to ￦8,935 million and ￦8,819 million as of December 31, 2013 and 2014, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries including MT. Thorley.

23.	Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	78,222	96,266
Available-for-sale financial assets		4,166,384	2,420,241
Held-to-maturity financial assets		3,834	17,093
Loans and receivables		21,226,369	19,380,295

	￦	25,474,809	21,913,895

2) Financial liabilities as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	357,466	149,072
Financial liabilities evaluated as amortized cost
Trade accounts and notes payable		4,231,881	4,039,255
Borrowings		26,246,605	27,428,257
Financial guarantee liabilities		38,459	53,660
Others		2,253,989	2,101,354

		32,770,934	33,622,526

	￦	33,128,400	33,771,598

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

3) Finance income and costs by category of financial instrument for the years ended December 31, 2012, 2013 and 2014 were as follows:

 December 31, 2012

	Finance income and costs
	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	130	77,907	—	407,505	—	—	485,542	—
Available-for-sale financial assets		1,046	—	—	75,809	(224,171)	124,475	(22,841)	(81,471)
Held-to-maturity financial assets		1,664	—	—	(224)	—	79	1,519	—
Loans and receivables		275,967	—	(414,421)	(33,786)	—	(406)	(172,646)	—
Financial liabilities at fair value through profit or loss		—	(143,754)	—	(308,350)	—	—	(452,104)	—
Financial liabilities at amortized cost		(871,457)	—	1,204,286	—	—	(72,874)	259,955	—

	￦	(592,650)	(65,847)	789,865	140,954	(224,171)	51,274	99,425	(81,471)

‚ December 31, 2013

	Finance income and costs
	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	549	67,951	—	348,126	—	—	416,626	—
Available-for-sale financial assets		4,010	—	—	101,842	(280,237)	59,181	(115,204)	412,346
Held-to-maturity financial assets		480	—	—	—	—	84	564	—
Loans and receivables		255,359	—	(49,541)	(20,009)	—	(145)	185,664	—
Financial liabilities at fair value through profit or loss		—	(287,864)	—	(264,739)	—	—	(552,603)	—
Financial liabilities at amortized cost		(657,681)	—	285,922	—	—	(11,703)	(383,462)	—

		￦(397,283)	(219,913)	236,381	165,220	(280,237)	47,417	(448,415)	412,346

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

ƒ December 31, 2014

	Finance income and costs
	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	—	72,466	—	256,941	—	—	329,407	—
Available-for-sale financial assets		309	—	—	181,774	(369,723)	47,825	(139,815)	(333,891)
Held-to-maturity financial assets		260	—	—	—	—	(244)	16	—
Loans and receivables		227,685	—	301,623	(20,912)	—	(255)	508,141	—
Financial liabilities at fair value through profit or loss		—	(98,003)	—	(282,638)	—	—	(380,641)	—
Financial liabilities at amortized cost		(795,585)	—	(288,513)	(38,594)	—	(19,641)	(1,142,333)	—

		￦(567,331)	(25,537)	13,110	96,571	(369,723)	27,685	(825,225)	(333,891)

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Cash and cash equivalents	￦	4,208,562	3,811,202
Financial assets at fair value through profit or loss		78,222	96,266
Available-for-sale financial assets		97,618	125,486
Held-to-maturity financial assets		3,834	17,093
Loans and other receivables		5,408,163	3,825,170
Trade accounts and notes receivable, net		11,512,644	11,664,587
Long-term trade accounts and notes receivable, net		97,000	79,336

	￦	21,406,043	19,619,140

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2013 and 2014, the maximum exposure to credit risk related to the financial guarantees amounted to ￦4,520,052 million and ￦4,780,700 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) Impairment losses on financial assets

 Allowance for doubtful accounts as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Trade accounts and notes receivable	￦	439,073	605,470
Other accounts receivable		81,470	94,579
Loans		127,990	234,107
Other assets		13,118	19,997

	￦	661,651	954,153

‚ Impairment losses on financial assets for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Bad debt expenses on trade receivables	￦	90,119	108,933
Impairment of available-for-sale financial assets		280,237	369,723
Other bad debt expenses (*1)		111,065	96,373
Impairment of held-to-maturity financial assets		—	319
Less: Recovery of impairment of held-to-maturity financial assets		(84)	(75)

	￦	481,337	575,273

(*1)	Other bad debt expenses are mainly related to other receivables and loans.

ƒ The aging and impairment losses of trade accounts and notes receivable as of December 31, 2013 and 2014 are as follows:

	2013			2014
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
	(in millions of Won)
Not due	￦	8,485,935	48,147	8,599,898	53,093
Over due less than 1 month		1,849,829	12,675	1,867,838	7,171
1 month – 3 months		239,498	3,124	273,981	3,323
3 months – 12 months		503,171	10,681	201,213	16,893
Over 12 months		970,284	364,446	1,406,463	524,990

	￦	12,048,717	439,073	12,349,393	605,470

„ The aging and impairment losses of loans and other receivables as of December 31, 2013 and 2014 are as follows:

	2013		2014
	Loans and other receivables	Impairment	Loans and other receivables	Impairment
	(in millions of Won)
Not due	5,186,745	11,176	3,523,546	97,043
Over due less than 1 month	28,501	19,138	28,806	136
1 month – 3 months	13,293	30	97,165	19,571
3 months – 12 months	92,022	820	77,119	7,264
Over 12 months	310,180	191,414	447,217	224,669

	5,630,741	222,578	4,173,853	348,683

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

… Changes in the allowance for doubtful accounts for the years ended December 31, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Beginning	￦	406,721	474,877	661,651
Bad debt expenses		79,258	90,119	108,933
Other bad debt expenses		44,115	111,065	96,373
Others		(55,217)	(14,410)	87,196

Ending	￦	474,877	661,651	954,153

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
	(in millions of Won)
Trade accounts and notes payable	￦	4,039,255	4,039,255	3,950,786	88,469	—
Financial guarantee liabilities (*1)		53,660	4,780,700	4,780,700	—	—
Other financial liabilities		2,101,354	2,101,354	1,931,368	169,986	—
Borrowings		27,428,257	30,185,854	13,231,111	11,066,493	5,888,250

	￦	33,622,526	41,107,163	23,893,965	11,324,948	5,888,250

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2) The maturity analysis of derivative financial liabilities is as follows:

	Within 1 year		1 year- 5 years	After 5 years	Total
	(in millions of Won)
Currency forward	￦	29,080	13,115	—	42,195
Currency futures		54,102	—	—	54,102
Currency swaps		—	48,581	3,230	51,811
Interest swaps		349	—	—	349
Other forwards		615	—	—	615

	￦	84,146	61,696	3,230	149,072

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2013 and 2014 are as follows:

	2013			2014
	Assets		Liabilities	Assets	Liabilities
	(in millions of Won)
USD	￦	3,929,623	8,953,287	4,771,164	8,328,804
EUR		365,021	408,542	387,102	683,685
JPY		482,691	1,727,946	185,891	1,145,643
Others		372,715	212,287	140,699	45,414

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) As of December 31, 2013 and 2014, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	10% increase	10% decrease	10% increase	10% decrease
	(in millions of Won)
USD	￦(502,366)	502,366	(355,764)	355,764
EUR	(4,352)	4,352	(29,658)	29,658
JPY	(124,526)	124,526	(95,975)	95,975

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Fixed rate
Financial assets	￦	8,195,153	6,250,418
Financial liabilities		(15,633,891)	(17,258,183)

		(7,438,738)	(11,007,765)

Variable rate
Financial liabilities		￦(10,612,712)	(10,170,074)

2) Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

3) Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2013 and 2014, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	1% increase	1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	￦ (106,127)	106,127	(101,701)	101,701

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(f) Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2013 and 2014 are as follows:

	2013			2014
	Book value		Fair value	Book value	Fair value
	(in millions of Won)
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	3,560,515	3,560,515	1,963,289	1,963,289
Derivatives assets held for trading (*2)		78,222	78,222	96,266	96,266

		3,638,737	3,638,737	2,059,555	2,059,555

Assets measured amortized cost (*3)
Cash and cash equivalents		4,208,562	4,208,562	3,811,202	3,811,202
Trade accounts and notes receivable, net		11,609,644	11,609,644	11,743,923	11,743,923
Loans and other receivables, net		5,408,163	5,408,163	3,825,170	3,825,170
Held-to-maturity financial assets		3,834	3,834	17,093	17,093

		21,230,203	21,230,203	19,397,388	19,397,388

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		357,466	357,466	149,072	149,072

Liabilities measured amortized cost (*3)
Trade accounts and notes payable		4,231,881	4,231,881	4,039,255	4,039,255
Borrowings		26,246,605	26,550,721	27,428,257	27,756,615
Financial guarantee liabilities		38,459	38,459	53,660	53,660
Others		2,253,989	2,253,989	2,101,354	2,101,354

	￦	32,770,934	33,075,050	33,622,526	33,950,884

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies is used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.

(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model and others in which the market yields on government bonds are used as a discount rate.

(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

2) Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2013 and 2014 are as follows:

	2013	2014
Interest rate of borrowings (%)	0.76~5.18	0.22~4.92

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

3) The fair value hierarchy

	The fair values of financial instruments by fair value hierarchy as of December 31, 2013 and 2014 are as follows:

a. December 31, 2013

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	2,816,484	—	744,031	3,560,515
Derivatives assets held for trading		—	78,222	—	78,222

		2,816,484	78,222	744,031	3,638,737

Financial liabilities
Derivatives liabilities held for trading	￦	—	357,466	—	357,466

b. December 31, 2014

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	1,808,384	—	154,905	1,963,289
Derivatives assets held for trading		—	96,266	—	96,266

		1,808,384	96,266	154,905	2,059,555

Financial liabilities
Derivatives liabilities held for trading	￦	—	149,072	—	149,072

‚	Changes in fair value of financial instruments classified as Level 3 for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Beginning	￦	758,673	744,031
Valuation		(15,423)	(60,445)
Acquisition and others (*1)		19,766	65,232
Disposal and others (*2)		(18,985)	(593,913)

Ending	￦	744,031	154,905

(*1)	Included transferred amount due to change in fair value hierarchy.

(*2)	Included ￦580,062 million transferred to assets held for sale for the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(g) Offsetting financial assets and financial liabilities

As of December 31, 2013 and 2014, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1) December 31, 2013

	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
	(in millions of Won)
Financial assets
Trade accounts and notes receivable	￦	73,956	—	73,956	(73,956)	—	—
Derivatives		64,408	—	64,408	(64,408)	—	—

Total		138,364	—	138,364	(138,364)	—	—

Financial liabilities
Short-term borrowings		73,956	—	73,956	(73,956)	—	—
Derivatives		108,405	—	108,405	(64,408)	(3,410)	40,587

Total	￦	182,361	—	182,361	(138,364)	(3,410)	40,587

2) December 31, 2014

	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
	(in millions of Won)
Financial assets
Trade accounts and notes receivable	￦	106,985	—	106,985	(106,985)	—	—
Derivatives (*1)		79,286	—	79,286	(79,286)	—	—

Total		186,271	—	186,271	(186,271)	—	—

Financial liabilities
Short-term borrowings		106,985	—	106,985	(106,985)	—	—
Derivatives (*1)		128,980	—	128,980	(79,286)	(6,912)	42,782

Total	￦	235,965	—	235,965	(186,271)	(6,912)	42,782

(*1)	Some of the derivative contracts are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

24.	Share Capital and Capital Surplus

(a) Share capital as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(Share, in Won)
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2014, total shares of ADRs of 51,622,460 are equivalent to 12,905,615 of common stock.

(*2)	As of December 31, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) The changes in issued common stock for the years ended December 31, 2013 and 2014 were as follows:

	2013			2014
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
	(share)
Beginning	87,186,835	(9,942,391)	77,244,444	87,186,835	(7,403,211)	79,783,624
Disposal of treasury shares	—	2,539,180	2,539,180	—	209,404	209,404
Ending	87,186,835	(7,403,211)	79,783,624	87,186,835	(7,193,807)	79,993,028

(c) Capital surplus as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,215	783,791
Other capital deficit		(154,774)	(163,898)

	￦	1,078,266	1,083,718

25.	Hybrid Bonds

(a) Hybrid bonds classified as equity as of December 31, 2013 and 2014 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2013		2014
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(*1)	Details of hybrid bonds as of December 31, 2014 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2
(in millions of Won)
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-06-12 : 4.3% reset every 5 years as follows;	30 years (The Company has a right to extend the maturity date) Issue date ~ 2023-06-12 : 4.6% reset every 10 years as follows;
Interest rate	· After 5 years : return on government bond (5 years) + 1.3% . After 10 years : additionally +0.25% according to Step-up clauses · After 25 years : additionally +0.75%	· After 10 years : return on government bond (10 years) + 1.4% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75%
Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company) The Company can call the hybrid bond at year 5 and interest payment date afterwards	(Optional deferral of interest payment is available to the Company) The Company can call the hybrid bond at year 10 and interest payment date afterwards
Others

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2014 amounts to ￦2,301 million.

(b) POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2013 and 2014 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2013		2014
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2014 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
(in millions of Won)
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 4.66% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 4.72% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 5.21% reset every 5 years as follows; · After 5 years : return on
Interest rate	government bond (5 years) + 1.39% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly	government bond (5 years) + 1.45% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly	government bond (5 years) + 1.55% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly
Interest payments condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

POSCO ENERGY CO., LTD., a subsidiary, holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, POSCO ENERGY CO., LTD. cannot declare or pay dividends attributable to common stock. Since the subsidiary has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity (non-controlling interests) in the Company’s consolidated financial statements. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2014 amounts to ￦2,063 million.

26.	Reserves

(a) Reserves as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(295,946)	(344,942)
Changes in the unrealized fair value of available-for-sale investments		480,409	144,783
Currency translation differences		(189,085)	(187,740)
Others		(18,454)	(20,874)

	￦	(23,076)	(408,773)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) Changes in fair value of available-for-sale investments for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Beginning balance	￦	67,956	480,409
Changes in the unrealized fair value of available-for-sale investments		312,196	(411,671)
Reclassification to profit of loss upon disposal		(73,848)	(176,124)
Impairment of avaible-for-sale investments		170,892	267,920
Others		3,213	(15,751)

Ending balance	￦	480,409	144,783

27.	Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2013 and 2014 were as follows:

	2013			2014
	Number of shares	Amount		Number of shares	Amount
	(shares, in millions of Won)
Beginning	9,942,391	￦	2,391,406	7,403,211	￦	1,579,124
Disposal of treasury shares	(2,539,180)		(812,282)	(209,404)		(44,667)

Ending	7,403,211	￦	1,579,124	7,193,807	￦	1,534,457

28.	Revenue

Details of revenue for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Sales of goods	￦	55,123,774	50,921,090	53,636,957
Service sales		3,488,562	3,614,227	2,962,404
Construction sales		4,401,918	6,787,100	7,797,953
Rental income		32,056	24,735	18,876
Others		298,948	418,591	342,435

	￦	63,345,258	61,765,743	64,758,625

29.	Construction Contracts

(a) Construction contracts in progress as of December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Aggregate amount of costs incurred	￦	9,738,267	10,972,880
Add: Recognized profits		844,097	617,771
Less: Recognized losses		(467,023)	(449,227)
Cumulative construction revenue		10,115,341	11,141,424
Less: Progress billing		(9,325,078)	(10,665,962)
Foreign currency gains and losses		(1,379)	(5,721)
Others		(39,795)	(55,312)

	￦	749,089	414,429

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) Unbilled amount due from customers and due to customers for contract work as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Unbilled due from customers for contract work	￦	1,555,907	1,406,678
Due to customers for contract work		(806,818)	(992,249)

	￦	749,089	414,429

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

30.	Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Wages and salaries	￦	694,682	754,819	781,433
Expenses related to post-employment benefits		61,261	67,482	66,744
Other employee benefits		170,734	165,751	174,131
Travel		52,817	53,003	50,257
Depreciation and amortization		218,747	228,496	273,220
Communication		15,088	14,601	9,579
Electricity expenses		11,305	13,389	11,746
Taxes and public dues		59,664	55,177	55,647
Rental		93,268	110,191	137,366
Repairs		11,769	5,708	13,924
Entertainment		18,239	17,295	17,633
Advertising		55,777	105,663	104,485
Research & development		192,321	192,805	175,195
Service fees		264,439	240,034	215,974
Supplies		10,166	15,031	10,856
Vehicles maintenance		22,442	12,109	12,685
Industry association fee		11,487	11,924	11,856
Training		17,772	12,056	9,979
Conference		17,745	17,004	17,620
Contribution to provisions		13,148	19,075	16,056
Bad debt allowance		79,258	90,119	108,933
Others		37,334	30,073	34,437

	￦	2,129,463	2,231,805	2,309,756

(b) Selling expenses

Selling expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Freight and custody expenses	￦	1,472,817	1,432,935	1,551,705
Operating expenses for distribution center		9,327	9,838	10,782
Sales commissions		74,308	73,922	66,359
Sales advertising		4,575	3,228	4,615
Sales promotion		17,525	27,129	25,777
Sample		7,489	4,751	3,477
Sales insurance premium		32,065	27,031	39,538
Contract cost		52,176	37,323	49,891
Others		8,406	15,963	7,974

	￦	1,678,688	1,632,120	1,760,118

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Selling and administrative expenses	￦	192,321	192,805	175,195
Cost of sales		385,128	369,842	353,149

	￦	577,449	562,647	528,344

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Other operating income
Gains on disposals of assets held for sale	￦	193,333	101,611	48,232
Gains on disposals of investments in associates		39,441	7,668	41,258
Gains on disposals of property, plant and equipment		42,290	14,177	15,039
Reversal of impairment loss on intangible assets		530	122	2,793
Reversal of other provision expenses		16,037	2,924	19,769
Retal revenues		1,898	1,588	1,743
Outsourcing income		29,136	25,428	14,200
Gain on disposals of wastes		38,597	16,541	11,357
Gain from claim compensation		31,613	14,525	29,171
Penalty income from early termination of contracts		15,054	16,477	34,606
Grant income		3,198	2,287	1,441
Others		36,993	25,725	49,797

	￦	448,120	229,073	269,406

Other operating expenses
Other bad debt expenses	￦	(44,115)	(111,065)	(96,373)
Losses on disposals of assets held for sale		(9,510)	(26,498)	(14)
Impairment losses on assets held for sale		(258,451)	(1,814)	(17,205)
Losses on disposals of property, plant and equipment		(65,486)	(121,133)	(50,006)
Impairment losses on property, plant and equipment		(12,977)	(9,742)	(64,833)
Impairment losses on intangible assets		(21,776)	(125,316)	(55,220)
Idle tangible assets expenses		(31,297)	(17,624)	(12,214)
Impariment losses on other non-current assets		(36,453)	(9,000)	(38,137)
Other provision expenses		—	(65,896)	(126,601)
Donations		(73,963)	(60,940)	(69,544)
Loss on disposals of investment in associates		(15,119)	(19,404)	(2,556)
Loss on disposals of wastes		(45,480)	(15,231)	(16,386)
Penalty and additional tax payments (*1)		(149,437)	(19,340)	(352,173)
Others		(45,401)	(47,803)	(78,412)

	￦	(809,465)	(650,806)	(979,674)

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦271,646 million, primarily related to VAT, during the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Finance income
Interest income	￦	278,807	260,398	228,254
Dividend income		124,475	59,181	47,825
Gain on foreign currency transactions		935,457	997,591	1,022,253
Gain on foreign currency translations		936,740	511,143	453,471
Gain on derivatives transactions		407,791	370,343	327,738
Gain on valuations of derivatives		94,492	72,297	73,279
Gain on disposals of available-for-sale financial assets		112,095	105,563	236,484
Others		7,206	4,322	7,458

	￦	2,897,063	2,380,838	2,396,762

Finance costs
Interest expenses	￦	(871,457)	(657,681)	(795,585)
Loss on foreign currency transactions		(839,241)	(927,453)	(1,033,723)
Loss on foreign currency translations		(243,091)	(344,900)	(428,891)
Loss on derivatives transactions		(309,067)	(286,574)	(353,435)
Loss on valuation of derivatives		(159,604)	(291,465)	(101,330)
Impairment loss on available-for-sale financial assets		(224,171)	(280,237)	(369,723)
Loss on disposals of available-for-sale financial assets		(36,286)	(3,721)	(54,710)
Loss on financial guarantee		(38,442)	(5,880)	(10,077)
Others		(76,279)	(31,342)	(74,513)

		￦ (2,797,638)	(2,829,253)	(3,221,987)

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014 were as follows (excluding finance costs and income tax expense):

	2012		2013	2014
	(in millions of Won)
Changes in inventories	￦	13,939,002	12,072,361	9,090,004
Cost of merchandises sold		25,997,220	25,909,164	30,899,849
Employee benefits expenses (*2)		2,889,829	3,174,316	3,197,902
Outsourced processing cost		8,896,642	9,462,946	9,294,977
Electricity expenses		837,507	1,109,765	1,370,390
Depreciation expenses (*1)		2,405,769	2,505,536	2,894,609
Amortization expenses		157,991	180,014	343,940
Freight and custody expenses		1,472,817	1,432,935	1,551,705
Sales commisions		74,308	73,922	66,359
Loss on disposals of property, plant and equipment		65,486	121,133	50,006
Donations		73,963	60,940	69,544
Other expenses		3,727,705	3,325,515	3,685,748

	￦	60,538,239	59,428,547	62,515,033

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(*2)	The details of employee benefits expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Wages and salaries	￦	2,647,177	2,907,442	2,936,602
Expenses related to post-employment benefits		242,652	266,874	261,300

	￦	2,889,829	3,174,316	3,197,902

35.	Income Taxes

(a) Income tax expense for the years ended December 31, 2012, 2013 and 2014 was as follows:

	2012		2013	2014
	(in millions of Won)
Current income taxes	￦	795,601	615,771	790,055
Deferred income tax due to temporary differences		145,461	106,066	(79,719)
Items recorded directly in equity		32,954	(132,808)	113,505

Income tax expense	￦	974,016	589,029	823,841

(b) The following table reconciles the calculated income tax expense based on POSCO’s statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2012, 2013 and 2014.

	2012		2013	2014
	(in millions of Won)
Profit before income tax expense	￦	3,331,862	1,938,045	1,387,880
Income tax expense computed at statutory rate		806,311	469,007	335,405
Adjustments:
Tax credits		(188,713)	(169,166)	(49,615)
Adjustments on prior year tax from tax audit		—	—	56,257
Under(over) provision from prior years		1,776	(1,178)	(463)
Tax effects due to amendments to local income tax law		—	—	39,890
Investment in subsidiaries, associates and joint ventures		281,437	251,014	371,876
Tax effects due to permanent differences		48,220	7,703	69,998
Others		24,985	31,649	493

		167,705	120,022	488,436

Income tax expense	￦	974,016	589,029	823,841

Effective tax rate (%)		29.23%	30.39%	59.36%

(c) The income taxes credited (charged) directly to equity during the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Net changes in the unrealized fair value of available-for-sale securities	￦	(139,679)	105,639
Gain on sale of treasury stock		(1,707)	(4,654)
Others		8,578	12,520

	￦	(132,808)	113,505

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(d) The movements in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2014 were as follows:

	2013				2014
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(29,013)	551	(28,462)	(28,462)	16,049	(12,413)
Allowance for doubtful accounts		112,428	37,175	149,603	149,603	46,132	195,735
Reserve for technology developments		(375,930)	(4,735)	(380,665)	(380,665)	121,632	(259,033)
PPE — Depreciation		(46,574)	13,232	(33,342)	(33,342)	26,667	(6,675)
Share of profit or loss of equity-accounted investees		(96,374)	7,069	(89,305)	(89,305)	(7,388)	(96,693)
Reserve for inventory valuation		(4,082)	2,560	(1,522)	(1,522)	3,513	1,991
PPE — Revaluation		(799,932)	(211,661)	(1,011,593)	(1,011,593)	(211,006)	(1,222,599)
Prepaid expenses		31,240	(2,855)	28,385	28,385	(10,924)	17,461
PPE — Impairment loss		28,755	(3,237)	25,518	25,518	(3,556)	21,962
Loss on foreign currency translation		(63,345)	(125,857)	(189,202)	(189,202)	120,090	(69,112)
Defined benefit obligations		70,624	29,732	100,356	100,356	20,328	120,684
Plan assets		(46,421)	(12,245)	(58,666)	(58,666)	5,631	(53,035)
Provision for construction losses		2,227	2,046	4,273	4,273	680	4,953
Provision for construction warranty		14,841	1,833	16,674	16,674	3,697	20,371
Accrued income		(3,197)	282	(2,915)	(2,915)	(776)	(3,691)
Impairment loss on AFS		66,722	66,367	133,089	133,089	38,912	172,001
Difference in acquisition costs of treasury stocks		20,378	43,835	64,213	64,213	(2,074)	62,139
Others		233,704	59,813	295,486	295,486	(148,968)	144,161

		(883,949)	(96,095)	(978,075)	(978,075)	18,639	(961,793)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		24,006	(139,679)	(115,673)	(115,673)	105,639	(10,034)
Others		46,138	8,578	54,716	54,716	12,520	67,236

		70,144	(131,101)	(60,957)	(60,957)	118,159	57,202

Deferred tax from tax credit
Tax credit carryforward and others		339,108	98,534	437,642	437,642	(137,276)	300,366
Investments in subsidiaries and associates
Investments in subsidiaries and associates		19,095	23,666	42,761	42,761	(64,388)	(21,627)

	￦	(455,602)	(104,996)	(558,629)	(558,629)	(64,866)	(625,852)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(e) Deferred tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	2013				2014
	Assets		Liabilities	Net	Assets	Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(28,462)	(28,462)	—	(12,413)	(12,413)
Allowance for doubtful accounts		149,695	(92)	149,603	197,159	(1,424)	195,735
Reserve for technology developments		—	(380,665)	(380,665)	—	(259,033)	(259,033)
PPE — Depreciation		23,265	(56,607)	(33,342)	39,412	(46,087)	(6,675)
Share of profit or loss of equity-accounted investees		—	(89,305)	(89,305)	—	(96,693)	(96,693)
Reserve for inventory valuation		4,392	(5,914)	(1,522)	7,294	(5,303)	1,991
PPE — Revaluation		—	(1,011,593)	(1,011,593)	—	(1,222,599)	(1,222,599)
Prepaid expenses		28,385	—	28,385	17,461	—	17,461
PPE — Impairment loss		25,518	—	25,518	23,489	(1,527)	21,962
Loss on foreign currency translation		243,772	(432,974)	(189,202)	83,521	(152,633)	(69,112)
Defined benefit obligations		110,891	(10,535)	100,356	125,758	(5,074)	120,684
Plan assets		22	(58,688)	(58,666)	—	(53,035)	(53,035)
Provision for construction losses		4,273	—	4,273	4,953	—	4,953
Provision for construction warranty		16,674	—	16,674	20,371	—	20,371
Accrued income		5	(2,920)	(2,915)	—	(3,691)	(3,691)
Impairment loss on AFS		133,089	—	133,089	172,001	—	172,001
Difference in acquisition costs of treasury stocks		64,213	—	64,213	62,139	—	62,139
Others		322,191	(26,705)	295,486	283,655	(139,494)	144,161

		1,126,385	(2,104,460)	(978,075)	1,037,213	(1,999,006)	(961,793)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		128,938	(244,611)	(115,673)	238,489	(248,523)	(10,034)
Others		70,441	(15,725)	54,716	91,636	(24,400)	67,236

		199,379	(260,336)	(60,957)	330,125	(272,923)	57,202

Deferred tax from tax credit
Tax credit carryforward and others		481,256	(43,614)	437,642	339,959	(39,593)	300,366
Investments in subsidiaries and associates
Investments in subsidiaries and associates		530,823	(488,062)	42,761	601,265	(622,892)	(21,627)

	￦	2,337,843	(2,896,472)	(558,629)	2,308,562	(2,934,414)	(625,852)

(f) As of December 31, 2014, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,104,205 million (deferred tax liabilities of ￦751,218 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

36.	Earnings per Share

(a) Basic and diluted earnings per share for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(Won, except per share information)
Profit attribute to controlling interest	￦	2,437,227,818,749	1,370,877,921,262	632,706,233,938
Interests of hybrid bonds		—	(18,313,914,551)	(33,048,799,997)
Weighted-average number of common shares outstanding (*1)		77,244,444	78,009,654	79,801,539

Basic and diluted earnings per share	￦	31,552	17,338	7,514

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	2012	2013	2014
	(shares)
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,391)	(9,177,181)	(7,385,296)

Weighted-average number of common shares outstanding	77,244,444	78,009,654	79,801,539

As of December 31, 2012, 2013 and 2014, the Company has no potential dilutive common shares. Accordingly, diluted earnings per share is identical to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

37.	Related Party Transactions

(a) Significant transactions with related parties for the years ended December 31, 2012, 2013 and 2014 were as follows:

1) For the year ended December 31, 2012

	Sales and others				Purchase and others
	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	27,401	709	28,110	46	1,408,787	7	42,246	1,451,086
POSCO Processing & Service		897,017	34	897,051	1,392,988	—	—	2,903	1,395,891
POSCO COATED & COLOR STEEL Co., Ltd.		489,507	38	489,545	—	—	5,574	922	6,496
POSCO PLANTEC Co., Ltd.		3,253	63	3,316	3,331	233,788	23,372	17,455	277,946
POSCO ICT		1,330	217	1,547	1,151	285,093	31,050	151,621	468,915
eNtoB Corporation		—	11	11	211,449	3,490	225	20,978	236,142
POSCO CHEMTECH		492,720	19,197	511,917	507,215	10,153	279,507	1,275	798,150
POSCO M-TECH		27,770	136	27,906	130,363	9,018	176,263	2,904	318,548
POSCO ENERGY CO., LTD.		87,387	820	88,207	—	482	—	1,772	2,254
POSCO TMC Co., Ltd.		230,215	20	230,235	25	—	995	12	1,032
POSCO AST		278,446	17	278,463	8,114	—	50,320	213	58,647
POSHIMETAL Co., Ltd.		23,882	130	24,012	149,809	180	—	5	149,994
Daewoo International Corporation		4,271,317	133	4,271,450	10,562	—	389	4,780	15,731
POSCO NST Co., Ltd.		212,534	2	212,536	1,229	—	2,147	242	3,618
POSCO America Corporation		726,450	—	726,450	—	—	—	733	733
POSCO Canada Ltd.		—	—	—	205,129	—	—	—	205,129
POSCO Asia Co., Ltd.		1,928,881	627	1,929,508	105,392	592	—	1,329	107,313
POSCO (Thailand) Company Limited		119,031	247	119,278	—	—	—	182	182
Qingdao Pohang Stainless Steel Co., Ltd.		62,347	2	62,349	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		128,974	—	128,974	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,439,580	—	1,439,580	20,472	2,857	—	5,381	28,710
POSCO-India Pune Processing Center. Pvt. Ltd.		164,450	33	164,483	—	—	—	15	15
POSCO MEXICO S.A. DE C.V.		337,921	724	338,645	—	—	—	492	492
POSCO Maharashtra Steel Private		154,055	1,587	155,642	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	73,471	—	—	—	73,471
Others		569,076	2,787	571,863	81,411	56,570	17,673	132,115	287,769

		12,673,544	27,534	12,701,078	2,902,157	2,011,010	587,522	387,575	5,888,264

Associates and joint ventures
POSMATE		951	21,093	22,044	1,058	21	14,947	30,032	46,058
SNNC		2,162	349	2,511	379,050	—	—	—	379,050
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		27,697	—	27,697	—	—	—	—	—
Dongbang Special Steel Co., Ltd.		89,094	—	89,094	—	—	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	58	58	68,079	—	—	—	68,079
PT. POSMI Steel Indonesia		9,696	—	9,696	—	—	—	—	—
POSK(Pinghu) Steel Processing Center Co., Ltd.		3,889	—	3,889	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		16,309	—	16,309	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		26,280	—	26,280	—	—	—	—	—
Others		7,774	117	7,891	5,303	—	6,579	2,530	14,412

		183,852	21,617	205,469	453,490	21	21,526	32,562	507,599

	￦	12,857,396	49,151	12,906,547	3,355,647	2,011,031	609,048	420,137	6,395,863

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) For the year ended December 31, 2013

	Sales and others				Purchase and others
	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	16,439	3,421	19,860	3,042	2,235,798	5,855	9,242	2,253,937
POSCO Processing & Service		987,424	8	987,432	1,215,510	—	—	805	1,216,315
POSCO COATED & COLOR STEEL Co., Ltd.		472,353	25	472,378	—	—	10,648	98	10,746
POSCO PLANTEC Co., Ltd. (*1)		2,324	19	2,343	1,499	67,081	13,733	2,492	84,805
POSCO ICT		1,210	195	1,405	679	279,660	31,231	157,126	468,696
POSMATE		1,419	85	1,504	805	1,041	15,732	32,894	50,472
eNtoB Corporation		—	10	10	234,352	13,241	149	20,079	267,821
POSCO CHEMTECH		512,139	25,868	538,007	491,562	21,832	287,584	1,223	802,201
POSCO M-TECH		11,122	94	11,216	158,709	2,336	220,986	141	382,172
POSCO ENERGY CO., LTD.		104,209	915	105,124	—	5,178	—	7	5,185
POSCO TMC Co., Ltd.		188,915	15	188,930	—	—	1,051	1,298	2,349
POSCO AST		500,193	10	500,203	6,985	—	56,520	2,029	65,534
POSHIMETAL Co., Ltd.		18,922	137	19,059	166,042	—	—	5	166,047
Daewoo International Corporation		3,522,678	65	3,522,743	16,297	—	—	2,843	19,140
POSCO America Corporation		596,681	1	596,682	—	—	—	339	339
POSCO Canada Ltd.		—	—	—	144,329	—	—	—	144,329
POSCO Asia Co., Ltd.		2,068,965	221	2,069,186	64,434	182	—	1,673	66,289
POSCO (Thailand) Company Limited		56,210	56	56,266	—	—	—	85	85
Qingdao Pohang Stainless Steel Co., Ltd.		58,502	—	58,502	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		129,345	1	129,346	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,270,325	—	1,270,325	19,978	2	—	2,972	22,952
POSCO-India Pune Processing Center. Pvt. Ltd.		119,503	7	119,510	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		256,014	693	256,707	—	—	—	621	621
POSCO Maharashtra Steel Private		176,425	3,157	179,582	—	—	—	236	236
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	108,179	—	—	—	108,179
Others		558,923	7,569	566,492	92,527	38,843	18,782	77,101	227,253

		11,630,240	42,572	11,672,812	2,724,929	2,665,194	662,271	313,323	6,365,717

Associates and joint ventures
SNNC		1,532	458	1,990	402,639	—	—	—	402,639
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*1)		15,028	48	15,076	1,735	65,802	9,781	6,883	84,201
POSCHROME (PROPRIETARY) LIMITED		—	—	—	66,762	—	—	—	66,762
PT. POSMI Steel Indonesia		6,538	—	6,538	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		3,786	—	3,786	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		19,906	—	19,906	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		6,429	—	6,429	—	—	—	—	—
Others		546	165	711	3,937	—	—	176	4,113

		53,765	671	54,436	475,073	65,802	9,781	7,059	557,715

	￦	11,684,005	43,243	11,727,248	3,200,002	2,730,996	672,052	320,382	6,923,432

(*1)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd. in 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

3) For the year ended December 31, 2014

	Sales and others (*1)				Purchase and others (*2)
	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
	(in millions of Won)
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	22,659	16,789	39,448	544,202	247,286	3,689	30,852	826,029
POSCO Processing & Service		1,075,567	8,649	1,084,216	785,943	—	—	1,681	787,624
POSCO COATED & COLOR STEEL Co., Ltd.		444,513	12	444,525	—	—	12,313	195	12,508
POSCO ICT (*5)		929	2,593	3,522	356	209,893	26,231	161,173	397,653
POSMATE		520	2,178	2,698	411	28	16,475	34,188	51,102
eNtoB Corporation		—	3	3	297,119	10,433	137	21,073	328,762
POSCO CHEMTECH		532,973	26,537	559,510	513,759	5,449	301,149	923	821,280
POSCO M-TECH		180	24	204	117,940	2,385	200,622	6,887	327,834
POSCO ENERGY CO., LTD.		177,517	1,230	178,747	—	2,263	—	20	2,283
POSCO TMC Co., Ltd.		240,318	9	240,327	—	—	1,056	1,611	2,667
POSCO AST		503,452	5	503,457	10,396	—	57,355	2,671	70,422
POSHIMETAL Co., Ltd.		11,261	3,660	14,921	166,442	—	—	—	166,442
Daewoo International Corporation		3,558,652	20,652	3,579,304	90,361	—	—	3,857	94,218
POSCO Specialty Steel Co., Ltd.		5,313	201,927	207,240	40,124	—	1,939	266	42,329
POSCO America Corporation		747,933	2	747,935	—	—	—	1,794	1,794
POSCO Canada Ltd.		—	—	—	141,767	—	—	—	141,767
POSCO Asia Co., Ltd.		2,167,148	89	2,167,237	169,945	—	10,006	1,969	181,920
POSCO (Thailand) Company Limited		55,221	46	55,267	—	—	—	8	8
Qingdao Pohang Stainless Steel Co., Ltd.		79,783	—	79,783	—	—	—	19	19
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		136,836	—	136,836	—	—	—	5	5
POSCO JAPAN Co., Ltd.		1,329,947	4	1,329,951	15,165	2,269	3	2,279	19,716
POSCO-India Pune Processing Center. Pvt. Ltd.		107,587	74	107,661	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		287,468	929	288,397	—	—	—	—	—
POSCO Maharashtra Steel Private		444,407	6,053	450,460	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	57,742	—	—	11,513	69,255
Others		680,066	1,827	681,893	158,484	63,932	15,585	51,674	289,675

		12,610,250	293,292	12,903,542	3,110,156	543,938	646,560	334,658	4,635,312

Associates and joint ventures (*3)
POSCO Plant Engineering Co., Ltd. (*4)		15,310	64	15,374	3,195	119,369	15,777	22,751	161,092
SNNC		3,077	5,716	8,793	339,991	—	—	5	339,996
POSCHROME (PROPRIETARY) LIMITED		—	—	—	59,241	—	—	—	59,241
PT. POSMI Steel Indonesia		6,061	30	6,091	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		2,855	—	2,855	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		24,059	—	24,059	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)		1,132	—	1,132	—	—	—	—	—
Others		737	41,873	42,610	3,668	—	—	—	3,668

		53,231	47,683	100,914	406,095	119,369	15,777	22,756	563,997

	￦	12,663,481	340,975	13,004,456	3,516,251	663,307	662,337	357,414	5,199,309

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.

(*3)	As of December 31, 2014, the Company provided guarantees to related parties (Note 38).

(*4)	It is reclassified from associate to subsidiary due to the additional acquisitions of its shares by the Company.

(*5)	Others mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) The related account balances of significant transactions with related companies as of December 31, 2013 and 2014 are as follows:

1) December 31, 2013

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	40	110,955	110,995	—	105,603	—	105,603
POSCO Processing & Service		103,400	73	103,473	17,914	683	—	18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65	69,325	—	59	1,434	1,493
POSCO ICT		75	123	198	—	51,247	—	51,247
POSMATE		489	1,533	2,022	141	3,274	1,058	4,473
eNtoB Corporation		—	—	—	8,057	10,311	—	18,368
POSCO CHEMTECH		46,943	4,313	51,256	35,829	6,983	8,663	51,475
POSCO M-TECH		18	28	46	12,020	21,326	10,799	44,145
POSCO ENERGY CO., LTD.		14,733	2,894	17,627	—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536	—	16	50	66
POSCO AST		85,501	53	85,554	—	3,004	5,238	8,242
POSHIMETAL Co., Ltd.		1,721	12	1,733	—	12,624	—	12,624
Daewoo International Corporation		148,383	878	149,261	9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554	—	—	—	—
POSCO Canada Ltd.		—	—	—	12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744	2,063	—	—	2,063
POSCO (Thailand) Company Limited		6,052	7	6,059	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329	—	—	—	—
POSCO JAPAN Co., Ltd.		73,992	—	73,992	862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117	—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092	—	—	—	—
POSCO Maharashtra Steel Private Limited		55,392	3,218	58,610	—	—	—	—
Others		54,357	8,887	63,244	6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767	105,051	231,080	28,890	365,021

Associates and jointventures
SNNC		140	40	180	16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		879	46	925	353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67	—	—	—	—
LLP POSUK Titanium		—	4,066	4,066	—	—	—	—
Others		—	17	17	319	2	—	321

		1,019	4,236	5,255	17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	122,392	231,082	28,890	382,364

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

2) December 31, 2014

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
POSMATE		—	1,673	1,673	600	2,007	4,828	7,435
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO M-TECH		—	37	37	7,311	12,231	22,703	42,245
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
POSCO Specialty Steel Co., Ltd.		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Limited		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO JAPAN Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO-India Pune Processing Center. Pvt. Ltd.		6,401	5	6,406	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		126,474	56,788	183,262	7,239	54,727	1,545	63,511

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and jointventures
SNNC		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	￦	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(c) For the years ended December 31, 2012, 2013 and 2014, details of compensation to key management officers were as follows:

	2012		2013	2014
	(in millions of Won)
Short-term benefits	￦	109,614	121,054	116,961
Retirement benefits		25,049	20,713	21,604
Long-term benefits		22,462	23,480	17,242

	￦	157,125	165,247	155,807

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million for the year ended December 31, 2012 (2013 and 2014 : nil).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

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

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

(b) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2014, are as follows:

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
[The Company]
POSCO	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	71,448
	POSCO Investment Co., Ltd.	BOA and others	USD	330,000,000	362,736
		BOC	CNY	350,000,000	62,031
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	622,223
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	71,448
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	312,970
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea and others	USD	242,000,000	266,006
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	142,896
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	193,392,500	212,577
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	92,095
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,484,249

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,740
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	16,000,000	17,587
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	32,976
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	18,839,300	20,708
	Brazil Sao Paulo Steel Processing Center	HSBC and others	USD	52,000,000	57,158
	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	48,772,000	53,610
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	56,000,000	61,555
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co.,Ltd.	Woori Bank and others	USD	135,000,000	148,392
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	18,137
	SANTOSCMI S.A.	CITI Equador and others	USD	46,000,000	50,563
	POSCO Engineering and Construction India Private Limited	Shinhan Bank	INR	383,201,941	6,645
POSCO Processing&Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,723
	POSCO Gulf SFC LLC	KEB Bank and others	USD	27,000,000	29,678
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Investment	USD	7,986,947	8,779
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Investment	USD	2,700,000	2,968
		POSCO Investment	USD	4,000,000	4,397
	VECTUS LIMITED	KEB Bank	GBP	3,500,000	5,987
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	213,135
POSCO Engineering CO.,Ltd	PT PEN INDONESIA	KEB Bank and others	USD	12,818,876	14,091
		KEB Bank and others	IDR	145,244,014,735	12,825
	POSCO ENGINEERING	CITI Bank	USD	15,300,000	16,818
	(THAILAND) CO., LTD.	Woori Bank and others	THB	6,347,013,800	212,244
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	MIZUHO and others	JPY	1,021,811,730	9,402
	POSCO-JKPC Co., Ltd.	Higo Bank and others	JPY	974,000,000	8,962
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,300
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,691,513	2,959
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	NBU	USD	6,127,060	6,735
POSCO E&C CHINA Co.,Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank	USD	33,000,000	36,274
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	KEB Bank and others	CNY	71,820,000	12,729
	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,300,000,000	230,399

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	42,000,000	46,166
	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	13,075,000	14,372
POSCO PLANTEC Co., Ltd.	POSCO PLANTEC Thailand CO. LTD	Woori Bank	THB	45,000,000	1,505
POSCO Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	354,409,800	389,567
SANTOSCMI S.A.	COMPANIADEAUTO- MATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	1,550,000	1,704
[Associates and joint ventures]
POSCO	LLP POSUK Titanium	KB Bank	USD	15,000,000	16,488
	CSP — Compania Siderurgica do Pecem	KDB Bank	USD	56,666,667	62,288
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	181,515
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	11,112,500	12,214
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Posco e&c Songdo International Building	Others	KRW	356,600	356,600
	New Songdo City Development, LLC	Others	KRW	340,000	340,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Others	KRW	28,226	28,226
POSCO Processing&Service	Sebang Steel	Shinhan Bank	JPY	245,000,000	2,254
POSCO ICT	UITrans LRT Co., Ltd.	KB Bank	KRW	76,000	76,000
	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	NH Bank	KRW	2,528	2,528
POSCO Engineering CO., Ltd	PT. Wampu Electric Power	Woori Bank	USD	7,996,848	8,790
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications and others	CNY	100,000,000	17,723
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,595
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of korea	USD	65,454,545	71,948
	Sherritt International Corporation	Export-Import Bank of korea	USD	21,818,182	23,983

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	The union of City environment improvement for Kukje building and others	Others	KRW	745,350	745,350
	Gale International Korea, LLC	Others	USD	50,000,000	54,960
	INTERNATIONAL BUSINESS CENTER CORPORATION	Export-Import Bank of korea	USD	20,000,000	21,984
POSCO ICT	BTL business and others	Kyobo Life Insurance Co.,Ltd and others	KRW	2,055,936	2,055,936
	SMS Energy and others	Hana Bank and others	KRW	158,860	158,860
POSCO Engineering CO., Ltd	GD	Shinhan Bank	KRW	3,500	3,500
	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	53,930	53,930
	Beomeo Saint Western Hotel	Meritz Insurance and others	KRW	6,600	6,600
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	28,173	28,173
POSCO M-TECH	JMTECH CO.,LTD and others	Seoul Guarantee Insurance Co., Ltd.	KRW	15,239	15,239
POSCO PLANTEC Co., Ltd.	JGC	Export-Import Bank of korea	KRW	855	855
	AKER and others		USD	4,301,517	4,728
	Alstom Power Inc. and others	KDB Bank	USD	24,258,546	26,668
	Court and others		KRW	16,417	16,417
	GS Engineering & Construction Corp and others	Seoul Guarantee Insurance Co., Ltd.	USD	9,985,137	10,977
	SK Engineering & Construction co., ltd		CAD	889,882	843
	GYEONGSANGBUK-DO		KRW	535	535
	DEVELOPMENT CORPORATION
	GS Engineering & Construction Corp	KEB Bank	USD	10,064,925	11,065
	AKER		EUR	133,550	178
	Taipei Port Terminal Company Ltd		TWD	342,500,000	11,882
	Gyopo Wind Power Co., Ltd.	KB Bank	KRW	7,476	7,476
	Goam Sun energy Korea Co., Ltd. and others	Shinhan Bank	KRW	26,509	26,509
	HANWHA E&C		USD	240,000	264
	JAESAN ENERGY		KRW	3,890	3,890
	POSCO PLANTEC Taiwan Branch	Hana Bank	TWD	90,000,000	3,122
	HANJIN HEAVY INDUSTRIES & CONSTRUCTION CO.,LTD	Gwangju Bank	KRW	99	99

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	(in millions of Won)
	CAMERON JAPAN and others		USD	9,679,904	10,639
	Astara	Busan Bank	EUR	9,260	12
	NIHON		JPY	5,483,800	50
	SKY Calabria Co., Ltd.	NH Investment & Securities Co., Ltd.	KRW	149,922	149,922
	Incheon International Airport Corporation	Engineering Financial Cooperative	KRW	31,413	31,413
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,214
POSCO SS-VINA	EVN SPC	Shinhan Bank	VND	35,525,413,000	1,826
POS-NP PTY LTD	Regional Infrastructure and Service	Woori Bank	AUD	539,496	485
HUME COAL PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	804,000	723
Plant Engineering service Technology Co., Ltd.	Future Environmental Energy CO., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	1,213	1,213
POS-HiAL	Kumho Rent-a-car Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	11	11

			USD	4,948,637,600	5,439,546
			KRW	4,209,282	4,209,282
			CNY	1,821,820,000	322,882
			THB	6,392,013,800	213,749
			JPY	2,496,295,530	22,968
			TWD	432,500,000	15,004
			IDR	145,244,014,735	12,825
			AUD	9,367,261	8,422
			INR	383,201,941	6,645
			GBP	3,500,000	5,987
			VND	35,525,413,000	1,826
			CAD	889,882	843
			EUR	142,810	190

(c) POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,150,814 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ￦556,385 million as of December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(d) Other commitments

Details of other commitments of the Company as of December 31, 2014, are as follows:

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2014, 137 million tons of iron ore and 32 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2014, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enable the Company to borrow up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the Company’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As of December 31, 2014, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has comprehensive loan agreements of up to ￦283.5 billion and USD 268 million with Woori Bank and ￦98 billion and USD 843 million with KEB Bank. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has bank overdraft agreements of up to ￦20 billion with Woori Bank which is included in the limit of billion comprehensive loan agreements and 3 billion with Korea Exchange Bank. Comprehensive loan agreements include bank overdraft up to ￦20 billion and ￦30 billion of loans on checking account during the day with Woori Bank.

POSCO ICT

As of December 31, 2014, in relation to contract enforcement, POSCO ICT was provided with ￦62,164 million and ￦35,735 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO Specialty Steel Co., Ltd.	As of December 31, 2014, POSCO Specialty Steel Co., Ltd. has agreements for a loan and import letter of credit with Korea Exchange Bank and others.

(e) Litigation in progress

As of December 31, 2014, POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1) Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦907.3 billion. Through trials up to December 31, 2014, the Company submitted its responses that the Japan court

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of December 31, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of December 31, 2014.

2) Other lawsuits and claims

Company	Legal actions	Claim amount		Korean won equivalent	Description
	(In millions of Won, in thousands of foreign currencies)
POSCO	38	KRW	87,167	87,167	Lawsuit on claim for damages (*1)
Daewoo International Corporation	9	USD	47,788	52,529	Lawsuit on claim for payment (*1)
	5	KRW	2,312	2,312	Lawsuit on claim for payment
	1	INR	4,458,849	77,316	Lawsuit on claim for payment on guarantees (*1)
	1	EUR	3,270	4,370	Lawsuit on claim for payment
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	72	KRW	118,567	118,567	Lawsuit on claim for payment on rent fees by PSIB
POSCO Processing&Service	3	KRW	770	770	Lawsuit on claim for payment
POSCO Engineering CO.,Ltd	12	KRW	4,662	4,662	Lawsuit on claim for payment on construction by Samyanginnochem
POSCO COATED & COLOR STEEL Co., Ltd.	2	KRW	350	350	Lawsuit on claim for payment
POSCO ICT	19	KRW	15,287	15,287	Lawsuit on claim for payment on construction
POSCO America Corporation	2	USD	—	—	Lawsuit on claim for anti-trust
POSCO M-TECH	4	KRW	1,039	1,039	Lawsuit on claim for payment
POSCO PLANTEC Co., Ltd.	6	KRW	2,671	2,671	Lawsuit on claim for payment
	1	USD	4,304	4,730	Lawsuit on claim for payment on agent fees
	1	EUR	5,492	7,340	Lawsuit on claim for payment
POSCO E&C CHINA Co., Ltd.	1	CNY	37,000	6,558	Lawsuit on claim for failure to obtain PF
Daewoo International (America) Corp.	2	USD	10,442	11,478	Lawsuit on claim clam for indemnification damages
POSPOWER Co., Ltd.	1	KRW	9,667	9,667	Lawsuit on claim for payment
POSCO RUS LLC	2	RUB	11,206	223	Lawsuit on claim for payment
SPFC Co, LTD.	1	KRW	150	150	Lawsuit on claim for payment
IT Engineering	1	KRW	21	21	Lawsuit on claim for payment

(*1)	The Company made a reliable estimate in 4 lawsuits by considering the possibility and amount of outflow of resources and recognized ￦44,309 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2014 for the matters.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

39.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
	(in millions of Won)
Trade accounts and notes receivable	￦	49,917	(643,715)	(97,703)
Other financial assets		(392,090)	(98,420)	(27,601)
Inventories		1,228,162	491,512	(1,130,138)
Other current assets		(198,157)	181,755	242,170
Other long-term assets		(141,037)	(23,412)	(53,225)
Trade accounts and notes payable		225,086	47,323	(385,914)
Other financial liabilities		357,502	194,419	271,117
Other current liabilities		631,749	81,317	(20,930)
Provisions		17,108	(42,052)	(63,884)
Payments severance benefits		(116,846)	(129,038)	(160,792)
Plan assets		(191,696)	(172,147)	(164,515)
Other long-term liabilities		500,284	4,158	(262,367)

	￦	1,969,982	(108,300)	(1,853,782)

40.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
	(in millions of Won)
Construction-in-progress transferred to other accounts	￦	6,610,644	5,852,017
Reclassification as asset held for sale		—	2,213,673
Reclassification as liabilities of disposal group held for sale		—	621,303
Acquisition of short-term financial instruments through issuance of treasury stock		804,496	—

41.	Business combination

(a) On December 24, 2014, POSCO participated in a capital increase in POSCO PLANTEC Co., Ltd., an associate of the Company, to improve the financial structure and assist in investment funding of the associate to expand and strengthen its competencies in the plant engineering business. The Company has obtained control as its ownership of POSCO PLANTEC Co., Ltd. increased from 41.95% to 73.94% upon the capital increase.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(b) Goodwill recognized in this business combination is as follows:

	Amount
	(in millions of Won)
I. Consideration transferred
Fair value of existing equity interest (*1)	￦	106,423
Cash		290,000

Total		396,423

II. Non-controlling interests (*2)		76,183

Total		472,606

III. Acquired identified assets and liabilities
Assets
Cash and cash equivalents		4,623
Trade accounts and notes receivable		260,910
Other receivables and other financial assets		171,723
Inventories		20,570
Property, plant and equipment and intangible assets		360,576
Other assets		23,783

Total		842,185

Liabilities
Trade accounts and notes payable		77,063
Borrowings		342,279
Other payables and other financial liabilities		44,495
Other liabilities		86,160

Total		549,997

Total acquired net assets		292,188

IV. Goodwill recognized	￦	180,418

(*1)	Upon the acquisition of the business, a ￦57,480 million disposal gain on the Company’s existing investment in the acquiree prior to acquisition date (acquisition cost: ￦48,943 million) was recognized as finance income. The fair value of this existing investment was determined using quoted market price of shares on the acquisition date.

(*2)	The non-controlling interests at the acquisition date were measured using their proportionate shares in the recognized amounts of POSCO PLANTEC Co., Ltd’s identifiable net assets and preferred shares issued by POSCO PLANTEC Co., Ltd.

(c) If the Company had acquired POSCO PLANTEC Co., Ltd. as of January 1, 2014, pro-forma consolidated revenues and pro-forma consolidated net profit for the year ended December 31, 2014 would have been ￦65,053,917 million and ￦560,443 million, respectively. There have been no revenues and net profit incurred by POSCO PLANTEC Co., Ltd. from the acquisition date to December 31, 2014.

42.	Operating Segments and Geographic Information

(a) The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments — steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics.

(b) Information about reportable segments as of and for the years ended December 31, 2012, 2013 and 2014 was as follows:

1) As of and for the year ended December 31, 2012

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	35,258,970	18,945,642	4,675,596	4,723,943	63,604,151
Internal revenues		17,609,789	7,467,872	5,050,287	2,857,139	32,985,087
Including inter segment revenue		10,148,377	3,748,375	4,559,761	2,754,134	21,210,647
Total revenues		52,868,759	26,413,514	9,725,883	7,581,082	96,589,238
Interest income		176,229	50,907	43,815	21,811	292,762
Interest expenses		(553,508)	(174,607)	(48,975)	(116,499)	(893,589)
Depreciation and amortization		(2,334,357)	(35,788)	(35,323)	(218,515)	(2,623,983)
Impairment loss of property, plant and equipment and others		(46,951)	(30,073)	(7,734)	(16,257)	(101,015)
Impairment loss of available-for-sale financial assets		(201,850)	(254)	(1,713)	(20,354)	(224,171)
Share of profit or loss of investment in associates and JVs		(39,806)	(5,579)	(27)	(2,764)	(48,176)
Income tax expense		(658,307)	(184,318)	(135,469)	(77,139)	(1,055,233)
Segment profit		2,245,977	325,197	345,295	301,670	3,218,139
Segment assets		69,920,261	10,904,747	10,775,895	7,723,374	99,324,277
Investment in associates		15,802,052	1,043,018	1,130,216	435,980	18,411,266
Acquisition of non-current assets		7,629,767	395,081	167,818	781,087	8,973,753
Segment liabilities		23,105,008	7,865,399	7,008,996	4,836,641	42,816,044

2) As of and for the year ended December 31, 2013

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	31,794,574	18,307,888	6,896,838	4,865,350	61,864,650
Internal revenues		16,229,002	7,611,372	3,885,190	3,019,246	30,744,810
Including inter segment revenue		9,223,276	3,817,644	3,539,891	2,881,039	19,461,850
Total revenues		48,023,576	25,919,260	10,782,028	7,884,596	92,609,460
Interest income		162,149	46,064	47,070	19,892	275,175
Interest expenses		(412,142)	(77,375)	(48,030)	(106,824)	(644,371)
Depreciation and amortization		(2,383,010)	(43,775)	(36,614)	(235,365)	(2,698,764)
Impairment loss of property, plant and equipment and others		(34,153)	(975)	(4,058)	(11,875)	(51,061)
Impairment loss of available-for-sale financial assets		(203,468)	(435)	(97,919)	(10,172)	(311,994)
Share of profit or loss of investment in associates and JVs		(250,084)	(131,534)	(71,068)	(26,326)	(479,012)
Income tax expense		(466,756)	(27,549)	(87,660)	(73,371)	(655,336)
Segment profit		1,449,446	9,516	147,177	197,449	1,803,588
Segment assets		73,860,997	11,640,931	9,888,590	8,843,652	104,234,170
Investment in associates		16,863,991	1,019,252	1,090,089	598,775	19,572,107
Acquisition of non-current assets		5,955,799	242,413	150,469	1,191,243	7,539,924
Segment liabilities		23,774,850	8,649,557	6,068,059	5,059,440	43,551,906

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

3) As of and for the year ended December 31, 2014

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	31,841,748	21,165,806	8,119,207	3,971,684	65,098,445
Internal revenues		17,755,182	10,095,123	2,184,519	3,094,647	33,129,471
Including inter segment revenue		10,159,110	5,180,926	1,679,443	2,920,354	19,939,833
Total revenues		49,596,930	31,260,929	10,303,726	7,066,331	98,227,916
Interest income		148,288	47,905	27,297	18,694	242,184
Interest expenses		(524,735)	(92,855)	(61,954)	(127,843)	(807,387)
Depreciation and amortization		(2,779,723)	(121,163)	(52,268)	(331,444)	(3,284,598)
Impairment loss of property, plant and equipment and others		(137,708)	(35,131)	756	(50,085)	(222,168)
Impairment loss of available-for-sale financial assets		(352,830)	(1,097)	(24,588)	(14,444)	(392,959)
Share of profit or loss of investment in associates and JVs		(217,491)	(29,263)	(53,226)	(23,559)	(323,539)
Income tax expense		(691,030)	(114,587)	(45,147)	(21,415)	(872,179)
Segment profit		857,148	181,243	13,085	8,536	1,060,012
Segment assets		74,138,707	13,597,301	10,396,691	10,742,877	108,875,576
Investment in associates		18,227,743	1,076,373	1,091,402	1,154,187	21,549,705
Acquisition of non-current assets		2,348,979	399,273	701,019	906,685	4,355,956
Segment liabilities		23,750,464	10,384,329	6,345,852	6,139,971	46,620,616

(c) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	2012		2013	2014
	(in millions of Won)
Total revenue for reportable segments	￦	96,589,238	92,609,460	98,227,916
Elimination of inter-segment revenue		(32,985,087)	(30,744,810)	(33,129,471)
Basis difference (*2)		(258,893)	(98,907)	(339,820)

	￦	63,345,258	61,765,743	64,758,625

2) Profit

	2012		2013	2014
	(in millions of Won)
Total profit for reportable segments	￦	3,218,139	1,803,588	1,060,012
Goodwill and Corporate FV adjustments		(58,486)	(91,718)	(122,015)
Elimination of inter-segment profits		(774,046)	(356,690)	(381,338)
Income tax expense		982,879	590,997	821,485
Basis difference (*2)		(36,624)	(8,132)	9,736

Profit before income tax expense	￦	3,331,862	1,938,045	1,387,880

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

3) Assets

	2013		2014
	(in millions of Won)
Total assets for reportable segments (*1)	￦	104,234,170	108,875,576
Equity-accounted investees		(15,758,936)	(17,487,024)
Goodwill and Corporate FV adjustments		3,560,873	4,282,455
Elimination of inter-segment assets		(7,580,700)	(10,418,834)
Basis difference (*2)		385,701	591,390

	￦	84,841,108	85,843,563

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4) Liabilities

	2013		2014
	(in millions of Won)
Total liabilites for reportable segments	￦	43,551,906	46,620,616
Corporate FV adjustments		337,442	507,073
Elimination of inter-segment liabilites		(5,255,971)	(7,166,880)
Basis difference (*2)		427,049	625,358

	￦	39,060,426	40,586,167

5) Other significant items

a) December 31, 2012

	Total Segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	292,762	—	(13,955)	—	278,807
Interest expenses		(893,589)	1,372	20,760	—	(871,457)
Depreciation and amortization		(2,623,983)	(77,496)	137,719	—	(2,563,760)
Share of profit or loss of investment in associates		(48,176)	—	25,474	—	(22,702)
Income tax expense		(1,055,233)	15,150	57,204	8,863	(974,016)
Impairment loss of property, plant and equipment and others		(101,015)	(258,451)	24,070	—	(335,396)
Impairment loss of available-for-sale financial assets		(224,171)	—	—	—	(224,171)

	￦	(4,653,405)	(319,425)	251,272	8,863	(4,712,695)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

b) December 31, 2013

	Total Segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	275,175	—	(14,777)	—	260,398
Interest expenses		(644,371)	(34,814)	21,504	—	(657,681)
Depreciation and amortization		(2,698,764)	(84,223)	97,437	—	(2,685,550)
Share of profit or loss ofinvestment in associates		(479,012)	—	299,203	—	(179,809)
Income tax expense		(655,336)	25,074	39,265	1,968	(589,029)
Impairment loss ofproperty, plant and equipment and others		(51,061)	—	(97,424)	—	(148,485)
Impairment loss of available-for-sale financial assets		(311,994)	—	31,757	—	(280,237)

	￦	(4,565,363)	(93,963)	376,965	1,968	(4,280,393)

c) December 31, 2014

	Total Segment	Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦ 242,184	—	(13,930)	—	228,254
Interest expenses	(807,387)	(45,668)	57,470	—	(795,585)
Depreciation and amortization	(3,284,598)	(111,263)	157,312	—	(3,238,549)
Share of profit or loss of investment in associates	(323,539)	—	23,646	—	(299,893)
Income tax expense	(872,179)	33,473	17,221	(2,356)	(823,841)
Impairment loss of property, plant and equipment and others	(222,168)	—	47,838	—	(174,330)
Impairment loss of available-for-sale financial assets	(392,959)	—	23,236	—	(369,723)

	￦ (5,660,646)	(123,458)	312,793	(2,356)	(5,473,667)

(*2)	Basis difference is related to the difference in recognizing revenue and expenses in connection with development and sale of certain residential real estate between the report reviewed by the CEO and the consolidated financial statements (see note 3).

(d) Revenue by geographic area for years ended December 31, 2012, 2013 and 2014 was as follows:

	2012		2013	2014
	(in millions of Won)
Domestic	￦	47,433,132	45,854,919	45,465,347
Japan		2,380,651	1,920,253	2,047,686
China		6,022,875	6,493,119	6,319,101
Asia-other		3,157,469	3,011,980	5,055,373
North America		1,792,706	1,720,895	2,199,418
Others		2,558,425	2,764,577	3,671,700

	￦	63,345,258	61,765,743	64,758,625

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012, 2013 and 2014

(e) Non-current assets by geographic area as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(in millions of Won)
Domestic	￦	33,116,006	33,837,971
Japan		203,241	177,322
China		1,632,490	1,745,125
Asia-other		4,703,943	4,867,569
North America		167,468	186,753
Others		2,292,040	2,367,036

	￦	42,115,188	43,181,776

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f) There are no customers whose revenue is 10% or more of consolidated revenue.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Kwon, Oh-Joon
Name:	Kwon, Oh-Joon
Title:	Chief Executive Officer and Representative Director
Date:	April 29, 2015

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s filing on Form 20-F (File No. 001-13368), filed on May 12, 2014)*
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously