Form 20-F
period 2015-12-31
POSCO
filed 2016-04-28
CIK 889132

As filed with the Securities and Exchange Commission on April 28, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Seoul, Korea 06194

(Address of principal executive offices)

Kee, Hyojin

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea 06194

Telephone:  +82-2-3457-1355; E-mail: irenekee@posco.com; Facsimile:  +82-2-3457-1982

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

None

As of December 31, 2015, there were 79,995,648 shares of common stock, par value Won 5,000 per share, outstanding

(not including 7,191,187 shares of common stock held by the company as treasury shares)

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

Item 1.C.  Auditor

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2014 and 2015 and for each of the years in the three-year period ended December 31, 2015 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA. English translations of such financial statements are furnished to the SEC under Form 6-K. During the three years ended December 31, 2015, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of certain real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. See “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(In billions of Won and millions of Dollars, except per share data)
Revenue (1)	￦ 68,890	￦ 63,345	￦ 61,766	￦ 64,759	￦ 58,522	US$	49,934
Cost of sales (2)	59,784	55,921	54,914	57,465	52,018		44,384

Gross profit	9,105	7,425	6,852	7,293	6,504		5,549
Administrative expenses	2,035	2,129	2,232	2,310	2,395		2,044
Selling expenses	1,612	1,679	1,632	1,760	1,729		1,475
Other operating income	307	448	229	269	549		468
Other operating expenses	367	809	651	980	1,442		1,231

Operating profit	5,398	3,255	2,566	2,513	1,486		1,268
Share of profit (loss) of equity-accounted investees, net	51	(23)	(180)	(300)	(506)		(432)
Finance income	3,190	2,897	2,381	2,397	2,557		2,182
Finance costs	3,867	2,798	2,829	3,222	3,387		2,890

Profit before income tax	4,773	3,332	1,938	1,388	150		128
Income tax expense	1,066	974	589	824	267		227

Profit	3,707	2,358	1,349	564	(116)		(99)
Total comprehensive income	2,435	1,720	1,363	108	(278)		(237)
Profit (loss) for the period attributable to:
Owners of the controlling company	3,641	2,437	1,371	633	171		146
Non-controlling interests	65	(79)	(22)	(69)	(288)		(245)
Total comprehensive income (loss) attributable to:
Owners of the controlling company	2,524	1,887	1,439	182	24		20
Non-controlling interests	(89)	(167)	(75)	(73)	(302)		(258)
Basic and diluted earnings per share (3)	47,138	31,552	17,338	7,514	1,731		1.48
Dividends per share of common stock	10,000	8,000	8,000	8,000	8,000
Dividends per share of common stock (in Dollars) (4)	US$ 8.67	US$ 7.47	US$ 7.58	US$ 7.28	US$ 6.83

Selected consolidated statements of financial position data

	As of December 31,
	2011	2012	2013	2014	2015		2015
	(In billions of Won and millions of Dollars)
Working capital (5)	￦ 13,942	￦ 11,993	￦ 11,681	￦ 10,833	￦	9,148	US$ 7,806
Total current assets	33,547	31,817	32,039	33,208		29,502	25,172
Property, plant and equipment, net	28,453	32,276	35,760	35,241		34,523	29,456
Total non-current assets	44,854	47,711	52,802	52,636		51,246	43,725
Total assets	78,401	79,527	84,841	85,844		80,748	68,898

Short-term borrowings and current portion of long-term borrowings	10,792	10,509	10,714	12,195		12,371	10,555
Long-term borrowings, excluding current portion	16,020	14,412	15,533	15,233		12,849	10,963
Total liabilities	37,679	37,133	39,060	40,586		35,735	30,490

Share capital	482	482	482	482		482	412
Total equity	40,722	42,394	45,781	45,257		45,013	38,407

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(In billions of Won and millions of Dollars)
Net cash provided by operating activities	￦ 1,692	￦ 7,319	￦ 4,858	￦ 3,412	￦ 7,602	US$ 6,486
Net cash used in investing activities	(5,517)	(6,169)	(8,752)	(3,745)	(4,535)	(3,869)
Net cash provided by (used in) financing activities	4,900	(908)	3,532	135	(2,242)	(1,913)
Net increase (decrease) in cash and cash equivalents	1,078	82	(472)	(186)	849	724
Cash and cash equivalents at beginning of the year	3,521	4,599	4,681	4,209	4,022	3,432
Cash and cash equivalents at end of the year	4,599	4,681	4,209	4,022	4,871	4,156

(1)	Includes sales by our consolidated subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 36 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 77,251,818 shares as of December 31, 2011, 77,244,444 shares as of December 31, 2012, 78,009,654 shares as of December 31, 2013, 79,801,539 shares as of December 31, 2014 and 79,993,834 shares as of December 31, 2015.

(4)	Translated into Dollars by applying the exchange rate at the end of the applicable year as announced by Seoul Money Brokerage Services, Ltd.

(5)	“Working capital” means current assets minus current liabilities.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Per US$1.00)
2011	1,153.3	1,108.1	1,199.5	1,049.5
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
2015	1,172.0	1,131.5	1,203.1	1,068.1
October	1,142.3	1,148.2	1,190.4	1,125.3
November	1,150.4	1,152.0	1,173.4	1,129.5
December	1,172.0	1,172.2	1,186.1	1,156.8
2016 (through April 27)	1,149.7	1,189.1	1,240.9	1,132.3
January	1,208.4	1,201.7	1,212.7	1,172.0
February	1,235.4	1,217.4	1,236.1	1,195.1
March	1,153.5	1,188.2	1,240.9	1,153.5
April (through April 27)	1,149.7	1,147.8	1,156.5	1,132.3

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which, in turn, have negatively impacted our steel business. The global economic outlook for the near future remains uncertain, particularly in light of the slowdown of economic growth and financial instability in China and other major emerging market economies, fluctuations in oil and commodity prices, financial difficulties affecting governments in southern Europe and Latin America, and political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia. In particular, the Chinese economy, which in recent years has been one of the main demand drivers in the global steel industry, has experienced a slowdown in growth since 2012 and continues to show signs of deterioration, despite successive fiscal and monetary stimulus measures implemented by the Chinese government, including in the wake of a significant downturn in the Chinese equity markets commencing in June 2015.

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products that could have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and we may need to rationalize our production capacity and reduce fixed costs. In the past, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We recorded crude steel production of 38.3 million tons in 2013, 41.4 million tons in 2014 and 42.0 million tons in 2015. The average unit sales prices for our semi-finished and finished steel products were Won 998 thousand per ton in 2013, Won 936 thousand per ton in 2014 and Won 798 thousand per ton in 2015.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 40.3% of our total revenue from steel products produced and sold by us in 2015. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO Daewoo Corporation (“POSCO Daewoo”), our consolidated subsidiary in which we hold a 60.3% interest, are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. In particular, the global financial markets continue to experience significant volatility in light of the slowdown of economic growth in China and other major emerging economies as well as concerns regarding the financial difficulties affecting many governments worldwide, including southern Europe and Latin America, and low oil prices. In addition, political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia, has resulted in an increase in volatility in the global financial markets. Accordingly, the overall prospects for the Korean and global economies in the remainder of 2016 and beyond remain uncertain. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere;

•	declines in consumer confidence and a slowdown in consumer spending;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Dollar, the Euro or the Yen exchange rates or revaluation of the Renminbi), interest rates, inflation rates or stock markets;

•

the emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown of economic growth and financial instability in China;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world, including ISIS;

•	the occurrence of severe health epidemics in Korea and other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving Russia and oil producing countries in the Middle East and North Africa, and any material disruption in the global supply of oil or increase in the price of oil;

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

Our export sales and overseas sales to customers abroad accounted for 59.7% of our total revenue from steel products produced and sold by us in 2015. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 63.0% of our total export sales revenue from steel products produced and exported by us in 2015, and we expect our sales to these countries, especially to China, to remain important in the future. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with an increase in global production capacity, may also reduce export prices in Dollar terms of our principal products sold to customers in Asia. For a discussion of production over-capacity in the global steel industry, see “— We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.” We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2015, 59.7% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO Daewoo’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO Daewoo’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO Daewoo and POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. Because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), depreciation of the Won generally has a negative impact on our results of operations.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 53.8 million dry metric tons of iron ore and

28.3 million wet metric tons of coal in 2015. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Peak Downs Australian premium hard coking coal) was US$159 in 2013, US$126 in 2014 and US$102 in 2015. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China index announced by Platts) was US$126 in 2013, US$88 in 2014 and US$51 in 2015.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. In the case of iron ore, if we fail to agree on the quarterly price adjustment within a predetermined deadline, the supplier and we typically agree on the purchase price based on the price formula that reflects the spot market price as well as the quality of iron ore and transportation expense. As of December 31, 2015, 166 million tons of iron ore and 26 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. In recent years, driven in part by strong growth in steel consumption in the developing world, particularly in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In addition, the global steel industry has experienced consolidation in the past decade, including through the merger of Mittal and Arcelor in 2006 that created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A. and new market entrants, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

The increased production capacity, combined with a decrease in demand due to the recent slowdown of the global economy, has resulted in production over-capacity in the global steel industry. In particular, increase in steel production in China has outpaced its domestic demand for steel products in recent years, which imbalance has been exacerbated by the recent slowdown in China’s economic growth rate. As a result, China has become an increasingly larger exporter of steel, which in turn has resulted in downward pressure on global steel prices. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy is prolonged or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

Trading. POSCO Daewoo competes principally with six other Korean general trading companies, each of which is affiliated with a major domestic business group, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, in recent years, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense.

The overseas trading markets in which POSCO Daewoo operates are also highly competitive. POSCO Daewoo’s principal competitors in the overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO Daewoo diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO Daewoo’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO Daewoo, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO Daewoo will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on its business, results of operations or financial condition.

Construction. POSCO E&C, our consolidated subsidiary in which we hold a 52.8% interest, operates in the highly competitive construction industry. Competition is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. Intense competition among construction companies may result in, among other things, a decrease in the price POSCO

E&C can charge for its services, difficulty in winning bids for construction projects, an increase in construction costs and difficulty in obtaining high-quality contractors and qualified employees.

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

In part to prepare for the eventual maturation of the Korean steel market, our overall strategy includes securing new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC projects in the steel sector and natural resources development, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, and production of comprehensive materials such as lithium, nickel, magnesium and cobalt. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. For example, in September 2010, we acquired a controlling interest in POSCO Daewoo for Won 3.37 trillion. POSCO Daewoo is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects.

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

We conduct international trading and construction operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our steel production operations internationally by carefully seeking out promising investment opportunities, particularly in China, India, Southeast Asia and Latin America, in part to prepare for the eventual maturation of the Korean steel market. For example, in December 2013, PT. Krakatau POSCO Co., Ltd., a joint venture company in Indonesia in which we hold a 70.0% interest, completed the construction of a steel manufacturing plant with an annual capacity of 3.0 million tons of plates and slabs. We may enter into additional joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

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

In recent years, we have become subject to a number of anti-dumping duties in the United States, Canada, the European Union, Brazil, India, Indonesia, Malaysia, Australia, Taiwan and Thailand and safeguard duties in Thailand and Malaysia. We are also subject to a number of on-going anti-dumping and safeguard investigations in the United States, China, Indonesia, Malaysia, India, Taiwan, Thailand and Vietnam. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

We participate in overseas natural resources exploration, development and production projects abroad, which expose us to various risks.

As part of consortia or through acquisitions of minority interests, we engage in overseas natural resources exploration, development and production projects in various locations, including a gas field exploration project in Myanmar, in which POSCO Daewoo had invested approximately US$1,891 million as of December 31, 2015 and plans to make further investments in the future.

POSCO Daewoo began recognizing revenue from the Myanmar gas field project starting in November 2013. We may also selectively acquire or invest in companies or businesses that engage in such activities. As part of our efforts to diversify our operations, we intend to selectively expand our operations by carefully seeking out promising exploration, development and production opportunities abroad. To the extent that we enter into these arrangements, our success in these endeavors will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us, as well as our ability to finance such investments.

The demand and market acceptance for such activities abroad are subject to a substantially higher level of uncertainty than our traditional steel business and are substantially dependent upon the market condition of the global natural resources industry as well as the political and social environment of the target countries. The performance of projects in which we participate may be adversely affected by the occurrence of military hostility, political unrest or acts of terrorism. In addition, some of our current exploration, development and production projects involve drilling exploratory wells on properties with no proven amount of natural resource reserves. Although all drilling, whether developmental or exploratory, involves risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of natural resources. Other risks to which such activities are subject include obtaining required regulatory approvals and licenses, securing and maintaining adequate property rights to land and natural resources, and managing local opposition to project development. A decrease in the market price of raw materials may also adversely impact the value of our investments related to natural resources projects. For example, in connection with our disposition of a minority interest in Nacional Minerios S.A., an iron ore mining company in Brazil in which we had invested in December 2008, we recognized Won 96 billion of impairment loss on assets held for sale in 2015 as well as an additional loss of Won 189 billion from our disposal of such assets in 2015. We have limited experience in this business, and we cannot assure you that our overseas natural resources exploration, development and production projects will be profitable, that we will be able to meet the financing requirements for such projects, or that we can recoup the costs related to such investments, which in turn could materially and adversely affect our business, financial condition and results of operations.

We may encounter problems with joint overseas natural resources exploration, development and production projects and large-scale infrastructure projects, which may materially and adversely affect our business.

We typically pursue our natural resources exploration, development and production projects jointly with consortium partners or through acquisition of minority interests in such projects, and we expect to be involved in other joint projects in the future. We sometimes hold a majority interest in the projects among the consortium partners, but we often lack a controlling interest in the joint projects. Therefore, we may not be able to require that our joint ventures sell assets or return invested capital, make additional capital contributions or take any other action without the vote of at least a majority of our consortium partners. If there are disagreements between our consortium partners and us regarding the business and operations of the joint projects, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. Certain major decisions, such as selling a stake in the joint project, may require the consent of all other partners. These limitations may adversely affect our ability to obtain the economic and other benefits we seek from participating in these projects.

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

In order to complement our steel operations, we engage in engineering and construction activities through POSCO E&C, a 52.8%-owned subsidiary. The construction segment is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. Although we believe that POSCO E&C’s strategy of focusing on high-value-added plant construction and urban planning and development projects such as Songdo New City has enabled it to be exposed to a lesser degree to general economic conditions in Korea in comparison to some of its domestic competitors, our construction revenues have fluctuated in the past depending on the level of domestic construction activity including new construction orders. POSCO E&C’s construction operations could suffer in the future in the event of a general downturn in the construction market resulting in weaker demand, which could adversely affect POSCO E&C’s business, results of operations or financial condition.

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

The performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The construction industry in Korea is experiencing a downturn due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul. In addition, as liquidity and credit concerns and volatility in the global financial markets increased significantly starting in September 2008, there has been a general decline in the willingness by banks and other financial institutions in Korea to engage in project financing and other lending activities to construction companies, which may adversely impact POSCO E&C’s ability to meet its desired funding needs. The Government has taken measures to support the Korean construction industry, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. Although the Korean real estate market temporarily recovered in recent years, the overall prospects for the Korean real estate market in 2016 and beyond remain uncertain.

We are subject to environmental regulations, and our operations could expose us to substantial liabilities.

We are subject to national and local environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide relating to our manufacturing process, and our steel manufacturing and construction operations could expose us to risk of substantial liability relating to environmental or health and safety issues, such as those resulting from discharge of pollutants and carbon dioxide into the environment, the handling, storage and disposal of solid or hazardous materials or wastes and the investigation and remediation of contaminated sites. We may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. For example, we recognized provision expenses of Won 89 billion in 2014 and Won 2 billion in 2015 related to restoration costs of contaminated land near our magnesium plant in Gangneung, Korea, of which provision of Won 37 billion remained as of December 31, 2015. We may also be subject to associated liabilities, including liabilities for natural resource damage, third party property damage or personal injury resulting from lawsuits brought by the Government or private litigants. In the course of our operations, hazardous wastes may be generated at third party-owned or operated sites, and hazardous wastes may be disposed of or treated at third party-owned or operated disposal sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites, for any associated natural resource damage, and for civil or criminal fines or penalties.

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

Our success depends largely on our ability to develop and use our technology and know-how in a proprietary manner without infringing the intellectual property rights of third parties. The validity and scope of claims relating to technology and patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, because patent applications in many jurisdictions are kept confidential for an extended period before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or manufacturing processes. Accordingly, we face the risk of litigation proceedings relating to infringement of intellectual property rights of third parties. For example, in September 2015, we paid Won 299 billion to Nippon Steel & Sumitomo Metal Corporation to settle lawsuits alleging violation of trade secrets and seeking prohibition on production and sales of grain oriented electrical steel sheets. For a discussion of the claims and the settlement, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. Most recently in February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from North Korea and Korea subsequently entered into an agreement on August 25, 2015 intended to diffuse military tensions.

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

North Korea’s economy also faces severe challenges that may aggravate social and political pressures within North Korea. There can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran and Sudan. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, POSCO Daewoo, a global trading company in which we hold a 60.3% interest, engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran and Sudan. We believe that such activities and investments do not involve any U.S. goods or services. Our activities and investments in Iran and Sudan accounted for approximately 0.2% of our consolidated revenues in 2013, 0.4% in 2014 and 0.7% in 2015.

We expect to continue to engage in business activities and make investments in countries that are deemed Sanctions Targets over the foreseeable future. Although we believe that OFAC Sanctions under their current terms are not applicable to our current activities, our reputation may be adversely affected, some of our U.S. investors may be required to divest their investments in us under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. We cannot assure you that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our securities.

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

Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea 06194, and our telephone number is (822) 3457-0114.

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 42.0 million tons of crude steel in 2015 and approximately 41.4 million tons in 2014, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2015, Pohang Works had 17.6 million tons of annual crude steel and stainless steel production capacity, and Gwangyang Works had an annual crude steel production capacity of 24.8 million tons. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market. Domestic sales accounted for 40.3% of our total revenue from steel products produced and sold by us in 2015 and 44.6% in 2014. On a non-consolidated basis, we believe that we had an overall market share of approximately 41% of the total sales volume of steel products sold in Korea in each of 2014 and 2015. Our export sales and overseas sales to customers abroad accounted for 59.7% of our total revenue from steel products produced and sold by us in 2015 and 55.4% in 2014. Our major export market is Asia, with Asia other than China and Japan accounting for 28.2%, China accounting for 25.3% and Japan accounting for 9.5% of our total steel export revenue from steel products produced and exported by us in 2015, and Asia other than China and Japan accounting for 28.3%, China accounting for 26.6%, and Japan accounting for 11.7% of our total steel export revenue from steel products produced and exported by us in 2014.

We also engage in businesses that complement our steel manufacturing operations as well as carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally, in part to prepare for the eventual maturation of the Korean steel market. POSCO E&C, our consolidated subsidiary in which we hold a 52.8% interest, is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. POSCO Daewoo, our consolidated subsidiary in which we hold a 60.3% interest, is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. POSCO Energy Corporation, our consolidated subsidiary in which we hold an 89.0% interest, is the largest private power generation company in Korea.

We generated revenue of Won 58,522 billion and loss of Won 116 billion in 2015, compared to revenue of Won 64,759 billion and profit of Won 564 billion in 2014. We had total assets of Won 80,748 billion and total equity of Won 45,013 billion as of December 31, 2015, compared to total assets of Won 85,844 billion and total equity of Won 45,257 billion as of December 31, 2014.

Business Strategy

Leveraging on our success over the past four decades, our goal is to strengthen our position as one of the leading steel producers in the world through focusing on core technologies, further solidifying our market leading position in Korea, and pursuing operational efficiencies to increase our margins in markets abroad. In order to compete effectively in the dynamic global market environment driven by emerging economies and increasing demand for more environmentally friendly products, we are committed to leveraging our competitive advantages and further enhancing our leadership positions. We believe that our proprietary technologies and expertise in developing environmentally-friendly steel production facilities, ability to independently construct such facilities, and know-how in their efficient operation and management enable us to develop differentiated steel products at a highly competitive cost structure. In addition to our steel production operations, we also plan to selectively explore opportunities in growth industries that are integral to our overall business model, and we have identified trading, infrastructure construction, energy and comprehensive materials as our key areas of focus. We plan to bolster competitiveness of each of the areas of focus by developing products and services that address evolving customers’ needs, while continuing to increase the portion of revenues from non-member companies of the POSCO Group.

We seek to strengthen our competitiveness and pursue growth through the following core business strategies:

Seek Opportunities to Further Strengthen Our Position in Global Markets as well as Effectively Manage Our Production Infrastructure Abroad

We plan to pursue higher margin businesses in various key markets abroad as well as further strengthen the competitiveness of production facilities abroad that we have begun operating in recent years. In China, which is experiencing a slowdown in economic growth and oversupply of steel products, we plan to focus on higher-margin products and pursue strategic entry or exit of various segments and regions. In Southeast Asia, we plan to pursue stabilization of our production operations in Indonesia as well as focus on increasing our market share of key products in Thailand, particularly for the automotive industry. We also plan to pursue differentiated strategies in each of our other key regions, such as customizing our product specifications to meet diverse customer demands and optimizing our existing production infrastructure abroad.

Maintain Technology Leadership in Steel Manufacturing

As part of our strategy, we have identified core products that we plan to further develop, such as premium automotive steel sheets, silicon steel and API-grade steel, and we will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our steel products. In order to increase our competitiveness and the proportion of our sales of higher margin, higher value-added products, we plan to make additional investments in the development of new manufacturing technologies and upgrade our facilities in Korea and abroad through continued modernization and rationalization.

We believe that innovation is a key element of our culture and critical to our success. We will continue our research and development efforts on developing even more environmentally friendly technologies that align with our customers’ changing needs and desires as well as addressing emerging technological trends. For example, we will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that optimizes our production capacity by utilizing low-grade iron ore fines and using coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as facilities that pretreat raw materials, as well as reducing operating and raw material costs. We have also developed proprietary manufacturing technology using a compact endless cast rolling mill (“CEM”) that combines the FINEX process with an advanced basic oxygen steelmaking process that uses more scrap in place of pig iron, which enables us to manufacture products at a highly competitive cost structure with lower carbon dioxide emission. Our CEM directly casts coils from liquid steel and uses a rolling process that rolls hot rolled coils up to 40 slabs at a time.

Pursue Growth Opportunities in the Construction and Trading Industries

POSCO E&C is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. In September 2015, we completed the sale of our 38.0% interest in POSCO E&C to the Public Investment Fund (“PIF”), the sovereign wealth fund of Saudi Arabia, for US$1.05 billion. In connection with the sale, POSCO E&C and PIF agreed to jointly explore additional business opportunities in Saudi Arabia, including participating in various infrastructure projects sponsored by the Saudi Arabian government. In addition to the Middle East, POSCO E&C plans to pursue construction opportunities in Southeast Asia, focusing particularly on construction of industrial plants that maximize production efficiency and are environmentally friendly, as well as commercial and residential complexes that utilize innovative information and technology enhancements.

POSCO Daewoo is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy development projects. POSCO Daewoo plans to pursue opportunities to offer customized solutions to its trading partners in key global markets with the need for high value-added products such as specialized steel products and agricultural products. POSCO Daewoo will also aim to maximize the returns from its Myanmar gas field projects while mitigating risks associated with natural resources development by limiting its investments to exploration sites that are most likely to yield promising results. We will continue to selectively seek opportunities to identify new growth engines in our construction and trading operations.

Diversify into Production of Comprehensive Materials

We plan to leverage our expertise in production of various steel-applied materials and venture into the fast-growing and high value-added business of producing environmentally friendly comprehensive materials. In particular, demand for lithium ion batteries has been increasing in recent years, and we have identified lithium, along with nickel and cobalt, as our main investment areas. We have also developed proprietary technology to extract lithium from its brine in approximately one month compared to twelve months through conventional production processes. Leveraging on such technology, we are constructing a lithium production plant in Argentina with target completion in September 2016 and annual production capacity of approximately 2,500 tons of lithium. Subject to market conditions, we plan to further expand our production capacity of lithium in the near future.

Further Develop Our Capabilities to become an Integrated Provider of Energy Solutions

We plan to pursue strategic synergies with our member companies of the POSCO Group to further strengthen our capabilities in the energy industry. POSCO Energy Corporation is the largest private power generation company in Korea. POSCO E&C is one of the leading engineering and construction companies in Korea with expertise in the design and construction of power plants. POSCO Daewoo engages in various natural resources procurement and energy development projects around the world, including operation of gas fields in Myanmar. We believe that the energy industry is a sustainable business area that offers us attractive opportunities. Leveraging the expertise of various member companies of the POSCO Group, we cover all aspects of the independent power plant (“IPP”) business, including project planning, power plant construction as well as operational and maintenance services, and we will continue to seek opportunities to selectively expand our power generation business.

Pursue Cost-Cutting through Operational and Process Innovations

We seek to achieve cost reductions in this era of increasing raw material costs through our company wide process for innovation and enhancing efficiency of operations. We believe that strategic cost cutting measures through utilization of efficient production methods, restructuring of our subsidiaries and management discipline will strengthen our corporate competitiveness. We will also strive to invest more in human resources development to nurture employees who are capable of working in the global environment.

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

	For the Year Ended December 31,
	2013			2014			2015
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	9,879	31.1%	￦	9,336	29.3%	￦	8,373	29.6%
Hot rolled products		5,134	16.1		5,346	16.8		4,685	16.6
Stainless steel products		7,425	23.4		6,830	21.5		6,085	21.5
Plates		3,266	10.3		3,519	11.1		2,809	9.9
Wire rods		1,867	5.9		2,160	6.8		1,932	6.8
Silicon steel sheets		1,476	4.6		1,267	4.0		1,323	4.7

Sub-total		29,047	91.4		28,458	89.4		25,208	89.1

Others		2,748	8.6		3,384	10.6		3,085	10.9

Total	￦	31,795	100.0%	￦	31,842	100.0%	￦	28,293	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries.

	For the Year Ended December 31,
	2013		2014		2015
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,915	40.9%	11,881	39.1%	11,995	38.0%
Hot rolled products	7,589	26.1	7,783	25.6	8,541	27.0
Stainless steel products	2,883	9.9	2,650	8.7	2,758	8.7
Plates	3,849	13.2	4,638	15.3	4,588	14.5
Wire rods	1,735	6.0	2,400	7.9	2,667	8.4
Silicon steel sheets	1,134	3.9	1,038	3.4	1,031	3.3

Total (1)	29,104	100.0%	30,390	100.0%	31,580	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO Daewoo) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 8,391 billion in 2013, Won 9,176 billion in 2014 and Won 8,365 billion in 2015. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 12.0 million tons in 2015, representing 38.0% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2015, our sales volume of cold rolled products produced by us and directly sold to external customers remained relatively stable and increased by 1.0% compared to our sales volume in 2014.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we had a domestic market share for cold rolled products of approximately 40% on a non-consolidated basis.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 8.5 million tons in 2015, representing 27.0% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2015, our sales volume of hot rolled products produced by us and directly sold to external customers increased by 9.7% compared to our sales volume in 2014, primarily reflecting an increase in sales to new customers abroad, which were in large part satisfied through increased production following an increase in production capacity of our facilities dedicated to production of hot rolled products.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we had a domestic market share for hot rolled products of approximately 37% on a non-consolidated basis.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2.8 million tons in 2015, representing 8.7% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 8.7% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2015, they represented 21.5% of our total revenue from such steel products in 2015. In 2015, our sales volume of stainless steel products produced by us and directly sold to external customers increased by 4.1% compared to our sales volume in 2014 primarily reflecting increased demand resulting from our efforts to focus more on marketing of higher margin, higher value-added products, which was in part met by an increase in our production capacity of stainless steel products.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we had a domestic market share for stainless steel products of approximately 40% on a non-consolidated basis.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 4.6 million tons in 2015, representing 14.5% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2015, our sales volume of plates produced by us and directly sold to external customers decreased by 1.1% compared to our sales volume in 2014 primarily due to a decrease in demand from the energy industry.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we had a domestic market share for plates of approximately 39% on a non-consolidated basis.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2.7 million tons in 2015, representing 8.4% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2015, our sales volume of wire rods produced by us and directly sold to external customers increased by 11.2% compared to 2014, primarily reflecting an increase in production capacity resulting from a ramping up of production at our no. 4 wire rod mill, which in turn enabled us to meet an increase in demand for our wire rods from global auto parts manufacturers.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we had a domestic market share for wire rods of approximately 55% on a non-consolidated basis.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 1.0 million tons in 2015, representing 3.3% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2015, our sales volume of silicon steel sheets produced by us and directly sold to external customers remained relatively stable and decreased by 0.7% compared to 2014.

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

Markets

Korea is our most important market. Domestic sales represented 40.3% of our total revenue from steel products produced and sold by us in 2015. Our export sales and overseas sales to customers abroad represented 59.7% of our total revenue from steel products in 2015. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of steel products sold in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2013	2014	2015
POSCO’s sales (1)	43.4%	40.6%	40.8%
Other domestic steel companies’ sales	23.6	27.6	27.7
Imports	33.0	31.8	31.5

Total	100.0%	100.0%	100.0%

(1)	POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 59.7% of our total revenue from steel products produced and sold by us in 2015, 63.0% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products decreased by 3.7% from 22,731 billion in 2014 to Won 21,901 billion in 2015.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us, by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2013			2014			2015
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
Asia (other than China and Japan)	￦	5,707	27.7%	￦	6,434	28.3%	￦	6,174	28.2%
China		6,220	30.2		6,057	26.6		5,541	25.3
Japan		2,583	12.5		2,668	11.7		2,075	9.5
Europe		999	4.9		1,428	6.3		1,751	8.0
Middle East		381	1.8		323	1.4		372	1.7
North America		1,145	5.6		2,131	9.4		2,162	9.9
Others		3,552	17.3		3,689	16.2		3,826	17.5

Total	￦	20,587	100.0%	￦	22,731	100.0%	￦	21,901	100.0%

	For the Year Ended December 31,
	2013			2014			2015
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	6,653	32.3%	￦	6,907	30.4%	￦	6,373	29.1%
Hot rolled products		3,300	16.0		3,646	16.0		4,032	18.4
Stainless steel products		5,125	24.9		5,615	24.7		5,265	24.0
Plates		1,238	6.0		1,596	7.0		1,465	6.7
Wire rods		569	2.8		783	3.4		674	3.1
Silicon steel sheets		837	4.1		771	3.4		807	3.7
Others		2,863	13.9		3,412	15.0		3,284	15.0

Total	￦	20,587	100.0%	￦	22,731	100.0%	￦	21,901	100.0%

The table below sets out the world’s apparent steel use for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
Apparent steel use (million metric tons)	1,534	1,547	1,498
Percentage of annual increase	6.3%	0.8%	(3.1)%

Source: World Steel Association.

Recently, the general weakness of the global economy, the slowdown in growth of the Chinese economy and fluctuations in oil and commodity prices have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The World Steel Association forecasts that global apparent steel use is expected to decrease by 0.7% to 1,488 million metric tons in 2016.

In recent years, driven in part by strong growth in steel consumption in emerging economies, the global steel industry has experienced renewed interest in expansion of steel production capacity. The Organisation for Economic Co-operation and Development estimated the global crude steel production capacity to be 2,307 million tons in 2015. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy as well as a slowdown in demand growth from China, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy continues or demand from developing countries that have experienced significant growth during the past decade does not meet the growth in production capacity.

We distribute our export products mostly through Korean trading companies, including POSCO Daewoo, and our overseas sales subsidiaries. Our largest export market in 2015 was Asia (other than China and Japan), which accounted for 28.2% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were hot rolled products and cold rolled products. Our exports to Asia (other than China and Japan) amounted to Won 6,434 billion in 2014 and Won 6,174 billion in 2015. Our exports to Asia (other than China and Japan) decreased by 4.1% in 2015 primarily due to a decrease in the unit price of our products.

Our second largest export market in 2015 was China, which accounted for 25.3% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China decreased by 8.5% from Won 6,057 billion in 2014 to Won 5,541 billion in 2015 primarily due to a decrease in demand and a subsequent decrease in the unit price of our products resulting from the deterioration of local market conditions in China.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

From time to time, our exporting activities have become subject to anti-dumping, safeguard and countervailing proceedings. In recent years, we have become subject to a number of anti-dumping duties in the United States, Canada, the European Union, Brazil, India, Indonesia, Malaysia, Australia, Taiwan and Thailand and safeguard duties in Thailand and Malaysia. We are also subject to a number of on-going anti-dumping and safeguard investigations in the United States, China, Indonesia, Malaysia, India, Taiwan, Thailand and Vietnam. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years.

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

Both our export prices and domestic sales prices decreased from 2013 to 2015, reflecting production over-capacity in the global steel industry. We may decide to adjust our sales prices in the future subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.8 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2015, POSCO imported approximately 53.8 million dry metric tons of iron ore and 28.3 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. In 2015, we purchased a substantial portion of our iron ore and coal imports pursuant to long-term contracts. The supply contracts have terms of one to ten years and the long-term contracts generally provide for periodic price adjustments to the then-market prices. The long-term contracts to purchase iron ore and coal generally provide for quarterly adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influenced buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors. We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through an acquisition of a minority interest. We secured approximately 41% of our iron ore and coal imports in 2015 from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Brazil, New Caledonia and Canada. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Peak Downs Australian premium hard coking coal) was US$159 in 2013, US$126 in 2014 and US$102 in 2015. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China index announced by Platts) was US$126 in 2013, US$88 in 2014 and US$51 in 2015. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Japan,

Indonesia and Colombia. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$15,022 in 2013, US$16,871 in 2014 and US$11,836 in 2015.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. These dedicated vessels transported approximately 80% of the total requirements in 2015, and the remaining approximately 20% was transported by vessels retained through short to medium term contracts, depending on market conditions. The Asia Pacific region, including Australia, and the Atlantic region, including Brazil, are the main regions where the vessels are loaded, and they accounted for approximately 85% and 15%, respectively, of our total requirements in 2015. We plan to continue to optimize the fleet of dedicated vessels that we use by 2020 in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we had a market share of approximately 37% on a non-consolidated basis in 2015, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 40% in each market on a non-consolidated basis in 2015, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

We may face increased competition in the future from new specialized or integrated domestic manufacturers of steel products in the Korean market. Our biggest competitor in Korea is Hyundai Steel Co., Ltd. with an annual crude steel production of approximately 21 million tons.

The Korean Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In the past decade, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. For example, Mittal Steel’s takeover of Arcelor in 2006 created a company with approximately 10% of global steel production capacity. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A., and new market entrants, especially from China and India, could result in a significant increase in competition. In recent years, excess capacity from developing countries, particularly China, has resulted in downward pressure on global steel prices. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

Korea. In order to expand our sale of value-added products, we established POSCO Coated & Color Steel Co., Ltd. by merging a coated steel manufacturer and a color sheet manufacturer in March 1999. POSCO Coated & Color Steel has an aggregate annual production capacity of 600 thousand tons of galvanized and aluminized steel sheets widely used in the construction, automotive parts and home appliances industries. POSCO Coated & Color Steel also has an aggregate annual production capacity of 350 thousand tons of color sheets that are mainly used for interior and exterior materials and home appliances. In 2015, POSCO Coated & Color Steel produced 608 thousand tons of galvanized and aluminized steel sheets and 310 thousand tons of color sheets.

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation), which commenced production of stainless cold rolled steel products in December 1998. Zhangjiagang Pohang Stainless Steel produced 1,105 thousand tons of stainless steel products in 2015. See “— Other Production Facilities Abroad — Zhangjiagang Pohang Stainless Steel.”

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. The plant became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 147 thousand tons of such products in 2015.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. The cold rolling mill with an annual production capacity of 1.9 million tons became operational in March 2006, and the company produced 1.8 million tons of such products in 2015. We currently hold a 25.0% interest in this joint venture.

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd., a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We hold a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013 with an annual production capacity of 3.0 million tons of plates and slabs. PT. Krakatau POSCO produced 2.7 million tons of plates and slabs in 2015. See “— Other Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We previously entered into an agreement with Nippon Steel & Sumitomo Metal Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. In March 2015, we acquired the interest owned by Nippon Steel & Sumitomo Metal Corporation, and we hold a 100.0% interest in the subsidiary. We completed the construction of a plant in September 2009 with an annual production capacity of 1.2 million tons of cold rolled products and commenced commercial production. POSCO Vietnam produced 900 thousand tons of such products in 2015.

We established POSCO SS VINA Co., Ltd., a wholly owned subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. The plant became operational in June 2015, with an annual production capacity of 1.1 million tons of shape steel and steel reinforcement products. POSCO SS VINA Co., Ltd. is in the process of ramping up its production and produced 0.2 million tons of shape steel and steel reinforcement products in 2015. See “Other Production Facilities Abroad — POSCO SS VINA.”

Thailand. In order to secure an alternative sales source for stainless cold rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in September 2011. We renamed the company as POSCO Thainox Public Company Limited in October 2011 and currently hold an 84.9% interest in the company. The company produced 175 thousand tons of stainless cold rolled products in 2015.

United States. We entered into a 50-50 joint venture between U.S. Steel Corporation and us called USS-POSCO Industries Corporation. We sell hot rolled products to USS-POSCO Industries, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. USS-POSCO Industries produced 716 thousand tons of such products in 2015.

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

Others. In addition to the above investments, we are carefully seeking out additional promising investment opportunities abroad. In June 2005, we entered into a memorandum of understanding with Odisha State Government of India for the construction of an integrated steel mill and the development of iron ore mines in Odisha State. The Government of India reissued clearance for the construction of the steel mill in January 2014 and the Indian Supreme Court issued a final ruling in May 2013 with respect to authority of the central government to issue permission to develop iron ore mines in Odisha State. Progress on this project remains subject to further discussion with the Government of India.

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2015, our 31 supply chain management centers recorded aggregate sales of 6 million tons of steel products.

Trading

Our trading activities consist primarily of trading activities of POSCO Daewoo. We acquired a controlling interest in POSCO Daewoo for Won 3.37 trillion on September 20, 2010, and we currently hold a 60.3% interest in POSCO Daewoo. Our consolidated subsidiaries that also engage in trading activities include POSCO Processing & Service Co., Ltd. that primarily focuses in the domestic market, and POSCO Asia Company Limited located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan, POSCO America Corporation located in New Jersey, U.S.A. and POSCO South Asia Co., Ltd. located in Bangkok, Thailand.

POSCO Daewoo is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles and operates a department store in Korea. POSCO Daewoo was established in December 2000 when the international trading and construction businesses of Daewoo Corporation were spun off into three separate companies as part of a debt workout program of Daewoo Corporation.

The following table sets forth a breakdown of POSCO Daewoo’s total sales by export sales, domestic sales and third-party trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2013			2014			2015
	(In billions of Won, except percentages)
Export Sales
Trading sales:
Steel and metal	￦	5,397	31.5%	￦	5,051	24.8%	￦	4,648	26.5%
Chemical and commodities		1,535	9.0		1,836	9.0		1,445	8.2
Automobile and machinery parts		1,625	9.5		1,965	9.6		2,003	11.4
Electronics and miscellaneous items		72	0.4		44	0.2		42	0.2

Sub-total		8,630	50.4		8,895	43.6		8,138	46.4

Manufactured product sales		13	0.1		22	0.1		6	0.0
Miscellaneous		14	0.1		60	0.3		61	0.4

Total export sales		8,657	50.6		8,977	44.0		8,204	46.8

Domestic Sales
Trading sales:
Steel and metal	￦	686	3.9%	￦	737	3.6%	￦	506	2.9%
Chemical and commodities		71	0.4		81	0.4		92	0.5
Automobile and machinery parts		34	0.2		56	0.3		62	0.4
Electronics and miscellaneous items		4	0.0		11	0.1		—	—
Other goods		54	0.3		49	0.2		23	0.1

Sub-total		849	5.0		935	4.6		683	3.9

Miscellaneous		12	0.1		11	0.1		24	0.1

Total domestic sales		861	5.1		946	4.7		707	4.0

Third-Country Trades
Trading	￦	10,598	61.9%	￦	14,284	70.0%	￦	11,569	66.0%
Natural resources development		132	0.8		550	2.7		714	4.1
Manufactured product trading		261	1.5		266	1.3		242	1.4

Total third-country trades		10,991	64.2		15,100	74.0		12,525	71.5

Consolidation adjustments		(3,399)	(19.9)		(4,615)	(22.7)		(3,910)	(22.3)

Total sales	￦	17,109	100.0%	￦	20,408	100.0%	￦	17,527	100.0%

Trading Activities. POSCO Daewoo’s trading activities consist of exporting and importing a wide variety of products and commodities, including iron and steel, raw materials for steel production, non-ferrous metals, chemicals, automotive parts, machinery and plant equipment, electronics products, agricultural commodities and textiles. POSCO Daewoo is also engaged in third-country trade that does not involve exports from or imports to Korea. The products are obtained from and supplied to numerous suppliers and purchasers in Korea and overseas, which are procured through a global trading network comprised of overseas trading subsidiaries, branches and representative offices. Such subsidiaries and offices support POSCO Daewoo’s trading activities by locating suitable local suppliers and purchasers on behalf of customers, identifying business opportunities and providing information regarding local market conditions.

In most cases, POSCO Daewoo enters into trading transactions after the underlying sale and purchase contracts have been matched, which mitigates inventory and price risks to POSCO Daewoo. POSCO Daewoo typically enters into trading transactions as a principal, and in limited cases as an import or export agent. When acting as a principal or an agent, POSCO Daewoo derives its gross trading profit from the margin between the selling price of the products and the purchase price it pays for such products. In the case of principal transactions, the selling price is recorded as sales and the purchase price is recorded as cost of sales, while only the margin is recorded as sales in the case of agency transactions in which POSCO Daewoo does not assume the risks and rewards of ownership of the goods. In the case of principal transactions, it takes an average of approximately 51 days between POSCO Daewoo’s payment of goods and its receipt of payment from its customers. In the instances in which it acts as an arranger for a third country transaction, POSCO Daewoo derives its gross trading profit from, and records as sales, the commission paid to it by the customer. The sizes of margins and commissions for POSCO Daewoo’s trading activities vary depending on a number of factors, including prevailing supply and demand conditions for the product involved, the cost of financing, insurance, storage and transport and the creditworthiness of the customer, and tends to decline as the product or market matures.

In connection with its export and import transactions, POSCO Daewoo has accounts receivable and payable in a number of currencies, but principally in Dollars. POSCO Daewoo’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO Daewoo’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is substantially mitigated by such strategies, POSCO Daewoo also periodically enters into derivative contracts, primarily currency forward contracts, to further hedge its foreign exchange risks.

In connection with its trading activities, POSCO Daewoo arranges insurance and product transport at the request of customers, the costs of which generally become reflected in the sales price of the relevant products, and also provides financing services to its purchasers and suppliers as necessary. In the case of trading transactions involving large-scale industrial or construction projects, POSCO Daewoo also provides necessary project planning and organizing services to its customers.

Natural Resources Development Activities. POSCO Daewoo also invests in energy and mineral development projects throughout the world. In particular, POSCO Daewoo joined a consortium with Korea Gas Corporation, ONGC Videsh Ltd. and the Gas Authority of India Ltd. in November 2002, which made a successful bid in the gas exploration, development and production project in the Myanmar A-1 gas field. In October 2005, the consortium made a successful bid in the gas exploration, development and production project in the Myanmar A-3 gas field, located adjacent to the Myanmar A-1 gas field. In December 2008, the consortium entered into a sales agreement with China National United Oil Corporation to sell the gas produced from the A-1 and A-3 gas fields for a period of 30 years after the commencement of production. In August 2010, Myanmar Oil & Gas Enterprise, the national oil and gas company of Myanmar, acquired a 15.0% interest in each of the projects. As of December 31, 2015, POSCO Daewoo had invested approximately US$ 1,303 million in the A-1 and A-3 gas field projects, approximately US$214 million in a related off-shore pipeline project and approximately US$374 million in a related on-shore pipeline project. POSCO Daewoo plans to make further investments in these gas fields in the future. POSCO Daewoo holds a 51.0% interest in each of the A-1, A-3 and off-shore pipeline projects and a 25.0% interest in the on-shore pipeline project. Production of gas from these gas fields commenced in July 2013 and POSCO Daewoo recognized revenue from the Myanmar gas field project starting in November 2013. POSCO Daewoo recognized revenues of approximately Won 467 billion in 2014 and Won 652 billion in 2015 from the Myanmar gas field project.

Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO Daewoo intends to continue to expand its operations by carefully seeking out promising energy development projects abroad. POSCO Daewoo mitigates the risks associated with such investments through subsidies from the Special Account for Energy Related Funds that is administered, among others, by Korea National Oil Corporation and Korea Resources Corporation, government agencies that promote natural resources development activities of the fund. The fund subsidizes a portion of the investment amount in the event the investor fails to develop viable deposits. If the natural resources development activities are successful, the investor must reimburse the fund for the subsidy amount, together with accrued interest. In most instances, POSCO Daewoo is required to obtain consent from the Ministry of Trade, Industry & Energy prior to investing in natural resources development projects.

Competition. POSCO Daewoo competes principally with six other Korean general trading companies, each of which is affiliated with a major domestic business group, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, in recent years, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense. POSCO Daewoo’s principal competitors in the overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO Daewoo diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses.

Construction

POSCO E&C, our consolidated subsidiary in which we hold a 52.8% interest, is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through:

•	its strong and stable customer base; and

•

its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO E&C has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. One of its landmark urban planning and development projects includes the development of a 5.7 million-square meter area of Songdo International City in Incheon, which POSCO E&C is co-developing with Gale International, a respected real estate developer based in the United States. In September 2015, we completed the sale of our 38.0% interest in POSCO E&C to PIF, the sovereign wealth fund of Saudi Arabia, for US$1.05 billion. In connection with the sale, POSCO E&C and PIF agreed to jointly explore additional business opportunities in Saudi Arabia, including participating in various infrastructure projects sponsored by the Saudi Arabian government.

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

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy Corporation’s total power generation capacity was approximately 4,526 megawatts as of December 31, 2015. POSCO Energy Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

LNG Logistics. In an effort to reduce our dependency on oil, we became the first private company in Korea to import LNG in 2005, and we have steadily increased the use of natural gas for energy generation at our steel production facilities. We operate an LNG receiving terminal that is equipped with two 100,000 kiloliters storage tanks, two 165,000 kiloliters storage tanks and additional facilities with an aggregate capacity to process up to 2.4 million tons of LNG annually in Gwangyang. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. We are in the process of building a synthetic natural gas production plant with an annual capacity of 500,000 tons in Gwangyang that will become operational during 2016. We believe that the synthetic natural gas production plant provides us with a stable supply of LNG substitutes that we can utilize to meet our growing needs for energy generation.

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

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO Daewoo Corporation	Korea	60.3%
POSCO Engineering & Construction Co., Ltd	Korea	52.8%
POSCO Energy Corporation	Korea	89.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5%
POSCO Processing & Service Co., Ltd.	Korea	96.0%
POSCO ICT Co., Ltd.	Korea	65.4%

Item 4.D.  Property, Plants and Equipment

Our principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang City in the southwestern region of Korea. We also maintain and operate production properties abroad, including plants operated by Zhangjiagang Pohang Stainless Steel in China, PT. Krakatau POSCO in Indonesia and POSCO SS Vina in Vietnam. We expect to increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”

Pohang Works

Construction of Pohang Works began in 1970 and ended in 1983. Pohang Works currently has an annual crude steel and stainless steel production capacity of 17.6 million tons. Pohang Works produces a wide variety of steel products. Products produced at Pohang Works include hot rolled sheets, plates, wire rods and cold rolled sheets, as well as specialty steel products such as stainless steel sheets and silicon steel sheets. These products can also be customized to meet the specifications of our customers.

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 43 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 200,000 tons for unloading raw materials, storage areas for up to 34 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works consumed approximately 390 thousand tons of LNG and approximately 790 gigawatt hours of electricity in 2015. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

The following table sets out Pohang Works’ capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2013	2014	2015
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	17.30	17.40	17.61
Actual crude steel and stainless steel output (million tons)	16.18	16.18	16.23
Capacity utilization rate (%) (1)	93.5	93.0	92.2

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Gwangyang Works

Construction of Gwangyang Works began in 1985 on a site of 13.7 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea. Gwangyang Works currently has an annual crude steel production capacity of 24.8 million tons. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

Gwangyang Works is comprised of 47 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships as large as 300,000 tons for unloading raw materials, storage areas for 38 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Gwangyang Works consumed approximately 260 thousand tons of LNG and approximately 1,390 gigawatt hours of electricity in 2015.

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

The following table sets out Gwangyang Works’ capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2013	2014	2015
Crude steel production capacity as of end of the year (million tons per year)	20.80	20.80	24.80
Actual crude steel output (million tons)	20.23	21.47	21.74
Capacity utilization rate (%) (1)	97.3	103.2	87.7

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

Production Facilities Abroad

Our various subsidiaries and joint ventures around the world, including Zhangjiagang Pohang Stainless Steel Co., Ltd. in China, PT. Krakatau POSCO Co., Ltd. in Indonesia and POSCO SS Vina Co., Ltd. in Vietnam, engage in steel production activities. For a discussion of such operations, see “Item 4. Information of the Company — Item 4.B. Business Overview — Subsidiaries and Joint Ventures.”

Zhangjiagang Pohang Stainless Steel

The following table sets out Zhangjiagang’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2013	2014	2015
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	1.10	1.15	1.17
Capacity utilization rate (%) (1)	100.3	104.9	106.1

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2014	2015
Crude steel production capacity as of end of the year (million tons per year)	3.00	3.00
Actual crude steel output (million tons)	1.90	2.72
Capacity utilization rate (%) (1)	63.4	90.7

(1)	Calculated by dividing actual crude steel output by the actual crude steel capacity for the relevant period as determined by us.

POSCO SS VINA Co., Ltd.

The following table sets out POSCO SS VINA’s capacity utilization rates for 2015.

As of or for the Year Ended December 31,
2015
Crude steel production capacity as of end of the year (million tons per year)	1.10
Actual crude steel output (million tons)	0.17
Capacity utilization rate (%) (1)	15.8

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

We plan to continue to invest in developing more environmentally friendly steel manufacturing processes. We commenced research and development for a new steel manufacturing technology called FINEX in 1992 jointly with the Research Institute of Industrial Science and Technology and VOEST Alpine, an Austrian company. We will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that we believe optimizes our production capacity by utilizing low-grade iron ore fines and using coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages by eliminating major sources of pollution such as facilities that pretreat raw materials, as well as decreasing operating and raw material costs.

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

While we believe we are in compliance with applicable environmental laws and regulations in all material respects, we may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. For example, we recognized provision expenses of Won 89 billion in 2014 and Won 2 billion in 2015 related to restoration costs of contaminated land near our magnesium plant in Gangneung, Korea, of which provision of Won 37 billion remained as of December 31, 2015. We spent Won 295 billion in 2013, Won 299 billion in 2014 and Won 168 billion in 2015 on anti-pollution facilities.

Item 4.E.  Unresolved Staff Comments

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

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, a trading segment, an engineering and construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists of global trading activities of POSCO Daewoo, exporting and importing a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG logistics, and network and system integration. See Note 41 of Notes to Consolidated Financial Statements.

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

•	our sales volume, unit prices and product mix;

•	costs and production efficiency; and

•	exchange rate fluctuations.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Prices and Product Mix

In recent years, our net sales have been affected by the following factors:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market;

•	price levels; and

•	our ability to improve our product mix.

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

The unit sales price of wire rods, which accounted for 7.9% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by 16.4% in 2014.The unit sales price of plates, which accounted for 15.3% of total sales volume of such products, decreased by 10.6% in 2014.The unit sales price of silicon steel sheets, which accounted for 3.4% of total sales volume of such products, decreased by 6.2% in 2014. The unit sales price of cold rolled products, which accounted for 39.1% of total sales volume of such products, decreased by 5.2% in 2014. On the other hand, the unit sales price of hot rolled products, which accounted for 25.6% of total sales volume of such products, increased by 1.5% in 2014. The unit sales price of stainless steel products, which accounted for 8.7% of total sales volume of such products, increased by 0.1% in 2014.

In 2015, unit sales prices in Won for our principal product lines of steel products produced by us and directly sold to external customers, other than silicon steel sheets, decreased. The weighted average unit price for such products decreased by 14.8% from 2014 to 2015, despite a depreciation in the average value of the Won against the Dollar in 2015 that increased our export prices in Won terms. The average exchange rate of the Won against the Dollar depreciated from Won 1,053.2 to US$1.00 in 2014 to Won 1,131.5 to US$1.00 in 2015.

The unit sales price of hot rolled products, which accounted for 27.0% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by

20.1% in 2015. The unit sales price of wire rods, which accounted for 8.4% of total sales volume of such products, decreased by 19.5% in 2015. The unit sales price of plates, which accounted for 14.5% of total sales volume of such products, decreased by 19.3% in 2015. The unit sales price of stainless steel products, which accounted for 8.7% of total sales volume of such products, decreased by 14.4% in 2015. The unit sales price of cold rolled products, which accounted for 38.0% of total sales volume of such products, decreased by 11.2% in 2015. On the other hand, the unit sales price of silicon steel sheets, which accounted for 3.3% of total sales volume of such products, increased by 5.1% in 2015.

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2013		2014		2015
	(In thousands of Won per ton)
Cold rolled products	￦	829	￦	786	￦	698
Hot rolled products		677		687		549
Stainless steel products		2,576		2,577		2,207
Plates		849		759		612
Wire rods		1,076		900		724
Silicon steel sheets		1,302		1,221		1,284

Average (1)	￦	998	￦	936	￦	798

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed principal products produced by us and directly sold to external customers. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.” The average unit sales price calculation does not include sales results of steel products categorized as “others.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
	(Percentage of net sales)
Cost of sales	88.9%	88.7%	88.9%
Selling and administrative expenses	6.3	6.3	7.0
Gross margin	11.1	11.3	11.1
Operating profit margin	4.2	3.9	2.5

Our operating profit margin decreased from 4.2% in 2013 to 3.9% in 2014 and further decreased to 2.5% in 2015, reflecting the current challenging business environment as discussed below.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to address challenges posed by the global economic downturn:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
Crude steel and stainless steel production capacity (million tons per year) (1)	40.4	43.5	47.6
POSCO	38.1	38.2	42.4
POSCO Specialty Steel Co., Ltd. (1)	1.2	1.2	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.1	1.1	1.1
PT. Krakatau POSCO Co., Ltd.	—	3.0	3.0
POSCO SS VINA Co., Ltd.	—	—	1.1
Actual crude steel and stainless steel output (million tons) (2)	38.3	41.4	42.0
POSCO	36.4	37.7	38.0
POSCO Specialty Steel Co., Ltd. (1)	0.7	0.7	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.1	1.2	1.2
PT. Krakatau POSCO Co., Ltd.	—	1.9	2.7
POSCO SS VINA Co., Ltd.	—	—	0.2
Capacity utilization rate (%) (1)	94.6%	95.2%	88.3%
POSCO	95.5%	98.6%	89.5%
POSCO Specialty Steel Co., Ltd. (1)	61.8%	60.1%	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	100.3%	104.9%	106.1%
PT. Krakatau POSCO Co., Ltd.	—	63.4%	90.7%
POSCO SS VINA Co., Ltd.	—	—	15.8%

(1)	In March 2015, we sold an aggregate of 52.2% of our interest in POSCO Specialty Steel to SeAH Besteel Corp., Shinyoung Securities Co., Ltd. and Shinhan Investment Corp. for approximately Won 419 billion. As a result, we hold a 19.9% interest in POSCO Specialty Steel.

(2)	Reflects production capacity of POSCO, Zhangjiagang Pohang Stainless Steel Co., Ltd, PT. Krakatau POSCO Co., Ltd. and POSCO SS VINA Co., Ltd. In 2013 and 2014, also includes production capacity of POSCO Specialty Steel Co., Ltd.

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2015, 59.7% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO Daewoo’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO Daewoo’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO Daewoo and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. Because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), depreciation of the Won generally has a negative impact on our results of operations.

Inflation

Inflation in Korea, which was 1.3% in 2013, 1.3% in 2014 and 0.7% in 2015, has not had a material impact on our results of operations in recent years.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2015, the percentage of allowance for doubtful accounts to trade accounts and notes receivable and other receivables was 7.55%. Our allowance for doubtful accounts increased by 4.8%, or Won 46 billion, from Won 954 billion as of December 31, 2014 to Won 1,000 billion as of December 31, 2015. See Note 23 of Notes to Consolidated Financial Statements. Assumptions and judgments related to the allowance for doubtful accounts did not change in 2015.

Specifically, allowances for doubtful accounts are recorded when any of the following loss events occur: (i) there is objective evidence as to the uncollectability of the account observed through bankruptcy, default or involuntary dissolution of the customer; (ii) we lose a lawsuit against the customer or our right of claim gets extinguished; (iii) our costs to collect the account exceed the payments to be received; or (iv) a dispute with the customer over the collection of the account persists for more than three years.

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2015 was 0.16%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 18% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 16% in total.

We recognized impairment losses on available-for-sale investments of Won 370 billion in 2014 and Won 143 billion in 2015. Our impairment losses on available-for-sale investments in recent years related primarily to a significant and prolonged decline in the fair value of shares of Hyundai Heavy Industries Co., Ltd. and Dongbu Metal Co., Ltd. below cost.

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

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value reduced by selling costs) and its value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets and is subject to changes in market conditions. Based on an impairment test as of December 31, 2015, we recognized impairment loss on property, plant and equipment amounting to Won 136 billion in 2015.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2015, we estimated an average discount rate of 5.5% and an average rate of revenue growth of 1.4%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated average discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 19.3% in total. If the estimated average rate of revenue growth rate were decreased by 1%, then the estimated fair values would have decreased by 17.2% in total. These sensitivity analyses do not affect the impairment loss due to the absence of an impairment loss indicator for our long-lived assets.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use would have decreased by 3.65% in total. If the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use would have decreased by 1.24% in total. If the discount rate assumptions were increased by 0.25% or the terminal growth rate assumptions were decreased by 0.25%, there would be no impact on goodwill impairment. Based on an impairment test as of December 31, 2015, we recognized impairment loss on goodwill of Won 99 billion in 2015, which related primarily to impairment of goodwill related to EPC Equities LLP. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss on goodwill. See Note 15 of Notes to Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 16.1% of gross profit margin to the inventory cost amount plus 11.4% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2013, 2014 and 2015. The valuation losses of inventories recognized within cost of goods sold were Won 49 billion in 2013, Won 42 billion in 2014 and Won 153 billion in 2015.

Investments in Associates and Joint Ventures

We hold a significant amount of investments in associates and joint ventures, which interests are accounted for using the equity method. As of December 31, 2015, the book value of our investments in associates and joint ventures was Won 3,945 billion. The carrying amounts of our investments in associates and joint ventures are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

We estimate the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then we estimate the recoverable amount of cash-generating unit (“CGU”), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU. We treat individual operating entities as CGUs, and an impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

As part of our impairment review, the operating results, net asset value and future performance forecasts of our associates and joint ventures as well as general market conditions are taken into consideration in order to assess whether there is any objective evidence of impairment, such as significant financial difficulty of the associate or joint venture. Unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize additional losses on impairment of our interest in our associates and joint ventures. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values used to evaluate impairment of our interest in our associates and joint ventures and potentially have different impacts on our results of operations.

Revenue Recognition for Construction Contracts

POSCO E&C, our consolidated subsidiary, engages in various construction activities, including construction of industrial plants and commercial and residential buildings, and revenue recognition are different based on types of contracts. When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the project. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. On the other hand, when the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on the construction contract is recognized as an expense immediately.

Our contract revenue recognition policy requires our management to exercise judgment in estimating the outcome of our contracts and measuring the percentage of completion and actual costs incurred in respect of our projects, which affects the amount and timing of recognition of revenues and cost of sales, provisions for estimated losses, charges against current earnings, trade account receivables and advances. Our ability to measure reliably the estimated total cost of a project has a significant effect on the amount and timing of recognizing our sales and cost of sales. The timing of recognition of sales we report may differ materially from the timing of actual contract payments received. In addition, to the extent that sales recognized by us exceed the amount of payments to be received by us, such amount is reflected as trade account receivables on our balance sheet. To the extent payments received by us exceed the sales recognized, such amount is reflected under advances from customers on our balance sheet. Thus our ability to measure reliably the estimated total costs and the percentage of completion also affects the amount of our trade account receivables and advances from customers.

Deferred Income Taxes

Our deferred income tax assets and liabilities reflect the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying mount of our assets and liabilities. We recognize deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. We recognize deferred income tax asset for deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income. The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

We believe that recognition of deferred tax assets and liabilities is a significant accounting policy that requires our management’s estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future.

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 133 billion, or 7.8% in total. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 130 billion, or 7.6% in total.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA.

During the three years ended December 31, 2015, we are required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2013, 2014 and 2015 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2013		2014		2015
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	2,566,269	￦	2,512,998	￦	1,486,380
Additions:
Impairment loss on assets held for sale		1,814		17,205		133,547
Loss on disposals of assets held for sale		26,498		14		190,357
Loss on disposals of investments in subsidiaries, associates and joint ventures		19,404		2,556		18,996
Loss on disposals of property, plant and equipment		121,133		50,006		101,732
Impairment loss on property, plant and equipment		9,742		64,833		136,269
Impairment loss on intangible assets		125,316		55,220		161,412
Other bad debt expenses		111,065		96,373		158,071
Idle tangible assets expenses		17,624		12,214		12,773
Impairment loss on other non-current assets		9,000		38,137		12,264
Other provision expenses		65,896		126,601		18,396
Donations		60,940		69,544		62,957
Others		82,374		446,971		435,524

		650,806		979,674		1,442,298
Deductions:
Gain on disposals of assets held for sale		(101,611)		(48,232)		(227,956)
Gain on disposals of investments in subsidiaries, associates and joint ventures		(7,668)		(41,258)		(88,718)
Gain on disposals of property, plant and equipment		(14,177)		(15,039)		(22,730)
Recovery of allowance for other doubtful accounts		—		—		(10,452)
Rental revenues		(1,588)		(1,743)		(1,019)
Gain on insurance proceeds		(1,000)		(2,924)		(14,976)
Others		(103,029)		(160,210)		(183,197)

		(229,073)		(269,406)		(549,048)

Revenue recognition related to development and sale of real estate		98,907		339,820		(329,923)
Cost of sales recognition related to development and sale of real estate		(90,775)		(349,556)		360,336

Operating profit under K-IFRS	￦	2,996,134	￦	3,213,530	￦	2,410,043

Net income (loss) under IFRS as issued by the IASB	￦	1,349,016	￦	564,039	￦	(116,215)
Adjustments related to development and sale of real estate:
Revenue		98,907		339,820		(329,923)
Cost of sales		(90,775)		(349,556)		360,336
Income tax		(1,968)		2,356		(10,379)

Net income (loss) under K-IFRS	￦	1,355,180	￦	556,659	￦	(96,181)

Operating Results — 2014 Compared to 2015

The following table presents our income statement information and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Revenue	￦	64,759	￦	58,522	￦	(6,236)	(9.6)%
Cost of sales		57,465		52,018		(5,447)	(9.5)

Gross profit		7,293		6,504		(789)	(10.8)
Administrative expenses		2,310		2,395		85	3.7
Selling expenses		1,760		1,729		(31)	(1.8)
Other operating income		269		549		280	103.8
Other operating expenses		980		1,442		463	47.2

Operating profit		2,513		1,486		(1,027)	(40.9)
Share of loss of equity-accounted investees		300		506		206	68.7
Finance income		2,397		2,557		160	6.7
Finance costs		3,222		3,387		165	5.1

Profit before income tax		1,388		150		(1,238)	(89.2)
Income tax expense		824		267		(557)	(67.6)

Profit (loss)		564		(116)		(680)	N.A. (1)
Profit for the period attributable to owners of the controlling company		633		171		(461)	(72.9)
Loss for the period attributable to non-controlling interests		(69)		(288)		(219)	319.0

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	31,842	￦	28,293	￦	(3,549)	(11.1)%
Internal revenue		17,755		16,544		(1,211)	(6.8)

Total revenue from Steel Segment		49,597		44,837		(4,760)	(9.6)

Trading Segment:
External revenue		21,166		18,315		(2,850)	(13.5)
Internal revenue		10,095		8,692		(1,403)	(13.9)

Total revenue from Trading Segment		31,261		27,008		(4,253)	(13.6)

Construction Segment:
External revenue		8,119		8,516		397	4.9
Internal revenue		2,185		1,352		(832)	(38.1)

Total revenue from Construction Segment		10,304		9,868		(436)	(4.2)

Others Segment:
External revenue		3,972		3,068		(903)	(22.7)
Internal revenue		3,095		2,691		(403)	(13.0)

Total revenue from Others Segment		7,066		5,760		(1,307)	(18.5)

Total revenue prior to consolidation adjustments and basis difference		98,228		87,472		(10,756)	(11.0)

Consolidation adjustments		(33,129)		(29,279)		3,850	(11.6)
Basis difference (1)		(340)		330		670	N.A. (2)

Revenue	￦	64,759	￦	58,522		(6,236)	(9.6)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our revenue decreased by 9.6%, or Won 6,236 billion, from Won 64,759 billion in 2014 to Won 58,522 billion in 2015 primarily due to decreases in external revenues from the Steel Segment, the Trading Segment and the Others Segment, which were offset in part by an increase in external revenues from the Construction Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 11.1%, or Won 3,549 billion, from Won 31,842 billion in 2014 to Won 28,293 billion primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers, which was offset in part by an increase in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories). The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 14.8% from Won 936,405 per ton in 2014 to Won 798,217 per ton in 2015, while the overall sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products) increased by 3.9% from 30.4 million tons in 2014 to 31.6 million tons in 2015. Such factors were principally attributable to the following:

•	The unit sales prices in Won of hot rolled products, wire rods, plates, stainless steel products and cold rolled products produced by us and directly sold to external customers decreased by 20.1%, 19.5%, 19.3%, 14.4% and 11.2%, respectively, from 2014 to 2015. On the other hand, the unit sales prices in Won of silicon steel sheets produced by us and directly sold to external customers increased by 5.1% from 2014 to 2015. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of wire rods, hot rolled products, stainless steel products and cold rolled products produced by us and directly sold to external customers increased by 11.2%, 9.7%, 4.1% and 1.0%, respectively, from 2014 to 2015. On the other hand, our sales volume of plates and silicon steel sheets produced by us and directly sold to external customers decreased by 1.1% and 0.7%, respectively, from 2014 to 2015. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 9.6%, or Won 4,760 billion, from Won 49,597 billion in 2014 to Won 44,837 billion in 2015 as internal revenue from inter-company transactions decreased by 6.8%, or Won 1,211 billion, from Won 17,755 billion in 2014 to Won 16,543 billion in 2015. Such decrease primarily reflected a decrease in the average unit sales price of the steel products sold to our sales subsidiaries, which was offset in part by an increase in reliance on sales subsidiaries for the sale of our steel products.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 13.5%, or Won 2,850 billion, from Won 21,166 billion in 2014 to Won 18,315 billion in 2015 primarily due to a decrease in third-country trades by POSCO Daewoo and our other trading subsidiaries from 2014 to 2015, reflecting market conditions related to the deterioration of the global economy that has been characterized by weaker demand and falling prices for export and import products, reduced trading volume and intense competition among trading companies, which were partially offset by an increase in revenue from natural resources development activities, particularly from revenue related to the gas produced at the Myanmar gas fields.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, decreased by 13.6%, or Won 4,253 billion, from Won 31,261 billion in 2014 to Won 27,008 billion in 2015 as internal revenue from inter-company transactions decreased by 13.9%, or Won 1,403 billion, from Won 10,095 billion in 2014 to Won 8,692 billion in 2015 primarily due to the reasons stated above.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 4.9%, or Won 397 billion, from Won 8,119 billion in 2014 to Won 8,516 billion in 2015 primarily due to an increase in POSCO E&C’s construction activities in Brazil relating to the construction of a steel plant.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, decreased by 4.2%, or Won 436 billion, from Won 10,304 billion in 2014 to Won 9,868 billion in 2015 as internal revenue from inter-company transactions decreased by 38.1%, or Won 832 billion, from Won 2,185 billion in 2014 to Won 1,352 billion in 2015. Such decrease primarily reflected a decrease in the amount of construction activities for member companies of the POSCO Group, which was partially offset by an increase in external revenue as discussed above.

Others Segment. The Others Segment includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 22.7%, or Won 903 billion, from Won 3,972 billion in

2014 to Won 3,068 billion in 2015 primarily due to a decrease in revenue of POSCO Energy Corporation reflecting a decrease in the unit price of electric power sold, which was offset in part by an increase in the volume of power sold.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, decreased by 18.5%, or Won 1,307 billion, from Won 7,066 billion in 2014 to Won 5,760 billion in 2015 as internal revenue from inter-company transactions decreased by 13.0%, or Won 403 billion, from Won 3,095 billion in 2014 to Won 2,691 billion in 2015. Such decrease primarily reflected a decrease in inter-company sales of POSCO ICT Co., Ltd. due to a general reduction in investments made by the POSCO Group in 2015, which in turn reduced demand for system network integration and outsourcing services provided by POSCO ICT Co., Ltd. In addition, inter-company sales between eNtoB Corporation and POSCO E&C related to the construction of a synthetic natural gas production plant in Gwangyang also decreased in 2015 due to the substantial completion of POSCO E&C’s construction activities during 2015.

Cost of Sales

Our cost of sales decreased by 9.5%, or Won 5,447 billion, from Won 57,465 billion in 2014 to Won 52,018 billion in 2015. The decrease in cost of sales was primarily due to decreases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, as well as a decrease in trading activities as discussed above, which were partially offset by an increase in our sales volume of steel products.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Steel Segment	￦	44,587	￦	40,381	￦	(4,207)	(9.4)%
Trading Segment		29,884		25,563		(4,321)	(14.5)
Construction Segment		9,554		9,248		(305)	(3.2)
Others Segment		6,366		5,158		(1,208)	(19.0)
Consolidation adjustments		(32,577)		(28,692)		3,884	(11.9)
Basis difference (1)		(350)		360		710	N.A. (2)

Cost of sales	￦	57,465	￦	52,018		(5,447)	(9.5)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation adjustments, decreased by 9.4%, or Won 4,207 billion, from Won 44,587 billion in 2014 to Won 40,381 billion in 2015 primarily due to decreases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, the impact of which was partially offset by an increase in our sales volume of the principal steel products produced by us and directly sold to external customers.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, decreased by 14.5%, or Won 4,321 billion, from Won 29,884 billion in 2014 to Won 25,563 billion in 2015 primarily due to decreases in cost of export and import products sold as well as our trading volumes, the impact of which was partially offset by an increase in the production costs related to gas produced at the Myanmar gas fields and sold to customers.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, decreased by 3.2%, or Won 305 billion, from Won 9,554 billion in 2014 to Won 9,248 billion in 2015 in line with the decrease in total revenue from the Construction Segment.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, decreased by 19.0%, or Won 1,208 billion, from Won 6,366 billion in 2014 to Won 5,158 billion in 2015 primarily due to decreases in the average price in Won terms of key raw materials of POSCO Energy Corporation.

Gross Profit

Our gross profit decreased by 10.8%, or Won 789 billion, from Won 7,293 billion in 2014 to Won 6,504 billion in 2015 primarily due to decreases in gross profit of our Steel Segment, Construction Segment and Others Segment, which were partially offset by an increase in gross profit of our Trading Segment. Our gross margin decreased from 11.3% in 2014 to 11.1% in 2015.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Steel Segment	￦	5,010	￦	4,456	￦	(553)	(11.0)%
Trading Segment		1,376		1,445		68	4.9
Construction Segment		750		619		(130)	(17.4)
Others Segment		700		601		(99)	(14.1)
Consolidation adjustments		(553)		(587)		(34)	6.2
Basis difference (1)		10		(30)		(40)	N.A. (2)

Gross profit	￦	7,293	￦	6,504		(789)	(10.8)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The gross profit of our Steel Segment, prior to consolidation adjustments, decreased by 11.0%, or Won 553 billion, from Won 5,010 billion in 2014 to Won 4,456 billion in 2015 primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers, which was partially offset by a decrease in the average price in Won terms of coal and other key raw materials that were used to manufacture our finished steel products sold and an increase in the overall sales volume of our principal steel products, as discussed above. The gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, decreased from 10.1% in 2014 to 9.9% in 2015.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation adjustments, increased by 4.9%, or Won 68 billion, from Won 1,376 billion in 2014 to Won 1,445 billion in 2015, reflecting POSCO Daewoo’s and our other trading subsidiaries’ efforts to streamline their trading operations to focus on higher margin trades, as well as an increase in gross profit of the Myanmar gas fields. The gross margin of our Trading Segment, prior to consolidation adjustments, increased from 4.4% in 2014 to 5.3% in 2015.

Construction Segment. The gross profit of our Construction Segment, prior to consolidation adjustments, decreased by 17.4%, or Won 130 billion, from Won 750 billion in 2014 to Won 619 billion in 2015, and the gross margin decreased from 7.3% in 2014 to 6.3% in 2015 primarily due to a decrease in construction activities for member companies of the POSCO Group, as well as the weakening of market conditions in the domestic construction industry in 2015 that resulted in an increase in competition.

Others Segment. The gross profit of our Others Segment, prior to consolidation adjustments, decreased by 14.1%, or Won 99 billion, from Won 700 billion in 2014 to Won 601 billion in 2015 primarily due to decreases in gross profit of POSCO Chemtech Co., Ltd., POS-HIMetal Co., Ltd. and POSCO ICT Co., Ltd. Despite such decreases, gross margin increased from 9.9% in 2014 to 10.4% in 2015 due to the larger decrease in revenue as discussed above.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Freight and custody expenses	￦	1,552	￦	1,532	￦	(20)	(1.3)%
Sales commissions		66		80		14	20.8
Sales promotion		26		22		(3)	(12.9)
Sales insurance premium		40		31		(9)	(22.4)
Contract cost		50		38		(11)	(23.0)
Others		27		25		(2)	(5.6)

Total selling expenses	￦	1,760	￦	1,729		(31)	(1.8)

Wages and salaries	￦	781	￦	811	￦	29	3.8%
Expenses related to post-employment benefits		67		87		21	30.8
Other employee benefits		174		194		20	11.4
Depreciation and amortization		273		274		1	0.3
Taxes and public dues		56		74		19	33.5
Rental		137		120		(18)	(12.8)
Advertising		104		91		(14)	(13.2)
Research and development		175		136		(40)	(22.7)
Service fees		216		219		3	1.3
Bad debt allowance		109		190		81	74.1
Others		217		200		(16)	(7.5)

Total administrative expenses	￦	2,310	￦	2,395		85	3.7

Total selling and administrative expenses	￦	4,070	￦	4,124		54	1.3

Our selling and administrative expenses increased by 1.3%, or Won 54 billion, from Won 4,070 billion in 2014 to Won 4,124 billion in 2015 primarily due to increases in bad debt allowance, labor-related expenses and expenses related to post-employment benefits, which were partially offset by a decrease in research and development expenses and freight and custody expenses. Such factors were principally attributable to the following:

•

Our bad debt allowance increased by 74.1%, or Won 81 billion, from Won 109 billion in 2014 to Won 190 billion in 2015 primarily due to additional bad debt allowance recognized related to POSCO Daewoo’s outstanding receivables in Kazakhstan as well as POSCO E&C’s bad debt allowance related to pre-sales of residential apartments in Chungnam, Korea.

•

Our labor-related expenses included in selling and administrative expenses, which consist of wages and salaries, other employee benefits and expenses related to post-employment benefits, increased by 6.8%, or Won 70 billion, from Won 1,022 billion in 2014 to Won 1,092 billion in 2015 primarily due to increases in wages as well as post-employment benefits and other employee benefits related to an increase in early retirement of our employees in 2015, which were offset in part by a decrease in the number of administrative personnel.

•

Our research and development expenses decreased by 22.7%, or Won 40 billion, from Won 175 billion in 2014 to Won 136 billion in 2015 primarily due to a decrease in our development activities for new products.

•

Our freight and custody expenses decreased by 1.3%, or Won 20 billion, from Won 1,552 billion in 2014 to Won 1,532 billion in 2015 primarily due to an increase in our export volume, which was offset in part by a decrease in freight rates.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Gain on disposals of assets held for sale	￦	48	￦	228	￦	180	372.6%
Gain on disposals of investments in subsidiaries, associates and joint ventures		41		89		47	115.0
Gain on disposals of property, plant and equipment		15		23		8	51.1
Recovery of allowance for other doubtful accounts		—		10		10	N.A.	(1)
Gain on insurance proceeds		3		15		12	412.2
Others		162		184		22	13.7

Total other operating income	￦	269	￦	549		280	103.8

(1)	N.A. means not applicable.

Our other operating income increased by 103.8%, or Won 280 billion, from Won 269 billion in 2014 to Won 549 billion in 2015 primarily due to increases in gain on disposals of assets held for sale and gain on disposals of investments in subsidiaries, associates and joint ventures. Our gain on disposals of assets held for sale increased by 372.6%, or Won 180 billion, from Won 48 billion in 2014 to Won 228 billion in 2015. In 2014, we recognized a gain of Won 48 billion on disposals of assets held for sale primarily from our disposition of International Business Center Corporation shares. In 2015, we recognized a gain of Won 228 billion on disposals of assets held for sale primarily from the disposal of our 52.2% interest in SeAH Changwon Integrated Special Steel (formerly POSCO Specialty Steel Co., Ltd.) and our shares in POSFINE Co., Ltd. Our gain on disposals of investments in subsidiaries, associates and joint ventures increased by 115.0%, or Won 47 billion, from Won 41 billion in 2014 to Won 89 billion in 2015 primarily due to disposition of our interests in some of our subsidiaries and associates as part of our reorganization efforts.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount	%
	(In billions of Won)
Impairment loss on assets held for sale	￦	17		134	116	676.2%
Loss on disposals of assets held for sale		0		190	190	N.A. (1)
Loss on disposals of investments in subsidiaries, associates and joint ventures		3		19	16	643.2
Loss on disposals of property, plant and equipment		50		102	52	103.4
Impairment loss on property, plant and equipment		65		136	71	110.2
Impairment loss on intangible assets		55		161	106	192.3
Other bad debt expenses		96		158	62	64.0
Idle tangible assets expenses		12		13	1	4.6
Impairment loss on other non-current assets		38		12	(26)	(67.8)
Other provision expenses		127		18	(108)	(85.5)
Donations		70		63	(7)	(9.5)
Others(2)		447		436	(11)	(2.6)

Total other operating expenses	￦	980	￦	1,442	463	47.2

(1)	N.A. means not applicable.

(2)	Includes penalty and additional tax payments of Won 352 billion in 2014 and lawsuit settlement expenses of Won 299 billion in 2015.

Our other operating expenses increased by 47.2%, or Won 463 billion, from Won 980 billion in 2014 to Won 1,442 billion in 2015, primarily due to our recognition of lawsuit settlement expenses in 2015 related to the litigation with Nippon Steel & Sumitomo Metal Corporation as well as increases in our loss on disposals of assets held for sale, impairment loss on assets held for sale, impairment loss on intangible assets and impairment loss on property, plant and equipment, which were partially offset by decreases in penalty and additional tax payments and our other provision expenses. Such factors were principally attributable to the following:

•

We recognized lawsuit settlement expenses of Won 299 billion in 2015 related to the litigation with Nippon Steel & Sumitomo Metal Corporation, compared to no such expenses in 2014. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

•

We recognized a loss on disposals of assets held for sale of Won 190 billion in 2015 primarily due to the disposal of our investment in Nacional Minerios S.A. In 2014, we only recognized Won 14 million of loss on disposals of assets held for sale.

•

Our impairment loss on assets held for sale increased by 676.2%, or Won 116 billion, from Won 17 billion in 2014 to Won 134 billion in 2015 primarily due to classification of our investment in Nacional Minerios S.A. as assets held for sale and impairment loss from the fair value of such investment less cost to sell being below the carrying amount.

•

Our impairment loss on intangible assets increased by 192.3%, or Won 106 billion, from Won 55 billion in 2014 to Won 161 billion in 2015 primarily due to impairment losses in goodwill in 2015 relating to EPC Equities LLP of Won 46 billion, POSCO Plantec Co., Ltd. of Won 38 billion and POSCO Thainox Public Company Limited of Won 16 billion.

•

Our impairment loss on property, plant and equipment increased by 110.2%, or Won 71 billion, from Won 65 billion in 2014 to Won 136 billion in 2015 primarily due to an impairment loss of Won 46 billion related to the suspension of operation of our magnesium plant in Gangneung, Korea.

•	Our penalty and additional tax payments decreased by 98.7%, or Won 348 billion, from Won 352 billion in 2014 to Won 5 billion in 2015 primarily due to additional tax payments of

Won 272 billion resulting from Korea National tax Service’s periodic audit completed in 2014, which mostly related to value added taxes, compared to no such expenses in 2015.

•

Our other provision expenses decreased by 85.5%, or Won 108 billion, from Won 127 billion in 2014 to Won 18 billion in 2015 primarily due to a decrease in our provision related to restoration costs of contaminated land near our magnesium plant in Gangneung, Korea, from Won 89 billion in 2014 to Won 37 billion in 2015.

Operating Profit

Due to the factors described above, our operating profit decreased by 40.9%, or Won 1,027 billion, from Won 2,513 billion in 2014 to Won 1,486 billion in 2015. Our operating margin decreased from 3.9% in 2014 to 2.5% in 2015.

Share of Loss of Equity-Accounted Investees

Our share of loss of equity-accounted investees increased by 68.7%, or by Won 206 billion, from Won 300 billion in 2014 to Won 506 billion in 2015. In 2014, we recognized a net loss for our proportionate share of equity-accounted investees of Won 300 billion primarily due to our share of loss of POSCO Plantec Co., Ltd. (Won 211 billion) and CSP-Compania Siderurgica do Pecem (Won 57 billion), which was partially offset by our share of profit of KOBRASCO (Won 30 billion) and South-East Asia Gas Pipeline Company Ltd. (Won 26 billion). In 2015, we recognized a net loss for our proportionate share of equity-accounted investees of Won 506 billion primarily due to our share of losses of Eureka Moly LLC (Won 147 billion), CSP-Compania Siderurgica do Pecem (Won 145 billion) and DMSA/AMSA (Won 138 billion), which were partially offset by our share of profits of South-East Asia Gas Pipeline Company Ltd. (Won 54 billion), KOBRASCO (Won 31 billion) and AES-VCM Mong Duong Power Company Limited (Won 30 billion). For a discussion of our share of profits or losses of equity-accounted investees, see Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Interest income	￦	228	￦	210	￦	(18)	(7.9)%
Dividend income		48		184		136	284.1
Gain on foreign currency transactions		1,022		1,025		3	0.3
Gain on foreign currency translations		453		466		13	2.8
Gain on derivatives transactions		328		366		39	11.8
Gain on valuation of derivatives		73		155		82	112.0
Gain on disposals of available-for-sale financial assets		236		139		(97)	(41.2)
Others		7		11		3	46.0

Total finance income	￦	2,397	￦	2,557		160	6.7

Interest expenses	￦	796	￦	789		(7)	(0.9)%
Loss on foreign currency transactions		1,034		1,157		123	11.9
Loss on foreign currency translations		429		717		288	67.1
Loss on derivatives transactions		353		343		(10)	(2.9)
Loss on valuation of derivatives		101		72		(29)	(28.8)
Impairment loss on available-for-sale financial assets		370		143		(227)	(61.4)
Others		139		166		27	19.4

Total finance costs	￦	3,222	￦	3,387		165	5.1

We recognized a net gain on foreign currency translations of Won 25 billion in 2014 compared to a net loss on foreign currency translations of Won 251 billion in 2015, and net loss on foreign currency transactions increased more than ten-fold, or Won 120 billion, from Won 11 billion in 2014 to Won 132 billion in 2015, as the Won depreciated against the Dollar in both 2014 and 2015 and the Won appreciated against the Yen in 2014 while it depreciated against the Yen in 2015. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from Won 1,055.3 to US$1.00 as of December 31, 2013 to Won 1,099.2 to US$1.00 as of December 31, 2014 and depreciated further to Won 1,172.0 to US$1.00 as of December 31, 2015. The Won appreciated against the Yen from Won 1,004.7 per Yen 100 as of December 31, 2013 to Won 920.1 per Yen 100 as of December 31, 2014 but depreciated to Won 972.0 per Yen 100 as of December 31, 2015. Against such fluctuations, we recognized a net loss on valuation of derivatives of Won 28 billion in 2014 compared to a net gain on valuations of derivatives of Won 83 billion in 2015, as well as a net loss on transactions of derivatives of Won 26 billion in 2014 compared to a net gain on transactions of derivatives of Won 23 billion in 2015.

Our gain on disposals of available-for-sale financial assets decreased by 41.2%, or Won 97 billion, from Won 236 billion in 2014 to Won 139 billion in 2015. Our gain in 2014 related primarily to our disposal of interest in SK Telecom Co., Ltd., and our gain in 2015 related primarily to our acquisition of, and subsequent partial disposal of, shares in Congonhas Minerios S.A., as well as our disposal of interest in Sandfire Resources NL by POSCO Australia Pty Ltd. We acquired shares in Congonhas Minerios S.A., a Brazil-based iron ore mining company, in exchange for our shares in Nacional Minerios S.A. For a discussion of our impairment loss on our investment in Nacional Minerios S.A., see “— Operating Results — 2014 Compared to 2015 — Other Operating Income and Expenses.”

Our impairment loss on available-for-sale financial assets decreased by 61.4%, or Won 227 billion, from Won 370 billion in 2014 to Won 143 billion in 2015 primarily due to a decrease in our impairment in recent years that related primarily to a significant and prolonged decline in the fair value of shares of Hyundai Heavy Industries Co., Ltd. and Dongbu Metal Co., Ltd. below cost.

Our dividend income increased by 284.1%, or Won 136 billion, from Won 48 billion in 2014 to Won 184 billion in 2015 primarily due to the dividend we received from Nacional Minerios S.A.

Income Tax Expense

Our income tax expense decreased by 67.6%, or Won 557 billion, from Won 824 billion in 2014 to Won 267 billion in 2015. Our effective tax rate increased from 59.4% in 2014 to 177.3% in 2015 primarily due to an increase in tax related to investments in subsidiaries, associates and joint ventures from Won 372 billion in 2014 to Won 440 billion in 2015 (that resulted in an increase in effective tax rate of 265.6%), an increase in tax credits from Won 50 billion in 2014 to Won 152 billion in 2015 due to an increase in investment tax credit (that resulted in a decrease in effective tax rate of 97.6%), a decrease in tax effects due to permanent differences from Won 70 billion in 2014 to Won (26) billion in 2015 (that resulted in a decrease in effective tax rate of 22.4%), as well as an increase over provision from prior years from Won 0.5 billion in 2014 to 47 billion in 2015 (that resulted in a decrease in effective tax rate of 31.3%). See Note 35 of Notes to Consolidated Financial Statements.

Profit

Due to the factors described above, we recorded profit of Won 564 billion in 2014 compared to loss of Won 116 billion in 2015.

The following table presents our profit and loss by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Steel Segment	￦	857	￦	181	￦	(676)	(78.8)%
Trading Segment		181		39		(142)	(78.6)
Construction Segment		13		(276)		(289)	N.A.	(1)
Others Segment		9		(66)		(74)	N.A.	(1)
Consolidation adjustments		(503)		25		528	N.A.	(1)
Basis difference(2)		7		(20)		(27)	N.A.	(1)

Profit (loss) for the period	￦	564	￦	(116)		(680)	N.A.	(1)

(1)	N.A. means not applicable.

(2)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

Operating Results – 2013 Compared to 2014

The following table presents our income statement information and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Revenue	￦	61,766	￦	64,759	￦	2,993	4.8%
Cost of sales		54,914		57,465		2,552	4.6

Gross profit		6,852		7,293		441	6.4
Administrative expenses		2,232		2,310		78	3.5
Selling expenses		1,632		1,760		128	7.8
Other operating income		229		269		40	17.6
Other operating expenses		651		980		329	50.5

Operating profit		2,566		2,513		(53)	(2.1)
Share of loss of equity-accounted investees		180		300		120	66.8
Finance income		2,381		2,397		16	0.7
Finance costs		2,829		3,222		393	13.9

Profit before income tax		1,938		1,388		(550)	(28.4)
Income tax expense		589		824		235	39.9

Profit		1,349		564		(785)	(58.2)

Profit for the period attributable to owners of the controlling company		1,371		633		(738)	(53.8)
Loss for the period attributable to non-controlling interests		(22)		(69)		(47)	214.1

Revenue

The following table presents our revenue by segment and changes therein for 2013 and 2014.

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	31,795	￦	31,842	￦	47	0.1%
Internal revenue		16,229		17,755		1,526	9.4

Total revenue from Steel Segment		48,024		49,597		1,573	3.3

Trading Segment:
External revenue		18, 308		21,166		2,858	15.6
Internal revenue		7, 611		10,095		2,484	32.6

Total revenue from Trading Segment		25,919		31,261		5,342	20.6

Construction Segment:
External revenue		6,897		8,119		1,222	17.7
Internal revenue		3,885		2,185		(1,701)	(43.8)

Total revenue from Construction Segment		10,782		10,304		(478)	(4.4)

Others Segment:
External revenue		4,865		3,972		(894)	(18.4)
Internal revenue		3,019		3,095		75	2.5

Total revenue from Others Segment		7, 885		7,066		(818)	(10.4)

Total revenue prior to consolidation adjustments and basis difference		92,610		98,228		5,618	6.1

Consolidation adjustments		(30,745)		(33,129)		(2,384)	7.8
Basis difference(1)		(99)		(340)		(241)	243.4

Revenue	￦	61,766	￦	64,759		2,993	4.8

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

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

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 15.6%, or Won 2,858 billion, from Won 18,308 billion in 2013 to Won 21,166 billion in 2014 primarily due to an increase in third-country trades by POSCO Daewoo and our other trading subsidiaries.

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

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, decreased by 4.4%, or Won 478 billion, from Won 10,782 billion in 2013 to Won 10,304 billion in 2014 primarily due to a decrease in internal revenue from inter-company transactions by 43.8%, or Won 1,701 billion, from Won 3,885 billion in 2013 to Won 2,185 billion in 2014 resulting from a decrease in the amount of construction activities for member companies of the POSCO Group. The impact from such decrease was offset in part by an increase in external revenue as discussed above.

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

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment	￦	43,274	￦	44,587	￦	1,313	3.0%
Trading Segment		24,816		29,884		5,068	20.4
Construction Segment		9,848		9,554		(294)	(3.0)
Others Segment		7,123		6,366		(757)	(10.6)
Consolidation adjustments		(30,056)		(32,576)		(2,520)	8.4
Basis difference (1)		(91)		(350)		(259)	284.6

Cost of sales	￦	54,914	￦	57,465		2,552	4.6

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

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

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment	￦	4,749	￦	5,010	￦	260	5.5%
Trading Segment		1,103		1,376		274	24.8
Construction Segment		934		750		(184)	(19.7)
Others Segment		761		700		(61)	(8.0)
Consolidation adjustments		(687)		(553)		134	(19.5)
Basis difference (1)		(8)		10		18	N.A. (2)

Gross profit	￦	6,852	￦	7,293		441	6.4

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

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

Our other operating income increased by 17.6%, or Won 40 billion, from Won 229 billion in 2013 to Won 269 billion in 2014 primarily due to increases in gains on disposals of investment in associates, penalty income from early termination of contracts and reversal of other provision expenses, which were offset in part by a decrease in gains on disposal of assets for sale. Our gains on disposals of investment in associates increased more than four-fold, or Won 34 billion, from Won 8 billion in 2013 to Won 41 billion in 2014 primarily due to gains related to POSCO Plantec Co., Ltd. that became our consolidated subsidiary in 2014. Our penalty income from early termination of contracts increased by 110.0%, or Won 18 billion, from Won 16 billion in 2013 to Won 35 billion in 2014 primarily due to an increase in delayed payments to subcontractors as a result of the prolonged downturn in the construction industry. Our reversal of other provision expenses increased more than five-fold, or Won 17 billion, from Won 3 billion in 2013 to Won 20 billion in 2014 primarily due to reversal of provisions of POSCO Daewoo of Won 8 billion in connection with guarantees provided for the acquisition of Shandong Cement and reversal of provisions of POSCO Engineering Co., Ltd. (“POSCO Engineering”) of Won 9 billion relating to settled litigation regarding deferred compensation. On the other hand, our gains on disposals of assets held for sale decreased by 52.5%, or Won 53 billion, from Won 102 billion in 2013 to Won 48 billion in 2014. In 2013, we recognized a gain of Won 102 billion on disposal of assets held for sale primarily from our disposition of SK Telecom shares and SeAH Steel shares. In 2014, we recognized a gain of Won 48 billion on disposal of assets held for sale primarily from our disposition of International Business Center Corporation shares.

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

Share of Loss of Equity-Accounted Investees

Our share of loss of equity-accounted investees increased by 66.8%, or by Won 120 billion, from Won 180 billion in 2013 to Won 300 billion in 2014. In 2013, we recognized a net loss for our proportionate share of equity-accounted investees of Won 180 billion primarily due to our share of loss of POSCO Plantec Co., Ltd. (Won 49 billion), Roy Hill Holdings Pty Ltd. (Won 38 billion) and CSP-Compania Siderurgica do Pecem (Won 34 billion), which was partially offset by our share of profit of KOBRASCO (Won 22 billion), Korea LNG Ltd. (Won 22 billion) and CAML Resources Pty Ltd. (Won 18 billion). In 2014, we recognized a net loss for our proportionate share of equity-accounted investees of Won 300 billion primarily due to our share of loss of POSCO Plantec Co., Ltd. (Won 211 billion) and CSP-Compania Siderurgica do Pecem (Won 57 billion), which was partially offset by our share of profit of KOBRASCO (Won 30 billion) and South-East Asia Gas Pipeline Company Ltd. (Won 26 billion). For a discussion of our share of profits or losses of equity-accounted investees, see Note 11 of Notes to Consolidated Financial Statements.

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

					Changes
	For the Year Ended December 31,				2013 versus 2014
	2013		2014		Amount		%
	(In billions of Won)
Steel Segment	￦	1,449	￦	857	￦	(592)	(40.9)%
Trading Segment		10		181		172	1,804.6
Construction Segment		147		13		(134)	(91.2)
Others Segment		197		9		(189)	(95.7)
Consolidation adjustments		(448)		(503)		(55)	12.3
Basis difference (1)		(6)		7		13	N.A. (2)

Profit for the period	￦	1,349	￦	564		(785)	(58.2)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Item 5.B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	(In billions of Won)
Net cash provided by operating activities	￦	4,858	￦	3,412	￦	7,602
Net cash used in investing activities		(8,752)		(3,745)		(4,535)
Net cash provided by (used in) financing activities		3,532		135		(2,242)
Effect of exchange rate fluctuations on cash held		(111)		12		23
Cash and cash equivalents at beginning of period		4,681		4,209		4,022
Cash and cash equivalents at end of period		4,209		4,022		4,871
Net increase (decrease) in cash and cash equivalents		(472)		(186)		849

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends.

Net cash used in investing activities was Won 8,752 billion in 2013, Won 3,745 billion in 2014 and Won 4,535 billion in 2015. These amounts included acquisition of property, plant and equipment of Won 6,570 billion in 2013, Won 3,506 billion in 2014 and Won 2,560 billion in 2015. We plan to spend between Won 2 trillion to Won 3 trillion in capital expenditures in 2016, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term financial instruments of Won 548 billion in 2013, net disposals of short-term financial instruments of Won 1,539 billion in 2014 and net acquisitions of short-term financial instruments of Won 2,443 billion in 2015. We also had net acquisitions of available-for-sale investments of Won 40 billion in 2013 and net disposals of available-for-sale investments of Won 176 billion in 2014 and Won 220 billion in 2015.

In our financing activities, we used cash of Won 2,846 billion in 2013, Won 2,802 billion in 2014 and Won 3,510 billion in 2015 for repayments of borrowings. We paid dividends on common stock in the amount of Won 649 billion in 2013, Won 677 billion in 2014 and Won 823 billion in 2015.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our related parties and others. Contingent liabilities on outstanding guarantees provided by us were Won 9,555 billion as of December 31, 2015. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2015.

	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	17,048	￦	3,885	￦	4,838	￦	3,334	￦	4,991
Interest payments on long-term debt (b)		2,495		477		1,067		561		390
Capital lease obligations		55		20		16		16		3
Operating lease obligations		49		17		16		15		1
Purchase obligations (c)		16,415		5,826		5,060		3,454		2,075
Accrued severance benefits (d)		2,303		46		232		250		1,775

Total	￦	38,365	￦	10,271	￦	11,229	￦	7,630	￦	9,235

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2015, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2015 in calculating the interest payments on long-term debt for the periods indicated.

(c)

Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2015, 166 million tons of iron ore and 26 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2015 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(d)	Represents, as of December 31, 2015, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities increased by 122.8%, or Won 4,190 billion, from Won 3,412 billion in 2014 to Won 7,602 billion in 2015. Our gross cash flow from our sales activities decreased as discussed above. However, we managed our inventory level in 2015 in response to the continuing uncertainties in the global economy and overcapacity in the global steel industry. The inventory turnover was faster in 2015 compared to 2014 as we maintained a lower level of inventory level. Our outstanding trade accounts and notes receivable also decreased in 2015, as we shortened payment terms for some of our key customers, which in turn positively impacted our net cash provided by operating activities.

Net proceeds from borrowings, after deducting for repayment of borrowings, were Won 2,253 billion in 2013. We had net repayments of borrowings of Won 280 billion in 2014 and Won 1,731 billion in 2015. Net proceeds from short-term borrowings, after deducting for repayments of short-term borrowings, were Won 87 billion in 2013 and Won 1,038 billion in 2014. We had net repayment of short-term borrowings, after deducting for repayment of short-term borrowings, of Won 846 billion in 2015. We also raised Won 1,495 billion from our issuances of hybrid bonds in 2013, which are accounted for as part of our equity. Long-term borrowings, excluding current portion, were Won 15,533 billion as of December 31, 2013, Won 15,233 billion as of December 31, 2014 and Won 12,849 billion as of December 31, 2015. Total short-term borrowings and current portion of long-term borrowings were Won 10,714 billion as of December 31, 2013, Won 12,195 billion as of December 31, 2014 and Won 12,371 billion as of December 31, 2015. Outstanding hybrid bonds were Won 997 billion as of December 31, 2013, 2014 and 2015. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 52.18% as of December 31, 2014 and 45.21% as of December 31, 2015.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 11,681 billion as of December 31, 2013, Won 10,833 billion as of December 31, 2014 and Won 9,148 billion as of December 31, 2015. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets for sale”) were Won 4,209 billion as of December 31, 2013, Won 3,811 billion as of December 31, 2014 and Won 4,870 billion as of December 31, 2015. See Notes 5 and 10 of Notes to Consolidated Financial Statements. Our holding of other receivables and other short-term financial assets were Won 4,861 billion as of December 31, 2013, Won 3,419 billion as of December 31, 2014 and Won 5,590 billion as of December 31, 2015. As of December 31, 2015, approximately 25% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 2,215 billion as of December 31, 2015, none of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 6,570 billion in 2013, Won 3,506 billion in 2014 and Won 2,560 billion in 2015. We plan to spend between Won 2 trillion to Won 3 trillion in capital expenditures in 2016, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2015:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2015
	(In billions of Won)
Steel Segment:
Miscellaneous capital expenditures, including rationalization and upgrading of raw materials treatment and transportation facilities	December 2018	2,199	1,001
Rationalization of furnace no. 3 at Pohang Works	December 2017	532	475
Rationalization of furnace no. 5 at Gwangyang Works	December 2016	509	289
Rationalization of furnace no. 2 at Pohang Works	April 2016	394	6
Construction of no. 7 CGL at Gwangyang Works	June 2017	255	203

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2015, POSCO Technical Research Laboratories employed 1,041 personnel, including 532 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

We recorded research and development expenses of Won 370 billion as cost of sales in 2013, Won 353 billion in 2014 and Won 356 billion in 2015, as well as research and development expenses of Won 193 billion as selling and administrative expenses in 2013, Won 175 billion in 2014 and Won 136 billion in 2015.

Our research and development program has filed over 39,000 industrial rights applications relating to steel-making technology, approximately one-third of which were registered as of December 31, 2015, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2014 and 2015, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Inside Directors

Our current Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Years with POSCO	Age	Expiration of Term of Office
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	—	2	27	65	March 2017
Kim, Jin-Il	President and Representative Director	Head of Steel Production Division	4	39	63	March 2017
Lee, Young-Hoon	Senior Executive Vice President	—	2	29	56	March 2017
Oh, In-Hwan	Senior Executive Vice President	Head of Steel Business Division	1	33	57	March 2017
Choi, Jeong-Woo	Senior Executive Vice President	Head of Corporate Strategy & Finance Center	0	30	59	March 2017

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets of Korea (the “FSCMA”).

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Lee, Myoung-Woo	Chairman	President, Dongwon Industries	3	62	March 2019
Shin, Chae-Chol	Director	Former Chairman and CEO, IBM Korea Inc.	3	68	March 2018
Kim, Il-Sup	Director	President, Seoul School of Integrated Sciences & Technologies	2	69	March 2017
Sunwoo, Young	Director	Representative Lawyer, Rhi & Partners	2	60	March 2017
Ahn, Dong-Hyun	Director	Professor, Seoul National University	2	52	March 2017
Bahk, Byong-Won	Director	Chairman, Korea Employers Federation	1	63	March 2018
Kim, Joo-Hyun	Director	Advisory, Hyundai Research Institute	1	63	March 2018

The term of office of the Directors elected in March 2016 is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

Name	Position	Responsibility and Division	Years with POSCO	Age

Hwang, Eun-Yeon	President	Head of Management Support Division	28	57

An, Tong-Il	Senior Executive Vice President	General Superintendent, Gwangyang Works	29	56

Kim, Hag-Dong	Senior Executive Vice President	General Superintendent, Pohang Works	29	56

Chang, In-Hwa	Senior Executive Vice President	Head of Technology and Investment Division, Head of Technical Research Laboratories	5	60

Lee, Woo-Kyu	Executive Vice President	Head of Corporate Audit Dept.	26	58

Yim, Chang-Hee	Executive Vice President	—	30	59

Yu, Seong	Executive Vice President	Head of Energy Storage Materials Business Dept.	30	59

Min, Kyung-Zoon	Executive Vice President	President, PT Krakatau POSCO Co., Ltd.	32	57

Jeong, Tak	Executive Vice President	Head of Energy and Shipbuilding Materials Marketing Dept.	4	56

Yang, Heung-Yul	Executive Vice President	Head of Labor and Outside Services Dept.	26	55
Chung, Chang-Hwa	Executive Vice President	Head of Public Relations Dept.	20	54
Son, Chang Hwan	Executive Vice President	Head of Steel Business Strategy Dept.	31	55

Chon, Jung-Son	Executive Vice President	Head of Corporate Strategy Dept.	29	53

Kim, Hak-Yong	Executive Vice President	Head of Plant, Equipment and Materials Procurement Dept.	27	54

Kim, Jun-Hyung	Executive Vice President	Head of New Business Dept.	30	53

Lee, Duk-Lak	Executive Vice President	Head of Steel Solution Marketing Dept.	30	55

Kwak Jeong-Shik	Executive Vice President	Head of External Relation Dept.	28	58

Choi, Jong-Jin	Senior Vice President	Deputy General Superintendent (Administration, Pohang Works)	26	52

Jeong, Ki-Seop	Senior Vice President	Head of Domestic Business Management Dept.	1	54

Yi, Kyung-Jo	Senior Vice President	Head of Steel Planning Dept.	30	55

Kim, Byung-Hwi	Senior Vice President	Head of Human Resources Management Dept.	25	52

Cho, Il-Hyun	Senior Vice President	Deputy General Superintendent (Safety and Maintenance, Pohang Works)	29	54

Park, Young-Kwan	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Gwangyang Works)	30	57

Nam,Soo-hi	Senior Vice President	Deputy General Superintendent (Iron and Steel Making, Pohang Works)	28	56

Lee, Won-Hwi	Senior Vice President	Head of Automotive Materials Marketing Dept.	26	52

Noh, Min-Yong	Senior Vice President	Head of Finance Dept.	26	52

Kim, Dong-Ho	Senior Vice President	President, CSP-Compania Siderurgica do Pecem	31	56

Yun, Han-Kuen	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Pohang Works)	33	57

Name	Position	Responsibility and Division	Years with POSCO	Age

Choi, Joo	Senior Vice President	General Manager of Gwangyang Research Lab	32	57

Kwon, Woo-Taeck	Senior Vice President	Head of Investment Planning & Engineering Dept.	30	56

Yoo, Byeong-Og	Senior Vice President	Head of Raw Materials Dept.	27	53

Yang, Weon-Jun	Senior Vice President	Head of Human Resources and Innovation Dept.	27	50

Lee, Eun-Seok	Senior Vice President	Deputy General Superintendent (Stainless Steel Production, Pohang Works)	30	55

Kim, Soon-Ki	Senior Vice President	Deputy General Superintendent (Administration, Gwangyang Works)	25	51

Park, Mi-Hwa	Senior Vice President	Head of Information Planning Dept.	1	49

Lee, Si-Woo	Senior Vice President	Deputy General Superintendent (Hot and Cold Rolling, Gwangyang Works)	30	55

Kwon, Jong-Won	Senior Vice President	General Manager of Europe Office	21	54

Kim, Kwang-Soo	Senior Vice President	Head of Stainless Steel Marketing Dept.	31	56

Kim, Gwang-Soo	Senior Vice President	Head of Global Marketing Coordination Dept.	29	54

Min, Jung-Ki	Senior Vice President	Head of Production Division, PT Krakatau POSCO Co., Ltd.	29	56

Ha, Dae-Ryong	Senior Vice President	Head of Electrical and Electronic Materials Marketing Dept.	27	52

Park, Hyeon	Senior Vice President	Head of Environment, Energy and Social Responsibility Dept.	15	49

Lim Seung-Kyu	Senior Vice President	Head of Overseas Business Management Dept.	27	52

Choo, Se-Don	Senior Vice President	General Manager of Pohang Research Lab	22	54

Lee, Sang-Hyeon	Senior Vice President	Center Manager of Engineering Solution Dept.	12	55

Kim, Bok-Tae	Senior Vice President	Head of Safety and Production Strategy Dept.	28	54

Chun, Sung-Lae	Senior Vice President	Head of Hot Rolled and Construction Steel Materials Marketing Dept.	27	52

Kim Min-Chul	Senior Vice President	Deputy General Superintendent (Safety and Maintenance, Gwangyang Works)	30	53

Kim, Jeong-Su	Senior Vice President	Head of Wire Rod Marketing Dept.	20	52

Lee, Hoo-Geun	Executive Vice President	Technology and Investment Division	33	58

Kim, Jeong-Sik	Executive Vice President	Steel Production Division	33	59

Lee, Jong-Sub	Executive Vice President	Steel Business Division	32	59

Cho,Won-Kyu	Executive Vice President	Management Support Division	0	59

Shin, Geon	Senior Vice President	Steel Business Division	34	58

Park, Yong-Kyu.	Senior Vice President	Steel Production Division	31	56

Lee, Young-Woo	Senior Vice President	Steel Business Division	27	55

Lee, Chang-Sun	Senior Vice President	Technical Research Laboratories	28	58

Kim, Gyo-Sung	Senior Vice President	Steel Business Division	31	54

Yi, Sang-Ho	Senior Vice President	Steel Production Division	31	55

Kang, Seog-Beom	Senior Vice President	Steel Business Division	30	55

Hong, Moon-Hi	Senior Vice President	Steel Production Division	29	50

Han Chan-Hee	Senior Vice President	Technical Research Laboratories	30	57

Won, Hyung-Il	Senior Vice President	Legal Affairs Dept.	4	47

Kim, Sun-Koo	Senior Vice President	Technical Research Laboratories	25	56

Name	Position	Responsibility and Division	Years with POSCO	Age

Chon, Uong	Senior Vice President	Technology and Investment Division	1	52

Lee, Ki-Ho	Senior Vice President	Steel Production Division	32	56

Kim, Jong-Sang	Senior Vice President	Technical Research Laboratories	21	55

Chun, Myung-Sik	Senior Vice President	Technical Research Laboratories	12	56

Item 6.B.  Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2015, the aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 39.7 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 10.2 billion.

The compensation of our directors and executive officers who received total annual compensation exceeding Won 500 million in 2015 were as follows:

Name	Position	Total Compensation in 2015		Long-term Incentive Compensation for Payment Subsequent to 2015
		(In millions of Won)

Kwon, Oh-Joon	Chief Executive Officer and Representative Director	￦	1,207	—

Kim, Jin-Il	President and Representative Director	￦	808	—

Lee, Young-Hoon	Senior Executive Vice President	￦	657	—

Oh, In-Hwan	Senior Executive Vice President	￦	577	—

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

Item 6.C.  Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Shin, Chae-Chol (committee chair), Lee, Myoung-Woo, Kim, Joo-Hyun and one Inside Director, Choi, Jeong-Woo. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Sunwoo, Young (committee chair), Kim, Il-Sup, Ahn, Dong-Hyun and Bahk, Byong-Won. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is composed of three Outside Directors, Ahn, Dong-Hyun (committee chair), Shin, Chae-Chol, Bahk, Byong-Won and two Inside Directors, Kim, Jin-Il and Oh, In-Hwan. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Kwon, Oh-Joon (committee chair), Kim, Jin-Il, Lee, Young-Hoon, Oh, In-Hwan and Choi, Jeong-Woo. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

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

Item 6.D.  Employees

As of December 31, 2015, we had 34,327 employees, including 17,282 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 37,225 employees, including 19,538 persons employed by our subsidiaries, as of December 31, 2014, and 37,809 employees, including 19,906 persons employed by our subsidiaries, as of December 31, 2013. To improve operational efficiency and increase labor productivity, we plan to reduce the number of our employees in future years through natural attrition. However, we expect the number of persons employed by our subsidiaries in growth industries to increase in the future.

We consider our relations with our work force to be good. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2015, only 10 of our employees were members of the POSCO labor union.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. See Note 21 of Notes to Consolidated Financial Statements. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, and cultural and athletic facilities.

As of December 31, 2015, our employees owned, through our employee stock ownership association, approximately 0.001% of our common stock in their association accounts and 1.76% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 19,672 common shares as of March 30, 2016, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Kwon, Oh-Joon	1,692
Lee, Hoo-Geun	701
Park, Yong-Gyu	662
Kim, Hak-Yong	577
Noh, Min-Yong	572
Lee, Ki-Ho	541
Yim, Chang-Hee	533
Kim, Jeong-Sik	520
Min, Kyung-Zoon	494
Kwon, Woo-Taeck	469
Kim, Hag-Dong	411
Lee, Chang-Sun	392
Kim, Sun-Koo	384
Kim, Kwang Soo	370
Lee, Woo Kyu	360
Kim, Jin-Il	359
Han, Chan-Hee	356
Yi, Sang-Ho	352
Shin, Chae-Chol	350
Kim, Dong-Ho	347
Lee, Eun-Seok	347
Yu, Seong	337
Kim, Soon-Ki	326
Kim, Min-Chul	314
An, Tong-Il	296
Yang, Weon-Jun	293
Park, Young-Kwan	292
Yoo, Byeong-Og	291
Choi, Joo	290
Kang, Seog-Beom	290
Cho, Il-Hyun	281
Lee, Young-Woo	274
Lee, Jong-Seob	261
Chun, Myung-Sik	242
Kwak, Jeong-Shik	241
Kim, Gyo-Sung	230
Lee, Young-Hoon	223
Chon, Jung-Son	220
Park, Hyeon	219
Nam, Soo-Hi	216
Hwang, Eun-Yeon	204
Kim, Il-Sup	200
Oh, In-Hwan	199
Choi, Jeong-Woo	198
Yi, Kyung-Jo	192
Yang, Heung-Yul	173
Son, Chang-Hwan	173
Shin, Geon	170
Kim, Jun-Hyung	165
Lim, Seung-Kyu	164
Choi, Jong-Jin	163
Chang, In-Hwa	160
Chung, Chang-Hwa	158
Kim, Byung Hwi	151

Choo, Se-Don	142
Chun, Sung-Lae	127
Kim, Jong Sang	118
Hong, Moon-Hi	115
Jeong, Tak	109
Lee, Won-Hwi	99
Min, Jung Ki	99
Yun, Han-Kuen	62
Kim, Gwang-Soo	53
Lee, Sang-Hyeon	47
Lee, Duk-Lak	44
Kwon, Jong-Won	41
Ha, Dae-Ryong	40
Lee, Si-Woo	39
Kim, Boktae	34
Kim, Jeong-Su	31
Park, Mi Hwa	26
Won, Hyung Il	26
Chon, Uong	17
Cho, Won Kyu	8
Jeong, Ki Seop	—
Lee, Myoung-Woo	—
Sun, Woo-Young	—
Ahn, Dong-Hyun	—
Bahk, Byong-Won	—
Kim, Joo-Hyun	—

Total	19,672

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

At the annual shareholders’ meeting held in February 2006, our shareholders elected to terminate the stock option program. Stock options granted prior to this meeting remain valid and outstanding pursuant to the articles of incorporation in effect at the time of the issuance of the stock option. Currently, there are no outstanding exercisable stock options. The following table sets forth information regarding the stock options we have granted to our current Directors and executive officers.

	Grant Date	Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options
Director		From	To
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Kim, Jin-II	April 25, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2015.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	7,885,065	9.04%
Nippon Steel & Sumitomo Metal Corporation (1)	4,394,712	5.04
Pohang University of Science and Technology	1,905,000	2.18
Government of Singapore Investment Corporation Pte. Ltd	1,862,625	2.14
KB Financial Group Inc. and subsidiaries	1,828,207	2.10
Directors and executive officers as a group	21,891	0.03
Public (2)	62,098,148	71.22
POSCO (held in the form of treasury stock)	7,191,187	8.25

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2015, there were 12,495,565 shares of common stock outstanding in the form of ADRs, representing 14.33% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees of Won 6,362 billion as of December 31, 2013, Won 6,691 billion as of December 31, 2014 and Won 6,855 billion as of December 31, 2015, in favor of affiliated and related companies. We have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 of Notes to Consolidated Financial Statements.

As of December 31, 2013, 2014 and 2015, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-117.

Legal Proceedings

In recent years, we have become subject to a number of anti-dumping duties in the United States, Canada, the European Union, Brazil, India, Indonesia, Malaysia, Australia, Taiwan and Thailand and safeguard duties in Thailand and Malaysia. We are also subject to a number of on-going anti-dumping and safeguard investigations in the United States, China, Indonesia, Malaysia, India, Taiwan, Thailand and Vietnam. In addition, the Mexican government initiated an anti-dumping investigation in October 2012 relating to our exports of cold rolled steel products, and the investigation was suspended until 2018 on condition that we comply with supply undertakings. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

During the course of its internal audit in July 2014, POSCO E&C, one of our subsidiaries, discovered certain officers’ use, for unauthorized and unidentified purposes, of approximately Won 10 billion belonging to POSCO E&C’s project management office and its subsidiary in Vietnam between 2009 and 2012, which related to certain construction projects in Vietnam. POSCO E&C, after such discovery through its internal audit, undertook an internal investigation over other projects for further assessment, strengthened its internal control procedures, such as segregating duties and enhancing monitoring procedures, to ensure similar cases do not arise and reprimanded the responsible employees, including dismissal of the responsible officers. After POSCO E&C’s internal audit result was publicized by the press, the prosecutors’ office of Korea commenced an investigation that lasted from March to October of 2015, which resulted in a determination to prosecute 14 responsible employees. We understand that the scope of the prosecution remains limited to the individuals and does not extend to POSCO E&C.

In 2012, the Korea Fair Trade Commission imposed a total fine of Won 108.6 billion on us and POSCO Coated & Color Steel Co., Ltd. (“POSCO Coated & Color Steel”), our consolidated subsidiary, for alleged antitrust violations in Korea relating to galvanized steel sheets and color sheets. Subsequent to paying such fines, we and POSCO Coated & Color Steel each filed for judicial review of such fines in the Seoul High Court in February 2013. In July 2015, the Seoul High Court ruled in our favor for reimbursement of the fine of Won 89.3 billion imposed on us, which was subsequently appealed by the Korea Fair Trade Commission and is currently pending at the Supreme Court of Korea. In January 2016, the Seoul High Court ruled against POSCO Coated & Color Steel with respect to the fine of Won 19.3 billion imposed against it, but POSCO Coated & Color Steel appealed with respect to Won 3.0 billion of such fine, which is currently pending at the Supreme Court of Korea. We and POSCO Coated & Color Steel intend to vigorously defend against such administrative actions.

In May 2002, Industrial Development Bank of India brought a suit against POSCO Daewoo, Daewoo Motors India Ltd., Daewoo Co., Ltd. and Daewoo Engineering & Construction Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO Daewoo). The total claim amount is Won 77 billion, and POSCO Daewoo recorded provision of Won 23 billion relating to its portion of the guarantee. The outcome of such lawsuits remains uncertain and POSCO Daewoo’s provision is classified as a non-current liability as of December 31, 2015.

In April 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in Japan, alleging violation of trade secrets and seeking prohibition on production and sales of grain oriented electrical steel sheets. In September 2015, we paid Won 299 billion as settlement to Nippon Steel & Sumitomo Metal Corporation, and the lawsuit filed in Japan as well as all related lawsuits filed by Nippon Steel & Sumitomo Metal Corporation were withdrawn.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding common stock to shareholders of record on June 30 of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2015. Of these shares and as of such date, 79,995,648 shares were outstanding and 7,191,187 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2011	7,500	2,500	10,000
2012	6,000	2,000	8,000
2013	6,000	2,000	8,000
2014	6,000	2,000	8,000
2015	6,000	2,000	8,000

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

	Price		Average Daily Trading Volume
	High	Low
	( In Won)		(Number of Shares)
2011
First Quarter	517,000	450,500	345,785
Second Quarter	565,000	421,000	282,070
Third Quarter	480,000	358,500	277,876
Fourth Quarter	351,000	308,000	235,063
2012
First Quarter	424,000	376,000	198,239
Second Quarter	385,000	351,500	169,135
Third Quarter	391,000	353,500	159,508
Fourth Quarter	367,000	308,000	202,895
2013
First Quarter	371,000	321,500	169,232
Second Quarter	326,000	292,500	182,277
Third Quarter	340,000	292,500	225,474
Fourth Quarter	338,000	307,500	183,055
2014
First Quarter	322,000	272,500	222,494
Second Quarter	317,000	285,500	170,778
Third Quarter	361,000	291,500	201,548
Fourth Quarter	321,500	275,500	191,916
2015
First Quarter	290,500	242,500	211,737
Second Quarter	269,000	214,500	256,415
Third Quarter	229,000	168,500	285,052
Fourth Quarter	193,000	162,000	380,436
October	193,000	167,000	396,644
November	188,000	165,500	326,570
December	179,000	162,000	418,095
2016
First Quarter	222,000	156,000	394,379
January	178,500	156,000	367,264
February	202,000	173,000	391,685
March	222,000	203,000	413,306
Second Quarter (through April 27)	249,000	213,500	434,336
April (through April 27)	249,000	213,500	434,336

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2015, 49,982,260 ADSs representing 12,495,565 common shares were outstanding, representing 14.33% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2011
First Quarter	117.57	100.50	403,646
Second Quarter	116.83	95.86	348,986
Third Quarter	112.41	76.01	344,454
Fourth Quarter	89.16	72.51	366,073
2012
First Quarter	94.06	80.28	268,347
Second Quarter	85.09	74.82	262,176
Third Quarter	85.55	77.21	190,260
Fourth Quarter	82.97	71.85	187,932
2013
First Quarter	86.69	72.41	258,130
Second Quarter	74.82	63.23	252,261
Third Quarter	78.75	64.29	186,347
Fourth Quarter	80.40	72.19	177,415
2014
First Quarter	75.88	64.03	298,320
Second Quarter	76.56	69.60	223,292
Third Quarter	86.37	71.97	232,861
Fourth Quarter	75.11	63.61	361,829
2015
First Quarter	66.00	54.66	305,147
Second Quarter	61.95	48.17	279,028
Third Quarter	51.03	34.48	475,594
Fourth Quarter	42.62	33.73	455,010
October	42.62	34.85	518,573
November	42.00	34.42	441,353
December	38.82	33.73	403,863
2016
First Quarter	47.61	32.26	388,580
January	37.09	32.26	463,277
February	40.53	35.76	331,243
March	47.61	41.09	376,193
Second Quarter (through April 26)	54.85	46.71	446,989
April (through April 26)	54.85	46.71	446,989

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

According to data published by the Korea Exchange, as of December 31, 2015, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,444 trillion, and the average daily trading volume of equity securities for 2015 was approximately 1,060 million shares with an average transaction value of Won 8,875 billion. The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	2.0	14.2
2002	698.00	937.61	584.04	627.55	1.4	17.8
2003	633.03	822.16	515.24	810.71	2.2	10.9
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	8.9

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1)(2) (Percent)	Price Earnings Ratio (2)(3)
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,681.71	2,052.97	1,552.79	2,051.00	1.1	19.0
2011	2,063.69	2,231.47	1,644.11	1,825.12	1.3	13.1
2012	1,831.69	2,057.28	1,758.99	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.1	15.0
2014	2,013.11	2,093.08	1,881.73	1,915.19	1.1	15.3
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.3	14.6
2016 (through April 27)	1,918.76	2,022.10	1,835.28	2,015.40	1.4	14.3

Source: The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	Starting in April 2000, dividend yield and price earnings ratio are calculated based on KOSPI 200, an index of 200 equity securities listed on the KRX KOSPI Market. Starting in April 2000, KOSPI 200 excludes classified companies, companies which did not submit annual reports to the KRX KOSPI Market, and companies which received qualified opinion from external auditors.

(3)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 30% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
Less than 1,000	1
1,000 to less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the financial investment companies with a brokerage license. In addition, a securities transaction tax of 0.5% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares if traded on the KRX KOSPI Market. An agricultural and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Item 10.E. Taxation — Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1986	355	￦	11,994	US$	13,924	31,755	￦	32,870	US$	38,159
1987	389		26,172		33,033	20,353		70,185		88,583
1988	502		64,544		94,348	10,367		198,364		289,963
1989	626		95,477		140,490	11,757		280,967		414,430
1990	669		79,020		110,301	10,866		183,692		256,411
1991	686		73,118		96,107	14,022		214,263		281,629
1992	688		84,712		107,448	24,028		308,246		390,977
1993	693		112,665		139,420	35,130		574,048		710,367
1994	699		151,217		191,730	36,862		776,257		984,223
1995	721		141,151		182,201	26,130		487,762		629,613
1996	760		117,370		139,031	26,571		486,834		576,680
1997	776		70,989		50,162	41,525		555,759		392,707
1998	748		137,799		114,091	97,716		660,429		546,803
1999	725		349,504		305,137	278,551		3,481,620		3,039,655
2000	704		188,042		149,275	306,163		2,602,211		2,065,739
2001	689		255,850		192,934	473,241		1,997,420		1,506,237
2002	683		258,681		215,496	857,245		3,041,598		2,533,815
2003	684		355,363		296,679	542,010		2,216,636		1,850,589
2004	683		412,588		395,275	372,895		2,232,109		2,138,445
2005	702		655,075		646,158	467,629		3,157,662		3,114,679
2006	731		704,588		757,948	279,096		3,435,180		3,695,331
2007	745		951,900		1,016,770	363,741		5,539,653		5,917,168
2008	763		576,888		458,758	352,599		3,211,039		2,553,510
2009	770		887,935		762,503	485,657		5,595,552		4,976,859
2010	777		1,141,885		1,006,243	380,859		5,619,768		4,952,210
2011	791		1,041,999		904,670	353,760		6,836,146		5,935,185
2012	930		1,154,294		1,078,578	486,479		4,823,642		4,507,234
2013	777		1,185,974		1,123,720	328,425		3,993,422		3,783,800
2014	773		1,192,253		1,084,655	278,081		3,983,580		3,624,072
2015	770		1,242,832		1,060,437	455,256		5,351,734		4,566,326
2016 (through April 27)	769		1,276,057		1,109,904	364,992		4,604,139		4,004,644

Source: The Korea Exchange

(1)	Converted at the Concentration Base Rate of The Bank of Korea or the Market Average Exchange Rate, as the case may be, at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and under the regulations set forth in the FSCMA. In August 2007, the National Assembly of Korea enacted the FSCMA. The FSCMA, which came into effect on February 4, 2009, comprehensively regulates the Korean capital markets, the financial investment business (including collective investment businesses and trust businesses) and financial investment products (such as securities and derivatives). The FSCMA imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. The FSCMA regulates the operation and monitoring of the securities and derivatives markets.

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

When a customer places a sell order with an investment broker or an investment dealer that is not a member of the KRX KOSPI Market or the KRX KOSDAQ Market and this investment broker or investment dealer places a sell order with another investment broker or investment dealer that is a member of the KRX KOSPI Market or the KRXKOSDAQ Market, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

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

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2015, 87,186,835 Common Shares were issued, of which 7,191,187 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 3, 4, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash, Shares or other form of property. However, a dividend of Shares must be distributed at par value. Dividends in Shares may not exceed one-half of the annual dividend. In addition, we may declare, and distribute in cash, interim dividends pursuant to a board resolution once a fiscal year to the eligible shareholders recorded as of the end of March, June and September of the relevant fiscal year. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay an annual dividend only to the extent the net asset amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the legal reserve to be set aside for annual dividend, and (iv) unrealized profits determined in the Presidential Decree to the Commercial Code. We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated earned surplus reserve of not less than one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2015, our employees owned, through our employee stock ownership association, approximately 0.001% of our common stock in their association accounts and 1.76% of our common stock in their employee accounts.

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

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers or by notices to be posted on the electronic disclosure database system maintained by the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Preferred Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings. Our general meetings of shareholders are held either in Pohang or Seoul.

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

Our transfer agent is Kookmin Bank, located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea.

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

Tax on Capital Gains

As a general rule, capital gains earned by Non-resident Holders upon transfer of the common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized or (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless exempt from Korean income taxation under the effective Korean tax treaty with the Non-resident Holder’s country of tax residence or Korean tax law.

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

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (1) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea and (2) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a certain limit and the rate varies from 10% to 50% depending on the value of the property.

Under Korean inheritance and gift tax laws, securities issued by a Korean corporation are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned and consequently, the Korea inheritance and gift taxes will be imposed on transfers of the securities by inheritance or gift.

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

If Korean source income is paid to a non-resident through an overseas investment vehicle, such investment vehicle must obtain an application for tax exemption or reduced tax rates from each non-resident, who is the beneficial owner of such investment vehicle and submit to the payer of such Korean source incomes an overseas investment vehicle report, together with the applications for tax exemptions prepared by the non-resident beneficial owner. An application for tax exemption or reduced tax rates submitted by the non-resident remains effective for three years from submission, and if any material changes occur with respect to information provided in the application, an application reflecting such change must be newly submitted.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 or 2015 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common stock or ADSs equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the common stock or ADSs. Any gain realized by a U.S. holder on the sale or other disposition of common stock or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss to the extent that the shares of common stock or ADSs sold or disposed of were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

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

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient and demonstrates this when required or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net loss on derivatives transactions of Won 26 billion and net loss on valuation of derivatives of Won 28 billion in 2014 and net gain on valuation of derivatives of Won 83 billion and net gain on derivatives transactions of Won 23 billion in 2015.

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

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO Daewoo’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO Daewoo’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO Daewoo and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks.

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2013				2014				2015
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(502)	￦	502	￦	(356)	￦	356	￦	(166)	￦	166
Japanese Yen		(125)		125		(96)		96		(22)		22
Euro		(4)		4		(30)		30		(97)		97

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

	For the Years Ended December 31,
	2013		2014		2015
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	106	￦	102	￦	118

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2015 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2015		December 31, 2014
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	4,533	1,082	633	599	190	1,621	8,658	8,674	8,251	8,349
Average weighted rate (1)	3.07%	3.91%	3.80%	3.75%	2.80%	3.58%	3.37%		4.02%
Variable rate	550	4	233	81	11	102	981	984	1,224	1,223
Average weighted rate (1)	2.96%	1.86%	3.01%	2.21%	3.57%	2.87%	2.91%		3.03%

Sub-total	5,083	1,086	866	680	201	1,723	9,639	9,658	9,475	9,572

Foreign currency, principally Dollars and Yen:
Fixed rate	1,714	238	389	2	998	1,471	4,812	4,994	8,407	8,669
Average weighted rate (1)	2.94%	3.65%	1.35%	0.48%	4.03%	4.19%	3.45%		2.84%
Variable rate	5,452	492	969	63	831	2,962	10,769	10,762	9,546	9,515
Average weighted rate (1)	1.43%	1.84%	1.81%	1.65%	2.88%	3.36%	2.13%		2.27%

Sub-total	7,166	730	1,358	65	1,829	4,433	15,581	15,756	17,953	18,184

Total	12,249	1,816	2,224	745	2,030	6,156	25,220	25,414	27,428	27,756

(1)	Weighted average rates of the portfolio at the period end.

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

Not applicable

Item 12.D.  American Depositary Shares

Fees and Charges

We switched our depositary from The Bank of New York Mellon to Citibank, N.A. in July 2013. Holders of our ADSs are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs upon deposit of shares	Up to $5.00 per 100 ADSs issued
Delivery of deposited shares against surrender of ADSs	Up to $5.00 per 100 ADSs surrendered
Distributions of cash dividends or other cash distributions	Up to $5.00 per 100 ADSs held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $5.00 per 100 ADSs held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $5.00 per 100 ADSs held
General depositary services	Up to $5.00 per 100 ADSs held

Holders of our ADSs are also responsible for paying certain fees and expenses incurred by the depositary such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares);

•	expenses incurred for converting foreign currency into Dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes (including applicable interest and penalties) and other governmental charges;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements; and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

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

Fees and Payments from the Depositary to Us

In 2015, we received the following payments from the depositary, net of tax:

Reimbursement of expenses for preparation of SEC filing and submission:	$109,663

Reimbursement of listing fees:	$133,685

Reimbursement of legal fees:	$55,443

Reimbursement of proxy process expenses (printing, postage and distribution):	$312,276

Contributions toward our investor relations efforts:	$121,813

Miscellaneous:	$37,119

Total:	$769,999

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.  Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

c. Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. (“KPMG Samjong”), an independent registered public accounting firm, which audited our consolidated financial statements as of, and for the year ended, December 31, 2015, has issued an audit report on the effectiveness of our internal control over financial reporting, which report is included in Item 18 of this Form 20-F.

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

Item 16. [Reserved]

Item 16.A. Audit Committee Financial Expert

The board of directors has approved the members of our audit committee. Kim, Il-Sup is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

Item 16.B. Code of Ethics

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

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG, in 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013		2014		2015
	(In millions of Won)
Audit fees	￦	5,356	￦	5,481	￦	5,491
Audit-related fees		90		—		—
Tax fees		1,110		1,082		974
Other fees		25		16		3

Total fees	￦	6,581	￦	6,579	￦	6,468

Audit fees in 2015 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2013 as set forth in the above table are the aggregate fees billed by KPMG for comfort letter services related to our securities offering.

Tax fees in 2015 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

Other fees in 2015 as set forth in the above table are fees billed by KPMG primarily in relation to certifications in connection with forward contracts.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

Item 16.D.  Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2015:

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

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable

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

Item 16.H. Mine Safety Disclosure

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2014 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of POSCO’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2016 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2016

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

The Board of Directors and Stockholders

POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on POSCO’s internal control over financial reporting based on our audit.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated April 27, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2016

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014 and 2015

	Notes	December 31, 2014		December 31, 2015
	(in millions of Won)
Assets
Cash and cash equivalents	4,5,23	￦	3,811,202	4,870,185
Trade accounts and notes receivable, net	6,17,23,29,37		11,664,587	9,575,264
Other receivables, net	7,23		1,956,216	1,679,879
Other short-term financial assets	8,23,37		1,462,920	3,910,387
Inventories	9		11,173,343	8,566,882
Current income tax assets	35		36,147	33,765
Assets held for sale	10		2,127,087	57,281
Other current assets	16		976,425	808,252

Total current assets			33,207,927	29,501,895

Long-term trade accounts and notes receivable, net	6,23		79,336	120,338
Other receivables, net	7,23		1,144,160	863,258
Other long-term financial assets	8,23		2,455,900	2,341,460
Investments in associates and joint ventures	11		4,060,507	3,945,333
Investment property, net	13		1,055,592	1,084,292
Property, plant and equipment, net	14		35,241,195	34,522,855
Intangible assets, net	15		6,884,989	6,405,754
Deferred tax assets	35		1,206,408	1,333,785
Other long-term assets	16		507,549	629,000

Total non-current assets			52,635,636	51,246,075

Total assets		￦	85,843,563	80,747,970

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2014 and 2015

	Notes	December 31, 2014		December 31, 2015
	(in millions of Won)
Liabilities
Trade accounts and notes payable	23,37	￦	3,950,786	3,125,348
Short-term borrowings and current installments of long-term borrowings	4,17,23		12,195,484	12,371,032
Other payables	18,23		2,194,713	2,129,093
Other short-term financial liabilities	19,23,37		111,637	202,117
Current income tax liabilities	35		453,613	377,962
Liabilities of disposal group held for sale	10		590,982	34,202
Provisions	20		150,030	102,320
Other current liabilities	22,29		2,727,793	2,011,452

Total current liabilities			22,375,038	20,353,526

Long-term trade accounts and notes payable	23,37		88,469	11,098
Long-term borrowings, excluding current installments	4,17,23		15,232,773	12,849,199
Other payables	18,23		169,986	134,470
Other long-term financial liabilities	19,23		91,095	54,696
Defined benefit liabilities, net	21		290,325	182,025
Deferred tax liabilities	35		1,832,260	1,676,658
Long-term provisions	20		223,239	221,692
Other long-term liabilities	22		282,982	251,405

Total non-current liabilities			18,211,129	15,381,243

Total liabilities			40,586,167	35,734,769

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,083,718	1,393,079
Hybrid bonds	25		996,919	996,919
Reserves	26		(408,773)	(594,756)
Treasury shares	27		(1,534,457)	(1,533,898)
Retained earnings			40,937,148	40,461,496

Equity attributable to owners of the controlling company			41,556,958	41,205,243
Non-controlling interests	25		3,700,438	3,807,958

Total equity			45,257,396	45,013,201

Total liabilities and equity		￦	85,843,563	80,747,970

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2013, 2014 and 2015

	Notes	2013		2014	2015
	(in millions of Won, except per share information)
Revenue	28,29,37	￦	61,765,743	64,758,625	58,522,268
Cost of sales	29,31,34,37		(54,913,816)	(57,465,485)	(52,018,434)

Gross profit			6,851,927	7,293,140	6,503,834
Selling and administrative expenses	30,34
Administrative expenses	31		(2,231,805)	(2,309,756)	(2,395,248)
Selling expenses			(1,632,120)	(1,760,118)	(1,728,956)
Other operating income and expenses	32,37
Other operating income			229,073	269,406	549,048
Other operating expenses	34		(650,806)	(979,674)	(1,442,298)

Operating profit			2,566,269	2,512,998	1,486,380
Share of loss of equity-accounted investees, net	11		(179,809)	(299,893)	(506,054)
Finance income and costs	23,33
Finance income			2,380,838	2,396,762	2,557,073
Finance costs			(2,829,253)	(3,221,987)	(3,387,054)

Profit before income taxes			1,938,045	1,387,880	150,345
Income tax expense	35		(589,029)	(823,841)	(266,560)

Profit (loss)			1,349,016	564,039	(116,215)
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	21		6,224	(75,101)	41,954
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(183,836)	(45,754)	(82,509)
Net changes in the unrealized fair value of available-for-sale investments	23		412,346	(333,891)	(187,854)
Foreign currency translation differences			(220,464)	(836)	66,280

Other comprehensive income (loss), net of tax			14,270	(455,582)	(162,129)

Total comprehensive income (loss)		￦	1,363,286	108,457	(278,344)

Profit (loss) attributable to :
Owners of the controlling company		￦	1,370,878	632,706	171,494
Non-controlling interests			(21,862)	(68,667)	(287,709)

Profit (loss)		￦	1,349,016	564,039	(116,215)

Total comprehensive income (loss) attributable to :
Owners of the controlling company		￦	1,438,744	181,525	23,864
Non-controlling interests			(75,458)	(73,068)	(302,208)

Total comprehensive income (loss)		￦	1,363,286	108,457	(278,344)

Basic and diluted earnings per share (in Won)	36		17,338	7,514	1,731

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2014 and 2015

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,314,982	39,422,643	2,971,591	42,394,234
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	1,370,878	1,370,878	(21,862)	1,349,016
Other comprehensive income (loss) Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	3,039	3,039	3,185	6,224
Capital adjustment arising from investments in equity-method investees, net of tax		—	—	—	(166,787)	—	—	(166,787)	(17,049)	(183,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	412,453	—	—	412,453	(107)	412,346
Foreign currency translation differences, net of tax		—	—	—	(180,839)	—	—	(180,839)	(39,625)	(220,464)

Total comprehensive income (loss)		—	—	—	64,827	—	1,373,917	1,438,744	(75,458)	1,363,286

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)	—	(154,490)
Changes in subsidiaries		—	—	—	—	—	—	—	40,506	40,506
Changes in ownership interests in subsidiaries		—	(31,417)	—	—	—	—	(31,417)	373,963	342,546
Issue of hybrid bonds		—	—	996,919	—	—	—	996,919	498,468	1,495,387
Interest of hybrid bonds		—	—	—	—	—	(24,161)	(24,161)	(6,228)	(30,389)
Disposal of treasury shares		—	5,348	—	—	812,282	—	817,630	—	817,630
Others		—	(479)	—	247	—	6,851	6,619	(636)	5,983

Total transactions with owners of the controlling company		—	(26,548)	996,919	247	812,282	(635,267)	1,147,633	875,529	2,023,162

Balance as of December 31, 2013	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,053,632	42,009,020	3,771,662	45,780,682

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2013, 2014 and 2015

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bond	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2014	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,053,632	42,009,020	3,771,662	45,780,682
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	632,706	632,706	(68,667)	564,039
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(65,152)	(65,152)	(9,949)	(75,101)
Capital adjustment arising from investments in equity-method investees, net of tax		—	—	—	(50,920)	—	—	(50,920)	5,166	(45,754)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(335,626)	—	—	(335,626)	1,735	(333,891)
Foreign currency translation differences, net of tax		—	—	—	517	—	—	517	(1,353)	(836)

Total comprehensive income (loss)		—	—	—	(386,029)	—	567,554	181,525	(73,068)	108,457

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(32,887)	(511,589)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)	(76,854)	(236,422)
Changes in subsidiaries		—	—	—	—	—	—	—	91,551	91,551
Changes in ownership interests in subsidiaries		—	(9,401)	—	—	—	—	(9,401)	44,265	34,864
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)	(26,175)	(69,775)
Disposal of treasury shares		—	14,576	—	—	44,667	—	59,243	—	59,243
Others		—	277	—	332	—	(2,168)	(1,559)	1,944	385

Total transactions with owners of the controlling company		—	5,452	—	332	44,667	(684,038)	(633,587)	1,844	(631,743)

Balance as of December 31, 2014	￦	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,937,148	41,556,958	3,700,438	45,257,396

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2013, 2014 and 2015

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bond	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2015	￦	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,937,148	41,556,958	3,700,438	45,257,396
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	171,494	171,494	(287,709)	(116,215)
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	38,771	38,771	3,183	41,954
Capital adjustment arising from investments in equity-method investees, net of tax		—	—	—	(81,418)	—	—	(81,418)	(1,091)	(82,509)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(183,077)	—	—	(183,077)	(4,777)	(187,854)
Foreign currency translation differences, net of tax		—	—	—	78,094	—	—	78,094	(11,814)	66,280

Total comprehensive income (loss)		—	—	—	(186,401)	—	210,265	23,864	(302,208)	(278,344)

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(32,410)	(512,368)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)	(67,700)	(227,687)
Changes in subsidiaries		—	—	—	—	—	—	—	(311,548)	(311,548)
Changes in ownership interests in subsidiaries		—	310,485	—	—	—	—	310,485	844,769	1,155,254
Interest of hybrid bonds		—	—	—	—	—	(43,574)	(43,574)	(24,187)	(67,761)
Disposal of treasury shares		—	(35)	—	—	559	—	524	—	524
Others		—	(1,089)	—	418	—	(2,398)	(3,069)	804	(2,265)

Total transactions with owners of the controlling company		—	309,361	—	418	559	(685,917)	(375,579)	409,728	34,149

Balance as of December 31, 2015	￦	482,403	1,393,079	996,919	(594,756)	(1,533,898)	40,461,496	41,205,243	3,807,958	45,013,201

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

	Notes	2013		2014	2015
		(in millions of Won)
Cash flows from operating activities
Profit (loss)		￦	1,349,016	564,039	(116,215)
Adjustments for:
Depreciation			2,505,536	2,894,609	2,836,663
Amortization			180,014	343,940	381,583
Finance income			(1,012,281)	(1,046,718)	(1,165,340)
Finance costs			1,585,778	1,801,015	1,852,862
Income tax expense			589,029	823,841	266,560
Gain on disposal of property, plant and equipment			(14,177)	(15,039)	(22,730)
Loss on disposal of property, plant and equipment			121,133	50,006	101,732
Impairment loss on property, plant and equipment			9,742	64,833	136,269
Share of loss of equity-accounted investees			179,809	299,893	506,054
Costs for defined benefit plans			247,748	237,886	245,402
Contribution to provisions			111,364	245,470	86,903
Bad debt expenses			201,185	205,306	337,235
Loss on valuation of inventories			49,172	41,713	152,952
Impairment loss on goodwill and intangible assets			125,316	55,220	161,412
Gain on disposals of assets held for sale			(101,611)	(48,232)	(227,956)
Loss on disposals of assets held for sale			26,498	14	190,357
Impairment loss on assets held for sale			1,814	17,205	133,547
Others, net			4,581	56,876	(21,643)

			4,810,650	6,027,838	5,951,862

Changes in operating assets and liabilities	39		(108,300)	(1,853,782)	2,784,452
Interest received			227,989	238,817	198,193
Interest paid			(797,316)	(882,183)	(831,566)
Dividends received			193,008	114,694	237,715
Income taxes paid			(816,912)	(797,324)	(622,612)

Net cash provided by operating activities		￦	4,858,135	3,412,099	7,601,829

Cash flows from investing activities	40
Acquisitions of short-term financial instruments		￦	(4,449,312)	(3,096,602)	(13,037,990)
Proceeds from disposal of short-term financial instruments			3,901,527	4,635,120	10,595,379
Acquisition of long-term financial instruments			(123,703)	(24,683)	(34,733)
Increase in loans			(575,343)	(361,671)	(295,689)
Collection of loans			417,971	76,717	308,906
Acquisitions of available-for-sale investments			(309,469)	(75,582)	(87,824)
Proceeds from disposal of available-for-sale investments			269,363	252,056	308,161
Acquisitions of investments of equity-accounted investees			(1,076,763)	(702,989)	(77,155)
Proceeds from disposal of investments of equity-accounted investees			89,533	21,359	11,813
Acquisitions of property, plant and equipment			(6,569,613)	(3,505,549)	(2,560,244)
Proceeds from disposal of property, plant and equipment			82,153	62,829	59,031
Acquisitions of investment property			(20,945)	(406,603)	(61,478)
Proceeds from disposal of investment property			8,464	43,167	1,120
Acquisitions of intangible assets			(543,666)	(343,804)	(289,148)
Proceeds from disposal of intangible assets			5,429	9,043	12,832
Proceeds from disposal of assets held for sale			126,809	1,291	127,133
Cash received from (paid in) acquisition of business, net of cash acquired			5,729	(388,578)	—
Cash received from disposal of business, net of cash transferred			5,962	48,949	469,576
Other, net			4,204	10,348	15,634

Net cash used in investing activities			(8,751,670)	(3,745,182)	(4,534,676)

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013, 2014 and 2015

	Notes	2013		2014	2015
		(in millions of Won)
Cash flows from financing activities	40
Proceeds from borrowings			5,098,702	2,522,495	1,779,097
Repayment of borrowings			(2,845,957)	(2,802,150)	(3,509,970)
Proceeds from (repayment of) short-term borrowings, net			86,475	1,037,912	(846,230)
Payment of cash dividends			(648,580)	(677,000)	(822,570)
Proceeds from issuance of hybrid bonds			1,495,387	—	—
Payment of interest of hybrid bonds			(26,088)	(69,713)	(67,725)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			385,122	54,066	1,260,053
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(22,078)	—	(10,810)
Proceeds from disposal of treasury shares			14,019	43,188	—
Other, net			(4,666)	26,314	(23,446)

Net cash provided by (used in) financing activities			3,532,336	135,112	(2,241,601)

Effect of exchange rate fluctuation on cash held			(110,765)	11,545	23,496

Net increase (decrease) in cash and cash equivalents			(471,964)	(186,426)	849,048
Cash and cash equivalents at beginning of the period			4,680,526	4,208,562	4,022,136

Cash and cash equivalents at end of the period	5	￦	4,208,562	4,022,136	4,871,184

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2014 and 2015

1.	General Information

General information about POSCO, its 42 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 171 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 98 associates and joint ventures are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of December 31, 2015, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	7,885,065	9.04
Nippon Steel & Sumitomo Metal Corporation (*1)	4,394,712	5.04
Pohang University of Science and Technology	1,905,000	2.18
Government of Singapore Investment Corporation Pte Ltd	1,862,625	2.14
KB Financial Group Inc. and subsidiaries (*2)	1,828,207	2.10
Others	69,311,226	79.50

	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2015, the shares of POSCO are listed on the Korea Exchange, while its depository shares are listed on the New York Stock Exchanges.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2014 and 2015 are as follows:

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	Engineering and construction	89.53	—	89.53	52.80	—	52.80	Pohang
POSCO Processing & Service	Steel sales and trading	96.01	—	96.01	96.01	—	96.01	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	57.25	11.05	68.30	57.25	11.05	68.30	Suncheon
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Capital Co., Ltd	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	—	62.38	62.38	7.50	53.63	61.13	Seoul
POSCO CHEMTECH	Refractories manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO TMC Co., Ltd.	Component manufacturing	—	74.56	74.56	—	74.56	74.56	Cheonan
POSCO NIPPON STEEL RHF JOINT VENTURE. CO., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering CO., Ltd	Construction and engineering service	—	95.56	95.56	—	95.56	95.56	Incheon
POSCO AST	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Ansan
POSHIMETAL Co., Ltd.	Ferromanganese manufacturing and sales	65.00	—	65.00	100.00	—	100.00	Gwangyang
Poscoene	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	70.99	70.99	—	70.99	70.99	Seoul
Steel Processing and Fabricating Center Co., LTD	Steel manufacturing	—	84.89	84.89	—	84.89	84.89	Gwangyang
BLUE O&M Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	60.79	39.21	100.00	69.91	30.09	100.00	Pohang
Daewoo International Corporation	Trading, energy & resource development and others	60.31	—	60.31	60.31	—	60.31	Seoul
POSCO LED Co., Ltd.	LED lightening	16.70	63.30	80.00	16.70	63.30	80.00	Seongnam

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	64.00	64.00	Jeju
IT Engineering	Automotive engineering service	—	17.00	17.00	—	17.00	17.00	Seoul
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO Green Gas Technology Co., Ltd	Gas production and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSPOWER Co., Ltd.	Other generation	—	100.00	100.00	—	100.00	100.00	Samchuck
Songdo Posco family Housing	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	—	—	—	100.00	—	100.00	Incheon
HOTEL LAONZENA	Hotel business	—	—	—	—	100.00	100.00	Daegu
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	—	—	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	—	—	—	25.00	25.00	Pohang
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	Special steel manufacturing and sales	72.09	—	72.09	—	—	—	Changwon
POSFINE Co., Ltd.	Non-metallic mineral manufacturing	69.23	—	69.23	—	—	—	Gwangyang
POSCO PLANTEC Co., Ltd.	Industry plant construction	60.84	13.10	73.94	—	—	—	Pohang
POREKA Co., Ltd.	Advertising business	100.00	—	100.00	—	—	—	Seoul
New Altec Co., Ltd	Aluminum manufacturing and sales	—	60.10	60.10	—	—	—	Incheon
PONUTech Co., Ltd.	Nuclear power plant design and repair service	—	100.00	100.00	—	—	—	Ulsan
POS-HiAL	High purity alumina manufacturing	—	51.00	51.00	—	—	—	Yeongam
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	Investment in new regeneration energy	—	55.12	55.12	—	—	—	Seoul
Chun Sa wind	Other generation	—	100.00	100.00	—	—	—	Seoul
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JWPC Co., Ltd.	Steel manufacturing	—	89.18	89.18	—	89.18	89.18	Japan
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO(Guangdong) Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	China
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd.	Steel manufacturing	—	88.02	88.02	—	88.02	88.02	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjiagang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	85.00	—	85.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	87.07	4.98	92.05	87.07	4.98	92.05	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO China Suzhou Processing Center Co., Ltd.	Steel manufacturing	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	UAE
Dalian POSCO ICT-DONGFANG	Electric control equipment
Engineering Co., Ltd.	manufacturing	—	100.00	100.00	—	100.00	100.00	China
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO.,	Chemical plant	—	48.90	48.90	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
Motta Resources Indonesia	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
[Foreign]
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT PEN INDONESIA	Construction	—	67.00	67.00	—	100.00	100.00	Indonesia
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA	Steel manufacturing	—	100.00	100.00	100.00	—	100.00	Vietnam

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction — UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.67	51.67	—	51.60	51.60	China
Hanjung Power Pty., Ltd	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
Daewoo International (America) Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International (Deutschland) GmbH.	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO TEXTILE FERGANA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo Paper Manufacturing Co.,	Paper manufacturing	—	68.30	68.30	—	68.00	68.00	China
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	29.58	21.35	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
POSCO FOUNDATION	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	80.00	80.00	—	80.00	80.00	England

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
SANTOSCMI S.A.	Construction	—	80.00	80.00	—	80.00	80.00	Ecuador
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
COMPANIADEAUTOMATI ZACION &CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hong Kong
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
PT.POSCO-Indonesia Inti	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	71.43	71.43	—	99.98	99.98	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
[Foreign]
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd	Logistics	—	80.00	80.00	—	80.00	80.00	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT.Krakatau Posco Chemtech Calcination	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Trading business	100.00	—	100.00	100.00	—	100.00	South Africa
EPC INGENIERIA & SERVICIOS	Construction and	—	100.00	100.00	—	100.00	100.00	Costa Rica
DE COSTA RICA SA	engineering service
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	68.41	68.41	—	100.00	100.00	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	99.00	99.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO-Mory-Maruyasu PIPE	Common steel welded pipe manufacturing and sales	—	50.00	50.00	—	50.00	50.00	Japan
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Chemical by-product manufacturing and sales	—	45.00	45.00	—	45.00	45.00	Indonesia
Myanmar Daewoo International Corporation	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Yingkou Puxiang Trade Co., Ltd.	Refractory quality test and import and export trade	—	100.00	100.00	—	100.00	100.00	China
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	51.00	51.00	Myanmar

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Myanmar POSCO Engineering& Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	100.00	100.00	South Africa
Daewoo Amara Company Limited	Real estate development	—	98.54	98.54	—	98.54	98.54	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	60.00	60.00	—	70.00	70.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
SANTOS CMI Guatemala S.A.	Construction	—	99.00	99.00	—	100.00	100.00	Guatemala
POSCO-China Dalian Steel Fabricating Center	Steel manufacturing	42.16	25.39	67.55	42.16	25.39	67.55	China
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd	Steel manufacturing	—	—	—	33.00	10.00	43.00	China
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO., Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Thailand
DAEWOO POWER PNG Ltd.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
POSCO India Ahmedabad Steel Processing Center Pvt. Ltd.	Steel manufacturing	—	—	—	100.00	—	100.00	India
COINSA INGENIERIA Y PETROQUIMICA S.R.L	Construction	—	—	—	—	50.00	50.00	Bolivia
PT.Krakatau Posco Social Enterprise	Social enterprise	—	—	—	—	100.00	100.00	Indonesia
POSCO Vietnam Holdings Co., LTD.	Holding company	—	—	—	79.28	20.72	100.00	Vietnam
Ventanas Philippines Construction Inc	Construction	—	—	—	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction	—	—	—	—	100.00	100.00	Mongolia
POSCO BIOVENTURES I, L.P.	Bio tech Industry	—	100.00	100.00	—	—	—	USA
PT. POSNESIA Stainless Steel Industry	Steel manufacturing	70.00	—	70.00	—	—	—	Indonesia
DWEMEX, S.A.DE.C.V.	Construction	—	99.00	99.00	—	—	—	Mexico
POSCO MPC Servicios S.A. de C.V.	Steel manufacturing	—	61.00	61.00	—	—	—	Mexico
POSCO-Uruguay S.A	Lumber manufacturing & sales	98.10	—	98.10	—	—	—	Uruguay

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
		December 31, 2014			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
VECTUS LIMITED	PRT test track construction	—	99.69	99.69	—	—	—	England
ZEUS(Cayman)	Service	100.00	—	100.00	—	—	—	Cayman Islands
Myanmar Daewoo Limited	Trading business	—	100.00	100.00	—	—	—	Myanmar
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	—	—	Malaysia
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	—	—	El Salvador
TECHREN Solar, LLC	Electrical Industry	—	99.92	99.92	—	—	—	USA
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	—	—	Holland
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	—	—	Ecuador
POSCO Klappan Coal Limited	Coal sales	—	100.00	100.00	—	—	—	Canada
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	Steel sales	—	100.00	100.00	—	—	—	Mexico
SUNGJIN CANADA LTD.	Machinery installation	—	70.00	70.00	—	—	—	Canada
POSCO PLANTEC Thailand CO. LTD	Steel work maintenance and machinery installation	—	48.78	48.78	—	—	—	Thailand

The equity of controlling company is decreased by ￦9,401 million (POSCO Processing & Service, Steel Processing and Fabricating Center Co., LTD and others) for the year ended December 31, 2014 and increased by ￦301,029 million (POSCO ENGINEERING & CONSTRUCTION., LTD., PT PEN INDONESIA and others) as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control for the years ended December 31, 2015.

Cash dividends paid to POSCO by subsidiaries in 2014 and 2015 amounted to ￦58,488 million and ￦437,194 million, respectively.

As of December 31, 2015, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(c) Details of non-controlling interest as of and for the years ended December 31, 2014 and 2015 are as follows:

1) December 31, 2014

	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	5,177,495	645,598	360,673	5,082,514	501,219	12,781,184	24,548,683
Non-current assets		6,028,358	3,303,632	251,206	1,333,612	3,393,917	10,135,827	24,446,552
Current liabilities		(5,046,468)	(988,132)	(131,389)	(3,494,647)	(546,791)	(11,493,074)	(21,700,501)
Non-current liabilities		(1,807,698)	(2,118,519)	(7,150)	(882,025)	(2,513,129)	(3,681,307)	(11,009,828)
Equity		4,351,687	842,579	473,340	2,039,454	835,216	7,742,630	16,284,906
Non-controlling interests		1,727,078	252,773	189,336	213,624	91,668	1,677,400	4,151,879
Sales		19,938,711	1,129,977	1,331,527	7,174,890	2,533,673	28,738,206	60,846,984
Profit (loss) for the period		83,167	(232,503)	68,196	50,023	21,100	(159,066)	(169,083)
Profit (loss) attributable to non-controlling interests		33,007	(69,751)	27,278	5,240	2,316	(62,302)	(64,212)
Cash flows from operating activities		(149,695)	(27,383)	20,676	24,592	36,346	(121,697)	(217,161)
Cash flows from investing activities		(167,573)	(74,454)	(28,349)	(33,755)	(117,154)	(230,954)	(652,239)
Cash flows from financing activities (before dividends to non-controlling interest)		336,114	75,680	—	(15,162)	83,014	406,904	886,550
Dividend to non-controlling interest		(13,558)	—	(3,544)	(1,923)	(2,648)	(5,748)	(27,421)
Effect of exchange rate fluctuation on cash held		(46)	134	43	(8)	—	3,636	3,759
Net increase (decrease) in cash and cash equivalents		5,242	(26,023)	(11,174)	(26,256)	(442)	52,141	(6,512)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) December 31, 2015

	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	3,930,857	441,999	360,812	5,115,325	590,460	9,648,917	20,088,370
Non-current assets		4,777,482	3,363,935	248,549	1,756,367	3,333,351	7,776,264	21,255,948
Current liabilities		(3,568,714)	(1,004,002)	(106,167)	(3,125,697)	(663,945)	(9,692,004)	(18,160,529)
Non-current liabilities		(1,941,909)	(2,315,554)	(5,405)	(768,529)	(2,420,547)	(2,567,980)	(10,019,924)
Equity		3,197,716	486,378	497,789	2,977,466	839,319	5,165,197	13,163,865
Non-controlling interests		1,269,096	145,913	199,116	1,405,391	92,118	1,182,137	4,293,771
Sales		16,890,723	1,227,266	1,175,272	6,866,802	1,909,919	25,784,254	53,854,236
Profit (loss) for the period		79,092	(398,438)	35,516	108,895	15,831	(835,388)	(994,492)
Profit (loss) attributable to non-controlling interests		31,390	(119,531)	14,206	51,399	1,738	(247,107)	(267,905)
Cash flows from operating activities		433,493	(13,595)	19,921	434,257	6,075	(72,371)	807,780
Cash flows from investing activities		(74,644)	(8,994)	25,318	21,075	(20,980)	(110,712)	(168,937)
Cash flows from financing activities (before dividends to non-controlling interest)		(340,532)	18,886	66	69,615	11,572	(1,718)	(242,111)
Dividend to non-controlling interest		(22,597)	—	(4,135)	(703)	(2,648)	145,851	115,768
Effect of exchange rate fluctuation on cash held		430	83	—	819	—	3,502	4,834
Net increase (decrease) in cash and cash equivalents		(3,850)	(3,620)	41,170	525,063	(5,981)	(35,448)	517,334

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(d) Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2014 and 2015 are as follows:

		Ownership (%)
Investee	Category of business	2014	2015	Region
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Investment in new technologies	28.48	28.93	Seoul
POSCO PLANTEC Co., Ltd. (*2,3)	Construction of industrial plant	—	73.94	Ulsan
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*1,3)	Steel manufacturing and sales	—	19.94	Changwon
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
QSONE Co., Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
Incheon-Gimpo Expressway Co., Ltd.	Construction	25.76	22.32	Anyang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	29.90	29.90	Chuncheon
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*1)	Investment in new technologies	12.50	12.50	Seoul
Daesung Steel Co. (*1,3)	Steel sales	—	17.54	Busan
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund (*3)	Private equity financial	—	40.45	Seoul
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	Real estate development	25.10	25.10	Chungju
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
Pohang Techno Valley PFV Corporation (*2)	Real estate development and rental	54.99	54.99	Pohang
Gunggi Green Energy (*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co., Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KC Chemicals (*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Posco -IDV Growth Ladder IP Fund (*1)	Investment in new technologies	17.86	17.86	Seoul
Green Jang Ryang Co., Ltd	Sewerage treatment	25.00	25.00	Pohang
Daewoo Public Car Sales (Gwangju) CO., Ltd	Leasing services	50.00	50.00	Gwangju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Postech Early Stage Fund (*1)	Investment in new technologies	10.00	10.00	Pohang
POSCO Energy Valley Fund (*3)	Investment in new technologies	—	20.00	Pohang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Posgreen Co., Ltd. (*1)	Plaster manufacturing	19.00	19.00	Gwangyang
Pohang E&E Co., Ltd. (*3)	Investment in waste energy	—	30.00	Pohang
POSTECH Social Enterprise Fund (*1)	Investment in new technologies	9.17	9.17	Seoul
Applied Science Corp.	Machinery manufacturing	26.47	25.73	Paju
Noel Green Energy Co., Ltd.	Electricity generation	20.00	20.00	Seoul
Universal Studios Resort Asset Management Corporation	Real estate services	26.17	26.17	Seoul
Synergy Private Equity Fund	Investment in new technologies	17.86	17.86	Seoul
Pohang Techno Valley AMC Corporation	Construction	29.50	29.50	Pohang
METAPOLIS Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Mokpo Daeyang Industrial Corporation	Real estate development	27.40	27.40	Mokpo

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
Investee	Category of business	2014	2015	Region
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Garolim Tidal Power Plant Co., Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
Posco e&c Songdo International Building	Non-resident building lease	49.00	49.00	Seoul
Pajoo & Viro Co., Ltd. (*4)	Construction	40.00	—	Paju
SuNAM Co., Ltd (*6)	Power supply manufacturing	19.17	—	Seoul
Suwon Green Environment Co., Ltd (*4)	Construction	27.50	—	Hwaseong
[Foreign]
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
7623704 Canada Inc. (*1)	Investments management	10.40	10.40	Canada
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Australia
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
NCR LLC	Coal sales	29.41	29.41	Canada
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	24.10	24.10	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
IMFA ALLOYS FINLEASE LTD.	Raw material manufacturing and sales	24.00	24.00	India
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
POSK (Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd	Steel processing and sales	25.00	25.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
XG Sciences (*1)	New materials manufacturing and development	26.27	10.50	USA
PT. Tanggamus Electric Power (*1)	Construction and engineering service	20.59	17.50	Indonesia
NS- Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Hamparan Mulia	Resource development	45.00	45.00	Indonesia
Sebang Steel	Scrap sales	49.00	49.00	Japan
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSCO- Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
KIRIN VIETNAM CO., LTD (*1,3)	Panel manufacturing	—	19.00	Vietnam

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

		Ownership (%)
Investee	Category of business	2014	2015	Region
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Australia
KG Power (M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazakhstan
BGC-POS PTY LTD. (*4)	Construction	49.00	—	Australia
Baganuur Energy Corporation(*5)	Refined oil manufacturing	50.00	—	Mongolia
Arctos Anthracite Joint Venture (*5)	Coal sales	20.00	—	Canada

(*1)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20% as of December 31, 2015.

(*2)	Considering the composition of Board of Directors, the Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.

(*3)	These associates were newly established or acquired in 2015.

(*4)	Excluded from associates due to the disposal of shares during the year ended December 31, 2015.

(*5)	Excluded from associates due to liquidation during the year ended December 31, 2015.

(*6)	Excluded from associates due to the loss of significant influence caused by change in composition of the Board of Directors during the year ended December 31, 2015.

2) Joint ventures

Details of joint ventures as of December 31, 2014 and 2015 are as follows:

		Ownership (%)
Investee	Category of business	2014	2015	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO ES MATERIALS	Secondary battery manufacturing	50.00	50.00	Gumi
[Foreign]
Roy Hill Holdings Pty Ltd.	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
DMSA/AMSA	Energy & resource development	4.00	4.07	Madagascar
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
CSP — Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
KOBRASCO	Facility lease	50.00	50.00	Brazil
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
VNS-DAEWOO Co., Ltd.	Steel scrap processing and sale	40.00	40.00	Vietnam
YULCHON MEXICO S.A. DE C.V.(*1)	Tube for automobile manufacturing	—	19.00	Mexico
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
Hyunson Engineering & Construction HYENCO(*1)	Construction	—	4.90	Algeria
TANGGANG-POSCO LED	LED manufacturing and sales	50.00	50.00	China
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd(*2)	Steel processing and sale	43.00	—	China
SUNGJIN DRIVER INC(*3)	Module and plant manufacturing	50.00	—	Canada

(*1)	These joint ventures were newly established or acquired in 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(*2)	Reclassified to subsidiary from joint venture during the year ended December 31, 2015.
(*3)	Excluded from joint ventures due to liquidation during the year ended December 31, 2015.

(e) Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2015 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Posco Group University	February 2015	100.00	New establishment
POSCO India Ahmedabad Steel Processing Center Pvt. Ltd.	February 2015	100.00	New establishment
HOTEL LAONZENA	February 2015	100.00	New establishment
COINSA INGENIERIA Y PETROQUIMICA S.R.L	February 2015	50.00	New establishment
Miracle number four	March 2015	—	Acquisition
PT.Krakatau Posco Social Enterprise	April 2015	100.00	New establishment
POSCO Vietnam Holdings Co., LTD.	May 2015	100.00	New establishment
Growth Ladder POSCO K-Growth Global Fund	May 2015	50.00	New establishment
2015 POSCO New technology II Fund	June 2015	25.00	New establishment
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd	July 2015	43.00	Reclassification from associate
Ventanas Philippines Construction Inc	November 2015	100.00	New establishment
POSCO E&C Mongolia	December 2015	100.00	New establishment

(f) Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2015 are as follows:

Company	Date of exclusion	Reason
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	March 2015	Reclassification to associates due to decline in ownership
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	March 2015	Reclassification to associates due to decline in ownership
Chun Sa wind	March 2015	Exclusion upon reclassification of parent company, ‘Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund’ to associates
Zeus(Cayman)	April 2015	Exclusion upon liquidation
POSFINE Co., Ltd.	April 2015	Disposal
PT. POSNESIA Stainless Steel Industry	April 2015	Exclusion upon liquidation
TECHREN Solar, LLC	May 2015	Disposal
New Altec Co., Ltd	May 2015	Disposal
POS- HiAL	June 2015	Loss of control due to administration by court
SUNGJIN CANADA LTD.	June 2015	Exclusion upon liquidation
POREKA Co., Ltd.	August 2015	Disposal
POSCO PLANTEC Co., Ltd.	September 2015	Reclassified to associate due to loss of control through workout
POSCO PLANTEC Thailand CO. LTD	September 2015	Exclusion upon reclassification of parent company, ‘POSCO PLANTEC Co., Ltd.’ to associates
Miracle number four	September 2015	Exclusion upon reclassification of parent company, ‘POSCO PLANTEC Co., Ltd.’ to associates
POSCO Klappan Coal Limited	September 2015	Exclusion upon liquidation
EPC INVESTMENTS C.V.	September 2015	Exclusion upon liquidation
POSCO MPC Servicios S.A. de C.V.	September 2015	Merged into POSCO MPPC S.A. de C.V.
PONUTech Co., Ltd.	November 2015	Disposal

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

Company	Date of exclusion	Reason
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	December 2015	Merged into POSCO AMERICA COMERCIALIZADORA S DE RL DE CV
VAUTIDAMERICAS S.A.	December 2015	Exclusion upon liquidation
Daewoo EL SALVADOR S.A. DE C.V.	December 2015	Exclusion upon liquidation
Daewoo (M) SDN. BHD.	December 2015	Exclusion upon liquidation
Myanmar Daewoo Limited	December 2015	Exclusion upon liquidation
VECTUS LIMITED	December 2015	Disposal
POSCO-Uruguay S.A	December 2015	Exclusion upon liquidation
DWEMEX, S.A.DE.C.V.	December 2015	Disposal
POSCO BIOVENTURES I, L.P.	December 2015	Exclusion upon liquidation

2.	Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the authorized directors on February 26, 2016.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO and subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

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

As of December 31, 2013, 2014 and 2015

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 — Subsidiaries, associates and joint ventures

•	Note 10 — Assets held for sale

•	Note 12 — Joint operations

•	Note 25 — Hybrid bonds

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 11 — Investments in associates and joint ventures

•	Note 15 — Goodwill and other intangible assets, Net

•	Note 20 — Provisions

•	Note 21 — Employee benefits

•	Note 29 — Construction contracts

•	Note 35 — Income taxes

•	Note 38 — Commitments and contingencies

(c)	Measurement of fair value

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

As of December 31, 2013, 2014 and 2015

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

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 — Financial instruments

Changes in accounting policies

The Company has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2015.

(a)	IAS No. 19, “Employee Benefits”

IAS No. 19, Employee Benefits, introduced a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. According to the amendments, the Company is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

Impact of changes in accounting policies

As management believes the impact of IAS No. 19 on the Company’s prior year’s consolidated financial statement is not significant, the comparative period’s consolidated financial statements are not restated.

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

Foreign currency transactions and translation

(a)	Foreign currency transactions

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

(b)	Foreign operations

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

The estimated useful lives for the current and comparative periods are as follows:

Buildings	3-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-20 years

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation is classified as intangible asset and is initially measured at cost and after initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period.

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

With regard to construction segment, segment profit and loss is determined in the same way that consolidated profit after tax for the period is determined under IFRS except that revenues and expenses from the development and sale of certain residential real estate are determined by reference to the stage of completion of the contact activity at the end of the reporting period, while in the consolidated financial statements, they are recognized when an individual unit of residential real estate is delivered to the buyer. No adjustments are made for corporate allocations to segment profit and loss. In addition, segment assets and liabilities are measured based on total assets and liabilities in accordance with IFRS without any adjustment for corporate allocations, except that assets and liabilities in connection with the construction and sale of residential real estate are determined by reference to the stage of completion of the contract activity at the end of each period.

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

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2015, and the Company has not early adopted them.

(a)	IFRS No. 9 “Financial Instruments”

IFRS No. 9, published in July 2014, replaces the existing guidance in IAS No. 39, Financial Instruments: Recognition and Measurement. IFRS No. 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS No. 39. IFRS No. 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

As of December 31, 2015, the Company couldn’t estimate the impact on its consolidated financial statements resulting from the application of IFRS No. 9.

(b)	IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No. 15, published in June 2014, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS No. 18, Revenue, IAS No. 11, Construction

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

Contracts and IFRIC No. 13, Customer Loyalty Programmes. IFRS No. 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

As of December 31, 2015, The Company couldn’t estimate the impact on its consolidated financial statements resulting from the application of IFRS No. 15.

(c)	IFRS No. 16 “Leases”

IFRS No. 16, published in January 2016, replaces the existing guidance in IAS No. 17, Leases. IFRS No. 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS No. 17. Leases are ‘capitalized’ by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments. IFRS No. 16 is effective for annual reporting periods beginning on or after January 1, 2019. Early adoption is permitted for companies that also adopt IFRS No. 15.

As of December 31, 2015, The Company couldn’t estimate the impact on its consolidated financial statements resulting from the application of IFRS No. 16.

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

As of December 31, 2013, 2014 and 2015

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

As of December 31, 2013, 2014 and 2015

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment and the engineering and construction segments have excessive foreign currency inflows, while other segment including entities in electricity industry has a lack of foreign currency cash inflows. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which have excessive foreign currency inflows converted from lack, reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

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

As of December 31, 2013, 2014 and 2015

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

Net borrowing-to-equity ratio as of December 31, 2014 and 2015 is as follows:

	2014		2015
	(in millions of Won)
Total borrowings	￦	27,428,257	25,220,231
Less: Cash and cash equivalents		3,811,202	4,870,185

Net borrowings		23,617,055	20,350,046
Total equity		45,257,396	45,013,201
Net borrowings-to-equity ratio		52.18%	45.21%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 and 2015 are as follows:

	2014 (*1)		2015 (*1)
	(in millions of Won)
Cash	￦	2,100	2,632
Demand deposits and checking accounts		1,209,367	1,318,677
Time deposits		1,185,146	2,911,928
Other cash equivalents (*2)		1,414,589	636,948

	￦	3,811,202	4,870,185

(*1)	Cash and cash equivalents as of December 31, 2014 and 2015 in the statement of cash flows are different from the amounts in the statement of financial position as disclosed above by ￦999 million and ￦210,934 million, as the information disclosed above does not include cash and cash equivalents held by POSCO Specialty Steel Co., Ltd., and others which were classified as asset groups held for sale as of December 31, 2014 and 2015 (Note 10).

(*2)	Mainly includes money market trust and others.

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Current
Trade accounts and notes receivable	￦	10,814,881	8,951,108
Finance lease receivables		24,344	21,042
Unbilled due from customers for contract work		1,406,678	1,199,497
Less: Allowance for doubtful accounts		(581,316)	(596,383)

	￦	11,664,587	9,575,264

Non-current
Trade accounts and notes receivable	￦	60,583	126,200
Finance lease receivables		42,907	22,758
Less: Allowance for doubtful accounts		(24,154)	(28,620)

	￦	79,336	120,338

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦2,030,342 million and ￦846,676 million as of December 31, 2014 and 2015, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 17).

(b) Finance lease receivables are as follows:

Customer	Contents	2014		2015
	(in millions of Won)
Korea Electric Power Corporation	Combined thermal power plant#1~4	￦	66,858	42,536
KC CHEMICAL Co., Ltd.	Machinery and equipment		393	380
Hystech Co. Ltd.	Machinery and equipment		—	884

		￦	67,251	43,800

(c) The gross amount and present value of minimum lease payments as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Less than 1 year	￦	32,302	27,382
1 year – 5 years		51,999	25,643
Unrealized interest income		(17,050)	(9,225)

Present value of minimum lease payment	￦	67,251	43,800

7. Other Receivables

Other receivables as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Current
Short-term loans	￦	254,108	405,281
Other accounts receivable		1,523,659	1,255,075
Accrued income		76,393	136,762
Deposits		58,384	89,444
Others		227,192	20,383
Less : Allowance for doubtful accounts		(183,520)	(227,066)

	￦	1,956,216	1,679,879

Non-current
Long-term loans	￦	960,652	725,968
Long-term other accounts receivable		158,018	142,290
Accrued income		1,533	1,236
Deposits		189,120	141,373
Less : Allowance for doubtful accounts		(165,163)	(147,609)

	￦	1,144,160	863,258

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

8.	Other Financial Assets

Other financial assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Current
Derivatives assets held for trading	￦	77,182	94,603
Available-for-sale securities		25,512	17,994
Current portion of held-to-maturity securities		15,297	21,490
Short-term financial instruments (*1,2)		1,344,929	3,776,300

	￦	1,462,920	3,910,387

Non-current
Derivatives assets held for trading (*3)	￦	19,084	93,886
Available-for-sale securities (equity instruments) (*4,5)		2,294,244	2,095,206
Available-for-sale securities (bonds)		33,350	36,914
Available-for-sale securities (others)		67,135	59,630
Held-to-maturity securities		1,796	1,889
Long-term financial instruments (*2)		40,291	53,935

	￦	2,455,900	2,341,460

(*1)	As of December 31, 2014 and 2015, ￦5,465 million and ￦6,593 million, respectively, are restricted for use in a government project.

(*2)	As of December 31, 2014 and 2015, financial instruments amounting to ￦177,014 million and ￦105,195 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivatives assets for the values of both amounting to ￦63,300 million and ￦14,992 million, respectively, as of December 31, 2015.

(*4)	During the year ended December 31, 2014 and 2015, there were objective evidences of impairment for listed equity securities such as Hyundai Heavy Industries Co., Ltd. and others due to the significant decline in the fair value of the shares or the continuous decline for a prolonged period and non-listed equity securities such as Dongbu Metal Co., Ltd and others since those carrying amounts significantly exceed those fair values. As a result, an impairment loss of ￦369,723 million and ￦142,781 million was recognized in profit or loss during the year ended December 31, 2014 and 2015, respectively.

(*5)	As of December 31, 2014 and 2015, ￦173,632 million and ￦124,541 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

9.	Inventories

(a) Inventories as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Finished goods	￦	1,647,331	1,381,018
Merchandise		902,347	715,951
Semi-finished goods		1,654,556	1,390,382
Raw materials		2,334,992	1,868,773
Fuel and materials		759,193	810,516
Construction inventories		1,831,383	1,169,748
Materials-in-transit		2,109,207	1,382,291
Others		96,274	79,581

		11,335,283	8,798,260

Less: Allowance for inventories valuation		(161,940)	(231,378)

	￦	11,173,343	8,566,882

(b) The changes of allowance for inventories valuation for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Beginning	￦	214,795	189,282	161,940
Loss on valuation of inventories		49,172	41,713	152,952
Write-off		(73,220)	(69,996)	(77,102)
Reversal and others		(1,465)	941	(6,412)

Ending	￦	189,282	161,940	231,378

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

10.	Assets Held for Sale

Details of assets held for sale and related liabilities as of December 31, 2014 and 2015 are as follows:

	2014				2015
	Controlling company (*3,7)		Subsidiaries (*4,5,6,7)	Total	Controlling company (*1)	Subsidiaries (*2,7)	Total
	(in millions of Won)
Assets
Cash and cash equivalents	￦	—	210,934	210,934	—	999	999
Trade accounts and notes receivable and other receivables		—	90,811	90,811	—	7,724	7,724
Other financial assets		580,062	21,028	601,090	—	—	—
Inventories		—	289,716	289,716	—	2,129	2,129
Property, plant and equipment		2,672	895,391	898,063	25,892	10,383	36,275
Intangible assets		—	7,627	7,627	—	1,049	1,049
Other assets		—	28,846	28,846	—	9,105	9,105

	￦	582,734	1,544,353	2,127,087	25,892	31,389	57,281

Liabilities
Trade accounts and notes payable and other payables	￦	—	225,403	225,403	—	6,028	6,028
Borrowings		—	330,059	330,059	—	26,500	26,500
Other liabilities		—	35,520	35,520	—	1,674	1,674

	￦	—	590,982	590,982	—	34,202	34,202

(*1)	The Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Association (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ￦25,892 million as assets held for sale.

(*2)	The Company determined to dispose of its shares in POSCO LED Co., Ltd., a subsidiary of the Company, and agreed to Memorandum of Understanding (MOU) with Armitron consortium on December 30, 2015. The Company classified the accompanying assets and liabilities as assets and liabilities held for sale.

(*3)	During the year ended December 31, 2014, the Company determined to dispose of its shares in Nacional Minerios S.A., which was an available-for-sale investment of the Company, in exchange for shares in the newly incorporated entity as Nacional Minerios S.A. entered into a merger agreement with another entity. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company recognized ￦95,737 million of impairment loss on assets held for sale during the year ended December 31, 2015 since the fair value less cost to sell was below carrying amount. The accompanying transaction was completed during the year ended December 31, 2015, and the Company recognized ￦188,927 million of loss on disposal of assets held for sale.

(*4)	The Company determined to dispose of 52.2% of its shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) to SeAH Besteel Corp. and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the year ended December 31, 2015, and the Company recognized ￦161,579 million of gain on disposal of assets held for sale.

(*5)	The Company determined to dispose of the shares in POSFINE Co., Ltd., a subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets and liabilities held for sale was completed during the year ended December 31, 2015, and the Company recognized ￦38,843 million of gain on disposal of assets held for sale.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(*6)	Daewoo International Corporation, a subsidiary of the Company, determined to dispose its Daewoo Department Store located in Masan and classified the assets and liabilities of the accompanying department as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets held for sale was completed during the year ended December 31, 2015, and the Company recognized ￦121 million of gain on disposal of assets held for sale.

(*7)	Besides the above, the controlling company and subsidiaries of the Company (POSCO M-TECH, POSCO COATED & COLOR STEEL Co., Ltd., POSCO CHEMTECH and POSCO AST) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.

11.	Investments in Associates and Joint ventures

(a) Investments in associates and joint ventures as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Investments in associates	￦	1,626,801	1,875,971
Investments in joint ventures		2,433,706	2,069,362

	￦	4,060,507	3,945,333

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(b) Details of investments in associates as of December 31, 2014 and 2015 are as follows:

	2014		2015
Company	Book value		Number of shares	Ownership (%)	Acquisition cost		Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	176,899	178,565	28.93	￦	178,566	￦	175,676
POSCO PLANTEC Co., Ltd. (*1)		—	133,711,880	73.94		217,282		171,218
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*2,3,5)		—	7,190,000	19.94		159,978		165,754
SNNC		131,671	18,130,000	49.00		90,650		111,326
QSONE Co., Ltd.		83,849	200,000	50.00		84,395		83,919
UITrans LRT Co., Ltd. (*4)		30,098	6,350,997	38.19		31,755		40,903
Incheon-Gimpo Expressway Co., Ltd. (*4)		43,045	9,032,539	22.32		45,163		39,447
BLUE OCEAN Private Equity Fund		31,439	333	27.52		33,300		35,437
Chuncheon Energy Corp.		—	6,573,600	29.90		32,868		30,420
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*5)		12,268	15,475	12.50		15,475		14,829
Daesung Steel Co. (*5)		—	108,038	17.54		14,000		14,000
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	13,800,000	40.45		13,800		13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd (*4)		19,801	2,008,000	25.10		10,040		12,265
KONES, Corp.		5,430	3,250,000	41.67		6,893		5,775
Others (30 companies) (*4)		33,511						33,933

		568,011						947,917

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	135,219,000	25.04		150,779		222,269
AES-VCM Mong Duong Power Company Limited		93,021	—	30.00		74,161		153,271
7623704 Canada Inc. (*5)		117,100	114,452,000	10.40		124,341		134,034
Eureka Moly LLC		228,004	—	20.00		240,123		87,878
Nickel Mining Company SAS		107,408	3,234,698	49.00		157,585		76,445
AMCI (WA) PTY LTD		88,050	49	49.00		209,664		72,289
KOREA LNG LTD.		72,089	2,400	20.00		135,205		53,548
NCR LLC		32,598	—	29.41		32,348		35,447
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	10,200,000	34.00		9,517		19,311
PT. Batutua Tembaga Raya		14,653	128,285	24.10		14,785		15,382
PT. Wampu Electric Power (*4)		7,611	8,708,400	20.00		10,044		8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	50	25.00		4,723		7,061
CAML RESOURCES PTY LTD		38,240	3,239	33.34		40,388		—
Others (22 companies) (*4)		59,210						42,264

		1,058,790						928,054

	￦	1,626,801					￦	1,875,971

(*1)	On September 30, 2015, in order to improve its financial standing and normalize operation, the associate reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as investment in an associate.

(*2)	During the year ended December 31, 2015, the Company disposed of 52.2% of shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.), which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate.

(*3)	During the year ended December 31, 2015, POSCO Specialty Steel Co., Ltd. changed its corporate name to SeAH Changwon Integrated Special Steel.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(*4)	Investment in associates is provided as collateral related to associates’ borrowings amounting to ￦110,721 million and ￦101,360 million as of December 31, 2014 and 2015, respectively.

(*5)	As of December 31, 2015, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(c) Details of investments in joint ventures as of December 31, 2014 and 2015 are as follows:

	2014		2015
Company	Book value		Number of shares	Ownership (%)	Acquisition cost		Book value
	(in millions of Won)
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	￦	112,837	11,568,000	60.00	￦	115,680	￦	104,970
POSCO ES MATERIALS		38,021	1,000,000	50.00		43,000		38,447

		150,858						143,417

[Foreign]
Roy Hill Holdings Pty Ltd (*1)		1,268,678	13,117,972	12.50		1,528,672		1,153,434
POSCO-NPS Niobium LLC		357,874	325,050,000	50.00		364,609		381,461
DMSA/AMSA (* 2)		165,094	—	4.07		265,612		105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	25.00		61,961		100,908
CSP — Compania Siderurgica do Pecem		260,906	827,771,230	20.00		469,891		80,805
KOBRASCO		99,787	2,010,719,185	50.00		32,950		78,364
Others (11 companies)		31,616						25,009

		2,282,848						1,925,945

	￦	2,433,706					￦	2,069,362

(*1)	As of December 31, 2014 and 2015, investment in joint ventures amounting to ￦1,268,678 million and ￦1,153,434 million, respectively, are provided as collateral in relation to loan.

(*2)	As of December 31, 2014 and 2015, investment in joint ventures amounting to ￦165,094 million and ￦105,964 million, respectively, are provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(d) The movements of investments in associates and joint ventures for the years ended December 31, 2014 and 2015 were as follows:

1) For the year ended December 31, 2014

Company	December 31, 2013 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2014 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	177,563	—	—	(664)	—	176,899
POSCO PLANTEC Co., Ltd.		234,203	25,356	—	(210,616)	(48,943)	—
SNNC		123,969	—	(5,149)	13,873	(1,022)	131,671
QSONE Co., Ltd.		84,096	—	—	(247)	—	83,849
UITrans LRT Co., Ltd.		19,185	2,330	—	8,583	—	30,098
Incheon-Gimpo Expressway Co., Ltd.		37,759	8,331	—	(340)	(2,705)	43,045
BLUE OCEAN Private Equity Fund		29,391	—	—	2,193	(145)	31,439
KoFC POSCO HANWHA KB Shared Growth
NO. 2. Private Equity Fund		6,685	6,113	—	(530)	—	12,268
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co., Ltd		23,733	—	—	(3,714)	(218)	19,801
KONES, Corp.		5,784	—	—	(378)	24	5,430
Gunggi Green Energy		4,996	—	—	(354)	—	4,642
POSCO MITSUBISHI CARBON TECHNOLOGY		115,708	—	—	(2,835)	(36)	112,837
POSCO ES MATERIALS		40,386	—	—	(2,229)	(136)	38,021
Others (31 companies)		52,761	12,875	—	(24,284)	(12,483)	28,869

		956,219	55,005	(5,149)	(221,542)	(65,664)	718,869

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	25,638	6,965	172,805
AES-VCM Mong Duong Power
Company Limited		81,436	—	—	(3,845)	15,430	93,021
7623704 Canada Inc.		119,516	—	(5,505)	(1,678)	4,767	117,100
Eureka Moly LLC		217,513	—	—	(37)	10,528	228,004
Nickel Mining Company SAS		135,178	—	—	(17,391)	(10,379)	107,408
AMCI (WA) PTY LTD		98,467	—	—	(6,477)	(3,940)	88,050
KOREA LNG LTD.		64,453	—	(18,668)	18,613	7,691	72,089
NCR LLC		30,496	—	—	(3,984)	6,086	32,598
CAML RESOURCES PTY LTD		43,820	—	—	(2,191)	(3,389)	38,240
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	—	(352)	378	406	21,032
PT. Batutua Tembaga Raya		—	14,785	—	—	(132)	14,653
PT. Wampu Electric Power		7,237	—	—	134	240	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,083	—	—	679	207	6,969
VSC POSCO Steel Corporation		9,464	—	(1,850)	7	—	7,621
Roy Hill Holdings Pty Ltd		825,901	530,492	—	(14,783)	(72,932)	1,268,678
POSCO-NPS Niobium LLC		343,590	—	(16,414)	16,370	14,328	357,874
DMSA/AMSA		180,355	—	—	(21,793)	6,532	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	943	1,641	98,893
CSP - Compania Siderurgica do Pecem		263,419	75,966	—	(57,127)	(21,352)	260,906
KOBRASCO		95,233	—	(18,429)	30,356	(7,373)	99,787
Others (34 companies)		73,202	50,605	(858)	(42,163)	2,419	83,205

		2,852,474	671,848	(62,076)	(78,351)	(42,257)	3,341,638

	￦	3,808,693	726,853	(67,225)	(299,893)	(107,921)	4,060,507

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) For the year ended December 31, 2015

Company	December 31, 2014 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2015 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	176,899	—	—	(1,223)	—	175,676
POSCO PLANTEC Co., Ltd.		—	217,282	—	(46,058)	(6)	171,218
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		—	159,978	—	6,464	(688)	165,754
SNNC		131,671	—	—	(20,566)	221	111,326
QSONE Co., Ltd.		83,849	—	—	70	—	83,919
UITrans LRT Co., Ltd.		30,098	9,777	—	1,086	(58)	40,903
Incheon-Gimpo Expressway Co., Ltd.		43,045	—	—	(3,910)	312	39,447
BLUE OCEAN Private Equity Fund		31,439	—	—	5,645	(1,647)	35,437
Chuncheon Energy Corp.		—	32,853	—	(2,433)	—	30,420
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		12,268	3,725	—	211	(1,375)	14,829
Daesung Steel Co.		—	14,000	—	—	—	14,000
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	13,800	—	(451)	(334)	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		19,801	—	—	(7,536)	—	12,265
KONES, Corp.		5,430	—	—	311	34	5,775
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,841)	(26)	104,970
POSCO ES MATERIALS		38,021	—	—	440	(14)	38,447
Others (30 companies)		33,511	3,800	—	2,877	(6,255)	33,933

		718,869	455,215	—	(72,914)	(9,836)	1,091,334

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	54,351	13,715	222,269
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	29,561	7,543	153,271
7623704 Canada Inc.		117,100	—	(1,775)	10,875	7,834	134,034
Eureka Moly LLC		228,004	—	—	(147,270)	7,144	87,878
Nickel Mining Company SAS		107,408	—	—	(25,562)	(5,401)	76,445
AMCI (WA) PTY LTD		88,050	—	—	(11,222)	(4,539)	72,289
KOREA LNG LTD.		72,089	—	(12,195)	12,362	(18,708)	53,548
NCR LLC		32,598	—	—	(62)	2,911	35,447
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(1,787)	442	19,311
PT. Batutua Tembaga Raya		14,653	—	—	—	729	15,382
PT. Wampu Electric Power		7,611	1,015	—	(261)	490	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	(76)	168	7,061
CAML RESOURCES PTY LTD		38,240	—	—	(34,987)	(3,253)	—
Roy Hill Holdings Pty Ltd		1,268,678	—	—	(61,589)	(53,655)	1,153,434
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,967	23,797	381,461
DMSA/AMSA		165,094	72,430	—	(137,723)	6,163	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	291	1,724	100,908
CSP - Compania Siderurgica do Pecem		260,906	—	—	(145,206)	(34,895)	80,805
KOBRASCO		99,787	—	(24,380)	31,124	(28,167)	78,364
Others (33 companies)		90,826	2,839	(5,506)	(18,926)	(1,960)	67,273

		3,341,638	99,430	(76,011)	(433,140)	(77,918)	2,853,999

	￦	4,060,507	554,645	(76,011)	(506,054)	(87,754)	3,945,333

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(e) Summarized financial information of associates and joint ventures as of and for years ended December 31, 2014 and 2015 is as follows:

1) December 31, 2014

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	621,960	1,044	620,916	—	(576)
SNNC		826,597	528,246	298,351	345,836	41,117
QSONE Co., Ltd.		247,590	79,891	167,699	13,674	(603)
UITrans LRT Co., Ltd.		169,574	117,996	51,578	—	(887)
Incheon-Gimpo Expressway Co., Ltd.		337,639	172,464	165,175	—	(1,148)
BLUE OCEAN Private Equity Fund		361,810	247,573	114,237	574,476	8,489
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		100,063	1,917	98,146	1,932	(4,238)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		256,207	208,960	47,247	5,240	(14,798)
KONES, Corp.		3,756	3,155	601	7,269	(907)
Gunggi Green Energy		328,976	264,278	64,698	124,181	(4,720)
POSCO MITSUBISHI CARBON TECHNOLOGY		405,387	218,275	187,112	—	(4,725)
POSCO ES MATERIALS		64,088	19,602	44,486	13,403	(4,459)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,997,068	1,306,957	690,111	353,439	102,385
7623704 Canada Inc.		1,138,126	4	1,138,122	—	(612)
Nickel Mining Company SAS		410,230	140,860	269,370	133,975	(24,800)
KOREA LNG LTD.		393,581	45	393,536	94,936	93,067
CAML RESOURCES PTY LTD		159,281	38,591	120,690	172,093	(6,570)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,077	80,538	67,539	186,733	1,112
PT. Batutua Tembaga Raya		100,142	151,591	(51,449)	1,309	(2,110)
VSC POSCO Steel Corporation		38,388	26,942	11,446	103,877	73
PT. Wampu Electric Power		172,950	138,012	34,938	43,184	670
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,097	38,572	27,525	80,059	2,636
Roy Hill Holdings Pty Ltd.		6,809,416	3,431,438	3,377,978	—	(118,264)
POSCO-NPS Niobium LLC		715,546	—	715,546	—	32,741
DMSA/AMSA		8,938,860	5,918,665	3,020,195	695,505	(544,837)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		816,813	448,854	367,959	1,290,490	3,771
CSP - Compania Siderurgica do Pecem		3,060,008	1,467,004	1,593,004	—	(90,649)
KOBRASCO		234,595	35,021	199,574	99,677	60,712

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) December 31, 2015

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	607,966	1,043	606,923	—	(1,231)
POSCO PLANTEC Co., Ltd.		609,655	725,406	(115,751)	457,180	(330,819)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,293,143	568,639	724,504	971,557	23,403
SNNC		793,480	551,830	241,650	509,044	(57,156)
QSONE Co., Ltd.		249,482	81,644	167,838	15,068	140
UITrans LRT Co., Ltd.		343,744	267,543	76,201	—	(846)
Incheon-Gimpo Expressway Co., Ltd.		648,602	458,137	190,465	—	(1,567)
BLUE OCEAN Private Equity Fund		380,000	244,316	135,684	492,065	24,422
Chuncheon Energy Corp.		149,025	42,094	106,931	—	(2,389)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		119,747	1,112	118,635	5,012	1,804
Daesung Steel Co.		163,331	115,475	47,856	13,798	(1,725)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,315	31,626	36,689	—	(1,956)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		154,695	137,471	17,224	21,518	(30,023)
KONES, Corp.		3,544	2,114	1,430	5,337	746
POSCO MITSUBISHI CARBON TECHNOLOGY		489,393	315,392	174,001	—	(13,068)
POSCO ES MATERIALS		84,719	39,381	45,338	29,214	880

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,223,846	1,333,048	890,798	554,927	220,203
7623704 Canada Inc.		1,300,951	7	1,300,944	76,114	118,007
Nickel Mining Company SAS		445,685	238,695	206,990	155,980	(45,748)
KOREA LNG LTD.		257,773	36	257,737	63,574	61,806
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		107,874	45,534	62,340	114,994	(5,783)
PT. Batutua Tembaga Raya		286,761	268,933	17,828	—	—
PT. Wampu Electric Power		201,383	160,159	41,224	17,473	(1,304)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,973	38,336	27,637	67,700	(403)
CAML RESOURCES PTY LTD		136,112	41,768	94,344	146,909	(20,110)
Roy Hill Holdings Pty Ltd		9,295,492	6,584,536	2,710,956	—	(492,709)
POSCO-NPS Niobium LLC		762,719	—	762,719	—	25,935
DMSA/AMSA		6,415,380	4,812,244	1,603,136	737,604	(3,308,836)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		703,408	327,391	376,017	936,590	1,162
CSP - Compania Siderurgica do Pecem		3,839,967	3,319,880	520,087	—	(721,937)
KOBRASCO		187,823	31,094	156,729	94,169	62,248

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2015 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

13.	Investment Property, Net

(a) Investment property as of December 31, 2014 and 2015 are as follows:

	2014				2015
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
	(in millions of Won)
Land	￦	447,350	(31,838)	415,512	378,717	(31,838)	346,879
Buildings		681,924	(90,277)	591,647	806,030	(109,504)	696,526
Structures		4,058	(1,998)	2,060	3,971	(2,152)	1,819
Construction-in-progress		46,373	—	46,373	39,068	—	39,068

	￦	1,179,705	(124,113)	1,055,592	1,227,786	(143,494)	1,084,292

As of December 31, 2015, the fair value of investment property is ￦1,513,111 million, among which the Company evaluated the investment property of three subsidiaries, including HOTEL LAONZENA acquired during the year ended December 31, 2015, as its book value since it is believed that the book value of ￦70,607 million approximates fair value. Also, the Company used the prior year’s fair value for some of the investment property since it is believed to be approximately the same as prior year’s fair value.

(b) Changes in the carrying value of investment property for the years ended December 31, 2014 and 2015 were as follows:

1) For the year ended December 31, 2014

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	161,502	97,883	13	(20,500)	—	176,614	415,512
Buildings		239,193	195,722	208	(19,212)	(12,858)	188,594	591,647
Structures		3,599	—	—	—	(413)	(1,126)	2,060
Construction-in-progress		20,935	112,998	—	—	—	(87,560)	46,373

	￦	425,229	406,603	221	(39,712)	(13,271)	276,522	1,055,592

(*1)	Impairment loss on investment property amounting to ￦23 million is included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2015

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	415,512	2,665	5,964	(433)	(85)	(76,744)	346,879
Buildings		591,647	49,281	26,750	(909)	(25,391)	55,148	696,526
Structures		2,060	40	—	—	(173)	(108)	1,819
Construction-in-progress		46,373	9,492	—	—	—	(16,797)	39,068

	￦	1,055,592	61,478	32,714	(1,342)	(25,649)	(38,501)	1,084,292

(*1)	Impairment loss on investment property amounting to ￦85 million is included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

14.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2014 and 2015 are as follows:

	2014					2015
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Land	￦	2,801,288	—	—	2,801,288	2,572,807	—	—	2,572,807
Buildings		8,824,462	(3,460,858)	(4,280)	5,359,324	8,982,405	(3,816,242)	(438)	5,165,725
Structures		5,106,863	(2,076,499)	(201)	3,030,163	5,217,953	(2,268,465)	(75)	2,949,413
Machinery and equipment		43,972,182	(22,771,455)	(842)	21,199,885	45,547,591	(24,453,433)	(415)	21,093,743
Vehicles		304,346	(247,611)	(40)	56,695	303,366	(251,315)	(46)	52,005
Tools		360,625	(296,517)	(39)	64,069	372,440	(298,586)	(376)	73,478
Furniture and fixtures		577,126	(433,330)	(14)	143,782	590,046	(441,565)	(382)	148,099
Finance lease assets		162,154	(82,073)	—	80,081	168,601	(75,805)	—	92,796
Construction-in-progress		2,511,009	—	(5,101)	2,505,908	2,379,890	—	(5,101)	2,374,789

	￦	64,620,055	(29,368,343)	(10,517)	35,241,195	66,135,099	(31,605,411)	(6,833)	34,522,855

(b) Changes in the carrying value of property, plant and equipment for the years ended December 31, 2014 and 2015 were as follows:

1) For the year ended December 31, 2014

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,708,010	92,645	146,755	(10,410)	(1,839)	(133,873)	2,801,288
Buildings		4,888,835	97,701	72,483	(18,968)	(372,445)	691,718	5,359,324
Structures		2,784,587	42,341	15,525	(3,517)	(223,487)	414,714	3,030,163
Machinery and equipment		19,442,836	372,448	26,998	(45,777)	(2,194,014)	3,597,394	21,199,885
Vehicles		51,033	17,665	614	(2,136)	(20,166)	9,685	56,695
Tools		62,853	29,351	4,210	(578)	(33,480)	1,713	64,069
Furniture and fixtures		173,152	41,113	1,599	(2,291)	(70,938)	1,147	143,782
Finance lease assets		100,524	2,710	—	(31)	(29,825)	6,703	80,081
Construction-in-progress		5,548,289	2,804,568	19,156	(14,088)	—	(5,852,017)	2,505,908

	￦	35,760,119	3,500,542	287,340	(97,796)	(2,946,194)	(1,262,816)	35,241,195

(*1)	Impairment loss on property, plant and equipment amounting to ￦64,833 million are included.

(*2)	Includes reclassification for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) For the year ended December 31, 2015

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,801,288	47,858	12,520	(30,222)	(1,517)	(257,120)	2,572,807
Buildings		5,359,324	57,042	56,156	(20,759)	(349,774)	63,736	5,165,725
Structures		3,030,163	23,149	—	(3,819)	(213,550)	113,470	2,949,413
Machinery and equipment		21,199,885	239,430	301	(74,445)	(2,244,183)	1,972,755	21,093,743
Vehicles		56,695	9,735	—	(1,601)	(18,221)	5,397	52,005
Tools		64,069	25,230	1,714	(1,169)	(29,401)	13,035	73,478
Furniture and fixtures		143,782	43,697	1,497	(1,502)	(63,754)	24,379	148,099
Finance lease assets		80,081	598	157	(98)	(9,026)	21,084	92,796
Construction-in-progress		2,505,908	2,245,729	—	(4,418)	(17,846)	(2,354,584)	2,374,789

	￦	35,241,195	2,692,468	72,345	(138,033)	(2,947,272)	(397,848)	34,522,855

(*1)	Impairment loss on property, plant and equipment amounting to ￦136,269 million are included.

(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation differences and others.

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Weighted average expenditure	￦	1,772,492	1,733,503
Borrowing costs capitalized		76,566	40,990
Capitalization rate (%)		1.69 ~ 4.19	3.02 ~ 4.24

(d) Property, plant and equipment and investment property pledged as collateral as of December 31, 2014 and 2015 are as follows:

	Collateral right holder	2014	2015
		(in millions of Won)
Land (* 1)	Korean Development Bank and others	￦ 1,040,850	826,802
Buildings and structures (* 1)	Korean Development Bank and others	1,324,597	1,446,605
Machinery and equipment	Korean Development Bank and others	3,594,331	4,260,206
Tools	Korean Development Bank	104	162
Construction-in-progress	Export-Import Bank of Korea	—	1,000,318

		￦ 5,959,882	7,534,093

(*1)	Investment property and other assets (land-use right) are included.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

15.	Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2014 and 2015 are as follows:

	2014					2015
	Acquisition cost		Accumulated amortization and impairment	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment	Government grants	Book value
	(in millions of Won)
Goodwill	￦	1,932,065	(136,921)	—	1,795,144	1,660,395	(198,441)	—	1,461,954
Intellectual property rights		2,910,143	(146,544)	(920)	2,762,679	2,848,990	(181,098)	(806)	2,667,086
Premium in rental		150,438	(19,496)	—	130,942	148,141	(20,192)	—	127,949
Development expense		330,365	(161,263)	(356)	168,746	337,318	(201,278)	(244)	135,796
Port facilities usage rights		506,125	(349,681)	—	156,444	625,991	(361,190)	—	264,801
Exploration and evaluation assets		123,025	(30,566)	—	92,459	181,710	(30,566)	—	151,144
Customer relationships		859,023	(217,398)	—	641,625	857,417	(297,608)	—	559,809
Power generation permit		539,405	—	—	539,405	539,405	—	—	539,405
Other intangible assets		1,159,574	(562,014)	(15)	597,545	966,761	(468,934)	(17)	497,810

	￦	8,510,163	(1,623,883)	(1,291)	6,884,989	8,166,128	(1,759,307)	(1,067)	6,405,754

(b) The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2014 and 2015 were as follows:

1) For the year ended December 31, 2014

	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill (*1)	￦	1,615,938	—	187,285	—	—	(11,297)	3,218	1,795,144
Intellectual property rights		1,474,859	199,850	32	(218)	(143,548)	(27,720)	1,259,424	2,762,679
Premium in rental (*2)		131,267	8,775	1,661	(4,484)	(265)	(2,609)	(3,403)	130,942
Development expense		61,102	18,032	2,659	(3,484)	(56,453)	(9,366)	156,256	168,746
Port facilities usage rights		167,111	433	—	—	(12,462)	—	1,362	156,444
Exploration and evaluation assets		359,748	32,191	—	—	—	(718)	(298,762)	92,459
Mining development assets		968,191	1,484	—	—	—	—	(969,675)	—
Customer relationships		692,880	—	—	—	(53,969)	—	2,714	641,625
Power generation permit (*4)		—	—	539,405	—	—	—	—	539,405
Other intangible assets (*5)		458,744	262,076	88,808	(665)	(77,243)	(717)	(133,458)	597,545

	￦	5,929,840	522,841	819,850	(8,851)	(343,940)	(52,427)	17,676	6,884,989

(*1)	During the year ended December 31, 2014, goodwill arising from business combination amounting to ￦180,418 million were included in relation to the acquisition of POSCO PLANTEC Co., Ltd.

(*2)	Premium in rental includes memberships with indefinite useful lives.

(*3)	Includes reclassification, adjustments of foreign currency translation differences and others.

(*4)	POSCO ENERGY CO., LTD. recognized power generation permit amounting to ￦539,405 million in relation to operation permit for electricity business when acquiring POSPOWER CO., Ltd.

(*5)	During the year ended December 31, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. recognized other intangible assets and other provisions amounting to ￦169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) For the year ended December 31, 2015

	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others (*2)	Ending
	(in millions of Won)
Goodwill	￦	1,795,144	—	—	—	(99,052)	(234,138)	1,461,954
Intellectual property rights		2,762,679	127,112	(3,921)	(192,660)	(20,725)	(5,399)	2,667,086
Premium in rental (*1)		130,942	13,530	(10,594)	(171)	(2,413)	(3,345)	127,949
Development expense		168,746	6,749	(1,084)	(53,740)	(3,034)	18,159	135,796
Port facilities usage rights		156,444	—	—	(11,810)	—	120,167	264,801
Exploration and evaluation assets		92,459	61,427	—	—	—	(2,742)	151,144
Customer relationships		641,625	—	—	(51,808)	(28,402)	(1,606)	559,809
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	88,105	(488)	(71,394)	(7,531)	(108,427)	497,810

	￦	6,884,989	296,923	(16,087)	(381,583)	(161,157)	(217,331)	6,405,754

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)	Includes reclassification, adjustments of foreign currency translation differences and others.

(c) For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2014 and 2015 are as follows:

Reporting segments	Total number of CGUs
	2014	2015	CGUs	2014		2015
				(in millions of Won)
Steel	10	9	POSCO VST CO., LTD.	￦	36,955	36,955
			POSCO Thainox Public Company Limited (* 3)		16,206	—
			Others		13,623	13,279
Trading	3	3	Daewoo International Corporation (*1)		1,163,922	1,163,922
			Others		9,918	7,638
E&C	5	4	POSCO Engineering Co., Ltd. (*2)		194,637	194,637
			POSCO PLANTEC Co., Ltd. (*4,5)		180,418	—
			EPC EQUITIES LLP (*3)		44,719	—
			Others		14,802	12,558
Others	9	7	POSCO ENERGY Co., LTD.		26,471	26,471
			PONUTech Co., Ltd (*5)		77,298	—
			Others		16,175	6,494

Total	27	23		￦	1,795,144	1,461,954

(*1)	Recoverable amounts of Daewoo International Corporation are determined based on its value in use. As of December 31, 2015, value in use is estimated by applying 7.0% discount rate and 1.8% terminal growth rate with five years, the period for the estimated future cash flows, based on management’s business plan. The key assumption for the estimated future cash flow projections for the next five years is the revenue growth rate. The terminal growth rate does not exceed long-term average growth rate of its industry. No impairment loss on goodwill was recognized during the year ended December 31, 2015 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦45,891 million. Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.78% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.21%.

Management believes that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would cause incurrence of impairment loss of goodwill.

(*2)

Recoverable amounts of POSCO Engineering CO., Ltd are determined based on its value in use. As of December 31, 2015, value in use is estimated by applying 9.4% discount rate and 1.0% terminal growth rate with five years. The estimated future

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

cash flows for the next five years are based on management’s business plan. The terminal growth rate does not exceed long-term average growth rate of its industry. No impairment loss of goodwill was recognized during the year ended December 31, 2015 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦1,742 million. Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 2.27% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.59%.

Management believes that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would cause incurrence of impairment loss of goodwill.

(*3)	Recoverable amounts of POSCO Thainox Public Company Limited and EPC EQUITIES LLP were determined based on their value in use. Impairment losses of ￦15,886 million and ￦45,635 million were recognized during the year ended December 31, 2015 since the recoverable amounts were below carrying amount.

(*4)	Recoverable amount of POSCO PLANTEC Co., Ltd. was determined based on fair value less cost to sell. Impairment loss of ￦37,531 million was recognized during the year ended December 31, 2015 since the recoverable amount was below carrying amount.

(*5)	The Company lost its control during the year ended December 31, 2015.

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Current
Advance payments	￦	845,114	696,839
Prepaid expenses		129,914	107,379
Others		1,397	4,034

		976,425	808,252

Non-current
Long-term advance payments		3,454	3,467
Long-term prepaid expenses		243,933	403,536
Others (*1)		260,162	221,997

	￦	507,549	629,000

(*1)	As of December 31, 2014 and 2015, the Company recognized tax assets amounting to ￦143,157 million and ￦132,489 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the results of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

17.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2014 and 2015 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2014		2015
	(in millions of Won)
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2015~ December, 2015	January, 2016~ December, 2016	0.3~5.0	￦	105,673	129,891
Short-term borrowings	HSBC and others	January, 2015~ December, 2015	January, 2016~ December, 2016	0.1~13.5		9,138,804	8,285,869

						9,244,477	8,415,760

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	June, 2003~ December, 2015	January, 2016~ December, 2016	0.5~6.7		1,159,090	1,318,276
Current portion of foreign loan (*1)	NATIXIS	March, 1986	September, 2016	2.0		418	401
Current portion of debentures	Korean Development Bank and others	August, 2006~ June, 2015	March, 2016~ December, 2016	0.9~5.9		1,793,252	2,637,614
Less: Current portion of discount on debentures issued						(1,753)	(1,019)

						2,951,007	3,955,272

					￦	12,195,484	12,371,032

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b) Long-term borrowings, excluding current portion as of December 31, 2014 and 2015 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2014		2015
	(in millions of Won)
Long-term borrowings	Export-Import Bank of Korea and others	January, 1983~ September, 2015	January, 2017~ December, 2099	0.4~9.8	￦	7,359,773	6,814,753
Less: Present value discount						(109,949)	(76,828)
Foreign loan (*1)	NATIXIS	March, 1986	March, 2017	2.0		627	200
Bonds	Korean Development Bank and others	August, 2009~ November, 2015	March, 2017~ October, 2023	1.2~6.3		8,009,547	6,134,132
Less: Discount on debentures issued						(27,225)	(23,058)

					￦	15,232,773	12,849,199

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(c) Property, plant and equipment including investment property, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ￦7,367,425 million, ￦22,649 million (ninety seven of notes receivable), ￦78,561 million, ￦9,520 million, ￦71,504 million and ￦157,475 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

18.	Other Payables

Other payables as of December 31, 2014 and 2015 are as follows:

	2014	2015
	(in millions of Won)
Current
Accounts payable	￦ 1,082,676	983,408
Accrued expenses	740,250	759,598
Dividend payable	12,077	6,453
Finance lease liabilities	21,888	26,876
Withholdings	337,822	352,758

	￦ 2,194,713	2,129,093

Non-current
Accounts payable	￦ 81,344	22,665
Accrued expenses	25,886	30,221
Finance lease liabilities	24,815	14,409
Long-term withholdings	37,941	67,175

	￦ 169,986	134,470

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2014 and 2015 are as follows:

	2014	2015
	(in millions of Won)
Current
Derivatives liabilities (*1)	￦ 84,146	117,841
Financial guarantee liabilities	27,491	84,276

	￦ 111,637	202,117

Non-current
Derivatives liabilities	￦ 64,926	37,661
Financial guarantee liabilities	26,169	17,035

	￦ 91,095	54,696

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity held by the Company upon the disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivatives liabilities amounting to ￦8,118 million as of December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

20. Provisions

(a) Provisions as of December 31, 2014 and 2015 are as follows:

	2014			2015
	Current		Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	￦	49,505	—	42,602	—
Provision for construction warranties		16,352	63,996	10,656	70,790
Provision for legal contingencies and claims (*1)		—	50,424	—	52,610
Provisions for the restoration (*2)		39,336	35,462	15,569	26,357
Others (* 3,4)		44,837	73,357	33,493	71,935

	￦	150,030	223,239	102,320	221,692

(*1)	The Company recognized probable outflow of resources amounting to ￦44,309 million and ￦46,001 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of December 31, 2014 and 2015, respectively.

(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.67% to assess present value of these costs.

(*3)	As of December 31, 2014 and 2015, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ￦31,577 million and ￦41,638 million of provisions for warranties, respectively, for the service contract on fuel cell cased on its estimate of probable outflow of resources.

(*4)	As of December 31, 2014 and 2015, the amount includes a provision of ￦23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION Co., Ltd.

(b) The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c) Changes in provisions for the years ended December 31, 2014 and 2015 were as follows:

1) For the year ended December 31, 2014

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	52,377	45,071	(46,761)	(1,646)	464	49,505
Provision for construction warranties		55,696	34,410	(15,719)	(4,677)	10,638	80,348
Provision for legal contingencies and claims		30,330	15,289	—	(7,716)	12,521	50,424
Provisions for the restoration		4,385	89,565	(19,328)	—	176	74,798
Others		110,813	282,406	(258,571)	(19,523)	3,069	118,194

	￦	253,601	466,741	(340,379)	(33,562)	26,868	373,269

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) For the year ended December 31, 2015

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	49,505	46,420	(49,563)	(1,493)	(2,267)	42,602
Provision for construction warranties		80,348	33,698	(21,166)	(4,822)	(6,612)	81,446
Provision for legal contingencies and claims		50,424	15,998	(2,467)	(4,058)	(7,287)	52,610
Provisions for the restoration		74,798	2,293	(35,461)	—	296	41,926
Others		118,194	59,219	(46,994)	(15,425)	(9,566)	105,428

	￦	373,269	157,628	(155,651)	(25,798)	(25,436)	324,012

(*1)	Includes adjustments of foreign currency translation differences and others.

21. Employee Benefits

(a) Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Expense related to post-employment benefit under defined contribution plans	￦	19,126	23,414	25,224

(b) Defined benefit plans

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Present value of funded obligations	￦	1,713,074	1,702,735
Fair value of plan assets		(1,427,918)	(1,532,090)
Present value of non-funded obligations		5,169	11,380

Net defined benefit liabilities	￦	290,325	182,025

2) Changes in present value of defined benefit obligations for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Defined benefit obligation at the beginning of period	￦	1,520,643	1,718,243
Current service costs		230,445	239,508
Interest costs		54,737	47,039
Remeasurements :		85,166	(63,364)
— Loss (gain) from change in demographic assumptions		18,911	(10,017)
— Loss (gain) from change in financial assumptions		54,131	(37,367)
— Others		12,124	(15,980)
Business combinations		48,695	—
Benefits paid		(160,792)	(157,983)
Others		(60,651)	(69,328)

Defined benefit obligation at the end of period	￦	1,718,243	1,714,115

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

3) Changes in fair value of plan assets for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Fair value of plan assets at the beginning of period	￦	1,247,483	1,427,918
Interest on plan assets		47,296	41,145
Remeasurement of plan assets		(11,236)	(8,515)
Contributions to plan assets (* 1)		273,867	243,082
Business combinations		30,863	—
Benefits paid		(109,352)	(127,808)
Others		(51,003)	(43,732)

Fair value of plan assets at the end of period	￦	1,427,918	1,532,090

(*1)	The Company expects to make an estimated contribution of ￦242,062 million to the defined benefit plan assets in 2016.

4) The fair value of plan assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Equity instruments	￦	43,010	58,987
Debt instruments		236,665	134,679
Deposits		997,414	1,294,442
Others		150,829	43,982

	￦	1,427,918	1,532,090

5) The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
	(in millions of Won)
Current service costs	￦ 238,386	230,445	239,508
Net interest costs (*1)	9,362	7,441	5,894

	￦ 247,748	237,886	245,402

(*1)	The actual return on plan assets amounted to ￦36,195 million, ￦36,060 million and ￦32,630 million for the years ended December 31, 2013, 2014 and 2015, respectively.

The above expenses by function were as follows:

	2013		2014	2015
	(in millions of Won)
Cost of sales	￦	180,090	172,668	170,334
Selling and administrative expenses		66,327	64,960	74,210
Others		1,331	258	858

	￦	247,748	237,886	245,402

6) Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
	(in millions of Won)
Beginning	￦ (245,229)	(239,005)	(314,106)
Current actuarial gains (losses)	6,224	(75,101)	41,954

Ending	￦ (239,005)	(314,106)	(272,152)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

7) The principal actuarial assumptions as of December 31, 2014 and 2015 are as follows:

	2014	2015
	(%)
Discount rate	2.58~8.58	2.19~9.20
Expected future increase in salaries (* 1)	1.00~10.22	1.05~10.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past three years.

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

8) Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
	(in millions of Won)
Discount rate	￦	(133,175)	(7.8)	147,675	8.6
Expected future increases in salaries		146,285	8.5	(129,539)	(7.6)

9) As of December 31, 2015 the maturity of the expected benefit payments are as follows:

	Within 1 year		1 year- 5 years	5 years- 10 years	10 years- 20 years	After 20 years	Total
	(in millions of Won)
Benefits paid	￦	45,551	360,419	717,505	854,499	325,483	2,303,457

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining working lives of employees.

22.	Other Liabilities

Other liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Current
Due to customers for contract work	￦	992,249	767,692
Advances received		1,310,894	1,047,385
Unearned revenue		21,627	11,684
Withholdings		167,002	153,562
Deferred revenue		—	—
Others		236,021	31,129

	￦	2,727,793	2,011,452

Non-current
Advances received	￦	235,825	173,632
Unearned revenue		1,170	20,838
Others		45,987	56,935

	￦	282,982	251,405

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

23.	Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	96,266	188,489
Available-for-sale financial assets		2,420,241	2,209,744
Held-to-maturity financial assets		17,093	23,379
Loans and receivables		19,380,295	20,580,438

	￦	21,913,895	23,002,050

2) Financial liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	149,072	155,502
Financial liabilities measured at amortized cost
Trade accounts and notes payable		4,039,255	3,136,446
Borrowings		27,428,257	25,220,231
Financial guarantee liabilities		53,660	101,311
Others		2,101,354	2,197,463

		33,622,526	30,655,451

	￦	33,771,598	30,810,953

3) Finance income and costs by category of financial instrument for the years ended December 31, 2013, 2014 and 2015 were as follows:

① December 31, 2013

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	549	67,951	—	348,126	—	—	416,626	—
Available-for-sale financial assets		4,010	—	—	101,842	(280,237)	59,181	(115,204)	412,346
Held-to-maturity financial assets		480	—	—	—	—	84	564	—
Loans and receivables		255,359	—	(49,541)	(20,009)	—	(145)	185,664	—
Financial liabilities at fair value through profit or loss		—	(287,864)	—	(264,739)	—	—	(552,603)	—
Financial liabilities measured at amortized cost		(657,681)	—	285,922	—	—	(11,703)	(383,462)	—

	￦	(397,283)	(219,913)	236,381	165,220	(280,237)	47,417	(448,415)	412,346

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

② December 31, 2014

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	—	72,466	—	256,941	—	—	329,407	—
Available-for-sale financial assets		309	—	—	181,774	(369,723)	47,825	(139,815)	(333,891)
Held-to-maturity financial assets		260	—	—	—	—	(244)	16	—
Loans and receivables		227,685	—	301,623	(20,912)	—	(255)	508,141	—
Financial liabilities at fair value through profit or loss		—	(98,003)	—	(282,638)	—	—	(380,641)	—
Financial liabilities measured at amortized cost		(795,585)	—	(288,513)	(38,594)	—	(19,641)	(1,142,333)	—

	￦	(567,331)	(25,537)	13,110	96,571	(369,723)	27,685	(825,225)	(333,891)

③ December 31, 2015

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	—	129,949	—	357,715	—	—	487,664	—
Available-for-sale financial assets		1,956	—	—	138,782	(142,781)	183,712	181,669	(187,854)
Held-to-maturity financial assets		456	—	—	—	—	(688)	(232)	—
Loans and receivables		207,781	—	283,030	(15,406)	—	(217)	475,188	—
Financial liabilities at fair value through profit or loss		—	(46,748)	—	(334,340)	—	—	(381,088)	—
Financial liabilities measured at amortized cost		(788,772)	—	(665,583)	—	—	(138,827)	(1,593,182)	—

	￦	(578,579)	83,201	(382,553)	146,751	(142,781)	43,980	(829,981)	(187,854)

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Cash and cash equivalents	￦	3,811,202	4,870,185
Financial assets at fair value through profit or loss		96,266	188,489
Available-for-sale financial assets		125,486	114,538
Held-to-maturity financial assets		17,093	23,379
Loans and other receivables		3,825,170	6,014,651
Trade accounts and notes receivable, net		11,664,587	9,575,264
Long-term trade accounts and notes receivable, net		79,336	120,338

	￦	19,619,140	20,906,844

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2014 and 2015, the maximum exposure to credit risk related to the financial guarantees amounted to ￦4,780,700 million and ￦4,709,050 million, respectively.

2) Impairment losses on financial assets

① Allowance for doubtful accounts as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Trade accounts and notes receivable	￦	605,470	625,003
Other accounts receivable		94,579	146,031
Loans		234,107	220,966
Other assets		19,997	7,678

	￦	954,153	999,678

② Impairment losses on financial assets for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Bad debt expenses on trade accounts and notes receivable	￦	108,933	189,616
Other bad debt expenses (*1)		96,373	158,071
Impairment loss on available-for-sale financial assets		369,723	142,781
Impairment loss on held-to-maturity financial assets		319	1,000
Less: Recovery of allowance for other bad debt accounts		—	(10,452)
Less: Recovery of impairment loss on held-to-maturity financial assets		(75)	(312)

	￦	575,273	480,704

(*1)	Other bad debt expenses are mainly related to other receivables and loans.

③ The aging and impairment losses of trade accounts and notes receivable as of December 31, 2014 and 2015 are as follows:

	2014			2015
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
	(in millions of Won)
Not due	￦	8,599,898	53,093	6,819,800	55,993
Over due less than 1 month		1,867,838	7,171	1,843,132	5,084
1 month – 3 months		273,981	3,323	367,663	1,781
3 months – 12 months		201,213	16,893	421,505	37,719
Over 12 months		1,406,463	524,990	868,505	524,426

	￦	12,349,393	605,470	10,320,605	625,003

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

④ The aging and impairment losses of other receivables as of December 31, 2014 and 2015 are as follows:

	2014		2015
	Other receivables	Impairment	Other receivables	Impairment
	(in millions of Won)
Not due	2,138,327	97,043	1,921,274	38,866
Over due less than 1 month	28,806	136	155,762	17,955
1 month – 3 months	97,165	19,571	10,285	302
3 months – 12 months	77,119	7,264	76,571	10,556
Over 12 months	447,217	224,669	395,200	306,996

	2,788,634	348,683	2,559,092	374,675

⑤ Changes in the allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Beginning	￦	474,877	661,651	954,153
Bad debt expenses		90,119	108,933	189,616
Other bad debt expenses		111,065	96,373	147,619
Others		(14,410)	87,196	(291,710)

Ending	￦	661,651	954,153	999,678

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
	(in millions of Won)
Trade accounts and notes payable	￦	3,136,446	3,136,446	3,125,348	11,098	—
Borrowings		25,220,231	28,220,022	13,038,808	9,799,089	5,382,125
Financial guarantee liabilities (*1)		101,311	4,709,050	4,709,050	—	—
Other financial liabilities		2,197,463	2,197,462	2,062,992	134,470	—

	￦	30,655,451	38,262,980	22,936,198	9,944,657	5,382,125

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2) The maturity analysis of derivative financial liabilities is as follows:

	Within 1 year		1 year - 5 years	Total
	(in millions of Won)
Currency forward	￦	50,383	3,642	54,025
Currency futures		9,051	—	9,051
Currency swaps		30,777	30,847	61,624
Interest swaps		1,236	3,172	4,408
Other forwards		26,394	—	26,394

	￦	117,841	37,661	155,502

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2014 and 2015 are as follows:

	2014			2015
	Assets		Liabilities	Assets	Liabilities
	(in millions of Won)
USD	￦	4,771,164	8,328,804	5,535,915	7,196,614
EUR		387,102	683,685	433,686	657,734
JPY		185,891	1,145,643	64,495	1,036,545
Others		140,699	45,414	181,091	92,881

2) As of December 31, 2014 and 2015, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2014 and 2015 were as follows:

	2014			2015
	10% increase		10% decrease	10% increase	10% decrease
	(in millions of Won)
USD	￦	(355,764)	355,764	(166,070)	166,070
EUR		(29,658)	29,658	(22,405)	22,405
JPY		(95,975)	95,975	(97,205)	97,205

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Fixed rate
Financial assets	￦	6,250,418	9,686,358
Financial liabilities		(17,258,183)	(13,391,233)

		(11,007,765)	(3,704,875)

Variable rate
Financial liabilities	￦	(10,170,074)	(11,828,998)

2) Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3) Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2014 and 2015, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	1% increase	1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	￦ (101,701)	101,701	(118,290)	118,290

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(f) Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2014 and 2015 are as follows:

	2014			2015
	Book value		Fair value	Book value	Fair value
	(in millions of Won)
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	1,963,289	1,963,289	1,854,784	1,854,784
Derivatives assets held for trading (*2)		96,266	96,266	188,489	188,489

		2,059,555	2,059,555	2,043,273	2,043,273

Assets measured at amortized cost (*3)
Cash and cash equivalents		3,811,202	3,811,202	4,870,185	4,870,185
Trade accounts and notes receivable, net		11,743,923	11,743,923	9,695,602	9,695,602
Loans and other receivables, net		3,825,170	3,825,170	6,014,651	6,014,651
Held-to-maturity financial assets		17,093	17,093	23,379	23,379

		19,397,388	19,397,388	20,603,817	20,603,817

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		149,072	149,072	155,502	155,502

Liabilities measured at amortized cost (*3)
Trade accounts and notes payable		4,039,255	4,039,255	3,136,446	3,136,446
Borrowings		27,428,257	27,756,615	25,220,231	25,413,577
Financial guarantee liabilities		53,660	53,660	101,311	101,311
Others		2,101,354	2,101,354	2,197,463	2,197,463

	￦	33,622,526	33,950,884	30,655,451	30,848,797

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rates. Available-for-sale financial assets which are not measured at fair value are not included.

(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rates.

(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

2) Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2014 and 2015 are as follows:

	2014	2015
Borrowings	0.22%~4.92%	0.64%~3.74%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

3) The fair value hierarchy

①	The fair values of financial instruments by fair value hierarchy as of December 31, 2014 and 2015 are as follows:

a. December 31, 2014

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	1,808,384	—	154,905	1,963,289
Derivatives assets held for trading		—	96,266	—	96,266

		1,808,384	96,266	154,905	2,059,555

Financial liabilities
Derivatives liabilities held for trading	￦	—	149,072	—	149,072

b. December 31, 2015

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	1,458,551	—	396,233	1,854,784
Derivatives assets held for trading		—	110,197	78,292	188,489

		1,458,551	110,197	474,525	2,043,273

Financial liabilities
Derivatives liabilities held for trading	￦	—	147,384	8,118	155,502

②	Changes in fair value of financial instruments classified as Level 3 for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Beginning	￦	744,031	154,905
Valuation		(60,445)	7,753
Acquisition and others (*1)		65,232	381,960
Disposal and others (*1,2)		(593,913)	(78,211)

Ending	￦	154,905	466,407

(*1)	Included transferred amount due to change in fair value hierarchy.

(*2)	Included ￦580,062 million transferred to assets held for sale for the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(g) Offsetting financial assets and financial liabilities

As of December 31, 2014 and 2015, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1) December 31, 2014

	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
	(in millions of Won)
Financial assets
Trade accounts and notes receivable	￦	2,030,342	—	2,030,342	(2,030,342)	—	—
Derivatives		79,286	—	79,286	(56,714)	—	22,572

		2,109,628	—	2,109,628	(2,087,056)	—	22,572

Financial liabilities
Short-term borrowings		2,030,342	—	2,030,342	(2,030,342)	—	—
Derivatives		128,980	—	128,980	(56,714)	(6,912)	65,354

	￦	2,159,322	—	2,159,322	(2,087,056)	(6,912)	65,354

2) December 31, 2015

	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
	(in millions of Won)
Financial assets
Trade accounts and notes receivable	￦	846,676	—	846,676	(846,676)	—	—
Derivatives (*1)		73,471	—	73,471	(68,783)	—	4,688

		920,147	—	920,147	(915,459)	—	4,688

Financial liabilities
Short-term borrowings		846,676	—	846,676	(846,676)	—	—
Derivatives (*1)		122,274	—	122,274	(68,783)	(1,349)	52,142

	￦	968,950	—	968,950	(915,459)	(1,349)	52,142

(*1)	Some of the derivative contracts are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

24.	Share Capital and Capital Surplus

(a) Share capital as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(Share, in Won)
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2015, total shares of ADRs of 49,982,260 are equivalent to 12,495,565 of common stock.

(*2)	As of December 31, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) The changes in issued common stock for the years ended December 31, 2014 and 2015 were as follows:

	2014			2015
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
	(share)
Beginning	87,186,835	(7,403,211)	79,783,624	87,186,835	(7,193,807)	79,993,028
Disposal of treasury shares	—	209,404	209,404	—	2,620	2,620
Ending	87,186,835	(7,193,807)	79,993,028	87,186,835	(7,191,187)	79,995,648

(c) Capital surplus as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		783,791	783,756
Other capital deficit		(163,898)	145,498

	￦	1,083,718	1,393,079

25.	Hybrid Bonds

(a) Hybrid bonds classified as equity as of December 31, 2014 and 2015 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2014		2015
	(in millions of Won)
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(*1)	Details of hybrid bonds as of December 31, 2015 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2
(in millions of Won)
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3% reset every 5 years as follows;	Issue date ~ 2023-06-12 : 4.6% reset every 10 years as follows;
	· After 5 years : return on government bond (5 years) + 1.3% · After 10 years : additionally +0.25% according to Step-up clauses · After 25 years : additionally +0.75%	· After 10 years : return on government bond (10 years) + 1.4% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75%

Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of December 31, 2015 amounts to ￦2,276 million.

(b) POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2014 and 2015 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2014		2015
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2015 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
(in millions of Won)
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 4.66% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 4.72% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 5.21% reset every 5 years as follows; · After 5 years : return on
Interest rate	government bond (5 years) + 1.39% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly	government bond (5 years) + 1.45% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly	government bond (5 years) + 1.55% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly
Interest payments condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of December 31, 2015 amounts to ￦2,125 million.

26.	Reserves

(a) Reserves as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Accumulated comprehensive loss of
investments in associates and joint ventures	￦	(344,942)	(426,360)
Changes in the unrealized fair value of available-for-sale investments		144,783	(38,294)
Currency translation differences		(187,740)	(109,646)
Others		(20,874)	(20,456)

	￦	(408,773)	(594,756)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(b) Changes in fair value of available-for-sale investments for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Beginning balance	￦	480,409	144,783
Changes in the unrealized fair value of available-for-sale investments		(411,671)	(236,752)
Reclassification to profit of loss upon disposal		(176,124)	(45,817)
Impairment of available-for-sale investments		267,920	94,487
Others		(15,751)	5,005

Ending balance	￦	144,783	(38,294)

27.	Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2014 and 2015 were as follows:

	2014			2015
	Number of shares	Amount		Number of shares	Amount
	(shares, in millions of Won)
Beginning	7,403,211	￦	1,579,124	7,193,807	￦	1,534,457
Disposal of treasury shares	(209,404)		(44,667)	(2,620)		(559)

Ending	7,193,807	￦	1,534,457	7,191,187	￦	1,533,898

28.	Revenue

Details of revenue for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Sales of goods	￦	50,921,090	53,636,957	47,018,466
Service sales		3,614,227	2,962,404	2,489,447
Construction sales		6,787,100	7,797,953	8,546,454
Rental income		24,735	18,876	11,757
Others		418,591	342,435	456,144

	￦	61,765,743	64,758,625	58,522,268

29.	Construction Contracts

(a) Construction contracts in progress as of December 31, 2014 and 2015 were as follows:

	2014		2015
	(in million of Won)
Aggregate amount of costs incurred	￦	10,972,880	18,089,275
Add: Recognized profits		617,771	1,194,797
Less: Recognized losses		(449,227)	(432,674)
Cumulative construction revenue		11,141,424	18,851,398
Less: Progress billing		(10,665,962)	(18,374,500)
Others		(61,033)	(45,093)

	￦	414,429	431,805

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(b) Unbilled amount due from customers and due to customers for contract work as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in million of Won)
Unbilled due from customers for contract work	￦	1,406,678	1,199,497
Due to customers for contract work		(992,249)	(767,692)

	￦	414,429	431,805

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

30.	Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Wages and salaries	￦	754,819	781,433	810,851
Expenses related to post-employment benefits		67,482	66,744	87,293
Other employee benefits		165,751	174,131	193,967
Travel		53,003	50,257	48,426
Depreciation		95,197	110,908	105,470
Amortization		133,299	162,312	168,525
Communication		14,601	9,579	12,502
Electricity expenses		13,389	11,746	9,573
Taxes and public dues		55,177	55,647	74,315
Rental		110,191	137,366	119,836
Repairs		5,708	13,924	11,677
Entertainment		17,295	17,633	15,740
Advertising		105,663	104,485	90,698
Research & development		192,805	175,195	135,508
Service fees		240,034	215,974	218,751
Supplies		15,031	10,856	9,855
Vehicles maintenance		12,109	12,685	10,756
Industry association fee		11,924	11,856	12,603
Conference		17,004	17,620	16,053
Contribution to provisions		19,075	16,056	14,900
Bad debt expenses		90,119	108,933	189,616
Others		42,129	44,416	38,333

	￦	2,231,805	2,309,756	2,395,248

(b) Selling expenses

Selling expenses for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Freight and custody expenses	￦	1,432,935	1,551,705	1,531,906
Operating expenses for distribution center		9,838	10,782	11,021
Sales commissions		73,922	66,359	80,165
Sales advertising		3,228	4,615	3,220
Sales promotion		27,129	25,777	22,443
Sample		4,751	3,477	2,576
Sales insurance premium		27,031	39,538	30,682
Contract cost		37,323	49,891	38,425
Others		15,963	7,974	8,518

	￦	1,632,120	1,760,118	1,728,956

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Selling and administrative expenses	￦	192,805	175,195	135,508
Cost of sales		369,842	353,149	356,173

	￦	562,647	528,344	491,681

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Other operating income
Gain on disposals of assets held for sale	￦	101,611	48,232	227,956
Gain on disposals of investment in subsidiaries, associates and joint ventures		7,668	41,258	88,718
Gain on disposals of property, plant and equipment		14,177	15,039	22,730
Recovery of allowance for other doubtful accounts		—	—	10,452
Rental revenues		1,588	1,743	1,019
Gain on insurance proceeds		1,000	2,924	14,976
Others		103,029	160,210	183,197

	￦	229,073	269,406	549,048

Other operating expenses
Impairment loss on assets held for sale	￦	(1,814)	(17,205)	(133,547)
Loss on disposals of assets held for sale		(26,498)	(14)	(190,357)
Loss on disposals of investment in subsidiaries, associates and joint ventures		(19,404)	(2,556)	(18,996)
Loss on disposals of property, plant and equipment		(121,133)	(50,006)	(101,732)
Impairment loss on property, plant and equipment		(9,742)	(64,833)	(136,269)
Impairment loss on intangible assets		(125,316)	(55,220)	(161,412)
Other bad debt expenses		(111,065)	(96,373)	(158,071)
Idle tangible asset expenses		(17,624)	(12,214)	(12,773)
Impairment loss on other non-current assets		(9,000)	(38,137)	(12,264)
Contribution to provisions		(65,896)	(126,601)	(18,396)
Donations		(60,940)	(69,544)	(62,957)
Others (*1,2)		(82,374)	(446,971)	(435,524)

	￦	(650,806)	(979,674)	(1,442,298)

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦271,646 million, primarily related to VAT, as other operating expense during the year ended December 31, 2014.

(*2)	The Company paid ￦299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the year ended December 31, 2015 (Note 38).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Finance income
Interest income	￦	260,398	228,254	210,193
Dividend income		59,181	47,825	183,712
Gain on foreign currency transactions		997,591	1,022,253	1,025,240
Gain on foreign currency translations		511,143	453,471	466,090
Gain on derivatives transactions		370,343	327,738	366,482
Gain on valuations of derivatives		72,297	73,279	155,334
Gain on disposals of available-for-sale financial assets		105,563	236,484	139,136
Others		4,322	7,458	10,886

	￦	2,380,838	2,396,762	2,557,073

Finance costs
Interest expenses	￦	(657,681)	(795,585)	(788,772)
Loss on foreign currency transactions		(927,453)	(1,033,723)	(1,157,161)
Loss on foreign currency translations		(344,900)	(428,891)	(716,722)
Loss on derivatives transactions		(286,574)	(353,435)	(343,118)
Loss on valuation of derivatives		(291,465)	(101,330)	(72,133)
Impairment loss on available-for-sale financial assets		(280,237)	(369,723)	(142,781)
Others		(40,943)	(139,300)	(166,367)

	￦	(2,829,253)	(3,221,987)	(3,387,054)

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015 were as follows (excluding finance costs and income tax expense):

	2013		2014	2015
	(in millions of Won)
Changes in inventories including raw materials and consumables used	￦	12,072,361	9,090,004	9,718,528
Cost of merchandises sold		25,909,164	30,899,849	24,220,580
Employee benefits expenses (*2)		3,174,316	3,197,902	3,472,295
Outsourced processing cost		9,462,946	9,294,977	8,681,271
Electricity expenses		1,109,765	1,370,390	1,251,546
Depreciation expenses (*1)		2,505,536	2,894,609	2,836,663
Amortization expenses		180,014	343,940	381,583
Freight and custody expenses		1,432,935	1,551,705	1,531,906
Sales commissions		73,922	66,359	80,165
Loss on disposal of property, plant and equipment		121,133	50,006	101,732
Donations		60,940	69,544	62,957
Other expenses		3,325,515	3,685,748	5,245,710

	￦	59,428,547	62,515,033	57,584,936

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(*2)	The details of employee benefits expenses for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Wages and salaries	￦	2,907,442	2,931,553	3,186,237
Expenses related to post-employment benefits		266,874	266,349	286,058

	￦	3,174,316	3,197,902	3,472,295

35.	Income Taxes

(a) Income tax expense for the years ended December 31, 2013, 2014 and 2015 was as follows:

	2013		2014	2015
	(in millions of Won)
Current income taxes	￦	615,771	790,055	553,041
Deferred income tax due to temporary differences		106,066	(79,719)	(253,860)
Items recorded directly in equity		(132,808)	113,505	(32,621)

Income tax expense	￦	589,029	823,841	266,560

(b) The following table reconciles the calculated income tax expense based on POSCO’s statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2013, 2014 and 2015.

	2013		2014	2015
	(in millions of Won)
Profit before income tax expense	￦	1,938,045	1,387,880	150,345
Income tax expense computed at statutory rate		469,007	335,405	35,921
Adjustments:
Tax credits		(169,166)	(49,615)	(152,139)
Under (over) provision from prior years		(1,178)	(463)	(47,053)
Investment in subsidiaries, associates and joint ventures		251,014	371,876	439,575
Tax effects due to permanent differences		7,703	69,998	(26,045)
Adjustments on prior year tax from tax audit		—	56,257	—
Tax effects due to amendments to local income tax law		—	39,890	—
Others		31,649	493	16,301

		120,022	488,436	230,639

Income tax expense	￦	589,029	823,841	266,560

Effective tax rate (%)		30.39%	59.36%	177.30%

(c) The income taxes credited (charged) directly to equity during the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Net changes in the unrealized fair value of available-for-sale investment	￦	105,639	60,077
Loss (gain) on sale of treasury stock		(4,654)	12
Other capital surplus		—	(86,765)
Others		12,520	(5,945)

	￦	113,505	(32,621)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(d) The movements in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2015 were as follows:

	2014				2015
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts		149,603	46,132	195,735	195,735	6,857	202,592
Reserve for technology developments		(380,665)	121,632	(259,033)	(259,033)	81,357	(177,676)
PPE — Depreciation		(33,342)	26,667	(6,675)	(6,675)	(8,565)	(15,240)
Share of profit or loss of equity-accounted investees		(89,305)	(7,388)	(96,693)	(96,693)	51,519	(45,174)
Reserve for inventory valuation		(1,522)	3,513	1,991	1,991	11,382	13,373
PPE — Revaluation		(1,011,593)	(211,006)	(1,222,599)	(1,222,599)	(170,902)	(1,393,501)
Prepaid expenses		28,385	(10,924)	17,461	17,461	1,719	19,180
PPE — Impairment loss		25,518	(3,556)	21,962	21,962	(13,907)	8,055
Loss on foreign currency translation		(189,202)	120,090	(69,112)	(69,112)	39,757	(29,355)
Defined benefit obligations		100,356	20,328	120,684	120,684	(11,546)	109,138
Plan assets		(58,666)	5,631	(53,035)	(53,035)	10,233	(42,802)
Provision for construction losses		4,273	680	4,953	4,953	(4,341)	612
Provision for construction warranty		16,674	3,697	20,371	20,371	1,233	21,604
Accrued income		(2,915)	(776)	(3,691)	(3,691)	(5,291)	(8,982)
Impairment loss on AFS		133,089	38,912	172,001	172,001	94,473	266,474
Difference in acquisition costs of treasury shares		64,213	(2,074)	62,139	62,139	(23)	62,116
Others		267,024	(132,919)	131,748	92,155	196,691	296,206

		(978,075)	18,639	(961,793)	(1,001,386)	280,646	(713,380)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		(115,673)	105,639	(10,034)	(10,034)	60,077	50,043
Others		54,716	12,520	67,236	67,236	(5,945)	61,291

		(60,957)	118,159	57,202	57,202	54,132	111,334

Deferred tax from tax credit
Tax credit carryforward and others		437,642	(137,276)	300,366	339,959	(62,698)	277,261
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		42,761	(64,388)	(21,627)	(21,627)	3,539	(18,088)

	￦	(558,629)	(64,866)	(625,852)	(625,852)	275,619	(342,873)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(e) Deferred tax assets and liabilities as of December 31, 2014 and 2015 are as follows:

	2014				2015
	Assets		Liabilities	Net	Assets	Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts		197,159	(1,424)	195,735	202,592	—	202,592
Reserve for technology developments		—	(259,033)	(259,033)	—	(177,676)	(177,676)
PPE — Depreciation		39,412	(46,087)	(6,675)	34,575	(49,815)	(15,240)
Share of profit or loss of equity-accounted investees		—	(96,693)	(96,693)	52,521	(97,695)	(45,174)
Reserve for inventory valuation		7,294	(5,303)	1,991	13,373	—	13,373
PPE — Revaluation		—	(1,222,599)	(1,222,599)	—	(1,393,501)	(1,393,501)
Prepaid expenses		17,461	—	17,461	19,180	—	19,180
PPE — Impairment loss		23,489	(1,527)	21,962	8,159	(104)	8,055
Loss on foreign currency translation		83,521	(152,633)	(69,112)	107,076	(136,431)	(29,355)
Defined benefit obligations		125,758	(5,074)	120,684	129,804	(20,666)	109,138
Plan assets		—	(53,035)	(53,035)	—	(42,802)	(42,802)
Provision for construction losses		4,953	—	4,953	612	—	612
Provision for construction warranty		20,371	—	20,371	21,604	—	21,604
Accrued income		—	(3,691)	(3,691)	—	(8,982)	(8,982)
Impairment loss on AFS		172,001	—	172,001	266,474	—	266,474
Difference in acquisition costs of treasury shares		62,139	—	62,139	62,116	—	62,116
Others		283,655	(151,907)	131,748	369,763	(73,557)	296,206

		1,037,213	(1,999,006)	(961,793)	1,287,849	(2,001,229)	(713,380)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		238,489	(248,523)	(10,034)	218,161	(168,118)	50,043
Others		91,636	(24,400)	67,236	76,086	(14,795)	61,291

		330,125	(272,923)	57,202	294,247	(182,913)	111,334

Deferred tax from tax credit
Tax credit carryforward and others		339,959	(39,593)	300,366	277,261	—	277,261
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		601,265	(622,892)	(21,627)	518,326	(536,414)	(18,088)

	￦	2,308,562	(2,934,414)	(625,852)	2,377,683	(2,720,556)	(342,873)

(f) As of December 31, 2015, the Company did not recognize income tax effects associated with deductible temporary differences of ￦5,029,818 million (deferred tax assets ￦1,217,216 million) mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2015, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,587,123 million (deferred tax liabilities ￦868,084 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

36.	Earnings per Share

(a) Basic and diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(Won, except per share information)
Profit attribute to controlling interest	￦	1,370,877,921,262	632,706,233,938	171,493,811,117
Interests of hybrid bonds		(18,313,914,551)	(33,048,799,997)	(33,029,632,499)
Weighted-average number of common shares outstanding (*1)		78,009,654	79,801,539	79,993,834

Basic and diluted earnings per share	￦	17,338	7,514	1,731

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	2013	2014	2015
	(shares)
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,177,181)	(7,385,296)	(7,193,001)

Weighted-average number of common shares outstanding	78,009,654	79,801,539	79,993,834

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2013, 2014 and 2015, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

37.	Related Party Transactions

(a) Significant transactions between the controlling company and related parties for the years ended December 31, 2013, 2014 and 2015 were as follows:

1) For the year ended December 31, 2013

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	16,439	3,421	3,042	2,235,798	5,855	9,242
POSCO Processing & Service		987,424	8	1,215,510	—	—	805
POSCO COATED & COLOR STEEL Co., Ltd.		472,353	25	—	—	10,648	98
POSCO PLANTEC Co., Ltd. (*1)		2,324	19	1,499	67,081	13,733	2,492
POSCO ICT		1,210	195	679	279,660	31,231	157,126
eNtoB Corporation		—	10	234,352	13,241	149	20,079
POSCO CHEMTECH		512,139	25,868	491,562	21,832	287,584	1,223
POSCO ENERGY CO., LTD.		104,209	915	—	5,178	—	7
POSCO TMC Co., Ltd.		188,915	15	—	—	1,051	1,298
POSCO AST		500,193	10	6,985	—	56,520	2,029
POSHIMETAL Co., Ltd.		18,922	137	166,042	—	—	5
Daewoo International Corporation		3,522,678	65	16,297	—	—	2,843
POSCO America Corporation		596,681	1	—	—	—	339
POSCO Canada Ltd.		—	—	144,329	—	—	—
POSCO Asia Co., Ltd.		2,068,965	221	64,434	182	—	1,673
Qingdao Pohang Stainless Steel Co., Ltd.		58,502	—	—	—	—	14
POSCO JAPAN Co., Ltd.		1,270,325	—	19,978	2	—	2,972
POSCO MEXICO S.A. DE C.V.		256,014	693	—	—	—	621
POSCO Maharashtra Steel Private Limited		176,425	3,157	—	—	—	236
Others		876,522	7,812	360,220	42,220	255,500	110,221

		11,630,240	42,572	2,724,929	2,665,194	662,271	313,323

Associates and joint ventures
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*1)		15,028	48	1,735	65,802	9,781	6,883
SNNC		1,532	458	402,639	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	66,762	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,906	—	—	—	—	—
Others		17,299	165	3,937	—	—	176

		53,765	671	475,073	65,802	9,781	7,059

	￦	11,684,005	43,243	3,200,002	2,730,996	672,052	320,382

(*1)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd. in 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) For the year ended December 31, 2014

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	22,659	16,789	544,202	247,286	3,689	30,852
POSCO Processing & Service		1,075,567	8,649	785,943	—	—	1,681
POSCO COATED & COLOR STEEL Co., Ltd.		444,513	12	—	—	12,313	195
POSCO ICT		929	2,593	356	209,893	26,231	161,173
eNtoB Corporation		—	3	297,119	10,433	137	21,073
POSCO CHEMTECH		532,973	26,537	513,759	5,449	301,149	923
POSCO ENERGY CO., LTD.		177,517	1,230	—	2,263	—	20
POSCO TMC Co., Ltd.		240,318	9	—	—	1,056	1,611
POSCO AST		503,452	5	10,396	—	57,355	2,671
POSHIMETAL Co., Ltd.		11,261	3,660	166,442	—	—	—
Daewoo International Corporation		3,558,652	20,652	90,361	—	—	3,857
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		5,313	201,927	40,124	—	1,939	266
POSCO America Corporation		747,933	2	—	—	—	1,794
POSCO Canada Ltd.		—	—	141,767	—	—	—
POSCO Asia Co., Ltd.		2,167,148	89	169,945	—	10,006	1,969
Qingdao Pohang Stainless Steel Co., Ltd.		79,783	—	—	—	—	19
POSCO JAPAN Co., Ltd.		1,329,947	4	15,165	2,269	3	2,279
POSCO MEXICO S.A. DE C.V.		287,468	929	—	—	—	—
POSCO Maharashtra Steel Private Limited		444,407	6,053	—	—	—	—
Others		980,410	4,149	334,577	66,345	232,682	104,275

		12,610,250	293,292	3,110,156	543,938	646,560	334,658

Associates and joint ventures
POSCO PLANTEC Co., Ltd. (*2)		15,310	64	3,195	119,369	15,777	22,751
SNNC		3,077	5,716	339,991	—	—	5
POSCHROME (PROPRIETARY) LIMITED		—	—	59,241	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		24,059	—	—	—	—	—
Others (*1)		10,785	41,903	3,668	—	—	—

		53,231	47,683	406,095	119,369	15,777	22,756

	￦	12,663,481	340,975	3,516,251	663,307	662,337	357,414

(*1)	POSCO made loans of USD 3.85 million to LLP POSUK Titanium, an associate of the Company, during the year ended December 31, 2014.

(*2)	It was reclassified from an associate to a subsidiary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

3) For the year ended December 31, 2015

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	4,441	145	19	427,760	2,250	37,488
POSCO Processing & Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT (*4)		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEMTECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
Daewoo International Corporation		3,505,187	34,334	46,675	—	—	480
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd. (*5)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others (*6)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures (*3)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd. (*5)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing center		26,379	—	—	—	—	—
Others (*7,8)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	￦	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	As of December 31, 2015, the Company provided guarantees to related parties (Note 38).

(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(*5)	Reclassified from subsidiaries to associates (Note 11).

(*6)	POSCO borrowed USD 17.42 million from POSCO-Uruguay S.A, a subsidiary of the Company, and the entire amount was repaid during the year ended December 31, 2015.

(*7)	POSCO lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of POSCO, and the entire amount of loan was collected during the year ended December 31, 2015.

(*8)	POSCO collected the loan of USD 3.85 million from LLP POSUK Titanium, an associate of the Company, during the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(b) The related account balances of significant transactions between the controlling company and related companies as of December 31, 2014 and 2015 are as follows:

1) December 31, 2014

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Limited		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		175,567	58,592	234,159	15,494	75,051	29,076	119,621

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	￦	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) December 31, 2015

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing & Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
Daewoo International Corporation		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	￦	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(c) Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2014 and 2015 were as follows:

1) December 31, 2013

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
New Songdo International City Development, LLC	￦	307,037	4,909	—	—
SNNC		95,748	96	—	10
Gunggi Green Energy		173,460	—	—	—
Posco e&c Songdo International Building		6,670	—	—	22,487
SUNGJIN GEOTEC Co., Ltd.		12,823	435	2,609	101,332
VSC POSCO Steel Corporation		118	135	7,909	—
USS-POSCO Industries		416,826	—	4,931	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		42,894	—	—	—
CSP — Compania Siderurgica do Pecem		832,275	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		149,356	—	125,121	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		2	—	29,757	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		46,689	62	3	—
Zhangjiagang Pohang Refractories Co., Ltd.		1,129	288	24,787	2,526
Sebang Steel		—	—	56,343	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		260,547	—	—	14,657
KOREA LNG LTD.		—	21,999	—	—
South-East Asia Gas Pipeline Company Ltd.		—	10,258	—	—
Others		206,075	30,480	26,685	1,725

	￦	2,551,649	68,662	278,145	142,737

2) December 31, 2014

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
New Songdo International City Development, LLC	￦	492,134	227	—	58
SNNC		131,181	441	3,798	3,690
Posco e&c Songdo International Building		6,311	—	—	23,502
POSCO PLANTEC Co., Ltd.		20,614	2	1,758	123,720
VSC POSCO Steel Corporation		4,590	660	14,828	—
USS-POSCO Industries		484,007	—	4,003	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		3,793	—	—	—
CSP — Compania Siderurgica do Pecem		1,524,040	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		140,512	103	110,371	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		48,863	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		909	377	21,395	2,716
Sebang Steel		—	—	39,908	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		219,595	—	—	11,542
DMSA/AMSA		31	7,621	—	—
South-East Asia Gas Pipeline Company Ltd.		—	27,305	—	—
Others		214,661	22,607	41,638	5,287

	￦	3,291,241	59,343	237,699	170,515

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

3) December 31, 2015

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	￦	32,802	—	49,862	1,977
POSCO PLANTEC Co., Ltd.		7,218	—	5,953	6,386
New Songdo International City Development, LLC		420,094	—	—	667
SNNC		32,160	44	6,518	53,260
Posco e&c Songdo International Building		6,278	—	—	25,197
VSC POSCO Steel Corporation		37,416	—	2,395	3
USS-POSCO Industries		353,626	—	1,109	—
CSP — Compania Siderurgica do Pecem		845,979	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		68,300	111	70,236	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	23,320	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		9,668	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,310	—	4	—
Zhangjiagang Pohang Refractories Co., Ltd.		970	1,248	17,484	2,023
Sebang Steel		—	—	29,007	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		214,521	—	3,960	3,190
DMSA/AMSA		800	9,322	241,074	—
South-East Asia Gas Pipeline Company Ltd.		—	47,556	—	—
Others		415,217	17,793	18,518	2,683

	￦	2,475,362	76,074	469,440	95,386

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(d) The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2014 and December 31, 2015 are as follows:

1) December 31, 2014

	Receivables					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
METAPOLIS Co., Ltd.	￦	28,437	26,000	6,712	61,149	—	—	—
New Songdo International City Development, LLC		336,796	—	52,969	389,765	—	20	20
SNNC		19,173	—	1,937	21,110	3,395	98	3,493
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		48,804	—	—	48,804	—	—	—
UI TRANS CORPORATION		33,424	—	—	33,424	—	—	—
USS-POSCO Industries		150,557	—	—	150,557	153	—	153
Nickel Mining Company SAS		609	16,488	58	17,155	—	4,729	4,729
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		51,166	54,960	282	106,408	—	4,020	4,020
CSP — Compania Siderurgica do Pecem		366,914	—	114,041	480,955	—	167,302	167,302
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co.,		31,521	11,212	5	42,738	12,000	—	12,000
PT. Batutua Tembaga Raya		—	34,342	—	34,342	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,539	10,992	43	24,574	—	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		139,831	—	—	139,831	35	—	35
DMSA/AMSA		4,211	140,544	445	145,200	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	295,352	—	295,352	—	—	—
Others		80,772	27,170	10,676	118,618	8,402	23,919	32,321

	￦	1,305,754	617,060	187,168	2,109,982	23,985	200,088	224,073

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) December 31, 2015

	Receivables					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	￦	8,721	—	—	8,721	3,489	19	3,508
POSCO PLANTEC Co., Ltd.		9,853	—	6	9,859	6,263	8,908	15,171
New Songdo International City Development, LLC		168,646	—	25,964	194,610	—	14	14
Posco e&c Songdo International Building		5,821	—	—	5,821	—	—	—
VSC POSCO Steel Corporation		17,283	—	—	17,283	34	—	34
USS-POSCO Industries		170,170	—	—	170,170	9	—	9
Nickel Mining Company SAS		2,353	17,580	67	20,000	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,132	58,600	642	122,374	—	3,982	3,982
CSP — Compania Siderurgica do Pecem		410,005	—	118,112	528,117	—	138,111	138,111
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,455	10,782	6	20,243	3,999	—	3,999
PT. Batutua Tembaga Raya		—	36,830	—	36,830	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,961	11,720	48	20,729	4	—	4
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		90,195	—	—	90,195	921	—	921
DMSA/AMSA		—	99,854	—	99,854	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	283,954	—	283,954	—	—	—
Others		192,621	52,034	13,648	258,303	12,591	21,181	33,772

	￦	1,157,216	571,354	158,493	1,887,063	27,310	172,215	199,525

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(e) Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2014 and 2015 were as follows:

1) December 31, 2014

	Beginning		Lend	Collect	Others (*1)	Ending
	(in millions of Won)
Associates and joint ventures
Taegisan Wind Power Corporation	￦	862	3,470	(4,332)	—	—
METAPOLIS Co., Ltd.		—	26,000	—	—	26,000
DMSA/AMSA		109,583	26,096	—	4,865	140,544
South-East Asia Gas Pipeline Company Ltd.		259,551	26,819	(3,308)	12,290	295,352
PT. Batutua Tembaga Raya		—	34,102	—	240	34,342
PT. Tanggamus Electric Power		—	1,660	—	73	1,733
VSC POSCO Steel Corporation		10,750	—	(8,785)	59	2,024
PT. POSMI Steel Indonesia		4,221	—	—	176	4,397
Nickel Mining Company SAS		—	15,790	—	698	16,488
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,342	—	—	430	10,772
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		52,765	—	—	2,195	54,960
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,764	—	—	448	11,212
Hamparan Mulia		—	3,158	—	140	3,298
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		—	4,602	—	344	4,946
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		12,664	—	(1,263)	(409)	10,992

	￦	471,502	141,697	(17,688)	21,549	617,060

(*1)	Includes adjustments of foreign currency translation differences and others.

2) December 31, 2015

	Beginning		Lend	Collect	Others (*2)	Ending
	(in millions of Won)
Associates and joint ventures
METAPOLIS Co., Ltd.	￦	26,000	—	—	—	26,000
DMSA/AMSA (*1)		140,544	21,653	—	(62,343)	99,854
South-East Asia Gas Pipeline Company Ltd.		295,352	—	(29,885)	18,487	283,954
PT. Batutua Tembaga Raya		34,342	—	—	2,488	36,830
PT. Tanggamus Electric Power		1,733	493	—	133	2,359
PT. Wampu Electric Power		—	4,299	—	155	4,454
VSC POSCO Steel Corporation		2,024	—	(2,024)	—	—
PT. POSMI Steel Indonesia		4,397	—	—	291	4,688
Nickel Mining Company SAS		16,488	—	—	1,092	17,580
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,772	—	(5,543)	514	5,743
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		54,960	—	—	3,640	58,600
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,212	—	(1,132)	702	10,782
Hamparan Mulia		3,298	—	—	218	3,516
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		4,946	—	—	328	5,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,992	—	—	728	11,720

	￦	617,060	26,445	(38,584)	(33,567)	571,354

(*1)	During the year ended December 31, 2015, loans amounting to ￦72,430 have been converted to shares of DMSA/AMSA, and its amount is included in others.

(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(f) For the years ended December 31, 2013, 2014 and 2015, details of compensation to key management officers were as follows:

	2013		2014	2015
	(in millions of Won)
Short-term benefits	￦	121,054	116,961	111,278
Long-term benefits		23,480	17,242	19,513
Retirement benefits		20,713	21,604	21,850

	￦	165,247	155,807	152,641

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(b) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2015, are as follows:

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
[The Company]
POSCO	POSCO ASSAN TST STEEL INDUSTRY	HSBC and others	USD	146,527,500	171,730	131,874,750	154,557
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co., Ltd (SPC)	THB	5,501,000,000	178,672	5,501,000,000	178,672
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	98,195	83,784,000	98,195
	POSCO Investment Co., Ltd.	BOA and others	USD	335,000,000	392,620	272,000,000	318,784
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	663,433	466,562,100	546,811
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	333,698	234,725,000	275,098
	POSCO SS-VINA	Export-Import Bank of Korea and others	USD	354,351,050	415,300	354,351,050	415,300
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	76,180	40,625,000	47,613
	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	76,180	65,000,000	76,180
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	229,712	196,000,000	229,712
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,582,552	1,234,532,175	1,446,874
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	152,360	130,000,000	152,360
Daewoo International Corporation	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	20,000,000	23,440	8,799,114	10,313
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,650	12,500,000	14,650
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	12,000,000	14,064	12,000,000	14,064
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	17,173	14,652,750	17,173
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	59,500,000	69,734	59,500,000	69,734
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	147,000,000	172,284	141,500,000	165,838

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	19,338	16,500,000	19,338
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	117,200	100,000,000	117,200
	SANTOSCMI S.A.	SG Bank and others	USD	2,163,000	2,535	2,163,000	2,535
	POSCO Engineering and Construction India	Shinhan Bank	USD	70,000,000	82,040	68,500,000	80,282
	Private Limited
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO INVESTMENT Co., Ltd.	USD	2,100,000	2,461	2,100,000	2,461
POSCO Engineering CO., Ltd	POSCO ENGINEERING (THAILAND) CO., LTD.	HSBC	USD	16,000,000	18,752	16,000,000	18,752
	PT PEN INDONESIA	POSCO INVESTMENT Co., Ltd.	USD	6,000,000	7,032	6,000,000	7,032
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	6,896	4,247,731	4,978
	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	39,379	28,235,294	33,092
POSCO Processing & Service	POSCO Canada Ltd.	Hana Bank	USD	9,363,375	10,974	8,917,500	10,451
	POSCO Gulf SFC LLC	KEB Bank and others	USD	33,000,000	38,676	28,900,000	33,871
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	National Bank of Uzbekistan	USD	6,127,060	7,181	6,127,060	7,181
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,320,273	2,719	2,320,273	2,719
POSCO E&C CHINA CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank	USD	17,000,000	19,924	13,000,000	15,236
POSCO INVESTMENT Co., Ltd.	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BOA and others	USD	103,000,000	120,716	72,000,000	84,384
POSCO-China Holding Corp.	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,850,000,000	334,018	1,604,614,736	289,713
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	MIZUHO and others	JPY	1,021,811,730	9,932	90,024,190	875
	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	974,000,000	9,467	745,600,000	7,247
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,430	200,000,000	1,944

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
POSCO-VIETNAM CO., LTD.	POSCO	Export-Import Bank of Korea	USD	196,000,000	229,712	196,000,000	229,712
SANTOS CMI S.A.	COMPANIADEAUTO- MATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	670,000	785	570,000	668
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO INVESTMENT Co., Ltd.	USD	13,986,947	16,393	13,986,947	16,393
PT.POSCO ICT INDONESIA	POSCO LED CO., LTD	UOB	KRW	8,000	8,000	8,000	8,000
POSCO ENERGY CO., LTD.	PT. Krakatau Posco Energy	Export-Import Bank of Korea and others	USD	193,900,000	227,251	169,724,685	198,917
[Associates and joint ventures]
POSCO	CSP — Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	492,239	373,121,694	437,298
		BNDES	BRL	464,060,000	137,366	274,129,418	81,145
	LLP POSUK Titanium	KB Bank	USD	15,000,000	17,580	15,000,000	17,580
Daewoo International Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	8,225,000	9,640	8,225,000	9,640
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	NSIC and others	Others	KRW	696,600	696,600	687,100	687,100
POSCO ICT	INCHEON GIMPO EXPRESSWAY CO., LTD	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UI TRANS CORPORATION	KB Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	4,500,000	5,274	4,500,000	5,274
POSCO Processing&Service	Sebang Steel	Shinhan Bank	JPY	122,500,000	1,191	122,500,000	1,191
DAEWOO (CHINA) CO., LTD.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	30,000,000	5,417	30,000,000	5,417
	SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Bank of Communications	CNY	50,000,000	9,028	50,000,000	9,028
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited and others	Export-Import Bank of Korea	USD	115,362,525	135,205	74,482,525	87,294

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO., LTD and others	Others	KRW	768,150	768,150	484,202	484,202
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	58,600	50,000,000	58,600
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	295,420	295,420	179,313	179,313
	BLT Enterprise and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,823,015	1,823,015	1,823,015	1,823,015
POSCO Engineering CO., Ltd	SAMJIN SOLAR ENERGY and others	Hana Bank and others	KRW	22,440	22,440	11,966	11,966
Daewoo International Japan Corp.	Daewoo International Japan Corp.	HSBC	JPY	800,000,000	7,776	800,000,000	7,776
HUME COAL PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	804,000	686	804,000	686
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	6,845	8,023,765	6,845
POSCO(Suzhou) Automotive Processing Center Co., Ltd.			CNY	2,925,000	528	2,242,500	405
	POS INFRA AUTO	Shinhan Bank
			USD	405,000	475	405,000	475

			USD	5,283,516,230	6,192,282	4,739,432,648	5,554,619
			KRW	3,829,200	3,829,200	3,409,171	3,409,171
			CNY	1,932,925,000	348,991	1,686,857,236	304,563
			THB	5,501,000,000	178,672	5,501,000,000	178,672
			JPY	3,168,311,730	30,796	1,958,124,190	19,033
			AUD	8,827,765	7,531	8,827,765	7,531
			BRL	464,060,000	137,366	274,129,418	81,145

(c) POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,007,107 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ￦708,400 million as of December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(d) Other commitments

Details of other commitments of the Company as of December 31, 2015, are as follows:

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2015, 166 million tons of iron ore and 26 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2015, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enables POSCO to borrow up to the amount of USD 24.50 million, USD 8.25 million and USD 6.49 million. The borrowings are related to POSCO’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2015, the ending balance of the borrowing amounts to USD 12.35 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant

POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As of December 31, 2015, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has comprehensive loan agreements of up to ￦253.5 billion and USD 278 million with Woori Bank and ￦90 billion and USD 800 million with KEB Bank. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has bank overdraft agreements of up to ￦20 billion with Woori Bank which is included in the limit of billion comprehensive loan agreements and ￦3 billion with KEB Bank. Comprehensive loan agreements include bank overdraft up to ￦20 billion of loans on checking account during the day with Woori Bank.

POSCO ICT

As of December 31, 2015, in relation to contract enforcement, POSCO ICT was provided with ￦67,032 million and ￦54,904 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

(e) Litigation in progress

As of December 31, 2015, POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1) Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

In April 2012, Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO JAPAN Co., Ltd., a subsidiary of POSCO, alleging violation of trade secrets and seeking prohibition on production and sales of grain oriented electrical steel sheets and compensation from the Company of ￦958.4 billion. On September 30, 2015, pursuant to the agreement between POSCO and NSSMC, the pending lawsuit filed by NSSMC was withdrawn, along with all related lawsuits to strengthen the strategic partnership between the two companies. On the same date, the Company paid ￦299 billion as the settlement to NSSMC, therefore all litigations were withdrawn and closed.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

2) Other lawsuits and claims

Company	Legal actions	Claim amount		Korean Won equivalent	Description
	(In millions of Won, in thousands of foreign currencies)
POSCO	35	KRW	122,008	122,008	Lawsuit on claim for damages and others (*1)
	1	USD	5,410	6,341	Arbitration
Daewoo International Corporation	1	EUR	3,270	4,187	Lawsuit on claim for payment
	1	INR	4,458,849	78,610	Lawsuit on claim for payment on guarantees (*1)
	9	KRW	11,296	11,296	Lawsuit on claim for payment and others
	6	USD	19,249	22,560	Lawsuit on claim for payment and others (*1)
POSCO ENGINEERING & CONSTRUCTION., LTD.	60	KRW	146,545	146,545	Lawsuit on claim for payment on rent fees by PSIB and others
POSCO Processing&Service	2	KRW	151	151	Revoking of fraudulent act and others and others (*1)
POSCO Engineering CO., Ltd	14	KRW	196,557	196,557	Lawsuit on claim for payment and others (*1)
POSCO COATED & COLOR STEEL Co., Ltd.	1	KRW	200	200	Lawsuit on claim for payment and others
POSCO ICT	10	KRW	11,233	11,233	Lawsuit on claim for payment on construction and others
POSCO America Corporation	1	USD	—	—	Lawsuit on claim for anti-trust and others
POSCO M-TECH	3	KRW	1,030	1,030	Lawsuit on claim for payment and others
POSCO ENERGY CO., LTD.	1	KRW	5,000	5,000	Lawsuit on claim for payment and revocation of electricity supply contract
POSCO E&C CHINA CO., LTD.	2	CNY	3,338	603	Lawsuit on claim for payment of reserve for construction warranty
	1	KRW	3,305	3,305	Lawsuit on claim for payment on construction
Daewoo International (America) Corp.	2	USD	10,456	12,254	Lawsuit on claim clam for indemnification damages and others
POSPOWER Co., Ltd.	2	KRW	10,667	10,667	Lawsuit on claim for payment on service contract
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	2	TRY	—	—	Lawsuit on claim for unfair dismissal
SPFC CO., LTD	1	KRW	4,717	4,717	Lawsuit on claim for payment
BLUE O&M	1	KRW	—	—	Charges under occupation safety and health acts
POSCO CHEMTECH	1	KRW	657	657	Lawsuit on claim for payment on construction
PT. KRAKATAU POSCO	2	IDR	180,096,201	15,308	Lawsuit on claim for payment on construction and others
SANTOS CMI S.A.	1	USD	322	377	Lawsuit on claim for dismissal payment
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	18	BRL	22,309	6,604	Lawsuit on claim for payment and others
POSCO E&C VIETNAM CO., LTD.	2	USD	39	46	Lawsuit on claim for severance payment and others
POSCO-TISCO (JILIN) PROCESSING CENTER CO., LTD.	1	CNY	1,682	304	Lawsuit over execution of long- term note receivables
Brazil Sao Paulo Steel Processing Center	4	BRL	979	290	Lawsuit on claim for payment on construction and others

(*1)	The Company made a reliable estimate in nine lawsuits by considering the possibility and amount of outflow of resources and recognized ￦46,001 million as provision for legal contingencies and claims.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2015 for the matters.

39.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
	(in millions of Won)
Trade accounts and notes receivable	￦	(643,715)	(97,703)	1,586,113
Other receivables		(98,420)	(27,601)	259,741
Inventories		491,512	(1,130,138)	2,456,068
Other current assets		181,755	242,170	42,131
Other non-current assets		(23,412)	(53,225)	72,826
Trade accounts and notes payable		47,323	(385,914)	(894,129)
Other payables		194,419	271,117	39,811
Other current liabilities		81,317	(20,930)	(457,947)
Provisions		(42,052)	(63,884)	(119,172)
Payments severance benefits		(129,038)	(160,792)	(157,983)
Plan assets		(172,147)	(164,515)	(115,274)
Other non-current liabilities		4,158	(262,367)	72,267

	￦	(108,300)	(1,853,782)	2,784,452

40.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
	(in millions of Won)
Acquisition of available-for-sale investment through exchanging shares	￦	—	295,398
Transferred to assets held for sale		2,213,673	933,530
Transferred to liabilities related to assets held for sale		621,303	169,312

41.	Operating Segments and Geographic Information

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(b) Information about reportable segments as of and for the years ended December 31, 2013, 2014 and 2015 was as follows:

1) As of and for the year ended December 31, 2013

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

2) As of and for the year ended December 31, 2014

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

3) As of and for the year ended December 31, 2015

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	28,292,824	18,315,487	8,515,780	3,068,254	58,192,345
Internal revenues		16,543,951	8,692,020	1,352,067	2,691,361	29,279,399
Inter segment revenue		9,146,808	4,480,744	1,090,193	2,571,219	17,288,964
Total revenues		44,836,775	27,007,507	9,867,847	5,759,615	87,471,744
Interest income		139,821	55,630	27,134	16,173	238,758
Interest expenses		(560,767)	(76,672)	(91,742)	(141,095)	(870,276)
Depreciation and amortization		(2,782,680)	(166,814)	(50,605)	(282,817)	(3,282,916)
Impairment loss of property, plant and equipment and others		(243,828)	(17,281)	(28,345)	(22,979)	(312,433)
Impairment loss of available-for-sale financial assets		(151,503)	(1,410)	(47,616)	(40,261)	(240,790)
Share of profit or loss of investment in associates and JVs		(562,133)	(212,535)	(25,223)	(22,618)	(822,509)
Income tax expense		(390,000)	(4,772)	(30,615)	(18,718)	(444,105)
Segment profit		181,495	38,843	(275,651)	(65,570)	(120,883)
Segment assets		70,102,972	12,160,406	9,997,683	10,962,594	103,223,655
Investment in associates		17,457,391	1,097,971	1,076,024	1,186,307	20,817,693
Acquisition of non-current assets		2,102,674	303,753	276,863	345,971	3,029,261
Segment liabilities		21,078,613	8,953,410	5,716,550	6,472,925	42,221,498

(c) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	2013		2014	2015
	(in millions of Won)
Total revenue for reportable segments	￦	92,609,460	98,227,916	87,471,744
Elimination of inter-segment revenue		(30,744,810)	(33,129,471)	(29,279,399)
Basis difference (*2)		(98,907)	(339,820)	329,923

	￦	61,765,743	64,758,625	58,522,268

2) Profit

	2013		2014	2015
	(in millions of Won)
Total profit for reportable segments	￦	1,803,588	1,060,012	(120,883)
Goodwill and corporate FV adjustments		(91,718)	(122,015)	(95,150)
Elimination of inter-segment profits		(356,690)	(381,338)	119,852
Income tax expense		590,997	821,485	276,939
Basis difference (*2)		(8,132)	9,736	(30,413)

Profit before income tax expense	￦	1,938,045	1,387,880	150,345

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

3) Assets

	2014		2015
	(in millions of Won)
Total assets for reportable segments (*1)	￦	108,875,576	103,223,655
Equity-accounted investees		(17,487,024)	(16,872,523)
Goodwill and corporate FV adjustments		4,282,455	3,390,277
Elimination of inter-segment assets		(10,418,834)	(9,332,650)
Basis difference (*2)		591,390	339,211

	￦	85,843,563	80,747,970

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4) Liabilities

	2014		2015
	(in millions of Won)
Total liabilities for reportable segments	￦	46,620,616	42,221,498
Corporate FV adjustments		507,073	321,793
Elimination of inter-segment liabilities		(7,166,880)	(7,204,754)
Basis difference (*2)		625,358	396,232

	￦	40,586,167	35,734,769

5) Other significant items

a) December 31, 2013

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	275,175	—	(14,777)	—	260,398
Interest expenses		(644,371)	(34,814)	21,504	—	(657,681)
Depreciation and amortization		(2,698,764)	(84,223)	97,437	—	(2,685,550)
Share of profit or loss of investment in associates		(479,012)	—	299,203	—	(179,809)
Income tax expense		(655,336)	25,074	39,265	1,968	(589,029)
Impairment loss on property, plant and equipment and others		(51,061)	—	(97,424)	—	(148,485)
Impairment loss on available-for-sale financial assets		(311,994)	—	31,757	—	(280,237)

	￦	(4,565,363)	(93,963)	376,965	1,968	(4,280,393)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

b) December 31, 2014

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	242,184	—	(13,930)	—	228,254
Interest expenses		(807,387)	(45,668)	57,470	—	(795,585)
Depreciation and amortization		(3,284,598)	(111,263)	157,312	—	(3,238,549)
Share of profit or loss of investment in associates		(323,539)	—	23,646	—	(299,893)
Income tax expense		(872,179)	33,473	17,221	(2,356)	(823,841)
Impairment loss on property, plant and equipment and others		(222,168)	—	47,838	—	(174,330)
Impairment loss on available-for-sale financial assets		(392,959)	—	23,236	—	(369,723)

	￦	(5,660,646)	(123,458)	312,793	(2,356)	(5,473,667)

c) December 31, 2015

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	238,758	—	(28,565)	—	210,193
Interest expenses		(870,276)	1,282	80,222	—	(788,772)
Depreciation and amortization		(3,282,916)	(117,595)	182,265	—	(3,218,246)
Share of profit or loss of investment in associates		(822,509)	—	316,455	—	(506,054)
Income tax expense		(444,105)	24,294	142,872	10,379	(266,560)
Impairment loss on property, plant and equipment and others		(312,433)	—	(142,234)	—	(454,667)
Impairment loss on available-for-sale financial assets		(240,790)	—	98,009	—	(142,781)

	￦	(5,734,271)	(92,019)	649,024	10,379	(5,166,887)

(*2)	Basis difference is related to the difference in recognizing revenue and expenses in connection with development and sale of certain residential real estate between the report reviewed by the CEO and the consolidated financial statements.

(d) Revenue by geographic area for years ended December 31, 2013, 2014 and 2015 was as follows:

	2013		2014	2015
	(in millions of Won)
Domestic	￦	45,854,919	45,465,347	39,598,830
Japan		1,920,253	2,047,686	1,934,808
China		6,493,119	6,319,101	5,756,867
Asia-other		3,011,980	5,055,373	5,888,045
North America		1,720,895	2,199,418	1,921,039
Others		2,764,577	3,671,700	3,422,679

	￦	61,765,743	64,758,625	58,522,268

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013, 2014 and 2015

(e) Non-current assets by geographic area as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(in millions of Won)
Domestic	￦	33,837,971	32,693,800
Japan		177,322	174,979
China		1,745,125	1,631,863
Asia-other		4,867,569	5,969,215
North America		186,753	152,935
Others		2,367,036	1,390,109

	￦	43,181,776	42,012,901

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

POSCO
(Registrant)

/s/ Kwon, Oh-Joon
Name:	Kwon, Oh-Joon
Title:	Chief Executive Officer and Representative Director
Date:	April 28, 2016

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously