Form 20-F
period 2016-12-31
POSCO
filed 2017-04-27
CIK 889132

As filed with the Securities and Exchange Commission on April 27, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Kim, Jieun

POSCO Center, 440 Teheran-ro, Gangnam-gu

Seoul, Korea 06194

Telephone: +82-2-3457-1462; E-mail: jieun.kim@posco.com; Facsimile: +82-2-3457-1982

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

None

As of December 31, 2016, there were 79,997,665 shares of common stock, par value Won 5,000 per share, outstanding

(not including 7,189,170 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒        No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐        No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒        No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐        No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒        Accelerated filer ☐         Non-accelerated filer ☐        Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.    U.S. GAAP  ☐        IFRS  ☒        Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐        No   ☒

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

Not applicable

Item 1.C.  Auditor

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2015 and 2016 and for each of the years in the three-year period ended December 31, 2016 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA. English translations of such financial statements are furnished to the SEC under Form 6-K. Starting in 2012, we were required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of certain real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. See “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2012		2013		2014		2015		2016
	(In billions of Won, except per share data)
Revenue (1)	￦	63,345	￦	61,766	￦	64,759	￦	58,522	￦	52,940
Cost of sales (2)		55,921		54,914		57,465		52,018		46,271

Gross profit		7,425		6,852		7,293		6,504		6,668
Administrative expenses		2,129		2,232		2,310		2,395		2,292
Selling expenses		1,679		1,632		1,760		1,729		1,554
Other operating income		448		229		269		549		215
Other operating expenses		809		651		980		1,442		756

Operating profit		3,255		2,566		2,513		1,486		2,282
Share of loss of equity-accounted investees, net		(23)		(180)		(300)		(506)		(89)
Finance income		2,897		2,381		2,397		2,557		2,232
Finance costs		2,798		2,829		3,222		3,387		3,014

Profit before income tax		3,332		1,938		1,388		150		1,412
Income tax expense		974		589		824		267		380

Profit (loss)		2,358		1,349		564		(116)		1,032
Total comprehensive income (loss)		1,720		1,363		108		(278)		1,486
Profit (loss) for the period attributable to:
Owners of the controlling company		2,437		1,371		633		171		1,355
Non-controlling interests		(79)		(22)		(69)		(288)		(323)
Total comprehensive income (loss) attributable to:
Owners of the controlling company		1,887		1,439		182		24		1,814
Non-controlling interests		(167)		(75)		(73)		(302)		(328)
Basic and diluted earnings per share (3)		31,552		17,338		7,514		1,731		16,521
Dividends per share of common stock		8,000		8,000		8,000		8,000		8,000

Selected consolidated statements of financial position data

	As of December 31,
	2012		2013		2014		2015		2016
	(In billions of Won)
Working capital (4)	￦	11,993	￦	11,681	￦	10,833	￦	9,148	￦	10,711
Total current assets		31,817		32,039		33,208		29,502		29,655
Property, plant and equipment, net		32,276		35,760		35,241		34,523		33,770
Total non-current assets		47,711		52,802		52,636		51,246		50,483
Total assets		79,527		84,841		85,844		80,748		80,138

Short-term borrowings and current installments of long-term borrowings		10,509		10,714		12,195		12,371		10,195
Long-term borrowings, excluding current installments		14,412		15,533		15,233		12,849		12,510
Total liabilities		37,133		39,060		40,586		35,735		34,372

Share capital		482		482		482		482		482
Total equity		42,394		45,781		45,257		45,013		45,765

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2012		2013		2014		2015		2016
	(In billions of Won)
Net cash provided by operating activities	￦	7,319	￦	4,858	￦	3,412	￦	7,602	￦	5,269
Net cash used in investing activities		(6,169)		(8,752)		(3,745)		(4,535)		(3,755)
Net cash provided by (used in) financing activities		(908)		3,532		135		(2,242)		(3,951)
Net increase (decrease) in cash and cash equivalents		82		(472)		(186)		849		(2,424)
Cash and cash equivalents at beginning of the year		4,599		4,681		4,209		4,022		4,871
Cash and cash equivalents at end of the year		4,681		4,209		4,022		4,871		2,448

(1)	Includes sales by our consolidated subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	See Note 36 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 77,244,444 shares as of December 31, 2012, 78,009,654 shares as of December 31, 2013, 79,801,539 shares as of December 31, 2014, 79,993,834 shares as of December 31, 2015 and 79,996,389 shares as of December 31, 2016.

(4)	“Working capital” means current assets minus current liabilities.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
	(Per US$1.00)
2012	1,071.1	1,126.9	1,181.8	1,071.1
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
2015	1,172.0	1,131.5	1,203.1	1,068.1
2016	1,208.5	1,160.5	1,240.9	1,093.2
October	1,145.2	1,125.3	1,145.2	1,102.0
November	1,168.5	1,161.6	1,183.6	1,137.5
December	1,208.5	1,182.3	1,208.5	1,159.1
2017 (through April 26)	1,130.5	1,149.6	1,208.5	1,112.5
January	1,157.8	1,185.1	1,208.5	1,157.8
February	1,132.1	1,144.9	1,165.5	1,131.0
March	1,116.1	1,134.8	1,158.2	1,112.5
April (through April 26)	1,130.5	1,133.3	1,145.8	1,113.8

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which, in turn, have negatively impacted our steel business. The global economic outlook for the near future remains uncertain, particularly in light of the slowdown of economic growth and financial instability in China and other major emerging market economies, fluctuations in oil and commodity prices, financial difficulties affecting governments in southern Europe and Latin America, and political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia. In particular, the Chinese economy, which in recent years has been one of the main demand drivers in the global steel industry, has experienced a slowdown in growth since 2012 and continues to show signs of deterioration, despite successive fiscal and monetary stimulus measures implemented by the Chinese government.

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products that could have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and we may need to rationalize our production capacity and reduce fixed costs. In the past, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We produced 41.4 million tons of crude steel in 2014, 42.0 million tons in 2015 and 42.2 million tons in 2016. The average unit sales prices for our semi-finished and finished steel products were Won 936 thousand per ton in 2014, Won 798 thousand per ton in 2015 and Won 745 thousand per ton in 2016.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 39.4% of our total revenue from steel products produced and sold by us in 2016. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO Daewoo Corporation (“POSCO Daewoo”) are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. In particular, the global financial markets continue to experience significant volatility in light of the slowdown of economic growth in China and other major emerging economies as well as concerns regarding the financial difficulties affecting many governments worldwide, including southern Europe and Latin America, and low oil prices. In addition, political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia, has resulted in an increase in volatility in the global financial markets. Accordingly, the overall prospects for the Korean and global economies in the remainder of 2017 and beyond remain uncertain. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including in the wake of a referendum in the United Kingdom in June 2016 to exit from the European Union;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in March 2017 and the ensuing economic and other retaliatory measures by China);

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

the ongoing political scandal in Korea involving the impeachment and dismissal of the President and the resulting social unrest, as well as related investigations of large Korean business groups and their senior management for bribery, embezzlement and other possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements;

•

a decrease in tax revenue and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•

financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies (including those in the shipbuilding and shipping sectors), their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•

natural or man-made disasters that have a significant adverse economic or other impact on Korea (such as the sinking of the Sewol ferry in 2014, which significantly dampened consumer sentiment in Korea) or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the supply of oil or sudden increase in the price of oil;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

Our export sales and overseas sales to customers abroad accounted for 60.6% of our total revenue from steel products produced and sold by us in 2016. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 63.2% of our total export sales revenue from steel products produced and exported by us in 2016, and we expect our sales to these countries to remain important in the future. In particular, our export volume to China has increased in recent years and accounted for 29.0% of our total export sales revenue from steel products produced and exported by us in 2016. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets (such as the ongoing political scandal in Korea involving the impeachment and dismissal of the President), declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in March 2017 and the ensuing economic and other retaliatory actions by China), or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2016, 60.6% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 52.6 million dry metric tons of iron ore and 28.4 million wet metric tons of coal in 2016. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Peak Downs Australian premium hard coking coal) was US$126 in 2014, US$102 in 2015 and US$114 in 2016. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China index announced by Platts) was US$88 in 2014, US$51 in 2015 and US$54 in 2016.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. In the case of coal, globally influential buyers and sellers of coal determine benchmark prices of coal, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of coal and other factors. In the case of iron ore, the supplier and we typically agree on the purchase price primarily based on the spot market price periodically announced by Platts (Iron Ore 62% Fe, CFR China Index). As of December 31, 2016, 144 million tons of iron ore and 22 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. In recent years, driven in part by strong growth in steel consumption in the developing world, particularly in China, the global steel industry has experienced renewed interest in expansion of steel production capacity. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In addition, the global steel industry has experienced consolidation in the past, including through the merger of Mittal and Arcelor in 2006. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A. and new market entrants, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

Construction. POSCO E&C, our consolidated subsidiary, operates in the highly competitive construction industry. Competition is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. Intense competition among construction companies may result in, among other things, a decrease in the price POSCO E&C can charge for its services, difficulty in winning bids for construction projects, an increase in construction costs and difficulty in obtaining high-quality contractors and qualified employees.

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

In part to prepare for the eventual maturation of the Korean steel market, we have made investments in recent years to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC projects in the steel sector and natural resources development, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, and production of comprehensive materials such as lithium, nickel, magnesium and cobalt. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy.

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

As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We proactively participate in and plan for such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, all such cases have been product and market-specific, and thus have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

We participate in overseas natural resources exploration, development and production projects abroad, which expose us to various risks.

As part of consortia or through acquisitions of minority interests, we engage in overseas natural resources exploration, development and production projects in various locations, including a gas field exploration project in Myanmar through POSCO Daewoo. POSCO Daewoo began recognizing revenue from the Myanmar gas field project starting in 2013. We may also selectively acquire or invest in companies or businesses that engage in such activities. As part of our efforts to diversify our operations, we intend to selectively expand our operations by carefully seeking out promising exploration, development and production opportunities abroad. To the extent that we enter into these arrangements, our success in these endeavors will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us, as well as our ability to finance such investments.

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

We engage in engineering and construction activities through POSCO E&C. The Construction Segment is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The Government has taken measures to support the Korean construction industry in recent years, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. Although the Korean residential real estate market has shown signs of recovery in recent years and the Government expects to moderately increase the level of the domestic public sector’s construction activities in 2017, the demand for construction activities abroad remains weak and the overall prospects for Korean construction companies in 2017 and beyond remain uncertain.

In part due to the weakening of market conditions in the domestic construction industry as well as a decrease in demand for EPC projects in Korea and abroad, the Construction Segment’s external revenue decreased by 20.5%, or Won 1,747 billion, from Won 8,516 billion in 2015 to Won 6,768 billion in 2016. In 2016, POSCO E&C and POSCO Engineering Co., Ltd., a consolidated subsidiary of POSCO E&C, also incurred restructuring expenses related to their early retirement programs as well as losses related to some of their EPC projects abroad, which contributed to an increase in loss of the Construction Segment (prior to adjusting for inter-company transactions that are eliminated during consolidation, good will and corporate fair-value adjustments, income tax expense and basis difference) by 409.2%, or Won 1,128 billion, from Won 276 billion in 2015 to Won 1,404 billion in 2016. Our Construction Segment’s revenues could decrease further in the event of a prolonged general downturn in the construction market resulting in weaker demand, which could adversely affect our business, results of operations or financial condition.

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

If unforeseen additional expenses arise over the course of a construction project, such expenses are usually borne by POSCO E&C, and its profit from the project will be correspondingly reduced or eliminated. For example, we incurred loss of Won 157 billion in 2016 in connection with a delay in the construction of CSP-Companhia Siderurgia do Pecem steel plant complex in Brazil. If POSCO E&C experiences significant unforeseen additional expenses with respect to its fixed price projects, it may incur losses on such projects, which could have a material adverse effect on its financial condition and results of operations.

We are subject to environmental regulations, and our operations could expose us to substantial liabilities.

We are subject to national and local environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide relating to our manufacturing process, and our steel manufacturing and construction operations could expose us to risk of substantial liability relating to environmental or health and safety issues, such as those resulting from discharge of pollutants and carbon dioxide into the environment, the handling, storage and disposal of solid or hazardous materials or wastes and the investigation and remediation of contaminated sites. We may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. For example, primarily relating to contamination of land near our magnesium smelting plant located in Gangneung, Korea and gas treatment plant located in our Pohang Works, we had Won 48 billion as provisions for the restoration as of December 31, 2016 (Won 10 billion as current liabilities and Won 38 billion as non-current liabilities), which represent the present value of estimated costs for recovery outstanding as of such date. We may also be subject to associated liabilities, including liabilities for natural resource damage, third party property damage or personal injury resulting from lawsuits brought by the Government or private litigants. In the course of our operations, hazardous wastes may be generated at third party-owned or operated sites, and hazardous wastes may be disposed of or treated at third party-owned or operated disposal sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites, for any associated natural resource damage, and for civil or criminal fines or penalties.

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

Political and societal unrest surrounding the impeachment of President Park Geun-hye could adversely affect the Korean economy.

In November 2016, the Korean prosecutor’s office indicted a confidant of President Park Geun-hye who had allegedly used her ties with the President to extort donations from Korean business groups for two nonprofit foundations over which she is purported to have substantial influence, as well as a number of current and former presidential aides, on charges of, among others, abuse of power, coercion and leaking classified documents. On November 30, 2016, a special independent prosecutor was appointed to conduct an investigation of the extent of the President’s involvement, and mass weekend rallies have been held in Seoul and other cities both to protest against, and to express support for, President Park.

On December 9, 2016, the National Assembly voted in favor of impeaching President Park for a number of alleged constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. President Park was suspended from power immediately, with the prime minister simultaneously taking over the role of acting President. On March 10, 2017, the Constitutional Court unanimously upheld the parliamentary vote to impeach President Park, triggering her immediate dismissal. A special election to elect a new President is scheduled to be held on May 9, 2017. In connection with its investigation of former President Park, the special independent prosecutor also conducted related investigations of several large Korean business groups and members of their senior management for bribery, embezzlement and other possible misconduct, which the Korean prosecutor’s office has continued following the end of the special independent prosecutor’s term. There is no assurance that such events will not have a material adverse effect on the Korean economy.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program and it conducted additional ballistic missile tests in June 2016, a submarine-launched ballistic missile test in August 2016 and an intermediate-range ballistic missile test in February 2017. In February 2017, the United Nations Security Council issued a unanimous statement condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 and February 2013, which increased tensions in the region and elicited strong objections worldwide. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea, while the United States and the European Union also imposed additional sanctions on North Korea. In September 2016, North Korea conducted a fifth nuclear test, claiming to have successfully detonated a nuclear warhead that could be mounted on missiles, which claim has not been independently verified.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from North Korea and Korea subsequently met for discussions and entered into an agreement on August 25, 2015 intending to defuse military tensions.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran and Sudan. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, POSCO Daewoo engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran and Sudan. We believe that such activities and investments do not involve any U.S. goods or services. Our activities and investments in Iran and Sudan accounted for approximately 0.2% of our consolidated revenues in 2014, 0.7% in 2015 and 0.6% in 2016.

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

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately

42.2 million tons of crude steel in 2016 and approximately 42.0 million tons in 2015, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2016, we had approximately 47.6 million tons of annual crude steel and stainless steel production capacity, including 17.6 million tons of production capacity Pohang Works and 24.8 million tons of production capacity of Gwangyang Works. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

We sell primarily to the Korean market. Domestic sales accounted for 39.4% of our total revenue from steel products produced and sold by us in 2016 and 40.3% in 2015. On a non-consolidated basis, we believe that we had an overall market share of approximately 41% of the total sales volume of steel products sold in Korea in 2016 as well as in 2015. Our export sales and overseas sales to customers abroad accounted for 60.6% of our total revenue from steel products produced and sold by us in 2016 and 59.7% in 2015. Our major export market is Asia, with China accounting for 29.0%, Asia other than China and Japan accounting for 23.9%, and Japan accounting for 10.4% of our total steel export revenue from steel products produced and exported by us in 2016 and Asia other than China and Japan accounting for 28.2%, China accounting for 25.3% and Japan accounting for 9.5% of our total steel export revenue from steel products produced and exported by us in 2015.

We also engage in businesses that complement our steel manufacturing operations as well as carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally, in part to prepare for the eventual maturation of the Korean steel market. POSCO E&C is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. POSCO Daewoo is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. POSCO Energy Corporation is the largest private power generation company in Korea.

We generated revenue of Won 58,522 billion and loss of Won 116 billion in 2015, compared to revenue of Won 52,940 billion and profit of Won 1,032 billion in 2016. We had total assets of Won 80,748 billion and total equity of Won 45,013 billion as of December 31, 2015, compared to total assets of Won 80,138 billion and total equity of Won 45,765 billion as of December 31, 2016.

Business Strategy

Leveraging on our success over the past five decades, our goal is to strengthen our position as one of the leading steel producers in the world through focusing on core technologies, further solidifying our market leading position in Korea, and pursuing operational efficiencies to increase our margins in markets abroad. In order to compete effectively in the dynamic global market environment driven by emerging economies and increasing demand for more environmentally friendly products, we are committed to leveraging our competitive advantages that enable us to further enhance our leadership positions in the global steel industry as well as selectively pursue growth opportunities outside of the steel industry.

We seek to strengthen our competitiveness and pursue growth through the following four business strategies:

Maintain Technology Leadership in Steel Manufacturing and Focus on Premium Products

As part of our strategy, we have identified core premium products that we plan to further develop, such as premium automotive steel sheets, silicon steel and API grade steel, and we will continue to invest in developing innovative products, such as steel products with high formability or ultra-high strength, that address the evolving needs of our sophisticated customers for their next generation of products and offer the greatest potential returns. In order to increase our competitiveness and the proportion of our sales of higher margin, higher value added products, we plan to make additional investments in the development of innovative manufacturing and engineering technologies and upgrade our facilities in Korea and abroad through continued modernization and rationalization. We believe that our proprietary technologies and expertise in developing best-in-class steel production facilities, ability to independently and cost-effectively construct such facilities, and know how in their efficient operation and management enable us to develop premium products at a highly competitive cost structure.

We believe that innovation is a key element of our culture and critical to our success. We will continue our research and development efforts on developing even more environmentally friendly technologies that align with our customers’ changing needs and desires as well as addressing emerging technological trends. For example, we will continue to refine FINEX, a low cost, environmentally friendly steel manufacturing process that optimizes our production capacity by utilizing low grade iron ore fines and using coal as an energy source and a reducing agent. We believe that FINEX offers considerable environmental and economic advantages through elimination of major sources of pollution such as facilities that pretreat raw materials, as well as reducing operating and raw material costs.

Improve Profitability of Our Non-Steel Business

We have selectively explored opportunities during the past decade in growth industries that complement our core steel operations and are integral to our overall business strategy, and we have identified trading, infrastructure construction, energy and comprehensive materials as our key areas of focus. In recent years, we have pursued strategic cost cutting measures through restructuring of our subsidiaries, and management discipline has strengthened and will continue to strengthen our corporate competitiveness in our non-steel business areas. We also plan to bolster the competitiveness of these businesses by developing core capabilities that enable us to offer innovative products and services that address our evolving customers’ needs as follows:

•

Trading. POSCO Daewoo, a global trading company that we acquired in 2010, primarily engages in trading of steel and raw materials as well as investing in energy development projects. POSCO Daewoo plans to pursue opportunities to offer customized solutions to its trading partners in key global markets with the need for high value added products such as specialized steel products.

•

Infrastructure Construction. POSCO E&C is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. POSCO E&C plans to implement a front-end engineering design approach to control project expenses, and focus on construction of industrial plants that maximize production efficiency and are environmentally friendly, as well as commercial and residential complexes that utilize innovative information and technology enhancements.

•

Energy. POSCO Energy, Korea’s largest private power generation company, plans to pursue cost-cutting through operational and process innovations to more efficiently operate LNG combined cycle power generation facilities and improve profitability.

•

Comprehensive Materials. We plan to focus on the development of comprehensive materials that we believe will increase in demand, as described below. We will continue to identify new comprehensive materials and selectively seek investment opportunities that we believe will generate attractive returns.

Pursue Future Growth in Production of Comprehensive Materials and Offer Integrated Energy Solutions

We plan to leverage our expertise in production of various steel applied materials and venture into the fast growing and high value added business of producing environmentally friendly comprehensive materials. In particular, demand for lithium ion batteries has been increasing in recent years, and we have identified lithium, along with nickel, magnesium and titanium, as our main investment areas. We have developed proprietary technology to extract lithium from its brine in approximately one month compared to twelve months through conventional production processes. Leveraging on such technology, we completed the construction of a lithium production plant in Gwangyang Works in February 2017 with an annual production capacity of approximately 2,500 tons of lithium. Subject to market conditions, we plan to further expand our production capacity of lithium and nickel in the near future, as well as invest in the development of light-weight materials such as magnesium steel used in high-end automobiles and titanium materials for the aviation industry.

We also plan to pursue strategic investments to further strengthen our capabilities in the energy industry. We believe that the energy industry is a sustainable business area that offers us attractive opportunities. Leveraging on its know-how as the largest private power generation company in Korea, POSCO Energy plans to expand its network of gas storage tanks in Northeast Asia and engage in LNG trading activities, as well as expand its independent power producing (“IPP”) business with other member companies of the POSCO Group in strategic Southeast Asian countries where POSCO already has a presence. Leveraging the expertise of various member companies of the POSCO Group, we cover all aspects of the IPP business, including project planning, power plant construction as well as operational and maintenance services. In addition, POSCO Energy plans to invest in the renewable energy business, including commercialization of micro grids for limited geographic locations as well as development of solar power-enabled infrastructure.

Integrate Information and Communications Technology to Pursue Operational and Process Innovations and Create Additional Value

We seek to achieve cost reductions as well as create additional value through integration of information and communications technology in various aspects of our operations as follows:

•

Steel Operations. In our steel operations, we plan to pursue modernization and rationalization of our production facilities that integrate information and communications technology to create smart factories, which will enable us to pursue additional cost reductions as well as shorten commercialization periods.

•

Construction Operations. In our construction operations, we plan to integrate information and communications technology to minimize design errors and improve construction quality, as well as specialize in the construction of technologically advanced buildings and other architectural works.

•

Energy Operations. In our energy operations, we plan to pursue modernization and rationalization of our power generation plants that integrate information and communications technology to create more efficient and safer power generation plants as well as enable us to more efficiently distribute power through the operation of a virtual power plant central controlling center.

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

	For the Year Ended December 31,
	2014			2015			2016
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	9,336	29.3%	￦	8,373	29.6%	￦	8,467	31.5
Hot rolled products		5,346	16.8		4,685	16.6		4,377	16.3
Stainless steel products		6,830	21.5		6,085	21.5		6,064	22.6
Plates		3,519	11.1		2,809	9.9		2,762	10.3
Wire rods		2,160	6.8		1,932	6.8		1,747	6.5
Silicon steel sheets		1,267	4.0		1,323	4.7		1,100	4.1

Sub-total		28,458	89.4		25,208	89.1		24,517	91.3

Others		3,384	10.6		3,085	10.9		2,327	8.7

Total	￦	31,842	100.0%	￦	28,293	100.0%	￦	26,844	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries.

	For the Year Ended December 31,
	2014		2015		2016
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,881	39.1%	11,995	38.0%	12,713	38.7%
Hot rolled products	7,783	25.6	8,541	27.0	8,632	26.2
Stainless steel products	2,650	8.7	2,758	8.7	3,027	9.2
Plates	4,638	15.3	4,588	14.5	4,748	14.4
Wire rods	2,400	7.9	2,667	8.4	2,737	8.3
Silicon steel sheets	1,038	3.4	1,031	3.3	1,032	3.1

Total (1)	30,390	100.0%	31,580	100.0%	32,888	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO Daewoo) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 9,176 billion in 2014, Won 8,365 billion in 2015 and Won 6,403 billion in 2016. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 12.7 million tons in 2016, representing 38.7% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2016, our sales volume of cold rolled products produced by us and directly sold to external customers increased by 6.0% compared to our sales volume in 2015 primarily due to an increase in sales of cold rolled products manufactured and sold by POSCO Mexico S.A. de C.V.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we had a domestic market share for cold rolled products of approximately 39% on a non-consolidated basis in 2016.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 8.6 million tons in 2016, representing 26.2% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2016, our sales volume of hot rolled products produced by us and directly sold to external customers increased by 1.1% compared to our sales volume in 2015, primarily due to completion of rationalization of certain hot rolled product manufacturing facilities, which in turn led to increases in production and sales volume.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we had a domestic market share for hot rolled products of approximately 39% on a non-consolidated basis in 2016.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 3.0 million tons in 2016, representing 9.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 9.2% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2016, they represented 22.6% of our total revenue from steel products in 2016. In 2016, our sales volume of stainless steel products produced by us and directly sold to external customers increased by 9.8% compared to our sales volume in 2015 primarily reflecting increased demand resulting from our efforts to focus more on marketing of higher margin, higher value-added products, which was in part met by an increase in our production capacity of stainless steel products, as well as a decrease in the global inventory of stainless steel products resulting from the Chinese government’s restriction of steel production in China. Production efficiency enhancements to our electric furnaces used in the production of stainless steel products also contributed to increases in production and sales volume.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we had a domestic market share for stainless steel products of approximately 43% on a non-consolidated basis in 2016.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 4.7 million tons in 2016, representing 14.4% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2016, our sales volume of plates produced by us and directly sold to external customers increased by 3.5% compared to our sales volume in 2015 primarily due to an increase in sales to companies in the oil and gas industry and other industrial companies, which was offset in part by a decrease in demand from the shipbuilding industry.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we had a domestic market share for plates of approximately 38% on a non-consolidated basis in 2016.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2.7 million tons in 2016, representing 8.3% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2016, our sales volume of wire rods produced by us and directly sold to external customers increased by 2.6% compared to 2015.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we had a domestic market share for wire rods of approximately 54% on a non-consolidated basis in 2016.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 1.0 million tons in 2016, representing 3.1% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2016, our sales volume of silicon steel sheets produced by us and directly sold to external customers increased by 0.2% compared to 2015.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers, we had a domestic market share for silicon steel sheets of approximately 80% on a non-consolidated basis in 2016.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 39.4% of our total revenue from steel products produced and sold by us in 2016. Our export sales and overseas sales to customers abroad represented 60.6% of our total revenue from steel products in 2016. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of steel products sold in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2014	2015	2016
POSCO’s sales (1)	40.6%	40.8%	40.6%
Other domestic steel companies’ sales	27.6	27.7	27.6
Imports	31.8	31.5	31.8

Total	100.0%	100.0%	100.0%

(1)	POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 60.6% of our total revenue from steel products produced and sold by us in 2016, 63.2% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products decreased by 7.9% from 21,901 billion in 2015 to Won 20,163 billion in 2016.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2014			2015			2016
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
China	￦	6,057	26.6%	￦	5,541	25.3%	￦	5,840	29.0%
Asia (other than China and Japan)		6,434	28.3		6,174	28.2		4,821	23.9
Japan		2,668	11.7		2,075	9.5		2,089	10.4
Europe		1,428	6.3		1,751	8.0		1,914	9.5
Middle East		323	1.4		372	1.7		187	0.9
North America		2,131	9.4		2,162	9.9		2,019	10.0
Others		3,689	16.2		3,826	17.5		3,292	16.3

Total	￦	22,731	100.0%	￦	21,901	100.0%	￦	20,163	100.0%

	For the Year Ended December 31,
	2014			2015			2016
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	6,907	30.4%	￦	6,373	29.1%	￦	6,852	34.0%
Hot rolled products		3,646	16.0		4,032	18.4		2,999	14.9
Stainless steel products		5,615	24.7		5,265	24.0		5,227	25.9
Plates		1,596	7.0		1,465	6.7		1,486	7.4
Wire rods		783	3.4		674	3.1		585	2.9
Silicon steel sheets		771	3.4		807	3.7		821	4.1
Others		3,412	15.0		3,284	15.0		2,194	10.9

Total	￦	22,731	100.0%	￦	21,901	100.0%	￦	20,163	100.0%

The table below sets out the world’s apparent steel use for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
Apparent steel use (million metric tons)	1,545	1,501	1,515
Percentage of annual increase	0.7%	(2.9)%	1.0%

Source: World Steel Association.

Recently, the general weakness of the global economy, the slowdown in growth of the Chinese economy and fluctuations in oil and commodity prices have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. The World Steel Association forecasts that global apparent steel use is expected to increase by 1.3% to 1,535 million metric tons in 2017.

In recent years, driven in part by strong growth in steel consumption in emerging economies, the global steel industry has experienced renewed interest in expansion of steel production capacity. The Organisation for Economic Co-operation and Development estimated the global crude steel production capacity to be 2,390 million metric tons in 2016. The increased production capacity, combined with weakening demand due primarily to the recent slowdown of the global economy as well as a slowdown in demand growth from China, has resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if the slowdown of the global economy continues or demand from developing countries that have experienced significant growth during the past decade does not meet the growth in production capacity.

We distribute our export products mostly through Korean trading companies, including POSCO Daewoo, and our overseas sales subsidiaries. Our largest export market in 2016 was China, which accounted for 29.0% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China amounted to Won 5,541 billion in 2015 and Won 5,840 billion in 2016. Our exports to China increased by 5.4% in 2016 primarily due to an increase in sales of automotive steel sheets to the Chinese automotive industry.

Our second largest export market in 2016 was Asia (other than China and Japan), which accounted for 23.9% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were hot rolled products and cold rolled products. Our exports to Asia (other than China and Japan) decreased by 21.9% from Won 6,174 billion in 2015 to Won 4,821 billion in 2016 primarily due to a decrease in export sales to India due to implementation of certain trade barriers, including reference pricing.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

From time to time, our exporting activities have become subject to anti-dumping, safeguard and countervailing proceedings. As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We proactively participate in and plan for such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, all such cases have been product and market-specific, and thus have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years.

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

Both our export prices and domestic sales prices decreased from 2014 to 2016, reflecting production over-capacity in the global steel industry. We may decide to adjust our sales prices in the future subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.8 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2016, POSCO imported approximately 52.6 million dry metric tons of iron ore and 28.4 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia.

In 2016, we purchased a substantial portion of our iron ore and coal imports pursuant to long-term contracts. Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. In the case of coal, globally influential buyers and sellers of coal determine benchmark prices of coal, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of coal and other factors. In the case of iron ore, the supplier and we typically agree on the purchase price primarily based on the spot market price periodically announced by Platts (Iron Ore 62% Fe, CFR China Index). We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through an acquisition of a minority interest. We secured approximately 47% of our iron ore and coal imports in 2016 from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Brazil, New Caledonia and Canada. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Peak Downs Australian premium hard coking coal) was US$126 in 2014, US$102 in 2015 and US$114 in 2016. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China index announced by Platts) was US$88 in 2014, US$51 in 2015 and US$54 in 2016. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Japan, Indonesia and Colombia. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$16,871 in 2014, US$11,836 in 2015 and US$9,599 in 2016.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. These dedicated vessels transported approximately 84% of the total requirements in 2016, and the remaining approximately 16% was transported by vessels retained through short to medium term contracts, depending on market conditions. The Asia Pacific region, including Australia, and the Atlantic region, including Brazil, are the main regions where the vessels are loaded, and they accounted for approximately 87% and 13%, respectively, of our total requirements in 2016. We plan to continue to optimize the fleet of dedicated vessels that we use by 2020 in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we had a market share of approximately 39% on a non-consolidated basis in 2016, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 39% and 43%, respectively, on a non-consolidated basis in 2016, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

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

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In the past decade, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. Competition from global steel manufacturers with significant production capacity such as ArcelorMittal S.A., and new market entrants, especially from China and India, could result in a significant increase in competition. In recent years, excess capacity from developing countries, particularly China, has resulted in downward pressure on global steel prices. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

Korea. In order to expand our sale of value-added products, we established POSCO Coated & Color Steel Co., Ltd. by merging a coated steel manufacturer and a color sheet manufacturer in March 1999. POSCO Coated & Color Steel has an aggregate annual production capacity of 600 thousand tons of galvanized and aluminized steel sheets widely used in the construction, automotive parts and home appliances industries. POSCO Coated & Color Steel also has an aggregate annual production capacity of 350 thousand tons of color sheets that are mainly used for interior and exterior materials and home appliances. In 2016, POSCO Coated & Color Steel produced 581 thousand tons of galvanized and aluminized steel sheets and 302 thousand tons of color sheets.

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation), which commenced production of stainless cold rolled steel products in December 1998. Zhangjiagang Pohang Stainless Steel produced 1,212 thousand tons of stainless steel products in 2016. See “— Other Production Facilities Abroad — Zhangjiagang Pohang Stainless Steel.”

We established Qingdao Pohang Stainless Steel Co., Ltd., a wholly owned subsidiary set up to manufacture and sell stainless cold rolled steel products in China. The plant became operational in December 2004, with an annual production capacity of 180 thousand tons of stainless cold rolled steel products. Qingdao Pohang Steel produced 219 thousand tons of such products in 2016.

In August 2003, we entered into a joint venture agreement with Benxi Iron and Steel Group in China to establish Benxi Steel POSCO Cold Rolled Sheet Co., Ltd. The cold rolling mill with an annual production capacity of 1,950 thousand tons became operational in March 2006, and the company produced 1,728 thousand tons of such products in 2016. We currently hold a 25.0% interest in this joint venture.

In June 2016, we entered into agreements with Chongqing Iron & Steel Co., Ltd. in China to establish Chongqing POSCO CISL Automotive Steel Co., Ltd. and Chongqing CISL High Strength Cold Rolling Steel Co., Ltd. We currently hold a 51.0% interest in Chongqing POSCO CISL Automotive

Steel Co., Ltd., which is constructing a steel manufacturing plant with production capacity of 450 thousand tons of continuous galvanized steel with target completion in August 2018. In addition, we currently hold a 10.0% interest in Chongqing CISL High Strength Cold Rolling Steel Co., Ltd., which is constructing a steel manufacturing plant with production capacity of 1,800 thousand tons of cold-rolled and other related products with target completion in December 2018.

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd., a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We hold a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013 with an annual production capacity of 3,000 thousand tons of plates and slabs. PT. Krakatau POSCO produced 2,988 thousand tons of plates and slabs in 2016. See “— Other Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We previously entered into an agreement with Nippon Steel & Sumitomo Metal Corporation to establish POSCO Vietnam Co., Ltd., a joint venture company in Vietnam for the manufacture and sale of cold rolled steel products. In March 2015, we acquired the interest owned by Nippon Steel & Sumitomo Metal Corporation, and we hold a 100.0% interest in the subsidiary. We completed the construction of a plant in September 2009 with an annual production capacity of 1,200 thousand tons of cold rolled products and commenced commercial production. POSCO Vietnam produced 1,071 thousand tons of such products in 2016.

We established POSCO SS VINA Co., Ltd., a wholly owned subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. The plant became operational in June 2015, with an annual production capacity of 1,100 thousand tons of shape steel and steel reinforcement products. POSCO SS VINA Co., Ltd. produced 581 thousand tons of shape steel and steel reinforcement products in 2016. See “Other Production Facilities Abroad — POSCO SS VINA.”

Thailand. In order to secure an alternative sales source for stainless cold rolled steel products and an export base for expanding into the Southeast Asia stainless steel markets, we acquired a controlling interest in Thainox Stainless Public Company Limited, a major stainless steel manufacturer in Thailand, in September 2011. We renamed the company as POSCO Thainox Public Company Limited in October 2011 and currently hold an 84.9% interest in the company. The company produced 211 thousand tons of stainless cold rolled products in 2016.

United States. We entered into a 50-50 joint venture between U.S. Steel Corporation and us called USS-POSCO Industries Corporation. We sell hot rolled products to USS-POSCO Industries, which uses such products to manufacture cold rolled and galvanized steel products and tin-plate products for sale in the United States. USS-POSCO Industries produced 759 thousand tons of such products in 2016.

Mexico. In Mexico, POSCO Mexico S.A. de C.V. completed the construction of a plant in August 2009 with an annual production capacity of 0.4 million tons of cold rolled products and commenced commercial production to supply automotive manufacturers in Mexico, Southeastern United States and South America. POSCO Mexico expanded its annual production capacity to 900 thousand tons of galvanized steel products in December 2013, and produced 558 thousand tons of cold rolled products in 2016.

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

We have also established supply chain management centers around the world to provide processing and logistics services such as cutting flat steel products to smaller sizes to meet customers’ needs. In 2016, our 31 supply chain management centers recorded aggregate sales of 6,866 thousand tons of steel products.

Trading

Our trading activities consist primarily of trading activities of POSCO Daewoo. Our consolidated subsidiaries that also engage in trading activities include POSCO Asia Company Limited located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan, POSCO America Corporation located in Georgia, U.S.A. and POSCO South Asia Co., Ltd. located in Bangkok, Thailand. In March 2017, POSCO Processing & Service Co., Ltd., which primarily engaged in trading of steel products, merged into POSCO Daewoo.

POSCO Daewoo is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles. POSCO Daewoo was established in December 2000 when the international trading and construction businesses of Daewoo Corporation were spun off into three separate companies as part of a debt workout program of Daewoo Corporation.

The following table sets forth a breakdown of POSCO Daewoo’s total consolidated sales by export sales, domestic sales and third-party trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2014			2015			2016
	(in billions of Won, except percentages)
Export trading sales:
Steel and metal	￦	5,051	24.8%	￦	4,648	26.5%	￦	4,185	25.4%
Chemical and commodities		1,836	9.0		1,445	8.2		1,277	7.7
Automobile and machinery parts		1,965	9.6		2,003	11.4		1,986	12.0
Electronics and miscellaneous items		44	0.2		42	0.2		3	0.0
Natural resources items		—	—		—	—		2	0.0

Sub-total		8,895	43.6		8,138	46.4		7,453	45.2

Domestic trading sales:
Steel and metal	￦	737	3.6%	￦	506	2.9%	￦	473	2.9%
Chemical and commodities		81	0.4		92	0.5		90	0.5
Automobile and machinery parts		56	0.3		62	0.4		40	0.2
Electronics and miscellaneous items		11	0.1		—	—		—	—
Other goods		49	0.2		23	0.1		—	—

Sub-total		935	4.6		683	3.9		603	3.7

Manufactured product sales	￦	22	0.1	￦	6	0.0	￦	13	0.1

Third-Country Trades:
Trading	￦	14,284	70.0%	￦	11,569	66.0%	￦	10,376	62.9%
Natural resources development		550	2.7		714	4.1		1,504	9.1
Manufactured product trading		266	1.3		242	1.4		192	1.2

Total third-country trades		15,100	74.0		12,525	71.5		12,072	73.2

Consolidation adjustments		(4,615)	(22.7)		(3,910)	(22.3)		(3,649)	(22.1)

Total sales	￦	20,408	100.0%	￦	17,527	100.0%	￦	16,492	100.0%

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

Natural Resources Development Activities. POSCO Daewoo also invests in energy and mineral development projects throughout the world. In particular, POSCO Daewoo joined a consortium with Korea Gas Corporation, ONGC Videsh Ltd. and the Gas Authority of India Ltd. in November 2002, which made a successful bid in the gas exploration, development and production project in the Myanmar A-1 gas field. In October 2005, the consortium made a successful bid in the gas exploration, development and production project in the Myanmar A-3 gas field, located adjacent to the Myanmar A-1 gas field. In December 2008, the consortium entered into a sales agreement with China National United Oil Corporation to sell the gas produced from the A-1 and A-3 gas fields for a period of 30 years after the commencement of production. In August 2010, Myanmar Oil & Gas Enterprise, the national oil and gas company of Myanmar, acquired a 15.0% interest in each of the projects. POSCO Daewoo holds a 51.0% interest in each of the A-1, A-3 and off-shore pipeline projects and a 25.0% interest in the on-shore pipeline project. Production of gas from these gas fields commenced in July 2013 and POSCO Daewoo recognized revenue from the Myanmar gas field project starting in November 2013. POSCO Daewoo recognized revenues of approximately Won 467 billion in 2014, Won 652 billion in 2015 and Won 530 billion in 2016 from the Myanmar gas field project.

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

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy Corporation’s total power generation capacity was approximately 4,526 megawatts as of December 31, 2016. POSCO Energy Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

LNG Logistics. In an effort to reduce our dependency on oil, we became the first private company in Korea to import LNG in 2005, and we have steadily increased the use of natural gas for energy generation at our steel production facilities. We operate an LNG receiving terminal with an aggregate capacity to process up to 2.4 million tons of LNG annually in Gwangyang. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. We are in the process of building a synthetic natural gas production plant with an annual capacity of 500,000 tons in Gwangyang that will become operational during 2017. We believe that the synthetic natural gas production plant provides us with a stable supply of LNG substitutes that we can utilize to meet our growing needs for energy generation.

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

Item 4.D.  Property, Plants and Equipment

Our principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang City in the southwestern region of Korea. We also maintain and operate production properties abroad, including plants operated by Zhangjiagang Pohang Stainless Steel in China, PT. Krakatau POSCO in Indonesia and POSCO SS Vina in Vietnam. We may increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”

Production Facilities in Korea

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

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of 43 plants, including iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating ships as large as 250,000 tons for unloading raw materials, storage areas for up to 34 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Pohang Works consumed approximately 418 thousand tons of LNG and approximately 11,464 gigawatt hours of electricity in 2016. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

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

Gwangyang Works is comprised of 47 plants, including iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating ships as large as 300,000 tons for unloading raw materials, storage areas for approximately 25 days’ supply of raw materials and separate docking facilities for ships carrying products for export. Gwangyang Works consumed approximately 317 thousand tons of LNG and approximately 13,366 gigawatt hours of electricity in 2016.

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

Capacity Utilization Rates

The following table sets out the capacity utilization rates of our production facilities in Korea for the periods indicated.

	As of or for the Year Ended December 31,
	2014	2015	2016
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	38.20	42.41	42.39
Actual crude steel and stainless steel output (million tons)	37.65	37.97	37.50
Capacity utilization rate (%) (1)	98.6%	89.5%	88.5%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

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

Zhangjiagang Pohang Stainless Steel

The following table sets out Zhangjiagang’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2014	2015	2016
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	1.15	1.17	1.16
Capacity utilization rate (%) (1)	104.9%	106.1%	105.2%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2014	2015	2016
Crude steel production capacity as of end of the year (million tons per year)	3.00	3.00	3.00
Actual crude steel output (million tons)	1.90	2.72	2.91
Capacity utilization rate (%) (1)	63.4%	90.7%	97.0%

(1)	Calculated by dividing actual crude steel output by the actual crude steel capacity for the relevant period as determined by us.

POSCO SS VINA Co., Ltd.

The following table sets out POSCO SS VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2015	2016
Crude steel production capacity as of end of the year (million tons per year)	1.10	1.10
Actual crude steel output (million tons)	0.17	0.64
Capacity utilization rate (%) (1)	15.8%	58.0%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

While we believe we are in compliance with applicable environmental laws and regulations in all material respects, we may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. For example, primarily relating to contamination of land near our magnesium smelting plant located in Gangneung, Korea and gas treatment plant located in our Pohang Works, we had Won 48 billion as provisions for the restoration as of December 31, 2016 (Won 10 billion as current liabilities and Won 38 billion as non-current liabilities), which represent the present value of estimated costs for recovery outstanding as of such date.

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

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, a trading segment, an engineering and construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists primarily of global trading activities and natural resources development activities of POSCO Daewoo. POSCO Daewoo exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG logistics, and network and system integration. See Note 41 of Notes to Consolidated Financial Statements.

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

In 2016, unit sales prices in Won for each of our principal product lines of steel products produced by us and directly sold to external customers decreased. The weighted average unit price for such products decreased by 6.6% from 2015 to 2016, despite a depreciation in the average value of the Won against the Dollar in 2016 that increased our export prices in Won terms. The average exchange rate of the Won against the Dollar depreciated from Won 1,131.5 to US$1.00 in 2015 to Won 1,160.5 to US$1.00 in 2016.

The unit sales price of silicon steel products, which accounted for 3.1% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by 17.0% in 2016. The unit sales price of wire rods, which accounted for 8.3% of total sales volume of such products, decreased by 11.9% in 2016. The unit sales price of stainless steel products, which accounted for 9.2% of total sales volume of such products, decreased by 9.2% in 2016. The unit sales price of hot rolled products, which accounted for 26.2% of total sales volume of such products, decreased by 7.6% in 2016. The unit sales price of plates, which accounted for 14.4% of total sales volume of such products, decreased by 5.0% in 2016. The unit sales price of cold rolled products, which accounted for 38.7% of total sales volume of such products, decreased by 4.6% in 2016.

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2014		2015		2016
	(In thousands of Won per ton)
Cold rolled products	￦	786	￦	698	￦	666
Hot rolled products		687		549		507
Stainless steel products		2,577		2,207		2,003
Plates		759		612		582
Wire rods		900		724		638
Silicon steel sheets		1,221		1,284		1,065

Average (1)	￦	936	￦	798	￦	745

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed principal products produced by us and directly sold to external customers. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.” The average unit sales price calculation does not include sales results of steel products categorized as “others.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
	(Percentage of net sales)
Cost of sales	88.7%	88.9%	87.4%
Selling and administrative expenses	6.3	7.0	7.3
Gross margin	11.3	11.1	12.6
Operating profit margin	3.9	2.5	4.3

Our operating profit margin decreased from 3.9% in 2014 to 2.5% in 2015 but recovered to 4.3% in 2016, as discussed below.

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

	For the Year Ended December 31,
	2014	2015	2016
Crude steel and stainless steel production capacity (million tons per year) (1)	43.5	47.6	47.6
POSCO	38.2	42.4	42.4
POSCO Specialty Steel Co., Ltd. (1)	1.2	—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.1	1.1	1.1
PT. Krakatau POSCO Co., Ltd.	3.0	3.0	3.0
POSCO SS VINA Co., Ltd.	—	1.1	1.1
Actual crude steel and stainless steel output (million tons) (2)	41.4	42.0	42.2
POSCO	37.7	38.0	37.5
POSCO Specialty Steel Co., Ltd. (1)	0.7	—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.2	1.2	1.2
PT. Krakatau POSCO Co., Ltd.	1.9	2.7	2.9
POSCO SS VINA Co., Ltd.	—	0.2	0.6
Capacity utilization rate (%) (1)	95.2%	88.3%	88.7%
POSCO	98.6%	89.5%	88.5%
POSCO Specialty Steel Co., Ltd. (1)	60.1%	—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	100.3%	106.1%	105.2%
PT. Krakatau POSCO Co., Ltd.	—	90.7%	97.0%
POSCO SS VINA Co., Ltd.	—	15.8%	58.0%

(1)	We sold a 52.2% interest in POSCO Specialty Steel in 2015 and the remaining 19.9% interest in 2016. Accordingly, we no longer hold any interest in POSCO Specialty Steel.

(2)	Reflects production capacity of POSCO, Zhangjiagang Pohang Stainless Steel Co., Ltd, PT. Krakatau POSCO Co., Ltd. and POSCO SS VINA Co., Ltd. In 2014, also includes production capacity of POSCO Specialty Steel Co., Ltd.

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2016, 60.6% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Inflation

Inflation in Korea, which was 1.3% in 2014, 0.7% in 2015 and 1.0% in 2016, has not had a material impact on our results of operations in recent years.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2016, the percentage of allowance for doubtful accounts to trade accounts and notes receivable and other receivables was 7.45%. Our allowance for doubtful accounts decreased by 2.2%, or Won 22 billion, from Won 1,000 billion as of December 31, 2015 to Won 978 billion as of December 31, 2016. See Note 23 of Notes to Consolidated Financial Statements. Assumptions and judgments related to the allowance for doubtful accounts did not change in 2016.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2016 was 0.76%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics,

or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 0.5%, then the estimated fair values would have decreased by 9.0% in total. In addition, if the revenue growth rate assumptions were decreased by 0.5% in the cash flow models, then the estimated fair values would have decreased by 2.6% in total.

We recognized impairment losses on available-for-sale investments of Won 370 billion in 2014, Won 143 billion in 2015 and Won 248 billion in 2016. See Note 8 of Notes to Consolidated Financial Statements.

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

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value reduced by selling costs) and its value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets and is subject to changes in market conditions. Based on an impairment test as of December 31, 2016, we recognized impairment loss on property, plant and equipment amounting to Won 197 billion in 2016.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next three to five years. Beyond the specifically forecasted period, we extrapolate the cash flows for the remaining years based on an estimated growth rate. This estimated growth rate does not exceed the long-term average growth rate of our industry. As of December 31, 2016, for the applicable cash generating units, we estimated a discount rate of 12.4% to 14.0% and a revenue growth rate of 1.0%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated discount rates used in these valuations were increased by 1%, then the estimated recoverable amount would have decreased by 4.3% to 5.2% in total. If the estimated revenue growth rate were decreased by 1%, then the estimated recoverable amount would have decreased by 2.2% to 2.3% in total. We believe that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would result in impairment loss of long-lived assets.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by 3.3% to 3.6% in total. If the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by 0.9% to 1.9% in total. Based on an impairment test as of December 31, 2016, we recognized impairment loss on goodwill of Won 96 billion in 2016, which related primarily to impairment of goodwill of POSCO Engineering Co., Ltd. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss on goodwill. See Note 15 of Notes to Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 20.7% of gross profit margin to the inventory cost amount plus 17.2% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2014, 2015 and 2016. The valuation losses of inventories recognized within cost of goods sold were Won 42 billion in 2014, Won 153 billion in 2015 and Won 152 billion in 2016.

Investments in Associates and Joint Ventures

We hold a significant amount of investments in associates and joint ventures, which interests are accounted for using the equity method. As of December 31, 2016, the book value of our investments in associates and joint ventures was Won 3,882 billion. The carrying amounts of our investments in associates and joint ventures are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

Our contract revenue recognition policy requires our management to exercise judgment in estimating the outcome of our contracts and measuring the percentage of completion and actual costs incurred in respect of our projects, which affects the amount and timing of recognition of revenues and cost of sales, provisions for estimated losses, charges against current earnings, trade account receivables and advances. For example, due to factors causing variation in costs for 2016, the estimated total contract costs were changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for 2016 and future periods are as follows:

Amount
(In millions of Won)
Changes in estimated total contract costs	￦ 532,801
Changes in profit before income taxes of construction contracts:
Current period	(790,391)
Future periods.	69,464

The effect on current and future profit is estimated based on circumstances that have occurred from the commencement date of the contract to the end of 2016. The estimation is evaluated for total contract costs and expected total contract revenue as of the end of the period. Such estimate may change in future periods.

Our ability to measure reliably the estimated total cost of a project has a significant effect on the amount and timing of recognizing our sales and cost of sales. The timing of recognition of sales we report may differ materially from the timing of actual contract payments received. In addition, to the extent that sales recognized by us exceed the amount of payments to be received by us, such amount is reflected as trade account receivables on our balance sheet. To the extent payments received by us exceed the sales recognized, such amount is reflected under advances from customers on our balance sheet. Thus our ability to measure reliably the estimated total costs and the percentage of completion also affects the amount of our trade account receivables and advances from customers. For a discussion of uncertainty of estimates related to contract revenues and costs, see Note 29(d) of Notes to Consolidated Financial Statements.

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

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 127 billion, or 7.3% in total. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 129 billion, or 7.5% in total.

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3 of Notes to Consolidated Financial Statements.

IFRS No. 9 “Financial Instruments”

IFRS No. 9, published in July 2014, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS No. 39 “Financial Instruments: Recognition and Measurement.” We plan to adopt IFRS No. 9 beginning on January 1, 2018.

Key features of the new standard include the following:

•	classification and measurement of financial assets that reflect the business model in which the assets are managed and their cash flow characteristics;

•	impairment methodology that reflects “expected credit loss” model for financial assets; and

•	expanded scope of hedged items and hedging instruments that qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No. 15 “Revenue from Contracts with Customers,” published in May 2014, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including IAS No. 18 “Revenue,” IAS No. 11 “Construction Contracts,” SIC No. 31 “Revenue-Barter transactions involving advertising services,” IFRIC No. 13 “Customer Loyalty Programs,” IFRIC No. 15 “Agreements for the construction of real estate,” and

IFRIC No. 18 “Transfers of assets from customers,” We will apply this standard using one of the following two methods: (a) retrospectively to each prior reporting period presented in accordance with IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts, in which completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. We plan to adopt IFRS No. 15 in its consolidated financial statements for the year ending December 31, 2018, but we have not determined the transition method.

Existing IFRS standards and interpretations including IAS No. 18 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue. However, under the new standard of IFRS No. 15, the five-step approach ((1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations under the contract and (5) recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

IFRS No. 16 “Leases”

IFRS No. 16 “Leases,” published in January 2016, replaces the existing guidance under IAS No. 17 “Leases,” IFRIC No. 4 “Determining whether an Arrangement contains a Lease,” SIC No. 15 “Operating Leases-Incentives” and SIC No. 27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” IFRS No. 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS No. 17.

IFRS No. 16 is effective beginning on January 1, 2019. Early adoption is permitted for companies that also adopt IFRS No. 15. As of December 31, 2016, we have not started the evaluation of the impact on our consolidated financial statements resulting from the application of IFRS No. 16.

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

Starting in 2012, we were required to adopt certain amendments and interpretations to K-IFRS, relating to presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2014, 2015 and 2016 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2014		2015		2016
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	2,512,998	￦	1,486,380	￦	2,282,496
Additions:
Impairment loss on assets held for sale		17,205		133,547		24,890
Loss on disposals of assets held for sale		14		190,357		254
Loss on disposals of investments in subsidiaries, associates and joint ventures		2,556		18,996		22,499
Loss on disposals of property, plant and equipment		50,006		101,732		86,622
Impairment loss on property, plant and equipment		64,833		136,269		196,882
Impairment loss on intangible assets		55,220		161,412		127,875
Other bad debt expenses		96,373		158,071		50,225
Idle tangible assets expenses		12,214		12,773		6,437
Impairment loss on other non-current assets		38,137		12,264		9,894
Other provision expenses		126,601		18,396		53,058
Donations		69,544		62,957		43,810
Others		446,971		435,524		133,274

		979,674		1,442,298		755,720
Deductions:
Gain on disposals of assets held for sale		(48,232)		(227,956)		(23,112)
Gain on disposals of investments in subsidiaries, associates and joint ventures		(41,258)		(88,718)		(23,305)
Gain on disposals of property, plant and equipment		(15,039)		(22,730)		(23,826)
Recovery of allowance for other doubtful accounts		—		(10,452)		(12,658)
Rental revenues		(1,743)		(1,019)		(1,771)
Gain on insurance proceeds		(2,924)		(14,976)		(22,400)
Others		(160,210)		(183,197)		(108,064)

		(269,406)		(549,048)		(215,136)

Revenue recognition related to development and sale of real estate		339,820		(329,923)		143,742
Cost of sales recognition related to development and sale of real estate		(349,556)		360,336		(122,497)

Operating profit under K-IFRS	￦	3,213,530	￦	2,410,043	￦	2,844,325

Net income (loss) under IFRS as issued by the IASB	￦	564,039	￦	(116,215)	￦	1,032,065
Adjustments related to development and sale of real estate:
Revenue		339,820		(329,923)		143,742
Cost of sales		(349,556)		360,336		(122,497)
Income tax		2,356		(10,379)		(5,141)

Net income (loss) under K-IFRS	￦	556,659	￦	(96,181)	￦	1,048,169

Operating Results — 2015 Compared to 2016

The following table presents our income statement information and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount	%
	(In billions of Won)
Revenue	￦	58,522	￦	52,940	￦ (5,582)	(9.5)%
Cost of sales		52,018		46,271	(5,747)	(11.0)

Gross profit		6,504		6,668	164	2.5
Administrative expenses		2,395		2,292	(104)	(4.3)
Selling expenses		1,729		1,554	(175)	(10.1)
Other operating income		549		215	(334)	(60.8)
Other operating expenses		1,442		756	(687)	(47.6)

Operating profit		1,486		2,282	796	53.6
Share of loss of equity-accounted investees		506		89	(417)	(82.5)
Finance income		2,557		2,232	(325)	(12.7)
Finance costs		3,387		3,014	(373)	(11.0)

Profit before income tax		150		1,412	1,261	838.9
Income tax expense		267		380	113	42.4

Profit (loss)		(116)		1,032	1,148	N.A. (1)
Profit for the period attributable to owners of the controlling company		171		1,355	1,183	690.0
Loss for the period attributable to non-controlling interests		(288)		(323)	(35)	12.2

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	28,293	￦	26,844	￦	(1,449)	(5.1)%
Internal revenue		16,544		16,062		(482)	(2.9)

Total revenue from Steel Segment		44,837		42,906		(1,931)	(4.3)

Trading Segment:
External revenue		18,315		16,774		(1,541)	(8.4)
Internal revenue		8,692		9,646		954	11.0

Total revenue from Trading Segment		27,008		26,420		(587)	(2.2)

Construction Segment:
External revenue		8,516		6,768		(1,747)	(20.5)
Internal revenue		1,352		714		(638)	(47.2)

Total revenue from Construction Segment		9,868		7,482		(2,386)	(24.2)

Others Segment:
External revenue		3,068		2,697		(371)	(12.1)
Internal revenue		2,691		2,380		(311)	(11.6)

Total revenue from Others Segment		5,760		5,077		(683)	(11.9)

Total revenue prior to consolidation adjustments and basis difference		87,472		81,885		(5,589)	(6.4)

Consolidation adjustments		(29,279)		(28,802)		478	(1.6)
Basis difference (1)		330		(144)		(474)	N.A. (2)

Revenue	￦	58,522	￦	52,940		(5,582)	(9.5)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our revenue decreased by 9.5%, or Won 5,582 billion, from Won 58,522 billion in 2015 to Won 52,940 billion in 2016 due to decreases in external revenues from each of our four segments. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 5.1%, or Won 1,449 billion, from Won 28,293 billion in 2015 to Won 26,844 billion primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers, which was offset in part by an increase in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories). The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 6.6% from Won 798,217 per ton in 2015 to Won 745,476 per ton in 2016, while the overall sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products) increased by 4.1% from 31.6 million tons in 2015 to 32.9 million tons in 2016. Such factors were principally attributable to the following:

•	The unit sales prices in Won of each of our major product categories decreased from 2015 to 2016. Silicon steel sheets, wire rods, stainless steel products, hot rolled products, plates and cold rolled products produced by us and directly sold to external customers decreased by 17.0%, 11.9%, 9.2%, 7.6%, 5.0% and 4.6%, respectively, from 2015 to 2016. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of each of our major product categories increased from 2015 to 2016. The sales volume of stainless steel products, cold rolled products, plates, wire rods, hot rolled products and silicon steel products produced by us and directly sold to external customers increased by 9.8%, 6.0%, 3.5%, 2.6%, 1.1% and 0.2%, respectively, from 2015 to 2016. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 4.3%, or Won 1,931 billion, from Won 44,837 billion in 2015 to Won 42,906 billion in 2016 as internal revenue from inter-company transactions decreased by 2.9%, or Won 482 billion, from Won 16,544 billion in 2015 to Won 16,062 billion in 2016. Such decrease primarily reflected, in addition to factors discussed above, a decrease in the average unit sales price of the steel products sold to our sales subsidiaries.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 8.4%, or Won 1,541 billion, from Won 18,315 billion in 2015 to Won 16,774 billion in 2016 primarily due to a decrease in third-country trades by POSCO Daewoo and our other trading subsidiaries from 2015 to 2016, reflecting market conditions related to the deterioration of the global economy that has been characterized by weaker demand and falling prices for export and import products, reduced trading volume and intense competition among trading companies.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, decreased by 2.2%, or Won 587 billion, from Won 27,008 billion in 2015 to Won 26,420 billion in 2016 as internal revenue from inter-company transactions increased by 11.0%, or Won 954 billion, from Won 8,692 billion in 2015 to Won 9,646 billion in 2016 primarily due to an increase in our steel sales activities through trading subsidiaries.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 20.5%, or Won 1,747 billion, from Won 8,516 billion in 2015 to Won 6,768 billion in 2016 primarily due to a general decrease in POSCO E&C’s construction activities reflecting weakening of market conditions in the domestic construction industry as well as a decrease in demand for EPC projects in Korea and abroad.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, decreased by 24.2%, or Won 2,386 billion, from Won 9,868 billion in 2015 to Won 7,482 billion in 2016 as internal revenue from inter-company transactions decreased by 47.2%, or Won 638 billion, from Won 1,352 billion in 2015 to Won 714 billion in 2016. Such decrease in internal revenue reflected a decrease in the amount of construction activities for member companies of the POSCO Group in 2016 compared to 2015.

Others Segment. The Others Segment primarily includes power generation, LNG production, network and system integration, logistics and magnesium coil and sheet production. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 12.1%, or Won 371 billion, from Won 3,068 billion in 2015 to Won 2,697 billion in 2016 primarily due to a decrease in revenue of POSCO Energy Corporation reflecting decreases in the unit price as well as volume of electric power sold.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, decreased by 11.9%, or Won 683 billion, from Won 5,760 billion in 2015 to

Won 5,077 billion in 2016 as internal revenue from inter-company transactions decreased by 11.6% or Won 311 billion, from Won 2,691 billion in 2015 to Won 2,380 billion in 2016. Such decrease primarily reflected a decrease in inter-company sales related to a general reduction in investments made by the POSCO Group in 2016.

Cost of Sales

Our cost of sales decreased by 11.0%, or Won 5,747 billion, from Won 52,018 billion in 2015 to Won 46,271 billion in 2016. The decrease in cost of sales was primarily due to decreases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, as well as a decrease in construction activities as discussed above, which were partially offset by an increase in our sales volume of steel products.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment	￦	40,381	￦	37,437	￦	(2,944)	(7.3)%
Trading Segment		25,563		25,090		(473)	(1.8)
Construction Segment		9,248		7,564		(1,685)	(18.2)
Others Segment		5,158		4,507		(651)	(12.6)
Consolidation adjustments		(28,692)		(28,204)		488	(1.7)
Basis difference (1)		360		(123)		(483)	N.A. (2)

Cost of sales	￦	52,018	￦	46,271	￦	(5,747)	(11.0)%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation adjustments, decreased by 7.3%, or Won 2,944 billion, from Won 40,381 billion in 2015 to Won 37,437 billion in 2016 primarily due to decreases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, the impact of which was partially offset by an increase in our sales volume of the principal steel products produced by us and sold to external and internal customers.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, decreased by 1.8%, or Won 473 billion, from Won 25,563 billion in 2015 to Won 25,090 billion in 2016 primarily due to decreases in cost of export and import products sold as well as our trading volumes, the impact of which was partially offset by an increase in the production costs related to gas produced at the Myanmar gas fields and sold to customers.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, decreased by 18.2%, or Won 1,685 billion, from Won 9,248 billion in 2015 to Won 7,564 billion in 2016 in line with the decrease in the level of construction activities described above.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, decreased by 12.6%, or Won 651 billion, from Won 5,158 billion in 2015 to Won 4,507 billion in 2016 primarily due to decreases in the average price in Won terms of key raw materials used to produce electricity as well as the volume of electricity produced and sold by POSCO Energy Corporation.

Gross Profit

Our gross profit increased by 2.5%, or Won 164 billion, from Won 6,504 billion in 2015 to Won 6,668 billion in 2016 primarily due to an increase in gross profit of our Steel Segment, which was partially offset by decreases in gross profit of our Construction Segment, Trading Segment and Others Segment. Our gross margin increased from 11.1% in 2015 to 12.6% in 2016.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment	￦	4,456	￦	5,469	￦	1,013	22.7%
Trading Segment		1,445		1,330		(115)	(7.9)
Construction Segment		619		(82)		(701)	N.A. (2)
Others Segment		601		570		(32)	(5.3)
Consolidation adjustments		(587)		(598)		(11)	1.9
Basis difference (1)		(30)		(21)		9	(30.0)

Gross profit	￦	6,504	￦	6,668	￦	164	2.5%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The gross profit of our Steel Segment, prior to consolidation adjustments, increased by 22.7%, or Won 1,013 billion, from Won 4,456 billion in 2015 to Won 5,469 billion in 2016 primarily due to a decrease in the average price in Won terms of coal and other key raw materials that were used to manufacture our finished steel products sold as well as an increase in the overall sales volume of our principal steel products, which were partially offset by a decrease in the average unit sales price per ton of the principal steel products produced by us and sold to external and internal customers, as discussed above. The gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, increased from 9.9% in 2015 to 12.7% in 2016, as we focused our production and marketing efforts on selling higher margin, higher value added premium products in 2016.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation adjustments, decreased by 7.9%, or Won 115 billion, from Won 1,445 billion in 2015 to Won 1,330 billion in 2016, reflecting a decrease in trading margins from weaker demand and falling prices for export and import products, which was partially offset by an increase in gross profit of the Myanmar gas fields. The gross margin of our Trading Segment, prior to consolidation adjustments, decreased from 5.3% in 2015 to 5.0% in 2016.

Construction Segment. Our Construction Segment recorded gross profit of Won 619 billion in 2015 compared to gross loss of Won 82 billion in 2016, and the gross margin decreased from 6.3% in 2015 to (1.1)% in 2016, primarily due to losses incurred in connection with overseas construction projects, in particular a loss of Won 157 billion in 2016 related to delay in construction of the CSP-Companhia Siderurgia do Pecem steel plant complex in Brazil, as well as a decrease in the amount of relatively high-margin construction projects for member companies of the POSCO Group. Weakening of market conditions in the domestic construction industry in recent years, particularly relating to the public sector, resulted in an increase in competition.

Others Segment. The gross profit of our Others Segment, prior to consolidation adjustments, decreased by 5.3%, or Won 32 billion, from Won 601 billion in 2015 to Won 570 billion in 2016 primarily due to decreases in gross profit of POSCO Energy Corporation. Despite such decreases, gross margin increased from 10.4% in 2015 to 11.2% in 2016 due to the larger decrease in revenue as discussed above.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Freight and custody expenses	￦	1,532	￦	1,342	￦	(190)	(12.4)%
Sales commissions		80		94		14	17.7
Sales promotion		22		11		(12)	(52.5)
Sales insurance premium		31		31		1	2.3
Contract cost		38		49		11	28.8
Others		25		26		0	1.7

Total selling expenses	￦	1,729	￦	1,554		(175)	(10.1)

Wages and salaries	￦	811	￦	770	￦	(41)	(5.1)%
Expenses related to post-employment benefits		87		201		114	130.2
Other employee benefits		194		177		(17)	(8.9)
Depreciation and amortization		274		243		(31)	(11.3)
Taxes and public dues		74		79		5	6.2
Rental		120		82		(38)	(31.6)
Advertising		91		86		(5)	(5.0)
Research and development		136		121		(15)	(11.0)
Service fees		219		201		(18)	(8.1)
Bad debt allowance		190		165		(24)	(12.9)
Others		200		167		(33)	(16.5)

Total administrative expenses	￦	2,395	￦	2,292		(104)	(4.3)

Total selling and administrative expenses	￦	4,124	￦	3,845		(279)	(6.8)

Our selling and administrative expenses decreased by 6.8%, or Won 279 billion, from Won 4,124 billion in 2015 to Won 3,845 billion in 2016 primarily due to decreases in freight and custody expenses, wages and salaries and rental expenses, which were partially offset by an increase in expenses related to post-employment benefits. Such factors were principally attributable to the following:

•

Our freight and custody expenses decreased by 12.4%, or Won 190 billion, from Won 1,532 billion in 2015 to Won 1,342 billion in 2016 primarily due to a decrease in freight rates, which was offset in part by an increase in our export volume.

•

Our wages and salaries decreased by 5.1%, or Won 41 billion, from Won 811 billion in 2015 to Won 770 billion in 2016 primarily due to a decrease in the number of administrative personnel, including decrease related to the early retirement programs of POSCO E&C and POSCO Engineering in 2016.

•

Our rental expenses decreased by 31.6%, or Won 38 billion, from Won 120 billion in 2015 to Won 82 billion in 2016 primarily due to decreases in payments for data communications lease lines and lease cars.

•

Our expenses related to post-employment benefits increased by 130.2%, or Won 114 billion, from Won 87 billion in 2015 to Won 201 billion in 2016 primarily due to expenses related to the early retirement programs of POSCO E&C and POSCO Engineering Co., Ltd.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and expenses and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Gain on disposals of assets held for sale	￦	228	￦	23	￦	(205)	(89.9)%
Gain on disposals of investments in subsidiaries, associates and joint ventures		89		23		(65)	(73.7)
Gain on disposals of property, plant and equipment		23		24		1	4.8
Recovery of allowance for other doubtful accounts		10		13		2	21.1
Gain on insurance proceeds		15		22		7	49.6
Others		184		110		(74)	(40.4)

Total other operating income	￦	549	￦	215		(334)	(60.8)

Our other operating income decreased by 60.8%, or Won 334 billion, from Won 549 billion in 2015 to Won 215 billion in 2016 primarily due to decreases in gain on disposals of assets held for sale and gain on disposals of investments in subsidiaries, associates and joint ventures. Our gain on disposals of assets held for sale decreased by 89.9%, or Won 205 billion, from Won 228 billion in 2015 to Won 23 billion in 2016. In 2015, we recognized a gain of Won 228 billion on disposals of assets held for sale primarily from the disposal of our 52.2% interest in SeAH Changwon Integrated Special Steel (formerly POSCO Specialty Steel Co., Ltd.) and our shares in POSFINE Co., Ltd. In 2016, we recognized a gain of Won 23 billion on disposal of assets held for sale primarily from the disposal of our 80.0% interest in POSCO LED Co., Ltd. Our gain on disposals of investments in subsidiaries, associates and joint ventures decreased by 73.7%, or Won 65 billion, from Won 89 billion in 2015 to Won 23 billion in 2016 primarily due to a decrease in disposition of our interests in some of our subsidiaries and associates as part of our reorganization efforts.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount	%
	(In billions of Won)
Impairment loss on assets held for sale	￦	134	￦	25	(109)	(81.4)%
Loss on disposals of assets held for sale		190		0	(190)	(99.9)
Loss on disposals of investments in subsidiaries, associates and joint ventures		19		22	4	18.4
Loss on disposals of property, plant and equipment		102		87	(15)	(14.9)
Impairment loss on property, plant and equipment		136		197	61	44.5
Impairment loss on intangible assets		161		128	(34)	(20.8)
Other bad debt expenses		158		50	(108)	(68.2)
Idle tangible assets expenses		13		6	(6)	(49.6)
Impairment loss on other non-current assets		12		10	(2)	(19.3)
Other provision expenses		18		53	35	188.4
Donations		63		44	(19)	(30.4)
Others (1)		436		133	(302)	(69.4)

Total other operating expenses	￦	1,442	￦	756	(687)	(47.6)

(1)	Includes lawsuit settlement expenses of Won 299 billion in 2015.

Our other operating expenses decreased by 47.6%, or Won 687 billion, from Won 1,442 billion in 2015 to Won 756 billion in 2016, primarily due to our recognition of lawsuit settlement expenses related to the litigation with Nippon Steel & Sumitomo Metal Corporation in 2015 as well as decreases in our loss on disposals of assets held for sale, impairment loss on assets held for sale, other bad debt expenses and impairment loss on intangible assets, which were partially offset by an increase in impairment loss on property, plant and equipment. Such factors were principally attributable to the following:

•	We recognized lawsuit settlement expenses of Won 299 billion in 2015 related to the litigation with Nippon Steel & Sumitomo Metal Corporation, compared to no such expenses in 2016.

•

Our loss on disposals of assets held for sale decreased by 99.9%, or Won 190 billion, from Won 190 billion in 2015 to Won 0.3 billion in 2016 primarily due to the loss related to disposal of our investment in Nacional Minerios S.A. in 2015.

•

Our impairment loss on assets held for sale decreased by 81.4%, or Won 109 billion, from Won 134 billion in 2015 to Won 25 billion in 2016. In 2015, our impairment loss related primarily to classification of our investment in Nacional Minerios S.A. as assets held for sale and impairment loss from the fair value of such investment less cost to sell being below the carrying amount. In 2016, our impairment loss related primarily to a decrease in value of a building in Songdo.

•

Our other bad debt expenses decreased by 68.2%, or Won 108 billion, from Won 158 billion in 2015 to Won 50 billion in 2016. In 2015, our other bad debt expenses primarily related to POSCO Plantec’s receivables in Iran and POSCO Daewoo’s receivables in Kazakhstan. In 2016, our other bad debt expenses related primarily to financing of the Dongtan Metapolis project of POSCO E&C.

•

Our impairment loss on intangible assets decreased by 20.8%, or Won 34 billion, from Won 161 billion in 2015 to Won 128 billion in 2016. In 2015, we recognized impairment losses on goodwill relating to EPC Equities LLP of Won 46 billion, POSCO Plantec Co., Ltd. of Won 38 billion and POSCO Thainox Public Company Limited of Won 16 billion. In 2016, our impairment loss on intangible assets related primarily to impairment loss on goodwill of Won 83 billion relating to POSCO Engineering Co., Ltd. In addition, we recognized full impairment loss of Won 12 billion relating to SANTOS CMI S.A.

•

Our impairment loss on property, plant and equipment increased by 44.5%, or Won 61 billion, from Won 136 billion in 2015 to Won 197 billion in 2016 primarily due to Won 62 billion of impairment loss in 2016 related to continuing operating loss of the fuel cell business of POSCO Energy. In addition, we recorded Won 58 billion of impairment loss in 2016 related to disposal plans of certain assets.

Operating Profit

Due to the factors described above, our operating profit increased by 53.6%, or Won 796 billion, from Won 1,486 billion in 2015 to Won 2,282 billion in 2016. Our operating margin increased from 2.5% in 2015 to 4.3% in 2016.

Share of Loss of Equity-Accounted Investees

Our share of loss of equity-accounted investees decreased by 82.5%, or by Won 417 billion, from Won 506 billion in 2015 to Won 89 billion in 2016. In 2015, we recognized a net loss for our proportionate share of equity-accounted investees of Won 506 billion primarily due to our share of losses of Eureka Moly LLC (Won 147 billion), CSP-Compania Siderurgica do Pecem (Won 145 billion) and DMSA/AMSA (Won 138 billion), which were partially offset by our share of profits of South-East Asia Gas Pipeline Company Ltd. (Won 54 billion), KOBRASCO (Won 31 billion) and AES-VCM Mong Duong Power Company Limited (Won 30 billion). In 2016, we recognized a net loss for our proportionate share of equity-accounted investees of Won 89 billion primarily due to our share of losses of POSCO Plantec Co., Ltd. (Won 172 billion) and DMSA/AMSA (Won 60 billion), which were partially offset by our share of profits of CSP-Compania Siderurgica do Pecem (Won 117 billion) and South-East Asia Gas Pipeline Company Ltd. (Won 47 billion). See Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Interest income	￦	210	￦	182	￦	(28)	(13.2)%
Dividend income		184		41		(143)	(77.7)
Gain on foreign currency transactions		1,025		1,033		7	(0.7)
Gain on foreign currency translations		466		378		(88)	(19.0)
Gain on derivatives transactions		366		317		(50)	(13.6)
Gain on valuation of derivatives		155		147		(8)	(5.3)
Gain on disposals of available-for-sale financial assets		139		131		(8)	(6.0)
Others		11		4		(7)	(65.4)

Total finance income	￦	2,557	￦	2,232		(325)	(12.7)

Interest expenses	￦	789	￦	659		(130)	(16.5)%
Loss on foreign currency transactions		1,157		1,147		(10)	(0.9)
Loss on foreign currency translations		717		405		(311)	(43.4)
Loss on derivatives transactions		343		338		(5)	(1.4)
Loss on valuation of derivatives		72		163		91	125.5
Impairment loss on available-for-sale financial assets		143		248		106	74.0
Others		166		53		(113)	(67.8)

Total finance costs	￦	3,387	￦	3,014		(373)	(11.0)

Our net loss on foreign currency translations decreased by 89.0%, or Won 223 billion, from Won 251 billion in 2015 to Won 28 billion in 2016, and our net loss on foreign currency transactions decreased by 13.1%, or Won 17 billion, from Won 132 billion in 2015 to Won 115 billion in 2016, as the Won depreciated against the Dollar in both 2015 and 2016. Such net losses were also impacted by depreciation of the Won against the Brazilian real and the Australian dollar in 2015 compared to appreciation of the Won against the Brazilian real and the Australian dollar in 2016. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from Won 1,099.2 to US$1.00 as of December 31, 2014 to Won 1,172.0 to US$1.00 as of December 31, 2015 and further depreciated, but to a lesser extent, to Won 1,208.5 to US$1.00 as of December 31, 2016. Against such fluctuations, we recognized a net gain on valuation of derivatives of Won 83 billion in 2015 compared to a net loss on valuations of derivatives of Won 16 billion in 2016, as well as a net gain on transactions of derivatives of Won 23 billion in 2015 compared to a net loss on transactions of derivatives of Won 22 billion in 2016.

Our interest expenses decreased by 16.5%, or Won 130 billion, from Won 789 billion in 2015 to Won 659 billion in 2016 primarily due to a general decrease in interest rates in Korea as well as a decrease in the level of short-term borrowings.

Our impairment loss on available-for-sale financial assets increased by 74.0%, or Won 106 billion, from Won 143 billion in 2015 to Won 248 billion in 2016 primarily due to an increase in our impairment related primarily to a significant and prolonged decline in the fair value of shares of Nippon Steel & Sumitomo Metal Corporation below cost.

Our dividend income decreased by 77.7%, or Won 143 billion, from Won 184 billion in 2015 to Won 41 billion in 2016 primarily due to dividends of Won 146 billion in 2015 related to our interest in Nacional Minerios S.A. compared to no such dividends in 2016.

Income Tax Expense

Our income tax expense increased by 42.4%, or Won 113 billion, from Won 267 billion in 2015 to Won 380 billion in 2016. Our effective tax rate decreased from 177.3% in 2015 to 26.9% in 2016 primarily due to the following:

•

a decrease in tax related to investments in subsidiaries, associates and joint ventures from Won 440 billion in 2015 to Won 77 billion in 2016 (that resulted in a decrease in effective tax rate of 286.9%). In 2015, some of our consolidated subsidiaries incurred losses, which caused Won 212 billion of decrease in unrecognized deferred tax assets for subsidiaries and associates during such year.

•

a decrease in tax credits from Won 152 billion in 2015 to Won 30 billion in 2016 (that resulted in an increase in effective tax rate of 99.1%). In 2015, there was a large amount of tax credit primarily due to claim for rectification.

•

a decrease in over provision from prior years from Won 47 billion in 2015 to Won 12 billion in 2016 (that resulted in an increase in effective tax rate of 30.5%). In 2015, there was an increase in over provision from prior years related to a favorable ruling in a tax audit appeal.

See Note 35 of Notes to Consolidated Financial Statements.

Profit (Loss)

Due to the factors described above, we recorded loss of Won 116 billion in 2015 compared to profit of Won 1,032 billion in 2016.

The following table presents our profit and loss by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, goodwill and corporate fair-value adjustments, income tax expense and basis difference, and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment	￦	181	￦	1,511	￦	1,330	732.7%
Trading Segment		39		53		14	37.1
Construction Segment		(276)		(1,404)		(1,128)	409.2
Others Segment		(66)		(26)		40	(60.5)
Goodwill and corporate fair value adjustments		(95)		(123)		(28)	29.4
Elimination of inter-segment profits		120		1,036		916	764.6
Income tax expense		277		385		108	38.9
Basis difference (2)		(30)		(21)		9	(30.1)

Profit (loss) for the year	￦	(116)	￦	1,032	￦	1,148	N.A. (1)

(1)	N.A. means not applicable.

(2)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

Operating Results – 2014 Compared to 2015

The following table presents our income statement information and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Revenue	￦	64,759	￦	58,522	￦	(6,236)	(9.6)%
Cost of sales		57,465		52,018		(5,447)	(9.5)

Gross profit		7,293		6,504		(789)	(10.8)
Administrative expenses		2,310		2,395		85	3.7
Selling expenses		1,760		1,729		(31)	(1.8)
Other operating income		269		549		280	103.8
Other operating expenses		980		1,442		463	47.2

Operating profit		2,513		1,486		(1,027)	(40.9)
Share of loss of equity-accounted investees		300		506		206	68.7
Finance income		2,397		2,557		160	6.7
Finance costs		3,222		3,387		165	5.1

Profit before income tax		1,388		150		(1,238)	(89.2)
Income tax expense		824		267		(557)	(67.6)

Profit (loss)		564		(116)		(680)	N.A. (1)
Profit for the period attributable to owners of the controlling company		633		171		(461)	(72.9)
Loss for the period attributable to non-controlling interests		(69)		(288)		(219)	319.0

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	31,842	￦	28,293	￦	(3,549)	(11.1)%
Internal revenue		17,755		16,544		(1,211)	(6.8)

Total revenue from Steel Segment		49,597		44,837		(4,760)	(9.6)

Trading Segment:
External revenue		21,166		18,315		(2,850)	(13.5)
Internal revenue		10,095		8,692		(1,403)	(13.9)

Total revenue from Trading Segment		31,261		27,008		(4,253)	(13.6)

Construction Segment:
External revenue		8,119		8,516		397	4.9
Internal revenue		2,185		1,352		(832)	(38.1)

Total revenue from Construction Segment		10,304		9,868		(436)	(4.2)

Others Segment:
External revenue		3,972		3,068		(903)	(22.7)
Internal revenue		3,095		2,691		(403)	(13.0)

Total revenue from Others Segment		7,066		5,760		(1,307)	(18.5)

Total revenue prior to consolidation adjustments and basis difference		98,228		87,472		(10,756)	(11.0)

Consolidation adjustments		(33,129)		(29,279)		3,850	(11.6)
Basis difference (1)		(340)		330		670	N.A. (2)

Revenue	￦	64,759	￦	58,522		(6,236)	(9.6)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

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

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount	%
	(In billions of Won)
Impairment loss on assets held for sale	￦	17		134	116	676.2%
Loss on disposals of assets held for sale		0		190	190	N.A. (1)
Loss on disposals of investments in subsidiaries, associates and joint ventures		3		19	16	643.2
Loss on disposals of property, plant and equipment		50		102	52	103.4
Impairment loss on property, plant and equipment		65		136	71	110.2
Impairment loss on intangible assets		55		161	106	192.3
Other bad debt expenses		96		158	62	64.0
Idle tangible assets expenses		12		13	1	4.6
Impairment loss on other non-current assets		38		12	(26)	(67.8)
Other provision expenses		127		18	(108)	(85.5)
Donations		70		63	(7)	(9.5)
Others (2)		447		436	(11)	(2.6)

Total other operating expenses	￦	980	￦	1,442	463	47.2

(1)	N.A. means not applicable.

(2)	Includes penalty and additional tax payments of Won 352 billion in 2014 and lawsuit settlement expenses of Won 299 billion in 2015.

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

The following table presents our profit and loss by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation, goodwill and corporate fair-value adjustments, income tax expense and basis difference, and changes therein for 2014 and 2015.

					Changes
	For the Year Ended December 31,				2014 versus 2015
	2014		2015		Amount		%
	(In billions of Won)
Steel Segment	￦	857	￦	181	￦	(676)	(78.8)%
Trading Segment		181		39		(142)	(78.6)
Construction Segment		13		(276)		(289)	N.A.	(1)
Others Segment		9		(66)		(74)	N.A.	(1)
Goodwill and corporate fair value adjustments		(122)		(95)		27	(22.0)
Elimination of inter-segment profits		(381)		120		501	N.A.	(1)
Income tax expense		821		277		(545)	(66.3)
Basis difference (2)		10		(30)		(40)	N.A.	(1)

Profit (loss) for the period	￦	564	￦	(116)	￦	(680)	N.A.	(1)

(1)	N.A. means not applicable.

(2)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 of Notes to Consolidated Financial Statements.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	(In billions of Won)
Net cash provided by operating activities	￦	3,412	￦	7,602	￦	5,269
Net cash used in investing activities		(3,745)		(4,535)		(3,755)
Net cash provided by (used in) financing activities		135		(2,242)		(3,951)
Effect of exchange rate fluctuations on cash held		12		23		13
Cash and cash equivalents at beginning of period		4,209		4,022		4,871
Cash and cash equivalents at end of period		4,022		4,871		2,448
Net increase (decrease) in cash and cash equivalents		(186)		849		(2,424)

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends.

Net cash used in investing activities was Won 3,745 billion in 2014, Won 4,535 billion in 2015 and Won 3,755 billion in 2016. These amounts included acquisition of property, plant and equipment of Won Won 3,506 billion in 2014, Won 2,560 billion in 2015 Won 2,324 billion in 2016. We plan to spend approximately Won 3.5 trillion in capital expenditures in 2017, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net disposals of short-term financial instruments of Won 1,539 billion in 2014 and net acquisitions of short-term financial instruments of Won 2,443 billion in 2015 and Won 1,401 billion in 2016. We also had net disposals of available-for-sale investments of Won 176 billion in 2014 and Won 220 billion in 2015 and net acquisition of available-for-sale investments of Won 48 billion in 2016.

In our financing activities, we used cash of Won 2,802 billion in 2014, Won 3,510 billion in 2015 and Won 4,275 billion in 2016 for repayments of borrowings. We paid dividends on common stock in the amount of Won 677 billion in 2014, Won 823 billion in 2015 and Won 709 billion in 2016.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38(b) of Notes to Consolidated Financial Statements. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2016.

	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	15,061	￦	2,164	￦	5,938	￦	4,174	￦	2,785
Interest payments on long-term debt (b)		1,944		472		654		344		474
Capital lease obligations		126		28		25		72		1
Operating lease obligations		41		13		14		14		—
Purchase obligations (c)		23,011		10,490		7,240		3,666		1,615
Accrued severance benefits (d)		2,376		84		312		314		1,666

Total	￦	42,559	￦	13,251	￦	14,183	￦	8,584	￦	6,541

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2016, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2016 in calculating the interest payments on long-term debt for the periods indicated.

(c)	Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2016, 144 million tons of iron ore and 22 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2016 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(d)	Represents, as of December 31, 2016, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities decreased by 30.7%, or Won 2,332 billion, from Won 7,602 billion in 2015 to Won 5,269 billion in 2016. Our gross cash flow from our sales activities decreased as discussed above. In addition, the overall inventory turnover was slower in 2016 compared to 2015 as our materials-in-transit increased during the year. However, we continued to actively manage our finished goods inventory level in 2016 in response to the continuing uncertainties in the global economy and overcapacity in the global steel industry. Offsetting such impact from usage of cash, our outstanding trade accounts and notes payable increased in 2016, as we lengthened payment terms of some of our key suppliers, which in turn positively impacted our net cash provided by operating activities.

We had net repayments of borrowings, after adjusting for proceeds from borrowings, of Won 280 billion in 2014, Won 1,731 billion in 2015 and Won 2,286 billion in 2016. Net proceeds from short-term borrowings, after deducting for repayments of short-term borrowings, were Won 1,038 billion in 2014. We had net repayment of short-term borrowings, after deducting for repayment of short-term borrowings, of Won 846 billion in 2015 and Won 886 billion in 2016. Long-term borrowings, excluding current installments, were Won 15,233 billion as of December 31, 2014, Won 12,849 billion as of December 31, 2015 and Won 12,510 billion as of December 31, 2016. Total short-term borrowings and current installments of long-term borrowings were Won 12,195 billion as of December 31, 2014, Won 12,371 billion as of December 31, 2015 and Won 10,195 billion as of December 31, 2016. Outstanding hybrid bonds were Won 997 billion as of December 31, 2014, 2015 and 2016. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 45.21% as of December 31, 2015 and 44.26% as of December 31, 2016.

We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. We also generated cash of Won 43 billion in 2014 from the sale of our treasury shares. We believe that we have sufficient working capital for our current requirements and that we have a variety of alternatives available to us to satisfy our liquidity requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings.

Liquidity

We had working capital (current assets minus current liabilities) of Won 10,833 billion as of December 31, 2014, Won 9,148 billion as of December 31, 2015 and Won 10,711 billion as of December 31, 2016. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets for sale”) were Won 3,811 billion as of December 31, 2014, Won 4,870 billion as of December 31, 2015 and Won 2,448 billion as of December 31, 2016. See Notes 5 and 10 of Notes to Consolidated Financial Statements. Our holding of other receivables and other short-term financial assets were Won 3,419 billion as of December 31, 2014, Won 5,590 billion as of December 31, 2015 and Won 6,765 billion as of December 31, 2016. As of December 31, 2016, approximately 22% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 2,895 billion as of December 31, 2016, Won 300 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 3,506 billion in 2014, Won 2,560 billion in 2015, and Won 2,324 billion in 2016. We plan to spend approximately Won 3.5 trillion in capital expenditures in 2017, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2016:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2016
	(In billions of Won)
Steel Segment:
Miscellaneous capital expenditures, including rationalization and upgrading of raw materials treatment and transportation facilities	December 2018	3,534	2,653
Construction of SNG plant	June 2017	1,194	59
Rationalization of furnace no. 3 at Pohang Works	December 2017	546	342
Construction of no. 7 continuous galvanizing line at Gwangyang Works	June 2017	255	40
Construction of no. 1 continuous galvanizing line at POSCO (Chongqing) Automotive Processing Center Co., Ltd.	August 2018	245	198

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2016, POSCO Technical Research Laboratories employed 979 personnel, including 511 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

We recorded research and development expenses of Won 353 billion as cost of sales in 2014, Won 356 billion in 2015 and Won 324 billion in 2016, as well as research and development expenses of Won 175 billion as selling and administrative expenses in 2014, Won 136 billion in 2015 and Won 121 billion in 2016.

Our research and development program has filed approximately 41,500 industrial rights applications relating to steel-making technology, approximately 15,000 of which were registered as of December 31, 2016, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2015 and 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Inside Directors

Our current Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Years with POSCO	Age	Expiration of Term of Office
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	—	3	28	66	March 2020
Oh, In-Hwan	President and Representative Director	Chief Operating Officer / Head of Steel Business and Operation	2	34	58	March 2018
Choi, Jeong-Woo	President and Representative Director	Head of Corporate Strategy & Finance Center	1	31	60	March 2018
Chang, In-Hwa	Senior Executive Vice President	Head of Steel Production Division	0	6	61	March 2018
Yu, Seong	Senior Executive Vice President	Head of Technology and Investment Division	0	31	60	March 2018

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets of Korea (the “FSCMA”).

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Bahk, Byong-Won	Chairman	Chairman, Korea Employers Federation	2	64	March 2018
Shin, Chae-Chol	Director	Former Chairman and CEO, IBM Korea Inc.	4	69	March 2018
Lee, Myoung-Woo	Director	President, Dongwon Industries	4	63	March 2019
Kim, Joo-Hyun	Director	Former Advisory, Hyundai Research Institute	2	64	March 2018
Kim, Shin-Bae	Director	Former Vice Chairman, SK Group	0	62	March 2019
Chung, Moon-Ki	Director	Associate Professor in Accounting, Sungkyunkwan University	0	58	March 2019
Chang, Seung-Wha	Director	Professor of Law, Seoul National University	0	53	March 2020

The term of office of the Directors elected in March 2017 is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

Name	Position	Responsibility and Division	Years with POSCO	Age

An, Tong-Il	Senior Executive Vice President	Head of Pohang Works	30	57

Kim, Hag-Dong	Senior Executive Vice President	Head of Gwangyang Works	30	57

Ko, Suk-Bum	Senior Executive Vice President	Head of Management Support Division	32	59

Min, Kyung-Zoon	Senior Executive Vice President	President, PT Krakatau POSCO Co., Ltd.	33	58

Jeong, Tak	Executive Vice President	Head of Steel Business Strategy Office	5	57

Yang, Heung-Yul	Executive Vice President	Head of Labor and Outside Services Office	27	56

Han, Sung-Hee	Executive Vice President	Head of Public Relations Office	18	56

Kim, Hak-Yong	Executive Vice President	Head of Plant, Equipment and Materials Procurement Office	28	55

Lee, Duk-Lak	Executive Vice President	Head of Steel Solution Marketing Office	31	56

Kwak Jeong-Shik	Executive Vice President	Head of External Relations Office	29	59

Kim, Dong-Soo	Executive Vice President	Head of Technology Management Office	30	58

Jeong, Ki-Seop	Executive Vice President	Head of Domestic Business Management Office	2	55

Kim, Byung-Hwi	Executive Vice President	Head of Human Resources Management Office	26	53

Cho, Il-Hyun	Executive Vice President	Head of Investment Planning & Engineering Office	30	55

Choi, Joo	Executive Vice President	Head of Technical Research Laboratories	33	58

Yoo, Byeong-Og	Executive Vice President	Head of Corporate Strategy Office	28	54

Kim, Kwang-Soo	Executive Vice President	Head of Stainless Steel Marketing Office	32	57

Lee, Sung-Wook	Executive Vice President	Head of Legal Affairs Office		52

Choi, Jong-Jin	Senior Vice President	Deputy Head of Works (Administration, Pohang Works)	27	53

Park, Young-Kwan	Senior Vice President	Deputy Head of Works (Iron and Steel Making, Gwangyang Works)	31	58

Nam, Soo-hi	Senior Vice President	Deputy Head of Works (Iron and Steel Making, Pohang Works)	29	57

Noh, Min-Yong	Senior Vice President	Head of Corporate Audit Office	27	53

Jung, Kyu-Jin	Senior Vice President	Head of Raw Materials Office II	25	56

Jung, Hae-Seong	Senior Vice President	Head of Raw Materials Office I	23	52

Kim, Dong-Ho	Senior Vice President	President, CSP-Compania Siderurgica do Pecem	32	57

Yun, Yang-Su	Senior Vice President	Head of Automotive Materials Marketing Office	26	53

Yang, Weon-Jun	Senior Vice President	Head of Human Resources and Innovation Office	28	51

Lee, Eun-Seok	Senior Vice President	Deputy Head of Works (Stainless Steel Production, Pohang Works)	31	56

Kim, Soon-Ki	Senior Vice President	Deputy Head of Works (Administration, Gwangyang Works)	26	52

Park, Mi-Hwa	Senior Vice President	Head of Information Planning Office	2	50

Lee, Si-Woo	Senior Vice President	Deputy Head of Works (Hot and Cold Rolling, Gwangyang Works)	31	56

Kim, Gwang-Soo	Senior Vice President	Head of Global Marketing Coordination Office	30	55

Name	Position	Responsibility and Division	Years with POSCO	Age

Min, Jung-Ki	Senior Vice President	Head of Production Division, PT Krakatau POSCO Co., Ltd.	30	57

Ha, Dae-Ryong	Senior Vice President	Head of Electrical and Electronic Materials Marketing Office	28	53

Park, Hyeon	Senior Vice President	Head of New Business Office	16	50

Lim, Seung-Kyu	Senior Vice President	Head of Overseas Business Management Office	28	53

Choo, Se-Don	Senior Vice President	Head of Energy and Shipbuilding Materials Marketing Office	23	55

Lee, Sang-Hyeon	Senior Vice President	Head of Pohang Research Lab	13	56

Yoon, Duk-Il	Senior Vice President	Head of Finance Office	26	53

Kim, Bok-Tae	Senior Vice President	Head of Safety and Production Strategy Office	29	55

Chun, Sung-Lae	Senior Vice President	Head of Hot Rolled and Construction Steel Materials Marketing Office	28	53

Kim, Min-Chul	Senior Vice President	Deputy Head of Works (Maintenance, Gwangyang Works)	31	54

Chun, Myung-Sik	Senior Vice President	Head of Gwangyang Research Lab	13	57

Kim, Jeong-Su	Senior Vice President	Head of Wire Rod Marketing Office	21	53

Choi, Hyun-Soo	Senior Vice President	Head of Europe Office	25	57

Kim, Dong-Yeong	Senior Vice President	Deputy Head of Works (Safety and Maintenance, Pohang Works)	28	55

Kim, Ki-Soo	Senior Vice President	Head of Engineering Solution Office	22	51

Choi, Young-Jun	Senior Vice President	Deputy Head of Works (Hot and Cold Rolling, Pohang Works)	27	52

Kim, Jeong-Sik	Executive Vice President	Steel Production Division	34	60

Lee, Jong-Sub	Executive Vice President	Steel Business Division	33	60

Kim, Gyo-Sung	Executive Vice President	Steel Business Division	32	55

Choi, Bong-Joo	Senior Vice President	Steel Production Division	25	58

Park, Yong-Kyu.	Senior Vice President	Steel Production Division	32	57

Yi, Sang-Ho	Senior Vice President	Steel Production Division	32	56

Kang, Seog-Beom	Senior Vice President	Steel Business Division	31	56

Won, Hyung-Il	Senior Vice President	Legal Affairs Office	5	48

Kim, Sun-Koo	Senior Vice President	Technical Research Laboratories	26	57

Lee, Ki-Ho	Senior Vice President	Steel Production Division	33	57

Kim, Jong-Sang	Senior Vice President	Technical Research Laboratories	22	56

Lee, Pil-Jong	Senior Vice President	Technology and Investment Division	13	52

Lee, Sang-Chun	Senior Vice President	Public Relations Office	26	51

Choi, In-Yong	Senior Vice President	Technology and Investment Division	31	56

Item 6.B.  Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2016, the aggregate compensation paid and accrued to all Directors and executive officers was approximately

Won 42 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 7 billion.

The compensation of our directors and executive officers who received total annual compensation exceeding Won 500 million in 2016 were as follows:

Name	Position	Total Compensation in 2016		Long-term Incentive Compensation for Payment Subsequent to 2016
				(In millions of Won)

Kwon, Oh-Joon	Chief Executive Officer and Representative Director	￦	1,642	—

Oh, In-Hwan	President and Representative Director	￦	1,084	—

Choi, Jeong-Woo	President and Representative Director	￦	881	—

Kim, Jin-Il	Former President and Representative Director	￦	840	—

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

Item 6.C.  Board Practices

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Lee, Myoung-Woo (committee chair), Kim, Shin-Bae, and Chang, Seung-Wha, and one Inside Director, Choi, Jeong-Woo. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Shin, Chae-Chol (committee chair), Kim, Joo-Hyun, Kim, Shin-Bae and Chung, Moon-Ki. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Operation Committee

The Finance and Operation Committee is composed of three Outside Directors, Lee, Myoung-Woo (committee chair), Shin, Chae-Chol, Bahk, Byong-Won and two Inside Directors, Oh, In-Hwan and Chang, In-Hwa. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Kwon, Oh-Joon (committee chair), Oh, In-Hwan, Choi, Jeong-Woo, Chang, In-Hwa and Yu, Seong. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Kim, Joo-Hyun (committee chair), Chang, Seung-Wha and Chung, Moon-Ki.

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

Related Party Transactions Committee

The Related Party Transaction Committee is composed of three Outside Directors, Kim, Joo-Hyun (committee chair), Chung, Moon-Ki and Chang, Seung-Wha. This committee reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Item 6.D.  Employees

As of December 31, 2016, we had 31,768 employees, including 15,184 persons employed by our subsidiaries, almost all of whom were employed within Korea. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 34,327 employees, including 17,282 persons employed by our subsidiaries, as of December 31, 2015, and 37,225 employees, including 19,538 persons employed by our subsidiaries, as of December 31, 2014.

We consider our relations with our work force to be good. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. Union membership peaked at 19,026 employees at the beginning of 1991, but has steadily declined since then. As of December 31, 2016, only 10 of our employees were members of the POSCO labor union.

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

As of December 31, 2016, our employees owned, through our employee stock ownership association, approximately 1.77% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 19,630 common shares as of March 31, 2017, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Kwon, Oh-Joon	1,801
Park, Yong-Gyu	712
Kim, Jeong-Sik	669
Kim, Hak-Yong	632
Lee, Ki-Ho	581
Noh, Min-Yong	572
Min, Kyung-Zoon	540
Kim, Hag-Dong	465
Kim, Dong-Soo	458
Ko, Suk-Bum	436
Jung, Hae-Seong	426
Kim, Sun-Koo	423
Kim, Kwang Soo	409
Lee, Eun-Seok	396
Yi, Sang-Ho	391
Kim, Dong-Ho	386
Yu, Seong	383
Ha, Dae-Ryong	379
Kim, Soon-Ki	365
Shin, Chae-Chol	350
An, Tong-Il	350
Park, Young-Kwan	339
Kang, Seog-Beom	339
Yoo, Byeong-Og	331
Choi, Joo	330
Lee, Pil Jong	324
Choi, Bong Joo	322

Name	Number of Common Shares
Kim, Min-Chul	314
Yang, Weon-Jun	293
Cho, Il-Hyun	291
Kwak, Jeong-Shik	286
Chun, Myung-Sik	282
Kim, Gyo-Sung	280
Oh, In-Hwan	275
Choi, Jeong-Woo	272
Lee, Jong-Seob	261
Nam, Soo-Hi	259
Park, Hyeon	258
Choi, In-Yong	247
Choi, Hyeon-Soo	223
Yang, Heung-Yul	222
Chang, In-Hwa	217
Lim, Seung-Kyu	203
Choi, Jong-Jin	202
Kim, Byung Hwi	191
Choo, Se-Don	178
Chun, Sung-Lae	167
Yun, Yang-Su	161
Kim, Jong Sang	158
Jeong, Tak	154
Min, Jung Ki	138
Lee, Duk-Lak	94
Kim, Gwang-Soo	92
Lee, Si-Woo	86
Lee, Sang-Hyeon	86
Choi, Yong-Jun	86
Kim, Kisoo	80
Kim, Boktae	74
Kim, Jeong-Su	70
Lee, Sangchun	68
Park, Mi Hwa	65
Won, Hyung Il	65
Han, Sung-Hee	61
Kim, Dong-Yeong	43
Jung, Kyu-Jin	18
Yoon, Duk-Il	1

Total	19,630

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

		Exercise Period
Director	Grant Date	From	To	Exercise Price	Granted Options	Exercised Options	Exercisable Options
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Kim, Jin-II	April 25, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2016.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	9,482,959	10.88%
Nippon Steel & Sumitomo Metal Corporation (1)	2,894,712	3.32
BlackRock Institutional Trust Company, N.A.	2,236,618	2.57
KB Financial Group Inc. and subsidiaries	2,091,553	2.40
Saudi Arabian Monetary Agency	2,071,515	2.38
Directors and executive officers as a group	19,630	0.02
Public (2)	61,200,678	70.18
POSCO (held in the form of treasury stock)	7,189,170	8.25

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2016, there were 9,972,390 shares of common stock outstanding in the form of ADRs, representing 11.44% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 of Notes to Consolidated Financial Statements.

As of December 31, 2014, 2015 and 2016, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-120.

Legal Proceedings

As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We proactively participate in and plan for such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, all such cases have been product and market-specific, and thus have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping, safeguard or countervailing duty proceedings in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future. See “Item 4. Information on the Company — Item 4.B. Business Overview — Markets — Exports.”

In 2012, the Korea Fair Trade Commission imposed a total fine of Won 108.6 billion on us and POSCO Coated & Color Steel Co., Ltd. (“POSCO Coated & Color Steel”), our consolidated subsidiary, for alleged antitrust violations in Korea relating to galvanized steel sheets and color sheets. Subsequent to paying such fines, we and POSCO Coated & Color Steel each filed for judicial review of such fines in the Seoul High Court in February 2013. In July 2015, the Seoul High Court ruled in our favor for reimbursement of the fine of Won 89.3 billion imposed on us, which was subsequently appealed by the Korea Fair Trade Commission to the Supreme Court of Korea. The Supreme Court of Korea subsequently remanded the proceeding to the Seoul High Court in November 2016, which outcome is currently pending. We intend to continue to vigorously defend against such administrative action. In January 2016, the Seoul High Court ruled against POSCO Coated & Color Steel with respect to the fine of Won 19.3 billion imposed against it. POSCO Coated & Color Steel appealed with respect to Won 3.0 billion of such fine, which it lost in November 2016.

In May 2002, Industrial Development Bank of India brought a suit against POSCO Daewoo, Daewoo Motors India Ltd., Daewoo Co., Ltd. and Daewoo Engineering & Construction Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO Daewoo). The total claim amount is Won 77 billion, and POSCO Daewoo recorded provision of Won 23 billion relating to its portion of the guarantee. The outcome of such lawsuits remains uncertain and POSCO Daewoo’s provision is classified as a non-current liability as of December 31, 2016.

Except as described above, we are not involved in any pending or threatened legal or arbitration proceedings that may have, or have had during the last 12 months, a material adverse effect on our results of operations or financial position.

Dividends

The amount of dividends paid on our common stock is subject to approval at the annual general meeting of shareholders, which is typically held in February or March of the following year. In addition to our annual dividends, our board of directors is authorized to declare and distribute quarterly dividends under our articles of incorporation. If we decide to pay quarterly dividends, our articles of incorporation authorize us to pay them in cash to the shareholders of record as of the end of March, June and September of the relevant fiscal year. We may pay cash dividends out of retained earnings that have not been appropriated to statutory reserves.

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends starting in the second half of 2016), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2016. Of these shares and as of such date, 79,997,665 shares were outstanding and 7,189,170 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2012	6,000	2,000	8,000
2013	6,000	2,000	8,000
2014	6,000	2,000	8,000
2015	6,000	2,000	8,000
2016	5,750	2,250	8,000

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

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of Shares)
2012
First Quarter	424,000	376,000	198,239
Second Quarter	385,000	351,500	169,135
Third Quarter	391,000	353,500	159,508
Fourth Quarter	367,000	308,000	202,895
2013
First Quarter	371,000	321,500	169,232
Second Quarter	326,000	292,500	182,277
Third Quarter	340,000	292,500	225,474
Fourth Quarter	338,000	307,500	183,055
2014
First Quarter	322,000	272,500	222,494
Second Quarter	317,000	285,500	170,778
Third Quarter	361,000	291,500	201,548
Fourth Quarter	321,500	275,500	191,916
2015
First Quarter	290,500	242,500	211,737
Second Quarter	269,000	214,500	256,415
Third Quarter	229,000	168,500	285,052
Fourth Quarter	193,000	162,000	380,436
2016
First Quarter	222,000	156,000	394,379
Second Quarter	249,000	194,000	403,338
Third Quarter	238,500	200,500	288,876
Fourth Quarter	282,500	226,000	371,851
October	249,000	226,000	364,225
November	264,500	231,500	402,605
December	282,500	249,500	345,805
2017
First Quarter	296,500	244,000	321,295
January	278,000	244,000	335,619
February	293,500	262,500	289,075
March	296,500	270,000	337,566
Second Quarter (through April 26)	282,500	261,500	261,049
April (through April 26)	282,500	261,500	261,049

ADSs

Our common stock is also listed on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2016, 39,889,560 ADSs representing 9,972,390 common shares were outstanding, representing 11.44% shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2012
First Quarter	94.06	80.28	268,347
Second Quarter	85.09	74.82	262,176
Third Quarter	85.55	77.21	190,260
Fourth Quarter	82.97	71.85	187,932
2013
First Quarter	86.69	72.41	258,130
Second Quarter	74.82	63.23	252,261
Third Quarter	78.75	64.29	186,347
Fourth Quarter	80.40	72.19	177,415
2014
First Quarter	75.88	64.03	298,320
Second Quarter	76.56	69.60	223,292
Third Quarter	86.37	71.97	232,861
Fourth Quarter	75.11	63.61	361,829
2015
First Quarter	66.00	54.66	305,147
Second Quarter	61.95	48.17	279,028
Third Quarter	51.03	34.48	475,594
Fourth Quarter	42.62	33.73	455,010
2016
First Quarter	47.61	32.26	388,580
Second Quarter	54.85	41.06	412,522
Third Quarter	53.97	42.98	297,820
Fourth Quarter	59.54	49.95	326,351
October	54.70	49.95	307,939
November	56.15	51.01	262,052
December	59.54	52.55	409,061
2017
First Quarter	66.45	50.60	328,362
January	59.87	50.60	333,002
February	63.70	57.82	319,380
March	66.45	60.68	331,937
Second Quarter (through April 26)	62.25	56.58	354,055
April (through April 26)	62.25	56.58	354,055

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

According to data published by the Korea Exchange, as of December 31, 2016, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,510 trillion, and the average daily trading volume of equity securities for 2016 was approximately 1,071 million shares with an average transaction value of Won 7,917 billion. The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield (1) (Percent)	Price Earnings Ratio (2)
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,027.45	1,016.77	847.09	882.94	1.2	16.4
1996	882.29	986.84	651.22	651.22	1.3	17.8
1997	647.67	792.29	350.68	376.31	1.5	17.0
1998	374.41	579.86	280.00	562.46	1.9	10.8
1999	565.10	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,028.33	1,059.04	500.60	504.62	1.6	18.6
2001	503.31	704.50	468.76	693.70	1.7	29.3
2002	698.00	937.61	584.04	627.55	1.8	15.6
2003	633.03	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	896.00	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,383.32	1,464.70	1,203.86	1,434.46	1.7	11.4
2007	1,438.89	2,015.48	1,345.08	1,897.13	1.4	16.8
2008	1,891.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,132.87	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,681.71	2,052.97	1,552.79	2,051.00	1.1	17.8
2011	2,063.69	2,231.47	1,644.11	1,825.12	1.5	10.9
2012	1,831.69	2,057.28	1,758.99	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.1	15.3
2014	2,013.11	2,093.08	1,881.73	1,915.19	1.1	15.3
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.3	15.1
2016	1,918.76	2,068.72	1,835.28	2,026.46	1.5	13.9
2017 (through April 26)	2,026.16	2,207.84	2,026.16	2,207.84	1.4	15.0

Source: The KRX KOSPI Market

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price earnings ratio is based on figures for companies that record a profit in the preceding year.

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		Thousands of Shares	(Millions of Won)
1986	355	￦	11,994	31,755	￦	32,870
1987	389		26,172	20,353		70,185
1988	502		64,544	10,367		198,364
1989	626		95,477	11,757		280,967
1990	669		79,020	10,866		183,692
1991	686		73,118	14,022		214,263
1992	688		84,712	24,028		308,246
1993	693		112,665	35,130		574,048
1994	699		151,217	36,862		776,257
1995	721		141,151	26,130		487,762
1996	760		117,370	26,571		486,834
1997	776		70,989	41,525		555,759
1998	748		137,799	97,716		660,429
1999	725		349,504	278,551		3,481,620
2000	704		188,042	306,163		2,602,211
2001	689		255,850	473,241		1,997,420
2002	683		258,681	857,245		3,041,598
2003	684		355,363	542,010		2,216,636
2004	683		412,588	372,895		2,232,109
2005	702		655,075	467,629		3,157,662
2006	731		704,588	279,096		3,435,180
2007	745		951,900	363,741		5,539,653
2008	763		576,888	352,599		3,211,039
2009	770		887,935	485,657		5,595,552
2010	777		1,141,885	380,859		5,619,768
2011	791		1,041,999	353,760		6,836,146
2012	930		1,154,294	486,479		4,823,642
2013	777		1,185,974	328,425		3,993,422
2014	773		1,192,253	278,081		3,983,580
2015	770		1,242,832	455,256		5,351,734
2016	779		1,308,440	376,773		4,523,044
2017 (through April 26)	770		1,403,108	393,724		4,525,758

Source: The Korea Exchange

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

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2016, 87,186,835 Common Shares were issued, of which 7,189,170 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2016, our employees owned, through our employee stock ownership association, approximately 1.77% of our common stock in their employee accounts.

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

If Korean source income is paid to a non-resident through an overseas investment vehicle, such investment vehicle must obtain an application for tax exemption or reduced tax rates from each non-resident, who is the beneficial owner of such investment vehicle and submit to the payer of such Korean source incomes an overseas investment vehicle report, together with the applications for tax exemptions or reduced tax rates prepared by the non-resident beneficial owner. An overseas investment vehicle means an organization established outside of Korea that manages funds collected through investment solicitation by way of acquiring, disposing, or otherwise investing in investment targets and then distributes the outcome of such management to investors. An application for tax exemption or reduced tax rates submitted by the non-resident remains effective for three years from submission, and if any material changes occur with respect to information provided in the application, an application reflecting such change must be newly submitted.

At present, Korea has not entered into any tax treaty relating to inheritance or gift tax.

United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the Dollar;

•	a person that owns or is deemed to own 10% or more of any class of our stock; or

•	an entity treated as a partnership for U.S. federal income tax purposes that holds shares of common stock or ADSs, or an investor therein.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other foreign tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of common stock or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the share of common stock or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 or 2016 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common stock or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common stock or ADSs, including the application of the rules to their particular circumstances.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net loss on derivatives transactions of Won 26 billion and net loss on valuation of derivatives of Won 28 billion in 2014, net gain on valuation of derivatives of Won 83 billion and net gain on derivatives transactions of Won 23 billion in 2015 and net loss on derivatives transactions of Won 22 billion and net loss on valuation of derivatives of Won 16 billion in 2016.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2014				2015				2016
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(356)	￦	356	￦	(166)	￦	166	￦	(163)	￦	163
Japanese Yen		(96)		96		(97)		97		(78)		78
Euro		(30)		30		(22)		22		(9)		9

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

	For the Years Ended December 31,
	2014		2015		2016
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	102	￦	118	￦	120

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2016 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2016		December 31, 2015
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	2,017	1,134	1,400	359	621	533	6,064	5,943	8,658	8,674
Average weighted rate (1)	3.27%	2.19%	2.47%	1.48%	1.67%	1.53%	2.45%		3.37%
Variable rate	329	339	193	61	33	84	1,039	1,034	981	984
Average weighted rate (1)	2.62%	3.56%	1.58%	2.78%	3.27%	3.64%	2.84%		2.91%

Sub-total	2,346	1,473	1,593	420	654	617	7,103	6,977	9,639	9,658

Foreign currency, principally Dollars and Yen:
Fixed rate	2,685	415	189	1,033	999	454	5,775	5,639	4,812	4,994
Average weighted rate (1)	2.44%	1.35%	4.19%	4.01%	4.88%	2.93%	3.15%		3.45%
Variable rate	4,963	1,051	200	715	33	2,865	9,827	9,837	10,769	10,762
Average weighted rate (1)	1.50%	1.22%	2.13%	3.03%	3.10%	6.02%	2.92%		2.13%

Sub-total	7,648	1,466	389	1,748	1,032	3,319	15,602	15,476	15,581	15,756

Total	9,994	2,939	1,982	2,168	1,686	3,936	22,705	22,453	25,220	25,414

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2016, we received $770,000 from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.  Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

c. Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2016 is included in Item 18 of this Form 20-F.

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

Item 16. [Reserved]

Item 16.A. Audit Committee Financial Expert

The board of directors has approved the members of our audit committee. Chung, Moon-Ki is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG, in 2015 and 2016:

	For the Year Ended December 31,
	2015		2016
	(In millions of Won)
Audit fees	￦	5,491	￦	5,159
Audit-related fees		—		—
Tax fees		974		1,267
Other fees		3		—

Total fees	￦	6,468	￦	6,426

Audit fees in 2015 and 2016 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Tax fees in 2015 and 2016 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

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

Item 16.D.  Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2016:

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and seven out of 12 directors are Outside Directors. Under our articles of incorporation, we may have up to five Inside Directors and seven Outside Directors.

Nomination/Corporate Governance Committee

A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee	We have not established a separate nomination corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Inside Director.

Compensation Committee

A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose,	We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2015 and 2016 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of POSCO’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POSCO and subsidiaries as of December 31, 2015 and 2016 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of POSCO’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2017 expressed an unqualified opinion on the effectiveness of POSCO’s internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2017

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

The Board of Directors and Shareholders

POSCO:

We have audited POSCO’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. POSCO’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on POSCO’s internal control over financial reporting based on our audit.

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

In our opinion, POSCO maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of POSCO and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated April 26, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2017

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015 and 2016

	Notes	December 31, 2015		December 31, 2016
	(in millions of Won)
Assets
Cash and cash equivalents	4,5,23	￦	4,870,185	2,447,619
Trade accounts and notes receivable, net	6,17,23,29,37		9,575,264	9,674,026
Other receivables, net	7,23		1,679,879	1,539,742
Other short-term financial assets	8,23,37		3,910,387	5,224,911
Inventories	9		8,566,882	9,515,895
Current income tax assets	35		33,765	46,473
Assets held for sale	10		57,281	311,958
Other current assets	16		808,252	894,484

Total current assets			29,501,895	29,655,108

Long-term trade accounts and notes receivable, net	6,23		120,338	51,124
Other receivables, net	7,23		863,258	762,912
Other long-term financial assets	8,23		2,341,460	2,657,692
Investments in associates and joint ventures	11		3,945,333	3,882,389
Investment property, net	13		1,084,292	1,117,720
Property, plant and equipment, net	14		34,522,855	33,770,339
Intangible assets, net	15		6,405,754	6,088,729
Defined benefit assets, net	21		—	83,702
Deferred tax assets	35		1,333,785	1,500,219
Other long-term assets	16		629,000	567,680

Total non-current assets			51,246,075	50,482,506

Total assets		￦	80,747,970	80,137,614

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2015 and 2016

	Notes	December 31, 2015		December 31, 2016
	(in millions of Won)
Liabilities
Trade accounts and notes payable	23,37	￦	3,125,348	4,073,286
Short-term borrowings and current installments of long-term borrowings	4,17,23		12,371,032	10,194,807
Other payables	18,23		2,129,093	1,851,659
Other short-term financial liabilities	19,23,37		202,117	149,748
Current income tax liabilities	35		377,962	446,071
Liabilities of disposal group held for sale	10		34,202	—
Provisions	20		102,320	114,865
Other current liabilities	22,29		2,011,452	2,113,873

Total current liabilities			20,353,526	18,944,309

Long-term trade accounts and notes payable	23,37		11,098	44,512
Long-term borrowings, excluding current installments	4,17,23		12,849,199	12,510,191
Other payables	18,23		134,470	208,559
Other long-term financial liabilities	19,23		54,696	81,309
Defined benefit liabilities, net	21		182,025	123,604
Deferred tax liabilities	35		1,676,658	1,642,939
Long-term provisions	20		221,692	337,739
Other long-term liabilities	22		251,405	479,183

Total non-current liabilities			15,381,243	15,428,036

Total liabilities			35,734,769	34,372,345

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,393,079	1,407,247
Hybrid bonds	25		996,919	996,919
Reserves	26		(594,756)	(143,985)
Treasury shares	27		(1,533,898)	(1,533,468)
Retained earnings			40,461,496	41,125,712

Equity attributable to owners of the controlling company			41,205,243	42,334,828
Non-controlling interests	25		3,807,958	3,430,441

Total equity			45,013,201	45,765,269

Total liabilities and equity		￦	80,747,970	80,137,614

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income (loss)

For the years ended December 31, 2014, 2015 and 2016

	Notes	2014		2015	2016
	(in millions of Won, except per share information)
Revenue	28,29,37	￦	64,758,625	58,522,268	52,939,771
Cost of sales	29,31,34,37		(57,465,485)	(52,018,434)	(46,271,465)

Gross profit			7,293,140	6,503,834	6,668,306
Selling and administrative expenses	30,34
Administrative expenses	31		(2,309,756)	(2,395,248)	(2,291,540)
Selling expenses			(1,760,118)	(1,728,956)	(1,553,686)
Other operating income and expenses	32,37
Other operating income			269,406	549,048	215,136
Other operating expenses	34		(979,674)	(1,442,298)	(755,720)

Operating profit			2,512,998	1,486,380	2,282,496
Share of loss of equity-accounted investees, net	11		(299,893)	(506,054)	(88,677)
Finance income and costs	23,33
Finance income			2,396,762	2,557,073	2,231,980
Finance costs			(3,221,987)	(3,387,054)	(3,014,190)

Profit before income taxes			1,387,880	150,345	1,411,609
Income tax expense	35		(823,841)	(266,560)	(379,544)

Profit (loss)			564,039	(116,215)	1,032,065
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	21		(75,101)	41,954	20,540
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(45,754)	(82,509)	134,590
Net changes in the unrealized fair value of available-for-sale investments	23		(333,891)	(187,854)	310,608
Foreign currency translation differences			(836)	66,280	(11,491)

Other comprehensive income (loss), net of tax			(455,582)	(162,129)	454,247

Total comprehensive income (loss)		￦	108,457	(278,344)	1,486,312

Profit (loss) attributable to :
Owners of the controlling company		￦	632,706	171,494	1,354,807
Non-controlling interests			(68,667)	(287,709)	(322,742)

Profit (loss)		￦	564,039	(116,215)	1,032,065

Total comprehensive income (loss) attributable to :
Owners of the controlling company		￦	181,525	23,864	1,814,030
Non-controlling interests			(73,068)	(302,208)	(327,718)

Total comprehensive income (loss)		￦	108,457	(278,344)	1,486,312

Basic and diluted earnings per share (in Won)	36		7,514	1,731	16,521

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2015 and 2016

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

For the years ended December 31, 2014, 2015 and 2016

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

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2014, 2015 and 2016

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total
	(in millions of Won)
Balance as of January 1, 2016	￦	482,403	1,393,079	996,919	(594,756)	(1,533,898)	40,461,496	41,205,243	3,807,958	45,013,201
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	1,354,807	1,354,807	(322,742)	1,032,065
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	9,787	9,787	10,753	20,540
Capital adjustment arising from investments in equity-method investees, net of tax		—	—	—	124,626	—	—	124,626	9,964	134,590
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	314,428	—	—	314,428	(3,820)	310,608
Foreign currency translation differences, net of tax		—	—	—	10,382	—	—	10,382	(21,873)	(11,491)

Total comprehensive income (loss)		—	—	—	449,436	—	1,364,594	1,814,030	(327,718)	1,486,312

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(50,333)	(530,307)
Interim dividends		—	—	—	—	—	(179,992)	(179,992)	—	(179,992)
Changes in subsidiaries		—	—	—	—	—	—	—	49,250	49,250
Changes in ownership interests in subsidiaries		—	8,650	—	—	—	—	8,650	(16,544)	(7,894)
Interest of hybrid bonds		—	—	—	—	—	(43,832)	(43,832)	(24,253)	(68,085)
Disposal of treasury shares		—	32	—	—	430	—	462	—	462
Others		—	5,486	—	1,335	—	3,420	10,241	(7,919)	2,322

Total transactions with owners of the controlling company		—	14,168	—	1,335	430	(700,378)	(684,445)	(49,799)	(734,244)

Balance as of December 31, 2016	￦	482,403	1,407,247	996,919	(143,985)	(1,533,468)	41,125,712	42,334,828	3,430,441	45,765,269

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

	Notes	2014		2015	2016
		(in millions of Won)
Cash flows from operating activities
Profit (loss)		￦	564,039	(116,215)	1,032,065
Adjustments for:
Depreciation			2,894,609	2,836,663	2,835,843
Amortization			343,940	381,583	378,004
Finance income			(1,046,718)	(1,165,340)	(882,905)
Finance costs			1,801,015	1,852,862	1,501,953
Income tax expense			823,841	266,560	379,544
Gain on disposal of property, plant and equipment			(15,039)	(22,730)	(23,826)
Loss on disposal of property, plant and equipment			50,006	101,732	86,622
Impairment loss on property, plant and equipment			64,833	136,269	196,882
Share of loss of equity-accounted investees			299,893	506,054	88,677
Expenses related to post-employment benefits			237,886	245,402	333,139
Increase to provisions			245,470	86,903	189,914
Bad debt expenses			205,306	337,235	202,717
Loss on valuation of inventories			41,713	152,952	152,249
Impairment loss on goodwill and intangible assets			55,220	161,412	127,875
Gain on disposal of assets held for sale			(48,232)	(227,956)	(23,112)
Loss on disposal of assets held for sale			14	190,357	254
Impairment loss on assets held for sale			17,205	133,547	24,890
Others, net			56,876	(21,643)	7,073

			6,027,838	5,951,862	5,575,793

Changes in operating assets and liabilities	39		(1,853,782)	2,784,452	(404,570)
Interest received			238,817	198,193	206,839
Interest paid			(882,183)	(831,566)	(691,264)
Dividends received			114,694	237,715	152,559
Income taxes paid			(797,324)	(622,612)	(602,004)

Net cash provided by operating activities		￦	3,412,099	7,601,829	5,269,418

Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(3,096,602)	(13,037,990)	(18,578,809)
Proceeds from disposal of short-term financial instruments			4,635,120	10,595,379	17,177,409
Acquisition of long-term financial instruments			(24,683)	(34,733)	(8,249)
Increase in loans			(361,671)	(295,689)	(603,332)
Collection of loans			76,717	308,906	557,064
Acquisitions of available-for-sale investments			(75,582)	(87,824)	(328,151)
Proceeds from disposal of available-for-sale investments			252,056	308,161	280,066
Acquisitions of investments of equity-accounted investees			(702,989)	(77,155)	(173,769)
Proceeds from disposal of investments of equity-accounted investees			21,359	11,813	7,914
Acquisitions of property, plant and equipment			(3,505,549)	(2,560,244)	(2,324,112)
Proceeds from disposal of property, plant and equipment			62,829	59,031	44,330
Acquisitions of investment property			(406,603)	(61,478)	(45,735)
Proceeds from disposal of investment property			43,167	1,120	11,624
Acquisitions of intangible assets			(343,804)	(289,148)	(138,181)
Proceeds from disposal of intangible assets			9,043	12,832	8,672
Proceeds from disposal of assets held for sale			1,291	127,133	305,813
Cash received from (paid in) aquisition of business, net of cash acquired			(388,578)	—	4,503
Cash received from disposal of business, net of cash transferred			48,949	469,576	21,223
Others, net			10,348	15,634	27,093

Net cash used in investing activities			(3,745,182)	(4,534,676)	(3,754,627)

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014, 2015 and 2016

	Notes	2014		2015	2016
		(in millions of Won)
Cash flows from financing activities
Proceeds from borrowings			2,522,495	1,779,097	1,988,665
Repayment of borrowings			(2,802,150)	(3,509,970)	(4,274,895)
Proceeds from (repayment of) short-term borrowings, net			1,037,912	(846,230)	(885,861)
Payment of cash dividends			(677,000)	(822,570)	(708,970)
Payment of interest of hybrid bonds			(69,713)	(67,725)	(68,097)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			54,066	1,260,053	24,704
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			—	(10,810)	(11,301)
Proceeds from disposal of treasury shares			43,188	—	—
Others, net			26,314	(23,446)	(15,212)

Net cash provided by (used in) financing activities			135,112	(2,241,601)	(3,950,967)

Effect of exchange rate fluctuation on cash held			11,545	23,496	12,611

Net increase (decrease) in cash and cash equivalents			(186,426)	849,048	(2,423,565)
Cash and cash equivalents at beginning of the period	5		4,208,562	4,022,136	4,871,184

Cash and cash equivalents at end of the period	5	￦	4,022,136	4,871,184	2,447,619

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2015 and 2016

1.	General Information

General information about POSCO, its 38 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 160 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 102 associates and joint ventures are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange on June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of December 31, 2016, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	9,482,959	10.88
Nippon Steel & Sumitomo Metal Corporation (*1)	2,894,712	3.32
BlackRock Institutional Trust Company, N.A. (*1)	2,236,618	2.57
KB Financial Group Inc. and subsidiaries (*2)	2,091,553	2.40
Saudi Arabian Monetary Authority	2,071,515	2.38
Others	68,409,478	78.45

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2016, the shares of POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2015 and 2016 are as follows:

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO Processing & Service	Steel sales and trading	96.01	—	96.01	93.95	0.45	94.40	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	57.25	11.05	68.30	57.25	11.05	68.30	Seoul
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	53.63	61.13	7.50	53.63	61.13	Seoul
POSCO CHEMTECH	Refractories manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO NIPPON STEEL RHF JOINT VENTURE. CO., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
IT Engineering CO. Ltd	Automotive engineering service	—	17.00	17.00	—	17.00	17.00	Seoul
MegaAsset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO Engineering CO., Ltd	Construction and engineering service	—	95.56	95.56	—	95.56	95.56	Incheon
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSPOWER Co., Ltd.	Other generation	—	100.00	100.00	—	100.00	100.00	Samcheok
Songdo Posco Family housing	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
HOTEL LAONZENA	Hotel business	—	100.00	100.00	—	100.00	100.00	Daegu
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
POCA STEM Co., Ltd	Stem cell medicine development	—	—	—	—	100.00	100.00	Seoul
Posco e&c Songdo International Building(*1)	Non-residental building rental	—	—	—	—	100.00	100.00	Seoul
POSCO ES MATERIALS CO., Ltd.(*2)	Secondary and storage battery manufacturing	—	—	—	75.32	—	75.32	Gumi

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Poscoene	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	70.99	70.99	—	70.99	70.99	Seoul
BLUE O&M Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
Busan E&E Co,. Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	69.91	30.09	100.00	Pohang
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	Trading, energy & resource development and others	60.31	—	60.31	60.31	—	60.31	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
POSCO TMC Co., Ltd.	Component manufacturing	—	74.56	74.56	—	—	—	Cheonan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	—	—	Jeju
POSCO Green Gas Technology Co., Ltd	Gas production and sales	100.00	—	100.00	—	—	—	Gwangyang
POSCO AST	Steel manufacturing and sales	—	100.00	100.00	—	—	—	Ansan
POSHIMETAL Co., Ltd.	Ferromanganese manufacturing and sales	100.00	—	100.00	—	—	—	Gwangyang
Steel Processing and Fabricating Center Co., LTD	Steel manufacturing	—	84.89	84.89	—	—	—	Gwangyang
POSCO LED Co., Ltd.	LED lightening	16.70	63.30	80.00	—	—	—	Seongnam
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO(Guangdong) Coated Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO., LTD (formerly, POSCO-JEPC Co., Ltd.)	Steel manufacturing	—	88.02	88.02	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	87.07	4.98	92.05	87.07	4.98	92.05	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO Suzhou Processing Center Co., Ltd.	Steel manufacturing	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	United Arab Emirates
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Chemical plant	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt.Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO VNPC(Vietnam HANOI Processing Center) Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO-AAPC	Steel manufacturing	—	100.00	100.00	—	97.80	97.80	USA
PT PEN INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO(Yantai)Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., Ltd	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction - UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.60	51.60	—	51.60	51.60	China
POSCO DAEWOO POWER (PNGPOM) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
POSCO DAEWOO AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO DAEWOO DEUTSCHLAND GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO DAEWOO JAPAN Corp	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO DAEWOO SINGAPORE PTE LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO DAEWOO ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO DAEWOO CHINA CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Textile LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO DAEWOO AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO DAEWOO MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO (Zhangjiagang) STS
Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO DAEWOO MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
POSCO DAEWOO SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO INDIA PVT., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	India
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
EPC EQUITIES LLP	Construction	—	80.00	80.00	—	80.00	80.00	England
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
SANTOS CMI S.A.	Construction	—	80.00	80.00	—	80.00	80.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
COMPANIADEAUTOMATIZACION &CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hong Kong

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
PT.POSCO-Indonesia Inti	Mine development	99.99	—	99.99	99.99	—	99.99	Indonesia
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	99.98	99.98	—	99.98	99.98	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
POSCO DAEWOO WAIGAIQIAO SHANGHAI CO., LTD	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT.Krakatau Posco Chemtech Calcination	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	100.00	100.00	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO DAEWOO MYANMAR CORPORATION LIMITED	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
POSCO DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Yingkou Puxiang Trade Co., Ltd.	Refractory quality test and import and export trade	—	100.00	100.00	—	100.00	100.00	China
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	51.00	51.00	Myanmar
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	100.00	100.00	South Africa
Daewoo Amara Company Limited	Real estate development	—	98.54	98.54	—	98.54	98.54	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
SANTOS CMI Guatemala S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Guatemala
POSCO-CDSFC	Steel manufacturing	42.16	25.39	67.55	50.20	49.80	100.00	China
POSCO ChengDu Processing Center	Steel manufacturing	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO., Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Thailand
DAEWOO POWER PNG Ltd.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
COINSA INGENIERIA Y PETROQUIMICA S.R.L	Construction	—	50.00	50.00	—	50.00	50.00	Bolivia
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO Vietnam Holdings Co., LTD.	Holding company	79.28	20.72	100.00	79.28	20.72	100.00	Vietnam
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction	—	100.00	100.00	—	100.00	100.00	Mongolia
Daewoo Minerals Canada Corporation	Resources development	—	—	—	—	100.00	100.00	Canada
Chongqing POSCO CISL Automotive Steel Co., Ltd.	Automotive steel sheet manufacturing and sales	—	—	—	51.00	—	51.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
		December 31, 2015			December 31, 2016
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO-JWPC Co., Ltd.	Steel manufacturing	—	89.18	89.18	—	—	—	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	—	—	—	China
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	—	—	China
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	Electric control machine manufacturing	—	100.00	100.00	—	—	—	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	80.00	20.00	100.00	—	—	—	Mexico
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	100.00	100.00	—	—	—	Uzbekistan
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	66.70	66.70	—	—	—	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	68.00	68.00	—	—	—	China
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	—	—	—	Japan
POSCO FOUNDATION	Non-profit charitable organization	—	100.00	100.00	—	—	—	India
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	Construction and engineering	—	100.00	100.00	—	—	—	Costa Rica
PMM PIPE	Common steel welded pipe manufacturing and sales	—	50.00	50.00	—	—	—	Japan
KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*3)	Chemical by-product manufacturing and sales	—	45.00	45.00	—	—	—	Indonesia

(*1)	Reclassified to subsidiary from associate during the year ended December 31, 2016.

(*2)	Reclassified to subsidiary from joint venture during the year ended December 31, 2016.

(*3)	Reclassified to associate from subsidiary during the year ended December 31, 2016.

The equity of controlling company increased by ￦301,029 million (POSCO ENGINEERING & CONSTRUCTION., LTD., PT PEN INDONESIA and others) and ￦8,650 million (POSCO Processing &Service and others) in 2015 and 2016, respectively, as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control.

Cash dividends paid to POSCO by subsidiaries in 2014, 2015 and 2016 amounted to ￦58,488 million, ￦437,194 million and ￦75,830 million, respectively.

As of December 31, 2016, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(c) Details of non-controlling interest as of and for the years ended December 31, 2014, 2015 and 2016 are as follows:

1) December 31, 2014

	POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	5,177,495	645,598	360,673	5,082,514	501,219	12,781,184	24,548,683
Non-current assets		6,028,358	3,303,632	251,206	1,333,612	3,393,917	10,135,827	24,446,552
Current liabilities		(5,046,468)	(988,132)	(131,389)	(3,494,647)	(546,791)	(11,493,074)	(21,700,501)
Non-current liabilities		(1,807,698)	(2,118,519)	(7,150)	(882,025)	(2,513,129)	(3,681,307)	(11,009,828)
Equity		4,351,687	842,579	473,340	2,039,454	835,216	7,742,630	16,284,906
Non-controlling interests		1,727,078	252,773	189,336	213,624	91,668	1,677,400	4,151,879
Sales		19,938,711	1,129,977	1,331,527	7,174,890	2,533,673	28,738,206	60,846,984
Profit (loss) for the period		83,167	(232,503)	68,196	50,023	21,100	(159,066)	(169,083)
Profit (loss) attributable to non-controlling interests		33,007	(69,751)	27,278	5,240	2,316	(62,302)	(64,212)
Cash flows from operating activities		(149,695)	(27,383)	20,676	24,592	36,346	(121,697)	(217,161)
Cash flows from investing activities		(167,573)	(74,454)	(28,349)	(33,755)	(117,154)	(230,954)	(652,239)
Cash flows from financing activities (before dividends to non-controlling interest)		336,114	75,680	—	(15,162)	83,014	406,904	886,550
Dividend to non-controlling interest		(13,558)	—	(3,544)	(1,923)	(24,125)	(5,748)	(48,898)
Effect of exchange rate fluctuation on cash held		(46)	134	43	(8)	—	3,636	3,759
Net increase (decrease) in cash and cash equivalents		5,242	(26,023)	(11,174)	(26,256)	(21,919)	52,141	(27,989)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) December 31, 2015

	POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	3,930,857	441,999	360,812	5,115,325	590,460	9,648,917	20,088,370
Non-current assets		4,777,482	3,363,935	248,549	1,756,367	3,333,351	7,776,264	21,255,948
Current liabilities		(3,568,714)	(1,004,002)	(106,167)	(3,125,697)	(663,945)	(9,692,004)	(18,160,529)
Non-current liabilities		(1,941,909)	(2,315,554)	(5,405)	(768,529)	(2,420,547)	(2,567,980)	(10,019,924)
Equity		3,197,716	486,378	497,789	2,977,466	839,319	5,165,197	13,163,865
Non-controlling interests		1,269,096	145,913	199,116	1,405,391	92,118	1,182,137	4,293,771
Sales		16,890,723	1,227,266	1,175,272	6,866,802	1,909,919	25,784,254	53,854,236
Profit (loss) for the period		79,092	(398,438)	35,516	108,895	15,831	(835,389)	(994,493)
Profit (loss) attributable to non-controlling interests		31,390	(119,531)	14,206	51,399	1,738	(247,106)	(267,904)
Cash flows from operating activities		433,493	(13,595)	19,921	434,257	6,075	(72,371)	807,780
Cash flows from investing activities		(74,644)	(8,994)	25,318	21,075	(20,980)	(110,712)	(168,937)
Cash flows from financing activities (before dividends to non-controlling interest)		(340,532)	18,886	66	69,615	11,572	289,715	49,322
Dividend to non-controlling interest		(22,597)	—	(4,135)	(703)	(24,125)	(145,582)	(197,142)
Effect of exchange rate fluctuation on cash held		430	83	—	819	—	3,502	4,834
Net increase (decrease) in cash and cash equivalents		(3,850)	(3,620)	41,170	525,063	(27,458)	(35,448)	495,857

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

3) December 31, 2016

	POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
	(in millions of Won)
Current assets	￦	4,038,313	460,376	397,370	5,163,436	713,039	9,696,140	20,468,674
Non-current assets		4,510,085	3,304,292	243,401	1,710,398	3,038,665	7,749,277	20,556,118
Current liabilities		(3,662,811)	(1,120,077)	(109,016)	(3,284,090)	(937,668)	(9,669,053)	(18,782,715)
Non-current liabilities		(1,681,182)	(2,337,612)	(2,337)	(855,791)	(2,172,226)	(2,856,498)	(9,905,646)
Equity		3,204,405	306,979	529,418	2,733,953	641,810	4,919,866	12,336,431
Non-controlling interests		1,271,750	92,094	211,767	1,290,450	70,441	945,962	3,882,464
Sales		15,417,550	1,244,711	1,076,455	5,352,395	1,657,890	23,251,563	48,000,564
Profit (loss) for the period		113,832	(187,151)	41,829	(760,187)	(130,809)	(461,034)	(1,383,520)
Profit (loss) attributable to non-controlling interests		45,177	(56,145)	16,732	(358,815)	(14,357)	(312,297)	(679,705)
Cash flows from operating activities		337,338	45,672	30,295	(211,182)	18,107	53,050	273,280
Cash flows from investing activities		(35,054)	(8,804)	(42,021)	(102,939)	(1,047)	(253,206)	(443,071)
Cash flows from financing activities (before dividends to non-controlling interest)		(295,226)	(36,286)	(1,250)	(20,953)	(2,875)	204,797	(151,793)
Dividend to non-controlling interest		(22,597)	—	(4,726)	(14,800)	(24,378)	(7,349)	(73,850)
Effect of exchange rate fluctuation on cash held		10	67	1	760	—	1,687	2,525
Net increase (decrease) in cash and cash equivalents		(15,529)	649	(17,701)	(349,114)	(10,193)	(1,021)	(392,909)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(d) Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2015 and 2016 are as follows:

		Ownership (%)
Investee	Category of business	2015	2016	Region
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Investment in new technologies	28.93	29.37	Seoul
POSCO PLANTEC Co., Ltd. (*2)	Construction of industrial plant	73.94	73.94	Ulsan
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	29.90	29.90	Chuncheon
Incheon-Gimpo Expressway Co., Ltd.	Construction	22.32	20.04	Anyang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	Private equity financial	40.45	40.45	Seoul
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	25.10	29.53	Chungju
Daesung Steel (*1)	Steel sales	17.54	17.54	Busan
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*1)	Investment in new technologies	12.50	12.50	Seoul
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
Pohang Techno Valley PFV Corporation	Real estate development and rental	54.99	30.28	Pohang
Gunggi Green Energy (*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KC Chemicals CORP (*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Posco-IDV Growth Ladder IP Fund (*1)	Investment in new technologies	17.86	17.86	Seoul
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Postech Early Stage Fund (*1)	Investment in new technologies	10.00	10.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Posgreen Co., Ltd. (*1)	Plaster manufacturing	19.00	19.00	Gwangyang
Pohang E&E Co,. Ltd.	Investment in waste energy	30.00	30.00	Pohang
POSTECH Social Enterprise Fund (*1)	Investment in new technologies	9.17	9.17	Seoul
Applied Science Corp.	Machinery manufacturing	25.73	24.88	Paju
Noeul Green Energy (*1)	Electricity generation	20.00	10.00	Seoul
Universal Studios Resort Asset Management Corporation	Real estate services	26.17	26.17	Seoul
Pohang Techno Valley AMC	Construction	29.50	29.50	Pohang
METAPOLIS Co.,Ltd.	Multiplex development	40.05	40.05	Hwaseong
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Mokpo Deayang Industrial Corporation	Real estate development	27.40	27.40	Mokpo
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Garolim Tidal Power Plant Co.,Ltd	Tidal power plant construction and management	32.13	32.13	Seosan

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
Investee	Category of business	2015	2016	Region
2016 PoscoPlutus New Technology Investment Fund (*3)	Investment in new technologies	—	25.17	Seoul
Hyundai Invest Guggenheim CLO
Private Special Asset Investment Trust II (*3)	Investment in new technologies	—	38.47	Seoul
PoscoPlutus Bio Fund (*1,3)	Investment in new technologies	—	11.97	Seoul
PoscoPlutus Project Fund (*1,3)	Investment in new technologies	—	11.91	Seoul
Posco Agrifood Export Investment Fund (*3)	Investment in new technologies	—	30.00	Seoul
PoscoPlutus Project II Investment Fund (*1,3)	Investment in new technologies	—	0.61	Seoul
Posco Culture Contents Fund (*3)	Investment in new technologies	—	31.67	Seoul
SeAH Changwon Integrated Special Steel (*4)	Steel manufacturing and sales	19.94	—	Changwon
Green Jang Ryang Co.Ltd (*4)	Sewerage treatment	25.00	—	Pohang
Daewoo Public Car Sales (Gwangju) CO.,Ltd (*4)	Leasing services	50.00	—	Gwangju
Synergy Private Equity Fund (*5)	Investment in new technologies	17.86	—	Seoul
Posco e&c Songdo International Building (*6)	Non-residential building lease	49.00	—	Seoul
[Foreign]
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
7623704 Canada Inc. (*1)	Investments management	10.40	10.40	Canada
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Australia
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
NCR LLC	Coal sales	29.41	29.41	Canada
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	24.10	24.10	Indonesia
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
IMFA ALLOYS FINLEASE LTD.	Raw material manufacturing and sales	24.00	24.00	India
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd	Steel processing and sales	25.00	25.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
PT. Tanggamus Electric Power (*1)	Construction and engineering service	17.50	17.50	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
Sebang Steel	Scrap sales	49.00	49.00	Japan
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
KIRIN VIETNAM CO., LTD (*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

		Ownership (%)
Investee	Category of business	2015	2016	Region
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Australia
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazakhstan
POS-SeAH Steel Wire (Thailand) Co., Ltd. (*3)	Steel manufacturing and sales	—	25.00	Thailand
Jupiter Mines Limited (*1,3)	Energy & resource development	—	17.08	Australia
Chongqing CISL High Strength Cold Rolling Steel Co., Ltd. (*1,3)	Steel manufacturing and sales	—	10.00	China
KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*1,7)	Chemical by-product manufacturing and sales	—	19.00	Indonesia
XG Sciences (*8)	New materials manufacturing and development	10.50	—	USA

(*1)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.

(*2)	On September 30, 2015, in order to improve its financial standing and normalize operation, the associates reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as investment in an associate.

(*3)	These associates were newly established or acquired in 2016.

(*4)	Excluded from associates due to the disposal of shares during the year ended December 31, 2016.

(*5)	Excluded from associates due to liquidation during the year ended December 31, 2016.

(*6)	Reclassified to subsidiary from associate during the year ended December 31, 2016.

(*7)	Reclassified to associate from subsidiary during the year ended December 31, 2016.

(*8)	Excluded from associates due to the loss of significant influence caused by change in composition of the Board of Directors during the year ended December 31, 2016.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) Joint ventures

Details of joint ventures as of December 31, 2015 and 2016 are as follows:

		Ownership (%)
Investee	Category of business	2015	2016	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO ES MATERIALS CO., LTD (*1)	Secondary battery manufacturing	50.00	—	Gumi
[Foreign]
Roy Hill Holdings Pty Ltd.	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
CSP — Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
DMSA/AMSA	Energy & resource development	4.07	4.00	Madagascar
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
VNS-DAEWOO Co., Ltd.	Steel scrap processing and sale	40.00	40.00	Vietnam
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	19.00	19.00	Mexico
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
Hyunson Engineering & Construction HYENCO	Construction	4.90	4.90	Algeria
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA
POSCO E&C Saudi Arabia (*2)	Construction	—	40.00	Saudi Arabia
TANGGANG-POSCO LED (*3)	LED manufacturing and sales	50.00	—	China

(*1)	Reclassified to subsidiary from joint venture during the year ended December 31, 2016.

(*2)	These joint ventures were newly established in 2016.

(*3)	Excluded from joint ventures due to the disposal of shares during the year ended December 31, 2016.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(e) Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2016 are as follows:

Company	Date of addition	Ownership (%)	Reason
Daewoo Minerals Canada Corporation	March 2016	100.00	New establishment
POCA STEM Co., Ltd	June 2016	100.00	Acquisition of control
Chongqing POSCO CISL Automotive Steel Co., Ltd.	July 2016	51.00	New establishment
Posco e&c Songdo International Building	September 2016	100.00	Reclassification from associate
POSCO ES MATERIALS CO., LTD.	December 2016	75.32	Reclassification from joint venture

(f) Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2016 are as follows:

Company	Date of exclusion	Reason
Tamra Offshore Wind Power Co., Ltd	January 2016	Disposal
POSCO Investment Co., Ltd.	January 2016	Merged into POSCO Asia Co., Ltd.
Xenesys Inc.	February 2016	Disposal
POSCO LED Co., Ltd.	March 2016	Disposal
POSHIMETAL Co., Ltd.	March 2016	Merged into POSCO
PMM PIPE	April 2016	Merged into POSCO Japan PC CO., LTD. (formerly, POSCO-JEPC Co., Ltd.)
POSCO Green Gas Technology	May 2016	Merged into POSCO
Qingdao Pos-metal Co., Ltd.	May 2016	Disposal
POSCO FOUNDATION	June 2016	Exclusion upon liquidation
POSCO MEXICO HUMAN TECH S.A. de C.V.	June 2016	Merged into POSCO MEXICO S.A. DE C.V.
POSCO AST	July 2016	Merged into POSCO Processing&Service
KRAKATAU POS-CHEM DONG-SUH CHEMICAL	September 2016	Reclassification to associates due to decline in ownership
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	September 2016	Merged into POSCO ICT-China
POSCO-JWPC Co., Ltd.	November 2016	Merged into POSCO Japan PC CO., LTD. (formerly, POSCO-JEPC Co., Ltd.)
Steel Processing and Fabricating Center Co., LTD	November 2016	Merged into POSCO Processing&Service
POSCO TMC Co., Ltd.	November 2016	Merged into POSCO Processing&Service
Daewoo Paper Manufacturing Co., Ltd.	December 2016	Disposal
Tianjin Daewoo Paper Manufacturing Co., Ltd.	December 2016	Exclusion upon liquidation
DAEWOO TEXTILE BUKHARA LLC	December 2016	Merged into Daewoo Textile LLC
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	December 2016	Exclusion upon liquidation

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2.	Statement of Compliance and Basis of Presentation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the authorized directors on March 2, 2017.

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

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO and subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO’s functional currency which is the currency of the primary economic environment in which POSCO operates.

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 — Subsidiaries, associates and joint ventures

•	Note 10 — Assets held for sale

•	Note 11 — Investments in associates and joint ventures

•	Note 12 — Joint operations

•	Note 25 — Hybrid bonds

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

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

Significant valuation issues are reported to the Company’s Audit Committee.

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

As of December 31, 2014, 2015 and 2016

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company, and

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

As of December 31, 2014, 2015 and 2016

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

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

As of December 31, 2014, 2015 and 2016

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

Construction work in progress

The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceed progress billings. If progress billings exceed costs incurred plus recognized profits (less recognized losses), then the gross amount due to customers for contract work is presented. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

The Company recognizes advances received regarding the amount received from the ordering organization before the commencement of the construction. Also, the Company recognized trade accounts and notes receivable with respect to the amount billed to the ordering organization.

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty.

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

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period.

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

As of December 31, 2014, 2015 and 2016

measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Construction contracts

Construction contracts of the Company primarily consist of contracts for the construction of plants and infrastructure facilities, and revenue recognition for different types of contracts is as follows:

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

The Company has construction contracts in which control and the significant risks and rewards of ownership of the residential real estate are transferred to the buyer upon the delivery. Revenue and expenses from development and sale of these residential real estate are recognized when an individual unit of residential real estate is delivered to the buyer.

(c)	Services rendered

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

As of December 31, 2014, 2015 and 2016

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

As of December 31, 2014, 2015 and 2016

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

With regard to construction segment, segment profit and loss is determined in the same way that consolidated profit after tax for the period is generally determined under IFRS except that revenues and expenses from the development and sale of certain residential real estate are determined by reference to the stage of completion of the contact activity at the end of the reporting period, while in the consolidated financial statements, they are recognized when an individual unit of residential real estate is delivered to the buyer. No adjustments are made for corporate allocations to segment profit and loss. In addition, segment assets and liabilities are generally measured based on total assets and liabilities in accordance with IFRS without any adjustment for corporate allocations, except that assets and liabilities in connection with the construction and sale of residential real estate are determined by reference to the stage of completion of the contract activity at the end of each period.

For the other segments, segment profit and loss is determined the same way that consolidated net after tax profit for the period is generally determined under IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are generally measured based on total assets and liabilities in accordance with IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual periods beginning on January 1, 2016, and the Company has not early adopted them.

(a)	IFRS No. 9 “Financial Instruments”

IFRS No. 9, published in July 2014, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS No. 39

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

“Financial Instruments: Recognition and Measurement”. The Company plans to adopt IFRS No. 9 for the year beginning on January 1, 2018.

IFRS No. 9 will generally be applied retrospectively, however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, IFRS No. 9, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

IFRS No. 9 will require the Company to assess the financial impact from application of IFRS No. 9 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting IFRS No. 9 will be dependent on the financial instruments the Company holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

The Company has not initiated any changes related to IFRS No. 9, therefore the Company has not performed an assessment of the impact resulting from the application of IFRS No. 9. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

Expected qualitative impacts on the consolidated financial statements are generally categorized as follows:

1)	Classification and measurement of financial assets

Under IFRS No. 9, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The classification is determined based on the business model in which assets are managed and their cash flow characteristics, as detailed in the below table.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost (*1)	Fair value through profit or loss (*2)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income (*1)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

The adoption of IFRS No. 9 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, which may increase volatility in the Company’s profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

As of December 31, 2016, the Company had loans and receivables amounting to ￦19,277,709 million, held-to-maturity financial assets amounting to ￦2,470 million, available-for-sale financial assets amounting to ￦2,514,924 million, and financial assets at fair value through profit or loss amounting to ￦147,582 million.

Under IFRS No. 9, a financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. As of December 31, 2016, the Company had loans and receivables which amount to ￦19,277,709 million, and held-to-maturity financial assets which amount to ￦2,470 million, which were measured at amortized costs.

Under IFRS No. 9, a financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. As of December 31, 2016, the Company had debt instruments of ￦49,282 million classified as available-for-sale.

Under IFRS No. 9, on initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in other comprehensive income, and will not reclassify the those items in other comprehensive income to profit or loss subsequently. As of December 31, 2016, the Company had equity investment that is classified as available-for-sale which amounts to ￦2,392,534 million.

2)	Classification and measurement of financial liabilities

Under IFRS No. 9, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in other comprehensive income, not in profit or loss, and the other comprehensive income amount will not be reclassified to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, IAS No. 39, will be presented in other comprehensive income under IFRS No. 9, profit or loss related to valuation of financial liabilities is likely to decrease.

3)	Impairment: Financial assets and contract assets

IFRS No. 9 replaces the incurred loss model in the existing standard with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

Under IFRS No. 9, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in IAS No. 39 as loss allowances will be measured on either of the 12-month or lifetime expected credit loss based on the extent of increase in credit risk since inception as shown in the below table.

Classification (*1)		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition (*2)	12-month expected credit loss: Expected credit losses resulted from possible default events within the 12 months after the reporting date
Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss: Expected credit loss resulted from all possible default events over the expected life of a financial instrument
Stage 3	Credit-impaired

(*1)	A loss allowance for lifetime expected credit losses is required for a financial instrument if the credit risk on that financial instrument has increased significantly since initial recognition. It is also required for contract assets or trade receivables that are not, according to IFRS No. 15 “Revenue from Contracts with Customers”, considered to contain a significant financing component. Additionally, the Company can elect an accounting policy of recognizing lifetime expected credit losses for all contract assets and/or all trade receivables, including those that contain a significant financing component.

(*2)	If the financial instrument has low credit risk at the reporting date, the Company may assume that the credit risk has not increased significantly since initial recognition.

Under IFRS No. 9, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime expected credit loss since the initial recognition are recognized as loss allowances.

As of December 31, 2016, the Company had financial instruments measured at amortized cost amounting to ￦19,280,179 million (loans and receivables ￦19,277,709 million and held- to-maturity financial assets ￦2,470 million), debt instruments measured at fair value through other comprehensive income as they are classified as available for sale amounting to ￦49,282 million, and has recognized bad debt allowance of loans and receivables of ￦977,771 million as of December 31, 2016.

(b)	IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No. 15 “Revenue from Contracts with Customers”, published in May 2014, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including IAS No. 18 “Revenue”, IAS No. 11 “Construction Contracts”, SIC No. 31 “Revenue-Barter transactions involving advertising services”, IFRIC No. 13 “Customer Loyalty Programs”, IFRIC No. 15 “Agreements for the construction of real estate”, and IFRIC No. 18 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt IFRS No. 15 in its consolidated financial statements for the year ending December 31, 2018, however the Company has not determined the transition method.

Existing IFRS standards and interpretations including IAS No. 18 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services,

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

interest income, royalty income, dividend income and construction revenue; however, under the new standard, IFRS No. 15, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The new standard will require the Company to revise its internal controls related to reporting revenue, and these changes are not yet initiated, and the Company has not performed an assessment of the impact resulting from the application of IFRS No. 15. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

Expected qualitative impacts on the consolidated financial statements are as follows:

1)	Progress measurement using input method

Revenue generated from construction contracts for the year ended December 31, 2016 amounts to ￦6,497,723 million which represents approximately 12% of consolidated revenue. The Company enters into certain construction contracts including the purchase and installation of special equipment and proceeds over a period of one year or longer. The Company installs the specialized equipment which is procured from an external manufacturer, and the promised construction service, including the installation of the equipment, is a single performance obligation.

Under IFRS No. 15, if the promised goods and services are not distinct at inception of the contract, the Company is expected to obtain control of the goods before rendering the service related to the goods, the costs to procure the goods are significant relative to the total expected costs to completely satisfy the performance obligation and the Company is provided with the goods from third party and is not significantly involved in designing and manufacturing the goods, the Company adjusts its measure of progress by excluding the costs to procure the goods from both the measure of costs incurred and the transaction price.

2)	Variable consideration

Under IFRS No. 15, the Company estimates an amount of variable consideration by using the method the Company expects to better predict the amount of consideration to which it will be entitled. The Company includes an amount of variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the return period expires. The Company recognize the amounts received or receivable for which the Company does not expect to be entitled as a refund liability.

3)	Disclosure requirements

Under the new standard, the Company is required to disclose more information about its contracts with customers than is currently required under IAS No. 18 and IAS No. 11, including more disaggregated information about revenue and more information about its performance obligations remaining at the reporting date. The Company will disclose the extent of new disclosures required under the new standard upon adoption of IFRS No. 15.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(c)	IFRS No. 16 “Leases”

IFRS No. 16 “Leases”, published in January 2016, replaces the existing guidance in IAS No. 17 “Leases”, IFRIC No. 4 “Determining whether an Arrangement contains a Lease”, SIC No. 15 “Operating Leases-Incentives” and SIC No. 27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. IFRS No. 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS No. 17.

Leases are ‘capitalized’ by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments.

As a lessee, the Company can either apply the standard using a: (a) Retrospective approach or (b) Modified retrospective approach with optional practical expedients. The lessee applies the election consistently to all of its leases. The Company has not yet determined which transition approach to apply.

IFRS No. 16 is effective for the accounting periods beginning on January 1, 2019. Early adoption is permitted for companies that also adopt IFRS No. 15. As of December 31, 2016, The Company has not started the evaluation of the impact on its consolidated financial statements resulting from the application of IFRS No. 16.

(d)	IAS No. 7 “Statement of Cash Flows”

In accordance with IAS No. 7 “Statement of Cash Flows” amended in January 2016, liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

IAS No. 7 is effective for the accounting periods beginning on January 1, 2017, and the Company is not required to provide comparative information for the prior period.

(e)	IAS No. 12 “Income Taxes”

In accordance with IAS No. 12 “Income Taxes” amended in January 2016, In the case of debt instruments measured at fair values, deferred tax accounting treatment is clarified. Temporary difference is calculated from the difference between the carrying amount and taxable base amount of the debt liabilities, regardless of the expected recovery method. When reviewing the feasibility of deferred tax assets, if there is sufficient evidence that it is likely to recover some part of an entity’s assets in excess of the carrying amount, the estimated amount of future taxable income would be included in the estimated future

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

taxable income. In addition, future taxable income estimates are calculated as the amount before deducting the deductible (deduction) effect from deductible temporary differences.

IAS No. 12 is effective from accounting periods beginning on January 1, 2017. The Company believes that the effect of the amendments to the consolidated financial statements is not significant.

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

(a)	Financial risk management

1)	Risk management framework

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

As of December 31, 2014, 2015 and 2016

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

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities from various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

Company has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

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

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2015 and 2016 is as follows:

	2015		2016
	(in millions of Won)
Total borrowings	￦	25,220,231	22,704,998
Less: Cash and cash equivalents		4,870,185	2,447,619

Net borrowings		20,350,046	20,257,379
Total equity		45,013,201	45,765,269
Net borrowings-to-equity ratio		45.21%	44.26%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2016 are as follows:

	2015 (*1)		2016
	(in millions of Won)
Cash	￦	2,632	11,960
Demand deposits and checking accounts		1,796,736	1,312,426
Time deposits		2,263,199	254,888
Other cash equivalents (*2)		807,618	868,345

	￦	4,870,185	2,447,619

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(*1)	Cash and cash equivalents as of December 31, 2015 in the statement of cash flows are different from the amount in the statement of financial position as disclosed above by ￦999 million, as the information disclosed above does not include cash and cash equivalents which were classified as asset groups held for sale as of December 31, 2015 (Note 10).

(*2)	Mainly includes money market trust and others.

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Current
Trade accounts and notes receivable	￦	8,951,108	9,320,915
Finance lease receivables		21,042	10,300
Unbilled due from customers for contract work		1,199,497	860,287
Less: Allowance for doubtful accounts		(596,383)	(517,476)

	￦	9,575,264	9,674,026

Non-current
Trade accounts and notes receivable	￦	126,200	80,447
Finance lease receivables		22,758	11,326
Less: Allowance for doubtful accounts		(28,620)	(40,649)

	￦	120,338	51,124

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦390,172 million and ￦344,410 million as of December 31, 2015 and 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 17).

(b) Finance lease receivables are as follows:

Customer	Contents	2015		2016
	(in millions of Won)
Korea Electric Power Corporation	Combined thermal power plant #3~4	￦	42,536	20,648
KC Chemicals CORP	Machinery and equipment		380	244
Hystech.Co. Ltd.	Machinery and equipment		884	734

		￦	43,800	21,626

(c) The gross amount and present value of minimum lease payments as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Less than 1 year	￦	27,382	13,114
1 year – 5 years		25,643	12,547
Unrealized interest income		(9,225)	(4,035)

Present value of minimum lease payment	￦	43,800	21,626

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

7. Other Receivables

Other receivables as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Current
Short-term loans	￦	405,281	421,818
Other accounts receivable		1,255,075	1,131,492
Accrued income		136,762	139,618
Deposits		89,444	93,891
Others		20,383	13,606
Less : Allowance for doubtful accounts		(227,066)	(260,683)

	￦	1,679,879	1,539,742

Non-current
Long-term loans	￦	725,968	733,974
Long-term other accounts receivable		142,290	81,938
Accrued income		1,236	1,746
Deposits		141,373	104,217
Less : Allowance for doubtful accounts		(147,609)	(158,963)

	￦	863,258	762,912

8.	Other Financial Assets

Other financial assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Current
Derivatives assets held for trading	￦	94,603	49,281
Available-for-sale securities (bonds)		17,994	2,952
Current portion of held-to-maturity securities		21,490	422
Short-term financial instruments (*1,2)		3,776,300	5,172,256

	￦	3,910,387	5,224,911

Non-current
Derivatives assets held for trading	￦	93,886	98,301
Available-for-sale securities (equity instruments) (*3,4)		2,095,206	2,392,534
Available-for-sale securities (bonds)		36,914	46,330
Available-for-sale securities (others)		59,630	73,108
Held-to-maturity securities		1,889	2,048
Long-term financial instruments (*2)		53,935	45,371

	￦	2,341,460	2,657,692

(*1)	As of December 31, 2015 and 2016, ￦6,593 million and ￦6,813 million, respectively, are restricted for use in a government project.

(*2)	As of December 31, 2015 and 2016, financial instruments amounting to ￦105,195 million and ￦82,008 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)	During the year ended December 31, 2016, there were objective evidences of impairment for listed equity securities such as Nippon Steel & Sumitomo Metal Corporation and others due to the significant or prolonged decline in the fair value below cost of the shares and for non-listed equity securities such as Troika Foreign Resource Development Fund and others since those carrying amounts significantly exceed those fair values. As a result, an impairment loss of ￦248,404 million was recognized in profit or loss for the year ended December 31, 2016.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(*4)	As of December 31, 2015 and 2016, ￦124,541 million and ￦123,220 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

9.	Inventories

(a) Inventories as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Finished goods	￦	1,381,018	1,200,344
Merchandise		715,951	851,325
Semi-finished goods		1,390,382	1,552,988
Raw materials		1,868,773	1,939,539
Fuel and materials		810,516	817,397
Construction inventories		1,169,748	1,455,115
Materials-in-transit		1,382,291	1,807,816
Others		79,581	94,535

		8,798,260	9,719,059

Less: Allowance for inventories valuation		(231,378)	(203,164)

	￦	8,566,882	9,515,895

(b) The changes of allowance for inventories valuation for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Beginning	￦	189,282	161,940	231,378
Loss on valuation of inventories		41,713	152,952	152,249
Realization on disposal of inventories		(69,996)	(77,102)	(161,458)
Others		941	(6,412)	(19,005)

Ending	￦	161,940	231,378	203,164

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

10.	Assets Held for Sale

Details of assets held for sale and related liabilities as of December 31, 2015 and 2016 are as follows:

	2015				2016
	Controlling company (*1)		Subsidiaries (*3,4)	Total	Controlling company (*1)	Subsidiaries (*2,3)	Total
	(in millions of Won)
Assets
Cash and cash equivalents	￦	—	999	999	—	—	—
Trade accounts and notes receivable and other receivables		—	7,724	7,724	—	—	—
Property, plant and equipment		25,892	10,383	36,275	764	305,864	306,628
Other assets		—	12,283	12,283	—	5,330	5,330

	￦	25,892	31,389	57,281	764	311,194	311,958

Liabilities
Borrowings		—	26,500	26,500	—	—	—
Other liabilities		—	7,702	7,702	—	—	—

	￦	—	34,202	34,202	—	—	—

(*1)	During the year ended December 31, 2015, the Company classified 1 FINEX facilities as assets held for sale amounting to ￦25,892 million. However, during the year ended December 31, 2016, the Company reclassified related facilities to property, plant and equipment as the conditions for classification of the assets held for sale were not met due to the delay of disposal negotiation.

(*2)	During the year ended December 31, 2016, Posco e&c Songdo International Building, a subsidiary of the Company, determined to dispose of the office building of POSCO ENGINEERING & CONSTRUCTION CO., LTD. in Songdo and entered into a sales contract with Booyoung Housing Co., Ltd. on September 9, 2016. As a result, the Company classified the accompanying property, plant and equipment amounting to ￦300,000 million as assets held for sale, and recognized impairment loss for assets held for sale of ￦17,943 million.

(*3)	Subsidiaries of the Company (POSCO ENERGY CO., LTD., POSCO ICT, POSCO Humans, and POSCO Processing & Service) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.

(*4)	During the year ended December 31, 2015, the Company determined to dispose of its shares in POSCO LED Co., Ltd., a subsidiary of the Company, to Armitron consortium. The Company classified the accompanying assets and liabilities held for sale. During the year ended December 31, 2016, disposal of accompanying assets and liabilities was completed. As a result, the Company recognized gain on disposal of assets held for sale of ￦19,353 million.

11.	Investments in Associates and Joint ventures

(a) Investments in associates and joint ventures as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Investments in associates	￦	1,875,971	1,595,441
Investments in joint ventures		2,069,362	2,286,948

	￦	3,945,333	3,882,389

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) Details of investments in associates as of December 31, 2015 and 2016 are as follows:

	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2015		2016
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	178,713,975,892	29.37	￦	178,787	￦	175,676	175,690
POSCO PLANTEC Co., Ltd. (*4)	133,711,880	73.94		217,282		171,218	—
SeAH Changwon Integrated Special Steel (*1)	—	—		—		165,754	—
SNNC	18,130,000	49.00		90,650		111,326	107,859
QSONE Co.,Ltd.	200,000	50.00		84,395		83,919	84,799
Chuncheon Energy Co., Ltd	10,539,989	29.90		52,700		30,420	45,077
Incheon-Gimpo Expressway Co., Ltd. (*2)	9,032,539	20.04		45,163		39,447	37,372
BLUE OCEAN Private Equity Fund	333	27.52		33,300		35,437	35,752
UITrans LRT Co., Ltd. (*2)	7,714,380	38.19		38,572		40,903	17,851
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,015	13,314
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd (*2)	2,008,000	29.53		10,040		12,265	12,551
Daesung Steel	108,038	17.54		14,000		14,000	12,302
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	11,350	12.50		11,350		14,829	11,890
KONES, Corp.	3,250,000	41.67		6,893		5,775	5,641
Others (33 companies) (*2)						33,933	55,061

						947,917	615,159

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		222,269	215,996
AES-VCM Mong Duong Power Company Limited (*3)	—	30.00		74,161		153,271	167,141
7623704 Canada Inc.	114,452,000	10.40		124,341		134,034	137,512
Eureka Moly LLC	—	20.00		240,123		87,878	89,601
AMCI (WA) PTY LTD	49	49.00		209,664		72,289	70,501
KOREA LNG LTD.	2,400	20.00		135,205		53,548	63,058
Nickel Mining Company SAS	3,234,698	49.00		157,585		76,445	45,138
NCR LLC	—	29.41		32,348		35,447	36,738
PT. Batutua Tembaga Raya	128,285	24.10		21,824		15,382	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		19,311	18,008
PT. Wampu Electric Power (*2)	8,708,400	20.00		10,044		8,855	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,061	6,840
Others (26 companies) (*2)						42,264	98,320

						928,054	980,282

					￦	1,875,971	1,595,441

(*1)	During the year ended December 31, 2016, the Company disposed shares of SeAH Changwon Integrated Special Steel.

(*2)	Investments in associates are provided as collateral related to the associates’ borrowings amounting to ￦101,360 million and ￦124,963 million as of December 31, 2015 and 2016, respectively.

(*3)	Shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, is provided as collateral related to associates’ borrowings as of December 31, 2016.

(*4)	As of December 31, 2016, there was indication of impairment of shares of POSCO PLANTEC Co., Ltd such as the continuous losses, and, accordingly, impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying a 14.5% discount rate. As a result, the Company recognized an impairment loss (Share of loss of equity-accounted investees) of ￦116,604 million as the carrying amount was higher than its recoverable amount.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(c) Details of investments in joint ventures as of December 31, 2015 and 2016 are as follows:

	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2015		2016
	(in millions of Won)
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	104,970	83,113
POSCO ES MATERIALS CO.,LTD (*1)	—	—		—		38,447	—

						143,417	83,113

[Foreign]
Roy Hill Holdings Pty Ltd (*2)	13,117,972	12.50		1,528,672		1,153,434	1,186,859
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		381,461	393,570
CSP — Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		80,805	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		100,908	97,369
KOBRASCO	2,010,719,185	50.00		32,950		78,364	88,308
DMSA/AMSA (*3)	—	4.00		290,236		105,964	74,935
Others (11 companies)						25,009	32,331

						1,925,945	2,203,835

					￦	2,069,362	2,286,948

(*1)	During the year ended December 31, 2016, the Company classified POSCO ES MATERIALS CO.,LTD from joint venture to subsidiary, due to the increase of percentage ownership upon issuance of share capital by the investee.

(*2)	As of December 31, 2015 and 2016, investments in joint ventures amounting to ￦1,153,434 million and ￦1,186,859 million, respectively, are provided as collateral in relation to borrowings.

(*3)	As of December 31, 2015 and 2016, investments in joint ventures amounting to ￦105,964 million and ￦74,935 million, respectively, are provided as collateral for guarantees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(d) The movements of investments in associates and joint ventures for the years ended December 31, 2015 and 2016 were as follows:

1) For the year ended December 31, 2015

Company	December 31, 2014 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2015 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	176,899	—	—	(1,223)	—	175,676
POSCO PLANTEC Co., Ltd.		—	217,282	—	(46,058)	(6)	171,218
SeAH Changwon Integrated Special Steel		—	159,978	—	6,464	(688)	165,754
SNNC		131,671	—	—	(20,566)	221	111,326
QSONE Co.,Ltd.		83,849	—	—	70	—	83,919
Chun-cheon Energy Co., Ltd		—	32,853	—	(2,433)	—	30,420
Incheon-Gimpo Expressway Co., Ltd.		43,045	—	—	(3,910)	312	39,447
BLUE OCEAN Private Equity Fund		31,439	—	—	5,645	(1,647)	35,437
UITrans LRT Co., Ltd.		30,098	9,777	—	1,086	(58)	40,903
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	13,800	—	(451)	(334)	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,801	—	—	(7,536)	—	12,265
Daesung Steel		—	14,000	—	—	—	14,000
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		12,268	3,725	—	211	(1,375)	14,829
KONES, Corp.		5,430	—	—	311	34	5,775
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,841)	(26)	104,970
POSCO ES MATERIALS CO.,LTD		38,021	—	—	440	(14)	38,447
Others (30 companies)		33,511	3,800	—	2,877	(6,255)	33,933

		718,869	455,215	—	(72,914)	(9,836)	1,091,334

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	54,351	13,715	222,269
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	29,561	7,543	153,271
7623704 Canada Inc.		117,100	—	(1,775)	10,875	7,834	134,034
Eureka Moly LLC		228,004	—	—	(147,270)	7,144	87,878
AMCI (WA) PTY LTD		88,050	—	—	(11,222)	(4,539)	72,289
KOREA LNG LTD.		72,089	—	(12,195)	12,362	(18,708)	53,548
Nickel Mining Company SAS		107,408	—	—	(25,562)	(5,401)	76,445
NCR LLC		32,598	—	—	(62)	2,911	35,447
PT. Batutua Tembaga Raya		14,653	—	—	—	729	15,382
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(1,787)	442	19,311
PT. Wampu Electric Power		7,611	1,015	—	(261)	490	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	(76)	168	7,061
Roy Hill Holdings Pty Ltd		1,268,678	—	—	(61,589)	(53,655)	1,153,434
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,967	23,797	381,461
CSP - Compania Siderurgica do Pecem		260,906	—	—	(145,206)	(34,895)	80,805
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	291	1,724	100,908
KOBRASCO		99,787	—	(24,380)	31,124	(28,167)	78,364
DMSA/AMSA		165,094	72,430	—	(137,723)	6,163	105,964
CAML RESOURCES PTY LTD		38,240	—	—	(34,987)	(3,253)	—
Others (33 companies)		90,826	2,839	(5,506)	(18,926)	(1,960)	67,273

		3,341,638	99,430	(76,011)	(433,140)	(77,918)	2,853,999

	￦	4,060,507	554,645	(76,011)	(506,054)	(87,754)	3,945,333

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) For the year ended December 31, 2016

Company	December 31, 2015 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2016 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	175,676	222	—	(399)	191	175,690
POSCO PLANTEC Co., Ltd.		171,218	—	—	(171,927)	709	—
SeAH Changwon Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
SNNC		111,326	—	—	(3,417)	(50)	107,859
QSONE Co.,Ltd.		83,919	—	—	880	—	84,799
Chun-cheon Energy Co., Ltd		30,420	19,832	—	(5,175)	—	45,077
Incheon-Gimpo Expressway Co., Ltd.		39,447	—	—	(2,758)	683	37,372
BLUE OCEAN Private Equity Fund		35,437	—	—	643	(328)	35,752
UITrans LRT Co., Ltd.		40,903	6,817	—	(29,825)	(44)	17,851
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,015	—	—	281	18	13,314
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,265	—	—	286	—	12,551
Daesung Steel		14,000	—	—	(2,272)	574	12,302
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	1,186	(6,000)	11,890
KONES, Corp.		5,775	—	—	(256)	122	5,641
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(21,929)	72	83,113
POSCO ES MATERIALS CO.,LTD		38,447	—	—	(2,061)	(36,386)	—
Others (33 companies)		33,933	20,061	(200)	(2,802)	4,069	55,061

		1,091,334	48,807	(200)	(234,748)	(206,921)	698,272

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(59,717)	46,855	6,589	215,996
AES-VCM Mong Duong Power Company Limited		153,271	—	—	27,031	(13,161)	167,141
7623704 Canada Inc.		134,034	—	(921)	175	4,224	137,512
Eureka Moly LLC		87,878	—	—	(18)	1,741	89,601
AMCI (WA) PTY LTD		72,289	—	—	(3,358)	1,570	70,501
KOREA LNG LTD.		53,548	—	(6,342)	6,392	9,460	63,058
Nickel Mining Company SAS		76,445	—	—	(31,047)	(260)	45,138
NCR LLC		35,447	—	—	(41)	1,332	36,738
PT. Batutua Tembaga Raya		15,382	7,040	—	—	301	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(412)	(891)	18,008
PT. Wampu Electric Power		8,855	—	—	(397)	248	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	242	(463)	6,840
Roy Hill Holdings Pty Ltd		1,153,434	—	—	12,643	20,782	1,186,859
POSCO-NPS Niobium LLC		381,461	—	(10,893)	11,499	11,503	393,570
CSP - Compania Siderurgica do Pecem		80,805	88,930	—	116,694	44,034	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	258	(3,797)	97,369
KOBRASCO		78,364	—	(29,297)	20,761	18,480	88,308
DMSA/AMSA		105,964	24,624	—	(60,415)	4,762	74,935
Others (37 companies)		67,273	28,993	(4,252)	(791)	39,428	130,651

		2,853,999	149,587	(111,422)	146,071	145,882	3,184,117

	￦	3,945,333	198,394	(111,622)	(88,677)	(61,039)	3,882,389

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(e) Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2016 are as follows:

1) December 31, 2015

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	607,966	1,043	606,923	—	(1,231)
POSCO PLANTEC Co., Ltd.		609,655	725,406	(115,751)	457,180	(330,819)
SeAH Changwon Integrated Special Steel		1,293,143	568,639	724,504	971,557	23,403
SNNC		793,480	551,830	241,650	509,044	(57,156)
QSONE Co.,Ltd.		249,482	81,644	167,838	15,068	140
Chun-cheon Energy Co., Ltd		149,025	42,094	106,931	—	(2,389)
Incheon-Gimpo Expressway Co., Ltd.		648,602	458,137	190,465	—	(1,567)
BLUE OCEAN Private Equity Fund		380,000	244,316	135,684	492,065	24,422
UITrans LRT Co., Ltd.		343,744	267,543	76,201	—	(846)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,315	31,626	36,689	—	(1,956)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		154,695	137,471	17,224	21,518	(30,023)
Daesung Steel		163,331	115,475	47,856	13,798	(1,725)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		119,747	1,112	118,635	5,012	1,804
KONES, Corp.		3,544	2,114	1,430	5,337	746
POSCO MITSUBISHI CARBON TECHNOLOGY		489,393	315,392	174,001	—	(13,068)
POSCO ES MATERIALS CO.,LTD		84,719	39,381	45,338	29,214	880
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,223,846	1,333,048	890,798	554,927	220,203
7623704 Canada Inc.		1,300,951	7	1,300,944	76,114	118,007
KOREA LNG LTD.		257,773	36	257,737	63,574	61,806
Nickel Mining Company SAS		445,685	238,695	206,990	155,980	(45,748)
PT. Batutua Tembaga Raya		286,761	268,933	17,828	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		107,874	45,534	62,340	114,994	(5,783)
PT. Wampu Electric Power		201,383	160,159	41,224	17,473	(1,304)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,973	38,336	27,637	67,700	(403)
Roy Hill Holdings Pty Ltd		9,295,492	6,584,536	2,710,956	—	(492,709)
POSCO-NPS Niobium LLC		762,719	—	762,719	—	25,935
CSP - Compania Siderurgica do Pecem		3,839,967	3,319,880	520,087	—	(721,937)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		703,408	327,391	376,017	936,590	1,162
KOBRASCO		187,823	31,094	156,729	94,169	62,248
DMSA/AMSA		6,415,380	4,812,244	1,603,136	737,604	(3,308,836)
CAML RESOURCES PTY LTD		136,112	41,768	94,344	146,909	(20,110)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) December 31, 2016

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	597,767	864	596,903	—	(1,349)
POSCO PLANTEC Co., Ltd.		501,659	678,004	(176,345)	361,351	(43,195)
SNNC		725,987	482,429	243,558	527,101	2,022
QSONE Co.,Ltd.		247,385	77,786	169,599	15,961	1,760
Chun-cheon Energy Co., Ltd		547,805	378,613	169,192	—	(3,748)
Incheon-Gimpo Expressway Co., Ltd.		929,539	718,107	211,432	—	(1,910)
BLUE OCEAN Private Equity Fund		357,723	220,895	136,828	456,311	2,335
UITrans LRT Co., Ltd.		400,761	307,625	93,136	—	(822)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		119,378	79,946	39,432	197	694
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		136,857	124,666	12,191	19,028	967
Daesung Steel		150,944	112,194	38,750	60,772	(12,955)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		96,213	1,094	95,119	14,157	9,561
KONES, Corp.		2,627	1,519	1,108	3,952	(615)
POSCO MITSUBISHI CARBON TECHNOLOGY		448,618	311,070	137,548	53,908	(36,572)

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,171,689	1,305,942	865,747	491,011	187,114
7623704 Canada Inc.		1,334,391	1	1,334,390	—	19,485
KOREA LNG LTD.		303,389	19,704	283,685	33,035	31,962
Nickel Mining Company SAS		491,458	347,194	144,264	145,571	(61,473)
PT. Batutua Tembaga Raya		351,119	332,037	19,082	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		83,291	24,676	58,615	117,387	(1,216)
PT. Wampu Electric Power		206,052	165,618	40,434	3,405	(1,984)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		67,905	40,451	27,454	81,260	938
Roy Hill Holdings Pty Ltd		10,962,261	8,059,714	2,902,547	845,243	129,968
POSCO-NPS Niobium LLC		786,937	—	786,937	—	24,719
CSP - Compania Siderurgica do Pecem		5,682,161	4,237,247	1,444,914	226,669	243,151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		789,336	427,475	361,861	948,488	1,033
KOBRASCO		178,853	2,236	176,617	72,274	41,522
DMSA/AMSA		6,570,172	4,842,560	1,727,612	579,388	(519,969)

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2016 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

13.	Investment Property, Net

(a) Investment property as of December 31, 2015 and 2016 are as follows:

	2015				2016
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
	(in millions of Won)
Land	￦	378,717	(31,838)	346,879	423,910	(31,187)	392,723
Buildings		806,030	(109,504)	696,526	807,657	(136,118)	671,539
Structures		3,971	(2,152)	1,819	3,148	(1,001)	2,147
Construction-in-progress		39,068	—	39,068	51,311	—	51,311

	￦	1,227,786	(143,494)	1,084,292	1,286,026	(168,306)	1,117,720

As of December 31, 2016, the fair value of investment property is ￦1,629,308 million, among which the Company believed the fair value of its investment property of 3 subsidiaries, including DAESAN (CAMBODIA) Co., Ltd. approximate its book value of ￦67,924 million. Also, the Company used the prior year’s fair value for some of the investment property since it is believed that the fair value has not changed significantly.

(b) Changes in the carrying amount of investment property for the years ended December 31, 2015 and 2016 were as follows:

1) For the year ended December 31, 2015

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	415,512	2,665	5,964	(433)	(85)	(76,744)	346,879
Buildings		591,647	49,281	26,750	(909)	(25,391)	55,148	696,526
Structures		2,060	40	—	—	(173)	(108)	1,819
Construction-in-progress		46,373	9,492	—	—	—	(16,797)	39,068

	￦	1,055,592	61,478	32,714	(1,342)	(25,649)	(38,501)	1,084,292

(*1)	Impairment loss on investment property amounting to ￦85 million is included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2016

	Beginning		Acquisitions	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	346,879	24,116	(8,056)	—	29,784	392,723
Buildings		696,526	7,548	(3,339)	(24,043)	(5,153)	671,539
Structures		1,819	1	—	(288)	615	2,147
Construction-in-progress		39,068	13,910	—	—	(1,667)	51,311

	￦	1,084,292	45,575	(11,395)	(24,331)	23,579	1,117,720

(*1)	Impairment loss on investment property amounting to ￦318 million is included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

14.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2015 and 2016 are as follows:

	2015					2016
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Land	￦	2,572,807	—	—	2,572,807	2,607,660	(6,452)	—	2,601,208
Buildings		8,982,405	(3,816,242)	(438)	5,165,725	9,180,028	(4,183,974)	(423)	4,995,631
Structures		5,217,953	(2,268,465)	(75)	2,949,413	5,385,365	(2,476,818)	(67)	2,908,480
Machinery and equipment		45,547,591	(24,453,433)	(415)	21,093,743	46,698,254	(26,379,544)	(320)	20,318,390
Vehicles		303,366	(251,315)	(46)	52,005	306,770	(259,986)	(85)	46,699
Tools		372,440	(298,586)	(376)	73,478	385,960	(312,266)	(2,314)	71,380
Furniture and fixtures		590,046	(441,565)	(382)	148,099	609,736	(477,064)	(266)	132,406
Finance lease assets		168,601	(75,805)	—	92,796	248,590	(89,577)	—	159,013
Construction-in-progress		2,379,890	—	(5,101)	2,374,789	2,542,233	—	(5,101)	2,537,132

	￦	66,135,099	(31,605,411)	(6,833)	34,522,855	67,964,596	(34,185,681)	(8,576)	33,770,339

(b) Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2015 and 2016 were as follows:

1) For the year ended December 31, 2015

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,801,288	47,858	12,520	(30,222)	(1,517)	(257,120)	2,572,807
Buildings		5,359,324	57,042	56,156	(20,759)	(349,774)	63,736	5,165,725
Structures		3,030,163	23,149	—	(3,819)	(213,550)	113,470	2,949,413
Machinery and equipment		21,199,885	239,430	301	(74,445)	(2,244,183)	1,972,755	21,093,743
Vehicles		56,695	9,735	—	(1,601)	(18,221)	5,397	52,005
Tools		64,069	25,230	1,714	(1,169)	(29,401)	13,035	73,478
Furniture and fixtures		143,782	43,697	1,497	(1,502)	(63,754)	24,379	148,099
Finance lease assets		80,081	598	157	(98)	(9,026)	21,084	92,796
Construction-in-progress		2,505,908	2,245,729	—	(4,418)	(17,846)	(2,354,584)	2,374,789

	￦	35,241,195	2,692,468	72,345	(138,033)	(2,947,272)	(397,848)	34,522,855

(*1)	Impairment loss on property, plant and equipment amounting to ￦136,269 million are included.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) For the year ended December 31, 2016

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,572,807	8,901	15,687	(16,176)	(6,452)	26,441	2,601,208
Buildings		5,165,725	37,493	277,242	(12,857)	(396,899)	(75,073)	4,995,631
Structures		2,949,413	19,043	—	(1,994)	(216,631)	158,649	2,908,480
Machinery and equipment		21,093,743	193,856	47,021	(36,095)	(2,277,740)	1,297,605	20,318,390
Vehicles		52,005	8,967	88	(1,990)	(18,484)	6,113	46,699
Tools		73,478	17,546	635	(848)	(27,396)	7,965	71,380
Furniture and fixtures		148,099	30,650	32	(4,248)	(51,361)	9,234	132,406
Finance lease assets		92,796	79,556	—	(38)	(13,409)	108	159,013
Construction-in-progress		2,374,789	1,935,339	2,181	(4,255)	—	(1,770,922)	2,537,132

	￦	34,522,855	2,331,351	342,886	(78,501)	(3,008,372)	(339,880)	33,770,339

(*1)	Includes impairment loss on property, plant and equipment amounting to ￦196,882 million. During the year ended December 31, 2016, due to the existence of indicators for impairment, such as continuing operating loss on fuel cell business of the POSCO ENERGY CO,. LTD, which is included in Other reportable segment, the Company performed impairment test and recognized impairment loss of ￦61,565 million. Recoverable amount was determined based on value-in-use, which was calculated by applying a 14.0% discount rate. The impairment recorded in 2016 also included ￦58,388 million related to POSCO for individual assets based on disposal plans.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2015 and 2016 were as follows:

	2015		2016
	(in millions of Won)
Weighted average expenditure	￦	1,733,503	1,070,280
Borrowing costs capitalized		40,990	40,321
Capitalization rate (%)		3.02 ~ 4.24	3.32 ~ 3.82

(d) Property, plant and equipment and investment property pledged as collateral as of December 31, 2015 and 2016 are as follows:

	Collateral right holder	2015		2016
		(in millions of Won)
Land (*1)	Korean Development Bank and others	￦	826,802	925,670
Buildings and structures (*1)	Korean Development Bank and others		1,446,605	1,734,543
Machinery and equipment	Korean Development Bank and others		4,260,206	4,037,813
Tools	Korean Development Bank		162	—
Construction-in-progress	The Export-Import Bank of Korea		1,000,318	—

		￦	7,534,093	6,698,026

(*1)	Investment property and other assets (land-use right) are included.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

15.	Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2015 and 2016 are as follows:

	2015					2016
	Acquisition cost		Accumulated amortization and impairment	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment	Government grants	Book value
	(in millions of Won)
Goodwill	￦	1,660,395	(198,441)	—	1,461,954	1,669,556	(294,425)	—	1,375,131
Intellectual property rights		2,848,990	(181,098)	(806)	2,667,086	2,923,030	(401,156)	(703)	2,521,171
Premium in rental		148,141	(20,192)	—	127,949	139,843	(20,804)	—	119,039
Development expense		337,318	(201,278)	(244)	135,796	376,327	(259,184)	(131)	117,012
Port facilities usage rights		625,991	(361,190)	—	264,801	633,025	(376,408)	—	256,617
Exploration and evaluation assets		181,710	(30,566)	—	151,144	196,124	(33,856)	—	162,268
Customer relationships		857,417	(297,608)	—	559,809	859,643	(345,398)	—	514,245
Power generation permit		539,405	—	—	539,405	539,405	—	—	539,405
Other intangible assets		966,761	(468,934)	(17)	497,810	1,007,871	(524,000)	(30)	483,841

	￦	8,166,128	(1,759,307)	(1,067)	6,405,754	8,344,824	(2,255,231)	(864)	6,088,729

(b) The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2015 and 2016 were as follows:

1) For the year ended December 31, 2015

	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others (*2)	Ending
	(in millions of Won)
Goodwill	￦	1,795,144	—	—	—	(99,052)	(234,138)	1,461,954
Intellectual property rights		2,762,679	127,112	(3,921)	(192,660)	(20,725)	(5,399)	2,667,086
Premium in rental (*1)		130,942	13,530	(10,594)	(171)	(2,413)	(3,345)	127,949
Development expense		168,746	6,749	(1,084)	(53,740)	(3,034)	18,159	135,796
Port facilities usage rights		156,444	—	—	(11,810)	—	120,167	264,801
Exploration and evaluation assets		92,459	61,427	—	—	—	(2,742)	151,144
Customer relationships		641,625	—	—	(51,808)	(28,402)	(1,606)	559,809
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	88,105	(488)	(71,394)	(7,531)	(108,427)	497,810

	￦	6,884,989	296,923	(16,087)	(381,583)	(161,157)	(217,331)	6,405,754

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) For the year ended December 31, 2016

	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others (*2)	Ending
	(in millions of Won)
Goodwill	￦	1,461,954	—	—	—	(95,984)	9,161	1,375,131
Intellectual property rights		2,667,086	56,849	(753)	(204,112)	(16,786)	18,887	2,521,171
Premium in rental (*1)		127,949	1,964	(7,526)	(243)	(1,559)	(1,546)	119,039
Development expense		135,796	4,027	(60)	(61,732)	(298)	39,279	117,012
Port facilities usage rights		264,801	—	—	(15,217)	—	7,033	256,617
Exploration and evaluation assets		151,144	45,524	—	—	(3,290)	(31,110)	162,268
Customer relationships		559,809	—	—	(47,790)	—	2,226	514,245
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	52,350	(1,454)	(48,910)	(7,353)	(8,602)	483,841

	￦	6,405,754	160,714	(9,793)	(378,004)	(125,270)	35,328	6,088,729

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(c) For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2015 and 2016 are as follows:

Reportable segments	Total number of CGUs
	2015	2016	CGUs	2015		2016
				(in millions of Won)
Steel	9	9	POSCO VST CO., LTD.	￦	36,955	36,955
			Others		13,279	13,151
Trading	3	3	POSCO DAEWOO Corporation (formerly, Daewoo International Corporation) (*1)		1,163,922	1,163,922
			Others		7,638	8,070
E&C	4	4	POSCO Engineering Co., Ltd. (*2)		194,637	111,309
			SANTOS CMI S.A. (*3)		11,795	—
			Others		763	166
Others	7	6	POSCO ENERGY Co., LTD.		26,471	26,471
			Others		6,494	15,087

Total	23	22		￦	1,461,954	1,375,131

(*1)	Recoverable amounts of POSCO DAEWOO Corporation (formerly, Daewoo International Corporation) are determined based on its value in use. As of December 31, 2016, value in use is estimated by applying 7.6% discount rate and 1.5% terminal growth rate within 5 years, the period for the estimated future cash flows, based on management’s business plan. The terminal growth rate does not exceed long-term average growth rate of its industry. No impairment loss on goodwill was recognized during the year ended December 31, 2016 as the recoverable amount exceeded the carrying amount of the CGU.

The estimated recoverable amount of CGU exceeded the carrying amount by ￦69,563 million. Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.33% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 0.93%. Management believes that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would result in impairment loss of goodwill.

(*2)

Recoverable amounts of POSCO Engineering CO., Ltd are determined based on its value in use. As of December 31, 2016, value in use is estimated by applying 9.0% discount rate and 1.0% terminal growth rate within 5 years, the period for the

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

estimated future cash flows, based on management’s business plan. The terminal growth rate does not exceed long-term average growth rate of its industry. Impairment loss on goodwill of ￦83,328 million was recognized for the year ended December 31, 2016 as the recoverable amount calculated by value in use of CGU decreased below the carrying amount of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.57% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.90%.

(*3)	The Company recognized full impairment loss of ￦11,795 million since recoverable amount of SANTOS CMI S.A., a subsidiary of the Company, decreased below its carrying amount.

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Current
Advance payments	￦	696,839	787,452
Prepaid expenses		107,379	105,102
Others		4,034	1,930

		808,252	894,484

Non-current
Long-term advance payments		3,467	27,189
Long-term prepaid expenses		403,536	380,678
Others (*1)		221,997	159,813

	￦	629,000	567,680

(*1)	As of December 31, 2015 and 2016, the Company recognized tax assets amounting to ￦132,489 million and ￦100,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the results of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized in 2015 and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

17.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2015 and 2016 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2015		2016
	(in millions of Won)
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2016~ December, 2016	January, 2017~ December, 2017	0.6~4.0	￦	129,891	254,036
Short-term borrowings	HSBC and others	January, 2016~ December, 2016	January, 2017~ December, 2017	0.3~10.7		8,285,869	7,725,691

						8,415,760	7,979,727

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	June, 2003~ September, 2016	January, 2017~ December, 2017	0.5~8.5		1,318,276	1,390,535
Current portion of foreign loan (*1)	NATIXIS	March, 1986	March, 2017	2.0		401	198
Current portion of debentures	Korean Development Bank and others	August, 2009~ March, 2016	March, 2017~ December, 2017	1.3~5.9		2,637,614	825,176
Less: Current portion of discount on debentures issued						(1,019)	(829)

						3,955,272	2,215,080

					￦	12,371,032	10,194,807

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b) Long-term borrowings, excluding current portion as of December 31, 2015 and 2016 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2015		2016
	(in millions of Won)
Long-term borrowings	Export-Import bank of Korea and others	January, 1983~ September, 2016	March, 2018~ March, 2033	0.4~6.6	￦	6,814,753	6,420,612
Less: Present value discount						(76,828)	(55,799)
Foreign loan	—	—	—	—		200	—
Bonds	Korea Development Bank and others	August, 2009~ July, 2016	October, 2018~ July, 2025	1.2~6.3		6,134,132	6,163,896
Less: Discount on debentures issued						(23,058)	(18,518)

					￦	12,849,199	12,510,191

(c) Property, plant and equipment including investment property, cash equivalents, trade accounts and notes receivable, financial instruments, available-for-sale financial assets, inventories and other assets amounting to ￦6,546,430 million, ￦77,617 million, ￦5,772 million (84 of notes receivable), ￦72,015 million, ￦9,839 million, ￦66,175 million and ￦151,596 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

18.	Other Payables

Other payables as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Current
Accounts payable	￦	983,408	854,623
Accrued expenses		759,598	665,295
Dividend payable		6,453	7,770
Finance lease liabilities		26,876	24,523
Withholdings		352,758	299,448

	￦	2,129,093	1,851,659

Non-current
Accounts payable	￦	22,665	6,823
Accrued expenses		30,221	41,082
Finance lease liabilities		14,409	89,886
Long-term withholdings		67,175	70,768

	￦	134,470	208,559

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Current
Derivatives liabilities	￦	117,841	85,786
Financial guarantee liabilities		84,276	63,962

	￦	202,117	149,748

Non-current
Derivatives liabilities	￦	37,661	37,110
Financial guarantee liabilities		17,035	44,199

	￦	54,696	81,309

20. Provisions

(a) Provisions as of December 31, 2015 and 2016 are as follows:

	2015			2016
	Current		Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	￦	42,602	—	42,986	—
Provision for construction warranties		10,656	70,790	10,551	86,158
Provision for legal contingencies and claims (*1)		—	52,610	4,348	80,498
Provision for the restoration (*2)		15,569	26,357	10,169	37,962
Others (*3,4)		33,493	71,935	46,811	133,121

	￦	102,320	221,692	114,865	337,739

(*1)	The Company recognized probable outflow of resources amounting to ￦32,220 million and ￦30,425 million as provisions in relation to lawsuits against the Company as of December 31, 2015 and 2016, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and gas treatment plant located in Pohang work, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2016. In order to determine the estimated costs, the Company used the assumption that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.49% and 2.37% to assess present value of these costs for recovery of land in Gangneung province and Pohang work, respectively.

(*3)	As of December 31, 2015 and 2016, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ￦41,638 million and ￦87,827 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)	As of December 31, 2015 and 2016, the amount includes a provision of ￦23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION., LTD.

(b) The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c) Changes in provisions for the years ended December 31, 2015 and 2016 were as follows:

1) For the year ended December 31, 2015

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	49,505	46,420	(49,563)	(1,493)	(2,267)	42,602
Provision for construction warranties		80,348	33,698	(21,166)	(4,822)	(6,612)	81,446
Provision for legal contingencies and claims		50,424	15,998	(2,467)	(4,058)	(7,287)	52,610
Provision for the restoration		74,798	2,293	(35,461)	—	296	41,926
Others		118,194	59,219	(46,994)	(15,425)	(9,566)	105,428

	￦	373,269	157,628	(155,651)	(25,798)	(25,436)	324,012

(*1)	Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2016

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	42,602	44,106	(42,211)	(272)	(1,239)	42,986
Provision for construction warranties		81,446	33,925	(19,469)	(2,695)	3,502	96,709
Provision for legal contingencies and claims		52,610	45,525	(14,012)	(188)	911	84,846
Provision for the restoration		41,926	31,673	(13,367)	(12,475)	374	48,131
Others		105,428	142,767	(68,143)	(3,086)	2,966	179,932

	￦	324,012	297,996	(157,202)	(18,716)	6,514	452,604

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

21.	Employee Benefits

(a) Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Expense related to post-employment benefit under defined contribution plans	￦	23,414	25,224	30,344

(b) Defined benefit plans

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Present value of funded obligations	￦	1,702,735	1,715,583
Fair value of plan assets (*1)		(1,532,090)	(1,693,118)
Present value of non-funded obligations		11,380	17,437

Net defined benefit liabilities	￦	182,025	39,902

(*1)	As of December 31, 2016, the Company recognized net defined benefit assets amounting to ￦83,702 million since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2) Changes in present value of defined benefit obligations for the years ended December 31, 2015 and 2016 were as follows:

	2015		2016
	(in millions of Won)
Defined benefit obligation at the beginning of period	￦	1,718,243	1,714,115
Current service costs		239,508	285,706
Interest costs		47,039	39,286
Remeasurements :		(63,364)	(32,927)
— Gain from change in financial assumptions		(37,367)	(72,910)
— Gain from change in demographic assumptions		(10,017)	(4,140)
— Others		(15,980)	44,123
Benefits paid		(157,983)	(278,278)
Others		(69,328)	5,118

Defined benefit obligation at the end of period	￦	1,714,115	1,733,020

3) Changes in fair value of plan assets for the years ended December 31, 2015 and 2016 were as follows:

	2015		2016
	(in millions of Won)
Fair value of plan assets at the beginning of period	￦	1,427,918	1,532,090
Interest on plan assets		41,145	37,385
Remeasurement of plan assets		(8,515)	(6,963)
Contributions to plan assets (*1)		243,082	328,671
Benefits paid		(127,808)	(189,817)
Others		(43,732)	(8,248)

Fair value of plan assets at the end of period	￦	1,532,090	1,693,118

(*1)	The Company expects to make an estimated contribution of ￦180,232 million to the defined benefit plan assets in 2017.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

4) The fair value of plan assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Equity instruments	￦	58,987	56,187
Debt instruments		218,219	411,726
Deposits		1,139,186	1,167,475
Others		115,698	57,730

	￦	1,532,090	1,693,118

5) The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Current service costs	￦	230,445	239,508	285,706
Net interest costs (*1)		7,441	5,894	1,901

	￦	237,886	245,402	287,607

(*1)	The actual return on plan assets amounted to ￦36,060 million, ￦32,630 million and ￦30,422 million for the years ended December 31, 2014, 2015 and 2016, respectively.

The above expenses by function were as follows:

	2014		2015	2016
	(in millions of Won)
Cost of sales	￦	172,668	170,334	161,810
Selling and administrative expenses		64,960	74,210	124,994
Others		258	858	803

	￦	237,886	245,402	287,607

6) Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
	(in millions of Won)
Beginning	￦ (239,005)	(314,106)	(272,152)
Current actuarial gains (losses)	(75,101)	41,954	20,540

Ending	￦ (314,106)	(272,152)	(251,612)

7) The principal actuarial assumptions as of December 31, 2015 and 2016 are as follows:

	2015	2016
	(%)
Discount rate	2.19~9.20	2.15~8.59
Expected future increase in salaries (*1)	1.05~10.00	1.00~10.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

8) Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
	(in millions of Won)
Discount rate	￦	(126,918)	(7.3)	146,710	8.5
Expected future increases in salaries		145,222	8.4	(129,172)	(7.5)

9) As of December 31, 2016 the maturity of the expected benefit payments are as follows:

	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
	(in millions of Won)
Benefits paid	￦	83,983	456,679	667,805	684,859	483,152	2,376,478

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining working lives of employees.

22.	Other Liabilities

Other liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Current
Due to customers for contract work	￦	767,692	1,031,663
Advances received		1,047,385	864,536
Unearned revenue		11,684	8,702
Withholdings		153,562	186,665
Others		31,129	22,307

	￦	2,011,452	2,113,873

Non-current
Advances received	￦	173,632	418,832
Unearned revenue		20,838	20,013
Others		56,935	40,338

	￦	251,405	479,183

23.	Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	188,489	147,582
Available-for-sale financial assets		2,209,744	2,514,924
Held-to-maturity financial assets		23,379	2,470
Loans and receivables		20,580,438	19,277,709

	￦	23,002,050	21,942,685

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) Financial liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	155,502	122,896

Financial liabilities measured at amortized cost
Trade accounts and notes payable		3,136,446	4,117,798
Borrowings		25,220,231	22,704,998
Financial guarantee liabilities		101,311	108,161
Others		2,197,463	2,007,114

		30,655,451	28,938,071

	￦	30,810,953	29,060,967

3) Finance income and costs by category of financial instrument for the years ended December 31, 2014, 2015 and 2016 were as follows:

① December 31, 2014

	Finance income and costs								Other comprehensive income
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	—	72,466	—	256,941	—	—	329,407	—
Available-for-sale financial assets		309	—	—	181,774	(369,723)	47,825	(139,815)	(333,891)
Held-to-maturity financial assets		260	—	—	—	—	(244)	16	—
Loans and receivables		227,685	—	301,623	(20,912)	—	(255)	508,141	—
Financial liabilities at fair value through profit or loss		—	(98,003)	—	(282,638)	—	—	(380,641)	—
Financial liabilities measured at amortized cost		(795,585)	—	(288,513)	(38,594)	—	(19,641)	(1,142,333)	—

	￦	(567,331)	(25,537)	13,110	96,571	(369,723)	27,685	(825,225)	(333,891)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

② December 31, 2015

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	—	129,949	—	357,715	—	—	487,664	—
Available-for-sale financial assets		1,956	—	—	138,782	(142,781)	183,712	181,669	(187,854)
Held-to-maturity financial assets		456	—	—	—	—	(688)	(232)	—
Loans and receivables		207,781	—	283,030	(15,406)	—	(217)	475,188	—
Financial liabilities at fair value through profit or loss		—	(46,748)	—	(334,340)	—	—	(381,088)	—
Financial liabilities measured at amortized cost		(788,772)	—	(665,583)	—	—	(138,827)	(1,593,182)	—

	￦	(578,579)	83,201	(382,553)	146,751	(142,781)	43,980	(829,981)	(187,854)

③ December 31, 2016

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	—	57,411	—	310,625	—	—	368,036	—
Available-for-sale financial assets		431	—	—	127,524	(248,404)	41,000	(79,449)	310,608
Held-to-maturity financial assets		266	—	—	—	—	38	304	—
Loans and receivables		181,778	—	140,751	(17,854)	—	(172)	304,503	—
Financial liabilities at fair value through profit or loss		—	(72,976)	—	(332,415)	—	—	(405,391)	—
Financial liabilities measured at amortized cost		(658,726)	—	(283,059)	(61)	—	(28,367)	(970,213)	—

	￦	(476,251)	(15,565)	(142,308)	87,819	(248,404)	12,499	(782,210)	310,608

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Cash and cash equivalents	￦	4,870,185	2,447,619
Financial assets at fair value through profit or loss		188,489	147,582
Available-for-sale financial assets		55,320	51,649
Held-to-maturity financial assets		23,379	2,470
Loans and other receivables		6,014,651	7,104,940
Trade accounts and notes receivable, net		9,575,264	9,674,026
Long-term trade accounts and notes receivable, net		120,338	51,124

	￦	20,847,626	19,479,410

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2015 and 2016, the maximum exposure to credit risk related to the financial guarantees amounted to ￦4,129,825 million and ￦2,995,544 million, respectively.

2) Impairment losses on financial assets

① Allowance for doubtful accounts as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Trade accounts and notes receivable	￦	625,003	558,125
Other accounts receivable		146,031	203,346
Loans		220,966	210,346
Other assets		7,678	5,954

	￦	999,678	977,771

② Impairment losses on financial assets for the years ended December 31, 2015 and 2016 were as follows:

	2015		2016
	(in millions of Won)
Bad debt expenses on trade accounts and notes receivable	￦	189,616	165,150
Other bad debt expenses (*1)		158,071	50,225
Impairment loss on available-for-sale financial assets		142,781	248,404
Impairment loss on held-to-maturity financial assets		1,000	—
Less: Recovery of allowance for other bad debt accounts		(10,452)	(12,658)
Less: Recovery of impairment loss on held-to-maturity financial assets		(312)	(38)

	￦	480,704	451,083

(*1)	Other bad debt expenses are mainly related to other receivables and loans.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

③ The aging and impairment losses of trade accounts and notes receivable as of December 31, 2015 and 2016 are as follows:

	2015			2016
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
	(in millions of Won)
Not due	￦	6,819,800	55,993	7,963,491	62,511
Over due less than 1 month		1,843,132	5,084	790,042	27,482
1 month – 3 months		367,663	1,781	205,394	8,955
3 months – 12 months		421,505	37,719	189,605	26,814
Over 12 months		868,505	524,426	1,134,743	432,363

	￦	10,320,605	625,003	10,283,275	558,125

④ The aging and impairment losses of other receivables as of December 31, 2015 and 2016 are as follows:

	2015		2016
	Other receivables	Impairment	Other receivables	Impairment
	(in millions of Won)
Not due	1,921,274	38,866	1,641,924	23,958
Over due less than 1 month	155,762	17,955	197,772	75,207
1 month – 3 months	10,285	302	27,525	1,189
3 months – 12 months	76,571	10,556	82,337	20,300
Over 12 months	395,200	306,996	357,401	298,992

	2,559,092	374,675	2,306,959	419,646

⑤ Changes in the allowance for doubtful accounts for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Beginning	￦	661,651	954,153	999,678
Bad debt expenses		108,933	189,616	165,150
Other bad debt expenses		96,373	147,619	37,567
Others (*1)		87,196	(291,710)	(224,624)

Ending	￦	954,153	999,678	977,771

(*1)	Others for the years ended December 31, 2015 and 2016 included a decrease of ￦199,003 million due to exclusion of POSCO PLANTEC Co., Ltd. from consolidation and write-off of ￦216,657 million, respectively. There were no significant write-off of receivables during 2014 and 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
	(in millions of Won)
Trade accounts and notes payable	￦	4,117,798	4,117,798	4,073,286	44,512	—
Borrowings		22,704,998	25,300,261	10,783,630	11,241,991	3,274,640
Financial guarantee liabilities (*1)		108,161	2,995,544	2,995,544	—	—
Other financial liabilities		2,007,114	2,020,008	1,802,035	217,973	—

	￦	28,938,071	34,433,611	19,654,495	11,504,476	3,274,640

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2) The maturity analysis of derivative financial liabilities is as follows:

	Within 1 year		1 year - 5 years	Total
	(in millions of Won)
Currency forward	￦	15,897	9,430	25,327
Currency futures		23,953	5	23,958
Currency swaps		41,933	25,207	67,140
Interest swaps		217	2,468	2,685
Other forwards		3,786	—	3,786

	￦	85,786	37,110	122,896

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2015 and 2016 are as follows:

	2015			2016
	Assets		Liabilities	Assets	Liabilities
	(in millions of Won)
USD	￦	5,535,915	7,196,614	5,007,649	6,636,065
EUR		433,686	657,734	463,110	550,235
JPY		64,495	1,036,545	45,975	821,403
Others		181,091	92,881	219,444	286,112

2) As of December 31, 2015 and 2016, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2015 and 2016 were as follows:

	2015			2016
	10% increase		10% decrease	10% increase	10% decrease
	(in millions of Won)
USD	￦	(166,070)	166,070	(162,842)	162,842
EUR		(22,405)	22,405	(8,713)	8,713
JPY		(97,205)	97,205	(77,543)	77,543

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Fixed rate
Financial assets	￦	9,686,358	8,650,483
Financial liabilities		(13,432,518)	(10,794,724)

		(3,746,160)	(2,144,241)

Variable rate
Financial liabilities	￦	(11,828,998)	(12,024,683)

2) Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3) Sensitivity analysis on the cash flows of financial instruments with variable interest rate

As of December 31, 2015 and 2016, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2015 and 2016 were as follows:

	2015			2016
	1% increase		1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	￦	(118,290)	118,290	(120,247)	120,247

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(f) Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2015 and 2016 are as follows:

	2015			2016
	Book value		Fair value	Book value	Fair value
	(in millions of Won)
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	1,854,784	1,854,784	2,139,687	2,139,687
Derivatives assets held for trading		188,489	188,489	147,582	147,582

		2,043,273	2,043,273	2,287,269	2,287,269

Assets measured at amortized cost (*2)
Cash and cash equivalents		4,870,185	4,870,185	2,447,619	2,447,619
Trade accounts and notes receivable, net		9,695,602	9,695,602	9,725,150	9,725,150
Loans and other receivables, net		6,014,651	6,014,651	7,104,940	7,104,940
Held-to-maturity financial assets		23,379	23,379	2,470	2,470

		20,603,817	20,603,817	19,280,179	19,280,179

Liabilities measured at fair value
Derivatives liabilities held for trading		155,502	155,502	122,896	122,896

Liabilities measured at amortized cost (*2)
Trade accounts and notes payable		3,136,446	3,136,446	4,117,798	4,117,798
Borrowings		25,220,231	25,413,577	22,704,998	22,956,571
Financial guarantee liabilities		101,311	101,311	108,161	108,161
Others		2,197,463	2,197,463	2,007,114	2,007,114

	￦	30,655,451	30,848,797	28,938,071	29,189,644

(*1)	Available-for-sale financial assets which are not measured at fair value are not included.

(*2)	The fair value of financial assets and financial liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and financial liabilities measured at amortized cost except borrowings(fair value hierarchy level 2) since their carrying amounts approximate fair value.

2) The fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2015 and 2016 are as follows:

a. December 31, 2015

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

b. December 31, 2016

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	1,800,943	—	338,744	2,139,687
Derivatives assets held for trading		—	137,236	10,346	147,582

		1,800,943	137,236	349,090	2,287,269

Financial liabilities
Derivatives liabilities held for trading	￦	—	122,896	—	122,896

3) Financial assets and financial liabilities classified as fair value hierarchy level 2

Fair values of derivatives are measured using the derivatives instrument valuation model such as market approach method and discounted cash flow method. Inputs of the derivatives instrument valuation model include interest rate, exchange rate, spot price of underlying assets, volatility and others. It may change depending on the type of derivatives and the nature of the underlying assets.

4) Financial assets and financial liabilities classified as fair value hierarchy level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy level 3 as of December 31, 2016 are as follows:

	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
	(in millions of Won)
Available-for-sale financial assets	￦	280,478	Discounted cash flow	Growth rate	0% ~ 2.0%	As growth rate increases, fair value increases
				Discount rate	0.5% ~ 11.9%	As discount rate increases, fair value decreases
		16,000	Market comparable companies	Price multiple	1.085 ~ 5.245	As price multiple increases, fair value increases
		42,266	Asset value approach	—	—	—
Derivatives assets held for trading		10,346	Discounted cash flow	Discount rate	8.39%	As discount rate increases, fair value decreases

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2016 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

	Input variable	Favorable changes		Unfavorable changes
	(in millions of Won)
Available-for-sale financial assets	Fluctuation 0.5% of growth rate	￦	8,809	7,369
	Fluctuation 0.5% of discount rate		28,392	25,380
Derivatives assets held for trading	Fluctuation 0.5% of discount rate		72	71

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2015 and 2016 were as follows:

	2015		2016
	(in millions of Won)
Beginning	￦	154,905	466,407
Acquisition and others		381,960	47,493
Gain (loss) on valuations of derivatives		48,487	(59,829)
Other comprehensive loss		(13,523)	(38,731)
Impairment loss		(27,211)	(19,111)
Disposal and others		(78,211)	(47,139)

Ending	￦	466,407	349,090

24.	Share Capital and Capital Surplus

(a) Share capital as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(Share, in Won)
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2016, total shares of ADRs of 39,889,560 outstanding in overseas stock market are equivalent to 9,972,390 of common stock.

(*2)	As of December 31, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) The changes in issued common stock for the years ended December 31, 2015 and 2016 were as follows:

	2015			2016
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
	(share)
Beginning	87,186,835	(7,193,807)	79,993,028	87,186,835	(7,191,187)	79,995,648
Disposal of treasury shares	—	2,620	2,620	—	2,017	2,017
Ending	87,186,835	(7,191,187)	79,995,648	87,186,835	(7,189,170)	79,997,665

(c) Capital surplus as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		783,756	783,788
Other capital deficit		145,498	159,634

	￦	1,393,079	1,407,247

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

25.	Hybrid Bonds

(a) Hybrid bonds classified as equity as of December 31, 2015 and 2016 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2015		2016
	(in millions of Won)
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of December 31, 2016 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2
(in millions of Won)
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3% Reset every 5 years as follows;	Issue date ~ 2023-06-12 : 4.6% Reset every 10 years as follows;
	· After 5 years : return on government bond (5 years) + 1.3% · After 10 years : additionally +0.25% according to Step-up clauses · After 25 years : additionally +0.75%	· After 10 years : return on government bond (10 years) + 1.4% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75%

Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2016 amounts to ￦2,389 million.

(b) POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2015 and 2016 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2015		2016
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2016 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
(in millions of Won)
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 4.66% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 4.72% reset every 5 years as follows; · After 5 years : return on	30 years (The Company has a right to extend the maturity date) Issue date ~ 2018-08-29 : 5.21% reset every 10 years as follows; · After 10 years : return on
Interest rate	government bond (5 years) + 1.39% · After 10 years : additionally +0.25% according to Step-up clauses · After 25 years : additionally +0.75% Quarterly	government bond (5 years) + 1.45% · After 10 years : additionally +0.25% according to Step-up clauses · After 25 years : additionally +0.75% Quarterly	government bond (10 years) + 1.55% · After 10 years : additionally +0.25% according to Step-up clauses · After 30 years : additionally +0.75% Quarterly
Interest payments condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2016 amounts to ￦2,000 million.

26.	Reserves

(a) Reserves as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(426,360)	(301,734)
Changes in the unrealized fair value of available-for-sale investments		(38,294)	276,143
Currency translation differences		(109,646)	(99,264)
Others		(20,456)	(19,130)

	￦	(594,756)	(143,985)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) Changes in the unrealized fair value of available-for-sale investments for the years ended December 31, 2015 and 2016 were as follows:

	2015		2016
	(in millions of Won)
Beginning balance	￦	144,783	(38,294)
Changes in fair value of available-for-sale investments		(236,752)	218,542
Reclassification to profit of loss upon disposal		(45,817)	(88,781)
Impairment of available-for-sale investments		94,487	187,108
Others		5,005	(2,432)

Ending balance	￦	(38,294)	276,143

27.	Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2015 and 2016 were as follows:

	2015			2016
	Number of shares	Amount		Number of shares	Amount
	(shares, in millions of Won)
Beginning	7,193,807	￦	1,534,457	7,191,187	￦	1,533,898
Disposal of treasury shares	(2,620)		(559)	(2,017)		(430)

Ending	7,191,187	￦	1,533,898	7,189,170	￦	1,533,468

28.	Revenue

Details of revenue for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Sales of goods	￦	53,636,957	47,018,466	43,683,169
Services		2,962,404	2,489,447	2,276,534
Construction revenue		7,797,953	8,546,454	6,497,723
Rental income		18,876	11,757	8,930
Others		342,435	456,144	473,415

	￦	64,758,625	58,522,268	52,939,771

29.	Construction Contracts

(a) Details of in-progress construction contracts as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in million of Won)
Aggregate amount of costs incurred	￦	18,089,275	22,012,241
Add: Recognized profits		1,194,797	1,429,555
Less: Recognized losses		(432,674)	(1,139,165)
Cumulative construction revenue		18,851,398	22,302,631
Less: Progress billing		(18,374,500)	(22,483,968)
Others		(45,093)	9,961

	￦	431,805	(171,376)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) Details of due from customers for contract work and due to customers for contract work related to construction as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in million of Won)
Unbilled due from customers for contract work	￦	1,199,497	860,287
Due to customers for contract work		(767,692)	(1,031,663)

	￦	431,805	(171,376)

(c) Due to the factors causing the variation of costs for the year ended December 31, 2016, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the year ended December 31, 2016 and future periods are as follows:

Amount
(in millions of Won)
Changes in estimated total contract costs	￦ 532,801
Changes in profit before income taxes of construction contract:
- Current period	(790,391)
- Future periods	69,464

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of 2016. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Such estimate may change in future periods.

(d) Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments in the course of construction, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized based on the percentage of completion, which is measured on the basis of the gross amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in future estimates due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

30.	Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Wages and salaries	￦	781,433	810,851	769,589
Expenses related to post-employment benefits		66,744	87,293	200,956
Other employee benefits		174,131	193,967	176,794
Travel		50,257	48,426	40,828
Depreciation		110,908	105,470	103,442
Amortization		162,312	168,525	139,569
Communication		9,579	12,502	11,186
Electricity expenses		11,746	9,573	7,527
Taxes and public dues		55,647	74,315	78,895
Rental		137,366	119,836	82,005
Repairs		13,924	11,677	11,316
Entertainment		17,633	15,740	13,157
Advertising		104,485	90,698	86,141
Research & development		175,195	135,508	120,608
Service fees		215,974	218,751	201,129
Supplies		10,856	9,855	7,297
Vehicles maintenance		12,685	10,756	10,090
Industry association fee		11,856	12,603	13,468
Conference		17,620	16,053	13,108
Increase to provisions		16,056	14,900	6,532
Bad debt expenses		108,933	189,616	165,150
Others		44,416	38,333	32,753

	￦	2,309,756	2,395,248	2,291,540

(b) Selling expenses

Selling expenses for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Freight and custody expenses	￦	1,551,705	1,531,906	1,342,009
Operating expenses for distribution center		10,782	11,021	10,315
Sales commissions		66,359	80,165	94,377
Sales advertising		4,615	3,220	5,117
Sales promotion		25,777	22,443	10,670
Sample		3,477	2,576	2,335
Sales insurance premium		39,538	30,682	31,379
Contract cost		49,891	38,425	49,480
Others		7,974	8,518	8,004

	￦	1,760,118	1,728,956	1,553,686

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Selling and administrative expenses	￦	175,195	135,508	120,608
Cost of sales		353,149	356,173	324,190

	￦	528,344	491,681	444,798

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Other operating income
Gain on disposals of assets held for sale	￦	48,232	227,956	23,112
Gain on disposals of investment in subsidiaries, associates and joint ventures		41,258	88,718	23,305
Gain on disposals of property, plant and equipment		15,039	22,730	23,826
Recovery of allowance for other doubtful accounts		—	10,452	12,658
Rental revenues		1,743	1,019	1,771
Gain on insurance proceeds		2,924	14,976	22,400
Others		160,210	183,197	108,064

	￦	269,406	549,048	215,136

Other operating expenses
Impairment loss on assets held for sale	￦	(17,205)	(133,547)	(24,890)
Loss on disposals of assets held for sale		(14)	(190,357)	(254)
Loss on disposals of investment in subsidiaries, associates and joint ventures		(2,556)	(18,996)	(22,499)
Loss on disposals of property, plant and equipment		(50,006)	(101,732)	(86,622)
Impairment loss on property, plant and equipment		(64,833)	(136,269)	(196,882)
Impairment loss on goodwill and intangible assets		(55,220)	(161,412)	(127,875)
Other bad debt expenses		(96,373)	(158,071)	(50,225)
Idle tangible asset expenses		(12,214)	(12,773)	(6,437)
Impairment loss on other non-current assets		(38,137)	(12,264)	(9,894)
Increase to provisions		(126,601)	(18,396)	(53,058)
Donations		(69,544)	(62,957)	(43,810)
Others (*1,2)		(446,971)	(435,524)	(133,274)

	￦	(979,674)	(1,442,298)	(755,720)

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦271,646 million, primarily related to VAT, as other operating expense during the year ended December 31, 2014.

(*2)	The Company paid ￦299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Finance income
Interest income	￦	228,254	210,193	182,475
Dividend income		47,825	183,712	41,000
Gain on foreign currency transactions		1,022,253	1,025,240	1,032,552
Gain on foreign currency translations		453,471	466,090	377,723
Gain on derivatives transactions		327,738	366,482	316,524
Gain on valuations of derivatives		73,279	155,334	147,111
Gain on disposals of available-for-sale financial assets		236,484	139,136	130,830
Others		7,458	10,886	3,765

	￦	2,396,762	2,557,073	2,231,980

Finance costs
Interest expenses	￦	(795,585)	(788,772)	(658,726)
Loss on foreign currency transactions		(1,033,723)	(1,157,161)	(1,147,192)
Loss on foreign currency translations		(428,891)	(716,722)	(405,391)
Loss on derivatives transactions		(353,435)	(343,118)	(338,314)
Loss on valuation of derivatives		(101,330)	(72,133)	(162,676)
Impairment loss on available-for-sale financial assets		(369,723)	(142,781)	(248,404)
Others		(139,300)	(166,367)	(53,487)

	￦	(3,221,987)	(3,387,054)	(3,014,190)

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other operating expenses in the statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016 were as follows (excluding finance costs and income tax expense):

	2014		2015	2016
	(in millions of Won)
Raw material used, changes in inventories and others	￦	39,989,853	33,939,108	30,177,732
Employee benefits expenses (*2)		3,197,902	3,472,295	3,444,276
Outsourced processing cost		9,294,977	8,681,271	7,678,055
Electricity expenses		1,370,390	1,251,546	1,018,429
Depreciation (*1)		2,894,609	2,836,663	2,835,843
Amortization		343,940	381,583	378,004
Freight and custody expenses		1,551,705	1,531,906	1,342,009
Sales commissions		66,359	80,165	94,377
Loss on disposal of property, plant and equipment		50,006	101,732	86,622
Impairment loss on property, plant and equipment		64,833	136,269	196,882
Impairment loss on goodwill and intangible assets		55,220	161,412	127,875
Increase to provisions		245,470	86,903	189,914
Donations		69,544	62,957	43,810
Other expenses		3,320,225	4,861,126	3,258,583

	￦	62,515,033	57,584,936	50,872,411

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(*2)	The details of employee benefits expenses for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Wages and salaries	￦	2,931,553	3,186,237	3,016,488
Expenses related to post-employment benefits		266,349	286,058	427,788

	￦	3,197,902	3,472,295	3,444,276

35.	Income Taxes

(a) Income tax expense for the years ended December 31, 2014, 2015 and 2016 was as follows:

	2014		2015	2016
	(in millions of Won)
Current income taxes	￦	790,055	553,041	699,269
Deferred income tax due to temporary differences		(79,719)	(253,860)	(209,706)
Items recorded directly in equity		113,505	(32,621)	(110,019)

Income tax expense	￦	823,841	266,560	379,544

(b) The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2014, 2015 and 2016.

	2014		2015	2016
	(in millions of Won)
Profit before income tax expense	￦	1,387,880	150,345	1,411,609
Income tax expense computed at statutory rate		335,405	35,921	341,148
Adjustments:
Tax credits		(49,615)	(152,139)	(30,124)
Over provision from prior years		(463)	(47,053)	(11,829)
Investment in subsidiaries, associates and joint ventures		371,876	439,575	76,751
Tax effects due to permanent differences		69,998	(26,045)	(9,962)
Adjustments on prior year tax from tax audit		56,257	—	—
Tax effects due to amendments to local income tax law		39,890	—	—
Others		493	16,301	13,560

		488,436	230,639	38,396

Income tax expense	￦	823,841	266,560	379,544

Effective tax rate (%)		59.36%	177.30%	26.89%

(c) The income taxes credited (charged) directly to equity during the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Net changes in the unrealized fair value of available-for-sale investment	￦	105,639	60,077	(100,550)
Loss (gain) on sale of treasury stock		(4,654)	12	(10)
Other capital surplus		—	(86,765)	—
Others		12,520	(5,945)	(9,459)

	￦	113,505	(32,621)	(110,019)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(d) The movements in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2016 were as follows:

	2015				2016
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts		195,735	6,857	202,592	202,592	10,527	213,119
Reserve for technology developments		(259,033)	81,357	(177,676)	(177,676)	85,716	(91,960)
PPE — Depreciation		(6,675)	(8,565)	(15,240)	(15,240)	3,601	(11,639)
Share of profit or loss of equity-accounted investees		(96,693)	51,519	(45,174)	(45,174)	115,433	70,259
Allowance for inventories valuation		1,991	11,382	13,373	13,373	2,278	15,651
PPE — Revaluation		(1,222,599)	(170,902)	(1,393,501)	(1,393,501)	(130,648)	(1,524,149)
Prepaid expenses		17,461	1,719	19,180	19,180	485	19,665
PPE — Impairment loss		21,962	(13,907)	8,055	8,055	(2,760)	5,295
Gain or loss on foreign currency		(69,112)	39,757	(29,355)	(29,355)	23,398	(5,957)
Defined benefit obligations		365,721	(11,546)	354,175	354,175	7,663	361,838
Plan assets		(298,072)	10,233	(287,839)	(287,839)	(28,686)	(316,525)
Provision for construction losses		4,953	(4,341)	612	612	385	997
Provision for construction warranty		20,371	1,233	21,604	21,604	2,718	24,322
Accrued income		(3,691)	(5,291)	(8,982)	(8,982)	(459)	(9,441)
Impairment loss on AFS		172,001	94,473	266,474	266,474	(21,306)	245,168
Difference in acquisition costs of treasury shares		62,139	(23)	62,116	62,116	(17)	62,099
Others		92,155	204,052	296,207	296,207	107,541	403,748

		(1,001,386)	288,007	(713,379)	(713,379)	175,869	(537,510)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		(10,034)	60,077	50,043	50,043	(100,550)	(50,507)
Others		67,236	(5,945)	61,291	61,291	(9,459)	51,832

		57,202	54,132	111,334	111,334	(110,009)	1,325

Deferred tax from tax credit
Tax credit carryforward and others		339,959	(62,698)	277,261	277,261	30,074	307,335
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		(21,627)	3,538	(18,089)	(18,089)	104,219	86,130

	￦	(625,852)	282,979	(342,873)	(342,873)	200,153	(142,720)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(e) Deferred tax assets and liabilities as of December 31, 2015 and 2016 are as follows:

	2015				2016
	Assets		Liabilities	Net	Assets	Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts		202,592	—	202,592	213,119	—	213,119
Reserve for technology developments		—	(177,676)	(177,676)	—	(91,960)	(91,960)
PPE — Depreciation		34,575	(49,815)	(15,240)	50,843	(62,482)	(11,639)
Share of profit or loss of equity-accounted investees		52,521	(97,695)	(45,174)	178,538	(108,279)	70,259
Allowance for inventories valuation		13,373	—	13,373	15,651	—	15,651
PPE — Revaluation		—	(1,393,501)	(1,393,501)	—	(1,524,149)	(1,524,149)
Prepaid expenses		19,180	—	19,180	19,665	—	19,665
PPE — Impairment loss		8,159	(104)	8,055	5,397	(102)	5,295
Gain or loss on foreign currency		107,076	(136,431)	(29,355)	99,836	(105,793)	(5,957)
Defined benefit obligations		354,175	—	354,175	361,838	—	361,838
Plan assets		—	(287,839)	(287,839)	—	(316,525)	(316,525)
Provision for construction losses		612	—	612	997	—	997
Provision for construction warranty		21,604	—	21,604	24,322	—	24,322
Accrued income		—	(8,982)	(8,982)	—	(9,441)	(9,441)
Impairment loss on AFS		266,474	—	266,474	245,168	—	245,168
Difference in acquisition costs of treasury shares		62,116	—	62,116	62,099	—	62,099
Others		369,763	(73,556)	296,207	452,425	(48,677)	403,748

		1,512,220	(2,225,599)	(713,379)	1,729,898	(2,267,408)	(537,510)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		218,161	(168,118)	50,043	50,245	(100,752)	(50,507)
Others		76,086	(14,795)	61,291	65,532	(13,700)	51,832

		294,247	(182,913)	111,334	115,777	(114,452)	1,325

Deferred tax from tax credit
Tax credit carryforward and others		277,261	—	277,261	307,335	—	307,335
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		518,326	(536,415)	(18,089)	561,506	(475,376)	86,130

	￦	2,602,054	(2,944,927)	(342,873)	2,714,516	(2,857,236)	(142,720)

(f) As of December 31, 2016, the Company did not recognize income tax effects associated with deductible temporary differences of ￦4,612,900 million mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2016, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,933,428 million (deferred tax liabilities ￦951,890 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

36.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(Won, except per share information)
Profit attribute to controlling interest	￦	632,706,233,938	171,493,811,117	1,354,806,734,940
Interests of hybrid bonds		(33,048,799,997)	(33,029,632,499)	(33,225,163,081)
Weighted-average number of common shares outstanding (*1)		79,801,539	79,993,834	79,996,389

Basic and diluted earnings per share	￦	7,514	1,731	16,521

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(shares)	2014	2015	2016
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,385,296)	(7,193,001)	(7,190,446)

Weighted-average number of common shares outstanding	79,801,539	79,993,834	79,996,389

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2014, 2015 and 2016, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

37.	Related Party Transactions

(a) Significant transactions between the controlling company and related parties for the years ended December 31, 2014, 2015 and 2016 were as follows:

1) For the year ended December 31, 2014

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	22,659	16,789	544,202	247,286	3,689	30,852
POSCO Processing & Service		1,075,567	8,649	785,943	—	—	1,681
POSCO COATED & COLOR STEEL Co., Ltd.		444,513	12	—	—	12,313	195
POSCO ICT (*3)		929	2,593	356	209,893	26,231	161,173
eNtoB Corporation		—	3	297,119	10,433	137	21,073
POSCO CHEMTECH		532,973	26,537	513,759	5,449	301,149	923
POSCO ENERGY CO., LTD.		177,517	1,230	—	2,263	—	20
POSCO TMC Co., Ltd.		240,318	9	—	—	1,056	1,611
POSCO AST		503,452	5	10,396	—	57,355	2,671
POSHIMETAL Co., Ltd.		11,261	3,660	166,442	—	—	—
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		3,558,652	20,652	90,361	—	—	3,857
SeAH Changwon Integrated Special Steel		5,313	201,927	40,124	—	1,939	266
POSCO America Corporation		747,933	2	—	—	—	1,794
POSCO Canada Ltd.		—	—	141,767	—	—	—
POSCO Asia Co., Ltd.		2,167,148	89	169,945	—	10,006	1,969
Qingdao Pohang Stainless Steel Co., Ltd.		79,783	—	—	—	—	19
POSCO JAPAN Co., Ltd.		1,329,947	4	15,165	2,269	3	2,279
POSCO MEXICO S.A. DE C.V.		287,468	929	—	—	—	—
POSCO Maharashtra Steel Private Limited		444,407	6,053	—	—	—	—
Others		980,410	4,149	334,577	66,345	232,682	104,275

		12,610,250	293,292	3,110,156	543,938	646,560	334,658

Associates and joint ventures
POSCO PLANTEC Co., Ltd. (*5)		15,310	64	3,195	119,369	15,777	22,751
SNNC		3,077	5,716	339,991	—	—	5
POSCHROME (PROPRIETARY) LIMITED		—	—	59,241	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		24,059	—	—	—	—	—
Others (*4)		10,785	41,903	3,668	—	—	—

		53,231	47,683	406,095	119,369	15,777	22,756

	￦	12,663,481	340,975	3,516,251	663,307	662,337	357,414

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(*4)	The Company had made loans of USD 3.85 million to LLP POSUK Titanium, an associate of the Company, during the year ended December 31, 2014.

(*5)	It was reclassified from an associate to a subsidiary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) For the year ended December 31, 2015

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	4,441	145	19	427,760	2,250	37,488
POSCO Processing & Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT (*3)		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEMTECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		3,505,187	34,334	46,675	—	—	480
SeAH Changwon Integrated Special Steel (*4)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd. (*4)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others (*5)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures
SeAH Changwon Integrated Special Steel (*4)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd. (*4)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing center		26,379	—	—	—	—	—
Others (*6,7)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	￦	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(*4)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.

(*5)	During the year ended December 31, 2015, the Company borrowed USD 17.42 million from POSCO-Uruguay S.A., a subsidiary of the Company, and the entire amount was repaid as of December 31, 2015.

(*6)	During the year ended December 31, 2015, the Company lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of the Company, and the entire amount of loan was collected as of December 31, 2015.

(*7)	The Company has collected loans of USD 3.85 million from LLP POSUK Titanium, an associate of the Company for the year ended December 31, 2015

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

3) For the year ended December 31, 2016

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	29,511	16,661	8	183,768	—	24,511
POSCO Processing&Service		1,212,220	5,778	549,803	2,896	22,704	2,445
POSCO COATED & COLOR STEEL Co., Ltd.		326,078	2,560	—	—	12,232	126
POSCO ICT (*4)		1,224	727	—	219,301	32,456	171,107
eNtoB Corporation		—	5	278,016	9,836	212	19,436
POSCO CHEMTECH		319,164	33,784	502,448	14,847	290,427	5,139
POSCO ENERGY CO., LTD.		187,311	1,382	—	—	—	7
POSCO TMC Co., Ltd. (*5)		219,489	—	2	—	863	1,177
POSCO AST (*5)		152,098	1	—	—	19,695	922
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation) (*6)		3,227,716	34,341	92,203	—	343	—
POSCO Thainox Public Company Limited		237,471	2,915	9,593	—	19	548
POSCO America Corporation		469,543	—	284	—	—	1,103
POSCO Canada Ltd.		275	—	148,528	—	—	—
POSCO Asia Co., Ltd.		1,758,080	1,373	403,174	247	939	3,602
Qingdao Pohang Stainless Steel Co., Ltd.		135,405	—	—	—	—	525
POSCO JAPAN Co., Ltd.		1,112,489	128	23,217	3,744	345	3,841
POSCO-VIETNAM Co., Ltd.		226,063	445	—	—	—	—
POSCO MEXICO S.A. DE C.V.		274,210	462	—	—	—	—
POSCO Maharashtra Steel Private Limited		355,829	2,613	—	—	—	93
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		149,911	—	—	—	—	—
Others		766,263	22,717	207,601	62,202	212,344	145,562

		11,160,350	125,892	2,214,877	496,841	592,579	380,144

Associates and joint ventures (*3)
SeAH Changwon Integrated Special Steel		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.		2,245	48	3,533	244,898	16,812	8,146
SNNC		6,004	1,042	487,395	—	—	2
POSCO-SAMSUNG-Slovakia Processing center		44,686	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		26,625	13,122	175,246	—	—	—

		79,588	43,509	667,269	244,898	17,439	8,148

	￦	11,239,938	169,401	2,882,146	741,739	610,018	388,292

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	As of December 31, 2016, the Company provided guarantees to related parties (Note 38).

(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(*5)	During the year ended December 31, 2016, it was merged into POSCO Processing& Service.

(*6)	During the year ended December 31, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) The related account balances of significant transactions between the controlling company and related companies as of December 31, 2015 and 2016 are as follows:

1) December 31, 2015

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing&Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	￦	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) December 31, 2016

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	￦	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(c) Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2014, 2015 and 2016 were as follows:

1) December 31, 2014

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
New Songdo International City Development, LLC	￦	492,134	227	—	58
SNNC		131,181	441	3,798	3,690
Posco e&c Songdo International Building		6,311	—	—	23,502
POSCO PLANTEC Co., Ltd.		20,614	2	1,758	123,720
VSC POSCO Steel Corporation		4,590	660	14,828	—
USS-POSCO Industries		484,007	—	4,003	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		3,793	—	—	—
CSP — Compania Siderurgica do Pecem		1,524,040	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		140,512	103	110,371	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		48,863	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		909	377	21,395	2,716
Sebang Steel		—	—	39,908	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		219,595	—	—	11,542
DMSA/AMSA		31	7,621	—	—
South-East Asia Gas Pipeline Company Ltd.		—	27,305	—	—
Others		214,661	22,607	41,638	5,287

	￦	3,291,241	59,343	237,699	170,515

2) December 31, 2015

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
SeAH Changwon integrated Special Steel	￦	32,802	—	49,862	1,977
POSCO PLANTEC Co., Ltd.		10,543	—	5,953	6,386
New Songdo International City Development, LLC		420,094	—	—	667
SNNC		32,160	44	6,518	53,260
Posco e&c Songdo International Building		6,278	—	—	25,197
VSC POSCO Steel Corporation		37,416	—	2,395	3
USS-POSCO Industries		353,626	—	1,109	—
CSP — Compania Siderurgica do Pecem		845,979	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		68,300	111	70,236	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	23,320	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		9,668	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,310	—	4	—
Zhangjiagang Pohang Refractories Co., Ltd.		970	1,248	17,484	2,023
Sebang Steel		—	—	29,007	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		214,521	—	3,960	3,190
DMSA/AMSA		800	9,322	241,074	—
South-East Asia Gas Pipeline Company Ltd.		—	47,556	—	—
Others		415,217	17,793	18,518	2,683

	￦	2,478,687	76,074	469,440	95,386

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

3) December 31, 2016

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
SeAH Changwon integrated Special Steel	￦	16,294	—	22,029	—
POSCO PLANTEC Co., Ltd.		21,659	5	3,335	5,912
New Songdo International City Development, LLC		226,042	—	—	14
SNNC		29,330	—	21,479	9,494
Posco e&c Songdo International Building		4,245	—	—	16,219
Chun-cheon Energy Co., Ltd		288,307	—	—	—
Noeul Green Energy		107,268	—	—	—
Incheon-Gimpo Expressway Co., Ltd.		102,183	—	—	—
VSC POSCO Steel Corporation		43,650	47	479	—
USS-POSCO Industries		287,072	—	1,195	—
CSP — Compania Siderurgica do Pecem		157,814	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		61,844	—	57,179	—
LLP POSUK Titanium		—	—	14,575	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	24,365	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		15,759	—	—	—
PT. Batutua Tembaga Raya		—	—	13,079	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		31,711	—	65	—
Zhangjiagang Pohang Refractories Co., Ltd.		250	14	364	2,472
Sebang Steel		—	—	26,276	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		157,886	—	3,535	—
DMSA/AMSA		—	—	72,582	—
South-East Asia Gas Pipeline Company Ltd.		—	87,973	—	—
Others		195,139	11,184	16,664	1,801

	￦	1,746,453	99,223	277,201	35,912

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(d) The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2015 and December 31, 2016 are as follows:

1) December 31, 2015

	Receivables (*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
SeAH Changwon Integrated Special Steel	￦	8,721	—	—	8,721	3,489	19	3,508
POSCO PLANTEC Co., Ltd.		9,853	—	6	9,859	6,263	8,908	15,171
New Songdo International City Development, LLC		168,646	—	25,964	194,610	—	14	14
Posco e&c Songdo International Building		5,821	—	—	5,821	—	—	—
VSC POSCO Steel Corporation		17,283	—	—	17,283	34	—	34
USS-POSCO Industries		170,170	—	—	170,170	9	—	9
Nickel Mining Company SAS		2,353	17,580	67	20,000	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,132	58,600	642	122,374	—	3,982	3,982
CSP — Compania Siderurgica do Pecem		410,005	—	118,112	528,117	—	138,111	138,111
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,455	10,782	6	20,243	3,999	—	3,999
PT. Batutua Tembaga Raya		—	36,830	—	36,830	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,961	11,720	48	20,729	4	—	4
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		90,195	—	—	90,195	921	—	921
DMSA/AMSA		—	99,854	—	99,854	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	283,954	—	283,954	—	—	—
Others		192,621	137,202	13,648	343,471	12,591	21,181	33,772

	￦	1,157,216	656,522	158,493	1,972,231	27,310	172,215	199,525

(*1)	As of December 31, 2015, the Company recognizes bad-debt allowance for receivables amounting to ￦25,475 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

2) December 31, 2016

	Receivables (*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	4,709	—	6	4,715	2,718	8,521	11,239
New Songdo International City Development, LLC		255,822	—	5,725	261,547	—	—	—
Chun-cheon Energy Co., Ltd		12,142	—	—	12,142	—	3,171	3,171
VSC POSCO Steel Corporation		5,265	—	—	5,265	—	—	—
USS-POSCO Industries		583	—	—	583	75	—	75
Nickel Mining Company SAS		133	60,425	116	60,674	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		62,814	60,425	1,643	124,882	—	875	875
CSP — Compania Siderurgica do Pecem		224,760	—	149,700	374,460	—	109,272	109,272
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		3,279	6,647	6	9,932	1,365	—	1,365
PT. Batutua Tembaga Raya		—	38,120	—	38,120	2,293	—	2,293
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,292	8,460	43	17,795	40	—	40
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		100,367	—	—	100,367	—	—	—
DMSA/AMSA		—	90,638	—	90,638	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	276,605	48	276,653	—	—	—
Others		184,402	142,812	6,593	333,807	4,615	750	5,365

	￦	863,568	684,132	163,880	1,711,580	11,106	122,589	133,695

(*1)	As of December 31, 2016, the Company recognizes bad-debt allowance for receivables amounting to ￦48,891 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(e) Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2015 and 2016 were as follows:

1) December 31, 2015

	Beginning		Lend	Collect	Others (*2)	Ending
	(in millions of Won)
Associates and joint ventures
METAPOLIS Co., Ltd.	￦	26,000	—	—	—	26,000
DMSA/AMSA (*1)		140,544	21,653	—	(62,343)	99,854
South-East Asia Gas Pipeline Company Ltd.		295,352	—	(29,885)	18,487	283,954
PT. Batutua Tembaga Raya		34,342	—	—	2,488	36,830
PT. Tanggamus Electric Power		1,733	493	—	133	2,359
PT. Wampu Electric Power		—	4,299	—	155	4,454
VSC POSCO Steel Corporation		2,024	—	(2,024)	—	—
PT. POSMI Steel Indonesia		4,397	—	—	291	4,688
Nickel Mining Company SAS		16,488	—	—	1,092	17,580
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,772	—	(5,543)	514	5,743
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		54,960	—	—	3,640	58,600
Zhongyue POSCO (Qinhuangdao)
Tinplate Industrial Co., Ltd		11,212	—	(1,132)	702	10,782
Hamparan Mulya		3,298	—	—	218	3,516
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		4,946	—	—	328	5,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,992	—	—	728	11,720
AMCI (WA) PTY LTD		78,911	10,262	—	(4,005)	85,168

	￦	695,971	36,707	(38,584)	(37,572)	656,522

(*1)	During the year ended December 31, 2015, loans amounting to ￦72,430 have been converted to shares of DMSA/AMSA, and its amount is included in others.

(*2)	Includes adjustments of foreign currency translation differences and others.

2) December 31, 2016

	Beginning		Lend	Collect	Others (*3)	Ending
	(in millions of Won)
Associates and joint ventures
METAPOLIS Co., Ltd.	￦	26,000	—	(12,730)	—	13,270
Posco e&c Songdo International Building (*1)		—	298,865	—	(298,865)	—
DMSA/AMSA (*2)		99,854	11,774	—	(20,990)	90,638
South-East Asia Gas Pipeline Company Ltd.		283,954	27,087	(43,080)	8,644	276,605
PT. Batutua Tembaga Raya		36,830	—	—	1,290	38,120
PT. Tanggamus Electric Power		2,359	1,174	—	73	3,606
PT. Wampu Electric Power		4,454	1,169	—	138	5,761
PT. POSMI Steel Indonesia		4,688	—	—	146	4,834
Nickel Mining Company SAS		17,580	40,594	—	2,251	60,425
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,683	(11,366)	(60)	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	1,825	60,425
Zhongyue POSCO (Qinhuangdao)
Tinplate Industrial Co., Ltd		10,782	—	(4,471)	336	6,647
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		—	6,959	—	292	7,251
Hamparan Mulya		3,516	—	—	110	3,626
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		5,274	—	—	164	5,438
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	(3,480)	220	8,460
POS-SeAH Steel Wire (Thailand) Co., Ltd.		—	6,959	—	292	7,251
AMCI (WA) PTY LTD		85,168	4,665	—	1,942	91,775

	￦	656,522	404,929	(75,127)	(302,192)	684,132

(*1)	During the year ended December 31, 2016, it was classified as a subsidiary from an associate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(*2)	During the year ended December 31, 2016, loans amounting to ￦24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.

(*3)	Includes adjustments of foreign currency translation differences and others.

(f) For the years ended December 31, 2014, 2015 and 2016, details of compensation to key management officers were as follows:

	2014		2015	2016
	(in millions of Won)
Short-term benefits	￦	116,961	111,278	90,916
Long-term benefits		17,242	19,513	17,905
Retirement benefits		21,604	21,850	17,870

	￦	155,807	152,641	126,691

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2016 are as follows:

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
[The Company]
POSCO	POSCO Asia Co., Ltd.	MIZUHO and others	USD	100,000,000	120,850	100,000,000	120,850
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	177,078	131,874,750	159,371
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great&CO Co., Ltd(SPC)	THB	5,501,000,000	184,999	5,501,000,000	184,999
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	101,253	83,784,000	101,253
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	684,095	353,348,300	427,022
	POSCO MEXICO S.A. DE C.V.	Korea Development Bank and others	USD	344,725,000	416,601	234,725,000	283,664
	POSCO SS-VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	428,233	344,413,094	416,224
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	78,553	24,375,000	29,458
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	236,866	196,000,000	236,866
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,631,841	1,210,963,477	1,463,450
	Zhangjiagang Pohang
	Stainless Steel Co., Ltd.	Korea Development Bank and others	CNY	1,084,955,000	187,979	1,084,955,000	187,979
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	65,742	36,000,000	43,506
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	17,708	14,652,750	17,708
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	165,000,000	199,403	137,024,552	165,594
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	93,625,000	113,146	93,625,000	113,146
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	8,000,000	9,668	8,000,000	9,668
POSCO ENGINEERING & CONSTRUCTION., LTD.
	EPC EQUITIES LLP	SG BANK SEOUL and others	USD	59,000,000	71,302	59,000,000	71,302
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	147,000,000	177,650	147,000,000	177,650

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	19,940	16,500,000	19,940
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	120,850	100,000,000	120,850
	SANTOS CMI INC. USA	Citi New York	USD	8,000,000	9,668	8,000,000	9,668
	SANTOSCMI S.A.	Citi Ecuador	USD	3,000,000	3,626	3,000,000	3,626
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,800,000	2,175	1,800,000	2,175
POSCO Engineering CO., Ltd	POSCO ENGINEERING (THAILAND) CO., LTD.	HSBC	USD	39,450,863	47,676	39,450,863	47,676
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	6,043	5,000,000	6,043
POSCO M-TECH	PT. POSCO MTECH INDONESIA	POSCO Asia Co., Ltd.	USD	12,500,000	15,106	12,500,000	15,106
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	Hana Bank	USD	33,600,000	40,606	24,470,588	29,573
POSCO Processing & Service	POSCO Canada Ltd.	Korea Development Bank	USD	8,114,925	9,807	7,728,500	9,340
	POSCO Gulf SFC LLC	Hana Bank and others	USD	45,700,000	55,228	43,650,000	52,751
	Pos-Sea Pte Ltd	Woori Bank and others	USD	20,000,000	24,170	3,900,000	4,713
POSCO Japan Co., Ltd.	POSCO Japan PC CO., LTD	Higo Bank and others	JPY	593,200,000	6,151	593,200,000	6,151
POSCO Coated & Color Steel Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. And others	USD	13,986,947	16,903	13,986,947	16,903
POSCO ENERGY CO., LTD.	PT. Krakatau Posco Energy	Export-Import Bank of Korea and others	USD	193,900,000	234,328	153,560,430	185,578

[Associates and joint ventures]
POSCO	CSP — Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	507,572	420,000,000	507,572
		BNDES	BRL	464,060,000	172,389	461,494,142	171,436
	LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	18,128	15,000,000	18,128
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	GLOBAL KOMSCO Daewoo LLC	Industrial & Commercial Bank of China and others	USD	9,187,500	11,103	8,225,000	9,940
POSCO ENGINEERING & CONSTRUCTION., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	310,500	310,500

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
POSCO ICT	INCHEON GIMPO EXPRESSWAY CO., LTD	Korea Development Bank	KRW	100,000	100,000	100,000	100,000
	UITRANS CORPORATION	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	7,111	2,774,489	3,353
	PT.INDONESIA POS CHEMTECH CHOSUN Ref	Hana Bank	USD	3,900,000	4,713	3,900,000	4,713

[Others]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	Ambatovy Project Investments Limited and others	Export-Import Bank of Korea	USD	87,272,727	105,469	44,620,083	53,923
POSCO ENGINEERING & CONSTRUCTION., LTD.	Ecocity CO., LTD and others	Others	KRW	990,350	990,350	364,031	364,031
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	60,425	50,000,000	60,425
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	123,880	123,880	101,124	101,124
	BLT Enterprise and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,163,585	1,163,585	1,163,585	1,163,585
POSCO Engineering CO., Ltd	SAMJIN SOLAR ENERGY and others	Hana Bank and others	KRW	10,511	10,511	3,532	3,532
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	8,277,336	7,218	8,277,336	7,218
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS INFRA AUTO	Korea Development Bank	USD	405,000	489	405,000	489

			USD	4,841,636,012	5,851,125	4,153,257,823	5,019,217
			KRW	2,843,901	2,843,901	2,158,347	2,158,347
			CNY	1,084,955,000	187,979	1,084,955,000	187,979
			THB	5,501,000,000	184,999	5,501,000,000	184,999
			JPY	593,200,000	6,151	593,200,000	6,151
			AUD	8,277,336	7,218	8,277,336	7,218
			BRL	464,060,000	172,389	461,494,142	171,436

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(c) POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦605,508 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ￦303,789 million as of December 31, 2016.

(d) Other commitments

Details of other commitments of the Company as of December 31, 2016, are as follows:

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2016, 144 million tons of iron ore and 22 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2016, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enables the Company to borrow up to the amount of USD 6.49 million. The borrowings are related to the Company’s the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2016, the ending balance of the borrowing amounts to USD 4.09 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION., LTD.

As of December 31, 2016, POSCO ENGINEERING & CONSTRUCTION., LTD. has comprehensive loan agreements of up to ￦213.5 billion and USD 218 million with Woori Bank. Also, POSCO ENGINEERING & CONSTRUCTION., LTD. has bank overdraft agreements of up to ￦20 billion with Woori Bank. Comprehensive loan agreements include bank overdraft up to ￦20 billion of loans on checking account during the day with Woori Bank.

POSCO ICT

As of December 31, 2016, in relation to contract enforcement, POSCO ICT was provided with ￦137,237 million and ￦50,483 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(e) Litigation in progress

As of December 31, 2016, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

Company	Legal actions	Claim amount		Korean Won equivalent	Description
	(In millions of Won, in thousands of foreign currencies)
POSCO	37	KRW	123,858	123,858	Lawsuit on claim for employee right and others(*1)
	2	USD	1,783	2,155	Arbitration on trading and other
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	1	EUR	2,667	3,381	Lawsuit on claim for payment
	2	INR	4,469,396	79,511	Lawsuit on claim for payment on guarantees(*1)
	10	KRW	5,802	5,802	Lawsuit on claim for payment and others
	3	USD	15,644	18,906	Lawsuit on claim for damages and others(*1)
	1	CAD	79,000	70,683	Lawsuit on claim for damages
	1	PKR	124,775	1,314	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION., LTD.	69	KRW	185,225	185,225	Arbitration on construction costs allocation and others
POSCO Processing & Service	5	KRW	7,800	7,800	Revoking of fraudulent act and others(*1)
POSCO Engineering CO., Ltd	18	KRW	107,441	107,441	Lawsuit on claim for damages and others(*1)
	4	THB	206,207	6,599	Arbitration on damages and others
	1	GHS	84	20	Lawsuit on ownership and payment on usage
POSCO ICT	12	KRW	13,869	13,869	Lawsuit on claim for damages and others
POSCO M-TECH	3	KRW	4,467	4,467	Lawsuit on claim for damages and others
POSCO ENERGY CO., LTD.	2	KRW	5,202	5,202	Lawsuit on claim for damages and revocation of electricity supply contract and others
POSCO E&C CHINA CO., LTD.	4	CNY	4,159	721	Lawsuit on claim for payment of reserve for construction warranty and others
	1	KRW	3,305	3,305	Lawsuit on claim for payment on construction
POSPOWER Co., Ltd.	1	KRW	9,668	9,668	Lawsuit on claim for payment on service contract(*1)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	6	TRY	31	11	Lawsuit on claim for unfair dismissal and others
POSCO CHEMTECH	1	KRW	657	657	Lawsuit on claim for payment on construction(*1)
PT. KRAKATAU POSCO	1	IDR	74,548,384	6,694	Lawsuit on claim for payment on construction
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	101	BRL	102,752	38,153	Lawsuit on claim for damages and others(*1)
POSCO Humans	2	KRW	95	95	Lawsuit on claim for debt collection and others
POSCO(Dalian) IT Center Development Co., Ltd.	7	CNY	9,440	1,636	Lawsuit over contract dispute dealing apartment and others
Brazil Sao Paulo Steel Processing Center	3	BRL	1,264	469	Lawsuit on claim for payment on construction and others
POSCO A&C	2	KRW	911	911	Lawsuit on claim for payment on service contract and others
eNtoB Corporation	1	KRW	5	5	Lawsuit on claim for payment
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	1	PLN	3	1	Lawsuit on claim for payment
Posco e&c Songdo International Building	3	KRW	313	313	Lawsuit on affirmation of the non-existence of general meeting of stockholders and others

(*1)	The Company made a reliable estimate in 73 lawsuits by considering the possibility and amount of outflow of resources and recognized ￦30,425 million as provision for legal contingencies and claims.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2016 for the matters.

39.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Trade accounts and notes receivable	￦	(97,703)	1,586,113	273,419
Other receivables		(27,601)	259,741	191,591
Inventories		(1,130,138)	2,456,068	(889,998)
Other current assets		242,170	42,131	(287,377)
Other non-current assets		(53,225)	72,826	33,584
Trade accounts and notes payable		(385,914)	(894,129)	769,337
Other payables		271,117	39,811	(179,174)
Other current liabilities		(20,930)	(457,947)	2,490
Provisions		(63,884)	(119,172)	(124,884)
Payments severance benefits		(160,792)	(157,983)	(278,278)
Plan assets		(164,515)	(115,274)	(138,854)
Other non-current liabilities		(262,367)	72,267	223,574

	￦	(1,853,782)	2,784,452	(404,570)

40.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
	(in millions of Won)
Increase in borrowings due to guarantee provided to associate	￦	—	—	298,865
Exchange of investments in available-for-sale securities		—	295,398	—

41.	Operating Segments and Geographic Information

(a) The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments — steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same for all periods presented.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(b) Information about reportable segments as of and for the years ended December 31, 2014, 2015 and 2016 was as follows:

1) As of and for the year ended December 31, 2014

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	31,841,748	21,165,806	8,119,207	3,971,684	65,098,445
Internal revenues		17,755,182	10,095,123	2,184,519	3,094,647	33,129,471
Including inter segment revenue		10,159,110	5,180,926	1,679,443	2,920,354	19,939,833
Total revenues		49,596,930	31,260,929	10,303,726	7,066,331	98,227,916
Interest income		148,288	47,905	27,297	18,694	242,184
Interest expenses		(524,735)	(92,855)	(61,954)	(127,843)	(807,387)
Depreciation and amortization		(2,779,723)	(121,163)	(52,268)	(331,444)	(3,284,598)
Impairment loss on property, plant and equipment and others		(137,708)	(35,131)	756	(50,085)	(222,168)
Impairment loss on available-for-sale financial assets		(352,830)	(1,097)	(24,588)	(14,444)	(392,959)
Share of profit or loss of investment in associates and JVs		(217,491)	(29,263)	(53,226)	(23,559)	(323,539)
Income tax expense		(691,030)	(114,587)	(45,147)	(21,415)	(872,179)
Segment profit		857,148	181,243	13,085	8,536	1,060,012
Segment assets		74,138,707	13,597,301	10,396,691	10,742,877	108,875,576
Investment in associates		18,227,743	1,076,373	1,091,402	1,154,187	21,549,705
Acquisition of non-current assets		2,348,979	399,273	701,019	906,685	4,355,956
Segment liabilities		23,750,464	10,384,329	6,345,852	6,139,971	46,620,616

2) As of and for the year ended December 31, 2015

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	28,292,824	18,315,487	8,515,780	3,068,254	58,192,345
Internal revenues		16,543,951	8,692,020	1,352,067	2,691,361	29,279,399
Including inter segment revenue		9,146,808	4,480,744	1,090,193	2,571,219	17,288,964
Total revenues		44,836,775	27,007,507	9,867,847	5,759,615	87,471,744
Interest income		139,821	55,630	27,134	16,173	238,758
Interest expenses		(560,767)	(76,672)	(91,742)	(141,095)	(870,276)
Depreciation and amortization		(2,782,680)	(166,814)	(50,605)	(282,817)	(3,282,916)
Impairment loss on property, plant and equipment and others		(243,828)	(17,281)	(28,345)	(22,979)	(312,433)
Impairment loss on available-for-sale financial assets		(151,503)	(1,410)	(47,616)	(40,261)	(240,790)
Share of profit or loss of investment in associates and JVs		(562,133)	(212,535)	(25,223)	(22,618)	(822,509)
Income tax expense		(390,000)	(4,772)	(30,615)	(18,718)	(444,105)
Segment profit (loss)		181,495	38,843	(275,651)	(65,570)	(120,883)
Segment assets		70,102,972	12,160,406	9,997,683	10,962,594	103,223,655
Investment in associates		17,457,391	1,097,971	1,076,024	1,186,307	20,817,693
Acquisition of non-current assets		2,102,674	303,753	276,863	345,971	3,029,261
Segment liabilities		21,078,613	8,953,410	5,716,550	6,472,925	42,221,498

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

3) As of and for the year ended December 31, 2016

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	26,844,154	16,774,078	6,768,348	2,696,933	53,083,513
Internal revenues		16,062,016	9,646,026	713,703	2,379,945	28,801,690
Including inter segment revenue		8,992,783	5,296,847	557,526	2,285,128	17,132,284
Total revenues		42,906,170	26,420,104	7,482,051	5,076,878	81,885,203
Interest income		126,210	40,424	65,256	13,564	245,454
Interest expenses		(459,345)	(70,841)	(102,292)	(126,523)	(759,001)
Depreciation and amortization		(2,788,535)	(165,863)	(57,719)	(264,299)	(3,276,416)
Impairment loss on property, plant and equipment and others		(99,165)	(45,995)	(9,426)	(88,696)	(243,282)
Impairment loss on available-for-sale financial assets		(225,225)	(28,988)	(35,331)	(24,902)	(314,446)
Share of profit or loss of investment in associates and JVs		(211,084)	(53,586)	(283,833)	(6,369)	(554,872)
Income tax expense		(495,874)	(18,629)	107,520	(56,026)	(463,009)
Segment profit (loss)		1,511,383	53,244	(1,403,712)	(25,889)	135,026
Segment assets		69,914,939	13,580,179	9,501,046	8,529,600	101,525,764
Investment in associates		16,109,360	1,100,973	795,445	1,200,295	19,206,073
Acquisition of non-current assets		2,334,842	249,597	25,533	191,715	2,801,687
Segment liabilities		20,292,764	10,134,170	6,780,380	4,709,689	41,917,003

(c) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	2014		2015	2016
	(in millions of Won)
Total revenue for reportable segments	￦	98,227,916	87,471,744	81,885,203
Elimination of inter-segment revenue		(33,129,471)	(29,279,399)	(28,801,690)
Basis difference (*2)		(339,820)	329,923	(143,742)

	￦	64,758,625	58,522,268	52,939,771

2) Profit

	2014		2015	2016
	(in millions of Won)
Total profit (loss) for reportable segments	￦	1,060,012	(120,883)	135,026
Goodwill and corporate FV adjustments		(122,015)	(95,150)	(123,110)
Elimination of inter-segment profits		(381,338)	119,852	1,036,253
Income tax expense		821,485	276,939	384,685
Basis difference (*2)		9,736	(30,413)	(21,245)

Profit before income tax expense	￦	1,387,880	150,345	1,411,609

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

3) Assets

	2015		2016
	(in millions of Won)
Total assets for reportable segments (*1)	￦	103,223,655	101,525,764
Equity-accounted investees		(16,872,523)	(15,322,271)
Goodwill and corporate FV adjustments		3,390,277	3,750,915
Elimination of inter-segment assets		(9,332,650)	(10,191,413)
Basis difference(*2)		339,211	374,619

	￦	80,747,970	80,137,614

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4) Liabilities

	2015		2016
	(in millions of Won)
Total liabilities for reportable segments	￦	42,221,498	41,917,003
Corporate FV adjustments		321,793	442,178
Elimination of inter-segment liabilities		(7,204,754)	(8,434,580)
Basis difference(*2)		396,232	447,744

	￦	35,734,769	34,372,345

5) Other significant items

a) December 31, 2014

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

b) December 31, 2015

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	238,758	—	(28,565)	—	210,193
Interest expenses		(870,276)	1,282	80,222	—	(788,772)
Depreciation and amortization		(3,282,916)	(117,595)	182,265	—	(3,218,246)
Share of profit or loss of investment in associates		(822,509)	—	316,455	—	(506,054)
Income tax expense		(444,105)	24,294	142,872	10,379	(266,560)
Impairment loss on property, plant and equipment and others		(312,433)	—	(142,234)	—	(454,667)
Impairment loss on available-for-sale financial assets		(240,790)	—	98,009	—	(142,781)

	￦	(5,734,271)	(92,019)	649,024	10,379	(5,166,887)

c) December 31, 2016

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	245,454	—	(62,979)	—	182,475
Interest expenses		(759,001)	(807)	101,082	—	(658,726)
Depreciation and amortization		(3,276,416)	(104,949)	167,518	—	(3,213,847)
Share of profit or loss of investment in associates		(554,872)	(38,732)	504,927	—	(88,677)
Income tax expense		(463,009)	21,945	56,379	5,141	(379,544)
Impairment loss on property, plant and equipment and others		(243,282)	—	(125,657)	—	(368,939)
Impairment loss on available-for-sale financial assets		(314,446)	—	66,042	—	(248,404)

	￦	(5,365,572)	(122,543)	707,312	5,141	(4,775,662)

(*2)	Basis difference is related to the difference in recognizing revenue and expenses in connection with development and sale of certain residential real estate between the report reviewed by the CEO and the consolidated financial statements.

(d) Revenue by geographic area for years ended December 31, 2014, 2015 and 2016 was as follows:

	2014		2015	2016
	(in millions of Won)
Domestic	￦	45,805,167	39,268,907	34,883,941
Japan		2,047,686	1,934,808	1,892,022
China		6,319,101	5,756,867	5,908,046
Asia-other		5,055,373	5,888,045	5,649,843
North America		2,199,418	1,921,039	1,899,291
Others		3,671,700	3,422,679	2,850,370

		65,098,445	58,192,345	53,083,513
Basis difference		(339,820)	329,923	(143,742)

	￦	64,758,625	58,522,268	52,939,771

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014, 2015 and 2016

(e) Non-current assets by geographic area as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(in millions of Won)
Domestic	￦	32,693,800	31,772,641
Japan		174,979	187,266
China		1,631,863	1,451,405
Asia-other		5,969,215	6,163,388
North America		152,935	168,800
Others		1,390,109	1,233,288

	￦	42,012,901	40,976,788

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

POSCO
(Registrant)

/s/ Kwon, Oh-Joon
Name:	Kwon, Oh-Joon
Title:	Chief Executive Officer and Representative Director
Date:	April 27, 2017

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)*
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously