Form 20-F
period 2017-12-31
POSCO
filed 2018-04-27
CIK 889132

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Lim, Sung-Su

POSCO Center, 440 Teheran-ro, Gangnam-gu

Seoul, Korea 06194

Telephone: +82-2-3457-1098; E-mail: s2blue@posco.com; Facsimile: +82-2-3457-1997

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

None

As of December 31, 2017, there were 79,999,604 shares of common stock, par value Won 5,000 per share, outstanding

(not including 7,187,231 shares of common stock held by the company as treasury shares)

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

Not applicable

Item 1.C.  Auditor

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2016 and 2017 and for each of the years in the three-year period ended December 31, 2017 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA. English translations of such financial statements are furnished to the SEC under Form 6-K. K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of certain real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. See “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2013		2014		2015		2016		2017
	(In billions of Won, except per share data)
Revenue	￦	61,766	￦	64,759	￦	58,522	￦	52,940	￦	60,187
Cost of sales		54,914		57,465		52,018		46,271		51,916

Gross profit		6,852		7,293		6,504		6,668		8,271
Administrative expenses		2,232		2,310		2,395		2,292		2,177
Selling expenses		1,632		1,760		1,729		1,554		1,557
Other operating income		229		269		549		215		451
Other operating expenses		651		980		1,442		756		792

Operating profit		2,566		2,513		1,486		2,282		4,196
Share of profit (loss) of equity-accounted investees, net		(180)		(300)		(506)		(89)		11
Finance income		2,381		2,397		2,557		2,232		2,373
Finance costs		2,829		3,222		3,387		3,014		2,484

Profit before income tax		1,938		1,388		150		1,412		4,095
Income tax expense		589		824		267		380		1,186

Profit (loss)		1,349		564		(116)		1,032		2,909
Total comprehensive income (loss)		1,363		108		(278)		1,486		2,348
Profit (loss) for the period attributable to:
Owners of the controlling company		1,371		633		171		1,355		2,756
Non-controlling interests		(22)		(69)		(288)		(323)		153
Total comprehensive income (loss) attributable to:
Owners of the controlling company		1,439		182		24		1,814		2,184
Non-controlling interests		(75)		(73)		(302)		(328)		164
Basic and diluted earnings per share (1)		17,338		7,514		1,731		16,521		34,040
Dividends per share of common stock		8,000		8,000		8,000		8,000		8,000

Selected consolidated statements of financial position data

	As of December 31,
	2013		2014		2015		2016		2017
	(In billions of Won)
Working capital (2)	￦	11,681	￦	10,833	￦	9,148	￦	10,711	￦	12,354
Total current assets		32,039		33,208		29,502		29,655		31,844
Property, plant and equipment, net		35,760		35,241		34,523		33,770		31,884
Total non-current assets		52,802		52,636		51,246		50,483		47,941
Total assets		84,841		85,844		80,748		80,138		79,786

Short-term borrowings and current installments of long-term borrowings		10,714		12,195		12,371		10,195		11,275
Long-term borrowings, excluding current installments		15,533		15,233		12,849		12,510		9,789
Total liabilities		39,060		40,586		35,735		34,372		32,459

Share capital		482		482		482		482		482
Total equity		45,781		45,257		45,013		45,765		47,327

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2013		2014		2015		2016		2017
	(In billions of Won)
Net cash provided by operating activities	￦	4,858	￦	3,412	￦	7,602	￦	5,269	￦	5,607
Net cash used in investing activities		(8,752)		(3,745)		(4,535)		(3,755)		(3,818)
Net cash provided by (used in) financing activities		3,532		135		(2,242)		(3,951)		(1,566)
Net increase (decrease) in cash and cash equivalents		(472)		(186)		849		(2,424)		165
Cash and cash equivalents at beginning of the year		4,681		4,209		4,022		4,871		2,448
Cash and cash equivalents at end of the year		4,209		4,022		4,871		2,448		2,613

(1)	See Note 36 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 78,009,654 shares as of December 31, 2013, 79,801,539 shares as of December 31, 2014, 79,993,834 shares as of December 31, 2015, 79,996,389 shares as of December 31, 2016 and 79,998,600 shares as of December 31, 2017.

(2)	“Working capital” means current assets minus current liabilities.

EXCHANGE RATE INFORMATION

The following table sets out information concerning the market average exchange rate for the periods and dates indicated.

Period	At End of Period	Average Rate (1)	High	Low
2013	1,055.3	1,095.0	1,159.1	1,051.5
2014	1,099.2	1,053.2	1,118.3	1,008.9
2015	1,172.0	1,131.5	1,203.1	1,068.1
2016	1,208.5	1,160.5	1,240.9	1,093.2
2017	1,071.4	1,130.8	1,208.5	1,071.4
October	1,125.0	1,131.6	1,145.7	1,124.7
November	1,082.4	1,105.0	1,121.2	1,082.4
December	1,071.4	1,085.8	1,093.4	1,071.4
2018 (through April 26)	1,078.7	1,071.0	1,094.3	1,057.6
January	1,071.5	1,066.7	1,071.5	1,061.3
February	1,071.0	1,079.6	1,094.3	1,068.0
March	1,066.5	1,071.9	1,081.9	1,064.3
April (through April 26)	1,078.7	1,066.7	1,078.7	1,057.6

Source: Seoul Money Brokerage Services, Ltd.

(1)	The average rate for each year is calculated as the average of the market average exchange rates on the last business day of each month during the relevant year (or portion thereof). The average rate for a month is calculated as the average of the market average exchange rates on each business day during the relevant month (or portion thereof).

Item 3.B.   Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D. Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. While global economic conditions have generally stabilized and improved in recent years, the overall prospects for the global economy remain uncertain. Financial markets have experienced significant volatility in recent years as a result of, among other things, the slowdown of economic growth in China and other major emerging market economies, in addition to adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including Syria, Iraq and Yemen, as well as the United Kingdom’s decision in June 2016 to exit from the European Union (“Brexit”).

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products that could have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and we may need to rationalize our production capacity and reduce fixed costs. In the past, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We produced 42.0 million tons of crude steel and stainless steel in 2015, 42.2 million tons in 2016 and 42.2 million tons in 2017. The average unit sales prices for our semi-finished and finished steel products were Won 798 thousand per ton in 2015, Won 745 thousand per ton in 2016 and Won 904 thousand per ton in 2017.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 39.0% of our total revenue from steel products produced and sold by us in 2017. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO Daewoo Corporation (“POSCO Daewoo”) are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of adverse global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States commencing in March 2017 and the economic and other retaliatory measures imposed by China against Korea during the remainder of 2017);

•

adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties in the wake of Brexit;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro, Chinese Renminbi or Japanese Yen exchange rates and the overall impact of Brexit on the value of the Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•

a decrease in tax revenue or a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased government budget deficit;

•

financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies (including those in the shipbuilding and shipping sectors), their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

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

Our export sales and overseas sales to customers abroad accounted for 61.0% of our total revenue from steel products produced and sold by us in 2017. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 63.1% of our total export sales revenue from steel products produced and exported by us in 2017, and we expect our sales to these countries to remain important in the future. In particular, our export volume to China has increased in recent years and accounted for 28.5% of our total export sales revenue from steel products produced and exported by us in 2017. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in March 2017 and the economic and other retaliatory actions by

China during the remainder of 2017), or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2017, 61.0% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

The overall net impact from fluctuations of the Won against major currencies is difficult to estimate and varies from year to year. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO Daewoo’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because

POSCO Daewoo’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO Daewoo and POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 52.9 million dry metric tons of iron ore and 27.4 million wet metric tons of coal in 2017. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (benchmark free on board price of Peak Downs Australian premium hard coking coal) was US$102 in 2015, US$114 in 2016 and US$217 in 2017. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China index announced by Platts) was US$51 in 2015, US$54 in 2016 and US$64 in 2017.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. In the case of coal, globally influential buyers and sellers of coal determine benchmark prices of coal, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of coal and other factors. In the case of iron ore, the supplier and we typically agree on the purchase price primarily based on the spot market price periodically announced by Platts (Iron Ore 62% Fe, CFR China Index). As of December 31, 2017, 116 million tons of iron ore and 18 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth, combined with an expansion in steel production capacity, has led to production over-capacity in the Chinese steel industry, which in turn has led the Chinese government to pursue aggressive consolidation in the Chinese steel industry. In addition, the global steel industry has experienced consolidation in the past, including through the merger of Mittal and Arcelor in 2006. Competition from global steel manufacturers with expanded production capacity such as ArcelorMittal S.A. as well as larger competitors from emerging markets, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue in the future. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

In the past, increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry. Production over-capacity in the global steel industry may intensify if global economic growth slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

As part of our strategy to compete in this challenging landscape, we will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our products, as well as make additional investments in the development of new manufacturing technologies. However, there is no assurance that we will be able to continue to compete successfully in this economic environment or that a slowdown of the global economy or production over-capacity will not have a material adverse effect on our business, results of operations or financial condition.

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

In Korea, POSCO E&C’s main competition in the construction of residential and non-residential buildings, EPC (or engineering, procurement and construction) projects, urban planning and development projects and civil works projects consists of approximately ten major domestic construction companies, many of which are member companies of other large business groups in Korea and are capable of undertaking larger-scale, higher-value-added projects that offer greater potential returns. A series of measures introduced by the Government over the past few years to regulate housing prices in Korea, as well as increasing popularity of low-bid contracts in civil works project mandates, have contributed to increased competition in the Korean construction industry in recent years.

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

In part to prepare for the eventual maturation of the Korean steel market, we have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC projects in the steel sector and natural resources development, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, and production of comprehensive materials such as lithium, magnesium sheet, nickel and cobalt. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy.

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

In addition, in order to finance these acquisitions, we intend to use cash on hand, funds from operations, issuances of equity and debt securities, and, if necessary, financings from banks and other sources as well as entering into consortiums with financial investors. However, no assurance can be given that we will be able to obtain sufficient financing for such acquisitions or investments on terms commercially acceptable to us or at all. We cannot assure you that our diversification strategy can be completed profitably or that the diversification efforts will not adversely affect our combined business, financial condition and results of operations.

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

As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We proactively participate in and plan for such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, all such cases have been product and market-specific, and thus have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future.

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

We engage in engineering and construction activities through POSCO E&C. The Construction Segment is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The Government has taken measures to support the Korean construction industry in recent years, including easing of regulations imposed on redevelopment of apartment buildings and resale restrictions in the metropolitan areas, as well as reductions in property taxes. Although the Korean residential real estate market has shown signs of recovery in recent years, the demand for construction activities abroad remains weak and the overall prospects for Korean construction companies in 2018 and beyond remain uncertain. A prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.

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

If unforeseen additional expenses arise over the course of a construction project, such expenses are usually borne by POSCO E&C, and its profit from the project will be correspondingly reduced or eliminated. For example, we incurred losses in recent years in connection with a delay in the construction of CSP-Companhia Siderurgia do Pecem steel plant complex in Brazil. If POSCO E&C experiences significant unforeseen additional expenses with respect to its fixed price projects, it may incur losses on such projects, which could have a material adverse effect on its financial condition and results of operations.

We are subject to environmental regulations, and our operations could expose us to substantial liabilities.

We are subject to national and local environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide relating to our manufacturing process, and our steel manufacturing and construction operations could expose us to risk of substantial liability relating to environmental or health and safety issues, such as those resulting from discharge of pollutants and carbon dioxide into the environment, the handling, storage and disposal of solid or hazardous materials or wastes and the investigation and remediation of contaminated sites. We may be responsible for the investigation and remediation of environmental conditions at currently and formerly operated manufacturing or construction sites. For example, we incurred expenses in recent years relating to contamination of land near our magnesium smelting plant located in Gangneung, Korea and gas treatment plant located in our Pohang Works. We may also be subject to associated liabilities, including liabilities for natural resource damage, third party property damage or personal injury resulting from lawsuits brought by the Government or private litigants. In the course of our operations, hazardous wastes may be generated at third party-owned or operated sites, and hazardous wastes may be disposed of or treated at third party-owned or operated disposal sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites, for any associated natural resource damage, and for civil or criminal fines or penalties.

If our cybersecurity measures are breached, we may incur significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of large amounts of confidential information, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our customers’ data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future. Our cybersecurity measures may also be breached due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across all our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our data or our customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our cybersecurity occurs or the market perception of the effectiveness of our cybersecurity measures is harmed, we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to our reputation and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new steel manufacturing technologies that can be differentiated from those of our competitors, such as FINEX, strip casting and silicon steel manufacturing technologies, is critical to the success of our business. We take active measures to obtain protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we take will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors. Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

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

Under the Labor Standards Act, an employee’s “ordinary wage” is used as the basis for calculating various statutory benefits. Prior to the Supreme Court of Korea’s decision described below, we and other companies in Korea had interpreted the guidelines issued by the Ministry of Employment and Labor as excluding fixed bonuses that are paid other than on a monthly basis, such as bi monthly, quarterly or biannually paid bonuses, from employees’ ordinary wages.

On December 18, 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, are included in the scope of employees’ ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any provision of a collective bargaining agreement or other agreements that attempt to exclude such regular bonuses from employees’ ordinary wages will be deemed void for violation of the mandatory provisions of Korean law.

The Supreme Court of Korea’s decision clarified that if payment of a regular bonus is limited only to those working for the employer on a specific date, such bonus is not fixed and thus does not constitute part of an employee’s ordinary wage. The Ministry of Employment and Labor subsequently published guidelines on January 23, 2014 (the “Guidelines”). According to the Guidelines, the Government excludes, from ordinary wages, regular bonuses contingent on employment on a specific date. Based on the Supreme Court of Korea’s decision and the Guidelines, we believe that regular bonuses we have paid to our employees are likely not required to be included in their ordinary wages because we have paid regular bonuses only to those working for us on the date of payment calculation, the 15th day of each month. However, if we are nonetheless determined to have underpaid employees by under-calculating their ordinary wages over the past three years or in the future, we may be liable for additional payments reflecting the expanded scope of employees’ ordinary wages. Any such additional payments may have an adverse effect on our financial condition and results of operations.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army reinitiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea.

Although a bilateral summit between the two Koreas was held on April 27, 2018 and there has been an announcement in March 2018 of a potential summit between the United States and North Korea, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran, Sudan and Cuba. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, POSCO Daewoo engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran, Sudan and Cuba. We believe that such activities and investments do not involve any U.S. goods or services. Our activities in Iran, Sudan and Cuba accounted for approximately 0.7% of our consolidated revenues in 2015, 0.5% in 2016 and 0.6% in 2017.

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

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 42.2 million tons of crude steel and stainless steel in 2017, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2017, we had approximately 47.6 million tons of annual crude steel and stainless steel production capacity, including 17.6 million tons of production capacity Pohang Works and 24.8 million tons of production capacity of Gwangyang

Works. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

Korea is our most important market. Domestic sales accounted for 39.0% of our total revenue from steel products produced and sold by us in 2017 and 39.4% in 2016. On a non-consolidated basis, we believe that we had an overall market share of approximately 43% of the total sales volume of steel products sold in Korea in 2017 and approximately 41% in 2016. Our export sales and overseas sales to customers abroad accounted for 61.0% of our total revenue from steel products produced and sold by us in 2017 and 60.6% in 2016. Our major export market is Asia, with China accounting for 28.5%, Asia other than China and Japan accounting for 23.3%, and Japan accounting for 11.3% of our total steel export revenue from steel products produced and exported by us in 2017 and China accounting for 29.0%, Asia other than China and Japan accounting for 23.9%, and Japan accounting for 10.4% of our total steel export revenue from steel products produced and exported by us in 2016.

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

We generated revenue of Won 52,940 billion and profit of Won 1,032 billion in 2016, compared to revenue of Won 60,187 billion and profit of Won 2,909 billion in 2017. We had total assets of Won 80,138 billion and total equity of Won 45,765 billion as of December 31, 2016, compared to total assets of Won 79,786 billion and total equity of Won 47,327 billion as of December 31, 2017.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	cold rolled products;

•	hot rolled products;

•	stainless steel products;

•	plates;

•	wire rods; and

•	silicon steel sheets.

The table below sets out our revenue of steel products produced by us and directly sold to external customers (either by us or through POSCO Processing & Service Co., Ltd. (“POSCO P&S”), our former sales subsidiary that primarily engaged in sale of steel products produced by us, prior to its merger into POSCO Daewoo in March 2017), which are recognized as external revenue of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries other than POSCO P&S (including POSCO Daewoo). Although our external revenue of the Steel Segment increased in 2017 compared to 2016, they were negatively impacted in 2017 by the recognition of the external revenue of

POSCO P&S under the Trading Segment commencing March 2017 following its merger into POSCO Daewoo.

	For the Year Ended December 31,
	2015			2016			2017
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	8,373	29.6%	￦	8,467	31.5%	￦	9,441	31.2%
Hot rolled products		4,685	16.6		4,377	16.3		5,101	16.9
Stainless steel products		6,085	21.5		6,064	22.6		6,624	21.9
Plates		2,809	9.9		2,762	10.3		3,087	10.2
Wire rods		1,932	6.8		1,747	6.5		1,880	6.2
Silicon steel sheets		1,323	4.7		1,100	4.1		1,025	3.4

Sub-total		25,208	89.1		24,517	91.3		27,159	89.8

Others		3,085	10.9		2,327	8.7		3,072	10.2

Total	￦	28,293	100.0%	￦	26,844	100.0%	￦	30,230	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers (either by us or through POSCO P&S prior to its merger into POSCO Daewoo in March 2017), which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries other than POSCO P&S (including POSCO Daewoo). In 2017, our external sales volume of the Steel Segment was negatively impacted by the recognition of the external sales volume of POSCO P&S under the Trading Segment commencing March 2017 following its merger into POSCO Daewoo.

	For the Year Ended December 31,
	2015		2016		2017
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,995	38.0%	12,713	38.7%	11,279	37.5%
Hot rolled products	8,541	27.0	8,632	26.2	7,786	25.9
Stainless steel products	2,758	8.7	3,027	9.2	2,874	9.6
Plates	4,588	14.5	4,748	14.4	4,896	16.3
Wire rods	2,667	8.4	2,737	8.3	2,333	7.8
Silicon steel sheets	1,031	3.3	1,032	3.1	877	2.9

Total (1)	31,580	100.0%	32,888	100.0%	30,046	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers (either by us or through POSCO P&S prior to its merger into POSCO Daewoo in March 2017), we engage our consolidated sales subsidiaries (including POSCO Daewoo) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 8,365 billion in 2015, Won 6,403 billion in 2016 and Won 7,385 billion in 2017. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 11.3 million tons in 2017, representing 37.5% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2017, our sales volume of cold rolled products produced by us and directly sold to external customers decreased by 11.3% compared to our sales volume in 2016 primarily due to the impact of the merger of POSCO P&S into POSCO Daewoo described above as well as rationalization of our production facilities in 2017 that reduced production of cold rolled products.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we had a domestic market share for cold rolled products of approximately 40% on a non-consolidated basis in 2017.

Hot Rolled Products

Hot rolled coils and sheets have many different industrial applications. They are used to manufacture structural steel used in the construction of buildings, industrial pipes and tanks, and automobile chassis. Hot rolled coil is also manufactured in a wide range of widths and thicknesses as the feedstock for higher value-added products such as cold rolled products and silicon steel sheets.

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 7.8 million tons in 2017, representing 25.9% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2017, our sales volume of hot rolled products produced by us and directly sold to external customers decreased by 9.8% compared to our sales volume in 2016 primarily due to the impact of the merger of POSCO P&S into POSCO Daewoo described above as well as rationalization of our production facilities in 2017 that reduced production of hot rolled products.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we had a domestic market share for hot rolled products of approximately 39% on a non-consolidated basis in 2017.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2.9 million tons in 2017, representing 9.6% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 9.6% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2017, they represented 21.9% of our total revenue from steel products in 2017. In 2017, our sales volume of stainless steel products produced by us and directly sold to external customers decreased by 5.1% compared to our sales volume in 2016.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we had a domestic market share for stainless steel products of approximately 43% on a non-consolidated basis in 2017.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 4.9 million tons in 2017, representing 16.3% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2017, our sales volume of plates produced by us and directly sold to external customers increased by 3.1% compared to our sales volume in 2016 primarily due to an increase in sales of plates from PT. Krakatau POSCO.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we had a domestic market share for plates of approximately 48% on a non-consolidated basis in 2017.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2.3 million tons in 2017, representing 7.8% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2017, our sales volume of wire rods produced by us and directly sold to external customers decreased by 14.7% compared to 2016 primarily due to the impact of the merger of POSCO P&S into POSCO Daewoo described above.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we had a domestic market share for wire rods of approximately 57% on a non-consolidated basis in 2017.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 0.9 million tons in 2017, representing 2.9% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2017, our sales volume of silicon steel sheets produced by us and directly sold to external customers decreased by 15.1% compared to 2016 primarily due to a decrease in sales of silicon steel sheets in China.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers,

we had a domestic market share for silicon steel sheets of approximately 81% on a non-consolidated basis in 2017.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 39.0% of our total revenue from steel products produced and sold by us in 2017. Our export sales and overseas sales to customers abroad represented 61.0% of our total revenue from steel products in 2017. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of steel products sold in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2015	2016	2017
POSCO’s sales (1)	40.8%	40.6%	43.4%
Other domestic steel companies’ sales	27.7	27.6	28.2
Imports	31.5	31.8	28.4

Total	100.0%	100.0%	100.0%

(1)	POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 61.0% of our total revenue from steel products produced and sold by us in 2017, 63.1% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products increased by 13.9% from Won 20,163 billion in 2016 to Won 22,963 billion in 2017.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2015			2016			2017
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
China	￦	5,541	25.3%	￦	5,840	29.0%	￦	6,542	28.5%
Asia (other than China and Japan)		6,174	28.2		4,821	23.9		5,354	23.3
Japan		2,075	9.5		2,089	10.4		2,601	11.3
Europe		1,751	8.0		1,914	9.5		2,181	9.5
Middle East		372	1.7		187	0.9		163	0.7
North America		2,162	9.9		2,019	10.0		1,947	8.5
Others		3,826	17.5		3,292	16.3		4,176	18.2

Total	￦	21,901	100.0%	￦	20,163	100.0%	￦	22,963	100.0%

	For the Year Ended December 31,
	2015			2016			2017
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	6,373	29.1%	￦	6,852	34.0%	￦	9,224	40.2%
Hot rolled products		4,032	18.4		2,999	14.9		2,604	11.3
Stainless steel products		5,265	24.0		5,227	25.9		5,345	23.3
Plates		1,465	6.7		1,486	7.4		2,000	8.7
Wire rods		674	3.1		585	2.9		606	2.6
Silicon steel sheets		807	3.7		821	4.1		950	4.1
Others		3,284	15.0		2,194	10.9		2,235	9.7

Total	￦	21,901	100.0%	￦	20,163	100.0%	￦	22,963	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO Daewoo, and our overseas sales subsidiaries. Our largest export market in 2017 was China, which accounted for 28.5% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China amounted to Won 5,840 billion in 2016 and Won 6,542 billion in 2017. Our exports to China increased by 12.0% in 2017 primarily due to an increase in sales of automotive steel sheets.

Our second largest export market in 2017 was Asia (other than China and Japan), which accounted for 23.3% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) increased by 11.1% from Won 4,821 billion in 2016 to Won 5,354 billion in 2017 primarily due to an increase in sales of automotive steel sheets in Southeast Asia.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

From time to time, our exporting activities have become subject to anti-dumping, safeguard and countervailing proceedings. As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We proactively participate in and plan for such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, all such cases have been product and market-specific, and thus have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in the aggregate currently do not account for a material portion of our total sales, and such proceedings have not had a material adverse impact on our business and operations in recent years.

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

Both our export prices and domestic sales prices decreased from 2014 to 2016, reflecting production over-capacity in the global steel industry. In 2017, our export prices and domestic sales prices increased, as consolidation of the steel industry in China led to a decrease in export volume from China, which in turn had a positive impact on global steel prices. We may decide to adjust our sales prices in the future subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.8 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2017, POSCO imported approximately 52.9 million dry metric tons of iron ore and 27.4 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia.

We purchase a substantial portion of our iron ore and coal imports pursuant to long-term contracts. Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. In the case of coal, globally influential buyers and sellers of coal determine benchmark prices of coal, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of coal and other factors. In the case of iron ore, the supplier and we typically agree on the purchase price primarily based on the spot market price periodically announced by Platts (Iron Ore 62% Fe, CFR China Index). We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also make investments in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, either as part of a consortium or through an acquisition of a minority interest. In 2017, we purchased approximately 37% of our iron ore imports and 21% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Brazil, New Caledonia and Canada. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (benchmark free on board price of Peak Downs Australian premium hard coking coal) was US$102 in 2015, US$114 in 2016 and US$217 in 2017. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China index announced by Platts) was US$51 in 2015, US$54 in 2016 and US$64 in 2017. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Indonesia, Japan and Ukraine. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$11,836 in 2015, US$9,599 in 2016 and US$10,402 in 2017.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. These dedicated vessels transported approximately 82% of the total requirements in 2017, and the remaining approximately 18% was transported by vessels retained through short to medium term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use by 2020 in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we had a market share of approximately 39% on a non-consolidated basis in 2017, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we had a market share of approximately 40% and 43%, respectively, on a non-consolidated basis in 2017, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

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

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In the past decade, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth, combined with an expansion in steel production capacity, has led to production over-capacity in the Chinese steel industry, which in turn has led the Chinese government to pursue aggressive consolidation in the Chinese steel industry. Competition from global steel manufacturers with significant production capacity such as ArcelorMittal S.A., as well as larger competitors from emerging markets, especially from China and India, could result in a significant increase in competition. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Various export markets currently impose tariffs on different types of steel products. However, we do not believe that tariffs significantly affect our ability to compete in these markets.

Subsidiaries and Global Joint Ventures

Steel Production

In order to effectively implement our strategic initiatives and to solidify our leadership position in the global steel industry, we have established various subsidiaries and joint ventures in Korea and elsewhere around the world that engage in steel production activities.

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation), which commenced production of stainless cold rolled steel products in December 1998. Zhangjiagang Pohang Stainless Steel produced 1,159 thousand tons of stainless steel products in 2017. See “— Production Facilities Abroad — Zhangjiagang Pohang Stainless Steel.”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We hold a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013 with an annual production capacity of 3.0 million tons of plates and slabs. PT. Krakatau POSCO produced 2.9 million tons of plates and slabs in 2017. See “— Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We established POSCO SS VINA Co., Ltd., a wholly owned subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. The plant became operational in June 2015, with an annual production capacity of 1.1 million tons of shape steel and steel reinforcement products. POSCO SS VINA Co., Ltd. produced 905 thousand tons of shape steel and steel reinforcement products in 2017. See “Production Facilities Abroad — POSCO SS VINA.”

Trading

Our trading activities consist primarily of trading activities of POSCO Daewoo. Our consolidated subsidiaries that also engage in trading activities include POSCO Asia Company Limited located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan, POSCO America Corporation located in Georgia, U.S.A. and POSCO South Asia Co., Ltd. located in Bangkok, Thailand. In March 2017, POSCO P&S, which primarily engaged in sale of steel products produced by us, merged into POSCO Daewoo.

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

The following table sets forth a breakdown of POSCO Daewoo’s total consolidated sales by export sales, domestic sales and third-country trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2015			2016			2017
	(in billions of Won, except percentages)
Export trading sales:
Steel and metal	￦	4,648	26.5%	￦	4,185	25.4%	￦	5,059	22.4%
Chemical and commodities		1,445	8.2		1,277	7.7		1,429	6.3
Automobile and machinery parts		2,003	11.4		1,986	12.0		2,224	9.9
Electronics and miscellaneous items		42	0.2		3	0.0		—	—
Natural resources items		—	—		2	0.0		—	—

Sub-total		8,138	46.4		7,453	45.2		8,712	38.6

Domestic trading sales:
Steel and metal	￦	506	2.9%	￦	473	2.9%	￦	2,322	10.3%
Chemical and commodities		92	0.5		90	0.5		23	0.1
Automobile and machinery parts		62	0.4		40	0.2		59	0.2
Electronics and miscellaneous items		—	—		—	—		—	—
Other goods		23	0.1		—	—		17	0.1

Sub-total		683	3.9		603	3.7		2,421	10.7

Manufactured product sales	￦	6	0.0	￦	13	0.1	￦	502	2.2

Third-Country Trades:
Trading (1)	￦	11,569	66.0%	￦	10,376	62.9%	￦	14,969	66.3%
Natural resources development (1)		714	4.1		1,504	9.1		573	2.5
Manufactured product trading		242	1.4		192	1.2		221	1.0

Total third-country trades		12,525	71.5		12,072	73.2		15,763	69.8

Consolidation adjustments		(3,910)	(22.3)		(3,649)	(22.1)		(4,826)	(21.4)

Total sales	￦	17,527	100.0%	￦	16,492	100.0%	￦	22,572	100.0%

(1)	In 2015 and 2017, revenues from trading of raw materials were included as trading revenues. However, in 2016, revenues from trading of raw materials were included as natural resources development revenues.

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

Natural Resources Development Activities. POSCO Daewoo also invests in energy and mineral development projects throughout the world. In particular, POSCO Daewoo holds interests in several gas field projects in Myanmar, where production of gas commenced in July 2013. POSCO Daewoo recognized revenues of approximately Won 652 billion in 2015, Won 530 billion in 2016 and Won 498 billion in 2017 from the Myanmar gas field projects. Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO Daewoo intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

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

POSCO E&C also has substantial experience in the energy field obtained from the construction of various power plants for member companies of the POSCO Group, specializing primarily in engineering and construction of liquefied natural gas (“LNG”) and coal-fired thermal power plants. In recent years, POSCO E&C has obtained various orders for such power plants, including LNG-fired power plants in Incheon, Korea and coal-fired thermal power plants in Ventanas and Angamos, Chile. In response to increasing demand from the energy industry, POSCO E&C plans to continue to target opportunities in power plant construction, which it believes offers significant growth potential. In order to further promote efficiency among the member companies of the POSCO Group as well as to enhance the engineering expertise of POSCO E&C, POSCO Engineering Co., Ltd. merged into POSCO E&C in February 2017.

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

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy Corporation’s total power generation capacity was approximately 4,526 megawatts as of December 31, 2017. POSCO Energy Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

LNG Logistics. We operate an LNG receiving terminal with an aggregate capacity to process up to 2.4 million tons of LNG annually in Gwangyang. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. We also operate a synthetic natural gas production plant with an annual capacity of 500,000 tons in Gwangyang.

Others. We acquired or established several subsidiaries that address specific services to support the operations of Pohang Works and Gwangyang Works. POSCO ICT Co., Ltd. provides information and technology consulting and system network integration and outsourcing services. POSCO Chemtech Company Ltd. specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products.

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO Daewoo Corporation	Korea	62.9%
POSCO Engineering & Construction Co., Ltd	Korea	52.8%
POSCO Energy Corporation	Korea	89.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5	% (1)
POSCO ICT Co., Ltd.	Korea	65.4%

(1)	POSCO holds a 58.6% interest and POSCO-China holds a 23.9% interest.

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

Situated on a site of 8.9 million square meters at Youngil Bay on the southeastern coast of Korea, Pohang Works consists of iron-making, crude steelmaking and continuous casting and other rolling facilities. Pohang Works also has docking facilities capable of accommodating large ships for unloading raw materials, storage areas for raw materials and separate docking facilities for ships carrying products for export. Pohang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

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

Gwangyang Works is comprised of iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating large ships for unloading raw materials, storage areas for raw materials and separate docking facilities for ships carrying products for export.

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

Capacity Utilization Rates

The following table sets out the capacity utilization rates of our production facilities in Korea for the periods indicated.

	As of or for the Year Ended December 31,
	2015	2016	2017
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	42.41	42.39	42.39
Actual crude steel and stainless steel output (million tons)	37.97	37.50	37.21
Capacity utilization rate (%) (1)	89.5%	88.5%	87.8%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Production Facilities Abroad

Our various subsidiaries and joint ventures around the world, including Zhangjiagang Pohang Stainless Steel Co., Ltd. in China, PT. Krakatau POSCO in Indonesia and POSCO SS Vina Co., Ltd. in

Vietnam, engage in steel production activities. For a discussion of such operations, see “Item 4. Information on the Company — Item 4.B. Business Overview — Subsidiaries and Joint Ventures.”

Zhangjiagang Pohang Stainless Steel

The following table sets out Zhangjiagang’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2015	2016	2017
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	1.17	1.16	1.16
Capacity utilization rate (%) (1)	106.1%	105.2%	105.4%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2015	2016	2017
Crude steel production capacity as of end of the year (million tons per year)	3.00	3.00	3.00
Actual crude steel output (million tons)	2.72	2.91	2.92
Capacity utilization rate (%) (1)	90.7%	97.0%	97.4%

(1)	Calculated by dividing actual crude steel output by the actual crude steel capacity for the relevant period as determined by us.

POSCO SS VINA Co., Ltd.

The following table sets out POSCO SS VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2016	2017
Crude steel production capacity as of end of the year (million tons per year)	1.10	1.10
Actual crude steel output (million tons)	0.64	0.91
Capacity utilization rate (%) (1)	58.0%	82.3%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, a trading segment, an engineering and construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists primarily of global trading activities and natural resources development activities of POSCO Daewoo. POSCO Daewoo exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG logistics, and network and system integration. See Note 40 of Notes to Consolidated Financial Statements.

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

In 2017, unit sales prices in Won for each of our principal product lines of steel products produced by us and directly sold to external customers increased. The weighted average unit price for such products increased by 21.3% from 2016 to 2017, despite an appreciation in the average value of the Won against the Dollar in 2017 that decreased our export prices in Won terms. The average exchange rate of the Won against the Dollar appreciated from Won 1,160.5 to US$1.00 in 2016 to Won 1,130.8 to US$1.00 in 2017.

The unit sales price of hot rolled products, which accounted for 25.9% of total sales volume of the principal steel products produced by us and directly sold to external customers, increased by 29.2% in 2017. The unit sales price of wire rods, which accounted for 7.8% of total sales volume of such products, increased by 26.2% in 2017. The unit sales price of cold rolled products, which accounted for 37.5% of total sales volume of such products, increased by 25.7% in 2017. The unit sales price of stainless steel products, which accounted for 9.6% of total sales volume of such products, increased by 15.0% in 2017. The unit sales price of silicon steel products, which accounted for 2.9% of total sales volume of such products, increased by 9.7% in 2017. The unit sales price of plates, which accounted for 16.3% of total sales volume of such products, increased by 8.4% in 2017.

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2015		2016		2017
	(In thousands of Won per ton)
Cold rolled products	￦	698	￦	666	￦	837
Hot rolled products		549		507		655
Stainless steel products		2,207		2,003		2,304
Plates		612		582		631
Wire rods		724		638		806
Silicon steel sheets		1,284		1,065		1,169

Average (1)	￦	798	￦	745	￦	904

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed principal products produced by us and directly sold to external customers. See “Item 4. Information on the Company — Item 4.B. Business Overview — Major Products.” The average unit sales price calculation does not include sales results of steel products categorized as “others.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
	(Percentage of net sales)
Cost of sales	88.9%	87.4%	86.3%
Selling and administrative expenses	7.0	7.3	6.2
Gross margin	11.1	12.6	13.7
Operating profit margin	2.5	4.3	7.0

Our operating profit margin increased from 2.5% in 2015 to 4.3% in 2016 and increased further to 7.0% in 2017, as discussed below.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
Crude steel and stainless steel production capacity (million tons per year)	47.6	47.6	47.6
POSCO	42.4	42.4	42.4
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.1	1.1	1.1
PT. Krakatau POSCO	3.0	3.0	3.0
POSCO SS VINA Co., Ltd.	1.1	1.1	1.1
Actual crude steel and stainless steel output (million tons)	42.0	42.2	42.2
POSCO	38.0	37.5	37.2
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.2	1.2	1.2
PT. Krakatau POSCO	2.7	2.9	2.9
POSCO SS VINA Co., Ltd.	0.2	0.6	0.9
Capacity utilization rate (%)	88.3%	88.7%	88.7%
POSCO	89.5%	88.5%	87.8%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	106.1%	105.2%	105.4%
PT. Krakatau POSCO	90.7%	97.0%	97.4%
POSCO SS VINA Co., Ltd.	15.8%	58.0%	82.3%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2017, 61.0% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Inflation

Inflation in Korea, which was 0.7% in 2015, 1.0% in 2016 and 1.9% in 2017, has not had a material impact on our results of operations in recent years.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2017, the percentage of allowance for doubtful accounts to trade accounts and notes receivable and other receivables was 8.23%. Our allowance for doubtful accounts increased by 11.9%, or Won 117 billion, from Won 978 billion as of December 31, 2016 to Won 1,094 billion as of December 31, 2017. See Note 23 of Notes to Consolidated Financial Statements. Assumptions and judgments related to the allowance for doubtful accounts did not change in 2017.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2017 was 1.02%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by 12% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by 13% in total.

We recognized impairment losses on available-for-sale financial assets of Won 143 billion in 2015, Won 248 billion in 2016 and Won 123 billion in 2017. See Note 8 of Notes to Consolidated Financial Statements.

Our estimates and assumptions used to evaluate impairment of investments are made taking into consideration our assessment of the latest information available. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize additional losses on impairment of investments. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our investments and potentially result in different impacts on our results of operations.

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value less costs to sell) and its value in use. When the book value of long-lived asset exceeds the recoverable amount of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable amount and the resulting impairment loss is charged to current operations. Such recoverable amount is based on our estimates of the future use of assets and is subject to changes in market conditions. Based on an impairment test as of December 31, 2017, we recognized impairment loss on property, plant and equipment amounting to Won 117 billion in 2017, which related primarily to impairment of long-lived assets of Suncheon Eco Trans Co., Ltd.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Our estimates of the useful lives and recoverable amount of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable amount of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next three to five years. Beyond the specifically forecasted period, we extrapolate the cash flows for the remaining years based on an estimated growth rate. This estimated growth rate does not exceed the long-term average growth rate of our industry. As of December 31, 2017, for the applicable cash generating units, we estimated a discount rate of 7.6% to 14.0% and a revenue growth rate of 1.0%. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated discount rates used in these valuations were increased by 1%, then the estimated recoverable amount would have decreased by 5.0% to 6.1% in total. If the estimated revenue growth rate were decreased by 1%, then the estimated recoverable amount would have decreased by 0.6% to 2.5% in total. We believe that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would result in impairment loss of long-lived assets.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by 3.02% to 3.45% in total. If the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by 1.78% to 2.06% in total. Based on an impairment test as of December 31, 2017, we recognized impairment loss on goodwill of Won 21 billion in 2017, which related primarily to impairment of goodwill of POSCO E&C. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of the cash-generating groups, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss on goodwill. See Note 15 of Notes to Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from 94.2% to 116.0% of the inventory cost amount. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2015, 2016 and 2017. The valuation losses of inventories recognized within cost of goods sold were Won 153 billion in 2015, Won 152 billion in 2016 and Won 79 billion in 2017.

Investments in Associates and Joint Ventures

We hold a significant amount of investments in associates and joint ventures, which interests are accounted for using the equity method. As of December 31, 2017, the book value of our investments in associates and joint ventures was Won 3,558 billion. The carrying amounts of our investments in associates and joint ventures are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

We estimate the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then we estimate the recoverable amount of cash-generating unit (“CGU”), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU. We treat individual operating entities as CGUs, and an impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

As part of our impairment review, the operating results, net asset value and future performance forecasts of our associates and joint ventures as well as general market conditions are taken into consideration in order to assess whether there is any objective evidence of impairment, such as significant financial difficulty of the associate or joint venture. Unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize additional losses on impairment of our interest in our associates and joint ventures. We base our value in use estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values used to evaluate impairment of our interest in our associates and joint ventures and potentially have different impacts on our results of operations.

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

Our contract revenue recognition policy requires our management to exercise judgment in estimating the outcome of our contracts and measuring the percentage of completion and actual costs incurred in respect of our projects, which affects the amount and timing of recognition of revenues and cost of sales, provisions for estimated losses, charges against current earnings, trade account receivables and advances. For example, due to factors causing variation in costs for 2017, the estimated total contract costs were changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for 2017 and future periods are as follows:

Amount
(In millions of Won)
Changes in estimated total contract costs	￦ 164,812
Changes in profit before income taxes of construction contracts:
Current period	(69,656)
Future periods	(6,041)

The effect on current and future profit is estimated based on circumstances that have occurred from the commencement date of the contract to the end of 2017. The estimation is evaluated for total contract costs and expected total contract revenue as of the end of the period. Such estimate may change in future periods.

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

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 124 billion, or 6.7% in total. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 124 billion, or 6.7% in total.

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3 of Notes to Consolidated Financial Statements.

IFRS No. 9 “Financial Instruments”

IFRS No. 9 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or non-financial items. It replaces existing guidance in IAS No. 39 “Financial Instruments: Recognition and Measurement.” We will apply IFRS No. 9 “Financial Instruments” for the year beginning on January 1, 2018.

The standard will generally be applied retrospectively with some exemptions allowing an entity not to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. We will apply such exemptions. We will recognize the accumulated effect resulting from initial application of IFRS No. 9 as reserves, retained earnings and non-controlling interests of the company at the date of initial application.

IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No. 15 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaces existing revenue recognition guidance, including IAS No. 18 “Revenue,” IAS No. 11 “Construction Contracts,” SIC No. 31 “Revenue-Barter transactions involving advertising services,” IFRIC No. 13 “Customer Loyalty Programs,” IFRIC No. 15 “Agreements for the construction of real estate,” and IFRIC No. 18 “Transfers of assets from customers.” We will apply IFRS No. 15 “Revenue from Contracts with Customers” for the year beginning on January 1, 2018.

We intend to apply the modified retrospective approach by recognizing the cumulative impact of applying the revenue standard as of January 1, 2018, the date of initial application. We also decided to apply the practical expedients as allowed by IFRS No. 15 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, we will not restate the financial statements for comparative periods.

Existing IFRS standards and interpretations including IAS No. 18 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue. However, under the new standard of IFRS No. 15, the five-step approach (step 1: identify the contract(s) with a customer; step 2: identify the performance obligations in the contract; step 3: determine the transaction price; step 4: allocate the transaction price to the performance obligations under the contract; step 5: recognize revenue when the entity satisfies a performance obligation) is applied for all types of contracts or agreements.

IFRS No. 16 “Leases”

IFRS No. 16 “Leases” will replace IAS No. 17 “Leases” and IFRIC No. 4 “Determining whether an Arrangement contains a Lease.” It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for companies that have adopted IFRS No. 15.

As a lessee, we plan to adopt IFRS No. 16 using one of the two following methods: (a) retrospectively to each prior reporting period presented in accordance with IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts (i.e. completed contracts as of the beginning of the earliest prior period presented are not restated); or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

We have not yet initiated the preparation for the application of IFRS No. 16 and have not performed an assessment of the impact resulting from the application of IFRS No. 16. We will complete the analysis of financial impacts arising from applying this standard in 2018.

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

K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2015, 2016 and 2017 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2015		2016		2017
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,486,380	￦	2,282,496	￦	4,196,121
Additions:
Impairment losses on assets held for sale		133,547		24,890		—
Loss on disposal of assets held for sale		190,357		254		608
Loss on disposal of investments in subsidiaries, associates and joint ventures		18,996		22,499		19,985
Loss on disposal of property, plant and equipment		101,732		86,622		151,343
Impairment losses on property, plant and equipment		136,269		196,882		117,231
Impairment losses on goodwill and intangible assets		161,412		127,875		167,995
Other bad debt expenses		158,071		50,225		100,920
Loss on valuation of firm commitment		—		—		43,164
Idle tangible assets expenses		12,773		6,437		10,490
Increase to provisions		18,396		53,058		33,964
Donations		62,957		43,810		51,424
Others		447,788		143,168		95,172

		1,442,298		755,720		792,296
Deductions:
Gain on disposal of assets held for sale		(227,956)		(23,112)		(1,180)
Gain on disposal of investments in subsidiaries, associates and joint ventures		(88,718)		(23,305)		(81,794)
Gain on disposal of property, plant and equipment		(22,730)		(23,826)		(32,145)
Gain on disposal of intangible assets		(1,432)		(671)		(23,391)
Recovery of allowance for other doubtful accounts		(10,452)		(12,658)		(2,743)
Gain on valuation of firm commitment		—		—		(56,301)
Rental revenues		(1,019)		(1,771)		(1,498)
Gain on insurance proceeds		(14,976)		(22,400)		(5,878)
Others		(181,765)		(107,393)		(246,294)

		(549,048)		(215,136)		(451,224)

Revenue recognition related to development and sale of real estate		(329,923)		143,742		468,233
Cost of sales recognition related to development and sale of real estate		360,336		(122,497)		(383,592)

Operating profit under K-IFRS	￦	2,410,043	￦	2,844,325	￦	4,621,834

Net income (loss) under IFRS as issued by the IASB	￦	(116,215)	￦	1,032,065	￦	2,909,311
Adjustments related to development and sale of real estate:
Revenue		(329,923)		143,742		468,233
Cost of sales		360,336		(122,497)		(383,592)
Income tax		(10,379)		(5,141)		(20,483)

Net income (loss) under K-IFRS	￦	(96,181)	￦	1,048,169	￦	2,973,469

Operating Results — 2016 Compared to 2017

The following table presents our income statement information and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount	%
	(In billions of Won)
Revenue	￦	52,940	￦	60,187	￦ 7,247	13.7%
Cost of sales		46,271		51,916	5,645	12.2

Gross profit		6,668		8,271	1,603	24.0
Administrative expenses		2,292		2,177	(115)	(5.0)
Selling expenses		1,554		1,557	3	0.2
Other operating income		215		451	236	109.7
Other operating expenses		756		792	36	4.8

Operating profit		2,282		4,196	1,914	83.8
Share of gain (loss) of equity-accounted investees		(89)		11	100	N.A. (1)
Finance income		2,232		2,373	141	6.3
Finance costs		3,014		2,484	(530)	(17.6)

Profit before income tax		1,412		4,096	2,683	190.1
Income tax expense		380		1,186	806	212.4

Profit (loss)		1,032		2,909	1,877	181.9
Profit for the period attributable to owners of the controlling company		1,355		2,756	1,401	103.4
Loss for the period attributable to non-controlling interests		(323)		153	476	N.A. (1)

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	26,844	￦	30,230	￦	3,386	12.6%
Internal revenue		16,062		17,381		1,319	8.2

Total revenue from Steel Segment		42,906		47,611		4,705	11.0

Trading Segment:
External revenue		16,774		20,802		4,028	24.0
Internal revenue		9,646		14,076		4,430	45.9

Total revenue from Trading Segment		26,420		34,878		8,458	32.0

Construction Segment:
External revenue		6,768		6,887		119	1.7
Internal revenue		714		399		(315)	(44.1)

Total revenue from Construction Segment		7,482		7,286		(196)	(2.6)

Others Segment:
External revenue		2,697		2,736		39	1.4
Internal revenue		2,380		2,549		169	7.1

Total revenue from Others Segment		5,077		5,285		208	4.1

Total revenue prior to consolidation adjustments and basis difference		81,885		95,060		13,175	16.1

Consolidation adjustments		(28,802)		(34,405)		(5,603)	19.5
Basis difference (1)		(144)		(468)		(324)	225.7

Revenue	￦	52,940	￦	60,187		7,247	13.7%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Our revenue increased by 13.7%, or Won 7,247 billion, from Won 52,940 billion in 2016 to Won 60,187 billion in 2017 due to increases in external revenues from each of our four segments. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 12.6%, or Won 3,386 billion, from Won 26,844 billion in 2016 to Won 30,230 billion in 2017 due to an increase in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers, which was offset in part by a decrease in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories). The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers increased by 21.3% from Won 745,476 per ton in 2016 to Won 903,897 per ton in 2017, while the overall sales volume of the principal steel products produced by us and directly sold to external customers decreased by 8.6% from 32.9 million tons in 2016 to 30.0 million tons in 2017. Such factors were principally attributable to the following:

•

The unit sales prices in Won of each of our major product categories increased from 2016 to 2017. Hot rolled products, wire rods, cold rolled products, stainless steel products, silicon steel sheets and plates produced by us and directly sold to external customers increased by 29.2%, 26.2%, 25.7%, 15.0%, 9.7% and 8.4%, respectively, from 2016 to 2017. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of each of our major product categories, other than plates, decreased from 2016 to 2017, primarily due to the recognition of the sales volume of POSCO P&S, our former sales subsidiary that primarily engaged in sales of steel products produced by us, under the Trading Segment commencing March 2017 following its merger into POSCO Daewoo and, to a lesser extent, a reduction in our production due to facility revamping and rationalization of certain production facilities of Pohang Works and Gwangyang Works. The sales volume of silicon steel sheets, wire rods, cold rolled products, hot rolled products and stainless steel products produced by us and directly sold to external customers decreased by 15.1%, 14.7%, 11.3%, 9.8% and 5.1%, respectively, from 2016 to 2017. On the other hand, the sales volume of plates increased by 3.1% from 2016 to 2017. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, increased by 11.0%, or Won 4,705 billion, from Won 42,906 billion in 2016 to Won 47,611 billion in 2017 as internal revenue from inter-company transactions increased by 8.2%, or Won 1,319 billion, from Won 16,062 billion in 2016 to Won 17,381 billion in 2017. Such increase primarily reflected, in addition to factors discussed above, an increase in the average unit sales price of the steel products sold to POSCO Daewoo.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 24.0%, or Won 4,028 billion, from Won 16,774 billion in 2016 to Won 20,802 billion in 2017 primarily due to the recognition of the sales of POSCO P&S under the Trading Segment commencing from March 2017 following its merger into POSCO Daewoo, as well as an increase in third-country trades by POSCO Daewoo and our other trading subsidiaries from 2016 to 2017, reflecting an increase in sales of slabs produced by CSP (Compania Siderurgica do Pecem) and PT. Krakatau POSCO as well as an increase in trading of petrochemical products.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, increased by 32.0%, or Won 8,458 billion, from Won 26,420 billion in 2016 to Won 34,878 billion in 2017 as internal revenue from inter-company transactions increased by 45.9%, or Won 4,430 billion, from Won 9,646 billion in 2016 to Won 14,076 billion in 2017 primarily due to an increase in our steel sales activities through trading subsidiaries.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 1.7%, or Won 119 billion, from Won 6,768 billion in 2016 to Won 6,887 billion in 2017 primarily due to a general increase in POSCO E&C’s construction activities reflecting favorable market conditions in the domestic construction industry as well as an increase in demand for EPC projects in Korea and abroad.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, decreased by 2.6%, or Won 196 billion, from Won 7,482 billion in 2016 to Won 7,286 billion in 2017 as internal revenue from inter-company transactions decreased by 44.1%, or Won 315 billion, from Won 714 billion in 2016 to Won 399 billion in 2017. Such decrease in internal revenue reflected a decrease in the amount of construction activities for member companies of the POSCO Group in 2017 compared to 2016.

Others Segment. The Others Segment primarily includes power generation, coal chemistry and carbon materials production and information technology service. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 1.4%, or Won 39 billion, from Won 2,697 billion in 2016 to Won 2,736 billion in 2017 primarily due to an increase in the unit price and sales volume of coal chemistry products of POSCO Chemtech Co., Ltd.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 4.1%, or Won 208 billion, from Won 5,077 billion in 2016 to Won 5,285 billion in 2017 as internal revenue from inter-company transactions increased by 7.1% or Won 169 billion, from Won 2,380 billion in 2016 to Won 2,549 billion in 2017. Such increase primarily reflected an increase in inter-company sales related to replacement of control systems at Pohang Works by POSCO ICT Co., Ltd.

Cost of Sales

Our cost of sales increased by 12.2%, or Won 5,644 billion, from Won 46,271 billion in 2016 to Won 51,916 billion in 2017. The increase in cost of sales was primarily due to increases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, which were partially offset by a decrease in our sales volume of steel products.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Steel Segment	￦	37,437	￦	41,479	￦	4,042	10.8%
Trading Segment		25,090		33,388		8,298	33.1
Construction Segment		7,564		6,598		(966)	(12.8)
Others Segment		4,507		4,636		129	2.9
Consolidation adjustments		(28,204)		(33,802)		(5,598)	19.8
Basis difference (1)		(123)		(383)		(261)	211.4

Cost of sales	￦	46,271	￦	51,916	￦	5,644	12.2%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation adjustments, increased by 10.8%, or Won 4,042 billion, from Won 37,437 billion in 2016 to Won 41,479 billion in 2017 primarily due to increases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, the impact of which was partially offset by a decrease in our sales volume of the principal steel products produced by us and sold to external and internal customers.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, increased by 33.1%, or Won 8,298 billion, from Won 25,090 billion in 2016 to Won 33,388 billion in 2017 primarily due to the recognition of the cost of sales of POSCO P&S under the Trading Segment commencing March 2017 following its merger into POSCO Daewoo as well as an increase in cost of export and import products sold.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, decreased by 12.8%, or Won 966 billion, from Won 7,564 billion in 2016 to Won 6,598 billion in 2017, reflecting the recognition of additional costs related to certain EPC projects abroad in 2016 compared to no such costs in 2017.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, increased by 2.9%, or Won 129 billion, from Won 4,507 billion in 2016 to Won 4,636 billion in 2017 primarily due to increases in the average price in Won terms of key raw materials used by POSCO Chemtech Co., Ltd. to produce coal chemistry products.

Gross Profit

Our gross profit increased by 24.0%, or Won 1,603 billion, from Won 6,668 billion in 2016 to Won 8,271 billion in 2017 primarily due to increases in gross profit of each of our four segments. Our gross margin increased from 12.6% in 2016 to 13.7% in 2017.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Steel Segment	￦	5,469	￦	6,132	￦	663	12.1%
Trading Segment		1,330		1,490		160	12.0
Construction Segment		(82)		688		770	N.A. (2)
Others Segment		570		649		79	13.9
Consolidation adjustments		(598)		(603)		(5)	0.9
Basis difference (1)		(21)		(85)		(64)	298.4

Gross profit	￦	6,668	￦	8,271	￦	1,603	24.0%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The gross profit of our Steel Segment, prior to consolidation adjustments, increased by 12.1%, or Won 663 billion, from Won 5,469 billion in 2016 to Won 6,132 billion in 2017 primarily due to an increase in the average unit sales price per ton of the principal steel products produced by us and sold to external and internal customers, which were partially offset by an increase in the average price in Won terms of coal and other key raw materials that were used to manufacture our finished steel products sold as well as a decrease in the overall sales volume of our principal steel products, as discussed above. The gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation adjustments, increased from 12.7% in 2016 to 12.9% in 2017, as we focused our production and marketing efforts on selling higher margin, higher value added premium products in 2017.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation adjustments, increased by 12.0%, or Won 160 billion, from Won 1,330 billion in 2016 to Won 1,490 billion in 2017, primarily due to the recognition of the cost of sales of POSCO P&S under the Trading Segment commencing March 2017 following its merger into POSCO Daewoo as well as an increase in gross profit of the Myanmar gas fields, which were partially offset by a decrease in trading margins resulting from weaker demand and falling prices for export and import products. The gross margin of our Trading Segment, prior to consolidation adjustments, decreased from 5.0% in 2016 to 4.3% in 2017.

Construction Segment. Our Construction Segment recorded gross loss of Won 82 billion in 2016 compared to gross profit of Won 688 billion in 2017, and the gross margin, prior to consolidation adjustments, improved from (1.1)% in 2016 to 9.4% in 2017, primarily due to our engagement in higher-margin construction activities in 2017 reflecting more favorable market conditions in the domestic residential construction industry as well as an increase in demand for EPC projects in Korea and abroad. In comparison, we recognized losses incurred in connection with overseas construction projects in 2016, in particular a loss of Won 157 billion related to delay in construction of the CSP-Companhia Siderurgia do Pecem steel plant complex in Brazil, as well as a decrease in the amount of relatively high-margin construction projects for member companies of the POSCO Group.

Others Segment. The gross profit of our Others Segment, prior to consolidation adjustments, increased by 13.9%, or Won 79 billion, from Won 570 billion in 2016 to Won 649 billion in 2017 primarily due to an increase in gross profits of POSCO Chemtech Co., Ltd. and POSCO Energy Corporation. The gross margin of our Others Segment increased from 11.2% in 2016 to 12.3% in 2017.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Freight and custody expenses	￦	1,342	￦	1,337	￦	(5)	(0.4)%
Sales commissions		94		116		22	22.8
Sales promotion		11		12		1	16.3
Sales insurance premium		31		37		6	16.5
Contract cost		49		23		(26)	(53.4)
Others		26		32		6	25.6

Total selling expenses	￦	1,554	￦	1,557		3	0.2

Wages and salaries	￦	770	￦	775	￦	5	0.7%
Expenses related to post-employment benefits		201		79		(122)	(60.9)
Other employee benefits		177		160		(17)	(9.5)
Depreciation		103		97		(6)	(6.0)
Amortization		140		146		6	4.8
Taxes and public dues		79		73		(6)	(7.7)
Rental		82		70		(12)	(14.7)
Advertising		86		120		34	39.0
Research and development		121		126		5	4.3
Service fees		201		193		(8)	(3.8)
Bad debt expenses		165		174		9	5.2
Others		167		164		(3)	(1.7)

Total administrative expenses	￦	2,292	￦	2,177		(115)	(5.0)

Total selling and administrative expenses	￦	3,845	￦	3,734		(111)	(2.9)

Our selling and administrative expenses decreased by 2.9%, or Won 111 billion, from Won 3,845 billion in 2016 to Won 3,734 billion in 2017 primarily due to decreases in expenses related to post-employment benefits, contract cost, other employment benefits and rental expenses, which were partially offset by increases in advertising expenses and sales commissions. Such factors were principally attributable to the following:

•

Our expenses related to post-employment benefits decreased by 60.9%, or Won 122 billion, from Won 201 billion in 2016 to Won 79 billion in 2017 primarily due to expenses related to the early retirement programs of POSCO E&C and POSCO Engineering Co., Ltd. in 2016 compared to no such programs in 2017.

•	Our contract cost decreased by 53.4%, or Won 26 billion, from Won 49 billion in 2016 to Won 23 billion in 2017 primarily due to a decrease in cost related to unsuccessful project bids.

•	Our other employment benefits decreased by 9.5%, or Won 17 billion, from Won 177 billion in 2016 to Won 160 billion in 2017 primarily due to a decrease in employee incentive bonuses in 2017.

•

Our rental expenses decreased by 14.7%, or Won 12 billion, from Won 82 billion in 2016 to Won 70 billion in 2017 primarily due to decreases in costs related to vehicle leases and leases related to information technology infrastructure.

•

Our advertising expenses increased by 39.0%, or Won 34 billion, from Won 86 billion in 2016 to Won 120 billion in 2017 primarily due to an increase in our general advertising activities related to our sponsorship of the 2018 PyeongChang Olympic Games.

•

Our sales commissions increased by 22.8%, or Won 22 billion, from Won 94 billion in 2016 to Won 116 billion in 2017 primarily reflecting a general increase in commissions related to increased sales revenue.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	23	￦	1	￦	(22)	(94.9)%
Gain on disposal of investments in subsidiaries, associates and joint ventures		23		82		59	251.0
Gain on disposal of property, plant and equipment		24		32		8	34.9
Gain on disposal of intangible assets		1		23		22	3,386.0
Recovery of allowance for other doubtful accounts		13		3		(10)	(78.3)
Gain on valuation of firm commitment		—		56		56	N.A. (1)
Gain on insurance proceeds		22		6		(16)	(73.8)
Others		109		248		138	127.0

Total other operating income	￦	215	￦	451		236	109.7

(1)	N.A. means not applicable.

Our other operating income increased by 109.7%, or Won 236 billion, from Won 215 billion in 2016 to Won 451 billion in 2017 primarily due to our recognition of a tax refund of Won 133 billion in 2017 as well as increases in gain on disposal of investments in subsidiaries, associates and joint ventures and gain on valuation of firm commitment, which were partially offset by a decrease in gain on disposal of assets held for sale. Such factors were principally attributable to the following:

•	In 2017, we recognized a tax refund of Won 133 billion, which we categorized in “others,” related to a successful appeal of a tax audit, compared to no such refund in 2016.

•

Our gain on disposal of investments in subsidiaries, associates and joint ventures increased by 251.0%, or Won 59 billion, from Won 23 billion in 2016 to Won 82 billion in 2017 primarily due to an increase in disposition of our interests in some of our subsidiaries and associates as part of our reorganization efforts.

•

We recognized gain on valuation of firm commitment of Won 56 billion in 2017 compared to no such gain in 2016, reflecting our decision to adopt hedge accounting starting in 2017, pursuant to which gain on valuation of firm commitment contracts is recognized.

•	Our gain on disposal of assets held for sale decreased by 94.9%, or Won 22 billion, from Won 23 billion in 2016 to Won 1 billion in 2017. We recognized a gain of Won 23 billion on disposal of assets held for sale in 2016 primarily from the disposal of our 80.0% interest in POSCO LED Co., Ltd., compared to no gain of such magnitude from our disposal of assets held for sale in 2017.

The following table presents a breakdown of our other operating expenses and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount	%
	(In billions of Won)
Impairment losses on assets held for sale	￦	25	￦	—	(25)	(100.0)%
Loss on disposal of investments in subsidiaries, associates and joint ventures		22		20	2	(11.2)
Loss on disposal of property, plant and equipment		87		151	64	74.7
Impairment losses on property, plant and equipment		197		117	(80)	(40.5)
Impairment losses on goodwill and intangible assets		128		168	40	31.4
Other bad debt expenses		50		101	51	100.9
Loss on valuation of firm commitment		—		43	43	N.A. (1)
Idle tangible assets expenses		6		10	4	63.0
Increase to provisions		53		34	(19)	(36.0)
Donations		44		51	7	17.4
Others		144		97	(48)	(33.2)

Total other operating expenses	￦	756	￦	792	36	4.8

(1)	N.A. means not applicable.

Our other operating expenses increased by 4.8%, or Won 36 billion, from Won 756 billion in 2016 to Won 792 billion in 2017, primarily due to increases in our loss on disposal of property, plant and equipment, other bad debt expenses, loss on valuation of firm commitment and impairment losses on goodwill and intangible assets, which were partially offset by a decrease in impairment losses on property, plant and equipment and impairment losses on assets held for sale. Such factors were principally attributable to the following:

•

Our loss on disposal of property, plant and equipment increased by 74.7%, or Won 64 billion, from Won 87 billion in 2016 to Won 151 billion in 2017 primarily due to our blast furnace upgrading project at Pohang Works.

•

Our other bad debt expenses increased by 100.9%, or Won 51 billion, from Won 50 billion in 2016 to Won 101 billion in 2017. In 2016, our other bad debt expenses related primarily to financing of the Dongtan Metapolis project of POSCO E&C. In 2017, our bad debt expenses related primarily to joint venture projects of POSCO E&C.

•

We recognized loss on valuation of firm commitment of Won 43 billion in 2017 compared to no such loss in 2016, reflecting our decision to adopt hedge accounting starting in 2017, pursuant to which loss on valuation of firm commitment contracts is recognized.

•

Our impairment losses on goodwill and intangible assets increased by 31.4%, or Won 40 billion, from Won 128 billion in 2016 to Won 168 billion in 2017. In 2016, our impairment losses on goodwill and intangible assets related primarily to impairment losses on goodwill of Won 83 billion relating to POSCO Engineering Co., Ltd. In addition, we recognized full impairment losses of Won 12 billion relating to SANTOS CMI S.A. In 2017, our impairment losses on goodwill and intangible assets related primarily to losses of POSCO Engineering, which merged into POSCO E&C.

•

Our impairment losses on property, plant and equipment decreased by 40.5%, or Won 80 billion, from Won 197 billion in 2016 to Won 117 billion in 2017. In 2016, we recognized impairment losses on property, plant and equipment of Won 62 billion related to continuing operating loss of the fuel cell business of POSCO Energy. In addition, we recorded Won 58 billion of impairment losses in 2016 related to disposal plans of certain assets. In 2017, our impairment losses on property, plant and equipment related primarily to SkyCube operated by Suncheon Eco Trans Co., Ltd. as well as disposal plans regarding certain assets.

•

We recognized impairment losses on assets held for sale of Won 25 billion in 2016 related primarily to a decrease in value of a building in Songdo, compared to no impairment losses on assets held for sale in 2017.

Operating Profit

Due to the factors described above, our operating profit increased by 83.8%, or Won 1,914 billion, from Won 2,282 billion in 2016 to Won 4,196 billion in 2017. Our operating margin increased from 4.3% in 2016 to 7.0% in 2017.

Share of Profit (Loss) of Equity-Accounted Investees

We recorded a net loss for our proportionate share of equity-accounted investees of Won 89 billion in 2016 compared to a net gain for our proportionate share of equity-accounted investees of Won 11 billion in 2017. In 2016, we recognized a net loss for our proportionate share of equity-accounted investees of Won 89 billion primarily due to our share of losses of POSCO Plantec Co., Ltd. (Won 172 billion) and DMSA/AMSA (Won 60 billion), which were partially offset by our share of profits of CSP-Compania Siderurgica do Pecem (Won 117 billion) and South-East Asia Gas Pipeline Company Ltd. (Won 47 billion). In 2017, we recognized a net gain for our proportionate share of equity-accounted investees of Won 11 billion primarily due to our share of gains of KOBRASCO (Won 56 billion), Roy Hill Holdings Pty Ltd. (Won 46 billion), South-East Asia Gas Pipeline Company Ltd. (Won 43 billion) and POSCO Mitsubishi Carbon Technology Ltd. (Won 28 billion), which were partially offset by our share of loss of CSP-Compania Siderurgica do Pecem (Won 148 billion). See Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Interest income	￦	182	￦	212	￦	30	16.4%
Dividend income		41		93		52	126.7
Gain on foreign currency transactions		1,033		786		(247)	(23.9)
Gain on foreign currency translations		378		564		186	49.3
Gain on derivatives transactions		317		211		(106)	(33.4)
Gain on valuation of derivatives		147		65		(82)	(56.0)
Gain on disposals of available-for-sale financial assets		131		426		295	225.4
Others		4		16		13	337.6

Total finance income	￦	2,232	￦	2,373		141	6.3

Interest expenses	￦	659	￦	653		(6)	(0.9)%
Loss on foreign currency transactions		1,147		757		(391)	(34.0)
Loss on foreign currency translations		405		423		17	4.3
Loss on derivatives transactions		338		236		(102)	(30.2)
Loss on valuation of derivatives		163		226		64	39.2
Impairment losses on available-for-sale financial assets		248		123		(125)	(50.4)
Others		53		66		12	22.7

Total finance costs	￦	3,014	￦	2,484		(530)	(17.6)

We recognized a net loss on foreign currency translations of Won 28 billion in 2016 compared to a net gain on foreign currency translations of Won 141 billion in 2017, and we recorded a net loss on foreign currency transactions of Won 115 billion in 2016 compared to a net gain on foreign currency transactions of Won 29 billion in 2017, as the Won depreciated against the Dollar in 2016 but appreciated in 2017. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from Won 1,172.0 to US$1.00 as of December 31, 2015 to Won 1,208.5 to US$1.00 as of December 31, 2016 but appreciated to Won 1,071.4 to US$1.00 as of December 31, 2017. Against such fluctuations, our net loss on valuation of derivatives increased by 939.2%, or Won 146 billion, from Won 16 billion in 2016 to Won 162 billion in 2017, and our net loss on transactions of derivatives increased by 17.2%, or Won 4 billion, from Won 22 billion in 2016 to Won 26 billion in 2017.

Our gain on disposal of available-for-sale financial assets increased by 225.4%, or Won 295 billion, from Won 131 billion in 2016 to Won 426 billion in 2017. In 2016, our gain on disposals of available-for-sale financial assets related primarily to disposals of our interests in Hana Financial Group Inc. and Shinhan Financial Group Co., Ltd. In 2017, our gain on disposal of available-for-sale financial assets related primarily to disposals of our interests in Hyundai Heavy Industries Co., Ltd. and KB Financial Group Inc.

Our impairment losses on available-for-sale financial assets decreased by 50.4%, or Won 125 billion, from Won 248 billion in 2016 to Won 123 billion in 2017. In 2016, our impairment loss related primarily to a significant and prolonged decline in the fair value of shares of Nippon Steel & Sumitomo Metal Corporation below cost. In 2017, our impairment loss related primarily to a significant and prolonged decline in the fair value of shares of Congonhas Minèrios S.A. below cost.

Our dividend income increased by 126.7%, or Won 52 billion, from Won 41 billion in 2016 to Won 93 billion in 2017 primarily due to increases in dividends from Nippon Steel & Sumitomo Metal Corporation and KB Financial Group Inc.

Our interest income increased by 16.4%, or Won 30 billion, from Won 182 billion in 2016 to Won 212 billion in 2017 primarily due to a general increase in interest rates in Korea in 2017.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes increased by 190.1%, or Won 2,683 billion, from Won 1,412 billion in 2016 to Won 4,095 billion in 2017.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair-value adjustments, elimination of inter-segment profits, income tax expense and basis difference, and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Steel Segment	￦	1,511	￦	2,791	￦	1,279	84.7%
Trading Segment		53		113		59	111.6
Construction Segment		(1,404)		25		1,428	N.A.	(1)
Others Segment		(26)		233		259	N.A.	(1)
Goodwill and corporate fair value adjustments		(123)		(84)		39	N.A.	(1)
Elimination of inter-segment profits		1,036		(103)		(1,139)	N.A.	(1)
Income tax expense		385		1,206		822	213.6
Basis difference (2)		(21)		(85)		(63)	298.4

Profit before income taxes	￦	1,412	￦	4,095		2,683	190.1

(1)	N.A. means not applicable.

(2)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Income Tax Expense

Our income tax expense increased by 212.4%, or Won 806 billion, from Won 380 billion in 2016 to Won 1,186 billion in 2017. Our effective tax rate increased from 26.9% in 2016 to 29.0% in 2017 primarily due to the effect of tax rate change of Won 176 billion in 2017 (that resulted in an increase in effective tax rate of 4.3%). In 2017, the Government announced a revision of tax law which includes new highest corporate income tax rate of 25% for taxable income in excess of Won 300 billion from fiscal year 2018 compared to 22% prior to such change. Such impact was offset in part by a decrease in tax related to investments in subsidiaries, associates and joint ventures from Won 77 billion in 2016 to Won 55 billion in 2017 (that resulted in a decrease in effective tax rate of 4.1%). See Note 35 of Notes to Consolidated Financial Statements.

Profit

Due to the factors described above, our profit increased by 181.9%, or Won 1,877 billion, from Won 1,032 billion in 2016 to Won 2,909 billion in 2017.

Operating Results – 2015 Compared to 2016

The following table presents our income statement information and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Revenue	￦	58,522	￦	52,940	￦	(5,582)	(9.5)%
Cost of sales		52,018		46,271		(5,747)	(11.0)

Gross profit		6,504		6,668		164	2.5
Administrative expenses		2,395		2,292		(104)	(4.3)
Selling expenses		1,729		1,554		(175)	(10.1)
Other operating income		549		215		(334)	(60.8)
Other operating expenses		1,442		756		(687)	(47.6)

Operating profit		1,486		2,282		796	53.6
Share of loss of equity-accounted investees		506		89		(417)	(82.5)
Finance income		2,557		2,232		(325)	(12.7)
Finance costs		3,387		3,014		(373)	(11.0)

Profit before income tax		150		1,412		1,261	838.9
Income tax expense		267		380		113	42.4

Profit (loss)		(116)		1,032		1,148	N.A. (1)
Profit for the period attributable to owners of the controlling company		171		1,355		1,183	690.0
Loss for the period attributable to non-controlling interests		(288)		(323)		(35)	12.2

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	28,293	￦	26,844	￦	(1,449)	(5.1)%
Internal revenue		16,544		16,062		(482)	(2.9)

Total revenue from Steel Segment		44,837		42,906		(1,931)	(4.3)

Trading Segment:
External revenue		18,315		16,774		(1,541)	(8.4)
Internal revenue		8,692		9,646		954	11.0

Total revenue from Trading Segment		27,008		26,420		(587)	(2.2)

Construction Segment:
External revenue		8,516		6,768		(1,747)	(20.5)
Internal revenue		1,352		714		(638)	(47.2)

Total revenue from Construction Segment		9,868		7,482		(2,386)	(24.2)

Others Segment:
External revenue		3,068		2,697		(371)	(12.1)
Internal revenue		2,691		2,380		(311)	(11.6)

Total revenue from Others Segment		5,760		5,077		(683)	(11.9)

Total revenue prior to consolidation adjustments and basis difference		87,472		81,885		(5,589)	(6.4)

Consolidation adjustments		(29,279)		(28,802)		478	(1.6)
Basis difference (1)		330		(144)		(474)	N.A. (2)

Revenue	￦	58,522	￦	52,940		(5,582)	(9.5)

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

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

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment	￦	40,381	￦	37,437	￦	(2,944)	(7.3)%
Trading Segment		25,563		25,090		(473)	(1.8)
Construction Segment		9,248		7,564		(1,685)	(18.2)
Others Segment		5,158		4,507		(651)	(12.6)
Consolidation adjustments		(28,692)		(28,204)		488	(1.7)
Basis difference (1)		360		(123)		(483)	N.A. (2)

Cost of sales	￦	52,018	￦	46,271	￦	(5,747)	(11.0)%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

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

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment	￦	4,456	￦	5,469	￦	1,013	22.7%
Trading Segment		1,445		1,330		(115)	(7.9)
Construction Segment		619		(82)		(701)	N.A. (2)
Others Segment		601		570		(32)	(5.3)
Consolidation adjustments		(587)		(598)		(11)	1.9
Basis difference (1)		(30)		(21)		9	(30.0)

Gross profit	￦	6,504	￦	6,668	￦	164	2.5%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

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

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Freight and custody expenses	￦	1,532	￦	1,342	￦	(190)	(12.4)%
Sales commissions		80		94		14	17.7
Sales promotion		22		11		(12)	(52.5)
Sales insurance premium		31		31		1	2.3
Contract cost		38		49		11	28.8
Others		25		26		0	1.7

Total selling expenses	￦	1,729	￦	1,554		(175)	(10.1)

Wages and salaries	￦	811	￦	770	￦	(41)	(5.1)%
Expenses related to post-employment benefits		87		201		114	130.2
Other employee benefits		194		177		(17)	(8.9)
Depreciation and amortization		274		243		(31)	(11.3)
Taxes and public dues		74		79		5	6.2
Rental		120		82		(38)	(31.6)
Advertising		91		86		(5)	(5.0)
Research and development		136		121		(15)	(11.0)
Service fees		219		201		(18)	(8.1)
Bad debt expenses		190		165		(24)	(12.9)
Others		200		167		(33)	(16.5)

Total administrative expenses	￦	2,395	￦	2,292		(104)	(4.3)

Total selling and administrative expenses	￦	4,124	￦	3,845		(279)	(6.8)

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

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	228	￦	23	￦	(205)	(89.9)%
Gain on disposal of investments in subsidiaries, associates and joint ventures		89		23		(65)	(73.7)
Gain on disposal of property, plant and equipment		23		24		1	4.8
Recovery of allowance for other doubtful accounts		10		13		2	21.1
Gain on insurance proceeds		15		22		7	49.6
Others		184		110		(74)	(40.4)

Total other operating income	￦	549	￦	215		(334)	(60.8)

Our other operating income decreased by 60.8%, or Won 334 billion, from Won 549 billion in 2015 to Won 215 billion in 2016 primarily due to decreases in gain on disposal of assets held for sale and gain on disposal of investments in subsidiaries, associates and joint ventures. Our gain on disposal of assets held for sale decreased by 89.9%, or Won 205 billion, from Won 228 billion in 2015 to Won 23 billion in 2016. In 2015, we recognized a gain of Won 228 billion on disposal of assets held for sale primarily from the disposal of our 52.2% interest in SeAH Changwon Integrated Special Steel (formerly POSCO Specialty Steel Co., Ltd.) and our shares in POSFINE Co., Ltd. In 2016, we recognized a gain of Won 23 billion on disposal of assets held for sale primarily from the disposal of our 80.0% interest in POSCO LED Co., Ltd. Our gain on disposal of investments in subsidiaries, associates and joint ventures decreased by 73.7%, or Won 65 billion, from Won 89 billion in 2015 to Won 23 billion in 2016 primarily due to a decrease in disposition of our interests in some of our subsidiaries and associates as part of our reorganization efforts.

The following table presents a breakdown of our other operating expenses and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount	%
	(In billions of Won)
Impairment losses on assets held for sale	￦	134	￦	25	(109)	(81.4)%
Loss on disposal of assets held for sale		190		0	(190)	(99.9)
Loss on disposal of investments in subsidiaries, associates and joint ventures		19		22	4	18.4
Loss on disposal of property, plant and equipment		102		87	(15)	(14.9)
Impairment losses on property, plant and equipment		136		197	61	44.5
Impairment losses on goodwill and intangible assets		161		128	(34)	(20.8)
Other bad debt expenses		158		50	(108)	(68.2)
Idle tangible assets expenses		13		6	(6)	(49.6)
Impairment losses on other non-current assets		12		10	(2)	(19.3)
Increase to provisions		18		53	35	188.4
Donations		63		44	(19)	(30.4)
Others (1)		436		133	(302)	(69.4)

Total other operating expenses	￦	1,442	￦	756	(687)	(47.6)

(1)	Includes lawsuit settlement expenses of Won 299 billion in 2015.

Our other operating expenses decreased by 47.6%, or Won 687 billion, from Won 1,442 billion in 2015 to Won 756 billion in 2016, primarily due to our recognition of lawsuit settlement expenses related to the litigation with Nippon Steel & Sumitomo Metal Corporation in 2015 as well as decreases in our loss on disposal of assets held for sale, impairment losses on assets held for sale, other bad debt expenses and impairment losses on goodwill and intangible assets, which were partially offset by an increase in impairment losses on property, plant and equipment. Such factors were principally attributable to the following:

•	We recognized lawsuit settlement expenses of Won 299 billion in 2015 related to the litigation with Nippon Steel & Sumitomo Metal Corporation, compared to no such expenses in 2016.

•

Our loss on disposal of assets held for sale decreased by 99.9%, or Won 190 billion, from Won 190 billion in 2015 to Won 0.3 billion in 2016 primarily due to the loss related to disposal of our investment in Nacional Minerios S.A. in 2015.

•

Our impairment losses on assets held for sale decreased by 81.4%, or Won 109 billion, from Won 134 billion in 2015 to Won 25 billion in 2016. In 2015, our impairment losses related primarily to classification of our investment in Nacional Minerios S.A. as assets held for sale and impairment losses from the fair value of such investment less cost to sell being below the carrying amount. In 2016, our impairment losses related primarily to a decrease in value of a building in Songdo.

•

Our other bad debt expenses decreased by 68.2%, or Won 108 billion, from Won 158 billion in 2015 to Won 50 billion in 2016. In 2015, our other bad debt expenses primarily related to POSCO Plantec’s receivables in Iran and POSCO Daewoo’s receivables in Kazakhstan. In 2016, our other bad debt expenses related primarily to financing of the Dongtan Metapolis project of POSCO E&C.

•

Our impairment losses on goodwill and intangible assets decreased by 20.8%, or Won 34 billion, from Won 161 billion in 2015 to Won 128 billion in 2016. In 2015, we recognized impairment losses on goodwill relating to EPC Equities LLP of Won 46 billion, POSCO Plantec Co., Ltd. of Won 38 billion and POSCO Thainox Public Company Limited of Won 16 billion. In 2016, our impairment losses on goodwill and intangible assets related primarily to impairment losses on goodwill of Won 83 billion relating to POSCO Engineering Co., Ltd. In addition, we recognized full impairment losses of Won 12 billion relating to SANTOS CMI S.A.

•

Our impairment losses on property, plant and equipment increased by 44.5%, or Won 61 billion, from Won 136 billion in 2015 to Won 197 billion in 2016 primarily due to Won 62 billion of impairment losses in 2016 related to continuing operating loss of the fuel cell business of POSCO Energy. In addition, we recorded Won 58 billion of impairment losses in 2016 related to disposal plans of certain assets.

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

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Interest income	￦	210	￦	182	￦	(28)	(13.2)%
Dividend income		184		41		(143)	(77.7)
Gain on foreign currency transactions		1,025		1,033		7	0.7
Gain on foreign currency translations		466		378		(88)	(19.0)
Gain on derivatives transactions		366		317		(50)	(13.6)
Gain on valuation of derivatives		155		147		(8)	(5.3)
Gain on disposals of available-for-sale financial assets		139		131		(8)	(6.0)
Others		11		4		(7)	(65.4)

Total finance income	￦	2,557	￦	2,232		(325)	(12.7)

Interest expenses	￦	789	￦	659		(130)	(16.5)%
Loss on foreign currency transactions		1,157		1,147		(10)	(0.9)
Loss on foreign currency translations		717		405		(311)	(43.4)
Loss on derivatives transactions		343		338		(5)	(1.4)
Loss on valuation of derivatives		72		163		91	125.5
Impairment loss on available-for-sale financial assets		143		248		106	74.0
Others		166		53		(113)	(67.8)

Total finance costs	￦	3,387	￦	3,014		(373)	(11.0)

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

Profit before Income Taxes

Due to the factors described above, our profit before income taxes increased by 838.9%, or Won 1,261 billion, from Won 150 billion in 2015 to Won 1,412 billion in 2016.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair-value adjustments, elimination of inter-segment profits, income tax expense and basis difference, and changes therein for 2015 and 2016.

					Changes
	For the Year Ended December 31,				2015 versus 2016
	2015		2016		Amount		%
	(In billions of Won)
Steel Segment	￦	181	￦	1,511	￦	1,330	732.7%
Trading Segment		39		53		14	37.1
Construction Segment		(276)		(1,404)		(1,128)	409.2
Others Segment		(66)		(26)		40	(60.5)
Goodwill and corporate fair value adjustments		(95)		(123)		(28)	29.4
Elimination of inter-segment profits		120		1,036		916	764.6
Income tax expense		277		385		108	38.9
Basis difference (1)		(30)		(21)		9	(30.1)

Profit before income taxes	￦	150	￦	1,412	￦	1,261	838.9%

(1)	Basis difference is related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Income Tax Expense

Our income tax expense increased by 42.4%, or Won 113 billion, from Won 267 billion in 2015 to Won 380 billion in 2016. Our effective tax rate decreased from 177.3% in 2015 to 26.9% in 2016 primarily due to the following:

•

a decrease in tax related to investments in subsidiaries, associates and joint ventures from Won 440 billion in 2015 to Won 77 billion in 2016 (that resulted in a decrease in effective tax rate of 286.9%). In 2015, some of our consolidated subsidiaries incurred losses, which caused Won 212 billion of decrease in unrecognized deferred tax assets for subsidiaries and associates during such year;

•

a decrease in tax credits from Won 152 billion in 2015 to Won 30 billion in 2016 (that resulted in an increase in effective tax rate of 99.1%). In 2015, there was a large amount of tax credit primarily due to claim for rectification; and

•

a decrease in over provision from prior years from Won 47 billion in 2015 to Won 12 billion in 2016 (that resulted in an increase in effective tax rate of 30.5%). In 2015, there was an increase in over provision from prior years related to a favorable ruling in a tax audit appeal.

See Note 35 of Notes to Consolidated Financial Statements.

Profit (Loss)

Due to the factors described above, we recorded loss of Won 116 billion in 2015 compared to profit of Won 1,032  billion in 2016.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	(In billions of Won)
Net cash provided by operating activities	￦	7,602	￦	5,269	￦	5,607
Net cash used in investing activities		(4,535)		(3,755)		(3,818)
Net cash used in financing activities		(2,242)		(3,951)		(1,566)
Effect of exchange rate fluctuations on cash held		23		13		(59)
Cash and cash equivalents at beginning of period		4,022		4,871		2,448
Cash and cash equivalents at end of period		4,871		2,448		2,613
Net increase (decrease) in cash and cash equivalents		849		(2,424)		165

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends.

Net cash used in investing activities was Won 4,535 billion in 2015, Won 3,755 billion in 2016 and Won 3,818 billion in 2017. These amounts included acquisition of property, plant and equipment of Won 2,560 billion in 2015, Won 2,324 billion in 2016 and Won 2,288 billion in 2017. We plan to spend approximately Won 4.2 trillion in capital expenditures in 2018, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term financial instruments of Won 2,443 billion in 2015, Won 1,401 billion in 2016 and Won 1,697 billion in 2017. We also had net disposals of available-for-sale investments of Won 220 billion in 2015, net acquisition of available-for-sale investments of Won 48 billion in 2016 and net disposals of available-for-sale investments of Won 941 billion in 2017.

In our financing activities, we used cash of Won 3,510 billion in 2015, Won 4,275 billion in 2016 and Won 3,136 billion in 2017 for repayments of borrowings. We paid dividends on common stock in the amount of Won 823 billion in 2015, Won 709 billion in 2016 and Won 863 billion in 2017.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38(b) of Notes to Consolidated Financial Statements. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2017.

	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	12,951	￦	3,003	￦	5,386	￦	3,026	￦	1,536
Interest payments on long-term debt (b)		1,378		491		563		226		98
Capital lease obligations		98		18		40		39		1
Operating lease obligations		204		33		41		41		89
Purchase obligations (c)		21,075		9,758		6,425		3,324		1,568
Accrued severance benefits (d)		2,519		109		280		334		1,796

Total	￦	38,225	￦	13,412	￦	12,735	￦	6,990	￦	5,088

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2017, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2017 in calculating the interest payments on long-term debt for the periods indicated.

(c)	Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2017, 116 million tons of iron ore and 18 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2017 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(d)	Represents, as of December 31, 2017, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities increased by 6.4%, or Won 338 billion, from Won 5,269 billion in 2016 to Won 5,607 billion in 2017. Our gross cash flow from our sales activities increased as discussed above. In addition, our cost of sales decreased as a percentage of sales revenue from 87.4% in 2016 to 86.2% in 2017, further enhancing our net cash provided by operating activities. However, our outstanding notes payable and our subsidiaries’ outstanding notes payable decreased in 2017, which in turn negatively impacted our net cash provided by operating activities.

We had net repayments of borrowings, after adjusting for proceeds from borrowings, of Won 1,731 billion in 2015, Won 2,286 billion in 2016 and Won 1,410 billion in 2017. We had net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 846 billion in 2015 and Won 886 billion in 2016 and net proceeds of short-term borrowings, after deducting for repayment of short-term borrowings, of Won 558 billion in 2017. Long-term borrowings, excluding current installments, were Won 12,849 billion as of December 31, 2015, Won 12,510 billion as of December 31, 2016 and Won 9,789 billion as of December 31, 2017. Total short-term borrowings and current installments of long-term borrowings were Won 12,371 billion as of December 31, 2015, Won 10,195 billion as of December 31, 2016 and Won 11,275 billion as of December 31, 2017. Outstanding hybrid bonds were Won 997 billion as of December 31, 2015, 2016 and 2017. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 45.21% as of December 31, 2015, 44.26% as of December 31, 2016 and 38.99% as of December 31, 2017.

We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. From time to time, we also generate cash from the sale of our treasury shares. We believe that we have sufficient working capital for our current requirements and that we have a variety of alternatives available to us to satisfy our liquidity requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings.

Liquidity

We had working capital (current assets minus current liabilities) of Won 9,148 billion as of December 31, 2015, Won 10,711 billion as of December 31, 2016 and Won 12,354 billion as of December 31, 2017. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 4,870 billion as of December 31, 2015, Won 2,448 billion as of December 31, 2016 and Won 2,613 billion as of December 31, 2017. See Notes 5 and 10 of Notes to Consolidated Financial Statements. Our holding of other receivables and other short-term financial assets were Won 5,590 billion as of December 31, 2015, Won 6,765 billion as of December 31, 2016 and Won 8,682 billion as of December 31, 2017. As of December 31, 2017, approximately 18% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 1,574 billion as of December 31, 2017, Won 300 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 2,560 billion in 2015, Won 2,324 billion in 2016 and Won 2,288 billion in 2017. We plan to spend approximately Won 4.2 trillion in capital expenditures in 2018, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. The following table sets out the major items of our capital expenditures as of December 31, 2017:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2017
		(In billions of Won)
Reinforcement of hot rolling mill no. 4 at Gwangyang Works and rationalization of no. 2 FINEX plant at Pohang Works	October 2019	￦	1,470	￦	1,054
Construction of synthetic natural gas plant	December 2018		1,194		34
Rationalization and upgrading of raw materials processing facilities at Pohang Works and Gwangyang Works and expansion of facilities at Gwangyang Works	February 2019		433		40

Additional major capital expenditure projects that we plan to start in 2018 include the following:

Project	Expected Spending in 2018		Expected Spending in 2019		Expected Spending in 2020		Total
			(In billions of Won)
Rationalization and upgrading of facilities at Gwangyang Works and Pohang Works related to periodic maintenance and expansion of production of premium steel products	￦	205	￦	729	￦	813	￦	1,747
Rationalization and upgrading of facilities at Gwangyang Works and Pohang Works related to promotion of environmental efficiencies and diversification of product offerings		92		585		594		1,270

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2017, POSCO Technical Research Laboratories employed 934 personnel, including 502 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

We recorded research and development expenses of Won 356 billion as cost of sales in 2015, Won 324 billion in 2016 and Won 361 billion in 2017, as well as research and development expenses of Won 136 billion as administrative expenses in 2015, Won 121 billion in 2016 and Won 126 billion in 2017.

Our research and development program has filed 42,448 industrial rights applications relating to steel-making technology, 15,722 of which were registered as of December 31, 2017, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2016 and 2017, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our board consists of five directors who are our executive officers (“Inside Directors”) and seven directors who are outside directors (“Outside Directors”). Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications, and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Inside Director (“Director Candidate Recommendation and Management Committee”) after the committee reviews such candidates’ qualifications. Pursuant to the Korean Commercial Act and our articles of incorporation, any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation and Management Committee.

Our board of directors maintains the following five sub-committees:

•	the Director Candidate Recommendation and Management Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Related Party Transactions Committee;

•	the Executive Management Committee; and

•	the Audit Committee.

Our board committees are described in greater detail below under “— Item 6.C. Board Practices.”

Under the Commercial Code and our articles of incorporation, one Chairman should be elected among the Outside Directors and several Representative Directors may be elected among the Inside Directors by our board of directors’ resolution.

Inside Directors

Our current Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	—	4	67	March 2020
Oh, In-Hwan	President and Representative Director	Chief Operating Officer I / Head of Steel Business and Operation	3	59	March 2019
Chang, In-Hwa	President and Representative Director	Chief Operating Officer II / Head of Steel Production Division	1	62	March 2019
Yu, Seong	Senior Executive Vice President	Head of Technology and Investment Division	1	61	March 2019
Chon, Jung-Son	Senior Executive Vice President	Head of Corporate Strategy and Finance Center	0	55	March 2019

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the Financial Investment Services and Capital Markets of Korea (the “FSCMA”).

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Kim, Joo-Hyun	Chairman	President, the Financial News	3	65	March 2021
Lee, Myoung-Woo	Director	President, Dongwon Industries	5	63	March 2019
Bahk, Byong-Won	Director	Former Chairman, Korea Employers Federation	3	65	March 2021
Kim, Shin-Bae	Director	Former Vice Chairman, SK Group	1	63	March 2019
Chung, Moon-Ki	Director	Professor of Accounting, Sungkyunkwan University	1	59	March 2019
Chang, Seung-Wha	Director	Professor of Law, Seoul National University	1	54	March 2020
Kim, Sung-Jin	Director	Former Minister, Ministry of Oceans and Fisheries	0	68	March 2021

The term of office of the Directors elected in March 2018 is up to three (3) years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers:

Name	Position	Responsibility and Division	Age

Kim, Hag-Dong	Senior Executive Vice President	Head of Gwangyang Works	58

Jeong, Tak	Senior Executive Vice President	Head of Steel Business Division	59

Oh, Hyoung-Soo	Senior Executive Vice President	Head of Pohang Works	57

Name	Position	Responsibility and Division	Age

Kim, Jhi-Yong	Senior Executive Vice President	President, PT Krakatau POSCO Co., Ltd.	56

Han, Sung-Hee	Senior Executive Vice President	Head of Management Support Division	57

Hwangbo, Won	Executive Vice President	Head of Human Resources Management Office	54

Lee, Jong-Sub	Executive Vice President	Steel Business Division	61

Lee, Duk-Lak	Executive Vice President	Head of Technology Management Office	57

Kwak, Jeong-Shik	Executive Vice President	Head of External Relations Office	60

Cho, Il-Hyun	Executive Vice President	Head of Investment Planning & Engineering Office	56

Kim, Gyo-Sung	Executive Vice President	Steel Business Division	56

Choi, Joo	Executive Vice President	Head of Technical Research Laboratories	59

Yoo, Byeong-Og	Executive Vice President	Head of Corporate Strategy Office	55

Lee, Sung-Wook	Executive Vice President	Head of Legal Affairs Office	53

Park, Yong-Kyu	Executive Vice President	Steel Production Division	58

Noh, Min-Yong	Executive Vice President	Head of Corporate Audit Office	54

Jung, Kyu-Jin	Executive Vice President	Head of Raw Materials Office II	57

Kim, Dong-Ho	Executive Vice President	CSP-Compania Siderurgica do Pecem	58

Yi, Sang-Ho	Executive Vice President	Steel Production Division	57

Yang, Weon-Jun	Executive Vice President	Head of Human Resources and Innovation Office	52

Bae, Jae-Tak	Executive Vice President	Head of Stainless Steel Marketing Office	53

Lee, Eun-Seok	Executive Vice President	Deputy Head of Works (Stainless Steel Production, Pohang Works)	57

Kim, Sun-Koo	Executive Vice President	Technical Research Laboratories	58

Lee, Si-Woo	Executive Vice President	Head of Steel Production Strategy Office	57

Kim, Gwang-Soo	Executive Vice President	Head of Steel Business Strategy Office	57

Lim, Seung-Kyu	Executive Vice President	Head of Overseas Business Management Office	54

Choo, Se-Don	Executive Vice President	Head of Steel Solution Marketing Office	56

Jung, Duk-Kyoon	Executive Vice President	Head of Information Planning Office	55

Jung, Hae-Seong	Senior Vice President	Head of Raw Materials Office I	54

Yun, Yang-Su	Senior Vice President	Head of Automotive Materials Marketing Office	54

Won, Hyung-Il	Senior Vice President	Legal Affairs Office	49

Kim, Soon-Ki	Senior Vice President	Head of Labor and Outside Services Office	53

Min, Jung-Ki	Senior Vice President	Head of Production Division, PT Krakatau POSCO Co., Ltd.	58

Park, Hyeon	Senior Vice President	Head of New Business Office	51

Lee, Sang-Hyeon	Senior Vice President	Head of Gwangyang Research Lab	57

Yoon, Duk-Il	Senior Vice President	Head of Finance Office	54

Lee, Jeon-Hyeok	Senior Vice President	Head of Domestic Business Management Office	54

Kim, Bok-Tae	Senior Vice President	Head of Global Marketing Coordination Office	56

Chun, Sung-Lae	Senior Vice President	Head of Hot Rolled Steel Marketing Office	54

Lee, Ki-Ho	Senior Vice President	Steel Production Division	59

Kim, Min-Chul	Senior Vice President	Deputy Head of Works (Safety and Maintenance, Gwangyang Works)	55

Kim, Jong-Sang	Senior Vice President	Technical Research Laboratories	57

Chun, Myung-Sik	Senior Vice President	Steel Production Division	58

Kim, Jeoung-Su	Senior Vice President	Deputy Head of Works (Administration, Gwangyang Works)	54

Name	Position	Responsibility and Division	Age

Choi, Hyeon-Soo	Senior Vice President	Head of Europe Office	58

Lee, Pil-Jong	Senior Vice President	Technical Research Laboratories	53

Lee, Sang-Chun	Senior Vice President	Head of Public Relations Office	52

Kim, Dong-Yeong	Senior Vice President	Deputy Head of Works (Safety and Maintenance, Pohang Works)	56

Kim, Ki-Soo	Senior Vice President	Head of Engineering Solution Office	53

Choi, In-Yong	Senior Vice President	Technology and Investment Division	57

Choi, Yong-Jun	Senior Vice President	Deputy Head of Works (Hot and Cold Rolling, Pohang Works)	53

Ahn, Yoon-Gih	Senior Vice President	Head of Energy and Environment Business Office	51

Song, Yong-Sam	Senior Vice President	Head of Electrical and Electronic Materials Marketing Office	55

Lee, Yu-Kyung	Senior Vice President	Head of Plant, Equipment and Materials Procurement Office	50

Lee, Hee-Geun	Senior Vice President	Deputy Head of Works (Iron and Steel Making, Pohang Works)	55

Bae, Chul-Min	Senior Vice President	Head of Pohang Research Lab	57

An, Geun-Sik	Senior Vice President	Steel Business Division	57

Han, Hyung-Chul	Senior Vice President	Deputy Head of Works (Administration, Pohang Works)	54

Kim, Jin-Ho	Senior Vice President	Head of Construction Steel Materials Marketing Office	56

Nam, Jae-Bok	Senior Vice President	Steel Business Division	56

Hong, Sam-Young	Senior Vice President	Deputy Head of Works (Hot and Cold Rolling, Gwangyang Works)	57

Lee, Sang-Ho	Senior Vice President	Steel Production Division	53

Kim, Sang-Gyun	Senior Vice President	Head of Wire Rod Marketing Office	54

Suh, In-Shik	Senior Vice President	Technical Research Laboratories	55

Lee, Baik-Hee	Senior Vice President	Deputy Head of Works (Iron and Steel Making, Gwangyang Works)	53

Lee, Jae-Young	Senior Vice President	Technology and Investment Division	55

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2017, the aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 66 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 15 billion.

The compensation of our directors and executive officers who received total annual compensation exceeding Won 500 million in 2017 were as follows:

Name	Position	Total Compensation in 2017		Long-term Incentive Compensation for Payment Subsequent to 2017
				(In millions of Won)

Kwon, Oh-Joon	Chief Executive Officer and Representative Director	￦	2,473	￦759

Oh, In-Hwan	President and Representative Director	￦	1,461	￦343

Choi, Jeong-Woo	Former President and Representative Director	￦	1,291	￦179

Name	Position	Total Compensation in 2017		Long-term Incentive Compensation for Payment Subsequent to 2017
				(In millions of Won)

Chang, In-Hwa	President and Representative Director	￦	868	—

Yu, Seong	Senior Executive Vice President	￦	862	—

Kim, Jin-Il	Former President and Representative Director	￦	1,453	~~W~~ 627

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

Director Candidate Recommendation and Management Committee

The Director Candidate Recommendation and Management Committee is composed of three Outside Directors, Bahk, Byong-Won, Kim, Joo-Hyun, and Chang, Seung-Wha, and one Inside Director, Chon, Jung-Son. The Director Candidate Recommendation and Management Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. It also reviews operational matters of our board of directors. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation and Management Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Lee, Moung-Woo, Kim, Shin-Bae, Chung, Moon-Ki and Kim, Sung-Jin. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Related Party Transactions Committee

The Finance and Related Party Transactions Committee is composed of three Outside Directors, Lee, Myoung-Woo, Kim, Shin-Bae, Kim, Sung-Jin and one Inside Director, Oh, In-Hwan. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities. It also reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Kwon, Oh-Joon, Oh, In-Hwan, Chang, In-Hwa Yu, Seong and Chon, Jung-Son. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the

Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Bahk, Byong-Won, Chang, Seung-Wha and Chung, Moon-Ki.

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

Item 6.D.	Employees

As of December 31, 2017, we had 32,287 employees, including 15,232 persons employed by our subsidiaries. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 31,768 employees, including 15,184 persons employed by our subsidiaries, as of December 31, 2016, and 37,327 employees, including 17,282 persons employed by our subsidiaries, as of December 31, 2015.

We consider our relations with our work force to be good. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following consultation between the management and employee representatives, who are currently elected outside the framework of the POSCO labor union. A labor union was formed by our employees in June 1988. As of December 31, 2017, 10 of our employees were members of the POSCO labor union.

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

As of December 31, 2017, our employees owned, through our employee stock ownership association, approximately 1.72% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

Common Stock

The persons who are currently our Directors or executive officers held, as a group, 18,593 common shares as of March 31, 2018, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Kwon, Oh-Joon	2,448
Noh, Min-Yong	768
Kim, Hag-Dong	697
Oh, In-Hwan	690
Yu, Seong	666
Park, Yong-Kyu	611
Kim, Sun-Koo	595
Lee, Ki-Ho	574
Chang, In-Hwa	531
Kwak Jeong-Shik	530
Kim, Soon-Ki	528
Choi, Joo	527
Jung, Hae-Seong	450
Jeong, Tak	403
Yoo, Byeong-Og	401
Kim, Jhi-Yong	385
Lee, Yu-Kyung	337
Kim, Gyo-Sung	321
Lee, Pil-Jong	315
Yi, Sang-Ho	312
Lee, Jong-Sub	303
Lee, Eun-Seok	301
Kim, Min-Chul	297
Won, Hyung-Il	288
Kim, Dong-Ho	287
Lee, Duk-Lak	275
Oh, Hyoung-Soo	273
Chon, Jung-Son	262
Cho, Il-Hyun	236
Kim, Gwang-Soo	235
Min, Jung-Ki	226
Park, Hyeon	225
Lee, Sang-Hyeon	220
Lim, Seung-Kyu	220
Choo, Se-Don	217
Bae, Chul-Min	210
Yang, Weon-Jun	204
An, Geun-Sik	190
Kim, Jong-Sang	176

Name	Number of Common Shares
Kim, Jeoung-Su	158
Lee, Si-Woo	156
Kim, Bok-Tae	149
Suh, In-Shik	140
Chun, Sung-Lae	138
Chun, Myung-Sik	128
Bae, Jae-Tak	126
Han, Sung-Hee	124
Yun, Yang-Su	112
Hwangbo, Won	107
Lee, Jeon-Hyeok	89
Kim, Ki-Soo	77
Kim, Sang-Gyun	76
Song, Yong-Sam Lee, Jae-Young	60 36
Choi, Yong-Jun	27
Choi, Hyeon-Soo	25
Choi, In-Yong	25
Lee, Sang-Chun	25
Han, Hyung-Chul	18
Jung, Kyu-Jin	18
Yoon, Duk-Il	16
Lee, Baik-Hee	14
Kim, Dong-Yeong	11
Lee, Sang-Ho	4

Total	18,593

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

		Exercise Period
Director	Grant Date	From	To	Exercise Price	Granted Options	Exercised Options	Exercisable Options
Kwon, Oh-Joon	April 26, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0
Kim, Jin-II	April 25, 2003	4/27/2005	4/26/2010	102,900	9,604	9,604	0

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2017.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	9,660,885	11.08%
Nippon Steel & Sumitomo Metal Corporation (1)	2,894,712	3.32
BlackRock Institutional Trust Company, N.A.	2,483,875	2.85
Government of Singapore Investment Corp. Private Limited	1,934,312	2.22
KB Financial Group Inc. and subsidiaries	1,919,361	2.20
Directors and executive officers as a group	18,593	0.02
Public (2)	61,087,866	70.07
POSCO (held in the form of treasury stock)	7,187,231	8.24

Total issued shares of common stock	87,186,835	100.00%

(1)	Held in the form of ADRs.

(2)	Includes ADRs.

As of December 31, 2017, there were 9,210,073 shares of common stock outstanding in the form of ADRs, representing 10.6% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 of Notes to Consolidated Financial Statements.

As of December 31, 2015, 2016 and 2017, we had no loans outstanding to our executive officers and Directors.

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

In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO Daewoo), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO Daewoo). The total claim amount is Won 77 billion, and POSCO Daewoo recorded provision of Won 20 billion relating to its portion of the guarantee alleged by Industrial Development bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO Daewoo’s provision is classified as a non-current liability as of December 31, 2017.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends starting in the second half of 2016), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2017. Of these shares and as of such date, 79,999,604 shares were outstanding and 7,187,231 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2013	6,000	2,000	8,000
2014	6,000	2,000	8,000
2015	6,000	2,000	8,000
2016	5,750	2,250	8,000
2017	3,500	4,500	8,000

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

Item 9. The Offer and Listing

Item 9.A. Offer and Listing Details

Market Price Information

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the KRX KOSPI Market since June 1988 under the identifying code 005490. The table below shows the high and low trading prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock.

	Price		Average Daily Trading Volume
	High	Low
	(In Won)		(Number of Shares)
2013
First Quarter	371,000	321,500	169,232
Second Quarter	326,000	292,500	182,277
Third Quarter	340,000	292,500	225,474
Fourth Quarter	338,000	307,500	183,055
2014
First Quarter	322,000	272,500	222,494
Second Quarter	317,000	285,500	170,778
Third Quarter	361,000	291,500	201,548
Fourth Quarter	321,500	275,500	191,916
2015
First Quarter	290,500	242,500	211,737
Second Quarter	269,000	214,500	256,415
Third Quarter	229,000	168,500	285,052
Fourth Quarter	193,000	162,000	380,436
2016
First Quarter	222,000	156,000	394,379
Second Quarter	249,000	194,000	403,338
Third Quarter	238,500	200,500	288,876
Fourth Quarter	282,500	226,000	371,851
2017
First Quarter	296,500	244,000	321,295
Second Quarter	287,500	261,500	271,203
Third Quarter	345,000	291,000	233,349
Fourth Quarter	345,000	307,500	243,542
October	344,000	313,000	249,145
November	335,000	307,500	253,629
December	345,000	326,000	227,144
2018
First Quarter	395,000	321,500	241,496
January	395,000	339,000	236,977
February	395,000	352,000	217,743
March	358,000	321,500	266,589
Second Quarter (through April 26)	359,000	313,000	238,002
April (through April 26)	359,000	313,000	238,002

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2017, 36,840,292 ADSs representing 9,210,073 common shares were outstanding, representing 10.6% of total issued shares of common stock.

The table below shows the high and low trading prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Price		Average Daily Trading Volume
	High	Low
	(In US$)		(Number of ADSs)
2013
First Quarter	86.69	72.41	258,130
Second Quarter	74.82	63.23	252,261
Third Quarter	78.75	64.29	186,347
Fourth Quarter	80.40	72.19	177,415
2014
First Quarter	75.88	64.03	298,320
Second Quarter	76.56	69.60	223,292
Third Quarter	86.37	71.97	232,861
Fourth Quarter	75.11	63.61	361,829
2015
First Quarter	66.00	54.66	305,147
Second Quarter	61.95	48.17	279,028
Third Quarter	51.03	34.48	475,594
Fourth Quarter	42.62	33.73	455,010
2016
First Quarter	47.61	32.26	388,580
Second Quarter	54.85	41.06	412,522
Third Quarter	53.97	42.98	297,820
Fourth Quarter	59.54	49.95	326,351
2017
First Quarter	66.45	50.60	328,362
Second Quarter	63.44	56.58	279,798
Third Quarter	77.62	64.12	220,556
Fourth Quarter	79.20	69.47	164,596
October	75.41	69.47	177,025
November	75.69	70.14	157,742
December	79.20	75.59	158,122
2018
First Quarter	92.78	74.27	247,054
January	92.78	82.35	289,208
February	90.69	79.77	245,073
March	82.72	74.27	206,693
Second Quarter (through April 26)	83.12	73.05	191,012
April (through April 26)	83.12	73.05	191,012

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

According to data published by the Korea Exchange, as of December 31, 2017, the aggregate market value of equity securities listed on the KRX KOSPI Market and the KRX KOSDAQ Market was approximately Won 1,889 trillion, and the average daily trading volume of equity securities for 2017 was approximately 1,076 million shares with an average transaction value of Won 9,014 billion. The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Regulation on Listing on the Korea Exchange. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

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

Movements in KOSPI are set out in the following table.

Year	Opening	High	Low	Closing
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,027.45	1,016.77	847.09	882.94
1996	882.29	986.84	651.22	651.22
1997	647.67	792.29	350.68	376.31
1998	374.41	579.86	280.00	562.46
1999	565.10	1,028.07	498.42	1,028.07
2000	1,028.33	1,059.04	500.60	504.62
2001	503.31	704.50	468.76	693.70
2002	698.00	937.61	584.04	627.55
2003	633.03	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	896.00	1,379.37	870.84	1,379.37
2006	1,383.32	1,464.70	1,203.86	1,434.46
2007	1,438.89	2,015.48	1,345.08	1,897.13
2008	1,891.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,718.88	1,018.81	1,682.77
2010	1,681.71	2,052.97	1,552.79	2,051.00
2011	2,063.69	2,231.47	1,644.11	1,825.12
2012	1,831.69	2,057.28	1,758.99	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	2,013.11	2,093.08	1,881.73	1,915.19
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018 (through April 26)	2,479.65	2,598.19	2,363.77	2,475.64

Source: The KRX KOSPI Market

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		Thousands of Shares	(Millions of Won)
1986	355	￦	11,994	31,755	￦	32,870
1987	389		26,172	20,353		70,185
1988	502		64,544	10,367		198,364
1989	626		95,477	11,757		280,967
1990	669		79,020	10,866		183,692
1991	686		73,118	14,022		214,263
1992	688		84,712	24,028		308,246
1993	693		112,665	35,130		574,048
1994	699		151,217	36,862		776,257
1995	721		141,151	26,130		487,762
1996	760		117,370	26,571		486,834
1997	776		70,989	41,525		555,759
1998	748		137,799	97,716		660,429
1999	725		349,504	278,551		3,481,620
2000	704		188,042	306,163		2,602,211
2001	689		255,850	473,241		1,997,420
2002	683		258,681	857,245		3,041,598
2003	684		355,363	542,010		2,216,636
2004	683		412,588	372,895		2,232,109
2005	702		655,075	467,629		3,157,662
2006	731		704,588	279,096		3,435,180
2007	745		951,900	363,741		5,539,653
2008	763		576,888	352,599		3,211,039
2009	770		887,935	485,657		5,595,552
2010	777		1,141,885	380,859		5,619,768
2011	791		1,041,999	353,760		6,836,146
2012	930		1,154,294	486,479		4,823,642
2013	777		1,185,974	328,425		3,993,422
2014	773		1,192,253	278,081		3,983,580
2015	770		1,242,832	455,256		5,351,734
2016	779		1,308,440	376,773		4,523,044
2017	774		1,605,821	340,457		5,325,760
2018 (through April 26)	777		1,653,074	410,528		7,149,356

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

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.   Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2017, 87,186,835 Common Shares were issued, of which 7,187,231 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2017, our employees owned, through our employee stock ownership association, approximately 1.72% of our common stock in their employee accounts.

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

The tax is withheld by the payer of the dividend. While it is the payer which is required to withhold the tax, Korean law generally entitles the person who was subject to the withholding of Korean tax to recover from the Government any part of the Korean tax withheld, upon providing evidence that it was entitled to have tax withheld at a lower rate, if certain conditions are met.

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

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (1) all assets (wherever located) of the deceased if at the time of his death he was a tax resident of Korea and (2) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a certain limit and the rate varies from 10% to 50% depending on the value of the property.

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

United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the Dollar;

•	a person that owns or is deemed to own 10% or more of any class of our stock or 10% or more of the combined voting power or value of all of our classes of stock; or

•	an entity treated as a partnership for U.S. federal income tax purposes that holds shares of common stock or ADSs, or an investor therein.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other foreign tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of common stock or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the shares of common stock or ADS.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 or 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net gain on valuation of derivatives of Won 83 billion and net gain on derivatives transactions of Won 23 billion in 2015, net loss on derivatives transactions of Won 22 billion and net loss on valuation of derivatives of Won 16 billion in 2016, and net loss on valuation of derivatives of Won 162 billion and net loss on derivatives transactions of Won 26 billion in 2017.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2015				2016				2017
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(166)	￦	166	￦	(163)	￦	163	￦	(173)	￦	173
Japanese Yen		(97)		97		(78)		78		(54)		54
Euro		(22)		22		(9)		9		(10)		10

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

	For the Years Ended December 31,
	2015		2016		2017
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	118	￦	120	￦	100

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2017 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2017		December 31, 2016
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	3,350	1,281	554	288	244	266	5,983	5,882	6,064	5,943
Average weighted rate (1) .	3.09%	3.36%	2.75%	3.54%	2.66%	3.00%	3.12%		2.45%
Variable rate	699	180	134	22	15	12	1,062	1,062	1,039	1,034

Average weighted rate (1)	3.08%	2.58%	2.94%	3.33%	2.99%	2.51%	2.98%		2.84%

Sub-total	4,049	1,461	688	310	259	278	7,045	6,944	7,103	6,977

Foreign currency, principally Dollars and Yen:
Fixed rate	3,009	88	966	889	0	205	5,157	5,016	5,775	5,639
Average weighted rate (1)	2.23%	4.13%	3.87%	4.86%	8.40%	3.16%	3.05%		3.15%
Variable rate	4,824	309	767	29	7	2,925	8,861	8,871	9,827	9,837

Average weighted rate (1)	3.17%	2.20%	3.20%	3.59%	3.24%	6.77%	4.33%		2.92%

Sub-total	7,833	397	1,733	918	7	3,130	14,018	13,887	15,602	15,476

Total	11,882	1,858	2,421	1,228	266	3,408	21,063	20,831	22,705	22,453

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2017, we received $770,000 from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.  Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

c. Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2017 is included in Item 18 of this Form 20-F.

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

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditor, KPMG, in 2016 and 2017:

	For the Year Ended December 31,
	2016		2017
	(In millions of Won)
Audit fees	￦	5,159	￦	6,164
Tax fees		1,267		805

Total fees	￦	6,426	￦	6,969

Audit fees in 2016 and 2017 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Tax fees in 2016 and 2017 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

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

Item 16.D.  Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2017:

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

Nomination/Corporate Governance Committee

A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have not established a separate nomination corporate governance committee. However, we maintain a Director Candidate Recommendation and Management Committee composed of three Outside Directors and one Inside Director.

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

Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management.

We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee

Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee comprised of three Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

NYSE Corporate Governance Standards	POSCO’s Corporate Governance Practice

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

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

Item 16.H. Mine Safety Disclosure

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.1	—	Articles of Incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

POSCO:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the Company) as of December 31, 2016 and 2017 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Company’s auditor since 2008.

Seoul, Korea

April 26, 2018

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders and Board of Directors

POSCO:

Opinion on Internal Control over Financial Reporting

We have audited POSCO and subsidiaries (the Company)’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2018

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2017

	Notes	December 31, 2016		December 31, 2017
	(in millions of Won)
Assets
Cash and cash equivalents	4,5,23	￦	2,447,619	2,612,530
Trade accounts and notes receivable, net	6,17,23,29,37		9,674,026	8,824,563
Other receivables, net	7,23,37		1,539,742	1,636,006
Other short-term financial assets	8,23		5,224,911	7,045,880
Inventories	9		9,515,895	10,793,781
Current income tax assets	35		46,473	38,489
Assets held for sale	10		311,958	71,768
Other current assets	16		894,484	821,242

Total current assets			29,655,108	31,844,259

Long-term trade accounts and notes receivable, net	6,23		51,124	731,570
Other receivables, net	7,23,37		762,912	879,176
Other long-term financial assets	8,23		2,657,692	1,911,684
Investments in associates and joint ventures	11		3,882,389	3,557,932
Investment property, net	13		1,117,720	1,064,914
Property, plant and equipment, net	14		33,770,339	31,883,535
Intangible assets, net	15		6,088,729	5,952,269
Defined benefit assets, net	21		83,702	8,224
Deferred tax assets	35		1,500,219	1,463,055
Other non-current assets	16		567,680	489,011

Total non-current assets			50,482,506	47,941,370

Total assets		￦	80,137,614	79,785,629

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2017

	Notes	December 31, 2016		December 31, 2017
	(in millions of Won)
Liabilities
Trade accounts and notes payable	23,37	￦	4,073,286	3,465,146
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,194,807	11,274,516
Other payables	18,23		1,851,659	1,753,461
Other short-term financial liabilities	19,23,37		149,748	129,812
Current income tax liabilities	35		446,071	515,538
Provisions	20		114,865	110,946
Other current liabilities	22,29		2,113,873	2,240,919

Total current liabilities			18,944,309	19,490,338

Long-term trade accounts and notes payable	23,37		44,512	12,532
Long-term borrowings, excluding current installments	4,17,23		12,510,191	9,789,141
Other payables	18,23		208,559	147,750
Other long-term financial liabilities	19,23		81,309	114,105
Defined benefit liabilities, net	21		123,604	137,193
Deferred tax liabilities	35		1,642,939	1,904,242
Long-term provisions	20		337,739	477,172
Other non-current liabilities	22		479,183	386,431

Total non-current liabilities			15,428,036	12,968,566

Total liabilities			34,372,345	32,458,904

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,407,247	1,422,021
Hybrid bonds	25		996,919	996,919
Reserves	26		(143,985)	(682,556)
Treasury shares	27		(1,533,468)	(1,533,054)
Retained earnings			41,125,712	42,974,658

Equity attributable to owners of the controlling company			42,334,828	43,660,391
Non-controlling interests	25		3,430,441	3,666,334

Total equity			45,765,269	47,326,725

Total liabilities and equity		￦	80,137,614	79,785,629

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015, 2016 and 2017

	Notes	2015		2016	2017
	(in millions of Won, except per share information)
Revenue	28,29,37	￦	58,522,268	52,939,771	60,186,867
Cost of sales	29,31,34,37		(52,018,434)	(46,271,465)	(51,915,597)

Gross profit			6,503,834	6,668,306	8,271,270
Selling and administrative expenses	30,34
Administrative expenses	31		(2,395,248)	(2,291,540)	(2,176,800)
Selling expenses			(1,728,956)	(1,553,686)	(1,557,277)
Other operating income and expenses	32,37
Other operating income			549,048	215,136	451,224
Other operating expenses	34		(1,442,298)	(755,720)	(792,296)

Operating profit			1,486,380	2,282,496	4,196,121
Share of profit (loss) of equity-accounted investees, net	11		(506,054)	(88,677)	10,540
Finance income and costs	23,33
Finance income			2,557,073	2,231,980	2,372,667
Finance costs			(3,387,054)	(3,014,190)	(2,484,277)

Profit before income taxes			150,345	1,411,609	4,095,051
Income tax expense	35		(266,560)	(379,544)	(1,185,740)

Profit (loss)			(116,215)	1,032,065	2,909,311
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		41,954	20,540	(47,543)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-method investees			(82,509)	134,590	(217,388)
Net changes in unrealized fair value of available-for-sale investments	23		(187,854)	310,608	(31,389)
Foreign currency translation differences			66,280	(11,491)	(264,695)
Gain or losses on valuation of derivatives	23		—	—	(143)

Other comprehensive income (loss), net of tax			(162,129)	454,247	(561,158)

Total comprehensive income (loss)		￦	(278,344)	1,486,312	2,348,153

Profit (loss) attributable to:
Owners of the controlling company		￦	171,494	1,354,807	2,756,230
Non-controlling interests			(287,709)	(322,742)	153,081

Profit (loss)		￦	(116,215)	1,032,065	2,909,311

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	23,864	1,814,030	2,184,402
Non-controlling interests			(302,208)	(327,718)	163,751

Total comprehensive income (loss)		￦	(278,344)	1,486,312	2,348,153

Basic and diluted earnings per share (in Won)	36		1,731	16,521	34,040

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2016 and 2017

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
	(in millions of Won)
Balance as of January 1, 2015	￦	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,937,148	41,556,958	3,700,438	45,257,396
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	171,494	171,494	(287,709)	(116,215)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	38,771	38,771	3,183	41,954
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(81,418)	—	—	(81,418)	(1,091)	(82,509)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(183,077)	—	—	(183,077)	(4,777)	(187,854)
Foreign currency translation differences, net of tax		—	—	—	78,094	—	—	78,094	(11,814)	66,280

Total comprehensive income (loss)		—	—	—	(186,401)	—	210,265	23,864	(302,208)	(278,344)

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(32,410)	(512,368)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)	(67,700)	(227,687)
Changes in subsidiaries		—	—	—	—	—	—	—	(311,548)	(311,548)
Changes in ownership interests in subsidiaries		—	310,485	—	—	—	—	310,485	844,769	1,155,254
Interest of hybrid bonds		—	—	—	—	—	(43,574)	(43,574)	(24,187)	(67,761)
Disposal of treasury shares		—	(35)	—	—	559	—	524	—	524
Others		—	(1,089)	—	418	—	(2,398)	(3,069)	804	(2,265)

Total transactions with owners of the controlling company		—	309,361	—	418	559	(685,917)	(375,579)	409,728	34,149

Balance as of December 31, 2015		~~W~~ 482,403	1,393,079	996,919	(594,756)	(1,533,898)	40,461,496	41,205,243	3,807,958	45,013,201

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2015, 2016 and 2017

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
	(in millions of Won)
Balance as of January 1, 2016	￦	482,403	1,393,079	996,919	(594,756)	(1,533,898)	40,461,496	41,205,243	3,807,958	45,013,201
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	1,354,807	1,354,807	(322,742)	1,032,065
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	9,787	9,787	10,753	20,540
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	124,626	—	—	124,626	9,964	134,590
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	314,428	—	—	314,428	(3,820)	310,608
Foreign currency translation differences, net of tax		—	—	—	10,382	—	—	10,382	(21,873)	(11,491)

Total comprehensive income (loss)		—	—	—	449,436	—	1,364,594	1,814,030	(327,718)	1,486,312

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(50,333)	(530,307)
Interim dividends		—	—	—	—	—	(179,992)	(179,992)	—	(179,992)
Changes in subsidiaries		—	—	—	—	—	—	—	49,250	49,250
Changes in ownership interests in subsidiaries		—	8,650	—	—	—	—	8,650	(16,544)	(7,894)
Interest of hybrid bonds		—	—	—	—	—	(43,832)	(43,832)	(24,253)	(68,085)
Disposal of treasury shares		—	32	—	—	430	—	462	—	462
Others		—	5,486	—	1,335	—	3,420	10,241	(7,919)	2,322

Total transactions with owners of the controlling company		—	14,168	—	1,335	430	(700,378)	(684,445)	(49,799)	(734,244)

Balance as of December 31, 2016	￦	482,403	1,407,247	996,919	(143,985)	(1,533,468)	41,125,712	42,334,828	3,430,441	45,765,269

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2015, 2016 and 2017

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
	(in millions of Won)
Balance as of January 1, 2017	￦	482,403	1,407,247	996,919	(143,985)	(1,533,468)	41,125,712	42,334,828	3,430,441	45,765,269
Comprehensive income:
Profit		—	—	—	—	—	2,756,230	2,756,230	153,081	2,909,311
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(38,043)	(38,043)	(9,500)	(47,543)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(214,794)	—	—	(214,794)	(2,594)	(217,388)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(45,953)	—	—	(45,953)	14,564	(31,389)
Foreign currency translation differences, net of tax		—	—	—	(272,902)	—	—	(272,902)	8,207	(264,695)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(136)	—	—	(136)	(7)	(143)

Total comprehensive income		—	—	—	(533,785)	—	2,718,187	2,184,402	163,751	2,348,153

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(42,909)	(502,896)
Interim dividends		—	—	—	—	—	(359,993)	(359,993)	—	(359,993)
Changes in subsidiaries		—	—	—	—	—	—	—	(7,151)	(7,151)
Changes in ownership interests in subsidiaries		—	16,287	—	—	—	—	16,287	147,420	163,707
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)	(24,187)	(67,787)
Disposal of treasury shares		—	126	—	—	414	—	540	—	540
Others		—	(1,639)	—	(4,786)	—	(5,661)	(12,086)	(1,031)	(13,117)

Total transactions with owners of the controlling company		—	14,774	—	(4,786)	414	(869,241)	(858,839)	72,142	(786,697)

Balance as of December 31, 2017	￦	482,403	1,422,021	996,919	(682,556)	(1,533,054)	42,974,658	43,660,391	3,666,334	47,326,725

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

	Notes	2015		2016	2017
		(in millions of Won)
Cash flows from operating activities
Profit (loss)		￦	(116,215)	1,032,065	2,909,311
Adjustments for:
Depreciation			2,836,663	2,835,843	2,887,646
Amortization			381,583	378,004	409,774
Finance income			(1,165,340)	(882,905)	(1,376,324)
Finance costs			1,852,862	1,501,953	1,440,282
Income tax expense			266,560	379,544	1,185,740
Gain on disposal of property, plant and equipment			(22,730)	(23,826)	(32,145)
Loss on disposal of property, plant and equipment			101,732	86,622	151,343
Impairment losses on property, plant and equipment			136,269	196,882	117,231
Gain on disposal of investments in subsidiaries, associates and joint ventures			(88,718)	(23,305)	(81,794)
Loss on disposal of investments in subsidiaries, associates and joint ventures			18,996	22,499	19,985
Share of loss (profit) of equity-accounted investees			506,054	88,677	(10,540)
Expenses related to post-employment benefits			245,402	333,139	199,926
Increase to provisions			86,903	189,914	215,383
Bad debt expenses			337,235	202,717	271,871
Loss on valuation of inventories			152,952	152,249	78,560
Impairment losses on goodwill and intangible assets			161,412	127,875	167,995
Gain on disposal of assets held for sale			(227,956)	(23,112)	(1,180)
Loss on disposal of assets held for sale			190,357	254	608
Impairment losses on assets held for sale			133,547	24,890	—
Others, net			48,079	7,879	(33,092)

			5,951,862	5,575,793	5,611,269

Changes in operating assets and liabilities	39		2,784,452	(404,570)	(1,841,633)
Interest received			198,193	206,839	244,980
Interest paid			(831,566)	(691,264)	(735,735)
Dividends received			237,715	152,559	225,514
Income taxes paid			(622,612)	(602,004)	(806,396)

Net cash provided by operating activities		￦	7,601,829	5,269,418	5,607,310

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015, 2016 and 2017

	Notes	2015		2016	2017
		(in millions of Won)
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(13,037,990)	(18,578,809)	(20,843,530)
Proceeds from disposal of short-term financial instruments			10,595,379	17,177,409	19,146,634
Acquisitions of long-term financial instruments			(34,733)	(8,249)	(22,532)
Increase in loans			(295,689)	(603,332)	(1,055,895)
Collection of loans			308,906	557,064	667,045
Acquisitions of available-for-sale investments			(87,824)	(328,151)	(66,278)
Proceeds from disposal of available-for-sale investments			308,161	280,066	1,006,856
Acquisitions of investments in associates and joint ventures			(77,155)	(173,769)	(60,277)
Proceeds from disposal of investments in associates and joint ventures			11,813	7,914	74,881
Acquisitions of property, plant and equipment			(2,560,244)	(2,324,112)	(2,287,580)
Proceeds from disposal of property, plant and equipment			59,031	44,330	39,183
Acquisitions of investment property			(61,478)	(45,735)	(69,169)
Proceeds from disposal of investment property			1,120	11,624	5,771
Acquisitions of intangible assets			(289,148)	(138,181)	(343,423)
Proceeds from disposal of intangible assets			12,832	8,672	28,502
Proceeds from disposal of assets held for sale			127,133	305,813	203,958
Increase in cash from (payment for) acquisition of business, net of cash acquired			—	4,503	(174,165)
Cash received (decrease in cash) from disposal of business, net of cash transferred			469,576	21,223	(53,008)
Others, net			15,634	27,093	(14,847)

Net cash used in investing activities			(4,534,676)	(3,754,627)	(3,817,874)

Cash flows from financing activities
Proceeds from borrowings			1,779,097	1,988,665	1,725,983
Repayment of borrowings			(3,509,970)	(4,274,895)	(3,136,016)
Proceeds from (repayment of) short-term borrowings, net			(846,230)	(885,861)	558,083
Payment of cash dividends			(822,570)	(708,970)	(863,450)
Payment of interest of hybrid bonds			(67,725)	(68,097)	(67,783)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			1,260,053	24,704	266,219
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(10,810)	(11,301)	(26,288)
Others, net			(23,446)	(15,212)	(22,276)

Net cash used in financing activities	39		(2,241,601)	(3,950,967)	(1,565,528)

Effect of exchange rate fluctuation on cash held			23,496	12,611	(58,997)

Net increase (decrease) in cash and cash equivalents			849,048	(2,423,565)	164,911
Cash and cash equivalents at beginning of the period	5		4,022,136	4,871,184	2,447,619

Cash and cash equivalents at end of the period	5	￦	4,871,184	2,447,619	2,612,530

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2016 and 2017

1.	General Information

General information about POSCO, its 40 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 139 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 111 associates and joint ventures are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange on June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of December 31, 2017, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	9,660,885	11.08
Nippon Steel & Sumitomo Metal Corporation(*1)	2,894,712	3.32
BlackRock Institutional Trust Company, N.A.(*1)	2,483,875	2.85
Government of Singapore Investment Corp Private Limited	1,934,312	2.22
KB Financial Group Inc. and subsidiaries(*2)	1,919,361	2.20
Others	68,293,690	78.33

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2017, the shares of POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2016 and 2017 are as follows:

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO Processing & Service	Steel sales and trading	93.95	0.45	94.40	93.95	0.45	94.40	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	57.25	11.05	68.30	83.83	16.17	100.00	Seoul
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	53.63	61.13	7.50	53.63	61.13	Seoul
POSCO CHEMTECH	Refractories manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.	Steel byproduct manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co.,Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Incheon
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSPOWER Co., Ltd.	Generation of electricity	—	100.00	100.00	—	100.00	100.00	Samcheok
Songdo Posco Family housing	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
HOTEL LAONZENA	Hotel business	—	100.00	100.00	—	100.00	100.00	Daegu
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POCA STEM Co., Ltd	Stem cell medicine development	—	100.00	100.00	—	100.00	100.00	Seoul
Posco e&c Songdo International Building	Non-residential building rental	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO ES MATERIALS CO., Ltd.	Secondary and storage battery manufacturing	75.32	—	75.32	75.32	—	75.32	Gumi
Poscoene	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	70.99	70.99	—	71.00	71.00	Seoul
BLUE O&M Co.,Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
Busan E&E Co,. Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	69.91	30.09	100.00	Pohang
POSCO DAEWOO Corporation	Trading, energy & resource development and others	60.31	—	60.31	62.90	0.04	62.94	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
POSCO Research & Technology	Intellectual Property Services and consulting	—	—	—	100.00	—	100.00	Seoul
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	Private equity trust	—	—	—	97.47	—	97.47	Seoul
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	Private equity trust	—	—	—	—	99.67	99.67	Seoul
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	Private equity trust	—	—	—	99.01	—	99.01	Seoul
IT Engineering CO. Ltd	Automotive engineering service	—	17.00	17.00	—	—	—	Seoul
POSCO Engineering CO.,Ltd	Construction and engineering service	—	95.56	95.56	—	—	—	Incheon
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	56.60	43.40	100.00	56.60	43.40	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO(Guangdong) Coated Steel Co., Ltd.	Plating steel sheet manufacturing and sales	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	85.62	14.38	100.00	88.58	11.42	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-MKPC SDN BHD	Steel manufacturing and sales	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO., LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	—	95.00	95.00	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO RUS LLC	Trading and business development	90.00	10.00	100.00	90.00	10.00	100.00	Russia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO DAEWOO WAIGAIQIAO SHANGHAI CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	84.93	—	84.93	84.88	—	84.88	Thailand
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
POSCO DAEWOO VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
PT.Krakatau Posco Chemtech Calcination	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	100.00	100.00	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO DAEWOO MYANMAR CORPORATION LIMITED	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
POSCO DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	81.51	81.51	Myanmar
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
Daewoo Amara Company Limited	Real estate development	—	98.54	98.54	—	85.00	85.00	Myanmar
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	100.00	100.00	South Africa
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO-CDSFC	Steel structure manufacturing	50.20	49.80	100.00	50.20	49.80	100.00	China
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO SUZHOU Processing Center Co., Ltd.	Steel manufacturing and sales	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO., Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Thailand

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Daewoo Power PNG Ltd.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Mongolia
POSCO Gulf SFC LLC	Steel manufacturing and sales	—	81.93	81.93	—	97.76	97.76	United Arab Emirates
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO MESDC S.A. DE C.V.	Logistics & Steel sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	67.54	67.54	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Center Pvt. Ltd.	Steel manufacturing and sales	100.00	—	100.00	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO VIETNAM HOLDINGS CO., LTD (formerly, POSCO VNPC Co., Ltd.)	Steel manufacturing and sales	70.00	—	70.00	83.54	5.29	88.83	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Venezuela
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-AAPC	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
PT PEN INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Plate manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., Ltd	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction - UZ	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO POWER (PNGPOM) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO DAEWOO AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO DEUTSCHLAND GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO DAEWOO JAPAN Corp	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO DAEWOO SINGAPORE PTE LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO DAEWOO ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO DAEWOO CHINA CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Textile LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO DAEWOO AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO DAEWOO MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO DAEWOO MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Mine development	99.99	—	99.99	99.99	—	99.99	Indonesia
POSCO DAEWOO SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO INDIA PVT., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Cambodia
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hong Kong
Zhangjiagang Pohang Refractories Co., Ltd. (*1)	Refractory materials sales & furnace maintenance	—	—	—	—	51.00	51.00	China
Golden Lace DAEWOO Company Limited	Rice processing	—	—	—	—	60.00	60.00	Myanmar
POSCO RU Limited Liability Company	Trade and business development	—	—	—	100.00	—	100.00	Russia
POSCO DAEWOO UKRAINE LLC	Grain sales	—	—	—	—	100.00	100.00	Ukraine
KIS Devonian Canada Corporation	Petroleum gas extraction	—	—	—	—	100.00	100.00	Canada
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	—	—	USA
POSCO India Delhi Steel Processing Center Private Limited	Steel manufacturing and sales	66.40	10.00	76.40	—	—	—	India
USA-SRDC	Scrap sales	—	100.00	100.00	—	—	—	USA
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing and sales	87.07	4.98	92.05	—	—	—	Vietnam
POSCO MAPC SA DE CV	Automotive steel sheet manufacturing and sales	80.00	20.00	100.00	—	—	—	Mexico
Yingkou Puxiang Trade Co.,Ltd.	Refractory quality test & import and export	—	100.00	100.00	—	—	—	China
SANTOS CMI Guatemala S.A.	Construction and engineering service	—	100.00	100.00	—	—	—	Guatemala

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2017
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	Steel manufacturing and sales	100.00	—	100.00	—	—	—	India
COINSA INGENIERIA Y PETROQUIMICA S.R.L	Construction	—	50.00	50.00	—	—	—	Bolivia
POSCO VIETNAM HOLDINGS CO., LTD	Holding company	79.28	20.72	100.00	—	—	—	Vietnam
Kwanika Copper Corporation (formerly, Daewoo Minerals Canada Corporation) (*2)	Resources development	—	100.00	100.00	—	—	—	Canada
Chongqing POSCO CISL Automotive Steel Co., Ltd.	Automotive steel sheet manufacturing and sales	51.00	—	51.00	—	—	—	China
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.60	51.60	—	—	—	China
PT. POSCO MTECH INDONESIA	Steelmaking materials manufacturing and sales	—	99.98	99.98	—	—	—	Indonesia
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing and sales	—	100.00	100.00	—	—	—	China
EPC EQUITIES LLP	Engineering, procurement and construction	—	80.00	80.00	—	—	—	England
SANTOS CMI CONSTRUCTION TRADING LLP	Engineering, procurement and construction	—	99.90	99.90	—	—	—	England
SANTOS CMI INC. USA	Engineering, procurement and construction	—	100.00	100.00	—	—	—	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Engineering, procurement and construction	—	99.98	99.98	—	—	—	Brazil
SANTOS CMI PERU S.A.	Engineering, procurement and construction	—	99.99	99.99	—	—	—	Peru
SANTOS CMI CONSTRUCCIONES S.A.	Engineering, procurement and construction	—	100.00	100.00	—	—	—	Uruguay
GENTECH INTERNATIONAL INC.	Engineering, procurement and construction	—	90.00	90.00	—	—	—	Panama
SANTOS CMI S.A.	Engineering, procurement and construction	—	80.00	80.00	—	—	—	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Engineering, procurement and construction	—	99.00	99.00	—	—	—	Chile
COMPANIA DE AUTOMATIZACION &CONTROL, GENESYS S.A.	Engineering, procurement and construction	—	90.00	90.00	—	—	—	Ecuador
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing and sales	100.00	—	100.00	—	—	—	India

(*1)	Reclassified to subsidiary from associate during the year ended December 31, 2017.

(*2)	Reclassified to joint venture from subsidiary during the year ended December 31, 2017.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

The equity of controlling company increased by ￦8,650 million (POSCO Processing & Service and others) and ￦16,288 million (POSCO DAEWOO Corporation, POSMATE and others) in 2016 and 2017, respectively, as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control.

Cash dividends paid to POSCO by subsidiaries in 2015, 2016 and 2017 amounted to ￦437,194 million, ￦75,830 million and ￦70,087 million, respectively.

As of December 31, 2017, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

(c) Details of non-controlling interest as of and for the years ended December 31, 2015, 2016 and 2017 are as follows:

1) December 31, 2015

	POSCO DAEWOO Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
	(in millions of Won)
Current assets	￦	3,930,857	441,999	360,812	5,115,325	590,460	9,648,917	20,088,370
Non-current assets		4,777,482	3,363,935	248,549	1,756,367	3,333,351	7,776,264	21,255,948
Current liabilities		(3,568,714)	(1,004,002)	(106,167)	(3,125,697)	(663,945)	(9,692,004)	(18,160,529)
Non-current liabilities		(1,941,909)	(2,315,554)	(5,405)	(768,529)	(2,420,547)	(2,567,980)	(10,019,924)
Equity		3,197,716	486,378	497,789	2,977,466	839,319	5,165,197	13,163,865
Non-controlling interests		1,269,096	145,913	199,116	1,405,391	535,878	1,182,137	4,737,531
Sales		16,890,723	1,227,266	1,175,272	6,866,802	1,909,919	25,784,254	53,854,236
Profit (loss) for the period		79,092	(398,438)	35,516	108,895	15,831	(835,389)	(994,493)
Profit (loss) attributable to non-controlling interests		31,390	(119,531)	14,206	51,399	1,738	(247,106)	(267,904)
Cash flows from operating activities		433,493	(13,595)	19,921	434,257	6,075	(72,371)	807,780
Cash flows from investing activities		(74,644)	(8,994)	25,318	21,075	(20,980)	(110,712)	(168,937)
Cash flows from financing activities (before dividends to non-controlling interest)		(340,532)	18,886	66	69,615	11,572	289,715	49,322
Dividend to non-controlling interest		(22,597)	—	(4,135)	(703)	(24,125)	(145,582)	(197,142)
Effect of exchange rate fluctuation on cash held		430	83	—	819	—	3,502	4,834
Net increase (decrease) in cash and cash equivalents		(3,850)	(3,620)	41,170	525,063	(27,458)	(35,448)	495,857

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) December 31, 2016

	POSCO DAEWOO Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
	(in millions of Won)
Current assets	￦	4,038,313	460,376	397,370	5,163,436	713,039	9,696,140	20,468,674
Non-current assets		4,510,085	3,304,292	243,401	1,710,398	3,038,665	7,749,277	20,556,118
Current liabilities		(3,662,811)	(1,120,077)	(109,016)	(3,284,090)	(937,668)	(9,669,053)	(18,782,715)
Non-current liabilities		(1,681,182)	(2,337,612)	(2,337)	(855,791)	(2,172,226)	(2,856,498)	(9,905,646)
Equity		3,204,405	306,979	529,418	2,733,953	641,810	4,919,866	12,336,431
Non-controlling interests		1,271,750	92,094	211,767	1,290,450	514,200	945,962	4,326,223
Sales		15,417,550	1,244,711	1,076,455	5,352,395	1,657,890	23,251,563	48,000,564
Profit (loss) for the period		113,832	(187,151)	41,829	(760,187)	(130,809)	(461,034)	(1,383,520)
Profit (loss) attributable to non-controlling interests		45,177	(56,145)	16,732	(358,815)	(14,357)	(312,297)	(679,705)
Cash flows from operating activities		337,338	45,672	30,295	(211,182)	18,107	53,050	273,280
Cash flows from investing activities		(35,054)	(8,804)	(42,021)	(102,939)	(1,047)	(253,206)	(443,071)
Cash flows from financing activities (before dividends to non-controlling interest)		(295,226)	(36,286)	(1,250)	(20,953)	(2,875)	204,797	(151,793)
Dividend to non-controlling interest		(22,597)	—	(4,726)	(14,800)	(24,378)	(7,349)	(73,850)
Effect of exchange rate fluctuation on cash held		10	67	1	760	—	1,687	2,525
Net increase (decrease) in cash and cash equivalents		(15,529)	649	(17,701)	(349,114)	(10,193)	(1,021)	(392,909)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

3) December 31, 2017

	POSCO DAEWOO Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
	(in millions of Won)
Current assets	￦	4,483,544	557,041	441,325	4,878,251	1,054,538	8,579,813	19,994,512
Non-current assets		4,590,394	2,771,504	316,724	2,444,616	2,859,824	6,676,559	19,659,621
Current liabilities		(4,221,443)	(1,237,255)	(145,649)	(3,896,680)	(785,462)	(8,313,902)	(18,600,391)
Non-current liabilities		(1,549,013)	(1,933,247)	(970)	(833,403)	(2,200,065)	(2,048,454)	(8,565,152)
Equity		3,303,482	158,043	611,430	2,592,784	928,835	4,894,016	12,488,590
Non-controlling interests		1,224,303	47,413	244,572	1,223,816	762,390	974,941	4,477,435
Sales		20,891,526	1,635,837	1,163,918	5,794,532	1,578,026	23,547,072	54,610,911
Profit (loss) for the period		115,321	(117,729)	101,019	169,011	70,795	258,053	596,470
Profit (loss) attributable to non-controlling interests		42,739	(35,318)	40,408	79,775	7,770	39,605	174,979
Cash flows from operating activities		128,875	(27,817)	20,042	(84,840)	30,295	140,418	206,973
Cash flows from investing activities		(86,365)	(5,502)	(18,699)	(171,924)	(2,792)	(63,621)	(348,903)
Cash flows from financing activities (before dividends to non-controlling interest)		(19,295)	31,782	8	150,801	220,317	(38,090)	345,523
Dividend to non-controlling interest		(22,597)	—	(7,088)	—	(24,183)	(12,777)	(66,645)
Effect of exchange rate fluctuation on cash held		(459)	(147)	(6)	(3,541)	—	(15,532)	(19,685)
Net increase (decrease) in cash and cash equivalents		159	(1,684)	(5,743)	(109,504)	223,637	10,398	117,263

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(d) Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2016 and 2017 are as follows:

		Ownership (%)
Investee	Category of business	2016	2017	Region
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Investment in new technologies	29.37	31.14	Seoul
POSCO PLANTEC Co., Ltd. (*2)	Construction of industrial plant	73.94	73.94	Ulsan
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	29.90	45.67	Chuncheon
Incheon-Gimpo Expressway Co., Ltd. (*1)	Construction	20.04	18.26	Anyang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
Keystone NO. 1. Private Equity Fund	Private equity financial	40.45	40.45	Seoul
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
Daesung Steel (*1)	Steel sales	17.54	17.54	Busan
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*1)	Investment in new technologies	12.50	12.50	Seoul
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
Pohang Techno Valley PFV Corporation (*3)	Real estate development, supply and rental	30.28	57.39	Pohang
Gunggi Green Energy (*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KC Chemicals CORP (*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Posco-IDV Growth Ladder IP Fund (*1)	Investment in new technologies	17.86	17.86	Seoul
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Postech Early Stage Fund (*1)	Investment in new technologies	10.00	10.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Posgreen Co., Ltd. (*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Pohang E&E Co,. Ltd.	Investment in waste energy	30.00	30.00	Pohang
POSTECH Social Enterprise Fund (*1)	Investment in new technologies	9.17	9.17	Seoul
Applied Science Corp.	Machinery manufacturing	24.88	23.87	Paju
Noeul Green Energy (*1)	Electricity generation	10.00	10.00	Seoul
Pohang Techno Valley AMC	Construction	29.50	29.50	Pohang
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Garolim Tidal Power Plant Co.,Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
2016 PoscoPlutus New Technology Investment Fund	Investment in new technologies	25.17	25.17	Seoul
Hyundai Invest Guggenheim CLO Private Special Asset Investment Trust II	Investment in new technologies	38.47	38.47	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

		Ownership (%)
Investee	Category of business	2016	2017	Region
PoscoPlutus Bio Fund (*1)	Investment in new technologies	11.97	11.97	Seoul
PoscoPlutus Project Fund (*1)	Investment in new technologies	11.91	11.91	Seoul
Posco Agrifood Export Investment Fund	Investment in new technologies	30.00	30.00	Seoul
PoscoPlutus Project II Investment Fund (*1)	Investment in new technologies	0.61	0.61	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC Centroid 1st Fund (*4)	Investment in new technologies	—	24.10	Seoul
PCC Amberstone Private Equity Fund I (*1,4)	Investment in new technologies	—	9.71	Seoul
POSCO Advanced Technical Staff Fund (*1,4)	Investment in new technologies	—	15.87	Seoul
POSCO 4th Industrial Revolution Fund (*4)	Investment in new technologies	—	20.00	Seoul
METAPOLIS Co.,Ltd. (*6)	Multiplex development	40.05	—	Hwaseong
Universal Studios Resort Asset Management Corporation (*5)	Real estate services	26.17	—	Seoul
Busan-Gimhae Light Rail Transit Co., Ltd. (*5)	Transporting	25.00	—	Gimhae
[Foreign]
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
7623704 Canada Inc. (*1)	Investments management	10.40	10.40	Canada
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
NCR LLC	Coal sales	29.41	29.41	Canada
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	24.10	22.00	Indonesia
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd	Steel processing and sales	25.00	25.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
PT. Tanggamus Electric Power (*1)	Construction and civil engineering	17.50	17.50	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
Sebang Steel	Scrap sales	49.00	49.00	Japan
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing and sales	26.00	26.00	India
KIRIN VIETNAM CO., LTD (*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

		Ownership (%)
Investee	Category of business	2016	2017	Region
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazakhstan
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited (*1)	Energy & resource development	17.08	17.06	Australia
KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
SAMHWAN VINA CO., LTD (*1,4)	Steel manufacturing and sales	—	19.00	Vietnam
JB CLARK HILLS (*4)	Construction	—	25.00	Philippines
Saudi-Korean Company for Maintenance Properties Management LLC (*1,4)	Building management	—	19.00	Saudi Arabia
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD. (*5)	Highway construction and new town development	50.00	—	Vietnam
Fifth Combined Heat and Power Plant LLC (*5)	Thermal power generation	30.00	—	Mongolia
Chongqing CISL High Strength Cold Rolling Steel Co., Ltd. (*6)	Steel manufacturing and sales	10.00	—	China

(*1)	Considering the composition of board of directors, the Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.

(*2)	On September 30, 2015, in order to improve its financial standing and normalize operation, the associates reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as investment in associate.

(*3)	Considering the composition of board of directors, the Company does not have control and classified its shares as investment in an associate, even though the Company’s percentage of ownership is over 50%.

(*4)	These associates were newly established or acquired in 2017.

(*5)	Excluded from associates due to the disposal of shares during the year ended December 31, 2017.

(*6)	Excluded from associates due to loss of significant influence during the year ended December 31, 2017.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) Joint ventures

Details of joint ventures as of December 31, 2016 and 2017 are as follows:

		Ownership (%)
Investee	Category of business	2016	2017	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-SGI Falcon Pharmaceutic Bio Secondary Fund 1 (*1)	Investment in new technologies	—	24.55	Seoul
POSCO-KB Shipbuilding Restructuring Fund (*1)	Investment in new technologies	—	18.75	Seoul
POSCO-NSC Venture Fund (*1)	Investment in new technologies	—	16.67	Seoul
PCC L&K New Technology 1st Fund (*1)	Investment in new technologies	—	10.00	Seoul
PoscoPlutus Project 3rd Investment Fund (*1)	Investment in new technologies	—	5.96	Seoul
[Foreign]
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
CSP — Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
DMSA/AMSA	Energy & resource development	4.00	4.00	Madagascar
PT. POSMI Steel Indonesia	Steel processing and sales	36.69	36.69	Indonesia
VNS-DAEWOO Co., Ltd.	Steel scrap processing and sale	40.00	40.00	Vietnam
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	19.00	19.00	Mexico
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
Hyunson Engineering & Construction HYENCO	Construction	4.90	4.90	Algeria
USS-POSCO Industries	Cold-rolled steel manufacturing and sales	50.00	50.00	USA
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd (*1)	Automotive parts manufacturing	—	19.90	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD (*1)	Automotive parts manufacturing	—	11.06	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD (*1)	Automotive parts manufacturing	—	13.00	China
POS-InfraAuto (Suzhou) Co., Ltd (*1)	Automotive parts manufacturing	—	16.20	China
Kwanika Copper Corporation (formerly, Daewoo Minerals Canada Corporation) (*2)	Energy & resource development	—	35.00	Canada
Henan Tsingpu Ferro Alloy Co., Ltd. (*3)	Raw material manufacturing and sales	49.00	—	China
Zhangjiagang Pohang Refractories Co., Ltd. (*4)	Refractory manufacturing	50.00	—	China

(*1)	These joint ventures were newly established in 2017.

(*2)	Reclassified to joint venture from subsidiary during the year ended December 31, 2017.

(*3)	Excluded from joint ventures due to the disposal of shares during the year ended December 31, 2017.

(*4)	Reclassified to subsidiary from joint venture during the year ended December 31, 2017.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(e) Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2017 are as follows:

Company	Date of addition	Ownership (%)	Reason
POSCO RU Limited Liability Company	January 2017	100.00	New establishment
Golden Lace DAEWOO Company Limited	April 2017	100.00	New establishment
POSCO Research & Technology	June 2017	100.00	New establishment
POSCO DAEWOO UKRAINE LLC	July 2017	100.00	New establishment
Zhangjiagang Pohang Refractories Co., Ltd.	July 2017	51.00	Reclassification from associate
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	October 2017	97.47	Acquisition of control
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	October 2017	99.01	Acquisition of control
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	November 2017	99.67	Acquisition of control
KIS Devonian Canada Corporation	December 2017	100.00	Acquisition of control

(f) Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2017 are as follows:

Company	Date of exclusion	Reason
POSCO MAPC SA DE CV	January 2017	Merged into POSCO MPPC S.A. de C.V.
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	January 2017	Merged into Zhangjiagang Pohang Stainless Steel Co., Ltd.
POSCO Engineering CO., Ltd	February 2017	Merged into POSCO ENGINEERING & CONSTRUCTION CO., LTD.
POSCO YongXin Rare Earth Metal Co., Ltd.	March 2017	Disposal
SANTOS CMI S.A.	March 2017	Disposal
EPC EQUITIES LLP	March 2017	Disposal
SANTOS CMI Guatemala S.A.	March 2017	Disposal
COINSA INGENIERIA Y PETROQUIMICA S.R.L	March 2017	Disposal
SANTOS CMI CONSTRUCTION TRADING LLP	March 2017	Disposal
SANTOS CMI INC. USA	March 2017	Disposal
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	March 2017	Disposal
SANTOS CMI PERU S.A.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES S.A.	March 2017	Disposal
GENTECH INTERNATIONAL INC.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	March 2017	Disposal
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	March 2017	Disposal
POSCO Electrical Steel India Private Limited	March 2017	Merged into POSCO Maharashtra Steel Private Limited
POSEC Hawaii, Inc.	May 2017	Exclusion upon liquidation
PT. POSCO MTECH INDONESIA	May 2017	Disposal

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

Company	Date of exclusion	Reason
POSCO VIETNAM HOLDINGS CO., LTD	July 2017	Merged into POSCO VIETNAM HOLDINGS CO., LTD (formerly, POSCO-VNPC CO., LTD.)
POSCO-Vietnam Processing Center Co., Ltd.	July 2017	Merged into POSCO VIETNAM HOLDINGS CO., LTD (formerly, POSCO-VNPC CO., LTD.)
Yingkou Puxiang Trade Co.,Ltd.	July 2017	Merged into Zhangjiagang Pohang Refractories Co., Ltd
Chongqing POSCO CISL Automotive Steel Co., Ltd.	September 2017	Loss of control
IT Engineering Co., Ltd.	November 2017	Disposal
POSCO India Delhi Steel Processing Center Private Limited	November 2017	Merged into POSCO India Chennai Steel Processing Center Pvt.Ltd.
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	November 2017	Merged into POSCO India Chennai Steel Processing Center Pvt.Ltd.
Kwanika Copper Corporation (formerly, Daewoo Minerals Canada Corporation)	November 2017	Change in status due to a decline in stake
USA-SRDC	December 2017	Exclusion upon liquidation

2.	Statement of Compliance and Basis of Presentation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the authorized directors on February 28, 2018.

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

Changes in Accounting Policies

Except for the application of the amendments to standards for the first time for the annual period beginning on January 1, 2017, as described below, the accounting policies have been consistently applied by the Company for the periods presented.

(a)	Amendments to IAS No. 7 “Statement of Cash Flows”

For the year beginning on January 1, 2017, the Company applied the amendments to IAS No. 7 “Statement of Cash Flows”. IAS No. 7 requires that changes in liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Changes from financing cash flows

•	Changes arising from obtaining or losing control of subsidiaries or other businesses

•	The effect of changes in foreign exchange rates

•	Changes in fair values

•	Other changes

IAS No. 7 does not require the disclosure of comparative information of prior period. The related disclosures are included in note 39.

(b)	Amendments to IAS No. 12 “Income Taxes”

For the year beginning on January 1, 2017, the Company applied the amendments to IAS No. 12 “Income Taxes”. In accordance with IAS No. 12, in the case of debt instruments measured at fair value, deferred tax accounting treatment is clarified. The difference

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

between the carrying amount and taxable base amount of the debt liabilities is considered as temporary differences, regardless of the expected recovery method. When reviewing the recoverability of deferred tax assets, the estimated of probable future taxable income may include the recovery of some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will recover the asset for more than its carrying amount. In addition, the estimated of probable future taxable income are determined as the amount before considering the deductible effect from reversal of the deductible temporary differences.

The Company believes that the effect of the amendments to the consolidated financial statements is not significant. Therefore, the Company has not retrospectively applied the amendments in accordance with the transitional requirements.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for those as disclosed in note 2.

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

The estimated useful lives for the current and comparative periods are as follows:

Buildings	3-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-10 years
Furniture and fixtures	3-20 years
Lease assets	3-30 years
Bearer plants	20 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

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

Intellectual property rights	4-25 years
Development costs	3-5 years
Port facilities usage rights	4-75 years
Other intangible assets	2-15 years

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

(a)	Hedge accounting

The Company holds forward exchange contracts, currency swaps and commodity future contracts to manage foreign exchange risk and commodity fair value risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

①	Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

②	Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(b)	Embedded derivatives

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

(c)	Other derivatives

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on valuations of hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss and loss on valuations of hedging instruments that are recognized in profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company recognizes interest and penalties related to corporate income tax as if it is related to the income taxes, the Company applies IAS No. 12 “Income Taxes”, if it is not related to the income taxes, the Company applies IAS No. 37 “Provisions Contingent Liabilities and Contingent Assets”.

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

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

Earnings per share

Management calculates basic earnings per share (“EPS”) data for POSCO’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of POSCO by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

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

Segment results that are reported to the CEO include items directly attributable to a segment and items allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

New standards and interpretations not yet adopted

The Company will apply IFRS No. 9 “Financial Instruments” and IFRS No. 15 “Revenue from Contracts with Customers” for the year beginning on January 1, 2018. The Company has completed an analysis of the financial impacts resulting from adoption of new standards and the estimated effect on equity in the consolidated financial statements at the date of initial application based on available information which are summarized as follows.

	December 31, 2017		IFRS No. 9	IFRS No. 15	Date of initial application (January 1, 2018)
	(in millions of Won)
Reserves	￦	(682,556)	(401,344)	—	(1,083,900)
Retained earnings		42,974,658	368,612	(71,066)	43,272,204
Non-controlling interests		3,666,334	(19,545)	(59,060)	3,587,729

	￦	45,958,436	(52,277)	(130,126)	45,776,033

The above estimated amounts could differ from the actual impact when the Company adopts the new standards in 2018 for the following reasons.

•	Changes in internal controls related to application of new standards

•	Changes in the Company’s selection in accounting policy during the year ending December 31, 2018 when initial disclosure of the consolidated financial statements at the date of initial application is made

The following new standards, including IFRS No. 9 and IFRS No. 15, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual periods beginning on January 1, 2017, and the Company has not early adopted them.

(a)	IFRS No. 9 “Financial Instruments”

IFRS No. 9 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or non-financial items. It replaces existing guidance in IAS No. 39 “Financial Instruments: Recognition and Measurement”.

The standard will generally be applied retrospectively with some exemptions allowing an entity not to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. Such exemptions will be applied by the Company. The Company will recognize the accumulated effect resulting from initial application of IFRS No. 9 as reserves, retained earnings and non-controlling interests of the Company at the date of initial application.

The standard’s expected impact on the consolidated financial statements are as follows.

1)	Classification and measurement of financial assets

When applying IFRS No. 9, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost (*1)	Fair value through profit or loss (*2)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income (*1)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

(*2)	The Company may irrevocably designate equity investments that are not held for trading as at fair value through other comprehensive income.

As of December 31, 2017, the Company had financial asset at fair value through profit or loss of ￦67,021 million, available-for-sale financial assets of ￦1,978,115 million, financial assets held-to-maturity of ￦5,211 million, and loans and receivables of ￦21,268,107 million.

As a result of analysis of the impact on the consolidated financial statements, the Company expects that debt instruments whose contractual cash flows do not solely represent payments of principal and interest and those held for trading will be measured at fair value through profit or loss; loans and receivables whose contractual cash flows solely represent receipt of principal and interest but are not owned for the purpose of collection of contractual cash flows will be measured at fair value through other comprehensive income or fair value through profit or loss. Accordingly, the financial assets at fair value through profit or loss may increase upon adoption of IFRS No. 9 which may increase the volatility in profit or loss. The Company expects the application of IFRS No. 9 on these financial assets will not have a material impact on the consolidated financial statements.

In accordance with IFRS No. 9, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument which is not held for trading at initial recognition. As of December 31, 2017, the Company had equity instruments classified as financial assets available-for-sale for the purpose of long-term strategic plan and the fair value of the accompanying asset is ￦1,730,753 million. In accordance with IFRS No. 9, the Company expects to make an irrevocable election to classify the equity instrument as assets measured at fair value through other comprehensive income, for which all subsequent changes in fair value are recognized in other comprehensive income and not subsequently recycled to profit or loss. As of January 1, 2018, the date of initial application, the Company expects to recognize a decrease in reserves of ￦401,344 million and an increase in retained earnings of ￦401,344 million due to designation of equity instruments to fair value through other comprehensive income.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2)	Impairment: Financial Assets and Contract Assets

IFRS No. 9 replaces the incurred loss model in the existing standard with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under IFRS No. 9, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in IAS No. 39 as loss allowances will be measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component. Additionally, the Company has elected to recognize lifetime expected credit losses for contract assets or trade receivables that contain a significant financing component.

The Company expects impairment losses of financial assets under IFRS No. 9 to be recognized earlier. As of January 1, 2018, the date of initial application, the Company expects to recognize an increase in loss allowance of ￦66,637 million and a decrease in retained earnings and non-controlling interests of ￦32,732 million and ￦19,545 million, respectively.

3)	Classification and Measurement of Financial Liabilities

IFRS No. 9 mostly adheres to the existing requirements under IAS No. 39 regarding the classification of financial liabilities.

Under IAS No. 39, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, IFRS No. 9 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

The Company did not designate financial liabilities as financial liability at fair value through profit or loss as of December 31, 2017 and expects the adoption of IFRS No. 9 will not have significant impact on the classification of financial liabilities.

4)	Hedge Accounting

Regarding the initial application of IFRS No. 9, the Company may choose as its accounting policy choice to continue to apply all of the hedge accounting requirements of IAS No. 39 instead of the requirements of IFRS No. 9. The Company determined to consistently apply hedge accounting requirements of IAS No. 39.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b)	IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No. 15 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaces existing revenue recognition guidance, including IAS No. 18 “Revenue”, IAS No. 11 “Construction Contracts”, SIC No. 31 “Revenue- Barter Transactions Involving Advertising Services”, IFRIC No. 13 “Customer Loyalty Programs”, IFRIC No. 15 “Agreements for the Construction of Real Estate”, and IFRIC No. 18 “Transfers of Assets from Customers”.

The Company intends to apply the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application and the Company also decided to apply the practical expedients as allowed by IFRS No. 15 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, upon adoption of IFRS No. 15, the Company will not restate the financial statements for comparative periods.

Existing IFRS standards and interpretations including IAS No. 18 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, IFRS No. 15, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The standard’s expected impact on the consolidated financial statements are as follows.

1)	Identification of performance obligations

The Company holds certain contracts for sales of manufactured product and merchandise which include transportation service. When applying IFRS No. 15, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. As of January 1, 2018, the date of initial application, change in relevant accounting policy is expected to result in decrease in retained earnings and non-controlling interests of ￦949 million and ￦156 million, respectively.

Certain construction contracts of the Company include design, purchase and construction services through separate service contracts. According to IFRS No. 15, if service or goods provided by the Company are highly dependent or correlated, the

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

Company should identify them as a single performance obligation regardless of the number of contracts made.

The Company considered each service contract as a combined single obligation and therefore, upon adoption of IFRS No. 15 as of January 1, 2018, the date of initial application, the Company expects to recognize increases in retained earnings and non-controlling interests of ￦452 million and ￦628 million, respectively.

2)	Variable consideration

Under IFRS No. 15, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed.

In certain sales arrangements, unit price is subject to adjustment due to quality of products. A certain percentage of sales discount is also provided in case customers make payment before the settlement due date. In addition, certain service contracts are subject to compensation payment if the Company fails to achieve a promised level of obligation.

As of January 1, 2018, the date of initial application of IFRS No. 15, the adoption is expected to result in decrease in retained earnings of ￦2,773 million and increase in non-controlling interests of ￦88 million.

3)	Performance obligation satisfied over time

In accordance with IFRS No. 15, revenue is recognized over time by measuring progress only if the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

The Company analyzed certain service contracts, where the Company provides manufacturing services for customized machinery. Currently the related revenue is recognized over the period when such services are provided. Under IFRS No. 15, as the Company does not have an enforceable right to payment for performance completed to date, the related revenue is recognized at the time when the machinery is delivered. As of January 1, 2018, the date of initial application, changes in accounting policy due to enforceable right to payment are expected to result in decreases in retained earnings and non-controlling interests of ￦1,188 million and ￦1,115 million, respectively.

According to IFRS No. 15, the effects of any inputs that do not depict the transfer of control of goods or services to the customer such as the costs of wasted materials, labor or other resources to fulfill the contract that were not reflected in the price of the contract should be excluded from calculating percentage of completion. As of January 1, 2018, the date of initial application, change in percentage of completion due to excessive use of materials is expected to result in decreases in retained earnings and non-controlling interests of ￦2,855 million and ￦1,512 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

4)	Incremental costs of obtaining a contract

In accordance with IFRS No. 15, the Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs, and costs that are recognized as assets are amortized over the period that the related goods or services are transferred to the customer.

Certain costs incurred in construction segment such as costs to obtain a contract that would have been incurred regardless of whether the contract was obtained should be recognized as an expense immediately, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained. Such costs have been previously capitalized if it is probable the related contracts will be entered into. As of January 1, 2018, the date of initial application, change in accounting policy regarding incremental costs of obtaining a contract is expected to result in decreases in retained earnings and non-controlling interests of ￦63,753 million and ￦56,993 million, respectively.

(c)	IFRS No. 16 “Leases”

IFRS No. 16 “Leases” will replace IAS No. 17 “Leases” and IFRIC No. 4 “Determining whether an Arrangement contains a Lease”. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a Company which has adopted IFRS No. 15.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

IFRS No. 16 suggests a single accounting model that requires a lessee to recognize lease related asset and liability in the consolidated financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease of which has a term of 12 months or less at the commencement date and low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

Application of IFRS No. 16 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

The Company has not yet initiated the preparation for the application of IFRS No. 16 and has not performed an assessment of the impact resulting from the application of IFRS No. 16. The Company will complete the analysis of financial impacts arising from applying this standard in 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

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

As of December 31, 2015, 2016 and 2017

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

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segment have hedged foreign currency risks by using forward

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

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

Net borrowing-to-equity ratio as of December 31, 2016 and 2017 is as follows:

	2016		2017
	(in millions of Won)
Total borrowings	￦	22,704,998	21,063,657
Less: Cash and cash equivalents		2,447,619	2,612,530

Net borrowings		20,257,379	18,451,127
Total equity		45,765,269	47,326,725
Net borrowings-to-equity ratio		44.26%	38.99%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2017 are as follows:

	2016		2017 (*1)
	(in millions of Won)
Cash	￦	11,960	1,896
Demand deposits and checking accounts		1,312,426	1,259,813
Time deposits		254,888	360,985
Other cash equivalents		868,345	989,836

	￦	2,447,619	2,612,530

(*1)	As of December 31, 2017, cash equivalents amounting to ￦36,302 million of POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, are restricted for use related to the joint account of joint operations and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Current
Trade accounts and notes receivable	￦	9,320,915	8,579,620
Finance lease receivables		10,300	10,469
Unbilled due from customers for contract work		860,287	728,007
Less: Allowance for doubtful accounts		(517,476)	(493,533)

	￦	9,674,026	8,824,563

Non-current
Trade accounts and notes receivable	￦	80,447	871,432
Finance lease receivables		11,326	734
Less: Allowance for doubtful accounts		(40,649)	(140,596)

	￦	51,124	731,570

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦344,410 million and ￦309,964 million as of December 31, 2016 and 2017, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 17).

(b) Finance lease receivables are as follows:

Customer	Contents	2016		2017
	(in millions of Won)
Korea Electric Power Corporation	Combined thermal power plant 3~4	￦	20,648	10,469
KC Chemicals CORP	Machinery and equipment		244	—
Hystech.Co. Ltd.	Machinery and equipment		734	734

		￦	21,626	11,203

(c) The gross amount and present value of minimum lease payments as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Less than 1 year	￦	13,114	11,771
1 year – 5 years		12,547	828
Unrealized interest income		(4,035)	(1,396)

Present value of minimum lease payment	￦	21,626	11,203

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

7.	Other Receivables

Other receivables as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Current
Loans	￦	421,818	617,696
Other accounts receivable		1,131,492	960,543
Accrued income		139,618	179,971
Deposits		93,891	107,137
Others		13,606	18,925
Less: Allowance for doubtful accounts		(260,683)	(248,266)

	￦	1,539,742	1,636,006

Non-current
Loans	￦	733,974	874,158
Other accounts receivable		81,938	92,939
Accrued income		1,746	1,663
Deposits		104,217	122,485
Less: Allowance for doubtful accounts		(158,963)	(212,069)

	￦	762,912	879,176

8.	Other Financial Assets

Other financial assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Current
Derivatives assets held for trading	￦	49,281	63,912
Financial assets held for trading		—	1,970
Available-for-sale securities (bonds)		2,952	136,141
Current portion of held-to-maturity securities		422	421
Short-term financial instruments (*1,2)		5,172,256	6,843,436

	￦	5,224,911	7,045,880

Non-current
Derivatives assets held for trading	￦	98,301	4,378
Available-for-sale securities (equity instruments) (*3,4)		2,392,534	1,730,753
Available-for-sale securities (bonds)		46,330	54,439
Available-for-sale securities (others)		73,108	56,782
Held-to-maturity securities		2,048	4,790
Long-term financial instruments (*2)		45,371	60,542

	￦	2,657,692	1,911,684

(*1)	As of December 31, 2016 and 2017, ￦6,813 million and ￦10,080 million, respectively, are restricted for use in a government project.

(*2)	As of December 31, 2016 and 2017, financial instruments amounting to ￦82,008 million and ￦78,477 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)	During the year ended December 31, 2017, there were objective evidences of impairment for listed equity securities such as FINE BESTEEL CO., LTD and others and for non-listed equity securities such as Congonhas Minerios S.A. and others due to the significant or prolonged decline in the fair value below cost of the shares. As a result, an impairment losses of ￦123,214 million was recognized in profit or loss for the year ended December 31, 2017.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(*4)	As of December 31, 2016 and 2017, ￦123,220 million and ￦136,099 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

9.	Inventories

(a) Inventories as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Finished goods	￦	1,200,344	1,526,628
Merchandise		851,325	930,558
Semi-finished goods		1,552,988	1,721,130
Raw materials		1,939,539	2,329,268
Fuel and materials		817,397	808,016
Construction inventories		1,455,115	1,692,092
Materials-in-transit		1,807,816	1,818,576
Others		94,535	103,144

		9,719,059	10,929,412

Less: Allowance for inventories valuation		(203,164)	(135,631)

	￦	9,515,895	10,793,781

(b) The changes of allowance for inventories valuation for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Beginning	￦	161,940	231,378	203,164
Loss on valuation of inventories		152,952	152,249	78,560
Realization on disposal of inventories		(77,102)	(161,458)	(138,967)
Others		(6,412)	(19,005)	(7,126)

Ending	￦	231,378	203,164	135,631

10.	Assets Held for Sale

Details of assets held for sale as of December 31, 2016 and 2017 are as follows:

	2016				2017
	Controlling company		Subsidiaries (*1)	Total	Controlling company	Subsidiaries (*2)	Total
	(in millions of Won)
Assets
Property, plant and equipment		764	305,864	306,628	392	71,340	71,732
Others		—	5,330	5,330	—	36	36

	￦	764	311,194	311,958	392	71,376	71,768

(*1)	During the year ended December 2016, Posco e&c Songdo International Building, a subsidiary of the Company, entered into a sales contract regarding disposal of the office building of POSCO ENGINEERING & CONSTRUCTION CO., LTD. in Songdo and classified the accompanying property, plant and equipment as assets held for sale. During the year ended December 2017, disposal of the accompanying assets held for sale was completed.

(*2)	During the year ended December 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, determined to dispose of the office building, Seomyeon Fiesta, in Busan and classified the related property, plant and equipment amounting to ￦71,340 million as assets held for sale.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

11.	Investments in Associates and Joint ventures

(a) Investments in associates and joint ventures as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Investments in associates	￦	1,595,441	1,520,441
Investments in joint ventures		2,286,948	2,037,491

	￦	3,882,389	3,557,932

(b) Details of investments in associates as of December 31, 2016 and 2017 are as follows:

	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2016		2017
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,713,975,892	31.14	￦	178,787	￦	175,690	175,553
SNNC	18,130,000	49.00		90,650		107,859	110,424
QSONE Co.,Ltd.	200,000	50.00		84,395		84,799	85,049
Chun-cheon Energy Co., Ltd. (*1)	16,098,143	45.67		80,491		45,077	74,378
Incheon-Gimpo Expressway Co., Ltd. (*1)	9,032,539	18.26		45,163		37,372	31,660
BLUE OCEAN Private Equity Fund	333	27.52		33,300		35,752	19,620
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		12,551	17,252
UITrans LRT Co., Ltd. (*1)	7,714,380	38.19		38,572		17,851	15,841
Daesung Steel	108,038	17.54		14,000		12,302	15,500
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,314	12,379
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	6,485	12.50		6,485		11,890	6,828
KONES, Corp.	3,250,000	41.67		6,893		5,641	2,827
Others (35 companies) (*1)						55,061	67,325

						615,159	634,636

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		215,996	197,069
AES-VCM Mong Duong Power Company Limited (*2)	—	30.00		164,303		167,141	142,348
7623704 Canada Inc.	114,452,000	10.40		124,341		137,512	121,702
Eureka Moly LLC	—	20.00		240,123		89,601	79,398
AMCI (WA) PTY LTD	49	49.00		209,664		70,501	63,378
Nickel Mining Company SAS	3,234,698	49.00		157,585		45,138	45,905
NCR LLC	—	29.41		37,634		36,738	33,738
KOREA LNG LTD.	2,400	20.00		135,205		63,058	33,422
PT. Batutua Tembaga Raya	128,285	22.00		21,824		22,723	21,823
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		18,008	15,617
PT. Wampu Electric Power (*1)	8,708,400	20.00		10,054		8,706	13,391
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,840	6,517
Others (26 companies) (*1)						98,320	111,497

						980,282	885,805

					￦	1,595,441	1,520,441

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(*1)	As of December 31, 2016 and 2017, investments in associates amounting to ￦124,963 million and ￦158,370 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	As of December 31, 2016 and 2017, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.

(c) Details of investments in joint ventures as of December 31, 2016 and 2017 are as follows:

	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2016		2017
	(in millions of Won)
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	83,113	110,760
Others (5 companies)						—	6,094

						83,113	116,854

[Foreign]
Roy Hill Holdings Pty Ltd (*1)	13,117,972	12.50		1,528,672		1,186,859	1,125,133
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		393,570	348,836
CSP — Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		330,463	146,427
KOBRASCO	2,010,719,185	50.00		32,950		88,308	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		97,369	88,305
DMSA/AMSA (*1)	—	4.00		304,623		74,935	56,735
Others (14 companies)						32,331	46,716

						2,203,835	1,920,637

					￦	2,286,948	2,037,491

(*1)	As of December 31, 2016 and 2017, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(d) The movements of investments in associates and joint ventures for the years ended December 31, 2016 and 2017 were as follows:

1) For the year ended December 31, 2016

Company	December 31, 2015 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2016 Book value
				(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	175,676	222	—	(399)	191	175,690
SNNC		111,326	—	—	(3,417)	(50)	107,859
QSONE Co.,Ltd.		83,919	—	—	880	—	84,799
Chun-cheon Energy Co., Ltd		30,420	19,832	—	(5,175)	—	45,077
Incheon-Gimpo Expressway Co., Ltd.		39,447	—	—	(2,758)	683	37,372
BLUE OCEAN Private Equity Fund		35,437	—	—	643	(328)	35,752
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,265	—	—	286	—	12,551
UITrans LRT Co., Ltd.		40,903	6,817	—	(29,825)	(44)	17,851
Daesung Steel		14,000	—	—	(2,272)	574	12,302
Keystone NO. 1. Private Equity Fund		13,015	—	—	281	18	13,314
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	1,186	(6,000)	11,890
KONES, Corp.		5,775	—	—	(256)	122	5,641
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(21,929)	72	83,113
POSCO PLANTEC Co., Ltd.		171,218	—	—	(171,927)	709	—
SeAH Changwon Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
POSCO ES MATERIALS CO.,LTD		38,447	—	—	(2,061)	(36,386)	—
Others (33 companies)		33,933	20,061	(200)	(2,802)	4,069	55,061

		1,091,334	48,807	(200)	(234,748)	(206,921)	698,272

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(59,717)	46,855	6,589	215,996
AES-VCM Mong Duong Power Company Limited		153,271	—	—	27,031	(13,161)	167,141
7623704 Canada Inc.		134,034	—	(921)	175	4,224	137,512
Eureka Moly LLC		87,878	—	—	(18)	1,741	89,601
AMCI (WA) PTY LTD		72,289	—	—	(3,358)	1,570	70,501
Nickel Mining Company SAS		76,445	—	—	(31,047)	(260)	45,138
NCR LLC		35,447	—	—	(41)	1,332	36,738
KOREA LNG LTD.		53,548	—	(6,342)	6,392	9,460	63,058
PT. Batutua Tembaga Raya		15,382	7,040	—	—	301	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(412)	(891)	18,008
PT. Wampu Electric Power		8,855	—	—	(397)	248	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	242	(463)	6,840
Roy Hill Holdings Pty Ltd		1,153,434	—	—	12,643	20,782	1,186,859
POSCO-NPS Niobium LLC		381,461	—	(10,893)	11,499	11,503	393,570
CSP - Compania Siderurgica do Pecem		80,805	88,930	—	116,694	44,034	330,463
KOBRASCO		78,364	—	(29,297)	20,761	18,480	88,308
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	258	(3,797)	97,369
DMSA/AMSA		105,964	24,624	—	(60,415)	4,762	74,935
Others (37 companies)		67,273	28,993	(4,252)	(791)	39,428	130,651

		2,853,999	149,587	(111,422)	146,071	145,882	3,184,117

	￦	3,945,333	198,394	(111,622)	(88,677)	(61,039)	3,882,389

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) For the year ended December 31, 2017

Company	December 31, 2016 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2017 Book value
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	175,690	—	—	418	(555)	175,553
SNNC		107,859	—	—	2,370	195	110,424
QSONE Co.,Ltd.		84,799	—	(368)	618	—	85,049
Chun-cheon Energy Co., Ltd		45,077	27,791	—	1,510	—	74,378
Incheon-Gimpo Expressway Co., Ltd.		37,372	—	—	(6,463)	751	31,660
BLUE OCEAN Private Equity Fund		35,752	—	—	(8,154)	(7,978)	19,620
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		12,551	—	—	4,701	—	17,252
UITrans LRT Co., Ltd.		17,851	—	—	(2,010)	—	15,841
Daesung Steel		12,302	—	—	3,198	—	15,500
Keystone NO. 1. Private Equity Fund		13,314	—	—	(886)	(49)	12,379
KoFC POSCO HANWHA KB Shared Growth
NO. 2. Private Equity Fund		11,890	—	—	(197)	(4,865)	6,828
KONES, Corp.		5,641	—	—	(2,774)	(40)	2,827
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	27,582	65	110,760
Others (40 companies)		55,061	28,348	(137)	(7,995)	(1,858)	73,419

		698,272	56,139	(505)	11,918	(14,334)	751,490

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(37,016)	42,896	(24,807)	197,069
AES-VCM Mong Duong Power Company Limited		167,141	—	(30,798)	19,644	(13,639)	142,348
7623704 Canada Inc.		137,512	—	(7,563)	7,468	(15,715)	121,702
Eureka Moly LLC		89,601	—	—	(35)	(10,168)	79,398
AMCI (WA) PTY LTD.		70,501	—	—	(4,299)	(2,824)	63,378
Nickel Mining Company SAS		45,138	—	—	424	343	45,905
NCR LLC		36,738	276	—	(60)	(3,216)	33,738
KOREA LNG LTD.		63,058	—	(6,466)	(70,180)	47,010	33,422
PT. Batutua Tembaga Raya		22,723	—	—	260	(1,160)	21,823
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(1,268)	(1,123)	15,617
PT. Wampu Electric Power		8,706	—	—	5,927	(1,242)	13,391
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,840	—	—	303	(626)	6,517
Roy Hill Holdings Pty Ltd.		1,186,859	—	—	46,020	(107,746)	1,125,133
POSCO-NPS Niobium LLC		393,570	—	(17,277)	17,173	(44,630)	348,836
CSP-Compania Siderurgica do Pecem		330,463	—	—	(147,847)	(36,189)	146,427
KOBRASCO		88,308	—	(22,135)	56,445	(14,133)	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	(5,542)	1,555	(5,077)	88,305
DMSA/AMSA		74,935	13,712	—	(22,339)	(9,573)	56,735
Others (40 companies)		130,651	22,209	(4,408)	46,535	(36,774)	158,213

		3,184,117	36,197	(131,205)	(1,378)	(281,289)	2,806,442

	￦	3,882,389	92,336	(131,710)	10,540	(295,623)	3,557,932

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(e) Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2017 are as follows:

1) December 31, 2016

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	597,767	864	596,903	—	(1,349)
SNNC		725,987	482,429	243,558	527,101	2,022
QSONE Co.,Ltd.		247,385	77,786	169,599	15,961	1,760
Chun-cheon Energy Co., Ltd		547,805	378,613	169,192	—	(3,748)
Incheon-Gimpo Expressway Co., Ltd.		929,539	718,107	211,432	—	(1,910)
BLUE OCEAN Private Equity Fund		357,723	220,895	136,828	456,311	2,335
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		136,857	124,666	12,191	19,028	967
UITrans LRT Co., Ltd.		400,761	307,625	93,136	—	(822)
Daesung Steel		150,944	112,194	38,750	60,772	(12,955)
Keystone NO. 1. Private Equity Fund		119,378	79,946	39,432	197	694
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		96,213	1,094	95,119	14,157	9,561
KONES, Corp.		2,627	1,519	1,108	3,952	(615)
POSCO MITSUBISHI CARBON TECHNOLOGY		448,618	311,070	137,548	53,908	(36,572)
POSCO PLANTEC Co., Ltd.		501,659	678,004	(176,345)	361,351	(43,195)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,171,689	1,305,942	865,747	491,011	187,114
7623704 Canada Inc.		1,334,391	1	1,334,390	—	19,485
Nickel Mining Company SAS		491,458	347,194	144,264	145,571	(61,473)
KOREA LNG LTD.		303,389	19,704	283,685	33,035	31,962
PT. Batutua Tembaga Raya		351,119	332,037	19,082	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		83,291	24,676	58,615	117,387	(1,216)
PT. Wampu Electric Power		206,052	165,618	40,434	3,405	(1,984)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		67,905	40,451	27,454	81,260	938
Roy Hill Holdings Pty Ltd		10,962,261	8,059,714	2,902,547	845,243	129,968
POSCO-NPS Niobium LLC		786,937	—	786,937	—	24,719
CSP - Compania Siderurgica do Pecem		5,682,161	4,237,247	1,444,914	226,669	243,151
KOBRASCO		178,853	2,236	176,617	72,274	41,522
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		789,336	427,475	361,861	948,488	1,033
DMSA/AMSA		6,570,172	4,842,560	1,727,612	579,388	(519,969)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) December 31, 2017

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	562,698	866	561,832	—	1,261
SNNC		705,975	459,519	246,456	576,023	2,417
QSONE Co.,Ltd.		248,779	78,680	170,099	15,297	1,236
Chun-cheon Energy Co., Ltd		700,079	539,137	160,942	164,294	(8,250)
Incheon-Gimpo Expressway Co., Ltd.		1,132,233	922,338	209,895	—	(23,221)
BLUE OCEAN Private Equity Fund		311,129	188,512	122,617	445,238	(3,345)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		76,184	48,072	28,112	77,093	15,921
UITrans LRT Co., Ltd.		464,074	384,202	79,872	3,689	(13,263)
Daesung Steel		169,774	112,795	56,979	70,434	18,230
Keystone NO. 1. Private Equity Fund		170,155	133,033	37,122	5,391	(2,070)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,936	1,315	54,621	10,212	(1,578)
KONES, Corp.		2,766	1,616	1,150	5,379	139
POSCO MITSUBISHI CARBON TECHNOLOGY		478,847	295,052	183,795	154,312	46,138

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,911,942	1,121,783	790,159	445,682	171,303
7623704 Canada Inc.		1,182,376	9	1,182,367	—	82,344
Nickel Mining Company SAS		465,700	324,687	141,013	179,683	(4,450)
KOREA LNG LTD.		179,269	86	179,183	34,640	32,446
PT. Batutua Tembaga Raya		336,085	272,542	63,543	195,520	49,091
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		70,437	18,722	51,715	85,850	(3,736)
PT. Wampu Electric Power		212,095	148,177	63,918	779	29,634
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		70,701	43,588	27,113	84,973	1,210
Roy Hill Holdings Pty Ltd		10,148,416	6,600,900	3,547,516	2,988,372	797,008
POSCO-NPS Niobium LLC		697,470	—	697,470	—	32,481
CSP - Compania Siderurgica do Pecem		4,805,353	4,223,392	581,961	1,290,767	(740,591)
KOBRASCO		252,813	35,843	216,970	179,453	112,890
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		717,472	391,871	325,601	1,245,178	5,978
DMSA/AMSA		5,586,171	4,167,906	1,418,265	630,229	(475,958)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2017 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mineral development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

13.	Investment Property, Net

(a) Investment property as of December 31, 2016 and 2017 are as follows:

	2016				2017
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
	(in millions of Won)
Land	￦	423,910	(31,187)	392,723	360,402	—	360,402
Buildings		807,657	(136,118)	671,539	727,022	(92,982)	634,040
Structures		3,148	(1,001)	2,147	7,717	(1,436)	6,281
Construction-in-progress		51,311	—	51,311	64,191	—	64,191

	￦	1,286,026	(168,306)	1,117,720	1,159,332	(94,418)	1,064,914

As of December 31, 2017, the fair value of investment property is ￦1,663,682 million, among which the Company believed the fair value of its investment property of six subsidiaries, including POSCO (Dalian) IT Center Development Co., Ltd. approximate its book value of ￦126,026 million. Also, the Company used the prior year’s fair value for some of the investment property since it is believed that the fair value has not changed significantly.

(b) Changes in the carrying amount of investment property for the years ended December 31, 2016 and 2017 were as follows:

1) For the year ended December 31, 2016

	Beginning		Acquisitions	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	346,879	24,116	(8,056)	—	29,784	392,723
Buildings		696,526	7,548	(3,339)	(24,043)	(5,153)	671,539
Structures		1,819	1	—	(288)	615	2,147
Construction-in-progress		39,068	13,910	—	—	(1,667)	51,311

	￦	1,084,292	45,575	(11,395)	(24,331)	23,579	1,117,720

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(*1)	Impairment loss on investment property amounting to ￦318 million is included.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2017

	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
	(in millions of Won)
Land	￦	392,723	20,941	(37,725)	—	(15,537)	360,402
Buildings		671,539	38,831	(9,506)	(23,450)	(43,374)	634,040
Structures		2,147	—	—	(591)	4,725	6,281
Construction-in-progress		51,311	17,648	—	—	(4,768)	64,191

	￦	1,117,720	77,420	(47,231)	(24,041)	(58,954)	1,064,914

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2016 and 2017 are as follows:

	2016					2017
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Land	￦	2,607,660	(6,452)	—	2,601,208	2,534,102	(6,452)	—	2,527,650
Buildings		9,180,028	(4,183,974)	(423)	4,995,631	9,311,426	(4,433,996)	(412)	4,877,018
Structures		5,385,365	(2,476,818)	(67)	2,908,480	5,452,713	(2,686,802)	(59)	2,765,852
Machinery and equipment		46,698,254	(26,379,544)	(320)	20,318,390	46,669,612	(27,301,410)	(245)	19,367,957
Vehicles		306,770	(259,986)	(85)	46,699	296,815	(263,884)	(70)	32,861
Tools		385,960	(312,266)	(2,314)	71,380	380,144	(315,446)	(1,058)	63,640
Furniture and fixtures		609,736	(477,064)	(266)	132,406	643,779	(498,192)	(148)	145,439
Finance lease assets		248,590	(89,577)	—	159,013	243,160	(97,903)	—	145,257
Bearer plants		—	—	—	—	70,031	(4,516)	—	65,515
Construction-in-progress		2,542,233	—	(5,101)	2,537,132	1,897,885	—	(5,539)	1,892,346

	￦	67,964,596	(34,185,681)	(8,576)	33,770,339	67,499,667	(35,608,601)	(7,531)	31,883,535

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b) Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2016 and 2017 were as follows:

1) For the year ended December 31, 2016

	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,572,807	8,901	15,687	(16,176)	(6,452)	26,441	2,601,208
Buildings		5,165,725	37,493	277,242	(12,857)	(396,899)	(75,073)	4,995,631
Structures		2,949,413	19,043	—	(1,994)	(216,631)	158,649	2,908,480
Machinery and equipment		21,093,743	193,856	47,021	(36,095)	(2,277,740)	1,297,605	20,318,390
Vehicles		52,005	8,967	88	(1,990)	(18,484)	6,113	46,699
Tools		73,478	17,546	635	(848)	(27,396)	7,965	71,380
Furniture and fixtures		148,099	30,650	32	(4,248)	(51,361)	9,234	132,406
Finance lease assets		92,796	79,556	—	(38)	(13,409)	108	159,013
Construction-in-progress		2,374,789	1,935,339	2,181	(4,255)	—	(1,770,922)	2,537,132

	￦	34,522,855	2,331,351	342,886	(78,501)	(3,008,372)	(339,880)	33,770,339

(*1)	Includes impairment losses on property, plant and equipment amounting to ￦196,882 million. During the year ended December 31, 2016, due to the existence of indicators for impairment, such as continuing operating loss on fuel cell business of the POSCO ENERGY CO., LTD., which is included in other reportable segment, the Company performed impairment test and recognized impairment loss of ￦61,565 million. Recoverable amount was determined based on value-in-use, which was calculated by applying a 14.0% discount rate. The impairment recorded in 2016 also included ￦58,388 million related to POSCO for individual assets based on disposal plans.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2017

	Beginning		Acquisitions	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,601,208	3,477	(18,226)	—	(58,809)	2,527,650
Buildings		4,995,631	53,961	(5,782)	(361,531)	194,739	4,877,018
Structures		2,908,480	18,943	(2,558)	(246,229)	87,216	2,765,852
Machinery and equipment		20,318,390	194,653	(93,210)	(2,217,435)	1,165,559	19,367,957
Vehicles		46,699	9,982	(1,623)	(22,340)	143	32,861
Tools		71,380	16,424	(976)	(28,539)	5,351	63,640
Furniture and fixtures		132,406	61,597	(1,296)	(48,416)	1,148	145,439
Finance lease assets		159,013	4,760	(453)	(14,810)	(3,253)	145,257
Bearer plants		—	—	—	(4,830)	70,345	65,515
Construction-in-progress		2,537,132	1,894,067	(817)	(36,706)	(2,501,330)	1,892,346

	￦	33,770,339	2,257,864	(124,941)	(2,980,836)	(1,038,891)	31,883,535

(*1)	Includes impairment losses on property, plant and equipment amounting to ￦117,231 million. During the year ended December 31, 2017, due to the existence of indicators for impairment, such as continuing operating loss on Suncheon Bay Personal Rapid Transit business of the Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, the Company performed impairment test and recognized impairment loss of ￦48,070 million. The impairment recorded in 2017 also included ￦17,651 million related to POSCO for individual assets due to a decline in economic result and others.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2016 and 2017 were as follows:

	2016		2017
	(in millions of Won)
Weighted average expenditure	￦	1,070,280	1,180,563
Borrowing costs capitalized		40,321	37,261
Capitalization rate (%)		3.32 ~ 3.82	1.74 ~ 3.45

(d) Property, plant and equipment and investment property pledged as collateral as of December 31, 2016 and 2017 are as follows:

		Book value
	Collateral right holder	2016		2017 (*2)
		(in millions of Won)
Land (*1)	Korean Development Bank and others	￦	925,670	822,057
Buildings and structures (*1)	Korean Development Bank and others		1,734,543	1,678,403
Machinery and equipment	Korean Development Bank and others		4,037,813	3,527,420
Construction-in-progress	Korean Development Bank and others		—	15,389

		￦	6,698,026	6,043,269

(*1)	Investment property and other assets(land-use right) are included.

(*2)	As of December 31, 2017, the pledged amount is ￦4,984,841 million.

15. Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2016 and 2017 are as follows:

	2016					2017
	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
	(in millions of Won)
Goodwill	￦	1,669,556	(294,425)	—	1,375,131	1,604,288	(254,450)	—	1,349,838
Intellectual property rights		2,923,030	(401,156)	(703)	2,521,171	3,140,159	(690,966)	—	2,449,193
Premium in rental		139,843	(20,804)	—	119,039	139,873	(21,563)	—	118,310
Development expense		376,327	(259,184)	(131)	117,012	397,129	(316,892)	(19)	80,218
Port facilities usage rights		633,025	(376,408)	—	256,617	705,692	(396,319)	—	309,373
Exploration and evaluation assets		196,124	(33,856)	—	162,268	296,320	(90,376)	—	205,944
Customer relationships		859,643	(345,398)	—	514,245	857,624	(390,679)	—	466,945
Power generation permit		539,405	—	—	539,405	539,405	—	—	539,405
Other intangible assets		1,007,871	(524,000)	(30)	483,841	1,006,219	(573,152)	(24)	433,043

	￦	8,344,824	(2,255,231)	(864)	6,088,729	8,686,709	(2,734,397)	(43)	5,952,269

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b) The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2016 and 2017 were as follows:

1) For the year ended December 31, 2016

	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others (*2)	Ending
	(in millions of Won)
Goodwill	￦	1,461,954	—	—	—	(95,984)	9,161	1,375,131
Intellectual property rights		2,667,086	56,849	(753)	(204,112)	(16,786)	18,887	2,521,171
Premium in rental (*1)		127,949	1,964	(7,526)	(243)	(1,559)	(1,546)	119,039
Development expense		135,796	4,027	(60)	(61,732)	(298)	39,279	117,012
Port facilities usage rights		264,801	—	—	(15,217)	—	7,033	256,617
Exploration and evaluation assets		151,144	45,524	—	—	(3,290)	(31,110)	162,268
Customer relationships		559,809	—	—	(47,790)	—	2,226	514,245
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	52,350	(1,454)	(48,910)	(7,353)	(8,602)	483,841

	￦	6,405,754	160,714	(9,793)	(378,004)	(125,270)	35,328	6,088,729

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2) For the year ended December 31, 2017

	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*2)	Ending
	(in millions of Won)
Goodwill	￦	1,375,131	—	—	—	—	(21,750)	(3,543)	1,349,838
Intellectual property rights		2,521,171	167,580	47,625	(450)	(217,932)	(74,524)	5,723	2,449,193
Premium in rental (*1)		119,039	6,006	—	(3,666)	(611)	(1,661)	(797)	118,310
Development expense		117,012	3,479	—	(1,179)	(66,847)	(694)	28,447	80,218
Port facilities usage rights		256,617	—	—	—	(19,912)	—	72,668	309,373
Exploration and evaluation assets		162,268	91,548	—	—	—	(56,519)	8,647	205,944
Customer relationships		514,245	—	—	—	(46,508)	—	(792)	466,945
Power generation permit		539,405	—	—	—	—	—	—	539,405
Other intangible assets		483,841	84,502	—	(1,641)	(57,964)	(11,829)	(63,866)	433,043

	￦	6,088,729	353,115	47,625	(6,936)	(409,774)	(166,977)	46,487	5,952,269

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(c) For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2016 and 2017 are as follows:

Reportable segments	Total number of CGUs
	2016	2017	CGUs	2016		2017
				(in millions of Won)
Steel	9	7	POSCO VST CO., LTD.	￦	36,955	36,955
			Others (*1)		13,151	12,494
Trading	2	2	POSCO DAEWOO Corporation (*1)		1,163,922	1,165,030
			PT. Bio Inti Agrindo		8,070	7,099
E&C	4	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD. (*2)		—	90,426
			POSCO Engineering CO.,Ltd (*2)		111,309	—
			DONG FANG JIN HONG		166	157
Others	6	5	POSCO ENERGY CO., LTD.		26,471	26,471
			Others		15,087	11,206

Total	21	16		￦	1,375,131	1,349,838

(*1)	For the year ended December 31, 2017, POSCO DAEWOO Corporation has taken over steel marketing and other business unit of POSCO Processing & Service. As a result, goodwill of POSCO Processing & Service amounting to ￦1,108 million was transferred to POSCO DAEWOO Corporation.

Recoverable amounts of POSCO DAEWOO Corporation are determined based on its value in use. As of December 31, 2017, value in use is estimated by applying 8.1% discount rate and 1.9% terminal growth rate within 5 years, the period for the estimated future cash flows, based on management’s business plan. The terminal growth rate does not exceed long-term average growth rate of its industry. No impairment loss on goodwill was recognized for the year ended December 31, 2017 as the recoverable amount exceeded the carrying amount of the CGU.

The estimated recoverable amount of the CGU exceeded the carrying amount by ￦117,324 million. Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.45% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.78%. Management believes that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would result in impairment loss of goodwill.

(*2)	For the year ended December 31, 2017, POSCO Engineering CO., Ltd was merged into POSCO ENGINEERING & CONSTRUCTION CO., LTD, resulting in transfer of its goodwill to POSCO ENGINEERING & CONSTRUCTION CO., LTD.

Recoverable amounts of POSCO ENGINEERING & CONSTRUCTION CO., LTD are determined based on its value in use. As of December 31, 2017, value in use is estimated by applying 8.2% discount rate and 1.0% terminal growth rate within 5 years, the period for the estimated future cash flows, based on management’s business plan. The terminal growth rate does not exceed long-term average growth rate of its industry. Impairment loss on goodwill of ￦20,883 million was recognized for the year ended December 31, 2017 as the recoverable amount is lower than the carrying amount of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.02% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 2.06%.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Current
Advance payment	￦	787,452	661,779
Prepaid expenses		105,102	143,032
Firm commitment asset		—	15,115
Others		1,930	1,316

		894,484	821,242

Non-current
Long-term advance payment		27,189	24,201
Long-term prepaid expenses		380,678	333,153
Others (*1)		159,813	131,657

	￦	567,680	489,011

(*1)	As of December 31, 2016 and 2017, the Company recognized tax assets amounting to ￦100,693 million and ￦88,633 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

17.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2016 and 2017 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2016		2017
	(in millions of Won)
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2017~ December, 2017	January, 2018~ December, 2018	1.2~9.0	￦	254,036	217,879
Short-term borrowings	HSBC and others	January, 2017~ December, 2017	January, 2018~ December, 2018	0.3~10.5		7,725,691	7,956,939

						7,979,727	8,174,818

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ November, 2017	February, 2018~ December, 2018	0.4~8.5		1,390,733	1,407,123
Current portion of debentures	Korean Development Bank and others	August, 2009~ November, 2016	February, 2018~ December, 2018	1.4~6.1		825,176	1,693,974
Less: Current portion of discount on debentures issued						(829)	(1,399)

						2,215,080	3,099,698

					￦	10,194,807	11,274,516

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b) Long-term borrowings, excluding current portion as of December 31, 2016 and 2017 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2016		2017
	(in millions of Won)
Long-term borrowings	Export-Import bank of Korea and others	September, 2001~ December, 2017	March, 2019~ March, 2037	0.5~8.4	￦	6,420,612	4,839,199
Less: Present value discount						(55,799)	(36,459)
Bonds	Korea Development Bank and others	August, 2009~ November, 2017	February, 2019~ July, 2025	1.8~6.3		6,163,896	4,999,575
Less: Discount on debentures issued						(18,518)	(13,174)

					￦	12,510,191	9,789,141

(c) Assets pledged as collateral in regards to the borrowings as of December 31, 2017 are as follows:

	Bank	Book value	Pledged amount
	(in millions of Won)
Property, plant and equipment and Investment property (*1)	Korea Development Bank and others	￦ 5,777,330	4,969,201
Trade accounts and notes receivable	Korea Development Bank and others	147,581	147,581
Inventories	Export-Import Bank of Korea and others	162,198	116,378
Financial instruments	Woori Bank and others	56,491	55,048

		￦6,143,600	5,288,208

(*1)	Includes other assets(land-use right).

18.	Other Payables

Other payables as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Current
Accounts payable	￦	854,623	800,374
Accrued expenses		665,295	653,923
Dividend payable		7,770	7,213
Finance lease liabilities		24,523	17,763
Withholdings		299,448	274,188

	￦	1,851,659	1,753,461

Non-current
Accounts payable	￦	6,823	4,632
Accrued expenses		41,082	14,234
Finance lease liabilities		89,886	75,255
Long-term withholdings		70,768	53,629

	￦	208,559	147,750

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Current
Derivatives liabilities	￦	85,786	69,872
Financial guarantee liabilities		63,962	59,940

	￦	149,748	129,812

Non-current
Derivatives liabilities	￦	37,110	85,638
Financial guarantee liabilities		44,199	28,467

	￦	81,309	114,105

20. Provisions

(a) Provisions as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Current		Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	￦	42,986	—	49,171	—
Provision for construction warranties		10,551	86,158	11,804	106,232
Provision for legal contingencies and claims (*1)		4,348	80,498	495	36,269
Provision for the restoration (*2)		10,169	52,425	12,273	121,917
Others (*3,4)		46,811	118,658	37,203	212,754

	￦	114,865	337,739	110,946	477,172

(*1)	The Company recognized probable outflow of resources amounting to ￦30,425 million and ￦27,963 million as provisions in relation to lawsuits against the Company as of December 31, 2016 and 2017, respectively.

(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ￦29,471 million as provisions for restoration as of December 31, 2017. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.73% to measure present value of these costs.

(*3)	As of December 31, 2016 and 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ￦87,827 million and ￦157,461 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)	As of December 31, 2016 and 2017, the amount includes a provision of ￦23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

(b) The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(c) Changes in provisions for the years ended December 31, 2016 and 2017 were as follows:

1) For the year ended December 31, 2016

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	42,602	44,106	(42,211)	(272)	(1,239)	42,986
Provision for construction warranties		81,446	33,925	(19,469)	(2,695)	3,502	96,709
Provision for legal contingencies and claims		52,610	45,525	(14,012)	(188)	911	84,846
Provisions for the restoration		45,111	42,529	(13,367)	(12,475)	796	62,594
Others		102,243	131,911	(68,143)	(3,086)	2,544	165,469

	￦	324,012	297,996	(157,202)	(18,716)	6,514	452,604

(*1)	Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2017

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	42,986	74,728	(64,319)	(3,035)	(1,189)	49,171
Provision for construction warranties		96,709	40,916	(18,006)	(2,502)	919	118,036
Provision for legal contingencies and claims		84,846	27,459	(70,156)	(1,749)	(3,636)	36,764
Provisions for the restoration		62,594	63,438	(8,530)	—	16,688	134,190
Others		165,469	161,054	(64,850)	(20,199)	8,483	249,957

	￦	452,604	367,595	(225,861)	(27,485)	21,265	588,118

(*1)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a) Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Expense related to post-employment benefit plans under defined contribution plans	￦	25,224	30,344	35,538

(b) Defined benefit plans

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Present value of funded obligations	￦	1,715,583	1,826,907
Fair value of plan assets (*1)		(1,693,118)	(1,714,166)
Present value of non-funded obligations		17,437	16,228

Net defined benefit liabilities	￦	39,902	128,969

(*1)	As of December 31, 2016 and 2017, the Company recognized net defined benefit assets amounting to ￦83,702 million and ￦8,224 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) Changes in present value of defined benefit obligations for the years ended December 31, 2016 and 2017 were as follows:

	2016		2017
	(in millions of Won)
Defined benefit obligations at the beginning of period	￦	1,714,115	1,733,020
Current service costs		285,706	209,612
Interest costs		39,286	35,830
Remeasurements:		(32,927)	51,994
— Gain from change in financial assumptions		(72,910)	(50,218)
— Loss (gain) from change in demographic assumptions		(4,140)	15,952
— Others		44,123	86,260
Benefits paid		(278,278)	(185,220)
Others		5,118	(2,101)

Defined benefit obligations at the end of period	￦	1,733,020	1,843,135

3) Changes in fair value of plan assets for the years ended December 31, 2016 and 2017 were as follows:

	2016		2017
	(in millions of Won)
Fair value of plan assets at the beginning of period	￦	1,532,090	1,693,118
Interest on plan assets		37,385	45,516
Remeasurement of plan assets		(6,963)	(17,190)
Contributions to plan assets		328,671	164,828
Benefits paid		(189,817)	(168,643)
Others		(8,248)	(3,463)

Fair value of plan assets at the end of period	￦	1,693,118	1,714,166

The Company expects to make an estimated contribution of ￦164,865 million to the defined benefit plan assets in 2018.

4) The fair value of plan assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Equity instruments	￦	56,187	41,218
Debt instruments		411,726	367,027
Deposits		1,167,475	1,254,571
Others		57,730	51,350

	￦	1,693,118	1,714,166

5) The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Current service costs	￦	239,508	285,706	209,612
Net interest costs (*1)		5,894	1,901	(9,686)

	￦	245,402	287,607	199,926

(*1)	The actual return on plan assets amounted to ￦32,630 million, ￦30,422 million and ￦28,326 million for the years ended December 31, 2015, 2016 and 2017, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

The above expenses by function were as follows:

	2015		2016	2017
	(in millions of Won)
Cost of sales	￦	170,334	161,810	131,724
Selling and administrative expenses		74,210	124,994	67,424
Others		858	803	778

	￦	245,402	287,607	199,926

6) Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Beginning	￦	(314,106)	(272,152)	(251,612)
Current actuarial gains (losses)		41,954	20,540	(47,543)

Ending	￦	(272,152)	(251,612)	(299,155)

7) The principal actuarial assumptions as of December 31, 2016 and 2017 are as follows:

	2016	2017
	(%)
Discount rate	2.15~8.59	2.70~7.75
Expected future increase in salaries (*1)	1.00~10.00	1.04~10.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past three years.

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

8) Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
	(in millions of Won)
Discount rate	￦	(123,568)	(6.7)	138,196	7.5
Expected future increase in salaries		136,385	7.4	(124,400)	(6.7)

9) As of December 31, 2017 the maturity of the expected benefit payments are as follows:

	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
	(in millions of Won)
Benefits paid	￦	109,212	613,786	792,792	655,599	347,280	2,518,669

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

22.	Other Liabilities

Other liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Current
Due to customers for contract work	￦	1,031,663	782,968
Advances received		864,536	1,183,108
Unearned revenue		8,702	7,121
Withholdings		186,665	221,940
Firm commitment liability		—	12,192
Others		22,307	33,590

	￦	2,113,873	2,240,919

Non-current
Advances received		418,832	353,631
Unearned revenue		20,013	18,440
Others		40,338	14,360

	￦	479,183	386,431

23.	Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	—	1,970
Derivatives assets held for trading		147,582	65,051
Derivatives assets designated as hedging instruments		—	3,239
Available-for-sale financial assets		2,514,924	1,978,115
Held-to-maturity financial assets		2,470	5,211
Loans and receivables		19,277,709	21,268,107

	￦	21,942,685	23,321,693

The Company applies fair value hedge which uses commodity futures as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding fixed price sales or purchase commitments. Also, the Company applies cash flow hedge which uses currency swap as hedging instrument in order to hedge the risk of changes in cash flow from borrowings due to foreign currency fluctuations.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) Financial liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	122,896	142,280
Derivatives liabilities designated as hedging instruments		—	13,230
Financial liabilities measured at amortized cost
Trade accounts and notes payable		4,117,798	3,477,678
Borrowings		22,704,998	21,063,657
Financial guarantee liabilities		108,161	88,407
Others		2,007,114	1,865,683

	￦	29,060,967	26,650,935

3) Finance income and costs by category of financial instrument for the years ended December 31, 2015, 2016 and 2017 were as follows:

① December 31, 2015

	Finance income and costs								Other comprehensive loss
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
	(in millions of Won)
Derivatives assets	￦	—	129,949	—	357,715	—	—	487,664	—
Available-for-sale financial assets		1,956	—	—	138,782	(142,781)	183,712	181,669	(187,854)
Held-to-maturity financial assets		456	—	—	—	—	(688)	(232)	—
Loans and receivables		207,781	—	283,030	(15,406)	—	(217)	475,188	—
Derivatives liabilities		—	(46,748)	—	(334,340)	—	—	(381,088)	—
Financial liabilities measured at amortized cost		(788,772)	—	(665,583)	—	—	(138,827)	(1,593,182)	—

	￦	(578,579)	83,201	(382,553)	146,751	(142,781)	43,980	(829,981)	(187,854)

② December 31, 2016

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
	(in millions of Won)
Derivatives assets	￦	—	57,411	—	310,625	—	—	368,036	—
Available-for-sale financial assets		431	—	—	127,524	(248,404)	41,000	(79,449)	310,608
Held-to-maturity financial assets		266	—	—	—	—	38	304	—
Loans and receivables		181,778	—	140,751	(17,854)	—	(172)	304,503	—
Derivatives liabilities		—	(72,976)	—	(332,415)	—	—	(405,391)	—
Financial liabilities measured at amortized cost		(658,726)	—	(283,059)	(61)	—	(28,367)	(970,213)	—

	￦	(476,251)	(15,565)	(142,308)	87,819	(248,404)	12,499	(782,210)	310,608

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

③ December 31, 2017

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets held for trading	￦	—	16	—	—	—	—	16	—
Derivatives assets		—	(99,942)	—	206,362	—	—	106,420	(143)
Available-for-sale financial assets		60	—	—	418,789	(123,214)	92,961	388,596	(31,389)
Held-to-maturity financial assets		236	—	—	—	—	7	243	—
Loans and receivables		212,155	—	(607,837)	(32,456)	—	(304)	(428,442)	—
Derivatives liabilities		—	(61,809)	—	(231,908)	—	—	(293,717)	—
Financial liabilities measured at amortized cost		(653,115)	—	777,935	—	—	(9,546)	115,274	—

	￦	(440,664)	(161,735)	170,098	360,787	(123,214)	83,118	(111,610)	(31,532)

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Cash and cash equivalents	￦	2,447,619	2,612,530
Financial assets held for trading		—	1,970
Derivative assets		147,582	68,290
Available-for-sale financial assets		51,649	192,866
Held-to-maturity financial assets		2,470	5,211
Loans and other receivables		7,104,940	9,099,444
Trade accounts and notes receivable, net		9,674,026	8,824,563
Long-term trade accounts and notes receivable, net		51,124	731,570

	￦	19,479,410	21,536,444

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2016 and 2017, the maximum exposure to credit risk related to the financial guarantees amounted to ￦2,995,544 million and ￦3,135,084 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) Impairment losses on financial assets

① Allowance for doubtful accounts as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Trade accounts and notes receivable	￦	558,125	634,129
Other accounts receivable		203,346	187,706
Loans		210,346	258,957
Other assets		5,954	13,672

	￦	977,771	1,094,464

② Impairment losses on financial assets for the years ended December 31, 2016 and 2017 were as follows:

	2016		2017
	(in millions of Won)
Bad debt expenses on trade accounts and notes receivable	￦	165,150	173,694
Other bad debt expenses (*1)		50,225	100,920
Impairment loss on available-for-sale financial assets		248,404	123,214
Less: Recovery of allowance for other bad debt accounts		(12,658)	(2,743)
Less: Recovery of impairment loss on held-to-maturity financial assets		(38)	(20)

	￦	451,083	395,065

(*1)	Other bad debt expenses are mainly related to other receivables and loans.

③ The aging and impairment losses of trade accounts and notes receivable as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
	(in millions of Won)
Not due	￦	7,963,491	62,511	7,736,092	65,314
Over due less than 1 month		790,042	27,482	445,390	12,546
1 month – 3 months		205,394	8,955	170,682	742
3 months – 12 months		189,605	26,814	384,313	21,030
Over 12 months		1,134,743	432,363	1,453,785	534,497

	￦	10,283,275	558,125	10,190,262	634,129

④ The aging and impairment losses of other receivables as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Other receivables		Impairment	Other receivables	Impairment
	(in millions of Won)
Not due	￦	1,641,924	23,958	1,888,726	9,672
Over due less than 1 month		197,772	75,207	235,559	35,539
1 month – 3 months		27,525	1,189	69,372	54,335
3 months – 12 months		82,337	20,300	96,942	64,467
over 12 months		357,401	298,992	365,202	296,322

	￦	2,306,959	419,646	2,655,801	460,335

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

⑤ Changes in the allowance for doubtful accounts for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Beginning	￦	954,153	999,678	977,771
Bad debt expenses		189,616	165,150	173,694
Other bad debt expenses		147,619	37,567	98,177
Others (*1)		(291,710)	(224,624)	(155,178)

Ending	￦	999,678	977,771	1,094,464

(*1)	Others for the year ended December 31, 2015 included a decrease of ￦199,003 million due to exclusion of POSCO PLANTEC Co., Ltd. from consolidation. Others for years ended December 31, 2016 and 2017, included decreases mainly due to write-off amounting to ￦216,657 million and ￦119,964 million, respectively.

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
	(in millions of Won)
Trade accounts and notes payable	￦	3,477,678	3,478,992	3,466,001	12,991	—
Borrowings		21,063,657	22,928,112	12,093,516	9,200,416	1,634,180
Financial guarantee liabilities (*1)		88,407	3,135,084	3,135,084	—	—
Other financial liabilities		1,865,683	1,874,667	1,721,004	153,663	—

	￦	26,495,425	31,416,855	20,415,605	9,367,070	1,634,180

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2) The maturity analysis of derivative financial liabilities is as follows:

	Within 1 year		1 year - 5 years	Total
	(in millions of Won)
Currency forward	￦	9,744	300	10,044
Currency futures		9,632	74,834	84,466
Currency swaps		25,553	10,504	36,057
Interest swaps		153	—	153
Other forwards		24,790	—	24,790

	￦	69,872	85,638	155,510

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Assets		Liabilities	Assets	Liabilities
	(in millions of Won)
USD	￦	5,007,649	6,636,065	4,215,151	5,940,380
EUR		463,110	550,235	552,630	454,072
JPY		45,975	821,403	165,356	709,318
Others		219,444	286,112	220,723	117,632

2) As of December 31, 2016 and 2017, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2016 and 2017 were as follows:

	2016			2017
	10% increase		10% decrease	10% increase	10% decrease
	(in millions of Won)
USD	￦	(162,842)	162,842	(172,523)	172,523
EUR		(8,713)	8,713	9,856	(9,856)
JPY		(77,543)	77,543	(54,396)	54,396

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Fixed rate
Financial assets	￦	8,650,483	10,943,300
Financial liabilities		(10,794,724)	(11,179,635)

		(2,144,241)	(236,335)

Variable rate
Financial liabilities	￦	(12,024,683)	(9,977,040)

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

3) Sensitivity analysis on the cash flows of financial instruments with variable interest rate

As of December 31, 2016 and 2017, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2016 and 2017 were as follows:

	2016			2017
	1% increase		1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	￦	(120,247)	120,247	(99,770)	99,770

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(f) Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Book value		Fair value	Book value	Fair value
	(in millions of Won)
Financial assets measured at fair value
Available-for-sale financial assets (*1)	￦	2,139,687	2,139,687	1,506,893	1,506,893
Financial assets held for trading		—	—	1,970	1,970
Derivatives assets		147,582	147,582	68,290	68,290

		2,287,269	2,287,269	1,577,153	1,577,153

Financial assets measured at amortized cost (*2)
Cash and cash equivalents		2,447,619	2,447,619	2,612,530	2,612,530
Trade accounts and notes receivable, net		9,725,150	9,725,150	9,556,133	9,556,133
Loans and other receivables, net		7,104,940	7,104,940	9,099,444	9,099,444
Held-to-maturity financial assets		2,470	2,470	5,211	5,211

		19,280,179	19,280,179	21,273,318	21,273,318

Financial liabilities measured at fair value
Derivatives liabilities		122,896	122,896	155,510	155,510

Financial liabilities measured at amortized cost (*2)
Trade accounts and notes payable		4,117,798	4,117,798	3,477,678	3,477,678
Borrowings		22,704,998	22,956,571	21,063,657	21,217,415
Financial guarantee liabilities		108,161	108,161	88,407	88,407
Others		2,007,114	2,007,114	1,865,683	1,865,683

	￦	28,938,071	29,189,644	26,495,425	26,649,183

(*1)	Available-for-sale financial assets which are not measured at fair value are not included.

(*2)	The fair value of financial assets and liabilities measured at amortized cost is measured using discounted cash flow method, and the fair value is mainly calculated for the disclosures in the note. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings which are classified as fair value hierarchy level 2 since their carrying amounts approximate fair value.

2) The fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2016 and 2017 are as follows:

①	December 31, 2016

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	1,800,943	—	338,744	2,139,687
Derivatives assets		—	137,236	10,346	147,582

		1,800,943	137,236	349,090	2,287,269

Financial liabilities
Derivatives liabilities	￦	—	122,896	—	122,896

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

②	December 31, 2017

	Level 1		Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Available-for-sale financial assets	￦	1,137,662	17,812	351,419	1,506,893
Financial assets held for trading		—	1,970	—	1,970
Derivatives assets		—	68,290	—	68,290

		1,137,662	88,072	351,419	1,577,153

Financial liabilities
Derivatives liabilities	￦	—	155,510	—	155,510

3) Financial assets and financial liabilities classified as fair value hierarchy level 2

Fair values of derivatives are measured using the derivatives instrument valuation model such as discounted cash flow method and others. Inputs of the financial instrument valuation model include forward rate, interest rate and others. It may change depending on the type of derivatives and the nature of the underlying assets.

4) Financial assets and financial liabilities classified as fair value hierarchy level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy level 3 as of December 31, 2017 are as follows:

	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
(in millions of Won)
Available-for-sale financial assets	￦	235,803	Discounted cash flows	Growth rate	0% ~ 2.0%	As growth rate increases, fair value increases
				Discount rate	0.5% ~ 11.9%	As discount rate increases, fair value decreases
		14,775	Market comparable companies	Price multiple	1.085 ~ 5.245	As price multiple increases, fair value increases
		100,841	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2017 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

	Input variable	Favorable changes		Unfavorable changes
	(in millions of Won)
Available-for-sale financial assets	Fluctuation 0.5% of growth rate	￦	5,713	4,641
	Fluctuation 0.5% of discount rate		27,238	22,724

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2016 and 2017 were as follows:

	2016		2017
	(in millions of Won)
Beginning	￦	466,407	349,090
Acquisition and others		47,493	129,766
Gain (loss) on valuations of derivatives		(59,829)	(10,346)
Other comprehensive income (loss)		(38,731)	35,126
Impairment		(19,111)	(107,934)
Disposal and others		(47,139)	(44,283)

Ending	￦	349,090	351,419

24.	Share Capital and Capital Surplus

(a) Share capital as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(Share, in Won)
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2017, total shares of ADRs of 36,840,292 outstanding in overseas stock market are equivalent to 9,210,073 of common stock.

(*2)	As of December 31, 2017, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) The changes in issued common stock for the years ended December 31, 2016 and 2017 were as follows:

	2016			2017
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
	(share)
Beginning	87,186,835	(7,191,187)	79,995,648	87,186,835	(7,189,170)	79,997,665
Disposal of treasury shares	—	2,017	2,017	—	1,939	1,939
Ending	87,186,835	(7,189,170)	79,997,665	87,186,835	(7,187,231)	79,999,604

(c) Capital surplus as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		783,788	783,914
Other capital deficit		159,634	174,282

	￦	1,407,247	1,422,021

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(d) During the year ended December 31, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interests in the consolidated financial statements. The details of redeemable convertible preferred shares as of December 31, 2017 are as follows:

Redeemable Convertible Preferred Shares
(Share, in Won)
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	￦28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participating · Minimum dividend rate for 1~3 years: 3.98% · Minimum dividend rate after 4 years: Comparative rate + Issuance spread + 2%
Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion	Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years). Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as non-controlling interests in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle with a variable quantity of equity instruments.

25.	Hybrid Bonds

(a) Hybrid bonds classified as equity as of December 31, 2016 and 2017 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2016		2017
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(*1)	Details of hybrid bonds as of December 31, 2017 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2
(in millions of Won)
Issue price	800,000	200,000

Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12: 4.3%
Reset every 5 years as follows;
· After 5 years: return on government bond (5 years) + 1.3%
· After 10 years: additionally +0.25% according to Step-up clauses
· After 25 years: additionally +0.75%	Issue date ~ 2023-06-12: 4.6%
Reset every 10 years as follows;
· After 10 years: return on government bond (10 years) + 1.4%
· After 10 years: additionally +0.25% according to Step-up clauses
· After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 5 and interest payment date afterwards	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2017 amounts to ￦2,389 million.

(b) POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2016 and 2017 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2016		2017
	(in millions of Won)
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(*1)	Details of issuance of hybrid bonds of POSCO ENERGY CO., LTD. as of December 31, 2017 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
(in millions of Won)
Issue price	165,000	195,000	140,000

Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-08-29: 4.66% Reset every 5 years as follows;	Issue date ~ 2018-08-29: 4.72% Reset every 5 years as follows;	Issue date ~ 2023-08-29: 5.21% Reset every 10 years as follows;
	· After 5 years: return on government bond (5 years) + 1.39%· After 10 years: additionally +0.25% according to Step-up clauses · After 25 years: additionally +0.75%	· After 5 years: return on government bond (5 years) + 1.45%· After 10 years: additionally +0.25% according to Step-up clauses · After 25 years: additionally +0.75%	· After 10 years: return on government bond (10 years) + 1.55%· After 10 years: additionally +0.25% according to Step-up clauses · After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company but for hybrid bond 1-3, the Company pays every quarter(3/30, 6/30, 9/30, 12/30))

Others	The issuer can call the hybrid bond at year 5 and interest payment date afterwards		The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2017 amounts to ￦2,004 million.

26.	Reserves

(a) Reserves as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(301,734)	(516,528)
Changes in the unrealized fair value of available-for-sale investments		276,143	230,190
Currency translation differences		(99,264)	(372,166)
Gain or losses on valuation of derivatives		—	(136)
Others		(19,130)	(23,916)

	￦	(143,985)	(682,556)

(b) Changes in the unrealized fair value of available-for-sale investments for the years ended December 31, 2016 and 2017 were as follows:

	2016		2017
	(in millions of Won)
Beginning balance	￦	(38,294)	276,143
Changes in the unrealized fair value of available-for-sale investments		218,542	183,761
Reclassification to profit or loss upon disposal		(88,781)	(299,862)
Impairment of available-for-sale investments		187,108	96,083
Others		(2,432)	(25,935)

Ending balance	￦	276,143	230,190

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

27.	Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2016 and 2017 were as follows:

	2016			2017
	Number of shares	Amount		Number of shares	Amount
	(shares, in millions of Won)
Beginning	7,191,187	￦	1,533,898	7,189,170	￦	1,533,468
Disposal of treasury shares	(2,017)		(430)	(1,939)		(414)

Ending	7,189,170	￦	1,533,468	7,187,231	￦	1,533,054

28.	Revenue

Details of revenue for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Sale of goods	￦	47,018,466	43,683,169	51,357,709
Services		2,489,447	2,276,534	2,064,583
Construction revenue		8,546,454	6,497,723	6,299,483
Rental income		11,757	8,930	6,370
Others		456,144	473,415	458,722

	￦	58,522,268	52,939,771	60,186,867

29.	Construction Contracts

(a) Details of in-progress construction contracts as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Aggregate amount of costs incurred	￦	22,012,241	21,404,321
Add: Recognized profits		1,429,555	1,524,208
Less: Recognized losses		(1,139,165)	(718,593)
Cumulative construction revenue		22,302,631	22,209,936
Less: Progress billing		(22,483,968)	(22,265,891)
Others		9,961	994

	￦	(171,376)	(54,961)

(b) Details of due from customers for contract work and due to customers for contract work related to construction as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Unbilled due from customers for contract work	￦	860,287	728,007
Due to customers for contract work		(1,031,663)	(782,968)

	￦	(171,376)	(54,961)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(c) Due to the factors causing the variation of costs for the years ended December 31, 2016 and 2017, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the years ended December 31, 2016, 2017 and future periods are as follows:

	2016		2017
	(in millions of Won)
Changes in estimated total contract costs	￦	532,801	164,812
Changes in profit before income taxes of construction contract:
- Current period		(790,391)	(69,656)
- Future periods		69,464	(6,041)

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of period. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

30.	Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Wages and salaries	￦	810,851	769,589	774,900
Expenses related to post-employment benefits		87,293	200,956	78,654
Other employee benefits		193,967	176,794	159,920
Travel		48,426	40,828	39,790
Depreciation		105,470	103,442	97,261
Amortization		168,525	139,569	146,314
Communication		12,502	11,186	11,740
Electricity expenses		9,573	7,527	7,050
Taxes and public dues		74,315	78,895	72,826
Rental		119,836	82,005	69,976
Repairs		11,677	11,316	9,859
Entertainment		15,740	13,157	11,582
Advertising		90,698	86,141	119,724
Research & development		135,508	120,608	125,795
Service fees		218,751	201,129	193,387
Vehicles maintenance		10,756	10,090	8,211
Industry association fee		12,603	13,468	10,140
Conference		16,053	13,108	14,494
Increase to provisions		14,900	6,532	10,990
Bad debt expenses		189,616	165,150	173,694
Others		48,188	40,050	40,493

	￦	2,395,248	2,291,540	2,176,800

(b) Selling expenses

Selling expenses for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Freight and custody expenses	￦	1,531,906	1,342,009	1,336,969
Operating expenses for distribution center		11,021	10,315	10,503
Sales commissions		80,165	94,377	115,925
Sales advertising		3,220	5,117	3,800
Sales promotion		22,443	10,670	12,414
Sample		2,576	2,335	1,989
Sales insurance premium		30,682	31,379	36,546
Contract cost		38,425	49,480	23,061
Others		8,518	8,004	16,070

	￦	1,728,956	1,553,686	1,557,277

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Administrative expenses	￦	135,508	120,608	125,795
Cost of sales		356,173	324,190	361,093

	￦	491,681	444,798	486,888

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Other operating income
Gain on disposal of assets held for sale	￦	227,956	23,112	1,180
Gain on disposal of investments in subsidiaries, associates and joint ventures		88,718	23,305	81,794
Gain on disposal of property, plant and equipment		22,730	23,826	32,145
Gain on disposal of intangible assets		1,432	671	23,391
Recovery of allowance for other doubtful accounts		10,452	12,658	2,743
Gain on valuation of firm commitment		—	—	56,301
Rental revenues		1,019	1,771	1,498
Gain on insurance proceeds		14,976	22,400	5,878
Others (*1)		181,765	107,393	246,294

	￦	549,048	215,136	451,224

Other operating expenses
Impairment losses on assets held for sale	￦	(133,547)	(24,890)	—
Loss on disposal of assets held for sale		(190,357)	(254)	(608)
Loss on disposal of investments in subsidiaries, associates and joint ventures		(18,996)	(22,499)	(19,985)
Loss on disposal of property, plant and equipment		(101,732)	(86,622)	(151,343)
Impairment losses on property, plant and equipment		(136,269)	(196,882)	(117,231)
Impairment losses on goodwill and intangible assets		(161,412)	(127,875)	(167,995)
Other bad debt expenses		(158,071)	(50,225)	(100,920)
Loss on valuation of firm commitment		—	—	(43,164)
Idle tangible asset expenses		(12,773)	(6,437)	(10,490)
Incease to provisions		(18,396)	(53,058)	(33,964)
Donations		(62,957)	(43,810)	(51,424)
Others (*2)		(447,788)	(143,168)	(95,172)

	￦	(1,442,298)	(755,720)	(792,296)

(*1)	The Company recognized the refund of VAT and others amounting to ￦160,501 million as other operating income for the year ended December 31, 2017, based on the result of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits for rectification were finalized.

(*2)	The Company paid ￦299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Finance income
Interest income	￦	210,193	182,475	212,451
Dividend income		183,712	41,000	92,962
Gain on foreign currency transactions		1,025,240	1,032,552	785,616
Gain on foreign currency translations		466,090	377,723	564,016
Gain on derivatives transactions		366,482	316,524	210,727
Gain on valuations of derivatives		155,334	147,111	64,735
Gain on disposals of available-for-sale financial assets		139,136	130,830	425,684
Others		10,886	3,765	16,476

	￦	2,557,073	2,231,980	2,372,667

Finance costs
Interest expenses	￦	(788,772)	(658,726)	(653,115)
Loss on foreign currency transactions		(1,157,161)	(1,147,192)	(756,654)
Loss on foreign currency translations		(716,722)	(405,391)	(422,880)
Loss on derivatives transactions		(343,118)	(338,314)	(236,273)
Loss on valuation of derivatives		(72,133)	(162,676)	(226,487)
Impairment loss on available-for-sale financial assets		(142,781)	(248,404)	(123,214)
Others		(166,367)	(53,487)	(65,654)

	￦	(3,387,054)	(3,014,190)	(2,484,277)

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other operating expenses in the statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017 were as follows (excluding finance costs and income tax expense):

	2015		2016	2017
	(in millions of Won)
Raw material used, changes in inventories and others	￦	33,939,108	30,177,732	35,584,184
Employee benefits expenses (*2)		3,472,295	3,444,276	3,357,861
Outsourced processing cost		8,681,271	7,678,055	7,074,948
Electricity expenses		1,251,546	1,018,429	933,045
Depreciation (*1)		2,836,663	2,835,843	2,887,646
Amortization		381,583	378,004	409,774
Freight and custody expenses		1,531,906	1,342,009	1,336,969
Sales commissions		80,165	94,377	115,925
Loss on disposal of property, plant and equipment		101,732	86,622	151,343
Impairment loss on property, plant and equipment		136,269	196,882	117,231
Impairment loss on goodwill and intangible assets		161,412	127,875	167,995
Increase to provisions		86,903	189,914	215,383
Donations		62,957	43,810	51,424
Other expenses		4,861,126	3,258,583	4,038,242

	￦	57,584,936	50,872,411	56,441,970

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(*2)	The details of employee benefits expenses for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Wages and salaries	￦	3,186,237	3,016,488	3,105,364
Expenses related to post-employment benefits		286,058	427,788	252,497

	￦	3,472,295	3,444,276	3,357,861

35.	Income Taxes

(a) Income tax expense for the years ended December 31, 2015, 2016 and 2017 was as follows:

	2015		2016	2017
	(in millions of Won)
Current income taxes	￦	553,041	699,269	864,143
Deferred income tax due to temporary differences		(253,860)	(209,706)	300,037
Items recorded directly in equity		(32,621)	(110,019)	21,560

Income tax expense	￦	266,560	379,544	1,185,740

(b) The income taxes credited (charged) directly to equity for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Net changes in the unrealized fair value of available-for-sale investments	￦	60,077	(100,550)	1,271
Loss (gain) on sale of treasury shares		12	(10)	(40)
Other capital surplus		(86,765)	—	—
Others		(5,945)	(9,459)	20,329

	￦	(32,621)	(110,019)	21,560

(c) The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2015, 2016 and 2017.

	2015		2016	2017
	(in millions of Won)
Profit before income tax expense	￦	150,345	1,411,609	4,095,051
Income tax expense computed at statutory rate		35,921	341,148	990,540
Adjustments:
Tax credits		(152,139)	(30,124)	(40,757)
Over provisions from prior years		(47,053)	(11,829)	(20,912)
Investment in subsidiaries, associates and joint ventures		439,575	76,751	55,113
Tax effects due to permanent differences		(26,045)	(9,962)	4,798
Effect of tax rate change (*1)		—	—	175,647
Others		16,301	13,560	21,311

		230,639	38,396	195,200

Income tax expense	￦	266,560	379,544	1,185,740

Effective tax rate (%)		177.30%	26.89%	28.96%

(*1)	During the year ended December 31, 2017, the statutory rate changed from 24.2% to 27.5% for taxable income in excess of ￦300,000 million was enacted as a result of a revision to Korean tax law, which will be effective from 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(d) The movements in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2017 were as follows:

	2016				2017
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	202,592	10,527	213,119	213,119	60,875	273,994
Reserve for technology developments		(177,676)	85,716	(91,960)	(91,960)	53,973	(37,987)
PP&E — Depreciation		(15,240)	3,601	(11,639)	(11,639)	26,280	14,641
Share of profit or loss of equity-accounted investees		(45,174)	115,433	70,259	70,259	125,783	196,042
Allowance for inventories valuation		13,373	2,278	15,651	15,651	(4,871)	10,780
PP&E — Revaluation		(1,393,501)	(130,648)	(1,524,149)	(1,524,149)	(304,015)	(1,828,164)
Prepaid expenses		19,180	485	19,665	19,665	335	20,000
PP&E — Impairment loss		8,055	(2,760)	5,295	5,295	245	5,540
Gain or loss on foreign currency translation		(29,355)	23,398	(5,957)	(5,957)	(42,515)	(48,472)
Defined benefit obligations		354,175	7,663	361,838	361,838	68,279	430,117
Plan assets		(287,839)	(28,686)	(316,525)	(316,525)	(36,129)	(352,654)
Provision for construction losses		612	385	997	997	(556)	441
Provision for construction warranty		21,604	2,718	24,322	24,322	4,395	28,717
Accrued income		(8,982)	(459)	(9,441)	(9,441)	(3,474)	(12,915)
Impairment loss on AFS		266,474	(21,306)	245,168	245,168	(42,373)	202,795
Difference in acquisition costs of treasury shares		62,116	(17)	62,099	62,099	8,448	70,547
Others		296,207	107,541	403,748	403,748	(27,740)	376,008

		(713,379)	175,869	(537,510)	(537,510)	(113,060)	(650,570)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		50,043	(100,550)	(50,507)	(50,507)	1,271	(49,236)
Others		61,291	(9,459)	51,832	51,832	20,329	72,161

		111,334	(110,009)	1,325	1,325	21,600	22,925

Deferred tax from tax credit
Tax credit carry-forward and others		277,261	30,074	307,335	307,335	(189,303)	118,032
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		(18,089)	104,219	86,130	86,130	(17,704)	68,426

	￦	(342,873)	200,153	(142,720)	(142,720)	(298,467)	(441,187)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(e) Deferred tax assets and liabilities as of December 31, 2016 and 2017 are as follows:

	2016				2017
	Assets		Liabilities	Net	Assets	Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	213,119	—	213,119	273,994	—	273,994
Reserve for technology developments		—	(91,960)	(91,960)	—	(37,987)	(37,987)
PP&E — Depreciation		50,843	(62,482)	(11,639)	59,912	(45,271)	14,641
Share of profit or loss of equity-accounted investees		178,538	(108,279)	70,259	236,637	(40,595)	196,042
Allowance for inventories valuation		15,651	—	15,651	10,780	—	10,780
PP&E — Revaluation		—	(1,524,149)	(1,524,149)	—	(1,828,164)	(1,828,164)
Prepaid expenses		19,665	—	19,665	20,000	—	20,000
PP&E — Impairment loss		5,397	(102)	5,295	5,639	(99)	5,540
Gain or loss on foreign currency translation		99,836	(105,793)	(5,957)	113,760	(162,232)	(48,472)
Defined benefit obligations		361,838	—	361,838	430,117	—	430,117
Plan assets		—	(316,525)	(316,525)	—	(352,654)	(352,654)
Provision for construction losses		997	—	997	441	—	441
Provision for construction warranty		24,322	—	24,322	28,717	—	28,717
Accrued income		—	(9,441)	(9,441)	—	(12,915)	(12,915)
Impairment loss on AFS		245,168	—	245,168	202,795	—	202,795
Difference in acquisition costs of treasury shares		62,099	—	62,099	70,547	—	70,547
Others		452,425	(48,677)	403,748	473,025	(97,017)	376,008

		1,729,898	(2,267,408)	(537,510)	1,926,364	(2,576,934)	(650,570)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		50,245	(100,752)	(50,507)	110,865	(160,101)	(49,236)
Others		65,532	(13,700)	51,832	92,981	(20,820)	72,161

		115,777	(114,452)	1,325	203,846	(180,921)	22,925

Deferred tax from tax credit
Tax credit carry-forward and others		307,335	—	307,335	118,032	—	118,032
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		561,506	(475,376)	86,130	563,406	(494,980)	68,426

	￦	2,714,516	(2,857,236)	(142,720)	2,811,648	(3,252,835)	(441,187)

(f) As of December 31, 2016 and 2017, The Company did not recognize income tax effects associated with deductible temporary differences of ￦4,612,900 million and ￦5,300,667 million, respectively, mainly relating to loss of subsidiaries and associates because realization is not considered probable. As of December 31, 2016 and 2017, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,933,428 million and ￦4,362,127 million (deferred tax liabilities of ￦951,890 million and ￦1,137,632 million), respectively, mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

36.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in Won, except per share information)
Profit attribute to controlling interest	￦	171,493,811,117	1,354,806,734,940	2,756,230,487,872
Interests of hybrid bonds		(33,029,632,499)	(33,225,163,081)	(33,048,799,997)
Weighted-average number of common shares outstanding (*1)		79,993,834	79,996,389	79,998,600

Basic and diluted earnings per share	￦	1,731	16,521	34,040

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(shares)	2015	2016	2017
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,193,001)	(7,190,446)	(7,188,235)

Weighted-average number of common shares outstanding	79,993,834	79,996,389	79,998,600

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2015, 2016 and 2017, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

37.	Related Party Transactions

(a) Significant transactions between the controlling company and related parties for the years ended December 31, 2015, 2016 and 2017 were as follows:

1) For the year ended December 31, 2015

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	4,441	145	19	427,760	2,250	37,488
POSCO Processing & Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT (*3)		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEMTECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
POSCO DAEWOO Corporation		3,505,187	34,334	46,675	—	—	480
SeAH Changwon Integrated Special Steel (*4)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd. (*4)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others (*5)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures
SeAH Changwon Integrated Special Steel (*4)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd. (*4)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing center		26,379	—	—	—	—	—
Others (*6,7)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	￦	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(*4)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.

(*5)	During the year ended December 31, 2015, the Company borrowed USD 17.42 million from POSCO-Uruguay S.A., a subsidiary of the Company, and the entire amount was repaid as of December 31, 2015.

(*6)	During the year ended December 31, 2015, the Company lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of the Company, and the entire amount of loan was collected as of December 31, 2015.

(*7)	The Company has collected loans of USD 3.85 million from LLP POSUK Titanium, an associate of the Company for the year ended December 31, 2015

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) For the year ended December 31, 2016

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	29,511	16,661	8	183,768	—	24,511
POSCO Processing & Service		1,212,220	5,778	549,803	2,896	22,704	2,445
POSCO COATED & COLOR STEEL Co., Ltd.		326,078	2,560	—	—	12,232	126
POSCO ICT (*3)		1,224	727	—	219,301	32,456	171,107
eNtoB Corporation		—	5	278,016	9,836	212	19,436
POSCO CHEMTECH		319,164	33,784	502,448	14,847	290,427	5,139
POSCO ENERGY CO., LTD.		187,311	1,382	—	—	—	7
POSCO TMC Co., Ltd. (*4)		219,489	—	2	—	863	1,177
POSCO AST (*4)		152,098	1	—	—	19,695	922
POSCO DAEWOO Corporation		3,227,716	34,341	92,203	—	343	—
POSCO Thainox Public Company Limited		237,471	2,915	9,593	—	19	548
POSCO America Corporation		469,543	—	284	—	—	1,103
POSCO Canada Ltd.		275	—	148,528	—	—	—
POSCO Asia Co., Ltd.		1,758,080	1,373	403,174	247	939	3,602
Qingdao Pohang Stainless Steel Co., Ltd.		135,405	—	—	—	—	525
POSCO JAPAN Co., Ltd.		1,112,489	128	23,217	3,744	345	3,841
POSCO-VIETNAM Co., Ltd.		226,063	445	—	—	—	—
POSCO MEXICO S.A. DE C.V.		274,210	462	—	—	—	—
POSCO Maharashtra Steel Private Limited		355,829	2,613	—	—	—	93
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		149,911	—	—	—	—	—
Others		766,263	22,717	207,601	62,202	212,344	145,562

		11,160,350	125,892	2,214,877	496,841	592,579	380,144

Associates and joint ventures
SeAH Changwon Integrated Special Steel		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.		2,245	48	3,533	244,898	16,812	8,146
SNNC		6,004	1,042	487,395	—	—	2
POSCO-SAMSUNG-Slovakia Processing center		44,686	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		26,625	13,122	175,246	—	—	—

		79,588	43,509	667,269	244,898	17,439	8,148

	￦	11,239,938	169,401	2,882,146	741,739	610,018	388,292

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(*4)	During the year ended December 31, 2016, it was merged into POSCO Processing & Service.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

3) For the year ended December 31, 2017

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	3,328	71	—	151,639	32	18,352
POSCO Processing & Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		417,369	3,533	—	—	8,483	106
POSCO ICT (*4)		1,697	5,097	—	315,748	29,773	183,226
eNtoB Corporation		1	30	330,921	8,215	139	26,023
POSCO CHEMTECH		359,862	33,076	479,896	23,043	296,296	6,860
POSCO ENERGY CO., LTD.		179,966	1,456	—	—	—	2
POSCO DAEWOO Corporation		5,214,127	35,182	550,258	221	44,108	1,948
POSCO Thainox Public Company Limited		218,005	9,780	10,168	—	—	—
POSCO America Corporation		345,225	—	90	—	—	1,776
POSCO Canada Ltd.		439	690	278,915	—	—	—
POSCO Asia Co., Ltd.		1,949,354	1,454	365,025	337	1,625	4,982
Qingdao Pohang Stainless Steel Co., Ltd.		161,803	—	—	—	—	176
POSCO JAPAN Co., Ltd.		1,436,159	20	26,256	621	—	44,829
POSCO-VIETNAM Co., Ltd.		212,883	—	—	—	—	7
POSCO MEXICO S.A. DE C.V.		276,387	—	—	—	—	1,749
POSCO Maharashtra Steel Private Limited		467,206	—	—	—	—	65
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		192,467	—	—	—	—	—
Others		932,048	10,073	262,828	25,270	240,687	118,665

		12,667,107	100,463	2,417,985	529,689	629,452	409,170

Associates and joint ventures (*3)
POSCO PLANTEC Co., Ltd.		2,947	112	5,487	300,041	20,718	19,763
SNNC		6,734	712	554,151	—	—	4
POSCO-SAMSUNG-Slovakia Processing Center		52,779	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	697,096	—	—	—
CSP — Compania Siderurgica do Pecem		7,384	—	159,501	—	—	—
Others		14,943	52,583	79,103	—	—	3

		84,787	53,407	1,495,338	300,041	20,718	19,770

	￦	12,751,894	153,870	3,913,323	829,730	650,170	428,940

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	As of December 31, 2017, the Company provided guarantees to related parties (Note 38).

(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b) The related account balances of significant transactions between the controlling company and related companies as of December 31, 2016 and 2017 are as follows:

1) December 31, 2016

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing & Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	458	376,281	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	1,024	115,190	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	9,923	218,660	—	—	—	—
Others		333,031	64,526	397,557	17,374	46,455	26,974	90,803

		1,614,302	96,992	1,711,294	109,732	192,626	61,118	363,476

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	￦	1,615,355	97,028	1,712,383	153,049	249,958	61,118	464,125

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) December 31, 2017

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	￦	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

(c) Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2015, 2016 and 2017 were as follows:

1) December 31, 2015

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
SeAH Changwon integrated Special Steel	￦	32,802	—	49,862	1,977
POSCO PLANTEC Co., Ltd.		10,543	—	5,953	6,386
New Songdo International City Development, LLC		420,094	—	—	667
SNNC		32,160	44	6,518	53,260
Posco e&c Songdo International Building		6,278	—	—	25,197
VSC POSCO Steel Corporation		37,416	—	2,395	3
USS-POSCO Industries		353,626	—	1,109	—
CSP — Compania Siderurgica do Pecem		845,979	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		68,300	111	70,236	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	23,320	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		9,668	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,310	—	4	—
Zhangjiagang Pohang Refractories Co., Ltd.		970	1,248	17,484	2,023
Sebang Steel		—	—	29,007	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		214,521	—	3,960	3,190
DMSA/AMSA		800	9,322	241,074	—
South-East Asia Gas Pipeline Company Ltd.		—	47,556	—	—
Others		415,217	17,793	18,518	2,683

	￦	2,478,687	76,074	469,440	95,386

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) December 31, 2016

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
SeAH Changwon integrated Special Steel	￦	16,294	—	22,029	—
POSCO PLANTEC Co., Ltd.		21,659	5	3,335	5,912
New Songdo International City Development, LLC		226,042	—	—	14
SNNC		29,330	—	21,479	9,494
Posco e&c Songdo International Building		4,245	—	—	16,219
Chun-cheon Energy Co., Ltd		288,307	—	—	—
Noeul Green Energy		107,268	—	—	—
Incheon-Gimpo Expressway Co., Ltd.		102,183	—	—	—
VSC POSCO Steel Corporation		43,650	47	479	—
USS-POSCO Industries		287,072	—	1,195	—
CSP — Compania Siderurgica do Pecem		157,814	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		61,844	—	57,179	—
LLP POSUK Titanium		—	—	14,575	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	24,365	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		15,759	—	—	—
PT. Batutua Tembaga Raya		—	—	13,079	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		31,711	—	65	—
Zhangjiagang Pohang Refractories Co., Ltd.		250	14	364	2,472
Sebang Steel		—	—	26,276	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		157,886	—	3,535	—
DMSA/AMSA		—	—	72,582	—
South-East Asia Gas Pipeline Company Ltd.		—	87,973	—	—
Others		195,139	11,184	16,664	1,801

	￦	1,746,453	99,223	277,201	35,912

3) December 31, 2017

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	19,513	—	98	8,113
New Songdo International City Development, LLC		223,567	13,207	—	49
SNNC		26,288	—	3,578	17,985
Chun-cheon Energy Co., Ltd		42,147	—	—	—
Noeul Green Energy		11,863	—	—	2,178
VSC POSCO Steel Corporation		19,404	—	188	—
USS-POSCO Industries		26,899	107	2,222	—
CSP — Compania Siderurgica do Pecem		241,299	—	101,018	21,154
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		38,484	—	47,241	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		4	—	20,145	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		20,004	—	—	—
PT. Batutua Tembaga Raya		—	—	21,024	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		34,088	—	192	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	87	1,632
Sebang Steel		441	—	23,778	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	99	47,092	—
South-East Asia Gas Pipeline Company Ltd.		—	62,423	—	—
Others		272,107	43,126	19,520	19,483

	￦	1,019,872	118,962	290,155	70,594

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(d) The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2016 and December 31, 2017 are as follows:

1) December 31, 2016

	Receivables (*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	4,709	—	6	4,715	2,718	8,521	11,239
New Songdo International City Development, LLC		255,822	—	5,725	261,547	—	—	—
Chun-cheon Energy Co., Ltd		12,142	—	—	12,142	—	3,171	3,171
VSC POSCO Steel Corporation		5,265	—	—	5,265	—	—	—
USS-POSCO Industries		583	—	—	583	75	—	75
Nickel Mining Company SAS		133	60,425	116	60,674	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		62,814	60,425	1,643	124,882	—	875	875
CSP — Compania Siderurgica do Pecem		224,760	—	149,700	374,460	—	109,272	109,272
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		3,279	6,647	6	9,932	1,365	—	1,365
PT. Batutua Tembaga Raya		—	38,120	—	38,120	2,293	—	2,293
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,292	8,460	43	17,795	40	—	40
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO.,LTD.		100,367	—	—	100,367	—	—	—
DMSA/AMSA		—	90,638	—	90,638	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	276,605	48	276,653	—	—	—
Others		184,402	142,812	6,593	333,807	4,615	750	5,365

	￦	863,568	684,132	163,880	1,711,580	11,106	122,589	133,695

(*1)	As of December 31, 2016, the Company recognizes bad debt allowance for receivables amounting to ￦48,891 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

2) December 31, 2017

	Receivables (*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	2,287	—	5	2,292	3,442	5,595	9,037
New Songdo International City Development, LLC		484,038	282,775	1,696	768,509	—	7,146	7,146
Chun-cheon Energy Co., Ltd		—	—	21	21	—	9,617	9,617
VSC POSCO Steel Corporation		16	—	—	16	17	—	17
USS-POSCO Industries		—	—	4	4	—	—	—
Nickel Mining Company SAS		—	59,668	118	59,786	—	—	—
CSP — Compania Siderurgica do Pecem		380,180	—	13,443	393,623	—	29,700	29,700
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,108	5,357	6	7,471	2,449	—	2,449
PT. Batutua Tembaga Raya		24	29,048	—	29,072	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,067	5,357	32	13,456	107	—	107
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO.,LTD.		715	—	—	715	—	526	526
DMSA/AMSA		—	69,713	4,443	74,156	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	229,880	—	229,880	—	—	—
Others		134,397	134,506	6,885	275,788	1,856	2,005	3,861

	￦	1,011,832	816,304	26,653	1,854,789	7,871	54,589	62,460

(*1)	As of December 31, 2017, the Company recognizes bad debt allowance for receivables amounting to ￦4,217 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(e) Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2016 and 2017 were as follows:

1) December 31, 2016

	Beginning		Lend	Collect	Others (*3)	Ending
	(in millions of Won)
Associates and joint ventures
METAPOLIS Co.,Ltd.	￦	26,000	—	(12,730)	—	13,270
Posco e&c Songdo International Building (*1)		—	298,865	—	(298,865)	—
DMSA/AMSA (*2)		99,854	11,774	—	(20,990)	90,638
South-East Asia Gas Pipeline Company Ltd.		283,954	27,087	(43,080)	8,644	276,605
PT. Batutua Tembaga Raya		36,830	—	—	1,290	38,120
PT. Tanggamus Electric Power		2,359	1,174	—	73	3,606
PT. Wampu Electric Power		4,454	1,169	—	138	5,761
PT. POSMI Steel Indonesia		4,688	—	—	146	4,834
Nickel Mining Company SAS		17,580	40,594	—	2,251	60,425
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,683	(11,366)	(60)	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	1,825	60,425
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	(4,471)	336	6,647
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		—	6,959	—	292	7,251
Hamparan Mulya		3,516	—	—	110	3,626
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,274	—	—	164	5,438
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	(3,480)	220	8,460
POS-SeAH Steel Wire (Thailand) Co., Ltd.		—	6,959	—	292	7,251
AMCI (WA) PTY LTD		85,168	4,665	—	1,942	91,775

	￦	656,522	404,929	(75,127)	(302,192)	684,132

(*1)	During the year ended December 31, 2016, it was classified as a subsidiary from an associate.

(*2)	During the year ended December 31, 2016, loans amounting to ￦24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.

(*3)	Includes adjustments of foreign currency translation differences and others.

2) December 31, 2017

	Beginning		Lend	Collect	Others (*4)	Ending
		(in millions of Won)
Associates and joint ventures
METAPOLIS Co.,Ltd. (*1)	￦	13,270	—	—	(13,270)	—
New Songdo International City Development, LLC		—	484,644	(201,869)	—	282,775
GALE International Korea, LLC		—	2,000	—	—	2,000
DMSA/AMSA (*2)		90,638	2,956	—	(23,881)	69,713
South-East Asia Gas Pipeline Company Ltd.		276,605	28,967	(46,252)	(29,440)	229,880
PT. Batutua Tembaga Raya		38,120	—	—	(9,072)	29,048
PT. Tanggamus Electric Power		3,606	—	—	(409)	3,197
PT. Wampu Electric Power		5,761	—	—	(654)	5,107
PT. POSMI Steel Indonesia		4,834	—	—	(548)	4,286
Nickel Mining Company SAS		60,425	—	—	(757)	59,668
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD. (*1)		60,425	—	—	(60,425)	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(713)	5,357
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(823)	6,428
Hamparan Mulya		3,626	—	(3,626)	—	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,460	—	(2,262)	(841)	5,357
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,251	—	(1,142)	319	6,428
AMCI (WA) PTY LTD		91,775	4,327	—	(4,041)	92,061
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD (*3)		—	—	—	5,357	5,357
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD (*3)		—	—	—	8,571	8,571
SAMHWAN VINA CO., LTD (*3)		—	—	—	1,071	1,071

	￦	684,132	522,894	(261,166)	(129,556)	816,304

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(*1)	During the year ended December 31, 2017, it was excluded from associates.

(*2)	During the year ended December 31, 2017, loans amounting to ￦13,712 million have been converted to shares of DMSA/AMSA, and its amount is included in others.

(*3)	During the year ended December 31, 2017, it was newly classified to associates and joint ventures.

(*4)	Includes adjustments of foreign currency translation differences and others.

(f) For the years ended December 31, 2015, 2016 and 2017, details of compensation to key management officers were as follows:

	2015		2016	2017
	(in millions of Won)
Short-term benefits	￦	111,278	90,916	112,688
Long-term benefits		19,513	17,905	8,632
Retirement benefits		21,850	17,870	20,422

	￦	152,641	126,691	141,742

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

38.	Commitments and Contingencies

(a) Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2017 are as follows:

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC	USD	50,000,000	53,570	50,000,000	53,570
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	156,990	131,874,750	141,291
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great&CO Co.,Ltd (SPC)	THB	5,501,000,000	180,268	5,501,000,000	180,268
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	649,853,000	696,252	323,918,500	347,045
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	171,424	160,000,000	171,424
	POSCO SS-VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	379,652	314,599,225	337,062
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	69,641	8,125,000	8,706
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	209,994	196,000,000	209,994
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,446,711	1,187,394,785	1,272,174
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU and others	CNY	760,500,000	124,456	684,450,000	112,011
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea	USD	21,633,300	23,178	21,633,300	23,178
		MIRAE ASSET DAEWOO CO.,LTD.	KRW	29,137	29,137	10,703	10,703
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	58,284	54,400,000	58,284
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	4,000,000	4,286	4,000,000	4,286
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	15,699	14,652,750	15,699
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	162,400,000	173,995	51,237,684	54,896
		SC Bank and others	INR	7,350,000,000	122,892	2,037,278,075	34,063
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	120,875,000	129,505	120,875,000	129,505
	Songdo Posco family Housing	SAMSUNG SECURITIES CO.,LTD and others	KRW	70,000	70,000	49,500	49,500

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	30,000,000	32,142	30,000,000	32,142
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	138,000,000	147,853	138,000,000	147,853
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	107,140	100,000,000	107,140
	POSCO ENGINEERING (THAILAND) CO., LTD.	POSCO Asia Co., Ltd	USD	39,451,000	42,268	39,451,000	42,268
	POSCO Engineering and Construction India Private Limited	Woori Bank	USD	2,100,000	2,250	2,100,000	2,250
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,357	5,000,000	5,357
	PT. POSCO E&C INDONESIA	BNP Indonesia	IDR	79,000,000,000	6,241	79,000,000,000	6,241
	Songdo Posco family Housing	SAMSUNG SECURITIES CO.,LTD and others	KRW	70,000	70,000	49,500	49,500
	Daewoo Global Development. Pte., Ltd	POSCO Asia Co., Ltd. and others	USD	68,719,200	73,626	59,088,100	63,307
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,607	1,500,000	1,607
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	Hana Bank	USD	33,600,000	35,999	20,705,882	22,184
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	14,985	13,986,947	14,985
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	207,744	137,396,174	147,206
POSCO Asia Co., Ltd.	POSCO ASSAN TST STEEL INDUSTRY	SMBC	USD	25,000,000	26,785	25,000,000	26,785

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)

[Associates and joint ventures]
POSCO	CSP — Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	449,990	420,000,000	449,990
		BNDES	BRL	464,060,000	150,100	464,060,000	150,100
	LLP POSUK Titanium	SMBC	USD	15,000,000	16,071	15,000,000	16,071
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	58,846	37,000,000	47,332
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	Industrial & Commercial Bank of China	USD	8,225,000	8,812	8,225,000	8,812
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	317,900	317,900
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	20,740	20,740
	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	11,600	11,600	10,993	10,993
POSCO ICT	Incheon-Gimpo Expressway co., Ltd.	Korea Development Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	1,140,000	1,221	1,140,000	1,221
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	Korea Development Bank	USD	780,000	836	780,000	836

[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Limited and others	Export-Import Bank of Korea	USD	87,272,727	93,504	28,325,258	30,348
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	960,011	960,011	446,098	446,098
	AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	POSCO Asia Co., Ltd. and others	USD	150,000,000	160,710	150,000,000	160,710

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
POSCO ICT	SMS Energy and others	Hana Bank and others	KRW	104,880	104,880	73,676	73,676
	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,163,585	1,163,585	1,163,585	1,163,585
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment(NSW Government)	Woori Bank and others	AUD	25,260,721	21,097	25,260,721	21,097

			USD	4,683,667,474	5,018,081	3,834,409,355	4,108,186
			KRW	2,985,528	2,985,528	2,358,270	2,358,270
			CNY	760,500,000	124,456	684,450,000	112,011
			INR	7,350,000,000	122,892	2,037,278,075	34,063
			IDR	79,000,000,000	6,241	79,000,000,000	6,241
			THB	5,501,000,000	180,268	5,501,000,000	180,268
			EUR	46,000,000	58,846	37,000,000	47,332
			AUD	25,260,721	21,097	25,260,721	21,097
			BRL	464,060,000	150,100	464,060,000	150,100

(c) POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦395,792 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ￦269,455 million as of December 31, 2017.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(d) Other commitments

Details of other commitments of the Company as of December 31, 2017 are as follows:

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2017, 116 million tons of iron ore and 18 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2017, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which enables the Company to borrow up to the amount of USD 6.49 million. The borrowings are related to the Company’s the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2017, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.
The Company provides a supplementary fund of up to ￦9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.
The Company provides supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, at the request of creditors.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,311 million and uses USD 1,306 million with Woori Bank and others.

POSCO ICT	As of December 31, 2017, in relation to contract enforcement, POSCO ICT was provided with ￦143,582 million and ￦22,432 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(e) Litigation in progress

As of December 31, 2017, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

Company	Legal actions	Claim amount		Korean Won equivalent	Description
	(In millions of Won, in thousands of foreign currencies)
POSCO	15	KRW	23,037	23,037	Lawsuit on claim for employee right and others(*1)
	1	USD	1,583	1,696	Arbitration on trading and others
POSCO DAEWOO Corporation	2	EUR	2,747	3,514	Lawsuit on claim for damages and others
	3	INR	4,518,694	75,553	Lawsuit on claim for payment on guarantees and others(*1)
	10	KRW	9,903	9,903	Lawsuit on claim for payment and others
	3	USD	22,228	23,815	Lawsuit on claim for damages and others(*1)
	1	PKR	124,775	1,208	Lawsuit on claim for damages
	1	CAD	79,000	67,363	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	104	KRW	461,134	461,134	Arbitration on construction costs allocation and others
POSCO ICT	13	KRW	9,894	9,894	Lawsuit on claim for payment and others
POSCO A&C	3	KRW	3,985	3,985	Lawsuit on claim for payment on construction
POSCO ENERGY CO., LTD.	4	KRW	7,017	7,017	Lawsuit on claim for damages and revocation of electricity supply contract and others
POSCO E&C CHINA CO., LTD.	11	CNY	13,679	2,239	Lawsuit on claim for payment of reserve for construction warranty and others
	1	KRW	3,305	3,305	Lawsuit on claim for payment on construction
Posco e&c Songdo International Building	3	KRW	892	892	Lawsuit on affirmation of the non-existence of general meeting of stockholders and others
POSPOWER CO., Ltd.	1	KRW	1,000	1,000	Lawsuit on claim for damages
POSCO ENGINEERING(THAILAND) CO., LTD.	7	THB	724,400	23,739	Lawsuit on claim for payment on construction
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	6	TRY	31	9	Lawsuit on claim for unfair dismissal and others
PT. KRAKATAU POSCO	1	IDR	324,858,033	25,664	Lawsuit on claim for payment on construction
POSCO(Dalian)IT Center Development Co., Ltd.	2	CNY	423	69	Lawsuit over contract dispute dealing apartment
Brazil Sao Paulo Steel Processing Center	3	BRL	12,167	3,935	Lawsuit on claim for payment on construction and others
POSCO ENGINEERING &CONSTRUCTION DO BRAZIL LTDA.	184	BRL	121,058	39,156	Lawsuit on claim for damages and others(*1)
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	1	KRW	3,305	3,305	Lawsuit on claim for payment on construction
POSCO India Chennai Steel Processing Center Pvt.Ltd.	6	USD	8,409	9,009	Lawsuit on custom duty and others

(*1)	The Company made a reliable estimate in 163 lawsuits by considering the possibility and amount of outflow of resources and recognized ￦27,963 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2017 for the matters.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

39.	Additional Information of Cash Flow Statements

(a) Changes in operating assets and liabilities for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
	(in millions of Won)
Trade accounts and notes receivable	￦	1,586,113	273,419	63,075
Other receivables		259,741	191,591	113,740
Inventories		2,456,068	(889,998)	(1,435,170)
Other current assets		42,131	(287,377)	110,688
Other non-current assets		72,826	33,584	12,455
Trade accounts and notes payable		(894,129)	769,337	(607,999)
Other payables		39,811	(179,174)	(26,922)
Other current liabilities		(457,947)	2,490	338,273
Provisions		(119,172)	(124,884)	(145,763)
Payments of severance benefits		(157,983)	(278,278)	(185,220)
Plan assets		(115,274)	(138,854)	3,815
Other non-current liabilities		72,267	223,574	(82,605)

	￦	2,784,452	(404,570)	(1,841,633)

(b) Changes in liabilities arising from financial activities for the year ended December 31, 2017 were as follows:

	Liabilities					Derivatives held to hedge borrowings
	Short-term borrowings		long-term borrowings	Dividend payable	Finance lease liabilities
	(in millions of Won)
Beginning	￦	7,979,727	14,725,271	7,770	114,409	(52,373)
Changes from financing cash flows		558,083	(1,410,033)	(931,232)	(10,536)	—
Changes arising from obtaining or losing control of subsidiaries or other business		(12,469)	3,299	—	—	—
The effect of changes in foreign exchange rates		(350,523)	(435,170)	—	(10,855)	—
Changes in fair values		—	—	—	—	171,693
Other changes:
Decrease in retained earnings		—	—	863,579	—	—
Decrease in non-controlling interests		—	—	67,096	—	—
Amortization of discount on debentures issued		—	5,472	—	—	—

Ending	￦	8,174,818	12,888,839	7,213	93,018	119,320

40.	Operating Segments and Geographic Information

(a) The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same for all periods presented.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

(b) Information about reportable segments as of and for the years ended December 31, 2015, 2016 and 2017 was as follows:

1) As of and for the year ended December 31, 2015

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

2) As of and for the year ended December 31, 2016

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

3) As of and for the year ended December 31, 2017

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	30,230,368	20,802,207	6,886,606	2,735,919	60,655,100
Internal revenues		17,381,010	14,075,996	398,924	2,548,674	34,404,604
Including inter segment revenue		12,004,614	8,043,643	329,215	2,446,029	22,823,501
Total revenues		47,611,378	34,878,203	7,285,530	5,284,593	95,059,704
Interest income		128,827	32,799	100,922	17,940	280,488
Interest expenses		(422,357)	(121,967)	(112,983)	(100,656)	(757,963)
Depreciation and amortization		(2,856,133)	(206,490)	(42,123)	(255,620)	(3,360,366)
Impairment loss on property, plant and equipment and others		(149,840)	(140,839)	(37,476)	(8,564)	(336,719)
Impairment loss on available-for-sale financial assets		(95,261)	—	(18,637)	(13,421)	(127,319)
Share of profit or loss of investment in associates and JVs		8,352	—	(8,555)	(1,518)	(1,721)
Income tax expense		(977,853)	(109,710)	(109,961)	(77,172)	(1,274,696)
Segment profit (loss)		2,790,855	112,661	24,545	232,700	3,160,761
Segment assets		70,017,816	14,139,098	8,609,753	8,776,090	101,542,757
Investment in associates		16,116,654	1,134,798	668,392	1,193,895	19,113,739
Acquisition of non-current assets		2,033,184	286,185	99,190	251,665	2,670,224
Segment liabilities		19,057,249	10,386,294	5,744,693	4,620,902	39,809,138

(c) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	2015		2016	2017
	(in millions of Won)
Total revenue for reportable segments	￦	87,471,744	81,885,203	95,059,704
Elimination of inter-segment revenue		(29,279,399)	(28,801,690)	(34,404,604)
Basis difference (*2)		329,923	(143,742)	(468,233)

	￦	58,522,268	52,939,771	60,186,867

2) Profit

	2015		2016	2017
	(in millions of Won)
Total profit (loss) for reportable segments	￦	(120,883)	135,026	3,160,761
Goodwill and corporate FV adjustments		(95,150)	(123,110)	(84,370)
Elimination of inter-segment profits		119,852	1,036,253	(102,922)
Income tax expense		276,939	384,685	1,206,223
Basis difference (*2)		(30,413)	(21,245)	(84,641)

Profit before income tax expense	￦	150,345	1,411,609	4,095,051

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

3) Assets

	2016		2017
	(in millions of Won)
Total assets for reportable segments (*1)	￦	101,525,764	101,542,757
Equity-accounted investees		(15,322,271)	(15,555,972)
Goodwill and corporate FV adjustments		3,750,915	3,368,333
Elimination of inter-segment assets		(10,191,413)	(10,330,159)
Basis difference (*2)		374,619	760,670

	￦	80,137,614	79,785,629

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4) Liabilities

	2016		2017
	(in millions of Won)
Total liabilities for reportable segments	￦	41,917,003	39,809,138
Corporate FV adjustments		442,178	483,693
Elimination of inter-segment liabilities		(8,434,580)	(8,731,880)
Basis difference (*2)		447,744	897,953

	￦	34,372,345	32,458,904

5) Other significant items

a) December 31, 2015

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

b) December 31, 2016

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	245,454	—	(62,979)	—	182,475
Interest expenses		(759,001)	(807)	101,082	—	(658,726)
Depreciation and amortization		(3,276,416)	(104,949)	167,518	—	(3,213,847)
Share of profit or loss of investment in associates		(554,872)	(38,732)	504,927	—	(88,677)
Income tax expense		(463,009)	21,945	56,379	5,141	(379,544)
Impairment loss on property, plant and equipment and others		(243,282)	—	(125,657)	—	(368,939)
Impairment loss on available-for-sale financial assets		(314,446)	—	66,042	—	(248,404)

	￦	(5,365,572)	(122,543)	707,312	5,141	(4,775,662)

c) December 31, 2017

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference (*2)	Consolidated
	(in millions of Won)
Interest income	￦	280,488	—	(68,037)	—	212,451
Interest expenses		(757,963)	1,304	103,544	—	(653,115)
Depreciation and amortization		(3,360,366)	(106,195)	169,141	—	(3,297,420)
Share of profit or loss of investment in associates		(1,721)	—	12,261	—	10,540
Income tax expense		(1,274,696)	21,270	47,203	20,483	(1,185,740)
Impairment loss on property, plant and equipment and others		(336,719)	(867)	34,619	—	(302,967)
Impairment loss on available-for-sale financial assets		(127,319)	—	4,105	—	(123,214)

	￦	(5,578,296)	(84,488)	302,836	20,483	(5,339,465)

(*2)	Basis difference is related to the difference in recognizing revenue and expenses in connection with development and sale of certain residential real estate between the report reviewed by the CEO and the consolidated financial statements.

(d) Revenue by geographic area for years ended December 31, 2015, 2016 and 2017 was as follows:

	2015		2016	2017
	(in millions of Won)
Domestic	￦	39,268,907	34,883,941	38,882,220
Japan		1,934,808	1,892,022	2,200,405
China		5,756,867	5,908,046	6,731,214
Asia-other		5,888,045	5,649,843	7,750,553
North America		1,921,039	1,899,291	1,725,120
Others		3,422,679	2,850,370	3,365,588

		58,192,345	53,083,513	60,655,100
Basis difference		329,923	(143,742)	(468,233)

	￦	58,522,268	52,939,771	60,186,867

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015, 2016 and 2017

In presenting geographic information revenue is based on the geographical location of customers.

(e) Non-current assets by geographic area as of December 31, 2016 and 2017 are as follows:

	2016		2017
	(in millions of Won)
Domestic	￦	31,772,641	30,790,462
Japan		187,266	162,328
China		1,451,405	1,284,561
Asia-other		6,163,388	5,266,799
North America		168,800	277,249
Others		1,233,288	1,119,319

	￦	40,976,788	38,900,718

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f) There are no customers whose revenue is 10% or more of consolidated revenue.

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed previously

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Kwon, Oh-Joon
Name:	Kwon, Oh-Joon
Title:	Chief Executive Officer and Representative Director
Date:	April 27, 2018