Form 20-F
period 2018-12-31
POSCO
filed 2019-04-30
CIK 889132

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

As of December 31, 2018, there were 80,001,132 shares of common stock, par value Won 5,000 per share, outstanding

(not including 7,185,703 shares of common stock held by the company as treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒        No     ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐        No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒        No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒        No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	Citibank, N.A.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Commercial Code”	Commercial Code of the Republic of Korea.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO.

“deposit agreement”	Deposit Agreement, dated as of July 19, 2013, among POSCO, the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder.

“Dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.

“Government”	The government of the Republic of Korea.

“IASB”	International Accounting Standards Board.

“IFRS”	International Financial Reporting Standards.

“Yen”	The currency of Japan.

“Korea”	The Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“We”	POSCO and its consolidated subsidiaries.

“Pohang Works”	Pohang Steel Works.

“POSCO Group”	POSCO and its consolidated subsidiaries.

“Renminbi”	The currency of the People’s Republic of China.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“Won” or “￦”	The currency of the Republic of Korea.

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

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2017 and 2018 and for each of the years in the three-year period ended December 31, 2018 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

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

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2014		2015		2016		2017		2018
	(In billions of Won, except per share data)
Revenue	￦	64,759	￦	58,522	￦	52,940	￦	60,187	￦	65,155
Cost of sales		57,465		52,018		46,271		51,916		57,129

Gross profit		7,293		6,504		6,668		8,271		8,026
Impairment loss on trade accounts and notes receivable		109		190		165		174		75
Other administrative expenses		2,201		2,206		2,126		2,003		1,986
Selling expenses		1,760		1,729		1,554		1,557		369
Impairment loss on other receivables		96		158		38		98		63
Other operating income		269		549		215		448		524
Other operating expenses		884		1,285		718		691		2,014

Operating profit		2,513		1,486		2,282		4,196		4,042
Share of profit (loss) of equity-accounted investees, net		(300)		(506)		(89)		11		113
Finance income		2,397		2,557		2,232		2,373		1,706
Finance costs		3,222		3,387		3,014		2,484		2,244

Profit before income tax		1,388		150		1,412		4,095		3,616
Income tax expense		824		267		380		1,186		1,684

Profit (loss)		564		(116)		1,032		2,909		1,932
Total comprehensive income (loss)		108		(278)		1,486		2,348		1,504
Profit (loss) for the period attributable to:
Owners of the controlling company		633		171		1,355		2,756		1,712
Non-controlling interests		(69)		(288)		(323)		153		220
Total comprehensive income (loss) attributable to:
Owners of the controlling company		182		24		1,814		2,184		1,293
Non-controlling interests		(73)		(302)		(328)		164		211
Basic and diluted earnings per share (1)		7,514		1,731		16,521		34,040		21,177
Dividends per share of common stock		8,000		8,000		8,000		8,000		10,000

Selected consolidated statements of financial position data

	As of December 31,
	2014		2015		2016		2017		2018
	(In billions of Won)
Working capital (2)	￦	10,833	￦	9,148	￦	10,711	￦	12,354	￦	14,721
Total current assets		33,208		29,502		29,655		31,844		34,152
Property, plant and equipment, net		35,241		34,523		33,770		31,884		30,018
Total non-current assets		52,636		51,246		50,483		47,941		44,625
Total assets		85,844		80,748		80,138		79,786		78,777

Short-term borrowings and current installments of long-term borrowings		12,195		12,371		10,195		11,275		10,290
Long-term borrowings, excluding current installments		15,233		12,849		12,510		9,789		9,920
Total liabilities		40,586		35,735		34,372		32,459		32,104

Share capital		482		482		482		482		482
Total equity		45,257		45,013		45,765		47,327		46,673

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2014		2015		2016		2017		2018
	(In billions of Won)
Net cash provided by operating activities	￦	3,412	￦	7,602	￦	5,269	￦	5,607	￦	5,870
Net cash used in investing activities		(3,745)		(4,535)		(3,755)		(3,818)		(2,648)
Net cash provided by (used in) financing activities		135		(2,242)		(3,951)		(1,566)		(3,195)
Net increase (decrease) in cash and cash equivalents		(186)		849		(2,424)		165		31
Cash and cash equivalents at beginning of the year		4,209		4,022		4,871		2,448		2,613
Cash and cash equivalents at end of the year		4,022		4,871		2,448		2,613		2,644

(1)

See Note 36 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 79,801,539 shares as of December 31, 2014, 79,993,834 shares as of December 31, 2015, 79,996,389 shares as of December 31, 2016, 79,998,600 shares as of December 31, 2017 and 80,000,606 shares as of December 31, 2018.

(2)	“Working capital” means current assets minus current liabilities.

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. Such developments have been caused by, and continue to be exacerbated by, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, as well as uncertainty regarding the timing and method of the United Kingdom’s exit from the European Union (“Brexit”), and a deterioration in economic and trade relations between the United States and its major trading partners, including China, Canada and Mexico.

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products that could have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and we may need to rationalize our production capacity and reduce fixed costs. In the past, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We produced 42.2 million tons of crude steel and stainless steel in 2016, 42.2 million tons in 2017 and 42.9 million tons in 2018. The average unit sales prices for our semi-finished and finished steel products were Won 745 thousand per ton in 2016, Won 904 thousand per ton in 2017 and Won 934 thousand per ton in 2018.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 38.4% of our total revenue from steel products produced and sold by us in 2018. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO International Corporation (“POSCO International” and formerly known as POSCO Daewoo Corporation) are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are largely dependent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has also fluctuated significantly and, as a result of changing global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in

March 2017 and the ensuing economic and other retaliatory measures by China against Korea during the remainder of 2017);

•

adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties related to Brexit;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

a decrease in tax revenue or a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

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

Our export sales and overseas sales to customers abroad accounted for 61.6% of our total revenue from steel products produced and sold by us in 2018. Our export sales volume to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 62.6% of our total export sales revenue from steel products produced and exported by us in 2018, and we expect our sales to these countries to remain important in the future. In particular, our export volume to China has increased in recent years and accounted for 28.9% of our total export sales revenue from steel products produced and exported by us in 2018. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States in March 2017 and the ensuing economic and other retaliatory actions by China against Korea during the remainder of 2017), or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2018, 61.6% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on foreign-currency denominated liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in Dollar, Yen and Renminbi terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars and to a lesser extent in Yen and Renminbi.

The overall net impact from fluctuations of the Won against major currencies is difficult to estimate and varies from year to year. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO International and POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 54 million dry metric tons of iron ore and 29 million wet metric tons of coal in 2018. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$143 in 2016, US$188 in 2017 and US$207 in 2018. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$58 in 2016, US$71 in 2017 and US$69 in 2018.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2018, 100 million tons of iron ore and 14 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth, combined with an expansion in steel production capacity, has led to production over-capacity in the Chinese steel industry, which in turn has led the Chinese government to pursue aggressive consolidation in the Chinese steel industry, such as the consolidation of Baosteel Group and Wuhan Iron and Steel in 2016, that has resulted in fewer but larger steel manufacturers that are able to compete more effectively in the global steel industry. In addition, the global steel industry has experienced consolidation in the past, including through the mergers of Mittal and Arcelor in 2006 and Nippon Steel and Sumitomo Metal in 2012. Competition from such global steel manufacturers with expanded production capacity as well as competitors from emerging markets, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue in the future. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

In the past, increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry which in turn resulted in downward pressure on global steel prices. For example, the global steel prices decreased in the fourth quarter of 2018 in part due to a decrease in demand from China as well as an increase in the production capacity of Chinese manufacturers that survived the consolidation of the Chinese steel industry. Production over-capacity in global steel industry may intensify if global economic growth slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

Trading. POSCO International competes principally with other Korean general trading companies that are affiliated with major domestic business groups, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, in recent years, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense.

The overseas trading markets in which POSCO International operates are also highly competitive. POSCO International’s principal competitors in overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO International’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO International, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on its business, results of operations or financial condition. In 2018, we recognized impairment of goodwill of Won 158 billion related to a decrease in value-in-use of POSCO International.

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

Competition for new project awards in overseas markets is also intense. In these markets, POSCO E&C faces competition from local construction companies and other major Korean construction companies with overseas operations, as well as international construction companies from other countries. Construction companies from other developed countries may be more experienced, have greater financial resources and possess more sophisticated technology than POSCO E&C, while construction companies from developing countries often have the advantage of lower wage costs. Some of these competitors have achieved higher market penetration than POSCO E&C has in specific markets in which it competes, and POSCO E&C may need to accept lower margins in order for it to compete successfully against them. POSCO E&C’s failure to successfully compete in the domestic or overseas construction markets could adversely affect its market position and its results of operations and financial condition.

We may not be able to successfully execute our diversification strategy.

In part to prepare for the eventual maturation of the Korean steel market, we have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC projects in the steel sector and natural resources development, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, LNG and agricultural trading and production of anode and cathode materials for rechargeable batteries as well as other comprehensive materials such as lithium, magnesium sheet, nickel and cobalt. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy.

The success of our diversification strategy will depend, in part, on our ability to realize the anticipated growth opportunities and synergies. Some of our diversification efforts have not been successful. For example, we incurred impairment loss of Won 810 billion in 2018 related to our synthetic natural gas production facility in Gwangyang due to our discontinuation of the business which we had launched in 2011, which was adversely impacted by a decline in the market price of liquefied natural gas (“LNG”). The realization of the anticipated benefits depends on numerous factors, some of which are outside our control, including the availability of qualified personnel, establishment of new relationships and expansion of existing relationships with various customers and suppliers, procurement of necessary technology and know-how to engage in such businesses and decreases in the prices of competing products or services that make our products or services less competitive. The realization of the anticipated benefits may be impeded, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

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

We participate in overseas natural resources exploration, development and production projects, which expose us to various risks.

As part of our efforts to diversify our operations, we carefully seek out promising overseas natural resources exploration, development and production opportunities. For instance, we purchased lithium mining rights at the Salar del Hombre Muerto salt flat in northern Argentina in August 2018 for $280 million. We also participate in natural resources projects as part of consortia or through acquisitions of minority interests, such as a gas field exploration project in Myanmar through POSCO International. We may also selectively acquire or invest in companies or businesses that engage in such activities. To the extent that we enter into these arrangements, our success in these endeavors will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us, as well as our ability to finance such investments.

The demand and market acceptance for such activities abroad are subject to a substantially higher level of uncertainty than our traditional steel business and are substantially dependent upon the market condition of the global natural resources industry as well as the political and social environment of the target countries. The performance of projects in which we participate may be adversely affected by the occurrence of military hostility, political unrest or acts of terrorism. In addition, some of our current exploration, development and production projects involve drilling exploratory wells on properties with no proven amount of natural resource reserves. Although all drilling, whether developmental or exploratory, involves risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of natural resources. Other risks to which such activities are subject include obtaining required regulatory approvals and licenses, securing and maintaining adequate property rights to land and natural resources, and managing local opposition to project development. A decrease in the market price of raw materials may also adversely impact the value of our investments related to natural resources projects, potentially resulting in impairment losses. For example, in 2018, we recognized impairment of industrial property rights of Won 78 billion related to our investment in Hume Coal Pty Limited, a coal mining company in Australia, and Won 50 billion in connection with a shale oil and gas project in Canada. We have limited experience in this business, and we cannot assure you that our overseas natural resources exploration, development and production projects will be profitable, that we will be able to meet the financing requirements for such projects, or that we can recoup the costs related to such investments, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

In addition, our consortium partners may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions, requests, policies or objectives;

•	be unable or unwilling to fulfill their obligations;

•	have financial difficulties; or

•	have disputes with us as to their rights, responsibilities and obligations.

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

We engage in engineering and construction activities through POSCO E&C. The Construction Segment is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. Although the construction industry in Korea has shown signs of recovery in recent years, the demand for construction activities abroad remains weak and the overall prospects for Korean construction companies in 2019 and beyond remain uncertain. A prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.

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

If our cybersecurity is breached, we may incur significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of confidential information relating to us as well as our customers and suppliers, and any breach in our cybersecurity could expose us to a risk of loss, the improper use or disclosure of such information, ensuing potential liability or litigation, any of which could harm our reputation and adversely affect our business. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our customers’ data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future.

Our cybersecurity measures may also fail due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our data or our customers’ data or accounts or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our cybersecurity occurs or the market perception of the effectiveness of our cybersecurity measures is adversely affected, we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to our reputation and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new steel manufacturing technologies that can be differentiated from those of our competitors, such as FINEX, automotive steel manufacturing technology and high-manganese steel manufacturing technology, is critical to the success of our business. We take active measures to obtain protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we take will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors. Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

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

Under the Labor Standards Act, an employee’s “ordinary wage” is used as the basis for calculating various statutory benefits. Prior to the Supreme Court of Korea’s decision described below, we and other companies in Korea had interpreted the previous guidelines issued by the Ministry of Employment and Labor as excluding fixed bonuses that are paid other than on a monthly basis, such as bi monthly, quarterly or biannually paid bonuses, from employees’ ordinary wages.

On December 18, 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, are included in the scope of employees’ ordinary wages if these bonuses are paid (i) “regularly,” (ii) “uniformly” and (iii) on a “fixed basis,” notwithstanding differential amounts based on seniority. Under this decision, any provision of a collective bargaining agreement or other agreements that attempt to exclude such regular bonuses from employees’ ordinary wages will be deemed void for violation of the mandatory provisions of Korean law.

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

Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018 and February 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran and Cuba. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, POSCO International engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran and Cuba. We believe that such activities and investments do not involve any U.S. goods or services. Our activities in Iran and Cuba accounted for approximately 0.5% of our consolidated revenues in 2016, 0.6% in 2017 and 0.3% in 2018.

We expect to continue to engage in business activities and make investments in countries that are deemed Sanctions Targets over the foreseeable future. Although we believe that OFAC Sanctions under their current terms are not applicable to our current activities, our reputation may be adversely affected, and some of our U.S. investors may be required to divest their investments in us under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. We cannot assure you that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our securities.

This annual report contains “forward-looking statements” that are subject to various risks and uncertainties.

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. These forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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

Our legal and commercial name is POSCO. Our principal executive offices are located at POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea 06194, and our telephone number is +82-2-3457-0114. The address of our English website is http://www.posco.com.

The SEC maintains a website (http://www.sec.gov), which contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 42.9 million tons of crude steel and stainless steel in 2018, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2018, we had approximately 47.6 million tons of annual crude steel and stainless steel production capacity, including 17.6 million tons of production capacity of Pohang Works and 24.8 million tons of production capacity of Gwangyang Works. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

Korea is our most important market. Domestic sales accounted for 38.4% of our total revenue from steel products produced and sold by us in 2018 and 39.0% in 2017. On a non-consolidated basis, we believe that our steel products constituted approximately 50% of the total sales volume of such steel products sold in Korea in 2018 and approximately 44% in 2017. Our export sales and overseas sales to customers abroad accounted for 61.6% of our total revenue from steel products produced and sold by us in 2018 and 61.0% in 2017. Our major export market is Asia, with China accounting for 28.9%, Asia other than China and Japan accounting for 23.4%, and Japan accounting for 10.3% of our total steel export revenue from steel products produced and exported by us in 2018 and China accounting for 28.5%, Asia other than China and Japan accounting for 23.3%, and Japan accounting for 11.3% of our total steel export revenue from steel products produced and exported by us in 2017.

We also engage in businesses that complement our steel manufacturing operations as well as carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally, in part to prepare for the eventual maturation of the Korean steel market. POSCO International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. POSCO E&C is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. POSCO Energy Corporation is the largest private power generation company in Korea.

We generated revenue of Won 65,155 billion and profit of Won 1,932 billion in 2018, compared to revenue of Won 60,187 billion and profit of Won 2,909 billion in 2017. We had total assets of Won 78,777 billion and total equity of Won 46,673 billion as of December 31, 2018, compared to total assets of Won 79,786 billion and total equity of Won 47,327 billion as of December 31, 2017.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	cold rolled products;

•	hot rolled products;

•	stainless steel products;

•	plates;

•	wire rods; and

•	silicon steel sheets.

The table below sets out our revenue of steel products produced by us and directly sold to external customers (either by us or through POSCO Processing & Service Co., Ltd. (“POSCO P&S”), our former subsidiary that primarily engaged in sales of steel products produced by us prior to the transfer of its steel product sales business to POSCO International in March 2017) which are recognized as external revenue of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries (including POSCO International) other than POSCO P&S. Although our external revenue of the Steel Segment increased in 2017 compared to 2016 and 2018 compared to 2017, they were negatively impacted in 2017 and 2018 by the recognition of the external revenue of POSCO P&S’s steel product sales business under the Trading Segment commencing March 2017 following the transfer of such business to POSCO International.

	For the Year Ended December 31,
	2016			2017			2018
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	8,467	31.5%	￦	9,441	31.2%	￦	10,585	32.7%
Hot rolled products		4,377	16.3		5,101	16.9		5,620	17.4
Stainless steel products		6,064	22.6		6,624	21.9		6,624	20.5
Plates		2,762	10.3		3,087	10.2		3,587	11.1
Wire rods		1,747	6.5		1,880	6.2		1,882	5.8
Silicon steel sheets		1,100	4.1		1,025	3.4		1,012	3.1

Sub-total		24,517	91.3		27,159	89.8		29,309	90.6

Others		2,327	8.7		3,072	10.2		3,049	9.4

Total	￦	26,844	100.0%	￦	30,230	100.0%	￦	32,358	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers (either by us or through POSCO P&S prior to the transfer of its steel product sales business to POSCO International in March 2017), which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries (including POSCO International) other than POSCO P&S. In 2017 and 2018, our external sales volume of the Steel Segment was negatively impacted by the recognition of the external sales volume of POSCO P&S’s steel product sales business under the Trading Segment commencing March 2017 following the transfer of such business to POSCO International.

	For the Year Ended December 31,
	2016		2017		2018
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	12,713	38.7%	11,279	37.5%	12,300	39.2%
Hot rolled products	8,632	26.2	7,786	25.9	8,153	26.0
Stainless steel products	3,027	9.2	2,874	9.6	2,853	9.1
Plates	4,748	14.4	4,896	16.3	4,957	15.8
Wire rods	2,737	8.3	2,333	7.8	2,227	7.1
Silicon steel sheets	1,032	3.1	877	2.9	892	2.8

Total (1)	32,888	100.0%	30,046	100.0%	31,381	100%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers (either by us or through POSCO P&S prior to the transfer of its steel product sales business to POSCO International in March 2017), we engage our consolidated sales subsidiaries (including POSCO International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 6,403 billion in 2016, Won 7,385 billion in 2017 and Won 7,492 billion in 2018. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 12.3 million tons in 2018, representing 39.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2018, our sales volume of cold rolled products produced by us and directly sold to external customers increased by 9.1% compared to our sales volume in 2017 primarily due to an increase in sales of cold rolled products manufactured and sold by our Chinese subsidiaries.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we believe we had a domestic market share for cold rolled products of approximately 61% on a non-consolidated basis in 2018.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 8.2 million tons in 2018, representing 26.0% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2018, our sales volume of hot rolled products produced by us and directly sold to external customers increased by 4.7% compared to our sales volume in 2017 primarily due to completion of rationalization of furnace no. 3 at Pohang Works, which in turn led to increases in our production and sales volume of hot rolled products.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we believe we had a domestic market share for hot rolled products of approximately 52% on a non-consolidated basis in 2018.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2.9 million tons in 2018, representing 9.1% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 9.1% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2018, they represented 20.5% of our total revenue from steel products in 2018. In 2018, our sales volume of stainless steel products produced by us and directly sold to external customers decreased by 0.8% compared to our sales volume in 2017, in part due to a decrease in demand from the automotive industry.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we believe we had a domestic market share for stainless steel products of approximately 40% on a non-consolidated basis in 2018.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 5.0 million tons in 2018, representing 15.8% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2018, our sales volume of plates produced by us and directly sold to external customers increased by 1.2% compared to our sales volume in 2017 primarily due to an increase in demand from the shipbuilding industry.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we believe we had a domestic market share for plates of approximately 49% on a non-consolidated basis in 2018.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2.2 million tons in 2018, representing 7.1% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2018, our sales volume of wire rods produced by us and directly sold to external customers decreased by 4.6% compared to 2017 primarily due to decreases in sales of our wire rods in Vietnam and Japan.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we believe we had a domestic market share for wire rods of approximately 59% on a non-consolidated basis in 2018.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 0.9 million tons in 2018, representing 2.8% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2018, our sales volume of silicon steel sheets produced by us and directly sold to external customers increased by 1.7% compared to 2017 primarily due to an increase in demand for silicon steel sheets in India.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers, we believe we had a domestic market share for silicon steel sheets of approximately 80% on a non-consolidated basis in 2018.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 38.4% of our total revenue from steel products produced and sold by us in 2018. Our export sales and overseas sales to customers abroad represented 61.6% of our total revenue from steel products in 2018. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2016	2017	2018
POSCO’s sales (1)	40.6%	43.4%	49.5%
Other domestic steel companies’ sales	27.6	28.2	28.0
Imports	31.8	28.4	22.5

Total	100.0%	100.0%	100.0%

(1)

POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 61.6% of our total revenue from steel products produced and sold by us in 2018, 62.6% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products increased by 6.9% from Won 22,963 billion in 2017 to Won 24,551 billion in 2018.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2016			2017			2018
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
China	￦	5,840	29.0%	￦	6,542	28.5%	￦	7,097	28.9%
Asia (other than China and Japan)		4,821	23.9		5,354	23.3		5,749	23.4
Japan		2,089	10.4		2,601	11.3		2,530	10.3
Europe		1,914	9.5		2,181	9.5		2,212	9.0
Middle East		187	0.9		163	0.7		204	0.8
North America		2,019	10.0		1,947	8.5		1,861	7.6
Others		3,292	16.3		4,176	18.2		4,898	19.9

Total	￦	20,163	100.0%	￦	22,963	100.0%	￦	24,551	100.0%

	For the Year Ended December 31,
	2016			2017			2018
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	6,852	34.0%	￦	9,224	40.2%	￦	10,499	42.8%
Hot rolled products		2,999	14.9		2,604	11.3		2,738	11.2
Stainless steel products		5,227	25.9		5,345	23.3		5,661	23.1
Plates		1,486	7.4		2,000	8.7		1,812	7.4
Wire rods		585	2.9		606	2.6		677	2.8
Silicon steel sheets		821	4.1		950	4.1		1,021	4.2
Others		2,194	10.9		2,235	9.7		2,143	8.7

Total	￦	20,163	100.0%	￦	22,963	100.0%	￦	24,551	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO International, and our overseas sales subsidiaries. Our largest export market in 2018 was China, which accounted for 28.9% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China increased by 8.5% from Won 6,542 billion in 2017 to Won 7,097 billion in 2018 primarily due to increases in sales of cold rolled products to steel processing companies in China.

Our second largest export market in 2018 was Asia (other than China and Japan), which accounted for 23.4% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) increased by 7.4% from Won 5,354 billion in 2017 to Won 5,749 billion in 2018 primarily due to increases in sales of steel products in Thailand and Vietnam.

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

Both our export prices and domestic sales prices decreased in 2016, reflecting production over-capacity in the global steel industry. In 2017 and the first three quarters of 2018, our export prices and domestic sales prices generally increased, as consolidation of the steel industry in China led to a decrease in export volume from China, which in turn had a positive impact on global steel prices until the fourth quarter of 2018. The global steel prices decreased in the fourth quarter of 2018 in part due to a decrease in demand from China as well as an increase in the production capacity of Chinese manufacturers that survived the consolidation of the Chinese steel industry. We will continue to adjust our sales prices in the future subject to market demand for our products, prices of raw materials, the production outlook of the global steel industry and global economic conditions in general.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.7 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2018, POSCO imported approximately 54 million dry metric tons of iron ore and 29 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia.

We purchase a substantial portion of our iron ore and coal imports pursuant to long-term contracts. Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). We or the suppliers may cancel the long-term contracts only if performance under the contracts is prevented by causes beyond our or their control and these causes continue for a specified period.

We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2018, we purchased approximately 36% of our iron ore imports and 18% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Brazil, New Caledonia and Canada. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$143 in 2016, US$188 in 2017 and US$207 in 2018. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$58 in 2016, US$71 in 2017 and US$69 in 2018. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Indonesia, Japan and Ukraine. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$9,609 in 2016, US$10,411 in 2017 and US$13,122 in 2018.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. Such contracts are on consecutive voyage basis with maximum capacity loading, where the shipping company is compensated for the maximum amount of cargo on each trip regardless of whether the vessels are loaded to such amount. These dedicated vessels transported approximately 73% of the total requirements in 2018, and the remaining approximately 27% was transported by vessels retained through short to medium term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use by 2020 in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we believe we had a market share of approximately 52% on a non-consolidated basis in 2018, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe we had a market share of approximately 61% and 40%, respectively, on a non-consolidated basis in 2018, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

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

Export Markets

The competitors in our export markets include all the leading steel manufacturers of the world. In the past decade, there has been a trend toward industry consolidation among our competitors, and smaller competitors in the global steel market today may become larger competitors in the future. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth, combined with an expansion in steel production capacity, has led to production over-capacity in the Chinese steel industry, which in turn has led the Chinese government to pursue aggressive consolidation in the Chinese steel industry, such as the consolidation of Baosteel Group and Wuhan Iron and Steel in 2016, that has resulted in fewer but larger steel manufacturers that are able to compete more effectively in the global steel industry. Competition from global steel manufacturers with significant production capacity such as ArcelorMittal S.A. and Nippon Steel & Sumitomo Metal Corporation, as well as competitors from emerging markets, especially from China and India, could result in a significant increase in competition. Major competitive factors include range of products offered, quality, price, delivery performance and customer service. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

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

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation), which commenced production of stainless cold rolled steel products in December 1998. As of December 31, 2018, Zhangjiagang Pohang Stainless Steel had an annual production capacity of 1,100 thousand tons of stainless steel products and it produced 1,158 thousand tons of stainless steel products in 2018. See “— Production Facilities Abroad — Zhangjiagang Pohang Stainless Steel.”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We hold a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. As of December 31, 2018, PT. Krakatau POSCO had an annual production capacity of 3,000 thousand tons of plates and slabs and it produced 3,009 thousand tons of plates and slabs in 2018. See “— Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We established POSCO SS VINA Co., Ltd., a wholly owned subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. The plant became operational in June 2015. As of December 31, 2018, POSCO SS VINA Co., Ltd. had an annual production capacity of 1,100 thousand tons of shape steel and steel reinforcement products and it produced 965 thousand tons of shape steel and steel reinforcement products in 2018. See “Production Facilities Abroad — POSCO SS VINA.”

Trading

Our trading activities consist primarily of trading activities of POSCO International. Our consolidated subsidiaries that also engage in trading activities include POSCO Asia Co., Ltd. located in Hong Kong, POSCO Japan Co., Ltd. located in Tokyo, Japan, POSCO America Corporation located in Georgia, U.S.A., POSCO (Thailand) Company Limited located in Chonburi, Thailand and POSCO Singapore LNG Trading Pte. Ltd. in Singapore.

POSCO International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also manufactures and sells textiles and agricultural commodities. POSCO International was established in December 2000 when the international trading and construction businesses of Daewoo Corporation were spun off into three separate companies as part of a debt workout program of Daewoo Corporation. In order to expand and strengthen its core business and to further promote efficiency within the POSCO Group, POSCO International acquired the steel product sales business from POSCO P&S in March 2017.

The following table sets forth a breakdown of POSCO International’s total consolidated sales by export sales, domestic sales and third-country trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2016			2017			2018
	(in billions of Won, except percentages)
Export trading sales:
Steel and metal	￦	4,185	25.4%	￦	5,059	22.4%	￦	5,354	21.3%
Chemical and commodities		1,277	7.7		1,429	6.3		1,563	6.2
Automobile and machinery parts		1,986	12.0		2,224	9.9		1,795	7.1
Electronics and miscellaneous items		3	0.0		—	—		—	—
Natural resources items		2	0.0		—	—		—	—
Other goods		—	—		—	—		0	0.0

Sub-total		7,453	45.2		8,712	38.6		8,712	34.6

Domestic trading sales:
Steel and metal	￦	473	2.9%	￦	2,322	10.3%	￦	3,316	13.2%
Chemical and commodities		90	0.5		23	0.1		19	0.1
Automobile and machinery parts		40	0.2		59	0.2		36	0.1
Electronics and miscellaneous items		—	—		—	—		—	—
Other goods		—	—		17	0.1		—	—

Sub-total		603	3.7		2,421	10.7		3,371	13.4

Manufactured product sales	￦	13	0.1	￦	502	2.2	￦	547	2.2
Others	￦	90	0.5	￦	253	1.1	￦	222	0.9

Third-Country Trades:
Trading (1)	￦	10,376	62.9%	￦	14,969	66.3%	￦	17,390	69.1%
Natural resources development (1)		1,504	9.1		573	2.5		829	3.3
Manufactured product trading		192	1.2		221	1.0		329	1.3

Total third-country trades		12,072	73.2		15,763	69.8		18,547	73.7

Total sales prior to consolidation adjustments		20,229	122.7		27,650	122.4		31,399	124.7

Consolidation adjustments		(3,737)	(22.7)		(5,079)	(22.4)		(6,225)	(24.7)

Total sales	￦	16,492	100.0%	￦	22,572	100.0%	￦	25,174	100.0%

(1)

In 2016, revenues from trading of raw materials were included as natural resources development revenues. However, in 2017 and 2018, revenues from trading of raw materials were included as trading revenues.

Trading Activities. POSCO International’s trading activities consist of exporting and importing a wide variety of products and commodities, including iron and steel, raw materials for steel production, non-ferrous metals, chemicals, automotive parts, machinery and plant equipment, electronics products, agricultural commodities and textiles. POSCO International is also engaged in third-country trade that does not involve exports from or imports to Korea. The products are obtained from and supplied to numerous suppliers and purchasers in Korea and overseas, which are procured through a global trading network comprised of overseas trading subsidiaries, branches and representative offices. Such subsidiaries and offices support POSCO International’s trading activities by locating suitable local suppliers and purchasers on behalf of customers, identifying business opportunities and providing information regarding local market conditions.

In most cases, POSCO International enters into trading transactions after the underlying sale and purchase contracts have been matched, which mitigates inventory and price risks to POSCO International. POSCO International typically enters into trading transactions as a principal, and in limited cases as an import or export agent. When acting as a principal or an agent, POSCO International derives its gross trading profit from the margin between the selling price of the products and the purchase price it pays for such products. In the case of principal transactions, the selling price is recorded as sales and the purchase price is recorded as cost of sales, while only the margin is recorded as sales in the case of agency transactions in which POSCO International does not assume the risks and rewards of ownership of the goods. In the instances in which it acts as an arranger for a third country transaction, POSCO International derives its gross trading profit from, and records as sales, the commission paid to it by the customer. The sizes of margins and commissions for POSCO International’s trading activities vary depending on a number of factors, including prevailing supply and demand conditions for the product involved, the cost of financing, insurance, storage and transport and the creditworthiness of the customer, and tends to decline as the product or market matures.

In connection with its export and import transactions, POSCO International has accounts receivable and payable in a number of currencies, but principally in Dollars. POSCO International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is substantially mitigated by such strategies, POSCO International also periodically enters into derivative contracts, primarily currency forward contracts, to further hedge its foreign exchange risks.

In connection with its trading activities, POSCO International arranges insurance and product transport at the request of customers, the costs of which generally become reflected in the sales price of the relevant products, and also provides financing services to its purchasers and suppliers as necessary. In the case of trading transactions involving large-scale industrial or construction projects, POSCO International also provides necessary project planning and organizing services to its customers.

Natural Resources Development Activities. POSCO International also invests in energy and mineral development projects throughout the world. In particular, POSCO International holds interests in several gas field projects in Myanmar, where production of gas commenced in July 2013. POSCO International recognized revenues of approximately Won 530 billion in 2016, Won 498 billion in 2017 and Won 474 billion in 2018 from the Myanmar gas field projects. Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

Competition. POSCO International competes principally with other Korean general trading companies that are affiliated with major domestic business groups, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, in recent years, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense. POSCO International’s principal competitors in the overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses.

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

POSCO E&C also has substantial experience in the energy field obtained from the construction of various power plants for member companies of the POSCO Group, specializing primarily in engineering and construction of LNG and coal-fired thermal power plants. In recent years, POSCO E&C has obtained various orders for such power plants, including LNG-fired power plants in Incheon, Korea, coal-fired thermal power plants in Ventanas and Angamos, Chile and an integrated cycle power plant and an LNG terminal facility in Colón, Panama. In response to increasing demand from the energy industry, POSCO E&C plans to continue to target opportunities in power plant construction, especially in Asia and Africa, which it believes offers significant growth potential. In order to further promote efficiency among the member companies of the POSCO Group as well as to enhance the engineering expertise of POSCO E&C, POSCO Engineering Co., Ltd. merged into POSCO E&C in February 2017.

Competition. Competition in the construction industry is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. In Korea, POSCO E&C’s main competition in the construction of residential and non-residential buildings, EPC projects, urban planning and development projects and civil works projects consists of approximately ten major domestic construction companies, all of which are member companies of other large business groups in Korea and are capable of undertaking larger-scale, higher-value-added projects that offer greater potential returns. A series of measures introduced by the Government over the past few years to regulate housing prices in Korea, as well as an increasing popularity of low-bid contracts in civil works project mandates, have contributed to increased competition in the Korean construction industry in recent years. In the overseas markets, POSCO E&C faces competition from local construction companies and other major Korean construction companies with overseas operations, as well as international construction companies from other countries.

Others

As part of our diversification efforts, we strive to identify business opportunities that supplement our steel, trading and construction segments, including power generation, LNG logistics, manufacturing of various industrial materials and network and system integration.

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and subsequently renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy Corporation’s total power generation capacity was approximately 4,570 megawatts as of December 31, 2018. POSCO Energy

Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

LNG Logistics. We operate an LNG receiving terminal with an aggregate capacity to process up to 2.4 million tons of LNG annually in Gwangyang. In order to achieve maximum operational efficiency of our LNG terminal, we participate in the LNG trading and LNG ship gas trial businesses. In April 2019, our board of directors resolved to transfer our LNG logistics business to POSCO Energy Corporation. The transfer is expected to be completed in September 2019.

Others. POSCO Chemical Co., Ltd. (formerly known as POSCO Chemtech Co., Ltd.) specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products. It also expanded into the anode and cathode manufacturing business in 2018 following its merger with POSCO ESM Co., Ltd., our former subsidiary specializing in the production of battery materials. POSCO M-Tech Co., Ltd. produces aluminum deoxidizers, substances used to remove excess oxygen during the steel manufacturing process to improve durability of steel products, and it also provides integrated steel product packing solutions for steel production facilities. POSCO ICT Co., Ltd. provides information and technology consulting and system network integration and outsourcing services.

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Item 4.C. Organizational	Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO International Corporation	Korea	62.9%
POSCO Engineering & Construction Co., Ltd	Korea	52.8%
POSCO Energy Corporation	Korea	89.0%
PT. Krakatau POSCO	Indonesia	70.0%
POSCO Asia Co., Ltd.	Hong Kong	100.0%
POSCO Maharashtra Steel Private Limited	India	100.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5	% (1)
POSCO Chemical Co., Ltd.	Korea	60.0%
POSCO SS VINA Co., Ltd.	Vietnam	100.0%

(1)	POSCO holds a 58.6% interest and POSCO-China holds a 23.9% interest.

Item 4.D. Property,	Plants and Equipment

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

Gwangyang Works

Construction of Gwangyang Works began in 1985 and ended in 1992. Gwangyang Works currently has an annual crude steel production capacity of 24.8 million tons. Gwangyang Works specializes in high volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

Situated on a site of 13.7 million square meters reclaimed from the sea in Gwangyang City in the southwestern region of Korea, Gwangyang Works is comprised of iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating large ships for unloading raw materials, storage areas for raw materials and separate docking facilities for ships carrying products for export.

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

Capacity Utilization Rates

The following table sets out the capacity utilization rates of our production facilities in Korea for the periods indicated.

	As of or for the Year Ended December 31,
	2016	2017	2018
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	42.39	42.39	42.39
Actual crude steel and stainless steel output (million tons)	37.50	37.21	37.74
Capacity utilization rate (%) (1)	88.5%	87.8%	89.0%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

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

Zhangjiagang Pohang Stainless Steel

The following table sets out Zhangjiagang’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2016	2017	2018
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	1.16	1.16	1.16
Capacity utilization rate (%) (1)	105.2%	105.4%	105.3%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2016	2017	2018
Crude steel production capacity as of end of the year (million tons per year)	3.00	3.00	3.00
Actual crude steel output (million tons)	2.91	2.92	3.01
Capacity utilization rate (%) (1)	97.0%	97.4%	100.3%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO SS VINA Co., Ltd.

The following table sets out POSCO SS VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2016	2017	2018
Crude steel production capacity as of end of the year (million tons per year)	1.10	1.10	1.10
Actual crude steel output (million tons)	0.64	0.91	0.97
Capacity utilization rate (%) (1)	58.0%	82.3%	87.7%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, a trading segment, a construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists primarily of global trading activities and natural resources development activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG logistics, manufacturing of various industrial materials and network and system integration. See Note 40 of Notes to Consolidated Financial Statements.

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

In 2017, unit sales prices in Won for each of our principal product lines of steel products produced by us and directly sold to external customers increased. The weighted average unit price for such products increased by 21.3% from 2016 to 2017, despite an appreciation in the average value of the Won against the Dollar in 2017 that decreased our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., appreciated from Won 1,160.5 to US$1.00 in 2016 to Won 1,130.8 to US$1.00 in 2017.

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

In 2018, unit sales prices in Won for each of our principal product lines of steel products produced by us and directly sold to external customers, other than silicon steel products, increased. The weighted average unit price for such products increased by 3.3% from 2017 to 2018, despite an appreciation in the average value of the Won against the Dollar in 2018 that decreased our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., appreciated from Won 1,130.8 to US$1.00 in 2017 to Won 1,100.3 to US$1.00 in 2018.

The unit sales price of plates, which accounted for 15.8% of total sales volume of the principal steel products produced by us and directly sold to external customers, increased by 14.8% in 2018. The unit sales price of hot rolled products, which accounted for 26.0% of total sales volume of such products, increased by 5.2% in 2018. The unit sales price of wire rods, which accounted for 7.1% of total sales volume of such products, increased by 4.9% in 2018. The unit sales price of cold rolled products, which accounted for 39.2% of total sales volume of such products, increased by 2.8% in 2018. The unit sales price of stainless steel products, which accounted for 9.1% of total sales volume of such products, increased by 0.8% in 2018. On the other hand, the unit sales price of silicon steel products, which accounted for 2.8% of total sales volume of such products, decreased by 2.9% in 2018.

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2016		2017		2018
	(In thousands of Won per ton)
Cold rolled products	￦	666	￦	837	￦	861
Hot rolled products		507		655		689
Stainless steel products		2,003		2,304		2,322
Plates		582		631		724
Wire rods		638		806		845
Silicon steel sheets		1,065		1,169		1,135

Average (1)	￦	745	￦	904	￦	934

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

	For the Year Ended December 31,
	2016	2017	2018
	(Percentage of net sales)
Cost of sales	87.4%	86.3%	87.7%
Selling and administrative expenses	7.3	6.2	3.7
Gross margin	12.6	13.7	12.3
Operating profit margin	4.3	7.0	6.2

Our operating profit margin increased from 4.3% in 2016 to 7.0% in 2017, but decreased to 6.2% in 2018 as discussed below.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
Crude steel and stainless steel production capacity (million tons per year)	47.6	47.6	47.6
POSCO	42.4	42.4	42.4
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.1	1.1	1.1
PT. Krakatau POSCO	3.0	3.0	3.0
POSCO SS VINA Co., Ltd.	1.1	1.1	1.1
Actual crude steel and stainless steel output (million tons)	42.2	42.2	42.9
POSCO	37.5	37.2	37.7
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.2	1.2	1.2
PT. Krakatau POSCO	2.9	2.9	3.0
POSCO SS VINA Co., Ltd.	0.6	0.9	1.0
Capacity utilization rate (%)	88.7%	88.7%	90.1%
POSCO	88.5%	87.8%	89.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	105.2%	105.4%	105.3%
PT. Krakatau POSCO	97.0%	97.4%	100.3%
POSCO SS VINA Co., Ltd.	58.0%	82.3%	87.7%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2018, 61.6% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in Dollars; and

•	foreign exchange translation losses on foreign-currency denominated liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in Dollar, Yen and Renminbi terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in Dollars and to a lesser extent in Yen and Renminbi.

The overall net impact from fluctuations of the Won against major currencies is difficult to estimate and varies from year to year. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO International and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future.

Inflation

Inflation in Korea, which was 1.0% in 2016, 1.9% in 2017 and 1.5% in 2018, has not had a material impact on our results of operations in recent years.

Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. These accounting principles require us to make certain estimates and judgments that affect the reported amounts in our consolidated financial statements. Our estimates and judgments are based on historical experience, forecasted future events and various other assumptions that we believe to be reasonable under the circumstances. Estimates and judgments may differ under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We believe the critical accounting policies discussed below are the most important to the portrayal of our financial condition and results of operations. Each of them is dependent on projections of future market conditions, and they often require us to make difficult, subjective and complex judgments.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2018, the percentage of allowance for doubtful accounts to trade accounts and notes receivable and other receivables was 7.12%. Our allowance for doubtful accounts decreased by 16.2%, or Won 178 billion, from Won 1,094 billion as of December 31, 2017 to Won 917 billion as of December 31, 2018. See Note 23 of Notes to Consolidated Financial Statements.

Lifetime expected credit losses are expected credit losses from any default that may occur over the expected life of a financial instrument. 12-month expected credit losses are portions of lifetime expected credit losses that result from defaults that may occur within the 12 months after the reporting date. The expected life of a financial instrument is the entire contractual period over which we are exposed to credit risk. Expected credit losses are probability-weighted estimates of credit losses. Credit losses are measured as the present value of all cash shortfalls, such as the difference between cash flows specified under contracts and cash flows that we expect to receive.

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2018 was 1.14%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by approximately 10% in total. In addition, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by approximately 13% in total.

We recognized impairment losses on available-for-sale financial assets of Won 248 billion in 2016 and Won 123 billion in 2017, but we did not recognize any such impairment loss in 2018 due to our adoption of IFRS 9 “Financial Instruments,” effective as of January 1, 2018, which classifies available-for-sale financial assets as financial assets at fair value through other comprehensive income. See Notes 2 and 33 of Notes to Consolidated Financial Statements.

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

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value less costs to sell) and its value in use. When the book value of long-lived asset exceeds the recoverable amount of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable amount and the resulting impairment loss is charged to current operations. Such recoverable amount is based on our estimates of the future use of assets and is subject to changes in market conditions. Based on an impairment test as of December 31, 2018, we recognized impairment loss on property, plant and equipment amounting to Won 810 billion in 2018, which related primarily to our synthetic natural gas production facility in Gwangyang due to our discontinuation of such business that we had launched in 2011, which was adversely impacted by a decline in the market price of LNG. In addition, we recognized impairment loss on industrial property rights of Won 78 billion related to our investment in Hume Coal Pty Limited, a coal mining company in Australia, as well as impairment loss on property, plant and equipment of Won 54 billion in 2018 in connection with the restructuring of our fuel cell business.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Our estimates of the useful lives and recoverable amount of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable amount of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next three to five years. Beyond the specifically forecasted period, we extrapolate the cash flows for the remaining years based on an estimated growth rate. This estimated growth rate does not exceed the long-term average growth rate of our industry. As of December 31, 2018, for the applicable cash generating units, we estimated a discount rate of 4.6% to 10.4% and a revenue growth rate of 0.6% to 2.0%. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated discount rates used in these valuations were increased by 1%, then the estimated recoverable amount would have decreased by 4.2% to 4.9% in total. If the estimated revenue growth rate were decreased by 1%, then the estimated recoverable amount would have decreased by 1.9% to 8.5% in total. We believe that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would result in impairment loss of long-lived assets.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by 2.72% to 3.71% in total. If the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by 1.49% to 1.76% in total. Based on an impairment test as of December 31, 2018, we recognized impairment loss on goodwill of Won 158 billion incurred by POSCO International and Won 66 billion incurred by POSCO E&C in connection with decreases in value-in-use of such entities, as well as impairment of industrial property rights of Won 78 billion related to our investment in Hume Coal Pty Limited, a coal mining company in Australia. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of the cash-generating groups, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss on goodwill. See Note 15 of Notes to Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from 92.9% to 116.1% of the inventory cost amount. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2016, 2017 and 2018. The valuation losses of inventories recognized within cost of goods sold were Won 152 billion in 2016, Won 79 billion in 2017 and Won 142 billion in 2018.

Investments in Associates and Joint Ventures

We hold a significant amount of investments in associates and joint ventures, which interests are accounted for using the equity method. As of December 31, 2018, the book value of our investments in associates and joint ventures was Won 3,650 billion. The carrying amounts of our investments in associates and joint ventures are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

Revenue Recognized by the Input Method

POSCO E&C, our consolidated subsidiary, engages in various construction activities, including construction of industrial plants and civil engineering projects, and revenue recognition is different based on types of contracts. We recognize revenue over time when (i) our customers receive the benefits from our construction activities simultaneously with our performance of such activities, (ii) our construction activities create or improve an asset when such asset is under the customer’s control or (iii) our construction activities do not provide alternative benefits to us and we have an enforceable right to payment for performance completed to date.

In the case of construction contracts where we construct plants or other similar structures, our customers control the assets as they are being constructed. Under such contracts, we perform construction of the projects according to the customers’ on-going specifications, and if a contract is terminated by the customer, we are entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the revenue and costs of a contract can be reliably estimated, we recognize such estimated revenue and costs based on the progress of construction as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. If the revenue and costs of a contract cannot be reliably estimated, revenue is recognized only to the extent the recovery of contract costs are probable. If the total contract cost is likely to exceed the total contract revenue, expected losses are immediately recognized as costs.

Our contract revenue recognition policy requires our management to exercise judgment in estimating the outcome of our contracts and measuring the percentage of completion and actual costs incurred in respect of our projects, which affects the amount and timing of recognition of revenues and cost of sales, provisions for estimated losses, charges against current earnings, trade account receivables and advances. For example, due to factors causing variation in costs for 2018, the estimated total contract costs were changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for 2018 and future periods are as follows:

Amount
(In millions of Won)
Changes in estimated total contract costs	￦ 427,812
Changes in profit before income taxes of construction contracts:
Current period	(38,720)
Future periods	69,428

The effect on current and future profit is estimated based on circumstances that have occurred from the commencement date of the contract to the end of 2018. The estimation is evaluated for total contract costs and expected total contract revenue as of the end of the period. Such estimate may change in future periods.

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

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 144 billion, or 6.7% in total, as of December 31, 2018. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 147 billion, or 6.9% in total, as of December 31, 2018.

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 3 of Notes to Consolidated Financial Statements.

IFRS No. 16 “Leases”

IFRS No. 16 “Leases” replaces existing guidance regarding leases, including IAS No. 17 “Leases,” IFRIC No. 4 “Determining whether an Arrangement contains a Lease,” SIC No. 15 “Operating Leases-Incentives” and SIC No. 27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”

IFRS No. 16 introduces a single accounting model that requires a lessee to recognize lease related assets and liabilities in the financial statements. A lessee is required to recognize as an asset its right to use the underlying leased asset and recognize as a liability its obligation to make lease payments. The lessee may elect not to apply the standard to short-term lease with a term of 12 months or less or low value assets. Accounting treatment for a lessor is similar to the existing standard which classifies leases into finance and operating leases.

We will apply IFRS No. 16 “Leases” beginning on January 1, 2019. Based on information currently available, we estimate that we will recognize right-of-use assets and lease liabilities of Won 619 billion as of January 1, 2019, which is the present value of the lease payments of Won 856 billion that are not paid at the date of initial application for the assets currently used as operating leases.

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

K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. Additionally, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2016, 2017 and 2018 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2016		2017		2018
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	2,282,496	￦	4,196,121	￦	4,041,827
Additions:
Impairment loss on other receivables		37,567		98,177		63,092
Impairment loss on assets held for sale		24,890		—		50,829
Loss on disposals of investments in subsidiaries, associates and joint ventures		22,499		19,985		5,226
Loss on disposals of property, plant and equipment		86,622		151,343		117,614
Impairment loss on property, plant and equipment		196,882		117,231		1,004,704
Impairment loss on investment property		318		—		51,461
Loss on disposals of investment property		21		1,966		9,154
Impairment loss on intangible assets		127,875		167,995		337,519
Increase to provisions		53,058		33,964		134,632
Loss on valuation of firm commitment		—		43,164		66,281
Donations		43,810		51,424		52,074
Idle tangible asset expenses		6,437		10,490		9,257
Others		143,083		93,814		175,711

		743,062		789,553		2,077,554
Deductions:
Gain on disposals of assets held for sale		(23,112)		(1,180)		(27,171)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(23,305)		(81,794)		(45,241)
Gain on disposals of property, plant and equipment		(23,826)		(32,145)		(53,139)
Gain on disposals of intangible assets		(671)		(23,391)		(117,139)
Gain on valuation of firm commitment		—		(56,301)		(39,028)
Gain on insurance proceeds		(22,400)		(5,878)		(14,034)
Others		(109,164)		(247,792)		(227,834)

		(202,478)		(448,481)		(523,586)

Revenue recognition related to development and sale of real estate		143,742		468,233		(176,859)
Cost of sales recognition related to development and sale of real estate		(122,497)		(383,592)		123,664

Operating profit under K-IFRS	￦	2,844,325	￦	4,621,834	￦	5,542,600

Net income (loss) under IFRS as issued by the IASB	￦	1,032,065	￦	2,909,311	￦	1,932,386
Adjustments related to development and sale of real estate:
Revenue		143,742		468,233		(176,859)
Cost of sales		(122,497)		(383,592)		123,664
Income tax		(5,141)		(20,483)		12,873

Net income (loss) under K-IFRS	￦	1,048,169	￦	2,973,469	￦	1,892,064

Operating Results — 2017 Compared to 2018

The following table presents our statement of comprehensive income information and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Revenue	￦	60,187	￦	65,155	￦	4,968	8.3%
Cost of sales		51,916		57,129		5,123	10.0

Gross profit		8,271		8,026		(246)	(3.0)
Selling and administrative expenses:
Impairment loss on trade accounts and notes receivable		174		75		(99)	(56.9)
Other administrative expenses		2,003		1,986		(17)	(0.9)
Selling expenses		1,557		369		(1,188)	(76.3)
Other operating income and expenses:
Impairment loss on other receivables		98		63		(35)	(35.7)
Other operating income		448		524		75	16.7
Other operating expenses		691		2,014		1,323	191.4

Operating profit		4,196		4,042		(154)	(3.7)
Share of profit of equity-accounted investees, net		11		113		102	968.6
Finance income		2,373		1,706		(667)	(28.1)
Finance costs		2,484		2,244		(240)	(9.7)

Profit before income tax		4,095		3,616		(479)	(11.7)
Income tax expense		1,186		1,684		498	42.0

Profit		2,909		1,932		(977)	(33.6)
Profit for the period attributable to owners of the controlling company		2,756		1,712		(1,044)	(37.9)
Profit for the period attributable to non-controlling interests		153		220		67	44.0

Revenue

The following table presents our revenue by segment and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	30,230	￦	32,358	￦	2,128	7.0%
Internal revenue		17,381		18,063		682	3.9

Total revenue from Steel Segment		47,611		50,421		2,810	5.9

Trading Segment:
External revenue		20,802		22,408		1,606	7.7%
Internal revenue		14,076		15,911		1,835	13.0

Total revenue from Trading Segment		34,878		38,319		3,441	9.9

Construction Segment:
External revenue		6,887		6,769		(117)	(1.7)
Internal revenue		399		551		152	38.2

Total revenue from Construction Segment		7,286		7,321		35	0.5

Others Segment:
External revenue		2,736		3,443		707	25.8
Internal revenue		2,549		2,755		207	8.1

Total revenue from Others Segment		5,285		6,198		913	17.3

Total revenue prior to consolidation adjustments and basis difference		95,060		102,259		7,199	7.6

Consolidation adjustments		(34,405)		(37,281)		(2,876)	8.4
Basis difference adjustments (1)		(468)		177		645	N.A. (2)

Revenue	￦	60,187	￦	65,155		4,968	8.3%

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our revenue increased by 8.3%, or Won 4,968 billion, from Won 60,187 billion in 2017 to Won 65,155 billion in 2018 due to increases in external revenues from the Steel Segment, the Trading Segment and the Others Segment, which were offset in part by a decrease in external revenue from the Construction Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, increased by 7.0%, or Won 2,128 billion, from Won 30,230 billion in 2017 to Won 32,358 billion in 2018 due to an increase in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories), as well as an increase in the average unit sales price per ton of the principal steel products produced by us and directly sold to external customers. The overall sales volume of the principal steel products produced by us and directly sold to external customers increased by 4.4% from 30.0 million tons in 2017 to 31.4 million tons in 2018, while the weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers increased by 3.3% from Won 903,897 per ton in 2017 to Won 933,990 per ton in 2018. Such factors were principally attributable to the following:

•

The sales volume of each of our major product categories, other than wire rods and stainless steel products, increased from 2017 to 2018. The sales volume of cold rolled products, hot rolled products, silicon steel products and plates produced by us and directly sold to external customers increased by 9.1%, 4.7%, 1.7% and 1.2%, respectively, from 2017 to 2018. On the other hand, the sales volume of wire rods and stainless steel products produced by us and directly sold to external customers decreased by 4.6% and 0.8%, respectively, from 2017 to 2018. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

•

The unit sales prices in Won of each of our major product categories, other than silicon steel products, increased from 2017 to 2018. The unit sales prices in Won of plates, hot rolled products, wire rods, cold rolled products and stainless steel products produced by us and directly sold to external customers increased by 14.8%, 5.2%, 4.9%, 2.8% and 0.8%, respectively, from 2017 to 2018. On the other hand, the unit sales price in Won of silicon steel products produced by us and directly sold to external customers decreased by 2.9% from 2017 to 2018. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, increased by 5.9%, or Won 2,810 billion, from Won 47,611 billion in 2017 to Won 50,421 billion in 2018 as internal revenue from inter-company transactions increased by 3.9%, or Won 682 billion, from Won 17,381 billion in 2017 to Won 18,063 billion in 2018.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, increased by 7.7%, or Won 1,606 billion, from Won 20,802 billion in 2017 to Won 22,408 billion in 2018 primarily due to an increase in third-country trades by POSCO International and our other trading subsidiaries from 2017 to 2018, reflecting an increase in trading of agricultural products and steel slabs, as well as the recognition of the sales of POSCO P&S’s steel product sales business under the Trading Segment commencing March 2017 following the transfer of such business to POSCO International.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, increased by 9.9%, or Won 3,441 billion, from Won 34,878 billion in 2017 to Won 38,319 billion in 2018 as internal revenue from inter-company transactions increased by 13.0%, or Won 1,835 billion, from Won 14,076 billion in 2017 to Won 15,911 billion in 2018.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, decreased by 1.7%, or Won 117 billion, from Won 6,887 billion in 2017 to Won 6,769 billion in 2018 primarily due to a decrease in POSCO E&C’s construction activities in Brazil following the completion of construction of CSP-Companhia Siderurgia do Pecem steel plant complex in 2017.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, increased by 0.5%, or Won 35 billion, from Won 7,286 billion in 2017 to Won 7,321 billion in 2018 as internal revenue from inter-company transactions increased by 38.2%, or Won 152 billion, from Won 399 billion in 2017 to Won 551 billion in 2018. Such increase in internal revenue reflected an increase in the amount of construction activities for member companies of the POSCO Group in 2018 compared to 2017, which was partially offset by a decrease in external revenue as discussed above.

Others Segment. The Others Segment primarily includes power generation, LNG logistics, manufacturing of various industrial materials and information technology service. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, increased by 25.8%, or Won 707 billion, from Won 2,736 billion in 2017 to Won 3,443 billion in 2018 primarily due to increases in revenue of POSCO Energy Corporation and POSCO Chemical Co., Ltd.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 17.3%, or Won 913 billion, from Won 5,285 billion in 2017 to Won 6,198 billion in 2018 as internal revenue from inter-company transactions increased by 8.1% or Won 207 billion, from Won 2,549 billion in 2017 to Won 2,755 billion in 2018. Such increase primarily reflected an increase in inter-company sales of coal coking by-products from POSCO Chemical Co., Ltd. to POSCO.

Cost of Sales

Our cost of sales increased by 10.0%, or Won 5,213 billion, from Won 51,916 billion in 2017 to Won 57,129 billion in 2018. The increase in cost of sales was primarily due to increases in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold as well as in our sales volume of steel products. Following our adoption of IFRS No. 15 “Revenue from Contracts with Customers” starting on January 1, 2018, we also began classifying a substantial majority of our freight and custody expenses as cost of sales, which had all been recognized as selling expenses in 2017. We recognized Won 1,415 billion as freight and custody expenses in 2018, of which we recognized Won 1,230 billion as cost of sales and Won 185 billion as selling expenses.

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Steel Segment	￦	41,479	￦	44,377	￦	2,898	7.0%
Trading Segment		33,388		37,202		3,814	11.4
Construction Segment		6,598		6,651		53	0.8
Others Segment		4,636		5,603		967	20.9
Consolidation adjustments		(33,802)		(36,828)		(3,026)	9.0
Basis difference adjustments (1)		(383)		124		507	N.A. (2)

Cost of sales	￦	51,916	￦	57,129	￦	5,213	10.0%

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation and basis difference adjustments, increased by 7.0%, or Won 2,898 billion, from Won 41,479 billion in 2017 to Won 44,377 billion in 2018 primarily due to increases in our sales volume of the principal steel products produced by us and sold to external and internal customers and in the average price in Won terms of key raw materials that were used to manufacture our finished goods sold, as well as our classification of Won 919 billion of freight and custody expenses of the Steel Segment as cost of sales (instead of selling expenses) following our adoption of IFRS 15 starting in 2018.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation and basis difference adjustments, increased by 11.4%, or Won 3,814 billion, from Won 33,388 billion in 2017 to Won 37,202 billion in 2018 primarily due to an increase in the volume of export and import products sold, as well as our classification of Won 307 billion of freight and custody expenses of the Trading Segment as cost of sales (instead of selling expenses) following our adoption of IFRS 15 starting in 2018.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation and basis difference adjustments, increased by 0.8%, or Won 53 billion, from Won 6,598 billion in 2017 to Won 6,651 billion in 2018 in line with an increase in the amount of construction activities described above.

Others Segment. The cost of sales of our Others Segment, prior to consolidation and basis difference adjustments, increased by 20.9%, or Won 967 billion, from Won 4,636 billion in 2017 to Won 5,603 billion in 2018 primarily due to increases in the average price in Won terms of key raw materials used by POSCO Energy Corporation.

Gross Profit

Our gross profit decreased by 3.0%, or Won 246 billion, from Won 8,271 billion in 2017 to Won 8,026 billion in 2018 due to decreases in gross profit of each of our four segments, particularly from the Trading Segment. Our gross margin decreased from 13.7% in 2017 to 12.3% in 2018.

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Steel Segment	￦	6,132	￦	6,044	￦	(88)	(1.4)%
Trading Segment		1,490		1,117		(374)	(25.1)
Construction Segment		688		669		(18)	(2.6)
Others Segment		649		595		(54)	(8.3)
Consolidation adjustments		(603)		(453)		150	(24.8)
Basis difference adjustments (1)		(85)		53		138	N.A. (2)

Gross profit	￦	8,271	￦	8,026	￦	(246)	(3.0)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.A. means not applicable.

Steel Segment. The gross profit of our Steel Segment, prior to consolidation and basis difference adjustments, decreased by 1.4%, or Won 88 billion, from Won 6,132 billion in 2017 to Won 6,044 billion in 2018 primarily due to our classification of Won 919 billion of freight and custody expenses of the Steel Segment as cost of sales (instead of selling expenses) following our adoption of IFRS 15 starting in 2018, which was largely offset by the impact from our external revenue from the Steel Segment increasing at a greater rate than its cost of sales (excluding freight and custody expenses), prior to consolidation and basis difference adjustments, as discussed above. Due to such factors, the gross margin of our Steel Segment, which is gross profit as a percentage of total revenue prior to consolidation and basis difference adjustments, decreased from 12.9% in 2017 to 12.0% in 2018.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation and basis difference adjustments, decreased by 25.1%, or Won 374 billion, from Won 1,490 billion in 2017 to Won 1,117 billion in 2018 primarily due to a decrease in trading margins resulting from our classification of Won 307 billion of freight and custody expenses of the Trading Segment as cost of sales (instead of selling expenses) following our adoption of IFRS 15 starting in 2018. The gross margin of our Trading Segment, prior to consolidation and basis difference adjustments, decreased from 4.3% in 2017 to 2.9% in 2018.

Construction Segment. The gross profit of our Construction Segment, prior to consolidation and basis difference adjustments, decreased by 2.6%, or Won 18 billion, from Won 688 billion in 2017 to Won 669 billion in 2018 primarily due to a decrease in POSCO E&C’s construction activities overseas as well as a decrease in its participation of construction projects with higher margins in 2018. The gross margin of our Construction Segment, prior to consolidation and basis difference adjustments, decreased from 9.4% in 2017 to 9.1% in 2018.

Others Segment. The gross profit of our Others Segment, prior to consolidation and basis difference adjustments, decreased by 8.3%, or Won 54 billion, from Won 649 billion in 2017 to Won 595 billion in 2018 primarily due to a decrease in gross profit of POSCO Energy Corporation. The gross margin of our Others Segment, prior to consolidation and basis difference adjustments, decreased from 12.3% in 2017 to 9.6% in 2018.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Impairment loss on trade accounts and notes receivable	￦	174	￦	75	￦	(99)	(56.9)%
Freight and custody expenses	￦	1,337	￦	185	￦	(1,152)	(86.2)%
Sales commissions		116		79		(37)	(31.8)
Sales promotion		12		14		1	11.1
Sales insurance premium		37		37		1	1.9
Contract cost		23		17		(6)	(26.3)
Others		32		37		5	15.7

Total selling expenses	￦	1,557	￦	369		(1,188)	(76.3)

Wages and salaries	￦	775	￦	813	￦	39	5.0%
Expenses related to post-employment benefits		79		73		(5)	(6.8)
Other employee benefits		160		176		16	10.2
Depreciation		97		101		4	4.1
Amortization		146		112		(34)	(23.2)
Taxes and public dues		73		72		(1)	(9.6)
Rental		70		70		(0)	(0.7)
Advertising		120		107		(13)	(10.7)
Research and development		126		108		(17)	(13.9)
Service fees		193		166		(27)	(14.2)
Others		164		186		22	13.4

Total other administrative expenses	￦	2,003	￦	1,986		(17)	(0.9)

Total selling and administrative expenses	￦	3,734	￦	2,430		(1,304)	(34.9)

Our selling and administrative expenses decreased by 34.9%, or Won 1,304 billion, from Won 3,734 billion in 2017 to Won 2,430 billion in 2018 primarily due to our classification of a substantial majority of our freight and custody expenses as cost of sales starting in 2018 (as compared to the entire amount as selling expenses in 2017), as well as decreases in impairment loss on trade accounts and notes receivable, sales commissions, amortization expenses and service fees, which were partially offset by an increase in wages and salaries. Such factors were principally attributable to the following:

•

Our freight and custody expenses decreased by 86.2%, or Won 1,152 billion, from Won 1,337 billion in 2017 to Won 185 billion in 2018 primarily due to our classification of Won 1,230 billion of freight and custody expenses as cost of sales starting in 2018.

•

Our impairment loss on trade accounts and notes receivable decreased by 56.9%, or Won 99 billion, from Won 174 billion in 2017 to Won 75 billion in 2018 primarily due to a decrease in impairment loss on trade accounts and notes receivable of POSCO International.

•

Our sales commissions decreased by 31.8%, or Won 37 billion, from Won 116 billion in 2017 to Won 79 billion in 2018 primarily due to a large one-time sales commission in 2017 that did not reoccur in 2018, as well as an increase in transactions without sales commissions.

•

Our amortization expenses decreased by 23.2%, or Won 34 billion, from Won 146 billion in 2017 to Won 112 billion in 2018 primarily due to a decrease in amortization of intangible assets related to upgrading of our information technology infrastructure.

•	Our wages and salaries increased by 5.0%, or Won 39 billion, From Won 775 billion in 2017 to Won 813 billion in 2018 primarily due to an increase in employee incentive bonuses.

Other Operating Income and Expenses

The following table presents our impairment loss on other receivables and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount %
	(In billions of Won)
Impairment loss on other receivables	￦	98	￦	63	￦ (35)	(35.7)%

Our impairment loss on other receivables decreased by 35.7%, or Won 35 billion, from Won 98 billion in 2017 to Won 63 billion in 2018. In 2017, our impairment loss on other receivables related primarily to joint venture projects of POSCO E&C. In 2018, our impairment loss on other receivables related primarily to uncollectible loans made by POSCO E&C to PT. POSCO E&C Indonesia.

The following table presents a breakdown of our other operating income and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	1	￦	27	￦	26	2,202.6%
Gain on disposal of investments in subsidiaries, associates and joint ventures		82		45		(37)	(44.7)
Gain on disposal of property, plant and equipment		32		53		21	65.3
Gain on disposal of intangible assets		23		117		94	400.8
Gain on valuation of firm commitment		56		39		(17)	(30.7)
Gain on insurance proceeds		6		14		8	138.8
Others		248		228		(20)	(8.1)

Total other operating income	￦	448	￦	524		75	16.7

Our other operating income increased by 16.7%, or Won 75 billion, from Won 448 billion in 2017 to Won 524 billion in 2018 primarily due to increases in gain on disposal of intangible assets, gain on disposal of assets held for sale and gain on disposal of property, plant and equipment, which were partially offset by a decrease in gain on disposal of investments in subsidiaries, associates and joint ventures. Such factors were principally attributable to the following:

•

Our gain on disposal of intangible assets increased significantly, by Won 94 billion, from Won 23 billion in 2017 to Won 117 billion in 2018 primarily due to an increase in gain from disposal of our carbon credits.

•

Our gain on disposal of assets held for sale increased significantly, by Won 26 billion, from Won 1 billion in 2017 to Won 27 billion in 2018 primarily due to the disposal of assets of POSPower Co., Ltd. in 2018, compared to no such gain from our disposal of assets held for sale in 2017.

•

Our gain on disposal of property, plant and equipment increased by 65.3%, or Won 21 billion, from Won 32 billion in 2017 to Won 53 billion in 2018 primarily due to an increase in gains from sales of corporate housing units to employees.

•

Our gain on disposal of investments in subsidiaries, associates and joint ventures decreased by 44.7%, or Won 37 billion, from Won 82 billion in 2017 to Won 45 billion in 2018 primarily due to a decrease in disposition of our interests in some of our subsidiaries and associates as part of our reorganization efforts.

The following table presents a breakdown of our other operating expenses and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Impairment losses on assets held for sale	￦	—	￦	51	￦	51	N.A.	(1)%
Loss on disposal of investments in subsidiaries, associates and joint ventures		20		5		(15)	(73.9)
Loss on disposal of property, plant and equipment		151		118		(34)	(22.3)
Impairment losses on property, plant and equipment		117		1,005		887	757.0
Loss on disposals of investment property		2		9		7	365.6
Impairment losses on investment property		—		51		51	N.A.	(1)
Impairment losses on intangible assets		168		338		170	100.9
Increase to provisions		34		135		101	296.4
Loss on valuation of firm commitment		43		66		23	53.6
Donations		51		52		1	1.3
Idle tangible assets expenses		10		9		(1)	(11.8)
Others		94		176		82	87.3

Total other operating expenses	￦	691	￦	2,014		1,323	191.4

(1)	N.A. means not applicable.

Our other operating expenses increased by 191.4%, or Won 1,323 billion, from Won 691 billion in 2017 to Won 2,014 billion in 2018 primarily due to increases in impairment losses on property, plant and equipment, impairment losses on intangible assets and increase to provisions, which were partially offset by a decrease in loss on disposal of property, plant and equipment. Such factors were principally attributable to the following:

•

Our impairment losses on property, plant and equipment increased significantly, by Won 887 billion, from Won 117 billion in 2017 to Won 1,005 billion in 2018. In 2017, our impairment losses on property, plant and equipment related primarily to SkyCube operated by Suncheon Eco Trans Co., Ltd. as well as disposal plans regarding certain assets. In 2018, we recognized impairment losses on property, plant and equipment of Won 810 billion related to our synthetic natural gas production facility in Gwangyang due to our discontinuation of such business, as well as impairment losses of Won 54 billion related to the operating loss of POSCO Energy Corporation’s fuel cell business.

•

Our impairment losses on intangible assets increased significantly, by Won 170 billion, from Won 168 billion in 2017 to Won 338 billion in 2018. In 2017, our impairment losses on intangible assets related primarily to losses of POSCO Engineering, which merged into POSCO E&C. In 2018, our impairment losses on intangible assets related primarily to impairment losses on goodwill of Won 158 billion incurred by POSCO International and Won 66 billion incurred by POSCO E&C in connection with a decrease in value-in-use of such entities due to reduced expected cash flow arising from the uncertain global economic climate, as well as impairment of industrial property rights of Won 78 billion related to our investment in Hume Coal Pty Limited, a coal mining company in Australia.

•

Our increase to provisions increased significantly, by Won 101 billion, from Won 34 billion in 2017 to Won 135 billion in 2018 primarily due to an increase in provisions related to our synthetic natural gas production facility in Gwangyang due to our discontinuation of such business in 2018.

•

Our loss on disposal of property, plant and equipment decreased by 22.3%, or Won 34 billion, from Won 151 billion in 2017 to Won 118 billion in 2018. In 2017, our loss on disposal of property, plant and equipment related primarily to our blast furnace upgrading project at Pohang Works. In 2018, our loss on disposal of property, plant and equipment related primarily to rationalization of the LNG plants at Gwangyang Works.

Operating Profit

Due to the factors described above, our operating profit decreased by 3.7%, or Won 154 billion, from Won 4,196 billion in 2017 to Won 4,042 billion in 2018. Our operating margin decreased from 7.0% in 2017 to 6.2% in 2018.

Share of Profit (Loss) of Equity-Accounted Investees

Our share of profit of equity-accounted investees increased significantly, by Won 102 billion, from Won 11 billion in 2017 to Won 113 billion in 2018. In 2017, we recognized a net gain for our proportionate share of equity-accounted investees of Won 11 billion primarily due to our share of gains of KOBRASCO (Won 56 billion), Roy Hill Holdings Pty Ltd. (Won 46 billion), South-East Asia Gas Pipeline Company Ltd. (Won 43 billion) and POSCO Mitsubishi Carbon Technology Ltd. (Won 28 billion), which were partially offset by our share of loss of CSP-Compania Siderurgica do Pecem (Won 148 billion). In 2018, we recognized a net gain for our proportionate share of equity-accounted investees of Won 113 billion primarily due to our share of gains of KOBRASCO (Won 75 billion), POSCO Mitsubishi Carbon Technology Ltd. (Won 70 billion), Roy Hill Holdings Pty Ltd. (Won 59 billion) and AES-VCM Mong Duong Power Company Limited (Won 30 billion), which were partially offset by our share of loss of CSP-Compania Siderurgica do Pecem (Won 110 billion). See Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Interest income	￦	212	￦	337	￦	125	58.7%
Dividend income		93		63		(30)	(31.9)
Gain on foreign currency transactions		786		716		(70)	(8.9)
Gain on foreign currency translations		564		212		(352)	(62.3)
Gain on derivatives transactions		211		248		37	17.5
Gain on valuation of derivatives		65		97		32	49.8
Gain on disposals of available-for-sale financial assets		426		—		(426)	(100.0)
Gain on valuations of financial assets at fair value through profit or loss		—		16		16	N.A. (1)
Others		16		16		(0)	(1.6)

Total finance income	￦	2,373	￦	1,706		(667)	(28.1)

Interest expenses	￦	653	￦	741		88	13.5%
Loss on foreign currency transactions		757		811		54	7.2
Loss on foreign currency translations		423		322		(101)	(23.9)
Loss on derivatives transactions		236		209		(28)	(11.6)
Loss on valuation of derivatives		226		41		(186)	(82.0)
Impairment losses on available-for-sale financial assets		123		—		(123)	(100.0)
Loss on valuations of financial assets at fair value through profit or loss		—		59		59	N.A. (1)
Others		66		62		(4)	(6.1)

Total finance costs	￦	2,484	￦	2,244		(240)	(9.7)

(1)	N.A. means not applicable.

We recognized a net gain on foreign currency translations of Won 141 billion in 2017 compared to a net loss on foreign currency translations of Won 109 billion in 2018, and we recorded a net gain on foreign currency transactions of Won 29 billion in 2017 compared to a net loss on foreign currency transactions of Won 95 billion in 2018, as the Won appreciated against the Dollar in 2017 but depreciated in 2018. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won appreciated from Won 1,208.5 to US$1.00 as of December 31, 2016 to Won 1,071.4 to US$1.00 as of December 31, 2017 but depreciated to Won 1,118.1 to US$1.00 as of December 31, 2018. Against such fluctuations, we recognized a net loss on valuations of derivatives of Won 162 billion in 2017 compared to a net gain on valuations of derivatives of Won 56 billion in 2018, as well as a net loss on transactions of derivatives of Won 26 billion in 2017 compared to a net gain on transactions of derivatives of Won 39 billion in 2018.

We recognized a gain on disposals of available-for-sale financial assets of Won 426 billion in 2017 related primarily to disposals of our interests in Hyundai Heavy Industries Co., Ltd. and KB Financial Group Inc., compared to no such gain in 2018.

Our interest income increased by 58.7%, or Won 125 billion, from Won 212 billion in 2017 to Won 337 billion in 2018 primarily due to an increase in interest-earning financial assets, as well as a general increase in interest rates in Korea in 2018.

We recognized impairment losses on available-for-sale financial assets of Won 123 billion in 2017 related primarily to a significant and prolonged decline in the fair value of shares of Congonhas Minèrios S.A. below cost, compared to no such impairment loss in 2018.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes decreased by 11.7%, or Won 479 billion, from Won 4,095 billion in 2017 to Won 3,616 billion in 2018.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair-value adjustments, elimination of inter-segment profits, income tax expense and basis difference, and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Steel Segment	￦	2,791	￦	1,268	￦	(1,523)	(54.6)%
Trading Segment		113		49		(63)	(56.3)
Construction Segment		25		0		(24)	(99.0)
Others Segment		233		14		(219)	(94.2)
Goodwill and corporate fair value adjustments		(84)		(78)		7	(7.8)
Elimination of inter-segment profits		(103)		638		741	N.A. (1)
Income tax expense		1,206		1,671		465	38.5
Basis difference adjustments (2)		(85)		53		137	N.A. (1)

Profit before income taxes	￦	4,095	￦	3,616		(479)	(11.7)

(1)	N.A. means not applicable.

(2)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Income Tax Expense

Our income tax expense increased by 42.0%, or Won 498 billion, from Won 1,186 billion in 2017 to Won 1,684 billion in 2018. Our effective tax rate increased from 29.0% in 2017 to 46.6% in 2018 primarily due to the following:

•

an increase in income tax expenses from Won 28 billion in 2017 to Won 272 billion in 2018 (that resulted in an increase in effective tax rate of 6.8%) in connection with non-deductible impairment losses on property, plant and equipment we recognized on our synthetic natural gas production facility in Gwangyang in 2018.

•

a tax effect of Won 130 billion in 2018 in connection with the reconciliation of discrepancies in the interpretation of certain tax laws between the tax authority and us (that resulted in an increase in effective tax rate of 3.6%) compared to no such effect in 2017.

See Note 35 of Notes to Consolidated Financial Statements.

Profit

Due to the factors described above, our profit decreased by 33.6%, or Won 977 billion, from Won 2,909 billion in 2017 to Won 1,932 billion in 2018.

Operating Results — 2016 Compared to 2017

The following table presents our statement of comprehensive income information and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Revenue	￦	52,940	￦	60,187	￦	7,247	13.7%
Cost of sales		46,271		51,916		5,645	12.2

Gross profit		6,668		8,271		1,603	24.0
Administrative expenses		2,292		2,177		(115)	(5.0)
Selling expenses		1,554		1,557		3	0.2
Other operating income		215		451		236	109.7
Other operating expenses		756		792		36	4.8

Operating profit		2,282		4,196		1,914	83.8
Share of gain (loss) of equity-accounted investees		(89)		11		100	N.A. (1)
Finance income		2,232		2,373		141	6.3
Finance costs		3,014		2,484		(530)	(17.6)

Profit before income tax		1,412		4,096		2,683	190.1
Income tax expense		380		1,186		806	212.4

Profit (loss)		1,032		2,909		1,877	181.9
Profit for the period attributable to owners of the controlling company		1,355		2,756		1,401	103.4
Loss for the period attributable to non-controlling interests		(323)		153		476	N.A. (1)

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2016 and 2017.

					Changes
	For the Year Ended December 31,				2016 versus 2017
	2016		2017		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	26,844	￦	30,230	￦	3,386	12.6%
Internal revenue		16,062		17,381		1,319	8.2

Total revenue from Steel Segment		42,906		47,611		4,705	11.0

Trading Segment:
External revenue		16,774		20,802		4,028	24.0
Internal revenue		9,646		14,076		4,430	45.9

Total revenue from Trading Segment		26,420		34,878		8,458	32.0

Construction Segment:
External revenue		6,768		6,887		119	1.7
Internal revenue		714		399		(315)	(44.1)

Total revenue from Construction Segment		7,482		7,286		(196)	(2.6)

Others Segment:
External revenue		2,697		2,736		39	1.4
Internal revenue		2,380		2,549		169	7.1

Total revenue from Others Segment		5,077		5,285		208	4.1

Total revenue prior to consolidation adjustments and basis difference		81,885		95,060		13,175	16.1

Consolidation adjustments		(28,802)		(34,405)		(5,603)	19.5
Basis difference (1)		(144)		(468)		(324)	225.7

Revenue	￦	52,940	￦	60,187	￦	7,247	13.7%

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

•

The sales volume of each of our major product categories, other than plates, decreased from 2016 to 2017, primarily due to the recognition of the sales volume of POSCO P&S, our former subsidiary that primarily engaged in sales of steel products produced by us, under the Trading Segment commencing March 2017 following the transfer of such business to POSCO International and, to a lesser extent, a reduction in our production due to facility revamping and rationalization of certain production facilities of Pohang Works and Gwangyang Works. The sales volume of silicon steel sheets, wire rods, cold rolled products, hot rolled products and stainless steel products produced by us and directly sold to external customers decreased by 15.1%, 14.7%, 11.3%, 9.8% and 5.1%, respectively, from 2016 to 2017. On the other hand, the sales volume of plates increased by 3.1% from 2016 to 2017. For a discussion of changes in sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, increased by 11.0%, or Won 4,705 billion, from Won 42,906 billion in 2016 to Won 47,611 billion in 2017 as internal revenue from inter-company transactions increased by 8.2%, or Won 1,319 billion, from Won 16,062 billion in 2016 to Won 17,381 billion in 2017. Such increase primarily reflected, in addition to factors discussed above, an increase in the average unit sales price of the steel products sold to POSCO International.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 24.0%, or Won 4,028 billion, from Won 16,774 billion in 2016 to Won 20,802 billion in 2017 primarily due to the recognition of the sales of POSCO P&S’s steel product sales business under the Trading Segment commencing March 2017 following the transfer of such business to POSCO International, as well as an increase in third-country trades by POSCO International and our other trading subsidiaries from 2016 to 2017, reflecting an increase in sales of slabs produced by CSP (Compania Siderurgica do Pecem) and PT. Krakatau POSCO as well as an increase in trading of petrochemical products.

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

Others Segment. The Others Segment primarily includes power generation, coal chemistry and carbon materials production and information technology service. External revenue from the Others

Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 1.4%, or Won 39 billion, from Won 2,697 billion in 2016 to Won 2,736 billion in 2017 primarily due to an increase in the unit price and sales volume of coal chemistry products of POSCO Chemical Co., Ltd.

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

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation adjustments, increased by 33.1%, or Won 8,298 billion, from Won 25,090 billion in 2016 to Won 33,388 billion in 2017 primarily due to the recognition of the cost of sales of POSCO P&S’s steel product sales business under the Trading Segment commencing March 2017 following the transfer of such business to POSCO International as well as an increase in cost of export and import products sold.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation adjustments, decreased by 12.8%, or Won 966 billion, from Won 7,564 billion in 2016 to Won 6,598 billion in 2017, reflecting the recognition of additional costs related to certain EPC projects abroad in 2016 compared to no such costs in 2017.

Others Segment. The cost of sales of our Others Segment, prior to consolidation adjustments, increased by 2.9%, or Won 129 billion, from Won 4,507 billion in 2016 to Won 4,636 billion in 2017 primarily due to increases in the average price in Won terms of key raw materials used by POSCO Chemical Co., Ltd. to produce coal chemistry products.

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

Trading Segment. The gross profit of our Trading Segment, prior to consolidation adjustments, increased by 12.0%, or Won 160 billion, from Won 1,330 billion in 2016 to Won 1,490 billion in 2017, primarily due to the recognition of the cost of sales of POSCO P&S’s steel product sales business under the Trading Segment commencing March 2017 following the transfer of such business to POSCO International as well as an increase in gross profit of the Myanmar gas fields, which were partially offset by a decrease in trading margins resulting from weaker demand and falling prices for export and import products. The gross margin of our Trading Segment, prior to consolidation adjustments, decreased from 5.0% in 2016 to 4.3% in 2017.

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

Others Segment. The gross profit of our Others Segment, prior to consolidation adjustments, increased by 13.9%, or Won 79 billion, from Won 570 billion in 2016 to Won 649 billion in 2017 primarily due to an increase in gross profits of POSCO Chemical Co., Ltd. and POSCO Energy Corporation. The gross margin of our Others Segment increased from 11.2% in 2016 to 12.3% in 2017.

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

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	(In billions of Won)
Net cash provided by operating activities	￦	5,269	￦	5,607	￦	5,870
Net cash used in investing activities		(3,755)		(3,818)		(2,648)
Net cash used in financing activities		(3,951)		(1,566)		(3,195)
Effect of exchange rate fluctuations on cash held		13		(59)		5
Cash and cash equivalents at beginning of period		4,871		2,448		2,613
Cash and cash equivalents at end of period		2,448		2,613		2,644
Net increase (decrease) in cash and cash equivalents		(2,424)		165		31

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends.

Net cash used in investing activities was Won 3,755 billion in 2016, Won 3,818 billion in 2017 and Won 2,648 billion in 2018. These amounts included acquisition of property, plant and equipment of Won 2,324 billion in 2016, Won 2,288 billion in 2017 and Won 2,136 billion in 2018. We plan to spend approximately Won 6.1 trillion in capital expenditures in 2019, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term financial instruments of Won 1,401 billion in 2016, Won 1,697 billion in 2017 and Won 1,068 billion in 2018. We also had net acquisition of available-for-sale investments of Won 48 billion in 2016, net disposals of available-for-sale investments of Won 941 billion in 2017 and net acquisitions of securities of Won 100 billion in 2018.

In our financing activities, we used cash of Won 4,275 billion in 2016, Won 3,136 billion in 2017 and Won 3,136 billion in 2018 for repayments of borrowings. We paid dividends on common stock in the amount of Won 709 billion in 2016, Won 863 billion in 2017 and Won 724 billion in 2018.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38(b) of Notes to Consolidated Financial Statements. The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of December 31, 2018.

	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	13,118	￦	2,842	￦	6,519	￦	2,858	￦	899
Interest payments on long-term debt (b)		1,787		656		838		237		56
Capital lease obligations		101		10		43		42		6
Operating lease obligations		8,561		1,437		2,365		1,520		3,239
Purchase obligations (c)		21,660		9,501		6,342		3,436		2,381
Long-term shipping service contract		18,930		2,479		4,443		3,804		8,204
Accrued severance benefits (d)		2,968		110		327		408		2,123

Total	￦	67,125	￦	17,035	￦	20,877	￦	12,305	￦	16,908

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)

As of December 31, 2018, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2018 in calculating the interest payments on long-term debt for the periods indicated.

(c)

Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2018, 100 million tons of iron ore and 14 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2018 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(d)

Represents, as of December 31, 2018, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities increased by 4.7%, or Won 263 billion, from Won 5,607 billion in 2017 to Won 5,870 billion in 2018. Our gross cash flow from our sales activities increased as discussed above. In addition, our outstanding trade accounts and notes payable increased in 2018, as we lengthened payment terms of some of our key suppliers, which further enhanced our net cash provided by operating activities. However, our inventory of raw materials and materials-in-transit increased in 2018, which in turn negatively impacted our cash provided by operating activities.

We had net repayments of borrowings, after adjusting for proceeds from borrowings, of Won 2,286 billion in 2016, Won 1,410 billion in 2017 and Won 374 billion in 2018. We had net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 886 billion in 2016, net proceeds of short-term borrowings, after deducting for repayment of short-term borrowings, of Won 558 billion in 2017, and net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 855 billion in 2018. Long-term borrowings, excluding current installments, were Won 12,510 billion as of December 31, 2016, Won 9,789 billion as of December 31, 2017 and Won 9,920 billion as of December 31, 2018. Total short-term borrowings and current installments of long-term borrowings were Won 10,195 billion as of December 31, 2016, Won 11,275 billion as of December 31, 2017 and Won 10,290 billion as of December 31, 2018. Outstanding hybrid bonds were Won 997 billion as of December 31, 2016 and 2017 and Won 199 billion as of December 31, 2018. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 44.26% as of December 31, 2016, 38.99% as of December 31, 2017 and 37.64% as of December 31, 2018.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 10,711 billion as of December 31, 2016, Won 12,354 billion as of December 31, 2017 and Won 14,721 billion as of December 31, 2018. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 2,448 billion as of December 31, 2016, Won 2,613 billion as of December 31, 2017 and Won 2,644 billion as of December 31, 2018. See Notes 5 and 10 of Notes to Consolidated Financial Statements. Our holding of other receivables and other short-term financial assets were Won 6,765 billion as of December 31, 2016, Won 8,682 billion as of December 31, 2017 and Won 9,467 billion as of December 31, 2018. As of December 31, 2018, approximately 18% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 1,375 billion as of December 31, 2018, Won 300 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 2,324 billion in 2016, Won 2,288 billion in 2017 and Won 2,136 billion in 2018. We plan to spend approximately Won 6.1 trillion in capital expenditures in 2019, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products, improvements in the efficiency of older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel businesses. The following table sets out the major items of our capital expenditures as of December 31, 2018:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2018
		(In billions of Won)
Rationalization of furnace no. 3 at Gwangyang Works and construction of facilities for removing nitrogen oxide during iron ore processing at Pohang Works	December 2021	￦	2,155	￦	1,683
Construction of by-product gas plant at Pohang Works and expansion of hyper-strength steel manufacturing facilities at Gwangyang Works	November 2021		506		400
Construction of anode materials production facilities	May 2019		135		67

Additional major capital expenditure projects that we plan to start in 2019 include the following:

Project	Expected Spending in 2019		Expected Spending in 2020		Expected Spending in 2021		Total
			(In billions of Won)
Rationalization and upgrading of facilities at Gwangyang Works and Pohang Works related to periodic maintenance and improvement of steel products	￦	146	￦	950	￦	823	￦	1,919
Rationalization and upgrading of facilities at Gwangyang Works and Pohang Works related to improvement of steel products		48		54		462		564
Construction and expansion of cathode materials production facilities		21		122		—		143

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2018, POSCO Technical Research Laboratories employed 950 personnel, including 516 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

Our research and development program has filed approximately 44,000 industrial rights applications relating to steel-making technology, approximately 15,000 of which were registered as of December 31, 2018, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2017 and 2018, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Item 5.F.  Tabular Disclosure of Contractual Obligations

These matters are discussed under Item 5.B. above where relevant.

Item 5.G.  Safe Harbor

See “Item 3. Key Information — Item 3.D. Risk Factors — This annual report contains “forward-looking statements” that are subject to various risks and uncertainties.”

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

Inside Directors

As of March 31, 2019, our Inside Directors are:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Choi, Jeong-Woo	Chief Executive Officer and Representative Director	—	1	61	March 2021
Chang, In-Hwa	President and Representative Director	Head of Steel Business Unit	2	63	March 2020
Chon, Jung-Son	Senior Executive Vice President	Head of Corporate Strategy & Planning Division	1	56	March 2020
Kim, Hag-Dong	Senior Executive Vice President	Head of Production Division	0	59	March 2020
Jeong, Tak	Senior Executive Vice President	Head of Marketing Division	0	59	March 2020

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Our current Outside Directors are set out in the table below. Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA.

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Kim, Shin-Bae	Chairman	Former Vice Chairman, SK Group	2	64	March 2022
Kim, Joo-Hyun	Director	President, the Financial News	4	66	March 2021
Bahk, Byong-Won	Director	Former Chairman, Korea Employers Federation	4	66	March 2021
Chung, Moon-Ki	Director	Professor of Accounting, Sungkyunkwan University	2	59	March 2022
Chang, Seung-Wha	Director	Professor of Law, Seoul National University	1	55	March 2020
Kim, Sung-Jin	Director	Former Minister, Ministry of Oceans and Fisheries	1	69	March 2021
Pahk, Hee-Jae	Director	Professor of Mechanical Engineering, Seoul National University	0	57	March 2022

The term of office of the Directors elected in March 2019 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of March 31, 2019:

Name	Position	Responsibility and Division	Age

Oh, Gyu-Seok	Senior Executive Vice President	Head of New Growth Business Unit	55

Oh, Hyoung-Soo	Senior Executive Vice President	Head of Pohang Works	58

Kim, Jhi-Yong	Senior Executive Vice President	President, PT Krakatau POSCO Co., Ltd.	56

Han, Sung-Hee	Senior Executive Vice President	Head of Management Support Division	57

Name	Position	Responsibility and Division	Age

Choi, Joo	Senior Executive Vice President	Head of Technical Research Laboratories	59

Yoo, Byeong-Og	Senior Executive Vice President	Head of Purchasing and Investment Division	56

Lee, Si-Woo	Senior Executive Vice President	Head of Gwangyang Works	58

Lee, Duk-Lak	Executive Vice President	Head of Technology Strategy Office	58

Kim, Gyo-Sung	Executive Vice President	Head of Automotive Steel Research Lab	57

Lee, Sung-Wook	Executive Vice President	Head of Legal Affairs Office	54

Yang, Weon-Jun	Executive Vice President	Head of Corporate Citizenship Office	53

Bae, Jae-Tak	Executive Vice President	Head of Stainless Steel Marketing Office	54

Lim, Seung-Kyu	Executive Vice President	Head of Finance Office	55

Choo, Se-Don	Executive Vice President	Head of Steel Solution Research Lab	57

Jung, Duk-Kyoon	Executive Vice President	Head of Information Planning Office	56

Choi, In-Suk	Executive Vice President	Deputy Head of Pohang Works (Administration)	55

Lee, Ju-Tae	Executive Vice President	Head of Corporate Strategy Office	54

Yun, Yang-Su	Executive Vice President	Head of Automotive Materials Marketing Office	55

Kim, Soon-Ki	Executive Vice President	Head of Labor and Cooperation Office	54

Lee, Jeon-Hyeok	Executive Vice President	Head of Global Infra Business Management Office	55

Kim, Bok-Tae	Executive Vice President	Head of Sales and Production Coordination Office	56

Chun, Sung-Lae	Executive Vice President	Head of Hot Rolled Steel & Wire Rod Marketing Office	55

Kim, Jeoung-Su	Executive Vice President	Deputy Head of Gwangyang Works (Administration)	55

Kim, Kwang-Moo	Executive Vice President	Head of Steel Business Planning & Coordination Office	54

Kim, Kyung-Han	Executive Vice President	Head of International Trade Office	53

Jung, Hae-Seong	Senior Vice President	Head of Raw Materials Office II	54

Park, Hyeon	Senior Vice President	Head of LiB Materials Business Office	51

Kim, Min-Chul	Senior Vice President	Head of Investment Planning & Engineering Office	56

Lee, Jae-Yeol	Senior Vice President	Head of Administration Support & External Relations Office	57

Lee, Jean-Su	Senior Vice President	Head of Surface Treatment Department, Gwangyang Works	55

Kim, Young-Joong	Senior Vice President	Head of Marketing Strategy Office	53

Choi, Hyeon-Soo	Senior Vice President	Head of Europe Office	59

Kim, Ki-Soo	Senior Vice President	Head of Process and Engineering Research Lab	53

Choi, Yong-Jun	Senior Vice President	Deputy Head of Pohang Works (Hot and Cold Rolling)	54

Song, Yong-Sam	Senior Vice President	Head of Electrical and Electronic Materials Marketing Office	55

Lee, Yu-Kyung	Senior Vice President	Head of Plant, Equipment and Materials Procurement Office	51

Lee, Hee-Geun	Senior Vice President	Deputy Head of Pohang Works (Iron and Steel Making)	56

Lee, Ju-Hyeob	Senior Vice President	Deputy Head of Pohang Works (Stainless Steel Production)	54

An, Geun-Sik	Senior Vice President	Head of Global Quality & Service Management Office	57

Lee, Kyung-Sub	Senior Vice President	Head of Investment Strategy Office	53

Jung, Bum-Su	Senior Vice President	Deputy Head of Gwangyang Works (Maintenance)	54

Nam, Jae-Bok	Senior Vice President	Giga Steel Commercialization TF Team Leader, Gwangyang Works	57

Hong, Sam-Young	Senior Vice President	Deputy Head of Gwangyang Works (Hot and Cold Rolling)	57

Lee, Sang-Ho	Senior Vice President	Head of Production Division, PT Krakatau POSCO Co., Ltd.	54

Kim, Sang-Gyun	Senior Vice President	Head of Construction Steel Materials Marketing Office	54

Lee, Baik-Hee	Senior Vice President	Deputy Head of Gwangyang Works (Iron and Steel Making)	54

Name	Position	Responsibility and Division	Age

Ahn, Sang-Bog	Senior Vice President	Head of Steel Product Research Lab	56

Han, Soo-Ho	Senior Vice President	PT KP Downstream Construction Cooperation TF Team Leader	57

Choi, Young	Senior Vice President	Head of Communication Office	50

Lee, Cheol-Ho	Senior Vice President	Head of Labor and Management Development Group	53

Yoon, Chang-Woo	Senior Vice President	Head of Marketing Division, PT Krakatau POSCO Co., Ltd.	54

Jeong, Dae-Hyung	Senior Vice President	Head of Business Assessment Office	50

Yang, Byeong-Ho	Senior Vice President	Head of Human Resources and Corporate Culture Office	52

Kim, Sang-Chul	Senior Vice President	Head of Energy and Shipbuilding Materials Marketing Office	51

Cho, Ju-Ik	Senior Vice President	Head of New Growth Planning Office	53

Kim, Yong-Soo	Senior Vice President	Head of Human Resources Management Office	53

Oh, Kyung-Shik	Senior Vice President	PosMC Technology Development TF Team Leader, Pohang Works	60

Kim, Kyeong-Chan	Senior Vice President	Head of Steel Business Planning & Coordination Group	49

Choi, Jong-Kyo	Senior Vice President	High Manganese Steel Solutions TF Team Leader	57

Chung, Kyung-Jin	Senior Vice President	Head of Corporate Audit Office	53

Song, Chi-Young	Senior Vice President	Deputy Head of Pohang Works (Safety and Environment)	54

Choun, Si-Youl	Senior Vice President	Head of Steel Production Strategy Office	53

Kang, Sung-Wook	Senior Vice President	Head of Raw Materials Office I	53

Lee, Chan-Gi	Senior Vice President	Deputy Head of Pohang Works (Maintenance)	55

Lee, Chang-Hyun	Senior Vice President	Deputy Head of Gwangyang Works (Safety and Environment)	57

Park, Sung-Jin	Senior Vice President	Head of Industry-Academy-Research Cooperation Office	51

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2018, the aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 48 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 12 billion.

Among those who received total annual compensation exceeding Won 500 million in 2018, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2018		Long-term Incentive Compensation for Payment Subsequent to 2018
		(In millions of Won)

Kwon, Oh-Joon	Former Chief Executive Officer and Representative Director	￦	5,068	￦	436

Choi, Jeong-Woo	Chief Executive Officer and Representative Director		1,822		284

Ahn, Dong-Il	Former Senior Executive Vice President		1,581		302

Oh, In-Hwan	President and Representative Director		1,252		266

Kim, Jung-Sik	Former Executive Vice President		1,207		247

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

Director Candidate Recommendation and Management Committee

The Director Candidate Recommendation and Management Committee is composed of three Outside Directors, Bahk, Byong-Won, Kim, Joo-Hyun and Pahk, Hee-Jae, and one Inside Director, Chon, Jung-Son. The Director Candidate Recommendation and Management Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. It also reviews operational matters of our board of directors. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation and Management Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Chang, Seung-Wha, Kim, Shin-Bae, Chung, Moon-Ki and Kim, Sung-Jin. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Related Party Transactions Committee

The Finance and Related Party Transactions Committee is composed of three Outside Directors, Kim, Joo-Hyun, Kim, Sung-Jin and Pahk, Hee-Jae and one Inside Director, Chang, In-Hwa. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities. It also reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Choi, Jeong-Woo, Chang, In-Hwa, Chon, Jung-Son, Kim, Hag-Dong and Jeong, Tak. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Chung, Moon-Ki, Bahk, Byong-Won and Chang, Seung-Wha.

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

As of December 31, 2018, we had 33,784 employees, including 16,634 persons employed by our subsidiaries. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 32,287 employees, including 15,232 persons employed by our subsidiaries, as of December 31, 2017, and 31,768 employees, including 15,184 persons employed by our subsidiaries, as of December 31, 2016.

We consider our relations with our work force to be satisfactory. We have never experienced a work stoppage or strike. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following negotiations between the management and the majority labor union. A limited number of our employees are members of the Federation of Korean Metal Workers’ Trade Unions or the Korean Metal Workers’ Union. The Federation of Korean Metal Workers’ Trade Unions currently negotiates the terms of employment with the management.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. See Note 21 of Notes to Consolidated Financial Statements. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance and cultural and athletic facilities.

As of December 31, 2018, our employees owned, through our employee stock ownership association, approximately 1.69% of our common stock in their employee accounts.

Item 6.E. Share Ownership

The persons who are currently our Directors or executive officers held, as a group, 16,565 common shares as of March 31, 2019, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Kim, Hag-Dong	960
Choi, Jeong-Woo	911
Chang, In-Hwa	889
Choi, Joo	796
Kim, Soon-Ki	707
Jeong, Tak	699
Kim, Gyo-Sung	685
Yoo, Byeong-Og	649
Lee, Si-Woo	566
Song, Chi-Young	500
Jung, Bum-Su	483
Yang, Weon Jun	476
Lee, Duk-Lak	474
Jung, Hae-Seong	450
Choo, Se-Don	405
Park, Hyeon	403
Lim, Seung-Kyu	392
Kim, Jhi-Yong	385
Kim, Min-Chul	380
Lee, Cheol-Ho	379
Lee, Yu-Kyung	377
Han, Soo-Ho	359
Lee, Ju-Tae	323
Lee, Jae-Yeol	298
Oh, Hyoung-Soo	273
Choi, In-Suk	269
Chon, Jung-Son	262
Kim, Jeoung-Su	243
Kim, Bok-Tae	238
Chun, Sung-Lae	227
Choi, Jong-Kyo	224
Lee, Baik-Hee	214
Choi, Young	205
An, Geun-Sik	200
Kim, Sang-Gyun	180
Han, Sung-Hee	174
Bae, Jae-Tak	126
Yun, Yang-Su	112
Lee, Jeon-Hyeok	89
Kang, Sung-Wook	83
Kim, Ki-Soo	79
Kim, Kwang-Moo	73
Lee, Chan-Gi	73
Song, Yong-Sam	60
Lee, Jean-Su	53
Lee, Kyung-Sub	31
Choun, Si-Youl	31
Choi, Yong-Jun	27
Choi, Hyeon-Soo	25
Kim, Yong-Soo	12
Jung, Duk-Kyoon	10
Nam, Jae-Bok	10
Hong, Sam-Young	10
Lee, Sang-Ho	4
Oh, Kyung-Shik	2

Total	16,565

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2018.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	9,342,192	10.72%
BlackRock Fund Advisors and subsidiaries (1)	4,549,553	5.22
Nippon Steel & Sumitomo Metal Corporation (1)	2,894,712	3.32
GIC Private Limited	2,016,887	2.31
KB Financial Group Inc. and subsidiaries	2,001,820	2.30
Directors and executive officers as a group	16,565	0.02
Public (1)	59,179,403	67.88
POSCO (held in the form of treasury stock)	7,185,703	8.24

Total issued shares of common stock	87,186,835	100.00%

(1)	Includes ADRs.

As of December 31, 2018, there were 9,215,072 shares of common stock outstanding in the form of ADRs, representing 10.57% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 of Notes to Consolidated Financial Statements.

As of December 31, 2016, 2017 and 2018, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-130.

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

In 2013, the Korea Fair Trade Commission imposed a total fine of Won 108.6 billion on us and POSCO Coated & Color Steel Co., Ltd. (“POSCO Coated & Color Steel”), our consolidated subsidiary, as well as two corrective orders on us for alleged antitrust violations in Korea relating to galvanized steel sheets and color sheets. Subsequent to paying such fines, we and POSCO Coated & Color Steel each filed for judicial review of such fines in the Seoul High Court in February 2013. In July 2015, the Seoul High Court ruled in our favor for the Won 89.3 billion fine imposed on us, which was subsequently appealed by the Korea Fair Trade Commission to the Supreme Court of Korea. In November 2016, the Supreme Court of Korea vacated the Seoul High Court’s ruling and remanded the proceeding in November 2016. In February 2019, the Seoul High Court revoked the fine and one of the two corrective orders initially imposed on us, which was subsequently appealed by both us and the Korea Fair Trade Commission. We intend to continue to vigorously defend against such administrative action. In January 2016, the Seoul High Court ruled against POSCO Coated & Color Steel with respect to the fine of Won 19.3 billion imposed against it. POSCO Coated & Color Steel appealed with respect to Won 3.0 billion of such fine, which it lost in November 2016.

In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO International), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO International). The total claim amount is 4.46 billion Indian Rupees, and POSCO International recorded provision of Won 21 billion relating to its portion of the guarantee alleged by Industrial Development Bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO International’s provision is classified as a non-current liability as of December 31, 2018.

In January 2019, the Financial Supervisory Service initiated a review and investigation of POSCO E&C’s annual report and related financial statements for the year ended December 31, 2015, which is currently ongoing. We cannot predict the outcome of this review and investigation, and there can be no assurance that such review and investigation will not result in imposition of penalties or corrective actions on POSCO E&C or us by the Financial Supervisory Service.

In March 2019, affiliates of Gale Investments Company, LLC, a former joint venture partner of POSCO E&C in the urban planning and development project in Songdo International City in Incheon (the “Songdo Project”), filed a claim in the United States District Court for the Southern District of New York and filed a request for arbitration pursuant to the rules of the International Court of Arbitration of the International Chamber of Commerce against POSCO E&C, claiming POSCO E&C wrongfully seized and sold certain properties of the claimants. In December 2013, POSCO E&C and one of the claimants entered into a series of loan facility agreements with several lenders to finance the Songdo Project, with their respective stakes in the joint venture pledged as collateral. The loan facility agreements entitled POSCO E&C to certain subrogation rights related to guaranteeing the obligations of the claimant to repay the principal amounts of the loans. In 2017, upon default of certain series of the loans, POSCO E&C exercised such subrogation rights, claimed the pledged assets of the claimant and sold such assets. The claimants are seeking damages of approximately Won 2,400 billion allegedly resulting from POSCO E&C’s purported wrongful seizure and sale of such properties as well as alleged overcharges made by POSCO E&C while serving as the construction contractor for the Songdo Project. POSCO E&C believes that its actions were legally permissible and plans to vigorously defend against the claims made by the claimants.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends starting in the second half of 2016), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2018. Of these shares and as of such date, 80,001,132 shares were outstanding and 7,185,703 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2014	6,000	2,000	8,000
2015	6,000	2,000	8,000
2016	5,750	2,250	8,000
2017	3,500	4,500	8,000
2018	5,000	5,000	10,000

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

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock

Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2018, 36,860,288 ADSs representing 9,215,072 common shares were outstanding, representing 10.6% of total issued shares of common stock.

Item 9.B. Plan of Distribution

Not applicable

Item 9.C. Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D. Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2018, 87,186,835 Common Shares were issued, of which 7,185,703 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Item 10.B.  Memorandum and Articles of Association

Under Article 2 of our articles of incorporation, the primary purpose of POSCO is to engage in, among others: manufacturing, marketing, promoting, selling and distributing iron, steel and rolled products; harbor loading and unloading, transportation and warehousing businesses; power generation and distribution as well as resources development; technology license sales and engineering businesses; and any other activities that are related, directly or indirectly, to the attainment and continuation of the foregoing.

The following provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the Commercial Code and related laws, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA and the Commercial Code. We have filed copies of our articles of incorporation and these laws (except for the newly enacted the FSCMA) as exhibits to registration statements under the Securities Act or the Securities Exchange Act previously filed by us.

Board of Directors

Under our articles of incorporation and the Commercial Code, any director who has a special interest in a proposal or a resolution is prohibited from voting on such proposal or resolution at the meeting of the board of directors. Any resolution of the board of directors must be approved by an affirmative majority vote of the directors present at the meeting of the board of directors. The compensation for directors, including severance benefits, is paid within the limitation approved by the annual general meeting of shareholders.

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

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. In addition, we may declare quarterly dividends pursuant to a board resolution each fiscal year to the eligible shareholders recorded as of the end of March, June and September of the relevant fiscal year. We may distribute the annual dividend in cash, Shares or other form of property. However, we may distribute the quarterly dividend only in cash. A dividend of Shares must be distributed at par value and may not exceed one-half of the annual and quarterly dividends declared each fiscal year in the aggregate. We have no obligation to pay any dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay dividends only to the extent the net asset amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the legal reserve to be set aside for dividends, and (iv) unrealized profits determined in the Presidential Decree to the Commercial Code. We may not pay dividends unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of dividends or unless we have accumulated earned surplus reserve of not less than one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at times and, unless otherwise provided in the Commercial Code or our articles of incorporation, on the terms our board of directors may determine. All our shareholders are generally entitled to subscribe for any newly issued Shares in proportion to their existing shareholdings. We must offer new Shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. Under the

Commercial Code, we may vary, without shareholders’ approval, the terms of these preemptive rights for different classes of shares. We must give public notice of the preemptive rights regarding new Shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute Shares for which preemptive rights have not been exercised or where fractions of Shares occur.

Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	offered publicly or to underwriters for underwriting pursuant to the FSCMA and other applicable regulations;

•	issued to members of our employee stock ownership association pursuant to the FSCMA and other applicable regulations;

•	represented by depositary receipts pursuant to the FSCMA and other applicable regulations and other applicable regulations;

•	issued in a general public offering pursuant to a board resolution in accordance with the FSCMA and other applicable regulations, the amount of which is no more than 10% of the outstanding Shares;

•	issued to our creditors pursuant to a debt-equity swap;

•	issued to domestic or foreign entities pursuant to a joint venture agreement, strategic coalition or technology license or transfer agreement when deemed necessary for management purposes; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 2 trillion, to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2018, our employees owned, through our employee stock ownership association, approximately 1.69% of our common stock in their employee accounts.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. The record date of the register of shareholders is December 31 of each year, and such shareholders listed on the register of shareholder as of the record date are entitled to exercise their right at the general meeting of shareholders. Subject to a board resolution, court approval or other applicable laws and regulations, we may hold an extraordinary general meeting of shareholders:

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

Voting Rights

Holders of our Common Shares are entitled to one vote for each Common Share, except that voting rights of Common Shares held by us, or by a corporate shareholder that is 10% (or more) owned by us either directly or indirectly, may not be exercised. The Commercial Code permitted cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director.

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

Register of Shareholders and Record Dates

We maintain the register of our shareholders electronically through Kookmin Bank, our transfer agent. Kookmin Bank performs electronic registration of our Shares, manages the electronic register of our shareholders and oversees other matters related to our Shares.

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 15 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the Shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of Shares may continue while the register of shareholders is closed.

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

Under the FSCMA, we must file with the Financial Services Commission and the Korea Exchange (1) an annual business report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at websites of the Financial Services Commission and the Korea Exchange.

Transfer of Shares

Under the Commercial Code, the transfer of Shares is effected by electronic registration of such transfer. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs.

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

Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Economy and Finance may (i) temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep or sell precious metal or any other means of payment to The Bank of Korea, a foreign exchange stabilization fund or certain other governmental agencies or financial companies or (iii) require Korean creditors to collect debts owned by non-Korean debtors and deposit them in their bank accounts in Korea; and

•

if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea, a foreign exchange stabilization fund or certain other governmental agencies or financial companies.

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with our designated foreign exchange bank or the Ministry of Economy and Finance, depending on the issuance amount. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of a listed company’s shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities of such listed company is required to report the status and the purpose (whether or not to exert an influence on management control over the issuer) of the holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change. However, the reporting deadline of such reporting requirement is extended to the tenth day of the month immediately following the month of such change in their shareholding for (1) certain professional investors, as specified by Presidential Decrees under the FSCMA, or (2) persons who hold shares for purposes other than management control. Those who report the purpose of shareholding as management control of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to their report under the FSCMA.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may issue an order to dispose of Equity Securities for which the reporting requirements were violated.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a listed company’s voting stock accounts for 10% or more of the total issued and outstanding voting stock (a “major stockholder”) must report the status of his or her shareholding to the Securities and Futures Commission and the Korea Exchange within five business days after he or she becomes a major stockholder. In addition, any change in his or her ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the Korea Exchange within five business days. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

•

acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;

•

acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•

over-the-counter transactions between foreigners of shares of a public service corporation for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded with certain exceptions;

•	acquisition of shares by direct investment as defined in the Foreign Investment Promotion Law or disposal of such shares;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	acquisition or disposal of shares in connection with a tender offer;

•	acquisition of underlying shares by a foreign depositary in connection with the issuance of depositary receipts;

•

acquisition and disposal of shares through overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange; and

•	arm’s length transactions between foreigners, if all of such foreigners belong to an investment group managed by the same person.

For over-the-counter transactions between foreign investors outside the KRX KOSPI Market or the KRX KOSDAQ Market involving shares of a public service corporation for which the limit on aggregate foreign ownership has been reached or exceeded, an investment broker licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve an investment dealer licensed in Korea. Foreign investors are prohibited from engaging in margin trading by borrowing shares from investment brokers or investment dealers with respect to shares that are subject to foreign ownership limitation.

The Investment Rules require a foreign investor who wishes to invest in or dispose of shares for the first time on the Korea Exchange (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment or disposal; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares or who acquire the shares in an over-the-counter transaction or dispose of shares where such acquisition or disposal is deemed to be a foreign direct investment pursuant to the Foreign Investment Promotion Law. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license or dealing license in Korea. Foreigners eligible to obtain an investment registration card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Enforcement Decree to the FSCMA. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of shares of certain public service corporations for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license (including domestic branches of foreign financial investment companies) and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.

Certificates evidencing shares of Korean companies owned by a foreign investor must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license (including domestic branches of foreign financial investment companies), the Korea Securities Depository and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits its shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public service corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public service corporations may set a ceiling on the acquisition of shares by a single foreign investor according to its articles of incorporation. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights, or in the amount of not less than Won 100 million, of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Law, which is, in general, subject to report to, and acceptance by, the Ministry of Trade, Industry & Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. Changes in ownership of a Korean company by a foreign direct investor, as well as changes in certain aspects of the foreign direct investment (including changes in the foreign direct investor’s name, address or business), are also subject to reporting requirements.

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

Financial investment companies with a dealing, brokerage or collective investment license are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these financial investment companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 or 2018 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Item 10.G. Statements by Experts

Not applicable

Item 10.H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Rooms in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at http://www.sec.gov.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net loss on derivatives transactions of Won 22 billion and net loss on valuation of derivatives of Won 16 billion in 2016, net loss on valuation of derivatives of Won 162 billion and net loss on derivatives transactions of Won 26 billion in 2017 and net gain on valuation of derivatives of Won 56 billion and net gain on derivatives transactions of Won 39 billion in 2018.

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

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO International’s exposure to fluctuations in exchange rates, including the Won/Dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in Dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO International and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks.

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2016				2017				2018
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(163)	￦	163	￦	(173)	￦	173	￦	(204)	￦	204
Japanese Yen		(78)		78		(54)		54		(29)		29
Euro		(9)		9		10		(10)		15		(15)

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

	For the Years Ended December 31,
	2016		2017		2018
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	120	￦	100	￦	85

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2018 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2018		December 31, 2017
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	2,426	736	1,871	254	150	270	5,707	5,620	5,983	5,882
Average weighted rate (1)	2.78%	2.87%	3.15%	2.68%	2.79%	2.98%	2.92%		3.12%
Variable rate	333	32	68	11	60	8	512	511	1,062	1,062
Average weighted rate (1)	2.82%	2.53%	2.22%	3.26%	3.49%	1.83%	2.80%		2.98%

Sub-total	2,759	768	1,939	265	210	278	6,219	6,131	7,045	6,944

Foreign currency, principally Dollars and Yen:
Fixed rate	3,052	1,011	1,180	1	658	124	6,026	5,944	5,157	5,016
Average weighted rate (1)	2.87%	3.86%	3.92%	1.34%	3.98%	2.51%	3.33%		3.05%
Variable rate	3,748	525	852	4	475	2,360	7,964	7,966	8,861	8,871
Average weighted rate (1)	2.54%	4.19%	4.53%	5.11%	3.09%	8.98%	4.80%		4.33%

Sub-total	6,800	1,536	2,032	5	1,133	2,484	13,990	13,910	14,018	13,887

Total	9,559	2,304	3,971	270	1,343	2,762	20,209	20,041	21,063	20,831

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2018, we received approximately $1.5 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a.    Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

c. Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG”), on the effectiveness of our internal control over financial reporting as of December 31, 2018 is included in Item 18 of this Form 20-F.

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

Item 16. [Reserved]

Item 16.A. Audit Committee Financial Expert

The board of directors has determined that Chung, Moon-Ki is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

Item 16.B. Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B. of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Ethics, applies to our chief executive officer and chief financial officer, as well as to our directors, other officers and employees. Our Code of Ethics is available on our website at http://www.posco.com. If we amend the provisions of our Code of Ethics that apply to our chief executive officer or chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG, in 2017 and 2018:

	For the Year Ended December 31,
	2017		2018
	(In millions of Won)
Audit fees	￦	5,480	￦	6,019
Audit-related fees		—		167
Tax fees		805		841
Other fees		684		989

Total fees	￦	6,969	￦	8,016

Audit fees in 2017 and 2018 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2018 as set forth in the above table are fees billed by KPMG for issuing comfort letters in connection with our securities offering.

Tax fees in 2017 and 2018 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

Other fees in 2017 and 2018 as set forth in the above table are fees billed by KPMG in connection with statutory audits unrelated to the audit of our annual financial statements.

Audit Committee Pre-Approval Policies and Procedures

Under our Audit Committee’s pre-approval policies and procedures, all audit and non-audit services to be provided to us by an independent registered public accounting firm must be pre-approved by our Audit Committee. Our Audit Committee does not pre-approve any audit and non-audit services that are prohibited from being provided to us by an independent registered public accounting firm under the rules of SEC and applicable law.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2018:

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

We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee

Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee comprised of three Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have an Employee Stock Ownership Program. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings

Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Our board of directors is generally authorized to issue new shares, subject to certain limitations as provided by our articles of incorporation.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at http://www.posco.com.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at http://www.posco.com.

Item 16.H. Mine Safety Disclosure

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.1	—	Articles of Incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema Document
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed previously

(P) Paper filing

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

POSCO:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the Company) as of December 31, 2017 and 2018 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Policies

As discussed in Note 2 to the consolidated financial statements, the Company has changed its methods of accounting for revenue recognition and financial instruments in 2018 due to the adoption of IFRS No. 15 “Revenue from Contracts with Customers” and IFRS No. 9 “Financial Instruments”.

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

April 30, 2019

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders and Board of Directors

POSCO:

Opinion on Internal Control over Financial Reporting

We have audited POSCO and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2019

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017 and 2018

	Notes	December 31, 2017		December 31, 2018
	(in millions of Won)
Assets
Cash and cash equivalents	4,5,23	￦	2,612,530	2,643,865
Trade accounts and notes receivable, net	6,17,23,29,37		8,824,563	9,130,204
Other receivables, net	7,23,37		1,636,006	1,385,629
Other short-term financial assets	8,23		7,045,880	8,081,096
Inventories	9		10,793,781	12,153,303
Current income tax assets	35		38,489	51,557
Assets held for sale	10		71,768	21,854
Other current assets	16		821,242	684,464

Total current assets			31,844,259	34,151,972

Long-term trade accounts and notes receivable, net	6,23		731,570	427,125
Other receivables, net	7,23,37		879,176	863,240
Other long-term financial assets	8,23		1,911,684	1,647,898
Investments in associates and joint ventures	11		3,557,932	3,650,003
Investment property, net	13		1,064,914	928,615
Property, plant and equipment, net	14,32		31,883,535	30,018,273
Intangible assets, net	15,32		5,952,269	5,170,825
Defined benefit assets, net	21		8,224	1,489
Deferred tax assets	35		1,463,055	1,408,787
Other non-current assets	16		489,011	508,764

Total non-current assets			47,941,370	44,625,019

Total assets		￦	79,785,629	78,776,991

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2017 and 2018

	Notes	December 31, 2017		December 31, 2018
	(in millions of Won)
Liabilities
Trade accounts and notes payable	23,37	￦	3,465,146	4,006,135
Short-term borrowings and current installments of long-term borrowings	4,17,23		11,274,516	10,289,619
Other payables	18,23		1,753,461	1,720,097
Other short-term financial liabilities	19,23,37		129,812	77,800
Current income tax liabilities	35		515,538	948,166
Provisions	20		110,946	298,453
Other current liabilities	22,29		2,240,919	2,090,307

Total current liabilities			19,490,338	19,430,577

Long-term trade accounts and notes payable	23,37		12,532	29,825
Long-term borrowings, excluding current installments	4,17,23		9,789,141	9,919,651
Other payables	18,23		147,750	148,868
Other long-term financial liabilities	19,23		114,105	64,162
Defined benefit liabilities, net	21		137,193	140,933
Deferred tax liabilities	35		1,904,242	1,688,893
Long-term provisions	20		477,172	431,036
Other non-current liabilities	22		386,431	250,432

Total non-current liabilities			12,968,566	12,673,800

Total liabilities			32,458,904	32,104,377

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,422,021	1,420,007
Hybrid bonds	25		996,919	199,384
Reserves	26		(682,556)	(1,404,368)
Treasury shares	27		(1,533,054)	(1,532,728)
Retained earnings			42,974,658	44,160,659

Equity attributable to owners of the controlling company			43,660,391	43,325,357
Non-controlling interests	25		3,666,334	3,347,257

Total equity			47,326,725	46,672,614

Total liabilities and equity		￦	79,785,629	78,776,991

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2017 and 2018

	Notes	2016		2017	2018
	(in millions of Won, except per share information)
Revenue	28,29,37	￦	52,939,771	60,186,867	65,154,636
Cost of sales	29,31,34,37		(46,271,465)	(51,915,597)	(57,129,060)

Gross profit			6,668,306	8,271,270	8,025,576
Selling and administrative expenses	30,34
Impairment loss on trade accounts and notes receivable	23		(165,150)	(173,694)	(74,781)
Other administrative expenses	31		(2,126,390)	(2,003,106)	(1,985,755)
Selling expenses			(1,553,686)	(1,557,277)	(369,245)
Other operating income and expenses	32,37
Impairment loss on other receivables	23		(37,567)	(98,177)	(63,092)
Other operating income			202,478	448,481	523,586
Other operating expenses	34		(705,495)	(691,376)	(2,014,462)

Operating profit			2,282,496	4,196,121	4,041,827
Share of profit (loss) of equity-accounted investees, net	11		(88,677)	10,540	112,635
Finance income and costs	23,33
Finance income			2,231,980	2,372,667	1,705,970
Finance costs			(3,014,190)	(2,484,277)	(2,244,416)

Profit before income taxes			1,411,609	4,095,051	3,616,016
Income tax expense	35		(379,544)	(1,185,740)	(1,683,630)

Profit
Other comprehensive income (loss)			1,032,065	2,909,311	1,932,386
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		20,540	(47,543)	(173,489)
Net changes in fair value of equity investments at fair value through other comprehensive income			—	—	(149,188)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			134,590	(217,388)	(62,732)
Net changes in unrealized fair value of available-for-sale investments	23		310,608	(31,389)	—
Foreign currency translation differences			(11,491)	(264,695)	(42,908)
Gain or losses on valuation of derivatives	23		—	(143)	(212)

Other comprehensive income (loss), net of tax			454,247	(561,158)	(428,529)

Total comprehensive income		￦	1,486,312	2,348,153	1,503,857

Profit attributable to :
Owners of the controlling company		￦	1,354,807	2,756,230	1,711,902
Non-controlling interests			(322,742)	153,081	220,484

Profit		￦	1,032,065	2,909,311	1,932,386

Total comprehensive income attributable to :
Owners of the controlling company		￦	1,814,030	2,184,402	1,292,785
Non-controlling interests			(327,718)	163,751	211,072

Total comprehensive income		￦	1,486,312	2,348,153	1,503,857

Basic and diluted earnings per share (in Won)	36		16,521	34,040	21,177

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2016, 2017 and 2018

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
	(in millions of Won)
Balance as of January 1, 2018	￦	482,403	1,422,021	996,919	(682,556)	(1,533,054)	42,974,658	43,660,391	3,666,334	47,326,725
Adjustment on initial application of IFRS No. 15, net of tax		—	—	—	—	—	(70,906)	(70,906)	(58,977)	(129,883)
Adjustment on initial application of IFRS No. 9, net of tax		—	—	—	(498,517)	—	447,067	(51,450)	(34,754)	(86,204)

Adjusted balance as of January 1, 2018		482,403	1,422,021	996,919	(1,181,073)	(1,533,054)	43,350,819	43,538,035	3,572,603	47,110,638
Comprehensive income:
Profit		—	—	—	—	—	1,711,902	1,711,902	220,484	1,932,386
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(145,488)	(145,488)	(28,001)	(173,489)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(76,587)	—	—	(76,587)	13,855	(62,732)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(104,293)	—	(46,883)	(151,176)	1,988	(149,188)
Foreign currency translation differences, net of tax		—	—	—	(45,650)	—	—	(45,650)	2,742	(42,908)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(216)	—	—	(216)	4	(212)

Total comprehensive income		—	—	—	(226,746)	—	1,519,531	1,292,785	211,072	1,503,857

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(54,240)	(334,239)
Interim dividends		—	—	—	—	—	(400,003)	(400,003)	—	(400,003)
Changes in subsidiaries		—	—	—	—	—	—	—	(2,092)	(2,092)
Changes in ownership interests in subsidiaries		—	(1,497)	—	—	—	—	(1,497)	(654)	(2,151)
Repayment of hybrid bonds		—	(2,769)	(797,535)	—	—	—	(800,304)	(359,018)	(1,159,322)
Interest of hybrid bonds		—	—	—	—	—	(24,443)	(24,443)	(18,448)	(42,891)
Disposal of treasury shares		—	133	—	—	326	—	459	—	459
Others		—	2,119	—	3,451	—	(5,246)	324	(1,966)	(1,642)

Total transactions with owners of the controlling company		—	(2,014)	(797,535)	3,451	326	(709,691)	(1,505,463)	(436,418)	(1,941,881)

Balance as of December 31, 2018	￦	482,403	1,420,007	199,384	(1,404,368)	(1,532,728)	44,160,659	43,325,357	3,347,257	46,672,614

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

	Notes	2016		2017	2018
		(in millions of Won)
Cash flows from operating activities
Profit		￦	1,032,065	2,909,311	1,932,386
Adjustments for:
Depreciation			2,835,843	2,887,646	2,911,048
Amortization			378,004	409,774	356,581
Finance income			(882,905)	(1,376,324)	(737,745)
Finance costs			1,501,953	1,440,282	1,168,225
Income tax expense			379,544	1,185,740	1,683,630
Gain on disposal of property, plant and equipment			(23,826)	(32,145)	(53,139)
Loss on disposal of property, plant and equipment			86,622	151,343	117,614
Impairment losses on property, plant and equipment			196,882	117,231	1,004,704
Gain on disposal of investments in subsidiaries, associates and joint ventures			(23,305)	(81,794)	(45,241)
Loss on disposal of investments in subsidiaries, associates and joint ventures			22,499	19,985	5,226
Share of loss (profit) of equity-accounted investees			88,677	(10,540)	(112,635)
Expenses related to post-employment benefits			333,139	199,926	216,489
Increase to provisions			189,914	215,383	240,146
Impairment loss on trade and other receivables			202,717	271,871	137,873
Loss on valuation of inventories			152,249	78,560	141,799
Gain on disposal of intangible assets			(671)	(22,391)	(117,139)
Impairment losses on goodwill and intangible assets			127,875	167,995	337,519
Gain on disposal of assets held for sale			(23,112)	(1,180)	(27,171)
Impairment losses on assets held for sale			24,890	—	50,829
Others, net			8,804	(10,093)	77,945

			5,575,793	5,611,269	7,356,558

Changes in operating assets and liabilities	39		(404,570)	(1,841,633)	(2,105,726)
Interest received			206,839	244,980	352,337
Interest paid			(691,264)	(735,735)	(750,410)
Dividends received			152,559	225,514	224,410
Income taxes paid			(602,004)	(806,396)	(1,139,830)

Net cash provided by operating activities		￦	5,269,418	5,607,310	5,869,725

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016, 2017 and 2018

	Notes	2016		2017	2018
		(in millions of Won)
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(18,578,809)	(20,843,530)	(32,173,134)
Proceeds from disposal of short-term financial instruments			17,177,409	19,146,634	31,105,544
Increase in loans			(603,332)	(1,055,895)	(627,783)
Collection of loans			557,064	667,045	941,962
Acquisitions of securities			—	—	(321,916)
Acquisitions of available-for-sale investments			(328,151)	(66,278)	—
Proceeds from disposal of securities			—	—	221,646
Proceeds from disposal of available-for-sale investments			280,066	1,006,856	—
Acquisitions of investments in associates and joint ventures			(173,769)	(60,277)	(47,355)
Proceeds from disposal of investments in associates and joint ventures			7,914	74,881	88,852
Acquisitions of property, plant and equipment			(2,324,112)	(2,287,580)	(2,135,550)
Proceeds from disposal of property, plant and equipment			44,330	39,183	90,412
Acquisitions of investment property			(45,735)	(69,169)	(44,106)
Proceeds from disposal of investment property			11,624	5,771	70,817
Acquisitions of intangible assets			(138,181)	(343,423)	(447,616)
Proceeds from disposal of intangible assets			8,672	28,502	77,654
Proceeds from disposal of assets held for sale			305,813	203,958	93,338
Increase in cash from (payment for) acquisition of business, net of cash acquired			4,503	(174,165)	—
Cash received (decrease in cash) from disposal of business, net of cash transferred			21,223	(53,008)	447,917
Others, net			18,844	(37,379)	11,348

Net cash used in investing activities			(3,754,627)	(3,817,874)	(2,647,970)

Cash flows from financing activities
Proceeds from borrowings			1,988,665	1,725,983	2,762,446
Repayment of borrowings			(4,274,895)	(3,136,016)	(3,136,308)
Proceeds from (repayment of) short-term borrowings, net			(885,861)	558,083	(854,554)
Payment of cash dividends			(708,970)	(863,450)	(723,934)
Payment of interest of hybrid bonds			(68,097)	(67,783)	(46,166)
Repayment of hybrid bonds			—	—	(1,160,000)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			24,704	266,219	5,808
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(11,301)	(26,288)	(3,823)
Others, net			(15,212)	(22,276)	(38,517)

Net cash used in financing activities	39		(3,950,967)	(1,565,528)	(3,195,048)

Effect of exchange rate fluctuation on cash held			12,611	(58,997)	4,628

Net increase (decrease) in cash and cash equivalents			(2,423,565)	164,911	31,335
Cash and cash equivalents at beginning of the period	5		4,871,184	2,447,619	2,612,530

Cash and cash equivalents at end of the period	5	￦	2,447,619	2,612,530	2,643,865

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2016, 2017 and 2018

1.	General Information

General information about POSCO, its 36 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 136 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 126 associates and joint ventures are as follows:

(a) The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of December 31, 2018, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	9,342,192	10.72
BlackRock Fund Advisors(*1,2,3)	4,549,553	5.22
Nippon Steel & Sumitomo Metal Corporation(*1)	2,894,712	3.32
GIC Private Limited	2,016,887	2.31
KB Financial Group Inc. and subsidiaries(*2)	2,001,820	2.30
Others	66,381,671	76.13

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

(*2)	Includes shares held by subsidiaries and others.

(*3)	The number of shares held by the shareholder based on the information in the status report of large-scale shareholders filed with Korea Exchange on October 4, 2018.

As of December 31, 2018, the shares of POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2017 and 2018 are as follows:

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO Processing & Service	Steel sales and trading	93.95	0.45	94.40	93.95	0.45	94.40	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	83.83	16.17	100.00	59.80	40.20	100.00	Seoul
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	53.63	61.13	7.50	53.63	61.13	Seoul
POSCO CHEMTECH	Refractories manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.	Steel byproduct manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Incheon
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co, Ltd.	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
HOTEL LAONZENA	Hotel business	—	100.00	100.00	—	100.00	100.00	Daegu
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
Posco e&c Songdo International Building	Non-residential building rental	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO ES MATERIALS CO., Ltd.	Secondary and storage battery manufacturing	75.32	—	75.32	90.00	—	90.00	Gumi

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO Research & Technology	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Poscoene	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
BLUE O&M Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	69.91	30.09	100.00	Pohang
POSCO DAEWOO Corporation	Trading, energy & resource development and others	62.90	0.04	62.94	62.90	0.04	62.94	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	—	—	—	100.00	100.00	Incheon
POSPower Co., Ltd.(*1)	Generation of electricity	—	100.00	100.00	—	—	—	Samcheok
POCA STEM Co., Ltd.	Stem cell medicine development	—	100.00	100.00	—	—	—	Seoul
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	Private equity trust	97.47	—	97.47	—	—	—	Seoul
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	Private equity trust	99.01	—	99.01	—	—	—	Seoul
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	Private equity trust	—	99.67	99.67	—	—	—	Seoul
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	56.60	43.40	100.00	61.91	38.09	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO(Guangdong) Coated Steel Co., Ltd.	Plating steel sheet manufacturing and sales	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	88.58	11.42	100.00	88.58	11.42	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-MKPC SDN BHD	Steel manufacturing and sales	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO., LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	84.84	15.16	100.00	83.28	14.88	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO WAIGAIQIAO SHANGHAI CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	84.88	—	84.88	84.66	—	84.66	Thailand
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
POSCO DAEWOO VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
PT.Krakatau Posco Chemtech Calcination	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	100.00	100.00	USA
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO DAEWOO MYANMAR CORPORATION LIMITED	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
POSCO DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	81.51	81.51	—	81.51	81.51	Myanmar
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
Daewoo Amara Company Limited	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	100.00	100.00	South Africa
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO SUZHOU PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO., Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Thailand
Daewoo Power PNG Ltd.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Mongolia
POSCO Gulf SFC LLC	Steel manufacturing and sales	—	97.76	97.76	—	65.72	65.72	United Arab Emirates

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
Golden Lace DAEWOO Company Limited	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO ICT - China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO DAEWOO UKRAINE LLC	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA HOLDINGS PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO VIETNAM HOLDINGS CO., LTD	Steel manufacturing and sales	83.54	5.29	88.83	83.54	5.29	88.83	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-AAPC	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Plate manufacturing and sales	80.00	10.00	90.00	79.52	11.70	91.22	China
POSCO-South Asia Company Limited	Steel sales	100.00	—	100.00	100.00	—	100.00	Thailand

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO SS VINA Co., Ltd	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO POWER (PNGPOM) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO DAEWOO AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO DEUTSCHLAND GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO DAEWOO JAPAN Corp	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO DAEWOO SINGAPORE PTE LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO DAEWOO ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO DAEWOO CHINA CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Textile LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO DAEWOO AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO DAEWOO MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO DAEWOO MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Mine development	99.99	—	99.99	99.99	—	99.99	Indonesia
POSCO DAEWOO SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO INDIA PVT., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

	Principal operations	Ownership (%)
		December 31, 2017			December 31, 2018
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Cambodia
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
POS-LT Pty Ltd	Lithium mining investment	—	—	—	—	100.00	100.00	Australia
POSCO SINGAPORE LNG TRADING PTE. LTD.	LNG trading	—	—	—	50.00	50.00	100.00	Singapore
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	—	—	—	100.00	—	100.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	—	—	—	100.00	—	100.00	Argentina
POSCO RUS LLC	Trading and business development	90.00	10.00	100.00	—	—	—	Russia
POSCO-CDSFC	Steel structure manufacturing	50.20	49.80	100.00	—	—	—	China
POSCO MESDC S.A. DE C.V.	Logistics & Steel sales	—	56.80	56.80	—	—	—	Mexico
KIS Devonian Canada Corporation	Petroleum gas extraction	—	100.00	100.00	—	—	—	Canada
POSCO E&C VENEZUELA C.A.	Civil engineering and construction	—	100.00	100.00	—	—	—	Venezuela
PT PEN INDONESIA	Construction	—	100.00	100.00	—	—	—	Indonesia
POSCO Engineering and Construction — UZ	Civil engineering and construction	—	100.00	100.00	—	—	—	Uzbekistan

(*1)	Reclassified to associate from subsidiary during the year ended December 31, 2018.

The equity of controlling company increased by ￦16,288 million (POSCO DAEWOO Corporation, POSMATE and others) and decreased by ￦1,497 million (POSCO Gulf SFC LLC and others) in 2017 and 2018, respectively, as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control.

Cash dividends paid to POSCO by subsidiaries in 2016, 2017 and 2018 amounted to ￦75,830 million, ￦70,087 million and ￦100,862 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

As of December 31, 2018, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

(c) Details of non-controlling interest as of and for the years ended December 31, 2016, 2017 and 2018 are as follows:

1) December 31, 2016

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

As of December 31, 2016, 2017 and 2018

2) December 31, 2017

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

3) December 31, 2018

	POSCO DAEWOO Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
	(in millions of Won)
Current assets	￦	5,311,596	615,491	416,284	4,100,967	825,241	9,137,798	20,407,377
Non-current assets		4,363,490	2,730,865	460,905	1,911,844	2,767,203	5,493,324	17,727,631
Current liabilities		(4,724,056)	(1,368,498)	(140,268)	(3,007,029)	(1,197,845)	(8,026,474)	(18,464,170)
Non-current liabilities		(1,563,107)	(1,754,797)	(10,767)	(608,089)	(1,445,288)	(1,925,084)	(7,307,132)
Equity		3,387,923	223,061	726,154	2,397,693	949,311	4,679,564	12,363,706
Non-controlling interests		1,255,728	66,918	290,461	1,131,733	335,203	929,506	4,009,549
Sales		23,314,595	1,871,634	1,340,984	6,799,292	1,841,187	24,721,939	59,889,631
Profit (loss) for the period		113,196	54,257	142,918	290,131	(73,948)	(56,151)	470,403
Profit (loss) attributable to non-controlling interests		41,956	16,277	57,167	136,944	(8,116)	(101,156)	143,072
Cash flows from operating activities		(61,173)	89,131	29,865	207,729	16,211	14,869	296,632
Cash flows from investing activities		(12,780)	(6,432)	(15,801)	272,230	35,460	(13,199)	259,478
Cash flows from financing activities (before dividends to non-controlling interest)		99,496	(82,295)	—	(400,499)	(71,378)	(16,094)	(470,770)
Dividend to non-controlling interest		(22,862)	—	(8,270)	—	(19,813)	(6,906)	(57,851)
Effect of exchange rate fluctuation on cash held		807	21	(17)	1,257	—	1,682	3,750
Net increase (decrease) in cash and cash equivalents		3,488	425	5,777	80,717	(39,520)	(19,648)	31,239

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(d) Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2017 and 2018 are as follows:

		Ownership (%)
Investee	Category of business	2017	2018	Region
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Gunggi Green Energy (*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co., Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*1)	Investment in new technologies	12.50	12.50	Seoul
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	31.14	31.27	Seoul
KC Chemicals CORP. (*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Garolim Tidal Power Plant Co., Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
POSTECH Social Enterprise Fund (*1)	Investment in new technologies	9.17	9.17	Seoul
QSONE Co., Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	45.67	45.67	Chuncheon
Keystone NO. 1 Private Equity Fund	Private equity financial	40.45	40.45	Seoul
Noeul Green Energy (*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund (*1)	Investment in new technologies	17.86	17.86	Seoul
Daesung Steel (*1)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
2016 PoscoPlutus New technology Fund	Investment in new technologies	25.17	25.17	Seoul
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2	Investment in new technologies	38.47	38.47	Seoul
PoscoPlutus Bio Fund (*1)	Investment in new technologies	11.97	11.97	Seoul
PoscoPlutus Project Fund (*1)	Investment in new technologies	11.91	11.91	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
PoscoPlutus Project 2nd Project Fund (*1)	Investment in new technologies	0.61	0.61	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC_Centroid 1st Fund	Investment in new technologies	24.10	24.10	Seoul
PCC Amberstone Private Equity Fund 1 (*1)	Investment in new technologies	9.71	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund (*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund (*1)	Investment in new technologies	20.00	19.05	Seoul
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Incheon-Gimpo Expressway Co., Ltd. (*1)	Construction	18.26	18.26	Anyang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
POSCO PLANTEC Co., Ltd. (*2)	Construction of industrial plant	73.94	73.94	Ulsan
Postech Early Stage Fund (*1)	Investment in new technologies	10.00	10.00	Pohang
Posgreen Co., Ltd. (*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

		Ownership (%)
Investee	Category of business	2017	2018	Region
[Domestic]
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	23.87	22.89	Paju
Pohang Techno Valley PFV Corporation (*3)	Real estate development, supply and rental	57.39	57.39	Pohang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Western Inland highway CO., LTD. (*4)	Construction	—	27.50	Incheon
Metropolitan Outer Ring Expressway co., ltd. (*4)	Investment in Expressway	—	47.58	Incheon
IT ENGINEERING CO., LTD. (*1,4)	Vehicle engineering	—	10.84	Seoul
PCC Bio 1ST Fund (*1,4)	Investment in new technologies	—	13.46	Seoul
INNOPOLIS Job Creation Fund II (*1,4)	Investment in new technologies	—	6.43	Seoul
POSPower Co., Ltd. (*5)	Generation of electricity	—	34.00	Samcheok
INKOTECH, INC. (*1,4)	Electricity generation and sales	—	10.00	Seoul
PCC Social Enterprise Fund II (*1,4)	Investment in venture companies	—	16.67	Seoul
PCC Amberstone Private Equity Fund II (*1,4)	Private equity trust	—	19.70	Seoul
Synapse Fund (*1,4)	Investment in new technologies	—	16.26	Seoul
NEXTRAIN Co., Ltd (*4)	Service maintenance and management	—	32.00	Incheon
TK CHEMICAL CORPORATION (*1,4)	Chemical	—	8.80	Daegu
Hanil-Daewoo Cement Co., Ltd. (*1,4)	Cement	—	15.00	Incheon
Pohang Techno Valley AMC (*6)	Construction	29.50	—	Pohang
[Foreign]
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK (Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Tanggamus Electric Power (*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazakhstan
LI3 ENERGY INC	Resource development	26.06	26.06	Peru
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
7623704 Canada Inc. (*1)	Investments management	10.40	10.40	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	22.00	22.00	Indonesia
KIRIN VIETNAM CO., LTD (*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited (*1)	Resource development	17.06	6.93	Australia
SAMHWAN VINA CO., LTD (*1)	Steel manufacturing and sales	19.00	19.00	Vietnam
JB CLARK HILLS	Construction	25.00	25.00	Philippines
Saudi-Korean Company for Maintenance Properties Management LLC (*1)	Building management	19.00	19.00	Saudi Arabia
Sebang Steel	Scrap sales	49.00	49.00	Japan

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

		Ownership (%)
Investee	Category of business	2017	2018	Region
[Foreign]
NCR LLC	Coal sales	29.41	29.41	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
KG Power(M) SDN. BHD	Resource development	20.00	20.00	Malaysia
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd (*4)	Exhaust meter manufacturing	—	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO., LTD (*1,4)	Medicine production	—	3.42	Vietnam
ERAE Automotive Systems Mexico, S. DE R.L. DE C.V (*1,4)	Automobile parts manufacturing	—	7.65	Mexico

(*1)	Considering the composition of board of directors, the Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.

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

(*4)	These associates were newly established or acquired in 2018.

(*5)	Reclassified to associate from subsidiary during the year ended December 31, 2018.

(*6)	Excluded from associates due to liquidation during the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

2) Joint ventures

Details of joint ventures as of December 31, 2017 and 2018 are as follows:

		Ownership (%)
Investee	Category of business	2017	2018	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-SGI Falcon Pharmaceutic Bio Secondary Fund 1	Investment in new technologies	24.55	24.55	Seoul
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund (*1)	Investment in new technologies	—	19.72	Seoul
PCC Material 3rd Fund (*1)	Investment in new technologies	—	2.38	Seoul
PCC L&K IST FUND (*2)	Investment in new technologies	10.00	—	Seoul
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
USS-POSCO Industries	Cold-rolled steel manufacturing and sales	50.00	50.00	USA
PT. POSMI Steel Indonesia	Steel processing and sales	36.69	36.69	Indonesia
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
CSP — Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
VNS-DAEWOO Co., Ltd.	Steel scrap processing and sales	40.00	50.00	Vietnam
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	19.00	19.00	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.90	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	13.00	13.00	China
Kwanika Copper Corporation	Energy & resource development	35.00	35.00	Canada
DMSA/AMSA	Energy & resource development	4.00	4.00	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
Korea Siberia Wood CJSC (*3)	Forest resource development	50.00	—	Russia

(*1)	These joint ventures were newly established in 2018.

(*2)	Excluded from joint ventures due to liquidation during the year ended December 31, 2018.

(*3)	Excluded from joint ventures due to the disposal of shares during the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(e) Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2018 are as follows:

Company	Date of addition	Ownership (%)	Reason
POS-LT PTY LTD	March 2018	100.00	New establishment
POSCO SINGAPORE LNG TRADING PTE. LTD.	June 2018	100.00	New establishment
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	June 2018	100.00	New establishment
POSCO Argentina S.A.U.	October 2018	100.00	New establishment
Songdo Development PMC (Project Management Company) LLC.	October 2018	100.00	New establishment

(f) Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2018 are as follows:

Company	Date of exclusion	Reason
KIS Devonian Canada Corporation	February 2018	Merged into POSCO DAEWOO E&P CANADA CORPORATION
POSCO-CDSFC	February 2018	Merged into POSCO China Dalian Plate Processing Center Co., Ltd.
POCA STEM Co., Ltd.	March 2018	Liquidation
POSCO E&C VENEZUELA C.A.	March 2018	Liquidation
PT PEN INDONESIA	March 2018	Merged into PT. POSCO E&C INDONESIA
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	April 2018	Disposal
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	May 2018	Disposal
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	May 2018	Disposal
POSCO RUS LLC	May 2018	Liquidation
POSPower Co., Ltd.	July 2018	Reclassification to an associate upon loss of control due to a decline in ownership
POSCO MESDC S.A. DE C.V.	August 2018	Merged into POSCO MEXICO S.A. DE C.V.
POSCO Engineering and Construction — UZ	November 2018	Liquidation

2.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the authorized directors on March 7, 2019.

In 2018, the Company adopted IFRS No. 15 “Revenue from Contracts with Customers” and IFRS No. 9 “Financial Instruments” for the first time. Changes to significant accounting policies are described in Note 2 “Changes in Accounting Policies”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Financial instruments at fair value through profit or loss

(e)	Available-for-sale financial assets measured at fair value

(f)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 11 — Investments in associates and joint ventures

•	Note 14 — Property, plant and equipment, net

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

•	Note 15 — Goodwill and other intangible assets, net

•	Note 20 — Provisions

•	Note 21 — Employee benefits

•	Note 23 — Financial instruments

•	Note 29 — Revenue — contract balances

•	Note 35 — Income taxes

•	Note 38 — Commitments and contingencies

(c)	Measurement of fair value

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

Changes in Accounting Policies

The Company has initially adopted IFRS No. 15 “Revenue from Contracts with Customers” and IFRS No. 9 “Financial Instruments” from January 1, 2018. The other accounting standards adopted from January 1, 2018 had no significant effect on the Company’s consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

The effect of initially applying IFRS No. 15 and IFRS No. 9 is mainly attributable to the following:

•	identify the shipping services included in certain sales contracts as a separate performance obligation

•	determine separate construction contracts such as design, purchase and construction services which are highly dependent or correlated as a single performance obligation

•	estimate variable consideration such as sales discount and price adjustments based on performance

•	change in the method of revenue recognition from service contracts without enforceable right to payment for performance completed

•	change in percentage of completion due to excessive use of materials

•	recognize as an expense immediately of prepaid contract cost unless those costs are explicitly chargeable to the customers regardless of whether the contract is obtained

•	change in classification and subsequent measurement of financial assets

•	change in timing of recognition of impairment loss on financial assets

(a)	IFRS No. 15 “Revenue from Contracts with Customers”

IFRS No. 15 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including IAS No. 18 “Revenue”, IAS No. 11 “Construction Contracts”, SIC No. 31 “Revenue- Barter Transactions Involving Advertising Services”, IFRIC No. 13 “Customer Loyalty Programs”, IFRIC No. 15 “Agreements for the Construction of Real Estate”, and IFRIC No. 18 “Transfers of Assets from Customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application, and the Company also decided to apply the practical expedients as allowed by IFRS No. 15 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

The following table summarizes the impact, net of tax, of transition to IFRS No. 15 on retained earnings and non-controlling interests as of January 1, 2018.

	Retained earnings		Non-controlling interests
	(in millions of Won)
Shipping services included in the sales contract	￦	(949)	(156)
Separate construction contract determined to be a single performance obligation		452	628
Variable consideration for sales discounts and price adjustments based on performance		(2,613)	172
Change in revenue recognition method for contracts without enforceable right to payment		(1,189)	(1,115)
Change in percentage of completion due to excessive use of materials		(2,855)	(1,512)
Recognize prepaid contract cost as an expense		(63,753)	(56,993)

	￦	(70,907)	(58,976)

The details of new significant accounting policies and impacts of the adoption of IFRS No. 15 are as follows:

1)	Identification of performance obligations

The Company holds certain contracts for sales of manufactured product and merchandise which include transport service. When applying IFRS No. 15, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service is recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue and cost of sales, increases in other current assets and contract liabilities and decrease in other payables as of and for the year ended December 31, 2018.

In addition, the Company presented costs incurred in the shipping services in cost of sales from January 1, 2018, which were previously presented in selling and administrative expenses.

Certain construction contracts of the Company include design, purchase and construction services through separate service contracts. According to IFRS No. 15, if service or goods provided by the Company are highly dependent or correlated, the Company should identify them as a single performance obligation regardless of the number of contracts made.

The Company considered these service contracts as a combined single obligation and identified as a single performance obligation. This change in accounting policy resulted

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

in decreases in revenue and contract assets as of and for the year ended December 31, 2018.

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

In certain sales arrangements, unit price is subject to adjustment due to quality issues of products. A certain percentage of sales discount is also provided in case customers make payment before the settlement due date. In addition, certain service contracts are subject to compensation payment if the Company fails to achieve a promised level of obligation.

The Company changed its accounting treatment regarding variable consideration in accordance with IFRS No. 15. This change in relevant accounting policy resulted in decrease in revenue and increase in contract liabilities as of and for the year ended December 31, 2018.

3)	Performance obligation satisfied over time

In accordance with IFRS No. 15, revenue is recognized over time by measuring progress only if the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

The Company has determined that it has no enforceable right to payment for performance completed to date for certain service contracts. This change in relevant accounting policy resulted in increases in revenue and cost of sales and increases in inventories, contract assets and contract liabilities as of and for the year ended December 31, 2018.

According to IFRS No. 15, the effects of any inputs that do not depict the transfer of control of goods or services to the customer such as the costs of wasted materials, labor or other resources to fulfill the contract that were not reflected in the price of the contract should be excluded from calculating percentage of completion. This change in relevant accounting policy resulted in increase in revenue and decreases in contract assets and liabilities as of and for the year ended December 31, 2018.

4)	Incremental costs of obtaining a contract

In accordance with IFRS No. 15, the Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs, and costs that are recognized as assets are amortized over the period that the related goods or services are transferred to the customer.

Certain costs incurred in construction segment such as costs to obtain a contract that would have been incurred regardless of whether the contract was obtained is

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

recognized as an expense immediately, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained. Such costs have been previously capitalized if it is probable the related contracts will be entered into. This change in relevant accounting policy resulted in decrease in cost of sales, increases in revenue, selling and administrative expenses and finance costs, decreases in contract assets, other current assets and contract liabilities and increase in provisions as of and for the year ended December 31, 2018.

5)	Impact of changes in accounting policies

The effects of adoption of IFRS No. 15 to the Company’s consolidated statements of financial position and consolidated statements of comprehensive income as of and for the year ended December 31, 2018 are as follows. There is no material impact on the Company’s consolidated statement of cash flows for the year ended December 31, 2018.

	As reported		Adjustments of IFRS No. 15	Amounts without IFRS No. 15
	(in millions of Won)
Consolidated financial statements of financial position
Current assets	￦	34,151,972	193,400	34,345,372
Trade accounts and notes receivable		9,130,204	86,293	9,216,497
Inventories		12,153,303	6,584	12,159,887
Other current assets		684,464	100,523	784,987
Non-current assets		44,625,019	(41,589)	44,583,430
Deferred tax assets		1,408,787	(41,589)	1,367,198
Current liabilities		19,430,577	21,605	19,452,182
Others payables		1,720,097	17,809	1,737,906
Current income tax liabilities		948,166	(640)	947,526
Provisions		298,453	(28,748)	269,705
Other current liabilities		2,090,307	33,184	2,123,491
Retained earnings		44,160,659	68,182	44,228,841
Non-controlling interests		3,347,257	62,024	3,409,281
Consolidated statements of comprehensive income
Revenue	￦	65,154,636	135	65,154,771
Cost of sales		(57,129,060)	1,206,973	(55,922,087)
Selling and administrative expenses		(2,429,781)	(1,204,764)	(3,634,545)
Finance costs		(2,244,416)	178	(2,244,238)
Profit before income taxes		3,616,016	2,522	3,618,538
Income tax expense		(1,683,630)	(2,198)	(1,685,828)
Profit		1,932,386	324	1,932,710

(b)	IFRS No. 9 “Financial Instruments”

IFRS No. 9 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in IAS No. 39 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively the standard with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the cumulative effect resulting from initial application of IFRS No. 9 as reserves, retained earnings and non-controlling interests of the Company at the date of initial application.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

The following table summarizes the impact, net of tax, of transition to IFRS No. 9 on reserves, retained earnings and non-controlling interests as of January 1, 2018.

	Reserves		Retained earnings	Non-controlling interests
	(in millions of Won)
Classification to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities (*1)	￦	(498,517)	498,517	—
Recognition of expected credit losses		—	(51,450)	(34,754)

	￦	(498,517)	447,067	(34,754)

(*1)

Includes a decrease in reserve (capital adjustment arising from investments in equity-accounted investees) of ￦76,992 million and an increase in retained earnings of ￦76,992 million related to selection to fair value through other comprehensive income in equity securities of associates and joint ventures.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1)	Classification and measurement of financial assets and financial liabilities

IFRS No. 9 contains three principal classification categories for financial assets: measured at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. The classification of financial assets under IFRS No. 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Under IFRS No. 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

As of January 1, 2018, the date of initial application, measurement categories and carrying amounts of financial assets in accordance with IAS No. 39 “Financial Instruments: Recognition and Measurement” and IFRS No. 9 “Financial Instruments” are as follows:

	Original classification under IAS No. 39	Original carrying amounts under IAS No. 39		New classification under IFRS No. 9	New carrying amounts under IFRS No. 9
	(in millions of Won)
Derivative assets	Financial assets at fair value through profit or loss	￦	65,051	Fair value through profit or loss	￦	65,051
	Hedging instrument		3,239	Hedging instrument		3,239
Cash and cash equivalents	Loans and receivables		2,612,530	Amortized cost		2,612,530
Trade accounts and notes receivable (*1)	Loans and receivables		8,901,867	Amortized cost		8,799,161
Other receivables (*1)	Loans and receivables		2,195,466	Fair value through profit or loss		1,898
				Amortized cost		2,188,820
Equity securities (*2)	Available-for-sale financial assets		1,421,295	Fair value through profit or loss		17,812
				Fair value through other comprehensive income		1,403,483
Debt securities (*2)	Available-for-sale financial assets		190,579	Fair value through profit or loss		188,276
	Held-to-maturity financial assets			Fair value through other comprehensive income		2,303
			5,211	Amortized cost		5,211
Other Securities (*2)	Available-for-sale financial assets		366,241	Fair value through profit or loss		366,241
Deposit instruments	Loans and receivables		1,358,311	Amortized cost		1,358,311
Short-term financial instruments	Financial assets at fair value through profit or loss		1,970	Fair value through profit or loss		5,547,637
	Loans and receivables		5,545,667

(*1)

As a result of the adoption of IFRS No. 9, as of January 1, 2018, the date of initial application, loss allowance was increased by ￦107,454 million, retained earnings and non-controlling interests were decreased by ￦51,450 million and ￦34,754 million, respectively.

(*2)

As a result of the adoption of IFRS No. 9, as of January 1, 2018, the date of initial application, with respect to securities classified as fair value through profit or loss and equity securities determined fair value through other comprehensive income, reserves were decreased by ￦421,525 million and retained earnings were increased by ￦421,525 million.

IFRS No. 9 “Financial Instruments” retains most of the requirements of IAS No. 39 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of IFRS No. 9

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

“Financial Instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

2)	Impairment of financial assets

IFRS No. 9 replaces the incurred loss model in IAS No. 39 with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under IFRS No. 9, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in IAS No. 39 as loss allowances is measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

As of January 1, 2018, the date of initial application, the Company recognized an increase in loss allowances of ￦107,454 million and decreases in retained earnings and non-controlling interests of ￦51,450 million and ￦34,754 million, respectively.

In addition to the application of IFRS No. 9, the Company applied the amendments to IAS No. 1 “Presentation of Financial Statements”, which requires the recognition of impairment of financial assets to be separated in the consolidated statements of comprehensive income. Impairment loss on trade accounts and notes receivable and Impairment loss on other receivables are presented as separate items.

3)	Hedge Accounting

Regarding the initial application of IFRS No. 9, the Company determined to consistently apply hedge accounting requirements of IAS No. 39.

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

As of December 31, 2016, 2017 and 2018

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

As of December 31, 2016, 2017 and 2018

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

As of December 31, 2016, 2017 and 2018

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

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset(unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a) Classification and subsequent measurement — Policies applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first day of the first reporting period following the change in the business model.

Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cash flows and selling financial assets, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or loss is recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

(b) Classification and subsequent measurement — Policies applied before January 1, 2018

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

As of December 31, 2016, 2017 and 2018

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

(c) Derecognition of non-derivative financial assets

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

(d) Offsetting a financial asset and a financial liability

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

As of December 31, 2016, 2017 and 2018

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

As of December 31, 2016, 2017 and 2018

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

The estimated useful lives for the current and comparative periods are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-10 years
Furniture and fixtures	3-20 years
Lease assets	3-30 years
Bearer plants	20 years

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

As of December 31, 2016, 2017 and 2018

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

Intellectual property rights	4-25 years
Development expense	3-5 years
Port facilities usage rights	4-75 years
Other intangible assets	2-15 years

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

As of December 31, 2016, 2017 and 2018

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

As of December 31, 2016, 2017 and 2018

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

Impairment for financial assets — Policies applicable from January 1, 2018

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

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

(a)	Judgments on credit risk

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of investment grade.

(b)	Measurement of expected credit losses

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month expected credit losses are the portion of lifetime expected credit losses that result from default that are

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

possible within the 12 months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Company is exposed to credit risk.

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls such as the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Impairment for financial assets — Policies applied before January 1, 2018

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

As of December 31, 2016, 2017 and 2018

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

As of December 31, 2016, 2017 and 2018

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

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from contract assets, contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

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

Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as describe below.

(a)	Hedge accounting

The Company holds forward exchange contracts, currency swaps and commodity future contracts to manage foreign exchange risk and commodity fair value risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

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

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

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

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(a)	Financial liabilities measured at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and charges therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss incurred.

(b)	Financial liabilities measured at amortized cost

Non-derivative financial liabilities other than financial liabilities measured at fair value through profit or loss are classified as financial liabilities measured at amortized cost. At the date of initial recognition, financial liabilities measured at amortized cost are measured at fair value after deducting transaction costs that are directly attributable to the acquisition. Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method subsequently to initial recognition.

(c)	Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Construction work in progress

The gross amount due from customers for contract work is presented for all contracts in which profits multiply cumulative percentage-of-completion exceed progress billings. If progress billings exceed profits multiply cumulative percentage-of-completion, then the gross amount due to customers for contract work is presented. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

The Company accounts for the remaining rights and performance obligation on the contract with the customers on a net basis. Due from customers for contract work and due to customers for contract work for same contract are offset and presented on a net basis.

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

As of December 31, 2016, 2017 and 2018

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond twelve months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

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

As of December 31, 2016, 2017 and 2018

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

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the estimated contract cost exceeding the contract revenue is recognized as a provision for construction losses in the remaining contract for which construction has not proceeded.

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

(a)	Greenhouse gasses Emission Right

Greenhouse gasses Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

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

As of December 31, 2016, 2017 and 2018

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

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancelation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

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

Revenue from contracts with customers

The Company has initially applied IFRS No. 15 “Revenue from Contracts with Customers” from January 1, 2018. Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers.

(a)	Sale of good

The goods sold by the Company consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally payable within 10 to 90 days. When a customer makes payment

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

prior to the due date, they are offered a discount at certain percentage of the invoice amount.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” prescribed in the respective contracts, which is generally when the products are loaded to the transportation vessels. Invoices are usually issued at the date of bill of lading and payments are settled by the terms of Letter of Credit (L / C), Document against Acceptance (D / A), Document against Payment (D / P), Telegraphic Transfer (T / T) and others.

The Company provides certain discount when the customer prepays according to the payment terms. The Company recognized revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when discount period expire.

(b)	Transportation service

For the performance obligation for transportation services included in the Company’s product sales contracts, revenue is recognized over the period when in which the services are provided and the revenue is measured by reference to examining the degree to which the service has been completed so far. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of goods.

(c)	Construction contracts

In the case of construction contracts where the Company renders construction services for plants, etc., the customer controls the assets as they are being constructed. This is because under those contracts, the Company is able to perform construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Company is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the contract can be reliably estimated, the company recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activity as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed excluding contract cost incurred that do not reflect the stage of completion to date bear to the estimated total contract costs.

If the outcome of the contract cannot be reliably estimated, the revenue is recognized only to the extent of the contract costs that are probable to be recovered. If the total contract cost is likely to exceed the total contract revenue, expected losses are immediately recognized as a cost.

The Company issues an invoice when the customer has completed a progress confirmation and generally the payment is made within 45 days from the invoice date.

(d)	Certain construction contracts for apartments

For certain construction service contracts for apartments where the criterion of an enforceable right to payment for performance is met under IFRS No. 15, even if the legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period, revenue is recognized based on percentage of completion by considering the terms and conditions described in the relevant law and

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for apartments and shopping centers where the criterion of an enforceable right to payment for performance is not met during the construction period, the Company recognizes revenue upon completion of construction when the control of the apartments and shopping centers are transferred to customers.

The timing of the billing and the payment terms of the sales contracts are different according to the terms of the contracts.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	hedge ineffectiveness recognized in profit or loss; and

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company’s right to receive payment is established. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies IAS No. 12 “Income Taxes”, if it is not applicable to the income taxes, the Company applies IAS No. 37 “Provisions Contingent Liabilities and Contingent Assets”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

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

The Company offsets current tax assets and current tax liabilities if, and only if, the Company:

•	has a legally enforceable right to set off the recognized amounts, and

•	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(b)	Deferred income tax

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

A deferred income tax asset is recognized for the carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the unused tax losses, tax credits and deductible temporary differences can be utilized. The future taxable profit depends on reversing taxable temporary differences. When there are insufficient taxable temporary differences, the probability of future taxable profit (including the reversal of temporary differences) should be considered.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

period. Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

New standards and interpretations not yet adopted

The following new standard has been published but is not mandatory for the Company for annual period beginning on January 1, 2018, and the Company has not early adopted them.

(a)	IFRS No. 16 “Leases”

The Company will apply IFRS No. 16 “Leases” for the year beginning on January 1, 2019. The Company is evaluating analysis of financial impact resulting from adoption of new standards and the estimated effect on the consolidated financial statements at the date of initial application based on current situation as of December 31, 2018. However, a reasonable estimation of financial impact is not determined since the analysis of financial impact is not completed.

IFRS No. 16 “Leases” replaces existing leases guidance, including IAS No. 17 “Leases”, IFRIC No. 4 “Determining whether an Arrangement contains a Lease”, SIC No. 15 “Operating Leases-Incentives” and SIC No. 27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS No. 16 introduces a single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease with a term of 12 months or less at the commencement date or low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

1)	Leases in which the Company is a lessee

Upon adoption of IFRS No. 16, the Company will recognize new assets and liabilities for its operating leases. The nature of expenses related to those leases will change because the Company will recognize a deprecation charge for right-of-use assets and interest expense on lease liabilities. Previously, the Company recognized operating lease expense on a straight-line basis over the term of the lease term. It is expected that there will be no significant impact on finance leases.

As of the authorization date for issuance of these consolidated financial statements, the Company is still evaluating whether certain arrangements related to the use of vessels, land, warehouses and factory facilities contain leases that shall be accounted for in accordance with IFRS No. 16. The outcome of such evaluations may have significant impact on the Company’s consolidated financial statements upon adoption of IFRS No. 16.

As a lessee, the Company shall apply IFRS No. 16 using one of the following two transition methods; (a) retrospectively to each prior reporting period presented in accordance with IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

The Company intends to apply the modified retrospective approach when initially applying IFRS No. 16 as of January 1, 2019, the date of initial application. Accordingly, the Company will recognize the accumulated effect resulting from initial application of IFRS No. 16 as retained earnings of the Company at the date of initial application and not restate the financial statements for comparative periods.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

The Company plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS No. 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS No. 17 and IFRIC No. 4.

2)	Leases in which the Company is a lessor

As a lessor, the Company expects to have no significant impact on its financial statements since the present lease accounting treatment is not significantly different from applying IFRS No. 16.

(b)	IFRIC No. 23 “Uncertainty over Tax Treatments”

If there is an uncertainty on tax treatment such as dispute of a particular tax treatment by the taxation authority, the Company determines whether it is probable that the taxation authority will accept an uncertain tax treatment in determining taxable profit, tax bases, unused tax losses, unused tax credits or tax rates.

If the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment, the Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the most likely amount or the expected value depending on which method the entity expects to better predict the resolution of the uncertainty.

The application of IFRIC No. 23 “Uncertainty over Tax Treatments” is mandatory for the year beginning on January 1, 2019. The Company expects the adoption of the standard will not have significant impact on consolidated financial statements.

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

As of December 31, 2016, 2017 and 2018

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

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

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

As of December 31, 2016, 2017 and 2018

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

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

Net borrowing-to-equity ratio as of December 31, 2017 and 2018 is as follows:

	2017		2018
	(in millions of Won)
Total borrowings	￦	21,063,657	20,209,270
Less: Cash and cash equivalents		2,612,530	2,643,865

Net borrowings		18,451,127	17,565,405
Total equity		47,326,725	46,672,614
Net borrowings-to-equity ratio		38.99%	37.64%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Cash	￦	1,896	1,668
Demand deposits and checking accounts		1,259,813	1,471,891
Time deposits		360,985	538,130
Other cash equivalents		989,836	632,176

	￦	2,612,530	2,643,865

As of December 31, 2018, cash equivalents amounting to ￦42,147 million of POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, are restricted for use related to the joint account of joint operations and others.

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Current
Trade accounts and notes receivable	￦	8,579,620	8,648,250
Finance lease receivables		10,469	57,487
Unbilled due from customers for contract work		728,007	810,655
Less: Allowance for doubtful accounts		(493,533)	(386,188)

	￦	8,824,563	9,130,204

Non-current
Trade accounts and notes receivable	￦	871,432	583,797
Finance lease receivables		734	45,873
Less: Allowance for doubtful accounts		(140,596)	(202,545)

	￦	731,570	427,125

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦309,964 million and ￦468,706 million as of December 31, 2017 and 2018, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 17).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Finance lease receivables are as follows:

Customer	Contents	2017		2018
	(in millions of Won)
Rental contractor (executives and employees)	Songdo rental apartment contract	￦	—	103,360
Korea Electric Power Corporation	Combined thermal power plant #3~4		10,469	—
Hystech.Co. Ltd.	Machinery and equipment		734	—

		￦	11,203	103,360

(c) The gross amount and present value of minimum lease payments as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Less than 1 year	￦	11,771	57,820
1 year – 5 years		828	49,678
Unrealized interest income		(1,396)	(4,138)

Present value of minimum lease payment	￦	11,203	103,360

7.	Other Receivables

Other receivables as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Current
Loans	￦	617,696	236,782
Other accounts receivable		960,543	954,030
Accrued income		179,971	220,066
Deposits		107,137	108,640
Others		18,925	16,201
Less: Allowance for doubtful accounts		(248,266)	(150,090)

	￦	1,636,006	1,385,629

Non-current
Loans	￦	874,158	731,344
Other accounts receivable		92,939	155,936
Accrued income		1,663	1,855
Deposits		122,485	152,072
Less: Allowance for doubtful accounts		(212,069)	(177,967)

	￦	879,176	863,240

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

8.	Other Financial Assets

Other financial assets as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Current
Derivatives assets held for trading	￦	63,912	47,288
Debt securities		—	2,987
Financial assets held for trading		1,970	—
Available-for-sale securities (bonds)		136,141	—
Current portion of held-to-maturity securities		421	—
Deposit instruments (*1,2)		1,297,769	1,931,518
Short-term financial instruments (*2)		5,545,667	6,099,303

	￦	7,045,880	8,081,096

Non-current
Derivatives assets held for trading	￦	4,378	1,795
Equity securities (*3)		—	1,238,630
Debt securities		—	34,327
Other securities (*3)		—	338,106
Available-for-sale securities (equity instruments) (*3)		1,730,753	—
Available-for-sale securities (bonds)		54,439	—
Available-for-sale securities (others)		56,782	—
Held-to-maturity securities		4,790	—
Deposit instruments (*2)		60,542	35,040

	￦	1,911,684	1,647,898

(*1)	As of December 31, 2017 and 2018, ￦10,080 million and ￦5,715 million, respectively, are restricted for the use in a government project.

(*2)	As of December 31, 2017 and 2018, financial instruments amounting to ￦78,477 million and ￦73,935 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)	As of December 31, 2017 and 2018, ￦136,099 million and ￦115,431 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

9.	Inventories

(a) Inventories as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Finished goods	￦	1,526,628	1,886,040
Merchandise		930,558	1,131,416
Semi-finished goods		1,721,130	1,945,567
Raw materials		2,329,268	2,821,972
Fuel and materials		808,016	888,941
Construction inventories		1,692,092	1,372,259
Materials-in-transit		1,818,576	2,245,740
Others		103,144	68,150

		10,929,412	12,360,085

Less: Allowance for inventories valuation		(135,631)	(206,782)

	￦	10,793,781	12,153,303

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) The changes of allowance for inventories valuation for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Beginning	￦	231,378	203,164	135,631
Loss on valuation of inventories		152,249	78,560	141,799
Realization on disposal of inventories		(161,458)	(138,967)	(69,426)
Others		(19,005)	(7,126)	(1,222)

Ending	￦	203,164	135,631	206,782

10.	Assets Held for Sale

Details of assets held for sale as of December 31, 2017 and 2018 are as follows:

	2017				2018
	Controlling company		Subsidiaries (*1)	Total	Subsidiaries (*2)
	(in millions of Won)
Assets
Other financial assets	￦	—	—	—	778
Property, plant and equipment		392	71,340	71,732	21,076
Others		—	36	36	—

	￦	392	71,376	71,768	21,854

(*1)

During the year ended December 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, determined to dispose of the office building, Seomyeon Fiesta, in Busan and classified the related property, plant and equipment amounting to ￦71,340 million as assets held for sale. During the year ended December 31, 2018, disposal of the accompanying assets held for sale was completed.

(*2)

During the year ended December 31, 2018, DAESAN (CAMBODIA) Co., Ltd., a subsidiary of the Company, determined to dispose of the land and classified the related property, plant and equipment amounting to ￦21,076 million as assets held for sale.

11.	Investments in Associates and Joint ventures

(a) Investments in associates and joint ventures as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Investments in associates	￦	1,520,441	1,738,692
Investments in joint ventures		2,037,491	1,911,311

	￦	3,557,932	3,650,003

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Details of investments in associates as of December 31, 2017 and 2018 are as follows:

	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2017		2018
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,713,975,892	31.27	￦	178,787	￦	175,553	174,123
POSPower Co., Ltd (*1,2)	4,507,138	34.00		164,757		—	161,477
SNNC	18,130,000	49.00		90,650		110,424	116,922
QSONE Co., Ltd.	200,000	50.00		84,395		85,049	85,550
Chun-cheon Energy Co., Ltd (*2)	16,098,143	45.67		80,491		74,378	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	29.53		10,040		17,252	17,382
Daesung Steel (*4)	108,038	17.54		14,000		15,500	15,644
Incheon-Gimpo Expressway Co., Ltd. (*2,4)	9,032,539	18.26		45,163		31,660	13,329
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		12,379	11,183
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund (*4)	6,485	12.50		6,485		6,828	5,739
KONES, Corp.	3,250,000	41.67		6,893		2,827	2,849
BLUE OCEAN Private Equity Fund	333	27.52		33,300		19,620	—
UITrans LRT Co., Ltd. (*2)	7,714,380	38.19		38,572		15,841	—
Others (46 companies) (*2)						67,325	123,734

						634,636	790,410

[Foreign]
AES-VCM Mong Duong Power Company Limited (*3)	—	30.00		164,303		142,348	209,936
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		197,069	179,459
7623704 Canada Inc. (*4)	114,452,000	10.40		124,341		121,702	126,885
Eureka Moly LLC	—	20.00		240,123		79,398	82,447
AMCI (WA) PTY LTD	49	49.00		209,664		63,378	71,086
KOREA LNG LTD.	2,400	20.00		135,205		33,422	43,554
Nickel Mining Company SAS	3,234,698	49.00		157,585		45,905	41,712
NCR LLC	—	29.41		40,139		33,738	37,602
PT. Batutua Tembaga Raya	128,285	22.00		21,824		21,823	20,479
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,617	14,796
PT. Wampu Electric Power (*2)	8,708,400	20.00		10,054		13,391	14,120
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	50	25.00		4,723		6,517	6,478
Others (29 companies) (*2)						111,497	99,728

						885,805	948,282

					￦	1,520,441	1,738,692

(*1)

During the year ended December 31, 2018, the Company disposed of 63.53% of shares in POSPower Co., Ltd, which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate.

(*2)	As of December 31, 2017 and 2018, investments in associates amounting to ￦158,370 million and ￦285,066 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*3)	As of December 31, 2017 and 2018, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.

(*4)

As of December 31, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(c) Details of investments in joint ventures as of December 31, 2017 and 2018 are as follows:

	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2017		2018
	(in millions of Won)
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	110,760	180,192
Others (6 companies)						6,094	9,124

						116,854	189,316

[Foreign]
Roy Hill Holdings Pty Ltd (*1)	13,117,972	12.50		1,528,672		1,125,133	1,041,600
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		348,836	363,506
KOBRASCO	2,010,719,185	50.00		32,950		108,485	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		88,305	88,391
DMSA/AMSA (*1)	—	4.00		322,596		56,735	26,709
CSP — Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		146,427	24,832
Others (13 companies)						46,716	43,508

						1,920,637	1,721,995

					￦	2,037,491	1,911,311

(*1)	As of December 31, 2017 and 2018, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(d) The movements of investments in associates and joint ventures for the years ended December 31, 2017 and 2018 were as follows:

1) For the year ended December 31, 2017

Company	December 31, 2016 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2017 Book value
				(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	175,690	—	—	418	(555)	175,553
SNNC		107,859	—	—	2,370	195	110,424
QSONE Co., Ltd.		84,799	—	(368)	618	—	85,049
Chun-cheon Energy Co., Ltd		45,077	27,791	—	1,510	—	74,378
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,551	—	—	4,701	—	17,252
BLUE OCEAN Private Equity Fund		35,752	—	—	(8,154)	(7,978)	19,620
Daesung Steel		12,302	—	—	3,198	—	15,500
Incheon-Gimpo Expressway Co., Ltd.		37,372	—	—	(6,463)	751	31,660
Keystone NO. 1. Private Equity Fund		13,314	—	—	(886)	(49)	12,379
UITrans LRT Co., Ltd.		17,851	—	—	(2,010)	—	15,841
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		11,890	—	—	(197)	(4,865)	6,828
KONES, Corp.		5,641	—	—	(2,774)	(40)	2,827
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	27,582	65	110,760
Others (40 companies)		55,061	28,348	(137)	(7,995)	(1,858)	73,419

		698,272	56,139	(505)	11,918	(14,334)	751,490

[Foreign]
AES-VCM Mong Duong Power Company Limited		167,141	—	(30,798)	19,644	(13,639)	142,348
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(37,016)	42,896	(24,807)	197,069
7623704 Canada Inc.		137,512	—	(7,563)	7,468	(15,715)	121,702
Eureka Moly LLC		89,601	—	—	(35)	(10,168)	79,398
AMCI (WA) PTY LTD		70,501	—	—	(4,299)	(2,824)	63,378
Nickel Mining Company SAS		45,138	—	—	424	343	45,905
KOREA LNG LTD.		63,058	—	(6,466)	(70,180)	47,010	33,422
NCR LLC		36,738	276	—	(60)	(3,216)	33,738
PT. Batutua Tembaga Raya		22,723	—	—	260	(1,160)	21,823
PT. Wampu Electric Power		8,706	—	—	5,927	(1,242)	13,391
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(1,268)	(1,123)	15,617
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,840	—	—	303	(626)	6,517
Roy Hill Holdings Pty Ltd		1,186,859	—	—	46,020	(107,746)	1,125,133
POSCO-NPS Niobium LLC		393,570	—	(17,277)	17,173	(44,630)	348,836
KOBRASCO		88,308	—	(22,135)	56,445	(14,133)	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	(5,542)	1,555	(5,077)	88,305
DMSA/AMSA		74,935	13,712	—	(22,339)	(9,573)	56,735
CSP - Compania Siderurgica do Pecem		330,463	—	—	(147,847)	(36,189)	146,427
Others (40 companies)		130,651	22,209	(4,408)	46,535	(36,774)	158,213

		3,184,117	36,197	(131,205)	(1,378)	(281,289)	2,806,442

	￦	3,882,389	92,336	(131,710)	10,540	(295,623)	3,557,932

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

2) For the year ended December 31, 2018

Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2018 Book value
				(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	175,553	—	—	(1,430)	—	174,123
POSPower Co., Ltd		—	176,731	—	(3,198)	(12,056)	161,477
SNNC		110,424	—	—	6,624	(126)	116,922
QSONE Co., Ltd.		85,049	—	(550)	1,051	—	85,550
Chun-cheon Energy Co., Ltd		74,378	—	—	(11,900)	—	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,252	—	—	130	—	17,382
BLUE OCEAN Private Equity Fund		19,620	—	—	(17,930)	(1,690)	—
Daesung Steel		15,500	—	—	144	—	15,644
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(18,331)	—	13,329
Keystone NO. 1. Private Equity Fund		12,379	—	—	(1,295)	99	11,183
UITrans LRT Co., Ltd.		15,841	—	—	(15,841)	—	—
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(1,089)	—	5,739
KONES, Corp.		2,827	—	—	29	(7)	2,849
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	69,594	(162)	180,192
Others (52 companies)		73,419	44,629	(784)	18,942	(3,348)	132,858

		751,490	221,360	(1,334)	25,500	(17,290)	979,726

[Foreign]
AES-VCM Mong Duong Power Company Limited		142,348	—	(26,108)	30,096	63,600	209,936
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(29,301)	17,709	(6,018)	179,459
7623704 Canada Inc.		121,702	—	(4,509)	4,373	5,319	126,885
Eureka Moly LLC		79,398	—	—	(406)	3,455	82,447
AMCI (WA) PTY LTD.		63,378	—	—	(3,412)	11,120	71,086
KOREA LNG LTD.		33,422	—	(10,544)	10,542	10,134	43,554
Nickel Mining Company SAS		45,905	—	—	(4,268)	75	41,712
NCR LLC		33,738	2,505	—	(5,909)	7,268	37,602
PT. Batutua Tembaga Raya		21,823	—	—	(1,817)	473	20,479
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(735)	(86)	14,796
PT. Wampu Electric Power		13,391	—	—	177	552	14,120
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,517	—	—	23	(62)	6,478
Roy Hill Holdings Pty Ltd		1,125,133	—	—	59,095	(142,628)	1,041,600
POSCO-NPS Niobium LLC		348,836	—	(22,254)	21,536	15,388	363,506
KOBRASCO		108,485	—	(37,710)	75,170	(12,496)	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	540	(454)	88,391
DMSA/AMSA		56,735	17,973	—	(48,802)	803	26,709
CSP - Compania Siderurgica do Pecem		146,427	—	—	(109,714)	(11,881)	24,832
Others (42 companies)		158,213	2,771	(22,588)	42,937	(38,097)	143,236

		2,806,442	23,249	(153,014)	87,135	(93,535)	2,670,277

	￦	3,557,932	244,609	(154,348)	112,635	(110,825)	3,650,003

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(e) Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2017 and 2018 are as follows:

1) December 31, 2017

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	562,698	866	561,832	—	1,261
SNNC		705,975	459,519	246,456	576,023	2,417
QSONE Co., Ltd.		248,779	78,680	170,099	15,297	1,236
Chun-cheon Energy Co., Ltd		700,079	539,137	160,942	164,294	(8,250)
Daesung Steel		169,774	112,795	56,979	70,434	18,230
Incheon-Gimpo Expressway Co., Ltd.		1,132,233	922,338	209,895	—	(23,221)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		76,184	48,072	28,112	77,093	15,921
BLUE OCEAN Private Equity Fund		311,129	188,512	122,617	445,238	(3,345)
Keystone NO. 1. Private Equity Fund		170,155	133,033	37,122	5,391	(2,070)
UITrans LRT Co., Ltd.		464,074	384,202	79,872	3,689	(13,263)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,936	1,315	54,621	10,212	(1,578)
KONES, Corp.		2,766	1,616	1,150	5,379	139
POSCO MITSUBISHI CARBON TECHNOLOGY		478,847	295,052	183,795	154,312	46,138
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,911,942	1,121,783	790,159	445,682	171,303
7623704 Canada Inc.		1,182,376	9	1,182,367	—	82,344
KOREA LNG LTD.		179,269	86	179,183	34,640	32,446
Nickel Mining Company SAS		465,700	324,687	141,013	179,683	(4,450)
PT. Batutua Tembaga Raya		336,085	272,542	63,543	195,520	49,091
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		70,437	18,722	51,715	85,850	(3,736)
PT. Wampu Electric Power		212,095	148,177	63,918	779	29,634
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		70,701	43,588	27,113	84,973	1,210
Roy Hill Holdings Pty Ltd		10,148,416	6,600,900	3,547,516	2,988,372	797,008
POSCO-NPS Niobium LLC		697,470	—	697,470	—	32,481
KOBRASCO		252,813	35,843	216,970	179,453	112,890
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		717,472	391,871	325,601	1,245,178	5,978
DMSA/AMSA		5,586,171	4,167,906	1,418,265	630,229	(475,958)
CSP - Compania Siderurgica do Pecem		4,805,353	4,223,392	581,961	1,290,767	(740,591)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

2) December 31, 2018

Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
	(in millions of Won)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	552,760	783	551,977	—	10,249
POSPower Co., Ltd		425,632	35,761	389,871	—	(4,536)
SNNC		645,013	384,586	260,427	656,320	14,229
QSONE Co., Ltd.		249,384	78,285	171,099	16,597	2,101
Chun-cheon Energy Co., Ltd		667,454	525,308	142,146	320,950	(18,796)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		63,554	35,003	28,551	16,237	439
BLUE OCEAN Private Equity Fund		305,876	174,640	131,236	459,491	(5,294)
Daesung Steel		169,305	111,502	57,803	75,474	824
Incheon-Gimpo Expressway Co., Ltd.		1,049,629	931,937	117,692	—	(92,202)
Keystone NO. 1. Private Equity Fund		177,024	144,186	32,838	15,507	(3,962)
UITrans LRT Co., Ltd.		430,227	435,699	(5,472)	12,929	(85,344)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		59,464	1,061	58,403	2,401	(12,313)
KONES, Corp.		2,618	1,414	1,204	5,167	70
POSCO MITSUBISHI CARBON TECHNOLOGY		537,138	237,563	299,575	300,986	116,049

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,726,410	1,009,731	716,679	343,471	70,717
7623704 Canada Inc.		1,232,208	1	1,232,207	—	44,320
KOREA LNG LTD.		217,883	110	217,773	54,357	52,720
Nickel Mining Company SAS		465,463	329,084	136,379	207,956	(4,569)
PT. Batutua Tembaga Raya		332,305	274,580	57,725	128,609	(8,451)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		73,515	24,264	49,251	121,104	(2,231)
PT. Wampu Electric Power		223,009	155,407	67,602	13,461	887
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		61,782	34,740	27,042	85,619	78
Roy Hill Holdings Pty Ltd		9,666,619	6,043,492	3,623,127	3,259,256	497,469
POSCO-NPS Niobium LLC		726,810	—	726,810	—	41,812
KOBRASCO		317,842	50,945	266,897	229,340	150,550
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		710,518	384,572	325,946	1,341,849	2,159
DMSA/AMSA		5,562,877	4,171,896	1,390,981	731,127	(529,844)
CSP - Compania Siderurgica do Pecem		4,194,242	4,192,867	1,375	1,860,198	(542,865)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2018 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mineral development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 block Public housing lot development project	Construction	27.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

13.	Investment Property, Net

(a) Investment property as of December 31, 2017 and 2018 are as follows:

	2017				2018
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
	(in millions of Won)
Land	￦	360,402	—	360,402	295,328	(16,743)	278,585
Buildings		727,022	(92,982)	634,040	681,518	(110,183)	571,335
Structures		7,717	(1,436)	6,281	3,327	(1,919)	1,408
Construction-in-progress		64,191	—	64,191	101,665	(24,378)	77,287

	￦	1,159,332	(94,418)	1,064,914	1,081,838	(153,223)	928,615

As of December 31, 2018, the fair value of investment property is ￦1,498,136 million.

(b) Changes in the carrying amount of investment property for the years ended December 31, 2017 and 2018 were as follows:

1) For the year ended December 31, 2017

	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
	(in millions of Won)
Land	￦	392,723	20,941	(37,725)	—	(15,537)	360,402
Buildings		671,539	38,831	(9,506)	(23,450)	(43,374)	634,040
Structures		2,147	—	—	(591)	4,725	6,281
Construction-in-progress		51,311	17,648	—	—	(4,768)	64,191

	￦	1,117,720	77,420	(47,231)	(24,041)	(58,954)	1,064,914

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

2) For the year ended December 31, 2018

	Beginning		Acquisitions	Disposals	Depreciation (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	360,402	1,327	(26,826)	(16,743)	(39,575)	278,585
Buildings		634,040	727	(32,807)	(28,358)	(2,267)	571,335
Structures		6,281	—	—	(603)	(4,270)	1,408
Construction-in-progress		64,191	42,052	—	(24,948)	(4,008)	77,287

	￦	1,064,914	44,106	(59,633)	(70,652)	(50,120)	928,615

(*1)

Includes impairment loss on investment property recognized by each of the consolidated subsidiaries, including the office for rent of POSCO(Dalian) IT Center Development Co., Ltd. amounting to ￦51,461 million.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of December 31, 2017 and 2018 are as follows:

	2017					2018
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
	(in millions of Won)
Land	￦	2,534,102	(6,452)	—	2,527,650	2,553,957	(5,955)	—	2,548,002
Buildings		9,311,426	(4,433,996)	(412)	4,877,018	9,146,294	(4,743,449)	(393)	4,402,452
Structures		5,452,713	(2,686,802)	(59)	2,765,852	5,884,277	(2,966,304)	(49)	2,917,924
Machinery and equipment		46,669,612	(27,301,410)	(245)	19,367,957	47,610,225	(29,091,754)	(342)	18,518,129
Vehicles		296,815	(263,884)	(70)	32,861	302,767	(271,381)	(45)	31,341
Tools		380,144	(315,446)	(1,058)	63,640	399,638	(333,387)	(87)	66,164
Furniture and fixtures		643,779	(498,192)	(148)	145,439	638,553	(502,215)	(51)	136,287
Finance lease assets		243,160	(97,903)	—	145,257	213,873	(76,309)	—	137,564
Bearer plants		70,031	(4,516)	—	65,515	88,773	(8,002)	—	80,771
Construction-in- progress		1,897,885	—	(5,539)	1,892,346	1,964,267	(778,373)	(6,255)	1,179,639

	￦	67,499,667	(35,608,601)	(7,531)	31,883,535	68,802,624	(38,777,129)	(7,222)	30,018,273

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2017 and 2018 were as follows:

1) For the year ended December 31, 2017

	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss (*1)	Others (*2)	Ending
	(in millions of Won)
Land	￦	2,601,208	3,477	(18,226)	—	—	(58,809)	2,527,650
Buildings		4,995,631	53,961	(5,782)	(347,419)	(14,112)	194,739	4,877,018
Structures		2,908,480	18,943	(2,558)	(212,643)	(33,586)	87,216	2,765,852
Machinery and equipment		20,318,390	194,653	(93,210)	(2,189,624)	(27,811)	1,165,559	19,367,957
Vehicles		46,699	9,982	(1,623)	(17,363)	(4,977)	143	32,861
Tools		71,380	16,424	(976)	(28,516)	(23)	5,351	63,640
Furniture and fixtures		132,406	61,597	(1,296)	(48,400)	(16)	1,148	145,439
Finance lease assets		159,013	4,760	(453)	(14,810)	—	(3,253)	145,257
Bearer plants		—	—	—	(4,830)	—	70,345	65,515
Construction-in-progress		2,537,132	1,894,067	(817)	—	(36,706)	(2,501,330)	1,892,346

	￦	33,770,339	2,257,864	(124,941)	(2,863,605)	(117,231)	(1,038,891)	31,883,535

(*1)

As of December 31, 2017, due to the existence of indicators for impairment such as continuous operating loss on Suncheon Bay Personal Rapid Transit business of the Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, the Company performed impairment test and recognized impairment loss of ￦48,070 million since the recoverable amount is less than its carrying amount. The impairment recorded in 2017 also included ￦17,651 million related to POSCO for individual assets due to a decline in economic result and others.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2018

	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss (*1,2)	Others (*3)	Ending
	(in millions of Won)
Land	￦	2,527,650	28,998	(26,157)	—	6,399	11,112	2,548,002
Buildings		4,877,018	46,129	(21,501)	(331,688)	(73,523)	(93,983)	4,402,452
Structures		2,765,852	18,749	(2,834)	(220,218)	(6,652)	363,027	2,917,924
Machinery and equipment		19,367,957	145,220	(62,135)	(2,224,000)	(143,293)	1,434,380	18,518,129
Vehicles		32,861	8,538	(1,149)	(14,835)	(56)	5,982	31,341
Tools		63,640	21,337	(1,867)	(26,421)	(206)	9,681	66,164
Furniture and fixtures		145,439	32,258	(577)	(51,835)	(1,494)	12,496	136,287
Finance lease assets		145,257	28,466	(420)	(19,224)	—	(16,515)	137,564
Bearer plants		65,515	—	—	(3,636)	—	18,892	80,771
Construction-in-progress		1,892,346	1,884,125	(23,814)	—	(778,373)	(1,794,645)	1,179,639

	￦	31,883,535	2,213,820	(140,454)	(2,891,857)	(997,198)	(49,573)	30,018,273

(*1)

During 2018, the Controlling Company evaluated future economic performance of its Synthetic Natural Gas (SNG) facility that was still in trial run stage. Considering the continuous decline in LNG price, increase in coal prices and the need for additional capital investment in the SNG facility, the Controlling Company concluded that the profitability for the SNG facility is unlikely to be sustainable and decided to terminate the operation of SNG facility as of December 31, 2018. The property, plant and equipment in the SNG facility are primarily comprised of machinery and equipment, among which assets with a carrying value of ￦167,054 million are expected to be re-used in other facilities of the Controlling Company therefore no impairment test was conducted. For the remaining assets impairment test was performed by estimating the recoverable

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

amount of each individual assets. For the assets which are determined to be technically obsolete and therefore sale is unlikely, recoverable amount represents expected scrap value less cost of disposal.

For the assets for which sale is probable, the recoverable amount is determined based on fair value less cost of disposal. Fair value was measured using cost approach, which is based on an estimated of the current cost to purchase or replace the asset less applicable depreciation and obsolescence. Specifically, the Controlling Company used indirect cost approach to estimate the replacement cost for a new asset by applying asset specific inflation factors to the asset’s historical cost. Then the Controlling Company estimates and deducts depreciation for physical deterioration. Depreciation factors are applied primarily based on estimated useful life of the asset and declining balance depreciation method. The fair value measurement of assets in SNG facility is considered to be level 3 because significant inputs used in the estimate, such as asset specific inflation factors and estimated useful lives, are unobservable.

As a result of the impairment test, the Company recognized an impairment loss of ￦809,737 million in connection with the property, plant and equipment in the SNG facility.

The Controlling Company also has recognized an impairment loss amounting to ￦61,787 million since recoverable amounts on Strip Casting facilities and others is less than their carrying amount for the period ended December 31, 2018.

(*2)

As of December 31, 2018, POSCO ENERGY CO., LTD., as a subsidiary, performed an impairment test due to the consecutive operating loss of the fuel cell business, and recognized impairment losses amounting to ￦54,250 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(c) Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2017 and 2018 were as follows:

	2017		2018
	(in millions of Won)
Weighted average expenditure	￦	1,180,563	628,595
Borrowing costs capitalized		37,261	22,619
Capitalization rate (%)		1.74 ~ 3.45	2.51 ~ 3.90

(d) Property, plant and equipment and investment property pledged as collateral as of December 31, 2017 and 2018 are as follows:

		Book value
	Collateral right holder	2017		2018 (*2)
		(in millions of Won)
Land (*1)	Korean Development Bank and others	￦	822,057	769,843
Buildings and structures (*1)	Korean Development Bank and others		1,678,403	1,522,129
Machinery and equipment	Korean Development Bank and others		3,527,420	3,419,528
Construction-in-progress	Korean Development Bank and others		15,389	—

		￦	6,043,269	5,711,500

(*1)	Investment property and other assets (land-use right) are included.

(*2)	As of December 31, 2018, the pledged amount is ￦5,323,071 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

15. Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2017 and 2018 are as follows:

	2017					2018
	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
	(in millions of Won)
Goodwill	￦	1,604,288	(254,450)	—	1,349,838	1,603,308	(478,159)	—	1,125,149
Intellectual property rights		3,140,159	(690,966)	—	2,449,193	3,300,638	(901,113)	—	2,399,525
Premium in rental		139,873	(21,563)	—	118,310	158,338	(23,545)	—	134,793
Development expense		397,129	(316,892)	(19)	80,218	445,752	(346,589)	—	99,163
Port facilities usage rights		705,692	(396,319)	—	309,373	724,375	(419,294)	—	305,081
Exploration and evaluation assets		296,320	(90,376)	—	205,944	285,845	(93,715)	—	192,130
Customer relationships		857,624	(390,679)	—	466,945	860,951	(439,178)	—	421,773
Power generation permit		539,405	—	—	539,405	—	—	—	—
Other intangible assets		1,006,219	(573,152)	(24)	433,043	1,115,742	(622,417)	(114)	493,211

	￦	8,686,709	(2,734,397)	(43)	5,952,269	8,494,949	(3,324,010)	(114)	5,170,825

(b) The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2017 and 2018 were as follows:

1) For the year ended December 31, 2017

	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*2)	Ending
	(in millions of Won)
Goodwill	￦	1,375,131	—	—	—	—	(21,750)	(3,543)	1,349,838
Intellectual property rights		2,521,171	167,580	47,625	(450)	(217,932)	(74,524)	5,723	2,449,193
Premium in rental (*1)		119,039	6,006	—	(3,666)	(611)	(1,661)	(797)	118,310
Development expense		117,012	3,479	—	(1,179)	(66,847)	(694)	28,447	80,218
Port facilities usage rights		256,617	—	—	—	(19,912)	—	72,668	309,373
Exploration and evaluation assets		162,268	91,548	—	—	—	(56,519)	8,647	205,944
Customer relationships		514,245	—	—	—	(46,508)	—	(792)	466,945
Power generation permit		539,405	—	—	—	—	—	—	539,405
Other intangible assets		483,841	84,502	—	(1,641)	(57,964)	(11,829)	(63,866)	433,043

	￦	6,088,729	353,115	47,625	(6,936)	(409,774)	(166,977)	46,487	5,952,269

(*1)	Premium in rental includes memberships with indefinite useful lives.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2) For the year ended December 31, 2018

	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others (*3)	Ending
	(in millions of Won)
Goodwill	￦	1,349,838	—	—	—	(223,709)	(980)	1,125,149
Intellectual property rights		2,449,193	334,667	(18,619)	(198,282)	(96,475)	(70,959)	2,399,525
Premium in rental (*1)		118,310	36,196	(15,675)	(330)	(4,218)	510	134,793
Development expense		80,218	4,248	(32)	(37,305)	(411)	52,445	99,163
Port facilities usage rights		309,373	—	—	(22,975)	—	18,683	305,081
Exploration and evaluation assets		205,944	2,654	—	—	(3,339)	(13,129)	192,130
Customer relationships		466,945	—	—	(48,499)	—	3,327	421,773
Power generation permit		539,405	—	—	—	—	(539,405)	—
Other intangible assets		433,043	164,594	(1,644)	(49,190)	(8,844)	(44,748)	493,211

	￦	5,952,269	542,359	(35,970)	(356,581)	(336,996)	(594,256)	5,170,825

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)

During the year ended December 31, 2018, the Company disposed of a portion of shares of its subsidiary, POSPower Co., Ltd, which resulted in the Company’s loss of control, and derecognition of corresponding intangible assets.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(c) For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2017 and 2018 are as follows:

Reportable segments	Total number of CGUs
	2017	2018	CGUs	2017		2018
				(in millions of Won)
Steel	7	7	POSCO VST CO., LTD.	￦	36,955	36,955
			Others		12,494	12,484
Trading	2	2	POSCO DAEWOO Corporation (*1)		1,165,030	1,006,879
			PT. Bio Inti Agrindo		7,099	6,902
			Others		—	16
E&C	2	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD. (*2)		90,426	24,868
			POSCO Center Beijing		157	155
			POSCO ENERGY CO., LTD.		26,471	26,471
Others	5	5	Others		11,206	10,419

	16	16		￦	1,349,838	1,125,149

(*1)

Recoverable amounts of POSCO DAEWOO Corporation are determined based on its value in use. As of December 31, 2018, value in use is estimated by applying a 7.84% discount rate and a 2.0% terminal growth rate after 5 years, based on management’s business plan. The terminal growth rate does not exceed long-term average growth rate of its industry. Impairment loss on goodwill of ￦158,151 million was recognized as of December 31, 2018 as the recoverable amount is less than the carrying amount of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by ￦126,343 million or 3.71% and when the terminal growth rate decreases by ￦50,928 million or 0.25%, value in use will be decreased by 1.49%.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(*2)

Recoverable amounts of POSCO ENGINEERING & CONSTRUCTION CO., LTD are determined based on its value in use. As of December 31, 2018, value in use is estimated by applying a 9.1% discount rate within 5 years, the period for the estimated future cash flows, based on management’s business plan and by no applying a terminal growth rate. Impairment loss on goodwill of ￦65,558 million was recognized as of December 31, 2018 as the recoverable amount is less than the carrying amount of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 2.72% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.76%.

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Current
Advance payment	￦	661,779	539,894
Prepaid expenses		143,032	123,770
Firm commitment asset		15,115	11,246
Others		1,316	9,554

		821,242	684,464

Non-current
Long-term advance payment		24,201	24,280
Long-term prepaid expenses		333,153	334,918
Others (*1)		131,657	149,566

	￦	489,011	508,764

(*1)

As of December 31, 2017 and 2018, the Company recognized tax assets amounting to ￦88,633 million and ￦116,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

17.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2017 and 2018 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2017		2018
	(in millions of Won)
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2017~ December, 2018	January, 2019~ December, 2019	2.7~8.9	￦	217,879	294,364
Short-term borrowings	HSBC and others	January, 2018~ December, 2018	January, 2019~ December, 2019	0.3~10.1		7,956,939	7,193,416

						8,174,818	7,487,780

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import bank of Korea and others	September, 2011~ December, 2018	February, 2019~ December, 2019	0.5~8.8		1,407,123	1,234,915
Current portion of debentures	Korea Development Bank and others	August, 2009~ March, 2018	February, 2019~ December, 2019	1.8~6.3		1,693,974	1,568,108
Less: Current portion of discount on debentures issued						(1,399)	(1,184)

						3,099,698	2,801,839

					￦	11,274,516	10,289,619

(b) Long-term borrowings, excluding current portion as of December 31, 2017 and 2018 are as follows:

	Bank	Issuance date	Maturity date	Interest rate (%)	2017		2018
	(in millions of Won)
Long-term borrowings	Export-Import bank of Korea and others	September, 2001~ December, 2018	March, 2020~ March, 2037	0.2~8.8	￦	4,839,199	4,499,199
Less: Present value discount						(36,459)	(30,526)
Bonds	KB Securities and others	October, 2010~ November, 2018	April, 2020~ July, 2025	1.9~5.3		4,999,575	5,469,580
Less: Discount on debentures issued						(13,174)	(18,602)

					￦	9,789,141	9,919,651

(c) Assets pledged as collateral in regards to the borrowings as of December 31, 2018 are as follows:

	Bank	Book value	Pledged amount
	(in millions of Won)
Cash and cash equivalents	Shinhan Bank	￦ 8,296	8,296
Property, plant and equipment and Investment property (*1)	Korea Development Bank and others	5,592,627	5,304,861
Trade accounts and notes receivable	Korea Development Bank and others	157,617	157,617
Inventories	Export-Import Bank of Korea and others	205,433	163,233
Financial instruments	Kookmin Bank and others	40,664	40,664

		￦6,004,637	5,674,671

(*1)	Includes other assets such as right to use land.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

18.	Other Payables

Other payables as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Current
Accounts payable	￦	800,374	783,562
Accrued expenses		653,923	720,773
Dividend payable		7,213	8,673
Finance lease liabilities		17,763	10,152
Withholdings		274,188	196,937

	￦	1,753,461	1,720,097

Non-current
Accounts payable	￦	4,632	1,624
Accrued expenses		14,234	19,021
Finance lease liabilities		75,255	84,602
Long-term withholdings		53,629	43,621

	￦	147,750	148,868

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Current
Derivatives liabilities	￦	69,872	27,328
Financial guarantee liabilities		59,940	50,472

	￦	129,812	77,800

Non-current
Derivatives liabilities	￦	85,638	46,429
Financial guarantee liabilities		28,467	17,733

	￦	114,105	64,162

20. Provisions

(a) Provisions as of December 31, 2017 and 2018 are as follows:

	2017		2018
	Current	Non-current	Current	Non-current
	(in millions of Won)
Provision for bonus payments	￦ 49,171	—	46,514	26,964
Provision for construction warranties	11,804	106,232	11,842	130,391
Provision for legal contingencies and claims (*1)	495	36,269	16,981	55,716
Provision for the restoration (*2)	12,273	121,917	9,379	79,789
Others (*3,4)	37,203	212,754	213,737	138,176

	￦ 110,946	477,172	298,453	431,036

(*1)

The Company recognized probable outflow of resources amounting to ￦27,963 million and ￦50,888 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of December 31, 2017 and 2018, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ￦29,703 million as provisions for restoration as of December 31, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.28%~2.37% to measure present value of these costs.

(*3)

As of December 31, 2017 and 2018, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ￦157,461 million and ￦200,407 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of December 31, 2017 and 2018, the amount includes a provision of ￦23,600 million and ￦17,595 million, respectively, for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

(b) The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and service provided
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c) Changes in provisions for the years ended December 31, 2017 and 2018 were as follows:

1) For the year ended December 31, 2017

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	42,986	74,728	(64,319)	(3,035)	(1,189)	49,171
Provision for construction warranties		96,709	40,916	(18,006)	(2,502)	919	118,036
Provision for legal contingencies and claims		84,846	27,459	(70,156)	(1,749)	(3,636)	36,764
Provision for the restoration		62,594	63,438	(8,530)	—	16,688	134,190
Others		165,469	161,054	(64,850)	(20,199)	8,483	249,957

	￦	452,604	367,595	(225,861)	(27,485)	21,265	588,118

(*1)	Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2018

	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
	(in millions of Won)
Provision for bonus payments	￦	49,171	88,879	(60,723)	(3,856)	7	73,478
Provision for construction warranties		118,036	56,560	(24,608)	(7,660)	(95)	142,233
Provision for legal contingencies and claims		36,764	45,789	(6,066)	(3,399)	(391)	72,697
Provision for the restoration		134,190	14,912	(9,212)	(47,682)	(3,040)	89,168
Others		249,957	367,332	(118,388)	(216,668)	69,680	351,913

	￦	588,118	573,472	(218,997)	(279,265)	66,161	729,489

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

21.	Employee Benefits

(a) Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Expense related to post-employment benefit plans under defined contribution plans	￦	30,344	35,538	42,825

(b) Defined benefit plans

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Present value of funded obligations	￦	1,826,907	2,117,829
Fair value of plan assets (*1)		(1,714,166)	(1,997,717)
Present value of non-funded obligations		16,228	19,332

Net defined benefit liabilities	￦	128,969	139,444

(*1)

As of December 31, 2017 and 2018, the Company recognized net defined benefit assets amounting to ￦8,224 million and ￦1,489 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2) Changes in present value of defined benefit obligations for the years ended December 31, 2017 and 2018 were as follows:

	2017		2018
	(in millions of Won)
Defined benefit obligations at the beginning of period	￦	1,733,020	1,843,135
Current service costs		209,612	212,323
Interest costs		35,830	54,950
Remeasurements :		51,994	212,678
— Gain from change in financial assumptions		(50,218)	173,084
— Loss (gain) from change in demographic assumptions		15,952	526
— Others		86,260	39,068
Benefits paid		(185,220)	(189,165)
Others		(2,101)	3,240

Defined benefit obligations at the end of period	￦	1,843,135	2,137,161

3) Changes in fair value of plan assets for the years ended December 31, 2017 and 2018 were as follows:

	2017		2018
	(in millions of Won)
Fair value of plan assets at the beginning of period	￦	1,693,118	1,714,166
Interest on plan assets		45,516	50,784
Remeasurement of plan assets		(17,190)	(19,761)
Contributions to plan assets		164,828	408,326
Benefits paid		(168,643)	(163,112)
Others		(3,463)	7,314

Fair value of plan assets at the end of period	￦	1,714,166	1,997,717

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

The Company expects to make an estimated contribution of ￦408,887 million to the defined benefit plan assets in 2019.

4) The fair value of plan assets as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Equity instruments	￦	41,218	3,151
Debt instruments		367,027	692,825
Deposits		1,254,571	1,244,802
Others		51,350	56,939

	￦	1,714,166	1,997,717

5) The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Current service costs	￦	285,706	209,612	212,323
Net interest costs (*1)		1,901	(9,686)	4,166

	￦	287,607	199,926	216,489

(*1)	The actual return on plan assets amounted to ￦30,422 million, ￦28,326 million and ￦31,023 million for the years ended December 31, 2016, 2017 and 2018, respectively.

The above expenses by function were as follows:

	2016		2017	2018
	(in millions of Won)
Cost of sales	￦	161,810	131,724	150,822
Selling and administrative expenses		124,994	67,424	64,505
Others		803	778	1,162

	￦	287,607	199,926	216,489

6) Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Beginning	￦	(272,152)	(251,612)	(299,155)
Current actuarial gains (losses)		20,540	(47,543)	(173,489)

Ending	￦	(251,612)	(299,155)	(472,644)

7) The principal actuarial assumptions as of December 31, 2017 and 2018 are as follows:

	2017	2018
	(%)
Discount rate	2.70~7.75	2.24~10.03
Expected future increase in salaries(*1)	1.04~10.00	2.54~10.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 3~5 years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

8) Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
	(in millions of Won)
Discount rate	￦	(143,793)	(6.7)	166,225	7.8
Expected future increase in salaries		167,278	7.8	(147,232)	(6.9)

9) As of December 31, 2018 the maturity of the expected benefit payments are as follows:

	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
	(in millions of Won)
Benefits paid	￦	110,168	735,172	836,318	795,347	491,384	2,968,389

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

22.	Other Liabilities

Other liabilities as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Current
Due to customers for contract work	￦	782,968	641,064
Advances received		1,183,108	1,130,910
Unearned revenue		7,121	49,805
Withholdings		221,940	233,981
Firm commitment liability		12,192	24,373
Others		33,590	10,174

	￦	2,240,919	2,090,307

Non-current
Advances received		357,981	148,081
Unearned revenue		18,440	42,992
Others		10,010	59,359

	￦	386,431	250,432

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

23.	Financial Instruments

(a) Classification and fair value of financial instruments

1) The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2017 and 2018 are as follows:

①	December 31, 2017

			Fair value
	Book value		Level 1	Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	1,970	—	1,970	—	1,970
Derivatives assets held for trading		65,051	—	65,051	—	65,051
Derivative hedging instruments		3,239	—	3,239	—	3,239
Available-for-sale financial assets		1,978,115	1,080,291	17,812	880,012	1,978,115
Held-to-maturity investments		5,211	—	—	—	—
Loans and receivables (*1)
Cash and cash equivalents		2,612,530	—	—	—	—
Trade accounts and notes receivable		8,898,176	—	—	—	—
Loans and other receivables		9,099,444	—	—	—	—

	￦	22,663,736	1,080,291	88,072	880,012	2,048,375

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	￦	142,280	—	142,280	—	142,280
Derivative hedging instruments		13,230	—	13,230	—	13,230
Financial liabilities measured at amortized cost (*1)
Trade accounts and notes payable		3,477,678	—	—	—	—
Borrowings		21,063,657	—	21,217,415	—	21,217,415
Financial guarantee liabilities		88,407	—	—	—	—
Others		1,865,683	—	—	—	—

	￦	26,650,935	—	21,372,925	—	21,372,925

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

②	December 31, 2018

			Fair value
	Book value		Level 1	Level 2	Level 3	Total
	(in millions of Won)
Financial assets
Fair value through profit or loss
Derivative assets	￦	16,662	—	16,662	—	16,662
Short-term financial instruments		6,099,303	—	6,099,303	—	6,099,303
Debt securities		27,229	—	—	27,229	27,229
Other securities		338,106	1,224	5,205	331,677	338,106
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments (*2)		32,421	—	32,421	—	32,421
Fair value through other comprehensive income
Equity securities		1,238,630	891,514	—	347,116	1,238,630
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost (*1)
Cash and cash equivalents		2,643,865	—	—	—	—
Trade accounts and notes receivable		8,819,617	—	—	—	—
Other receivables		1,843,381	—	—	—	—
Debt securities		8,447	—	—	—	—
Deposit instruments		1,966,558	—	—	—	—

	￦	23,037,857	892,738	6,153,591	709,660	7,755,989

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	60,047	—	60,047	—	60,047
Derivative hedging instruments (*2)		13,710	—	13,710	—	13,710
Financial liabilities measured at amortized cost (*1)
Trade accounts and notes payable		4,035,960	—	—	—	—
Borrowings		20,209,270	—	20,377,105	—	20,377,105
Financial guarantee liabilities		68,205	—	—	—	—
Others		1,803,353	—	—	—	—

	￦	26,190,545	—	20,450,862	—	20,450,862

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow accounting which uses currency swap as hedging instrument in order to hedge the risk of changes in foreign currency which influences cash flow from borrowings.

2) Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of derivatives are measured using the derivatives instrument valuation model such as discounted cash flow method and others. Inputs of the financial instrument valuation model include forward rate, interest rate and others. It may change depending on the type of derivatives and the nature of the underlying assets.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

3) Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2018 are as follows:

	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
(in millions of Won)
Financial assets at fair value	￦	303,377	Discounted cash flows	Growth rate	0% ~ 0.5%	As growth rate increases, fair value increases
				Discount rate	6.4% ~ 13.8%	As discount rate increases, fair value decreases
		23,747	Proxy firm valuation method	Price multiples	1.085 ~ 5.245	As price multiples increases, fair value increases
		382,536	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2018 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

	Input variable	Favorable changes		Unfavorable changes
	(in millions of Won)
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	1,563	958
	Fluctuation 0.5% of discount rate		17,332	15,715

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2017 and 2018 were as follows:

	2017		2018
	(in millions of Won)
Beginning	￦	349,090	880,012
Acquisition and others		658,359	134,325
Gain (loss) on valuations of derivatives		(10,346)	(34,555)
Other comprehensive income (loss)		35,126	26,771
Impairment		(107,934)	—
Disposal and others		(44,283)	(296,893)

Ending	￦	880,012	709,660

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

4) Finance income and costs by category of financial instrument for the years ended December 31, 2016, 2017 and 2018 were as follows:

①	For the year ended December 31, 2016

	Finance income and costs								Other comprehensive income
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
	(in millions of Won)
Derivatives assets	￦	—	57,411	—	310,625	—	—	368,036	—
Available-for-sale financial assets		431	—	—	127,524	(248,404)	41,000	(79,449)	310,608
Held-to-maturity financial assets		266	—	—	—	—	38	304	—
Loans and receivables		181,778	—	140,751	(17,854)	—	(172)	304,503	—
Derivatives liabilities		—	(72,976)	—	(332,415)	—	—	(405,391)	—
Financial liabilities measured at amortized cost		(658,726)	—	(283,059)	(61)	—	(28,367)	(970,213)	—

	￦	(476,251)	(15,565)	(142,308)	87,819	(248,404)	12,499	(782,210)	310,608

② For the year ended December 31, 2017

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
	(in millions of Won)
Financial assets held for trading	￦	—	16	—	—	—	—	16	—
Derivatives assets		—	(99,942)	—	206,362	—	—	106,420	(143)
Available-for-sale financial assets		60	—	—	418,789	(123,214)	92,961	388,596	(31,389)
Held-to-maturity financial assets		236	—	—	—	—	7	243	—
Loans and receivables		212,155	—	(607,837)	(32,456)	—	(304)	(428,442)	—
Derivatives liabilities		—	(61,809)	—	(231,908)	—	—	(293,717)	—
Financial liabilities measured at amortized cost		(653,115)	—	777,935	—	—	(9,546)	115,274	—

	￦	(440,664)	(161,735)	170,098	360,787	(123,214)	83,118	(111,610)	(31,532)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

③ For the year ended December 31, 2018

	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
	(in millions of Won)
Financial assets at fair value through profit or loss	￦	140,116	(43,293)	—	11,919	3,644	112,386	—
Derivative assets		—	47,720	—	233,187	—	280,907	—
Financial assets at fair value through other comprehensive income		—	—	—	—	59,701	59,701	(149,188)
Financial assets measured at amortized cost		197,142	—	234,606	(39,970)	(370)	391,408	—
Derivative liabilities		—	8,592	—	(194,446)	—	(185,854)	(212)
Financial liabilities measured at amortized cost		(741,296)	—	(438,708)	—	(16,990)	(1,196,994)	—

	￦	(404,038)	13,019	(204,102)	10,690	45,985	(538,446)	(149,400)

(b) Credit risk

1) Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Cash and cash equivalents	￦	2,612,530	2,643,865
Derivative assets		68,290	49,083
Short-term financial instrument		5,545,667	6,099,303
Debt securities		—	37,314
Other securities		—	338,106
Financial assets held for trading		1,970	—
Available-for-sale financial assets		192,866	—
Held-to-maturity investments		5,211	—
Other receivables		2,195,466	1,845,381
Trade accounts and notes receivable		8,898,176	8,819,617
Deposit instruments		1,358,311	1,966,558

	￦	20,878,487	21,799,227

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2017 and 2018, the maximum exposure to credit risk related to the financial guarantee amounted to ￦3,135,084 million and ￦3,147,280 million, respectively.

2) Impairment losses on financial assets

The Company assesses expected credit losses by estimating the default rate based on the credit loss experience of prior periods and overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

① Allowance for doubtful accounts as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Trade accounts and notes receivable	￦	634,129	588,733
Other accounts receivable		187,706	160,729
Loans		258,957	147,980
Other assets		13,672	19,348

	￦	1,094,464	916,790

② Impairment losses on financial assets for the years ended December 31, 2017 and 2018 were as follows:

	2017		2018
	(in millions of Won)
Bad debt expenses	￦	173,694	74,781
Other bad debt expenses (*1)		100,920	81,353
Impairment loss on available-for-sale financial assets		123,214	—
Less: Recovery of allowance for other bad debt accounts		(2,743)	(18,261)
Less: Recovery of impairment loss on held-to-maturity financial assets		(20)	—

	￦	395,065	137,873

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③ The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2017 and 2018 are as follows:

	2017			2018
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
	(in millions of Won)
Not due	￦	7,736,092	65,314	8,021,110	70,418
Overdue less than 1 month		445,390	12,546	632,082	14,434
1 month – 3 months		170,682	742	226,082	4,116
3 months – 12 months		384,313	21,030	118,094	11,774
Over 12 months		1,453,785	534,497	1,148,694	487,991

	￦	10,190,262	634,129	10,146,062	588,733

④ The aging and allowance for doubtful accounts of other receivables as of December 31, 2017 and 2018 are as follows:

	2017			2018
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
	(in millions of Won)
Not due	￦	1,888,726	9,672	1,754,293	140,072
Overdue less than 1 month		235,559	35,539	100,102	4,307
1 month – 3 months		69,372	54,335	28,351	851
3 months – 12 months		96,942	64,467	59,946	12,411
Over 12 months		365,202	296,322	230,746	170,416

	￦	2,655,801	460,335	2,173,438	328,057

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

⑤ Changes in the allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Beginning	￦	999,678	977,771	1,094,464
Initial application of IFRS No. 9		—	—	107,454
Bad debt expenses		165,150	173,694	74,781
Other bad debt expenses		37,567	98,177	63,092
Others(*1)		(224,624)	(155,178)	(423,001)

Ending	￦	977,771	1,094,464	916,790

(*1)	Others for the year ended December 31, 2016, 2017 and 2018, included decreases mainly due to write-off amounting to ￦216,657 million, ￦119,964 million and ￦383,714 million, respectively.

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities are as follows:

	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
	(in millions of Won)
Trade accounts and notes payable	￦	4,035,960	4,037,863	4,006,942	30,921	—
Borrowings		20,209,270	24,319,619	12,912,399	10,452,389	954,831
Financial guarantee liabilities (*1)		68,205	3,147,280	3,147,280	—	—
Other financial liabilities		1,803,353	1,817,014	1,668,937	148,077	—

	￦	26,116,788	33,321,776	21,735,558	10,631,387	954,831

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2) Contractual maturities for derivative financial liabilities are as follows:

	Within 1 year		1 year - 5 years	After 5 years	Total
	(in millions of Won)
Currency forward	￦	11,364	34,743	—	46,107
Currency swap		1,707	5,849	4,369	11,925
Interest swap		—	1,467	—	1,467
Others		14,258	—	—	14,258

	￦	27,329	42,059	4,369	73,757

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(d) Currency risk

1) The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2017 and 2018 are as follows:

	2017			2018
	Assets		Liabilities	Assets	Liabilities
	(in millions of Won)
USD	￦	4,215,151	5,940,380	4,346,481	6,389,276
EUR		552,630	454,072	657,690	509,437
JPY		165,356	709,318	97,722	389,625
Others		220,723	117,632	259,949	142,868

2) As of December 31, 2017 and 2018, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2017 and 2018 were as follows:

	2017			2018
	10% increase		10% decrease	10% increase	10% decrease
	(in millions of Won)
USD	￦	(172,523)	172,523	(204,280)	204,280
EUR		9,856	(9,856)	14,825	(14,825)
JPY		(54,396)	54,396	(29,190)	29,190

(e) Interest rate risk

1) The carrying amount of interest-bearing financial instruments as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Fixed rate
Financial assets	￦	10,943,300	11,565,519
Financial liabilities		(11,179,635)	(11,781,701)

		(236,335)	(216,182)

Variable rate
Financial liabilities	￦	(9,977,040)	(8,522,323)

2) Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2017 and 2018, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2017 and 2018 were as follows:

	2017			2018
	1% increase		1% decrease	1% increase	1% decrease
	(in millions of Won)
Variable rate financial instruments	￦	(99,770)	99,770	(85,223)	85,223

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

24.	Share Capital and Capital Surplus

(a) Share capital as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(Share, in Won)
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2018, total shares of ADRs of 36,860,288 outstanding in overseas stock market are equivalent to 9,215,072 of common stock.

(*2)	As of December 31, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b) The changes in issued common stock for the years ended December 31, 2017 and 2018 were as follows:

	2017			2018
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
	(share)
Beginning	87,186,835	(7,189,170)	79,997,665	87,186,835	(7,187,231)	79,999,604
Disposal of treasury shares	—	1,939	1,939	—	1,528	1,528
Ending	87,186,835	(7,187,231)	79,999,604	87,186,835	(7,185,703)	80,001,132

(c) Capital surplus as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		783,914	784,047
Other capital deficit		174,282	172,135

	￦	1,422,021	1,420,007

(d) POSCO Energy Co., Ltd., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interests in the consolidated financial statements. The details of redeemable convertible preferred shares as of December 31, 2018 are as follows:

Redeemable Convertible Preferred Shares
(Share, in Won)
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	￦28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participating · Minimum dividend rate for 1~3 years : 3.98% · Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

Redeemable Convertible Preferred Shares
(Share, in Won)

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.
Details about Conversion	Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years).
Conversion price is equal to issue price per share, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as non-controlling interests in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle with a variable quantity of equity instruments.

25.	Hybrid Bonds

(a) Hybrid bonds classified as equity as of December 31, 2017 and 2018 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2017		2018
	(in millions of Won)
Hybrid bond 1-1 (*1)	—	—	—	￦	800,000	—
Hybrid bond 1-2 (*2)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(616)

				￦	996,919	199,384

(*1)	During the year ended December 31, 2018, the Company exercised the call option of the Hybrid bond.

(*2)	Details of issuance of hybrid bonds as of December 31, 2018 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
· After 10 years : return on government bond (10 years) + 1.40%
· After 10 years : additionally +0.25% according to Step-up clauses
· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holder’s preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2018 amounts to ￦479 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2017 and 2018 are as follows:

	Date of issue	Date of maturity	Interest rate (%)	2017		2018
	(in millions of Won)
Hybrid bond 1-1 (*1)	—	—	—	￦	165,000	—
Hybrid bond 1-2 (*1)	—	—	—		165,000	—
Hybrid bond 1-3 (*1)	—	—	—		30,000	—
Hybrid bond 1-4 (*2)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(429)

				￦	498,468	139,571

(*1)	During the year ended December 31, 2018, the Company exercised the call option for the Hybrid bond.

(*2)	Details of issuance of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2018 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-08-29 : 5.21%
Reset every 10 years as follows;
· After 10 years : return on government bond (10 years) + 1.55%
· After 10 years : additionally +0.25% according to Step-up clauses
· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the issuer)

Others	The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2018 amounts to ￦639 million.

26.	Reserves

(a) Reserves as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(516,528)	(670,435)
Changes in fair value of equity investments at fair value through other comprehensive income		—	(295,300)
Changes in the unrealized fair value of available-for-sale investments		230,190	—
Foreign currency translation differences		(372,166)	(417,817)
Gain or losses on valuation of derivatives		(136)	(352)
Others		(23,916)	(20,464)

	￦	(682,556)	(1,404,368)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Changes in unrealized fair value of available-for-sale investments and changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2017 and 2018 were as follows:

	2017		2018
	(in millions of Won)
Beginning balance	￦	276,143	230,190
Initial application of IFRS No. 9		—	(421,525)
Changes in unrealized fair value of equity investments		183,761	(139,226)
Reclassification upon disposal		(299,862)	45,737
Impairment of available-for-sale investments		96,083	—
Others		(25,935)	(10,476)

Ending balance	￦	230,190	(295,300)

27.	Treasury Shares

Based on the Board of Directors’ resolution, POSCO holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2017 and 2018 were as follows:

	2017			2018
	Number of shares	Amount		Number of shares	Amount
	(shares, in millions of Won)
Beginning	7,189,170	￦	1,533,468	7,187,231	￦	1,533,054
Disposal of treasury shares	(1,939)		(414)	(1,528)		(326)

Ending	7,187,231	￦	1,533,054	7,185,703	￦	1,532,728

28.	Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2016, 2017 and 2018 were as follows:

①	For the year ended December 31, 2016

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
Types of revenue
Revenue from sales of goods	￦	26,687,899	16,602,482	11,496	243,149	43,545,026
Revenue from services		102,657	24,703	50,189	2,237,129	2,414,678
Revenue from construction contract		—	—	6,474,192	23,087	6,497,279
Others		53,599	146,893	88,728	193,568	482,788

	￦	26,844,155	16,774,078	6,624,605	2,696,933	52,939,771

Timing of revenue recognition
Revenue recognized at a point in time	￦	26,741,498	16,749,375	100,224	446,667	44,037,764
Revenue recognized over time		102,657	24,703	6,524,381	2,250,266	8,902,007

	￦	26,844,155	16,774,078	6,624,605	2,696,933	52,939,771

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

②	For the year ended December 31, 2017

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
Types of revenue
Revenue from sales of goods	￦	30,064,680	20,655,267	20,368	617,394	51,357,709
Revenue from services		111,494	28,793	48,408	1,876,179	2,064,874
Revenue from construction contract		—	—	6,262,038	37,154	6,299,192
Others		54,194	118,147	87,559	205,192	465,092

	￦	30,230,368	20,802,207	6,418,373	2,735,919	60,186,867

Timing of revenue recognition
Revenue recognized at a point in time	￦	30,118,874	20,773,414	107,927	832,369	51,832,584
Revenue recognized over time		111,494	28,793	6,310,446	1,903,550	8,354,283

	￦	30,230,368	20,802,207	6,418,373	2,735,919	60,186,867

③	For the year ended December 31, 2018

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
Types of revenue
Revenue from sales of goods	￦	31,733,609	21,632,183	3,568	605,206	53,974,566
Revenue from services		583,359	611,752	63,922	2,274,606	3,533,639
Revenue from construction contract		—	—	6,860,995	272,778	7,133,773
Others		41,041	163,782	17,784	290,051	512,658

	￦	32,358,009	22,407,717	6,946,269	3,442,641	65,154,636

Timing of revenue recognition
Revenue recognized at a point in time	￦	31,774,650	21,795,965	127,182	906,120	54,603,917
Revenue recognized over time		583,359	611,752	6,819,087	2,536,521	10,550,719

	￦	32,358,009	22,407,717	6,946,269	3,442,641	65,154,636

(b)

Details of contract assets and liabilities from contracts with customers as of December 31, 2018 and January 1, 2018, the initial application date of IFRS No. 15 “Revenue from Contracts with Customers” and IFRS No. 9 “Financial Instruments”, are as follows;

	The date of initial application (January 1, 2018)		2018
	(in millions of Won)
Receivables
Account receivables	￦	8,795,470	8,819,617

Contract assets
Due from customers for contract work		647,385	737,712

Contract liabilities
Advance received		1,547,247	1,278,731
Due to customers for contract work		751,933	641,064
Unearned revenue		77,657	91,872

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

29.	Revenue – Contract Balances

(a) Details of in-progress contracts as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Accumulated cost	￦	21,404,321	26,153,452
Accumulated contract profit		1,524,208	1,848,718
Accumulated contract loss		(718,593)	(804,538)
Accumulated contract revenue		22,209,936	27,197,632

(b) Details of due from customers for contract work and due to customers for contract work as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Unbilled due from customers for contract work	￦	728,007	810,655
Due to customers for contract work		(782,968)	(641,064)

	￦	(54,961)	169,591

(c) Due to the factors causing the variation of costs for the years ended December 31, 2017 and 2018, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the years ended December 31, 2017, 2018 and future periods are as follows:

	2017		2018
	(in millions of Won)
Changes in estimated total contract costs	￦	164,812	427,812
Changes in profit before income taxes of construction contract :
- Current period		(69,656)	(38,720)
- Future periods		(6,041)	69,428

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of period. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(d) Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

30.	Selling and Administrative Expenses

(a) Other administrative expenses

Other administrative expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Wages and salaries	￦	769,589	774,900	813,467
Expenses related to post-employment benefits		200,956	78,654	73,290
Other employee benefits		176,794	159,920	176,240
Travel		40,828	39,790	40,929
Depreciation		103,442	97,261	101,274
Amortization		139,569	146,314	112,418
Communication		11,186	11,740	10,616
Electricity expenses		7,527	7,050	8,309
Taxes and public dues		78,895	72,826	71,973
Rental		82,005	69,976	69,516
Repairs		11,316	9,859	15,291
Entertainment		13,157	11,582	11,816
Advertising		86,141	119,724	106,875
Research & development		120,608	125,795	108,352
Service fees		201,129	193,387	165,938
Vehicles maintenance		10,090	8,211	8,942
Industry association fee		13,468	10,140	9,571
Conference		13,108	14,494	14,510
Increase to provisions		6,532	10,990	14,433
Others		40,050	40,493	51,995

	￦	2,126,390	2,003,106	1,985,755

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Selling expenses

Selling expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Freight and custody expenses (*1)	￦	1,342,009	1,336,969	184,675
Operating expenses for distribution center		10,315	10,503	10,614
Sales commissions		94,377	115,925	79,080
Sales advertising		5,117	3,800	4,821
Sales promotion		10,670	12,414	13,792
Sample		2,335	1,989	2,716
Sales insurance premium		31,379	36,546	37,251
Contract cost		49,480	23,061	16,992
Others		8,004	16,070	19,304

	￦	1,553,686	1,557,277	369,245

(*1)

During the year ended December 31, 2018, the Company recognized the freight expenses included in selling expenses incurred for the delivery of transportation services identified as a separate performance obligations in cost of sales.

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Administrative expenses	￦	120,608	125,795	108,352
Cost of sales		324,190	361,093	418,250

	￦	444,798	486,888	526,602

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Other operating income
Gain on disposals of assets held for sale	￦	23,112	1,180	27,171
Gain on disposals of investment in subsidiaries, associates and joint ventures		23,305	81,794	45,241
Gain on disposals of property, plant and equipment		23,826	32,145	53,139
Gain on disposals of intangible assets		671	23,391	117,139
Gain on valuation of firm commitment		—	56,301	39,028
Gain on insurance proceeds		22,400	5,878	14,034
Others (*1,2)		109,164	247,792	227,834

	￦	202,478	448,481	523,586

Other operating expenses
Impairment loss on assets held for sale	￦	(24,890)	—	(50,829)
Loss on disposals of investments in subsidiaries, associates and joint ventures		(22,499)	(19,985)	(5,226)
Loss on disposals of property, plant and equipment		(86,622)	(151,343)	(117,614)
Impairment loss on property, plant and equipment		(196,882)	(117,231)	(1,004,704)
Impairment loss on investment property		(318)	—	(51,461)
Loss on disposals of investment property		(21)	(1,966)	(9,154)
Impairment loss on intangible assets		(127,875)	(167,995)	(337,519)
Increase to provisions		(53,058)	(33,964)	(134,632)
Loss on valuation of firm commitment		—	(43,164)	(66,281)
Donations		(43,810)	(51,424)	(52,074)
Idle tangible asset expenses		(6,437)	(10,490)	(9,257)
Others (*3)		(143,083)	(93,814)	(175,711)

	￦	(705,495)	(691,376)	(2,014,462)

(*1)	During the year ended December 31, 2018, the Controlling Company recognized ￦55,306 million of tax refund upon successful appeal to tax tribunal against tax investigation as other operating income.

(*2)

The Company has recognized the refund of VAT and others amounting to ￦160,501 million as other operating income in 2017, based on the result of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits for rectification was finalized.

(*3)	During the year ended December 31, 2018, the Controlling Company recognized ￦52,997 million of additional taxes imposed for value added tax related to imported LNG as other operating expense.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Finance income
Interest income (*1)	￦	182,475	212,451	337,258
Dividend income		41,000	92,962	63,345
Gain on foreign currency transactions		1,032,552	785,616	716,060
Gain on foreign currency translations		377,723	564,016	212,443
Gain on derivatives transactions		316,524	210,727	247,513
Gain on valuations of derivatives		147,111	64,735	96,986
Gain on disposals of available-for-sale financial assets		130,830	425,684	—
Gain on valuations of financial assets at fair value through profit or loss		—	—	16,149
Others		3,765	16,476	16,216

	￦	2,231,980	2,372,667	1,705,970

Finance costs
Interest expenses	￦	(658,726)	(653,115)	(741,296)
Loss on foreign currency transactions		(1,147,192)	(756,654)	(810,857)
Loss on foreign currency translations		(405,391)	(422,880)	(321,748)
Loss on derivatives transactions		(338,314)	(236,273)	(208,772)
Loss on valuation of derivatives		(162,676)	(226,487)	(40,674)
Impairment loss on available-for-sale financial assets		(248,404)	(123,214)	—
Loss on valuations of financial assets at fair value through profit or loss		—	—	(59,442)
Others		(53,487)	(65,654)	(61,627)

	￦	(3,014,190)	(2,484,277)	(2,244,416)

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2016, 2017, and 2018 were ￦106,828 million, ￦130,710 million, and ￦197,142 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other operating expenses in the statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018 were as follows (excluding finance costs and income tax expense):

	2016		2017	2018
	(in millions of Won)
Raw material used, changes in inventories and others	￦	30,177,732	35,584,184	38,884,690
Employee benefits expenses (*2)		3,444,276	3,357,861	3,639,192
Outsourced processing cost		7,678,055	7,074,948	7,462,656
Electricity expenses		1,018,429	933,045	949,435
Depreciation (*1)		2,835,843	2,887,646	2,911,048
Amortization		378,004	409,774	356,581
Freight and custody expenses		1,342,009	1,336,969	1,414,940
Sales commissions		94,377	115,925	79,080
Loss on disposal of property, plant and equipment		86,622	151,343	117,614
Impairment loss on property, plant and equipment		196,882	117,231	1,004,704
Impairment loss on goodwill and intangible assets		127,875	167,995	337,519
Donations		43,810	51,424	52,074
Other expenses		3,448,497	4,253,625	4,445,124

	￦	50,872,411	56,441,970	61,654,657

(*1)	Includes depreciation expense of investment property.

(*2)	The details of employee benefits expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Wages and salaries	￦	3,016,488	3,105,364	3,372,831
Expenses related to post-employment benefits		427,788	252,497	266,361

	￦	3,444,276	3,357,861	3,639,192

35.	Income Taxes

(a) Income tax expense for the years ended December 31, 2016, 2017 and 2018 was as follows:

	2016		2017	2018
	(in millions of Won)
Current income taxes (*1)	￦	699,269	864,143	1,577,581
Deferred income tax due to temporary differences		(209,706)	300,037	(38,851)
Items recorded directly in equity		(110,019)	21,560	144,900

Income tax expense	￦	379,544	1,185,740	1,683,630

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return credited (charged) directly to current income taxes.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) The income taxes credited (charged) directly to equity for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in millions of Won)
Net changes in fair value of equity investments at fair value through other comprehensive income	￦	(100,550)	1,271	47,423
Remeasurements of defined benefit plans		(11,722)	22,208	56,289
Gain on sale of treasury shares		(10)	(40)	(50)
Others		2,263	(1,879)	41,238

	￦	(110,019)	21,560	144,900

(c) The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (27.5%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2016, 2017 and 2018.

	2016		2017	2018
	(in millions of Won)
Profit before income tax expense	￦	1,411,609	4,095,051	3,616,016
Income tax expense computed at statutory rate		341,148	990,540	982,287
Adjustments:
Tax credits		(30,124)	(40,757)	(32,103)
Additional Income tax expense for prior years (Over provisions from prior years)		(11,829)	(20,912)	44,336
Tax effect from tax audit		—	—	130,196
Investment in subsidiaries, associates and joint ventures		76,751	55,113	114,856
Tax effects due to permanent differences		(9,962)	4,798	64,708
Effect of tax rate change (*1)		—	175,647	—
Others (*2)		13,560	21,311	379,350

		38,396	195,200	701,343

Income tax expense	￦	379,544	1,185,740	1,683,630

Effective tax rate (%)		26.89%	28.96%	46.56%

(*1)

During the year ended December 31, 2017, the statutory rate changed from 24.2% to 27.5% for taxable income in excess of ￦300,000 million was enacted as a result of a revision to Korean tax law, which will be effective from 2018.

(*2)	Includes the effect of undeductible impairment loss related to Synthetic Natural Gas (SNG) facility for the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(d) The movements in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2018 were as follows:

	2017				2018
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts (*1)	￦	213,119	60,875	273,994	273,994	(92,851)	181,143
Reserve for technology developments		(91,960)	53,973	(37,987)	(37,987)	37,987	—
PP&E — Depreciation		(11,639)	26,280	14,641	14,641	(4,804)	9,837
Share of profit or loss of equity-accounted investees		70,259	125,783	196,042	196,042	31,552	227,594
Allowance for inventories valuation		15,651	(4,871)	10,780	10,780	(104)	10,676
PP&E — Revaluation		(1,524,149)	(304,015)	(1,828,164)	(1,828,164)	(33,548)	(1,861,712)
Prepaid expenses		19,665	335	20,000	20,000	(2,741)	17,259
PP&E — Impairment loss		5,295	245	5,540	5,540	(927)	4,613
Gain or loss on foreign currency translation		(5,957)	(42,515)	(48,472)	(48,472)	10,462	(38,010)
Defined benefit obligations		361,838	68,279	430,117	430,117	70,334	500,451
Plan assets		(355,661)	(41,960)	(397,621)	(397,621)	(66,940)	(464,561)
Provision for construction losses		997	(556)	441	441	6,964	7,405
Provision for construction warranty		24,322	4,395	28,717	28,717	41,601	70,318
Accrued income		(9,441)	(3,474)	(12,915)	(12,915)	(179)	(13,094)
Others (*1)		750,151	(55,834)	694,317	694,317	(233,026)	461,291

		(537,510)	(113,060)	(650,570)	(650,570)	(236,220)	(886,790)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income (*1)		(50,507)	1,271	(49,236)	(49,236)	206,121	156,885
Others		51,832	20,329	72,161	72,161	58,111	130,272

		1,325	21,600	22,925	22,925	264,232	287,157

Deferred tax from tax credit
Tax credit carry-forward and others		307,335	(189,303)	118,032	118,032	(2,443)	115,589
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		86,130	(17,704)	68,426	68,426	135,512	203,938

	￦	(142,720)	(298,467)	(441,187)	(441,187)	161,081	(280,106)

(*1)	These changes includes the cumulative impact of initial application of IFRS No. 15 and IFRS No. 9.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(e) Deferred tax assets and liabilities for the years ended December 31, 2017 and 2018 are as follows:

	2017				2018
	Assets		Liabilities	Net	Assets	Liabilities	Net
	(in millions of Won)
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	273,994	—	273,994	181,143	—	181,143
Reserve for technology developments		—	(37,987)	(37,987)	—	—	—
PP&E — Depreciation		59,912	(45,271)	14,641	55,354	(45,517)	9,837
Share of profit or loss of equity-accounted investees		236,637	(40,595)	196,042	278,466	(50,872)	227,594
Allowance for inventories valuation		10,780	—	10,780	10,676	—	10,676
PP&E — Revaluation		—	(1,828,164)	(1,828,164)	—	(1,861,712)	(1,861,712)
Prepaid expenses		20,000	—	20,000	17,259	—	17,259
PP&E — Impairment loss		5,639	(99)	5,540	5,240	(627)	4,613
Gain or loss on foreign currency translation		113,760	(162,232)	(48,472)	121,797	(159,807)	(38,010)
Defined benefit obligations		430,117	—	430,117	500,451	—	500,451
Plan assets		—	(397,621)	(397,621)	—	(464,561)	(464,561)
Provision for construction losses		441	—	441	7,405	—	7,405
Provision for construction warranty		28,717	—	28,717	70,318	—	70,318
Accrued income		—	(12,915)	(12,915)	—	(13,094)	(13,094)
Others		746,367	(52,050)	694,317	857,583	(396,292)	461,291

		1,926,364	(2,576,934)	(650,570)	2,105,692	(2,992,482)	(886,790)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		110,865	(160,101)	(49,236)	247,921	(91,036)	156,885
Others		92,981	(20,820)	72,161	153,609	(23,337)	130,272

		203,846	(180,921)	22,925	401,530	(114,373)	287,157

Deferred tax from tax credit
Tax credit carry-forward and others		118,032	—	118,032	115,589	—	115,589
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		563,406	(494,980)	68,426	547,662	(343,724)	203,938

	￦	2,811,648	(3,252,835)	(441,187)	3,170,473	(3,450,579)	(280,106)

(f) As of December 31, 2018, the Company did not recognize income tax effects associated with deductible temporary differences of ￦5,590,698 million mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2018, the Company did not recognize income tax effects associated with taxable temporary differences of ￦4,873,232 million mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

36.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
	(in Won, except per share information)
Profit attribute to controlling interest	￦	1,354,806,734,940	2,756,230,487,872	1,711,901,875,666
Interests of hybrid bonds		(33,225,163,081)	(33,048,799,997)	(17,720,986,299)
Weighted-average number of common shares outstanding (*1)		79,996,389	79,998,600	80,000,606

Basic and diluted earnings per share	￦	16,521	34,040	21,177

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	2016	2017	2018
	(shares)
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,446)	(7,188,235)	(7,186,229)

Weighted-average number of common shares outstanding	79,996,389	79,998,600	80,000,606

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2016, 2017 and 2018, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

37.	Related Party Transactions

(a) Significant transactions between the controlling company and related companies for the years ended December 31, 2016, 2017 and 2018 were as follows:

1) For the year ended December 31, 2016

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

2) For the year ended December 31, 2017

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	3,328	71	—	151,639	32	18,352
POSCO Processing & Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		417,369	3,533	—	—	8,483	106
POSCO ICT (*3)		1,697	5,097	—	315,748	29,773	183,226
eNtoB Corporation		1	30	330,921	8,215	139	26,023
POSCO CHEMTECH		359,862	33,076	479,896	23,043	296,296	6,860
POSCO ENERGY CO., LTD.		179,966	1,456	—	—	—	2
POSCO DAEWOO Corporation		5,214,127	35,182	550,258	221	44,108	1,948
POSCO Thainox Public Company Limited		218,005	9,780	10,168	—	—	—
POSCO America Corporation		345,225	—	90	—	—	1,776
POSCO Canada Ltd.		439	690	278,915	—	—	—
POSCO Asia Co., Ltd.		1,949,354	1,454	365,025	337	1,625	4,982
Qingdao Pohang Stainless Steel Co., Ltd.		161,803	—	—	—	—	176
POSCO JAPAN Co., Ltd.		1,436,159	20	26,256	621	—	44,829
POSCO-VIETNAM Co., Ltd.		212,883	—	—	—	—	7
POSCO MEXICO S.A. DE C.V.		276,387	—	—	—	—	1,749
POSCO Maharashtra Steel Private Limited		467,206	—	—	—	—	65
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		192,467	—	—	—	—	—
Others		932,048	10,073	262,828	25,270	240,687	118,665

		12,667,107	100,463	2,417,985	529,689	629,452	409,170

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		2,947	112	5,487	300,041	20,718	19,763
SNNC		6,734	712	554,151	—	—	4
POSCO-SAMSUNG-Slovakia Processing Center		52,779	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	697,096	—	—	—
CSP — Compania Siderurgica do Pecem		7,384	—	159,501	—	—	—
Others		14,943	52,583	79,103	—	—	3

		84,787	53,407	1,495,338	300,041	20,718	19,770

	￦	12,751,894	153,870	3,913,323	829,730	650,170	428,940

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

3) For the year ended December 31, 2018

	Sales and others (*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
	(in millions of Won)
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	7,827	97	—	322,924	47	36,428
POSCO COATED & COLOR STEEL Co., Ltd.		476,105	2,725	—	—	9,211	1,434
POSCO ICT (*4)		2,624	7,479	—	341,472	34,376	196,252
eNtoB Corporation		12	60	377,198	27,508	390	31,455
POSCO CHEMTECH		417,957	35,762	531,452	21,730	319,868	2,802
POSCO ENERGY CO., LTD.		206,638	1,445	—	—	—	—
POSCO DAEWOO Corporation		5,835,226	42,888	690,345	—	57,624	4,318
POSCO Thainox Public Company Limited		299,450	5,335	10,115	—	—	71
POSCO America Corporation		336,366	—	—	—	—	2,486
POSCO Canada Ltd.		—	2,155	300,982	—	—	—
POSCO Asia Co., Ltd.		1,857,665	253	536,280	650	2,449	6,524
Qingdao Pohang Stainless Steel Co., Ltd.		188,252	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,353,313	6	25,773	4,204	—	5,411
POSCO-VIETNAM Co., Ltd.		273,573	156	—	—	—	8
POSCO MEXICO S.A. DE C.V.		299,276	17	—	—	—	35
POSCO Maharashtra Steel Private Limited		563,618	584	—	—	—	156
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		196,095	—	2,616	—	—	5
Others (*5)		1,158,122	44,098	456,804	31,787	264,060	140,869

		13,472,119	143,067	2,931,565	750,275	688,025	428,288

Associates and joint ventures (*3)
POSCO PLANTEC Co., Ltd.		10,904	240	3,166	215,023	24,192	10,257
SNNC		5,105	4,108	558,425	—	—	80
POSCO-SAMSUNG-Slovakia Processing Center		61,981	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	810,196	—	—	—
Others		14,199	54,747	64,335	—	—	6

		92,189	59,095	1,436,122	215,023	24,192	10,343

	￦	13,564,308	202,162	4,367,687	965,298	712,217	438,631

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

(*3)	As of December 31, 2018, the Company provided guarantees to related parties (Note 38).

(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(*5)

During the year ended December 31, 2018, the Company made loans of ￦2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of December 31, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) The related account balances of significant transactions between the controlling company and related companies as of December 31, 2017 and 2018 are as follows:

1) December 31, 2017

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

2) December 31, 2018

	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
	(in millions of Won)
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMTECH		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO DAEWOO Corporation		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,275	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,677	34,879	—	83,556

	￦	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(c) Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2016, 2017 and 2018 were as follows:

1) December 31, 2016

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
SeAH Changwon integrated Special Steel	￦	16,294	—	22,029	—
POSCO PLANTEC Co., Ltd.		21,659	5	3,335	5,912
New Songdo International City Development, LLC		226,042	—	—	14
SNNC		29,330	—	21,479	9,494
Posco e&c Songdo International Building		4,245	—	—	16,219
Chun-cheon Energy Co., Ltd		288,307	—	—	—
Noeul Green Energy		107,268	—	—	—
Incheon-Gimpo Expressway Co., Ltd.		102,183	—	—	—
VSC POSCO Steel Corporation		43,650	47	479	—
USS-POSCO Industries		287,072	—	1,195	—
CSP — Compania Siderurgica do Pecem		157,814	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		61,844	—	57,179	—
LLP POSUK Titanium		—	—	14,575	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	24,365	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		15,759	—	—	—
PT. Batutua Tembaga Raya		—	—	13,079	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		31,711	—	65	—
Zhangjiagang Pohang Refractories Co., Ltd.		250	14	364	2,472
Sebang Steel		—	—	26,276	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		157,886	—	3,535	—
DMSA/AMSA		—	—	72,582	—
South-East Asia Gas Pipeline Company Ltd.		—	87,973	—	—
Others		195,139	11,184	16,664	1,801

	￦	1,746,453	99,223	277,201	35,912

2) December 31, 2017

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	19,513	—	98	8,113
New Songdo International City Development, LLC		223,567	13,207	—	49
SNNC		26,288	—	3,578	17,985
Chun-cheon Energy Co., Ltd		42,147	—	—	—
Noeul Green Energy		11,863	—	—	2,178
VSC POSCO Steel Corporation		19,404	—	188	—
USS-POSCO Industries		26,899	107	2,222	—
CSP — Compania Siderurgica do Pecem		241,299	—	101,018	21,154
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		38,484	—	47,241	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		4	—	20,145	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		20,004	—	—	—
PT. Batutua Tembaga Raya		—	—	21,024	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		34,088	—	192	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	87	1,632
Sebang Steel		441	—	23,778	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	99	47,092	—
South-East Asia Gas Pipeline Company Ltd.		—	62,423	—	—
Others		272,107	43,126	19,520	19,483

	￦	1,019,872	118,962	290,155	70,594

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

3) December 31, 2018

	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	19,394	—	83	24,103
New Songdo International City Development, LLC		30,997	53,316	—	97
SNNC		66,075	128	2,395	71,421
Chun-cheon Energy Co., Ltd		25,693	—	—	—
Noeul Green Energy		6,444	—	—	587
VSC POSCO Steel Corporation		12,504	—	2,314	—
USS-POSCO Industries		—	—	2,595	—
CSP — Compania Siderurgica do Pecem		239,922	9,678	346,602	26,324
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		46,538	—	62,851	—
LLP POSUK Titanium		—	—	944	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	10,572	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		12,244	—	—	—
PT. Batutua Tembaga Raya		—	168	15,663	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		30,417	—	249	—
Sebang Steel		—	—	13,571	—
DMSA/AMSA		—	—	46,293	—
South-East Asia Gas Pipeline Company Ltd.		—	50,789	—	—
Others		359,124	62,375	19,192	50,918

	￦	849,352	176,454	523,324	173,450

(d) The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2017 and December 31, 2018 are as follows:

1) December 31, 2017

	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	2,287	—	5	2,292	3,442	5,595	9,037
New Songdo International City Development, LLC		484,038	282,775	1,696	768,509	—	7,146	7,146
Chun-cheon Energy Co., Ltd		—	—	21	21	—	9,617	9,617
Nickel Mining Company SAS		—	59,668	118	59,786	—	—	—
CSP — Compania Siderurgica do Pecem		380,180	—	13,443	393,623	—	29,700	29,700
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,108	5,357	6	7,471	2,449	—	2,449
PT. Batutua Tembaga Raya		24	29,048	—	29,072	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		8,067	5,357	32	13,456	107	—	107
DMSA/AMSA		—	69,713	4,443	74,156	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	229,880	—	229,880	—	—	—
Others		135,128	134,506	6,889	276,523	1,873	2,531	4,404

	￦	1,011,832	816,304	26,653	1,854,789	7,871	54,589	62,460

(*1)	As of December 31, 2017, the Company recognizes bad-debt allowance for receivables amounting to ￦4,217 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

2) December 31, 2018

	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
	(in millions of Won)
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	3,593	—	6	3,599	6,160	217	6,377
New Songdo International City Development, LLC		233,157	—	—	233,157	—	—	—
Chun-cheon Energy Co., Ltd		—	—	—	—	—	1,758	1,758
POSPower Co., Ltd		13,703	—	—	13,703	—	66,856	66,856
Nickel Mining Company SAS		—	59,664	118	59,782	—	—	—
CSP — Compania Siderurgica do Pecem		364,190	—	9,669	373,859	62,578	—	62,578
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,836	—	—	10,836	2,101	—	2,101
PT. Batutua Tembaga Raya		—	35,100	171	35,271	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,274	3,354	27	9,655	66	—	66
DMSA/AMSA		—	64,297	—	64,297	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	191,107	—	191,107	—	—	—
Others		75,382	136,117	13,071	224,570	7,768	5,363	13,131

	￦	707,135	489,639	23,062	1,219,836	78,673	74,194	152,867

(*1)	As of December 31, 2018, the Company recognizes bad-debt allowance for receivables amounting to ￦102,694 million.

(e) Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2017 and 2018 were as follows:

1) December 31, 2017

	Beginning		Lend	Collect	Others(*4)	Ending
	(in millions of Won)
Associates and joint ventures
METAPOLIS Co., Ltd.(*1)	￦	13,270	—	—	(13,270)	—
New Songdo International City Development, LLC		—	484,644	(201,869)	—	282,775
GALE International Korea, LLC		—	2,000	—	—	2,000
DMSA/AMSA(*2)		90,638	2,956	—	(23,881)	69,713
South-East Asia Gas Pipeline Company Ltd.		276,605	28,967	(46,252)	(29,440)	229,880
PT. Batutua Tembaga Raya		38,120	—	—	(9,072)	29,048
PT. Tanggamus Electric Power		3,606	—	—	(409)	3,197
PT. Wampu Electric Power		5,761	—	—	(654)	5,107
PT. POSMI Steel Indonesia		4,834	—	—	(548)	4,286
Nickel Mining Company SAS		60,425	—	—	(757)	59,668
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.(*1)		60,425	—	—	(60,425)	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(713)	5,357
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(823)	6,428
Hamparan Mulya		3,626	—	(3,626)	—	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		8,460	—	(2,262)	(841)	5,357
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,251	—	(1,142)	319	6,428
AMCI (WA) PTY LTD		91,775	4,327	—	(4,041)	92,061
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD(*3)		—	—	—	5,357	5,357
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD(*3)		—	—	—	8,571	8,571
SAMHWAN VINA CO., LTD(*3)		—	—	—	1,071	1,071

	￦	684,132	522,894	(261,166)	(129,556)	816,304

(*1)	During the year ended December 31, 2017, it was excluded from associates.

(*2)	During the year ended December 31, 2017, loans amounting to ￦13,712 million have been converted to shares of DMSA/AMSA, and its amount is included in others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(*3)	During the year ended December 31, 2017, it was newly classified to associates and joint ventures.

(*4)	Includes adjustments of foreign currency translation differences and others.

2) December 31, 2018

	Beginning		Lend	Collect	Others(*2)	Ending
	(in millions of Won)
Associates and joint ventures
New Songdo International City Development, LLC	￦	282,775	150	(252,759)	(30,166)	—
GALE International Korea, LLC		2,000	8,500	(10,500)	—	—
UITrans LRT Co., Ltd.		—	5,695	—	—	5,695
DMSA/AMSA(*1)		69,713	9,965	(342)	(15,039)	64,297
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(47,569)	8,796	191,107
PT. Batutua Tembaga Raya		29,048	4,678	—	1,374	35,100
PT. Tanggamus Electric Power		3,197	—	—	1,226	4,423
PT. Wampu Electric Power		5,107	—	—	223	5,330
PT. POSMI Steel Indonesia		4,286	—	(2,200)	150	2,236
Nickel Mining Company SAS		59,668	—	—	(4)	59,664
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	281	6,709
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		5,357	4,451	(6,454)	—	3,354
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	281	6,709
AMCI (WA) PTY LTD		92,061	3,795	—	(5,376)	90,480
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,357	5,564	(5,357)	26	5,590
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,571	8,902	(8,571)	43	8,945
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	￦	816,304	51,700	(340,180)	(38,185)	489,639

(*1)	During the year ended December 31, 2018, loans amounting to ￦17,559 million have been converted to shares of DMSA/AMSA, and its amount is included in others.

(*2)	Includes adjustments of foreign currency translation differences and others.

(f) For the years ended December 31, 2016, 2017 and 2018, details of compensation to key management officers were as follows:

	2016		2017	2018
	(in millions of Won)
Short-term benefits	￦	90,916	112,688	115,618
Long-term benefits		17,905	8,632	13,400
Retirement benefits		17,870	20,422	21,658

	￦	126,691	141,742	150,676

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

As of December 31, 2016, 2017 and 2018

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

(b) Details of guarantees

Contingent liabilities on outstanding guarantees and others provided by the Company as of December 31, 2018 are as follows.

			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC and others	USD	100,000,000	111,810	100,000,000	111,810
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	163,832	131,874,750	147,449
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co., Ltd. (SPC)	THB	5,501,000,000	188,959	5,501,000,000	188,959
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	506,853,000	566,712	168,397,800	188,285
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	178,896	160,000,000	178,896
	POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea and others	USD	354,351,050	396,200	274,570,077	306,996
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	174,424	156,000,000	174,424
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,509,770	1,097,236,405	1,226,821
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	196,017,000	219,167	196,017,000	219,167
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	47,600,000	53,222	47,600,000	53,222
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,383	14,652,750	16,383
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	149,400,000	167,044	77,990,903	87,203
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	125,125,000	139,902	125,125,000	139,902
		KEB Hana Bank	IDR	150,000,000,000	11,520	150,000,000,000	11,520

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
	Golden Lace DAEWOO Company Limited	Shinhan Bank	USD	9,000,000	10,063	6,000,000	6,708
	POSCO DAEWOO CHINA CO., LTD	Mizuho	USD	8,000,000	8,945	7,290,000	8,151
	Songdo Posco family Housing	SHINYOUNG SECURITIES CO., LTD.	KRW	10,000	10,000	—	—
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	47,000,000	52,551	47,000,000	52,551
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori bank and others	USD	148,000,000	165,479	142,000,000	158,770
	POSCO Engineering and Construction India Private Limited	Woori bank	USD	2,100,000	2,348	2,100,000	2,348
		KEB Hana Bank	INR	104,000,000	1,663	9,000,000	144
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	10,900,000	12,187	10,900,000	12,187
	Daewoo Global Development. Pte., Ltd	SMBC and others	USD	163,633,000	182,958	163,633,000	182,958
	Songdo Posco family Housing	SHINYOUNG SECURITIES CO., LTD.	KRW	10,000	10,000	—	—
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,677	1,500,000	1,677
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	POSCO Asia Co., Ltd.	USD	15,200,000	16,995	14,400,000	16,101
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	15,639	13,986,947	15,639
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	216,800	121,231,918	135,549
POSCO Asia Co., Ltd.	POSCO SINGAPORE LNG TRADING PTE. LTD.	SMBC	USD	40,000,000	44,724	40,000,000	44,724

[Associates and joint ventures]
POSCO	CSP — Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	469,602	392,956,955	439,365
		BNDES	BRL	464,060,000	133,686	462,554,370	133,253

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
	LLP POSUK Titanium	SMBC	USD	15,000,000	16,772	15,000,000	16,772
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	58,841	46,000,000	58,841
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	9,196	8,225,000	9,196
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	440,000	440,000	432,000	432,000
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	3,766	3,766
	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	11,600	11,600	941	941
	Pohang E&E Co., Ltd	Heungkuk Life Insurance Co., Ltd.	KRW	6,500	6,500	—	—
	JB CLARK HILLS	Korea Investment & Securities Co., Ltd.	KRW	40,000	40,000	30,000	30,000
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,274	791,667	885
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank	USD	780,000	872	780,000	872

[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	97,580	12,030,434	13,451
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO., LTD and others	Others	KRW	1,524,314	1,524,314	545,893	545,893
POSCO ICT	SMS Energy and others	KEB Hana Bank and others	KRW	78,791	78,791	60,519	60,519
	Hyochun CO., LTD	KYOBO SECURITIES CO., LTD.	KRW	39,575	39,575	39,575	39,575
	BTL Enterprise and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,165,352	1,165,352	1,165,352	1,165,352
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori bank and others	AUD	26,147,711	20,599	26,147,711	20,599

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	(in millions of Won)
			USD	4,492,463,974	5,023,024	3,549,290,606	3,968,462
			KRW	3,522,872	3,522,872	2,454,046	2,454,046
			IDR	150,000,000,000	11,520	150,000,000,000	11,520
			INR	104,000,000	1,663	9,000,000	144
			THB	5,501,000,000	188,959	5,501,000,000	188,959
			EUR	46,000,000	58,841	46,000,000	58,841
			AUD	26,147,711	20,599	26,147,711	20,599
			BRL	464,060,000	133,686	462,554,370	133,253

(c) POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦395,162 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ￦179,619 million as of December 31, 2018.

(d) Other commitments

Details of other commitments of the Company as of December 31, 2018 are as follows:

Company	Description
POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2018, 100 million tons of iron ore and 14 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO entered into consecutive voyage charter (CVC) contract for the transportation of raw materials. As of December 31, 2018, there are 38 vessels under contract and the average remaining contract period is about 10 years. During the year ended December 31, 2018, the freight expenses related to the CVC contract is USD 668 million.

As of December 31, 2018, POSCO entered into a commitment with KOREA ENERGY AGENCY for long- term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

Company	Description

POSCO provides a supplementary fund of up to ￦9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

POSCO provides a supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, at the request of creditors. On November 2018, creditors sued the company for subrogation based on a supplemental funding agreement. POSCO recognized the provision based on the estimate of the amount and the possibility of any outflows of resources due to the litigation.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,517 million and uses USD 763 million with Woori Bank and others.
POSCO ICT	As of December 31, 2018, in relation to contract enforcement, POSCO ICT was provided with ￦131,117 million, ￦8,939 million and ￦305 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

(e) Litigation in progress

As of December 31, 2018, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

Company	Legal actions	Claim amount		Won equivalent	Description
	(in millions of Won, in thousands of foreign currencies)
POSCO	27	KRW	75,218	75,218	Lawsuit on claim for employee right and others(*1)
POSCO DAEWOO Corporation	1	CAD	79,000	64,808	Lawsuit on claim for damages
	3	INR	4,518,694	72,254	Lawsuit on claim for payment on guarantees and others(*1)
	10	KRW	20,049	20,049	Litigation for confirmation of deposit bond and others
	5	USD	28,763	32,160	Lawsuit on claim for damages and others
	1	PKR	124,775	1,003	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION., LTD.	120	KRW	442,812	442,812	Lawsuit on claim for damages and others(*1)
POSCO ICT	1	BRL	10,182	2,933	Lawsuit on revocation of claim for damage
	11	KRW	6,452	6,452	Lawsuit on claim for damages and others
	1	USD	1,881	2,103	Lawsuit on claim for damages
POSCO A&C	8	KRW	2,752	2,752	Lawsuit on claim for payment on construction and others
POSCO ENERGY CO., LTD.	3	KRW	3,039	3,039	Lawsuit on claim for damages and others
POSCO E&C CHINA CO., LTD.	3	CNY	44,446	7,234	Lawsuit over contract dispute and others
POSCO COATED & COLOR STEEL Co., Ltd.	1	KRW	1,400	1,400	Lawsuit on claim for payment
POSCO ENGINEERING (THAILAND) CO., LTD.	2	THB	509,191	17,491	Lawsuit on claim for payment on construction and others
PT. KRAKATAU POSCO	1	IDR	211,407,872	16,236	Lawsuit on claim for payment on construction
POSCO E&C Vietnam Co., Ltd.	1	USD	3,894	4,354	Lawsuit on claim for payment on construction
POSCO-China Qingdao Processing Center Co., Ltd.	2	CNY	6,774	1,103	Lawsuit over contract dispute and others
POSCO-Malaysia SDN. BHD.	1	MYR	—	—	Lawsuit on claim for infringement of right

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

Company	Legal actions	Claim amount		Won equivalent	Description
	(in millions of Won, in thousands of foreign currencies)
Pos-Sea Pte Ltd	1	USD	12,051	13,474	Lawsuit over contract dispute
POSCO INDIA HOLDINGS PRIVATE LIMITED	1	INR	220,000	3,518	Lawsuit over contract dispute
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	8	TRY	102	22	Lawsuit over industrial accidents and others
POSCO India Steel Distribution Center Private Ltd.	1	INR	223,795	3,578	Lawsuit on claim for tax restitution
POSCO(Dalian) IT Center Development Co., Ltd.	1	CNY	4,240	690	Lawsuit over contract dispute
Brazil Sao Paulo Steel Processing Center	3	BRL	4,671	1,346	Lawsuit on claim for labor and others
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	148	BRL	156,011	44,944	Lawsuit on claim for payment on construction and others
POSCO ASSAN TST STEEL INDUSTRY	1	TRY	4,870	1,027	Lawsuit on compensation
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	1	KRW	3,305	3,305	Lawsuit on claim for payment

(*1)	The Company made a reliable estimate in 122 lawsuits by considering the possibility and amount of outflow of resources and recognized ￦50,888 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2018 for the matters.

39.	Additional Information of Cash Flow Statements

(a) Changes in operating assets and liabilities for the years ended December 31, 2016, 2017 and 2018 were as follows:

	IFRS
	2016	2017	2018
	(in millions of Won)
Trade accounts and notes receivable	￦273,419	63,075	17,806
Other receivables	191,591	113,740	(20,786)
Inventories	(889,998)	(1,435,170)	(1,451,009)
Other current assets	(287,377)	110,688	1,118
Other non-current assets	33,584	12,455	5,974
Trade accounts and notes payable	769,337	(607,999)	379,742
Other payables	(179,174)	(26,922)	(111,893)
Other current liabilities	2,490	338,273	(199,981)
Provisions	(124,884)	(145,763)	(116,790)
Payments of severance benefits	(278,278)	(185,220)	(189,165)
Plan assets	(138,854)	3,815	(245,214)
Other non-current liabilities	223,574	(82,605)	(175,528)

	￦(404,570)	(1,841,633)	(2,105,726)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Changes in liabilities arising from financial activities for the year ended December 31, 2017 and 2018 were as follows:

1) December 31, 2017

	Liabilities				Derivatives that hedge borrowings
	Short-term borrowings	Long-term borrowings	Dividend payable	Finance lease liabilities
	(in millions of Won)
Beginning	￦7,979,727	14,725,271	7,770	114,409	(52,373)
Changes from financing cash flows	558,083	(1,410,033)	(931,232)	(10,536)	—
Changes arising from obtaining or losing control of subsidiaries or other business	(12,469)	3,299	—	—	—
The effect of changes in foreign exchange rates	(350,523)	(435,170)	—	(10,855)	—
Changes in fair values	—	—	—	—	171,693
Other changes:
Decrease in retained earnings	—	—	863,579	—	—
Decrease in non-controlling interest	—	—	67,096	—	—
Amortization of discount on debentures issued	—	5,472	—	—	—

Ending	￦8,174,818	12,888,839	7,213	93,018	119,320

2) December 31, 2018

	Liabilities				Derivatives that hedge borrowings
	Short-term borrowings	Long-term borrowings	Dividend payable	Finance lease liabilities
	(in millions of Won)
Beginning	￦8,174,818	12,888,839	7,213	93,018	119,320
Changes from financing cash flows	(854,554)	(373,862)	(770,099)	(14,955)	(17,237)
Changes arising from obtaining or losing control of subsidiaries or other business	(342)	—	—	—	—
The effect of changes in foreign exchange rates	167,858	200,308	(5,573)	(7,766)	—
Changes in fair values	—	—	—	—	(58,666)
Other changes:					—
Decrease in retained earnings	—	—	704,444	—	—
Decrease in non-controlling interest	—	—	72,688	—	—
Amortization of discount on debentures issued	—	6,205	—	—	—
Increase in finance lease assets	—	—	—	24,457	—

Ending	￦7,487,780	12,721,490	8,673	94,754	43,417

40.	Operating Segments and Geographic Information

(a) The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same for all periods presented.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

(b) Information about reportable segments as of and for the years ended December 31, 2016, 2017 and 2018 were as follows:

1) As of and for the year ended December 31, 2016

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	26,844,154	16,774,078	6,768,348	2,696,933	53,083,513
Internal revenues		16,062,016	9,646,026	713,703	2,379,945	28,801,690
Including inter segment revenue		8,992,783	5,296,847	557,526	2,285,128	17,132,284
Total revenues		42,906,170	26,420,104	7,482,051	5,076,878	81,885,203
Interest income		126,210	40,424	65,256	13,564	245,454
Interest expenses		(459,345)	(70,841)	(102,292)	(126,523)	(759,001)
Depreciation and amortization		(2,788,535)	(165,863)	(57,719)	(264,299)	(3,276,416)
Impairment loss on property, plant and equipment and others		(99,165)	(45,995)	(9,426)	(88,696)	(243,282)
Impairment loss on available-for-sale financial assets		(225,225)	(28,988)	(35,331)	(24,902)	(314,446)
Share of profit or loss of
investment in associates and joint ventures		(211,084)	(53,586)	(283,833)	(6,369)	(554,872)
Income tax expense		(495,874)	(18,629)	107,520	(56,026)	(463,009)
Segment profit (loss)		1,511,383	53,244	(1,403,712)	(25,889)	135,026
Segment assets		69,914,939	13,580,179	9,501,046	8,529,600	101,525,764
Investment in subsidiaries, associates and joint ventures		16,109,360	1,100,973	795,445	1,200,295	19,206,073
Acquisition of non-current assets		2,334,842	249,597	25,533	191,715	2,801,687
Segment liabilities		20,292,764	10,134,170	6,780,380	4,709,689	41,917,003

2) As of and for the year ended December 31, 2017

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	30,230,368	20,802,207	6,886,606	2,735,919	60,655,100
Internal revenues		17,381,010	14,075,996	398,924	2,548,674	34,404,604
Including inter segment revenue		12,004,614	8,043,643	329,215	2,446,029	22,823,501
Total revenues		47,611,378	34,878,203	7,285,530	5,284,593	95,059,704
Interest income		128,827	32,799	100,922	17,940	280,488
Interest expenses		(422,357)	(121,967)	(112,983)	(100,656)	(757,963)
Depreciation and amortization		(2,856,133)	(206,490)	(42,123)	(255,620)	(3,360,366)
Impairment loss on property, plant and equipment and others		(149,840)	(140,839)	(37,476)	(8,564)	(336,719)
Impairment loss on available-for-sale financial assets		(95,261)	—	(18,637)	(13,421)	(127,319)
Share of profit or loss of investment in associates and joint ventures		8,352	—	(8,555)	(1,518)	(1,721)
Income tax expense		(977,853)	(109,710)	(109,961)	(77,172)	(1,274,696)
Segment profit		2,790,855	112,661	24,545	232,700	3,160,761
Segment assets		70,017,816	14,139,098	8,609,753	8,776,090	101,542,757
Investment in subsidiaries, associates and joint ventures		16,116,654	1,134,798	668,392	1,193,895	19,113,739
Acquisition of non-current assets		2,033,184	286,185	99,190	251,665	2,670,224
Segment liabilities		19,057,249	10,386,294	5,744,693	4,620,902	39,809,138

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

3) As of and for the year ended December 31, 2018

	Steel		Trading	Construction	Others	Total
	(in millions of Won)
External revenues	￦	32,358,009	22,407,717	6,769,410	3,442,641	64,977,777
Internal revenues		18,063,213	15,911,138	551,324	2,755,176	37,280,851
Including inter segment revenue		12,496,287	8,743,666	465,057	2,639,561	24,344,571
Total revenues		50,421,222	38,318,855	7,320,734	6,197,817	102,258,628
Interest income		199,016	36,437	115,019	23,454	373,926
Interest expenses		(468,681)	(189,165)	(111,101)	(94,613)	(863,560)
Depreciation and amortization		(2,812,666)	(210,493)	(36,840)	(265,416)	(3,325,415)
Impairment loss on property, plant and equipment and others		(1,057,474)	(86,085)	(82,521)	(117,280)	(1,343,360)
Share of profit or loss of investment in associates and joint ventures		(733,879)	(160,085)	(155,371)	—	(1,049,335)
Income tax expense		(1,307,292)	(52,914)	(238,441)	(65,611)	(1,664,258)
Segment profit		1,268,313	49,264	234	13,608	1,331,419
Segment assets		70,976,493	15,550,854	7,333,221	8,017,433	101,878,001
Investment in subsidiaries, associates and joint ventures		16,099,692	1,379,045	511,230	932,107	18,922,074
Acquisition of non-current assets		2,239,467	132,017	49,095	232,281	2,652,860
Segment liabilities		20,289,037	11,454,079	4,386,852	4,134,352	40,264,320

(c) Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

	2016		2017	2018
	(in millions of Won)
Total revenue for reportable segments	￦	81,885,203	95,059,704	102,258,628
Elimination of inter-segment revenue		(28,801,690)	(34,404,604)	(37,280,851)
Basis difference(*2)		(143,742)	(468,233)	176,859

	￦	52,939,771	60,186,867	65,154,636

2) Profit

	2016		2017	2018
	(in millions of Won)
Total profit (loss) for reportable segments	￦	135,026	3,160,761	1,331,419
Goodwill and corporate FV adjustments		(123,110)	(84,370)	(77,756)
Elimination of inter-segment profits		1,036,253	(102,922)	638,401
Income tax expense		384,685	1,206,223	1,670,757
Basis difference(*2)		(21,245)	(84,641)	53,195

Profit before income tax expense	￦	1,411,609	4,095,051	3,616,016

3) Assets

	2017		2018
	(in millions of Won)
Total assets for reportable segments(*1)	￦	101,542,757	101,878,001
Equity-accounted investees		(15,555,972)	(15,272,243)
Goodwill and corporate FV adjustments		3,368,333	2,722,115
Elimination of inter-segment assets		(10,330,159)	(11,079,608)
Basis difference(*2)		760,670	528,726

	￦	79,785,629	78,776,991

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

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

4) Liabilities

	2017		2018
	(in millions of Won)
Total liabilities for reportable segments	￦	39,809,138	40,264,320
Corporate FV adjustments		483,693	321,320
Elimination of inter-segment liabilities		(8,731,880)	(9,096,926)
Basis difference(*2)		897,953	615,663

	￦	32,458,904	32,104,377

5) Other significant items

a) December 31, 2016

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
	(in millions of Won)
Interest income	￦	245,454	—	(62,979)	—	182,475
Interest expenses		(759,001)	(807)	101,082	—	(658,726)
Depreciation and amortization		(3,276,416)	(104,949)	167,518	—	(3,213,847)
Share of profit or loss of investment in associates		(554,872)	(38,732)	504,927	—	(88,677)
Income tax expense		(463,009)	21,945	56,379	5,141	(379,544)
Impairment loss on property, plant and equipment and others		(243,282)	—	(125,657)	—	(368,939)
Impairment loss on available-for-sale financial assets		(314,446)	—	66,042	—	(248,404)

	￦	(5,365,572)	(122,543)	707,312	5,141	(4,775,662)

b) December 31, 2017

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
	(in millions of Won)
Interest income	￦	280,488	—	(68,037)	—	212,451
Interest expenses		(757,963)	1,304	103,544	—	(653,115)
Depreciation and amortization		(3,360,366)	(106,195)	169,141	—	(3,297,420)
Share of profit or loss of investment in associates		(1,721)	—	12,261	—	10,540
Income tax expense		(1,274,696)	21,270	47,203	20,483	(1,185,740)
Impairment loss on property, plant and equipment and others		(336,719)	(867)	34,619	—	(302,967)
Impairment loss on available-for-sale financial assets		(127,319)	—	4,105	—	(123,214)

	￦	(5,578,296)	(84,488)	302,836	20,483	(5,339,465)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016, 2017 and 2018

c) December 31, 2018

	Total segment		Corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
	(in millions of Won)
Interest income	￦	373,926	—	(36,668)	—	337,258
Interest expenses		(863,560)	1,035	121,229	—	(741,296)
Depreciation and amortization		(3,325,415)	(103,932)	161,718	—	(3,267,629)
Share of profit or loss of investment in associates		(1,049,335)	—	1,161,970	—	112,635
Income tax expense		(1,664,258)	25,921	(32,420)	(12,873)	(1,683,630)
Impairment loss on property, plant and equipment and others		(1,343,360)	(779)	(107,258)	—	(1,451,397)

	￦	(7,872,002)	(77,755)	1,268,571	(12,873)	(6,694,059)

(*2)

Basis difference is related to the difference in recognizing revenue and expenses in connection with development and sale of certain residential real estate between the report reviewed by the CEO and the consolidated financial statements.

(d) Revenue by geographic area for the years ended December 31, 2016, 2017 and 2018 was as follows:

	2016		2017	2018
	(in millions of Won)
Domestic	￦	34,883,941	38,882,220	41,671,930
Japan		1,892,022	2,200,405	2,084,061
China		5,908,046	6,731,214	6,945,266
Indonesia		908,361	1,266,572	1,592,046
Asia-other		4,741,482	6,483,981	7,312,486
North America		1,899,291	1,725,120	1,834,534
Others		2,850,370	3,365,588	3,537,454

		53,083,513	60,655,100	64,977,777
Basis difference		(143,742)	(468,233)	176,859

	￦	52,939,771	60,186,867	65,154,636

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

(e) Non-current assets by geographic area as of December 31, 2017 and 2018 are as follows:

	2017		2018
	(in millions of Won)
Domestic	￦	30,790,462	28,298,293
Japan		162,328	146,490
China		1,284,561	1,185,828
Indonesia		2,750,084	2,711,032
Asia-other		2,516,715	2,356,904
North America		277,249	173,914
Others		1,119,319	1,245,252

	￦	38,900,718	36,117,713

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f) There are no customers whose revenue is 10% or more of the consolidated revenue.

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema Document
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed previously
(P)	Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Choi, Jeong-Woo
Name:	Choi, Jeong-Woo
Title:	Chief Executive Officer and Representative Director
Date:	April 30, 2019