Form 20-F
period 2019-12-31
POSCO
filed 2020-04-29
CIK 889132

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Seoul, Republic of Korea 06194

(Address of principal executive offices)

Sohn, Kyle

POSCO Center, 440 Teheran-ro, Gangnam-gu

Seoul, Republic of Korea 06194

Telephone: +82-2-3457-1386; E-mail: sohnkangil@posco.com; Facsimile: +82-2-3457-1997

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading symbol	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one-fourth of one share of common stock	PKX	New York Stock Exchange, Inc.

Common Stock, par value Won 5,000 per share *	PKX	New York Stock Exchange, Inc. *

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2019, there were 80,115,641 shares of common stock, par value Won 5,000 per share, outstanding

(not including 7,071,194 shares of common stock held by the company as treasury shares)

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

Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer  ☐        Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ☒        No  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.    U.S. GAAP  ☐        IFRS   ☒         Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐         Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐             No  ☒

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

Not applicable

Item 1.C.  Auditor

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2018 and 2019 and for each of the years in the three-year period ended December 31, 2019 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

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

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2015		2016		2017		2018		2019(1)
	(In billions of Won, except per share data)
Revenue	￦	58,522	￦	52,940	￦	60,187	￦	65,155	￦	64,786
Cost of sales		52,018		46,271		51,916		57,129		58,462

Gross profit		6,504		6,668		8,271		8,026		6,324
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable		190		165		174		75		(28)
Other administrative expenses		2,206		2,126		2,003		1,986		2,041
Selling expenses		1,729		1,554		1,557		369		368
Impairment loss on other receivables		158		38		98		63		80
Other operating income		549		215		448		524		451
Other operating expenses		1,285		718		691		2,014		1,090

Operating profit		1,486		2,282		4,196		4,042		3,223
Share of profit (loss) of equity-accounted investees, net		(506)		(89)		11		113		274
Finance income		2,557		2,232		2,373		1,706		1,872
Finance costs		3,387		3,014		2,484		2,244		2,242

Profit before income tax		150		1,412		4,095		3,616		3,127
Income tax expense		267		380		1,186		1,684		1,088

Profit (loss)		(116)		1,032		2,909		1,932		2,038
Total comprehensive income (loss)		(278)		1,486		2,348		1,504		2,185
Profit (loss) for the period attributable to:
Owners of the controlling company		171		1,355		2,756		1,712		1,864
Non-controlling interests		(288)		(323)		153		220		174
Total comprehensive income (loss) attributable to:
Owners of the controlling company		24		1,814		2,184		1,293		2,027
Non-controlling interests		(302)		(328)		164		211		158
Basic and diluted earnings per share (2)		1,731		16,521		34,040		21,177		23,189
Dividends per share of common stock		8,000		8,000		8,000		10,000		10,000

Selected consolidated statements of financial position data

	As of December 31,
	2015		2016		2017		2018		2019(1)
	(In billions of Won)
Working capital (3)	￦	9,148	￦	10,711	￦	12,354	￦	14,721	￦	18,593
Total current assets		29,502		29,655		31,844		34,152		35,144
Property, plant and equipment, net		34,523		33,770		31,884		30,018		29,926
Total non-current assets		51,246		50,483		47,941		44,625		44,226
Total assets		80,748		80,138		79,786		78,777		79,371

Short-term borrowings and current installments of long-term borrowings		12,371		10,195		11,275		10,290		8,548
Long-term borrowings, excluding current installments		12,849		12,510		9,789		9,920		11,893
Total liabilities		35,735		34,372		32,459		32,104		31,608

Share capital		482		482		482		482		482
Total equity		45,013		45,765		47,327		46,673		47,763

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2015		2016		2017		2018		2019(1)
	(In billions of Won)
Net cash provided by operating activities	￦	7,602	￦	5,269	￦	5,607	￦	5,870	￦	6,005
Net cash used in investing activities		(4,535)		(3,755)		(3,818)		(2,648)		(3,683)
Net cash used in financing activities		(2,242)		(3,951)		(1,566)		(3,195)		(1,512)
Net increase (decrease) in cash and cash equivalents		849		(2,424)		165		31		871
Cash and cash equivalents at beginning of the year		4,022		4,871		2,448		2,613		2,644
Cash and cash equivalents at end of the year		4,871		2,448		2,613		2,644		3,515

(1)

We have adopted IFRS No. 16 “Leases” from January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in our retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2015, 2016, 2017 and 2018 has not been restated and is presented under IAS No. 17 and related interpretations. See Note 2 of Notes to Consolidated Financial Statements.

(2)

See Note 36 of Notes to Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was 79,993,834 shares as of December 31, 2015, 79,996,389 shares as of December 31, 2016, 79,998,600 shares as of December 31, 2017, 80,000,606 shares as of December 31, 2018 and 80,113,759 shares as of December 31, 2019.

(3)	“Working capital” means current assets minus current liabilities.

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the ongoing global pandemic of a new strain of coronavirus (“COVID-19”) has materially and adversely affected the global economy and financial markets in recent months. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Such developments have also been caused by, and continue to be exacerbated by, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, as well as a deterioration in economic and trade relations between the United States and its major trading partners, particularly China.

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products that could have a negative impact on our sales volume of steel products as well as the prices at which they can be sold. The slowdown of global economic growth and the resulting decline in demand for steel products has adversely affected the overall sales volume of our principal steel products produced by us and directly sold to external customers in 2019 compared to 2018, and the continued deterioration in demand in the first quarter of 2020 has had a negative impact on our results of operations for the quarter compared to the first quarter of 2019. In the case of a prolonged decrease in demand, we will likely face pressure to reduce prices and we may need to rationalize our production capacity and reduce fixed costs. In the past, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions.

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

Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, severe health epidemics or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials and customers of our products are located in countries that have historically suffered natural calamities from time to time, such as Australia, China and Japan, as well as Korea. Any occurrence of such natural calamities in countries where our suppliers are located may lead to shortages or delays in the supply of raw materials. In addition, natural calamities in areas where our customers are located, including China, Southeast Asia, Japan, Europe, North America and Korea, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

In particular, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has since spread globally over the course of 2020 to date, has materially and adversely affected the global economy and financial markets in recent months as well as disrupted our business operations. The World Health Organization declared the COVID-19 as a pandemic in March 2020.

Risks associated with prolonged outbreak of COVID-19 or other types of widespread infectious disease include:

•

an increase in unemployment among, and/or decrease in disposable income of, consumers who purchase the products manufactured by our customers and a decline in overall consumer confidence and spending levels, which in turn may decrease demand for our products;

•	disruption in the normal operations of the businesses of our customers, which in turn may decrease demand for our products;

•	disruption in supply of raw materials from our vendors;

•	disruption in delivery of our products to our customers;

•

disruption in the normal operations of our business resulting from contraction of COVID-19 by our employees or quarantine measures imposed by governments, which may necessitate our employees to be quarantined and/or our manufacturing facilities, construction projects, energy and mineral development projects or offices to be temporarily shut down;

•

disruption resulting from the necessity for social distancing, including implementation of temporary adjustment of work arrangements requiring employees to work remotely, which may lead to a reduction in labor productivity (for example, from early March 2020 to early April 2020, we implemented staggered remote working arrangements for our employees at our headquarters, which we do not believe had a material impact on our operations);

•	depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported raw materials;

•	unstable global and Korean financial markets, which may adversely affect our ability to meet our funding needs on a timely and cost-effective basis; and

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic.

It is not possible to predict the duration or full magnitude of harm from COVID-19. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially adversely affected.

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 37.3% of our total revenue from steel products produced and sold by us in 2019. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO International Corporation (“POSCO International” and formerly known as POSCO Daewoo Corporation) are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are largely dependent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China as well as increased uncertainties resulting from the United Kingdom’s exit from the European Union on January 31, 2020;

•	the occurrence of severe health epidemics and pandemics in Korea or other parts of the world, such as the ongoing global COVID-19 pandemic;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small-and medium-sized enterprise borrowers in Korea;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

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

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Our export sales and overseas sales to customers abroad accounted for 62.7% of our total revenue from steel products produced and sold by us in 2019. Our export sales to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 62.6% of our total export sales revenue from steel products produced and exported by us in 2019, and we expect our sales to these countries to remain important in the future. In particular, our export sales to China has increased in recent years and accounted for 29.3% of our total export sales revenue from steel products produced and exported by us in 2019. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan), or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2019, 62.7% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 55 million dry metric tons of iron ore and 29 million wet metric tons of coal in 2019. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$188 in 2017, US$207 in 2018 and US$176 in 2019. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$71 in 2017, US$69 in 2018 and US$93 in 2019.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2019, 102 million tons of iron ore and 11 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth, combined with an expansion in steel production capacity, has led to production over-capacity in the Chinese steel industry, which in turn has led the Chinese government to pursue aggressive consolidation in the Chinese steel industry, such as the consolidation of Baosteel Group and Wuhan Iron and Steel in 2016, that has resulted in fewer but larger steel manufacturers that are able to compete more effectively in the global steel industry. In addition, the global steel industry has experienced consolidation in the past. Competition from such global steel manufacturers with expanded production capacity as well as competitors from emerging markets, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue in the future. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

In the past, increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry which in turn has resulted in downward pressure on global steel prices. Production over-capacity in global steel industry may intensify if global economic growth slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

The overseas trading markets in which POSCO International operates are also highly competitive. POSCO International’s principal competitors in overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO International’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO International, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on its business, results of operations or financial condition. In 2018 and 2019, we recognized impairment of goodwill of Won 158 billion and Won 55 billion, respectively, related to a decrease in value-in-use of POSCO International.

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

In Korea, POSCO E&C’s main competition in the construction of residential and non-residential buildings, EPC (or engineering, procurement and construction) projects, urban planning and development projects and civil works projects consists of approximately ten major domestic construction companies, many of which are member companies of other large business groups in Korea and are capable of undertaking larger-scale, higher-value-added projects that offer greater potential returns. A series of measures introduced by the Government over the past several years to regulate housing prices in Korea, as well as increasing popularity of low-bid contracts in civil works project mandates, have contributed to increased competition in the Korean construction industry in recent years.

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

In part to prepare for the eventual maturation of the Korean steel market, we have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, such as participation in EPC projects in the steel sector and natural resources development, as well as entering into new businesses not related to our steel operations such as power generation and alternative energy solutions, LNG and agricultural trading and production of anode and cathode materials for rechargeable batteries as well as other comprehensive materials such as lithium. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy.

The success of our diversification strategy will depend, in part, on our ability to realize the anticipated growth opportunities and synergies. Some of our diversification efforts have not been successful. For example, in 2018, we incurred impairment loss of Won 810 billion related to our synthetic natural gas production facility in Gwangyang due to our discontinuation of the business which we had launched in 2011, which was adversely impacted by a decline in the market price of liquefied natural gas (“LNG”). In 2019, we incurred impairment loss of Won 74 billion related to the discontinued operation of a ferrosilicon facility in Pohang and Won 70 billion related to the discontinued operation of a compact endless cast-rolling mill facility in Gwangyang. The realization of the anticipated benefits depends on numerous factors, some of which are outside our control, including the availability of qualified personnel, establishment of new relationships and expansion of existing relationships with various customers and suppliers, procurement of necessary technology and know-how to engage in such businesses and decreases in the prices of competing products or services that make our products or services less competitive. The realization of the anticipated benefits may be impeded, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

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

As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in the aggregate currently have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future.

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

The demand and market acceptance for such activities abroad are subject to a substantially higher level of uncertainty than our traditional steel business and are substantially dependent upon the market condition of the global natural resources industry as well as the political and social environment of the target countries. The performance of projects in which we participate may be adversely affected by the occurrence of military hostility, political unrest or acts of terrorism. In addition, some of our current exploration, development and production projects involve drilling exploratory wells on properties with no proven amount of natural resource reserves. Although all drilling, whether developmental or exploratory, involves risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of natural resources. Other risks to which such activities are subject include obtaining required regulatory approvals and licenses, securing and maintaining adequate property rights to land and natural resources, and managing local opposition to project development. A decrease in the market price of raw materials may also adversely impact the value of our investments related to natural resources projects, potentially resulting in impairment losses. For example, in 2019, we recognized impairment loss of Won 118 billion related to the termination of the Block AD-7 exploration project in Myanmar by POSCO International. We have limited experience in this business, and we cannot assure you that our overseas natural resources exploration, development and production projects will be profitable, that we will be able to meet the financing requirements for such projects, or that we can recoup the costs related to such investments, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

We engage in engineering and construction activities through POSCO E&C. The Construction Segment is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. In recent years, the demand for construction activities in Korea and abroad has remained weak, and the overall prospects for Korean construction companies in 2020 and beyond remain uncertain. A prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.

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

Significant breaches of information security could lead to legal and financial exposure, damage to our reputation and a loss of confidence by our customers.

Our business relies heavily on mission-critical, complex and interdependent information technology systems that support our business processes. It involves the storage and transmission of confidential information relating to us as well as our customers and suppliers. Any significant breach in our information security could expose us to a risk of loss, improper use or disclosure of such information, and could give rise to significant liability or litigation, any of which could harm our reputation and adversely affect our business.

We believe that there has been no instance of a material breach in our information security to date that resulted in significant disruption of our operations and had a significant adverse effect on our operational results, or on third parties, including our customers and suppliers. However, there can be no assurance that we will be able to continue to prevent security incidents or other breaches in our information security from having a material adverse effect on our business, results of operation, financial viability or reputation.

In addition, our information security measures may fail due to external and internal security threats, outages, malicious intrusions and attacks, programming or human errors and malfeasance, or other similar events.

Instituting appropriate access controls and safeguards across our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to divulge sensitive information to gain access to our data or our customers’ data or access credentials. Because the techniques used to obtain unauthorized access, disable or degrade services or sabotage systems change frequently and often are not recognized until attacks are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.

If an actual or perceived breach of our cybersecurity occurs or the market perception of the effectiveness of our information security measures is compromised, this may lead to significant legal and financial exposure, including legal claims and regulatory fines and penalties, reputational harm and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

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

In December 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, are included in the scope of employees’ ordinary wages if these bonuses are paid (i) “regularly,” (ii) “uniformly” and (iii) on a “fixed basis,” notwithstanding differential amounts based on seniority. Under this decision, any provision of a collective bargaining agreement or other agreements that attempt to exclude such regular bonuses from employees’ ordinary wages will be deemed void for violation of the mandatory provisions of Korean law.

The Supreme Court of Korea’s decision clarified that if payment of a regular bonus is limited only to those working for the employer on a specific date, such bonus is not fixed and thus does not constitute part of an employee’s ordinary wage. The Ministry of Employment and Labor subsequently published guidelines in January 2014 (the “Guidelines”). According to the Guidelines, the Government excludes, from ordinary wages, regular bonuses contingent on employment on a specific date. Based on the Supreme Court of Korea’s decision and the Guidelines, we believe that regular bonuses we have paid to our employees are likely not required to be included in their ordinary wages because we have paid regular bonuses only to those working for us on the date of payment calculation, the 15th day of each month. However, if we are nonetheless determined to have underpaid employees by under-calculating their ordinary wages over the past three years or in the future, we may be liable for additional payments reflecting the expanded scope of employees’ ordinary wages. Any such additional payments may have an adverse effect on our financial condition and results of operations.

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

Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran and Cuba. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, POSCO International engages in the trading of steel, raw materials and other items with entities in countries that are deemed Sanctions Targets, including Iran and Cuba. We believe that such activities and investments do not involve any U.S. goods or services. Our activities in Iran and Cuba accounted for approximately 0.6% of our consolidated revenues in 2017, 0.3% in 2018 and 0.01% in 2019.

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

Uncertainty relating to benchmark regulation reforms may adversely affect our securities linked to a benchmark.

The London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”) and other indices which are deemed to be “benchmarks” are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others have yet to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on any securities linked to such benchmarks.

Regulation (EU) 2016/1011 (the “Benchmark Regulation”) was published in the Official Journal of the European Union on June 29, 2016 and has been in force since January 1, 2018. The Benchmark Regulation applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the European Union. Among other things, (i) it requires benchmark administrators (such as ICE Benchmark Administration Limited and the European Money Market Institute, which currently administer LIBOR and EURIBOR, respectively) to be authorized or registered (or, if non-European Union based, to be subject to an equivalent regime or otherwise recognized or endorsed) and (ii) it prevents certain uses by European Union-supervised entities of benchmarks of administrators that are not authorized or registered (or, if non-European Union based, not deemed equivalent or recognized or endorsed). On July 27, 2017, the U.K. Financial Conduct Authority (the “FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR after 2021. The FCA announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021.

The Benchmark Regulation could have a material impact on any securities linked to a rate or index deemed to be a benchmark, in particular, if the methodology or other terms of the benchmark are changed in order to comply with the requirements of the Benchmark Regulation. Such changes could, among other things, have the effect of reducing, increasing or otherwise affecting the volatility of the published rate or level of the benchmark. More broadly, any of the international, national or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements.

Such factors may have the following effects on certain benchmarks: (i) discourage market participants from continuing to administer or contribute to such benchmark; (ii) trigger changes in the rules or methodologies used in the benchmarks or (iii) lead to the disappearance of the benchmark. Any of the above changes or any other consequential changes as a result of international, national or other proposals for reform or other initiatives or investigations, could have a material adverse effect on the value of and return on any securities linked to a benchmark. Moreover, if a benchmark ceases to be calculated or administered and no replacement base rate is identified or selected, the fallback provisions for the interest rate calculations under the securities may result in interest accruing at a fixed rate based on the rate which applied in the previous period when the benchmark was available, effectively converting the securities into fixed rate securities.

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

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 42.9 million tons of crude steel and stainless steel in 2019, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2019, we had approximately 47.5 million tons of annual crude steel and stainless steel production capacity, including 17.6 million tons of production capacity of Pohang Works and 24.8 million tons of production capacity of Gwangyang Works. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

Korea is our most important market. Domestic sales accounted for 37.3% of our total revenue from steel products produced and sold by us in 2019 and 38.4% in 2018. On a non-consolidated basis, we believe that our steel products constituted approximately 48% of the total sales volume of such steel products sold in Korea in 2019 and approximately 49% in 2018. Our export sales and overseas sales to customers abroad accounted for 62.7% of our total revenue from steel products produced and sold by us in 2019 and 61.6% in 2018. Our major export market is Asia, with China accounting for 29.3%, Asia other than China and Japan accounting for 22.5%, and Japan accounting for 10.8% of our total steel export revenue from steel products produced and exported by us in 2019 and China accounting for 28.9%, Asia other than China and Japan accounting for 23.4%, and Japan accounting for 10.3% of our total steel export revenue from steel products produced and exported by us in 2018.

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

We generated revenue of Won 64,786 billion and profit of Won 2,038 billion in 2019, compared to revenue of Won 65,155 billion and profit of Won 1,932 billion in 2018. We had total assets of Won 79,371 billion and total equity of Won 47,763 billion as of December 31, 2019, compared to total assets of Won 78,777 billion and total equity of Won 46,673 billion as of December 31, 2018.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	cold rolled products;

•	hot rolled products;

•	stainless steel products;

•	plates;

•	wire rods; and

•	silicon steel sheets.

The table below sets out our revenue of steel products produced by us and directly sold to external customers (either by us or through POSCO Processing & Service Co., Ltd. (“POSCO P&S”), our former subsidiary that primarily engaged in sales of steel products produced by us prior to the transfer of its steel product sales business to POSCO International in March 2017) which are recognized as external revenue of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries (including POSCO International) other than POSCO P&S. Commencing March 2017, our external revenue of the Steel Segment was negatively impacted by the recognition of the external revenue of POSCO P&S’s steel product sales business under the Trading Segment following the transfer of such business to POSCO International.

	For the Year Ended December 31,
	2017			2018			2019
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	9,441	31.2%	￦	10,585	32.7%	￦	10,057	31.4%
Hot rolled products		5,101	16.9		5,620	17.4		5,252	16.4
Stainless steel products		6,624	21.9		6,624	20.5		6,956	21.7
Plates		3,087	10.2		3,587	11.1		4,070	12.7
Wire rods		1,880	6.2		1,882	5.8		1,749	5.5
Silicon steel sheets		1,025	3.4		1,012	3.1		923	2.9

Sub-total		27,159	89.8		29,309	90.6		29,007	90.6

Others		3,072	10.2		3,049	9.4		3,070	9.4

Total	￦	30,230	100.0%	￦	32,358	100.0%	￦	32,078	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers (either by us or through POSCO P&S prior to the transfer of its steel product sales business to POSCO International in March 2017), which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries (including POSCO International) other than POSCO P&S. Commencing March 2017, our external sales volume of the Steel Segment was negatively impacted by the recognition of the external sales volume of POSCO P&S’s steel product sales business under the Trading Segment following the transfer of such business to POSCO International.

	For the Year Ended December 31,
	2017		2018		2019
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,279	37.5%	12,300	39.2%	11,196	36.9%
Hot rolled products	7,786	25.9	8,153	26.0	7,891	26.0
Stainless steel products	2,874	9.6	2,853	9.1	2,973	9.8
Plates	4,896	16.3	4,957	15.8	5,399	17.8
Wire rods	2,333	7.8	2,227	7.1	2,095	6.9
Silicon steel sheets	877	2.9	892	2.8	816	2.7

Total (1)	30,046	100.0%	31,381	100.0%	30,369	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers (either by us or through POSCO P&S prior to the transfer of its steel product sales business to POSCO International in March 2017), we engage our consolidated sales subsidiaries (including POSCO International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 7,385 billion in 2017, Won 7,492 billion in 2018 and Won 7,740 billion in 2019. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 11.2 million tons in 2019, representing 36.9% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2019, our sales volume of cold rolled products produced by us and directly sold to external customers decreased by 9.0% compared to our sales volume in 2018 primarily due to a decrease in sales of cold rolled products manufactured and sold by our subsidiaries in Southeast Asia.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we believe we had a domestic market share for cold rolled products of approximately 59% on a non-consolidated basis in 2019.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 7.9 million tons in 2019, representing 26.0% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2019, our sales volume of hot rolled products produced by us and directly sold to external customers decreased by 3.2% compared to our sales volume in 2018 reflecting a decrease in demand for such products.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we believe we had a domestic market share for hot rolled products of approximately 50% on a non-consolidated basis in 2019.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 3.0 million tons in 2019, representing 9.8% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 9.8% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2019, they represented 21.7% of our total revenue from steel products in 2019. In 2019, our sales volume of stainless steel products produced by us and directly sold to external customers increased by 4.2% compared to our sales volume in 2018, in part due to an increase in sales of stainless steel products manufactured and sold by our Chinese subsidiaries.

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we believe we had a domestic market share for stainless steel products of approximately 41% on a non-consolidated basis in 2019.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 5.4 million tons in 2019, representing 17.8% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2019, our sales volume of plates produced by us and directly sold to external customers increased by 8.9% compared to our sales volume in 2018 primarily due to an increase in demand from the shipbuilding industry.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we believe we had a domestic market share for plates of approximately 49% on a non-consolidated basis in 2019.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2.1 million tons in 2019, representing 6.9% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2019, our sales volume of wire rods produced by us and directly sold to external customers decreased by 5.9% compared to 2018 primarily due to a decrease in demand for such products in Korea.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we believe we had a domestic market share for wire rods of approximately 55% on a non-consolidated basis in 2019.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 0.8 million tons in 2019, representing 2.7% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2019, our sales volume of silicon steel sheets produced by us and directly sold to external customers decreased by 8.6% compared to 2018 primarily due to a decrease in demand for silicon steel sheets in Europe and Southeast Asia.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers, we believe we had a domestic market share for silicon steel sheets of approximately 82% on a non-consolidated basis in 2019.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 37.3% of our total revenue from steel products produced and sold by us in 2019. Our export sales and overseas sales to customers abroad represented 62.7% of our total revenue from steel products in 2019. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2017	2018	2019
POSCO’s sales (1)	43.1%	49.2%	48.1%
Other domestic steel companies’ sales	28.4	27.9	27.0
Imports	28.5	22.9	24.9

Total	100.0%	100.0%	100.0%

(1)

POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 62.7% of our total revenue from steel products produced and sold by us in 2019, 62.6% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products increased by 1.7% from Won 24,551 billion in 2018 to Won 24,971 billion in 2019.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2017			2018			2019
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
China	￦	6,542	28.5%	￦	7,097	28.9%	￦	7,322	29.3%
Asia (other than China and Japan)		5,354	23.3		5,749	23.4		5,622	22.5
Japan		2,601	11.3		2,530	10.3		2,686	10.8
Europe		2,181	9.5		2,212	9.0		2,662	10.7
Middle East		163	0.7		204	0.8		271	1.1
North America		1,947	8.5		1,861	7.6		1,858	7.4
Others		4,176	18.2		4,898	19.9		4,551	18.2

Total	￦	22,963	100.0%	￦	24,551	100.0%	￦	24,971	100.0%

	For the Year Ended December 31,
	2017			2018			2019
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	9,224	40.2%	￦	10,499	42.8%	￦	9,949	39.8%
Hot rolled products		2,604	11.3		2,738	11.2		3,159	12.6
Stainless steel products		5,345	23.3		5,661	23.1		5,918	23.7
Plates		2,000	8.7		1,812	7.4		2,128	8.5
Wire rods		606	2.6		677	2.8		729	2.9
Silicon steel sheets		950	4.1		1,021	4.2		988	4.0
Others		2,235	9.7		2,143	8.7		2,101	8.4

Total	￦	22,963	100.0%	￦	24,551	100.0%	￦	24,971	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO International, and our overseas sales subsidiaries. Our largest export market in 2019 was China, which accounted for 29.3% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China increased by 3.2% from Won 7,097 billion in 2018 to Won 7,322 billion in 2019 primarily due to increases in sales of stainless steel products to steel processing companies in China.

Our second largest export market in 2019 was Asia (other than China and Japan), which accounted for 22.5% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) decreased by 2.2% from Won 5,749 billion in 2018 to Won 5,622 billion in 2019 primarily due to decreases in sales of steel products in Vietnam.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

From time to time, our exporting activities have become subject to anti-dumping, safeguard and countervailing proceedings. As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in the aggregate currently have not had a material adverse impact on our business and operations in recent years.

Pricing Policy

We determine the sales price of our products based on market conditions, taking into consideration production outlook of the global steel industry and global economic conditions in general. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market. Our prices can fluctuate considerably over time, depending on market conditions and other factors. The prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.7 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2019, POSCO imported approximately 55 million dry metric tons of iron ore and 29 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia.

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

We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2019, we purchased approximately 39% of our iron ore imports and 19% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Brazil, New Caledonia and Canada. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$188 in 2017, US$207 in 2018 and US$176 in 2019. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$71 in 2017, US$69 in 2018 and US$93 in 2019. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Indonesia, Japan and Ukraine. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$10,411 in 2017, US$13,122 in 2018 and US$13,936 in 2019.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. Such contracts are on a consecutive voyage basis with maximum capacity loading, where the shipping company is compensated for the maximum amount of cargo on each trip regardless of whether the vessel is loaded to such amount. These dedicated vessels transported approximately 69% of the total requirements in 2019, and the remaining approximately 31% was transported by vessels retained through short to medium term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we believe we had a market share of approximately 50% on a non-consolidated basis in 2019, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe we had a market share of approximately 59% and 41%, respectively, on a non-consolidated basis in 2019, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

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

China. We entered into an agreement with Sagang Group Co. to establish Zhangjiagang Pohang Stainless Steel Co., Ltd., a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation), which commenced production of stainless cold rolled steel products in December 1998. As of December 31, 2019, Zhangjiagang Pohang Stainless

Steel had an annual production capacity of 1,100 thousand tons of stainless steel products and it produced 1,134 thousand tons of stainless steel products in 2019. See “— Production Facilities Abroad — Zhangjiagang Pohang Stainless Steel.”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We hold a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. As of December 31, 2019, PT. Krakatau POSCO had an annual production capacity of 2,944 thousand tons of plates and slabs and it produced 3,018 thousand tons of plates and slabs in 2019. See “— Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We established POSCO SS VINA JOINT STOCK COMPANY (“POSCO SS VINA”), a wholly owned subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. The plant became operational in June 2015. As of December 31, 2019, POSCO SS VINA had an annual production capacity of 1,100 thousand tons of shape steel and steel reinforcement products and it produced 789 thousand tons of shape steel and steel reinforcement products in 2019. See “Production Facilities Abroad — POSCO SS VINA.”

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

The following table sets forth a breakdown of POSCO International’s total consolidated sales by export sales, domestic sales and third-country trades as well as product category for the periods indicated:

	For the Year Ended December 31,
Product Category	2017			2018			2019
	(in billions of Won, except percentages)
Export trading sales:
Steel and metal	￦	5,059	22.4%	￦	5,354	21.3%	￦	5,041	20.6%
Chemical and commodities		1,429	6.3		1,563	6.2		1,711	7.0
Automobile and machinery parts		2,224	9.9		1,795	7.1		1,015	4.2
Other goods		—	—		0	0.0		0	0.0

Sub-total		8,712	38.6		8,712	34.6		7,767	31.8

Domestic trading sales:
Steel and metal	￦	2,322	10.3%	￦	3,316	13.2%	￦	3,107	12.7%
Chemical and commodities		23	0.1		19	0.1		10	0.0
Automobile and machinery parts		59	0.2		36	0.1		97	0.4
Other goods		17	0.1		—	—		—	—

Sub-total		2,421	10.7		3,371	13.4		3,213	13.2

Manufactured product sales	￦	502	2.2	￦	547	2.2	￦	635	2.6
Others	￦	253	1.1	￦	222	0.9	￦	458	1.9

Third-Country Trades:
Trading	￦	14,969	66.3%	￦	17,390	69.1%	￦	17,367	71.1%
Natural resources development		573	2.5		829	3.3		1,359	5.6
Manufactured product trading		221	1.0		329	1.3		101	0.4

Total third-country trades		15,763	69.8		18,547	73.7		18,827	77.1

Total sales prior to consolidation adjustments		27,650	122.4		31,399	124.7		30,900	126.5

Consolidation adjustments		(5,079)	(22.4)		(6,225)	(24.7)		(6,477)	26.5

Total sales	￦	22,572	100.0%	￦	25,174	100.0%	￦	24,423	100.0%

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

Natural Resources Development Activities. POSCO International also invests in energy and mineral development projects throughout the world. In particular, POSCO International holds interests in several gas field projects in Myanmar, where production of gas commenced in July 2013. POSCO International recognized revenues of approximately Won 498 billion in 2017, Won 474 billion in 2018 and Won 723 billion in 2019 from the Myanmar gas field projects. Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

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

POSCO E&C also has substantial experience in the energy field obtained from the construction of various power plants for member companies of the POSCO Group, specializing primarily in engineering and construction of LNG and coal-fired thermal power plants. In recent years, POSCO E&C has obtained various orders for such power plants, including a coal-fired thermal power plant in Samcheok, Korea, an ultra-supercritical coal-fired power plant in Matarbari, Bangladesh, a combined cycle power plant in Erbil, Iraq and an integrated cycle power plant and an LNG terminal facility in Colón, Panama. In response to increasing demand from the energy industry, POSCO E&C plans to continue to target opportunities in power plant construction, especially in Asia and Africa, which it believes offers significant growth potential. In order to further promote efficiency among the member companies of the POSCO Group as well as to enhance the engineering expertise of POSCO E&C, POSCO Engineering Co., Ltd. merged into POSCO E&C in February 2017.

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

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and subsequently renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy Corporation’s total power generation capacity was approximately 3,794 megawatts as of December 31, 2019. POSCO Energy Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

POSCO Energy Corporation also operates an LNG receiving terminal with an aggregate capacity to process up to 3.0 million tons of LNG annually in Gwangyang. In order to achieve maximum operational efficiency of our LNG terminal, it participates in the LNG trading and LNG ship gas trial businesses.

POSCO Chemical Co., Ltd. POSCO Chemical Co., Ltd. specializes in the manufacturing of refractories and lime used in steel manufacturing processes as well as a wide range of chemical products. It also expanded into the anode and cathode manufacturing business in 2018 following its merger with POSCO ESM Co., Ltd., our former subsidiary specializing in the production of battery materials.

Others. POSCO M-Tech Co., Ltd. produces aluminum deoxidizers, substances used to remove excess oxygen during the steel manufacturing process to improve durability of steel products, and it also provides integrated steel product packing solutions for steel production facilities. POSCO ICT Co., Ltd. provides information and technology consulting and system network integration and outsourcing services.

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2019:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO International Corporation	Korea	62.9%
POSCO Engineering & Construction Co., Ltd	Korea	52.8%
POSCO Energy Corporation	Korea	100.0%
PT. Krakatau POSCO	Indonesia	70.0%
POSCO Asia Co., Ltd.	Hong Kong	100.0%
POSCO Maharashtra Steel Private Limited	India	100.0%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	82.5	% (1)
POSCO Chemical Co., Ltd.	Korea	61.3%
POSCO SS VINA	Vietnam	100.0%

(1)	POSCO holds a 58.6% interest and POSCO-China holds a 23.9% interest.

Item 4.D. Property,	Plants and Equipment

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

Capacity Utilization Rates

The following table sets out the capacity utilization rates of our production facilities in Korea for the periods indicated.

	As of or for the Year Ended December 31,
	2017	2018	2019
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	42.39	42.39	42.39
Actual crude steel and stainless steel output (million tons)	37.21	37.74	38.01
Capacity utilization rate (%) (1)	87.8%	89.0%	89.7%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Production Facilities Abroad

Our various subsidiaries and joint ventures around the world, including Zhangjiagang Pohang Stainless Steel Co., Ltd. in China, PT. Krakatau POSCO in Indonesia and POSCO SS VINA in Vietnam, engage in steel production activities. For a discussion of such operations, see “Item 4. Information on the Company — Item 4.B. Business Overview — Subsidiaries and Joint Ventures.”

Zhangjiagang Pohang Stainless Steel

The following table sets out Zhangjiagang’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2017	2018	2019
Crude steel and stainless steel production capacity as of end of the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	1.16	1.16	1.13
Capacity utilization rate (%) (1)	105.4%	105.3%	103.1%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2017	2018	2019
Crude steel production capacity as of end of the year (million tons per year)	3.00	3.00	2.94
Actual crude steel output (million tons)	2.92	3.01	3.02
Capacity utilization rate (%) (1)	97.4%	100.3%	102.5%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO SS VINA

The following table sets out POSCO SS VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2017	2018	2019
Crude steel production capacity as of end of the year (million tons per year)	1.10	1.10	1.10
Actual crude steel output (million tons)	0.91	0.97	0.79
Capacity utilization rate (%) (1)	82.3%	87.7%	71.7%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

In 2019, the unit sales prices in Won of cold rolled products, plates and stainless steel products produced by us and directly sold to external customers increased, while the unit sales prices in Won of the remainder of our principal product lines of steel products decreased. The weighted average unit price for such products increased by 2.3% from 2018 to 2019, which was enhanced by the depreciation in the average value of the Won against the Dollar in 2019 that increased our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., depreciated from Won 1,100.3 to US$1.00 in 2018 to Won 1,165.7 to US$1.00 in 2019.

The unit sales price of cold rolled products, which accounted for 36.9% of total sales volume of the principal steel products produced by us and directly sold to external customers, increased by 4.4% in 2019. The unit sales price of plates, which accounted for 17.8% of total sales volume of such products, increased by 4.2% in 2019. The unit sales price of stainless steel products, which accounted for 9.8% of total sales volume of such products, increased by 0.8% in 2019. On the other hand, the unit sales price of hot rolled products, which accounted for 26.0% of total sales volume of such products, decreased by 3.4% in 2019. The unit sales price of wire rods, which accounted for 6.9% of total sales volume of such products, decreased by 1.2% in 2019. The unit sales price of silicon steel sheets, which accounted for 2.7% of total sales volume of such products, decreased by 0.3% in 2019.

The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	For the Year Ended December 31,
Products	2017		2018		2019
	(In thousands of Won per ton)
Cold rolled products	￦	837	￦	861	￦	898
Hot rolled products		655		689		666
Stainless steel products		2,304		2,322		2,340
Plates		631		724		754
Wire rods		806		845		835
Silicon steel sheets		1,169		1,135		1,132

Average (1)	￦	904	￦	934	￦	955

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

	For the Year Ended December 31,
	2017	2018	2019
	(Percentage of net sales)
Cost of sales	86.3%	87.7%	90.2%
Selling and administrative expenses	6.2	3.7	3.7
Gross margin	13.7	12.3	9.8
Operating profit margin	7.0	6.2	5.0

Our operating profit margin decreased from 7.0% in 2017 to 6.2% in 2018 and 5.0% in 2019 as discussed below.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
Crude steel and stainless steel production capacity (million tons per year)	47.6	47.6	47.5
POSCO	42.4	42.4	42.4
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.1	1.1	1.1
PT. Krakatau POSCO	3.0	3.0	2.9
POSCO SS VINA	1.1	1.1	1.1
Actual crude steel and stainless steel output (million tons)	42.2	42.9	42.9
POSCO	37.2	37.7	38.0
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1.2	1.2	1.1
PT. Krakatau POSCO	2.9	3.0	3.0
POSCO SS VINA	0.9	1.0	0.8
Capacity utilization rate (%)	88.7%	90.1%	90.4%
POSCO	87.8%	89.0%	89.7%
Zhangjiagang Pohang Stainless Steel Co., Ltd.	105.4%	105.3%	103.1%
PT. Krakatau POSCO	97.4%	100.3%	102.5%
POSCO SS VINA	82.3%	87.7%	71.7%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2019, 62.7% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Inflation

Inflation in Korea, which was 1.9% in 2017, 1.5% in 2018 and 0.5% in 2019 has not had a material impact on our results of operations in recent years.

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

Trade account receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2019, the percentage of allowance for doubtful accounts related to net trade accounts and notes receivables compared to our trade accounts and notes receivables was 6.96%. Our allowance for doubtful accounts decreased by 2.0%, or Won 19 billion, from Won 917 billion as of December 31, 2018 to Won 898 billion as of December 31, 2019. See Note 23 of Notes to Consolidated Financial Statements.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2019 was 1.22%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. As of December 31, 2019, if the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by approximately 10% in total. In addition, as of December 31, 2019, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by approximately 11% in total.

We recognized impairment losses on available-for-sale financial assets of Won 123 billion in 2017, but we did not recognize any such impairment loss in 2018 and 2019 due to our adoption of IFRS 9 “Financial Instruments,” effective as of January 1, 2018, which classifies available-for-sale financial assets as financial assets at fair value through other comprehensive income. See Note 33 of Notes to Consolidated Financial Statements.

Our estimates and assumptions used to evaluate the fair value of investments are made taking into consideration our assessment of the latest information available. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to revise the fair value of investments. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our investments and potentially result in different impacts on our results of operations.

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value less costs to sell) and its value in use. When the book value of long-lived asset exceeds the recoverable amount of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable amount and the resulting impairment loss is charged to current operations. Such recoverable amount is based on our estimates of the future use of assets and is subject to changes in market conditions. Based on an impairment test as of December 31, 2019, we recognized impairment loss on property, plant and equipment amounting to Won 443 billion in 2019, which related primarily to impairment loss of Won 205 billion incurred by POSCO SS VINA, Won 74 billion related to the discontinued operation of a ferrosilicon facility in Pohang and Won 70 billion related to the discontinued operation of a compact endless cast-rolling mill facility in Gwangyang.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Our estimates of the useful lives and recoverable amount of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable amount of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next three to five years. Beyond the specifically forecasted period, we extrapolate the cash flows for the remaining years based on an estimated growth rate. This estimated growth rate does not exceed the long-term average growth rate of our industry. As of December 31, 2019, for the applicable cash generating units, we estimated a discount rate of 6.25% to 9.00% and a revenue growth rate of 1.0% to 2.1%. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated discount rates used in these valuations were increased by 1%, then the estimated recoverable amount would have decreased by 5.42% to 6.84% in total. If the estimated revenue growth rate were decreased by 1%, then the estimated recoverable amount would have decreased by 1.23% to 6.75% in total. We believe that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would result in impairment loss of long-lived assets.

Goodwill

Goodwill is tested for impairment annually at the level of the groups of cash generating units or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash-generating units are determined from the higher of their fair value less cost to sell or their value-in-use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, terminal growth rates and estimated sales during the period.

Our management estimates discount rates using post-tax rates that reflect current market rates for investments of similar risk. Terminal growth rates are based on industry growth forecasts, and estimated sales are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, we extrapolate cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. As of December 31, 2019, if the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by Won 158 billion or 4.65% in total. As of December 31, 2019, if the estimated terminal growth rates were decreased by 0.25%, the estimated value-in-use for the respective cash generating units would have decreased by Won 69 billion or 2.05% in total. Based on an impairment test as of December 31, 2019, we recognized impairment loss on goodwill of Won 55 billion incurred by POSCO International. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of the cash-generating groups, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss on goodwill. See Note 15 of Notes to Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 5.0% of the gross profit margin to the inventory cost amount plus 15.6% of the gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2017, 2018 and 2019. The valuation losses of inventories recognized within cost of goods sold were Won 79 billion in 2017, Won 142 billion in 2018 and Won 96 billion in 2019.

Investments in Associates and Joint Ventures

We hold a significant amount of investments in associates and joint ventures, which interests are accounted for using the equity method. As of December 31, 2019, the book value of our investments in associates and joint ventures was Won 3,928 billion. The carrying amounts of our investments in associates and joint ventures are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

Revenue Recognized by the Input Method

POSCO E&C, our consolidated subsidiary, engages in various construction activities, including construction of industrial plants and civil engineering projects, and revenue recognition is different based on types of contracts. We recognize revenue over time when (i) our customers receive the benefits from our construction activities simultaneously with our performance of such activities, (ii) our construction activities create or improve an asset when such asset is under the customer’s control or (iii) our construction activities do not provide alternative benefits to us, and we have an enforceable right to payment for performance completed to date.

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

Our contract revenue recognition policy requires our management to exercise judgment in estimating the outcome of our contracts and measuring the percentage of completion and actual costs incurred in respect of our projects, which affects the amount and timing of recognition of revenues and cost of sales, provisions for estimated losses, charges against current earnings, trade account receivables and advances. For example, due to factors causing variation in costs for 2019, the estimated total contract costs were changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for 2019 and future periods are as follows:

Amount
(In millions of Won)
Changes in estimated total contract costs	￦ 533,639
Changes in profit before income taxes of construction contracts:
Current period	(166,077)
Future periods	(43,584)

The effect on current and future profit is estimated based on circumstances that have occurred from the commencement date of the contract to the end of 2019. The estimation is evaluated for total contract costs and expected total contract revenue as of the end of the period. Such estimate may change in future periods.

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

Deferred Income Taxes

Our deferred income tax assets and liabilities reflect the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of our assets and liabilities. We recognize deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. We recognize deferred income tax asset for deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income. The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

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

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 168 billion, or 6.9% in total, as of December 31, 2019. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 171 billion, or 7.0% in total, as of December 31, 2019.

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, including our adoption of IFRS No. 16 “Leases” starting on January 1, 2019, see Note 2 of Notes to Consolidated Financial Statements.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2017, 2018 and 2019 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2017		2018		2019
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	4,196,121	￦	4,041,827	￦	3,222,713
Additions:
Impairment loss on other receivables		98,177		63,092		80,323
Impairment loss on assets held for sale		—		50,829		38,328
Loss on disposals of investments in subsidiaries, associates and joint ventures		19,985		5,226		6,539
Loss on disposals of property, plant and equipment		151,343		117,614		120,227
Impairment loss on property, plant and equipment		117,231		1,004,704		442,700
Impairment loss on investment property		—		51,461		32,642
Impairment loss on intangible assets		167,995		337,519		191,021
Increase to provisions		33,964		134,632		23,074
Loss on valuation of firm commitment		43,164		66,281		37,685
Donations		51,424		52,074		51,567
Idle tangible asset expenses		10,490		9,257		34,152
Others		95,780		184,865		112,029

		789,553		2,077,554		1,170,287
Deductions:
Gain on disposals of assets held for sale		(1,180)		(27,171)		(37,461)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(81,794)		(45,241)		(27,836)
Gain on disposals of property, plant and equipment		(32,145)		(53,139)		(49,367)
Gain on disposals of intangible assets		(23,391)		(117,139)		(1,896)
Gain on valuation of firm commitment		(56,301)		(39,028)		(60,201)
Gain on valuation of emission rights		—		—		(25,440)
Gain on disposals of emission rights		—		—		(11,141)
Reversal of other provisions		—		(3,557)		(36,522)
Others		(253,670)		(238,311)		(201,027)

		(448,481)		(523,586)		(450,891)

Revenue recognition related to development and sale of real estate		468,233		(176,859)		(418,862)
Cost of sales recognition related to development and sale of real estate		(383,592)		123,664		345,605

Operating profit under K-IFRS	￦	4,621,834	￦	5,542,600	￦	3,868,854

Net income under IFRS as issued by the IASB	￦	2,909,311	￦	1,932,386	￦	2,038,165
Adjustments related to development and sale of real estate:
Revenue		468,233		(176,859)		(418,862)
Cost of sales		(383,592)		123,664		345,605
Income tax		(20,483)		12,873		17,728

Net income under K-IFRS	￦	2,973,469	￦	1,892,064	￦	1,982,637

Operating Results — 2018 Compared to 2019

The following table presents our statement of comprehensive income information and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Revenue	￦	65,155	￦	64,786	￦	(369)	(0.6)%
Cost of sales		57,129		58,462		1,333	2.3

Gross profit		8,026		6,324		(1,702)	(21.2)
Selling and administrative expenses:
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable		75		(28)		(103)	N.A. (1)
Other administrative expenses		1,986		2,041		56	2.8
Selling expenses		369		368		(1)	(0.3)
Other operating income and expenses:
Impairment loss on other receivables		63		80		17	27.3
Other operating income		524		451		(73)	(13.9)
Other operating expenses		2,014		1,090		(924)	(45.9)

Operating profit		4,042		3,223		(819)	(20.3)
Share of profit of equity-accounted investees, net		113		274		161	143.0
Finance income		1,706		1,872		166	9.7
Finance costs		2,244		2,242		(2)	(0.1)

Profit before income tax		3,616		3,127		(489)	(13.5)
Income tax expense		1,684		1,088		(595)	(35.4)

Profit		1,932		2,038		106	5.5
Profit for the period attributable to owners of the controlling company		1,712		1,864		152	8.9
Profit for the period attributable to non-controlling interests		220		174		(46)	(20.9)

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	32,358	￦	32,078	￦	(280)	(0.9)%
Internal revenue		18,063		17,730		(333)	(1.8)

Total revenue from Steel Segment		50,421		49,808		(613)	(1.2)

Trading Segment:
External revenue		22,408		22,157		(251)	(1.1)
Internal revenue		15,911		15,468		(443)	(2.8)

Total revenue from Trading Segment		38,319		37,625		(694)	(1.8)

Construction Segment:
External revenue		6,769		6,945		175	2.6
Internal revenue		551		743		192	34.8

Total revenue from Construction Segment		7,321		7,688		367	5.0

Others Segment:
External revenue		3,443		3,187		(256)	(7.4)
Internal revenue		2,755		2,796		41	1.5

Total revenue from Others Segment		6,198		5,983		(215)	(3.5)

Total revenue prior to consolidation adjustments		102,259		101,104		(1,154)	(1.1)

Consolidation adjustments		(37,281)		(36,737)		543	(1.5)
Basis difference adjustments (1)		177		419		242	136.8

Revenue	￦	65,155	￦	64,786		(369)	(0.6)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Our revenue decreased by 0.6%, or Won 369 billion, from Won 65,155 billion in 2018 to Won 64,786 billion in 2019 due to decreases in external revenues from the Steel Segment, the Others Segment and the Trading Segment, which were offset in part by an increase in revenue from the Construction Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, decreased by 0.9%, or Won 280 billion, from Won 32,358 billion in 2018 to Won 32,078 billion in 2019 primarily due to a decrease in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories), which was partially offset by an increase in the average unit sales price per ton of the principal steel products produced by us and sold to external customers. The overall sales volume of the principal steel products produced by us and directly sold to external customers decreased by 3.2% from 31.4 million tons in 2018 to 30.4 million tons in 2019, while the weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers increased by 2.3% from Won 933,990 per ton in 2018 to Won 955,209 per ton in 2019. Such factors were principally attributable to the following:

•	The sales volume of each of our major product categories, other than plates and stainless steel products, decreased from 2018 to 2019. The sales volume of cold rolled products,

silicon steel sheets, wire rods and hot rolled products produced by us and directly sold to external customers decreased by 9.0%, 8.6%, 5.9% and 3.2%, respectively, from 2018 to 2019. On the other hand, the sales volume of plates and stainless steel products produced by us and directly sold to external customers increased by 8.9% and 4.2%, respectively, from 2018 to 2019. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

•

In 2019, the unit sales prices in Won of cold rolled products, plates and stainless steel products produced by us and directly sold to external customers increased, while the unit sales prices in Won of the remainder of our principal product lines of steel products decreased. The unit sales prices in Won of cold rolled products, plates and stainless steel products produced by us and directly sold to external customers increased by 4.4%, 4.2% and 0.8%, respectively, from 2018 to 2019. On the other hand, the unit sales prices in Won of hot rolled products, wire rods and silicon steel sheets produced by us and directly sold to external customers decreased by 3.4%, 1.2% and 0.3% from 2018 to 2019. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 1.2%, or Won 613 billion, from Won 50,421 billion in 2018 to Won 49,808 billion in 2019 as internal revenue from inter-company transactions decreased by 1.8%, or Won 333 billion, from Won 18,063 billion in 2018 to Won 17,730 billion in 2019 primarily due to a decrease in our steel sales activities through trading subsidiaries, particularly POSCO International.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, decreased by 1.1%, or Won 251 billion, from Won 22,408 billion in 2018 to Won 22,157 billion in 2019 primarily due to decreases in POSCO International’s export trading sales of automobiles and machinery parts as well as steel and metal products, which was offset in part by an increase in revenue from the natural resources development activities of POSCO International.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, decreased by 1.8%, or Won 694 billion, from Won 38,319 billion in 2018 to Won 37,625 billion in 2019 as internal revenue from inter-company transactions decreased by 2.8%, or Won 443 billion, from Won 15,911 billion in 2018 to Won 15,468 billion in 2019 primarily due to a decrease in our steel sales activities through trading subsidiaries.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, increased by 2.6%, or Won 175 billion, from Won 6,769 billion in 2018 to Won 6,945 billion in 2019 primarily due to an increase in external revenue from construction projects in Korea.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, increased by 5.0%, or Won 367 billion, from Won 7,321 billion in 2018 to Won 7,688 billion in 2019 as internal revenue from inter-company transactions increased by 34.8%, or Won 192 billion, from Won 551 billion in 2018 to Won 743 billion in 2019. Such increase in internal revenue reflected an increase in the amount of construction activities for member companies of the POSCO Group in 2019 compared to 2018.

Others Segment. The Others Segment primarily includes power generation, manufacturing of various industrial materials and information technology services. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, decreased by 7.4%, or Won 256 billion, from Won 3,443 billion in 2018 to Won 3,187 billion in 2019, primarily due to decreases in revenue of

POSCO Energy Corporation and revenue from information technology services, which were offset in part by an increase in revenue of POSCO Chemical Co., Ltd. from an increase in sales volume of anode and cathode materials.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, decreased by 3.5%, or Won 215 billion, from Won 6,198 billion in 2018 to Won 5,983 billion in 2019 as external revenue decreased as discussed above. Such decrease was partially offset by an increase in internal revenue from inter-company transactions by 1.5%, or Won 41 billion, from Won 2,755 billion in 2018 to Won 2,796 billion in 2019 primarily due to an increase in inter-company sales related to POSCO ICT Co., Ltd.

Cost of Sales

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Steel Segment	￦	44,377	￦	45,642	￦	1,265	2.9%
Trading Segment		37,202		36,330		(872)	(2.3)
Construction Segment		6,651		7,155		504	7.6
Others Segment		5,603		5,324		(279)	(5.0)
Consolidation adjustments		(36,828)		(36,334)		494	(1.3)
Basis difference adjustments (1)		124		346		222	179.5

Cost of sales	￦	57,129	￦	58,462		1,333	2.3

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Our cost of sales increased by 2.3%, or Won 1,333 billion, from Won 57,129 billion in 2018 to Won 58,462 billion in 2019 due to increases in cost of sales of the Steel Segment and the Construction Segment, which were offset in part by decreases in cost of sales of the Trading Segment and the Others Segment. Specifically:

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation and basis difference adjustments, increased by 2.9%, or Won 1,265 billion, from Won 44,377 billion in 2018 to Won 45,642 billion in 2019 primarily due to an increase in the average prices in Won terms of certain raw materials used to manufacture our steel products, which was offset in part by a slight decrease in our sales volume of principal steel products produced by us and sold to external customers.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation and basis difference adjustments, decreased by 2.3%, or Won 872 billion, from Won 37,202 billion in 2018 to Won 36,330 billion in 2019 primarily due to decreases in export and domestic trading activities of POSCO International, which were offset in part by an increase in its natural resources development activities.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation and basis difference adjustments, increased by 7.6%, or Won 504 billion, from Won 6,651 billion in 2018 to Won 7,155 billion in 2019, reflecting the progress of large-scale construction projects in Korea.

Others Segment. The cost of sales of our Others Segment, prior to consolidation and basis difference adjustments, decreased by 5.0%, or Won 279 billion, from Won 5,603 billion in 2018 to Won 5,324 billion in 2019 primarily due to a decrease in the cost of sales of POSCO Energy Corporation.

Gross Profit

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Steel Segment	￦	6,044	￦	4,166	￦	(1,878)	(31.1)%
Trading Segment		1,117		1,295		178	16.0
Construction Segment		669		533		(136)	(20.4)
Others Segment		595		659		64	10.7
Consolidation adjustments		(453)		(403)		50	(11.1)
Basis difference adjustments (1)		53		73		20	37.7

Gross profit	￦	8,026	￦	6,324		(1,702)	(21.2)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

Our gross profit decreased by 21.2%, or Won 1,702 billion, from Won 8,026 billion in 2018 to Won 6,324 billion in 2019 primarily due to decreases in gross profit of the Steel Segment and the Construction Segment, which were offset in part by increases in gross profit of the Trading Segment and the Others Segment. Our gross margin, which is gross profit as a percentage of total revenue, decreased from 12.3% in 2018 to 9.8% in 2019.

Steel Segment. The gross profit of our Steel Segment, prior to consolidation and basis difference adjustments, decreased by 31.1%, or Won 1,878 billion, from Won 6,044 billion in 2018 to Won 4,166 billion in 2019 primarily due to an increase in the average prices in Won terms of certain raw materials used to manufacture our finished steel products that outpaced an increase in the average unit sales price per ton of the principal steel products produced by us and sold to external and internal customers during the period. In particular, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$69 in 2018 and US$93 in 2019. The gross margin of our Steel Segment decreased from 12.0% in 2018 to 8.4% in 2019.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation and basis difference adjustments, increased by 16.0%, or Won 178 billion, from Won 1,117 billion in 2018 to Won 1,295 billion in 2019 primarily due to an increase in gross profit from POSCO International’s natural resources development activities. The gross margin of our Trading Segment increased from 2.9% in 2018 to 3.4% in 2019.

Construction Segment. The gross profit of our Construction Segment, prior to consolidation and basis difference adjustments, decreased by 20.4%, or Won 136 billion, from Won 669 billion in 2018 to Won 533 billion in 2019 primarily reflecting a decrease in POSCO E&C’s participation in higher margin construction projects in 2019. The gross margin of our Construction Segment decreased from 9.1% in 2018 to 6.9% in 2019.

Others Segment. The gross profit of our Others Segment, prior to consolidation and basis difference adjustments, increased by 10.7%, or Won 64 billion, from Won 595 billion in 2018 to Won 659 billion in 2019 primarily due to an increase in the gross profit of POSCO Chemical Co., Ltd. The gross margin of our Others Segment improved from 9.6% in 2018 to 11.0% in 2019.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable	￦	75	￦	(28)	￦	(103)	N.A. (1)

Freight and custody expenses	￦	185	￦	180	￦	(4)	(2.3)%
Sales commissions		79		74		(5)	(6.5)
Sales promotion		14		10		(4)	(27.6)
Sales insurance premium		37		33		(5)	(12.4)
Contract cost		17		38		21	124.1
Others		37		33		(4)	(11.0)

Total selling expenses	￦	369	￦	368		(1)	(0.3)

Wages and salaries	￦	813	￦	841	￦	27	3.3%
Expenses related to post-employment benefits		73		89		16	21.3
Other employee benefits		176		178		2	0.9
Depreciation		101		131		30	29.7
Amortization		112		112		(0)	(0.2)
Taxes and public dues		72		79		7	9.7
Rental		70		40		(30)	(42.6)
Advertising		107		83		(24)	(22.7)
Research and development		108		110		2	1.8
Service fees		166		193		28	16.6
Others		186		185		(1)	(0.7)

Total other administrative expenses	￦	1,986	￦	2,041		56	2.8

Total selling and administrative expenses	￦	2,430	￦	2,381		(48)	(2.0)

(1)	N.A. means not applicable.

Our selling and administrative expenses decreased by 2.0%, or Won 48 billion, from Won 2,430 billion in 2018 to Won 2,381 billion in 2019, primarily due to an impairment loss on trade accounts and notes receivable in 2018 compared to a reversal of such impairment loss in 2019 as well as decreases in rental and advertising expenses, which were offset in part by increases in depreciation expenses and wages and salaries. Such factors were principally attributable to the following:

•

We recognized impairment loss on trade accounts and notes receivable of Won 75 billion in 2018 primarily related to impairment loss on trade accounts and notes receivables of POSCO E&C and its subsidiary in Vietnam. However, we recognized reversal of such impairment loss of Won 28 billion in 2019 primarily due to a reversal of impairment loss on trade accounts and notes receivables of POSCO E&C.

•

Our rental expenses decreased by 42.6%, or Won 30 billion, from Won 70 billion in 2018 to Won 40 billion in 2019 primarily due to the adoption of IFRS No. 16 in 2019 which has impacted rental expenses of POSCO E&C and POSCO International. See Note 2 of Notes to Consolidated Financial Statements.

•

Our advertising expenses decreased by 22.7%, or Won 24 billion, from Won 107 billion in 2018 to Won 83 billion in 2019 primarily reflecting our advertising activities in 2018 related to our sponsorship of the 2018 PyeongChang Olympic Games compared to no such advertising activities in 2019.

•

Our depreciation expenses increased by 29.7%, or Won 30 billion, from Won 101 billion in 2018 to Won 131 billion in 2019 primarily due to our adoption of IFRS No. 16 in 2019, under which we recognized depreciation expenses related to our right-of-use assets. See Note 2 of Notes to Consolidated Financial Statements.

•	Our wages and salaries increased by 3.3%, or Won 27 billion, from Won 813 billion in 2018 to Won 841 billion in 2019 primarily due to increases in base salaries at our domestic subsidiaries.

Other Operating Income and Expenses

The following table presents our impairment loss on other receivables and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount %
	(In billions of Won)
Impairment loss on other receivables	￦	63	￦	80	￦ 17	27.3%

Our impairment loss on other receivables increased by 27.3%, or Won 17 billion, from Won 63 billion in 2018 to Won 80 billion in 2019 primarily due to a decrease in our reversals of allowances for bad debt, as well as an increase in allowance for bad debt of POSCO International.

The following table presents a breakdown of our other operating income and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	27	￦	37	￦	10	37.9%
Gain on disposal of investments in subsidiaries, associates and joint ventures		45		28		(17)	(38.5)
Gain on disposal of property, plant and equipment		53		49		(4)	(7.1)
Gain on disposal of intangible assets		117		2		(115)	(98.4)
Gain on valuation of firm commitment		39		60		21	54.3
Gain on valuation of emission rights		—		25		25	N.A. (1)
Gain on disposal of emission rights		—		11		11	N.A. (1)
Reversal of other provisions		4		37		33	926.8
Others		238		201		(37)	(15.6)

Total other non-operating income	￦	524	￦	451		(73)	(13.9)

(1)	N.A. means not applicable.

Our other operating income decreased by 13.9%, or Won 73 billion, from Won 524 billion in 2018 to Won 451 billion in 2019, primarily due to decreases in gain on disposal of intangible assets and the recognition of a tax refund in 2018, which were partially offset by increases in reversal of other provisions and gain on valuation of emission rights. Such factors were principally attributable to the following:

•

Our gain on disposal of intangible assets decreased by 98.4%, or Won 115 billion, from Won 117 billion in 2018 to Won 2 billion in 2019 primarily due to a gain from exchange or disposal of emission allowances in 2018, compared to no such gain in 2019.

•	In 2018, we recognized a tax refund of Won 55 billion relating to a correction of the results of a tax investigation (which is included in “others”), compared to no such refund in 2019.

•

Our reversal of other provisions increased by 926.8%, or Won 33 billion, from Won 4 billion in 2018 to Won 37 billion in 2019 primarily due to a reversal of other provisions related to a lawsuit involving POSCO E&C.

•	We recognized gain on valuation of emission rights of Won 25 billion in 2019 compared to no such gain in 2018.

The following table presents a breakdown of our other operating expenses and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Impairment loss on assets held for sale	￦	51	￦	38	￦	(13)	(24.6)%
Loss on disposals of investments in subsidiaries, associates and joint ventures		5		7		1	25.1
Loss on disposals of property, plant and equipment		118		120		3	2.2
Impairment loss on property, plant and equipment		1,005		443		(562)	(55.9)
Impairment loss on investment property		51		33		(19)	(36.6)
Impairment loss on intangible assets		338		191		(146)	(43.4)
Loss on valuation of firm commitment		66		38		(29)	(43.1)
Idle tangible asset expenses		9		34		25	268.9
Increase to provisions		135		23		(112)	(82.9)
Donations		52		52		(1)	(1.0)
Others		185		112		(73)	(39.4)

Total other operating expenses	￦	2,014	￦	1,090		(924)	(45.9)

Our other operating expenses decreased by 45.9%, or Won 924 billion, from Won 2,014 billion in the 2018 to Won 1,090 billion in 2019, primarily due to decreases in impairment loss on property, plant and equipment and impairment loss on intangible assets. Such factors were principally attributable to the following:

•

Our impairment loss on property, plant and equipment decreased by 55.9%, or Won 562 billion, from Won 1,005 billion in 2018 to Won 443 billion in 2019. In 2018, we recognized impairment loss of Won 810 billion related to the discontinuation of our synthetic natural gas production facility in Gwangyang Works. In 2019, we recognized impairment loss of Won 205 billion incurred by POSCO SS VINA, Won 74 billion related to the discontinued operation of a ferro silicon facility in Pohang Works and Won 70 billion related to the discontinued operation of a compact endless cast-rolling mill in Gwangyang Works.

•

Our impairment loss on intangible assets decreased by 43.4%, or Won 146 billion, from Won 338 billion in 2018 to Won 191 billion in 2019. In 2018, our impairment loss on intangible assets related primarily to impairment loss on goodwill of Won 158 billion attributable to POSCO International and Won 66 billion attributable to POSCO E&C in connection with a decrease in value-in-use of such entities due to reduced expected cash flow arising from the uncertain global economic climate, as well as impairment of industrial property rights of Won 78 billion related to our investment in Hume Coal Pty Limited, a coal mining company in Australia. In 2019, we recognized write-offs of intangible assets of Won 118 billion related to the termination of the Block AD-7 exploration project in Myanmar by POSCO International.

Operating Profit

Due to the factors described above, our operating profit decreased by 20.3%, or Won 819 billion, from Won 4,042 billion in 2018 to Won 3,223 billion in 2019. Our operating margin decreased from 6.2% in 2018 to 5.0% in 2019.

Share of Profit of Equity-Accounted Investees

Our share of profit of equity-accounted investees increased by 143.0%, or Won 161 billion, from Won 113 billion in 2018 to Won 274 billion in 2019.

In 2018, we recognized a net gain for our proportionate share of equity-accounted investees of Won 113 billion primarily due to our share of gains of Won 75 billion of KOBRASCO, Won 70 billion of POSCO Mitsubishi Carbon Technology Ltd., Won 59 billion of Roy Hill Holdings Pty Ltd. and Won 30 billion of AES-VCM Mong Duong Power Company Limited, which were partially offset by our share of loss of Won 110 billion of CSP-Compania Siderurgica do Pecem.

In 2019, we recognized a net gain for our proportionate share of equity-accounted investees of Won 274 billion primarily due to our share of gains of Won 158 billion of Roy Hill Holdings Pty Ltd, Won 64 billion of South-East Asia Gas Pipeline Company Ltd., Won 56 billion of KOBRASCO and Won 28 billion of SNNC Co., Ltd., which were offset in part by our share of loss of Won 58 billion of CSP – Compania Siderurgica do Pacem. See Note 11 of Notes to Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Interest income	￦	337	￦	352	￦	15	4.5%
Dividend income		63		75		12	19.1
Gain on foreign currency transactions		716		825		109	15.2
Gain on foreign currency translations		212		206		(6)	(3.0)
Gain on derivatives transactions		248		196		(52)	(20.8)
Gain on valuations of derivatives		97		163		67	68.6
Gain on disposals of financial assets at fair value through profit or loss		9		9		(0)	(2.5)
Gain on valuations of financial assets at fair value through profit or loss		16		42		26	161.9
Others		7		3		(4)	(53.5)

Total finance income	￦	1,706	￦	1,872		166	9.7

Interest expenses	￦	741	￦	756		14	1.9%
Loss on foreign currency transactions		811		747		(64)	(7.9)
Loss on foreign currency translations		322		319		(2)	(0.7)
Loss on derivatives transactions		209		228		19	9.3
Loss on valuations of derivatives		41		47		7	16.7
Loss on disposal of trade accounts and notes receivable		40		37		(3)	(7.6)
Loss on disposal of financial assets at fair value through profit or loss		1		3		1	101.4
Loss on valuations of financial assets at fair value through profit or loss		59		66		6	10.8
Others		20		39		19	92.9

Total finance costs	￦	2,244	￦	2,242		(2)	(0.1)

We recognized net loss on foreign currency transactions of Won 95 billion in 2018 compared to a net gain on foreign currency transactions of Won 78 billion in 2019 and our net loss on foreign currency translations increased by 3.8%, or Won 4 billion, from Won 109 billion in 2018 to Won 113 billion in 2019, as the Won depreciated against the Dollar in 2018 and further depreciated in 2019. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from Won 1,071.4 to US$1.00 as of December 31, 2017 to Won 1,118.1 to US$1.00 as of December 31, 2018 and further depreciated to Won 1,157.8 to US$1.00 as of December 31, 2019. Against such fluctuations, our net gain on valuations of derivatives increased by 106.1%, or Won 60 billion, from Won 56 billion in 2018 to Won 116 billion in 2019, and we recognized a net gain on transactions of derivatives of Won 39 billion in 2018 compared to a net loss on transactions of derivatives of Won 32 billion in 2019.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes decreased by 13.5%, or Won 489 billion, from Won 3,616 billion in 2018 to Won 3,127 billion in 2019.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair value adjustments, elimination of inter-segment profits, income tax expense and basis difference, and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Steel Segment	￦	1,268	￦	586	￦	(682)	(53.8)%
Trading Segment		49		165		116	235.6
Construction Segment		0		28		28	N.M (2)
Others Segment		14		545		531	3,904.7
Goodwill and corporate fair value adjustments		(78)		(80)		(2)	3.2
Elimination of inter-segment profits		638		739		100	15.7
Income tax expense		1,671		1,071		(600)	(35.9)
Basis difference adjustments (1)		53		73		20	37.7

Profit before income taxes	￦	3,616	￦	3,127		(489)	(13.5)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 of Notes to Consolidated Financial Statements.

(2)	N.M. means not meaningful.

Income Tax Expense

Our income tax expense decreased by 35.4%, or Won 595 billion, from Won 1,684 billion in 2018 to Won 1,088 billion in 2019, primarily reflecting a decrease in profit before income tax described above. Our effective tax rate decreased from 46.6% in 2018 to 34.8% in 2019. In 2018, our effective tax rate was higher than the statutory rate of 27.5% primarily due to adjustments related to (i) non-deductible impairment loss related to a synthetic natural gas production facility in Gwangyang Works and (ii) a tax audit. In 2019, our effective tax rate was higher than the statutory rate primarily due to the effect of deductible temporary difference in our investments in subsidiaries, associates and joint ventures, for which no deferred tax assets were recognized. See Note 35 of Notes to Consolidated Financial Statements.

Profit

Due to the factors described above, our profit increased by 5.5%, or Won 106 billion, from Won 1,932 billion in 2018 to Won 2,038 billion in 2019.

Operating Results – 2017 Compared to 2018

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

The following table presents a breakdown of our other operating income and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	1	￦	27	￦	26	2,202.6%
Gain on disposal of investments in subsidiaries, associates and joint ventures		82		45		(37)	(44.7)
Gain on disposal of property, plant and equipment		32		53		21	65.3
Gain on disposal of intangible assets		23		117		94	400.8
Gain on valuation of firm commitment		56		39		(17)	(30.7)
Reversal of other provisions		—		4		4	N.A. (1)
Others		254		238		(16)	(6.3)

Total other operating income	￦	448	￦	524		75	16.7

(1)	N.A. means not applicable.

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

The following table presents a breakdown of our other operating expenses and changes therein for 2017 and 2018.

					Changes
	For the Year Ended December 31,				2017 versus 2018
	2017		2018		Amount		%
	(In billions of Won)
Impairment losses on assets held for sale	￦	—	￦	51	￦	51	N.A.	(1)%
Loss on disposal of investments in subsidiaries, associates and joint ventures		20		5		(15)	(73.9)
Loss on disposal of property, plant and equipment		151		118		(34)	(22.3)
Impairment losses on property, plant and equipment		117		1,005		887	757.0
Impairment losses on investment property		—		51		51	N.A.	(1)
Impairment losses on intangible assets		168		338		170	100.9
Increase to provisions		34		135		101	296.4
Loss on valuation of firm commitment		43		66		23	53.6
Donations		51		52		1	1.3
Idle tangible assets expenses		10		9		(1)	(11.8)
Others		96		185		89	92.7

Total other operating expenses	￦	691	￦	2,014		1,323	191.4

(1)	N.A. means not applicable.

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

Share of Profit (Loss) of Equity-Accounted Investees

Our share of profit of equity-accounted investees increased significantly, by Won 102 billion, from Won 11 billion in 2017 to Won 113 billion in 2018. In 2017, we recognized a net gain for our proportionate share of equity-accounted investees of Won 11 billion primarily due to our share of gains of Won 56 billion of KOBRASCO, Won 46 billion of Roy Hill Holdings Pty Ltd., Won 43 billion of South-East Asia Gas Pipeline Company Ltd. and Won 28 billion of POSCO Mitsubishi Carbon Technology Ltd., which were partially offset by our share of loss of Won 148 billion of CSP-Compania Siderurgica do Pecem. In 2018, we recognized a net gain for our proportionate share of equity-accounted investees of Won 113 billion primarily due to our share of gains of Won 75 billion of KOBRASCO, Won 70 billion of POSCO Mitsubishi Carbon Technology Ltd., Won 59 billion of Roy Hill Holdings Pty Ltd. and Won 30 billion of AES-VCM Mong Duong Power Company Limited, which were partially offset by our share of loss of Won 110 billion of CSP-Compania Siderurgica do Pecem. See Note 11 of Notes to Consolidated Financial Statements.

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

Income Tax Expense

Our income tax expense increased by 42.0%, or Won 498 billion, from Won 1,186 billion in 2017 to Won 1,684 billion in 2018. Our effective tax rate increased from 29.0% in 2017 to 46.6% in 2018 primarily due to the following:

•

an increase in income tax expenses from Won 28 billion in 2017 to Won 272 billion in 2018 (that resulted in an increase in effective tax rate of 6.8%) in connection with non-deductible impairment losses on property, plant and equipment that we recognized on our synthetic natural gas production facility in Gwangyang in 2018.

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

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	(In billions of Won)
Net cash provided by operating activities	￦	5,607	￦	5,870	￦	6,005
Net cash used in investing activities		(3,818)		(2,648)		(3,683)
Net cash used in financing activities		(1,566)		(3,195)		(1,512)
Effect of exchange rate fluctuation on cash held		(59)		5		62
Cash and cash equivalents at beginning of the period		2,448		2,613		2,644
Cash and cash equivalents at end of the period		2,613		2,644		3,515
Net increase in cash and cash equivalents		165		31		871

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we also use cash for repurchases of our shares.

Net cash used in investing activities was Won 3,818 billion in 2017, Won 2,648 billion in 2018 and Won 3,683 billion in 2019. Our cash outflows for acquisition of property, plant and equipment were Won 2,288 billion in 2017, Won 2,136 billion in 2018 and Won 2,519 billion in 2019. We plan to spend approximately Won 6.0 trillion in capital expenditures in 2020, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term financial instruments of Won 1,697 billion in 2017, Won 1,068 billion in 2018 and Won 647 billion in 2019.

In our financing activities, we used cash of Won 3,136 billion in 2017, Won 3,136 billion in 2018 and Won 3,747 billion in 2019 for repayments of borrowings. We paid dividends on common stock in the amount of Won 863 billion in 2017, Won 724 billion in 2018 and Won 946 billion in 2019. In April 2020, we entered into a trust contract to engage in repurchases of our shares until April 2021 for up to Won 1.0 trillion.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38(b) of Notes to Consolidated Financial Statements. The following table sets forth the amount of long-term debt and lease obligations as of December 31, 2019.

	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	15,230	￦	3,118	￦	6,851	￦	3,599	￦	1,662
Interest payments on long-term debt (b)		1,290		503		520		202		66
Lease obligations		242		34		107		78		23
Purchase obligations (c)		24,311		10,047		8,958		3,637		1,669
Long-term shipping service contract		21,079		2,329		4,659		4,659		9,423
Accrued severance benefits (d)		2,902		280		603		483		1,536

Total	￦	65,054	￦	16,311	￦	21,698	￦	12,658	￦	14,379

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)

As of December 31, 2019, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2019 in calculating the interest payments on long-term debt for the periods indicated.

(c)

Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2019, 102 million tons of iron ore and 11 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2019 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(d)

Represents, as of December 31, 2019, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities increased by 2.3%, or Won 135 billion, from Won 5,870 billion in 2018 to Won 6,005 billion in 2019. Our gross cash flow from our sales activities decreased as discussed above. However, we recorded cash outflow related to the buildup of inventories in 2018 compared to cash inflow related to more efficient management of inventories in 2019, which in turn positively impacted our net cash provided by operating activities. On the other hand, we recorded cash inflow related to our management of trade accounts and notes payable in 2018 compared to cash outflow in 2019, which in turn negatively impacted our net cash provided by operating activities. In addition, cash outflows related to income taxes paid increased from Won 1,140 billion in 2018 to Won 1,513 billion in 2019.

We had net repayments of borrowings, after adjusting for proceeds from borrowings, of Won 1,410 billion in 2017 and Won 374 billion in 2018 and net proceeds from borrowings, after adjusting for repayments of borrowings, of Won 1,900 billion in 2019. We had net proceeds of short-term borrowings, after deducting for repayment of short-term borrowings, of Won 558 billion in 2017, and net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 855 billion in 2018 and Won 2,195 billion in 2019. Long-term borrowings, excluding current installments, were Won 9,789 billion as of December 31, 2017, Won 9,920 billion as of December 31, 2018 and Won 11,893 billion as of December 31, 2019. Total short-term borrowings and current installments of long-term borrowings were Won 11,275 billion as of December 31, 2017, Won 10,290 billion as of December 31, 2018 and Won 8,548 billion as of December 31, 2019. Outstanding hybrid bonds were Won 997 billion as of December 31, 2017 and Won 199 billion as of December 31, 2018 and 2019. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 38.99% as of December 31, 2017, 37.64% as of December 31, 2018 and 35.43% as of December 31, 2019.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 12,354 billion as of December 31, 2017, Won 14,721 billion as of December 31, 2018 and Won 18,593 billion as of December 31, 2019. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 2,613 billion as of December 31, 2017, Won 2,644 billion as of December 31, 2018 and Won 3,515 billion as of December 31, 2019. See Notes 5 and 10 of Notes to Consolidated Financial Statements. Our holding of other receivables and other short-term financial assets were Won 8,682 billion as of December 31, 2017, Won 9,467 billion as of December 31, 2018 and Won 10,578 billion as of December 31, 2019. As of December 31, 2019, approximately 14% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 1,064 billion as of December 31, 2019, none of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 2,288 billion in 2017, Won 2,136 billion in 2018 and Won 2,519 billion in 2019. We plan to spend approximately Won 6.0 trillion in capital expenditures in 2020, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products, improvements in the efficiency of older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel businesses. The following table sets out the major items of our capital expenditures as of December 31, 2019:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2019
		(In billions of Won)
Rationalization of furnace no. 3 at Gwangyang Works and construction of facilities for removing nitrogen oxide during iron ore processing at Pohang Works	December 2021	￦	2,027	￦	1,159
Construction of by-product gas plant at Pohang Works and expansion of hyper-strength steel manufacturing facilities at Gwangyang Works	August 2022		615		474
Construction of cathode materials production facilities at Gwangyang Works	March 2020		225		73

Additional major capital expenditure projects that we plan to start in 2020 include the following:

Project	Expected Spending in 2020		Expected Spending in 2021		Expected Spending in 2022		Total
			(In billions of Won)
Rationalization and upgrading of facilities at Gwangyang Works and Pohang Works related to periodic maintenance and improvement of steel products	￦	233	￦	816	￦	670	￦	1,720
Rationalization and upgrading of facilities at Gwangyang Works and Pohang Works related to cost reduction		122		239		317		678
Construction and expansion of anode materials production facilities		59		66		—		125

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2019, POSCO Technical Research Laboratories employed 914 personnel, including 500 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

Our research and development program has filed approximately 44,500 industrial rights applications relating to steel-making technology, approximately 14,000 of which were registered as of December 31, 2019, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D. Trend	Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Off-balance Sheet Arrangements

As of December 31, 2018 and 2019, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Inside Directors

As of March 31, 2020, our Inside Directors are as follows:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Choi, Jeong-Woo	Chief Executive Officer and Representative Director	—	2	62	March 2021
Chang, In-Hwa	President and Representative Director	Head of Steel Business Unit	3	64	March 2021
Chon, Jung-Son	Senior Executive Vice President	Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division	2	57	March 2021
Kim, Hag-Dong	Senior Executive Vice President	Head of Steel Production & Technology Division	1	60	March 2021
Jeong, Tak	Senior Executive Vice President	Head of Marketing Division	1	60	March 2021

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA.

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Chung, Moon-Ki	Chairman	Professor of Accounting, Sungkyunkwan University	3	60	March 2022
Kim, Joo-Hyun	Director	Former President, the Financial News	5	67	March 2021
Bahk, Byong-Won	Director	Former Chairman, Korea Employers Federation	5	67	March 2021
Kim, Shin-Bae	Director	Former Vice Chairman, SK Group	3	65	March 2022
Chang, Seung-Wha	Director	Professor of Law, Seoul National University	2	56	March 2023
Kim, Sung-Jin	Director	Former Minister, Ministry of Oceans and Fisheries	2	70	March 2021
Pahk, Heui-Jae	Director	Professor of Mechanical & Aerospace Engineering, Seoul National University	1	58	March 2022

The term of office of the Director elected in March 2020 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of March 19, 2020:

Name	Position	Responsibility and Division	Age

Oh, Gyu-Seok	Senior Executive Vice President	Head of New Growth Business Unit	57

Kim, Jhi-Yong	Senior Executive Vice President	President, PT Krakatau POSCO Co., Ltd.	58

Chung, Chang-Hwa	Senior Executive Vice President	Head of Management Support Division	59

Yoo, Byeong-Og	Senior Executive Vice President	Head of Purchasing and Investment Division	58

Lee, Si-Woo	Senior Executive Vice President	Head of Gwangyang Works	60

Lee, Duk-Lak	Senior Executive Vice President	Head of Technical Research Laboratories	60

Nam, Soo-Hi	Senior Executive Vice President	Head of Pohang Works	61

Lee, Sung-Wook	Senior Executive Vice President	Head of Legal Affairs Office	56

Kim, Gyo-Sung	Executive Vice President	Head of Automotive Steel Research Lab	59

Yang, Weon-Jun	Executive Vice President	Head of Corporate Citizenship Office	55

Lim, Seung-Kyu	Executive Vice President	Head of Finance Office	57

Choo, Se-Don	Executive Vice President	Head of Steel Solution Research Lab	59

Jung, Duk-Kyoon	Executive Vice President	Head of Information Planning Office	58

Choi, In-Suk	Executive Vice President	Deputy Head of Pohang Works (Administration)	57

Lee, Ju-Tae	Executive Vice President	Head of Corporate Strategy Office	56

Ha, Dae-Ryong	Executive Vice President	Head of Europe Office	56

Kim, Soon-Ki	Executive Vice President	Head of Labor and Cooperation Office	56

Kim, Bok-Tae	Executive Vice President	Logistics Integration TF Team Leader	58

Kim, Jeoung-Su	Executive Vice President	Deputy Head of Gwangyang Works (Administration)	57

Kim, Kwang-Moo	Executive Vice President	Head of Steel Business Planning & Coordination Office	56

Kim, Kyung-Han	Executive Vice President	Head of International Trade Office	55

Kim, Min-Chul	Executive Vice President	Head of Investment Planning & Engineering Office	58

Kim, Ki-Soo	Executive Vice President	Head of Process and Engineering Research Lab	55

Choi, Yong-Jun	Executive Vice President	Deputy Head of Pohang Works (Process & Quality)	56

Lee, Jae-Yeol	Executive Vice President	Head of Business & Administration Support Office	59

Park, Hyeon	Senior Vice President	Head of Safety & Environmental Planning Office	53

Song, Kyung-Hwa	Senior Vice President	Head of Stainless Steel Marketing Office	58

Lee, Jean-Su	Senior Vice President	Deputy Head of Gwangyang Works (Hot and Cold Rolling)	57

Kim, Young-Joong	Senior Vice President	Head of Marketing Strategy Office	55

Song, Yong-Sam	Senior Vice President	Head of Automotive Materials Marketing Office	57

Lee, Yu-Kyung	Senior Vice President	Head of Plant, Equipment and Materials Procurement Office	53

Lee, Hee-Geun	Senior Vice President	Deputy Head of Pohang Works (Iron and Steel Making)	58

Lee, Ju-Hyeob	Senior Vice President	Deputy Head of Pohang Works (Stainless Steel Production)	56

An, Geun-Sik	Senior Vice President	Deputy Head of Gwangyang Works (Process & Quality)	59

Lee, Kyung-Sub	Senior Vice President	Head of Investment Strategy Office	55

Jung, Bum-Su	Senior Vice President	Deputy Head of Gwangyang Works (Maintenance)	56

Name	Position	Responsibility and Division	Age

Nam, Jae-Bok	Senior Vice President	Giga Steel Commercialization TF Team Leader, Gwangyang Works	59

Lee, Sang-Ho	Senior Vice President	Head of Production Division, PT Krakatau POSCO Co., Ltd.	56

Kim, Sang-Gyun	Senior Vice President	Head of Construction Steel Materials Marketing Office	56

Chung, Seok-Mo	Senior Vice President	Head of LiB Materials Business Office	54

Kim, Won-Hee	Senior Vice President	Head of Global Infra Business Management Office	55

Ahn, Sang-Bog	Senior Vice President	Head of Steel Product Research Lab	58

Han, Soo-Ho	Senior Vice President	PT KP Downstream Construction Cooperation TF Team Leader	59

Choi, Young	Senior Vice President	Head of Communication Office	52

Lee, Cheol-Ho	Senior Vice President	Head of Labor and Management Development Group	55

Yoon, Chang-Woo	Senior Vice President	Head of Electrical and Electronic Materials Marketing Office	56

Jeong, Dae-Hyung	Senior Vice President	Head of Business Assessment Office	52

Yang, Byeong-Ho	Senior Vice President	Head of Human Resources and Corporate Culture Office	54

Hwang, Guy-Sam	Senior Vice President	Deputy Head of Pohang Works (Hot and Cold Rolling)	56

Kim, Sang-Chul	Senior Vice President	Head of Energy and Shipbuilding Materials Marketing Office	53

Cho, Ju-Ik	Senior Vice President	Head of New Growth Planning Office	55

Kim, Yong-Soo	Senior Vice President	Head of Human Resources Management Office	55

Oh, Kyung-Shik	Senior Vice President	PosMC Technology Development TF Team Leader	62

Kim, Kyeong-Chan	Senior Vice President	Head of Steel Business Planning & Coordination Group	51

Choi, Jong-Kyo	Senior Vice President	High Manganese Steel Solutions TF Team Leader	59

Chung, Kyung-Jin	Senior Vice President	Head of Corporate Audit Office	55

Song, Chi-Young	Senior Vice President	Deputy Head of Pohang Works (Safety and Environment)	56

Choun, Si-Youl	Senior Vice President	Head of Steel Production Technology Strategy Office	55

Kang, Sung-Wook	Senior Vice President	Head of Raw Materials Office I	55

Lee, Chan-Gi	Senior Vice President	Deputy Head of Pohang Works (Maintenance)	57

Lee, Chang-Hyun	Senior Vice President	Deputy Head of Gwangyang Works (Safety and Environment)	59

Park, Sung-Jin	Senior Vice President	Head of Industry-Academy-Research Cooperation Office	52

Do, Han-Eui	Senior Vice President	Head of International Trade, Europe Office	55

Kim, Hee	Senior Vice President	Head of Steel Production Coordination Office	53

Park, Nam-Sik	Senior Vice President	Head of Sales & Production and Technology Planning Group	53

Yang, Keun-Sik	Senior Vice President	Head of Global Quality & Service Management Office	57

Kim, Dae-Up	Senior Vice President	Head of Hot Rolled Steel & Wire Rod Marketing Office	56

Yoon, Sung-Won	Senior Vice President	Head of Raw Materials Office II	55

Lee, Dong-Ryeol	Senior Vice President	Deputy Head of Gwangyang Works (Iron and Steel Making)	56

Item 6.B.	Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2019, the aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 47 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 12 billion.

Among those who received total annual compensation exceeding Won 500 million in 2019, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2019	Long-term Incentive Compensation for Payment Subsequent to 2019
		(In millions of Won)

You, Seong	Former Senior Executive Vice President	2,143	287

Choi, Jeong-Woo	Chief Executive Officer and Representative Director	1,617	—

Oh, In-Hwan	President and Representative Director	1,450	186

Chang, In-Hwa	President and Representative Director	1,141	—

Min, Kyung-Jun	Former Senior Executive Vice President	1,135	—

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

Director Candidate Recommendation and Management Committee

The Director Candidate Recommendation and Management Committee is composed of three Outside Directors, Bahk, Byong-Won, Kim, Joo-Hyun and Pahk, Heui-Jae, and one Inside Director, Chon, Jung-Son. The Director Candidate Recommendation and Management Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. It also reviews operational matters of our board of directors. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation and Management Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Chang, Seung-Wha, Kim, Joo-Hyun, Kim, Shin-Bae and Kim, Sung-Jin. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance and Related Party Transactions Committee

The Finance and Related Party Transactions Committee is composed of three Outside Directors, Chang, Seung-Hwa, Kim, Shin-Bae, Kim, Sung-Jin and one Inside Director, Chang, In-Hwa. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities. It also reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act.

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

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Chung, Moon-Ki, Bahk, Byong-Won and Pahk, Heui-Jae.

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

Item 6.D. Employees

As of December 31, 2019, we had 35,261 employees, including 17,758 persons employed by our subsidiaries. Of the total number of employees, approximately 80% are technicians and skilled laborers and 20% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 33,784 employees, including 16,634 persons employed by our subsidiaries, as of December 31, 2018, and 32,287 employees, including 15,232 persons employed by our subsidiaries, as of December 31, 2017.

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

As of December 31, 2019, our employees owned, through our employee stock ownership association, approximately 1.71% of our common stock in their employee accounts.

Item 6.E.	Share Ownership

The persons who are currently our Directors or executive officers held, as a group, 35,388 common shares as of March 31, 2020, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Choi, Jeong-Woo	1,526
Kim, Hag-Dong	1,460
Chang, In-Hwa	1,389
Kim, Soon-Ki	1,332
Jeong, Tak	1,299
Chon, Jung-Son	1,262
Yoo, Byeong-Og	1,149
Kim, Gyo-Sung	1,041
Lee, Chang-Hyun	1,023
Nam, Soo-Hi	987
Lee, Si-Woo	905
Choi, In-Suk	859
Song, Chi-Young	800
Lee, Duk-Lak	774
Kim, Bok-Tae	738
Lee, Chan-Gi	737
Lim, Seung-Kyu	692
Kim, Min-Chul	680
Chung, Chang-Hwa	650
Lee, Jean-Su	648
Lee, Ju-Tae	623
Jung, Bum-Su	583
Kim, Jeoung-Su	578
Yang, Weon-Jun	576
Park, Hyeon	523
Lee, Cheol-Ho	509
Choo, Se-Don	505
Oh, Gyu-Seok	500
Lee, Ju-Hyeob	500
Lee, Jae-Yeol	450
Kim, Dae-Up	441
Lee, Yu-Kyung	437
Kim, Hee	433
Ahn, Sang-Bog	420

Name	Number of Common Shares
Ha, Dae-Ryong	402
Kim, Jhi-Yong	385
Kim, Sang-Gyun	380
Kim, Ki-Soo	373
Han, Soo-Ho	359
Choi, Young	355
Kim, Young-Joong	350
Choi, Yong-Jun	344
Lee, Hee-Geun	335
Choi, Jong-Kyo	324
Lee, Sang-Ho	312
An, Geun-Sik	300
Chung, Kyung-Jin	294
Oh, Kyung-Shik	274
Choun, Si-Youl	264
Song, Yong-Sam	260
Park, Nam-Sik	244
Nam, Jae-Bok	217
Yang, Keun-Sik	208
Lee, Sung-Wook	200
Kim, Kyung-Han	200
Lee, Kyung-Sub	200
Chung, Seok-Mo	200
Kim, Sang-Chul	200
Cho, Ju-Ik	200
Park, Sung-Jin	200
Hwang, Guy-Sam	157
Jeong, Dae-Hyung	130
Yang, Byeong-Ho	123
Kim, Won-Hee	120
Kang, Sung-Wook	104
Yoon, Chang-Woo	100
Lee, Dong-Ryeol	100
Kim, Kwang-Moo	73
Yoon, Sung-Won	50
Kim, Yong-Soo	12
Jung, Duk-Kyoon	10

Total	35,388

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2019.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	10,291,670	11.80%
BlackRock Fund Advisors(1) (2) (3)	5,429,071	6.23
Nippon Steel Corporation(1)	2,894,712	3.32
Samsung Group and subsidiaries(2)	2,401,789	2.75
GIC Private Limited	1,777,316	2.04
Others	64,392,277	73.86

Total issued shares of common stock	87,186,835	100.00%

(1)	Includes ADRs.
(2)	Includes shares held by subsidiaries and others.
(3)	The number of shares owned by the shareholder is based on the status report of large-scale shareholders filed with the Korea Exchange on April 16, 2019.

As of December 31, 2019, there were 8,706,978 shares of common stock outstanding in the form of ADRs, representing 9.99% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 of Notes to Consolidated Financial Statements.

As of December 31, 2017, 2018 and 2019, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-143.

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

In 2013, the Korea Fair Trade Commission imposed a total fine of Won 108.6 billion on us and POSCO Coated & Color Steel Co., Ltd. (“POSCO Coated & Color Steel”), our consolidated subsidiary, as well as two corrective orders on us for alleged antitrust violations in Korea relating to galvanized steel sheets and color sheets. Subsequent to paying such fines, we and POSCO Coated & Color Steel each filed for judicial review of such fines in the Seoul High Court in February 2013. In July 2015, the Seoul High Court ruled in our favor for the Won 89.3 billion fine imposed on us, which was subsequently appealed by the Korea Fair Trade Commission to the Supreme Court of Korea. In November 2016, the Supreme Court of Korea vacated the Seoul High Court’s ruling and remanded the proceeding in November 2016. In February 2019, the Seoul High Court revoked the fine and one of the two corrective orders initially imposed on us, which was subsequently appealed by both us and the Korea Fair Trade Commission. In July 2019, the Supreme Court of Korea dismissed the appeal, and the Korea Fair Trade Commission is recalculating the fine to be imposed on us. We intend to continue to vigorously defend against such administrative action if necessary. In January 2016, the Seoul High Court ruled against POSCO Coated & Color Steel with respect to the fine of Won 19.3 billion imposed against it. POSCO Coated & Color Steel appealed with respect to Won 3.0 billion of such fine, which it lost in November 2016.

In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO International), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO International). The total claim amount is 4.46 billion Indian Rupees, and POSCO International recorded provision of Won 22 billion relating to its portion of the guarantee alleged by Industrial Development Bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO International’s provision is classified as a non-current liability as of December 31, 2019.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends starting in the second half of 2016), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2019. Of these shares and as of such date, 80,115,641 shares were outstanding and 7,071,194 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2015	6,000	2,000	8,000
2016	5,750	2,250	8,000
2017	3,500	4,500	8,000
2018	5,000	5,000	10,000
2019	4,000	6,000	10,000

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

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2019, 34,827,912 ADSs representing 8,706,978 common shares were outstanding, representing 9.99% of total issued shares of common stock.

Item 9.B. Plan of Distribution

Not applicable

Item 9.C. Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D. Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2019, 87,186,835 Common Shares were issued, of which 7,071,194 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

•	offered publicly or to underwriters for underwriting pursuant to the FSCMA and other applicable regulations;

•	issued to members of our employee stock ownership association pursuant to the FSCMA and other applicable regulations;

•	represented by depositary receipts pursuant to the FSCMA and other applicable regulations;

•	issued in a general public offering pursuant to a board resolution in accordance with the FSCMA and other applicable regulations, the amount of which is no more than 10% of the outstanding Shares;

•	issued to our creditors pursuant to a debt-equity swap;

•	issued to domestic or foreign entities pursuant to a joint venture agreement, strategic coalition or technology license or transfer agreement when deemed necessary for management purposes; or

•	issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.

In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 2 trillion, to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2019, our employees owned, through our employee stock ownership association, approximately 1.71% of our common stock in their employee accounts.

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

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 15 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the Shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of Shares may continue while the register of shareholders is closed. However, pursuant to the Act on Electronic Registration of Stocks, Bonds, etc., which became effective on September 16, 2019, the closure of the register of shareholders is not required in order to determine the shareholders entitled to certain shareholder rights. Instead, we may set the record date by a board resolution and determine the shareholders of record as of such record date without closing the register of shareholders.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of a listed company’s shares with voting rights, whether in the form of shares or ADSs, certificates representing the rights to subscribe for Shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively, “Equity Securities”) together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person accounts for 5% or more of the total outstanding Equity Securities of such listed company is required to report the status and the purpose (whether or not to exert an influence on management control over the issuer) of the holdings to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the purpose of holding such ownership interest or a change in the ownership interest subsequent to the report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change. However, the reporting deadline of such reporting requirement is extended (1) for certain professional investors, as specified by the Presidential Decrees under the FSCMA, (i) to the tenth day of the month immediately following the month of such change in their shareholding if the shares are held with the intention of actively exercising shareholder rights as provided by the applicable laws, but without the intention of exercising management control or (ii) to the tenth day of the month immediately following the quarter of such change in their shareholding if the shares are held for portfolio investment purposes; and (2) for persons other than such professional investors, (i) to the tenth business day of the date of such change in their shareholding if the shares are held with the intention of exercising the statutory rights of shareholders as provided by the applicable laws, but without the intention of exercising management control or (ii) to the tenth day of the month immediately following the month of such change in their shareholding if the shares are held for portfolio investment purposes. Those who report the purpose of shareholding as management control of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to their report under the FSCMA.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may issue an order to dispose of Equity Securities for which the reporting requirements were violated.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of a listed company’s voting stock accounts for 10% or more of the total issued and outstanding voting stock (a “major stockholder”) must report the status of his or her shareholding to the Securities and Futures Commission and the Korea Exchange within five business days after he or she becomes a major stockholder. In addition, any change in his or her ownership interest subsequent to the report must be reported to the Securities and Futures Commission and the Korea Exchange within five business days. However, the reporting deadline of such reporting requirement is extended (i) to the tenth day of the month immediately following the month of such change in their shareholding for certain professional investors, as specified by the Presidential Decree under the FSCMA, who hold shares with the intention of actively exercising shareholder rights as provided by the applicable laws, but without the intention of exercising management control or (ii) to the tenth day of the month immediately following the quarter of such change in their shareholding if the shares are held for portfolio investment purposes. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public service corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public service corporations may set a ceiling on the acquisition of shares by a single foreign investor according to its articles of incorporation. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights and in the amount of not less than Won 10 million of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Law, which is, in general, subject to report to, and acceptance by, the Ministry of Trade, Industry & Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. Changes in ownership of a Korean company by a foreign direct investor, as well as changes in certain aspects of the foreign direct investment (including changes in the foreign direct investor’s name, address or business), are also subject to reporting requirements.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.45% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.25% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.45% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 or 2019 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common stock or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common stock or ADSs, including the application of the rules to their particular circumstances.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net loss on valuation of derivatives of Won 162 billion and net loss on derivatives transactions of Won 26 billion in 2017, net gain on valuation of derivatives of Won 56 billion and net gain on derivatives transactions of Won 39 billion in 2018 and net gain on valuation of derivatives of Won 116 billion and net loss on derivatives transactions of Won 32 billion in 2019.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2017				2018				2019
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(173)	￦	173	￦	(204)	￦	204	￦	(174)	￦	174
Japanese Yen		(54)		54		(29)		29		(17)		17
Euro		10		(10)		15		(15)		41		(41)

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

	For the Years Ended December 31,
	2017		2018		2019
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	100	￦	85	￦	79

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2019 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2019		December 31, 2018
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	1,105	882	1,008	150	449	2,968	6,562	6,475	5,707	5,620
Average weighted rate (1)	2.41%	3.35%	2.18%	2.79%	2.01%	0.33%	1.55%		2.92%
Variable rate	252	78	30	3	0	7	370	369	512	511
Average weighted rate (1)	2.71%	3.86%	2.84%	0.49%	0.00%	1.60%	2.93%		2.80%

Sub-total	1,357	960	1,038	153	449	2,975	6,932	6,844	6,219	6,131

Foreign currency, principally Dollars and Yen:
Fixed rate	2,666	1,230	658	612	573	331	6,070	5,990	6,026	5,944
Average weighted rate (1)	3.71%	3.89%	2.16%	4.06%	2.78%	0.55%	3.41%		3.33%
Variable rate	3,832	900	317	215	38	2,139	7,441	7,439	7,964	7,966
Average weighted rate (1)	2.90%	3.32%	2.67%	2.78%	5.15%	6.67%	4.03%		4.80%

Sub-total	6,498	2,130	975	827	611	2,470	13,511	13,429	13,909	13,910

Total	7,855	3,090	2,013	980	1,060	5,445	20,443	20,273	20,209	20,041

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2019, we received approximately $1.5 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a.    Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

c.    Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG”), on the effectiveness of our internal control over financial reporting as of December 31, 2019 is included in Item 18 of this Form 20-F.

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

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG, in 2018 and 2019:

	For the Year Ended December 31,
	2018		2019
	(In millions of Won)
Audit fees	￦	6,019	￦	7,448
Audit-related fees		167		422
Tax fees		841		1,002
Other fees		989		971

Total fees	￦	8,016	￦	9,843

Audit fees in 2018 and 2019 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2018 and 2019 as set forth in the above table are fees billed by KPMG for issuing comfort letters in connection with our securities offering.

Tax fees in 2018 and 2019 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

Other fees in 2018 and 2019 as set forth in the above table are fees billed by KPMG in connection with statutory audits unrelated to the audit of our annual financial statements.

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

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2019:

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

Item 16.H. Mine Safety Disclosure

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.1	—	Articles of Incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	—	Interactive Data Files (XBRL-related Documents)

*	Filed previously

(P) Paper filing

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

POSCO:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2019, the Company has changed its methods of accounting for leases due to the adoption of IFRS No.16, Leases.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2018, the Company has changed its method of accounting for revenue recognition due to adoption of IFRS No. 15, Revenue from contracts with customers.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(a)	Assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation cash generating unit

As discussed in Notes 3 and 15 to the consolidated financial statements, goodwill amounted to ￦1,097,809 million as of December 31, 2019, of which ￦951,434 million related to the cash generating unit (“CGU”) of POSCO INTERNATIONAL Corporation. The Company performs goodwill impairment testing on an annual basis irrespective of whether there is any indication of impairment and whenever there is an indication that the CGU may be impaired. Recoverable amount of POSCO INTERNATIONAL Corporation was determined based on value-in-use.

We identified the assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation CGU as a critical audit matter. Goodwill impairment has been recognized in 2018, indicating a higher risk that the goodwill may continue to be impaired in 2019 and therefore involved a high degree of challenging, subjective and complex auditor judgment. Specifically, estimated sales, discount rate and terminal growth rate were challenging to test as minor changes in those assumptions would have had a significant effect on the Company’s assessment of the carrying value of the goodwill.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s goodwill impairment assessment process, including controls related to the determination of value-in-use of the CGU and the development of the estimated sales, discount rate and terminal growth rate assumptions. We evaluated the estimated sales by comparing the growth assumptions to the latest financial budgets approved by the board of directors, historical performance and industry reports. We compared the estimated sales prepared in prior year with the current year’s actual results to assess the Company’s ability to accurately forecast. We performed sensitivity analysis over the estimated sales, discount rate and terminal growth rate to assess their impact on the conclusion reached in the Company’s goodwill impairment assessment. We involved valuation professionals with specialized skill and knowledge, who assisted us in evaluating the discount rate used in the valuation by comparing it against a discount rate that was independently developed using observable information for comparable entities.

(b)	Evaluation of estimated total contract costs at completion for construction contract revenue recognition

As discussed in Notes 3, 28 and 29 to the consolidated financial statements, revenue from construction contracts amounted to ￦7,339,399 for the year ended December 31, 2019. When contract revenue and contract cost can be reliably estimated, the Company recognizes contract revenue over time based on the percentage of completion. The percentage of completion is determined based on the proportion of contract costs incurred to date, excluding contract costs incurred that do not reflect the stage of completion, bear to the estimated total contract costs at completion.

We identified evaluation of estimated total contract costs at completion for construction contract revenue recognition as a critical audit matter. It requires subjective and complex auditor judgments in evaluating the underlying assumptions, including estimated material costs, labor costs and outsourcing costs, for construction contracts over a long term duration. Changes in these assumptions may have a significant impact on the amount of estimated total contract costs at completion, which has a significant impact on the amount of revenue recognized during a specific period.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the determination of estimated total contract costs at completion for construction contracts, including controls over the assumptions used to develop the estimated total contract costs at completion. We evaluated the estimated total contract costs at completion by:

–

inspecting the documentation prepared by the person in charge of construction field regarding rationale and reliability of the estimated total contract costs at completion including estimated material costs, labor costs and outsourcing costs to complete the construction for major projects;

–

questioning the person in charge of construction field, and inspecting source documentation to test each of the three assumptions of the estimated total contract costs at completion for new major projects commenced in 2019;

–

questioning the Company’s finance manager and the person in charge of construction field, and inspecting documents as to the cause of the changes in estimated total contract costs at completion made during 2019 for selected projects; and

–

assessing the Company’s ability to accurately forecast estimated total contract costs at completion, comparing the actual total contract costs for construction contracts completed during 2019 against the estimated total contract costs at completion in prior year’s estimate.

/s/ KPMG Samjong Accounting Corp.

We have served as the Company’s auditor since 2008.

Seoul, Korea

April 29, 2020

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders and Board of Directors

POSCO:

Opinion on Internal Control over Financial Reporting

We have audited POSCO and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2020

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2019

(in millions of Won)	Notes	December 31, 2018		December 31, 2019
Assets
Cash and cash equivalents	4,5,23	￦	2,643,865	3,514,872
Trade accounts and notes receivable, net	6,17,23,29,37		9,130,204	9,070,031
Other receivables, net	7,23,37		1,385,629	1,581,517
Other short-term financial assets	8,23		8,081,096	8,996,049
Inventories	9		12,153,303	11,230,759
Current income tax assets	35		51,557	45,930
Assets held for sale	10		21,854	74,158
Other current assets	16		684,464	631,177

Total current assets			34,151,972	35,144,493

Long-term trade accounts and notes receivable, net	6,23		427,125	198,785
Other receivables, net	7,23,37		863,240	1,140,879
Other long-term financial assets	8,23		1,647,898	1,669,389
Investments in associates and joint ventures	11		3,650,003	3,927,755
Investment property, net	13		928,615	878,227
Property, plant and equipment, net	14		30,018,273	29,925,973
Intangible assets, net	15		5,170,825	4,908,473
Defined benefit assets, net	21		1,489	4,280
Deferred tax assets	35		1,408,787	1,247,313
Other non-current assets	16		508,764	325,241

Total non-current assets			44,625,019	44,226,315

Total assets		￦	78,776,991	79,370,808

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2019

(in millions of Won)	Notes	December 31, 2018		December 31, 2019
Liabilities
Trade accounts and notes payable	23,37	￦	4,006,135	3,422,922
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,289,619	8,548,212
Other payables	18,23		1,720,097	1,879,508
Other short-term financial liabilities	19,23,37		77,800	77,827
Current income tax liabilities	35		948,166	396,616
Liabilities directly associated with the assets held for sale	10		—	8
Provisions	20		298,453	360,337
Other current liabilities	22,29		2,090,307	1,865,638

Total current liabilities			19,430,577	16,551,068

Long-term trade accounts and notes payable	23,37		29,825	20,067
Long-term borrowings, excluding current installments	4,17,23		9,919,651	11,893,401
Other payables	18,23		148,868	585,129
Other long-term financial liabilities	19,23		64,162	31,494
Defined benefit liabilities, net	21		140,933	181,011
Deferred tax liabilities	35		1,688,893	1,691,498
Long-term provisions	20		431,036	458,154
Other non-current liabilities	22		250,432	195,688

Total non-current liabilities			12,673,800	15,056,442

Total liabilities			32,104,377	31,607,510

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,420,007	1,385,707
Hybrid bonds	25		199,384	199,384
Reserves	26		(1,404,368)	(1,157,980)
Treasury shares	27		(1,532,728)	(1,508,303)
Retained earnings			44,160,660	45,054,077

Equity attributable to owners of the controlling company			43,325,358	44,455,288
Non-controlling interests	25		3,347,256	3,308,010

Total equity			46,672,614	47,763,298

Total liabilities and equity		￦	78,776,991	79,370,808

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2018 and 2019

(in millions of Won, except per share information)	Notes	2017		2018	2019
Revenue	28,29,37	￦	60,186,867	65,154,636	64,785,709
Cost of sales	29,31,34,37		(51,915,597)	(57,129,060)	(58,462,100)

Gross profit			8,271,270	8,025,576	6,323,609
Selling and administrative expenses	30,34
Reversal of (Impairment loss) on trade accounts and notes receivable			(173,694)	(74,781)	28,105
Other administrative expenses	31		(2,003,106)	(1,985,755)	(2,041,286)
Selling expenses			(1,557,277)	(369,245)	(368,318)
Other operating income and expenses	32,37
Impairment loss on other receivables			(98,177)	(63,092)	(80,323)
Other operating income			448,481	523,586	450,891
Other operating expenses	34		(691,376)	(2,014,462)	(1,089,965)

Operating profit			4,196,121	4,041,827	3,222,713
Share of profit of equity-accounted investees, net	11		10,540	112,635	273,741
Finance income and costs	23,33
Finance income			2,372,667	1,705,970	1,872,143
Finance costs			(2,484,277)	(2,244,416)	(2,242,063)

Profit before income taxes			4,095,051	3,616,016	3,126,534
Income tax expense	35		(1,185,740)	(1,683,630)	(1,088,369)

Profit			2,909,311	1,932,386	2,038,165
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit plans	21		(47,543)	(173,489)	(117,152)
Net changes in fair value of equity investments at fair value through other comprehensive income			—	(149,188)	(10,541)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			(217,388)	(62,732)	66,134
Net changes in unrealized fair value of available-for-sale investments	23		(31,389)	—	—
Foreign currency translation differences			(264,695)	(42,908)	208,117
Losses on valuation of derivatives	23		(143)	(212)	(90)

Other comprehensive income (loss), net of tax			(561,158)	(428,529)	146,468

Total comprehensive income		￦	2,348,153	1,503,857	2,184,633

Profit attributable to :
Owners of the controlling company		￦	2,756,230	1,711,902	1,864,405
Non-controlling interests			153,081	220,484	173,760

Profit		￦	2,909,311	1,932,386	2,038,165

Total comprehensive income attributable to :
Owners of the controlling company		￦	2,184,402	1,292,785	2,027,049
Non-controlling interests			163,751	211,072	157,584

Total comprehensive income		￦	2,348,153	1,503,857	2,184,633

Basic and diluted earnings per share (in Won)	36		34,040	21,177	23,189

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2017	￦	482,403	1,407,247	996,919	(143,985)	(1,533,468)	41,125,712	42,334,828	3,430,441	45,765,269
Comprehensive income:
Profit		—	—	—	—	—	2,756,230	2,756,230	153,081	2,909,311
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(38,043)	(38,043)	(9,500)	(47,543)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(214,794)	—	—	(214,794)	(2,594)	(217,388)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(45,953)	—	—	(45,953)	14,564	(31,389)
Foreign currency translation differences, net of tax		—	—	—	(272,902)	—	—	(272,902)	8,207	(264,695)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(136)	—	—	(136)	(7)	(143)

Total comprehensive income		—	—	—	(533,785)	—	2,718,187	2,184,402	163,751	2,348,153

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(42,909)	(502,896)
Interim dividends		—	—	—	—	—	(359,993)	(359,993)	—	(359,993)
Changes in subsidiaries		—	—	—	—	—	—	—	(7,151)	(7,151)
Changes in ownership interests in subsidiaries		—	16,287	—	—	—	—	16,287	147,420	163,707
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)	(24,187)	(67,787)
Disposal of treasury shares		—	126	—	—	414	—	540	—	540
Others		—	(1,639)	—	(4,786)	—	(5,661)	(12,086)	(1,031)	(13,117)

Total transactions with owners of the controlling company		—	14,774	—	(4,786)	414	(869,241)	(858,839)	72,142	(786,697)

Balance as of December 31, 2017	￦	482,403	1,422,021	996,919	(682,556)	(1,533,054)	42,974,658	43,660,391	3,666,334	47,326,725

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2017, 2018 and 2019

	Attributable to owners of the controlling company								Non-	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests
Balance as of January 1, 2018	￦	482,403	1,422,021	996,919	(682,556)	(1,533,054)	42,974,658	43,660,391	3,666,334	47,326,725
Adjustment on initial application of IFRS No. 15, net of tax		—	—	—	—	—	(70,907)	(70,907)	(58,976)	(129,883)
Adjustment on initial application of IFRS No. 9, net of tax		—	—	—	(498,517)	—	447,067	(51,450)	(34,754)	(86,204)

Adjusted balance as of January 1, 2018		482,403	1,422,021	996,919	(1,181,073)	(1,533,054)	43,350,818	43,538,034	3,572,604	47,110,638
Comprehensive income:
Profit		—	—	—	—	—	1,711,902	1,711,902	220,484	1,932,386
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(145,488)	(145,488)	(28,001)	(173,489)
Capital adjustment arising from investments in equity-accounted investees, net of tax Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(76,587)	—	—	(76,587)	13,855	(62,732)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(104,293)	—	(46,883)	(151,176)	1,988	(149,188)
Foreign currency translation differences, net of tax		—	—	—	(45,650)	—	—	(45,650)	2,742	(42,908)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(216)	—	—	(216)	4	(212)

Total comprehensive income		—	—	—	(226,746)	—	1,519,531	1,292,785	211,072	1,503,857

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(54,240)	(334,239)
Interim dividends		—	—	—	—	—	(400,003)	(400,003)	—	(400,003)
Changes in subsidiaries		—	—	—	—	—	—	—	(2,092)	(2,092)
Changes in ownership interests in subsidiaries		—	(1,497)	—	—	—	—	(1,497)	(654)	(2,151)
Repayment of hybrid bonds		—	(2,769)	(797,535)	—	—	—	(800,304)	(359,018)	(1,159,322)
Interest of hybrid bonds		—	—	—	—	—	(24,443)	(24,443)	(18,448)	(42,891)
Disposal of treasury shares		—	133	—	—	326	—	459	—	459
Others		—	2,119	—	3,451	—	(5,244)	326	(1,968)	(1,642)

Total transactions with owners of the controlling company		—	(2,014)	(797,535)	3,451	326	(709,689)	(1,505,461)	(436,420)	(1,941,881)

Balance as of December 31, 2018	￦	482,403	1,420,007	199,384	(1,404,368)	(1,532,728)	44,160,660	43,325,358	3,347,256	46,672,614

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2017, 2018 and 2019

	Attributable to owners of the controlling company								Non-controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
(in millions of Won)
Balance as of January 1, 2019	￦	482,403	1,420,007	199,384	(1,404,368)	(1,532,728)	44,160,660	43,325,358	3,347,256	46,672,614
Comprehensive income:
Profit		—	—	—	—	—	1,864,405	1,864,405	173,760	2,038,165
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(100,218)	(100,218)	(16,934)	(117,152)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	58,308	—	—	58,308	7,826	66,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	10,228	—	(20,769)	(10,541)	—	(10,541)
Foreign currency translation differences, net of tax		—	—	—	215,181	—	—	215,181	(7,064)	208,117
Gain or losses on valuation of derivatives, net of tax		—	—	—	(86)	—	—	(86)	(4)	(90)

Total comprehensive income		—	—	—	283,631	—	1,743,418	2,027,049	157,584	2,184,633

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,274)	(460,280)
Interim dividends		—	—	—	—	—	(480,694)	(480,694)	—	(480,694)
Changes in subsidiaries		—	—	—	—	—	—	—	1,281	1,281
Changes in ownership interests in subsidiaries		—	(48,538)	—	—	—	—	(48,538)	(128,587)	(177,125)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)	(7,294)	(16,494)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,662	—	(37,243)	—	39,899	4,318	(1,956)	2,362

Total transactions with owners of the controlling company		—	(34,300)	—	(37,243)	24,425	(850,001)	(897,119)	(196,830)	(1,093,949)

Balance as of December 31, 2019	￦	482,403	1,385,707	199,384	(1,157,980)	(1,508,303)	45,054,077	44,455,288	3,308,010	47,763,298

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(in millions of Won)	Notes	2017		2018	2019
Cash flows from operating activities
Profit		￦	2,909,311	1,932,386	2,038,165
Adjustments for:
Depreciation			2,887,646	2,911,048	3,029,868
Amortization			409,774	356,581	431,247
Finance income			(1,376,324)	(737,745)	(855,382)
Finance costs			1,440,282	1,168,225	1,197,705
Income tax expense			1,185,740	1,683,630	1,088,369
Gain on disposal of property, plant and equipment			(32,145)	(53,139)	(49,367)
Loss on disposal of property, plant and equipment			151,343	117,614	120,227
Impairment losses on property, plant and equipment			117,231	1,004,704	442,700
Gain on disposal of intangible assets			(22,391)	(117,139)	(1,896)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(81,794)	(45,241)	(27,836)
Loss on disposal of investments in subsidiaries, associates and joint ventures			19,985	5,226	6,539
Share of profit of equity-accounted investees			(10,540)	(112,635)	(273,741)
Expenses related to post-employment benefits			199,926	216,489	240,425
Increase to provisions			215,383	240,146	76,538
Impairment loss on trade and other receivables			271,871	137,873	52,218
Loss on valuation of inventories			78,560	141,799	96,201
Impairment losses on goodwill and intangible assets			167,995	337,519	191,021
Gain on disposal of assets held for sale			(1,180)	(27,171)	(37,461)
Impairment losses on assets held for sale			—	50,829	38,328
Others, net			(10,093)	77,945	894

			5,611,269	7,356,558	5,766,597

Changes in operating assets and liabilities	39		(1,841,633)	(2,105,726)	(114,045)
Interest received			244,980	352,337	320,336
Interest paid			(735,735)	(750,410)	(760,175)
Dividends received			225,514	224,410	266,774
Income taxes paid			(806,396)	(1,139,830)	(1,512,997)

Net cash provided by operating activities		￦	5,607,310	5,869,725	6,004,655

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017, 2018 and 2019

(in millions of Won)	Notes	2017		2018	2019
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(20,843,530)	(32,173,134)	(36,063,406)
Proceeds from disposal of short-term financial instruments			19,146,634	31,105,544	35,415,822
Increase in loans			(1,055,895)	(627,783)	(450,638)
Collection of loans			667,045	941,962	398,838
Acquisitions of securities			—	(321,916)	(296,827)
Proceeds from disposal of securities			—	221,646	62,492
Acquisitions of available-for-sale investments			(66,278)	—	—
Proceeds from disposal of available-for-sale investments			1,006,856	—	—
Acquisitions of investments in associates and joint ventures			(60,277)	(47,355)	(160,404)
Proceeds from disposal of investments in associates and joint ventures			74,881	88,852	16,458
Acquisitions of property, plant and equipment			(2,287,580)	(2,135,550)	(2,519,219)
Proceeds from disposal of property, plant and equipment			39,183	90,412	51,800
Acquisitions of investment property			(69,169)	(44,106)	(19,344)
Proceeds from disposal of investment property			5,771	70,817	12,057
Acquisitions of intangible assets			(343,423)	(447,616)	(299,587)
Proceeds from disposal of intangible assets			28,502	77,654	24,161
Proceeds from disposal of assets held for sale			203,958	93,338	67,246
Increase in cash from (payment for) acquisition of business, net of cash acquired			(174,165)	—	(37,345)
Cash received (decrease in cash) from disposal of business, net of cash transferred			(75,540)	447,917	45,360
Collection of lease receivables			—	—	56,889
Others, net			(14,847)	11,348	12,788

Net cash used in investing activities			(3,817,874)	(2,647,970)	(3,682,859)

Cash flows from financing activities
Proceeds from borrowings			1,725,983	2,762,446	5,646,977
Repayment of borrowings			(3,136,016)	(3,136,308)	(3,746,845)
Proceeds from (repayment of) short-term borrowings, net			558,083	(854,554)	(2,194,727)
Payment of cash dividends			(863,450)	(723,934)	(946,218)
Repayment of hybrid bonds			—	(1,160,000)	—
Payment of interest of hybrid bonds			(67,783)	(46,166)	(16,494)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			266,219	5,808	29,475
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(26,288)	(3,823)	(123,304)
Repayment of lease liabilities			(10,536)	(30,481)	(167,427)
Others, net			(11,740)	(8,036)	6,384

Net cash used in financing activities	39		(1,565,528)	(3,195,048)	(1,512,179)

Effect of exchange rate fluctuation on cash held			(58,997)	4,628	61,764

Net increase in cash and cash equivalents			164,911	31,335	871,381
Cash and cash equivalents at beginning of the period	5		2,447,619	2,612,530	2,643,865

Cash and cash equivalents at end of the period	5,10	￦	2,612,530	2,643,865	3,515,246

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2018 and 2019

1.	General Information

General information about POSCO, its 32 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 131 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 131 associates and joint ventures are as follows:

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

As of December 31, 2019, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	10,291,670	11.80
BlackRock Fund Advisors(*1,2,3)	5,429,071	6.23
Nippon Steel Corporation(*1)	2,894,712	3.32
Samsung Group and subsidiaries(*2)	2,401,789	2.75
GIC Private Limited	1,777,316	2.04
Others	64,392,277	73.86

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.
(*2)	Includes shares held by subsidiaries and others.
(*3)	The number of shares held by the shareholder based on the information in the status report of large-scale shareholders filed with Korea Exchange on April 16, 2019.

As of December 31, 2019, the shares of POSCO are listed on the Korea Exchange while its ADRs are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2018 and 2019 are as follows:

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO O&M CO.,Ltd. (formerly, POSMATE)	Business facility maintenance	59.80	40.20	100.00	47.17	52.83	100.00	Seoul
POSCO A&C	Architecture and consulting	100.00	—	100.00	45.66	54.34	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	53.63	61.13	7.50	53.63	61.13	Seoul
POSCO CHEMICAL CO., LTD. (formerly, POSCO CHEMTECH)	Refractories manufacturing and sales	60.00	—	60.00	61.26	—	61.26	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	100.00	—	100.00	Seoul
PNR	Steel byproduct manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co, LTD.	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
POSCO Research & Technology	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E (formerly, POSCO E&E)	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	75.49	24.51	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	69.91	30.09	100.00	Pohang
POSCO INTERNATIONAL Corporation (formerly, POSCO DAEWOO Corporation)	Trading, energy & resource development and others	62.90	0.04	62.94	62.91	0.03	62.94	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co. LTD	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	—	—	—	100.00	100.00	Pohang
POSCO GEM 1th Fund	Investment in venture companies	—	—	—	98.81	1.19	100.00	Pohang
POSCO Processing&Service	Steel sales and trading	93.95	0.45	94.40	—	—	—	Seoul
MegaAsset Co.,Ltd.	Real estate rental and sales	—	100.00	100.00	—	—	—	Incheon
HOTEL LAONZENA	Hotel business	—	100.00	100.00	—	—	—	Daegu
Posco e&c Songdo International Building	Non-residental building rental	—	100.00	100.00	—	—	—	Seoul
POSCO ES MATERIALS CO., LTD.	Secondary and storage battery manufacturing	90.00	—	90.00	—	—	—	Gumi
BLUE O&M Co.,Ltd.	Engineering service	—	100.00	100.00	—	—	—	Pohang
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	100.00	—	100.00	Canada
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	61.91	38.09	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	88.58	11.42	100.00	100.00	—	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	44.69	25.31	70.00	70.00	—	70.00	Malaysia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore sales and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO., LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	83.28	14.88	98.16	83.28	14.88	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO WAIGAOQIAO SHANGHAI CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	84.66	—	84.66	84.39	—	84.39	Thailand
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
POSCO INTERNATIONAL VIETNAM COMPANY LIMITED	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	84.85	15.15	100.00	China
PT.Krakatau Posco Chemtech Calcination	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	100.00	100.00	USA
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Steel sales	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CORPORATION LIMITED	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheetmanufacturing and sales	80.00	10.00	90.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	81.51	81.51	—	81.51	81.51	Singapore

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheetmanufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
[Foreign]
Daewoo Amara Company Limited	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO SUZHOU PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	100.00	—	100.00	Philippines
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Mongolia
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO ICT-China Co., Ltd	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Processing Center. Co., Ltd	Steel manufacturing and sales	83.54	5.29	88.83	83.54	5.29	88.83	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Plate manufacturing and sales	79.52	11.70	91.22	79.52	11.70	91.22	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO SS VINA JOINT STOCK COMPANY (Formerly, POSCO SS VISA CO., Ltd.)	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO INTERNATIONAL POWER(PNGPOM) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO INTERNATIONAL MEXICO S.A DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL INDIA PVT. LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Cambodia
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS(*1)	Apartment construction	—	25.00	25.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	100.00	—	100.00	60.00	—	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trade	—	—	—	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	—	—	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	—	—	—	100.00	100.00	Ukraine
Myanmar POSCO Steel Co., Ltd	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO SINGAPORE LNG TRADING PTE. LTD.	LNG trading	50.00	50.00	100.00	—	—	—	Singapore

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

	Principal operations	Ownership (%)
		December 31, 2018			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	—	—	Canada
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	—	—	South Africa
Daewoo Precious Resources Co., Ltd.	Resources development	—	70.00	70.00	—	—	—	Myanmar
POSCO E&C (THAILAND) CO., Ltd.	Construction and engineering	—	100.00	100.00	—	—	—	Thailand
POSCO Gulf SFC LLC	Steel manufacturing and sales	—	65.72	65.72	—	—	—	United Arab Emirates
POSCO-South Asia Company Limited	Steel sales	100.00	—	100.00	—	—	—	Thailand
POSCO(Guangdong) Coated Steel Co., Ltd.	Steel manufacturing and sales	87.04	10.04	97.08	—	—	—	China
DAEWOO INTERNATIONAL GUANGZHOU CORP.	Trading business	—	100.00	100.00	—	—	—	China

(*1)	Reclassified from associate to subsidiary during the year ended December 31, 2019.

The equity investment of controlling company decreased by ￦48,538 million (POSCO CHEMICAL CO., LTD. and others) and ￦1,497 million (POSCO Gulf SFC LLC and others) in 2018 and 2019, respectively, as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control.

Cash dividends paid to POSCO by subsidiaries in 2017, 2018 and 2019 amounted to ￦70,087 million, ￦100,582 million and ￦100,862 million, respectively.

As of December 31, 2019, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(c)	Details of non-controlling interest as of and for the years ended December 31, 2017, 2018 and 2019 are as follows:

1)	December 31, 2017

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
Current assets	￦	4,483,544	557,041	441,325	4,878,251	1,054,538	8,579,813	19,994,512
Non-current assets		4,590,394	2,771,504	316,724	2,444,616	2,859,824	6,676,559	19,659,621
Current liabilities		(4,221,443)	(1,237,255)	(145,649)	(3,896,680)	(785,462)	(8,313,902)	(18,600,391)
Non-current liabilities		(1,549,013)	(1,933,247)	(970)	(833,403)	(2,200,065)	(2,048,454)	(8,565,152)
Equity		3,303,482	158,043	611,430	2,592,784	928,835	4,894,016	12,488,590
Non-controlling interests		1,224,303	47,413	244,572	1,223,816	762,390	974,941	4,477,435
Sales		20,891,526	1,635,837	1,163,918	5,794,532	1,578,026	23,547,072	54,610,911
Profit (loss) for the period		115,321	(117,729)	101,019	169,011	70,795	258,053	596,470
Profit (loss) attributable to non-controlling interests		42,739	(35,318)	40,408	79,775	7,770	39,605	174,979
Cash flows from operating activities		128,875	(27,817)	20,042	(84,840)	30,295	140,418	206,973
Cash flows from investing activities		(86,365)	(5,502)	(18,699)	(171,924)	(2,792)	(63,621)	(348,903)
Cash flows from financing activities (before dividends to non-controlling interest)		(19,295)	31,782	8	150,801	220,317	(38,090)	345,523
Dividend to non-controlling interest		(22,597)	—	(7,088)	—	(24,183)	(12,777)	(66,645)
Effect of exchange rate fluctuation on cash held		(459)	(147)	(6)	(3,541)	—	(15,532)	(19,685)
Net increase (decrease) in cash and cash equivalents		159	(1,684)	(5,743)	(109,504)	223,637	10,398	117,263

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	December 31, 2018

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
Current assets	￦	5,311,596	615,491	416,284	4,100,967	825,241	9,137,798	20,407,377
Non-current assets		4,363,490	2,730,865	460,905	1,911,844	2,767,203	5,493,324	17,727,631
Current liabilities		(4,724,056)	(1,368,498)	(140,268)	(3,007,029)	(1,197,845)	(8,026,474)	(18,464,170)
Non-current liabilities		(1,563,107)	(1,754,797)	(10,767)	(608,089)	(1,445,288)	(1,925,084)	(7,307,132)
Equity		3,387,923	223,061	726,154	2,397,693	949,311	4,679,564	12,363,706
Non-controlling interests		1,255,728	66,918	290,461	1,131,733	335,203	929,506	4,009,549
Sales		23,314,595	1,871,634	1,340,984	6,799,292	1,841,187	24,721,939	59,889,631
Profit (loss) for the period		113,196	54,257	142,918	290,131	(73,948)	(56,151)	470,403
Profit (loss) attributable to non-controlling interests		41,956	16,277	57,167	136,944	(8,116)	(101,156)	143,072
Cash flows from operating activities		(61,173)	89,131	29,865	207,729	16,211	14,869	296,632
Cash flows from investing activities		(12,780)	(6,432)	(15,801)	272,230	35,460	(13,199)	259,478
Cash flows from financing activities (before dividends to non-controlling interest)		99,496	(82,295)	—	(400,499)	(71,378)	(16,094)	(470,770)
Dividend to non-controlling interest		(22,862)	—	(8,270)	—	(19,813)	(6,906)	(57,851)
Effect of exchange rate fluctuation on cash held		807	21	(17)	1,257	—	1,682	3,750
Net increase (decrease) in cash and cash equivalents		3,488	425	5,777	80,717	(39,520)	(19,648)	31,239

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

3)	December 31, 2019

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	4,396,683	520,057	624,017	4,242,954	441,208	8,062,428	18,287,347
Non-current assets		4,186,197	2,723,254	1,050,406	1,808,919	210,037	4,740,887	14,719,700
Current liabilities		(3,013,269)	(1,570,204)	(236,968)	(2,734,305)	(262,265)	(7,672,691)	(15,489,702)
Non-current liabilities		(2,087,769)	(1,590,810)	(462,361)	(786,191)	(38,836)	(2,095,797)	(7,061,764)
Equity		3,481,842	82,297	975,094	2,531,377	350,144	3,034,827	10,455,581
Non-controlling interests		1,290,600	24,689	377,770	1,194,833	121,213	1,124,381	4,133,486
Sales		22,745,239	1,906,302	1,434,507	7,625,389	925,551	22,975,605	57,612,593
Profit (loss) for the period		199,721	(146,975)	94,481	330,298	32,954	(587,146)	(76,667)
Profit (loss) attributable to non-controlling interests		74,030	(44,093)	36,604	155,904	11,408	(89,676)	144,177
Cash flows from operating activities		580,372	61,398	22,794	24,636	21,571	(16,324)	694,447
Cash flows from investing activities		(40,264)	(7,173)	(111,996)	(6,620)	(2,129)	31,057	(137,125)
Cash flows from financing activities (before dividends to non-controlling interest)		(502,801)	(53,890)	134,609	(25,448)	(336)	(4,295)	(452,161)
Dividend to non-controlling interest		(27,432)	—	(9,451)	(9,867)	(2,628)	(11,079)	(60,457)
Effect of exchange rate fluctuation on cash held		1,736	25	(7)	1,401	(47)	3,931	7,039
Net increase (decrease) in cash and cash equivalents		11,611	360	35,949	(15,898)	16,431	3,290	51,743

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(d)	Details of associates and joint ventures

1)	Associates

Details of associates as of December 31, 2018 and 2019 are as follows:

		Ownership (%)
Investee	Category of business	2018	2019	Region
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*1)	Investment in new technologies	12.50	12.50	Seoul
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	31.27	33.41	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Garolim Tidal Power Plant Co.,Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	45.67	49.10	Chuncheon
Keystone NO. 1 Private Equity Fund(*6)	Private equity financial	40.45	52.58	Seoul
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
Daesung Steel(*1)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2	Investment in new technologies	38.47	35.44	Seoul
PoscoPlutus Bio Fund(*1)	Investment in new technologies	11.97	11.97	Seoul
PoscoPlutus Project Fund(*1)	Investment in new technologies	11.91	11.91	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
PoscoPlutus Project 2nd Project Fund(*1)	Investment in new technologies	0.61	0.61	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC_Centroid 1st Fund	Investment in new technologies	24.10	24.10	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	19.05	19.05	Seoul
Incheon-Gimpo Expressway Co., Ltd.(*1)	Construction	18.26	18.26	Anyang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
POSCO PLANTEC Co., Ltd.(*2,6)	Construction of industrial plant	73.94	73.94	Ulsan
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Pohang Techno Valley PFV Corporation(*6)	Real estate development, supply and rental	57.39	57.39	Pohang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

		Ownership (%)
Investee	Category of business	2018	2019	Region
[Domestic]
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Western Inland highway CO.,LTD.	Construction	27.50	30.00	Incheon
Metropolitan Outer Ring Expressway co., ltd.	Investment in Expressway	47.58	21.27	Incheon
IT ENGINEERING CO., LTD.(*1)	Vehicle engineering	10.84	4.99	Seoul
PCC Bio 1ST Fund(*1)	Investment in new technologies	13.46	13.46	Seoul
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.43	6.21	Seoul
POSPower Co., Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in venture companies	16.67	16.67	Seoul
PCC Amberstone Private Equity Fund II(*1)	Private equity trust	19.70	19.91	Seoul
Synapse Fund(*1)	Investment in new technologies	16.26	16.26	Seoul
NEXTRAIN Co.,Ltd	Service maintenance and management	32.00	32.00	Incheon
TK CHEMICAL CORPORATION(*1)	Chemical	8.80	5.01	Daegu
Hanil-Daewoo Cement Co., Ltd.(*1)	Cement	15.00	15.00	Incheon
PCC S/W 2nd Fund(*1,3)	Investment in new technologies business	—	12.81	Pohang
PCC-Conar No.1 Fund l(*1,3)	Investment in venture	—	13.64	Pohang
Hyochun Co., Ltd(*1,3)	Screen door operation and other	—	18.00	Seoul
RPSD Project Co., Ltd(*3)	Real estate development	—	29.00	Incheon
PCC EV Fund(*1,3)	Investment in new technologies business	—	18.18	Pohang
IBKC-PCC 1st Fund(*1,3)	Investment in new technologies business	—	18.18	Pohang
2019 PCC Materials and Parts Fund(*1,3)	Investment in new technologies business	—	8.70	Pohang
Shinahn wind Power generation(*1,3)	Electric, gas, steam	—	19.00	Suwon
2019 PCC New technology Fund(*1,3)	Investment in new technologies business	—	4.76	Pohang
PCC-Woori LP secondary Fund(*1,3)	Investment in new technologies business	—	18.85	Pohang
2016 Posco Plutus New technology Fund(*4)	New technology business investment	25.17	—	Seoul
Clean Gimpo Co., Ltd(*5)	Waste treatment and others	29.58	—	Gimpo
Postech Early Stage Fund(*4)	investment in New technology	10.00	—	Pohang
Appliedscience Co., Ltd(*4)	Machine manufacturing for semiconductor manufacturing	22.89	—	Paju
[Foreign]
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
JB CLARK HILLS(*7)	Apartment Construction	25.00	70.00	Philippines
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	35.30	Kazakhstan
LI3 ENERGY INC	Resource development	26.06	26.06	Peru
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

		Ownership (%)
Investee	Category of business	2018	2019	Region
[Foreign]
7623704 Canada Inc.(*1)	Investments management	10.40	10.40	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	22.00	22.00	Indonesia
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.93	6.93	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	19.00	19.00	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	29.41	29.40	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
KG Power(M) SDN. BHD	Resource development	20.00	20.00	Malaysia
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM(*3)	Produce	—	40.00	China
Sebang Steel(*4)	Scrap sale	49.00	—	Japan
ERAE Automotive Systems Mexico, S. DE R.L. DE C.V(*4)	Automobile parts manufacturing	7.65	—	Mexico

(*1)	Considering the composition of board of directors, the Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*2)

On September 30, 2015, in order to improve its financial standing and normalize operation, the associates reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as investment in associate.

(*3)	During the year ended December 31, 2019, the entity was newly classified to associates.
(*4)	During the year ended December 31, 2019, the entity was excluded from associates due to liquidation.
(*5)	During the year ended December 31, 2019, the entity was excluded from associates due to sale of interest.
(*6)	Considering the composition of board of directors, the Company has no control even though the Company’s percentage of ownership if above 50%.
(*7)	During the year ended December 31, 2019, the Company reclassified to subsidiaries from associates.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	Joint ventures

Details of joint ventures as of December 31, 2018 and 2019 are as follows:

		Ownership (%)
Investee	Category of business	2018	2019	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-SGI Falcon Pharmaceutic Bio Secondary Fund 1	Investment in new technologies	24.55	24.55	Seoul
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
PCC Material 3rd Fund	Investment in new technologies	2.38	2.38	Seoul
Union PCC Portfolio Fund(*1)	Investment in venture	—	14.12	Seoul
PCC S/W FUND(*1)	Investment in new technologies	—	0.46	Seoul
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
USS-POSCO Industries	Cold-rolled steel manufacturing and sales	50.00	50.00	USA
PT. POSMI Steel Indonesia	Steel processing and sales	36.69	36.69	Indonesia
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
CSP - Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	19.00	19.00	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD	Automotive parts manufacturing	13.00	13.00	China
Kwanika Copper Corporation	Energy & resource development	35.00	35.00	Canada
DMSA/AMSA	Energy & resource development	4.00	4.00	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
VNS-DAEWOO Co., Ltd.(*2)	Fabricate and sell iron scraps	50.00	—	Vietnam

(*1)	These joint ventures were newly established in 2019.
(*2)	Excluded from joint ventures due to liquidation during the year ended December 31, 2019.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(e)	Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2019 are as follows:

Company	Date of addition	Ownership (%)	Reason
GRAIN TERMINAL HOLDING PTE. LTD.	June 2019	75.00	Acquisition of control
Mykolaiv Milling Works PJSC.	June 2019	100.00	Acquisition of control
Yuzhnaya Stevedoring Company Limited LLC.	June 2019	100.00	Acquisition of control
Chargev Co., Ltd	September 2019	100.00	New establishment
Korea Fuel Cell	November 2019	100.00	New establishment
JB CLARK HILLS	December 2019	70.00	Reclassified to subsidiary from associate
POSCO GEM 1th Fund	December 2019	100.00	New establishment

(f)	Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2019 are as follows:

Company	Date of exclusion	Reason
POSCO Processing & Service Co., Ltd.	January 2019	Merged into POSCO Co.,Ltd
Daewoo Precious Resources Co., Ltd.	January 2019	Liquidation
BLUE O&M Co.,Ltd.	February 2019	Merged into POSCO O&M CO.,Ltd.
Mega asset Co.,Ltd.	February 2019	Merged into POSCO O&M CO.,Ltd.
POSCO ESM Co.,Ltd.	April 2019	Merged into POSCO Chemical CO.,Ltd.
Daewoo International Guangzhou Corp.	April 2019	Merged into POSCO INTERNATIONAL(CHINA) CO.,Ltd.
POSCO(Guangdong) Coated Steel Co., Ltd.	June 2019	Disposal
POSCO E&C (THAILAND) CO.,Ltd.	June 2019	Liquidation
POSCO Gulf SFC LLC	June 2019	Liquidation
Hotel laonzena	July 2019	Disposal
Daewoo Power and Infra (PTY) Limited	July 2019	Liquidation
POSCO SINGAPORE LNG TRADING PTE. LTD.	September 2019	Liquidation
POSCO-South Asia Co., Ltd.	September 2019	Liquidation
PSIB CO.,Ltd.	October 2019	Liquidation
Chargev Co., Ltd	December 2019	Disposal
POSCO DAEWOO E&P CANADA CORPORATION	December 2019	Liquidation

2.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the authorized directors on March 20, 2020.

In 2019, the Company adopted IFRS No.16 “Leases” for the first time. Changes to significant accounting policies are described in Note 2 “Changes in Accounting Policies”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

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

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO and subsidiaries are prepared in functional currency of each operation. These consolidated financial statements are presented in Korean Won, the POSCO’s functional currency, which is the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 - Subsidiaries, associates and joint ventures

•	Note 2 - Changes in accounting policies (leases)

•	Note 3 - Summary of significant accounting policies (leases)

•	Note 11 - Investments in associates and joint ventures

•	Note 12 - Joint operations

•	Note 25 - Hybrid bonds

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 9 - Inventory

•	Note 11 - Investments in associates and joint ventures

•	Note 14 - Property, plant and equipment, net

•	Note 15 - Goodwill and other intangible assets, net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 – Financial instruments

•	Note 29 – Revenue – contract balances

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value

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

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 - inputs for the assets or liability that are not based on observable market data.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

Changes in Accounting Policies

The Company has initially adopted IFRS No.16 “Leases” from January 1, 2019. The other accounting standards adopted from January 1, 2019 had no significant effect on the Company’s consolidated financial statements.

IFRS No.16 “Leases” introduced a single accounting model for lessees. As a result, the Company, as a lessee, recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company applied IFRS No.16 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Accordingly, the comparative information presented for 2017 and 2018, has not been restated.

(a)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC No.4 “Determining Whether an Arrangement Contains a Lease”. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS No.16 “Leases”, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS No.16 “Leases”, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS No.16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS No.17 “Leases” and IFRIC No.4 “Determining Whether an Arrangement Contains a Lease” were not reassessed. Therefore, the definition of a lease under IFRS No.16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

(b)	As a lessee

The Company leases many assets, including land, warehouses, handling equipment and IT equipment. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS No.16 “Leases”, the Company recognizes right-of-use assets and lease liabilities for most leases in the statement of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. desktops, IT supplies, etc.). The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

The Company measured lease liabilities and right-of-use assets related to leases classified as operating leases under IAS No.17 “Leases” previously, on transition. Lease liabilities are measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019 and right-of-use assets are measured at the lease liabilities adjusted by the amount of any prepaid or accrued lease payments.

The Company used a number of practical expedients when applying IFRS No.16, to leases previously classified as operating leases under IAS No.17. In particular, the Company:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months from the date of initial application;

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	used hindsight when determining the lease term

For finance leases under IAS No.17, the carrying amounts of the right-of-use assets and the lease liabilities as of January 1, 2019 were determined at the carrying amounts of the finance lease assets and lease liabilities under IAS No.17 immediately before that date.

(c)	As a lessor

The Company leases out its investment properties. The Company classified these leases as operating leases, and the accounting policies applicable to the Company as a lessor are not different from those under IAS No.17 “Leases”. However, when the Company is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Company provides sub-leases for leases of vessels classified as operating leases under IAS No.17 “Leases” as an intermediate lessor, and classified the sub-leases as finance leases as of January 1, 2019, the date of initial application of IFRS No.16 “Leases”. Accordingly, the Company recognized finance lease receivables amounting to ￦264,809 million.

In addition, the Company did not make any adjustments to leases for which the Company is a lessor, except for sub-leases described above as of January 1, 2019, the date of initial application IFRS No.16.

(d)	Impact on financial statements

The Company recognized right-of-use assets and lease liabilities related to leases previously classified as operating leases as of January 1, 2019, the date of initial application. The effect on the consolidated financial statements as of January 1, 2019, the date of initial application is as follows:

(in millions of Won)	The date of initial application (January 1, 2019)
Consolidated statement of financial position
Right-of-use assets presented as property, plant and equipment(*1)	￦	704,458
Lease receivable		264,809
Lease liabilities		677,370

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*1)	The prepaid lease payments of ￦271,825 million were reclassified from other assets to property, plant and equipment for leases previously classified as operating leases as of December 31, 2018.

When measuring lease liabilities for leases previously classified as operating leases, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019, the date of initial application, and the weighted-average rates applied are 1.8 ~ 18.5%. The carrying amount of lease liabilities as of January 1, 2019, the date of initial application, is as follow:

(in millions of Won)	The date of initial application (January 1, 2019)
Operating lease commitments as of December 31, 2018	￦	913,630
Operating lease commitments not recognized as lease liabilities
- Leases of low-value assets		(50,364)
- Leases with less than 12 months of lease term at transition		(17,635)

Operating lease commitments recognized as lease liabilities		845,631
Amount discounted using the incremental borrowing rate as of January 1, 2019, the date of initial application		677,370
Finance lease liabilities recognized as of December 31, 2018		94,754

Lease liabilities as of January 1, 2019, the date of initial application	￦	772,124

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for the changes in accounting policies disclosed in Note 2.

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

As of December 31, 2018 and 2019

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

The Company’s interests in equity-accounted investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

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

As of December 31, 2018 and 2019

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

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous period end are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(b)	Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated to the presentation currency at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation recognized in other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instruments.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

On initial recognition, a financial asset is classified as measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period following the change in the business model.

(a)	Financial assets measured at amortized cost

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

(b)	Debt instruments measured at fair value through other comprehensive income

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

As of December 31, 2018 and 2019

interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or loss is recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

(c)	Equity instruments measured at fair value through other comprehensive income

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

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

(e)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, conversion and other incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as cost of goods sold in the period in which the reversal occurs.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

The carrying amount of those inventories sold is recognized as cost of goods sold in the period in which the related revenue is recognized.

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

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

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

As of December 31, 2018 and 2019

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

The estimated useful lives for the current and comparative periods are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-10 years
Furniture and fixtures	3-20 years
Lease assets	2-30 years
Bearer plants	20 years

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

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

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

As of December 31, 2018 and 2019

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

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil/gas wells, drilling for viability and others. On completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditures.

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

Leases

The Company applied IFRS No.16 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under IAS No.17 “Lease” and IFRIC No.4 “Determining Whether an Arrangement Contains a Lease”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

1)	As a lessee: policy applicable from January 1, 2019

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

In determining the lease term and assessing the length of the non-cancellable period of a lease, The Company determines the period for which the contract is enforceable. When the Company determining the enforceable period of the lease period, it considers (a) if either party has an economic incentive not to terminate the lease such that it would incur a penalty on termination that is more than insignificant, the contract is enforceable beyond the date on which the contract can be terminated; and (b) whether each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty. In addition, a lease is no longer enforceable only when both parties have such a right.

The Company determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the followings:

•	fixed payments

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit of loss if the carrying amount of the right-of-use asset has been reduced to zero. The lease liability is remeasured when there is:

•	a revised in-substance fixed lease payment,

•	a change in future lease payments arising from a change in an index or rate,

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

•	a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or

•	a change in the Company’s assessment of whether it will exercise a purchase, extension or termination option

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessee: policy applicable before January 1, 2019

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

In the case of finance leases, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease at the commencement of the lease term. Any initial direct costs are added to the amount recognized as an asset.

The minimum lease payment is recognized by dividing the financial cost and the repayment amount of the lease liabilities. The financial cost is allocated to the remaining balance for each reporting period so that a fixed interest rate is calculated. Contingent rents are charged as expenses in the period in which they are incurred.

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

In the case of an operating lease, the Company recognizes the lease payment as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

3)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To the Company classifies the lease that transfers substantially all of the risks and rewards incidental to ownership of the underlying asset as a finance lease, and all other leases as operating leases. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

The Company leases out its investment properties. The Company classified these leases as operating leases, and the accounting policies applicable to the Company as a lessor are not

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

different from those under IAS No.17 “Leases”. However, when the Company is an intermediate lessor, the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Company provides sub-leases leased vessels classified as operating leases under IAS No.17 “Leases” as an intermediate lessor, and classified the sub-leases as finance leases as of January 1, 2019, the date of initial application of IFRS No.16 “Leases”. Accordingly, the Company recognized finance lease receivables amounting to ￦264,809 million. In addition, the Company did not make any adjustment to leases for which the Company is a lessor, other than the above sub-leases, as of January 1, 2019, the date of initial application.

Impairment for financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost;

•	debt instruments measured at fair value through other comprehensive income; and

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is measured for contract assets or trade receivables that do not contain a significant financing component.

(a)	Judgments on credit risk

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

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

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month expected credit losses are the

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

portion of lifetime expected credit losses that result from default that are possible within the 12 months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Company is exposed to credit risk.

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

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

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

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

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

As of December 31, 2018 and 2019

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

As of December 31, 2018 and 2019

recognition, financial liabilities measured at amortized cost are measured at fair value after deducting transaction costs that are directly attributable to the acquisition. Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method subsequently to initial recognition.

(c)	Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

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

The Company accounts for the remaining rights and performance obligation on the contract with each customer on a net basis. Due from customers for contract work and due to customers for contract work for a contract are offset and presented on a net basis.

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

As of December 31, 2018 and 2019

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction during the construction period.

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the estimated contract cost exceeding the contract revenue is recognized as a provision for construction losses for incomplete construction projects.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government and when the future economic benefits are no longer expected to be probable.

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

Common stock is classified as equity and the incremental costs directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra-equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and equity. When the Company has an unconditional right to avoid delivering cash or other financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue from contracts with customers

The Company has initially applied IFRS No. 15 “Revenue from Contracts with Customers” from January 1, 2018. The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application of IFRS No. 15, and the Company also decided to apply the practical expedients as allowed by IFRS No. 15 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application.

Revenue is measured based on the consideration promised in a contract with a customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(a)	Sale of good

The goods sold by the Company consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point revenue is recognized. Invoices are generally payable within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount.

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

The Company provides certain discount when the customer prepays according to the payment terms. The Company recognized revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when discount period expires.

(b)	Transportation service

For the performance obligation for transportation services included in the Company’s product sales contracts, revenue is recognized over the period when the services are provided and the revenue is measured by reference to examining the degree to which the service has been completed. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of goods.

(c)	Construction contracts

In the case of construction contracts where the Company renders construction services for plants, etc., the customer controls the assets as they are being constructed. Under those contracts, the Company performs construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Company is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the contract can be reliably estimated, the company recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activity as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed, excluding contract cost incurred that do not reflect the progress of construction, to the estimated total contract costs.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(d)	Certain construction contracts for condominiums

For certain construction service contracts for condominiums where the criterion of an enforceable right to payment for performance is met under IFRS No.15, even if the legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period, revenue is recognized based on percentage of completion by considering the terms and conditions described in the relevant law and contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for condominiums and shopping centers where the criterion of an enforceable right to payment for performance is not met during the construction period, the Company recognizes revenue upon completion of construction when the control of the condominiums and shopping centers are transferred to customers.

The timing of the billing and the payment terms of the sales contracts are different according to the terms of the contracts.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	foreign currency gain or loss on financial assets and financial liabilities;

•	net gain or loss on financial assets measured at fair value through profit or loss;

•	hedge ineffectiveness recognized in profit or loss; and

•	net gain or loss on disposal of investments in debt securities measured at fair value through other comprehensive income.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

The Company recognizes interest and penalties related to corporate tax as the income taxes in accordance with IAS No.12 “Income Taxes”, otherwise, the Company applies IAS No.37 “Provisions Contingent Liabilities and Contingent Assets”.

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

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes deferred income tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes deferred income tax assets for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

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

As of December 31, 2018 and 2019

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

New standards and interpretations not yet adopted

The following new standards have been published but are not mandatory for the Company for annual period beginning on January 1, 2019, and the Company has not early adopted them.

(a)	IAS No.1 “Presentation of Financial Statements” and IAS No.8 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and IAS No.1 “Presentation of Financial Statements” and IAS No.8 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The Company believes that the effect of the amendments to the consolidated financial statements is not significant.

(b)	IFRS No.3 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The Company expects that the amendments will not have a material impact on its consolidated financial statements.

4.	Financial risk management

The Company has exposure to the following risks in relation to its of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

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

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and debt securities. In addition, credit risk arises from finance guarantees which are provided by the Company.

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

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component based on group of financial assets with similar risk characteristics in respect of losses that have been incurred.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments including derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from operations, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative transactions is not permitted. Based on this policy, the Company has manages currency risk considering characteristics of respective segments. The entities in the steel segment reduce the foreign currency exposure by repayment of foreign currency borrowings related to investment in overseas when they mature. The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies receivables and payables are different.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting borrowing structure between borrowings at fixed interest rates and variable interest rates. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. The Company’s management measures regularly the fair value of listed equity securities and the risk of variance in future cash flows caused by market price fluctuations. All buy and sell decisions related to significant investments are managed and approved by the Company’s management.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (borrowings less cash and cash equivalents). The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2018 and 2019 is as follows:

(in millions of Won)	2018		2019
Total borrowings	￦	20,209,270	20,441,613
Less: Cash and cash equivalents		2,643,865	3,514,872

Net borrowings		17,565,405	16,926,741
Total equity		46,759,551	47,794,707

Net borrowings-to-equity ratio		37.57%	35.42%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Cash	￦	1,668	2,081
Demand deposits and checking accounts		1,471,891	1,581,428
Time deposits		538,130	701,865
Other cash equivalents		632,176	1,229,498

	￦	2,643,865	3,514,872

In connection with the jointly held accounts of joint operations and others, as of December 31, 2019, cash and cash equivalents amounting to ￦1,699 million of POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, is restricted in use.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

6.	Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Current
Trade accounts and notes receivable	￦	8,648,250	8,352,968
Finance lease receivables		57,487	221
Unbilled due from customers for contract work		810,655	1,128,116
Less: Allowance for doubtful accounts		(386,188)	(411,274)

	￦	9,130,204	9,070,031

Non-current
Trade accounts and notes receivable	￦	583,797	209,310
Finance lease receivables		45,873	43,725
Less: Allowance for doubtful accounts		(202,545)	(54,250)

	￦	427,125	198,785

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦468,706 million and ￦244,305 million as of December 31, 2018 and 2019, respectively. The fair value of trade accounts and notes receivable that have been transferred but not have been derecognized approximates the carrying amounts and are included in short-term borrowings from financial institutions (Note 17).

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Contents	2018		2019
Officers and employees	Songdo apartment rental	￦	103,360	43,445
ZHAOHUUI PROSPERITY INT’L LTD	Office rental		—	501

		￦	103,360	43,946

(c) As of December 31, 2018 and 2019, the Company’s gross investment and net investment in the leases are as follows:

(in millions of Won)	2018		2019
Less than 1 year	￦	57,820	237
1 year - 3 years		49,678	46,161
Undiscounted lease payments		107,498	46,398
Unrealized interest income		(4,138)	(2,452)

Present value of minimum lease payment	￦	103,360	43,946

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

7.	Other Receivables

(1)	The details of other receivables as of December 31, 2019 and 2018, are as follows:

(in millions of Won)	2018		2019
Current
Loans	￦	236,782	367,580
Other accounts receivable		954,030	971,845
Accrued income		220,066	272,528
Deposits		108,640	86,519
Lease receivables		—	48,744
Others		16,201	14,510
Less: Allowance for doubtful accounts		(150,090)	(180,209)

	￦	1,385,629	1,581,517

Non-current
Loans	￦	731,344	701,529
Other accounts receivable		155,936	209,039
Accrued income		1,855	65,275
Deposits		152,072	238,261
Lease receivables		—	179,315
Less: Allowance for doubtful accounts		(177,967)	(252,540)

	￦	863,240	1,140,879

(2)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Content of lease agreement	2019
HEUNG-A SHIPPING CO., LTD., MSC KOGAS, ONGC Videsh Limited,	6 Container Ships, 4 Tankers	￦	212,933
GAIL(India) Limited,Myanma Oil and Gas Enterprise	Helicopter, Ship, Office, Jetty		15,126

		￦	228,059

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(3)	As of December 31, 2019, gross investment and net investment in the leases are as follows:

(in millions of Won)
total lease investment and lease net investment - Undiscounted contractual cash flows	2019
Less than 1 year	￦	56,796
1 year - 3 years		107,955
3 year - 5 years		70,742
Over 5 years		16,089

Undiscounted lease payments		251,582
Unrealized interest income		(23,523)

Present value of minimum lease payment	￦	228,059

8.	Other Financial Assets

Other financial assets as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Current
Derivatives assets	￦	47,288	47,541
Debt securities		2,987	342,371
Deposit instruments(*1,2)		1,931,518	1,744,895
Short-term financial instruments(*2)		6,099,303	6,861,242

	￦	8,081,096	8,996,049

Non-current
Derivatives assets	￦	1,795	64,737
Equity securities(*3)		1,238,630	1,204,902
Debt securities		34,327	22,380
Other securities(*3)		338,106	343,183
Deposit instruments(*2)		35,040	34,187

	￦	1,647,898	1,669,389

(*1)	As of December 31, 2018 and 2019, ￦5,715 million and ￦4,524 million, respectively, are restricted for the use in a government project.
(*2)

As of December 31, 2018 and 2019, financial instruments amounting to ￦73,935 million and ￦73,525 million, respectively, are restricted in use in relation to financial arrangements, provision as collateral and others.

(*3)	As of December 31, 2018 and 2019, ￦115,431 million and ￦109,395 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

9.	Inventories

(a)	Inventories as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Finished goods	￦	1,886,040	1,655,228
Merchandise		1,131,416	1,058,874
Semi-finished goods		1,945,567	2,097,289
Raw materials		2,821,972	2,656,341
Fuel and materials		888,941	1,026,133
Construction inventories		1,372,259	1,045,088
Materials-in-transit		2,245,740	1,824,044
Others		68,150	83,905

		12,360,085	11,446,902

Less: Allowance for inventories valuation		(206,782)	(216,143)

	￦	12,153,303	11,230,759

(b)	The changes in allowance for inventories valuation for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Beginning	￦	203,164	135,631	206,782
Loss on valuation of inventories		78,560	141,799	96,201
Realization on disposal of inventories		(138,967)	(69,426)	(79,419)
Others		(7,126)	(1,222)	(7,421)

Ending	￦	135,631	206,782	216,143

10.	Assets Held for Sale

Details of assets held for sale as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018	2019
	Subsidiaries(*2)	Controlling company(*1)	Subsidiaries	Total
Assets
Cash and cash equivalents(*3)	￦ —	—	374	374
Other financial assets	778	—	185	185
Property, plant and equipment	21,076	36,321	32,972	69,293
Others	—	—	4,306	4,306

	￦ 21,854	36,321	37,837	74,158

Liabilities
Others	￦ —	—	8	8

(*1)	During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was suspended, such as CEM plants, and classified the assets as held for sale.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

During the year ended December 31, 2019, the Company recognized impairment loss of ￦659 million, which is the difference between the fair value less cost to sell and the carrying amount of the assets.
(*2)

During the year ended December 31, 2018, the subsidiary, DAESAN (CAMBODIA) Co., Ltd., decided to sell its land and classified the property, plant and equipment as held for sale. As of December 31, 2019 the sale is completed and gain on disposal of ￦ 22,683 million was recognized.

(*3)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale.

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Investments in associates	￦	1,738,692	1,864,509
Investments in joint ventures		1,911,311	2,063,246

	￦	3,650,003	3,927,755

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Details of investments in associates as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2018		2019
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	178,787,468,209	33.41	￦	178,787	￦	174,123	175,907
POSPower Co., Ltd(*2)	4,507,138	34.00		179,410		161,477	161,280
SNNC	18,130,000	49.00		90,650		116,922	142,602
QSONE Co.,Ltd.	200,000	50.00		84,395		85,550	85,887
Chun-cheon Energy Co., Ltd(*2)	17,308,143	49.10		86,541		62,478	56,679
Nextrain Co., Ltd.	8,321,920	32.00		41,610		10	41,447
Keystone NO. 1. Private Equity Fund(*5)	22,523,123	52.58		22,523		11,183	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,382	17,824
Daesung Steel(*4)	108,038	17.54		14,000		15,644	15,375
Incheon-Gimpo Expressway Co., Ltd.(*2,4)	9,032,539	18.26		45,163		13,329	7,904
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*4)	6,485	12.50		6,485		5,739	6,177
KONES, Corp.	3,250,000	41.67		6,893		2,849	2,473
Others (53 companies)(*2)						123,724	112,621

						790,410	845,614

[Foreign]
AES-VCM Mong Duong Power Company Limited(*3)	—	30.00		164,303		209,936	178,892
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		179,459	225,933
7623704 Canada Inc.(*4)	114,452,000	10.40		124,341		126,885	131,529
Eureka Moly LLC	—	20.00		240,123		82,447	85,349
AMCI (WA) PTY LTD	49	49.00		209,664		71,086	72,937
Nickel Mining Company SAS	3,234,698	49.00		157,585		41,712	37,940
KOREA LNG LTD.	2,400	20.00		135,205		43,554	46,557
NCR LLC	—	29.40		49,744		37,602	46,391
ZHEJIANG HUAYOU-POSCO ESM CO., LTD(*1)	134,400,000	40.00		22,423		—	22,356
PT. Batutua Tembaga Raya	128,285	22.00		21,824		20,479	14,717
PT. Wampu Electric Power(*2)	8,708,400	20.00		10,054		14,120	13,363
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		14,796	15,128
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,478	6,755
Others (26 companies)(*2)						99,728	121,048

						948,282	1,018,895

					￦	1,738,692	1,864,509

(*1)	During the year ended December 31, 2019, ZHEJIANG HUAYOU-POSCO ESM CO., LTD was established and classified as investment in an associate.
(*2)	As of December 31, 2018 and 2019, investments in associates amounting to ￦285,066 million and ￦258,754 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*3)	As of December 31, 2018, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associate’s borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*4)

As of December 31, 2019, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the associate’s Board of Directors and others.

(*5)	Although the Company’s shareholding exceeds 50%, the entity is classified as an associate because the Company does not have control when considering the structure of the Board of Directors.

(c)	Details of investments in joint ventures as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2018		2019
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	180,192	182,648
Others (8 companies)						9,124	10,305

						189,316	192,953

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,041,600	1,235,682
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		363,506	376,410
KOBRASCO	2,010,719,185	50.00		32,950		133,449	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		88,391	88,935
DMSA/AMSA(*1)	—	4.00		346,278		26,709	12,189
CSP - Compania Siderurgica do Pecem	1,221,586,532	20.00		594,173		24,832	—
Others (12 companies)						43,508	41,436

						1,721,995	1,870,293

					￦	1,911,311	2,063,246

(*1)	As of December 31, 2018 and 2019, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(d)	The changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)
Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2018 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	175,553	—	—	(1,430)	—	174,123
POSPower Co., Ltd		—	176,731	—	(3,198)	(12,056)	161,477
SNNC		110,424	—	—	6,624	(126)	116,922
QSONE Co.,Ltd.		85,049	—	(550)	1,051	—	85,550
Chun-cheon Energy Co., Ltd		74,378	—	—	(11,900)	—	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,252	—	—	130	—	17,382
BLUE OCEAN Private Equity Fund		19,620	—	—	(17,930)	(1,690)	—
Daesung Steel		15,500	—	—	144	—	15,644
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(18,331)	—	13,329
Keystone NO. 1. Private Equity Fund		12,379	—	—	(1,295)	99	11,183
UITrans LRT Co., Ltd.		15,841	—	—	(15,841)	—	—
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(1,089)	—	5,739
KONES, Corp.		2,827	—	—	29	(7)	2,849
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	69,594	(162)	180,192
Others (52 companies)		73,419	44,629	(784)	18,942	(3,348)	132,858

		751,490	221,360	(1,334)	25,500	(17,290)	979,726

[Foreign]
AES-VCM Mong Duong Power Company Limited		142,348	—	(26,108)	30,096	63,600	209,936
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(29,301)	17,709	(6,018)	179,459
7623704 Canada Inc.		121,702	—	(4,509)	4,373	5,319	126,885
Eureka Moly LLC		79,398	—	—	(406)	3,455	82,447
AMCI (WA) PTY LTD		63,378	—	—	(3,412)	11,120	71,086
Nickel Mining Company SAS		45,905	—	—	(4,268)	75	41,712
KOREA LNG LTD.		33,422	—	(10,544)	10,542	10,134	43,554
NCR LLC		33,738	2,505	—	(5,909)	7,268	37,602
PT. Batutua Tembaga Raya		21,823	—	—	(1,817)	473	20,479
PT. Wampu Electric Power		13,391	—	—	177	552	14,120
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(735)	(86)	14,796
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,517	—	—	23	(62)	6,478
Roy Hill Holdings Pty Ltd		1,125,133	—	—	59,095	(142,628)	1,041,600
POSCO-NPS Niobium LLC		348,836	—	(22,254)	21,536	15,388	363,506
KOBRASCO		108,485	—	(37,710)	75,170	(12,496)	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	540	(454)	88,391
DMSA/AMSA		56,735	17,973	—	(48,802)	803	26,709
CSP - Compania Siderurgica do Pecem		146,427	—	—	(109,714)	(11,881)	24,832
Others (42 companies)		158,213	2,771	(22,588)	42,937	(38,097)	143,236

		2,806,442	23,249	(153,014)	87,135	(93,535)	2,670,277

	￦	3,557,932	244,609	(154,348)	112,635	(110,825)	3,650,003

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	For the year ended December 31, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	174,123	—	—	(976)	2,760	175,907
POSPower Co., Ltd		161,477	—	—	(4,744)	4,547	161,280
SNNC		116,922	—	(1,450)	27,655	(525)	142,602
QSONE Co.,Ltd.		85,550	—	(950)	1,287	—	85,887
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(11,849)	—	56,679
Nextrain Co., Ltd.		10	41,600	—	(163)	—	41,447
Keystone NO. 1. Private Equity Fund		11,183	8,723	—	(342)	(126)	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,382	—	—	442	—	17,824
Daesung Steel		15,644	—	—	(269)	—	15,375
Incheon-Gimpo Expressway Co., Ltd.		13,329	—	—	(5,425)	—	7,904
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		5,739	—	—	438	—	6,177
KONES, Corp.		2,849	—	—	(403)	27	2,473
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	19,377	(552)	182,648
Others (61 companies)		132,848	30,973	(1,392)	(18,146)	(21,357)	122,926

		979,726	87,346	(20,161)	6,882	(15,226)	1,038,567

[Foreign]
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	24,126	(37,071)	178,892
South-East Asia Gas Pipeline Company Ltd.		179,459	—	(24,267)	63,749	6,992	225,933
7623704 Canada Inc.		126,885	—	(9,902)	9,912	4,634	131,529
Eureka Moly LLC		82,447	—	—	(25)	2,927	85,349
AMCI (WA) PTY LTD		71,086	—	—	(4,377)	6,228	72,937
Nickel Mining Company SAS		41,712	—	—	(4,250)	478	37,940
KOREA LNG LTD.		43,554	—	(13,404)	13,501	2,906	46,557
NCR LLC		37,602	9,605	—	(822)	6	46,391
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	61	(128)	22,356
PT. Batutua Tembaga Raya		20,479	—	—	(6,209)	447	14,717
PT. Wampu Electric Power		14,120	—	—	(1,247)	490	13,363
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	10	322	15,128
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	80	197	6,755
Roy Hill Holdings Pty Ltd		1,041,600	—	—	158,562	35,520	1,235,682
POSCO-NPS Niobium LLC		363,506	—	(24,933)	24,543	13,294	376,410
KOBRASCO		133,449	—	(74,716)	56,474	434	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	(1,574)	665	1,453	88,935
DMSA/AMSA		26,709	23,682	—	(40,415)	2,213	12,189
CSP - Compania Siderurgica do Pecem		24,832	35,352	—	(57,647)	(2,537)	—
Others (38 companies)		143,236	552	(19,430)	30,168	7,958	162,484

		2,670,277	91,614	(186,325)	266,859	46,763	2,889,188

	￦	3,650,003	178,960	(206,486)	273,741	31,537	3,927,755

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows:

1)	December 31, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	552,760	783	551,977	—	10,249
POSPower Co., Ltd		425,632	35,761	389,871	—	(4,536)
SNNC		645,013	384,586	260,427	656,320	14,229
QSONE Co., Ltd.		249,384	78,285	171,099	16,597	2,101
Chun-cheon Energy Co., Ltd		667,454	525,308	142,146	320,950	(18,796)
Nextrain Co., Ltd.		30	—	30	—	—
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		63,554	35,003	28,551	16,237	439
BLUE OCEAN Private Equity Fund		305,876	174,640	131,236	459,491	(5,294)
Daesung Steel		169,305	111,502	57,803	75,474	824
Incheon-Gimpo Expressway Co., Ltd.		1,049,629	931,937	117,692	45,566	(92,202)
Keystone NO. 1. Private Equity Fund		177,024	144,186	32,838	15,507	(3,962)
UITrans LRT Co., Ltd.		430,227	435,699	(5,472)	12,929	(85,344)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		59,464	1,061	58,403	2,401	(12,313)
KONES, Corp.		2,618	1,414	1,204	5,167	70
POSCO MITSUBISHI CARBON TECHNOLOGY		537,138	237,563	299,575	300,986	116,049
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,726,410	1,009,731	716,679	343,471	70,717
7623704 Canada Inc.		1,232,208	1	1,232,207	—	44,320
Nickel Mining Company SAS		465,463	329,084	136,379	207,956	(4,569)
KOREA LNG LTD.		217,883	110	217,773	54,357	52,720
PT. Batutua Tembaga Raya		332,305	274,580	57,725	128,609	(8,451)
PT. Wampu Electric Power		223,009	155,407	67,602	13,461	887
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		73,515	24,264	49,251	121,104	(2,231)
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		61,782	34,740	27,042	85,619	78
Roy Hill Holdings Pty Ltd		9,666,619	6,043,492	3,623,127	3,259,256	497,469
POSCO-NPS Niobium LLC		726,810	—	726,810	—	41,812
KOBRASCO		317,842	50,945	266,897	229,340	150,550
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		710,518	384,572	325,946	1,341,849	2,159
DMSA/AMSA		5,562,877	4,171,896	1,390,981	731,127	(529,844)
CSP - Compania Siderurgica do Pecem		4,194,242	4,192,867	1,375	1,860,198	(542,865)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	December 31, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	516,659	786	515,873	—	7,479
POSPower Co., Ltd		707,051	199,846	507,205	—	(5,294)
SNNC		677,508	357,843	319,665	738,977	63,269
QSONE Co., Ltd.		250,364	78,589	171,775	17,591	2,576
Chun-cheon Energy Co., Ltd		610,089	492,620	117,469	313,438	(24,677)
Nextrain Co., Ltd.		136,203	7,322	128,881	—	(509)
Keystone NO. 1. Private Equity Fund		187,156	138,219	48,937	18,342	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		53,019	22,971	30,048	17,824	1,497
Daesung Steel		164,708	108,441	56,267	85,537	(1,536)
Incheon-Gimpo Expressway Co., Ltd.		1,014,410	951,321	63,089	50,575	(36,449)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		50,479	1,062	49,417	2,841	3,502
KONES, Corp.		1,950	1,648	302	4,416	(966)
POSCO MITSUBISHI CARBON TECHNOLOGY		474,387	170,678	303,709	216,648	32,334
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,808,529	906,254	902,275	555,075	254,582
7623704 Canada Inc.		1,276,857	1	1,276,856	—	95,306
Nickel Mining Company SAS		471,377	331,194	140,183	245,509	2,432
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		73,604	17,765	55,839	641	153
KOREA LNG LTD.		232,935	147	232,788	69,577	67,507
PT. Batutua Tembaga Raya		423,608	392,226	31,382	112,568	(28,360)
PT. Wampu Electric Power		222,266	158,451	63,815	18,163	(6,233)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		65,413	15,232	50,181	101,101	28
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		61,847	33,989	27,858	77,371	327
Roy Hill Holdings Pty Ltd		11,143,705	5,718,152	5,425,553	5,037,471	1,660,577
POSCO-NPS Niobium LLC		752,617	—	752,617	—	47,521
KOBRASCO		268,139	36,857	231,282	167,022	112,949
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		969,280	637,478	331,802	1,145,794	1,704
DMSA/AMSA		5,703,501	4,202,704	1,500,797	638,797	(504,077)
CSP - Compania Siderurgica do Pecem		3,959,365	4,249,083	(289,718)	1,623,843	(465,853)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2019 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project (private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean Wave World Complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

13.	Investment Property, Net

(a)	Investment property as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018				2019
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	295,328	(16,743)	278,585	295,183	(16,718)	278,465
Buildings		681,518	(110,183)	571,335	778,816	(180,657)	598,159
Structures		3,327	(1,919)	1,408	3,455	(2,277)	1,178
Right of use assets		—	—	—	434	(9)	425
Construction-in-progress		101,665	(24,378)	77,287	—	—	—

	￦	1,081,838	(153,223)	928,615	1,077,888	(199,661)	878,227

As of December 31, 2019, the fair value of investment property is ￦1,545,310 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2018 and 2019 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	360,402	1,327	(26,826)	(16,743)	(39,575)	278,585
Buildings		634,040	727	(32,807)	(28,358)	(2,267)	571,335
Structures		6,281	—	—	(603)	(4,270)	1,408
Construction-in-progress		64,191	42,052	—	(24,948)	(4,008)	77,287

	￦	1,064,914	44,106	(59,633)	(70,652)	(50,120)	928,615

(*1)

Includes impairment loss on investment property recognized by each of the consolidated subsidiaries, including the office lease of POSCO (Dalian) IT Center Development Co., Ltd. amounting to ￦51,461 million.

(*2)	Includes reclassification resulting from changing the purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	278,585	—	(5,921)	—	5,801	278,465
Buildings		571,335	1,548	(5,343)	(52,416)	83,035	598,159
Structures		1,408	—	(50)	(625)	445	1,178
Right of use assets		—	—	—	—	425	425
Construction-in-progress		77,287	18,644	—	—	(95,931)	—

	￦	928,615	20,192	(11,314)	(53,041)	(6,225)	878,227

(*1)	Includes impairment loss on investment property recognized by POSCO (Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ￦32,642 million.
(*2)	Includes reclassification resulting from changing the purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018					2019
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	2,553,957	(5,955)	—	2,548,002	2,527,972	(1,913)	—	2,526,059
Buildings		9,146,294	(4,743,449)	(393)	4,402,452	9,227,064	(5,010,770)	(840)	4,215,454
Structures		5,884,277	(2,966,304)	(49)	2,917,924	6,066,000	(3,161,453)	(41)	2,904,506
Machinery and equipment		47,610,225	(29,091,754)	(342)	18,518,129	47,548,589	(30,326,324)	(4,001)	17,218,264
Vehicles		302,767	(271,381)	(45)	31,341	305,275	(272,977)	(13)	32,285
Tools		399,638	(333,387)	(87)	66,164	418,829	(348,032)	(46)	70,751
Furniture and fixtures		638,553	(502,215)	(51)	136,287	658,467	(528,066)	(269)	130,132
Finance lease assets		213,873	(76,309)	—	137,564	970,891	(196,309)	—	774,582
Bearer plants		88,773	(8,002)	—	80,771	138,818	(14,625)	—	124,193
Construction-in- progress		1,964,267	(778,373)	(6,255)	1,179,639	2,800,412	(856,548)	(14,117)	1,929,747

	￦	68,802,624	(38,777,129)	(7,222)	30,018,273	70,662,317	(40,717,017)	(19,327)	29,925,973

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2018 and 2019 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	￦	2,527,650	28,998	(26,157)	—	6,399	11,112	2,548,002
Buildings		4,877,018	46,129	(21,501)	(331,688)	(73,523)	(93,983)	4,402,452
Structures		2,765,852	18,749	(2,834)	(220,218)	(6,652)	363,027	2,917,924
Machinery and equipment		19,367,957	145,220	(62,135)	(2,224,000)	(143,293)	1,434,380	18,518,129
Vehicles		32,861	8,538	(1,149)	(14,835)	(56)	5,982	31,341
Tools		63,640	21,337	(1,867)	(26,421)	(206)	9,681	66,164
Furniture and fixtures		145,439	32,258	(577)	(51,835)	(1,494)	12,496	136,287
Finance lease assets		145,257	28,466	(420)	(19,224)	—	(16,515)	137,564
Bearer plants		65,515	—	—	(3,636)	—	18,892	80,771
Construction-in-progress		1,892,346	1,884,125	(23,814)	—	(778,373)	(1,794,645)	1,179,639

	￦	31,883,535	2,213,820	(140,454)	(2,891,857)	(997,198)	(49,573)	30,018,273

(*1)

During 2018, the Controlling Company evaluated future economic performance of its Synthetic Natural Gas (SNG) facility that was still in trial run stage. Considering the continuous decline in LNG price, increase in coal prices and the need for additional capital investment in the SNG facility, the Controlling Company concluded that the profitability for the SNG facility is unlikely to be sustainable and decided to terminate the operation of SNG facility as of December 31, 2018. The property, plant and equipment in the SNG facility are primarily comprised of machinery and

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

equipment, among which assets with a carrying value of ￦167,054 million are expected to be re-used in other facilities of the Controlling Company therefore no impairment test was conducted. For the remaining assets, impairment test was performed by estimating the recoverable amount of each individual assets. For the assets which are determined to be technically obsolete and therefore sale is unlikely, recoverable amount represents expected scrap value less cost of disposal.

For the assets for which sale is probable, the recoverable amount is determined based on fair value less cost of disposal. Fair value was measured using cost approach, which is based on an estimation of the current cost to purchase or replace the asset less applicable depreciation and obsolescence. Specifically, the Controlling Company used indirect cost approach to estimate the replacement cost for a new asset by applying asset specific inflation factors to the asset’s historical cost. Then the Controlling Company estimated and deducted depreciation for physical deterioration. Depreciation factors are applied primarily based on estimated useful life of the asset and declining balance depreciation method. The fair value measurement of assets in SNG facility is considered to be level 3 because significant inputs used in the estimate, such as asset specific inflation factors and estimated useful lives, are unobservable.

As a result of the impairment test, the Company recognized an impairment loss of ￦809,737 million in connection with the property, plant and equipment in the SNG facility.

The Controlling Company also has recognized an impairment loss amounting to ￦61,787 million since recoverable amounts on Strip Casting facilities and others is less than their carrying amount for the year ended December 31, 2018.

(*2)

As of December 31, 2018, POSCO ENERGY CO., LTD., a subsidiary, performed an impairment test due to the continued operating losses of the fuel cell business, and recognized impairment losses amounting to ￦54,250 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing the purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	￦	2,548,002	6,550	—	(2,128)	—	—	(26,365)	2,526,059
Buildings		4,402,452	39,551	22,836	(10,376)	(314,107)	(90,036)	165,134	4,215,454
Structures		2,917,924	49,931	2	(3,350)	(228,616)	(27,217)	195,832	2,904,506
Machinery and equipment		18,518,129	175,743	1,216	(78,236)	(2,250,022)	(309,604)	1,161,038	17,218,264
Vehicles		31,341	8,027	189	(742)	(15,057)	(559)	9,086	32,285
Tools		66,164	19,178	5,792	(1,340)	(28,537)	(2,106)	11,600	70,751
Furniture and fixtures		136,287	34,618	252	(1,630)	(36,309)	(1,808)	(1,278)	130,132
Lease assets(*4)		137,564	72,640	490	(8,401)	(130,905)	—	703,194	774,582
Bearer plants		80,771	—	—	—	(5,916)	—	49,338	124,193
Construction-in-progress		1,179,639	2,261,663	17,697	(24,840)	—	(10,150)	(1,494,262)	1,929,747

	￦	30,018,273	2,667,901	48,474	(131,043)	(3,009,469)	(441,480)	773,317	29,925,973

(*1)

During the year ended December 31, 2019, the Controlling Company estimated recoverable amount of individual assets in CEM and Fe-Si factories that ceased operations due to the disposal plan and others. The Company measured recoverable amounts based on appraisal value or scrap

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

value. The Company recognized impairment losses of ￦205,396 million since recoverable amounts are less than their carrying amounts.
(*2)

As of December 31, 2019, POSCO SS VINA JOINT STOCK COMPANY (formerly, POSCO SS VINA Co., Ltd.), a subsidiary, performed impairment test due to the continued operating losses and recognized impairment losses amounting to ￦204,546 million since recoverable amount based on value-in-use is less than its carrying amount.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing the purpose of use, adjustments of foreign currency translation differences and others.

(*4)	On the date of initial application of IFRS No.16 “Leases” (January 1, 2019), recognition of ￦704,458 million of right-of-use assets is included in others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018		2019
Weighted average expenditure	￦	628,595	587,628
Borrowing costs capitalized		22,619	22,775
Capitalization rate (%)		2.51 ~ 3.90	3.57 ~ 5.46

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	Collateral right holder	Book value
		2018		2019
Land	Korean Development Bank and others	￦	769,843	765,307
Buildings and structures	Korean Development Bank and others		1,522,129	1,363,709
Machinery and equipment	Korean Development Bank and others		3,419,528	2,440,777

		￦	5,711,500	4,569,793

As of December 31, 2019, assets pledged as collateral related to the Company’s borrowings and others amounting to ￦5,016,568 million include investment properties and other assets such as land use right.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(e)	Changes in the carrying amount of right of use assets presented as property, plant and equipment for the year ended December 31, 2019 were as follows:

(in millions of Won)	Beginning (Initial applicaion date)		Right of use assets Acquisitions	Depreciation	Others	Ending
Land	￦	340,107	22,850	(11,461)	(10,154)	341,342
Buildings and structures		209,455	23,015	(38,853)	(22,505)	171,112
Machinery and equipment		219,877	14,610	(33,751)	15,092	215,828
Vehicles		20,555	8,735	(10,050)	(5,135)	14,105
others		52,028	3,430	(36,790)	13,527	32,195

	￦	842,022	72,640	(130,905)	(9,175)	774,582

(f)	The amount recognized in profit or loss related to leases for the year ended December 31, 2019 are as follows:

(in millions of Won)	2019
Interest on lease liabilities	￦	35,483
Expenses related to short-term leases		41,974
Expenses related to leases of low-value assets		14,150

	￦	91,607

15. Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2018 and 2019 are as follows:

	2018					2019
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	￦	1,603,308	(478,159)	—	1,125,149	1,631,413	(533,604)	—	1,097,809
Intellectual property rights		3,300,638	(901,113)	—	2,399,525	3,449,796	(1,170,586)	—	2,279,210
Premium in rental		158,338	(23,545)	—	134,793	170,247	(22,169)	—	148,078
Development expense		445,752	(346,589)	—	99,163	483,539	(389,200)	—	94,339
Port facilities usage rights		724,375	(419,294)	—	305,081	686,525	(405,127)	—	281,398
Exploration and evaluation assets		285,845	(93,715)	—	192,130	294,874	(217,603)	—	77,271
Customer relationships		860,951	(439,178)	—	421,773	865,821	(490,946)	—	374,875
Other intangible assets		1,115,742	(622,417)	(114)	493,211	1,220,641	(665,026)	(122)	555,493

	￦	8,494,949	(3,324,010)	(114)	5,170,825	8,802,856	(3,894,261)	(122)	4,908,473

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2018 and 2019 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill	￦	1,349,838	—	—	—	(223,709)	(980)	1,125,149
Intellectual property rights		2,449,193	334,667	(18,619)	(198,282)	(96,475)	(70,959)	2,399,525
Premium in rental(*1)		118,310	36,196	(15,675)	(330)	(4,218)	510	134,793
Development expense		80,218	4,248	(32)	(37,305)	(411)	52,445	99,163
Port facilities usage rights		309,373	—	—	(22,975)	—	18,683	305,081
Exploration and evaluation assets		205,944	2,654	—	—	(3,339)	(13,129)	192,130
Customer relationships		466,945	—	—	(48,499)	—	3,327	421,773
Power generation permit(*2)		539,405	—	—	—	—	(539,405)	—
Other intangible assets		433,043	164,594	(1,644)	(49,190)	(8,844)	(44,748)	493,211

	￦	5,952,269	542,359	(35,970)	(356,581)	(336,996)	(594,256)	5,170,825

(*1)	Premium in rental includes memberships with indefinite useful lives.
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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	￦	1,125,149	—	26,256	—	—	(55,445)	1,849	1,097,809
Intellectual property rights		2,399,525	127,479	—	(6,566)	(271,694)	(2)	30,468	2,279,210
Premium in rental(*1)		134,793	15,636	—	(3,326)	(181)	24	1,132	148,078
Development expense		99,163	4,484	—	(35)	(44,418)	(666)	35,811	94,339
Port facilities usage rights		305,081	—	—	(4,674)	(22,923)	—	3,914	281,398
Exploration and evaluation assets		192,130	9,642	—	—	—	(123,888)	(613)	77,271
Customer relationships		421,773	—	—	—	(51,768)	—	4,870	374,875
Other intangible assets		493,211	141,578	74	(10,718)	(40,263)	(10,111)	(18,278)	555,493

		—	—	—	—	—	—	—	—
	￦	5,170,825	298,819	26,330	(25,319)	(431,247)	(190,088)	59,153	4,908,473

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

From exploration and evaluation of natural gas in the AD-7 block in Myanmar, POSCO INTERNATIONAL Corporation failed to find economic natural gas. The Company recognized impairment loss of the amount of ￦118,140 million in excess of the Special Energy Loan.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(c)	For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2018 and 2019 are as follows:

(in millions of Won) Reportable segments	Total number of CGUs
	2018	2019	CGUs	2018		2019
Steel	7	7	POSCO VST CO., LTD.	￦	36,955	36,955
			Others		12,484	13,721
Trading	2	3	POSCO INTERNATIONAL CORPORATION(*1)		1,006,879	951,434
			GRAIN TERMINAL HOLDING(*2)		—	26,256
			PT. Bio Inti Agrindo		6,902	7,468
			Others		16	—
E&C	2	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD.		24,868	24,868
			POSCO Center Beijing		155	158
			POSCO ENERGY CO., LTD.		26,471	26,471
Others	5	5	Others		10,419	10,478

	16	17		￦	1,125,149	1,097,809

(*1)

Recoverable amounts of POSCO INTERNATIONAL Corporation are determined based on its value in use. As of December 31, 2019, value in use is estimated by applying a 6.84% discount rate and a 1.9% terminal growth rate after 5 years, based on management’s business plan. The terminal growth rate does not exceed long-term growth rate of its industry. Impairment loss on goodwill of ￦55,445 million was recognized as of December 31, 2019 as the recoverable amount is less than the carrying amount of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate, terminal growth rate and estimated sales used in discounted cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by ￦157,501 million or 4.65% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by ￦69,413 million or 2.05%.

(*2)	In connection with the acquisition of Grain Terminal Holding, the Company recognized goodwill of ￦26,256 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Current
Advance payment	￦	539,894	453,538
Prepaid expenses		123,770	145,834
Firm commitment asset		11,246	17,490
Others		9,553	14,315

		684,463	631,177

Non-current
Long-term advance payment		24,280	21,950
Long-term prepaid expenses		334,918	41,256
Others(*1)		149,566	262,036

	￦	508,764	325,242

(*1)

) As of December 31, 2018 and 2019 the Company recognized tax assets amounting to ￦116,693 million and ￦213,071 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

17.	Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2018		2019
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2019~ December, 2019	January, 2020~ December, 2020	0.5~8.9	￦	294,364	159,075
Short-term borrowings	HSBC and others	January, 2019~ December, 2019	January, 2020~ December, 2020	0.2~12.7		7,193,416	5,327,258

						7,487,780	5,486,333

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	November, 2004~ October, 2019	January, 2020~ December, 2020	0.7~6.6		1,234,915	1,491,934
Current portion of debentures	Korea Development Bank and others	October, 2010~ September, 2018	April, 2020~ October, 2020	1.5~4.3		1,568,108	1,571,194
Less: Current portion of discount on debentures issued						(1,184)	(1,249)

						2,801,839	3,061,879

					￦	10,289,619	8,548,212

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Long-term borrowings, excluding current portion as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2018		2019
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2019	February, 2021~ March, 2037	0.2~12.5	￦	4,499,199	3,827,152
Less: Present value discount						(30,526)	(24,374)
Bonds	KB Securities co.,Ltd. and others	April, 2011~ November, 2019	February, 2021~ October, 2029	1.6~5.3		5,469,580	8,124,194
Less: Discount on debentures issued						(18,602)	(33,571)

					￦	9,919,651	11,893,401

(c)	Assets pledged as collateral in regard to the borrowings as of December 31, 2019 are as follows:

(in millions of Won)	Bank	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others		26,923	26,923
Property, plant and equipment and Investment property	Korea Development Bank and others		4,420,551	4,967,168
Trade accounts and notes receivable	Korea Development Bank and others		7,498	7,498
Inventories	Export-Import Bank of Korea and others		118,824	12,650
Financial instruments	KB Kookmin Bank and others		46,217	45,017

		￦	4,620,013	5,059,256

18.	Other Payables

Other payables as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Current
Accounts payable	￦	783,562	832,845
Accrued expenses		720,773	742,370
Dividend payable		8,673	3,106
Lease liabilities(*1)		10,152	149,176
Withholdings		196,937	152,011

	￦	1,720,097	1,879,508

Non-current
Accounts payable	￦	1,624	2,718
Accrued expenses		19,021	4,805
Lease liabilities(*1)		84,602	526,294
Long-term withholdings		43,621	51,312

	￦	148,868	585,129

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*1)	As of December 31, 2019, the Company recognized additional lease liabilities of ￦590,225 million upon initial application of IFRS 16 “Leases”.

19. Other Financial Liabilities

Other financial liabilities as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Current
Derivatives liabilities	￦	27,328	28,021
Financial guarantee liabilities		50,472	49,806

	￦	77,800	77,827

Non-current
Derivatives liabilities	￦	46,429	17,033
Financial guarantee liabilities		17,733	14,461

	￦	64,162	31,494

20. Provisions

(a)	Provisions as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018			2019
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	46,514	26,964	76,432	47,237
Provision for construction warranties		11,842	130,391	7,655	162,773
Provision for legal contingencies and claims(*1)		16,981	94,169	6,996	77,488
Provision for the restoration(*2)		9,379	79,789	6,783	80,520
Others(*3,4)		213,737	99,723	262,471	90,136

	￦	298,453	431,036	360,337	458,154

(*1)

The Company recognized probable outflow of resources amounting to ￦50,888 million and ￦54,228 million as provisions for legal contingencies and claims in relation to lawsuits against the Company as of December 31, 2018 and 2019, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery of ￦22,725 million as provisions for restoration as of December 31, 2019. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials that are currently available to recover the land. The Company has applied a discount rate of 1.74%~1.84% to measure present value of these costs.

(*3)

As of December 31, 2018 and 2019, POSCO ENERGY CO., LTD., and Korea Fuel Cell, recognized ￦200,407 million and ￦178,959 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of to fulfill the service requirements.

(*4)	The Company has recognized emission liabilities of ￦50,965 million for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of December 31, 2019.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and service provided
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2018 and 2019 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦ 49,171	88,879	(60,723)	(3,856)	7	73,478
Provision for construction warranties	118,036	56,560	(24,608)	(7,660)	(95)	142,233
Provision for legal contingencies and claims	36,764	84,242	(6,066)	(3,399)	(391)	111,150
Provision for the restoration	134,190	14,912	(9,212)	(47,682)	(3,040)	89,168
Others	249,957	328,879	(118,388)	(216,668)	69,680	313,460

	￦588,118	573,472	(218,997)	(279,265)	66,161	729,489

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦ 73,478	122,714	(86,084)	(3,077)	16,638	123,669
Provision for construction warranties	142,233	53,203	(22,858)	(3,444)	1,294	170,428
Provision for legal contingencies and claims	111,150	26,407	(37,087)	(18,098)	2,112	84,484
Provision for the restoration	89,168	23,559	(13,411)	(14,379)	2,366	87,303
Others	313,460	95,747	(38,260)	(86,458)	68,118	352,607

	￦729,489	321,630	(197,700)	(125,456)	90,528	818,491

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

21.	Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Expense related to post-employment benefit plans under defined contribution plans	￦	35,538	42,825	46,846

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Present value of funded obligations	￦	2,117,829	2,416,203
Fair value of plan assets(*1)		(1,997,717)	(2,255,149)
Present value of non-funded obligations		19,332	15,677

Net defined benefit liabilities	￦	139,444	176,731

(*1)

As of December 31, 2018 and 2019, the Company recognized net defined benefit assets amounting to ￦1,489 million and ￦4,280 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018		2019
Defined benefit obligations at the beginning of year	￦	1,843,135	2,137,161
Current service costs		212,323	236,735
Interest costs		54,950	51,900
Remeasurements :		212,678	152,713
- Gain from change in financial assumptions		173,084	103,850
- Loss (gain) from change in demographic assumptions		526	(492)
- Others		39,068	49,355
Benefits paid		(189,165)	(152,275)
Others		3,240	5,646

Defined benefit obligations at the end of year	￦	2,137,161	2,431,880

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

3)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018		2019
Fair value of plan assets at the beginning of year	￦	1,714,166	1,997,717
Interest on plan assets		50,784	48,210
Remeasurement of plan assets		(19,761)	(8,692)
Contributions to plan assets		408,326	342,915
Benefits paid		(163,112)	(124,962)
Others		7,314	(39)

Fair value of plan assets at the end of year	￦	1,997,717	2,255,149

The Company expects to make an estimated contribution of ￦331,415million to the defined benefit plan assets in 2020.

4)	The fair value of plan assets as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Equity instruments	￦	3,151	10,386
Debt instruments		692,825	1,013,716
Deposits		1,244,802	1,159,455
Others		56,939	71,592

	￦	1,997,717	2,255,149

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Current service costs	￦	209,612	212,323	236,735
Net interest costs(*1)		(9,686)	4,166	3,690

	￦	199,926	216,489	240,425

(*1)	The actual return on plan assets amounted to ￦30,422 million, ￦31,023 million and ￦39,518 million for the years ended December 31, 2017, 2018 and 2019, respectively.

The expenses by function were as follows:

(in millions of Won)	2017		2018	2019
Cost of sales	￦	131,724	150,822	169,206
Selling and administrative expenses		67,424	64,505	70,060
Others		778	1,162	1,159

	￦	199,926	216,489	240,425

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Beginning	￦	(251,612)	(299,155)	(472,644)
Current actuarial gains (losses)		(47,543)	(173,489)	(117,152)

Ending	￦	(299,155)	(472,644)	(589,796)

7)	The principal actuarial assumptions as of December 31, 2018 and 2019 are as follows:

(%)	2018	2019
Discount rate	2.24~10.03	1.72 ~ 13.00
Expected future increase in salaries(*1)	2.54~10.00	2.00 ~ 11.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 3 years.

All assumptions are reviewed at the end of the reporting period. Additionally, to determine the present value of defined benefit obligations, the Company uses actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(167,767)	(6.9)	194,809	8.0
Expected future increase in salaries		195,098	8.0	(170,997)	(7.0)

9)	As of December 31, 2019, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits paid	￦	279,554	928,288	513,133	771,500	409,976	2,902,451

The maturity analysis of the defined benefit obligation is based on nominal amounts according to expected remaining working lives of employees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

22.	Other Liabilities

Other liabilities as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Current
Due to customers for contract work	￦	641,064	644,947
Advances received		1,130,910	746,169
Unearned revenue		49,805	61,795
Withholdings		233,981	388,486
Firm commitment liability		24,373	15,637
Others		10,174	8,604

	￦	2,090,307	1,865,638

Non-current
Advances received		123,071	116,178
Unearned revenue		42,992	27,161
Others		84,369	52,349

	￦	250,432	195,688

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2018 and 2019 are as follows:

① December 31, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	16,662	—	16,662	—	16,662
Short-term financial instruments		6,099,303	—	6,099,303	—	6,099,303
Debt securities		27,229	—	—	27,229	27,229
Other securities		338,106	1,224	5,205	331,677	338,106
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		32,421	—	32,421	—	32,421
Fair value through other comprehensive income
Equity securities		1,238,630	891,514	—	347,116	1,238,630
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost(*1)		—
Cash and cash Equivalents		2,643,865	—	—	—	—
Trade accounts and notes receivable		8,819,617	—	—	—	—
Other receivables		1,843,381	—	—	—	—
Debt securities		8,447	—	—	—	—
Deposit instruments		1,966,558	—	—	—	—

	￦	23,037,857	892,738	6,153,591	709,660	7,755,989

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	60,047	—	60,047	—	60,047
Derivative hedging instruments(*2)		13,710	—	13,710	—	13,710
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		4,035,960	—	—	—	—
Borrowings		20,209,270	—	20,377,105	—	20,377,105
Financial guarantee liabilities		68,205	—	—	—	—
Others		1,803,353	—	—	—	—

	￦	26,190,545	—	20,450,862	—	20,450,862

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

② December 31, 2019

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	106,104	—	106,104	—	106,104
Short-term financial instruments		6,861,242	—	6,861,242	—	6,861,242
Debt securities		28,087	—	—	28,087	28,087
Other securities		340,008	1,222	3,330	335,456	340,008
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		6,174	—	6,174	—	6,174
Fair value through other comprehensive income
Equity securities		1,204,902	782,108	73	422,721	1,204,902
Debt securities		5,686	—	—	5,686	5,686
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		3,514,872	—	—	—	—
Trade accounts and notes receivable		8,214,459	—	—	—	—
Other receivables		2,193,700	—	—	—	—
Debt securities		334,153	—	—	—	—
Deposit instruments		1,779,082	—	—	—	—

	￦	24,590,469	783,330	6,976,923	793,950	8,554,203

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	32,193	—	32,193	—	32,193
Derivative hedging instruments(*2)		12,861	—	12,861	—	12,861
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,442,989	—	—	—	—
Borrowings		20,441,613	—	20,666,476	—	20,666,476
Financial guarantee liabilities		64,267	—	—	—	—
Others		2,401,382	—	—	—	—

	￦	26,395,305	—	20,711,530	—	20,711,530

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.
(*2)

The Company applies fair value hedge for certain forward contracts utilized in hedging the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge for certain currency swap utilized in hedging the risk of changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of derivatives are measured using valuation models such as discounted cash flow method and others. Inputs of the valuation model include forward rate, interest rate and others. It may change depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Fair value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2019 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	￦	417,683	Discounted cash flows	Growth rate	0% ~ 0.5%	As growth rate increases, fair value increases
				Discount rate	6.0% ~ 18.4%	As discount rate increases, fair value decreases
		17,931	Proxy firm valuation method	Price multiples	0.621 ~ 2.645	As price multiples increases, fair value increases
		358,336	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2019 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	1,325	1,224
	Fluctuation 0.5% of discount rate		24,766	21,845

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018		2019
Beginning	￦	880,012	709,660
Acquisition		134,325	68,461
Loss on valuation of financial assets		(34,555)	(9,412)
Other comprehensive income		26,771	106,586
Disposal and others		(296,893)	(81,345)

Ending	￦	709,660	793,950

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2017, 2018 and 2019 were as follows:

①	For the year ended December 31, 2017

	Finance income and costs								Other comprehensive loss
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets held for trading	￦	—	16	—	—	—	—	16	—
Derivatives assets		—	(99,942)	—	206,362	—	—	106,420	(143)
Available-for-sale financial assets		60	—	—	418,789	(123,214)	92,961	388,596	(31,389)
Held-to-maturity financial assets		236	—	—	—	—	7	243	—
Loans and receivables		212,155	—	(607,837)	(32,456)	—	(304)	(428,442)	—
Derivatives liabilities		—	(61,809)	—	(231,908)	—	—	(293,717)	—
Financial liabilities measured at amortized cost		(653,115)	—	777,935	—	—	(9,546)	115,274	—

	￦	(440,664)	(161,735)	170,098	360,787	(123,214)	83,118	(111,610)	(31,532)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

②	For the year ended December 31, 2018

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	140,116	(43,293)	—	11,919	3,644	112,386	—
Derivative assets		—	47,720	—	233,187	—	280,907	—
Financial assets at fair value through other comprehensive income		—	—	—	—	59,701	59,701	(149,188)
Financial assets measured at amortized cost		197,142	—	234,606	(39,970)	(370)	391,408	—
Derivative liabilities		—	8,592	—	(194,446)	—	(185,854)	(212)
Financial liabilities measured at amortized cost		(741,296)	—	(438,708)	—	(16,990)	(1,196,994)	—

	￦	(404,038)	13,019	(204,102)	10,690	45,985	(538,446)	(149,400)

③	For the year ended December 31, 2019

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	142,873	(23,551)	—	5,556	630	125,508	—
Derivative assets		—	123,538	—	184,861	—	308,399	—
Financial assets at fair value through other comprehensive income		—	—	—	—	74,825	74,825	(10,541)
Financial assets measured at amortized cost		209,511	—	295,319	(36,935)	(8,042)	459,853	—
Derivative liabilities		—	(7,494)	—	(217,072)	—	(224,566)	(90)
Financial liabilities measured at amortized cost		(755,711)	—	(330,808)	(2,432)	(24,988)	(1,113,939)	—

	￦	(403,327)	92,493	(35,489)	(66,022)	42,425	(369,920)	(10,631)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Cash and cash equivalents	￦	2,643,865	3,514,872
Derivative assets		49,083	112,278
Short-term financial instrument		6,099,303	6,861,242
Debt securities		37,314	367,926
Other securities		338,106	340,008
Other receivables		1,845,381	2,195,700
Trade accounts and nores receivable		8,819,617	8,214,459
Deposit instruments		1,966,558	1,779,082

	￦	21,799,227	23,385,567

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2018 and 2019, the maximum exposure to credit risk related to the financial guarantee amounted to ￦3,147,280 million and ￦4,959,011 million, respectively.

2)	Impairment losses on financial assets

The Company assesses expected credit losses by estimating the default rate based on the credit loss experience of prior periods and current overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

①	Allowance for doubtful accounts as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Trade accounts and notes receivable	￦	588,733	465,524
Other accounts receivable		160,729	210,313
Loans		147,980	195,339
Other assets		19,348	27,098

	￦	916,790	898,274

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

②	Impairment losses on financial assets for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018		2019
Bad debt expenses	￦	74,781	(28,105)
Other bad debt expenses(*1)		81,353	88,787
Less: Recovery of allowance for other bad debt accounts		(18,261)	(8,464)

	￦	137,873	52,218

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2018 and 2019 are as follows:

	2018			2019
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Current (not past due)	￦	8,021,110	70,418	7,528,607	75,324
Over due less than 1 month		632,082	14,434	876,753	9,395
1 month - 3 months		226,082	4,116	228,115	6,647
3 months - 12 months		118,094	11,774	134,888	7,954
Over 12 months		1,148,694	487,991	965,977	366,204

	￦	10,146,062	588,733	9,734,340	465,524

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2018 and 2019 are as follows:

	2018			2019
(in millions of Won)	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
Current (not past due)	￦	1,754,293	140,072	1,220,756	56,354
Over due less than 1 month		100,102	4,307	432,220	1,546
1 month - 3 months		28,351	851	91,521	239
3 months - 12 months		59,946	12,411	271,814	10,846
over 12 months		230,746	170,416	612,139	363,765

	￦	2,173,438	328,057	2,628,450	432,750

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Beginning	￦	977,771	1,094,464	916,790
Initial application of IFRS No.9		—	107,454	—
Bad debt expenses		173,694	74,781	(28,105)
Other bad debt expenses		98,177	63,092	80,323
Others(*1)		(155,178)	(423,001)	(70,735)

Ending	￦	1,094,464	916,790	898,273

(*1)	Others for the years ended December 31, 2017, 2018 and 2019, included decreases mainly due to write-off amounting to ￦119,964 million, ￦383,714 million and ￦78,505 million, respectively.

(c)	Liquidity risk

1)	Contractual maturities of non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	￦	3,442,989	3,444,596	3,422,957	21,639	—
Borrowings		20,441,613	22,161,306	9,262,808	11,171,927	1,726,571
Financial guarantee liabilities(*1)		64,267	3,406,609	3,406,609	—	—
Lease liabilities		675,470	858,662	166,854	502,674	189,134
Other financial liabilities		1,725,912	1,797,765	1,667,087	130,678	—

	￦	26,350,251	31,668,938	17,926,315	11,826,918	1,915,705

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities of derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	￦	11,779	10,132	—	21,911
Currency swap		570	1,687	3,845	6,102
Interest rate swap		1,525	1,368	—	2,893
Others		14,148	—	—	14,148

	￦	28,022	13,187	3,845	45,054

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(d)	Currency risk

1)

The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2018 and 2019 is as follows:

(in millions of Won)	2018			2019
	Assets		Liabilities	Assets	Liabilities
USD	￦	4,346,481	6,389,276	4,423,107	6,166,765
EUR		657,690	509,437	592,381	180,816
JPY		97,722	389,625	79,664	253,542
Others		259,949	142,868	481,455	319,046

2)

As of December 31, 2018 and 2019, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018			2019
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(204,280)	204,280	(174,366)	174,366
EUR		14,825	(14,825)	41,156	(41,156)
JPY		(29,190)	29,190	(17,388)	17,388

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Fixed rate
Financial assets	￦	11,565,519	13,391,637
Financial liabilities		(11,781,701)	(13,264,607)

		(216,182)	127,030

Variable rate
Financial liabilities	￦	(8,522,323)	(7,852,476)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2018 and 2019, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018		2019
	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦ (85,223)	85,223	(78,525)	78,525

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2018 and 2019 are as follows:

(Share, in Won)	2018		2019
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2019, total shares of ADRs of 34,827,912 outstanding in overseas stock market are equivalent to 8,706,978 of common stock.
(*2)	As of December 31, 2019, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2018 and 2019 were as follows:

(share)	2018			2019
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(7,187,231)	79,999,604	87,186,835	(7,185,703)	80,001,132
Disposal of treasury shares	—	1,528	1,528	—	114,509	114,509

Ending	87,186,835	(7,185,703)	80,001,132	87,186,835	(7,071,194)	80,115,641

(c)	Capital surplus as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		784,047	796,623
Other capital deficit		172,135	125,259

	￦	1,420,007	1,385,707

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(d)

POSCO Energy Co., Ltd., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interests in the consolidated financial statements. The details of redeemable convertible preferred shares as of December 31, 2019 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	￦28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Cumulative, Non-participating · Minimum dividend rate for 1 year : 3.98% · Dividend rate for 2~3 years : 4.48% · Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion

Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years).

Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred shares are classified as non-controlling interests in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle with a variable quantity of equity instruments.

25.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2018		2019
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	￦	200,000	200,000
Issuance cost					(616)	(616)

				￦	199,384	199,384

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*1)	Details of issuance of hybrid bonds as of December 31, 2019 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

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

The hybrid bond holder’s preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2019 amounts to ￦479 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2018		2019
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(429)	(429)

				￦	139,571	139,571

(*1)	Details of issuance of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2019 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)

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

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2019 amounts to ￦639 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

26.	Reserves

(a)	Reserves as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(670,435)	(648,712)
Changes in fair value of equity investments at fair value through other comprehensive income		(295,300)	(285,073)
Foreign currency translation differences		(417,817)	(202,636)
Gain or losses on valuation of derivatives		(352)	(438)
Others		(20,464)	(21,121)

	￦	(1,404,368)	(1,157,980)

(b)

Changes in unrealized fair value of available-for-sale investments and changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018		2019
Beginning balance	￦	230,190	(295,300)
Initial application of IFRS No. 9		(421,525)	—
Changes in unrealized fair value of equity investments		(139,226)	(9,422)
Reclassification upon disposal		45,737	21,902
Others		(10,476)	(2,253)

Ending balance	￦	(295,300)	(285,073)

27.	Treasury Shares

Based on the Board of Directors’ resolution, POSCO holds treasury shares for business purposes including its share price stabilization. The changes in treasury shares for the years ended December 31, 2018 and 2019 were as follows:

(shares, in millions of Won)	2018			2019
	Number of shares	Amount		Number of shares	Amount
Beginning	7,187,231	￦	1,533,054	7,185,703	￦	1,532,728
Disposal of treasury shares	(1,528)		(326)	(114,509)		(24,425)

Ending	7,185,703	￦	1,532,728	7,071,194	￦	1,508,303

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

28.	Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2017, 2018 and 2019 were as follows:

①	For the year ended December 31, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	30,064,680	20,655,267	20,368	617,394	51,357,709
Revenue from services		111,494	28,793	48,408	1,876,179	2,064,874
Revenue from construction contract		—	—	6,262,038	37,154	6,299,192
Others		54,194	118,147	87,559	205,192	465,092

	￦	30,230,368	20,802,207	6,418,373	2,735,919	60,186,867

Timing of revenue recognition
Revenue recognized at a point in time	￦	30,118,874	20,773,414	334,345	832,369	52,059,002
Revenue recognized over time		111,494	28,793	6,084,028	1,903,550	8,127,865

	￦	30,230,368	20,802,207	6,418,373	2,735,919	60,186,867

②	For the year ended December 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	31,733,609	21,632,183	3,568	605,206	53,974,566
Revenue from services		583,359	611,752	63,922	2,274,606	3,533,639
Revenue from construction contract		—	—	6,860,995	272,778	7,133,773
Others		41,041	163,782	17,784	290,051	512,658

	￦	32,358,009	22,407,717	6,946,269	3,442,641	65,154,636

Timing of revenue recognition
Revenue recognized at a point in time	￦	31,774,650	21,795,965	743,448	906,120	55,220,183
Revenue recognized over time		583,359	611,752	6,202,821	2,536,521	9,934,453

	￦	32,358,009	22,407,717	6,946,269	3,442,641	65,154,636

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

③	For the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	31,456,714	21,629,838	—	712,196	53,798,748
Revenue from services		573,463	369,730	49,696	2,217,862	3,210,751
Revenue from construction contract		—	—	7,308,401	30,998	7,339,399
Others		48,276	157,564	5,393	225,578	436,811

	￦	32,078,453	22,157,132	7,363,490	3,186,634	64,785,709

Timing of revenue recognition
Revenue recognized at a point in time	￦	31,504,990	21,787,402	747,917	943,037	54,983,346
Revenue recognized over time		573,463	369,730	6,615,573	2,243,597	9,802,363

	￦	32,078,453	22,157,132	7,363,490	3,186,634	64,785,709

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2018 and 2019, are as follows.

(in millions of Won)	2018		2019
Receivables
Account receivables	￦	8,819,617	8,214,459

Contract assets
Due from customers for contract work		737,712	1,054,357

Contract liabilities
Advance received		1,278,731	864,480
Due to customers for contract work		641,064	644,947
Unearned revenue		91,872	88,733

29.	Revenue – Contract Balances

(a)	Details of in-progress contracts as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Accumulated cost	￦	26,153,452	27,281,031
Accumulated contract profit		1,848,718	2,462,008
Accumulated contract loss		(804,538)	(1,185,200)
Accumulated contract revenue		27,197,632	28,557,839

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Unbilled due from customers for contract work	￦	810,655	1,128,116
Due to customers for contract work		(641,064)	(644,947)

	￦	169,591	483,169

(c)

Due to the factors causing the variation of costs for the years ended December 31, 2018 and 2019, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the years ended December 31, 2018, 2019 and future periods are as follows:

(in millions of Won)	2018		2019
Changes in estimated total contract costs	￦	427,812	533,639
Changes in profit before income taxes of construction contract :
- Current period		(38,720)	(166,077)
- Future periods		69,428	(43,584)

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of period. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(d)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, the measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

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

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

(e)	As of December 31, 2019, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2020		2021	2022	After 2023	Total
Expected Revenue	￦	6,387,124	4,279,557	2,105,577	1,965,478	14,737,736

30.	Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Wages and salaries	￦	774,900	813,467	840,599
Expenses related to post-employment benefits		78,654	73,290	88,880
Other employee benefits		159,920	176,240	177,908
Travel		39,790	40,929	42,692
Depreciation		97,261	101,274	131,337
Amortization		146,314	112,418	112,171
Communication		11,740	10,616	11,150
Electricity		7,050	8,309	8,799
Taxes and public dues		72,826	71,973	78,932
Rental		69,976	69,516	39,886
Repairs		9,859	15,291	13,454
Entertainment		11,582	11,816	11,123
Advertising		119,724	106,875	82,574
Research & development		125,795	108,352	110,315
Service fees		193,387	165,938	193,486
Vehicles maintenance		8,211	8,942	7,660
Industry association fee		10,140	9,571	9,609
Conference		14,494	14,510	15,104
Increase to provisions		10,990	14,433	18,071
Others		40,493	51,995	47,536

	￦	2,003,106	1,985,755	2,041,286

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Selling expenses

Selling expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Freight and custody(*1)	￦	1,336,969	184,675	180,341
Operating expenses for distribution center		10,503	10,614	9,222
Sales commissions		115,925	79,080	73,941
Sales advertising		3,800	4,821	1,552
Sales promotion		12,414	13,792	9,989
Sample		1,989	2,716	2,287
Sales insurance premium		36,546	37,251	32,632
Contract cost		23,061	16,992	38,081
Others		16,070	19,304	20,273

	￦	1,557,277	369,245	368,318

(*1)

From the year ended December 31, 2018, upon adoption of IFRS No. 15, the Company recognized the freight expenses included in selling expenses incurred for the delivery of transportation services identified as a separate performance obligations in cost of sales.

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Administrative expenses	￦	125,795	108,352	110,315
Cost of sales		361,093	418,250	389,460

	￦	486,888	526,602	499,775

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Other operating income
Gain on disposals of assets held for sale	￦	1,180	27,171	37,461
Gain on disposals of investment in subsidiaries, associates and joint ventures		81,794	45,241	27,836
Gain on disposals of property, plant and equipment		32,145	53,139	49,367
Gain on disposals of intangible assets		23,391	117,139	1,896
Gain on valuation of firm commitment		56,301	39,028	60,201
Gain on valuation of emission rights		—	—	25,440
Gain on disposals of emission rights		—	—	11,141
Reversal of other provisions		—	3,557	36,522
Others(*1,3)		253,670	238,311	201,027

	￦	448,481	523,586	450,891

Other operating expenses
Impairment loss on assets held for sale	￦	—	(50,829)	(38,328)
Loss on disposals of investments in subsidiaries, associates and joint ventures		(19,985)	(5,226)	(6,539)
Loss on disposals of property, plant and equipment		(151,343)	(117,614)	(120,227)
Impairment loss on property, plant and equipment		(117,231)	(1,004,704)	(442,700)
Impairment loss on investment property		—	(51,461)	(32,642)
Impairment loss on intangible assets		(167,995)	(337,519)	(191,021)
Loss on valuation of firm commitment		(43,164)	(66,281)	(37,685)
Idle tangible asset expenses		(10,490)	(9,257)	(34,152)
Increase to provisions		(33,964)	(134,632)	(23,074)
Donations		(51,424)	(52,074)	(51,567)
Others(*2)		(95,780)	(184,865)	(112,029)

	￦	(691,376)	(2,014,462)	(1,089,964)

(*1)	During the year ended December 31, 2019, the Company recognized other operating income of ￦74,044 million as a result of request for judgment on refund of value added tax related to imported LNG.
(*2)	During the 2018, the Company recognized the other-operating expenses of ￦52,997 million in fines for additional value added tax related to imported LNG.
(*3)	During the year ended December 31, 2018, the Company recognized other operating income of ￦55,306 million as a result of request for judgment and correction of tax investigation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Finance income
Interest income(*1)	￦	212,451	337,258	352,384
Dividend income		92,962	63,345	75,455
Gain on foreign currency transactions		785,616	716,060	824,565
Gain on foreign currency translations		564,016	212,443	206,019
Gain on derivatives transactions		210,727	247,513	195,933
Gain on valuations of derivatives		64,735	96,986	163,491
Gain on disposals of financial assets at fair value through profit of loss		—	8,742	8,525
Gain on disposals of available-for-sale financial assets		425,684	—	—
Gain on valuations of financial assets at fair value through profit or loss		—	16,149	42,297
Others		16,476	7,474	3,474

	￦	2,372,667	1,705,970	1,872,143

Finance costs
Interest expenses	￦	(653,115)	(741,296)	(755,711)
Loss on foreign currency transactions		(756,654)	(810,857)	(746,603)
Loss on foreign currency translations		(422,880)	(321,748)	(319,470)
Loss on derivatives transactions		(236,273)	(208,772)	(228,144)
Loss on valuations of derivatives		(226,487)	(40,674)	(47,447)
Loss on disposals of trade accounts and notes receivable		(32,456)	(39,970)	(36,935)
Impairment loss on available-for-sale financial assets		(123,214)	—	—
Loss on disposals of financial assets at fair value through profit or loss		—	(1,474)	(2,969)
Loss on valuations of financial assets at fair value through profit or loss		—	(59,442)	(65,848)
Others		(33,198)	(20,183)	(38,936)

	￦	(2,484,277)	(2,244,416)	(2,242,063)

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2017, 2018 and 2019 were ￦130,710 million, ￦197,142 million and ￦209,511 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other operating expenses in the statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2017		2018	2019
Raw material used, changes in inventories and others	￦	35,584,184	38,884,690	39,279,866
Employee benefits(*2)		3,357,861	3,639,192	3,623,611
Outsourced processing cost		7,074,948	7,462,656	8,250,372
Electricity		933,045	949,435	912,832
Depreciation(*1)		2,887,646	2,911,048	3,029,868
Amortization		409,774	356,581	431,247
Freight and custody		1,336,969	1,414,940	1,446,628
Sales commissions		115,925	79,080	73,941
Loss on disposal of property, plant and equipment		151,343	117,614	120,227
Impairment loss on property, plant and equipment		117,231	1,004,704	442,700
Impairment loss on goodwill and intangible assets		167,995	337,519	191,021
Donations		51,424	52,074	51,567
Other		4,253,625	4,445,124	4,168,470

	￦	56,441,970	61,654,657	62,022,350

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Wages and salaries	￦	3,105,364	3,372,831	3,313,642
Expenses related to post-employment benefits		252,497	266,361	309,969

	￦	3,357,861	3,639,192	3,623,611

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2017, 2018 and 2019 was as follows:

(in millions of Won)	2017		2018	2019
Current income taxes(*1)	￦	864,143	1,577,581	913,286
Deferred income tax due to temporary differences		300,037	(38,851)	164,078
Items recorded directly in equity		21,560	144,900	11,005

Income tax expense	￦	1,185,740	1,683,630	1,088,369

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Net changes in the unrealized fair value of available-for-sale investments	￦	1,271	47,423	(26,744)
Gain on disposal of treasury shares		(40)	(50)	—
Others		20,329	97,527	37,749

	￦	21,560	144,900	11,005

(c)

The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (27.5%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2017, 2018 and 2019.

(in millions of Won)	2017		2018	2019
Profit before income tax expense	￦	4,095,051	3,616,016	3,126,534
Income tax expense computed at statutory rate		990,540	982,287	847,017
Adjustments:
Tax credits		(40,757)	(32,103)	(39,709)
Additional income tax expense for prior years (over provisions from prior years)		(20,912)	44,336	(35,389)
Tax effect from tax audit		—	130,196	14,775
Investment in subsidiaries, associates and joint ventures		(12,510)	114,856	317,977
Tax effects due to permanent differences		72,421	64,708	(5,588)
Effect of tax rate change(*1)		175,647	—	—
Others(*2)		21,311	379,350	(10,714)

		195,200	701,343	241,352

Income tax expense	￦	1,185,740	1,683,630	1,088,369

Effective tax rate (%)		28.96%	46.56%	34.81%

(*1)

During the year ended 31, 2017, the statutory rate changed from 24.2% to 27.5% for taxable income in excess of ￦300,000 million was enacted as a result of a revision to Korean tax law, which will be effective from 2018.

(*2)	Includes the effect of undeductible impairment loss related to Synthetic Natural Gas (SNG) facility for the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2019 were as follows:

(in millions of Won)	2018				2019
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	273,994	(92,851)	181,143	181,143	(28,007)	153,136
Reserve for technology developments		(37,987)	37,987	—	—	—	—
PP&E - Depreciation		14,641	(4,804)	9,837	9,837	12,374	22,211
Share of profit or loss of equity-accounted investees		196,042	31,552	227,594	227,594	(108,480)	119,114
Allowance for inventories valuation		10,780	(104)	10,676	10,676	(1,231)	9,445
PP&E - Revaluation		(1,828,164)	(33,548)	(1,861,712)	(1,861,712)	43,251	(1,818,461)
Prepaid expenses		20,000	(2,741)	17,259	17,259	(2,047)	15,212
PP&E - Impairment loss		5,540	(927)	4,613	4,613	(208)	4,405
Gain or loss on foreign currency translation		(48,472)	10,462	(38,010)	(38,010)	45,046	7,036
Defined benefit liabilities		(36,754)	(36,835)	(73,589)	(73,589)	(22,094)	(95,683)
Provision for construction losses		441	6,964	7,405	7,405	(102)	7,303
Provision for construction warranty		28,717	41,601	70,318	70,318	(8,517)	61,801
Accrued income		(12,915)	(179)	(13,094)	(13,094)	(17,722)	(30,816)
Impairment loss on AFS		202,795	(126,876)	75,919	75,919	36,636	112,555
Difference in acquisition costs of treasury shares		70,547	(15)	70,532	70,532	(1,124)	69,408
Others		490,225	(65,906)	424,319	424,319	(30,535)	393,784

		(650,570)	(236,220)	(886,790)	(886,790)	(82,760)	(969,550)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income(*1)		(49,236)	206,121	156,885	156,885	(26,744)	130,141
Others		72,161	58,111	130,272	130,272	37,749	168,021

		22,925	264,232	287,157	287,157	11,005	298,162

Deferred tax from tax credit
Tax credit carry-forward and others		118,032	(2,443)	115,589	115,589	(23,750)	91,839
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		68,426	135,512	203,938	203,938	(68,574)	135,364

	￦	(441,187)	161,081	(280,106)	(280,106)	(164,079)	(444,185)

(*1)	These changes include the cumulative impact of initial application of IFRS No. 15 and IFRS No. 9 from the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(e)	Deferred tax assets and liabilities for the years ended December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018				2019
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	181,143	—	181,143	153,136	—	153,136
Reserve for technology developments		—	—	—	—	—	—
PP&E - Depreciation		55,354	(45,517)	9,837	68,649	(46,438)	22,211
Share of profit or loss of equity-accounted investees		278,466	(50,872)	227,594	177,467	(58,353)	119,114
Allowance for inventories valuation		10,676	—	10,676	9,445	—	9,445
PP&E - Revaluation		—	(1,861,712)	(1,861,712)	—	(1,818,461)	(1,818,461)
Prepaid expenses		17,259	—	17,259	15,212	—	15,212
PP&E - Impairment loss		5,240	(627)	4,613	4,405	—	4,405
Gain or loss on foreign currency translation		121,797	(159,807)	(38,010)	136,360	(129,324)	7,036
Defined benefit liabilities		390,972	(464,561)	(73,589)	426,930	(522,613)	(95,683)
Provision for construction losses		7,405	—	7,405	7,303	—	7,303
Provision for construction warranty		70,318	—	70,318	61,801	—	61,801
Accrued income		—	(13,094)	(13,094)	—	(30,816)	(30,816)
Impairment loss on AFS		75,919	—	75,919	112,555	—	112,555
Difference in acquisition costs of treasury shares		70,532	—	70,532	69,408	—	69,408
Others		820,611	(396,292)	424,319	471,621	(77,836)	393,784

		2,105,692	(2,992,482)	(886,790)	1,714,292	(2,683,841)	(969,550)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		247,921	(91,036)	156,885	220,276	(90,135)	130,141
Others		153,609	(23,337)	130,272	193,384	(25,363)	168,021

		401,530	(114,373)	287,157	413,660	(115,498)	298,162

Deferred tax from tax credit
Tax credit carry-forward and others		115,589	—	115,589	91,839	—	91,839
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		547,662	(343,724)	203,938	441,172	(305,808)	135,364

	￦	3,170,473	(3,450,579)	(280,106)	2,660,963	(3,105,147)	(444,185)

(f)

As of December 31, 2019, deductible temporary differences of ￦7,217,365 million and taxable temporary differences of ￦6,195,282 million (deferred tax liabilities of ￦1,678,379 million) related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities, because it is not probable they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the best of the tax amount expected to be paid or received that reflects uncertainty related to income taxes.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

36.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in Won, except per share information)	2017		2018	2019
Profit attribute to controlling interest	￦	2,756,230,487,872	1,711,901,875,666	1,864,405,092,477
Interests of hybrid bonds		(33,048,799,997)	(17,720,986,299)	(6,669,999,999)
Weighted-average number of common shares outstanding(*1)		79,998,600	80,000,606	80,113,759

Basic and diluted earnings per share	￦	34,040	21,177	23,189

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(shares)	2017	2018	2019
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,188,235)	(7,186,229)	(7,073,076)

Weighted-average number of common shares outstanding	79,998,600	80,000,606	80,113,759

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2017, 2018 and 2019, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

37.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2017, 2018 and 2019 were as follows:

1) For the year ended December 31, 2017

(in millions of Won)	Sales and others(*1)			Purchase and others (*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	3,328	71	—	151,639	32	18,352
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		417,369	3,533	—	—	8,483	106
POSCO ICT(*4)		1,697	5,097	—	315,748	29,773	183,226
eNtoB Corporation		1	30	330,921	8,215	139	26,023
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		359,862	33,076	479,896	23,043	296,296	6,860
POSCO ENERGY CO., LTD.		179,966	1,456	—	—	—	2
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		5,214,127	35,182	550,258	221	44,108	1,948
POSCO Thainox Public Company Limited		218,005	9,780	10,168	—	—	—
POSCO America Corporation		345,225	—	90	—	—	1,776
POSCO Canada Ltd.		439	690	278,915	—	—	—
POSCO Asia Co., Ltd.		1,949,354	1,454	365,025	337	1,625	4,982
Qingdao Pohang Stainless Steel Co., Ltd.		161,803	—	—	—	—	176
POSCO JAPAN Co., Ltd.		1,436,159	20	26,256	621	—	44,829
POSCO-VIETNAM Co., Ltd.		212,883	—	—	—	—	7
POSCO MEXICO S.A. DE C.V.		276,387	—	—	—	—	1,749
POSCO Maharashtra Steel Private Limited		467,206	—	—	—	—	65
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		192,467	—	—	—	—	—
Others		932,048	10,073	262,828	25,270	240,687	118,665

		12,667,107	100,463	2,417,985	529,689	629,452	409,170

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		2,947	112	5,487	300,041	20,718	19,763
SNNC		6,734	712	554,151	—	—	4
POSCO-SAMSUNG-Slovakia Processing Center		52,779	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	697,096	—	—	—
CSP - Compania Siderurgica do Pecem		7,384	—	159,501	—	—	—
Others		14,943	52,583	79,103	—	—	3

		84,787	53,407	1,495,338	300,041	20,718	19,770

	￦	12,751,894	153,870	3,913,323	829,730	650,170	428,940

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm`s length basis.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*3)	As of December 31, 2017, the Company provided guarantees to related parties (Note 38).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

2)	For the year ended December 31, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	7,827	97	—	322,924	47	36,428
POSCO COATED & COLOR STEEL Co., Ltd.		476,105	2,725	—	—	9,211	1,434
POSCO ICT(*4)		2,624	7,479	—	341,472	34,376	196,252
eNtoB Corporation		12	60	377,198	27,508	390	31,455
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		417,957	35,762	531,452	21,730	319,868	2,802
POSCO ENERGY CO., LTD.		206,638	1,445	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		5,835,226	42,888	690,345	—	57,624	4,318
POSCO Thainox Public Company Limited		299,450	5,335	10,115	—	—	71
POSCO America Corporation		336,366	—	—	—	—	2,486
POSCO Canada Ltd.		—	2,155	300,982	—	—	—
POSCO Asia Co., Ltd.		1,857,665	253	536,280	650	2,449	6,524
Qingdao Pohang Stainless Steel Co., Ltd.		188,252	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,353,313	6	25,773	4,204	—	5,411
POSCO-VIETNAM Co., Ltd.		273,573	156	—	—	—	8
POSCO MEXICO S.A. DE C.V.		299,276	17	—	—	—	35
POSCO Maharashtra Steel Private Limited		563,618	584	—	—	—	156
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		196,095	—	2,616	—	—	5
Others(*5)		1,158,122	44,098	456,804	31,787	264,060	140,869

		13,472,119	143,067	2,931,565	750,275	688,025	428,288

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		10,904	240	3,166	215,023	24,192	10,257
SNNC		5,105	4,108	558,425	—	—	80
POSCO-SAMSUNG-Slovakia Processing Center		61,981	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	810,196	—	—	—
Others		14,199	54,747	64,335	—	—	6

		92,189	59,095	1,436,122	215,023	24,192	10,343

	￦	13,564,308	202,162	4,367,687	965,298	712,217	438,631

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2018, the Company provided guarantees to related parties (Note 38).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*5)

During the year ended December 31, 2018, the Company made loans of ￦2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of December 31, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

3)	For the year ended December 31, 2019

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	6,688	11,137	4,725	416,734	57	24,174
POSCO COATED & COLOR STEEL Co., Ltd.		468,070	2,014	95	—	20,298	724
POSCO ICT(*4)		2,924	4,994	—	344,977	34,638	181,128
eNtoB Corporation		15	60	304,846	64,845	126	25,754
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		389,731	35,592	522,493	17,549	315,530	4,561
POSCO ENERGY CO., LTD.		148,205	2,211	5,123	94	—	7,561
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		6,025,938	46,661	541,002	—	49,506	7,149
POSCO Thainox Public Company Limited		265,374	13,795	10,037	—	—	3
POSCO America Corporation		300,598	—	—	—	—	2,994
POSCO Canada Ltd.		1,067	1,833	306,552	—	—	—
POSCO Asia Co., Ltd.		1,781,841	1,352	390,056	1,338	1,574	7,561
Qingdao Pohang Stainless Steel Co., Ltd.		146,468	—	—	—	—	110
POSCO JAPAN Co., Ltd.		1,509,631	36	38,631	6,269	—	5,835
POSCO-VIETNAM Co., Ltd.		265,849	368	—	—	—	66
POSCO MEXICO S.A. DE C.V.		303,924	159	—	—	—	809
POSCO Maharashtra Steel Private Limited		644,652	311	—	—	—	800
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		121,633	27	2,189	—	—	—
POSCO VST CO., LTD.		299,307	—	—	—	—	114
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	154	694,600	—	—	—
Others		964,532	20,679	134,296	34,444	246,184	169,849

		13,646,447	141,383	2,954,645	886,250	667,913	439,192

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		1,364	86	2,882	306,927	15,089	30,317
SNNC		5,527	4,100	588,276	—	—	9
POSCO-SAMSUNG-Slovakia Processing Center		65,688	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	1,272,878	—	—	—
Others		16,084	112,390	76,427	—	—	85,167

		88,663	116,576	1,940,463	306,927	15,089	115,493

	￦	13,735,110	257,959	4,895,108	1,193,177	683,002	554,685

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(*3)	As of December 31, 2019, the company provided guarantees to related parties (Note 38)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(b)	The related account balances of receivables and payables resulting from significant transactions between the controlling company and related companies as of December 31, 2018 and 2019 are as follows:

1)	December 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,275	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,677	34,879	—	83,556

	￦	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others(*1)		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

	￦	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(*1)

During the year ended December 31, 2018, the Company made loans of ￦2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of December 31, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2017, 2018 and 2019 were as follows:

1)	For the year ended December 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	19,513	—	98	8,113
New Songdo International City Development, LLC		223,567	13,207	—	49
SNNC		26,288	—	3,578	17,985
Chuncheon Energy Co., Ltd.		42,147	—	—	—
Noeul Green Energy Co., Ltd.		11,863	—	—	2,178
VSC POSCO Steel Corporation		19,404	—	188	—
USS-POSCO Industries		26,899	107	2,222	—
CSP - Compania Siderurgica do Pecem		241,299	—	101,018	21,154
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		38,484	—	47,241	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		4	—	20,145	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		20,004	—	—	—
PT. Batutua Tembaga Raya		—	—	21,024	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		34,088	—	192	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	87	1,632
Sebang Steel		441	—	23,778	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	99	47,092	—
South-East Asia Gas Pipeline Company Ltd.		—	62,423	—	—
Others		272,107	43,126	19,520	19,483

	￦	1,019,872	118,962	290,155	70,594

2)	For the year ended December 31, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	19,394	—	83	24,103
New Songdo International City Development, LLC		30,997	53,316	—	97
SNNC		66,075	128	2,395	71,421
Chuncheon Energy Co., Ltd.		25,693	—	—	—
Noeul Green Energy Co., Ltd.		6,444	—	—	587
VSC POSCO Steel Corporation		12,504	—	2,314	—
USS-POSCO Industries		—	—	2,595	—
CSP - Compania Siderurgica do Pecem		239,922	9,678	346,602	26,324
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		46,538	—	62,851	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	10,572	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		12,244	—	—	—
PT. Batutua Tembaga Raya		—	168	15,663	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,417	—	249	—
Sebang Steel		—	—	13,571	—
DMSA/AMSA		—	—	46,293	—
South-East Asia Gas Pipeline Company Ltd.		—	50,789	—	—
Others		359,124	62,375	20,136	50,918

	￦	849,352	176,454	523,324	173,450

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

3)	For the year ended December 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	15,637	—	39	14,778
New Songdo International City Development, LLC		33,885	44,131	—	36
SNNC		74,034	—	35,910	65,503
Chuncheon Energy Co., Ltd.		1,156	—	—	—
Noeul Green Energy Co., Ltd.		6,579	—	—	1,217
USS-POSCO Industries		4	—	1,835	—
CSP - Compania Siderurgica do Pecem		98,330	12,718	416,541	23,398
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		34,895	—	39,733	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		10	—	4,222	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		11,500	—	—	—
PT. Batutua Tembaga Raya		—	772	45,841	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,083	—	353	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	71,275	—
South-East Asia Gas Pipeline Company Ltd.		64	42,010	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		88,506	16,424	4,769	2,144
POSPower Co., Ltd.		163,167	—	—	—
TK CHEMICAL CORPORATION		172,133	—	63,836	—
Others		252,125	53,596	31,460	28,039

	￦	982,108	169,651	720,676	135,115

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(d)

The related account balances of receivables and payables resulting from significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2018 and December 31, 2019 are as follows:

1)	December 31, 2018

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	3,593	—	6	3,599	6,160	217	6,377
New Songdo International City Development, LLC		233,157	—	—	233,157	—	—	—
Chuncheon Energy Co., Ltd		—	—	—	—	—	1,758	1,758
POSPower Co.,Ltd		13,703	—	—	13,703	—	66,856	66,856
Nickel Mining Company SAS		—	59,664	118	59,782	—	—	—
CSP - Compania Siderurgica do Pecem		364,190	—	9,669	373,859	62,578	—	62,578
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,836	—	—	10,836	2,101	—	2,101
PT. Batutua Tembaga Raya		—	35,100	171	35,271	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,274	3,354	27	9,655	66	—	66
DMSA/AMSA		—	64,297	—	64,297	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	191,107	—	191,107	—	—	—
Others		75,382	136,117	83,786	295,285	7,768	5,363	13,131

	￦	707,135	489,639	93,777	1,290,551	78,673	74,194	152,867

(*1)	As of December 31, 2018, the Company recognizes bad debt allowance for receivables amounting to ￦102,694 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	December 31, 2019

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	4,121	—	205	4,326	791	8	799
New Songdo International City Development, LLC		23,626	—	20,592	44,218	—	10	10
Chuncheon Energy Co., Ltd.		—	8,234	—	8,234	657	—	657
POSPower Co., Ltd.		34,945	—	—	34,945	—	67,543	67,543
Nickel Mining Company SAS		—	60,516	120	60,636	—	—	—
CSP - Compania Siderurgica do Pecem		244,700	—	14,264	258,964	—	33	33
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,273	—	—	10,273	633	—	633
PT. Batutua Tembaga Raya		—	36,291	19,993	56,284	56	—	56
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,035	—	—	7,035	101	—	101
DMSA/AMSA		—	57,999	1,672	59,671	—	—	—
South-East Asia Gas Pipeline Company Ltd.		14	147,367	—	147,381	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,078	—	—	8,078	916	—	916
TK CHEMICAL CORPORATION		37,373	—	—	37,373	110	—	110
Others		94,914	138,663	97,804	331,381	7,128	13,379	20,507

	￦	465,079	449,070	154,650	1,068,799	10,392	80,973	91,365

(*1)	As of December 31, 2019, the Company recognizes bad debt allowance for receivables amounting to ￦132,554 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2018 and 2019 were as follows:

1)	December 31, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
New Songdo International City Development, LLC	￦	282,775	150	(252,759)	(30,166)	—
GALE International Korea, LLC		2,000	8,500	(10,500)	—	—
UITrans LRT Co., Ltd.		—	5,695	—	—	5,695
DMSA/AMSA(*1)		69,713	9,965	(342)	(15,039)	64,297
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(47,569)	8,796	191,107
PT. Batutua Tembaga Raya		29,048	4,678	—	1,374	35,100
PT. Tanggamus Electric Power		3,197	—	—	1,226	4,423
PT. Wampu Electric Power		5,107	—	—	223	5,330
PT. POSMI Steel Indonesia		4,286	—	(2,200)	150	2,236
Nickel Mining Company SAS		59,668	—	—	(4)	59,664
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	281	6,709
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,357	4,451	(6,454)	—	3,354
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	281	6,709
AMCI (WA) PTY LTD		92,061	3,795	—	(5,376)	90,480
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,357	5,564	(5,357)	26	5,590
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,571	8,902	(8,571)	43	8,945
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	￦	816,304	51,700	(340,180)	(38,185)	489,639

(*1)	During the year ended December 31, 2018, loans amounting to ￦17,559 million have been converted to shares of DMSA/AMSA, which is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	December 31, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	5,695	4,884	—	—	10,579
DMSA/AMSA(*1)		64,297	15,451	—	(21,749)	57,999
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(48,027)	4,287	147,367
PT. Batutua Tembaga Raya		35,100	—	—	1,191	36,291
PT. Tanggamus Electric Power		4,423	—	—	157	4,580
PT. Wampu Electric Power		5,330	—	—	189	5,519
PT. POSMI Steel Indonesia		2,236	—	—	80	2,316
Nickel Mining Company SAS		59,664	—	—	852	60,516
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	238	6,947
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	(3,354)	—	—
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	238	6,947
AMCI (WA) PTY LTD		90,480	4,669	—	(16,596)	78,553
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,590	—	—	199	5,789
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,945	—	—	317	9,262
Hyo-chun Co., Ltd.(*3)		—	—	—	2,382	2,382
Chuncheon Energy Co., Ltd.		—	8,234	—	—	8,234
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,827	—	(38)	5,789

	￦	489,639	39,065	(51,381)	(28,253)	449,070

(*1)	During the year ended December 31, 2019, loans amounting to ￦23,682 million have been converted to shares of DMSA/AMSA, which is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.
(*3)	During the year ended December 31, 2019, it was newly classified to associates.

(f)	For the years ended December 31, 2017, 2018 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	2017		2018	2019
Short-term benefits	￦	112,688	115,618	119,658
Long-term benefits		8,632	13,400	13,562
Retirement benefits		20,422	21,658	21,231

	￦	141,742	150,676	154,451

Key management officers include directors (including non-standing directors), executive officers and fellow officers who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

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

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow of cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Details of guarantees

Contingent liabilities on outstanding guarantees and others provided by the Company as of December 31, 2019 are as follows.

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC and others	USD	100,000,000	115,780	100,000,000	115,780
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	169,650	131,874,750	152,685
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co., Ltd.(SPC)	THB	5,501,000,000	212,669	5,501,000,000	212,669
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	83,784,000	97,005	83,784,000	97,005
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	138,936	120,000,000	138,936
	POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea and others	USD	298,000,000	345,024	298,000,000	345,024
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	180,617	156,000,000	180,617
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,563,377	940,488,348	1,088,897
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	199,884,500	231,426	183,992,000	213,026
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	53,517,404	61,962	41,167,234	47,663
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,965	14,652,750	16,965
	Songdo Posco family Housing	SHINYOUNG SECURITIES CO., LTD.	KRW	10,000	10,000	—	—
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	IDR	150,000,000,000	12,465	150,000,000,000	12,465
		KEB Hana Bank	USD	135,000,000	156,303	134,224,401	155,405
	Golden Lace DAEWOO Company Limited	Shinhan Bank	USD	11,000,000	12,736	11,000,000	12,736
	POSCO INTERNATIONAL AMERICA Corp.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.
	POSCO INTERNATIONAL MEXICO S.A. de C.V.
	POSCO INTERNATIONAL Japan Corp.	Bank Mendes Gans	USD	50,000,000	57,890	5,602,997	6,487
	POSCO INTERNATIONAL Malaysia SDN BHD
	POSCO INTERNATIONAL Deutschland GmbH
	POSCO INTERNATIONAL Italia S.R.L.
	Mykolaiv Milling Works PJSC.	Black Sea Trade and Development Bank	EUR	23,250,000	30,165	23,250,000	30,165
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	47,000,000	54,417	47,000,000	54,417
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori bank and others	USD	160,000,000	185,248	149,740,000	173,369
	POSCO Engineering and Construction India Private Limited	KEB Hana Bank	INR	221,000,000	3,587	171,200,000	2,779
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	10,900,000	12,620	10,900,000	12,620
	JB CLARK HILLS	Korea Investment & Securities Co., Ltd.	KRW	60,000	60,000	55,000	55,000
	Daewoo Global Development. Pte., Ltd	SMBC and others	USD	163,633,000	189,454	163,633,000	189,454
	Songdo Posco family Housing	SHINYOUNG SECURITIES CO., LTD.	KRW	10,000	10,000	—	—
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,737	1,500,000	1,737
POSCO CHEMCAL CO., LTD (Formerly, POSCO CHEMTECH)	PT.Krakatau Posco Chemtech Calcination	POSCO Asia Co., Ltd.	USD	15,200,000	17,599	12,000,000	13,894
POSCO COATED & COLOR STEEL Co.,Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	16,194	13,986,947	16,194
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	224,497	105,067,663	121,647
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	81,046	70,000,000	81,046

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent

[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	486,276	373,565,631	432,514
		BNDES	BRL	464,060,000	133,672	464,060,000	133,672
	LLP POSUK Titanium	SMBC	USD	15,000,000	17,367	15,000,000	17,367
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	59,682	46,000,000	59,682
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	GLOBAL KOMSCO Daewoo LLC	KEB Hana Bank	USD	8,225,000	9,523	8,050,000	9,320
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	386,000	386,000	386,000	386,000
	RPSD Project Co., Ltd	Others	KRW	45,000	45,000	35,000	35,000
	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	12,430	12,430	8,234	8,234
	Pohang E&E Co., Ltd	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	64,592	64,592
	Incheon-Gimpo Expressway Co, Ltd.	Kookmin Bank and others	KRW	28,940	28,940	—	—
	PT. Wampu Electric Power	KEB Hana Bank	USD	2,365,099	2,738	2,365,099	2,738
	PT.Tanggamus Electric Power	KEB Hana Bank	USD	1,936,699	2,242	1,936,699	2,242
	Metropolitan Outer Ring Expressway co., ltd.	Others	KRW	276,521	276,521	14,486	14,486
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	121,750	121,750	107,176	107,176
	NEXTRAIN Co., Ltd	Others	KRW	634,752	634,752	—	—
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	16,017	16,017
	Pure Gimpo Co., Ltd.	KDB Bank and others	KRW	44,740	44,740	32,847	32,847
	Clean Iksan Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd.	KRW	44,054	44,054	31,062	31,062
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
	Hyochun CO., LTD	KYOBO SECURITIES CO., LTD.		39,575	39,575	39,575	39,575
	Metropolitan Outer Ring Expressway co., ltd.	Woori bank and others	KRW	193,700	193,700	7,748	7,748
POSCO CHEMCAL CO., LTD (Formerly, POSCO CHEMTECH)	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,320	506,667	587
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank	USD	769,500	891	769,500	891

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent

[Others]
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	21,818,182	25,261	3,451,287	3,996
POSCO ICT	Soosungenc and others	KEB Hana Bank	KRW	1,198,724	1,198,724	1,198,724	1,198,724
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO., LTD and others	Others	KRW	3,616,714	3,616,714	2,156,506	2,156,506
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori bank and others	AUD	26,525,154	21,495	26,525,154	21,495

			AUD	26,525,154	21,495	26,525,154	21,495
			BRL	464,060,000	133,672	464,060,000	133,672
			EUR	69,250,000	89,847	69,250,000	89,847
			IDR	150,000,000,000	12,465	150,000,000,000	12,465
			INR	221,000,000	3,587	171,200,000	2,779
			KRW	6,993,544	6,993,544	4,329,507	4,329,507
			THB	5,501,000,000	212,669	5,501,000,000	212,669
			USD	3,866,040,581	4,476,101	3,200,258,973	3,705,259

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(c)	Other commitments

Details of other commitments of the Company as of December 31, 2019 are as follows:

Company	Description
POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2019, 102 million tons of iron ore and 11 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has long-term service contracts for the transportation of raw materials. As of December 31, 2019, there are 39 vessels under contracts, and the average remaining contract period is about 10 years.

As of December 31, 2019, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment in full or in part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2019, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO provides a ￦9.8 billion fund supplement agreement for Busan E&E Co., LTD. a subsidiary of our company, at the request of creditors, including the Korea Development Bank.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., LTD., a subsidiary of the Company, under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As of December 31, 2019, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,425 million and uses USD 710 million with Woori Bank and others.

As of December 31, 2019, The out standing balance of loans related to major liability compliance agreements is ￦2,613.7 billion from three projects including development of Park One in Yeouido. If the responsibility is not fulfilled, the obligation is to take over the debt and lease the liability.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

Company	Description

POSCO ICT

As of December 31, 2019, the company is provided with a guarantee of ￦85,182 million and ￦3,482 million and ￦305 million, respectively, from the Software credit union and the Seoul guarantee insurance company and Engineering credit union.

In connection with 15 projects, including the construction of the Bundang Center of Doosan Co.,LTD, the company is responsible for fulfilling its obligations, and as of the end of the current quarter, outstanding loans related to the liability compliance agreement are worth ￦882 billion. If the responsibility is not fulfilled, the principal and interest of Daeju is liable for damages.

(d)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC(“Applicant”), a joint venture former partner of POSCO E&C, in connection with the Songdo International City Development Project in Incheon, have filed an arbitration (mediation price: about USD 2 billion) for violations of POSCO E&C. In addition, the Applicants filed an appeal in the United States District Court for the Southern District of New York in March 2019, confirming that all claims specified in the above arbitration application must be resolved by ICC arbitration. As of December 31, 2019, the Company has determined that the applicant’s claim is not legally valid, and did not recognize a provision because it believes that the present obligation does not exist.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	Other litigations

As of December 31, 2019, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Descrioption
POSCO	23	KRW	39,500	39,500	Lawsuit on claim for employee right and others(*1)
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	1	CAD	79,000	70,038	Lawsuit on claim for damages
	5	INR	4,518,694	73,338	Lawsuit on claim for payment on guarantees and others(*1)
	8	KRW	18,786	18,786	Litigation for confirmation of deposit bond and others
	4	USD	22,813	26,413	Lawsuit on claim for damages and others
	1	PKR	124,775	931	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	123	KRW	2,838,122	2,838,122	Lawsuit on claim for damages and others(*1)
POSCO ICT	1	BRL	10,244	2,951	Lawsuit on revocation of claim for damage(*1)
	11	KRW	8,500	8,500	Lawsuit on claim for damages and others(*1)
POSCO A&C	10	KRW	6,043	6,043	Lawsuit on claim for payment on construction and others
POSCO ENERGY CO., LTD.	3	KRW	3,669	3,669	Lawsuit on claim for damages and others
POSCO E&C CHINA CO., LTD.	5	CNY	66,655	11,047	Lawsuit over contract dispute and others
POSCO COATED & COLOR STEEL Co., Ltd.	1	KRW	1,400	1,400	Lawsuit on claim for damages
POSCO ENGINEERING (THAILAND) CO., LTD.	2	THB	160,929	6,222	Lawsuit on claim for payment on construction and others
	1	USD	1,046	1,211	Lawsuit on claim for payment on construction
PT. KRAKATAU POSCO	1	IDR	211,407,872	17,568	Lawsuit on claim for payment on construction
POSCO E&C Vietnam Co., Ltd.	3	USD	5,131	5,941	Lawsuit on claim for payment on construction
Pos-Sea Pte Ltd	1	USD	12,700	14,704	Lawsuit over contract dispute
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	7	TRY	102	20	Lawsuit over industrial accidents and others
POSCO India Steel Distribution Center Private Ltd.	1	INR	223,795	3,632	Lawsuit on claim for tax restitution
Brazil Sao Paulo Steel Processing Center	3	BRL	4,321	1,245	Lawsuit on claim for labor and others

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Descrioption
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	104	BRL	152,077	43,806	Lawsuit on claim for payment on construction and others(*1)
POSCO ASSAN TST STEEL INDUSTRY	1	TRY	1,965	383	Lawsuit on compensation
POSCO Asia Co., Ltd.	1	USD	950	1,099	Lawsuit on claim for receivable
ZHANGJIAGANG POHANG STAINLESS STEEL CO., LTD.	1	CNY	807	134	Lawsuit on claim for labor
POSCO CHEMCAL CO., LTD (Formerly, POSCO CHEMTECH)	1	KRW	15,383	15,383	Calculation of stock purchase value
POSCO M-TECH	2	KRW	425	425	Lawsuit on claim for damages
POSCO Engineering and Construction India Private Limited	3	INR	27,995	454	Lawsuit on claim for payment
POSCO INTERNATIONAL AMERICA Corp.	1	USD	150	174	Lawsuit over injury
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	1	KRW	3,305	3,305	Lawsuit on claim for payment

(*1)

The Company made a reliable estimate in 105 lawsuits by considering the possibility and estimated amount of outflow of resources and recognized ￦54,228 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and the Company has not recognized any provisions.

(e)	Other contingent circumstances

Other major contingencies for the Company for the years ended December 31, 2019 are as follows:

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	As of December 31, 2019, POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation) has provided 33 blank promissory notes and 20 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of December 31, 2019, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 26 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ￦9,887,559 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of December 31, 2019, POSCO ICT has provided 2 blank promissory notes and 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

39.	Additional Information of Cash Flow Statements

(a)	Changes in operating assets and liabilities for the years ended December 31, 2017, 2018 and 2019 were as follows:

(in millions of Won)	2017		2018	2019
Trade accounts and notes receivable	￦	63,075	17,806	286,121
Other receivables		113,740	(20,786)	(163,234)
Inventories		(1,435,170)	(1,451,009)	1,136,819
Other current assets		110,688	1,118	42,337
Other non-current assets		12,455	5,974	(30,010)
Trade accounts and notes payable		(607,999)	379,742	(732,741)
Other payables		(26,922)	(111,893)	2,762
Other current liabilities		338,273	(197,154)	(173,762)
Provisions		(145,763)	(119,617)	(75,514)
Payments of severance benefits		(185,220)	(189,165)	(152,275)
Plan assets		3,815	(245,214)	(217,953)
Other non-current liabilities		(82,605)	(175,528)	(36,595)

	￦	(1,841,633)	(2,105,726)	(114,045)

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2018 and 2019 were as follows:

1)	December 31, 2018

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	￦	8,174,818	12,888,839	7,213	93,018	119,320
Changes from financing cash flows		(854,554)	(373,862)	(770,099)	(14,955)	(17,237)
Changes arising from obtaining or losing control of subsidiaries or other business		(342)	—	—	—	—
The effect of changes in foreign exchange rates		167,858	200,308	(5,573)	(7,766)	—
Changes in fair values		—	—	—	—	(58,666)

Other changes:						—
Decrease in retained earnings		—	—	704,444	—	—
Decrease in non-controlling interest		—	—	72,688	—	—
Amortization of discount on debentures issued		—	6,205	—	—	—
Increase in finance lease assets		—	—	—	24,457	—

Ending	￦	7,487,780	12,721,490	8,673	94,754	43,417

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

2)	December 31, 2019

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	7,487,780	12,721,490	8,673	94,754	43,417
Changes from financing cash flows		(2,194,727)	1,900,132	(962,712)	(167,427)	7,657
Changes arising from obtaining or losing control of subsidiaries or other business		(45,589)	(88,966)	324	—	—
The effect of changes in foreign exchange rates		238,869	415,028	(649)	(1,867)	—
Changes in fair values		—	—	—	—	(117,023)

Other changes:
Decrease in retained earnings		—	—	889,900	—	—
Decrease in non-controlling interest		—	—	67,569	—	—
Amortization of discount on debentures issued		—	7,596	—	—	—
Initial application of IFRS No.16		—	—	—	677,370	—
Increase in lease assets		—	—	—	72,640	—

Ending	￦	5,486,333	14,955,280	3,105	675,470	(65,949)

40.	Operating Segments and Geographic Information

(a)

The Company’s operating segments are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same for all periods presented.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

(b)	Information about reportable segments as of and for the years ended December 31, 2017, 2018 and 2019 were as follows:

1)	As of and for the year ended December 31, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	30,230,368	20,802,207	6,886,606	2,735,919	60,655,100
Internal revenues		17,381,010	14,075,996	398,924	2,548,674	34,404,604
Including inter segment revenue		12,004,614	8,043,643	329,215	2,446,029	22,823,501
Total revenues		47,611,378	34,878,203	7,285,530	5,284,593	95,059,704
Interest income		128,827	32,799	100,922	17,940	280,488
Interest expenses		(422,357)	(121,967)	(112,983)	(100,656)	(757,963)
Depreciation and amortization		(2,856,133)	(206,490)	(42,123)	(255,620)	(3,360,366)
Impairment loss on property, plant and equipment and others		(149,840)	(140,839)	(37,476)	(8,564)	(336,719)
Impairment loss on available-for-sale financial assets		(95,261)	—	(18,637)	(13,421)	(127,319)
Share of profit or loss of investment in associates and JVs		8,352	—	(8,555)	(1,518)	(1,721)
Income tax expense		(977,853)	(109,710)	(109,961)	(77,172)	(1,274,696)
Segment profit (loss)		2,790,855	112,661	24,545	232,700	3,160,761
Segment assets		70,017,816	14,139,098	8,609,753	8,776,090	101,542,757
Investment in associates		16,116,654	1,134,798	668,392	1,193,895	19,113,739
Acquisition of non-current assets		2,033,184	286,185	99,190	251,665	2,670,224
Segment liabilities		19,057,249	10,386,294	5,744,693	4,620,902	39,809,138

2)	As of and for the year ended December 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	32,358,009	22,407,717	6,769,410	3,442,641	64,977,777
Internal revenues		18,063,213	15,911,138	551,324	2,755,176	37,280,851
Including inter segment revenue		12,496,287	8,743,666	465,057	2,639,561	24,344,571
Total revenues		50,421,222	38,318,855	7,320,734	6,197,817	102,258,628
Interest income		199,016	36,437	115,019	23,454	373,926
Interest expenses		(468,681)	(189,165)	(111,101)	(94,613)	(863,560)
Depreciation and amortization		(2,812,666)	(210,493)	(36,840)	(265,416)	(3,325,415)
Impairment loss on property, plant and equipment and others		(1,057,474)	(86,085)	(82,521)	(117,280)	(1,343,360)
Impairment loss on investment in associates and JVs		(733,879)	(160,085)	(155,371)	—	(1,049,335)
Income tax expense		(1,307,292)	(52,914)	(238,441)	(65,611)	(1,664,258)
Segment profit (loss)		1,268,313	49,264	234	13,608	1,331,419
Segment assets		70,976,493	15,550,854	7,333,221	8,017,433	101,878,001
Investment in subsidiaries, associates and joint ventures		16,099,692	1,379,045	511,230	932,107	18,922,074
Acquisition of non-current assets		2,239,467	132,017	49,095	232,281	2,652,860
Segment liabilities		20,289,037	11,454,079	4,386,852	4,134,352	40,264,320

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

3)	As of and for the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	32,078,453	22,157,131	6,944,629	3,186,635	64,366,848
Internal revenues		17,729,990	15,467,687	743,376	2,796,306	36,737,359
Including inter segment revenue		12,184,743	8,130,503	686,881	2,638,449	23,640,576
Total revenues		49,808,443	37,624,818	7,688,005	5,982,941	101,104,207
Interest income		211,715	41,739	118,102	28,036	399,592
Interest expenses		(529,743)	(183,129)	(77,005)	(81,778)	(871,655)
Depreciation and amortization		(2,892,901)	(276,817)	(29,266)	(226,693)	(3,425,677)
Impairment loss on property, plant and equipment and others		(497,583)	(131,914)	(1,490)	(3,758)	(634,745)
Share of loss of equity-accounted investees, net		(865,769)	(76,038)	(85,628)	—	(1,027,435)
Income tax expense		(725,448)	(119,044)	(86,106)	(105,171)	(1,035,769)
Segment profit		585,948	165,348	27,789	544,961	1,324,046
Segment assets		71,153,809	14,482,538	7,653,637	9,212,225	102,502,209
Investment in subsidiaries,		—	—	—	—	—
associates and joint ventures		15,650,654	1,409,764	527,418	1,062,215	18,650,051
Acquisition of non-current assets		2,275,103	192,805	30,563	404,963	2,903,434
Segment liabilities		21,101,474	10,184,521	4,584,423	4,454,502	40,324,920

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2017		2018	2019
Total revenue for reportable segments	￦	95,059,704	102,258,628	101,104,207
Elimination of inter-segment revenue		(34,404,604)	(37,280,851)	(36,737,359)
Basis difference(*2)		(468,233)	176,859	418,861

	￦	60,186,867	65,154,636	64,785,709

2)	Profit

(in millions of Won)	2017		2018	2019
Total profit (loss) for reportable segments	￦	3,160,761	1,331,419	1,324,046
Goodwill and corporate FV adjustments		(84,370)	(77,756)	(80,218)
Elimination of inter-segment profits		(102,922)	638,401	738,809
Income tax expense		1,206,223	1,670,757	1,070,641
Basis difference(*2)		(84,641)	53,195	73,256

Profit before income tax expense	￦	4,095,051	3,616,016	3,126,534

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

3)	Assets

(in millions of Won)	2018		2019
Total assets for reportable segments(*1)	￦	101,878,001	102,502,209
Equity-accounted investees		(15,272,243)	(14,400,831)
Goodwill and corporate FV adjustments		2,722,115	2,622,409
Elimination of inter-segment assets		(11,079,608)	(11,665,126)
Basis difference(*2)		528,726	312,147

	￦	78,776,991	79,370,808

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

4)	Liabilities

(in millions of Won)	2018		2019
Total liabilities for reportable segments	￦	40,264,320	40,324,920
Corporate FV adjustments		321,320	292,124
Elimination of inter-segment liabilities		(9,096,926)	(9,353,090)
Basis difference(*2)		615,663	343,556

	￦	32,104,377	31,607,510

5)	Other significant items

a)	December 31, 2017

(in millions of Won)	Total segment		corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	280,488	—	(68,037)	—	212,451
Interest expenses		(757,963)	1,304	103,544	—	(653,115)
Depreciation and amortization		(3,360,366)	(106,195)	169,141	—	(3,297,420)
Share of profit or loss of investment in associates		(1,721)	—	12,261	—	10,540
Income tax expense		(1,274,696)	21,270	47,203	20,483	(1,185,740)
Impairment loss on property, plant and equipment and others		(336,719)	(867)	34,619	—	(302,967)
Impairment loss on available-for-sale financial assets		(127,319)	—	4,105	—	(123,214)

	￦	(5,578,296)	(84,488)	302,836	20,483	(5,339,465)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

b)	December 31, 2018

(in millions of Won)	Total segment		corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	373,926	—	(36,668)	—	337,258
Interest expenses		(863,560)	1,035	121,229	—	(741,296)
Depreciation and amortization		(3,325,415)	(103,932)	161,718	—	(3,267,629)
Share of profit or loss of investment in associates		(1,049,335)	—	1,161,970	—	112,635
Income tax expense		(1,664,258)	25,921	(32,420)	(12,873)	(1,683,630)
Impairment loss on property, plant and equipment and others		(1,343,360)	(779)	(107,258)	—	(1,451,397)

	￦	(7,872,002)	(77,755)	1,268,571	(12,873)	(6,694,059)

c)	December 31, 2019

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	399,592	—	(47,208)	—	352,384
Interest expenses		(871,655)	806	115,138	—	(755,711)
Depreciation and amortization		(3,425,677)	(109,941)	74,503	—	(3,461,115)
Share of profit of equity-accounted investees, net		(1,027,435)	—	1,301,176	—	273,741
Income tax expense		(1,035,769)	28,917	(63,789)	(17,728)	(1,088,369)
Impairment loss on property, plant and equipment and others		(634,745)	—	(70,011)	—	(704,756)

	￦	(6,595,689)	(80,218)	1,309,809	(17,728)	(5,383,826)

(*2)

Basis difference is related to the difference in recognizing revenue and expenses in connection with development and sale of certain residential real estate between the report reviewed by the CEO and the consolidated financial statements.

(d)	Revenue by geographic area for the years ended December 31, 2017, 2018 and 2019 was as follows:

(in millions of Won)	2017		2018	2019
Domestic	￦	38,882,220	41,671,930	40,890,972
Japan		2,200,405	2,084,061	2,202,075
China		6,731,214	6,945,266	7,165,271
Asia-other		7,750,553	8,904,532	8,976,593
North America		1,725,120	1,834,534	1,711,859
Others		3,365,588	3,537,454	3,420,078

		60,655,100	64,977,777	64,366,848
Basis difference		(468,233)	176,859	418,861

	￦	60,186,867	65,154,636	64,785,709

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018 and 2019

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

(e)	Non-current assets by geographic area as of December 31, 2018 and 2019 are as follows:

(in millions of Won)	2018		2019
Domestic	￦	28,298,293	27,742,370
Japan		146,490	175,719
China		1,185,828	1,307,847
Asia-other		5,067,936	4,916,775
North America		173,914	221,565
Others		1,245,252	1,348,397

	￦	36,117,713	35,712,673

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of the consolidated revenue.

41.	Events after the Reporting Period

(a)

On January 17, 2020, the Company issued non-guaranteed senior dollar bonds (issued at USD 500 million and USD 440 million) and non-guaranteed senior euro bonds (issued at EUR 500 million). The maturity of the bonds is January 17, 2023, January 17, 2025, and January 17, 2024.

(b)

POSCO ENERGY, a subsidiary, resolved to repay the convertible preferred stock at the Board of Directors meeting on February 17, 2020 and the Extraordinary Shareholders’ meeting on February 21, 2020. The repayment of ￦160,000 million was made on February 25, 2020.

(c)

POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary, decided to refinance funds in February 2020, to raise funds for repayment of principal funds and minimize financial expenses of Chun-cheon Energy Co., Ltd, an associate. In doing so, POSCO ENGINEERING & CONSTRUCTION CO., LTD. expects to enter into a guarantee arrangement to provide payment guarantees of about ￦149.2 billion out of approximately ￦534.6 billion.

Exhibit Index

1.1	—	Articles of incorporation of POSCO (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	—	Interactive Data Files (XBRL-related Documents)

*	Filed previously
(P)	Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO
(Registrant)

/s/ Choi, Jeong-Woo
Name:	Choi, Jeong-Woo
Title:	Chief Executive Officer and Representative Director
Date:	April 29, 2020