Form 20-F
period 2020-12-31
POSCO
filed 2021-04-29
CIK 889132

As filed with the Securities and Exchange Commission on April 29, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

As of December 31, 2020, there were 76,015,472 shares of common stock, par value Won 5,000 per share, outstanding

(not including 11,171,363 shares of common stock held by the company as treasury shares)

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

Not applicable

Item 1.C.  Auditor

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 2.A.  Offer Statistics

Not applicable

Item 2.B.  Method and Expected Timetable

Not applicable

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data in Won as of December 31, 2019 and 2020 and for each of the years in the three-year period ended December 31, 2020 were derived from our Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

In addition to preparing financial statements in accordance with IFRS as issued by the IASB included in this annual report, we prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA. English translations of such financial statements are furnished to the SEC under Form 6-K. K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. For example, under K-IFRS, revenue from the development and sale of certain real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS. See “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report.

Selected consolidated statement of comprehensive income data

	For the Year Ended December 31,
	2016		2017		2018 (1)		2019 (2)		2020
	(In billions of Won, except per share data)
Revenue	￦	52,940	￦	60,187	￦	65,155	￦	64,786	￦	57,467
Cost of sales		46,271		51,916		57,129		58,462		52,799

Gross profit		6,668		8,271		8,026		6,324		4,668
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable		165		174		75		(28)		1
Other administrative expenses		2,126		2,003		1,986		2,041		1,940
Selling expenses		1,554		1,557		369		368		377
Impairment loss on other receivables		38		98		63		80		53
Other operating income		215		448		524		451		402
Other operating expenses		718		691		2,014		1,090		646

Operating profit		2,282		4,196		4,042		3,223		2,054
Share of profit (loss) of equity-accounted investees, net		(89)		11		113		274		133
Finance income		2,232		2,373		1,706		1,872		2,677
Finance costs		3,014		2,484		2,244		2,242		2,892

Profit before income tax		1,412		4,095		3,616		3,127		1,973
Income tax expense		380		1,186		1,684		1,088		224

Profit		1,032		2,909		1,932		2,038		1,748
Total comprehensive income		1,486		2,348		1,504		2,185		1,531
Profit (loss) for the period attributable to:
Owners of the controlling company		1,355		2,756		1,712		1,864		1,581
Non-controlling interests		(323)		153		220		174		167
Total comprehensive income (loss) attributable to:
Owners of the controlling company		1,814		2,184		1,293		2,027		1,394
Non-controlling interests		(328)		164		211		158		136
Basic and diluted earnings per share (3)		16,521		34,040		21,177		23,189		19,900
Dividends per share of common stock		8,000		8,000		10,000		10,000		8,000

Selected consolidated statements of financial position data

	As of December 31,
	2016		2017		2018 (1)		2019 (2)		2020
	(In billions of Won)
Working capital (4)	￦	10,711	￦	12,354	￦	14,721	￦	18,593	￦	19,193
Total current assets		29,655		31,844		34,152		35,144		36,405
Property, plant and equipment, net		33,770		31,884		30,018		29,926		29,400
Total non-current assets		50,483		47,941		44,625		44,226		43,279
Total assets		80,138		79,786		78,777		79,371		79,684

Short-term borrowings and current installments of long-term borrowings		10,195		11,275		10,290		8,548		8,678
Long-term borrowings, excluding current installments		12,510		9,789		9,920		11,893		11,820
Total liabilities		34,372		32,459		32,104		31,608		32,080

Share capital		482		482		482		482		482
Total equity		45,765		47,327		46,673		47,763		47,604

Selected consolidated statements of cash flows data

	For the Year Ended December 31,
	2016		2017		2018 (1)		2019 (2)		2020
	(In billions of Won)
Net cash provided by operating activities	￦	5,269	￦	5,607	￦	5,870	￦	6,005	￦	8,686
Net cash used in investing activities		(3,755)		(3,818)		(2,648)		(3,683)		(6,259)
Net cash used in financing activities		(3,951)		(1,566)		(3,195)		(1,512)		(1,091)
Net increase (decrease) in cash and cash equivalents		(2,424)		165		31		871		1,240
Cash and cash equivalents at beginning of the year		4,871		2,448		2,613		2,644		3,515
Cash and cash equivalents at end of the year		2,448		2,613		2,644		3,515		4,756

(1)

We have adopted IFRS No. 15 “Revenue from Contracts with Customers” and IFRS No. 9 “Financial Instruments” in the fiscal year beginning on January 1, 2018. We have adopted IFRS No. 15 and IFRS No. 9 by recognizing the cumulative effect of initially applying IFRS No. 15 and IFRS No. 9 as adjustments to the opening balance of retained earnings as of January 1, 2018. Accordingly, the comparative information presented for 2016 and 2017 has not been restated.

(2)

We have adopted IFRS No. 16 “Leases” from January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in our retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2016, 2017 and 2018 has not been restated and is presented under IAS No. 17 and related interpretations.

(3)

See Note 36 to the Consolidated Financial Statements for method of calculation. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share was, 79,996,389 shares as of December 31, 2016, 79,998,600 shares as of December 31, 2017, 80,000,606 shares as of December 31, 2018, 80,113,759 shares as of December 31, 2019 and 79,120,963 shares as of December 31, 2020.

(4)	“Working capital” means current assets minus current liabilities.

Item 3.B.  Capitalization and Indebtedness

Not applicable

Item 3.C.  Reasons for Offer and Use of Proceeds

Not applicable

Item 3.D.  Risk Factors

You should carefully consider the risks described below.

The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.

Our business is affected by highly cyclical market demand for our steel products from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the ongoing global pandemic of a new strain of coronavirus (“COVID-19”) has materially and adversely affected the global economy and financial markets starting in early 2020. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Such developments have also been caused by, and continue to be exacerbated by, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, as well as a deterioration in economic and trade relations between the United States and its major trading partners, particularly China.

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products. In the case of a prolonged decrease in demand, we may need to rationalize our production capacity and reduce fixed costs, and we will likely face pressure to reduce prices of our products. From time to time, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. In particular, the global recession exacerbated by COVID-19 and the resulting decline in demand for steel products have adversely affected the overall sales volume of our principal steel products produced by us and directly sold to external customers in 2020 compared to 2019 as well as our sales prices. We produced 42.9 million tons of crude steel in each of 2018 and 2019 but reduced our production to 40.6 million in 2020 in response to a decrease in demand for our products. The weighted average unit sales prices for our semi-finished and finished steel products produced by us and directly sold to external customers were Won 933,990 per ton in 2018 and Won 955,209 per ton in 2019 but decreased to Won 898,008 per ton in 2020. Primarily reflecting such decreases, our revenue decreased by 11.3%, or Won 7,319 billion, from Won 64,786 billion in 2019 to Won 57,467 billion in 2020, and our profit decreased by 14.2%, or Won 290 billion, from Won 2,038 billion in 2019 to Won 1,748 billion in 2020.

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

In particular, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has spread globally, has materially and adversely affected the global economy and financial markets in recent months. In light of government recommendations for social distancing, we have periodically implemented remote work arrangements for a portion of our workforce, particularly for employees in areas severely impacted by the pandemic, minimized business travel and assisted our employees with quarantine measures.

The World Health Organization declared the COVID-19 as a pandemic in March 2020. While we do not believe that such disruptions and arrangements have had a material adverse impact on our business, a prolonged outbreak of COVID-19 may result in further disruptions in the normal operations of our business, including disruptions in the operation of our production facilities, delays in our production facility expansion projects, implementation of further work arrangements requiring employees to work remotely and restrictions on overseas and domestic business travel, which may lead to a reduction in labor productivity.

Other risks associated with prolonged outbreak of COVID-19 or other types of widespread infectious disease include:

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

•

disruption resulting from the necessity for social distancing, including implementation of temporary adjustment of work arrangements requiring employees to work remotely, which may lead to a reduction in labor productivity (for example, from time to time, we implemented staggered remote working arrangements for our employees at our headquarters);

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. Korea is our most important market, accounting for 38.6% of our revenue from steel products produced and sold by us in 2020. Domestic demand for our products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO International Corporation (“POSCO International”) are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are largely dependent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In particular, the on-going COVID-19 pandemic has had an adverse impact on the Korean economy. Following the Government’s announcement of the first confirmed case of COVID-19 in Korea in January 2020, it has implemented a number of measures in order to contain the spread of the COVID-19 disease, including a nationwide order for social distancing, implementation of strict self-isolation and quarantine measures for those who may be infected, and the temporary closure of all school and other public facilities. In addition, the Government has undertaken a series of actions to mitigate the adverse impact of the COVID-19 pandemic on the Korean economy, including (i) lowering of The Bank of Korea’s policy rates, (ii) execution of a bilateral currency swap agreement with the U.S. Federal Reserve, (iii) provision of loans, guarantees and maturity extensions to eligible financial institutions, small- and medium business enterprises and self-employed business owners facing liquidity crises; (iv) offering emergency relief payments for those impacted by the COVID-19 pandemic; and (v) establishment of the Key Industry Stabilization Fund in May 2020 to support businesses in certain key industries, such as the air transport and maritime industries. However, the impact of the on-going COVID-19 pandemic to the Korean economy in 2021 and for the foreseeable future remains highly uncertain.

Other developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•	the occurrence of additional severe health epidemics and pandemics in Korea or other parts of the world;

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

Our export sales and overseas sales to customers abroad accounted for 61.4% of our total revenue from steel products produced and sold by us in 2020. Our export sales to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 65.5% of our total export sales revenue from steel products produced and exported by us in 2020, and we expect our sales to these countries to remain important in the future. In particular, our export sales to China accounted for 35.8% of our total export sales revenue from steel products produced and exported by us in 2020. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan), or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2020, 61.4% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX Korea Composite Stock Price Index (the “KOSPI”) Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

We are dependent on imported raw materials, and significant increases in market prices of essential raw materials could adversely affect our margins and profits.

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 51 million dry metric tons of iron ore and 27 million wet metric tons of coal in 2020. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$207 in 2018, US$176 in 2019 and US$124 in 2020. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$69 in 2018, US$93 in 2019 and US$109 in 2020.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2020, 57 million tons of iron ore and 10 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.

Steel. The markets for our steel products are highly competitive and we face intense global competition. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth as well as the impact from the COVID-19 pandemic, combined with an expansion in steel production capacity, has led to production over-capacity in the Chinese steel industry, which in turn has led the Chinese government to pursue aggressive consolidation in the Chinese steel industry, such as the consolidation of Baosteel Group and Wuhan Iron and Steel in 2016, that has resulted in fewer but larger steel manufacturers that are able to compete more effectively in the global steel industry. In addition, the global steel industry has experienced consolidation in the past. Competition from such global steel manufacturers with expanded production capacity as well as competitors from emerging markets, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue in the future. Our larger competitors may use their resources, which may be greater than ours, against us in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry which in turn has resulted in downward pressure on global steel prices. Such production over-capacity in the global steel industry was exacerbated in 2020 due to a decrease in demand caused by the COVID-19 pandemic. Although demand for steel products has shown signs of recovery in select regions starting in the second half of 2020, production over-capacity in global steel industry may intensify if global economic recovery slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

The overseas trading markets in which POSCO International operates are also highly competitive. POSCO International’s principal competitors in overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO International’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO International, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on its business, results of operations or financial condition. In 2018, 2019 and 2020, we recognized impairment of goodwill of Won 158 billion, Won 55 billion and Won 189 billion, respectively, related to a decrease in value-in-use of POSCO International.

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

The success of our diversification strategy will depend, in part, on our ability to realize the anticipated growth opportunities and synergies. Some of our diversification efforts have not been successful. For example, in 2018, we incurred impairment loss of Won 810 billion related to our synthetic natural gas production facility in Gwangyang due to our discontinuation of the business which we had launched in 2011, which was adversely impacted by a decline in the market price of liquefied natural gas (“LNG”). In 2019, we incurred impairment loss of Won 74 billion related to the discontinued operation of a ferrosilicon facility in Pohang and Won 70 billion related to the discontinued operation of a compact endless cast-rolling mill facility in Gwangyang. The realization of the anticipated benefits from our diversification efforts depends on numerous factors, some of which are outside our control, including the availability of qualified personnel, establishment of new relationships and expansion of existing relationships with various customers and suppliers, procurement of necessary technology and know-how to engage in such businesses and decreases in the prices of competing products or services that make our products or services less competitive. The realization of the anticipated benefits may be impeded, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

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

Our international expansion efforts may not be successful.

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

The demand and market acceptance for such activities abroad are subject to a substantially higher level of uncertainty than our traditional steel business and are substantially dependent upon the market condition of the global natural resources industry as well as the political and social environment of the target countries. The performance of projects in which we participate may be adversely affected by the occurrence of military hostility, political unrest or acts of terrorism. For example, in February 2021, Myanmar’s military declared a state of emergency for a year with detention of Myanmar’s national adviser Aung San Suu Kyi and senior members of the ruling party’s National League for Democracy. See Note 41(b) to the Consolidated Financial Statements. In addition, some of our current exploration, development and production projects involve drilling exploratory wells on properties with no proven amount of natural resource reserves. Although all drilling, whether developmental or exploratory, involves risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of natural resources. Other risks to which such activities are subject include obtaining required regulatory approvals and licenses, securing and maintaining adequate property rights to land and natural resources, and managing local opposition to project development. A decrease in the market price of raw materials may also adversely impact the value of our investments related to natural resources projects, potentially resulting in impairment losses. For example, in 2019, we recognized impairment loss of Won 118 billion related to the termination of the Block AD-7 exploration project in Myanmar by POSCO International. We have limited experience in this business, and we cannot assure you that our overseas natural resources exploration, development and production projects will be profitable, that we will be able to meet the financing requirements for such projects, that the performance of our projects will not be adversely affected by the occurrence of military hostility, political unrest or acts of terrorism, or that we can recoup the costs related to such investments, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

We engage in engineering and construction activities through POSCO E&C. The Construction Segment is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The overall prospects for Korean construction companies in 2021 and beyond remain uncertain, and a prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.

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

We engage in limited business activities in countries that are deemed Sanctions Targets, including Iran and Cuba. We produce and export, typically through our sales subsidiaries, steel products to such countries, including automotive steel sheets and other steel materials to Iranian entities. Our subsidiaries also engage in limited business activities in countries that are deemed Sanctions Targets. In particular, POSCO Coated & Color Steel Co., Ltd. (“POSCO Coated & Color Steel”) engages in sales of coated steel sheets with entities in Iran. We believe that such activities and investments do not involve any U.S. goods or services. Our activities in Iran and Cuba accounted for approximately 0.3% of our consolidated revenues in 2018, 0.01% in 2019 and 0.00005% in 2020. POSCO Coated & Color Steel also holds a 70% interest in Myanmar POSCO C&C Co., Ltd. (“Myanmar POSCO C&C”), a joint venture with Myanma Economic Holdings Public Company Limited that was designated as a U.S. Sanctions Target by OFAC on March 25, 2021. Myanmar POSCO C&C engages in the production and sale of coated steel roofing sheets in Myanmar, and its sales accounted for approximately 0.03% of our consolidated revenues in 2018, 0.04% in 2019 and 0.05% in 2020. POSCO Coated & Color Steel is currently reassessing the future of this joint venture.

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

Regulation (EU) 2016/1011 (the “Benchmark Regulation”) was published in the Official Journal of the European Union on June 29, 2016 and has been in force since January 1, 2018. The Benchmark Regulation applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the European Union. Among other things, (i) it requires benchmark administrators (such as ICE Benchmark Administration Limited and the European Money Market Institute, which currently administer LIBOR and EURIBOR, respectively) to be authorized or registered (or, if non-European Union based, to be subject to an equivalent regime or otherwise recognized or endorsed) and (ii) it prevents certain uses by European Union-supervised entities of benchmarks of administrators that are not authorized or registered (or, if non-European Union based, not deemed equivalent or recognized or endorsed). In March 2021, the U.K. Financial Conduct Authority (the “FCA”), which has regulatory authority with respect to LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) after December 31, 2021 in the case of all Sterling, Euro, Swiss Franc and Japanese Yen settings and the one-week and two-month Dollar settings and (ii) after June 30, 2023 in the case of remaining Dollar settings. While the ICE Benchmark Administration may publish certain LIBOR settings on the basis of a synthetic methodology for “tough legacy” contracts, there is no guarantee that such rates will be determined and published after the announced deadlines nor confirmed to be representative by the FCA.

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

U.S. investors could be subject to adverse U.S. federal income tax consequences if we are treated as a passive foreign investment company (“PFIC”) for any taxable year during which they hold our common stock of ADSs.

We will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either (i) 75 percent or more of our gross income for the taxable year is passive income or (ii) at least 50 percent of the average gross quarterly value of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at the relevant time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common stock or ADSs. Accordingly, it is possible that we could become a PFIC.

If we were to be classified as a PFIC in any taxable year during which a U.S. holder (as defined in “Item 10.E. Taxation — United States Taxation”) holds our common stock or ADSs, such U.S. holder could be subject to a special tax at ordinary income rates on “excess distributions,” including certain distributions by us and gain that the U.S. holder recognizes on the sale of our common stock or ADSs. The amount of income tax on any excess distributions would be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period the U.S. holder held the common stock or ADSs. See “Item 10.E. Taxation — United States Taxation — Shares of Common Stock and ADSs — Passive Foreign Investment Company Rules.”

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

Item 4.B.  Business Overview

The Company

We are the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We produced approximately 40.6 million tons of crude steel and stainless steel in 2020, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2020, we had approximately 45.3 million tons of annual crude steel and stainless steel production capacity, including 40.7 million tons of production capacity in Korea. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

Korea is our most important market. Domestic sales accounted for 38.6% of our total revenue from steel products produced and sold by us in 2020 and 37.3% in 2019. On a non-consolidated basis, we believe that our steel products constituted approximately 51% of the total sales volume of such steel products sold in Korea in 2020 and approximately 48% in 2019. Our export sales and overseas sales to customers abroad accounted for 61.4% of our total revenue from steel products produced and sold by us in 2020 and 62.7% in 2019. Our major export market is Asia, with China accounting for 35.8%, Asia other than China and Japan accounting for 20.4%, and Japan accounting for 9.3% of our total steel export revenue from steel products produced and exported by us in 2020, and China accounting for 29.3%, Asia other than China and Japan accounting for 22.5%, and Japan accounting for 10.8% of our total steel export revenue from steel products produced and exported by us in 2019.

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

We generated revenue of Won 57,467 billion and profit of Won 1,748 billion in 2020, compared to revenue of Won 64,786 billion and profit of Won 2,038 billion in 2019. We had total assets of Won 79,684 billion and total equity of Won 47,604 billion as of December 31, 2020, compared to total assets of Won 79,371 billion and total equity of Won 47,763 billion as of December 31, 2019.

Major Products

We manufacture and sell a broad line of steel products, including the following:

•	cold rolled products;

•	hot rolled products;

•	stainless steel products;

•	plates;

•	wire rods; and

•	silicon steel sheets.

The table below sets out our revenue of steel products produced by us and directly sold to external customers which are recognized as external revenue of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries (including POSCO International).

	For the Year Ended December 31,
	2018			2019			2020
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	10,585	32.7%	￦	10,057	31.4%	￦	8,539	29.6%
Hot rolled products		5,620	17.4		5,252	16.4		5,148	17.8
Stainless steel products		6,624	20.5		6,956	21.7		6,779	23.5
Plates		3,587	11.1		4,070	12.7		3,128	10.8
Wire rods		1,882	5.8		1,749	5.5		1,489	5.2
Silicon steel sheets		1,012	3.1		923	2.9		1,118	3.9

Sub-total		29,309	90.6		29,007	90.6		26,201	90.7

Others		3,049	9.4		3,070	9.4		2,692	9.3

Total	￦	32,358	100.0%	￦	32,078	100.0%	￦	28,893	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated subsidiaries (including POSCO International).

	For the Year Ended December 31,
	2018		2019		2020
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	12,300	39.2%	11,196	36.9%	10,341	35.4%
Hot rolled products	8,153	26.0	7,891	26.0	8,237	28.2
Stainless steel products	2,853	9.1	2,973	9.8	2,990	10.2
Plates	4,957	15.8	5,399	17.8	4,768	16.3
Wire rods	2,227	7.1	2,095	6.9	1,955	6.7
Silicon steel sheets	892	2.8	816	2.7	886	3.0

Total (1)	31,381	100.0%	30,369	100.0%	29,177	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 7,492 billion in 2018, Won 7,740 billion in 2019 and Won 7,018 billion in 2020. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 10.3 million tons in 2020, representing 35.4% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2020, our sales volume of cold rolled products produced by us and directly sold to external customers decreased by 7.6% compared to our sales volume in 2019 primarily due to decreases in sales of cold rolled products manufactured and sold by our subsidiaries in Mexico, India and Thailand as a result of the ongoing global COVID-19 pandemic.

Including sales of cold rolled products produced by us and sold through our consolidated sales subsidiaries in addition to cold rolled products produced by us and directly sold to external customers, we believe we had a domestic market share for cold rolled products of approximately 64% on a non-consolidated basis in 2020.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 8.2 million tons in 2020, representing 28.2% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.

Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2020, our sales volume of hot rolled products produced by us and directly sold to external customers increased by 4.4% compared to our sales volume in 2019 primarily due to an increase in sales of hot rolled products manufactured and sold by our subsidiaries in China.

Including sales of hot rolled products produced by us and sold through our consolidated sales subsidiaries in addition to hot rolled products produced by us and directly sold to external customers, we believe we had a domestic market share for hot rolled products of approximately 55% on a non-consolidated basis in 2020.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 3.0 million tons in 2020, representing 10.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 10.2% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2020, they represented 23.5% of our total revenue from steel products in 2020. In 2020, our sales volume of stainless steel products produced by us and directly sold to external customers increased by 0.6% compared to our sales volume in 2019 primarily due to an increase in sales of stainless steel products manufactured and sold by POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (“POSCO (Zhangjiagang)” and formerly known as Zhangjiagang Pohang Stainless Steel Co., Ltd.).

Including sales of stainless steel products produced by us and sold through our consolidated sales subsidiaries in addition to stainless steel products produced by us and directly sold to external customers, we believe we had a domestic market share for stainless steel products of approximately 41% on a non-consolidated basis in 2020.

Plates

Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 4.8 million tons in 2020, representing 16.3% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.

In 2020, our sales volume of plates produced by us and directly sold to external customers decreased by 11.7% compared to our sales volume in 2019 primarily due to a decrease in sales of plates manufactured and sold by our subsidiaries in Southeast Asia as a result of the ongoing global COVID-19 pandemic.

Including sales of plates produced by us and sold through our consolidated sales subsidiaries in addition to plates produced by us and directly sold to external customers, we believe we had a domestic market share for plates of approximately 50% on a non-consolidated basis in 2020.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2.0 million tons in 2020, representing 6.7% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

In 2020, our sales volume of wire rods produced by us and directly sold to external customers decreased by 6.7% compared to 2019 primarily due to a decrease in sales of wire rods manufactured and sold by our subsidiaries in India as a result of the ongoing global COVID-19 pandemic.

Including sales of wire rods produced by us and sold through our consolidated sales subsidiaries in addition to wire rods produced by us and directly sold to external customers, we believe we had a domestic market share for wire rods of approximately 60% on a non-consolidated basis in 2020.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 0.9 million tons in 2020, representing 3.0% of our total sales volume of principal steel products produced by us and directly sold to external customers.

In 2020, our sales volume of silicon steel sheets produced by us and directly sold to external customers increased by 8.6% compared to 2019 primarily due to an increase in sales of silicon steel sheets manufactured and sold by our subsidiaries in China.

Including sales of silicon steel sheets produced by us and sold through our consolidated sales subsidiaries in addition to silicon steel sheets produced by us and directly sold to external customers, we believe we had a domestic market share for silicon steel sheets of approximately 80% on a non-consolidated basis in 2020.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 38.6% of our total revenue from steel products produced and sold by us in 2020. Our export sales and overseas sales to customers abroad represented 61.4% of our total revenue from steel products in 2020. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2018	2019	2020
POSCO’s sales (1)	49.2%	48.1%	51.0%
Other domestic steel companies’ sales	27.9	27.0	29.2
Imports	22.9	24.9	19.8

Total	100.0%	100.0%	100.0%

(1)

POSCO’s sales volume includes steel products produced by us (but not by our subsidiaries) and sold through our consolidated sales subsidiaries in addition to steel products produced by us (but not by our subsidiaries) and directly sold to external customers.

Exports

Our export sales and overseas sales to customers abroad represented 61.4% of our total revenue from steel products produced and sold by us in 2020, 65.5% of which was generated from exports sales and overseas sales to customers in Asian countries. Our export sales and overseas sales to customers abroad in terms of revenue from such products decreased by 11.7% from Won 24,971 billion in 2019 to Won 22,056 billion in 2020.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2018			2019			2020
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
China	￦	7,097	28.9%	￦	7,322	29.3%	￦	7,888	35.8%
Asia (other than China and Japan)		5,749	23.4		5,622	22.5		4,506	20.4
Japan		2,530	10.3		2,686	10.8		2,052	9.3
Europe		2,212	9.0		2,662	10.7		2,324	10.5
Middle East		204	0.8		271	1.1		189	0.9
North America		1,861	7.6		1,858	7.4		1,315	6.0
Others		4,898	19.9		4,551	18.2		3,782	17.1

Total	￦	24,551	100.0%	￦	24,971	100.0%	￦	22,056	100.0%

	For the Year Ended December 31,
	2018			2019			2020
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	10,499	42.8%	￦	9,949	39.8%	￦	8,011	36.3%
Hot rolled products		2,738	11.2		3,159	12.6		3,115	14.1
Stainless steel products		5,661	23.1		5,918	23.7		5,410	24.5
Plates		1,812	7.4		2,128	8.5		1,859	8.4
Wire rods		677	2.8		729	2.9		683	3.1
Silicon steel sheets		1,021	4.2		988	4.0		999	4.5
Others		2,143	8.7		2,101	8.4		1,979	9.0

Total	￦	24,551	100.0%	￦	24,971	100.0%	￦	22,056	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO International, and our overseas sales subsidiaries. Our largest export market in 2020 was China, which accounted for 35.8% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China increased by 7.7% from Won 7,322 billion in 2019 to Won 7,888 billion in 2020 primarily due to increases in sales of silicon steel sheets, stainless steel products and hot rolled products to steel processing companies in China.

Our second largest export market in 2020 was Asia (other than China and Japan), which accounted for 20.4% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) decreased by

19.9% from Won 5,622 billion in 2019 to Won 4,506 billion in 2020 primarily due to decreases in sales of steel products in Vietnam.

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

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.7 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2020, POSCO imported approximately 51 million dry metric tons of iron ore and 27 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia.

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

We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2020, we purchased approximately 44% of our iron ore imports and 21% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Brazil, New Caledonia and Canada. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$207 in 2018, US$176 in 2019 and US$124 in 2020. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$69 in 2018, US$93 in 2019 and US$109 in 2020. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Indonesia, Japan and Ukraine. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$13,122 in 2018, US$13,936 in 2019 and US$13,789 in 2020.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies in Korea to retain a fleet of dedicated vessels. Such contracts are on a consecutive voyage basis with maximum capacity loading, where the shipping company is compensated for the maximum amount of cargo on each trip regardless of whether the vessel is loaded to such amount. These dedicated vessels transported approximately 67% of the total requirements in 2020, and the remaining approximately 33% was transported by vessels retained through short to medium term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with others that utilize more energy-efficient technologies.

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

Competition

Domestic Market

We are the largest fully integrated steel producer in Korea. In hot rolled products, where we believe we had a market share of approximately 55% on a non-consolidated basis in 2020, we face competition from a Korean steel producer that operates mini-mills and produces hot rolled coil products from slabs and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe we had a market share of approximately 64% and 41%, respectively, on a non-consolidated basis in 2020, we compete with smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

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

China. We entered into an agreement with Sagang Group Co. to establish POSCO (Zhangjiagang), a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. We have an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation), which commenced production of stainless cold rolled steel products in December 1998. In 2020, POSCO (Zhangjiagang) had an annual production capacity of 1,100 thousand tons of stainless steel products and it produced 989 thousand tons of stainless steel products. See “— Production Facilities Abroad — POSCO (Zhangjiagang).”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. We hold a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. In 2020, PT. Krakatau POSCO had an annual production capacity of 3,000 thousand tons of plates and slabs and it produced 3,100 thousand tons of plates and slabs. See “— Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We established POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (“POSCO VINA” and formerly known as POSCO SS VINA JOINT STOCK COMPANY), a subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. The plant became operational in June 2015. In 2020, POSCO VINA had an annual production capacity of 550 thousand tons of shape steel and steel reinforcement products and it produced 554 thousand tons of shape steel and steel reinforcement products. See “— Production Facilities Abroad — POSCO VINA.”

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

The following table sets forth a breakdown of POSCO International’s total consolidated sales by export sales, domestic sales and third-country trades for the periods indicated:

	For the Year Ended December 31,
Sales Category	2018			2019			2020
	(in billions of Won, except percentages)
Export trading sales	￦	8,863	35.2%	￦	8,210	33.6%	￦	6,825	31.8%
Domestic trading sales		3,989	15.8		3,863	15.8		3,181	14.8
Third-country trades		18,547	73.7		18,827	77.1		17,538	81.7

Total sales prior to consolidation adjustments		31,399	124.7		30,900	126.5		27,543	128.3

Consolidation adjustments		(6,225)	(24.7)		(6,477)	26.5		(6,071)	(28.3)

Total sales	￦	25,174	100.0%	￦	24,423	100.0%	￦	21,472	100.0%

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

Natural Resources Development Activities. POSCO International also invests in energy and mineral development projects throughout the world. In particular, POSCO International holds interests in several gas field projects in Myanmar, where production of gas commenced in July 2013. POSCO International recognized revenues of approximately Won 474 billion in 2018, Won 723 billion in 2019 and Won 605 billion in 2020 from the Myanmar gas field projects. Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

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

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO E&C has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. In September 2015, we completed the sale of a 38.0% interest in POSCO E&C to Public Investment Fund, a sovereign wealth fund in Saudi Arabia, for US$1.05 billion. In connection with the sale, POSCO E&C and PIF agreed to jointly explore additional business opportunities in Saudi Arabia, including participating in various infrastructure projects sponsored by the Saudi Arabian government.

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

POSCO Energy Corporation. In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and subsequently renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy Corporation’s total power generation capacity was approximately 3,412 megawatts as of December 31, 2020. POSCO Energy Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

POSCO Energy Corporation also operates an LNG receiving terminal with an aggregate capacity to process up to 3.3 million tons of LNG annually in Gwangyang as of December 31, 2020. In order to achieve maximum operational efficiency of our LNG terminal, it participates in the LNG trading and LNG ship gas trial businesses.

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

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Item 4.C. Organizational	Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2020:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO International Corporation	Korea	62.9%
POSCO Engineering & Construction Co., Ltd	Korea	52.8%
POSCO Energy Corporation	Korea	100.0%
PT. Krakatau POSCO	Indonesia	70.0%
POSCO Asia Co., Ltd.	Hong Kong	100.0%
POSCO Maharashtra Steel Private Limited	India	100.0%
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	China	82.5	% (1)
POSCO Chemical Co., Ltd.	Korea	61.3%
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Vietnam	51.0%

(1)	POSCO holds a 58.6% interest and POSCO-China holds a 23.9% interest.

Item 4.D. Property,	Plants and Equipment

Our principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang City in the southwestern region of Korea. We also maintain and operate production properties abroad, including plants operated by POSCO (Zhangjiagang) in China, PT. Krakatau POSCO in Indonesia and POSCO VINA in Vietnam. We may increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”

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

Production Facilities in Korea

Our main production facilities in Korea consist of Pohang Works and Gwangyang Works. In 2020, our crude steel and stainless steel production capacity in Korea was 40.68 million tons.

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

Capacity Utilization Rates

The following table sets out the capacity utilization rates of our production facilities in Korea for the periods indicated.

	As of or for the Year Ended December 31,
	2018	2019	2020
Crude steel and stainless steel production capacity for the year (million tons per year)	42.39	42.39	40.68
Actual crude steel and stainless steel output (million tons)	37.74	38.01	35.94
Capacity utilization rate (%) (1)	89.0%	89.7%	88.3%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Production Facilities Abroad

Our various subsidiaries and joint ventures around the world, including POSCO (Zhangjiagang) in China, PT. Krakatau POSCO in Indonesia and POSCO VINA in Vietnam, engage in steel production activities. For a discussion of such operations, see “Item 4. Information on the Company — Item 4.B. Business Overview — Subsidiaries and Joint Ventures.”

POSCO (Zhangjiagang)

The following table sets out POSCO (Zhangjiagang)’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2018	2019	2020
Crude steel and stainless steel production capacity for the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	1.16	1.13	0.99
Capacity utilization rate (%) (1)	105.3%	103.1%	89.9%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2018	2019	2020
Crude steel production capacity for the year (million tons per year)	3.00	2.94	3.00
Actual crude steel output (million tons)	3.01	3.02	3.10
Capacity utilization rate (%) (1)	100.3%	102.5%	103.3%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO VINA

The following table sets out POSCO VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2018	2019	2020
Crude steel production capacity for the year (million tons per year)	1.10	1.10	0.55
Actual crude steel output (million tons)	0.97	0.79	0.55
Capacity utilization rate (%) (1)	87.7%	71.7%	100.8%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

Item 4A. Unresolved	Staff Comments

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

Overview

We are the largest fully integrated steel producer in Korea. We have four reportable operating segments — a steel segment, a trading segment, a construction segment and a segment that contains operations of all other entities which fall below the reporting thresholds. The steel segment includes production of steel products and sale of such products. The trading segment consists primarily of global trading activities and natural resources development activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The “others” segment includes power generation, LNG logistics, manufacturing of various industrial materials and network and system integration. See Note 40 to the Consolidated Financial Statements.

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

The unit sales prices in Won for each of our principal product lines of steel products, other than silicon steel sheets, decreased from 2019 to 2020, reflecting generally weak global market conditions in 2020 due to the COVID-19 pandemic. The weighted average unit price for our principal product lines of steel products decreased by 6.0% from 2019 to 2020, which was mitigated by the depreciation in the average value of the Won against the Dollar in 2020 that increased our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., depreciated from Won 1,165.7 to US$1.00 in 2019 to Won 1,180.1 to US$1.00 in 2020.

The unit sales price of plates, which accounted for 16.3% of total sales volume of the principal steel products produced by us and directly sold to external customers, decreased by 13.0% in 2020. The unit sales price of wire rods, which accounted for 6.7% of total sales volume of such products, decreased by 8.8% in 2020. The unit sales price of cold rolled products, which accounted for 35.4% of total sales volume of such products, decreased by 8.1% in 2020. The unit sales price of hot rolled products, which accounted for 28.2% of total sales volume of such products, decreased by 6.1% in 2020. The unit sales price of stainless steel products, which accounted for 10.2% of total sales volume of such products, decreased by 3.1% in 2020. On the other hand, the unit sales price of silicon steel sheets, which accounted for 3.0% of total sales volume of such products, increased by 11.5% in 2020.

The table below sets out the average unit sales prices for our semi-finished and finished steel products produced by us and directly sold to external customers for the periods indicated.

	For the Year Ended December 31,
Products	2018		2019		2020
	(In thousands of Won per ton)
Cold rolled products	￦	861	￦	898	￦	826
Hot rolled products		689		666		625
Stainless steel products		2,322		2,340		2,267
Plates		724		754		656
Wire rods		845		835		762
Silicon steel sheets		1,135		1,132		1,262

Average (1)	￦	934	￦	955	￦	898

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

	For the Year Ended December 31,
	2018	2019	2020
	(Percentage of net sales)
Cost of sales	87.7%	90.2%	91.9%
Selling and administrative expenses	3.7	3.7	4.0
Gross margin	12.3	9.8	8.1
Operating profit margin	6.2	5.0	3.6

Our operating profit margin decreased from 6.2% in 2018 to 5.0% in 2019 and further decreased to 3.6% in 2020 as discussed below.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
Crude steel and stainless steel production capacity (million tons per year)	47.6	47.5	45.3
POSCO	42.4	42.4	40.7
POSCO (Zhangjiagang).	1.1	1.1	1.1
PT. Krakatau POSCO	3.0	2.9	3.0
POSCO VINA	1.1	1.1	0.6
Actual crude steel and stainless steel output (million tons)	42.9	42.9	40.6
POSCO	37.7	38.0	35.9
POSCO (Zhangjiagang).	1.2	1.1	1.0
PT. Krakatau POSCO	3.0	3.0	3.1
POSCO VINA	1.0	0.8	0.6
Capacity utilization rate (%)	90.1%	90.4%	89.5%
POSCO	89.0%	89.7%	88.3%
POSCO (Zhangjiagang).	105.3%	103.1%	89.9%
PT. Krakatau POSCO	100.3%	102.5%	103.3%
POSCO VINA	87.7%	71.7%	100.8%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2020, 61.4% of our total revenue from steel products produced and sold by us was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Inflation

Inflation in Korea, which was 1.5% in 2018, 0.4% in 2019 and 0.5% in 2020 has not had a material impact on our results of operations in recent years.

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

Trade accounts receivables are analyzed on a regular basis and, upon our becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2020, the percentage of allowance for doubtful accounts related to net trade accounts and notes receivables compared to our trade accounts and notes receivables was 6.47%. Our allowance for doubtful accounts decreased by 16.0%, or Won 144 billion, from Won 898 billion as of December 31, 2019 to Won 754 billion as of December 31, 2020. See Note 23 to the Consolidated Financial Statements.

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

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2020 was 1.07%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

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

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. As of December 31, 2020, if the discount rates used in these valuations were increased by 1%, then the estimated fair values would have decreased by approximately 10% in total. In addition, as of December 31, 2020, if the revenue growth rate assumptions were decreased by 1% in the cash flow models, then the estimated fair values would have decreased by approximately 11% in total.

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

Long-lived Assets

At each reporting date, we review the carrying amounts of our tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of the asset’s net selling price (fair value less costs to sell) and its value in use. When the book value of long-lived asset exceeds the recoverable amount of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of the asset is recognized and the asset’s carrying value is reduced to its recoverable amount and the resulting impairment loss is charged to current operations. Such recoverable amount is based on our estimates of the future use of assets and is subject to changes in market conditions. Based on an impairment test as of December 31, 2020, we recognized impairment loss on property, plant and equipment amounting to Won 27 billion in 2020, which included impairment loss of Won 17 billion from a fire at a stainless steel production facility at Pohang Works.

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Our estimates of the useful lives and recoverable amount of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable amount of those assets. We make a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next three to five years. Beyond the specifically forecasted period, we extrapolate the cash flows for the remaining years based on an estimated growth rate. This estimated growth rate does not exceed the long-term average growth rate of our industry. As of December 31, 2020, for the applicable cash generating units, we estimated a discount rate of 5.80% to 9.10% and a revenue growth rate of 0.7% to 2.1%. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

If the estimated discount rates used in these valuations were increased by 1%, then the estimated recoverable amount would have decreased by 4.48% to 6.37% in total. If the estimated revenue growth rate were decreased by 1%, then the estimated recoverable amount would have decreased by 1.26% to 4.52% in total. We believe that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would result in impairment loss of long-lived assets.

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

In validating the value in use determined for the cash generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. As of December 31, 2020, if the estimated average discount rates used in these valuations were increased by 0.5%, the estimated value-in-use for the respective cash generating units would have decreased by Won 239 billion or 7.42% in total. As of December 31, 2020, if the estimated terminal growth rates were decreased by 0.5%, the estimated value-in-use for the respective cash generating units would have decreased by Won 129 billion or 4.00% in total. Based on an impairment test as of December 31, 2020, we recognized impairment loss on goodwill of Won 189 billion incurred by POSCO International. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of the cash-generating groups, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in impairment loss on goodwill. See Note 15 to the Consolidated Financial Statements.

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

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at the balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the reporting date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less 4.7% of the gross profit margin to the inventory cost amount plus 10.9% of the gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made. There was no recovery in 2018, 2019 and 2020. The valuation losses of inventories recognized within cost of goods sold were Won 142 billion in 2018, Won 96 billion in 2019 and Won 54 billion in 2020.

Investments in Associates and Joint Ventures

We hold a significant amount of investments in associates and joint ventures, which interests are accounted for using the equity method. As of December 31, 2020, the book value of our investments in associates and joint ventures was Won 3,876 billion. The carrying amounts of our investments in associates and joint ventures are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

Our contract revenue recognition policy requires our management to exercise judgment in estimating the outcome of our contracts and measuring the percentage of completion and actual costs incurred in respect of our projects, which affects the amount and timing of recognition of revenues and cost of sales, provisions for estimated losses, charges against current earnings, trade account receivables and advances. For example, due to factors causing variation in costs for 2020, the estimated total contract costs were changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for 2020 and future periods are as follows:

Amount
(In millions of Won)
Changes in estimated total contract costs	￦ 180,065
Changes in profit before income taxes of construction contracts:
Current period	40,743
Future periods	105,137

The effect on current and future profit is estimated based on circumstances that have occurred from the commencement date of the contract to the end of 2020. The estimation is evaluated for total contract costs and expected total contract revenue as of the end of the period. Such estimate may change in future periods.

Our ability to measure reliably the estimated total cost of a project has a significant effect on the amount and timing of recognizing our sales and cost of sales. The timing of recognition of sales we report may differ materially from the timing of actual contract payments received. In addition, to the extent that sales recognized by us exceed the amount of payments to be received by us, such amount is reflected as trade account receivables on our balance sheet. To the extent payments received by us exceed the sales recognized, such amount is reflected under advances from customers on our balance sheet. Thus our ability to measure reliably the estimated total costs and the percentage of completion also affects the amount of our trade account receivables and advances from customers. For a discussion of uncertainty of estimates related to contract revenues and costs, see Note 29(d) to the Consolidated Financial Statements.

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

Employee Benefits

Our accounting of employee benefits for defined benefit plans involves judgments about uncertain events including, but not limited to, discount rates, life expectancy, future pay inflation and expected rate of return on plan assets. The discount rates are determined by reference to the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense, and other expenses related to defined benefit plans that are recognized in profit or loss. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plan. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings. If the estimated average discount rates by actuarial assumptions used in these valuations were increased by 1%, then the estimated provision for severance benefits would have decreased by Won 178 billion, or 7.3% in total, as of December 31, 2020. If the estimated future pay inflation rates were decreased by 1%, then the estimated provision for severance benefits would have decreased by Won 181 billion, or 7.4% in total, as of December 31, 2020.

Recent Accounting Changes

For a discussion of new standards, interpretations and amendments to existing standards that have been published, see Note 2 to the Consolidated Financial Statements.

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

K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. For example, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS.

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2018, 2019 and 2020 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2018		2019		2020
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	4,041,827	￦	3,222,713	￦	2,054,370
Additions:
Impairment loss on other receivables		63,092		80,323		53,105
Impairment loss on assets held for sale		50,829		38,328		5,030
Loss on disposals of investments in subsidiaries, associates and joint ventures		5,226		6,539		14,632
Loss on disposals of property, plant and equipment		117,614		120,227		142,126
Impairment loss on property, plant and equipment		1,004,704		442,700		27,040
Impairment loss on investment property		51,461		32,642		—
Impairment loss on intangible assets		337,519		191,021		197,776
Increase to provisions		134,632		23,074		30,536
Loss on valuation of firm commitment		66,281		37,685		93,098
Donations		52,074		51,567		45,652
Idle tangible asset expenses		9,257		34,152		19,276
Others		184,865		112,029		70,408

		2,077,554		1,170,287		698,679
Deductions:
Gain on disposals of assets held for sale		(27,171)		(37,461)		(841)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(45,241)		(27,836)		(88,836)
Gain on disposals of property, plant and equipment		(53,139)		(49,367)		(15,548)
Gain on disposals of intangible assets		(117,139)		(1,896)		(815)
Gain on valuation of firm commitment		(39,028)		(60,201)		(107,511)
Gain on valuation of emission rights		—		(25,440)		—
Gain on disposals of emission rights		—		(11,141)		(24,851)
Reversal of other provisions		(3,557)		(36,522)		(5,154)
Others		(238,311)		(201,027)		(158,780)

	(523,586)		(450,891)		(402,336)

Revenue recognition related to development and sale of real estate		(176,859)		(418,862)		326,118
Cost of sales recognition related to development and sale of real estate		123,664		345,605		(273,796)

Operating profit under K-IFRS	￦	5,542,600	￦	3,868,854	￦	2,403,035

Net profit under IFRS as issued by the IASB	￦	1,932,386	￦	2,038,165	￦	1,748,492
Adjustments related to development and sale of real estate:
Revenue		(176,859)		(418,862)		326,118
Cost of sales		123,664		345,605		(273,796)
Income tax		12,873		17,728		(12,662)

Net income under K-IFRS	￦	1,892,064	￦	1,982,637	￦	1,788,152

Operating Results – 2019 Compared to 2020

The following table presents our statement of comprehensive income information and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Revenue	￦	64,786	￦	57,467	￦	(7,319)	(11.3)%
Cost of sales		58,462		52,799		(5,664)	(9.7)

Gross profit		6,324		4,668		(1,656)	(26.2)
Selling and administrative expenses:
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable		(28)		1		29	N.A. (1)
Other administrative expenses		2,041		1,940		(102)	(5.0)
Selling expenses		368		377		9	2.3
Other operating income and expenses:
Impairment loss on other receivables		80		53		(27)	(33.9)
Other operating income		451		402		(49)	(10.8)
Other operating expenses		1,090		646		(444)	(40.8)

Operating profit		3,223		2,054		(1,168)	(36.3)
Share of profit of equity-accounted investees, net		274		133		(140)	(51.3)
Finance income		1,872		2,677		805	43.0
Finance costs		2,242		2,892		650	29.0

Profit before income tax		3,127		1,973		(1,154)	(36.9)
Income tax expense		1,088		224		(864)	(79.4)

Profit		2,038		1,748		(290)	(14.2)
Profit for the period attributable to owners of the controlling company		1,864		1,581		(283)	(15.2)
Profit for the period attributable to non-controlling interests		174		167		(6)	(3.7)

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	32,078	￦	28,893	￦	(3,186)	(9.9)%
Internal revenue		17,730		15,365		(2,365)	(13.3)

Total revenue from Steel Segment		49,808		44,258		(5,550)	(11.1)

Trading Segment:
External revenue		22,157		19,345		(2,812)	(12.7)
Internal revenue		15,468		12,947		(2,521)	(16.3)

Total revenue from Trading Segment		37,625		32,292		(5,333)	(14.2)

Construction Segment:
External revenue		6,945		6,576		(369)	(5.3)
Internal revenue		743		1,034		290	39.1

Total revenue from Construction Segment		7,688		7,610		(78)	(1.0)

Others Segment:
External revenue		3,187		2,979		(208)	(6.5)
Internal revenue		2,796		2,610		(186)	(6.7)

Total revenue from Others Segment		5,983		5,588		(394)	(6.6)

Total revenue prior to consolidation adjustments		101,104		89,749		(11,355)	(11.2)

Consolidation adjustments		(36,737)		(31,956)		4,781	(13.0)
Basis difference adjustments (1)		419		(326)		(745)	N.A. (2)

Revenue	￦	64,786	￦	57,467		(7,319)	(11.3)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our revenue decreased by 11.3%, or Won 7,319 billion, from Won 64,786 billion in 2019 to Won 57,467 billion in 2020 due to decreases in external revenues of all of our segments. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 9.9%, or Won 3,186 billion, from Won 32,078 billion in 2019 to Won 28,893 billion in 2020 primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and sold to external customers and, to a lesser extent, a decrease in our sales volume of the principal steel products produced by us and directly sold to external customers. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 6.0% from Won 955,209 per ton in 2019 to Won 898,008 per ton in 2020, reflecting generally weak global market conditions in 2020 due to the COVID-19 pandemic. Our sales prices generally decreased in the first, second and third quarters of 2020 compared to the prior quarter, but recovered in the fourth quarter of 2020. The overall sales volume of the principal steel products produced by us and directly sold to external customers decreased by 3.9% from 30.4 million tons in 2019 to 29.2 billion tons in 2020, reflecting weak demand in 2020 due to the COVID-19 pandemic. Our sales volume decrease from the first quarter of 2020 to the second quarter of 2020, but gradually recovered in the third and fourth quarters of 2020. Such factors were principally attributable to the following:

•

The unit sales prices in Won of each of our principal product lines, other than silicon steel sheets, decreased from 2019 to 2020. The unit sales prices in Won of plates, wire rods, cold rolled products, hot rolled products and stainless steel products produced by us and directly sold to external customers decreased by 13.0%, 8.8%, 8.1%, 6.1% and 3.1%, respectively, from 2019 to 2020. On the other hand, the unit sales price in Won of silicon steel sheets increased by 11.5% from 2019 to 2020. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of plates, cold rolled products and wire rods decreased from 2019 to 2020, the impact of which was partially offset by increases in the sales volume of silicon steel sheets, hot rolled products and stainless steel products from 2019 to 2020. The sales volume of plates, cold rolled products and wire rods produced by us and directly sold to external customers decreased by 11.7%, 7.6% and 6.7%, respectively, from 2019 to 2020. On the other hand, the sales volume of silicon steel sheets, hot rolled products and stainless steel products produced by us and directly sold to external customers increased by 8.6%, 4.4% and 0.6%, respectively, from 2019 to 2020. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 11.1%, or Won 5,550 billion, from Won 49,808 billion in 2019 to Won 44,258 billion in 2020 as internal revenue from inter-company transactions decreased by 13.3%, or Won 2,365 billion, from Won 17,730 billion in 2019 to Won 15,365 billion in 2020 primarily due to a decrease in our steel sales activities through trading subsidiaries, particularly POSCO International.

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 12.7%, or Won 2,812 billion, from Won 22,157 billion in 2019 to Won 19,345 billion in 2020 primarily due to a decrease in POSCO International’s trading sales that were negatively impacted by the COVID-19 pandemic and a decrease in revenue from its Myanmar gas field projects, which was negatively impacted by a decrease in global prices of natural gas in 2020 as well as a temporary suspension of production for 20 days in September 2020 for maintenance activities.

Total revenue from the Trading Segment, which includes internal revenue from inter-company transactions, decreased by 14.2%, or Won 5,333 billion, from Won 37,625 billion in 2019 to Won 32,292 billion in 2020 as internal revenue from inter-company transactions decreased by 16.3%, or Won 2,521 billion, from Won 15,468 billion in 2019 to Won 12,947 billion in 2020 primarily due to a decrease in our steel sales activities through trading subsidiaries from 2019 to 2020.

Construction Segment. External revenue from the Construction Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, decreased by 5.3%, or Won 369 billion, from Won 6,945 billion in 2019 to Won 6,576 billion in 2020 primarily due to a decrease in external revenue from architectural works construction projects, which was partially offset by an increase in external revenue from plant construction projects.

Total revenue from the Construction Segment, which includes internal revenue from inter-company transactions, decreased by 1.0%, or Won 78 billion, from Won 7,688 billion in 2019 to Won 7,610 billion in 2020 as internal revenue from inter-company transactions increased by 39.1%, or Won 290 billion, from Won 743 billion in 2019 to Won 1,034 billion in 2020. Such increase in internal revenue reflected an increase in the amount of construction activities for member companies of the POSCO Group from 2019 to 2020.

Others Segment. The Others Segment primarily includes power generation, manufacturing of various industrial materials and provision of information technology services. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 6.5%, or Won 208 billion, from Won 3,187 billion in 2019 to Won 2,979 billion in 2020, primarily due to a decrease in revenue of POSCO Energy Corporation, which was partially offset by an increase in revenue of POSCO Chemical Co., Ltd. The decrease in revenue of POSCO Energy Corporation primarily reflected a decrease in the price of electricity, which was partially offset by an increase in revenue from its LNG terminal-related businesses. On the other hand, the revenue of POSCO Chemical Co., Ltd. increased primarily due to an increase in sales of anode and cathode materials used, among others, in electric batteries.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, decreased by 6.6%, or Won 394 billion, from Won 5,983 billion in 2019 to Won 5,588 billion in 2020 as internal revenue from inter-company transactions decreased by 6.7%, or Won 186 billion, from Won 2,796 billion in 2019 to Won 2,610 billion in 2020 primarily due to a decrease in POSCO Energy’s revenue from sales of electricity to member companies of the POSCO group from 2019 to 2020.

Cost of Sales

The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Steel Segment	￦	45,642	￦	41,598	￦	(4,044)	(8.9)%
Trading Segment		36,330		31,258		(5,072)	(14.0)
Construction Segment		7,155		6,904		(251)	(3.5)
Others Segment		5,324		4,874		(450)	(8.5)
Consolidation adjustments		(36,334)		(31,562)		4,772	(13.1)
Basis difference adjustments (1)		346		(274)		(619)	N.A. (2)

Cost of sales	￦	58,462	￦	52,799		(5,664)	(9.7)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our cost of sales decreased by 9.7%, or Won 5,664 billion, from Won 58,462 billion in 2019 to Won 52,799 billion in 2020 due to decreases in cost of sales of all of our segments. Specifically:

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation, decreased by 8.9%, or Won 4,044 billion, from Won 45,642 billion in 2019 to Won 41,598 billion in 2020 primarily due to a decrease in the average prices in Won terms of coal used to manufacture our steel products as well as a decrease in our sales volume of principal steel products produced by us and sold to external customers, the impact of which was partially offset by an increase in the average price in Won terms of iron ore used to manufacture our steel products. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) decreased from US$176 in 2019 to US$124 in 2020. On the other hand, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) increased from US$93 in 2019 to US$109 in 2020.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation, decreased by 14.0%, or Won 5,072 billion, from Won 36,330 billion in 2019 to Won 31,258 billion in 2020 primarily due to decreases in trading activities as well as natural resources development activities of POSCO International.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation and basis difference adjustments, decreased by 3.5%, or Won 251 billion, from Won 7,155 billion in 2019 to Won 6,904 billion in 2020 reflecting a decrease in the average prices in Won terms of certain raw materials used in construction activities as well as a decrease in the progress of architectural works construction projects, which impact was partially offset by an increase in the progress of plant construction projects.

Others Segment. The cost of sales of our Others Segment, prior to consolidation, decreased by 8.5%, or Won 450 billion, from Won 5,324 billion in 2019 to Won 4,874 billion in 2020 primarily due to a decrease in the cost of sales of POSCO Energy Corporation reflecting a decrease in the global price of LNG in 2020 as well as its decision to directly import LNG used in some of its power plants.

Gross Profit

The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Steel Segment	￦	4,166	￦	2,660	￦	(1,506)	(36.1)%
Trading Segment		1,295		1,034		(261)	(20.1)
Construction Segment		533		706		173	32.5
Others Segment		659		714		56	8.4
Consolidation adjustments		(403)		(394)		8	(2.1)
Basis difference adjustments (1)		73		(52)		(126)	N.A. (2)

Gross profit	￦	6,324	￦	4,668		(1,656)	(26.2)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our gross profit decreased by 26.2%, or Won 1,656 billion, from Won 6,324 billion in 2019 to Won 4,668 billion in 2020 primarily due to decreases in gross profit of the Steel Segment and the Trading Segment, the impact of which was partially offset by increases in gross profit of the Construction Segment and the Others Segment. Our gross margin, which is gross profit as a percentage of total revenue, decreased from 9.8% in 2019 to 8.1% in 2020.

Steel Segment. The gross profit of our Steel Segment, prior to consolidation, decreased by 36.1%, or Won 1,506 billion, from Won 4,166 billion in 2019 to Won 2,660 billion in 2020 primarily due to a decrease in the average unit sales price per ton of the principal steel products produced by us and sold to external and internal customers that outpaced a decrease in the average prices in Won terms of certain raw materials used to manufacture our finished steel products. The gross margin of our Steel Segment decreased from 8.4% in 2019 to 6.0% in 2020.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation, decreased by 20.1%, or Won 261 billion, from Won 1,295 billion in 2019 to Won 1,034 billion in 2020 primarily due to a decrease in gross profit from POSCO International’s natural resources development activities. In particular, gross profit from POSCO International’s Myanmar gas field projects was negatively impacted by a decrease in global prices of natural gas in 2020 as well as a temporary suspension of production for 20 days in September 2020 for maintenance activities. The gross margin of our Trading Segment decreased from 3.4% in 2019 to 3.2% in 2020.

Construction Segment. The gross profit of our Construction Segment, prior to consolidation and basis difference adjustments, increased by 32.5%, or Won 173 billion, from Won 533 billion in 2019 to Won 706 billion in 2020 primarily reflecting an increase in POSCO E&C’s participation in higher margin plant and architectural works construction projects in 2020. The gross margin of our Construction Segment increased from 6.9% in 2019 to 9.3% in 2020.

Others Segment. The gross profit of our Others Segment, prior to consolidation, increased by 8.4%, or Won 56 billion, from Won 659 billion in 2019 to Won 714 billion in 2020 primarily due to an increase in the gross profit of POSCO Energy Corporation. POSCO Energy Corporation’s gross profit increased from 2019 to 2020 primarily due to its decision to directly import LNG used in some of its power plants as well as improved operational efficiency of its LNG terminal-related businesses. The gross margin of our Others Segment improved from 11.0% in 2019 to 12.8% in 2020.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable	￦	(28)	￦	1	￦	29	N.A. (1)

Freight and custody expenses	￦	180	￦	181	￦	0	0.1%
Sales commissions		74		87		13	17.5
Sales promotion		10		7		(3)	(29.1)
Sales insurance premium		33		30		(2)	(7.0)
Contract cost		38		46		8	21.4
Others		33		26		(7)	(22.3)

Total selling expenses	￦	368	￦	377		9	2.3

Wages and salaries	￦	841	￦	829	￦	(12)	(1.4)%
Expenses related to post-employment benefits		89		83		(6)	(6.6)
Other employee benefits		178		187		9	5.2
Depreciation		131		146		15	11.5
Amortization		112		115		3	2.7
Taxes and public dues		79		59		(20)	(24.9)
Rental		40		35		(5)	(12.3)
Advertising		83		72		(11)	(13.1)
Research and development		110		116		6	5.4
Service fees		193		157		(37)	(19.1)
Others		185		140		(45)	(24.2)

Total other administrative expenses	￦	2,041	￦	1,940		(102)	(5.0)

Total selling and administrative expenses	￦	2,381	￦	2,317		(64)	(2.7)

(1)	N.A. means not applicable.

Our selling and administrative expenses decreased by 2.7%, or Won 64 billion, from Won 2,381 billion in 2019 to Won 2,317 billion in 2020, primarily due to decreases in service fees, taxes and public fees and wages and salaries, the impact of which was partially offset by a reversal of impairment loss on trade accounts and notes receivable in 2019 compared to impairment loss on trade accounts and notes receivable in 2020 as well as an increase in depreciation and sales commissions. Such factors were principally attributable to the following:

•

Our service fees decreased by 19.1%, or Won 37 billion, from Won 193 billion in 2019 to Won 157 billion in 2020 primarily due to decreases in brokerage fees relating to imports and exports and third-party consulting fees.

•

Taxes and public fees decreased by 24.9%, or Won 20 billion, from Won 79 billion in 2019 to Won 59 billion in 2020 primarily due to the business combination of our LNG storage facilities and off-gas combined cycle power plants in 2019, which were not repeated in 2020.

•	Our wages and salaries decreased by 1.4%, or Won 12 billion, from Won 841 billion in 2019 to Won 829 billion in 2020 primarily due to a decrease in the employees of POSCO ICT Co., Ltd.

•

We recognized reversal of such impairment loss of Won 28 billion in 2019 primarily due to a reversal of impairment loss on trade accounts and notes receivables of POSCO E&C. On the other hand, in 2020, we recognized impairment loss on trade accounts and notes receivables of Won 1 billion primarily due to impairment loss on accounts receivables of Donghoon SP Co., Ltd.

•

Our depreciation increased by 11.5%, or Won 15 billion, from Won 131 billion in 2019 to Won 146 billion in 2020 primarily due to acquisitions of new assets, including silos in Pohang Works, by us and POSCO Energy.

•

Our sales commissions increased by 17.5%, or Won 13 billion, from Won 74 billion in 2019 to Won 87 billion in 2020 primarily due to an increase in claim expenses that are included in sales commissions.

Other Operating Income and Expenses

The following table presents our impairment loss on other receivables and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount %
	(In billions of Won)
Impairment loss on other receivables	￦	80	￦	53	￦ (27)	(33.9)%

Our impairment loss on other receivables decreased by 33.9%, or Won 27 billion, from Won 80 billion in 2019 to Won 53 billion in 2020 primarily due to a reversal of impairment loss of POSCO E&C in 2020 resulting from its collection of previously impaired receivables, compared to no such reversal in 2019.

The following table presents a breakdown of our other operating income and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	37	￦	1	￦	(37)	(97.8)%
Gain on disposal of investments in subsidiaries, associates and joint ventures		28		89		61	219.1
Gain on disposal of property, plant and equipment		49		16		(34)	(68.5)
Gain on disposal of intangible assets		2		1		(1)	(57.0)
Gain on valuation of firm commitment		60		108		47	78.6
Gain on valuation of emission rights		25		—		(25)	(100.0)
Gain on disposal of emission rights		11		25		14	123.1
Reversal of other provisions		37		5		(31)	(85.9)
Premium income		3		25		22	659.3
Others		198		134		(64)	(32.5)

Total other operating income	￦	451	￦	402		(49)	(10.8)

Our other operating income decreased by 10.8%, or Won 49 billion, from Won 451 billion in 2019 to Won 402 billion in 2020, primarily due to our recognition of a refund of value added tax related to imported LNG in 2019, compared to no such refund in 2020, as well as decreases in gain on disposal of assets held for sale, gain on disposal of property, plant and equipment and reversal of other provisions, the impact of which was partially offset by an increase in gain on disposal of investments in subsidiaries, associates and joint ventures.

•	In 2019, we recognized a refund of Won 74 billion of value added tax related to imported LNG (which is included in “others”), compared to no such refund in 2020.

•

Our gain on disposal of assets held for sale decreased by 97.8%, or Won 37 billion, from Won 37 billion in 2019 to Won 1 billion in 2020. In 2019, we recognized gain from our disposal of FINEX plant no. 1, compared to no such gain in 2020.

•

Our gain on disposal of property, plant and equipment decreased by 68.5%, or Won 34 billion, from Won 49 billion in 2019 to Won 16 billion in 2020 primarily due to gains from the disposal of equipment of FINEX plant no. 1 in 2019, compared to no such gain in 2020.

•

Our reversal of other provisions decreased by 85.9%, or Won 31 billion, from Won 37 billion in 2019 to Won 5 billion in 2020 primarily due to a reversal of other provisions relating to a lawsuit involving POSCO E&C in 2019, compared to no such reversal in 2020.

•

Our gain on disposal of investments in subsidiaries, associates and joint ventures increased by 219.1%, or Won 61 billion, from Won 28 billion in 2019 to Won 89 billion in 2020. In 2019, we recognized gain on disposal of investments in subsidiaries, associates and joint ventures primarily related to our disposal of POSPOWER Co., Ltd. In 2020, such gain primarily related to our disposal of investments in Incheon-Gimpo Expressway Co. Ltd.

The following table presents a breakdown of our other operating expenses and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Impairment loss on assets held for sale	￦	38	￦	5	￦	(33)	(86.9)%
Loss on disposals of investments in subsidiaries, associates and joint ventures		7		15		8	123.8
Loss on disposals of property, plant and equipment		120		142		22	18.2
Impairment loss on property, plant and equipment		443		27		(416)	(93.9)
Impairment loss on investment property		33		—		(33)	(100.0)
Impairment loss on intangible assets		191		198		7	3.5
Loss on valuation of firm commitment		38		93		55	147.0
Idle tangible asset expenses		34		19		(15)	(43.6)
Increase to provisions		23		31		7	32.3
Donations		52		46		(6)	(11.5)
Others		112		70		(42)	(37.2)

Total other operating expenses	￦	1,090	￦	646		(444)	(40.8)

Our other operating expenses decreased by 40.8%, or Won 444 billion, from Won 1,090 billion in the 2019 to Won 646 billion in 2020, primarily due to a decrease in impairment loss on property, plant and equipment, which was partially offset by an increase in loss on valuation of firm commitment. Such factors were principally attributable to the following:

•

Our impairment loss on property, plant and equipment decreased by 93.9%, or Won 416 billion, from Won 443 billion in 2019 to Won 27 billion in 2020. In 2019, we recognized impairment loss of Won 205 billion incurred by POSCO VINA, Won 74 billion related to the discontinued operation of a ferro silicon facility in Pohang Works and Won 70 billion related to the discontinued operation of a compact endless cast-rolling mill in Gwangyang Works. In 2020, we recognized impairment loss of Won 17 billion related to a fire at a stainless steel production facility at Pohang Works.

•

Our loss on valuation of firm commitment increased by 147.0%, or Won 55 billion, from Won 38 billion in 2019 to Won 93 billion in 2020 primarily due to an increase in loss on valuation of derivatives relating to POSCO International.

We also recognized impairment loss on intangible assets of Won 191 billion in 2019 and Won 198 billion in 2020 that primarily related to POSCO International. In 2019, we recognized write-offs of intangible assets of Won 118 billion related to the termination of the Block AD-7 exploration project in Myanmar by POSCO International. In 2020, we recognized impairment loss on goodwill of Won 189 billion related to the recoverable amount of POSCO International, which are determined based on its value in use.

Operating Profit

Due to the factors described above, our operating profit decreased by 36.3%, or Won 1,168 billion, from Won 3,223 billion in 2019 to Won 2,054 billion in 2020. Our operating margin decreased from 5.0% in 2019 to 3.6% in 2020.

Share of Profit of Equity-Accounted Investees

Our share of profit of equity-accounted investees decreased by 51.3%, or Won 140 billion, from Won 274 billion in 2019 to Won 133 billion in 2020.

In 2019, we recognized a net gain for our proportionate share of equity-accounted investees of Won 274 billion primarily due to our share of gains of Won 158 billion of Roy Hill Holdings Pty Ltd, Won 64 billion of South-East Asia Gas Pipeline Company Ltd., Won 56 billion of KOBRASCO and Won 28 billion of SNNC Co., Ltd., the impact of which was partially offset by our share of loss of Won 58 billion of CSP – Compania Siderurgica do Pecem. See Note 11 to the Consolidated Financial Statements.

In 2020, we recognized a net gain for our proportionate share of equity-accounted investees of Won 133 billion primarily due to our share of gains of Won 235 billion of Roy Hill Holdings Pty Ltd., Won 46 billion of South-East Asia Gas Pipeline Company Ltd. and Won 37 billion of AES-VCM Mong Duong Power Company Limited, the impact of which was partially offset by our share of loss of Won 61 billion of CSP – Compania Siderurgica do Pecem and Won 40 billion of Eureka Loly LLC. See Note 11 to the Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Interest income	￦	352	￦	372	￦	20	5.6%
Dividend income		75		38		(37)	(49.2)
Gain on foreign currency transactions		825		1,148		323	39.2
Gain on foreign currency translations		206		574		368	178.8
Gain on derivatives transactions		196		352		156	79.7
Gain on valuations of derivatives		163		116		(48)	(29.3)
Gain on disposals of financial assets at fair value through profit or loss		9		16		7	82.4
Gain on valuations of financial assets at fair value through profit or loss		42		52		9	21.9
Others		3		10		7	189.1

Total finance income	￦	1,872	￦	2,677		805	43.0

Interest expenses	￦	756	￦	639		(117)	(15.5)
Loss on foreign currency transactions		747		1,068		321	43.0
Loss on foreign currency translations		319		425		106	33.2
Loss on derivatives transactions		228		410		182	79.7
Loss on valuations of derivatives		47		230		182	383.7
Loss on disposal of trade accounts and notes receivable		37		16		(21)	(57.2)
Loss on disposal of financial assets at fair value through profit or loss		3		6		3	87.6
Loss on valuations of financial assets at fair value through profit or loss		66		67		2	2.5
Others		39		32		(7)	(18.2)

Total finance costs	￦	2,242	￦	2,892		650	29.0

Our interest expense decreased by 15.5%, or Won 117 billion, from Won 756 billion in 2019 to Won 639 billion in 2020 primarily due to a general decrease in interest rates in Korea and abroad.

Our interest income increased by 5.6%, or Won 20 billion, from Won 352 billion in 2019 to Won 372 billion in 2020 primarily due to an increase in the average balance of interest-earning financial assets in 2020, which was partially offset by a general decrease in interest rates in Korea and abroad in 2020.

We recognized net loss on foreign currency translations of Won 113 billion in 2019 compared to a net gain on foreign currency translations of Won 149 billion in 2020 and our net gain on foreign currency transactions increased by 2.3%, or Won 2 billion, from Won 78 billion in 2019 to Won 80 billion in 2020, as the Won depreciated against the Dollar in 2019 but appreciated in 2020. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from Won 1,118.1 to US$1.00 as of December 31, 2018 to Won 1,157.8 to US$1.00 as of December 31, 2019, but appreciated to Won 1,088.0 to US$1.00 as of December 31, 2020. Against such fluctuations, we recognized a net gain on valuations of derivatives of Won 116 billion in 2019 compared to a net loss on valuations of derivatives of Won 114 billion in 2020, and our net loss on transactions of derivatives increased by 80.1%, or Won 26 billion, from Won 32 billion in 2019 to Won 58 billion in 2020.

Our dividend income decreased by 49.2%, or Won 37 billion, from Won 75 billion in 2019 to Won 38 billion in 2020 primarily due to a decrease in profitability of some of our equity-accounted investees that pay dividends.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes decreased by 36.9%, or Won 1,154 billion, from Won 3,127 billion in 2019 to Won 1,973 billion in 2020.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair value adjustments, elimination of inter-segment profits, income tax expense and basis difference, and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Steel Segment	￦	586	￦	712	￦	126	21.5%
Trading Segment		165		157		(8)	(5.0)
Construction Segment		28		150		122	439.9
Others Segment		545		294		(251)	(46.1)
Goodwill and corporate fair value adjustments		(80)		(75)		6	(6.9)
Elimination of inter-segment profits		739		550		(189)	(25.5)
Income tax expense		1,071		237		(834)	(77.9)
Basis difference adjustments (1)		73		(52)		(126)	N.A. (2)

Profit before income taxes	￦	3,127	￦	1,973		(1,154)	(36.9)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.A. means not available.

Income Tax Expense

Our income tax expense decreased by 79.4%, or Won 864 billion, from Won 1,088 billion in 2019 to Won 224 billion in 2020, primarily reflecting a decrease in profit before income tax described above. Our effective tax rate decreased from 34.8% in 2019 to 11.4% in 2020. In 2019, our effective tax rate was higher than the statutory rate primarily due to the effect of deductible temporary difference in our investments in subsidiaries, associates and joint ventures, for which no deferred tax assets were recognized. In 2020, our effective tax rate was lower than the statutory rate primarily due to income tax benefit from changes in our estimation on deductibility of temporary difference related to synthetic natural gas facilities and business combination of off-gas power station business. See Note 35 to the Consolidated Financial Statements.

Profit

Due to the factors described above, our profit decreased by 14.2%, or Won 290 billion, from Won 2,038 billion in 2019 to Won 1,748 billion in 2020.

Operating Results – 2018 Compared to 2019

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

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Our revenue decreased by 0.6%, or Won 369 billion, from Won 65,155 billion in 2018 to Won 64,786 billion in 2019 due to decreases in external revenues from the Steel Segment, the Others Segment and the Trading Segment, which were offset in part by an increase in revenue from the Construction Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 0.9%, or Won 280 billion, from Won 32,358 billion in 2018 to Won 32,078 billion in 2019 primarily due to a decrease in our sales volume of the steel products produced by us and directly sold to external customers (including miscellaneous steel products not included in any of our major product categories), which was partially offset by an increase in the average unit sales price per ton of the principal steel products produced by us and sold to external customers. The overall sales volume of the principal steel products produced by us and directly sold to external customers decreased by 3.2% from 31.4 million tons in 2018 to 30.4 million tons in 2019, while the weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers increased by 2.3% from Won 933,990 per ton in 2018 to Won 955,209 per ton in 2019. Such factors were principally attributable to the following:

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

Trading Segment. External revenue from the Trading Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 1.1%, or Won 251 billion, from Won 22,408 billion in 2018 to Won 22,157 billion in 2019 primarily due to decreases in POSCO International’s export trading sales of automobiles and machinery parts as well as steel and metal products, which was offset in part by an increase in revenue from the natural resources development activities of POSCO International.

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

Others Segment. The Others Segment primarily includes power generation, manufacturing of various industrial materials and information technology services. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 7.4%, or Won 256 billion, from Won 3,443 billion in 2018 to Won 3,187 billion in 2019, primarily due to decreases in revenue of POSCO Energy Corporation and revenue from information technology services, which were offset in part by an increase in revenue of POSCO Chemical Co., Ltd. from an increase in sales volume of anode and cathode materials.

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

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Our cost of sales increased by 2.3%, or Won 1,333 billion, from Won 57,129 billion in 2018 to Won 58,462 billion in 2019 due to increases in cost of sales of the Steel Segment and the Construction Segment, which were offset in part by decreases in cost of sales of the Trading Segment and the Others Segment. Specifically:

Steel Segment. The cost of sales of our Steel Segment, prior to consolidation, increased by 2.9%, or Won 1,265 billion, from Won 44,377 billion in 2018 to Won 45,642 billion in 2019 primarily due to an increase in the average prices in Won terms of certain raw materials used to manufacture our steel products, which was offset in part by a slight decrease in our sales volume of principal steel products produced by us and sold to external customers.

Trading Segment. The cost of sales of our Trading Segment, prior to consolidation, decreased by 2.3%, or Won 872 billion, from Won 37,202 billion in 2018 to Won 36,330 billion in 2019 primarily due to decreases in export and domestic trading activities of POSCO International, which were offset in part by an increase in its natural resources development activities.

Construction Segment. The cost of sales of our Construction Segment, prior to consolidation and basis difference adjustments, increased by 7.6%, or Won 504 billion, from Won 6,651 billion in 2018 to Won 7,155 billion in 2019, reflecting the progress of large-scale construction projects in Korea.

Others Segment. The cost of sales of our Others Segment, prior to consolidation, decreased by 5.0%, or Won 279 billion, from Won 5,603 billion in 2018 to Won 5,324 billion in 2019 primarily due to a decrease in the cost of sales of POSCO Energy Corporation.

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

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

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

Steel Segment. The gross profit of our Steel Segment, prior to consolidation, decreased by 31.1%, or Won 1,878 billion, from Won 6,044 billion in 2018 to Won 4,166 billion in 2019 primarily due to an increase in the average prices in Won terms of certain raw materials used to manufacture our finished steel products that outpaced an increase in the average unit sales price per ton of the principal steel products produced by us and sold to external and internal customers during the period. In particular, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$69 in 2018 and US$93 in 2019. The gross margin of our Steel Segment decreased from 12.0% in 2018 to 8.4% in 2019.

Trading Segment. The gross profit of our Trading Segment, prior to consolidation, increased by 16.0%, or Won 178 billion, from Won 1,117 billion in 2018 to Won 1,295 billion in 2019 primarily due to an increase in gross profit from POSCO International’s natural resources development activities. The gross margin of our Trading Segment increased from 2.9% in 2018 to 3.4% in 2019.

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

Others Segment. The gross profit of our Others Segment, prior to consolidation, increased by 10.7%, or Won 64 billion, from Won 595 billion in 2018 to Won 659 billion in 2019 primarily due to an increase in the gross profit of POSCO Chemical Co., Ltd. The gross margin of our Others Segment improved from 9.6% in 2018 to 11.0% in 2019.

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

•

Our rental expenses decreased by 42.6%, or Won 30 billion, from Won 70 billion in 2018 to Won 40 billion in 2019 primarily due to the adoption of IFRS No. 16 in 2019 which has impacted rental expenses of POSCO E&C and POSCO International. See Note 3 to the Consolidated Financial Statements.

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

which we recognized depreciation expenses related to our right-of-use assets. See Note 3 to the Consolidated Financial Statements.

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

The following table presents a breakdown of our other operating income and changes therein for 2018 and 2019.

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	27	￦	37	￦	10	37.9%
Gain on disposal of investments in subsidiaries, associates and joint ventures		45		28		(17)	(38.5)
Gain on disposal of property, plant and equipment		53		49		(4)	(7.1)
Gain on disposal of intangible assets		117		2		(115)	(98.4)
Gain on valuation of firm commitment		39		60		21	54.3
Gain on valuation of emission rights		—		25		25	N.A. (1)
Gain on disposal of emission rights		—		11		11	N.A. (1)
Reversal of other provisions		4		37		33	926.8
Others		238		201		(37)	(15.6)

Total other operating income	￦	524	￦	451		(73)	(13.9)

(1)	N.A. means not applicable.

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

Our other operating expenses decreased by 45.9%, or Won 924 billion, from Won 2,014 billion in the 2018 to Won 1,090 billion in 2019, primarily due to decreases in impairment loss on property, plant and equipment and impairment loss on intangible assets. Such factors were principally attributable to the following:

•

Our impairment loss on property, plant and equipment decreased by 55.9%, or Won 562 billion, from Won 1,005 billion in 2018 to Won 443 billion in 2019. In 2018, we recognized impairment loss of Won 810 billion related to the discontinuation of our synthetic natural gas production facility in Gwangyang Works. In 2019, we recognized impairment loss of Won 205 billion incurred by POSCO VINA, Won 74 billion related to the discontinued operation of a ferro silicon facility in Pohang Works and Won 70 billion related to the discontinued operation of a compact endless cast-rolling mill in Gwangyang Works.

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

In 2019, we recognized a net gain for our proportionate share of equity-accounted investees of Won 274 billion primarily due to our share of gains of Won 158 billion of Roy Hill Holdings Pty Ltd, Won 64 billion of South-East Asia Gas Pipeline Company Ltd., Won 56 billion of KOBRASCO and Won 28 billion of SNNC Co., Ltd., which were offset in part by our share of loss of Won 58 billion of CSP – Compania Siderurgica do Pecem. See Note 11 to the Consolidated Financial Statements.

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

					Changes
	For the Year Ended December 31,				2018 versus 2019
	2018		2019		Amount		%
	(In billions of Won)
Steel Segment	￦	1,268	￦	586	￦	(682)	(53.8)%
Trading Segment		49		165		116	235.6
Construction Segment		0		28		28	N.M. (2)
Others Segment		14		545		531	3,904.7
Goodwill and corporate fair value adjustments		(78)		(80)		(2)	3.2
Elimination of inter-segment profit or loss		638		739		100	15.7
Income tax expense		1,671		1,071		(600)	(35.9)
Basis difference adjustments (1)		53		73		20	37.7

Profit before income taxes	￦	3,616	￦	3,127		(489)	(13.5)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.M. means not meaningful.

Income Tax Expense

Our income tax expense decreased by 35.4%, or Won 595 billion, from Won 1,684 billion in 2018 to Won 1,088 billion in 2019, primarily reflecting a decrease in profit before income tax described above. Our effective tax rate decreased from 46.6% in 2018 to 34.8% in 2019. In 2018, our effective tax rate was higher than the statutory rate of 27.5% primarily due to adjustments related to (i) non-deductible impairment loss related to a synthetic natural gas production facility in Gwangyang Works and (ii) a tax audit. In 2019, our effective tax rate was higher than the statutory rate primarily due to the effect of deductible temporary difference in our investments in subsidiaries, associates and joint ventures, for which no deferred tax assets were recognized. See Note 35 to the Consolidated Financial Statements.

Profit

Due to the factors described above, our profit increased by 5.5%, or Won 106 billion, from Won 1,932 billion in 2018 to Won 2,038 billion in 2019.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	(In billions of Won)
Net cash provided by operating activities	￦	5,870	￦	6,005	￦	8,686
Net cash used in investing activities		(2,648)		(3,683)		(6,259)
Net cash used in financing activities		(3,195)		(1,512)		(1,091)
Effect of exchange rate fluctuation on cash held		5		62		(95)
Cash and cash equivalents at beginning of the period		2,613		2,644		3,515
Cash and cash equivalents at end of the period		2,644		3,515		4,756
Net increase in cash and cash equivalents		31		871		1,240

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we also use cash for repurchases of our shares.

Net cash used in investing activities was Won 2,648 billion in 2018, Won 3,683 billion in 2019 and Won 6,259 billion in 2020. Our cash outflows for acquisition of property, plant and equipment were Won 2,136 billion in 2018, Won 2,519 billion in 2019 and Won 3,154 billion in 2020. We currently expect our cash outflows for acquisition of property, plant and equipment in 2021 to be comparable to those in 2020, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term financial instruments of Won 1,068 billion in 2018, Won 647 billion in 2019 and Won 2,807 billion in 2020.

In our financing activities, we used cash of Won 3,136 billion in 2018, Won 3,747 billion in 2019 and Won 3,644 billion in 2020 for repayments of borrowings. We paid dividends on common stock in the amount of Won 724 billion in 2018, Won 946 billion in 2019 and Won 659 billion in 2020. In April 2020, we entered into a trust contract to engage in repurchases of our shares until April 2021 for up to Won 1.0 trillion, and we used cash of Won 883 billion in 2020 for acquisition of treasury shares. The trust contract was terminated in April 2021, and we used cash of Won 117 billion in the first quarter of 2021 for acquisition of treasury shares prior to such termination.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38(b) to the Consolidated Financial Statements. The following table sets forth the amount of long-term debt and lease obligations as of December 31, 2020.

	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(In billions of Won)
Long-term debt obligations (a)	￦	15,329	￦	3,472	￦	7,302	￦	3,372	￦	1,183
Interest payments on long-term debt (b)		1,020		410		424		124		62
Lease obligations		739		244		223		101		171
Purchase obligations (c)		23,602		10,707		8,233		3,136		1,526
Long-term shipping service contract		17,191		1,907		3,637		3,458		8,189
Accrued severance benefits (d)		2,958		245		465		396		1,852

Total	￦	60,839	￦	16,985	￦	20,284	￦	10,587	￦	12,983

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)

As of December 31, 2020, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2020 in calculating the interest payments on long-term debt for the periods indicated.

(c)

Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2020, 57 million tons of iron ore and 10 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling. We used the market price and exchange rate in effect as of December 31, 2020 in calculating the iron ore, coal and LNG purchase obligations described above for the periods indicated.

(d)

Represents, as of December 31, 2020, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.

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

Our net cash provided by operating activities increased by 2.3%, or Won 135 billion, from Won 5,870 billion in 2018 to Won 6,005 billion in 2019. Our gross cash flow from sales activities decreased as discussed above. However, we recorded cash outflow related to the buildup of inventories in 2018 compared to cash inflow related to more efficient management of inventories in 2019, which in turn positively impacted our net cash provided by operating activities. On the other hand, we recorded cash inflow related to our management of trade accounts and notes payable in 2018 compared to cash outflow in 2019, which in turn negatively impacted our net cash provided by operating activities. In addition, cash outflows related to income taxes paid increased from Won 1,140 billion in 2018 to Won 1,513 billion in 2019.

Our net cash provided by operating activities increased by 44.7%, or Won 2,681 billion, from Won 6,005 billion in 2019 to Won 8,686 billion in 2020. Our gross cash flow from our sales activities decreased as discussed above. However, we recorded cash outflow related to our management of trade accounts and notes payable in 2019 compared to cash inflow related to more efficient management of trade accounts and notes payable in 2020, which in turn positively impacted our net cash provided by operating activities. In addition, cash outflows related to income taxes paid decreased from Won 1,513 billion in 2019 to Won 651 billion in 2020. Our cash inflow related to trade accounts and notes receivable also increased from 2019 to 2020 due to our more efficient management of trade accounts and notes receivable, which in turn positively impacted our net cash provided by operating activities.

We had net repayments of borrowings, after adjusting for proceeds from borrowings, of Won 374 billion in 2018 and net proceeds from borrowings, after adjusting for repayments of borrowings, of Won 1,900 billion in 2019 and Won 766 billion in 2020. We had net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 855 billion in 2018 and Won 2,195 billion in 2019 and net proceeds from short-term borrowings, after adjusting for repayment of short-term borrowings, of Won 36 billion in 2020. Long-term borrowings, excluding current installments, were Won 9,920 billion as of December 31, 2018, Won 11,893 billion as of December 31, 2019 and Won 11,820 billion as of December 31, 2020. Total short-term borrowings and current installments of long-term borrowings were Won 10,290 billion as of December 31, 2018, Won 8,548 billion as of December 31, 2019 and Won 8,678 billion as of December 31, 2020. Outstanding hybrid bonds were Won 199 billion as of December 31, 2018, 2019 and 2020. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount with our total equity, was 37.64% as of December 31, 2018, 35.42% as of December 31, 2019 and 33.02% as of December 31, 2020.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 14,721 billion as of December 31, 2018, Won 18,593 billion as of December 31, 2019 and Won 19,193 billion as of December 31, 2020. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 2,644 billion as of December 31, 2018, Won 3,515 billion as of December 31, 2019 and Won 4,755 billion as of December 31, 2020. See Notes 5 and 10 to the Consolidated Financial Statements. Our holding of other receivables and other short-term financial assets were Won 9,467 billion as of December 31, 2018, Won 10,578 billion as of December 31, 2019 and Won 13,203 billion as of December 31, 2020. As of December 31, 2020, approximately 12% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 2,088 billion as of December 31, 2020, Won 1,029 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Cash used for acquisitions of property, plant and equipment was Won 2,136 billion in 2018, Won 2,519 billion in 2019 and Won 3,154 billion in 2020. We currently expect our cash outflows for acquisition of property, plant and equipment in 2021 to be comparable to those in 2020, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products, improvements in the efficiency of older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel businesses. The following table sets out the major items of our capital expenditures as of December 31, 2020:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2020
		(In billions of Won)
Construction of by-product gas plant and no. 6 cokes plant at Pohang Works	December 2023	￦	1,479	￦	1,023
Repair of furnace no. 4 at Gwangyang Works and rationalization of furnace no. 3 and no. 4 at Pohang Works	May 2024		1,195		674
Construction of cathode materials production facilities at Gwangyang Works	November 2021		290		282

Item 5.C. Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2020, POSCO Technical Research Laboratories employed 912 personnel, including 509 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.

Our research and development program has filed approximately 45,200 industrial rights applications relating to steel-making technology, approximately 12,500 of which were registered as of December 31, 2020, and has successfully applied many of these to the improvement of our manufacturing process.

Item 5.D. Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E. Off-balance Sheet Arrangements

As of December 31, 2019 and 2020, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Our board of directors maintains the following five special committees:

•	the Environmental, Social and Governance (“ESG”) Committee;

•	the Director Candidate Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance Committee;

•	the Executive Management Committee; and

•	the Audit Committee.

Our board committees are described in greater detail below under “— Item 6.C. Board Practices.”

Under the Commercial Code and our articles of incorporation, one Chairman should be elected among the Outside Directors and several Representative Directors may be elected among the Inside Directors by our board of directors’ resolution.

Inside Directors

As of March 31, 2021, our Inside Directors are as follows:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Choi, Jeong-Woo	Chief Executive Officer and Representative Director	—	2	63	March 2024
Kim, Hag-Dong	President and Representative Director	Head of Steel Business Unit	2	61	March 2022
Chon, Jung-Son	Senior Executive Vice President and Representative Director	Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division	3	58	March 2022
Jeong, Tak	Senior Executive Vice President	Head of Marketing Division	2	61	March 2022
Chung, Chang-Hwa	Senior Executive Vice President	Head of Management Support Division	—	59	March 2022

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA.

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Chang, Seung-Wha	Chairman	Professor of Law, Seoul National University	4	57	March 2023
Kim, Shin-Bae	Director	Former Vice Chairman, SK Group	4	66	March 2022
Chung, Moon-Ki	Director	Professor of Accounting, Sungkyunkwan University	4	61	March 2022
Kim, Sung-Jin	Director	Former Minister, Ministry of Oceans and Fisheries	3	71	March 2024
Pahk, Heui-Jae	Director	Professor of Mechanical & Aerospace Engineering, Seoul National University	2	59	March 2022
Yoo, Young-Sook	Director	Principal Research Scientist, Korea Institute of Science and Technology (KIST)	—	65	March 2024
Kwon, Tae-Kyun	Director	Former Ambassador, Korea to the United Arab Emirates	—	65	March 2024

The term of office of the Director elected in March 2021 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of March 19, 2021:

Name	Position	Responsibility and Division	Age

Oh, Gyu-Seok	Executive Officer	Head of New Growth Business Unit	58

Yoo, Byeong-Og	Executive Officer	Head of Industrial Gasses & Hydrogen Business Unit	58

Kim, Kwang-Soo	Executive Officer	Head of Logistics Business Unit	61

Lee, Si-Woo	Executive Officer	Head of Safety & Environmental Division	60

Lee, Ju-Tae	Executive Officer	Head of Purchasing and Investment Division	57

Nam, Soo-Hi	Executive Officer	Head of Pohang Works	61

Kim, Jhi-Yong	Executive Officer	Head of Gwangyang Works	59

Lee, Duk-Lak	Executive Officer	Head of Technical Research Laboratories	60

Yang, Weon-Jun	Executive Officer	Head of Corporate Citizenship Office	55

Kim, Sung-Jin	Executive Officer	Head of Corporate Audit Office	55

Kim, Yong-Soo	Executive Officer	Head of Human Resources Management Office	55

Cho, Ju-Ik	Executive Officer	Head of Hydrogen Business Office	55

Kang, Sung-Wook	Executive Officer	Head of Logistics Business Office II	55

Jeong, Dae-Hyung	Executive Officer	Head of Corporate Strategy Office	52

Kim, Seung-Jun	Executive Officer	Head of Investment Strategy Office	53

Lee, Kyung-Sub	Executive Officer	Head of Business Innovation Office	55

Chung, Kyung-Jin	Executive Officer	Head of Finance Office	55

Kim, Won-Hee	Executive Officer	Head of Global Infra Business Management Office	55

Eom, Gi-Chen	Executive Officer	Head of Steel Business Planning & Coordination Office	55

Name	Position	Responsibility and Division	Age

Kim, Kyeong-Chan	Executive Officer	Head of Steel Business Planning & Coordination Group	51

Kim, Soon-Ki	Executive Officer	Head of Labor and Cooperation Office	56

Kim, Dong-Hee	Executive Officer	Head of Labor Planning Group	54

Kim, Sang-Baeg	Executive Officer	Head of Safety & Health Planning Office	55

Park, Hyeon	Executive Officer	Head of Environmental Planning Office	54

Kim, Young-Joong	Executive Officer	Head of Marketing Strategy Office	56

Kim, Kyung-Han	Executive Officer	Head of International Trade Affairs Office	55

Park, Nam-Sik	Executive Officer	Head of Sales and Production Coordination Office	53

Yang, Keun-Sik	Executive Officer	Head of Global Quality and Service Management Office	57

Kim, Dae-Up	Executive Officer	Head of Hot Rolled & Wire Rod Marketing Office	56

Kim, Sang-Gyun	Executive Officer	Head of Construction Steel Materials Marketing Office	57

Kim, Sang-Chul	Executive Officer	Head of Energy and Shipbuilding Materials Marketing Office	53

Song, Yong-Sam	Executive Officer	Head of Automotive Materials Marketing Office	58

Yoon, Chang-Woo	Executive Officer	Head of Electrical and Electronic Materials Marketing Office	56

Choi, Kyu-Seo	Executive Officer	Head of Stainless Steel Marketing Office	56

Choun, Si-Youl	Executive Officer	Head of Steel Production & Technology Strategy Office	55

Kim, Hee	Executive Officer	Head of Steel Production & Technology Planning Group	53

Lee, Baek	Executive Officer	Head of Iron & Steelmaking Production and Technology Group	56

Youn, Young-Hee	Executive Officer	Deputy Head of Pohang Works (Safety and Environment)	58

Han, Hyung-Chul	Executive Officer	Deputy Head of Pohang Works (Administration)	57

Choi, Yong-Jun	Executive Officer	Deputy Head of Pohang Works (Process & Quality)	56

Hur, Chun-Yeol	Executive Officer	Head of Pohang Works Quality Technology Department	55

Kim, Jin-Bo	Executive Officer	Deputy Head of Pohang Works (Iron and Steel Making)	55

Hwang, Guy-Sam	Executive Officer	Deputy Head of Pohang Works (Hot and Cold Rolling)	56

Lee, Ju-Hyeob	Executive Officer	Deputy Head of Pohang Works (Stainless Steel Production)	56

Lee, Chan-Gi	Executive Officer	Deputy Head of Pohang Works (Maintenance)	57

Cho, Yeong-Bong	Executive Officer	Deputy Head of Gwangyang Works (Safety and Environment)	55

Lee, Cheol-Ho	Executive Officer	Deputy Head of Gwangyang Works (Administration)	55

Kim, Seoung-Jun	Executive Officer	Deputy Head of Gwangyang Works (Process & Quality)	55

Lee, Dong-Ryeol	Executive Officer	Deputy Head of Gwangyang Works (Iron and Steel Making)	56

Lee, Jean-Su	Executive Officer	Deputy Head of Gwangyang Works (Hot and Cold Rolling)	58

Jung, Bum-Su	Executive Officer	Deputy Head of Gwangyang Works (Maintenance)	56

Kim, Ki-Soo	Executive Officer	Head of Process and Engineering Research Lab	55

Ahn, Sang-Bog	Executive Officer	Head of Steel Product Research Lab	59

Kim, Gyo-Sung	Executive Officer	Head of Automotive Steel Research Lab	59

Choo, Se-Don	Executive Officer	Head of Steel Solution Research Lab	59

Choi, Jong-Kyo	Executive Officer	Leader of High Manganese Steel Solutions TF Team	60

Suh, Ji-Won	Executive Officer	Head of Raw Materials Office I	53

Yoon, Sung-Won	Executive Officer	Head of Raw Materials Office II	55

Kim, Tae-Eok	Executive Officer	Head of Plant, Equipment and Materials Procurement Office	55

Lee, Cheol-Mu	Executive Officer	Head of Investment Planning & Engineering Office	57

Chung, Seok-Mo	Executive Officer	Head of LiB Materials Business Office	54

Park, Sung-Jin	Executive Officer	Head of Industry-Academy-Research Cooperation Office	52

Yang, Byeong-Ho	Executive Officer	Head of Human Resources and Corporate Culture Office	54

Name	Position	Responsibility and Division	Age

Park, Jin-Woo	Executive Officer	Head of Communication Office	54

Jung, Duk-Kyoon	Executive Officer	Head of Information Planning Office	57

Lee, Sung-Wook	Executive Officer	Head of Legal Affairs Office	56

Song, Won-Gun	Executive Officer	Head of Business & Administration Support Office	55

Kim, Kwang-Moo	Executive Officer	President, PT Krakatau POSCO Co., Ltd.	56

Lee, Sang-Ho	Executive Officer	Head of Production Division, PT Krakatau POSCO Co., Ltd.	56

Ha, Dae-Ryong	Executive Officer	Head of POSCO-Europe (Europe Office)	57

Item 6.B. Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2020, the aggregate compensation paid and accrued to all Directors and executive officers was approximately Won 48 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 8 billion.

Among those who received total annual compensation exceeding Won 500 million in 2020, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2020	Long-term Incentive Compensation for Payment Subsequent to 2020
		(In millions of Won)

Choi, Jeong-Woo	Chief Executive Officer and Representative Director	1,927	333

Chang, In-Hwa	President and Representative Director	1,469	435

Choi, Joo	Former Senior Executive Vice President	1,160	259

Chon, Jung-Son	Senior Executive Vice President	1,129	265

Han, Sung-Hee	Former Senior Executive Vice President	1,087	273

Item 6.C. Board	Practices

ESG Committee

The ESG Committee is composed of three Outside Directors, Kim, Shin-Bae, Chang, Seung-Wha, Yoo, Young-Sook, and one Inside Director, Kim, Hag-Dong. The ESG Committee oversees decisions with respect to our ESG policies, including policies related to environment, climate change, low carbon and governance. It also reviews operational matters of our board of directors and special committees, reviews plans related to safety and health, and manages and monitors ESG activities.

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Chung, Moon-Ki, Kim, Sung-Jin, Kwon, Tae-Kyun, and one Inside Director, Jeong, Tak. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Pahk, Heui-Jae, Chung, Moon-Ki, Kim, Sung-Jin, Yoo, Young-Sook. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance Committee

The Finance Committee is composed of three Outside Directors, Kwon, Tae-Kyun, Chang, Seung-Wha, Kim, Shin-Bae and one Inside Director, Chon, Jung-Son. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Executive Management Committee

The Executive Management Committee is composed of five Inside Directors, Choi, Jeong-Woo, Kim, Hag-Dong, Chon, Jung-Son, Jeong, Tak and Chung, Chang-Hwa. This committee oversees decisions with respect to our operational and management matters, including review of management’s proposals of new strategic initiatives, as well as deliberation over critical internal matters related to organization structure and development of personnel.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Kim, Sung-Jin, Chung, Moon-Ki and Pahk, Heui-Jae.

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

Item 6.D. Employees

As of December 31, 2020, we had 35,393 employees, including 17,530 persons employed by our subsidiaries. Of the total number of employees, approximately 85% are technicians and skilled laborers and 15% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 35,261 employees, including 17,758 persons employed by our subsidiaries, as of December 31, 2019, and 33,784 employees, including 16,634 persons employed by our subsidiaries, as of December 31, 2018.

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

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. See Note 21 to the Consolidated Financial Statements. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance and cultural and athletic facilities.

As of December 31, 2020, our employees owned, through our employee stock ownership association, approximately 1.68% of our common stock in their employee accounts.

Item 6.E. Share	Ownership

The persons who are currently our Directors or executive officers held, as a group, 29,236 common shares as of December 31, 2020, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Choi, Jeong-Woo	1,526
Kim, Hag-Dong	1,460
Chang, In-Hwa	1,389
Kim, Soon-Ki	1,332
Jeong, Tak	1,299
Chon, Jung-Son	1,262
Yoo, Byeong-Og	1,149
Kim, Jhi-Yong	1,091
Kim, Gyo-Sung	1,041
Nam, Soo-Hi	987
Lee, Si-Woo	905

Name	Number of Common Shares
Lee, Duk-Lak	774
Lee, Chan-Gi	737
Chung, Chang-Hwa	650
Lee, Jean-Su	648
Lee, Ju-Tae	623
Yang, Weon Jun	576
Park, Hyeon	523
Jung, Bum-Su	511
Kim, Dong-Hee	510
Choo, Se-Don	505
Oh, Gyu-Seok	500
Lee, Ju-Hyeob	500
Kim, Dae-Up	455
Kim-Hee	433
Ahn, Sang-Bog	420
Kim, Sung-Jin	400
Kim, Ki-Soo	400
Kim, Sang-Gyun	380
Lee, Cheol-Mu	378
Kim, Tae-Eok	373
Kim, Young-Joong	350
Choi, Yong-Jun	344
Choi, Jong-Kyo	324
Ha, Dae-Ryong	300
Chung, Kyung-Jin	294
Kim, Kwang-Moo	273
Choun, Si-Youl	264
Song, Young-Sam	260
Park, Nam-Sik	244
Yang, Keun-Sik	208
Cho, Ju-Ik	200
Lee, Kyung-Sub	200
Kim, Kyung-Han	200
Kim, Sang-Chul	200
Chung, Seok-Mo	200
Pakr, Sung-Jin	200
Lee, Sung-Wook	200
Hwang, Guy-Sam	173
Eom, Gi-Chen	170
Jeong, Dae-Hyung	130
Yang, Byeong-Ho	122
Kim, Won-Hee	120
Kang, Sung-Wook	104
Kim, Kwang-Soo	103
Yoon, Chang-Woo	100
Lee, Dong-Ryeol	100
Yoon, Sung-Won	50
Kim, Yong-Soo	42
Han, Hyung-Chul	18
Lee, Sang-Ho	4
Kim, Jin-Bo	2

Total	29,236

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2020.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	10,247,183	11.75
BlackRock Fund Advisors(1) (2) (3)	4,555,963	5.23
Nippon Steel Corporation(1)	2,894,712	3.32
Samsung Group and subsidiaries(2)	1,817,635	2.08
GIC Private Limited	1,718,369	1.97
Others	65,952,973	75.65

Total issued shares of common stock	87,186,835	100.00%

(1)	Includes ADRs.
(2)	Includes shares held by subsidiaries and others.
(3)	The number of shares owned by the shareholder is based on the status report of large-scale shareholders filed with the Korea Exchange.

As of December 31, 2020, there were 6,463,452 shares of common stock outstanding in the form of ADRs, representing 7.41% of the total issued shares of common stock.

Item 7.B. Related	Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 to the Consolidated Financial Statements.

As of December 31, 2018, 2019 and 2020, we had no loans outstanding to our executive officers and Directors.

Item 7.C. Interests	of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-137.

Legal Proceedings

Trade Remedy Proceedings

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

Antitrust Proceedings

In 2013, the Korea Fair Trade Commission imposed a total fine of Won 108.6 billion on us and POSCO Coated & Color Steel Co., Ltd., our consolidated subsidiary, as well as two corrective orders on us for alleged antitrust violations in Korea relating to galvanized steel sheets and color sheets. Subsequent to paying such fines, we and POSCO Coated & Color Steel each filed for judicial review of such fines in the Seoul High Court in February 2013. In July 2015, the Seoul High Court ruled in our favor for the Won 89.3 billion fine imposed on us, which was subsequently appealed by the Korea Fair Trade Commission to the Supreme Court of Korea. In October 2016, the Supreme Court of Korea vacated the Seoul High Court’s ruling and remanded the proceeding in October 2016. In February 2019, the Seoul High Court revoked the fine and one of the two corrective orders initially imposed on us, which was subsequently appealed by both us and the Korea Fair Trade Commission. In July 2019, the Supreme Court of Korea dismissed the appeal, and the Korea Fair Trade Commission imposed the recalculated fine of Won 74.4 billion on us. We filed for judicial review of such recalculated fine in the Seoul High Court in September 2020 and intend to continue to vigorously defend against such administrative action if necessary. In January 2016, the Seoul High Court ruled against POSCO Coated & Color Steel with respect to the fine of Won 19.3 billion imposed against it. POSCO Coated & Color Steel appealed with respect to Won 3.0 billion of such fine, which it lost in November 2016.

Loans to Daewoo Motors India Guaranteed by Predecessor of POSCO International

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

Legal Proceedings Related to the Songdo Project

In March 2019, affiliates of Gale Investments Company, LLC, a former joint venture partner of POSCO E&C in the urban planning and development project in Songdo International City in Incheon (the “Songdo Project”), filed a claim in the United States District Court for the Southern District of New York and filed a request for arbitration pursuant to the rules of the International Court of Arbitration of the International Chamber of Commerce (“ICA”) against POSCO E&C, claiming POSCO E&C wrongfully seized and sold certain properties of the claimants. In December 2013, POSCO E&C and one of the claimants entered into a series of loan facility agreements with several lenders to finance the Songdo Project, with their respective stakes in the joint venture pledged as collateral. The loan facility agreements entitled POSCO E&C to certain subrogation rights related to guaranteeing the obligations of the claimant to repay the principal amounts of the loans. In 2017, upon default of certain series of the loans, POSCO E&C exercised such subrogation rights, claimed the pledged assets of the claimant and sold such assets. The claimants are seeking damages of approximately Won 2,400 billion allegedly resulting from POSCO E&C’s purported wrongful seizure and sale of such properties as well as alleged overcharges made by POSCO E&C while serving as the construction contractor for the Songdo Project. While the claim in the United States District Court for the Southern District of New York was dismissed in November 2020, POSCO E&C believes that its actions were legally permissible and plans to vigorously defend against the claims made by the claimants in the ICA proceeding.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends starting in the second half of 2016), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2020. Of these shares and as of such date, 76,015,472 shares were outstanding and 11,171,363 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2016	5,750	2,250	8,000
2017	3,500	4,500	8,000
2018	5,000	5,000	10,000
2019	4,000	6,000	10,000
2020	3,500	4,500	8,000

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

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2020, 25,853,808 ADSs representing 6,463,452 common shares were outstanding, representing 7.41% of total issued shares of common stock.

Item 9.B. Plan of Distribution

Not applicable

Item 9.C. Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D. Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F. Expenses	of the Issuer

Not applicable

Item 10. Additional	Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2020, 87,186,835 Common Shares were issued, of which 11,171,363 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2020, our employees owned, through our employee stock ownership association, approximately 1.68% of our common stock in their employee accounts.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.43% of the sales price (or 0.45% of the sales price if such shares were sold before January 1, 2021). In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.23% of the sales price of such shares (0.25% of the sales price if such shares were sold before January 1, 2021) (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.43% of the sales price of such shares (or 0.45% of the sales price if such shares were sold before January 1, 2021) if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if (i) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (ii) the sale of the shares takes place on such exchange.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (i) between 10% to 40% of the tax amount due, depending on the nature of the improper reporting, and (ii) 9.125% per annum on the tax amount due for the default period.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	at least 50 percent of the quarterly average value of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common stock or ADSs. Accordingly, it is possible that we could become a PFIC in the current or a future year.

If we are classified as a PFIC in any taxable year during which you hold our common stock or ADSs, you could be subject to a special tax at ordinary income rates on “excess distributions,”

including certain distributions by us and gain that you recognize on the sale of your common stock or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you held the common stock or ADSs. Classification as a PFIC may also have other adverse consequences, including, in the case of individuals, the denial of a step-up in the basis of your common stock or ADSs at death. Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2020 taxable year and that we will not become a PFIC in the current or any future year.

You should consult your own tax advisers as to our status as a PFIC and the tax consequences to you of such status.

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

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 or 2020 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net gain on valuation of derivatives of Won 56 billion and net gain on derivatives transactions of Won 39 billion in 2018 and net gain on valuation of derivatives of Won 116 billion and net loss on derivatives transactions of Won 32 billion in 2019 and net loss on valuation of derivatives of Won 114 billion and net loss on derivatives transactions of Won 58 billion in 2020.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2018				2019				2020
	Increase		Decrease		Increase		Decrease		Increase		Decrease
	(In billions of Won)
US Dollars	￦	(204)	￦	204	￦	(174)	￦	174	￦	(244)	￦	244
Japanese Yen		(29)		29		(17)		17		(53)		53
Euro		15		(15)		41		(41)		(48)		48

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

	For the Years Ended December 31,
	2018		2019		2020
	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	85	￦	79	￦	66

A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2020 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2020		December 31, 2019
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value	Total	Fair Value
	(In billions of Won except rates)
Local currency:
Fixed rate	1,512	1,991	1,347	768	329	741	6,688	6,679	6,562	6,475
Average weighted rate (1)	3.05%	1.87%	2.35%	1.86%	2.06%	2.00%	2.25%		1.55%
Variable rate	282	163	183	0	0	43	671	671	370	369
Average weighted rate (1)	2.66%	1.43%	2.07%	0.00%	0.00%	1.64%	2.14%		2.93%

Sub-total	1,794	2,154	1,530	768	329	784	7,359	7,350	6,932	6,844

Foreign currency, principally Dollars and Yen:
Fixed rate	3,511	656	1,427	1,223	474	222	7,513	7,472	6,070	5,990
Average weighted rate (1)	2.68%	2.17%	2.84%	1.53%	2.52%	4.00%	2.49%		3.41%
Variable rate	3,355	422	593	0	959	294	5,623	5,622	7,441	7,439
Average weighted rate (1)	1.40%	1.60%	1.66%	0.00%	2.97%	2.10%	1.75%		4.03%

Sub-total	6,866	1,078	2,020	1,223	1,433	516	13,136	13,094	13,511	13,429

Total	8,660	3,232	3,550	1,991	1,762	1,300	20,495	20,444	20,443	20,273

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2020, we received approximately $1.3 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a.    Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

c.    Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG”), on the effectiveness of our internal control over financial reporting as of December 31, 2020 is included in Item 18 of this Form 20-F.

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

Item 16.C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG, in 2019 and 2020:

	For the Year Ended December 31,
	2019		2020
	(In millions of Won)
Audit fees	￦	7,448	￦	7,712
Audit-related fees		422		—
Tax fees		1,002		1,037
Other fees		971		1,236

Total fees	￦	9,843	￦	9,985

Audit fees in 2019 and 2020 as set forth in the above table are the aggregate fees billed or expected to be billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2019 as set forth in the above table are fees billed by KPMG for issuing comfort letters in connection with our securities offering.

Tax fees in 2019 and 2020 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

Other fees in 2019 and 2020 as set forth in the above table are fees billed by KPMG in connection with statutory audits unrelated to the audit of our annual financial statements.

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

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2020:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	165,048	172,587	190,000	24,952
June 1 to June 30	193,905	187,401	220,000	26,095
July 1 to July 31	323,472	189,963	440,000	116,528
August 1 to August 31	314,443	198,005	400,000	85,557
September 1 to September 30	743,013	189,963	770,000	26,987
October 1 to October 31	843,076	208,834	930,000	86,924
November 1 to November 30	927,508	235,369	1,100,000	172,492
December 1 to December 31	589,704	269,921	1,120,000	530,296

Total	4,100,169	215,410	5,170,000	1,069,831

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

POSCO:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Adoption of New Accounting Standards

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2019, the Company has changed its methods of accounting for lease due to the adoption of IFRS No. 16, Leases.

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

(a)	Assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation cash generating unit

As discussed in Notes 3 and 15(c) to the consolidated financial statements, goodwill amounted to ￦903,893 million as of December 31, 2020, of which ￦762,816 million related to the cash generating unit (“CGU”) of POSCO INTERNATIONAL Corporation. The Company performs goodwill impairment testing on an annual basis irrespective of whether there is any indication of impairment and whenever there is an indication that the CGU may be impaired. Recoverable amount of POSCO INTERNATIONAL Corporation was determined based on value-in-use.

We identified the assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation CGU as a critical audit matter. A high degree of challenging, subjective and complex auditor judgment was involved in evaluating the Company’s estimate of the recoverable amount of POSCO INTERNATIONAL Corporation CGU. Specifically, estimated sales, discount rate and terminal growth rate were challenging to test as minor changes in those assumptions would have a significant effect on the Company’s assessment of the carrying value of the goodwill.

The following are the primary procedures we performed to address this critical matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment analysis. This included controls related to the development of the estimated sales, discount rate and terminal growth rate assumptions.

We evaluated the estimated sales by comparing the growth assumptions to the latest financial budgets approved by the board of directors, historical performance and industry reports. We compared the estimated sales prepared in prior year with the current year’s actual results to assess the Company’s ability to accurately forecast. We compared the terminal growth rate with available public data from external economic research institutions. We performed sensitivity analysis over estimated sales, discount rate and terminal growth rate to assess the impact of changes in these assumptions on the Company’s goodwill impairment assessment. We involved valuation professionals with specialized skill and knowledge, who assisted in evaluating the discount rate by comparing it against a discount rate that was independently developed using available market data for comparable entities.

(b)	Estimated total contract costs at completion for construction contract revenue recognition related to POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As discussed in Notes 3, 28 and 29 to the consolidated financial statements, the Company reported revenue of ￦6,108,136 million from construction contracts for the year ended December 31, 2020, for which revenue is recognized over time. Such revenue amount included revenue related to POSCO ENGINEERING & CONSTRUCTION CO., LTD, a subsidiary of the Company. When contract revenue and contract cost can be reliably estimated, the Company recognizes contract revenue over time based on the percentage of completion. The percentage of completion is determined based on the proportion of contract costs incurred to date, excluding contract costs incurred that do not reflect the stage of completion, to the estimated total contract costs at completion.

We identified the estimated total contract costs at completion for construction contract revenue recognition as a critical audit matter. It requires subjective and complex auditor judgments in evaluating the underlying assumptions, including estimated material costs, labor costs and outsourcing costs, for construction contracts. Changes in these assumptions may have a significant impact on the amount of revenue recognized during a specific period.

The following are the primary procedures we performed to address this critical matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimation of total contract costs at completion for construction contracts, including controls related to the assumptions used to develop the estimated total contract costs at completion. We evaluated the estimated total contract costs at completion by:

–

inspecting the supporting documentation prepared by the person in charge of construction field regarding rationale and reliability of the estimated total contract costs at completion including estimated material costs, labor costs and outsourcing costs for a selection of projects;

–

questioning the person in charge of construction field, and inspecting supporting documentation to test estimated material costs, labor costs and outsourcing costs for a selection of projects commenced in 2020;

–

questioning the Company’s finance manager and the person in charge of construction field, and inspecting documents as to the cause of any changes in estimated total contract costs at completion made during 2020 for a selection of projects; and

–

assessing the Company’s ability to accurately forecast estimated total contract costs at completion by comparing the actual total contract costs for construction contracts completed during 2020 against the estimated total contract costs at completion in prior year.

/s/ KPMG Samjong Accounting Corp.

We have served as the Company’s auditor since 2008.

Seoul, Korea

April 29, 2021

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders and Board of Directors

POSCO:

Opinion on Internal Control over Financial Reporting

We have audited POSCO and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2021

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2020

(in millions of Won)	Notes	December 31, 2019		December 31, 2020
Assets
Cash and cash equivalents	4,5,23	￦	3,514,872	4,754,644
Trade accounts and notes receivable, net	6,17,23,29,37		9,070,031	8,110,239
Other receivables, net	7,23,37		1,581,517	1,494,239
Other short-term financial assets	8,23		8,996,049	11,709,209
Inventories	9		11,230,759	9,636,183
Current income tax assets	35		45,930	49,481
Assets held for sale	10		74,158	34,210
Other current assets	16		631,177	616,623

Total current assets			35,144,493	36,404,828

Long-term trade accounts and notes receivable, net	6,23		198,785	86,423
Other receivables, net	7,23,37		1,140,879	1,195,962
Other long-term financial assets	8,23		1,669,389	1,561,807
Investments in associates and joint ventures	11		3,927,755	3,876,249
Investment property, net	13		878,227	994,781
Property, plant and equipment, net	14		29,925,973	29,400,141
Intangible assets, net	15		4,908,473	4,449,432
Defined benefit assets, net	21		4,280	86,149
Deferred tax assets	35		1,247,313	1,357,844
Other non-current assets	16		325,241	270,060

Total non-current assets			44,226,315	43,278,848

Total assets		￦	79,370,808	79,683,676

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2020

(in millions of Won)	Notes	December 31, 2019		December 31, 2020
Liabilities
Trade accounts and notes payable	23,37	￦	3,422,922	3,755,513
Short-term borrowings and current installments of long-term borrowings	4,17,23		8,548,212	8,677,529
Other payables	18,23		1,879,508	1,845,266
Other short-term financial liabilities	19,23,37		77,827	141,404
Current income tax liabilities	35		396,616	366,476
Liabilities directly associated with the assets held for sale	10		8	25
Provisions	20		360,337	443,273
Other current liabilities	22,29		1,865,638	1,981,977

Total current liabilities			16,551,068	17,211,463

Long-term trade accounts and notes payable	23,37		20,067	22,323
Long-term borrowings, excluding current installments	4,17,23		11,893,401	11,820,078
Other payables	18,23		585,129	558,924
Other long-term financial liabilities	19,23		31,494	133,588
Defined benefit liabilities, net	21		181,011	141,785
Deferred tax liabilities	35		1,691,498	1,320,726
Long-term provisions	20		458,154	522,969
Other non-current liabilities	22		195,688	348,297

Total non-current liabilities			15,056,442	14,868,690

Total liabilities			31,607,510	32,080,153

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,385,707	1,320,003
Hybrid bonds	25		199,384	199,384
Reserves	26		(1,157,980)	(1,380,918)
Treasury shares	27		(1,508,303)	(2,391,523)
Retained earnings			45,054,077	46,064,477

Equity attributable to owners of the controlling company			44,455,288	44,293,826
Non-controlling interests	25		3,308,010	3,309,697

Total equity			47,763,298	47,603,523

Total liabilities and equity		￦	79,370,808	79,683,676

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2019 and 2020

(in millions of Won, except per share information)	Notes	2018		2019	2020
Revenue	28,29,37	￦	65,154,636	64,785,709	57,466,678
Cost of sales	29,31,34,37		(57,129,060)	(58,462,100)	(52,798,594)

Gross profit			8,025,576	6,323,609	4,668,084
Selling and administrative expenses	30,34
Reversal of (Impairment loss) on trade accounts and notes receivable			(74,781)	28,105	(829)
Other administrative expenses	31		(1,985,755)	(2,041,286)	(1,939,602)
Selling expenses			(369,245)	(368,318)	(376,940)
Other operating income and expenses	32,37
Impairment loss on other receivables			(63,092)	(80,323)	(53,105)
Other operating income			523,586	450,891	402,336
Other operating expenses	34		(2,014,462)	(1,089,965)	(645,574)

Operating profit			4,041,827	3,222,713	2,054,370
Share of profit of equity-accounted investees, net	11		112,635	273,741	133,297
Finance income and costs	23,33
Finance income			1,705,970	1,872,143	2,677,499
Finance costs			(2,244,416)	(2,242,063)	(2,892,402)

Profit before income taxes			3,616,016	3,126,534	1,972,764
Income tax expense	35		(1,683,630)	(1,088,369)	(224,272)

Profit			1,932,386	2,038,165	1,748,492
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit plans	21		(173,489)	(117,152)	36,575
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(149,188)	(10,541)	(77,627)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			(62,732)	66,134	(28,609)
Foreign currency translation differences			(42,908)	208,117	(147,956)
Losses on valuation of derivatives	23		(212)	(90)	(331)

Other comprehensive income (loss), net of tax			(428,529)	146,468	(217,948)

Total comprehensive income		￦	1,503,857	2,184,633	1,530,544

Profit attributable to :
Owners of the controlling company		￦	1,711,902	1,864,405	1,581,208
Non-controlling interests			220,484	173,760	167,284

Profit		￦	1,932,386	2,038,165	1,748,492

Total comprehensive income attributable to :
Owners of the controlling company		￦	1,292,785	2,027,049	1,394,192
Non-controlling interests			211,072	157,584	136,352

Total comprehensive income		￦	1,503,857	2,184,633	1,530,544

Basic and diluted earnings per share (in Won)	36		21,177	23,189	19,900

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2019 and 2020

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2018	￦	482,403	1,422,021	996,919	(1,181,073)	(1,533,054)	43,350,818	43,538,034	3,572,604	47,110,638
Comprehensive income:
Profit		—	—	—	—	—	1,711,902	1,711,902	220,484	1,932,386
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(145,488)	(145,488)	(28,001)	(173,489)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(76,587)	—	—	(76,587)	13,855	(62,732)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(104,293)	—	(46,883)	(151,176)	1,988	(149,188)
Foreign currency translation differences, net of tax		—	—	—	(45,650)	—	—	(45,650)	2,742	(42,908)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(216)	—	—	(216)	4	(212)

Total comprehensive income		—	—	—	(226,746)	—	1,519,531	1,292,785	211,072	1,503,857

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(54,240)	(334,239)
Interim dividends		—	—	—	—	—	(400,003)	(400,003)	—	(400,003)
Changes in subsidiaries		—	—	—	—	—	—	—	(2,092)	(2,092)
Changes in ownership interests in subsidiaries		—	(1,497)	—	—	—	—	(1,497)	(654)	(2,151)
Repayment of hybrid bonds		—	(2,769)	(797,535)	—	—	—	(800,304)	(359,018)	(1,159,322)
Interest of hybrid bonds		—	—	—	—	—	(24,443)	(24,443)	(18,448)	(42,891)
Disposal of treasury shares		—	133	—	—	326	—	459	—	459
Others		—	2,119	—	3,451	—	(5,244)	326	(1,968)	(1,642)

Total transactions with owners of the controlling company		—	(2,014)	(797,535)	3,451	326	(709,689)	(1,505,461)	(436,420)	(1,941,881)

Balance as of December 31, 2018	￦	482,403	1,420,007	199,384	(1,404,368)	(1,532,728)	44,160,660	43,325,358	3,347,256	46,672,614

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018, 2019 and 2020

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

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018, 2019 and 2020

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2020	￦	482,403	1,385,707	199,384	(1,157,980)	(1,508,303)	45,054,077	44,455,288	3,308,010	47,763,298
Comprehensive income:
Profit		—	—	—	—	—	1,581,208	1,581,208	167,284	1,748,492
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,703	44,703	(8,128)	36,575
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(16,760)	—	—	(16,760)	(11,849)	(28,609)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(74,210)	—	(3,417)	(77,627)	—	(77,627)
Foreign currency translation differences, net of tax		—	—	—	(137,071)	—	—	(137,071)	(10,885)	(147,956)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(261)	—	—	(261)	(70)	(331)

Total comprehensive income		—	—	—	(228,302)	—	1,622,494	1,394,192	136,352	1,530,544

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(277,723)	(277,723)	—	(277,723)
Changes in subsidiaries		—	—	—	—	—	—	—	22,303	22,303
Changes in ownership interests in subsidiaries		—	(27,716)	—	—	—	—	(27,716)	162,674	134,958
Repayment of redeemable convertible preferred shares			(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(9,225)	(9,225)	(7,354)	(16,579)
Acquisition of treasury shares		—	—	—	—	(883,220)	—	(883,220)	—	(883,220)
Others		—	(4,407)	—	5,364	—	(4,684)	(3,727)	(6,771)	(10,498)

Total transactions with owners of the controlling company		—	(65,704)	—	5,364	(883,220)	(612,094)	(1,555,654)	(134,665)	(1,690,319)

Balance as of December 31, 2020	￦	482,403	1,320,003	199,384	(1,380,918)	(2,391,523)	46,064,477	44,293,826	3,309,697	47,603,523

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2019 and 2020

(in millions of Won)	Notes	2018		2019	2020
Cash flows from operating activities
Profit		￦	1,932,386	2,038,165	1,748,492
Adjustments for:
Depreciation			2,911,048	3,029,868	3,156,181
Amortization			356,581	431,247	465,558
Finance income			(737,745)	(855,382)	(1,185,934)
Finance costs			1,168,225	1,197,705	1,390,983
Income tax expense			1,683,630	1,088,369	224,272
Gain on disposal of property, plant and equipment			(53,139)	(49,367)	(15,548)
Loss on disposal of property, plant and equipment			117,614	120,227	142,126
Impairment losses on property, plant and equipment			1,004,704	442,700	27,040
Gain on disposal of intangible assets			(117,139)	(1,896)	(815)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(45,241)	(27,836)	(88,836)
Loss on disposal of investments in subsidiaries, associates and joint ventures			5,226	6,539	14,632
Share of profit of equity-accounted investees			(112,635)	(273,741)	(133,297)
Expenses related to post-employment benefits			216,489	240,425	248,324
Increase to provisions			240,146	76,538	184,984
Impairment loss on trade and other receivables			137,873	52,218	53,934
Loss on valuation of inventories			141,799	96,201	54,014
Impairment losses on goodwill and intangible assets			337,519	191,021	197,776
Gain on disposal of assets held for sale			(27,171)	(37,461)	(841)
Impairment losses on assets held for sale			50,829	38,328	5,030
Others, net			77,945	894	(19,420)

			7,356,558	5,766,597	4,720,163

Changes in operating assets and liabilities	39		(2,105,726)	(114,045)	2,855,908
Interest received			352,337	320,336	368,539
Interest paid			(750,410)	(760,175)	(624,399)
Dividends received			224,410	266,774	267,923
Income taxes paid			(1,139,830)	(1,512,997)	(650,889)

Net cash provided by operating activities		￦	5,869,725	6,004,655	8,685,737

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018, 2019 and 2020

(in millions of Won)	Notes	2018		2019	2020
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(32,173,134)	(36,063,406)	(43,307,727)
Proceeds from disposal of short-term financial instruments			31,105,544	35,415,822	40,500,759
Increase in loans			(627,783)	(450,638)	(329,236)
Collection of loans			941,962	398,838	138,270
Acquisitions of securities			(321,916)	(296,827)	(338,063)
Proceeds from disposal of securities			221,646	62,492	448,125
Acquisitions of investments in associates and joint ventures			(47,355)	(160,404)	(141,785)
Proceeds from disposal of investments in associates and joint ventures			88,852	16,458	18,401
Acquisitions of property, plant and equipment			(2,135,550)	(2,519,219)	(3,154,412)
Proceeds from (payment for) disposal of property, plant and equipment			90,412	51,800	(42,530)
Acquisitions of investment property			(44,106)	(19,344)	(976)
Proceeds from disposal of investment property			70,817	12,057	250
Acquisitions of intangible assets			(447,616)	(299,587)	(300,645)
Proceeds from disposal of intangible assets			77,654	24,161	79,011
Proceeds from disposal of assets held for sale			93,338	67,246	37,680
Increase in cash from (payment for) acquisition of business, net of cash acquired			—	(37,345)	—
Cash received from disposal of business, net of cash transferred			447,917	45,360	77,488
Collection of lease receivables			—	56,889	61,567
Others, net			11,348	12,788	(5,442)

Net cash used in investing activities			(2,647,970)	(3,682,859)	(6,259,265)

Cash flows from financing activities
Proceeds from borrowings			2,762,446	5,646,977	4,410,387
Repayment of borrowings			(3,136,308)	(3,746,845)	(3,644,057)
Proceeds from (repayment of) short-term borrowings, net			(854,554)	(2,194,727)	35,525
Payment of cash dividends			(723,934)	(946,218)	(659,145)
Repayment of hybrid bonds			(1,160,000)	—	—
Payment of interest of hybrid bonds			(46,166)	(16,494)	(16,539)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			5,808	29,475	176,062
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(3,823)	(123,304)	(11,473)
Repayment of lease liabilities			(30,481)	(167,427)	(217,312)
Acquisition of treasury shares			—	—	(883,219)
Repayment of redeemable convertible preferred shares			—	—	(278,581)
Others, net			(8,036)	6,384	(2,516)

Net cash used in financing activities	39		(3,195,048)	(1,512,179)	(1,090,868)

Effect of exchange rate fluctuation on cash held			4,628	61,764	(95,272)

Net increase in cash and cash equivalents			31,335	871,381	1,240,332
Cash and cash equivalents at beginning of the period	5		2,612,530	2,643,865	3,515,246

Cash and cash equivalents at end of the period	5,10	￦	2,643,865	3,515,246	4,755,578

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2020

1.	General Information

General information about POSCO, its 34 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 132 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 132 associates and joint ventures are as follows:

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

As of December 31, 2020, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	10,247,183	11.75
BlackRock Fund Advisors(*1,2,3)	4,555,963	5.23
Nippon Steel Corporation(*1)	2,894,712	3.32
KB Financial Group Inc. and subsidaries(*2)	1,817,635	2.08
GIC Private Limited	1,718,369	1.97
Others	65,952,973	75.65

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.
(*2)	Includes shares held by subsidiaries and others.
(*3)	The number of shares held by the shareholder based on the information in the status report of large-scale shareholders filed with Korea Exchange on June 1, 2020.

As of December 31, 2020, the shares of POSCO are listed on the Korea Exchange while its ADRs are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2019 and 2020 are as follows:

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO O&M CO.,Ltd.	Business facility maintenance	47.17	52.83	100.00	47.17	52.83	100.00	Seoul
POSCO A&C	Architecture and consulting	45.66	54.34	100.00	45.66	54.34	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	53.63	61.13	7.50	59.94	67.44	Seoul
POSCO CHEMICAL CO., LTD.	Refractories manufacturing and sales	61.26	—	61.26	61.26	—	61.26	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
PNR	Steel by product manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co, LTD.	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
POSCO Research & Technology	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	75.49	24.51	100.00	75.49	24.51	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, energy & resource development and others	62.91	0.03	62.94	62.91	0.03	62.94	Incheon
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Suncheon Eco Trans Co. LTD	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM fund no1	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO SPS CORPORATION	STC, TMC, Plate manufacturing and sales	—	—	—	—	100.00	100.00	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	—	—	—	51.00	51.00	Gwangyang
Posco New Growth	Investment in venture companies	—	—	—	88.89	11.11	100.00	Seoul
IMP Fund I	Investment in venture companies	—	—	—	98.04	—	98.04	Pohang
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	—	—	—	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	—	—	Pohang
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (ZHANGJIAGANG) STAINLESS STEEL CO.,LTD.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Malaysia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore sales and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	83.28	14.88	98.16	83.28	14.88	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO WAIGAOQIAO SHANGHAI CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	84.39	—	84.39	74.56	—	74.56	Thailand
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
POSCO INTERNATIONAL VIETNAM CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	84.85	15.15	100.00	84.85	15.15	100.00	China
PT.KRAKATAU POSCO CHEMICAL CALCINATION (Formely, PT.Krakatau Posco Chemtech Calcination)	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Steel sales	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD. (Formely, Daewoo Global Development, Pte.,Ltd)	Real estate development	—	81.51	81.51	—	75.00	75.00	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO SUZHOU PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Philippines

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Mongolia
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO ICT-China Co., Ltd	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Processing Center. Co.,Ltd	Steel manufacturing and sales	83.54	5.29	88.83	83.54	5.29	88.83	Vietnam

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	65.00	20.00	85.00	70.51	21.69	92.20	Indonesia
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Formerly, POSCO SS VINA JOINT STOCK COMPANY)	Steel manufacturing and sales	100.00	—	100.00	51.00	—	51.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO INTERNATIONAL POWER(PNGPOM) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO INTERNATIONAL MEXICO S.A DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL INDIA PVT. LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Cambodia
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

	Principal operations	Ownership (%)
		December 31, 2019			December 31, 2020
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	60.00	—	60.00	60.00	—	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trade	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	—	—	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	—	—	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	—	—	—	100.00	100.00	South Africa
POSCO CHEMICAL Free Zone Enterprise	Refractory Construction	—	—	—	—	100.00	100.00	Myanmar
Myanmar POSCO Steel Co., Ltd	Steel manufacturing and sales	—	70.00	70.00	—	—	—	Myanmar
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	—	—	USA
POSCO China Dalian Plate Processing Center Co., Ltd.	Plate manufacturing and sales	79.52	11.70	91.22	—	—	—	China

The controlling company’s investment in the subsidiaries decreased by ￦48,538 million (POSCO CHEMICAL CO., LTD. and others) and ￦27,716 million (POSCO Thainox Public Company Limited and others) in 2019 and 2020, respectively, as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control.

The controlling company received dividends of ￦100,862 million and ￦100,582 million and ￦93,674 million from its subsidiaries in aggregate in 2018, 2019 and 2020, respectively.

As of December 31, 2020, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(c)	Details of non-controlling interest as of and for the years ended December 31, 2018, 2019 and 2020 are as follows:

1)	December 31, 2018

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	5,311,596	615,491	416,284	4,100,967	825,241	9,137,798	20,407,377
Non-current assets		4,363,490	2,730,865	460,905	1,911,844	2,767,203	5,493,324	17,727,631
Current liabilities		(4,724,056)	(1,368,498)	(140,268)	(3,007,029)	(1,197,845)	(8,026,474)	(18,464,170)
Non-current liabilities		(1,563,107)	(1,754,797)	(10,767)	(608,089)	(1,445,288)	(1,925,084)	(7,307,132)
Equity		3,387,923	223,061	726,154	2,397,693	949,311	4,679,564	12,363,706
Non-controlling interests		1,255,728	66,918	290,461	1,131,733	335,203	929,506	4,009,549
Sales		23,314,595	1,871,634	1,340,984	6,799,292	1,841,187	24,721,939	59,889,631
Profit (loss) for the period		113,196	54,257	142,918	290,131	(73,948)	(56,151)	470,403
Profit (loss) attributable to non-controlling interests		41,956	16,277	57,167	136,944	(8,116)	(101,156)	143,072
Cash flows from operating activities		(61,173)	89,131	29,865	207,729	16,211	14,869	296,632
Cash flows from investing activities		(12,780)	(6,432)	(15,801)	272,230	35,460	(13,199)	259,478
Cash flows from financing activities (before dividends to non-controlling interest)		99,496	(82,295)	—	(400,499)	(71,378)	(16,094)	(470,770)
Dividends to non-controlling interest		(22,862)	—	(8,270)	—	(19,813)	(6,906)	(57,851)
Effect of exchange rate fluctuation on cash held		807	21	(17)	1,257	—	1,682	3,750
Net increase (decrease) in cash and cash equivalents		3,488	425	5,777	80,717	(39,520)	(19,648)	31,239

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	December 31, 2019

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	4,396,683	520,057	624,017	3,940,835	441,208	8,062,428	18,287,347
Non-current assets		4,186,197	2,723,254	1,050,406	1,798,891	210,037	4,740,887	14,719,700
Current liabilities		(3,013,269)	(1,570,204)	(236,968)	(2,506,927)	(262,265)	(7,672,691)	(15,489,702)
Non-current liabilities		(2,087,769)	(1,590,810)	(462,361)	(670,013)	(38,836)	(2,095,797)	(7,061,764)
Equity		3,481,842	82,297	975,094	2,562,786	350,144	3,034,827	10,455,581
Non-controlling interests		1,290,600	24,689	377,770	1,209,658	121,213	1,124,381	4,133,486
Sales		22,745,239	1,906,302	1,434,507	7,206,528	925,551	22,975,605	57,612,593
Profit (loss) for the period		199,721	(146,975)	94,481	274,770	32,954	(587,146)	(76,667)
Profit (loss) attributable to non-controlling interests		74,030	(44,093)	36,604	129,694	11,408	(89,676)	144,177
Cash flows from operating activities		580,372	61,398	22,794	24,636	21,571	(16,324)	694,447
Cash flows from investing activities		(40,264)	(7,173)	(111,996)	(6,620)	(2,129)	31,057	(137,125)
Cash flows from financing activities (before dividends to non-controlling interest)		(502,801)	(53,890)	134,609	(25,448)	(336)	(4,295)	(452,161)
Dividends to non-controlling interest		(27,432)	—	(9,451)	(9,867)	(2,628)	(11,079)	(60,457)
Effect of exchange rate fluctuation on cash held		1,736	25	(7)	1,401	(47)	3,931	7,039
Net increase (decrease) in cash and cash equivalents		11,611	360	35,949	(15,898)	16,431	3,290	51,743

3)	December 31, 2020

(in millions of Won)	POSCO INTERNATIONAL Corporation	PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	3,992,996	503,633	774,817	4,614,483	465,158	7,207,141	17,558,228
Non-current assets	3,410,528	2,366,359	1,229,349	1,823,229	187,415	4,789,484	13,806,364
Current liabilities	(2,649,187)	(1,722,805)	(203,443)	(27,432,089)	(278,335)	(6,354,111)	(14,141,548)
Non-current liabilities	(1,816,160)	(1,235,948)	(833,857)	(1,169,131)	(24,132)	(1,727,139)	(6,615,908)
Equity	2,938,177	(88,761)	966,866	2,525,372	350,106	3,915,375	10,607,135
Non-controlling interests	1,089,082	(26,628)	374,582	1,191,998	121,200	1,330,280	4,080,514
Sales	19,230,652	1,691,310	1,524,146	6,943,725	935,958	21,059,978	51,385,769
Profit (loss) for the period	173,155	(179,403)	29,720	315,139	8,961	(44,660)	302,912
Profit (loss) attributable to non-controlling interests	64,183	(53,821)	11,514	148,748	3,102	(19,899)	153,827
Cash flows from operating activities	324,822	62,276	11,021	451,803	21,403	123,108	994,433
Cash flows from investing activities	(38,535)	212	(162,861)	(398,937)	(4,841)	(93,565)	(698,527)
Cash flows from financing activities (before dividends to non-controlling interest)	(99,765)	(45,207)	122,736	9,475	(302)	(192,311)	(205,374)
Dividends to non-controlling interest	(32,004)	—	(9,451)	(9,867)	(2,628)	(6,102)	(60,052)
Effect of exchange rate fluctuation on cash held	(2,425)	(1,421)	(398)	(2,220)	(74)	702	(5,836)
Net increase (decrease) in cash and cash equivalents	152,093	15,860	(38,953)	50,254	13,558	(168,168)	24,644

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(d)	Details of associates and joint ventures

1)	Associates

Details of associates as of December 31, 2019 and 2020 are as follows:

		Ownership (%)		Region
Investee	Category of business	2019	2020
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	41.67	26.72	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*1)	Investment in new technologies	12.50	12.50	Seoul
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	33.41	36.34	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Keystone NO.1 Private Equity Fund	Private equity financial	52.58	52.58	Seoul
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
Daesung Steel(*1)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2	Investment in new technologies	35.44	38.45	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC_Centroid 1st Fund	Investment in new technologies	24.10	24.10	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund	Investment in new technologies	19.05	20.00	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Western Inland highway CO.,LTD.	Construction	30.00	29.82	Incheon
Metropolitan Outer Ring Expressway co., ltd.	Investment in Expressway	21.27	21.27	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.21	6.13	Seoul
Samcheok Blue Power Co.,Ltd. (Formely, POSPOWER CO., Ltd.)(*2)	Generation of electricity	34.00	34.00	Samcheok

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

		Ownership (%)		Region
Investee	Category of business	2019	2020
[Domestic]
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC Amberstone Private Equity Fund II(*1)	Private equity trust	19.91	19.91	Seoul
NEXTRAIN Co.,Ltd	Service maintenance and management	32.00	21.26	Incheon
TK CHEMICAL CORPORATION(*1)	Chemical	5.01	5.01	Daegu
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	13.64	13.64	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation and other	18.00	18.00	Seoul
RPSD Project Co., Ltd	Real estate development	29.00	29.00	Incheon
PCC EV Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
2019 PCC Materials and Parts Fund(*1)	Investment in new technologies business	8.70	8.70	Pohang
Shinahn wind Power generation(*1)	Electric, gas, steam	19.00	19.00	Suwon
2019 PCC New technology Fund(*1)	Investment in new technologies business	4.76	4.76	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
KPGE Inc.(*3)	Wholesales and retail, generator material, trade	—	25.00	Busan
CURO CO.,LTD.(*1,3)	Manufacturing, construction	—	0.54	Ulsan
The Blue Gimpo Co., Ltd.(*3)	Construction and engineering service	—	33.33	Incheon
Link City PFV Inc.(*3)	Contruction, housing construction and sales	—	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1,3)	Investment in new technologies business	—	18.14	Pohang
PCC-BM Project Fund(*1,3)	Investment in new technologies business	—	8.77	Pohang
Energy Innovation Fund I(*1,3)	Investment in new technologies business	—	10.11	Pohang
ConsusPSdevelopment Professional Private Real Estate Fund(*3)	Real estate development	—	50.00	Seoul
POSTECH Holdings 4th Fund(*3)	Private Investment Association	—	40.00	Pohang
SNU STH IP Fund(*3)	Private Investment Association	—	33.33	Seoul
PCC-BM Project Fund 2(*1,3)	Investment in new technologies business	—	13.70	Pohang
G&G Technology Innovation Fund No.1(*1,3)	Investment in new technologies business	—	13.97	Seongnam
NPX-PCC Edutech Fund(*1,3)	Investment in new technologies business	—	19.96	Pohang
C&-PCC I Fund(*1,3)	Investment in new technologies business	—	0.68	Pohang
2020 POSCO-MOORIM Bio New Technology Fund(*1,3)	Investment in new technologies business	—	5.00	Pohang
PCC-KAI Secondary I Fund(*1,3)	Investment in new technologies business	—	19.12	Seoul
Garolim Tidal Power Plant Co.,Ltd(*4)	Tidal power plant construction and management	32.13	—	Seosan
PoscoPlutus Bio Fund(*4)	Investment in new technologies	11.97	—	Seoul
PoscoPlutus Project Fund(*4)	Investment in new technologies	11.91	—	Seoul
PoscoPlutus Project 2nd Project Fund(*4)	Investment in new technologies	0.61	—	Seoul
Incheon-Gimpo Expressway Co., Ltd.(*5)	Road construction	18.26	—	Anyang
POSCO PLANTEC Co., Ltd.(*5)	Construction of industrial plant	73.94	—	Ulsan
Pohang Techno Valley PFV Corporation(*4)	Real estate development, supply and rental	57.39	—	Pohang
IT ENGINEERING CO., LTD.(*5)	Vehicle engineering	4.99	—	Seoul
PCC Bio 1ST Fund(*4)	Investment in new technologies	13.46	—	Seoul
Synapse Fund(*4)	Investment in new technologies	16.26	—	Seoul
Hanil-Daewoo Cement Co., Ltd.(*5)	Cement, slag distribution	15.00	—	Incheon
PCC S/W 2nd Fund(*4)	Investment in new technologies business	12.81	—	Pohang
[Foreign]
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

		Ownership (%)		Region
Investee	Category of business	2019	2020
[Foreign]
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Thailand
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
LI3 ENERGY INC	Resource development	26.06	26.06	Peru
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*1,6)	Investments management	10.40	10.40	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	22.00	22.00	Indonesia
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.93	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	19.00	19.00	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	29.40	29.40	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Cathode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.(*3)	Financial Holdings	—	30.00	Netherlands
KG Power(M) SDN. BHD(*5)	Resource development	20.00	—	Malaysia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*1)	The Company has less than 20% of the voting rights; however, the Company has determined that it has significant influence because it has meaningful representation on the board of the investee.
(*2)	During the year ended December 31, 2020, POSPOWER CO., Ltd. changed its name to Samcheok Blue Power Co.,Ltd.
(*3)	During the year ended December 31, 2020, the entity was newly classified to associates.
(*4)	During the year ended December 31, 2020, the entity was excluded from associates due to liquidation.
(*5)	During the year ended December 31, 2020, the entity was excluded from associates due to sale of interest, etc.
(*6)	During the year ended December 31, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

2)	Joint ventures

Details of joint ventures as of December 31, 2019 and 2020 are as follows:

		Ownership (%)
Investee	Category of business	2019	2020	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-SGI Falcon Pharmaceutic Bio Secondary Fund 1	Investment in new technologies	24.55	25.00	Seoul
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
PCC Material 3rd Fund	Investment in new technologies	2.38	2.38	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
PCC S/W FUND(*1)	Investment in new technologies	0.46	—	Pohang
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
PT. POSMI Steel Indonesia	Steel processing and sales	36.69	36.69	Indonesia
CSP—Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	19.00	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD	Automotive parts manufacturing	13.00	7.43	China
Kwanika Copper Corporation	Energy & resource development	35.00	34.04	Canada
DMSA/AMSA	Energy & resource development	4.00	4.27	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
USS-POSCO Industries(*2)	Cold-rolled steel manufacturing and sales	50.00	—	USA
United Spiral Pipe, LLC(*1)	Material manufacturing and sales	35.00	—	USA

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*1)	Excluded from joint ventures due to liquidation during the year ended December 31, 2020.
(*2)	Excluded from joint ventures due to disposal of the investments during the year ended December 31, 2020.

(e)	Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2020 are as follows:

Company	Date of addition	Ownership (%)	Reason
Posco International (Thailand) Co., Ltd.	January 2020	100.00	New establishment
PT POSCO INTERNATIONAL INDONESIA	January 2020	100.00	New establishment
POSCO SPS CORPORATION	April 2020	100.00	Spun-off from POSCO INTERNATIONAL Corporation
P&O Chemical Co., Ltd.	July 2020	51.00	New establishment
Posco New Growth	August 2020	100.00	New establishment
IMP Fund I	August 2020	98.04	New establishment
PEC POWERCON SDN. BHD.	August 2020	100.00	New establishment
POSCO CHEMICAL Free Zone Enterprise	October 2020	100.00	New establishment

(f)	Loss of controls

Subsidiaries for which the Company has lost control during the year ended December 31, 2020 are as follows:

Company	Date of exclusion	Reason
LA-SRDC	April 2020	Liquidation
POSCO China Dalian Plate Processing Center Co., Ltd.	June 2020	Disposal
PSC Energy Global Co., Ltd.	August 2020	Merged into POSCO ENERGY CO.,Ltd.
POSCO Family Strategy Fund	September 2020	Liquidation
Myanmar POSCO Steel Co., Ltd	December 2020	Liquidation

2.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized by management on April 29, 2021.

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

As of December 31, 2019 and 2020

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 9 - Inventory

•	Note 11 - Investments in associates and joint ventures

•	Note 14 - Property, plant and equipment, net

•	Note 15 - Goodwill and other intangible assets, net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 29 - Revenue – contract balances

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(c)	Measurement of fair value

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

Changes in Accounting Policies

(a)

The Company has initially adopted IFRS No.16 “Leases” from January 1, 2019. The Company applied IFRS No.16 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Accordingly, the comparative information presented for 2018, has not been restated. The details of the accounting policies are disclosed in Note 3.

(b)

Except for the standards and amendments applied for the first time for the reporting period commenced on January 1, 2020 described below, the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements in the comparative periods.

1)	IAS No. 1 “Presentation of Financial Statements” and IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and IAS No. 1 “Presentation of Financial Statements” and IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality,

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The amendments to these standards apply to transactions that have occurred since January 1, 2020.

2)	IFRS No. 3 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The amendments to this standard applies to business combinations or asset acquisition transactions with the acquisition date on or after January 1, 2020.

3)	IFRS No. 9 “Financial Instruments”, IAS No. 39 “Financial Instruments: Recognition and measurement” and IFRS No. 7 “Financial Instruments: Disclosure”

The amendments require the application of exceptions to the analysis of future prospects in relation to the application of hedge accounting while uncertainty exists due to the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows based on existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, or whether the hedge relationship between the hedged item and the hedging instrument is highly probable, the interest rate benchmark that the hedged item and the hedging instrument comply with does not change as a result of the interest rate benchmark reform.

The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

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

The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

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

As of December 31, 2019 and 2020

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

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or at previous period end are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

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

As of December 31, 2019 and 2020

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

As of December 31, 2019 and 2020

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

(e)	Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

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

As of December 31, 2019 and 2020

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

As of December 31, 2019 and 2020

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

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

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

As of December 31, 2019 and 2020

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

As of December 31, 2019 and 2020

Leases

The Company applied IFRS No.16 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under IAS No.17 “Lease” and IFRIC No.4 “Determining Whether an Arrangement Contains a Lease”.

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for considerations.

1)	As a lessee: policy applicable from January 1, 2019

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset of to restore the underlying asset or the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

As of December 31, 2019 and 2020

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

At inception or the effective date of a modification that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

The Company leases out its investment properties. The Company classified these leases as operating leases.

The Company subleases certain leased vessels and others.

Impairment of financial assets

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

As of December 31, 2019 and 2020

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

Impairment of non-financial assets

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

As of December 31, 2019 and 2020

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

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have been adjusted to post-tax basis, to the estimated future cash flows expected to be generated by the asset or CGU.

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

As of December 31, 2019 and 2020

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

As of December 31, 2019 and 2020

recognition, financial liabilities measured at amortized cost are measured at fair value after deducting transaction costs that are directly attributable to the acquisition. Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method subsequently to initial recognition.

(c)	Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

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

As of December 31, 2019 and 2020

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

As of December 31, 2019 and 2020

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

A provision for warranties is recognized when the underlying products or services are sold and estimated based on historical warranty data and weighting of possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction during the construction period.

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the expected excess of contract cost over the contract revenue is recognized as a provision for construction losses for incomplete construction projects.

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gasses emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

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

As of December 31, 2019 and 2020

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emission liability is derecognized when submitted to the government.

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

Revenue from contracts with customers

Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with IFRS No. 15.

(a)	Sale of good

The goods sold by the Company consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point-in-time revenue is recognized. Invoices are generally payable within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

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

In the case of construction contracts where the Company renders construction services for plants, etc., the customer controls the assets as they are being constructed. Under those contracts, the Company performs construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Company is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the contract can be reliably estimated, the company recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activity as of the end of the reporting period. The percentage of completion is determined based on the contract costs, excluding the costs that do not contribute to the progress of the construction project, incurred to date as a percentage of total estimated cost required to complete the construction.

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

As of December 31, 2019 and 2020

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

The company recognizes interest and penalties related to corporate income taxes in accordance with IAS No. 12 “Income Taxes”. If interest and penalties do not meet the definition on income taxes, the Company applies IAS No. 37 “Provisions, Contingent Liabilities and Contingent Assets”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

If there is uncertainty about an income tax treatment such as dispute of a particular tax treatment by a tax authority, the Company considers whether it is probable that the tax authority will accept the Company’s tax treatment in determining taxable profit, tax bases, unused tax losses, unused tax credits or tax rates.

If the Company concludes it is probable that the tax authority will accept the Company’s tax treatment, the Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filing. If not, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the most likely amount or the expected value method whichever the entity expects to better predict the resolution of the uncertainty.

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

As of December 31, 2019 and 2020

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

Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO. Segment results that are reported to the CEO include items directly attributable to a segment and items allocated on a reasonable basis.

With regard to construction segment, segment profit and loss is determined in accordance with IFRS except that revenues and expenses from the development and sale of certain residential real estates are determined by reference to the stage of completion, while in the consolidated financial statements, they are recognized when the title to the real estates is transferred to the buyer.

For the other segments, segment profit and loss is determined in accordance with IFRS without any allocation of corporate expenses.

The accounting policies used in reporting segment information are consistent with the accounting policies used in the preparation of the consolidated financial statements except the assets and liabilities related to certain real estate contract revenue of the construction segment explained above which are determined by reference to the stage of completion of the contract activity at the end of each period. Corporate expenses are not allocated to segments in determining segment profit and loss. In addition, segment assets and liabilities, are not allocated to segments either. The assets and liabilities of each segment presented in Note 40 are based on the separate financial statements of the entities belong to each segment.

In addition, there are a variety of transactions amongst the reportable segments. These transactions include sales and purchase of products, materials and property, plant and equipment, and rendering of construction service and so on.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

(a)	IFRS No. 16 “Lease”—COVID-19 Related Rent Concessions

The amendment introduces an optional practical expedient that simplifies how a lessee accounts for rent concessions that are a direct consequence of COVID-19. A lessee that applies the practical expedient is not required to assess whether eligible rent concessions are lease modifications. The Company is required to disclose the amount recognized in profit or loss for the reporting period arising from application of the practical expedient. The amendment is effective for annual periods beginning on or after June 1, 2020. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	IAS No. 1 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current

The amendment clarifies that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(c)	IAS No. 16 “Property, Plant and Equipment”—Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(d)	IAS No. 37 “Provisions, Contingent Liabilities and Contingent Assets”—Onerous Contracts : Cost of Fulfilling a Contact

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

4.	Financial risk management

The Company has exposure to the following risks in relation to its financial instruments:

•	credit risk

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

•	liquidity risk

•	market risk

•	capital risk

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

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component based on group of financial assets with similar risk characteristics.

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

As of December 31, 2019 and 2020

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

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions. Based on this policy, the Company manages currency risk considering characteristics of respective segments. The entities in the steel segment reduce the foreign currency exposure by repayment of foreign currency borrowings at maturities related to investment in overseas when the entities have excessive foreign currency. In addition, the entities in steel segment are using forward exchange contract for hedging foreign currency risks relating to foreign currency borrowings. The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks from net exposure of foreign currency receivables and payables using forward exchange contracts.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting borrowing structure between borrowings at fixed interest rates and variable interest rates. The Company monitors interest rate risks regularly in order to manage exposure to interest rate risk on borrowings at variable interest rate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. The Company’s management measures regularly the fair value of listed equity securities and the risk of market price fluctuations. All buy and sell decisions related to significant investments are managed and approved by the Company’s management.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (borrowings less cash and cash equivalents). The Company’s strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of its businesses.

Net borrowing-to-equity ratio as of December 31, 2019 and 2020 is as follows:

(in millions of Won)	2019		2020
Total borrowings	￦	20,441,613	20,497,607
Less: Cash and cash equivalents		3,514,872	4,754,644

Net borrowings		16,926,741	15,742,963
Total equity		47,794,707	47,674,592

Net borrowings-to-equity ratio		35.42%	33.02%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Cash	￦	2,081	3,100
Demand deposits and checking accounts		1,581,428	2,344,259
Time deposits		701,865	1,108,111
Other cash equivalents		1,229,498	1,299,174

	￦	3,514,872	4,754,644

In connection with the jointly held accounts of joint operations and others, as of December 31, 2020, cash and cash equivalents amounting to ￦40,319 million of subsidiaries of the Company, such as POSCO ENGINEERING & CONSTRUCTION CO., LTD., are restricted in use.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

6.	Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Current
Trade accounts and notes receivable	￦	8,352,968	7,468,622
Finance lease receivables		221	41,841
Unbilled due from customers for contract work		1,128,116	941,793
Less: Allowance for doubtful accounts		(411,274)	(342,017)

	￦	9,070,031	8,110,239

Non-current
Trade accounts and notes receivable	￦	209,310	131,010
Finance lease receivables		43,725	46
Less: Allowance for doubtful accounts		(54,250)	(44,633)

	￦	198,785	86,423

The company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of December 31, 2019 and December 31, 2020, the carrying amounts of such secured borrowings are ￦244,305 million and ￦328,807 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Contents	2019		2020
Officers and employees	Songdo apartment rental	￦	43,445	41,624
ZHAOHUUI PROSPERITY INT’L LTD	Office Rental		501	263

		￦	43,946	41,887

(c)	As of December 31, 2019 and 2020, the Company’s total and net lease investments in the leases are as follows:

(in millions of Won)	2019		2020
Less than 1 year	￦	237	41,847
1 year - 3 years		46,161	47

Undiscounted lease payments		46,398	41,894
Unrealized interest income		(2,452)	(7)

Present value of minimum lease payment	￦	43,946	41,887

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

7.	Other Receivables

(a)	The details of other receivables as of December 31, 2019 and 2020, are as follows:

(in millions of Won)	2019		2020
Current
Loans	￦	367,580	258,735
Other accounts receivable		971,845	835,791
Accrued income		272,528	298,157
Deposits		86,519	82,884
Lease receivables		48,744	18,015
Others		14,510	68,198
Less: Allowance for doubtful accounts		(180,209)	(67,541)

	￦	1,581,517	1,494,239

Non-current
Loans	￦	701,529	798,287
Other accounts receivable		209,039	197,304
Accrued income		65,275	86,920
Deposits		238,261	284,588
Lease receivables		179,315	128,366
Less: Allowance for doubtful accounts		(252,540)	(299,503)

	￦	1,140,879	1,195,962

(b)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2019		2020
HEUNG-A SHIPPING CO., LTD., MSC, HEUNG-A LINE CO., LTD.	6 Container Ships, 4 Tankers	￦	212,933	166,077
KOGAS, ONGC Videsh Limited, GAIL(India) Limited, Myanma Oil and Gas Enterprise	Helicopter, Ship, Office, Jetty		15,126	30,487

		￦	228,059	196,564

(c)	As of December 31, 2020, total and net lease investments in the leases are as follows:

(in millions of Won)	2019		2020
Less than 1 year	￦	56,796	70,378
1 year - 3 years		107,955	101,049
3 years - 5 years		70,742	28,922
Over 5 years		16,089	9,969

Undiscounted lease payments		251,582	210,318
Unrealized interest income		(23,523)	(13,754)

Present value of minimum lease payment	￦	228,059	196,564

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

8.	Other Financial Assets

Other financial assets as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Current
Derivatives assets	￦	47,541	99,324
Debt securities		342,371	154,154
Deposit instruments(*1,2)		1,744,895	2,322,327
Short-term financial instruments(*2)		6,861,242	9,133,404

	￦	8,996,049	11,709,209

Non-current
Derivatives assets	￦	64,737	18,551
Equity securities(*3)		1,204,902	1,120,968
Debt securities		25,555	20,260
Other securities(*3)		340,008	364,404
Deposit instruments(*2)		34,187	37,624

	￦	1,669,389	1,561,807

(*1)	As of December 31, 2019 and 2020, ￦4,524 million and ￦4,881 million, respectively, are restricted in use for a government project.
(*2)	As of December 31, 2019 and 2020, financial instruments amounting to ￦73,525 million and ￦46,855 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)	As of December 31, 2019 and 2020, ￦109,395 million and ￦113,674 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

9.	Inventories

(a)	Inventories as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Finished goods	￦	1,655,228	1,285,552
Merchandise		1,058,874	751,245
Semi-finished goods		2,097,289	1,626,855
Raw materials		2,656,341	1,980,518
Fuel and materials		1,026,133	876,593
Construction inventories		1,045,088	1,521,206
Materials-in-transit		1,824,044	1,664,770
Others		83,905	61,086

		11,446,902	9,767,825

Less: Allowance for inventories valuation		(216,143)	(131,642)

	￦	11,230,759	9,636,183

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	The changes in allowance for inventories valuation for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Beginning	￦	135,631	206,782	216,143
Loss on valuation of inventories		141,799	96,201	54,014
Realization on sale of inventories		(69,426)	(79,419)	(132,707)
Others		(1,222)	(7,421)	(5,808)

Ending	￦	206,782	216,143	131,642

10.	Assets Held for Sale

Details of assets held for sale as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
	Subsidiaries		Controlling company(*1)	Subsidiaries	Total
Assets
Cash and cash equivalents(*2)	￦	374	—	934	934
Other financial assets		185	—	273	273
Property, plant and equipment		32,972	32,244	40	32,284
Others		4,306	—	719	719

	￦	37,837	32,244	1,966	34,210

Liabilities
Others	￦	8	—	25	25

(*1)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the year ended December 31, 2020 the Company recognized ￦5,030 million of impairment loss for the difference between the fair value less costs to sell and the carrying amount of the assets.

(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2019 and 2020.

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Investments in associates	￦	1,864,509	1,732,833
Investments in joint ventures		2,063,246	2,143,416

	￦	3,927,755	3,876,249

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	Details of investments in associates as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2019		2020
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	36.34	￦	178,787	￦	175,907	175,939
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*1)	4,507,138	34.00		179,410		161,280	145,092
SNNC	18,130,000	49.00		90,650		142,602	160,332
QSONE Co.,Ltd.	200,000	50.00		84,395		85,887	86,004
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		56,679	23,913
Western Inland highway CO.,LTD.	9,533,364	29.82		47,667		5,115	45,070
Nextrain Co., Ltd.(*1)	9,904,000	21.26		49,520		41,447	47,364
Keystone NO. 1. Private Equity Fund	22,523,123	52.58		22,523		19,438	—
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,824	17,137
Daesung Steel	108,038	17.54		14,000		15,375	16,990
PCC Amberstone Private Equity Fund 1	8,657,610,240	8.80		8,540		9,570	9,230
Others (58 companies)(*1)						114,490	117,193

						845,614	844,264

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		225,933	199,342
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		178,892	158,777
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)	114,452,000	10.40		124,341		131,529	123,296
Eureka Moly LLC	—	20.00		240,123		85,349	43,520
AMCI (WA) PTY LTD	49	49.00		209,664		72,937	71,732
NCR LLC	—	29.40		53,940		46,391	46,608
KOREA LNG LTD.	2,400	20.00		135,205		46,557	42,229
Nickel Mining Company SAS	3,234,698	49.00		157,585		37,940	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,356	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,128	15,181
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		13,363	12,716
PT. Batutua Tembaga Raya	128,285	22.00		21,824		14,717	15
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,755	7,110
Others (26 companies)(*1)						121,048	105,006

						1,018,895	888,569

					￦	1,864,509	1,732,833

(*1)	As of December 31, 2019 and 2020, investments in associates amounting to ￦437,646 million and ￦410,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(c)	Details of investments in joint ventures as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2019		2020
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	182,648	153,457
Others (7 companies)						10,305	14,014

						192,953	167,471

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,235,682	1,418,056
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		376,410	353,725
KOBRASCO	2,010,719,185	50.00		32,950		115,641	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		88,935	91,270
DMSA/AMSA(*1,2)	—	4.27		406,556		12,189	31,104
CSP - Compania Siderurgica do Pecem	1,483,752,032	20.00		656,884		—	—
Others (10 companies)						41,436	27,390

						1,870,293	1,975,945

					￦	2,063,246	2,143,416

(*1)	As of December 31, 2019 and 2020, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

All of the shareholders of the joint venture entered into financial support agreement with lenders on behalf of the joint venture to extend the maturity of the loans granted to the joint venture by the lenders. However, the Company believes the shareholders’ financial support agreement is invalid and is currently in arbitration process for annulment. The Company’s obligation to provide financial support is currently on hold and may change depending on the result of the arbitration.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(d)	The changes of investments in associates and joint ventures for the years ended December 31, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	174,123	—	—	(976)	2,760	175,907
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		161,477	—	—	(4,744)	4,547	161,280
SNNC		116,922	—	(1,450)	27,655	(525)	142,602
QSONE Co.,Ltd.		85,550	—	(950)	1,287	—	85,887
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(11,849)	—	56,679
Western Inland highway CO.,LTD.		1,494	3,752	—	(167)	36	5,115
Nextrain Co., Ltd.		10	41,600	—	(163)	—	41,447
Keystone NO. 1. Private Equity Fund		11,183	8,723	—	(342)	(126)	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,382	—	—	442	—	17,824
Daesung Steel		15,644	—	—	(269)	—	15,375
PCC Amberstone Private Equity Fund 1		9,693	—	(723)	1,079	(479)	9,570
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	19,377	(552)	182,648
Others (62 companies)		143,578	27,221	(669)	(24,448)	(20,887)	124,795

		979,726	87,346	(20,161)	6,882	(15,226)	1,038,567

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		179,459	—	(24,267)	63,749	6,992	225,933
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	24,126	(37,071)	178,892
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		126,885	—	(9,902)	9,912	4,634	131,529
Eureka Moly LLC		82,447	—	—	(25)	2,927	85,349
AMCI (WA) PTY LTD		71,086	—	—	(4,377)	6,228	72,937
NCR LLC		37,602	9,605	—	(822)	6	46,391
KOREA LNG LTD.		43,554	—	(13,404)	13,501	2,906	46,557
Nickel Mining Company SAS		41,712	—	—	(4,250)	478	37,940
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	61	(128)	22,356
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	10	322	15,128
PT. Wampu Electric Power		14,120	—	—	(1,247)	490	13,363
PT. Batutua Tembaga Raya		20,479	—	—	(6,209)	447	14,717
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	80	197	6,755
Roy Hill Holdings Pty Ltd		1,041,600	—	—	158,562	35,520	1,235,682
POSCO-NPS Niobium LLC		363,506	—	(24,933)	24,543	13,294	376,410
KOBRASCO		133,449	—	(74,716)	56,474	434	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	(1,574)	665	1,453	88,935
DMSA/AMSA		26,709	23,682	—	(40,415)	2,213	12,189
CSP - Compania Siderurgica do Pecem		24,832	35,352	—	(57,647)	(2,537)	—
Others (38 companies)		143,236	552	(19,430)	30,168	7,958	162,484

		2,670,277	91,614	(186,325)	266,859	46,763	2,889,188

	￦	3,650,003	178,960	(206,486)	273,741	31,537	3,927,755

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital due from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	For the year ended December 31, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	175,907	—	—	34	(2)	175,939
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		161,280	—	—	(5,262)	(10,926)	145,092
SNNC		142,602	—	(2,901)	18,701	1,930	160,332
QSONE Co.,Ltd.		85,887	—	(1,140)	1,257	—	86,004
Chun-cheon Energy Co., Ltd		56,679	—	—	(33,173)	407	23,913
Western Inland highway CO.,LTD.		5,115	42,246	—	(2,294)	3	45,070
Nextrain Co., Ltd.		41,447	7,910	—	(2,786)	793	47,364
Keystone NO. 1. Private Equity Fund		19,438	—	—	(19,438)	—	—
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,824	—	—	(687)	—	17,137
Daesung Steel		15,375	—	—	(514)	2,129	16,990
PCC Amberstone Private Equity Fund 1		9,570	—	(715)	589	(214)	9,230
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(9,794)	4	153,457
Others (65 companies)		124,795	27,718	(1,328)	(8,885)	(11,093)	131,207

		1,038,567	77,874	(25,485)	(62,252)	(16,969)	1,011,735

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(56,760)	45,941	(15,772)	199,342
AES-VCM Mong Duong Power Company Limited		178,892	—	(16,053)	37,092	(41,154)	158,777
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		131,529	—	(11,672)	10,963	(7,524)	123,296
Eureka Moly LLC		85,349	—	—	(39,801)	(2,028)	43,520
AMCI (WA) PTY LTD		72,937	—	—	(6,561)	5,356	71,732
NCR LLC		46,391	4,196	—	(1,452)	(2,527)	46,608
KOREA LNG LTD.		46,557	—	(7,755)	7,681	(4,254)	42,229
Nickel Mining Company SAS		37,940	—	—	1,473	1,477	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(384)	175	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(80)	133	15,181
PT. Wampu Electric Power		13,363	—	(559)	1,411	(1,499)	12,716
PT. Batutua Tembaga Raya		14,717	—	—	(14,883)	181	15
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	279	76	7,110
Roy Hill Holdings Pty Ltd		1,235,682	—	(113,985)	234,693	61,666	1,418,056
POSCO-NPS Niobium LLC		376,410	—	(11,244)	11,449	(22,890)	353,725
KOBRASCO		115,641	—	(37,922)	8,443	(31,762)	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	1,790	545	91,270
DMSA/AMSA		12,189	60,278	—	(33,305)	(8,058)	31,104
CSP - Compania Siderurgica do Pecem		—	62,711	—	(60,708)	(2,003)	—
Others (36 companies)		162,484	—	(12,114)	(8,492)	(9,482)	132,396

		2,889,188	127,185	(268,064)	195,549	(79,344)	2,864,514

	￦	3,927,755	205,059	(293,549)	133,297	(96,313)	3,876,249

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital due from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows:

1)	December 31, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	516,659	786	515,873	—	7,479
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		707,051	199,846	507,205	—	(5,294)
SNNC		677,508	357,843	319,665	738,977	63,269
QSONE Co.,Ltd.		250,364	78,589	171,775	17,591	2,576
Chun-cheon Energy Co., Ltd		610,089	492,620	117,469	313,438	(24,677)
Western Inland highway CO.,LTD.		21,980	5,165	16,815	—	(528)
Nextrain Co., Ltd.		136,203	7,322	128,881	—	(509)
Keystone NO. 1. Private Equity Fund		187,156	138,219	48,937	18,342	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		53,019	22,971	30,048	17,824	1,497
Daesung Steel		164,708	108,441	56,267	85,537	(1,536)
PCC Amberstone Private Equity Fund 1		108,797	5	108,792	14,787	12,280
POSCO MITSUBISHI CARBON TECHNOLOGY		474,387	170,678	303,709	216,648	32,334
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,808,529	906,254	902,275	555,075	254,582
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,276,857	1	1,276,856	—	95,306
KOREA LNG LTD.		232,935	147	232,788	69,577	67,507
Nickel Mining Company SAS		471,377	331,194	140,183	245,509	2,432
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		73,604	17,765	55,839	641	153
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		65,413	15,232	50,181	101,101	28
PT. Wampu Electric Power		222,266	158,451	63,815	18,163	(6,233)
PT. Batutua Tembaga Raya		423,608	392,226	31,382	112,568	(28,360)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,847	33,989	27,858	77,371	327
Roy Hill Holdings Pty Ltd		11,143,705	5,718,152	5,425,553	5,037,471	1,660,577
POSCO-NPS Niobium LLC		752,617	—	752,617	—	47,521
KOBRASCO		268,139	36,857	231,282	167,022	112,949
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		969,280	637,478	331,802	1,145,794	1,704
DMSA/AMSA		5,703,501	4,202,704	1,500,797	638,797	(504,077)
CSP - Compania Siderurgica do Pecem		3,959,365	4,249,083	(289,718)	1,623,843	(465,853)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	December 31, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	473,415	575	472,840	—	8,534
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		1,169,343	700,266	469,077	—	(5,994)
SNNC		592,568	238,971	353,597	698,712	39,826
QSONE Co.,Ltd.		251,190	79,182	172,008	17,075	2,513
Chun-cheon Energy Co., Ltd		609,815	516,963	92,852	222,066	(24,617)
Western Inland highway CO.,LTD.		158,679	2,534	156,145	—	(1,714)
Nextrain Co., Ltd.		303,359	74,738	228,621	—	(2,636)
Keystone NO. 1. Private Equity Fund		178,848	132,123	46,725	16,586	(1,971)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		54,832	27,111	27,721	6,672	(2,326)
Daesung Steel		172,088	106,611	65,477	85,158	(2,930)
PCC Amberstone Private Equity Fund 1		104,933	5	104,928	12,280	6,694
POSCO MITSUBISHI CARBON TECHNOLOGY		446,067	190,289	255,778	112,173	(15,603)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,515,828	719,745	796,083	458,806	183,465
AES-VCM Mong Duong Power Company Limited		1,599,095	1,086,440	512,655	336,174	121,644
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,197,702	3	1,197,699	—	105,411
KOREA LNG LTD.		211,497	353	211,144	40,086	38,370
Nickel Mining Company SAS		445,140	308,885	136,255	223,427	(8,353)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		72,001	16,812	55,189	3,236	(1,086)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,805	21,486	50,319	104,537	(237)
PT. Wampu Electric Power		199,841	139,264	60,577	20,272	7,057
PT. Batutua Tembaga Raya		389,973	387,870	2,103	36,587	(29,714)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		68,036	38,843	29,193	78,954	1,156
Roy Hill Holdings Pty Ltd		9,271,788	2,161,353	7,110,435	5,993,950	2,299,529
POSCO-NPS Niobium LLC		707,247	—	707,247	—	25,406
KOBRASCO		118,676	9,875	108,801	32,854	16,887
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		873,174	534,961	338,213	1,252,189	7,856
DMSA/AMSA		4,924,371	2,294,881	2,629,490	204,820	(772,396)
CSP - Compania Siderurgica do Pecem		2,800,437	3,650,509	(850,072)	1,403,457	(1,009,296)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(f)	Changes in accumulated losses of equity-accounted investees that were not recognized since the Company discontinues the use of the equity method for the year ended December 31, 2020 were as follows:

(in millions of Won)
Company	Beginning balance		Increase (decrease)	Ending balance
New Songdo International City Development, LLC	￦	279,435	(20,094)	259,341
Mokpo Deayang industrial Corporation		—	84	84
UITrans LRT Co., Ltd.		14,429	17,905	32,334
Clean Iksan Co., Ltd.		784	(70)	714
HYOCHUN Co.,Ltd.		2,727	778	3,505
Shinhan wind power generation		—	843	843
CSP - Compania Siderurgica do Pecem		27,478	141,259	168,737
KIRIN VIETNAM CO.,Ltd.		96	(29)	67
INKOTECH, INC.		—	341	341
POSTO-Poggenamp Electrical Steel Pvt, Ltd.		—	96	96

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2020 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

13.	Investment Property, Net

(a)	Investment property as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019				2020
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	295,183	(16,718)	278,465	296,115	(16,718)	279,397
Buildings		778,816	(180,657)	598,159	746,698	(187,114)	559,584
Structures		3,455	(2,277)	1,178	4,268	(3,069)	1,199
Right of use assets		434	(9)	425	175,026	(20,425)	154,601

	￦	1,077,888	(199,661)	878,227	1,222,107	(227,326)	994,781

As of December 31, 2020, the fair value of investment property is ￦2,136,187 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	278,585	—	(5,921)	—	5,801	278,465
Buildings		571,335	1,548	(5,343)	(52,416)	83,035	598,159
Structures		1,408	—	(50)	(625)	445	1,178
Right of use assets		—	—	—	—	425	425
Construction-in-progress		77,287	18,644	—	—	(95,931)	—

	￦	928,615	20,192	(11,314)	(53,041)	(6,225)	878,227

(*1)	Includes impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ￦32,642 million.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	278,465	2,814	(183)	—	(1,699)	279,397
Buildings		598,159	385	—	(9,681)	(29,279)	559,584
Structures		1,178	—	—	(610)	631	1,199
Right of use assets		425	—	(56)	(3,206)	157,438	154,601

	￦	878,227	3,199	(239)	(13,497)	127,091	994,781

(*1)	Includes reversal of impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ￦14,953 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019					2020
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	2,527,972	(1,913)	—	2,526,059	2,592,705	(2,618)	—	2,590,087
Buildings		9,227,064	(5,010,770)	(840)	4,215,454	9,417,295	(5,250,281)	(5,614)	4,161,400
Structures		6,066,000	(3,161,453)	(41)	2,904,506	6,363,370	(3,338,075)	(69)	3,025,226
Machinery and equipment		47,548,589	(30,326,324)	(4,001)	17,218,264	48,435,445	(31,570,233)	(7,905)	16,857,307
Vehicles		305,275	(272,977)	(13)	32,285	310,078	(272,705)	(217)	37,156
Tools		418,829	(348,032)	(46)	70,751	423,927	(363,360)	(266)	60,301
Furniture and fixtures		658,467	(528,066)	(269)	130,132	670,079	(542,217)	(403)	127,459
Lease assets		970,891	(196,309)	—	774,582	1,093,817	(320,117)	—	773,700
Bearer plants		138,818	(14,625)	—	124,193	171,160	(21,195)	—	149,965
Construction-in- progress		2,800,412	(856,548)	(14,117)	1,929,747	2,474,766	(850,839)	(6,387)	1,617,540

	￦	70,662,317	(40,717,017)	(19,327)	29,925,973	71,952,642	(42,531,640)	(20,861)	29,400,141

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	￦	2,548,002	6,550	—	(2,128)	—	—	(26,365)	2,526,059
Buildings		4,402,452	39,551	22,836	(10,376)	(314,107)	(90,036)	165,134	4,215,454
Structures		2,917,924	49,931	2	(3,350)	(228,616)	(27,217)	195,832	2,904,506
Machinery and equipment		18,518,129	175,743	1,216	(78,236)	(2,250,022)	(309,604)	1,161,038	17,218,264
Vehicles		31,341	8,027	189	(742)	(15,057)	(559)	9,086	32,285
Tools		66,164	19,178	5,792	(1,340)	(28,537)	(2,106)	11,600	70,751
Furniture and fixtures		136,287	34,618	252	(1,630)	(36,309)	(1,808)	(1,278)	130,132
Lease assets(*4)		137,564	72,640	490	(8,401)	(130,905)	—	703,194	774,582
Bearer plants		80,771	—	—	—	(5,916)	—	49,338	124,193
Construction-in- progress		1,179,639	2,261,663	17,697	(24,840)	—	(10,150)	(1,494,262)	1,929,747

	￦	30,018,273	2,667,901	48,474	(131,043)	(3,009,469)	(441,480)	773,317	29,925,973

(*1)	During the year ended December 31, 2019, the Controlling Company estimated recoverable amount of individual assets in CEM and Fe-Si factories that ceased operations due to the disposal

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

plan and others. The Company measured recoverable amounts based on appraisal value or scrap value. The Company recognized impairment losses of ￦205,396 million since recoverable amounts are less than their carrying amounts.
(*2)

As of December 31, 2019, POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (formerly, POSCO SS VINA JOINT STOCK COMPANY), a subsidiary, performed impairment test due to the continued operating losses and recognized impairment losses amounting to ￦204,546 million, since recoverable amount based on value-in-use is less than its carrying amount.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications with investment property resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*4)	On the date of initial application of IFRS No. 16 “Leases” (January 1, 2019), recognition of ￦704,458 million of right-of-use assets is included in others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	￦	2,526,059	29,639	(2,633)	—	3,490	33,532	2,590,087
Buildings		4,215,454	13,825	(6,296)	(319,774)	(3,778)	261,969	4,161,400
Structures		2,904,506	85,958	(6,661)	(231,737)	(883)	274,043	3,025,226
Machinery and equipment		17,218,264	138,533	(27,966)	(2,298,951)	(8,080)	1,835,507	16,857,307
Vehicles		32,285	6,475	(546)	(14,599)	—	13,541	37,156
Tools		70,751	20,230	(211)	(38,838)	—	8,369	60,301
Furniture and fixtures		130,132	23,352	(2,908)	(43,832)	(519)	21,234	127,459
Lease assets		774,582	204,699	(9,300)	(172,029)	—	(24,252)	773,700
Bearer plants		124,193	118	(155)	(7,971)	—	33,780	149,965
Construction-in-progress		1,929,747	2,835,921	(7,001)	—	(17,270)	(3,123,857)	1,617,540

	￦	29,925,973	3,358,750	(63,677)	(3,127,731)	(27,040)	(666,134)	29,400,141

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets caused by a fire accident.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications with investment property resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019		2020
Weighted average expenditure	￦	587,628	932,298
Borrowing costs capitalized		22,775	29,653
Capitalization rate (%)		3.57 ~ 5.46	3.14 ~ 3.18

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2019 and 2020 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2019		2020
Land	Korean Development Bank and others	￦	765,307	867,820
Buildings and structures	Korean Development Bank and others		1,363,709	1,464,551
Machinery and equipment	Korean Development Bank and others		2,440,777	2,263,383

		￦	4,569,793	4,595,754

As of December 31, 2020, assets pledged as collateral related to the Company’s borrowings and others amounting to ￦4,874,423 million include investment properties and other assets such as right to use land.

(e)	Changes in the carrying amount of right-of-use assets presented as investment property and property, plant and equipment for the years ended December 31, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Land	￦	340,107	22,850	(11,461)	(9,729)	341,767
Buildings and structures		209,455	23,015	(38,853)	(22,505)	171,112
Machinery and equipment		219,877	14,610	(33,751)	15,092	215,828
Vehicles		20,555	8,735	(10,050)	(5,135)	14,105
Ships		26,499	—	(2,417)	—	24,082
others		25,529	3,430	(34,373)	13,527	8,113

	￦	842,022	72,640	(130,905)	(8,750)	775,007

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	￦	341,767	18,962	(16,397)	27,387	371,719
Buildings and structures		171,112	47,374	(57,593)	10,867	171,760
Machinery and equipment		215,828	86,373	(38,909)	(24,111)	239,181
Vehicles		14,105	6,186	(9,486)	651	11,456
Ships		24,082	111,537	(29,064)	—	106,555
others		8,113	45,803	(23,786)	(2,500)	27,630

	￦	775,007	316,235	(175,235)	12,294	928,301

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019		2020
Interest on lease liabilities	￦	35,483	36,373
Expenses related to short-term leases		41,974	18,809
Expenses related to leases of low-value assets		14,150	14,375

	￦	91,607	69,557

15. Goodwill and Other Intangible Assets, Net

(a) Goodwill and other intangible assets as of December 31, 2019 and 2020 are as follows:

	2019					2020
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	￦	1,631,413	(533,604)	—	1,097,809	1,626,876	(722,983)	—	903,893
Intellectual property rights		3,449,796	(1,170,586)	—	2,279,210	3,628,121	(1,457,383)	—	2,170,738
Membership		170,247	(22,169)	—	148,078	143,403	(4,700)	—	138,703
Development expense		483,539	(389,200)	—	94,339	652,492	(425,381)	—	227,111
Port facilities usage rights		686,525	(405,127)	—	281,398	685,210	(448,938)	—	236,272
Exploration and evaluation assets		294,874	(217,603)	—	77,271	274,691	(217,551)	—	57,140
Customer relationships		865,821	(490,946)	—	374,875	865,671	(535,424)	—	330,247
Other intangible assets		1,220,641	(665,026)	(122)	555,493	1,101,595	(716,190)	(77)	385,328

	￦	8,802,856	(3,894,261)	(122)	4,908,473	8,978,059	(4,528,550)	(77)	4,449,432

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	￦	1,125,149	—	26,256	—	—	(55,445)	1,849	1,097,809
Intellectual property rights		2,399,525	127,479	—	(6,566)	(271,694)	(2)	30,468	2,279,210
Membership(*1)		134,793	15,636	—	(3,326)	(181)	24	1,132	148,078
Development expense		99,163	4,484	—	(35)	(44,418)	(666)	35,811	94,339
Port facilities usage rights		305,081	—	—	(4,674)	(22,923)	—	3,914	281,398
Exploratation and evaluation assets		192,130	9,642	—	—	—	(123,888)	(613)	77,271
Customer relationships		421,773	—	—	—	(51,768)	—	4,870	374,875
Other intangible assets		493,211	141,578	74	(10,718)	(40,263)	(10,111)	(18,278)	555,493

	￦	5,170,825	298,819	26,330	(25,319)	(431,247)	(190,088)	59,153	4,908,473

(*1)	Economic useful life of membership is indefinite.
(*2)

From exploration and evaluation of natural gas in the AD-7 block in Myanmar, POSCO INTERNATIONAL Corporation failed to find economic natural gas. The Company recognized impairment loss of ￦118,140 million for excess of the carrying amounts of related assets over the special energy loan which may be forgiven in the case of project failure.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	￦	1,097,809	—	—	—	(189,379)	(4,537)	903,893
Intellectual property rights		2,279,210	136,195	(3,617)	(282,594)	(7,727)	49,271	2,170,738
Membership(*1)		148,078	3,416	(12,340)	(107)	244	(588)	138,703
Development expense		94,339	1,315	(16)	(56,329)	(206)	188,008	227,111
Port facilities usage rights		281,398	—	—	(44,893)	—	(233)	236,272
Exploratation and evaluation assets		77,271	14,886	—	—	—	(35,017)	57,140
Customer relationships		374,875	—	—	(44,478)	—	(150)	330,247
Other intangible assets		555,493	159,590	(61,692)	(37,157)	—	(230,906)	385,328

	￦	4,908,473	315,402	(77,665)	(465,558)	(197,068)	(34,152)	4,449,432

(*1)	Economic useful life of membership is indefinite.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(c)

For the purpose of impairment testing, goodwill is allocated to individually operating entities where each is determined to be a CGU. The goodwill amounts as of December 31, 2019 and 2020 are as follows:

(in millions of Won) Reportable segments	Total number of CGUs
	2019	2020	CGUs	2019		2020
Steel	7	7	POSCO VST CO., LTD.	￦	36,955	36,955
			Others		13,721	12,498
Trading	3	3	POSCO INTERNATIONAL Corporation(*1)		951,434	762,816
			GRAIN TERMINAL HOLDING		26,256	23,726
			PT. Bio Inti Agrindo		7,468	6,955
E&C	2	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD.		24,868	24,868
			POSCO Center Beijing		158	159
			POSCO ENERGY CO., LTD.		26,471	26,471
Others	5	4	Others		10,478	9,445

	17	16		￦	1,097,809	903,893

(*1)

The recoverable amount of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment, is determined based on its value-in-use, and amounts to ￦3,223,759 million, as of December 31, 2020. The value-in-use is estimated by applying a 6.92% (2019: 6.84%) discount rate to the future cash flows estimated from management’s 5-year business plan and terminal growth rate of 1.9% (2019: 1.9%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. During the year ended December 31, 2020, impairment loss on goodwill of ￦188,619 million was recognized as the recoverable amount is less than the carrying amount of the CGU.

The rate of the CGU is sensitive to the assumptions such as discount rate, terminal growth rate and estimated revenue used in discount cash flow model. If the discount rate increases by 0.5%, the value-in-use would have decreased by ￦239,316 million or 7.42% and if the terminal growth rate decreases by 0.5%, the value-in-use would have decreased by ￦128,922 million or 4.00%.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Current
Advance payment	￦	453,538	348,753
Prepaid expenses		145,834	181,985
Firm commitment asset		17,490	23,506
Others		14,315	62,379

	￦	631,177	616,623

Non-current
Long-term advance payment	￦	21,950	21,587
Long-term prepaid expenses		41,256	92,774
Others(*1)		262,036	155,699

	￦	325,242	270,060

(*1)

As of December 31, 2019 and 2020, the Company recognized tax assets amounting to ￦213,071 million and ￦121,225 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2019		2020
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2020~ December, 2020	January, 2021~ December, 2021	0.52~6.50	￦	159,075	146,762
Short-term borrowings	HSBC and others	January, 2020~ December, 2020	January, 2021~ December, 2021	0.17~9.50		5,327,258	5,047,633

						5,486,333	5,194,395

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	November, 2004~ December, 2020	January, 2021~ December, 2021	0.20~8.50		1,491,934	1,067,338
Current portion of debentures	Korea Development Bank and others	April, 2011~ May, 2019	February, 2021~ December, 2021	1.73~5.25		1,571,194	2,417,339
Less: Current portion of discount on debentures issued						(1,249)	(1,543)

						3,061,879	3,483,134

					￦	8,548,212	8,677,529

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	Long-term borrowings, excluding current portion as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2019		2020
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2020	January, 2022~ March, 2037	0.19~5.28	￦	3,827,152	3,366,400
Less: Present value discount						(24,374)	(16,058)
Bonds	KB Securities co.,Ltd. and others	October, 2013~ October, 2020	March, 2022~ October, 2029	0.50~4.00		8,124,194	8,505,485
Less: Discount on debentures issued						(33,571)	(35,749)

					￦	11,893,401	11,820,078

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 2020 are as follows:

(in millions of Won)	Bank	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others		24,489	24,758
Property, plant and equipment and Investment property	Korea Development Bank and others		4,424,923	4,811,751
Trade accounts and notes receivable	Korea Development Bank and others		371,326	373,016
Inventories	Export-Import Bank of Korea and others		81,859	12,650
Financial instruments	KB Kookmin Bank and others		25,624	25,624

		￦	4,928,221	5,247,799

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

18.	Other Payables

Other payables as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Current
Accounts payable	￦	832,845	800,439
Accrued expenses		742,370	697,087
Dividend payable		3,106	2,703
Lease liabilities		149,176	244,548
Withholdings		152,011	100,489

	￦	1,879,508	1,845,266

Non-current
Accounts payable	￦	2,718	5,572
Accrued expenses		4,805	4,953
Lease liabilities		526,294	495,127
Long-term withholdings		51,312	53,272

	￦	585,129	558,924

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Current
Derivatives liabilities	￦	28,021	82,859
Financial guarantee liabilities		49,806	58,545

	￦	77,827	141,404

Non-current
Derivatives liabilities	￦	17,033	129,505
Financial guarantee liabilities		14,461	4,083

	￦	31,494	133,588

20. Provisions

(a)	Provisions as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019			2020
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	76,432	47,237	73,441	48,510
Provision for construction warranties		7,655	162,773	9,662	217,435
Provision for legal contingencies and claims(*1)		6,996	77,488	24,275	63,175
Provision for the restoration(*2)		6,783	80,520	5,307	134,438
Others(*3,*4)		262,471	90,136	330,588	59,411

	￦	360,337	458,154	443,273	522,969

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*1)

The Company recognized probable outflow of resources amounting to ￦54,228 million and ￦59,211 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of December 31, 2019 and 2020, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery amounting to ￦17,561 million as provisions for restoration as of December 31, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 1.23%~1.43% to measure present value of these costs.

(*3)

As of December 31, 2019 and 2020, POSCO ENERGY CO., LTD., and Korea Fuel Cell, recognized ￦178,959 million and ￦80,842 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of December 31, 2019 and 2020, the Company has recognized emission liabilities amounting to ￦50,965 million and ￦78,646 million, respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and working service rendered
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)	Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦ 73,478	122,714	(86,084)	(3,077)	16,638	123,669
Provision for construction warranties	142,233	53,203	(22,858)	(3,444)	1,294	170,428
Provision for legal contingencies and claims	111,150	26,407	(37,087)	(18,098)	2,112	84,484
Provision for the restoration	89,168	23,559	(13,411)	(14,379)	2,366	87,303
Others	313,460	95,747	(38,260)	(86,458)	68,118	352,607

	￦729,489	321,630	(197,700)	(125,456)	90,528	818,491

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦ 123,669	106,855	(109,835)	(6,334)	7,596	121,951
Provision for construction warranties	170,428	86,691	(23,916)	(5,311)	(795)	227,097
Provision for legal contingencies and claims	84,484	30,894	(16,444)	(9,087)	(2,397)	87,450
Provision for the restoration	87,303	67,501	(6,525)	(15,811)	7,277	139,745
Others	352,607	349,639	(142,440)	(133,294)	(36,513)	389,999

	￦818,491	641,580	(299,160)	(169,837)	(24,832)	966,242

(*1)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Expense related to post-employment benefit plans under defined contribution plans	￦	42,825	46,846	50,694

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Present value of funded obligations	￦	2,416,203	2,439,938
Fair value of plan assets(*1)		(2,255,149)	(2,397,717)
Present value of non-funded obligations		15,677	13,415

Net defined benefit liabilities	￦	176,731	55,636

(*1)

As of December 31, 2019 and 2020, the Company recognized net defined benefit assets amounting to ￦4,280 million and ￦86,149 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019		2020
Defined benefit obligations at the beginning of year	￦	2,137,161	2,431,880
Current service costs		236,735	245,047
Interest costs		51,900	47,485
Remeasurements :		152,713	(52,732)
- Loss (gain) from change in financial assumptions		103,850	(76,744)
- Loss (gain) from change in demographic assumptions		(492)	27,399
- Loss (gain) from change in others		49,355	(3,387)
Benefits paid		(152,275)	(225,293)
Others		5,646	6,966

Defined benefit obligations at the end of year	￦	2,431,880	2,453,353

3)	Changes in fair value of plan assets for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019		2020
Fair value of plan assets at the beginning of year	￦	1,997,717	2,255,149
Interest on plan assets		48,210	44,208
Remeasurement of plan assets		(8,692)	(600)
Contributions to plan assets		342,915	307,367
Benefits paid		(124,962)	(213,246)
Others		(39)	4,839

Fair value of plan assets at the end of year	￦	2,255,149	2,397,717

The Company expects to make an estimated contribution of ￦179,367 million to the defined benefit plan assets in 2021.

4)	The fair value of plan assets as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Equity instruments	￦	10,386	17,886
Debt instruments		1,013,716	696,583
Deposits		1,159,455	1,614,796
Others		71,592	68,452

	￦	2,255,149	2,397,717

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

5)	The amounts recognized in consolidated statement of comprehensive income for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Current service costs	￦	212,323	236,735	245,047
Net interest costs(*1)		4,166	3,690	3,277

	￦	216,489	240,425	248,324

(*1)	The actual return on plan assets amounted to ￦31,023 million, ￦39,518 million and ￦43,608 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The expenses by function were as follows:

(in millions of Won)	2018		2019	2020
Cost of sales	￦	150,822	169,206	177,223
Selling and administrative expenses		64,505	70,060	69,256
Others		1,162	1,159	1,845

	￦	216,489	240,425	248,324

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Beginning	￦	(299,155)	(472,644)	(589,796)
Current actuarial gains (losses)		(173,489)	(117,152)	36,576

Ending	￦	(472,644)	(589,796)	(553,220)

7)	The principal actuarial assumptions as of December 31, 2019 and 2020 are as follows:

(%)	2019	2020
Discount rate	1.72 ~ 13.00	0.53 ~ 13.00
Expected future increase in salaries(*1)	2.00 ~ 11.00	1.92 ~ 11.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 5 years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(178,233)	(7.3)	205,950	8.4
Expected future increase in salaries		206,013	8.4	(181,444)	(7.4)

9)	As of December 31, 2020, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	￦	245,294	861,968	561,987	890,845	399,429	2,959,523

The maturity analysis of the defined benefit obligation is based on nominal amounts according to expected remaining working lives of employees.

22. Other Liabilities

Other liabilities as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Current
Due to customers for contract work	￦	644,947	629,399
Advances received		746,169	951,521
Unearned revenue		61,795	24,433
Withholdings		388,486	332,327
Firm commitment liability		15,637	35,993
Others		8,604	8,304

	￦	1,865,638	1,981,977

Non-current
Advances received		116,178	311,277
Unearned revenue		27,161	17,953
Others		52,349	19,067

	￦	195,688	348,297

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2019 and 2020 are as follows:

① December 31, 2019

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	106,104	—	106,104	—	106,104
Short-term financial instruments		6,861,242	—	6,861,242	—	6,861,242
Debt securities		28,087	—	—	28,087	28,087
Other securities		340,008	1,222	3,330	335,456	340,008
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		6,174	—	6,174	—	6,174
Fair value through other comprehensive income
Equity securities		1,204,902	782,108	73	422,721	1,204,902
Debt securities		5,686	—	—	5,686	5,686
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		3,514,872	—	—	—	—
Trade accounts and notes receivable		8,214,459	—	—	—	—
Other receivables		2,193,700	—	—	—	—
Debt securities		334,153	—	—	—	—
Deposit instruments		1,779,082	—	—	—	—

	￦	24,590,469	783,330	6,976,923	793,950	8,554,203

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	32,193	—	32,193	—	32,193
Derivative hedging instruments		12,861	—	12,861	—	12,861
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,442,989	—	—	—	—
Borrowings		20,441,613	—	20,666,476	—	20,666,476
Financial guarantee liabilities		64,267	—	—	—	—
Others		2,401,382	—	—	—	—

	￦	26,395,305	—	20,711,530	—	20,711,530

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

② December 31, 2020

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	79,995	—	79,995	—	79,995
Short-term financial instruments		9,133,404	—	9,133,404	—	9,133,404
Debt securities		20,797	—	—	20,797	20,797
Other securities		364,404	47,321	2,242	314,841	364,404
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		37,880	—	37,880	—	37,880
Fair value through other comprehensive income
Equity securities		1,120,968	729,342	—	391,626	1,120,968
Debt securities		2,471	—	—	2,471	2,471
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		4,754,644	—	—	—	—
Trade accounts and notes receivable		7,329,596	—	—	—	—
Other receivables		2,300,515	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,359,951	—	—	—	—

	￦	27,657,771	776,663	9,253,521	731,735	10,761,919

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	180,773	—	180,773	—	180,773
Derivative hedging instruments(*2)		31,591	—	31,591	—	31,591
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,777,836	—	—	—	—
Borrowings		20,497,607	—	20,821,353	—	20,821,353
Financial guarantee liabilities		62,629	—	—	—	—
Others		2,347,244	—	—	—	—

	￦	26,897,680	—	21,033,717	—	21,033,717

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of derivatives are measured using the derivatives instrument valuation models such as discounted cash flow method. Inputs of the derivatives instrument valuation model include forward rate, interest rate and others. They differ depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Fair value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2020 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	￦	331,780	Discounted cash flows	Growth rate	0% ~ 0.5%	As growth rate increases, fair value increases
				Discount rate	7.8% ~ 17.4%	As discount rate increases, fair value decreases
		2,967	Proxy firm valuation method	Price multiples	0.728 ~ 2.742	As price multiples increases, fair value increases
		396,988	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2020 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	212	206
	Fluctuation 0.5% of discount rate		19,040	17,350

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019		2020
Beginning	￦	709,660	793,950
Acquisition		68,461	78,241
Loss on valuation of financial assets		(9,412)	(41,537)
Other comprehensive income(loss)		106,586	(44,469)
Disposal and others		(81,345)	(54,450)

Ending	￦	793,950	731,735

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2018, 2019 and 2020 were as follows:

①	For the year ended December 31, 2018

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	140,116	(43,293)	—	11,919	3,644	112,386	—
Derivative assets		—	47,720	—	233,187	—	280,907	—
Financial assets at fair value through other comprehensive income		—	—	—	—	59,701	59,701	(149,188)
Financial assets measured at amortized cost		197,142	—	234,606	(39,970)	(370)	391,408	—
Derivative liabilities		—	8,592	—	(194,446)	—	(185,854)	(212)
Financial liabilities measured at amortized cost		(741,296)	—	(438,708)	—	(16,990)	(1,196,994)	—

	￦	(404,038)	13,019	(204,102)	10,690	45,985	(538,446)	(149,400)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

②	For the year ended December 31, 2019

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	142,873	(23,551)	—	5,556	630	125,508	—
Derivative assets		—	123,538	—	184,861	—	308,399	—
Financial assets at fair value through other comprehensive income		—	—	—	—	74,825	74,825	(10,541)
Financial assets measured at amortized cost		209,511	—	295,319	(36,935)	(8,042)	459,853	—
Derivative liabilities		—	(7,494)	—	(217,072)	—	(224,566)	(90)
Financial liabilities measured at amortized cost		(755,711)	—	(330,808)	(2,432)	(24,988)	(1,113,939)	—

	￦	(403,327)	92,493	(35,489)	(66,022)	42,425	(369,920)	(10,631)

③	For the year ended December 31, 2020

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	165,160	(15,883)	—	9,979	329	159,585	—
Derivative assets		—	56,273	—	318,820	—	375,093	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,019	38,019	(77,627)
Financial assets measured at amortized cost		207,014	—	(222,215)	(15,779)	(5,821)	(36,801)	—
Derivative liabilities		—	(170,155)	—	(376,823)	—	(546,978)	(331)
Financial liabilities measured at amortized cost		(638,797)	—	450,984	—	(16,010)	(203,823)	—

	￦	(266,623)	(129,765)	228,769	(63,803)	16,517	(214,905)	(77,958)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Cash and cash equivalents	￦	3,514,872	4,754,644
Derivative assets		112,278	117,875
Short-term financial instrument		6,861,242	9,133,404
Debt securities		367,926	174,414
Other securities		340,008	364,404
Other receivables		2,195,700	2,302,515
Trade accounts and notes receivable		8,214,459	7,329,596
Deposit instruments		1,779,082	2,359,951

	￦	23,385,567	26,536,803

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2019 and 2020, the maximum exposure to credit risk related to the financial guarantee amounted to ￦4,959,011 million and ￦4,069,562 million, respectively.

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

①	Allowance for doubtful accounts as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Trade accounts and notes receivable	￦	465,524	386,650
Other accounts receivable		210,313	177,037
Loans		195,339	184,610
Other assets		27,098	5,396

	￦	898,274	753,693

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

②	Impairment losses on financial assets for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019		2020
Bad debt expenses (reversal)	￦	(28,105)	829
Other bad debt expenses(*1)		88,787	71,092
Less: Recovery of allowance for other bad debt accounts		(8,464)	(17,987)

	￦	52,218	53,934

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2019 and 2020 are as follows:

	2019			2020
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
current (not past due)	￦	7,528,607	75,324	7,042,308	82,836
Over due less than 1 month		876,753	9,395	279,548	4,238
1 month - 3 months		228,115	6,647	198,807	4,775
3 months - 12 months		134,888	7,954	286,274	21,042
Over 12 months		965,977	366,204	776,375	273,759

	￦	9,734,340	465,524	8,583,312	386,650

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2019 and 2020 are as follows:

	2019			2020
(in millions of Won)	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
current (not past due)	￦	1,220,756	56,354	1,836,372	132,209
Over due less than 1 month		432,220	1,546	50,858	199
1 month - 3 months		91,521	239	39,053	100
3 months - 12 months		271,814	10,846	47,978	10,033
Over 12 months		612,139	363,765	695,297	224,502

	￦	2,628,450	432,750	2,669,558	367,043

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Beginning	￦	1,094,464	916,790	898,274
Initial application of IFRS No.9		107,454	—	—
Bad debt expenses(reversal)		74,781	(28,105)	829
Other bad debt expenses		63,092	80,323	53,105
Others(*1)		(423,001)	(70,735)	(198,515)

Ending	￦	916,790	898,273	753,693

(*1)	Others for the years ended December 31, 2018, 2019 and 2020, included decreases mainly due to write-off amounting to ￦383,714 million, ￦78,505 million and ￦150,417 million, respectively.

(c)	Liquidity risk

1)	Contractual maturities of non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	￦	3,777,836	3,779,718	3,756,208	23,510	—
Borrowings		20,497,607	21,760,887	9,006,218	11,508,890	1,245,779
Financial guarantee liabilities(*1)		62,629	4,069,562	4,069,562	—	—
Lease liabilities		739,675	1,085,102	277,438	433,629	374,035
Other financial liabilities		1,607,569	1,619,326	1,543,779	75,547	—

	￦	26,685,316	32,314,595	18,653,205	12,041,576	1,619,814

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities of derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	￦	26,664	66	—	26,730
Currency swap		14,622	127,347	1,509	143,478
Interest rate swap		8,430	565	18	9,013
Others		33,143	—	—	33,143

	￦	82,859	127,978	1,527	212,364

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(d)	Currency risk

1)

The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2019 and 2020 is as follows:

(in millions of Won)	2019			2020
	Assets		Liabilities	Assets	Liabilities
USD	￦	4,423,107	6,166,765	4,331,058	6,768,169
EUR		592,381	180,816	459,423	939,160
JPY		79,664	253,542	110,569	644,675
Others		481,455	319,046	714,324	461,162

2)

As of December 31, 2019 and 2020, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019			2020
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(174,366)	174,366	(243,711)	243,711
EUR		41,156	(41,156)	(47,974)	47,974
JPY		(17,388)	17,388	(53,411)	53,411

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Fixed rate
Financial assets	￦	13,391,637	17,291,726
Financial liabilities		(13,264,607)	(14,601,638)

		127,030	2,690,088

Variable rate
Financial liabilities	￦	(7,852,476)	(6,635,644)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2019 and 2020, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019			2020
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦	(78,525)	78,525	(66,356)	66,356

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2019 and 2020 are as follows:

(Share, in Won)	2019		2020
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2020, total number of ADRs of 25,853,808 outstanding in overseas stock market are equivalent to 6,463,452 shares of common stock.
(*2)	As of December 31, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is W46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2019 and 2020 were as follows:

(share)	2019			2020
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(7,185,703)	80,001,132	87,186,835	(7,071,194)	80,115,641
Acquisition of treasury shares	—	—	—	—	(4,100,169)	(4,100,169)
Disposal of treasury shares	—	114,509	114,509	—	—	—

Ending	87,186,835	(7,071,194)	80,115,641	87,186,835	(11,171,363)	76,015,472

(c)	Capital surplus as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital deficit		125,259	59,555

	￦	1,385,707	1,320,003

(d)

On February 25, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares amounting to ￦245,000 million (8,643,193 shares) which were classified as non-controlling interests in the consolidated statement of financial position. Repayments of the redeemable convertible preferred shares were made on February 25, 2020 (4,477,246 shares) and March 30, 2020 (4,165,947 shares).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

25.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2019		2020
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	￦	200,000	200,000
Issuance cost					(616)	(616)

				￦	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of December 31, 2020 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

· After 10 years : return on government bond (10 years) + 1.40%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holder’s preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2020 amounts to ￦479 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2019		2020
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	￦	140,000	140,000
Issuance cost					(429)	(429)

				￦	139,571	139,571

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD .as of December 31, 2020 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

· After 10 years : return on government bond (10 years) + 1.55%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2020 amounts to ￦679 million.

26.	Reserves

(a)	Reserves as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(648,712)	(693,176)
Changes in fair value of equity investments at fair value through other comprehensive income		(285,073)	(359,283)
Foreign currency translation differences		(202,636)	(339,707)
Gain or losses on valuation of derivatives		(438)	(699)
Others		(21,121)	11,947

	￦	(1,157,980)	(1,380,918)

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019		2020
Beginning balance	￦	(295,300)	(285,073)
Changes in unrealized fair value of equity investments		(9,422)	(72,808)
Reclassification upon disposal		21,902	2,726
Others		(2,253)	(4,128)

Ending balance	￦	(285,073)	(359,283)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

27.	Treasury Shares

Based on the Board of Directors’ resolution, POSCO holds treasury shares for business purposes including its share price stabilization. The changes in treasury shares for the years ended December 31, 2019 and 2020 were as follows:

(shares, in millions of Won)	2019			2020
	Number of shares	Amount		Number of shares	Amount
Beginning	7,185,703	￦	1,532,728	7,071,194	￦	1,508,303
Acquisition of treasury shares	—		—	4,100,169		883,220
Disposal of treasury shares	(114,509)		(24,425)	—		—

Ending	7,071,194	￦	1,508,303	11,171,363	￦	2,391,523

During the year ended December 31, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ￦1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021.

28.	Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2018, 2019 and 2020 were as follows:

①	For the year ended December 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	31,733,609	21,632,183	3,568	605,206	53,974,566
Revenue from services		583,359	611,752	63,922	2,274,606	3,533,639
Revenue from construction contract		—	—	6,860,995	272,778	7,133,773
Others		41,041	163,782	17,784	290,051	512,658

	￦	32,358,009	22,407,717	6,946,269	3,442,641	65,154,636

Timing of revenue recognition
Revenue recognized at a point in time	￦	31,774,650	21,795,965	743,448	906,120	55,220,183
Revenue recognized over time		583,359	611,752	6,202,821	2,536,521	9,934,453

	￦	32,358,009	22,407,717	6,946,269	3,442,641	65,154,636

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

②	For the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	31,456,714	21,629,838	—	712,196	53,798,748
Revenue from services		573,463	369,730	49,696	2,217,862	3,210,751
Revenue from construction contract		—	—	7,308,401	30,998	7,339,399
Others		48,276	157,564	5,393	225,578	436,811

	￦	32,078,453	22,157,132	7,363,490	3,186,634	64,785,709

Timing of revenue recognition
Revenue recognized at a point in time	￦	31,504,990	21,787,402	747,917	943,037	54,983,346
Revenue recognized over time		573,463	369,730	6,615,573	2,243,597	9,802,363

	￦	32,078,453	22,157,132	7,363,490	3,186,634	64,785,709

③	For the year ended December 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	28,394,790	18,796,522	—	917,307	48,108,619
Revenue from services		462,489	388,222	45,359	1,811,380	2,707,450
Revenue from construction contract		—	—	6,197,497	27,949	6,225,446
Others		35,599	160,478	7,196	221,891	425,164

	￦	28,892,878	19,345,222	6,250,052	2,978,527	57,466,679

Timing of revenue recognition
Revenue recognized at a point in time	￦	28,430,389	18,957,000	141,916	1,139,197	48,668,502
Revenue recognized over time		462,489	388,222	6,108,136	1,839,330	8,798,177

	￦	28,892,878	19,345,222	6,250,052	2,978,527	57,466,679

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2019 and 2020, are as follows.

(in millions of Won)	2019		2020
Receivables
Account receivables	￦	8,214,459	7,329,596

Contract assets
Due from customers for contract work		1,054,357	867,066

Contract liabilities
Advance received		864,480	1,264,615
Due to customers for contract work		644,947	629,399
Unearned revenue		88,733	42,040

29.	Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Accumulated cost	￦	27,281,031	29,168,745
Accumulated contract profit		2,462,008	2,262,854
Accumulated contract loss		(1,185,200)	(1,262,933)
Accumulated contract revenue		28,557,839	30,168,666

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Unbilled due from customers for contract	￦	1,128,116	941,793
Due to customers for contract work		(644,947)	(629,399)

	￦	483,169	312,394

(c)

Due to the factors causing the cost variation for the years ended December 31, 2019 and 2020, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the years ended December 31, 2019 and 2020 and future periods are as follows:

(in millions of Won)	2019		2020
Changes in estimated total contract costs	￦	533,639	180,065
Changes in profit before income taxes of construction contract :
- Current period		(166,077)	40,743
- Future periods		(43,584)	105,137

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of reporting period. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the reporting period. Also, it may change during future periods.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

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

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

(e)	As of December 31, 2020, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2021		2022	2023	After 2024	Total
Expected Revenue	￦	5,823,397	4,541,484	2,701,438	1,747,264	14,813,583

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

30.	Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Wages and salaries	￦	813,467	840,599	828,667
Expenses related to post-employment benefits		73,290	88,880	83,037
Other employee benefits		176,240	177,908	187,075
Travel		40,929	42,692	17,513
Depreciation		101,274	131,337	146,483
Amortization		112,418	112,171	115,254
Communication		10,616	11,150	10,390
Electricity		8,309	8,799	7,968
Taxes and public dues		71,973	78,932	59,274
Rental		69,516	39,886	34,966
Repairs		15,291	13,454	8,952
Entertainment		11,816	11,123	8,328
Advertising		106,875	82,574	71,743
Research & development		108,352	110,315	116,273
Service fees		165,938	193,486	156,530
Vehicles maintenance		8,942	7,660	4,880
Industry association fee		9,571	9,609	9,586
Conference		14,510	15,104	11,576
Increase to provisions		14,433	18,071	12,285
Others		51,995	47,536	48,822

	￦	1,985,755	2,041,286	1,939,602

(b)	Selling expenses

Selling expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Freight and custody	￦	184,675	180,341	180,503
Operating expenses for distribution center		10,614	9,222	6,977
Sales commissions		79,080	73,941	86,851
Sales advertising		4,821	1,552	1,284
Sales promotion		13,792	9,989	7,086
Sample		2,716	2,287	1,650
Sales insurance premium		37,251	32,632	30,364
Contract cost		16,992	38,081	46,247
Others		19,304	20,273	15,978

	￦	369,245	368,318	376,940

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Administrative expenses	￦	108,352	110,315	116,273
Cost of sales		418,250	389,460	351,861

	￦	526,602	499,775	468,134

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

32.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Other operating income
Gain on disposals of assets held for sale	￦	27,171	37,461	841
Gain on disposals of investment in subsidiaries, associates and joint ventures		45,241	27,836	88,836
Gain on disposals of property, plant and equipment		53,139	49,367	15,548
Gain on disposals of investment property		12,232	1,087	10
Gain on disposals of intangible assets		117,139	1,896	815
Subsidies income		1,932	4,042	4,095
Gain on valuation of firm commitment		39,028	60,201	107,511
Gain on valuation of emission rights		—	25,440	—
Gain on disposals of emission rights		—	11,141	24,851
Reversal of other provisions		3,557	36,522	5,154
Premium income		14,034	3,326	25,253
Miscellaneous Income(*1,3)		200,793	189,610	111,701
Others		9,320	2,962	17,721

	￦	523,586	450,891	402,336

Other operating expenses
Impairment loss on assets held for sale	￦	(50,829)	(38,328)	(5,030)
Loss on disposals of investments in subsidiaries, associates and joint ventures		(5,226)	(6,539)	(14,632)
Loss on disposals of property, plant and equipment		(117,614)	(120,227)	(142,126)
Loss on disposals of intangible assets		(2,472)	(6,119)	(4,595)
Impairment loss on property, plant and equipment		(1,004,704)	(442,700)	(27,040)
Impairment loss on investment property		(51,461)	(32,642)	—
Impairment loss on intangible assets		(337,519)	(191,021)	(197,776)
Loss on valuation of firm commitment		(66,281)	(37,685)	(93,098)
Idle tangible asset expenses		(9,257)	(34,152)	(19,276)
Increase to provisions		(134,632)	(23,074)	(30,536)
Donations		(52,074)	(51,567)	(45,652)
Miscellaneous losses(*2)		(161,955)	(95,878)	(63,525)
Others		(20,438)	(10,032)	(2,288)

	￦	(2,014,462)	(1,089,964)	(645,574)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*1)

During the year ended December 31, 2019, the Company recognized other operating income for the refunded amount of ￦74,044 million as a result of request for judgment on value added tax related to imported LNG.

(*2)	During the year ended December 31, 2018, the Company recognized other operating expenses of ￦52,997 million in fines for additional value tax related to imported LNG.
(*3)	During the year ended December 31, 2018, the Company recognized other operating income of ￦55,306 million as a result of request for judgment and correction tax investigation.

33.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Finance income
Interest income(*1)	￦	337,258	352,384	372,174
Dividend income		63,345	75,455	38,348
Gain on foreign currency transactions		716,060	824,565	1,147,692
Gain on foreign currency translations		212,443	206,019	574,463
Gain on derivatives transactions		247,513	195,933	352,005
Gain on valuations of derivatives		96,986	163,491	115,642
Gain on disposals of financial assets at fair value through profit of loss		8,742	8,525	15,550
Gain on valuations of financial assets at fair value through profit or loss		16,149	42,297	51,581
Others		7,474	3,474	10,044

	￦	1,705,970	1,872,143	2,677,499

Finance costs
Interest expenses	￦	(741,296)	(755,711)	(638,797)
Loss on foreign currency transactions		(810,857)	(746,603)	(1,067,907)
Loss on foreign currency translations		(321,748)	(319,470)	(425,479)
Loss on derivatives transactions		(208,772)	(228,144)	(410,008)
Loss on valuations of derivatives		(40,674)	(47,447)	(229,524)
Loss on disposals of trade accounts and notes receivable		(39,970)	(36,935)	(15,816)
Loss on disposals of financial assets at fair value through profit or loss		(1,474)	(2,969)	(5,571)
Loss on valuations of financial assets at fair value through profit or loss		(59,442)	(65,848)	(67,464)
Others		(20,183)	(38,936)	(31,836)

	￦	(2,244,416)	(2,242,063)	(2,892,402)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2018, 2019 and 2020 were ￦197,142 million, ￦209,511 million and ￦207,014 million, respectively.

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other operating expenses in the statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2018		2019	2020
Raw material used, changes in inventories and others	￦	38,884,690	39,279,866	34,555,624
Employee benefits(*2)		3,639,192	3,623,611	3,624,953
Outsourced processing cost		7,462,656	8,250,372	7,808,343
Electricity		949,435	912,832	656,121
Depreciation(*1)		2,911,048	3,029,868	3,156,181
Amortization		356,581	431,247	465,558
Freight and custody		1,414,940	1,446,628	1,428,012
Sales commissions		79,080	73,941	86,851
Loss on disposal of property, plant and equipment		117,614	120,227	142,126
Impairment loss on property, plant and equipment		1,004,704	442,700	27,040
Impairment loss on goodwill and intangible assets		337,519	191,021	197,776
Donations		52,074	51,567	45,652
Other		4,445,124	4,168,470	3,638,393

	￦	61,654,657	62,022,350	55,832,630

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Wages and salaries	￦	3,372,831	3,313,642	3,316,364
Expenses related to post-employment benefits		266,361	309,969	308,589

	￦	3,639,192	3,623,611	3,624,953

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2018, 2019 and 2020 was as follows:

(in millions of Won)	2018		2019	2020
Current income taxes(*1)	￦	1,577,581	913,286	692,870
Deferred income tax due to temporary differences		(38,851)	164,078	(481,303)
Items recorded directly in equity		144,900	11,005	12,705

Income tax expense	￦	1,683,630	1,088,369	224,272

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return is credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Net changes in fair value of equity investments at fair value through other comprehensive income	￦	47,423	(26,744)	26,850
Gain on disposal of treasury shares		(50)	—	—
Others		97,527	37,749	(14,145)

	￦	144,900	11,005	12,705

(c)

The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (27.5%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2018, 2019 and 2020.

(in millions of Won)	2018		2019	2020
Profit before income tax expense	￦	3,616,016	3,126,534	1,972,763
Income tax expense computed at statutory rate		982,287	847,017	533,875
Adjustments:
Tax credits		(32,103)	(39,709)	(90,093)
Additional income tax expense for prior years (over provisions from prior years)		44,336	(35,389)	(14,362)
Tax effect from tax audit		130,196	14,775	11,796
Investment in subsidiaries, associates and joint ventures		114,856	317,977	147,874
Tax effects due to permanent differences		64,708	(5,588)	2,591
Others(*1,2)		379,350	(10,714)	(367,409)

		701,343	241,352	(309,603)

Income tax expense	￦	1,683,630	1,088,369	224,272

Effective tax rate (%)		46.56%	34.81%	11.37%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*1)	Includes the effect of non-deductible impairment loss related to Synthetic Natural Gas (SNG) facility for the year ended December 31, 2018.
(*2)

In connection with the impairment loss on SNG facility recognized in 2018 and business combination of Off-gas Power Station Business Sector in 2019, whether the amounts can be deductible for tax purpose depend on the occurrence of certain events within a specified number of years after the recognition of impairment or the communication of business combination. During 2020, due to the change in estimate regarding the probability of the occurrence of events pursuant to the tax regulations, ￦328,543 million of income tax benefit was recognized.

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2020 were as follows:

(in millions of Won)	2019				2020
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	181,143	(28,007)	153,136	153,136	(5,912)	147,224
PP&E - Depreciation		9,837	12,374	22,211	22,211	10,025	32,236
Share of profit or loss of equity-accounted investees		227,594	(108,480)	119,114	119,114	100,317	219,431
Allowance for inventories valuation		10,676	(1,231)	9,445	9,445	2,097	11,542
PP&E - Revaluation		(1,789,748)	(28,713)	(1,818,461)	(1,818,461)	84,462	(1,733,999)
Prepaid expenses		17,259	(2,047)	15,212	15,212	4,619	19,831
PP&E - Impairment loss		4,613	132,713	137,326	137,326	246,177	383,503
Gain or loss on foreign currency translation		(38,010)	45,046	7,036	7,036	(58,681)	(51,645)
Defined benefit liabilities		(73,589)	(22,094)	(95,683)	(95,683)	(26,137)	(121,820)
Provision for construction losses		7,405	(102)	7,303	7,303	10,302	17,605
Provision for construction warranty		70,318	(8,517)	61,801	61,801	1,714	63,515
Accrued income		(13,094)	(17,722)	(30,816)	(30,816)	(10,360)	(41,176)
Impairment loss on AFS		75,919	36,636	112,555	112,555	(3,957)	108,598
Difference in acquisition costs of treasury shares		70,532	(1,124)	69,408	69,408	—	69,408
Others		352,355	(91,492)	260,863	260,863	128,862	389,725

		(886,790)	(82,760)	(969,550)	(969,550)	483,528	(486,022)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		156,885	(26,744)	130,141	130,141	26,850	156,991
Others		130,272	37,749	168,021	168,021	(14,145)	153,876

		287,157	11,005	298,162	298,162	12,705	310,867

Deferred tax from tax credit
Tax credit carry-forward and others		115,589	(23,750)	91,839	91,839	(19,433)	72,406
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		203,938	(68,574)	135,364	135,364	4,503	139,867

	￦	(280,106)	(164,079)	(444,185)	(444,185)	481,303	37,118

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(e)	Deferred tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019				2020
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	153,136	—	153,136	147,243	(19)	147,224
PP&E - Depreciation		68,649	(46,438)	22,211	84,890	(52,654)	32,236
Share of profit or loss of equity-accounted investees		177,467	(58,353)	119,114	281,049	(61,618)	219,431
Allowance for inventories valuation		9,445	—	9,445	11,542	—	11,542
PP&E - Revaluation		—	(1,818,461)	(1,818,461)	—	(1,733,999)	(1,733,999)
Prepaid expenses		15,212	—	15,212	19,859	(28)	19,831
PP&E - Impairment loss		137,326	—	137,326	383,503	—	383,503
Gain or loss on foreign currency translation		136,360	(129,324)	7,036	101,244	(152,889)	(51,645)
Defined benefit liabilities		426,930	(522,613)	(95,683)	478,144	(599,964)	(121,820)
Provision for construction losses		7,303	—	7,303	17,605	—	17,605
Provision for construction warranty		61,801	—	61,801	63,515	—	63,515
Accrued income		—	(30,816)	(30,816)	—	(41,176)	(41,176)
Impairment loss on AFS		112,555	—	112,555	108,598	—	108,598
Difference in acquisition costs of treasury shares		69,408	—	69,408	69,408	—	69,408
Others		338,700	(77,836)	260,863	571,199	(181,474)	389,725

		1,714,292	(2,683,841)	(969,550)	2,337,799	(2,823,821)	(486,022)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		220,276	(90,135)	130,141	167,070	(10,079)	156,991
Others		193,384	(25,363)	168,021	177,938	(24,062)	153,876

		413,660	(115,498)	298,162	345,008	(34,141)	310,867

Deferred tax from tax credit
Tax credit carry-forward and others		91,839	—	91,839	72,406	—	72,406
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		441,172	(305,808)	135,364	422,338	(282,471)	139,867

	￦	2,660,963	(3,105,147)	(444,185)	3,177,551	(3,140,433)	37,118

(f)

As of December 31, 2020, deductible temporary differences of ￦7,928,964 million and taxable temporary differences of ￦7,041,140 million (deferred tax liabilities of ￦1,885,211 million) related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities, because it is not probable they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

36.	Earnings per Share

Basic earnings per share for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in Won, except share information)	2018		2019	2020
Profit attribute to controlling interest	￦	1,711,901,875,666	1,864,405,092,477	1,581,207,551,926
Interests of hybrid bonds		(17,720,986,299)	(6,669,999,999)	(6,688,273,972)
Weighted-average number of common shares outstanding(*1)		80,000,606	80,113,759	79,120,963

Basic earnings per share	￦	21,177	23,189	19,900

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2018	2019	2020
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,186,229)	(7,073,076)	(8,065,872)

Weighted-average number of common shares outstanding	80,000,606	80,113,759	79,120,963

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2018, 2019 and 2020, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

37.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2018, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	7,827	97	—	322,924	47	36,428
POSCO COATED & COLOR STEEL Co., Ltd.		476,105	2,725	—	—	9,211	1,434
POSCO ICT(*4)		2,624	7,479	—	341,472	34,376	196,252
eNtoB Corporation		12	60	377,198	27,508	390	31,455
POSCO CHEMICAL CO., LTD		417,957	35,762	531,452	21,730	319,868	2,802
POSCO ENERGY CO., LTD.		206,638	1,445	—	—	—	—
POSCO INTERNATIONAL Corporation		5,835,226	42,888	690,345	—	57,624	4,318
POSCO Thainox Public Company Limited		299,450	5,335	10,115	—	—	71
POSCO America Corporation		336,366	—	—	—	—	2,486
POSCO Canada Ltd.		—	2,155	300,982	—	—	—
POSCO Asia Co., Ltd.		1,857,665	253	536,280	650	2,449	6,524
Qingdao Pohang Stainless Steel Co., Ltd.		188,252	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,353,313	6	25,773	4,204	—	5,411
POSCO-VIETNAM Co., Ltd.		273,573	156	—	—	—	8
POSCO MEXICO S.A. DE C.V.		299,276	17	—	—	—	35
POSCO Maharashtra Steel Private Limited		563,618	584	—	—	—	156
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		196,095	—	2,616	—	—	5
Others(*5)		1,158,122	44,098	456,804	31,787	264,060	140,869

		13,472,119	143,067	2,931,565	750,275	688,025	428,288

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		10,904	240	3,166	215,023	24,192	10,257
SNNC		5,105	4,108	558,425	—	—	80
POSCO-SAMSUNG-Slovakia Processing Center		61,981	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	810,196	—	—	—
Others		14,199	54,747	64,335	—	—	6

		92,189	59,095	1,436,122	215,023	24,192	10,343

	￦	13,564,308	202,162	4,367,687	965,298	712,217	438,631

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2018, the Company provided guarantees to related parties (Note 38).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(*5)

During the year ended December 31, 2018, the Company made loans of ￦2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of December 31, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

2)	For the year ended December 31, 2019

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	6,688	11,137	4,725	416,734	57	24,174
POSCO COATED & COLOR STEEL Co., Ltd.		468,070	2,014	95	—	20,298	724
POSCO ICT(*4)		2,924	4,994	—	344,977	34,638	181,128
eNtoB Corporation		15	60	304,846	64,845	126	25,754
POSCO CHEMICAL CO., LTD		389,731	35,592	522,493	17,549	315,530	4,561
POSCO ENERGY CO., LTD.		148,205	2,211	5,123	94	—	7,561
POSCO INTERNATIONAL Corporation		6,025,938	46,661	541,002	—	49,506	7,149
POSCO Thainox Public Company Limited		265,374	13,795	10,037	—	—	3
POSCO America Corporation		300,598	—	—	—	—	2,994
POSCO Canada Ltd.		1,067	1,833	306,552	—	—	—
POSCO Asia Co., Ltd.		1,781,841	1,352	390,056	1,338	1,574	7,561
Qingdao Pohang Stainless Steel Co., Ltd.		146,468	—	—	—	—	110
POSCO JAPAN Co., Ltd.		1,509,631	36	38,631	6,269	—	5,835
POSCO-VIETNAM Co., Ltd.		265,849	368	—	—	—	66
POSCO MEXICO S.A. DE C.V.		303,924	159	—	—	—	809
POSCO Maharashtra Steel Private Limited		644,652	311	—	—	—	800
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		121,633	27	2,189	—	—	—
POSCO VST CO., LTD.		299,307	—	—	—	—	114
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	154	694,600	—	—	—
Others		964,532	20,679	134,296	34,444	246,184	169,849

		13,646,447	141,383	2,954,645	886,250	667,913	439,192

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		1,364	86	2,882	306,927	15,089	30,317
SNNC		5,527	4,100	588,276	—	—	9
POSCO-SAMSUNG-Slovakia Processing Center		65,688	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	1,272,878	—	—	—
Others		16,084	112,390	76,427	—	—	85,167

		88,663	116,576	1,940,463	306,927	15,089	115,493

	￦	13,735,110	257,959	4,895,108	1,193,177	683,002	554,685

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2019, the company provided guarantees to related parties (Note 38)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

3)	For the year ended December 31, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	6,790	11,123	15	772,846	220	63,467
POSCO COATED & COLOR STEEL Co., Ltd.		418,619	1,820	—	—	28,523	639
POSCO ICT(*4)		2,747	4,996	—	374,914	41,384	181,554
eNtoB Corporation		15	60	214,750	34,217	76	25,870
POSCO CHEMICAL CO., LTD		258,154	34,944	456,780	23,003	304,135	4,816
POSCO ENERGY CO., LTD.		1,262	2,396	14,011	3	—	23,336
POSCO INTERNATIONAL Corporation		5,644,017	56,322	342,520	—	11,371	4,375
POSCO Thainox Public Company Limited		311,924	137	2,538	—	—	—
POSCO America Corporation		121,377	—	—	—	—	1,249
POSCO Canada Ltd.		—	1,325	162,385	—	—	—
POSCO Asia Co., Ltd.		1,514,154	1,060	151,373	4,331	1,508	3,915
Qingdao Pohang Stainless Steel Co., Ltd.		145,006	66	—	—	—	305
POSCO JAPAN Co., Ltd.		1,076,987	—	37,210	5,277	—	6,225
POSCO-VIETNAM Co., Ltd.		253,060	605	—	—	—	96
POSCO MEXICO S.A. DE C.V.		168,188	403	—	—	—	2,000
POSCO Maharashtra Steel Private Limited		328,943	2,507	—	—	—	479
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		112,925	—	—	—	—	—
POSCO VST CO., LTD.		208,464	218	—	—	—	156
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	600,580	—	—	—
Others		1,331,672	23,017	73,575	45,695	270,821	135,698

		11,904,304	140,999	2,055,737	1,260,286	658,038	454,180

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.(*5)		65	41	916	84,839	4,086	12,431
SNNC		5,651	4,739	545,001	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		40,512	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	91,188	1,300,296	—	—	—
Others		34,555	69,110	63,945	—	—	31,637

		80,783	165,078	1,910,158	84,839	4,086	44,068

	￦	11,985,087	306,077	3,965,895	1,345,125	662,124	498,248

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2020, the company provided guarantees to related parties (Note 38)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the year ended December 31, 2020, the Company has lost significant influence over the investee.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	The related account balances of receivables and payables resulting from significant transactions between the controlling company and related companies as of December 31, 2019 and 2020 are as follows:

1)	December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others(*1)		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

	￦	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(*1)

During the year ended December 31, 2018, the Company made loans amounting to ￦2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of December 31, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO America Corporation		19	—	19	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
Others(*1)		557,841	29,962	587,803	41,564	32,785	86,891	161,240

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and joint ventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	￦	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

(*1)	As of December 31, 2020, the Company has loans amounting to ￦2,950 million granted to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, which has been fully impaired.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2018, 2019 and 2020 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	19,394	—	83	24,103
New Songdo International City Development, LLC		30,997	53,316	—	97
SNNC		66,075	128	2,395	71,421
Chuncheon Energy Co., Ltd.		25,693	—	—	—
Noeul Green Energy Co., Ltd.		6,444	—	—	587
VSC POSCO Steel Corporation		12,504	—	2,314	—
USS-POSCO Industries		—	—	2,595	—
CSP—Compania Siderurgica do Pecem		239,922	9,678	346,602	26,324
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		46,538	—	62,851	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	10,572	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		12,244	—	—	—
PT. Batutua Tembaga Raya		—	168	15,663	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,417	—	249	—
Sebang Steel		—	—	13,571	—
DMSA/AMSA		—	—	46,293	—
South-East Asia Gas Pipeline Company Ltd.		—	50,789	—	—
Others		359,124	62,375	20,136	50,918

	￦	849,352	176,454	523,324	173,450

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	For the year ended December 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	15,637	—	39	14,778
New Songdo International City Development, LLC		33,885	44,131	—	36
SNNC		74,034	—	35,910	65,503
Chuncheon Energy Co., Ltd.		1,156	—	—	—
Noeul Green Energy Co., Ltd.		6,579	—	—	1,217
USS-POSCO Industries		4	—	1,835	—
CSP—Compania Siderurgica do Pecem		98,330	12,718	416,541	23,398
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		34,895	—	39,733	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		10	—	4,222	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		11,500	—	—	—
PT. Batutua Tembaga Raya		—	772	45,841	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,083	—	353	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	71,275	—
South-East Asia Gas Pipeline Company Ltd.		64	42,010	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		88,506	16,424	4,769	2,144
Samcheok BluePower Co.,Ltd (Formerly, POSPower Co., Ltd.)		163,167	—	—	—
TK CHEMICAL CORPORATION		172,133	—	63,836	—
Others		252,125	53,596	31,460	28,039

	￦	982,108	169,651	720,676	135,115

3)	For the year ended December 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	2,558	—	5	—
New Songdo International City Development, LLC		125,909	26,451	—	137
SNNC		61,332	30	48,764	126,060
Chuncheon Energy Co., Ltd.		213	211	—	—
Noeul Green Energy Co., Ltd.		6,059	—	—	829
CSP—Compania Siderurgica do Pecem		47,243	11,432	165,269	14,399
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		42,189	—	37,509	151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,780	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		8,757	—	—	—
PT. Batutua Tembaga Raya		—	1,061	28,174	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		29,964	—	384	—
DMSA/AMSA		—	—	29,189	—
South-East Asia Gas Pipeline Company Ltd.		7	71,299	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		31,068	19,530	3,608	701
Samcheok BluePower Co.,Ltd (Formerly, POSPower Co., Ltd.)		220,372	—	—	—
TK CHEMICAL CORPORATION		104,749	—	26,863	—
Others		182,151	71,955	49,315	37,582

	￦	862,571	201,969	394,860	179,859

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(d)

The related account balances of receivables and payables resulting from significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2019 and December 31, 2020 are as follows:

1)	December 31, 2019

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	4,121	—	205	4,326	791	8	799
New Songdo International City Development, LLC		23,626	—	20,592	44,218	—	10	10
Chuncheon Energy Co., Ltd.		—	8,234	—	8,234	657	—	657
Samcheok BluePower Co., Ltd. (Formerly, POSPower Co., Ltd.)		34,945	—	—	34,945	—	67,543	67,543
Nickel Mining Company SAS		—	60,516	120	60,636	—	—	—
CSP—Compania Siderurgica do Pecem		244,700	—	14,264	258,964	—	33	33
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,273	—	—	10,273	633	—	633
PT. Batutua Tembaga Raya		—	36,291	19,993	56,284	56	—	56
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,035	—	—	7,035	101	—	101
DMSA/AMSA		—	57,999	1,672	59,671	—	—	—
South-East Asia Gas Pipeline Company Ltd.		14	147,367	—	147,381	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,078	—	—	8,078	916	—	916
TK CHEMICAL CORPORATION		37,373	—	—	37,373	110	—	110
Others		94,914	138,663	97,804	331,381	7,128	13,379	20,507

	￦	465,079	449,070	154,650	1,068,799	10,392	80,973	91,365

(*1)	As of December 31, 2019, the Company recognizes bad debt allowance for receivables amounting to ￦132,554 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	December 31, 2020

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC		23,866	—	20,592	44,458	—	3	3
Chuncheon Energy Co., Ltd.		—	—	—	—	444	—	444
Samcheok BluePower Co., Ltd. (Formerly, POSPower Co., Ltd.)		92,715	—	—	92,715	—	40,536	40,536
Nickel Mining Company SAS		—	62,420	143	62,563	—	—	—
CSP—Compania Siderurgica do Pecem		19,704	—	—	19,704	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,534	—	—	6,534	1,023	150	1,173
PT. Batutua Tembaga Raya		—	35,355	—	35,355	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,889	—	—	13,889	193	—	193
South-East Asia Gas Pipeline Company Ltd.		—	91,003	—	91,003	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		2,799	—	—	2,799	783	—	783
TK CHEMICAL CORPORATION		21,916	—	—	21,916	429	—	429
Others		78,752	166,572	111,083	356,407	7,035	11,446	18,481

	￦	260,175	355,350	131,818	747,343	9,907	52,135	62,042

(*1)	As of December 31, 2020, the Company recognizes bad debt allowance for receivables amounting to ￦133,997 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2019 and 2020 were as follows:

1)	December 31, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	5,695	4,884	—	—	10,579
DMSA/AMSA(*1)		64,297	15,451	—	(21,749)	57,999
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(48,027)	4,287	147,367
PT. Batutua Tembaga Raya		35,100	—	—	1,191	36,291
PT. Tanggamus Electric Power		4,423	—	—	157	4,580
PT. Wampu Electric Power		5,330	—	—	189	5,519
PT. POSMI Steel Indonesia		2,236	—	—	80	2,316
Nickel Mining Company SAS		59,664	—	—	852	60,516
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	238	6,947
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	(3,354)	—	—
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	238	6,947
AMCI (WA) PTY LTD		90,480	4,669	—	(16,596)	78,553
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,590	—	—	199	5,789
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,945	—	—	317	9,262
Hyo-chun Co., Ltd.(*3)		—	—	—	2,382	2,382
Chuncheon Energy Co., Ltd.		—	8,234	—	—	8,234
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,827	—	(38)	5,789

	￦	489,639	39,065	(51,381)	(28,253)	449,070

(*1)	During the year ended December 31, 2019, loans amounting to ￦23,682 million have been converted to shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.
(*3)	During the year ended December 31, 2019, it was newly classified to associates.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	December 31, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	10,579	12,873	—	—	23,452
DMSA/AMSA(*1)		57,999	—	—	(57,999)	—
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(47,539)	(8,825)	91,003
PT. Batutua Tembaga Raya		36,291	—	—	(936)	35,355
PT. Tanggamus Electric Power		4,580	—	—	(276)	4,304
PT. Wampu Electric Power		5,519	—	—	(333)	5,186
PT. POSMI Steel Indonesia		2,316	—	—	(140)	2,176
Nickel Mining Company SAS		60,516	—	—	1,904	62,420
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	(268)	5,440
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	(419)	6,528
AMCI (WA) PTY LTD		78,553	5,550	—	(812)	83,291
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	(349)	5,440
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	(558)	8,704
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
Chun-cheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	11,805	—	(1,274)	16,320
CAML RESOURCES PTY LTD		—	3,219	—	93	3,312
Shinahn wind power generation		—	37	—	—	37

	￦	449,070	33,484	(57,012)	(70,192)	355,350

(*1)	During the year ended December 31, 2020, loans amounting to ￦60,278 million have been converted to shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(f)	For the years ended December 31, 2018, 2019 and 2020, details of compensation to key management officers were as follows:

(in millions of Won)	2018		2019	2020
Short-term benefits	￦	115,618	119,658	109,546
Long-term benefits		13,400	13,562	15,288
Retirement benefits		21,658	21,231	16,238

	￦	150,676	154,451	141,072

Key management officers include directors (including non-standing directors), executive officers and fellow officers who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

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

(b)	Details of guarantees

Contingent liabilities on outstanding guarantees and others provided by the Company as of December 31, 2020 are as follows.

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	100,000,000	108,800	100,000,000	108,800
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	169,728	156,000,000	169,728
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	130,560	120,000,000	130,560
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	199,908	5,501,000,000	199,908
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	152,085	139,784,000	152,085
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,469,126	783,740,291	852,710
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	146,527,500	159,422	131,874,750	143,479
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD. (Formerly, Daewoo Global Development Pte., Ltd.)	Export-Import Bank of Korea and others	USD	186,625,000	203,048	178,750,000	194,480

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	43,117,404	46,912	33,167,234	36,086
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	11,968	11,000,000	11,968
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	148,476,103	161,542	146,341,912	159,220
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	15,942	14,652,750	15,942
	POSCO INTERNATIONAL AMERICA Corp.
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd..
	POSCO INTERNATIONAL MEXICO S.A. de C.V.
	POSCO INTERNATIONAL Japan Corp.	Bank Mendes Gans	USD	50,000,000	54,400	29,545,000	32,145
	POSCO INTERNATIONAL Malaysia SDN BHD
	POSCO INTERNATIONAL Deutschland GmbH
	POSCO INTERNATIONAL Italia S.R.L.
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	29,376	27,000,000	29,376
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	42,000,000	45,696	42,000,000	45,696
	Songdo Posco family Housing	Shinyoung securities	KRW	20,000	20,000	20,000	20,000
	JB CLARK HILLS	KOREA INVESTMENT& SECURITIES Co., Ltd.	KRW	60,000	60,000	60,000	60,000
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	28,179	25,900,000	28,179
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,632	900,000	979
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination (formerly, PT.Krakatau Posco Chemtech Calcination)	POSCO Asia Co., Ltd. and others	USD	15,200,000	16,538	10,000,000	10,880
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	15,218	13,986,947	15,218
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	96,727	88,903,407	96,727
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	76,160	70,000,000	76,160
POSCO America Corporation	POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Bank of America N.A.	USD	37,400,000	40,691	37,400,000	40,691

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[Associates and joint ventures]
POSCO	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	456,961	370,715,701	403,340
		BNDES	BRL	464,060,000	97,207	464,060,000	97,207
	LLP POSUK Titanium	SMBC	USD	13,500,000	14,688	13,500,000	14,688
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	61,559	46,000,000	61,559
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	8,949	7,700,000	8,378
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	686,000	686,000	637,200	637,200
	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	59,425	59,425
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	98,284	98,284
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	275,989	275,989	14,486	14,486
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	15,062	15,062
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	31,036	31,036
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE CO.,LTD and others	KRW	44,054	44,054	29,730	29,730
	NEXTRAIN Co., Ltd	Kookmin Bank and others	KRW	634,752	634,752	9,600	9,600
	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,300	145,300
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	50,249	50,249	39,820	39,820
	Hyochun Co., Ltd.	Kyobo Securities	KRW	10,325	10,325	10,325	10,325
	Shinahn wind power generation	NH INVESTMENT & SECURITIES CO.,LTD. and others	KRW	17,860	17,860	17,124	17,124
	Metropolitan Outer Ring Expressway Co., Ltd	Woori Bank	KRW	24,920	24,920	1,308	1,308
	Western Inland highway CO.,LTD.	Kookmin Bank	KRW	47,348	47,348	—	—
POSCO CHEMICAL CO., LTD	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	1,140,000	1,240	31,667	34
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	23,738	3,019,552	3,285
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Kookmin Bank and others	KRW	4,236,319	4,236,319	2,284,596	2,284,596
POSCO ICT	BLT Enterprise and others	Hana Bank and others	KRW	192,847	192,847	116,106	116,106
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	11,637,271	9,735	11,637,271	9,735
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,192	80,000,000,000	6,192
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	188,156,806	2,796	188,156,806	2,796

			USD	3,253,056,293	3,539,326	2,555,913,211	2,780,834
			KRW	6,760,092	6,760,092	3,626,402	3,626,402
			IDR	80,000,000,000	6,192	80,000,000,000	6,192
			INR	188,156,806	2,796	188,156,806	2,796
			THB	5,501,000,000	199,908	5,501,000,000	199,908

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
			EUR	46,000,000	61,559	46,000,000	61,559
			AUD	11,637,271	9,735	11,637,271	9,735
			BRL	464,060,000	97,207	464,060,000	97,207

(c)	Other commitments

Details of other commitments of the Company as of December 31, 2020 are as follows:

Description
POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2020, 57 million tons of iron ore and 10 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has long-term service contracts for the transportation of raw materials. As of December 31, 2020, there are 38 vessels under contracts, and the average remaining contract period is about 9 years.

As of December 31, 2020, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment in full or in part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

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

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

Description

the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of December 30, 2021, the amount which is exposed to the ship purchase agreements entered into is USD 208 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mineral Resources Corporation (KORES) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdins II Limited) in August 2020. KAC has the rights and obligations to the 15.5% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As of December 31, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,495 million and uses USD 830 million with Woori Bank and others.

As of December 31, 2020, the out standing balance of loans related to major liability compliance agreements is ￦165 billion from development of Pangyo the First Park Project. If the responsibility is not fulfilled, the obligation is to compensate for damages of principal and interest. In addition, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ￦1,249,107 million(limited to ￦2,396,320 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

POSCO ICT

As of December 31, 2020, the company is provided with a guarantee of ￦134,170 million and ￦8,324 million and ￦305 million, respectively, from the Software credit union and the Seoul guarantee insurance company and Engineering credit union.

In connection with 5 projects, including the construction of the Hanam Smart Building, the company is responsible for fulfilling its obligations. If the responsibility is not fulfilled, the Company is liable for damages of principal and interest of lenders (financial institutions that lend to the developer). Outstanding loans related to the liability compliance agreement are worth ￦298.4 billion (loan ceiling ￦352.9 billion) as of December 31, 2020. The company has the right to request the trustee to sell the trust property in the event of a certain reason in the trust contract, such as repaying the liability to the lenders.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(d)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC(“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of December 31, 2020, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

2)	Other litigations

As of December 31, 2020, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Descrioption
POSCO	30	KRW	48,719	48,719	Lawsuit on claim for employee right and others(*1)
	1	BRL	72,774	15,244	Lawsuit on claim for payment for goods
	1	CAD	79,000	67,411	Lawsuit on claim for damages
	2	INR	4,469,396	66,415	Lawsuit on claim for payment on guarantees and others(*1)
	5	KRW	25,092	25,092	Litigation for confirmation of deposit bond and others
	4	USD	22,966	24,987	Lawsuit on claim for damages and others
	1	PKR	124,775	846	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	105	KRW	470,021	470,021	Lawsuit on claim for damages and others(*1)
POSCO ICT	2	BRL	7,965	1,668	Lawsuit on claim for damage(*1)
	7	KRW	4,938	4,938	Lawsuit on claim for damages and others(*1)
POSCO A&C	8	KRW	8,668	8,668	Lawsuit on claim for payment on construction and others(*1)
POSCO ENERGY CO., LTD.	4	KRW	11,940	11,940	Lawsuit on claim for damages and others
	2	USD	400,000	435,200	Lawsuit on claim for damages
POSCO E&C CHINA CO., LTD.	4	CNY	43,163	7,206	Lawsuit over contract dispute and others(*1)
POSCO O&M Co., Ltd.	2	KRW	1,080	1,080	Lawsuit on claim for damages
POSCO ENGINEERING (THAILAND) CO., LTD.	2	THB	187,648	6,819	Lawsuit on claim for payment on construction and others
	1	USD	221	241	Lawsuit on claim for payment on construction
eNtoB Corporation	2	KRW	31	31	Lawsuit on claim for damages

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Descrioption
POSCO E&C Vietnam Co., Ltd.	1	USD	211	229	Lawsuit on claim for payment on construction
	1	VND	90,158,406	4,246	Lawsuit on claim for payment on construction
Pos-Sea Pte Ltd	2	USD	15,900	17,299	Lawsuit over contract dispute
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	6	TRY	307	45	Lawsuit over industrial accidents and others(*1)
POSCO India Steel Distribution Center Private Ltd.	1	INR	223,795	3,326	Lawsuit on claim for tax restitution
Brazil Sao Paulo Steel Processing Center	4	BRL	3,844	805	Lawsuit on claim for labor and others
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	85	BRL	147,667	30,932	Lawsuit on claim for payment on construction and others(*1)
POSCO ASSAN TST STEEL INDUSTRY	1	USD	325	353	Lawsuit on compensation(*1)
POSCO TMC INDIA PRIVATE LIMITED	2	INR	—	—	Lawsuit on claim for employee laid-off
POSCO America Corporation	1	USD	—	—	Lawsuit on claim for labor
POSCO Center Beijing	1	CNY	741	124	Lawsuit on claim for Deposit Return
POSCO INDIA PROCESSING	1	INR	54,420	809	Lawsuit on claim for damages
POSCO-India Pune Processing	1	INR	2,197,800	32,659	Lawsuit over contract dispute
POSCO CHEMCAL CO., LTD	1	KRW	15,383	15,383	Calculation of stock purchase value
POSCO M-TECH	2	KRW	101	101	Lawsuit on claim for damages
POSCO Engineering and Construction India Private Limited	2	INR	522,800	7,769	Lawsuit on claim for payment
POSCO INTERNATIONAL AMERICA Corp.	2	USD	12,106	13,171	Lawsuit on claim for damages
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	1	KRW	3,305	3,305	Lawsuit on claim for payment
POSCO Thainox Public Company Limited	1	KRW	3,506	127	Lawsuit on invalidation of a check
POSCO SPS CORPORATION	1	KRW	3,229	3,229	Lawsuit on claim for damages

(*1)

The Company made a reliable estimate in 85 lawsuits by considering the possibility and amount of expected outflow of resources and recognized ￦59,211 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2020 for the matters.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(e)	Other contingent circumstances

Other major contingencies for the Company as of December 31, 2020 are as follows:

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of December 31, 2020, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 32 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ￦6,066,568 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of December 31, 2020, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

39.	Additional Information of Statement of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2018, 2019 and 2020 were as follows:

(in millions of Won)	2018		2019	2020
Trade accounts and notes receivable	￦	17,806	286,121	818,857
Other receivables		(20,786)	(163,234)	210,630
Inventories		(1,451,009)	1,136,819	1,443,931
Other current assets		1,118	42,337	51,750
Other non-current assets		5,974	(30,010)	(92,068)
Trade accounts and notes payable		379,742	(732,741)	594,414
Other payables		(111,893)	2,762	(78,997)
Other current liabilities		(197,154)	(173,762)	101,027
Provisions		(119,617)	(75,514)	(81,988)
Payments of severance benefits		(189,165)	(152,275)	(225,293)
Plan assets		(245,214)	(217,953)	(94,121)
Other non-current liabilities		(175,528)	(36,595)	207,766

	￦	(2,105,726)	(114,045)	2,855,908

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2019 and 2020 were as follows:

1)	December 31, 2019

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	7,487,780	12,721,490	8,673	94,754	83,523
Changes from financing cash flows		(2,194,727)	1,900,132	(962,712)	(167,427)	7,657
Changes arising from obtaining or losing control of subsidiaries or other business		(45,589)	(88,966)	324	—	—
The effect of changes in foreign exchange rates		238,869	415,028	(649)	(1,867)	—
Changes in fair values		—	—	—	—	(75,656)

Other changes:
Decrease in retained earnings		—	—	889,900	—	—
Decrease in non-controlling interest		—	—	67,569	—	—
Interest expenses		—	7,596	—	—	—
Initial application of IFRS No.16		—	—	—	677,370	—
Increase in lease assets		—	—	—	72,640	—

Ending	￦	5,486,333	14,955,280	3,105	675,470	15,524

2)	December 31, 2020

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	5,486,333	14,955,280	3,105	675,470	15,524
Changes from financing cash flows		35,525	766,330	(675,684)	(217,312)	4,096
Changes arising from obtaining or losing control of subsidiaries or other business		—	—	—	—	—
The effect of changes in foreign exchange rates		(327,463)	(432,082)	—	(29,728)	—
Changes in fair values		—	—	—	—	159,368

Other changes:
Decrease in retained earnings		—	—	607,411	—	—
Decrease in non-controlling interest		—	—	67,871	—	—
Interest expenses		—	13,684	—	10	—
Increase in lease assets		—	—	—	311,235	—

Ending	￦	5,194,395	15,303,212	2,703	739,675	178,988

40.	Operating Segments and Geographic Information

(a)	The Company’s operating segments are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

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

(b)	Information about reportable segments as of and for the years ended December 31, 2018, 2019 and 2020 were as follows:

1)	As of and for the year ended December 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	32,358,009	22,407,717	6,769,410	3,442,641	64,977,777
Internal revenues		18,063,213	15,911,138	551,324	2,755,176	37,280,851
Including inter segment revenue		12,496,287	8,743,666	465,057	2,639,561	24,344,571
Total revenues		50,421,222	38,318,855	7,320,734	6,197,817	102,258,628
Interest income		199,016	36,437	115,019	23,454	373,926
Interest expenses		(468,681)	(189,165)	(111,101)	(94,613)	(863,560)
Depreciation and amortization		(2,812,666)	(210,493)	(36,840)	(265,416)	(3,325,415)
Impairment loss on property, plant and equipment and others		(1,057,474)	(86,085)	(82,521)	(117,280)	(1,343,360)
Share of loss of equity-accounted investees, net		(733,879)	(160,085)	(155,371)	—	(1,049,335)
Income tax expense		(1,307,292)	(52,914)	(238,441)	(65,611)	(1,664,258)
Segment profit (loss)		1,268,313	49,264	234	13,608	1,331,419
Segment assets		70,976,493	15,550,854	7,333,221	8,017,433	101,878,001
Investment in subsidiaries, associates and joint ventures		16,099,692	1,379,045	511,230	932,107	18,922,074
Acquisition of non-current assets		2,239,467	132,017	49,095	232,281	2,652,860
Segment liabilities		20,289,037	11,454,079	4,386,852	4,134,352	40,264,320

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

2)	As of and for the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	32,078,453	22,157,131	6,944,629	3,186,635	64,366,848
Internal revenues		17,729,990	15,467,687	743,376	2,796,306	36,737,359
Including inter segment revenue		12,184,743	8,130,503	686,881	2,638,449	23,640,576
Total revenues		49,808,443	37,624,818	7,688,005	5,982,941	101,104,207
Interest income		211,715	41,739	118,102	28,036	399,592
Interest expenses		(529,743)	(183,129)	(77,005)	(81,778)	(871,655)
Depreciation and amortization		(2,892,901)	(276,817)	(29,266)	(226,693)	(3,425,677)
Impairment loss on property, plant and equipment and others		(497,583)	(131,914)	(1,490)	(3,758)	(634,745)
Share of loss of equity-accounted investees, net		(865,769)	(76,038)	(85,628)	—	(1,027,435)
Income tax expense		(725,448)	(119,044)	(86,106)	(105,171)	(1,035,769)
Segment profit		585,948	165,348	27,789	544,961	1,324,046
Segment assets		71,153,809	14,482,538	7,653,637	9,212,225	102,502,209
Investment in subsidiaries, associates and joint ventures		15,650,654	1,409,764	527,418	1,062,215	18,650,051
Acquisition of non-current assets		2,275,103	192,805	30,563	404,963	2,903,434
Segment liabilities		21,101,474	10,184,521	4,584,423	4,454,502	40,324,920

3)	As of and for the year ended December 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	28,892,877	19,345,222	6,576,170	2,978,527	57,792,796
Internal revenues		15,365,443	12,946,803	1,033,821	2,609,941	31,956,008
Including inter segment revenue		10,545,577	6,413,835	965,409	2,442,961	20,367,782
Total revenues		44,258,320	32,292,025	7,609,991	5,588,468	89,748,804
Interest income		233,833	44,528	103,974	22,607	404,942
Interest expenses		(467,767)	(127,800)	(60,768)	(69,152)	(725,487)
Depreciation and amortization		(3,040,316)	(313,134)	(71,144)	(236,763)	(3,661,357)
Impairment loss on property, plant and equipment and others		(37,623)	(8,226)	(32,184)	(224)	(78,257)
Share of loss of equity-accounted investees, net		(409,889)	(116,074)	(65,409)	(17,631)	(609,003)
Income tax expense		(77,682)	(92,589)	(57,178)	(72,929)	(300,378)
Segment profit		711,883	157,152	150,021	293,513	1,312,569
Segment assets		71,105,618	13,152,462	7,658,130	9,356,528	101,272,738
Investment in subsidiaries, associates and joint ventures		15,425,607	1,958,333	603,752	907,645	18,895,337
Acquisition of non-current assets		2,819,217	180,005	36,385	451,158	3,486,765
Segment liabilities		20,976,864	8,804,555	4,260,003	4,896,040	38,937,462

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2018		2019	2020
Total revenue for reportable segments	￦	102,258,628	101,104,207	89,748,804
Elimination of inter-segment revenue		(37,280,851)	(36,737,359)	(31,956,008)
Basis difference(*2)		176,859	418,861	(326,118)

	￦	65,154,636	64,785,709	57,466,678

2)	Profit

(in millions of Won)	2018		2019	2020
Total profit (loss) for reportable segments	￦	1,331,419	1,324,046	1,312,569
Goodwill and corporate FV adjustments		(77,756)	(80,218)	(74,685)
Elimination of inter-segment profits		638,401	738,809	550,268
Income tax expense		1,670,757	1,070,641	236,934
Basis difference(*2)		53,195	73,256	(52,322)

Profit before income tax expense	￦	3,616,016	3,126,534	1,972,764

3)	Assets

(in millions of Won)	2019		2020
Total assets for reportable segments(*1)	￦	102,502,209	101,272,738
Equity-accounted investees		(14,400,831)	(14,697,612)
Goodwill and corporate FV adjustments		2,622,409	2,518,590
Elimination of inter-segment assets		(11,665,126)	(10,006,743)
Basis difference(*2)		312,147	596,703

	￦	79,370,808	79,683,676

(*1)

As segment assets and liabilities are determined based on separate financial statements, the carrying amount of assets of subsidiaries, which are in a different segment from that of their immediate parent company, in the separate financial statements the immediate parent company is eliminated upon consolidation. In addition, the amount of investment in associates and joint ventures are adjusted from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

4)	Liabilities

(in millions of Won)	2019		2020
Total liabilities for reportable segments	￦	40,324,920	38,937,462
Corporate FV adjustments		292,124	263,490
Elimination of inter-segment liabilities		(9,353,090)	(7,788,571)
Basis difference(*2)		343,556	667,772

	￦	31,607,510	32,080,153

5)	Other significant items

a)	December 31, 2018

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	373,926	—	(36,668)	—	337,258
Interest expenses		(863,560)	1,035	121,229	—	(741,296)
Depreciation and amortization		(3,325,415)	(103,932)	161,718	—	(3,267,629)
Share of profit of equity-accounted investees, net		(1,049,335)	—	1,161,970	—	112,635
Income tax expense		(1,664,258)	25,921	(32,420)	(12,873)	(1,683,630)
Impairment loss on property, plant and equipment and others		(1,343,360)	(779)	(107,258)	—	(1,451,397)

b)	December 31, 2019

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	399,592	—	(47,208)	—	352,384
Interest expenses		(871,655)	806	115,138	—	(755,711)
Depreciation and amortization		(3,425,677)	(109,941)	74,503	—	(3,461,115)
Share of profit of equity-accounted investees, net		(1,027,435)	—	1,301,176	—	273,741
Income tax expense		(1,035,769)	28,917	(63,789)	(17,728)	(1,088,369)
Impairment loss on property, plant and equipment and others		(634,745)	—	(70,011)	—	(704,756)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

c)	December 31, 2020

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	404,942	—	(32,768)	—	372,174
Interest expenses		(725,487)	806	85,884	—	(638,797)
Depreciation and amortization		(3,661,357)	(102,385)	142,002	—	(3,621,740)
Share of profit of equity-accounted investees, net		(609,003)	—	742,300	—	133,297
Income tax expense		(300,378)	27,655	35,789	12,662	(224,272)
Impairment loss on property, plant and equipment and others		(78,257)	(761)	(150,828)	—	(229,846)

(*2)

Basis difference is related to the difference in recorded revenue and expenses for development and sale of certain residential real estate between the report reviewed by the management and the consolidated financial statements.

(d)	Revenue by geographic area for the years ended December 31, 2018, 2019 and 2020 was as follows:

(in millions of Won)	2018		2019	2020
Domestic	￦	41,671,930	40,890,972	36,806,651
Japan		2,084,061	2,202,075	1,788,839
China		6,945,266	7,165,271	7,238,063
Asia-other		8,904,532	8,976,593	7,897,041
North America		1,834,534	1,711,859	1,308,943
Others		3,537,454	3,420,078	2,753,259

		64,977,777	64,366,848	57,792,796
Basis difference		176,859	418,861	(326,118)

	￦	65,154,636	64,785,709	57,466,678

The information on geography, segment revenue is presented based on the geographical location of customers.

(e)	Non-current assets by geographic area as of December 31, 2019 and 2020 are as follows:

(in millions of Won)	2019		2020
Domestic	￦	27,742,370	27,652,233
Japan		175,719	168,269
China		1,307,847	1,245,181
Asia-other		4,916,775	4,284,480
North America		221,565	275,245
Others		1,348,397	1,218,946

	￦	35,712,673	34,844,354

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2019 and 2020

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of the consolidated revenue.

41.	Events after the Reporting Period

(a)

POSCO CHEMICAL CO., LTD, a subsidiary of the Company, carried out capital increase after the reporting period, and received ￦1,273.5 billion from the increase (including POSCO ￦688.1 billion) on January 21, 2021. The capital increase is part of the Company’s mid- to long-term strategy to expand the production facilities of anode materials in response to the demand of lithium-ion battery market.

(b)

POSCO INTERNATIONAL Corporation holds interests in several gas field projects in Myanmar and the related revenue for 2020 was ￦605 billion. In February 2021, Myanmar’s military declared state of emergency for a year with detention of Myanmar’s national adviser Aung San Suu Kyi and senior members of the ruling party’s National League for Democracy. As of the authorization date of issuance for the accompanying consolidated financial statements, the Company has not experienced business suspension or delay in delivery of gas due to the political instability in Myanmar. However, and the Company cannot estimate the future impact on POSCO INTERNATIONAL Corporation’s business in Myanmar due to the uncertainty of the duration of the matter and the ultimate outcome thereof.

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

POSCO
(Registrant)

/s/ Choi, Jeong-Woo
Name:	Choi, Jeong-Woo
Title:	Chief Executive Officer and Representative Director
Date:	April 29, 2021