Form 20-F
period 2021-12-31
POSCO HOLDINGS INC.
filed 2022-04-28
CIK 889132

As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number
1-13368
POSCO HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

POSCO HOLDINGS INC.	The Republic of Korea
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
POSCO Center, 440
Teheran-ro,
Gangnam-gu
Seoul, Republic of Korea 06194
(Address of principal executive offices)
Jang, Soo-Young
POSCO Center, 440
Teheran-ro,
Gangnam-gu
Seoul, Republic of Korea 06194
Telephone:
+82-2-3457-0747;
E-mail: syjang0228@posco-inc.com; Facsimile: +82-2-3457-6000
(Name, telephone,
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
None
As of December 31, 2021, there were 75,625,572 shares of common stock, par value Won 5,000 per share, outstanding
(not including 11,561,263 shares of common stock held by the company as treasury shares)
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
Large accelerated file
r
☒

Accelerated filer
☐

Non
-accelerated
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
U.S. GAAP
☐

IFRS
☒
         Other
☐
Auditor Name: KPMG Samjong Accounting Corp.             Auditor Location: Seoul, Republic of Korea             Auditor Firm ID: 1357
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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	Citibank, N.A.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Commercial Code”	Commercial Code of the Republic of Korea.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO HOLDINGS INC.

“deposit agreement”	Deposit Agreement, dated as of July 19, 2013, among POSCO (currently named POSCO HOLDINGS INC.), the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder.

“Dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.

“Government”	The government of the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“IASB”	International Accounting Standards Board.

“IFRS”	International Financial Reporting Standards.

“Korea”	The Republic of Korea.

“K-IFRS”	Korean International Financial Reporting Standards.

“Pohang Works”	Pohang Steel Works.

“POSCO Group”	POSCO HOLDINGS INC. and its consolidated subsidiaries.

“Renminbi”	The currency of the People’s Republic of China.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“We”	POSCO HOLDINGS INC. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires. Accordingly, in the context of discussing our steel operations, “we” refers to the steel producing operations of the subsidiaries of POSCO HOLDINGS INC., including POSCO, POSCO (Zhang-jiagang), PT. Krakatau POSCO and POSCO VINA.

“Won” or “ ￦ ”	The currency of the Republic of Korea.

“Yen”	The currency of Japan.
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
Item 3.A.  [Reserved]
Item 3.B.
  Capitalization and Indebtedness
Not applicable
Item 3.C.
  Reasons for Offer and Use of Proceeds
Not applicable
Item 3.D.
  Risk Factors
You should carefully consider the risks described below.
The global economic downturn may adversely affect our business and performance. The global economic outlook for the near future remains uncertain.
Our business is affected by highly cyclical market demand for our products and services. In particular, POSCO and our other subsidiaries that engage in steel production activities are affected by market demand from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the ongoing global pandemic of a new strain of coronavirus
(“COVID-19”)
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
An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products. In the case of a prolonged decrease in demand, we may need to rationalize our production capacity and reduce fixed costs, and we will likely face pressure to reduce prices of our products. From time to time, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. In particular, the global recession exacerbated by the
COVID-19
pandemic and the resulting decline in demand for steel products have adversely affected the overall sales volume of our principal steel products produced by us and directly sold to external customers in 2020 compared to 2019 as well as our sales prices. While the sales volume of our principal steel products as well as their prices have recovered in 2021, the overall impact of the ongoing
COVID-19
pandemic and its impact on the global steel industry remain uncertain. We reduced our production of crude steel from 42.9 million tons in 2019 to 40.6 million tons in 2020, but increased such production to 43.0 million tons in 2021. The weighted average unit sales prices for our semi-finished and finished steel products produced by us and directly sold to external customers decreased from Won 955,209 per ton in 2019 to Won 898,008 per ton in 2020 but increased to Won 1,235,892 per ton in 2021.
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
In particular,
COVID-19,
an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has spread globally, has materially and adversely affected the global economy and financial markets in recent years. In light of Government recommendations for social distancing, we have periodically implemented remote work arrangements for a portion of our workforce, particularly for employees in areas severely impacted by the pandemic, minimized business travel and assisted our employees with quarantine measures.
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

Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.
We are a holding company incorporated in Korea, and a substantial portion of our subsidiaries’ operations and assets are located in Korea. Korea is our most important market, accounting for 42.6% of the Steel Segment’s revenue in 2021. Domestic demand for steel products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO International Corporation (“POSCO International”) are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are largely dependent on the overall Korean economy. In the past, the economic indicators in Korea have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the
COVID-19
pandemic. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.
In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the
COVID-19
pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy could adversely affect our business, financial condition and results of operations and the market price of our ADSs.
Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the ongoing global COVID-19 pandemic;

•
adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;

•
deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•
deterioration in the financial condition or performance of small- and medium-sized
enterprises and other companies in Korea due to the Government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•
a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of
COVID-19,
which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	political uncertainty or increasing strife among or within political parties in Korea;

•
hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•
hostilities or, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries may take) and any resulting adverse effects on the global supply of oil or the global financial markets;

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
We rely on export sales for a significant portion of our total sales. In particular, the Steel Segment’s export sales and overseas sales to customers abroad accounted for 57.4% of the Steel

Segment’s total revenue in 2021. The Steel Segment’s export sales to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 62.5% of the Steel Segment’s total export sales revenue in 2021, and we expect our sales to these countries to remain important in the future. In particular, the Steel Segment’s export sales to China accounted for 30.6% of the Steel Segment’s total export sales revenue in 2021.
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
Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2021, 57.4% of the Steel Segment’s total revenue was from overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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
We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 55 million dry metric tons of iron ore and 28 million wet metric tons of coal in 2021. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Russia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$176 in 2019, US$124 in 2020 and US$226 in 2021. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$93 in 2019, US$109 in 2020 and US$160 in 2021.

Our
long-term
supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market
prices.
We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2021, 32 million tons of iron ore and 5 million tons of coal remained to be purchased under long-term
supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.
We operate in the highly competitive steel, trading and construction industries, and our failure to successfully compete would adversely affect our market position and business.
Steel.
Our subsidiaries that produce steel products, including POSCO, our wholly-owned subsidiary, operate in the highly competitive steel industry and face intense global competition. China is the largest steel producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth as well as the impact from the
COVID-19
pandemic, combined with an expansion in steel production capacity, has led to production over-capacity in the Chinese steel industry, which in turn has led the Chinese government to pursue aggressive consolidation in the Chinese steel industry that has resulted in fewer but larger steel manufacturers that are able to compete more effectively in the global steel industry. Competition from such global steel manufacturers with expanded production capacity as well as competitors from emerging markets, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue in the future. POSCO’s larger competitors may use their resources, which may be greater than POSCO’s, against POSCO in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.
Increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity
in the global steel industry which in turn has resulted in downward pressure on global steel prices. Such production over-capacity
in the global steel industry was exacerbated in 2020 due to a decrease in demand caused by the
COVID-19
pandemic. Although demand for steel products has recovered in 2021, production over-capacity
in global steel industry may intensify if global economic recovery slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity
in the global steel industry is likely to:

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
As part of our strategy to compete in this challenging landscape, our steel subsidiaries will continue to invest in developing innovative products that offer the greatest potential returns and enhance the overall quality of our products, as well as make additional investments in the development of new manufacturing technologies. However, there is no assurance that they will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy or production over-capacity
will not have a material adverse effect on our business, results of operations or financial condition.

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
The overseas trading markets in which POSCO International operates are also highly competitive. POSCO International’s principal competitors in overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO International’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO International, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on our business, results of operations or financial condition. In 2019, 2020 and 2021, we recognized impairment of goodwill of Won 55 billion, Won 189 billion and Won 185 billion, respectively, as a result of a decrease in value-in-use
of POSCO International.
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
Competition for new project awards in overseas markets is also intense. In these markets, POSCO E&C faces competition from local construction companies and other major Korean construction companies with overseas operations, as well as international construction companies from other countries. Construction companies from other developed countries may be more experienced, have greater financial resources and possess more sophisticated technology than POSCO E&C, while construction companies from developing countries often have the advantage of lower wage costs. Some of these competitors have achieved higher market penetration than POSCO E&C has in specific markets in which it competes, and POSCO E&C may need to accept lower margins in order for it to compete successfully against them. POSCO E&C’s failure to successfully compete in the domestic or overseas construction markets could adversely affect its market position and our results of operations and financial condition.

Expansion of our operations abroad is important to our
long-term
success, and our limited experience in the operation of our business outside Korea increases the risk that our international expansion efforts will not be successful.
We conduct steel, international trading and construction operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our steel production operations internationally by carefully seeking out investment opportunities in regions that we believe offer promising growth prospects, in part to prepare for the eventual maturation of the Korean steel market. We may enter into additional joint ventures with foreign steel producers that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.
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
The normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions and equipment failures, as well as natural disasters. As with other industrial companies, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing property damage as well as personal injuries or death. We are also exposed to risks associated with product liability claims in the event that the use of the products we sell results in injury. We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice. However, we may not have adequate resources to satisfy a judgment in excess of our insurance coverage in the event of a successful claim against us. Any occurrence of accidents or other events affecting our operations could result in potentially significant monetary damages, diversion of resources, production disruption and delay in delivery of our products, which may have a material adverse effect on our business, financial condition and results of operations.
Further increases in, or new impositions of,
anti-dumping,
safeguard or countervailing duty proceedings may have an adverse impact on our export sales.
Our subsidiaries engage in global operations, and we are involved in trade remedy proceedings in markets worldwide, including in the United States. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping
duties, safeguard duties, countervailing duties, quotas or tariffs in the aggregate currently have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping
duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future.
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
We engage in engineering and construction activities through POSCO E&C. The Construction Segment is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The overall prospects for Korean construction companies in 2022 and beyond remain uncertain, and a prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.
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
We may not succeed in implementing our strategy to take advantage of, or fail to realize the anticipated benefits of, our holding company structure and diversification strategy.
We became a holding company on March 2, 2022, and one of our principal strategies is to take advantage of our holding company structure to invest in promising businesses. In part to prepare for the eventual maturation of the Korean steel market, we have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, as well as entering into new businesses not related to our steel operations such as hydrogen-related businesses, production of anode and cathode materials for rechargeable batteries, alternative energy solutions, liquefied natural gas (“LNG”) and agricultural trading, and production of comprehensive materials such as lithium. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. The implementation of this strategy may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails certain risks, including the possibility that we may face significant competition from other holding companies and operating companies in particular segments. If our strategy does not succeed, we may incur losses on our investments and our results of operations and financial condition may suffer.
Furthermore, our success under a holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we may integrate certain aspects of our subsidiaries’ operations into our holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff, and our ability to direct our subsidiaries’
day-to-day
operations may be limited.
We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other companies to achieve more balanced growth and further diversify our revenue base. The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•	unforeseen contingent risks, including lack of required capital resources or increased tax liabilities, relating to our holding company structure;

•	difficulties in integrating the diverse activities and operations of our subsidiaries or investees or any companies we may merge with or acquire;

•	unforeseen contingent risks or latent liabilities relating to the acquisition that may become apparent in the future;

•	difficulties in managing a larger business;

•	unexpected business disruptions;

•	loss of key management personnel or customers; and

•	labor unrest.
Accordingly, we may not be able to realize the anticipated benefits of our holding company structure, and our business, results of operations and financial condition may suffer as a result.
We depend on limited forms of funding to fund our operations at the holding company level.
We are a holding company with no significant assets other than the shares of our subsidiaries. We expect our primary sources of funding and liquidity to be dividends from our subsidiaries, direct borrowings and issuances of equity or debt securities at the holding company level. Our ability to meet our obligations to our direct creditors and employees and our other liquidity needs and regulatory requirements at the holding company level depends on timely and adequate distributions from our subsidiaries and our ability to sell our securities or obtain credit from our lenders.
The ability of our subsidiaries to pay dividends to us depends on their financial condition and operating results. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “—As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common shares.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs, and may disrupt our operations at the holding company level.
In addition, creditors of our subsidiaries will generally have claims that are prior to any claims of our creditors with respect to their assets. Furthermore, our inability to sell our securities or obtain funds from our lenders on favorable terms, or at all, could also result in our inability to meet our liquidity needs and may disrupt our operations at the holding company level.
As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common shares.
Since our principal assets at the holding company level are the shares of our subsidiaries, our ability to pay dividends on our common shares largely depends on dividend payments from those subsidiaries. Those dividend payments are subject to the Korean Commercial Code and regulatory limitations, generally based on capital levels and retained earnings. For example, under the Korean

Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in
capital and certain mandatory legal reserves as well as certain unrealized profits from its net assets, in each case as of the end of the prior fiscal period.
Our subsidiaries may not continue to meet the applicable legal and regulatory requirements for the payment of dividends in the future. If they fail to do so, they may stop paying or reduce the amount of the dividends they pay to us, which would have an adverse effect on our ability to pay dividends on our common shares.
POSCO HOLDINGS INC. and POSCO remain jointly and severally liable for each other’s liabilities existing prior to the spin-off.
On March 1, 2022, we spun off our domestic steel production and sales business (through a vertical spin-off
in accordance with Articles
530-2
through
530-12
of the Korean Commercial Code) to establish a wholly-owned subsidiary, and we converted into a holding company within the meaning of the Monopoly Regulation and Fair Trade Act (the
“Spin-off”).
The registration of the
Spin-off
occurred on March 2, 2022. As part of the
Spin-off,
we amended our name from POSCO to POSCO HOLDINGS INC., and the newly created wholly-owned subsidiary was named POSCO.
Under the relevant provisions of the Commercial Act of Korea relating to spin-offs, both the operating company and the holding company remain jointly and severally liable after the corporate spin-off
for all of their liabilities existing prior to the corporate spin-off
unless such joint and several liability has been successfully eliminated through a special resolution adopted at a general meeting of shareholders of the splitting company and consents of creditors of the affected debt, including consent by resolutions at bondholders’ meetings, which resolutions are approved by the court. POSCO HOLDINGS INC. and POSCO remain jointly and severally liable for each other’s debts and other liabilities that existed prior to March 1, 2022 that currently remain outstanding. POSCO is the successor-in-title
to all the assets and liabilities and rights and obligations that were related to the domestic steel production and sales business transferred in the
Spin-off,
as well as all authorized licenses, employment relations, contracts and lawsuits that were directly related to such business, and POSCO HOLDINGS INC. remains jointly and severally liable for such liabilities. The remaining assets and liabilities and rights and obligations related to other business areas remain with POSCO HOLDINGS INC., and POSCO is jointly and severally liable for such liabilities. Defaults by POSCO of such liabilities, if significant, could have a material adverse effect on our results of operations and financial condition.
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

Furthermore, heightened global awareness and international and national commitments to reduce greenhouse gas emissions and counteract climate change (including increased activism by non-governmental
and political organizations campaigning against fossil fuel extractions) may lead to increased costs for us. For example, the Glasgow Climate Pact which was agreed to at the 2021 United Nations Climate Change Conference (‘COP26”) in November 2021 includes commitments to phase down the use of unabated coal power and inefficient fossil fuel subsidies. The Government also announced its commitment to reduce greenhouse gas emissions by 40% by 2030 at COP26. Investor preferences and sentiments are also influenced by environmental, social and corporate governance considerations including climate change and the transition to a lower carbon economy. Changes in such preferences and sentiment, including increased scrutiny from market participants, environmental organizations or the press, as well as compliance with such new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations.
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
non-U.S.
experts named in this annual report.
We expect to continue operations and investments relating to countries targeted by United States, European Union and United Kingdom economic sanctions.
The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” enforces certain laws and regulations (“U.S. Sanctions”) that impose prohibitions or restrictions on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with or involving certain countries, governments, entities and individuals that are the subject of U.S. Sanctions (including countries and territories subject to a comprehensive embargo (currently the Crimea, Donetsk and Luhansk regions of Ukraine, Cuba, Iran, North Korea and Syria), as well as parties subject to or that are majority owned by one or more parties subject to so-called
blocking sanctions). U.S. persons are also generally strictly prohibited from facilitating such activities or transactions. Similarly, the European Union enforces certain laws and regulations (“E.U. Sanctions”) that impose restrictions on nationals of E.U. member states, persons located within E.U. member states, entities incorporated or constituted under the law of an E.U. member state, or business conducted in whole or in part in E.U. member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of E.U. Sanctions. E.U. persons are also generally prohibited from activities that promote such activities or transactions. The United Kingdom also enforces certain laws and regulations (“UK Sanctions”) that impose restrictions upon UK persons with respect to activities or transactions with parties that are the subject of UK Sanctions. In light of recent international developments, particularly the ongoing war in Ukraine, the United States, European Union and United Kingdom have imposed enhanced sanctions targeting Russia.
We and our subsidiaries engage in limited business activities in Russia and Iran. In particular, we produce and export, typically through our sales subsidiaries, steel products to such countries, including steel materials to Iranian and Russian entities. We believe that such activities do not involve any U.S. goods or services and otherwise do not implicate or violate U.S., E.U. or UK Sanctions. Also, none of our business in Russia involves parties subject to U.S. blocking sanctions. Our activities in Russia and Iran accounted for approximately 0.33% of our consolidated revenues in 2019, 0.17% in 2020 and 0.18% in 2021.
POSCO Coated & Color Steel also holds a 70% interest in Myanmar POSCO C&C Co., Ltd. (“Myanmar POSCO C&C”), a joint venture with Myanmar Economic Holdings Public Company Limited that was designated for U.S. blocking sanctions by OFAC on March 25, 2021. Myanmar POSCO C&C engages in the production and sale of coated steel roofing sheets in Myanmar, and its sales accounted for approximately 0.04% of our consolidated revenues in 2019, 0.05% in 2020 and 0.02% in 2021. POSCO Coated & Color Steel is reassessing the future of this joint venture. The U.S. blocking sanctions that apply to Myanmar POSCO C&C do not apply to us or POSCO Coated & Color Steel.
We expect to continue to engage in business activities and make investments in countries on which comprehensive U.S. Sanctions have been imposed, including Iran, and also plan to continue to engage in business in Russia over the foreseeable future. Although we believe that U.S., E.U. and UK Sanctions under their current terms are not applicable to our current activities, our reputation may be adversely affected, and some of our investors may be required to divest their investments in us, including under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism, such as Iran. We cannot assure you that the foregoing will not occur, that sanctions regimes around the world will not change in a way that impacts our business, or that such occurrences will not have a material adverse effect on the value of our securities.
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
On March 1, 2022, we spun off our domestic steel production and sales business (through a vertical spin-off
in accordance with Articles
530-2
through
530-12
of the Korean Commercial Code) to establish a wholly-owned subsidiary (POSCO), and we converted into a holding company (POSCO HOLDINGS INC.) within the meaning of the Monopoly Regulation and Fair Trade Act in order to more effectively promote the growth of the group’s businesses, enhance synergies among the group’s businesses and actively explore diversification opportunities in promising business areas. The registration of the
Spin-off
occurred on March 2, 2022. As part of the
Spin-off,
we amended our name from POSCO to POSCO HOLDINGS INC., and the newly created wholly-owned subsidiary was named POSCO.
Our legal and commercial name is POSCO HOLDINGS INC. Our principal executive offices are located at POSCO Center, 440
Teheran-ro,
Gangnam-gu,
Seoul, Korea 06194, and our telephone number is
+82-2-3457-0114.
The address of our English website is
http://www.posco-inc.com
.
The SEC maintains a website (
http://www.sec.gov
), which contains reports, information statements and other information regarding issuers that file electronically with the SEC.
Item 4.B.
  Business Overview
The Company
We are a holding company, and we operate through our consolidated subsidiaries including POSCO, one of the largest steel producers in the world. We also engage in businesses that complement our steel manufacturing operations and also carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally. POSCO International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world. POSCO E&C is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. POSCO Energy Corporation is the largest private power generation company in Korea.
One of our principal strategies is to take advantage of our holding company structure to invest in promising businesses. We have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, as well as entering into new businesses not related to our steel operations such as hydrogen-related businesses, production of anode and cathode materials for rechargeable batteries, alternative energy solutions, LNG and agricultural trading, and production of comprehensive materials such as lithium.
Our Steel Operations
POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We, through POSCO and our other steel producing subsidiaries, produced approximately 43.0 million tons of crude steel and stainless steel in 2021, a substantial portion of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2021, we had approximately 45.3 million tons of annual crude steel and stainless steel production capacity, including 40.7 million tons of production capacity in Korea.
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
Korea is our most important market. Domestic sales accounted for 42.6% of the Steel Segment’s total revenue in 2021 and 38.6% in 2020. We believe that POSCO’s steel products constituted approximately 53% of the total sales volume of such steel products sold in Korea in 2021 and approximately 51% in 2020.
The Steel Segment’s export sales and overseas sales to customers abroad accounted for 57.4% of the Steel Segment’s total revenue in 2021 and 61.4% in 2020. The Steel Segment’s major export market is Asia, with China accounting for 30.6%, Asia other than China and Japan accounting for 21.9%, and Japan accounting for 10.0% of the Steel Segment’s total steel export revenue in 2020, and China accounting for 35.8%, Asia other than China and Japan accounting for 20.4%, and Japan accounting for 9.3% of the Steel Segment’s total steel export revenue in 2020.
We generated revenue of Won 76,009 billion and profit of Won 7,176 billion in 2021, compared to revenue of Won 57,467 billion and profit of Won 1,748 billion in 2020. We had total assets of Won 92,299 billion and total equity of Won 54,714 billion as of December 31, 2021, compared to total assets of Won 79,684 billion and total equity of Won 47,604 billion as of December 31, 2020.
Major Products
We, through POSCO and our other steel producing subsidiaries, manufacture and sell a broad line of steel products, including the following:

•	cold rolled products;

•	hot rolled products;

•	stainless steel products;

•	plates;

•	wire rods; and

•	silicon steel sheets.

The table below sets out our revenue of steel products produced by us and directly sold to external customers which are recognized as external revenue of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated sales subsidiaries (including POSCO International).

	For the Year Ended December 31,
	2019			2020			2021
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	10,057	31.4%	￦	8,539	29.6%	￦	11,607	28.2%
Hot rolled products		5,252	16.4		5,148	17.8		8,452	20.6
Stainless steel products		6,956	21.7		6,779	23.5		8,479	20.6
Plates		4,070	12.7		3,128	10.8		4,751	11.6
Wire rods		1,749	5.5		1,489	5.2		2,132	5.2
Silicon steel sheets		923	2.9		1,118	3.9		1,139	2.8

Sub-total		29,007	90.6		26,201	90.7		36,560	89.0

Others		3,070	9.4		2,692	9.3		4,533	11.0

Total	￦	32,078	100.0%	￦	28,893	100.0%	￦	41,093	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product categories for the periods indicated. Such amounts do not include steel products produced by us and sold to our sales consolidated subsidiaries (including POSCO International).

	For the Year Ended December 31,
	2019		2020		2021
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	11,196	36.9%	10,341	35.4%	10,373	34.8%
Hot rolled products	7,891	26.0	8,237	28.2	8,862	29.7
Stainless steel products	2,973	9.8	2,990	10.2	2,984	10.0
Plates	5,399	17.8	4,768	16.3	4,823	16.2
Wire rods	2,095	6.9	1,955	6.7	2,063	6.9
Silicon steel sheets	816	2.7	886	3.0	735	2.5

Total (1)	30,369	100.0%	29,177	100.0%	29,840	100.0%

(1)	Not including sales volume of steel products categorized under “others.”
In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 7,740 billion in 2019, Won 7,018 billion in 2020 and Won 7,840 billion in 2021. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment.
Cold Rolled Products
Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.
Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 10,373 thousand tons in 2021, representing 34.8% of our total sales volume of principal steel products produced by us and directly sold to external customers.

Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers. In 2021, our sales volume of cold rolled products produced by us and directly sold to external customers increased slightly by 0.3% compared to our sales volume in 2020.
We believe POSCO had a domestic market share for cold rolled products of approximately 61% in 2021.
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
Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 8,862 thousand tons in 2021, representing 29.7% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers of our hot rolled products are downstream steelmakers in Korea which use the products to manufacture pipes and cold rolled products.
Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. In 2021, our sales volume of hot rolled products produced by us and directly sold to external customers increased by 7.6% compared to our sales volume in 2020 primarily due to our efforts to adjust our product portfolio and increase the production and sales of hot rolled products.
We believe POSCO had a domestic market share for hot rolled products of approximately 59% in 2021.
Stainless Steel Products
Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.
Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2,984 thousand tons in 2021, representing 10.0% of our total sales volume of principal steel products produced by us and directly sold to external customers.
Stainless steel products constitute our second largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 10.0% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2021, they represented 20.6% of our total revenue from such steel products in 2021. In 2021, our sales volume of stainless steel products produced by us and directly sold to external customers decreased slightly by 0.2% compared to our sales volume in 2020.
We believe POSCO had a domestic market share for stainless steel products of approximately 54% in 2021.
Plates
Plates are used in shipbuilding, structural steelwork, offshore oil and gas production, power generation, mining, and the manufacture of earth-moving
and mechanical handling equipment, boiler and pressure vessels and other industrial machinery.

Our deliveries of plates produced by us and directly sold to external customers amounted to 4,823 thousand tons in 2021, representing 16.2% of our total sales volume of principal steel products produced by us and directly sold to external customers. The Korean shipbuilding industry, which uses plates to manufacture chemical tankers, rigs, bulk carriers and containers, and the construction industry are our largest customers of plates.
In 2021, our sales volume of plates produced by us and directly sold to external customers increased by 1.1% compared to our sales volume in 2020, as sales recovered from a temporary decrease in sales volume in 2020 following the start of the
COVID-19
pandemic.
We believe POSCO had a domestic market share for plates of approximately 52% in 2021.
Wire Rods
Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry.
Our deliveries of wire rods produced by us and directly sold to external customers amounted to 2,063 thousand tons in 2021, representing 6.9% of our total sales volume of principal steel products produced by us and directly sold to external customers. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.
In 2021, our sales volume of wire rods produced by us and directly sold to external customers increased by 5.5% compared to 2020 primarily due to an increase in sales of wire rods to customers in the United States.
We believe POSCO had a domestic market share for wire rods of approximately 53% in 2021.
Silicon Steel Sheets
Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.
Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 735 thousand tons in 2021, representing 2.5% of our total sales volume of principal steel products produced by us and directly sold to external customers.
In 2021, our sales volume of silicon steel sheets produced by us and directly sold to external customers decreased by 17.1% compared to 2020 primarily due to the classification of POSCO Mobility Solution Corporation as a sales subsidiary, which in turn led to the reclassification of the sales of silicon steel sheets of POSCO Mobility Solution Corporation from the Steel Segment to the Trading Segment, as well as a decrease in sales to China caused by a regional lockdown in China in response to the COVID-19 pandemic.
We believe POSCO had a domestic market share for silicon steel sheets of approximately 80% in 2021.
Others
Other products include lower
value-added
semi-finished
products such as pig iron, billets, blooms and slab.
Markets
Korea is our most important market. Domestic sales represented 42.6% of the Steel Segment’s total revenue in 2021. The Steel Segment’s export sales and overseas sales to customers abroad represented 57.4% of the Steel Segment’s total revenue in 2021. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.
Domestic Market
We primarily sell in Korea higher
value-added
and other finished products to
end-users
and
semi-finished
products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume
customers. We provide service technicians for large customers and distributors in each important product area.
The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2019	2020	2021
POSCO’s sales (1)	48.1%	51.0%	52.5%
Other domestic steel companies’ sales	27.0	29.2	26.6
Imports	24.9	19.8	20.9

Total	100.0%	100.0%	100.0%

(1)
POSCO’s sales volume includes steel products produced by POSCO (but not by our other subsidiaries) and sold through our consolidated sales subsidiaries as well as steel products produced by POSCO (but not by our other subsidiaries) and directly sold to external customers.

Exports
The Steel Segment’s export sales and overseas sales to customers abroad represented 57.4% of the Steel Segment’s total revenue in 2021, 62.5% of which was generated from exports sales and overseas sales to customers in Asian countries. The Steel Segment’s export sales and overseas sales to customers abroad in terms of such revenue increased by 31.6% from Won 22,056 billion in 2020 to Won 29,022 billion in 2021.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by product for the periods indicated.

	For the Year Ended December 31,
	2019			2020			2021
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
China	￦	7,322	29.3%	￦	7,888	35.8%	￦	8,875	30.6%
Asia (other than China and Japan)		5,622	22.5		4,506	20.4		6,365	21.9
Japan		2,686	10.8		2,052	9.3		2,906	10.0
Europe		2,662	10.7		2,324	10.5		3,114	10.7
North America		1,858	7.4		1,315	6.0		2,173	7.5
Middle East		271	1.1		189	0.9		31	0.1
Others		4,551	18.2		3,782	17.1		5,558	19.2

Total	￦	24,971	100.0%	￦	22,056	100.0%	￦	29,022	100.0%

	For the Year Ended December 31,
	2019			2020			2021
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	9,949	39.8%	￦	8,011	36.3%	￦	10,664	36.7%
Hot rolled products		3,159	12.6		3,115	14.1		4,229	14.6
Stainless steel products		5,918	23.7		5,410	24.5		6,251	21.5
Plates		2,128	8.5		1,859	8.4		2,501	8.6
Wire rods		729	2.9		683	3.1		850	2.9
Silicon steel sheets		988	4.0		999	4.5		1,186	4.1
Others		2,101	8.4		1,979	9.0		3,341	11.5

Total	￦	24,971	100.0%	￦	22,056	100.0%	￦	29,022	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO International, and our overseas sales subsidiaries. Our largest export market in 2021 was China, which accounted for 30.6% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products.
Our exports to China increased by 12.5% from Won 7,888 billion in 2020 to Won 8,875 billion in 2021 primarily due to increases in sales of stainless steel products reflecting pricing increase.
Our second largest export market in 2021 was Asia (other than China and Japan), which accounted for 21.9% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products.
Our exports to Asia (other than China and Japan) increased by 41.3% from Won 4,506 billion in 2020 to Won 6,365 billion in 2021 primarily due to increases in sales of cold-rolled
products.
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
Raw Materials
Steel Production
The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We require approximately 1.7 tons of iron ore and 0.7 tons of coal to produce one ton of steel. We import all of the coal and virtually all of the iron ore that we use. In 2021, POSCO imported approximately 55 million dry metric tons of iron ore and 28 million wet metric tons of coal.
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
We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality
raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2021, we purchased approximately 39% of our iron ore imports and 15% of our coal imports from foreign mines in which we have made investments.
Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Canada, Brazil and New Caledonia. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.
The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$176 in 2019, US$124 in 2020 and US$226 in 2021.
The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$93 in 2019, US$109 in 2020 and US$160 in 2021.
We currently do not depend on any single country or supplier for our coal or iron ore.
Stainless Steel Production
The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Indonesia, Japan and Ukraine. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$13,936 in 2019, US$13,789 in 2020 and US$18,448 in 2021.
Transportation
In order to meet our transportation needs for iron ore and coal, we have entered into long-term
contracts with shipping companies. Such contracts are performed by a fleet of dedicated vessels on a consecutive voyage basis with fully loaded cargo for each voyage. These vessels under long-term contracts transported approximately 63% of the total requirements in 2021, and the remaining approximately 37% was transported by vessels sourced through short to medium term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with energy-saving
and eco-friendly technologies.
The Steelmaking Process
POSCO’s major production facilities, Pohang Works and Gwangyang Works, produce steel by the basic oxygen steelmaking method. The stainless steel plant at Pohang Works produces stainless steel by the electric arc furnace method. Continuous casting improves product quality by imparting a homogenous structure to the steel. Pohang Works and Gwangyang Works produce all of their products through the continuous casting.
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

Steel Making Operations Located Outside Korea
In order to effectively implement our strategic initiatives and to solidify our leadership position in the global steel industry, we have established various subsidiaries and joint ventures in Korea and elsewhere around the world that engage in steel production activities.
China.
We entered into an agreement with Sagang Group Co. to establish POSCO (Zhangjiagang), a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. POSCO HOLDINGS INC. has an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation), which commenced production of stainless cold rolled steel products in December 1998. In 2021, POSCO (Zhangjiagang) had an annual production capacity of 1,100 thousand tons of stainless steel products and it produced 989 thousand tons of stainless steel products. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — POSCO (Zhangjiagang).”
Indonesia.
We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. POSCO HOLDINGS INC. holds a 70.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. In 2021, PT. Krakatau POSCO had an annual production capacity of 3,000 thousand tons of plates and slabs and it produced 3,135 thousand tons of plates and slabs. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — PT. Krakatau POSCO.”
Vietnam
. We established POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (“POSCO VINA” and formerly known as POSCO SS VINA JOINT STOCK COMPANY), a wholly owned subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. The plant became operational in June 2015. In 2021, POSCO VINA had an annual production capacity of 550 thousand tons of shape steel and steel reinforcement products and it produced 577 thousand tons of shape steel and steel reinforcement products.
See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — POSCO VINA.”
Competition
Domestic Market
POSCO is the largest fully integrated steel producer in Korea. In hot rolled products, where we believe POSCO had a market share of approximately 59% in 2021, we face competition from Hyundai Steel Co., Ltd. and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe POSCO had a market share of approximately 61% and 54%, respectively, in 2021, we compete with Hyundai Steel Co., Ltd., smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”
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
Our Other Businesses
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
trades for the periods indicated:

	For the Year Ended December 31,
Sales Category	2019			2020					2021
	(in billions of Won, except percentages)
Export trading sales	￦	8,210	33.6%	￦	6,825	31.8%	￦	10,715	31.6%
Domestic trading sales		3,863	15.8		3,181	14.8		5,546	16.3
Third-country trades		18,827	77.1		17,538	81.7		27,224	80.2

Total sales prior to consolidation adjustments		30,900	126.5		27,543	128.3		43,484	128.1

Consolidation adjustments		(6,477)	26.5		(6,071)	(28.3)		(9,543)	(28.1)

Total sales	￦	24,423	100.0%	￦	21,472	100.0%	￦	33,942	100.0%

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
Natural Resources Development Activities.
POSCO International also invests in energy and mineral development projects throughout the world. In particular, POSCO International holds interests in several gas field projects in Myanmar, where production of gas commenced in July 2013. POSCO International recognized revenues of approximately Won 723 billion in 2019, Won 605 billion in 2020 and Won 449 billion in 2021 from the Myanmar gas field projects. Such natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.
Competition
.
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
Competition
.
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
POSCO Energy Corporation.
In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities with total power generation capacity of 1,800 megawatts and subsequently renamed it POSCO Energy Corporation. Since our acquisition, POSCO Energy Corporation has expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy Corporation’s total power generation capacity was approximately 3,412 megawatts as of December 31, 2021. POSCO Energy Corporation is also selectively seeking opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

POSCO Energy Corporation also operates an LNG receiving terminal with an aggregate capacity to process up to 3.0 million tons of LNG annually in Gwangyang as of December 31, 2021. In order to achieve maximum operational efficiency of our LNG terminal, it participates in the LNG trading and LNG ship gas trial businesses.
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
Government Regulations
Pursuant to the Monopoly Regulation and Fair Trade Act of Korea, we, as a
non-financial
holding company, are required to maintain the shareholding ratio of our subsidiaries above a certain threshold (i.e., 20% in case of a public company and 40% in case of a private company) and are also required to maintain our liabilities-to-equity
ratio below 200%. In addition, we may not own the shares of any Korean companies that are not our affiliates in excess of 5% of the total outstanding shares of such company (except under certain exempted cases) nor control any Korean financial institutions or insurance companies. We are also required to annually report to the Korea Fair Trade Commission whether we have complied with such restrictive requirements. In the event we breach such obligations, we will be subject to administrative penalty.
Item 4.C.
  Organizational Structure
The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of March 2, 2022:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO	Korea	100.0%
POSCO International Corporation	Korea	62.9%
POSCO Engineering & Construction Co., Ltd	Korea	52.8%
POSCO Energy Corporation	Korea	100.0%
PT. Krakatau POSCO	Indonesia	70.0%
POSCO Asia Co., Ltd.	Hong Kong	100.0%
POSCO Maharashtra Steel Private Limited	India	100.0%
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	China	82.5	% (1)
POSCO Chemical Co., Ltd.	Korea	59.7%
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Vietnam	51.0%

(1)	POSCO HOLDINGS INC. holds a 58.6% interest and POSCO-China holds a 23.9% interest.
Item 4.D.
  Property, Plants and Equipment
POSCO’s principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang City in the southwestern region of Korea. We also maintain and operate production properties abroad, including plants operated by POSCO (Zhangjiagang) in China, PT. Krakatau POSCO in Indonesia and POSCO VINA in Vietnam. We may increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”
We are vigorous in our efforts to engage in environmentally responsible management of, and to protect the environment from damage resulting from, our operations. Our levels of pollution control are higher than those mandated by Government standards. We established an on-line
environmental monitoring system with
real-time
feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspection by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. We also operate a certification program targeting our suppliers and outsourcing partners, pursuant to which they are encouraged to establish environmental management systems of their own. In December 2020, we announced our plan to work towards carbon neutrality by 2050.
Production Facilities in Korea
Our main production facilities in Korea consist of POSCO’s Pohang Works and Gwangyang Works. In 2021, our crude steel and stainless steel production capacity in Korea was 40.68 million tons.
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
Capacity Utilization Rates
The following table sets out the capacity utilization rates of POSCO’s production facilities in Korea for the periods indicated.

	As of or for the Year Ended December 31,
	2019	2020	2021
Crude steel and stainless steel production capacity for the year (million tons per year)	42.39	40.68	40.68
Actual crude steel and stainless steel output (million tons)	38.01	35.94	38.26
Capacity utilization rate (%) (1)	89.7%	88.3%	94.1%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.
Production Facilities Abroad
Our various subsidiaries and joint ventures around the world, including POSCO (Zhangjiagang) in China, PT. Krakatau POSCO in Indonesia and POSCO VINA in Vietnam, engage in steel production activities. For a discussion of such operations, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Making Operations Located Outside Korea.”
POSCO (Zhangjiagang)
The following table sets out POSCO (Zhangjiagang)’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2019	2020	2021
Crude steel and stainless steel production capacity for the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	1.13	0.99	0.99
Capacity utilization rate (%) (1)	103.1%	89.9%	89.9%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.
PT. Krakatau POSCO
The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2019	2020	2021
Crude steel production capacity for the year (million tons per year)	2.94	3.00	3.00
Actual crude steel output (million tons)	3.02	3.10	3.14
Capacity utilization rate (%) (1)	102.5%	103.3%	104.5%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO VINA
The following table sets out POSCO VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2019	2020	2021
Crude steel production capacity for the year (million tons per year)	1.10	0.55	0.55
Actual crude steel output (million tons)	0.79	0.55	0.58
Capacity utilization rate (%) (1)	71.7%	100.8%	104.9%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.
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
Overview
We are a holding company, and we operate through our consolidated subsidiaries including POSCO, one of the largest steel producers in the world. We also engage in businesses that complement our steel manufacturing operations and also carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally.
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
In 2020, the unit sales prices in Won for each of our principal product lines of steel products, other than silicon steel sheets, decreased compared to 2019, reflecting generally weak global market conditions in 2020 due to the
COVID-19
pandemic. The weighted average unit price for our principal product lines of steel products decreased by 6.0% from 2019 to 2020, which was mitigated by the depreciation in the average value of the Won against the Dollar in 2020 that increased our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., depreciated from Won 1,165.7 to US$1.00 in 2019 to Won 1,180.1 to US$1.00 in 2020.
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
In 2021, the unit sales prices in Won for each of our principal product lines of steel products increased compared to 2020, reflecting generally strong global market conditions in 2021. The weighted average unit price for our principal product lines of steel products increased by 36.4% from 2020 to 2021, which impact was offset in part by the appreciation in the average value of the Won against the Dollar in 2021 that decreased our export prices in Won terms. The average exchange rate of the Won against the Dollar, as announced by Seoul Money Brokerage Services, Ltd., appreciated from Won 1,180.1 to US$1.00 in 2020 to Won 1,144.4 to US$1.00 in 2021.
The unit sales price of hot rolled products, which accounted for 29.7% of total sales volume of the principal steel products produced by us and directly sold to external customers, increased by 52.6% in 2021. The unit sales price of plates, which accounted for 16.2% of total sales volume of such products, increased by 50.1% in 2021. The unit sales price of wire rods, which accounted for 6.9% of total sales volume of such products, increased by 35.7% in 2021. The unit sales price of cold rolled products, which accounted for 34.8% of total sales volume of such products, increased by 35.5% in 2021. The unit sales price of stainless steel products, which accounted for 10.0% of total sales volume of such products, increased by 25.3% in 2021. The unit sales price of silicon steel sheets, which accounted for 2.5% of total sales volume of such products, increased by 22.8% in 2021.
The table below sets out the average unit sales prices for our semi-finished
and finished steel products produced by us and directly sold to external customers for the periods indicated.

	For the Year Ended December 31,
Products	2019		2020		2021
	(In thousands of Won per ton)
Cold rolled products	￦	898	￦	826	￦	1,118
Hot rolled products		666		625		954
Stainless steel products		2,340		2,267		2,842
Plates		754		656		985
Wire rods		835		762		1,033
Silicon steel sheets		1,132		1,262		1,550

Average (1)	￦	955	￦	898	￦	1,225

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

	For the Year Ended December 31,
	2019	2020	2021
	(Percentage of net sales)
Cost of sales	90.2%	91.9%	84.4%
Selling and administrative expenses	3.7	4.0	3.5
Gross margin	9.8	8.1	15.6
Operating profit margin	5.0	3.6	11.5
Our operating profit margin decreased from 5.0% in 2019 to 3.6% in 2020 but increased to 11.5% in 2021 as discussed below.
We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
Crude steel and stainless steel production capacity (million tons per year)	47.5	45.3	45.3
POSCO	42.4	40.7	40.7
POSCO (Zhangjiagang).	1.1	1.1	1.1
PT. Krakatau POSCO	2.9	3.0	3.0
POSCO VINA	1.1	0.6	0.6
Actual crude steel and stainless steel output (million tons)	42.9	40.6	43.0
POSCO	38.0	35.9	38.3
POSCO (Zhangjiagang).	1.1	1.0	1.0
PT. Krakatau POSCO	3.0	3.1	3.1
POSCO VINA	0.8	0.6	0.6
Capacity utilization rate (%)	90.4%	89.5%	94.8%
POSCO	89.7%	88.3%	94.1%
POSCO (Zhangjiagang).	103.1%	89.9%	89.9%
PT. Krakatau POSCO	102.5%	103.3%	104.5%
POSCO VINA	71.7%	100.8%	104.9%
Exchange Rate Fluctuations
Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2021, 57.4% of the Steel Segment’s total revenue was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2019, 2020 and 2021 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with
K-IFRS,
for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2019		2020		2021
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	3,222,713	￦	2,054,370	￦	8,775,305
Additions:
Impairment loss on other receivables		80,323		53,105		—
Impairment loss on assets held for sale		38,328		5,030		—
Loss on disposals of investments in subsidiaries, associates and joint ventures		6,539		14,632		12,882
Loss on disposals of property, plant and equipment		120,227		142,126		95,720
Impairment loss on property, plant and equipment		442,700		27,040		311,520
Impairment loss on investment property		32,642		—		—
Impairment loss on intangible assets		191,021		197,776		224,328
Increase to provisions		23,074		30,536		37,962
Loss on valuation of firm commitment		37,685		93,098		111,542
Donations		51,567		45,652		101,258
Idle tangible asset expenses		34,152		19,276		23,843
Others		112,029		70,408		108,438

		1,170,287		698,679		1,027,493
Deductions:
Reversal of impairment loss on other receivables		—		—		(12,975)
Gain on disposals of assets held for sale		(37,461)		(841)		(60,208)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(27,836)		(88,836)		(85,981)
Gain on disposals of property, plant and equipment		(49,367)		(15,548)		(12,016)
Gain on disposals of intangible assets		(1,896)		(815)		(273)
Gain on valuation of firm commitment		(60,201)		(107,511)		(169,485)
Gain on valuation of emission rights		(25,440)		—		—
Gain on disposals of emission rights		(11,141)		(24,851)		(567)
Reversal of other provisions		(36,522)		(5,154)		(33,887)
Premium income		(3,326)		(25,253)		(38,115)
Others		(197,701)		(133,527)		(177,465)

	(450,891)		(402,336)		(590,972)

Revenue recognition related to development and sale of real estate		(418,862)		326,118		323,144
Cost of sales recognition related to development and sale of real estate		345,605		(273,796)		(296,881)

Operating profit under K-IFRS	￦	3,868,854	￦	2,403,035	￦	9,238,089

Net profit under IFRS as issued by the IASB	￦	2,038,165	￦	1,748,492	￦	7,175,982
Adjustments related to development and sale of real estate:
Revenue		(418,862)		326,118		323,144
Cost of sales		345,605		(273,796)		(296,881)
Income tax		17,728		(12,662)		(6,355)

Net income under K-IFRS	￦	1,982,637	￦	1,788,152	￦	7,195,890

Operating Results – 2020 Compared to 2021
The following table presents our statement of comprehensive income information and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Revenue	￦	57,467	￦	76,009	￦	18,543	32.3%
Cost of sales		52,799		64,154		11,356	21.5

Gross profit		4,668		11,855		7,187	154.0
Selling and administrative expenses:
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable		1		40		39	4,743.5
Other administrative expenses		1,940		2,210		270	13.9
Selling expenses		377		393		16	4.3
Other operating income and expenses:
Impairment loss (reversal of impairment loss) on other receivables		53		(13)		(66)	N.A. (1)
Other operating income		402		578		176	43.7
Other operating expenses		646		1,027		382	59.2

Operating profit		2,054		8,775		6,721	327.2
Share of profit of equity-accounted investees, net		133		650		516	387.3
Finance income		2,677		2,730		53	2.0
Finance costs		2,892		2,765		(127)	(4.4)

Profit before income tax		1,973		9,390		7,417	376.0
Income tax expense		224		2,214		1,990	887.1

Profit		1,748		7,176		5,427	310.4
Profit for the period attributable to owners of the controlling company		1,581		6,607		5,026	317.8
Profit for the period attributable to non-controlling interests		167		569		402	240.3

(1)	N.A. means not applicable.

Revenue
The following table presents our revenue by segment and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	28,893	￦	41,093	￦	12,201	42.2%
Internal revenue		15,365		22,456		7,090	46.1

Total revenue from Steel Segment		44,258		63,549		19,291	43.6

Trading Segment:
External revenue		19,345		25,066		5,720	29.6
Internal revenue		12,947		20,225		7,278	56.2

Total revenue from Trading Segment		32,292		45,290		12,998	40.3

Construction Segment:
External revenue		6,576		6,398		(178)	(2.7)
Internal revenue		1,034		1,014		(20)	(1.9)

Total revenue from Construction Segment		7,610		7,413		(197)	(2.6)

Others Segment:
External revenue		2,979		3,775		796	26.7
Internal revenue		2,610		3,013		403	15.4

Total revenue from Others Segment		5,588		6,788		1,199	21.5

Total revenue prior to consolidation adjustments		89,749		123,040		33,291	37.1

Consolidation adjustments		(31,956)		(46,707)		(14,751)	46.2
Basis difference adjustments (1)		(326)		(323)		3	(0.9)

Revenue	￦	57,467	￦	76,009		18,543	32.3

(1)
Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Our revenue increased by 32.3%, or Won 18,543 billion, from Won 57,467 billion in 2020 to Won 76,009 billion in 2021 due to increases in external revenues of the Steel Segment, the Trading Segment and the Others Segment, which was in small part offset by a decrease in external revenue of the Construction Segment. Specifically:
Steel Segment.
External revenue from the Steel Segment, which does not include internal revenue from inter-company
transactions that are eliminated during consolidation, increased by 42.2%, or Won 12,201 billion, from Won 28,893 billion in 2020 to Won 41,093 billion in 2021 primarily due to an increase in the average unit sales price per ton of the principal steel products produced by us and sold to external customers and, to a much lesser extent, an increase in our sales volume of the principal steel products produced by us and directly sold to external customers. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers increased by 36.4% from Won 898,008 per ton in 2020 to Won 1,225,209 per ton in 2021, reflecting generally strong global market conditions in 2021. The overall sales volume of the principal steel products produced by us and directly sold to external customers increased by 2.3% from 29.2 million tons in 2020 to 29.8 million tons in 2021. Such factors were principally attributable to the following:

•
The unit sales prices in Won of each of our principal product lines increased from 2020 to 2021. The unit sales prices in Won of hot rolled products, plates, wire rods, cold rolled products, stainless steel products and silicon steel sheets produced by us and directly sold to external customers increased by 52.6%, 50.1%, 35.7%, 35.5%, 25.3% and 22.8%, respectively, from 2020 to 2021. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•
The sales volume of hot rolled products, wire rods, plates and cold rolled products increased from 2020 to 2021, the impact of which was partially offset by decreases in the sales volume of silicon steel sheets and stainless steel products from 2020 to 2021. The sales volume of hot rolled products, wire rods, plates and cold rolled products produced by us and directly sold to external customers increased by 7.6%, 5.5%, 1.1% and 0.3%, respectively, from 2020 to 2021. On the other hand, the sales volume of silicon steel sheets and stainless steel products produced by us and directly sold to external customers decreased by 17.1% and 0.2%, respectively, from 2020 to 2021. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company
transactions, increased by 43.6%, or Won 19,291 billion, from Won 44,258 billion in 2020 to Won 63,549 billion in 2021 as internal revenue from inter-company
transactions increased by 46.1%, or Won 7,090 billion, from Won 15,365 billion in 2020 to Won 22,456 billion in 2021 primarily due to an increase in the sale prices of steel products sold through trading subsidiaries, particularly POSCO International.
Trading Segment.
External revenue from the Trading Segment, which does not include internal revenue from inter-company
transactions that are eliminated during consolidation, increased by 29.6%, or Won 5,720 billion, from Won 19,345 billion in 2020 to Won 25,066 billion in 2021 primarily due to increases in the prices and volume of steel products traded by POSCO International, which was offset in part by a decrease in POSCO International’s revenues from the Myanmar gas field projects.
Total revenue from the Trading Segment, which includes internal revenue from inter-company
transactions, increased by 40.3%, or Won 12,998 billion, from Won 32,292 billion in 2020 to Won 45,290 billion in 2021 as internal revenue from inter-company
transactions increased by 56.2%, or Won 7,278 billion, from Won 12,947 billion in 2020 to Won 20,225 billion in 2021 primarily due to increases in prices of steel products and raw materials traded as inter-company transactions.
Construction Segment.
External revenue from the Construction Segment, which does not include internal revenue from inter-company
transactions that are eliminated during consolidation and basis difference adjustments, decreased by 2.7%, or Won 178 billion, from Won 6,576 billion in 2020 to Won 6,398 billion in 2021 primarily due to a decrease in external revenue from plant construction projects, which was partially offset by increases in external revenue from architectural works and infrastructure projects.
Total revenue from the Construction Segment, which includes internal revenue from inter-company
transactions, decreased by 2.6%, or Won 197 billion, from Won 7,610 billion in 2020 to Won 7,413 billion in 2021 as internal revenue from inter-company
transactions decreased by 1.9%, or Won 20 billion, from Won 1,034 billion in 2020 to Won 1,014 billion in 2021. Such decrease in internal revenue reflected a decrease in the amount of construction activities for member companies of the POSCO Group from 2020 to 2021.
Others Segment.
The Others Segment primarily includes power generation, manufacturing of various industrial materials and provision of information technology services. External revenue from the Others Segment, which does not include internal revenue from inter-company
transactions that are eliminated during consolidation, increased by 26.7%, or Won 796 billion, from Won 2,979 billion in 2020 to Won 3,775 billion in 2021, primarily due to increases in revenue of POSCO Energy Corporation and POSCO Chemical Co., Ltd. The increase in revenue of POSCO Energy Corporation primarily reflected an increase in revenue from its LNG terminal-related businesses. The revenue of

POSCO Chemical Co., Ltd. increased primarily due to an increase in sales of anode and cathode materials used, among others, in the production of electric batteries.
Total revenue from the Others Segment, which includes internal revenue from inter-company
transactions, increased by 21.5%, or Won 1,199 billion, from Won 5,588 billion in 2020 to Won 6,788 billion in 2021 as internal revenue from inter-company
transactions increased by 15.4%, or Won 403 billion, from Won 2,610 billion in 2020 to Won 3,013 billion in 2021 primarily due to an increase in POSCO Energy’s revenue from sales of electricity to member companies of the POSCO group from 2020 to 2021.
Cost of Sales
The following table presents a breakdown of our cost of sales by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Steel Segment	￦	41,598	￦	53,644	￦	12,046	29.0%
Trading Segment		31,258		44,018		12,760	40.8
Construction Segment		6,904		6,532		(372)	(5.4)
Others Segment		4,874		6,007		1,133	23.2
Consolidation adjustments		(31,562)		(45,750)		(14,188)	45.0
Basis difference adjustments (1)		(274)		(297)		(23)	8.4

Cost of sales	￦	52,799	￦	64,154		11,356	21.5

(1)
Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Our cost of sales increased by 21.5%, or Won 11,356 billion, from Won 52,799 billion in 2020 to Won 64,154 billion in 2021 primarily due to increases in cost of sales of the Trading Segment and the Steel Segment. Specifically:
Steel Segment
.
The cost of sales of our Steel Segment, prior to consolidation, increased by 29.0%, or Won 12,046 billion, from Won 41,598 billion in 2020 to Won 53,644 billion in 2021 primarily due to increases in the average prices in Won terms of our key raw materials. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) increased from US$124 in 2020 to US$226 in 2021. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) increased from US$109 in 2020 to US$160 in 2021.

Trading Segment
.
The cost of sales of our Trading Segment, prior to consolidation, increased by 40.8%, or Won 12,760 billion, from Won 31,258 billion in 2020 to Won 44,018 billion in 2021 primarily due to increases in the prices of items traded by POSCO International, particularly steel products.
Construction Segment
.
The cost of sales of our Construction Segment, prior to consolidation and basis difference adjustments, decreased by 5.4%, or Won 372 billion, from Won 6,904 billion in 2020 to Won 6,532 billion in 2021 reflecting a decrease in the progress of plant construction projects, which was partially offset by increases in the progress of architectural works and infrastructure projects.

Others Segment.
The cost of sales of our Others Segment, prior to consolidation, increased by 23.2%, or Won 1,133 billion, from Won 4,874 billion in 2020 to Won 6,007 billion in 2021 primarily due to an increase in the cost of sales of POSCO Energy reflecting an increase in the global price of LNG in 2021 as well as an increase in the cost of sales of POSCO Chemical reflecting an increase in production and sales of anode and cathode materials used, among others, in the production of electric batteries.
Gross Profit
The following table presents our gross profit by segment, prior to adjusting for inter-company transactions that are eliminated during consolidation and basis difference, and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Steel Segment	￦	2,660	￦	9,905	￦	7,245	272.3%
Trading Segment		1,034		1,272		238	23.1
Construction Segment		706		881		175	24.7
Others Segment		714		781		66	9.3
Consolidation adjustments		(394)		(958)		(563)	142.8
Basis difference adjustments (1)		(52)		(26)		26	(49.8)

Gross profit	￦	4,668	￦	11,855		7,187	154.0

(1)
Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Our gross profit increased by 154.0%, or Won 7,187 billion, from Won 4,668 billion in 2020 to Won 11,855 billion in 2021 primarily due to increase in gross profit of the Steel Segment. Our gross margin, which is gross profit as a percentage of total revenue, increased from 8.1% in 2020 to 15.6% in 2021. Specifically:
Steel Segment
.
The gross profit of our Steel Segment, prior to consolidation, increased by 272.3%, or Won 7,245 billion, from Won 2,660 billion in 2020 to Won 9,905 billion in 2021 primarily due to an increase in the average unit sales price per ton of the principal steel products produced by us and sold to external and internal customers that outpaced an increase in the average prices in Won terms of the principal raw materials used to manufacture our finished steel products. The gross margin of our Steel Segment increased from 6.0% in 2020 to 15.6% in 2021.
Trading Segment
.
The gross profit of our Trading Segment, prior to consolidation, increased by 23.1%, or Won 238 billion, from Won 1,034 billion in 2020 to Won 1,272 billion in 2021 primarily due to an increase in gross profit from POSCO International’s steel products trading activities. The gross margin of our Trading Segment decreased from 3.2% in 2020 to 2.8% in 2021.
Construction Segment
.
The gross profit of our Construction Segment, prior to consolidation and basis difference adjustments, increased by 24.7%, or Won 175 billion, from Won 706 billion in 2020 to Won 881 billion in 2021 primarily reflecting an increase in POSCO E&C’s participation in higher margin plant and architectural works construction projects in 2021. The gross margin of our Construction Segment increased from 9.3% in 2020 to 11.9% in 2021.
Others Segment.
The gross profit of our Others Segment, prior to consolidation, increased by 9.3%, or Won 66 billion, from Won 714 billion in 2020 to Won 781 billion in 2021 primarily due to an increase in the gross profit of POSCO Chemical reflecting expansion in production and sales of anode and cathode materials. On the other hand, the gross margin of POSCO Energy decreased from 2020 to 2021 reflecting an increase in cost of sales resulting principally from an increase in the global price of LNG, which outpaced POSCO Energy’s increase in revenue. The gross margin of our Others Segment decreased from 12.8% in 2020 to 11.5% in 2021.
Selling and Administrative Expenses
The following table presents a breakdown of our selling and administrative expenses and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Impairment loss on trade accounts and notes receivable	￦	1	￦	40	￦	39	N.M. (1)

Freight and custody expenses	￦	181	￦	193	￦	12	6.9%
Sales commissions		87		65		(21)	(24.7)
Sales insurance premium		30		41		11	35.3
Contract cost		46		61		15	32.9
Others		33		32		(1)	(2.4)

Total selling expenses	￦	377	￦	393		16	4.3

Wages and salaries	￦	829	￦	942	￦	113	13.7%
Expenses related to post-employment benefits		83		143		60	71.7
Other employee benefits		187		207		20	10.7
Depreciation		146		144		(2)	(1.7)
Amortization		115		87		(28)	(24.3)
Taxes and public dues		59		86		27	44.8
Rental		35		29		(6)	(18.0)
Advertising		72		89		17	24.4
Research and development		116		123		7	5.9
Service fees		157		187		31	19.6
Others		140		173		33	23.3

Total other administrative expenses	￦	1,940	￦	2,210		270	13.9

Total selling and administrative expenses	￦	2,317	￦	2,643		326	14.1

(1)	N.M. means not meaningful.
Our selling and administrative expenses increased by 14.1%, or Won 326 billion, from Won 2,317 billion in 2020 to Won 2,643 billion in 2021, primarily due to increases in wages and salaries, expenses relating to post-employment benefits, impairment loss on trade accounts and notes receivables, and service fees, the impact of which was partially offset by decreases in amortization and sales commissions. Such factors were principally attributable to the following:

•	Our wages and salaries increased by 13.7%, or Won 113 billion, from Won 829 billion in 2020 to Won 942 billion in 2021 primarily due to increases in bonus payments and our wage level.

•
Our expenses related to post-employment benefits increased by 71.7%, or Won 60 billion, from Won 83 billion in 2020 to Won 143 billion in 2021 primarily due to increases in retirement allowances provided by POSCO E&C and POSCO ICT Co., Ltd. in 2021.

•
Our impairment loss on trade accounts and notes receivable increased by Won 39 billion from Won 1 billion in 2020 to Won 40 billion in 2021 primarily related to impairment of trade accounts and notes receivable of POSCO International.

•
Our service fees increased by 19.6%, or Won 31 billion, from Won 157 billion in 2020 to Won 187 billion in 2021 primarily due to an increase in payment guarantee fees reflecting an increase in our revenue.

•	Our amortization decreased by 24.3%, or Won 28 billion, from Won 115 billion in 2020 to Won 87 billion in 2021 primarily due to completion of amortization of some of our major intangible assets.

•
Our sales commissions decreased by 24.7%, or Won 21 billion, from Won 87 billion in 2020 to Won 65 billion in 2021 primarily reflecting a decrease in sales commission rates reflecting a recovery in demand for steel products.

Other Operating Income and Expenses
The following table presents our impairment loss on other receivables and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Impairment loss (reversal of impairment loss) on other receivables	￦	53	￦	(13)	￦	(66)	NA	(1)

(1)	N.A. means not applicable.
We recorded impairment loss on other receivables of Won 53 billion in 2020 compared to a reversal of impairment loss on other receivables of Won 13 billion in 2021. In 2020, our impairment loss on other receivables of Won 53 billion related primarily to POSCO International’s investments in natural resource projects in Indonesia and Madagascar. In 2021, our reversal of impairment loss on other receivables of Won 13 billion related primarily to our reclassification of impairment loss on a long-term loan provided by POSCO E&C related to a construction project.
The following table presents a breakdown of our other operating income and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	1	￦	60	￦	59	N.M. (1)
Gain on disposal of investments in subsidiaries, associates and joint ventures		89		86		(3)	(3.2)
Gain on disposal of property, plant and equipment		16		12		(4)	(22.7)
Gain on disposal of intangible assets		1		—		(1)	(100.0)
Gain on valuation of firm commitment		108		169		62	57.6
Gain on disposal of emission rights		25		1		(24)	(97.7)
Reversal of other provisions		5		34		29	557.5
Premium income		25		38		13	50.9
Others		134		177		44	32.9
Total other operating income	￦	402	￦	578		176	43.7

(1)	N.M. means not meaningful.
Our other operating income increased by 43.7%, or Won 176 billion, from Won 402 billion in 2020 to Won 578 billion in 2021, primarily due to increases in gain on valuation of firm commitment, gain on disposal of assets held for sale, and reversal of other provisions, the impact of which was partially offset by a decrease in gain on disposal of emission rights. Such factors were principally attributable to the following:

•
Our gain on valuation of firm commitment increased by 57.6%, or Won 62 billion, from Won 108 billion in 2020 to Won 169 billion in 2021 primarily due to an increase in valuation of firm commitment of POSCO International.

•
Our gain on disposal of assets held for sale increased by Won 59 billion from Won 1 billion in 2020 to Won 60 billion in 2021 primarily due to compensation we received from the transfer of the
Yang-Hak
Park site in 2021.

•
Our reversal of other provisions increased by 557.5%, or Won 29 billion, from Won 5 billion in 2020 to Won 34 billion in 2021 primarily due to a reversal of provisions relating to loans to Daewoo Motors India guaranteed by POSCO International.

•	We recognized gain on disposal of emission rights of Won 25 billion in 2020, compared to Won 1 billion of such gain in 2021.
The following table presents a breakdown of our other operating expenses and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Impairment loss on assets held for sale	￦	5	￦	—	￦	(5)	(100.0)%
Loss on disposals of investments in subsidiaries, associates and joint ventures		15		13		(2)	(12.0)
Loss on disposals of property, plant and equipment		142		96		(46)	(32.7)
Impairment loss on property, plant and equipment		27		312		284	1,052.1
Impairment loss on intangible assets		197		224		27	13.4
Loss on valuation of firm commitment		93		112		18	19.8
Idle tangible asset expenses		19		24		5	23.7
Increase to provisions		30		37		7	24.3
Donations		46		101		56	121.8
Others		70		108		38	54.0

Total other operating expenses	￦	646	￦	1,027		382	59.2

Our other operating expenses increased by 59.2%, or Won 382 billion, from Won 646 billion in the 2020 to Won 1,027 billion in 2021, primarily due to increases in impairment loss on property, plant and equipment and donations, the impact of which was partially offset by a decrease in loss on disposal of property, plant and equipment. Such factors were principally attributable to the following:

•
Our impairment loss on property, plant and equipment increased by 1,052.1%, or Won 284 billion, from Won 27 billion in 2020 to Won 312 billion in 2021. In 2020, we recognized impairment loss of Won 17 billion related to a fire at a stainless steel production facility at Pohang Works. In 2021, we recognized impairment loss of Won 218 billion related to the reclassification of a synthetic natural gas facility as an asset held for sale and Won 28 billion related to a coal mine in Australia invested by POSCO International.

•
Our donations increased by 121.8%, or Won 56 billion, from Won 46 billion in 2020 to Won 101 billion in 2021 primarily due to increases in donations to welfare funds of small and medium-sized
suppliers of POSCO International and POSCO.

•
We recognized loss on disposal of property, plant and equipment of Won 142 billion in 2020 and Won 96 billion in 2021 that related primarily to disposal of property, plant and equipment from upgrading of production facilities of POSCO.

We also recognized impairment loss on intangible assets of Won 197 billion in 2020 and Won 224 billion in 2021 that primarily related to POSCO International. In 2020, we recognized impairment loss on goodwill of Won 189 billion related to the recoverable amount of POSCO International, which is determined based on its value in use. In 2021, we recognized impairment loss on goodwill of Won 189 billion, Won 185 billion of which related to the recoverable amount of POSCO International.

Operating Profit
Due to the factors described above, our operating profit increased by 327.2%, or Won 6,721 billion, from Won 2,054 billion in 2020 to Won 8,775 billion in 2021. Our operating margin increased from 3.6% in 2020 to 11.5% in 2021.
Share of Profit of
Equity-Accounted
Investees
Our share of profit of equity-accounted investees increased by 387.3%, or Won 516 billion, from Won 133 billion in 2020 to Won 650 billion in 2021.
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
In 2021, we recognized a net gain for our proportionate share of equity-accounted
investees of Won 650 billion primarily due to our share of gains of Won 393 billion of Roy Hill Holdings Pty Ltd., Won 52 billion of KOBRASCO and Won 48 billion of South-East Asia Gas Pipeline Company Ltd., the impact of which was partially offset by our share of loss of Won 33 billion of Eureka Loly LLC. See Note 11 to the Consolidated Financial Statements.
Finance Income and Finance Costs
The following table presents a breakdown of our finance income and costs and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Interest income	￦	372	￦	292	￦	(80)	(21.5)%
Dividend income		38		74		36	94.1
Gain on foreign currency transactions		1,148		1,080		(68)	(5.9)
Gain on foreign currency translations		574		298		(276)	(48.0)
Gain on derivatives transactions		352		402		50	14.3
Gain on valuations of derivatives		116		371		255	220.6
Gain on disposals of financial assets at fair value through profit or loss		16		20		5	29.1
Gain on valuations of financial assets at fair value through profit or loss		52		102		50	97.2
Gain on valuations of financial liabilities at fair value through profit or loss		—		54		54	N.A. (1)
Others		10		36		26	260.7

Total finance income	￦	2,677	￦	2,730		53	2.0

Interest expenses	￦	639	￦	440		(199)	(31.1)
Loss on foreign currency transactions		1,068		985		(83)	(7.7)
Loss on foreign currency translations		425		555		129	30.4
Loss on derivatives transactions		410		497		87	21.2
Loss on valuations of derivatives		230		101		(128)	(55.9)
Loss on disposal of trade accounts and notes receivable		16		18		2	12.3
Loss on disposal of financial assets at fair value through profit or loss		6		8		2	42.7
Loss on valuations of financial assets at fair value through profit or loss		67		114		46	68.7
Others		32		48		16	49.9

Total finance costs	￦	2,892	￦	2,765		(127)	(4.4)

(1)	N.A. means not available.
Our interest expense decreased by 31.1% or Won 199 billion, from Won 639 billion in 2020 to Won 440 billion in 2021 primarily due to a general decrease in interest rates in Korea and abroad as well as a decrease in our average balance of interest-bearing financial liabilities in 2021.
Our interest income decreased by 21.5%, or Won 80 billion, from Won 372 billion in 2020 to Won 292 billion in 2021 primarily due to a general decrease in interest rates in Korea and abroad in 2021, which was partially offset by an increase in the average balance of interest-earning financial assets in 2021.
We recognized net gain on foreign currency translations of Won 149 billion in 2020 compared to a net loss on foreign currency translations of Won 257 billion in 2021, as the Won appreciated against the Dollar at year end in 2020 but depreciated in 2021. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won appreciated against the Dollar from
￦
1,157.8 to US$1.00 as of December 31, 2019 to
￦
1,088.0 to US$1.00 as of December 31, 2020, but depreciated to
￦
1,185.5 to US$1.00 as of December 31, 2021. In addition, our net gain on foreign currency transactions increased by 18.8%, or Won 15 billion, from Won 80 billion in 2020 to Won 95 billion in 2021, as the average value of the Won against the Dollar depreciated in 2020 but appreciated in 2021. The market average exchange rate, which was Won 1,157.8 to US$1.00 as of December 31, 2019, depreciated during 2020 to an average of Won 1,180.1 to US$1.00 in 2020 but appreciated during 2021 to an average of Won 1,144.4 to US$1.00 in 2021. Against such fluctuations, we recognized a net loss on valuations of derivatives of Won 114 billion in 2020 compared to a net gain on valuations of derivatives of Won 270 billion in 2021, and our net loss on transactions of derivatives increased by 63.1%, or Won 37 billion, from Won 58 billion in 2020 to Won 95 billion in 2021.
Profit before Income Taxes
Due to the factors described above, our profit before income taxes increased by 376.0%, or Won 7,417 billion, from Won 1,973 billion in 2020 to Won 9,390 billion in 2021.
The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair value adjustments, elimination of inter-segment profits, income tax expense and basis difference, and changes therein for 2020 and 2021.

					Changes
	For the Year Ended December 31,				2020 versus 2021
	2020		2021		Amount		%
	(In billions of Won)
Steel Segment	￦	712	￦	6,588	￦	5,876	825.4%
Trading Segment		157		325		168	106.7
Construction Segment		150		164		14	9.5
Others Segment		294		361		67	23.0
Goodwill and corporate fair value adjustments		(75)		(63)		12	(16.3)
Elimination of inter-segment profits		550		(180)		(730)	N.A. (2)
Income tax expense		237		2,220		1,983	837.0
Basis difference adjustments (1)		(52)		(26)		26	(49.8)

Profit before income taxes	￦	1,973	￦	9,390		7,417	376.0

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

Income Tax Expense
Our income tax expense increased by 887.1%, or Won 1,990 billion, from Won 224 billion in 2020 to Won 2,214 billion in 2021, primarily reflecting an increase in profit before income tax described above. Our effective tax rate increased from 11.4% in 2020 to 23.6% in 2021. In 2020, our effective tax rate of 11.4% was lower than the statutory rate of 27.5% primarily due to adjustments for changes in our estimation on deductibility of temporary difference related to synthetic natural gas facilities and business combination of our off-gas
power station business. See Note 35 to the Consolidated Financial Statements.
Profit
Due to the factors described above, our profit increased by 310.4%, or Won 5,427 billion, from Won 1,748 billion in 2020 to Won 7,176 billion in 2021.
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
Steel Segment
.
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

Trading Segment
.
The cost of sales of our Trading Segment, prior to consolidation, decreased by 14.0%, or Won 5,072 billion, from Won 36,330 billion in 2019 to Won 31,258 billion in 2020 primarily due to decreases in trading activities as well as natural resources development activities of POSCO International.
Construction Segment
.
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
Steel Segment
.
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
Trading Segment
.
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
Construction Segment
.
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

•	Our sales commissions increased by 17.5%, or Won 13 billion, from Won 74 billion in 2019 to Won 87 billion in 2020 primarily due to an increase sales commission related to claims.
Other Operating Income and Expenses
The following table presents our impairment loss on other receivables and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount %
	(In billions of Won)
Impairment loss on other receivables	￦	80	￦	53	￦ (27)	(33.9)%
Our impairment loss on other receivables decreased by 33.9%, or Won 27 billion, from Won 80 billion in 2019 to Won 53 billion in 2020 primarily due to the sale of POSCO China Dalian Plate Processing Center in 2020 and the removal of its impairment loss.

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

•
Our reversal of other provisions decreased by 85.9%, or Won 31 billion, from Won 37 billion in 2019 to Won 5 billion in 2020 primarily due to a reversal of other provisions relating to a lawsuit involving POSCO E&C in 2019, compared to no such reversal in 2020

•
Our gain on disposal of investments in subsidiaries, associates and joint ventures increased by 219.1%, or Won 61 billion, from Won 28 billion in 2019 to Won 89 billion in 2020. In 2019, we recognized gain on disposal of investments in subsidiaries, associates and joint ventures primarily related to our disposal of POSPOWER Co., Ltd. In 2020, such gain primarily related to our disposal of investments in Incheon-Gimpo Expressway Co. Ltd.

The following table presents a breakdown of our other operating expenses and changes therein for 2019 and 2020.

					Changes
	For the Year Ended December 31,				2019 versus 2020
	2019		2020		Amount		%
	(In billions of Won)
Impairment loss on assets held for sale	￦	38	￦	5	￦	(33)	(86.9)%
Loss on disposals of investments in subsidiaries, associates and joint ventures		7		15		8	123.8
Loss on disposals of property, plant and equipment		120		142		22	18.2
Impairment loss on property, plant and equipment		443		27		(416)	(93.9)
Impairment loss on investment property		33		—		(33)	(100.0)
Impairment loss on intangible assets		191		197		7	3.5
Loss on valuation of firm commitment		38		93		55	147.0
Idle tangible asset expenses		34		19		(15)	(43.6)
Increase to provisions		23		30		7	32.3
Donations		52		46		(6)	(11.5)
Others		112		70		(42)	(37.2)

Total other operating expenses	￦	1,090	￦	646		(444)	(40.8)

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

We also recognized impairment loss on intangible assets of Won 191 billion in 2019 and Won 197 billion in 2020 that primarily related to POSCO International. In 2019, we recognized write-offs
of intangible assets of Won 118 billion related to the termination of the Block
AD-7
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

Our interest expense decreased by 15.5%, or Won 117 billion, from Won 756 billion in 2019 to Won 639 billion in 2020 primarily due to a general decrease in interest rates in Korea and abroad as well as a decrease in our interest-bearing financial liabilities in 2020.
Our interest income increased by 5.6%, or Won 20 billion, from Won 352 billion in 2019 to Won 372 billion in 2020 primarily due to an increase in the average balance of interest-earning financial assets in 2020, which was partially offset by a general decrease in interest rates in Korea and abroad in 2020.
We recognized net loss on foreign currency translations of Won 113 billion in 2019 compared to a net gain on foreign currency translations of Won 149 billion in 2020, as the Won depreciated against the Dollar at year end in 2019 but appreciated in 2020. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated against the Dollar from Won 1,118.1 to US$1.00 as of December 31, 2018 to Won 1,157.8 to US$1.00 as of December 31, 2019, but appreciated to Won 1,088.0 to US$1.00 as of December 31, 2020. In addition, our net gain on foreign currency transactions increased by 2.3%, or Won 2 billion, from Won 78 billion in 2019 to Won 80 billion in 2020, as the average value of the Won against the Dollar depreciated in 2019 and 2020. The market average exchange rate, which was Won 1,118.1 to US$1.00 as of December 31, 2018, depreciated during 2019 to an average of Won 1,165.7 to US$1.00 in 2019 and further depreciated during 2020 to an average of Won 1,180.1 to US$1.00 in 2020. Against such fluctuations, we recognized a net gain on valuations of derivatives of Won 116 billion in 2019 compared to a net loss on valuations of derivatives of Won 114 billion in 2020, and our net loss on transactions of derivatives increased by 80.1%, or Won 26 billion, from Won 32 billion in 2019 to Won 58 billion in 2020.
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
Item 5.B.
Liquidity and Capital Resources
The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	(In billions of Won)
Net cash provided by operating activities	￦	6,005	￦	8,686	￦	6,259
Net cash used in investing activities		(3,683)		(6,259)		(5,583)
Net cash used in financing activities		(1,512)		(1,091)		(769)
Effect of exchange rate fluctuation on cash held		62		(95)		113
Cash and cash equivalents at beginning of the period		2,644		3,515		4,756
Cash and cash equivalents at end of the period		3,515		4,756		4,776
Net increase in cash and cash equivalents		871		1,240		20
Capital Requirements
Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we also use cash for repurchases of our shares as well as investments related to our diversification efforts.
Net cash used in investing activities was Won 3,683 billion in 2019, Won 6,259 billion in 2020 and Won 5,584 billion in 2021. Our cash outflows for acquisition of property, plant and equipment were Won 2,519 billion in 2019, Won 3,154 billion in 2020 and Won 3,069 billion in 2021. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 8.9 trillion in 2022, which we may adjust on an on-going
basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term
financial instruments of Won 647 billion in 2019, Won 2,807 billion in 2020 and Won 1,461 billion in 2021.
In our financing activities, we used cash of Won 3,747 billion in 2019, Won 3,644 billion in 2020 and Won 3,720 billion in 2021 for repayments of borrowings. We paid dividends on common stock in the amount of Won 946 billion in 2019, Won 659 billion in 2020 and Won 1,311 billion in 2021. In April 2020, we entered into a trust contract to engage in repurchases of our shares until April 2021 for up to Won 1.0 trillion, and we used cash of Won 883 billion in 2020 for acquisition of treasury shares. The trust contract was terminated in April 2021, and we used cash of Won 117 billion in the first quarter of 2021 for acquisition of treasury shares prior to such termination.
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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including raw materials purchase obligations and long-term shipping service contracts, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38(b) to the Consolidated Financial Statements. Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term
contracts provide for periodic price adjustments according to the market prices. As of December 31, 2021, 32 million tons of iron ore and 5 million tons of coal remained to be purchased under long-term
contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling.
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
Our net cash provided by operating activities decreased by 27.9%, or Won 2,427 billion, from Won 8,686 billion in 2020 to Won 6,259 billion in 2021. Our gross cash flow from our sales activities increased as discussed above. However, we recorded cash inflow of Won 1,718 billion related to our management of inventories in 2020 compared to cash outflow of Won 6,050 billion related to build up of our inventories in response to recovery of demand for our steel products in 2021, which in turn negatively impacted our net cash provided by operating activities.
We had net proceeds from borrowings, after adjusting for repayments of borrowings, of Won 1,900 billion in 2019, Won 766 billion in 2020 and Won 639 billion in 2021.
We had net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 2,195 billion in 2019, net proceeds from short-term borrowings, after adjusting for repayment of short-term borrowings, of Won 36 billion in 2020 and net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 330 billion in 2021.
Long-term
borrowings, excluding current installments, were Won 11,893 billion as of December 31, 2019, Won 11,820 billion as of December 31, 2020 and Won 12,911 billion as of December 31, 2021. Total short-term
borrowings and current installments of
long-term
borrowings were Won 8,548 billion as of December 31, 2019, Won 8,678 billion as of December 31, 2020 and Won 8,830 billion as of December 31, 2021.
We periodically increase our short-term borrowings and adjust our long-term borrowings depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Notes 17 and 23 to the Consolidated Financial

Statements. We continually take into consideration various factors when meeting our financial requirements, including financial market conditions, specific funding needs at a given time, and hedging requirements to address our market risks such as exchange rate risk and interest rate risk. Outstanding hybrid bonds were Won 199 billion as of December 31, 2019, 2020 and 2021. From time to time, we also generate cash from the sale of our treasury shares. Our net borrowings-to-equity
ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount by our total equity, was 35.42% as of December 31, 2019, 33.07% as of December 31, 2020 and 31.01% as of December 31, 2021.
We believe that we have sufficient working capital for our current requirements and that we have a variety of alternatives available to us to satisfy our liquidity requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.
Liquidity
We had working capital (current assets minus current liabilities) of Won 18,593 billion as of December 31, 2019, Won 19,193 billion as of December 31, 2020 and Won 26,148 billion as of December 31, 2021. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 3,515 billion as of December 31, 2019, Won 4,755 billion as of December 31, 2020 and Won 4,775 billion as of December 31, 2021. As of December 31, 2021, we held approximately 42% of such cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies.
Our holding of other receivables and other
short-term
financial assets were Won 10,578 billion as of December 31, 2019, Won 13,203 billion as of December 31, 2020 and Won 15,552 billion as of December 31, 2021. As of December 31, 2021, approximately 14% of our cash and cash equivalents, other receivables and other short-term
financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 2,000 billion as of December 31, 2021, Won 672 billion of which was used as of such date.
We have not had, and do not believe that we will have, difficulty gaining access to short-term
financing sufficient to meet our current requirements.
Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”
Capital Expenditures and Capacity Expansion
Cash used for acquisitions of property, plant and equipment was Won 2,519 billion in 2019, Won 3,154 billion in 2020 and Won 3,069 billion in 2021. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 8.9 trillion in 2022, which we may adjust on an on-going
basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general.
We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.
Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added
products, improvements in the efficiency of

older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel
businesses. The following table sets out the major items of our capital expenditures as of December 31, 2021:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2021
		(In billions of Won)
Construction of no. 6 cokes plant at Pohang Works	December 2026	￦	1,712	￦	989
Rationalization of hot-rolling furnace no. 2 at Pohang Works	October 2028		1,158		832
Construction of electric steel production facilities at Gwangyang Works	December 2025		909		909
Construction of lithium brine commercialization facilities in Argentina	April 2024		996		996
Item 5.C.
  Research and Development, Patents and Licenses, Etc.
We maintain a research and development program to carry out basic research and applied technology development activities. As of December 31, 2021, POSCO Technical Research Laboratories employed 918 personnel, including 520 researchers. Our technology development department also works closely with the Pohang University of Science & Technology, Korea’s first research-oriented
college founded by us in 1986, and the Research Institute of Industrial Science and Technology, Korea’s first private comprehensive research institute founded by us in 1987. We also established POSCO Research Institute (POSRI) in 1994, which engages in research activities and consulting services.
Our research and development program has filed approximately 45,900 industrial rights applications relating to steel-making
technology, approximately 11,600 of which were registered as of December 31, 2021, and has successfully applied many of these to the improvement of our manufacturing process.
Item 5.D.
Trend Information
These matters are discussed under Item 5.A. and Item 5.B. above where relevant.
Item 5.E.
Critical Accounting Estimates
Our financial statements are prepared in accordance with IFRS as issued by IASB. See Note 2 to the Consolidated Financial Statements for a discussion of our critical accounting estimates.
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

Our board of directors maintains the following special committees:

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
Inside Directors
As of March 31, 2022, our Inside Directors are as follows:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Choi, Jeong-Woo	Chief Executive Officer and Representative Director	—	3	64	March 2024
Chon, Jung-Son	Representative Director and President	Head of Corporate Strategy Team, POSCO HOLDINGS INC.	4	59	March 2023
Chung, Chang-Hwa	Senior Executive Vice President	Head of POSCO N.EX.T Hub, POSCO HOLDINGS INC.	1	60	March 2023
Yoo, Byeong-Og	Senior Executive Vice President	Head of Green Materials and Energy Business Team, POSCO HOLDINGS INC.	—	59	March 2023
Kim, Hag-Dong	Non-standing Director	Representative Director and Vice Chairman, POSCO	3	62	March 2023
All Inside Directors are engaged in our business on a
full-time
basis.

Outside Directors
Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA.

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Kim, Sung-Jin	Chairman	Former Minister, Ministry of Oceans and Fisheries	4	72	March 2024
Chang, Seung-Wha	Director	Professor of Law, Seoul National University	5	58	March 2023
Pahk, Heui-Jae	Director	Professor of Mechanical and Aerospace Engineering, Seoul National University	3	60	March 2025
Yoo, Young-Sook	Director	Former Principal Research Scientist, Korea Institute of Science and Technology (KIST)	1	66	March 2024
Kwon, Tae-Kyun	Director	Former Korean Ambassador to the United Arab Emirates	1	66	March 2024
Yoo, Jin-Nyong	Director	Chief Executive Officer, Angel 6+	—	64	March 2025
Sohn, Sung-Kyu	Director	Professor, Yonsei University School of Business	—	62	March 2025
The term of office of the Director elected in March 2022 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.
Senior Management
In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of March 2, 2022:

Name	Position	Responsibility and Division	Age

Oh, Seokkeun	Executive Officer	Head of Communications Team	60

Jeong, Daehyung	Executive Officer	Chief of Strategy and Business Development (Corporate Strategy Team)	53

Park, Jeong Bin	Executive Officer	Chief of Investments (Corporate Strategy Team)	53

Kim, Youngjoong	Executive Officer	Head of Steel Business Team	57

Kim, Wonhee	Executive Officer	Head of Green Infrastructure Business Team	56

Chung, Kyungjin	Executive Officer	Head of Finance Team	56

Seo, Sangchul	Executive Officer	Chief of Taxes (Finance Team)	58

Yang, Byeongho	Executive Officer	Head of ESG Team	55

Kim, Myeoungho	Executive Officer	Co-chief of Corporate Legal (Corporate Legal Team)	51

Kwon, Youngkyun	Executive Officer	Co-chief of Corporate Legal (Corpporate Legal Team)	48

Kim, Yongsoo	Executive Officer	Head of Human Resources Management Team	56

Park, Jinwoo	Executive Officer	Chief of Public Relations (Communication Team)	55

Oh, Youngdal	Executive Officer	Chief of Business Cooperation (Communication Team)	53

Lee, Jaewan	Executive Officer	Head of Global Relations Team	54

Lee, Kyungsub	Executive Officer	Co-chief of LiB Materials Business (Green Materials and Energy Business Team)	56

Lee, Sangmin	Executive Officer	Co-chief of LiB Materials Business (Green Materials and Energy Business Team)	58

Cho, Juik	Executive Officer	Chief of Hydrogen Business (Green Materials & Energy Business Team)	56

Name	Position	Responsibility and Division	Age

Kim, Joomin	Executive Officer	Head of Artificial Intelligence Research and Development Laboratories	50

Kim, Pilho	Executive Officer	Head of Manufacturing Artificial Intelligence Center	49

Kim, Do-hyeong	Executive Officer	Head of LiB Materials Research and Development Laboratories	60

Park, Seongjin	Executive Officer	Chief of Industry and Academy Research Cooperation	53

Kim, Keunhwan	Executive Officer	Chief of Venture Valley Planning	52

Kim, Jungyoung	Executive Officer	Head of N.EX.T Hub Construction Task Force Team	60
Item 6.B.
Compensation
Compensation of Directors and Officers
Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2021, the aggregate compensation paid and accrued to our Directors and executive officers was approximately Won 47 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 15 billion.
Among those who received total annual compensation exceeding Won 500 million in 2021, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2021	Long-term Incentive Compensation for Payment Subsequent to 2021

		(In millions of Won)

Choi, Jeong-Woo	Chief Executive Officer and Representative Director	1,829	—

Kim, Hag-Dong	Non-standing Director	1,147	—

Chang, In-Hwa	Former Senior Executive Vice President	2,980	178

Oh, Gyu-Seok	Former Senior Executive Vice President	1,086	175

Jeong, Tak	Former Senior Executive Vice President	1,001	—
Item 6.C.
Board Practices
ESG Committee
The ESG Committee is composed of three Outside Directors, Yoo, Young-Sook, Kim,
Sung-Jin
and Kwon,
Tae-Kyun,
and one Inside Director, Yoo,
Byeong-Og.
The ESG Committee oversees decisions with respect to our ESG policies, including policies related to environment, climate change, low carbon and governance. It also reviews operational matters of our board of directors and special committees, reviews plans related to safety and health, and manages and monitors ESG activities.
Director Candidate Recommendation Committee
The Director Candidate Recommendation Committee is composed of three Outside Directors, Kwon,
Tae-Kyun,
Chang,
Seung-Wha
and Yoo,
Jin-Nyong.
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
Pahk,
Heui-Jae,
Yoo, Young-Sook and Sohn,
Sung-Kyu.
The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.
Finance Committee
The Finance Committee is composed of three Outside Directors, Pahk,
Heui-Jae,
Yoo, Young-Sook and Kwon,
Tae-Kyun,
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
Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Sohn,
Sung-Kyu,
Kim, Sung-Jin and Yoo,
Jin-Nyong.
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
Item 6.D.
Employees
As of December 31, 2021, we had 36,619 employees, including 18,372 persons employed by our subsidiaries. Of the total number of employees, approximately 85.7% are technicians and skilled laborers and 14.3% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 35,393 employees, including 17,530 persons employed by our subsidiaries, as of December 31, 2020 and 35,261 employees, including 17,758 persons employed by our subsidiaries, as of December 31, 2019.

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
As of December 31, 2021, our employees owned, through our employee stock ownership association, approximately 1.45% of our common stock in their employee accounts.
Item 6.E.
Share Ownership
The persons who are currently our Directors or executive officers held, as a group, 8,315 common shares as of March 31, 2022, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Choi, Jeong-Woo	1,526
Chon, Jung-Son	1,262
Chung, Chang-Hwa	650
Yoo, Byeong-Og	1,149
Kim, Hag-Dong	1,460
Jeong, Daehyung	130
Kim, Youngjoong	350
Kim, Wonhee	120
Chung, Kyungjin	294
Yang, Byeongho	322
Kim, Yongsoo	42
Park, Jinwoo	92
Lee, Kyungsub	200
Lee, Sangmin	89
Cho, Juik	200
Park, Seongjin	200
Kim, Keunhwan	229

Total	8,315

Item 7.
Major Shareholders and Related Party Transactions
Item 7.A.
Major Shareholders
The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2021.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	8,063,521	9.25%
BlackRock Fund Advisors (1) (2) (3)	4,381,134	5.02
Government of Singapore (4)	3,827,263	4.39
Nippon Steel Corporation (1)	2,894,712	3.32
FMR LLC (2)	2,274,323	2.61
Treasury shares	11,561,263	13.26
Others	54,184,619	62.15

Total issued shares of common stock	87,186,835	100.00%

(1)	Includes ADRs.
(2)	Includes shares held by subsidiaries and others.
(3)	The number of shares owned by the shareholder is based on the status report of large-scale shareholders filed with the Korea Exchange.
(4)	Includes shares held by GIC Private Limited.
As of December 31, 2021, there were 6,516,962 shares of common stock outstanding in the form of ADRs, representing 7.47% of the total issued shares of common stock.
Item 7.B.
  Related Party Transactions
We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 37 and 38 to the Consolidated Financial Statements.
As of December 31, 2019, 2020 and 2021, we had no loans outstanding to our executive officers and Directors.
Item 7.C.
  Interests of Experts and Counsel
Not applicable
Item 8.
  Financial Information
Item 8.A.
  Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” and pages
F-1
through
F-140.
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
Loans to Daewoo Motors India Guaranteed by Predecessor of POSCO International
In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO International), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO International). The total claim amount is 4.46 billion Indian Rupees, and POSCO International recorded provision of Won 2.6 billion relating to its portion of the guarantee alleged by Industrial Development Bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO International’s provision is classified as a non-current
liability as of December 31, 2021.
Legal Proceedings Related to the Songdo Project
In March 2019, affiliates of Gale Investments Company, LLC, a former joint venture partner of POSCO E&C in the urban planning and development project in Songdo International City in Incheon (the “Songdo Project”), filed a claim in the United States District Court for the Southern District of New York and filed a request for arbitration pursuant to the rules of the International Court of Arbitration of the International Chamber of Commerce (“ICA”) against POSCO E&C, claiming POSCO E&C wrongfully seized and sold certain properties of the claimants. In December 2013, POSCO E&C and one of the claimants entered into a series of loan facility agreements with several lenders to finance the Songdo Project, with their respective stakes in the joint venture pledged as collateral. The loan facility agreements entitled POSCO E&C to certain subrogation rights related to guaranteeing the obligations of the claimant to repay the principal amounts of the loans. In 2017, upon default of certain series of the loans, POSCO E&C exercised such subrogation rights, claimed the pledged assets of the claimant and sold such assets. The claimants are seeking damages of approximately Won 2,400 billion allegedly resulting from POSCO E&C’s purported wrongful seizure and sale of such properties as well as alleged overcharges made by POSCO E&C while serving as the construction contractor for the Songdo Project. While the claim in the United States District Court for the Southern District of New York was dismissed in November 2020, POSCO E&C believes that its actions were legally permissible and is vigorously defending against the claims made by the claimants in the ICA proceeding.
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
The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends starting in the second half of 2016), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 87,186,835 shares of common stock were issued as of December 31, 2021. Of these shares and as of such date, 75,625,572 shares were outstanding and 11,561,263 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock

	(In Won)
2017	3,500	4,500	8,000
2018	5,000	5,000	10,000
2019	4,000	6,000	10,000
2020	4,500	3,500	8,000
2021	5,000	12,000	17,000
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
ADSs
Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth
of one share of common stock. As of December 31, 2021, 26,067,848 ADSs representing 6,516,962 common shares were outstanding, representing 7.47% of total issued shares of common stock.
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
Non-Voting
Preferred Shares have a preferential right to dividend payments. Common Shares and
Non-Voting
Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue
Non-Voting
Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter
of our total issued and outstanding capital stock. As of December 31, 2021, 87,186,835 Common Shares were issued, of which 11,561,263 shares were held by us in treasury. We have never issued any
Non-Voting
Preferred Shares. All of the issued and outstanding Common Shares are fully-paid
and
non-assessable
and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.
Item 10.B.
Memorandum and Articles of Association
Under Article 2 of our articles of incorporation, the primary purpose of POSCO HOLDINGS INC. is to engage in, among others: controlling the businesses of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries
and companies controlled by such
sub-subsidiaries,
collectively “subsidiaries”); the management and licensing of intellectual property rights including brands and trademarks; investments related to start-up
assistance and new technology; market research, management advisory and consulting services; technology research and commissioned services; matters entrusted by subsidiaries to assist the subsidiaries’ businesses; the supply of gas such as hydrogen and resources development business; the leasing of real estate and distribution businesses; and any other activities that are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.
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
Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2021, our employees owned, through our employee stock ownership association, approximately 1.45% of our common stock in their employee accounts.
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
published in Seoul,
The Maeil Shinmun
published in Taegu and
The Kwangju Ilbo
published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of
Non-Voting
Preferred Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings. Our general meetings of shareholders are held either in Pohang or at a near-by
place if necessary.
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

Securities Transaction Tax
Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.43% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.23% of the sales price of such shares (or 0.25% of the sales price if such shares were sold before January 1, 2021) (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.43% of the sales price of such shares if traded outside the KRX KOSPI Market.
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
In order for a
Non-resident
Holder to obtain the benefit of a tax exemption on certain Korean source income (e.g., interest and capital gains) under an applicable tax treaty, Korean tax law requires such
Non-resident
Holder (or its agent) to submit to the payer of such Korean source income an application for tax exemption under a tax treaty along with a certificate of tax residency of such
Non-resident
Holder issued by a competent authority of the
non-resident’s
country of tax residence, subject to certain exceptions. The payer of such Korean source income, in turn, is required to submit such application to the relevant district tax office by the ninth day of the month following the date of the first payment of such income. However, this requirement does not apply to exemptions under Korean tax law.
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
Subject to certain exceptions for
short-term
and hedged positions, the Dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term
capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 or 2021 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.
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
None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net gain on valuation of derivatives of Won 116 billion and net loss on derivatives transactions of Won 32 billion in 2019, net loss on valuation of derivatives of Won 114 billion and net loss on derivatives transactions of Won 58 billion in 2020 and net gain on valuation of derivatives of Won 270 billion and net loss on derivatives transactions of Won 95 billion in 2021.
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
Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2019				2020				2021
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
US Dollars	￦	(174)	￦	174	￦	(244)	￦	244	￦	(264)	￦	264
Japanese Yen		(17)		17		(53)		53		(200)		200
Euro		41		(41)		(48)		48		(39)		39
See Note 23 to the Consolidated Financial Statements.
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

	For the Years Ended December 31,
	2019			2020			2021
	Increase	Decrease		Increase	Decrease		Increase	Decrease

	(In billions of Won)
Increase or decrease in annual profit and net equity	￦ (79)	￦	79	￦ (66)	￦	66	￦ (64)	￦	64
See Note 23 to the Consolidated Financial Statements.
A reduction of interest rates also increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term
and
long-term
liabilities as of December 31, 2021 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2021		December 31, 2020
	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value	Total	Fair Value

	(In billions of Won except rates)
Local currency:
Fixed rate	2,709	1,517	1,693	329	648	756	7,652	7,646	6,688	6,679
Average weighted rate (1)	1.18%	2.31%	1.30%	2.06%	1.38%	1.90%	1.60%		2.25%
Variable rate	146	182	40	0	2	116	486	484	671	671
Average weighted rate (1)	1.49%	2.26%	2.07%	0.00%	0.75%	2.71%	2.11%		2.14%

Sub-total	2,855	1,699	1,733	329	650	872	8,138	8,130	7,359	7,350

Foreign currency, principally Dollars and Yen:
Fixed rate	2,250	1,505	1,698	538	1,435	283	7,709	7,681	7,513	7,472
Average weighted rate (1)	1.64%	2.86%	1.45%	2.43%	0.00%	4.00%	1.65%		2.49%
Variable rate	3,610	1,296	43	785	93	65	5,892	5,889	5,623	5,622
Average weighted rate (1)	1.30%	1.11%	0.00%	2.71%	1.02%	4.15%	1.47%		1,75%

Sub-total	5,860	2,801	1,741	1,323	1,528	348	13,601	13,570	13,136	13,094

Total	8,715	4,500	3,474	1,652	2,178	1,220	21,739	21,700	20,495	20,444

(1)	Weighted average rates of the portfolio at the period end.
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

Fees and Payments from the Depositary to Us
In 2021, we received approximately $1.3 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.
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
and
15d-15(e)
under the Exchange Act, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021.
c.    Report of the Independent Registered Public Accounting Firm
The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG”), on the effectiveness of our internal control over financial reporting as of December 31, 2021 is included in Item 18 of this Form
20-F.
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
Item 16.
[Reserved]
Item 16.A.
Audit Committee Financial Expert
The board of directors has determined that Sohn,
Sung-Kyu
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
Item 16.C.
Principal Accountant Fees and Services
Our independent registered public accounting firm is KPMG Samjong Accounting Corp. The auditor location is Seoul, Republic of Korea, and the auditor firm ID is 1357.

Audit and
Non-Audit
Fees
The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG, in 2020 and 2021:

	For the Year Ended December 31,
	2020		2021

	(In millions of Won)
Audit fees	￦	7,712	￦	9,874
Audit-related fees		—		382
Tax fees		1,037		997
Other fees		1,236		1,355

Total fees	￦	9,985	￦	12,608

Audit fees in 2020 and 2021 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.
Audit-related fees in 2021 as set forth in the above table are fees billed by KPMG for issuing comfort letters in connection with our securities offering and agreed-upon procedures related to the vertical spin-off of POSCO.
Tax fees in 2020 and 2021 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.
Other fees in 2020 and 2021 as set forth in the above table are fees billed by KPMG in connection with statutory audits unrelated to the audit of our annual financial statements.
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

Item 16.D.
Exemptions from the Listing Standards for Audit Committees
Not applicable
Item 16.E.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth the repurchases of common shares by us or any affiliated purchasers during the fiscal year ended December 31, 2021:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	—	—	—	—
February 1 to February 29	60,000	280,993	60,000	—
March 1 to March 31	329,900	302,854	329,900	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	389,900	299,490	389,900	—

Item 16.F.
Change in Registrant
’
s Certifying Accountant
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

NYSE Corporate Governance Standards	POSCO HOLDINGS INC.’s Corporate Governance Practice
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

NYSE Corporate Governance Standards	POSCO HOLDINGS INC.’s Corporate Governance Practice

Nomination/Corporate Governance Committee

A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have not established a separate nomination corporate governance committee. However, we maintain a Director Candidate Recommendation Committee composed of three Outside Directors and one Inside Director.
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
under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee comprised of three Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have an Employee Stock Ownership Program. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings

Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Our board of directors is generally authorized to issue new shares, subject to certain limitations as provided by our articles of incorporation.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at
http://www.posco.com
.

NYSE Corporate Governance Standards	POSCO HOLDINGS INC.’s Corporate Governance Practice

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at http://www.posco.com.
Item 16.H.
Mine Safety Disclosure
Not applicable
Item 16.I.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable
PART III
Item 17.
Financial Statements
Not applicable
Item 18.
Financial Statements

Item 19.
Exhibits

1.1	—	Articles of Incorporation of POSCO HOLDINGS INC. (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*	Filed previously
(P) Paper filing

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
POSCO HOLDINGS INC. (formerly, POSCO):
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of POSCO HOLDINGS INC. (formerly, POSCO) and subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

(a)	Assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation cash generating unit
As discussed in Notes 3 and 15(c) to the consolidated financial statements, goodwill amounted to
￦
735,969 million as of December 31, 2021, of which
￦
578,046 million related to the cash generating unit (“CGU”) of POSCO INTERNATIONAL Corporation. The Company performs goodwill impairment testing on an annual basis irrespective of whether there is any indication of impairment and whenever there is an indication that the CGU may be impaired. Recoverable amount of POSCO INTERNATIONAL Corporation was determined based on value-in-use.
We identified the assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation CGU as a critical audit matter. A high degree of challenging, subjective and complex auditor judgment was involved in evaluating the Company’s estimate of the recoverable amount of POSCO INTERNATIONAL Corporation CGU. Specifically, estimated sales, discount rate and terminal growth rate were challenging to test as minor changes in those assumptions would have a significant effect on the Company’s assessment of the recoverable amount of the goodwill.
The following are the primary procedures we performed to address this critical audit matter. We evaluated design and tested operating effectiveness of certain internal controls related to the Company’s goodwill impairment analysis. This included controls related to the development of the estimated sales, discount rate and terminal growth rate assumptions. We evaluated the estimated sales by comparing the growth assumptions to the latest financial budgets approved by the board of directors, The CGU’s historical performance and trading industry reports. We compared the estimated sales prepared in prior year with the current year’s actual results to assess the Company’s ability to accurately forecast. We compared the terminal growth rate with available public data from external economic research institutions. We performed sensitivity analysis over the estimated sales, discount rate and terminal growth rate to assess the impact of changes in these assumptions on the Company’s goodwill impairment assessment. We involved valuation professionals with specialized skill and knowledge, who assisted us in evaluating the discount rate by comparing it against a discount rate that was independently developed using available market data for comparable entities.

(b)	Estimated total contract costs at completion for construction contract revenue recognition related to POSCO ENGINEERING & CONSTRUCTION CO., LTD.
As discussed in Notes 3, 28 and 29 to the consolidated financial statements, the Company reported revenue of
￦
5,583,909 million from construction contracts for the year ended December 31, 2021, for which revenue is recognized over time. Such revenue amount included revenue related to POSCO ENGINEERING & CONSTRUCTION CO., LTD, a subsidiary of the Company. When contract revenue and contract cost can be reliably estimated, the Company recognizes contract revenue over time based on the percentage of completion. The percentage of completion is determined based on the proportion of contract costs incurred to date, excluding contract costs incurred that do not reflect the stage of completion, to the estimated total contract costs at completion.
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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimation of total contract costs at completion for construction contracts, including controls related to the assumptions used to develop the estimated total contract costs at completion. We evaluated the estimated total contract costs at completion by:

–
inspecting the supporting documentation prepared by the person in charge of construction field regarding rationale and reliability of the estimated total contract costs at completion including estimated material costs, labor costs and outsourcing costs for a selection of projects;

–
questioning the person in charge of construction field, and inspecting supporting documentation to test estimated material costs, labor costs and outsourcing costs for a selection of projects commenced in 2021;

–
questioning the Company’s finance manager and the person in charge of construction field, and inspecting documents as to the cause of any changes in estimated total contract costs at completion made during 2021 for a selection of projects; and

–
assessing the Company’s ability to accurately forecast estimated total contract costs at completion by comparing the actual total contract costs for a selection of construction contracts completed during 2021 against the estimated total contract costs at completion in prior year.

/s/ KPMG Samjong Accounting Corp.
We have served as the Company’s auditor since 2008.
Seoul, Korea
April 28, 2022

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting
To the Shareholders and Board of Directors
POSCO HOLDINGS INC. (formerly, POSCO):
Opinion on Internal Control over Financial Reporting
We have audited POSCO HOLDINGS INC. (formerly, POSCO) and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
April 28, 2022

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2020 and 2021

(in millions of Won)	Notes	December 31, 2020		December 31, 2021
Assets
Cash and cash equivalents	4,5,23	￦	4,754,644	4,775,166
Trade accounts and notes receivable, net	6,17,23,29,37		8,110,239	9,978,939
Other receivables, net	7,23,37		1,494,239	2,104,610
Other short-term financial assets	8,23		11,709,209	13,447,717
Inventories	9		9,636,183	16,096,371
Current income tax assets	35		49,481	23,229
Assets held for sale	10		34,210	78,470
Other current assets	16		616,623	915,358

Total current assets			36,404,828	47,419,860

Long-term trade accounts and notes receivable, net	6,23		86,423	63,205
Other receivables, net	7,23,37		1,195,962	1,415,143
Other long-term financial assets	8,23		1,561,807	2,119,674
Investments in associates and joint ventures	11		3,876,249	4,514,647
Investment property, net	13		994,781	1,086,077
Property, plant and equipment, net	14		29,400,141	29,596,698
Intangible assets, net	15		4,449,432	4,166,309
Defined benefit assets, net	21		86,149	255,858
Deferred tax assets	35		1,357,844	1,462,812
Other non-current assets	16		270,060	198,607

Total non-current assets			43,278,848	44,879,030

Total assets		￦	79,683,676	92,298,890

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2020 and 2021

(in millions of Won)	Notes	December 31, 2020		December 31, 2021
Liabilities
Trade accounts and notes payable	23,37	￦	3,755,513	5,468,175
Short-term borrowings and current installments of long-term borrowings	4,17,23		8,677,529	8,830,067
Other payables	18,23		1,845,266	2,189,361
Other short-term financial liabilities	19,23,37		141,404	111,641
Current income tax liabilities	35		366,476	2,139,718
Liabilities directly associated with the assets held for sale	10		25	189
Provisions	20		443,273	399,984
Other current liabilities	22,29		1,981,977	2,132,236

Total current liabilities			17,211,463	21,271,371

Long-term trade accounts and notes payable	23,37		22,323	694
Long-term borrowings, excluding current installments	4,17,23		11,820,078	12,911,149
Other payables	18,23		558,924	679,009
Other long-term financial liabilities	19,23		133,588	23,996
Defined benefit liabilities, net	21		141,785	50,842
Deferred tax liabilities	35		1,320,726	1,271,775
Long-term provisions	20		522,969	589,092
Other non-current liabilities	22		348,297	786,996

Total non-current liabilities			14,868,690	16,313,553

Total liabilities			32,080,153	37,584,924

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,320,003	1,397,416
Hybrid bonds	25		199,384	199,384
Reserves	26		(1,380,918)	(666,985)
Treasury shares	27		(2,391,523)	(2,508,294)
Retained earnings			46,064,477	51,475,396

Equity attributable to owners of the controlling company			44,293,826	50,379,320
Non-controlling interests	25		3,309,697	4,334,646

Total equity			47,603,523	54,713,966

Total liabilities and equity		￦	79,683,676	92,298,890

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2019, 2020 and 2021

(in millions of Won, except per share information)	Notes	2019		2020	2021
Revenue	28,29,37	￦	64,785,709	57,466,678	76,009,201
Cost of sales	29,31,34,37		(58,462,100)	(52,798,594)	(64,154,339)

Gross profit			6,323,609	4,668,084	11,854,862
Selling and administrative expenses	30,34
Reversal of (Impairment loss) on trade accounts and notes receivable			28,105	(829)	(40,153)
Other administrative expenses	31		(2,041,286)	(1,939,602)	(2,209,809)
Selling expenses			(368,318)	(376,940)	(393,075)
Other operating income and expenses	32,37
Reversal of (Impairment loss) on other receivables			(80,323)	(53,105)	12,975
Other operating income			450,891	402,336	577,997
Other operating expenses	34		(1,089,965)	(645,574)	(1,027,492)

Operating profit			3,222,713	2,054,370	8,775,305
Share of profit of equity-accounted investees, net	11		273,741	133,297	649,569
Finance income and costs	23,33
Finance income			1,872,143	2,677,499	2,730,110
Finance costs			(2,242,063)	(2,892,402)	(2,765,175)

Profit before income taxes			3,126,534	1,972,764	9,389,809
Income tax expense	35		(1,088,369)	(224,272)	(2,213,827)

Profit			2,038,165	1,748,492	7,175,982
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit plans	21		(117,152)	36,575	51,155
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(10,541)	(77,627)	214,888
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			66,134	(28,609)	165,106
Foreign currency translation differences			208,117	(147,956)	386,141
Losses on valuation of derivatives	23		(90)	(331)	309

Other comprehensive income (loss), net of tax			146,468	(217,948)	817,599

Total comprehensive income		￦	2,184,633	1,530,544	7,993,581

Profit attributable to :
Owners of the controlling company		￦	1,864,405	1,581,208	6,606,728
Non-controlling interests			173,760	167,284	569,254

Profit		￦	2,038,165	1,748,492	7,175,982

Total comprehensive income attributable to :
Owners of the controlling company		￦	2,027,049	1,394,192	7,374,060
Non-controlling interests			157,584	136,352	619,521

Total comprehensive income		￦	2,184,633	1,530,544	7,993,581

Earnings per share (in Won)	36
Basic earnings per share (in Won)			23,189	19,900	87,191
Diluted earnings per share (in Won)		￦	23,189	19,900	85,240
See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2020 and 2021

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

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2019, 2020 and 2021

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

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2019, 2020 and 2021

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2021	￦	482,403	1,320,003	199,384	(1,380,918)	(2,391,523)	46,064,477	44,293,826	3,309,697	47,603,523
Comprehensive income:
Profit		—	—	—	—	—	6,606,728	6,606,728	569,254	7,175,982
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,405	44,405	6,750	51,155
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	160,343	—	—	160,343	4,763	165,106
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	205,924	—	8,948	214,872	16	214,888
Foreign currency translation differences, net of tax		—	—	—	347,469	—	—	347,469	38,672	386,141
Gain or losses on valuation of derivatives, net of tax		—	—	—	243	—	—	243	66	309

Total comprehensive income		—	—	—	713,979	—	6,660,081	7,374,060	619,521	7,993,581

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(62,230)	(404,795)
Interim dividends		—	—	—	—	—	(907,507)	(907,507)	—	(907,507)
Changes in subsidiaries		—	—	—	—	—	—	—	15,034	15,034
Changes in ownership interests in subsidiaries		—	83,547	—	—	—	—	83,547	459,917	543,464
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)	(7,254)	(16,454)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(6,134)	—	(46)	—	10,110	3,930	(39)	3,891

Total transactions with owners of the controlling company		—	77,413	—	(46)	(116,771)	(1,249,162)	(1,288,566)	405,428	(883,138)

Balance as of December 31, 2021	￦	482,403	1,397,416	199,384	(666,985)	(2,508,294)	51,475,396	50,379,320	4,334,646	54,713,966

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2020 and 2021

(in millions of Won)	Notes	2019		2020	2021
Cash flows from operating activities
Profit		￦	2,038,165	1,748,492	7,175,982
Adjustments for:
Depreciation			3,029,868	3,156,181	3,135,345
Amortization			431,247	465,558	444,100
Finance income			(855,382)	(1,185,934)	(1,270,044)
Finance costs			1,197,705	1,390,983	1,257,112
Income tax expense			1,088,369	224,272	2,213,827
Gain on disposal of property, plant and equipment			(49,367)	(15,548)	(12,016)
Loss on disposal of property, plant and equipment			120,227	142,126	95,720
Impairment losses on property, plant and equipment			442,700	27,040	311,520
Gain on disposal of intangible assets			(1,896)	(815)	(273)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(27,836)	(88,836)	(85,981)
Loss on disposal of investments in subsidiaries, associates and joint ventures			6,539	14,632	12,882
Share of profit of equity-accounted investees			(273,741)	(133,297)	(649,569)
Expenses related to post-employment benefits			240,425	248,324	243,567
Increase to provisions			76,538	184,984	159,592
Impairment loss on trade and other receivables			52,218	53,934	27,178
Loss on valuation of inventories			96,201	54,014	78,783
Impairment losses on goodwill and intangible assets			191,021	197,776	224,328
Gain on disposal of assets held for sale			(37,461)	(841)	(60,208)
Impairment losses on assets held for sale			38,328	5,030	—
Others, net			894	(19,420)	(37,014)

			5,766,597	4,720,163	6,088,849

Changes in operating assets and liabilities	39		(114,045)	2,855,908	(7,044,310)
Interest received			320,336	368,539	279,554
Interest paid			(760,175)	(624,399)	(433,794)
Dividends received			266,774	267,923	782,053
Income taxes paid			(1,512,997)	(650,889)	(588,969)

Net cash provided by operating activities		￦	6,004,655	8,685,737	6,259,365

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2019, 2020 and 2021

(in millions of Won)	Notes	2019		2020	2021
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(36,063,406)	(43,307,727)	(41,797,503)
Proceeds from disposal of short-term financial instruments			35,415,822	40,500,759	40,336,417
Acquisition of long-term financial instruments			—	—	(289,612)
Increase in loans			(450,638)	(329,236)	(526,643)
Collection of loans			398,838	138,270	568,536
Acquisitions of securities			(296,827)	(338,063)	(300,807)
Proceeds from disposal of securities			62,492	448,125	273,935
Acquisitions of investments in associates and joint ventures			(160,404)	(141,785)	(492,435)
Proceeds from disposal of investments in associates and joint ventures			16,458	18,401	61,013
Acquisitions of property, plant and equipment			(2,519,219)	(3,154,412)	(3,068,591)
Proceeds from (payment for) disposal of property, plant and equipment			51,800	(42,530)	(11,117)
Acquisitions of investment property			(19,344)	(976)	(91,880)
Proceeds from disposal of investment property			12,057	250	3,809
Acquisitions of intangible assets			(299,587)	(300,645)	(431,122)
Proceeds from disposal of intangible assets			24,161	79,011	9,485
Proceeds from disposal of assets held for sale			67,246	37,680	67,293
Increase in cash from (payment for) acquisition of business, net of cash acquired			(37,345)	—	5,472
Cash received from disposal of business, net of cash transferred			45,360	77,488	—
Collection of lease receivables			56,889	61,567	97,701
Others, net			12,788	(5,442)	2,542

Net cash used in investing activities			(3,682,859)	(6,259,265)	(5,583,507)

Cash flows from financing activities
Proceeds from borrowings			5,646,977	4,410,387	4,358,955
Repayment of borrowings			(3,746,845)	(3,644,057)	(3,719,542)
Proceeds from (repayment of) short-term borrowings, net			(2,194,727)	35,525	(329,897)
Payment of cash dividends			(946,218)	(659,145)	(1,310,920)
Payment of interest of hybrid bonds			(16,494)	(16,539)	(16,493)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			29,475	176,062	660,488
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(123,304)	(11,473)	(16,138)
Repayment of lease liabilities			(167,427)	(217,312)	(281,288)
Acquisition of treasury shares			—	(883,219)	(116,771)
Repayment of redeemable convertible preferred shares			—	(278,581)	—
Others, net			6,384	(2,516)	2,940

Net cash used in financing activities	39		(1,512,179)	(1,090,868)	(768,666)

Effect of exchange rate fluctuation on cash held			61,764	(95,272)	112,950

Net increase in cash and cash equivalents			871,381	1,240,332	20,142
Cash and cash equivalents at beginning of the period	5,10		2,643,865	3,515,246	4,755,578

Cash and cash equivalents at end of the period	5,10	￦	3,515,246	4,755,578	4,775,720

See accompanying notes to the consolidated financial
statements.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2020 and 2021

1.	General Information
General information about POSCO HOLDINGS INC. (formerly, POSCO), its 39 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 130 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 131 associates and joint ventures are as follows:

(a)	The controlling company
POSCO HOLDINGS INC., the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.
The shares of POSCO HOLDINGS INC. have been listed on the Korea Exchange since June 10, 1988. POSCO HOLDINGS INC. owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.
POSCO HOLDINGS INC. (formerly, POSCO) established a new wholly owned subsidiary, POSCO, by a vertical spin-off
of its steel business on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.
As of December 31, 2021, POSCO HOLDINGS INC.’S shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	8,063,521	9.25
BlackRock Fund Advisors(*1)	4,381,134	5.02
Government of Singapore(*1)	3,827,263	4.39
Nippon Steel Corporation	2,894,712	3.32
FMR LLC (*1)	2,274,323	2.61
Others	65,745,882	75.41

	87,186,835	100.00

(*1)	Includes shares held by subsidiaries and others.
As of December 31, 2021, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	Consolidated subsidiaries
Details of consolidated subsidiaries as of December 31, 2020 and 2021 are as follows:

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO O&M CO.,Ltd.	Business facility maintenance	47.17	52.83	100.00	47.17	52.83	100.00	Seoul
POSCO A&C	Architecture and consulting	45.66	54.34	100.00	45.66	54.34	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	59.94	67.44	7.50	59.94	67.44	Seoul
POSCO CHEMICAL CO., LTD.	Refractories manufacturing and sales	61.26	—	61.26	59.72	—	59.72	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	100.00	—	100.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
PNR	Steel by product manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co, LTD.	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
POSCO Research & Technology	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	75.49	24.51	100.00	75.49	24.51	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Domestic]
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, energy & resource development and others	62.91	0.03	62.94	62.91	0.03	62.94	Incheon
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM fund no1	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO MOBILITY SOLUTION (formerly, POSCO SPS CORPORATION)	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	51.00	51.00	—	51.00	51.00	Gwangyang
Posco New Growth	Investment in venture companies	88.89	11.11	100.00	99.66	0.34	100.00	Seoul
IMP Fund I	Investment in venture companies	98.04	—	98.04	98.04	—	98.04	Pohang
POSCO Lithium Solution CO., Ltd.	Lithium manufacturing and sales	—	—	—	100.00	—	100.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	—	—	—	65.00	—	65.00	Gwangyang
Consus Pf private Real Estate Fund	REITs	—	—	—	—	66.67	66.67	—
New Energy Hub	Electricity and gas supply	—	—	—	87.44	12.56	100.00	Gwangyang
Posco Busan Newdeal Fund	Investment in venture companies	—	—	—	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	—	—	—	54.53	54.53	Shinahn
Suncheon Eco Trans Co. Ltd	Train manufacturing and management	100.00	—	100.00	—	—	—	Suncheon
[Foreign]
POSCO America Corporation	Research&Consulting	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCAN ELKVIEW COAL LTD.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co.Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	83.28	14.88	98.16	83.28	14.88	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	74.56	—	74.56	74.56	—	74.56	Thailand
Hunchun Posco Hyundai International Logistics Co.,LTD	Logistics	—	80.00	80.00	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	84.85	15.15	100.00	33.91	66.09	100.00	China
PT.Krakatau Posco Chemical Calcination (formerly, PT.Krakatau Posco Chemtech Calcination)	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company,Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD. (formerly, Daewoo Global Development. Pte., Ltd)	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO(Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO ICT-China CO.,LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Processing Center. Co.,Ltd	Steel manufacturing and sales	83.54	5.29	88.83	94.05	5.95	100.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	70.51	21.69	92.20	70.51	21.69	92.20	Indonesia
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 202
1

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (formerly, POSCO SS VINA JOINT STOCK COMPANY)	Steel manufacturing and sales	51.00	—	51.00	51.00	—	51.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL INDIA PVT. LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	60.00	—	60.00	60.00	—	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

	Principal operations	Ownership (%)						Region
		December 31, 2020			December 31, 2021
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
POSCO CHEMICAL Free Zone Enterprise	Refractory Construction	—	100.00	100.00	—	100.00	100.00	Nigeria
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	—	—	—	100.00	—	100.00	Poland
POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	Extraction of Crude petroleum and Natural gas	—	—	—	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	—	—	—	100.00	100.00	Singapore
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Workforce services	—	100.00	100.00	—	—	—	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Vehicle steel manufacturing and sales	83.64	10.00	93.64	—	—	—	China
POSCO E&C Mongolia	Construction and engineering service	—	100.00	100.00	—	—	—	Mongolia
POSCO INTERNATIONAL POWER (PNGPOM) LTD.	Electricity production	—	100.00	100.00	—	—	—	Papua New Guinea
DAESAN (CAMBODIA) Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	—	—	Cambodia
The controlling company’s interests in the subsidiaries decreased by
￦
27,716
 million

(POSCO Thainox Public Company Limited and others) and increased by
￦
83,547 million (POSCO CHEMICAL CO., LTD and others) in 2020 and 2021, respectively, as a result of changes in the Company’s ownership investment in subsidiaries that did not result in a loss of control
.
POSCO HOLDINGS INC. received dividends of
￦
93,674 million and
￦
133,125
 million from its subsidiaries in aggregate in 202
0
and 202
1
, respectively.
As of December 31, 2021, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(c)	Details of non-controlling interest as of and for the years ended December 31, 2019, 2020 and 2021 are as follows:

1)	December 31, 2019

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	4,396,683	520,057	624,017	4,242,954	441,208	8,062,428	18,287,347
Non-current assets		4,186,197	2,723,254	1,050,406	1,808,919	210,037	4,740,887	14,719,700
Current liabilities		(3,013,269)	(1,570,204)	(236,968)	(2,734,305)	(262,265)	(7,672,691)	(15,489,702)
Non-current liabilities		(2,087,769)	(1,590,810)	(462,361)	(786,191)	(38,836)	(2,095,797)	(7,061,764)
Equity		3,481,842	82,297	975,094	2,531,377	350,144	3,034,827	10,455,581
Non-controlling interests		1,290,600	24,689	377,770	1,194,833	121,213	1,124,381	4,133,486
Sales		22,745,239	1,906,302	1,434,507	7,625,389	925,551	22,975,605	57,612,593
Profit (loss) for the period		199,721	(146,975)	94,481	330,298	32,954	(587,146)	(76,667)
Profit (loss) attributable to non-controlling interests		74,030	(44,093)	36,604	155,904	11,408	(89,676)	144,177
Cash flows from operating activities		580,372	61,398	22,794	24,636	21,571	(16,324)	694,447
Cash flows from investing activities		(40,264)	(7,173)	(111,996)	(6,620)	(2,129)	31,057	(137,125)
Cash flows from financing activities (before dividends to non-controlling interest)		(502,801)	(53,890)	134,609	(25,448)	(336)	(4,295)	(452,161)
Dividends to non-controlling interest		(27,432)	—	(9,451)	(9,867)	(2,628)	(11,079)	(60,457)
Effect of exchange rate fluctuation on cash held		1,736	25	(7)	1,401	(47)	3,931	7,039
Net increase (decrease) in cash and cash equivalents		11,611	360	35,949	(15,898)	16,431	3,290	51,743

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	December 31, 2020

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	3,992,996	503,633	774,817	4,614,481	465,158	7,207,141	17,558,226
Non-current assets		3,410,528	2,366,359	1,229,349	1,823,229	187,415	4,789,484	13,806,364
Current liabilities		(2,649,187)	(1,722,805)	(203,443)	(2,933,668)	(278,335)	(6,354,111)	(14,141,549)
Non-current liabilities		(1,816,160)	(1,235,948)	(833,857)	(978,672)	(24,132)	(1,727,139)	(6,615,908)
Equity		2,938,177	(88,761)	966,866	2,525,370	350,106	3,915,375	10,607,133
Non-controlling interests		1,089,082	(26,628)	374,582	1,191,998	121,200	1,330,280	4,080,514
Sales		19,230,652	1,691,310	1,524,146	6,943,725	935,958	21,059,978	51,385,769
Profit (loss) for the period		173,155	(179,403)	29,720	315,139	8,961	(44,660)	302,912
Profit (loss) attributable to non-controlling interests		64,183	(53,821)	11,514	148,748	3,102	(19,899)	153,827
Cash flows from operating activities		324,822	62,276	11,021	451,803	21,403	123,108	994,433
Cash flows from investing activities		(38,535)	212	(162,861)	(398,937)	(4,841)	(93,565)	(698,527)
Cash flows from financing activities (before dividends to non-controlling interest)		(99,765)	(45,207)	122,736	9,475	(302)	(192,311)	(205,374)
Dividends to non-controlling interest		(32,004)	—	(9,451)	(9,867)	(2,628)	(6,102)	(60,052)
Effect of exchange rate fluctuation on cash held		(2,425)	(1,421)	(398)	(2,220)	(74)	702	(5,836)
Net increase (decrease) in cash and cash equivalents		152,093	15,860	(38,953)	50,254	13,558	(168,168)	24,644

3)	December 31, 2021

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD.	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	5,952,771	968,129	2,071,307	5,221,691	423,422	9,496,214	24,133,534
Non-current assets		3,322,590	2,388,139	1,708,558	1,929,362	185,508	4,772,409	14,306,566
Current liabilities		(4,537,785)	(1,155,003)	(604,333)	(3,100,971)	(263,794)	(7,918,852)	(17,580,738)
Non-current liabilities		(1,666,455)	(1,778,668)	(835,222)	(1,306,648)	(10,051)	(1,706,779)	(7,303,823)
Equity		3,071,121	422,597	2,340,310	2,743,434	335,085	4,642,992	13,555,539
Non-controlling interests		1,138,360	126,779	942,660	1,294,925	116,000	1,542,960	5,161,684
Sales		30,545,740	2,694,601	1,939,524	6,693,933	832,127	28,538,963	71,244,888
Profit (loss) for the period		223,845	500,801	128,960	266,821	(18,802)	690,197	1,791,822
Profit (loss) attributable to non-controlling interests		82,972	150,240	51,944	125,942	(6,509)	189,590	594,179
Cash flows from operating activities		(235,359)	151,393	36,745	113,021	(18,494)	130,828	178,134
Cash flows from investing activities		(91,619)	(4,022)	(639,965)	(243,463)	(17,309)	(86,585)	(1,082,963)
Cash flows from financing activities (before dividends to non-controlling interest)		279,529	(81,187)	595,521	36,359	(226)	9,604	839,600
Dividend to non-controlling interest		(32,004)	—	(7,370)	(9,867)	(2,628)	(7,671)	(59,540)
Effect of exchange rate fluctuation on cash held		1,937	3,916	6	3,048	3	6,216	15,126
Net increase (decrease) in cash and cash equivalents		(77,516)	70,100	(15,063)	(100,902)	(38,654)	52,392	(109,643)

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(d)	Details of associates and joint ventures

1)	Associates
Details of associates as of December 31, 2020 and 2021 are as follows:

		Ownership (%)		Region
Investee	Category of business	2020	2021
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	26.72	26.72	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*3)	Investment in new technologies	12.50	—	Seoul
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	36.34	42.82	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Keystone NO.1 Private Equity Fund(*3)	Private equity financial	52.58	—	Seoul
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
Daesung Steel(*1)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2	Investment in new technologies	38.45	38.47	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC_Centroid 1st Fund(*3)	Investment in new technologies	24.10	—	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund	Investment in new technologies	20.00	20.00	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Western Inland highway CO.,LTD.	Construction	29.82	20.39	Incheon
Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway co., ltd.)(*5)	Investment in Expressway	21.27	23.27	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.13	Seoul

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

		Ownership (%)		Region
Investee	Category of business	2020	2021
[Domestic]
Samcheok Blue Power Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC Amberstone Private Equity Fund II(*1)	Private equity trust	19.91	19.91	Seoul
NEXTRAIN Co.,Ltd(*4)	Service maintenance and management	21.26	—	Incheon
TK CHEMICAL CORPORATION(*4)	Chemical	5.01	—	Daegu
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	13.64	14.68	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation and other	18.00	18.00	Seoul
RPSD Project Co., Ltd	Real estate development	29.00	29.00	Incheon
PCC EV Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
2019 PCC Materials and Parts Fund(*1)	Investment in new technologies business	8.70	8.70	Pohang
Shinahn wind Power generation(*4)	Electric, gas, steam	19.00	—	Suwon
2019 PCC New technology Fund(*3)	Investment in new technologies business	4.76	—	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
KPGE Inc.	Wholesales and retail, generator material, trade	25.00	25.00	Busan
CURO CO.,LTD.(*1)	Manufacturing, construction	0.54	0.54	Ulsan
The Blue Gimpo Co., Ltd.(*4)	Construction and engineering service	33.33	—	Incheon
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(*1)	Investment in new technologies business	8.77	8.77	Pohang
Energy Innovation Fund I(*1)	Investment in new technologies business	10.11	10.11	Pohang
ConsusPSdevelopment Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
PCC-BM Project Fund 2(*1)	Investment in new technologies business	13.70	13.70	Pohang
G&G Technology Innovation Fund No.1(*1)	Investment in new technologies business	13.97	13.97	Seongnam
NPX-PCC Edutech Fund(*1)	Investment in new technologies business	19.96	19.96	Pohang
C&-PCC I Fund(*1)	Investment in new technologies business	0.68	0.68	Pohang
2020 POSCO-MOORIM Bio New Technology Fund(*1)	Investment in new technologies business	5.00	5.00	Pohang
PCC-KAI Secondary I Fund(*1)	Investment in new technologies business	19.12	19.12	Seoul
Human Eco-Land Co., Ltd.(*2)	Sewage facilities management	—	27.95	Ansan
2021 PCC Bio New Technology Fund(*1,2)	Investment in new technologies	—	5.45	Pohang
Consus BG Private Real Estate Fund No.2(*2)	Real estate development	—	50.00	Seoul
Consus OS Private Real Estate Fund(*2)	Real estate development	—	50.00	Seoul
Consus NewDeal Infra Development Specialized Private Special Asset Investment Trust 1(*2)	Investment Association	—	40.00	Seoul
Hybrid ESG Secondary Fund No.1(*1,2)	Investment Association	—	18.27	Pohang
[Foreign]
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia

F-
28

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

		Ownership (%)		Region
Investee	Category of business	2020	2021
[Foreign]
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Thailand
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
LI3 ENERGY INC(*4)	Resource development	26.06	—	Peru
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.(*1)	Investments management	10.40	10.40	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
PT. Batutua Tembaga Raya(*4)	Raw material manufacturing and sales	22.00	—	Indonesia
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	19.00	19.00	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	29.40	22.10	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Cathode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.	Financial Holdings	30.00	30.00	Netherlands
FQM Australia Holdings Pty Ltd(*2)	Non-ferrous metal Mining	—	30.00	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd (*1,2)	Artificial Graphite manufacturing	—	19.09	China
Black Rock Mining LTD(*1,2)	Mining	—	14.81	Australia

(*1)	The Company has less than 20% of the voting rights; however, the Company has determined that it has significant influence because it has meaningful representation on the board of the investee.
(*2)	During the year ended December 31, 2021, the entity was newly classified to associates.

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*3)	During the year ended December 31, 2021, the entity was excluded from associates due to liquidation.
(*4)	During the year ended December 31, 2021, the entity was excluded from associates due to sale of interest, etc.
(*5)	During the year ended December 31, 2021, Metropolitan Outer Ring Expressway co., ltd. changed its name to Pocheon-Hwado Highway Corp.

2)	Joint ventures
Details of joint ventures as of December 31, 2020 and 2021 are as follows:

		Ownership (%)
Investee	Category of business	2020	2021	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-SGI Falcon Pharmaceutic Bio Secondary Fund 1(*1)	Investment in new technologies	25.00	—	Seoul
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
PCC Material 3rd Fund(*1)	Investment in new technologies	2.38	—	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
PT. POSMI Steel Indonesia	Steel processing and sales	36.69	36.69	Indonesia
CSP—Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
Kwanika Copper Corporation	Energy & resource development	34.04	34.04	Canada
DMSA/AMSA	Energy & resource development	4.27	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd(*2)	Steel manufacturing and sales	—	50.00	China
POSCO(Guangdong) Automotive Steel Co., Ltd.(*2)	Vehicle steel manufacturing and sales	—	10.00	China

(*1)	Excluded from joint ventures due to liquidation during the year ended December 31, 2021.
(*2)	During the year ended December 31, 2021, the entity was newly classified to joint ventures.

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(e)	Newly included subsidiaries
Consolidated subsidiaries acquired or newly established during the year ended December 31, 2021 are as follows:

Company	Date of addition	Ownership (%)	Reason
Poland Legnica Sourcing Center Sp. z o.o	February 2021	100.00	New establishment
POSCO Lithium Solution Co., Ltd.	April 2021	100.00	New establishment
POSCO-HY Clean Metal Co., Ltd.	May 2021	65.00	New establishment
Consus Pf private Real Estate Fund	October 2021	66.67	New establishment
New Energy Hub	October 2021	100.00	New establishment
POSCO INTERNATIONAL E&P MALAYSIA SDN.BHD.	November 2021	100.00	New establishment
Posco Busan Newdeal Fund	December 2021	32.00	New establishment
AGPA PTE. LTD.	December 2021	100.00	New establishment
Shinan Green Energy Co., LTD	December 2021	54.53	Acquisition of control

(f)	Loss of controls
Subsidiaries for which the Company has lost control during the year ended December 31, 2021 are as follows:

Company	Date of exclusion	Reason
POSCO E&C Mongolia	January 2021	Liquidation
Suncheon Eco Trans Co. Ltd	May 2021	Loss of Control due to filing for bankruptcy
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	July 2021	Merged into POSCO INTERNATIONAL MEXICO S.A. de C.V
DAESAN (CAMBODIA) Co., Ltd.	October 2021	Liquidation
POSCO(Guangdong) Automotive Steel Co., Ltd.	December 2021	Loss of Control due to contributing interests into HBIS-POSCO Automotive Steel Co. Ltd
POSCO INTERNATIONAL POWER (PNGPOM) LTD.	December 2021	Liquidation

2.	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
The consolidated financial statements were authorized for issue by management on April 28, 2022.
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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

Functional and presentation currency
The financial statements of POSCO HOLDINGS INC. and subsidiaries are prepared in functional currency of each operation. These consolidated financial statements are presented in Korean Won, the POSCO HOLDINGS INC.’s functional currency which is the currency of the primary economic environment in which POSCO HOLDINGS INC. operates.
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

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
Changes in Accounting Policies
Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2021 described below, the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements for all the periods presented.

(a)
‘Phase 2 Interest Rate Benchmark Reform’(IFRS No. 9 “Financial Instruments”, IFRS No. 39 “Financial Instruments : Recognition and Measurement”, IFRS No. 7 “Financial Instruments : Disclosures”, IFRS No. 4 “Insurance Contracts” and IFRS No. 16 “Lease”)

The Company has applied ‘Phase 2 Interest Rate Benchmark Reform’(IFRS No. 9 “Financial Instruments”, IAS No. 39 “Financial Instruments : Recognition and Measurement” , IFRS No. 7 “Financial Instruments : Disclosures” , IFRS No. 4 “Insurance Contracts” and IFRS No. 16 “Lease”) for the first time for the reporting period commenced January 1, 2021. The Company has applied the amendments retrospectively.

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

However the Company did not restate the comparative financial statements for 2019 and 2020 according to the transitional provisions in the amendments and the adoption of the amendments did not have any impact on the beginning balance of retained earnings.
The Company reflects the changes in the basis for determining contractual cash flows of financial assets and financial liabilities as a result of interest rate benchmark reform by updating the effective interest rate.
A change in the basis for determining the contractual cash flows is required by the interest rate benchmark reform if the following conditions are met:

(a)	the change is necessary as a direct consequence of the reform; and

(b)	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updates the effective interest rate, and then applies the policies on accounting for modifications to the additional changes.

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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
Inventories
Inventory costs, except
materials-in-transit
in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprises all costs of purchase, conversion and other incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.
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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

Exploration for and evaluation of mineral resources
POSCO HOLDINGS INC. is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

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

1)	As a lessee
At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease
component on the basis of their relative stand-alone
prices.

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

•
the exercise price under a purchase option that the Company’s is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset, or is recorded in profit of loss if the carrying amount of the right-of-use
asset has been reduced to zero. The lease liability is remeasured when there is:

•	a revised in-substance fixed lease payment,

•	a change in future lease payments arising from a change in an index or rate,

•	a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or

•	a change in the Company’s assessment of whether it will exercise a purchase, extension or termination option
The Company presents
right-of-use
assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position.

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

The Company has elected not to recognize
right-of-use
assets and lease liabilities for leases of
low-value
assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor
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
The Company leases out its investment properties. The Company classifies these leases as operating leases.
The Company provides subleases certain leased vessels and others .
Impairment for financial assets
The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost ;

•	debt instruments measured at fair value through other comprehensive income ; and

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts
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

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash
assets transferred or liabilities assumed) is recognized in profit or loss.
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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
A provision for warranties is recognized when the underlying products or services are sold and estimated based on historical warranty data and a weighting of possible outcomes against their associated probabilities.
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

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
The goods sold by the Company consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trading segment.

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
Earnings per share
Management calculates basic earnings per share (“EPS”) data for POSCO HOLDINGS INC.’s common shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to common shareholders of POSCO HOLDINGS INC. by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is calculated by adjusting basic EPS and weighted average number of common shares, concerning the effect of all dilutive potential common shares.
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
The accounting policies used in reporting segment information are consistent with the accounting policies used in the preparation of the consolidated financial statements except the assets and liabilities related to certain real estate contract revenue of the construction segment explained above which are determined by reference to the stage of completion of the contract activity at the end of each period. Corporate expenses are not allocated to segments in determining segment profit and loss. In addition, segment assets and liabilities, are not allocated to segments either. The assets and liabilities of each segment presented in Note 40 are based on the separate financial statements of the entities belonging to each segment.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

In addition, there are a variety of transactions amongst the reportable segments. These transactions include sales and purchase of products, materials and property, plant and equipment, and rendering of construction service and so on.
New standards and interpretations not yet adopted
A number of new standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

(a)	IAS No. 16 “Property, Plant and Equipment”—Proceeds Before Intended Use
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, the Company will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	IFRS No. 3 “Business Combinations”—Reference to conceptual Framework
The definition of assets and liabilities to be recognized is amended to refer to the revised conceptual framework for financial reporting. However, the amendments add an exception which allows IAS No. 37 “Provisions, contingent liabilities and contingent assets” and IFRIC No. 21 “Levies” to be applied to the liabilities and contingent liabilities included in the scope of these standards. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(c)	IAS No. 37 (Provisions, Contingent Liabilities and Contingent Assets)—Onerous Contracts : Cost of Fulfilling a Contact
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

(d)	IAS No. 1 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current
Under existing IAS 1 requirements, the Company classifies a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the end of the reporting period. The amendment removes the requirement for a right to be unconditional and instead, requires that a right to defer settlement must have substance and exist at the end of the reporting period. In addition, the amendment also clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

is permitted. The Company expects that the exchangeable bonds (amounting to
￦
1,435,193 million as of December 31, 2021) will be classified from non-current
borrowings to current borrowings upon adoption of the amendment.

(e)	IAS No. 12 “Income Tax”—Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. If temporary differences arise, which are offsetting the same amount at the time of transaction, the Company would recognize deferred tax even if it is not a business combination and affects neither accounting profit nor taxable profit (tax loss). The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.
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

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

limited to hedging actual foreign currency transactions. Based on this policy, the Company manages currency risk considering characteristics of respective segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings at maturities related to investment in overseas when the entities have excessive foreign currency. In addition, the entities in steel segment are using forward exchange contract for hedging foreign currency risks relating to foreign currency borrowings. The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks from net exposure of foreign currency receivables and payables using forward exchange contracts.

②	Interest rate risk
The Company manages the exposure to interest rate risk by adjusting borrowing structure between borrowings at fixed interest rates and variable interest rates. The Company monitors interest rate risks regularly in order to manage exposure to interest rate risk on borrowings at variable interest rate.

③	Interest rate benchmark reform risk
A fundamental reform of major interest rate benchmark is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as “IBOR reform”). The publication of overnight and 1, 3, 6, and 12 months USD LIBOR will cease on June 30, 2023 and all other LIBOR publication has ceased on December 31, 2021. As a result of the reform, Korea Overnight Financing Repo Rate (KOFR) has been selected as the benchmark for the domestic CD rate, which has been published by Korea Securities since November 26, 2021. The details of when and how to KOFR are unclear.
The Company plans to modify the clause in a contract or change the LIBOR rate to alternative benchmark rate for the financial instruments for which LIBOR settings are not yet ceased to be published. The market trend of CD rate related financial instruments is monitored, and if needed, the Company plans to modify the clause in the contract or change the interest rate from CD rate to KOFR.
As of December 31, 2021, the financial instruments with USD LIBOR and CD rate as the benchmark rates are mostly associated with interest rate benchmark reform risk. The Company is exposed to a variety of risks: legal risk, process risk, and operational risk, due to the modification of contract.
In addition, the Company is exposed to risk associated with monitoring the market trend related to alternative benchmark rate for risk management of new alternative benchmark rate and establishing appropriate risk management strategy.
The Company monitors and manages its transition to alternative rates. The Company evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communications about IBOR reform with counterparties.
As of December 31, 2020, USD LIBOR and CD floating rate loans, borrowings, and derivatives are exposed to interest rate benchmark reform risk. For some USD LIBOR

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

floating rate financial instruments, the Company completed the modification of contracts by December 31, 2021. The termination of the publication of USD LIBOR date is expected to be June 30, 2023 but is subject to change. The Company plans to replace USD LIBOR with SOFR immediately after cessation.
In July 2019, changes related to the methodologies to determine Euribor were made and Belgium Financial Services and Markets Authority granted the continuity of Euribor usage based on the European Union Benchmark Regulation. The Company did not make a transition from Euribor to alternative benchmark rate, and expects to continue to use Euribor.
The Company manages the alternative benchmark rate transition by modifying the clause, IBOR related to uncompleted interest rate benchmark reform. The progress of transition is managed by comparing the financial instruments with transition not yet completed and financial instruments with modification of clause completed. The Company classifies the financial instruments, with IBOR as the benchmark rate, as transition not yet completed even if the clause in the contract has been modified.
Financial instruments classified as transition not yet completed as of December 31, 2021 are as follows:

(in millions of Won)	USD LIBOR(*3)			OTHER LIBOR(*4)
Category(*5)	Transition not yet completed		Modification of clause completed	Transition not yet completed	Modification of clause completed
Non-derivative financial assets(*1)
Loans	￦	4,742	—	—	—
Non-derivative financial liabilities(*1)
Borrowings		2,328,046	18,968	51,512	51,512
Derivatives(*2)
Interest rate swap		6,372	—	—	—
Foreign currency swap		—	—	(2,548)	(2,548)

(*1)	Based on nominal amount
(*2)	Based on related financial assets(liabilities) amount
(*3)	Excluded financial instruments with maturity date before June 30, 2023
(*4)	Financial instruments using LIBOR until the interest rate renewal
(*5)	Excluded financial instruments not obligated to use alternative benchmark rate as of December 31, 2021
The USD LIBOR related financial instruments with maturity date before June 30, 2023, and transition not yet completed include borrowings of
￦
1,696,750 million, loans of
￦
48,368 million, and derivative assets of
￦
9,721 million. The transition to alternative benchmark rate is not needed as the USD LIBOR publishment will continue until maturity.

④	Other market price risk
Equity price risk arises from fluctuation of market price of listed equity securities. The Company’s management measures regularly the fair value of listed equity securities and the risk of market price fluctuations. All buy and sell decisions related to significant investments are managed and approved by the Company’s management.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	Management of capital
The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (borrowings less cash and cash equivalents). The Company’s strategy is to maintain a strong capital base so as to maintain investor creditor and market confidence and to sustain future development of its businesses.
Net
borrowing-to-equity
ratio as of December 31, 2020 and 2021 is as follows:

(in millions of Won)	2020		2021
Total borrowings	￦	20,497,607	21,741,216
Less: Cash and cash equivalents		4,754,644	4,775,166

Net borrowings		15,742,963	16,966,050
Total equity		47,603,523	54,713,966

Net borrowings-to-equity ratio		33.07%	31.01%

5.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Cash	￦	3,100	8,940
Demand deposits and checking accounts		2,344,259	2,310,431
Time deposits		1,108,111	947,904
Other cash equivalents		1,299,174	1,507,891

	￦	4,754,644	4,775,166

As of December 31, 2021, cash and cash equivalents amounting to
￦
1,819 million of subsidiaries of the Company, such as POSCO E&C CHINA Co., Ltd., is restricted.

6.	Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Current
Trade accounts and notes receivable	￦	7,468,622	9,266,729
Finance lease receivables		41,841	126
Unbilled due from customers for contract work		941,793	1,027,039
Less: Allowance for doubtful accounts		(342,017)	(314,955)

	￦	8,110,239	9,978,939

Non-current
Trade accounts and notes receivable	￦	131,010	113,370
Finance lease receivables		46	—
Less: Allowance for doubtful accounts		(44,633)	(50,165)

	￦	86,423	63,205

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of December 31, 2020 and December 31, 2021, the carrying amounts of such secured borrowings are
￦
328,807 million and
￦
270,101 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Leased Items	2020		2021
Officers and employees	Songdo apartment rental contract	￦	41,624	75
ZHAOHUUI PROSPERITY INT’L LTD	Office Rental		263	51

		￦	41,887	126

(c)	As of December 31, 2020 and 2021, the Company’s gross investment and net investment in the leases are as follows:

(in millions of Won)	2020		2021
Less than 1 year	￦	41,847	126
1 year - 3 years		47	—
Undiscounted lease payments		41,894	126
Unrealized interest income		(7)	—

Present value of minimum lease payment	￦	41,887	126

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

7.	Other Receivables

( a )	The details of other receivables as of December 31, 2020 and 2021, are as follows:

(in millions of Won)	2020		2021
Current
Loans	￦	258,735	331,692
Other accounts receivable		835,791	1,305,383
Accrued income		298,157	350,301
Deposits		82,884	130,011
Lease receivables		18,015	17,706
Others		68,198	63,568
Less: Allowance for doubtful accounts		(67,541)	(94,051)

	￦	1,494,239	2,104,610

Non-current
Loans	￦	798,287	884,990
Other accounts receivable		197,304	196,018
Accrued income		86,920	121,041
Deposits		284,588	390,971
Lease receivables		128,366	80,317
Less: Allowance for doubtful accounts		(299,503)	(258,194)

	￦	1,195,962	1,415,143

(b)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2020		2021
HEUNG-A SHIPPING CO., LTD., HEUNG-A LINE CO., LTD., MSC	6 Container Ships, 4 Tankers	￦	166,077	153,395
KOGAS, ONGC Videsh Limited, GAIL(India) Limited, Myanmar Oil and Gas Enterprise	Helicopter, Ship, Office, Jetty		30,487	23,679

		￦	196,564	177,074

( c )	As of December 31, 2021, total and net lease investments in the leases are as follows:

(in millions of Won)	2020		2021
Less than 1 year	￦	70,378	68,782
1 year - 3 years		101,049	55,270
3 years - 5 years		28,922	5,388
Over 5 years		9,969	52,634

Undiscounted lease payments		210,318	182,074
Unrealized interest income		(13,754)	(5,000)

Present value of minimum lease payment	￦	196,564	177,074

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

8. Other Financial Assets
Other financial assets as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Current
Derivatives assets	￦	99,324	66,558
Debt securities		154,154	157,895
Deposit instruments(*1,2)		2,322,327	2,709,171
Short-term financial instruments(*2)		9,133,404	10,514,093

	￦	11,709,209	13,447,717

Non-current
Derivatives assets	￦	18,551	182,538
Equity securities(*3)		1,120,968	1,466,061
Debt securities		20,260	3,968
Other securities(*3)		364,404	430,998
Deposit instruments(*2)		37,624	36,109

	￦	1,561,807	2,119,674

(*1)	As of December 31, 202 0 and 202 1 , ￦ 4,881 million and ￦ 4,314 million, respectively, are restricted in use for a government project.
(*2)	As of December 31, 2020 and 2021, financial instruments amounting to ￦ 46,855 million and ￦ 83,738 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)	As of December 31, 2020 and 2021, ￦ 113,674 million and ￦ 189,198 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

9.	Inventories

(a)	Inventories as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Finished goods	￦	1,285,552	2,583,191
Merchandise		751,245	1,326,736
Semi-finished goods		1,626,855	2,902,717
Raw materials		1,980,518	3,777,112
Fuel and materials		876,593	917,906
Construction inventories		1,521,206	1,597,719
Materials-in-transit		1,664,770	3,051,786
Others		61,086	101,133

		9,767,825	16,258,300

Less: Allowance for inventories valuation		(131,642)	(161,929)

	￦	9,636,183	16,096,371

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	The changes in allowance for inventories valuation for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Beginning	￦	206,782	216,143	131,642
Loss on valuation of inventories		96,201	54,014	78,783
Realization on sale of inventories		(79,419)	(132,707)	(49,528)
Others		(7,421)	(5,808)	1,032

Ending	￦	216,143	131,642	161,929

10.	Assets Held for Sale
Details of assets held for sale as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020				2021
	The controlling company(*3)		Subsidiaries	Total	The controlling company(*1,2,3,4)	Subsidiaries(*7)	Total
Asset
Cash and cash equivalents(*5)	￦	—	934	934	—	554	554
Account receivables and other receivables		—	273	273	—	956	956
Investment stock in joint ventures(*6)		—	—	—	—	13,044	13,044
Tangible assets		32,244	40	32,284	29,236	30,995	60,231
Intangible assets		—	—	—	553	2,977	3,530
Others		—	719	719	—	155	155

	￦	32,244	1,966	34,210	29,789	48,681	78,470

Liability
Others	￦	—	25	25	185	4	189

(*1)
During the year ended December 31, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as asset held for sale and the Company recognized
￦
43,760 million of gain on disposal.

(*2)
During the year ended December 31, 2021, the Company decided to trade and exchange the emission rights and reclassified the emission rights to assets held for sale. After that, the Company recognized
￦
1,316 million loss on disposal of assets held for sale.

(*3)
During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the year ended December 31, 2020 the Company recognized
￦
5,030 million of impairment loss for the difference between the fair value less cost to sell and the carrying amount of the assets. During the year ended December 31, 2021, the Company disposed of the assets held for sale for
￦
25,767 million.

(*4)	During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale.
(*5)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2020 and 2021.

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*6)
During the year ended December 31, 2021, the Company decided to dispose of interests of POSCO(Guangdong) Automotive Steel Co, Ltd. which is classified investment in joint ventures as asset held for sale for
￦
13,044 million.

(*7)	The Company decided to dispose tangible/intangible assets of HUME COAL PTY LTD, a subsidiary, and classified as assets held for sale for ￦ 33,972 million.

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Investments in associates	￦	1,732,833	2,203,274
Investments in joint ventures		2,143,416	2,311,373

	￦	3,876,249	4,514,647

(b)	Details of investments in associates as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2020		2021
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	42.82	￦	178,787	￦	175,939	176,136
Samcheok Blue Power Co.,Ltd . (*1)	4,507,138	34.00		429,904		145,092	382,887
SNNC	18,130,000	49.00		90,650		160,332	171,332
QSONE Co.,Ltd.	200,000	50.00		84,395		86,004	86,058
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		23,913	9,571
Western Inland highway CO.,LTD.	10,988,115	20.39		54,941		45,070	53,563
NEXTRAIN CO ., Ltd.(*2)	—	—		—		47,364	—
Pocheon-Hwado Highway Corp. ( formerly , Metropolitan Outer Ring Expressway co., ltd.)(*1)	5,878,095	23.27		29,390		13,721	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,137	19,191
Daesung Steel(*3)	108,038	17.54		14,000		16,990	19,073
PCC Amberstone Private Equity Fund 1(*3)	8,375,982,634	8.80		8,258		9,230	9,251
Others (57 companies)(*1)						103,472	107,035

						844,264	1,062,910

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		199,342	238,601
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		158,777	182,639
9404-5515 Quebec Inc.(*3)	114,452,000	10.40		124,341		123,296	135,738
FQM Australia Holdings Pty Ltd(*4)	186,000,030	30.00		109,568		—	91,052
Eureka Moly LLC	—	20.00		240,123		43,520	13,633
AMCI (WA) PTY LTD	49	49.00		209,664		71,732	67,972
NCR LLC	—	22.10		98,737		46,608	102,319
KOREA LNG LTD.	2,400	20.00		135,205		42,229	31,340
Nickel Mining Company SAS	3,234,698	49.00		157,585		40,890	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,147	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,181	19,099
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		12,716	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,110	9,140
Others (27 companies)(*1)						105,021	161,962

						888,569	1,140,364

					￦	1,732,833	2,203,274

F-6
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*1)	As of December 31, 2020 and 2021, investments in associates amounting to ￦ 410,573 million and ￦ 629,832 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)
During the year ended December 31, 2021, investment in this associate was transferred to financial assets at fair value through other comprehensive income due to decline in ownership upon capital increase in the associate in which the Company did not participate.

(*3)
As of December 31, 2021, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(*4)	During the year ended December 31, 2021, the Company acquired shares of FQM Australia Holdings Pty Ltd and classified the investment as investment in an associate
(c)	Details of investments in joint ventures as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2020		2021
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	153,457	169,838
Others (5 companies)						14,014	6,676

						167,471	176,514

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,418,056	1,346,712
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		353,725	393,793
KOBRASCO	2,010,719,185	50.00		32,950		54,400	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		91,270	107,650
DMSA/AMSA(*1,2)	—	3.89		346,880		31,104	24,144
CSP - Compania Siderurgica do Pecem	1,578,377,432	20.00		676,060		—	52,257
HBIS-POSCO Automotive Steel Co., Ltd(*3)	—	50.00		109,057		—	110,769
Others (11 companies)						27,390	31,238

						1,975,945	2,134,859

					￦	2,143,416	2,311,373

(*1)	As of December 31, 202 0 and December 31, 202 1 , the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)
All of the shareholders of the joint venture entered into supplemental funding agreement to extend the maturity of the loans to the joint venture by the lenders. However, the Company believed the shareholders’ supplemental funding agreement was invalid and was in arbitration process for annulment. Pursuant to the final judgement from the arbitration, the Company received a refund of the previously provided supplement funding which was subsequently converted to shares. Upon receipt of such capital distribution, the Company recognized decrease in the investment on joint venture, which also resulted in decrease in the Company’s ownership in the investee.

(*3)
During the year ended December 31, 2021, the Company newly acquired interests in HBIS-POSCO Automotive Steel Co., Ltd through investment in kind with shares in POSCO(Guangdong) Automotive Steel Co., Ltd which was a subsidiary. Meanwhile, the residual interests in

F-6
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

POSCO(Guangdong) Automotive Steel Co., Ltd owned by POSCO-China Holding Corp. which is a subsidiary are classified as assets held for sale.
(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund		￦ 175,907	—	—	34	(2)	175,939
Samcheok Blue Power Co.,Ltd.		161,280	—	—	(5,262)	(10,926)	145,092
SNNC		142,602	—	(2,901)	18,701	1,930	160,332
QSONE Co.,Ltd.		85,887	—	(1,140)	1,257	—	86,004
Chun-cheon Energy Co., Ltd		56,679	—	—	(33,173)	407	23,913
Western Inland highway CO.,LTD.		5,115	42,246	—	(2,294)	3	45,070
NEXTRAIN CO ., Ltd.		41,447	7,910	—	(2,786)	793	47,364
Pocheon-Hwado Highway Corp. ( formerly , Metropolitan Outer Ring Expressway co., ltd.)		8,343	5,573	—	(195)	—	13,721
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,824	—	—	(687)	—	17,137
Daesung Steel		15,375	—	—	(514)	2,129	16,990
PCC Amberstone Private Equity Fund 1		9,570	—	(715)	589	(214)	9,230
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(9,794)	4	153,457
Others (65 companies)		135,890	22,145	(1,328)	(28,128)	(11,093)	117,486

		1,038,567	77,874	(25,485)	(62,252)	(16,969)	1,011,735

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(56,760)	45,941	(15,772)	199,342
AES-VCM Mong Duong Power Company Limited		178,892	—	(16,053)	37,092	(41,154)	158,777
9404-5515 Quebec Inc.		131,529	—	(11,672)	10,963	(7,524)	123,296
Eureka Moly LLC		85,349	—	—	(39,801)	(2,028)	43,520
AMCI (WA) PTY LTD		72,937	—	—	(6,561)	5,356	71,732
NCR LLC		46,391	4,196	—	(1,452)	(2,527)	46,608
KOREA LNG LTD.		46,557	—	(7,755)	7,681	(4,254)	42,229
Nickel Mining Company SAS		37,940	—	—	1,473	1,477	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(384)	175	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(80)	133	15,181
PT. Wampu Electric Power		13,363	—	(559)	1,411	(1,499)	12,716
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	279	76	7,110
Roy Hill Holdings Pty Ltd		1,235,682	—	(113,985)	234,693	61,666	1,418,056
POSCO-NPS Niobium LLC		376,410	—	(11,244)	11,449	(22,890)	353,725
KOBRASCO		115,641	—	(37,922)	8,443	(31,762)	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	1,790	545	91,270
DMSA/AMSA		12,189	60,278	—	(33,305)	(8,058)	31,104
CSP - Compania Siderurgica do Pecem		—	62,711	—	(60,708)	(2,003)	—
Others (37 companies)		177,201	—	(12,114)	(23,375)	(9,301)	132,411

		2,889,188	127,185	(268,064)	195,549	(79,344)	2,864,514

	￦	3,927,755	205,059	(293,549)	133,297	(96,313)	3,876,249

(*1)
Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital due from translations of financial statements of foreign investees and others.

F-6
8

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	For the year ended December 31, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	175,939	—	—	197	—	176,136
Samcheok Blue Power Co.,Ltd.		145,092	250,495	(405)	(4,248)	(8,047)	382,887
SNNC		160,332	—	(18,243)	29,314	(71)	171,332
QSONE Co.,Ltd.		86,004	—	(1,140)	1,194	—	86,058
Chun-cheon Energy Co., Ltd		23,913	—	—	(15,094)	752	9,571
Western Inland highway CO.,LTD.		45,070	4,031	—	(1,981)	6,443	53,563
NEXTRAIN CO ., Ltd.		47,364	—	—	(127)	(47,237)	—
Pocheon-Hwado Highway Corp. ( formerly , Metropolitan Outer Ring Expressway co., ltd.)		13,721	13,954	—	(2,679)	3,817	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,137	—	—	2,054	—	19,191
Daesung Steel		16,990	—	—	2,083	—	19,073
PCC Amberstone Private Equity Fund 1		9,230	—	(674)	977	(282)	9,251
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	16,243	138	169,838
Others (62 companies)		117,486	38,021	(7,159)	6,399	(41,036)	113,711

		1,011,735	306,501	(27,621)	34,332	(85,523)	1,239,424

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(27,828)	48,159	18,928	238,601
AES-VCM Mong Duong Power Company Limited		158,777	—	(28,623)	35,959	16,526	182,639
9404-5515 Quebec Inc.		123,296	—	(16,999)	18,071	11,370	135,738
FQM Australia Holdings Pty Ltd		—	109,568	—	(17,997)	(519)	91,052
Eureka Moly LLC		43,520	—	—	(32,607)	2,720	13,633
AMCI (WA) PTY LTD		71,732	—	—	(5,986)	2,226	67,972
NCR LLC		46,608	44,797	—	(2,016)	12,930	102,319
KOREA LNG LTD.		42,229	—	(9,178)	9,145	(10,856)	31,340
Nickel Mining Company SAS		40,890	—	—	7,243	116	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(1,838)	2,460	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,181	—	—	1,752	2,166	19,099
PT. Wampu Electric Power		12,716	—	—	1,389	1,746	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	675	1,355	9,140
Roy Hill Holdings Pty Ltd		1,418,056	—	(522,947)	392,887	58,716	1,346,712
POSCO-NPS Niobium LLC		353,725	—	(20,479)	28,729	31,818	393,793
KOBRASCO		54,400	—	(39,059)	52,118	837	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	6,291	10,089	107,650
DMSA/AMSA		31,104	—	—	674	(7,634)	24,144
CSP - Compania Siderurgica do Pecem		—	19,176	—	22,398	10,683	52,257
HBIS-POSCO Automotive Steel Co., Ltd		—	109,057	—	1,636	76	110,769
Others (38 companies)		132,411	12,184	(4,713)	48,555	4,763	193,200

		2,864,514	294,782	(669,826)	615,237	170,516	3,275,223

	￦	3,876,249	601,283	(697,447)	649,569	84,993	4,514,647

(*1)
Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital due from translations of financial statements of foreign investees and others.

F-
69

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows:

1)	December 31, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	516,659	786	515,873	—	7,479
POSPower Co., Ltd		707,051	199,846	507,205	—	(5,294)
SNNC		677,508	357,843	319,665	738,977	63,269
QSONE Co.,Ltd.		250,364	78,589	171,775	17,591	2,576
Chun-cheon Energy Co., Ltd		610,089	492,620	117,469	313,438	(24,677)
NEXTRAIN CO., Ltd.		136,203	7,322	128,881	—	(509)
Keystone NO. 1. Private Equity Fund		187,156	138,219	48,937	18,342	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		53,019	22,971	30,048	17,824	1,497
Daesung Steel		164,708	108,441	56,267	85,537	(1,536)
Incheon-Gimpo Expressway Co., Ltd.		1,014,410	951,321	63,089	50,575	(36,449)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		50,479	1,062	49,417	2,841	3,502
KONES, Corp.		1,950	1,648	302	4,416	(966)
POSCO MITSUBISHI CARBON TECHNOLOGY		474,387	170,678	303,709	216,648	32,334
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,808,529	906,254	902,275	555,075	254,582
9404-5515 Quebec Inc.		1,276,857	1	1,276,856	—	95,306
Nickel Mining Company SAS		471,377	331,194	140,183	245,509	2,432
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		73,604	17,765	55,839	641	153
KOREA LNG LTD.		232,935	147	232,788	69,577	67,507
PT. Batutua Tembaga Raya		423,608	392,226	31,382	112,568	(28,360)
PT. Wampu Electric Power		222,266	158,451	63,815	18,163	(6,233)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		65,413	15,232	50,181	101,101	28
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,847	33,989	27,858	77,371	327
Roy Hill Holdings Pty Ltd		11,143,705	5,718,152	5,425,553	5,037,471	1,660,577
POSCO-NPS Niobium LLC		752,617	—	752,617	—	47,521
KOBRASCO		268,139	36,857	231,282	167,022	112,949
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		969,280	637,478	331,802	1,145,794	1,704
DMSA/AMSA		5,703,501	4,202,704	1,500,797	638,797	(504,077)
CSP - Compania Siderurgica do Pecem		3,959,365	4,249,083	(289,718)	1,623,843	(465,853)

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	December 31, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	473,415	575	472,840	—	8,534
Samcheok Blue Power Co.,Ltd.		1,169,343	700,266	469,077	—	(5,994)
SNNC		592,568	238,971	353,597	698,712	39,826
QSONE Co.,Ltd.		251,190	79,182	172,008	17,075	2,513
Chun-cheon Energy Co., Ltd		609,815	516,963	92,852	222,066	(24,617)
Western Inland highway CO.,LTD.		158,679	2,534	156,145	—	(1,714)
NEXTRAIN CO ., Ltd.		303,359	74,738	228,621	—	(2,636)
Pocheon-Hwado Highway Corp. ( formerly , Metropolitan Outer Ring Expressway co., ltd.)		98,510	34,360	64,150	—	(920)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		54,832	27,111	27,721	6,672	(2,326)
Daesung Steel		172,088	106,611	65,477	85,158	(2,930)
PCC Amberstone Private Equity Fund 1		104,933	5	104,928	12,280	6,694
POSCO MITSUBISHI CARBON TECHNOLOGY		446,067	190,289	255,778	112,173	(15,603)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,515,828	719,745	796,083	458,806	183,465
AES-VCM Mong Duong Power Company Limited		1,599,095	1,086,440	512,655	336,174	121,644
9404-5515 Quebec Inc.		1,197,702	3	1,197,699	—	105,411
KOREA LNG LTD.		211,497	353	211,144	40,086	38,370
Nickel Mining Company SAS		445,140	308,885	136,255	223,427	(8,353)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		72,001	16,812	55,189	3,236	(1,086)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,805	21,486	50,319	104,537	(237)
PT. Wampu Electric Power		199,841	139,264	60,577	20,272	7,057
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		68,036	38,843	29,193	78,954	1,156
Roy Hill Holdings Pty Ltd		9,271,788	2,161,353	7,110,435	5,993,950	2,299,529
POSCO-NPS Niobium LLC		707,247	—	707,247	—	25,406
KOBRASCO		118,676	9,875	108,801	32,854	16,887
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		873,174	534,961	338,213	1,252,189	7,856
DMSA/AMSA		4,924,371	2,294,881	2,629,490	204,820	(772,396)
CSP - Compania Siderurgica do Pecem		3,142,831	3,657,314	(514,483)	1,402,742	(623,381)
F-7
1

POSCO
 HOLDINGS INC. (formerly, POSCO)
and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

3 )	December 31, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	400,339	574	399,765	—	5,411
Samcheok Blue Power Co.,Ltd.		2,301,783	1,620,752	681,031	—	(6,226)
SNNC		628,075	236,726	391,349	869,815	75,125
QSONE Co.,Ltd.		251,158	79,042	172,116	17,962	2,388
Chun-cheon Energy Co., Ltd		616,111	528,683	87,428	327,534	(5,424)
Western Inland highway CO.,LTD.		305,166	42,052	263,114	—	(2,137)
Pocheon-Hwado Highway Corp. ( formerly , Metropolitan Outer Ring Expressway co., ltd.)(*1)		217,888	95,005	122,883	—	(929)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		56,418	21,740	34,678	45,543	6,957
Daesung Steel		176,458	99,112	77,346	113,706	11,868
PCC Amberstone Private Equity Fund 1		105,169	—	105,169	11,910	11,110
POSCO MITSUBISHI CARBON TECHNOLOGY		470,330	185,622	284,708	172,441	28,699
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,604,624	651,751	952,873	439,974	192,322
AES-VCM Mong Duong Power Company Limited		1,677,096	1,084,900	592,196	366,205	119,863
9404-5515 Quebec Inc.		1,317,335	3	1,317,332	—	173,763
FQM Australia Holdings Pty Ltd		1,348,138	1,021,630	326,508	243,611	(64,143)
KOREA LNG LTD.		157,060	357	156,703	47,843	45,724
Nickel Mining Company SAS		475,751	307,570	168,181	328,570	31,688
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		129,618	72,965	56,653	28,488	(4,680)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		92,850	31,260	61,590	174,511	5,193
PT. Wampu Electric Power		209,172	132,917	76,255	20,288	6,946
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		89,809	54,517	35,292	117,461	2,595
Roy Hill Holdings Pty Ltd		9,165,759	2,227,659	6,938,100	8,839,084	3,740,696
POSCO-NPS Niobium LLC		787,383	—	787,383	—	52,451
KOBRASCO		194,022	57,430	136,592	165,224	104,507
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		727,958	324,222	403,736	2,044,978	25,165
DMSA/AMSA		3,631,856	2,068,847	1,563,009	749,634	636,113
CSP - Compania Siderurgica do Pecem		3,777,391	3,542,398	234,993	2,570,010	653,370
HBIS-POSCO Automotive Steel Co., Ltd		502,645	261,765	240,880	482,696	3,272

F-7
2

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(f)	Changes in accumulated losses of equity-accounted investees that were not recognized since the Company discontinues the use of the equity method for the year ended December 31, 2021 were as follows:

(in millions of Won)
Company	Beginning balance		Increase (decrease)	Ending balance
New Songdo International City Development, LLC	￦	259,341	(59,858)	199,483
Mokpo Deayang industrial Corporation		84	(67)	17
UITrans LRT Co., Ltd.		32,334	7,769	40,103
Clean Iksan Co., Ltd.		714	83	797
HYOCHUN Co.,Ltd.		3,505	332	3,837
Shinhan wind power generation		843	(843)	—
CSP - Compania Siderurgica do Pecem		168,737	(168,737)	—
KIRIN VIETNAM CO.,Ltd.		67	33	100
INKOTECH, INC.		341	271	612
POSTO-Poggenamp Electrical Steel Pvt, Ltd.		96	205	301
Gunggi Green Energy		—	448	448

12.	Joint Operations
Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2021 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (unit 1, 2) Construction work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	32.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yangsan Sasong Apartment Project (C1,B3,B4 Block) Construction work	Construction	49.00	Korea
Songdo B5 Block officetel Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

F-7
3

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

13.	Investment Property, Net

(a)	Investment property as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020				2021
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	296,115	(16,718)	279,397	349,026	(16,718)	332,308
Buildings		746,698	(187,114)	559,584	803,156	(218,607)	584,549
Structures		4,268	(3,069)	1,199	3,213	(2,460)	753
Right of use assets		175,026	(20,425)	154,601	196,344	(27,877)	168,467

	￦	1,222,107	(227,326)	994,781	1,351,739	(265,662)	1,086,077

As of December 31, 2021, the fair value of investment property is
￦
2,497,206
 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	278,465	2,814	(183)	—	(1,699)	279,397
Buildings		598,159	385	—	(9,681)	(29,279)	559,584
Structures		1,178	—	—	(610)	631	1,199
Right of use assets		425	—	(56)	(3,206)	157,438	154,601

	￦	878,227	3,199	(239)	(13,497)	127,091	994,781

(*1)	Includes reversal of impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ￦ 14,953 million.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	279,397	83,497	(1,092)	—	(29,494)	332,308
Buildings		559,584	11,378	(2,264)	(21,362)	37,213	584,549
Structures		1,199	—	—	(598)	152	753
Right of use assets		154,601	—	—	(4,364)	18,230	168,467

	￦	994,781	94,875	(3,356)	(26,324)	26,101	1,086,077

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

F-7
4

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020					2021
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	2,592,705	(2,618)	—	2,590,087	2,702,768	(53)	—	2,702,715
Buildings		9,417,295	(5,250,281)	(5,614)	4,161,400	9,802,539	(5,592,600)	(5,489)	4,204,450
Structures		6,363,370	(3,338,075)	(69)	3,025,226	6,683,546	(3,551,692)	(59)	3,131,795
Machinery and equipment		48,435,445	(31,570,233)	(7,905)	16,857,307	50,090,721	(33,663,244)	(7,321)	16,420,156
Vehicles		310,078	(272,705)	(217)	37,156	324,073	(277,437)	(606)	46,030
Tools		423,927	(363,360)	(266)	60,301	453,297	(375,212)	(290)	77,795
Furniture and fixtures		670,079	(542,217)	(403)	127,459	752,314	(585,881)	(271)	166,162
Lease assets		1,093,817	(320,117)	—	773,700	1,288,639	(420,893)	—	867,746
Bearer plants		171,160	(21,195)	—	149,965	185,234	(30,552)	—	154,682
Construction-in- progress		2,474,766	(850,839)	(6,387)	1,617,540	1,961,033	(125,620)	(10,246)	1,825,167

	￦	71,952,642	(42,531,640)	(20,861)	29,400,141	74,244,164	(44,623,184)	(24,282)	29,596,698

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	￦	2,526,059	29,639	(2,633)	—	3,490	33,532	2,590,087
Buildings		4,215,454	13,825	(6,296)	(319,774)	(3,778)	261,969	4,161,400
Structures		2,904,506	85,958	(6,661)	(231,737)	(883)	274,043	3,025,226
Machinery and equipment		17,218,264	138,533	(27,966)	(2,298,951)	(8,080)	1,835,507	16,857,307
Vehicles		32,285	6,475	(546)	(14,599)	—	13,541	37,156
Tools		70,751	20,230	(211)	(38,838)	—	8,369	60,301
Furniture and fixtures		130,132	23,352	(2,908)	(43,832)	(519)	21,234	127,459
Lease assets		774,582	204,699	(9,300)	(172,029)	—	(24,252)	773,700
Bearer plants		124,193	118	(155)	(7,971)	—	33,780	149,965
Construction-in-progress		1,929,747	2,835,921	(7,001)	—	(17,270)	(3,123,857)	1,617,540

	￦	29,925,973	3,358,750	(63,677)	(3,127,731)	(27,040)	(666,134)	29,400,141

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

F-7
5

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2,3)	Others(*4)	Ending
Land	￦	2,590,087	66,015	(117)	—	5,670	41,060	2,702,715
Buildings		4,161,400	22,559	(4,001)	(316,999)	(32,863)	374,354	4,204,450
Structures		3,025,226	15,728	(15,727)	(233,370)	(4,900)	344,838	3,131,795
Machinery and equipment		16,857,307	206,564	(31,769)	(2,283,704)	(77,173)	1,748,931	16,420,156
Vehicles		37,156	14,896	(832)	(15,242)	(58)	10,110	46,030
Tools		60,301	21,802	(782)	(30,864)	(69)	27,407	77,795
Furniture and fixtures		127,459	28,178	(1,630)	(47,135)	(667)	59,957	166,162
Lease assets		773,700	224,667	(8,320)	(172,443)	(1,547)	51,689	867,746
Bearer plants		149,965	—	(24,876)	(9,264)	—	38,857	154,682
Construction-in-progress		1,617,540	2,838,175	(10,789)	—	(190,556)	(2,429,203)	1,825,167

	￦	29,400,141	3,438,584	(98,843)	(3,109,021)	(302,163)	268,000	29,596,698

(*1)
The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire accident.

(*2)
The Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized
￦
217,564 million of impairment loss in 2021. The remaining balances were classified as assets held for sale as of December 31, 2021.

(*3)
During the year ended December 31, 2021, evidence of impairment occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating
party. The Company recognized an impairment loss of
￦
27,672 million since recoverable amounts are less than their carrying amounts.

(*4)
Represents assets transferred from
construction-in-progress
to intangible assets and other property, plant and equipment, reclassifications with investment property
resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Weighted average expenditure	￦	587,628	932,298	1,230,145
Borrowing costs capitalized		22,775	29,653	31,295
Capitalization rate (%)		3.57 ~ 5.46	3.14 ~ 3.18	2.25 ~ 3.16

F-7
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2020 and 2021 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2020		2021
Land	Korean Development Bank and others	￦	867,820	933,560
Buildings and structures	Korean Development Bank and others		1,464,551	1,598,040
Machinery and equipment	Korean Development Bank and others		2,263,383	2,286,656

		￦	4,595,754	4,818,256

As of December 31, 2021, assets pledged as collateral related to the Company’s borrowings and others amounting to
￦
5,637,044 million include investment properties and other assets such as right to use land.

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	￦	341,767	18,962	(16,397)	27,387	371,719
Buildings and structures		171,112	47,374	(57,593)	10,867	171,760
Machinery and equipment		215,828	86,373	(38,909)	(24,111)	239,181
Vehicles		14,105	6,186	(9,486)	651	11,456
Ships		24,082	111,537	(29,064)	—	106,555
others		8,113	45,803	(23,786)	(2,500)	27,630

	￦	775,007	316,235	(175,235)	12,294	928,301

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	￦	371,719	14,161	(14,191)	19,757	391,446
Buildings and structures		171,760	30,912	(61,261)	2,443	143,854
Machinery and equipment		239,181	13,543	(41,721)	45,202	256,205
Vehicles		11,456	12,159	(8,657)	(205)	14,753
Ships		106,555	120,217	(16,716)	—	210,056
others		27,630	33,675	(34,261)	(7,145)	19,899

	￦	928,301	224,667	(176,807)	60,052	1,036,213

F-7
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Interest on lease liabilities	￦	35,483	36,373	32,331
Expenses related to short-term leases		41,974	18,809	20,885
Expenses related to leases of low-value assets		14,150	14,375	18,577

	￦	91,607	69,557	71,793

15. Goodwill and Other Intangible Assets, Net
(a) Goodwill and other intangible assets as of December 31, 2020 and 2021 are as follows:

	2020					2021
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	￦	1,626,876	(722,983)	—	903,893	1,648,119	(912,150)	—	735,969
Intellectual property rights		3,628,121	(1,457,383)	—	2,170,738	3,987,689	(1,761,881)	—	2,225,808
Membership		143,403	(4,700)	—	138,703	146,043	(3,673)	—	142,370
Development expense		652,492	(425,381)	—	227,111	656,712	(502,739)	—	153,973
Port facilities usage rights		685,210	(448,938)	—	236,272	685,540	(469,519)	—	216,021
Exploration and evaluation assets		274,691	(217,551)	—	57,140	280,092	(218,135)	—	61,957
Customer relationships		865,671	(535,424)	—	330,247	865,622	(579,902)	—	285,720
Other intangible assets		1,101,595	(716,190)	(77)	385,328	1,098,320	(753,790)	(39)	344,491

	￦	8,978,059	(4,528,550)	(77)	4,449,432	9,368,137	(5,201,789)	(39)	4,166,309

F-7
8

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	￦	1,097,809	—	—	—	(189,379)	(4,537)	903,893
Intellectual property rights		2,279,210	136,195	(3,617)	(282,594)	(7,727)	49,271	2,170,738
Membership(*1)		148,078	3,416	(12,340)	(107)	244	(588)	138,703
Development expense		94,339	1,315	(16)	(56,329)	(206)	188,008	227,111
Port facilities usage rights		281,398	—	—	(44,893)	—	(233)	236,272
Exploratation and evaluation assets		77,271	14,886	—	—	—	(35,017)	57,140
Customer relationships		374,875	—	—	(44,478)	—	(150)	330,247
Other intangible assets		555,493	159,590	(61,692)	(37,157)	—	(230,906)	385,328

	￦	4,908,473	315,402	(77,665)	(465,558)	(197,068)	(34,152)	4,449,432

(*1)	Economic useful life of membership is indefinite.
(*2)
Represents assets transferred from
construction-in-progress
to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2,4)	Others(*3)	Ending
Goodwill	￦	903,893	17,804	—	—	(189,167)	3,439	735,969
Intellectual property rights		2,170,738	281,544	(574)	(271,931)	(20,005)	66,036	2,225,808
Membership(*1)		138,703	7,457	(4,198)	(137)	145	400	142,370
Development expense		227,111	11,301	—	(72,294)	(4,027)	(8,118)	153,973
Port facilities usage rights		236,272	—	—	(20,581)	—	330	216,021
Exploratation and evaluation assets		57,140	3,649	—	—	(374)	1,542	61,957
Customer relationships		330,247	—	—	(44,478)	—	(49)	285,720
Other intangible assets		385,328	68,253	(14,818)	(34,679)	(10,032)	(49,561)	344,491

	￦	4,449,432	390,008	(19,590)	(444,100)	(223,460)	14,019	4,166,309

(*1)	Economic useful life of membership is indefinite.
(*2)
During the year ended December 31, 2021, the Company decided to sell a portion of
p
urchased
emission rights and recognized
￦
7,180 million of impairment loss since book value exceeded fair value less costs to sell.

(*3)
Represents assets transferred from
construction-in-progress
to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*4)
During the year ended December 31, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating
party. The Company recognized an impairment loss of
￦
20,006 million since recoverable amounts are less than their carrying amounts.

F-7
9

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(c)
For the purpose of impairment testing, goodwill is allocated to individual operating entities each of which is determined to be a CGU. The goodwill amounts as of December 31, 2020 and 2021 are as follows:

(in millions of Won) Reportable segments	Total number of CGUs
	2020	2021	CGUs	2020		2021
Steel	7	7	POSCO VST CO., LTD.	￦	36,955	36,955
			Others		12,498	12,542
Trading	3	3	POSCO INTERNATIONAL Corporation(*1)		762,816	578,046
			GRAIN TERMINAL HOLDING PTE. LTD.		23,726	21,516
			PT. Bio Inti Agrindo		6,955	7,468
E&C	2	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD.		24,868	24,868
			POSCO Center Beijing		159	178
			POSCO ENERGY CO., LTD.		26,471	26,471
Others	4	5	Others		9,445	27,925

	16	17		￦	903,893	735,969

(*1)
The recoverable amount of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment, is determined based on its value in use. As of December 31, 2021, the value in use is estimated by applying 8.14%(2020: 6.92%)
post-tax
discount rate to the future cash flows estimated from management’s
5-year
business plan and terminal growth rate of 2.0% (2020: 1.9%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. During the year ended December 31, 2021, impairment loss on goodwill of
￦
184,770 million was recognized as the recoverable amount is less than the carrying amount of the CGU.

The Company calculated the value in use by discounting the
post-tax
cash flows at the
post-tax
discount rate, which is consistent with and materially the same as applying pre-tax
discount rate of 10.56% (2020: 8.77%) to
pre-tax
cash flows.
The value in use of the CGU is sensitive to the assumptions such as discount rate, terminal growth rate and estimated sales used in discount cash flow model. If the discount rate increases by 0.5%, the value in use would decrease by
￦
188,559 million or 5.97% and if the terminal growth rate decreases by 0.5%, the value in use would decrease by
￦
87,806 million or 2.78%.

F-
80

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

16.	Other Assets
Other current assets and other
non-current
assets as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Current
Advance payment s	￦	348,753	564,196
Prepaid expenses		181,985	274,023
Firm commitment asset		23,506	11,323
Others		62,379	65,816

	￦	616,623	915,358

Non-current
Long-term advance payment s	￦	21,587	47,752
Long-term prepaid expenses		92,774	76,739
Others(*1)		155,699	74,116

	￦	270,060	198,607

(*1)
As of December 31, 202
0
 and 202
1
, the Company recognized tax assets amounting to
￦
121,255

million and
￦
4,722

million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2020		2021
Short-term borrowings
Bank overdrafts	JP Morgan and others	May, 2021~ December, 2021	January, 2022~ December, 2022	0.51~5.50	￦	146,762	118,558
Short-term borrowings	HSBC and others	January, 2021~ December, 2021	January, 2022~ December, 2022	0.17~5.35		5,047,633	4,991,866

						5,194,395	5,110,424

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	November, 2004~ June, 2021	January, 2022~ December, 2022	0.70~8.50		1,067,338	992,154
Current portion of debentures	Merrill lynch and others	April, 2015~ October, 2020	March, 2022~ November, 2022	1.29~3.70		2,417,339	2,731,321
Less: Current portion of discount on debentures issued						(1,543)	(3,832)

						3,483,134	3,719,643

					￦	8,677,529	8,830,067

F-8
1

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	Long-term borrowings, excluding current portion as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2020		2021
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2021	February, 2023~ March, 2040	0.20~8.50	￦	3,366,400	3,841,375
Less: Present value discount						(16,058)	(12,530)
Bonds	KB Securities co.,Ltd. and others	October, 2013~ October, 2021	January, 2023~ October, 2029	0.50~4.00		8,505,485	7,671,755
Less: Discount on debentures issued						(35,749)	(24,644)
Exchangeable bonds(*1)	Foreign currency exchangeable bonds					—	1,435,193

					￦	11,820,078	12,911,149

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows :

Foreign currency exchangable bonds
Type of bond	Exchangable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate: -
- Yield to Maturity: (0.78%)
Maturity date	September 1, 2026
Redemption
1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum
2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%
Exchange price (Won/share)	486,539 (*)
Underlying shares exchange	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuannce of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders
- 3 years(September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

F-8
2

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

Foreign currency exchangable bonds
Call option by the Issuer
- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row , after 3 years (
September 1, 2024
) from the closing day to
30
business days before the maturity of bonds.
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange price has changed due to cash dividends during the year ended December 31, 2021.
The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 2021 are as follows:

(in millions of Won)	Bank	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others		4,557,948	5,503,093
Trade accounts and notes receivable	Korea Development Bank and others		270,101	270,101
Financial instruments	KB Kookmin Bank and others		20,985	21,158

		￦	4,849,034	5,794,352

F-8
3

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

18.	Other Payables
Other payables as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Current
Accounts payable	￦	800,439	1,034,823
Accrued expenses		697,087	835,226
Dividend payable		2,703	4,046
Lease liabilities		244,548	181,774
Withholdings		100,489	133,492

	￦	1,845,266	2,189,361

Non-current
Accounts payable	￦	5,572	17,312
Accrued expenses		4,953	8,760
Lease liabilities		495,127	596,240
Long-term withholdings		53,272	56,697

	￦	558,924	679,009

19.	Other Financial Liabilities
Other financial liabilities as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Current
Derivatives liabilities	￦	82,859	91,739
Financial guarantee liabilities		58,545	19,902

	￦	141,404	111,641

Non-current
Derivatives liabilities	￦	129,505	18,300
Financial guarantee liabilities		4,083	5,696

	￦	133,588	23,996

20.	Provisions

(a)	Provisions as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020			2021
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	73,441	48,510	93,502	45,031
Provision for construction warranties		9,662	217,435	14,519	222,141
Provision for legal contingencies and claims(*1)		24,275	63,175	24,441	69,050
Provision for the restoration(*2,3)		5,307	134,438	5,918	153,613
Others(*4,5)		330,588	59,411	261,604	99,257

	￦	443,273	522,969	399,984	589,092

F-8
4

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*1)
The Company recognized probable outflow of resources amounting to
￦
59,221

million and
￦
61,911

million as provisions for legal contingencies and asserted claim in
relation to lawsui
ts
 against the
C
ompany
 as of December 31, 202
0
 and 202
1
, respectively.

(*2)
Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery amounting to
￦
12,503 million as provisions for restoration as of December 31, 2021. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.08%~2.34% to measure present value of these costs.

(*3)
Due to contamination of river water quality near Greenhills mine owned by POSCO Canada Ltd., the Company recognized present value of estimated costs for recovery amounting to
￦
81,300

million as provisions for improvement as of December 31, 2021.

(*4)
As of December 31, 202
0
 and 202
1
, POSCO ENERGY CO., LTD., and Korea Fuel Cell, recognized
￦
80,842

million and
￦
80,727

million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)
As of December 31, 202
0
 and 202
1
, the Company has recognized emission liabilities amounting to
￦
78,646

million and
￦
84,364 million, respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and working service rendered
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦ 123,669	106,855	(109,835)	(6,334)	7,596	121,951
Provision for construction warranties	170,428	86,691	(23,916)	(5,311)	(795)	227,097
Provision for legal contingencies and claims	84,484	30,894	(16,444)	(9,087)	(2,397)	87,450
Provision for the restoration	87,303	67,501	(6,525)	(15,811)	7,277	139,745
Others	352,607	349,639	(142,440)	(133,294)	(36,513)	389,999

	￦ 818,491	641,580	(299,160)	(169,837)	(24,832)	966,242

(*1)	Includes adjustments of foreign currency translation differences and others.

F-8
5

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦ 121,951	160,893	(138,003)	(4,989)	(1,319)	138,533
Provision for construction warranties	227,097	79,518	(67,196)	(3,080)	321	236,660
Provision for legal contingencies and claims	87,450	66,395	(28,400)	(32,731)	777	93,491
Provision for the restoration	139,745	29,456	(7,646)	(11,129)	9,105	159,531
Others	389,999	291,284	(185,066)	(119,633)	(15,723)	360,861

	￦ 966,242	627,546	(426,311)	(171,562)	(6,839)	989,076

(*1)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a)	Defined contribution plans
The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Expense related to post-employment benefit plans under defined contribution plans	￦	46,846	50,694	54,527

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Present value of funded obligations	￦	2,439,938	2,401,261
Fair value of plan assets(*1)		(2,397,717)	(2,620,046)
Present value of non-funded obligations		13,415	13,770

Net defined benefit liabilities	￦	55,636	(205,015)

(*1)
As of December 31, 202
0
 and 202
1
, the Company recognized net defined benefit assets amounting to
￦
86,149

million and
￦
255,858

million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

F-8
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020		2021
Defined benefit obligations at the beginning of year	￦	2,431,880	2,453,353
Current service costs		245,047	243,029
Interest costs		47,485	52,118
Remeasurements :		(52,732)	(78,888)
- Loss (gain) from change in financial assumptions		(76,744)	(159,154)
- Loss (gain) from change in demographic assumptions		27,399	1,512
- Loss (gain) from change in others		(3,387)	78,754
Benefits paid		(225,293)	(253,208)
Others		6,966	(1,373)

Defined benefit obligations at the end of year	￦	2,453,353	2,415,031

3)	Changes in fair value of plan assets for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020		2021
Fair value of plan assets at the beginning of year	￦	2,255,149	2,397,717
Interest on plan assets		44,208	51,580
Remeasurement of plan assets		(600)	(9,529)
Contributions to plan assets		307,367	417,486
Benefits paid		(213,246)	(230,938)
Others		4,839	(6,270)

Fair value of plan assets at the end of year	￦	2,397,717	2,620,046

The Company expects to make an estimated contribution of
￦
267,486 million to the defined benefit plan assets in 2022.

4)	The fair value of plan assets as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Equity instruments	￦	17,886	23,980
Debt instruments		696,583	811,498
Deposits		1,614,796	1,724,245
Others		68,452	60,323

	￦	2,397,717	2,620,046

F-8
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

5)	The amounts recognized in consolidated statement of comprehensive income for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Current service costs	￦	236,735	245,047	243,029
Net interest costs(*1)		3,690	3,277	538

	￦	240,425	248,324	243,567

(*1)	The actual return on plan assets amounted to ￦ 39,518 million, ￦ 43,608 million and ￦ 42,051 for the years ended December 31, 2019, 2020 and 2021, respectively.
The expenses by function were as follows:

(in millions of Won)	2019		2020	2021
Cost of sales	￦	169,206	177,223	166,734
Selling and administrative expenses		70,060	69,256	76,265
Others		1,159	1,845	568

	￦	240,425	248,324	243,567

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Beginning	￦	(472,644)	(589,796)	(553,221)
Current actuarial gains (losses)		(117,152)	36,575	51,155

Ending	￦	(589,796)	(553,221)	(502,066)

7)	The principal actuarial assumptions as of December 31, 2020 and 2021 are as follows:

(%)	2020	2021
Discount rate	0.53 ~ 13.00	1.25 ~ 7.84
Expected future increase in salaries(*1)	1.92 ~ 11.00	1.50 ~ 11.50

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 5 years.
All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

F-8
8

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

8)
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(167,127)	(6.9)	192,542	8.0
Expected future increase in salaries		192,838	8.0	(170,207)	(7.0)

9)	As of December 31, 2020, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	￦	280,973	847,689	610,187	1,105,470	457,677	3,301,996
The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.
22. Other Liabilities
Other liabilities as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Current
Due to customers for contract work	￦	629,399	813,207
Advances received		951,521	845,652
Unearned revenue		24,433	106,574
Withholdings		332,327	340,107
Firm commitment liability		35,993	11,852
Others		8,304	14,844

	￦	1,981,977	2,132,236

Non-current
Advances received	￦	311,277	730,505
Unearned revenue		17,953	27,908
Others		19,067	28,583

	￦	348,297	786,996

F-8
9

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2020 and 2021 are as follows:
①
December 31, 2020

(in milions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	79,995	—	79,995	—	79,995
Short-term financial instruments		9,133,404	—	9,133,404	—	9,133,404
Debt securities		20,797	—	—	20,797	20,797
Other securities		364,404	47,321	2,242	314,841	364,404
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		37,880	—	37,880	—	37,880
Fair value through other comprehensive income
Equity securities		1,120,968	729,342	—	391,626	1,120,968
Debt securities		2,471	—	—	2,471	2,471
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		4,754,644	—	—	—	—
Trade accounts and notes receivable		7,329,596	—	—	—	—
Other receivables		2,300,515	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,359,951	—	—	—	—

	￦	2,657,771	776,663	9,253,521	731,735	10,761,919

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	180,773	—	180,773	—	180,773
Derivative hedging instruments(*2)		31,591	—	31,591	—	31,591
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,777,836	—	—	—	—
Borrowings		20,497,607	—	20,821,353	—	20,821,353
Financial guarantee liabilities		62,629	—	—	—	—
Others		2,347,244	—	—	—	—

	￦	26,897,680	—	21,033,717	—	21,033,717

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

F-
90

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*2)
The Company applies hedge accounting which use forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

②
December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	241,541	—	241,541	—	241,541
Short-term financial instruments		10,514,093	—	10,514,093	—	10,514,093
Debt securities		10,717	—	—	10,717	10,717
Other securities		430,998	37,343	1,022	392,633	430,998
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		7,555	—	7,555	—	7,555
Fair value through other comprehensive income
Equity securities		1,466,061	1,250,497	—	215,564	1,466,061
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		4,775,166	—	—	—	—
Trade accounts and notes receivable		9,051,708	—	—	—	—
Other receivables		2,761,566	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,745,280	—	—	—	—

	￦	32,157,831	1,287,840	10,764,211	620,914	12,672,965

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	93,236	—	93,236	—	93,236
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Derivative hedging instruments(*2)		16,803	—	16,803	—	16,803
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,468,869	—	—	—	—
Borrowings		20,306,023	—	20,393,246	—	20,393,246
Financial guarantee liabilities		25,598	—	—	—	—
Others		2,693,163	—	—	—	—

	￦	30,038,885	1,435,193	20,503,285	—	21,938,478

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

F-9
1

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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
Fair values of derivatives are measured using the derivatives instrument valuation models such as market approach method and discounted cash flow method. Inputs of the financial instrument valuation model include forward rate, interest rate and others. The fair value of derivatives may change depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2021 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	￦	65,910	Discounted cash flows	Growth rate	0% ~ 1%	As growth rate increases, fair value increases
				Discount rate	6.19% ~ 20.24%	As discount rate increases, fair value decreases
		56,162	Proxy firm valuation method	Price multiples	0.817	As price multiples increases, fair value increases
		498,842	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy
If other inputs remain constant as of December 31, 2021 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	229	190
	Fluctuation 0.5% of discount rate		4,790	4,371

F-9
2

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020		2021
Beginning	￦	793,950	731,735
Acquisition		78,241	138,473
Gain (Loss) on valuation of financial assets		(41,537)	5,292
Other comprehensive income (loss)		(44,469)	1,581
Disposal and others		(54,450)	(256,167)

Ending	￦	731,735	620,914

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2019, 2020 and 2021 were as follows:

①	For the year ended December 31, 2019

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	142,873	(23,551)	—	5,556	630	125,508	—
Derivative assets		—	123,538	—	184,861	—	308,399	—
Financial assets at fair value through other comprehensive income		—	—	—	—	74,825	74,825	(10,541)
Financial assets measured at amortized cost		209,511	—	295,319	(36,935)	(8,042)	459,853	—
Derivative liabilities		—	(7,494)	—	(217,072)	—	(224,566)	(90)
Financial liabilities measured at amortized cost		(755,711)	—	(330,808)	(2,432)	(24,988)	(1,113,939)	—

	￦	(403,327)	92,493	(35,489)	(66,022)	42,425	(369,920)	(10,631)

F-9
3

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

②	For the year ended December 31, 2020

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	165,160	(15,883)	—	9,979	329	159,585	—
Derivative assets		—	56,273	—	318,820	—	375,093	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,019	38,019	(77,627)
Financial assets measured at amortized cost		207,014	—	(222,215)	(15,779)	(5,821)	(36,801)	—
Derivative liabilities		—	(170,155)	—	(376,823)	—	(546,978)	(331)
Financial liabilities measured at amortized cost		(638,797)	—	450,984	—	(16,010)	(203,823)	—

	￦	(266,623)	(129,765)	228,769	(63,803)	16,517	(214,905)	(77,958)

③	For the year ended December 31, 2021

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	158,121	(12,093)	—	12,119	26,170	184,317	—
Derivative assets		—	213,724	—	370,547	—	584,271	—
Financial assets at fair value through other comprehensive income		—	—	—	—	48,281	48,281	214,888
Financial assets measured at amortized cost		134,122	—	651,435	(17,769)	(7,149)	760,639	—
Financial liabilities at fair value		—	54,057	33,069	—	(15,876)	71,250	—
Derivative liabilities		—	55,858	—	(465,174)	—	(409,316)	309
Financial liabilities measured at amortized cost		(439,826)	—	(846,202)	(16)	11,537	(1,274,507)	—

	￦	(147,583)	311,546	(161,698)	(100,293)	62,963	(35,065)	215,197

F-9
4

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	Credit risk

1)	Credit risk exposure
The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Cash and cash equivalents	￦	4,754,644	4,775,166
Derivative assets		117,875	249,096
Short-term financial Instrument		9,133,404	10,514,093
Debt securities		174,414	161,863
Other securities		364,404	430,998
Other receivables		2,302,515	2,763,566
Trade accounts and notes receivable		7,329,596	9,051,708
Deposit Instruments		2,359,951	2,745,280

	￦	26,536,803	30,691,770

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2020 and 2021, the maximum exposure to credit risk related to the financial guarantee amounted to
￦
4,069,562 million and
￦
4,122,774 million, respectively.

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

①	Allowance for doubtful accounts as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Trade accounts and notes receivable	￦	386,650	365,120
Other accounts receivable		177,037	171,273
Loans		184,610	172,162
Other assets		5,396	8,810

	￦	753,693	717,365

F-9
5

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

②	Impairment losses on financial assets for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020		2021
Bad debt expenses	￦	829	40,153
Other bad debt expenses(*1)		71,092	19,704
Less: Recovery of allowance for other bad debt accounts		(17,987)	(32,679)

	￦	53,934	27,178

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2020 and 2021 are as follows:

	2020			2021
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Current (not past due)	￦	7,042,308	82,836	9,481,730	28,866
Over due less than 1 month		279,548	4,238	289,716	6,537
1 month - 3 months		198,807	4,775	132,509	2,821
3 months - 12 months		286,274	21,042	85,339	22,212
Over 12 months		776,375	273,759	417,970	304,684

	￦	8,583,312	386,650	10,407,264	365,120

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2020 and 2021 are as follows:

	2020			2021
(in millions of Won)	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
Current (not past due)	￦	1,836,372	132,209	2,239,492	99,661
Over due less than 1 month		50,858	199	33,276	373
1 month - 3 months		39,053	100	86,517	71
3 months - 12 months		47,978	10,033	289,810	12,227
Over 12 months		695,297	224,502	466,716	239,913

	￦	2,669,558	367,043	3,115,811	352,245

F-9
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Beginning	￦	916,790	898,273	753,693
Bad debt expenses(reversal)		(28,105)	829	40,153
Other bad debt expenses		80,323	53,105	(12,975)
Others(*1)		(70,735)	(198,514)	(63,506)

Endin g	￦	898,273	753,693	717,365

(*1)	Others for the year ended December 31, 2019, 2020 and 2021, included decreases mainly due to write-off amounting to ￦ 78,505 million, ￦ 150,417 million and ￦ 86,111 million, respectively.

(c)	Liquidity risk

1)	Contractual maturities of non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	￦	5,468,869	5,469,700	5,469,006	694	—
Borrowings		21,741,216	22,109,986	8,711,485	12,479,283	919,218
Financial guarantee liabilities(*1)		25,598	4,122,774	4,122,774	—	—
Lease liabilities		778,014	1,041,367	212,332	465,206	363,829
Other financial liabilities		1,915,149	1,915,668	1,832,601	83,067	—

	￦	29,928,846	34,659,495	20,348,198	13,028,250	1,283,047

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities of derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	￦	80,276	14,511	—	94,787
Currency swap		5,746	3,789	—	9,535
Interest rate swap		4,974	—	—	4,974
Others		744	—	—	744

	￦	91,740	18,300	—	110,040

F-9
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(d)	Currency risk

1)
The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2020 and 2021 is as follows:

(in millions of Won)	2020			2021
	Assets		Liabilities	Assets	Liabilities
USD	￦	4,331,058	6,768,169	5,237,890	7,879,302
EUR		459,423	939,160	622,749	2,620,254
JPY		110,569	644,675	156,007	545,622
Others		714,324	461,162	849,744	467,053

2)
As of December 31, 2020 and 2021, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020			2021
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(243,711)	243,711	(264,141)	264,141
EUR		(47,974)	47,974	(199,751)	199,751
JPY		(53,411)	53,411	(38,962)	38,962

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Fixed rate
Financial assets	￦	17,291,726	20,677,076
Financial liabilities		(14,601,638)	(16,092,096)

		2,690,088	4,584,980

Variable rate
Financial liabilities	￦	(6,635,644)	(6,427,133)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate
The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2020 and 2021, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020			2021
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦	(66,356)	66,356	(64,271)	64,271

F-9
8

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2020 and 2021 are as follows:

(Share, in Won)	2020		2021
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2021, total number of ADRs of 26,067,848 outstanding in overseas stock market are equivalent to 6,516,962 shares of common stock.
(*2)	As of December 31, 2021, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ￦ 46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2020 and 2021 were as follows:

(share)	2020			2021
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(7,071,194)	80,115,641	87,186,835	(11,171,363)	76,015,472
Acquisition of treasury shares	—	(4,100,169)	(4,100,169)	—	(389,900)	(389,900)

Ending	87,186,835	(11,171,363)	76,015,472	87,186,835	(11,561,263)	75,625,572

(c)	Capital surplus as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital surplus		59,555	136,968

	￦	1,320,003	1,397,416

25.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2020		2021
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	￦	200,000	200,000
Issuance cost					(616)	(616)

				￦	199,384	199,384

F-9
9

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*1)	Details of issuance of hybrid bonds as of December 31, 2021 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The company has a right to extend the maturity date)

Interest rate
Issue date ~
2023-06-12
: 4.60%
Reset every 10 years as follows;
· After 10 years : return on government bond
 of the Republic
of K
orea
 (10 years) + 1.40%
· After 10 years : additionally +0.25% according to
Step-up
clauses
· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The company can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards
The hybrid bond holder’s preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2021 amounts to
￦
479
 million.

(b)
POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling
interests in the consolidated financial statements. Hybrid bonds as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2020		2021
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	￦	140,000	140,000
Issuance cost					(429)	(429)

				￦	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD .as of December 31, 2021 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

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

F-
100

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

The hybrid bond holder’s preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2021 amounts to
￦
639 million.

26.	Reserves

(a)	Reserves as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(693,176)	(532,833)
Changes in fair value of equity investments at fair value through other comprehensive income		(359,283)	(153,359)
Foreign currency translation differences		(339,707)	7,762
Gain or losses on valuation of derivatives		(699)	(455)
Others		11,947	11,900

	￦	(1,380,918)	(666,985)

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020		2021
Beginning balance	￦	(285,073)	(359,283)
Changes in unrealized fair value of equity investments		(72,808)	201,144
Reclassification upon disposal		2,726	1,667
Others		(4,128)	3,113

Ending balance	￦	(359,283)	(153,359)

27.	Treasury Shares
Based on the Board of Directors’ resolution, POSCO HOLDINGS INC. holds treasury shares for business purposes including its share price stabilization. The changes in treasury shares for the years ended December 31, 2020 and 2021 were as follows:

(shares, in millions of Won)	2020			2021
	Number of shares	Amount		Number of shares	Amount
Beginning	7,071,194	￦	1,508,303	11,171,363	￦	2,391,523
Acquisition of treasury shares	4,100,169		883,220	389,900		116,771

Ending	11,171,363	￦	2,391,523	11,561,263	￦	2,508,294

The trust contract of acquiring treasury shares contracted during the year ended December 31, 2020 ended on April 12, 2021 upon completion of acquiring treasury share and expiration of contract term.

F-10
1

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

28.	Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2019, 2020 and 2021 were as follows:

①	For the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	31,456,714	21,629,838	—	712,196	53,798,748
Revenue from services		573,463	369,730	49,696	2,217,862	3,210,751
Revenue from construction contract		—	—	7,308,401	30,998	7,339,399
Others		48,276	157,564	5,393	225,578	436,811

	￦	32,078,453	22,157,132	7,363,490	3,186,634	64,785,709

Timing of revenue recognition
Revenue recognized at a point in time	￦	31,504,990	21,787,402	747,917	943,037	54,983,346
Revenue recognized over time		573,463	369,730	6,615,573	2,243,597	9,802,363

	￦	32,078,453	22,157,132	7,363,490	3,186,634	64,785,709

②	For the year ended December 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	28,394,790	18,796,522	—	917,307	48,108,619
Revenue from services		462,489	388,222	45,359	1,811,380	2,707,450
Revenue from construction contract		—	—	6,197,497	27,949	6,225,446
Others		35,599	160,478	7,196	221,890	425,163

	￦	28,892,878	19,345,222	6,250,052	2,978,526	57,466,678

Timing of revenue recognition
Revenue recognized at a point in time	￦	28,430,389	18,957,000	141,916	1,139,197	48,668,502
Revenue recognized over time		462,489	388,222	6,108,136	1,839,329	8,798,176

	￦	28,892,878	19,345,222	6,250,052	2,978,526	57,466,678

F-10
2

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

③	For the year ended December 31, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	￦	40,305,393	24,233,531	—	1,438,050	65,976,974
Revenue from services		680,513	547,369	58,807	2,133,164	3,419,853
Revenue from construction contract		—	—	6,014,050	27,967	6,042,017
Others		107,499	284,708	2,365	175,785	570,357

	￦	41,093,405	25,065,608	6,075,222	3,774,966	76,009,201

Timing of revenue recognition
Revenue recognized at a point in time	￦	40,412,892	24,518,239	491,313	1,613,835	67,036,279
Revenue recognized over time		680,513	547,369	5,583,909	2,161,131	8,972,922

	￦	41,093,405	25,065,608	6,075,222	3,774,966	76,009,201

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Receivables
Account receivables	￦	7,329,596	9,051,708

Contract assets
Due from customers for contract work		867,066	990,436

Contract liabilities
Advance received		1,264,615	1,583,732
Due to customers for contract work		629,399	813,207
Unearned revenue		42,040	133,765

29.	Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Accumulated cost	￦	29,168,745	30,691,333
Accumulated contract profit		2,262,854	2,462,231
Accumulated contract loss		(1,262,933)	(1,244,787)
Accumulated contract revenue		30,168,666	31,908,777

F-10
3

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Unbilled due from customers for contract work	￦	941,793	1,027,039
Due to customers for contract work		(629,399)	(813,207)

	￦	312,394	213,832

(c)
Due to the factors causing the cost variation for the years ended December 31, 2020 and 2021, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the years ended December 31, 2020, 2021 and future periods are as follows:

(in millions of Won)	2020		2021
Changes in total contract revenues	￦	325,945	862,660
Changes in estimated total contract costs		180,065	659,613
Changes in profit before income taxes of construction contract :
- Current period		40,743	116,340
- Future periods		105,137	86,707
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

F-10
4

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

(e)	As of December 31, 202 1 , revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2022		2023	2024	After 2025	Total
Expected Revenue	￦	6,091,326	5,526,530	4,081,693	1,723,443	17,422,992

30.	Selling and Administrative Expenses

(a)	Other administrative expenses
Other administrative expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Wages and salaries	￦	840,599	828,667	941,824
Expenses related to post-employment benefits		88,880	83,037	142,606
Other employee benefits		177,908	187,075	207,074
Travel		42,692	17,513	18,916
Depreciation		131,337	146,483	144,037
Amortization		112,171	115,254	87,232
Communication		11,150	10,390	9,898
Electricity		8,799	7,968	7,398
Taxes and public dues		78,932	59,274	85,808
Rental		39,886	34,966	28,682
Repairs		13,454	8,952	12,604
Entertainment		11,123	8,328	10,186
Advertising		82,574	71,743	89,218
Research & development		110,315	116,273	123,092
Service fees		193,486	156,530	187,271
Vehicles maintenance		7,660	4,880	5,336
Industry association fee		9,609	9,586	9,691
Conference		15,104	11,576	14,479
Increase to provisions		18,071	12,285	8,936
Others		47,536	48,822	75,521

	￦	2,041,286	1,939,602	2,209,809

F-10
5

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	Selling expenses
Selling expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Freight and custody	￦	180,341	180,503	192,973
Operating expenses for distribution center		9,222	6,977	7,382
Sales commissions		73,941	86,851	65,404
Sales advertising		1,552	1,284	3,620
Sales promotion		9,989	7,086	6,264
Sample		2,287	1,650	2,164
Sales insurance premium		32,632	30,364	41,069
Contract cost		38,081	46,247	61,450
Others		20,273	15,978	12,749

	￦	368,318	376,940	393,075

31.	Research and Development Expenditures Recognized as Expenses
Research and development expenditures recognized as expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Administrative expenses	￦	110,315	116,273	123,092
Cost of sales		389,460	351,861	345,457

	￦	499,775	468,134	468,549

F-10
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

32.	Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Other operating income
Gain on disposals of assets held for sale	￦	37,461	841	60,208
Gain on disposals of investment in subsidiaries, associates and joint ventures		27,836	88,836	85,981
Gain on disposals of property, plant and equipment		49,367	15,548	12,016
Gain on disposals of intangible assets		1,896	815	273
Gain on valuation of firm commitment		60,201	107,511	169,485
Gain on valuation of emission rights		25,440	—	—
Gain on disposals of emission rights		11,141	24,851	567
Reversal of other provisions		36,522	5,154	33,887
Premium income		3,326	25,253	38,115
Miscellaneous income(*1,2)		189,610	111,701	157,703
Others		8,091	21,826	19,762

	￦	450,891	402,336	577,997

Other operating expenses
Impairment loss on assets held for sale	￦	(38,328)	(5,030)	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		(6,539)	(14,632)	(12,882)
Loss on disposals of property, plant and equipment		(120,227)	(142,126)	(95,720)
Impairment loss on property, plant and equipment		(442,700)	(27,040)	(311,520)
Impairment loss on investment property		(32,642)	—	—
Impairment loss on intangible assets		(191,021)	(197,776)	(224,328)
Loss on valuation of firm commitment		(37,685)	(93,098)	(111,542)
Idle tangible asset expenses		(34,152)	(19,276)	(23,843)
Increase to provisions		(23,074)	(30,536)	(37,962)
Donations		(51,567)	(45,652)	(101,258)
Miscellaneous losses		(95,878)	(63,525)	(69,972)
Others		(16,152)	(6,883)	(38,465)

	￦	(1,089,965)	(645,574)	(1,027,492)

(*1)
During the year ended December 31, 2021, the Company recognized
￦
46,283 million of
other
operating
income for refund of taxes other than income tax as a result of administrative litigation for tax audits.

F-10
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*2)
During the year ended December 31, 2019, the company recognized other operating income for the refunded amount of
￦
74,044 million as a result of request for judgement on value added tax related to imported LNG.

33.	Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Finance income
Interest income(*1)	￦	352,384	372,174	292,243
Dividend income		75,455	38,348	74,451
Gain on foreign currency transactions		824,565	1,147,692	1,079,939
Gain on foreign currency translations		206,019	574,463	298,452
Gain on derivatives transactions		195,933	352,005	402,171
Gain on valuations of derivatives		163,491	115,642	370,780
Gain on disposals of financial assets at fair value through profit o r loss		8,525	15,550	20,070
Gain on valuations of financial assets at fair value through profit or loss		42,297	51,581	101,717
Gain on valuations of financial liabilities at fair value through profit or loss		—	—	54,057
Others		3,474	10,044	36,230

	￦	1,872,143	2,677,499	2,730,110

Finance costs
Interest expenses	￦	(755,711)	(638,797)	(439,826)
Loss on foreign currency transactions		(746,603)	(1,067,907)	(985,179)
Loss on foreign currency translations		(319,470)	(425,479)	(554,910)
Loss on derivatives transactions		(228,144)	(410,008)	(496,798)
Loss on valuations of derivatives		(47,447)	(229,524)	(101,198)
Loss on disposals of trade accounts and notes receivable		(36,935)	(15,816)	(17,769)
Loss on disposals of financial assets at fair value through profit or loss		(2,969)	(5,571)	(7,951)
Loss on valuations of financial assets at fair value through profit or loss		(65,848)	(67,464)	(113,810)
Others		(38,936)	(31,836)	(47,734)

	￦	(2,242,063)	(2,892,402)	(2,765,175)

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2019, 2020 and 2021 were ￦ 209,511 million, ￦ 207,014 and ￦ 134,121 million, respectively.

F-10
8

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

34.	Expenses by Nature
Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other operating expenses in the statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2019		2020	2021
Raw material used, changes in inventories and others	￦	39,279,866	34,555,624	44,466,766
Employee benefits(*2)		3,623,611	3,624,953	4,023,167
Outsourced processing cost		8,250,372	7,808,343	7,690,334
Electricity		912,832	656,121	744,207
Depreciation(*1)		3,029,868	3,156,181	3,135,345
Amortization		431,247	465,558	444,100
Freight and custody		1,446,628	1,428,012	1,580,200
Sales commissions		73,941	86,851	65,404
Loss on disposal of property, plant and equipment		120,227	142,126	95,720
Impairment loss on property, plant and equipment		442,700	27,040	311,520
Impairment loss on goodwill and intangible assets		191,021	197,776	224,328
Donations		51,567	45,652	101,258
Other		4,168,470	3,638,393	4,962,224

	￦	62,022,350	55,832,630	67,844,573

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Wages and salaries	￦	3,313,642	3,316,364	3,684,894
Expenses related to post-employment benefits		309,969	308,589	338,273

	￦	3,623,611	3,624,953	4,023,167

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2019, 2020 and 2021 was as follows:

(in millions of Won)	2019		2020	2021
Current income taxes(*1)	￦	913,286	692,870	2,470,416
Deferred income tax due to temporary differences		164,078	(481,303)	(153,919)
Items recorded directly in equity		11,005	12,705	(102,670)

Income tax expense	￦	1,088,369	224,272	2,213,827

F-10
9

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return is credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Net changes in fair value of equity investments at fair value through other comprehensive income	￦	(26,744)	26,850	(83,532)
Others		37,749	(14,145)	(19,138)

	￦	11,005	12,705	(102,670)

(c)
The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (27.5%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2019, 2020 and 2021.

(in millions of Won)	2019		2020	2021
Profit before income tax expense	￦	3,126,534	1,972,764	9,389,809
Income tax expense computed at statutory rate		847,017	533,875	2,572,702
Adjustments:
Tax credits		(39,709)	(90,093)	(313,205)
Refund of taxes for prior years		(35,389)	(14,362)	(42,667)
Tax effect from tax audit		14,775	11,796	5,635
Investment in subsidiaries, associates and joint ventures		317,977	147,874	(111,938)
Tax effects due to permanent differences		(5,588)	2,591	17,811
Others(*1)		(10,714)	(367,409)	85,489

		241,352	(309,603)	(358,875)

Income tax expense	￦	1,088,369	224,272	2,213,827

Effective tax rate (%)		34.81%	11.37%	23.58%

(*1)
Due to changes in estimation on deductibility of temporary difference related to Synthetic Natural Gas (SNG) facility and Business Combination of
Off-gas
Power Station Business Sector,
￦
328,453 million of income tax benefit is recognized for the year ended December 31, 2020

F-1
1
0

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2021 were as follows:

(in millions of Won)	2020				2021
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	153,136	(5,912)	147,224	147,224	(3,866)	143,358
PP&E - Depreciation		22,211	10,025	32,236	32,236	(1,328)	30,908
Share of profit or loss of equity - accounted investees		119,114	100,317	219,431	219,431	5,135	224,566
Allowance for inventories valuation		9,445	2,097	11,542	11,542	11,441	22,983
PP&E - Revaluation		(1,818,461)	84,462	(1,733,999)	(1,733,999)	130,616	(1,603,383)
Prepaid expenses		15,212	4,619	19,831	19,831	(301)	19,530
PP&E - Impairment loss		137,326	246,177	383,503	383,503	70,166	453,669
Gain or loss on foreign currency translation		7,036	(58,681)	(51,645)	(51,645)	50,540	(1,105)
Defined benefit liabilities		(95,683)	(26,137)	(121,820)	(121,820)	(26,521)	(148,341)
Provision for construction losses		7,303	10,302	17,605	17,605	(7,415)	10,190
Provision for construction warranty		61,801	1,714	63,515	63,515	10,845	74,360
Accrued income		(30,816)	(10,360)	(41,176)	(41,176)	(9,276)	(50,452)
Impairment loss on AFS		112,555	(3,957)	108,598	108,598	9,551	118,149
Difference in acquisition costs of treasury shares		69,408	—	69,408	69,408	—	69,408
Others		260,863	128,862	389,725	389,725	(88,617)	301,108

		(969,550)	483,528	(486,022)	(486,022)	150,970	(335,052)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		130,141	26,850	156,991	156,991	(83,532)	73,459
Others		168,021	(14,145)	153,876	153,876	(19,139)	134,737

		298,162	12,705	310,867	310,867	(102,671)	208,196

Deferred tax from tax credit
Tax credit carry - forward and others		91,839	(19,433)	72,406	72,406	458	72,864
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		135,364	4,503	139,867	139,867	105,162	245,029

	￦	(444,185)	481,303	37,118	37,118	153,919	191,037

F-11
1

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(e)	Deferred tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020				2021
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	147,243	(19)	147,224	143,526	(168)	143,358
PP&E - Depreciation		84,890	(52,654)	32,236	97,713	(66,805)	30,908
Share of profit or loss of equity-accounted investees		281,049	(61,618)	219,431	294,505	(69,939)	224,566
Allowance for inventories valuation		11,542	—	11,542	22,983	—	22,983
PP&E - Revaluation		—	(1,733,999)	(1,733,999)	—	(1,603,383)	(1,603,383)
Prepaid expenses		19,859	(28)	19,831	19,604	(74)	19,530
PP&E - Impairment loss		383,503	—	383,503	453,669	—	453,669
Gain or loss on foreign currency translation		101,244	(152,889)	(51,645)	87,947	(89,052)	(1,105)
Defined benefit liabilities		478,144	(599,964)	(121,820)	459,074	(607,415)	(148,341)
Provision for construction losses		17,605	—	17,605	10,190	—	10,190
Provision for construction warranty		63,515	—	63,515	74,360	—	74,360
Accrued income		—	(41,176)	(41,176)	—	(50,452)	(50,452)
Impairment loss on AFS		108,598	—	108,598	118,149	—	118,149
Difference in acquisition costs of treasury shares		69,408	—	69,408	69,408	—	69,408
Others		571,199	(181,474)	389,725	540,588	(239,480)	301,108

		2,337,799	(2,823,821)	(486,022)	2,391,716	(2,726,768)	(335,052)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		167,070	(10,079)	156,991	143,956	(70,497)	73,459
Others		177,938	(24,062)	153,876	159,793	(25,056)	134,737

		345,008	(34,141)	310,867	303,749	(95,553)	208,196

Deferred tax from tax credit
Tax credit carry-forward and others		72,406	—	72,406	72,864	—	72,864
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		422,338	(282,471)	139,867	513,884	(268,855)	245,029

	￦	3,177,551	(3,140,433)	37,118	3,282,213	(3,091,176)	191,037

(f)
As of December 31, 2021, deductible temporary differences of
￦
6,346,230 million and taxable temporary differences of
￦
8,365,483 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities, because it is not probable they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

F-11
2

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

36.	Earnings per Share
(a) Basic earnings per share for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in Won, except share information)	2019		2020	2021
Profit attribute to controlling interest	￦	1,864,405,092,477	1,581,207,551,926	6,606,727,454,113
Interests of hybrid bonds, net of tax		(6,669,999,999)	(6,688,273,972)	(6,669,999,999)
Weighted-average number of common shares outstanding(*1)		80,113,759	79,120,963	75,696,150

Basic earnings per share	￦	23,189	19,900	87,191

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2019	2020	2021
Total number of common shares issued	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,073,076)	(8,065,872)	(11,490,685)

Weighted-average number of common shares outstanding	80,113,759	79,120,963	75,696,150

F-11
3

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b) Diluted earnings per share for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in Won, except per share information)	2019		2020	2021
Profit attributable to controlling interest	￦	1,864,405,092,477	1,581,207,551,926	6,606,727,454,113
Interests of hybrid bonds, net of tax		(6,669,999,999)	(6,688,273,972)	(6,669,999,999)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		—	—	(63,166,690,813)
Adjusted weighted-average number of common shares(*1)		80,113,759	79,120,963	76,688,340

Diluted earnings per share	￦	23,189	19,900	85,240

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	2019	2020	2021
Weighted-average number of common shares outstanding	80,113,759	79,120,963	75,696,150
Weighted-average number of potential common share	—	—	992,190

Adjusted weighted-average number of common shares	80,113,759	79,120,963	76,688,340

The Company holds exchangeable bonds as potential common stocks with a diluting effect as of December 31, 2021. Meanwhile, since there were no potential shares of common stock which had dilutive effects as of December 31, 2019 and 2020, diluted earnings per share is equal to basic earnings per share.

F-11
4

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

37.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2019, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	6,688	11,137	4,725	416,734	57	24,174
POSCO COATED & COLOR STEEL Co., Ltd.		468,070	2,014	95	—	20,298	724
POSCO ICT(*4)		2,924	4,994	—	344,977	34,638	181,128
eNtoB Corporation		15	60	304,846	64,845	126	25,754
POSCO CHEMICAL CO., LTD		389,731	35,592	522,493	17,549	315,530	4,561
POSCO ENERGY CO., LTD.		148,205	2,211	5,123	94	—	7,561
POSCO INTERNATIONAL Corporation		6,025,938	46,661	541,002	—	49,506	7,149
POSCO Thainox Public Company Limited		265,374	13,795	10,037	—	—	3
POSCO America Corporation		300,598	—	—	—	—	2,994
POSCO Canada Ltd.		1,067	1,833	306,552	—	—	—
POSCO Asia Co., Ltd.		1,781,841	1,352	390,056	1,338	1,574	7,561
Qingdao Pohang Stainless Steel Co., Ltd.		146,468	—	—	—	—	110
POSCO JAPAN Co., Ltd.		1,509,631	36	38,631	6,269	—	5,835
POSCO-VIETNAM Co., Ltd.		265,849	368	—	—	—	66
POSCO MEXICO S.A. DE C.V.		303,924	159	—	—	—	809
POSCO Maharashtra Steel Private Limited		644,652	311	—	—	—	800
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		121,633	27	2,189	—	—	—
POSCO VST CO., LTD.		299,307	—	—	—	—	114
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	154	694,600	—	—	—
Others		964,532	20,679	134,296	34,444	246,184	169,849

		13,646,447	141,383	2,954,645	886,250	667,913	439,192

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		1,364	86	2,882	306,927	15,089	30,317
SNNC		5,527	4,100	588,276	—	—	9
POSCO-SAMSUNG-Slovakia Processing Center		65,688	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	1,272,878	—	—	—
Others		16,084	112,390	76,427	—	—	85,167

		88,663	116,576	1,940,463	306,927	15,089	115,493

	￦	13,735,110	257,959	4,895,108	1,193,177	683,002	554,685

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2019, the company provided guarantees to related parties .
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

F-11
5

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	For the year ended December 31, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	6,790	11,123	15	772,846	220	63,467
POSCO COATED & COLOR STEEL Co., Ltd.		418,619	1,820	—	—	28,523	639
POSCO ICT(*4)		2,747	4,996	—	374,914	41,384	181,554
eNtoB Corporation		15	60	214,750	34,217	76	25,870
POSCO CHEMICAL CO., LTD		258,154	34,944	456,780	23,003	304,135	4,816
POSCO ENERGY CO., LTD.		1,262	2,396	14,011	3	—	23,336
POSCO MOBILITY SOLUTION (formerly, POSCO SPS CORPORATION)		381,591	—	—	—	32,325	1,500
POSCO INTERNATIONAL Corporation		5,644,017	56,322	342,520	—	11,371	4,375
POSCO Thainox Public Company Limited		311,924	137	2,538	—	—	—
POSCO Canada Ltd.		—	1,325	162,385	—	—	—
POSCO Asia Co., Ltd.		1,514,154	1,060	151,373	4,331	1,508	3,915
Qingdao Pohang Stainless Steel Co., Ltd.		145,006	66	—	—	—	305
POSCO JAPAN Co., Ltd.		1,076,987	—	37,210	5,277	—	6,225
POSCO-VIETNAM Co., Ltd.		253,060	605	—	—	—	96
POSCO MEXICO S.A. DE C.V.		168,188	403	—	—	—	2,000
POSCO Maharashtra Steel Private Limited		328,943	2,507	—	—	—	479
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		112,925	—	—	—	—	—
POSCO VST CO., LTD.		208,464	218	—	—	—	156
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	600,580	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		264,786	948	2,314	—	—	18
Others		806,672	22,069	71,261	45,695	238,496	135,429

		11,904,304	140,999	2,055,737	1,260,286	658,038	454,180

Associates and joint ventures(*3)
SNNC		5,651	4,739	545,001	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		40,512	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	91,188	1,300,296	—	—	—
Others		34,620	69,151	64,861	84,839	4,086	44,068

		80,783	165,078	1,910,158	84,839	4,086	44,068

	￦	11,985,087	306,077	3,965,895	1,345,125	662,124	498,248

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2020, the company provided guarantees to related parties .
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

F-11
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

3)	For the year ended December 31, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	5,859	11,113	—	491,624	158	32,328
POSCO COATED & COLOR STEEL Co., Ltd.		695,451	2,602	—	—	39,014	627
POSCO ICT(*4)		1,605	4,996	—	324,275	46,037	181,221
eNtoB Corporation		14	—	381,633	65,254	115	25,242
POSCO CHEMICAL CO., LTD		318,808	31,917	462,013	14,358	298,431	3,724
POSCO ENERGY CO., LTD.		5,207	1,450	11,271	—	—	26,137
POSCO MOBILITY SOLUTION (formerly, POSCO SPS CORPORATION)		807,925	—	—	—	45,758	914
POSCO INTERNATIONAL Corporation		9,750,636	54,331	1,299,561	—	988	8,968
POSCO Thainox Public Company Limited		309,295	—	—	—	—	69
POSCO Canada Ltd.		—	1,372	202,523	—	—	—
POSCO Asia Co., Ltd.		19,142	426	417	—	—	1,648
Qingdao Pohang Stainless Steel Co., Ltd.		188,470	8	—	—	—	83
POSCO JAPAN Co., Ltd.		1,613,634	1	27,937	1,726	—	4,894
POSCO-VIETNAM Co., Ltd.		441,758	975	—	—	—	46
POSCO MEXICO S.A. DE C.V.		460,773	548	—	—	—	1,494
POSCO Maharashtra Steel Private Limited		899,675	903	—	—	—	229
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		161,808	—	—	—	—	2
POSCO VST CO., LTD.		201,517	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	1,453	1,704,193	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		278,749	734	8	—	—	24
Others		1,337,458	56,161	220,000	63,116	276,202	153,677

		17,497,784	168,990	4,309,556	960,353	706,703	441,347

Associates and joint ventures(*3)
SNNC		72,797	2,514	736,441	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		72,342	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	418,044	2,338,625	—	—	—
Others		37,410	63,298	107,637	—	—	49,741

		182,549	483,856	3,182,703	—	—	49,848

	￦	17,680,333	652,846	7,492,259	960,353	706,703	491,195

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2021, the company provided guarantees to related parties (Note 38) .
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

F-11
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	The related account balances of receivables and payables resulting from significant transactions between the controlling company and related companies as of December 31, 2020 and 2021 are as follows:

1)	December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO MOBILITY SOLUTION (formerly, POSCO SPS CORPORATION)		72,009	—	72,009	—	2,352	4,175	6,527
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	13	13	42,596	—	—	42,596
POSCO ASSAN TST STEEL INDUSTRY		258,563	1,845	260,408	—	—	—	—
Others(*1)		467,135	29,002	496,137	2,926	30,691	82,716	116,333

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and joint ventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	￦	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

(*1)
As of December 31, 2020, the Company has loans amounting to
￦
2,950 million granted to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, and its loss allowance recognized is amounting to
￦
2,950 million.

F-11
8

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	5,692	10	5,702	—	97,007	507	97,514
POSCO COATED & COLOR STEEL Co., Ltd.		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION (formerly, POSCO SPS CORPORATION)		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
Others		368,252	21,761	390,013	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and joint ventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd(*1)		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	￦	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

(*1)	It includes ￦ 177,825 million in acquisition of First Quantum Minerals Ltd. loans under the agreement for the purpose of investing in nickel mines in Australia during the year ended December 31, 2021.

F-11
9

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2019, 2020 and 2021 were as follows:

1)	For the year ended December 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	15,637	—	39	14,778
New Songdo International City Development, LLC		33,885	44,131	—	36
SNNC		74,034	—	35,910	65,503
Chuncheon Energy Co., Ltd.		1,156	—	—	—
Noeul Green Energy Co., Ltd.		6,579	—	—	1,217
USS-POSCO Industries		4	—	1,835	—
CSP—Compania Siderurgica do Pecem		98,330	12,718	416,541	23,398
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		34,895	—	39,733	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		10	—	4,222	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		11,500	—	—	—
PT. Batutua Tembaga Raya		—	772	45,841	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,083	—	353	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	71,275	—
South-East Asia Gas Pipeline Company Ltd.		64	42,010	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		88,506	16,424	4,769	2,144
Samcheok BluePower Co.,Ltd		163,167	—	—	—
TK CHEMICAL CORPORATION		172,133	—	63,836	—
Others		252,125	53,596	31,460	28,039

	￦	982,108	169,651	720,676	135,115

F-1
20

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	For the year ended December 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	2,558	—	5	—
New Songdo International City Development, LLC		125,909	26,451	—	137
SNNC		61,332	30	48,764	126,060
Chuncheon Energy Co., Ltd.		213	211	—	—
Noeul Green Energy Co., Ltd		6,059	—	—	829
CSP—Compania Siderurgica do Pecem		47,243	11,432	165,269	14,399
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		42,189	—	37,509	151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,780	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		8,757	—	—	—
PT. Batutua Tembaga Raya		—	1,061	28,174	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		29,964	—	384	—
DMSA/AMSA		—	—	29,189	—
South-East Asia Gas Pipeline Company Ltd.		7	71,299	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		31,068	19,530	3,608	701
Samcheok Blue Power Co.,Ltd		220,372	—	—	—
TK CHEMICAL CORPORATION		104,749	—	26,863	—
Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway Co., Ltd)		17,631	—	—	—
UITrans LRT Co., Ltd.		2,263	—	—	—
Roy Hill Holdings Pty Ltd		—	22,797	—	—
Others		162,257	49,158	49,315	37,582

	￦	862,571	201,969	394,860	179,859

3)	For the year ended December 31, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	￦	286,731	266	—	165
SNNC		75,129	743	19,720	40,090
Noeul Green Energy Co., Ltd.		6,127	—	—	1,896
CSP—Compania Siderurgica do Pecem		4,660	—	96,179	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		46,323	—	33,316	5,686
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		14,673	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		39,887	—	164	—
DMSA/AMSA		—	—	9,875	—
South-East Asia Gas Pipeline Company Ltd.		—	35,392	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		65,746	10	4,347	180
Samcheok BluePower Co.,Ltd		263,730	405	—	4
TK CHEMICAL CORPORATION		14,906	—	2,292	—
Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway Co., Ltd)		62,829	—	—	—
UITrans LRT Co., Ltd.		10,736	—	—	—
Roy Hill Holdings Pty Ltd		—	104,903	—	—
Others		184,606	64,480	31,379	18,505

	￦	1,076,083	206,199	197,272	66,526

F-1
2
1

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(d)
The related account balances of receivables and payables resulting from significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2020 and December 31, 2021 are as follows:

1)	December 31, 2020

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	23,866	—	20,592	44,458	—	3	3
Chuncheon Energy Co., Ltd.		—	—	—	—	444	—	444
Samcheok Blue Power Co., Ltd.		92,715	—	—	92,715	—	40,536	40,536
Nickel Mining Company SAS		—	62,420	143	62,563	—	—	—
CSP—Compania Siderurgica do Pecem		19,704	—	—	19,704	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,534	—	—	6,534	1,023	150	1,173
PT. Batutua Tembaga Raya		—	35,355	—	35,355	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,889	—	—	13,889	193	—	193
South-East Asia Gas Pipeline Company Ltd.		—	91,003	—	91,003	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		2,799	—	—	2,799	783	—	783
TK CHEMICAL CORPORATION		21,916	—	—	21,916	429	—	429
Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway Co., Ltd)		6,299	—	—	6,299	—	—	—
UITrans LRT Co., Ltd.		6,908	23,452	102	30,462	—	—	—
Others		65,545	143,120	110,981	319,646	7,035	11,446	18,481

	￦	260,175	355,350	131,818	747,343	9,907	52,135	62,042

(*1)	As of December 31, 2020, the Company recognizes bad debt allowance for receivables amounting to ￦ 133,997 million.

F-12
2

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	December 31, 2021

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC		49,748	—	16,261	66,009	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	257	—	257
Samcheok Blue Power Co., Ltd.		120,672	—	—	120,672	—	23,683	23,683
Nickel Mining Company SAS		—	62,611	477	63,088	—	—	—
CSP—Compania Siderurgica do Pecem		—	—	—	—	3,144	—	3,144
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,108	—	—	9,108	4,393	—	4,393
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		19,271	—	—	19,271	—	18	18
South-East Asia Gas Pipeline Company Ltd.		—	47,423	—	47,423	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,183	—	—	8,183	1,083	—	1,083
Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway Co., Ltd)		14,162	—	—	14,162	—	—	—
UITrans LRT Co., Ltd.		7,048	29,099	—	36,147	—	—	—
Others		38,962	179,036	114,775	332,773	240	31,047	31,287

	￦	267,154	318,169	131,513	716,836	9,117	54,748	63,865

(*1)	As of December 31, 2021, the Company recognizes bad-debt allowance for receivables amounting to ￦ 114,315 million.

F-12
3

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2020 and 2021 were as follows:

1)	December 31, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	10,579	12,873	—	—	23,452
DMSA/AMSA(*1)		57,999	—	—	(57,999)	—
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(47,539)	(8,825)	91,003
PT. Batutua Tembaga Raya		36,291	—	—	(936)	35,355
PT. Tanggamus Electric Power		4,580	—	—	(276)	4,304
PT. Wampu Electric Power		5,519	—	—	(333)	5,186
PT. POSMI Steel Indonesia		2,316	—	—	(140)	2,176
Nickel Mining Company SAS		60,516	—	—	1,904	62,420
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	(268)	5,440
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	(419)	6,528
AMCI (WA) PTY LTD		78,553	5,550	—	(812)	83,291
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	(349)	5,440
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	(558)	8,704
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
Chun-cheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	11,805	—	(1,274)	16,320
CAML RESOURCES PTY LTD		—	3,219	—	93	3,312
Shinahn wind power generation		—	37	—	—	37

	￦	449,070	33,484	(57,012)	(70,192)	355,350

(*1)	During the year ended December 31, 2020, loans amounting to ￦ 60,278 million have been converted to shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

F-12
4

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	December 31, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	23,452	5,682	—	(35)	29,099
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(49,928)	6,348	47,423
PT. Batutua Tembaga Raya(*2)		35,355	—	—	(35,355)	—
PT. Tanggamus Electric Power		4,304	—	—	386	4,690
PT. Wampu Electric Power		5,186	—	—	465	5,651
PT. POSMI Steel Indonesia		2,176	—	—	195	2,371
Nickel Mining Company SAS		62,420	—	—	191	62,611
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	(698)	4,742
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	585	7,113
AMCI (WA) PTY LTD		83,291	6,154	—	2,220	91,665
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,440	—	—	488	5,928
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,704	—	—	780	9,484
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	1,463	17,783
CAML RESOURCES PTY LTD		3,312	—	(3,312)	—	—
Shinahn wind power generation(*3)		37	60	—	(97)	—
FQM Australia Holdings Pty Ltd		—	27,242	—	(15)	27,227

	￦	355,350	39,138	(53,240)	(23,079)	318,169

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)
PT. Batutua Tembaga Raya was excluded from the association due to the sale of its shares during the years ended December 31, 2021. Meanwhile, the uncollected loan was offset and written off from the loan loss provisions set in the previous period, and these effects are included in Others.

(*3)	Shinahn wind power generation was excluded from the association due to the sale of its shares during the years period ended December 31, 2021.

(f)	For the years ended December 31, 2019, 2020 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	2019		2020	2021
Short-term benefits	￦	119,658	109,546	111,900
Long-term benefits		13,562	15,288	18,115
Retirement benefits		21,231	16,238	22,239

	￦	154,451	141,072	152,254

F-12
5

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

(b)	Details of guarantees
1) Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2021 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	237,100	—	—
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	184,938	140,000,000	165,969
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	142,260	100,000,001	118,550
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	195,672	5,021,000,001	178,597
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	165,715	139,784,000	165,715
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,150,300,000	2,549,186	1,426,992,234	1,691,699
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	146,527,500	173,708	131,874,750	156,338

F-12
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	213,390	180,000,000	213,390
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	53,517,404	63,445	32,717,404	38,786
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	13,041	11,000,000	13,041
	PT. Bio Inti Agrindo	BTPN and others	IDR	2,057,400,000,000	170,970	2,057,400,000,000	170,970
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	17,371	14,652,750	17,371
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans	USD	50,000,000	59,275	9,053,769	10,733
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL JAPAN Corp.					8,692,517	10,305
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	32,009	27,000,000	32,009
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	42,678	36,000,000	42,678
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	30,704	25,900,000	30,704
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,778	600,000	711
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	18,020	4,800,000	5,690
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	16,582	13,986,947	16,582
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	77,002,839	91,287	77,002,839	91,287
[Associates and joint ventures]
POSCO HOLDINGS INC.	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	497,911	368,324,800	436,651
		BNDES	BRL	464,060,000	98,743	464,060,000	98,743
	LLP POSUK Titanium	SMBC	USD	13,500,000	16,004	13,500,000	16,004
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	61,748	46,000,000	61,748

F-12
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	9,751	7,000,000	8,299
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Chun-cheon Energy Co., Ltd.	Kookmin Bank	KRW	149,200	149,200	145,900	145,900
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	25,865	1,724,349	2,044
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,720,802	1,720,802	707,054	707,054
POSCO ICT	Busan Sanseong Tunnel	Hana Bank and others	KRW	7,618	7,618	6,391	6,391
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	14,665,087	12,596	14,665,095	12,596
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,648	80,000,000,000	6,648
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	482,882,773	7,692	482,882,773	7,692

			USD	3,881,914,622	4,602,018	2,770,606,360	3,284,556
			KRW	1,877,620	1,877,620	859,345	859,345
			IDR	2,137,400,000,000	177,618	2,137,400,000,000	177,618
			INR	482,882,773	7,692	482,882,773	7,692
			THB	5,501,000,000	195,672	5,021,000,001	178,597
			EUR	46,000,000	61,748	46,000,000	61,748
			AUD	14,665,087	12,596	14,665,095	12,596
			BRL	464,060,000	98,743	464,060,000	98,743

F-12
8

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2) Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of December 31, 2021 are as follows:

(in millions of Won)			Agreed Amount			Executed amount
Provider	Recipient	Lender	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	JB CLARK HILLS	HSBC and others	USD	51,000,000	60,461	35,500,000	42,085
[Associates and joint ventures]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	620,000	620,000	537,000	537,000
	POHANG E&E Co.,LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	54,903	54,903
	UITrans LRT Co., Ltd	Kookmin Bank and others	KRW	200,632	200,632	184,416	184,416
	Western Inland Highway CO., LTD.	Nonghyup Bank and others	KRW	672,496	672,496	8,820	8,820
	Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway Co., Ltd)	Lotte Insurance Co., Ltd and others	KRW	276,033	276,033	39,649	39,649
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Pureun Tongyeong Enviro Co., Ltd	KDB Bank and others	KRW	22,714	22,714	14,067	14,067
	Pure Gimpo Co., Ltd.	KDB Bank and others	KRW	44,740	44,740	29,153	29,153
	Clean Iksan Co., Ltd.	SAMSUNG FIRE & MARINE INSURANCE	KRW	44,054	44,054	28,198	28,198
POSCO ICT	UITrans LRT Co., Ltd	Kookmin Bank	KRW	38,147	38,147	38,147	38,147
	Western Inland Highway CO., LTD.	Kookmin Bank	KRW	47,348	47,348	600	600
	Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway Co., Ltd)	Woori Bank	KRW	24,920	24,920	1,308	1,308
[Others]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon-Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	3,117,808	3,117,808	1,554,052	1,554,052
POSCO ICT	Incheon-Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	166,678	166,678	85,687	85,687

(c)	Other commitments
Details of other commitments of the Company as of December 31, 2021 are as follows:

Description
POSCO HOLDINGS INC.
POSCO HOLDINGS INC. entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2021, 32 million tons of iron ore and 5 million tons of coal remained to be purchased under such long-term contracts.

POSCO HOLDINGS INC. entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of

F-12
9

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

Description

LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO HOLDINGS INC. has a long-term service contract for the transportation of raw material. As of December 31, 2021, there are 37 vessels under contract, and the average remaining contract period is about 9 years.

As of December 31, 2021, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2021, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO HOLDINGS INC. has deposited 2,980,162 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2021.

POSCO INTERNATIONAL Corporation
POSCO INTERNATIONAL Corporation operates a
ship-to-ship
business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of December 31, 2021, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdin
g
s II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

F-1
30

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

Description

POSCO ENGINEERING & CONSTRUCTION CO., LTD.
As of December 31, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,419 million provided by financial institutions and uses USD 758 million with Woori Bank and others.

As of December 31, 2021, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to
￦
1,383,070 million(limited to
￦
3,002,609 million). Fu
r
thermore, the Company provides agreements of construction completion (compensation for non-performance)
in connection with a number of implementation and union business projects.

POSCO ICT	As of December 31, 2021, in relation to contract enforcement, POSCO ICT is provided with a guarantee of
￦
147,108 million,
￦
26,464 million,
￦
305 million from Software credit union and Seoul guarantee insurance, Eng
i
neering credit union respectively.

(d)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC
In March 2019, NSC Investment and TGC(“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of December 31, 2021, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

F-1
3
1

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	Other litigations
As of December 31, 2021, litigations in progress that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO HOLDINGS INC.	36	KRW	140,410	140,410	Lawsuit on claim for employee right and others
POSCO INTERNATIONAL Corporation	1	BRL	72,774	15,485	Lawsuit on claim for payment for goods
	1	CAD	79,000	73,518	Lawsuit on claim for damages
	2	CNY	21,605	4,024	Lawsuit on claim for damages and others(*1)
	2	INR	4,469,396	71,197	Lawsuit on claim for payment on guarantees and others(*1)
	9	KRW	26,235	26,235	Litigation for confirmation of deposit bond and others
	6	USD	73,511	87,148	Lawsuit on claim for damages and others(*1)
	1	PKR	124,775	830	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	98	KRW	397,711	397,711	Lawsuit on claim for damages and others(*1)
POSCO ICT	1	BRL	7,586	1,614	Lawsuit on claim for damage(*1)
	8	KRW	5,637	5,637	Lawsuit on claim for damages and others(*1)
POSCO A&C	10	KRW	13,097	13,097	Lawsuit on claim for payment on construction and others(*1)
POSCO America Corporation	1	USD	—	—	Lawsuit on claim for labor
POSCO ENERGY CO., LTD.	4	KRW	14,357	14,357	Lawsuit on claim for damages and others
	2	USD	400,000	474,200	Lawsuit on claim for damages and others
POSCO E&C CHINA CO., LTD.	4	CNY	31,051	5,784	Lawsuit over contract dispute and others(*1)
POSCO O&M Co., Ltd.	4	KRW	2,256	2,256	Lawsuit on claim for damages and others
POSCO ENGINEERING (THAILAND) CO., LTD.	1	THB	160,929	5,724	Lawsuit on claim for payment on construction
eNtoB Corporation	2	KRW	133	133	Lawsuit on claim for damages
POSCO E&C Vietnam Co., Ltd.	1	USD	211	250	Lawsuit on claim for payment on construction
POSCO SOUTH EAST ASIA PTE. LTD	2	USD	15,900	18,849	Lawsuit over contract dispute
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	4	TRY	232	21	Lawsuit over industrial accidents and others(*1)
Brazil Sao Paulo Steel Processing Center	4	BRL	3,844	818	Lawsuit on claim for labor and others

F-13
2

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	89	BRL	194,834	41,457	Lawsuit on claim for payment on construction and others(*1)
POSCO ASSAN TST STEEL INDUSTRY	1	USD	180	214	Lawsuit on compensation(*1)
POSCO TMC INDIA PRIVATE LIMITED	2	INR	—	—	Lawsuit on claim for employee laid-off and others
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	867	Lawsuit on claim for damages
POSCO-India Pune Processing Center. Pvt. Ltd.	1	INR	2,197,800	35,011	Lawsuit over contract dispute
POSCO CHEMCAL CO., LTD	1	KRW	15,383	15,383	Calculation of stock purchase value
POSCO M-TECH	2	KRW	70	70	Lawsuit on claim for damages and others
POSCO Engineering and Construction India Private Limited	2	INR	493,968	7,869	Lawsuit on claim for payment and others
POSCO INTERNATIONAL AMERICA Corp.	1	USD	2,500	2,964	Lawsuit on claim for damages
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	1	KRW	3,305	3,305	Lawsuit on claim for payment
POSCO Thainox Public Company Limited	1	THB	3,000	107	Lawsuit on invalidation of a check
POSCO MOBILITY SOLUTION (formerly, POSCO SPS CORPORATION)	2	KRW	300	300	Lawsuit on claim for damages and others
POSCO INTERNATIONAL VIETNAM CO., LTD.	1	VND	579,407	30	Lawsuit over contract dispute
QINGDAO POHANG STAINLESS STEEL CO., LTD.	5	CNY	56,194	10,467	Lawsuit over contract dispute and others
POSCO(Yantai) Automotive Processing Center Co., Ltd	2	CNY	313	58	Lawsuit on claim for labor and others
POSCO INTERNATIONAL (CHINA) CO., LTD	1	CNY	12,350	2,300	Lawsuit over contract dispute
POSCO(Dalian) IT Center Development Co., Ltd.	1	CNY	54	10	Lawsuit on claim for damages

(*1)
The Company made a reliable estimate in 71 lawsuits by considering the possibility and amount of expected outflow of resources and recognized
￦
61,911 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 202
1
 for the matters.

F-13
3

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(e)	Other contingent circumstances
Other major contingencies for the Company as of December 31, 202
1
 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of December 31, 2021, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 23 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 36 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ￦9,241,211 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of December 31, 2021, POSCO ICT has provided 8 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

39.	Additional Information of Statement of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2019, 2020 and 2021 were as follows:

(in millions of Won)	2019		2020	2021
Trade accounts and notes receivable	￦	286,121	818,857	(1,492,664)
Other receivables		(163,234)	210,630	(441,412)
Inventories		1,136,819	1,443,931	(6,346,717)
Other current assets		42,337	51,750	(210,614)
Other non-current assets		(30,010)	(92,068)	(246,066)
Trade accounts and notes payable		(732,741)	594,414	1,401,942
Other payables		2,762	(78,997)	170,209
Other current liabilities		(173,762)	101,027	241,998
Provisions		(75,514)	(81,988)	(154,471)
Payments of severance benefits		(152,275)	(225,293)	(253,207)
Plan assets		(217,953)	(94,121)	(186,548)
Other non-current liabilities		(36,595)	207,766	473,240

	￦	(114,045)	2,855,908	(7,044,310)

F-13
4

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2020 and 2021 were as follows:

1)	December 31, 2020

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	5,486,333	14,955,280	3,105	675,470	15,524
Changes from financing cash flows		35,525	766,330	(675,684)	(217,312)	4,096
Changes arising from obtaining or losing control of subsidiaries or other business		—	—	—	—	—
The effect of changes in foreign exchange rates		(327,463)	(432,082)	—	(29,728)	—
Changes in fair values		—	—	—	—	159,368

Other changes:
Decrease in retained earnings		—	—	607,411	—	—
Decrease in non-controlling interest		—	—	67,871	—	—
Interest expense		—	13,684	—	10	—
Increase in lease assets		—	—	—	311,235	—

Ending	￦	5,194,395	15,303,212	2,703	739,675	178,988

2)	December 31, 2021

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	5,194,395	15,303,212	2,703	739,675	178,988
Changes from financing cash flows		(329,897)	639,414	(1,327,414)	(281,288)	(11,338)
Changes arising from obtaining or losing control of subsidiaries or other business		—	41,359	—	—	—
The effect of changes in foreign exchange rates		245,926	689,078	—	57,814	—
Changes in fair values		—	(54,057)	—	—	(59,668)

Other changes:
Decrease in retained earnings		—	—	1,259,272	—	—
Decrease in non-controlling interest		—	—	69,485	—	—
Interest expense		—	11,786	—	22	—
Increase in lease assets		—	—	—	261,791	—

Ending	￦	5,110,424	16,630,792	4,046	778,014	107,982

40.	Operating Segments and Geographic Information

(a)
The Company’s operating segments are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such

F-13
5

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

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

(b)	Information about reportable segments as of and for the years ended December 31, 2019, 2020 and 2021 were as follows:

1)	As of and for the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	32,078,453	22,157,131	6,944,629	3,186,635	64,366,848
Internal revenues		17,729,990	15,467,687	743,376	2,796,306	36,737,359
Including inter segment revenue		12,184,743	8,130,503	686,881	2,638,449	23,640,576
Total revenues		49,808,443	37,624,818	7,688,005	5,982,941	101,104,207
Interest income		211,715	41,739	118,102	28,036	399,592
Interest expenses		(529,743)	(183,129)	(77,005)	(81,778)	(871,655)
Depreciation and amortization		(2,892,901)	(276,817)	(29,266)	(226,693)	(3,425,677)
Impairment loss on property, plant and equipment and others		(497,583)	(131,914)	(1,490)	(3,758)	(634,745)
Share of loss of equity-accounted investees, net		(865,769)	(76,038)	(85,628)	—	(1,027,435)
Income tax expense		(725,448)	(119,044)	(86,106)	(105,171)	(1,035,769)
Segment profit		585,948	165,348	27,789	544,961	1,324,046
Segment assets		71,153,809	14,482,538	7,653,637	9,212,225	102,502,209
Investment in subsidiaries, associates and joint ventures		15,650,654	1,409,764	527,418	1,062,215	18,650,051
Acquisition of non-current assets		2,275,103	192,805	30,563	404,963	2,903,434
Segment liabilities		21,101,474	10,184,521	4,584,423	4,454,502	40,324,920

F-13
6

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

2)	As of and for the year ended December 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	28,892,877	19,345,222	6,576,170	2,978,527	57,792,796
Internal revenues		15,365,443	12,946,803	1,033,821	2,609,941	31,956,008
Including inter segment revenue		10,545,577	6,413,835	965,409	2,442,961	20,367,782
Total revenues		44,258,320	32,292,025	7,609,991	5,588,468	89,748,804
Interest income		233,833	44,528	103,974	22,607	404,942
Interest expenses		(467,767)	(127,800)	(60,768)	(69,152)	(725,487)
Depreciation and amortization		(3,040,316)	(313,134)	(71,144)	(236,763)	(3,661,357)
Impairment loss on property, plant and equipment and others		(37,623)	(8,226)	(32,184)	(224)	(78,257)
Share of loss of equity-accounted investees, net		(409,889)	(116,074)	(65,409)	(17,631)	(609,003)
Income tax expense		(77,682)	(92,589)	(57,178)	(72,929)	(300,378)
Segment profit		711,883	157,152	150,021	293,513	1,312,569
Segment assets		71,105,618	13,152,462	7,658,130	9,356,528	101,272,738
Investment in subsidiaries, associates and joint ventures		15,425,607	1,958,333	603,752	907,645	18,895,337
Acquisition of non-current assets		2,819,217	180,005	36,385	451,158	3,486,765
Segment liabilities		20,976,864	8,804,555	4,260,003	4,896,040	38,937,462

3)	As of and for the year ended December 31, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	41,093,405	25,065,608	6,398,366	3,774,966	76,332,345
Internal revenues		22,455,511	20,224,841	1,014,148	3,012,917	46,707,417
Including inter segment revenue		14,940,813	10,653,742	940,408	2,800,594	29,335,557
Total revenues		63,548,916	45,290,449	7,412,514	6,787,883	123,039,762
Interest income		179,841	30,265	72,830	35,305	318,241
Interest expenses		(313,769)	(100,419)	(39,134)	(61,152)	(514,474)
Depreciation and amortization		(3,000,179)	(343,489)	(69,777)	(271,898)	(3,685,343)
Impairment loss on property, plant and equipment and others		(249,645)	(66,157)	(10)	(36,774)	(352,586)
Share of loss of equity-accounted investees, net		(261,363)	(70,321)	(45,778)	(11,874)	(389,336)
Income tax expense		(2,045,079)	(101,622)	(116,799)	(66,927)	(2,330,427)
Segment profit		6,587,903	324,888	164,276	360,883	7,437,950
Segment assets		80,953,507	16,373,409	8,136,549	11,923,740	117,387,205
Investment in subsidiaries, associates and joint ventures		16,567,555	2,066,688	538,484	1,195,600	20,368,327
Acquisition of non-current assets		2,194,346	478,278	10,233	928,947	3,611,804
Segment liabilities		25,714,577	11,049,017	4,451,055	5,379,210	46,593,859

F-13
7

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2019		2020	2021
Total revenue for reportable segments	￦	101,104,207	89,748,804	123,039,762
Elimination of inter-segment revenue		(36,737,359)	(31,956,008)	(46,707,417)
Basis difference(*2)		418,861	(326,118)	(323,144)

	￦	64,785,709	57,466,678	76,009,201

2)	Profit

(in millions of Won)	2019		2020	2021
Total profit for reportable segments	￦	1,324,046	1,312,569	7,437,950
Goodwill and corporate FV adjustments		(80,218)	(74,685)	(62,500)
Elimination of inter-segment profit (loss)		738,809	550,268	(179,560)
Income tax expense		1,070,641	236,934	2,220,183
Basis difference(*2)		73,256	(52,322)	(26,264)

Profit before income tax expense	￦	3,126,534	1,972,764	9,389,809

3)	Assets

(in millions of Won)	2020		2021
Total assets for reportable segments(* 1)	￦	101,272,738	117,387,205
Equity-accounted investees		(14,697,612)	(15,532,200)
Goodwill and corporate FV adjustments		2,518,590	2,411,729
Elimination of inter-segment assets		(10,006,743)	(12,795,120)
Basis difference(* 2)		596,703	827,276

	￦	79,683,676	92,298,890

(*1)
As segment assets and liabilities are determined based on separate financial statements, the carrying amount of assets of subsidiaries, which are in a different segment from that of their immediate parent company, in the sep
a
rate financial statements the immediate parent company is eliminated upon consolidation. In addition, the amount of investment in associates and joint ventures are adjusted from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4)	Liabilities

(in millions of Won)	2020		2021
Total liabilities for reportable segments	￦	38,937,462	46,593,859
Corporate FV adjustments		263,490	236,833
Elimination of inter-segment liabilities		(7,788,571)	(10,164,021)
Basis difference(*2)		667,772	918,253

	￦	32,080,153	37,584,924

F-13
8

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

5)	Other significant items

a)	December 31, 2019

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	399,592	—	(47,208)	—	352,384
Interest expenses		(871,655)	806	115,138	—	(755,711)
Depreciation and amortization		(3,425,677)	(109,941)	74,503	—	(3,461,115)
Share of profit of equity-accounted investees, net		(1,027,435)	—	1,301,176	—	273,741
Income tax expense		(1,035,769)	28,917	(63,789)	(17,728)	(1,088,369)
Impairment loss on property, plant and equipment and others		(634,745)	—	(70,011)	—	(704,756)

	￦	(6,595,689)	(80,218)	1,309,809	(17,728)	(5,383,826)

b)	December 31, 2020

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	404,942	—	(32,768)	—	372,174
Interest expenses		(725,487)	806	85,884	—	(638,797)
Depreciation and amortization		(3,661,357)	(102,385)	142,002	—	(3,621,740)
Share of profit of equity-accounted investees, net		(609,003)	—	742,300	—	133,297
Income tax expense		(300,378)	27,655	35,789	12,662	(224,272)
Impairment loss on property, plant and equipment and others		(78,257)	(761)	(150,828)	—	(229,846)

	￦	(4,969,540)	(74,685)	822,379	12,662	(4,209,184)

c)	December 31, 2021

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	318,241	—	(25,998)	—	292,243
Interest expenses		(514,474)	605	74,043	—	(439,826)
Depreciation and amortization		(3,685,343)	(88,927)	194,824	—	(3,579,446)
Share of profit of equity-accounted investees, net		(389,336)	—	1,038,905	—	649,569
Income tax expense		(2,330,427)	25,719	84,525	6,356	(2,213,827)
Impairment loss on property, plant and equipment and others		(352,586)	—	(183,262)	—	(535,848)

	￦	(6,953,925)	(62,603)	1,183,037	6,356	(5,827,135)

F-13
9

POSCO HOLDINGS INC. (formerly, POSCO) and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2020 and 2021

(*2)
Basis difference is related to the differences in recorded revenue and expenses for development and sale of certain residential real estates between the report reviewed by the
m
anagement and the consolidated financial statements.

(d)	Revenue by geographic area for the years ended December 31, 2019, 2020 and 2021 was as follows:

(in millions of Won)	2019		2020	2021
Domestic	￦	40,890,972	36,806,651	49,732,699
Japan		2,202,075	1,788,839	2,200,855
China		7,165,271	7,238,063	7,146,695
Asia-other		8,976,593	7,897,041	11,425,513
North America		1,711,859	1,308,943	2,083,309
Others		3,420,078	2,753,259	3,743,274

		64,366,848	57,792,796	76,332,345
Basis difference		418,861	(326,118)	(323,144)

	￦	64,785,709	57,466,678	76,009,201

The information on geography, segment revenue is presented based on the geographical location of customers.

(e)	Non-current assets by geographic area as of December 31, 2020 and 2021 are as follows:

(in millions of Won)	2020		2021
Domestic	￦	27,652,233	27,806,262
Japan		168,269	155,556
China		1,245,181	1,175,593
Asia-other		4,284,480	4,198,982
North America		275,245	313,356
Others		1,218,946	1,199,335

	￦	34,844,354	34,849,084

Non-current
assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of the consolidated revenue.

41.	Events after the Reporting Period

Pursuant to Board of Directors meeting resolution on December 10, 2021 and approval in the Extraordinary General Meeting of the Shareholders on January 28, 2022, POSCO decided to, by way of a vertical spin-off, transform to a holding company under the new name of POSCO HOLDINGS INC.. The purpose of the spin-off is to establish corporate governance to seek long-term balanced growth of the group business es
. The effective date of vertical spin-off was March 1, 2022.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO HOLDINGS INC.
(Registrant)

/s/ Choi, Jeong-Woo
Name:	Choi, Jeong-Woo
Title:	Chief Executive Officer and Representative Director
Date:	April 28, 2022

Exhibit Index

1.1	—	Articles of incorporation of POSCO HOLDINGS INC. (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*	Filed previously
(P)	Paper filing