Form 20-F
period 2022-12-31
POSCO HOLDINGS INC.
filed 2023-04-28
CIK 889132

As filed with the Securities and Exchange Commission on April 28, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
None
As of December 31, 2022, there were 75,849,177 shares of common stock, par value Won 5,000 per share, outstanding
(not including 8,722,053 shares of common stock held by the company as treasury shares)
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
Yes
☒

No
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
    Yes
☐

No
☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
    Yes
☐

No
☒
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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	Citibank, N.A.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Commercial Code”	Commercial Code of the Republic of Korea.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO HOLDINGS INC.

“deposit agreement”	Deposit Agreement, dated as of July 19, 2013, among POSCO (currently named POSCO HOLDINGS INC.), the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder.

“U.S. dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.

“Government”	The government of the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“IASB”	International Accounting Standards Board.

“IFRS”	International Financial Reporting Standards.

“Korea”	The Republic of Korea.

“K-IFRS”	Korean International Financial Reporting Standards.

“Pohang Works”	Pohang Steel Works.

“POSCO Group”	POSCO HOLDINGS INC. and its consolidated subsidiaries.

“Renminbi”	The currency of the People’s Republic of China.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“We”	POSCO HOLDINGS INC. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires. Accordingly, in the context of discussing our steel operations, “we” refers to the steel-producing operations of the subsidiaries of POSCO Holdings, including POSCO, POSCO (Zhang-jiagang), PT. Krakatau POSCO and POSCO YAMATO VINA.

“Won” or “￦”	The currency of the Republic of Korea.

“Yen”	The currency of Japan.

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

Our business is affected by highly cyclical market demand for our products and services. In particular, POSCO and our other subsidiaries that engage in steel production activities are affected by market demand from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the ongoing global pandemic of a new strain of coronavirus (“COVID-19”) that began in late 2019, and beginning in the second half of 2021, rapid increases in interest rates globally to combat inflation, have materially and adversely affected the global economy and financial markets starting in early 2020. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Such developments have also been caused by, and continue to be exacerbated by, among other things, the invasion of Ukraine by Russia in February 2022 that has destabilized the global energy sector, difficulties faced by several banks in the United States and Europe in recent months, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, as well as a deterioration in economic and trade relations between the United States and its major trading partners, particularly China. See “— Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.”

An actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products. In the case of a prolonged decrease in demand, we may need to rationalize our production capacity and reduce fixed costs, and we will likely face pressure to reduce prices of our products. From time to time, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. In particular, the global recession exacerbated by the COVID-19 pandemic and the resulting decline in demand for steel products have adversely affected the overall sales volume of our principal steel products produced by us and directly sold to external customers in 2020 compared to 2019 as well as our sales prices. While the sales volume of our principal steel products as well as their prices have recovered in recent years, the overall impact of the ongoing COVID-19 pandemic and its impact on the global steel industry remain uncertain. We increased our production of crude steel from 40.6 million tons in 2020 to 43.0 million tons in 2021 but decreased such production to 37.9 million tons in 2022 due to weaker demand beginning in the second half of 2022. The weighted average unit sales price for our semi-finished and finished steel products produced by us and directly sold to external customers increased from Won 898,008 per ton in 2020 to Won 1,225,209 per ton in 2021, reflecting a rebound in global market conditions in 2021 following a weak 2020 that was adversely impacted by the COVID-19 pandemic. Such weighted average unit sales price further increased from Won 1,225,209 per ton in 2021 to Won 1,435,642 per ton in 2022, reflecting continuation of strong market conditions in the first half of 2022 in part due to global steel supply chain concerns caused by Russia’s invasion of Ukraine, which market conditions weakened beginning in the second half of 2022 reflecting a decrease in global demand for steel products, as well as depreciation of the Won against the U.S. dollar in 2022 that increased our export prices in Won terms during 2022. General increases in the prices of key raw materials in recent years have also contributed to increases in the prices of our steel products during 2021 and 2022.

Such weakening demand and a general oversupply in the market have negatively impacted our results of operations for 2022. Although our revenue increased by 11.8%, or Won 8,994 billion, from Won 76,009 billion in 2021 to Won 85,004 billion in 2022, our profit decreased by 50.0%, or Won 3,590 billion, from Won 7,176 billion in 2021 to Won 3,586 billion in 2022. Our results of operations in 2022 were also negatively impacted by flooding of some of the Pohang Works’ facilities caused by Typhoon Hinnamnor in September 2022, causing disruptions to our downstream production activities, which adversely impacted our sales. In addition, the flood damage has caused us to incur significant expenses, although we expect a substantial portion will be covered by insurance. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.”

We expect fluctuation in demand for our steel products and trading services to continue to prevail at least in the near future. We may decide to further adjust our future crude steel production or our sales prices on an ongoing basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. In addition, economic downturns in the Korean and global economies could result in market conditions characterized by weaker demand for steel products from a number of industries as well as falling prices for export and import products and reduced trade levels. Deterioration of market conditions may result in changes in assumptions underlying the carrying value of certain assets, which in turn could result in impairment of such assets, including intangible assets such as goodwill. Our ability to reduce expenditures for production facilities and research and development during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and sales volume, our margins will suffer and our business, financial condition and results of operations may be materially and adversely affected.

We operate in the highly competitive steel, trading, construction and energy industries, and our failure to successfully compete would adversely affect our market position and business.

Steel Segment. Our subsidiaries that produce steel products, including POSCO, our wholly-owned subsidiary, operate in the highly competitive steel industry and face intense global competition. China is the largest steel-producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In recent years, a slowdown in domestic demand for steel products in China resulting from slowed economic growth as well as the impact from the COVID-19 pandemic, combined with an expansion in steel production capacity, led to production over-capacity in the Chinese steel industry, which in turn led the Chinese government to pursue aggressive consolidation in the Chinese steel industry that has resulted in fewer but larger steel manufacturers that are able to compete more effectively in the global steel industry. Competition from such global steel manufacturers with expanded production capacity as well as competitors from emerging markets, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue in the future. POSCO’s larger competitors may use their resources, which may be greater than POSCO’s, against POSCO in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry which in turn has resulted in downward pressure on global steel prices. Such production over-capacity in the global steel industry was exacerbated in 2020 due to a decrease in demand caused by the COVID-19 pandemic. Although demand for steel products recovered in 2021 and the first half of 2022, such demand has weakened starting in the second half of 2022. Production over-capacity in the global steel industry may further intensify if the global economy slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

•	reduce export prices in U.S. dollar terms of our principal products, which in turn may lead to decreases in our sales prices in Korea as well;

•	increase competition in the Korean market as foreign producers seek to export steel products to Korea as other markets experience a slowdown;

•	negatively affect demand for our products abroad and our ability to expand export sales; and

•	affect our ability to increase steel production in general.

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

Trading Segment of the Green Infrastructure Business. POSCO International Corporation (“POSCO International”), our consolidated subsidiary, competes principally with other Korean general trading companies that are affiliated with major domestic business groups, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was historically limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense.

The overseas trading markets in which POSCO International operates are also highly competitive. POSCO International’s principal competitors in overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO International’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO International, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on our business, results of operations or financial condition. We recognized impairment of goodwill of Won 189 billion in 2020, Won 185 billion in 2021 and Won 338 billion in 2022 as a result of a decrease in value-in-use of POSCO International.

Construction Segment of the Green Infrastructure Business. POSCO Engineering & Construction Co., Ltd. (“POSCO E&C”), our consolidated subsidiary, operates in the highly competitive construction industry. Competition is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. Intense competition among construction companies may result in, among other things, a decrease in the price POSCO E&C can charge for its services, difficulty in winning bids for construction projects, an increase in construction costs and difficulty in obtaining high-quality contractors and qualified employees.

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

Energy and Other Segment of the Green Infrastructure Business. On January 1, 2023, POSCO Energy Corporation (“POSCO Energy”), Korea’s largest domestic private power utility company and a provider of alternative environmentally-friendly energy solutions, merged into POSCO International. POSCO International’s power generation business competes principally with private-sector power generation companies in Korea that are affiliated with major domestic business groups, including SK E&S and GS EPS. POSCO DX Co., Ltd. (“POSCO DX” and previously named POSCO ICT Co., Ltd.) competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS, LG CNS and SK Inc. C&C.

Green Materials and Energy Segment. In the energy materials market, POSCO Future M Co., Ltd. (“POSCO Future M” and previously named POSCO Chemical Co., Ltd.) competes with other global leading manufacturers of cathode and anode materials, including LG Chemical Co., Ltd. and Ecopro BM Co., Ltd. In its other markets, POSCO Future M competes principally with Chosun Refractories ENG Co., Ltd. and Korea Refractories Co, Ltd.

Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.

We are a holding company incorporated in Korea, and a substantial portion of our subsidiaries’ operations and assets are located in Korea. Korea is our most important market, and our customers located in Korea accounted for 40.7% of our revenue, prior to basis difference adjustments related to the difference in recognizing revenue and expenses of the Construction Segment of our Green Infrastructure Business, in 2022. Domestic demand for steel products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO International are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are largely dependent on the overall Korean economy. In the past, the economic indicators in Korea have shown mixed signs of growth and uncertainty. In 2020, the overall Korean economy and the economies of Korea’s major trading partners deteriorated due to the debilitating effects of the COVID-19 pandemic but showed signs of recovery starting in 2021. However, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the COVID-19 pandemic, and beginning in the second half of 2021, rapid increases in interest rates globally to combat inflation, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy could adversely affect our business, financial condition and results of operations and the market price of our ADSs.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the global COVID-19 pandemic;

•

hostilities or, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken and may take in the future) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deteriorating economic and trade relations between the United States and China and increased uncertainties in the global financial markets and industry;

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

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

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

We rely on export sales for a significant portion of our total sales. In particular, the Steel Segment’s export sales and overseas sales to customers abroad accounted for 59.3% of the Steel Segment’s total revenue in 2022. The Steel Segment’s export sales to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 58.9% of the Steel Segment’s total export sales revenue in 2022, and we expect our sales to these countries to remain important in the future. In particular, the Steel Segment’s export sales to China accounted for 24.9% of the Steel Segment’s total export sales revenue in 2022. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan), or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

Economic weakness in Asia may also adversely affect our sales to the Korean companies that export to the region, especially companies in the construction, shipbuilding, automotive, electrical appliances and downstream steel processing industries. Weaker demand in these countries, combined with an increase in global production capacity, may also reduce export prices in U.S. dollar terms of our principal products sold to customers in Asia. For a discussion of production over-capacity in the global steel industry, see “— We operate in the highly competitive steel, trading, construction and energy industries, and our failure to successfully compete would adversely affect our market position and business.” We attempt to maintain and expand our export sales to generate foreign currency receipts to cover our foreign currency purchases and debt service requirements. Consequently, any decrease in our export sales could also increase our foreign exchange risks.

Depreciation of the value of the Won against the U.S. dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of the ADSs.

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2022, 59.3% of the Steel Segment’s total revenue was from overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in U.S. dollars; and

•	foreign exchange translation losses on foreign currency denominated liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in U.S. dollar, Yen and Renminbi terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in U.S. dollars and to a lesser extent in Yen and Renminbi.

The overall net impact from fluctuations of the Won against major currencies is difficult to estimate and varies from year to year. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO International’s exposure to fluctuations in exchange rates, including the Won/U.S. dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in U.S. dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO International and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future.

Fluctuations in the exchange rate between the Won and the U.S. dollar will also affect the U.S. dollar equivalent of the Won price of the shares of our common stock on the KRX Korea Composite Stock Price Index (the “KOSPI”) Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

We are dependent on imported raw materials, and significant increases in market prices of essential raw materials could adversely affect our margins and profits.

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 49 million dry metric tons of iron ore and 26 million wet metric tons of coal in 2022. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Mozambique. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$109 in 2020, US$160 in 2021 and US$120 in 2022. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$124 in 2020, US$226 in 2021 and US$364 in 2022. Such increase in the price of coal in 2022 was in large part attributable to sanctions imposed on Russia, a large exporter of coal, following its invasion of Ukraine in February 2022.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2022, 66 million tons of iron ore and 4 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, severe health epidemics or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. For example, Typhoon Hinnamnor, a powerful tropical cyclone that landed in South Gyungsang Province, Korea on September 5, 2022, caused substantial flooding and property damage in cities located near the coastline, including Pohang. The typhoon caused electricity blackouts and flooded some of the Pohang Works’ facilities located adjacent to Youngil Bay on the southeastern coast of Korea, causing disruptions to our downstream production activities, which adversely impacted our sales following the flood. In 2022, we recognized Won 790 billion in expenses related to decrease in our production level following the flood such as unallocated production overheads as part of our depreciation, Won 380 billion in flood damage restoration expenses and Won 95 billion in impairment of inventories and raw materials, all of which were recognized as part of our cost of sales. In addition, we recognized impairment loss of Won 207 billion related to damaged assets from such flooding in 2022, substantially all of which was covered by our insurance policies. By December 2022, we normalized operations at many of the facilities impacted by the flood, but we expect to continue repair activities at certain of our facilities in 2023.

A number of suppliers of our raw materials and customers of our products are also located in countries that have historically suffered natural calamities from time to time, such as Australia, China and Japan, as well as Korea. Any occurrence of such natural calamities in countries where our suppliers are located may lead to shortages or delays in the supply of raw materials. In addition, natural calamities in areas where our customers are located, including China, Southeast Asia, Japan, Europe, North America and Korea, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products.

Furthermore, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has spread globally, has materially and adversely affected the global economy and financial markets in recent years. In light of Government recommendations for social distancing, we have periodically implemented remote work arrangements for a portion of our workforce, particularly for employees in areas severely impacted by the pandemic, minimized business travel and assisted our employees with quarantine measures.

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

•

disruption in the normal operations of our business resulting from contraction of COVID-19 by our employees or quarantine measures imposed by governments, which may necessitate our employees to be quarantined and/or our manufacturing facilities or offices to be temporarily shut down;

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

We conduct steel, international trading, construction and energy operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our production operations internationally by carefully seeking out investment opportunities in regions that we believe offer promising growth prospects. We may enter into additional joint ventures with foreign companies that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us.

In other situations, we may decide to establish manufacturing facilities by ourselves instead of relying on partners. The demand and market acceptance for our products produced abroad are subject to a high level of uncertainty and are substantially dependent upon global market conditions. We cannot assure you that our international expansion plan will be profitable or that we can recoup the costs related to such investments.

Expansion of our operations abroad requires management attention and resources. In addition, we face additional risks associated with our expansion outside Korea, including:

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

The normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions and equipment failures, as well as natural disasters. For example, we experienced significant losses related to flooding caused by Typhoon Hinnamnor in September 2022. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” As with other industrial companies, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing property damage as well as personal injuries or death. We are also exposed to risks associated with product liability claims in the event that the use of the products we sell results in injury. We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice. However, we may not have adequate resources to satisfy a judgment in excess of our insurance coverage in the event of a successful claim against us. Any occurrence of accidents or other events affecting our operations could result in potentially significant monetary damages, diversion of resources, production disruption and delay in delivery of our products, which may have a material adverse effect on our business, financial condition and results of operations.

Further increases in, or new impositions of, anti-dumping, safeguard or countervailing duty proceedings may have an adverse impact on our export sales.

Our subsidiaries engage in global operations, and we are involved in trade remedy proceedings in markets worldwide, including in the United States. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in the aggregate have not had a material adverse impact on our business and operations in recent years. However, there can be no assurance that increases in, or new impositions of, anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs on our exports of products abroad may not have a material adverse impact on our exports in the future.

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

The Korean electric power industry is heavily regulated by the Government, whose policies may have a material adverse impact on POSCO International’s power generation business.

The Korean electric power industry is heavily regulated by the Government, which seeks to ensure balanced overall electricity supply and demand in Korea at affordable rates to end users while taking into consideration various other factors, including economic conditions, national standard of living, long-term energy supply and demand plans and seasonality. To achieve such objectives, the

Government has, from time to time, adopted various policy initiatives to foster efficiency in the Korean electric power industry, and has also adopted policy measures that affect electricity tariff rates in order to ease the burden on certain consumers. In addition, these policy initiatives have not always been fully implemented as originally planned and in some cases have been amended or replaced by new initiatives, among others, due to economic or policy considerations or a change in administration. No assurance can be provided that such policies, as well as changes therein, will not have a material adverse effect on POSCO International’s power generation business, results of operations or financial condition.

Cyclical fluctuations based on macroeconomic factors may adversely affect POSCO E&C’s business and performance.

We engage in engineering and construction activities through POSCO E&C. The Construction Segment of our Green Infrastructure Business is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The overall prospects for Korean construction companies in 2022 and beyond remain uncertain, and a prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.

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

We became a holding company on March 2, 2022, and one of our principal strategies is to take advantage of our holding company structure to invest in promising businesses. In part to prepare for the eventual maturation of the Korean steel market, we have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, as well as entering into new businesses not related to our steel operations such as production of cathode and anode materials for rechargeable batteries, development and production of natural resources (particularly for lithium and nickel used in production of rechargeable batteries), hydrogen-related businesses, energy solutions (particularly liquefied natural gas (“LNG”) trading), innovative architectural works and infrastructure projects, and agricultural trading. From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. The implementation of this strategy may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails certain risks, including the possibility that we may face significant competition from other holding companies and operating companies in particular segments. If our strategy does not succeed, we may incur losses on our investments and our results of operations and financial condition may suffer.

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

The plaintiffs in actions relating to infringement of intellectual property rights typically seek injunctions and substantial damages. Although patent and other intellectual property disputes are often settled through licensing or similar arrangements, there can be no assurance that such licenses can be obtained on acceptable terms or at all. Accordingly, regardless of the scope or validity of disputed patents or the merits of any patent infringement claims by potential or actual litigants, we may have to engage in protracted litigation. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings could subject us to pay substantial damages to third parties, require us to seek licenses from third parties and pay ongoing royalties or redesign certain products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of technologies in certain jurisdictions. The occurrence of any of the foregoing could have a material adverse effect on our reputation, business, financial condition and results of operations.

Labor laws and a recent Supreme Court decision on contract-based workers dispatched by third-party contractors could restrict flexibility in our labor management and result in an increase in our labor-related costs.

In July 2022, the Supreme Court of Korea held that 59 workers employed by our third-party contractors and dispatched to our production facilities who brought a claim under the Dispatched Worker Protection Act (“DWPA”) of Korea were in a direct employment relationship with us. The DWPA limits the maximum period that a worker may be dispatched to a company to two years. Under the DWPA, worker dispatch exceeding such period may result in a company’s obligation to directly hire such dispatched workers in certain situations, including where such workers were directly supervised by the company rather than the third-party contractor. Pursuant to such judgment, we hired 55 of such workers that met our working age criteria as our full-time direct employees. In October 2022, all 59 original plaintiffs collectively filed a complaint at the Gwangju District Court claiming an aggregate amount of Won 3.0 billion as unpaid wages for the three-year period that they should have been recognized as our full-time direct employees. The lawsuit is still in progress, and we intend to vigorously defend against such lawsuit.

In addition to the decision rendered by the Supreme Court in July 2022, fourteen lawsuits brought by a total of approximately 3,233 workers employed by our third-party contractors who worked at our production facilities related to such workers’ employment status with us remain pending as of January 19, 2023. Many of these cases also seek unpaid wages for the period they claim should have been recognized as our full-time direct employees. Twelve of such fourteen lawsuits remain pending at the district courts. With respect to one of the two remaining lawsuits, which involves eight workers, the district court ruled in our favor but the appellate court ruled against us. We appealed the decision in February 2022, which remains pending at the Supreme Court. With respect to the other remaining lawsuit, which involves 215 workers, both the district court and the appellate court ruled against us. We appealed the appellate court’s decision in February 2022, which remains pending at the Supreme Court. We intend to vigorously defend against such lawsuits.

We cannot provide any assurance that there will not be additional lawsuits related to the employment status of workers employed by our third-party contractors who worked at our production facilities, and we have not made any provisions related to any of the pending proceedings. The application of the applicable labor law will be based on the specific facts of the cases, and the general applicability of the July 2022 Supreme Court ruling cannot be determined with certainty at this time. However, if similar judgments were to be rendered against us, they could restrict our ability to manage our labor force flexibly and significantly increase our labor-related costs, which in turn may have a material adverse effect on our results of operations.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. Starting in 2022, North Korea has increased the frequency of its ballistic missile tests, including intercontinental ballistic missiles. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong

Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

We engage in activities relating to countries targeted by United States, European Union and United Kingdom economic sanctions.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” enforces certain laws and regulations (“U.S. Sanctions”) that impose prohibitions or restrictions on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with or involving certain countries, governments, entities and individuals that are the subject of U.S. Sanctions, including countries and territories subject to a comprehensive embargo (currently the Crimea, Donetsk and Luhansk regions of Ukraine, Cuba, Iran, North Korea and Syria), as well as parties that are subject to, or majority owned by one or more parties subject to, so-called blocking sanctions. U.S. persons are also generally prohibited from facilitating such activities or transactions. Similarly, the European Union enforces certain laws and regulations (“E.U. Sanctions”) that impose restrictions on nationals of E.U. member states, persons located within E.U. member states, entities incorporated or constituted under the law of an E.U. member state, or business conducted in whole or in part in E.U. member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of E.U. Sanctions. E.U. persons are also generally prohibited from activities that promote such activities or transactions. The United Kingdom also enforces certain laws and regulations (“UK Sanctions”) that impose restrictions upon UK persons with respect to activities or transactions with parties that are the subject of UK Sanctions. In light of recent international developments, particularly the ongoing war in Ukraine, the

United States, European Union, United Kingdom and other jurisdictions have imposed enhanced sanctions targeting Russia.

We and our subsidiaries engage in limited business activities in Russia, the Crimea region of Ukraine and Iran. In particular, we produce and export, typically through our sales subsidiaries, steel products to such countries, including steel materials. In addition, we purchase raw materials from non-Russian third parties that are sourced from mines in Russia. We believe that such activities do not involve any U.S. goods or services and otherwise do not implicate or violate U.S., E.U. or UK Sanctions. To our knowledge, none of our business in Russia involves parties subject to U.S. blocking sanctions. Our activities in Russia, the Crimea region of Ukraine and Iran together accounted for approximately 0.17% of our consolidated revenues in 2020, 0.18% in 2021 and 0.05% in 2022.

POSCO Steeleon Co., Ltd. (“POSCO Steeleon”), a subsidiary of POSCO, also holds a 70% interest in Myanmar POSCO C&C Co., Ltd. (“Myanmar POSCO C&C”), a joint venture with Myanmar Economic Holdings Public Company Limited (“MEHL”) that engages in the production and sale of coated steel roofing sheets in Myanmar. On March 25, 2021, MEHL was designated for U.S. blocking sanctions by OFAC. The U.S. blocking sanctions that apply to MEHL do not extend to Myanmar POSCO C&C, POSCO Steeleon or POSCO. The sales of Myanmar POSCO C&C accounted for approximately 0.05% of our consolidated revenues in 2020, 0.02% in 2021 and 0.02% in 2022. POSCO Steeleon is reassessing the future of this joint venture.

POSCO International holds a 51.0% interest in a gas field project in Myanmar. Myanma Oil and Gas Enterprise (“MOGE”) holds a 15.0% interest in the project and the remaining interests are held by non-sanctioned persons. On February 21, 2022, MOGE was designated for E.U. Sanctions, and certain managers of MOGE have also been subsequently designated for U.S. blocking sanctions. Such sanctions do not extend to POSCO International, POSCO or, to our knowledge, the gas field project. Our revenue recognized from the gas field project accounted for approximately 0.71% of our consolidated revenue in 2020, 0.59% in 2021 and 1.10% in 2022.

We expect to continue to engage in business activities and make investments in countries or territories on which comprehensive U.S. Sanctions have been imposed, including Iran, and also plan to continue to engage in business in Russia. Although we believe that U.S., E.U. and UK Sanctions under their current terms are not applicable to our current activities, the relevant authorities may take a different view, our reputation may be adversely affected, and some of our investors may be required to divest their investments in us, including under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism, such as Iran. There can be no assurance that the foregoing will not occur, that sanctions regimes around the world will not change in a way that impacts our business, or that such occurrences will not have a material adverse effect on the value of our securities.

U.S. investors could be subject to adverse U.S. federal income tax consequences if we are treated as a passive foreign investment company (“PFIC”) for any taxable year during which they hold our common stock of ADSs.

We will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either (i) 75 percent or more of our gross income for the taxable year is passive income or (ii) at least 50 percent of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at the relevant time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common stock or ADSs. Accordingly, we could be classified as a

PFIC in the current or a future taxable year, and that possibility may be increased significantly by market volatility or a decline in the price of our common stock or ADSs.

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

Our legal and commercial name is POSCO HOLDINGS INC. Our principal executive offices are located at POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea 06194, and our telephone number is +82-2-3457-0114. The address of our English website is http://www.posco-inc.com.

The SEC maintains a website (http://www.sec.gov), which contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Item 4.B. Business Overview

The Company

We are a holding company, and we operate through our consolidated subsidiaries including POSCO, one of the largest steel producers in the world. We also engage in businesses that complement our steel manufacturing operations and also carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally. One of our principal strategies is to take advantage of our holding company structure to invest in promising businesses. We have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, as well as entering into new businesses not related to our steel operations.

We have six reportable operating segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•

Green Infrastructure Business. Our Green Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such segment is divided into three operations as follows:

Ø

Trading Segment. The Trading Segment of our Green Infrastructure Business consists primarily of the global trading activities and natural resources development activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as steel and other products from and to other suppliers and purchasers in Korea and overseas.

Ø

Construction Segment. The Construction Segment of our Green Infrastructure Business consists primarily of POSCO E&C’s planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas.

Ø

Energy and Other Segment. The Energy and Other Segment of our Green Infrastructure Business consists primarily of (i) the power generation business of POSCO International and (ii) the information technology and operational technology services of POSCO DX. On January 1, 2023, POSCO Energy, Korea’s largest domestic private power utility company and a provider of alternative environmentally-friendly energy solutions, merged into POSCO International.

•

Green Materials and Energy Segment. Our Green Materials and Energy Segment includes the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including anode and cathode materials for rechargeable batteries and other comprehensive materials such as lithium.

•

Others Segment. Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

The table below sets out our revenue by segment category for the periods indicated.

	For the Year Ended December 31,
	2020 (1)			2021 (1)			2022
Segments	Billions of Won		%	Billions of Won		%	Billions of Won		%
Steel Segment	￦	28,893	50.3%	￦	41,093	54.1%	￦	44,547	52.4%
Green Infrastructure Business:
Trading Segment		19,345	33.7		25,066	33.0		25,955	30.5
Construction Segment		6,576	11.4		6,398	8.4		7,668	9.0
Energy and Other Segment (2)		1,739	3.0		2,061	2.7		3,999	4.7
Green Materials and Energy Segment		772	1.3		1,242	1.6		2,452	2.9
Others Segment		467	0.8		472	0.6		129	0.2
Basis difference adjustments (3)		(326)	(0.6)		(323)	(0.4)		253	0.3

Total	￦	57,467	100.0%	￦	76,009	100.0%	￦	85,004	100.0%

(1)	Our operating segments were re-categorized in 2022, and we restated our reportable segment information for 2020 and 2021 to conform to the 2022 segment classifications.

(2)	Including POSCO Energy and POSCO DX. POSCO Energy merged into POSCO International on January 1, 2023.

(3)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment of our Green Infrastructure Business in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 to the Consolidated Financial Statements.

Steel Segment

POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We, through POSCO and our other steel-producing subsidiaries, produced approximately 37.9 million tons of crude steel and stainless steel in 2022, a significant majority of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2022, we had approximately 44.6 million tons of annual crude steel and stainless steel production capacity, including 40.7 million tons of production capacity in Korea. We believe Pohang Works and Gwangyang Works are two of the most technologically advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

POSCO M-Tech Co., Ltd., which is also included in the Steel Segment, produces aluminum deoxidizers used to remove excess oxygen during the steel manufacturing process to improve durability of steel products, and it also provides integrated steel product packing solutions for steel production facilities.

Korea is our most important market. Domestic sales accounted for 40.7% of the Steel Segment’s total revenue in 2022 and 42.6% in 2021. We believe that POSCO’s steel products constituted approximately 48.5% of the total sales volume of such steel products sold in Korea in 2022 and approximately 53% in 2021. The Steel Segment’s export sales and overseas sales to customers abroad accounted for 59.3% of the Steel Segment’s total revenue in 2022 and 57.4% in 2021. The Steel Segment’s major export market is Asia, with China accounting for 24.9%, Asia other than China and Japan accounting for 24.1%, and Japan accounting for 9.9% of the Steel Segment’s total steel export revenue in 2022, and China accounting for 30.6%, Asia other than China and Japan accounting for 21.9%, and Japan accounting for 10.0% of the Steel Segment’s total steel export revenue in 2021.

Major Products

We, through POSCO and our other steel-producing subsidiaries, manufacture and sell a broad line of steel products, including the following:

•	cold rolled products;

•	hot rolled products;

•	stainless steel products;

•	plates;

•	wire rods; and

•	silicon steel sheets.

The table below sets out our revenue of steel products produced by us and directly sold to external customers which are recognized as external revenue of the Steel Segment, by major steel product category for the periods indicated. Such amounts do not include steel products produced by us and sold to our consolidated sales subsidiaries (including POSCO International).

	For the Year Ended December 31,
	2020			2021			2022
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	8,539	29.6%	￦	11,607	28.2%	￦	12,781	28.7%
Stainless steel products		6,779	23.5		8,479	20.6		9,602	21.6
Hot rolled products		5,148	17.8		8,452	20.6		8,948	20.1
Plates		3,128	10.8		4,751	11.6		5,479	12.3
Wire rods		1,489	5.2		2,132	5.2		1,785	4.0
Silicon steel sheets		1,118	3.9		1,139	2.8		1,175	2.6

Sub-total		26,201	90.7		36,560	89.0		39,769	89.3

Others		2,692	9.3		4,533	11.0		4,778	10.7

Total	￦	28,893	100.0%	￦	41,093	100.0%	￦	44,547	100.0%

The table below sets out our sales volume of the principal categories of steel products produced by us and directly sold to external customers, which are recognized as external sales volume of the Steel Segment, by major steel product category for the periods indicated. Such amounts do not include steel products produced by us and sold to our sales consolidated subsidiaries (including POSCO International).

	For the Year Ended December 31,
	2020		2021		2022
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	10,341	35.4%	10,373	34.8%	10,191	36.8%
Hot rolled products	8,237	28.2	8,862	29.7	8,461	30.5
Plates	4,768	16.3	4,823	16.2	4,477	16.2
Stainless steel products	2,990	10.2	2,984	10.0	2,605	9.4
Wire rods	1,955	6.7	2,063	6.9	1,408	5.1
Silicon steel sheets	886	3.0	735	2.5	560	2.0

Total (1)	29,177	100.0%	29,840	100.0%	27,701	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 7,018 billion in 2020,

Won 7,840 billion in 2021 and Won 10,429 billion in 2022. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment of our Green Infrastructure Business.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 10,191 thousand tons in 2022, representing 36.8% of our total sales volume of principal steel products produced by us and directly sold to external customers. Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for cold rolled products of approximately 61% in 2022.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2,605 thousand tons in 2022, representing 9.4% of our total sales volume of principal steel products produced by us and directly sold to external customers. Stainless steel products constitute our fourth largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 9.4% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2022, they represented 21.6% of our total revenue from such steel products in 2022.

We believe POSCO had a domestic market share for stainless steel products of approximately 50% in 2022.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 8,461 thousand tons in 2022, representing 30.5% of our total sales volume of principal steel products produced by us and directly sold to external customers. Hot rolled products constitute our second largest product category in terms of sales volume and third largest product category in terms of revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for hot rolled products of approximately 57% in 2022.

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

Our deliveries of plates produced by us and directly sold to external customers amounted to 4,477 thousand tons in 2022, representing 16.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for plates of approximately 43% in 2022.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 1,408 thousand tons in 2022, representing 5.1% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for wire rods of approximately 45% in 2022.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators and rotating machines.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 560 thousand tons in 2022, representing 2.0% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for silicon steel sheets of approximately 74% in 2022.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 40.7% of the Steel Segment’s total revenue in 2022. The Steel Segment’s export sales and overseas sales to customers abroad represented 59.3% of the Steel Segment’s total revenue in 2022. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2020	2021	2022
POSCO’s sales (1)	51.0%	52.5%	48.5%
Other domestic steel companies’ sales	29.2	26.6	28.4
Imports	19.8	20.9	23.0

Total	100.0%	100.0%	100.0%

(1)

POSCO’s sales volume includes steel products produced by POSCO (but not by our other subsidiaries) and sold through our consolidated sales subsidiaries as well as steel products produced by POSCO (but not by our other subsidiaries) and directly sold to external customers.

Exports

The Steel Segment’s export sales and overseas sales to customers abroad represented 59.3% of the Steel Segment’s total revenue in 2022, 58.9% of which was generated from exports sales and overseas sales to customers in Asian countries. The Steel Segment’s export sales and overseas sales to customers abroad in terms of such revenue increased by 19.4% from Won 29,022 billion in 2021 to Won 34,653 billion in 2022.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by major product category for the periods indicated.

	For the Year Ended December 31,
	2020			2021			2022
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
China	￦	7,888	35.8%	￦	8,875	30.6%	￦	8,625	24.9%
Asia (other than China and Japan)		4,506	20.4		6,365	21.9		8,341	24.1
Europe		2,324	10.5		3,114	10.7		4,705	13.6
Japan		2,052	9.3		2,906	10.0		3,431	9.9
North America		1,315	6.0		2,173	7.5		2,667	7.7
Middle East		189	0.9		31	0.1		87	0.3
Others		3,782	17.1		5,558	19.2		6,797	19.6

Total	￦	22,056	100.0%	￦	29,022	100.0%	￦	34,653	100.0%

	For the Year Ended December 31,
	2020			2021			2022
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	8,011	36.3%	￦	10,664	36.7%	￦	12,771	36.9%
Stainless steel products		5,410	24.5		6,251	21.5		7,250	20.9
Hot rolled products		3,115	14.1		4,229	14.6		5,350	15.4
Plates		1,859	8.4		2,501	8.6		3,598	10.4
Silicon steel sheets		999	4.5		1,186	4.1		1,262	3.6
Wire rods		683	3.1		850	2.9		856	2.5
Others		1,979	9.0		3,341	11.5		3,567	10.3

Total	￦	22,056	100.0%	￦	29,022	100.0%	￦	34,653	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO International, and our overseas sales subsidiaries. Our largest export market in 2022 was China, which accounted for 24.9% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China decreased by 2.8% from Won 8,875 billion in 2021 to Won 8,625 billion in 2022 primarily reflecting a decrease in demand, in part caused by the Chinese government’s COVID-19-related policies.

Our second largest export market in 2022 was Asia (other than China and Japan), which accounted for 24.1% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) increased by 31.0% from Won 6,365 billion in 2021 to Won 8,341 billion in 2022 primarily due to an increase in demand for steel products used in automobile manufacturing in Southeast Asia.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

From time to time, our exporting activities have become subject to anti-dumping, safeguard and countervailing proceedings. As a steel producer with global sales and operations, we are involved in trade remedy proceedings in markets worldwide, including in the United States. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases have been limited in scope relative to our global sales and operations. We continue to carefully monitor developments with respect to trade remedy policy in all markets in which we participate and, where necessary, vigorously defend our rights through litigation before tribunals such as the U.S. Court of International Trade. Our products that are subject to anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in the aggregate have not had a material adverse impact on our business and operations in recent years.

Pricing Policy

We determine the pricing of our products based on market conditions, taking into consideration production outlook of the global steel industry and global economic conditions in general. In setting prices, we take into account our costs, including those of raw materials, supply and demand in the Korean market, exchange rates, and conditions in the international steel market. Our prices can fluctuate considerably over time, depending on market conditions and other factors. The prices of our higher value-added steel products in the largest markets are determined considering the prices of similar products charged by our competitors.

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2022, POSCO imported approximately 49 million dry metric tons of iron ore and 26 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Mozambique.

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

We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2022, we purchased approximately 41% of our iron ore imports and 14% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Canada, Brazil and New Caledonia. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$124 in 2020, US$226 in 2021 and US$364 in 2022. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$109 in 2020, US$160 in 2021 and US$120 in 2022. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Philippines and Guatemala. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$13,789 in 2020, US$18,448 in 2021 and US$25,605 in 2022.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies. Such contracts are performed by a fleet of dedicated vessels on a consecutive voyage basis with fully loaded cargo for each voyage. These vessels under long-term contracts transported approximately 63% of the total requirements in 2022, and the remaining approximately 37% was transported by vessels sourced through short- to medium-term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with energy-saving and eco-friendly technologies.

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

At this point, molten steel is made into semi-finished products such as slabs, blooms or billets at the continuous casting machine. Slabs, blooms and billets are produced at different standardized sizes and shapes. Slabs, blooms and billets are semi-finished lower-margin products that we either use to produce our further processed products or sell to other steelmakers that produce further processed steel products.

Slabs are processed to produce hot rolled coil products at hot strip mills or to produce plates at plate mills. Hot rolled coils are an intermediate-stage product that may either be sold to our customers as various finished products or be further processed by us or our customers into higher value-added products, such as cold rolled sheets and silicon steel sheets. Blooms and billets are processed into wire rods at wire rod mills.

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

China. We entered into an agreement with Sagang Group Co. to establish POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (“POSCO (Zhangjiagang)”), a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. POSCO HOLDINGS INC. has an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). POSCO (Zhangjiagang) commenced production of stainless cold rolled steel products in December 1998. In 2022, POSCO (Zhangjiagang) had an annual production capacity of 1,100 thousand tons of stainless steel products. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — POSCO (Zhangjiagang).”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. POSCO HOLDINGS INC. holds a 50.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. In 2022, PT. Krakatau POSCO had an annual production capacity of 3,000 thousand tons of slabs, plates and hot rolled coils. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We established POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (“POSCO YAMATO VINA” and formerly known as POSCO SS VINA JOINT STOCK COMPANY), a subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. POSCO holds a 51.0% interest in POSCO YAMATO VINA, and the plant became operational in June 2015. In 2022, POSCO YAMATO VINA had an annual production capacity of 550 thousand tons of shape steel and steel reinforcement products. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — POSCO YAMATO VINA.”

Competition

Domestic Market

POSCO is the largest fully integrated steel producer in Korea. In hot rolled products, where we believe POSCO had a market share of approximately 57% in 2022, we face competition from Hyundai Steel Co., Ltd. and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe POSCO had a market share of approximately 61% and 50%, respectively, in 2022, we compete with Hyundai Steel Co., Ltd., smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

The Government does not impose quotas on or provide subsidies to local steel producers. As a World Trade Organization signatory, Korea has also removed all steel tariffs.

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

Green Infrastructure Business

Trading Segment

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

POSCO International is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects. It also trades textiles, agricultural commodities and other goods. POSCO International’s sales consist of third-country trading sales, export trading sales and domestic trading sales. On January 1, 2023, POSCO Energy merged into POSCO International. See “— Energy and Other Segment — POSCO International.”

The following table sets forth a breakdown of POSCO International’s total consolidated sales by export sales, domestic sales and third-country trades for the periods indicated:

	For the Year Ended December 31,
Sales Category	2020			2021			2022
	(in billions of Won, except percentages)
Export trading sales	￦	6,825	31.8%	￦	10,715	31.6%	￦	14,143	37.2%
Domestic trading sales		3,181	14.8		5,546	16.3		5,632	14.8
Third-country trades		17,538	81.7		27,224	80.2		30,010	79.0

Total sales prior to consolidation adjustments		27,543	128.3		43,484	128.1		49,784	131.1

Consolidation adjustments		(6,071)	(28.3)		(9,543)	(28.1)		(11,806)	(31.1)

Total sales	￦	21,472	100.0%	￦	33,942	100.0%	￦	37,979	100.0%

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

In connection with its export and import transactions, POSCO International has accounts receivable and payable in a number of currencies, but principally in U.S. dollars. POSCO International’s exposure to fluctuations in exchange rates, including the Won/U.S. dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in U.S. dollars. Although the impact of exchange rate fluctuations is substantially mitigated by such strategies, POSCO International also periodically enters into derivative contracts, primarily currency forward contracts, to further hedge its foreign exchange risks.

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

Natural Resources Development Activities. POSCO International also invests in energy and mineral development projects throughout the world. In particular, POSCO International holds a 51.0% interest in a gas field project in Myanmar, where production of gas commenced in July 2013. POSCO International recognized revenues of approximately Won 605 billion in 2020, Won 449 billion in 2021 and Won 634 billion in 2022 from the Myanmar gas field project. Natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

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

Construction Segment

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

Energy and Other Segment

As part of our diversification efforts, we strive to identify business opportunities that supplement our steel, trading and construction operations, including power generation and LNG logistics through POSCO International and system integration services through POSCO DX.

POSCO International

In 2006, we acquired the largest domestic private power utility company that operates LNG combined cycle power generation facilities, and subsequently renamed it POSCO Energy. The company started its commercial operation in February 1972 as the first privately-owned power plant in Korea. Following the acquisition, POSCO Energy expanded its power generation capacity by constructing additional power plants in Korea and Southeast Asia. POSCO Energy’s total power generation capacity was approximately 3,414 megawatts as of December 31, 2022. On January 1, 2023, POSCO Energy merged into POSCO International.

POSCO International also operates an LNG receiving terminal with an aggregate capacity to process approximately 3.0 million tons of LNG annually in Gwangyang as of December 31, 2022. In addition, POSCO International participates in LNG trading, LNG tank rental services and LNG ship trial operations in order to achieve maximum operational efficiency of our LNG terminal.

POSCO International also engages in fuel cell facility installation and operation services, as well as selectively seeks opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

The following table sets forth a breakdown of POSCO Energy’s total consolidated sales (prior to its merger into POSCO International) by major business operations for the periods indicated:

	For the Year Ended December 31,
Business Operations	2020			2021			2022
	(in billions of Won, except percentages)
Power generation operations	￦	1,313	86.6%	￦	1,607	81.3%	￦	2,806	75.7%
Gas operations (including LNG terminal)		143	9.4		301	15.3		818	22.1
Fuel cell operations		50	3.3		54	2.7		47	1.3
Consolidation adjustments		11	0.7		13	0.7		37	1.0

Total sales	￦	1,517	100.0%	￦	1,976	100.0%	￦	3,707	100.0%

Competition. POSCO International’s power generation business competes principally with private-sector power generation companies in Korea that are affiliated with major domestic business groups, including SK E&S and GS EPS.

POSCO DX

POSCO DX provides a wide range of information technology and operational technology services. In particular, POSCO DX has expertise in providing services to address the evolving needs of manufacturing companies arising from the convergence of information technology and operational technology.

POSCO DX’s information technology services primarily consist of buildout and management of information technology infrastructure, including manufacturing execution systems, supply chain management systems, and enterprise resource planning systems. POSCO DX also serves as a managed service provider for the operation of cloud data centers on behalf of its clients, and provides other smart technology services including smart CCTV and smart home solutions.

POSCO DX’s operational technology services primarily relate to automation of factory equipment and manufacturing processes and provision of energy efficiency solutions. POSCO also provides system engineering services targeting specific areas of operational processes, including automation of logistical operations and buildout and management of pollutant monitoring systems and intelligent transportation systems.

In addition, POSCO DX has developed PosFrame, an information technology platform designed to enhance the overall operations of POSCO’s steel works. PosFrame enables POSCO to implement its production quality management and other smart factory solutions for the member companies of the POSCO Group located in Korea and abroad.

Competition. POSCO DX competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS, LG CNS and SK Inc. C&C.

Green Materials and Energy Segment

POSCO Future M

POSCO Future M manufactures anode and cathode materials, which are two of the main components of electric rechargeable batteries. POSCO Future M sells such materials primarily to Korea’s leading electric vehicle battery manufacturers such as LG Energy Solution, Samsung SDI and SK On.

POSCO Future M also manufactures quicklime and refractories used in steel manufacturing processes and other industrial applications as well as a wide range of chemical products such as coal tar and light oil. Quicklime is a widely used chemical component in a variety of industries. In the steel industry, a major use of quicklime is to remove impurities in the basic oxygen steelmaking process. Refractories are materials that are resistant to high temperature, used predominantly as furnace linings for elevated temperature materials processing and other applications in which thermomechanical properties are critical.

The following table sets forth a breakdown of POSCO Future M’s total consolidated sales by major product categories for the periods indicated:

	For the Year Ended December 31,
Products	2020			2021			2022
	(in billions of Won, except percentages)
Energy materials (including battery materials)	￦	533	34.0%	￦	852	42.8%	￦	1,938	58.7%
Quicklime and other chemical products		580	37.0		675	33.9		812	24.6
Refractories		453	28.9		463	23.2		552	16.7

Total sales	￦	1,566	100.0%	￦	1,990	100.0%	￦	3,302	100.0%

Competition. In the energy materials market, POSCO Future M competes with other global leading manufacturers of cathode and anode materials, including LG Chemical Co., Ltd. and Ecopro BM Co., Ltd. In its other markets, POSCO Future M competes principally with Chosun Refractories ENG Co., Ltd. and Korea Refractories Co, Ltd

Investments in Lithium Hydroxide and Lithium Carbonate Production Projects

Through investments made by POSCO HOLDINGS INC., we engage in natural resources development and production projects for lithium hydroxide and lithium carbonate, which are key materials for the production of cathode materials.

POSCO Argentina. In 2018, POSCO Argentina SAU (“POSCO Argentina”), a wholly owned subsidiary of POSCO HOLDINGS INC., acquired a salt lake located in Salta and Catamarca provinces of Argentina. POSCO Argentina is currently constructing a commercialization plant adjacent to the lake for the production of lithium hydroxide and lithium carbonate. The construction schedule and related costs of the project are as follows:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2022
		(In billions of Won)
Construction of salt water lithium commercialization plant — stage one	April 2024	1,064	810
Construction of salt water lithium commercialization plant — stage two	June 2025	1,209	1,209

Upon completion, the commercialization plant is expected to have an annual production capacity of 25 thousand tons of lithium hydroxide and 25 thousand tons of lithium carbonate.

POSCO Pilbara Lithium Solution. In 2018, we acquired a 2.74% stake in Pilbara Minerals Limited (“Pilbara Minerals”) and secured off-taking of spodumene mineral from the Pilgangoora Project, which is located 120 kilometers from Port Hedland in Western Australia’s resource-rich Pilbara region. POSCO Pilbara Lithium Solution Co., Ltd., a joint venture with Pilbara Minerals in which POSCO HOLDINGS INC. holds a 82% interest, is currently constructing a commercialization plant in Yulchon industrial complex in Gwangyang for the production of lithium hydroxide. The construction schedule and related costs of the project are as follows,

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2022
		(In billions of Won)
Construction of lithium ore commercialization plant	February 2024	919	711

Upon completion, the commercialization plant is expected to have an annual production capacity of 43 thousand tons of lithium hydroxide.

Others Segment

Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

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

Item 4.C.  Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2022:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO	Korea	100.0%
POSCO International Corporation (1)	Korea	62.9%
POSCO Engineering & Construction Co., Ltd	Korea	52.8%
POSCO Energy Corporation (1)	Korea	100.0%
POSCO DX Co, Ltd.	Korea	65.4%
POSCO Future M Co., Ltd.	Korea	59.8%
POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (2)	China	82.5%

(1)	POSCO Energy merged into POSCO international on January 1, 2023.

(2)	POSCO HOLDINGS INC. holds a 58.6% interest and POSCO-China holds a 23.9% interest.

Item 4.D.  Property, Plants and Equipment

Overview

Our consolidated subsidiaries operate various production facilities in Korea and abroad. We may increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”

We are vigorous in our efforts to engage in environmentally responsible management of, and to protect the environment from damage resulting from, our operations. Our levels of pollution control are higher than those mandated by Government standards. We established an online environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. We also undergo periodic environmental inspections by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of our environmental management plan. We also operate a certification program targeting our suppliers and outsourcing partners, pursuant to which they are encouraged to establish environmental management systems of their own. In December 2020, we announced our plan to work towards carbon neutrality by 2050.

Steel Segment

POSCO’s principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang in the southwestern region of Korea. POSCO also maintains and operate production properties abroad, including plants operated by PT. Krakatau POSCO in Indonesia and POSCO YAMATO VINA in Vietnam. POSCO (Zhangjiagang), our consolidated subsidiary, also operates production properties in Zhangjiagang, China for the production of stainless steel products. For a discussion of such operations, see “Item 4. Information on the Company — Item 4.B. Business Overview — Subsidiaries and Joint Ventures.”

Green Infrastructure Business

POSCO International’s principal properties are LNG combined cycle power generation facilities located in Incheon and LNG terminal facilities located in Gwangyang. Such facilities were previously operated by POSCO Energy, which merged into POSCO International on January 1, 2023.

Green Materials and Energy Segment

POSCO Future M’s principal properties are (i) plants for the production of cathode materials located in Gwangyang, Pohang, Gumi, Quebec, Canada and Tongxiang, China, (ii) plants for the production of anode materials located in Sejong and Pohang, (iii) plants for the production of quicklime located in Gwangyang, Pohang and Banten, Indonesia, and (iv) plants for the production of refractories located in Pohang and Jiangsu Province, China.

Steel Production Facilities in Korea

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

Gwangyang Works

Construction of Gwangyang Works began in 1985 and ended in 1992. Gwangyang Works specializes in high-volume production of a limited number of steel products. Products manufactured at Gwangyang Works include both hot and cold rolled types.

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

Capacity Utilization Rates

The following table sets out the aggregate capacity utilization rates of Pohang Works and Gwangyang Works for the periods indicated.

	As of or for the Year Ended December 31,
	2020	2021	2022
Crude steel and stainless steel production capacity for the year (million tons per year)	40.68	40.68	40.68
Actual crude steel and stainless steel output (million tons)	35.94	38.26	34.22
Capacity utilization rate (%) (1)	88.3%	94.1%	84.1%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Steel Production Facilities Abroad

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2020	2021	2022
Crude steel production capacity for the year (million tons per year)	3.00	3.00	3.00
Actual crude steel output (million tons)	3.10	3.14	3.03
Capacity utilization rate (%) (1)	103.3%	104.5%	101.0%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO (Zhangjiagang)

The following table sets out POSCO (Zhangjiagang)’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2020	2021	2022
Crude steel and stainless steel production capacity for the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	0.99	0.99	1.10
Capacity utilization rate (%) (1)	89.9%	89.9%	99.6%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

POSCO YAMATO VINA

The following table sets out POSCO YAMATO VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2020	2021	2022
Crude steel production capacity for the year (million tons per year)	0.55	0.55	0.55
Actual crude steel output (million tons)	0.55	0.58	0.40
Capacity utilization rate (%) (1)	100.8%	104.9%	72.2%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

Overview

We are a holding company, and we operate through our consolidated subsidiaries including POSCO, one of the largest steel producers in the world. We also engage in businesses that complement our steel manufacturing operations and also carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally. One of our principal strategies is to take advantage of our holding company structure to invest in promising businesses. We have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, as well as entering into new businesses not related to our steel operations.

We have six reportable operating segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•

Green Infrastructure Business. Our Green Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such segment is divided into three operations as follows:

➢

Trading Segment. The Trading Segment of our Green Infrastructure Business consists primarily of the global trading activities and natural resources development activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as steel and other products from and to other suppliers and purchasers in Korea and overseas.

➢

Construction Segment. The Construction Segment of our Green Infrastructure Business consists primarily of POSCO E&C’s planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas.

➢

Energy and Other Segment. The Energy and Other Segment of our Green Infrastructure Business consists primarily of (i) the power generation business of POSCO International and (ii) the information technology and operational technology services of POSCO DX. On January 1, 2023, POSCO Energy, Korea’s largest domestic private power utility company and a provider of alternative environmentally-friendly energy solutions, merged into POSCO International.

•

Green Materials and Energy Segment. Our Green Materials and Energy Segment includes the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including anode and cathode materials for rechargeable batteries and other comprehensive materials such as lithium.

•

Others Segment. Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

One of the major factors contributing to our historical performance has been the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information — Item 3.D. Risk Factors — Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.” A number of other factors have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These factors include:

•	our sales volume, unit prices and product mix for steel products;

•	costs and production efficiency; and

•	exchange rate fluctuations.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Prices and Product Mix for Steel Products

In recent years, our net sales have been affected by the following factors relating to our steel business:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market;

•	price levels; and

•	our ability to improve our product mix.

Domestic demand for our products is affected by the condition of major steel-consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general.

In 2021, the unit sales price in Won for each of our principal product lines of steel products increased compared to 2020, reflecting generally strong global market conditions in 2021. The weighted average unit price for our principal product lines of steel products increased by 36.4% from 2020 to 2021, which impact was offset in part by the appreciation in the average value of the Won against the U.S. dollar in 2021 that decreased our export prices in Won terms. The average exchange rate of the Won against the U.S. dollar, as announced by Seoul Money Brokerage Services, Ltd., appreciated from Won 1,180.1 to US$1.00 in 2020 to Won 1,144.4 to US$1.00 in 2021.

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

In 2022, the unit sales price in Won for each of our principal product lines of steel products increased compared to 2021, reflecting continuation of strong market conditions in the first half of 2022 in part due to global steel supply chain concerns caused by Russia’s invasion of Ukraine, which market conditions weakened beginning in the second half of 2022 reflecting a decrease in global demand for steel products, as well as depreciation of the Won against the U.S. dollar in 2022 that increased our export prices in Won terms during 2022. However, weaker demand beginning in the second half of 2022 has adversely impacted steel prices. General increases in the prices of key raw materials in recent years have also contributed to increases in the prices of our steel products during 2021 and 2022. The weighted average unit price for our principal product lines of steel products increased by 17.2% from 2021 to 2022, which impact was enhanced by the depreciation in the average value of the Won against the U.S. dollar in 2022 compared to 2021 that increased our export prices in Won terms. The average exchange rate of the Won against the U.S. dollar, as announced by Seoul Money Brokerage Services, Ltd., depreciated from an average of Won 1,144.4 to US$1.00 in 2021 to an average of Won 1,292.0 to US$1.00 in 2022.

The unit sales price of silicon steel sheets, which accounted for 2.0% of total sales volume of such products, increased by 35.4% in 2022 compared to 2021. The unit sales price of stainless steel products, which accounted for 9.4% of total sales volume of such products, increased by 29.7% in 2022 compared to 2021. The unit sales price of plates, which accounted for 16.2% of total sales volume of such products, increased by 24.2% in 2022 compared to 2021. The unit sales price of wire rods, which accounted for 5.1% of total sales volume of such products, increased by 22.6% in 2022 compared to 2021. The unit sales price of cold rolled products, which accounted for 36.8% of total sales volume of such products, increased by 12.1% in 2022 compared to 2021. The unit sales price of hot rolled products, which accounted for 30.5% of total sales volume of the principal steel products, increased by 10.9% in 2022 compared to 2021.

The table below sets out the average unit sales prices for our semi-finished and finished steel products produced by us and directly sold to external customers for the periods indicated.

	For the Year Ended December 31,
Products	2020		2021		2022
	(In thousands of Won per ton)
Cold rolled products	￦	826	￦	1,118	￦	1,254
Hot rolled products		625		954		1,058
Stainless steel products		2,267		2,842		3,686
Plates		656		985		1,224
Wire rods		762		1,033		1,267
Silicon steel sheets		1,262		1,550		2,099

Average (1)	￦	898	￦	1,225	￦	1,436

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

	For the Year Ended December 31,
	2020	2021	2022
	(Percentage of net sales)
Cost of sales	91.9%	84.4%	91.0%
Selling and administrative expenses	4.0	3.5	3.3
Gross margin	8.1	15.6	9.0
Operating profit margin	3.6	11.5	5.1

Our operating profit margin increased from 3.6% in 2020 to 11.5% in 2021 but decreased to 5.1% in 2022 as discussed below.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
Crude steel and stainless steel production capacity (million tons per year)	45.3	45.3	45.3
POSCO	40.7	40.7	40.7
PT. Krakatau POSCO	3.0	3.0	3.0
POSCO (Zhangjiagang).	1.1	1.1	1.1
POSCO YAMATO VINA	0.6	0.6	0.6
Actual crude steel and stainless steel output (million tons)	40.6	43.0	38.8
POSCO	35.9	38.3	34.2
PT. Krakatau POSCO	3.1	3.1	3.0
POSCO (Zhangjiagang).	1.0	1.0	1.0
POSCO YAMATO VINA	0.6	0.6	0.4
Capacity utilization rate (%)	89.5%	94.8%	85.5%
POSCO	88.3%	94.1%	84.1%
PT. Krakatau POSCO	103.3%	104.5%	101.0%
POSCO (Zhangjiagang).	89.9%	89.9%	99.6%
POSCO YAMATO VINA	100.8%	104.9%	72.2%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2022, 59.3% of the Steel Segment’s total revenue was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in U.S. dollars; and

•	foreign exchange translation losses on foreign currency denominated liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in U.S. dollar, Yen and Renminbi terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in U.S. dollars and to a lesser extent in Yen and Renminbi.

The overall net impact from fluctuations of the Won against major currencies is difficult to estimate and varies from year to year. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO International’s exposure to fluctuations in exchange rates, including the Won/U.S. dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in U.S. dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO International and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks. However, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future.

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

K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. In addition, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS.

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2020, 2021 and 2022 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2020		2021		2022
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	￦	2,054	￦	8,775	￦	4,342
Additions:
Loss on disposals of investments in subsidiaries, associates and joint ventures		15		13		12
Loss on disposals of property, plant and equipment		142		96		111
Impairment loss on property, plant and equipment		27		312		213
Impairment loss on intangible assets		198		224		371
Loss on valuation of firm commitment		93		112		156
Idle tangible asset expenses		19		24		18
Increase to provisions		31		38		89
Donations		46		101		81
Others		75		108		73

		646		1,027		1,124
Deductions:
Gain on disposals of assets held for sale		(1)		(60)		(55)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(89)		(86)		(14)
Gain on disposals of property, plant and equipment		(16)		(12)		(19)
Gain on valuation of firm commitment		(108)		(169)		(182)
Reversal of other provisions		(5)		(34)		(5)
Premium income		(25)		(38)		(238)
Others		(159)		(178)		(80)

		(402)		(578)		(592)

Revenue recognition related to development and sale of real estate		326		323		395
Cost of sales recognition related to development and sale of real estate		(274)		(297)		200

Operating profit under K-IFRS	￦	2,403	￦	9,238	￦	4,850

Net profit under IFRS as issued by the IASB	￦	1,748	￦	7,176	￦	3,586
Adjustments related to development and sale of real estate:
Revenue		326		323		(253)
Cost of sales		(274)		(297)		220
Income tax		(13)		(6)		8

Net profit under K-IFRS	￦	1,788	￦	7,196	￦	3,560

Operating Results – 2021 Compared to 2022

The following table presents our statement of comprehensive income information and changes therein for 2021 and 2022.

					Changes
	For the Year Ended December 31,				2021 versus 2022
	2021		2022		Amount		%
	(In billions of Won)
Revenue	￦	76,009	￦	85,004	￦	8,994	11.8%
Cost of sales		64,154		77,321		13,167	20.5

Gross profit		11,855		7,682		(4,172)	(35.2)
Selling and administrative expenses:
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable		40		25		(15)	(38.3)
Other administrative expenses		2,210		2,480		270	12.2
Selling expenses		393		294		(99)	(25.1)
Other operating income and expenses:
Impairment loss (reversal of impairment loss) on other receivables		(13)		10		23	N.A. (1)
Other operating income		578		592		14	2.4
Other operating expenses		1,027		1,124		96	9.4

Operating profit		8,775		4,342		(4,434)	(50.5)
Share of profit of equity-accounted investees, net		650		676		27	4.1
Finance income		2,730		4,834		2,104	77.1
Finance costs		2,765		5,804		3,039	109.9

Profit before income tax		9,390		4,047		(5,342)	(56.9)
Income tax expense		2,214		462		(1,752)	(79.2)

Profit		7,176		3,586		(3,590)	(50.0)
Profit for the period attributable to owners of the controlling company		6,607		3,158		(3,449)	(52.2)
Profit for the period attributable to non-controlling interests		569		428		(141)	(24.7)

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2021 and 2022.

					Changes
	For the Year Ended December 31,				2021 versus 2022
	2021		2022		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	41,093	￦	44,547	￦	3,454	8.4%
Internal revenue		22,456		26,103		3,647	16.2

Sub-total		63,549		70,650		7,101	11.2

Green Infrastructure Business — Trading Segment
External revenue		25,066		25,955		890	3.6
Internal revenue		20,225		23,634		3,409	16.9

Sub-total		45,290		49,590		4,299	9.5

Green Infrastructure Business — Construction Segment
External revenue		6,398		7,668		1,269	19.8
Internal revenue		1,014		1,218		204	20.1

Sub-total		7,413		8,885		1,473	19.9

Green Infrastructure Business — Energy and Other Segment
External revenue		2,061		3,999		1,938	94.0
Internal revenue		855		3,427		2,572	300.8

Sub-total		2,916		7,426		4,509	154.6

Green Materials and Energy Segment
External revenue		1,242		2,452		1,210	97.4
Internal revenue		847		937		90	10.6

Sub-total		2,089		3,389		1,300	62.2

Others Segment:
External revenue		472		129		(342)	(72.6)
Internal revenue		1,311		1,040		(271)	(20.6)

Sub-total		1,782		1,170		(613)	(34.4)

Total revenue prior to consolidation adjustments		123,040		141,109		18,069	14.7

Consolidation adjustments		(46,707)		(56,358)		(9,651)	20.7
Basis difference adjustments (1)		(323)		253		577	N.A. (2)

Revenue	￦	76,009	￦	85,004		8,994	11.8

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our revenue increased by 11.8%, or Won 8,994 billion, from Won 76,009 billion in 2021 to Won 85,004 billion in 2022 primarily due to increases in external revenues of the Steel Segment, the Energy and Other Segment of the Green Infrastructure Business, the Construction Segment of the Green Infrastructure Business, the Green Materials and Energy Segment and the Trading Segment

of the Green Infrastructure Business, the impact of which was in small part offset by a decrease in external revenue of the Others Segment. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 8.4%, or Won 3,454 billion, from Won 41,093 billion in 2021 to Won 44,547 billion in 2022 primarily due to an increase in the average unit sales price per ton of our principal steel products, which was offset in part by a decrease in the sales volume of our principal steel products. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers increased by 17.2% from Won 1,225,209 per ton in 2021 to Won 1,435,642 per ton in 2022, reflecting continuation of strong market conditions in the first half of 2022 in part due to global steel supply chain concerns caused by Russia’s invasion of Ukraine, which market conditions weakened beginning in the second half of 2022 reflecting a decrease in global demand for steel products, as well as depreciation of the Won against the U.S. dollar in 2022 that increased our export prices in Won terms during 2022. General increases in the prices of key raw materials in recent years have also contributed to increases in the prices of our steel products during 2021 and 2022. On the other hand, the overall sales volume of our principal steel products decreased by 7.2%, from 29.8 million tons in 2021 to 27.7 million tons in 2022, reflecting a decrease in demand in the second half of 2022. Such factors were principally attributable to the following:

•

The unit sales prices in Won of each of our principal product lines increased from 2021 to 2022. The unit sales prices in Won of silicon steel sheets, stainless steel products, plates, wire rods, cold rolled products and hot rolled products increased by 35.4%, 29.7%, 24.2%, 22.6%, 12.1% and 10.9%, respectively, from 2021 to 2022. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of each of our principal product lines decreased from 2021 to 2022. The sales volume of wire rods, silicon steel sheets, stainless steel products, plates, hot rolled products and cold rolled products decreased by 31.7%, 23.8%, 12.7%, 7.2%, 4.5% and 1.8%, respectively, from 2021 to 2022. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, increased by 11.2%, or Won 7,101 billion, from Won 63,549 billion in 2021 to Won 70,650 billion in 2022 as internal revenue from inter-company transactions increased by 16.2%, or Won 3,647 billion, from Won 22,456 billion in 2021 to Won 26,103 billion in 2022 primarily due to an increase in the sale prices of steel products sold through trading subsidiaries, particularly POSCO International.

Trading Segment of the Green Infrastructure Business. External revenue from the Trading Segment of the Green Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 3.6%, or Won 890 billion, from Won 25,066 billion in 2021 to Won 25,955 billion in 2022 primarily due to increases in the prices of steel products traded by POSCO International and depreciation of the Won against the U.S. dollar in 2022 that increased our export prices in Won terms during 2022, the impact of which was offset in part by decreases in the sales volume of steel products traded by POSCO International.

Total revenue from the Trading Segment of the Green Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 9.5%, or Won 4,299 billion, from Won 45,290 billion in 2021 to Won 49,590 billion in 2022 as internal revenue from inter-company transactions increased by 16.9% or Won 3,409 billion, from Won 20,225 billion in 2021 to Won 23,634 billion in 2022 primarily due to increases in prices of steel products and raw materials traded as inter-company transactions.

Construction Segment of the Green Infrastructure Business. External revenue from the Construction Segment of the Green Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, increased by 19.8%, or Won 1,269 billion, from Won 6,398 billion in 2021 to Won 7,668 billion in 2022 primarily due to increases in external revenues from plant construction projects and infrastructure projects, impact from which was partially offset by a decrease in external revenue from architectural works projects.

Total revenue from the Construction Segment of the Green Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 19.9%, or Won 1,473 billion, from Won 7,413 billion in 2021 to Won 8,885 billion in 2022 as internal revenue from inter-company transactions increased by 20.1%, or Won 204 billion, from Won 1,014 billion in 2021 to Won 1,218 billion in 2022. Such increase in internal revenue reflected an increase in the construction activities for member companies of the POSCO Group from 2021 to 2022.

Energy and Other Segment of the Green Infrastructure Business. External revenue from the Energy and Other Segment of the Green Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 94.0%, or Won 1,938 billion, from Won 2,061 billion in 2021 to Won 3,999 billion in 2022, primarily due to an increase in revenue of POSCO Energy. Such revenue increased from 2021 to 2022 primarily due to an increase in the average unit price of electricity reflecting an increase in the price of LNG in 2022, as well as an increase in the volume of electricity sold.

Total revenue from the Energy and Other Segment of the Green Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 154.6%, or Won 4,509 billion, from Won 2,916 billion in 2021 to Won 7,426 billion in 2022 as internal revenue from inter-company transactions increased by 300.8%, or Won 2,572 billion, from Won 855 billion in 2021 to Won 3,427 billion in 2022 primarily due to an increase in POSCO Energy’s revenue from sales of electricity to member companies of the POSCO group from 2021 to 2022.

Green Materials and Energy Segment. External revenue from the Green Materials and Energy Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 97.4%, or Won 1,210 billion, from Won 1,242 billion in 2021 to Won 2,452 billion in 2022, primarily due to an increase in sales of anode and cathode materials used, among others, in the production of electric batteries.

Total revenue from the Green Materials and Energy Segment, which includes internal revenue from inter-company transactions, increased by 62.2%, or Won 1,300 billion, from Won 2,089 billion in 2021 to Won 3,389 billion in 2022 as internal revenue from inter-company transactions increased by 10.6%, or Won 90 billion, from Won 847 billion in 2021 to Won 937 billion in 2022 primarily due to an increase in POSCO Future M’s revenue from sales of cathode materials to member companies of the POSCO group from 2021 to 2022.

Others Segment. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 72.6%, or Won 342 billion, from Won 472 billion in 2021 to Won 129 billion in 2022, primarily due to a decrease in revenue from miscellaneous services, including purchasing and packaging services.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, decreased by 34.4%, or Won 613 billion, from Won 1,782 billion in 2021 to Won 1,170 billion in 2022 as internal revenue from inter-company transactions decreased by 20.6%, or Won 271 billion, from Won 1,311 billion in 2021 to Won 1,040 billion in 2022 primarily due a decrease in revenue from miscellaneous services, including purchasing and packaging services, to member companies of the POSCO Group from 2021 to 2022.

Cost of Sales

Our cost of sales increased by 20.5%, or Won 13,167 billion, from Won 64,154 billion in 2021 to Won 77,321 billion in 2022 primarily due to (i) increases in the average prices in Won terms of some of our key raw materials for POSCO and POSCO E&C, the impact of which was partially offset by a decrease in the production volume of finished steel products sold by us, (ii) increases in the prices of items traded by POSCO International, particularly steel products, (iii) an increase in the cost of sales of POSCO Energy reflecting an increase in the global price of LNG and (iv) an increase in the cost of sales of POSCO Future M reflecting an increase in the volume of raw materials for the production and sales of anode and cathode materials used, among others, in the production of electric batteries. The depreciation of the Won against the U.S. dollar, which increased the price of our imported raw materials in Won terms, also contributed to the increase in our cost of sales. With respect to the principal raw materials for our steel products, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) increased from US$226 in 2021 to US$364 in 2022. However, such increase was offset in part by a decrease in the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) from US$160 in 2021 to US$120 in 2022.

Gross Profit

Our gross profit decreased by 35.2%, or Won 4,172 billion, from Won 11,855 billion in 2021 to Won 7,682 billion in 2022 primarily due to (i) an increase in the average prices in Won terms of the principal raw materials used to manufacture finished steel products sold by us that outpaced an increase in the average unit sales price in Won terms of such products, (ii) a decrease in gross profit from POSCO International’s steel products trading activities, and (iii) a decrease in POSCO E&C’s participation in higher margin plant and architectural works construction projects in 2022. The impact from such factors was offset in part by an increase in the gross profit of POSCO Future M reflecting increased sales of anode and cathode materials following expansion of their production capacity. Expenses related to flooding caused by Typhoon Hinnamnor in September 2022 included in cost of sales also contributed to such decrease in gross profit in 2022. See “Item 3.D. Risk Factors — Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.” Our gross margin, which is gross profit as a percentage of total revenue, decreased from 15.6% in 2021 to 9.0% in 2022.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2021 and 2022.

					Changes
	For the Year Ended December 31,				2021 versus 2022
	2021		2022		Amount		%
	(In billions of Won)
Impairment loss on trade accounts and notes receivable	￦	40	￦	25	￦	(15)	(38.3)%

Freight and custody expenses	￦	193	￦	77	￦	(116)	(59.9)%
Sales commissions		65		75		10	14.7
Sales insurance premium		41		39		(2)	(5.0)
Contract cost		61		58		(4)	(6.2)
Others		32		45		13	41.0

Total selling expenses	￦	393	￦	294		(99)	(25.1)

Wages and salaries	￦	942	￦	1,076	￦	134	14.2%
Expenses related to post-employment benefits		143		85		(58)	(40.7)
Other employee benefits		207		231		24	11.5
Depreciation		144		149		5	3.2
Amortization		87		90		3	3.3
Taxes and public dues		86		96		10	11.8
Rental		29		37		8	28.1
Advertising		89		104		14	16.1
Research and development		123		180		57	46.0
Service fees		187		225		38	20.2
Others		173		209		36	20.7

Total other administrative expenses	￦	2,210	￦	2,480		270	12.2

Total selling and administrative expenses	￦	2,643	￦	2,799		156	5.9

Our selling and administrative expenses increased by 5.9%, or Won 156 billion, from Won 2,643 billion in 2021 to Won 2,799 billion in 2022, primarily due to increases in wages and salaries, research and development expenses and service fees, the impact of which was partially offset by decreases in freight and custody expenses and expenses related to post-employment benefits. Such factors were principally attributable to the following:

•	Our wages and salaries increased by 14.2%, or Won 134 billion, from Won 942 billion in 2021 to Won 1,076 billion in 2022 primarily due to increases in bonus payments and wage levels.

•

Our research and development expenses increased by 46.0%, or Won 57 billion, from Won 123 billion in 2021 to Won 180 billion in 2022 primarily due to an increase in our research and development activities related to advanced technologies.

•

Our service fees increased by 20.2%, or Won 38 billion, from Won 187 billion in 2021 to Won 225 billion in 2022 primarily due to an increase in payment guarantee fees reflecting an increase in our revenue.

•	Our freight and custody expenses decreased by 59.9%, or Won 116 billion, from Won 193 billion in 2021 to Won 77 billion in 2022 primarily due to a decrease in our volume of products sold.

•

Our expenses related to post-employment benefits decreased by 40.7%, or Won 58 billion, from Won 143 billion in 2021 to Won 85 billion in 2022 primarily due to the payments related to early retirement programs of POSCO E&C and POSCO DX in 2021, compared to no such payments in 2022.

Other Operating Income and Expenses

The following table presents our impairment loss on other receivables and changes therein for 2021 and 2022.

				Changes
	For the Year Ended December 31,			2021 versus 2022
	2021	2022		Amount		%
	(In billions of Won)
Impairment loss (reversal of impairment loss) on other receivables	￦ (13)	￦	10	￦	23	NA	(1)

(1)	N.A. means not applicable.

We recorded reversal of impairment loss on other receivables of Won 13 billion in 2021 compared to impairment loss on other receivables of Won 10 billion in 2022. In 2021, our reversal of impairment loss on other receivables of Won 13 billion related primarily to our reclassification of impairment loss on a long-term loan provided by POSCO E&C related to a construction project. In 2022, our impairment loss on other receivables of Won 10 billion related primarily to projects of POSCO E&C and its subsidiary in Vietnam and POSCO DX.

The following table presents a breakdown of our other operating income and changes therein for 2021 and 2022.

					Changes
	For the Year Ended December 31,				2021 versus 2022
	2021		2022		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	60	￦	55	￦	(5)	(8.2)
Gain on disposal of investments in subsidiaries, associates and joint ventures		86		14		(72)	(83.8)
Gain on disposal of property, plant and equipment		12		19		6	54.0
Gain on valuation of firm commitment		169		182		12	7.2
Reversal of other provisions		34		5		(29)	(84.5)
Premium income		38		238		199	523.3
Others		178		80		(98)	(55.2)

Total other operating income	￦	578	￦	592		14	2.4

Our other operating income increased by 2.4%, or Won 14 billion, from Won 578 billion in 2021 to Won 592 billion in 2022, primarily due to an increase in premium income, the impact of which was partially offset by (i) a decrease in gain on disposal of investments in subsidiaries, associates and joint ventures and (ii) a refund recognized in 2021 resulting from an administrative proceeding related to our tax audit, compared to no such refund in 2022. Such factors were principally attributable to the following:

•

Our premium income increased by 523.3%, or Won 199 billion, from Won 38 billion in 2021 to Won 238 billion in 2022 primarily due to insurance payments received in relation to damages caused by Typhoon Hinnamnor in September 2022.

•

Our gain on disposal of investments in subsidiaries, associates and joint ventures decreased by 83.8%, or Won 72 billion, from Won 86 billion in 2021 to Won 14 billion in 2022. In 2021, such gain related primarily to compensation we received from our disposal of a continuous galvanizing line in Guangdong. In 2022, such gain related primarily to sales of certain steel-related subsidiaries and associates.

•	In 2021, we received a refund of Won 46 billion resulting from an administrative proceeding related to our tax audit, which amount was categorized under “others,” compared to no such refund in 2022.

The following table presents a breakdown of our other operating expenses and changes therein for 2021 and 2022.

					Changes
	For the Year Ended December 31,				2021 versus 2022
	2021		2022		Amount		%
	(In billions of Won)
Loss on disposals of investments in subsidiaries, associates and joint ventures	￦	13	￦	12	￦	(0)	(3.7)%
Loss on disposals of property, plant and equipment		96		111		15	16.0
Impairment loss on property, plant and equipment		312		213		(98)	(31.6)
Impairment loss on intangible assets		224		371		146	65.2
Loss on valuation of firm commitment		112		156		45	40.0
Idle tangible asset expenses		24		18		(6)	(23.7)
Increase to provisions		38		89		51	134.1
Donations		101		81		(21)	(20.4)
Others		108		73		(36)	(33.1)

Total other operating expenses	￦	1,027	￦	1,124		96	9.4

Our other operating expenses increased by 9.4%, or Won 96 billion, from Won 1,027 billion in the 2021 to Won 1,124 billion in 2022, primarily due to increases in impairment loss on intangible assets and provisions, the impact of which was partially offset by decreases in impairment loss on property, plant and equipment and donations. Such factors were principally attributable to the following:

•

Our impairment loss on intangible assets increased by 65.2%, or Won 146 billion, from Won 224 billion in 2021 to Won 371 billion in 2022. In 2021, we recognized impairment loss on goodwill of Won 189 billion, Won 185 billion of which related to the recoverable amount of POSCO International. In 2022, we recognized impairment loss on goodwill of Won 369 billion, Won 338 billion of which related to the recoverable amount of POSCO International.

•

Increase to provisions increased by 134.1%, or Won 51 billion, from Won 38 billion in 2021 to Won 89 billion in 2022. In 2021, increase to provisions related primarily to increases in provisions of POSCO International and POSCO E&C. In 2022, we recognized increase to provisions of Won 35 billion related to shareholder contribution in connection with our disposal of interest in CSP – Compania Siderurgica do Pecem.

•

Our impairment loss on property, plant and equipment decreased by 31.6%, or Won 98 billion, from Won 312 billion in 2021 to Won 213 billion in 2022. In 2021, we recognized impairment loss of Won 218 billion related to the reclassification of a synthetic natural gas facility as an asset held for sale and Won 28 billion related to a coal mine in Australia invested by a subsidiary of POSCO International. In 2022, we recognized impairment loss of Won 207 billion related to assets damaged from flooding caused by Typhoon Hinnamnor in September 2022.

•

Our donations decreased by 20.4%, or Won 21 billion, from Won 101 billion in 2021 to Won 81 billion in 2022 primarily due to decreases in donations to welfare funds of small and medium-sized suppliers of POSCO International and POSCO.

Operating Profit

Due to the factors described above, our operating profit decreased by 50.5%, or Won 4,434 billion, from Won 8,775 billion in 2021 to Won 4,342 billion in 2022. Our operating margin decreased from 11.5% in 2021 to 5.1% in 2022.

Share of Profit of Equity-Accounted Investees

Our share of profit of equity-accounted investees increased by 4.1%, or Won 27 billion, from Won 650 billion in 2021 to Won 676 billion in 2022.

In 2021, we recognized a net gain for our proportionate share of equity-accounted investees of Won 650 billion primarily due to our share of gains of Won 393 billion from Roy Hill Holdings Pty Ltd., Won 52 billion from KOBRASCO and Won 48 billion from South-East Asia Gas Pipeline Company Ltd., the impact of which was partially offset by our share of loss of Won 33 billion from Eureka Loly LLC. See Note 11 to the Consolidated Financial Statements.

In 2022, we recognized a net gain for our proportionate share of equity-accounted investees of Won 676 billion primarily due to our share of gains of Won 273 billion from Roy Hill Holdings Pty Ltd., Won 146 billion from EOP POSCO Global No. 1 Natural Resources Private Equity Fund, Won 50 billion from South-East Asia Gas Pipeline Company Ltd., Won 48 billion from KOBRASCO, Won 45 billion from AES-VCM Mong Duong Power Company Limited and Won 42 billion from Nickel Mining Company SAS, the impact of which was partially offset by our share of loss of Won 90 billion of CSP — Compania Siderurgica do Pecem. See Note 11 to the Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2021 and 2022.

					Changes
	For the Year Ended December 31,				2021 versus 2022
	2021		2022		Amount		%
	(In billions of Won)
Interest income	￦	292	￦	247	￦	(45)	(15.5)%
Dividend income		74		39		(35)	(47.1)
Gain on foreign currency transactions		1,080		2,284		1,204	111.5
Gain on foreign currency translations		298		704		405	135.8
Gain on derivatives transactions		402		840		438	108.9
Gain on valuations of derivatives		371		263		(108)	(29.1)
Gain on disposals of financial assets at fair value through profit or loss		20		256		236	1,175.6
Gain on valuations of financial assets at fair value through profit or loss		102		98		(3)	(3.3)
Gain on valuations of financial liabilities at fair value through profit or loss		54		86		32	58.7
Others		36		17		(20)	(53.9)

Total finance income	￦	2,730	￦	4,834		2,104	77.1

Interest expenses	￦	440	￦	607		168	38.1
Loss on foreign currency transactions		985		2,506		1,521	154.4
Loss on foreign currency translations		555		969		414	74.7
Loss on derivatives transactions		497		690		194	39.0
Loss on valuations of derivatives		101		193		92	90.8
Loss on disposal of trade accounts and notes receivable		18		64		46	261.6
Loss on disposal of financial assets at fair value through profit or loss		8		18		10	129.5
Loss on valuations of financial assets at fair value through profit or loss		114		698		584	513.4
Others		48		58		10	20.9

Total finance costs	￦	2,765	￦	5,804		3,039	109.9

Our net loss on valuation of financial assets at fair value through profit or loss increased by 4,859.7%, or Won 588 billion, from Won 12 billion in 2021 to Won 600 billion in 2022 primarily due to a temporary increase in volatility of the money markets in Korea in 2022 that resulted in a decrease in the valuation of our short-term financial assets.

We recorded net gain on foreign currency transactions of Won 95 billion in 2021 compared to net loss on foreign currency transactions of Won 222 billion in 2022, as the depreciation in the average value of the Won against the U.S. dollar in 2022 was greater than in 2021. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the market average exchange rate, which was Won 1,088.0 to US$1.00 as of December 31, 2020, depreciated during 2021 to an average of Won 1,144.4 to US$1.00 in 2021 and further depreciated during 2022 to an average of Won 1,292.0 to US$1.00 in 2022. In addition, our net loss on foreign currency translation increased by 3.6%, or Won 9 billion, from Won 256 billion in 2021 to Won 266 billion in 2022, as the Won depreciated against the U.S. dollar at year end in 2021 and further depreciated at year end in 2022. In terms of the market average exchange rates, the Won depreciated against the U.S. dollar from Won 1,088.0 to US$1.00 as of December 31, 2020 to Won 1,185.5 to US$1.00 as of December 31, 2021, and further depreciated to Won 1,267.3 to US$1.00 as of December 31, 2022. Against such fluctuations, we recognized net loss on transactions of derivatives of Won 95 billion in 2021 compared to net gain on transactions of derivatives of Won 150 billion in 2022, and our net gain on valuation of derivatives decreased by 74.2%, or Won 200 billion, from Won 270 billion in 2021 to Won 70 billion in 2022.

Our interest expenses increased by 38.1% or Won 168 billion, from Won 440 billion in 2021 to Won 607 billion in 2022 primarily due to a general increase in interest rates in Korea and abroad as well as an increase in our average balance of interest-bearing financial liabilities.

Our gain on disposal of financial assets at fair value through profit or loss increased by 1,175.6%, or Won 236 billion, from Won 20 billion in 2021 to Won 256 billion in 2022 primarily due to an increase in gain from our disposal of short-term financial assets.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes decreased by 56.9%, or Won 5,342 billion, from Won 9,390 billion in 2021 to Won 4,047 billion in 2022.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair value adjustments, elimination of inter-segment profits, income tax expense and basis difference, and changes therein for 2021 and 2022.

					Changes
	For the Year Ended December 31,				2021 versus 2022
	2021		2022		Amount		%
	(In billions of Won)
Steel Segment	￦	6,588	￦	1,712	￦	(4,876)	(74.0)%
Green Infrastructure Business — Trading Segment		325		526		201	61.7
Green Infrastructure Business — Construction Segment		164		138		(26)	(16.0)
Green Infrastructure Business — Energy and Other Segment		183		294		111	60.8
Green Materials and Energy Segment		112		109		(3)	(2.3)
Others Segment		66		(1,087)		(1,154)	N.A. (2)
Goodwill and corporate fair value adjustments		(63)		(69)		(6)	10.0
Elimination of inter-segment profits		(180)		1,938		2,118	N.A. (2)
Income tax expense		2,220		454		(1,766)	(79.6)
Basis difference adjustments (1)		(26)		33		59	N.A. (2)

Profit before income taxes	￦	9,390	￦	4,047		(5,342)	(56.9)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 41 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Income Tax Expense

Our income tax expense decreased by 79.2%, or Won 1,752 billion, from Won 2,214 billion in 2021 to Won 462 billion in 2022, primarily reflecting the decrease in profit before income tax described above. Our effective tax rate decreased from 23.6% in 2021 to 11.4% in 2022. In 2022, our effective tax rate of 11.4% was lower than the statutory rate of 27.5% primarily due to: (i) an increase in income tax benefit related to investments in subsidiaries, associates and joint ventures from Won 112 billion in 2021 to Won 413 billion in 2022 (that resulted in a decrease in effective tax rate of 9.0%) in connection with recognition of deferred tax assets that were previously not recognized due to disposal of certain subsidiaries and associates and (ii) the effect of tax rate change of Won 181 billion in 2022 (that resulted in a decrease in effective tax rate of 4.5%) due to a revision of tax law. See Note 36 to the Consolidated Financial Statements.

Profit

Due to the factors described above, our profit decreased by 50.0%, or Won 3,590 billion, from Won 7,176 billion in 2021 to Won 3,586 billion in 2022. Our profit margin decreased from 9.4% in 2021 to 4.2% in 2022.

Operating Results — 2020 Compared to 2021

For a discussion of our operating results of 2020 compared to 2021, please see “Item 5.A. Operating Results — Operating Results — 2020 Compared to 2021” of our Form 20-F for the fiscal year ended December 31, 2021, which we filed with the Securities and Exchange Commission on April 28, 2022.

Item 5.B.   Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	(In billions of Won)
Net cash provided by operating activities	￦	8,686	￦	6,259	￦	6,187
Net cash used in investing activities		(6,259)		(5,584)		(4,220)
Net cash provided by (used in) financing activities		(1,091)		(769)		1,319
Effect of exchange rate fluctuation on cash held		(95)		113		(9)
Cash and cash equivalents at beginning of the period		3,515		4,756		4,776
Cash and cash equivalents at end of the period		4,756		4,776		3,278
Net increase in cash and cash equivalents		1,240		20		8,053

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we also use cash for repurchases of our shares as well as investments related to our diversification efforts.

Net cash used in investing activities was Won 6,259 billion in 2020, Won 5,584 billion in 2021 and Won 4,220 billion in 2022. Our cash outflows for acquisition of property, plant and equipment were Won 3,154 billion in 2020, Won 3,069 billion in 2021 and Won 4,928 billion in 2022. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 11 trillion in 2023, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term financial instruments of Won 2,807 billion in 2020 and Won 1,461 billion in 2021, and we had net proceeds from disposal of short-term financial instruments and Won 2,213 billion in 2022.

In our financing activities, we used cash of Won 3,644 billion in 2020, Won 3,720 billion in 2021 and Won 4,138 billion in 2022 for repayments of borrowings. We used cash of Won 659 billion in 2020, Won 1,311 billion in 2021 and Won 1,218 billion in 2022 for payments of cash dividends. In April 2020, we entered into a trust contract to engage in repurchases of our shares until April 2021 for up to Won 1.0 trillion, and we used cash of Won 883 billion in 2020 for acquisition of treasury shares. The trust contract was terminated in April 2021, and we used cash of Won 117 billion in the first quarter of 2021 for acquisition of treasury shares prior to such termination. We did not acquire any treasury shares in 2022.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including raw materials purchase obligations and long-term shipping service contracts, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 39 to the Consolidated Financial Statements. Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2022, 66 million tons of iron ore and 4 million tons of coal remained to be purchased under long-term contracts. In addition, we entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG for 20 years commencing in August 2005. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling.

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

Our net cash provided by operating activities decreased by 27.9%, or Won 2,427 billion, from Won 8,686 billion in 2020 to Won 6,259 billion in 2021. Our gross cash flow from our sales activities increased from 2020 to 2021. However, we recorded cash inflow of Won 1,444 billion related to our management of inventories in 2020 compared to cash outflow of Won 6,347 billion related to build up of our inventories in response to recovery of demand for our steel products in 2021, which in turn negatively impacted our net cash provided by operating activities.

Our net cash provided by operating activities decreased by 1.2%, or Won 72 billion, from Won 6,259 billion in 2021 to Won 6,187 billion in 2022. Our profit decreased from Won 7,176 billion in 2021 to Won 3,586 billion in 2022. In addition, our cash used for income tax payments increased from Won 589 billion in 2021 to Won 2,774 billion in 2022. However, our cash outflow related to build up of our inventories decreased from Won 6,347 billion in 2021 to Won 195 billion in 2022, which in turn positively impacted our net cash provided by operating activities and significantly offset the negative impacts on cash flows described above.

We had net proceeds from borrowings, after adjusting for repayments of borrowings, of Won 766 billion in 2020, Won 639 billion in 2021 and Won 416 billion in 2022. We had net proceeds from short-term borrowings, after adjusting for repayment of short-term borrowings, of Won 36 billion in 2020, net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 330 billion in 2021 and net proceeds from short-term borrowings, after adjusting for repayment of short-term borrowings, of Won 1,765 billion in 2022. Long-term borrowings, excluding current installments, were Won 11,820 billion as of December 31, 2020, Won 12,911 billion as of December 31, 2021 and Won 12,390 billion as of December 31, 2022. Total short-term borrowings and current installments of long-term borrowings were Won 8,678 billion as of December 31, 2020, Won 8,830 billion as of December 31, 2021 and Won 11,916 billion as of December 31, 2022.

We periodically increase our short-term borrowings and adjust our long-term borrowings depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Notes 17 and 23 to the Consolidated Financial Statements. We continually take into consideration various factors when meeting our financial requirements, including financial market conditions, specific funding needs at a given time, and hedging requirements to address our market risks such as exchange rate risk and interest rate risk. Outstanding hybrid bonds were Won 199 billion as of December 31, 2020 and 2021. From time to time, we also generate cash from the sale of our treasury shares. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount by our total equity, was 33.07% as of December 31, 2020, 31.01% as of December 31, 2021 and 27.93% as of December 31, 2022.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 19,193 billion as of December 31, 2020, Won 26,148 billion as of December 31, 2021 and Won 24,808 billion as of December 31, 2022. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 4,755 billion as of December 31, 2020, Won 4,775 billion as of December 31, 2021 and Won 8,053 billion as of December 31, 2022. As of December 31, 2022, we held approximately 58.5% of such cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Our holding of other receivables and other short-term financial assets were Won 13,203 billion as of December 31, 2020, Won 15,552 billion as of December 31, 2021 and Won 13,023 billion as of December 31, 2022. As of December 31, 2022, approximately 15% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 3,000 billion as of December 31, 2022, Won 782 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Our cash outflows for acquisition of property, plant and equipment were Won 3,154 billion in 2020, Won 3,069 billion in 2021 and Won 4,928 billion in 2022. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 11 trillion in 2023, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products, improvements in the efficiency of older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel businesses. The following table sets out the major items of our capital expenditures as of December 31, 2022:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2022
		(In billions of Won)
Sealing of raw materials yard and other rationalization projects	June 2025	￦	1,926	￦	1,623
Construction of no. 6 cokes plant at Pohang Works	December 2025		1,342		654
Construction of salt water lithium commercialization plant — stage two	June 2025		1,209		1,209
Construction of salt water lithium commercialization plant — stage one	April 2024		1,064		810
Construction of lithium ore commercialization plant	February 2024		919		711
Construction of electric steel production facilities at Gwangyang Works	December 2025		890		753
Construction of Gwangyang LNG terminal	December 2025		867		846

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain research and development programs to carry out basic research and applied technology development activities. As of December 31, 2022, POSCO Technical Research Laboratories, which engages in research and development efforts primarily in the areas of advanced steel manufacturing technologies, employed 872 personnel, including 482 researchers. In 2022, we also launched our New Experience of Technology Hub that focuses on research and development relating to (i) artificial intelligence, (ii) raw materials for electric rechargeable batteries and (iii) hydrogen and other environmentally-friendly energy solutions. As of December 31, 2022, our New Experience of Technology Hub employed 99 personnel, including 27 researchers.

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

Our research and development program has filed approximately 47,200 industrial rights applications relating to steel-making technology, approximately 11,300 of which were registered as of December 31, 2022, and has successfully applied many of these to the improvement of our manufacturing process.

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

Inside Directors

As of March 31, 2023, our Inside Directors are as follows:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Choi, Jeong-Woo	Chief Executive Officer and Representative Director	—	4	65	March 2024
Jeong, Ki-Seop	Representative Director and President	Chief Strategy Officer, POSCO HOLDINGS INC.	—	61	March 2024
Yoo, Byeong-Og	Senior Executive Vice President	Head of Green Materials and Energy Business Team, POSCO HOLDINGS INC.	1	60	March 2024
Kim, Ji-Yong	Senior Executive Vice President	Head of POSCO N.EX.T Hub, POSCO HOLDINGS INC.	—	61	March 2024
Kim, Hag-Dong	Non-standing Director	Representative Director and Vice Chairman, POSCO	4	63	March 2024

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA. As of March 31, 2023, our Outside Directors are as follows:

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Pahk, Heui-Jae	Chairman	Professor of Mechanical and Aerospace Engineering, Seoul National University	4	61	March 2025
Kim, Sung-Jin	Director	Former Minister, Ministry of Oceans and Fisheries	5	73	March 2024
Yoo, Young-Sook	Director	Former Minister, Ministry of Environment	2	67	March 2024
Kwon, Tae-Kyun	Director	Former Korean Ambassador to the United Arab Emirates	2	67	March 2024
Yoo, Jin-Nyong	Director	Chief Executive Officer, Angel 6+	1	65	March 2025
Sohn, Sung-Kyu	Director	Professor, Yonsei University School of Business	1	63	March 2025
Kim, Joon-Gi	Director	Professor, Yonsei University School of Law	—	57	March 2026

The term of office of the Director elected in March 2023 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of March 31, 2023:

Name	Position	Responsibility and Division	Age

Jeong, Dae-Hyung	Executive Officer	Head of Corporate Strategy Team	54

Park, Young-Joo	Executive Officer	Head of Strategic Investment Team	52

Chun, Sung-Lae	Executive Officer	Head of Steel Business Team	59

Park, Jeong-Bin	Executive Officer	Head of Green Infra Business Team	54

Kim, Seung-Jun	Executive Officer	Head of Finance Team	55

Seo, Sang-Chul	Executive Officer	Chief of Taxes (Finance Team)	59

Han, Young-Ah	Executive Officer	Head of Investor Relations Team	51

Cheon, Seong-Hyun	Executive Officer	Head of ESG Team	54

Kim, Young-Jong	Executive Officer	Head of Corporate Legal Team	56

Kwon, Young-Kyun	Executive Officer	Co-chief of Corporate Legal (Corporate Legal Team)	49

Park, Ha-Young	Executive Officer	Co-chief of Corporate Legal (Corporate Legal Team)	48

Park, Seung-Dae	Executive Officer	Head of Human Resources Management Team	52

Yang, Weon-Jun	Executive Officer	Head of Communication Team	57

Park, Jin-Woo	Executive Officer	Chief of Public Relations (Communication Team)	56

Oh, Young-Dal	Executive Officer	Chief of Business Planning (Communication Team)	54

Song, Won-Gun	Executive Officer	Chief of Business Cooperation (Communication Team)	57

Lee, Jae-Wan	Executive Officer	Head of Global Relations Team	55

Lee, Kyung-Sub	Executive Officer	Chief of LiB Materials Business (Green Materials and Energy Business Team)	57

Lee, Jae-Young	Executive Officer	Chief of LiB Materials Business Development and Planning (Green Materials and Energy Business Team)	52

Cho, Ju-lk	Executive Officer	Chief of Hydrogen Business (Green Materials and Energy Business Team)	57

Hwang, Chang-Hwan	Executive Officer	Chief of Investment Planning and Engineering (Green Materials and Energy Business Team)	54

Um, Kyung-Keun	Executive Officer	Chief of POSCO Group Technology Strategy	52

Park, Seong-Jin	Executive Officer	Chief of Industry-Academy-Research Cooperation	54

Kim, Joo-Min	Executive Officer	Head of Artificial Intelligence Research and Development Laboratories	51

Kim, Pil-Ho	Executive Officer	Leader of Safety Cell (Artificial Intelligence Research and Development Laboratories)	50

Hong, Young-Jun	Executive Officer	Head of LiB Materials Research and Development Laboratories	57

Kim, Jung-Young	Executive Officer	Head of N.EX.T Hub Construction Task Force Team	61

Lee, Sang-Min	Executive Officer	Head of CP2 Project Argentina	59

Oh, Seok-Keun	Executive Officer	Senior Corporate Advisor	61

Item 6.B.  Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2022, the aggregate compensation paid and accrued to our Directors and executive officers was approximately Won 50.2 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 6.5 billion.

Among those who received total annual compensation exceeding Won 500 million in 2022, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2022	Long-term Incentive Compensation for Payment Subsequent to 2022

		(In millions of Won)

Choi, Jeong-Woo	Chief Executive Officer and Representative Director	2,893	509

Chon, Jung-Son	Former Representative Director and President	1,681	285

Chung, Chang-Hwa	Former Senior Executive Vice President	1,465	241

Yoo, Byeong-Og	Senior Executive Vice President	1,303	212

Oh, Seok-Keun	Executive Officer	1,037	60

Item 6.C.  Board Practices

ESG Committee

The ESG Committee is composed of three Outside Directors, Kim, Sung-Jin, Yoo, Young-Sook and Yoo, Jin-Nyong, and one Inside Director, Yoo, Byeong-Og. The ESG Committee oversees decisions with respect to our ESG policies, including policies related to environment, climate change, low carbon and governance. It also reviews operational matters of our board of directors and special committees, reviews plans related to safety and health, and manages and monitors ESG activities.

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Yoo, Jin-Nyong, Pahk, Heui-Jae and Sohn, Sung-Kyu. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Yoo, Young-Sook, Kwon, Tae-Kyun, Sohn, Sung-Kyu and Kim, Joon-Gi. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance Committee

The Finance Committee is composed of three Outside Directors, Kwon, Tae-Kyun, Pahk, Heui-Jae and Kim, Joon-Gi, and one Inside Director, Jeong, Ki-Seop. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

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

Item 6.D.   Employees

As of December 31, 2022, we had 38,175 employees, including 37,955 persons employed by our subsidiaries. Of the total number of employees, approximately 81.5% are technicians and skilled laborers and 18.5% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 36,619 employees as of December 31, 2021 and 35,393 employees as of December 31, 2020.

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

As of December 31, 2022, our employees owned, through our employee stock ownership association, approximately 1.89% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

The persons who are currently our Directors or executive officers held, as a group, 16,181 common shares as of April 20, 2023. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Choi, Jeong-Woo	3,338
Jeong, Ki-Seop	410
Yoo, Byeong-Og	1,687
Kim, Ji-Yong	1,629
Kim, Hag-Dong	2,215
Jeong, Dae-Hyung	299
Park, Young-Joo	77
Chun, Sung-Lae	410
Park, Jeong-Bin	132
Kim, Seung-Jun	131
Seo, Sang-Chul	132
Han, Young-Ah	587
Cheon, Seong-Hyun	131
Kim, Young-Jong	198
Kwon, Young-Kyun	132
Yang, Weon-Jun	980
Park, Jin-Woo	224
Oh, Young-Dal	132
Song, Won-Gun	169
Lee, Jae-Wan	132
Lee, Kyung-Sub	409
Lee, Jae-Young	335
Cho, Ju-Ik	869
Park, Seong-Jin	369
Kim, Joo-Min	289
Kim, Pil-Ho	132
Kim, Jung-Young	169
Lee, Sang-Min	221
Oh, Seok-Keun	243

Total	16,181

Item 6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2022.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	7,706,725	9.11%
BlackRock Fund Advisors (1) (2) (3)	4,390,734	5.19
Government of Singapore (4)	3,951,192	4.67
Nippon Steel Corporation (1)	2,894,712	3.42
FMR LLC (2)	2,783,481	3.29
Treasury shares	8,722,053	10.31
Others	54,122,333	64.00

Total issued shares of common stock	84,571,230	100.00%

(1)	Includes ADRs.

(2)	Includes shares held by subsidiaries and others.

(3)	The number of shares owned by the shareholder is based on the status report of large-scale shareholders filed with the Korea Exchange.

(4)	Includes shares held by GIC Private Limited.

As of December 31, 2022, there were 6,194,984 shares of common stock outstanding in the form of ADRs, representing 7.33% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 38 and 39 to the Consolidated Financial Statements.

As of December 31, 2020, 2021 and 2022, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-149.

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

Loans to Daewoo Motors India Guaranteed by Predecessor of POSCO International

In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO International), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO International). The total claim amount is 4.46 billion Indian Rupees, and POSCO International recorded provision of Won 2.6 billion relating to its portion of the guarantee alleged by Industrial Development Bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO International’s provision is classified as a non-current liability as of December 31, 2022.

Legal Proceedings Related to the Songdo Project

In March 2019, affiliates of Gale Investments Company, LLC, a former joint venture partner of POSCO E&C in the urban planning and development project in Songdo International City in Incheon (the “Songdo Project”), filed a claim in the United States District Court for the Southern District of New York and filed a request for arbitration pursuant to the rules of the International Court of Arbitration of the International Chamber of Commerce (“ICA”) against POSCO E&C, claiming POSCO E&C wrongfully seized and sold certain properties of the claimants. In December 2013, POSCO E&C and one of the claimants entered into a series of loan facility agreements with several lenders to finance the Songdo Project, with their respective stakes in the joint venture pledged as collateral. The loan facility agreements entitled POSCO E&C to certain subrogation rights related to guaranteeing the obligations of the claimant to repay the principal amounts of the loans. In 2017, upon default of certain series of the loans, POSCO E&C exercised such subrogation rights, claimed the pledged assets of the claimant and sold such assets. The claimants are seeking damages of approximately US$2.3 billion allegedly resulting from POSCO E&C’s purported wrongful seizure and sale of such properties as well as alleged overcharges made by POSCO E&C while serving as the construction contractor for the Songdo Project. The claim in the United States District Court for the Southern District of New York was dismissed in November 2020, and the ICA dismissed all claims against POSCO E&C in October 2022.

Legal Proceedings Related to Contract-based Workers Dispatched by Third-party Contractors

For a description of our legal proceedings related to contract-based workers dispatched by third-party contractors, see “Item 3.D. Risk Factors — Labor laws and a recent Supreme Court decision on contract-based workers dispatched by third-party contractors could restrict flexibility in our labor management and result in an increase in our labor-related costs.”

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 84,571,230 shares of common stock were issued as of December 31, 2022. Of these shares and as of such date, 75,849,177 shares were outstanding and 8,722,053 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock

	(In Won)
2018	5,000	5,000	10,000
2019	4,000	6,000	10,000
2020	4,500	3,500	8,000
2021	5,000	12,000	17,000
2022	2,000	10,000	12,000

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

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2022, there were 6,194,984 shares of common stock outstanding in the form of ADSs, representing 7.33% of the total issued shares of common stock

Item 9.B.  Plan of Distribution

Not applicable

Item 9.C.  Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2022, 84,571,230 Common Shares were issued, of which 8,722,053 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the record date as determined by a board resolution. In addition, we may declare quarterly dividends pursuant to a board resolution each fiscal year to the eligible shareholders recorded as of the end of March, June and September of the relevant fiscal year. We may distribute the annual dividend in cash, Shares or other form of property. However, we may distribute the quarterly dividend only in cash. A dividend of Shares must be distributed at par value and may not exceed 100% of the annual and quarterly dividends declared each fiscal year in the aggregate; provided, however, that such dividend is required to be limited to half of the aggregate dividend amount if the market price of the Common Shares is lower than the par value of the Common Share. We have no obligation to pay any dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay dividends only to the extent the net asset amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the legal reserve to be set aside for dividends, and (iv) unrealized profits determined in the Presidential Decree to the Commercial Code. We may not pay dividends unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of dividends ; provided, however, that we may pay dividends if the total amount of the earned surplus reserve is accumulated up to one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

All our shareholders are generally entitled to subscribe for any newly issued Shares in proportion to their existing shareholdings. We must offer new Shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. Under the Commercial Code, we may vary, without shareholders’ approval, the terms of these preemptive rights for different classes of shares. We must give public notice of the preemptive rights regarding new Shares and their transferability at least two weeks before the relevant record date. If certain shareholders do not exercise their preemptive rights, we are required to cancel the proposed issuances of such unsubscribed portion of new Shares, unless otherwise permitted by the FSCMA.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2022, our employees owned, through our employee stock ownership association, approximately 1.89% of our common stock in their employee accounts.

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

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers or by notices to be posted on the electronic disclosure database system maintained by the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Preferred Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings. Our general meetings of shareholders are held either in Seoul or in Pohang, where our registered main office is located.

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

The record date for annual dividends is determined by a board resolution. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 15 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the Shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of Shares may continue while the register of shareholders is closed. However, pursuant to the Act on Electronic Registration of Stocks, Bonds, etc., which became effective on September 16, 2019, the closure of the register of shareholders is not required in order to determine the shareholders entitled to certain shareholder rights. Instead, we may set the record date by a board resolution and determine the shareholders of record as of such record date without closing the register of shareholders.

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

Under the FSCMA, we must file with the Financial Services Commission and the Korea Exchange (1) an annual business report within 90 days after the end of our fiscal year, (2) a half-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the electronic disclosure database system maintained by the Financial Supervisory Service and the Korea Exchange.

Transfer of Shares

Under the Commercial Code, the transfer of Shares is effected by electronic registration of such transfer. Once the transfer of Shares is electronically registered, the transferee is entitled to the shareholders’ rights.

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

In accordance with the Commercial Code, we may resell or transfer any Shares acquired by us to a third party, subject to the approval by the board of directors. In general, corporate entities in which we own more than 50% equity interest may not acquire our Shares, unless otherwise permitted by the Korean Commercial Code. Under the FSCMA, we are subject to certain selling restrictions for the Shares acquired by us.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.20% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if (i) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (ii) the sale of the shares takes place on such exchange.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (i) between 10% to 40% of the tax amount due, depending on the nature of the improper reporting, and (ii) 8.03% per annum on the tax amount due for the default period.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	at least 50 percent of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2023 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common stock or ADSs. Accordingly, we could be classified as a PFIC in the current or a future taxable year, and that possibility may be increased significantly by market volatility or a decline in the price of our common stock or ADSs.

If we are classified as a PFIC in any taxable year during which you hold our common stock or ADSs, you could be subject to a special tax at ordinary income rates on “excess distributions,”

including certain distributions by us and gain that you recognize on the sale of your common stock or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you held the common stock or ADSs. Classification as a PFIC may also have other adverse consequences, including, in the case of individuals, the denial of a step-up in the basis of your common stock or ADSs at death. Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2022 taxable year and that we will not become a PFIC in the current or any future year.

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

The U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 or 2022 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2023 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common stock or ADSs equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the common stock or ADSs. Any gain realized by a U.S. holder on the sale or other disposition of common stock or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Subject to the discussion above under “Passive Foreign Investment Company Rules,” this gain or loss will be capital gain or loss, and will be long-term capital gain or loss to the extent that the shares of common stock or ADSs sold or disposed of were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend withholding tax paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and properly elects, the benefits of the Treaty, the Korean tax may be treated as meeting the new requirements and therefore as a creditable tax. The application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or you do not elect to claim a foreign tax credit for any foreign income taxes, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the new foreign tax credit requirements recently adopted by the IRS, any Korean tax imposed on the sale or other disposition of the shares of common stock or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares of common stock or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. You should consult your own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares of common stock or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. You should consult your own tax advisors regarding the application of these rules to your particular situation.

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

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you provide an accurate taxpayer identification number and make any other required certification or otherwise establish an exemption. Holders that are not United States persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Item 10.I.  Subsidiary Information

Not applicable

Item 10.J.  Annual Report to Security Holders

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recorded net loss on valuation of derivatives of Won 114 billion and net loss on derivatives transactions of Won 58 billion in 2020, net gain on valuation of derivatives of Won 270 billion and net loss on derivatives transactions of Won 95 billion in 2021 and net gain on derivatives transactions of Won 150 billion and net gain on valuation of derivatives of Won 70 billion in 2022.

Exchange Rate Risk

Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of our exports are denominated in U.S. dollars. Japan is also an important market for us, and we derive significant cash flow denominated in Yen. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, which represent a substantial sum and are mostly denominated in U.S. dollars, relate primarily to imported raw material costs and freight costs. Foreign currency denominated liabilities relate primarily to foreign currency denominated debt.

We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables and our overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions occur. In particular, POSCO International’s exposure to fluctuations in exchange rates, including the Won/U.S. dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in U.S. dollars. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, we and our subsidiaries, particularly POSCO International and POSCO E&C, also periodically enter into derivative contracts, primarily foreign currency swaps and forward exchange contracts, to further hedge some of our foreign exchange risks.

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2020				2021				2022
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
U.S. dollars	￦	(244)	￦	244	￦	(264)	￦	264	￦	(344)	￦	344
Euro		(53)		53		(200)		200		(186)		186
Japanese Yen		(48)		48		(39)		39		14		(14)

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

	For the Years Ended December 31,
	2020			2021			2022
	Increase	Decrease		Increase	Decrease		Increase	Decrease

	(In billions of Won)
Increase or decrease in annual profit and net equity	￦ (66)	￦	66	￦ (64)	￦	64	￦ (82)	￦	82

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

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2022 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
							December 31, 2022		December 31, 2021
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value	Total	Fair Value

	(In billions of Won except rates)
Local currency:
Fixed rate	2,946	1,718	1,422	649	379	782	7,896	7,888	7,652	7,646
Average weighted rate (1)	2.31%	1.77%	3.16%	2.00%	3.41%	2.72%	2.43%		1.60%
Variable rate	871	260	—	1	54	67	1,253	1,253	486	484
Average weighted rate (1)	4.75%	5.30%	0.00%	0.00%	0.04%	4.37%	4.63%		2.11%

Sub-total	3,817	1,978	1,422	650	433	849	9,149	9,141	8,138	8,130

Foreign currency, principally U.S. dollars and Yen:
Fixed rate	3,218	1,567	1,656	1,360	601	—	8,402	8,374	7,709	7,681
Average weighted rate (1)	2.98%	0.27%	2.67%	0.00%	3.63%	0.00%	1.97%		1.65%
Variable rate	5,032	60	1,398	71	89	256	6,906	6,905	5,892	5,889
Average weighted rate (1)	3.30%	0.01%	2.00%	2.39%	0.06%	0.23%	2.84%		1.47%

Sub-total	8,250	1,627	3,054	1,431	690	256	15,308	15,279	13,601	13,570

Total	12,067	3,605	4,476	2,081	1,123	1,105	24,457	24,420	21,739	21,700

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2022, we received approximately $2.0 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.  Controls and Procedures

a.    Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the

Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

c.    Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp., on the effectiveness of our internal control over financial reporting as of December 31, 2022 is included in Item 18 of this Form 20-F.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2021 and 2022:

	For the Year Ended December 31,
	2021		2022

	(In millions of Won)
Audit fees	￦	9,874	￦	8,916
Audit-related fees		382		1,358
Tax fees		997		1,408
Other fees		1,355		2,079

Total fees	￦	12,608	￦	13,761

Audit fees in 2021 and 2022 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2021 and 2022 as set forth in the above table are fees billed by KPMG for audits and reviews of carveout and combined financial statements, issuing comfort letters in connection with our securities offering and agreed-upon procedures related to the vertical spin-off of POSCO.

Tax fees in 2021 and 2022 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

Other fees in 2021 and 2022 as set forth in the above table are fees billed by KPMG in connection with statutory audits unrelated to the audit of our annual financial statements.

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

Item 16.D.   Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during 2022:

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

Item 16.H.   Mine Safety Disclosure

Not applicable

Item 16.I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 17.   Financial Statements

Not applicable

Item 18.   Financial Statements

Item 19.   Exhibits

1.1	—	Articles of Incorporation of POSCO HOLDINGS INC. (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares (incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL

*	Filed previously

(P)	Paper filing

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
POSCO HOLDINGS INC.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of POSCO HOLDINGS INC. and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

(a)	Assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation cash generating unit
As discussed in Notes 3 and 15 (c) to the consolidated financial statements, goodwill amounted to
￦
442,487 million as of December 31, 2022, of which
￦
240,092 million related to the cash generating unit (“CGU”) of POSCO INTERNATIONAL Corporation. During the year ended December 31, 2022, the Company recognized goodwill impairment loss of
￦
337,953 million in the POSCO INTERNATIONAL Corporation CGU. The Company performs goodwill impairment testing on an annual basis irrespective of whether there is any indication of impairment and whenever there is an indication that the CGU may be impaired. Recoverable amount of POSCO INTERNATIONAL Corporation CGU was determined based on value-in-use.
We identified the assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation CGU as a critical audit matter. A high degree of challenging, subjective and complex auditor judgment was involved in evaluating the Company’s estimate of the recoverable amount of POSCO INTERNATIONAL Corporation CGU. Specifically, estimated sales, discount rate and terminal growth rate were challenging to test as minor changes in those assumptions would have a significant effect on the Company’s assessment of the recoverable amount of the CGU and goodwill impairment amount.
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
As discussed in Notes 3, 29 and 30 to the consolidated financial statements, the Company recognized revenue of
￦
7,083,745 million from construction contracts for the year ended December 31, 2022, for which revenue is recognized over time. Such revenue amount included revenue related to POSCO ENGINEERING & CONSTRUCTION CO., LTD, a subsidiary of the Company. When contract revenue and contract cost can be reliably estimated, the Company recognizes contract revenue over time based on the percentage of completion. The percentage of completion is determined based on the proportion of contract costs incurred to date, excluding contract costs incurred that do not reflect the stage of completion, to the estimated total contract costs at completion.
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

–
questioning the person in charge of construction field, and inspecting supporting documentation to test estimated material costs, labor costs and outsourcing costs for a selection of projects commenced in 2022;

–
questioning the Company’s finance manager and the person in charge of construction field, and inspecting documents as to the cause of any changes in estimated total contract costs at completion made during 2022 for a selection of projects; and

–
assessing the Company’s ability to accurately forecast estimated total contract costs at completion by comparing the actual total contract costs for a selection of construction contracts completed during 2022 against the estimated total contract costs at completion in prior year.

/s/ KPMG Samjong Accounting Corp.
We have served as the Company’s auditor since 2008.
Seoul, Korea
April 28, 2023

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting
To the Shareholders and Board of Directors
POSCO HOLDINGS INC.:
Opinion on Internal Control over Financial Reporting
We have audited POSCO HOLDINGS INC. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2023 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
April 28, 2023

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2021 and 2022

(in millions of Won)	Notes	December 31, 2021		December 31, 2022
Assets
Cash and cash equivalents	4,5,23	￦	4,775,166	8,053,108
Trade accounts and notes receivable, net	6,17,23,29,38		9,978,939	9,702,142
Other receivables, net	7,23,38		2,104,610	2,112,697
Other short-term financial assets	8,23		13,447,717	10,909,920
Inventories	9		16,096,371	16,133,403
Current income tax assets	36		23,229	243,829
Assets held for sale	10		78,470	12,003
Other current assets	16		915,358	1,075,939

Total current assets			47,419,860	48,243,041

Long-term trade accounts and notes receivable, net	6,23		63,205	24,033
Other receivables, net	7,23,38		1,415,143	1,520,331
Other long-term financial assets	8,23		2,119,674	2,332,538
Investments in associates and joint ventures	11		4,514,647	4,996,551
Investment property, net	13		1,086,077	1,074,031
Property, plant and equipment, net	14		29,596,698	31,781,196
Intangible assets, net	15		4,166,309	4,838,451
Defined benefit assets, net	21		255,858	520,659
Deferred tax assets	36		1,462,812	3,523,546
Other non-current assets	16		198,607	167,373

Total non-current assets			44,879,030	50,778,709

Total assets		￦	92,298,890	99,021,750

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2021 and 2022

(in millions of Won)	Notes	December 31, 2021		December 31, 2022
Liabilities
Trade accounts and notes payable	23 ,38	￦	5,468,175	5,520,807
Short-term borrowings and current installments of long-term borrowings	4,17,23		8,830,067	11,915,994
Other payables	18,23		2,189,361	2,865,868
Other short-term financial liabilities	19,23,38		111,641	106,527
Current income tax liabilities	36		2,139,718	502,685
Liabilities directly associated with the assets held for sale	10		189	5
Provisions	20		399,984	515,988
Other current liabilities	22,29		2,132,236	2,006,831

Total current liabilities			21,271,371	23,434,705

Long-term trade accounts and notes payable	23,38		694	15
Long-term borrowings, excluding current installments	4,17,23		12,911,149	12,389,668
Other payables	18,23		679,009	790,402
Other long-term financial liabilities	19,23		23,996	87,052
Defined benefit liabilities, net	21		50,842	37,707
Deferred tax liabilities	36		1,271,775	2,924,552
Long-term provisions	20		589,092	579,918
Other non-current liabilities	22		786,996	585,834

Total non-current liabilities			16,313,553	17,395,148

Total liabilities			37,584,924	40,829,853

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,397,416	1,410,288
Hybrid bonds	25		199,384	—
Reserves	26		(666,985)	(443,990)
Treasury shares	27		(2,508,294)	(1,892,308)
Retained earnings			51,475,396	52,921,137

Equity attributable to owners of the controlling company			50,379,320	52,477,530
Non-controlling interests	25		4,334,646	5,714,367

Total equity			54,713,966	58,191,897

Total liabilities and equity		￦	92,298,890	99,021,750

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2020, 2021 and 2022

(in millions of Won, except per share information)	Notes	2020		2021	2022
Revenue	29,30,38	￦	57,466,678	76,009,201	85,003,616
Cost of sales	30,32,35,38		(52,798,594)	(64,154,339)	(77,321,199)

Gross profit			4,668,084	11,854,862	7,682,417
Selling and administrative expenses	31,35
Impairment loss on trade accounts and notes receivable			(829)	(40,153)	(24,791)
Other administrative expenses	32		(1,939,602)	(2,209,809)	(2,479,966)
Selling expenses			(376,940)	(393,075)	(294,482)
Other operating income and expenses	3 4 ,38
Reversal of (impairment loss) on other receivables			(53,105)	12,975	(9,824)
Other operating income			402,336	577,997	592,017
Other operating expenses	3 5		(645,574)	(1,027,492)	(1,123,685)

Operating profit			2,054,370	8,775,305	4,341,686
Share of profit of equity-accounted investees, net	11		133,297	649,569	676,260
Finance income and costs	23,33
Finance income			2,677,499	2,730,110	4,834,011
Finance costs			(2,892,402)	(2,765,175)	(5,804,466)

Profit before income taxes			1,972,764	9,389,809	4,047,491
Income tax expense	36		(224,272)	(2,213,827)	(461,534)

Profit			1,748,492	7,175,982	3,585,957
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		36,575	51,155	105,769
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(77,627)	214,888	(10,076)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(28,609)	165,106	133,134
Foreign currency translation differences			(147,956)	386,141	4,024
Losses on valuation of derivatives	23		(331)	309	1,023

Other comprehensive income (loss), net of tax			(217,948)	817,599	233,874

Total comprehensive income		￦	1,530,544	7,993,581	3,819,831

Profit attributable to:
Owners of the controlling company		￦	1,581,208	6,606,728	3,157,536
Non-controlling interests			167,284	569,254	428,421

Profit		￦	1,748,492	7,175,982	3,585,957

Total comprehensive income attributable to:
Owners of the controlling company		￦	1,394,192	7,374,060	3,394,098
Non-controlling interests			136,352	619,521	425,733

Total comprehensive income		￦	1,530,544	7,993,581	3,819,831

Earnings per share (in Won)
Basic earnings per share (in Won)	37		19,900	87,191	41,634
Diluted earnings per share (in Won)		￦	19,900	85,240	39,296

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2021 and 2022

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal

Balance as of January 1, 2020	￦	482,403	1,385,707	199,384	(1,157,980)	(1,508,303)	45,054,077	44,455,288	3,308,010	47,763,298
Comprehensive income:
Profit		—	—	—	—	—	1,581,208	1,581,208	167,284	1,748,492
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,703	44,703	(8,128)	36,575
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(16,760)	—	—	(16,760)	(11,849)	(28,609)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(74,210)	—	(3,417)	(77,627)	—	(77,627)
Foreign currency translation differences, net of tax		—	—	—	(137,071)	—	—	(137,071)	(10,885)	(147,956)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(261)	—	—	(261)	(70)	(331)

Total comprehensive income		—	—	—	(228,302)	—	1,622,494	1,394,192	136,352	1,530,544

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(277,723)	(277,723)	—	(277,723)
Changes in subsidiaries		—	—	—	—	—	—	—	22,303	22,303
Changes in ownership interests in subsidiaries		—	(27,716)	—	—	—	—	(27,716)	162,674	134,958
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(9,225)	(9,225)	(7,354)	(16,579)
Acquisition of treasury shares		—	—	—	—	(883,220)	—	(883,220)	—	(883,220)
Others		—	(4,407)	—	5,364	—	(4,684)	(3,727)	(6,771)	(10,498)

Total transactions with owners of the controlling company		—	(65,704)	—	5,364	(883,220)	(612,094)	(1,555,654)	(134,665)	(1,690,319)

Balance as of December 31, 2020	￦	482,403	1,320,003	199,384	(1,380,918)	(2,391,523)	46,064,477	44,293,826	3,309,697	47,603,523

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2020, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2020, 2021 and 2022

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2022	￦	482,403	1,397,416	199,384	(666,985)	(2,508,294)	51,475,396	50,379,320	4,334,646	54,713,966
Comprehensive income:
Profit		—	—	—	—	—	3,157,536	3,157,536	428,421	3,585,957
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	67,167	67,167	38,602	105,769
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	126,278	—	—	126,278	6,856	133,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	49,516	—	(59,576)	(10,060)	(16)	(10,076)
Foreign currency translation differences, net of tax		—	—	—	52,725	—	—	52,725	(48,701)	4,024
Gain or losses on valuation of derivatives, net of tax		—	—	—	452	—	—	452	571	1,023

Total comprehensive income		—	—	—	228,971	—	3,165,127	3,394,098	425,733	3,819,831

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(82,110)	(460,238)
Interim dividends		—	—	—	—	—	(758,492)	(758,492)	—	(758,492)
Changes in subsidiaries		—	—	—	—	—	—	—	422,424	422,424
Changes in ownership interests in subsidiaries		—	(7,827)	—	—	—	—	(7,827)	425,871	418,044
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(15,007)	(16,494)
Variation due to split		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,512	—	58,003	—	58,003
Retirement of treasury stock		—	—	—	—	567,474	(583,485)	(16,011)	—	(16,011)
Share-based payment		—	12,115	—	—	—	—	12,115	—	12,115
Others		—	(907)	—	(5,976)	—	2,206	(4,677)	3,426	(1,251)

Total transactions with owners of the controlling company		—	12,872	(199,384)	(5,976)	615,986	(1,719,386)	(1,295,888)	953,988	(341,900)

Balance as of December 31, 2022	￦	482,403	1,410,288	—	(443,990)	(1,892,308)	52,921,137	52,477,530	5,714,367	58,191,897

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2021 and 2022

(in millions of Won)	Notes	2020		2021	2022
Cash flows from operating activities
Profit		￦	1,748,492	7,175,982	3,585,957
Adjustments for:
Depreciation			3,156,181	3,135,345	3,204,744
Amortization			465,558	444,100	488,835
Finance income			(1,185,934)	(1,270,044)	(1,943,661)
Finance costs			1,390,983	1,257,112	2,532,735
Income tax expense			224,272	2,213,827	461,534
Gain on disposal of property, plant and equipment			(15,548)	(12,016)	(18,502)
Loss on disposal of property, plant and equipment			142,126	95,720	111,082
Impairment losses on property, plant and equipment			27,040	311,520	213,183
Gain on disposal of intangible assets			(815)	(273)	(291)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(88,836)	(85,981)	(13,904)
Loss on disposal of investments in subsidiaries, associates and joint ventures			14,632	12,882	12,400
Share of profit of equity-accounted investees			(133,297)	(649,569)	(676,260)
Expenses related to post-employment benefits			248,324	243,567	228,611
Increase to provisions			184,984	159,592	289,915
Impairment loss on trade and other receivables			53,934	27,178	34,615
Loss on valuation of inventories			54,014	78,783	259,678
Impairment loss on goodwill and intangible assets			197,776	224,328	370,663
Gain on disposals of assets held for sale			(841)	(60,208)	(55,262)
Impairment losses on assets held for sale			5,030	—	—
Compensation for insured losses			(25,253)	(15,558)	(236,344)
Others, net			5,833	(21,456)	32,638

			4,720,163	6,088,849	5,296,409

Changes in operating assets and liabilities	40		2,855,908	(7,044,310)	(368,489)
Interest received			368,539	279,554	249,751
Interest paid			(624,399)	(433,794)	(560,766)
Dividends received			267,923	782,053	757,502
Income taxes paid			(650,889)	(588,969)	(2,773,599)

Net cash provided by operating activities		￦	8,685,737	6,259,365	6,186,765

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2020, 2021 and 2022

(in millions of Won)	Notes	2020		2021	2022
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(43,307,727)	(41,797,503)	(89,327,182)
Proceeds from disposal of short-term financial instruments			40,500,759	40,336,417	91,539,884
Acquisitions of long-term financial instruments			—	(289,612)	(21,638)
Increase in loans			(329,236)	(526,643)	(1,087,409)
Collection of loans			138,270	568,536	1,086,964
Acquisitions of securities			(338,063)	(300,807)	(493,054)
Proceeds from disposal of securities			448,125	273,935	332,724
Acquisitions of investment in associates and joint ventures			(141,785)	(492,435)	(518,158)
Proceeds from disposal of investment in associates and joint ventures			18,401	61,013	169,365
Acquisitions of property, plant and equipment			(3,154,412)	(3,068,591)	(4,927,586)
Proceeds from (payment for) disposal of property, plant and equipment			(42,530)	(11,117)	864
Acquisitions of investment property			(976)	(91,880)	(1,561)
Proceeds from disposal of investment property			250	3,809	23,401
Acquisitions of intangible assets			(300,645)	(431,122)	(492,873)
Proceeds from disposal of intangible assets			79,011	9,485	7,748
Proceeds from disposal of assets held for sale			37,680	67,293	111,488
Increase in cash from acquisition of business, net of cash acquired			—	5,472	—
Cash received from disposal of business, net of cash transferred			77,488	—	—
Collection of lease receivables			61,567	97,701	54,614
Cash outflows due to business combinations			—	—	(901,223)
Cash received as compensation for insured losses			—	—	236,344
Others, net			(5,442)	2,542	(12,583)

Net cash used in investing activities			(6,259,265)	(5,583,507)	(4,219,871)

Cash flows from financing activities
Proceeds from borrowings			4,410,387	4,358,955	4,553,746
Repayment of borrowings			(3,644,057)	(3,719,542)	(4,138,054)
Proceeds from (repayment of) short-term borrowings, net			35,525	(329,897)	1,764,569
Payment of cash dividends			(659,145)	(1,310,920)	(1,218,405)
Payment of interest of hybrid bonds			(16,539)	(16,493)	(16,494)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			176,062	660,488	577,330
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(11,473)	(16,138)	(16,336)
Repayment of lease liabilities			(217,312)	(281,288)	(268,082)
Acquisition of treasury shares			(883,219)	(116,771)	—
Repayment of redeemable convertible preferred shares			(278,581)	—	—
Others, net			(2,516)	2,940	81,134

Net cash provided by (used in) financing activities	40		(1,090,868)	(768,666)	1,319,408

Effect of exchange rate fluctuation on cash held			(95,272)	112,950	(8,740)

Net increase in cash and cash equivalents			1,240,332	20,142	3,277,562
Cash and cash equivalents at beginning of the period	5,10		3,515,246	4,755,578	4,775,720

Cash and cash equivalents at end of the period	5,10	￦	4,755,578	4,775,720	8,053,282

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2021 and 2022

1.	General Information
General information about POSCO HOLDINGS INC., its 45 domestic subsidiaries including POSCO, 135 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 130 associates and joint ventures are as follows:

(a)	The controlling company
POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.
On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off
of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..
As of December 31, 2022, POSCO HOLDINGS INC.’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	7,706,725	9.11
BlackRock Fund Advisors(*1)	4,390,734	5.19
The Government of Singapore	3,336,926	3.95
Nippon Steel Corporation	2,894,712	3.42
FMR LLC (Fidelity Management&Research)	2,783,481	3.29
Others	63,458,652	75.04

	84,571,230	100.00

(*1)	Includes shares held by subsidiaries and others.
As of December 31, 2022, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Consolidated subsidiaries
Details of consolidated subsidiaries as of December 31, 2021 and 2022 are as follows:

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Domestic]

POSCO	Steel, rolled products and plates	—	—	—	100.00	—	100.00	Pohang
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO STEELEON CO., Ltd. (formerly, COATED & COLOR STEEL Co., Ltd.)	Coated steel manufacturing	56.87	—	56.87	—	56.87	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO O&M CO.,Ltd.	Business facility maintenance	47.17	52.83	100.00	47.17	52.83	100.00	Seoul
POSCO A&C	Architecture and consulting	45.66	54.34	100.00	45.66	54.34	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	59.94	67.44	—	69.32	69.32	Seoul
POSCO CHEMICAL CO., LTD.	Refractories, Anode/Cathode materials manufacturing and sales	59.72	—	59.72	59.76	—	59.76	Pohang
POSCO FLOW Co., Ltd. (formerly, POSCO-Terminal Co., Ltd.)	Transporting and warehousing	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	—	48.85	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
PNR	Steel by product manufacturing and sales	70.00	—	70.00	—	70.00	70.00	Pohang
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co, LTD.	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Domestic]
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	—	—	Pohang
POSCO Research & Technology	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	75.49	24.51	100.00	—	100.00	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, energy & resource development and others	62.91	0.03	62.94	62.92	—	62.92	Incheon
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM fund no1	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO MOBILITY SOLUTION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	51.00	51.00	—	51.00	51.00	Gwangyang
Posco New Growth	Investment in venture companies	99.66	0.34	100.00	99.67	0.18	99.85	Seoul
IMP Fund I	Investment in venture companies	98.04	—	98.04	98.04	—	98.04	Pohang
POSCO-Pilbara LITHIUM SOLUTION CO., Ltd.	Lithium manufacturing and sales	100.00	—	100.00	82.00	—	82.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	65.00	—	65.00	—	65.00	65.00	Gwangyang
Consus Pf private Real Estate Fund	REITs	—	66.67	66.67	—	66.67	66.67	—
New Energy Hub	Electricity and gas supply	87.44	12.56	100.00	50.00	50.00	100.00	Gwangyang
Posco Busan New deal Fund	Investment in venture companies	—	32.00	32.00	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	54.53	54.53	—	54.53	54.53	Shinahn
eSteel4U	Wholesales and retail	—	—	—	—	61.12	61.12	Seoul
POSCO Social Investment Fund	Investment in venture companies	—	—	—	20.00	50.00	70.00	Pohang

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Domestic]
POSCO Silicon Solution Co., Ltd (formerly, TERA TECHNOS CO., Ltd.)	Other enginerring R&D industries	—	—	—	100.00	—	100.00	Sejong
Consus Pf Private Real Estate Fund No.2	Real estate development	—	—	—	—	66.67	66.67	—
POSCO GS Eco Materials Co., Ltd	Rechargeable battery	—	—	—	100.00	—	100.00	Seoul
POSCO Lithium Solution Co., Ltd.	Lithium manufacturing and sales	—	—	—	100.00	—	100.00	Gwangyang
[Foreign]
POSCO America Corporation	Research&Consulting	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCAN ELKVIEW COAL LTD.	Coal sales	—	100.00	100.00	—	—	—	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	70.00	—	70.00	—	70.00	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co.Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel Marketing, demand development and technology research	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO-India Private Limited	Steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	44.66	55.34	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	83.28	14.88	98.16	83.28	14.88	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	74.56	—	74.56	—	74.56	74.56	Thailand
HUNCHUN POSCO HMM INTERNATIONAL LOGISTICS CO., LTD.	Logistics	—	81.55	81.55	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	—	100.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	33.91	66.09	100.00	—	100.00	100.00	China
PT.Krakatau Posco Chemical Calcination	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	—	95.42	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company,Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD.	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	—	43.00	43.00	China
POSCO(Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	30.00	70.00	100.00	—	100.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO ICT China CO.,LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	—	70.00	70.00	Slovenia

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnacemaintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	Turkey
POSCO Vietnam Processing Center. Co.,Ltd	Steel manufacturing and sales	94.05	5.95	100.00	94.05	5.95	100.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	70.51	21.69	92.20	70.51	21.69	92.20	Indonesia
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Steel manufacturing and sales	51.00	—	51.00	—	51.00	51.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	50.00	—	50.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V..	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL INDIA PVT., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	60.00	—	60.00	18.70	41.30	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
POSCO CHEMICAL Free Zone Enterprise	Refractory Construction	—	100.00	100.00	—	—	—	Nigeria
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	100.00	—	100.00	100.00	—	100.00	Poland

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

	Principal operations	Ownership (%)						Region
		December 31, 2021			December 31, 2022
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	Extraction of Crude petroleum and Natural gas	—	100.00	100.00	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	100.00	100.00	—	100.00	100.00	Singapore
Senex Holdings PTY LTD(*1)	Extraction of Crude petroleum and Natural gas	—	—	—	—	50.10	50.10	Australia
Posco International Mexico e-Mobility S.A DE C.V.	Electric Vehicle Parts Manufacturing	—	—	—	—	100.00	100.00	Mexico
POSCO CHEMICAL CANADA INC.	Holding company	—	—	—	—	100.00	100.00	Canada
ULTIUM CAM GP INC.	Holding company	—	—	—	—	85.00	85.00	Canada
ULTIUM CAM LIMITED PARTNERSHIP	Anode material manufacturing	—	—	—	—	85.00	85.00	Canada
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	Steel manufacturing and sales	—	—	—	68.57	31.43	100.00	China
POSCO BRAZIL LTDA	Office Administration, Management Consulting	—	—	—	—	100.00	100.00	Brazil

(*1)	Senex Holdings PTY LTD includes 19 subsidiaries including Senex Energy Limited.
The controlling company’s interests in the subsidiaries increased by
￦
83,546
 million (POSCO CHEMICAL CO., LTD and others) and decreased by
￦
7,827
 million (POSCO CHEMICAL CO., LTD and others) in 2021 and 2022, respectively, as a result of changes in the Company’s ownership investment in subsidiaries that did not result in a loss of control.
POSCO HOLDINGS INC. received dividends of
￦
133,125 million and
￦
122,838 million from its subsidiaries in aggregate in 2021 and 2022, respectively.
As of December 31, 2022, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(c)	Details of non-controlling interest as of and for the years ended December 31, 2020, 2021 and 2022 are as follows:

1)	December 31, 2020

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL Co., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	3,992,996	503,633	774,817	4,614,481	465,158	7,207,141	17,558,226
Non-current assets		3,410,528	2,366,359	1,229,349	1,823,229	187,415	4,789,484	13,806,364
Current liabilities		(2,649,187)	(1,722,805)	(203,443)	(2,933,668)	(278,335)	(6,354,111)	(14,141,549)
Non-current liabilities		(1,816,160)	(1,235,948)	(833,857)	(978,672)	(24,132)	(1,727,139)	(6,615,908)
Equity		2,938,177	(88,761)	966,866	2,525,370	350,106	3,915,375	10,607,133
Non-controlling interests		1,089,082	(26,628)	374,582	1,191,998	121,200	1,330,280	4,080,514
Sales		19,230,652	1,691,310	1,524,146	6,943,725	935,958	21,059,978	51,385,769
Profit (loss) for the period		173,155	(179,403)	29,720	315,139	8,961	(44,660)	302,912
Profit (loss) attributable to non-controlling interests		64,183	(53,821)	11,514	148,748	3,102	(19,899)	153,827
Cash flows from operating activities		324,822	62,276	11,021	451,803	21,403	123,108	994,433
Cash flows from investing activities		(38,535)	212	(162,861)	(398,937)	(4,841)	(93,565)	(698,527)
Cash flows from financing activities (before dividends to non-controlling interest)		(99,765)	(45,207)	122,736	9,475	(302)	(192,311)	(205,374)
Dividend to non-controlling interest		(32,004)	—	(9,451)	(9,867)	(2,628)	(6,102)	(60,052)
Effect of exchange rate fluctuation on cash held		(2,425)	(1,421)	(398)	(2,220)	(74)	702	(5,836)
Net increase (decrease) in cash and cash equivalents		152,093	15,860	(38,953)	50,254	13,558	(168,168)	24,644

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	December 31, 2021

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL Co., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	5,952,771	968,129	2,071,307	5,221,691	423,422	9,496,214	24,133,534
Non-current assets		3,322,590	2,388,139	1,708,558	1,929,362	185,508	4,772,409	14,306,566
Current liabilities		(4,537,785)	(1,155,003)	(604,333)	(3,100,971)	(263,794)	(7,918,852)	(17,580,738)
Non-current liabilities		(1,666,455)	(1,778,668)	(835,222)	(1,306,648)	(10,051)	(1,706,779)	(7,303,823)
Equity		3,071,121	422,597	2,340,310	2,743,434	335,085	4,642,992	13,555,539
Non-controlling interests		1,138,360	126,779	942,660	1,294,925	116,000	1,542,960	5,161,684
Sales		30,545,740	2,694,601	1,939,524	6,693,933	832,127	28,538,963	71,244,888
Profit (loss) for the period		223,845	500,801	128,960	266,821	(18,802)	690,197	1,791,822
Profit (loss) attributable to non-controlling interests		82,972	150,240	51,944	125,942	(6,509)	189,590	594,179
Cash flows from operating activities		(235,359)	151,393	36,745	113,021	(18,494)	130,828	178,134
Cash flows from investing activities		(91,619)	(4,022)	(639,965)	(243,463)	(17,309)	(86,585)	(1,082,963)
Cash flows from financing activities (before dividends to non-controlling interest)		279,529	(81,187)	595,521	36,359	(226)	9,604	839,600
Dividend to non-controlling interest		(32,004)	—	(7,370)	(9,867)	(2,628)	(7,671)	(59,540)
Effect of exchange rate fluctuation on cash held		1,937	3,916	6	3,048	3	6,216	15,126
Net increase (decrease) in cash and cash equivalents		(77,516)	70,100	(15,063)	(100,902)	(38,654)	52,392	(109,643)

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

3)	December 31, 2022

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO CHEMICAL Co., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	￦	5,289,899	1,125,123	1,832,804	5,326,049	585,766	10,305,149	24,464,790
Non-current assets		3,470,861	3,062,378	2,261,649	2,033,432	226,598	7,264,540	18,319,458
Current liabilities		(3,809,495)	(2,486,616)	(920,656)	(3,372,310)	(419,452)	(8,680,121)	(19,688,650)
Non-current liabilities		(2,203,923)	(834,456)	(938,447)	(1,076,909)	(4,431)	(2,094,774)	(7,152,940)
Equity		2,747,342	866,429	2,235,350	2,910,262	388,481	6,794,794	15,942,658
Non-controlling interests		1,018,764	433,214	899,416	1,373,670	134,484	2,480,625	6,340,173
Sales		32,532,465	3,006,300	3,041,287	8,376,559	1,101,037	34,933,760	82,991,408
Profit (loss) for the period		323,749	140,967	114,365	174,061	42,832	269,926	1,065,900
Profit (loss) attributable to non-controlling interests		120,052	70,483	46,016	82,158	14,828	106,091	439,628
Cash flows from operating activities		480,927	342,484	(27,009)	(54,506)	(594)	68,906	810,208
Cash flows from investing activities		(389,092)	(372,345)	(26,492)	160,750	3,973	(619,072)	(1,242,278)
Cash flows from financing activities (before dividends to non-controlling interest)		136,954	(115,046)	107,266	154,946	(561)	614,001	897,560
Dividend to non-controlling interest		(36,585)	—	(9,360)	(14,800)	(2,628)	(16,921)	(80,294)
Effect of exchange rate fluctuation on cash held		853	12,690	(2,469)	(450)	(35)	(1,412)	9,177
Net increase (decrease) in cash and cash equivalents		193,057	(132,217)	41,936	245,940	155	45,502	394,373

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(d)	Details of associates and joint ventures

1)	Associates
Details of associates as of December 31, 2021 and 2022 are as follows:

		Ownership (%)		Region
Investee	Category of business	2021	2022
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	26.72	26.72	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	42.82	27.23	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	19.00	18.76	Hwaseong
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
Daesung Steel(*1)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2	Investment in new technologies	38.47	38.57	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.86	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	20.00	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Western Inland highway CO.,LTD.(*4)	Construction	20.39	—	Incheon
Pocheon-Hwado Highway Corp.	Investment in Expressway	23.27	27.64	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.13	Seoul
Samcheok Blue Power Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC Amberstone Private Equity Fund II(*1)	Private equity trust	19.91	19.91	Seoul
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	14.68	15.34	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation and other	18.00	18.00	Seoul
RPSD Project Co., Ltd(*4)	Real estate development	29.00	—	Incheon

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

		Ownership (%)		Region
Investee	Category of business	2021	2022
[Domestic]
PCC EV Fund(*3)	Investment in new technologies business	18.18	—	Pohang
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
2019 PCC Materials and Parts Fund(*1)	Investment in new technologies business	8.70	8.70	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
KPGE Inc.(*3)	Wholesales and retail, generator material, trade	25.00	—	Busan
CURO CO.,LTD.(*1)	Manufacturing, construction	0.54	0.53	Ulsan
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(*1)	Investment in new technologies business	8.77	8.77	Pohang
Energy Innovation Fund I(*1)	Investment in new technologies business	10.11	10.11	Pohang
Consus PS development Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
PCC-BM Project Fund 2(*1)	Investment in new technologies business	13.70	13.70	Pohang
G&G Technology Innovation Fund No.1(*1)	Investment in new technologies business	13.97	13.97	Seongnam
NPX-PCC Edutech Fund(*1)	Investment in new technologies business	19.96	19.96	Pohang
C&-PCC I Fund(*1)	Investment in new technologies business	0.68	0.68	Pohang
2020 POSCO-MOORIM Bio New Technology Fund(*1)	Investment in new technologies business	5.00	5.00	Pohang
PCC-KAI Secondary I Fund(*1)	Investment in new technologies business	19.12	19.12	Seoul
Human Eco-Land Co., Ltd.(*4)	Sewage facilities management	27.95	—	Ansan
2021 PCC Bio New Technology Fund(*1)	Investment in new technologies	5.45	5.45	Pohang
Consus BG Private Real Estate Fund No.2	Real estate development	50.00	50.00	Seoul
Consus OS Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
Consus NewDeal Infra Development Specialized Private Special Asset Investment Trust 1	Investment Association	40.00	40.00	Seoul
Hybrid ESG Secondary Venture No.1(*1)	Investment Association	18.27	18.27	Pohang
PCC-Xinova PRE-IPO Fund(*1,2)	Investment in new technologies business	—	9.09	Pohang
PCC-Bailey Project Fund(*1,2)	Investment in new technologies business	—	7.27	Pohang
Erae Ams Co.,Ltd.(*1,2)	Automotive parts manufacturing	—	16.66	Daegu
CR Inotech Co., Ltd.(*1,2)	Manufacturing	—	19.00	Gwangyang
Posco JK Solid Solution Co., ltd.(*2)	Material manufacturing for rechargeable battery	—	40.00	Yangsan
[Foreign]
VSC POSCO Steel Corporation(*3)	Steel processing and sales	50.00	—	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Thailand
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*4)	Tinplate manufacturing and sales	34.00	—	China
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

		Ownership (%)		Region
Investee	Category of business	2021	2022
[Foreign]
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.	Investments management	10.40	25.85	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	19.00	19.00	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	22.10	22.10	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Anode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.	Financial Holdings	30.00	30.00	Netherlands
FQM Australia Holdings Pty Ltd	Non-ferrous metal Mining	30.00	30.00	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	19.09	13.01	China
Black Rock Mining LTD(*1)	Mining	14.81	12.90	Australia
Inner Mongolia Sinuo New Material Technology Co.,Ltd(*1,2)	Artificial Graphite manufacturing	—	12.85	China
ZHANGJIAGANG XIAO-SHA COIL SERVICE CENTER CO.,LTD(*1,2)	Steel processing and sales	—	17.50	China
TMK Gulf International Pipe Industry L.L.C.(*1,2)	Manufacturing	—	6.77	Oman

(*1)	The Company has determined that it has significant influence even though the Company’s percentage of ownership is less than 20% considering the composition of board of directors.
(*2)	During the year ended December 31, 2022, the entities were newly included in associates due to acquisition or establishment.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*3)	During the year ended December 31, 2022, the entities were excluded from associates due to liquidation.
(*4)	During the year ended December 31, 2022, the entities were excluded from associates due to sale of interest, etc.

2)	Joint ventures
Details of joint ventures as of December 31, 2021 and 2022 are as follows:

		Ownership (%)
Investee	Category of business	2021	2022	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
Eco Energy Solution Co., ltd.(*2)	Service	—	50.00	Seoul
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
PT. POSMI Steel Indonesia(*1)	Steel processing and sales	36.69	—	Indonesia
CSP—Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
Kwanika Copper Corporation(*1)	Energy & resource development	34.04	—	Canada
DMSA/AMSA	Energy & resource development	3.89	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd	Steel manufacturing and sales	50.00	50.00	China

(*1)	During the year ended December 31, 2022, the entities were excluded from joint ventures due to sales of interest, etc.
(*2)	During the year ended December 31, 2022, the joint venture was newly established.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(e)	Newly included subsidiaries
Consolidated subsidiaries acquired or newly established during the year ended December 31, 2022 are as follows:

Company	Date of addition	Ownership (%)	Reason
Senex Holdings PTY LTD and subsidiaries (formerly, K-A Energy 1 PTY LTD) (*1,2)	January 2022	50.10	New establishment
POSCO	March 2022	100.00	Spin-off from the controlling company
Posco International Mexico e-Mobility S.A DE C.V.	March 2022	100.00	New establishment
eSteel4U	April 2022	61.12	New establishment
POSCO social investment fund	April 2022	70.00	New establishment
POSCO CHEMICAL CANADA INC.	June 2022	100.00	New establishment
POSCO Silicon Solution Co., Ltd (formerly, TERA TECHNOS CO., Ltd.)	July 2022	100.00	New addition
ULTIUM CAM GP INC.	September 2022	85.00	New establishment
ULTIUM CAM LIMITED PARTNERSHIP	September 2022	85.00	New establishment
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	September 2022	100.00	Spin-off from POSCO(Wuhu) Automotive Processing Center Co., Ltd.
Consus Pf Private Real Estate Fund No.2	September 2022	66.70	New establishment
POSCO BRAZIL LTDA	October 2022	100.00	New establishment
POSCO GS Eco Materials Co., Ltd	October 2022	100.00	New establishment
POSCO Lithium Solution Co., Ltd.	December 2022	100.00	New establishment

(*1)	During the year ended December 31, 2022, K-A Energy 1 PTY LTD changed its name to Senex Holdings PTY LTD.
(*2)	The subsidiary acquired 100% shares of Senex Energy Limited in April 2022.

(f)	Loss of controls
Subsidiaries for which the Company has lost control during the year ended December 31, 2022 are as follows:

Company	Date of exclusion	Reason
POSCAN ELKVIEW COAL LTD.	August 2022	Merged into POSCO Canada Ltd.
2015 POSCO New technology II Fund	December 2022	Liquidation
POSCO CHEMICAL Free Zone Enterprise	December 2022	Liquidation

2.	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
The consolidated financial statements were authorized
for issuance
by management on April 27, 2023.

Basis	of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
During the year ended December 31, 2022, the Company recognized
￦
207,072 million and
￦
95,278 million of impairment loss for property, plant and equipment and inventories in its production facility, including Pohang works due to the flooding of the Naengcheon stream in Pohang in September 2022.

A
s further explained in Note 9 and 14.
During the year ended December 31, 2022, the Company assessed the extent of flood damage to its significant property, plant and equipment, as well as its inventories, and estimated the resulting impairment loss based on available information. While the extent of damage to the insured property, plant and equipment is still being evaluated, the Company has received insurance payments of
￦
234,000 million as of the year end. However, the final amount and timing of additional
insurance payments have not yet been determined.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 15 - Goodwill and other intangible assets, net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 30 - Revenue – contract for revenue recognized over time

•	Note 36 - Income taxes

•	Note 39 - Commitments and contingencies

(c)	Measurement of fair value
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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

Changes in Accounting Policies
Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2022 described below, the Company has consistently applied accounting policies in these consolidated financial statements for all periods presented.

(a)	IAS No.16 “Property, plant and equipment”
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. The cumulative effect of the initial adoption of the amendments is recognized by adjusting the beginning balance of retained earnings on the start date of earliest period presented for comparison. The amendments did not have any impact on the beginning balances of the consolidated financial statements.

(b)	IFRS No.3 “Business Combinations”
The definition of assets and liabilities to be recognized is amended to refer to the revised conceptual framework for financial reporting. However, the amendments add an exception which allows IFRS No. 37 “Provisions, contingent liabilities and contingent assets” and IFRIC No. 21 “Levies” to be applied to the liabilities and contingent liabilities included in the scope of these standards. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments are applied to business combination
s
occurred on or after January 1, 2022.

(c)	I A S No.37 “Provisions, Contingent Liabilities and Contingent Assets” —Onerous Contracts: Cost of Fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The cumulative effect of the first application of the amendment is recognized by adjusting the beginning balance of retained earnings on the date of initial application. The amendments did not h av
e any impact on the beginning balances of the consolidated financial statements.

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-10 years
Furniture and fixtures	3-20 years
Lease assets	2-30 years
Bearer plants	20 years

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.
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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures encompass the evaluation of oil fields, the construction of oil and gas wells, drilling for feasibility and other related activities. Upon completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditures.
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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies.

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
Management estimates the recoverable amount of an individual asset. If it is not feasible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company determined that individual operating entities are CGUs.
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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
Emission rights held for the purpose of performing the obligation are classified as intangible asset. They are initially measured at cost and subsequently carried at cost less accumulated impairment losses.
The Company derecognizes an emission right asset when the emission allowance becomes unusable, is disposed of or submitted to government, and where future economic benefits are no longer expected to be probable.

(b)	Emission liability
Emission liability is a present obligation to submit emission rights to the government for the emission of greenhouse gas. It is recognized when there is a high possibility of outflows of resources in performing the obligation and the associated costs can be estimated reliably. The emission liability represents the estimated obligation for submission of emission rights to the government during the performance period. It is measured based on the expected quantity of emission during the performance period in excess of the available emission allowance and the market unit price of such emission rights at the end of the reporting period. The emission liability is derecognized when the emissions rights are submitted to the government.
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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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
For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” in the respective contracts. The Company’s export contracts typically stipulate transfer of control to the customer at the shipment of the products. Invoices are usually issued on the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.
The Company offers certain discount when the customer makes payments prior to the due date in the invoice in accordance with the payment terms. The Company recognized revenue only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the credit term period elapses.

(b)	Transportation service
Revenue for the transportation services performance included in the Company’s product sales contracts is recognized over the period when in which the services are provided. Revenue is measured by reference to the degree to which the service has been completed. The billing date and payment terms for the service charge are the same as those for the sale of goods.

(c)	Construction contracts
In the case of construction contracts where the Company renders construction services for plants, etc., the customer controls the assets as they are being constructed. This is because under those contracts, the Company performs construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Company is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the outcome of

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

the contract can be reliably estimated, the Company recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activities as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed excluding contract cost incurred that do not reflect the stage of completion to date bear to the estimated total contract costs.
If the outcome of the contract cannot be reliably estimated, revenue is recognized only to the extent of the contract costs that are probable to be recovered. If it is probable that the total contract costs will exceed the total contract revenue, expected losses are immediately recognized in profit or loss.
The Company issues an invoice to the customer upon receipt of the customer’s progress confirmation, and payment is typically due within 45 days from the invoice date.

(d)	Certain construction contracts for apartments
For certain construction service contracts for apartments where the criterion of an enforceable right to payment for performance is met under IFRS No. 15, revenue is recognized based the percentage completion, even if legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period. Such recognition is done by considering the terms and conditions described in the relevant law and contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for apartments and shopping centers, where the criterion of an enforceable right to payment for performance is not met during the construction period, revenue is recognized upon completion of construction when the control of the apartments and shopping centers is
transferred to customers.
The billing and settlement terms of the
pre-sale
contract vary depending on the contract terms.
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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

With regard to Construction segment in Green Infrastructure business, segment profit and loss is determined in accordance with IFRS except that revenues and expenses from the development and sale of certain residential real estates are determined by reference to the stage of completion, while in the consolidated financial statements, they are recognized when the title to the real estates is transferred to the buyer.
For the other segments, segment profit and loss is determined in accordance with IFRS without any allocation of corporate expenses.
The accounting policies used in reporting segment information are consistent with the accounting policies used in the preparation of the consolidated financial statements except the assets and liabilities related to certain real estate contract revenue of the construction segment explained above which are determined by reference to the stage of completion of the contract activity at the end of each period. Corporate expenses are not allocated to segments in determining segment profit and loss. In addition, segment assets and liabilities, are not allocated to segments either. The assets and liabilities of each segment presented in Note 41 are based on the separate financial statements of the entities belong to each segment.
In addition, there are a variety of transactions amongst the reportable segments. These transactions include sales and purchase of products, materials and property, plant and equipment, and rendering of construction service and so on.
Share-based payment
For share based payment transactions in which shares or stock options are granted to employees in exchange for goods or services received, if the fair value of the goods or services received cannot be measured reliably, the fair value of goods or services received is indirectly measured based on the fair value of equity instruments, and the amount is recognized as employee benefits (current expense) and equity during the vesting period. If the vesting condition of a share option is other than service condition or market condition, the recognized employee cost is adjusted to be determined based on the actual quantity of the stock option to be totally vested.
Joint Arrangements
A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.
New standards and interpretations not yet adopted
A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(a)	IAS No. 12 “Income Tax”—Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	IAS No. 1 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current
The amendment clarifies that the classification of current and non-current
liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment was initially
effective for annual periods beginning on or after January 1, 2023. However, the International Accounting Standards Board has published an amendment that postponed
the effective date of this amendment to fiscal years beginning on or after January 1, 2024. The Company expects that an exchangeable bond
(￦
1,358,294 million as of December 31, 2022) will be reclassified from non-current
liabilities to current liabilities upon the adoption of the amendments.

(c)	IAS No. 1 “Presentation of Financial Statements”—Disclosure of Accounting Policies
Material accounting policy information considering with other information included in financial statements is expected to influence the decisions of primary users of financial statements, and is required to be disclosed. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company is analyzing the effect of the amendments to the consolidated financial statements.

(d)	IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”—Definition of Accounting Estimates
For accounting estimates defined as monetary amounts in the financial statements, a change in measurement techniques or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(e)	IAS No. 1 “Presentation of Financial Statements”—Disclosure of gains and losses on valuation of financial liabilities with exercise price adjustment conditions
When all or part of a financial instrument subject to the condition in which the exercise price is adjusted according to changes of the issuer’s stock price, is classified as a financial liability, the

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

carrying amount of the financial liability and related gains and losses are required to be disclosed. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(f)	IFRS No. 16 “Leases”—Lease Liability in a Sale and Leaseback
The amendment confirms that the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction. After initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted.

(g)	IAS No. 1 “Presentation of Financial Statements”—Non-current Liabilities with Covenants
The amendment clarifies that covenants with which an entity must comply after the reporting date do not affect a liability’s classification at the reporting date. However, when non-current liabilities are subject to future covenants, the entity will need to disclose information to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company does not expect the effect of the amendment to the consolidated financial statements to be significant.
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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

4)	Market risk
Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk
The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions. Based on this policy, the Company manages currency risk considering characteristics of respective segments. The entities in the steel segment reduce the foreign currency exposure by repayment of foreign currency borrowings at maturities related to investment in overseas when the entities have excessive foreign currency. In addition, the entities in Steel segment are using forward exchange contract for hedging foreign currency risks relating to foreign currency borrowings. The entities in the Construction segment of the Green infrastructure business have hedged foreign currency risks by using forward exchange contracts. Entities in the Trading segment of the Green infrastructure business have hedged foreign currency risks from net exposure of foreign currency receivables and payables using forward exchange contracts.

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
As of December 31, 2022, the financial instruments with USD LIBOR and CD rate as the benchmark rates are mostly associated with interest rate benchmark reform risk. The

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

Company is exposed to a variety of risks: legal risk, process risk, and operational risk, due to the modification of contract.
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
As of December 31, 2022, USD LIBOR and CD floating rate loans, borrowings, and derivatives are exposed to interest rate benchmark reform risk. For some USD LIBOR floating rate financial instruments, the Company completed the modification of contracts by December 31, 2022. The termination of the publication of USD LIBOR date is expected to be June 30, 2023 but is subject to change. The Company plans to replace USD LIBOR with SOFR immediately after cessation.
In July 2019, changes related to the methodologies to determine Euribor were made and Belgium Financial Services and Markets Authority granted the continuity of Euribor usage based on the European Union Benchmark Regulation. The Company did not make a transition from Eurbior to alternative benchmark rate, and expects to continue to use Euribor.
The Company manages the alternative benchmark rate transition by modifying the clause such as IBOR related to uncompleted interest rate benchmark reform. The progress of transition is managed by comparing the financial instruments with transition not yet completed and financial instruments for which modification of clause completed. The Company deems the transition as not yet completed for financial instruments even if the clause in the contract has been modified.
Financial instruments classified as transition not yet completed as of December 31, 2022 are as follows:

(in millions of Won)	USD LIBOR(* 3)
Category(* 4)	Transition not yet completed		Modification of clause completed
Non-derivative financial assets(* 1)
Loans	￦	3,802	—
Non-derivative financial liabilities(* 1)
Borrowings		2,553,006	15,971
Derivatives(* 2)
Interest rate swap		35,781	7,357

(*1)	Based on nominal amount
(*2)	Based on related financial assets (liabilities) amount
(*3)	Excluded financial instruments with maturity date before June 30, 2023
(*4)	Excluded financial instruments not obligated to use alternative benchmark rate as of December 31, 2022

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

Financial instruments using USD LIBOR that mature before June 30, 2023, and have not yet transitioned to alternative reference rates include borrowings of
￦
211,969 million, loans of
￦
22,811 million, and derivative assets

(liabilities) of
￦
8,236 million. The transition to alternative benchmark rate is not needed as the USD LIBOR publishment will continue until maturity.

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
Net
borrowing-to-equity
ratio as of December 31, 2021 and 2022 is as follows:

(in millions of Won)	2021		2022
Total borrowings	￦	21,741,216	24,305,662
Less: Cash and cash equivalents		4,775,166	8,053,108

Net borrowings		16,966,050	16,252,554
Total equity		54,713,966	58,191,897

Net borrowings-to-equity ratio		31.01%	27.93%

5.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Cash	￦	8,940	7,510
Demand deposits and checking accounts		2,310,431	2,826,227
Time deposits		947,904	2,638,838
Other cash equivalents		1,507,891	2,580,533

	￦	4,775,166	8,053,108

As of December 31, 2022, cash and cash equivalents amounting to
￦
7,638 million of subsidiaries of the Company, such as POSCO, is restricted.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

6.	Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Current
Trade accounts and notes receivable	￦	9,266,729	8,695,788
Finance lease receivables		126	—
Unbilled Due from customers for contract work		1,027,039	1,340,146
Less: Allowance for doubtful accounts		(314,955)	(333,792)

	￦	9,978,939	9,702,142

Non-current
Trade accounts and notes receivable	￦	113,370	68,342
Less: Allowance for doubtful accounts		(50,165)	(44,309)

	￦	63,205	24,033

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of December 31, 2021 and December 31, 2022, the carrying amounts of such secured borrowings are
￦
270,101
 million and
￦
215,133
 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Contents	2021		2022
Officers and employees	Songdo apartment rental contract	￦	75	—
ZHAOHUUI PROSPERITY INT’L LTD	Office Rental		51	—

		￦	126	—

(c)	As of December 31, 2021 and 2022, the Company’s gross investment and net investment in the leases are as follows:

(in millions of Won)	2021		2022
Less than 1 year	￦	126	—
Undiscounted lease payments		126	—

Present value of minimum lease payment	￦	126	—

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

7.	Other Receivables

(a)	The details of other receivables as of December 31, 2021 and 2022, are as follows:

(in millions of Won)	2021		2022
Current
Loans	￦	331,692	278,346
Other accounts receivable		1,305,383	1,381,804
Accrued income		350,301	334,741
Deposits		130,011	131,468
Others		17,705	23,201
Lease receivables		63,568	46,764
Less: Allowance for doubtful accounts		(94,051)	(83,627)

	￦	2,104,609	2,112,697

Non-current
Loans	￦	884,990	1,082,139
Other accounts receivable		196,018	237,161
Accrued income		121,041	121,783
Deposits		390,971	292,722
Lease receivables		80,317	55,312
Less: Allowance for doubtful accounts		(258,194)	(268,786)

	￦	1,415,143	1,520,331

(b)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2021		2022
Pohang University of Science and Technology	Lease contract	￦	—	7,738
Korea Business Angels Association	Lease contract		—	2,621
HEUNG-A SHIPPING CO., LTD., HEUNG-A LINE CO., LTD., MSC	6 Container Ships, 4 Tankers		119,636	88,573
KOGAS, ONGC Videsh Limited, GAIL(India) Limited, Myanmar Oil and Gas Enterprise	Helicopter, Ship, Office, Jetty		24,249	3,144

		￦	143,885	102,076

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(c)	As of December 31, 2021 and 2022, total and net lease investments in the leases are as follows:

(in millions of Won)	2021		2022
Less than 1 year	￦	63,782	48,127
1 year - 3 years		58,589	19,861
3 years - 5 years		5,388	5,371
Over 5 years		52,634	64,811

Undiscounted lease payments		180,393	138,170
Unrealized interest income		(36,508)	(36,094)

Present value of minimum lease payment	￦	143,885	102,076

8. Other Financial Assets
Other financial assets as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Current
Derivatives assets	￦	66,558	223,771
Debt securities		157,895	121,122
Deposit instruments(* 1,2)		2,709,171	2,558,946
Short-term financial instruments(* 2)		10,514,093	8,006,081

	￦	13,447,717	10,909,920

Non-current
Derivatives assets	￦	182,538	136,224
Equity securities(* 3)		1,466,061	1,462,088
Debt securities		3,968	78,901
Other securities(* 3)		430,998	632,469
Deposit instruments(* 2)		36,109	22,856

	￦	2,119,674	2,332,538

(*1)	As of December 31, 2021, ￦ 4,314 million is restricted in use for a government project.
(*2)	As of December 31, 2021 and 2022, financial instruments amounting to ￦ 83,738 million and ￦ 73,192 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)	As of December 31, 2021 and 2022, ￦ 189,198 million and ￦ 153,640 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

9.	Inventories

(a)	Inventories as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Finished goods	￦	2,583,191	2,508,370
Merchandise		1,326,736	1,237,203
Semi-finished goods		2,902,717	3,453,150
Raw materials		3,777,112	4,171,049
Fuel and materials		917,906	1,109,100
Construction inventories		1,597,719	1,131,776
Materials-in-transit		3,051,786	2,738,439
Others		101,133	100,873

		16,258,300	16,449,960

Less: Allowance for inventories valuation		(161,929)	(316,557)

	￦	16,096,371	16,133,403

(b)	The changes in allowance for inventories valuation for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Beginning	￦	216,143	131,642	161,929
Loss on valuation of inventories		54,014	78,783	259,678
Utilization on sale of inventories		(132,707)	(49,528)	(97,749)
Others		(5,808)	1,032	(7,301)

Ending	￦	131,642	161,929	316,557

During the year ended December 31, 2022, in addition to loss on valuation of inventories,
￦
95,278 million of damage caused by the flooding of the Naengcheon stream in Pohang was directly recognized in cost of sales.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

10.	Assets Held for Sale
Details of assets held for sale as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021				2022
	The controlling company(*1,2,3)		Subsidiaries(*6)	Total	Subsidiaries(*3,6)
Asset
Cash and cash equivalents(*4)	￦	—	554	554	174
Account receivables and other receivables		—	956	956	648
Investment stock in joint ventures(*5,7)		—	13,044	13,044	—
Property, plant and equipment		29,236	30,995	60,231	10,552
Intangible assets		553	2,977	3,530	—
Others		—	155	155	629

	￦	29,789	48,681	78,470	12,003

Liability
Others	￦	185	4	189	5

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

(*3)
During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale for
￦
24,000 million. Meanwhile, the facility was transferred to the newly established company (POSCO) through vertical spin-off
during the year ended December 31, 2022. During the year ended December 31, 2022, the Company disposed of the assets held for sale for
￦
13,695 million. As of December 31, 2022, the remaining amount
￦
10,305 million is included in assets held for sale.

(*4)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2021 and December 31, 2022.
(*5)
During the year ended December 31, 2021, the Company decided to dispose of interests of POSCO(Guangdong) Automotive Steel Co, Ltd. which is classified investment in joint ventures as asset held for sale for
￦
13,044 million. The Company disposed of the investments in joint venture and recognized
￦
3,964 million of loss on disposal during the year ended December 31, 2022.

(*6)
During the year ended December 31, 2021, the Company decided to dispose of tangible and intangible assets of HUME COAL PTY LTD, a subsidiary, and classified as assets held for sale for
￦
33,972 million. The Company disposed of the assets held for sale, and recognized
￦
55,025 million of gain on disposal during the year ended December 31, 2022.

(*7)
During the year ended December 31, 2022, the Company decided to dispose of interests of
CSP-Compania
Siderurgica do Pecem which was previously classified investment in joint ventures and fully impaired. It was classified as held-for-sale
assets as of December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Investments in associates	￦	2,203,274	2,518,906
Investments in joint ventures		2,311,373	2,477,645

	￦	4,514,647	4,996,551

(b) Details of investments in associates as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2021		2022
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	27.23	￦	—	￦	176,136	—
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00		429,904		382,887	352,500
SNNC	18,130,000	49.00		90,650		171,332	182,414
QSONE Co.,Ltd.	200,000	50.00		84,395		86,058	86,378
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		9,571	9,513
Western Inland highway CO.,LTD.	—	—		—		53,563	—
Pocheon-Hwado Highway Corp.(*1)	6,981,975	27.64		34,910		28,813	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	1,181,160	29.53		5,906		19,191	14,605
Daesung Steel(*2)	108,038	17.54		14,000		19,073	20,469
PCC Amberstone Private Equity Fund 1(*2)	8,130,098,340	8.80		7,882		9,251	9,326
Others (58 companies)(*1)						107,035	151,708

						1,062,910	854,078

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		238,601	290,318
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		182,639	209,594
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		135,738	331,261
FQM Australia Holdings Pty Ltd	186,000,030	30.00		109,568		91,052	98,103
Eureka Moly LLC	—	20.00		240,123		13,633	14,574
AMCI (WA) PTY LTD	49	49.00		209,664		67,972	57,830
NCR LLC	—	22.10		181,535		102,319	187,372
KOREA LNG LTD.	2,400	20.00		135,205		31,340	29,124
Nickel Mining Company SAS	3,234,698	49.00		157,585		48,249	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	565,680,000	40.00		104,432		22,769	98,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	—	—		—		19,099	—
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		15,851	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		9,140	8,590
Others (29 companies)(*1)						161,962	231,834

						1,140,364	1,664,828

					￦	2,203,274	2,518,906

(*1)	As of December 31, 2021 and 2022, investments in associates amounting to ￦ 629,832 million and ￦ 628,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)
As of December 31, 2022, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(c)	Details of investments in joint ventures as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2021		2022
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	169,838	161,465
Others (6 companies)						6,676	8,845

						176,514	170,310

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,346,712	1,418,022
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		393,793	412,002
KOBRASCO	2,010,719,185	50.00		32,950		68,296	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		107,650	111,219
DMSA/AMSA(*1)	—	3.89		346,880		24,144	23,740
CSP - Compania Siderurgica do Pecem(*2)	1,578,377,432	20.00		676,060		52,257	—
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		110,769	216,138
Others (9 companies)						31,238	23,170

						2,134,859	2,307,335

					￦	2,311,373	2,477,645

(*1)	As of December 31, 2021 and December 31, 2022, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)
During the year ended December 31, 2022, the Company decided to dispose of CSP—Compania Siderurgica do Pecem and recognized the impairment loss of
￦
160,415 million since the remaining carrying amounts exceeded the recoverable amount. The Company reclassified the investment to assets held for sale.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2021 and 2022 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	175,939	—	—	197	—	176,136
Samcheok Blue Power Co.,Ltd.		145,092	250,495	(405)	(4,248)	(8,047)	382,887
SNNC		160,332	—	(18,243)	29,314	(71)	171,332
QSONE Co.,Ltd.		86,004	—	(1,140)	1,194	—	86,058
Chun-cheon Energy Co., Ltd		23,913	—	—	(15,094)	752	9,571
Western Inland highway CO.,LTD.		45,070	4,031	—	(1,981)	6,443	53,563
NEXTRAIN CO., Ltd.		47,364	—	—	(127)	(47,237)	—
Pocheon-Hwado Highway Corp.		13,721	13,954	—	(2,679)	3,817	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,137	—	—	2,054	—	19,191
Daesung Steel		16,990	—	—	2,083	—	19,073
PCC Amberstone Private Equity Fund 1		9,230	—	(674)	977	(282)	9,251
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	16,243	138	169,838
Others (62 companies)		117,486	38,021	(7,159)	6,399	(41,036)	113,711

		1,011,735	306,501	(27,621)	34,332	(85,523)	1,239,424

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(27,828)	48,159	18,928	238,601
AES-VCM Mong Duong Power Company Limited		158,777	—	(28,623)	35,959	16,526	182,639
9404-5515 Quebec Inc.		123,296	—	(16,999)	18,071	11,370	135,738
FQM Australia Holdings Pty Ltd		—	109,568		(17,997)	(519)	91,052
Eureka Moly LLC		43,520	—	—	(32,607)	2,720	13,633
AMCI (WA) PTY LTD		71,732	—	—	(5,986)	2,226	67,972
NCR LLC		46,608	44,797	—	(2,016)	12,930	102,319
KOREA LNG LTD.		42,229	—	(9,178)	9,145	(10,856)	31,340
Nickel Mining Company SAS		40,890	—	—	7,243	116	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(1,838)	2,460	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,181	—	—	1,752	2,166	19,099
PT. Wampu Electric Power		12,716	—	—	1,389	1,746	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	675	1,355	9,140
Roy Hill Holdings Pty Ltd		1,418,056	—	(522,947)	392,887	58,716	1,346,712
POSCO-NPS Niobium LLC		353,725	—	(20,479)	28,729	31,818	393,793
KOBRASCO		54,400	—	(39,059)	52,118	837	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	6,291	10,089	107,650
DMSA/AMSA		31,104	—	—	674	(7,634)	24,144
CSP - Compania Siderurgica do Pecem		—	19,176	—	22,398	10,683	52,257
HBIS-POSCO Automotive Steel Co., Ltd			109,057	—	1,636	76	110,769
Others (38 companies)		132,411	12,184	(4,713)	48,555	4,763	193,200

		2,864,514	294,782	(669,826)	615,237	170,516	3,275,223

	￦	3,876,249	601,283	(697,447)	649,569	84,993	4,514,647

(*1)
Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2021.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	For the year ended December 31, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund(*3)	￦	176,136	—	(143,170)	145,822	(178,788)	—
Samcheok Blue Power Co.,Ltd.		382,887	—	(9,992)	(19,354)	(1,041)	352,500
SNNC		171,332	—	(5,348)	15,484	946	182,414
QSONE Co.,Ltd.		86,058	—	(1,100)	1,420	—	86,378
Chun-cheon Energy Co., Ltd		9,571	—	—	(802)	744	9,513
Western Inland highway CO.,LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(4,683)	(2,484)	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,191	—	—	(453)	(4,133)	14,605
Daesung Steel		19,073	—	—	1,396	—	20,469
PCC Amberstone Private Equity Fund 1		9,251	—	(652)	1,104	(377)	9,326
POSCO MITSUBISHI CARBON TECHNOLOGY		169,838	—	(24,000)	15,604	23	161,465
Others (64 companies)		113,711	45,563	(4,368)	(3,931)	9,578	160,553

		1,239,424	51,082	(188,630)	151,482	(228,970)	1,024,388

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	(14,541)	50,143	16,115	290,318
AES-VCM Mong Duong Power Company Limited		182,639	—	(33,174)	45,382	14,747	209,594
9404-5515 Quebec Inc.(*2)		135,738	172,316	(31,949)	25,195	29,961	331,261
FQM Australia Holdings Pty Ltd		91,052			166	6,885	98,103
Eureka Moly LLC		13,633	—	—	—	941	14,574
AMCI (WA) PTY LTD		67,972	—	—	(3,964)	(6,178)	57,830
NCR LLC		102,319	82,798	—	(2,338)	4,593	187,372
KOREA LNG LTD.		31,340	—	(21,161)	21,027	(2,082)	29,124
Nickel Mining Company SAS		48,249	—	—	42,169	218	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	82,010	—	(1,302)	(4,544)	98,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	823	2,459	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(220)	(330)	8,590
Roy Hill Holdings Pty Ltd		1,346,712	—	(233,592)	273,084	31,818	1,418,022
POSCO-NPS Niobium LLC		393,793	—	(34,909)	25,884	27,234	412,002
KOBRASCO		68,296	—	(21,287)	48,267	7,768	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	6,527	(2,958)	111,219
DMSA/AMSA		24,144	—	—	(2,108)	1,704	23,740
CSP - Compania Siderurgica do Pecem		52,257	—	—	(90,395)	38,138	—
HBIS-POSCO Automotive Steel Co., Ltd		110,769	126,195		(10,515)	(10,311)	216,138
Others (37 companies)		193,200	29,975	(56,527)	96,740	(8,384)	255,004

		3,275,223	493,294	(449,614)	524,778	128,482	3,972,163

	￦	4,514,647	544,376	(638,244)	676,260	(100,488)	4,996,551

(*1)
Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2022.

(*2)
During the year ended December 31, 2022, it was additionally acquired due to the in-kind
dividend of EQP POSCO Global NO1 Natural Resources Private Equity Fund, and the Company classify it as other increase or decrease.

(*3)
During the year ended December 31, 2022, dividends were declared prior to liquidation. The Company recognized full impairment loss of
￦
10,065 million considering the low asset quality and assessment of recoverable amount.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows:

1)	December 31, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	400,339	574	399,765	—	5,411
Samcheok Blue Power Co.,Ltd.		2,301,783	1,620,752	681,031	—	(6,226)
SNNC		628,075	236,726	391,349	869,815	75,125
QSONE Co.,Ltd.		251,158	79,042	172,116	17,962	2,388
Chun-cheon Energy Co., Ltd		616,111	528,683	87,428	327,534	(5,424)
Western Inland highway CO.,LTD.		305,166	42,052	263,114	—	(2,137)
Pocheon-Hwado Highway Corp.		217,888	95,005	122,883	—	(929)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		56,418	21,740	34,678	45,543	6,957
Daesung Steel		176,458	99,112	77,346	113,706	11,868
PCC Amberstone Private Equity Fund 1		105,169	—	105,169	11,910	11,110
POSCO MITSUBISHI CARBON TECHNOLOGY		470,330	185,622	284,708	172,441	28,699

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,604,624	651,751	952,873	439,974	192,322
AES-VCM Mong Duong Power Company Limited		1,677,096	1,084,900	592,196	366,205	119,863
9404-5515 Quebec Inc.		1,317,335	3	1,317,332	—	173,763
FQM Australia Holdings Pty Ltd		1,348,138	1,021,630	326,508	243,611	(64,143)
KOREA LNG LTD.		157,060	357	156,703	47,843	45,724
Nickel Mining Company SAS		475,751	307,570	168,181	328,570	31,688
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		129,618	72,965	56,653	28,488	(4,680)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		92,850	31,260	61,590	174,511	5,193
PT. Wampu Electric Power		209,172	132,917	76,255	20,288	6,946
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		89,809	54,517	35,292	117,461	2,595
Roy Hill Holdings Pty Ltd		9,165,759	2,227,659	6,938,100	8,839,084	3,740,696
POSCO-NPS Niobium LLC		787,383	—	787,383	—	52,451
KOBRASCO		194,022	57,430	136,592	165,224	104,507
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		727,958	324,222	403,736	2,044,978	25,165
DMSA/AMSA		3,631,856	2,068,847	1,563,009	749,634	636,113
CSP - Compania Siderurgica do Pecem		3,777,391	3,542,398	234,993	2,570,010	653,370
HBIS-POSCO Automotive Steel Co., Ltd		502,645	261,765	240,880	482,696	3,272

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	December 31, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	9,471	480	8,991	—	425,366
Samcheok Blue Power Co.,Ltd.		3,515,861	2,885,218	630,643	—	(8,447)
SNNC		667,440	274,801	392,639	986,557	10,273
QSONE Co.,Ltd.		253,078	80,322	172,756	18,753	2,840
Chun-cheon Energy Co., Ltd		634,842	527,190	107,652	585,610	20,224
Pocheon-Hwado Highway Corp.		366,163	244,455	121,708	—	(1,175)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		24,926	5,769	19,157	17,189	(1,521)
Daesung Steel		175,429	90,126	85,303	128,401	7,957
PCC Amberstone Private Equity Fund 1		106,024	—	106,024	13,877	12,546
POSCO MITSUBISHI CARBON TECHNOLOGY		447,604	175,229	272,375	252,246	27,628

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,705,670	546,262	1,159,408	447,696	200,246
AES-VCM Mong Duong Power Company Limited		1,701,272	1,019,227	682,045	417,021	151,022
9404-5515 Quebec Inc.		1,397,061	—	1,397,061	—	182,708
FQM Australia Holdings Pty Ltd		1,458,318	1,131,628	326,690	493,202	(22,768)
KOREA LNG LTD.		145,845	225	145,620	107,295	105,135
Nickel Mining Company SAS		539,318	279,291	260,027	379,922	91,008
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		305,740	57,932	247,808	45,771	(3,176)
PT. Wampu Electric Power		209,815	129,520	80,295	21,760	4,115
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		79,116	45,677	33,439	136,663	(992)
Roy Hill Holdings Pty Ltd		9,859,888	2,152,428	7,707,460	7,706,908	2,542,223
POSCO-NPS Niobium LLC		823,800	—	823,800	—	49,341
KOBRASCO		262,724	57,242	205,482	147,843	96,534
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		663,509	245,499	418,010	1,881,946	26,106
DMSA/AMSA		3,022,659	2,412,377	610,282	1,368,730	(54,212)
CSP - Compania Siderurgica do Pecem		4,422,752	3,678,956	743,796	3,101,132	500,082
HBIS-POSCO Automotive Steel Co., Ltd		712,633	270,668	441,965	473,494	(15,515)

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(f)	Changes in accumulated losses of equity-accounted investees that were not recognized since the Company discontinues the use of the equity method for the year ended December 31, 2022 were as follows:

(in millions of Won)
Company	Beginning balance		Increase (decrease)	Ending balance
New Songdo International City Development, LLC	￦	199,483	(64,988)	134,495
UITrans LRT Co., Ltd.		40,103	3,769	43,872
Clean Iksan Co., Ltd.		797	(94)	703
HYOCHUN Co., Ltd.		3,837	559	4,396
KIRIN VIETNAM CO., Ltd.		100	3	103
INKOTECH, INC.		612	(72)	540
POSTO-Poggenamp Electrical Steel Pvt, Ltd.		301	256	557
Gunggi Green Energy		448	3,848	4,296
Link City PFV Inc.		—	5,452	5,452
Noeul Green Energy		—	1,886	1,886
POHANG E&E Co., LTD		—	6,391	6,391

	￦	245,681	(42,990)	202,691

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

12.	Joint Operations
Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2022 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1, 2) Construction work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	36.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yongmun 1, 2, 3 District Housing Reconstruction Maintenance Project	Construction	70.00	Korea
Songdo B5 Block officetel Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

13.	Investment Property, Net
(a) Investment property as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021				2022
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	349,026	(16,718)	332,308	325,241	(16,718)	308,523
Buildings		803,156	(218,607)	584,549	825,183	(231,678)	593,505
Structures		3,213	(2,460)	753	3,569	(2,213)	1,356
Right of use assets		196,344	(27,877)	168,467	206,166	(35,519)	170,647

	￦	1,351,739	(265,662)	1,086,077	1,360,159	(286,128)	1,074,031

As of December 31, 2022, the fair value of investment property is
￦
3,255,898 million.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2021 and 2022 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	279,397	83,497	(1,092)	—	(29,494)	332,308
Buildings		559,584	11,378	(2,264)	(21,362)	37,213	584,549
Structures		1,199	—	—	(598)	152	753
Right of use assets		154,601	—	—	(4,364)	18,230	168,467

	￦	994,781	94,875	(3,356)	(26,324)	26,101	1,086,077

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	332,308	—	(2,921)	—	(20,864)	308,523
Buildings		584,549	1,661	(34)	(28,336)	35,665	593,505
Structures		753	—	—	(797)	1,400	1,356
Right of use assets		168,467	—	(21,151)	(6,888)	30,219	170,647

	￦	1,086,077	1,661	(24,106)	(36,021)	46,420	1,074,031

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021					2022
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	2,702,768	(53)	—	2,702,715	3,103,218	(53)	—	3,103,165
Buildings		9,802,539	(5,592,600)	(5,489)	4,204,450	10,102,634	(5,922,285)	(5,455)	4,174,894
Structures		6,683,546	(3,551,692)	(59)	3,131,795	6,989,634	(3,826,658)	(49)	3,162,927
Machinery and equipment		50,090,721	(33,663,244)	(7,321)	16,420,156	52,198,121	(35,767,810)	(7,481)	16,422,830
Vehicles		324,073	(277,437)	(606)	46,030	337,932	(284,897)	(904)	52,131
Tools		453,297	(375,212)	(290)	77,795	497,173	(405,844)	(368)	90,961
Furniture and fixtures		752,314	(585,881)	(271)	166,162	796,405	(622,944)	(116)	173,345
Lease assets		1,288,639	(420,893)	—	867,746	1,299,779	(378,581)	—	921,198
Bearer plants		185,234	(30,552)	—	154,682	180,486	(38,766)	—	141,720
Construction-in- progress		1,961,033	(125,620)	(10,246)	1,825,167	3,621,269	(73,266)	(9,978)	3,538,025

	￦	74,244,164	(44,623,184)	(24,282)	29,596,698	79,126,651	(47,321,104)	(24,351)	31,781,196

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2021 and 2022 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2,3)	Others(*4)	Ending
Land	￦	2,590,087	66,015	(117)	—	5,670	41,060	2,702,715
Buildings		4,161,400	22,559	(4,001)	(316,999)	(32,863)	374,354	4,204,450
Structures		3,025,226	15,728	(15,727)	(233,370)	(4,900)	344,838	3,131,795
Machinery and equipment		16,857,307	206,564	(31,769)	(2,283,704)	(77,173)	1,748,931	16,420,156
Vehicles		37,156	14,896	(832)	(15,242)	(58)	10,110	46,030
Tools		60,301	21,802	(782)	(30,864)	(69)	27,407	77,795
Furniture and fixtures		127,459	28,178	(1,630)	(47,135)	(667)	59,957	166,162
Lease assets		773,700	224,667	(8,320)	(172,443)	(1,547)	51,689	867,746
Bearer plants		149,965	—	(24,876)	(9,264)	—	38,857	154,682
Construction-in-progress		1,617,540	2,838,175	(10,789)	—	(190,556)	(2,429,203)	1,825,167

	￦	29,400,141	3,438,584	(98,843)	(3,109,021)	(302,163)	268,000	29,596,698

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(*1)	Ending
Land	￦	2,702,715	89,357	248,858	(1,247)	—	—	63,482	3,103,165
Buildings		4,204,450	127,837	37,741	(9,957)	(317,350)	(11,230)	143,403	4,174,894
Structures		3,131,795	82,130	38,535	(3,274)	(253,996)	(5,084)	172,821	3,162,927
Machinery and equipment		16,420,156	597,172	1,216	(33,511)	(2,303,917)	(184,706)	1,926,420	16,422,830
Vehicles		46,030	15,592	902	(1,017)	(18,717)	(123)	9,464	52,131
Tools		77,795	32,386	203	(187)	(37,170)	(351)	18,285	90,961
Furniture and fixtures		166,162	33,936	1,963	(1,175)	(59,359)	(1,990)	33,808	173,345
Lease assets		867,746	184,260	193,572	(22,029)	(168,521)	—	(133,830)	921,198
Bearer plants		154,682	—	—	—	(9,691)	—	(3,271)	141,720
Construction-in-progress		1,825,167	3,947,703	11,111	(383)	—	(9,699)	(2,235,874)	3,538,025

	￦	29,596,698	5,110,373	534,101	(72,780)	(3,168,721)	(213,183)	(5,292)	31,781,196

(*1)
Represents assets transferred from
construction-in-progress
to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)	Represents increases in property, plant and equipment due to business combination upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*3)
The Company estimated the recoverable
amounts (net fair value)
of damaged assets due the flooding of Naengcheon stream in Pohang
,
 and recognized an impairment loss of
￦
207,072 million since recoverable amounts are less than their carrying amounts.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Weighted average expenditure	￦	932,298	1,230,145	1,657,425
Borrowing costs capitalized		29,653	31,295	44,264
Capitalization rate (%)		3.14 ~ 3.18	2.25 ~ 3.16	2.39 ~ 3.85

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2021 and 2022 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2021		2022
Land	Korean Development Bank and others	￦	933,560	1,161,696
Buildings and structures	Korean Development Bank and others		1,598,040	1,449,066
Machinery and equipment	Korean Development Bank and others		2,286,656	2,123,621

		￦	4,818,256	4,734,383

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

As of December 31, 2022, assets pledged as collateral related to the Company’s borrowings and others amounting to
￦
6,012,568 million include investment properties and other assets such as right to use land.

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2021 and 2022 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	￦	371,719	14,161	(14,191)	19,757	391,446
Buildings and structures		171,760	30,912	(61,261)	2,443	143,854
Machinery and equipment		239,181	13,543	(41,721)	45,202	256,205
Vehicles		11,456	12,159	(8,657)	(205)	14,753
Ships		106,555	120,217	(16,716)	—	210,056
others		27,630	33,675	(34,261)	(7,145)	19,899

	￦	928,301	224,667	(176,807)	60,052	1,036,213

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Depreciation	Others	Ending
Land	￦	391,446	18,077	—	(16,843)	(24,513)	368,167
Buildings and structures		143,854	74,454	6,714	(50,397)	(10,977)	163,648
Machinery and equipment		256,205	43,088	175,795	(56,333)	(99,734)	319,021
Vehicles		14,753	12,467	98	(12,015)	3,349	18,652
Ships		210,056	23,793	—	(18,355)	2	215,496
others		19,899	12,381	10,965	(21,467)	(14,916)	6,862

	￦	1,036,213	184,260	193,572	(175,410)	(146,789)	1,091,846

(*1)	Represents increases in right-in-use assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Interest on lease liabilities	￦	36,373	32,331	34,936
Expenses related to short-term leases		18,809	20,885	29,931
Expenses related to leases of low-value assets		14,375	18,577	17,877

	￦	69,557	71,793	82,744

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

15.	Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2021 and 2022 are as follows:

	2021					2022
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	￦	1,648,119	(912,150)	—	735,969	1,723,974	(1,281,487)	—	442,487
Intellectual property rights		3,987,689	(1,761,881)	—	2,225,808	4,944,973	(1,808,901)	—	3,136,072
Membership		146,043	(3,673)	—	142,370	135,905	(2,963)	—	132,942
Development expense		656,712	(502,739)	—	153,973	687,437	(571,266)	—	116,171
Port facilities usage rights		685,540	(469,519)	—	216,021	681,530	(484,319)	—	197,211
Exploration and evaluation assets		280,092	(218,135)	—	61,957	260,548	(159,557)	—	100,991
Development assets		—	—	—	—	78,970	—	—	78,970
Customer relationships		865,622	(579,902)	—	285,720	865,691	(624,380)	—	241,311
Other intangible assets		1,098,320	(753,790)	(39)	344,491	1,175,409	(783,088)	(25)	392,296

	￦	9,368,137	(5,201,789)	(39)	4,166,309	10,554,437	(5,715,961)	(25)	4,838,451

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2021 and 2022 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2,4,5)	Others(*3)	Ending
Goodwill	￦	903,893	17,804	—	—	(189,167)	3,439	735,969
Intellectual property rights		2,170,738	281,544	(574)	(271,931)	(20,005)	66,036	2,225,808
Membership(*1)		138,703	7,457	(4,198)	(137)	145	400	142,370
Development expense		227,111	11,301	—	(72,294)	(4,027)	(8,118)	153,973
Port facilities usage rights		236,272	—	—	(20,581)	—	330	216,021
Exploratation and evaluation assets		57,140	3,649	—	—	(374)	1,542	61,957
Customer relationships		330,247	—	—	(44,478)	—	(49)	285,720
Other intangible assets		385,328	68,253	(14,818)	(34,679)	(10,032)	(49,561)	344,491

	￦	4,449,432	390,008	(19,590)	(444,100)	(223,460)	14,019	4,166,309

(*1)	Economic useful life of membership is indefinite.
(*2)
During the year ended December 31, 2021, the Company decided to sell a portion of paid-in
emission rights and recognized
￦
7,180 million of impairment loss since book value exceeded fair value less costs to sell.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

(*5)
During the year ended December 31, 2021, impairment loss of
￦
184,770 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment, was recognized as the recoverable amount is less than the carrying amount of the CGU.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*3,4)	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	￦	735,969	—	66,206	—	—	(369,337)	9,649	442,487
Intellectual property rights		2,225,808	354,179	912,971	(582)	(326,494)	379	(30,189)	3,136,072
Membership(*1)		142,370	9,230	—	(2,082)	(145)	854	(17,285)	132,942
Development expense		153,973	1,800	—	(13)	(67,446)	(1,046)	28,903	116,171
Port facilities usage rights		216,021	—	—	—	(14,800)	—	(4,010)	197,211
Exploratation and evaluation assets		61,957	24,583	21,266	—	—	—	(6,815)	100,991
Development assets		—	6,607	76,591	—	—	—	(4,228)	78,970
Customer relationships		285,720	—	—	—	(44,478)	—	69	241,311
Other intangible assets		344,491	99,388	26,649	(145)	(35,472)	(232)	(42,383)	392,296

	￦	4,166,309	495,787	1,103,683	(2,822)	(488,835)	(369,382)	(66,289)	4,838,451

(* 1 )	Economic useful life of membership is indefinite.
(* 2 )
Represents assets transferred from
construction-in-progress
to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(* 3 )	Represents increases in intangible assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(* 4 )	Represents increases in intangible assets upon acquisition of POSCO Silicon Solution Co., Ltd (formerly, TERA TECHNOS CO., Ltd.) during the year ended December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(c)
For the purpose of impairment testing, goodwill is allocated to individual operating entities each of which is determined to be a CGU. The goodwill amounts as of December 31, 2021 and 2022 are as follows:

(in millions of Won) Reportable segments	Total number of CGUs
	2021	2022	CGUs	2021		2022
Steel	7	10	POSCO VST CO., LTD.	￦	36,955	36,955
			POSCO Center Beijing(*2)		178	173
			Others		12,542	13,741
Green Tranding Infrastructure(*3)	3	3	POSCO INTERNATIONAL Corporation(*1)		578,046	240,092
			GRAIN TERMINAL HOLDING PTE. LTD.		21,516	—
			PT. Bio Inti Agrindo		7,468	7,270
E&C	2	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD.		24,868	24,868
			POSCO O&M Co., Ltd		—	35,728
Energy, etc(*3)	—	2	POSCO ENERGY CO., LTD.		26,471	26,471
			Shinhan Green Energy Co Ltd		17,804	17,804
Green Materials(*3)	—	3	POSCO CHEMICAL CO., LTD		8,800	8,800
			Posco Silicon Solution Co., Ltd		—	30,477
			Zhangjiagang Pohang Refractions Co., Ltd.		108	108
Others(*3)	5	—	Others		1,213	—

	17	20		￦	735,969	442,487

(*1)
The recoverable amount of POSCO INTERNATIONAL Corporation, a subsidiary in trading segment of the green infrastructure business, is determined based on its value in use. As of December 31, 2022, the value in use is estimated by applying an 8.97% (2021: 8.14%)
post-tax
discount rate to the future cash flows estimated based on management’s
5-year
business plan and terminal growth rate of 1.7% (2021: 2.0%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. During the year ended December 31, 2022, impairment loss on goodwill of
￦
337,953 million was recognized as the recoverable amount is less than the carrying amount of the CGU.

The Company calculated the value in use by discounting the
post-tax
cash flows at the
post-tax
discount rate, which is materially the same with applying
pre-tax
discount rate of 11.54% (2021: 10.56%) to
pre-tax
cash flows.
The value in use of the CGU is sensitive to assumptions such as discount rate, terminal growth and estimated sales
used in discount cash flow model. If the discount rate increases by 0.5%, the value in use would have decreased by
￦
193,420 million or 5.79%. If the terminal growth rate decreases by 0.5%, the value in use would have decreased by
￦
131,208 million or 3.93%.

(*2)	During the year ended December 31, 2022, the entity was changed from the construction segment to the steel segment.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*3)
As a result of the reorganization of business segments during the year ended December 31, 2022, the others segment from the previous year was subdivided into energy and others segment and green materials and energy segment. In addition, trading, construction and energy and other segments were presented under the green infrastructure business
.

16.	Other Assets
Other current assets and other
non-current
assets as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Current
Advance payments	￦	564,196	782,439
Prepaid expenses		274,023	263,536
Firm commitment asset		11,323	9,674
Others		65,816	20,290

	￦	915,358	1,075,939

Non-current
Long-term advance payments	￦	47,752	23,429
Long-term prepaid expenses		76,739	53,803
Others(*1)		74,116	90,141

	￦	198,607	167,373

(*1)
As of December 31, 2021 and 2022, the Company recognized tax assets amounting to
￦
4,722 million and
￦
6,764 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2021		2022
Short-term borrowings
Bank overdrafts	JP Morgan and others	March, 2022~ December, 2022	January, 2023~ December, 2023	1.20~7.38	￦	118,558	197,718
Short-term borrowings	HSBC and others	January, 2022~ December, 2022	January, 2023~ December, 2023	0.22~18.20		4,991,866	6,635,402

						5,110,424	6,833,120

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	November, 2004~October, 2022	February, 2023~ December, 2023	0.75~16.50		992,154	2,302,592
Current portion of debentures	Merrill lynch and others	October, 2013~ September, 2021	January, 2023~ October, 2023	1.44~5.99		2,731,321	2,782,049
Less: Current portion of discount on debentures issued						(3,832)	(1,767)

						3,719,643	5,082,874

					￦	8,830,067	11,915,994

(b)	Long-term borrowings, excluding current portion as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2021		2022
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ November, 2022	July, 2024~ March, 2040	0.19~8.50	￦	3,841,375	2,718,212
Less: Present value discount						(12,530)	(8,951)
Bonds	KB Securities co.,Ltd. and others	July, 2015~ October, 2022	January, 2024~ May, 2032	0.50~4.60		7,671,755	8,351,006
Less: Discount on debentures issued						(24,644)	(28,893)
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	September, 2021	September, 2026			1,435,193	1,358,294

					￦	12,911,149	12,389,668

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows :

Foreign currency exchangable bonds
Type of bond	Exchangable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate : -
- Yield to Maturity : (0.78%)
Maturity date	September 1, 2026
Redemption
1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum
2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%
Exchange price (Won/share)	463,438(*)
Underlying shares exchange	Registered common shares (treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuannce of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders
- 3 years(September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer
- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean-Up
Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange price has changed due to cash dividends during the year ended December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 2022 are as follows:

(in millions of Won)	Bank	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	￦	4,666,691	6,044,317
Trade accounts and notes receivable	Korea Development Bank and others		215,133	215,133
Financial instruments	Woori Bank and others		16,923	16,924

		￦	4,898,747	6,276,374

18.	Other Payables
Other payables as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Current
Accounts payable	￦	1,034,823	1,423,402
Accrued expenses		835,226	981,609
Dividend payable		4,046	4,371
Lease liabilities		181,774	149,384
Withholdings		133,492	307,102

	￦	2,189,361	2,865,868

Non-current
Accounts payable	￦	17,312	15,713
Accrued expenses		8,760	8,102
Lease liabilities		596,240	674,098
Long-term withholdings		56,697	92,489

	￦	679,009	790,402

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

19.	Other Financial Liabilities
Other financial liabilities as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Current
Derivatives liabilities	￦	91,739	95,157
Financial guarantee liabilities		19,902	11,370

	￦	111,641	106,527

Non-current
Derivatives liabilities	￦	18,300	79,984
Financial guarantee liabilities		5,696	7,068

	￦	23,996	87,052

20.	Provisions

(a)	Provisions as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021			2022
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	93,502	45,031	136,275	33,157
Provision for construction warranties		14,519	222,141	35,702	170,272
Provision for legal contingencies and claims(*1)		24,441	69,050	46,823	59,518
Provision for the restoration(*2,3)		5,918	153,613	6,049	185,097
Others(*4,5,6)		261,604	99,257	291,139	131,874

	￦	399,984	589,092	515,988	579,918

(*1)
The Company recognized probable outflow of resources amounting to
￦
61,911 million and
￦
52,530 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of December 31, 2021 and 2022, respectively.

(*2)
Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery amounting to
￦
22,041 million as provisions for restoration as of December 31, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 5.02%~5.10% to measure present value of these costs.

(*3)
Due to contamination of river water quality near Greenhills mine which POSCO CANADA LTD. owns, the Company recognized present values of estimated costs for recovery amounting to
￦
52,008 million as provisions for improvement as of December 31, 2022.

(*4)
As of December 31, 2021 and 2022, POSCO ENERGY CO., LTD., and Korea Fuel Cell, recognized
￦
80,727 million and
￦
97,928 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)
As of December 31, 2021 and 2022, the Company has recognized emission liabilities amounting to
￦
84,364 million and
￦
14,178 million, respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*6)
According to the Act on the promotion of the development, use and diffusion of new and reneable energy, POSCO Energy Co., Ltd. is obliged to supply a certain amount of power generated by new and renewable energy. In accordance with the Act, POSCO Energy Co., Ltd. estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of December 31, 2021 and 2022, the Company recognized
￦
100,551 million and
￦
123,073 million, respectively, as provision liabilities.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and working service rendered
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2021 and 2022 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	121,951	160,893	(138,003)	(4,989)	(1,319)	138,533
Provision for construction warranties		227,097	79,518	(67,196)	(3,080)	321	236,660
Provision for legal contingencies and claims		87,450	66,395	(28,400)	(32,731)	777	93,491
Provision for the restoration		139,745	29,456	(7,646)	(11,129)	9,105	159,531
Others		389,999	291,284	(185,066)	(119,633)	(15,723)	360,861

	￦	966,242	627,546	(426,311)	(171,562)	(6,839)	989,076

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	138,533	176,677	(137,092)	(5,813)	(2,873)	169,432
Provision for construction warranties		236,660	52,438	(73,853)	(8,287)	(984)	205,974
Provision for legal contingencies and claims		93,491	47,344	(33,175)	(8,654)	7,335	106,341
Provision for the restoration		159,531	45,130	(43,168)	(1,299)	30,952	191,146
Others		360,861	317,621	(203,985)	(60,738)	9,254	423,013

	￦	989,076	639,210	(491,273)	(84,791)	43,684	1,095,906

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

21.	Employee Benefits

(a)	Defined contribution plans
The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Expense related to post-employment benefit plans under defined contribution plans	￦	50,694	54,527	62,467

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Present value of funded obligations	￦	2,401,261	2,200,127
Fair value of plan assets(*1)		(2,620,046)	(2,703,639)
Present value of non-funded obligations		13,770	20,560

Net defined benefit liabilities	￦	(205,015)	(482,952)

(*1)
As of December 31, 2021 and 2022, the Company recognized net defined
benefit assets amounting to
￦
255,858 million and
￦
520,659 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2021 and 2022 were as follows:

(in millions of Won)	2021		2022
Defined benefit obligations at the beginning of year	￦	2,453,353	2,415,031
Current service costs		243,029	235,007
Interest costs		52,118	71,348
Remeasurements :		(78,888)	(192,339)
- Loss (gain) from change in financial assumptions		(159,154)	(381,800)
- Loss (gain) from change in demographic assumptions		1,512	(621)
- Loss (gain) from change in others		78,754	190,082
Benefits paid		(253,208)	(300,353)
Others		(1,373)	(8,007)

Defined benefit obligations at the end of year	￦	2,415,031	2,220,687

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

3)	Changes in fair value of plan assets for the years ended December 31, 2021 and 2022 were as follows:

(in millions of Won)	2021		2022
Fair value of plan assets at the beginning of year	￦	2,397,717	2,620,046
Interest on plan assets		51,580	77,745
Remeasurement of plan assets		(9,529)	(57,335)
Contributions to plan assets		417,486	346,773
Benefits paid		(230,938)	(287,312)
Others		(6,270)	3,722

Fair value of plan assets at the end of year	￦	2,620,046	2,703,639

The Company expects to make an estimated contribution of
￦
346,757 million to the defined benefit plan assets in 202
3
.

4)	The fair value of plan assets as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Equity instruments	￦	23,980	5,949
Debt instruments		811,498	758,250
Deposits		1,724,245	1,813,863
Others		60,323	125,577

	￦	2,620,046	2,703,639

5)	The amounts recognized in consolidated statement of comprehensive income for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Current service costs	￦	245,047	243,029	235,007
Net interest costs(*1)		3,277	538	(6,397)

	￦	248,324	243,567	228,610

(*1)	The actual return on plan assets amounted to ￦ 43,608 million, ￦ 42,051 million and ￦ 20,410 million for the years ended December 31, 2020, 2021 and 2022, respectively.
The expenses by function were as follows:

(in millions of Won)	2020		2021	2022
Cost of sales	￦	177,223	166,734	156,576
Selling and administrative expenses		69,256	76,265	71,060
Others		1,845	568	974

	￦	248,324	243,567	228,610

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Beginning	￦	(589,796)	(553,221)	(502,066)
Current actuarial gains (losses)		36,575	51,155	105,769

Ending	￦	(553,221)	(502,066)	(396,297)

7)	The principal actuarial assumptions as of December 31, 2021 and 2022 are as follows:

(%)	2021	2022
Discount rate	1.25 ~ 7.84	2.00 ~ 7.60
Expected future increase in salaries(*1)	1.50 ~ 11.50	1.50 ~ 12.20

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 5 years.
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

8)
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(129,873)	(5.8)	146,641	6.6
Expected future increase in salaries		146,953	6.6	(132,348)	(6.0)

9)	As of December 31, 2022, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	￦	328,477	832,597	650,418	1,087,836	421,889	3,321,217
The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

22. Other Liabilities
Other liabilities as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Current
Due to customers for contract work	￦	813,207	756,316
Advances received		845,652	787,477
Unearned revenue		106,574	62,030
Withholdings		340,107	369,067
Firm commitment liability		11,852	7,566
Others(*1)		14,844	24,375

	￦	2,132,236	2,006,831

Non-current
Advances received	￦	730,505	433,958
Unearned revenue		27,908	22,203
Others(*1)		28,583	129,673

	￦	786,996	585,834

(*1)
As of December 31, 2022, the Company recognized the liabilities assumed amounted to
￦
71,248 million related to unfavorable terms of a customer contract relative to market terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2021 and 2022 are as follows:
①
December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	241,541	—	241,541	—	241,541
Short-term financial instruments		10,514,093	—	10,514,093	—	10,514,093
Debt securities		10,717	—	—	10,717	10,717
Other securities		430,998	37,343	1,022	392,633	430,998
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		7,555	—	7,555	—	7,555
Fair value through other comprehensive income
Equity securities		1,466,061	1,250,497	—	215,564	1,466,061
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		4,775,166	—	—	—	—
Trade accounts and notes receivable		9,051,708	—	—	—	—
Other receivables		2,761,566	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,745,280	—	—	—	—

	￦	32,157,831	1,287,840	10,764,211	620,914	12,672,965

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	93,236	—	93,236	—	93,236
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Derivative hedging instruments(*2)		16,803	—	16,803	—	16,803
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,468,869	—	—	—	—
Borrowings		20,306,023	—	20,393,246	—	20,393,246
Financial guarantee liabilities		25,598	—	—	—	—
Others		2,693,163	—	—	—	—

	￦	30,038,885	1,435,193	20,503,285	—	21,938,478

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)	The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.
②
December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	350,149	—	350,149	—	350,149
Short-term financial instruments		8,006,081	—	8,006,081	—	8,006,081
Debt securities		75,876	—	69,926	5,950	75,876
Other securities		632,469	29,687	1,022	601,760	632,469
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		9,846	—	9,846	—	9,846
Fair value through other comprehensive income
Equity securities		1,462,088	1,210,124	—	251,964	1,462,088
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		8,053,108	—	—	—	—
Trade accounts and notes receivable		8,414,667	—	—	—	—
Other receivables		2,458,227	—	—	—	—
Debt securities		124,147	—	—	—	—
Deposit instruments		2,581,802	—	—	—	—

	￦	32,170,460	1,239,811	8,437,024	861,674	10,538,509

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	157,036	—	157,036	—	157,036
Borrowings		1,358,294	1,358,294	—	—	1,358,294
Derivative hedging instruments(*2)		18,105	—	18,105	—	18,105
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,520,821	—	—	—	—
Borrowings		22,947,368	—	22,331,771	—	22,331,771
Financial guarantee liabilities		18,438	—	—	—	—
Others		2,789,195	—	—	—	—

	￦	32,809,257	1,358,294	22,506,912	—	23,865,206

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)	The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2022 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	￦	78,759	Discounted cash flows	Growth rate	0% ~ 1%	As growth rate increases, fair value increases
				Discount rate	4.97% ~ 14.89%	As discount rate increases, fair value decreases
		49,687	Proxy firm valuation method	Price multiples	1.0096	As price multiples increases, fair value increases
		733,228	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy
If other inputs remain constant as of December 31, 2022 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	237	(214)
	Fluctuation 0.5% of discount rate		20,437	(18,667)

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2021 and 2022 were as follows:

(in millions of Won)	2021		2022
Beginning	￦	731,735	620,914
Acquisition		138,473	182,217
Gain or l oss on valuation of financial assets		5,292	24,613
Other comprehensive income		1,581	126,510
Disposal and others		(256,167)	(92,580)

Ending	￦	620,914	861,674

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2020, 2021 and 2022 were as follows:

①	For the year ended December 31, 2020

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	165,160	(15,883)	—	9,979	329	159,585	—
Derivative assets		—	56,273	—	318,820	—	375,093	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,019	38,019	(77,627)
Financial assets measured at amortized cost		207,014	—	(222,215)	(15,779)	(5,821)	(36,801)	—
Derivative liabilities		—	(170,155)	—	(376,823)	—	(546,978)	(331)
Financial liabilities measured at amortized cost		(638,797)	—	450,984	—	(16,010)	(203,823)	—

	￦	(266,623)	(129,765)	228,769	(63,803)	16,517	(214,905)	(77,958)

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

②	For the year ended December 31, 2021

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	158,121	(12,093)	—	12,119	26,170	184,317	—
Derivative assets		—	213,724	—	370,547	—	584,271	—
Financial assets at fair value through other comprehensive income		—	—	—	—	48,281	48,281	214,888
Financial assets measured at amortized cost		134,122	—	651,435	(17,769)	(7,149)	760,639	—
Financial liabilities at fair value		—	54,057	33,069	—	(15,876)	71,250	—
Derivative liabilities		—	55,858	—	(465,174)	—	(409,316)	309
Financial liabilities measured at amortized cost		(439,826)	—	(846,202)	(16)	11,537	(1,274,507)	—

	￦	(147,583)	311,546	(161,698)	(100,293)	62,963	(35,065)	215,197

③	For the year ended December 31, 2022

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	20,421	(599,777)	—	237,771	545	(341,040)	—
Derivative assets		—	232,246	—	797,211	—	1,029,457	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,837	38,837	(10,076)
Financial assets measured at amortized cost		226,584	—	414,944	(64,244)	(42,433)	534,851	—
Financial liabilities at fair value		—	85,790	(8,891)	—	—	76,899	—
Derivative liabilities		—	(162,649)	—	(647,418)	—	(810,067)	1,023
Financial liabilities measured at amortized cost		(607,458)	—	(893,377)	—	1,443	(1,499,392)	—

	￦	(360,453)	(444,390)	(487,324)	323,320	(1,608)	(970,455)	(9,053)

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Credit risk

1)	Credit risk exposure
The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Cash and cash equivalents	￦	4,775,166	8,053,108
Derivative assets		249,096	359,995
Short-term financial instrument		10,514,093	8,006,082
Debt securities		161,863	200,023
Other securities		430,998	632,469
Other receivables		2,763,566	2,460,227
Trade accounts and notes receivable		9,051,708	9,754,813
Deposit instruments		2,745,280	2,581,802

	￦	30,691,770	32,048,519

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2021 and 2022, the maximum exposure to credit risk related to the financial guarantee amounted to
￦
4,122,774
million and
￦
3,982,288
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

①	Allowance for doubtful accounts as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Trade accounts and notes receivable	￦	365,120	378,100
Other accounts receivable		171,273	178,264
Loans		172,162	165,051
Other assets		8,810	9,098

	￦	717,365	730,513

②	Impairment losses on financial assets for the years ended December 31, 2021 and 2022 were as follows:

(in millions of Won)	2021		2022
Bad debt expenses	￦	40,153	24,791
Other bad debt expenses(*1)		19,704	14,968
Less: Recovery of allowance for other bad debt accounts		(32,679)	(5,144)

	￦	27,178	34,615

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2021 and 2022 are as follows:

	2021			2022
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
C urrent (not past due)	￦	9,481,730	28,866	7,888,518	20,752
Over due less than 1 month		289,716	6,537	864,391	63,311
1 month - 3 months		132,509	2,821	388,151	10,337
3 months - 12 months		85,339	22,212	517,171	12,645
Over 12 months		417,970	304,684	446,045	271,055

	￦	10,407,264	365,120	10,104,276	378,100

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2021 and 2022 are as follows:

	2021			2022
(in millions of Won)	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
C urrent (not past due)	￦	2,239,492	99,661	2,049,908	53,070
Over due less than 1 month		33,276	373	141,718	2,987
1 month - 3 months		86,517	71	108,152	16,408
3 months - 12 months		289,810	12,227	24,912	930
Over 12 months		466,716	239,913	487,950	279,018

	￦	3,115,811	352,245	2,812,640	352,413

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Beginning	￦	898,273	753,693	717,365
Bad debt expenses(reversal)		829	40,153	24,791
Other bad debt expenses		53,105	(12,975)	9,824
Others(*1)		(198,514)	(63,506)	(21,467)

Ending	￦	753,693	717,365	730,513

(*1)	Others for the years ended December 31, 2020, 2021 and 2022, included decreases mainly due to write-off amounting to ￦ 150,417 million, ￦ 86,111 million and ￦ 20,855 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(c)	Liquidity risk

1)	Contractual maturities of non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	￦	5,520,822	5,520,822	5,520,807	15	—
Borrowings		24,305,662	25,525,529	11,924,070	12,711,700	889,759
Financial guarantee liabilities(*1)		18,437	3,982,288	3,982,288	—	—
Lease liabilities		823,482	853,253	146,558	393,948	312,747
Other financial liabilities		2,671,022	2,671,287	2,554,837	116,450	—

	￦	33,339,425	38,553,179	24,128,560	13,222,113	1,202,506

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities of derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	￦	72,048	8,349	—	80,397
Currency swap		3,750	170	—	3,920
Others		19,359	71,465	—	90,824

	￦	95,157	79,984	—	175,141

(d)	Currency risk

1)
The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2021 and 2022 is as follows:

(in millions of Won)	2021			2022
	Assets		Liabilities	Assets	Liabilities
USD	￦	5,237,890	7,879,302	5,553,742	8,996,494
EUR		622,749	2,620,254	574,739	2,438,031
JPY		156,007	545,622	525,815	384,535
Others		849,744	467,053	1,614,928	807,876

2)
As of December 31, 2021 and 2022, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2021 and 2022 were as follows:

(in millions of Won)	2021			2022
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(264,141)	264,141	(344,275)	344,275
EUR		(199,751)	199,751	(186,329)	186,329
JPY		(38,962)	38,962	14,128	(14,128)

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Fixed rate
Financial assets	￦	20,677,076	21,394,764
Financial liabilities		(16,092,096)	(16,932,079)

	￦	4,584,980	4,462,685

Variable rate
Financial liabilities	￦	(6,427,133)	(8,197,066)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate
The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2021 and 2022, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2021 and 2022 would have been
as follows:

(in millions of Won)	2021			2022
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦	(64,271)	64,271	(81,971)	81,971

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2021 and 2022 are as follows:

(Share, in Won)	2021		2022
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	84,571,230
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2022, total number of ADRs of 24,779,936 outstanding in overseas stock market are equivalent to 6,194,984 shares of common stock.
(*2)
As of December 31, 2022, the difference between the ending balance of common stock and the aggregate par value of issued common stock is
￦
59,547 million due to retirement of 11,909,395 treasury stocks.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	The changes in issued common stock for the years ended December 31, 2021 and 2022 were as follows:

(share)	2021			2022
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(11,171,363)	76,015,472	87,186,835	(11,561,263)	75,625,572
Acquisition of treasury shares	—	(389,900)	(389,900)	—	—	—
Disposal of treasury shares	—	—	—	—	223,605	223,605
Retirement of treasury shares	—	—	—	(2,615,605)	2,615,605	—

Ending	87,186,835	(11,561,263)	75,625,572	84,571,230	(8,722,053)	75,849,177

(c)	Capital surplus as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		796,623	806,114
Other capital surplus		136,968	140,349

	￦	1,397,416	1,410,288

25.	Hybrid Bonds

(a)
The Company issued hybrid bonds, which are classified as equity in the consolidated financial statements. During the year ended December 31, 2022, the hybrid bonds were transferred to a new subsidiary (POSCO) which was established through a vertical spin-off. Accordingly, the ownership interests of the controlling company as of December 31, 2021 have been reclassified as non-controlling interests as of December 31, 2022. Hybrid bonds classified as equity as of December 31, 2021 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2021		2022
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	￦	200,000	200,000
Issuance cost					(616)	(616)

				￦	199,384	199,384

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*1)	Details of issuance of hybrid bonds as of December 31, 2022 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate
Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
· After 10 years : return on government bond of the Republic of Korea (10 years) + 1.40%
· After 10 years : additionally +0.25% according to Step-up clauses
· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards
The hybrid bond holder’s preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2022 amounts to
￦
479 million.

(b)
POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2021		2022
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	￦	140,000	140,000
Issuance cost					(429)	(429)

				￦	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of December 31, 2022 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

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
The hybrid bond holder’s preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2022 amounts to
￦
639 million.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

26.	Reserves

(a)	Reserves as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(532,833)	(406,555)
Changes in fair value of equity investments at fair value through other comprehensive income		(153,359)	(103,843)
Foreign currency translation differences		7,762	60,487
Gain or losses on valuation of derivatives		(455)	(3)
Others		11,900	5,924

	￦	(666,985)	(443,990)

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2021 and 2022 were as follows:

(in millions of Won)	2021		2022
Beginning balance	￦	(359,283)	(153,359)
Changes in unrealized fair value of equity investments		201,144	37,068
Reclassification upon disposal		1,667	20,729
Others		3,113	(8,281)

Ending balance	￦	(153,359)	(103,843)

27.	Treasury Shares
Based on the Board of Directors’ resolution, POSCO HOLDINGS INC. holds treasury shares for business purposes including its share price stabilization. The changes in treasury shares for the years ended December 31, 2021 and 2022 were as follows:

(shares, in millions of Won)	2021			2022
	Number of shares	Amount		Number of shares	Amount
Beginning	11,171,363	￦	2,391,523	11,561,263	￦	2,508,294
Acquisition of treasury shares	389,900		116,771	—		—
Disposal of treasury shares	—		—	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	11,561,263	￦	2,508,294	8,722,053	￦	1,892,308

28.	Share-Based Payments
During the year ended December 31, 2022, pursuant to the board of directors’ resolution, the Company decided to implement the Stock Grant program, under which the Company will grant treasury shares to

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

executives based on performance evaluation. As of December 31, 2022, detailed information of the Company’s Stock Grant program is as follows:

(in Won, except share information)
	Grant	Affiliated company of the executive subject to grant	Total quantity of treasury shares to be granted	Fair value of common shares per share as of date of grant
Granted in 2022	2022-12-31	POSCO HOLDINGS INC.	15,888	￦	276,500
		Subsidiaries	27,926
The fair value of the treasury shares expected to be granted to the Company’s executives as of the date of grant is accounted for as other administrative expenses.

29.	Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2020, 2021 and 2022 were as follows:

①	For the year ended December 31, 2020

(in millions of Won)			Green Infrastructure
	Steel		Construction	Trading	Energy and Others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	￦	28,394,790	—	18,796,522	2,490	742,128	172,689	48,108,619
Revenue from services		462,489	45,359	388,222	1,801,862	1,498	8,020	2,707,450
Revenue from construction contract		—	6,197,497	—	—	27,949	—	6,225,446
Others		35,599	7,196	160,478	76,384	—	145,506	425,163

	￦	28,892,878	6,250,052	19,345,222	1,880,736	771,575	326,215	57,466,678

Timing of revenue recognition
Revenue recognized at a point in time	￦	28,430,389	141,916	18,957,000	78,874	742,128	318,195	48,668,502
Revenue recognized over time		462,489	6,108,136	388,222	1,801,862	29,447	8,020	8,798,176

	￦	28,892,878	6,250,052	19,345,222	1,880,736	771,575	326,215	57,466,678

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

②	For the year ended December 31, 2021

(in millions of Won)			Green Infrastructure
	Steel		Construction	Trading	Energy and Others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	￦	40,305,393	—	24,233,531	7,751	1,210,874	219,425	65,976,974
Revenue from services		680,513	58,807	547,369	2,027,133	3,150	102,881	3,419,853
Revenue from construction contract		—	6,014,050	—	—	27,933	34	6,042,017
Others		107,499	2,365	284,708	26,393	—	149,392	570,357

	￦	41,093,405	6,075,222	25,065,608	2,061,277	1,241,957	471,732	76,009,201

Timing of revenue recognition
Revenue recognized at a point in time	￦	40,412,892	491,313	24,518,239	34,144	1,210,874	368,817	67,036,279
Revenue recognized over time		680,513	5,583,909	547,369	2,027,133	31,083	102,915	8,972,922

	￦	41,093,405	6,075,222	25,065,608	2,061,277	1,241,957	471,732	76,009,201

③	For the year ended December 31, 2022

(in millions of Won)			Green Infrastructure
	Steel		Construction	Trading	Energy and Others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	￦	43,508,308	—	24,824,117	84,168	2,418,796	—	70,835,389
Revenue from services		919,391	142,708	586,047	3,849,390	4,501	8,017	5,510,054
Revenue from construction contract		—	7,769,863	—	—	28,488	—	7,798,351
Others		119,267	8,537	545,294	65,401	—	121,323	859,822

	￦	44,546,966	7,921,108	25,955,458	3,998,959	2,451,785	129,340	85,003,616

Timing of revenue recognition
Revenue recognized at a point in time	￦	43,627,575	837,363	25,369,411	149,569	2,418,796	121,323	72,524,037
Revenue recognized over time		919,391	7,083,745	586,047	3,849,390	32,989	8,017	12,479,579

	￦	44,546,966	7,921,108	25,955,458	3,998,959	2,451,785	129,340	85,003,616

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Receivables
Account receivables	￦	9,051,708	8,414,667

Contract assets
Due from customers for contract work		990,436	1,311,508

Contract liabilities
Advance received		1,583,732	1,233,424
Due to customers for contract work		813,207	756,316
Unearned revenue		133,765	84,195

30.	Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Accumulated cost	￦	30,691,333	27,940,760
Accumulated contract profit		2,462,231	1,759,843
Accumulated contract loss		(1,244,787)	(885,148)
Accumulated contract revenue		31,908,777	28,815,455

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Unbilled due from customers for contract work	￦	1,027,039	1,340,146
Due to customers for contract work		(813,207)	(756,316)

	￦	213,832	583,830

(c)
Due to the factors causing the cost variation for the years ended December 31, 2021 and 2022, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the years ended December 31, 2021, 2022 and future periods are as follows:

(in millions of Won)	2021		2022
Changes in total contract revenues	￦	862,660	1,222,558
Changes in estimated total contract costs		659,613	1,622,429
Changes in profit before income taxes of construction contract :
- Current period		116,340	(165,623)
- Future periods		86,707	(234,248)
The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of reporting period. The

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price
Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

(e)	As of December 31, 2022, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2023		2024	2025	After 2026	Total
Expected Revenue	￦	7,529,798	5,999,477	2,350,137	988,206	16,867,618

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

31.	Selling and Administrative Expenses

(a)	Other administrative expenses
Other administrative expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Wages and salaries	￦	828,667	941,824	1,075,873
Expenses related to post-employment benefits		83,037	142,606	84,582
Other employee benefits		187,075	207,074	230,909
Travel		17,513	18,916	39,661
Depreciation		146,483	144,037	148,639
Amortization		115,254	87,232	90,069
Communication		10,390	9,898	10,890
Electricity		7,968	7,398	9,563
Taxes and public dues		59,274	85,808	95,976
Rental		34,966	28,682	36,732
Repairs		8,952	12,604	17,343
Entertainment		8,328	10,186	13,741
Advertising		71,743	89,218	103,551
Research & development		116,273	123,092	179,714
Service fees		156,530	187,271	225,072
Vehicles maintenance		4,880	5,336	7,102
Industry association fee		9,586	9,691	11,624
Conference		11,576	14,479	20,259
Increase (decrease) to provisions		12,285	8,936	(909)
Others		48,822	75,521	79,575

	￦	1,939,602	2,209,809	2,479,966

(b)	Selling expenses
Selling expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Freight and custody	￦	180,503	192,973	77,427
Operating expenses for distribution center		6,977	7,382	2,507
Sales commissions		86,851	65,404	75,012
Sales advertising		1,284	3,620	5,782
Sales promotion		7,086	6,264	19,388
Sample		1,650	2,164	2,052
Sales insurance premium		30,364	41,069	39,018
Contract cost		46,247	61,450	57,661
Others		15,978	12,749	15,635

	￦	376,940	393,075	294,482

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

32.	Research and Development Expenditures Recognized as Expenses
Research and development expenditures recognized as expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Administrative expenses	￦	116,273	123,092	179,714
Cost of sales		351,861	345,457	356,560

	￦	468,134	468,549	536,274

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

33.	Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Finance income
Interest income(*1)	￦	372,174	292,243	247,005
Dividend income		38,348	74,451	39,383
Gain on foreign currency transactions		1,147,692	1,079,939	2,284,126
Gain on foreign currency translations		574,463	298,452	703,627
Gain on derivatives transactions		352,005	402,171	840,265
Gain on valuations of derivatives		115,642	370,780	262,723
Gain on disposals of financial assets at fair value through profit of loss		15,550	20,070	256,016
Gain on valuations of financial assets at fair value through profit or loss		51,581	101,717	98,359
Gain on valuations of financial liabilities at fair value through profit or loss		—	54,057	85,790
Others		10,044	36,230	16,717

	￦	2,677,499	2,730,110	4,834,011

Finance costs
Interest expenses	￦	(638,797)	(439,826)	(607,458)
Loss on foreign currency transactions		(1,067,907)	(985,179)	(2,505,862)
Loss on foreign currency translations		(425,479)	(554,910)	(969,215)
Loss on derivatives transactions		(410,008)	(496,798)	(690,471)
Loss on valuations of derivatives		(229,524)	(101,198)	(193,127)
Loss on disposals of trade accounts and notes receivable		(15,816)	(17,769)	(64,244)
Loss on disposals of financial assets at fair value through profit or loss		(5,571)	(7,951)	(18,245)
Loss on valuations of financial assets at fair value through profit or loss		(67,464)	(113,810)	(698,136)
Others		(31,836)	(47,734)	(57,708)

	￦	(2,892,402)	(2,765,175)	(5,804,466)

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2020, 2021 and 2022 were ￦ 207,014 million, ￦ 134,121 million and ￦ 226,584 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

34.	Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Other operating income
Gain on disposals of assets held for sale	￦	841	60,208	55,262
Gain on disposals of investment in subsidiaries, associates and joint ventures		88,836	85,981	13,904
Gain on disposals of property, plant and equipment		15,548	12,016	18,502
Gain on disposals of intangible assets		815	273	291
Gain on valuation of firm commitment		107,511	169,485	181,645
Gain on disposals of emission rights		24,851	567	5,181
Reversal of other provisions		5,154	33,887	5,245
Compensation for insured losses(*1)		25,253	38,115	237,565
Miscellaneous Income (*2)		111,701	157,703	64,235
Others		21,826	19,762	10,187

	￦	402,336	577,997	592,017

Other operating expenses
Impairment loss on assets held for sale	￦	(5,030)	—	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		(14,632)	(12,882)	(12,400)
Loss on disposals of property, plant and equipment		(142,126)	(95,720)	(111,082)
Impairment loss on property, plant and equipment		(27,040)	(311,520)	(213,183)
Impairment loss on intangible assets		(197,776)	(224,328)	(370,663)
Loss on valuation of firm commitment		(93,098)	(111,542)	(156,183)
Idle tangible asset expenses		(19,276)	(23,843)	(18,184)
Increase to provisions		(30,536)	(37,962)	(88,857)
Donations		(45,652)	(101,258)	(80,558)
Miscellaneous losses		(63,525)	(69,972)	(63,812)
Others		(6,883)	(38,465)	(8,763)

	￦	(645,574)	(1,027,492)	(1,123,685)

(*1)
During the year ended December 31, 2022, POSCO, a subsidiary, received insurance payments of
￦
234,000 million related to damage due to the flooding of the Naengcheon stream in Pohang, and additional compensation is under discussion with the insurance company.

(*2)
During the year ended December 31, 2021, the Company recognized
￦
46,283 million of other operating income for refund of other than corporate tax as a result of administrative litigation for tax audits.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

35.	Expenses by Nature
Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other operating expenses in the statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2020		2021	2022
Raw material used, changes in inventories and others	￦	34,555,624	44,466,766	54,670,367
Employee benefits(*2)		3,624,953	4,023,167	4,330,946
Outsourced processing cost		7,808,343	7,690,334	8,641,448
Electricity		656,121	744,207	936,360
Depreciation(*1)		3,156,181	3,135,345	3,204,744
Amortization		465,558	444,100	488,835
Freight and custody		1,428,012	1,580,200	3,077,044
Sales commissions		86,851	65,404	75,012
Loss on disposal of property, plant and equipment		142,126	95,720	111,082
Impairment loss on property, plant and equipment		27,040	311,520	213,183
Impairment loss on goodwill and intangible assets		197,776	224,328	370,663
Donations		45,652	101,258	80,558
Other		3,638,393	4,962,224	5,058,849

	￦	55,832,630	67,844,573	81,259,091

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Wages and salaries	￦	3,316,364	3,684,894	4,024,805
Expenses related to post-employment benefits		308,589	338,273	306,141

	￦	3,624,953	4,023,167	4,330,946

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

36.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Current income taxes(*1)	￦	692,870	2,470,416	932,085
Deferred income tax due to temporary differences		(481,303)	(153,919)	(407,958)
Items recorded directly in equity		12,705	(102,670)	(62,593)

Income tax expense	￦	224,272	2,213,827	461,534

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return is credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Net changes in fair value of equity investments at fair value through other comprehensive income	￦	26,850	(83,532)	(37,431)
Others		(14,145)	(19,138)	(25,162)

	￦	12,705	(102,670)	(62,593)

(c)
The following table reconciles the calculated income tax expense based on POSCO HOLDINGS INC’s statutory rate (27.5%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2020, 2021 and 2022.

(in millions of Won)	2020		2021	2022
Profit before income tax expense	￦	1,972,764	9,389,809	4,047,491
Income tax expense computed at statutory rate		533,875	2,572,702	1,101,240
Adjustments:
Tax credits		(90,093)	(313,205)	(133,727)
Additional income tax expense for prior years (Refund of tax for prior years)		(14,362)	(42,667)	22,929
Investment in subsidiaries, associates and joint ventures(*2)		147,874	(111,938)	(413,349)
Tax effects due to permanent differences		2,591	17,811	19,350
Effect of tax rate change		—	—	(180,533)
Others(*1)		(355,613)	91,124	45,624

		(309,603)	(358,875)	(639,706)

Income tax expense	￦	224,272	2,213,827	461,534

Effective tax rate (%)		11.37%	23.58%	11.40%

(*1)
Due to changes in estimation on deductibility of temporary difference related to Synthetic Natural Gas (SNG) facility and Business Combination of Off-gas Power Station Business Sector,
￦
328,453 million of income tax benefit is recognized for the year ended December 31, 2020
.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*2)
During the year ended December 31, 2022, POSCO HOLDINGS INC. sold certain of its subsidiaries and associates to POSCO, a subsidiary of POSCO HOLDINGS INC., and classified CSP-Compania Siderurgica do Pecem, an investment in joint venture as assets held for sale. This amount includes recognition of deferred tax assets of

￦
451,352
million in connection with these transactions
.

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2022 were as follows:

(in millions of Won)	2021				2022
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	147,224	(3,866)	143,358	143,358	(12,857)	130,501
PP&E - Depreciation		32,236	(1,328)	30,908	30,908	(6,981)	23,927
Share of profit or loss of equity-accounted investees		219,431	5,135	224,566	224,566	45,072	269,638
Allowance for inventories valuation		11,542	11,441	22,983	22,983	24,582	47,565
PP&E - Revaluation		(1,733,999)	130,616	(1,603,383)	(1,603,383)	1,455,648	(147,735)
Prepaid expenses		19,831	(301)	19,530	19,530	(2,607)	16,923
PP&E - Impairment loss		383,503	70,166	453,669	453,669	(436,570)	17,099
Gain or loss on foreign currency translation		(51,645)	50,540	(1,105)	(1,105)	(12,601)	(13,706)
Defined benefit liabilities		(121,820)	(26,521)	(148,341)	(148,341)	107,924	(40,417)
Provision for construction losses		17,605	(7,415)	10,190	10,190	7,759	17,949
Provision for construction warranty		63,515	10,845	74,360	74,360	(4,089)	70,271
Accrued income		(41,176)	(9,276)	(50,452)	(50,452)	10,690	(39,762)
Provision for accelerated depreciation		(2,915)	(5,595)	(8,510)	(8,510)	(2,728,164)	(2,736,674)
Spin-off		—	—	—	—	2,111,815	2,111,815
Impairment loss on AFS		108,598	9,551	118,149	118,149	(23,607)	94,542
Difference in acquisition costs of treasury shares		69,408	—	69,408	69,408	(25,516)	43,892
Others		392,640	(83,022)	309,618	309,618	99,186	408,804

		(486,022)	150,970	(335,052)	(335,052)	609,684	274,632

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		156,991	(83,532)	73,459	73,459	(37,431)	36,028
Others		153,876	(19,139)	134,737	134,737	(141,788)	(7,051)

		310,867	(102,671)	208,196	208,196	(179,219)	28,977

Deferred tax from tax credit
Tax credit carry-forward and others		72,406	458	72,864	72,864	(1,500)	71,364
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		139,867	105,162	245,029	245,029	(21,008)	224,021

	￦	37,118	153,919	191,037	191,037	407,957	598,994

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(e)	Deferred tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021				2022
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	143,526	(168)	143,358	130,700	(199)	130,501
PP&E - Depreciation		97,713	(66,805)	30,908	94,003	(70,076)	23,927
Share of profit or loss of equity-accounted investees		294,505	(69,939)	224,566	284,568	(14,930)	269,638
Allowance for inventories valuation		22,983	—	22,983	47,565	—	47,565
PP&E - Revaluation		—	(1,603,383)	(1,603,383)	—	(147,735)	(147,735)
Prepaid expenses		19,604	(74)	19,530	17,003	(80)	16,923
PP&E - Impairment loss		453,669	—	453,669	17,099	—	17,099
Gain or loss on foreign currency translation		87,947	(89,052)	(1,105)	75,235	(88,941)	(13,706)
Defined benefit liabilities		459,074	(607,415)	(148,341)	550,140	(590,557)	(40,417)
Provision for construction losses		10,190	—	10,190	17,949	—	17,949
Provision for construction warranty		74,360	—	74,360	70,271	—	70,271
Accrued income		—	(50,452)	(50,452)	—	(39,762)	(39,762)
Provision for accelerated depreciation		—	(8,510)	(8,510)	—	(2,736,674)	(2,736,674)
Spin-off		—	—	—	2,112,733	(918)	2,111,815
Impairment loss on AFS		118,149	—	118,149	94,542	—	94,542
Difference in acquisition costs of treasury shares		69,408	—	69,408	43,892	—	43,892
Others		540,588	(230,970)	309,618	468,549	(59,745)	408,804

		2,391,716	(2,726,768)	(335,052)	4,024,249	(3,749,617)	274,632

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		143,956	(70,497)	73,459	105,125	(69,097)	36,028
Others		159,793	(25,056)	134,737	30,370	(37,421)	(7,051)

		303,749	(95,553)	208,196	135,495	(106,518)	28,977

Deferred tax from tax credit
Tax credit carry-forward and others		72,864	—	72,864	71,364	—	71,364
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		513,884	(268,855)	245,029	463,133	(239,112)	224,021

	￦	3,282,213	(3,091,176)	191,037	4,694,241	(4,095,247)	598,994

(f)
As of December 31, 202
2
, deductible temporary differences of
￦
4,532,662 million and taxable temporary differences of
￦
10,640,755 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities, because it is not probable they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

37.	Earnings per Share
(a) Basic earnings per share for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in Won, except share information)	2020		2021	2022
Profit attribute to controlling interest	￦	1,581,207,551,926	6,606,727,454,113	3,157,536,155,264
Interests of hybrid bonds, net of tax		(6,688,273,972)	(6,669,999,999)	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		79,120,963	75,696,150	75,814,870

Basic earnings per share	￦	19,900	87,191	41,634

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2020	2021	2022
Total number of common shares issued	87,186,835	87,186,835	84,571,230
Weighted-average number of treasury shares	(8,065,872)	(11,490,685)	(8,756,360)

Weighted-average number of common shares outstanding	79,120,963	75,696,150	75,814,870

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Diluted earnings per share for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in Won, except share information)	2020		2021	2022
Profit attribute to controlling interest	￦	1,581,207,551,926	6,606,727,454,113	3,157,536,155,264
Interests of hybrid bonds, net of tax		(6,688,273,972)	(6,669,999,999)	(1,078,164,383)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		—	(63,166,690,813)	(55,751,463,819)
Adjusted weighted-average number of common shares(*1)		79,120,963	76,688,340	78,906,375

Diluted earnings per share	￦	19,900	85,240	39,296

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	2020	2021	2022
Weighted-average number of common shares outstanding	79,120,963	75,696,150	75,814,870
Weighted-average number of potential common share	—	992,190	3,091,505

Adjusted weighted-average number of common shares	79,120,963	76,688,340	78,906,375

The Company has potentially issuable common shares due to its exchangeable bonds as of and Stock Grant program as of December 31, 2022. When considering the Stock Grant program, the issuable shares have an anti-dilution effect, therefore the effect from the Stock Grant program was excluded from the calculation of diluted earnings per share. The Company holds exchangeable bonds as potential common stocks with a diluting effect as of December 31, 2021 and 2022. Meanwhile, since there were no potential shares of common stock which had dilutive effects as of December 31, 2020, diluted earnings per share is equal to basic earnings per share.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

38.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2020, 2021 and 2022 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	6,790	11,123	15	772,846	220	63,467
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		418,619	1,820	—	—	28,523	639
POSCO ICT(*4)		2,747	4,996	—	374,914	41,384	181,554
eNtoB Corporation		15	60	214,750	34,217	76	25,870
POSCO CHEMICAL CO., LTD		258,154	34,944	456,780	23,003	304,135	4,816
POSCO ENERGY CO., LTD.		1,262	2,396	14,011	3	—	23,336
POSCO MOBILITY SOLUTION		381,591	—	—	—	32,325	1,500
POSCO INTERNATIONAL Corporation		5,644,017	56,322	342,520	—	11,371	4,375
POSCO Thainox Public Company Limited		311,924	137	2,538	—	—	—
POSCO Canada Ltd.		—	1,325	162,385	—	—	—
POSCO Asia Co., Ltd.		1,514,154	1,060	151,373	4,331	1,508	3,915
Qingdao Pohang Stainless Steel Co., Ltd.		145,006	66	—	—	—	305
POSCO JAPAN Co., Ltd.		1,076,987	—	37,210	5,277	—	6,225
POSCO-VIETNAM Co., Ltd.		253,060	605	—	—	—	96
POSCO MEXICO S.A. DE C.V.		168,188	403	—	—	—	2,000
POSCO Maharashtra Steel Private Limited		328,943	2,507	—	—	—	479
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		112,925	—	—	—	—	—
POSCO VST CO., LTD.		208,464	218	—	—	—	156
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	600,580	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		264,786	948	2,314	—	—	18
Others		806,672	22,069	71,261	45,695	238,496	135,429

		11,904,304	140,999	2,055,737	1,260,286	658,038	454,180

Associates and joint ventures(*3)
SNNC		5,651	4,739	545,001	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		40,512	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	91,188	1,300,296	—	—	—
Others		34,620	69,151	64,861	84,839	4,086	44,068

		80,783	165,078	1,910,158	84,839	4,086	44,068

	￦	11,985,087	306,077	3,965,895	1,345,125	662,124	498,248

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*3)	As of December 31, 2020, the company provided guarantees to related parties. (Note 39)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

2)	For the year ended December 31, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	￦	5,859	11,113	—	491,624	158	32,328
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		695,451	2,602	—	—	39,014	627
POSCO ICT(*4)		1,605	4,996	—	324,275	46,037	181,221
eNtoB Corporation		14	—	381,633	65,254	115	25,242
POSCO CHEMICAL CO., LTD		318,808	31,917	462,013	14,358	298,431	3,724
POSCO ENERGY CO., LTD.		5,207	1,450	11,271	—	—	26,137
POSCO MOBILITY SOLUTION		807,925	—	—	—	45,758	914
POSCO INTERNATIONAL Corporation		9,750,636	54,331	1,299,561	—	988	8,968
POSCO Thainox Public Company Limited		309,295	—	—	—	—	69
POSCO Canada Ltd.		—	1,372	202,523	—	—	—
POSCO Asia Co., Ltd.		19,142	426	417	—	—	1,648
Qingdao Pohang Stainless Steel Co., Ltd.		188,470	8	—	—	—	83
POSCO JAPAN Co., Ltd.		1,613,634	1	27,937	1,726	—	4,894
POSCO-VIETNAM Co., Ltd.		441,758	975	—	—	—	46
POSCO MEXICO S.A. DE C.V.		460,773	548	—	—	—	1,494
POSCO Maharashtra Steel Private Limited		899,675	903	—	—	—	229
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		161,808	—	—	—	—	2
POSCO VST CO., LTD.		201,517	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	1,453	1,704,193	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		278,749	734	8	—	—	24
Others		1,337,458	56,161	220,000	63,116	276,202	153,677

		17,497,784	168,990	4,309,556	960,353	706,703	441,347

Associates and joint ventures(*3)
SNNC		72,797	2,514	736,441	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		72,342	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	418,044	2,338,625	—	—	—
Others		37,410	63,298	107,637	—	—	49,741

		182,549	483,856	3,182,703	—	—	49,848

	￦	17,680,333	652,846	7,492,259	960,353	706,703	491,195

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2021, the company provided guarantees to related parties. (Note 39)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

3)	For the year ended December 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	￦	87,165	—	2	—	—	—	10,446
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		7,502	16,555	7	—	80,306	—	13,086
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		133,743	—	215	—	—	7,656	18
POSCO ICT(*4)		1,760	4,970	18	—	39,932	10,190	34,724
eNtoB Corporation		3	24	—	60,649	9,706	32	3,453
POSCO CHEMICAL CO., LTD		89,535	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		4,331	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		176,534	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,102,356	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,359	22,867	—	—	—	—	1
POSCO Canada Ltd.		—	—	—	77,225	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,584	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,840	—	513	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,776	—	562	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,806	—	1,130	—	—	—	120
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,475	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	179	379,823	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,335	—	537	—	—	—	8
Others		203,869	2,452	6,574	61,457	18,844	53,139	223,222

		3,355,083	122,839	9,781	915,202	153,545	136,912	291,019

Associates and joint ventures(*3)
SNNC		3,242	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	186,813	—	210,455	—	—	—
Others		78,048	209,457	14,704	14,015	—	—	197

		106,904	401,618	14,712	372,709	—	—	197

	￦	3,461,987	524,457	24,493	1,287,911	153,545	136,912	291,216

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2022, the company provided guarantees to related parties. (Note 39)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	The related account balances of receivables and payables resulting from significant transactions between the controlling company and related companies as of December 31, 2021 and 2022 are as follows:

1)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT. KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and joint ventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd(*1)		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	￦	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

(*1)	During the year ended December 31, 2021, the Company made a new loan of ￦ 181,122 million to FQM Australia Holdings Pty Ltd, an associate, and recognized it as a long-term loan.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	￦	75,343	6,600	81,943	5,678	14,663	20,341
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		3,808	660	4,468	—	—	—
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		818	—	818	—	—	—
POSCO ICT		687	—	687	859	705	1,564
eNtoB Corporation		—	—	—	—	—	—
POSCO CHEMICAL CO., LTD		8,550	—	8,550	—	5,086	5,086
POSCO ENERGY CO., LTD.		3,400	462	3,862	—	1,593	1,593
POSCO MOBILITY SOLUTION		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		1,918	5,618	7,536	11,874	3,335	15,209

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	￦	120,699	226,609	347,308	19,588	25,884	45,472

(*1)
FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the company provided additional loan
￦
12,166 million to FQM Australia Holdings Pty Ltd.

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2020, 2021 and 2022 were as follows:

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

1)	For the year ended December 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	￦	2,558	—	5	—
New Songdo International City Development, LLC		125,909	26,451	—	137
SNNC		61,332	30	48,764	126,060
Chuncheon Energy Co., Ltd.		213	211	—	—
Noeul Green Energy Co., Ltd.		6,059	—	—	829
CSP—Compania Siderurgica do Pecem		47,243	11,432	165,269	14,399
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		42,189	—	37,509	151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,780	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd		8,757	—	—	—
PT. Batutua Tembaga Raya		—	1,061	28,174	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		29,964	—	384	—
DMSA/AMSA		—	—	29,189	—
South-East Asia Gas Pipeline Company Ltd.		7	71,299	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		31,068	19,530	3,608	701
Samcheok BluePower Co., Ltd		220,372	—	—	—
TK CHEMICAL CORPORATION		104,749	—	26,863	—
Pocheon-Hwado Highway Corp.		17,631	—	—	—
UITrans LRT Co., Ltd.		2,263	—	—	—
Roy Hill Holdings Pty Ltd		—	22,797	—	—
Others		162,257	49,158	49,315	37,582

	￦	862,571	201,969	394,860	179,859

2)	For the year ended December 31, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	￦	286,731	—	266	—	165
SNNC		75,129	—	743	19,720	40,090
Noeul Green Energy Co., Ltd.		6,127	—	—	—	1,896
CSP—Compania Siderurgica do Pecem		4,660	—	—	96,179	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		46,323	—	—	33,316	5,686
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		14,673	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		39,887	—	—	164	—
DMSA/AMSA		—	—	—	9,875	—
South-East Asia Gas Pipeline Company Ltd.		—	27,828	7,564	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		65,746	—	10	4,347	180
Samcheok Blue Power Co., Ltd.		263,730	405	—	—	4
TK CHEMICAL CORPORATION		14,906	—	—	2,292	—
Pocheon-Hwado Highway Corp.		62,829	—	—	—	—
UITrans LRT Co., Ltd.		10,736	—	—	—	—
Roy Hill Holdings Pty Ltd		—	104,903	—	—	—
Others		184,606	49,031	15,449	31,379	18,505

	￦	1,076,083	182,167	24,032	197,272	66,526

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

3)	For the year ended December 31, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	￦	270,465	—	—	—	148
SNNC		161,565	—	412	613,514	1,755
Noeul Green Energy Co., Ltd.		5,531	—	—	—	1,716
CSP—Compania Siderurgica do Pecem		7,173	—	—	126,123	22,663
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*1)		17,824	—	—	24,190	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		14,863	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		32,007	—	—	357	—
South-East Asia Gas Pipeline Company Ltd.		—	14,541	2,974	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		134,498	24,000	—	5,446	—
Samcheok Blue Power Co., Ltd.		502,259	9,992	26	—	—
Pocheon-Hwado Highway Corp.		93,428	—	—	—	—
UITrans LRT Co., Ltd.		—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	46,780	—	1,463,383	—
Others		547,627	137,733	3,026	507,705	122,092

	￦	1,787,240	233,046	6,438	2,740,718	148,374

(*1)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from the association due to the sale of its shares during the year ended December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(d)
The related account balances of receivables and payables resulting from significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2021 and December 31, 2022 are as follows:

1)	December 31, 2021

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	49,748	—	16,261	66,009	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	257	—	257
Samcheok Blue Power Co., Ltd.		120,672	—	—	120,672	—	23,683	23,683
Nickel Mining Company SAS		—	62,611	477	63,088	—	—	—
CSP—Compania Siderurgica do Pecem		—	—	—	—	3,144	—	3,144
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,108	—	—	9,108	4,393	—	4,393
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		19,271	—	—	19,271	—	18	18
South-East Asia Gas Pipeline Company Ltd.		—	47,423	—	47,423	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,183	—	—	8,183	1,083	—	1,083
Pocheon-Hwado Highway Corp.		14,162	—	—	14,162	—	—	—
UITrans LRT Co., Ltd.		7,048	29,099	—	36,147	—	—	—
Roy Hill Holdings Pty Ltd		—	—	8,589	8,589	—	—	—
SNNC		4,708	—	—	4,708	143	—	143
Others		34,254	179,036	106,186	319,476	97	31,047	31,144

	￦	267,154	318,169	131,513	716,836	9,117	54,748	63,865

(*1)	As of December 31, 2021, the Company recognizes bad-debt allowance for receivables amounting to ￦ 114,315 million.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	December 31, 2022

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	63,413	—	16,858	80,271	—	39,664	39,664
Chuncheon Energy Co., Ltd.		—	—	—	—	—	50	50
Samcheok Blue Power Co., Ltd.		107,119	—	—	107,119	—	18,224	18,224
Nickel Mining Company SAS		—	63,024	263	63,287	—	358	358
CSP—Compania Siderurgica do Pecem		3	—	—	3	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,096	—	—	7,096	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	—	—	—	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		12,589	—	52	12,641	1,198	4	1,202
Pocheon-Hwado Highway Corp.		16,297	—	—	16,297	—	—	—
UITrans LRT Co., Ltd.		—	36,510	—	36,510	—	1,999	1,999
Roy Hill Holdings Pty Ltd		—	—	7,110	7,110	571,084	—	571,084
SNNC		7,827	—	51	7,878	44,124	198	44,322
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	35,131	—	—	—
Others		98,920	185,022	112,538	396,480	54,708	25,241	79,949

	￦	313,264	319,687	136,872	769,823	671,114	85,738	756,852

(*1)	As of December 31, 2022, the Company recognizes bad-debt allowance for receivables amounting to ￦ 131,588 million.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2021 and 2022 were as follows:

1)	December 31, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	23,452	5,682	—	(35)	29,099
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(49,928)	6,348	47,423
PT. Batutua Tembaga Raya(*2)		35,355	—	—	(35,355)	—
PT. Tanggamus Electric Power		4,304	—	—	386	4,690
PT. Wampu Electric Power		5,186	—	—	465	5,651
PT. POSMI Steel Indonesia		2,176	—	—	195	2,371
Nickel Mining Company SAS		62,420	—	—	191	62,611
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	(698)	4,742
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	585	7,113
AMCI (WA) PTY LTD		83,291	6,154	—	2,220	91,665
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,440	—	—	488	5,928
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,704	—	—	780	9,484
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	1,463	17,783
CAML RESOURCES PTY LTD		3,312	—	(3,312)	—	—
Shinahn wind power generation(*3)		37	60	—	(97)	—
FQM Australia Holdings Pty Ltd		—	27,242	—	(15)	27,227

	￦	355,350	39,138	(53,240)	(23,079)	318,169

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)
PT. Batutua Tembaga Raya was excluded from the association due to the sale of its shares during the years ended December 31, 2021. Meanwhile, the uncollected loan was offset and written off from the loan loss provisions set in the previous period, and these effects are included in Others.

(*3)	Shinahn Wind Power Generation was excluded from the association due to the sale of its shares during the years period ended December 31, 2021.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	December 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	29,099	7,460	(5)	(44)	36,510
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(45,639)	(1,784)	—
PT. Tanggamus Electric Power		4,690	—	—	324	5,014
PT. Wampu Electric Power		5,651	—	(1,876)	213	3,988
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	413	63,024
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	324	3,802
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	491	7,604
AMCI (WA) PTY LTD		91,665	6,975	—	5,641	104,281
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	654	10,138
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	959	12,673
FQM Australia Holdings PTY Ltd		27,227	7,935	—	(122)	35,040
POHANG E&E Coi., LTD		—	100	—	—	100
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	—	35,131

	￦	318,169	57,601	(63,772)	7,689	319,687

(*1)	Includes adjustments of foreign currency translation differences and others.

(f)	For the years ended December 31, 2020, 2021 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	2020		2021	2022
Short-term benefits	￦	109,546	111,900	174,629
Long-term benefits		15,288	18,115	9,182
Retirement benefits		16,238	22,239	22,106

	￦	141,072	152,254	205,917

Key management officers include directors (including non-standing directors), executive officers and fellow officers who have significant influences and responsibilities in the Company’s business and operations.

39.	Commitments and Contingencies

(a)	Contingent liabilities
Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

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

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Details of guarantees
1) Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2022 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	205,000,000	259,797	—	—
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	177,149	109,784,000	139,129
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,164,300,000	2,742,818	1,250,244,173	1,584,435
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	131,874,750	167,126	131,874,750	167,126
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	76,038	60,000,000	76,038
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	197,699	109,999,999	139,403
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	201,667	4,765,000,000	174,685
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	228,114	150,000,000	190,095
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	20,880,000	26,461	17,400,000	22,051
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	13,200,000	16,728	11,000,000	13,940
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,250,510,000,000	101,166	1,178,510,000,000	95,341
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	18,569	14,652,750	18,569
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	63,365	—	—
	POSCO INTERNATIONAL AMERICA Corp.					15,002,042	19,012
	POSCO INTERNATIONAL JAPAN Corp.					7,521,345	9,532
	POSCO INTERNATIONAL SINGAPORE PTE. LTD.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	34,217	27,000,000	34,217
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC, Malaysia	USD	6,000,000	7,604	6,000,000	7,604
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	45,623	36,000,000	45,623
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	32,823	25,900,000	32,823
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,901	300,000	380
POSCO STEELEON Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	17,726	11,952,170	15,147
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	65,102,271	82,504	65,102,271	82,504
[Associates and joint ventures]
POSCO HOLDINGS INC.	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	532,264	358,266,014	454,030
		BNDES	BRL	464,060,000	111,244	464,060,000	111,244
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,155	46,000,000	62,155
POSCO	LLP POSUK Titanium	SMBC	USD	13,500,000	17,109	13,250,000	16,792
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	8,428	6,300,000	7,984
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	143,110	143,110
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	27,650	860,880	1,091
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,491,670	1,491,670	547,785	547,785
POSCO ICT	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,621	7,621	6,391	6,391
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	14,242,095	12,226	14,242,095	12,226
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,472	80,000,000,000	6,472
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	772,210,905	11,823	772,210,905	11,823

			USD	3,773,148,900	4,781,713	2,428,410,394	3,077,525
			KRW	1,648,491	1,648,491	697,286	697,286
			IDR	1,330,510,000,000	107,638	1,258,510,000,000	101,813
			INR	772,210,905	11,823	772,210,905	11,823
			THB	5,501,000,000	201,667	4,765,000,000	174,685
			EUR	46,000,000	62,155	46,000,000	62,155
			AUD	14,242,095	12,226	14,242,095	12,226
			BRL	464,060,000	111,244	464,060,000	111,244

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2) Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of December 31, 2022 are as follows:

(in millions of Won)			Agreed amount			Executed amount
Provider	Recipient	Creditor	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	JB CLARK HILLS	HSBC and others	USD	30,000,000	38,019	27,500,000	34,851
[Associates and joint ventures]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	520,000	520,000	453,400	453,400
	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	50,492	50,492
	UITrans LRT Co., Ltd	Kookmin Bank and others	KRW	205,051	205,051	176,600	176,600
	Pocheon-Hwado Highway Corp.	Lotte Insurance Co., Ltd and others	KRW	319,526	319,526	95,137	95,137
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	13,035	13,035
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	51,559	51,559	27,213	27,213
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE	KRW	44,054	44,054	27,710	27,710
POSCO ICT	UITrans LRT Co., Ltd	Kookmin Bank	KRW	43,736	43,736	35,261	35,261
[Others]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon-Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	3,823,072	3,823,072	1,627,863	1,627,863
POSCO ICT	Incheon-Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	216,051	216,051	94,474	94,474

(c)	Other commitments
Details of other commitments of the Company as of December 31, 2022 are as follows:

Company	Description
POSCO HOLDINGS INC.
As of December 31, 2022, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO HOLDINGS INC. has deposited 3,128,714 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

Company	Description

POSCO
POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2022, 66 million tons of iron ore and 4 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of December 31, 2022, there are 36 vessels under contract, and the average remaining contract period is about 8 years.

POSCO INTERNATIONAL Corporation
POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the company. As of December 31, 2022, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.
As of December 31, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 1,572 million provided by financial institutions and uses USD 753 million with Woori Bank and others.

As of December 31, 2022, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to
￦
1,861,391 million(limited to
￦
3,346,129 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

Company	Description

As of December 31, 2022, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO ENGINEERING & CONSTRUCTION CO., LTD is obligated to make contibutions for core capital, unqualified investment, excess expenses occurred for business, and accelaration of payment. Among them, the remaining amount of the core capital investment obligation is
￦
43,189 million, and the payment period is expected to be in the first quarter of 2024.

POSCO ICT	As of December 31, 2022, in relation to contract enforcement, POSCO ICT is provided with a guarantee of
￦
83,547 million,
￦
58,091 million,
￦
153 million, and
￦
5,333 million from Korea Software Financial Cooperative, Seoul Guarantee Insurance, Engineering guarantee insurance and Construction Guarantee Cooperative respectively.

(d)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC
In March 2019, NSC Investment and TGC(“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2.3 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. In the meantime the Company has determined that the Applicant’s claim is without merit, and did not recognized a provision. Meanwhile, on October 28, 2022, the final arbitration ruling resulted in the rejection of all of the Applicant’s demands.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	Other litigation
As of December 31, 2022, litigations in progress that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description

POSCO HOLDINGS INC.	2	KRW	9,445	9,445	Lawsuit on claim for damages and others
POSCO	46	KRW	254,990	254,990	Lawsuit on claim for employee status and others
POSCO INTERNATIONAL Corporation	1	CAD	79,000	73,895	Lawsuit on claim for damages
	2	INR	4,469,396	68,426	Lawsuit on claim for payment on guarantees and others(*1)
	6	KRW	15,116	15,116	Lawsuit on claim for damages and others
	1	PKR	124,775	697	Lawsuit on claim for damages
	5	USD	73,141	92,692	Lawsuit on claim for damages and others
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	107	KRW	546,364	546,364	Lawsuit on claim for damages and others(*1)
POSCO ICT	1	BRL	7,586	1,818	Lawsuit on claim for damages
	14	KRW	7,751	7,751	Lawsuit on claim for damages and others(*1)
POSCO ENERGY CO., LTD.	2	KRW	66,505	66,505	Lawsuit on claim for damages and others
POSCO CHEMCAL CO., LTD	3	KRW	1,514	1,514	Lawsuit on claim for damages and others
POSCO M-TECH	1	KRW	45	45	Lawsuit on claim for damages and others
POSCO A&C	8	KRW	11,556	11,556	Lawsuit on claim for payment on construction and others(*1)
POSCO O&M Co., Ltd.	3	KRW	1,035	1,035	Lawsuit on claim for damages and others
eNtoB Corporation	1	KRW	14	14	Lawsuit on claim for damages and others
POSCO MOBILITY SOLUTION	1	KRW	6	6	Lawsuit on claim for wages
POSCO Humans	2	KRW	233	233	Lawsuit on claim for invalidation of dismissal(*1)
POSCO-India Pune Processing Center. Pvt. Ltd.	1	INR	2,197,800	33,648	Lawsuit over contract dispute
POSCO INTERNATIONAL VIETNAM CO., LTD.	1	VND	579,407	31	Lawsuit over contract dispute(*1)
POSCO Engineering and Construction India Private Limited	2	INR	493,968	7,563	Lawsuit on claim for payment and others
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	79	BRL	185,766	44,532	Lawsuit on claim for payment on construction and others(*1)
POSCO ENGINEERING (THAILAND) CO., LTD.	1	THB	160,929	5,900	Lawsuit on claim for payment on construction
QINGDAO POHANG STAINLESS STEEL CO., LTD.	4	CNY	55,760	10,117	Lawsuit over contract dispute
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	833	Lawsuit on claim for damages
POSCO E&C CHINA CO., LTD.	2	CNY	24,837	4,506	Lawsuit over contract dispute and others
POSCO SOUTH EAST ASIA PTE. LTD	2	USD	15,900	20,150	Lawsuit over contract dispute and others
Brazil Sao Paulo Steel Processing Center	4	BRL	3,844	921	Lawsuit on claim for labor and others
POSCO Thainox Public Company Limited	1	THB	3,000	110	Lawsuit on invalidation of a check
POSCO(Yantai) Automotive Processing Center Co., Ltd	1	CNY	231	42	Lawsuit on claim for labor and others
POSCO ASSAN TST STEEL INDUSTRY	6	USD	133	168	Lawsuit on claim for labor and others(*1)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	3	TRY	93	6	Lawsuit over industrial accidents and others(*1)
POSCO(Dalian) IT Center Development Co., Ltd.	1	CNY	49	9	Lawsuit on claim for damages
POSCO-India Private Limited	1	INR	2,466	38	Lawsuit on claim for wages
PT. KRAKATAU POSCO ENERGY	1	IDR	38,243,593	3,094	Lawsuit on claim for wages
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	1	USD	54,665	69,276	Lawsuit on claim for damages

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(*1)
The Company made a reliable estimate in 57 lawsuits by considering the possibility and amount of expected outflow of resources and recognized
￦
52,530 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2022 for the matters.

(e)	Other contingent circumstances
Other major contingencies for the Company as of December 31, 2022 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO HOLDINGS INC. is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin off date of POSCO.

POSCO INTERNATIONAL Corporation	As of December 31, 2022, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 23 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 34 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ￦7,515,815 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of December 31, 2022, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

40.	Additional Information of Statement of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2020, 2021 and 2022 were as follows:

(in millions of Won)	2020		2021	2022
Trade accounts and notes receivable	￦	818,857	(1,492,664)	531,848
Other receivables		210,630	(441,412)	(96,141)
Inventories		1,443,931	(6,346,717)	(195,309)
Other current assets		51,750	(210,614)	(230,084)
Other non-current assets		(92,068)	(246,066)	42,767
Trade accounts and notes payable		594,414	1,401,942	141,925
Other payables		(78,997)	170,209	611,932
Other current liabilities		101,027	241,998	(213,738)
Provisions		(81,988)	(154,471)	(295,624)
Payments of severance benefits		(225,293)	(253,207)	(300,353)
Plan assets		(94,121)	(186,548)	(59,461)
Other non-current liabilities		207,766	473,240	(306,251)

	￦	2,855,908	(7,044,310)	(368,489)

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2021 and 2022 were as follows:

1)	December 31, 2021

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	￦	5,194,395	15,303,212	2,703	739,675	178,988
Changes from financing cash flows		(329,897)	639,414	(1,327,414)	(281,288)	(11,338)
Changes arising from obtaining or losing control of subsidiaries or other business		—	41,359	—	—	—
The effect of changes in foreign exchange rates		245,926	689,078	—	57,814	—
Changes in fair values		—	(54,057)	—	—	(59,668)

Other changes:
Decrease in retained earnings		—	—	1,259,272	—	—
Decrease in non-controlling interest		—	—	69,485	—	—
Interest expenses		—	11,786	—	22	—
Increase in lease assets		—	—	—	261,791	—

Ending	￦	5,110,424	16,630,792	4,046	778,014	107,982

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	December 31, 2022

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	￦	5,110,424	16,630,792	4,046	778,014	107,982
Changes from financing cash flows		1,764,569	415,692	(1,234,899)	(268,082)	102,973
Changes arising from obtaining or losing control of subsidiaries or other business		—	142,290	—	193,572	—
The effect of changes in foreign exchange rates		(41,873)	355,540	—	(96,771)	—
Changes in fair values		—	(85,790)	—	—	(19,458)

Other changes:
Decrease in retained earnings		—	—	1,138,107	—	—
Decrease in non-controlling interest		—	—	97,117	—	—
Interest expenses		—	14,018	—	34,935	—
Increase in lease assets		—	—	—	181,814	—

Ending	￦	6,833,120	17,472,542	4,371	823,482	191,497

41.	Operating Segments and Geographic Information

(a)
The Company’s operating businesses are organized based on the nature of markets and customers. During the year ended December 31, 2022, the Company changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. The Company restated the reportable segment information for the years ended December 31, 2020 and 2021 to conform to the 2022 segment classifications.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with IFRS of the subsidiaries that constitute reportable operating segments.
Meanwhile the revised operating segments and their main businesses are as follows:

Operating segments		Main Business
Steel		Manufacture and sale of steel products

Green infrastructure	Construction	Design, production and construction of steel mills and facilities, commercial and residential facilities, etc.

	Trading	Supply and purchase transactions between domestic and foreign companies, resource development

	Energy and others	Power generation, logistics, network and system integration business

Green Materials and Energy		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(b)	Information about reportable segments as of and for the years ended December 31, 2020, 2021 and 2022 were as follows:

1)	As of and for the year ended December 31, 2020

①	The segment results as previously disclosed are as follows:

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	28,892,877	19,345,222	6,576,170	2,978,527	57,792,796
Internal revenues		15,365,443	12,946,803	1,033,821	2,609,941	31,956,008
Including inter segment revenue		10,545,577	6,413,835	965,409	2,442,961	20,367,782
Total revenues		44,258,320	32,292,025	7,609,991	5,588,468	89,748,804
Interest income		233,833	44,528	103,974	22,607	404,942
Interest expenses		(467,767)	(127,800)	(60,768)	(69,152)	(725,487)
Depreciation and amortization		(3,040,316)	(313,134)	(71,144)	(236,763)	(3,661,357)
Impairment loss on property, plant and equipment and others		(37,623)	(8,226)	(32,184)	(224)	(78,257)
Share of loss of equity-accounted investees, net		(409,889)	(116,074)	(65,409)	(17,631)	(609,003)
Income tax expense		(77,682)	(92,589)	(57,178)	(72,929)	(300,378)
Segment profit		711,883	157,152	150,021	293,513	1,312,569
Segment total assets		71,105,618	13,152,462	7,658,130	9,356,528	101,272,738
Investment in subsidiaries, associates and joint ventures		15,425,607	1,958,333	603,752	907,645	18,895,337
Acquisition of non-current assets		2,819,217	180,005	36,385	451,158	3,486,765
Segment total liabilities		20,976,864	8,804,555	4,260,003	4,896,040	38,937,462

②	The restated segment results due to the change of operating segments are as follows:

			Green infrastructure
(in millions of Won)	Steel		Construction	Trading	Energy and Others	Green materials and Energy	Others	Total
External revenues	￦	28,892,877	6,576,170	19,345,222	1,739,469	771,575	467,483	57,792,796
Internal revenues		15,365,443	1,033,821	12,946,803	829,141	842,113	938,687	31,956,008
Including inter segment revenue		10,545,577	965,409	6,413,835	805,270	838,099	919,085	20,487,275
Total revenues		44,258,320	7,609,991	32,292,025	2,568,610	1,613,688	1,406,170	89,748,804
Interest income		233,833	103,974	44,528	15,944	1,909	4,754	404,942
Interest expenses		(467,767)	(60,768)	(127,800)	(57,747)	(7,132)	(4,273)	(725,487)
Depreciation and amortization		(3,040,316)	(313,134)	(71,144)	(129,478)	(68,633)	(38,652)	(3,661,357)
Impairment loss on property, plant and equipment and others		(37,623)	(32,184)	(8,226)	(141)	(83)	—	(78,257)
Share of loss of equity-accounted investees, net		(409,889)	(65,409)	(116,074)	(17,631)	—	—	(609,003)
Income tax expense		(77,682)	(57,178)	(92,589)	(48,003)	(8,123)	(16,803)	(300,378)
Segment profit (loss)		711,882	150,021	157,152	178,111	50,426	64,976	1,312,569
Segment assets		71,105,618	7,658,130	13,152,462	5,121,834	2,511,066	1,723,628	101,272,738
Investment in subsidiaries, associates and joint ventures		15,425,607	603,752	1,958,333	609,725	158,560	139,360	18,895,337
Acquisition of non-current assets		2,819,217	180,005	36,385	62,243	263,646	125,269	3,486,765
Segment liabilities		20,976,864	4,260,003	8,804,555	3,035,137	1,084,585	776,318	38,937,462

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	As of and for the year ended December 31, 2021

①	The segment results as previously disclosed are as follows:

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	41,093,405	25,065,608	6,398,366	3,774,966	76,332,345
Internal revenues		22,455,511	20,224,841	1,014,148	3,012,917	46,707,417
Including inter segment revenue		14,940,813	10,653,742	940,408	2,800,594	29,335,557
Total revenues		63,548,916	45,290,449	7,412,514	6,787,883	123,039,762
Interest income		179,841	30,265	72,830	35,305	318,241
Interest expenses		(313,769)	(100,419)	(39,134)	(61,152)	(514,474)
Depreciation and amortization		(3,000,179)	(343,489)	(69,777)	(271,898)	(3,685,343)
Impairment loss on property, plant and equipment and others		(249,645)	(66,157)	(10)	(36,774)	(352,586)
Share of loss of equity-accounted investees, net		(261,363)	(70,321)	(45,778)	(11,874)	(389,336)
Income tax expense		(2,045,079)	(101,622)	(116,799)	(66,927)	(2,330,427)
Segment profit		6,587,903	324,888	164,276	360,883	7,437,950
Segment total assets		80,953,507	16,373,409	8,136,549	11,923,740	117,387,205
Investment in subsidiaries, associates and joint ventures		16,567,555	2,066,688	538,484	1,195,600	20,368,327
Acquisition of non-current assets		2,194,346	478,278	10,233	928,947	3,611,804
Segment total liabilities		25,714,577	11,049,017	4,451,055	5,379,210	46,593,859

②	The restated segment results due to the change of operating segments are as follows:

			Green infrastructure
(in millions of Won)	Steel		Construction	Trading	Energy and Others	Green materials and Energy	Others	Total
External revenues	￦	41,093,405	6,398,366	25,065,608	2,061,277	1,241,957	471,732	76,332,345
Internal revenues		22,455,511	1,014,148	20,224,841	854,982	847,205	1,310,730	46,707,417
Including inter segment revenue		14,940,813	940,408	10,653,742	828,635	843,576	1,284,320	29,491,494
Total revenues		63,548,916	7,412,514	45,290,449	2,916,259	2,089,162	1,782,462	123,039,762
Interest income		179,841	72,830	30,265	12,905	19,073	3,327	318,241
Interest expenses		(313,769)	(39,134)	(100,419)	(47,827)	(9,373)	(3,952)	(514,474)
Depreciation and amortization		(3,000,179)	(69,777)	(343,489)	(142,426)	(84,390)	(45,082)	(3,685,343)
Impairment loss on property, plant and equipment and others		(249,645)	(10)	(66,157)	(25,270)	(11,504)	—	(352,586)
Share of loss of equity-accounted investees, net		(261,363)	(45,778)	(70,321)	(11,874)	—	—	(389,336)
Income tax expense		(2,045,079)	(116,799)	(101,622)	(37,970)	(10,698)	(18,259)	(2,330,427)
Segment profit		6,587,903	164,276	324,888	182,739	111,756	66,388	7,437,950
Segment assets		80,953,507	8,136,549	16,373,409	5,459,441	4,692,597	1,771,702	117,387,205
Investment in subsidiaries, associates and joint ventures		16,567,555	538,484	2,066,688	886,318	188,532	120,750	20,368,327
Acquisition of non-current assets		2,194,346	10,233	478,278	152,445	661,376	115,126	3,611,804
Segment liabilities		25,714,577	4,451,055	11,049,017	3,124,777	1,519,026	735,407	46,593,859

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

3)	As of and for the year ended December 31, 2022

			Green infrastructure
(in millions of Won)	Steel		Construction	Trading	Energy and Others	Green materials and Energy	Others	Total
External revenues	￦	44,546,966	7,667,696	25,955,458	3,998,959	2,451,785	129,340	84,750,204
Internal revenues		26,102,681	1,217,795	23,634,302	3,426,549	936,975	1,040,196	56,358,498
Including inter segment revenue		18,226,727	1,074,088	11,853,034	3,442,447	923,552	1,818,578	37,338,426
Total revenues		70,649,647	8,885,491	49,589,760	7,425,508	3,388,760	1,169,536	141,108,702
Interest income		141,047	68,774	37,603	23,928	22,708	(13,319)	280,741
Interest expenses		(446,058)	(44,309)	(156,663)	(56,799)	(11,770)	(84)	(715,683)
Depreciation and amortization		(3,036,041)	(64,813)	(392,969)	(149,754)	(94,416)	(20,811)	(3,758,804)
Impairment loss on property, plant and equipment and others		(234,904)	(32)	(23,035)	(292)	(1,053)	—	(259,316)
Share of loss of equity-accounted investees, net		(6,239)	(2,792)	(29,541)	(8,552)	—	(263,264)	(310,388)
Income tax expense		(565,353)	(92,715)	(189,535)	(93,210)	(14,120)	(1,785,487)	(2,740,420)
Segment profit		1,711,940	137,911	525,500	293,859	109,209	(1,087,428)	1,690,991
Segment assets		66,143,103	8,878,530	15,693,605	6,612,825	6,652,469	51,421,190	155,401,722
Investment in subsidiaries, associates and joint ventures		2,659,443	565,873	1,821,243	957,168	600,277	44,951,810	51,555,814
Acquisition of non-current assets		3,287,878	53,708	622,678	125,942	1,169,725	370,837	5,630,768
Segment liabilities		25,111,665	4,937,907	10,097,503	3,683,068	2,127,424	4,156,863	50,114,430

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2020		2021	2022
Total revenue for reportable segments	￦	89,748,804	123,039,762	141,108,702
Elimination of inter-segment revenue		(31,956,008)	(46,707,417)	(56,358,498)
Basis difference(*2)		(326,118)	(323,144)	253,412

	￦	57,466,678	76,009,201	85,003,616

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

2)	Profit

(in millions of Won)	2020		2021	2022
Total profit for reportable segments	￦	1,312,569	7,437,950	1,690,991
Goodwill and corporate FV adjustments		(74,685)	(62,500)	(68,771)
Elimination of inter-segment profit(Loss)		550,268	(179,560)	1,938,263
Income tax expense		236,934	2,220,183	453,883
Basis difference(*2)		(52,322)	(26,264)	33,125

Profit before income tax expense	￦	1,972,764	9,389,809	4,047,491

3)	Assets

(in millions of Won)	2021		2022
Total assets for reportable segments(*1)	￦	117,387,205	155,401,722
Equity-accounted investees		(15,532,200)	(46,559,264)
Goodwill and corporate FV adjustments		2,411,729	2,366,408
Elimination of inter-segment assets		(12,795,120)	(12,802,085)
Basis difference(*2)		827,276	614,969

	￦	92,298,890	99,021,750

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

4)	Liabilities

(in millions of Won)	2021		2022
Total liabilities for reportable segments	￦	46,593,859	50,114,430
Corporate FV adjustments		236,833	215,760
Elimination of inter-segment liabilities		(10,164,021)	(10,180,810)
Basis difference(*2)		918,253	680,473

	￦	37,584,924	40,829,853

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

5)	Other significant items

a)	December 31, 2020

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	404,942	—	(32,768)	—	372,174
Interest expenses		(725,487)	806	85,884	—	(638,797)
Depreciation and amortization		(3,661,357)	(102,385)	142,002	—	(3,621,740)
Share of profit of equity-accounted investees, net		(609,003)	—	742,300	—	133,297
Income tax expense		(300,378)	27,655	35,789	12,662	(224,272)
Impairment loss on property, plant and equipment and others		(78,257)	(761)	(150,828)	—	(229,846)

	￦	(4,969,540)	(74,685)	822,379	12,662	(4,209,184)

b)	December 31, 2021

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	318,241	—	(25,998)	—	292,243
Interest expenses		(514,474)	605	74,043	—	(439,826)
Depreciation and amortization		(3,685,343)	(88,927)	194,824	—	(3,579,446)
Share of profit of equity-accounted investees, net		(389,336)	—	1,038,905	—	649,569
Income tax expense		(2,330,427)	25,719	84,525	6,356	(2,213,827)
Impairment loss on property, plant and equipment and others		(352,586)	—	(183,262)	—	(535,848)

	￦	(6,953,925)	(62,603)	1,183,037	6,356	(5,827,135)

c)	December 31, 2022

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	280,741	—	(33,736)	—	247,005
Interest expenses		(715,683)	—	108,225	—	(607,458)
Depreciation and amortization		(3,758,804)	(95,195)	166,378	—	(3,687,621)
Share of profit of equity-accounted investees, net		(310,388)	—	986,648	—	676,260
Income tax expense		(2,740,420)	25,803	2,260,734	(7,651)	(461,534)
Impairment loss on property, plant and equipment and others		(259,316)	—	(324,529)	—	(583,845)

	￦	(7,503,870)	(69,392)	3,163,720	(7,651)	(4,417,193)

(*2)
Basis difference is related to the differences in recorded revenue and expenses for development and sale of certain residential real estates between the report reviewed by management and the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

(d)	Revenue by geographic area for the years ended December 31, 2020, 2021 and 2022 was as follows:

(in millions of Won)	2020		2021	2022
Domestic	￦	36,806,651	49,732,699	54,519,647
Japan		1,788,839	2,200,855	2,651,584
China		7,238,063	7,146,695	7,430,619
Asia-other		7,897,041	11,425,513	12,614,612
North America		1,308,943	2,083,309	2,413,054
Others		2,753,259	3,743,274	5,120,688

		57,792,796	76,332,345	84,750,204
Basis difference		(326,118)	(323,144)	253,412

		￦ 57,466,678	76,009,201	85,003,616

The information on geography, segment revenue is presented based on the geographical location of customers.

(e)	Non-current assets by geographic area as of December 31, 2021 and 2022 are as follows:

(in millions of Won)	2021		2022
Domestic	￦	27,806,262	28,623,582
Japan		155,556	139,636
China		1,175,593	1,199,461
Asia-other		4,198,982	4,768,410
North America		313,356	323,543
Others		1,199,335	2,639,045

	￦	34,849,084	37,693,677

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of the consolidated revenue.

42.	Business combination
During the year ended December 31, 2022, the Company’s subsidiary Senex Holdings Pty Ltd acquired 100% shares in Senex Energy Limited as of April 1, 2022. The acquisition was made to operate a land gas field production and development project in Queensland, eastern Australia, with the expectation of securing natural gas reserves and expanding the Company’s
market share in eastern Australia.

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date is as follows:

(in millions of Won)	April 1, 2022
Assets
Cash and cash equivalents	￦	39,967
Trade accounts, notes receivable and other receivables, net		21,455
Inventories		12,693
Other current assets		3,054

Total current assets		77,169

Other long-term financial assets		1,257
Property, plant and equipment, net		244,058
Intangible assets, net		1,011,517

Total non-current assets		1,256,832

Total assets	￦	1,334,001

Liabilities
Trade accounts and notes payable	￦	78,027
Short-term borrowings		71,959
Other short-term financial liabilities		14,471
Provisions		343
Other current liabilities		21,544

Total current liabilities		186,344

Other payables		181,913
Long-term borrowings		68,034
Other long-term financial liabilities		1,553
Other non-current liabilities		70,982
Long-term provisions		24,115

Total non-current liabilities		346,597

Total liabilities	￦	532,941

Net assets		801,060

Share acquisition ratio (%)		100

Net assets acquired		801,060

Consideration paid		801,060

Had Senex Energy Limited been acquired on January 1, 2022, the Company’s revenue and net income would have been
￦
85,041,679 million and
￦
3,563,283 million, respectively. Revenue and net income of Senex Energy Limited since the inclusion in consolidation are
￦
186,794 million and
￦
24,621 million. In addition,
￦
3,247 million (2021:
￦
1,812 million) was incurred in relation with the business combination, and the cost was recognized as other administrative expenses in the consolidated statement of comprehensive income.

43.	Events after the Reporting Period

(a)	On January 12, 2023, POSCO, a subsidiary, issued the 313-1st non-guaranteed bonds (issued amount ￦ 50 billion), the 313-2nd non-guaranteed bonds (issued amount ￦ 450 billion), and the

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2021 and 2022

313-3rd non-guaranteed bonds (issued amount
￦
200 billion). The maturities of the bonds are January 10, 2025, January 12, 2026, and January 12, 2028. In addition, POSCO issued non-guaranteed senior dollar bonds (issued amount USD 2 billion) on January 17, 2023. The maturities of the bonds are January 17, 2026 (USD 700 million), January 17, 2028 (USD 1 billion), and January 17, 2033 (USD 300 million).

(b)	On March 17, 2023, at the annual general meeting of shareholders of POSCO HOLDINGS INC., the shareholders approved the annual dividend of ￦ 2,000 per common share (total dividend: ￦ 151.7 billion).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO HOLDINGS INC.
(Registrant)

/s/ Choi, Jeong-Woo
Name:	Choi, Jeong-Woo
Title:	Chief Executive Officer and Representative Director
Date:	April 28, 2023

Exhibit Index

1.1	—	Articles of Incorporation of POSCO HOLDINGS INC. (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares (incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL

*	Filed previously
(P)	Paper filing