Form 20-F
period 2023-12-31
POSCO HOLDINGS INC.
filed 2024-04-29
CIK 889132

As filed with the Securities and Exchange Commission on April 29, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
None
As of December 31, 2023, there were 75,876,207 shares of common stock, par value Won 5,000 per share, outstanding
(not including 8,695,023 shares of common stock held by the company as treasury shares)
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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	Citibank, N.A.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Commercial Code”	Commercial Code of the Republic of Korea.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO HOLDINGS INC.

“deposit agreement”	Deposit Agreement, dated as of July 19, 2013, among POSCO (currently named POSCO HOLDINGS INC.), the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder.

“U.S. dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.

“Government”	The government of the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“IASB”	International Accounting Standards Board.

“IFRS”	International Financial Reporting Standards.

“Korea”	The Republic of Korea.

“K-IFRS”	Korean International Financial Reporting Standards.

“Pohang Works”	Pohang Steel Works.

“POSCO Group”	POSCO HOLDINGS INC. and its consolidated subsidiaries.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“We”	POSCO HOLDINGS INC. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires. Accordingly, in the context of discussing our steel operations, “we” refers to the steel-producing operations of the subsidiaries of POSCO HOLDINGS INC., including POSCO, POSCO (Zhang-jiagang), PT. Krakatau POSCO and POSCO YAMATO VINA.

“Won” or “￦”	The currency of the Republic of Korea.

“Yen”	The currency of Japan.

“Yuan”	The currency of the People’s Republic of China.

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

Our business is affected by highly cyclical market demand for our products and services. In particular, POSCO and our other subsidiaries that engage in steel production activities are affected by market demand from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have materially and adversely affected the global economy and financial markets. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible occurrences of other types of widespread infectious diseases) and other natural calamities could materially and adversely affect our business, results of operations or financial condition.” Such developments have also been caused by, and continue to be exacerbated by, among other things, the invasion of Ukraine by Russia in February 2022 that has destabilized the global energy sector, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the escalation of hostilities in the Middle East following the Israel-Hamas war, as well as a deterioration in economic and trade relations between the United States and its major trading partners, particularly China. See “— Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.”

Actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products. In the case of a prolonged decrease in demand, we may need to rationalize our production capacity and reduce fixed costs, and we will likely face pressure to reduce prices of our products. From time to time, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We decreased our production of crude steel from 43.0 million tons in 2021 to 38.6 million tons in 2022 primarily due to a general decrease in global demand for steel products reflecting deterioration in global economic conditions. In 2022, our production level was also negatively impacted by temporary suspension of crude steel production activities following flooding of some of the Pohang Works’ facilities caused by Typhoon Hinnamnor in September 2022. In 2023, our production of crude steel was relatively stable as we incrementally increased our production to 39.9 million tons. The weighted average unit sales price for our semi-finished and finished steel products produced by us and directly sold to external customers increased from Won 1,225,209 per ton in 2021 to Won 1,435,642 per ton in 2022, reflecting strong market conditions in the first half of 2022 in part due to global steel supply chain concerns caused by Russia’s invasion of Ukraine, which market conditions weakened beginning in the second half of 2022 reflecting a decrease in global demand for steel products, as well as depreciation of the Won against the U.S. dollar in 2022 that increased our export prices in Won terms during 2022. Such weighted average unit sales price decreased from Won 1,435,642 per ton in 2022 to Won 1,272,754 per ton in 2023 primarily reflecting general deterioration of the global steel market conditions. Such weakening demand and a general oversupply in the market have negatively impacted our results of operations for 2023. Our revenue decreased by 9.3%, or Won 7,947 billion, from Won 85,004 billion in 2022 to Won 77,057 billion in 2023, and our profit decreased by 48.5%, or Won 1,740 billion, from Won 3,586 billion in 2022 to Won 1,846 billion in 2023.

We expect fluctuation in demand for our steel products and trading services to continue at least in the near future. We may decide to further adjust our future crude steel production or our sales prices on an ongoing basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. In addition, economic downturns in the Korean and global economies could result in market conditions characterized by weaker demand for steel products from a number of industries as well as falling prices for export and import products and reduced trade levels. Deterioration of market conditions may result in changes in assumptions underlying the carrying value of certain assets, which in turn could result in impairment of such assets, including intangible assets such as goodwill. Our ability to reduce expenditures for production facilities and research and development during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and sales volume, our margins will suffer and our business, financial condition and results of operations may be materially and adversely affected.

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

Increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry which in turn has resulted in downward pressure on global steel prices. Although global demand for steel products increased in 2021 and the first half of 2022, such demand weakened in the second half of 2022. In 2023, global demand for steel products remained weak reflecting general deterioration of the global steel market conditions. Production over-capacity in the global steel industry may further intensify if the global economy slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

The overseas trading markets in which POSCO International operates are also highly competitive. POSCO International’s principal competitors in overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO International’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO International, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on our business, results of operations or financial condition. We recognized impairment of goodwill of Won 185 billion in 2021 and Won 338 billion in 2022 as a result of a decrease in value-in-use of POSCO International.

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

Construction Segment of the Green Infrastructure Business. POSCO Eco & Challenge Co., Ltd. (“POSCO E&C” and formerly known as POSCO Engineering & Construction Co., Ltd.), our consolidated subsidiary, operates in the highly competitive construction industry. Competition is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. Intense competition among construction companies may result in, among other things, a decrease in the price POSCO E&C can charge for its services, difficulty in winning bids for construction projects, an increase in construction costs and difficulty in obtaining high-quality contractors and qualified employees.

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

Logistics and Others Segment of the Green Infrastructure Business. POSCO DX Co., Ltd. (“POSCO DX” and previously named POSCO ICT Co., Ltd.) competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS, LG CNS and SK Inc. C&C. POSCO FLOW Co., Ltd. (“POSCO FLOW”) competes principally with logistics service providers in Korea that are affiliated with major domestic business groups, including Hyundai Glovis, Samsung SDS and LX Pantos.

Green Materials and Energy Segment. In the energy materials market, POSCO Future M Co., Ltd. (“POSCO Future M” and previously named POSCO Chemical Co., Ltd.) competes with other global leading manufacturers of cathode and anode materials, including LG Chemical Co., Ltd. and Ecopro BM Co., Ltd. In its legacy business areas of refractories and lime chemicals, POSCO Future M competes principally with Chosun Refractories ENG Co., Ltd. and Korea Refractories Co, Ltd.

Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.

We are a holding company incorporated in Korea, and a substantial portion of our subsidiaries’ operations and assets are located in Korea. Korea is our most important market, and our customers located in Korea accounted for 65.7% of our revenue, prior to basis difference adjustments related to the difference in recognizing revenue and expenses of the Construction Segment of our Green Infrastructure Business, in 2023. See Note 41(d) to the Consolidated Financial Statements. Domestic demand for steel products is affected by the condition of major steel consuming industries, such as construction, shipbuilding, automotive, electrical appliances and downstream steel processors, and the Korean economy in general. In addition, the trading operations of POSCO International are affected by the general level of trade between Korea and other countries, which in turn tends to fluctuate based on general conditions in the Korean and global economies. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are largely dependent on the overall Korean economy.

In recent years, adverse conditions and volatility in the global financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the COVID-19 pandemic, and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy could adversely affect our business, financial condition and results of operations and the market price of our ADSs.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics;

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

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

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

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of COVID-19 as well as interest rate increases, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

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

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including the escalation of hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

We rely on export sales for a significant portion of our total sales. In particular, the Steel Segment’s export sales and overseas sales to customers abroad accounted for 60.4% of the Steel Segment’s total revenue in 2023. The Steel Segment’s export sales to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 56.8% of the Steel Segment’s total export sales revenue in 2023, and we expect our sales to these countries to remain important in the future. In particular, the Steel Segment’s export sales to Asia (other than China and Japan) accounted for 24.6% of the Steel Segment’s total export sales revenue in 2023. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2023, 60.4% of the Steel Segment’s total revenue was from overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recognized may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in U.S. dollars; and

•	foreign exchange translation losses on foreign currency-denominated liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in U.S. dollar, Yen and Yuan terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in U.S. dollars and to a lesser extent in Yen and Yuan.

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 49 million dry metric tons of iron ore and 25 million wet metric tons of coal in 2023. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Mozambique. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$160 in 2021, US$120 in 2022 and US$120 in 2023. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$226 in 2021, US$364 in 2022 and US$296 in 2023. Such fluctuations in the price of coal in recent years was in large part attributable to sanctions imposed on Russia, a large exporter of coal, following its invasion of Ukraine in February 2022.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2023, 43 million tons of iron ore and 15 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible occurrences of other types of widespread infectious diseases) and other natural calamities could materially and adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, severe health epidemics or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. For example, Typhoon Hinnamnor, a powerful tropical cyclone that landed in South Gyeongsang Province, Korea on September 5, 2022, caused substantial flooding and property damage in cities located near the coastline, including Pohang. The typhoon caused electricity blackouts and flooded some of the Pohang Works’ facilities located adjacent to Youngil Bay on the southeastern coast of Korea, causing disruptions to our downstream production activities, which adversely impacted our sales in the fourth quarter of 2022 following the flood.

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

Furthermore, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. The global outbreak of COVID-19 had led to global economic and financial disruptions and had adversely affected our business operations.

Risks associated with COVID-19 or other types of widespread infectious diseases include:

•

an increase in unemployment among, and/or decrease in disposable income of, consumers who purchase the products manufactured by our customers and a decline in overall consumer confidence and spending levels, which in turn may decrease demand for our products;

•	disruption in the normal operations of the businesses of our customers, which in turn may decrease demand for our products;

•	disruption in supply of raw materials from our suppliers and vendors;

•	disruption in delivery of our products to our customers;

•

disruption in the normal operations of our business resulting from contraction of infectious diseases by our employees or quarantine measures imposed by governments, which may necessitate our employees to be quarantined and/or our manufacturing facilities or offices to be temporarily shut down;

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

In the event that a future recurrence of COVID-19 or an occurrence of other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially and adversely affected.

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

The normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions and equipment failures, as well as natural disasters. For example, we experienced significant losses related to flooding caused by Typhoon Hinnamnor in September 2022. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible occurrences of other types of widespread infectious diseases) and other natural calamities could materially and adversely affect our business, results of operations or financial condition.” As with other industrial companies, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing property damage as well as personal injuries or death. We are also exposed to risks associated with product liability claims in the event that the use of the products we sell results in injury. We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice. However, we may not have adequate resources to satisfy a judgment in excess of our insurance coverage in the event of a successful claim against us. Any occurrence of accidents or other events affecting our operations could result in potentially significant monetary damages, diversion of resources, production disruption and delay in delivery of our products, which may have a material adverse effect on our business, financial condition and results of operations.

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

As part of our efforts to diversify our operations, we carefully seek out promising overseas natural resources exploration, development and production opportunities. We also participate in natural resources projects as part of consortia or through acquisitions of minority interests. We may also selectively acquire or invest in companies or businesses that engage in such activities. To the extent that we enter into these arrangements, our success in these endeavors will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us, as well as our ability to finance such investments.

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

We engage in engineering and construction activities through POSCO E&C. The Construction Segment of our Green Infrastructure Business is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The overall prospects for Korean construction companies remain uncertain, and a prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.

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

The ability of our subsidiaries to pay dividends to us depends on their financial condition and operating results. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “— As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common shares.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs, and may disrupt our operations at the holding company level.

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

We believe that there has been no instance of a material breach in our information security to date that resulted in significant disruption of our operations and had a significant adverse effect on our operational results, or on third parties, including our customers and suppliers. However, there can be no assurance that we will be able to continue to prevent security incidents or other breaches in our information security from having a material adverse effect on our business, results of operations, financial viability or reputation. In addition, our information security measures may fail due to external and internal security threats, outages, malicious intrusions and attacks, programming or human errors and malfeasance, or other similar events.

Instituting appropriate access controls and safeguards across our information technology infrastructure is challenging. For a discussion of our cybersecurity risk management and strategy, see “Item 16.K. Cybersecurity.” Furthermore, outside parties may attempt to fraudulently induce employees to divulge sensitive information to gain access to our data or our customers’ data or access credentials. Because the techniques used to obtain unauthorized access, disable or degrade services or sabotage systems change frequently and often are not recognized until attacks are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our cybersecurity occurs or the market perception of the effectiveness of our information security measures is compromised, this may lead to significant legal and financial exposure, including legal claims and regulatory fines and penalties, reputational harm and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

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

In addition to the decision rendered by the Supreme Court in July 2022, fourteen lawsuits brought by a total of approximately 2,671 workers employed by our third-party contractors who worked at our production facilities related to such workers’ employment status with us remain pending as of April 23, 2024. Many of these cases also seek unpaid wages for the period they claim should have been recognized as our full-time direct employees. Eleven of such fourteen lawsuits remain pending at the district courts. With respect to the first of the three remaining lawsuits, which involves eight workers, the district court ruled in our favor but the appellate court ruled against us. We appealed the decision in February 2022, which remains pending at the Supreme Court. With respect to the second of the three remaining lawsuits, which involves 215 workers, both the district court and the appellate court ruled against us. We appealed the appellate court’s decision in February 2022, which remains pending at the Supreme Court. With respect to the last remaining lawsuit, which involves 247 workers, the district court ruled against us. We appealed the district court’s decision in February 2024, which remains pending at the appellate court. We intend to vigorously defend against such lawsuits.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than 100 artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings between Korea and North Korea were held in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common shares and ADSs.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” enforces certain laws and regulations (“U.S. Sanctions”) that impose prohibitions or restrictions on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with or involving certain countries, governments, entities and individuals that are the subject of U.S. Sanctions, including countries and territories subject to a comprehensive embargo (currently Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the non-government controlled areas of the Zaporizhzhia and Kherson and Crimea regions of Ukraine), as well as parties that are subject to, or majority owned by one or more parties subject to, so-called blocking sanctions. U.S. persons are also generally prohibited from facilitating such activities or transactions. Similarly, the European Union enforces certain laws and regulations (“E.U. Sanctions”) that impose restrictions on nationals of E.U. member states, persons located within E.U. member states, entities incorporated or constituted under the law of an E.U. member state, or business conducted in whole or in part in E.U. member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of E.U. Sanctions. E.U. persons are also generally prohibited from activities that promote such activities or transactions. The United Kingdom also enforces certain laws and regulations (“UK Sanctions”) that impose restrictions upon UK persons with respect to activities or transactions with parties that are the subject of UK Sanctions. In light of recent international developments, particularly the ongoing war in Ukraine, the United States, European Union, United Kingdom and other jurisdictions have imposed enhanced sanctions targeting Russia.

We and our subsidiaries engage in limited business activities in Russia and the Crimea region of Ukraine. In particular, we produce and export, typically through our sales subsidiaries, steel products to such countries, including steel materials. In addition, we purchase raw materials from non-Russian third parties that are sourced from mines in Russia. We believe that such activities do not involve any U.S. goods or services and otherwise do not implicate or violate U.S. Sanctions, E.U. Sanctions or UK Sanctions. To our knowledge, none of our business in Russia involves parties subject to U.S. Sanctions. Our activities in Russia and the Crimea region of Ukraine together accounted for approximately 0.19% of our consolidated revenue in 2021, 0.03% in 2022 and 0.03% in 2023. In addition, we did not recognize any revenue from business operations in Iran in 2021, 2022 and 2023, and we currently do not have any plans to engage in business operations in Iran in the foreseeable future, other than collecting outstanding receivables.

POSCO Steeleon Co., Ltd. (“POSCO Steeleon”), a subsidiary of POSCO, holds a 70% interest in Myanmar POSCO C&C Co., Ltd. (“Myanmar POSCO C&C”), a joint venture with Myanmar Economic Holdings Public Company Limited (“MEHL”). MEHL was designated for U.S. Sanctions on March 25, 2021. Myanmar POSCO C&C engages in the production and sale of coated steel roofing sheets in Myanmar, and its sales accounted for approximately 0.02% of our consolidated revenue in 2021, 0.02% in 2022 and 0.03% in 2023. POSCO Steeleon is monitoring changes in Myanmar’s business environment and assessing its shareholding arrangement. U.S. Sanctions that apply to MEHL do not apply to us, POSCO, POSCO Steeleon or Myanmar POSCO C&C.

POSCO International holds a 51.0% interest in a gas field project in Myanmar. Myanma Oil and Gas Enterprise (“MOGE”) holds a 15.0% interest in the project and the remaining interests are held by non-sanctioned persons. On February 21, 2022, MOGE was designated for E.U. Sanctions, and certain managers of MOGE have also been subsequently designated for U.S. Sanctions. Such sanctions do not extend to POSCO International, POSCO or, to our knowledge, the gas field project. On October 31, 2023, OFAC issued Burma-related Directive 1 under Executive Order 14014, which prohibits U.S. persons from providing, exporting or re-exporting, directly or indirectly, financial services to, or for the benefit of, MOGE, regardless of the currency in which any prohibited transaction is denominated. POSCO International is operating the Myanmar gas field project in compliance with such directive. Our revenue recognized from the gas field project accounted for approximately 0.59% of our consolidated revenue in 2021, 1.10% in 2022 and 0.80% in 2023.

We expect to continue to engage in business activities and make investments in countries or territories on which comprehensive U.S. Sanctions have been imposed and also plan to continue to engage in business in Russia. Although we believe that U.S. Sanctions, E.U. Sanctions and UK Sanctions under their current terms are not applicable to our current activities, the relevant authorities may take a different view, our reputation may be adversely affected, and some of our investors may be required to divest their investments in us, including under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. There can be no assurance that the foregoing will not occur, that sanctions regimes around the world will not change in a way that impacts our business, or that such occurrences will not have a material adverse effect on the value of our securities.

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

We have six reportable segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•

Green Infrastructure Business. Our Green Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such segment is divided into three operations as follows:

➢

Trading Segment. The Trading Segment of our Green Infrastructure Business consists primarily of the global trading activities, natural resources development activities and power generation activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as steel and other products from and to other suppliers and purchasers in Korea and overseas. On January 1, 2023, POSCO Energy, Korea’s largest domestic private power utility company and a provider of alternative environmentally-friendly energy solutions, merged into POSCO International.

➢

Construction Segment. The Construction Segment of our Green Infrastructure Business consists primarily of POSCO E&C’s planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas.

➢

Logistics and Others Segment. The Logistics and Others Segment of our Green Infrastructure Business consists primarily of the information technology and operational technology services of POSCO DX and the integrated logistics services of POSCO FLOW.

•

Green Materials and Energy Segment. Our Green Materials and Energy Segment includes (i) the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including anode and cathode materials for rechargeable batteries and (ii) investments made by us in production projects relating to other materials such as lithium.

•

Others Segment. Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

The table below sets out our revenue by segment category for the periods indicated.

	For the Year Ended December 31,
	2021			2022			2023
Segments	Billions of Won		%	Billions of Won		%	Billions of Won		%
Steel Segment	￦	41,093	54.1%	￦	44,547	52.4%	￦	40,393	52.4%
Green Infrastructure Business:
Trading Segment (1)		26,909	35.4		29,518	34.7		24,034	31.2
Construction Segment		6,398	8.4		7,668	9.0		8,301	10.8
Logistics and Others Segment (2)		218	0.3		436	0.5		471	0.6
Green Materials and Energy Segment		1,242	1.6		2,452	2.9		3,816	5.0
Others Segment		472	0.6		129	0.2		113	0.1
Basis difference adjustments (3)		(323)	(0.4)		253	0.3		(71)	(0.1)

Total	￦	76,009	100.0%	￦	85,004	100.0%	￦	77,057	100.0%

(1)

Including POSCO International. POSCO Energy merged into POSCO International on January 1, 2023, and the revenue of the Trading Segment of the Green Infrastructure Business in 2021 and 2022 has been restated to reflect such merger as if it had occurred on January 1, 2021.

(2)	Including POSCO DX and POSCO FLOW.

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

Environmental, Social and Governance

Our Environmental, Social and Governance (“ESG”) management focuses on eco-friendly leadership, sustainable social communities and governance enhancements that promote tangible value. These principles drive our five comprehensive ESG strategies covering the following key areas.

Green Competency

We strive to respond to global climate change through development of low-carbon processes, energy efficiency and eco-friendly products and services, thereby reducing our environmental impact to create a future in which people and nature co-exist and thrive together. POSCO declared the 2050 Carbon Neutrality Roadmap by setting targets for a 30% carbon emissions reduction by 2035, 50% by 2040, and Net Zero emissions by 2050. Initiatives such as low carbon technology and hydrogen reduction are underway to support these goals.

Responsible Value Chain

We are committed to empowering our business partners to obtain the highest standards in various domains, including low carbon technology, human rights and safety, while promoting sustainability across the value chain.

POSCO procures all tin, tantalum, tungsten and gold minerals from refineries in conflict-affected and high-risk areas that have obtained Responsible Minerals Assurance Process (“RMAP”) certification. POSCO Future M procures tungsten and cobalt for its rechargeable battery business by ensuring sourcing from RMAP-compliant smelters. POSCO Future M plans to assist non-certified smelters within the supply chain in achieving RMAP certification.

Employee Happiness

We prioritize establishing a secure and inclusive work environment that upholds human rights, embraces diversity and empowers creative talents to lead a period of transformation. As United Nations Global Compact members, POSCO HOLDINGS, POSCO, POSCO International and POSCO E&C, advocate for management based on human rights, diversity and inclusion policies. Our human rights policy covers protections for POSCO Group employees and staffs of our suppliers and labor union rights, encompassing human rights, grievance handling and victim relief. Our diversity, equality and inclusion policies prohibit all forms of discrimination, workplace harassment and sexual harassment, with training, reporting, consultation and investigation processes, as well as whistleblower protection measures that are clearly outlined.

Ethics & Integrity

We are committed to making our business decisions based on unwavering ethical principles by upholding the highest standards of ethics and compliance. Our efforts to enhance ethics and compliance levels are complemented by our commitment to promoting fair trade practices. We conduct annual questionnaire surveys targeting employees of our suppliers and our domestic and overseas subsidiaries to assess the risk of unethical behavior, workplace harassment and human rights violations. Additional monitoring and investigation are conducted when risks are identified.

New Governance for Real Value

We enhance independence, expertise and diversity of the board of directors to promote real value management by safeguarding shareholder rights and ensuring transparent disclosures, with the aim of enhancing the value of the POSCO Group. A group-level ESG risk response system has been established to address internal and external risks effectively, with significant ESG-related decisions made through the board of directors, discussions on key ESG issues by the POSCO Group’s ESG Council led by top management and the ESG Session involving all directors who are our executive officers (“Inside Directors”) and directors who are outside directors (“Outside Directors”).

Steel Segment

POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We, through POSCO and our other steel-producing subsidiaries, produced approximately 39.9 million tons of crude steel and stainless steel in 2023, a significant majority of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2023, we had approximately 45.3 million tons of annual crude steel and stainless steel production capacity, including 40.7 million tons of production capacity in Korea. We believe Pohang Works and Gwangyang Works are two of the most technologically-advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

POSCO M-Tech Co., Ltd., which is also included in the Steel Segment, produces aluminum deoxidizers used to remove excess oxygen during the steel manufacturing process to improve durability of steel products, and it also provides integrated steel product packing solutions for steel production facilities.

Korea is our most important market. Domestic sales accounted for 39.6% of the Steel Segment’s total revenue in 2023 and 40.7% in 2022. We believe that POSCO’s steel products constituted approximately 45.5% of the total sales volume of such steel products sold in Korea in 2023 and approximately 48.5% in 2022. The Steel Segment’s export sales and overseas sales to customers abroad accounted for 60.4% of the Steel Segment’s total revenue in 2023 and 59.3% in 2022. The Steel Segment’s major export market is Asia, with Asia other than China and Japan accounting for 24.6%, China accounting for 21.7% and Japan accounting for 10.6% of the Steel Segment’s total steel export revenue in 2023, and China accounting for 24.9%, Asia other than China and Japan accounting for 24.1%, and Japan accounting for 9.9% of the Steel Segment’s total steel export revenue in 2022.

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

	For the Year Ended December 31,
	2021			2022			2023
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	11,607	28.2%	￦	12,781	28.7%	￦	11,908	29.5%
Hot rolled products		8,452	20.6		8,948	20.1		9,149	22.6
Stainless steel products		8,479	20.6		9,602	21.6		7,848	19.4
Plates		4,751	11.6		5,479	12.3		4,930	12.2
Wire rods		2,132	5.2		1,785	4.0		1,804	4.5
Silicon steel sheets		1,139	2.8		1,175	2.6		1,063	2.6

Sub-total		36,560	89.0		39,769	89.3		36,701	90.9

Others		4,533	11.0		4,778	10.7		3,692	9.1

Total	￦	41,093	100.0%	￦	44,547	100.0%	￦	40,393	100.0%

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

	For the Year Ended December 31,
	2021		2022		2023
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	10,373	34.8%	10,191	36.8%	9,780	33.9%
Hot rolled products	8,862	29.7	8,461	30.5	9,784	33.9
Stainless steel products	2,984	10.0	2,605	9.4	2,459	8.5
Plates	4,823	16.2	4,477	16.2	4,667	16.2
Wire rods	2,063	6.9	1,408	5.1	1,623	5.6
Silicon steel sheets	735	2.5	560	2.0	524	1.8

Total (1)	29,840	100.0%	27,701	100.0%	28,837	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 7,840 billion in 2021, Won 10,429 billion in 2022 and Won 9,414 billion in 2023. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment of our Green Infrastructure Business.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 9,780 thousand tons in 2023, representing 33.9% of our total sales volume of principal steel products produced by us and directly sold to external customers. Cold rolled products constitute our second largest product category in terms of sales volume and the largest product category in terms of revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for cold rolled products of approximately 58% in 2023.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 9,784 thousand tons in 2023, representing 33.9% of our total sales volume of principal steel products produced by us and directly sold to external customers. Hot rolled products constitute our largest product category in terms of sales volume and second largest product category in terms of revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for hot rolled products of approximately 52% in 2023.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2,459 thousand tons in 2023, representing 8.5% of our total sales volume of principal steel products produced by us and directly sold to external customers. Stainless steel products constitute our third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 8.5% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2023, they represented 19.4% of our total revenue from such steel products in 2023.

We believe POSCO had a domestic market share for stainless steel products of approximately 46% in 2023.

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

Our deliveries of plates produced by us and directly sold to external customers amounted to 4,667 thousand tons in 2023, representing 16.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for plates of approximately 41% in 2023.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 1,623 thousand tons in 2023, representing 5.6% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for wire rods of approximately 50% in 2023.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators, rotating machines and electric motors.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 524 thousand tons in 2023, representing 1.8% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for silicon steel sheets of approximately 75% in 2023.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 39.6% of the Steel Segment’s total revenue in 2023. The Steel Segment’s export sales and overseas sales to customers abroad represented 60.4% of the Steel Segment’s total revenue in 2023. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the fullest extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2021	2022	2023
POSCO’s sales (1)	52.5%	48.5%	45.5%
Other domestic steel companies’ sales	26.6	28.4	28.2
Imports	20.9	23.0	26.3

Total	100.0%	100.0%	100.0%

(1)

POSCO’s sales volume includes steel products produced by POSCO (but not by our other subsidiaries) and sold through our consolidated sales subsidiaries as well as steel products produced by POSCO (but not by our other subsidiaries) and directly sold to external customers.

Exports

The Steel Segment’s export sales and overseas sales to customers abroad represented 60.4% of the Steel Segment’s total revenue in 2023, 56.8% of which was generated from exports sales and overseas sales to customers in Asian countries. The Steel Segment’s export sales and overseas sales to customers abroad in terms of such revenue decreased by 8.6% from Won 34,653 billion in 2022 to Won 31,658 billion in 2023.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by major product category for the periods indicated.

	For the Year Ended December 31,
	2021			2022			2023
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
Asia (other than China and Japan)	￦	6,365	21.9%	￦	8,341	24.1%	￦	7,787	24.6%
China		8,875	30.6		8,625	24.9		6,859	21.7
Europe		3,114	10.7		4,705	13.6		4,099	12.9
Japan		2,906	10.0		3,431	9.9		3,345	10.6
North America		2,173	7.5		2,667	7.7		2,673	8.4
Middle East		31	0.1		87	0.3		57	0.2
Others		5,558	19.2		6,797	19.6		6,838	21.6

Total	￦	29,022	100.0%	￦	34,653	100.0%	￦	31,658	100.0%

	For the Year Ended December 31,
	2021			2022			2023
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	￦	10,664	36.7%	￦	12,771	36.9%	￦	11,505	36.3%
Hot rolled products		4,229	14.6		5,350	15.4		6,305	19.9
Stainless steel products		6,251	21.5		7,250	20.9		6,055	19.1
Plates		2,501	8.6		3,598	10.4		3,374	10.7
Silicon steel sheets		1,186	4.1		1,262	3.6		1,066	3.4
Wire rods		850	2.9		856	2.5		879	2.8
Others		3,341	11.5		3,567	10.3		2,475	7.8

Total	￦	29,022	100.0%	￦	34,653	100.0%	￦	31,658	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO International, and our overseas sales subsidiaries. Our largest export market in 2023 was Asia (other than China and Japan), which accounted for 24.6% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) decreased by 6.6% from Won 8,341 billion in 2022 to Won 7,787 billion in 2023 primarily reflecting a general decline in demand from the region.

Our second largest export market in 2023 was China, which accounted for 21.7% of our export revenue from steel products produced and sold by us. The principal products exported to China were cold rolled products, including continuous galvanized products. Our exports to China decreased by 20.5% from Won 8,625 billion in 2022 to Won 6,859 billion in 2023 primarily due to a decrease in demand from the Chinese construction industry reflecting a prolonged slowdown in the Chinese real estate market.

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

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2023, POSCO imported approximately 49 million dry metric tons of iron ore and 25 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Mozambique.

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

We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2023, we purchased approximately 37% of our iron ore imports and 21% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Canada, Brazil and New Caledonia. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$226 in 2021, US$364 in 2022 and US$296 in 2023. The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by

Platts) was US$160 in 2021, US$120 in 2022 and US$120 in 2023. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Philippines and Guatemala. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks and our overseas subsidiaries are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$18,448 in 2021, US$25,605 in 2022 and US$21,474 in 2023.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies. Such contracts are performed by a fleet of dedicated vessels on a consecutive voyage basis with fully loaded cargo for each voyage. These vessels under long-term contracts transported approximately 57% of the total requirements in 2023, and the remaining approximately 43% was transported by vessels sourced through short- to medium-term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with energy-saving and eco-friendly technologies.

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

China. We entered into an agreement with Sagang Group Co. to establish POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (“POSCO (Zhangjiagang)”), a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. POSCO HOLDINGS INC. has an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). POSCO (Zhangjiagang) commenced production of stainless cold rolled steel products in December 1998. In 2023, POSCO (Zhangjiagang) had an annual production capacity of 1,100 thousand tons of stainless steel products. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — POSCO (Zhangjiagang).”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. POSCO holds a 50.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. In 2023, PT. Krakatau POSCO had an annual production capacity of 3,000 thousand tons of slabs, plates and hot rolled coils. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We established POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (“POSCO YAMATO VINA” and formerly known as POSCO SS VINA JOINT STOCK COMPANY), a subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. POSCO holds a 51.0% interest in POSCO YAMATO VINA, and the plant became operational in June 2015. In 2023, POSCO YAMATO VINA had an annual production capacity of 550 thousand tons of shape steel products. See “Item 4D. Property, Plants and Equipment — Production Facilities Abroad — POSCO YAMATO VINA.”

Competition

Domestic Market

POSCO is the largest fully integrated steel producer in Korea. In hot rolled products, where we believe POSCO had a domestic market share of approximately 52% in 2023, we face competition from Hyundai Steel Co., Ltd. and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe POSCO had domestic market shares of approximately 58% and 46%, respectively, in 2023, we compete with Hyundai Steel Co., Ltd., smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

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

Green Infrastructure Business

Trading Segment

Our trading activities consist primarily of trading activities of POSCO International. POSCO International is a global trading company that primarily engages in trading of steel and raw materials, investing in energy and mineral development projects and operating power generation facilities. It also trades textiles, agricultural commodities and other goods. POSCO International’s sales consist of third-country trading sales, export trading sales and domestic trading sales. On January 1, 2023, POSCO Energy, Korea’s largest domestic private power utility company and a provider of alternative environmentally-friendly energy solutions, merged into POSCO International.

The following table sets forth a breakdown of POSCO International’s total consolidated sales by export sales, domestic sales and third-country trades for the periods indicated:

	For the Year Ended December 31,
Sales Category	2021			2022			2023(1)
	(in billions of Won, except percentages)
Export trading sales	￦	10,715	31.6%	￦	14,143	37.2%	~~￦~~	12,577	38.0%
Domestic trading sales		5,546	16.3		5,632	14.8		7,287	22.0
Third-country trades		27,224	80.2		30,010	79.0		23,393	70.6

Total sales prior to consolidation adjustments		43,484	128.1		49,784	131.1		43,256	130.6

Consolidation adjustments		(9,543)	(28.1)		(11,806)	(31.1)		(10,136)	(30.6)

Total sales	￦	33,942	100.0%	￦	37,979	100.0%	~~￦~~	33,121	100.0%

(1)	Including sales from the power generation business of POSCO Energy, which merged into POSCO International on January 1, 2023.

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

In most cases, POSCO International enters into trading transactions after the underlying sale and purchase contracts have been matched, which mitigates inventory and price risks to POSCO International. POSCO International typically enters into trading transactions as a principal, and in limited cases as an import or export agent. When acting as a principal or an agent, POSCO International derives its gross trading profit from the margin between the selling price of the products and the purchase price it pays for such products. In the case of principal transactions, the selling price is recognized as sales and the purchase price is recognized as cost of sales, while only the margin is recognized as sales in the case of agency transactions in which POSCO International does not assume the risks and rewards of ownership of the goods. In the instances in which it acts as an arranger for a third country transaction, POSCO International derives its gross trading profit from, and recognizes as sales, the commission paid to it by the customer. The sizes of margins and commissions for POSCO International’s trading activities vary depending on a number of factors, including prevailing supply and demand conditions for the product involved, the cost of financing, insurance, storage and transport and the creditworthiness of the customer, and tends to decline as the product or market matures.

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

Natural Resources Development Activities. POSCO International also invests in energy and mineral development projects throughout the world. In particular, POSCO International holds a 51.0% interest in a gas field project in Myanmar, where production of gas commenced in July 2013. POSCO International recognized revenues of approximately Won 449 billion in 2021, Won 634 billion in 2022 and Won 615 billion in 2023 from the Myanmar gas field project. Natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

Power Generation Activities. POSCO International acquired the power generation business of POSCO Energy through its merger into POSCO International on January 1, 2023. POSCO International operates power generation facilities in Korea and Southeast Asia, including LNG combined cycle power plants. As of December 31, 2023, POSCO International’s total power generation capacity of its LNG combined cycle power plants was approximately 3,414 megawatts. As of such date, POSCO International’s total power generation capacity of its renewable solar energy facilities was approximately 15 megawatts and its onshore wind power energy facilities was approximately 63 megawatts.

POSCO International also operates an LNG receiving terminal with an aggregate capacity to process approximately 6.0 million tons of LNG annually in Gwangyang as of December 31, 2023. In addition, POSCO International participates in LNG trading, LNG tank rental services and LNG ship trial operations in order to achieve maximum operational efficiency of our LNG terminal.

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

POSCO E&C also has substantial experience in the energy field obtained from the construction of various power plants for member companies of the POSCO Group, specializing primarily in engineering and construction of LNG-fired thermal power plants. In response to increasing demand from the energy industry, POSCO E&C plans to continue to target opportunities in power plant construction, especially in Asia and Africa, which it believes offers significant growth potential.

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

Logistics and Others Segment

POSCO DX. POSCO DX provides a wide range of information technology and operational technology services. In particular, POSCO DX has expertise in providing services to address the evolving needs of manufacturing companies arising from the convergence of information technology and operational technology.

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

POSCO DX’s operational technology services primarily relate to automation of factory equipment and manufacturing processes and provision of energy efficiency solutions. POSCO DX also provides system engineering services targeting specific areas of operational processes, including automation of logistical operations and buildout and management of pollutant monitoring systems and intelligent transportation systems. In addition, POSCO DX has developed PosFrame, an information technology platform designed to enhance the overall operations of POSCO’s steel works. PosFrame enables POSCO to implement its production quality management and other smart factory solutions for the member companies of the POSCO Group located in Korea and abroad.

POSCO FLOW. POSCO FLOW provides a wide range of integrated logistics services. It engages in the operation of central terminal systems for transportation, storage and processing of coal and other raw materials primarily used by power generation and cement companies in Korea and abroad. POSCO FLOW also offers optimized logistics solutions for a wide range of products including steel products, industrial parts, grains, natural gas and construction equipment and materials.

Competition. POSCO DX competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS, LG CNS and SK Inc. C&C. POSCO FLOW competes principally with logistics service providers in Korea that are affiliated with major domestic business groups, including Hyundai Glovis, Samsung SDS and LX Pantos.

Green Materials and Energy Segment

POSCO Future M

POSCO Future M manufactures anode and cathode materials, which are two of the main components of rechargeable batteries. POSCO Future M sells such materials primarily to Korea’s leading electric vehicle battery manufacturers such as LG Energy Solution, Samsung SDI and SK On, as well as to their joint ventures with global automotive manufacturers.

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

The following table sets forth a breakdown of POSCO Future M’s total consolidated sales by major product categories for the periods indicated:

	For the Year Ended December 31,
Products	2021			2022			2023
	(in billions of Won, except percentages)
Energy materials (including battery materials)	￦	852	42.8%	￦	1,938	58.7%	￦	3,362	70.6%
Quicklime and other chemical products		675	33.9		812	24.6		857	18.0
Refractories		463	23.3		552	16.7		541	11.4

Total sales	￦	1,990	100.0%	￦	3,302	100.0%	￦	4,760	100.0%

Competition. In the energy materials market, POSCO Future M competes with other global leading manufacturers of cathode and anode materials, including LG Chemical Co., Ltd. and Ecopro BM Co., Ltd. In its legacy business areas of refractories and lime chemicals, POSCO Future M competes principally with Chosun Refractories ENG Co., Ltd. and Korea Refractories Co, Ltd.

Investments in Lithium Hydroxide and Lithium Carbonate Production Projects

Through investments made by POSCO HOLDINGS INC., we engage in natural resources development and production projects for lithium hydroxide and lithium carbonate, which are key materials for the production of cathode materials.

POSCO Argentina. In 2018, POSCO Argentina SAU (“POSCO Argentina”), a wholly owned subsidiary of POSCO HOLDINGS INC., acquired a salt lake located in Salta and Catamarca provinces of Argentina. In April 2024, POSCO Argentina completed stage one of its construction of a commercialization plant adjacent to the lake for the production of lithium hydroxide.

As of December 31, 2023, the construction schedule and related costs of the project were as follows:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2023
		(In billions of Won)
Construction of salt water lithium commercialization plant — stage one	April 2024	1,301	219
Construction of salt water lithium commercialization plant — stage two	June 2025	1,246	1,102

Upon completion of both stages, the commercialization plant is expected to have an annual production capacity of 25 thousand tons of lithium hydroxide and 23 thousand tons of lithium carbonate.

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

As of December 31, 2023, the construction schedule and related costs of the project were as follows:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2023
		(In billions of Won)
Construction of lithium ore commercialization plant	September 2024	1,098	849

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

Item 4.C. Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2023:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO	Korea	100.0%
POSCO International Corporation	Korea	70.7%
POSCO Eco & Challenge Co., Ltd	Korea	52.8%
POSCO DX Co, Ltd.	Korea	65.4%
POSCO Future M Co., Ltd.	Korea	59.7%
POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (1)	China	82.5%

(1)	POSCO HOLDINGS INC. holds a 58.6% interest and POSCO-China holds a 23.9% interest.

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

Green Materials and Energy Segment

POSCO Future M’s principal properties are (i) plants for the production of cathode materials located in Korea (Gwangyang, Pohang and Gumi), Quebec, Canada and Tongxiang, China, (ii) plants for the production of anode materials located in Sejong and Pohang, (iii) plants for the production of quicklime located in Korea (Gwangyang and Pohang) and Banten, Indonesia, and (iv) plants for the production of refractories located in Pohang, Korea and Jiangsu Province, China.

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

Situated on a site of 13.7 million square meters reclaimed from the sea in Gwangyang in the southwestern region of Korea, Gwangyang Works is comprised of iron-making plants, steelmaking plants, continuous casting plants, hot strip mills and thin-slab hot rolling plants. The site also features docking and unloading facilities for raw materials capable of accommodating large ships for unloading raw materials, storage areas for raw materials and separate docking facilities for ships carrying products for export.

We believe Gwangyang Works is one of the most technologically-advanced integrated steel facilities in the world. Gwangyang Works has a completely automated, linear production system that enables the whole production process, from iron-making to finished products, to take place without interruption. This advanced system reduces the production time for hot rolled products to only four hours. Like Pohang Works, Gwangyang Works is equipped with a highly advanced computerized production-management system allowing constant monitoring and control of the production process.

Capacity Utilization Rates

The following table sets out the aggregate capacity utilization rates of Pohang Works and Gwangyang Works for the periods indicated.

	As of or for the Year Ended December 31,
	2021	2022	2023
Crude steel and stainless steel production capacity for the year (million tons per year)	40.68	40.68	40.68
Actual crude steel and stainless steel output (million tons)	38.26	34.22	35.68
Capacity utilization rate (%) (1)	94.1%	84.1%	87.7%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Steel Production Facilities Abroad

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2021	2022	2023
Crude steel production capacity for the year (million tons per year)	3.00	3.00	3.00
Actual crude steel output (million tons)	3.14	3.03	3.01
Capacity utilization rate (%) (1)	104.5%	101.0%	100.2%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO (Zhangjiagang)

The following table sets out POSCO (Zhangjiagang)’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2021	2022	2023
Crude steel and stainless steel production capacity for the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	0.99	0.99	0.84
Capacity utilization rate (%) (1)	89.9%	89.9%	76.3%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

POSCO YAMATO VINA

The following table sets out POSCO YAMATO VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2021	2022	2023
Crude steel production capacity for the year (million tons per year)	0.55	0.55	0.55
Actual crude steel output (million tons)	0.58	0.40	0.42
Capacity utilization rate (%) (1)	104.9%	72.2%	75.5%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

We have six reportable segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•

Green Infrastructure Business. Our Green Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such segment is divided into three operations as follows:

➢

Trading Segment. The Trading Segment of our Green Infrastructure Business consists primarily of the global trading activities, natural resources development activities and power generation activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as steel and other products from and to other suppliers and purchasers in Korea and overseas.

➢

Construction Segment. The Construction Segment of our Green Infrastructure Business consists primarily of POSCO E&C’s planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas.

➢

Logistics and Others Segment. The Logistics and Others Segment of our Green Infrastructure Business consists primarily of the information technology and operational technology services of POSCO DX and the integrated logistics services of POSCO FLOW.

•

Green Materials and Energy Segment. Our Green Materials and Energy Segment includes (i) the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including anode and cathode materials for rechargeable batteries and (ii) investments made by us in production projects relating to other materials such as lithium.

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

In 2022, the unit sales price in Won for each of our principal product lines of steel products increased compared to 2021, reflecting continuation of strong market conditions in the first half of 2022 in part due to global steel supply chain concerns caused by Russia’s invasion of Ukraine, which market conditions weakened beginning in the second half of 2022 reflecting a decrease in global demand for steel products, as well as depreciation of the Won against the U.S. dollar in 2022 that increased our export prices in Won terms during 2022. However, weaker demand beginning in the second half of 2022 has adversely impacted steel prices. General increases in the prices of key raw materials in recent years have also contributed to increases in the prices of our steel products during 2021 and 2022. The weighted average unit price for our principal product lines of steel products increased by 17.2% from 2021 to 2022, which impact was enhanced by the depreciation in the average value of the Won against the U.S. dollar in 2022 compared to 2021 that increased our export prices in Won terms. The Market Average Exchange Rate depreciated from an average of Won 1,144.4 to US$1.00 in 2021 to an average of Won 1,292.0 to US$1.00 in 2022.

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

In 2023, the unit sales price in Won for each of our principal product lines of steel products decreased compared to 2022 primarily due to a general decrease in global demand for steel products reflecting deterioration in global economic conditions. The weighted average unit price for our principal product lines of steel products decreased by 11.3% from 2022 to 2023, the impact of which was offset in part by the depreciation in the average value of the Won against the U.S. dollar in 2023 compared to 2022 that increased our export prices in Won terms. The Market Average Exchange Rate depreciated from an average of Won 1,292.0 to US$1.00 in 2022 to an average of Won ￦1,305.4 to US$1.00 in 2023.

The unit sales price of plates, which accounted for 16.2% of total sales volume of such products, decreased by 13.7% in 2023 compared to 2022. The unit sales price of stainless steel products, which accounted for 8.5% of total sales volume of our principal steel products, decreased by 13.4% in 2023 compared to 2022. The unit sales price of wire rods, which accounted for 5.6% of total sales volume of such products, decreased by 12.3% in 2023 compared to 2022. The unit sales price of hot rolled products, which accounted for 33.9% of total sales volume of such products, decreased by 11.6% in 2023 compared to 2022. The unit sales price of silicon steel sheets, which accounted for 1.8% of total sales volume of such products, decreased by 3.3% in 2023 compared to 2022. The unit sales price of cold rolled products, which accounted for 33.9% of total sales volume of such products, decreased by 2.9% in 2023 compared to 2022.

The table below sets out the average unit sales prices for our semi-finished and finished steel products produced by us and directly sold to external customers for the periods indicated.

	For the Year Ended December 31,
Products	2021		2022		2023
	(In thousands of Won per ton)
Cold rolled products	￦	1,118	￦	1,254	￦	1,218
Hot rolled products		954		1,058		935
Stainless steel products		2,842		3,686		3,192
Plates		985		1,224		1,056
Wire rods		1,033		1,267		1,112
Silicon steel sheets		1,550		2,099		2,030

Average (1)	￦	1,225	￦	1,436	￦	1,273

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

	For the Year Ended December 31,
	2021	2022	2023
	(Percentage of net sales)
Cost of sales	84.4%	91.0%	91.7%
Selling and administrative expenses	3.5	3.3	3.7
Gross margin	15.6	9.0	8.3
Operating profit margin	11.5	5.1	3.5

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
Crude steel and stainless steel production capacity (million tons per year)	45.3	45.3	45.3
POSCO	40.7	40.7	40.7
PT. Krakatau POSCO	3.0	3.0	3.0
POSCO (Zhangjiagang).	1.1	1.1	1.1
POSCO YAMATO VINA	0.6	0.6	0.6
Actual crude steel and stainless steel output (million tons)	43.0	38.6	39.9
POSCO	38.3	34.2	35.7
PT. Krakatau POSCO	3.1	3.0	3.0
POSCO (Zhangjiagang).	1.0	1.0	0.8
POSCO YAMATO VINA	0.6	0.4	0.4
Capacity utilization rate (%)	94.8%	85.2%	88.1%
POSCO	94.1%	84.1%	87.7%
PT. Krakatau POSCO	104.5%	101.0%	100.2%
POSCO (Zhangjiagang).	89.9%	89.9%	76.3%
POSCO YAMATO VINA	104.9%	72.2%	75.5%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2023, 60.4% of the Steel Segment’s total revenue was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recognized may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in U.S. dollars; and

•	foreign exchange translation losses on foreign currency-denominated liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in U.S. dollar, Yen and Yuan terms; and

•	a reduction in net sales and accounts receivables in Won from export sales, which are primarily denominated in U.S. dollars and to a lesser extent in Yen and Yuan.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2021, 2022 and 2023 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2021		2022		2023
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	￦	8,775	￦	4,342	￦	2,738
Additions:
Loss on disposals of assets held for sale		—		4		103
Loss on disposals of investments in subsidiaries, associates and joint ventures		13		12		19
Loss on disposals of property, plant and equipment		96		111		126
Impairment loss on property, plant and equipment		312		213		276
Impairment loss on intangible assets		224		371		130
Loss on valuation of firm commitment		112		156		47
Idle tangible asset expenses		24		18		4
Increase to provisions		38		89		38
Donations		101		81		67
Miscellaneous losses		70		64		93
Others		38		5		1

Subtotal		1,027		1,124		904

Other bad debt expenses		20		15		291
Deductions:
Gain on disposals of assets held for sale		(60)		(55)		(1)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(86)		(14)		(197)
Gain on disposals of property, plant and equipment		(12)		(19)		(9)
Gain on valuation of firm commitment		(169)		(182)		(11)
Reversal of other provisions		(34)		(5)		(9)
Premium income		(38)		(238)		(13)
Gain on bargain purchases		—		—		(41)
Gain on disposal of emission rights		(1)		(5)		(26)
Miscellaneous income		(158)		(64)		(78)
Others		(20)		(10)		(8)

Subtotal		(578)		(592)		(394)

Recovery of allowance for other bad debt accounts		(33)		(5)		(8)
Revenue recognition related to development and sale of real estate		323		(253)		71
Cost of sales recognition related to development and sale of real estate		(297)		220		(71)

Operating profit under K-IFRS	￦	9,238	￦	4,850	￦	3,531

Net profit under IFRS as issued by the IASB	￦	7,176	￦	3,586	￦	1,846
Adjustments related to development and sale of real estate:
Revenue		323		(253)		71
Cost of sales		(297)		220		(71)
Income tax		(6)		8		(0)

Net profit under K-IFRS	￦	7,196	￦	3,560	￦	1,846

Operating Results – 2022 Compared to 2023

The following table presents our statement of comprehensive income information and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Revenue	￦	85,004	￦	77,057	￦	(7,947)	(9.3)
Cost of sales		77,321		70,639		(6,682)	(8.6)

Gross profit		7,682		6,417		(1,265)	(16.5)
Selling and administrative expenses:
Impairment loss (reversal of impairment loss) on trade accounts and notes receivable		25		(18)		(43)	N.A. (1)
Other administrative expenses		2,480		2,670		190	7.7
Selling expenses		294		234		(61)	(20.7)
Other operating income and expenses:
Impairment loss on other receivables		10		284		274	2,787.9
Other operating income		592		394		(198)	(33.4)
Other operating expenses		1,124		904		(219)	(19.5)

Operating profit		4,342		2,738		(1,604)	(36.9)
Share of profit of equity-accounted investees, net		676		270		(407)	(60.1)
Finance income		4,834		3,831		(1,003)	(20.8)
Finance costs		5,804		4,203		(1,601)	(27.6)

Profit before income tax		4,047		2,635		(1,412)	(34.9)
Income tax expense		462		789		328	71.0

Profit		3,586		1,846		(1,740)	(48.5)
Profit for the period attributable to owners of the controlling company		3,158		1,698		(1,459)	(46.2)
Profit for the period attributable to non-controlling interests		428		148		(281)	(65.5)

(1)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	￦	44,547	￦	40,393	￦	(4,154)	(9.3)
Internal revenue		26,103		23,145		(2,957)	(11.3)

Sub-total		70,650		63,539		(7,111)	(10.1)

Green Infrastructure Business — Trading Segment
External revenue		29,518		24,034		(5,484)	(18.6)
Internal revenue		23,678		18,910		(4,768)	(20.1)

Sub-total		53,196		42,944		(10,252)	(19.3)

Green Infrastructure Business — Construction Segment
External revenue		7,668		8,301		633	8.3
Internal revenue		1,218		1,966		749	61.5

Sub-total		8,885		10,268		1,382	15.6

Green Infrastructure Business — Logistics and Others Segment
External revenue		436		471		35	8.0
Internal revenue		3,383		3,475		92	2.7

Sub-total		3,820		3,946		126	3.3

Green Materials and Energy Segment
External revenue		2,452		3,816		1,364	55.6
Internal revenue		937		1,006		69	7.4

Sub-total		3,389		4,822		1,433	42.3

Others Segment:
External revenue		129		113		(16)	(12.4)
Internal revenue		1,040		1,450		409	39.4

Sub-total		1,170		1,562		393	33.6

Total revenue prior to consolidation adjustments		141,109		127,080		(14,029)	(9.9)

Consolidation adjustments		(56,358)		(49,953)		6,406	(11.4)
Basis difference adjustments (1)		253		(71)		(324)	N.A. (2)

Revenue	￦	85,004	￦	77,057		(7,947)	(9.3)

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

Our revenue decreased by 9.3%, or Won 7,947 billion, from Won 85,004 billion in 2022 to Won 77,057 billion in 2023 primarily due to decreases in external revenues of the Trading Segment of the Green Infrastructure Business and the Steel Segment, the impact of which was offset by increases in external revenue of the Green Materials and Energy Segment, the Construction Segment of the Green Infrastructure Business and the Logistics and Others Segment of the Green Infrastructure Business. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 9.3%, or Won 4,154 billion, from Won 44,547 billion in 2022 to Won 40,393 billion in 2023 due to a decrease in the average unit sales price per ton of our principal steel products, which was offset in part by an increase in the sales volume of our principal steel products. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 11.3% from Won 1,435,642 per ton in 2022 to Won 1,272,754 per ton in 2023 primarily due to a general decrease in global demand for steel products reflecting deterioration in global economic conditions, which impact was offset in part by depreciation of the Won against the U.S. dollar in 2023 that increased our export prices in Won terms during 2023. On the other hand, the overall sales volume of our principal steel products increased by 4.0%, from 27.7 million tons in 2022 to 28.8 million tons in 2023 following normalization of our production and sales operations in 2023 after recovery from the September 2022 Typhoon Hinnamnor that adversely impacted our sales in the fourth quarter of 2022. Such factors were principally attributable to the following:

•

The unit sales price in Won of each of our principal product lines decreased from 2022 to 2023. The unit sales prices in Won of plates, stainless steel products, wire rods, hot rolled products, silicon steel sheets and cold rolled products decreased by 13.7%, 13.4%, 12.3%, 11.6%, 3.3% and 2.9%, respectively, from 2022 to 2023. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Prices and Product Mix” above.

•

The sales volume of hot rolled products, wire rods and plates increased by 15.6%, 15.2% and 4.2%, respectively, from 2022 to 2023. On the other hand, the sales volume of silicon steel sheets, stainless steel products and cold rolled products decreased by 6.4%, 5.6% and 4.0%, respectively, from 2022 to 2023. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 10.1%, or Won 7,111 billion, from Won 70,650 billion in 2022 to Won 63,539 billion in 2023 as internal revenue from inter-company transactions decreased by 11.3%, or Won 2,957 billion, from Won 26,103 billion in 2022 to Won 23,145 billion in 2023 primarily due to a decrease in the sale prices of steel products sold through trading subsidiaries, particularly POSCO International.

Trading Segment of the Green Infrastructure Business. External revenue from the Trading Segment of the Green Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 18.6%, or Won 5,484 billion, from Won 29,518 billion in 2022 to Won 24,034 billion in 2023 primarily due to decreases in the prices of steel products traded by POSCO International and the trading volume of non-steel products traded by POSCO International reflecting deterioration in global economic conditions, the aggregate impact of which was offset in part by (i) increase in the sales volume of steel products traded by POSCO International and (ii) depreciation of the Won against the U.S. dollar in 2023 that increased our export prices in Won terms during 2023.

Total revenue from the Trading Segment of the Green Infrastructure Business, which includes internal revenue from inter-company transactions, decreased by 19.3%, or Won 10,252 billion, from Won 53,196 billion in 2022 to Won 42,944 billion in 2023 as internal revenue from inter-company transactions decreased by 20.1%, or Won 4,768 billion, from Won 23,678 billion in 2022 to Won 18,910 billion in 2023 primarily due to decreases in prices of steel products and raw materials traded as inter-company transactions.

Construction Segment of the Green Infrastructure Business. External revenue from the Construction Segment of the Green Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, increased by 8.3%, or Won 633 billion, from Won 7,668 billion in 2022 to Won 8,301 billion in 2023 primarily due to increases in external revenues from plant construction projects and architectural works projects.

Total revenue from the Construction Segment of the Green Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 15.6%, or Won 1,382 billion, from Won 8,885 billion in 2022 to Won 10,268 billion in 2023 as internal revenue from inter-company transactions increased by 61.5%, or Won 749 billion, from Won 1,218 billion in 2022 to Won 1,966 billion in 2023. Such increase in internal revenue reflected an increase in the construction activities for member companies of the POSCO Group from 2022 to 2023.

Logistics and Others Segment of the Green Infrastructure Business. External revenue from the Logistics and Others Segment of the Green Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 8.0%, or Won 35 billion, from Won 436 billion in 2022 to Won 471 billion in 2023, primarily due to an increase in revenue from logistics services provided by POSCO FLOW to its external customers.

Total revenue from the Logistics and Others Segment of the Green Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 3.3%, or Won 126 billion, from Won 3,820 billion in 2022 to Won 3,946 billion in 2023 as internal revenue from inter-company transactions increased by 2.7%, or Won 92 billion, from Won 3,383 billion in 2022 to Won 3,475 billion in 2023, primarily due to an increase in buildout of information technology infrastructure by POSCO DX for our subsidiaries in the Green Materials and Energy Segment.

Green Materials and Energy Segment. External revenue from the Green Materials and Energy Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 55.6%, or Won 1,364 billion, from Won 2,452 billion in 2022 to Won 3,816 billion in 2023, primarily due to an increase in sales of anode and cathode materials used, among others, in the production of electric batteries.

Total revenue from the Green Materials and Energy Segment, which includes internal revenue from inter-company transactions, increased by 42.3%, or Won 1,433 billion, from Won 3,389 billion in 2022 to Won 4,822 billion in 2023 as internal revenue from inter-company transactions increased by 7.4%, or Won 69 billion, from Won 937 billion in 2022 to Won 1,006 billion in 2023 primarily due to an increase in POSCO Future M’s revenue from sales of cathode materials to member companies of the POSCO group from 2022 to 2023.

Others Segment. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 12.4%, or Won 16 billion, from Won 129 billion in 2022 to Won 113 billion in 2023, primarily due to a decrease in dividend income related to our investments in technology companies.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 33.6%, or Won 393 billion, from Won 1,170 billion in 2022 to Won 1,562 billion in 2023 as internal revenue from inter-company transactions increased by 39.4%, or Won 409 billion, from Won 1,040 billion in 2022 to Won 1,450 billion in 2023 primarily due an increase in dividend payments from our subsidiaries.

Cost of Sales

Our cost of sales decreased by 8.6%, or Won 6,682 billion, from Won 77,321 billion in 2022 to Won 70,639 billion in 2023 primarily due to decreases in the average prices in Won terms of some of our key raw materials for POSCO, the impact of which was partially offset by (i) an increase in the production volume of finished steel products sold by us, (ii) an increase in the cost of sales of POSCO Future M reflecting an increase in the volume of raw materials used for the production and sales of anode and cathode materials, among others, in the production of electric batteries and (iii) depreciation of the Won against the U.S. dollar, which increased the price of our imported raw materials in Won terms. With respect to the principal raw materials for our steel products, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts)

decreased from US$364 in 2022 to US$296 in 2023. In addition, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) remained the same at US$120 in 2022 and 2023.

Gross Profit

Our gross profit decreased by 16.5%, or Won 1,265 billion, from Won 7,682 billion in 2022 to Won 6,417 billion in 2023 primarily due to (i) a decrease in the average unit sales price in Won terms of the steel products sold by us that outpaced a decrease in the average prices in Won terms of the principal raw materials used to manufacture such products, (ii) a decrease in POSCO E&C’s participation in higher margin plant and architectural works construction projects in 2023, (iii) a decrease in gross profit from POSCO Future M reflecting a slowdown in demand for anode materials and (iv) a decrease in gross profit from POSCO International’s steel products trading activities. Partially offsetting such impact, expenses related to flooding caused by Typhoon Hinnamnor in September 2022 included in cost of sales, which had negatively impacted gross profit in 2022, were not repeated in 2023. Our gross margin, which is gross profit as a percentage of total revenue, decreased from 9.0% in 2022 to 8.3% in 2023.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Impairment loss on (reversal of impairment loss on) trade accounts and notes receivable	￦	25	￦	(18)	￦	(43)	N.A. (1)

Freight and custody expenses	￦	77	￦	56		(22)	(28.3)
Sales commissions		75		68		(7)	(9.2)
Sales promotion		19		10		(10)	(51.0)
Sales insurance premium		39		32		(7)	(19.0)
Contract cost		58		46		(12)	(20.0)
Others		26		23		(3)	(12.8)

Total selling expenses	￦	294	￦	234		(61)	(20.7)

Wages and salaries	￦	1,076	￦	1,156	￦	81	7.5
Expenses related to post-employment benefits		85		93		8	9.6
Other employee benefits		231		273		43	18.4
Travel		40		48		8	20.9
Depreciation		149		160		11	7.5
Amortization		90		96		6	6.6
Taxes and public dues		96		101		5	4.9
Rental		37		48		12	31.3
Advertising		104		107		4	3.5
Research and development		180		175		(5)	(2.5)
Service fees		225		235		10	4.3
Others		167		177		10	6.0

Total other administrative expenses	￦	2,480	￦	2,670		190	7.7

Total selling and administrative expenses	￦	2,799	￦	2,885		86	3.1

(1)	N.A. means not applicable.

Our selling and administrative expenses increased by 3.1%, or Won 86 billion, from Won 2,799 billion in 2022 to Won 2,885 billion in 2023 primarily due to increases in wages and salaries, other employee benefits, rental expenses and depreciation expenses, the impact of which was partially offset by recognition of reversal of impairment loss on trade accounts and notes receivable as well as decreases in freight and custody expenses. Such factors were principally attributable to the following:

•	Our wages and salaries increased by 7.5%, or Won 81 billion, from Won 1,076 billion in 2022 to Won 1,156 billion in 2023 primarily due to increases in bonus payments and wage levels.

•	Our other employee benefits increased by 18.4%, or Won 43 billion, from Won 231 billion in 2022 to Won 273 billion in 2023 primarily due to an expansion of our employee welfare program.

•

Our rental expenses increased by 31.3%, or Won 12 billion, from Won 37 billion in 2022 to Won 48 billion in 2023 primarily due to an increase in our leased properties reflecting growth in our business areas.

•	Depreciation expenses increased by 7.5%, or Won 11 billion, from Won 149 billion in 2022 to Won 160 billion in 2023 primarily reflecting an increase in depreciable assets.

•

We recognized impairment loss on trade accounts and notes receivable of Won 25 billion in 2022 compared to reversal of impairment loss on trade accounts and notes receivable of Won 18 billion in 2023. In 2022, we recognized such impairment loss primarily related to trading activities of POSCO International. In 2023, we recognized reversal of a substantial portion of such impairment loss.

•	Our freight and custody expenses decreased by 28.3%, or Won 22 billion, from Won 77 billion in 2022 to Won 56 billion in 2023 primarily due to a general decrease in freight unit shipping prices.

Other Operating Income and Expenses

The following table presents our impairment loss on other receivables and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Impairment loss on other receivables	￦	10	￦	284	￦	274	2,787.9

Our impairment loss on other receivables increased significantly by Won 274 billion, from Won 10 billion in 2022 to Won 284 billion in 2023. In 2022, our impairment loss on other receivables of Won 10 billion related primarily to projects of POSCO E&C and its subsidiary in Vietnam and POSCO DX. In 2023, our impairment loss on other receivables of Won 284 billion related primarily to projects of FQM Australia Nickel.

The following table presents a breakdown of our other operating income and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	￦	55	￦	1	￦	(54)	(97.6)
Gain on disposal of investments in subsidiaries, associates and joint ventures		14		197		183	1,317.5
Gain on disposal of property, plant and equipment		19		9		(9)	(49.3)
Gain on valuation of firm commitment		182		11		(170)	(93.7)
Reversal of other provisions		5		9		3	63.5
Premium income		238		13		(224)	(94.5)
Gain on bargain purchases		—		41		41	N.A. (1)
Gain on disposal of emission rights		5		26		21	401.8
Miscellaneous income		64		78		14	21.3
Others		10		8		(2)	(20.3)

Total other operating income	￦	592	￦	394		(198)	(33.4)

(1)	N.A. means not applicable.

Our other operating income decreased by 33.4%, or Won 198 billion, from Won 592 billion in 2022 to Won 394 billion in 2023 primarily due to decreases in premium income and gain on valuation of firm commitment, the impact of which was partially offset by an increase in gain on disposal of investments in subsidiaries, associates and joint ventures. Such factors were principally attributable to the following:

•

Our premium income decreased by 94.5%, or Won 224 billion, from Won 238 billion in 2022 to Won 13 billion in 2023 primarily due to significant insurance payments received in relation to damages caused by Typhoon Hinnamnor in September 2022 compared to no such payments in 2023.

•

Our gain on valuation of firm commitment decreased by 93.7%, or Won 170 billion, from Won 182 billion in 2022 to Won 11 billion in 2023 primarily due to a decrease in firm commitment contracts entered into by POSCO International.

•

Our gain on disposal of investments in subsidiaries, associates and joint ventures increased significantly by Won 183 billion, from Won 14 billion in 2022 to Won 197 billion in 2023. In 2022, such gain related primarily to sales of certain steel-related subsidiaries and associates. In 2023, such gain related primarily to our recognition of Won 185 billion of gain on disposal of investments in associates related to reclassification of QSONE Co., Ltd. as a consolidated subsidiary following our acquisition of the remaining 50% of its shares, which had been previously classified as an investment in associates.

The following table presents a breakdown of our other operating expenses and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Loss on disposal of assets held for sale	￦	4	￦	103	￦	99	2,507.6
Loss on disposals of investments in subsidiaries, associates and joint ventures		12		19		6	52.0
Loss on disposals of property, plant and equipment		111		126		15	13.3
Impairment loss on property, plant and equipment		213		276		63	29.4
Impairment loss on intangible assets		371		130		(241)	(65.0)
Loss on valuation of firm commitment		156		47		(109)	(69.6)
Idle tangible asset expenses		18		4		(14)	(79.6)
Increase to provisions		89		38		(50)	(56.8)
Donations		81		67		(13)	(16.3)
Miscellaneous losses		64		93		29	45.5
Others		5		1		(4)	(84.4)

Total other operating expenses	￦	1,124	￦	904		(219)	(19.5)

Our other operating expenses decreased by 19.5%, or Won 219 billion, Won 1,124 billion in 2022 to Won 904 billion in 2023, primarily due to decreases in impairment loss on intangible assets and loss on valuation of firm commitment, the impact of which was partially offset by increases in loss on disposal of assets held for sale and impairment loss on property, plant and equipment. Such factors were principally attributable to the following:

•

Our impairment loss on intangible assets decreased by 65.0%, or Won 241 billion, from Won 371 billion in 2022 to Won 130 billion in 2023. In 2022, we recognized impairment loss on goodwill of Won 369 billion, Won 338 billion of which related to the recoverable amount of POSCO International. In 2023, POSCO Canada Ltd. recognized impairment loss on intellectual property rights of Won 89 billion related to its investment-in-kind of the assets and liabilities of Greenhills Mine Unincorporated Joint Venture to a new partnership established by Teck Coal Partnership.

•

Our loss on valuation of firm commitment decreased by 69.6%, or Won 109 billion, from Won 156 billion in 2022 to Won 47 billion in 2023 primarily reflecting relatively more stable market prices of key raw materials under our firm commitment contracts in 2023 compared to 2022.

•

Our loss on disposal of assets held for sale increased significantly by Won 99 billion, from Won 4 billion in 2022 to Won 103 billion in 2023 primarily due to our disposal of CSP — Compania Siderurgica do Pecem in 2023.

•

Our impairment loss on property, plant and equipment increased by 29.4%, or Won 63 billion, from Won 213 billion in 2022 to Won 276 billion in 2023. In 2022, we recognized impairment loss of Won 207 billion related to assets damaged from flooding caused by Typhoon Hinnamnor in September 2022. In 2023, we recognized impairment loss of Won 276 billion primarily related to termination of operations of certain lithium production facilities located in Gwangyang and Argentina.

Operating Profit

Due to the factors described above, our operating profit decreased by 36.9%, or Won 1,604 billion, from Won 4,342 billion in 2022 to Won 2,738 billion in 2023. Our operating margin decreased from 5.1% in 2022 to 3.6% in 2023.

Share of Profit of Equity-Accounted Investees

Our share of profit of equity-accounted investees decreased by 60.1%, or Won 407 billion, from Won 676 billion in 2022 to Won 270 billion in 2023.

In 2022, we recognized a net gain from our proportionate share of equity-accounted investees of Won 676 billion primarily due to our share of gains of Won 273 billion from Roy Hill Holdings Pty Ltd., Won 146 billion from EQP POSCO Global No. 1 Natural Resources Private Equity Fund, Won 50 billion from South-East Asia Gas Pipeline Company Ltd., Won 48 billion from KOBRASCO, Won 45 billion from AES Mong Duong Power Company Limited and Won 42 billion from Nickel Mining Company SAS, the aggregate impact of which was partially offset by our share of loss of Won 90 billion of CSP — Compania Siderurgica do Pecem. See Note 11 to the Consolidated Financial Statements.

In 2023, we recognized a net gain from our proportionate share of equity-accounted investees of Won 270 billion primarily due to our share of gains of Won 292 billion from Roy Hill Holdings Pty Ltd., Won 50 billion from South-East Asia Gas Pipeline Company Ltd., Won 39 billion from AES Mong Duong Power Company Limited and Won 35 billion from POSCO-NPS Niobium LLC, the aggregate impact of which was partially offset by our share of loss of Won 112 billion of FQM Australia Holdings Pty Ltd. and Won 82 billion of SNNC. See Note 11 to the Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Interest income	￦	247	￦	502	￦	255	103.3
Dividend income		39		50		11	28.2
Gain on foreign currency transactions		2,284		1,661		(623)	(27.3)
Gain on foreign currency translations		704		293		(411)	(58.4)
Gain on derivatives transactions		840		333		(507)	(60.3)
Gain on valuations of derivatives		263		201		(62)	(23.5)
Gain on disposals of financial assets at fair value through profit or loss		256		204		(52)	(20.3)
Gain on valuations of financial assets at fair value through profit or loss		98		572		474	483.6
Gain on valuations of financial liabilities at fair value through profit or loss		86		—		(86)	(100.0)
Others		17		15		(2)	(11.8)

Total finance income	￦	4,834	￦	3,831		(1,003)	(20.8)

Interest expenses	￦	607	￦	1,001		394	64.9
Loss on foreign currency transactions		2,506		1,595		(911)	(36.3)
Loss on foreign currency translations		969		706		(263)	(27.4)
Loss on derivatives transactions		690		320		(370)	(53.6)
Loss on valuations of derivatives		193		77		(116)	(60.1)
Loss on disposal of trade accounts and notes receivable		64		85		21	32.8
Loss on disposal of financial assets at fair value through profit or loss		18		13		(5)	(27.8)
Loss on valuations of financial assets at fair value through profit or loss		698		51		(647)	(92.7)
Loss on valuations of financial liabilities at fair value through profit or loss		—		306		306	N.A. (1)
Others		58		48		(10)	(17.2)

Total finance costs	￦	5,804	￦	4,203		(1,601)	(27.6)

(1)	N.A. means not applicable.

We recognized net loss on valuation of financial assets at fair value through profit or loss of Won 600 billion in 2022 compared to net gain on valuation of financial assets at fair value through profit or loss of Won 521 billion in 2023. In 2022, we recognized such net loss primarily due to a temporary increase in volatility of the money markets in Korea in 2022 that resulted in a decrease in the valuation of our short-term financial assets. In 2023, we recognized such net gain as interest rates stabilized.

Our interest income increased by 103.3%, or Won 502 billion, from Won 247 billion in 2022 to Won 502 billion in 2023 primarily due to a general increase in interest rates in Korea and abroad as well as an increase in our average balance of interest-earning financial assets.

Our net loss on foreign currency translation increased by 55.2%, or Won 147 billion, from Won 266 billion in 2022 to Won 413 billion in 2023, as the Won depreciated against the U.S. dollar at year-end in 2022 and further depreciated (to a lesser extent) at year-end in 2023. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from Won 1,185.5 to US$1.00 as of December 31, 2021 to Won 1,267.3 to US$1.00 as of December 31, 2022, and further depreciated to Won 1,289.4 to US$1.00 as of December 31, 2023. In addition, we recognized net loss on foreign currency transactions of Won 222 billion in 2022 compared to net gain on foreign currency transactions of Won 66 billion in 2023, as the average value of the Won against the U.S. dollar depreciated in 2022 and further depreciated (to a lesser extent) in 2023. The Market Average Exchange Rate, which was Won 1,144.4 to US$1.00 as of December 31, 2021, depreciated during 2022 to an average of Won 1,292.0 to US$1.00 in 2022 and further depreciated during 2023 to an average of Won 1,305.4 to US$1.00 in 2023. Against such fluctuations, our net gain on valuation of derivatives increased by 77.1%, or Won 54 billion, from Won 70 billion in 2022 to Won 124 billion in 2023, and our net gain on transactions of derivatives decreased by 91.4%, or Won 137 billion, from Won 150 billion in 2022 to Won 13 billion in 2023.

Our interest expenses increased by 64.9%, or Won 394 billion, from Won 607 billion in 2022 to Won 1,001 billion in 2023 primarily due to a general increase in interest rates in Korea and abroad as well as an increase in our average balance of interest-bearing financial liabilities.

We recognized net gain on valuation of financial liabilities at fair value through profit or loss of Won 86 billion in 2022 compared to net loss on valuation of financial liabilities at fair value through profit or loss of Won 306 billion in 2023. In 2022, we recognized such net gain as interest rates in Korea steadily increased throughout the year, which in turn resulted in a gain on valuation of financial liabilities. In 2023, we recognized such net loss as interest rates stabilized.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes decreased by 34.9%, or Won 1,412 billion, from Won 4,047 billion in 2022 to Won 2,635 billion in 2023.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair value adjustments, elimination of inter-segment losses (profits), income tax expense and basis difference, and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Steel Segment	￦	1,712	￦	1,241	￦	(471)	(27.5)
Green Infrastructure Business — Trading Segment		716		724		8	1.1
Green Infrastructure Business — Construction Segment		138		183		45	33.0
Green Infrastructure Business — Logistics and Others Segment		103		171		68	66.0
Green Materials and Energy Segment		109		(236)		(345)	N.A.	(2)
Others Segment		(1,087)		827		1,914	N.A.	(2)
Goodwill and corporate fair value adjustments		(69)		172		241	N.A.	(2)
Elimination of inter-segment losses (profits)		1,938		(1,238)		(3,176)	N.A.	(2)
Income tax expense		454		789		335	73.9
Basis difference adjustments (1)		33		0		(33)	(99.2)

Profit before income taxes	￦	4,047	￦	2,635		(1,412)	(34.9)

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

Income Tax Expense

Our income tax expense increased by 71.0%, or Won 328 billion, from Won 462 billion in 2022 to Won 789 billion in 2023, despite a decrease in profit before income tax. Our effective tax rate increased from 11.4% in 2022 to 30.0% in 2023. See Note 36 to the Consolidated Financial Statements.

In 2022, our effective tax rate of 11.4% was lower than the statutory rate of 26.4% primarily due to: (i) an increase in income tax benefit related to investments in subsidiaries, associates and joint ventures from Won 112 billion in 2021 to Won 413 billion in 2022 (that resulted in a decrease in effective tax rate of 9.0%) in connection with recognition of deferred tax assets that were previously not recognized due to disposal of certain subsidiaries and associates and (ii) the effect of tax rate change of Won 181 billion in 2022 (that resulted in a decrease in effective tax rate of 4.5%) due to a revision of tax law. In 2023, our effective tax rate of 30.0% was higher than the statutory rate of 26.4% primarily due to Won 151 billion of income tax expense resulting from tax audits of us and our subsidiaries.

Profit

Due to the factors described above, our profit decreased by 48.5%, or Won 1,740 billion, from Won 3,586 billion in 2022 to Won 1,846 billion in 2023. Our profit margin decreased from 4.2% in 2022 to 2.4% in 2023.

Operating Results — 2021 Compared to 2022

For a discussion of our operating results of 2021 compared to 2022, please see “Item 5.A. Operating Results — Operating Results — 2021 Compared to 2022” of our Form 20-F for the fiscal year ended December 31, 2022, which we filed with the Securities and Exchange Commission on April 28, 2023.

Item 5.B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	(In billions of Won)
Net cash provided by operating activities	￦	6,259	￦	6,187	￦	6,168
Net cash used in investing activities		(5,584)		(4,220)		(7,388)
Net cash provided by (used in) financing activities		(769)		1,319		(179)
Effect of exchange rate fluctuation on cash held		113		(9)		17
Net increase in cash and cash equivalents		20		3,278		(1,382)
Cash and cash equivalents at beginning of the period		4,756		4,776		8,053
Cash and cash equivalents at end of the period		4,776		8,053		6,671

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we also use cash for repurchases of our shares as well as investments related to our diversification efforts.

Net cash used in investing activities was Won 5,584 billion in 2021, Won 4,220 billion in 2022 and Won 7,388 billion in 2023. Our cash outflows for acquisition of property, plant and equipment were Won 3,069 billion in 2021, Won 4,928 billion in 2022 and Won 6,733 billion in 2023. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 10.8 trillion in 2024, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net acquisitions of short-term financial instruments of Won 1,461 billion in 2021, and we had net proceeds from disposal of short-term financial instruments of Won 2,213 billion in 2022 and Won 344 billion in 2023.

In our financing activities, we used cash of Won 3,720 billion in 2021, Won 4,138 billion in 2022 and Won 4,461 billion in 2023 for repayments of borrowings. We used cash of Won 1,311 billion in 2021, Won 1,218 billion in 2022 and Won 815 billion in 2023 for payments of cash dividends. In 2023, we also used Won 340 billion for repayment of hybrid bonds. In April 2020, we entered into a trust contract to engage in repurchases of our shares until April 2021 for up to Won 1.0 trillion. The trust contract was terminated in April 2021, and we used cash of Won 117 billion in the first quarter of 2021 for acquisition of treasury shares prior to such termination. We did not acquire any treasury shares in 2022 and 2023.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including raw materials purchase obligations and long-term shipping service contracts, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 39 to the Consolidated Financial Statements. Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2023, 43 million tons of iron ore and 15 million tons of coal remained to be purchased under long-term contracts.

In addition, POSCO entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. In order to compensate for a decrease in purchase volume in 2023, POSCO has agreed to purchase 190 thousand tons of LNG after completion of such 20-year term, from September 2025 to December 2026. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling.

POSCO International Singapore Pte Ltd. (“POSCO International Singapore”) entered into a purchase agreement with Cheniere Marketing, LLC to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026, with an option to extend the agreement for five years. The purchase price is subject to adjustments based on the U.S. Henry Hub Natural Gas Spot Price. POSCO entered into an agreement to purchase such LNG from POSCO International Singapore.

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

Our net cash provided by operating activities decreased by 0.3%, or Won 19 billion, from Won 6,187 billion in 2022 to Won 6,168 billion in 2023. Our profit decreased from Won 3,586 billion in 2022 to Won 1,846 billion in 2023. In addition, we recognized (i) cash inflow related to decrease in trade accounts and notes receivable of Won 532 billion in 2022 compared to cash outflow related to increase in trade accounts and notes receivable of Won 983 billion in 2023 and (ii) cash inflow related to increase in other payables of Won 612 billion in 2022 compared to cash outflow related to decrease in other payables of Won 302 billion in 2023. However, our cash used for income tax payments decreased significantly from Won 2,774 billion in 2022 to Won 727 billion in 2023, and we recognized cash outflow related to build up of our inventories of Won 195 billion in 2022 compared to cash inflow related to reduction of our inventories of Won 1,313 billion in 2023, which in turn positively impacted our net cash provided by operating activities and significantly offset the negative impacts on cash flows described above.

We had net proceeds from borrowings, after adjusting for repayments of borrowings, of Won 639 billion in 2021, Won 416 billion in 2022 and Won 3,356 billion in 2023. We had net repayment of short-term borrowings, after deducting for proceeds of short-term borrowings, of Won 330 billion in 2021, net proceeds from short-term borrowings, after adjusting for repayment of short-term borrowings, of Won 1,765 billion in 2022 and net repayment of short-term borrowings, after adjusting for proceeds of short-term borrowings, of Won 2,524 billion in 2023. Long-term borrowings, excluding current installments, were Won 12,911 billion as of December 31, 2021, Won 12,390 billion as of

December 31, 2022 and Won 15,011 billion as of December 31, 2023. Total short-term borrowings and current installments of long-term borrowings were Won 8,830 billion as of December 31, 2021, Won 11,916 billion as of December 31, 2022 and Won 10,959 billion as of December 31, 2023.

We periodically increase our short-term borrowings and adjust our long-term borrowings depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Notes 17 and 23 to the Consolidated Financial Statements. We continually take into consideration various factors when meeting our financial requirements, including financial market conditions, specific funding needs at a given time, and hedging requirements to address our market risks such as exchange rate risk and interest rate risk. From time to time, we also generate cash from the sale of our treasury shares. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount by our total equity, was 31.01% as of December 31, 2021, 27.93% as of December 31, 2022 and 32.38% as of December 31, 2023.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 26,148 billion as of December 31, 2021, Won 24,808 billion as of December 31, 2022 and Won 24,264 billion as of December 31, 2023. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 4,775 billion as of December 31, 2021, Won 8,053 billion as of December 31, 2022 and Won 6,671 billion as of December 31, 2023. As of December 31, 2023, we held approximately 60% of such cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Our holdings of other receivables and other short-term financial assets were Won 15,552 billion as of December 31, 2021, Won 13,023 billion as of December 31, 2022 and Won 13,351 billion as of December 31, 2023. As of December 31, 2023, approximately 18% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 4,000 billion as of December 31, 2023, Won 34 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Our cash outflows for acquisition of property, plant and equipment were Won 3,069 billion in 2021, Won 4,928 billion in 2022 and Won 6,733 billion in 2023. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 10.8 trillion in 2024, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products, improvements in the efficiency of older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel businesses. The following table sets out the major items of our capital expenditures as of December 31, 2023:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2023
		(In billions of Won)
Sealing of raw material yards and other rationalization projects	August 2027	￦	3,390	￦	2,488
Construction of salt water lithium commercialization plant — stages one and two	June 2025		2,547		1,321
Construction of no. 6 coke plant at Pohang Works	August 2025		1,538		176
Construction of lithium ore commercialization plant	September 2024		1,098		249
Construction of cathode material plant in Canada — stage two	May 2027		1,001		932
Construction of cathode material plant in Canada — stage one	March 2025		919		432
Construction of electric steel production facilities at Gwangyang Works	December 2025		909		198
Construction of Gwangyang LNG terminal	July 2026		867		753

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain research and development programs to carry out basic research and applied technology development activities. As of December 31, 2023, POSCO Technical Research Laboratories, which engages in research and development efforts primarily in the areas of advanced steel manufacturing technologies, employed 881 personnel, including 473 researchers. In 2022, we also launched our New Experience of Technology Hub that focuses on research and development relating to (i) artificial intelligence, (ii) raw materials for rechargeable batteries and (iii) hydrogen and other environmentally-friendly energy solutions. As of December 31, 2023, our New Experience of Technology Hub employed 303 personnel, including 157 researchers.

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

Our research and development program has filed 47,347 industrial rights applications relating to steel-making technology, 11,394 of which were registered as of December 31, 2023, and has successfully applied many of these to the improvement of our manufacturing process. In addition, our research and development program has filed 2,224 industrial rights applications relating to green materials technology, 1,388 of which were registered as of December 31, 2023.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our board consists of four Inside Directors and six Outside Directors. Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications, and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Inside Director (“Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Pursuant to the Korean Commercial Act and our articles of incorporation, any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following special committees:

•	the ESG Committee;

•	the CEO Candidate Pool Management Committee;

•	the Director Candidate Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance Committee; and

•	the Audit Committee.

Our board committees are described in greater detail below under “— Item 6.C. Board Practices.”

Under the Commercial Code and our articles of incorporation, one Chairman should be elected among the Outside Directors and several Representative Directors may be elected among the Inside Directors by our board of directors’ resolution.

Inside Directors

As of March 31, 2024, our Inside Directors are as follows:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Chang, In-Hwa	Chief Executive Officer and Representative Director	—	—	68	March 2027
Jeong, Ki-Seop	Representative Director and President	Chief Strategy Officer, POSCO HOLDINGS INC.	1	62	March 2025
Kim, Jun-Hyung	Senior Executive Vice President	Head of Green Materials and Energy Business Office, POSCO HOLDINGS INC.	—	61	March 2025
Kim, Ki-Soo	Senior Executive Vice President	Head of POSCO N.EX.T Hub and Chief Technology Officer, POSCO HOLDINGS INC.	—	58	March 2025

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA. As of March 31, 2024, our Outside Directors are as follows:

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Yoo, Young-Sook	Chairperson	Former Minister, Ministry of Environment	3	68	March 2027
Kwon, Tae-Kyun	Director	Former Korean Ambassador to the United Arab Emirates	3	68	March 2027
Yoo, Jin-Nyoung	Director	Chief Executive Officer, Angel 6+	2	66	March 2025
Sohn, Sung-Kyu	Director	Professor, Yonsei University School of Business	2	64	March 2025
Kim, Joon-Gi	Director	Professor, Yonsei University Law School	1	58	March 2026
Park, Sung-Wook	Director	Chairman, National Academy of Engineering of Korea	—	66	March 2027

The term of office of the Director elected in March 2024 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of April 3, 2024:

Name	Position	Responsibility and Division	Age

Lee, Ju-Tae	Executive Officer	Head of Corporate Strategy Team	60

Yoon, Young-Ju	Executive Officer	Chief of Battery Materials Business Management Team	55

Choi, Tae-Hwan	Executive Officer	Chief of Infrastructure Business Management Team	53

Chun, Sung-Lae	Executive Officer	Head of Carbon Neutral Team	60

Kim, Hee	Executive Officer	Chief of Carbon Neutral Strategy Team	56

Lee, Won-Chul	Executive Officer	Chief of Steel Business Management Team	57

Kim, Seung-Jun	Executive Officer	Head of Finance Investor Relations Team	56

Kim, Young-Kyu	Executive Officer	Chief of Finance Team	56

Han, Young-Ah	Executive Officer	Chief of Investor Relations Team	52

Lee, Sung-Wook	Executive Officer	Head of Corporate Compliance and Ethics Team	59

Shin, Kun-Chul	Executive Officer	Chief of Corporate Audit Team	57

Kim, Kyung-Han	Executive Officer	Head of Communication Team	58

Han, Mi-Hyang	Executive Officer	Chief of Public Relations Team	56

Song, Jong-Chan	Executive Officer	Chief of Business Cooperation Team	57

Lee, Jae-Wan	Executive Officer	Chief of Global Relations Team	56

Lee, Yu-Kyung	Executive Officer	Head of Corporate Management Team	56

Park, Byoung-Jik	Executive Officer	Chief of Top Talents Management Team	55

Lee, Sung-Won	Executive Officer	Head of Lithium Business Team	57

Lee Jae-Young	Executive Officer	Head of Ni & Next Generation Business Team	53

Hwang, Chang-Hwan	Executive Officer	Head of Investment Planning & Engineering Team	55

Um, Kyung-Keun	Executive Officer	Head of POSCO Group Technology Strategy Team	53

Kim, Keun-Hwan	Executive Officer	Head of New Technology Business Team	54

Kim, Yong-Soo	Executive Officer	Head of AI & Robotics Convergence R&D Laboratories	54

Hong, Young-Jun	Executive Officer	Head of LiB Materials R&D Laboratories	58

Kim, Jung-Young	Executive Officer	Head of N.EX.T Hub Construction TF Team	62

Kim, Kyeong-Chan	Executive Officer	President, POSCO-America	55

Kim, Kwang-Bok	Executive Officer	President, POSCO-Argentina	60

Lee, Sang-Ryong	Executive Officer	Head of CP1 Construction Office, POSCO-Argentina	58

Lee, Sang-Min	Executive Officer	Head of CP2 Project Argentina, POSCO-Argentina	59

Oh, Jae-Hoon	Executive Officer	Head of Production & Technology Office, POSCO-Argentina	57

Kim, Sung-Tae	Executive Officer	Head of Corporate Planning Office, POSCO-Argentina	50

Ha, Dae-Ryong	Executive Officer	President, POSCO-Europe	60

Na, Seung-Min	Executive Officer	Dispatch to the World Steel Association, POSCO-Europe	50

Song, Kyung-Hwa	Executive Officer	Director, PT. Nicole Metal Industry	62

Kim, Ji-Yong	Executive Officer	Senior Corporate Advisor	62

Item 6.B. Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors remuneration approved by the annual general meeting of shareholders. In addition, executive officers’

compensation is paid in accordance with standards decided by the board of directors. In 2023, the aggregate compensation paid and accrued to our Directors and executive officers was approximately Won 28.0 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was Won 5.8 billion.

Among those who received total annual compensation exceeding Won 500 million in 2023, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2023

		(In millions of Won)

Choi, Jeong-Woo	Former Chief Executive Officer and Representative Director	￦ 3,441

Chon, Jung-Son	Former Representative Director and President	2,413

Chung, Chang-Hwa	Former Senior Executive Vice President	2,387

Yoo, Byeong-Og	Former Senior Executive Vice President; Chief Executive Officer, POSCO Future M	1,430

Oh, Seok-Keun	Former Senior Executive Vice President	1,150

Item 6.C. Board Practices

ESG Committee

The ESG Committee is composed of three Outside Directors, Kwon, Tae-Kyun; Yoo, Young-Sook; and Yoo, Jin-Nyoung; and one Inside Director, Kim, Jun-Hyung. The ESG Committee oversees decisions with respect to our ESG policies, including policies related to environment, climate change, low carbon and governance. It also reviews operational matters of our board of directors and special committees, reviews plans related to safety and health, and manages and monitors ESG activities.

CEO Candidate Pool Management Committee

The CEO Candidate Pool Management Committee is composed of all of our six Outside Directors, Yoo, Young-Sook; Kwon, Tae-Kyun; Yoo, Jin-Nyoung; Sohn, Sung-Kyu; Kim Joon-Gi; and Park, Sung-Wook. The CEO Candidate Pool Management Committee reviews qualifications of the CEO candidates recommended by our board of directors and executive search firm, approves candidate pooling outcomes and talent development program for prospective candidates and assesses the results of prospective candidate development program.

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Yoo, Jin-Nyoung; Sohn, Sung-Kyu; and Park, Sung-Wook. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Kim Joon-Gi; Yoo, Young-Sook; Kwon, Tae-Kyun; and Sohn, Sung-Kyu. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance Committee

The Finance Committee is composed of three Outside Directors; Kim Joon-Gi; Kwon, Tae-Kyun; Sohn, Sung-Kyu; and one Inside Director, Jeong, Ki-Seop. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Sohn, Sung-Kyu; Yoo, Jin-Nyoung; and Park, Sung-Wook.

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

Item 6.D.  Employees

As of December 31, 2023, we had 44,501 employees, including 43,804 persons employed by our subsidiaries, as reported to the Korea Fair Trade Commission pursuant to its guidelines for such year. Of the total number of employees, approximately 75% are technicians and skilled laborers and 25% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 38,333 employees as of December 31, 2022 and 36,096 employees as of December 31, 2021, as reported to the Korea Fair Trade Commission pursuant to its guidelines for such years.

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

As of December 31, 2023, our employees owned, through our employee stock ownership association, approximately 1.62% of our common stock in their employee accounts.

Item 6.E. Share Ownership

The persons who are currently our Directors or executive officers held, as a group, 10,840 common shares as of April 10, 2024. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Chang, In-Hwa	630
Jeong, Ki-Seop	410
Kim, Jun-Hyung	149
Kim, Ki-Soo	569
Lee, Ju-Tae	1,527
Lee, Sung-Wook	402
Chun, Sung-Lae	410
Ha, Dae-Ryong	485
Kim, Kyung-Han	169
Kim, Kwang-Bok	155
Choi, Tae-Hwan	28
Kim, Hee	564
Lee, Won-Chul	434
Kim, Seung-Jun	131
Han, young-Ah	587
Lee, Jae-Wan	132
Shin, Kun-Chul	170
Lee, Yu-Kyung	596
Lee, Sung-Won	24
Lee Jae-Young	335
Kim, Keun-Hwan	383
Kim, Jung-Young	169
Kim, Kyeong-Chan	131
Lee, Sang-Min	221
Lee, Sang-Ryong	50
Kim, Sung-Tae	43
Na, Seung-Min	10
Song, Kyung-Hwa	297
Kim, Ji-Yong	1,629

Total	10,840

Item 6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2023.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	5,393,999	6.38%
BlackRock Fund Advisors (1) (2) (3)	4,206,522	4.97
Nippon Steel Corporation (1)	2,894,712	3.42
Pohang University of Science and Technology	1,981,047	2.34
The Government of Singapore (4)	1,759,571	2.08
Treasury shares	8,695,023	10.28
Others	59,640,356	70.53

Total issued shares of common stock	84,571,230	100.00%

(1)	Includes ADRs.

(2)	Includes shares held by subsidiaries and others.

(3)	The number of shares owned by the shareholder is based on the status report of large-scale shareholders filed with the Korea Exchange.

(4)	Includes shares held by GIC Private Limited.

As of December 31, 2023, there were 5,107,574 shares of common stock outstanding in the form of ADRs, representing 6.04% of the total issued shares of common stock.

Item 7.B. Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our subsidiaries and affiliated companies. See Notes 38 and 39 to the Consolidated Financial Statements.

As of December 31, 2021, 2022 and 2023, we had no loans outstanding to our executive officers and Directors.

Item 7.C. Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F 1 through F-141.

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

Loans to Daewoo Motors India Guaranteed by Predecessor of POSCO International

In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO International), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO International). The total claim amount is 4.46 billion Indian Rupees, and POSCO International recognized provision of Won 4.2 billion relating to its portion of the guarantee alleged by Industrial Development Bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO International’s provision is classified as a non-current liability as of December 31, 2023.

Legal Proceedings Related to the Songdo Project

In March 2019, affiliates of Gale Investments Company, LLC, a former joint venture partner of POSCO E&C in the urban planning and development project in Songdo International City in Incheon (the “Songdo Project”), filed a claim in the United States District Court for the Southern District of New York and filed a request for arbitration pursuant to the rules of the International Court of Arbitration of the International Chamber of Commerce (“ICA”) against POSCO E&C, claiming POSCO E&C wrongfully seized and sold certain properties of the claimants. In December 2013, POSCO E&C and one of the claimants entered into a series of loan facility agreements with several lenders to finance the Songdo Project, with their respective stakes in the joint venture pledged as collateral. The loan facility agreements entitled POSCO E&C to certain subrogation rights related to guaranteeing the obligations of the claimant to repay the principal amounts of the loans. In 2017, upon default of certain series of the loans, POSCO E&C exercised such subrogation rights, claimed the pledged assets of the claimant and sold such assets. The claimants claimed damages of approximately US$2.3 billion allegedly resulting from POSCO E&C’s purported wrongful seizure and sale of such properties as well as alleged overcharges made by POSCO E&C while serving as the construction contractor for the Songdo Project. The claim in the United States District Court for the Southern District of New York was dismissed in November 2020, and the ICA dismissed all claims against POSCO E&C in October 2022.

In September 2023, however, one of the claimants filed a claim against POSCO E&C in the Seoul Central District Court, claiming that it is entitled to damages of Won 20 billion. The basis of the claim is substantially similar to those made in the ICA arbitration proceeding described above. POSCO E&C intends to vigorously defend against such lawsuit.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 84,571,230 shares of common stock were issued as of December 31, 2023. Of these shares and as of such date, 75,876,207 shares were outstanding and 8,695,023 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2019	4,000	6,000	10,000
2020	4,500	3,500	8,000
2021	5,000	12,000	17,000
2022	2,000	10,000	12,000
2023	2,500	7,500	10,000

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

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2023, there were 5,107,574 shares of common stock outstanding in the form of ADSs, representing 6.04% of the total issued shares of common stock.

Item 9.B. Plan of Distribution

Not applicable

Item 9.C. Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D. Selling Shareholders

Not applicable

Item 9.E. Dilution

Not applicable

Item 9.F. Expenses of the Issuer

Not applicable

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2023, 84,571,230 Common Shares were issued, of which 8,695,023 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the record date as determined by a board resolution. In addition, we may declare quarterly dividends pursuant to a board resolution each fiscal year to the eligible shareholders recorded as of the end of March, June and September of the relevant fiscal year. We may distribute the annual dividend in cash, Shares or other form of property. However, we may distribute the quarterly dividend only in cash. A dividend of Shares must be distributed at par value and may not exceed 100% of the dividends declared each fiscal year in the aggregate; provided, however, that such dividend is required to be limited to half of the aggregate dividend amount if the market price of the Common Shares is lower than the par value of the Common Share. We have no obligation to pay any dividend unclaimed for five years from the payment date.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2023, our employees owned, through our employee stock ownership association, approximately 1.62% of our common stock in their employee accounts.

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

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers or by notices to be posted on the electronic disclosure database system maintained by the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Preferred Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings. Our general meetings of shareholders are held either in Seoul, Pohang, where our registered main office is located, or at a near-by place if necessary.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal. The acquisition of the shares by a foreigner must be immediately reported by the foreigner or his standing proxy in Korea to the Governor of the Financial Supervisory Service (“Governor”).

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

Acquisition or sale of shares outside the Korea Exchange by a foreign investor must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of shares of certain public service corporations for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license (including domestic branches of foreign financial investment companies) and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.18% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

For purposes of this summary, a “U.S. holder” is a beneficial owner of a share of common stock or ADS that is:

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

Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 or 2023 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2024 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common stock or ADSs. Accordingly, we could be classified as a PFIC in the current or a future taxable year, and that possibility may be increased significantly by market volatility or a decline in the price of our common stock or ADSs.

If we are classified as a PFIC in any taxable year during which you hold our common stock or ADSs, you could be subject to a special tax at ordinary income rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your common stock or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you held the common stock or ADSs. Classification as a PFIC may also have other adverse consequences, including, in the case of individuals, the denial of a step-up in the basis of your common stock or ADSs at death. Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2023 taxable year and that we will not become a PFIC in the current or any future year.

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

The U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 or 2023 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2024 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend or capital gains withholding tax paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on dividends or gains will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends or gains is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean dividend or capital gains tax is not a creditable tax for a U.S. holder or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes.

Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares of common stock or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if any withholding tax on gains qualifies as a creditable tax, you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares of common stock or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year.

Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws the temporary guidance. You should consult your own tax advisors regarding the application of these rules to your particular situation.

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

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you provide an accurate taxpayer identification number and make any other required certification or otherwise establish an exemption. Holders that are not “United States persons” (as defined in the Internal Revenue Code of 1986, as amended) generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recognized net gain on valuation of derivatives of Won 270 billion and net loss on derivatives transactions of Won 95 billion in 2021, net gain on derivatives transactions of Won 150 billion and net gain on valuation of derivatives of Won 70 billion in 2022, and net gain on valuation of derivatives of Won 124 billion and net gain on derivatives transactions of Won 13 billion in 2023.

Exchange Rate Risk

Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of our exports are denominated in U.S. dollars. Japan is also an important market for us, and we derive significant cash flow denominated in Yen. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, which represent a substantial sum and are mostly denominated in U.S. dollars, relate primarily to imported raw material costs and freight costs. Foreign currency-denominated liabilities relate primarily to foreign currency-denominated debt.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Years Ended December 31,
	2021				2022				2023
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
U.S. dollars	￦	(264)	￦	264	￦	(344)	￦	344	￦	(617)	￦	617
Euro		(200)		200		(186)		186		(234)		234
Japanese Yen		(39)		39		14		(14)		8		(8)

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

	For the Years Ended December 31,
	2021				2022				2023
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
Increase or decrease in annual profit and net equity	￦	(64)	￦	64	￦	(82)	￦	82	￦	(77)	￦	77

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

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2023 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
													December 31, 2023
	2024		2025		2026		2027		2028		Thereafter		Total		Fair Value

	(In billions of Won except rates)
Local currency:
Fixed rate	￦	2,359	￦	1,761	￦	2,066	￦	379	￦	825	￦	869	￦	8,259	￦	8,246
Average weighted rate (1) .		2.25%		3.71%		3.46%		3.41%		4.08%		3.28%		3.26%
Variable rate		1,021		70		38		82		—		271		1,482		1,482
Average weighted rate (1)		5.33%		5.57%		5.39%		3.86%		—		5.32%		5.26%

Sub-total		3,380		1,831		2,104		461		825		1,140		9,741		9,728

Foreign currency, principally U.S. dollars and Yen:
Fixed rate	￦	3,360	￦	1,976	￦	2,691	￦	561	￦	1,121	￦	385	￦	10,094	￦	10,028
Average weighted rate (1)		1.65%		3.89%		1.97%		3.72%		5.81%		5.91%		3.03%
Variable rate		2,585		2,147		641		123		—		657		6,153		6,151
Average weighted rate (1)		6.93%		2.46%		0.20%		0.03%		—		0.36%		3.83%

Sub-total		5,945		4,123		3,332		684		1,121		1,042		16,247		16,179

Total	￦	9,325	￦	5,954	￦	5,436	￦	1,145	￦	1,946	￦	2,182	￦	25,988	￦	25,907

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2023, we received approximately $2.0 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the

Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

c. Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp., on the effectiveness of our internal control over financial reporting as of December 31, 2023 is included in Item 18 of this Form 20-F.

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

Item 16.B. Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B. of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Ethics, applies to our chief executive officer and chief financial officer, as well as to our directors, other officers and employees. Our Code of Ethics is available on our website at http://www.posco-inc.com. If we amend the provisions of our Code of Ethics that apply to our chief executive officer or chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16.C.  Principal Accountant Fees and Services

Our independent registered public accounting firm is KPMG Samjong Accounting Corp. The auditor location is Seoul, Republic of Korea, and the auditor firm ID is 1357.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal years ended December 31, 2022 and 2023:

	For the Year Ended December 31,
	2022		2023

	(In millions of Won)
Audit fees	￦	8,916	￦	12,221
Audit-related fees		1,358		341
Tax fees		1,408		1,684
Other fees		2,079		3,149

Total fees	￦	13,761	￦	17,395

Audit fees in 2022 and 2023 as set forth in the above table are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.

Audit-related fees in 2022 and 2023 as set forth in the above table are fees billed by KPMG for audits and reviews of carveout and combined financial statements, issuing comfort letters in connection with our securities offering and agreed-upon procedures related to the vertical spin-off of POSCO.

Tax fees in 2022 and 2023 as set forth in the above table are fees billed by KPMG for our tax compliance and tax planning, as well as compliance related to transfer pricing.

Other fees in 2022 and 2023 as set forth in the above table are fees billed by KPMG in connection with statutory audits unrelated to the audit of our annual financial statements.

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

Item 16.D.  Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during 2023:

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

On December 19, 2023, our Audit Committee approved the appointment of Ernst & Young Han Young as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2024, 2025 and 2026, subject to the completion of the consolidated financial statements for the fiscal year ending December 31, 2023, and, in effect, dismissed KPMG Samjong Accounting Corp., our former principal accountant (including for the fiscal years ended December 31, 2021, 2022 and 2023). Pursuant to such approval, Ernst & Young Han Young was engaged on January 11, 2024 as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. KPMG Samjong Accounting Corp. will be dismissed effective upon completion of its audit of our financial statements as of and for the year ended December 31, 2023 and the issuance of its report thereon.

The decision of our Audit Committee to dismiss KPMG Samjong Accounting Corp., and to appoint Ernst & Young Han Young, as our principal accountant to audit our financial statements prepared in accordance with IFRS, as issued by the IASB, was largely driven by the Securities and Futures Commission’s designation of Ernst & Young Han Young as our external auditor in November 2023 pursuant to the requirement of the amended Act on External Audit of Stock Companies, which became effective in November 2018. The Act on External Audit of Stock Companies, as amended, requires that a publicly listed Korean company that has been audited by an external auditor of its choice for six consecutive years change its external auditor to one designated by the Securities and Futures Commission for a period of three consecutive years.

KPMG Samjong Accounting Corp.’s reports on our consolidated financial statements for each of the two most recent fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through April 29, 2024, there were: (i) no disagreements between us and KPMG Samjong Accounting Corp. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Samjong Accounting Corp., would have caused KPMG Samjong Accounting Corp. to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through April 29, 2024, neither we nor anyone on our behalf consulted Ernst & Young Han Young regarding either (i) the application of IFRS as issued by the IASB to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that Ernst & Young Han Young concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue under IFRS, as issued by the IASB) or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item 16F to KPMG Samjong Accounting Corp. and requested that KPMG Samjong Accounting Corp. furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG Samjong Accounting Corp.’s letter dated April 29, 2024 is filed as Exhibit 15.1 to this annual report for the fiscal year ended December 31, 2023.

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and six out of 10 directors are Outside Directors. Under our articles of incorporation, we may have up to five Inside Directors and eight Outside Directors.

Nomination/Corporate Governance Committee

A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have not established a separate nomination corporate governance committee. However, we maintain (i) a CEO Candidate Pool Management Committee composed of all of our six Outside Directors and (ii) a Director Candidate Recommendation Committee composed of three Outside Directors.

NYSE Corporate Governance Standards	POSCO HOLDINGS INC.’s Corporate Governance Practice

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

We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee

Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee comprised of three Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have an Employee Stock Ownership Program. Matters related to the Employee Stock Ownership Program are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings

Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Our board of directors is generally authorized to issue new shares, subject to certain limitations as provided by our articles of incorporation.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter setting forth our practices with respect to relevant corporate governance matters. Our Corporate Governance Charter is in compliance with Korean law but does not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Charter is available on our website at http://www.posco-inc.com.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics is available on our website at http://www.posco-inc.com.

Item 16.H.  Mine Safety Disclosure

Not applicable

Item 16.I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 16.J.  Insider Trading Policies

Not applicable

Item 16.K.  Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats as part of our overall enterprise risk management system and processes. Our enterprise risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. Our cybersecurity risk management practices include development, implementation, and improvement of policies and procedures to safeguard information and ensure availability of critical data and systems.

We understand the importance of preserving trust and protecting personal information. To assist us, we have a cybersecurity governance framework in place, which is designed to protect information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. The program is built upon a foundation of advanced security technology and overseen by an experienced and trained team of experts with substantial knowledge of cybersecurity best practices. Our cybersecurity program consists of controls designed to identify, protect against, detect, respond to and recover from information and cybersecurity incidents. Our framework leverages International Organization for Standardizations (ISO) 27001 standards for general information technology controls. Key components of our cybersecurity risk management processes include the following:

•

Asset analysis: Identify information assets, including information and information systems related to our business, and evaluate their value by considering the impact that loss of confidentiality, integrity and availability of the assets may have on the company.

•	Threat analysis: Identify threats to assets and measure the likelihood of occurrence through interviews and due diligence.

•	Vulnerability analysis: Analyze the extent to which assets are vulnerable to identified threats through interviews or due diligence.

•

Risk assessment: Assess the risk level based on identified assets, threats and vulnerabilities and identify existing protection measures. Evaluate risk by categorizing threats, vulnerabilities and risk levels for each identified asset.

•	Risk treatment: Based on the risk assessment results, implement measures to mitigate risks to an acceptable level.

We maintain an in-house IT service management system, and we conduct technical security review during the designing stage of our system development. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including multifactor authentication on all critical systems, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing and identity management systems. Our platform includes a host of encryption, antivirus, multi-factor authentication, firewall and patch-management technologies designed to protect and maintain the systems and computers across our business.

Our cybersecurity team regularly tests our controls through penetration testing, vulnerability scanning and attack simulation. We conduct risk assessments periodically to identify threats and vulnerabilities, and then determine the likelihood and impact for each risk using a qualitative risk assessment methodology. Risks are identified from various sources, including vulnerability scans, penetration tests, vendors risk assessments, product and services audits, internal compliance assessments and threat-hunting operations. We monitor our infrastructure and applications to identify evolving cyber threats, scan for vulnerabilities and mitigate risks. We also operate an integrated security control room through a third-party company, through which we detect and defend against hacking attacks from outside in real time.

We also maintain a robust cybersecurity incident response plan, which provides a framework for handling cybersecurity incidents based on the severity of the incident and facilitates cross-functional coordination across the company. Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

We value collaboration with external evaluators, consultants, auditors and other third parties to strengthen and continually improve our cybersecurity risk management processes. In connection with our cybersecurity risk management processes, we engage:

•

External evaluators and consultants: We engage external consultants from security companies to assist in the design and implementation of our cybersecurity risk assessment and management processes. In particular, they provide the expertise necessary to (i) identify and analyze new cybersecurity threats, (ii) identify and improve vulnerabilities through mock hacking and (iii) analyze and respond to new threats in real time through integrated security control.

•

Auditors: Our program includes review and assessment by external, independent third-parties, who assess and report on our internal incident response preparedness and help identify areas for continued focus and improvement. We engage in regular external audits to maintain our ISO 27001 certification, which are performed by certified auditors.

•

Third-party organizations: We collaborate with the Korea Internet & Security Agency, the National Intelligence Service and the Korea Industrial Technology Security Association, which develop and maintain cybersecurity-related standards in Korea. Guidelines and best practices from such organizations assist us in improving our cybersecurity strategies and processes.

Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third-party service providers. We have a third-party risk management program that assesses risks from service providers. Our cybersecurity risk management program includes due diligence of service providers’ information security programs. We review our service providers’ cybersecurity practices before we enter into business transactions with them, and we seek to contractually obligate them to operate their environments in accordance with strict cybersecurity standards. We also develop contingency plans for business continuity in case our service providers are subject to a cyberattack that impacts our use of their systems.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3.D. Risk Factors — Significant breaches of information security could lead to legal and financial exposure, damage to our reputation and a loss of confidence by our customers” for more information on risks from cybersecurity threats that are reasonably likely to materially affect our business strategy, results of operations and financial condition.

Governance

Management

The cybersecurity risk management processes described above are managed by the Head of Technology, who is the Chief Technology Officer of the POSCO Group and reports to our Chief Executive Officer. The Head of Technology works with our Chief Information Security Officer and chairs the Information Security Committee, which discusses the latest trends in cybersecurity, changes in expectations of our stakeholders, risks identified, security measures implemented, and effectiveness of security protocols. The Information Security Committee annually reviews and approves our cybersecurity risk management processes, including updates to our internal regulations and guidelines. Our Chief Information Security Officer is supported by the company at the highest levels and regularly engages with cross-functional teams, including Communications, Digital Technology, Human Resources and Strategic Technology.

Board of Directors

Our board of directors is committed to mitigating data privacy and cybersecurity risks and recognizes the importance of these issues as part of our risk management framework. While the board of directors maintains ultimate responsibility for the oversight of our data privacy and cybersecurity program and risks, it has delegated certain responsibilities to the ESG Committee of the board of directors. This committee-level focus on data privacy and cybersecurity allows the board to further enhance its understanding of these issues. The ESG Committee assists the board of directors in its oversight of our data privacy and cybersecurity needs by staying apprised of our data privacy and information security programs, strategy, policies, standards, architecture, processes and material risks, and overseeing responses to security and data incidents.

Our board of directors and the ESG Committee’s principal role is one of oversight, recognizing that management is responsible for the design, implementation and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks. The Head of Technology, as the chair of the Information Security Committee, provides updates to the ESG Committee on an annual basis and, as necessary, to the board of directors. These regular reports include detailed updates on our performance preparing for, preventing, detecting, responding to and recovering from cyber incidents. The Head of Technology also promptly informs and updates the ESG Committee about any information security incidents that may pose significant risk to the POSCO Group. Members of the board of directors stay apprised of the rapidly evolving cyber threat landscape and provide guidance to management as appropriate in order to address the effectiveness of our overall data privacy and cybersecurity program.

PART III

Item 17.  Financial Statements

Not applicable

Item 18. Financial Statements

Item 19.  Exhibits

1.1	—	Articles of Incorporation of POSCO HOLDINGS INC. (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares (incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Letter of KPMG Samjong Accounting Corp. dated April 29, 2024
97.1	—	Policy for the Recovery of Erroneously Awarded Compensation
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, has been formatted in Inline XBRL

*	Filed previously

(P)	Paper filing

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
POSCO HOLDINGS INC.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of POSCO HOLDINGS INC. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimated total contract costs at completion for construction contract revenue recognition related to POSCO Eco & Challenge CO., LTD (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD)
As discussed in Notes 3(“Revenue from contracts with customers”), 29 and 30 to the consolidated financial statements, the Company recognized revenue of
￦
7,855,364 million from construction contracts for the year ended December 31, 2023, for which revenue is recognized over time. Such revenue amount included revenue related to POSCO Eco & Challenge CO., LTD (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD), a subsidiary of the Company. When contract revenue and contract cost can be reliably estimated, the Company recognizes contract revenue over time based on the percentage of completion. The percentage of completion is determined based on the proportion of contract costs incurred to date, excluding contract costs incurred that do not reflect the stage of completion, to the estimated total contract costs at completion.
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

-
inspecting the supporting documentation prepared by the person in charge of construction field regarding rationale and reliability of the estimated total contract costs at completion including estimated material costs, labor costs and outsourcing costs for a selection of projects;

-
questioning the person in charge of construction field, and inspecting supporting documentation to test estimated material costs, labor costs and outsourcing costs for a selection of projects commenced in 2023;

-
questioning the Company’s finance manager and the person in charge of construction field, and inspecting documents as to the cause of any changes in estimated total contract costs at completion made during 2023 for a selection of projects; and

-
assessing the Company’s ability to accurately forecast estimated total contract costs at completion by comparing the actual total contract costs for a selection of construction contracts completed during 2023 against the estimated total contract costs at completion in prior year.

/s/ KPMG Samjong Accounting Corp.
We have served as the Company’s auditor since 2008.
Seoul, Korea
April 29, 2024

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting
To the Shareholders and Board of Directors
POSCO HOLDINGS INC.:
Opinion on Internal Control over Financial Reporting
We have audited POSCO HOLDINGS INC. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
April 29, 2024

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2022 and 2023

(in millions of Won)	Notes	December 31, 2022		December 31, 2023
Assets
Cash and cash equivalents	4,5,23	￦	8,053,108	6,670,879
Trade accounts and notes receivable, net	6,17,23,29,30,38		9,702,142	10,802,989
Other receivables, net	7,23,38		2,112,697	1,947,529
Other short-term financial assets	8, 17, 23		10,909,920	11,403,166
Inventories	9		16,133,403	14,557,419
Current income tax assets	36		243,829	101,979
Assets held for sale	10		12,003	406,945
Other current assets	16		1,075,939	840,984

Total current assets			48,243,041	46,731,890

Long-term trade accounts and notes receivable, net	6,23		24,033	42,516
Other receivables, net	7,23,38		1,520,331	1,452,445
Other long-term financial assets	8, 17, 23		2,332,538	2,708,325
Investments in associates and joint ventures	11		4,996,551	5,020,264
Investment property, net	13 ,17		1,074,031	1,616,294
Property, plant and equipment, net	14 ,17		31,781,196	35,206,248
Intangible assets, net	15		4,838,451	4,714,784
Defined benefit assets, net	21		520,659	464,758
Deferred tax assets	36		3,523,546	3,355,597
Other non-current assets	16		167,373	173,195

Total non-current assets			50,778,709	54,754,426

Total assets		￦	99,021,750	101,486,316

See accompanying notes to the consolidated financial statements.

F-
6

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2022 and 2023

(in millions of Won)	Notes	December 31, 2022		December 31, 2023
Liabilities
Trade accounts and notes payable	23,38	￦	5,520,807	5,782,825
Short-term borrowings and current installments of long-term borrowings	4,17,23		11,915,994	10,959,217
Other payables	18,23,38		2,865,868	2,737,478
Other short-term financial liabilities	19,23		106,527	163,626
Current income tax liabilities	36		502,685	319,096
Liabilities directly associated with the assets held for sale	10		5	141,890
Provisions	20		515,988	419,744
Other current liabilities	22,29 ,30		2,006,831	1,943,860

Total current liabilities			23,434,705	22,467,736

Long-term trade accounts and notes payable	23,38		15	—
Long-term borrowings, excluding current installments	4,17,23		12,389,668	15,011,162
Other payables	18,23		790,402	873,565
Other long-term financial liabilities	19,23		87,052	153,782
Defined benefit liabilities, net	21		37,707	38,754
Deferred tax liabilities	36		2,924,552	2,760,234
Long-term provisions	20		579,918	468,009
Other non-current liabilities	22		585,834	114,474

Total non-current liabilities			17,395,148	19,419,980

Total liabilities			40,829,853	41,887,716

Equity
Share capital	24		482,403	482,403
Capital surplus	24,28		1,410,288	1,672,790
Reserves	26		(443,990)	67,256
Treasury shares	27		(1,892,308)	(1,889,658)
Retained earnings			52,921,137	53,813,583

Equity attributable to owners of the controlling company			52,477,530	54,146,374
Non-controlling interests	25		5,714,367	5,452,226

Total equity			58,191,897	59,598,600

Total liabilities and equity		￦	99,021,750	101,486,316

See accompanying notes to the consolidated financial statements.

F-
7

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2021, 2022 and 2023

(in millions of Won, except per share information)	Notes	2021		2022	2023
Revenue	29,30,38	￦	76,009,201	85,003,616	77,056,549
Cost of sales	30,32,35,38		(64,154,339)	(77,321,199)	(70,639,373)

Gross profit			11,854,862	7,682,417	6,417,176
Selling and administrative expenses	31,35
Reversal of (Impairment loss) on trade accounts and notes receivable	23		(40,153)	(24,791)	17,785
Other administrative expenses	28,32		(2,209,809)	(2,479,966)	(2,669,687)
Selling expenses			(393,075)	(294,482)	(233,579)
Other operating income and expenses	34
Reversal of (Impairment loss) on other receivables	23		12,975	(9,824)	(283,699)
Other operating income			577,997	592,017	394,345
Other operating expenses	35		(1,027,492)	(1,123,685)	(904,343)

Operating profit			8,775,305	4,341,686	2,737,998
Share of profit of equity-accounted investees, net	11		649,569	676,260	269,678
Finance income and costs	23,33
Finance income			2,730,110	4,834,011	3,830,746
Finance costs			(2,765,175)	(5,804,466)	(4,202,996)

Profit before income taxes			9,389,809	4,047,491	2,635,426
Income tax expense	36		(2,213,827)	(461,534)	(789,367)

Profit			7,175,982	3,585,957	1,846,059
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			(17,886)	946	28,745
Foreign currency translation differences			38,672	(48,701)	76,433
Remeasurements of defined benefit plans	21		51,155	105,769	(118,548)
Net changes in fair value of equity investments at fair value through other comprehensive income	23		214,888	(10,076)	257,725
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			182,992	132,188	207,860
Foreign currency translation differences			347,469	52,725	34,118
Gain or losses on valuation of derivatives	23		309	1,023	(1,292)

Other comprehensive income, net of tax			817,599	233,874	485,041

Total comprehensive income		￦	7,993,581	3,819,831	2,331,100

Profit attributable to :
Owners of the controlling company		￦	6,606,728	3,157,536	1,698,202
Non-controlling interests			569,254	428,421	147,857

Profit		￦	7,175,982	3,585,957	1,846,059

Total comprehensive income attributable to :
Owners of the controlling company		￦	7,374,060	3,394,098	2,131,847
Non-controlling interests			619,521	425,733	199,253

Total comprehensive income		￦	7,993,581	3,819,831	2,331,100

Earnings per share (in Won)
Basic earnings per share (in Won)	37		87,191	41,634	22,383
Diluted earnings per share (in Won)		￦	85,240	39,296	22,383

See accompanying notes to the consolidated financial statements.

F-
8

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2022 and 2023

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

F-
9

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2021, 2022 and 2023

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

F-1
0

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2021, 2022 and 2023

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2023	￦	482,403	1,410,288	—	(443,990)	(1,892,308)	52,921,137	52,477,530	5,714,367	58,191,897
Comprehensive income:
Profit		—	—	—	—	—	1,698,202	1,698,202	147,857	1,846,059
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(83,148)	(83,148)	(35,400)	(118,548)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	225,591	—	—	225,591	11,014	236,605
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	257,122	—	603	257,725	—	257,725
Foreign currency translation differences, net of tax		—	—	—	34,118	—	—	34,118	76,433	110,551
Gain or losses on valuation of derivatives, net of tax		—	—	—	(641)	—	—	(641)	(651)	(1,292)

Total comprehensive income		—	—	—	516,190	—	1,615,657	2,131,847	199,253	2,331,100

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,698)	(151,698)	(94,690)	(246,388)
Interim dividends		—	—	—	—	—	(569,072)	(569,072)	—	(569,072)
Changes in subsidiaries		—	—	—	—	—	—	—	5,805	5,805
Changes in ownership interests in subsidiaries		—	250,363	—	—	—	—	250,363	12,383	262,746
Interest of hybrid bonds		—	—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	—	(339,837)	(339,837)
Disposal of treasury shares		—	2,880	—	—	2,650	—	5,530	—	5,530
Share-based payment		—	6,783	—	—	—	—	6,783	17,324	24,107
Others		—	2,476	—	(4,944)	—	(2,441)	(4,909)	(53,454)	(58,363)

Total transactions with owners of the controlling company		—	262,502	—	(4,944)	2,650	(723,211)	(463,003)	(461,394)	(924,397)

Balance as of December 31, 2023	￦	482,403	1,672,790	—	67,256	(1,889,658)	53,813,583	54,146,374	5,452,226	59,598,600

See accompanying notes to the consolidated financial statements.

F-1
1

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2022 and 2023

(in millions of Won)	Notes	2021		2022	2023
Cash flows from operating activities
Profit		￦	7,175,982	3,585,957	1,846,059
Adjustments for:
Depreciation			3,135,345	3,204,744	3,346,461
Amortization			444,100	488,835	498,193
Finance income			(1,270,044)	(1,943,661)	(1,850,756)
Finance costs			1,257,112	2,532,735	2,179,233
Income tax expense			2,213,827	461,534	789,367
Gain on disposal of property, plant and equipment			(12,016)	(18,502)	(9,387)
Loss on disposal of property, plant and equipment			95,720	111,082	125,823
Impairment losses on property, plant and equipment			311,520	213,183	275,846
Gain on disposal of intangible assets			(273)	(291)	(401)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(85,981)	(13,904)	(197,088)
Loss on disposal of investments in subsidiaries, associates and joint ventures			12,882	12,400	18,843
Share of profit of equity-accounted investees			(649,569)	(676,260)	(269,678)
Expenses related to post-employment benefits			243,567	228,611	206,614
Increase to provisions			159,592	289,915	160,880
Impairment loss on trade and other receivables			27,178	34,615	265,914
Loss on valuation of inventories			78,783	259,678	309,317
Impairment loss on goodwill and intangible assets			224,328	370,663	129,907
Gain on disposals of assets held for sale			(60,208)	(55,262)	(1,312)
Loss on disposal of assets held for sale			—	3,964	103,366
Compensation for insured losses			(15,558)	(236,344)	(7,682)
Others, net			(21,456)	28,674	(43,415)

			6,088,849	5,296,409	6,030,045

Changes in operating assets and liabilities	40		(7,044,310)	(368,489)	(1,087,529)
Interest received			279,554	249,751	447,621
Interest paid			(433,794)	(560,766)	(1,038,005)
Dividends received			782,053	757,502	696,941
Income taxes paid			(588,969)	(2,773,599)	(727,437)

Net cash provided by operating activities		￦	6,259,365	6,186,765	6,167,695

See accompanying notes to the consolidated financial statements.

F-1
2

POSCO HOLDINGS INC. and Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2021, 2022 and 2023

(in millions of Won)	Notes	2021		2022	2023
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(41,797,503)	(89,327,182)	(39,830,719)
Proceeds from disposal of short-term financial instruments			40,336,417	91,539,884	40,174,440
Acquisitions of long-term financial instruments			(289,612)	(21,638)	(5,362)
Increase in loans			(526,643)	(1,087,409)	(1,238,668)
Collection of loans			568,536	1,086,964	1,369,763
Acquisitions of securities			(300,807)	(493,054)	(380,744)
Proceeds from disposal of securities			273,935	332,724	142,791
Acquisitions of investment in associates and joint ventures			(492,435)	(518,158)	(417,603)
Proceeds from disposal of investment in associates and joint ventures			61,013	169,365	142,316
Acquisitions of property, plant and equipment			(3,068,591)	(4,927,586)	(6,733,289)
Proceeds from (payment for) disposal of property, plant and equipment			(11,117)	864	(11,895)
Acquisitions of investment property			(91,880)	(1,561)	(56,043)
Proceeds from disposal of investment property			3,809	23,401	707
Acquisitions of intangible assets			(431,122)	(492,873)	(481,882)
Proceeds from disposal of intangible assets			9,485	7,748	30,328
Proceeds from disposal of assets held for sale			67,293	111,488	4,850
Increase in cash from acquisition of business, net of cash acquired			5,472	—	—
Collection of lease receivables			97,701	54,614	52,657
Cash outflows due to business combinations			—	(901,223)	(150,201)
Cash received as compensation for insured losses			—	236,344	7,682
Others, net			2,542	(12,583)	(7,352)

Net cash used in investing activities			(5,583,507)	(4,219,871)	(7,388,224)

Cash flows from financing activities
Proceeds from borrowings			4,358,955	4,553,746	7,817,217
Repayment of borrowings			(3,719,542)	(4,138,054)	(4,461,114)
Proceeds from (repayment of) short-term borrowings, net			(329,897)	1,764,569	(2,524,077)
Payment of cash dividends			(1,310,920)	(1,218,405)	(815,451)
Repayment of hybrid bonds			—	—	(340,000)
Payment of interest of hybrid bonds			(16,493)	(16,494)	(10,043)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			660,488	577,330	299,342
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(16,138)	(16,336)	(9,721)
Repayment of lease liabilities			(281,288)	(268,082)	(222,829)
Acquisition of treasury shares			(116,771)	—	—
Others, net			2,940	81,134	88,083

Net cash provided by (used in) financing activities	40		(768,666)	1,319,408	(178,593)

Effect of exchange rate fluctuation on cash held			112,950	(8,740)	16,719

Net increase in cash and cash equivalents			20,142	3,277,562	(1,382,403)
Cash and cash equivalents at beginning of the period	5,10		4,755,578	4,775,720	8,053,282

Cash and cash equivalents at end of the period	5,10	￦	4,775,720	8,053,282	6,670,879

See accompanying notes to the consolidated financial statements.

F-1
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2022 and 2023

1.	General Information
General information about POSCO HOLDINGS INC., its 52 domestic subsidiaries including POSCO, 139 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 119 associates and joint ventures are as follows:

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
As of December 31, 2023, POSCO HOLDINGS INC.’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	5,393,999	6.38
BlackRock Fund Advisors(*1)	4,206,522	4.97
Nippon Steel Corporation	2,894,712	3.42
Pohang University of Science and Technology	1,981,047	2.34
The Government of Singapore(GIC)	1,759,571	2.08
Others	68,335,379	80.81

	84,571,230	100.00

(*1)	Includes shares held by subsidiaries and others.
As of December 31, 2023, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

F-1
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	Consolidated subsidiaries
Details of consolidated subsidiaries as of December 31, 2022 and 2023 are as follows:

	Principal operations	Ownership (%)
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
POSCO	Steel, rolled products and plates	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO STEELEON Co., Ltd.	Coated steel manufacturing	—	56.87	56.87	—	56.96	56.96	Pohang
POSCO DX (formerly, POSCO ICT)	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	Business facility maintenance	47.17	52.83	100.00	100.00	—	100.00	Seoul
POSCO A&C	Architecture and consulting	45.66	54.34	100.00	—	100.00	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	100.00	—	100.00	Pohang
eNtoB Corporation	Electronic commerce	—	69.32	69.32	—	69.32	69.32	Seoul
POSCO FUTURE M CO.,LTD. (formerly, POSCO CHEMICAL CO., LTD.)	Refractories, Anode/Cathode materials manufacturing and sales	59.76	—	59.76	59.75	—	59.75	Pohang
POSCO FLOW Co., Ltd.	Transporting and warehousing	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	—	48.85	48.85	—	48.94	48.94	Pohang
POSCO ENERGY CO., LTD.(*1)	Generation of electricity	100.00	—	100.00	—	—	—	Seoul
PNR	Steel by product manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Pohang
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	—	—	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co., Ltd.	House manufacturing and management	—	100.00	100.00	—	—	—	Incheon

F-1
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
POSCO IH (formerly, POSCO Research & Technology)	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Business assistance service	—	100.00	100.00	—	100.00	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, power generation, energy & resource development and others	62.92	—	62.92	73.21	—	73.21	Incheon
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM 1 st Fund	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO MOBILITY SOLUTION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	51.00	51.00	—	51.00	51.00	Gwangyang
Posco New Growth	Investment in venture companies	99.67	0.18	99.85	99.86	0.14	100.00	Seoul
IMP Fund I	Investment in venture companies	98.04	—	98.04	98.04	—	98.04	Pohang
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Lithium manufacturing and sales	82.00	—	82.00	82.00	—	82.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	—	65.00	65.00	—	65.00	65.00	Gwangyang
Consus Pf Private Real Estate Fund	REITs	—	66.67	66.67	—	66.67	66.67	—

F-1
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
New Energy Hub	Electricity and gas supply	50.00	50.00	100.00	—	100.00	100.00	Gwangyang
Posco Busan Newdeal Fund	Investment in venture companies	—	32.00	32.00	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	54.53	54.53	—	54.53	54.53	Shinahn
eSteel4U	Wholesales and retail	—	61.12	61.12	—	61.12	61.12	Seoul
POSCO Social Investment Fund	Investment in venture companies	20.00	50.00	70.00	20.00	50.00	70.00	Pohang
POSCO Silicon Solution Co., Ltd	Other engineering R&D industries	100.00	—	100.00	100.00	—	100.00	Sejong
Consus Pf Private Real Estate Fund No.2	Real estate development	—	66.67	66.67	—	66.67	66.67	—
POSCO GS Eco Materials Co., Ltd	Rechargeable battery	100.00	—	100.00	51.00	—	51.00	Seoul
POSCO Lithium Solution Co., Ltd.	Lithium manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang
QSONE Co.,Ltd.(*3)	Real estate rental	—	—	—	100.00	—	100.00	Seoul
POSCO PS Tech	Maintenance service	—	—	—	—	100.00	100.00	Pohang
POSCO PR Tech	Maintenance service	—	—	—	—	100.00	100.00	Pohang
POSCO PH Solution	Maintenance service	—	—	—	—	100.00	100.00	Pohang
POSCO GYS Tech	Maintenance service	—	—	—	—	100.00	100.00	Gwangyang
POSCO GYR Tech	Maintenance service	—	—	—	—	100.00	100.00	Gwangyang
POSCO GY Solution	Maintenance service	—	—	—	—	100.00	100.00	Gwangyang
PCC Facilities Component Fund	Investment Association	—	—	—	—	60.00	60.00	Pohang
POSCO HOLDINGS CVC 2nd Fund	Investment in new technologies business	—	—	—	98.80	1.20	100.00	Pohang
International Energy Expansion for Technology Innovation Fund	Investment in new technologies business	—	—	—	—	60.00	60.00	Pohang

F-1
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and
2023

	Principal operations	Ownership (%)						Region
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO America Corporation	Research&Consulting	99.45	0.55	100.00	99.45	0.54	99.99	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co. Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel Marketing, demand development and technology research	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	—	—	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO., LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	44.66	55.34	100.00	44.66	55.34	100.00	China

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)						Region
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	83.28	14.88	98.16	—	98.16	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	—	60.00	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	—	74.56	74.56	—	74.56	74.56	Thailand
HUNCHUN POSCO HMM INTERNATIONAL LOGISTICS CO., LTD.	Logistics	—	81.55	81.55	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
PT.KRAKATAU POSCO FUTUREM (formerly, PT.Krakatau Posco Chemical Calcination)	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa

F-
19

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)						Region
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO DX BRASIL	IT service and engineering	—	100.00	100.00	—	—	—	Brazil
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	—	95.42	95.42	—	95.42	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO DX VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD.	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSCO WIDE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	—	66.75	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	—	43.00	43.00	—	43.00	43.00	China

F-
2
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)						Region
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO(Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.KRAKATAU POSCO SOCIAL ENTERPRISE SERVICES INDONESIA	Social enterprise	—	100.00	100.00	—	99.91	99.91	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO DX China CO., LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	—	70.00	70.00	—	70.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Turkiye

F-
2
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)						Region
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO Vietnam Processing Center Joint Stock Company	Steel manufacturing and sales	94.05	5.95	100.00	84.04	15.96	100.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	70.51	21.69	92.20	—	92.20	92.20	Indonesia
PT.MOTTA RESOURCES INDONESIA	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Steel manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Vietnam
PT.POSCO DX INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	55.00	55.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan

F-2
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)						Region
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	50.00	—	50.00	—	50.00	50.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V..	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	—	—	USA
POSCO INTERNATIONAL INDIA PVT., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY Inc	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkiye
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	18.70	41.30	60.00	14.67	45.33	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine

F-2
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

	Principal operations	Ownership (%)						Region
		December 31, 2022			December 31, 2023
		POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total
[Foreign]
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	100.00	—	100.00	100.00	—	100.00	Poland
POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	Extraction of Crude petroleum and Natural gas	—	100.00	100.00	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	100.00	100.00	—	100.00	100.00	Singapore
Senex Holdings PTY LTD(*2)	Resource Development	—	50.10	50.10	—	50.10	50.10	Australia
Posco International Mexico e-Mobility S.A DE C.V.	Electric Vehicle Parts Manufacturing	—	100.00	100.00	—	100.00	100.00	Mexico
Posco Future Materials Canada Inc. (formerly, POSCO CHEMICAL CANADA INC)	Holding company	—	100.00	100.00	—	100.00	100.00	Canada
ULTIUM CAM GP INC.	Holding company	—	85.00	85.00	—	85.00	85.00	Canada
ULTIUM CAM LIMITED PARTNERSHIP	Anode material manufacturing	—	85.00	85.00	—	85.00	85.00	Canada
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO BRAZIL LTDA	Office Administration, Management Consulting	—	100.00	100.00	—	100.00	100.00	Brazil
Port Hedland Green Steel Pty Ltd	Iron and steel manufacturing	—	—	—	—	100.00	100.00	Australia
PT AGPA REFINERY COMPLEX	Animal/vegetable oil manufacturing	—	—	—	—	60.00	60.00	Indonesia
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	Manufacturing, automobile motor parts	—	—	—	—	100.00	100.00	Poland
PT POSCO INTERNATIONAL ENP INDONESIA	Crude oil and natural gas	—	—	—	—	100.00	100.00	Indonesia
POSCO INTERNATIONAL E&P USA Inc.	Carbon capture and storage, resource development	—	—	—	—	100.00	100.00	USA
POSCO FLOW CANADA INC.	Transporting and warehousing	—	—	—	—	100.00	100.00	Canada
POSCO FLOW (Shanghai) Co.,Ltd	Transporting	—	—	—	—	100.00	100.00	China

F-2
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*1)	POSCO ENERGY CO., LTD. was merged into POSCO INTERNATIONAL Corporation as of January 1, 2023.
(*2)	Senex Holdings PTY LTD includes 22 subsidiaries including Senex Energy Limited.
(*3)
During the year ended December 31, 2023, the Company acquired an additional 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as investment in associate. Accordingly, the entity was newly included in consolidated subsidiary due to obtaining control of the entity.

The controlling company’s interests in the subsidiaries decreased by
￦
7,827 million (POSCO FUTURE M CO.,LTD. and others) and increased
￦
250,363
million (POSCO INTERNATIONAL Corporation and others) in 2022 and 2023, respectively, as a result of changes in the Company’s ownership investment in subsidiaries that did not result in a loss of control.
POSCO HOLDINGS INC. received dividends of
￦
122,838 million and
￦
441,113 million from its subsidiaries in aggregate in 2022 and 2023, respectively.
As of December 31, 2023, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

F-2
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	Details of non-controlling interest as of and for the years ended December 31, 2021, 2022 and 2023 are as follows:

1)	December 31, 2021

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO FUTURE M Co., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.	Others	Total
Current assets	￦	5,952,771	968,129	2,071,307	5,221,691	423,422	9,496,214	24,133,534
Non-current assets		3,322,590	2,388,139	1,708,558	1,929,362	185,508	4,772,409	14,306,566
Current liabilities		(4,537,785)	(1,155,003)	(604,333)	(3,100,971)	(263,794)	(7,918,852)	(17,580,738)
Non-current liabilities		(1,666,455)	(1,778,668)	(835,222)	(1,306,648)	(10,051)	(1,706,779)	(7,303,823)
Equity		3,071,121	422,597	2,340,310	2,743,434	335,085	4,642,992	13,555,539
Non-controlling interests		1,138,360	126,779	942,660	1,294,925	116,000	1,542,960	5,161,684
Sales		30,545,740	2,694,601	1,939,524	6,693,933	832,127	28,538,963	71,244,888
Profit (loss) for the period		223,845	500,801	128,960	266,821	(18,802)	690,197	1,791,822
Profit (loss) attributable to non-controlling interests		82,972	150,240	51,944	125,942	(6,509)	189,590	594,179
Cash flows from operating activities		(235,359)	151,393	36,745	113,021	(18,494)	130,828	178,134
Cash flows from investing activities		(91,619)	(4,022)	(639,965)	(243,463)	(17,309)	(86,585)	(1,082,963)
Cash flows from financing activities (before dividends to non-controlling interest)		279,529	(81,187)	595,521	36,359	(226)	9,604	839,600
Dividend to non-controlling interest		(32,004)	—	(7,370)	(9,867)	(2,628)	(7,671)	(59,540)
Effect of exchange rate fluctuation on cash held		1,937	3,916	6	3,048	3	6,216	15,126
Net increase (decrease) in cash and cash equivalents		(77,516)	70,100	(15,063)	(100,902)	(38,654)	52,392	(109,643)

F-2
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	December 31, 2022

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO FUTURE M Co., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.	Others	Total
Current assets	￦	5,289,899	1,125,123	1,832,804	5,326,049	585,766	10,305,149	24,464,790
Non-current assets		3,470,861	3,062,378	2,261,649	2,033,432	226,598	7,264,540	18,319,458
Current liabilities		(3,809,495)	(2,486,616)	(920,656)	(3,372,310)	(419,452)	(8,680,121)	(19,688,650)
Non-current liabilities		(2,203,923)	(834,456)	(938,447)	(1,076,909)	(4,431)	(2,094,774)	(7,152,940)
Equity		2,747,342	866,429	2,235,350	2,910,262	388,481	6,794,794	15,942,658
Non-controlling interests		1,018,764	433,214	899,416	1,373,670	134,484	2,480,625	6,340,173
Sales		32,532,465	3,006,300	3,041,287	8,376,559	1,101,037	34,933,760	82,991,408
Profit (loss) for the period		323,749	140,967	114,365	174,061	42,832	269,926	1,065,900
Profit (loss) attributable to non-controlling interests		120,052	70,483	46,016	82,158	14,828	106,091	439,628
Cash flows from operating activities		480,927	342,484	(27,009)	(54,506)	(594)	68,906	810,208
Cash flows from investing activities		(389,092)	(372,345)	(26,492)	160,750	3,973	(619,072)	(1,242,278)
Cash flows from financing activities (before dividends to non-controlling interest)		136,954	(115,046)	107,266	154,946	(561)	614,001	897,560
Dividend to non-controlling interest		(36,585)	—	(9,360)	(14,800)	(2,628)	(16,921)	(80,294)
Effect of exchange rate fluctuation on cash held		853	12,690	(2,469)	(450)	(35)	(1,412)	9,177
Net increase (decrease) in cash and cash equivalents		193,057	(132,217)	41,936	245,940	155	45,502	394,373

7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

3)	December 31, 2023

(in millions of Won)	POSCO INTERNATIONAL Corporation		PT. KRAKATAU POSCO	POSCO FUTURE M Co., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.	Others	Total
Current assets	￦	5,717,154	810,988	2,049,879	6,097,118	561,725	10,280,517	25,517,381
Non-current assets		5,787,515	2,664,861	3,056,029	2,040,682	184,667	8,086,165	21,819,919
Current liabilities		(4,379,238)	(1,318,286)	(1,221,829)	(4,742,476)	(328,558)	(8,445,386)	(20,165,773)
Non-current liabilities		(2,938,204)	(1,429,590)	(2,228,191)	(522,622)	14,841	(2,680,943)	(9,784,709)
Equity		4,187,227	727,973	1,655,888	3,142,702	432,675	7,240,353	17,386,818
Non-controlling interests		1,121,823	363,987	666,420	1,483,382	149,812	2,600,462	6,385,886
Sales		28,542,084	3,130,551	4,457,201	9,465,614	1,439,715	29,630,513	76,665,678
Profit (loss) for the period		528,592	72,609	63,024	188,645	88,104	(400,634)	540,340
Profit (loss) attributable to non-controlling interests		141,618	36,304	25,365	89,042	30,506	(143,784)	179,051
Cash flows from operating activities		258,910	182,199	(193,324)	(168,120)	7,257	95,392	182,314
Cash flows from investing activities		53,876	(13,992)	(389,075)	192,970	6,832	(334,276)	(483,665)
Cash flows from financing activities (before dividends to non-controlling interest)		(324,134)	(154,212)	577,158	63,164	(319)	330,622	492,279
Dividend to non-controlling interest		(47,765)	—	(9,344)	(9,867)	(3,941)	(19,963)	(90,880)
Effect of exchange rate fluctuation on cash held		651	46	(1)	260	(63)	864	1,757
Net increase (decrease) in cash and cash equivalents		(58,462)	14,041	(14,586)	78,407	9,766	72,639	101,805

F-
2
8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(d)	Details of associates and joint ventures

1)	Associates
Details of associates as of December 31, 2022 and 2023 are as follows:

		Ownership (%)		Region
Investee	Category of business	2022	2023
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	26.72	27.41	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation(*3)	Real estate development and rental	27.40	—	Mokpo
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	27.23	27.23	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	18.76	18.76	Hwaseong
POSTECH Social Enterprise Fund(*3)	Investment in new technologies	9.17	—	Seoul
QSONE Co.,Ltd.(*5)	Real estate rental	50.00	—	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
DaeSung SnM Co., Ltd.(*1) (formerly, Daesung Steel)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	22.08	Pohang
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2(*4)	Investment in new technologies	38.57	—	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.86	15.87	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	19.05	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	29.48	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Pocheon-Hwado Highway Corp.	Investment in Expressway	27.64	27.89	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.13	Seoul
Samcheok Blue Power Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC Amberstone Private Equity Fund II(*4)	Private equity trust	19.91	—	Seoul
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	15.34	15.49	Pohang

F-
29

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

		Ownership (%)		Region
Investee	Category of business	2022	2023
[Domestic]
HYOCHUN Co., Ltd(*1)	Screen door operation and other	18.00	18.00	Seoul
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
2019 PCC Materials and Parts Fund(*3)	Investment in new technologies business	8.70	—	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
CURO CO.,LTD.(*4)	Manufacturing, construction	0.53	—	Ulsan
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(*1)	Investment in new technologies business	8.77	8.77	Pohang
Energy Innovation Fund I(*1)	Investment in new technologies business	10.11	10.11	Pohang
Consus PS development Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
PCC-BM Project Fund 2(*1)	Investment in new technologies business	13.70	13.70	Pohang
G&G Technology Innovation Fund No.1(*1)	Investment in new technologies business	13.97	13.97	Seongnam
NPX-PCC Edutech Fund(*3)	Investment in new technologies business	19.96	—	Pohang
C&-PCC I Fund(*3)	Investment in new technologies business	0.68	—	Pohang
2020 POSCO-MOORIM Bio New Technology Fund(*3)	Investment in new technologies business	5.00	—	Pohang
PCC-KAI Secondary I Fund(*1)	Investment in new technologies business	19.12	19.12	Seoul
2021 PCC Bio New Technology Fund(*1)	Investment in new technologies	5.45	5.45	Pohang
Consus BG Private Real Estate Fund No.2	Real estate development	50.00	50.00	Seoul
Consus OS Private Real Estate Fund(*3)	Real estate development	50.00	—	Seoul
Consus NewDeal Infra Development Specialized Private Special Asset Investment Trust 1	Investment Association	40.00	40.00	Seoul
Hybrid ESG Secondary Venture No.1(*1)	Investment Association	18.27	18.27	Pohang
PCC-Bailey Project Fund(*1)	Investment in new technologies business	7.27	7.27	Pohang
CR Inotech Co., Ltd.(*1)	Manufacturing	19.00	19.00	Gwangyang
Posco JK Solid Solution Co., ltd.	Material manufacturing for rechargeable battery	40.00	40.00	Yangsan
PCC-Xinova PRE-IPO Fund(*1)	Investment in new technologies business	9.09	9.09	Pohang
Erae Ams Co.,Ltd.(*4)	Automotive parts manufacturing	16.66	—	Daegu
Consus OS Private Real Estate Fund 2(*2)	Real estate development	—	50.00	Seoul
[Foreign]
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Stainless sales and transporting	49.00	49.00	Thailand
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.	Investments management	25.85	25.85	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA

F-3
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As
of
December 31, 2022 and 2023

		Ownership (%)		Region
Investee	Category of business	2022	2023
[Foreign]
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	19.00	17.26	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	22.10	22.10	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Anode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.	Financial Holdings	30.00	30.00	Netherlands
FQM Australia Holdings Pty Ltd	Non-ferrous metal Mining	30.00	24.32	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	13.01	13.00	China
Black Rock Mining LTD(*1)	Mining	12.90	11.72	Australia
Inner Mongolia Sinuo New Material Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	12.85	12.85	China
ZHANGJIAGANG XIAO-SHA COIL SERVICE CENTER CO.,LTD(*1)	Steel processing and sales	17.50	17.50	China
TMK Gulf International Pipe Industry L.L.C.(*4)	Manufacturing	6.77	—	Oman

(*1)	The Company has determined that it has significant influence even though the Company’s percentage of ownership is less than 20% considering the composition of board of directors.
(*2)	During the year ended December 31, 2023, the entity was newly included as an associate.
(*3)	During the year ended December 31, 2023, the entities were excluded from associates due to liquidation.
(*4)	During the year ended December 31, 2023, the entities were excluded from associates due to sale of interest, etc.
(*5)	During the year ended December 31, 2023, the entities were excluded from associates and classified as a subsidiary due to the whole acquisition of external shareholders.

F-3
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	Joint ventures
Details of joint ventures as of December 31, 2022 and 2023 are as follows:

		Ownership (%)
Investee	Category of business	2022	2023	Region
[Domestic]
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
Eco Energy Solution Co., ltd.	Service	50.00	50.00	Seoul
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
CSP—Compania Siderurgica do Pecem(*1)	Steel manufacturing and sales	20.00	—	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
DMSA/AMSA	Energy & resource development	3.89	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd	Steel manufacturing and sales	50.00	50.00	China
PT NICOLE METAL INDUSTRY(*2)	Nickel smelting	—	49.00	Indonesia

(*1)	During the year ended December 31, 2023, the entity was excluded from joint ventures due to sales of interest.
(*2)	During the year ended December 31, 2023, the entity was newly included as a joint venture.

F-3
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(e)	Newly included subsidiaries
Consolidated subsidiaries acquired or newly established during the year ended December 31, 2023 are as follows:

Company	Date of addition	Ownership (%)	Reason
QSONE Co., Ltd.	March 2023	100.00	Reclassification from associate
POSCO PS Tech	April 2023	100.00	New establishment
POSCO PR Tech	April 2023	100.00	New establishment
POSCO PH Solution	April 2023	100.00	New establishment
POSCO GYS Tech	April 2023	100.00	New establishment
POSCO GYR Tech	April 2023	100.00	New establishment
POSCO GY Solution	April 2023	100.00	New establishment
PT AGPA REFINERY COMPLEX	May 2023	100.00	New establishment
Port Hedland Green Steel Pty Ltd	June 2023	100.00	New establishment
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	July 2023	100.00	New establishment
PCC Facilities Component Fund	July 2023	60.00	New establishment
PT POSCO INTERNATIONAL ENP INDONESIA	September 2023	100.00	New establishment
POSCO INTERNATIONAL E&P USA Inc.	October 2023	100.00	New establishment
POSCO FLOW CANADA INC.	November 2023	100.00	New establishment
POSCO FLOW (Shanghai) Co.,Ltd	December 2023	100.00	New establishment
POSCO HOLDINGS CVC 2nd Fund	December 2023	100.00	New establishment
International Energy Expansion for Technology Innovation Fund	December 2023	60.00	New establishment

(f)	Loss of control
Subsidiaries for which the Company has lost control during the year ended December 31, 2023 are as follows:

Company	Date of exclusion	Reason
POSCO ENERGY CO., LTD.	January 2023	Merged into POSCO INTERNATIONAL Corporation(*1)
POS-CD PTY LTD	January 2023	Liquidation
POSCO ICT BRASIL	August 2023	Divestiture
PGSF, L.P.	September 2023	Liquidation
Future Creation Fund Postech Early Stage account	December 2023	Liquidation
Songdo Posco family Housing	December 2023	Liquidation

(*1)	As a result of the merger transaction, the ownership of the Company in POSCO INTERNATIONAL Corporation increased from 62.92% to 73.21%.

2.	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
The consolidated financial statements were authorized for issuance by management on April
29
, 2024.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

F-3
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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

F-3
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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
Changes in Accounting Policies
Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2023 described below, the Company has consistently applied accounting policies in these consolidated financial statements for all periods presented.

(a)	IAS No. 12 “Income Taxes”—Deferred Tax related to Assets and Liabilities arising from a Single Transaction
From January 1, 2023, the Company has applied the amendments related to deferred tax arising from assets and liabilities in a single transaction under IAS No. 12 “Income Taxes”. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The Company recognized deferred tax

F-3
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

assets for lease liabilities and deferred tax liabilities for right-of-use
assets, respectively, and there is no impact on the statement of financial position as the requirements for offsetting are met in accordance with IAS No. 12 “Income Taxes”.

(b)	IAS No. 1 “Presentation of Financial Statements”—Disclosure of Accounting Policies
Material accounting policy information is defined as information that is expected to influence the decision-making of primary users of financial statements considering with other information included in the financial statements, and is required to be disclosed. Therefore, the Company selectively disclosed material accounting policies in the annual consolidated financial statements for the year ended December 31, 2023. For further information, refer to note 3.

(c)	IAS No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”—Definition of Accounting Estimates
For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The amendments did not have any impact on the consolidated financial statements.

(d)	IAS No. 12 “Income Taxes”—Global Minimum Top-Up Tax
The amendments include a temporary mandatory exception from accounting for deferred tax arising from global minimum top-up
tax, and new disclosure requirements of the exposure information of the Company in relation to the Pillar Two taxes in the annual consolidated financial statements. Refer to note 36 for information on the new disclosure requirements provided by revised accounting standards.

3.	Summary of Material Accounting Policy Information
The material accounting policy information applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for the changes in accounting policies disclosed in Note 2.
Basis of consolidation

(a)	Business combinations
The Company accounts for business combinations applying the acquisition method.

(b)	Non-controlling interests
Non-controlling
interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

F-3
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	Subsidiaries
The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Transactions eliminated on consolidation
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

(e)	Business combination of entities or businesses under common control
In a business combination of entities or businesses under common control, the assets acquired and liabilities acquired are recognized at their carrying amounts in the consolidated financial statements of the Company. The difference between the consideration transferred and the carrying amount of the net assets acquired is adjusted in capital surplus
.
Foreign operations
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

(a)	Financial assets measured at amortized cost
Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses.

F-3
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Equity instruments measured at fair value through other comprehensive income
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

(c)	Financial assets measured at fair value through profit or loss
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

(d)	Derecognition of financial assets
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
Inventories
Inventory costs, except
materials-in-transit
in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

Non-current
assets held for sale
Non-current
assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use and are highly probable for immediate sale in their present condition are classified as held for sale.
Investment property
Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses. Depreciation methods, useful lives and residual values are identical to those applied for property, plant and equipment.
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
The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-20 years
Furniture and fixtures	3-20 years
Lease assets	2-45 years
Bearer plants	20 years

F-
39

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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
When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil and gas wells, drilling for feasibility and other related activities. Upon completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.
The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

F-
4
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

Government grants

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
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Generally, the Company uses its incremental borrowing rate as the discount rate.
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
The Company leases out its investment properties. The Company classifies these leases as operating leases. The Company recognize lease payments received under lease agreements as revenue on a straight-line basis over the lease term.
The Company provides subleases certain leased vessels and others.

F-4
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

Impairment for financial assets
The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

(a)	Judgments on credit risk
The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies

(b)	Expected credit losses
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
Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off
The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off
based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions.

F-4
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.
Impairment for
non-financial
assets
The carrying amounts of the Company’s
non-financial
assets, other than assets arising from contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets
and
non-current
assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.
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
Derivative financial instruments, including hedge accounting
Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as describe below.

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

F-4
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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
Construction work in progress
The gross amount due from customers for contract work is presented for all contracts in which profits multiply cumulative percentage-of-completion
exceed progress billings. If progress billings exceed profits multiply cumulative percentage-of-completion,
then the gross amount due to customers for contract work is presented. The amount received from the customer before the construction work is performed is recognized as an advanced received. The amount billed for completed construction work is recognized as accounts receivable (a receivable).
The Company accounts for the remaining rights and performance obligation on the contract with the customers on a net basis. Due from customers for contract work and due to customers for contract work for same contract are offset and presented on a net basis.
Employee benefits
The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods.
Provisions
A

p
rovision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.
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

F-4
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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

F-4
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(a)	Sale of good
The goods sold by the Company consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.
For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount.
For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” prescribed in the respective contracts, and the Company’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.
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
The Company issues an invoice when the customer has completed a progress confirmation and generally the payment is due within 45 days from the invoice date.

F-4
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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
In the meantime, the billing point and settlement terms of the pre-sale
contract differ depending on the contract terms.
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
Income taxes
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

F-4
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

information is available. Management has determined that the CODM of the Company is the CEO. Segment results that are reported to the CEO include items directly attributable to a segment and items allocated on a reasonable basis.
Profit or loss is the measure of segment profitability used by the CODM to assess performance and allocate resources of the segments.
With regard to Construction segment of the Green Infrastructure business, segment profit and loss is determined in accordance with IFRS except that revenues and expenses from the development and sale of certain residential real estates are determined by reference to the stage of completion, while in the consolidated financial statements, they are recognized when the title to the real estates is transferred to the buyer.
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
Joint Arrangements
Joint arrangements in which two or more parties have joint control are classified as joint operations or joint ventures. Participants in a joint operation retain rights and obligations for the joint operation’s assets and liabilities and recognizes its share of the joint operation’s assets and liabilities, income and expenses. Participants in a joint venture have rights to the net assets of the joint venture, and the equity method is applied.
New standards and interpretations not yet adopted
A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

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

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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

(b)	IAS No. 7 “Statements of Cash Flows”, IFRS No. 7 “Financial Instruments: Disclosure”—Supplier Finance Arrangements
The amendments require disclosure of notes on supplier finance arrangements to inform users of financial statements the impact of supplier finance arrangements on the Company’s liabilities and exposure to cash flow and liquidity risks. The amendments are effective for the fiscal years beginning on or after January 1, 2024. Early application permitted. The Company is analyzing the effect of the amendments to the consolidated financial statements.

(c)	IFRS No. 18 “Presentation and Disclosure in Financial Statements”
On April 9, 2024, the International Accounting Standards Board published IFRS No. 18 “Presentation and Disclosure in Financial Statements”. The new standard, which replaces IAS No. 1 “Presentation of Financial Statements”, introduces new disclosure requirements regarding the required presentation of operating profit, management performance measures and improvement on grouping information within the financial statements. IFRS No. 18 is effective for annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
The Company is in the progress of assessing the effect of the new disclosure requirements to the consolidated financial statements.
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

F-
49

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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

F-5
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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
The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the construction segment of the green infrastructure business have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment of the green infrastructure business have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

②	Interest rate risk
The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Interest rate benchmark reform risk
A fundamental reform of major interest rate benchmark is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as “IBOR reform”). The publication of overnight and 1, 3, 6, and 12 months USD LIBOR has ceased on June 30, 2023 and all other LIBOR publication has ceased on December 31, 2021. Meanwhile, as announced by the UK Financial Conduct Authority in early 2023, the publication of 1, 3, and 6 months synthetic USD LIBOR will cease on September 30, 2024. As a result of the reform, Korea Overnight Financing Repo Rate (KOFR) has been selected as the benchmark for the domestic CD rate which has been published by Korea Securities since November 26, 2021. The details of when and how to transition to KOFR are unclear.

F-5
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

As of December 31, 2023, WIBOR and CD floating rate borrowings are exposed to interest rate benchmark reform risk. For all USD LIBOR floating rate financial instruments, the Company completed the modification of contracts by June 30, 2023.
In July 2019, changes related to the methodologies to determine Euribor were made and Belgium Financial Services and Markets Authority granted the continuity of Euribor usage based on the European Union Benchmark Regulation. The Company did not make a transition from Euribor to alternative benchmark rate, and expects to continue to use Euribor.
The Company monitors the progress of transition from IBOR to new benchmark rates for those arrangements that have not yet transitioned to an alternative benchmark rate by including an appropriate fallback clause. The progress of transition is managed by comparing the financial instruments with transition not yet completed and financial instruments with modification of clause completed. The Company classifies the financial instruments, with IBOR as the benchmark rate, as transition not yet completed even if the clause in the contract has been modified.
Financial instruments classified as transition not yet completed as of December 31, 2023 are as follows:

(in millions of Won)	WIBOR
Category(* 2)	Transition not yet completed		Modification of clause completed
Non-derivative financial liabilities(* 1)
Borrowings	￦	67,943	—

(*1)	Based on nominal amount
(*2)	Financial instruments that are not obliged to be transitioned to alternative benchmark rate as of December 31, 2023 are excluded.
The transition to alternative benchmark rate is not needed for the financial instruments above as the WIBOR publishment will continue until their maturity.

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

F-52

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

Net
borrowing-to-equity
ratio as of December 31, 2022 and 2023 is as follows:

(in millions of Won)	202 2		202 3
Total borrowings	￦	24,305,662	25,970,379
Less: Cash and cash equivalents		8,053,108	6,670,879

Net borrowings		16,252,554	19,299,500
Total equity		58,191,897	59,598,600

Net borrowings-to-equity ratio		27.93%	32.38%

5.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Cash	￦	7,510	12,312
Demand deposits and checking accounts		2,826,227	2,537,545
Time deposits		2,638,838	1,473,081
Other cash equivalents		2,580,533	2,647,941

	￦	8,053,108	6,670,879

As of December 31, 2022 and 2023, cash and cash equivalents amounting to
￦
36,182 million and
￦
85,163 million, respectively, are restricted.

6.	Trade Accounts and Notes Receivable
Trade accounts and notes receivable as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Current
Trade accounts and notes receivable	￦	8,695,788	9,382,308
Unbilled due from customers for contract work		1,340,146	1,704,256
Less: Allowance for doubtful accounts		(333,792)	(283,575)

	￦	9,702,142	10,802,989

Non-current
Trade accounts and notes receivable	￦	68,342	89,839
Less: Allowance for doubtful accounts		(44,309)	(47,323)

	￦	24,033	42,516

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statements of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. As of December 31, 2022 and December 31, 2023, the carrying amounts of such secured borrowings are
￦
215,133 million and
￦
132,942 million, respectively, which are presented in the statements of financial position as short-term borrowings.

F-5
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

7.	Other Receivables

(a)	The details of other receivables as of December 31, 2022 and 2023, are as follows:

(in millions of Won)	2022		2023
Current
Short-term loans	￦	278,346	223,011
Other accounts receivable		1,381,804	1,433,423
Accrued income(* 1)		334,741	237,154
Deposits		131,468	125,854
Others		23,201	15,349
Lease receivables		46,764	23,948
Less: Allowance for doubtful accounts		(83,627)	(111,210)

	￦	2,112,697	1,947,529

Non-current
Long-term loans(* 1)	￦	1,082,139	1,204,645
Other accounts receivable		237,161	186,492
Accrued income		121,783	184,739
Deposits		292,722	308,185
Lease receivables		55,312	78,994
Less: Allowance for doubtful accounts		(268,786)	(510,610)

	￦	1,520,331	1,452,445

(*1)
Due to the continuous operating losses and deteriorating business environment of FQM Australia Holdings Pty Ltd, an associate, the Company assessed the recoverability of the related loans and accrued interest and recognized a full allowance for doubtful accounts of
￦
257,500 million.

(b)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2022		2023
Pohang University of Science and Technology	Lease contract	￦	7,738	7,586
Korea Business Angels Association	Lease contract		2,621	2,339
HEUNG-A SHIPPING CO., LTD., HEUNG-A LINE CO., LTD.	4 Container Ships, 4 Tankers		88,573	50,429
Executive Offshore, PT Wintermar, COHC, Myanma Port Authority	Helicopter, Ship, Jetty		3,144	42,588

		￦	102,076	102,942

F-5
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	As of December 31, 2022 and 2023, total and net lease investments in the leases are as follows:

(in millions of Won)	2022		2023
Less than 1 year	￦	48,127	24,965
1 year - 3 years		19,861	31,840
3 years - 5 years		5,371	20,820
Over 5 years		64,811	63,583

Undiscounted lease payments		138,170	141,208
Unrealized interest income		(36,094)	(38,266)

Present value of minimum lease payment	￦	102,076	102,942

8.	Other Financial Assets
Other financial assets as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Current
Derivatives assets	￦	223,771	166,873
Debt securities		121,122	295,619
Deposit instruments(* 1)		2,558,946	4,400,267
Short-term financial instruments(* 1)		8,006,081	6,540,407

	￦	10,909,920	11,403,166

Non-current
Derivatives assets	￦	136,224	134,269
Equity securities(* 2)		1,462,088	1,793,531
Debt securities		78,901	87,778
Other securities(* 2)		632,469	669,687
Deposit instruments(* 1)		22,856	23,060

	￦	2,332,538	2,708,325

(*1)	As of December 31, 2022 and 2023, financial instruments amounting to ￦ 73,192 million and ￦ 101,888 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)	As of December 31, 2022 and 2023, ￦ 153,640 million and ￦ 181,617 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

F-5
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

9.	Inventories

(a)	Inventories as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Finished goods	￦	2,508,370	2,615,009
Merchandise		1,237,203	1,049,467
Semi-finished goods		3,453,150	3,039,516
Raw materials		4,171,049	3,237,691
Fuel and materials		1,109,100	921,742
Construction inventories		1,131,776	988,463
Materials-in-transit		2,738,439	2,965,306
Others		100,873	87,802

		16,449,960	14,904,996

Less: Allowance for inventories valuation		(316,557)	(347,577)

	￦	16,133,403	14,557,419

(b)	The changes in allowance for inventories valuation for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Beginning	￦	131,642	161,929	316,557
Loss on valuation of inventories		78,783	259,678	309,317
Realization on sale of inventories		(49,528)	(97,749)	(256,969)
Others		1,032	(7,301)	(21,328)

Ending	￦	161,929	316,557	347,577

10.	Assets Held for Sale
Details of assets held for sale as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023(*1)
Asset
Cash and cash equivalents(*2)	￦	174	—
Account receivables and other receivables		648	728
Inventories		—	39,054
Other financial assets		—	119,881
Investment in joint ventures(*3)		—	—
Property, plant and equipment(*4)		10,552	149,612
Intangible assets		—	97,372
Others		629	298

	￦	12,003	406,945

Liability
Other payables	￦	5	22,180
Provisions		—	119,710

	￦	5	141,890

F-
56

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*1)
POSCO Canada Ltd., a subsidiary of the Company, made investment in kind the assets and liabilities of Greenhills Mine and the shares of Elkview Mine Limited Partnership, which were classified as joint operation and financial assets at fair values through profit or loss, respectively, to a newly established partnership by Teck Coal Partnership which is the principal operator and majority shareholder. As a result, the Company recognized
￦
401,804 million of asset held for sale and
￦
141,890 million of liability held for sale.

(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2022.
(*3)
During the year ended December 31, 2022, the Company decided to dispose of CSP—Compania Siderurgica do Pecem and recognized full impairment loss of
￦
160,415 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the year ended December 31, 2023, the Company disposed of CSP—Compania Siderurgica do Pecem, and recognized
￦
103,366 million of loss on disposal of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes
￦
102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

(*4)
During the past period, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as assets held for sale for
￦
10,305 million. Meanwhile, during the year ended December 31, 2023, the Company disposed of the assets held for sale for
￦
9,599 million and reclassified the remaining amount
￦
706 million to property, plant and equipment.

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Investments in associates	￦	2,518,906	2,292,253
Investments in joint ventures		2,477,645	2,728,011

	￦	4,996,551	5,020,264

F-5
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b) Details of investments in associates as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2022		2023
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	￦	429,904	￦	352,500	323,521
SNNC	18,130,000	49.00		90,650		182,414	100,692
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		9,513	15,040
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		27,165	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	1,181,160	29.53		5,906		14,605	13,967
DaeSung SnM Co., Ltd (formerly, Daesung Steel)(*2)	108,038	17.54		14,000		20,469	20,296
PCC Amberstone Private Equity Fund 1(*2)	7,636,948,293	8.80		7,519		9,326	8,904
Others (49 companies)(*1)						238,086	122,366

						854,078	628,784

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		290,318	287,282
AES Mong Duong Power Company Limited(*1)	—	30.00		164,303		209,594	230,699
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		331,261	346,724
FQM Australia Holdings Pty Ltd	186,000,030	24.32		109,568		98,103	—
Eureka Moly LLC	—	20.00		240,123		14,574	—
AMCI (WA) PTY LTD	49	49.00		209,664		57,830	60,225
NCR LLC	—	22.10		247,077		187,372	253,121
KOREA LNG LTD.	2,400	20.00		135,205		29,124	58,759
Nickel Mining Company SAS	3,234,698	49.00		157,585		90,636	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		98,933	105,300
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		16,659	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,590	8,642
Others (28 companies)(*1)						231,834	209,118

						1,664,828	1,663,469

					￦	2,518,906	2,292,253

(*1)	As of December 31, 2022 and 2023, investments in associates amounting to ￦ 628,573 million and ￦ 650,116 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)
As of December 31, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	Details of investments in joint ventures as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2022		2023
[Domestic]
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)	11,568,000	60.00	￦	115,680	￦	161,465	155,748
Others (6 companies)						8,845	8,323

						170,310	164,071

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,418,022	1,400,009
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		412,002	419,192
KOBRASCO	2,010,719,185	50.00		32,950		103,044	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		111,219	111,001
DMSA/AMSA(*1)	—	3.89		346,880		23,740	16,572
PT NICOLE METAL INDUSTRY(*2)	76,382,353	49.00		292,780		—	284,351
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		216,138	208,765
Others (9 companies)						23,170	24,282

						2,307,335	2,563,940

					￦	2,477,645	2,728,011

(*1)	As of December 31, 2022 and 2023, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the year ended December 31, 2023, the Company acquired 49% shares of PT NICOLE METAL INDUSTRY, for ￦ 292,780 million and classified as investments in joint ventures.

F-
59

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund(*3)	￦	176,136	—	(143,170)	145,822	(178,788)	—
Samcheok Blue Power Co.,Ltd.		382,887	—	(9,992)	(19,354)	(1,041)	352,500
SNNC		171,332	—	(5,348)	15,484	946	182,414
QSONE Co.,Ltd.		86,058	—	(1,100)	1,420	—	86,378
Chun-cheon Energy Co., Ltd		9,571	—	—	(802)	744	9,513
Western Inland highway CO.,LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(4,683)	(2,484)	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,191	—	—	(453)	(4,133)	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		19,073	—	—	1,396	—	20,469
PCC Amberstone Private Equity Fund 1		9,251	—	(652)	1,104	(377)	9,326
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		169,838	—	(24,000)	15,604	23	161,465
Others (64 companies)		113,711	45,563	(4,368)	(3,931)	9,578	160,553

		1,239,424	51,082	(188,630)	151,482	(228,970)	1,024,388

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	(14,541)	50,143	16,115	290,318
AES Mong Duong Power Company Limited		182,639	—	(33,174)	45,382	14,747	209,594
9404-5515 Quebec Inc.(*2)		135,738	172,316	(31,949)	25,195	29,961	331,261
FQM Australia Holdings Pty Ltd		91,052	—	—	166	6,885	98,103
Eureka Moly LLC		13,633	—	—	—	941	14,574
AMCI (WA) PTY LTD		67,972	—	—	(3,964)	(6,178)	57,830
NCR LLC		102,319	82,798	—	(2,338)	4,593	187,372
KOREA LNG LTD.		31,340	—	(21,161)	21,027	(2,082)	29,124
Nickel Mining Company SAS		48,249	—	—	42,169	218	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	82,010	—	(1,302)	(4,544)	98,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	823	2,459	16,659
POS-SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(220)	(330)	8,590
Roy Hill Holdings Pty Ltd		1,346,712	—	(233,592)	273,084	31,818	1,418,022
POSCO-NPS Niobium LLC		393,793	—	(34,909)	25,884	27,234	412,002
KOBRASCO		68,296	—	(21,287)	48,267	7,768	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	6,527	(2,958)	111,219
DMSA/AMSA		24,144	—	—	(2,108)	1,704	23,740
CSP - Compania Siderurgica do Pecem		52,257	—	—	(90,395)	38,138	—
HBIS-POSCO Automotive Steel Co., Ltd		110,769	126,195	—	(10,515)	(10,311)	216,138
Others (37 companies)		193,200	29,975	(56,527)	96,740	(8,384)	255,004

		3,275,223	493,294	(449,614)	524,778	128,482	3,972,163

	￦	4,514,647	544,376	(638,244)	676,260	(100,488)	4,996,551

(*1)
Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2022.

F-6
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*2)
During the year ended December 31, 2022, it was additionally acquired due to the in-kind
dividend of EQP POSCO Global NO1 Natural Resources Private Equity Fund, and the Company classify it as other increase or decrease.

(*3)
During the year ended December 31, 2022, dividends were declared prior to liquidation. The Company recognized full impairment loss of
￦
10,065 million considering the low asset quality and assessment of recoverable amount.

2)	For the year ended December 31, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	352,500	—	(10,020)	(18,802)	(157)	323,521
SNNC		182,414	—	—	(81,803)	81	100,692
QSONE Co.,Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	4,990	537	15,040
Pocheon-Hwado Highway Corp.		27,165	636	—	(3,803)	—	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,605	—	—	(638)	—	13,967
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		20,469	—	—	75	(248)	20,296
PCC Amberstone Private Equity Fund 1		9,326	—	(622)	562	(362)	8,904
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		161,465	—	(9,000)	3,176	107	155,748
Others (55 companies)		160,553	16,439	(4,292)	1,966	(43,977)	130,689

		1,024,388	17,075	(23,934)	(94,032)	(130,642)	792,855

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(59,295)	50,340	5,919	287,282
AES Mong Duong Power Company Limited		209,594	—	(33,839)	38,782	16,162	230,699
9404-5515 Quebec Inc.(*2)		331,261	—	(14,251)	16,494	13,220	346,724
FQM Australia Holdings Pty Ltd		98,103	—	—	(111,783)	13,680	—
Eureka Moly LLC		14,574	—	—	(15,020)	446	—
AMCI (WA) PTY LTD		57,830	—	—	(503)	2,898	60,225
NCR LLC		187,372	65,542	—	(6,999)	7,206	253,121
KOREA LNG LTD.		29,124	—	(21,106)	21,060	29,681	58,759
Nickel Mining Company SAS		90,636	—	—	(8,358)	5,689	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(8,435)	(838)	105,300
PT. Wampu Electric Power		16,659	—	(1,624)	1,890	(1,293)	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	98	(46)	8,642
Roy Hill Holdings Pty Ltd		1,418,022	—	(367,445)	292,478	56,954	1,400,009
POSCO-NPS Niobium LLC		412,002	—	(35,543)	35,148	7,585	419,192
KOBRASCO		103,044	—	(36,471)	21,795	11,400	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	(12,386)	12,669	(501)	111,001
DMSA/AMSA		23,740	—	—	(7,681)	513	16,572
PT NICOLE METAL INDUSTRY		—	292,780	—	39	(8,468)	284,351
HBIS-POSCO Automotive Steel Co., Ltd		216,138	—	—	(6,765)	(608)	208,765
Others (37 companies)		255,004	—	(52,444)	38,461	(7,621)	233,400

		3,972,163	373,962	(634,404)	363,710	151,978	4,227,409

	￦	4,996,551	391,037	(658,338)	269,678	21,336	5,020,264

(*1)
Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2023.

(*2)
During the year ended December 31, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as an investment in associate. Accordingly, the entity was newly included in consolidated subsidiary due to obtaining control of the entity.

F-6
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows:

1)	December 31, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	￦	9,471	480	8,991	—	425,366
Samcheok Blue Power Co.,Ltd.		3,515,861	2,885,218	630,643	—	(8,447)
SNNC		667,440	274,801	392,639	986,557	10,273
QSONE Co.,Ltd.		253,078	80,322	172,756	18,753	2,840
Chun-cheon Energy Co., Ltd		634,842	527,190	107,652	585,610	20,224
Pocheon-Hwado Highway Corp.		366,163	244,455	121,708	—	(1,175)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		24,926	5,769	19,157	17,189	(1,521)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		175,429	90,126	85,303	128,401	7,957
PCC Amberstone Private Equity Fund 1		106,024	—	106,024	13,877	12,546
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		447,604	175,229	272,375	252,246	27,628

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,705,670	546,262	1,159,408	447,696	200,246
AES Mong Duong Power Company Limited		1,701,272	1,019,227	682,045	417,021	151,022
9404-5515 Quebec Inc.		1,397,061	—	1,397,061	—	182,708
FQM Australia Holdings Pty Ltd		1,458,318	1,131,628	326,690	493,202	(22,768)
KOREA LNG LTD.		145,845	225	145,620	107,295	105,135
Nickel Mining Company SAS		539,318	279,291	260,027	379,922	91,008
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		305,740	57,932	247,808	45,771	(3,176)
PT. Wampu Electric Power		209,815	129,520	80,295	21,760	4,115
POS-SeAH Steel Wire(Nantong) Co., Ltd.		79,116	45,677	33,439	136,663	(992)
Roy Hill Holdings Pty Ltd		9,859,888	2,152,428	7,707,460	7,706,908	2,542,223
POSCO-NPS Niobium LLC		823,800	—	823,800	—	49,341
KOBRASCO		262,724	57,242	205,482	147,843	96,534
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		663,509	245,499	418,010	1,881,946	26,106
DMSA/AMSA		3,022,659	2,412,377	610,282	1,368,730	(54,212)
CSP—Compania Siderurgica do Pecem		4,422,752	3,678,956	743,796	3,101,132	500,082
HBIS-POSCO Automotive Steel Co., Ltd		712,633	270,668	441,965	473,494	(15,515)

F-6
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	4,228,568	3,669,074	559,494	14,002	(28,880)
SNNC		612,992	388,715	224,277	766,011	(168,553)
Chun-cheon Energy Co., Ltd		571,495	453,390	118,105	502,879	10,453
Pocheon-Hwado Highway Corp.		583,935	462,900	121,035	—	(1,824)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,995	2,998	16,997	5,595	(2,160)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		178,251	93,930	84,321	108,660	430
PCC Amberstone Private Equity Fund 1		105,145	3,923	101,222	12,134	6,391
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		431,090	170,518	260,572	194,238	2,998

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,758,765	611,484	1,147,281	434,358	201,031
AES Mong Duong Power Company Limited		1,612,793	889,424	723,369	449,807	129,274
9404-5515 Quebec Inc.		1,430,295	—	1,430,295	—	63,809
FQM Australia Holdings Pty Ltd		180,931	1,219,922	(1,038,991)	453,626	(1,480,586)
KOREA LNG LTD.		94,661	136	94,525	108,081	105,300
Nickel Mining Company SAS		520,209	272,567	247,642	296,130	(26,786)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		297,683	33,927	263,756	34,372	(21,081)
PT. Wampu Electric Power		206,942	131,822	75,120	20,166	9,452
POS-SeAH Steel Wire(Nantong) Co., Ltd.		82,568	48,727	33,841	117,208	522
Roy Hill Holdings Pty Ltd		10,929,518	3,007,919	7,921,599	8,146,546	2,826,424
POSCO-NPS Niobium LLC		838,180	—	838,180	—	64,687
KOBRASCO		224,406	25,475	198,931	63,338	43,591
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		659,704	242,566	417,138	1,647,395	50,675
DMSA/AMSA		3,058,209	2,632,239	425,970	1,106,369	(197,482)
HBIS-POSCO Automotive Steel Co., Ltd		826,886	398,751	428,135	340,341	(12,584)
PT NICOLE METAL INDUSTRY		389,077	2,237	386,840	—	79

F-6
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(f)
Changes in accumulated losses of equity-accounted investees that were not recognized since the Company discontinued the use of the equity method during the year ended December 31, 2023 were as follows:

(in millions of Won)
Company	Beginning balance		Increase (decrease)	Ending balance
New Songdo International City Development, LLC	￦	134,495	(17,780)	116,715
UITrans LRT Co., Ltd.		43,872	2,583	46,455
Clean Iksan Co., Ltd.		703	(217)	486
HYOCHUN Co.,Ltd.		4,396	713	5,109
KIRIN VIETNAM CO., LTD		103	(1)	102
INKOTECH, INC.		540	453	993
POSCO-Poggenamp Electrical Steel Pvt. Ltd.		557	239	796
Gunggi Green Energy		4,296	6,893	11,189
Link City PFV Inc.		5,452	18,396	23,848
Noeul Green Energy Co.,Ltd.		1,886	726	2,612
Pohang E&E Co., Ltd.		6,391	5,755	12,146
FQM Australia Holdings Pty Ltd		—	252,727	252,727

	￦	202,691	270,487	473,178

F-6
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

12.	Joint Operations
Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2023 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine(*1)	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1, 2) Construction work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	36.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction Work Reconstruction Maintenance Project	Construction	70.00	Korea
Songdo B5 Block office Complex Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

(*1)	As of December 31, 2023, the joint operation is classified as assets and liablities held for sale.

13.	Investment Property, Net
(a) Investment property as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022				2023
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	325,241	(16,718)	308,523	804,022	(16,718)	787,304
Buildings		825,183	(231,678)	593,505	905,649	(249,863)	655,786
Structures		3,569	(2,213)	1,356	3,384	(1,511)	1,873
Right of use assets		206,166	(35,519)	170,647	208,036	(36,705)	171,331

	￦	1,360,159	(286,128)	1,074,031	1,921,091	(304,797)	1,616,294

As of December 31, 2023, the fair value of investment property is
~~W~~
2,477,766 million.

F-6
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	332,308	—	(2,921)	—	(20,864)	308,523
Buildings		584,549	1,661	(34)	(28,336)	35,665	593,505
Structures		753	—	—	(797)	1,400	1,356
Right of use assets		168,467	—	(21,151)	(6,888)	30,219	170,647

	￦	1,086,077	1,661	(24,106)	(36,021)	46,420	1,074,031

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	￦	308,523	54,891	473,301	(60)	—	(49,351)	787,304
Buildings		593,505	1,006	83,739	(303)	(28,902)	6,741	655,786
Structures		1,356	—	—	—	(1,049)	1,566	1,873
Right of use assets		170,647	216	—	(78)	(5,635)	6,181	171,331

	￦	1,074,031	56,113	557,040	(441)	(35,586)	(34,863)	1,616,294

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.
(*2)	Represents increases in investment property due to business combination upon reclassification of QSONE Co.,Ltd. into a subsidiary during the year ended December 31, 2023.

F-6
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022					2023
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	3,103,218	(53)	—	3,103,165	3,295,768	(5,524)	—	3,290,244
Buildings		10,102,634	(5,922,285)	(5,455)	4,174,894	10,671,833	(6,237,883)	(6,318)	4,427,632
Structures		6,989,634	(3,826,658)	(49)	3,162,927	7,159,034	(4,077,472)	(38)	3,081,524
Machinery and equipment		52,198,121	(35,767,810)	(7,481)	16,422,830	54,184,134	(37,630,472)	(14,470)	16,539,192
Vehicles		337,932	(284,897)	(904)	52,131	383,891	(302,246)	(2,050)	79,595
Tools		497,173	(405,844)	(368)	90,961	557,394	(428,215)	(314)	128,865
Furniture and fixtures		796,405	(622,944)	(116)	173,345	840,366	(650,424)	(55)	189,887
Lease assets		1,299,779	(378,581)	—	921,198	1,468,295	(469,990)	—	998,305
Bearer plants		180,486	(38,766)	—	141,720	186,723	(49,392)	—	137,331
Construction-in- progress		3,621,269	(73,266)	(9,978)	3,538,025	6,421,533	(76,357)	(11,503)	6,333,673

	￦	79,126,651	(47,321,104)	(24,351)	31,781,196	85,168,971	(49,927,975)	(34,748)	35,206,248

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(*1)	Ending
Land	￦	2,702,715	89,357	248,858	(1,247)	—	—	63,482	3,103,165
Buildings		4,204,450	127,837	37,741	(9,957)	(317,350)	(11,230)	143,403	4,174,894
Structures		3,131,795	82,130	38,535	(3,274)	(253,996)	(5,084)	172,821	3,162,927
Machinery and equipment		16,420,156	597,172	1,216	(33,511)	(2,303,917)	(184,706)	1,926,420	16,422,830
Vehicles		46,030	15,592	902	(1,017)	(18,717)	(123)	9,464	52,131
Tools		77,795	32,386	203	(187)	(37,170)	(351)	18,285	90,961
Furniture and fixtures		166,162	33,936	1,963	(1,175)	(59,359)	(1,990)	33,808	173,345
Lease assets		867,746	184,260	193,572	(22,029)	(168,521)	—	(133,830)	921,198
Bearer plants		154,682	—	—	—	(9,691)	—	(3,271)	141,720
Construction- in-progress		1,825,167	3,947,703	11,111	(383)	—	(9,699)	(2,235,874)	3,538,025

	￦	29,596,698	5,110,373	534,101	(72,780)	(3,168,721)	(213,183)	(5,292)	31,781,196

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

F-6
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*3)
The Company estimated the recoverable amounts (net fair value) of damaged assets due the flooding of Naengcheon stream in Pohang, and recognized an impairment loss of
~~W~~
207,072 million since recoverable amounts are less than their carrying amounts.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3,4)	Others(*1)	Ending
Land	￦	3,103,165	83,489	32,565	(7,502)	—	(5,471)	83,998	3,290,244
Buildings		4,174,894	53,344	5,770	(14,619)	(326,280)	(28,614)	563,137	4,427,632
Structures		3,162,927	16,498	3,651	(6,915)	(261,970)	(28,483)	195,816	3,081,524
Machinery and equipment		16,422,830	211,181	—	(63,195)	(2,401,947)	(202,885)	2,573,208	16,539,192
Vehicles		52,131	34,004	—	(782)	(26,322)	—	20,564	79,595
Tools		90,961	40,170	—	(607)	(52,444)	(77)	50,862	128,865
Furniture and fixtures		173,345	36,975	655	(1,516)	(61,947)	(63)	42,438	189,887
Lease assets		921,198	243,433	—	(15,095)	(170,386)	—	19,155	998,305
Bearer plants		141,720	—	—	—	(9,579)	—	5,190	137,331
Construction-in-progress		3,538,025	6,388,837	—	(2,269)	—	(8,420)	(3,582,500)	6,333,673

	￦	31,781,196	7,107,931	42,641	(112,500)	(3,310,875)	(274,013)	(28,132)	35,206,248

(*1)
Represents assets transferred from
construction-in-progress
to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)
Represents increases in property, plant and equipment upon reclassification of QSONE Co.,Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the year ended December 31, 2023.

(*3)
The Company terminated operations of certain portions of the lithium production facilities and others located in Gwangyang and Argentina due to changes in operation plans. The Company estimated the recoverable amount of these assets at the net fair value, and recognized an impairment loss of
￦
196,207 million since recoverable amounts are less than their carrying amounts.

(*4)
The Company identified impairment indications for the hydrogen peroxide production facilities located in Gwangyang due to fluctuations in raw material prices and changes in production plans. The Company estimated the recoverable amount of these assets at the net fair value, and recognized an impairment loss of
￦
46,535 million since recoverable amounts are less than their carrying amounts.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Weighted average expenditure	￦	1,230,145	1,657,425	3,585,047
Borrowing costs capitalized		31,295	44,264	126,260
Capitalization rate (%)		2.25 ~ 3.16	2.39 ~ 3.85	1.53 ~ 6.91

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2022 and 2023 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2022		2023
Land	Korean Development Bank and others	￦	1,161,696	1,100,811
Buildings and structures	Korean Development Bank and others		1,449,066	1,410,864
Machinery and equipment	Korean Development Bank and others		2,123,621	2,014,210

		￦	4,734,383	4,525,885

As of December 31, 2023, assets pledged as collateral related to the Company’s borrowings and others amounting to
~~W~~
6,643,746 million include investment properties and other assets such as right to use land.

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Depreciation	Others	Ending
Land	￦	391,446	18,077	—	(16,843)	(24,513)	368,167
Buildings and structures		143,854	74,454	6,714	(50,397)	(10,977)	163,648
Machinery and equipment		256,205	43,088	175,795	(56,333)	(99,734)	319,021
Vehicles		14,753	12,467	98	(12,015)	3,349	18,652
Ships		210,056	23,793	—	(18,355)	2	215,496
others		19,899	12,381	10,965	(21,467)	(14,916)	6,862

	￦	1,036,213	184,260	193,572	(175,410)	(146,789)	1,091,846

(*1)	Represents increases in right-in-use assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	￦	368,167	10,470	(15,582)	734	363,789
Buildings and structures		163,648	49,929	(52,697)	(9,514)	151,366
Machinery and equipment		319,021	73,761	(55,481)	18,303	355,604
Vehicles		18,652	38,410	(16,456)	7,622	48,228
Ships		215,496	28,178	(22,920)	—	220,754
others		6,862	42,901	(12,885)	(6,983)	29,895

	￦	1,091,846	243,649	(176,021)	10,162	1,169,636

F-
69

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Interest on lease liabilities	￦	32,331	34,936	41,109
Expenses related to short-term leases		20,885	29,931	52,486
Expenses related to leases of low-value assets		18,577	17,877	20,103

	￦	71,793	82,744	113,698

15.	Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2022 and 2023 are as follows:

	2022					2023
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	￦	1,723,974	(1,281,487)	—	442,487	1,720,753	(1,317,581)	—	403,172
Intellectual property rights		4,944,973	(1,808,901)	—	3,136,072	5,167,677	(2,138,026)	—	3,029,651
Membership		135,905	(2,963)	—	132,942	141,306	(3,122)	—	138,184
Development expense		687,437	(571,266)	—	116,171	758,878	(631,974)	(86)	126,818
Port facilities usage rights		681,530	(484,319)	—	197,211	681,530	(499,119)	—	182,411
Exploration and evaluation assets		260,548	(159,557)	—	100,991	324,324	(160,878)	—	163,446
Development assets		78,970	—	—	78,970	10,235	—	—	10,235
Customer relationships		865,691	(624,380)	—	241,311	865,753	(668,858)	—	196,895
Other intangible assets		1,175,409	(783,088)	(25)	392,296	1,260,067	(796,052)	(43)	463,972

	￦	10,554,437	(5,715,961)	(25)	4,838,451	10,930,523	(6,215,610)	(129)	4,714,784

F-7
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*3,4)	Disposals	Amortization	Impairment loss(*5)	Others(*2)	Ending
Goodwill	￦	735,969	—	66,206	—	—	(369,337)	9,649	442,487
Intellectual property rights		2,225,808	354,179	912,971	(582)	(326,494)	379	(30,189)	3,136,072
Membership(*1)		142,370	9,230	—	(2,082)	(145)	854	(17,285)	132,942
Development expense		153,973	1,800	—	(13)	(67,446)	(1,046)	28,903	116,171
Port facilities usage rights		216,021	—	—	—	(14,800)	—	(4,010)	197,211
Exploratation and evaluation assets		61,957	24,583	21,266	—	—	—	(6,815)	100,991
Development assets		—	6,607	76,591	—	—	—	(4,228)	78,970
Customer relationships		285,720	—	—	—	(44,478)	—	69	241,311
Other intangible assets		344,491	99,388	26,649	(145)	(35,472)	(232)	(42,383)	392,296

	￦	4,166,309	495,787	1,103,683	(2,822)	(488,835)	(369,382)	(66,289)	4,838,451

(*1)	Economic useful life of membership is indefinite.
(*2)
Represents assets transferred from
construction-in-progress
to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	Represents increases in intangible assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*4)	Represents increases in intangible assets upon acquisition of POSCO Silicon Solution Co., Ltd during the year ended December 31, 2022.
(*5)
During the year ended December 31, 2022, impairment loss of
~~W~~
337,953 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment of green infrastructure, was recognized as the recoverable amount is less than the carrying amount of the CGU.

F-7
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*3)	Others(*2)	Ending
Goodwill	￦	442,487	—	—	—	(36,093)	(3,222)	403,172
Intellectual property rights		3,136,072	208,874	(5)	(321,752)	(89,986)	96,448	3,029,651
Membership(*1)		132,942	7,360	(1,920)	(170)	11	(39)	138,184
Development expense		116,171	13,130	(97)	(73,319)	—	70,933	126,818
Port facilities usage rights		197,211	—	—	(14,800)	—	—	182,411
Exploratation and evaluation assets		100,991	67,000	—	—	(1,204)	(3,341)	163,446
Development assets		78,970	27,831	—	—	—	(96,566)	10,235
Customer relationships		241,311	—	—	(44,478)	—	62	196,895
Other intangible assets		392,296	139,100	(625)	(43,674)	(2,055)	(21,070)	463,972

	￦	4,838,451	463,295	(2,647)	(498,193)	(129,327)	43,205	4,714,784

(*1)	Economic useful life of membership is indefinite.
(*2)
Represents assets transferred from
construction-in-progress
to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)
During the year ended December 31, 2023, POSCO Canada Ltd., a subsidiary, decided to make an investment in kind in Greenhills Mine, which was accounted for as a joint operation, to a new partnership established by Teck Coal Partnership, the main operator. POSCO Canada Ltd. estimated the recoverable amount of the contributed assets of the joint operation considering the fair value of acquired shares of the new partnership, and recognized an impairment loss of
~~W~~
88,518 million since recoverable amounts are less than their carrying amounts.

F-7
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)
For the purpose of impairment testing, goodwill is allocated to individual operating entities each of which is determined to be a CGU. The goodwill amounts as of December 31, 2022 and 2023 are as follows:

(in millions of Won)		Total number of CGUs
Reportable segments		2022	2023	CGUs	2022		2023
Steel		10	10	POSCO VST CO., LTD.	￦	36,955	36,955
				POSCO Center Beijing		173	173
				Others		13,741	13,806
Green Infrastructure	Tranding	4	4	POSCO INTERNATIONAL Corporation — Global Business Division(*1)		240,092	240,092
				POSCO INTERNATIONAL Corporation — Energy Division		26,471	26,471
				Others		7,270	7,513
	E&C	2	2	POSCO Eco & Challenge Co., Ltd.		24,868	—
				POSCO WIDE Co., Ltd		35,728	32,585
	Logistics, etc	1	1	Shinan Green Energy Co., Ltd.		17,804	9,722
Green Materials		3	3	POSCO FUTURE M CO., LTD		8,800	8,800
				Posco Silicon Solution Co., Ltd		30,477	26,947
				Zhangjiagang Pohang Refractions Co., Ltd.		108	108

		20	20		￦	442,487	403,172

(*1)
The recoverable amount of the Global Business Division of POSCO INTERNATIONAL Corporation, a subsidiary in trading segment of the green infrastructure business, is determined based on its value in use. As of December 31, 2023, the value in use is estimated by applying an
 7.73% (2022: 8.97%)
post-tax
discount rate to the future cash flows estimated based on management’s
5-year
business plan and terminal growth rate of 1.0% (2022: 1.7%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. No impairment loss on goodwill was recognized for the year ended December 31, 2023 as the recoverable amount exceeded the carrying amount of the CGU.

The Company calculated the value in use by discounting the
post-tax
cash flows at the
post-tax
discount rate, which is materially the same as applying
pre-tax
discount rate of 10.38% (2022: 11.54%) to
pre-tax
cash flows.
The value in use of the CGU is sensitive to assumptions such as discount rate, terminal growth and estimated revenue used in discount cash flow model. If the discount rate increases by 0.5%, the value in use would have decreased by
￦
304,741 million or 7.96%. If the terminal growth rate decreases by 0.5%, the value in use would have decreased by
￦
106,403 million or 2.78%.
The Company believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed the recoverable amount of the CGU.

F-7
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

16.	Other Assets
Other current assets and other
non-current
assets as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Current
Advance payments	￦	782,439	593,300
Prepaid expenses		263,536	226,960
Firm commitment asset		9,674	3,418
Others		20,290	17,306

	￦	1,075,939	840,984

Non-current
Long-term advance payments	￦	23,429	46,989
Long-term prepaid expenses		53,803	30,232
Others(*1)		90,143	95,974

	￦	167,375	173,195

(*1)
As of December 31, 2022, the Company recognized tax assets amounting to
￦
6,764 million, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized. As of December 31, 2023, there is no estimated tax amounts to be refunded as the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification.

F-7
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2022		2023
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2023~ December, 2023	January, 2024~ December, 2024	3.65~7.72	￦	197,718	69,160
Short-term borrowings	HSBC and others	December, 2022~ December, 2023	January, 2024~ December, 2024	0.22~49.69		6,635,402	4,890,120

						6,833,120	4,959,280

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ March, 2023	April, 2024~ December, 2024	0.25~8.69		2,302,592	990,088
Current portion of debentures	KB Securities co.,Ltd. and others	March, 2019~ October, 2021	January, 2024~ October, 2024	1.51~2.52		2,782,049	3,255,375
Less: Current portion of discount on debentures issued						(1,767)	(2,217)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September, 2021	September, 2026			—	1,756,691

						5,082,874	5,999,937

					￦	11,915,994	10,959,217

(b)	Long-term borrowings, excluding current portion as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2022		2023
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2023	January, 2025~ March, 2040	0.19~8.69	￦	2,718,212	4,590,541
Less: Present value discount						(8,951)	(9,414)
Bonds	KB Securities co.,Ltd. and others	July, 2015~ November, 2023	January, 2025~ January, 2033	1.68~6.85		8,351,006	10,478,394
Less: Discount on debentures issued						(28,893)	(48,359)
Exchangeable bonds(*1,2)	Foreign currency exchangeable bonds	September, 2021	September, 2026			1,358,294	—

					￦	12,389,668	15,011,162

(*1)	As of December 31, 2023, exchangeable bonds were reclassified as current liabilities because the bondholders’ put option for redemption is exercisable within 12 months.

F-7
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*2)	The issuance conditions of the exchangeable bonds issued by the Company are as follows :

Foreign currency exchangable bonds
Type of bond	Exchangable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate : -
- Yield to Maturity : (0.78%)
Maturity date	September 1, 2026
Redemption
1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum
2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%
Exchange price (Won/share)	449,066(*)
Underlying shares exchange	Registered common shares (treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuannce of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders
- 3 years (September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer
- Share price (based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance
(Clean-Up
Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange price has changed due to cash dividends during the year ended December 31, 2023.

F-7
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 2023 are as follows:

(in millions of Won)	Bank	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	￦	4,391,431	5,925,533
Trade accounts and notes receivable	Korea Development Bank and others		132,942	132,942
Financial instruments	Woori Bank and others		36,018	36,018

		￦	4,560,391	6,094,493

18. Other Payables
Other payables as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Current
Accounts payable	￦	1,423,402	1,174,097
Accrued expenses		981,609	1,046,891
Dividend payable		4,371	3,261
Lease liabilities		149,384	163,952
Withholdings		307,102	349,277

	￦	2,865,868	2,737,478

Non-current
Accounts payable	￦	15,713	14,143
Accrued expenses		8,102	8,073
Lease liabilities		674,098	760,368
Long-term withholdings		92,489	90,981

	￦	790,402	873,565

F-7
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

19.	Other Financial Liabilities
Other financial liabilities as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Current
Derivatives liabilities	￦	95,157	38,631
Financial guarantee liabilities		11,370	5,114
Others(*1)		—	119,881

	￦	106,527	163,626

Non-current
Derivatives liabilities	￦	79,984	81,291
Financial guarantee liabilities		7,068	7,858
Others		—	64,633

	￦	87,052	153,782

(*1)
The Company recognized other financial liabilities in connection with the put option agreement which POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.), a subsidiary, entered into with GM Battery Raw Materials Corporation.

20.	Provisions

(a)	Provisions as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022			2023
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	136,275	33,157	146,277	38,114
Provision for construction warranties		35,702	170,272	50,222	146,536
Provision for legal contingencies and claims(*1)		46,823	59,518	20,893	52,169
Provision for the restoration(*2,3)		6,049	185,097	14,567	161,253
Others(*4,5,6)		291,139	131,874	187,785	69,937

	￦	515,988	579,918	419,744	468,009

(*1)
The Company recognized probable outflow of resources amounting to
￦
52,530 million and
￦
45,712 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of December 31, 2022 and 2023, respectively.

(*2)
Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery amounting to
￦
17,005 million as provisions for restoration as of December 31, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 3.77%~3.89% to measure present value of these costs.

(*3)
During the year ended December 31, 2023, due to contamination of river water quality near Greenhills Mine owned as joint operation by POSCO Canada Ltd., the Company calculated present value of estimated costs for recovery amounting to
￦
119,710 million as provisions for improvement and reclassified as liabilities held for sale as of December 31, 2023.

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*4)
As of December 31, 2022 and December 31, 2023, POSCO INTERNATIONAL Corporation and Korea Fuel Cell, recognized
￦
97,928 million and
￦
23,224 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)
As of December 31, 2022 and December 31, 2023, the Company has recognized emission liabilities amounting to
￦
14,178 million and
￦
9,065 million respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(*6)
According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of December 31, 2022 and December 31, 2023, the Company recognized
￦
123,073 million and
￦
64,166 million, respectively, as provision liabilities.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and working service rendered
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	138,533	176,677	(137,092)	(5,813)	(2,873)	169,432
Provision for construction warranties		236,660	52,438	(73,853)	(8,287)	(984)	205,974
Provision for legal contingencies and claims		93,491	47,344	(33,175)	(8,654)	7,335	106,341
Provision for the restoration		159,531	45,130	(43,168)	(1,299)	30,952	191,146
Others		360,861	317,621	(203,985)	(60,738)	9,254	423,013

	￦	989,076	639,210	(491,273)	(84,791)	43,684	1,095,906

(*1)	Includes adjustments of foreign currency translation differences and others.

F-
79

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	169,432	181,221	(158,529)	(6,063)	(1,670)	184,391
Provision for construction warranties		205,974	42,653	(49,117)	(8,350)	5,598	196,758
Provision for legal contingencies and claims		106,341	16,327	(48,144)	(3,599)	2,137	73,062
Provision for the restoration		191,146	104,227	(9,887)	(80)	(109,586)	175,820
Others		423,013	189,227	(255,001)	(112,909)	13,392	257,722

	￦	1,095,906	533,655	(520,678)	(131,001)	(90,129)	887,753

(*1)	Includes transfer to liabilities held for sale and adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a)	Defined contribution plans
The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Expense related to post-employment benefit plans under defined contribution plans	￦	54,527	62,467	70,394

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Present value of funded obligations	￦	2,200,127	2,445,797
Fair value of plan assets(*1)		(2,703,639)	(2,902,714)
Present value of non-funded obligations		20,560	30,912

Net defined benefit liabilities	￦	(482,952)	(426,005)

(*1)
As of December 31, 2022 and 2023, the Company recognized net defined benefit assets amounting to
￦
520,659 million and
￦
464,758 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

F-8
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022		2023
Defined benefit obligations at the beginning of year	￦	2,415,031	2,220,687
Current service costs		235,007	235,340
Interest costs		71,348	97,660
Remeasurements :		(192,339)	178,649
- Loss (gain) from change in financial assumptions		(381,800)	165,919
- Loss (gain) from change in demographic assumptions		(621)	(16,094)
- Loss (gain) from change in others		190,082	28,824
Benefits paid		(300,353)	(263,547)
Others		(8,007)	7,920

Defined benefit obligations at the end of year	￦	2,220,687	2,476,709

3)	Changes in fair value of plan assets for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022		2023
Fair value of plan assets at the beginning of year	￦	2,620,046	2,703,639
Interest on plan assets		77,745	126,386
Remeasurement of plan assets		(57,335)	22,400
Contributions to plan assets		346,773	279,225
Benefits paid		(287,312)	(233,689)
Others		3,722	4,753

Fair value of plan assets at the end of year	￦	2,703,639	2,902,714

The Company expects to make an estimated contribution of
￦
281,169 million to the defined benefit plan assets in 2024.

4)	The fair value of plan assets as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Equity instruments	￦	5,949	6,867
Debt instruments		758,250	529,313
Deposits		1,813,863	2,155,063
Others		125,577	211,471

	￦	2,703,639	2,902,714

F-8
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

5)	The amounts recognized in consolidated statement of comprehensive income for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Current service costs	￦	243,029	235,007	235,340
Net interest costs(*1)		538	(6,397)	(28,726)

	￦	243,567	228,610	206,614

(*1)	The actual return on plan assets amounted to ￦ 42,051 million, ￦ 20,410 million and ￦ 148,786 million for the years ended December 31, 2021, 2022 and 2023, respectively.
The expenses by function were as follows:

(in millions of Won)	2021		2022	2023
Cost of sales	￦	166,734	156,576	135,687
Selling and administrative expenses		76,265	71,060	70,746
Others		568	974	181

	￦	243,567	228,610	206,614

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Beginning	￦	(553,221)	(502,066)	(396,297)
Current actuarial gains (losses)		51,155	105,769	(118,548)

Ending	￦	(502,066)	(396,297)	(514,845)

7)	The principal actuarial assumptions as of December 31, 2022 and 2023 are as follows:

(%)	2022	2023
Discount rate	2.00 ~ 7.60	0.92 ~ 7.60
Expected future increase in salaries(*1)	1.50 ~ 12.20	2.30 ~ 28.11

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 5 years.
All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

F-8
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

8)
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(151,746)	(6.1)	172,840	7.0
Expected future increase in salaries		171,615	6.9	(153,433)	(6.2)

9)	As of December 31, 2023, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	￦	305,269	1,000,746	743,159	1,018,133	404,773	3,472,080
The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

22.	Other Liabilities
Other liabilities as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Current
Due to customers for contract work	￦	756,316	624,632
Advances received		787,477	910,659
Unearned revenue		62,030	69,062
Withholdings		369,067	297,442
Firm commitment liability		7,566	20,136
Others(*1)		24,375	21,929

	￦	2,006,831	1,943,860

Non-current
Advances received	￦	433,958	2
Unearned revenue		22,203	8,889
Others(*1)		129,673	105,583

	￦	585,834	114,474

(*1)
As of December 31, 2022 and

2023, the Company recognized the
liabilities assumed
amounted to
￦
71,248 million and
￦
56,325 million, respectively
,
related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited.

F-8
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2022 and 2023 are as follows:
①
December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	350,149	—	350,149	—	350,149
Short-term financial instruments		8,006,081	—	8,006,081	—	8,006,081
Debt securities		75,876	—	69,926	5,950	75,876
Other securities		632,469	29,687	1,022	601,760	632,469
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		9,846	—	9,846	—	9,846
Fair value through other comprehensive income
Equity securities		1,462,088	1,210,124	—	251,964	1,462,088
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		8,053,108	—	—	—	—
Trade accounts and notes receivable		8,414,667	—	—	—	—
Other receivables		2,458,227	—	—	—	—
Debt securities		124,147	—	—	—	—
Deposit instruments		2,581,802	—	—	—	—

	￦	32,170,460	1,239,811	8,437,024	861,674	10,538,509

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	157,036	—	157,036	—	157,036
Borrowings		1,358,294	1,358,294	—	—	1,358,294
Derivative hedging instruments(*2)		18,105	—	18,105	—	18,105
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,520,821	—	—	—	—
Borrowings		22,947,368	—	22,331,771	—	22,331,771
Financial guarantee liabilities		18,438	—	—	—	—
Others		2,789,195	—	—	—	—

	 ~~￦~~ 	32,809,257	1,358,294	22,506,912	—	23,865,206

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

F-8
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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

②
December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	291,541	—	291,541	—	291,541
Short-term financial instruments		6,540,407	—	6,540,407	—	6,540,407
Equity securities		99,254	61,665	—	37,589	99,254
Debt securities		88,196	—	75,183	13,013	88,196
Other securities		669,687	—	270	669,417	669,687
Derivative hedging instruments(*2)		9,601	—	9,601	—	9,601
Fair value through other comprehensive income
Equity securities		1,694,277	1,539,205	—	155,072	1,694,277
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		6,670,879	—	—	—	—
Trade accounts and notes receivable		9,155,521	—	—	—	—
Other receivables		2,750,036	—	—	—	—
Debt securities		295,201	—	—	—	—
Deposit instruments		4,423,327	—	—	—	—

	￦	32,687,927	1,600,870	6,917,002	875,091	9,392,963

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	116,748	—	116,748	—	116,748
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Other financial Liabilities		119,258	—	—	119,258	119,258
Derivative hedging instruments(*2)		3,174	—	3,174	—	3,174
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,782,825	—	—	—	—
Borrowings		24,213,689	—	24,310,166	—	24,310,166
Financial guarantee liabilities		12,972	—	—	—	—
Others		3,241,459	—	—	—	—
Other financial Liabilities		65,256	—	—	—	—

	 ~~￦~~ 	35,312,072	1,756,691	24,430,088	119,258	26,306,037

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

F-8
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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

3)	Financial assets classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2023 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	￦	104,529	Discounted cash flows	Growth rate	0% ~ 1.00%	As growth rate increases, fair value increases
				Discount rate	9.64% ~ 26.60%	As discount rate increases, fair value decreases
		113,626	Proxy firm valuation method	Price multiples	0.695~3.343	As price multiples increases, fair value increases
		656,936	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy
If other inputs remain constant as of December 31, 2023 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	1,511	(1,308)
	Fluctuation 0.5% of discount rate		2,125	(1,938)

F-8
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022		2023
Beginning	￦	620,914	861,674
Acquisition		182,217	100,442
Gain(Loss) on valuation of financial assets		24,613	39,621
Other comprehensive income(loss)		126,510	22,526
Disposal and others		(92,580)	(149,172)

Ending	￦	861,674	875,091

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2021, 2022 and 2023 were as follows:

①	For the year ended December 31, 2021

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	158,121	(12,093)	—	12,119	26,170	184,317	—
Derivative assets		—	213,724	—	370,547	—	584,271	—
Financial assets at fair value through other comprehensive income		—	—	—	—	48,281	48,281	214,888
Financial assets measured at amortized cost		134,122	—	651,435	(17,769)	(7,149)	760,639	—
Financial liabilities at fair value		—	54,057	33,069	—	(15,876)	71,250	—
Derivative liabilities		—	55,858	—	(465,174)	—	(409,316)	309
Financial liabilities measured at amortized cost		(439,826)	—	(846,202)	(16)	11,537	(1,274,507)	—

	￦	(147,583)	311,546	(161,698)	(100,293)	62,963	(35,065)	215,197

F-8
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

②	For the year ended December 31, 2022

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	20,421	(599,777)	—	237,771	545	(341,040)	—
Derivative assets		—	232,246	—	797,211	—	1,029,457	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,837	38,837	(10,076)
Financial assets measured at amortized cost		226,584	—	414,944	(64,244)	(42,433)	534,851	—
Financial liabilities at fair value		—	85,790	(8,891)	—	—	76,899	—
Derivative liabilities		—	(162,649)	—	(647,418)	—	(810,067)	1,023
Financial liabilities measured at amortized cost		(607,458)	—	(893,377)	—	1,443	(1,499,392)	—

	￦	(360,453)	(444,390)	(487,324)	323,320	(1,608)	(970,455)	(9,053)

③	For the year ended December 31, 2023

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	—	520,884	—	190,531	560	711,975	—
Derivative assets		—	167,997	—	289,423	—	457,420	—
Financial assets at fair value through other comprehensive income		—	—	—	—	49,586	49,586	257,725
Financial assets measured at amortized cost		502,147	—	211,077	(84,649)	(6,347)	622,228	—
Financial liabilities at fair value		—	(305,562)	(92,835)	—	—	(398,397)	—
Derivative liabilities		—	(44,323)	—	(276,600)	—	(320,923)	(1,292)
Financial liabilities measured at amortized cost		(1,001,290)	—	(466,244)	11	(26,616)	(1,494,139)	—

	￦	(499,143)	338,996	(348,002)	118,716	17,183	(372,250)	256,433

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	Credit risk

1)	Credit risk exposure
The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Cash and cash equivalents	￦	8,053,108	6,670,879
Derivative assets		359,995	301,142
Short-term financial instrument		8,006,082	6,540,407
Debt securities		200,023	383,397
Other securities		632,469	669,687
Other receivables		2,460,227	2,750,036
Trade accounts and notes receivable		9,754,813	10,845,505
Deposit instruments		2,581,802	4,423,327

	￦	32,048,519	32,584,380

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2022 and 2023, the maximum exposure to credit risk related to the financial guarantee amounted to
￦
3,982,288 million and
￦
3,939,463 million, respectively.

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

①	Allowance for doubtful accounts as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Trade accounts and notes receivable	￦	378,100	330,898
Other accounts receivable		178,264	185,987
Loans		165,051	417,725
Other assets		9,098	18,109

	￦	730,513	952,719

②	Impairment losses on financial assets for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022		2023
Bad debt expenses	￦	24,791	(17,785)
Other bad debt expenses(*1)		14,968	291,340
Less: Recovery of allowance for other bad debt accounts		(5,144)	(7,641)

	￦	34,615	265,914

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

F-
8
9

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2022 and 2023 are as follows:

	2022			2023
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Current (not past due)	￦	7,888,518	20,752	9,674,258	13,155
Over due less than 1 month		864,391	63,311	681,782	5,448
1 month - 3 months		388,151	10,337	131,267	3,521
3 months - 12 months		517,171	12,645	291,774	27,248
Over 12 months		446,045	271,055	397,322	281,526

	￦	10,104,276	378,100	11,176,403	330,898

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2022 and 2023 are as follows:

	2022			2023
(in millions of Won)	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
Current (not past due)	￦	2,049,908	53,070	2,948,837	347,108
Over due less than 1 month		141,718	2,987	29,653	40
1 month - 3 months		108,152	16,408	56,574	1,812
3 months - 12 months		24,912	930	133,081	91,621
over 12 months		487,950	279,018	203,712	181,240

	￦	2,812,640	352,413	3,371,857	621,821

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Beginning	￦	753,693	717,365	730,513
Bad debt expenses(reversal)		40,153	24,791	(17,785)
Other bad debt expenses		(12,975)	9,824	283,699
Others(*1)		(63,506)	(21,467)	(43,708)

Ending	￦	717,365	730,513	952,719

(*1)	Others for the years ended December 31, 2021, 2022 and 2023, included decreases mainly due to write-off amounting to ￦ 86,111 million, ￦ 20,855 million and ￦ 51,831 million, respectively.

F-
90

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	Liquidity risk

1)	Contractual maturities of non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	￦	5,782,825	5,782,825	5,782,825	—	—
Borrowings(*1)		25,970,379	28,112,630	11,535,464	14,940,495	1,636,671
Financial guarantee liabilities(*2)		12,972	3,939,463	3,939,463	—	—
Lease liabilities		924,320	1,107,761	163,952	506,381	437,428
Other financial liabilities		2,317,139	2,317,510	2,204,034	113,476	—

	￦	35,007,635	41,260,189	23,625,738	15,560,352	2,074,099

(*1)	For exchangeable bonds, c ash flow is allocated to the period in which the investor’s right to claim early redemption could be exercised.
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities of derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	￦	33,367	4,984	—	38,351
Currency swap		1,983	5,074	10,651	17,708
Interest rate swap		—	16,278	—	16,278
Others		3,281	44,304	—	47,585

	￦	38,631	70,640	10,651	119,922

(d)	Currency risk

1)
The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2022 and 2023 is as follows:

(in millions of Won)	2022			2023
	Assets		Liabilities	Assets	Liabilities
USD	￦	5,553,742	8,996,494	4,979,817	11,146,695
EUR		574,739	2,438,031	538,330	2,882,376
JPY		525,815	384,535	343,321	264,563
Others		1,614,928	807,876	1,108,650	461,634

F-9
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)
As of December 31, 2022 and 2023, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022			2023
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(344,275)	344,275	(616,688)	616,688
EUR		(186,329)	186,329	(234,405)	234,405
JPY		14,128	(14,128)	7,876	(7,876)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Fixed rate
Financial assets	￦	21,394,764	19,118,092
Financial liabilities		(16,932,079)	(19,237,434)

	￦	4,462,685	(119,342)

Variable rate
Financial liabilities	￦	(8,197,066)	(7,657,266)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate
The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2022 and 2023, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022			2023
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦	(81,971)	81,971	(76,573)	76,573

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2022 and 2023 are as follows:

(Share, in Won)	2022		2023
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

F-9
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*1)	As of December 31, 2023, total number of ADRs of 20,430,296 outstanding in overseas stock market are equivalent to 5,107,574 shares of common stock.
(*2)
As of December 31, 2023, the difference between the ending balance of common stock and the aggregate par value of issued common stock is
￦
59,547 million due to retirement of 11,909,395 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2022 and 2023 were as follows:

(share)	2022			2023
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(11,561,263)	75,625,572	84,571,230	(8,722,053)	75,849,177
Disposal of treasury shares	—	223,605	223,605	—	27,030	27,030
Retirement of treasury shares	(2,615,605)	2,615,605	—	—	—	—

Ending	84,571,230	(8,722,053)	75,849,177	84,571,230	(8,695,023)	75,876,207

(c)	Capital surplus as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		806,114	808,994
Other capital surplus		140,349	399,971

	￦	1,410,288	1,672,790

25.	Hybrid Bonds

(a)
As of December 31, 2022, POSCO, a subsidiary of the Company, held hybrid bonds, which were classified as non-controlling
interests in the consolidated financial statements. During the year ended December 31, 2023, the call option on the hybrid bonds was exercised and redeemed. Hybrid bonds as of December 31, 202
2
 and December 31, 202
3
 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2022		2023
Hybrid bond 1-2(*1,2)	2013-06-13	2043-06-13	4.60	￦	200,000	—
Issuance cost					(616)	—

				￦	199,384	—

(*1)	During the year ended December 31, 2023, call option on the hybrid bonds was exercised and redeemed by POSCO, a subsidiary of the Company.

F-9
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*2)	Details of issuance of hybrid bonds as of December 31, 2023 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The issuer has a right to extend the maturity date)

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

(b)
As of December 31, 2022, POSCO INTERNATIONAL Corporation, a subsidiary of the Company, held hybrid bonds, which were classified as non-controlling
interests in the consolidated financial statements. During the year ended December 31, 2023, the call option on the hybrid bonds was exercised and redeemed. POSCO ENERGY CO., LTD., which issued hybrid bonds, was merged with POSCO INTERNATIONAL Corporation during the year ended December 31, 2023. Hybrid bonds as of December 31, 2022 and December 31, 2023 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2022		2023
Hybrid bond 1-4(*1,2)	2013-08-29	2043-08-29	5.21	￦	140,000	—
Issuance cost					(429)	—

				￦	139,571	—

(*1)	During the year ended December 31, 2023, call option on the hybrid bonds was exercised and redeemed by POSCO INTERNATIONAL Corporation, a subsidiary of the Company.
(*2)	Details of issuance of hybrid bonds are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

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

F-9
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

26.	Reserves

(a)	Reserves as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(406,555)	(180,964)
Changes in fair value of equity investments at fair value through other comprehensive income		(103,843)	153,279
Foreign currency translation differences		60,487	94,605
Gain or losses on valuation of derivatives		(3)	(644)
Others		5,924	980

	￦	(443,990)	67,256

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022		2023
Beginning balance	￦	(153,359)	(103,843)
Changes in unrealized fair value of equity investments		37,068	260,603
Reclassification upon disposal		20,729	—
Others		(8,281)	(3,481)

Ending balance	￦	(103,843)	153,279

27.	Treasury Shares
Based on the Board of Directors’ resolution, POSCO HOLDINGS INC. holds treasury shares for business purposes including its share price stabilization. The changes in treasury shares for the years ended December 31, 2022 and 2023 were as follows:

(shares, in millions of Won)	2022			2023
	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	￦	2,508,294	8,722,053	￦	1,892,308
Disposal of treasury shares	(223,605)		(48,513)	(27,030)		(2,650)
Retirement of treasury shares	(2,615,605)		(567,473)	—		—

Ending	8,722,053	￦	1,892,308	8,695,023	￦	1,889,658

F-9
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

28.	Share-Based Payments
The Company is operating a share-based payment program, under which the Company will pay treasury shares to executives of the Company and its subsidiaries based on performance evaluation. Total quantity of treasury shares to be paid in 2024, based on performance evaluation of 2023, is 19,288 shares for executives of POSCO HOLDINGS INC., and 41,378 shares for executives of subsidiaries including POSCO. As of December 31, 2023, the Company recognized
￦
18,898 million as other capital surplus.
Subsidiaries of the Company including POSCO INTERNATIONAL Corporation is operating a share-based payment program, under which the Company will pay treasury shares of the subsidiaries to executives and employees based on performance evaluation. Total quantity of treasury shares to be paid in 2024, based on performance evaluation of 2023, is 385,542 shares. As of December 31, 2023, the Company recognized
￦
17,324 million as non-controlling interests.
The fair value of the treasury shares expected to be paid to the Company’s executives and employees as of the date of pay is accounted for as other administrative expenses. Meanwhile, the shares to be paid by the controlling company was accounted for as other capital surplus, and the shares to be paid by subsidiaries including POSCO INTERNATIONAL Corporation, was accounted for as non-controlling interests. The actual quantity of treasury shares to be paid will be determined after the board of director’s resolution and performance evaluation.

29.	Revenue

(a)	Disaggregation of revenue
Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2021, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and Others	Green Materials and energy	Others	Total
Types of revenue
Revenue from sales of goods	￦	40,305,393	24,233,531	—	7,751	1,210,874	219,425	65,976,974
Revenue from services		680,513	547,369	58,807	2,027,133	3,150	102,881	3,419,853
Revenue from construction contract		—	—	6,014,050	—	27,933	34	6,042,017
Others		107,499	284,708	2,365	26,393	—	149,392	570,357

	￦	41,093,405	25,065,608	6,075,222	2,061,277	1,241,957	471,732	76,009,201

Timing of revenue recognition
Revenue recognized at a point in time	￦	40,412,892	24,518,239	491,313	34,144	1,210,874	368,817	67,036,279
Revenue recognized over time		680,513	547,369	5,583,909	2,027,133	31,083	102,915	8,972,922

	￦	41,093,405	25,065,608	6,075,222	2,061,277	1,241,957	471,732	76,009,201

F-9
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	For the year ended December 31, 2022

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and Others	Green Materials and energy	Others	Total
Types of revenue
Revenue from sales of goods	￦	43,508,308	24,824,117	—	84,168	2,418,796	—	70,835,389
Revenue from services		919,391	586,047	142,708	3,849,390	4,501	8,017	5,510,054
Revenue from construction contract		—	—	7,769,863	—	28,488	—	7,798,351
Others		119,267	545,294	8,537	65,401	—	121,323	859,822

	￦	44,546,966	25,955,458	7,921,108	3,998,959	2,451,785	129,340	85,003,616

Timing of revenue recognition
Revenue recognized at a point in time	￦	43,627,575	25,369,411	837,363	149,569	2,418,796	121,323	72,524,037
Revenue recognized over time		919,391	586,047	7,083,745	3,849,390	32,989	8,017	12,479,579

	￦	44,546,966	25,955,458	7,921,108	3,998,959	2,451,785	129,340	85,003,616

3)	For the year ended December 31, 2023

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and Others	Green Materials and energy	Others	Total
Types of revenue
Revenue from sales of goods	￦	39,435,236	20,973,059	—	17,923	3,775,215	—	64,201,433
Revenue from services		807,142	3,056,272	142,902	397,421	4,415	13,082	4,421,234
Revenue from construction contract		—	—	8,070,120	—	36,404	—	8,106,524
Others		150,895	4,175	17,460	55,269	8	99,551	327,358

	￦	40,393,273	24,033,506	8,230,482	470,613	3,816,042	112,633	77,056,549

Timing of revenue recognition
Revenue recognized at a point in time	￦	39,586,131	20,977,234	375,118	73,192	3,775,223	99,551	64,886,449
Revenue recognized over time		807,142	3,056,272	7,855,364	397,421	40,819	13,082	12,170,100

	￦	40,393,273	24,033,506	8,230,482	470,613	3,816,042	112,633	77,056,549

F-9
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Receivables
Account receivables	￦	8,414,667	9,155,521

Contract assets
Due from customers for contract work		1,311,508	1,689,984

Contract liabilities
Advance received		1,233,424	915,659
Due to customers for contract work		756,316	624,632
Unearned revenue		84,195	77,908

30.	Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Accumulated cost	￦	27,940,760	26,101,964
Accumulated contract profit		1,759,843	1,752,184
Accumulated contract loss		(885,148)	(697,878)
Accumulated contract revenue		28,815,455	27,156,270

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Unbilled due from customers for contract Work	￦	1,340,146	1,704,256
Due to customers for contract work		(756,316)	(624,632)

	￦	583,830	1,079,624

(c)
During the years ended December 31, 2022 and 2023, the total contract revenues and the estimated total contract costs have changed. The impact of these changes on profit before income tax for the years ended December 31, 2022 and 2023 and future periods are as follows:

(in millions of Won)	2022		2023
Changes in total contract revenues	￦	1,222,558	1,362,828
Changes in estimated total contract costs		1,622,429	1,419,726
Changes in profit before income taxes of construction contract :
- Current period		(165,623)	(91,397)
- Future periods		(234,248)	34,499

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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
others.
The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price
Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

(e)	As of December 31, 2023, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2024		2025	2026	After 2027	Total

Expected Revenue	￦	6,625,315	4,612,492	2,577,621	1,081,838	14,897,266

F-
99

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

31.	Selling and Administrative Expenses

(a)	Other administrative expenses
Other administrative expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Wages and salaries	￦	941,824	1,075,873	1,156,456
Expenses related to post-employment benefit s		142,606	84,582	92,667
Other employee benefits		207,074	230,909	273,482
Travel		18,916	39,661	47,945
Depreciation		144,037	148,639	159,836
Amortization		87,232	90,069	96,004
Communication		9,898	10,890	11,956
Electricity		7,398	9,563	12,242
Taxes and public dues		85,808	95,976	100,639
Rental		28,682	36,732	48,243
Repairs		12,604	17,343	17,787
Entertainment		10,186	13,741	15,490
Advertising		89,218	103,551	107,223
Research & development		123,092	179,714	175,167
Service fees		187,271	225,072	234,815
Vehicles maintenance		5,336	7,102	7,660
Industry association fee		9,691	11,624	11,096
Conference		14,479	20,259	19,876
Others		84,457	78,666	81,103

	￦	2,209,809	2,479,966	2,669,687

(b)	Selling expenses
Selling expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Freight and custody	￦	192,973	77,427	55,531
Operating expenses for distribution center		7,382	2,507	4,534
Sales commissions		65,404	75,012	68,138
Sales advertising		3,620	5,782	4,083
Sales promotion		6,264	19,388	9,503
Sample		2,164	2,052	2,234
Sales insurance premium		41,069	39,018	31,622
Contract cost		61,450	57,661	46,140
Others		12,749	15,635	11,794

	￦	393,075	294,482	233,579

F-10
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

32.	Research and Development Expenditures Recognized as Expenses
Research and development expenditures recognized as expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Administrative expenses	￦	123,092	179,714	175,167
Cost of sales		345,457	356,560	343,242

	￦	468,549	536,274	518,409

33.	Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Finance income
Interest income(*1)	￦	292,243	247,005	502,147
Dividend income		74,451	39,383	50,146
Gain on foreign currency transactions		1,079,939	2,284,126	1,660,713
Gain on foreign currency translations		298,452	703,627	292,581
Gain on derivatives transactions		402,171	840,265	333,197
Gain on valuations of derivatives		370,780	262,723	201,133
Gain on disposals of financial assets at fair value through profit of loss		20,070	256,016	203,795
Gain on valuations of financial assets at fair value through profit or loss		101,717	98,359	572,154
Gain on valuations of financial liabilities at fair value through profit or loss		54,057	85,790	—
Others		36,230	16,717	14,880

	￦	2,730,110	4,834,011	3,830,746

Finance costs
Interest expenses	￦	(439,826)	(607,458)	(1,001,290)
Loss on foreign currency transactions		(985,179)	(2,505,862)	(1,595,430)
Loss on foreign currency translations		(554,910)	(969,215)	(705,866)
Loss on derivatives transactions		(496,798)	(690,471)	(320,374)
Loss on valuations of derivatives		(101,198)	(193,127)	(77,459)
Loss on disposals of trade accounts and notes receivable		(17,769)	(64,244)	(84,649)
Loss on disposals of financial assets at fair value through profit or loss		(7,951)	(18,245)	(13,264)
Loss on valuations of financial assets at fair value through profit or loss		(113,810)	(698,136)	(51,270)
Loss on valuations of financial liabilities at fair value through profit or loss		—	—	(305,562)
Others		(47,734)	(57,708)	(47,832)

	￦	(2,765,175)	(5,804,466)	(4,202,996)

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2021, 2022 and 2023 were ￦ 134,121 million, ￦ 226,584 million and ￦ 502,147 million, respectively.

F-10
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

34.	Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Other operating income
Gain on disposals of assets held for sale	￦	60,208	55,262	1,312
Gain on disposals of investment in subsidiaries, associates and joint ventures		85,981	13,904	197,088
Gain on disposals of property, plant and equipment		12,016	18,502	9,387
Gain on valuation of firm commitment		169,485	181,645	11,499
Reversal of other provisions		33,887	5,245	8,578
Compensation for insured losses(*1)		38,115	237,565	13,117
Gain on bargain purchase(* 2 )		—	—	41,072
Gain on disposals of emission rights		567	5,181	25,998
Miscellaneous Income(*3)		157,703	64,235	77,946
Others		20,035	10,478	8,348

	￦	577,997	592,017	394,345

Other operating expenses
Loss on disposals of assets held for sale(* 4 )	￦	—	(3,964)	(103,366)
Loss on disposals of investments in subsidiaries, associates and joint ventures		(12,882)	(12,400)	(18,843)
Loss on disposals of property, plant and equipment		(95,720)	(111,082)	(125,823)
Impairment loss on property, plant and equipment		(311,520)	(213,183)	(275,846)
Impairment loss on intangible assets		(224,328)	(370,663)	(129,907)
Loss on valuation of firm commitment		(111,542)	(156,183)	(47,448)
Idle tangible asset expenses		(23,843)	(18,184)	(3,703)
Increase to provisions		(37,962)	(88,857)	(38,395)
Donations		(101,258)	(80,558)	(67,393)
Miscellaneous losses		(69,972)	(63,812)	(92,870)
Others		(38,465)	(4,799)	(749)

	￦	(1,027,492)	(1,123,685)	(904,343)

(*1)
During the year ended December 31, 2022, POSCO, a subsidiary, received insurance payments of
￦
234,000 million related to damage due to the flooding of the Naengcheon stream in Pohang, and additional compensation is under discussion with the insurance company.

(*2)
During the year ended December 31, 2023, QSONE Co.,Ltd., which had been previously classified as an investment in associates was reclassified as consolidated subsidiaries. As a result, the Company recognized
￦
184,556 million of gain on disposals of investment in associates and
￦
41,072 million of gain on bargain purchase.

F-10
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*3)
During the year ended December 31, 2021, the Company recognized
￦
46,283 million of other operating income for refund of other than corporate tax as a result of administrative litigation for tax audits.

(*4)
During the year ended December 31, 2023, the Company dispose of CSP-Compania Siderurgica do Pecem, which was classified as assets held for sale during the year ended December 31, 2022, and recognized
￦
103,366 million of loss on disposals of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes
￦
102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

35.	Expenses by Nature
Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other operating expenses in the statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2021		2022	2023
Raw material used, changes in inventories and others	￦	44,466,766	54,670,367	46,179,075
Employee benefits (*2)		4,023,167	4,330,946	4,660,771
Outsourced processing cost		7,690,334	8,641,448	10,377,087
Electricity expenses		744,207	936,360	1,099,970
Depreciation(*1)		3,135,345	3,204,744	3,325,088
Amortization		444,100	488,835	498,193
Freight and custody expenses		1,580,200	3,077,044	2,297,544
Sales commissions		65,404	75,012	68,138
Loss on disposal of property, plant and equipment		95,720	111,082	125,823
Impairment loss on property, plant and equipment		311,520	213,183	275,846
Impairment loss on goodwill and intangible assets		224,328	370,663	129,907
Donations		101,258	80,558	67,393
Other		4,962,224	5,058,849	5,615,703

	￦	67,844,573	81,259,091	74,720,538

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Wages and salaries	￦	3,684,894	4,024,805	4,375,123
Expenses related to post-employment benefits		338,273	306,141	285,648

	￦	4,023,167	4,330,946	4,660,771

F-10
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

36. Income Taxes

(a)	Income tax expense for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Current income taxes(*1)	￦	2,470,416	932,085	802,997
Deferred income tax due to temporary differences		(153,919)	(407,958)	3,631
Items recognized directly in equity		(102,670)	(62,593)	(17,261)

Income tax expense	￦	2,213,827	461,534	789,367

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return is credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Net changes in fair value of equity investments at fair value through other comprehensive income	￦	(83,532)	(37,431)	(71,600)
Remeasurements of defined benefit plans		(17,685)	(16,971)	34,406
Others		(1,453)	(8,191)	19,933

	￦	(102,670)	(62,593)	(17,261)

F-10
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)
The following table reconciles the calculated income tax expense based on
POSCO’s
statutory rate (27.5% for 2021, and 26.4% for 2022 and 2023) to the actual amount of taxes recorded by the Company for the years ended December 31, 2021, 2022 and 2023.

(in millions of Won)	2021		2022	2023
Profit before income tax expense	￦	9,389,809	4,047,491	2,635,426
Income tax expense computed at statutory rate		2,572,702	1,101,240	685,381
Adjustments:
Tax credits		(313,205)	(133,727)	(82,233)
Additional income tax expense for prior years (Refund of taxes for prior years)		(42,667)	22,929	152,656
Investment in subsidiaries, associates and joint ventures(*1)		(111,938)	(413,349)	146,498
Tax effects due to permanent differences		17,811	19,350	(3,011)
Carryforward of unused tax losses(*2)		(3,770)	(3,167)	(126,110)
Effect of tax rate change		—	(180,533)	4,998
Others		94,894	48,791	11,188

		(358,875)	(639,706)	103,986

Income tax expense	￦	2,213,827	461,534	789,367

Effective tax rate (%)		23.58%	11.40%	29,95%

(*1)
During the year ended December 31, 2022, POSCO HOLDINGS INC. sold certain of its subsidiaries and associates to POSCO, a subsidiary of POSCO Holdings, and classified CSP-Compania Siderurgica do Pecem, an investment in joint venture as assets held for sale. This amount includes
￦
451,352 million related to recognition of deferred tax assets which were previously not recognized.

(*2)	During the year ended December 31, 2023, POSCO HOLDINGS INC. recognized tax benefits of ￦ 122,922 million from utilizing tax losses carryforwards of a joint venture upon disposal of the joint venture.

F-10
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2023 were as follows:

(in millions of Won)	2022				2023
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	143,358	(12,857)	130,501	130,501	26,107	156,608
PP&E and Intangible asset		(1,118,806)	1,501,644	382,838	382,838	(143,136)	239,702
Share of profit or loss of equity-accounted investees		224,566	45,072	269,638	269,638	21,281	290,919
Allowance for inventories valuation		22,983	24,582	47,565	47,565	15,622	63,187
Prepaid expenses		19,530	(2,607)	16,923	16,923	(3,370)	13,553
Gain or loss on foreign currency translation		(1,105)	(12,601)	(13,706)	(13,706)	156,945	143,239
Defined benefit liabilities		(148,341)	107,924	(40,417)	(40,417)	36,883	(3,534)
Provision for construction losses		10,190	7,759	17,949	17,949	(6,280)	11,669
Provision for construction warranty		74,360	(4,089)	70,271	70,271	(24,548)	45,723
Accrued income		(50,452)	10,690	(39,762)	(39,762)	18,491	(21,271)
Provision for accelerated depreciation		(8,510)	(2,728,164)	(2,736,674)	(2,736,674)	75,944	(2,660,730)
Spin-off		—	1,543,628	1,543,628	1,543,628	(7,451)	1,536,177
Impairment loss on AFS		118,149	(23,607)	94,542	94,542	(225)	94,317
Difference in acquisition costs of treasury shares		69,408	(25,516)	43,892	43,892	(151)	43,741
Others		309,618	177,826	487,444	487,444	(328,342)	159,102

		(335,052)	609,684	274,632	274,632	(162,230)	112,402

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		73,459	(37,431)	36,028	36,028	(71,600)	(35,572)
Others		134,737	(141,788)	(7,051)	(7,051)	54,339	47,288

		208,196	(179,219)	28,977	28,977	(17,261)	11,716

Deferred tax from tax credit
Tax credit carry-forward and others		72,864	(1,500)	71,364	71,364	182,195	253,559
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		245,029	(21,008)	224,021	224,021	(6,335)	217,686

	￦	191,037	407,957	598,994	598,994	(3,631)	595,363

F-10
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(e)	Deferred tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022				2023
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	130,700	(199)	130,501	156,681	(73)	156,608
PP&E and Intangible asset		437,245	(54,407)	382,838	337,094	(97,392)	239,702
Share of profit or loss of equity-accounted investees		284,568	(14,930)	269,638	304,225	(13,306)	290,919
Allowance for inventories valuation		47,565	—	47,565	63,187	—	63,187
Prepaid expenses		17,003	(80)	16,923	13,659	(106)	13,553
Gain or loss on foreign currency translation		75,235	(88,941)	(13,706)	205,170	(61,931)	143,239
Defined benefit liabilities		550,140	(590,557)	(40,417)	598,177	(601,711)	(3,534)
Provision for construction losses		17,949	—	17,949	11,669	—	11,669
Provision for construction warranty		70,271	—	70,271	45,723	—	45,723
Accrued income		—	(39,762)	(39,762)	—	(21,271)	(21,271)
Provision for accelerated depreciation		—	(2,736,674)	(2,736,674)	—	(2,660,730)	(2,660,730)
Spin-off		1,543,628	—	1,543,628	1,536,177	—	1,536,177
Impairment loss on AFS		94,542	—	94,542	94,317	—	94,317
Difference in acquisition costs of treasury shares		43,892	—	43,892	43,741	—	43,741
Others		547,189	(59,745)	487,444	193,833	(34,731)	159,102

		3,859,927	(3,585,295)	274,632	3,603,653	(3,491,251)	112,402

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		105,125	(69,097)	36,028	50,134	(85,706)	(35,572)
Others		30,370	(37,421)	(7,051)	76,604	(29,316)	47,288

		135,495	(106,518)	28,977	126,738	(115,022)	11,716

Deferred tax from tax credit
Tax credit carry-forward and others		71,364	—	71,364	253,559	—	253,559
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		463,133	(239,112)	224,021	499,326	(281,640)	217,686

	￦	4,529,919	(3,930,925)	598,994	4,483,276	(3,887,913)	595,363

(f)
As of December 31, 2023, deductible temporary differences of
￦
6,282,636 million and taxable temporary differences of
￦
11,603,746 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities, because it is not probable they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

(h)
Global minimum
top-up
tax is a system in which multinational corporations with annual revenue of the consolidated financial statements over
€
750 million in at least two of the preceding four fiscal years. If the effective tax rate of the multinational corporation is less than 15%, the corresponding amount needs to be paid to the tax authorities of the country where the controlling company that meets specific requirement is located.

F-10
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

In 2023, the corporate income tax law related to the global minimum top-up
tax in the Republic of Korea was amended and will be effective for fiscal years starting on or after January 1, 2024.
The Company expects to be subject to global minimum
top-up
tax, however, since the related corporate income tax law in the Republic of Korea will be effective on January 1, 2024, there is no impact on the Company’s income tax expense for the year ended December 31, 2023. Furthermore, as IAS No. 12 ‘Income Taxes’ temporarily exempts the Company from accounting for deferred income taxes related to global minimum top-up
tax, the Company did not recognize deferred tax assets and liabilities related to the global minimum top-up
tax as of December 31, 2023.
The Company is closely monitoring the financial impact of the global minimum top-up
tax. Considering transitional exemption provisions (Transitional CbCR Safe Harbor), even when assuming the Pillar Two corporate income tax law were applied to Republic of Korea in 2023, the Company does not expect the impact of the global minimum top-up
tax on the Company’s current income tax would be significant.

37.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in Won, except share information)	2021	2022	2023
Profit attribute to controlling interest	￦ 6,606,727,454,113	3,157,536,155,264	1,698,202,436,726
Interests of hybrid bonds, net of tax	(6,669,999,999)	(1,078,164,383)	—
Weighted-average number of common shares outstanding(*1)	75,696,150	75,814,870	75,869,542

Basic earnings per share	￦ 87,191	41,634	22,383

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2021	2022	2023
Total number of common shares issued	87,186,835	84,571,230	84,571,230
Weighted-average number of treasury shares	(11,490,685)	(8,756,360)	(8,701,688)

Weighted-average number of common shares outstanding	75,696,150	75,814,870	75,869,542

8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	Diluted earnings per share for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in Won, except share information)	2021		2022	2023

Profit attribute to controlling interest	￦	6,606,727,454,113	3,157,536,155,264	1,698,202,436,726
Interests of hybrid bonds, net of tax		(6,669,999,999)	(1,078,164,383)	—
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(63,166,690,813)	(55,751,463,819)	—
Adjusted weighted-average number of common shares(*1)		76,688,340	78,906,375	75,869,542

Diluted earnings per share	￦	85,240	39,296	22,383

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	2021	2022	2023
Weighted-average number of common shares outstanding	75,696,150	75,814,870	75,869,542
Weighted-average number of potential common share	992,190	3,091,505	—

Adjusted weighted-average number of common shares	76,688,340	78,906,375	75,869,542

The Company has potentially issuable common shares due to its exchangeable bonds as of December 31, 2021, 2022 and 2023 and Share-based Payment Program as of December 31, 2022 and 2023. The effect from the Share-based Payment Program was excluded from the calculation of diluted earnings per share for year ended December 31, 2022 due to anti-dilutive effect.    Meanwhile, diluted earnings per share is equal to basic earnings per share for the year ended December 31, 2023 due to anti-dilutive effect.

F-1
09

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

38.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2021, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	￦	5,859	11,113	—	491,624	158	32,328
POSCO STEELEON Co., Ltd.		695,451	2,602	—	—	39,014	627
POSCO DX(formerly, POSCO ICT)(*4)		1,605	4,996	—	324,275	46,037	181,221
eNtoB Corporation		14	—	381,633	65,254	115	25,242
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		318,808	31,917	462,013	14,358	298,431	3,724
POSCO ENERGY CO., LTD.		5,207	1,450	11,271	—	—	26,137
POSCO MOBILITY SOLUTION		807,925	—	—	—	45,758	914
POSCO INTERNATIONAL Corporation		9,750,636	54,331	1,299,561	—	988	8,968
POSCO Thainox Public Company Limited		309,295	—	—	—	—	69
POSCO Canada Ltd.		—	1,372	202,523	—	—	—
POSCO Asia Co., Ltd.		19,142	426	417	—	—	1,648
Qingdao Pohang Stainless Steel Co., Ltd.		188,470	8	—	—	—	83
POSCO JAPAN Co., Ltd.		1,613,634	1	27,937	1,726	—	4,894
POSCO-VIETNAM Co., Ltd.		441,758	975	—	—	—	46
POSCO MEXICO S.A. DE C.V.		460,773	548	—	—	—	1,494
POSCO Maharashtra Steel Private Limited		899,675	903	—	—	—	229
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		161,808	—	—	—	—	2
POSCO VST CO., LTD.		201,517	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	1,453	1,704,193	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		278,749	734	8	—	—	24
Others		1,337,458	56,161	220,000	63,116	276,202	153,677

		17,497,784	168,990	4,309,556	960,353	706,703	441,347

Associates and joint ventures(*3)
SNNC		72,797	2,514	736,441	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		72,342	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	418,044	2,338,625	—	—	—
Others		37,410	63,298	107,637	—	—	49,741

		182,549	483,856	3,182,703	—	—	49,848

	￦	17,680,333	652,846	7,492,259	960,353	706,703	491,195

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2021, the company provided guarantees to related parties.

F-11
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

2)	For the year ended December 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	￦	87,165	—	2	—	—	—	10,446
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		7,502	16,555	7	—	80,306	—	13,086
POSCO STEELEON Co., Ltd.		133,743	—	215	—	—	7,656	18
POSCO DX(formerly, POSCO ICT)(*4)		1,760	4,970	18	—	39,932	10,190	34,724
eNtoB Corporation		3	24	—	60,649	9,706	32	3,453
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		89,535	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		4,331	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		176,534	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,102,356	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,359	22,867	—	—	—	—	1
POSCO Canada Ltd.		—	—	—	77,225	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,584	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,840	—	513	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,776	—	562	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,806	—	1,130	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,475	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	179	379,823	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		47,335	—	537	—	—	—	8
Others		203,869	2,452	6,574	61,457	18,844	53,139	223,222

		3,355,083	122,839	9,781	915,202	153,545	136,912	291,019

Associates and joint ventures(*3)
SNNC		3,242	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	186,813	—	210,455	—	—	—
Others		78,048	209,457	14,704	14,015	—	—	197

		106,904	401,618	14,712	372,709	—	—	197

	￦	3,461,987	524,457	24,493	1,287,911	153,545	136,912	291,216

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

F-11
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2022, the company provided guarantees to related parties.
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

3)	For the year ended December 31, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	￦	146,745	325,043	—	—	15,440
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		9,354	11,037	440	23,007	5,875
POSCO STEELEON CO., Ltd		1,772	—	—	—	105
POSCO DX(formerly, POSCO ICT)		3,040	7,455	—	4,017	9,037
eNtoB Corporation		—	—	40	158	3,326
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,902	13,878	—	—	—
POSCO Mobility Solution Corporation		1,035	—	55	—	—
POSCO INTERNATIONAL Corporation		9,278	77,616	—	—	48
POSCO Maharashtra Steel Private Limited		692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		17	—	430	—	—
Others		12,021	6,084	5,347	9,634	46,596

		192,856	441,113	6,665	36,816	80,427

Associates and joint ventures(*2)
SNNC		629	—	55	—	—
Roy Hill Holdings Pty Ltd		—	293,956	—	—	—
Others		240	92,149	11,617	—	158

		869	386,105	11,672	—	158

	￦	193,725	827,218	18,337	36,816	80,585

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of December 31, 2023, the Company provided guarantees to related parties (Note 39) .

F-11
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	The related account balances of receivables and payables resulting from significant transactions between the controlling company and related companies as of December 31, 2022 and 2023 are as follows:

1)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	￦	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON Co., Ltd.		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
eNtoB Corporation		—	—	—	—	—	—
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMCAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO ENERGY CO., LTD.		3,400	462	3,862	—	1,593	1,593
POSCO MOBILITY SOLUTION		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		1,918	5,618	7,536	11,874	3,335	15,209

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	￦	120,699	226,609	347,308	19,588	25,884	45,472

(*1)
FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the company provided additional loan
￦
12,166 million to FQM Australia Holdings Pty Ltd.

F-11
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	December 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	￦	110,913	19,666	130,579	3,937	32,901	36,838
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		9,262	1,714	10,976	—	170	170
POSCO STEELEON CO., Ltd		1,063	—	1,063	—	—	—
POSCO DX(formerly, POSCO ICT)		1,574	—	1,574	1,434	423	1,857
eNtoB Corporation		—	—	—	1,391	3	1,394
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		14,299	463	14,762	—	31	31
POSCO Mobility Solution Corporation		981	—	981	—	—	—
POSCO INTERNATIONAL Corporation		6,449	25	6,474	—	163	163
PT. KRAKATAU POSCO		—	3,582	3,582	—	—	—
Others		3,345	11,152	14,497	9,022	151	9,173

		147,886	36,602	184,488	15,784	33,842	49,626

Associates and joint ventures
SNNC		334	—	334	—	—	—
Roy Hill Holdings Pty Ltd		—	88,008	88,008	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		195	560	755	—	—	—

		529	307,468	307,997	—	—	—

	￦	148,415	344,070	492,485	15,784	33,842	49,626

(*1)
FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. During the year ended December 31, 2023, the Company provided additional loan to its associates by
￦
6,448 million. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables amounting to
￦
218,900 million during the year ended December 31, 2023.

F-11
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2021, 2022 and 2023 were as follows:

1)	For the year ended December 31, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	￦	286,731	—	266	—	165
SNNC		75,129	—	743	19,720	40,090
Noeul Green Energy Co., Ltd.		6,127	—	—	—	1,896
CSP - Compania Siderurgica do Pecem		4,660	—	—	96,179	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		46,323	—	—	33,316	5,686
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		14,673	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		39,887	—	—	164	—
DMSA/AMSA		—	—	—	9,875	—
South-East Asia Gas Pipeline Company Ltd.		—	27,828	7,564	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		65,746	—	10	4,347	180
Samcheok Blue Power Co., Ltd.		263,730	405	—	—	4
TK CHEMICAL CORPORATION		14,906	—	—	2,292	—
Pocheon-Hwado Highway Corp.		62,829	—	—	—	—
UITrans LRT Co., Ltd.		10,736	—	—	—	—
Roy Hill Holdings Pty Ltd		—	104,903	—	—	—
Others		184,606	49,031	15,449	31,379	18,505

	￦	1,076,083	182,167	24,032	197,272	66,526

2)	For the year ended December 31, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	￦	270,465	—	—	—	148
SNNC		161,565	—	412	613,514	1,755
Noeul Green Energy Co., Ltd.		5,531	—	—	—	1,716
CSP - Compania Siderurgica do Pecem(*1)		7,173	—	—	126,123	22,663
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*2)		17,824	—	—	24,190	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		14,863	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		32,007	—	—	357	—
South-East Asia Gas Pipeline Company Ltd.		—	14,541	2,974	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		134,498	24,000	—	5,446	—
Samcheok Blue Power Co., Ltd.		502,259	9,992	26	—	—
Pocheon-Hwado Highway Corp.		93,428	—	—	—	—
UITrans LRT Co., Ltd.		—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	46,780	—	1,463,383	—
Others		547,627	137,733	3,026	507,705	122,092

	￦	1,787,240	233,046	6,438	2,740,718	148,374

(*1)	CSP - Compania Siderurgica do Pecem was excluded from the association due to the sale of its shares during the year ended December 31, 2023.

F-11
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*2)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from the association due to the sale of its shares during the year ended December 31, 2022.

3)	For the year ended December 31, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	￦	208,536	—	1,484	—	279
SNNC		164,198	—	32	637,638	1,749
Noeul Green Energy Co., Ltd.		6,499	—	28	—	10,320
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		14,477	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		43,811	—	—	73	—
South-East Asia Gas Pipeline Company Ltd.		—	59,295	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		113,542	9,000	—	6,861	1,564
Samcheok Blue Power Co., Ltd.		503,283	10,020	—	—	—
Pocheon-Hwado Highway Corp.		160,233	—	—	—	—
Roy Hill Holdings Pty Ltd		—	73,489	—	1,611,073	—
UITrans LRT Co., Ltd.		554	—	—	—	—
Others		474,052	120,429	3,353	590,717	101,909

	￦	1,689,185	272,233	4,897	2,846,362	115,821

(d)
The related account balances of receivables and payables resulting from significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2022 and December 31, 2023 are as follows:

1)	December 31, 202 2

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	63,413	—	16,858	80,271	—	39,664	39,664
Chuncheon Energy Co., Ltd.		—	—	—	—	—	50	50
Samcheok Blue Power Co., Ltd.		107,119	—	—	107,119	—	18,224	18,224
Nickel Mining Company SAS		—	63,024	263	63,287	—	358	358
CSP - Compania Siderurgica do Pecem		3	—	—	3	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,096	—	—	7,096	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		12,589	—	52	12,641	1,198	4	1,202
Pocheon-Hwado Highway Corp.		16,297	—	—	16,297	—	—	—
UITrans LRT Co., Ltd.		—	36,510	—	36,510	—	1,999	1,999
Roy Hill Holdings Pty Ltd		—	—	7,110	7,110	571,084	—	571,084
SNNC		7,827	—	51	7,878	44,124	198	44,322
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	35,131	—	—	—
Others		98,920	185,022	112,538	396,480	54,708	25,241	79,949

	￦	313,264	319,687	136,872	769,823	671,114	85,738	756,852

(*1)	As of December 31, 2022, the Company recognizes allowance for credit losses related to receivables amounting to ￦ 131,588 million.

F-11
6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	December 31, 2023

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	15,260	—	1,497	16,757	—	39,089	39,089
Samcheok Blue Power Co., Ltd.		162,759	—	213	162,972	—	9,605	9,605
Nickel Mining Company SAS		—	64,197	34	64,231	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,162	—	—	14,162	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		13,641	—	82	13,723	1,156	—	1,156
Pocheon-Hwado Highway Corp.		33,944	—	—	33,944	—	7,712	7,712
UITrans LRT Co., Ltd.		—	46,335	8,395	54,730	—	2,398	2,398
Roy Hill Holdings Pty Ltd		—	—	22,002	22,002	263,440	—	263,440
SNNC		14,738	—	60	14,798	25,482	1,731	27,213
POSCO(Guangdong) Automotive Steel Co., Ltd.		59,913	—	—	59,913	52,961	—	52,961
Others		54,211	167,368	134,795	356,374	6,642	14,585	21,227

	￦	368,628	277,900	167,078	813,606	349,681	75,478	425,159

(*1)	As of December 31, 2023, the Company recognizes allowance for credit losses related to receivables amounting to ￦ 185,972 million.

7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2022 and 2023 were as follows:

1)	December 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	29,099	7,460	(5)	(44)	36,510
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(45,639)	(1,784)	—
PT. Tanggamus Electric Power		4,690	—	—	324	5,014
PT. Wampu Electric Power		5,651	—	(1,876)	213	3,988
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	413	63,024
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	324	3,802
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	491	7,604
AMCI (WA) PTY LTD		91,665	6,975	—	5,641	104,281
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	654	10,138
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	959	12,673
FQM Australia Holdings PTY Ltd		27,227	7,935	—	(122)	35,040
POHANG E&E Coi., LTD		—	100	—	—	100
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	—	35,131

	￦	318,169	57,601	(63,772)	7,689	319,687

(*1)	Includes adjustments of foreign currency translation differences and others.

F-1
1
8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd		35,040	2,637	—	923	38,600
POHANG E&E Co. , LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	￦	319,687	20,628	(69,477)	7,062	277,900

(*1)	Includes adjustments of foreign currency translation differences and others.

(f)	For the years ended December 31, 2021, 2022 and 2023, details of compensation to key management officers were as follows:

(in millions of Won)	2021		2022	2023
Short-term benefits	￦	111,900	174,629	199,608
Long-term benefits		18,115	9,182	9,641
Retirement benefits		22,239	22,106	38,934

	￦	152,254	205,917	248,183

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

F-1
19

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

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

(b)	Details of guarantees
1) Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2023 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	205,000,000	264,327	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	411,900,000	531,104	319,895,483	412,472
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	77,364	60,000,000	77,364
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	110,000,000	141,834	80,000,000	103,152
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,060,300,000	2,656,550	1,023,496,118	1,319,696
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	4,800,000,000	180,576	3,936,000,000	148,072
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	40,000,000	51,576	40,000,000	51,576
	POSCO ASSAN TST STEEL INDUSTRY Inc	SOCIETE GENERALE and others	USD	122,850,000	158,403	122,850,000	158,403
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	POSCO Asia Co., Ltd.	USD	180,000,000	232,092	150,000,000	193,410
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	20,880,000	26,923	13,400,000	17,278
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	17,020	11,000,000	14,183
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,232,000,000,000	102,995	1,160,000,000,000	96,976

F-1
20

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	POSCO ASSAN TST STEEL INDUSTRY Inc	ING	USD	13,700,000	17,665	13,700,000	17,665
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	64,470	20,005,200	25,795
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL JAPAN Corp.					7,106,727	9,163
	POSCO INTERNATIONAL SINGAPORE PTE. LTD.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					17,250,570	22,243
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	34,814	27,000,000	34,814
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	6,000,000	7,736	6,000,000	7,736
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	114,632	53,201,703	68,598
	Posco International Mexico e-Mobility S.A DE C.V.	Export-Import Bank of Korea and others	USD	27,000,000	34,814	27,000,000	34,814
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	967	750,000	967
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	46,418	31,000,000	39,971
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	33,395	25,900,000	33,395
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,035	11,952,170	15,411
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)	ULTIUM CAM GP INC.	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	291,966	—	—
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,623	46,000,000	65,623
POSCO	LLP POSUK Titanium	SMBC	USD	13,250,000	17,085	13,250,000	17,085
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	8,575	6,300,000	8,123

F-12
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)(*1)	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	137,500	137,500
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)(*2)	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	1,535,263	1,535,263	674,016	674,016
POSCO DX(formerly, POSCO ICT)(*1)	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,621	7,621	6,394	6,394
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	Korea Electric Power Corporation and others	Seoul Guarantee Insurance	KRW	4,527	4,527	4,527	4,527
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	16,754,695	14,745	16,754,695	14,745
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,688	80,000,000,000	6,688
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	808,823,105	12,537	808,823,105	12,537

			USD	3,533,270,354	4,555,799	2,081,057,971	2,683,314
			KRW	1,696,611	1,696,611	822,437	822,437
			IDR	1,312,000,000,000	109,683	1,240,000,000,000	103,664
			INR	808,823,105	12,537	808,823,105	12,537
			THB	4,800,000,000	180,576	3,936,000,000	148,072
			EUR	46,000,000	65,623	46,000,000	65,623
			AUD	16,754,695	14,745	16,754,695	14,745
			CAD	299,562,500	291,966	—	—

(*1)	The contingencies include Project Financing (PF) contracts, which provide credit enhancement through payment guarantee in relation to the SOC projects as of December 31, 2023.
(*2)	The contingencies include PF contracts, which guarantee the subcontractors progress payment loans in relation to the maintenance projects and others, as of December 31, 2023

F-12
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	The details of credit enhancements by types of the Company’s PF business as of December 31, 2023 are as follows:

①	Maintenance projects and others

a.	Details of PF credit enhancements including debt assumption and supplemental funding agreement and maturity of the related loans as follows:

(in millions of Won)
Provider	Borrower	Credit enhancement measures	Agreed amount		Executed amount	Balance of loans
[The Company]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	JB CLARK HILLS	Debt assumption	￦	42,550	35,459	35,459
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	New Songdo International City Development, LLC	Debt assumption		676,000	520,000	467,500
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Debt assumption		922,476	730,020	404,799
	Mastern 123 Yeoju Samgyo PFV co., Ltd.	Debt assumption		175,500	135,000	133,700
	Civic Center PFV	Debt assumption		45,000	45,000	45,000
POSCO DX (formerly, POSCO ICT)	Jeonnong school keeper co. and others	Supplemental funding agreement		1,122,320	123,309	474,888

				2,265,296	1,033,329	1,058,387

			￦	2,983,846	1,588,788	1,561,346

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects such as constructions of office buildings, retail spaces, warehouses, and educational facilities.

b.	The details of conditional debt assumption and principal repayment contracts in the event of construction default as of December 31, 2023 are as follows:

(in millions of Won)	Contract amount	Contingency amount(*1,2)	Balance of loans
Maintenance projects and Other projects	~~W~~ 6,438,048	3,513,950	1,856,719

(*1)	The overlapping amount with other credit enhancements such as the debt assumption agreement at the time of loan origination amounted to ￦ 132,300 million for maintenance projects.
(*2)
In the case of joint subcontracting projects, the total joint guarantee amount of the project participants is disclosed. The final execution amount of completion may vary depending on reasons attributable to project participants upon actual completion.

F-12
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

c.	The details of contingencies of claim for damages in the event of construction default as of December 31, 2023 are as follows:

(in millions of Won)	Contract amount	Contingency amount(*1,2)	Balance of loans
Maintenance projects and Other projects	~~W~~ 11,261,667	8,972,087	6,347,888

(*1)	The overlapping amount with other credit enhancements such as the debt assumption agreement at the time of loan amounted to ￦ 122,200 million for the maintenance projects.
(*2)
In the case of joint subcontracting projects, the total joint guarantee amount of the project participants is disclosed. The final execution amount of completion may vary depending on reasons attributable to the project participants upon actual completion.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	UITrans LRT Co., Ltd(*1)	Providing funds and Debt assumption	￦	81,883	32,952
	Pocheon-Hwado Highway Corp.(*2)	Providing funds		24,923	16,941
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	UITrans LRT Co., Ltd(*1)	Providing funds and Debt assumption		205,051	165,045
	Pocheon-Hwado Highway Corp.(*2)	Providing funds		319,526	217,171
	POHANG E&E Co., LTD(*3)	Providing funds and Supplemental funding agreement		71,930	50,946
	Pureun Tongyeong Enviro Co., Ltd.(*3)	Providing funds		22,714	12,251
	Pure Gimpo.Co.,Ltd(*3)	Providing funds		51,559	25,189
	Clean Iksan Co.,Ltd(*3)	Providing funds		44,054	25,650

				821,640	546,145

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds		47,348	15,678
	SK Solar Energy Co., Ltd.	Debt assumption		5,850	3,114
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement		62,720	30,646
	Western Inland highway CO.,LTD. and others	Providing funds		2,884,686	1,266,872
	Pohang Youngil Bay New Port	Debt assumption		2,250	1,440
	Busan Sanseong Tunnel	Refinancing		35,296	26,750

				3,038,150	1,344,500

			￦	3,859,790	1,890,645

(*1)
The Company provides a funding obligation agreement of
￦
153,260 million (including other shares:
￦
385,000 million) equivalent to the Company’s share of the loan balance for the private investment project.

(*2)
The Company provides a funding obligation agreement of
￦
344,449 million (including other shares:
￦
623,079 million) equivalent to the Company’s share of the loan balance for the private investment project.

F-12
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*3)
The Company provides a funding obligation agreement of
￦
183,756 million (including other shares:
￦
354,092 million) equivalent to the Company’s share of the loan balance for the private investment project.

3)	Other guarantees

①
As of December 31, 2023, the payment guarantees that the Company provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount	Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING &	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	￦ 14,601	14,601	Credit Agricole and others
CONSTRUCTION CO.,LTD.)	PT POSCO E&C INDONESIA	Guarantee on defects	1,805	1,805	Woori Bank and others

			16,406	16,406

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit	2,615	2,615	Hana Bank
(formerly, POSCO ENGINEERING &	PT. Wampu Electric Power	Letter of credit	2,837	2,837	Hana Bank
CONSTRUCTION CO.,LTD.)	Pocheon-Hwado Highway Corp.	Guarantee on performance for projects	23,315	23,315	Construction Guarantee Cooperative

			28,767	28,767

[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction	8,381,876	6,686,305	Construction Guarantee Cooperative

			￦ 8,427,049	6,731,478

②	As of December 31, 2023, the primary payment guarantees and others, that the Company were provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount	Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	￦ 6,806,423	6,793,235
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others	896,888	540,075
Seoul Guarantee Insurance	Construction performance guarantee and others	571,775	571,775
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others	4,933,080	4,927,830
Korea software financial cooperative	Guarantee on performance for contracts	107,868	105,076
Woori Bank and others	Foreign currency guarantee	2,042,804	786,129

		￦ 15,358,838	13,724,120

F-12
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	Other commitments
Details of other commitments of the Company as of December 31, 2023 are as follows:

Company	Description
POSCO HOLDINGS INC.
As of December 31, 2023, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 3,211,795 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2023.

POSCO
POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2023, 43 million tons of iron ore and 15 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Due to decrease of purchase volume in 2023, the purchase volume will be 190 thousand tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of December 31, 2023, there are 36 vessels under contract, and the average remaining contract period is about 7 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years. Meanwhile, POSCO INTERNATIONAL Corporation has signed an LNG SPA with Cheniere Marketing, LLC for the purpose of supplying LNG to POSCO. As an actual buyer of LNG, POSCO provides performance guarantee for POSCO INTERNATIONAL Corporation’s SPA to producer, Cheniere Marketing, LLC. The performance guarantee contract period is from September 30, 2022 to the date of expiration of SPA contract which is September 30, 2046, or the date of termination of payment obligation under the guarantee contract.

6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

Company	Description

POSCO INTERNATIONAL Corporation
POSCO INTERNATIONAL Corporation operates a
ship-to-ship
business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of December 31, 2023, the amount which is exposed to the ship purchase agreements entered into is USD 31 million.

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

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of December 31, 2023, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment. Among them, the remaining amount of the core capital investment obligation is
￦
43,189 million. Meanwhile, the Company invested
￦
25,700 million in January, 2024 and plans to invest
￦
17,489 million in March, 2024.

POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.)	In accordance with the GP Shareholders Agreement between POSCO FUTURE MATERIALS CANADA INC. and GM Battery Raw Materials Corporation (hereinafter referred to as GM), if, POSCO FUTURE M Co., LTD. (POSCO FUTURE MATERIALS CANADA INC’s shareholders) fails to obtain approval for the export of national core technology under the ‘Act On Prevention Of Divulgence And Protection Of Industrial Technology’ in Korea within two years from the date of signing the agreement, GM may sell its shares of ULTIUM CAM GP INC. and ULTIUM CAM LIMITED PARTNERSHIP held by Posco Future Materials Canada Inc.. GM has the right to exercise this put option until the 27th month from the date of signing the agreement. When GM exercises the put option, Posco Future Materials Canada Inc. is required to immediately purchase GM’s shares at a price of the fair market value of GM’s shares or 125% of the total amount of capital contributions made by GM before the closing of the sale, whichever amount is greater. As of December 31, 2023, the Company recognized
￦
119,258 million as other financial liabilities related to the terms of this agreement.

F-1
2
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(d)	Litigation in progress
As of December 31, 2023, litigations in progress that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO HOLDINGS INC.	4	KRW	9,945	9,945	Lawsuit on claim for damages and others
POSCO	35	KRW	205,234	205,234	Lawsuit on claim for employee right and others
POSCO INTERNATIONAL Corporation	2	INR	4,469,396	69,276	Lawsuit on claim for payment on guarantees and others(*1)
	6	KRW	75,458	75,458	Lawsuit on claim for damages and others
	1	PKR	124,775	570	Lawsuit on claim for damages
	6	USD	75,389	97,207	Lawsuit on claim for damages and others(*1)
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	106	KRW	428,767	428,767	Lawsuit on claim for damages and others(*1)
POSCO DX(formerly, POSCO ICT)	1	BRL	14,819	3,938	Lawsuit on claim for damages
	11	KRW	6,789	6,789	Lawsuit on claim for damages and others
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)	3	KRW	5,789	5,789	Lawsuit on claim for damages and others
POSCO M-TECH	1	KRW	67	67	Lawsuit on claim for damages
POSCO A&C	3	KRW	2,181	2,181	Lawsuit on claim for payment on construction and others(*1)
POSCO WIDE Co., Ltd.	2	KRW	563	563	Lawsuit on claim for damages and others
eNtoB Corporation	1	KRW	14	14	Lawsuit on claim for damages
POSCO ASIA COMPANY LIMITED	1	USD	80	103	Lawsuit on claim for damages(*1)
POSCO-China Holding Corp.	1	USD	1,290	1,663	Lawsuit on claim for damages
POSCO-INDIA STEEL DISTRIBUTION CENTER PRIVATE LIMITED	1	INR	525,000	8,138	Lawsuit on claim for damages
POSCO(Suzhou) Automotive Processing Center Co., LTD.	2	CNY	31	6	Lawsuit on claim for invalidation of dismissal
Shinan Green Energy Co., LTD	1	KRW	—	—	Lawsuit on claim for land delivery
POSCO INTERNATIONAL TEXTILE LLC.	1	USD	2,389	3,081	Lawsuit on claim for payment on contract(*1)
Qingdao Pohang Stainless Steel Co., Ltd.	1	CNY	13,260	2,398	Lawsuit on claim for contract termination
POSCO Center Beijing	1	CNY	80	15	Lawsuit on claim for contract termination
POSCO Engineering and Construction India Private Limited	2	INR	493,968	7,657	Lawsuit on claim for payment and others(*1)
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	78	BRL	185,366	49,257	Lawsuit on claim for payment on construction and others(*1)
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	844	Lawsuit on claim for damages
POSCO E&C CHINA Co., Ltd.	1	CNY	765	138	Lawsuit over contract dispute
Pos-Sea Pte Ltd	1	USD	3,200	4,126	Lawsuit over contract dispute
Brazil Sao Paulo Steel Processing Center	7	BRL	6,729	1,788	Lawsuit on claim for labor and others
POSCO Thainox Public Company Limited	1	THB	3,000	113	Lawsuit on invalidation of a check
POSCO ASSAN TST STEEL INDUSTRY Inc	13	USD	80	103	Lawsuit on claim for labor and others(*1)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	4	TRY	1,132	49	Lawsuit over industrial accidents and others(*1)
POSCO-India Private Limited	1	INR	2,466	38	Lawsuit on claim for wages

(*1)
The Company made a reliable estimate in 66 lawsuits by considering the possibility and amount of expected outflow of resources and recognized
￦
45,712 million as provision for legal contingencies and claims.

F-1
2
8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2023 for the matters.

(e)	Other contingent circumstances
Other major contingencies for the Company as of December 31, 2023 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off,
POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off
date.

POSCO INTERNATIONAL Corporation	As of December 31, 2023, POSCO INTERNATIONAL Corporation has provided 29 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of December 31, 2023, POSCO Eco & Challenge Co., Ltd. has provided 41 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX (formerly, POSCO ICT)	As of December 31, 2023, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

40.	Additional Information of Statement of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2021, 2022 and 2023 were as follows:

(in millions of Won)	2021		2022	2023
Trade accounts and notes receivable	￦	(1,492,664)	531,848	(982,726)
Other receivables		(441,412)	(96,141)	32,827
Inventories		(6,346,717)	(195,309)	1,312,800
Other current assets		(210,614)	(230,084)	265,296
Other non-current assets		(246,066)	42,767	(214,331)
Trade accounts and notes payable		1,401,942	141,925	(118,796)
Other payables		170,209	611,932	(301,561)
Other current liabilities		241,998	(213,738)	15,213
Provisions		(154,471)	(295,624)	(318,955)
Payments of severance benefits		(253,207)	(300,353)	(263,548)
Plan assets		(186,548)	(59,461)	(45,535)
Other non-current liabilities		473,240	(306,251)	(468,213)

	￦	(7,044,310)	(368,489)	(1,087,529)

F-1
29

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2022 and 2023 were as follows:

1)	December 31, 2022

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	￦	5,110,424	16,630,792	4,046	778,014	(107,982)
Changes from financing cash flows		1,764,569	415,692	(1,234,899)	(268,082)	102,973
Changes arising from obtaining or losing control of subsidiaries or other business		—	142,290	—	193,572	—
The effect of changes in foreign exchange rates		(41,873)	355,540	—	(96,771)	—
Changes in fair values		—	(85,790)	—	—	(186,488)

Other changes:
Decrease in retained earnings		—	—	1,138,107	—	—
Decrease in non-controlling interest		—	—	97,117	—	—
Interest expenses		—	14,018	—	34,935	—
Increase in lease assets		—	—	—	181,814	—

Ending	￦	6,833,120	17,472,542	4,371	823,482	(191,497)

2)	December 31, 2023

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	￦	6,833,120	17,472,542	4,371	823,482	(191,497)
Changes from financing cash flows		(2,524,077)	3,356,103	(825,495)	(222,829)	102,707
The effect of changes in foreign exchange rates		650,237	(139,863)	—	38,909	—
Changes in fair values		—	305,562	—	—	(41,201)

Other changes:
Decrease in retained earnings		—	—	720,770	—	—
Decrease in non-controlling interest		—	—	103,615	—	—
Interest expenses		—	16,755	—	41,109	—
Increase in lease assets		—	—	—	243,649	—

Ending	￦	4,959,280	21,011,099	3,261	924,320	(129,991)

41. Operating Segments and Geographic Information

(a)
The Company’s operating businesses are organized based on the nature of markets and customers. During the year ended December 31, 2023, the Company changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized
according to the revised reporting materials provided to the management for decision-making. The Company restated the reportable segment information as of December 31, 2022 and for the years ended December 31, 2021 and 2022 to conform to the 2023 segment classifications.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with IFRS of the subsidiaries that constitute reportable operating segments.

F-13
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

Meanwhile the revised operating segments and their main businesses are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Green Materials and energy		EV battery materials such as lithium, nickel, anode/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business
(b)	Information about reportable segments as of and for the years ended December 31, 2021, 2022 and 2023 were as follows:

1)	As of and for the year ended December 31, 2021

①	The segment results as previously disclosed are as follows :

			Green infrastructure
(in millions of Won)	Steel		Trading	Construction	Energy and Others	Green materials and Energy	Others	Total
External revenues	￦	41,093,405	25,065,608	6,398,366	2,061,277	1,241,957	471,732	76,332,345
Internal revenues		22,455,511	20,224,841	1,014,148	854,982	847,205	1,310,730	46,707,417
Including inter segment revenue		14,940,813	10,653,742	940,408	828,635	843,576	1,284,320	29,491,494
Total revenues		63,548,916	45,290,449	7,412,514	2,916,259	2,089,162	1,782,462	123,039,762
Interest income		179,841	30,265	72,830	12,905	19,073	3,327	318,241
Interest expenses		(313,769)	(100,419)	(39,134)	(47,827)	(9,373)	(3,952)	(514,474)
Depreciation and amortization		(3,000,179)	(343,489)	(69,777)	(142,426)	(84,390)	(45,082)	(3,685,343)
Impairment loss on property, plant and equipment and others		(249,645)	(66,157)	(10)	(25,270)	(11,504)	—	(352,586)
Share of loss of equity-accounted investees, net		(261,363)	(70,321)	(45,778)	(11,874)	—	—	(389,336)
Income tax expense		(2,045,079)	(101,622)	(116,799)	(37,970)	(10,698)	(18,259)	(2,330,427)
Segment profit		6,587,903	324,888	164,276	182,739	111,756	66,388	7,437,950
Segment total assets		80,953,507	16,373,409	8,136,549	5,459,441	4,692,597	1,771,702	117,387,205
Investment in subsidiaries, associates and joint ventures		16,567,555	2,066,688	538,484	886,318	188,532	120,750	20,368,327
Acquisition of non-current assets		2,194,346	478,278	10,233	152,445	661,376	115,126	3,611,804
Segment liabilities		25,714,577	11,049,017	4,451,055	3,124,777	1,519,026	735,407	46,593,859

F-13
1

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

②	The restated segment results due to the change of operating segments are as follows :

			Green infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Green materials and Energy	Others	Total
External revenues	￦	41,093,405	26,909,221	6,398,366	217,664	1,241,957	471,732	76,332,345
Internal revenues		22,455,511	20,276,805	1,014,148	803,018	847,205	1,310,730	46,707,417
Including inter segment revenue		14,940,813	10,359,407	940,408	791,873	843,576	1,284,320	29,160,397
Total revenues		63,548,916	47,186,026	7,412,514	1,020,682	2,089,162	1,782,462	123,039,762
Interest income		179,841	38,454	72,830	4,716	19,073	3,327	318,241
Interest expenses		(313,769)	(144,470)	(39,134)	(3,776)	(9,373)	(3,952)	(514,474)
Depreciation and amortization		(3,000,179)	(450,962)	(69,777)	(34,953)	(84,390)	(45,082)	(3,685,343)
Impairment loss on property, plant and equipment and others		(249,645)	(80,318)	(10)	(11,109)	(11,504)	—	(352,586)
Share of loss of equity-accounted investees, net		(261,363)	(70,321)	(45,778)	(11,874)	—	—	(389,336)
Income tax expense		(2,045,079)	(131,534)	(116,799)	(8,058)	(10,698)	(18,259)	(2,330,427)
Segment profit		6,587,903	497,384	164,276	10,243	111,756	66,388	7,437,950
Segment total assets		80,953,507	20,307,856	8,136,549	1,524,994	4,692,597	1,771,702	117,387,205
Investment in subsidiaries, associates and joint ventures		16,567,555	2,950,751	538,484	2,255	188,532	120,750	20,368,327
Acquisition of non-current assets		2,194,346	613,472	10,233	17,251	661,376	115,126	3,611,804
Segment liabilities		25,714,577	13,524,868	4,451,055	648,926	1,519,026	735,407	46,593,859

F-13
2

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	As of and for the year ended December 31, 2022

①	The segment results as previously disclosed are as follows :

			Green infrastructure
(in millions of Won)	Steel		Trading	Construction	Energy and Others	Green materials and Energy	Others	Total
External revenues	￦	44,546,966	25,955,458	7,667,696	3,998,959	2,451,785	129,340	84,750,204
Internal revenues		26,102,681	23,634,302	1,217,795	3,426,549	936,975	1,040,196	56,358,498
Including inter segment revenue		18,226,727	11,853,034	1,074,088	3,442,447	923,552	1,818,578	37,338,426
Total revenues		70,649,647	49,589,760	8,885,491	7,425,508	3,388,760	1,169,536	141,108,702
Interest income		141,047	37,603	68,774	23,928	22,708	(13,319)	280,741
Interest expenses		(446,058)	(156,663)	(44,309)	(56,799)	(11,770)	(84)	(715,683)
Depreciation and amortization		(3,036,041)	(392,969)	(64,813)	(149,754)	(94,416)	(20,811)	(3,758,804)
Impairment loss on property, plant and equipment and others		(234,904)	(23,035)	(32)	(292)	(1,053)	—	(259,316)
Share of loss of equity-accounted investees, net		(6,239)	(29,541)	(2,792)	(8,552)	—	(263,264)	(310,388)
Income tax expense		(565,353)	(189,535)	(92,715)	(93,210)	(14,120)	(1,785,487)	(2,740,420)
Segment profit (losses)		1,711,940	525,500	137,911	293,859	109,209	(1,087,428)	1,690,991
Segment total assets		66,143,103	15,693,605	8,878,530	6,612,825	6,652,469	51,421,190	155,401,722
Investment in subsidiaries, associates and joint ventures		2,659,443	1,821,243	565,873	957,168	600,277	44,951,810	51,555,814
Acquisition of non-current assets		3,287,878	622,678	53,708	125,942	1,169,725	370,837	5,630,768
Segment liabilities		25,111,665	10,097,503	4,937,907	3,683,068	2,127,424	4,156,863	50,114,430

F-13
3

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

②	The restated segment results due to the change of operating segments are as follows :

			Green infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Green materials and Energy	Others	Total
External revenues	￦	44,546,966	29,517,938	7,667,696	436,479	2,451,785	129,340	84,750,204
Internal revenues		26,102,681	23,677,786	1,217,795	3,383,065	936,975	1,040,196	56,358,498
Including inter segment revenue		18,226,727	11,148,030	1,074,088	3,414,385	923,552	1,818,578	36,605,360
Total revenues		70,649,647	53,195,724	8,885,491	3,819,544	3,388,760	1,169,536	141,108,702
Interest income		141,047	51,869	68,774	9,662	22,708	(13,319)	280,741
Interest expenses		(446,058)	(202,000)	(44,309)	(11,462)	(11,770)	(84)	(715,683)
Depreciation and amortization		(3,036,041)	(495,524)	(64,813)	(47,199)	(94,416)	(20,811)	(3,758,804)
Impairment loss on property, plant and equipment and others		(234,904)	(23,096)	(32)	(231)	(1,053)	—	(259,316)
Share of loss of equity-accounted investees, net		(6,239)	(38,093)	(2,792)	—	—	(263,264)	(310,388)
Income tax expense		(565,353)	(249,395)	(92,715)	(33,350)	(14,120)	(1,785,487)	(2,740,420)
Segment profit (losses)		1,711,940	716,204	137,911	103,155	109,209	(1,087,428)	1,690,991
Segment total assets		66,143,103	20,014,447	8,878,530	2,291,983	6,652,469	51,421,190	155,401,722
Investment in subsidiaries, associates and joint ventures		2,659,443	2,771,602	565,873	6,809	600,277	44,951,810	51,555,814
Acquisition of non-current assets		3,287,878	700,425	53,708	48,195	1,169,725	370,837	5,630,768
Segment liabilities		25,111,665	12,736,310	4,937,907	1,044,261	2,127,424	4,156,863	50,114,430

F-13
4

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

3)	As of and for the year ended December 31, 2023

			Green infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Green materials and Energy	Others	Total
External revenues	￦	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197
Internal revenues		23,145,425	18,910,246	1,966,373	3,475,340	1,005,844	1,449,581	49,952,809
Inter segment revenues		15,293,780	8,906,571	1,864,723	3,431,594	972,511	1,422,313	31,891,492
Total revenues		63,538,698	42,943,752	10,267,503	3,945,953	4,821,886	1,562,214	127,080,006
Interest income		281,530	66,398	100,682	15,837	39,339	73,550	577,336
Interest expenses		(718,937)	(284,056)	(105,102)	(14,091)	(57,638)	(272)	(1,180,096)
Depreciation and amortization		(3,044,565)	(508,161)	(66,854)	(54,219)	(155,567)	(16,126)	(3,845,492)
Impairment loss on property, plant and equipment and others		(305,437)	(9,826)	(28,031)	—	(55,601)	(10,657)	(409,552)
Share of income (loss) of equity-accounted investees, net		(182,668)	(37,368)	13,632	—	(67,248)	(109,568)	(383,220)
Income tax expense		(595,457)	(239,164)	(95,364)	(39,250)	13,281	113,895	(842,059)
Segment profits (losses)		1,241,211	723,929	183,453	170,959	(235,603)	827,298	2,911,247
Segment total assets		66,224,069	19,650,557	9,631,691	2,476,842	10,909,515	51,957,529	160,850,203
Investment in subsidiaries, associates and joint ventures		3,855,038	2,933,140	481,672	9,999	1,550,524	45,084,972	53,915,345
Acquisition of non-current assets		3,748,163	553,955	119,438	137,237	2,795,447	162,639	7,516,879
Segment total liabilities		24,154,043	11,842,508	5,589,827	993,071	4,972,568	4,301,310	51,853,327

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2021		2022	2023
Total revenue for reportable segments	￦	123,039,762	141,108,702	127,080,006
Elimination of inter-segment revenue		(46,707,417)	(56,358,498)	(49,952,809)
Basis difference(*2)		(323,144)	253,412	(70,648)

	￦	76,009,201	85,003,616	77,056,549

F-13
5

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

2)	Profit

(in millions of Won)	2021		2022	2023
Total profit for reportable segments	￦	7,437,950	1,690,991	2,911,247
Goodwill and corporate FV adjustments		(62,500)	(68,771)	172,493
Elimination of inter-segment losses (profits)		(179,560)	1,938,263	(1,237,891)
Income tax expense		2,220,183	453,883	789,305
Basis difference(*2)		(26,264)	33,125	272

Profit before income tax expense	￦	9,389,809	4,047,491	2,635,426

3)	Assets

(in millions of Won)	2022		2023
Total assets for reportable segments(*1)	￦	155,401,722	160,850,203
Equity-accounted investees		(46,559,264)	(48,895,081)
Goodwill and corporate FV adjustments		2,366,408	2,630,009
Elimination of inter-segment assets		(12,802,085)	(13,639,737)
Basis difference(*2)		614,969	540,922

	￦	99,021,750	101,486,316

(*1)
As segment assets and liabilities are determined based on separate financial statements, the carrying amount of assets of subsidiaries, which are in a different segment from that of their immediate parent company, in the separate financial statements the immediate parent company is eliminated upon consolidation. In addition, the amount of investment in associates and joint ventures are adjusted from the amount reflected in segment assets to that determined using equity method in consolidated financial statements
.

4)	Liabilities

(in millions of Won)	2022		2023
Total liabilities for reportable segments	￦	50,114,430	51,853,327
Corporate FV adjustments		215,760	242,251
Elimination of inter-segment liabilities		(10,180,810)	(10,814,081)
Basis difference(*2)		680,473	606,219

	￦	40,829,853	41,887,716

6

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

5)	Other significant items

a)	December 31, 2021

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	318,241	—	(25,998)	—	292,243
Interest expenses		(514,474)	605	74,043	—	(439,826)
Depreciation and amortization		(3,685,343)	(88,927)	194,824	—	(3,579,446)
Share of profit of equity-accounted investees, net		(389,336)	—	1,038,905	—	649,569
Income tax expense		(2,330,427)	25,719	84,525	6,356	(2,213,827)
Impairment loss on property, plant and equipment and others		(352,586)	—	(183,262)	—	(535,848)

	￦	(6,953,925)	(62,603)	1,183,037	6,356	(5,827,135)

b)	December 31, 2022

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	280,741	—	(33,736)	—	247,005
Interest expenses		(715,683)	—	108,225	—	(607,458)
Depreciation and amortization		(3,758,804)	(95,195)	166,378	—	(3,687,621)
Share of profit of equity-accounted investees, net		(310,388)	—	986,648	—	676,260
Income tax expense		(2,740,420)	25,803	2,260,734	(7,651)	(461,534)
Impairment loss on property, plant and equipment and others		(259,316)	—	(324,529)	—	(583,845)

	￦	(7,503,870)	(69,392)	3,163,720	(7,651)	(4,417,193)

c)	December 31, 2023

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*2)	Consolidated
Interest income	￦	577,336	—	(75,189)	—	502,147
Interest expenses		(1,180,096)	—	178,806	—	(1,001,290)
Depreciation and amortization		(3,845,492)	(99,347)	121,559	—	(3,823,280)
Share of profit of equity-accounted investees, net		(383,220)	—	652,898	—	269,678
Income tax expense		(842,059)	46,116	6,638	(62)	(789,367)
Impairment loss on property, plant and equipment and others		(409,552)	—	3,799	—	(405,753)

	￦	(6,083,083)	(53,231)	888,511	(62)	(5,247,865)

F-1
3
7

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(*2)
Basis difference is related to the differences in recorded revenue and expenses for development and sale of certain residential real estates between the report reviewed by management and the consolidated financial statements.

(d)	Revenue by geographic area for the years ended December 31, 2021, 2022 and 2023 was as follows:

(in millions of Won)	2021		2022	2023
Domestic	￦	49,732,699	54,519,647	50,658,510
Japan		2,200,855	2,651,584	2,691,788
China		7,146,695	7,430,619	6,152,191
Asia-other		11,425,513	12,614,612	10,710,029
North America		2,083,309	2,413,054	2,095,705
Others		3,743,274	5,120,688	4,818,974

		76,332,345	84,750,204	77,127,197
Basis difference		(323,144)	253,412	(70,648)

		￦ 76,009,201	85,003,616	77,056,549

The information on geography, segment revenue is presented based on the geographical location of customers.

(e)	Non-current assets by geographic area as of December 31, 2022 and 2023 are as follows:

(in millions of Won)	2022		2023
Domestic	￦	28,623,582	31,585,233
Japan		139,636	132,229
China		1,199,461	1,222,358
Asia-other		4,768,410	4,521,857
North America		323,543	526,654
Others		2,639,045	3,548,995

	￦	37,693,677	41,537,326

Non-current
assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of the consolidated revenue.

42.	Business combination

(a)	General Information
As of March 30, 2023, the Company acquired 50%

of the remaining shares of QSONE Co.,Ltd. which had previously been classified as an associate, and classified the entity as a wholly owned subsidiary. QSONE Co.,Ltd. owns POSCO Tower Yeoksam, located in Seoul, South Korea, and operates in the business of real estate rental and facility management. With QSONE Co.,Ltd.’s inclusion as a subsidiary, the Company plans to reallocate some of consolidated entities which are

F-1
3
8

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

dispersed due to space limitation, and expects that the Company will ultimately be able to promote collaboration and improve work efficiency.
Had QSONE Co.,Ltd. been acquired on January 1, 2023, the Company’s revenue and profit would have been
￦
77,130,652 million and
￦
1,846,904 million. In addition, revenue and profit based on separate financial statements of QSONE Co.,Ltd. after the acquisition are
￦
18,044 million and
￦
6,307 million.

(b)	Consideration transferred
As of the acquisition date, the fair values of the major categories of the consideration transferred in the acquisition are as follows:

(in millions of Won)	March 30, 2023
Cash	￦	152,749
Investments in associates(* 1)		268,951
(*1) As a result of reassessing 50% of the shares previously held by the Company at fair value, a gain on disposal of
￦
184,556 million has been recognized as other
non-operating
income in the consolidated statement of comprehensive income.

F-1
39

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(c)	Identifiable assets acquired and liabilities assumed
The fair value of the identifiable assets acquired and liabilities assumed as of the date of acquisition is as follows:

(in millions of Won)	March 30, 2023
Assets
Cash and cash equivalents	￦	2,220
Trade accounts, notes receivable and other receivables, net		205
Other financial assets		12,000
Other current assets		132

Total current assets		14,557

Other receivables, net		41
Investment property, net		557,040
Property, plant and equipment, net		42,641
Deferred tax assets		10

Total non-current assets		599,732

Total assets	￦	614,289

Liabilities
Short-term borrowings	￦	10,000
Other payables		5,612
Current income tax liabilities		401
Other current liabilities		812

Total current liabilities		16,825

Long-term borrowings		48,000
Other payables		6,546
Other non-current liabilities		967
Deferred tax liabilities		77,019

Total non-current liabilities		132,532

Total liabilities	￦	149,357

Net assets	￦	464,932

(d)	Gain on bargain purchase
The acquisition cost for the remaining 50% shares held by the seller was determined by comprehensively considering factors based on the sales contract, such as the fair value increase of POSCO Tower Yeoksam during the seller’s investment period, target earnings which is calculated by deducting amounts paid by QSONE Co.,Ltd. to the seller as a right of shareholder and creditor, from the seller’s initial investment. Therefore, gain on bargain purchase from this business combination is
￦
41,072 million which the Company recognized as other
non-operating
income.

F-14
0

POSCO HOLDINGS INC. and Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2022 and 2023

(e)	Costs related to business combination
During the year ended December 31, 2023 expenses related to the business combination, including evaluation fees were
￦
179 million, which the Company recognized as other administrative expenses in the consolidated statements of comprehensive income.

43.	Events after the reporting period
On January 23, 2024, POSCO, a subsidiary, issued
non-guaranteed
senior dollar bonds (issued amount $500 million, nominal interest rate 4.875%). The maturity of the bonds is January 23, 2027.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO HOLDINGS INC.
(Registrant)

/s/ Chang, In-Hwa
Name:	Chang, In-Hwa
Title:	Chief Executive Officer and Representative Director
Date:	April 29, 2024